Form 20-F
period 2006-12-31
Melco PBL Entertainment (Macau) LTD
filed 2007-03-30
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Penthouse, 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing three ordinary shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,180,931,146 ordinary shares of Registrant issued as of December 31, 2006.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“China,” “mainland China” and “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•	“Greater China” are to mainland China, Hong Kong, Macau and Taiwan, collectively;

•	“HK$” and “H.K. dollars” are to the legal currency of Hong Kong;

•	“Hong Kong” are to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•	“Macau” and the “Macau SAR” are to the Macau Special Administrative Region of the People’s Republic of China;

•	“Patacas” and “MOP” are to the legal currency of Macau;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “MPBL Entertainment” refer to Melco PBL Entertainment (Macau) Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities and its consolidated subsidiaries, including Melco PBL Gaming (Macau) Limited, a Macau company and the holder of the gaming subconcession; “Melco” refers to Melco International Development Limited, a Hong Kong listed corporation; “PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation; and “our subconcession” refers to the Macau gaming subconcession held by our subsidiary, Melco PBL Gaming (Macau) Limited, or MPBL Gaming. Our other principal operating subsidiaries are (1) Great Wonders, Investments, Limited, or Great Wonders, (2) Melco Hotels and Resorts (Macau) Limited, or Melco Hotels, and (3) Melco PBL (Macau Peninsula) Limited, or MPBL Peninsula, through which we currently hold our Crown Macau project, City of Dreams project and Macau Peninsula project, respectively.

This annual report on Form 20-F includes our audited consolidated financial statements for the period from January 1, 2004 to June 8, 2004 (predecessor company—Mocha Slot Group Limited), the period from June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 and as of December 31, 2004, 2005 and 2006.

We completed our initial public offering of 60,250,000 ADSs, each representing three ordinary shares, par value US$0.01 per share in December 2006. Since December 19, 2006, we have listed our ADSs on The NASDAQ Stock Market LLC, or the Nasdaq, under the symbol “MPEL.” As of March 15, 2007, the total number of our issued and outstanding ordinary shares was 1,208,043,646 shares (out of which 208,043,646 ordinary shares were represented by 69,347,882 ADSs). Immediately prior to our initial public offering of ADSs in December 2006, we had 1,000,000,000 total ordinary shares issued and outstanding. During the initial public offering, we initially issued 60,250,000 ADSs, representing 180,750,000 ordinary shares. On January 9, 2007, we sold an additional 9,037,500 ADSs, representing 27,112,500 ordinary shares pursuant to the underwriters’ option to purchase these additional ADSs from us at the initial public offering price less the underwriting commission to cover over-allotments of the ADSs. In the prospectus for our initial public offering, we disclosed that we would issue up to 205,000 ADSs, representing up to 615,000 ordinary shares, in connection with the assured entitlement distribution described in the prospectus. The total number of ADSs that were actually issued in connection with the assured entitlement on December 22, 2006 was 60,382 ADSs, representing 181,146 ordinary shares.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected historical consolidated statement of operations data for the period from January 1, 2004 to June 8, 2004 (predecessor), the period from June 9, 2004 to December 31, 2004, and the years ended December 31, 2005 and 2006, and the selected historical consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited financial statements which are in this annual report on Form 20-F beginning on page F-1. The selected historical consolidated statement of operations data for the period from March 20, 2003 (date of incorporation) to December 31, 2003 (predecessor) and the selected historical consolidated balance sheet data as of December 31, 2003 (predecessor) are derived from our audited consolidated financial statements not included in this annual report on Form 20-F. You should read the selected historical consolidated financial data in conjunction with those financial statements and accompanying notes and “Item 5. Operating and Financial Review and Prospects.” Our historical consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

From June 9, 2004 for Mocha, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, Melco Hotels and Great Wonders because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha Slot Group Limited, or Mocha, 70% interest in Great Wonders and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by PBL of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

The consolidated financial statements of Mocha for the period from March 20, 2003 (date of incorporation) to December 31, 2003 and the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of our predecessor, Mocha. Mocha is considered as our predecessor because we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

	Historical result for the period from March 20, 2003 (date of incorporation to December 31, 2003 (predecessor)	Historical result for the period from January 1, 2004 to June 8, 2004 (predecessor)	Historical result for the period from June 9, 2004 to December 31, 2004 (successor)	Historical result for the year ended December 31, 2005 (successor)	Historical result for the year ended December 31, 2006 (successor)
	(in thousands of US$, except share and per share data and operating data)
Revenue:
— Fee for services provided to gaming machine lounges	$604	$1,867	$5,754	$16,569	$16,276
— Slot lounge gaming revenue(3)	—	—	—	—	19,108
— Food, beverage and others	7	29	317	759	717

Total revenue	611	1,896	6,071	17,328	36,101
Operating costs and expenses:
— Provision of services to gaming machine lounges	(278)	(864)	(4,286)	(11,255)	(16,289)
— Slot lounge operating expenses	—	—	—	—	(11,847)
— Food, beverage and others	(7)	(48)	(250)	(596)	(530)
— Amortization of gaming subconcession	—	—	—	—	(14,309)
— Amortization of land use rights	—	—	(130)	(3,535)	(12,358)
— Impairment loss recognized on slot lounges services agreements	—	—	—	—	(7,640)
— General and administrative	(71)	(197)	(1,970)	(4,400)	(15,591)
— Selling and marketing	(51)	(81)	(166)	(534)	(3,511)
— Pre-opening costs	(54)	(96)	(199)	(730)	(11,679)

Total operating costs and expenses	(461)	(1,286)	(7,001)	(21,050)	(93,754)

Operating income (loss)	150	610	(930)	(3,722)	(57,653)
Non-operating (expenses) income	15	(90)	(131)	64	(22,726)

Income (loss) before income tax	165	520	(1,061)	(3,658)	(80,379)
Income tax (expense) credit	(28)	(26)	(37)	91	1,885

Income (loss) before minority interests	137	494	(1,098)	(3,567)	(78,494)
Minority interests	—	—	91	308	5,015

Net income (loss)	$137	$494	$(1,007)	$(3,259)	$(73,479)

Loss per share
— Basic	*	*	$(0.002)	$(0.006)	$(0.116)

— ADS(1)	*	*	$(0.005)	$(0.019)	$(0.348)

Share used in calculating loss per share
— Basic	*	*	625,000,0000	522,945,205	633,228,439

Selected operating data:
— Weighted average number of gaming machines(2)	62	125	513	634	937
— Average daily net win per machine(3)	281.9	284.5	171.5	229.1	209.8
Other data:
Operating EBITDA(4)		$771	$1,119	$7,430	$13,178

*	Figures not provided as the number of shares of our predecessor Mocha and our company are not directly comparable.
(1)	Each ADS represents three ordinary shares.
(2)	Weighted average number of gaming machines for any period/year represents the sum of the number of gaming machines in service at the Mocha Clubs on each day during such period/year divided by the number of days in such period/year.
(3)	Average daily net win per machine for any period/year represents the total gaming machine win during such period/year divided by the weighted average number of gaming machines in service during such period/year. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. After the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(4)	Operating EBITDA is presented for the results of the Mocha Clubs only as our sole operating business and is reconciled to consolidated net income as described at note 20 of our audited consolidated financial statements for the period from January 1, 2004 to June 8, 2004 (predecessor), period from June 9, 2004 to December 31, 2004 (successor) and the years ended December 31, 2005 and 2006 (successor).

	December 31,
	2003 (predecessor)	2004 (successor)	2005 (successor)	2006 (successor)
	(in thousands of US$)
Balance Sheet Data:
Current Assets:
Cash and cash equivalents	386	5,537	19,769	583,996
Accounts receivable	5	45	37	414
Amounts due from affiliated companies	217	1,085	1,398	152
Inventories	—	15	87	196
Prepaid expenses and other current assets	7	94	641	1,790

Total current assets	615	6,776	21,932	586,548
Property and equipment, net	1,332	10,613	67,794	279,885
Gaming subconcession	—	—	—	885,691
Intangible assets, net	—	12,118	11,089	4,220
Goodwill	—	34,417	34,417	81,915
Long term prepayment	—	—	—	1,100
Other assets	—	—	150,641	—
Deposit for acquisition of land interest	—	—	—	12,853
Land use rights, net	—	40,493	132,424	423,066
Rental deposits	45	231	528	1,066
Deposits for acquisition of property and equipment	121	1,464	2,383	3,576

Total assets	2,113	106,112	421,208	2,279,920

Total current liabilities	1,863	17,524	138,741	207,613
Total liabilities	1,976	23,845	163,024	389,554
Minority Interests	—	35	19,492	—
Total shareholders’ equity	137	82,232	238,692	1,890,366
Total liabilities/shareholders’ equity	2,113	106,112	421,208	2,279,920

Exchange Rate Information

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with a significant portion of our indebtedness and certain expenses, U.S. dollars. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of Hong Kong dollars into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report on Form 20-F were made at a rate of HK$7.78 to US$1.00. The noon buying rate in effect as of December 29, 2006 was HK$7.7771 to US$1.00. We make no representation that any Hong Kong dollars or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all. On March 29, 2007, the noon buying rate was HK$7.8127 to US$1.00.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since October 7, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund with U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issue. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in U.S. dollars at the fixed rate of exchange. Hong Kong’s three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited.

In May 2005, the Hong Kong Monetary Authority broadened the link from the original rate of HK$7.80 per US$1.00 to a rate range of HK$7.75 to HK$7.85 per US$1.00. No assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per US$1.00 or at all.

The following table sets forth the noon buying rate for U.S. dollars in The City of New York for cable transfers in Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(Hong Kong dollar per US$1.00)
2001	7.7999	7.7936	7.8008	7.7765
2002	7.7980	7.7996	7.8004	7.7970
2003	7.7988	7.7996	7.8095	7.7970
2004	7.7640	7.7864	7.8001	7.7085
2005	7.7723	7.7899	7.8010	7.7632
2006
July	7.7703	7.7734	7.7775	7.7670
August	7.7767	7.7762	7.7796	7.7723
September	7.7913	7.7825	7.7913	7.7767
October	7.7780	7.7849	7.7928	7.7746
November	7.7779	7.7816	7.7875	7.7751
December	7.7771	7.7733	7.7787	7.7665
2007
January	7.8078	7.8000	7.8112	7.7797
February	7.8119	7.8114	7.8141	7.8041
March (through March 29, 2007)	7.8127	7.8131	7.8177	7.8093

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the Hong Kong dollar at a rate of HK$1.00 = MOP 1.03. All translations from Patacas to U.S. dollars were made at the exchange rate of MOP 8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for custom purposes a noon buying rate for cable transfers in Patacas.

B. Capitalization and Indebtedness

Not Applicable.

C. Reasons for the Offer and Use of Proceeds

Not Applicable.

D. Risk Factors

Risks Relating to Our Early Stage of Development

We are in an early stage of development of our business and properties, and so we are subject to significant risks and uncertainties. Our limited operating history may not serve as an adequate basis to judge our future operating results and prospects.

In significant respects we remain in a developmental phase of our business and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, we are still in the process of developing the Crown Macau and the City of Dreams, with neither project yet completed and generating any revenue and the City of Dreams project in very early stages of development. The Macau Peninsula project is at an even more preliminary design stage. The Mocha Club business, which we acquired in 2005, did not commence operations until 2003 and is currently our only revenue generating operation. MPBL Gaming only recently acquired its subconcession in September 2006 and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and operate major new development projects and gaming businesses in a rapidly growing and intensely competitive market.

Among other things, we are still in the process of:

•	completing the financing of our City of Dreams project;

•	completing the construction contract for our City of Dreams project;

•	obtaining the formal grant of a land concession from the Macau government for the City of Dreams site on terms that are acceptable to us;

•	obtaining the approval from the Macau government to increase the developable gross floor area of the City of Dreams site; and

•

acquiring an ownership interest in the company that owns the Macau Peninsula site, which is subject to significant conditions in the control of third parties unrelated to us and the seller and to Macau governmental approvals, and obtaining financing commitments for the acquisition and development of the Macau Peninsula project.

We have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:

•	complete our construction projects within their anticipated time schedules and budgets;

•	obtain a land concession for the City of Dreams project on terms that are acceptable to us;

•	obtain an extension of the deadline for completion of development on the site for the Macau Peninsula project;

•	obtain formal occupancy licenses for the Crown Macau and the City of Dreams;

•	identify suitable locations and enter into new lease agreements for new Mocha Clubs;

•	attract and retain customers and qualified employees;

•	operate, support, expand and develop our operations and our facilities;

•	maintain effective control of our operating costs and expenses;

•	raise additional capital, if required;

•

develop and maintain internal personnel, systems and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to changes in our regulatory environment; and

•	respond to competitive market conditions.

If we are unable to complete any of these tasks, we may be unable to complete and operate any of our projects and businesses in the manner we contemplate and generate revenues in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on one or more of our existing financing facilities in order to fund our development, construction and acquisition activities or may suffer a default under one or more of our financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.

We could encounter problems that substantially increase the costs to develop our projects and delay or prevent the opening of one or more of our projects.

The anticipated costs and targeted completion date for the Crown Macau are based on budgets, architectural and construction plans and schedule estimates that we have prepared with the assistance of architects and contractors. The current total project development budget for the Crown Macau project is estimated to be US$583.6 million, which includes the value of land for the project site both contributed to us in kind and partly paid for by us, land premium costs and construction costs, furniture, fixtures and equipment expenses, or FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements. The budget estimated for the City of Dreams project are based on preliminary projections and budgets, conceptual design documents and schedule estimates that we have prepared with the assistance of our architects and contractors and are subject to change as the plans and design documents are finalized. The current total project development budget for both phases of the City of Dreams, inclusive of land, construction, FF&E, pre-opening expenses, capitalized fees and finance costs, and initial working capital requirements (including cage cash), is currently estimated to be approximately US$2.1 billion. However, we anticipate an increase in the total project development budget for the City of Dreams. See “Item 4B. Business Overview—Our Properties—The City of Dreams.” The cost of a second block of apartments has not been included in the current total project development budget for the City of Dreams. The total project costs for the Macau Peninsula project are based on preliminary estimates and conceptual designs and estimated project costs may be adjusted significantly as we begin to firm up our design plans and hire contractors for this project.

All our projects are subject to significant development and construction risks, which could have a material adverse impact on our project timetables and costs and our ability to complete the projects. These risks include the following:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	environmental, health and safety issues, including site accidents;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any or all of our projects, which could materially adversely affect our results of operations and financial condition. For example, primarily as a result of changes and improvements in the designs for the Crown Macau, our construction costs have increased and we have negotiated with the general contractor, Paul Y. Construction Company Limited, or Paul Y. Construction, for an amendment of the total contract price from the original HK$1,448.0 million (US$186.1 million) to approximately HK$2.1 billion (US$269.9 million). In addition, we originally anticipated that the total project development costs for the Crown Macau would be US$512.6 million. More recently, we projected that additional costs of approximately US$71 million will be incurred on the Crown Macau project for a total of US$583.6 million. The increase in budgeted costs is in three principal areas: pre-opening and property marketing expenses; FF&E expenses for the casino operations; and design and fit-out expenses for the hotel and casino areas. We cannot guarantee you that our construction costs or total projects costs will not be increased.

Costs of key construction inputs are increasing in Macau and we believe they are likely to continue to increase during the construction period of our projects, primarily due to the significant increase in building activity in Macau. Our contractors may not be able to secure lower cost labor and other inputs from mainland China on a timely basis and in an adequate amount, as they will need to obtain required licenses from the Macau government to do so. The application for such licenses, if granted at all, may take several weeks or months. Continuing increases in input costs of construction in Macau will increase the risk that contractors will fail to perform under their contracts on time, within budget, or at all, and could increase the costs of any new contracts that we may enter into for the City of Dreams and Macau Peninsula projects.

Failure to finalize and draw upon our City of Dreams Project Facility would require us to find alternative funding sources, could result in less attractive financing terms and could delay or preclude the construction of the City of Dreams.

MPBL Gaming has entered into a commitment letter with certain banks as arrangers for up to US$1.6 billion senior secured term loans to construct the City of Dreams project, or the City of Dreams Project Facility. The commitment letter is not a binding agreement to provide us loans under the City of Dreams Project Facility and remains subject to the execution of definitive documentation, negotiation of material terms and conditions and syndication, due diligence, receipt of requisite Macau government approvals (principally for the land concession for the City of Dreams site and the granting of security to the lenders), receipt of certain credit ratings and several other material conditions precedent to closing and funding. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Activities—Description of Our Indebtedness.” We currently estimate that we will be in a position to borrow under the City of Dreams Project Facility in the second quarter of 2007. However, there can be no assurance that the definitive terms and conditions of the facility will not differ materially from those currently contemplated or that all the conditions to close and fund will be met by that time or at all. If we were unable to finalize and borrow under the City of Dreams Project Facility, we may have to:

•	seek waivers from our lenders,

•	find a new group of lenders and negotiate new financing terms, or

•	consider other financing alternatives.

If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the City of Dreams project. The need to arrange such alternative financing would likely also delay the construction of the City of Dreams, which would affect our cash flows, results of operations and financial condition.

We may require more debt or equity financing, which could require us to incur substantial additional indebtedness or sell additional ADSs or other equity securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.

We may require more debt and equity funding to complete our projects, fund initial operating activities and debt service payments and fund anticipated expansion of the Mocha Clubs operations, depending on whether our projects are completed within budget, the timing of completion and commencement of revenue generating operations at our projects, any further investments and/or acquisitions we may make, and the amount of cash flow from our operations. If delays and cost overruns were significant, the additional funding we would require could be substantial. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our ability to obtain required capital on acceptable terms is subject to a variety of uncertainties, including:

•

limitations on our ability to incur additional debt, including as a result of prospective lenders’ evaluations of our creditworthiness and pursuant to restrictions on incurrence of debt in our existing and anticipated credit facilities, which currently prohibits MPBL Gaming and will prohibit Great Wonders and Melco Hotels from incurring additional indebtedness with only limited exceptions;

•

investors’ and lenders’ perception of, and demand for, debt and equity securities of gaming, leisure and hospitality companies, as well as the offerings of competing financing and investment opportunities in Macau by our competitors;

•	whether it is necessary to provide credit support or other assurances from Melco and PBL on terms and conditions and in amounts that are commercially acceptable to them;

•	MPBL Gaming’s ability to obtain consent from the Macau government as required under our subconcession contract;

•	conditions of the U.S., Macau, Hong Kong, and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	requirements for approval for certain transactions from Macau, Hong Kong or Australian authorities, the Hong Kong Stock Exchange and/or shareholders of Melco and/or PBL;

•	Macau governmental regulation of gaming in Macau; and

•	economic, political and other conditions in Macau, China and the Asian region.

•	Without necessary capital, we may not be able to:

•	complete the development of our existing projects, acquire and develop new projects or open new Mocha Clubs;

•	acquire necessary rights, assets or businesses;

•	expand our operations in Macau;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated funding requirements.

We cannot assure you that necessary financing will be available in amounts or on terms acceptable to us, or at all. If we fail to raise additional funds in such amounts and at such times as we may need, we may be forced to reduce our expenditures and growth to a level that can be supported by our cash flow and delay the development of our projects or expansion of the Mocha Club operations, which may result in our inability to meet drawing conditions under our loan facilities or default and exercise of remedies by the lenders under our loan facilities, whose loans we expect to be secured by liens on substantially all the shares and assets of our subsidiaries. In that event, we would be unable to complete our projects under construction and could suffer a partial or complete loss of our investments in our projects.

Even if our development projects are completed as planned and new Mocha Clubs are opened, they may not be financially successful, which would limit our cash flow and would adversely affect our operations and our ability to repay our debt.

Even if our development projects are completed as planned and new Mocha Clubs are opened, they still may not be financially successful ventures or generate the cash flows that we anticipate. We may not attract the level of patronage that we are seeking. If any of our projects does not attract sufficient business, this will limit our cash flow and would adversely affect our operations and our ability to service payments under our loan facilities.

Risks Relating to the Completion and Operation of Our Projects

The total contract price under our construction contract for the Crown Macau project has already been increased and may increase further due to costs for changes and variations that we are required to bear under the contract.

Our construction contract with Paul Y. Construction for the Crown Macau project provides that the total contract price may be increased and the deadline for the contractor’s obligation to complete construction may be further adjusted under certain circumstances, including variations from the assumptions on which the total contract price is based and change orders issued by us. For example, as a result of changes and improvements in the designs for the Crown Macau, our construction costs have increased and we have negotiated the amendment of the total contract price from the original HK$1,448.0 million (US$186.1 million) to approximately HK$2.1 billion (US$269.9 million). Additional variations from the premises and assumptions on which the total contract price were based and further change orders dictated by us could cause us to be responsible for costs in excess of the total contract price in certain circumstances. Factors that could cause the contract price to be further increased include design improvements and upgrades on the standards of the work and quality of materials. We may also be subject to potential claims for variations from subcontractors under the construction contract, which could also result in a higher total contract price than originally expected. Any additional significant increase in the total contract price under our construction contract for the Crown Macau project beyond which we currently anticipate may have a material adverse effect on our financial condition, results of operations and cash flows. Furthermore, construction contracts for the City of Dreams and Macau Peninsula projects will be subject to similar provisions that could result in our having to bear increases in contract prices, which could be material.

The liquidated damages provision in our construction contract for the Crown Macau project is unlikely to be sufficient to protect us against exposure to actual damages we may suffer for delay in completion of the project. The financial resources of our contractor and its parent company may be insufficient to fund liquidated damages for which they are responsible under the construction contract and the parent’s guarantee.

Under the construction contract with Paul Y. Construction for the Crown Macau project, the scheduled date of practical completion for the Crown Macau project is on or before the end of April 2007. We recently announced that the Crown Macau is targeted to complete construction and open on a trial basis on April 28, 2007 and scheduled to formally open to the public on May 9, 2007 and a grand opening event will be held on May 12, 2007. However, we cannot guarantee you that we will complete construction by that date or open the Crown Macau by the scheduled date. Subject to permitted extensions, if all work required by the construction contract is not practically completed by the deadline, the contract provides for liquidated damages in the amount of HK$250,000 (approximately US$32,134) per day for the mass market casino floors and certain parts of the hotel and HK$100,000 (approximately US$12,853) per day for the VIP casino floors and the remaining parts of the hotel, to be imposed until the completion date certificate is signed by Great Wonders, our subsidiary that holds the land of the Crown Macau. Permitted extensions include requests for variations from the contract by us, the occurrence of a force majeure event, and any delay, impediment or prevention of Paul Y. Construction’s work by us. We cannot assure you that construction will be completed on schedule. If completion of construction were delayed beyond the grace period, our actual damages, including lost revenues, would likely exceed the amount of liquidated damages. We do not maintain delayed commercial operation insurance for the Crown Macau operations.

If Paul Y. Construction defaults under the construction contract, we may be unable to complete the Crown Macau project on schedule or within the amount budgeted, or at all. Failure to complete construction on schedule could have a significant negative impact on our results of operations and financial condition and our ability to satisfy our obligations under the Great Wonders Project Facility and the City of Dreams Project Facility.

Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Holdings Limited), or PYE, the parent company of Paul Y. Construction, has agreed to provide a parent company guarantee of Paul Y. Construction’s performance under the Crown Macau construction contract until final payment. We cannot assure you that Paul Y. Construction and PYE will have sufficient financial resources to fund their obligations or liquidated damages for which they may be responsible under the construction contract and guarantee. Furthermore, neither Paul Y. Construction nor PYE is contractually obligated to maintain financial resources to cover its potential obligations under the construction contract and guarantee. If Paul Y. Construction and PYE do not have the resources to meet their obligations and we are unable to obtain remedies under the construction contract or the guarantee in a timely manner to cover cost overruns as a result of their default, we may be forced to pay these excess costs in order to complete construction of the Crown Macau.

Our insurance coverage may not be adequate to cover all losses that we may suffer at our projects. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

If we incur loss or damage for which we are held liable for amounts exceeding the limits of our insurance coverage, or for claims outside the scope of our insurance coverage, our business and results of operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire, natural disasters, acts of war or terrorism, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we intend to carry business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

For the construction of the Crown Macau, we and Paul Y. Construction have obtained insurance policies providing coverage for construction risks that we believe are typically insured in the construction of gaming and hospitality projects in Macau and Hong Kong. However, this insurance coverage excludes certain types of loss and damage, such as loss or damage from acts of terrorism or liability for death or illness caused by contagious or infectious diseases. If loss or damage of those types were to occur, we could suffer significant uninsured losses. For the construction of the City of Dreams, we have recently secured a construction insurance policy and employees’ compensation insurance policy similar to those we have secured for the Crown Macau. The cost of coverage, however, may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the construction and operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses.

Construction at our projects is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large scale properties such as our development projects can be dangerous. Construction workers at our projects are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractor and us to liabilities, possible losses, delays in completion of the projects and negative publicity. In June 2006, a construction worker died after falling from a high floor of the Crown Macau during construction. As a result, we stopped construction on the Crown Macau site for several days to allow for safety inspections and investigations. A floor of the Crown Macau also collapsed while under construction, causing injuries to construction workers. We believe that we and our contractor take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or further loss of life, damage to property or delays. If further accidents occur during the construction of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We may encounter all of the risks associated with the development and construction of the Crown Macau project in the development and construction of the City of Dreams and Macau Peninsula projects.

We will be exposed to similar risks as we have encountered or identified in the development of the Crown Macau in the development and construction of the City of Dreams, which will be substantially larger and more complex and is at an earlier stage of design and development, and the Macau Peninsula project. We have not yet entered into definitive contracts for the construction and development of the City of Dreams and Macau Peninsula projects. We cannot assure you that we will be able to enter into definitive contracts with contractors with sufficient skill, financial strength and experience on commercially reasonable terms or at all. We may not be able to obtain guaranteed maximum price or fixed contract price terms on the construction contracts for the City of Dreams project, which could cause us to bear greater risks of cost overruns and construction delays. If we are unable to enter into satisfactory construction contracts for the City of Dreams project or are unable to closely control the construction costs and timetable for the City of Dreams project, our business, financial condition and prospects may be materially and adversely affected.

We are developing the City of Dreams on land for which we have not yet been granted a formal concession by the Macau government on terms acceptable to us. If we do not obtain a land concession on terms acceptable to us, we could forfeit all or a part of our investment in the site and the design and construction of the City of Dreams and would not be able to open and operate that facility as planned.

Land concessions in Macau are issued by the Macau government and generally have a term of 25 years, which is renewable for further consecutive periods of up to 10 years each until December 19, 2049 in accordance with the Macau law. The specific terms are determined in the relevant land concession contracts, and there are common formulas generally used to determine the cost of these land concessions. On May 10, 2005, we accepted in principle the Macau government’s offer of a land concession to Melco Hotels consisting of approximately 113,325 square meters (28 acres) of land on the Cotai Strip for the site of the City of Dreams. However, we do not currently have a definitive timetable for finalizing our negotiations with the Macau government and cannot assure you that we will be able to finalize our negotiations with the Macau government and obtain this land concession on terms that are acceptable to us or at all. If we do not obtain a land concession for the City of Dreams site, we may not be able to meet conditions to draw loans under the City of Dreams Project Facility and may not be able to complete and operate the City of Dreams and we could lose all or a substantial part of our investment in the City of Dreams. If the land concession when granted contains terms unacceptable to us and we are unable to seek amendments to the land concession granted, we may not be able to complete and operate the City of Dreams as planned and we could lose all or a substantial part of our investments in the City of Dreams. As of December 31, 2006, we had paid approximately US$193.0 million of the project costs for the City of Dreams project, primarily for the land costs, construction costs, design and consultation fees. The majority of development and construction costs are typically spent closer to the completion of a construction project and we expect that a large portion of our remaining expenditures budgeted for the City of Dreams project will be spent in the months leading up to the expected opening date of the City of Dreams.

Simultaneous planning, design, construction and development of our three major projects may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of one or more of our projects.

Until the public opening of the Crown Macau, which is currently scheduled for May 9, 2007, we expect the construction of the Crown Macau and the planning, design and construction of the City of Dreams and Macau Peninsula projects will be proceeding simultaneously. Since there is a significant overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects, members of our senior management will be involved in planning and developing all of our projects at the same time. Completing work on the Crown Macau simultaneously with the planning, design, development and construction of the City of Dreams and Macau Peninsula projects could divert management resources from the construction and opening of any one project. Our management may be unable to devote sufficient time and attention to all of our projects, and that may delay the construction or opening of one or more of our projects, cause construction cost overruns or cause the performance of any opened property to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.

As we approach the completion of construction of the Crown Macau, we will require extensive operational management and staff in order to commence operations and operate successfully. Accordingly, we are undertaking a major recruiting program before the Crown Macau opens and expect to do so again before each of the City of Dreams and Macau Peninsula projects opens. In anticipation of the formal opening of the Crown Macau on May 9, 2007, we are recruiting and training over 3,500 employees for the operation of the completed facility. The pool of experienced gaming and other personnel in Macau is limited. Many of our new personnel will occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or will be required to possess other skills for which substantial training and experience may be needed. Moreover, competition to recruit and retain qualified gaming and other personnel is likely to intensify significantly as competition in the Macau casino hotel market increases. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers and croupiers. In particular, several other major casino hotels are expected to open in Macau at or around the same times as our developments. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our projects or that costs to recruit and retain such personnel will not increase. The loss of the services of any of our senior managers or the inability to attract and retain qualified employees and senior management personnel could have a material adverse effect on our business.

Our contractors may face difficulties in finding sufficient labor at acceptable cost, which could cause delays and increase construction costs of our projects.

The contractors we retain to construct our projects may also face difficulties and competition in finding qualified construction laborers and managers as more projects commence construction in Macau and as substantial construction activity continues in China. Immigration and labor regulations in Macau may cause our contractors to be unable to obtain sufficient laborers from China to make up any gaps in available labor in Macau and to help reduce costs of construction, which could cause delays and increase construction costs of our projects.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services or their other responsibilities cause them to be unable to devote sufficient time and attention to our company.

We will place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our Co-Chairman and Chief Executive Officer, Mr. Lawrence Ho. The loss of the services of one or more of these members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Lawrence Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. We do not currently carry key person insurance on any members of our senior management team.

Because we will depend upon a limited number of properties for all of our cash flow, we will be subject to greater risks than a gaming company with more operating properties.

We will be entirely dependent upon the Crown Macau, City of Dreams and Macau Peninsula projects and the Mocha Clubs for our cash flow. Given that our operations will be conducted only based on a small number of principal properties, we will be subject to greater risks than a gaming company with more operating properties due to our limited diversification of our businesses and sources of revenue.

Risks Relating to Our Operations in the Gaming Industry in Macau

Because our operations will face intense competition in Macau and elsewhere in Asia, we may not be able to compete successfully and we may lose or be unable to gain market share.

Our competitors in Macau and elsewhere in Asia will include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are significantly larger than us and have significantly larger capital and other resources to support their developments and operations in Macau.

The hotel, resort and casino businesses are highly competitive in Macau and we expect to encounter intense and increasing competition as other developers and operators complete and open new projects in coming years. Our Macau operations compete with approximately 25 other existing casinos of varying sizes located in Macau as of December 31, 2006 as reported by the DICJ. In addition, we expect competition to increase in the near future from local and foreign casino operators who are developing numerous hotel and casino projects in Macau. By the time our City of Dreams project is ready for opening, there is expected to be several new casinos in operation.

SJM is one of the three concessionaires in Macau and operates 18 casinos. SJM is controlled by Dr. Stanley Ho, who through SJM and, its parent entity STDM, controlled the monopoly concession on gaming operations in Macau from 1962 to 2002. In addition, Dr. Stanley Ho is the father of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer. Dr. Stanley Ho was a director and the Chairman of Melco until he resigned from those positions in March 2006. Dr. Stanley Ho remains a shareholder of Melco, and we believe that, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, he was deemed to beneficially own approximately 1.77% of Melco’s outstanding ordinary shares as of December 31, 2006.

In February 2007, SJM opened the Grand Lisboa, a resort next to the Hotel Lisboa, one of our main competitors in Macau gaming, and has also announced the construction of Oceanus, a new casino complex near the Macau Ferry Terminal. Las Vegas Sands opened the Sands Macao in May 2004 and is currently building the Venetian Macao Resort, an all-suites hotel, casino and convention center complex, with a Venetian-style theme similar to that of their Las Vegas property. Galaxy Casino S.A., or Galaxy, operates five casinos and is building the Galaxy Cotai Mega Resort. Wynn Macau opened the Wynn Macau casino hotel project in September 2006 and has announced plans to build up to three resorts in the Cotai Strip. The joint venture between MGM-Mirage and Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho, is building the MGM Grand Macau, a resort on the Macau peninsula adjacent to the Wynn Macau which is scheduled to open in late 2007. Other casinos are expected to be opened by other hotel and entertainment development companies in conjunction with concessionaires who will operate the casino operations.

We will also compete to some extent with casinos located elsewhere in other countries, such as Malaysia, South Korea, the Philippines and Cambodia, as well as in Australia, New Zealand and elsewhere in the world, including Las Vegas. In addition, certain countries, such as Singapore, have now legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded one casino license to Las Vegas Sands in August 2006 and a second casino license to Genting International Bhd. in November 2006. We also expect competition from cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.

Our regional competitors will also include PBL’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and PBL may develop elsewhere in Asia outside Macau. Melco and PBL may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Crown Macau and City of Dreams casinos, the Macau Peninsula site and the Mocha Clubs or a further liberalization of competition being introduced in the gaming industry. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and significantly increase our costs, which could cause our projects to be unsuccessful.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are currently in compliance in all material respects with all applicable laws and regulations of Macau, but we are still in the process of building our internal staff, systems and procedures for the operation of our gaming businesses in compliance with gaming regulatory requirements and standards in Macau. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. For example, our activities are subject to the administrative review and approval by the Health Department, Labour Bureau, Public Works Bureau, Fire Department, Finance Department and Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals that may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

In addition to complying with Macau’s local requirements and standards, we may conduct our gaming operations in Macau by implementing certain of the policies and procedures followed by PBL in compliance with Australian gaming regulations, modified where necessary to meet Macau’s local requirements and standards. Those Australian requirements may be more restrictive than those in Macau. This may negatively affect our flexibility and our ability to engage in some activities that would otherwise be permissible in Macau and increase the expenses we incur in connection with regulatory compliance.

Under MPBL Gaming’s subconcession, the Macau government may terminate its subconcession under certain circumstances without compensation to it, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Under MPBL Gaming’s gaming subconcession, the Macau government has the right, after notifying Wynn Macau, to unilaterally terminate the subconcession in the event of non-compliance by MPBL Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, MPBL Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession.

The following termination events are included in the subconcession contract:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of MPBL Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in the Macau SAR and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	failure to resume operations following the temporary assumption of operations by the Macau government;

•

repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the Direcçāo de Inspecçāo e Coordenaçāo de Jogos (Gaming Inspection and Coordination Bureau of the Macau government), or the DICJ, applicable to us;

•	refusal or failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of MPBL Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of MPBL Gaming or the grant of a subconcession or the entering into any agreement to the same effect; or

•

failure by a controlling shareholder in MPBL Gaming to dispose of its interest in MPBL Gaming, within ninety days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder can no longer own shares in MPBL Gaming.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to it.

If MPBL Gaming were to enter into a service agreement with New Cotai Entertainment, LLC, or other parties, pursuant to which MPBL Gaming would operate the casino premises in their hotel casino resorts, and New Cotai Entertainment or these other parties were to be found unsuitable or were to undertake actions that are inconsistent with MPBL Gaming’s subconcession terms and requirements, we could suffer penalties, including the termination of the subconcession. Based on information from the Macau government, proposed amendments to the legislation are being considered. We expect that after such amendments take effect, on the expiry or any termination of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation.

The subconcession contract contains various general covenants, obligations and other provisions as to which the determination of compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations.

Under the subconcession contract, we are required to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million) by December 2010. We expect to satisfy this requirement through our development of the Crown Macau and the City of Dreams. However, if we were unable to meet the required deadline for completing this minimum investment due, for example, to delay in construction or inability to finance the completion of the City of Dreams project, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.

Under MPBL Gaming’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase MPBL Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. MPBL Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. MPBL Gaming’s ability to incur debt or raise equity may also be restricted by our loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

Furthermore, pursuant to the subconcession contract, we are obligated to comply not only with the terms of that agreement, but also with laws, regulations, rulings and orders that the Macau government might promulgate in the future. We cannot assure you that we will be able to comply with any such laws, regulations, rulings or orders or that any such laws, regulations, rulings or orders would not adversely affect our ability to construct or operate our Macau properties. If any disagreement arises between us and the Macau government regarding the interpretation of, or our compliance with, a provision of the subconcession contract, we will be relying on the consultation and negotiation process with the applicable Macau governmental agency described above. During any such consultation, however, we will be obligated to comply with the terms of the subconcession contract as interpreted by the Macau government.

MPBL Gaming’s failure to comply with the terms of its subconcession in a manner satisfactory to the Macau government could result in the termination of its subconcession. We cannot assure you that MPBL Gaming would always be able to operate gaming activities in a manner satisfactory to the Macau government. The loss of its subconcession would prohibit MPBL Gaming from conducting gaming operations in Macau which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Currently, there is no precedent on how the Macau government will treat the termination of a concession or subconcession upon the occurrence of any of the circumstances mentioned above. Some of the laws and regulations summarized above have not yet been applied by the Macau government. Therefore, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed at this time.

The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to gain market share.

MPBL Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. Although the Macau government has agreed under the existing concession agreements that it will not grant any additional concessions before April 2009 and has publicly stated that only one subconcession may be issued under each concession, we cannot assure you that the Macau government will not change its policies to issue additional concessions or subconcessions at any time in the future. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or subconcessions, we would face additional competition, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to gain market share.

MPBL Gaming’s subconcession contract expires in 2022 and if it was unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, it would be unable to operate casino gaming in Macau.

MPBL Gaming’s subconcession contract expires in 2022. Based on information from the Macau government, proposed amendments to the relevant legislation are being considered. We expect that after such amendments take effect, on the expiration date of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would automatically revert to the Macau government without compensation to us. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The amount of such compensation or indemnity would be determined based on the gross revenue generated by the City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that MPBL Gaming would be able to renew or extend its subconcession contract on terms favorable to us or at all. We also cannot assure you that if MPBL Gaming’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

We expect that MPBL Gaming will not initially be required to pay corporate income taxes on income from gaming operations under the subconcession. We expect that this tax exemption will expire at the end of five years and it may not be extended.

The Macau government has granted or has agreed to grant the benefit of a corporate tax holiday on gaming income in Macau to the existing concessionaires and subconcessionaires for a period of five years starting from the date their gaming operations began in Macau. MPBL Gaming intends to apply for the tax exemption and we expect that it will have the same benefit of a corporate tax holiday in Macau, effective from the date we begin generating gaming revenues under the subconcession, which would exempt us from paying corporate income tax on income generated from gaming activities, which include casino and slot machine gaming, excluding profits from our non-gaming businesses, through the end of the five-year period. We cannot assure you that this tax exemption will be granted by the Macau government or extended beyond the expiration date.

We will extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We will conduct our table gaming activities at our casinos to a limited degree on a credit basis. This credit is likely to be unsecured. High-end patrons typically will be extended more credit than patrons who tend to wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are expected to be visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectibility of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. If we accrue large receivables from the credit extended to our customers, we could suffer a material adverse impact on our operating results if those receivables are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue notwithstanding our uncollectible receivable.

We will depend upon gaming junket operators for a portion of our gaming revenue and if we are unable to establish successful relationships with junket operators, our ability to attract high-end patrons may be adversely affected. If we are unable to ensure high standards of probity and integrity in the junket operators with whom we are associated, our reputation may suffer or we may be subject to sanctions, including the loss of MPBL Gaming’s subconcession.

Junket operators, who organize tours, or junkets, for high-end patrons to casinos in Macau, will be responsible for a portion of our gaming revenues in Macau. With the rise in gaming in Macau, the competition for relationships with junket operators has increased. While we do not have any current relationships with junket operators. PBL has sales and marketing staff in Thailand, Hong Kong, China, Taiwan, Malaysia, Indonesia, Singapore and Macau devoted to attracting junket business to PBL’s existing casinos, Crown Casino Melbourne and Burswood Casino. There can be no assurance that we will be able to utilize PBL’s relationships with regional junket operators or develop other relationships with junket operators. If we are unable to utilize and develop relationships with junket operators, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop relationships with high-end patrons, which may not be as profitable as relationships developed through junket operators.

In addition, the reputations of the junket operators we deal with will be important to our own reputation and MPBL Gaming’s ability to continue to operate in compliance with its subconcession. While we will endeavor to ensure high standards of probity and integrity in the junket operators with whom we are associated, we cannot assure you that the junket operators with whom we are associated will always maintain the high standards that we plan to require. If we were to deal with a junket operator whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on our own probity. If a junket operator falls below our standards, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

We cannot assure you that anti-money laundering policies that we intend to implement and compliance with applicable anti-money laundering laws will be effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We intend to implement anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau based in part on those adopted by PBL for its casinos in Australia. However, we cannot assure you that any such policies will be effective to prevent our casino operations from being exploited for money laundering purposes. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our junket operators or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. See “Item 4. Information on the Company—B. Business Overview—Gaming Regulations—Anti-Money Laundering Regulations in Macau.”

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming industry, visitation to Macau may not increase as currently expected, which may cause our projects to be unsuccessful.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned transformation into a mass-market gaming destination, the frequency of bus, plane and ferry services to Macau must increase significantly. In addition, Macau’s internal road system is prone to congestion and must be substantially improved to support projected increases in traffic. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation, or at all, which could impede the expected increase in visitation to Macau and cause our projects to be unsuccessful.

Risks Relating to Our Indebtedness

Our substantial projected indebtedness could impair our financial condition, which could further exacerbate the risks associated with our substantial leverage.

We will have substantial debt service obligations. We expect, based on current budgets and estimates, to incur the following secured long term indebtedness:

•	approximately HK$1.28 billion (US$164.5 million) under the Great Wonders Project Facility for construction of the Crown Macau;

•	approximately US$1.6 billion under the City of Dreams Project Facility for construction of the City of Dreams; and

•

debt financing for a significant portion of the HK$1.5 billion (US$192.8 million) acquisition cost of the Macau Peninsula site, as well as a significant portion of the other costs of developing that project, which are as yet undetermined.

Our substantial projected indebtedness could have important consequences to you. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt will bear interest at variable rates;

•

cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•

in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and our subsidiaries’ assets, over which our lenders have taken or will take security.

We currently do not generate sufficient cash flow to service our projected indebtedness and we may not be able to generate sufficient cash flow to meet our debt service obligations because our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments due on our anticipated debt obligations and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. Our current operations are insufficient to support the debt service on our anticipated debt. We will require timely completion and generation of operating cash flow from our projects to service our future projected indebtedness. Our ability to obtain cash to service our projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our projected debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our future projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The terms of our and our subsidiaries’ indebtedness may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The Great Wonders Project Facility and associated facility and security documents that Great Wonders has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Great Wonders and effectively on us. In addition, the terms and conditions described in the commitment letter for the City of Dreams Project Facility will also impose significant operating and financial restrictions on MPBL Gaming, Melco Hotels and effectively on us. The covenants in the Great Wonders Project Facility and City of Dreams Project Facility restrict, among other things, our or our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	dispose of assets;

•	make certain acquisitions and investments;

•	pay dividends and make other restricted payments or apply revenues earned in one part of our operations to fund development costs or operating losses in another part of our operations;

•	enter into sale and leaseback transactions;

•	engage in new businesses;

•	issue preferred stock; and

•	enter into transactions with shareholders and affiliates.

In addition, the restrictions under the Great Wonders Project Facility and the restrictions contemplated in the commitment letter for the City of Dreams Project Facility contain financial covenants, including requirements that we satisfy tests or ratios such as:

•	maximum capital expenditures test;

•	minimum interest and debt service coverage ratios; and

•	a maximum leverage ratio.

Because we have not completed the negotiation of the definitive terms of our and our subsidiaries’ additional indebtedness, including the terms of our proposed City of Dreams Project Facility, we may have covenants in addition to the covenants set forth above or that may be more restrictive than those described above. These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require and impede our growth.

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

If there were an event of default under one of our debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to be due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt instruments. The value of the collateral may not be sufficient to repay all of our indebtedness, which could result in the loss of your investment as a shareholder.

Risks Relating to Our Business and to Operating in Macau

Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

All of our existing operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and in China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions;

•	changes in policies of the government or changes in laws and regulations, or the interpretation of these laws and regulations;

•	changes in foreign exchange regulations;

•	measures that may be introduced to control inflation, such as interest rate increases; and

•	changes in the rate or method of taxation.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession may be subject to renegotiations with the Macau government in the future, including amounts we will be obligated to pay the Macau government in order to continue operations. MPBL Gaming’s obligations to make certain payments to the Macau government under the terms of its subconcession include a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The results of those renegotiations could have a material adverse effect on our results of operations and financial condition.

The Secretary for Transport and Public Works of Macau, Mr. Ao Man-Long, was arrested in December 2006 by Macau’s Commission against Corruption on charges involving bribery and irregular financial activities according to the Macau Government Official Statement. In accordance with a statement made by the Macau’s Commission against Corruption, those detained together with Mr. Ao are related to local companies to whom several major public works contracts were awarded. During the investigation, additional individuals related to local Macau companies to whom land had been granted in land exchange procedures were detained. The investigation is ongoing. After the arrest, Mr. Ao was removed from his post as Secretary for Transport and

Public Works of Macau, which gave him jurisdiction over all land grants and public works and infrastructure projects in Macau. The Chief Executive of Macau had personally assumed such role until Mr. Lao Sio-Io was appointed the new Secretary for Transport and Public Works in March 2007. The Macau government has granted us a lease for a plot of land for the Crown Macau, and has offered to grant us a lease for the development rights for two adjacent land parcels on the Cotai Strip for the City of Dreams site. However, we are still awaiting the formal grant of an occupancy permit for the Crown Macau and we have yet to receive either a formal grant of a land concession or an occupancy permit for the City of Dreams site. We will apply for approval from the Macau government to increase the developable gross floor area of the City of Dreams site and revision to the purpose of land use after the site is granted to us. In addition, the Macau Peninsula project is at an even earlier stage of development, and if we acquire the site we would need to obtain similar land concession modifications and development approvals from the Macau government. We cannot predict at this time whether Mr. Ao’s arrest and removal, and any further investigations or prosecutions, will adversely affect the functioning of the Macau Land, Public Works and Transports Bureau, any approvals or land concession grants that are pending before it, or for which applications may be made in the future (including with respect to our projects), or will give rise to additional scrutiny or review of any approvals or land concessions, including those for the Crown Macau and the City of Dreams, that were previously approved or granted through this Bureau and the Secretary for Transport and Public Works of Macau.

As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. Any slowdown in economic growth or reversal of China’s current policies of liberalizing restrictions on travel and currency movements could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos.

Because we will depend upon our properties in one market for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more markets.

We will be entirely dependent upon the Crown Macau, City of Dreams and Macau Peninsula projects and Mocha Clubs for all of our cash flow. Given that our operations will be conducted only at properties in Macau and that any future developments will be in Macau, we will be subject to greater risks than a gaming company with more operating properties in more markets. These risks include:

•	dependence on the gaming and leisure market in Macau and limited diversification of our businesses and sources of revenue;

•	a decline in economic, competitive and political conditions in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

•	that the number of visitors to Macau does not increase at the rate that we have expected; and

•	a decrease in gaming activities at our properties.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad for six months or less are only allowed to take the equivalent of up to US$5,000 out of China. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

Our revenues in Macau are denominated in H.K. dollars and Patacas, the legal currency of Macau. Although currently permitted, we cannot assure you that H.K. dollars and Patacas will continue to be freely exchangeable into U.S. dollars. Also, because the currency market for Patacas is relatively small and undeveloped, our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars.

Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.

The strength and profitability of our business will depend on consumer demand for casino resorts and leisure travel in general. Changes in consumer preferences or discretionary consumer spending could harm our business. Terrorist acts, developments in the conflict in Iraq and other events could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which the recent or future terrorist acts may affect us, directly or indirectly, in the future. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel casino resorts and the type of luxury amenities we plan to offer are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (“avian flu” or bird flu”), Severe Acute Respiratory Syndrome (“SARS”) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of March 20, 2007, the WHO has confirmed a total of 169 fatalities in a total number of 281 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Bridge from Macau, has confirmed several cases of avian flu. Currently, no fully effective avian flu vaccines have been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods to plummet in the affected regions. There can be no assurance that an outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Macau is susceptible to severe typhoons that may disrupt our operations.

Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. In the event of a major typhoon or other natural disaster in Macau, our properties and business may be severely disrupted and our results of operations could be adversely affected. Although we or our operating subsidiaries intend to carry insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, our properties or other damages to the infrastructure or economy of Macau.

Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our expenses and profitability.

Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We expect to incur significant debt denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar to the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion. We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us and their interests in our business may be different than yours.

Melco and PBL together own the substantial majority of our outstanding shares, with each beneficially holding 41.4% of our outstanding ordinary shares as of the date of this annual report. Melco and PBL have entered into a shareholders agreement regarding the voting of their shares of our company under which each will agree to (among other things) vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and PBL, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of PBL and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without approval of independent directors or shareholders and the interests of these shareholders may conflict with your interests as minority shareholders. If Melco or PBL provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Melco and PBL may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau and could divert management time and resources and have adverse consequences to us and the interests of our minority shareholders.

Melco and PBL may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. For example, another joint venture entity of Melco and PBL (in which we do not have any interest) participated in a consortium that submitted a bid for one of two licenses to operate casinos in Singapore in the Fall of 2006. Although the consortium did not win such bid, Melco and PBL may seek other gaming projects in Asia through joint venture entities (in which we will not have any interest). We could face competition from these other gaming projects, including competition for management time and resources. We also face competition from regional competitors, which include PBL’s Crown Casino Melbourne and Burswood Casino in Australia. We expect to continue to receive significant support from both Melco and PBL in terms of their local experience, operating skills, international experience and high standards. Specifically, we have support arrangements with Melco and PBL under which they provide us administrative support and technical expertise in connection with the development of the Crown Macau, City of Dreams and Macau Peninsula projects and the operation of the Mocha Clubs business. In addition, PBL has seconded to our subsidiaries several of their key project development personnel to form our core interim project management team and intends to second additional management employees when our development projects are in operation. Should Melco or PBL decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or PBL may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth. We cannot guarantee you that Melco and PBL will make strategic and other decisions which do not adversely affect our business.

Business conducted through joint ventures involves certain risks.

We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. We will not hold interests in any gaming and leisure related businesses and properties outside Macau. As a joint venture controlled by Melco and PBL, there are special risks associated with the possibility that Melco and PBL may: (1) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (2) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (3) take actions contrary to our policies or objectives; (4) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ agreements; or (5) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or PBL’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Changes in our share ownership, including a change of control or a change in the amounts or relative percentages of our shares owned by Melco and PBL, could result in our inability to draw loans or events of default under our indebtedness.

The City of Dreams Project Facility will include provisions under which we may be unable to meet the conditions to draw loans or may suffer an event of default upon the occurrence of a change of control with respect to MPBL Gaming, a decline in the aggregate indirect holdings of MPBL Gaming shares by Melco and PBL below certain thresholds, or a change in the percentages of MPBL Gaming shares indirectly held by Melco and PBL such that they cease to be equal. We expect these provisions to be most restrictive during the time when our projects have not commenced commercial operation. Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

We are a holding company and our only material sources of cash are and are expected to be dividends, distributions and payments under shareholder loans from our subsidiaries.

We are a holding company with no material business operations of our own. Our only significant asset is the capital stock of our subsidiaries. We conduct virtually all of our business operations through our subsidiaries. Accordingly, our only material sources of cash are dividends, distributions and payments with respect to our ownership interests in or shareholder loans that we may make to our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends, distributions or payments under shareholder loans in the future. In addition, our subsidiaries’ debt instruments and other agreements, including those that may be entered into by us in connection with the City of Dreams project, limit or prohibit, or are expected to limit or prohibit, certain payments of dividends, other distributions or payments under shareholder loans to us.

PBL’s investment in our company is subject to Australian regulatory review, and if Australian regulators were to find that we, PBL or Melco failed to comply with certain regulatory requirements and standards, then PBL may be required to withdraw from the joint venture.

PBL, through its wholly owned subsidiary, Crown Limited, owns and operates the Crown Casino Melbourne in Australia. Crown Limited holds a casino license issued under legislation in the State of Victoria, Australia. PBL, through its wholly owned subsidiary, Burswood Nominees Limited, owns and operates the Burswood Casino in Perth, Australia. Burswood Nominees Limited holds a casino gaming license issued under legislation in the State of Western Australia, Australia.

The Victorian Commission for Gambling Regulation, or VCGR, has power under the Casino Control Act 1991 (Vic) to undertake general investigations of a gaming licensee and to report its findings to the Minister for Gaming in Victoria. Section 28 of the Casino Control Act requires Crown Limited to seek the approval of the VCGR for any person who is to become an “associate” of Crown Limited. An “associate” is a person or entity who by shareholding or directorship or managerial position is able to exercise significant influence over the management of the casino.

The VCGR must satisfy itself that the “associate” is a suitable person to be associated with the management of the casino. PBL has been approved by the VCGR as an “associate” of Crown Limited. Section 28A requires the VCGR to monitor “associates” to ensure that they continue to be suitable to be associated with the holder of a casino license. To that end the VCGR may investigate any person or entity who has a business association with PBL to determine if the business associate is of good repute and of sound financial resources. If, as a result of such investigation, the VCGR determines that, by reason of its business association, PBL has ceased to be suitable as an “associate” of Crown Limited, then the VCGR can direct PBL to cease the business association or can direct PBL to terminate its “association” with Crown Limited.

Similar to the situation in Victoria, the Western Australian Gaming and Wagering Commission, or the WAGWC, has power under the Casino Control Act 1984 (WA) to undertake general investigations of the holder of the Burswood Nominees Limited license and to report its findings to the Minister for Gaming in Western Australia. If the WAGWC were to determine that Burswood Nominees Limited had ceased to be a suitable person to hold its license, the WAGWC has powers similar to those of to the VCGR to issue a “show cause” notice and then can either suspend or cancel the Burswood Nominees Limited license. The WAGWC has similar obligations to the VCGR to approve and monitor “close associates” of Burswood Nominees Limited. “Close associates” in the Western Australian Act has a substantially similar meaning to “associates” in the Victorian Act, although the Western Australian Act makes no specific reference to business associates of “close associates” in the same way as the Victorian Act. PBL has been approved as a “close associate” of Burswood Nominees Limited. If the WAGWC were to determine that PBL had ceased to be a suitable entity to be such a “close associate,” then the WAGWC could direct PBL to terminate its “close association” with Burswood Nominees Limited.

The VCGR and WAGWC announced in August 2006 that, following the completion of their investigations, they have no objections to PBL’s joint venture with Melco. However, we cannot assure you that any future investigation by the VCGR or WAGWC would not result in a direction to either terminate the business association between PBL and Melco or to terminate the association between PBL, on the one hand, and Crown Limited or Burswood Nominees Limited, on the other hand. If actions by us or our subsidiaries or by Melco or PBL fail to comply with Australian regulatory requirements and standards, or if there are changes in Australian gaming laws and regulations or the interpretation or enforcement of such laws and regulations, PBL may be required to withdraw from its joint venture with Melco or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by PBL from its joint venture with Melco could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities or as contemplated by our founders under their joint venture arrangement.

Risks Relating to the Shares and ADSs and Our Trading Markets

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 19, 2006, the first day on which our ADSs were listed on Nasdaq, until March 29, 2007, the trading prices of our ADSs ranged from $14.12 to $23.55 per ADS and the closing sale price on March 29, 2007 was $15.90 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, Hong Kong dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. Except as permitted under the Companies Law and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which the directors of our company determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our ordinary shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, may be further subject to restrictive covenants contained in the facility agreements governing indebtedness we and our subsidiaries may incur. For example, our subsidiary Great Wonders is subject to certain restrictions on paying dividends under the Great Wonders Project Facility. There is a blanket prohibition on dividends during the construction phase of the Crown Macau. Furthermore, upon completion of the construction of the Crown Macau, Great Wonders will only be able to pay dividends if it satisfies certain financial tests and conditions. We would expect other financing facilities we may enter into to have similar restrictions. For a description of our loan facilities, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities.”

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The 1,000,000,000 ordinary shares outstanding currently beneficially held by Melco and PBL as to 500 million each, will be available for sale, upon the expiration of the 180-day lock-up period beginning from December 18, 2006, the date of the prospectus for our initial public offering, subject to volume and other restrictions as applicable under Rule 144 and Rule 701 under the Securities Act and subject to the terms of their shareholders’ deed. Any or all of these shares may be released prior to expiration of the lock-up period at the discretion of the joint lead underwriters in the initial public offering. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our ADSs could decline.

In addition, Melco and PBL have the right, exercisable following six months after completion of our initial public offering, to cause us to register the sale of their shares under the Securities Act, subject to the terms of their shareholders’ deed. Registration of these shares under the Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause ownership interests in our company to be diluted and this, in turn, could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is unlawful, inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in Macau and Hong Kong. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands, Macau and Hong Kong courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau or Hong Kong courts would be competent to hear original actions brought in the Cayman Islands, Macau or Hong Kong against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2006. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year. A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The value of our assets generally will be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate considerably. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we were treated as a PFIC for any taxable year during which a U.S. Holder held an ADS or an ordinary share, certain adverse United States federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, as well as new rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, the SEC, as required by Section 404 of the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2007. This requirement and other obligations as a public company may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, because we are at an early stage of development, we are still forming other management and accounting teams and laying the preliminary foundation of our internal control disclosures and procedures. Compliance with SEC and Nasdaq rules at such an early stage of development may pose extra costs and challenges on us.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We were incorporated in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an oversea company under the laws of Hong Kong in November 2006. We are a developer, owner and, through MPBL Gaming, an operator of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market. Our subsidiary MPBL Gaming is one of six companies authorized by the Macau government to operate casinos in Macau. We have two current casino gaming and entertainment projects under development: the Crown Macau Hotel Casino and the City of Dreams integrated casino complex. We recently announced that the Crown Macau is targeted to complete construction and open on a trial basis on April 28, 2007 and scheduled to formally open to the public on May 9, 2007, with a grand opening event to be held on May 12, 2007. Phase one of the City of Dreams is targeted to open in late 2008. MPBL Gaming currently operates six Mocha Clubs featuring a total of approximately 1,000 gaming machines, or slot machines. We have also entered into a conditional agreement to acquire a third development site that is located on the shoreline of the Macau peninsula. We have been formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau.

Our principal executive offices are located at The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-3151-3777 and our fax number is 852-3162-3579. We intend to move our principal executive offices in late April 2007. The address at the new location is 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong and our telephone number at this address is 852-2598-3600 and our fax number is 852-2537-3618.

In December 2006, we completed the initial public offering of our ADSs, each of which represents three ordinary shares, and listed our ADSs on Nasdaq.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.melco-pbl.com. The information contained on our website is not part of this annual report on Form 20-F.

B. Business Overview

We are a developer, owner and, through our subsidiary MPBL Gaming, operator of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market. MPBL Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau. We have been formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau.

We have chosen to focus on the Macau gaming market because we believe that Macau is well positioned to be one of the largest gaming destinations in the world. In 2005 and 2006, Macau generated approximately US$5.7 billion and US$7.0 billion of gaming revenue, respectively, compared to the US$5.9 billion and US$6.5 billion of gaming revenue (excluding sports book and race book), respectively, generated on the Las Vegas Strip, according to the DICJ and the Nevada Gaming Control Board. Atlantic City generated approximately US$5.0 billion and US$3.9 billion (excluding sports book and race book) in 2005 and the nine months ended September 30, 2006 , respectively, according to the New Jersey Casino Control Commission. Gaming revenue in Macau has increased at a five-year compounded annual growth rate, or CAGR, from 2001 to 2006 of 23.4% compared to a CAGR of 7.3% for the Las Vegas Strip (excluding sports book and race book). Gaming revenue in Atlantic City has increased at a five-year CAGR from 2000 to 2005 of 3.1% (excluding sports book and race book). Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Through our existing operations and projects currently under development, we will cater to a broad spectrum of potential gaming patrons, including wealthy high-end patrons, who seek the excitement of high stakes gaming, as well as mass market patrons, who wager lower stakes and may be more casual gaming patrons seeking a broader entertainment experience. We will seek to attract these patrons from throughout Asia and in particular from Greater China.

Our existing operations and development projects consist of:

•

The Crown Macau. We began construction of the Crown Macau in December 2004 and completed the topping out of the Crown Macau in November 2006. We recently announced that the Crown Macau is targeted to complete construction and open on a trial basis on April 28, 2007 and scheduled to formally open to the public on May 9, 2007 and a grand opening event will be held on May 12, 2007. The Crown Macau is being developed to offer a luxurious premium hotel and casino resort experience by offering premium entertainment, elegant facilities, high quality service and rich décor, and is being designed with the aim of exceeding the average five-star hotel in Macau. Total project costs are currently budgeted at approximately US$583.6 million. Gaming venues traditionally available to high stakes patrons in Macau have not offered the luxurious accommodations and facilities we aim to offer at the Crown Macau, focusing primarily on intensive gaming during day trips and short visits to Macau. The property will feature a 36-story tower including approximately 183,000 square feet of gaming space with approximately 220 gaming tables and more than 500 gaming machines, and a luxury premium hotel with approximately 216 deluxe hotel rooms, including 24 suites and eight villas, designed with the aim of exceeding the average five-star hotel in Macau.

•

The City of Dreams. We began site preparation of our City of Dreams project in the second quarter of 2006, had our ground-breaking ceremony in April 2006 and have commenced substantial piling work at the site. We currently target to open the initial phase of the complex in late 2008, targeted to include substantial completion of the casino, retail space, two hotels, which are expected to be operated under the Crown Towers and Hard Rock brands, and the performance hall, which is targeted to be completed in the second half of 2008 and ready to host performances in the second half of 2009. The second phase of the complex is targeted to be completed in the second half of 2009. We originally contemplated developing two additional hotels to be operated under the Grant Hyatt and Hyatt Regency brands in the second phase with approximately 1,000 rooms and suites. However, subject to further discussion with Hyatt, we are now contemplating developing the two hotels into a twin-tower hotel with no reduction in the number of rooms. With a total project development budget currently at approximately US$2.1 billion, we are developing the City of Dreams to be a “must-see” integrated casino and entertainment resort primarily for mass market patrons. The City of Dreams will be located on the Cotai Strip, an area that has been master planned to feature a series of major new developments in the style of the Las Vegas Strip. The City of Dreams is planned to feature hotels ranging from four-stars to luxurious ones designed with the aim of exceeding the average five-star hotel in Macau, with a total of approximately 1,600 hotel rooms, an underwater-themed casino with approximately 450 gaming tables and 1,500 gaming machines, a performance hall, an upscale shopping mall and a wide variety of mid- to high-end food and beverage outlets. We also plan to develop one block of luxury serviced apartment units, for both long and short-term occupancy in phase two of the project and, depending on the market conditions, may develop a second block thereafter. The development of the serviced apartment units may be subject to Macau government approval and the approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the current total project development budget for the City of Dreams.

•

Mocha Clubs. Our six Mocha Clubs feature a total of approximately 1,000 gaming machines, and comprise the largest non-casino-based operations of electronic gaming machines in Macau. By combining machine-based gaming with an upscale décor and cafe ambiance, we aim to improve on Macau’s historically limited service to mass market and casual gaming patrons outside the conventional casino setting and to capitalize on the significant growth opportunities for machine-based gaming in Macau.

•

Macau Peninsula Site. We have entered into an agreement to acquire the Macau Peninsula site, which is located on the shoreline of the Macau peninsula near the current Macau Ferry Terminal, for HK$1.5 billion (US$192.8 million). We expect to pay a land premium of HK$150 million (US$19.3 million) to the Macau government. Completion of the purchase remains subject to significant conditions in the control of third parties unrelated to us and the seller. We are currently considering plans for the development of the Macau Peninsula site into a mixed-use hotel, serviced apartment and casino facility targeted primarily at day-trip gaming patrons, and target its opening in the middle of 2009 if we are able to acquire the site. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project is currently budgeted at a range of approximately US$650 million to US$700 million.

Our Properties

The Crown Macau

We began construction of the Crown Macau in December 2004. Our objective in building the Crown Macau is primarily to serve the high-end market by providing a luxurious casino and hotel experience, while tailoring the experience to meet the cultural preferences and expectations of Asian high-end customers. Recognizing that these discerning customers expect and demand luxury, the Crown Macau is designed to provide luxurious hotel suites and dining facilities, high-limit table offerings and private gaming rooms. We recently announced that the Crown Macau is targeted to complete construction and open on a trial basis on April 28, 2007 and scheduled to formally open to the public on May 9, 2007 and a grand opening event will be held on May 12, 2007.

We currently estimate that the total cost of developing and constructing the Crown Macau to the point of opening will be approximately US$583.6 million, inclusive of land and construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

As of December 31, 2006, we had paid approximately US$275.0 million of our total US$583.6 million budgeted project costs to our contractors, primarily to Paul Y. Construction for design and construction fees, the land costs and land premium. The majority of development and construction costs are typically spent closer to the completion of a construction project and a large portion of our remaining US$308.6 million of the Crown Macau project costs is being spent in the months leading up to the targeted opening date of the Crown Macau in early May 2007. With equity contributions from Melco and PBL, part of the proceeds of our initial public offering of ADSs and the HK$1,280 million (US$164.5 million) Great Wonders Project Facility we have entered into to finance construction of the Crown Macau, we have sufficient funding to complete construction of the Crown Macau. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Activities” for details of the Great Wonders Project Facility.

The Casino. A spacious casino with approximately 183,000 square feet of gaming space is planned, including the first seven floors and some of the higher VIP floors of the hotel. The casino will feature a general gaming area as well as high-limit private gaming rooms catering to high-end patrons. We expect the casino to feature a total of approximately 220 gaming tables and more than 500 gaming machines. Of the approximately 220 gaming tables, approximately 50 will be high-limit tables located on the top two floors of the main casino podium as well as in some of the upper level floors of the hotel tower, providing our high-end patrons with a premium gaming experience in an exclusive private environment. We plan that the table limits on our main casino floors will accommodate a full range of casino patrons while still focusing on the high-end market and premium end of the mass market.

The Hotel. We expect that upon completion, the 36-story Crown Macau, which will be operated under the “Crown Towers” brand, will be positioned to become one of the leading hotel casinos in Macau catering to high-end patrons. The top floor of the hotel will serve as the hotel lobby and reception area, providing guests with sweeping views of the surrounding area. The hotel will comprise approximately 216 oversized deluxe rooms, including 24 high-end suites and eight villas and will feature a luxurious interior design combining elegance and comfort with some of the latest in-room entertainment and communication facilities.

The Crown Macau will feature a range of high-quality non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Food and Beverage. A number of restaurants and dining facilities will be available at the Crown Macau. We intend to have four fine dining restaurants, featuring a variety of international cuisines, that we intend to be among the best in Macau including a branch of Tenmasa, a renowned Japanese restaurant in Tokyo. The Crown Macau will also feature several Chinese and international restaurants, dining areas and restaurants focused around the gaming areas and a range of bars across multiple levels of the property. The operator that we are selecting for one of the Crown Macau’s restaurants is renowned for the quality of their food, service and décor, which we believe will provide additional reasons for gaming patrons to visit and stay at the Crown Macau.

Design and Construction Team. We have engaged Paul Y. Construction as the general contractor for the Crown Macau project and have assembled a team of specialists to design and construct the Crown Macau.

•

Paul Y. Construction Company Limited. Paul Y. Construction is a subsidiary of PYE, a Hong Kong listed company. PYE is a leading construction conglomerate with operations in more than nine countries and a workforce of approximately 10,000 employees. Its principal activities include building construction, infrastructure services and civil engineering. Over the past 50 years, PYE has completed numerous landmark projects and buildings, including hotels, commercial and residential buildings, airports, highways, bridges, tunnels and railways, in Greater China and the Asia Pacific region. PYE has also developed and constructed numerous leading hotel and leisure complexes and office and commercial buildings, including HSBC Centre (Hong Kong), Cheung Kong Center (Hong Kong), Shangri-la Hotel Garden Wing (Singapore), The Center (Hong Kong) and The Harbour Front (Hong Kong).

•

Maunsell Structural Consultants Ltd. Maunsell Structural Consultants Ltd., or Maunsell, provides structural, geotechnical and mechanical, electrical and plumbing engineering in connection with the Crown Macau project. Maunsell has more than 35 years of regional and international experience in building structures and its employees have a range of specialized skills in structural design for various types of buildings using different construction methods. It is part of the Maunsell AECOM Group, a multi-disciplinary consultancy practice established in Hong Kong in 1970 with more than 2,000 full time employees in Hong Kong, Mainland China and Singapore. Maunsell’s building engineering experience includes engineering services provided in connection with the Grand Lisboa Hotel (Macau), the Ritz Carlton Hotel (Hong Kong), the Centrium (Hong Kong), the Centre (Hong Kong) and the Harbourfront Landmark (Hong Kong).

•

Wong Tung & Partners Ltd. Wong Tung & Partners Ltd., or Wong Tung, is the architect for the Crown Macau project. Established in Hong Kong in 1963, it has provided award-winning architectural services for projects throughout Hong Kong, Mainland China, South East Asia, the United States and the Middle East. Wong Tung’s architectural designs include the Hyatt International Hotel (Macau), the Hong Kong Park, the Hong Kong Jockey Club Executive Housing and Recreation Club, the Parkview (Hong Kong) and the Jin Jiang Tower Hotel (Shanghai). Wong Tung has obtained ISO 9001 certification by the Hong Kong Quality Assurance Agency for the provision of architectural consultancy services in Hong Kong.

Property. In March 2006, the Macau government granted to Great Wonders, our wholly owned subsidiary through which the Crown Macau is being developed, a 25-year renewable lease for an approximately 5,230 square meter (56,295 square feet) plot of land for the Crown Macau. The Macau government has approved a gross floor area of approximately 95,000 square meters (1,022,600 square feet). Under this lease, we are obligated to pay a land premium of approximately MOP 149.7 million (US$18.7 million), with MOP 50 million (US$6.2 million) due at our acceptance of the terms and conditions of the lease, which was paid on November 25, 2005 and the balance due in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP 157,000 (US$20,000) was payable upon signing of the lease, subject to adjustments in accordance with the relevant amount of rent payable during the year. During construction, rent will be due at an annual rate of MOP 30 (US$4) per square meter of land, or an aggregate of approximately MOP 157,000 (US$20,000). After construction, annual rent per square meter will be MOP 15 (US$2) for the hotel, MOP 10 (US$1) for the parking lot and MOP 10 (US$1) for the outdoor areas, or an aggregate of approximately MOP 1,372,000 (US$171,000). The rent amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the rent adjustment.

Construction Contract. In November 2004, Great Wonders entered into a contract with Paul Y. Construction for the construction and design of the Crown Macau. Under the terms of the contract, Paul Y. Construction acts as the general contractor and oversees all aspects of the design and construction of this project. In addition, the parent company of Paul Y. Construction, PYE, is providing a parent company guarantee of Paul Y. Construction’s full performance of this contract until final payment is made by Great Wonders. Other principal terms of the contract include the following:

•	the general contractor’s obligations including, without limitation, its obligation to coordinate and execute construction works of all third parties hired by Paul Y. Construction and us;

•	the total contract price payable to Paul Y. Construction and mechanisms for adjusting the total contract price and extending the completion date in certain circumstances;

•	the liquidated damages provision for any completion delays and non-conforming works caused by Paul Y. Construction until the completion certificate is signed and delivered by us; and

•	the termination and dispute resolution provisions.

We are obligated to pay under the contract a prime cost incurred by Paul Y. Construction and all third parties retained by Paul Y. Construction to work on this project and a percentage fee of 6% of the prime cost, subject to reduction in the percentage fee for any completion delay caused by Paul Y. Construction. The prime cost represents all costs, other than Paul Y. Construction’s head office overhead costs, for its project management team, labor, materials, goods, plant, site facilities, services (including design services), and sub-contracted works for the design and construction of the work Paul Y. Construction performs for us under the contract. However, cost increases that are due to causes that are not included in the total contract price will be borne by us. For example, as a result of changes and improvements in the designs for the Crown Macau project, our construction cost has increased and we have negotiated an amendment to increase the original total contract price from HK$1,448.0 million (US$186.1 million) to approximately HK$2.1 billion (US$269.9 million). The total contract price of HK$2.1 billion (US$269.9 million) consists of: (i) HK$1,386 million (US$178.1 million) fixed “lump sum” costs; (ii) HK$603 million (US$77.5 million) for provisional and contingency costs; and (iii) a HK$110 million (US$14.1 million) fee. We also revised the guaranteed date of practical completion for the casino and hotels to on or before the end of April 2007.

The City of Dreams

We have entered into principles of understanding in August 2006 to engage a joint venture between Leighton, China State Construction and John Holland as the general contractor for the City of Dreams project and we are currently in the process of negotiating the definitive contract between the parties. As contemplated in the principles of understanding, it is expected that each of the parties forming the contractor joint venture will provide to us, to the extent that the relevant contractor is not the ultimate holding company of its group, a parent company guarantee securing the due performance of the relevant contractor’s obligations under the definitive contract and in return, we are expected to provide a guarantee to the contractors guaranteeing the due performance of Melco Hotels’ obligations under the definitive contract.

We began site preparation of the City of Dreams project in the second quarter of 2006. Our objective in building the City of Dreams is to offer a “must-see” integrated casino resort, entertainment, retail and food and beverage complex that will be attractive to a wide range of customers, with a particular focus on mass market individual and group customers, including families, while still catering to VIP customers.

The City of Dreams will be located on the Cotai Strip, a newly reclaimed area of Macau between the islands of Taipa and Coloane, which has been master-planned for the development of a series of major Las Vegas Strip-style hotel casino resorts featuring large-scale casino floors and a range of supporting entertainment and hospitality facilities such as a performance hall, exhibition and conference facilities, showrooms, shopping malls, spas and other attractions. The City of Dreams will be well-positioned at the northern end of the Cotai Strip, which will make it one of the closest destination resorts on the Cotai Strip to the Macau International Airport and the newly planned Hong Kong/Macau Ferry Pier.

We currently plan to complete the City of Dreams project in two phases, with the completion of the first phase targeted for late 2008 and the second phase targeted for the second half of 2009. We currently plan the casino to be substantially completed during the first phase, along with two hotels, most of the retail space, food and beverage outlets and the performance hall, which we have targeted to be completed in the second half of 2008 and ready to host performances in the second half of 2009. We originally contemplated developing two additional hotels to be operated under the Grant Hyatt and Hyatt Regency brands in the second phase with approximately 1,000 rooms and suites. However, subject to further discussion with Hyatt, we are now contemplating developing the two hotels into a twin-tower hotel with no reduction in the number of rooms. We also currently target to complete the serviced apartments during the second phase. The current total project development budget for constructing, developing and opening both phases of the City of Dreams project is approximately US$2.1 billion, inclusive of land, construction, FF&E, pre-opening expenses, capitalized fees and finance costs and initial working capital requirements (including cage cash). As the City of Dreams project progresses, we continue to improve and vary its overall scope within the original timetable to completion, and by reference to the existing total project development budget. This is against a background of rising costs of construction, services and materials in Macau. We anticipate an increase in the total project development budget for the City of Dreams, and we will continue to explore ways to mitigate the effect of anticipated budget increases through various cost saving measures. In addition, subject to obtaining Macau governmental approvals that may be required and approvals from the City of Dreams Project Facility lenders, finalizing plans and raising any additional financing that may be needed, we may construct one block of deluxe serviced apartments at the City of Dreams in phase two of the project and, depending on market conditions, a second block thereafter. The cost of a second block of apartments has not been included in the current total project development budget for the City of Dreams project. All of the features of the City of Dreams described in this annual report on Form 20-F are based on our current plans for the project, and, therefore, the design of individual elements of the City of Dreams may be refined from this description. However, project changes will be limited in certain respects by the documents governing our indebtedness.

As of December 31, 2006, we had paid approximately US$193.0 million of our US$2.1 billion current total project development budget for the City of Dreams project, primarily for the land costs and land premium, construction costs and design and consultation fees. We expect to fund a portion of the project costs from equity contributions by PBL and Melco, proceeds of the initial public offering of our ADSs and part of the US$1.6 billion City of Dreams Project Facility for which we have signed a commitment letter with certain banks as arrangers.

The Casino. We plan to offer an underwater-themed casino of approximately 420,000 square feet housing approximately 450 gaming tables, including approximately 50 high-limit tables in exclusive VIP salons, and approximately 1,500 gaming machines with potential for future expansion. We target the casino to be substantially completed as part of the first phase.

The Hotels. The City of Dreams is planned to include full service luxury hotels with a total of approximately 1,600 rooms, consisting of: (1) a luxury premium hotel designed with the aim of exceeding the average five-star hotels in Macau, to be operated under the Crown Towers brand by us with approximately 300 rooms, suites and villas; (2) a themed hotel to be operated under the Hard Rock brand with approximately 370 rooms and suites; and (3) as for the second phase and subject to our further discussion with Hyatt, a twin-tower hotel to be operated under the Grand Hyatt brand (originally this component was contemplated to be operated by Hyatt as two separate hotels with one operating under the Grand Hyatt brand and the other under the Hyatt Regency brand) with approximately 1,000 rooms and suites. We intend the City of Dreams to feature one of Asia's largest destination spas, featuring a health club, a beauty treatment center and several rejuvenation facilities, which will help to ensure that our guests enjoy a relaxing and luxurious stay.

Performance Hall. A performance hall offering approximately 2,000-seats is included in the plan of the City of Dreams. The performance hall, which is being designed by the award winning Pei Partnership Architects according to the specifications of Dragone, is expected to host performances that cater to the preferences of the Asian mass market. We currently expect to complete the performance hall in the second half of 2008 and have it ready to host performances in the second half of 2009. It is expected to offer a production created by Dragone, the co-producer and creator of Celine Dion’s “A New Day” show. The artistic director and founder of Dragone was the director and creator of several Cirque du Soleil shows.

Retail Area. Our plan includes a retail area of approximately 50,000-square feet. The shopping mall will feature a wide range of shops with a retail mix which is designed to cater to the needs of residential guests and to attract other visitors to the complex. We currently expect to complete the majority of the retail stores during phase one, with the remainder to be completed in phase two.

Serviced Apartment Units. We plan to develop one block of luxury serviced apartment units, for both long and short-term occupancy in phase two of the project and, depending on the market conditions, may develop a second block thereafter. These developments may be subject to Macau government’s approval and approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the current total project development budget for the City of Dreams project.

Food and Beverage. We plan to position the City of Dreams as one of the leading destinations for food and beverage on the Cotai Strip by offering an extensive range of high-quality food and beverage facilities. We intend to secure some of the most well-known international food and beverage brands and celebrity chefs. The City of Dreams is planned to include over 20 mid- to high-end restaurants plus a range of other dining outlets offering a variety of cuisines and dining styles to service both our gaming customers as well as to attract other customers from competing Macau properties as well as nearby Hong Kong and Guangzhou, China. We currently expect to complete significant portions of the food and beverage outlets during phase one.

Entertainment Venues. The City of Dreams is planned to feature a variety of recreational facilities designed to attract customers to the complex. The complex is also planned to feature a range of concept bars and night clubs, a karaoke lounge and a nightly live performance venue. For groups and families, the property will also feature a large non-gaming entertainment zone offering a range of entertainment and amusement activities. We currently expect to complete the entertainment venues throughout phases one and two.

Conference Rooms and Ballrooms. We plan to build approximately 81,000 square feet of high quality conference, banqueting and ballroom facilities, featuring some of the latest audio and visual equipment. We will aim to make these facilities the preferred venues of choice in Macau for high-end banqueting and corporate hospitality. These facilities will be located within the Grand Hyatt Hotel and are planned to be completed in phase two.

Construction Team. We have entered into principles of understanding to engage a joint venture between Leighton, China State Construction and John Holland as the general contractor for the City of Dreams project and we are currently in the process of negotiating the definitive contract between the parties. In Macau, a joint venture of Leighton and China State Construction recently completed construction of the Wynn Resort (Macau) and Leighton recently completed construction of the Macau Fisherman’s Wharf:

•

Leighton. Leighton is one of Asia’s leading project developers and contractors. Established in Hong Kong in 1975, Leighton focuses on a number of specific market segments, including civil engineering and infrastructure, building, rail, mining, marine, oil and gas, water, environmental services, process, and telecommunications.

•

China State Construction. China State Construction started its construction business in Hong Kong in 1979. It is a vertically integrated construction company, engaged in building construction and civil engineering operations as well as foundation work, site investigation, mechanical and electrical engineering, highway and bridge construction, concrete and pre-cast production. Since July 2005, China State Construction has been listed on the Main Board of the Hong Kong Stock Exchange.

•

John Holland. John Holland is one of Australia’s largest and most diverse specialist contractors. John Holland has significant expertise and experience delivering projects in the fields of building and engineering construction, tunnelling and underground mining, water, including wastewater treatment, telecommunications and rail communication systems, structural mechanical and process engineering, and power, including high voltage transmission projects.

Leighton and John Holland are both part of the Leighton Group, one of Australia’s largest project development and contracting groups.

Design Team. In addition to the general contractor, we have also appointed the following design teams for the City of Dreams project:

•

Leigh & Orange Ltd. Leigh & Orange Ltd. has been appointed as the executive architect for implementation of the City of Dreams project. Founded in 1874 and headquartered in Hong Kong with regional offices in Shanghai, Beijing, Fuzhou, Bangkok, Bahrain, Dubai and Riyadh, Leigh & Orange Ltd. is a full service, award-winning architectural and interior designing firm. Its designs encompass buildings and facilities for both private and public sectors. Leigh & Orange Ltd.’s works include the Ocean Park of Hong Kong, New World Centre Phase II in Beijing and the planned Shaqab Education City in Qatar.

•

Arquitectonica. Arquitectonica will design the hotel towers for the City of Dreams. Founded in 1977 and headquartered in Miami, Florida with regional offices in many parts of the world including New York, Los Angeles, Hong Kong, Shanghai and Manila, Arquitectonica is a full service award-winning architecture, interior designing and planning firm. Arquitectonica’s work includes projects on several continents, from projects such as resorts and casinos, hotels, luxury condominium towers, retail centers and office buildings. Arquitectonica is currently designing the Cosmopolitan Resort Casino in Las Vegas.

•

Pei Partnership Architects. Pei Partnership Architects is designing the performance hall for the City of Dreams. Founded in 1992 and headquartered in New York with a representative office in Beijing, Pei Partnership is a full service, award-winning architectural firm with international scope, experience and reputation. Principals Chien Chung Pei and Li Chung Pei, sons of I.M. Pei and for many years key members of his firm, have more than forty years of combined architecture experience. Pei Partnership’s architectural designs include the Palm Beach Opera House (West Palm Beach, Florida), the Macau Science Center (Macau), the Centrocultural Poliforum (Mexico) and the Opera of the Future Arts at the Massachusetts Institute of Technology.

Properties. The Macau government, in a letter dated April 21, 2005, offered to grant to our subsidiary, Melco Hotels, a 25-year renewable lease for the development rights in respect of two adjacent land parcels on the Cotai Strip in Macau with a combined area of 113,325 square meters (approximately 1.2 million square feet) for the City of Dreams, which offer was accepted by Melco Hotels on May 10, 2005. The Macau government has given approval for a developable gross floor area at the site of 403,692 square meters (approximately 4.3 million square feet). Melco Hotels intends to seek approval for development of 452,400 square meters (approximately 4.9 million square feet), rather than the 403,692 square meters (approximately 4.3 million square feet) contemplated by the Macau government.

The proposed lease terms require us to pay a land premium of approximately MOP 509 million (US$63.4 million), with MOP 170 million (US$21.2 million) due at signing of the lease and the balance due in nine equal semi-annual installments bearing interest at 5% per annum. We must also provide a guarantee deposit of MOP 2,290,000 (US$285,000), subject to adjustments in accordance with the relevant amount of rent payable during the year. If the Macau government approves our request to increase the developable gross floor area at the site, we anticipate that the land premium may increase by approximately MOP 69 million (US$8.6 million) to MOP 110 million (US$13.7 million).

During the construction period, we will pay the Macau government rent at an annual rate of MOP 20 (US$3) per square meter of land, or an aggregate annual amount of MOP 2,290,000 (US$285,000). Following completion of construction, annual rent per square meter will vary depending on the use of the areas within the site. The rent amounts may be adjusted every five years.

Mocha Clubs Operations

The Mocha Clubs focus on mass market, casual gaming patrons, including local residents and day-trip customers. We intend that the Mocha Clubs will grow to form a network of small to medium-sized clubs that feature a friendly atmosphere, with an upscale décor and café ambiance to appeal to customers that historically have been overlooked in Macau by the casinos focused on high-end table game patrons. We believe that there are significant growth opportunities for gaming machines in Macau. The Las Vegas Strip gaming market generates more than 50% of its gaming revenues from gaming machines and electronic gaming, as compared to approximately 3% in Macau. According to the DICJ and the Nevada Gaming Control Board, while the total number of gaming machines in Macau has increased to over 6,100 at the end of December 2006 from approximately 3,400 at the end of 2005 from approximately 2,250 at the end of 2004 and approximately 800 at the end of 2003, the number remains small when compared to the approximately 51,000 gaming machines in Las Vegas Strip at the end of December 2006. In addition, many of the existing machines are older machines that do not employ the latest technology.

Our machines are the latest models from suppliers such as IGT, Aristocrat and Stargames. We offer both single player machines with a variety of games, including progressive jackpots and multi-player games where players on linked machines play against each other in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

We have implemented a Mocha loyalty program, where players earn points for frequent play that can be redeemed for complimentary prizes. We use the IGT Advantage player tracking system. The IGT Advantage system is able to present the player with interactive enhanced bonus, game and promotional events. The IGT Advantage system serves as a marketing and merchandising platform for casino venue amenities. The IGT Advantage system also allows players to track their activity for more than a ten-year period. We intend to continue to use this system in connection with our marketing and advertising resources to enhance our ability to target repeat players.

Currently, the six Mocha Clubs feature a total of approximately 1,000 gaming machines. Our Mocha Clubs accounted for approximately 28.2% of the gross gaming machine revenue in Macau for the year ended December 31, 2006. Our average daily net win per machine is higher than the industry average in Macau.

The following table sets forth information on our Mocha Clubs for the year ended and as of December 31, 2006;

Mocha Club	Opening Date	Location	Gaming Area	Gaming machines	Average daily net win per machine (1)
			(in square feet)	(Year ended December 31, 2006)
Royal	September 2003	Lobby of Hotel Royal	2,100	83	239.0
Kingsway	April 2004	G/F, Kingsway Commercial Centre	6,100	214	293.4
Kampek(2)	June 2004	3/F, San Kin Yip, Commercial Centre	—	—	179.7
TP Square	March 2005	G/F and 1/F, Hotel Taipa Square	4,560	142	206.8
Sintra	November 2005	G/F and 1/F, Hotel Sintra	5,110	137	217.1
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,100	132	111.9
Marina Plaza	December 2006	1/F & 2/F Marina Plaza	12,500	261	136.9

Total(3)	—	—	36,470	969	209.8

(1)	Average daily net win per machine for any period/year represents the total gaming machine win during such period divided by the weighted average number of gaming machines in service during such period/year. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. After the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(2)	Since MPBL Gaming obtained its subconcession, we are not allowed to operate any Mocha Clubs in buildings in which other concessionaires or subconcessionaires have gaming operations. This has required relocating the Kampek Mocha Club, which was located in facilities in which SJM conducts gaming operations under its concession, and which we closed on September 21, 2006. The weighted average number of gaming machines used for the purposes of calculating average daily net win per machine at the Kampek Mocha Club were calculated for the period from January 1, 2006 to September 20, 2006 before its closure. We have moved the former Kampek Mocha Club to Marina Plaza, where approximately 260 gaming machines are available. For the year ended December 31, 2006, we have incurred approximately HK$8.7 million (US$1.1 million) in provision of services to gaming machine lounges attributable to the relocation of the facility.
(3)	The total weighted average number of gaming machines and average daily net win per machine for the year ended December 31, 2006 for all of the Mocha Clubs as a whole were calculated with the inclusion of the Kampek Mocha Club’s operating data for the period from January 1, 2006 to September 20, 2006.

We seek to locate the Mocha Clubs in convenient locations with strong pedestrian traffic, which are typically located within three-star hotels. The Mocha Clubs generally offer diverse machine gaming options with an average of approximately 162 gaming machines in each club, and range from approximately 2,100 square feet to 12,000 square feet. Each Mocha Club provides café style snacks and beverages to its guests. In March 2007, we signed a lease for a seventh Mocha Club. The property is approximately 10,000 square feet in size and the term of the lease ends in December 2021, renewable upon our advance notice and terminable upon our advance notice subject to our compensation equal to half of the rent payable for the remaining term of the lease. We are also seeking additional sites for Mocha Clubs throughout Macau.

Macau Peninsula Project

We are in the process of acquiring a third development site, the Macau Peninsula site, which has a size of approximately 6,480 square meters (69,750 square feet), and is located on the shoreline of the Macau Peninsula near the current Macau Ferry Terminal. On May 17, 2006, our subsidiary, MPBL Peninsula, entered into a promissory agreement to purchase the site by acquiring all the outstanding shares of Sociedade de Fomento Predial Omar, Limitada, or Omar. Omar is the current owner of the site. Dr. Stanley Ho is one of the five directors of Omar but owns no shares of Omar. The acquisition price in the promissory agreement we have entered into is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We also expect that the acquisition of the site will require payment of a land premium of HK$150 million (US$19.3 million) to the Macau government. Our purchase of the Macau Peninsula site remains subject to important conditions, some of which are not in our control, including approval of the Macau government of an extension of the deadline for completion of development on the site and other conditions in the control of other parties. We have begun preliminary conceptual and design work on the potential Macau Peninsula project and we currently contemplate that we would develop a mixed-use apartment hotel and casino facility on the site targeted primarily at day-trip gaming patrons. If obtained, we target completing the Macau Peninsula project in the middle of 2009. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project is currently budgeted at a range of approximately US$650 million to US$700 million, which includes anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

Macau Studio City Project

MPBL Gaming expects to enter into a services agreement with New Cotai Entertainment, LLC, under which MPBL Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development that is targeted to open on the Cotai Strip during 2009. The project is being developed by a joint venture between eSun Holdings Limited and New Cotai Holdings, LLC, which is primarily owned by investment funds and David Friedman, a former senior executive of Las Vegas Sands. While the definitive terms of the services agreement remain subject to finalization, we anticipate that a percentage, to be agreed upon, of the gross gaming revenues from the casino operations of Macau Studio City will be retained by MPBL Gaming. We will not be responsible for any of the project’s capital development costs, and the operating expenses of the casino will be substantially borne by New Cotai Entertainment.

Project Management Team

The members of our senior project management team have an average of 28 years of experience in property development, construction project management and architecture and design. The project management team will oversee and manage the Crown Macau and the City of Dreams projects at each stage of the process from design, construction through to completion of the projects. Our project management team works closely with our contractors, architects and engineers and consists primarily of the following persons. In addition, we receive support from personnel at PBL and Melco to assist us and our subsidiaries in managing the development of our projects.

Mr. Charles R. Goodwin has served as our Project Director, Construction, since June 2006. He overlooks all construction matters relating to the Crown Macau project. He graduated from the University of Wales in the U.K. with honors. Mr. Goodwin is a chartered engineer and a chartered builder, having more than 30 years of concept, design and construction experience in major building and infrastructure works. In the last 15 years prior to joining us, he has been involved in directing the implementation of residential, commercial, leisure and entertainment building projects from inception to completion. During the period between mid-1995 and early 2006, Mr. Goodwin worked with Newfoundworld Ltd. and directed the US$2 billion commercial, residential and leisure development project that forms the city center of Tung Chung, a satellite town neighboring the Hong Kong International Airport.

Philip Payne has served as our Project Director-Design since February 2007. Mr. Payne has extensive experience in project developments involving hospitality and entertainment establishments. Prior to joining our company, he served as the design and construction coordinator for Wynn Las Vegas from 2002 to 2003, the director of design for Las Vegas Sands Macau from 2003 to 2005 and the project director of Greater China Ltd., the developer of casino and hotel facilities operated by Galaxy in Macau, from 2005 to 2006. Mr. Payne is a frequent speaker in international gaming facility design and architectural conferences. Mr. Payne graduated from the Newcastle College of Industrial Design and obtained a United Kingdom national design degree.

Allen Young is our Design Director of the Hyatt hotel towers of the City of Dreams and Serviced Apartment development, since January 2007. Mr. Young has over 25 years of local and oversea experience and is currently a Registered Architect of Hong Kong, member of the Hong Kong Institute of Architects, Royal Institute of British Architects and Royal Australian Institute of Architects. Before joining our company, Mr. Young had worked on the development projects in Hong Kong involving the Hong Kong Museum of History, the West Rail, Cyberport and Belair residential project.

Mr. Nick Prior has served as our Finance Director - Construction Projects, since January 2007. He is responsible for all finance matters including, forecasting, budgetary control, and settlement. He is a Fellow of the Institute of Chartered Accountants in England and Wales with over 30 years experience. Since 1985 he has served as Regional Finance Director, later Regional Managing Director of investment bank Hoare Govett Asia Ltd. From 1991 he was President and Chief Investment Officer of Search Investment Holdings Ltd., the family office and private investment vehicle of Robert W. Miller, co-founder of Duty Free Shoppers (DFS) whose broadly diversified portfolio included substantial real estate investments. Since 1998, and prior to joining us, he has operated his own private equity advisory company, SeaCap Partners Ltd.

Mr. Leonard Wong has served as our Deputy Commercial Director since February 2007. He is responsible for all commercial matters such as contract documentation and administration, commercial negotiations, cost control, budgeting and estimating, and advise on programming. He is a Chartered Builder, mediator and adjudicator, fellow of the Chartered Institute of Building and the Chartered Institute of Arbitrators, member of the Hong Kong Institution of Engineers. He has 24 years experience in the construction industry working for consultants, developers and contractors. He was the Managing Director (Greater China Region) of a UK based international consulting group High-Point Rendel specializing in commercial and contractual management, as well as project management of major infra-structure projects like hotels, hospitals, commercial buildings and heavy civil engineering projects until 2005. Before joining us, he held senior positions in major contracting companies, such as Gammon Construction Ltd and Costain Building and Civil Engineering Ltd.

Mr. York To has served as our Deputy Project Director, Construction, since March 2006. He is responsible for assisting the Project Director on all construction matters relating to the Crown Macau and the City of Dreams projects. He graduated from the University of London with a bachelor’s degree in civil engineering and obtained his MBA from York University in Canada, majoring in real property development. He has more than 18 years of experience in handling large-scaled mixed-use complex development projects. From February 2000 to March 2006, he worked with the Great Eagle Group in Hong Kong as an assistant general manager and was responsible for such landmark projects as Langham Place, a complex development which includes retail, office, hotel and government facilities, and Eaton Hotel, as well as Astor Plaza redevelopment projects.

Mr. Greg Wheat has served as our Technical Director—Services since August 2006. He is responsible for all matters relating to the design of services on the Crown Macau and the City of Dreams projects. Prior to joining us, he was the property operations manager at Conrad Jupiters Casino on the Gold Coast in Australia for the period between 1998 to June 2006, responsible for services operation and project management. He was also responsible for services design and operation of major facilities such as Shangri-la Hotel in Sydney during the period between 1990 and 1994, the Sydney Harbour Casino, a temporary facility to the Star City Casino and the Star City Casino complex during the period between 1994 and 1998.

Advertising and Marketing

We will seek to attract customers to our properties and to grow our customer base over time by implementing and undertaking the following marketing activities and plans:

Press and Public Relations. We believe that utilizing the local and regional media to publicize our projects and operations before our openings, and our continued daily operations is an effective, highly visible and low-cost tool to market our facilities to a large number of people across several market segments. We intend to build a public relations management team that will cultivate media relationships and directly liaise with customers within target Asian countries in order to explore media opportunities in various markets. We also intend to leverage Melco’s existing relationships with local and regional media.

Advertising. We intend to build an internal advertising department responsible for promoting our brands and projects and marketing preferred products to potential customers around Asia. Advertising will include magazine and print pieces, airport duratrans, roadway billboards, radio and television spots (as permitted by Macau laws), collateral and direct mail pieces and handouts.

Promotions. We intend to create a range of promotions that offer a tangible benefit for the customer as a result of the customer’s interaction with the casinos and hotels. Promotions may include discounts, match play offers, free credits, bonuses, competitions and special draws. Promotions will be targeted at different market segments and may be used to market the casinos and hotels as well as their individual amenities, such as, restaurants and special guests clubs.

Special Events. We will host different types of entertainment and exclusive functions designed to bring customers to the property. We will target various market segments with customer-specific events, which will be designed to cater to our customers’ needs and expectations, with the objective of cultivating repeat customer visitation and developing long-term customer relationships.

Casino Marketing. To the extent permitted by the applicable laws in different jurisdictions, we plan to engage in extensive marketing to casino patrons in order to attract them to our casinos. We intend to develop player lists and client databases in order to attract new and repeat high-limit casino patrons as well as develop marketing strategies to attract mass market clientele, including the use of direct mail and telemarketing to draw casino patrons. We will seek to utilize the marketing resources of our founders, including Melco’s marketing teams and PBL’s existing gaming office network, to assist in sourcing customers for our properties. Marketing to Asian high-end customers requires specialist skills. The PBL gaming office network is well experienced in this regard, and has developed close and long standing relationships with customers that we intend to leverage.

Loyalty Programs. We expect to implement a customer relationship management program to foster and closely monitor our customer base to develop customer loyalty. This is expected to be closely modeled on Crown’s successful “Crown Club” program. Utilizing PBL’s gaming experience with customer analytics, we will build a database of customer profiles, which will enable us to target customers in various segments. We will provide Club Cards to casino patrons in order to track their individual activity, enabling the creation of customer profiles from both a gaming and non-gaming perspective. In addition, hotel management software will interface with casino management software, allowing us to effectively market an overall gaming and entertainment product to these guests.

Entertainment. We intend to research the market’s entertainment demands in order to identify and then offer attractive options to our clientele, whether to the high-end or mass market. Our casino lounges and main live performance venues will allow us to offer a variety of entertainment options for multiple market segments, provide continuous entertainment daily between settings, and use these offerings as an effective tool to build brand identity, generate repeat visitations and attract new guests. These exclusive events are expected to be programmed into the operating calendar regularly to maintain certain customer volumes and to fill capacity during lower-demand periods.

Networking Junket Operators. We plan to build a network of selected junket operators to help source and assist in managing high-end customers for our properties. We will develop a series of commission and other incentive-based programs to offer to junket operators and individuals alike, to be competitive in the Macau gaming environment.

Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Many of these current and future competitors are significantly larger than us and have significantly greater capital, financing capability and other resources as well as a longer track record of operation of major hotel casino resort properties. We cannot assure you that we will be able to compete successfully in the Macau market or, if we are able to achieve such success, that we will be able to maintain it.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires—SJM, the incumbent gaming operator in Macau, which is controlled by Dr. Stanley Ho, the father of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer, Wynn Macau, a subsidiary of Wynn Resorts Ltd., and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise Limited, a joint venture formed by MGM-Mirage and Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to Venetian Macau, the developer of the Sands Macao and the Venetian Macao. MPBL Gaming obtained its subconcession under the concession of Wynn Macau.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has agreed under the existing concessions that it will not grant any additional gaming concessions until April 2009 and has publicly stated that each concessionaire will only be permitted to grant one subconcession. However, the laws and policies of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions before 2009. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or subconcessions, we would face additional competition.

SJM. SJM, the incumbent operator, holds one of the three gaming concessions in Macau and currently operates 18 casinos throughout Macau. SJM has invested in projects such as the new Grand Lisboa and the Fisherman’s Wharf entertainment complex. SJM has also announced the construction of Oceanus, a new casino complex near the current Macau Ferry Terminal. As the incumbent operator controlled by Dr. Stanley Ho, SJM has extensive experience in operating in the Macau market and long-established relationships in Macau.

Wynn Macau. Wynn Macau holds a gaming concession and opened the Wynn Resorts (Macau) hotel casino in September 2006 on the Macau peninsula. Wynn Macau has also announced that it plans to develop several projects on the Cotai Strip.

Galaxy. Galaxy, the third concessionaire in Macau, currently operates five casinos which principally target high-limit gaming customers from China, primarily through relationships with junket operators in Macau. In October 2006, Galaxy opened the Galaxy StarWorld, a hotel and casino resort in Macau’s central business and tourism district. Galaxy has also announced plans to develop the Galaxy Cotai Mega Resort on the Cotai Strip, with several hotels and four casinos.

Las Vegas Sands. With a subconcession under Galaxy’s concession, Venetian Macao, a subsidiary of the U.S.-based Las Vegas Sands Corp., operates the Sands Macao hotel and casino. In addition to the Sands Macao, Las Vegas Sands Corp. is building the Venetian Macao, hotel, casino, shopping and convention center on the Cotai Strip. Venetian Macao has also submitted to the Macau government a development plan to develop additional hotel developments in Cotai, in partnership with some of the world’s leading hotel brands and operators, which would include additional casinos and other amenities.

MGM Grand Paradise Limited. MGM-Mirage has entered into a joint venture agreement with Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer, to develop, build and operate a major hotel-casino resort in Macau. MGM Grand Paradise Limited, the joint venture, has been granted a subconcession under SJM’s concession. MGM Grand Paradise Limited has announced the development of the MGM Grand Macau, which will be located next to the Wynn Resorts (Macau) on the Macau peninsula and is expected to be opened in 2007.

Cruise Ships. Star Cruises (Hong Kong) Ltd., or Star Cruises, is a leading cruise line in the Asia Pacific and is one of the largest cruise line operators in the world. Worldwide, Star Cruises presently operates a combined fleet of approximately 20 ships with more than 26,000 lower berths. Star Cruises vessels in Asia Pacific offer extensive gaming to their passengers. These cruise vessels will compete for Asian-based patrons with our gaming operations in Macau.

Other Asian Destinations. We may also face competition from casinos and gaming resorts in Malaysia, South Korea, the Philippines, Cambodia, Australia and New Zealand. Genting Highlands is a popular international gaming resort in Malaysia approximately a one-hour drive from Kuala Lumpur. Although successful, we believe that the Genting Highlands caters to a different market than Macau, in large part because of the distance and travel times from the Greater China population centers from which Macau is expected to draw its principal traffic. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. However, the Kangwon Land Casino recently opened in an old mining area of Korea that allows Korean nationals to gamble. There are also casinos in the Philippines, although they are relatively small compared to those contemplated for Macau. There are a number of casino complexes in certain tourist destinations in Cambodia such as Dailin, Bavet, Poipet, Sihanoukville and Koh Kong. We believe Australia currently offers the closest gaming facilities in Asia comparable to Las Vegas casinos. The major gaming markets in Australia are located in Sydney, Melbourne, the Gold Coast and Perth.

Singapore recently legalized casino gaming and awarded one casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in December 2006. In addition, several other Asian countries are considering, or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Our regional competitors will also include PBL’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and PBL may develop elsewhere in Asia outside Macau. For example, another joint venture entity of Melco and PBL (in which we do not have any interest) participated in a consortium that recently submitted a bid for one of the two licenses to operate casinos in Singapore. Although the consortium did not win such bid, Melco and PBL may seek other gaming projects in Asia through joint venture entities (in which we will not have any interest). We could face competition from these other gaming projects, including competition for management time and resources. Melco and PBL may have different interests and strategies for developments across Asia which conflict with the interests of our business in Macau or otherwise compete with our operations in Macau for Asian gaming and leisure customers.

Insurance

For the operations of the Crown Macau and the City of Dreams, we intend to obtain the types and amounts of insurance coverage that we consider appropriate for companies in similar businesses. We currently maintain certain insurance policies, including public liability, property all risks, money in transit and employees compensation, for each of our Mocha Clubs. While we believe that our insurance coverage is consistent with industry and regional practice, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside of the scope of our insurance coverage, our business, financial condition and results of operations could be materially and adversely affected.

For the construction of the Crown Macau, Paul Y. Construction, the main contractor for the Crown Macau project, has obtained coverage under a contractors’ all risks and third party liability insurance policy with China Insurance (Macau) Company Limited for which we are named as a co-insured. The period of insurance is from November 10, 2004 to July 9, 2007, plus three months free extension following a twelve months defects liability period. Under this policy, we are insured up to HK$1,448 million (US$186.1 million) for material damage to the contract works and are negotiating an increase in the insurance amount to approximately HK$2.1 billion (US$269.9 million) to match the increase we negotiated for the total contract price of the Crown Macau construction contract and up to MOP 30 million (US$3.7 million) for third party liability for any one occurrence with the number of occurrences generally unlimited. The general and special exclusions from the coverage under this insurance policy include our loss, damage or liability directly or indirectly resulting from war, act of terrorism and total or partial cessation of work. In addition, we are responsible for certain scheduled amounts as our deductible payments if the loss or damage results from or in, among others, fire, water damage to works other than natural disasters, third party property, underground services or employer’s property. Our rights and benefits under this insurance policy have been assigned to the lenders of the Crown Macau Project Facility to secure Great Wonders’ obligations under the Crown Macau Project Facility. In anticipation of the public opening of the Crown Macau, we are in the process of securing insurance coverage under property all risks, business interruption, public liability, employee's compensation and money transfer insurance policies with reputable insurance companies.

For the construction of the City of Dreams, we have recently secured a construction insurance policy and employees’ compensation insurance policy that is similar, in terms of the types of material damage, third party liability and employee compensation covered, to the policy we have secured for the Crown Macau project. We have obtained coverage under our construction third party insurance policy with Macau Insurance Company Ltd. with the maximum claim limit of MOP400 million (US$49.9 million) for any one occurrence with the number of occurrences generally unlimited. The coverage to be maintained will be effected through two levels with the primary policy for a maximum claim limit of MOP50 million (US$6.2 million) and the excess construction third party liability for a maximum claim limit of MOP350 million (US$43.7 million).

We maintain property damage, third party liability and money-in-transit insurance policies with insurance carriers in respect of the Mocha Clubs. These policies cover accidental destruction or damage to the Mocha Club premises, equipment and cash that is either at the Mocha Club premises or is being transported within Macau (subject to certain specific exclusions). In 2006, we procured liability insurance for certain officers and employees operating at the Mocha Club premises. We do not have insurance for business interruption in relation to our operations at the Mocha Clubs. We believe that our insurance coverage is commensurate with the nature of and the risks associated with our operations at the Mocha Clubs.

Properties

Apart from the property sites for the Crown Macau, the City of Dreams and the Macau Peninsula projects, we currently maintain offices in Taipa, Macau, primarily for use as our recruitment and training center, which has an approximate gross area of 4,459 square meters (48,000 square feet). The 10-year lease we entered into in connection with this property is renewable upon expiration and contemplates annual increments to the monthly rental during the term of the lease. In addition, we maintain leases or subleases for the properties at which the Mocha Clubs are located, with a total floor area of approximately 36,470 square feet. Pursuant to a number of leases of terms for at least 30 months each, which are renewable upon our advance notice prior to expiration subject to increments to the monthly rentals, we also maintain project coordination offices in Hong Kong with a total gross floor area of approximately 17,500 square feet. We have secured tenancies which terms will last until March 2009 for our new principal executive offices starting late April 2007. We also intend to open a sales office at the Macau ferry terminal on Hong Kong island in preparation of commenceing our operation of the Crown Macau.

Gaming Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general laws (e.g., Civil Code, Commercial Code) and to specific gaming laws, in particular, Law No. 16/2001, and various regulations govern the different aspects of the gaming activity. Macau’s gaming operations are subject to the grant of a concession or subconcession by and regulatory control of the Macau government (“Dispatch” of the Chief Executive).

The laws, regulations and supervisory procedures of the Macau gaming authorities are based upon declarations of public policy that are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the adequate operation and exploitation of games of fortune and chance;

•	the fair and honest operation and exploitation of games of fortune and chance free of criminal influence;

•	the protection of the Macau SAR interest in receiving the taxes resulting from the gaming operation; and

•	the development of the tourism industry, social stability and economic development of the Macau SAR.

If we violate the Macau gaming laws, MPBL Gaming’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau gaming laws or of the subconcession contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission, which is not caused by force majeure or the occurrence of serious chaos in our overall organization and operation, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau government would be entitled to replace MPBL Gaming directly or through a third party during the aforesaid termination or suspension or subsistence of the aforesaid chaos and insufficiency and to ensure the operation of the conceded business and cause the adoption of necessary measures to protect the subject matter of the subconcession contract. Under such circumstances, the expenses required for maintaining the normal operation of the conceded business would be borne by us. Limitation, conditioning or suspension of any gaming registration or license or the appointment of a supervisor could, and revocation of MPBL Gaming’s subconcession would, materially adversely affect our gaming operations.

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the shares of a corporation beyond the period of time prescribed by the Macau government may lose his rights to the shares. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

•	pay that person any dividend or interest upon our shares;

•	allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or

•	fail to pursue all lawful efforts to require that unsuitable person to relinquish its shares.

Additionally, the Macau government, pursuant to its regulatory and supervisory control of suitability, has the authority to reject any person owning or controlling the stock of any corporation holding a subconcession.

The Macau government also requires prior approval for the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in connection with any financing. In addition, the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its shares in respect of any public offering also requires the approval of the Macau government to be effective.

The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a corporation must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

The Macau government also has the power to supervise subconcessionaires in order to assure the financial stability and capacity.

The subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either:

•	a percentage of the gross revenues received; or

•	the number and type of gaming devices operated.

In addition to special gaming taxes, we are also required to contribute to the Macau government an amount equivalent to 1.6% of the gross revenue of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charity activities. Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenue of the gaming business for urban development, tourism promotion and the social security to Macau. We are required to collect and pay, through withholding, statutory taxes on junket commissions or other remunerations paid to gaming intermediaries. We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau. Non-compliance with these obligations could lead to the revocation of MPBL Gaming’s subconcession and could materially adversely affect our gaming operations.

Anti Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we will be required to comply with the newly adopted laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006 of April 3, 2006 which came into effect on April 4, 2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006 and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos.

Under these laws and regulations, we are required to:

•

identify any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records following the identification of a customer for a period of five years;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, effective from November 13, 2006, we are required to track and mandatorily report cash transaction and granting of credit with the minimum amount of MOP 500,000 (US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, and after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We intend to use an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically. We also intend to train our staff on identifying and following correct procedures for reporting “suspicious transactions” and to make available for our employees our Guidelines and training modules in our intranet and on-line sites.

Subconcession Contract

A summary of the key terms of MPBL Gaming’s subconcession contract follows:

Subconcession Term. The subconcession contract will expire in June 2022, the current expiration date of Wynn Macau’s concession, or, if the Macau government exercises its redemption right, in 2017. Based on information from the Macau government, proposed amendments to the relevant legislation are being considered. We expect that after such amendments take effect, on the expiration date of MPBL Gaming’s subconcession, unless the subconcession term is extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all equipment, would automatically revert to the Macau government without compensation to us. The Macau government may exercise its redemption right by providing us one year’s prior notice and paying fair compensation or indemnity to us. The amount of such compensation or indemnity will be determined based on the amount of gaming revenue generated by the City of Dreams during the tax year prior to the redemption. It would not reimburse us for any portion of the US$900 million paid to Wynn Macau for the subconcession.

Development of Gaming Projects/Financial Obligations. The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million) by December 2010. We expect to satisfy this requirement through our development of the Crown Macau and the City of Dreams. However, if we were unable to meet the required deadline for completing this minimum investment due, for example, to delays in construction or inability to finance the completion of the City of Dreams project, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.

Payments. In addition to the initial US$900 million that we paid to Wynn Macau when we obtained the subconcession, we are required to make certain payments to the Macau government, including a fixed annual premium per year of MOP30 million (US$3.7 million) and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The variable premium will be calculated as follows: (1) MOP 300,000 (US$37,437 per year for each gaming table (subject to a minimum of 100 tables) located in special gaming halls or areas reserved exclusively for certain kind of games or to certain players; (2) MOP 150,000 (US$18,719 per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and (3) MOP 1,000 (US$125 per year for each electrical or mechanical gaming machine, including slot machines).

Termination Rights. The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate MPBL Gaming’s subconcession in the event of non-compliance by us with our basic obligations under the subconcession and applicable Macau laws. The Macau government may be able to unilaterally rescind the subconcession contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of MPBL Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in the Macau SAR and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•

repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of MPBL Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of MPBL Gaming or the grant of a subconcession or entering into any agreement to the same effect; or

•

failure by a controlling shareholder in MPBL Gaming to dispose of its interest in MPBL Gaming, within 90 days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder no longer wishes to own shares in MPBL Gaming.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our subsidiaries which will operate our Macau projects. Based on information from the Macau government, proposed amendments to the legislation are being considered. We expect that after such amendments take effect, on the expiry or any termination of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, the portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation.

Ownership and Capitalization. (1) Any person who directly acquires voting rights in MPBL Gaming will be subject to authorization from the Macau government, (2) MPBL Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in MPBL Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of public listed companies, (3) any person who directly or indirectly acquires more than 5% of the shares in MPBL Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company), (4) the Macau government’s prior approval would be required for any recapitalization plan of MPBL Gaming, and (5) the Chief Executive of Macau could require the increase of MPBL Gaming’s share capital if he deemed it necessary.

Others. In addition, the subconcession contract contains various general covenants and obligations and other provisions, with respect to which the determination as to compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will be dependent on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would satisfy such requirement.

Tax

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our current subsidiaries incorporated in the Cayman Islands, Melco PBL Holdings Limited, MPBL International, MPBL Investments and MPBL (Greater China), are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Mocha and MPBL Peninsula are not subject to tax in the British Virgin Islands, where they are incorporated, but are subject to a Macau complementary tax rate of 12% on activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to MPBL Gaming.

Our subsidiaries, MPBL Gaming, Great Wonders and Melco Hotels, are all incorporated in Macau and are subject to a Macau complementary tax of 12% on their activities conducted in Macau. Having obtained a subconcession, MPBL Gaming intends to apply for, and we expect that it will have the benefit of, a corporate tax holiday on corporate income tax, or complementary tax (but not gaming tax), in Macau for five years similar to that of other concession and subconcession holders. This would exempt us from paying the Macau complementary tax on income from gaming generated by our development projects and Mocha Clubs, but we will remain subject to Macau complementary tax on profits from our non-gaming businesses.

Our subsidiary, Melco PBL Services Limited, or MPBL Services, which is incorporated in Hong Kong, is subject to Hong Kong profits tax on any profits of MPBL Services arising in or derived from Hong Kong. MPBL was set up for the purpose of entering into various administrative contracts, including leases for administrative office space in Hong Kong.

Dividend Distribution

Restrictions on Distributions. We are a holding company with no material operations of our own. Our assets consist, and will continue to consist, of our shareholdings in our subsidiaries. Our subsidiaries’ current and future financing facilities will restrict our subsidiaries’ ability to pay dividends to us and any financings we may enter into will likely restrict our ability to pay dividends to our shareholders. For example, our subsidiaries MPBL Gaming and Melco Hotels will be subject to certain restrictions on paying dividends under the City of Dreams Project Facility. There is a blanket prohibition on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, MPBL Gaming and Melco Hotels will only be able to pay dividends if they satisfy certain financial tests and conditions.

Distribution of Profits. All of our subsidiaries incorporated in Macau are required to set aside a minimum ranging from 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the board of directors of the subsidiaries. As of December 31, 2004, 2005 and 2006, the balance of the reserve amounted to US$2,000 in each of those periods.

C. Organizational Structure

Under the agreement governing their joint venture relationship, Melco and PBL have agreed that their interests throughout their agreed territory, including in Macau through our company, are held in equal proportions by each of them. Our subsidiary MPBL Gaming, a Macau company, is the holder of a Macau gaming subconcession and is also the direct operator of the Mocha Clubs. Our other principal operating subsidiaries are (1) Great Wonders, a Macau company, (2) Melco Hotels, a Macau company, and (3) MPBL Peninsula, a British Virgin Islands company, through which we currently hold our Crown Macau project, City of Dreams project and Macau Peninsula project, respectively. Great Wonders and Melco Hotels are wholly owned by MPBL Gaming (other than nominal shares owned by other group companies as required under Macau law). MPBL Peninsula is our direct wholly-owned subsidiary.

Through three intervening holding company subsidiaries incorporated in the Cayman Islands and wholly-owned by us, (1) Melco PBL Holdings Limited, (2) MPBL International and (3) MPBL Investments, we hold Class B shares of MPBL Gaming representing 72% voting control of MPBL Gaming and the rights to virtually all the economic interests in MPBL Gaming. All of the Class A shares of MPBL Gaming, representing 28% of the outstanding capital stock of MPBL Gaming, are owned by PBL Asia Limited, or PBL Asia, (as to 18%) and, as required by Macau law, the Managing Director of MPBL Gaming (as to 10%). Mr. Lawrence Ho has been appointed to serve as the Managing Director of MPBL Gaming. The Class A shares are entitled as a class to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming. MPBL Investments, PBL Asia Limited, the Managing Director and MPBL Gaming have entered into a shareholders’ agreement under which, among other things, PBL Asia Limited agrees to vote its Class A shares in the same manner as the Class B shares on all matters submitted to a vote of shareholders of MPBL Gaming.

We recently incorporated a direct wholly owned subsidiary in Hong Kong, MPBL Services, for the purpose of entering into various administrative contracts, including leases for administrative office space, in Hong Kong.

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries as of March 15, 2007.

PBL (Australian)
Public
Melco (Hong Kong)
100%
100%
PBL Asia Investments Limited (Cayman Islands)
Melco Leisure and Entertainment Group Limited (British Virgin Islands)
41.4%
17.2%
41.4%
Our Company (Cayman Islands)
100%
PBL Asia Limited (Cayman Islands)
100%
Melco PBL Holdings Limited (Cayman Islands)
100%
MPBL International (Cayman Islands)
100%
MPBL Investments (Cayman Islands)
100%
100%
Managing Director
Class A 10% (1)
Class B 72% (2)
Class A 18% (1)
MPBL Gaming (Macau) (Subconcessionnaire)
100%
100%
100%
Great Wonders (Macau)
Melco PBL Hotel (Crown Macau) Ltd.
Melco Hotels (Macau)
MPBL Peninsula (British Virgin Islands)
MPBL Services (Hong Kong)
Mocha Club business
Crown Macau Project
City of Dreams Project
Macau Peninsula Project

(1)	All of the Class A shares of MPBL Gaming, representing 28% of the outstanding capital stock of MPBL Gaming, are owned by PBL Asia Limited (as to 18%) and the Managing Director of MPBL Gaming (as to 10%). Under Macau law, a company limited by shares must have at least three shareholders. In addition, the Managing Director of MPBL Gaming must be a Macau permanent resident and hold at least 10% of the outstanding shares of MPBL Gaming. Mr. Lawrence Ho has been appointed to serve as the Managing Director of MPBL Gaming. PBL Asia Limited is contractually required to vote its Class A shares in the same manner as the Class B shares in all matters submitted to a vote of shareholders of MPBL Gaming.
(2)	All of the outstanding Class B shares of MPBL Gaming, representing 72% of the outstanding capital stock of MPBL Gaming and the rights to virtually all of the economic interests in MPBL Gaming, are owned by MPBL Investments, our wholly owned subsidiary.

D. Property, Plant and Equipment

See “—B. Business Overview—Our Properties” and “—Properties.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

Our audited historical consolidated financial statements and the audited historical financial statements of Mocha have been prepared in accordance with U.S. GAAP.

A. Operating Results

Existing Operations

The Mocha Clubs have grown rapidly since the inception of Mocha in March 2003 and MPBL Gaming currently operates six Mocha Clubs in Macau with an aggregate of approximately 1,000 gaming machines in operation. The Mocha Clubs accounted for approximately 28.2% of the gross gaming machine revenue in Macau for the year ended December 31, 2006 (including the gaming machines at the Kampek Mocha Club which we closed in September 2006 and relocated in December 2006). In 2005 and 2006, we generated total revenue of US$17.3 million and US$36.1 million, respectively, substantially all of which was from the Mocha Clubs operations. The Mocha Clubs achieved an average daily net win per gaming machine of HK$1,787 (approximately US$229.1) for 2005 and HK$1,632.0 (approximately US$209.8) for 2006, without taking into account deductions such as gaming taxes and shares of revenues retained by SJM under Mocha Slot’s previous services agreements with SJM, pursuant to which until September 20, 2006 Mocha Slot previously received only service fees of 31% of gaming machine win.

Mocha became our subsidiary in March 2005, when Melco transferred to us its 80% interest in Mocha as part of the formation of its joint venture with PBL. In connection with forming the joint venture between Melco and PBL in March 2005 and in exchange for its ownership interest in us, Melco contributed to Melco PBL Entertainment (Greater China) Limited, or MPBL (Greater China) (in which Melco held the remaining 20% interest) an 80% interest in Mocha, which was then the holding company for the Mocha Clubs, a 50.8% interest in the City of Dreams project, and a 70% interest in Great Wonders. The 80% interest of Mocha was valued at HK$359.7 million (US$46.1 million), based on average market price of Melco shares as of two days before and after the announcement date of acquisition by Melco. In May 2006, we purchased the remaining 20% of Mocha from Dr. Stanley Ho for HK$250 million (US$32.1 million) and repaid in full a HK$45.7 million (US$5.9 million) shareholder loan from Dr. Stanley Ho. In October 2006, we reorganized our corporate structure after MPBL Gaming obtained the subconcession, the Macau government approved its transfer to us and the business operations and assets of Mocha were transferred to MPBL Gaming.

Development Projects

•

The Crown Macau. We began construction of the Crown Macau in December 2004. We recently announced that the Crown Macau is targeted to complete construction and open on a trial basis on April 28, 2007 and scheduled to formally open to the public on May 9, 2007 and a grand opening event will be held on May 12, 2007. The Crown Macau is being developed to cater primarily to high-end patrons. We have currently budgeted that the total cost of developing and constructing the Crown Macau to the point of opening will be approximately US$583.6 million, which includes the value of land for the project site contributed to us in kind, land premium costs and anticipated construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements. We expect that of this amount, approximately HK$1,280 million (US$164.5 million) will be financed by the Great Wonders Project Facility that we have entered into and US$419.1 million by our equity contributions to Great Wonders, including cash and Melco’s contribution of its interest in the Crown Macau project upon our formation in March 2005.

•

The City of Dreams. We began site preparation of the City of Dreams in the first quarter of 2006 and we currently target to open the initial phase of the complex in late 2008, with the second phase to follow in the second half of 2009. We are developing the City of Dreams as a “must-see” integrated casino and entertainment resort primarily for mass market patrons visiting the Cotai Strip. We currently target the casino to be substantially completed during the initial phase, along with two hotels, and significant portions of the retail area and food and beverage outlets. We currently target to complete the performance hall in the second half of 2008 and have it ready to host performances in the second half of 2009. We originally contemplated developing two additional hotels to be operated under the Grant Hyatt and Hyatt Regency brands in the second phase with approximately 1,000 rooms and suites. However, subject to further discussion with Hyatt, we are now contemplating developing the two hotels into a twin-tower hotel with no reduction in the number of rooms. The entertainment venues and conference rooms and ballrooms are targeted to be completed throughout phases one and two. We also plan to develop one block of luxury serviced apartment units, for both long and short-term occupancy, in the second phase of the complex and, depending on the market conditions, may develop a second block thereafter. These developments of the serviced apartment units may be subject to Macau government approval and approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the current total project development budget for the City of Dreams project.

The current total project development budget for constructing, developing and opening both phases of the City of Dreams project is approximately US$2.1 billion, inclusive of land, construction, FF&E, pre-opening expenses, capitalized fees and finance costs and initial working capital requirements (including cage cash). As the City of Dreams project progresses, we continue to improve and vary its overall scope within the original timetable to completion, and by reference to the existing total project budget. This is against a background of rising costs of construction, services and materials in Macau. We anticipate an increase in the total project development budget for the City of Dreams, and we will continue to explore ways to mitigate the effect of anticipated budget increases through various cost saving measures. Of this current project development budget, approximately US$1.6 billion is expected to be financed by the City of Dreams Project Facility, for which we and certain banks as arrangers have signed a commitment letter (subject to certain conditions), and the balance from equity contributions to Melco Hotels.

•

Macau Peninsula Site. We have entered into a conditional agreement to acquire a third development site, which is located on the shoreline of the Macau peninsula near the Macau Ferry Terminal. Our purchase of the Macau Peninsula site remains subject to important conditions, some of which are not in our control, including approval of the Macau government of an extension of the deadline for completion of development on the site and conditions in the control of other parties. The Macau Peninsula site is approximately 6,480 square meters (approximately 1.6 acres) and the acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$150 million (US$19.3 million) to the Macau government for this site. We currently contemplate that we would develop the Macau Peninsula site into a mixed-use apartment hotel and casino facility targeted primarily at day-trip gaming patrons, and target its opening in the middle of 2009 if we are able to acquire the site. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project is currently budgeted at a range of approximately US$650 million to US$700 million, which includes anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

Factors Affecting Our Operating Results

Obtaining a gaming subconcession

Prior to September 2006, MPBL Gaming did not hold a concession or subconcession to operate gaming activities in Macau. Therefore, revenue from the Mocha Club operations predominantly comprised fees for services provided to gaming machine lounges, which represented service fees that were based on a percentage of the Mocha Clubs’ gaming machine win. Under the previous services agreements with SJM, Mocha provided all of the gaming machines at the Mocha Clubs and auxiliary services to SJM and received service fees of 31% of gaming machine win before corporate income tax.

In March 2006, Mocha entered into termination agreements with SJM when PBL entered into its agreement with Wynn Macau to obtain the subconcession. Pursuant to the termination agreements, Mocha Slot’s services agreements with SJM were terminated on September 21, 2006, after the subconcession was issued to MPBL Gaming. We now reflect as our revenue all of the gaming machine win at the Mocha Clubs but are subject to Macau taxes and other government dues on gaming revenue currently totalling 39%. We previously incurred, and will continue to incur, all of the material labor and marketing costs at the Mocha Clubs and do not expect that obtaining a subconcession will materially affect those costs. We injected all the business assets of Mocha into MPBL Gaming in October 2006. After entering into the termination agreement with SJM in March 2006, we incurred a one-time impairment loss of US$7.6 million as a result of the termination of the services agreements. As a subconcessionaire, MPBL Gaming is entitled to apply for temporary special exemptions from complementary tax on gaming income generated by our projects and we intend to file an application for such exemptions.

After we obtained a controlling interest in MPBL Gaming, the Mocha Club operating assets and business were transferred from Mocha and its subsidiaries to MPBL Gaming to be operated directly by MPBL Gaming as a subconcessionaire. We anticipate that Great Wonders and Melco Hotels will enter into services or leasing arrangements with MPBL Gaming under which MPBL Gaming will operate the casinos and any other gaming activities at the Crown Macau, City of Dreams and, if built, the Macau Peninsula project under the subconcession.

Starting from the fourth quarter of 2006, we have incurred the following related charges as a result of having obtained the subconcession:

•

Amortization expense of the subconcession. We are required to amortize the US$900 million paid as consideration for the subconcession on a straight-line basis over the life of the subconcession contract, which is until June 2022, and will charge the amortization expense to our statements of operations beginning from the date we obtained the subconcession.

•

Interest expense. We have incurred additional interest expense in connection with the US$500 million debt required to fund the payment for the subconcession, which debt had been fully repaid as of December 31, 2006.

Gaming and Leisure Market in Macau

Our business is and will be influenced most significantly by the growth of the gaming and leisure market in Macau. Such growth will be affected by visitation to Macau and whether Macau develops into a popular international destination for gaming patrons and other customers of leisure and hospitality services, as well as our ability to compete effectively against our existing and future competitors for market share.

Visitation to Macau

Visitation to Macau between 2001 and 2006 increased at a CAGR of 16.4% to approximately 22.0 million visitors and at a growth rate of 17.6% from 18.7 million visitors for 2005 to 22.0 million 2006 according to the Macau Statistics and

Census Services. We believe that visitation and gaming revenue growth for the Macau market have been, and will continue to be, driven by a combination of factors, including Macau’s proximity to major Asian population centers; liberalization of restrictions on travel to Macau from China and liberalization of currency restrictions to permit Chinese citizens to take larger sums of foreign currency out of China when they travel; increasing regional wealth, leading to a large and growing middle class in Asia with more disposable income; infrastructure improvements that are expected to facilitate more convenient travel to and within Macau; and an increasing supply of better quality casino, hotel and entertainment offerings in Macau.

Competition

The Macau gaming market is rapidly evolving and competitive. We expect competition in the market to persist and intensify. At present, there are a total of six licensed gaming operators, including our subsidiary MPBL Gaming, under concessions and subconcessions in Macau. The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated under each concession or subconcession. Each of the three concessionnaires, SJM, Galaxy and Wynn Macau, as well as a subconcessionnaire, Venetian Macao, have already commenced operating facilities and have announced expansion plans to develop additional casinos in Macau. For example, SJM and Galaxy currently operate 18 and five casinos, respectively, throughout Macau. In October 2006, Galaxy opened the Galaxy StarWorld hotel and casino resort on the Macau peninsula next to Wynn Resorts (Macau). In September 2006, Wynn Macau opened the Wynn Resorts (Macau) hotel casino, a resort complex on the Macau peninsula comprising of hotel, entertainment and gaming facilities. In May 2004, the Venetian Macao opened the Sands Macau on the Macau peninsula, ushering in a new era of Las Vegas-style casinos in Macau.

Including the Crown Macau and the City of Dreams, most of the gaming facilities scheduled to open in the next several years will be concentrated in Taipa or the Cotai Strip. In particular, the Cotai Strip is expected to feature a cluster of new casino resorts that are being designed on a larger scale and in the style of casino resorts located on the Las Vegas Strip. We expect that the new casino and other entertainment offerings will increase visitation to Macau and expand the Macau gaming market to reach an increasing number of mass market and non-gaming patrons. We will seek to benefit from this increased visitation to Macau generally as visitors to Macau and other gaming locations often visit multiple casino resorts on the same trip, in particular if they are in close proximity to each other.

Number of gaming machines

Our results of operations reflect almost exclusively the results of the Mocha Clubs. Our other projects are in early development stages and have yet to generate any revenues. The operating results of the Mocha Club business are affected principally by the number of gaming machines operated by Mocha and volumes of customer traffic at the Mocha Club locations. Traffic volumes are affected by factors such as the popularity of the Mocha Clubs and pedestrian traffic flows at the Mocha Club locations. The average number of gaming machines in the Mocha Clubs has increased from an average of 350 in 2004 to an average of 634 in 2005 and an average of 937 in 2006. We currently have approximately 1,000 gaming machines in the Mocha Clubs.

The following table sets forth information on the Mocha Clubs for the twelve months ended and as of December 31, 2006:

Mocha Club	Opening Date	Location	Gaming Area	Gaming machines	Average daily net win per machine(1)
			(in square feet)	(Year ended December 31, 2006)
Royal	September 2003	Lobby of Hotel Royal	2,100	83	239.0
Kingsway	April 2004	G/F, Kingsway Commercial Centre	6,100	214	293.4
Kampek(2)	June 2004	3/F, San Kin Yip, Commercial Centre	—	—	179.7
TP Square	March 2005	G/F and 1/F, Hotel Taipa Square	4,560	142	206.8

Mocha Club	Opening Date	Location	Gaming Area	Gaming machines	Average daily net win per machine(1)
			(in square feet)	(Year ended December 31, 2006)
Sintra	November 2005	G/F and 1/F, Hotel Sintra	5,110	137	217.1
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,100	132	111.9
Marina Plaza	December 2006	1/F & 2/F Marina Plaza	12,500	261	136.9

Total(3)			36,470	969	209.8

(1)	Average daily net win per machine for any period/year represents the total gaming machine win during such period/year divided by the weighted average number of gaming machines in service during such period/year. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. After the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(2)	Since MPBL Gaming obtained its subconcession, we are not allowed to operate any Mocha Clubs in buildings in which other concessionaires or subconcessionaires have gaming operations. This has required relocating the Kampek Mocha Club, which was located in facilities in which SJM conducts gaming operations under its concession, and which we closed on September 21, 2006. The weighted average number of gaming machines used for the purposes of calculating average daily net win per machine at the Kampek Mocha Club were calculated for the period from January 1, 2006 to September 20, 2006 before its closure. We have moved the former Kampek Mocha Club to Marina Plaza, where approximately 260 gaming machines are available. For the year ended December 31, 2006, we have incurred approximately HK$8.7 million (US$1.1 million) in provision of services to gaming machine lounges attributable to the relocation of the facility.
(3)	The total weighted average number of gaming machines and average daily net win per machine for the year ended December 31, 2006 for all of the Mocha Clubs as a whole were calculated with the inclusion of the Kampek Mocha Club’s operating data for the period from January 1, 2006 to September 20, 2006.

Successful completion and operation of our casino resort projects and Mocha Clubs

The Crown Macau and City of Dreams casino resort projects have not yet commenced commercial operation and did not generate any revenue in 2005 and 2006. The Crown Macau is targeted to begin revenue-generating operations following completion of this project and formal opening on May 9, 2007. The City of Dreams is targeted to begin revenue-generating operations following completion of the first phase of the project in late 2008. We also have not completed the acquisition of the Macau Peninsula site. However, we anticipate that the majority of our revenues in the future will be generated from casino and hotel operations at these three sites once they are completed, while we expect revenue from the Mocha Clubs to decrease substantially as a percentage of our overall revenue thereafter.

We expect our operating revenues from the casino resorts to be affected primarily by the growth of the Macau gaming and leisure market, the popularity of the casinos, hotels and other entertainment facilities, and the number and net win of the gaming tables and gaming machines. Prior to September 2006, because MPBL Gaming did not have a concession or subconcession to operate casino gaming and had to rely on service agreements with SJM, our past operating revenues from gaming consisted only of the service fees paid to Mocha Slot representing 31% of gaming machine win generated from the Mocha Clubs. After MPBL Gaming obtained its subconcession, our revenues reflect all the gaming revenues generated from the Mocha Clubs and other gaming operations but we will be subject to taxes and other government dues on gaming revenue currently totalling 39% of gaming machine win. We expect expenses from gaming operations to consist mainly of labor, commissions and complimentary allowances paid to high-end patrons and junket operators, property expenses, depreciation of fixed assets and amortization of gaming subconcession, interest expense, marketing and promotion expenses and costs of operating supplies. In future periods, we expect labor, commissions and complimentary allowances to high-end patrons and junket operators and depreciation of construction costs, including capitalized fees and finance costs for construction and amortization of gaming subconcession, to be major costs.

We expect that the hotel operating revenues at our development projects will be affected primarily by the number of rooms to be operated, room rates and occupancy rates, as well as the popularity of our food and beverage outlets at our hotels. We expect hotel operating expenses to consist mainly of labor, depreciation, marketing and promotion expenses and costs of operating supplies.

Overview of Financial Results

Revenues

Our revenues historically consisted of fees for services provided to gaming machine lounges and food, beverage and others. Under Mocha Slot’s previous services agreements with SJM for operation of the Mocha Clubs, Mocha Slot received service fees comprising 31% of gaming machine win. Taxes and other government dues on gaming revenues totaled 38% of gaming machine win, and SJM retained the remaining 31% of gaming machine win. In calculating revenues, we deducted from Mocha Slot’s 31% share of gaming machine win revenue discounts, costs of points from the Mocha loyalty program and accruals for anticipated payouts of progressive slot jackpots. After the subconcession was granted and these service agreements with SJM were terminated with effect from September 21, 2006, we now reflect as gaming revenue all the gaming machine win at the Mocha Clubs, which we record under the item slot lounge gaming revenue, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.

Operating Costs and Expenses

Our operating costs and expenses have historically consisted primarily of expenses for provision of services to gaming machine lounges, amortization of land use rights and general and administrative expenses. They also consisted of food, beverage and others, selling and marketing expenses and pre-opening costs. After MPBL Gaming obtained a subconcession, we now reflect costs and expenses associated with our Mocha Clubs under the line item slot lounge operating expenses, and no longer record those costs and expenses under the line item provision of services to gaming machine lounges. In addition, we also now record operating costs and expenses in connection with the amortization of the gaming subconcession.

Provision of services to gaming machine lounge / Slot lounge operating expenses. Under Mocha Slot’s previous services agreements with SJM, Mocha Slot was responsible for providing all of the gaming machines at the Mocha Clubs and auxiliary services to operate the clubs. This operating cost and expense consists primarily of amortization of intangible assets, salaries and benefits paid to the Mocha Clubs staff, depreciation, including depreciation of gaming machines and other equipment, security costs, rent for the Mocha Club locations and operating supplies. We recognized an impairment loss of approximately US$1.1 million for 2006 in respect of certain plant and equipment because of the relocation of the Kampek Mocha Club to Marina Plaza. Before MPBL Gaming obtained its subconcession, amortization of intangible assets consisted primarily of the amortization of Mocha Slot’s services agreements with SJM for the Mocha Clubs. We previously amortized these services agreements with SJM over their estimated useful terms of 10 years and incurred an amortization expense. After we entered into a termination agreement in March 2006 to terminate the services agreements subject to obtaining a subconcession, we incurred an impairment loss and amortized the remaining carrying value of the services agreements until the estimated termination date. See “—Impairment loss recognized on slot lounges services agreements.”

Food, beverage and others. This cost relates primarily to our purchase of food and beverages that we sell and provide on a complimentary basis at the Mocha Clubs. In September 2006, we closed the Kampek Mocha Club and moved our facility to the new location in Marina Plaza in December 2006. As a result of the relocation, our food and beverage costs reduced slightly.

Amortization of gaming subconcession. The cost of the subconcession is amortized on a straight-line basis over the term of the Gaming Subconcession agreement which expires in June 2022. We began to amortize the asset in October 2006 after MPBL Gaming obtained the subconcession. As of December 31, 2006, we are amortizing the total cost of US$14.3 million.

Amortization of land use rights. Expenses for amortization of land use rights are incurred in connection with the consideration we paid for our interest in Great Wonders in three stages from November 2004 to July 2005 and the consideration payable by us to the Macau government for the lease of land for the Crown Macau. The expected expiration date of the government lease for the Crown Macau is March 2031, and we are amortizing the total cost of the land use right of US$5.4 million as of December 31, 2006 on a straight-line basis from the commencement date of the construction of the Crown Macau in December 2004 to March 2031. After commencing site preparation works for the City of Dreams project in April 2006, we began to amortize the consideration payable by us to the Macau government for the anticipated lease of the City of Dreams site. We are amortizing the total cost of the anticipated land use right of US$7.0 million as of December 31, 2006 on a straight-line basis from the commencement date of construction until an estimated expiration date of the government lease in March 2032.

Impairment loss recognized on slot lounge services agreements. Impairment loss recognized on slot lounge services agreements represents a one-time charge that we recognized in 2006. Prior to obtaining the subconcession, we amortized the Mocha Clubs services agreements with SJM over their estimated useful terms of 10 years. The amortization expense for these intangible assets was included in our operating costs and expenses. In March 2006, Mocha Slot agreed with SJM to terminate the services agreements after obtaining the subconcession. As a result of the termination of the services agreements, we incurred an impairment loss of US$7.6 million, which was calculated with reference to a valuation performed by an independent third party and the estimated date for obtaining the subconcession.

General and administrative expenses. General and administrative expenses consist primarily of salaries and benefits paid to our administrative and finance personnel, cleaning and overhead costs, general costs associated with our corporate offices, professional services fees, public relations expenses in relation to our initial public offering and legal fees incurred for our corporate restructuring. We expect our total general and administrative expenses to increase as we hire additional administrative and finance personnel for our corporate offices and as we incur costs associated with our operation as a reporting company.

Selling and marketing expenses. Selling and marketing expenses consist primarily of salaries, benefits and sales commissions for sales personnel, advertising, promotional and other sales and marketing expenses. We have increased and anticipate that we will continue to increase significantly our sales and marketing expenses as we roll out additional Mocha Clubs and seek to grow the Mocha brand, as the mass market segment of Macau grows, and as competitors move aggressively into the gaming machine market in Macau. Our total sales and marketing expenses are also expected to increase significantly as we approach the respective completion dates of the Crown Macau, City of Dreams and Macau Peninsula projects and promote these new facilities to our target patrons.

Pre-opening costs. Pre-opening costs relate primarily to training costs and other administrative costs in connection with targeted opening of the Crown Macau on May 9, 2007 and the first phase of the City of Dreams project targeted to open in late 2008 and to a lesser extent, the openings of the new Mocha Clubs. We anticipate that our pre-opening costs will increase as we open new Mocha Clubs and will increase significantly as we get closer to the opening dates for our development projects.

Share based compensation. We granted restricted shares to certain personnel in December 2006. The total number of restricted shares that were granted to those persons was approximately 2,540,000 representing approximately US$16.1 million divided by initial public offering price (as adjusted for the three ordinary shares to one ADS ratio). These restricted shares have a vesting period ranging from six months to five years. We recorded compensation expenses of approximately US$278,000 as general and administrative expense for the year ended December 31, 2006 with respect to these restricted share grants. All the restricted shares were unvested as of December 31, 2006 and the grant date fair value is determined with reference to the initial public offering price as adjusted due to the fact that these restricted shares are not entitled to dividends during the vesting period.

Interest Income

Interest income consists of interest earned on demand deposits and our highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Interest Expense

Interest expenses consist of interest expenses with respect to our advances from affiliated person and shareholders and together with interest expenses in connection with the Subconcession Facility before we paid off the facility with the proceeds of our initial public offering in December 2006.

Income Tax Expense

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our current subsidiaries incorporated in the Cayman Islands, Melco PBL Holdings Limited, MPBL International, MPBL Investments and MPBL (Greater China), are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Mocha and MPBL Peninsula are not subject to tax in the British Virgin Islands, where they are incorporated, but are subject to a Macau complementary tax rate of 12% on activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to MPBL Gaming. Our remaining subsidiaries, MPBL Gaming, Great Wonders and Melco Hotels, are all incorporated in Macau and are subject to a Macau complementary tax of 12% on their activities conducted in Macau. Having obtained a subconcession, MPBL Gaming intends to apply for, and we expect that it will receive, the benefit of a corporate tax holiday on corporate income tax, or complementary tax (but not gaming tax), in Macau for five years similar to that of other concession and subconcession holders. This would exempt us from paying the Macau complementary tax on income from gaming generated by our development projects and Mocha Clubs, but we will remain subject to Macau complementary tax on profits from our non-gaming businesses.

Our subsidiary MPBL Services which is incorporated in Hong Kong, is subject to Hong Kong profits tax on any profits of MPBL Services arising in or derived from Hong Kong. MPBL Services was set up for the purpose of entering into various administrative contracts, including leases for administrative office space in Hong Kong.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, asset impairment, allowances for doubtful accounts, accruals for customer loyalty rewards, business combination and revenue recognition. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

Valuation of long-lived assets, including goodwill and purchased intangible assets

We review the carrying value of our long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We assess the recoverability of the carrying value of long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, by first grouping our long-lived assets with other assets and liabilities at the lowest level for which identifiable cash flows largely independent of the cash flows of other assets and liabilities (the asset group) and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. We determine fair value through quoted market prices in active markets or, if quoted market prices are unavailable, through the performance of internal analysis of discounted cash flows or external appraisals. The undiscounted and discounted cash flow analyses are based on a number of estimates and assumptions, including the expected period over which the asset will be utilized, projected future operating results of the asset group, appropriate discount rates and long-term growth rates.

To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.

Our assessments of impairment of long-lived assets, including goodwill and purchased intangible assets, and our periodic review of the remaining useful lives of our long-lived assets are an integral part of our ongoing strategic review of our business and operations. Therefore, future changes in our strategy and other changes in our operations could impact the projected future operating results that are inherent in our estimates of fair value, resulting in impairments in the future. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of long-lived assets and goodwill, could change and, therefore, impact the assessments of asset impairments in the future.

Impairment of long-lived assets (other than goodwill)

We evaluate the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2005, based on the results of our assessment, no impairment of long-lived assets, including goodwill and purchased intangible assets was noted. We recognized an impairment loss amounting to US$7.6 million on the Mocha Club services agreement for 2006 in connection with the termination agreement that we entered into in March 2006 to terminate the services agreements with SJM upon obtaining the subconcession. In addition, we recognized an impairment loss of approximately US$1.1 million in connection with the relocation of the Kampek Mocha Club to Marina Plaza in 2006, which is determined as the net book values of the plant and equipment involved.

Business combinations

We have made a number of acquisitions and may make strategically important acquisitions in the future. When recording an acquisition, we allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We have obtained valuation reports from independent appraisers to assist in determining the fair values of identifiable intangible assets, including acquired gaming machine lounge services agreements and trademarks. These valuations require us to make significant estimates and assumptions which include future expected cash flows from gaming machine lounges services agreements and trademarks, discount rates, and assumptions regarding the period of time the acquired gaming machine lounges, services agreements and trademarks will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

Share-based compensation

Prior to January 2006, we did not issue any share options to our employees, directors and consultants. In November 2006, we adopted the 2006 Share Incentive Plan and granted restricted shares in December 2006. Accordingly we record share-based compensation based on the SFAS 123(R) grant date fair value requirements.

With respect to the non-vested restricted shares granted in December 2006, we retained an independent appraiser to produce a valuation report on the fair value of our company. Significant management judgment is involved in determining the underlying variables. All the restricted shares were unvested as of December 31, 2006 and the grant date fair value is determined with reference to the initial public offering price as adjusted due to the fact that these restricted shares are not entitled to dividends during the vesting period.

We will estimate the fair value of share options granted using the Black-Scholes option pricing formula and a single option award approach. The fair value would then be amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. This option-pricing model requires the input of highly subjective assumptions, including the option’s expected life, estimated forfeitures and the price volatility of the underlying stock. Changes in the subjective input assumptions may materially affect the fair value estimate. In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the share options.

Formation

Under the original agreement between Melco and PBL, it was contemplated that our company would be held 50%/50% by Melco and PBL and would act as a holding company for interests throughout their agreed territory in Asia. MPBL (Greater China), now a dormant company, was to hold and operate our interests in Greater China on the basis that Melco’s effective interest would be 60% and PBL’s effective interest would be 40%. For that reason, MPBL (Greater China) is held 80% by us (initially giving Melco and PBL as our indirect 50/50 shareholders, each an indirect 40% interest in MPBL Greater China) and 20% directly by Melco and, until October 2006, all of the Mocha operations, the Crown Macau and the City of Dreams projects were held through MPBL (Greater China). In March 2005, Mocha became one of our subsidiaries when Melco contributed the 80% interest it then owned in Mocha to MPBL (Greater China). Dr. Stanley Ho resigned as a director and the chairman of Melco in March 2006, and in May 2006, we acquired the remaining 20% interest in Mocha and repaid in full a shareholders’ loan from Dr. Ho to Mocha of HK$45.7 million (US$5.9 million). Under amendments to their relationship in connection with the obtaining of the subconcession, and the transfer of control of MPBL Gaming to us, Melco and PBL have agreed that their interests throughout their agreed territory, including in Macau through our Company, are held in equal proportions by each of them (i.e. effectively 50%/50% interest), which resulted in the corporate reorganization in October 2006 as described at “Item 6. Directors, Senior Management and Employees—E. Share Ownership—Melco PBL Joint Venture.”

As of December 31, 2004, Melco owned 80% of Mocha, 50% of Great Wonders and 100% of Melco Hotels. On March 8, 2005, Melco, in exchange for its 50% interest in us, contributed its interest in Mocha, Great Wonders and Melco Hotels to our subsidiary MPBL (Greater China). Concurrently, PBL contributed US$163 million in cash to MPBL (Greater China) in exchange for its 50% interest in us.

From June 9, 2004 for Mocha, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, Melco Hotels and Great Wonders because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in Great Wonders and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by PBL of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

As of December 31, 2005, we held an 80% interest in MPBL (Greater China), which in turn held an 80% interest in Mocha and its subsidiaries and a 100% interest in each of Great Wonders and Melco Hotels (other than nominal shares owned by other group companies as required under Macau law).

The consolidated financial statements of Mocha for the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of Mocha as our predecessor. Mocha is considered to be our predecessor as we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant in comparison to the Mocha operations assumed or acquired. As of June 8, 2004, Mocha had two wholly owned subsidiaries, Mocha Slot Management Limited and Mocha Cafe Limited.

Group restructuring upon acquisition of gaming subconcession

On March 4, 2006, PBL entered into an agreement with Wynn Macau to obtain a gaming subconcession for the operation of casino games of chance and other casino games in Macau for US$900 million. PBL Asia Investments Limited, which is owned by PBL, formed MPBL Gaming to hold the subconcession. After MPBL Gaming obtained the subconcession and we obtained Macau governmental approval for our taking control of MPBL Gaming, effective control of MPBL Gaming was transferred to us through a series of steps involving the restructuring of the capital stock and conversion of subordinated debt of MPBL Gaming.

Pursuant to a Memorandum of Agreement dated March 5, 2006 and a Supplemental Agreement dated May 26, 2006, entered into between Melco and PBL, Melco and PBL each agreed to contribute US$160 million for a total of US$320 million to our company to subscribe for all the outstanding Class B shares of MPBL Gaming representing 72% voting control of MPBL Gaming and the rights to virtually all the profits of MPBL Gaming and virtually all the proceeds of any winding up or liquidation of MPBL Gaming. The existing shares of MPBL Gaming held by PBL Asia Limited were converted into Class A shares representing 18% of the voting power over the outstanding shares of MPBL Gaming. Class A shares representing 10% of the voting power of the outstanding shares of MPBL Gaming were also issued to the Managing Director of MPBL Gaming, who is a Macau resident as required under Macau law, upon the subconcession being issued. The Class A shares are entitled to an aggregate of MOP1 in dividends and MOP1 in proceeds of any winding up or liquidation of MPBL Gaming. In addition, PBL agreed to subscribe or cause its subsidiary to subscribe US$80 million of equity of MPBL Gaming. Together with the proceeds of US$500 million drawn down from the Subconcession Facility, the above subscription funds to MPBL Gaming’s outstanding capital stock were used to make the required US$900 million payment to Wynn Macau.

Pursuant to the same agreement between Melco and PBL, Melco and PBL also agreed to adjust their existing ownership interests in our company from 60% held by Melco (40% via its interests in our company and 20% via its interest in MPBL (Greater China)) and 40% held by PBL to be 50% owned each by Melco and PBL. Melco also contributed its 20% interest in MPBL (Greater China) to our company. In October 2006, the 20% interest in MPBL (Greater China) held by Melco was re-classified as non-voting shares, which we later acquired through our wholly-owned subsidiary MPBL International. We accounted for this acquisition using the purchase method.

In addition, we acquired all the outstanding Class B shares of MPBL Gaming after the subconcession was granted to MPBL Gaming and the acquisition was approved by the Macau government. We accounted for this acquisition at the fair values of the underlying assets acquired and liabilities assumed including the subconcession, loan drawn down from the Subconcession Facility, working capital loans due to PBL and Melco (subsequently converted into equity), cash and cash equivalents and other net liabilities. The estimated fair value of the subconcession was derived from the purchase consideration paid by MPBL Gaming to obtain the subconcession.

Recent changes in accounting standards

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes,” or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We will adopt the provisions of FIN 48 on January 1, 2007. We are currently in the process of assessing the impact of FIN 48 on our results of operations and financial condition.

In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement.” SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact, if any, of SFAS 157 on our financial position, results of operations and cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. In the SAB 108, the SEC Staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on our consolidated financial position, results of operations or cash flows.

Results of Operations

The following table sets forth a summary, for the periods indicated, of our consolidated results of operations. We currently rely solely on the operations of the Mocha Clubs for our operating cash flow. Our Crown Macau, City of Dreams and Macau Peninsula projects have not commenced operations and do not generate any revenue. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	Historical result for the period from January 1, 2004 to June 8, 2004 (predecessor)	Historical result for the period from June 9, 2004 to December 31, 2004 (successor)	Historical result for the year ended December 31, 2005 (successor)	Historical result for the year ended December 31, 2006 (successor)
	(in thousands of US$, except operating data)
Revenue:
— Fee for services provided to gaming machine lounges	$1,867	$5,754	$16,569	$16,276
— Slot lounge gaming revenue	—	—	—	19,108
— Food, beverage and others	29	317	759	717

Total revenue	1,896	6,071	17,328	36,101
Operating costs and expenses:
— Provision of services to gaming machine lounges	(864)	(4,286)	(11,255)	(16,289)
— Slot lounge operating expenses	—	—	—	(11,847)
— Food, beverage and others	(48)	(250)	(596)	(530)
— Amortization of gaming subconcession	—	—	—	(14,309)
— Amortization of land use rights	—	(130)	(3,535)	(12,358)
— Impairment loss recognized on slot lounge services agreements	—	—	—	(7,640)
— General and administrative	(197)	(1,970)	(4,400)	(15,591)
— Selling and marketing	(81)	(166)	(534)	(3,511)
— Pre-opening costs	(96)	(199)	(730)	(11,679)

Total operating costs and expenses	(1,286)	(7,001)	(21,050)	(93,754)

Operating income (loss)	610	(930)	(3,722)	(57,653)
Non-operating (expenses) income	(90)	(131)	64	(22,726)

Income (loss) before income tax	520	(1,061)	(3,658)	(80,379)
Income tax (expense) credit	(26)	(37)	91	1,885

Income (loss) before minority interests	494	(1,098)	(3,567)	(78,494)
Minority interests	—	91	308	5,015

Net income (loss)	$494	$(1,007)	$(3,259)	$(73,479)

Selected operating data:
— Weighted average number of gaming machines(1)	125	513	634	937
— Average daily net win per machine(2)	284.5	171.5	229.1	209.8
Other data:
Operating EBITDA(3)	$771	$1,119	$7,430	$13,178

(1)	Weighted average number of gaming machines for any period/year represents the sum of the number of gaming machines in service at the Mocha Clubs on each day during such period/year divided by the number of days in such period/year.

(2)	Average daily net win per machine for any period/year represents the total gaming machine win during such period/year divided by the weighted average number of gaming machines in service during such period/year. Gaming machine win is the excess of the amount of money deposited by players into the gaming machine over the amount of money paid out of the gaming machine to players. Prior to MPBL Gaming obtaining its subconcession in September 2006, Mocha Slot provided management services to the Mocha Clubs under service agreements with SJM. Mocha Slot received 31% of gaming machine win as its revenue from gaming at the Mocha Clubs, while SJM retained 31% of gaming machine win, and Macau taxes and other government dues accounted for the remaining 38%. After the subconcession was granted and these service agreements were terminated with effect from September 21, 2006, we now reflect all the gaming machine win as our revenue from gaming at the Mocha Clubs, but we are subject to Macau taxes and other government dues currently totaling 39% of gaming machine win.
(3)	Operating EBITDA is presented for the results of the Mocha Clubs only as our sole operating business and is reconciled to consolidated net income as described at note 18 of our audited consolidated financial statements for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 (successor) and the years ended December 31, 2005 and 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following items had the most significant impact on our operations for 2006 as compared against 2005:

•	The weighted average number of machines in operation was 634 and 937 during 2005 and 2006, respectively, and we had 5 and 6 Mocha Clubs at the end of 2005 and 2006, respectively.

•	Average daily net win per machine was US$229.1 and US$209.8 during 2005 and 2006, respectively.

•	The increase in the number of machines and lounges resulted in an increase in our revenues and costs and expenses.

•	In 2006, we amortized land use rights in connection with both the Crown Macau and City of Dreams sites, whereas in 2005, we only amortized land use rights in connection with the Crown Macau site.

•

We incurred a one-time impairment loss of US$7.6 million 2006 in connection with the termination agreement that we entered into in March 2006 to terminate the services agreements with SJM upon the obtaining of the subconcession.

•	We incurred an impairment loss of US$1.1 million on certain plant and equipment in connection with the relocation of our Kampek Mocha Club to Marina Plaza in 2006.

•

There was a substantial increase in general and administrative expenses attributable to the establishment of our corporate administration offices and professional service fees in connection with our group restructuring during the year and initial public offering in December 2006.

•	We incurred interest expenses and financing costs in connection with the US$500 million Subconcession Facility prior to its full repayment with the proceeds from our initial public offering.

•

MPBL Gaming’s obtaining the subconcession and the subsequent transfer of MPBL Gaming to us will entail a significant impact on our revenue recognition, income tax payable and amortization expenses attributable to the subconcession going forward.

•	We incurred pre-opening, selling and marketing expenses associated with the development of the Crown Macau and the City of Dreams projects.

Revenues

Our revenue increased by 108.3% from US$17.3 million in 2005 to US$36.1 million in 2006 due partly to obtaining the subconcession, which resulted in a change in reporting of Mocha Clubs revenues from a service fee basis prior to the subconcession to a gross gaming revenue basis during September 2006. The increase was also due to the opening of the new Mocha Clubs in November 2005 and January 2006 and the increase in the weighted average number of gaming machines at the Mocha Clubs from an average of 634 for 2005 to 937 for 2006. The increase was offset in part by a decrease in the average daily net win per machine from HK$1,787 (US$229.1) for 2005 to HK$1,632.0 (US$209.8) for 2006. We believe the decrease was primarily attributable to: (1) a ramp-up period for the two Mocha Clubs, which we added in November 2005 and January 2006, during which time the number of customers visiting these facilities was relatively low; (2) a reduction in the number of customers visiting the Kampek Mocha Club, which was the largest Mocha Club, as we were in the process of relocating this facility (as required upon our obtaining the subconcession) and began to reduce advertising promotions for this facility; and (3) an increase in market competition as a result of the openings of a number of new casinos, including Wynn Macau and Galaxy StarWorld. Our average daily net win per machine was HK$1,931 (US$248.2) in the fourth quarter of 2006 and HK$1,646 (US$211.6) in December 2006.

Operating costs and expenses

Our total operating costs and expenses increased by 345.4% from US$21.1 million in 2005 to US$93.8 million in 2006, primarily due to the one-time impairment loss of US$7.6 million that we incurred in connection with the termination of the services agreements with SJM, a US$8.8 million increase in amortization of land use rights, an amortization of US$14.3 million in connection with the subconcession, a US$10.9 million increase in pre-opening costs relating to the Crown Macau and City of Dreams projects, an impairment loss of approximately US$1.1 million on certain plant and equipment in connection with the relocation of the Kampek Mocha Club to Marina Plaza for 2006, which is determined based on the net book value of the plant and equipment involved and the opening of additional Mocha Clubs.

Provision of services to gaming machine lounges/slot lounge operating expenses. Our expenses attributable to provision of services to gaming machine lounges increased by 44.7% from US$11.3 million in 2005 to US$16.3 million in 2006, primarily due to the opening of additional Mocha Clubs and an increase in labor costs in connection with new gaming machines. The increase was also due to a lesser extent to an increase of depreciation of the gaming machines, of which there were a larger number due to new roll-outs, and costs in connection with the maintenance and replacement of older gaming machines. In addition, having obtained a subconcession in September 2006, we now generate direct revenues and direct operating costs in connection with the Mocha Clubs operations which we record as slot lounge operating expenses. We recorded slot lounge operating expenses of US$11.8 million in 2006, of which US$7.5 million was incurred for Macau taxes and other government dues totalling 39% of our gaming revenue from Mocha Clubs.

Food, beverage and others. Our food, beverage and other expenses decreased by 11.1% from US$596,000 in 2005 to US$530,000 in 2006, primarily due to the closure of the Mocha Club at Kampek in September 2006.

Amortization of gaming subconcession. Amortization of gaming suboncession for the year was US$14.3 million in 2006. We began to amortize the subconcession in October 2006.

Amortization of land use rights. Amortization of land use rights expenses increased by 249.6% from US$3.5 million in 2005 to US$12.4 million in 2006. In 2006, we amortized land use rights in connection with both the Crown Macau and City of Dreams sites, whereas in 2005, we only amortized land use rights in connection with the Crown Macau site.

Impairment loss recognized on slot lounge services agreements. We recognized a one-time impairment loss of US$7.6 million in 2006. See “—Overview of Financial Results—Impairment loss recognized on slot lounge services agreements.”

General and administrative. Our general and administrative expenses increased by 254.3% from US$4.4 million in 2005 to US$15.6 million in 2006, primarily due to the incurrence of expenses to establish our corporate administrative offices and an increase in salaries and benefits for our general and administrative personnel as we hired additional personnel in connection with our development projects, and an increase in professional services fees and public relations expenses in connection with our initial public offering in December 2006.

Selling and marketing. Our selling and marketing expenses increased significantly from US$534,000 in 2005 to US$3.5 million in 2006, primarily due to an increase in marketing and promotion expenses that we incurred for promoting the Mocha Clubs and in connection with promoting the Crown Macau in anticipation of its opening.

Pre-opening costs. Our pre-opening costs increased significantly from US$730,000 in 2005 to US$11.7 million in 2006, due to principally pre-opening costs, such as personnel training costs, equipment costs and other administrative costs, in connection with the development of the Crown Macau and the City of Dreams.

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses, foreign exchange gain and loss as well as other non-operating income. Our interest income decreased significantly from US$2.5 million in 2005 to US$816,000 in 2006, primarily due to the significant decrease in cash and cash equivalents on our balance sheet as our cash used in operating activities increased significantly to pay for construction and other costs in connection with our development projects. In addition, interest expenses increased significantly from US$2.0 in 2005 to US$11.2 million in 2006. The increase in interest expenses was primarily attributable to interest expenses incurred for the US$500 million Subconcession Facility drawn prior to its full repayment with the proceeds from our initial public offering. We had written off deferred financing cost of US$12.7 million primarily in relation to the repayment of US$500 million under the Subconcession Facility as of December 31, 2006. We had a US$570,000 foreign exchange loss in 2005 primarily resulting from foreign exchange transaction losses on H.K. dollar payables, compared to a US$55,000 foreign exchange gain in 2006. Our other non-operating income increased from US$146,000 in 2005 to US$285,000 in 2006.

Income tax (expense) credit

We had an income tax credit of US$91,000 in 2005, compared to an income tax credit of US$1.9 million in 2006 due to a greater deferred tax credit that we benefited from in 2006.

Minority interest

Our share of loss by minority shareholders was US$308,000 in 2005, compared to a share of loss by minority shareholders of US$5.0 million in 2006, comprising Melco’s share of our income and loss through the 20% interest in MPBL (Greater China) that it held apart from us until October 2006.

Net income (loss)

As a result primarily of the foregoing, we had a net loss of US$3.3 million and US$73.5 million in 2005 and 2006, respectively.

Year Ended December 31, 2005 Compared to The Period from January 1, 2004 to June 8, 2004 (Predecessor Period) And The Period From June 9, 2004 to December 31, 2004 (Successor Period)

Because we acquired Mocha during 2004, the year is broken into an approximately five month predecessor period and an approximately seven month successor period in 2004. As a result, our 2005 results are not directly comparable to 2004. Apart from the difference in the length of the periods, the following items had the most significant impact on our operations.

•

The weighted average number of machines in operation was 125, 513 and 634 during the period from January 1, 2004 to June 8, 2004, the period from June 9, 2004 to December 31, 2004, and the year ended December 31, 2005, respectively.

•

Average daily net win was US$284.5, US$171.5 and US$229.1 during the period from January 1, 2004 to June 8, 2004, the period from June 9, 2004 to December 31, 2004, and the year ended December 31, 2005, respectively.

•	The increase in the number of machines and lounges resulted in increases in our revenues and cost and expenses.

•	Amortization of land use rights in 2005 of US$3.5 million relating to the Crown Macau site.

•

Amortization of intangible assets was recognized during the 2004 successor period and 2005 as a result of the acquisition of Mocha, principally relating to Mocha’s services agreements with SJM. This resulted in additional charges of US$600,000 and US$1.0 million which are included in cost of provision of services to gaming machine lounges.

•

General and administrative expenses during the successor period in 2004 also included a compensation charge of US$1.4 million related to the acquisition of shareholder loans of US$5.8 million which was advanced by Better Joy Overseas Ltd., or Better Joy, to Mocha through issuance of a convertible note. The compensation charge was recognised based on the difference between the fair value of the convertible note and the shareholder loan acquired.

Revenues

Our revenue was US$1.9 million for the period from January 1, 2004 to June 8, 2004 and US$6.1 million for the period from June 9, 2004 to December 31, 2004, compared to US$17.3 million in 2005 as a result of increases in revenues from both fees for services provided to gaming machine lounges and food, beverage and others. The increase was due primarily to the opening of two new Mocha Clubs in 2005 and increasing the number of gaming machines at the Mocha Clubs from an average of 125 for the period from January 1, 2004 to June 8, 2004 and 513 for the period from June 9, 2004 to December 31, 2004, compared to an average of 634 in 2005. The average daily net win per machine was US$284.5 for the period from January 1, 2004 to June 8, 2004 and US$171.5 for the period from June 9, 2004 to December 31, 2004, compared to US$229.1 in 2005, primarily as a result of higher utilization. With increased customer traffic at the Mocha Clubs, revenue from food, beverages and others increased similarly.

Operating costs and expenses

Our total operating costs and expenses were US$1.3 million for the period from January 1, 2004 to June 8, 2004 and US$7.0 million for the period from June 9, 2004 to December 31, 2004, compared to US$21.1 million in 2005, primarily as a result of the increases in expenses incurred as a result of the opening of additional Mocha Clubs and the amortization of land use rights for the Crown Macau site.

Provision of services to gaming machine lounges. Our expenses attributable to provision of services to gaming machine lounges were US$864,000 for the period from January 1, 2004 to June 8, 2004 and US$4.3 million for the period from June 9, 2004 to December 31, 2004, compared to US$11.3 million in 2005, primarily as a result of the opening of additional Mocha Clubs and an increase in gaming machines and the associated labor costs in connection therewith. The increase was also due to a lesser extent to an increase of depreciation of the gaming machines, of which there were a larger number due to new roll-outs, and costs in connection with the maintenance and replacement of older gaming machines.

Food, beverage and others. Our food, beverage and others expenses were US$48,000 for the period from January 1, 2004 to June 8, 2004 and US$250,000 for the period from June 9, 2004 to December 31, 2004, compared to US$596,000 in 2005, primarily as a result of the additional expenses in providing food and beverage services to the customers at new Mocha Clubs launched in 2005.

Amortization of land use rights. Amortization of land use rights expenses were nil for the period from January 1, 2004 to June 8, 2004 and US$130,000 for the period from June 9, 2004 to December 31, 2004, compared to US$3.5 million in 2005. We amortized land use rights in connection with the land for the Crown Macau project, which we obtained in December 2004. The amortization of land use rights was for a full year in 2005.

General and administrative. Our general and administrative expenses were US$197,000 for the period from January 1, 2004 to June 8, 2004 and US$2.0 million for the period from June 9, 2004 to December 31, 2004, compared to US$4.4 million in 2005, primarily as a result of an increase in maintenance costs for the Mocha Clubs because of the addition of new locations, an increase in salary expense from the addition of personnel for our general and administrative function as we expanded our business and an increase in professional services fees.

Selling and marketing. Our selling and marketing expenses were US$81,000 for the period from January 1, 2004 to June 8, 2004 and US$166,000 for the period from June 9, 2004 to December 31, 2004, compared to US$534,000 in 2005, primarily due to an increase in marketing and promotion expenses that we incurred in 2005 to grow the Mocha brand and to promote the new and existing Mocha Clubs.

Pre-opening costs

Our pre-opening costs were US$96,000 for the period from January 1, 2004 to June 8, 2004 and US$199,000 for the period from June 9, 2004 to December 31, 2004, compared to US$730,000 in 2005, primarily as a result of pre-opening expenses, such as ground breaking ceremonies, and advertising and marketing, incurred in connection with the development of the Crown Macau and City of Dreams. We did not incur any pre-opening expenses in connection with those projects in 2004 and pre-opening expenses incurred in connection with Mocha remained relatively stable from 2004 to 2005.

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses and net foreign exchange gain and loss as well as other non-operating income. We did not receive any interest income nor incur any interest expense for the period from January 1, 2004 to June 8, 2004 and for the period from June 9, 2004 to December 31, 2004. However, we received interest income of US$2.5 million in 2005, which was offset by the US$2.0 million interest expense we incurred. We also had a US$570,000 net foreign exchange loss in 2005 primarily as result of foreign exchange transaction losses on H.K. dollar payables. We incurred such losses due to differences in the H.K. dollar/U.S. dollar exchange rate on the date such payables were recorded and the date we exchanged U.S. dollars into H.K. dollars to pay such payables.

Income tax (expense) credit

Our income is subject to a Macau complementary tax at 12%. We had income tax expense of US$26,000 for the period from January 1, 2004 to June 8, 2004 and US$37,000 for the period from June 9, 2004 to December 31, 2004, as compared to a US$91,000 tax credit that we received in 2005, due to a greater deferred tax credit that we benefited from in 2005.

Minority interest

Our minority interests were nil for the period from January 1, 2004 to June 8, 2004 and US$91,000 for the period from June 9, 2004 to December 31, 2004, compared to US$308,000 in 2005, primarily as a result of the increase in overall operating loss attributable to minority shareholders.

Net income (loss)

As a result primarily of the foregoing, we had a net income of US$494,000 for the period from January 1, 2004 to June 8, 2004, a net loss of US$1.0 million for the period from June 9, 2004 to December 31, 2004 and a net loss of US$3.3 million in 2005, respectively.

B. Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	Historical result for the period from January 1, 2004 to June 8, 2004 (predecessor)	Historical result for the period from June 9, 2004 to December 31, 2004 (successor)	Historical result for the year ended December 31, 2005 (successor)	Historical result the year ended December 31, 2006 (successor)
	(in thousands of US$)
Net cash provided by (used in) operating activities	$557	$2,217	$4,284	$(20,237)
Net cash used in investing activities	(6,445)	(5,475)	(181,258)	(38,645)
Net cash provided by financing activities	8,267	8,795	191,206	623,109

Net increase in cash and cash equivalents	2,379	5,537	14,232	564,227
Cash and cash equivalents at beginning of period/year	386	—	5,537	19,769

Cash and cash equivalents at end of period/year	$2,765	$5,537	$19,769	$583,996

Operating activities

Our net cash provided by operating activities was US$4.3 million in 2005, compared to the US$20.2 million net cash used in operating activities in 2006, primarily due to a significant increase in general and administrative costs, slot lounge operating expenses, and pre-opening costs. Our net cash provided by operating activities totaled US$4.3 million in 2005, compared to US$2.2 million in the period from June 9, 2004 to December 31, 2004, and US$557,000 in the period from January 1, 2004 to June 8, 2004. The primary reason for the increase was the greater revenue generated from additional Mocha Clubs and gaming machines. For the period January 1, 2004 to June 8, 2004, we had an average of 125 gaming machines. For the period from June 9, 2004 to December 31, 2004, 2005 and 2006, the average number of gaming machines increased to 513, 634 and 937, respectively.

Delays or cost overruns in the completion of any of our casino resort projects would adversely affect our ability to generate operating revenue at the times and in the amounts we anticipate, increase our financing and other costs for the project and increase the depreciation and amortization charges we incur due to increased construction costs and capitalized fees and finance costs. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Early Stage of Development—We may require more debt or equity financing, which could require us to incur substantial additional indebtedness or sell additional ADSs or equity securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.”

Investing activities

Crown Macau. We have currently budgeted that the total cost of developing and constructing the Crown Macau to the point of opening will be approximately US$583.6 million, which includes the value of land for the project site contributed to us in kind, land premium costs and construction costs, FF&E, pre-opening expenses, capitalized fees and finance costs and initial working capital requirements. As of December 31, 2006, we had spent approximately US$275.0 million of the budgeted project costs, primarily for design and construction fees to Paul Y. Construction and for land premium, including costs attributable to the value of the land for the site that was contributed to us. Construction projects like ours commonly involve significantly larger expenditures at the later stages of construction. Accordingly, we expect that our cash requirements for construction and other costs, will increase significantly as we approach completion of our Crown Macau project and other projects. We anticipate funding the remaining budgeted costs of construction and development from a combination of borrowings under the Great Wonders Project Facility described below and part of the net proceeds from the initial public offering of our ADSs. See “—Financing Activities.”

We expect the funds provided from the Great Wonders Project Facility and from the offering of our ADSs to be sufficient to finance the remaining costs of construction and development of Crown Macau. If we incur significant cost overruns at the Crown Macau project, we may need to arrange for additional financing to pay for these costs. Our ability to incur additional debt will be limited under the Great Wonders Project Facility and the anticipated City of Dreams Project Facility as well as the terms of MPBL Gaming’s subconcession. As a result, we may not be able to incur additional debt to complete development of the Crown Macau without the consent of the lenders under the facility agreements or of the Macau government.

City of Dreams. The current total project development budget for constructing, developing and opening both phases of the City of Dreams project is approximately US$2.1 billion, inclusive of land, construction, FF&E, pre-opening expenses, capitalized fees and finance costs and initial working capital requirements (including cage cash). As the City of Dreams project progresses, we continue to improve and vary its overall scope within the original timetable to completion, and by reference to the existing total project budget. This is against a background of rising costs of construction, services and materials in Macau. We anticipate an increase in the total project development budget for the City of Dreams, and we will continue to explore ways to mitigate the effect of anticipated budget increases through various cost saving measures. As of December 31, 2006, we had spent approximately US$193.0 million of the current total project development budget, primarily for the land costs and land premium, construction costs and design and consultation fees. We plan to fund the remaining budgeted costs of construction and development from a combination of the following sources:

•	borrowings from the US$1.6 billion City of Dreams Project Facility, for which we have signed a commitment letter (subject to certain conditions) with certain banks as arrangers; and

•	part of the net proceeds from the initial public offering of our ADSs.

See “—Financing Activities.”

Macau Peninsula Site. We are in the process of acquiring the Macau Peninsula site, which is an approximately 6,480 square meter (1.6 acres) site on the shoreline of the Macau peninsula near the Macau Ferry Terminal. The acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of HK$150 million (US$19.3 million) to the Macau government. Our purchase of the Macau Peninsula site remains subject to important conditions which may not be met and some of which are in the control of third parties unrelated to us, including, among other conditions, governmental approvals such as an extension by the Macau government of the deadline for completion of development on the site. We are considering our development plans for the Macau Peninsula site and currently contemplate that we would develop it into a mixed-use apartment hotel and casino facility targeted primarily at day-trip gaming patrons. Based on preliminary estimates and conceptual designs, the total project costs for the Macau Peninsula project is currently budgeted at a range of approximately US$650 million to US$700 million, which includes anticipated land and construction costs, land premium costs, FF&E, pre-opening expenses, capitalized fees and finance costs, cage cash and initial working capital requirements.

Macau Gaming Subconcession. In September 2006, MPBL Gaming obtained a gaming subconcession from the Macau government under the concession granted to Wynn Macau. PBL signed an agreement with Wynn Macau under which US$900 million was payable to Wynn Macau upon the issuance by the Macau government of the subconcession to MPBL Gaming. Of this amount, US$100 million was initially placed on deposit with a third party escrow agent. Upon the successful granting of the subconcession to MPBL Gaming, MPBL Gaming released the US$100 million deposit and remitted the remaining payment to Wynn Macau. The US$500 million loan incurred by MPBL Gaming under the Subconcession Facility became part of our consolidated indebtedness when control of MPBL Gaming was transferred to us in October 2006. We repaid the entire US$500 million drawn under the Subconcession Facility and any fees and interest incurred in connection with this facility with the net proceeds of the initial public offering of our ADSs. See “—Financing Activities.”

Mocha Clubs. We intend to expand the Mocha Clubs business by adding new Mocha Club locations and additional gaming machines to our existing locations during the next several years. Funding of this expansion is expected to be provided by operating cash flow to the extent available.

Financing Activities

Proceeds from Our Initial Public Offering. Net cash provided by financing activities amounted to US$623.1 million in 2006, primarily due to the proceeds from our initial public offering, which amounted to US$1.07 billion after underwriting discounts and commissions, with US$500 million of the US$1.07 billion immediately used for the repayment of the Subconcession Facility. Proceeds from the additional ADSs sold pursuant to the exercise of the underwriters’ over-allotment option in January 2007, which amounted to US$160.6 million after underwriting discounts and commissions, are not accounted for in our net cash provided by financing activities in 2006.

Shareholder Loans and Contributions. As of December 31, 2006, Melco and PBL had made equity contributions to us and our subsidiaries totaling approximately US$919.4 million in cash and non-cash, including funding indirectly provided to MPBL Gaming to provide US$400 million of the US$900 million paid to Wynn Macau upon the granting of the subconcession. Melco and PBL have also made contributions in the form of shareholder loans. As of December 31, 2006, we have approximately US$212.5 million of outstanding shareholder loans from Melco and PBL, of which amount, US$115.6 million was converted to fixed term loan at the interest rate of 3-month HIBOR per annum repayable in 18 months since November 15, 2006. As of the date of this annual report on Form 20-F, we had fully repaid the non-interest bearing portions of the amounts due to shareholders of approximately US$96.9 million.

No fees or proceeds will be payable to PBL and Melco in return for their contributions to us or our subsidiaries and their future economic interest in us is solely based on their share ownership in forming our company.

Great Wonders Project Facility. On February 13, 2006, our subsidiary, Great Wonders, entered into a two-tranche HK$1,280 million (US$164.5 million) term loan facility with lenders led by Bank of China Limited, Macau Branch, and Banco Nacional Ultramarino, S.A. to finance the construction of the Crown Macau. Our subsidiary MPBL (Greater China) currently guarantees all the obligations of Great Wonders arising under the Great Wonders Project Facility, and such guarantee will be replaced by our guarantee. As of December 31, 2006, we had not drawn down on the Great Wonders Project Facility.

The maturity date of the loans under this facility is February 13, 2013 and the applicable interest rate on the loans is the Hong Kong Interbank Offered Rate, or HIBOR, plus 2.2% per annum. As of December 31, 2006, no loans had been drawn and the full commitment amount is available for use by Great Wonders until the earlier of February 13, 2008 and the date falling three months after the issuance of the occupation permit of the Crown Macau by the Macau government. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Activities—Description of Our Indebtedness—Great Wonders Project Facility.”

Subconcession Facility and City of Dreams Project Facility. On September 4, 2006, MPBL Gaming entered into the US$500 million Subconcession Facility with lenders led by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital and Deutsche Bank AG, Hong Kong Branch, to pay a portion of the purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming. MPBL Gaming along with Melco and PBL, has also entered a commitment letter (subject to certain conditions and finalization of certain material terms) with those same lenders as arrangers for the US$1.6 billion City of Dreams Project Facility to finance the development costs of the City of Dreams project and, if not already refinanced by the time of the first drawing under the City of Dreams Project Facility, to refinance any amounts still outstanding under the Subconcession Facility. The Subconcession Facility was drawn and used to pay US$500 million of the US$900 million due to Wynn Macau in September 2006 upon the issuance of the subconcession to MPBL Gaming. The US$500 million indebtedness from the Subconcession Facility became part of our consolidated debt upon the transfer of control of MPBL Gaming to us in October 2006 and has been repaid from part of the net proceeds of our initial public offering in December 2006. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Activities—Description of Our Indebtedness— Subconcession Facility and City of Dreams Project Facility.”

Macau Peninsula Site. We are negotiating with prospective lenders to arrange financing for the acquisition and development of the Macau Peninsula site.

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

Description of Our Indebtedness

This description is only a summary and does not purport to be complete.

Great Wonders Project Facility

On February 13, 2006, our subsidiary, Great Wonders, entered into a term loan facility agreement, the Great Wonders Project Facility, which is a two-tranche HK$1,280 million (US$164.5 million) term loan facility with certain lenders to finance the construction of the Crown Macau. Our subsidiary MPBL (Greater China), currently guarantees all payment obligations of Great Wonders arising under the Great Wonders Project Facility. It is expected that this guarantee will be replaced by a guarantee to be given by us.

The maturity date of the loans under this facility is February 13, 2013 and the applicable interest rate on the loans is HIBOR plus 2.2% per annum. As of December 31, 2006, no loans had been drawn and the full commitment amount is available for use by Great Wonders until the earlier of February 13, 2008 and the date falling three months after the issuance of the occupation permit of the Crown Macau by the Macau government.

Under the terms of the facility agreement, Great Wonders:

•	must use the Tranche A and Tranche B loans to finance the construction of the hotel and casino, respectively;

•

is responsible for the payment of cost overruns incurred for the construction of the Crown Macau and cannot make any further drawdown of loans if cost overruns exceed HK$50 million until such cost overruns have been paid or the borrower demonstrates to the facility agent that it has sufficient financial resources to pay such cost overruns;

•	must repay the loans in 20 consecutive equal quarterly installments commencing three months after the end of the availability period;

•	must pay a default interest rate equal to the applicable interest rate plus 3% per annum if Great Wonders fails to repay the amounts due under the facility agreement;

•

can cancel the undrawn commitment or make voluntary prepayments without penalty, except for any prepayment being made using the proceeds of refinancing from lenders other than the lenders of the Great Wonders Project Facility;

•

except in limited circumstances, must make mandatory prepayments from the net cash proceeds of all loans to Great Wonders from other lenders, any equity issuance, any asset sale, any liquidated damages received under any construction contract, the lease agreement, the hotel management agreement or the land concession agreement for the Crown Macau and any proceeds from the insurance policy issued for the Crown Macau project; and

•

undertakes to comply with the affirmative, negative and information covenants in the credit facility, including, without limitation, compliance with the financial covenants after the date falling 12 months from the completion date of the Crown Macau project and not incur other indebtedness or permit other liens on its assets.

Great Wonders will draw on the Great Wonders Project Facility from time to time when there are certain construction milestones and projects for which we need to make payments. Drawdowns will be subject to certain conditions, including providing a certificate of the quantity surveyor certifying the amount paid or payable for the construction cost and confirming that the proposed drawdown is in line with the construction progress and schedule stated in the construction contract and Great Wonders’ affirmation that there are no cost overruns exceeding HK$50 million.

The loans are secured by liens on all present and future assets of Great Wonders. The security package consists of amongst others, a mortgage on the site and the building and fixtures, a power of attorney, a payment guarantee by MPBL (Greater China), a completion guarantee by MPBL (Greater China) that the hotel will be completed by September 30, 2007 and the casino will be completed by November 30, 2006, which is currently being negotiated to be revised to April 30, 2007, a cost overrun funding guarantee by MPBL (Greater China), a subordination agreement by MPBL (Greater China), a pledge or assignment of, the bank account relating to Great Wonders’ revenues, the shares of Great Wonders, insurance policies, building contracts, any hotel management agreement, and all other assets of Great Wonders.

The following is a general summary of the events of default under the facility agreement:

•	any failure of Great Wonders or MPBL (Greater China) to make any payment when due;

•	any failure of Great Wonders or MPBL (Greater China) to perform its obligations under any finance document with respect to the Great Wonders Project Facility;

•	a representation made under any finance document by Great Wonders proves to have been incorrect or misleading in any material respect;

•	an occurrence of a cross-default;

•	a material breach by Great Wonders under the land concession agreement or any reentry or threatened reentry by the Macau government onto the land on which the Crown Macau project is being built;

•	any termination of any construction contract due to a default of Great Wonders or MPBL (Greater China) or the main contractor ceases to perform its essential obligations;

•	any seizure or expropriation or a total loss of the Crown Macau property;

•	any major construction work stoppage for at least 60 consecutive days;

•	any undertaking or obligation under any finance document becomes impossible or illegal for Great Wonders or MPBL Gaming to perform, resulting in a material adverse effect;

•	any action of Great Wonders or MPBL (Greater China) which materially and adversely jeopardizes the security created under any security document;

•

any occurrence of a material adverse change in the financial condition of Great Wonders or MPBL (Greater China) which materially and adversely affects its ability to perform its obligations under any finance document to which it is a party;

•

the commencement of any legal proceeding against Great Wonders or MPBL (Greater China) which materially and adversely affects its ability to perform its financial obligations under the facility agreement;

•	any order is made for the winding-up, insolvency or liquidation of Great Wonders or MPBL (Greater China); or

•	any failure of Great Wonders to register the security for the credit facility within a prescribed time period.

If an event of default exists and is continuing, then the facility agent will, if so instructed by the lenders representing 66% of the total commitment amount, give notice of acceleration to Great Wonders and MPBL (Greater China) and demand immediate repayment of all amounts due under the facility agreement.

Subconcession Facility

On September 4, 2006, MPBL Gaming entered into a US$500 million term loan facility with certain lenders to pay the remaining purchase price due to Wynn Macau upon the Macau government’s approval of the issuance of a gaming subconcession to MPBL Gaming. MPBL Gaming, along with Melco and PBL, has also entered into a commitment letter with those same banks as arrangers for a US$1.6 billion secured credit facility to refinance the Subconcession Facility and finance the development costs of the City of Dreams project.

The US$500 million Subconcession Facility was drawn and used to pay part of the US$900 million due to Wynn Macau in September 2006 upon the issuance of the subconcession to MPBL Gaming. The US$500 million indebtedness from the Subconcession Facility became part of our consolidated debt upon the transfer of control of MPBL Gaming to us in October 2006 and had been fully repaid with the proceeds of our initial public offering in December 2006.

City of Dreams Project Facility

As set forth in the commitment letter ANZ Investment Bank, Banc of America Securities Asia Limited, Barclays Capital and Deutsche Bank have agreed to act as coordinating lead arrangers in arranging and financing the US$1.6 billion City of Dreams Project Facility for MPBL Gaming and Melco Hotels. The granting of the City of Dreams Project Facility is subject to conditions set forth in the commitment letter and the finalization of the negotiation of certain material terms. Such conditions include: (1) completion of definitive loan agreements, intercreditor agreement, guarantee, security and associated legal documents for the facilities; (2) the receipt of due diligence reports from various independent consultants, (3) obtaining required government and other approvals for entering into the City of Dreams Project Facility; and (4) receipt of credit ratings in respect of MPBL Gaming and its subsidiaries. The coordinating lead arrangers must use their reasonable efforts to complete the syndication and until such time MPBL Gaming and its subsidiaries are bound by specified clear market provisions. The arranging and underwriting commitment will terminate if facility documents are not executed by June 30, 2007 (unless otherwise extended by agreement among all the partiers thereto).

Under the term sheet set forth in the commitment letter, the City of Dreams Project Facility will consist of:

•	a US$500 million term loan facility, which will be available to repay in full the existing Subconcession Facility; and

•	a non-gaming facility and general project facility in an aggregate amount of not less than US$1.1 billion.

The non-gaming facility will be used to finance the construction of the non-gaming portions of the City of Dreams such as the hotels, the retail and food and beverage outlets and the leisure and entertainment facilities. The general project facility will be used to finance the construction of the City of Dreams, including, if necessary, the non-gaming portions and other pre-opening costs in relation to the City of Dreams. If the outstanding amount of the Subconcession Facility is less than US$500 million upon utilisation of the non-gaming facility and general project facility, the remaining amount of the non-gaming facility and general project facility shall be increased by the shortfall.

Drawdown

The final maturity date of the subconcession facility, non-gaming facility and general project facility is generally 84 months after the date we execute the definitive City of Dreams Project Facility documents. However, if the initial utilisation under the non-gaming facility and general project facility is not made, the final maturity date will be 60 months from September 4, 2006, the date of the agreement relating to the Subconcession Facility .

The non-gaming facility and general project facility portions are, subject to satisfaction of conditions precedent and on not less than five business days written notice to the intercreditor agent, available for drawdown in minimum amounts of US$5 million (or

HK$ equivalent) from the date of the City of Dreams Project Facility to the earlier of: (1) 90 days after the construction completion date for stage one of the project, which includes at least two of the hotels, all of the gaming area and at least 50% of the retail and food and beverage space; and (2) a yet to be agreed long stop date. If, at the end of this availability period, the remainder of the City of Dreams project has not been completed, then, to the extent that it is required to fund the remainder of the project (and is certified by a technical adviser), the balance of the City of Dreams Facility may be drawn and, pending application, deposited in a separate interest bearing account secured in favor of the lenders. Proceeds of the drawings will be available for disbursement from the account upon satisfaction of conditions precedent and the relevant notice requirements.

Except for the first utilization of the City of Dreams Facility, which, if the Subconcession Facility is still outstanding, must be to refinance amounts drawn under the Subconcession Facility, all drawings under the City of Dreams Facility will be paid into a disbursement account that will be subject to security. Conditions precedent to the first drawdown of the City of Dreams Facility other than that to refinance amounts drawn under the Subconcession Facility, include among other things: (1) delivery of a project feasibility study, plans, budgets timetable, projected results and an audited financial model; (2) obtaining a land concession for the City of Dreams; (3) obtaining relevant government and other authority approvals; and (4) the injection of equity such that the debt to equity ratio will be no greater than 70:30. Subsequent drawdowns under the City of Dreams Facility are also subject to the maintenance of financial ratios and provision of certificates from technical consultants certifying the amount paid or payable for the construction cost. MPBL Gaming and its subsidiaries will also be required to undertake a program to hedge exposures to interest rate fluctuations under the City of Dreams Facility. These hedging agreements will be secured on a pari passu basis with the lenders.

Repayment

The City of Dreams Facility will be repaid in quarterly installments commencing from the earlier of: (1) six months after the construction completion date for stage one of the project; and (2) 36 months from the City of Dreams Facility agreement date (in the case of the non-gaming and general project facilities).

MPBL Gaming and Melco Hotels may make voluntary prepayments in respect of the non-gaming facility and general project facility, subject to certain conditions and providing not less than 30 days’ prior written notice to the intercreditor agent, on any interest payment date without premium or penalty. Voluntary prepayments will be applied to the principal outstanding on the City of Dreams Facility and to maturities on a pro-rata basis and amounts prepaid will not be available for redrawing.

We must make mandatory prepayments with, among other sources, all of (1) the net proceeds of any permitted equity or debt issuance (or, in the case of any public offering subsequent to and other than a permitted public offering, in which event the amount will be 75% of such proceeds); (2) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions; (3) net termination proceeds paid under MPBL Gaming’s subconcession, any lease agreement, the hotel management agreements, or any other material contracts or agreements (subject to certain exceptions); (4) the net proceeds or liquidated damages paid pursuant to obligation, default or breach under the certain documents relating to the City of Dreams project; (5) the insurance proceeds net of expenses to obtain such proceeds, subject to reinvestment rights and certain exceptions; and (6) excess cashflow (as defined under various financial ratio tests).

Accounts

The terms set forth in the termsheet attached to the commitment letter contemplate that all of the revenues of the gaming business operated by MPBL Gaming, including the Crown Macau and the City of Dreams, be paid into a bank account established by MPBL Gaming, which will be divided further into sub-accounts, secured in favor of the security agent for the benefit of the lenders. Subject to such security, such revenues will be paid out in order of priority, in accordance with the cash waterfall arrangements.

Interest and Fees

U.S. dollar and H.K. dollar denominated drawdowns will bear an initial interest rate of LIBOR and HIBOR, respectively, plus a margin, and the interest rate margin will be adjusted in accordance with the total debt to EBITDA ratio on a consolidated basis after the completion of the construction of the City of Dreams project. We will pay a commitment fee quarterly in arrears from the date of the relevant facility agreement through the availability period. A commitment fee is payable on the daily undrawn amount under the relevant Subconcession Facility, non-gaming facility and general project facility, which percentage will be reduced when more than 50% of the total commitment has been utilized.

PBL and Melco Support

PBL and Melco, as sponsors of the City of Dreams Facility, have undertaken to commit equity such that the debt to equity ratio would not exceed 70:30. In addition, PBL and Melco will also provide, on a 50:50 several basis, corporate or bank guarantees with a rating of A- or above by S&P (or equivalent rating by Moody’s) to cover as yet to be agreed amounts of contingent and deferred equity.

Security

Security for the City of Dreams Project Facility and hedging agreements include:

•

a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by MPBL Gaming, MPBL Investments, Melco Hotels and the managing director (provided that recourse against the managing director is limited to the value of his shares) (the “Primary Obligors”);

•	the corporate and bank guarantees described above in “—PBL and Melco Support”;

•

charges over the MPBL Gaming account and sub-accounts, subject to certain exceptions including the capital contribution account for the holding or payment of equity for the Crown Macau and cash deposits of Melco Hotels set aside as guarantee money in favor of the Macau government;

•	assignment of the Primary Obligors’ rights under all insurance policies;

•

first priority security over the Primary Obligors’ chattels, receivables and other assets (other than shares in Great Wonders) which are not subject to any security under any other security documentation;

•	pledge over equipment and tools used in the gaming business by MPBL Gaming; and

•

first priority charges over the issued share capital of the Primary Obligors (other than shares held in MPBL Gaming by PBL Asia) and assignment of MPBL Investments’ rights and interests arising under its call option over PBL Asia’s shareholding in MPBL Gaming granted to it by PBL Asia, exercisable at a price of US$1.00 following the continuation of an event of default.

Covenants

The Primary Obligors must comply with negative and affirmative covenants. These covenants include that, without obtaining consent from the majority lenders (as defined in the termsheet), they may not:

•	create or permit to subsist further charge or any form of encumbrance over its assets, property or revenues except as permitted under the documentation;

•

sell, transfer or dispose of any of its assets unless such sale is conducted on an arm’s length basis at a fair market value and the proceeds from the sale shall be credited to the relevant accounts over which the lenders have a first priority charge on;

•

make any payment of fees under any agreement with Melco or PBL (or their affiliates) other than fees approved by the majority lenders or, after a certain date, in accordance with the waterfall, or enter into agreements with Melco or PBL or their affiliates except in certain limited circumstances;

•	make any loan or guarantee indebtedness except for certain identified indebtedness and guarantees permitted;

•	create any subsidiaries except as permitted under the termsheet, such as for carrying out all or any part of the City of Dreams; or

•	make investments other than within agreed upon limitations.

In addition, the relevant Primary Obligors will be required to comply with certain financial ratios and financial covenants such as a maximum total debt to earnings before interest, taxes, depreciation and amortization ratio, a minimum debt service coverage ratio and a minimum interest coverage ratio.

Events of Default

The City of Dreams Project Facility is expected to contain customary events of default including: (1) failure to make any payment when due; (2) breach of financial covenants; (3) cross default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrowers and/or guarantors; (4) breach of support by PBL and Melco; (5) breach of the credit facility documents, land agreements, lease agreements for the provision of gaming services or hotel management agreements; (6) insolvency or bankruptcy events; (7) misrepresentations on the part of the borrowers and guarantors in statements made in the loan documents delivered to the lenders; (8) failure to commence or complete the construction by certain specified dates; and (9) various change of control events involving us (excluding the corporate reorganization resulting in MPBL Gaming becoming our subsidiary).

C. Research and Development, Patents and Licenses, Etc.

We have entered into a license agreement with Crown Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreements provide us the right to use the Grand Hyatt and Hyatt Regency trademarks on a non-exclusive and non-transferable basis. In January 2007, we entered into trademark license agreements with Hard Rock Holdings Limited, or Hard Rock, to use the Hard Rock brand in Macau at the City of Dreams. Pursuant to the agreements, we have the exclusive right to use the Hard Rock brand for the hotel and casino facility at the City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. In addition, we have registered the trademarks “Mocha Club” and “City of Dreams” in Macau. We are currently examining the registration in Macau of certain trademarks and other service marks to be used in connection with the operations of our hotel casino projects in Macau.

D. Trend Information

Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-balance Sheet Arrangements

Pursuant to the subconcession agreement, MPBL Gaming must maintain a bank guarantee issued by a designated bank with the Macau government as the beneficiary, which bank guarantee is in a maximum amount of MOP500 million (US$62.4 million for the period from September 8, 2006 to September 8, 2011 and a maximum amount of MOP 300 million (US$37.4 million) for the period from September 8, 2011 to the 180th day after the termination date of the subconcession. As of December 31, 2006, MPBL Gaming had issued a promissory note in the amount of MOP550 million (US68.6 million) to a bank in connection with this bank guarantee required under the subconcession agreement.

Except as described above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2006.

	Payments due by period
	Less than 1 year	1 –3 years	3 –5 years	More than 5 years	Total
	(in millions of US$)
Contractual obligations
Long-term debt obligations:(1)	$—	$115.6	$—	$—	$115.6
Capital (finance) lease obligations:(2)	—	—	—	—	—
Operating lease obligations:
Rent payable for Crown Macau land(3)	0.1	0.3	0.3	3.4	4.1
Land premium, guarantee deposit and rent payable for City of Dreams land(4)	21.5	12.3	12.5	39.0	85.3
Leases for office space as recruitment and training center and Mocha Clubs locations	4.3	7.7	5.2	8.3	25.5
Other contractual commitments:(5)	156.4	11.2	—	—	167.6

Total	$182.3	$147.1	$18.0	$50.7	$398.1

(1)	Excludes the working capital loans provided by Melco and PBL, which had outstanding balances of US$70 million and US$27 million, respectively, as of December 31, 2006. On November 14, 2006, we have repaid US$25 million to Melco and PBL in equal proportions. Furthermore, both Melco and PBL agreed to convert the remaining working capital loan of approximately US$115.6 million into a term loan repayable in no earlier than 18 months carrying interest at a floating rate set in accordance with 3 months HIBOR.
(2)	Capital lease obligations due within one year and after one year are US$6,000 and US$10,000, respectively, as of December 31, 2006.
(3)	Rent payable during the construction period is US$20,000 per year. The annual rent is US$171,000 after the completion of the construction. The rent payable is adjusted every five years as agreed between the Macau government and Great Wonders in accordance with the applicable market rates from time to time.
(4)	Melco Hotels was offered a grant of a medium-term lease of 25 years for the City of Dreams site for approximately MOP 509 million (US$63.4 million) by the Macau government in April 2005. Melco Hotels accepted the offer of grant in May 2005. The total payment obligation under this lease was US$63.4 million as of December 31, 2006 with US$21.2 million payable at signing of the government lease and the remaining balance of approximately US$42.2 million payable in nine equal half-yearly installments bearing interest at 5% per annum. Rent payable during the construction period is US$285,000 per year. The annual rent is US$508,000 after the completion of construction. The rent payable is adjusted every five years as agreed between the Macau government and Melco Hotels in accordance with the applicable market rates from time to time.
(5)	On November 24, 2004, Great Wonders entered into a construction contract with Paul Y. Construction for the design and construction of the Crown Macau project. The total remaining payment obligation under this contract was US$107.5 million as of December 31, 2006.

On February 13, 2006, we obtained the HK$1,280 million (US$164.5 million) Great Wonders Project Facility to finance the Crown Macau project. As of December 31, 2006, the Great Wonders Project Facility had not been drawn. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Activities—Description of Our Indebtedness—Great Wonders Project Facility.”

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information—D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report on Form 20-F may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in a heavily regulated and evolving industry, will be highly leveraged, and will be operating in Macau, a market that is experiencing extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	growth of the gaming market and visitation in Macau;

•	finalization of the credit facility to finance construction of the City of Dreams;

•	the completion of the construction of our hotel casino resort projects;

•	our acquisition and development of the Macau Peninsula site;

•

increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including (in Macau) from SJM, Venetian Macau, Wynn Macau, Galaxy and MGM Grand Paradise Limited, a joint venture between MGM-Mirage and Pansy Ho;

•	the completion of infrastructure projects in Macau;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	our ability to raise additional financing;

•	the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us;

•	obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site;

•	the formal grant of an occupancy permit for the Crown Macau and the City of Dreams;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	our entering into new development and construction and new ventures;

•	the liberalization of travel restrictions and convertibility of the Renminbi by China;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	our anticipated growth strategies; and

•	our future business development, results of operations and financial condition.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F and the documents that we referenced in this annual report on Form 20-F and have filed as exhibits with the SEC, completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of March 30, 2007.

Name	Age	Position/Title
Lawrence (Yau Lung) Ho	30	Co-Chairman and Chief Executive Officer
James D. Packer	39	Co-Chairman
John Wang	46	Director
Clarence Chung	44	Director
John H. Alexander	55	Director
Rowen B. Craigie	51	Director
Thomas Jefferson Wu	34	Independent Director
Alec Tsui	57	Independent Director
David E. Elmslie	50	Independent Director
Robert Mactier	42	Independent Director
Simon Dewhurst	37	Executive Vice President and Chief Financial Officer
Garry Saunders	55	Executive Vice President and Chief Operating Officer
Ted (Ying Tat) Chan	35	Chief Executive Officer of Mocha
Greg Hawkins	43	Chief Executive Officer of Crown Macau
Stephanie Cheung	44	General Counsel

Directors

Mr. Lawrence (Yau Lung) Ho has served as our co-chairman and chief executive officer since the inception of our company. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco a constituent of the MSCI Hong Kong Index. As chairman and chief executive officer of Melco, Mr. Ho oversees and is responsible for the overall strategic development, management and operations of Melco. Before heading Melco, Mr. Ho worked at Jardine Fleming from September 1999 to October 2000 and iAsia Technology Limited (the predecessor of Value Convergence Holdings Limited) from October 2000 to November 2001. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada. Mr. Ho is active in community services and serves on numerous boards and committees in Hong Kong, Macau and mainland China. In recognition of his excellent directorship and entrepreneurial spirit, Mr Ho won the “Best CEO” and “Directors of the Year Award 2005” given by Institutional Investor and Hong Kong Institute of Directors respectively. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was also elected one of the “Ten Outstanding Young Persons” in 2006.

Mr. James D. Packer has served as our co-chairman since the inception of our company. Mr. Packer has also been the executive chairman since May 1998 and the chief executive officer from March 1996 to May 1998 of PBL. He is a member of PBL’s Investment Committee. He is also a director of both Crown Limited and Burswood Limited, subsidiaries of PBL. Mr. Packer is the executive chairman of Consolidated Press Holdings Limited, the largest shareholder of PBL, and a director of various listed companies in Australia, including Challenger Financial Services Group Limited and Qantas Airways Limited, as well as the chairman of Seek Limited, an Australian-listed online job search company.

Mr. John Wang has served as our director since November 2006. Mr. Wang is currently the chief financial officer of Melco. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and had previously worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburgs (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985.

Mr. Clarence (Yuk Man) Chung has served as our director since November 2006. Mr. Chung has also been the executive director since May 2006 and the chief operating officer since July 2006 of Melco. Mr. Chung joined Melco in December 2003 and assumed the role of the chief financial officer. Prior to joining Melco, he was the chief financial officer and director with the Megavillage Group, an Internet-based trading company, from 2000 to 2003, an investment banker at Lazard Asia managing an Asian buy-out fund from 1998 to 2000, and a vice-president at Pacific Century Regional Development Limited, a Singapore listed company with businesses in infrastructure financial services and technology, from 1994 to 1998. Mr. Chung is an accountant by profession and a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and a member of the Society of Management Accountants of Canada.

Mr. John H. Alexander has served as our director since the inception of our company. Since June 2004, Mr. Alexander has also been the chief executive officer and managing director of PBL. He is also a director of Crown Limited and Burswood Limited. Mr. Alexander joined the magazine division of PBL as the group publisher in 1998 and was appointed the chief executive officer of that division in March 1999 and the chief executive officer of PBL Media in January 2002, straddling PBL’s television and magazine divisions. Prior to joining the PBL Group, Mr. Alexander was the editor-in-chief and publisher from 1997 to 1998, and editor-in-chief for various periods of The Sydney Morning Herald. He was editor-in-chief of The Australian Financial Review from 1992 to 1995. In Australia, Mr. Alexander is a director of the Sydney Theatre Company Foundation Committee, a board member of The International Federation of the Periodical Press Limited and a council member of the Sydney Symphony Orchestra.

Mr. Rowen B. Craigie has served as our director since the inception of our company. Since March 2006, Mr. Craigie has also served as the chief executive officer of PBL gaming division which oversees all of PBL’s Australian and international gaming operations. He is a director of PBL and its subsidiaries, namely Crown Limited and Burswood Limited. Mr. Craigie joined Crown Limited in 1993 and was appointed as its executive general manager of its gaming machines department in 1996, and was promoted to chief operating officer in 2000. In January 2002 he was promoted to chief executive officer of Crown Limited, a position he held until March 2007. Prior to joining Crown Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria, Australia from 1990 to 1993, and had held senior economic policy positions in Treasury and Department of Industry in Australia from 1984 to 1990. He holds a bachelor of economics (Hon.) degree from Monash University, Melbourne, Australia.

Mr. Thomas Jefferson Wu has served as our independent director since December 18, 2006. Mr. Wu has been the deputy managing director of Hopewell Holdings Ltd., a Hong Kong Stock Exchange-listed business conglomerate, since August 2003 and has served in various roles with the Hopewell Holdings group since 1999, including group controller, executive director and chief operating officer. He is also the managing director of Hopewell Highway Infrastructure Limited and is a director of various Hopewell group companies. He is a member of the Chinese People’s Political Consultative Conference in Huadu District in Guangzhou, China and the honorary president of Association of Property Agents and Realty Developers of Macau. He holds a master of business administration degree from Stanford University and a bachelor’s degree in mechanical and aerospace engineering from Princeton University. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.

Mr. Alec Tsui has served as our independent director since December 18, 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong prior to joining the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and becoming the chief executive in 1997. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Ltd., a cement manufacturer and property development company, COSCO International Holdings, a conglomerate engaging in various businesses including ship trading, property development and investment, China Power International Development Limited, Synergis Holdings Ltd., a property management company, Greentown China Holdings, a developer of residential properties, China Blue Chemical Limited, a fertilizer manufacturer, and Vertex Communications & Technology Group, a communications and technology services provider. Mr. Tsui graduated from the University of Tennessee with a bachelor of science degree and a master of engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government of Harvard University. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. David E. Elmslie has served as our independent director since December 18, 2006. Mr. Elmslie has extensive experience in gaming, wagering and casino management, finance and administration, corporate and strategic planning, taxation, risk and external and internal audit. From 1995 to 2006 Mr. Elmslie was employed by Tabcorp Holdings Limited, a major Australian publicly listed company which owns and operates casinos including Star City casino in Sydney, Jupiters casino on the Gold Coast and Treasury casino in Brisbane, as well as electronic gaming machines installed in hotels and clubs throughout the state of Victoria and on and off course parimutuel wagering and fixed odds sports betting in Victoria and New South Wales. While at Tabcorp, Mr. Elmslie successively held the positions of executive general manager of development, executive general manager of the Victorian gaming division and chief financial officer. Prior to joining Tabcorp, he ran his own consulting practice, which involved assignments with Australian Wool Textiles Limited, Country Road Australia Limited, an Australian publicly listed company in fashion and homeware retailing, and working on the privatization of the Victorian Totalisator Agency Board. He has also worked for Elders Resources NZFP Limited, then a conglomerate with various businesses, where he was responsible for the group’s management accounting and financial accounting functions and prior to that was a senior manager at Coopers and Lybrand Chartered Accountants. Mr. Elmslie is a qualified chartered accountant in Australia and completed degrees in law and commerce at the University of Melbourne. He is the chairman of our audit committee.

Mr. Robert W. Mactier has served as our independent director since December 18, 2006. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia. During this time, he gained broad advisory and capital markets transaction experience and specific industry experience in the telecommunications, media, gaming, entertainment and technology sectors having led Citigroup’s investment banking team in this area. In addition to this role, he also held leadership roles in Citigroup’s investment banking teams responsible for private equity and initial public offerings. Prior to that, he worked in the Australian investment banking and securities markets, initially with Ord Minnett Securities Limited from May 1990 to October 1994 and E.L.&C. Baillieu Limited from November 1994 to February 1997. Mr. Mactier, qualified as a chartered accountant, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. Mr. Mactier is an independent, non-executive director of STW Communications Group Limited, an Australian publicly listed company. He holds a bachelor’s degree in economics from the University of Sydney, Australia. He is a member of our compensation committee and our nominating and corporate governance committee.

Executive Officers

Mr. Simon Dewhurst has served as our executive vice president and chief financial officer since November 2006. Prior to joining us, Mr. Dewhurst was the Head of Media & Entertainment Investment Banking at CLSA Asia Pacific Markets

from May 2001 to November 2006. Before joining CLSA, Mr. Dewhurst spent six years as a senior executive at News Corporation based in Hong Kong. Prior to joining News Corporation, Mr. Dewhurst was an Experienced Senior in the Audit and Business Advisory Division at Arthur Andersen & Co. between May 1991 and June 1995. Mr. Dewhurst holds a bachelor of sciences degree from University of Reading, the U.K. He qualified as an Associate of the Institute of Chartered Accountants in England & Wales in 1994.

Mr. Garry Saunders has served as our executive vice president and chief operating officer since December 19, 2006. Mr. Saunders has extensive experience in the gaming and hospitality business. From May 2004 to October 2005, he headed the international operations for Las Vegas Sands, with principal responsibility for its Macau operations. This role included oversight of the operations of Sands Macau in Macau and predevelopment activities for a host of properties in the planned Cotai Strip. Mr. Saunders served Playboy Enterprises, Inc. as president of its gaming division from 1997 to 2001, and ITT Corporation as executive vice president for the gaming activities of its Sheraton and Caesars World Divisions from 1994 to 1997. In these roles, he was responsible for the operations of properties, including the development and opening of numerous hotel casino properties, throughout the United States and Canada, and various international locations in, Europe, South America, Australia, Asia and Africa. Mr. Saunders is currently a member of the board of directors of Shuffle Master, Inc., a Nasdaq-listed international casino gaming supply company.

Mr. Ted (Ying Tat) Chan has served as the chief executive officer of Mocha Clubs, our gaming machine business unit in Macau, since November 2006. Mr. Chan had worked with Melco from June 2002 to November 2006. He reports directly to Mr. Lawrence Ho in the areas of overall strategic development and management of Melco. Concurrently, he is also a director and the chief executive officer of Mocha Slot Management Limited, our 100%-owned subsidiary, which has become dormant since MPBL Gaming obtained the subconcession in September 2006. Before joining Melco, Mr. Chan served as a director of development at First Shanghai Financial Holding Limited from 1998 to May 2002, specializing in internet trading solutions and China business development. Mr. Chan graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong and with a master’s degree in financial management from the University of London, the U.K.

Mr. Greg Hawkins is an employee of PBL on secondment to us and has served as the chief executive officer of the Crown Macau since January 2006 and has been supervising the pre-opening and business planning activities of the project. Prior to joining PBL in January 2006, he was general manager for gaming at SKYCITY Entertainment Group, or SKYCITY, a diversified gaming and entertainment enterprise listed in Australia and New Zealand. At SKYCITY, he managed the gaming operations and strategies across multiple casino businesses in New Zealand. He also served as a director of SKYCITY Australia during the period between 2001 and 2004, overseeing the operations of the SKYCITY’s casino in Adelaide, Australia, as well as gaming machine and food and beverage businesses of SKYCITY in Auckland, New Zealand from 1998 to 2001. Before joining SKYCITY, he was with Crown Limited beginning in 1994 as an initial member of the executive team that launched the Crown Casino Melbourne. Having extensive experience in the hospitality industry, he held senior management positions with the Victoria TAB (Tabcorp) gaming division, during the period between 1990 and 1994. Mr. Hawkins graduated with a bachelor’s degree in applied science, majoring in mathematics and general science from Monash University.

Ms. Stephanie Cheung has served as our general counsel since November 2006. She also acts as the secretary to our board of directors. Ms. Cheung has more than fifteen years of professional experience. Prior to joining us, Ms. Cheung was of counsel at Troutman Sanders from February 2004 to October 2006, consultant at Stikeman Elliott from February 2002 to January 2004 and associate at Freshfields Bruckhaus Deringer from September 1997 to February 2002. Ms. Cheung holds a bachelor of laws degree from Osgood Hall Law School, Ontario, Canada and a master of business administration degree from York University, Ontario, Canada.

B. Compensation of Directors and Executive Officers

In addition to the restricted shares granted as disclosed below, we paid an aggregate of approximately HK$4.8 million (US$617,000) in cash to our directors and senior executive officers.

2006 Share Incentive Plan

We have adopted a share incentive plan, or 2006 Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years.

Our board of directors has approved the grant of restricted shares to the following persons. Approximately 2,540,000 restricted shares have been granted to these persons at the time of the listing of our ADSs on the Nasdaq.

Name	Restricted shares granted
Lawrence (Yau Lung) Ho	*(1)
John Wang	*(2)(3)
Clarence Chung	*(2)(3)
John Alexander	*(3)
Rowen B. Craigie	*(3)
Thomas Jefferson Wu	*(3)
Alec Tsui	*(3)
David E. Elmslie	*(3)
Robert Mactier	*(3)
Simon Dewhurst	*(1)
Garry Saunders	*(4)
Ted (Ying Tat) Chan	*(1)(5)
Greg Hawkins	*(1)(5)
Stephanie Cheung	*(1)
Other 46 individuals as a group	*(1)(2)(3)(5)

*	Upon exercise of all restricted shares, would beneficially own less than 1% of our ordinary shares.
(1)	Includes restricted shares that vest upon three years after the date of grant.
(2)	Includes restricted shares that vest upon six months after the date of grant.
(3)	Includes restricted shares that vest over a three year period on a straight-line basis.
(4)	Includes restricted shares that vest over a five year period on a straight-line basis.
(5)	Includes restricted shares that are conditional upon such individuals entering into employment agreements with us by December 31, 2006.

The following paragraphs describe the principal terms that included in our 2006 plan.

Types of Awards. The awards we may grant under our 2006 plan include:

•	options to purchase our ordinary shares; and

•	restricted shares.

Plan Administration. The compensation committee will administer the plan and will determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, including Melco, PBL and Melco’s and PBL’s other joint venture entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.

Exercise Price and Term of Awards. In general, the plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If we grant an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant.

The term of each award shall be stated in the award agreement. The term of an award shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines, or the award agreement will specify, the vesting schedule.

C. Board Practices

Composition of Board of Directors

Our board of directors consists of ten directors, including six directors nominated three each by Melco and PBL and four independent directors. Nasdaq Marketplace Rule 4350(c) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Marketplace Rule 4350(a)(5). However, we do not currently intend to have a majority of independent directors at the end of the phase-in period. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to have a majority of independent directors serving on our board of directors. At the end of the phase-in period, we intend to rely on this “home country practice” exception and do not currently intend to have a majority of independent directors serving on our board of directors.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006.

Audit Committee

Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and David Elmslie, and is chaired by Mr. Elmslie. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. We believe that Mr. Elmslie qualifies as an “audit committee financial expert.” The charter of the audit committee was adopted by our board on November 28, 2006. It was amended and restated on March 19, 2007, to clarify the purpose, duties and powers of the audit committee and to provide the audit committee members with clearer guidance to enable them to carry out their functions. In addition, on March 26, 2007, the board further approved an amendment with respect to the approval of related party transactions.

The purpose of the committee is to assist our board in overseeing and monitoring:

•	the integrity of the financial statements of our company;

•	the qualifications and independence of our independent auditors;

•	the performance of our independent auditors;

•	the integrity of our systems of internal accounting and financial controls;

•

legal and regulatory issues relating to the financial statements of our company, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;

•

the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee, which we expect to set up and will comprise certain members of our senior management; and

•	the integrity and effectiveness of our internal audit function and risk management policies, procedures and practices.

The duties of the audit committee include:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	at least annually, obtaining a written report from our independent auditor describing matters relating to its independence;

•	discussing with our independent auditor, among other things, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	approving related- party transactions, amounting to more than US$120,000 per transaction or series of transactions, which are brought to its attention;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•

deciding whether any material information regarding the quality or integrity of the Company’s financial statements, which is brought to its attention by our to be formed disclosure committee, should be disclosed;

•	approving the internal audit charter and annual audit plans;

•

assessing and approving any policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, and making recommendations with respect to our risk management process;

•	together with our board, evaluating the performance of the audit committee;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

Compensation Committee

Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Wu. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. The charter of the compensation committee was adopted by our board on November 28, 2006. It was amended and restated on March 19, 2007, to clarify the purpose, duties and powers of the compensation committee and to provide the compensation committee members with clearer guidance to enable them to carry out their functions.

The purpose of the compensation committee is to discharge the responsibilities of the board relating to compensation of our executives, including by designing (in consultation with management and our board), recommending to our board for approval, and evaluating the compensation plans, policies and programs of our company.

Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during which his compensation is deliberated.

The duties of the compensation committee include:

•	in consultation with senior management, making recommendations on our general compensation philosophy and overseeing the development and implementation of our compensation programs;

•

making recommendation to the board with respect to the compensation packages of our directors and approving the compensation package of our senior executive officers (including the chief executive officer, the chief financial officer, the chief operating officer, the general counsel, the head of internal audit and the director of human resources, as well as the general manager or chief executive officer of each business unit or subsidiary of our company);

•	overseeing our regulatory compliance with respect to compensation matters;

•	together with the board, evaluating the performance of the compensation committee;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Tsui. All of them satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The charter of nominating and corporate governance committee was adopted by our board on November 28, 2006. It was amended and restated on Marh 19, 2007, to clarify the purpose, duties and powers of the nominating and corporate governance committee and to provide the nominating and corporate governance committee members with clearer guidance to enable them to carry out their functions.

The purpose of the nominating and corporate governance committee is to assist our board in discharging its responsibilities regarding:

•	the identification of qualified candidates to become members and chairs of the board committees and to fill any such vacancies;

•

oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of the Macau Special Administrative Region of the People’s Republic of China (including the relevant laws related to the gaming industry), of the Cayman Islands, of the SEC and of Nasdaq;

•	the development and recommendation to our board of a set of corporate governance principles applicable to our company; and

•

the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The duties of the committee include:

•	identifying and recommending to the board nominees for election or re-election to the board committees, or for appointment to fill any such vacancy;

•	developing a set of corporate governance principles and reviewing such principles at least annually;

•

deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee, should be disclosed;

•	together with the board, evaluating the performance of the committee;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Lawrence Ho, upon notice to terminate employment from either the executive officer or our company, our company may limit the executive officer’s services for a period until the termination of employment. Each executive officer is entitled to unpaid compensation upon termination due to disability or death. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

Each executive officer has agreed to hold, both during and after the termination of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or as compelled by law, any of our or our customers’ confidential information or trade secrets. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material written corporate and business policies and procedures of our company.

Each executive officer is prohibited from gambling at any of our company’s facilities during the term of his or her employment and six months following the termination of such employment agreement.

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and six months following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (ii) solicit or seek any business orders from our customers; or (iii) seek directly or indirectly, to solicit the services of any of our employees. The restricted area is defined as Macau, Australia or any other country or region in which our company operates, except for Lawrence Ho, for whom the restricted area is defined as Macau, Australia and Hong Kong.

Mr. Ted (Ying Tat) Chan has entered into an employment agreement with MPBL Gaming with substantially similar terms as those of our other executive officers as described above.

D. Employees

Employees

We had 270, 412 and 657 employees as of December 31, 2004, 2005 and 2006, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2004, 2005 and 2006.

	As of December 31,
	2004		2005		2006
	Number of employees	Percentage of Total	Number of employees	Percentage of Total	Number of employees	Percentage of Total
Mocha
Food and beverage	81	30.0%	93	22.6%	78	11.9%
Floor	164	60.7	255	61.9	370	56.3
General and administrative	25	9.3	53	12.9	69	10.5

Subtotal	270	100	401	97.4	517	78.7

Crown Macau and City of Dreams(1)	—	—	11	2.6	134	20.4

Corporate administrative offices	—	—	—	—	6	0.9

Total	270	100.0%	412	100.0%	657	100%

(1)	Includes project management and marketing staff for the two projects.

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. In anticipation of the formal opening of thee Crown Macau on May 9, 2007, we are recruiting and training over 3,500 employees for the operation of the completed facility. See “Risk Factors—Risks Relating to the Completion and Operations of Our Projects—We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.”

E. Share Ownership

Prior to the initial public offering of our ADSs in December 2006, we were owned by Melco and PBL on a 50/50 basis. During the initial public offering, we initially issued 60,250,000 ADSs, representing 180,750,000 ordinary shares. On January 8, 2007, we sold an additional 9,037,500 ADSs, representing 27,112,500 ordinary shares pursuant to the underwriters’ option to purchase these additional ADSs from us. In the prospectus for our initial public offering, we disclosed that we would issue up to 205,000 ADSs, representing up to 615,000 ordinary shares, in connection with the assured entitlement distribution described in the prospectus. The total number of ADSs that were actually issued in connection with the assured entitlement on December 22, 2006 was 60,382 ADSs, representing 181,146 ordinary shares. As of March 15, 2007, the total number of our issued and outstanding ordinary shares was 1,208,043,646 shares, out of which 208,043,646 ordinary shares were represented by 69,347,882 ADSs, and each of Melco and PBL beneficially owned 41.4% of our outstanding ordinary shares. The following table sets forth the beneficial ownership of the principal holders our ordinary shares as of March 15, 2007.

	As of March 15, 2007 (1)
Name	Number	Percentage
Melco Leisure and Entertainment Group Limited(2)(3)(4)	500,000,000	41.4%
PBL Asia Investments Limited(5)	500,000,000	41.4%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. Melco and PBL has a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “—Melco PBL Joint Venture.” However, Melco and PBL each disclaim beneficial ownership of the shares of our company owned by the other.
(2)	Melco Leisure and Entertainment Group Limited is incorporated in the British Virgin Islands and is a wholly owned subsidiary of Melco. The address of Melco and Melco Leisure and Entertainment Group Limited is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the Hong Kong Stock Exchange.
(3)	Mr. Lawrence Ho, our Chairman and Chief Executive Officer and the chairman, chief executive officer and managing director of Melco, personally holds 7,232,612 ordinary shares of Melco, representing approximately 0.6% of Melco’s ordinary shares outstanding as of March 15, 2007. In addition, 115,509,024 shares are held by Lasting Legend Ltd. and 288,532,606 shares are held by Better Joy, companies owned by persons and trusts associated with Mr. Lawrence Ho. Therefore, we believe that for purposes of Rule 13d-3, Mr. Ho beneficially owns 411,274,242 ordinary shares of Melco, representing approximately 33.5% of Melco’s ordinary shares outstanding as of March 15, 2007. This does not include 117,912,694 shares into which convertible notes held by Great Respect Limited, a company controlled by a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho), may be converted upon the issuance of the land certificate for the City of Dreams site. None of the beneficiaries of the trust control the voting or disposition of shares held by the trust or Great Respect Limited.

(4)	As of March 15, 2007, Dr. Ho personally holds 18,587,789 ordinary shares of Melco, representing approximately 1.51% of Melco’s outstanding shares. In addition, 3,127,107 ordinary shares of Melco are held by Lanceford Company Limited, a company wholly owned by Dr. Ho, representing approximately 0.26% of Melco’s outstanding shares. Dr. Ho’s beneficial ownership does not include 117,912,694 shares into which convertible notes held by Great Respect Limited may be converted upon the issuance of the land certificate for the City of Dreams site. Dr. Ho’s beneficial ownership also does not include 63,658,536 shares into which convertible notes held by STDM would be convertible beginning after November 9, 2007 as to 50,000,000 shares and February 8, 2008 as to 13,658,536 shares because such convertible notes are not convertible within 60 days of the date of this annual report or Form 20-F. Melco has the right to redeem the convertible notes before they become convertible.
(5)	PBL Asia Investments Limited is incorporated in the Cayman Islands and is 100% indirectly owned by PBL. The address of PBL is c/o Level 2, 54 Park Street, Sydney NSW 2000, Australia. The address of PBL Asia Investments Limited is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. PBL is listed on the Australian Stock Exchange. As of March 15, 2007, PBL was approximately 38.1% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

None of our directors or executive officers beneficially owned 5% or more of our voting shares as of March 15, 2007.

For information regarding our shares held or beneficially owned by persons in the United States, see “Item 9. The Offer and Listing—A. Offer and Listing Details—Market Price Information for Our American Depositary Shares” in this annual report.

None of our shareholders will have different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Melco PBL Joint Venture

In November 2004, Melco and PBL agreed to form an exclusive new joint venture in Asia to develop and operate casino, gaming machines and casino hotel businesses and properties in a territory defined to include Greater China (comprising Macau, China, Hong Kong and Taiwan), Singapore, Thailand, Vietnam, Japan, the Philippines, Indonesia, Malaysia and other countries that may be agreed (but not including Australia and New Zealand).

In March 2005, Melco and PBL concluded the joint venture arrangements resulting in our company becoming a 50/50 owned holding company and entered into a shareholders’ deed that governed their joint venture relationship in our company and our subsidiaries. We will act as the exclusive vehicle of Melco and PBL to carry on casino, gaming machines and casino hotel operations in Macau, while activities in other parts of the territory will be carried out under other entities formed by PBL and Melco. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Non-competition Agreement.”

Original and Amended Shareholders’ Deed

Under the original shareholders’ deed, projects and activities of the joint venture in Greater China were to be undertaken by MPBL (Greater China), which is effectively owned 60% by Melco and 40% by PBL, with projects in the Territory outside Greater China to be undertaken by one or more other of our subsidiaries which are effectively owned 60% by PBL and 40% by Melco.

Pre-reorganization Corporate Structure

Before MPBL Gaming was issued a subconcession and the Macau government approved the transfer of control of MPBL Gaming to us, we held our interests in the subsidiaries that own the Crown Macau and the City of Dreams projects through MPBL (Greater China) and held our interests in the Mocha Clubs through Mocha and its subsidiaries.

Under the original agreement between Melco and PBL regarding their joint venture through MPBL Entertainment, it was contemplated that MPBL (Greater China) would hold and operate the interests of the joint venture in Greater China on the basis that Melco’s effective interest would be 60% and PBL’s effective interest would be 40%. For that reason, MPBL (Greater China) was held 80% by us and 20% directly by Melco, and all of the Mocha operations and the Crown Macau and City of Dreams projects were held through MPBL (Greater China). Under amendments to the joint venture relationship in connection with the obtaining of the subconcession in Macau, Melco and PBL have agreed that their interests throughout their agreed territory, including in Macau, will be held in equal proportions by each of them. As a result, the Mocha Clubs assets and business and the holding subsidiaries for the Crown Macau and City of Dreams projects have been transferred to MPBL Gaming to be operated under the new subconcession and held indirectly in equal parts by Melco and PBL. None of the joint venture’s interests in Macau are now held through MPBL (Greater China). The 20% interest in MPBL (Greater China) held by Melco has been reclassified as non-voting shares and recently has been transferred to our wholly-owned subsidiary MPBL International for a nominal amount.

The following chart sets forth our corporate structure prior to reorganization:

Memorandum of Agreement

Simultaneously with PBL entering into an agreement with Wynn Macau to obtain a subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions and economic value and benefits with respect to gaming projects in the Territory, including in Macau, subject to PBL obtaining the subconcession and the transfer of control of MPBL Gaming to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, are:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;

•	Melco and PBL are to appoint an equal number of members to our board of directors, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•

All of the Class A shares of MPBL Gaming, representing 28% of all the outstanding capital stock of MPBL Gaming, are to be owned by PBL Asia Limited (as to 18%) and the Managing Director of MPBL Macau (as to 10%), respectively. Mr. Lawrence Ho has been appointed to serve as the Managing Director of MPBL Gaming. The holders of the Class A shares, as a class, will have the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 on a wind up or liquidation, but will have no right to participate in the winding up or liquidation assets;

•

All of the Class B shares of MPBL Gaming, representing 72% of all the outstanding capital stock of MPBL Gaming are to be owned by MPBL Investments, our wholly owned subsidiary. As the holder of Class B shares, we will have the right to one vote per share, receive the remaining distributable profits of MPBL Gaming after payment of dividends on the Class A shares, to return of capital after payment on the Class A shares on a winding up or liquidation of MPBL Gaming, and to participate in the winding up and liquidation assets of MPBL Gaming;

•	The shares of Great Wonders and Melco Hotels and the operating assets of Mocha would be transferred to MPBL Gaming;

•	MPBL (Greater China) and Mocha are to be liquidated or remain dormant; and

•	The provisions of the shareholders’ deed relating to the operation of our company are to apply to MPBL Gaming.

Post-offering shareholders’ deed

Melco and PBL have entered into a new shareholders’ deed with us, which became effective in December 2006. The new shareholders’ deed includes the following principal terms:

Exclusivity. Melco and PBL must not (and must ensure that their respective Affiliates and major shareholders do not), other than through us, directly or indirectly own, operate or manage a casino, a gaming slots business or a casino hotel, or acquire or hold an interest in an entity that owns, operates or manages such businesses in Macau, except that Melco and PBL may acquire and hold up to 5% of the voting securities in a public company engaged in such businesses.

Directors. Melco and PBL may each nominate up to three directors and shall vote in favor of the three directors nominated by the other and will not vote to remove directors nominated by the other. Melco and PBL will procure that the number of directors appointed to our board shall not be less than ten. However, if the number of directors on our board is increased, each of Melco and PBL will agree to increase the number of directors that they will nominate so that not less than 60% of our board will be directors nominated by Melco and PBL and voted in favor of by the other.

Transfer of Shares. Without the approval of the other party, Melco and PBL may not create any security interest or agree to create any security interest in our shares. In addition, without approval from the other, Melco and PBL may not transfer or otherwise dispose of our shares, except for: (1) permitted transfers to their wholly owned subsidiaries; (2) transfers of up to 1% of our issued and outstanding shares over any three month period up to a total cap of 5% of our issued and outstanding shares; (3) transfers subject to customary rights of first refusal and tag-along rights in favor of PBL or Melco (as the case may be) with respect to their transfers of our shares; and (4) in the case of Melco, the assured entitlement distribution by Melco to its shareholders of the assured entitlement ADSs.

Disposal of MPBL Gaming Shares. PBL may not dispose of its direct interest in PBL Asia Limited or its indirect interest in the Class A shares of MPBL Gaming unless we approve the transfer or the shares are otherwise transferred to us or one of our subsidiaries subject to regulatory requirements and approvals. If PBL transfers all of our shares then, subject to regulatory requirements and approvals, Melco can require PBL to sell all of its interest (direct or indirect) in MPBL Gaming to us.

Events of Default. If there is an event of default, which is defined as a material breach of the shareholders’ deed, an insolvency event of Melco or PBL or their subsidiaries which hold our shares, or a change in control of the Melco or PBL subsidiaries which hold our shares, and it is not cured within the prescribed time period, then the non-defaulting shareholder may exercise: (1) a call option to purchase our shares owned by the defaulting shareholder at a purchase price equal to 90% of the fair market value of the shares; or (2) a put option to sell all of the shares it owns in us to the defaulting shareholder at a purchase price equal to 110% of the fair market value of the shares.

Notice from a Regulatory Authority. If a regulatory authority directs either Melco or PBL to end its relationship with the other, or makes a decision that would have a material adverse effect on its rights or benefits in us, then Melco and PBL may serve a notice of proposed sale to the other and, if the other shareholder does not want to purchase those shares, may sell the shares to a third party.

Term. The shareholders’ deed will continue unless agreed in writing by all of the parties or if a shareholder ceases to hold any of our shares in accordance with the shareholders’ deed.

See “Item 4. Information on the Company—C. Organization Structure” for our current corporate structure.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

B. Related Party Transactions

We have, from time to time, engaged in various transactions with related parties.

Transfer of Control of MPBL Gaming

After MPBL Gaming obtained the subconcession and we obtained Macau governmental approval for our taking control of MPBL Gaming, effective control of MPBL Gaming was transferred to us through a series of steps involving the restructuring of the capital stock and conversion of subordinated debt of MPBL Gaming.

Pursuant to a memorandum of agreement dated March 5, 2006 and a supplemental agreement dated May 26, 2006, entered into between PBL and Melco, Melco and PBL agreed to contribute US$320 million to us to subscribe for Class B shares of MPBL Gaming representing 72% voting control of MPBL Gaming and the rights to virtually all the profits of MPBL Gaming and virtually all the proceeds of any winding up or liquidation of MPBL Gaming. This US$320 million was used to repay the US$320 million of loans earlier made by PBL and Melco to MPBL Gaming to fund part of the payment for the subconcession. The existing shares of MPBL Gaming held by PBL Asia Limited were converted into Class A shares representing 18% of the voting power of the outstanding shares of MPBL Gaming. Class A shares representing 10% of the voting power of the outstanding shares of MPBL Gaming were also issued to the Managing Director of MPBL Gaming, who is a Macau resident as required under Macau law, upon the subconcession being issued. The Class A shares are entitled to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming. A shareholders agreement was entered into on November 22, 2006 among our subsidiary, MPBL Investments, which holds the Class B shares, PBL Asia Limited, the Managing Director and MPBL Gaming under which, among other things, PBL Asia Limited agrees to vote its Class A shares along with the Class B shares in all matters submitted to a vote of shareholders of MPBL Gaming.

Mocha Clubs

Through a sequence of transactions, our wholly-owned subsidiary MPBL International and our 80%-owned subsidiary MPBL (Greater China) obtained 20% and 80%, respectively, of Mocha, largely through Melco’s acquisition of a controlling interest in Mocha and contribution of the shares of Mocha to MPBL (Greater China) as part of the formation of Melco’s joint venture with PBL.

In June 2004, Melco acquired (1) 65% of the issued capital of Mocha from Better Joy Overseas Ltd., or Better Joy, a company which was then 77%-owned by Mr. Lawrence Ho and the Sharen Lo Trust, a trust for the benefit of Ms. Sharen Lo, the wife of Lawrence Ho, and her offspring (subsequently held by persons and trusts associated with Mr. Lawrence Ho), and formerly 23%-owned by Dr. Stanley Ho, who subsequently transferred all of this 23% interest to a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho) on November 17, 2006, and (2) 15% of the issued capital of Mocha from third party individuals. In July 2004, the remaining 20% interest in Mocha was owned by Dr. Stanley Ho. At that time, Dr. Stanley Ho was the chairman of Melco and Mr. Lawrence Ho was the managing director of Melco. As part of the payment for the 65% interest in Mocha, Melco issued 124,701,087 shares of Melco to Better Joy. Melco also acquired a shareholder loan of US$5.8 million advanced by Better Joy to Mocha through the issuance of a note to Better Joy convertible into shares of Melco. Compensation expense of US$1.4 million was recognised relating to the acquisition of this shareholder loan. See notes 1 and 3 to our financial statements.

After acquiring a controlling interest in Mocha in June 2004, which then was operating two Mocha Clubs, Melco launched its first Mocha Club at Kampek, which is adjacent to the Hotel Lisboa, and subsequently opened three additional Mocha Clubs in Macau. Since prior to September 2006, we were not a concessionaire or subconcessionaire, Mocha also entered into five-year services agreements with SJM, a company controlled by Dr. Stanley Ho. Pursuant to the services agreements, Mocha provided all of the gaming machines at the Mocha Clubs and auxiliary services to SJM. Mocha’s service fees comprised 31% of gaming machine win from the Mocha Clubs. In 2006, the service fees received and receivable from SJM were US$16.3 million. In 2006, we paid SJM US$2.2 million for electrical and mechanical equipment and related wiring and cabling work for the operation of the Mocha Clubs. As of December 31, 2006, we had an outstanding balance of US$163,000 due to SJM, which is unsecured, non-interest bearing and repayable on demand.

In March 2005, Mocha became one of our subsidiaries when Melco contributed the 80% interest it then owned in Mocha to our subsidiary MPBL (Greater China) in connection with forming the joint venture between Melco and PBL. Dr. Stanley Ho resigned as a director and the chairman of Melco in March 2006, and in May 2006, MPBL International, our wholly-owned subsidiary, acquired the remaining 20% interest in Mocha and a shareholders’ loan from Dr. Stanley Ho to Mocha of HK$45.7 million (US$5.9 million), which had been fully paid off as of December 31, 2006.

In March 2006, when the agreement between PBL and Wynn Macau for the subconcession was entered into, Mocha entered into an agreement with SJM for the conditional termination of all the existing services agreements for the Mocha Clubs. The agreement was terminated in September 2006 after MPBL Gaming obtained the subconcession. Shortly thereafter, we injected all the business assets of Mocha into MPBL Gaming.

Crown Macau

In a sequence of transactions, MPBL (Greater China), through Melco, obtained the site and development rights for the Crown Macau and all the shares of Great Wonders (except for the nominal shares held by other group companies as required by Macau law), our holding subsidiary for the Crown Macau project.

The Crown Macau project started in September 2004, when Melco entered into an agreement with STDM, the parent of SJM, to jointly develop and own a high-end casino hotel project on land located at Baixa da Taipa, Macau. Great Wonders, then a subsidiary of STDM, held the concession rights to the land for the development of the casino hotel project. After entering into that agreement, Melco acquired the 100% interest in Great Wonders from STDM in a series of transactions between 2004 and 2005 by issuing to STDM shares currently representing an interest of approximately 1.8% in Melco and convertible bonds that will become convertible into 50,000,000 ordinary shares of Melco after November 9, 2007, and 13,658,536 ordinary shares of Melco after February 8, 2008. Such shares would currently represent an interest of approximately 5.2% of Melco’s outstanding ordinary shares.

In connection with the formation of its joint venture with PBL, in March 2005, Melco transferred 70% of its interest in Great Wonders to one of our subsidiaries, MPBL (Greater China). MPBL (Greater China) subsequently obtained the remaining 30% in July 2005. In March 2006, the Macau government officially granted to Great Wonders the land concession for the Crown Macau site.

City of Dreams

In a series of transactions, MPBL (Greater China), through acquisition from Melco acquired the site and development rights for the City of Dreams through acquisition from Melco and all the shares of Melco Hotels, our current holding subsidiary for the City of Dreams project.

The City of Dreams project started when Melco Leisure and Entertainment Group Limited, or Melco Leisure, a subsidiary of Melco, and Great Respect Limited, or Great Respect, a company controlled by a discretionary trust formed for the benefit of members of the Ho family, formed a joint venture for the purpose of developing and operating an integrated destination resort in Macau. The Great Respect/Melco Leisure joint venture applied to the Macau government for the grant of a land concession for development of the City of Dreams on the Cotai Strip through Melco Hotels, then a subsidiary of Melco, which submitted the application to the Macau government. As part of the formation of their joint venture, Melco and PBL agreed in March 2005 that Melco Leisure would transfer to us its 50.8% interest in the City of Dreams project and Melco Hotels would purchase from Great Respect the remaining 49.2% interest in the City of Dreams project. Melco Hotels also accepted in principle an offer from the Macau government to grant to Melco Hotels a long term lease of land parcels on the Cotai Strip with an aggregate area of approximately 113,325 square meters (28 acres) for the development of the City of Dreams. Although there can be no certainty, we expect to finalize our negotiations with the Macau government and obtain a land concession for the sites of the City of Dreams as soon as we finalize and submit to the Macau government our development plans for the entire site. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Completion and Operation of Our Projects—We are developing the City of Dreams project on land for which we have not yet been granted a formal concession by the Macau government on terms acceptable to us. If we do not obtain a land concession on terms acceptable to us, we could forfeit all or a part of our investment in the site and the design and construction of the City of Dreams and would not be able to open and operate that facility as planned.”

Other Transactions with Melco and PBL

Working Capital Loans for the Crown Macau and the City of Dreams

Melco provided loans to us for working capital purposes and the acquisition of the Crown Macau and the City of Dreams sites and for construction of the Crown Macau. PBL also provided loans to us as working capital loans. Effective on September 30, 2006, Melco and PBL forgave a total of US$150.0 million in equal proportions and such amounts were converted into equity. On November 14, 2006, we repaid US$25 million to Melco and PBL in equal proportions.

The outstanding balance of working capital loans from Melco as of December 31, 2006 was US$144.7 million, which was unsecured. As of December 31, 2006, the outstanding loans comprised an amount of US$74.4 million, which was interest bearing at a floating rate based on three-month HIBOR per annum and repayable in 18 months from November 15, 2006, and the balance of US$70.3 million, which was non-interest bearing and repayable on demand. Interest of US$2.2 million was paid or payable to Melco for the year ended December 31, 2006.

As of December 31, 2006, the outstanding balance due to PBL was US$67.8 million which was unsecured. As of December 31, 2006, the outstanding balance comprised an amount of US$41.3 million, which was interest bearing at a floating rate based on three-month HIBOR per annum and repayable in 18 months from November 15, 2006, and the balance of US$26.5 million, which was non-interest bearing and repayable on demand. Interest of US$209,000 was paid or payable to PBL for the year ended December 31, 2006.

As of the date of this annual report on Form 20-F, we had fully repaid the non-interest bearing portions of the amounts due to shareholders of approximately US$96.9 million.

MPBL (Greater China) received an advance from Melco Services Limited, a wholly-owned subsidiary of Melco for working capital purposes. The amounts were repayable on demand, unsecured and bore interest at 9% per annum and had been charged until June 2006 from which date onwards the amounts due ceased to be interest bearing. As of December 31, 2006, the outstanding amount due to Melco Services Limited is US$2.5 million. In connection with this advance, the total interest paid and payable in 2006 was US$333,000.

Support Arrangements

PBL and Melco currently provide us with administrative support and technical expertise in connection with the development of the Crown Macau, City of Dreams and Macau Peninsula projects and the operation of the Mocha Clubs business. In addition, PBL has seconded to our subsidiaries several of their key project development personnel to form our core interim project management team to oversee the development and completion of the Crown Macau, the City of Dreams and the Macau Peninsula projects. We reimburse PBL and Melco for reasonable out-of-pocket costs and expenses they incur in connection with the services they provide and these secondment arrangements, however, we do not have contractual rights to have Melco and PBL provide this support to us.

Service Fee and Project Management Fee paid to Melco Services Limited

In 2006, service fee of US$132,000 and network support fee of US$27,000 were paid to Melco Services Limited for the provision of general administrative service to our projects. .

In 2006, project management fees of US$1.4 million, which were based on actual costs incurred, were paid for services provided by Melco Services Limited in connection with our projects and were capitalized in construction in progress.

Service Fee paid to Publishing and Broadcasting (Finance) Limited

In 2006, MPBL (Greater China) paid service fees of US$1.6 million to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the provision of general administrative services to our projects. In 2006, we also paid certain expenses in connection with the purchase of a vehicle on behalf of Publishing and Broadcasting (Finance) Limited. As of December 31, 2006, the outstanding balance due from Publishing and Broadcasting (Finance) Limited of US$30,000 was unsecured, non-interest bearing and repayable on demand.

Consultancy Fee paid to Crown Limited

In 2006, we paid US$5.3 million to Crown Limited, a subsidiary of PBL, for the year ended December 31, 2006 for consulting services of the Crown Macau Project. Of the US$5.3 million, US$2.7 million was capitalized in construction in progress. As of December 31, 2006, the US$1.6 million outstanding balance due to Crown Limited was unsecured, non-interest bearing and repayable on demand.

Transactions with Elixir

In 2006, we purchased US$36,000 equipment from and paid US$48,000 network support fees to Elixir Group (Hong Kong) Limited, a wholly-owned subsidiary of Melco. As of December 31, 2006, the outstanding balance was nil.

In connection with the services agreements between Mocha and SJM, each of Mocha and SJM, on the one hand, and Elixir Group (Macau) Limited, or Elixir Macau, a wholly-owned subsidiary of Melco, on the other, entered into service agreements for system integration and related maintenance services in April 2005 and December 2005, respectively. In 2006, Mocha purchased US$6.4 million of equipment for operation of the Mocha Clubs from Elixir Macau, pursuant to these service agreements. In addition, we purchased other property and equipment from Elixir Macau for US$2.8 million in 2006 for operations of our projects. We also entered into service agreements with Elixir Macau for system integration and related maintenance services in 2005. In 2006, we paid approximately US$397,000 to Elixir Macau for these services, US$281,000 of which was paid in connection with services provided for our projects and capitalized in construction in progress. As of December 31, 2006, the US$5.2 million outstanding balance due to Elixir Macau was unsecured, interest free and repayable on demand.

Transactions with iAsia Online Systems

In 2006, we purchased US$549,000 equipment from and paid US$14,000 network support fee to iAsia Online Systems, a wholly-owned subsidiary of Melco. As of December 31, 2006, the outstanding balance due to iAsia Online Systems of US$379,000 was unsecured, interest free and repayable on demand.

Guarantees and Support

Under the proposed terms of the City of Dreams Project Facility, in order to meet conditions to drawing loans, Melco and PBL may be required to provide additional equity contributions to cover cost overruns or to maintain certain debt to equity ratios. The proposed terms of the City of Dreams Project Facility contemplate that it will be a condition to drawing loans that Melco and PBL provide corporate or bank guarantees for an agreed portion of such potential equity contributions. In connection with the Subconcession Facility, Melco and PBL had agreed to provide corporate and bank guarantees to support our payment obligations. PBL had guaranteed US$500 million of the loan under the Subconcession Facility. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Financing Activities—Description of Our Indebtedness.” In September 2006, we paid a guarantee fee of US$5.0 million to PBL in consideration for the guarantee provided by PBL under the Subconcession Facility. As of December 31, 2006, the US$500 million debt drawn under the Subconcession Facility had been fully paid off and, therefore, the guarantee provided by PBL had been cancelled.

Rental of Mocha Club

In August 2005, a wholly owned subsidiary of Melco Investment Holdings Limited purchased the property at which the Mocha Club at Kingsway operates, from a third party seller. In 2006, Mocha paid US$334,000 to this subsidiary of Melco for the lease of this property. As of December 31, 2006, the outstanding balances of US$212,000 due to Melco Investment Holdings Limited was unsecured, non-interest bearing and repayable on demand. In addition, we paid US$139,000 to Lisboa Holdings, in which a relative of Mr. Lawrence Ho has a beneficial interest, for leasing of and service provided to Mocha Club at Sintra. In 2006, service fee of US$350,000 was paid to Lisboa Holdings. As of December 31, 2006, the US$529,000 outstanding balance due to Lisboa Holdings was unsecured, non-interest bearing and repayable on demand.

Transactions with Melco Services Limited and Melco Services (Macau) Limited

In 2006, we paid US$125,000 and US$1,000 traveling expenses to Melco Services Limited and Melco Services (Macau) Limited, wholly-owned subsidiaries of Melco, respectively. In addition, contractor fee of US$16,000 was paid to Melco Services (Macau) Limited in 2006. As of December 31, 2006, the US$5,000 outstanding balance due to Melco Services (Macau) Limited was unsecured, interest free and repayable on demand.

Licensing Agreement

We have entered into a license agreement with Crown Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. We sub-licensed the rights to our subsidiaries such that we and our subsidiaries are permitted to use certain trademarks and logos associated with the Crown brand name in connection with our sales, promotion, marketing and operations of the Crown Macau.

Registration Rights

We have entered into a registration rights agreement with Melco and PBL, which became effective upon the completion of the initial public offering of our ADSs, pursuant to which we have granted Melco and PBL customary registration rights following six-months after the completion of the initial public offering of our ADSs, including two demand registration rights, piggyback registration rights, and form F-3 registration rights.

Other transactions with SJM and STDM

Mocha received loans from Dr. Stanley Ho in the amount of US$5.8 million for working capital purposes in 2005. The loans were unsecured, bearing interest at 4% per annum, and were repayable on demand. The outstanding balance as of December 31, 2006 was nil. In connection with these loans, the total interest paid was US$80,000 as of December 31, 2006. These loans were acquired by MPBL International together with the remaining 20% interest in Mocha on May 9, 2006.

We paid traveling expenses to STDM of US$248,000 in 2006. These traveling expenses were incurred as reimbursements to STDM, which made the accommodation and transport arrangements for Mocha employees traveling between Hong Kong and Macau. The outstanding balance due to STDM as of December 31, 2006 was nil, and the balance due from STDM as of December 31, 2006 was US$122,000. The outstanding balance with STDM was unsecured, non-interest bearing and repayable on demand.

Letters of Confirmation

In November 2004, we entered into letters of confirmation with SJM, with the intention of entering into definitive lease and service contracts under which SJM was to lease the casino areas and VIP rooms in the Crown Macau upon completion of the Crown Macau project and operate the casino, paying us lease rentals based on the gaming revenues from the casino operations remaining after deducting Macau taxes, fees and premium on gaming revenues and a portion of the gaming revenues retained by SJM. When PBL entered into the subconcession contract with Wynn Macau to obtain the subconcession in March 2006, we terminated the letters of confirmation.

Employment Agreements

We have entered into employment agreements with key management and personnel of our company and our subsidiaries. See “Item 6. directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Equity Incentive Plan

See Item 6.B., “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers— 2006 Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings pending or threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the near to medium term. We currently intend to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to service debt and to operate and expand our business.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

The debt facilities of our subsidiaries contain, or are expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the Shares and ADSs ad Our Trading Markets—We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”

B. Significant Changes

In January 2007, we sold an additional 9,037,500 ADSs, representing 27,112,500 ordinary shares, pursuant to the underwriters’ over-allotment option to purchase these additional ADSs from us at the initial public offering price of $19.00 per ADS less the underwriting commission. We received the proceeds of approximately US$160.6 million from this over-allotment sale. As a result, our outstanding share capital increased from 1,180,931,146 ordinary shares as of December 31, 2006 to 1,208,043,646 ordinary shares as of the date of this annual report.

As of the date of this annual report on Form 20-F, we had fully repaid the non-interest bearing portions of the amounts due to shareholders of approximately US$96.9 million.

Except as described above, we have no other significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details.

Our ADSs, each representing three ordinary shares, have been listed on the Nasdaq since December 19, 2006. Our ADSs are traded under the symbol “MPEL.”

For the year ended December 31, 2006, the trading price ranged from US$18.88 to US$23.55 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq for (1) the last quarter in 2006 and the first quarter of 2007 and (2) each of the past calendar months since the commencement of trading of our ADSs.

	Sales Price
	High	Low
Quarterly High and Low
Fourth Quarter 2006	23.55	18.88
First Quarter 2007 (through March 29, 2007)	22.34	14.12
Monthly Highs and Lows
December 2006	23.55	18.88
January 2007	22.34	19.13
February 2007	20.70	16.20
March 2007 (through March 29, 2007)	17.38	14.12

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing three ordinary shares, have been listed on the Nasdaq since December 19, 2006 under the symbol “MPEL.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the summary description of our amended and restated memorandum of association, as conferred by Cayman law, contained in our F-1 registration statement (File No. 333-139088) originally filed with the SEC on December 1, 2006, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution on December 1, 2006.

C. Material Contracts

On January 22, 2007, Melco Hotels and Hard Rock have signed definitive agreements for the development of Hard Rock Hotel and Casino at the City of Dreams, which is planned to open in the first phase in late 2008. Pursuant to the agreements, we have the exclusive right to use the Hard Rock brand for the hotel and casino facility at the City of Dreams for a term of ten years at fees based on percentages of revenues generated at the property payable to Hard Rock.

Other than disclosed above, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Foreign Currency Exchange

The Hong Kong dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The Hong Kong dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong dollar. Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. No foreign exchange controls exist in Macau and Hong Kong and there is a free flow of capital into and out of Macau and Hong Kong. There are no restrictions on remittances of Hong Kong dollars or any other currency from Macau and Hong Kong to persons not resident in Macau and Hong Kong for the purpose of paying dividends or otherwise.

E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Macau Taxation

Neither our ADSs nor our ordinary shares are expected to be subject to tax in Macau.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this Form 20-F and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10.0% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE UNITED STATES FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be treated as a dividend. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to ordinary shares generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

Based on the price of the ADSs and our ordinary shares, the composition of our income and assets and our operations, we believe that we were not a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for our taxable year ended December 31, 2006. However, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2007 or any future taxable year.

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year, after the close of each taxable year, as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares, which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make such an election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate discussed above under “—Taxation of Dividends and Other Distributions on the ADSs and Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The Nasdaq is a qualified exchange and accordingly, provided that the ADSs continue to be listed on the Nasdaq and are regularly traded, if you are a holder of ADSs, the mark-to-market election would be available to you were we to be a PFIC.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the SEC located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP our annual reports will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

Nasdaq Marketplace Rule 4350(b) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries a reasonable period of time prior to the company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. In addition, we intend to post our annual report on our website www.melco-pbl.com. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to deliver annual reports to our shareholders prior to an annual general meeting.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates, construction materials prices, credit extended to customers and interest rates.

Foreign Exchange Risk

The Hong Kong dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The Hong Kong dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong dollar. Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, Hong Kong dollar and Pataca will not be broken or modified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Operating in Macau—Any fluctuation in the value of the H.K. dollar, U.S. dollar or the Pataca may adversely affect our expenses and profitability.” We and our subsidiaries do not engage in hedging transactions with respect to foreign exchange risk.

Construction Materials Risk

The development of our projects involves substantial capital expenditure and requires long periods of time to generate the necessary returns. Our business will continue to be subject to significant expenses before and after the commencement of commercial operation of our projects. Prior to the completion of our development projects, our cost will be primarily driven by expenses attributable to the construction contracts we have with Paul Y. Construction for the Crown Macau project and that we intend to enter into for the City of Dreams and Macau Peninsula projects. Although we have implemented measures to maintain the agreed development costs within budget, for example, by controlling all the sub-contractor costs for the Crown Macau and may have similar cost control arrangements in the construction contracts for the City of Dreams and Macau Peninsula projects, the actual expenses attributable to the construction contracts may increase. In addition, the cost of construction materials or equipment could increase prior to our entering into the construction contracts.

Credit Risk

We will conduct our table gaming activities at our casinos on a limited credit basis as well as a cash basis. It is a common practice in Macau for junket operators or promoters to bear the responsibility for issuing and subsequently collecting credit. While we expect that most of our gaming credit play will be via junket operators and promoters, who will therefore bear this credit risk, we may also grant gaming credit directly to certain customers. We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are expected to be visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables. The collectibility of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We intend to conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We intend to establish an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. In the event a customer has been extended credit and has lost back to us the amount borrowed and the receivable from that customer is still deemed uncollectible, Macau gaming tax will still be payable.

Interest Rates Risk

We do not currently have significant debt outstanding and we have not entered into any derivatives or other transactions to hedge interest rate risk. Under our credit facilities to finance the development of our projects we will incur substantial indebtedness which will bear interest at floating rates based on HIBOR and LIBOR. Accordingly, we are subject to fluctuations in HIBOR and LIBOR. We expect our lenders under the credit facilities to require us to partly hedge our floating rate debt through interest rate swaps, caps or other derivatives transactions. We will also hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, may be required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(3) and 15d-15(3) of the Exchange Act. Based upon that evaluation, our management has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports that we file and furnish under the Exchange Act are recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission’s rules and regulations. In addition, we are also in the process of adopting disclosure controls and procedures and finalizing certain policies such as a communications policy, whistleblower policy and record retention policy.

Changes in Internal Controls

There were no significant changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that David Elmslie qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 initially filed on December 1, 2006, as amended, and posted the code on our website www.melco-pbl.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2004	2005	2006
Audit fees(1)	49,000	141,000	500,000
Audit-related fees	—	—	—
Tax Fees(2)	—	27,000	—
All other fees(3)	—	—	1,900,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.
(2)	“Tax fees” include fees billed for tax consultations.
(3)	“All other fees” means the aggregate fees billed in respect of (1) our initial public offering in December 2006, which amounted to US$1.4 million, and (2) the review of our interim financial statement for the nine months ended September 30, 2006 in respect of an aborted project in 2006, which amounted to US$500,000.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services as described above, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Melco PBL Entertainment (Macau) Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1*	Amended and Restated Memorandum and Articles of Association

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among the Registrant (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Shareholders’ Deed Relating to the Registrant (formerly known as Melco PBL Holdings Limited) dated March 8, 2005 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Memorandum of Agreement dated March 5, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.7	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.8	Restated and Amended Shareholders’ Deed Relating to the Registrant (formerly known as Melco PBL Holdings Limited) dated December 1, 2006 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Post-IPO Shareholders’ Agreement among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10	Form of Registration Rights Agreement among the Registrant, Melco and PBL (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Facility Agreement Relating to a HK$1,280 million Transferable Term Loan Facility dated February 13, 2006 among Great Wonders, as borrower, MPBL (Greater China), as guarantor, Bank of China Limited, Macau Brach and Banco Nacional Ultramarino, S.A., as coordinating lead arrangers, Banco Commercial de Macau, S.A. and Industrial and Commercial Bank of China (Asia) Limited, as senior managers, Banco Espírito Santo do Oriente, S.A. and Liu Chong Hing Bank Limited, Macau Branch, as managers, and Bank of China Limited, Macau Branch, as facility and security agent (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.6	Commitment Letter regarding Subconcession Facility and City of Dreams Project Facility, in the aggregate amount of US$1.6 billion (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.7	Facility Agreement dated September 4, 2006 Relating to US$500 million Subconcession Facility for MPBL Gaming, as borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital and Deutsche Bank AG, Hong Kong Branch, as coordinating lead arrangers with Australia and New Zealand Banking Group Limited acting as agent and ANZ Fiduciary Services Pty Limited acting as security trustee and Bank of America N.A., Hong Kong Branch as account Bank (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.8	Agreement dated May 9, 2006 between Dr. Stanley Ho and MPBL International, regarding sale and transfer of Mocha Slot Group Limited, together with Deed of Assignment dated May 9, 2006 between Dr. Ho, as assignor, and MPBL International, as assignee (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.9	English Translation of Sale and Purchase Agreement dated September 21, 2006 between Mocha and MPBL Gaming (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.10	Letter Agreement in relation to termination of the Mocha service arrangement dated March 15, 2006 among Mocha, SJM and Melco (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	First Supplementary Agreement to Joint Venture dated February 8, 2005 Relating to transfer of 70% interests in Great Wonders to MPBL (Greater China) (formerly known as Melco Entertainment Limited) among STDM, Melco and MPBL (Greater China) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Agreement dated March 17, 2005 Relating to transfer of 30% shareholding in Great Wonders from STDM to Melco among STDM, Melco and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.14	Contract Document dated November 24, 2004 for the design and construction of the hotel and casino at Junction of Avenida Dr. Su Yat Sen and Avenida de Kwong Tung, Taipa, Macau between Great Wonders and Paul Y. Construction Company Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.15	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.16	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.17	Transfer Deed in relation to the entire issued equity capital of Melco Hotels and Assignment Deed in relation to a memorandum of agreement dated October 28, 2004, dated May 17, 2005, between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.18	Letters dated November 3 and August 28, 2006 together with Principles of Understanding between Melco Hotels, as the employer, and The Leighton China State John Holland Joint Venture (between Leighton Contractors (Asia) Limited of Hong Kong, China State Construction Engineering (Hong Kong) Limited of Hong Kong and John Holland Pty Limited of Hong Kong), as the contractor (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.19	Management Agreement for Grand Hyatt Macau dated June 18, 2006 by and between Melco Hotels and Hyatt of Macau Ltd (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.20	Management Agreement for Hyatt Regency Macau dated June 18, 2006 by and between Melco Hotels and Hyatt of Macau Ltd (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.21*	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotels dated January 22, 2007

4.22*	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotels dated January 22, 2007

4.23*	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and MPBL Gaming dated January 22, 2007

4.24*	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and MPBL Gaming dated January 22, 2007

4.25	Promissory Transfer of Shares Agreement dated May 17, 2006 with respect to the sale and transfer of Omar Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.26	Shareholders’ Agreement relating to MPBL Gaming dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and MPBL Gaming (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.27*	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006

4.28*	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited

4.29*	Shareholders’ Agreement relating to MPBL Gaming dated December 15, 2006 among PBL Asia Limited, MPBL Investments, Lawrence Ho and MPBL Gaming

4.30	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.31	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.32*	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007

4.33*	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

*	Filed with this Annual Report on Form 20-F

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 8, 2004 (PREDECESSOR),

JUNE 9, 2004 TO DECEMBER 31, 2004 (SUCCESSOR)

AND YEARS ENDED DECEMBER 31, 2005 AND 2006 (SUCCESSOR)

Page
Report of Independent Registered Public Accounting Firm - Melco PBL Entertainment (Macau) Limited (Successor) and Mocha Slot Group Limited (Predecessor)	F-1

Consolidated Balance Sheets as of December 31, 2005 and 2006 (Successor)	F-2

Consolidated Statements of Operations for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and Years Ended December 31, 2005 and 2006 (Successor)

F-3

Consolidated Statements of Shareholders’ Equity for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and Years Ended December 31, 2005 and 2006 (Successor)

F-4

Consolidated Statements of Cash Flows for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31, 2004 (Successor) and Years Ended December 31, 2005 and 2006 (Successor)

F-5 – F-6

Notes to Consolidated Financial Statements for the Period from January 1, 2004 to June 8, 2004 (Predecessor), June 9, 2004 to December 31 2004 (Successor) and Years Ended December 31, 2005 and 2006 (Successor)

F-7- F-34

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco PBL Entertainment (Macau) Limited (successor company) and Mocha Slot Group Limited (predecessor company):

We have audited the accompanying consolidated balance sheets of Melco PBL Entertainment (Macau) Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2006, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the period from June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006. We have also audited the consolidated statements of operations, shareholders’ equity and cash flows of Mocha Slot Group Limited and subsidiaries (predecessor company) for the period from January 1, 2004 to June 8, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of the successor company referred to above present fairly, in all material respects, the financial position of Melco PBL Entertainment (Macau) Limited and subsidiaries as of December 31, 2005 and 2006, and the results of their operations and their cash flows for the period from June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the predecessor company’s financial statements referred to above present fairly, in all material respects, the consolidated statement of operations and cash flows of Mocha Slot Group Limited and subsidiaries for the period from January 1, 2004 to June 8, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong March 30, 2007

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2005	2006
	(Successor)	(Successor)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$19,769	$583,996
Accounts receivable	37	414
Amounts due from affiliated companies (Note 19(a))	1,398	152
Inventories (Note 4)	87	196
Prepaid expenses and other current assets (Note 5)	641	1,790

Total current assets	21,932	586,548

PROPERTY AND EQUIPMENT, NET (Note 6)	67,794	279,885

GAMING SUBCONCESSION (Note 7)	—	885,691

INTANGIBLE ASSETS, NET (Note 8)	11,089	4,220

GOODWILL (Note 1, 3(a) & (b))	34,417	81,915

LONG TERM PREPAYMENT	—	1,100

OTHER ASSETS (Note 19(d))	150,641	—

DEPOSIT FOR ACQUISITION OF LAND INTEREST (Note 9)	—	12,853

LAND USE RIGHTS, NET (Note 1, 19(d) & (e))	132,424	423,066

RENTAL DEPOSITS	528	1,066

DEPOSITS FOR ACQUISITION OF PROPERTY AND EQUIPMENT	2,383	3,576

TOTAL	$421,208	$2,279,920

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$149	$2,509
Accrued expenses and other current liabilities (Note 10)	11,879	97,369
Income tax payable	615	259
Capital lease obligations, due within one year (Note 11)	3	6
Amounts due to affiliated companies/person (Note 19(b))	31,518	10,611
Amounts due to shareholders (Note 19(c))	94,577	96,859

Total current liabilities	138,741	207,613

DEFERRED TAX LIABILITIES (Note 13)	14,997	24,046

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 11)	8	10

LOANS FROM SHAREHOLDERS (Note 19(c))	—	115,647

LAND USE RIGHTS PAYABLE (Note 18(a))	9,278	42,238

MINORITY INTERESTS	19,492	—

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized - 1,500,000,000 shares and issued - 500,000,000 and 1,180,931,146 shares as of December 31, 2005 and 2006 (Note 12))	5,000	11,809
Additional paid-in capital	237,779	1,955,383
Accumulated other comprehensive income	—	740
Accumulated losses	(4,087)	(77,566)

Total shareholders’ equity	238,692	1,890,366

TOTAL	$421,208	$2,279,920

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005	1.1.2006 to 12.31.2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
REVENUE
Fees for services provided to gaming machine lounges
- Affiliated customer (Note 19(a))	$1,764	$5,619	$16,433	$16,276
- External customers	103	135	136	—
Slot lounge gaming revenue	—	—	—	19,108

Sub-total	1,867	5,754	16,569	35,384
Food, beverage and others	29	317	759	717

Total revenue	1,896	6,071	17,328	36,101

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(864)	(4,286)	(11,255)	(16,289)
Slot lounge operating expenses	—	—	—	(11,847)
Food, beverage and others	(48)	(250)	(596)	(530)
Amortization of gaming subconcession	—	—	—	(14,309)
Amortization of land use rights	—	(130)	(3,535)	(12,358)
Impairment loss recognized on slot lounge services agreement (Note 8)	—	—	—	(7,640)
General and administrative	(197)	(1,970)	(4,400)	(15,591)
Selling and marketing	(81)	(166)	(534)	(3,511)
Pre-opening costs	(96)	(199)	(730)	(11,679)

Total operating costs and expenses	(1,286)	(7,001)	(21,050)	(93,754)

OPERATING INCOME (LOSS)	610	(930)	(3,722)	(57,653)

NON-OPERATING INCOME (EXPENSES)
Interest income	—	—	2,516	816
Interest expenses	(97)	(217)	(2,028)	(11,184)
Written off deferred financing costs	—	—	—	(12,698)
Foreign exchange gain (loss), net	5	32	(570)	55
Other, net	2	54	146	285

Total non-operating (expenses) income	(90)	(131)	64	(22,726)

INCOME (LOSS) BEFORE INCOME TAX	520	(1,061)	(3,658)	(80,379)
INCOME TAX (EXPENSE) CREDIT (Note 13)	(26)	(37)	91	1,885

INCOME (LOSS) BEFORE MINORITY INTERESTS	494	(1,098)	(3,567)	(78,494)
MINORITY INTERESTS	—	91	308	5,015

NET INCOME (LOSS)	$494	$(1,007)	$(3,259)	$(73,479)

LOSS PER SHARE (Note 15):
Basic		$(0.002)	$(0.006)	$(0.116)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic		625,000,000	522,945,205	633,228,439

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings (accumulated losses)	Total Shareholders’ Equity	Comprehensive income (loss)
	Shares	Amount
Predecessor - Mocha Slot Group Limited:

BALANCE AT JANUARY 1, 2004	100	$—	$—	$—	$137	$137	$—
Net income for the period	—	—	—	—	494	494	494

BALANCE AT JUNE 8, 2004	100	$—	$—	$—	$631	$631	$494

Successor - Melco PBL Entertainment (Macau) Limited:
Contribution of Mocha Slot from Melco on June 9, 2004	625,000,000	$6,250	$39,864	$—	$—	$46,114	$—
Contribution from Melco in connection with the compensation paid to the management of Mocha Slot	—	—	1,374	—	—	1,374	—
Contribution of Great Wonders and Melco Hotels from Melco	—	—	35,751	—	—	35,751	—
Net loss for the period	—	—	—	—	(1,007)	(1,007)	(1,007)

BALANCE AT DECEMBER 31, 2004	625,000,000	6,250	76,989	—	(1,007)	82,232	$(1,007)

Contribution from PBL during the year	—	—	163,000	—	—	163,000	$—
Contribution of Great Wonders from Melco	—	—	16,484	—	—	16,484	—
Effect of reorganization on minority interests	(125,000,000)	(1,250)	(18,694)	—	179	(19,765)	—
Net loss for the year	—	—	—	—	(3,259)	(3,259)	(3,259)

BALANCE AT DECEMBER 31, 2005	500,000,000	5,000	237,779	—	(4,087)	238,692	$(3,259)

Shares issued during the year (note 1)	500,000,000	5,000	315,000	—	—	320,000	$—
Capital contributions from shareholders (note 19(c))	—	—	150,000	—	—	150,000	—
Contribution from Melco (note 1)	—	—	109,170	—	—	109,170	—
Contribution of MPBL Gaming from PBL (note 1)	—	—	77,491	—	—	77,491	—
Shares issued upon initial public offering, net of offering expenses	180,931,146	1,809	1,065,665	—	—	1,067,474	—
Share-based compensation (restricted shares)	—	—	278	—	—	278	—
Net loss for the year	—	—	—	—	(73,479)	(73,479)	(73,479)
Foreign currency translation adjustment	—	—	—	740	—	740	740

BALANCE AT DECEMBER 31, 2006	1,180,931,146	$11,809	$1,955,383	$740	$(77,566)	$1,890,366	$(72,739)

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005	1.1.2006 to 12.31.2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
OPERATING ACTIVITIES
Net income (loss)	$494	$(1,007)	$(3,259)	$(73,479)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Compensation expense paid to the management of Mocha Slot	—	1,374	—	—
Impairment loss recognized on slot lounge services agreement	—	—	—	7,640
Share-based compensation	—	—	—	278
Depreciation and amortization	154	1,872	8,503	36,512
(Gain) loss on disposal of property and equipment	—	—	(35)	1,140
Minority interests	—	(91)	(308)	(5,015)
Changes in operating assets and liabilities:
Accounts receivable	(61)	21	8	(377)
Amounts due from affiliated companies	(479)	(389)	(313)	1,276
Inventories	—	(15)	(72)	(109)
Prepaid expenses and other current assets	(25)	(64)	(547)	10,330
Rental deposits	(57)	(128)	(297)	(538)
Long term prepayment	—	—	—	(1,100)
Accounts payable	26	542	(419)	2,360
Accrued expenses and other current liabilities	479	61	719	3,015
Income tax payable	26	124	445	(356)
Amounts due to affiliated companies/person	—	5	407	—
Deferred tax liabilities	—	(88)	(548)	(1,814)

Net cash provided by (used in) operating activities	557	2,217	4,284	(20,237)

INVESTING ACTIVITIES
Acquisition of property and equipment	(6,151)	(4,305)	(46,088)	(22,743)
Deposits for acquisition of property and equipment	(294)	(1,170)	(919)	(3,555)
Acquisition of other assets	—	—	(102,564)	—
Payment for land use rights	—	—	(31,870)	(12,371)
Proceeds from disposal of property and equipment	—	—	183	24

Net cash used in investing activities	(6,445)	(5,475)	(181,258)	(38,645)

FINANCING ACTIVITIES
Amounts due to shareholders	7,503	2,934	8,088	75,544
Amounts due to affiliated companies/person	817	3,142	20,225	(45,643)
Payment of principal of capital leases	(53)	(46)	(107)	(5)
Cash contribution from PBL	—	—	163,000	—
Issue of share capital	—	—	—	1,067,474
Cash from contribution of MPBL Gaming from PBL	—	—	—	25,739
Repayment of bank loan	—	—	—	(500,000)
Net proceeds from acquisition of Mocha	—	2,765	—	—

Net cash provided by financing activities	8,267	8,795	191,206	623,109

NET INCREASE IN CASH AND CASH EQUIVALENTS	2,379	5,537	14,232	564,227

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD/YEAR	386	—	5,537	19,769

CASH AND CASH EQUIVALENTS AT END OF PERIOD/YEAR	$2,765	$5,537	$19,769	$583,996

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	1.1.2005 to 12.31.2005	1.1.2006 to 12.31.2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(3)	$(7)	$(495)	$(10,328)
Cash paid for tax	$—	$(1)	$(12)	$(285)

NON-CASH INVESTING ACTIVITIES
Construction costs funded through accrued expenses and other current liabilities	$—	$—	$7,441	$61,383
Construction costs funded through amounts due to shareholders	$—	$—	$—	$127,287
Inception of capital leases on property and equipment	$—	$—	$13	$10
Land use rights cost funded through land use rights payable, accrued expenses and other current liabilities and amounts due to shareholders	$—	$—	$38,012	$63,411
Other assets cost funded through amounts due to shareholders	$—	$—	$48,077	$—
Costs of property and equipment funded through amount due to an affiliated company	$990	$—	$6,885	$5,616
Acquisition of additional 20% share of Mocha Slot funded through advances from shareholders	$—	$—	$—	$32,051
Acquisition of shareholder loan advanced by Dr. Stanley Ho funded through advances from shareholders	$—	$—	$—	$5,859
Deposit for acquisition of land interest funded through advances from shareholders	$—	$—	$—	$12,853
Contribution of MPBL Gaming from PBL	$—	$—	$—	$77,491
Contribution of interest in MPBL (Greater China)	$—	$—	$—	$109,170

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco PBL Entertainment (Macau) Limited (formerly named Melco PBL Holdings Limited and known as the “Company” hereafter) was incorporated under the laws of the Cayman Islands on December 17, 2004. The Company and its consolidated subsidiaries (collectively the “Group”) are principally engaged in the gaming and hospitality business. Mocha Slot Group Limited and its subsidiaries (“Mocha Slot”) were principally engaged in the operation of electronic gaming machine lounges in Macau. Mocha Slot became inactive after the group restructuring as detailed below. Great Wonders, Investments, Limited (“Great Wonders”) and Melco Hotels and Resorts (Macau) Limited (“Melco Hotels”) hold projects for the construction of a hotel and casino and integrated entertainment resort complex, respectively, in Macau. Melco PBL (Macau Peninsula) Limited (formerly named Swift Profits Investments Limited and known as “MPBL Peninsula” hereafter) is in the process of obtaining a third piece of land in Macau for further development. Melco PBL Gaming (Macau) Limited (“MPBL Gaming”) holds a gaming subconcession for the operation of casino games of chance and other casino games in Macau.

Mocha Slot

On September 26, 2003, Better Joy Overseas Limited (“Better Joy”), which was 77% owned by Mr. Lawrence Ho, the Chief Executive Officer of the Company and Managing Director of Melco International Development Limited (“Melco”), and 23% owned by Dr. Stanley Ho, the father of Mr. Lawrence Ho and the Chairman of Melco until he resigned this position in March 2006, acquired 65% of the outstanding shares of Mocha Slot from an independent third party. Dr. Stanley Ho and Mr. Lawrence Ho both hold beneficial interests in Melco.

On March 19, 2004, Melco agreed to acquire 80% of the shares of Mocha Slot, of which shares representing 65% were acquired from Better Joy and 15% were acquired from independent third parties for total consideration of $46,114. The transaction was completed on June 9, 2004 and was accounted for as a purchase by Melco. Around the same time, the remaining 20% interest in Mocha Slot was acquired by Dr. Stanley Ho from an independent third party. The financial statements reflect Melco’s basis of accounting for the initial 80% acquisition of Mocha. The 20% minority interest was accounted for at historical cost until it was purchased from Dr. Stanley Ho on May 9, 2006. (see Note 3(a)).

On May 9, 2006, Melco PBL International Limited, a wholly owned subsidiary of the Company, entered into a sale and purchase agreement (“Sale and Purchase Agreement”) with Dr. Stanley Ho to acquire the remaining 20% of Mocha Slot (“Shares Sale”) held by Dr. Stanley Ho and repaid the shareholder loan from Dr. Stanley Ho to Mocha Slot (“Loan Sale”) for an aggregate consideration of approximately $37,910, with $32,051 being the consideration for the Shares Sale and approximately $5,859 being the consideration for the Loan Sale. The consideration for the Shares Sale was determined with reference to Mocha Slot’s estimated cash flows in future years while the consideration for the Loan Sale was determined with reference to its fair value. The sale and purchase of the Shares Sale and the assignment of the Loan Sale under the Sale and Purchase Agreement were completed on the same date on which the Sale and Purchase Agreement was signed (see Note 3(b)).

Great Wonders

On September 8, 2004, Melco entered into an agreement (the “First Sale Agreement”) with Sociedade de Turismo e Diversoes de Macau, S.A.R.L. (“STDM”), a company in which Dr. Stanley Ho has a beneficial interest, to establish Great Wonders. The principal activity of Great Wonders was to apply to the Macau Government for the concession of a site located at Taipa, Macau (the “Taipa Land”) and to develop the Taipa Land into a luxury hotel casino (the “Crown Macau Project”). Pursuant to this First Sale Agreement, Melco purchased 50% of Great Wonders from STDM (see Note 19(e)) for consideration of $35,748 in the form of notes convertible into ordinary shares of Melco. Melco acquired an additional 20% interest in Great Wonders on February 8, 2005 for consideration of $16,360 in the form of notes convertible into common shares of Melco and the Company acquired the remaining 30% interest in Great Wonders on July 28, 2005 for consideration of $51,282, of which $25,641 was financed by an advance from Melco and Publishing and Broadcasting Limited (“PBL”) (see Note 19(e)). On the dates that Melco and the Company acquired such interests, Great Wonders did not meet the definition of a business. Great Wonders had begun the construction of the hotel and casino by December 31, 2004.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION - continued

Melco Hotels

On October 28, 2004, Melco Leisure and Entertainment Group Limited (“Melco Leisure”), an entity wholly-owned by Melco, entered into an agreement with Great Respect Limited (“Great Respect”), a company controlled by a discretionary family trust of Dr. Stanley Ho, the beneficiaries of which are members of Dr. Stanley Ho’s family including Mr. Lawrence Ho, to establish a project to develop a site in Cotai, Macau (the “Cotai Land”), into an integrated entertainment resort (the “City of Dreams Project”). Pursuant to the agreement, Melco owned a 50.8% interest in the City of Dreams Project through its wholly-owned subsidiary, Melco Hotels, and Great Respect owned the remaining 49.2% interest in this project. On May 11, 2005, the Company signed an agreement with Great Respect to acquire the remaining 49.2% interest in the City of Dreams Project for consideration of $150,641, of which $48,077 was financed by a loan from Melco and PBL (see Note 19(d)). The transaction was completed on September 5, 2005. Melco Hotels had begun the construction of the integrated entertainment resort by December 31, 2006.

MPBL Peninsula

On May 17, 2006, MPBL Peninsula, a wholly-owned subsidiary of the Company, entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed in 2007 (see Note 19(j)).

Melco PBL Entertainment (Macau) Limited

Pursuant to the Subscription Agreement entered into on December 23, 2004 as part of the formation of the Company by Melco and PBL, Melco, in exchange for its 50% interest in the Company, contributed its 80% interest in Mocha Slot and its 70% interest in Great Wonders to Melco PBL Entertainment (Greater China) Limited (“MPBL (Greater China)”), a company 80% indirectly owned by the Company and 20% indirectly owned by Melco. In addition, pursuant to a concurrent shareholder agreement, Melco also contributed Melco Hotels to the Company. Concurrently, PBL contributed $163,000 in cash to MPBL (Greater China) in exchange for its 50% interest in the Company. The contributions by Melco and by PBL (collectively, “the Transactions”) were completed on March 8, 2005.

From June 9, 2004 for Mocha Slot, July 20, 2004 for Melco Hotels and November 9, 2004 for Great Wonders through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha Slot, Melco Hotels and Great Wonders since they were under common control for this period. The Transactions on March 8, 2005 were accounted for as the formation of a joint venture for which the carryover basis of accounting is adopted.

Mocha Slot is considered to be a predecessor of the Company as the Company succeeded to substantially all of the business of Mocha Slot and the Company’s own operations prior to the succession were insignificant relative to the operations assumed or acquired.

Group restructuring upon acquisition of gaming subconcession

On March 4, 2006, PBL entered into an agreement with Wynn Resorts (Macau) S.A. (“Wynn Macau”) to obtain a Macau gaming subconcession for the operation of casino games of chance and other casino games in Macau (the “Gaming Subconcession”) for $900,000. PBL Asia Investments Limited (“PBL Asia”), which is owned by PBL, formed MPBL Gaming to hold the Gaming Subconcession.

Pursuant to a Memorandum of Agreement dated March 5, 2006 and a Supplemental Agreement dated May 26, 2006 (the “Agreements”), entered into between Melco and PBL, Melco and PBL each agreed to contribute $160,000 for a total of $320,000 to the Company to subscribe for Class B shares of MPBL Gaming. In addition, PBL agreed to subscribe or cause its subsidiary to subscribe for $80,000 of equity of MPBL Gaming. In aggregate with the proceeds of a $500,000 external credit facility, the above funds were used to pay Wynn Macau for the Gaming Subconcession.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION - continued

Group restructuring upon acquisition of gaming subconcession - continued

Pursuant to the Agreements, Melco and PBL agreed to adjust their existing ownership interests throughout their agreed territory, including in Macau through the Company, from 60% held by Melco (40% via its interest in the Company and 20% via its interest in MPBL (Greater China)) and 40% held by PBL to be 50% owned each by Melco and PBL (“Group Restructuring”).

As part of the Group Restructuring, the Company acquired the remaining 20% minority interest in MPBL (Greater China) previously held by Melco. The Company accounted for this acquisition using the purchase method. The aggregate fair values of the 20% minority interest in MPBL (Greater China) were as follows:

Land use rights related to Crown Macau Project and City of Dreams Project	$88,221
Goodwill	16,952
Trademark	795
Net tangible assets attributable to 20% equity interest in MPBL (Greater China)	13,884
Deferred tax liabilities in relation to land use rights and trademark	(10,682)

Total	$109,170

At the date the Company acquired MPBL Gaming from PBL, MPBL Gaming owned the Gaming Subconcession with a fair value of $900,000, subconcession bank loan of $500,000, loans from Melco and PBL of $320,000 (subsequently converted to equity), cash and cash equivalents of $25,739 and other net liabilities of $28,248. MPBL Gaming had no operations. The Company accounted for this acquisition at the fair values of the underlying assets acquired and liabilities assumed. The estimated fair value of the Gaming Subconcession was derived from the purchase consideration paid by MPBL Gaming to obtain the Gaming Subconcession.

The Mocha Slot assets and business together with the holding subsidiaries for the Crown Macau and the City of Dreams projects were transferred to MPBL Gaming to be operated under the Gaming Subconcession immediately following the Group Restructuring. In October 2006, the Macau Government approved the transfer of control of MPBL Gaming to the Company.

As of December 31, 2006, the Company held a 100% interest in MPBL (Greater China), MPBL Peninsula and MPBL Gaming. Mocha Slot is held by MPBL (Greater China) and Melco PBL International Limited as to 80% and 20%, respectively. Great Wonders and Melco Hotels are 100% held by MPBL Gaming.

Particulars regarding the Company’s subsidiaries as of December 31, 2006 are as follows:

Name of subsidiary	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Attributable equity interest to the Group	Voting interest
Melco PBL Entertainment (Greater China) Limited (formerly named Melco Entertainment Limited)[2]	Cayman Islands	Inactive	40 class A shares and 160 class B shares of US$0.01 each	100%	100%

Melco PBL International Limited[2]	Cayman Islands	Investment holding in Macau	400 ordinary shares of US$0.01 each	100%	100%

Melco PBL Holdings Limited[1]	Cayman Islands	Investment holding in Macau	1,202 ordinary shares of US$0.01 each	100%	100%

Melco PBL Investments Limited[2] (“MPBL Investments”)	Cayman Islands	Investment holding in Macau	202 ordinary shares of US$0.01 each	100%	100%

Always Prosper Investments Limited[1]	British Virgin Islands	Inactive	1 ordinary shares of US$1 each	100%	100%

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION - continued

Name of subsidiary	Place of incorporation	Principal activities and place of operation	Particulars of issued share capital	Attributable equity interest to the Group		Voting interest
Mocha Slot Group Limited[2]	British Virgin Islands	Inactive	100 ordinary shares of US$1 each	100%		100%

MPBL Peninsula[1]	British Virgin Islands	Investment in land interest in Macau	1 ordinary share of US$1 each	100%		100%

Mocha Slot Management Limited[2]	Macau	Inactive	2 quota shares of Macau Patacas (“MOP”) 24,000 and MOP1,000 each	100%		100%

Mocha Café Limited[2]	Macau	Inactive	2 quota shares of MOP24,000 and MOP1,000 each	100%		100%

Melco Hotels[2]	Macau	Integrated entertainment resort development in Macau	2 quota shares of MOP24,000 and MOP1,000 each	100%		100%

Melco PBL Hotel (Crown Macau) Limited[2]	Macau	Hotel related business	2 quota shares of MOP24,000 and MOP1,000 each	100%		100%

Great Wonders[2]	Macau	Casino and hotel development in Macau	10,000 ordinary shares of MOP100 each	100%		100%

MPBL Gaming[2]	Macau	Investment holding, slot lounge and casino operation in Macau	2,800,000 class A shares and 7,200,000 class B shares of MOP100 Each	100 (Note	% )	72%

Melco PBL Services Limited[1]	Hong Kong	Inactive	10,000 ordinary shares of HK$1 each	100%		100%

[1]	Share held directly by the Company
[2]	Share held indirectly by the Company

Note:	The Company held 72% voting control of MPBL Gaming and the rights to virtually all the profits and proceeds of any winding up or liquidation of MPBL Gaming. The minority shareholder of MPBL Gaming representing 28% voting control has agreed to vote along with the Company and are entitled to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Concentration of Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and amounts due from affiliated companies. The Company places its cash and cash equivalents with financial institutions with high-credit ratings and quality.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(d)	Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, amounts due from (to) affiliated companies/person, accounts payable, accrued expenses and other current liabilities and amounts due to shareholders approximate their fair value.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

(f)	Inventories

Inventories are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out method. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(g)	Goodwill and Intangible assets

The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill.

Goodwill and trademark are not amortized, but are tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date.

The slot lounge services agreement intangible has a finite useful life and is amortized over the estimated useful life.

The evaluation of goodwill and trademark for impairment involves two steps: (1) the identification of potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill and (2) the measurement of the amount of goodwill impaired by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill and recognizing a loss by the excess of the latter over the former. For the assessment of impairment loss, the Company measures fair value based either on internal models or independent valuations.

(h)	Gaming Subconcession

The Gaming Subconcession is capitalized based on the fair value of the Gaming Subconcession agreement as at the date of acquisition of MPBL Gaming, and amortized using the straight-line method over its term which is due to expire in June 2022.

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the 25 year term of the land use right agreement on a straight-line basis.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives:

Classification	Years
Furniture, fixtures and equipment	3 to 10 years
Gaming machines	5 years
Leasehold improvements	5 years or over the lease term, whichever is shorter
Machinery	10 years
Motor vehicles	5 years

The Company is constructing its casino and hotel and integrated entertainment resort. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation, is provided on a straight-line basis over the estimated useful lives of the assets, which do not exceed the respective land use rights term, and is recorded at the time assets are placed in service.

Assets recorded under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or the related lease term.

Depreciation expense recognized in the statement of operations for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 were $154, $1,142, $3,939 and $8,606, respectively. The depreciation expense included $152, $1,132, $3,875 and $5,545 which were recorded in the operating costs for the provision of services to gaming machine lounge, respectively, for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006. The depreciation expense included $2, $10, $64 and $486 which were recorded in general and administrative expenses, respectively, for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the for the years ended December 31, 2005 and 2006. For the year ended December 31, 2006, depreciation expense of $2,575 was recorded in slot lounge operating expenses.

(k)	Slot club awards

The Company provides slot patrons with incentives based on the dollar amount of play on slot machines. A liability has been established based on an estimate of the value of these outstanding incentives, utilizing the age and prior history of redemptions.

(l)	Impairment of long-lived assets (other than goodwill)

The Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. An impairment loss amounting to $7,640 was recognized on the slot lounge services agreement for the year ended December 31, 2006 (see Note 8). In addition, an impairment loss of $1,116 was recognized because of the relocation of a slot lounge during the year ended December 31, 2006, as determined based on the net book values of the property and equipment involved.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Revenue recognition

The Company recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Prior to termination of the SJM service agreement, revenue from fees for provision of services to electronic gaming machine lounges was recognized on an accrual basis in accordance with the contractual terms of the respective service agreement. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Following termination of the SJM service agreement, the Company, through its wholly-owned subsidiary MPBL Gaming, generates slot lounge gaming revenue under the Gaming Subconcession. Slot lounge gaming revenue is measured as the aggregate net difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Revenue from the provision of food and beverage is recognized when the services are provided.

Revenues are recognized net of certain discounts and points earned in customer loyalty programs, such as the player’s club loyalty program.

(n)	Total revenue

The retail value of food, beverage and other services furnished to guests without charge (“promotional allowances”) of nil, $71, $599 and $806 during the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively, was not included in total revenue.

During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, the cost of providing such promotional allowances of nil, $61, $470 and $596, respectively, was included in the cost of provision of services to gaming machine lounges.

(o)	Operating cost

Operating cost includes direct costs associated with the provision of services to electronic gaming machine lounges and provision of catering services, including salaries, employee benefits and overhead costs associated with employees providing the related services.

(p)	Capitalization of interest

Interest incurred on funds used to construct the hotels and casinos during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for assets under construction during the period/year. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest during the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 of nil, nil, $841 and $2,286, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets.

(q)	Advertising expenses

The Company expenses all advertising costs as incurred. These costs were $66, $145, $471 and $1,582 for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Income tax

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities.

(s)	Pre-opening costs

Pre-opening costs, consisting primarily of marketing expenses and other expenses related to new or start-up operations, are expensed as incurred.

(t)	Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. During the period/year presented, the Company’s comprehensive income (loss) represents its net income (loss) and the foreign exchange difference arising from the translation of subsidiaries’ financial statements.

(u)	Foreign currency transactions and translations

All transactions in currencies other than functional currencies during the period/year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries were U.S. dollar or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(v)	Share-based compensation expenses

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Company’s share-based compensation arrangements is included in Note 14 to the financial statements.

(w)	Deferred financing costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements. During the year ended December 31, 2006, deferred financing cost of $12,698 was written off.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Recent changes in accounting standards

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109”, or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”, or SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt the provisions of FIN 48 on January 1, 2007. The Company is currently in the process of assessing the impact of FIN 48 on its results of operations and financial condition.

In September 2006 the FASB issued FASB Statement No. 157, (“SFAS 157”), “Fair Value Measurement.” SFAS 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the U.S. Securities and Exchange Commission issued Staff Accounting Bulletin No.108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

3.	ACQUISITION OF MOCHA SLOT

(a)	On June 9, 2004, Melco issued 124,701,086, 13,429,347, and 15,347,825 shares valued in total at $46,114 to Better Joy, Mr. Chang Wang and Mr. Chang Tan, respectively, in exchange for their respective 65%, 7%, and 8% interests in Mocha Slot. Both Mr. Chang Wan and Mr. Chang Tan are independent third parties of Melco. Melco also acquired a shareholder loan of $5,769 advanced by Better Joy to Mocha Slot through the issuance of a convertible note. The difference between the fair value of the convertible note and the shareholder loan acquired is recognized as a compensation expense paid to the management of Mocha Slot and amounted to $1,374 which is recorded in general and administrative expenses.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACQUISITION OF MOCHA SLOT - continued

(a)	As discussed in Note 1, the acquisition was recorded as a purchase of Mocha Slot by Melco and, accordingly, 80% of the acquired assets and liabilities were recorded at their fair market values at the date of acquisition. The minority interest, which was owned by Dr. Stanley Ho, is presented at historical cost. The aggregate purchase price of $46,114 was allocated as follows:

Net tangible assets acquired	$631
Intangible assets:
Goodwill	34,417
Trademark	2,424
Slot lounge services agreement	10,294
Deferred tax liabilities	(1,526)
Minority interests	(126)

Total	$46,114

The estimated fair value of intangible assets was derived from a valuation performed by an independent third party. The amortization period for the slot lounge services agreement is based on an estimate of its useful life.

(b)	On May 9, 2006, Melco PBL International Limited acquired a 20% interest in Mocha Slot for a total cash consideration of $32,051, which was financed by advances from Melco and PBL, equally, and which was allocated as follows:

Net tangible assets acquired	$631
Intangible assets:
Goodwill	30,380
Trademark	992
Slot lounge service agreement	191
Deferred tax liabilities	(143)

Total	$32,051

The estimated fair value of intangible assets was derived from a valuation performed by an independent third party. The amortization period for the slot lounge services agreement is based on an estimate of its useful life.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACQUISITION OF MOCHA SLOT - continued

The following unaudited pro forma information summarizes the results of operations for the year ended December 31, 2004 of the Company and Mocha Slot. It has been prepared on the assumption that the acquisition of Mocha Slot occurred as of January 1, 2004. The following pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been completed at the beginning of the periods indicated, nor is it indicative of future operating results:

1.1.2004 to 12.31.2004
(Unaudited)
REVENUE
Fee for services provided to gaming machine lounges
- Affiliated customer	$7,383
- External customers	238

Sub-total	7,621
Food, beverage and others	346

Total revenue	7,967

OPERATING COSTS AND EXPENSES
Provision of services to gaming machine lounges	(5,579)
Food, beverage and others	(298)
Amortization of land use right	(130)
General and administrative	(2,167)
Selling and marketing	(247)
Pre-opening costs	(295)

Total operating costs and expenses	(8,716)

OPERATING LOSS	(749)
NON-OPERATING EXPENSES	(221)

LOSS BEFORE INCOME TAX	(970)
INCOME TAX EXPENSE	(11)

LOSS BEFORE MINORITY INTERESTS	(981)
MINORITY INTERESTS	(8)

NET LOSS	$(989)

The pro forma results of operations give effect to certain adjustments, including amortization of acquired intangible assets with definite lives, associated with the acquisition and related deferred tax liabilities on acquired intangible assets.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	INVENTORIES

	December 31,
	2005	2006
	(Successor)	(Successor)
Inventories consist of the following:

Food and beverage	$22	$52
Players Club redemption inventories	65	144

	$87	$196

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

	December 31,
	2005	2006
	(Successor)	(Successor)
Deferred charges, net	$78	$850
Refundable deposits	558	533
Others	5	407

	$641	$1,790

6.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2005	2006
	(Successor)	(Successor)
Cost
Furniture, fixtures and equipment	$3,430	$7,601
Gaming machines	21,932	29,922
Leasehold improvements	3,739	11,286
Machinery	3,214	5,192
Motor vehicles	49	299

Sub-total	$32,364	$54,300
Less: Accumulated depreciation	(4,991)	(12,993)

Sub-total	$27,373	$41,307
Construction in progress	40,421	238,578

Property and equipment, net	$67,794	$279,885

As of December 31, 2006, construction in progress included interest on amounts advanced from shareholders and other direct incidental costs capitalized amounted to $3,127 (December 31, 2005: $841) and $7,138 (December 31, 2005: $1,877), respectively, in connection with the Crown Macau Project and the City of Dreams Project. Other direct incidental costs represented salaries and wages and certain professional charges incurred for the Crown Macau Project and the City of Dreams Project.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	GAMING SUBCONCESSION

December 31, 2006
Deemed cost (Note)	$900,000
Less: Accumulated amortization	(14,309)

Gaming Subconcession, net	$885,691

Note:	The deemed cost was determined based on the estimated fair value of the Gaming Subconcession at the time of the restructuring mentioned in Note 1. The Gaming Subconcession is amortized on a straight-line basis over the term of the Gaming Subconcession agreement which expires in June 2022.

8.	INTANGIBLE ASSETS, NET

It consists of the following:

	December 31,
	2005	2006
	(Successor)	(Successor)
Trademark	$2,424	$4,220
Slot lounge services agreement	10,294	10,485

	$12,718	$14,705
Less: Accumulated amortization	(1,629)	(2,845)
Impairment loss recognized	—	(7,640)

Intangible assets, net	$11,089	$4,220

The trademark is not amortized.

During the year ended December 31, 2006, Mocha Slot entered into an agreement with SJM (“Termination Agreement”) to terminate the slot lounge services agreement, subject to certain condition precedents, in contemplation of the grant of a Gaming Subconcession to MPBL Gaming. As a result of the termination of the slot lounge services agreement, an impairment loss of $7,640 was recognized on the slot lounge services agreement with reference to a valuation performed by an independent third party. Before the entering of the Termination Agreement, the slot lounge services agreement was amortized over its estimated useful life of 10 years. Subsequent to the entering of the Termination Agreement, the remaining carrying value of the slot lounge services agreement was amortized until the termination date of the slot lounge services agreement. Amortization expenses charged to the consolidated statements of operations for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006 were nil, $600, $1,029 and $1,239, respectively.

9.	DEPOSIT FOR ACQUISITION OF LAND INTEREST

On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed in 2007. An amount of $12,853 was paid as a downpayment upon signing of the sale and purchase agreement, which was financed from Melco and PBL, equally, and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2005	2006
	(Successor)	(Successor)
Construction costs payable	$7,441	$61,383
Rental payable	342	228
Land use rights payable	3,093	21,173
Operating expense accruals	1,003	14,585

	$11,879	$97,369

11.	CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under capital leases. The capital lease obligations outstanding as of December 31, 2005 and 2006 related to certain equipment amounted to $11 and $16, respectively. Future minimum lease payments under capital lease obligations as of December 31, 2006 are as follows:

Year ended December 31, 2006:
- 2007	$7
- 2008	7
- 2009	6
- 2010	1

Total minimum lease payments	$21
Less: amounts representing interest	(5)

Present value of minimum lease payments	$16
Current portion	(6)

Non-current portion	$10

12.	CAPITAL STRUCTURE

On March 8, 2005, in connection with the completion of the Subscription Agreement as disclosed in Note 1, all share and per share amounts have been retrospectively adjusted to reflect the recapitalization. On September 28, 2006, the Company issued 500,000,000 ordinary shares at par value of US$0.01 per share for a total consideration of $320,000. In December 2006, the Company offered 60,250,000 American depository shares (“ADSs”), representing 180,750,000 ordinary shares, to the public and listed the ADSs on the NASDAQ stock market. In addition, the Company issued 60,382 ADSs, representing 181,146 ordinary shares, to Melco shareholders as an assured entitlements distribution. As of December 31, 2005 and 2006, the Company had 500,000,000 and 1,180,931,146 ordinary shares issued and outstanding, respectively. Subsequent to December 31, 2006, the Company issued additional shares pursuant to an underwriters option (see Note 22).

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	INCOME TAX EXPENSE (CREDIT)

The Company, Melco PBL International Limited, MPBL (Greater China), Melco PBL Holdings Limited and MPBL Investments are tax exempt in the Cayman Islands, where they are incorporated. Melco PBL Services Limited is subject to Hong Kong Profits Tax, where it is incorporated, but the company has not started operations. Always Prosper Investments Limited and MPBL Peninsula are tax exempt in the British Virgin Islands, where they are incorporated. Mocha Slot is exempt from tax in the British Virgin Islands, where it is incorporated, but is subject to Macau Complementary Tax on its activities conducted in Macau. The Company’s remaining subsidiaries are all incorporated in Macau and are subject to Macau Complementary Tax on their activities conducted in Macau.

The provision for income tax consisted of:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	For the year ended December 31,
			2005	2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
Macau complementary tax:
Current period/year	$26	$125	$458	$—
Overprovision in prior years	—	—	(1)	(71)

	26	125	457	(71)
Deferred tax credit	—	(88)	(548)	(1,814)

	$26	$37	$(91)	$(1,885)

A reconciliation of the income tax expense (credit) to income (loss) before income tax per the consolidated statements of operations is as follows:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	For the year ended December 31,
			2005	2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
Income (loss) before income tax	$520	$(1,061)	$(3,658)	$(80,379)
Macau complementary tax rate	12%	12%	12%	12%
Income tax expense (credit) at Macau complementary tax rate	62	(127)	(439)	(9,645)
Overprovision in prior year	—	—	(1)	(71)
Effect of income for which no income tax expense is payable	(36)	(16)	(89)	(255)
Effect of expense for which no income tax benefit is receivable	—	180	361	1,404
Increase in valuation allowance	—	—	77	6,682

	$26	$37	$(91)	$(1,885)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	INCOME TAX EXPENSE (CREDIT) - continued

The deferred income tax assets and liabilities as of December 31, 2005 and 2006, consisted of the following:

	December 31,
	2005	2006
	(Successor)	(Successor)
Deferred income tax assets
Net operating loss carryforwards	$72	$6,086
Depreciation and amortization	5	673

	77	6,759
Valuation allowance	(77)	(6,759)

Total net deferred income tax assets	—	—

Deferred income tax liabilities
Land use rights	(13,659)	(23,541)
Intangible assets	(1,330)	(505)
Unrealized capital allowance	(8)	—

Net deferred income tax liabilities	$(14,997)	$(24,046)

A full valuation allowance was provided as management does not believe that it is more likely than not that all of the deferred tax assets will be realized. As of December 31, 2006, operating loss carryforwards amounting to $604 and $50,121 will expire in 2008 and 2009, respectively.

Macau complementary tax has been provided at 12% on the estimated taxable income earned in or derived from Macau during the relevant year, if applicable.

Deferred tax, where applicable, is provided under the liability method at the enacted Macau statutory income tax rate applicable to the respective financial years, on the difference between the financial statement carrying amounts and income tax base of assets and liabilities.

14.	SHARE-BASED COMPENSATION

The Company has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of its business. Under the share incentive plan, the Company may grant options to purchase the Company’s ordinary shares and restricted shares. The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If the Company grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years.

The Company has granted restricted shares to certain personnel in December 2006. The total number of restricted shares that were granted to those persons equal $16,080 divided by the initial public offering price (as adjusted for the three ordinary shares to one ADS ratio), or approximately 2,540,000 restricted shares. These restricted shares have a vesting period ranging from six months to five years. The Company recorded compensation expenses of approximately $278 as general and administrative expense for the year ended December 31, 2006. All the restricted shares are unvested as of December 31, 2006 and the grant date fair value is determined with reference to the initial public offering price as adjusted by the factor that these restricted shares are not entitled to dividends during the vesting period.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	LOSS PER SHARE

Basic loss per share is calculated by dividing net loss by the weighted average number of ordinary shares outstanding during the period/year. The weighted-average number of common shares outstanding does not include any unvested restricted shares of common stock. These unvested restricted shares are considered contingently returnable until the restrictions lapse and will not be included in the basic net loss per share calculation until the shares are vested. Diluted loss per share does not assume the effect of restricted shares as the effect resulted in a decrease in loss per share.

16.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the board of the relevant subsidiary. As of December 31, 2005 and 2006, the balance of the legal reserve amounted to $2 and $2, respectively.

17.	MAJOR NON-CASH TRANSACTIONS

(a)	As disclosed in Note 1 and Note 19(e), Melco acquired 80% of the shares of Mocha and 70% of the shares of Great Wonders, which were subsequently contributed to the Company upon the completion of the Subscription Agreement.

(b)	As disclosed in Note 1 and Note 19(d), out of the consideration of $150,641 for the acquisition of the remaining 49.2% interest in the City of Dreams, $48,077 was financed by a loan from Melco and PBL, which remained outstanding as of December 31, 2006.

(c)	As disclosed in Note 1 and Note 19(e), out of the consideration of $51,282 for the acquisition of the remaining 30% equity interest in Great Wonders, $25,641 was financed by an advance from Melco and PBL, which remained outstanding as of December 31, 2006.

(d)	As disclosed in Note 1 and Note 3(b), the consideration of $32,051 and $5,859 for the acquisition of the remaining 20% interest in Mocha Slot and the Loan Sale was financed by advances from Melco and PBL, equally, which remained outstanding as of December 31, 2006.

(e)	As disclosed in Note 9, the payment of deposit for acquisition of land interest of $12,853 was financed by advances from Melco and PBL, equally, which remained outstanding as of December 31, 2006.

(f)	As disclosed in Note 1, MPBL Gaming was transferred to the Company after MPBL Gaming obtained the Gaming Subconcession in October 2006.

(g)	As disclosed in Note 1, the 20% shares of MPBL (Greater China) indirectly owned by Melco were transferred to Melco PBL International Limited, resulting in a contribution of 20% equity interest in MPBL (Greater China) to the Company by Melco.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

At December 31, 2006, the Company had capital commitments contracted for but not provided in respect of construction of the Crown Macau Project and the City of Dreams Project and acquisition of property and equipment totalling to $167,606.

In addition, Melco Hotels has accepted in principle an offer from the Macau Government to acquire the Cotai Land in Macau for approximately $63,411, with $21,173 payable at signing of the government lease and the remaining balance of approximately $42,238 due in nine equal half-yearly installments bearing interest at 5% per annum. The first installment will be payable within six months from the date of publication of the grant of the concession for the Cotai Land in the Macau Government gazette. No payment has been made by Melco Hotels in respect of this offer as of December 31, 2006. A guarantee deposit of approximately $285 will be payable upon signing of the government lease, subject to adjustments based on the relevant amount of rent payable during the year. During the construction period, rent in an aggregate amount of $285 per annum will be payable to the Macau Government. Following the completion of construction, rent in an aggregate amount of $508 per annum will be payable to the Macau Government. The rent amounts may be adjusted every five years as agreed between the Macau Government and the Company, using the applicable market rates in effect at the time of the rent adjustment. The construction of the City of Dreams Project commenced in April 2006. The Company has recorded the land use right of $63,411 and the related payable to the Macau Government in accrued expenses and other current liabilities of $21,173 and land use right payable of $42,238 at December 31, 2006.

At December 31, 2006, the Macau Government had officially granted the Taipa Land to Great Wonders for $18,600. The Group had paid $6,229 as of December 31, 2005. The remaining balance of $12,371 was originally interest-bearing at 5% per annum and payable in 4 half-yearly equal installments of which the first installment would be payable within six months from the date of publication of the grant of concession of the Taipa Land in the Macau Government gazette. The outstanding balance was settled during the year ended December 31, 2006. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006, subject to adjustments in accordance with the relevant amount of rent payable during the year. During the construction period, rent will be due at an annual amount of $20. The annual rent will be $171 after the completion of construction. The rent amounts may be adjusted every five years as agreed between the Macau Government and Great Wonders, using the applicable market rates in effect at the time of the rent adjustment.

As discussed in Note 9, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company which held the rights to a land lease in respect of a plot of land on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed in 2007. An amount of $12,853 was paid as a downpayment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition. The completion of the acquisition is subject to conditions that are not under control of the Company.

(b)	Lease Commitments

The Group leases office space, slot lounges and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2016. The Group’s office lease and slot lounge leases provide for periodic rental increases based on the general inflation rate. During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, the Group made rental payments amounting to $401, $619, $1,156 and $3,375, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments - continued

As of December 31, 2006, minimum lease payments under all non cancellable leases were as follows:

Operating Leases

Year
2007	$4,273
2008	4,057
2009	3,632
2010	2,657
2011	2,498
Over 2011	8,383

Total minimum lease payments	$25,500

In addition, as of December 31, 2006, there were certain minimum lease payments under the land lease of the Taipa Land and Cotai Land (see Note 18(a)).

(c)	Other Commitments

On September 8, 2006, the Macau Government granted a Gaming Subconcession to MPBL Gaming to operate the gaming business in Macau. Pursuant to the gaming sub-concession agreement, MPBL Gaming has committed to the following:

i)	To make a minimum investment in Macau of $499,164 (MOP 4,000,000,000) by December 2010.

ii)	To pay the Macau Government a fixed annual premium of $3,744 (MOP 30,000,000) starting from the earlier of June 26, 2009 or completion of the hotel, casino and resort projects operated by the Company’s subsidiaries.

iii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Company operates. The variable premium will be calculated as follows:

•	$37 (MOP 300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP 150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$1 (MOP 1,000) per year for each electrical or mechanical gaming machine.

iv)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

v)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

vi)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vii)	MPBL Gaming must maintain a bank guarantee issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP 500,000,000) from September 8, 2006 to September 8, 2011 and in a maximum amount of $37,437 (MOP 300,000,000) from that date until the 180th day after the termination date of the Gaming Subconcession. A sum of 1.75% of the guarantee amount will be payable by the Company quarterly to such bank.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

In addition, in 2006, the Group entered into principles of understanding to engage a general contractor for the City of Dreams project for contractor fee of $70,694 and is currently negotiating the definitive contract between the parties. As contemplated in the principles of understanding, it is expected that each of the parties forming the general contractor will provide the Group, to the extent that the relevant contractor is not the ultimate holding company of its group, a parent company guarantee securing the due performance of the relevant contractor’s obligations under the definitive contract and in return, the Group is expected to provide a guarantee to the contractors guaranteeing the due performance of Melco Hotel’s obligations under the definitive contract.

(d)	Contingencies

At of December 31, 2006, the MPBL Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 18(c)(vii).

19.	RELATED PARTY TRANSACTIONS

(a)	Amounts due from affiliated companies

(i)	Before MPBL Gaming obtained the Gaming Subconcession in September 2006, the Group provided services to certain electronic gaming lounges of SJM. The services fee was calculated based on a pre-determined rate stipulated in the respective agreement of the gaming revenue from the gaming machines. During the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, the service fees received or receivable from SJM were $1,764, $5,619, $16,433 and $16,276, respectively. In addition, the Group purchased property and equipment from SJM during the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, amounting to nil, nil, $1,023 and $2,188, respectively.

The outstanding balances of the amount due from SJM as at December 31, 2005 and 2006 were $1,398 and nil, respectively, and were unsecured, non-interest bearing and repayable on demand.

(ii)	The Group paid certain expenses on behalf of Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL. As of December 31, 2005 and 2006, the outstanding balance due from Publishing and Broadcasting (Finance) Limited of nil and $30 were unsecured, non-interest bearing and repayable on demand.

(iii)	The Group paid certain expenses on behalf of STDM. As of December 31, 2005 and 2006, the outstanding balance due from STDM of nil and $122 were unsecured, non-interest bearing and repayable on demand.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(b)	Amounts due to affiliated companies/person

(i)	The Group paid travelling expenses to STDM, which made the accommodation and transport arrangements for Mocha Slot, MPBL Gaming and Company employees travelling between Hong Kong and Macau of nil, $34, $113 and $248 for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively. The outstanding balances as at December 31, 2005 and 2006 were $26 and nil, respectively, and were unsecured, non-interest bearing and repayable on demand.

(ii)	In addition, the Group entered into the following transactions with certain wholly owned subsidiaries of Melco during the year/period:

	1.1.2004 to	6.9.2004 to	For the year ended December 31,
	6.8.2004	12.31.2004	2005	2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
Purchase of property and equipment	$5,599	$1,158	$14,620	$9,803
Management fee paid/payable	—	—	197	144
Project management fee paid/payable	—	—	1,077	1,420
Network support fee paid/payable	—	28	92	193
Rental expenses paid/payable	—	—	135	334
Travelling expenses paid/payable	—	—	11	127
Financial advisory fee paid/payable	—	—	48	—
Consultancy fee paid/payable	—	—	—	281
Contractor fee paid/payable	—	—	—	16

The management fee was paid for general administrative services provided by a wholly-owned subsidiary of Melco, which was based on a pre-determined fixed monthly amount during the year ended December 31, 2005 and was based on actual cost incurred during the year ended December 31, 2006. The project management fee and consultancy fee were paid for services provided by wholly-owned subsidiaries of Melco in connection with the Crown Macau Project and the City of Dreams Project and was capitalized in construction in progress, which was based on the actual cost incurred. For other expenses, amounts were determined on an individual basis with reference to market prices.

The outstanding balances due to affiliated companies as of December 31, 2005 and 2006, were $25,443 and $8,349, respectively, and were unsecured and repayable on demand. As at December 31, 2005, the balances included an amount of $16,857 which bore interest at 9% per annum and had been charged up to June 2006 from which date onwards the amounts due ceased to be interest bearing. The remaining balances as at December 31, 2005 and all balances as at December 31, 2006 were non-interest bearing. During the years ended December 31, 2005 and 2006, the interest paid/payable in respect of the balances were $694 and $333, respectively.

(iii)	The Group received funds from Dr. Stanley Ho for working capital purposes. The amount was unsecured, bore interest at 4% per annum and was repayable on demand. The outstanding balances as of December 31, 2005 and 2006 were $5,780 and nil, respectively. During the periods from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, the interest paid to Dr. Stanley Ho was nil, $3, $138 and $80, respectively.

During the period from June 9, 2004 to December 31, 2004, the Group also received funds from Mr. Chang Wang. The amounts bore interest at 4% per annum. During the period from June 9, 2004 to December 31, 2004, the interest paid to Mr. Chang Wang was $12.

(iv)	The Group paid service fees to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the years ended December 31, 2005 and 2006, amounting to $538 and $1,638, respectively. The service fee was paid for general administrative services provided and was based on a pre-determined fixed monthly amount. The outstanding balances as of December 31, 2005 and 2006 were $269 and nil, respectively, and were unsecured, non-interest bearing and repayable on demand.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(b)	Amounts due to affiliated companies/person - continued

(v)	The Group paid rental expenses of $139 and service fee of $350 to Lisboa Holdings Limited, a company in which a relative of Mr. Lawrence Ho has beneficial interest, during the year ended December 31, 2006 for a Mocha slot gaming lounge. As of December 31, 2006, the outstanding balance due to Lisboa Holdings Limited of $529 was unsecured, non-interest bearing and repayable on demand.

(vi)	The Group paid consultancy fees of $5,259 to Crown Limited, a subsidiary of PBL, for the year ended December 31, 2006 for consulting services of the Crown Macau Project. Out of the total charges, $2,734 was capitalized in construction in progress. As of December 31, 2006, the outstanding balance due to Crown Limited of $1,570 was unsecured, non-interest bearing and repayable on demand.

(vii)	The Group purchased property and equipment from SJM of $2,188 during 2006. The outstanding balance due to SJM as of December 31, 2006 of $163 was unsecured, non-interest bearing and repayable on demand.

(c)	Amounts due to/Loans from shareholders

The Group received funds from Melco, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of Crown Macau Project and City of Dreams Project, acquisition of additional 20% interest in Mocha Slot and Loan Sale and payment of the deposit for acquisition of land interest.

The outstanding balances due to Melco as of December 31, 2005 and 2006 were $94,577 and $144,663, respectively and are unsecured. As of December 31, 2005 and 2006, the outstanding balances amounting to $67,138 and $74,367 were interest bearing at 9% per annum and 3-months HIBOR per annum, respectively, and the remaining balances were non-interest bearing. As of December 31, 2005 and 2006, the outstanding balances were repayable on demand except for the balance of $74,367 as at December 31, 2006 which was repayable in 18 months from the balance sheet date and therefore classified as non-current liabilities.

Interest of nil, $198, $2,031, $2,191 was paid/payable for the period January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and for the years ended December 31, 2005 and 2006, respectively. The interest paid/payable to Melco of $2,191 for the year ended December 31, 2006 included an amount of $377 which was capitalized in construction in progress.

The Group also received funds from PBL, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of the Crown Macau Project and the City of Dreams Project, acquisition of an additional 20% interest in Mocha Slot and the Loan Sale and payment of the deposit for acquisition of land interest. The outstanding balances due to PBL as of December 31, 2005 and 2006 were nil and $67,843, respectively, and were unsecured. As at December 31, 2006, the outstanding amount included an amount of $41,280, which was interest bearing at 3-months HIBOR per annum and repayable in 18 months from the balance sheet date and therefore classified as a non-current liability. All the remaining balances were non-interest bearing and repayable on demand. Interest of $209 was paid/payable for the year ended December 31, 2006 and was capitalized in construction in progress.

During the year ended December 31, 2006, Melco and PBL agreed to convert the working capital loan of a total of $150,000, contributed in equal proportions, into equity.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(c)	Amounts due to/Loans from shareholders - continued

At June 8, 2004, Mocha Slot received a loan from Mr. Chang Wang for working capital purposes. The loan was interest bearing at 4% per annum and interest of $31 was paid/payable for the period from January 1, 2004 to June 8, 2004 (predecessor).

At June 8, 2004, Mocha Slot also received a loan from Better Joy for working capital purposes. The loan is interest bearing at 4% per annum and interest of $63 was paid/payable for the period from January 1, 2004 to June 8, 2004 (predecessor).

(d)	As discussed in Note 1, Melco contributed its interest in Melco Hotels to the Company pursuant to a shareholders agreement. Pursuant to an agreement signed on May 11, 2005, Melco Leisure acquired from Great Respect the remaining 49.2% interest in the City of Dreams Project for $150,641 and contributed it to MPBL (Greater China), subject to certain conditions precedent. The acquisition was completed on September 5, 2005 and $48,077 out of $150,641 was financed by a loan from Melco and PBL. The price paid to acquire the additional interest was previously classified as other assets. Since the construction work for the City of Dreams Project commenced in April 2006, the amount was reclassified to the land use right as of that date.

On April 21, 2005, a consent was issued by the Macau Government to Melco Hotels pursuant to which the Macau Government offered to Melco Hotels the right to be granted a medium term lease of Cotai Land, to construct and develop the City of Dreams Project. The construction work for the City of Dreams Project commenced in April 2006 The land use right and related payable to the Macau Government of $63,411 has been included in the land use right, accrued expenses and other current liabilities, and land use right payable as of December 31, 2006.

As of December 31, 2006, Melco Hotels was in the process of obtaining the official title of this land use right.

(e)	On November 9, 2004, Melco completed the acquisition of a 50% interest in Great Wonders from STDM for $35,748 in convertible notes of Melco. Upon the acquisition date, Great Wonders was in a development stage and had no significant assets, liabilities or operations.

On February 8, 2005, Melco completed the acquisition of an additional 20% equity interest in Great Wonders from STDM for $16,360 in convertible notes of Melco. Melco then transferred this 20% equity interest to the Company together with the 50% interest in Great Wonders purchased in the year ended December 31, 2004. On July 28, 2005, the Group completed the acquisition of the remaining 30% interest in Great Wonders from STDM for $51,282, of which $25,641 was financed by an advance from Melco and PBL. Details of the transaction are also disclosed in Note 1.

The principal activity of Great Wonders was to apply to the Macau Government for the concession for the Taipa Land and to develop the Crown Macau Project. Land use right recognized represented the consideration paid to STDM for acquisition of the interest in Great Wonders and the consideration payable by the Company to the Macau Government for the right to develop the Taipa Land into the Crown Macau Project. The construction work commenced in December 2004.

On June 24, 2005, Great Wonders accepted a formal offer from the Macau Government to acquire the Taipa Land for $18,600, which was included in the amount of land use rights as of December 31, 2006. As at December 31, 2005, Great Wonders had paid $6,229 for the Taipa Land. The remaining balance of approximately $12,371 was fully settled as of December 31, 2006.

The expiry dates of the lease of the Taipa Land and Cotai Land are March 2031 and March 2032, respectively. The Company amortizes the land use rights from the commencement date of the construction work to their expiry dates. Total amortization charges of nil, $130, $3,535 and $12,358 were recognized during the periods from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and the years ended December 31, 2005 and 2006, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	RELATED PARTY TRANSACTIONS - continued

(e)	Since Great Wonders did not meet the definition of a business, the acquisitions of interests in Great Wonders have been accounted for as purchases of additional interests in assets as follows:

	Acquisition of 50% equity interest	Acquisition of 20% equity interest	Acquisition of 30% equity interest
Land use right	$40,623	$18,591	$58,275
Deferred tax liabilities	(4,875)	(2,231)	(6,993)

	$35,748	$16,360	$51,282

(f)	On November 11, 2004, Great Wonders entered into letters of confirmation with SJM pursuant to which SJM would lease the casino premises at and operate the casino gaming activities at the Crown Macau Project pursuant to an arrangement under which Great Wonders would receive fees and rentals based on a percentage of the revenues from such gaming operations. The letters of confirmation were terminated subsequently in March 2006 when PBL entered into an agreement with Wynn Macau to acquire a Gaming Subconcession under Wynn Macau’s concession.

(g)	As disclosed in Note 1, the Company completed its reorganization in October 2006. As a result of the restructuring, the Company acquired MPBL Gaming, the holder of the Gaming Subconcession in Macau, and Melco’s 20% interest in MPBL (Greater China), the holding company of Mocha Slot, Great Wonders and Melco Hotels.

(h)	On March 15, 2006, in contemplation of the grant of the Gaming Subconcession to MPBL Gaming, as mentioned in Note 1, and for the purposes of continuity of the slot lounge services provision business, Melco, Mocha Slot, Mocha Management and SJM entered into an agreement for the conditional termination of all existing services agreements of Mocha Slot. The termination became effective subsequent to the grant of Gaming Subconcession to MPBL Gaming in September 2006.

In contemplation of the acquisition of MPBL Gaming by the Group (see Note 1 and 19(g) for details of the transfer), Mocha Slot has made use of the Gaming Subconcession of MPBL Gaming before MPBL Gaming was contributed to the Company, at nil consideration, to operate the slot lounge business, in accordance with an arrangement letter signed.

(i)	On May 9, 2006, Melco PBL International Limited entered into a sale and purchase agreement (“Sale and Purchase Agreement”) to acquire the remaining 20% of Mocha Slot held by Dr. Ho and repaid the shareholder loan from Dr. Stanley Ho to Mocha Slot for an aggregate consideration of approximately $37,910. The Sale and Purchase Agreement was completed on the same date on which the Sale and Purchase Agreement was signed.

(j)	On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company, of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Such company will hold the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed in 2007. An amount of $12,853 was paid as a downpayment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. In 2004 and 2005, the Company had only one reportable unit as the sole activity of the Company was the provision of services to gaming machines lounges. Starting from 2006, the Company’s chief operating decision makers monitor its operations and evaluate earnings by reviewing the assets and operations of Mocha Slot, the Crown Macau Project and the City of Dreams Project and determined that the Company has three reportable units. However, as at December 31, 2006, Mocha Slot is the sole business of the Company as the Crown Macau Project and the City of Dreams Project are still in the development and construction phase and no revenues were generated at them.

Since the Company’s chief operating decision makers have changed their evaluation and resources allocation measurements starting from 2006, the amounts disclosed for the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 to December 31, 2004 and year ended December 31, 2005 financial statements relating to the reportable units have been changed to conform to the 2006 reportable units. There was no impact on either the financial results or financial position on the Company in 2004 and 2005.

As of December 31, 2005 and 2006, the Company’s total assets by segments are as follows:

	December 31,
	2005	2006
	(Successor)	(Successor)
Mocha Slot	$ 85,429	$138,029
Crown Macau	171,102	435,875
City of Dreams	152,593	475,907
Corporate and others	12,084	1,230,109

Total consolidated assets	$421,208	$2,279,920

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	SEGMENT INFORMATION - continued

For the period from January 1, 2004 to June 8, 2004 (predecessor), June 9, 2004 and the years ended December 31, 2005 and 2006, one customer, SJM, accounted for 93%, 93%, 95% and 45%, respectively, of total revenues.

The Company’s segment information on its results of operations for the following period/year is as follows:

	1.1.2004 to 6.8.2004	6.9.2004 to 12.31.2004	For the year ended December 31,
			2005	2006
	(Predecessor)	(Successor)	(Successor)	(Successor)
REVENUE
Fees for services provided to gaming machine lounges	$1,867	$5,754	$16,569	$16,276
Slot lounge gaming revenue	—	—	—	19,108

Sub-total	1,867	5,754	16,569	35,384
Food, beverage and others	29	317	759	717

Total revenue	1,896	6,071	17,328	36,101

OTHER OPERATING COSTS AND EXPENSES
Operating EBITDA (Mocha) (Note)	771	1,119	7,430	13,178
Depreciation of property and equipment:
Mocha Slot	(154)	(1,142)	(3,928)	(8,190)
Crown Macau	—	—	—	(339)
City of Dreams	—	—	—	(62)
Corporate and other	—	—	(11)	(15)
Amortization of slot lounge services agreements: Mocha Slot	—	(600)	(1,029)	(1,239)
Amortization of land use right:
Crown Macau	—	(130)	(3,535)	(5,357)
City of Dreams	—	—	—	(7,001)
Impairment loss recognized on slot lounge services agreement: Mocha Slot	—	—	—	(7,640)
Amortization of Gaming Subconcession	—	—	—	(14,309)
Other expenses incurred other than Mocha Slot:
Crown Macau	—	—	(318)	(11,487)
City of Dreams	—	—	(238)	(2,720)
Corporate and other	—	—	(2,753)	(10,098)
Other non-operating income of Mocha Slot included in Operating EBITDA	(7)	(86)	(302)	(423)
Minority interest of Mocha Slot included in
Operating EBITDA	—	(91)	962	(1,951)

Total	(161)	(2,049)	(11,152)	(70,831)

Operating income (loss)	610	(930)	(3,722)	(57,653)

Other non-operating income and expenses
Interest income	—	—	2,516	816
Interest expenses	(97)	(217)	(2,028)	(11,184)
Written off of deferred financing costs	—	—	—	(12,698)
Foreign exchange gain (loss), net	5	32	(570)	55
Other, net	2	54	146	285

Total	(90)	(131)	64	(22,726)

INCOME (LOSS) BEFORE INCOME TAX	520	(1,061)	(3,658)	(80,379)
INCOME TAX (EXPENSE) CREDIT	(26)	(37)	91	1,885

INCOME (LOSS) BEFORE MINORITY INTERESTS	494	(1,098)	(3,567)	(78,494)
MINORITY INTERESTS	—	91	308	5,015

NET INCOME (LOSS)	$494	$(1,007)	$(3,259)	$(73,479)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	SEGMENT INFORMATION - continued

Notes:

(1)	Since the Crown Macau and City of Dreams projects are still under development stage, total revenue is solely contributed by Mocha Slot for the relevant periods.

(2)	“Operating EBITDA (Mocha)” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, general and administrative, selling and marketing and non-operating income (expenses) relating to subsidiaries other than Mocha Slot) and impairment loss recognized on the slot lounge services agreement. The Operating EBITDA (Mocha) is presented for results of Mocha Slot only. The management of the Company does not use Operating EBITDA on the Crown Macau and City of Dreams Projects to measure its operating performance since they are still under development stage.

21.	FINANCING ARRANGEMENT

On February 13, 2006, Great Wonders entered into a two-tranche $164,524 term loan facility agreement (“Facility”) with certain lenders in relation to the construction of the Crown Macau Project. MPBL (Greater China) currently guarantees all payment obligations of Great Wonders arising under any drawdown against the Facility.

The maturity date for any amounts drawn under this facility is February 13, 2013 and the applicable interest rate any such amounts is Hong Kong Interbank Offered Rate, or HIBOR, plus 2.2% per annum. As of December 31, 2006, no amounts had been drawn and the full commitment amount is available for use until the earlier of February 13, 2008 and the date falling three months after the issuance of the occupation permit of the Crown Macau Project by the Macau Government.

The loans are secured by liens on all present and future assets of Great Wonders. The security package consists of a mortgage on the site and the building and fixtures, a power of attorney, a payment guarantee by MPBL (Greater China), a cost overrun funding guarantee by MPBL (Greater China), a subordination agreement by MPBL (Greater China), a pledge or assignment of cash receipts, bank accounts, the shares of Great Wonders, insurance policies, building contracts, any hotel management agreement, and all other assets of Great Wonders and other securities.

The Facility includes covenants and events of default. If an event of default exists, then the facility agent will, if so instructed by the lenders representing 66% of the total commitment amount, give notice of acceleration to Great Wonders and MPBL (Greater China) and demand immediate repayment of all amounts due under the facility agreement.

In September 2006, MPBL Gaming entered into a $500,000 term loan facility (“Subconcession Facility”) with certain lenders to pay the remaining purchase price payable upon the Macau Government’s approval of the issuance of a Gaming Subconcession to MPBL Gaming. MPBL Gaming, along with Melco and PBL, also entered into a commitment letter with those same banks as arrangers for a US$1.6 billion secured credit facility to refinance the Subconcession Facility and finance the development costs of the City of Dreams project. PBL and Melco, as sponsors of the facility, have undertaken to commit equity such that the debt to equity ratio would not exceed 70:30. In addition, PBL and Melco will also provide, on a 50:50 several basis, corporate or bank guarantees to cover as yet to be agreed amounts of contingent and deferred equity. However, the granting of this facility is subject to conditions set forth in the commitment letter and the finalization of the negotiation of certain material terms and will be terminated if facility documents are not executed by June 30, 2007.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	POST BALANCE SHEET EVENTS

(a)	On January 9, 2007, the Company issued an additional 9,037,500 ADSs, representing 27,112,500 ordinary shares, pursuant to the underwriters’ option to subscribe these additional ADSs from the Company at the initial public offering price of $19 per ADS less the underwriting commission to cover over-allotments of the ADSs. Net proceeds of $160,551 were received on January 9, 2007.

(b)	As of March 19, 2007, the Company has fully repaid the current amounts due to shareholders of $96,859.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By	/s/ Lawrence Ho
Name:	Lawrence Ho
Title:	Co-Chairman and Chief Executive Officer

Date: March 30, 2007