Form 20-F/A
period 2006-12-31
Melco PBL Entertainment (Macau) LTD
filed 2007-04-04
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

Explanatory Note

This Form 20-F/A is being filed to make corrections in our annual report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2007 with regard to the number of gaming machines currently planned to be included in the casino of the City of Dreams. For the convenience of the reader, the corrections are made in “Item 4—B. Business Overview” and “—Our Properties—The City of Dreams—The Casino.”

Except for the foregoing, no other part of this annual report is being amended and the filing of this amended annual report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to March 30, 2007, the filing date of our annual report on Form 20-F for the year ended December 31, 2006.

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

•

The City of Dreams. We began site preparation of our City of Dreams project in the second quarter of 2006, had our ground-breaking ceremony in April 2006 and have commenced substantial piling work at the site. We currently target to open the initial phase of the complex in late 2008, targeted to include substantial completion of the casino, retail space, two hotels, which are expected to be operated under the Crown Towers and Hard Rock brands, and the performance hall, which is targeted to be completed in the second half of 2008 and ready to host performances in the second half of 2009. The second phase of the complex is targeted to be completed in the second half of 2009. We originally contemplated developing two additional hotels to be operated under the Grant Hyatt and Hyatt Regency brands in the second phase with approximately 1,000 rooms and suites. However, subject to further discussion with Hyatt, we are now contemplating developing the two hotels into a twin-tower hotel with no reduction in the number of rooms. With a total project development budget currently at approximately US$2.1 billion, we are developing the City of Dreams to be a “must-see” integrated casino and entertainment resort primarily for mass market patrons. The City of Dreams will be located on the Cotai Strip, an area that has been master planned to feature a series of major new developments in the style of the Las Vegas Strip. The City of Dreams is planned to feature hotels ranging from four-stars to luxurious ones designed with the aim of exceeding the average five-star hotel in Macau, with a total of approximately 1,600 hotel rooms, an underwater-themed casino with approximately 450 gaming tables and 2,500 gaming machines, a performance hall, an upscale shopping mall and a wide variety of mid- to high-end food and beverage outlets. We also plan to develop one block of luxury serviced apartment units, for both long and short-term occupancy in phase two of the project and, depending on the market conditions, may develop a second block thereafter. The development of the serviced apartment units may be subject to Macau government approval and the approval of our lenders under our debt facilities. The cost of a second block of apartments has not been included in the current total project development budget for the City of Dreams.

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

The Casino. We plan to offer an underwater-themed casino of approximately 420,000 square feet housing approximately 450 gaming tables, including approximately 50 high-limit tables in exclusive VIP salons, and approximately 2,500 gaming machines with potential for future expansion. We target the casino to be substantially completed as part of the first phase.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Melco PBL Entertainment (Macau) Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1†	Amended and Restated Memorandum and Articles of Association

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among the Registrant (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Shareholders’ Deed Relating to the Registrant (formerly known as Melco PBL Holdings Limited) dated March 8, 2005 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Memorandum of Agreement dated March 5, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.7	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.8	Restated and Amended Shareholders’ Deed Relating to the Registrant (formerly known as Melco PBL Holdings Limited) dated December 1, 2006 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Post-IPO Shareholders’ Agreement among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10	Form of Registration Rights Agreement among the Registrant, Melco and PBL (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Facility Agreement Relating to a HK$1,280 million Transferable Term Loan Facility dated February 13, 2006 among Great Wonders, as borrower, MPBL (Greater China), as guarantor, Bank of China Limited, Macau Brach and Banco Nacional Ultramarino, S.A., as coordinating lead arrangers, Banco Commercial de Macau, S.A. and Industrial and Commercial Bank of China (Asia) Limited, as senior managers, Banco Espírito Santo do Oriente, S.A. and Liu Chong Hing Bank Limited, Macau Branch, as managers, and Bank of China Limited, Macau Branch, as facility and security agent (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.6	Commitment Letter regarding Subconcession Facility and City of Dreams Project Facility, in the aggregate amount of US$1.6 billion (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.7	Facility Agreement dated September 4, 2006 Relating to US$500 million Subconcession Facility for MPBL Gaming, as borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital and Deutsche Bank AG, Hong Kong Branch, as coordinating lead arrangers with Australia and New Zealand Banking Group Limited acting as agent and ANZ Fiduciary Services Pty Limited acting as security trustee and Bank of America N.A., Hong Kong Branch as account Bank (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.8	Agreement dated May 9, 2006 between Dr. Stanley Ho and MPBL International, regarding sale and transfer of Mocha Slot Group Limited, together with Deed of Assignment dated May 9, 2006 between Dr. Ho, as assignor, and MPBL International, as assignee (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.9	English Translation of Sale and Purchase Agreement dated September 21, 2006 between Mocha and MPBL Gaming (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.10	Letter Agreement in relation to termination of the Mocha service arrangement dated March 15, 2006 among Mocha, SJM and Melco (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	First Supplementary Agreement to Joint Venture dated February 8, 2005 Relating to transfer of 70% interests in Great Wonders to MPBL (Greater China) (formerly known as Melco Entertainment Limited) among STDM, Melco and MPBL (Greater China) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Agreement dated March 17, 2005 Relating to transfer of 30% shareholding in Great Wonders from STDM to Melco among STDM, Melco and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.14	Contract Document dated November 24, 2004 for the design and construction of the hotel and casino at Junction of Avenida Dr. Su Yat Sen and Avenida de Kwong Tung, Taipa, Macau between Great Wonders and Paul Y. Construction Company Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.15	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.16	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.17	Transfer Deed in relation to the entire issued equity capital of Melco Hotels and Assignment Deed in relation to a memorandum of agreement dated October 28, 2004, dated May 17, 2005, between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.18	Letters dated November 3 and August 28, 2006 together with Principles of Understanding between Melco Hotels, as the employer, and The Leighton China State John Holland Joint Venture (between Leighton Contractors (Asia) Limited of Hong Kong, China State Construction Engineering (Hong Kong) Limited of Hong Kong and John Holland Pty Limited of Hong Kong), as the contractor (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.19	Management Agreement for Grand Hyatt Macau dated June 18, 2006 by and between Melco Hotels and Hyatt of Macau Ltd (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.20	Management Agreement for Hyatt Regency Macau dated June 18, 2006 by and between Melco Hotels and Hyatt of Macau Ltd (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.21†	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotels dated January 22, 2007

4.22†	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotels dated January 22, 2007

4.23†	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and MPBL Gaming dated January 22, 2007

4.24†	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and MPBL Gaming dated January 22, 2007

4.25	Promissory Transfer of Shares Agreement dated May 17, 2006 with respect to the sale and transfer of Omar Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.26	Shareholders’ Agreement relating to MPBL Gaming dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and MPBL Gaming (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.27†	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006

4.28†	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited

4.29†	Shareholders’ Agreement relating to MPBL Gaming dated December 15, 2006 among PBL Asia Limited, MPBL Investments, Lawrence Ho and MPBL Gaming

4.30	2006 Share Incentive Plan (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.31	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.32†	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007

4.33†	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007

8.1†	List of Subsidiaries

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1†	Consent of Walkers

*	Filed with this Annual Report on Form 20-F/A
†	Previously filed with Form 20-F on March 30, 2007 and incorporated by reference to the exhibit under the corresponding exhibit value indicated therein

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on Form 20-F for the fiscal year ended December 31, 2006 on its behalf.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By	/s/ Lawrence Ho
Name:	Lawrence Ho
Title:	Co-Chairman and Chief Executive Officer

Date: April 4, 2007