Form 20-F
period 2007-12-31
Melco PBL Entertainment (Macau) LTD
filed 2008-04-09
CIK 1381640

As filed with the Securities and Exchange Commission on April 9, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-33178
MELCO PBL ENTERTAINMENT (MACAU) LIMITED
(Exact name of Registrant as specified in its charter)
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

36th Floor, The Centrium
60 Wyndham Street
Central
Hong Kong
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American depositary shares each representing three ordinary shares	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,320,938,904 ordinary shares of Registrant issued as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer     ☐ Accelerated filer     ☐ Non-accelerated filer

Indicate by checkmark which financial statement item the registrant has elected be follow.  Item 17 ☐ Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

i

ii

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“China,” “mainland China” and “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•	“Greater China” is to mainland China, Hong Kong, Macau and Taiwan, collectively;

•	“HK$” and “H.K. dollars” are to the legal currency of Hong Kong;

•	“Hong Kong” is to the Hong Kong Special Administration Region of the People’s Republic of China;

•	“Hong Kong Stock Exchange” is to The Stock Exchange of Hong Kong Limited;

•	“Macau” and the “Macau SAR” are to the Macau Special Administrative Region of the People’s Republic of China;

•	“Patacas” and “MOP” are to the legal currency of Macau;

•	“Renminbi” and “RMB” are to the legal currency of China; and

•	“US$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “MPBL Entertainment” refer to Melco PBL Entertainment (Macau) Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities and its consolidated subsidiaries, including Melco PBL Gaming (Macau) Limited, a Macau company and the holder of the gaming subconcession; “Melco” refers to Melco International Development Limited, a Hong Kong-listed company; “Crown” refers to Crown Limited, an Australian-listed corporation which completed its acquisition of the gaming businesses and investments of PBL on December 12, 2007 and which is now our shareholder and as the context may require, shall include its predecessor, PBL; “PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation which is now known as Consolidated Media Holdings Limited; “SPV” refers to Melco PBL SPV Limited, a Cayman Islands exempted company which is 50/50 owned by Melco and Crown; and “our subconcession” refers to the Macau gaming subconcession held by our subsidiary, Melco PBL Gaming (Macau) Limited, or MPBL Gaming. Our other principal operating subsidiaries are (1) Melco Crown (CM) Hotel Limited, or Melco Crown (CM) Hotel (formerly known as Melco PBL Hotel (Crown Macau) Limited) through which we currently operate the hotel at Crown Macau, (2) Melco Crown (CM) Developments Limited, or Melco Crown (CM) Developments (its former names were Melco PBL (Crown Macau) Developments Limited and Great Wonders, Investments, Limited), through which we hold the land for Crown Macau, (3) Melco Crown (COD) Developments Limited, or Melco Crown (COD) Developments (its former names were Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) through which we hold the City of Dreams project, and (4) Melco PBL (Macau Peninsula) Limited, or MPBL Peninsula, through which we currently hold our Macau peninsula project.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 and as of December 31, 2006 and 2007.

We completed our initial public offering of 60,250,000 ADSs, each representing three ordinary shares, par value US$0.01 per share in December 2006. Since December 19, 2006, we have listed our ADSs on The NASDAQ Stock Market LLC, or the Nasdaq, under the symbol “MPEL”. Immediately prior to our initial public offering of ADSs in December 2006, we had 1,000,000,000 total ordinary shares issued and outstanding. During the initial public offering, we initially issued 60,250,000 ADSs, representing 180,750,000 ordinary shares. In addition, we issued 60,382 ADSs representing 181,146 ordinary shares to Melco shareholders as an assured entitlements distribution. On January 8, 2007, we sold an additional 9,037,500 ADSs, representing 27,112,500 ordinary shares pursuant to the underwriters’ option to purchase these additional ADSs from us at the initial public offering price less the underwriting commission to cover over-allotments of the ADSs.

On November 6, 2007 we sold 37,500,000 ADSs, representing 112,500,000 ordinary shares at the public offering price less the underwriting commission in a follow-on offering. In connection with our restricted shares granted in 2006, 395,258 ordinary shares were vested and issued during the year ended December 31, 2007.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors”, “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company”. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report on Form 20-F may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in a heavily regulated and evolving industry, will be highly leveraged, and will be operating in Macau, a market that is experiencing extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	growth of the gaming market and visitation in Macau;

•	satisfaction of conditions precedent and compliance with other conditions and covenants under the US$1.75 billion City of Dreams Project Facility, or City of Dreams Project Facility, to maintain and effect further drawdown under the facility;

•	the completion of the construction of our City of Dreams project;

•	the formal grant of a land concession for the City of Dreams site;

•	obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site;

•	the formal grant of an occupancy permit for the City of Dreams;

•	our acquisition and development of the Macau peninsula site;

•	the development of Macau Studio City;

•	construction cost estimates for our development projects;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from SJM, Venetian Macao, Wynn Macau, Galaxy and MGM Grand Paradise Limited;

•	the completion of infrastructure projects in Macau;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	our ability to raise additional financing;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	our entering into new development and construction and new ventures;

•	the liberalization of travel restrictions and convertibility of the Renminbi by China;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	our anticipated growth strategies; and

•	our future business development, results of operations and financial condition.

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following selected historical consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected historical consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited financial statements which are in this annual report on Form 20-F beginning on page F-1. The selected historical consolidated statement of operations data for the period from March 20, 2003 (date of incorporation) to December 31, 2003 (predecessor), the period from January 1, 2004 to June 8, 2004 (predecessor) and the period from June 9, 2004 to December 31, 2004 and the selected historical consolidated balance sheet data as of December 31, 2003 (predecessor) and 2004 are derived from our audited consolidated financial statements not included in this annual report on Form 20-F. You should read the selected historical consolidated financial data in conjunction with those financial statements and accompanying notes and “Item 5. Operating and Financial Review and Prospects”. Our historical consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

From June 9, 2004 for Mocha, July 20, 2004 for Melco Crown (COD) Developments and November 9, 2004 for Melco Crown (CM) Developments through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, Melco Crown (COD) Developments and Melco Crown (CM) Developments because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha Slot Group Limited, or Mocha, 70% interest in Melco Crown (CM) Developments and 50.8% interest in the City of Dreams project to MPBL (Greater China), a company 80% indirectly owned by us and 20% owned by Melco, and cash contributions by Crown of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

The consolidated financial statements of Mocha for the period from March 20, 2003 (date of incorporation) to December 31, 2003 and the period from January 1, 2004 to June 8, 2004 have been prepared for the purpose of presenting the financial information of our predecessor. Mocha is considered as our predecessor because we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

	Historical
	Result for the
	Period from		Historical
	March 20,	Historical	Result for the
	2003	Result for the	Period from
	(Date of	Period from	June 9,	For the Year	For the Year	For the Year
	Incorporation	January 1,	2004	Ended	Ended	Ended
	to December 31,	2004 to June 8,	to December 31,	December 31,	December 31,	December 31,
	2003	2004	2004	2005	2006	2007
	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(In thousands of US$, except share and per share data and operating data)

Consolidated statement of operations data
Net Revenues	$611	$1,896	$6,071	$17,328	$36,101	$358,613
Total operating costs and expenses	(461)	(1,286)	(7,001)	(21,050)	(93,754)	(554,430)
Operating income (loss)	$150	$610	$(930)	$(3,722)	$(57,653)	$(195,817)
Net income (loss)	$137	$494	$(1,007)	$(3,259)	$(73,479)	$(178,151)
Loss per share
— Basic and diluted	*	*	(0.002)	(0.006)	(0.116)	(0.145)
— ADS(1)	*	*	(0.005)	(0.019)	(0.348)	(0.436)
Shares used in calculating loss per share
— Basic and diluted	*	*	625,000,000	522,945,205	633,228,439	1,224,880,031
Other data:
Operating/Adjusted EBITDA(2)		$771	$1,119	$7,430	$13,178	$(388)

*	Figures not provided as the number of shares of our predecessor Mocha and our company are not directly comparable.

(1)	Each ADS represents three ordinary shares.

(2)	Prior to the opening of Crown Macau in May 2007, our management used Operating EBITDA of the Mocha Clubs to measure our operating performance, as Mocha Slot was our sole business until May 2007. Subsequent to the opening of Crown Macau in May 2007, our management used Adjusted EBITDA of Mocha Slot and Crown Macau to measure their operating performance as they are the two primary operating businesses of the Company.

	December 31,
	2003	2004	2005	2006	2007
	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(In thousands of US$)

Balance Sheet Data:
Cash and cash equivalents	$386	$5,537	$19,769	$583,996	$835,419
Restricted cash	—	—	—	—	298,983
Total assets	2,113	106,112	421,208	2,279,920	3,620,268
Amounts due to affiliated companies/person	164	4,125	31,518	10,611	6,602
Amounts due to shareholders(1)(2)	1,497	11,930	94,577	212,506	116,167
Capital lease obligation(3)	205	105	11	16	—
Total current liabilities	1,863	17,524	138,741	207,613	483,685
Total liabilities	1,976	23,845	163,024	389,554	1,191,727
Minority Interests	—	35	19,492	—	—
Total shareholders’ equity	137	82,232	238,692	1,890,366	2,428,541

(1)	Includes amounts due to shareholders within one year of US$1.5 million, US$11.9 million, US$94.6 million, US$96.9 million and US$1.6 million as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively, and amounts due to shareholders after one year of nil, nil, nil, US$115.6 million and US$114.6 million as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively.

(2)	The balance of the outstanding term loan from Melco and Crown amounting to approximately US$115.6 million as of December 31, 2006 was repayable in May 2008 and carries interest at a floating rate equal to three months HIBOR. Subsequently in September 2007, the final maturity date was extended to May 2009.

(3)	Includes capital lease obligations, due within one year of US$100,000, US$105,000, US$3,000, US$6,000 and of nil as of December 31, 2003, 2004, 2005 and 2006 and 2007, respectively, and capital lease obligations, due after one year of US$105,000, nil, US$8,000, US$10,000 and of nil as of December 31, 2003, 2004, 2005, 2006 and 2007, respectively. The capital lease obligations were fully repaid during the year 2007.

Exchange Rate Information

Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with a significant portion of our indebtedness and certain expenses, U.S. dollars. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of Hong Kong dollars into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report on Form 20-F were made at a rate of HK$7.78 to US$1.00. The noon buying rate in effect as of December 31, 2007 was HK$7.7984 to US$1.00. We make no representation that any Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all. On April 1, 2008, the noon buying rate was HK$7.7868 to US$1.00.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since October 7, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund in U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issue. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in U.S. dollars at the fixed rate of exchange. Hong Kong’s three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited.

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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(Hong Kong dollar per US$1.00)

2003	7.7640	7.7864	7.8001	7.7085
2004	7.7757	7.7899	7.8010	7.7632
2005	7.7533	7.7755	7.7999	7.7514
2006	7.7771	7.7685	7.7928	7.7506
2007	7.7984	7.8008	7.8289	7.7497
October 2007	7.7502	7.7544	7.7694	7.7497
November 2007	7.7874	7.7773	7.7890	7.7573
December 2007	7.7984	7.7983	7.8073	7.7879
January 2008	7.7961	7.8044	7.8107	7.7961
February 2008	7.7807	7.7963	7.8012	7.7807
March 2008	7.7819	7.7813	7.7897	7.7642
April 2008 (through April 1, 2008)	7.7868	7.7868	7.7868	7.7868

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Early Stage of Development

We are in an early stage of development of our business and properties, and so we are subject to significant risks and uncertainties. Our limited operating history may not serve as an adequate basis to judge our future operating results and prospects.

In significant respects we remain in a developmental phase of our business and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, we only recently opened Crown Macau and are still in the process of constructing City of Dreams. The Macau peninsula project is at an even more preliminary stage of development, and we have not completed the acquisition of the site. The Mocha Club business, which we acquired in 2005, did not commence operations until 2003. MPBL Gaming only recently acquired its subconcession and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and operate major new development projects and gaming businesses in a rapidly growing and intensely competitive market.

Among other things, we are still in the process of:

•	satisfying conditions precedent and complying with other conditions and covenants under the $1.75 billion City of Dreams Project Facility to effect further drawdowns under the facility and to maintain the facility;

•	completing the construction contracts for the City of Dreams project;

•	obtaining the formal grant of a land concession from the Macau government for the City of Dreams site;

•	obtaining the approval from the Macau government to increase the developable gross floor area of the City of Dreams site; and

•	acquiring an ownership interest in the company that owns the Macau peninsula site, which is subject to significant conditions in the control of third parties unrelated to us and the seller, and to obtaining Macau governmental approvals, and obtaining financing commitments for the acquisition and development of the Macau peninsula project.

We have encountered and will continue to encounter risks and difficulties frequently experienced by early- stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:

•	complete our construction projects within their anticipated time schedules and budgets;

•	obtain a land concession for the City of Dreams project;

•	obtain formal occupancy licenses for City of Dreams;

•	identify suitable locations and enter into new lease agreements for new Mocha Clubs;

•	renew lease agreements for existing Mocha Clubs;

•	attract and retain customers and qualified employees;

•	operate, support, expand and develop our operations and our facilities;

•	maintain effective control of our operating costs and expenses;

•	raise additional capital, as required;

•	fulfill conditions precedent to draw down funds from current and future credit facilities;

•	develop and maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to changes in our regulatory environment;

•	respond to competitive market conditions; and

•	respond to changing financing requirements.

If we are unable to complete any of these tasks, we may be unable to complete those of our projects that are currently under development and operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund our development, construction and acquisition activities or may suffer a default under our financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.

We could encounter problems that substantially increase the costs to develop our projects and delay or prevent the opening of one or more of our projects.

The budgets estimated for the City of Dreams project and the Macau peninsula project fully are based on preliminary projections, conceptual design documents and schedule estimates that are prepared with the assistance of our architects and contractors and are subject to change as the plans and design documents are developed and as contract packages are let into the marketplace. We expect revisions to our estimated project costs as we firm up our design plans and hire architects, contractors and sub-contractors for these projects.

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

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of our projects that are under development, which could materially adversely affect our results of operations and financial condition. We cannot guarantee that our construction costs or total project costs for our projects will not increase.

Costs of key construction inputs are increasing in Macau and we believe they are likely to continue to increase during the construction periods of our projects, primarily due to the significant level of building activity in Macau. Our contractors and sub-contractors may not be able to secure lower cost labor and other inputs from mainland China on a timely basis and in an adequate amount, as they will need to obtain required licenses from the Macau government to do so. The application for such licenses, if granted at all, may take several weeks or months. Continuing increases in input costs of construction in Macau will increase the risk that contractors will fail to perform under their contracts on time, within budget, or at all, and could increase the costs of any contracts that we may enter into for the City of Dreams and the Macau peninsula projects.

We may be required to incur significant additional indebtedness or sell convertible bonds, ADSs or other equity or equity-linked securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.

We may require more debt and equity funding to complete our projects, fund initial operating activities and service debt payments and depending on whether our projects are completed within budget, the timing of completion and commencement of revenue generating operations at our projects, any further investments and/or acquisitions we may make, and the amount of cash flow from our operations. If delays and cost overruns are significant, the additional funding we would require could be substantial. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our ability to obtain required additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	limitations on our ability to incur additional debt, including as a result of prospective lenders’ evaluations of our creditworthiness and pursuant to restrictions on incurrence of debt in our existing and anticipated credit facilities, which currently prohibits MPBL Gaming and our other subsidiaries from incurring additional indebtedness with only limited exceptions, and the fact that our senior creditors have pledges over our operating assets, including Crown Macau and Mocha Clubs;

•	limitations on our ability to raise capital from the credit markets, especially if the current turmoil in the credit markets originating from the negative conditions in the U.S. subprime mortgage market continues. For example, this turmoil led us to restructure the US$2.75 billion commitment announced in June 2007 to the sum of US$1.75 billion under the City of Dreams Project Facility;

•	investors’ and lenders’ perception of, and demand for, debt and equity securities of gaming, leisure and hospitality companies, as well as the offerings of competing financing and investment opportunities in Macau by our competitors;

•	whether it is necessary to obtain further credit support or other assurances from Melco and Crown on terms and conditions and in amounts that are commercially acceptable to them;

•	MPBL Gaming’s ability to obtain consent from the Macau government as required under our subconcession contract;

•	conditions of the U.S., Macau, Hong Kong, and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	requirements for approval for certain transactions from Macau, Hong Kong or Australian authorities, the Hong Kong Stock Exchange, the Nasdaq, our principal lenders and/or shareholders of Melco and/or Crown, among others;

•	Macau governmental regulation of gaming in Macau; and

•	economic, political and other conditions in Macau, China and the Asian region.

Without the necessary capital, we may not be able to:

•	complete the development of our existing projects or acquire and develop new projects;

•	pay the land premium for our sites;

•	acquire necessary rights, assets or businesses;

•	expand our operations in Macau;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated funding requirements.

We cannot assure you that the necessary financing will be available in the future in the amounts or on terms acceptable to us, or at all. If we fail to raise additional funds in such amounts and at such times as we may need, we may be forced to reduce our expenditures and growth to a level that can be supported by our cash flow and delay the development of our projects, which may result in our inability to meet drawing conditions under our loan facilities or default and exercise of remedies by the lenders under our loan facilities, whose loans we expect to be secured by liens on substantially all the shares and assets of our subsidiaries. In that event, we would be unable to complete our projects under construction and could suffer a partial or complete loss of investment in our projects.

Servicing the debt of our subsidiaries requires a significant amount of cash, and our subsidiaries may not generate a sufficient level of cash flow from their businesses to make scheduled payments on their debt.

Our subsidiaries’ ability to make scheduled payments of the principal of, to pay interest on or to refinance their indebtedness depends on our subsidiaries’ future performance, which is subject to certain economic, financial, competitive and other factors beyond our control. Our subsidiaries may not generate cash flow from operations in the future sufficient to service their debt and make necessary capital expenditures. If they are unable to generate such cash flow, our subsidiaries may be required to adopt one or more alternatives, such as selling assets, restructuring debt, incurring additional indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. For example, we are intending to use some of our City of Dreams Project Facility to service some portion of our periodic debt obligations. Our subsidiaries’ ability to refinance their indebtedness will depend on the financial markets and their financial condition at such time. Our subsidiaries may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our subsidiaries’ debt obligations and a material adverse effect on the value of our ADSs.

Even if our development projects are completed as planned, they may not be financially successful, which would limit our cash flow and would adversely affect our operations and our ability to repay our debt.

Even if our development projects are completed as planned, they still may not be financially successful ventures or generate the cash flows that we anticipate. We may not attract the level of patronage that we are seeking. If any of our projects does not attract sufficient business, this will limit our cash flow and would adversely affect our operations and our ability to service payments under our existing and any future loan facilities.

Risks Relating to the Completion and Operation of Our Projects

For the City of Dreams project, we are directly negotiating and entering into contracts with all our construction contractors and vendors, which may increase the risk of delay and cost overruns.

In contrast to the Crown Macau project in which our general contractor was responsible for negotiating, entering into and managing all contractual relationships with subcontractors and construction vendors, we are directly negotiating and entering into contracts with our construction contractors and vendors for the City of Dreams project, with the support of our construction manager (with the exception of certain contracts that are related to common temporary site services which are entered into and managed by the construction manager). This approach increases the administrative burden of negotiating, entering into and managing construction contracts, and the risk of construction delays and cost overruns. If we are ineffective in directly overseeing contractual relationships with our construction contractors and vendors, we may experience delays and increases in construction costs in connection with the City of Dreams project.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our projects. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

If we incur loss or damage for which we are held liable for amounts exceeding the limits of our insurance coverage, or for claims outside the scope of our insurance coverage, our business and results of operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire, natural disasters, acts of war or terrorism, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we intend to carry business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

For the construction of City of Dreams, we have obtained insurance policies providing coverage for construction risks that we believe are typically insured in the construction of gaming and hospitality projects in Macau and Hong Kong. However, this insurance coverage excludes certain types of loss and damage, such as loss or damage from acts of terrorism or liability for death or illness caused by contagious or infectious diseases. If loss or damage of those types were to occur, we could suffer significant uninsured losses. The cost of coverage, however, may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the construction and operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses.

Construction at our projects is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large scale properties such as our development projects can be dangerous. Construction workers at our projects are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractor and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe that we and our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If future accidents occur during the construction of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We may encounter all of the risks associated with the development and construction of the Crown Macau project in the development and construction of the City of Dreams and the Macau peninsula projects.

In connection with the development and construction of Crown Macau, we encountered a number of risks, including risks related to construction delays, budget overruns, construction contract disputes, failure to obtain, or not obtaining in a timely manner, the necessary government concessions, licenses, permits and approvals, among others. We also experienced increased holding costs as a result of delays. We are and expect to continue to be exposed to similar risks in the development and construction of City of Dreams, which will be substantially larger and more complex, and the Macau peninsula project, which is at an early stage of land acquisition and design. We have not yet entered into all of the definitive contracts necessary for the construction and development of the City of Dreams and the Macau peninsula projects. We cannot assure you that we will be able to enter into definitive contracts with contractors with sufficient skill, financial strength and experience on commercially reasonable terms, or at all. We have not, and may not be able to, obtain guaranteed maximum price or fixed contract price terms on the various sub-contractor construction contract changes for the City of Dreams project, which could cause us to bear greater risks of cost overruns and construction delays. If we are unable to enter into satisfactory construction contracts for the City of Dreams project or are unable to closely control the construction costs and timetable for the City of Dreams project, our business, financial condition and prospects may be materially and adversely affected.

We are developing City of Dreams on land for which we have not yet been granted a formal concession by the Macau government. If we do not obtain a land concession, we could forfeit all or a part of our investment in the site and the design and construction of City of Dreams and would not be able to open and operate that facility as planned.

Land concessions in Macau are issued by the Macau government and generally have a term of 25 years, which is renewable for further consecutive periods of up to 10 years each until December 19, 2049 in accordance with Macau law. The specific terms are determined in the relevant land concession contracts, and there are common formulas generally used to determine the cost of these land concessions. On May 10, 2005, we accepted in principle the Macau government’s offer of a land concession to Melco Crown (COD) Developments Limited consisting of approximately 113,325 square meters (1.2 million sq. ft.) of land in Cotai for the site of City of Dreams. On January 31, 2008, we received from the Macau SAR Land Commission the final terms of the land lease agreement to be entered into with the Macau SAR for the two adjacent land parcels on Cotai that comprise the City of Dreams site. The terms define the premium and payment schedule for the City of Dreams site and specify the development rights associated with the land concession. Our subsidiaries Melco Crown (COD) Developments and MPBL Gaming accepted the final terms of the land lease agreement on February 11, 2008 and Melco Crown (COD)

Developments made the first scheduled land premium payment on the same date. Following the gazetting of the land concession the land grant process will be complete. We do not have a committed timetable for the completion of the remaining step and cannot assure you that we will be able to complete this step. If we do not obtain a land concession for the City of Dreams site, we would not meet the existing conditions to draw additional sums under the City of Dreams Project Facility and may not be able to complete and operate City of Dreams and we could lose all or a substantial part of our investment in City of Dreams. If the land concession, when granted, contains terms unacceptable to us and we are unable to seek amendments to such land concession, we may not be able to complete and operate City of Dreams as planned and we could lose all or a substantial part of our investment in City of Dreams. As of December 31, 2007, we had paid approximately US$553 million of the project costs, excluding the cost of land, for the City of Dreams project, primarily for construction costs and design and consultation fees. The majority of the development and construction costs for hotel and casino projects are typically spent closer to the completion of such projects and we expect that a large portion of our remaining expenditures budgeted for the City of Dreams project, as well as potential additional amounts in excess of the budgeted amounts, will be spent in the months leading up to the expected opening date of City of Dreams. In addition, our current plans for the City of Dreams project involve obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site. There is no guarantee that we will obtain such approval.

Simultaneous planning, design, construction and development of our two major projects may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of one or more of our projects.

We expect some portions of the planning, design and construction of the City of Dreams and the Macau peninsula projects to proceed simultaneously. Since there is a significant overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects, members of our senior management will be involved in planning and developing both projects at the same time, in addition to overseeing day-to-day operations of Crown Macau and the Mocha Clubs. Our management may be unable to devote sufficient time and attention to our development and construction projects, as well as our operating properties, and that may delay the construction or opening of one or both of our projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.

We required extensive operational management and staff to open and operate Crown Macau. Accordingly, we undertook a major recruiting program before the Crown Macau opening and expect to do so again before each of the City of Dreams and the Macau peninsula projects opens. The pool of experienced gaming and other skilled and unskilled personnel in Macau is severely limited. Many of our new personnel will occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or will be required to possess other skills for which substantial training and experience may be needed. Moreover, competition to recruit and retain qualified gaming and other personnel is likely to intensify further as competition in the Macau casino hotel market increases. Other major casino hotels, such as Galaxy Mega Resort, are expected to open in Macau at or around the same time as the expected opening of City of Dreams. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers and croupiers. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our projects or that costs to recruit and retain such personnel will not increase significantly. The loss of the services of any of our senior managers or the inability to attract and retain qualified employees and senior management personnel could have a material adverse effect on our business.

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

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our co-chairman and chief executive officer, Mr. Lawrence Ho. The loss of the services of one or more of these members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Lawrence Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. We do not currently carry key person insurance on any members of our senior management team.

Because we will depend upon a limited number of properties for a substantial portion of our cash flow, we will be subject to greater risks than a gaming company with more operating properties.

We will be primarily dependent upon Mocha Clubs, Crown Macau, City of Dreams and possibly the Macau peninsula project for our cash flow. Given that our operations will be conducted based on a small number of principal properties, we will be subject to greater risks than a gaming company with more operating properties due to our limited diversification of our businesses and sources of revenue.

Risks Relating to Our Operations in the Gaming Industry in Macau

Because our operations will face intense competition in Macau and elsewhere in Asia, we may not be able to compete successfully and we may lose or be unable to gain market share.

Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are significantly larger than us and have significantly larger capital and other resources to support their developments and operations in Macau and elsewhere.

The hotel, resort and casino businesses are highly competitive in Macau and we expect to encounter intense and increasing competition as other developers and operators develop and open new projects in coming years. Our Macau operations compete with approximately 28 other existing casinos of varying sizes located in Macau as of December 31, 2007. In addition, we expect competition to increase in the near future from local and foreign casino operators who are developing numerous hotel and casino projects in Macau.

SJM is one of the three concessionaires in Macau and operates 19 casinos. SJM is controlled by Dr. Stanley Ho, who through SJM and, its parent entity STDM, controlled the monopoly concession on gaming operations in Macau from 1962 to 2002. Dr. Stanley Ho is the father of Mr. Lawrence Ho, our co-chairman and chief executive officer. Dr. Stanley Ho was a director and the chairman of Melco until he resigned from those positions in March 2006. Dr. Stanley Ho remains a shareholder of Melco, and we believe that, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, he was deemed to beneficially own approximately 1.77% of Melco’s outstanding ordinary shares as of December 31, 2007.

In February 2007, SJM opened the Grand Lisboa, a resort next to the Hotel Lisboa, one of our main competitors in Macau gaming. Recently, in early February 2008, SJM opened a new casino named Ponte 16. It also announced the construction of Oceanus, a new casino complex near the Macau Ferry Terminal. Venetian Macau, a subsidiary of the U.S.-based Las Vegas Sands Corp., opened Sands Macao in May 2004 and, in August 2007, opened the Venetian Macao, an all-suite hotel, casino and convention center complex, with a Venetian-style theme similar to that of their Las Vegas property. Galaxy operates five casinos and is currently building Galaxy Mega Resort in Cotai. Wynn Macau opened the Wynn Macau casino hotel project in September 2006 which was subsequently expanded in December 2007 and has announced plans to build up to three resorts in Cotai. In December 2007 the joint venture between MGM-Mirage and Ms. Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho, opened the MGM Grand Macau, a resort on the Macau peninsula adjacent to the Wynn Macau. Other casinos are expected to be opened by other hotel and entertainment development companies in conjunction with concessionaires who will operate the casino operations.

We also compete to some extent with casinos located in other countries, such as Malaysia, North Korea, South Korea, the Philippines and Cambodia, as well as in Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City. In addition, certain countries, such as Singapore, have now legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded one casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in 2006. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.

Our regional competitors also include Crown’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Crown Macau and the City of Dreams casinos, the Macau peninsula site and the Mocha Clubs or a further liberalization of competition being introduced in the gaming industry. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and significantly increase our costs, which could cause our projects to be unsuccessful. For example, the Macau government has announced its intention to raise the minimum age required for the entrance in casinos in Macau from 18 years of age to 21 years of age. As far as employment is concerned, it was further announced that this measure, when adopted, would be implemented during a three year period in order to allow casino employees to maintain their positions whilst in the process of reaching the minimum required age. If implemented, this could adversely affect our ability to engage sufficient staff for the operation of our projects. Moreover, the Macau government also announced that it intends to restrict the ability of operators to open slot lounges, such as our Mocha Clubs, in residential areas. This policy may limit our ability to find new sites for the operation of new Mocha Clubs on terms acceptable to us.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are currently in compliance in all material respects with all applicable laws and regulations of Macau, but we are still in the process of building our internal staff, systems and procedures for the future operation of our City of Dreams and Macau peninsula projects in compliance with gaming regulatory requirements and standards in Macau. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.

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

In addition to complying with Macau’s local requirements and standards, we may conduct our gaming operations in Macau by implementing certain of the policies and procedures followed by Crown in compliance with Australian gaming regulations, modified where necessary to meet Macau’s local requirements and standards. Those Australian requirements may be more restrictive than those in Macau. This may negatively affect our flexibility and our ability to engage in some activities that would otherwise be permissible in Macau and increase the expenses we incur in connection with regulatory compliance.

Under MPBL Gaming’s subconcession, the Macau government may terminate the subconcession under certain circumstances without compensation to MPBL Gaming, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.

Under MPBL Gaming’s gaming subconcession, the Macau government has the right, after notifying Wynn Macau, to unilaterally terminate the subconcession in the event of non-compliance by MPBL Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, MPBL Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, please see “Item 4. Information on the Company — B. Business Overview — Gaming Regulation, Subconcession Contract”.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to MPBL Gaming. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation. MPBL Gaming has entered into a service agreement with New Cotai Entertainment (Macau) Limited, or New Cotai Entertainment, and New Cotai Entertainment, LLC pursuant to which MPBL Gaming will operate the casino premises in its hotel casino resorts. If New Cotai Entertainment, or other parties with whom we may, in the future, enter into similar agreements were to be found unsuitable or were to undertake actions that are inconsistent with MPBL Gaming’s subconcession terms and requirements, we could suffer penalties, including the termination of the subconcession.

Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of MPBL Gaming’s subconcession, unless MPBL Gaming’s subconcession were extended, only that portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. Until such amendments come into effect, all of our casino premises and gaming equipment would revert automatically without compensation to us.

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

Under the subconcession contract, we are required to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Crown Macau and the City of Dreams project, by December 2010. According to our financial statements, we believe that the amount we have invested in developing Crown Macau and the City of Dreams project as at December 31, 2007 is in excess of the minimum investment amount criteria as set out under the subconcession contract. We expect to seek the necessary Macau government confirmation of our compliance with such minimum investment amount criteria. If we do not receive confirmation of compliance of this minimum investment amount criteria or if we do not meet the required deadline for completing other conditions in the subconcession contract, for example, due to delays in construction or the inability to finance the completion of the City of Dreams project, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.

Under MPBL Gaming’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase MPBL Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. MPBL Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. MPBL Gaming’s ability to incur debt or raise equity may also be restricted by our existing and any future loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

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

MPBL Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. Although the Macau government has agreed under the existing concession agreements that it will not grant any additional concessions before April 2009 and has publicly stated that only one subconcession may be issued under each concession, we cannot assure you that the Macau government will not change its policies and issue additional concessions or subconcessions at any time in the future. If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or the approval of additional subconcessions, we would face additional competition, which could significantly increase the already intense competition in Macau and cause us to lose or be unable to maintain or gain market share.

MPBL Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.

MPBL Gaming’s subconcession contract expires in 2022. Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of MPBL Gaming’s subconcession, unless

MPBL Gaming’s subconcession were extended, only that portion of casino premises within our developments to be designated with the approval of the Macau government, including all gaming equipment, would automatically revert to the Macau government without compensation to us. Until such amendments come into effect, all our casino premises and gaming equipment would revert automatically without compensation to us. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that MPBL Gaming would be able to renew or extend its subconcession contract on terms favorable to us, or at all. We also cannot assure you that if MPBL Gaming’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

While MPBL Gaming will not initially be required to pay corporate income taxes on income from gaming operations under the subconcession, this tax exemption will expire in 2011, and it may not be extended.

The Macau government has granted to MPBL Gaming the benefit of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011. When this tax exemption expires, we cannot assure you that it will be extended beyond the expiration date.

Furthermore, the Macau Government has granted to our subsidiary Melco Crown (CM) Hotel the declaration of utility purposes benefit, pursuant to which, for a period of 12 years, it is entitled to a vehicle and property tax holiday on any vehicles and immovable property that it owns or has been granted. Additionally, under the tax holiday, this entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of corporate income tax for the same period of time. We intend to apply for the same tax holiday for our City of Dreams project, but we cannot assure you that it will be granted by the Macau Government on as favorable terms, or at all.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct our table gaming activities at our casinos to a limited degree on a credit basis, and expect to continue this practice in the future. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who tend to wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. If we accrue large receivables from the credit extended to our customers, we could suffer a material adverse impact on our operating results if those receivables are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue notwithstanding our uncollectible receivable.

Our business may face a higher level of volatility due to our focus on the VIP and premium mass market segment of the gaming market.

We are currently, and expect to be for the next few years, heavily dependent on the gaming revenues generated from Crown Macau. Crown Macau caters primarily to VIP and premium mass market patrons. The revenues generated from the VIP and premium mass market segment of the gaming market are acutely volatile primarily due to high bets, and the resulting high winnings and losses. As a result, our business may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage our losses.

We depend upon gaming junket operators for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with junket operators, our ability to attract high-end patrons may be adversely affected. If we are unable to ensure high standards of probity and integrity in the junket operators with whom we are associated, our reputation may suffer or we may be subject to sanctions, including the loss of MPBL Gaming’s subconcession.

Junket operators, who organize tours, or junkets, for high-end patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in gaming in Macau, the competition for relationships with junket operators has increased. Currently we have agreements in place with approximately 20 junket operators. In addition, Crown has sales and marketing staff in Thailand, Hong Kong, China, Taiwan, Malaysia, Indonesia, Singapore and Macau devoted to attracting junket business to Crown’s existing casinos, Crown Casino Melbourne and Burswood Casino. There can be no assurance that we will be able to utilize Crown’s relationships with regional junket operators or enter into additional agreements with other junket operators. If we are unable to utilize and develop relationships with junket operators, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with high-end patrons, which may not be as profitable as relationships developed through junket operators.

In addition, the reputations of the junket operators we deal with are important to our own reputation and MPBL Gaming’s ability to continue to operate in compliance with its subconcession. While we endeavor to ensure high standards of probity and integrity in the junket operators with whom we are associated, we cannot assure you that the junket operators with whom we are associated will always maintain the high standards that we require. If we were to deal with a junket operator whose probity was in doubt, this may be considered by regulators or investors to reflect negatively on our own probity. If a junket operator falls below our standards, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

We are dependent on the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators.

The reputation and integrity of the parties with whom we engage in business activities, in particular those who are engaged in gaming related activities, such as junket operators and developers and hotel operators that do not hold concessions or subconcessions and with which we have or may enter into services agreements, are important to our own reputation and to MPBL Gaming’s ability to continue to operate in compliance with its subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If we were to deal with any party whose probity was in doubt, this may reflect negatively on our own probity when assessed by the gaming regulators. Also, if a party associated with us falls below the gaming regulators’ suitability standards, we and our shareholders may suffer harm to our and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

The recently completed consolidation of junket operations under Ama International Limited, or Ama, has resulted in a significant proportion of our business becoming consolidated under one commercial arrangement, and has introduced into Macau the concept of a junket aggregator, either of which could have an adverse impact on our future prospects.

Leading junket operators are recognizing superior economics and negotiation leverage from operational scale and market aggregation. The recently completed consolidation of junket operations under Ama has resulted in a significant proportion of our business becoming consolidated under one commercial arrangement, giving Ama significant negotiation leverage which could result in changes in our operational agreement. In addition, duplicate aggregator operations could be launched at competitor properties which could result in the loss of business to such competitors. If we suffered a loss of business to a competitor, it could have an adverse effect on our results of operations and the price of our ADSs. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that anti-money laundering policies that we have implemented, and compliance with applicable anti-money laundering laws, will be effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau. However, we cannot assure you that any such policies will be effective to prevent our casino operations from being exploited for money laundering purposes. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our junket operators or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations.

If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may cause our projects to be unsuccessful.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned transformation into a mass-market gaming and leisure destination, the frequency of bus, plane and ferry services to Macau must increase significantly. In addition, Macau’s internal road system is prone to congestion and must be substantially improved to support projected increases in traffic. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and cause our projects to be unsuccessful.

Risks Relating to Our Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured long-term indebtedness, including the following:

•	approximately US$1.75 billion under the City of Dreams Project Facility primarily for the development and construction of City of Dreams, of which an amount equivalent to US$500 million has been drawn down as of December 31, 2007;

•	financing for a significant portion of the costs of developing the Macau peninsula site in an amount which is as yet undetermined; and

•	financing for a significant portion of the costs of developing an apartment hotel complex at the City of Dreams site, in an amount which is as yet undetermined.

Our significant indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt will bear interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and our subsidiaries’ assets, over which our lenders have taken or will take security.

We currently do not generate sufficient cash flow to service our existing and projected indebtedness and we may not be able to generate sufficient cash flow to meet our debt service obligations because our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments due on our existing and anticipated debt obligations and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. Our current operations are insufficient to support the debt service on our current and anticipated debt. We will require timely completion and generation of operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The terms of our and our subsidiaries’ indebtedness may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The City of Dreams Project Facility and associated facility and security documents that MPBL Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on MPBL Gaming, and therefore, effectively on us. The covenants in the City of Dreams Project Facility restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	dispose of assets;

•	make certain acquisitions and investments;

•	pay dividends, including to us, during the construction of the City of Dreams project;

•	make other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	enter into sale and leaseback transactions;

•	engage in new businesses;

•	issue preferred stock; and

•	enter into transactions with shareholders and affiliates.

In addition, the restrictions under the City of Dreams Project Facility contain financial covenants, including requirements that we satisfy certain tests or ratios in the future, such as:

•	maximum capital expenditures test;

•	minimum interest and debt service coverage ratios; and

•	a maximum leverage ratio.

These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require and impede our growth.

Draw down of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access loan advances under such facilities. We do not guarantee that we are able to satisfy all conditions precedent under our current or future debt facilities.

Our current and future debt facilities require and will require satisfaction of extensive conditions precedent prior to the advance of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents, approvals and issue of land concessions. If there is a breach of any terms or conditions of our debt facilities or other obligations and they are not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down loan advances in any debt facility may result in funding shortfall in our projects and we may not be able to fulfill our obligations and complete our projects as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down loan advances under the City of Dreams Project Facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the City of Dreams project. The need to arrange such alternative financing would likely also delay the construction of the City of Dreams, which would affect our cash flows, results of operations and financial condition.

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

If there were an event of default under one of our or our subsidiaries’ debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to become due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt instruments. The value of the collateral may not be sufficient to repay all of our indebtedness, which could result in the loss of your investment as a shareholder.

Current turmoil in the credit markets may affect our ability to maintain current financing or obtain future financing which could result in delays in our project development schedule which could impact on our ability to generate revenue from present and future projects.

The current turmoil in the credit markets originating from the negative conditions in the U.S. subprime mortgage market may adversely affect our ability to maintain our current debt facility and to obtain additional or future financing for our current and future projects. If we are unable to maintain our current debt facility or obtain suitable financing for our current or future projects, this could cause delays in, or prevent completion of, the development of such projects. This may limit our ability to expand our business and may adversely impact our ability to generate revenue.

Risks Relating to Our Business and to Operating in Macau

Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.

All of our operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and in China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions;

•	changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations;

•	changes in foreign exchange regulations;

•	measures that may be introduced to control inflation, such as interest rate increases; and

•	changes in the rate or method of taxation.

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

Former Secretary for Transport and Public Works of Macau, Mr. Ao Man-Long, was convicted to a prison term of 27 years on charges involving corruption, bribery, irregular financial activities and money laundering. Those being tried in cases connected with the conviction of Mr. Ao are related to local companies to whom several major public works and services contracts were awarded. During the investigation, additional individuals related to local Macau companies to whom land had been granted in land exchange procedures were detained and charged. The investigation and judicial proceedings are ongoing. After the arrest and Mr. Ao’s removal from his post as Secretary for Transport and Public Works of Macau, which gave him jurisdiction over all land grants and public works and infrastructure projects in Macau, in December 2006, the Chief Executive of Macau personally assumed such role until Mr. Lao Sio-Io was appointed the new Secretary for Transport and Public Works in March 2007. The Macau government has granted us a lease for a plot of land for Crown Macau, and has provided us the final terms of a land lease agreement for the development rights for two adjacent land parcels in Cotai for the City of Dreams site which we have accepted. However, we have yet to receive either a formal grant of a land concession or an occupancy permit for the City of Dreams site and we do not have a committed timetable for the remaining step required for completion of the land grant process. Moreover, we will apply for approval from the Macau government to increase the developable gross floor area of the City of Dreams site after the site is granted to us. In addition, the Macau peninsula project is at an even earlier stage of development, and if we acquire the site we would need to obtain similar land concession modifications and development approvals from the Macau government. We cannot predict whether Mr. Ao’s removal and conviction, and any further prosecutions and investigations, will adversely affect the functioning of the Macau Land, Public Works and Transports Bureau, any approvals or land concession grants that are pending before it, or for which applications may be made in the future (including with respect to our projects), or will give rise to additional scrutiny or review of any approvals or land concessions, including those for City of Dreams, that were previously approved or granted through this Bureau and the Secretary for Transport and Public Works of Macau.

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

Because we depend upon our properties in one market for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more markets.

We will be primarily dependent upon Mocha Clubs, Crown Macau, City of Dreams and the Macau peninsula project for our cash flow. Given that our current operations are and will be conducted only at properties in Macau, we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:

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

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Changes in Asian consumer preferences or discretionary consumer spending could harm our business. Terrorist acts could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which future terrorist acts may affect us, directly or indirectly. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel casino resorts and the type of luxury amenities we plan to offer are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (“avian flu” or “bird flu”), Severe Acute Respiratory Syndrome (“SARS”) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of October 8, 2007, the WHO has confirmed a total of 202 fatalities in a total number of 330 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not yet been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions. There can be no assurance that an outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Macau is susceptible to severe typhoons that may disrupt our operations.

Macau is susceptible to severe typhoons. Macau consists of a peninsula and two islands off the coast of mainland China. In the event of a major typhoon or other natural disaster in Macau, our properties and business may be severely disrupted and our results of operations could be adversely affected. Although we or our operating subsidiaries do carry insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, that could result from substantial damage to, or partial or complete destruction of, our properties or other damages to the infrastructure or economy of Macau.

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

Contract Parties not securing Adequate Financing

During the course of our business, we may enter into agreements with contract parties from which we may derive income in relation to the operation of gaming business. The inability of such contract parties to raise sufficient funds to develop and/or undertake the relevant project and gaming operations may affect our ability to derive such income as contracted for in the relevant agreements, and this may have an adverse impact on our business.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us and their interests in our business may be different than yours.

Melco and Crown together own the substantial majority of our outstanding shares, with each beneficially holding 37.9% of our outstanding ordinary shares (exclusive of any ordinary shares represented by ADSs held by Melco PBL SPV Limited or the SPV) as of the date of this Form 20-F. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our company under which each will agree to, among other things, vote its shares in favor of three nominees to our board designated by the other.

On May 8, 2007, PBL announced its intention to separate into two Australian listed companies. On July 27, 2007, a variation deed was entered into to provide for the amendment and restatement of the shareholders deed between Melco and PBL in relation to us to contemplate the separation of PBL into separate listed gaming and media companies and the fact that PBL Asia Investments Limited (which holds PBL’s interest in MPEL), on completion of the PBL separation, became a wholly-owned subsidiary of Crown Limited, an entity which is listed on the Australian Stock Exchange and which owns all of the gaming assets and investments previously owned by PBL. The effective date of the amended and restated shareholders’ deed is December 12, 2007, the date on which the PBL separation took effect. Crown now owns the gaming businesses, including the 37.9% direct interest in MPEL (exclusive of any ordinary shares represented by ADSs held by the SPV) previously held by PBL.

As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Crown and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders. If Melco or Crown provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us. The concentration of controlling ownership of our shares may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs.

Melco and Crown may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau which may have adverse consequences to us and the interests of our minority shareholders.

Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown’s Crown Casino Melbourne and Burswood Casino in Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Specifically, we have support arrangements with Melco and Crown under which they provide us technical expertise in connection with the development of the City of Dreams and the Macau peninsula projects and the operations of the Crown Macau and the Mocha Clubs businesses. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth. We cannot guarantee you that Melco and Crown will make strategic and other decisions which do not adversely affect our business.

Business conducted through joint ventures involves certain risks.

We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. As a joint venture controlled by Melco and Crown, there are special risks associated with the possibility that Melco and Crown may: (1) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (2) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (3) take actions contrary to our policies or objectives; (4) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (5) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Changes in our share ownership, including a change of control or a change in the amounts or relative percentages of our shares owned by Melco and Crown, could result in our inability to draw loans or events of default under our indebtedness.

The City of Dreams Project Facility includes provisions under which we may be unable to meet the conditions to draw loans or may suffer an event of default upon the occurrence of a change of control with respect to MPBL Gaming, or a decline in the aggregate indirect holdings of MPBL Gaming shares by Melco and Crown below certain thresholds. These provisions are most restrictive during the time when our projects have not commenced commercial operation. Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

We are a holding company and our only material sources of cash are and are expected to be dividends, distributions and payments under shareholder loans from our subsidiaries.

We are a holding company with no material business operations of our own. Our only significant asset is the capital stock of our subsidiaries. We conduct virtually all of our business operations through our subsidiaries. Accordingly, our only material sources of cash are dividends, distributions and payments with respect to our ownership interests in or shareholder loans that we may make to our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends, distributions or payments under shareholder loans in the future. In addition, our subsidiaries’ debt instruments and other agreements, including those that we have entered into in connection with the City of Dreams project, limit or prohibit, or are expected to limit or prohibit, certain payments of dividends, other distributions or payments under shareholder loans to us.

Crown’s investment in our company is subject to Australian regulatory review, and if Australian regulators were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, then Crown may be required to withdraw from the joint venture.

Crown, through its wholly owned subsidiary, Crown Melbourne Limited, owns and operates the Crown Casino Melbourne in Australia. Crown Melbourne Limited holds a casino license issued under legislation in the State of Victoria, Australia. Crown, through its wholly owned subsidiary, Burswood Nominees Limited, owns and operates the Burswood Casino in Perth, Australia. Burswood Nominees Limited holds a casino gaming license issued under legislation in the State of Western Australia, Australia.

The Victorian Commission for Gambling Regulation, or VCGR, has power under the Casino Control Act 1991 (Vic) to undertake general investigations of a gaming licensee and to report its findings to the Minister for Gaming in Victoria. Section 28 of the Casino Control Act requires Crown Melbourne Limited to seek the approval of the VCGR for any person who is to become an “associate” of Crown Melbourne Limited. An “associate” is a person or entity who by shareholding or directorship or managerial position is able to exercise significant influence over the management of the casino. The VCGR must satisfy itself that the “associate” is a suitable person to be associated with the management of the casino. Crown has been approved by the VCGR as an “associate” of Crown Melbourne Limited. Section 28A requires the VCGR to monitor “associates” to ensure that they continue to be suitable to be associated with the holder of a casino license. To that end the VCGR may investigate any person or entity who has a business association with Crown to determine if the business associate is of good repute and of sound financial resources. If, as a result of such investigation, the VCGR determines that, by reason of its business association, Crown has ceased to be suitable as an “associate” of Crown Melbourne Limited, then the VCGR can direct Crown to cease the business association or can direct Crown to terminate its “association” with Crown Melbourne Limited.

Similar to the situation in Victoria, the Western Australian Gaming and Wagering Commission, or the WAGWC, has power under the Casino Control Act 1984 (WA) to undertake general investigations of the holder of the Burswood Nominees Limited license and to report its findings to the Minister for Gaming in Western Australia. If the WAGWC were to determine that Burswood Nominees Limited had ceased to be a suitable person to hold its license, the WAGWC has powers similar to those of the VCGR to issue a “show cause” notice and then can either suspend or cancel the Burswood Nominees Limited license. The WAGWC has similar obligations to the VCGR to approve and monitor “close associates” of Burswood Nominees Limited. “Close associates” in the Western Australian Act has a substantially similar meaning to “associates” in the Victorian Act, although the Western Australian Act makes no specific reference to business associates of “close associates” in the same way as the Victorian Act. Crown has been approved as a “close associate” of Burswood Nominees Limited. If the WAGWC were to determine that Crown had ceased to be a suitable entity to be such a “close associate”, then the WAGWC could direct Crown to terminate its “close association” with Burswood Nominees Limited.

The VCGR and WAGWC announced in August 2006 that, following the completion of their investigations, they have no objections to Crown’s joint venture with Melco. However, we cannot assure you that any future investigation by the VCGR or WAGWC would not result in a direction to either terminate the business association between Crown and Melco or to terminate the association between Crown, on the one hand, and Crown Melbourne Limited or Burswood Nominees Limited, on the other hand. If actions by us or our subsidiaries or by Melco or Crown fail to comply with Australian regulatory requirements and standards, or if there are changes in Australian gaming laws and regulations or the interpretation or enforcement of such laws and regulations, Crown may be required to withdraw from its joint venture with Melco or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by Crown from its joint venture with Melco could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities or as contemplated by our founders under their joint venture arrangement.

Risks Relating to the ADSs

The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During the period from December 19, 2006, the first day on which our ADSs were quoted on the Nasdaq Global Market, until April 1, 2008, the trading prices of our ADSs ranged from US$8.63 to US$22.20 per ADS and the closing sale price on April 1, 2008 was US$12.69 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. Except as permitted under the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which the directors of our company determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our ordinary shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, may be further subject to restrictive covenants contained in the City of Dreams Project Facility, and in other facility agreements governing indebtedness we and our subsidiaries may incur.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of our follow-on offering, we had 1,320,938,904 ordinary shares outstanding, including 320,938,904 ordinary shares represented by 106,979,364 ADSs. All ADSs sold in the follow-on offering were freely transferable without restriction or additional registration under the Securities Act. All of the ordinary shares beneficially held by Melco and Crown are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 and Rule 701 under the Securities Act and subject to the terms of their shareholders’ deed. To the extent these shares are sold into the market, the market price of our ADSs could decline.

In September 2007, Melco and PBL (Crown’s predecessor), acting through the SPV, offered an aggregate of US$250 million of exchangeable bonds due 2012 (the “Bonds”). Under the terms of these Bonds, holders of the Bonds have the right, among other things, to exchange their Bonds into Exchange ADSs during the period September 10, 2008 through August 31, 2012 at an initial exchange price of US$17.19 per Exchange ADS, subject to adjustment in certain circumstances. In connection with the issuance of the Bonds, we agreed to file and maintain an effective registration statement for the Exchange ADSs. We filed a registration statement on Form F-3 on January 25, 2008, in part, to satisfy this obligation. To the extent that the bondholders exchange such Bonds for Exchange ADSs, and sell those Exchange ADSs into the market, the market price of our ADSs could decline.

In addition, Melco and Crown have the right to cause us to register the sale of their shares under the Securities Act, subject to the terms of their shareholders’ deed. Registration of these shares under the Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the public market could cause the price of our ADSs to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares of the depositary and in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to convene a shareholder meeting.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau and Hong Kong. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands, Macau and Hong Kong courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau or Hong Kong would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau or Hong Kong courts would be competent to hear original actions brought in the Cayman Islands, Macau or Hong Kong against us or such persons predicated upon the securities laws of the United States or any state.

We may be treated as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.

We believe that we were not in 2007, and we do not currently expect to be in 2008, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service of the United States will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer certain adverse United States federal income tax consequences. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company”.

ITEM 4.  INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated under the name of Melco PBL Entertainment (Macau) Limited in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an oversea company under the laws of Hong Kong in November 2006. We are a developer, owner and, through MPBL Gaming, an operator of casino gaming and entertainment resort facilities focused exclusively on the rapidly expanding Macau market. Our subsidiary MPBL Gaming is one of six companies authorized by the Macau government to operate casinos in Macau. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in MPEL.

Our principal executive offices are located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-2598-3600 and our fax number is 852-2537-3618.

We have appointed CT Corporation System at 111 Eighth Avenue, New York 10011 as our agent for service of process in the United States.

In December 2006, we completed the initial public offering of our ADSs, each of which represents three ordinary shares, and listed our ADSs on Nasdaq. In November 2007, we completed a follow-on offering of ADSs.

You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.melco-pbl.com. The information contained on our website is not part of this annual report on Form 20-F.

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and, through our subsidiary MPBL Gaming, operator of casino gaming and entertainment resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in us.

We have chosen to focus on the Macau gaming market because we believe that Macau is well positioned to be one of the largest gaming destinations in the world. In 2006 and 2007, Macau generated approximately US$7.1 billion and US$10.4 billion of gaming revenue, respectively, according to the DICJ, compared to the US$6.5 billion and US$6.7 billion (excluding sports book and race book) of gaming revenue, respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$5.2 billion and US$4.9 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Casino Control Commission. Gaming revenue in Macau has increased at a five-year CAGR from 2002 to 2007 of 30.3% compared to five-year CAGRs of 7.8% and 2.4% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Through our existing operations and projects currently under development and construction, we will cater to a broad spectrum of potential gaming patrons, including wealthy high-end patrons, who seek the excitement of high stakes gaming, as well as mass market patrons, who wager lower stakes and are more casual gaming patrons seeking a broader entertainment experience. We will seek to attract these patrons from throughout Asia and in particular from Greater China.

Operations

Crown Macau

Crown Macau held its grand opening on May 12, 2007 and became fully operational on July 14, 2007. The resort’s primary objective is to serve the high-end market by providing a luxurious casino and hotel experience, while tailoring the experience to meet the cultural preferences and expectations of Asian high-end customers. Crown Macau won the “Best Casino Interior Design Award” in the first “International Gaming Awards 2008”. The award recognizes outstanding design in the casino sector. The casino at Crown Macau has approximately 183,000 sq. ft. of gaming space and features approximately 240 gaming tables and approximately 240 gaming machines. This reflects a reconfiguration of the property completed during the fourth quarter of 2007 to accommodate additional rolling chip capacity, with a commensurate reduction in mass market tables and gaming machines. The multi-floor layout provides general gaming areas as well as limited access high-limit private gaming areas and private gaming rooms catering to high-end patrons. High-limit tables located in the limited access private gaming areas provide our high-end patrons with a premium gaming experience in an exclusive private environment. The table limits on our main casino floors accommodate a full range of casino patrons while still focusing on the high-end market and premium end of the mass market. Due to the flexibility of our multi-floor layout, we are able to reconfigure our casino to meet the evolving demands of our patrons and target specific segments we deem attractive on a periodic basis.

The hotel within the 38-story Crown Macau, which operates under the “Crown Towers” brand, is positioned as one of the leading hotels in Macau catering to high-end patrons. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with sweeping views of the surrounding area. The hotel comprises approximately 216 deluxe rooms, including 24 high-end suites and eight villas and features a luxurious interior design combining elegance and comfort with some of the latest in-room entertainment and communication facilities.

A number of restaurants and dining facilities are available at Crown Macau. These include four fine dining restaurants, featuring Tenmasa, a renowned Japanese restaurant in Tokyo, several Chinese and international restaurants, dining areas and restaurants focused around the gaming areas and a range of bars across multiple levels of the property. Crown Towers hotel also offers high-quality non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Mocha Clubs

Mocha Clubs first opened in September 2003 and has expanded operations during 2007 to seven clubs with a total of approximately 1,100 gaming machines, each club with an average of approximately 157 gaming machines and gaming space ranging from approximately 4,000 sq. ft. to 13,000 sq. ft. The clubs comprise the largest non-casino-based operations of electronic gaming machines in Macau and are conveniently located with strong pedestrian traffic, and typically within three-star hotels. Our gaming facilities include the latest technology for gaming machines and offer both single player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against each other in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Mocha Clubs focus on mass market and casual gaming patrons, including local residents and day-trip customers, outside the conventional casino setting. Expansion plans to capitalize on the significant growth opportunities for machine-based gaming in Macau are currently underway and include forming a network of small to medium-sized clubs that feature a friendly atmosphere, with an upscale décor and café ambiance to appeal to customers that historically have been overlooked in Macau by the casinos focused on high-end table game patrons. One of our Mocha Clubs located at Mocha Square is temporarily closed for renovations beginning December 31, 2007. The renovation is expected to take four months.

Development Projects

City of Dreams

We are constructing City of Dreams at the northern end of Cotai, which will make it one of the closest destination resorts in Cotai to the Macau International Airport and the newly planned Hong Kong/Macau Ferry Pier.

The development will be the next major casino resort to open in Macau and will play a major role in both the continued transformation of Macau into a major international destination and MPBL Gaming’s future development as one of Macau’s leading casino operators.

City of Dreams is being developed to be a “must-see” integrated urban entertainment resort, combining a spacious and contemporary casino with multiple hotel offerings and entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on premium mass market customers including families, business travelers and VIP patrons.

Site preparation of the City of Dreams project commenced in the second quarter of 2006 and we plan to complete the City of Dreams project in three phases, with the first phase of the complex currently targeted to open during the first half of 2009. The first phase is expected to include substantial completion of the casino, retail space, food and beverage outlets and two hotels, which are expected to be operated under the Crown Towers and Hard Rock brands. The second phase is expected to be comprised of the purpose-built wet stage performance theatre and the twin-tower hotel under the Grand Hyatt brand. The third phase is expected to be comprised of an apartment hotel complex integrated within the City of Dreams footprint, which is expected to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions. This development is subject to the availability of additional financing, the Macau government’s approval and the approval of our lenders under our existing and any future debt facilities.

As the City of Dreams project progresses, we continue to improve and vary its overall scope within the original timetable to completion, and by reference to the existing project budget. This is against a background of rising costs of construction, services and materials in Macau. All of the features of City of Dreams described in this annual report on Form 20-F are based on our current plans for the project, and, therefore, the design of individual elements of City of Dreams may be refined from this description. However, project changes will be limited in certain respects by the agreements governing our indebtedness. We intend to offer the following at the City of Dreams:

•	The Casino. We plan to offer a casino and gaming area of approximately 420,000 sq. ft. housing approximately 550 gaming tables and approximately 1,500 gaming machines with potential for future expansion. We target the casino to be substantially completed as part of the first phase.

•	The Hotels. City of Dreams is planned to include three full service luxury hotels and an apartment hotel complex with a total of approximately 2,200 rooms, consisting of: (1) a luxury premium hotel designed with the aim of exceeding the average five-star hotel in Macau, to be operated under the Crown Towers brand by us with approximately 300 rooms, suites and villas; (2) a themed hotel to be operated under the Hard Rock brand with approximately 300 rooms and suites; (3) a twin-tower hotel to be operated under the Grand Hyatt brand with approximately 800 rooms and suites; and (4) an 800-unit luxury apartment hotel complex, planned for development as part of the third phase. This development is subject to the availability of additional financing, the Macau government’s approval and the approval of our lenders under our existing and any future debt facilities. We expect to market the apartment hotel in advance of project completion, subject to compliance with legal and regulatory provisions.

•	Performance Theatre. A wet stage performance theatre offering 2,000 seats is included in the plan of City of Dreams. The performance theatre, which is being designed by the award winning Pei Partnership Architects according to the specifications of Dragone, is a purpose-built theatre catering to the preferences of the Asian mass market. The performance theatre is expected to offer a brand new live stage show production created exclusively for us by Dragone, the co-producer and creator of Celine Dion’s “A New Day” show. The artistic director and founder of Dragone was formerly the creator and director of several Cirque du Soleil shows.

•	Retail Area. Our plan includes a retail area of approximately 175,000 sq. ft. The retail area is designed to feature a wide range of luxury retailers which is designed to cater to the needs of residential guests and to attract other visitors to the resort. We currently expect to complete a majority of the retail space as part of the first phase.

•	Food and Beverage. We plan to position City of Dreams as one of the leading destinations for food and beverage in Cotai by offering an extensive range of high-quality food and beverage facilities. City of Dreams is planned to include over 20 mid- to high-end restaurants plus a range of other dining outlets offering a variety of cuisines and dining styles to service both our gaming customers as well as to attract other customers from competing Macau properties as well as nearby Hong Kong and Guangzhou, China. We currently expect to complete significant portions of the food and beverage outlets as part of the first phase.

•	Entertainment Venues. City of Dreams is planned to feature a variety of recreational facilities designed to attract customers to the resort. The resort is also planned to feature a range of concept bars and night clubs and a live performance venue that is expected to accommodate up to 1,500 people.

•	Conference Rooms and Ballrooms. We plan to build approximately 100,000 sq. ft. of high quality conference, banqueting and ballroom facilities, featuring some of the latest audio and visual equipment. We will aim to make these facilities the venue of choice in Macau for high-end banqueting and corporate hospitality. These facilities will be located within the twin-tower Grand Hyatt hotel and are planned to be completed as part of phase two.

The construction manager for the City of Dreams project is a joint venture among Leighton, China State Construction and John Holland. Each of the parties forming the construction manager joint venture is required to provide to us, to the extent that the relevant party is not the ultimate holding company of its group, a parent company guarantee securing the due performance of the relevant party’s obligations under the definitive contract and, in return, we are required to provide a guarantee to the joint venture partners securing the due performance of Melco Crown (COD) Developments’ obligations under the definitive contract.

The design team includes Leigh & Orange Limited as the executive architect; Arquitectonica as the designer of the hotel towers; Pei Partnership Architects LLP as the designer for the performance theatre; Steelman Partners LLP (previously Paul Steelman Design Group) as the designer for the apartment hotel complex; Hirsch Bedner Associates Design Consultants as the interior designer of the Grand Hyatt twin-tower hotel; The Gettys Group Inc. as the interior designer of the Hard Rock hotel; and Bates Smart Pty Ltd. as the interior designer of the Crown Towers hotel.

As of December 31, 2007, we had paid approximately US$553 million (excluding the cost of land) for the City of Dreams project, primarily for construction costs and design and consultation fees. As of the date of this annual report, the main podium superstructure works were approximately 95% complete, the Hard Rock hotel tower has topped out at 32 floors, the Crown Towers hotel tower construction works have progressed to the 21st floor, approximately 51% of the hard costs associated with the project had been let out to sub-contractors and approximately 71% of phase one hard costs have been let out. As the project advances from having a budget based on benchmark estimated prices to having a cost projection based on actual prices returned from the market, we are able to better predict the final costs to completion.

Our project budget, including the casino, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose-built wet stage performance theatre, retail space together with food and beverage outlets, is set at US$2.1 billion, consisting primarily of construction costs, design and consultation fees, and excluding the cost of land. The budgeted cost of the apartment hotel complex planned for development at the City of Dreams is approximately US$330 million, excluding the cost of land. Against current market pricing returns on contract packages that have been let, we anticipate an adverse variance to budget of approximately 10%.

The project budget for phases one and two will be funded from the City of Dreams Project Facility and the construction of phrase three comprising of the apartment hotel complex will be financed separately.

Macau peninsula Site

In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau peninsula near the current Macau Ferry Terminal, or Macau peninsula site, by acquiring all the outstanding shares of Sociedade de Fomento Predial Omar, Limitada, or Omar. Omar is the current owner of the site. Dr. Stanley Ho is one of the five directors of Omar but owns no shares of Omar. The Macau peninsula site is approximately 6,480 square meters (approximately 69,750 sq. ft.) and the acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$205 million (US$26.3 million) to the Macau government for this site. The agreement completion deadline was first extended in January 2007 and again in July 2007 when we negotiated an extension of the completion deadline for the conditional agreement to the end of July 2008 in order to benefit from additional flexibility in the timing of the purchase, which is subject to various closing conditions. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with the extension. Completion of the purchase remains subject to (i) significant conditions in the control of third parties unrelated to us and the seller of the property, and (ii) the approval of the Macau government. We are currently considering plans to develop the Macau peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. When the actual timing of the completion of the acquisition of this site is ascertained, we will be better able to evaluate our estimated opening date and project budget.

Macau Studio City Project

MPBL Gaming has entered into a services agreement with New Cotai Entertainment and New Cotai Entertainment, LLC, under which MPBL Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development. The project is being developed by a joint venture between eSun Holdings Limited and New Cotai Holdings, LLC, which is primarily owned by investment funds and David Friedman, a former senior executive of Las Vegas Sands. Under the terms of the services agreement, MPBL Gaming will retain a percentage of the gross gaming revenues from the casino operations of Macau Studio City. We will not be responsible for any of the project’s capital development costs, and the operating expenses of the casino will be substantially borne by New Cotai Entertainment.

Our Objective and Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected growth opportunities in Macau. To achieve our objective, we have developed the business strategies described below.

Develop a Targeted Product Portfolio of Well-recognized Gaming Brands

We believe that building strong, well-recognized gaming brands is critical to our success, especially in the brand-conscious Asian market. We intend to develop our brands by building higher quality properties than those that are generally available in Macau currently, and which rival other high-end resorts located throughout Asia, and by providing a distinctive experience tailored to meet the cultural preferences and expectations of Asian customers.

Although we strive to have all of our properties consistently adhere to the ideals above, we have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused strategy, we believe we can better service specific segments of the Macau gaming market.

Utilize MPBL Gaming’s Subconcession to Maximize Our Business and Revenue Potential

We intend to utilize MPBL Gaming’s subconcession, which, like the other concessions and subconcessions, does not limit the number of casinos we can operate in Macau, to capitalize on the potential growth of the Macau gaming market provided by the greater independence, flexibility and economic benefits afforded by being a subconcessionaire. Possession of a subconcession gives us the ability to negotiate directly with the Macau government to develop and operate new projects without the need to partner with other concessionaires or subconcessionaires, as we did with the Mocha Clubs prior to MPBL Gaming’s obtaining the subconcession in

September 2006. Furthermore, concessionaires and subconcessionaires such as SJM and Galaxy have demonstrated that they can leverage their licensed status by entering into arrangements with developers and hotel operators that do not hold concessions or subconcessions to operate the gaming activities at their casinos under leasing or services arrangements and keep a percentage of the revenues. MPBL Gaming has entered into a services agreement with New Cotai Entertainment and New Cotai Entertainment, LLC, under which MPBL Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development. Under the terms of this services agreement, a percentage of the gross gaming revenues from the casino operations of Macau Studio City will be retained by MPBL Gaming. We may consider entering into other, similar arrangements with other such developers and hotel operators, subject to obtaining the relevant approvals.

Develop a Comprehensive Marketing Program

We will continue to seek to attract customers to our properties by leveraging the Crown and Mocha brands and utilizing the marketing resources of our founders. Crown Macau has combined its brand recognition with sophisticated customer management techniques and programs in order to build a significant database of repeat customers and loyalty club members. In addition, Crown has nine sales offices in seven countries, including Hong Kong, Indonesia, Malaysia, Singapore, Thailand, Taiwan and in various locations in Australia, as well as a sales network of independent representatives across Asia, including China that we leverage. Through Mocha Clubs’ significant share of the Macau electronic gaming market, we have also developed a significant customer database and have developed a customer loyalty program, which we believe has successfully enhanced repeat play and further built the Mocha brand.

We will also seek to continue to grow and maintain our customer base through the following sales and marketing activities:

•	creating a cross-platform sales and marketing department to promote the Crown Macau, the City of Dreams and the Mocha brands to potential customers throughout Asia;

•	utilizing special product offers, special events, tournaments and promotions to build and maintain relationships with our guests, increase repeat visits and help fill capacity during lower-demand periods;

•	refining our own customer loyalty programs to build a significant database of repeat customers, which we closely modeled on Crown’s successful “Crown Club” program; and

•	implementing complimentary incentive programs and commission based programs with selected junket operators to attract high-end customers.

Focus on Building First Class Facilities

We have assembled a dedicated design and project management team and hired contractors with significant experience in completing similar large scale, high quality projects on time and within budget. Our senior project management team has significant experience in property development, construction project management, architecture and design.

Leverage the Experiences and Resources of Our Founders

We believe one of our great strengths is the combined resources of our shareholders, Melco and Crown. We intend to leverage their experiences and resources in the gaming industry in Asia and particularly with Chinese and other Asian patrons.

Our Properties

We operate our gaming business in accordance with the terms and conditions of our gaming subconcession. In addition, our operations and development projects are also subject to the terms and conditions of land concessions and lease agreements for leased premises.

Crown Macau

The Crown Macau property and equipment is located on a plot of land of approximately 5,230 square meters (56,295 sq. ft.) under a 25 year land lease agreement with the Macau government which is renewable for successive periods of 10 years until 2049, subject to obtaining approvals from the Macau government. The terms and conditions of the land lease agreement entered into in March 2006 by Melco Crown (CM) Developments, our wholly-owned subsidiary through which Crown Macau was developed, require a land premium payment of approximately MOP 149.7 million (US$18.7 million). The initial land premium payment of MOP 50 million (US$6.2 million) was paid on November 25, 2005 upon acceptance of the terms and conditions of the agreement and the balance was paid in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP 157,000 (US$20,000) was also paid upon signing of the lease and is subject to adjustments in accordance with the relevant amount of rent payable during the year. Annual rent per square meter is MOP 15 (US$2) for the hotel, MOP 10 (US$1) for the parking lot and MOP 10 (US$1) for the outdoor areas, or an aggregate of approximately MOP 1,372,000 (US$171,000) per annum. The rent amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the rent adjustment.

The Macau government has also approved total gross floor area for development for the Crown Macau site of approximately 95,000 square meters (1,022,600 sq. ft.).

The equipment utilized by Crown Macau in the casino and hotel is owned and held for use on the Crown Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings, and equipment.

Mocha

Mocha Clubs operate under leased or subleased premises with a total floor area of approximately 48,870 sq. ft. at the following locations:

			Gaming
Mocha Club	Opening Date	Location	Area
			(in sq. ft.)

Royal	September 2003	Lobby of Hotel Royal	8,500
Kingsway	April 2004	G/F, Kingsway Commercial Centre	6,100
TP Square	March 2005	G/F and 1/F, Hotel Taipa Square	4,560
Sintra	November 2005	G/F and 1/F, Hotel Sintra	5,110
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,100
Marina Plaza	December 2006	1/F & 2/F Marina Plaza	12,500
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	6,000

Total			48,870

These lease and sublease terms are pursuant to a number of leases for at least 9 year terms each, which are renewable upon our giving notice prior to expiration, subject to increments to the monthly rentals.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (approximately 1.2 million sq. ft..). The Macau government, in a letter dated April 21, 2005, offered to grant to our wholly owned subsidiary, Melco Crown (COD) Developments, a 25 year renewable lease for the development rights in respect of the City of Dreams site, which offer was preliminarily accepted on May 10, 2005. On January 31, 2008, we received from the Macau SAR Land Commission the final terms of the land lease agreement which were accepted by Melco Crown (COD) Developments and MPBL Gaming on February 11, 2008. Under the final terms of the lease agreement the developable gross floor area at the site is 619,216 square meters (approximately 6.7 million sq. ft.).

The accepted lease terms require us to pay a land premium of approximately MOP 842 million (US$105 million), of which MOP 300 million (US$37.4 million) has been paid upon our acceptance of the final terms on February 11, 2008 and the balance is due in nine semi-annual installments bearing interest at 5% per annum. We must also provide a guarantee deposit of MOP 3,399,750 (US$424,258), subject to adjustments in accordance with the relevant amount of rent payable during the year.

During the construction period, we will pay the Macau government rent at an annual rate of MOP 30 (US$3.74) per square meter of land, or an aggregate annual amount of MOP 3,399,750 (US$424,258). Following completion of construction, annual rent per square meter will vary depending on the use of the areas within the site. The rent amounts may be adjusted every five years.

Macau peninsula Project

We are in the process of acquiring the Macau peninsula site, which has a size of approximately 6,480 square meters (approximately 69,750 sq. ft.), and is located on the shoreline of the Macau peninsula near the current Macau Ferry Terminal. Our purchase of the Macau peninsula site remains subject to important conditions, some of which are not in our control, including approval of the Macau government of an extension of the deadline for completion of development on the site.

Other Premises

Apart from the property sites for Crown Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. These office and storage premises are all leased.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by implementing and undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising includes magazine and print pieces, airport duratrans, roadway billboards, radio and television spots (as permitted by Macau laws), collateral and direct mail pieces and handouts. We hold various promotions and special events, operate loyalty programs and have developed a series of commission and other incentive-based programs for offer to junket operators and individuals alike, to be competitive in the Macau gaming environment. We seek to utilize the marketing resources of our founders, including Melco’s marketing teams and Crown’s existing gaming office network, to assist in sourcing customers for our properties. Marketing to Asian high-end customers requires specialist skills. Crown’s gaming office network is well experienced in this regard, and has developed close and long standing relationships with customers.

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

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires — SJM, which is controlled by Dr. Stanley Ho, the father of Mr. Lawrence Ho, our co-chairman and chief executive officer, Wynn Macau, a subsidiary of Wynn Resorts Ltd., and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise Limited, a joint venture formed by MGM-Mirage and Ms. Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to The Venetian Macau, a subsidiary of US-based LVS Corporation, the developer of Sands Macao and the Venetian Macao. MPBL Gaming obtained its subconcession under the concession of Wynn Macau.

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

If the Macau government were to allow additional competitors to operate in Macau through the grant of additional concessions or the approval of additional subconcessions, we would face additional competition.

SJM.  SJM holds one of the three gaming concessions in Macau and currently operates 19 casinos throughout Macau. SJM has opened new facilities such as Grand Lisboa, the Fisherman’s Wharf entertainment complex, and Ponte 16. SJM has also announced the construction of Oceanus, a new casino complex near the current Macau Ferry Terminal. Controlled by Dr. Stanley Ho, SJM has extensive experience in operating in the Macau market and long-established relationships in Macau.

Wynn Macau.  Wynn Macau holds a gaming concession and opened the Wynn Resorts (Macau) hotel casino in September 2006 on the Macau peninsula. Wynn Macau has also announced that it plans to develop several projects in Macau, including Wynn Cotai.

Galaxy.  Galaxy, the third concessionaire in Macau, currently operates five casinos which principally target high-limit gaming customers from China, primarily through relationships with junket operators in Macau. In October 2006, Galaxy opened the Galaxy StarWorld, a hotel and casino resort in Macau’s central business and tourism district. Galaxy has also announced plans to develop Galaxy Mega Resort in Cotai.

Las Vegas Sands.  With a subconcession under Galaxy’s concession, The Venetian Macau operates Sands Macao and the Venetian Macao in Cotai. The Venetian Macau has also submitted to the Macau government a development plan to develop additional hotel developments in Cotai, in partnership with some of the world’s leading hotel brands and operators, which would include additional casinos and other amenities.

MGM Grand Paradise Limited.  MGM-Mirage has entered into a joint venture agreement with Ms. Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho, our co-chairman and chief executive officer, to develop, build and operate a major hotel-casino resort in Macau. MGM Grand Paradise Limited, the joint venture, has been granted a subconcession under SJM’s concession. MGM Grand Paradise Limited has recently opened, in December 2007, the MGM Grand Macau, which is located next to the Wynn Resorts (Macau) on the Macau peninsula.

Cruise Ships.  Star Cruises (Hong Kong) Ltd., or Star Cruises, is a leading cruise line in the Asia Pacific region and is one of the largest cruise line operators in the world. Worldwide, Star Cruises presently operates a combined fleet of approximately 20 ships with more than 26,000 berths. Star Cruises vessels in Asia Pacific offer extensive gaming to their passengers. These cruise vessels will compete for Asian-based patrons with our gaming operations in Macau.

Other Asian Destinations.  We may also face competition from casinos and gaming resorts in Malaysia, North Korea, South Korea, the Philippines, Cambodia, Australia and New Zealand. Genting Highlands is a popular international gaming resort in Malaysia approximately a one-hour drive from Kuala Lumpur. Although successful, we believe that the Genting Highlands caters to a different market than Macau, in large part because of the distance and travel times from the Greater China population centers from which Macau is expected to draw its principal traffic. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. However, the Kangwon Land Casino recently opened in an old mining area of Korea that allows Korean nationals to gamble. There are also casinos in the Philippines, although they are relatively small compared to those contemplated for Macau. There are a number of casino complexes in certain tourist destinations in Cambodia such as Dailin, Bavet, Poipet, Sihanoukville and Koh Kong. We believe Australia currently offers the closest gaming facilities in Asia comparable to Las Vegas casinos. The major gaming markets in Australia are located in Sydney, Melbourne, the Gold Coast and Perth.

Singapore has legalized casino gaming and awarded one casino license to Las Vegas Sands Corporation and a second casino license to Genting International Bhd. in 2006. In addition, several other Asian countries are considering, or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Our regional competitors also include Crown’s Crown Casino Melbourne and Burswood Casino in Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau.

Intellectual Property

We have registered the trademarks “Mocha Club” and “City of Dreams” in Macau. We are currently examining the registration in Macau of certain other trademarks and service marks to be used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreements provide us the right to use the Grand Hyatt trademarks on a non-exclusive and non-transferable basis. In January 2007, we entered into trademark license agreements with Hard Rock Holdings Limited to use the Hard Rock brand in Macau, which we may use in City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for a hotel and casino facility at City of Dreams for a term of 10 years based on percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. Crown Melbourne Limited, the owner of a number of “Crown” trademarks in Macau licensed to us has an ongoing legal proceeding regarding a number of “Crown” trademarks in Macau. For more information, see “— Legal and Administrative Proceedings”.

Employees

We had 412, 599 and 4,928 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Employees	of Total	Employees	of Total	Employees	of Total

Mocha	401	97.3%	459	76.6%	545	11.1%
Crown Macau and City of Dreams(1)	11	2.7	134	22.4	4,330	87.9%
Corporate	—	—	6	1.0	53	1.0%

Total	412	100%	599	100%	4,928	100%

(1)	Includes project management and marketing staff.

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. See “Risk Factors — Risks Relating to the Completion and Operation of Our Projects — We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.”

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings pending or threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. Crown Melbourne Limited, a wholly-owned subsidiary of Crown and the owner of the “Crown” brand, registered a number of “Crown” trademarks in Macau in 1996 (“Initial Crown Marks”). In 2005, Crown Melbourne Limited sought to register other trademarks for the “Crown Towers” brand (“Secondary Crown Marks”). In August 2005, a company called Tin Fat Gestao E Investimentos Limitada, or Tin Fat, sought to have the registration of the Initial Crown Marks removed on the basis of non-use and opposed the application for registration of the Secondary Crown Marks. These challenges only relate to the “accommodation” class of registration, not the gaming class. Tin Fat is the operator of a hotel adjacent to the Macau airport, which changed its name in 2004/2005 to Golden Crown China Hotel (Macau). Tin Fat has applied to register Golden Crown China Hotel (Macau) and Crown Melbourne Limited has opposed that registration. Tin Fat’s challenges to the “Crown” trademark failed in the Macau Intellectual Property Department, the Court of First Instance in Macau and finally the Court of Second Instance in Macau. Tin Fat has exhausted all avenues for appeal in this matter. Tin Fat’s challenges to the “Crown Towers” trademark have failed both in the Macau Intellectual Property Department and in the Court of First Instance in Macau. In the “Crown Towers” matter, Tin Fat has lodged a further appeal to the Court of Second Instance in Macau (decision pending). As confirmed by the appellate court in the “Crown” matter and Court of First Instance in the “Crown Towers” matter, we believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business as licensed to us by Crown Melbourne Limited. We understand that Crown Melbourne Limited intends to vigorously defend the appeal lodged by Tin Fat.

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

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a registered corporation beyond the period of time prescribed by the Macau government may lose his rights to the shares. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:

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

The Macau government also requires prior approval for the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in connection with any financing. In addition, the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in respect of any public offering also requires the approval of the Macau government to be effective.

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

Anti-Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we will be required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006 of April 3, 2006 which came into effect on April 4, 2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006 and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos.

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

Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, we are required to track and mandatorily report cash transactions and granting of credit with the minimum amount of MOP 500,000 (US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, and after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We use an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically. We also train our staff on identifying and following correct procedures for reporting “suspicious transactions” and to make available for our employees our guidelines and training modules in our intranet and on-line sites.

Subconcession Contract

A summary of the key terms of MPBL Gaming’s subconcession contract is as follows:

Subconcession Term.  The subconcession contract will expire in June 2022, the current expiration date of Wynn Macau’s concession, or, if the Macau government exercises its redemption right, in 2017. Based on information from the Macau government, proposed amendments to the relevant legislation are being considered. We expect that if such amendments take effect, on the expiration date of MPBL Gaming’s subconcession, unless the subconcession term is extended, only that portion of casino premises within our developments to be designated with the approval of the Macau government, including all equipment, would automatically revert to the Macau government without compensation to us. Until such amendments come into effect, all of our casino premises and gaming equipment would revert automatically to the Macau government without compensation to us. The Macau government may exercise its redemption right by providing us one year’s prior notice and paying fair compensation or indemnity to us. The amount of such compensation or indemnity will be determined based on the amount of gaming revenue generated by City of Dreams during the tax year prior to the redemption. It would not reimburse us for any portion of the US$900 million paid to Wynn Macau for the subconcession.

Development of Gaming Projects/Financial Obligations.  The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Crown Macau and the City of Dreams project, by December 2010. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Operations in the Gaming Industry in Macau — Under MPBL Gaming’s

subconcession, the Macau government may terminate the subconcession under certain circumstances without compensation to MPBL Gaming, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.”

Payments.  In addition to the initial US$900 million that we paid to Wynn Macau when we obtained the subconcession, we are required to make certain payments to the Macau government, including a fixed annual premium per year of MOP 30 million (US$3.7 million) and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The variable premium is calculated as follows: (1) MOP 300,000 (US$37,437) per year for each gaming table (subject to a minimum of 100 tables) located in special gaming halls or areas reserved exclusively for certain kind of games or to certain players; (2) MOP 150,000 (US$18,719) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and (3) MOP 1,000 (US$125) per year for each electrical or mechanical gaming machine, including slot machines.

Termination Rights.  The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate MPBL Gaming’s subconcession in the event of non-compliance by us with our basic obligations under the subconcession and applicable Macau laws. The Macau government may be able to unilaterally rescind the subconcession contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	transfer of all or part of MPBL Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•	repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of MPBL Gaming;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of MPBL Gaming or the grant of a subconcession or entering into any agreement to the same effect; or

•	failure by a controlling shareholder in MPBL Gaming to dispose of its interest in MPBL Gaming, within 90 days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder no longer wishes to own shares in MPBL Gaming.

These events could lead to the termination of MPBL Gaming’s subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our subsidiaries which will operate our Macau projects. Upon such termination, the designated casino gaming premises and related equipment in Macau would automatically revert to the Macau government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default.

Ownership and Capitalization.  (1) Any person who directly acquires voting rights in MPBL Gaming will be subject to authorization from the Macau government, (2) MPBL Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in MPBL Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies, (3) any person who directly or indirectly acquires more than 5% of the shares in MPBL Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company), (4) the Macau government’s prior approval would be required for any recapitalization plan of MPBL Gaming, and (5) the Chief Executive of Macau could require the increase of MPBL Gaming’s share capital if he deemed it necessary. Under the authorization for the transfer of obligations, the Macau government has imposed that the transfer of shares in any direct or indirect shareholders of Melco Crown (CM) Hotel, Melco Crown (CM) Developments and Melco Crown (COD) Developments is subject to authorization from the Macau government.

Others.  In addition, the subconcession contract contains various general covenants and obligations and other provisions, with respect to which the determination as to compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective.

Tax

We were incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our subsidiaries incorporated in the Cayman Islands are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. However, we and our Cayman Islands subsidiaries are subject to Hong Kong profits tax on our activities conducted in Hong Kong.

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but in the case of Mocha Slot Group Limited, it was subject to a Macau complementary tax rate of 12% on activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to MPBL Gaming.

Our subsidiaries incorporated in Macau are subject to a Macau complementary tax of 12% on their activities conducted in Macau. Having obtained a subconcession, MPBL Gaming has applied and has been granted the benefit of a corporate tax holiday on corporate income tax, or complementary tax (but not gaming tax). This tax holiday exempts us from paying the Macau complementary tax on income from gaming generated by our development projects and Mocha Clubs, but we will remain subject to Macau complementary tax on profits from our non-gaming businesses for five years from 2007 to 2011. When this tax exemption expires, we cannot assure you that it will be extended beyond the expiration date.

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax on any profits arising in or derived from Hong Kong. Our Hong Kong subsidiary was set up for the purpose of entering into various administrative contracts, including office leases in Hong Kong.

Our subsidiaries incorporated in New Jersey and Delaware in the United States are subject to US federal and relevant state taxes.

Dividend Distribution

Restrictions on Distributions.  We are a holding company with no material operations of our own. Our assets consist, and will continue to consist, of our shareholdings in our subsidiaries. Our subsidiaries’ current and future financing facilities will restrict our subsidiaries’ ability to pay dividends to us and any financings we may enter into will likely restrict our ability to pay dividends to our shareholders. There is a blanket prohibition on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the

City of Dreams, the relevant subsidiaries will only be able to pay dividends if they satisfy certain financial tests and conditions.

Distribution of Profits.  All of our subsidiaries incorporated in Macau are required to set aside a minimum ranging from 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the boards of directors of the subsidiaries. As of December 31, 2005, 2006 and 2007, the balance of the reserve amounted to US$2,000 in each of those periods.

C. ORGANIZATIONAL STRUCTURE

Current Corporate Structure

We are a holding company for the following principal operating subsidiaries: (1) MPBL Gaming, which is the holder of our subconcession; (2) Melco Crown (CM) Hotel, (3) Melco Crown (CM) Developments, (4) Melco Crown (COD) Developments, and (5) MPBL Peninsula.

At the time of our initial public offering, through three intervening holding company subsidiaries incorporated in the Cayman Islands and wholly-owned by us (1) Melco PBL Holdings Limited, (2) Melco PBL International Limited, or MPBL International, and (3) Melco PBL Investments Limited, or MPBL Investments, we held all of the class B shares of MPBL Gaming, representing 72% of the voting control of MPBL Gaming and the rights to virtually all the economic interests in MPBL Gaming. All of the class A shares of MPBL Gaming, representing 28% of its outstanding capital stock, was owned by PBL Asia Limited, or PBL Asia (as to 18%) and, as required by Macau law, the managing director of MPBL Gaming (as to 10%). Mr. Lawrence Ho was appointed to serve as the managing director of MPBL Gaming. The class A shares were entitled as a class to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming. MPBL Investments, PBL Asia, the managing director of MPBL Gaming and MPBL Gaming entered into a shareholders’ agreement under which, among other things, PBL Asia agreed to vote its class A shares in the same manner as the class B shares on all matters submitted to a vote of shareholders of MPBL Gaming.

Prior to the close of the City of Dreams Project Facility, three more holding companies were incorporated through which we now hold our shares in MPBL Gaming: (1) Melco PBL Nominee One Limited, or MPBL Nominee One, a Cayman Islands company, which is a 100% subsidiary of MPBL International and now holds 100% of the shares in MPBL Investments which in turn holds approximately 90% of the shares in MPBL Gaming; (2) Melco PBL Nominee Three Limited, or MPBL Nominee Three, a 100% subsidiary of MPBL Nominee One, which now holds one class A share in MPBL Gaming; and (3) Melco PBL Nominee Two Limited, or MPBL Nominee Two, which holds a minority shareholding in MPBL Gaming’s Macau operating companies.

The above shareholding structure of MPBL Gaming was completed when PBL Asia transferred its 1,799,999 class A shares in MPBL Gaming to MPBL Investments and its one class A share to MPBL International on June 12, 2007 and when MPBL International transferred its one class A share in MPBL Gaming to MPBL Nominee Three on August 13, 2007. Mr. Lawrence Ho remains the Managing Director and 10% shareholder of MPBL Gaming. The shareholders’ agreement for MPBL Gaming was terminated on December 7, 2007.

We also incorporated a direct wholly-owned subsidiary in Hong Kong, Melco Crown Hospitality and Services Limited, for the purpose of entering into various administrative contracts, including leases for administrative office space, in Hong Kong.

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our major subsidiaries as of March 15, 2008.

(1)	In respect of shares of each Macau subsidiary shown above, the shares are owned as to 96% by MPBL Gaming and 4% by Melco PBL Nominee Two Limited, except for the subsidiary referred to in footnote 2 below.

(2)	The shares of this company are owned as to 99.98% by MPBL Gaming, 0.01% by Melco PBL Nominee Three Limited and 0.01% by Melco PBL Nominee Two Limited.

D. PROPERTY, PLANT AND EQUIPMENT

See “Item 4. Information on the Company — B. Business Overview” for information regarding our material tangible property, plants and equipment.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with, and is qualified in its entirety by, the audited consolidated financial statements and the notes thereto in this Annual Report on Form 20-F. Certain statements in this “Operating and Financial Review and Prospects” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.

Our audited historical consolidated financial statements and the audited historical financial statements of Mocha have been prepared in accordance with U.S. GAAP.

Overview

We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities focused exclusively on the Macau market. We currently own and operate Crown Macau which opened on May 12, 2007 and Mocha Clubs, a non-casino based operation of electronic gaming machines, which has been in operation since September 2003. We commenced constructing City of Dreams, an integrated urban entertainment resort, in 2006. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Early Stage of Development”. For detailed information regarding our operations and development projects, see “Item 4. Information on the Company — B. Business Overview”.

A. OPERATING RESULTS

Operations

Crown Macau

We opened Crown Macau on May 12, 2007 and it became fully operational by July 14, 2007. Crown Macau currently features a casino area of approximately 183,000 sq. ft. with a total of approximately 240 gaming tables and approximately 240 gaming machines, 216 deluxe hotel rooms, including 24 suites and eight villas, four fine dining and four casual restaurants, recreation and leisure facilities, including a health club, pool and spa and lounges and meeting facilities.

Since our opening of Crown Macau, we have further enhanced and refined the casino in response to market demand.

Mocha

The Mocha Clubs have grown rapidly since the inception of Mocha in March 2003 and MPBL Gaming currently operates seven Mocha Clubs in Macau with a total of approximately 1,100 gaming machines in operation.

Development Projects

City of Dreams

City of Dreams is being developed to include a casino, three luxury hotels, a performance theatre, retail and food and beverage outlets, an apartment hotel complex, entertainment venues, conference, banqueting and ballroom facilities and other amenities. Upon completion, the City of Dreams development is currently planned to feature approximately 420,000 square feet of gaming space with a capacity of approximately 550 table games and 1,500 gaming machines, 2,200 suites/rooms, approximately 175,000 square feet of retail space, 100,000 square feet of conference rooms and ballrooms together with a wet stage performance theater and a live performance venue. We target the casino to be substantially completed as part of the first phase.

The Macau Peninsula Site

We continue to review and further develop plans for our third development site, located on the shoreline of the Macau peninsula near the current Macau Ferry Terminal with an area of approximately 6,480 square meters (approximately 69,750 sq. ft.). Our plans for this site are subject to completing the acquisition of the site and certain conditions including meeting applicable Macau regulatory requirements.

The Macau Studio City Project

We expect to commence operating the casino portions of the Macau Studio City, a large scale integrated gaming, retail and entertainment resort development at Cotai under a services agreement with New Cotai Entertainment (Macau) Limited upon the completion of construction and occurrence of opening date for this project. Other than entering into this services agreement, there have been no operating cashflows associated with this project.

Summary of Financial Results

The following summarizes the results of our operations:

	For the Years Ended December 31,
	2005	2006	2007
	(In thousands of US$)

Net Revenue	$17,328	$36,101	$358,613
Operating costs and expenses	(21,050)	(93,754)	(554,430)
Operating loss	(3,722)	(57,653)	(195,817)
Net loss	$(3,259)	$(73,479)	$(178,151)

Our results of operations for the years presented are not comparable for the following reasons:

•	Prior to September 2006, we did not hold a concession or subconcession to operate gaming activities in Macau and operated under a services agreement with SJM.

•	On September 8, 2006, we acquired a Macau subconcession for consideration of $900 million.

•	From September 2006 up until the opening of Crown Macau in May 2007, Mocha Clubs was our sole operating business.

•	On May 12, 2007, Crown Macau opened and was fully operational by July 14, 2007.

Our historical financial results may not be characteristic of our potential future results as we continue to develop and open new properties. In addition to our debt facility we currently rely on operating cash flows from only two businesses, Crown Macau and Mocha Clubs, which expose us to certain risks that competitors, whose operations are more diversified, may be better able to control.

Key Performance Indicators (KPIs)

In leading our company to the achievement of our objectives and strategies, we monitor our performance utilizing gaming resort industry key performance indicators.

For Casino Revenue, KPIs are defined as follows:

•	Table games win: the amount of wagers won net of wagers lost that is retained and recorded as casino revenue.

•	Drop: the amount of cash and net markers issued that are deposited in a gaming table’s drop box.

•	Turnover: the sum of all wagers.

•	Gaming machine handle (volume): the gross amount of wagers placed in gaming machines.

•	Win percentage — gaming machines: actual win expressed as a percentage of gaming machine handle.

•	Hold percentage: the amount of win (calculated before discounts and commissions) as a percentage of drop.

•	Expected hold percentage: casino win based upon our mix of games as a percentage of drop assuming theoretical house advantage is achieved.

There are also additional Macau specific indicators utilized to monitor table game performance in Macau, relating to the VIP and mass market segments. VIP indicators are known as rolling chip indicators and mass market indicators are known as non-rolling chip indicators.

•	Rolling chip volume: the amount of non-negotiable gaming chips wagered and lost by the VIP market segment.

•	Rolling chip performance indicator: VIP table games win as a percentage of rolling chip volume.

•	Non rolling chip volume: the amount of table games drop in the mass market segment.

•	Non rolling chip performance indicator: Mass market table games win as a percentage of non-rolling chip volume.

Rolling chip volume and non-rolling chip volume are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Non-rolling chip volume measures buy in. Therefore rolling chip volume will generally be substantially higher than non-rolling chip volume.

Our expected rolling chip table games hold percentage (calculated before discounts and commissions) is 2.7%, our expected non-rolling chip table games hold percentage is in the range from 16%-18% and our expected gaming machine hold percentage is in the range from 6%-9%.

For Hotel revenue, KPIs are defined as follows:

•	Average Daily Rate (“ADR”): calculated by dividing total room revenue (less service charges, if any) by total rooms occupied, i.e. average price of occupied rooms per day.

•	Revenue per Available Room (“REVPAR”): calculated by dividing total room revenue (less service charges, if any) by total rooms available, thereby representing a summary of hotel average daily room rates and occupancy.

•	Hotel occupancy rate: the average percentage of available hotel rooms occupied during a period.

As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Our business is and will be influenced most significantly by the growth of the gaming and leisure market in Macau. Such growth will be affected by visitation to Macau and whether Macau develops into a popular international destination for gaming patrons, other customers of leisure and hospitality services and MICE attendees, as well as our ability to compete effectively against our existing and future competitors for market share.

We expect that the hotel operating revenues at our development projects will be affected primarily by the number of rooms to be operated, room rates and occupancy rates, as well as the popularity of our food and beverage outlets at our hotels. We expect hotel operating expenses to consist mainly of labor, and costs of operating supplies.

Our business is affected by the markets for both commercial (including retail) and residential real estate in Macau. Our plan to monetize the apartment hotel complex located in City of Dreams will be subject to fluctuations in the Macau real estate market. In addition, fluctuations in the real estate market will affect the land premium that we pay if we complete the acquisition of the Macau peninsula site.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Revenues

Consolidated net revenues were US$358.6 million for 2007, an increase of US$322.5 million (or 893.4%) from US$36.1 million for 2006. The increase in net revenues was principally due to the commencement of operations at Crown Macau with effect from May 2007 which contributed US$277.2 million revenue for 2007 and the change in reporting of Mocha Clubs revenues from a service fee basis of US$36.1 million in 2006 to a gross gaming revenue basis of US$81.4 million in 2007 as a result of obtaining the subconcession in September 2006.

Consolidated net revenues in 2007 comprised of US$339.7 million in casino revenue (94.7% of total net revenues) and US$18.9 million of net non-casino revenues (5.3% of total net revenues). Consolidated net revenues in 2006 comprised of US$34.6 million in casino revenues (95.8% of total net revenues) and US$1.5 million of net non-casino revenues (4.2% of total net revenues).

Casino revenues for the year ended December 31, 2007 of US$339.7 million represented a US$305.1 million (or 881.8%) increase from casino revenues of US$34.6 million for the year ended December 31, 2006. Crown Macau’s hold percentage for VIP rolling chip table games was 2.4% for the year ended December 31, 2007, below our expected level of 2.7%. Rolling chip volume was US$14.4 billion. In the mass table games segment, drop (non rolling chip) totaled US$240.6 million and the average table games win percentage was 16.5%, within the expected range of 16% to 18%. Gaming machine handle (volume) was US$142.1 million and gaming machine revenue was US$9.8 million. Mocha Club’s average net win per gaming machine per day for 2007 was US$219.7, an increase of approximately US$10 over 2006.

Room revenue for the year ended December 31, 2007 was US$5.7 million. ADR, occupancy and REVPAR were US$265.8, 66% and US$173.8, respectively.

Other non-casino revenues for the year ended December 31, 2007 included food and beverage revenue of US$11.2 million, and entertainment, retail and other revenue of approximately US$2 million. Other non-casino revenue for the year ended December 31, 2006 included food and beverage revenue of US$1.5 million.

Operating costs and expenses

Total operating costs and expenses were US$554.4 million for the year ended December 31, 2007, an increase of US$460.6 million (or 491.0%) from US$93.8 million for the year ended December 31, 2006. The increase in operating costs of US$272.7 million primarily related to Crown Macau becoming operational in May 2007, increase of US$45.0 million in general and administrative costs, increase of US$28.4 million in pre-opening costs relating to the Crown Macau and City of Dreams projects, amortization of gaming subconcession of US$42.9 million, increase of US$4.9 million in amortization of land use rights, and increase in depreciation and amortization of building and equipment of US$29.6 million. The increase was partially offset by a decrease in impairment loss recognized in relation to the termination of the slot lounge services agreement in 2006.

Casino.  Casino expenses increased by 1,361.6% from US$18.8 million in 2006 to US$274.4 million in 2007, primarily due to the commencement of operations of Crown Macau. In addition, having obtained our subconcession in September 2006, we incurred Macau taxes and other government dues totaling US$187.8 million on gaming revenue generated from Crown Macau and Mocha Clubs. We did not incur any Macau taxes and other government dues prior to the grant of the subconcession.

Food, beverage and others.  Food, beverage and other expenses increased by 1,048.7% from US$0.5 million in 2006 to US$6.1 million in 2007, primarily due to commencement of operation of Crown Macau.

Rooms.  Room expenses of US$11.5 million for 2007 represents costs in operating the hotel facility at Crown Macau.

General and administrative.  General and administrative expenses increased by 297.9% from US$15.1 million in 2006 to US$60.1 million in 2007, primarily due to the increase in staff at both corporate and Crown Macau, directors’ and officers’ liability insurance, and an increase in professional services fees in connection with US regulatory compliance and our second public offering in November 2007.

Selling and marketing.  Selling and marketing expenses increased significantly from US$3.5 million in 2006 to US$48.3 million in 2007, primarily due to an increase in marketing and promotion expenses in connection with the Crown Macau opening event and Mocha Clubs promotional activities.

Pre-opening costs.  Pre-opening costs increased significantly from US$11.7 million in 2006 to US$40 million in 2007, related principally to pre-opening costs, such as personnel training costs, equipment costs and other administrative costs, in connection with the development of the Crown Macau leading up to its opening in May 2007 and the future opening of City of Dreams.

Amortization of gaming subconcession.  Amortization of gaming subconcession increased by 299.7% from US$14.3 million in 2006 to US$57.2 million in 2007. We began to amortize the subconcession in October 2006 after we obtained the subconcession.

Amortization of land use rights.  Amortization of land use rights expenses increased by 39.8% from US$12.4 million in 2006 to US$17.3 million in 2007. The increase was primarily due to the revised land concession cost for City of Dreams by US$41.7 million in October 2007, which in turn increased the amount of monthly amortization.

Depreciation and amortization.  Depreciation and amortization expense increased significantly from US$9.8 million in 2006 to US$39.5 million in 2007 as we began to depreciate the building costs associated with Crown Macau in May 2007 upon the commencement of its operations.

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses, write off and amortization of deferred financing costs and loan commitment fees, foreign exchange gain and loss as well as other non-operating income.

Interest income increased significantly from US$816,000 in 2006 to US$18.6 million in 2007, mainly due to additional invested cash balances that resulted primarily from borrowings under the City of Dreams Project Facility that had not yet been spent and the proceeds from our second public offering.

The decrease in interest expense from US$1.2 million for 2006 to US$770,000 for 2007 was a result of the capitalization of interest expense incurred for the US$1.75 billion City of Dreams Project Facility. In 2006, the interest expense incurred for the gaming subconcession facility was not capitalized.

We had written off US$12.7 million of deferred financing costs related to the gaming subconcession facility which was fully repaid in 2006. Amortization of deferred financing costs and loan commitment fees of US$1.0 million and US$4.8 million in 2007 related to the US$1.75 billion City of Dreams Project Facility.

The foreign exchange gains for 2007 were US$3.8 million mainly resulting from foreign exchange transaction gains on H.K. dollar payables, compared to US$55,000 of foreign exchange gains for 2006. Other non-operating income decreased from US$285,000 in 2006 to US$275,000 in 2007.

Income tax credit

Income tax credit decreased from US$1.9 million in 2006 to US$1.5 million in 2007 due to Hong Kong profits tax provisions of US$1.4 million recognized in 2007 for chargeable income in Hong Kong. The increase in tax provision was offset by an increase of deferred tax credits in 2007 of US$1.0 million and in 2007 the Macau government granted to MPBL Gaming, a subconcessionaire benefit in the form of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011.

Minority interest

A share of loss by minority shareholders amounted to US$5.0 million in 2006, compared with a share of loss by minority shareholders of nil in 2007. The 2006 losses comprised Melco’s share of our income and loss through the 20% interest in MPBL (Greater China) that it held until October 2006.

Net loss

As a result primarily of the foregoing, there was a net loss of US$73.5 million and US$178.2 million in 2006 and 2007, respectively.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues

Consolidated net revenues were US$36.1 million in 2006, an increase of US$18.8 million (or 108.3%) from US$17.3 million in 2005. The increase was due partly to obtaining the subconcession, which resulted in a change in reporting of Mocha Clubs revenues from a service fee basis prior to the subconcession to a gross gaming revenue basis during September 2006. The increase was also due to the opening of the new Mocha Clubs in November 2005 and January 2006 and the increase in the weighted average number of gaming machines at the Mocha Clubs from 634 for 2005 to 937 for 2006. The increase was offset in part by a decrease in the average daily net win per machine from HK$1,787 (US$229.10) for 2005 to HK$1,632 (US$209.80) for 2006. We believe the decrease was primarily attributable to: (1) a ramp-up period for the two Mocha Clubs, which we added in November 2005 and January 2006, during which time the number of customers visiting these facilities was relatively low; (2) a reduction in the number of customers visiting the Kampek Mocha Club, which was the largest Mocha Club, as we were in the process of relocating this facility (as required upon our obtaining the subconcession) and began to reduce advertising promotions for this facility; and (3) an increase in market competition as a result of the openings of a number of new casinos, including Wynn Macau and Galaxy StarWorld. Average daily net win per machine was HK$1,931 (US$248.20) in the fourth quarter of 2006 and HK$1,646 (US$211.60) in December 2006.

Operating costs and expenses

Total operating costs and expenses increased by 345.4% from US$21.1 million in 2005 to US$93.8 million in 2006, primarily due to the one-time impairment loss of US$7.6 million that we incurred in connection with the termination of the services agreements with SJM, a US$8.8 million increase in amortization of land use rights, an amortization of US$14.3 million in connection with the subconcession obtained in September 2006, a US$10.9 million increase in pre-opening costs relating to the Crown Macau and City of Dreams projects, an impairment loss of approximately US$1.1 million on certain plant and equipment in connection with the relocation of the Kampek Mocha Club to Marina Plaza for 2006, which is determined based on the net book value of the plant and equipment involved and the opening of additional Mocha Clubs.

Casino.  Casino expenses increased by 195.7% from US$6.4 million in 2005 to US$18.8 million in 2006, primarily due to the opening of additional Mocha Clubs and an increase in labor costs. In addition, having obtained the subconcession in September 2006, we recorded Macau taxes and other government dues totaling US$7.5 million on gaming revenue from Mocha Clubs.

Food, beverage and others.  Food, beverage and other expenses decreased by 11.1% from US$596,000 in 2005 to US$530,000 in 2006, primarily due to the closure of the Mocha Club at Kampek in September 2006.

General and administrative.  General and administrative expenses increased by 251.2% from US$4.3 million in 2005 to US$15.1 million in 2006, primarily due to the incurrence of expenses to establish our corporate administrative offices and an increase in salaries and benefits for our general and administrative personnel as we hired additional personnel in connection with our development projects, and an increase in professional services fees and public relations expenses in connection with our initial public offering in December 2006.

Selling and marketing.  Selling and marketing expenses increased by 557.5% from US$0.5 million in 2005 to US$3.5 million in 2006, primarily due to an increase in marketing and promotion expenses that we incurred for promoting the Mocha Clubs and in connection with promoting the Crown Macau in anticipation of its opening in 2007.

Pre-opening costs.  Pre-opening costs increased by 1,499.9% from US$0.7 million in 2005 to US$11.7 million in 2006, due to principally pre-opening costs, such as personnel training costs, equipment costs and other administrative costs, in connection with the development of the Crown Macau and the City of Dreams.

Amortization of gaming subconcession.  Amortization of gaming subconcession for the year was US$14.3 million in 2006. We began to amortize the subconcession in October 2006.

Amortization of land use rights.  Amortization of land use rights expenses increased by 249.6% from US$3.5 million in 2005 to US$12.4 million in 2006. In 2006, we amortized land use rights in connection with both the Crown Macau and City of Dreams sites, whereas in 2005, we only amortized land use rights in connection with the Crown Macau site.

Depreciation and amortization.  Depreciation and amortization expenses increased by 98.2% from US$5.0 million in 2005 to US$9.8 million in 2006 primarily due to costs associated with the roll out of new machines and amortization of leasehold improvements of Mocha Clubs.

Impairment loss recognized on slot lounge services agreements.  We recognized a one-time impairment loss of US$7.6 million in 2006. See “— Overview of Financial Results — Operating Costs and Expenses — Impairment loss recognized on slot lounge services agreements.”

Non-operating income (expenses)

Non-operating income (expenses) consist of interest income and expenses, write-off of deferred financing costs, foreign exchange gain and loss as well as other non-operating income.

Interest income decreased significantly from US$2.5 million in 2005 to US$816,000 in 2006, primarily due to the significant decrease in cash and cash equivalents on our balance sheet as our cash used in operating activities increased significantly to pay for construction and other costs in connection with our development projects.

In addition, interest expense increased significantly from US$2.0 million in 2005 to US$11.2 million in 2006. The increase in interest expenses was primarily attributable to interest expense incurred for the US$500 million Subconcession Facility drawn prior to its full repayment with the proceeds from our initial public offering. Deferred financing cost of US$12.7 million was written off primarily in relation to the repayment of US$500 million under the Subconcession Facility as of December 31, 2006.

The foreign exchange loss amounted to US$570,000 in 2005 primarily resulting from foreign exchange transaction losses on H.K. dollar payables, compared to a US$55,000 foreign exchange gain in 2006. Other non-operating income increased from US$146,000 in 2005 to US$285,000 in 2006.

Income tax credit

An income tax credit of US$91,000 in 2005, compared to an income tax credit of US$1.9 million in 2006 was due to a greater deferred tax credit that we benefited from in 2006.

Minority interest

A share of loss by minority shareholders was US$0.3 million in 2005, compared to a share of loss by minority shareholders of US$5.0 million in 2006, comprising Melco’s share of our income and loss through the 20% interest in MPBL (Greater China) that it held until October 2006.

Net loss

As a result primarily of the foregoing, there was a net loss of US$3.3 million and US$73.5 million in 2005 and 2006, respectively.

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

We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Valuation of Long-Lived Assets, including Goodwill and Purchased Intangible Assets

We review the carrying value of our long-lived assets, including goodwill and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of the carrying value of long-lived assets, other than goodwill and purchased intangible assets with indefinite useful lives, is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value. If an asset is still under development, future cash flows include remaining construction costs.

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

Impairment of Long-Lived Assets (Other Than Goodwill)

We evaluate the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. As of December 31, 2005, based on the results of our assessment, no impairment of long-lived assets, including goodwill and purchased intangible assets was noted. We recognized an impairment loss amounting to $7.6 million and $1.1 million on the slot lounge services agreement and relocation of a slot lounge during the year ended December 31, 2006. In addition, an impairment loss of $0.4 million was recognized on the reconfiguration of Crown Macau’s casino operations to further target the VIP segment during the year ended December 31, 2007, as determined based on the net book values of the plant and equipment involved.

Business Combinations

We have made a number of acquisitions to date and may make further strategically important acquisitions in the future. When recording an acquisition to date, we allocate the purchase price of the acquired company to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. We obtain valuation reports from independent appraisers to assist in determining the fair values of identifiable intangible assets. These valuations require us to make significant estimates and assumptions which include future expected cash flows, discount rates, and the period of time the acquired business activities will continue. Such assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions and estimates.

Share-based Compensation

We issued share based compensation under our Share Incentive Plan in 2006 and 2007. Share-based payments are measured using SFAS No. 123(R), Share Based Payment, an amendment of FASB Statement No. 123 (“SFAS 123R”). We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the service period. We use the Black-Scholes valuation model to value the equity instruments issued. The Black-Scholes valuation model requires the use of highly subjective assumptions of expected volatility of the underlying stock, risk-free interest rates, the expected term of options granted and estimated forfeitures. Changes in the subjective input assumptions may materially affect the fair value estimate. Management determines these assumptions through internal analysis and external valuations utilizing current market rates, making industry comparisons and reviewing conditions relevant to our Company.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Prior to termination of the service agreement with Sociedade de Jogos de Macau, S.A. (“SJM”) in 2006, slot lounge gaming revenue was recognized on an accrued basis in accordance with the contractual terms of the respective service agreement. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Following termination of the service agreement with SJM, the Company, through its wholly-owned subsidiary MPBL Gaming, generates slot lounge gaming revenue under the gaming subconcession. Slot lounge gaming revenue is measured as the aggregate net difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Other casino revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided. Advance deposits on rooms are recorded as customer deposits until services are provided to the customer.

Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force, or EITF, consensus on Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF 01-9 requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is included in the casino operating expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. At December 31, 2007, a substantial portion of the Company’s markers were due from customers residing in foreign countries.

Accounts receivable, including casino receivables, is typically non-interest bearing and is initially recorded at cost. Accounts are written off when management deems it is probable the amount is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on our consolidated financial statements.

Accounting for Derivative Instruments and Hedging Activities

We seek to manage market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments. We account for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and all amendments thereto. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the income statement or in other comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contracts.

Recent Changes in Accounting Standards

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurement”. The standard defines fair value and provides a framework for using fair value to measure assets and liabilities. SFAS No. 157 establishes the principle that fair value should consider characteristics specific to the asset or liability based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 is effective for us beginning in fiscal 2008, though early adoption is permitted. We are evaluating the impact, if any, of the adoption of SFAS No. 157, though we do not expect a material impact on the Company’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value, which are not otherwise currently required to be measured at fair value. The decision to measure items at fair value is made at specific election dates on an irrevocable instrument-by-instrument basis and requires recognition of that changes to fair value option has been elected. Fair value instruments for which the fair value option has been elected and similar instruments measured using another measurement attribute are to be distinguished on the face of the statement of financial position. SFAS No. 159 is effective for our 2008 fiscal year, although early adoption is permitted. We are evaluating the impact if any of the adoption of SFAS No. 159, though we do not expect a material impact in the Company’s financial position, results of operations and cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, or SFAS No. 141R. The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. We are evaluating the impact, if any, of the adoption of SFAS No. 141R, though we do not expect to have a material impact on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidation Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a non-controlling interest, sometimes parent”. The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We are currently evaluating the impact of the adoption of SFAS No. 160.

B. LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2005	2006	2007
	(In thousands of US$)

Net cash provided by (used in) operating activities	$4,284	$(20,237)	$151,138
Net cash used in investing activities	(181,258)	(38,645)	(972,620)
Net cash provided by financing activities	191,206	623,109	1,072,905

Net increase in cash and cash equivalents	14,232	564,227	251,423
Cash and cash equivalents at beginning of year	5,537	19,769	583,996

Cash and cash equivalents at end of year	$19,769	$583,996	$835,419

Operating activities

Net cash used in operating activities was US$20.2 million in 2006, compared to the US$151.1 million net cash provided by operating activities in 2007. This was primarily attributable to the opening of Crown Macau and the greater revenue generated from Mocha Clubs after obtaining the gaming sub-concession in September 2006 with gross revenue reported in full instead of previously as 31% of the total gaming machine win. Net cash used in operating activities totaled US$20.2 million in 2006, compared to US$4.3 million net cash provided by operating activities in 2005. The primary reason for the decrease was a significant increase in general and administrative costs, slot lounge operating expenses and pre-opening costs.

Investing activities

Net cash used in investing activities was US$38.6 million in 2006, compared to the US$972.6 million in 2007 related primarily to capital expenditure increase of US$645.6 million for the completion of Crown Macau and the ongoing development of City of Dreams. In 2007 the acquisition of property and equipment amounted to US$668.3 million, as compared to 2006 acquisition cash outflows of US$22.7 million. In 2006, land premium of US$12.4 million was paid for the Crown Macau site.

The increase was also in relation to restricted cash of US$299.0 million representing the balance of the US$500 million drawdown against the senior secured facilities in September 2007. Drawdown proceeds from the facilities must be deposited into restricted accounts and pledged to the credit facility lenders.

Net cash used in investing activities was US$181.3 million in 2005, compared to the US$38.6 million in 2006 with the additional cash outflow in 2005 largely attributable to the acquisition of other assets and land use rights.

Financing activities

Proceeds from Our Offerings.  Net cash provided by financing activities amounted to US$1,072.9 million for the year ended December 31, 2007, primarily due to proceeds from the sale of additional ADSs pursuant to the exercise of the underwriters’ over-allotment option in January 2007, which amounted to US$160.6 million after underwriting discounts and commissions, following our initial public offering in December 2006, and proceeds from our second public offering in November 2007, which amounted to US$563.8 million after underwriting discounts and commissions. Net cash provided by financing activities amounted to US$623.1 million in 2006, primarily due to the proceeds from our initial public offering, which amounted to approximately US$1.1 billion after underwriting discounts and commissions with US$500 million of the US$1.1 billion immediately used for the repayment of the Subconcession Facility.

Shareholder Loans and Contributions.  In March 2007, we fully repaid the amounts outstanding due to Melco and PBL as at the end of 2006 totaling US$96.6 million. As of December 31, 2007, we have approximately US$116.2 million of outstanding shareholder loans from Melco and Crown, of which amount, US$114.6 million was in the form of a fixed term loan at an interest rate of 3-months HIBOR per annum repayable in May 2009, and the remaining balance of US$1.6 million was repayable on demand and non-interest bearing. As of December 31, 2007, Crown replaced PBL as shareholder of the Company as discussed in note 1 of financial statements.

No fees or proceeds are payable to Melco and Crown in return for their contributions to us or our subsidiaries and their future economic interest in us is solely based on their share ownership in forming our company.

MPBL Crown Macau Developments Project Facility.  On February 13, 2006, our subsidiary, MPBL Crown Macau Developments entered into a two tranche HK$1.28 billion (US$164.5 million) term loan facility with lenders led by Bank of China Limited, Macau Branch, and Banco Nacional Ultramarino, S.A. to finance the construction of the Crown Macau. This facility was never drawn down and was cancelled in June 2007.

City of Dreams Project Facility.  On September 5, 2007, MPBL Gaming and certain other subsidiaries specified as guarantors, or the Borrowing Group, entered into the US$1.75 billion City of Dreams Project Facility to finance a portion of the total project costs of City of Dreams. On September 24, 2007, the first drawdown comprised of both Hong Kong dollars and US dollars equivalent of US$500 million was made under the City of Dreams Project Facility. Financing cost and commitment fee in relation to the City of Dreams Project Facility of US$49.7 million and US$3.8 million were paid accordingly during the year ended December 31, 2007.

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

Description of Our Indebtedness

City of Dreams Project Facility

As previously described, we are currently constructing the City of Dreams. The budgeted cost of construction and development are funded from a combination of the following sources:

•	a portion of the net proceeds from our initial offering and our second public offering in December 2006 and November 2007 respectively;

•	borrowings under the US$1.75 billion City of Dreams Project Facility; and

•	cashflow generated from the operations of our existing businesses.

Drawdown

The final maturity date of the term loan facility is September 5, 2014 and the final maturity date of the revolving credit facility is September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the term loan facility.

Drawdowns on the term loan facility are, subject to satisfaction of conditions precedent, available in minimum amounts of US$5 million (approximately HK$39 million) until January 5, 2010. The revolving credit facility will be made available on a fully revolving basis from, in the case of any drawing for general working capital purposes or purposes of meeting cost overruns associated with the City of Dreams project, the date upon which the term loan facility has been fully drawn, to the date that is one month prior to the revolving credit facility’s final maturity date.

All drawings under the City of Dreams Project Facility are to be paid into a disbursement account that will be subject to security. The first drawdown under the City of Dreams Project Facility took place on September 24, 2007 in an amount equivalent to US$500 million, of which the equivalent of approximately US$396.9 million is denominated in Hong Kong dollars and the remainder is denominated in United States dollars. Subsequent drawdowns under the City of Dreams Project Facility are subject to, among others, satisfaction of conditions precedent specified in the City of Dreams Project Facility, including registration of the land concession, execution of direct contracts between the lenders and major contract counterparties, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants certifying the amount paid or payable for the construction cost. MPBL Gaming is also required to undertake a program to hedge exposures to interest rate fluctuations under the City of Dreams Project Facility and in certain circumstances, currency fluctuations. The interests of the hedging counterparties under the hedging agreements are secured on a pari passu basis with the lenders.

Repayment

The term loan facility will be repaid in quarterly installments according to an amortization schedule commencing September 5, 2010. Each revolving credit facility loan will be repaid in full on the last day of an agreed upon interest period ranging from one to six months, or rolled-over.

MPBL Gaming may make voluntary prepayments in respect of the term loan facility and the revolving credit facility, subject to certain conditions, without premium or penalty other than break costs, in minimum amounts of US$20 million following the completion of the City of Dreams project and in full prior to completion. Voluntary prepayments will be applied to the principal outstanding on the City of Dreams Project Facility and to maturities on a pro-rata basis and amounts prepaid will not be available for redrawing.

We must make mandatory prepayments in respect of the following amounts within the Borrowing Group under the City of Dreams Project Facility: all of (1) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group and all of the net proceeds of any permitted debt issuance of any member of the Borrowing Group; (2) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions; (3) net termination proceeds paid under MPBL Gaming’s subconcession, any lease agreement, the hotel management agreements, or any other material contracts or agreements (subject to certain exceptions); (4) the net proceeds or liquidated damages paid pursuant to obligation, default or breach under the certain documents relating to the City of Dreams project; (5) the insurance proceeds net of expenses to obtain such proceeds, subject to reinvestment rights and certain exceptions; and (6) excess cashflow (as defined under various financial ratio tests).

Accounts

The terms of the City of Dreams Project Facility require that all of the revenues of the gaming business operated by MPBL Gaming, including Crown Macau and City of Dreams, be paid into bank accounts established by MPBL Gaming, secured in favor of the security agent for the benefit of the lenders. In addition, subject to certain exceptions, all of the accounts of all of the members of the Borrowing Group have been pledged as security for the indebtedness. Subject to such security, such revenues will be paid out in order of priority, in accordance with specified cash waterfall arrangements.

Interest and Fees

The U.S. dollar and H.K. dollar denominated drawdowns will bear an initial interest rate of LIBOR and HIBOR plus a margin of 2.75% per annum. Upon substantial completion of the City of Dreams Project, the margin will be reduced to 2.5% per annum, respectively. The interest rate margin will be further adjusted in accordance with the total debt to EBITDA ratio on a consolidated basis in respect of the Borrowing Group after the completion of the construction of the City of Dreams project. We are obligated to pay a commitment fee quarterly in arrears from

September 5, 2007 throughout the availability period. The commitment fee is payable on the daily undrawn amount under the relevant term loan facility and revolving credit facility.

Melco and Crown Support

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and PBL (Crown’s predecessor) each provided an undertaking to Deutsche Bank AG, Hong Kong Branch, as agent under the City of Dreams Project Facility, to contribute additional equity up to an aggregate of US$250 million (divided equally between Melco and PBL) to MPBL Gaming to pay any costs (i) associated with construction of the City of Dreams project and (ii) for which Deutsche Bank AG, Hong Kong Branch as agent has determined there is no other available funding. When Crown acquired the gaming businesses and investments of PBL, it also acquired this obligation. In support of such contingent equity commitment, each of Melco and Crown has agreed to maintain a direct or standby letter of credit in favor of the security agent for the City of Dreams Project Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to MPBL Gaming. These letters of credit are required to be maintained until the final completion date of the City of Dreams project has occurred and certain debt service reserve accounts have been funded. Subject to the approval of the lenders, we may in the future elect to replace the contingent equity commitments provided by Melco and Crown with our own contingent equity commitment in favor of MPBL Gaming, along with a similar letter of credit in favor of the security agent in an amount equal to US$250 million, or another form of security (which could include cash) satisfactory to the lenders.

Security

Security for the City of Dreams Project Facility and hedging agreements include, among others:

•	a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by the relevant entities in the Borrowing Group;

•	the letters of credit described above in “— Description of Our Indebtedness — City of Dreams Project Facility — Melco and Crown Support”;

•	charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions including the capital contribution account for the holding or payment of equity for Crown Macau and cash deposits of Melco Crown (COD) Developments set aside as guarantee money in favor of the Macau government;

•	assignment of the Borrowing Group’s rights under certain insurance policies;

•	first priority security over the Borrowing Group’s chattels, receivables and other assets which are not subject to any security under any other security documentation;

•	pledge over equipment and tools used in the gaming business by MPBL Gaming; and

•	first priority charges over the issued share capital of the Borrowing Group.

Covenants

The Borrowing Group must comply with certain negative and affirmative covenants. These covenants include, among others, that, without obtaining consent from the Majority Lenders (as defined in the City of Dreams Project Facility), they may not:

•	create or permit to subsist further charge or any form of encumbrance over its assets, property or revenues except as permitted under the City of Dreams Project Facility;

•	sell, transfer or dispose of any of its assets unless such sale is conducted on an arm’s length basis at a fair market value permitted in accordance with the terms of the City of Dreams Project Facility and the proceeds from the sale shall be credited to the relevant accounts over which the lenders have a first priority charge on;

•	make any payment of fees under any agreement with Melco or Crown (or their affiliates) other than fees approved by the Majority Lenders or, after a certain date, in accordance with the waterfall, or enter into agreements with Melco or Crown or their affiliates except in certain limited circumstances;

•	make any loan or guarantee indebtedness except for certain identified indebtedness and guarantees permitted;

•	create any subsidiaries except as permitted under the City of Dreams Project Facility, such as those necessary for completion and operation of City of Dreams; or

•	make investments other than within agreed upon limitations.

In addition, the Borrowing Group will be required to comply with certain financial ratios and financial covenants such as a maximum total debt to earnings before interest, taxes, depreciation and amortization ratio, a minimum debt service coverage ratio, a minimum interest coverage ratio and a maximum capital expenditure test.

Events of Default

The City of Dreams Project Facility contains customary events of default including: (1) failure to make any payment when due; (2) breach of financial covenants; (3) cross default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrowers and/or guarantors; (4) failure by Crown and Melco to maintain the letters of credit according to the terms of the City of Dreams Project Facility; (5) breach of the credit facility documents, land agreements, lease agreements for the provision of gaming services or hotel management agreements; (6) insolvency or bankruptcy events; (7) misrepresentations on the part of the borrowers and guarantors in statements made in the loan documents delivered to the lenders; (8) failure to commence or complete the construction by certain specified dates; and (9) various change of control events involving us.

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

On December 7, 2007, the City of Dreams Facility was amended to introduce a US borrower, Melco PBL (Delaware) LLC, a wholly-owned subsidiary of MPBL Gaming.

Sources and Uses

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balances, proceeds from our second public offering and additional financings.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into a license agreement with Crown Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreements provide us the right to use the Grand Hyatt and Hyatt Regency trademarks on a non-exclusive and non-transferable basis. We plan on entering into supplemental agreements with Grand Hyatt to reflect the branding of the twin-tower hotels under the “Grand Hyatt” brand. In January 2007, we entered into trademark license agreements with Hard Rock Holdings Limited, or Hard Rock, to use the Hard Rock brand in Macau at the City of Dreams. Pursuant to the agreements, we have the exclusive right to use the Hard Rock brand for the hotel and casino facility at the City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. In addition, we have registered the trademarks “Mocha Club” and “City of

Dreams” in Macau. We have registered in Macau certain trademarks and are currently in the process of applying for the registration of certain other trademarks and service marks to be used in connection with the operations of our hotel casino projects in Macau.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2007.

	Payments Due by Period
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(In millions of US$)

Contractual obligations
Long-term debt obligations:
Loans from shareholders(1)	$—	$114.6	$—	$—	$114.6
Other long-term liabilities(2)	—	30.0	215.1	255.1	500.2
Capital (finance) lease obligations:(3)	—	—	—	—	—
Operating lease obligations:
Rent payable for Crown Macau land(4)	0.2	0.3	0.3	3.1	3.9
Rent payable for City of Dreams land(5)	0.4	1.3	1.8	18.1	21.6
Leases for office space, VIP lounge, recruitment and training center, staff quarter and Mocha Clubs locations	9.7	15.7	14.6	25.8	65.8
Other contractual commitments:
Premium and interest for City of Dreams land(5)	45.9	34.0	33.9	—	113.8
Construction, plant and equipment acquisition commitments(6)	378.5	—	—	—	378.5
Buses and limousines services commitments	3.7	6.9	4.3	—	14.9

Total	$438.4	$202.8	$270.0	$302.1	$1,213.3

(1)	Excludes the working capital loans provided by Melco and Crown, which had outstanding balances of US$96.9 million and US$1.6 million, respectively, as of December 31, 2006 and 2007. As of December 31, 2006 and 2007, the balance of the outstanding term loan, from Melco and Crown amounts to approximately US$115.6 million and US$114.6 million, respectively, were repayable in May 2008 carrying interest at a floating rate equal to three months HIBOR. Subsequently in September 2007, the final maturity date was extended to May 2009.

(2)	Other long-term liabilities represents US$1.75 billion under the City of Dreams Project Facility and its draw down at September 2007 of approximately US$500.2 million. The loan matures in September, 2014 and is subject to quarterly amortization payments commencing in September 2010.

(3)	Capital lease obligations due within one year and after one year are US$6,000 and US$10,000, respectively, as of December 31, 2006. During the year ended December 31, 2007, the capital lease obligations were fully repaid.

(4)	Annual rent payable is MOP 1,371,890 (US$171,200) and is adjusted every five years as agreed between the Macau government and Melco Crown (CM) Developments in accordance with the applicable market rates from time to time.

(5)	Melco Crown (COD) Developments was offered a grant of medium-term lease of 25 years for the City of Dreams by the Macau government in April 2005 which offer was preliminarily accepted by Melco Crown (COD) Developments on May 10, 2005. In February 2008 Melco Crown (COD) Developments and MPBL Gaming accepted the final terms of the land lease agreement. The final lease terms require us to pay a land premium of approximately MOP 842 million (US$105.1 million), of which MOP 300 million (US$37.4 million) has been paid upon our acceptance of the final terms and the remaining balance of MOP 542 million (US$67.7 million) is payable in nine equal semi-annual installments bearing interest at 5% per annum. We must also provide a guarantee deposit of MOP 3,399,750 (US$424,300), subject to adjustments in accordance with the relevant amount of rent payable during the year. The rent payable during the construction period is of MOP 3,399,750 (US$424,300) per year. The annual rent payable after completion of construction is MOP 7,236,350 (US$903,000). The rent payable is adjusted every five years as agreed between the Macau Government and Melco Crown (COD) Developments and MPBL Gaming in accordance with the market rates from time to time.

(6)	The amount as of December 31, 2007 mainly represents the construction contract for the design and construction, plant and equipment acquisition of the COD Project of US$373.9 million. The balances include remaining payment obligation for Crown Macau Project and Mocha.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements”.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report of Form 20-F.

Name	Age	Position/Title

Lawrence (Yau Lung) Ho	31	Co-Chairman and Chief Executive Officer
James D. Packer	40	Co-Chairman
John Wang	47	Director
Clarence Chung	45	Director
John H. Alexander	56	Director
Rowen B. Craigie	52	Director
Thomas Jefferson Wu	35	Independent Director
Alec Tsui	58	Independent Director
David E. Elmslie	51	Independent Director
Robert Mactier	43	Independent Director
Simon Dewhurst	39	Executive Vice President and Chief Financial Officer
Garry Saunders	56	Executive Vice President and Chief Operating Officer
Richard Tsiang	47	Executive Vice President and Chief Development Officer
Stephanie Cheung	45	General Counsel
Nigel Dean	54	Group Internal Audit Director
Akiko Takahashi	54	Group Human Resources Director
Greg Hawkins	44	Chief Executive Officer of Crown Macau
Constance (Ching Hui) Hsu	34	Chief Operating Officer of Mocha Clubs

Directors

Mr. Lawrence (Yau Lung) Ho has served as our co-chairman and chief executive officer since our inception. Since November 2001, Mr. Ho has also served as the group managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho serves on numerous boards and committees in Hong Kong, Macau and mainland China. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, the Institutional Investor, a leading research and publishing organization, honored him as the “Best CEO” in the Conglomerates category in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons 2006”, organized by the Junior Chamber International HK. Mr. Ho worked at Jardine Fleming from September 1999 to October 2000 and iAsia Technology Limited (the predecessor of Value Convergence Holdings Limited) from October 2000 to November 2001. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada.

Mr. James D. Packer has served as our co-chairman since our inception. Mr. Packer is the Executive Chairman of Crown and a member of the Crown Investment Committee. Prior to the PBL scheme of arrangement which was implemented in December 2007, Mr. Packer was Executive Chairman of PBL, having held that position since May 1998. Prior to that, he was the chief executive officer of PBL from March 1996 to May 1998. He is also a director of both Crown Melbourne Limited and Burswood Limited, subsidiaries of Crown. Mr. Packer is the Executive Chairman of Consolidated Press Holdings Limited, the largest shareholder of Crown, the Deputy Chairman of Consolidated Media Holdings Limited, and a director of various listed companies in Australia, namely Challenger Financial Services Group Limited, Ellerston Capital Limited, Sunland Group Limited, as well as the chairman of Seek Limited, an Australian-listed online job search company.

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

Mr. Clarence (Yuk Man) Chung has served as our director since November 2006. Mr. Chung has also been an executive director since May 2006 and the chief operating officer since July 2006 of Melco. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Prior to joining Melco, he was chief financial officer and director with Megavillage Group, an Internet-based trading company, from 2000 to 2003; an investment banker at Lazard Asia managing an Asian buy-out fund from 1998 to 2000; and a vice-president at Pacific Century Regional Development Limited, a Singapore listed company with businesses in infrastructure financial services and technology, from 1994 to 1998. Mr. Chung is an accountant by profession and a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants, and a member of the Society of Management Accountants of Canada.

Mr. John H. Alexander has served as our director since our inception. Mr. Alexander is the Executive Deputy Chairman of Crown. Prior to the PBL scheme of arrangement which was implemented in December 2007, Mr. Alexander was the chief executive officer and managing director of PBL, having held this position since June 2004. He is the Executive Chairman of Consolidated Media Holdings Limited and is also a director of Crown Limited and Burswood Limited. Mr. Alexander joined the magazine division of PBL as the group publisher in 1998 and was appointed the chief executive officer of that division in March 1999, a position he held until April 2006. In January 2002, he was appointed the chief executive officer of PBL Media, straddling PBL’s television and magazine divisions. Prior to joining the PBL Group, Mr. Alexander was the editor-in-chief and publisher from 1997 to 1998, and editor-in-chief for various periods of The Sydney Morning Herald. He was editor-in-chief of The Australian Financial Review from 1992 to 1995. Mr. Alexander is a board member of The International Federation of the Periodical Press Limited.

Mr. Rowen B. Craigie has served as our director since our inception. Mr. Craigie is the chief executive officer and managing director of Crown. From January 2002 until March 2007, Mr. Craigie was chief executive officer of Crown Melbourne Limited. He is also a director of Crown Melbourne Limited, Burswood Limited and Consolidated Media Holdings Limited. Mr. Craigie joined Crown Melbourne Limited in 1993 and was appointed executive general manager of its gaming machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria, Australia from 1990 to 1993, and had held senior economic policy positions in Treasury and Department of Industry in Australia from 1984 to 1990. He holds a Bachelor of Economics (Hons.) degree from Monash University, Melbourne, Australia.

Mr. Thomas Jefferson Wu has served as our independent director since our Nasdaq listing. Mr. Wu has been the co-managing director of Hopewell Holdings Ltd., a Hong Kong Stock Exchange-listed business conglomerate, since July 2007 and has served in various roles with the Hopewell Holdings group since 1999, including group controller, executive director, chief operating officer and deputy managing director. He is also the managing director of Hopewell Highway Infrastructure Limited and is a director of various Hopewell group companies. He is a member of the Huada District Committee and Standing Committee of The Chinese People’s Political Consultative Conference and a member of the Advisory Committee of the Hong Kong Securities and Futures Commission. He also acts as the honorary consultant of the Institute of Accountants Exchange, honorary president of Association of Property Agents and Realty Developers of Macau and vice chairman of The Chamber of Hong Kong Listed Companies. He holds an MBA from Stanford University and a Bachelor’s degree in mechanical and aerospace engineering from Princeton University. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.

Mr. Alec Tsui has served as our independent director since our Nasdaq listing. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong prior to joining the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and becoming the chief executive in 1997. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui is currently an independent non-executive director of a number of listed companies in Hong Kong and Nasdaq, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Limited, a cement manufacturer and property development company, COSCO International Holdings Limited, a conglomerate engaging in various businesses including ship trading, property development and investment, China Power International Development Limited, Synergis Holdings Limited, a property management company, Greentown China Holdings Limited, a developer of residential properties, China Blue Chemical Limited, a fertilizer manufacturer, Vertex Group Limited, a communications and technology services provider, China Hui Yuan Juice Holdings Company Limited, Pacific Online Ltd. and ATA Inc., an online educational testing provider. Mr. Tsui graduated from the University of Tennessee with a Bachelor of Science degree and a Master of Engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. David E. Elmslie has served as our independent director since our Nasdaq listing. Mr. Elmslie has extensive experience in gaming, wagering and casino management, finance and administration, corporate and strategic planning, taxation, risk and external and internal audit. From 1995 to 2006 Mr. Elmslie was employed by Tabcorp Holdings Limited, a major Australian publicly listed company which owns and operates casinos including Star City casino in Sydney, Jupiters casino on the Gold Coast and Treasury casino in Brisbane, as well as electronic gaming machines installed in hotels and clubs throughout the state of Victoria and on and off course parimutuel wagering and fixed odds sports betting in Victoria and New South Wales. While at Tabcorp, Mr. Elmslie successively held the positions of executive general manager of development, executive general manager of the Victorian gaming division and chief financial officer. Prior to joining Tabcorp, he ran his own consulting practice, which involved assignments with Australian Wool Textiles Limited, Country Road Australia Limited, an Australian publicly listed company in fashion and homeware retailing, and working on the privatization of the Victorian Totalisator Agency Board. He has also worked for Elders Resources NZFP Limited, then a conglomerate with various businesses, where he was responsible for the group’s management accounting and financial accounting functions and prior to that was a senior manager at Coopers and Lybrand Chartered Accountants. Mr. Elmslie is a qualified chartered accountant in Australia and completed degrees in Law and Commerce at the University of Melbourne. He is the chairman of our audit committee.

Mr. Robert W. Mactier has served as our independent director since our Nasdaq listing. Mr. Mactier is also an independent, non-executive director of STW Communications Group Limited, an Australian publicly listed company. In June 2007, Mr. Mactier joined UBS Investment Bank in Australia as a senior advisor. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia. During this time, he gained broad advisory and capital markets transaction experience and specific industry experience in the telecommunications, media, gaming, entertainment and technology sectors having led Citigroup’s investment banking team in this area. In addition to this role, he also held leadership roles in Citigroup’s investment banking teams responsible for private equity and initial public offerings. Prior to that, he worked in the Australian investment banking and securities markets, initially with Ord Minnett Securities Limited from May 1990 to October 1994 and E.L.&C. Baillieu Limited from November 1994 to February 1997. Mr. Mactier, qualified as a chartered accountant, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He holds a Bachelor’s degree in economics from the University of Sydney, Australia. He is a member of our compensation committee and nominating and corporate governance committee.

Executive Officers

Mr. Simon Dewhurst has served as our executive vice president and chief financial officer since November 2006. Prior to joining us, Mr. Dewhurst was the head of Media & Entertainment Investment Banking at CLSA Asia Pacific Markets from May 2001 to November 2006. Before joining CLSA, Mr. Dewhurst spent six years as a senior executive at News Corporation based in Hong Kong. Prior to joining News Corporation, Mr. Dewhurst was an experienced senior in the Audit and Business Advisory Division at Arthur Andersen & Co. between May 1991 and June 1995. Mr. Dewhurst holds a Bachelor of Sciences degree from Reading University in the U.K. He qualified as an Associate of the Institute of Chartered Accountants in England & Wales in 1994.

Mr. Garry Saunders has served as our executive vice president and chief operating officer since our Nasdaq listing. Mr. Saunders has extensive experience in the gaming and hospitality business. From May 2004 to October 2005, he headed the international operations for Las Vegas Sands, with principal responsibility for its Macau operations. This role included oversight of the operations of Sands Macao in Macau and predevelopment activities for a number of properties in the planned Cotai. Mr. Saunders served Playboy Enterprises, Inc. as president of its gaming division from 1997 to 2001, and ITT Corporation as executive vice president for the gaming activities of its Sheraton and Caesars World Divisions from 1994 to 1997. In these roles, he was responsible for the operations of properties, including the development and opening of numerous hotel casino properties, throughout the United States and Canada, and various international locations in Europe, South America, Australia, Asia and Africa. Mr. Saunders is currently a member of the board of directors of Shuffle Master, Inc., a Nasdaq listed international casino gaming supply company.

Mr. Richard Tsiang has served as our executive vice-president and chief development officer since November 15, 2007. Mr. Tsiang joined us from MGM Grand in Macau, where he was the group chief financial officer. Prior to MGM, he was senior vice president and managing director, Asia — Pacific for Cendant Corporation, and chief financial officer, head of strategy, Asia for Yahoo! Mr. Tsiang has a bachelor of commerce and an MBA degree from the University of Melbourne. He is a chartered accountant having qualified while at PriceWaterhouseCoopers in Australia.

Ms. Stephanie Cheung has served as our general counsel since November 2006. She also acts as the secretary to our board of directors. Prior to joining us, Ms. Cheung was of counsel at the Hong Kong office of U.S.-based law firm Troutman Sanders, primarily advising North American multinational corporations in their acquisitions in Asia and expansion into Hong Kong, mainland China and other countries in Asia, as well as providing general corporate advice to U.S.-listed companies in their operations and transactions in Asia. Between 1990 and 2002, while in private practice in the Hong Kong, Singapore and Toronto offices of major law firms, including Freshfields Bruckhaus Deringer and Baker & McKenzie, Ms. Cheung advised international financial institutions in syndicated loan transactions, PRC and Indonesian airlines in aircraft financing and leasing transactions, project companies in Malaysia and the Philippines involved in the development of toll roads, power plants and newsprint mills in their development work and limited recourse project financing. Ms. Cheung was also involved in the initial public offerings of Asian infrastructure companies, including airlines and mass transit companies based in Hong Kong, Thailand and the PRC. Ms. Cheung holds a Bachelor of Laws degree from Osgoode Hall Law School, Ontario, Canada, an MBA (finance) from York University, Ontario, Canada, and a Bachelor of Arts degree from the University of Toronto, Ontario, Canada.

Mr. Nigel Dean has served as our group internal audit director since December 2006. Prior to joining us, Mr. Dean was general manager — corporate governance at Coles Myer Ltd, Australia’s second largest retailer, where he was responsible for the implementation of Sarbanes-Oxley Act of 2002 and other corporate governance compliance programs. Other positions held at Coles Myer include the head of group internal audit for seven years and head of internal audit of the Supermarkets Division for four years. Previous experience in external and internal audit includes positions with Peat Marwick Mitchell & Co (now KPMG), Ford Asia-Pacific, CRA (now RioTinto) and Elders IXL Group. Mr. Dean is a Fellow of the Australian Institute of CPA’s and a Certified Internal Auditor. He holds a Bachelor of Laws degree from Deakin University, a Diploma of Business Studies (accounting) from Swinburne College and an MBA from Monash University.

Ms. Akiko Takahashi has served as our group human resources director since December 2006. Prior to joining us, she was the global group director, human resources for Shangri-la Hotels and Resorts, an international luxury hotel group with over 24,000 employees, headquartered in Hong Kong. Between 1993 and 1995, she was senior vice president, human resources and services for Bank of America, Hawaii, FSB, where her last assignment was to lead the human resources integration for the largest international hotel joint venture in Japan. She began her career in the fashion retail industry in merchandising, operations and was VP Human Resources for a major retail group owned by Charles Feeney, founder of Duty Free Shoppers. Ms. Takahashi attended the University of Hawaii.

Mr. Greg Hawkins has served as the chief executive officer of Crown Macau since January 2006. Prior to joining us, he was general manager for gaming at SKYCITY Entertainment Group, or Skycity, a diversified gaming and entertainment enterprise listed in Australia and New Zealand. At Skycity, he managed the gaming operations and strategies across multiple casino businesses in New Zealand. He also served as a director of Skycity Australia during the period between 2001 and 2004, overseeing the operations of the Skycity’s casino in Adelaide, Australia, as well as gaming machine and food and beverage businesses of Skycity in Auckland, New Zealand from 1998 to 2001. Before joining Skycity, he was with Crown Melbourne Limited beginning in 1994 as an initial member of the executive team that launched the Crown Casino Melbourne, and held senior management positions with the Victoria TAB gaming division during the period between 1990 and 1994. Mr. Hawkins graduated with a Bachelor’s degree in applied science, majoring in mathematics and general science from Monash University.

Ms. Constance (Ching Hui) Hsu has served as chief operating officer of Mocha Clubs since August 2007. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha’s former financial controller and more recently the chief administrative officer overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms Hsu obtained her Bachelor of Arts degree in business administration with major in accounting in the United States and an MBA (with concentration on financial services) from University of Science and Technology in Hong Kong. Ms Hsu is qualified as a Certified Public Accountant in the State of Washington, United States; a member of the American Institute of Certified Public Accountants; and an associate member of Hong Kong Institute of Certified Public Accountants.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

In addition to the equity awards granted as described below, we paid aggregate remuneration of approximately US$7.2 million to all the directors and senior executive officers of our Company as a group in relation to the year ended December 31, 2007. In addition, in 2007, the Company contributed or accrued an aggregate of approximately US$98,256 for the accounts of our senior executive officers under a revised pension scheme implemented in August 2007.

Pursuant to our 2006 Share Incentive Plan (See “— E. Share Ownership — 2006 Share Incentive Plan”), we may grant either restricted shares or options to purchase our ordinary shares. In September and November 2007, we issued options to acquire 1,966,271 of our ordinary shares pursuant to our 2006 Share Incentive Plan to the directors and senior executive officers of our Company. The exercise price for the options granted in September 2007 was US$5.06 per share (US$15.19 per ADS) and the options generally vest ratably over a four year period from the grant date. The exercise price for the options granted in November 2007 was US$4.72 per share (US$14.15 per ADS) and the options generally vest ratably over a five year period from the grant date. The options expire ten years after the date of grant. In 2007, we cancelled options to acquire 149,619 of our ordinary shares. No restricted shares have been granted to the directors and senior executive officers of our Company in 2007.

C. BOARD PRACTICES

Composition of Board of Directors

Our board of directors consists of ten directors, including three directors nominated by each of Melco and Crown and four independent directors. Nasdaq Marketplace Rule 4350(c) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Marketplace Rule 4350(a)(5). However, Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to have a majority of independent directors serving on our board of directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.

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

On March 18, 2008, our board of directors adopted corporate governance guidelines with the intention of strengthening our corporate governance practice.

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

Committees of the Board of Directors

Our board of directors established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006.

Audit Committee

Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and David Elmslie, and is chaired by Mr. Elmslie. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. We believe that Mr. Elmslie qualifies as an “audit committee financial expert”. The charter of the audit committee was adopted by our board on November 28, 2006. It was amended and restated on March 19, 2007, to clarify the purpose, duties and powers of the audit committee and to provide the audit committee members with clearer guidance to enable them to carry out their functions. In addition, on March 26, 2007, the board further approved an amendment with respect to the approval of related party transactions.

The purpose of the committee is to assist our board in overseeing and monitoring:

•	the integrity of the financial statements of our company;

•	the qualifications and independence of our independent auditors;

•	the performance of our independent auditors;

•	the integrity of our systems of internal accounting and financial controls;

•	legal and regulatory issues relating to the financial statements of our company, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;

•	the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee, which we expect to set up and will comprise certain members of our senior management; and

•	the integrity and effectiveness of our internal audit function and risk management policies, procedures and practices.

The duties of the audit committee include:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	at least annually, obtaining a written report from our independent auditor describing matters relating to its independence;

•	discussing with our independent auditor, among other things, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	approving related-party transactions, amounting to more than US$120,000 per transaction or series of transactions, which are brought to its attention;

•	establishing and overseeing procedures for the handling of complaints and whistle blowing;

•	deciding whether any material information regarding the quality or integrity of the Company’s financial statements, which is brought to its attention by our disclosure committee, should be disclosed;

•	approving the internal audit charter and annual audit plans;

•	assessing and approving any policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, and making recommendations with respect to our risk management process;

•	together with our board, evaluating the performance of the audit committee;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

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

The duties of the compensation committee include:

•	in consultation with senior management, making recommendations on our general compensation philosophy and overseeing the development and implementation of our compensation programs;

•	making recommendation to the board with respect to the compensation packages of our directors and approving the compensation package of our senior executive officers, including the chief executive officer;

•	overseeing our regulatory compliance with respect to compensation matters;

•	together with the board, evaluating the performance of the compensation committee;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Tsui. All of them satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The charter of the nominating and corporate governance committee was adopted by our board on November 28, 2006. It was amended and restated on March 19, 2007, to clarify the purpose, duties and powers of the nominating and corporate governance committee and to provide the nominating and corporate governance committee members with clearer guidance to enable them to carry out their functions.

The purpose of the nominating and corporate governance committee is to assist our board in discharging its responsibilities regarding:

•	the identification of qualified candidates to become members and chairs of the board committees and to fill any such vacancies;

•	oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of the Macau Special Administrative Region of the People’s Republic of China (including the relevant laws related to the gaming industry), of the Cayman Islands, of the SEC and of the Nasdaq;

•	the development and recommendation to our board of a set of corporate governance principles applicable to our company; and

•	the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The duties of the committee include:

•	identifying and recommending to the board nominees for election or re-election to the board committees, or for appointment to fill any such vacancy;

•	developing a set of corporate governance principles and reviewing such principles at least annually;

•	deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee, should be disclosed;

•	together with the board, evaluating the performance of the committee;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

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

Benefits Upon Termination

Our directors are not currently entitled to benefits when they cease to be directors.

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

D. EMPLOYEES

Employees

We had 412, 599 and 4,928 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2005, 2006 and 2007.

	As of December 31,
	2005		2006		2007
	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Employees	of Total	Employees	of Total	Employees	of Total

Mocha	401	97.3%	459	76.6%	545	11.1%
Crown Macau and City of Dreams(1)	11	2.7	134	22.4%	4,330	87.9%
Corporate administrative offices	—	—	6	1.0%	53	1.0%
Total	412	100.0%	599	100.0%	4,928	100.0%

(1)	Includes project management and marketing staff for the two projects.

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. For preparation of the formal opening of the Crown Macau on May 12, 2007, we recruited and trained over 3,500 employees for the operation of the completed facility. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Completion and Operations of Our Projects — We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.”

E. SHARE OWNERSHIP

Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares.

2006 Share Incentive Plan

We have adopted a share incentive plan, or 2006 Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2006 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years. As of December 31, 2007, 93,881,424 out of 100,000,000 shares remain available for the grant of stock options or restricted shares.

Our board of directors approved the grant, in December 2006, of restricted shares to various directors and senior management. The total number of restricted shares that was granted to these persons at the time of the initial public offering of the ADSs was 2,532,010.

The following paragraphs describe the principal terms included in our 2006 plan.

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

Eligibility.  We may grant awards to employees, directors and consultants of our company or any of our related entities, including Melco, Crown and Melco’s and Crown’s other joint venture entities, which include our subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares (exclusive of any ordinary shares represented by ADSs held by the SPV) as of the date of March 15, 2008 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary Shares Beneficially Owned(1)(2)
Name	Number	%

Melco Leisure and Entertainment Group Limited(2)(3)(4)	500,000,000	37.9
PBL Asia Investments Limited(5)	500,000,000	37.9

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “— Melco Crown Joint Venture”. However, Melco and Crown each disclaim beneficial ownership of the shares of our company owned by the other.

(2)	Melco Leisure and Entertainment Group Limited is incorporated in the British Virgin Islands and is a wholly owned subsidiary of Melco. The address of Melco and Melco Leisure and Entertainment Group Limited is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the Hong Kong Stock Exchange.

(3)	Mr. Lawrence Ho, our Chairman and Chief Executive Officer and the Chairman, Chief Executive Officer and Managing Director of Melco, personally holds 7,232,612 ordinary shares of Melco, representing approximately 0.6% of Melco’s ordinary shares outstanding as of March 15, 2008. In addition, 115,509,024 shares are held by Lasting Legend Ltd., and 288,532,606 shares are held by Better Joy Overseas Ltd., both of which companies are owned by persons and trusts affiliated with Mr. Lawrence Ho. Therefore, we believe that for purposes of Rule 13d-3, Mr. Ho beneficially owns 411,274,242 ordinary shares of Melco, representing approximately 33.5% of Melco’s ordinary shares outstanding as of March 15, 2008. This does not include 117,912,694 shares into which convertible notes held by Great Respect Limited, a company controlled by a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho), may be converted upon the issuance of the land certificate for the City of Dreams site. None of the beneficiaries of the trust control the voting or disposition of shares held by the trust or Great Respect Limited.

(4)	As of March 15, 2008, Dr. Stanley Ho personally held 18,587,789 ordinary shares of Melco. In addition, 3,127,107 shares of Melco are held by Lanceford Company Limited, a company 100% owned by Dr. Stanley

Ho. Therefore, for purposes of Rule 13d-3, Dr. Ho may be deemed to beneficially own 21,714,896 ordinary shares representing approximately 1.77% of Melco’s outstanding shares. Dr. Ho’s beneficial ownership does not include 117,912,694 shares into which convertible notes held by Great Respect Limited may be converted upon the issuance of the land certificate for the City of Dreams site.

(5)	PBL Asia Investments Limited is incorporated in the Cayman Islands and is 100% indirectly owned by Crown. The address of Crown is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. The address of PBL Asia Investments Limited is c/o Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands. Crown is listed on the Australian Stock Exchange. As of March 15, 2008, Crown was approximately 37.92% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

As of December 31, 2007, a total of 106,979,364 ADSs were outstanding. As of December 31, 2007, 1,320,938,904 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs quoted on the Nasdaq Global Market, Inc. have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report on Form 20-F. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Melco Crown Joint Venture

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

In March 2005, Melco and PBL concluded the joint venture arrangements resulting in our company becoming a 50/50 owned holding company and entered into a shareholders’ deed that governed their joint venture relationship in our company and our subsidiaries. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in our company. We act as the exclusive vehicle of Melco and Crown to carry on casino, gaming machines and casino hotel operations in Macau, while activities in other parts of the territory will be carried out under other entities formed by Crown and Melco. See “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions — Non-competition Agreement”.

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

Memorandum of Agreement

Simultaneously with PBL (Crown’s predecessor) entering into an agreement with Wynn Macau to obtain a subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions and economic value and benefits with respect to gaming projects in the Territory, including in Macau, subject to PBL obtaining the subconcession and the transfer of control of MPBL

Gaming to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, are:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;

•	Melco and PBL are to appoint an equal number of members to our board of directors, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•	All of the class A shares of MPBL Gaming, representing 28% of all the outstanding capital stock of MPBL Gaming, are to be owned by PBL Asia Limited (as to 18%) and the Managing Director of MPBL Macau (as to 10%), respectively. Mr. Lawrence Ho has been appointed to serve as the Managing Director of MPBL Gaming. The holders of the class A shares, as a class, will have the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 on a wind up or liquidation, but will have no right to participate in the winding up or liquidation assets;

•	All of the class B shares of MPBL Gaming, representing 72% of all the outstanding capital stock of MPBL Gaming are to be owned by MPBL Investments, our wholly owned subsidiary. As the holder of class B shares, we will have the right to one vote per share, receive the remaining distributable profits of MPBL Gaming after payment of dividends on the class A shares, to return of capital after payment on the class A shares on a winding up or liquidation of MPBL Gaming, and to participate in the winding up and liquidation assets of MPBL Gaming;

•	The shares of Melco Crown (CM) Developments and Melco Crown (COD) Developments and the operating assets of Mocha would be transferred to MPBL Gaming;

•	MPBL (Greater China) and Mocha are to be liquidated or remain dormant; and

•	The provisions of the shareholders’ deed relating to the operation of our company are to apply to MPBL Gaming.

Shareholders’ Deed

Melco and PBL entered into a shareholders’ deed post our initial offering which was effective in December 2006. In connection with the acquisition of the gaming businesses and investments of PBL by Crown, Melco and Crown have entered into a new variation to the shareholders’ deed with us, which became effective in July 2007. The new shareholders’ deed includes the following principal terms:

Exclusivity.  Melco and Crown must not (and must ensure that their respective Affiliates and major shareholders do not), other than through us, directly or indirectly own, operate or manage a casino, a gaming slots business or a casino hotel, or acquire or hold an interest in an entity that owns, operates or manages such businesses in Macau, except that Melco and Crown may acquire and hold up to 5% of the voting securities in a public company engaged in such businesses.

Directors.  Melco and Crown may each nominate up to three directors and shall vote in favor of the three directors nominated by the other and will not vote to remove directors nominated by the other. Melco and Crown will procure that the number of directors appointed to our board shall not be less than ten. However, if the number of directors on our board is increased, each of Melco and Crown will agree to increase the number of directors that they will nominate so that not less than 60% of our board will be directors nominated by Melco and Crown and voted in favor of by the other.

Transfer of Shares.  Without the approval of the other party, Melco and Crown may not create any security interest or agree to create any security interest in our shares. In addition, without approval from the other, Melco and Crown may not transfer or otherwise dispose of our shares, except for: (1) permitted transfers to their wholly owned subsidiaries; (2) transfers of up to 1% of our issued and outstanding shares over any three month period up to a total cap of 5% of our issued and outstanding shares; (3) transfers subject to customary rights of first refusal and tag-along rights in favor of Crown or Melco (as the case may be) with respect to their transfers of our shares; and (4) in the case of Melco, the assured entitlement distribution by Melco to its shareholders of the assured entitlement ADSs.

Events of Default.  If there is an event of default, which is defined as a material breach of the shareholders’ deed, an insolvency event of Melco or Crown or their subsidiaries which hold our shares, or a change in control of the Melco or Crown subsidiaries which hold our shares, and it is not cured within the prescribed time period, then the non-defaulting shareholder may exercise: (1) a call option to purchase our shares owned by the defaulting shareholder at a purchase price equal to 90% of the fair market value of the shares; or (2) a put option to sell all of the shares it owns in us to the defaulting shareholder at a purchase price equal to 110% of the fair market value of the shares.

Notice from a Regulatory Authority.  If a regulatory authority directs either Melco or Crown to end its relationship with the other, or makes a decision that would have a material adverse effect on its rights or benefits in us, then Melco and Crown may serve a notice of proposed sale to the other and, if the other shareholder does not want to purchase those shares, may sell the shares to a third party.

Term.  The shareholders’ deed will continue unless agreed in writing by all of the parties or if a shareholder ceases to hold any of our shares in accordance with the shareholders’ deed.

See “Item 4. Information on the Company — C. Organization Structure” for our current corporate structure.

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

Pursuant to a memorandum of agreement dated March 5, 2006 and a supplemental agreement dated May 26, 2006, entered into between Melco and PBL (Crown’s predecessor), PBL and Melco agreed to contribute US$320 million to us to subscribe for class B shares of MPBL Gaming representing 72% voting control of MPBL Gaming and the rights to virtually all the profits of MPBL Gaming and virtually all the proceeds of any winding up or liquidation of MPBL Gaming. This US$320 million was used to repay the US$320 million of loans earlier made by PBL and Melco to MPBL Gaming to fund part of the payment for the subconcession. The existing shares of MPBL Gaming held by PBL Asia Limited were converted into class A shares representing 18% of the voting power of the outstanding shares of MPBL Gaming. Class A shares representing 10% of the voting power of the outstanding shares of MPBL Gaming were also issued to the Managing Director of MPBL Gaming, who is a Macau resident as required under Macau law, upon the subconcession being issued. The class A shares are entitled to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of MPBL Gaming. A shareholders agreement was entered into on December 15, 2006 among our subsidiary, MPBL Investments, which holds the class B shares, PBL Asia Limited, the Managing Director of MPBL Gaming and MPBL Gaming under which, among other things, PBL Asia Limited agrees to vote its class A shares along with the class B shares in all matters submitted to a vote of shareholders of MPBL Gaming. PBL Asia Limited transferred its 1,799,999 class A shares in MPBL Gaming to MPBL Investments and its one class A share to MPBL International on June 12, 2007 and MPBL International transferred its one class A share in MPBL Gaming to MPBL Nominee Three on August 13, 2007.

Mocha Clubs

Through a sequence of transactions, our wholly-owned subsidiary MPBL International and our 80%-owned subsidiary MPBL (Greater China) obtained 20% and 80% control, respectively, of Mocha, largely through Melco’s acquisition of a controlling interest in Mocha and contribution of the shares of Mocha to MPBL (Greater China) as part of the formation of Melco’s joint venture with PBL.

In June 2004, Melco acquired (1) 65% of the issued capital of Mocha from Better Joy Overseas Ltd., or Better Joy, a company 77% owned by Mr. Lawrence Ho and the Sharen Lo Trust, a trust for the benefit of Ms. Sharen Lo, the wife of Mr. Lawrence Ho, and her offspring, and formerly 23% owned by Dr. Stanley Ho, who subsequently transferred all of this 23% interest to a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho) on November 17, 2006, and (2) 15% of the issued capital of Mocha from third party individuals. In July 2004, the remaining 20% interest in Mocha was owned by Dr. Stanley Ho. At that time, Dr. Stanley Ho was the Chairman of Melco and Mr. Lawrence Ho was the Managing Director of Melco. As part of the payment for the 65% interest in Mocha, Melco issued 124,701,087 shares of Melco to Better Joy. Melco also acquired a shareholder loan of US$5.8 million advanced by Better Joy to Mocha through the issuance of a note to Better Joy convertible into shares of Melco. Compensation expense of US$1.4 million was recognized relating to the acquisition of this shareholder loan. See notes 1 and 3 to our financial statements of 2006.

After acquiring a controlling interest in Mocha in June 2004, which then was operating two Mocha Clubs, Melco launched its first wholly-owned Mocha Club at Kampek, which is adjacent to the Hotel Lisboa, and subsequently opened four additional Mocha Clubs in Macau. Prior to September 2006, we were not a concessionaire or subconcessionaire. Mocha also entered into five-year services agreements with SJM, a company controlled by Dr. Stanley Ho. Pursuant to the services agreements, Mocha provided all of the gaming machines at the Mocha Clubs and auxiliary services to SJM. Mocha’s service fees income comprised 31% of gaming machine win from the Mocha Clubs. During the years ended December 31, 2005 and 2006, the service fees received and receivable from SJM were US$16.4 million and US$16.3 million, respectively. There were no service fees received and receivable from SJM from September 2006, when the services agreements terminated after MPBL Gaming obtained the subconcession in September 2006. In 2005, 2006, and 2007, we paid SJM US$1.0 million, US$2.2 million, and nil, respectively, for electrical and mechanical equipment and related wiring and cabling work for the operation of the Mocha Clubs. The outstanding balances due to SJM as of December 31, 2006 and 2007 of US$163,000 and nil, respectively, were unsecured, non-interest bearing and repayable on demand.

In March 2005, Mocha became one of our subsidiaries when Melco contributed the 80% interest it then owned in Mocha to our subsidiary MPBL (Greater China) in connection with forming the joint venture between Melco and Crown. Dr. Stanley Ho resigned as a Director and the Chairman of Melco in March 2006, and in May 2006, MPBL International, our wholly-owned subsidiary, acquired the remaining 20% interest in Mocha and a shareholders’ loan from Dr. Stanley Ho to Mocha of HK$45.7 million (US$5.9 million), which was fully repaid in 2006. There were no outstanding balances due to Dr. Stanley Ho as of December 31, 2006 and 2007.

In March 2006, when the agreement between PBL and Wynn Macau for the subconcession was entered into, Mocha entered into an agreement with SJM for the conditional termination of all the existing services agreements for the Mocha Clubs. The agreement was terminated in September 2006 after MPBL Gaming obtained the subconcession. Shortly thereafter, we transferred all of the business assets of Mocha into MPBL Gaming.

Crown Macau

In a series of transactions, MPBL (Greater China), through Melco, obtained the site and development rights for the Crown Macau and all the shares of Melco Crown (CM) Developments (except for the nominal shares held by other group companies as required by Macau law), our holding subsidiary for the Crown Macau project.

The Crown Macau project started in September 2004, when Melco entered into an agreement with STDM, the parent of SJM, to jointly develop and own a high-end casino hotel project on land located at Baixa da Taipa, Macau. Melco Crown (CM) Developments, then a subsidiary of STDM, held the concession rights to the land for the development of the casino hotel project. After entering into that agreement, Melco acquired the 100% interest in Melco Crown (CM) Developments from STDM in a series of transactions between 2004 and 2005.

In connection with the formation of its joint venture with Crown, in March 2005, Melco transferred 70% of its interest in Melco Crown (CM) Developments to one of our subsidiaries, MPBL (Greater China). MPBL (Greater China) subsequently obtained the remaining 30% in July 2005. In March 2006, the Macau government officially granted to Melco Crown (CM) Developments the land concession for the Crown Macau site. On November 22, 2006, MPBL (Greater China) transferred its interest in Melco Crown (CM) Developments to our subsidiary MPBL Gaming.

City of Dreams

In a series of transactions, MPBL (Greater China), through Melco, acquired the site and development rights for City of Dreams and all the shares of Melco Crown (COD) Developments (except for the nominal shares held by other group companies as required by Macau law), our holding subsidiary for the City of Dreams project.

The City of Dreams project started when Melco Leisure and Entertainment Group Limited, or Melco Leisure, a subsidiary of Melco, and Great Respect Limited, or Great Respect, a company controlled by a discretionary trust formed for the benefit of members of the Ho family, formed a joint venture for the purpose of developing and operating an integrated destination resort in Macau. The Great Respect/Melco Leisure joint venture applied to the Macau government for the grant of a land concession for development of the City of Dreams in Cotai through Melco Crown (COD) Developments, then a subsidiary of Melco, which submitted the application to the Macau government. As part of the formation of their joint venture, Melco and Crown agreed in March 2005 that Melco Leisure would transfer to us its 50.8% interest in the City of Dreams project and Melco Crown (COD) Developments would purchase from Great Respect the remaining 49.2% interest in the City of Dreams project. Melco Crown (COD) Developments also accepted in principle an offer from the Macau government to grant to Melco Crown (COD) Developments a medium term lease of land parcels in Cotai with an aggregate area of approximately 113,325 square meters (1.2 million sq. ft.) for the development of City of Dreams. In October 2007, the Macau government revised the proposed terms of the land lease agreement and other related payables increased to US$105 million. The revised amount has been included in the land lease rights, accrued expenses and other liabilities, and land use lease rights payable as of December 31, 2007. Although there can be no certainty, we expect to finalize our negotiations with the Macau government and obtain a land concession for the sites of the City of Dreams as soon as all administrative procedures are completed. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Completion and Operation of Our Projects — We are developing City of Dreams on land for which we have not yet been granted a formal concession by the Macau government. If we do not obtain a land concession, we could forfeit all or a part of our investment in the site and the design and construction of City of Dreams and would not be able to open and operate that facility as planned.”

Melco Crown (COD) Developments is the entity through which we are developing and constructing, and will own City of Dreams. Melco Crown (COD) Hotels will operate the property upon completion.

Other Transactions with Melco and Crown

Working Capital Loans for the Crown Macau and the City of Dreams

Melco and PBL (Crown’s predecessor) provided loans to us for working capital purposes and the acquisition of the Crown Macau and the City of Dreams sites and for construction of Crown Macau and City of Dreams. When Crown acquired the gaming businesses and investments of PBL, it acquired the loans provided by PBL.

The outstanding balances of working capital loans due to Melco as of December 31, 2006 and 2007 were US$144.7 million and US$74.7 million, respectively, and were unsecured. A portion of these outstanding balances totaling US$74.4 million and US$74 million as of December 31, 2006 and 2007, respectively, were interest bearing at 3-months HIBOR per annum, and the remaining portion of the outstanding balances of 2006 and 2007 were non-interest bearing. As of December 31, 2006, the outstanding balance was repayable on demand except for the balance of US$74.4 million, which was repayable in 18 months from the balance sheet date. In September 2007, the final maturity date of the balance of US$74 million was extended to May 2009, and the remaining balance of US$0.7 million as of December 31, 2007 is repayable on demand. Interest of US$2.0 million, US$2.2 million and US$3.2 million was paid or payable to Melco for the years ended December 31, 2005, 2006 and 2007, respectively.

The outstanding balances of working capital loans due to Crown as of December 31, 2006 and 2007 were US$67.8 million and US$41.5 million, respectively, and were unsecured. A portion of these outstanding balances totaling US$41.3 million and US$40.6 million as of December 31, 2006 and 2007, respectively, were interest bearing at 3-months HIBOR per annum, and the remaining portion of the outstanding balances of 2006 and 2007 were non-interest bearing. As of December 31, 2006, the outstanding balance was repayable on demand except for the balance of US$41.3 million, which was repayable in 18 months from the balance sheet date. In September 2007, the final maturity date of the balance of US$40.6 million was extended to May 2009, and the remaining balance of US$0.9 million as of December 31, 2007 is repayable on demand. Interest of nil, US$0.2 million and US$1.7 million was paid or payable to Crown for the years ended December 31, 2005, 2006 and 2007, respectively.

Support Arrangements

Melco and Crown currently provide us with technical expertise in connection with the development of City of Dreams and Macau peninsula projects and the operation of the Mocha Clubs and Crown Macau business. In addition, Crown has seconded to our subsidiaries several of their personnel. We reimburse Melco and Crown for reasonable out-of-pocket costs and expenses they incur in connection with the services they provide.

Transactions with Melco Crown Hospitality and Services Limited

In 2006 and 2007, we paid service fees of US$132,000 and nil, respectively to Melco Crown Hospitality and Services Limited, a wholly owned subsidiary of Melco, for the provision of general administrative services to our projects. We also paid project management fees of US$1.4 million for each of 2006 and 2007, which were based on actual costs incurred, for services provided by Melco Services Limited in connection with our projects. In addition, we paid traveling expenses of US$125,000 and US$134,000 in 2006 and 2007, respectively, to Melco Services Limited.

Service Fee paid to Publishing and Broadcasting (Finance) Limited

In 2006 and 2007, we paid service fees of US$1.6 million and nil, respectively, to Publishing and Broadcasting (Finance) Limited, a subsidiary of Crown, for the provision of general administrative services to our projects.

Consultancy Fee paid to Crown Melbourne Limited

In 2006 and 2007, we paid consulting fees of US$5.3 million and US$6.3 million, respectively, to Crown Melbourne Limited, a subsidiary of Crown, for consulting services in connection with the Crown Macau Project. Of the total charges, US$2.7 million and US$2.2 million were capitalized in construction in progress in 2006 and 2007, respectively. As of December 31, 2006 and 2007, the outstanding balance due to Crown Melbourne Limited of US$1.6 million and US$5.7 million were unsecured, non-interest bearing and repayable on demand.

Transactions with Elixir and iAsia

In 2006 and 2007, Mocha purchased US$6.4 million and US$1.4 million, respectively, of equipment for operation of the Mocha Clubs from Elixir. In 2006 and 2007, we paid approximately US$2.8 million and US$4.4 million, respectively, to Elixir for services and equipment purchased for the Crown Macau Project. As of December 31, 2006 and 2007, the outstanding balances due to Elixir of US$5.2 million and US$0.3 million, respectively, were unsecured, interest free and repayable on demand.

In addition, in 2006 and 2007, we purchased US$0.5 million and US$3.8 million, respectively, of equipment from iAsia Online Systems Limited, or iAsia, a wholly-owned subsidiary of Melco. As of December 31, 2006 and 2007, the outstanding balances due to iAsia of US$379,000 and US$276,000, respectively, were unsecured, interest free and repayable on demand.

Guarantees and Support

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and PBL (Crown’s predecessor) each provided an undertaking to Deutsche Bank, as agent under the City of Dreams Project Facility to contribute additional equity up to an aggregate of US$250 million (divided equally between Melco and Crown) to MPBL Gaming to pay any costs (i) associated with construction of the City of Dreams project and (ii) for which Deutsche Bank as agent has determined there is no other available funding. When Crown acquired the gaming businesses and investments of PBL, it also acquired this obligation. In support of such contingent equity commitment, each of Melco and Crown has agreed to maintain a direct or standby letter of credit in favor of the security agent for the City of Dreams Project Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to MPBL Gaming. These letters of credit are required to be maintained until the final completion date of the City of Dreams Project has occurred and certain debt service reserve accounts have been funded. Subject to the approval of the lenders, we may in the future elect to replace the contingent equity commitments provided by Melco and Crown with its own contingent equity commitment in favor of MPBL Gaming, along with a similar letter of credit in favor of the security agent in an amount equal to US$250 million, or another form of security (which could include cash) satisfactory to the lenders.

Rental of Mocha Club

In August 2005, Melco Investment Holdings Limited, a wholly-owned subsidiary of Melco, purchased the property at which the Mocha Club at Kingsway operates, from a third party seller. In 2006 and 2007, Mocha paid US$334,000 and US$443,000, respectively, to this subsidiary of Melco for the lease of this property. In addition, we paid US$489,000 and US$432,000 in 2006 and 2007, respectively, to Lisboa Holdings, a company in which relatives of Mr. Lawrence Ho have beneficial interest, for leasing of and service provided to Mocha Club at Sintra.

Rental of Office Space

In 2007, we paid rental expenses to Shun Tak Centre Limited, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for the setup of VIP lounge for Crown Macau. Rental of US$199,000 was paid to Shun Tak Centre Limited for the year ended December 31, 2007.

Transactions with Stargames Corporation Pty. Limited

In 2007, we purchased equipment of US$2.9 million for Crown Macau from Stargames Corporation Pty. Limited, a company in which our Company’s Chief Operating Officer is an independent non-executive director of its parent company, Shuffle Master, Inc. No outstanding balance was due to Stargames Corporation Pty. Limited as of December 31, 2007.

Transactions with Shun Tak China Travel Ship Management Limited

In 2007, we paid traveling expenses of US$62,000 to Shun Tak China Travel Ship Management Limited, a company in which relatives of Mr. Lawrence Ho have beneficial interest. The outstanding balance due to Shun Tak China Travel Ship Management Limited as of December 31, 2007 of US$43,000 was unsecured, non-interest bearing and repayable on demand.

Licensing Agreement

We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Such license should permit us and our subsidiaries to use certain trademarks and logos associated with the Crown brand name in connection with our sales, promotion, marketing and operations of Crown Macau.

Registration Rights

We have entered into a registration rights agreement with Melco and Crown pursuant to which we have granted Melco and Crown customary registration rights, including two demand registration rights, piggyback registration rights, and Form F-3 registration rights.

Other transactions with STDM

We paid traveling expenses to STDM of approximately US$248,000 and US$546,000 in 2006 and 2007, respectively. These traveling expenses were incurred as reimbursements to STDM, which made the accommodation and transport arrangements for Mocha employees traveling between Hong Kong and Macau. The outstanding balances due to STDM as of December 31, 2006 and 2007 of nil and US$61,000, respectively, were unsecured, non-interest bearing and repayable on demand.

Letters of Confirmation

In November 2004, we entered into letters of confirmation with SJM, with the intention of entering into definitive lease and service contracts under which SJM was to lease the casino areas and VIP rooms in Crown Macau upon completion of the Crown Macau project and operate the casino, paying us lease rentals based on the gaming revenues from the casino operations remaining after deducting Macau taxes, fees and premium on gaming revenues and a portion of the gaming revenues retained by SJM. When Crown entered into the subconcession contract with Wynn Macau to obtain the subconcession in March 2006, we terminated the letters of confirmation.

Employment Agreements

We have entered into employment agreements with key management and personnel of our company and our subsidiaries. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements”.

Equity Incentive Plan

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers — 2006 Share Incentive Plan”.

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

The debt facilities of our subsidiaries contain, or are expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the ADSs — We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”

B. SIGNIFICANT CHANGES

ITEM 9.  THE OFFER AND LISTING

A. OFFERING AND LISTING DETAILS

Our ADSs, each representing three ordinary shares, have been listed on the Nasdaq since December 19, 2006. Our ADSs are traded under the symbol “MPEL”.

For the year ended December 31, 2007, the trading price ranged from US$9.95 to US$22.34 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq for the periods indicated as follows:

	Sales Price
	High	Low

Quarterly High and Low
Fourth Quarter 2006	23.55	18.88
First Quarter 2007	22.34	14.12
Second Quarter 2007	19.45	11.29
Third Quarter 2007	17.00	9.95
Forth Quarter 2007	19.09	11.34
First Quarter 2008	13.23	8.20
Monthly High and Low
October 2007	19.09	15.11
November 2007	15.45	12.22
December 2007	14.60	11.34
January 2008	12.72	8.20
February 2008	13.23	10.80
March 2008	12.98	11.00
April 2008 (through April 1, 2008)	12.69	12.69

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ADSs, each representing three ordinary shares, have been listed on the Nasdaq since December 19, 2006 under the symbol “MPEL”.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the summary description of our amended and restated memorandum and articles of association, as conferred by Cayman law, contained in our F-1 registration statement (File No. 333-146780) originally filed with the SEC on October 18, 2007, as amended.

C. MATERIAL CONTRACTS

Other than disclosed above, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

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

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of an investment in the ADSs to U.S. Holders (defined below) that purchase the ADSs in cash pursuant to an offering. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	insurance companies;

•	dealers in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark to market;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation or pursuant to the conversion of another instrument.

This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE ADSs OR ORDINARY SHARES.

The discussion below of U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of the ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity taxable as a partnership holds the ADSs or ordinary shares, the tax treatment of such entity and each partner thereof generally will depend on the status and activities of the entity and the partner.

Tax Treatment of ADSs

The U.S. Treasury has expressed concerns that parties to whom depositary shares similar to the ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of foreign tax credits and the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

If you hold the ADSs, you generally should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it generally will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess generally will be treated as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution from us generally will be treated as a dividend. The dividends from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq Global Market will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares and certain special rules that apply to such dividends (including rules relating to foreign tax credit limitations).

Dividends from us generally will constitute non-U.S. source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us generally will be treated as “passive category income” or, in the case of certain U.S. Holders, as “general category income.”

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you generally will recognize gain or loss on any sale, exchange or other disposition of an ADS or ordinary share equal to the difference between the amount realized for such ADS or ordinary share and your tax basis in such ADS or ordinary share. Such gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held such ADS or ordinary share for more than one year, you generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes. Any such loss, however, could be resourced to the extent of dividends treated as received with respect to such ADS or ordinary share within the preceding 24-month period.

Passive Foreign Investment Company

We believe that we were not in 2007, and we do not currently expect to be in 2008, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service will agree with our conclusion regarding our PFIC status. If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer adverse consequences as discussed below.

In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

If we are a PFIC in any year during which you own the ADSs or ordinary shares, you could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the ADSs or ordinary shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of your holding period. The amount allocated to the current taxable year and any portion of your holding period prior to the first taxable year for which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge will also be imposed on the amount of taxes for each such taxable year. In addition, if we are a PFIC, a person who acquires the ADSs or ordinary shares from you upon your death generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of your death, which would otherwise generally be available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis equal to the lower of such fair market value or your tax basis.

The tax consequences that would apply if we were a PFIC would be different from those described above if a “mark-to-market” election is available and you validly make such an election as of the beginning of your holding period of the ADSs or ordinary shares. If such election is validly made, (1) you generally will be required to take into account the difference, if any, between the fair market value of, and your tax basis in, the ADSs or ordinary shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to your tax basis in the ADSs or ordinary shares and (2) any gain from a sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available only if the ADSs or ordinary shares, as the case may be, are considered “marketable stock”. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq Global Market constitutes a qualified exchange, and a non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations. Since the ordinary shares are not themselves listed on any securities exchange, the mark-to-market election may not be available for the ordinary shares even if the ADSs are traded on the Nasdaq Global Market.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a valid qualified electing fund, or QEF, election in respect of us has been in effect during your entire holding period of such ADSs or ordinary shares. A QEF election with respect to us would be available only if we agree to provide you with certain information. As we do not intend to provide you with the required information, you should assume that a QEF election is unavailable.

If you hold the ADSs or ordinary shares in any year in which we are a PFIC, you generally will be required to file Internal Revenue Service Form 8621 regarding distributions from us and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the potential application of the PFIC rules to your investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Distributions on the ADSs or ordinary shares and proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. You should consult your tax advisor regarding the application of the U.S. information reporting and backup withholding rules.

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

Our financial statements have been prepared in accordance with U.S. GAAP. Our annual reports will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial future indebtedness.

Interest Rates Risk

We have entered into interest rate swaps in connection with our first drawdown under the City of Dreams Project Facility. Under the City of Dreams Project Facility to finance the development of our projects, we have incurred substantial indebtedness and we expect to incur substantially more indebtedness, which will bear interest at floating rates based on LIBOR and HIBOR plus a margin of 2.75% per annum until substantial completion of the City of Dreams Project, at which time, the interest rate will be reduced to LIBOR or HIBOR plus a margin of 2.5% per annum. The City of Dreams Project Facility also provides for further reductions in the margin if the Borrowing Group satisfy certain prescribed leverage ratios test upon completion of the City of Dreams Project. Accordingly, we are subject to fluctuations in HIBOR and LIBOR. The lenders under the City of Dreams Project Facility require us to partly hedge our floating rate debt through interest rate swaps, caps or other derivatives transactions. We may also hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

As of December 31, 2007, all of our borrowings are at floating rates. Based on December 31, 2007 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$1.5 million.

Foreign Exchange Risk

The Hong Kong dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The Hong Kong dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong dollar. Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, Hong Kong dollar and Pataca will not be broken or modified. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and to Operating in Macau — Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our expenses and profitability.” In addition, Crown Macau and Mocha Clubs accept foreign exchange for their cage cash. We and our subsidiaries do not engage in hedging transactions with respect to foreign exchange risk.

Construction Materials Risk

The development of our projects involves substantial capital expenditure and requires long periods of time to generate the necessary returns. Our business will continue to be subject to significant expenses before and after the commencement of commercial operation of our projects. Prior to the completion of our development projects, our cost will be primarily driven by expenses attributable to the construction contracts we have entered into and intend to enter into for the City of Dreams project. Although we have implemented measures to maintain the agreed development costs within budget, for example, by controlling all the sub-contractor costs and similar cost control arrangements in the construction contracts for the City of Dreams project, the actual expenses attributable to the construction contracts may increase. In addition, the cost of construction materials or equipment could increase prior to our entering into the construction contracts.

Credit Risk

We have conducted, and expect to continue to conduct, our table gaming activities at our casinos on a limited credit basis as well as a cash basis. It is a common practice in Macau for junket operators or promoters to bear the responsibility for issuing and subsequently collecting credit. While we expect that most of our gaming credit play will be via junket operators and promoters, who will therefore bear this credit risk, we may also grant gaming credit directly to certain customers. We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are expected to be visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We currently conduct and plan to continue to conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We have established an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. In the event a customer has been extended credit and has lost back to us the amount borrowed and the receivable from that customer is still deemed uncollectible, Macau gaming tax will still be payable.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

Not applicable. See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The proceeds relating to our registration statement on Form F-1 (File No. 333-146780), filed by us in connection with our second public offering of ADRs, which, after deduction of fees and expenses, amounted to US$570 million, were primarily used for development costs of City of Dreams and working capital, with the balance being maintained in interest bearing bank deposits as of the date of this annual report.

The proceeds relating to our registration statement on Form F-1 (File No. 333-139088), filed by us in connection with our initial public offering of ADRs and declared effective by the SEC on December 18, 2006, which, after deduction of fees and expenses, amounted to US$1.1 billion, and the additional US$160.6 million in net proceeds from the sale of additional ADRs pursuant to the underwriters’ exercise of the over-allotment option in January 2007, were primarily used to repay our Subconcession Facility dated September 4, 2006 amounting to US$500 million and to pay development costs of Crown Macau and City of Dreams, including approximately US$668 million for the acquisition of property and equipment for these projects, and working capital.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(3) and 15d-15(3) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, it should be noted that any controls and procedures, no matter how well designed and operated, can only provide reasonable, but not absolute, assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that the desired control objectives were achieved.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that the Company’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework”.

Based on this assessment, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective based on this framework.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

In connection with their audit of our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm identified four significant deficiencies in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board (United States). The significant deficiencies identified for the year ended December 31, 2006 related to (i) our inadequate accounting resources with a good understanding of US GAAP and SEC reporting requirements, (ii) our failure to set up a formal policy to effectively address our obligations under the Foreign Corrupt Practices Act (“FCPA”), (iii) our failure to establish detailed financial closing and reporting policies and procedures, and (iv) our reliance on certain manual processes to prepare accounting records and information.

During the year ended December 31, 2007, we implemented a number of measures to address the deficiencies that have been identified, including: (i) hiring additional accounting personnel with US GAAP and SEC reporting expertise, (ii) launching a FCPA compliance program, (iii) initiating formal monthly reporting procedures, and (iv) implementing additional month-end control procedures. We also implemented changes in our internal controls over financial reporting using the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control — Integrated Framework”. These changes enabled management to reach its conclusion as at December 31, 2007 regarding the effectiveness of the Company’s internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that David Elmslie qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 initially filed on December 1, 2006, as amended, and posted the code of business conduct and ethics on our website www.melco-pbl.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Year Ended December 31,
	2006	2007

Audit fees(1)	$500,000	$1,480,000
Audit-related fees(2)	—	100,000
Tax fees(3)	—	33,805
All other fees(4)	1,900,000	300,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statement for the six months ended June 30, 2007.

(3)	“Tax fees” include fees billed for tax consultations.

(4)	“All other fees” means the aggregate fees billed in respect of (1) our initial public offering in December 2006, which amounted to US$1.4 million, (2) the review of our interim financial statement for the nine months ended September 30, 2006 in respect of an aborted project in 2006, which amounted to US$500,000, and (3) our second public offering in November, 2007, which amounted to US$300,000.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
PURCHASERS

None.

PART III

ITEM 17.  FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.  FINANCIAL STATEMENTS

The consolidated financial statements of Melco PBL Entertainment (Macau) Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.  EXHIBITS

Exhibit
Number		Description of Document

1.1		Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33172 as amended initially filed with the SEC on March 30, 2007)
2.1		Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)
2.2		Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
2.3		Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
2.4		Holdco 1 Subscription Agreement dated December 23, 2004 among the Registrant (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
2.5		Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
2.6		Deed of Variation and Amendment relating to the Registrant dated July 27, 2007 between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited, Crown Limited and the Registrant (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)
2	.7*	Amended and Restated Shareholders’ Deed Relating to the Registrant dated December 12, 2007 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited
2.8		Form of Post-IPO Shareholders’ Agreement among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
2.9		Form of Registration Rights Agreement among the Registrant, Melco and PBL (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.1	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.2	Form of Directors’ Agreement of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.3	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)
4.6	Agreement dated May 9, 2006 between Dr. Stanley Ho and MPBL International, regarding sale and transfer of Mocha Slot Group Limited, together with Deed of Assignment dated May 9, 2006 between Dr. Ho, as assignor, and MPBL International, as assignee (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.7	English Translation of Sale and Purchase Agreement dated September 21, 2006 between Mocha and MPBL Gaming (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.8	Letter Agreement in relation to termination of the Mocha service arrangement dated March 15, 2006 among Mocha, SJM and Melco (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.9	First Supplementary Agreement to Joint Venture dated February 8, 2005 Relating to transfer of 70% interests in Melco Crown (CM) Developments (its former names were MPBL Crown Macau Developments and Great Wonders) to MPBL (Greater China) (formerly known as Melco Entertainment Limited) among STDM, Melco and MPBL (Greater China) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.10	Agreement dated March 17, 2005 Relating to transfer of 30% shareholding in Melco Crown (CM) Developments (its former names were MPBL Crown Macau Developments and Great Wonders) from STDM to Melco among STDM, Melco and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.11	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.12	Contract Document dated November 24, 2004 for the design and construction of the hotel and casino at Junction of Avenida Dr. Sun Yat Sen and Avenida de Kwong Tung, Taipa, Macau between Melco Crown (CM) Developments (its former names were MPBL Crown Macau Developments and Great Wonders) and Paul Y. Construction Company Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.13	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.14	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.15	Transfer Deed in relation to the entire issued equity capital of Melco Crown (COD) Developments (formerly known as MPBL (COD) Developments) and Assignment Deed in relation to a memorandum of agreement dated October 28, 2004, dated May 17, 2005, between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.16	Construction Management Agreement dated August 22, 2007 for the Construction and Commissioning of City of Dreams, Macau for Melco Crown (COD) Developments Limited (formerly known as MPBL (COD) Developments) (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)
4.17	Management Agreement for Grand Hyatt Macau dated June 18, 2006 by and between Melco Crown (COD) Developments (formerly known as MPBL (COD) Developments) and Hyatt of Macau Ltd (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.18	Management Agreement for Hyatt Regency Macau dated June 18, 2006 by and between Melco Crown (COD) Developments (formerly known as MPBL (COD) Developments) and Hyatt of Macau Ltd (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.19	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments (formerly known as MPBL (COD) Developments) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)
4.20	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments (formerly known as MPBL (COD) Developments) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)
4.21	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and MPBL Gaming dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)
4.22	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and MPBL Gaming dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)
4.23	Promissory Transfer of Shares Agreement dated May 17, 2006 with respect to the sale and transfer of Omar Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.24	Shareholders’ Agreement relating to MPBL Gaming dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and MPBL Gaming (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number		Description of Document

4.25		Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)
4.26		Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)
4.27		Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-148849), filed with the SEC on January 25, 2008)
4.28		2006 Share Incentive Plan (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.29		Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
4.30		Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)
4.31		Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)
8	.1*	List of Subsidiaries
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1*	Consent of Walkers

*	Filed with this Annual Report on Form 20-F

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005, 2006 AND 2007

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco PBL Entertainment (Macau) Limited:

We have audited the internal control over financial reporting of Melco PBL Entertainment (Macau) Limited and subsidiaries (the “Company”) as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated April 9, 2008 expressed an unqualified opinion on those financial statements.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 9, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco PBL Entertainment (Macau) Limited:

We have audited the accompanying consolidated balance sheets of Melco PBL Entertainment (Macau) Limited and subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2005, 2006 and 2007 and the related financial statements included in Schedule 1. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Melco PBL Entertainment (Macau) Limited and subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2005, 2006 and 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 9, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 9, 2008

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2006	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$583,996	$835,419
Restricted cash	—	298,983
Accounts receivable, net (Note 3)	414	49,390
Amounts due from affiliated companies (Note 18(a))	152	—
Inventories	196	1,484
Prepaid expenses and other current assets	1,790	15,715

Total current assets	586,548	1,200,991

PROPERTY AND EQUIPMENT, NET (Note 4)	279,885	980,241
GAMING SUB-CONCESSION (Note 5)	885,691	828,453
INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220
GOODWILL (Note 6)	81,915	81,915
LONG-TERM PREPAYMENT AND DEPOSITS	5,742	15,832
DEFERRED FINANCING COST	—	48,295
DEPOSIT FOR ACQUISITION OF LAND INTEREST (Note 7)	12,853	12,853
LAND USE RIGHTS, NET (Note 17(a), 20)	423,066	447,468

TOTAL	$2,279,920	$3,620,268

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,509	$5,736
Accrued expenses and other current liabilities (Note 8)	97,369	468,236
Income tax payable	259	1,560
Capital lease obligations, due within one year (Note 11)	6	—
Amounts due to affiliated companies (Note 18(b))	10,611	6,602
Amounts due to shareholders (Note 18(c))	96,859	1,551

Total current liabilities	207,613	483,685

LONG-TERM DEBT (Note 9)	—	500,209
OTHER LONG-TERM LIABILITIES (Note 10)	—	11,074
DEFERRED TAX LIABILITIES (Note 13)	24,046	21,286
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 11)	10	—
LOANS FROM SHAREHOLDERS (Note 18(c))	115,647	114,616
LAND USE RIGHTS PAYABLE (Note 17(a), 20)	42,238	60,857
COMMITMENTS AND CONTINGENCIES (Note 17)
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 1,500,000,000 shares and issued — 1,180,931,146 and 1,320,938,904 shares as of December 31, 2006 and 2007 (Note 12))	11,809	13,209
Additional paid-in capital	1,955,383	2,682,125
Accumulated other comprehensive income (loss)	740	(11,076)
Accumulated losses	(77,566)	(255,717)

Total shareholders’ equity	1,890,366	2,428,541

TOTAL	$2,279,920	$3,620,268

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2005	2006	2007

OPERATING REVENUES
Casino
— Affiliated customer (Note 18)	$16,433	$16,276	$—
— External customers	136	19,108	348,725

Sub-total	16,569	35,384	348,725
Rooms	—	—	5,679
Food and beverage	1,358	1,523	11,229
Entertainment, retail and others	—	—	1,964

Gross revenues	17,927	36,907	367,597
Less: promotional allowances	(599)	(806)	(8,984)

Net revenues	17,328	36,101	358,613

OPERATING COSTS AND EXPENSES
Casino	(6,351)	(18,777)	(274,439)
Rooms	—	—	(11,482)
Food and beverage	(596)	(530)	(6,088)
Entertainment, retail and others	—	—	(30)
General and administrative	(4,336)	(15,105)	(60,110)
Selling and marketing	(534)	(3,511)	(48,317)
Pre-opening costs	(730)	(11,679)	(40,032)
Amortization of gaming sub-concession	—	(14,309)	(57,190)
Amortization of land use rights	(3,535)	(12,358)	(17,276)
Depreciation and amortization	(4,968)	(9,845)	(39,466)
Impairment loss recognized on slot lounge services agreement (Note 6)	—	(7,640)	—

Total operating costs and expenses	(21,050)	(93,754)	(554,430)

OPERATING LOSS	(3,722)	(57,653)	(195,817)

NON-OPERATING INCOME (EXPENSES)
Interest income	2,516	816	18,640
Interest expenses, net of capitalized interest	(2,028)	(11,184)	(770)
Write off of deferred financing costs	—	(12,698)	—
Amortization of deferred financing costs	—	—	(1,005)
Loan commitment fees	—	—	(4,760)
Foreign exchange (loss) gain, net	(570)	55	3,832
Other, net	146	285	275

Total non-operating income (expenses)	64	(22,726)	16,212

LOSS BEFORE INCOME TAX	(3,658)	(80,379)	(179,605)
INCOME TAX CREDIT (Note 13)	91	1,885	1,454

LOSS BEFORE MINORITY INTERESTS	(3,567)	(78,494)	(178,151)
MINORITY INTERESTS	308	5,015	—

NET LOSS	$(3,259)	$(73,479)	$(178,151)

LOSS PER SHARE:
Basic and diluted	$(0.006)	$(0.116)	$(0.145)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and diluted	522,945,205	633,228,439	1,224,880,031

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

				Accumulated
			Additional	Other		Total
	Common Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Comprehensive
	Shares	Amount	Capital	Income (Loss)	Losses	Equity	Loss

BALANCE AT JANUARY 1, 2005	625,000,000	$6,250	$76,989	$—	$(1,007)	$82,232
Net loss for the year	—	—	—	—	(3,259)	(3,259)	$(3,259)
Contribution from PBL	—	—	163,000	—	—	163,000
Contribution of Great Wonders from Melco	—	—	16,484	—	—	16,484
Effect of reorganization on minority interests	(125,000,000)	(1,250)	(18,694)	—	179	(19,765)

BALANCE AT DECEMBER 31, 2005	500,000,000	5,000	237,779	—	(4,087)	238,692	$(3,259)

Net loss for the year	—	—	—	—	(73,479)	(73,479)	$(73,479)
Foreign currency translation adjustment	—	—	—	740	—	740	740
Share-based compensation	—	—	278	—	—	278
Shares issued upon initial public offering, net of offering expenses	180,931,146	1,809	1,065,665	—	—	1,067,474
Shares issued during the year	500,000,000	5,000	315,000	—	—	320,000
Capital contributions from shareholders	—	—	150,000	—	—	150,000
Contribution from Melco	—	—	109,170	—	—	109,170
Contribution of MPBL Gaming from PBL	—	—	77,491	—	—	77,491

BALANCE AT DECEMBER 31, 2006	1,180,931,146	11,809	1,955,383	740	(77,566)	1,890,366	$(72,739)

Net loss for the year	—	—	—	—	(178,151)	(178,151)	$(178,151)
Foreign currency translation adjustment	—	—	—	(1,685)	—	(1,685)	(1,685)
Change in fair value of interest rate swap	—	—	—	(10,131)	—	(10,131)	(10,131)
Share-based compensation	—	—	5,346	—	—	5,346
Shares issued, net of offering expenses (Note 12)	139,612,500	1,396	721,396	—	—	722,792
Shares issued upon restricted shares vested (Note 12)	395,258	4	—	—	—	4

BALANCE AT DECEMBER 31, 2007	1,320,938,904	$13,209	$2,682,125	$(11,076)	$(255,717)	$2,428,541	$(189,967)

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2005	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,259)	$(73,479)	$(178,151)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	8,503	36,512	113,932
Amortization of deferred financing costs	—	—	1,005
Loan commitment fees	—	—	4,760
Impairment loss recognized on slot lounge services agreement	—	7,640	—
(Gain) loss on disposal of property and equipment	(35)	1,140	585
Impairment loss recognized on property and equipment	—	—	421
Allowance for doubtful debts	—	—	2,733
Share-based compensation	—	278	5,256
Minority interests	(308)	(5,015)	—
Changes in operating assets and liabilities:
Accounts receivable	8	(377)	(51,711)
Amounts due from affiliated companies	(313)	1,276	151
Inventories	(72)	(109)	(1,288)
Prepaid expenses and other current assets	(547)	10,330	(13,924)
Long term prepayment and deposits	(297)	(1,638)	(7,899)
Accounts payable	(419)	2,360	3,172
Accrued expenses and other current liabilities	719	3,015	272,172
Income tax payable	445	(356)	1,301
Amounts due to affiliated companies	407	—	428
Other long-term liabilities	—	—	950
Deferred tax liabilities	(548)	(1,814)	(2,755)

Net cash provided by (used in) operating activities	4,284	(20,237)	151,138

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(46,088)	(22,743)	(668,281)
Deposits for acquisition of property and equipment	(919)	(3,555)	(5,356)
Acquisition of other assets	(102,564)	—	—
Restricted cash	—	—	(298,983)
Payment for land use rights	(31,870)	(12,371)	—
Proceeds from sale of property and equipment	183	24	—

Net cash used in investing activities	(181,258)	(38,645)	(972,620)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	—	(49,735)
Amounts due to shareholders	8,088	75,544	(96,583)
Amounts due to affiliated companies	20,225	(45,643)	—
Payment of principal of capital leases	(107)	(5)	(16)
Payment of loan commitment fees	—	—	(3,766)
Cash contribution from PBL	163,000	—	—
Issue of share capital	—	1,067,474	722,796
Cash from contribution of MPBL Gaming from PBL	—	25,739	—
Proceeds from long-term debt	—	—	500,209
Repayment of bank loan	—	(500,000)	—

Net cash provided by financing activities	191,206	623,109	1,072,905

NET INCREASE IN CASH AND CASH EQUIVALENTS	14,232	564,227	251,423
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,537	19,769	583,996

CASH AND CASH EQUIVALENTS AT END OF YEAR	$19,769	$583,996	$835,419

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(In thousands of U.S. dollars)

	Year Ended December 31,
	2005	2006	2007

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(495)	$(10,328)	$(596)
Cash paid for tax	$(12)	$(285)	$—
NON-CASH INVESTING ACTIVITIES
Construction costs funded through accrued expenses and other current liabilities	$7,441	$61,383	$132,356
Construction costs funded through amounts due to shareholders	$—	$127,287	$—
Inception of capital leases on property and equipment	$13	$10	$—
Land use rights cost funded through land use rights payable, accrued expenses and other current liabilities and amounts due to shareholders	$38,012	$63,411	$41,680
Other assets costs funded through amounts due to shareholder	$48,077	$—	$—
Costs of property and equipment funded through amounts due to affiliated companies	$6,885	$5,616	$1,598
Acquisition of additional 20% share of Mocha Slot funded through advances from shareholders	$—	$32,051	$—
Acquisition of shareholder loan advanced by Dr. Stanley Ho funded through advances from shareholders	$—	$5,859	$—
Deposit for acquisition of land interest funded through advances from shareholders	$—	$12,853	$—
Contribution of MPBL Gaming from PBL	$—	$77,491	$—
Contribution of interest in MPBL (Greater China)	$—	$109,170	$—
Deferred financing costs funded through accounts payable and accrued expenses and other current liabilities	$—	$—	$575

The accompanying notes are an integral part of the consolidated financial statements.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco PBL Entertainment (Macau) Limited (formerly named Melco PBL Holdings Limited and known as the “Company” hereafter) was incorporated under the laws of the Cayman Islands on December 17, 2004. The Company and its consolidated subsidiaries (collectively the “Group”) are principally engaged in the gaming and hospitality business. As a result of a series of group restructuring that occurred in October 2006, Mocha Slot Group Limited and its subsidiaries (“Mocha Slot”), which were previously principally engaged in the operation of electronic gaming machine lounges in Macau, transferred its assets and businesses to Melco PBL Gaming (Macau) Limited (“MPBL Gaming”), which holds a gaming sub-concession for the operation of casino games of chance and other casino games in Macau, and thereafter, Mocha Slot became inactive. Melco PBL (Crown Macau) Developments Limited (“MPBL Crown Macau Developments”) (formerly known as Great Wonders, Investments, Limited (“Great Wonders”))was principally engaged in the construction of a casino and hotel in Macau (“Crown Macau Project”) which opened in May 2007. Melco PBL (COD) Developments Limited (“COD Developments”) holds the project for the construction of an integrated entertainment resort complex, City of Dreams, in Macau (“COD Project”). Melco PBL (Macau Peninsula) Limited (“MPBL Peninsula”) is in the process of obtaining a third piece of land in Macau for further development. As of December 31, 2006, the major shareholders of the Company are Melco International Development Limited (“Melco”) and Publishing and Broadcasting Limited (“PBL”). On December 12, 2007, PBL underwent a group restructuring exercise and as a result, Crown Limited (“Crown”), a listed company in Australia, assumed PBL’s gaming business and investments including all the PBL’s equity interest in the Company. As of December 31, 2007, the major shareholders of the Company are Melco and Crown. PBL is now known as Consolidated Media Holdings Limited.

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

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Company and on various other assumption that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c) Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, amounts due from (to) affiliated companies, accounts payable, accrued expenses and other current liabilities, amounts due to shareholders, loans from shareholders, land use rights payable, interest rate swap instruments and debt instruments approximate their fair value.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e) Restricted Cash

As required by the Company’s Senior Facility Agreement entered into in September 2007 (See Note 9 — Long-Term Debt), certain proceeds pursuant to draw under this facility have been deposited into restricted accounts and pledged to a disbursement agent for the credit facility lenders. This restricted cash amount will be used as required for the COD Project costs under disbursement terms specified in this facility. The disbursement account is subject to a security interest in favor of the lenders under the credit facility. As of December 31, 2007, the restricted cash balance was $298,983.

(f) Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. At December 31, 2007, a substantial portion of the Company’s markers were due from customers residing in foreign countries.

Accounts receivable, including casino receivables, is typically non-interest bearing and is initially recorded at cost. Accounts are written off when management deems it is probable the amount is to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.

(g) Inventories

Inventories consist of retail merchandise food and beverage items which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out or specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(h) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in operating income or loss. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

Depreciation is provided on the straight-line method over estimated service lives:

Classification	Years

Buildings	25 years or over the term of the land use right agreement, whichever is shorter
Furniture, fixtures and equipment	3 to 7 years
Plant and gaming machinery	3 to 5 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

The Company constructs its casino and hotel and integrated entertainment resorts. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, which do not exceed the respective land use rights term, and is recorded at the time assets are placed in service.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

Assets recorded under capital leases and leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or the related lease term.

(i) Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the hotels and casinos during the active construction period is capitalized. Interest and amortization of deferred financing costs capitalization ceases once a project is substantially complete or development activity is suspended for more than a brief period. The interest and amortization of deferred financing costs capitalized are determined by applying the weighted average borrowing interest rates to the average amount of accumulated capital expenditures for assets under construction during the year. Capitalized interest and amortization of deferred financing costs are added to the cost of the underlying assets and are amortized over the useful life of the assets. Capitalized interest during the years ended December 31, 2005, 2006 and 2007 of $841, $2,286 and $13,720, respectively, and capitalized amortized deferred financing costs of $nil, $nil and $1,011 for the years ended December 31, 2005, 2006 and 2007, respectively have been added to the cost of the underlying assets during the year and once the asset is put in use, the capitalized interest and amortized deferred financing costs are amortized over the respective useful life of the assets.

(j) Gaming Sub-concession

The Gaming Sub-concession is capitalized based on the fair value of the Gaming Sub-concession agreement as at the date of acquisition of MPBL Gaming, and amortized using the straight-line method over its term of agreement which is due to expire in June 2022.

(k) Goodwill and Intangible Assets

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment on an annual basis, and between annual tests in certain circumstances, and written down when impaired.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible asset consists of the Macau Gaming Sub-concession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives.

(l) Impairment of Long-Lived Assets (Other Than Goodwill)

In accordance with the provision of Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, the Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. An impairment loss amounting to $7,640 (see Note 6) and $1,116 were recognized on the slot lounge services agreement and relocation of a slot lounge during the year ended December 31, 2006. In addition, an impairment loss of $421 was recognized due to the Company’s reconfiguration of the casino at Crown Macau to further target the VIP segment during the year ended December 31, 2007, as determined based on the net book values of the plant and equipment involved.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

(m) Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method in accordance with SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases. Approximately $2,016 was amortized during the year ended December 31, 2007, of which a portion of the amortized deferred financing costs is capitalized as mentioned in note 2(i). During the year ended December 31, 2006, deferred financing cost of $12,698 was written off.

(n) Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis.

(o) Revenue Recognition and Promotional Allowances

The Company recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Prior to termination of the service agreement with Sociedade de Jogos de Macau, S.A. (“SJM”), slot lounge gaming revenue was recognized on an accrued basis in accordance with the contractual terms of the respective service agreement. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Following termination of the service agreement with SJM, the Company, through its wholly-owned subsidiary MPBL Gaming, generates slot lounge gaming revenue under the Gaming Sub-concession. Slot lounge gaming revenue is measured as the aggregate net difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.

Other casino revenues are measured by the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided. Advance deposits on rooms are recorded as customer deposits until services are provided to the customer.

Revenues are recognized net of certain sales incentives in accordance with the Emerging Issues Task Force (“EITF”) consensus on Issue 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF 01-9 requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

The retail value of rooms, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2005, 2006 and 2007, is primarily included in casino expenses as follows:

	Year Ended December 31,
	2005	2006	2007

Rooms	$—	$—	$903
Food and beverage	470	596	7,029

	$470	$596	$7,932

(p) Point-Loyalty Programs

The Company operates various point-loyalty programs. The Company’s primary point-loyalty program, which operates in Crown Macau, is Crown Club. In Crown Club, customers earn points based on their slots play, which can be redeemed for free play at any of the Company’s participating resorts. The Company records a liability based on the points earned times the redemption value and records a corresponding reduction in casino revenue. The expiration of unused points results in a reduction of the liability. Customers’ overall level of table games and slots play is also tracked and used by management in awarding discretionary complimentaries — free rooms, food and beverage and other services — for which no accrual is recorded. At December 31, 2007, the total company-wide liability for point-loyalty programs was $147, including amounts classified as accrued expenses and other current liabilities.

Mocha operated its own loyalty program, Slot club awards, which provides slot patrons with incentives based on the dollar amount of play on slot machines. A liability has been established based on an estimate of the value of these outstanding incentives, utilizing the age and prior history of redemptions.

(q) Pre-Opening Costs

Pre-opening costs, consisting primarily of marketing expenses and other expenses related to new or start-up operations, are expensed as incurred. The Company incurred pre-opening costs in connection with Crown Macau, prior to its opening and continues to incur such costs related to COD Project.

(r) Advertising Expenses

The Company expenses all advertising costs as incurred. Advertising costs incurred during development period are included in pre-opening costs. Once a project is completed, advertising costs are included in selling and marketing expenses. Total advertising costs were $471, $1,582 and $26,854 for the years ended December 31, 2005, 2006 and 2007, respectively.

(s) Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

The functional currencies of the Company and its major subsidiaries were U.S. dollars, Hong Kong dollars or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive loss.

(t) Share-Based Compensation Expenses

The Company issued share based compensation under its share incentive plan in 2006 and 2007. Share based payments are measured using SFAS No. 123R, Share Based Payment, an amendment of FASB statements No. 123 (“SFAS 123R”).

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

(u) Income Tax

The Company is subject to income taxes in Hong Kong and Macau.

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

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.

(v) Earnings Per Share

Basic earnings per share is calculated by dividing the net income available to common shareholders by the weighted average number of common shares outstanding during the year.

Diluted earnings per share is calculated by dividing the net income available to common shareholders by the weighted average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock-based awards.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

The weighted-average number of common and common equivalent shares used in the calculation of basic and diluted earnings per share consisted of the following:

	Year Ended December 31,
	2005	2006	2007

Weighted average number of common shares outstanding	522,945,205	633,228,439	1,224,880,031
Restricted shares	—	62,628	2,349,339
Share options	—	—	30,773

	522,945,205	633,291,067	1,227,260,143

There is no dilutive effect for the year ended December 31, 2005, 2006 and 2007 as the restricted shares and share options were anti-dilutive.

(w) Accounting for Derivative Instruments and Hedging Activities

The Company seeks to manage its market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments. The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, and all amendments thereto. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the income statement or in other comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on market prices obtained from dealer quotes. Such quotes represent the estimated amounts we would receive or pay to terminate the contracts.

Further information on the Company’s financial instrument arrangements is included in Note 10 to the financial statements.

(x) Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents foreign currency translation adjustment and change in fair value of interest rate swaps. During the years presented, the Company’s accumulated other comprehensive income (loss) consisted of the following:

	Year Ended December 31,
	2005	2006	2007

Foreign currency translation adjustment	$—	$740	$(945)
Change in fair value of interest rate swaps	—	—	(10,131)

	$—	$740	$(11,076)

(y) Reclassifications

The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current year presentation.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

(z) Recent Changes in Accounting Standards

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurement.” The standard defines fair value and provides a framework for using fair value to measure assets and liabilities. SFAS No. 157 establishes the principle that fair value should consider characteristics specific to the asset or liability based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 is effective for the Company beginning in fiscal 2008, though early adoption is permitted. The Company is evaluating the impact, if any, of the adoption of SFAS No. 157. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to elect to measure many financial instruments and certain other items at fair value, which are not otherwise currently required to be measured at fair value. The decision to measure items at fair value is made at specific election dates on an irrevocable instrument-by-instrument basis and requires recognition of that changes to fair value option has been elected. Fair value instruments for which the fair value option has been elected and similar instruments measured using another measurement attribute are to be distinguished on the face of the statement of financial position. SFAS No. 159 is effective for the Company’s 2008 fiscal year, although early adoption is permitted. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008, The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidation Financial Statements”. SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes parent”. The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.

3.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2006	2007

Components of accounts receivable, net are as follows:
Casino	$346	$50,710
Hotel	—	1,157
Other	68	258

Sub-total	$414	$52,125
Less: allowance for doubtful accounts	—	(2,735)

	$414	$49,390

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2006	2007

Cost
Buildings	$—	$300,437
Furniture, fixtures and equipment	7,601	62,165
Plant and gaming machinery	35,114	67,731
Leasehold improvements	11,286	22,903
Motor vehicles	299	1,400

Sub-total	$54,300	$454,636
Less: Accumulated depreciation	(12,993)	(52,638)

Sub-total	$41,307	$401,998
Construction in progress	238,578	578,243

Property and equipment, net	$279,885	$980,241

As of December 31, 2006, construction in progress included interest on amounts advanced from shareholders and other direct incidental costs capitalized amounted to $10,265 for both Crown Macau and COD Projects. As of December 31, 2007, construction in progress included interest on amounts advanced from shareholders and secured long-term debt, amortization of deferred financing costs and other direct incidental costs capitalized, which in total amounted to $32,515, mainly for COD Project. Other direct incidental costs represented insurance, salaries and wages and certain other professional charges incurred in relation to Crown Macau and COD Projects.

5.	GAMING SUB-CONCESSION

	December 31,
	2006	2007

Deemed cost (Note)	$900,000	$900,000
Less: Accumulated amortization	(14,309)	(71,547)

Gaming Sub-concession, net	$885,691	$828,453

Note:

The deemed cost was determined based on the estimated fair value of the Gaming Sub-concession at the time of the restructuring. The Gaming Sub-concession is amortized on a straight-line basis over the term of the Gaming Sub-concession agreement which expires in June 2022.

6.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill and other intangible assets with indefinite lives, which include goodwill and Trademarks of Mocha Slot are not amortized, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”). Intangible assets with determinable useful lives are amortized on a straight line basis over their useful lives.

SFAS No. 142 requires that the Company perform an annual test for impairment of intangible assets with indefinite lives, and interim tests if indications of potential impairment exist. The Company performed the annual test for impairment in concluding that there was no impairment of goodwill.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

Amortization expenses for intangible assets charged to the consolidated statements of operations for the years ended December 31, 2005, 2006 and 2007 were $1,029, $1,239 and $nil, respectively. The following represents the gross carrying amounts and accumulated amortization of amortized intangible assets at December 31, 2006 and 2007:

	December 31,
	2006	2007

Trademarks	$4,220	$4,220
Slot lounge services agreement	10,485	—

	$14,705	$4,220
Less: Accumulated amortization	(2,845)	—
Impairment loss recognized	(7,640)	—

Intangible assets, net	$4,220	$4,220

Trademarks are not amortized.

During the year ended December 31, 2006, Mocha Slot entered into an agreement with SJM (“Termination Agreement”) to terminate the slot lounge services agreement, subject to certain condition precedents, in contemplation of the grant of a Gaming Sub-concession to MPBL Gaming. As a result of the termination of the slot lounge services agreement, an impairment loss of $7,640 was recognized on the slot lounge services agreement with reference to a valuation performed by an independent third party. Before the entering of the Termination Agreement, the slot lounge services agreement was amortized over its estimated useful life of 10 years. Subsequent to the entering of the Termination Agreement, the remaining carrying value of the slot lounge services agreement was amortized until the termination date of the slot lounge services agreement.

7.	DEPOSIT FOR ACQUISITION OF LAND INTEREST

On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. The company holds the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed through July 2008. An amount of $12,853 was paid as a down payment upon signing of the sale and purchase agreement, which was financed from Melco and PBL, equally, and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition, which is subject to conditions that are not under the control of the Company.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

8.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2006	2007

Construction costs payable	$61,383	$132,356
Customer deposits	—	12,926
Outstanding gaming chips and tokens	—	166,691
Other gaming related accruals	—	44,105
Gaming tax accrual	—	34,434
Rental payable	228	1,936
Land use rights payable	21,173	44,234
Operating expense accruals	14,585	31,554

	$97,369	$468,236

9.	LONG-TERM DEBT

In February 2006, MPBL Crown Macau Developments, entered into a two-tranche $164,524 term loan facility (“Crown Macau Project Facility”) with certain lenders to finance the construction of the Crown Macau Project. A subsidiary of the Company, Melco PBL Entertainment (Greater China) Limited, (“MPBL (Greater China)”) guaranteed all the obligations of MPBL Crown Macau Developments arising under the Crown Macau Project Facility, and such guarantee was subsequently replaced by the Company’s guarantee. The maturity date for any amounts drawn under this facility was February 13, 2013 and the applicable interest rate for any such amounts was Hong Kong Interbank Offered Rate (“HIBOR”), plus 2.2% per annum. The Crown Macau Project Facility was not drawn down and on July 5, 2007, MPBL Crown Macau Developments cancelled the Crown Macau Project Facility and all securities granted with respect to such facility have been released.

In September 2006, MPBL Gaming entered into a $500,000 term loan facility (“Sub-concession Facility”) with certain lenders to pay a portion of the purchase price due to Wynn Macau upon the Macau Government’s approval of the issuance of a Gaming Sub-concession to MPBL Gaming. The Sub-concession Facility was drawn and used to pay $500,000 of the Gaming Sub-concession in September 2006 upon the issuance of the Sub-concession to MPBL Gaming. The $500,000 term loan was repaid from part of the net proceeds of the Company’s initial public offering in December 2006. MPBL Gaming, along with Melco and PBL, also entered into a commitment letter with those same banks as arrangers for a $1,600,000 COD Project Facility to finance the development costs of the COD Project and, if not already refinanced by the time of the first drawing under the COD Project Facility, to refinance any amounts still outstanding under the Sub-concession Facility. The granting of the COD Project Facility was subject to conditions set forth in the commitment letter and the finalization of the negotiation of certain material terms and would be terminated if facility documents were not executed by June 30, 2007.

On September 5, 2007, MPBL Gaming (“Borrower”) entered into a senior secured credit facility (the “Senior Secured Credit Facility”) with certain lenders in the aggregate amount of $1,750,000 to fund the COD Project. The Senior Secured Credit Facility consists of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility matures on September 5, 2014 and is subject to quarterly amortization payments commencing on September 5, 2010. The Revolving Credit Facility matures on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility and has no interim amortization. Drawdowns on the Term Loan Facility are, subject to satisfaction of conditions precedent specified in the Senior Secured Credit Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

financial covenants and the provision of certificates from technical consultants, available until January 5, 2010. The Revolving Credit Facility will be made available on a fully revolving basis from the date upon which the Term Loan Facility has been fully drawn, to the date that is one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the Senior Secured Credit Facility is guaranteed by certain subsidiaries of the Company (together with the Borrower collectively referred to as the “Borrowing Group”) Security for the Senior Secured Credit Facility includes a first-priority mortgage over the land where the COD Project is to be located upon obtaining the land grant, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group; equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.

The Senior Secured Credit Facility agreement contains certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness, (including guarantees), making certain investment, paying dividends and other restricted payments, creating any subsidiaries and selling assets. The Senior Secured Credit Facility also requires the Borrowing Group to comply with certain financial covenants, including, but not limited to, a maximum total debt to EBITDA, a minimum debt service coverage ratio, a minimum interest coverage ratio and a maximum capital expenditure test.

In addition, there are provisions that limit or prohibit certain payment of dividends and other distribution by the Borrowing Group to the Company. At December 31, 2007, the net assets of the Borrowing Group of approximately $1,864,000 were restricted from being distributed under the terms of the Senior Secured Credit Facility.

MPBL Gaming is also required to undertake a program to hedge 50% of the outstanding indebtedness on the Senior Secured Credit Facility, which is achieved through interest rate swap agreements to limit the impact of increases in interest rates on its floating rate debt derived from the Senior Secured Credit Facility. Details of the hedging agreements are included in Note 10 to the consolidated financial statements.

Borrowings under the Senior Secured Credit Facility bear interest at the London Interbank Offered Rate (“LIBOR”) or HIBOR plus a margin of 2.75% per annum until substantial completion of the COD Project, at which time the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The Senior Secured Credit Facility also provides for further reductions in the margin if the Borrowing Group satisfy certain prescribed leverage ratio tests upon completion of the COD Project. MPBL Gaming is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Senior Secured Credit Facility throughout the availability period.

In connection with the signing of the Senior Secured Credit Facility in September 2007, Melco and PBL each provided an undertaking to an agent under the Senior Secured Credit Facility, to contribute additional equity up to an aggregate of $250,000 (divided equally between Melco and PBL) to MPBL Gaming to pay any costs (i) associated with construction of the COD Project and (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, each of Melco and PBL has agreed to maintain a direct or standby letter of credit in favor of the security agent for the Senior Secured Credit Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to MPBL Gaming. These letters of credit are required to be maintained until the final completion date of the COD Project has occurred and certain debt service reserve accounts have been funded. As of December 31, 2007, Crown replaced PBL as the shareholder of the Company as discussed in note 1 and the letter of credit was now therefore maintained by Crown.

On September 24, 2007, MPBL Gaming drew down $103,114 and HK$3,089,397,811 (equivalent to $500,000 in aggregate) on the Term Loan Facility and as of December 31, 2007, the amount remains outstanding.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

Management believes the Company is in compliance with all such covenants as of December 31, 2007.

Total interest incurred on long-term debt for the years ended 2006 and 2007 was $10,239 and $9,695, respectively, of which $nil and $9,552, was capitalized.

As of December 31, 2006 and 2007, the Company’s borrowing rate was approximately 8.38% and 7.66%, respectively.

Maturities of the Company’s long-term debt as of December 31, 2007 are as follows:

Year
2008	$—
2009	—
2010	30,013
2011	100,042
2012	115,048
Over 2012	255,106

$500,209

10.	OTHER LONG-TERM LIABILITIES

	December 31,
	2006	2007

Interest rate swap contracts	$—	$10,124
Deferred rent liabilities	—	950

	$—	$11,074

In connection with the signing of the Senior Secured Credit Facility in September 2007 (Note 9), MPBL Gaming entered into eight interest rate swap agreements to limit its exposure to interest rate risk on borrowings which expire in 2010. Under the swap agreements, MPBL Gaming pays a fixed interest rate ranging from 4.69% to 4.74% of the notional amount, and receives variable interest which is based on the applicable HIBOR each on the payment date. As of December 31, 2007, the notional principal amounts of the outstanding interest rate swap agreements amounted to $349,862.

These interest rate swaps are expected to be highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on net income from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments was recorded as an asset or liability on the Company’s balance sheet, with an offsetting adjustment to the accumulated other comprehensive income (loss).

As of December 31, 2007, the fair value of interest rate swap agreements of $10,124 is recorded as swap contracts liabilities.

11.	CAPITAL LEASE OBLIGATIONS

The Company leases certain equipment under capital leases. The capital lease obligations outstanding as of December 31, 2006 related to certain equipment amounted to $16. During the year ended December 31, 2007, the capital lease obligations were fully repaid by the Company.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

12.	CAPITAL STRUCTURE

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

On January 8, 2007, the Company issued an additional 9,037,500 ADSs, representing 27,112,500 ordinary shares, pursuant to the underwriters’ option to subscribe these additional ADSs from the Company at the initial public offering price of $19 per ADS less the underwriting commission to cover over-allotments of the ADSs.

On November 6, 2007, the Company offered 37,500,000 ADSs, representing 112,500,000 ordinary shares, to the public in its second public offering.

In connection with the Company restricted shares granted in 2006 (Note 14), 395,258 ordinary shares were vested and issued during the year ended December 31, 2007.

As of December 31, 2006 and 2007, the Company had 1,180,931,146 and 1,320,938,904 ordinary shares issued and outstanding, respectively.

13.	INCOME TAX CREDIT

The Company, Melco PBL International Limited, MPBL (Greater China), Melco PBL Holdings Limited, Melco PBL Investments Limited, Melco PBL Nominee One Limited, Melco PBL Nominee Two Limited and Melco PBL Nominee Three Limited are tax exempt in the Cayman Islands, where they are incorporated, but the Company is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. Melco PBL Services Limited is subject to Hong Kong Profits Tax, where it is incorporated. Always Prosper Investments Limited and MPBL Peninsula are tax exempt in the British Virgin Islands, where they are incorporated. Mocha Slot Group Limited is exempt from tax in the British Virgin Islands, where it is incorporated, but is subject to Macau Complementary Tax on its activities conducted in Macau. Melco PBL Services (US) Limited and Melco PBL (Delaware) LLC are subject to US tax but the companies have not started operations. The Company’s remaining subsidiaries are all incorporated in Macau and are subject to Macau Complementary Tax on their activities conducted in Macau.

Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, MPBL Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011.

The Macau government has granted to a subsidiary of the Company, Melco PBL Hotel (Crown Macau) Limited (“MPBL (Crown Macau)”), the declaration of utility purpose benefit, pursuant to which it is entitled to a vehicle tax holiday and, for a period of 12 years, property tax holiday, on any vehicles and immovable property that it owns or has been granted. Under such tax holiday, it will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of corporate income tax.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

The provision for income tax consisted of:

	Year Ended December 31,
	2005	2006	2007

Income tax provision for current year:
Macau Complementary Tax	$458	$—	$—
Hong Kong Profits Tax	—	—	1,301

	458	—	1,301

Overprovision of income tax in prior years:
Macau Complementary Tax	$(1)	$(71)	$—
Hong Kong Profits Tax	—	—	—

	(1)	(71)	—

Deferred tax charge (credit):
Macau Complementary Tax	$(548)	$(1,814)	$(2,812)
Hong Kong Profits Tax	—	—	57

	(548)	(1,814)	(2,755)

	$(91)	$(1,885)	$(1,454)

A reconciliation of the income tax credit to loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2005	2006	2007

Loss before income tax	$(3,658)	$(80,379)	$(179,605)
Macau Complementary Tax rate	12%	12%	12%
Income tax credit at Macau Complementary Tax rate	(439)	(9,645)	(21,553)
Effect of different tax rates of subsidiaries operating
in other jurisdiction	—	—	641
Overprovision in prior year	(1)	(71)	—
Effect of income for which no income tax expenses
is payable	(89)	(255)	(2,671)
Effect of expense for which no income tax benefit
is receivable	361	1,404	1,048
Losses that cannot be carried forward	—	—	20,045
Increase in valuation allowance	77	6,682	1,036

	$(91)	$(1,885)	$(1,454)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

The deferred income tax assets and liabilities as of December 31, 2006 and 2007, consisted of the following:

	December 31,
	2006	2007

Deferred income tax assets
Net operating loss carryforwards	$6,086	$7,795
Depreciation and amortization	673	—

	6,759	7,795
Valuation allowance	(6,759)	(7,795)

Total net deferred income tax assets	—	—

Deferred income tax liabilities
Land use rights	(23,541)	(20,724)
Intangible assets	(505)	(505)
Unrealized capital allowance	—	(57)

Net deferred income tax liabilities	$(24,046)	$(21,286)

A full valuation allowance was provided as management does not believe that it is more likely than not that all of the deferred tax assets will be realized. As of December 31, 2007, operating loss carry forwards amounting to $518, $12,937 and $51,512 will expire in 2008, 2009 and 2010, respectively.

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 17.5% on the estimated taxable income earned in or derived from Macau and Hong Kong respectively during the relevant year, if applicable.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the financial statement carrying amounts and income tax base of assets and liabilities.

MPBL Gaming and MPBL (Crown Macau) are the only companies which tax holidays have been granted. During the year ended December 31, 2007, net loss was incurred for these companies and accordingly, there was no additional tax that would otherwise have been payable without tax holidays and no impact on the basic and diluted loss per share for the year ended December 31, 2007.

The Group adopted the provisions of FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material impact on the Group’s consolidated financial statements. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. Based on the evaluation by the Group, it is concluded that there was no significant uncertain tax positions requiring recognition in the consolidated financial statements. The Group has no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. The Group classified interest and penalties related to uncertain tax positions as a component of income tax provisions. As of December 31, 2007, there was no interest and penalties related to uncertain tax positions being recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The tax positions for 2007 remain subject to examination by the Hong Kong and Macau tax authorities.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

14.	SHARE-BASED COMPENSATION

The Company has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of its business. Under the share incentive plan, the Company may grant either options to purchase the Company’s ordinary shares or restricted shares. The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our common shares. If the Company grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our common shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years. As of December 31, 2007, 93,881,424 shares out of 100,000,000 shares remain available for the grant of stock options or restricted shares.

Ordinary share options granted in September 2007 were at the higher of the average of the closing price for the 5 trading days following from the date of grant and the closing price on the fifth trading day (i.e. $5.06) and became exercisable ratably over a four-year period from the grant date while ordinary share options granted in November 2007 are at the closing price preceding the date of grant (i.e. $4.72) and generally vest ratably over five years. Options granted expire 10 years after the date of grant.

The Company has granted restricted shares to certain personnel in December 2006. The total number of restricted shares that were granted to those persons equal $16,080 divided by the initial public offering price (as adjusted for the three ordinary shares to one ADS ratio), or approximately 2,530,000 restricted shares. These restricted shares have a vesting period ranging from six months to five years. The grant date fair value is determined with reference to the initial public offering price as adjusted by the factor that these restricted shares are not entitled to dividends during the vesting period.

Under SFAS No. 123R, the Company uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the U.S. Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option was estimated on the date of grant using the following weighted-average assumptions:

	December 31,
	2005	2006	2007

Expected dividend yield	—	—	—
Expected stock price volatility	—	—	38.26%
Risk-free interest rate	—	—	3.96%
Expected average life of options (years)	—	—	5.2

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

Stock Options

A summary of option activity under the share incentive plan as of December 31, 2007, and the changes during the year then ended is presented below:

Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Options	Price	Term	Value

Outstanding at January 1, 2007	—	—
Granted	3,908,390	$5.02
Exercised	—	—
Cancelled	(191,514)	$5.06
Outstanding at December 31, 2007	3,716,876	$5.02	6.5	—
Exercisable at December 31, 2007	—	—	—	—

No stock options had vested as of December 31, 2007. A summary of outstanding stock options expected to vest at December 31, 2007 is presented below:

Expected to Vested
Weighted
		Weighted	Average
		Average	Remaining
	Number	Exercise	Contractual
	of Options	Price Per Option	Term

Range of Exercise Prices ($4.72-$5.06)	3,716,876	$5.02	6.5

The weighted average fair value of options granted during the year ended December 31, 2007 was $1.64. No stock options was vested and exercised during the year ended December 31, 2007.

As of December 31, 2007, there was $6,645 of unrecognized compensation cost related to unvested stock options. The cost is expected to be recognized over a weighted-average period of 3.8 years.

During the year ended December 31, 2007, no stock option was vested and exercised and therefore no cash proceeds and tax benefits were recognized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

Restricted Shares

A summary of the status of the share incentive plan’s restricted shares as of December 31, 2006 and 2007 and changes during the years then ended December 31, 2006 and 2007 is presented below:

		Weighted
		Average Grant
	Shares	Date Fair Value

Unvested at January 1, 2006	—	$—
Granted	2,532,010	6.33
Vested	—	—
Cancelled	—	—

Unvested at December 31, 2006 and January 1, 2007	2,532,010	$6.33
Granted	—	—
Vested	(395,258)	6.33
Cancelled	(130,310)	6.33

Unvested at December 31, 2007	2,006,442	$6.33

The total fair value of the shares vested during the year ended December 31, 2007 was $2,502.

As of December 31, 2007, there was $10,132 of unrecognized compensation cost related to restricted shares. The cost is expected to be recognized over a weighted-average period of 2.91 years.

The impact of stock options and restricted shares for the year ended December 31, 2006 and 2007 recognized was as follows:

	Year Ended December 31,
	2006	2007

Stock options	$—	$518
Restricted shares	278	4,828

Total share based compensation expense	278	5,346
Less: Compensation expense capitalized	—	(90)

Compensation costs recognized as expense	$278	$5,256

15.	EMPLOYEE BENEFIT PLANS

The Company operates various employee benefit plans in Macau and Hong Kong. For the years ended December 31, 2005, 2006 and 2007, the Company’s contributions into the provident fund were $11, $27 and $1,495.

16.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the board of the relevant subsidiary. As of December 31, 2006 and 2007, the balance of the legal reserve amounted to $2 and $2, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

In connection with the signing of the Senior Secured Credit Facility in September 2007, it contains restrictions on payment of dividends for the Borrowing Group.

17.	COMMITMENTS AND CONTINGENCIES

(a) Capital Commitments

At December 31, 2007, the Company had capital commitments contracted for but not provided in respect of construction of the COD Project and acquisition of property and equipment totalling to $378,451.

COD Developments has accepted in principle an offer from the Macau Government to acquire the Cotai Land in Macau for approximately $105,091, with $37,437 payable at signing of the government lease in February 2008 and the remaining balance of approximately $67,654 due in nine half-yearly installments bearing interest at 5% per annum. The first installment will be payable within six months from the date of publication of the grant of the concession for the Cotai Land in the Macau Government gazette. No payment has been made by COD Developments in respect of this offer as of December 31, 2007. A guarantee deposit of approximately $424 will become payable upon signing of the government lease, subject to adjustments based on the relevant amount of rent payable during the year. During the construction period, rent in an aggregate amount of $424 per annum will be payable to the Macau Government. Following the completion of construction, rent in an aggregate amount of $903 per annum will be payable to the Macau government. The rent amounts may be adjusted every five years as agreed between the Macau Government and COD Developments, using the applicable market rates in effect at the time of the rent adjustment. The construction of the COD Project commenced in April 2006. At December 31, 2007, the Company has recorded the land use right of $105,091 and the related payable to the Macau Government in accrued expenses and other current liabilities of $44,234 and land use right payable of $60,857, and the Company has total commitments of annual rent for COD Project of $21,618.

In 2006, the Macau Government had officially granted the Taipa Land to MPBL Crown Macau Developments. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006, subject to adjustments in accordance with the relevant amount of rent payable during the year. During the construction period, rent was due at an annual amount of $20. The annual rent will become due at $171 after the completion of construction in May 2007. The rent amounts may be adjusted every five years as agreed between the Macau Government and MPBL Crown Macau Developments, using the applicable market rates in effect at the time of the rent adjustment. At December 31, 2007, the Company had total commitments of annual rent for the Crown Macau Project of $3,980.

MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company which held the rights to a land lease in respect of a plot of land on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed through July 2008. An amount of $12,853 was paid as a down payment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition. The completion of the acquisition is subject to conditions that are not under control of the Company.

(b) Lease Commitments

The Group leases office space, slot lounges and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2021. The Group’s office leases and slot lounge leases provide for periodic rental increases based on the general inflation rate. During the years ended December 31, 2005, 2006 and 2007, the Group made rental payments amounting to $1,156, $3,375 and $11,716, respectively.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

As of December 31, 2007, minimum lease payments under all non-cancellable leases were as follows:

Operating Leases

Year

2008	$9,693
2009	8,663
2010	7,011
2011	7,190
2012	7,417
Over 2012	25,816

Total minimum lease payments	$65,790

(c) Other Commitments

On September 8, 2006, the Macau Government granted a Gaming Sub-concession to MPBL Gaming to operate the gaming business in Macau. Pursuant to the gaming sub-concession agreement, MPBL Gaming has committed to the following:

i) To make a minimum investment in Macau of $499,164 (MOP 4,000,000,000) by December 2010.

ii) To pay the Macau Government a fixed annual premium of $3,744 (MOP 30,000,000) starting from June 26, 2009 if the hotel, casino and resort projects operated by the Company’s subsidiaries are not completed by then.

iii) To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Company operates. The variable premium will be calculated as follows:

•	$37 (MOP 300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP 150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP 1,000) per year for each electrical or mechanical gaming machine.

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

vii) MPBL Gaming must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP 500,000,000) from September 8, 2006 to September 8, 2011 and in a maximum amount of $37,437 (MOP 300,000,000) from that date until the 180th day after the termination date of the Gaming Sub-concession. A sum of 1.75% of the guarantee amount will be payable by MPBL Gaming quarterly to such bank.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

At December 31, 2007, the Company had other commitments contracted for but not provided in respect of shuttle buses and limousines services for Crown Macau totalling to $14,916. Payment for the shuttle buses and limousines services during the year ended December 31, 2007 amounted to $3,660.

(d) Contingencies

At of December 31, 2007, the MPBL Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 17(c)(vii). The Company is also a party to various guarantee contracts in the normal course of business, which are generally supported by guarantee issued by financial institutions. At December 31, 2007, the Company had provided a $166 guarantee to support its operations.

18.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2005, 2006 and 2007, the Group entered into the following material related party transactions:

	Year Ended December 31,
	2005	2006	2007

Consultancy fee paid/payable to affiliated companies capitalized in construction in progress	$—	$3,015	$2,294
Consultancy fee paid to an affiliated company recognized as expense	—	2,525	4,150
Interest paid/payable to affiliated companies/person	832	413	—
Management fee paid/payable to affiliated companies	197	144	—
Network support fee paid/payable to affiliated companies	92	193	238
Project management fee paid/payable to an affiliated company capitalized in construction in progress	1,077	1,420	1,442
Purchase of services and operating/office supplies from affiliated companies	—	—	813
Purchase of plant and equipment from affiliated companies	15,643	11,991	12,141
Rental expense paid/payable to affiliated companies	135	473	1,114
Service fee income received or receivable from an affiliated company	16,433	16,276	—
Service fee paid/payable to affiliated companies	538	1,988	—
Travelling expense paid/payable to affiliated companies	124	375	746
Interest paid/payable to shareholders capitalized in construction in progress	—	586	4,167
Interest paid/payable to shareholders recognized as expense	2,031	1,814	758

(a) Amounts Due From Affiliated Companies

(i) Before MPBL Gaming obtained the Gaming Sub-concession in September 2006, the Group provided services to certain electronic gaming lounges of SJM. The services fee was calculated based on a pre-determined rate stipulated in the respective agreement of the gaming revenue from the gaming machines. In addition, the Group purchased plant and equipment from SJM during the years ended December 31, 2005 and 2006 respectively. The outstanding balances of the amount due from SJM as at December 31, 2006 and 2007 were $nil.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

(ii) During 2006, the Group paid certain expenses on behalf of Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL. As of December 31, 2006, the outstanding balance due from Publishing and Broadcasting (Finance) Limited of $30.

(iii) The Group paid certain expenses on behalf of Sociedade de Turismo e Diversões de Macau, S.A.R.L. (“STDM”). As of December 31, 2006 and 2007, the outstanding balance due from STDM of $122 and $nil, respectively.

(b) Amounts Due To Affiliated Companies

(i) The Group paid travelling expenses to STDM and Shun Tak China Travel Ship Management Limited (“Shun Tak”), companies in which relatives of Mr. Lawrence Ho have beneficial interest. These companies made the accommodation and transport arrangements for the Group employees travelling between Hong Kong and Macau. The outstanding balances due to STDM and Shun Tak as at December 31, 2007 were $61 and $43, respectively, and were unsecured, non-interest bearing and repayable on demand. As of December 31, 2006, no balance is due to STDM and Shun Tak.

(ii) In addition, the Group incurred certain expenses, which included management fee, project management fee, rental expenses, consultancy fee and purchase of property and equipment, with wholly owned subsidiaries of Melco (“Melco Group”) during the years ended December 31, 2005, 2006 and 2007. The management fee was paid for general administrative services provided by Melco Group, which was based on a pre-determined fixed monthly amount during the year ended December 31, 2005 and was based on actual cost incurred during the year ended December 31, 2006 and 2007. The project management fee and consultancy fee were paid for services provided by Melco Group in connection with the Crown Macau and the COD Projects and were capitalized in construction in progress, which was based on the actual cost incurred. For other expenses, amounts were determined on an individual basis with reference to market prices.

The outstanding balances due to Melco Group as of December 31, 2006 and 2007, were $8,349 and $786, respectively, and were unsecured and repayable on demand. As at December 31, 2005, the balance included an amount of $16,857 which bore interest at 9% per annum and had been charged up to June 30, 2006 from which date onwards the amounts due ceased to be interest bearing. The balances as at December 31, 2006 and 2007 were non-interest bearing. Interest was paid in respect of the interest-bearing balances during the year ended December 31, 2005 and 2006.

(iii) The Group received funds from Dr. Stanley Ho for working capital purposes. The amount was unsecured and bore interest at 4% per annum. The funds were fully repaid in 2006. Interest was paid in respect of the balances due during the years ended December 31, 2005 and 2006.

(iv) The Group paid service fees to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the years ended December 31, 2005 and 2006 respectively. The service fees were paid for general administrative services provided and were based on a pre-determined fixed monthly amount. There was no outstanding balance as of December 31, 2006.

(v) During the years ended December 31, 2005, 2006 and 2007, the Group paid rental expenses and service fees to Lisboa Holdings Limited, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for a Mocha slot gaming lounge. As of December 31, 2006 and 2007, the outstanding balances due to Lisboa Holdings Limited were of $529 and $nil, respectively.

(vi) The Group paid consultancy fees to Crown Melbourne Limited, a subsidiary of Crown as of December 31, 2007, for the years ended December 31, 2006 and 2007 for consulting services in relation to the Crown Macau and COD Projects. Part of the consultancy charges was capitalized in construction in progress for the years ended December 31, 2006 and 2007. In addition, the Group purchased some plant and equipment from Crown Melbourne

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

Limited. As of December 31, 2006 and 2007, the outstanding balances due to Crown Melbourne Limited of $1,570 and $5,712, respectively, were unsecured, non-interest bearing and repayable on demand.

(vii) The Group purchased plant and equipment for the year ended December 31, 2006 from SJM. The outstanding balances due to SJM as of December 31, 2006 and 2007 of $163 and $nil, respectively, were unsecured, non-interest bearing and repayable on demand.

(viii) The Group purchased plant and equipment from Stargames Corporation Pty. Limited, in which the Company’s Chief Operating Officer is an independent non-executive director of its parent company, during the year ended December 31, 2007. There was no outstanding balance due to Stargames Corporation Pty. Limited as of December 31, 2007.

(c) Amounts Due To/Loans From Shareholders

The Group received funds from Melco, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of Crown Macau Project and COD Project, acquisition of additional 20% interest in Mocha Slot and Loan Sale and payment of the deposit for acquisition of land interest.

During the year ended December 31, 2006, Melco and PBL agreed to convert the working capital loan of a total of $150,000, contributed in equal proportions, into equity.

The outstanding balances due to Melco as of December 31, 2006 and 2007 of $144,663 and $74,704, respectively, were unsecured. A portion of these outstanding balances totalling $74,367 and $73,999 as of December 31, 2006 and 2007, respectively, were interest bearing at 3-months HIBOR per annum, and the remaining portion of the outstanding balances of 2006 and 2007 were non-interest bearing. As of December 31, 2006, the outstanding balance was repayable on demand except for the balance of $74,367, which was repayable in 18 months from the balance sheet date. In September 2007, the final maturity date of the balance of $73,999 was extended to May 2009 and therefore classified as non-current liabilities and the remaining balance of $705, which is repayable on demand, is classified as current liabilities.

The Group also received funds from PBL, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of the Crown Macau Project and the COD Project, acquisition of an additional 20% interest in Mocha Slot and the Loan Sale and payment of the deposit for acquisition of land interest. The outstanding balances due to PBL as of December 31, 2006 and 2007 of $67,843 and $41,463, respectively, were unsecured. A portion of these outstanding balances totalling $41,280 and $40,617 as of December 31, 2006 and 2007, respectively, were interest bearing at 3-months HIBOR per annum, and the remaining portion of the outstanding balances of 2006 and 2007 were non-interest bearing. As at December 31, 2006, the outstanding balance was repayable on demand except for the balance of $41,280 which was repayable in 18 months from the balance sheet date. In September 2007, the final maturity date of the balance of $40,617 was extended to May 2009 and therefore classified as non-current liabilities and the remaining balance of $846, which is repayable on demand, is classified as current liabilities. As of December 31, 2007, the total balance of $41,463 was due to Crown after it replaced PBL as shareholder of the Company as discussed in note 1.

(d) Melco contributed its interest in COD Developments to the Company pursuant to a shareholders agreement. Pursuant to an agreement signed on May 11, 2005, a subsidiary of Melco acquired from Great Respect Limited the remaining 49.2% interest in the COD Project for $150,641 and contributed it to MPBL (Greater China), subject to certain conditions precedent. The acquisition was completed on September 5, 2005 and $48,077 out of $150,641 was financed by a loan from Melco and PBL. The price paid to acquire the additional interest was previously classified as other assets. Since the construction work for the COD Project commenced in April 2006, the amount was reclassified to the land use right as of that date.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

On April 21, 2005, a consent was issued by the Macau Government to COD Developments pursuant to which the Macau Government offered to COD Developments the right to be granted a medium term lease of Cotai Land, to construct and develop the COD Project. The construction work for the COD Project commenced in April 2006. The land use right and related payable to the Macau Government of $63,411 has been included in the land use right, accrued expenses and other current liabilities, and land use right payable as of December 31, 2006. In October 2007, the Macau government revised the terms of the land use right of Cotai Land with land use right and related payables increased to $105,091. The revised amount has been included in the land use right, accrued expenses and other current liabilities, and land use right payable as of December 31, 2007.

As of December 31, 2007, COD Developments was in the process of obtaining the official title of this land use right.

(e) On February 8, 2005, Melco completed the acquisition of an additional 20% equity interest in Great Wonders from STDM for $16,360 in convertible notes of Melco. Melco then transferred this 20% equity interest to the Company together with the 50% interest in Great Wonders purchased in the year ended December 31, 2004. On July 28, 2005, the Group completed the acquisition of the remaining 30% interest in Great Wonders from STDM for $51,282, of which $25,641 was financed by an advance from Melco and PBL.

On June 24, 2005, MPBL Crown Macau Developments accepted a formal offer from the Macau Government to acquire the Taipa Land for $18,600, which was included in the amount of land use rights as of December 31, 2006. As at December 31, 2005, MPBL Crown Macau Developments had paid $6,229 for the Taipa Land. The remaining balance of approximately $12,371 was fully settled as of December 31, 2006.

The expiry dates of the lease of the Taipa Land and Cotai Land are March 2031 and February 2033, respectively. The Company amortizes the land use rights from the commencement date of the construction work to their expiry dates.

(f) On November 11, 2004, MPBL Crown Macau Developments entered into letters of confirmation with SJM pursuant to which SJM would lease the casino premises at and operate the casino gaming activities at the Crown Macau Project pursuant to an arrangement under which MPBL Crown Macau Developments would receive fees and rentals based on a percentage of the revenues from such gaming operations. The letters of confirmation were terminated subsequently in March 2006 when PBL entered into an agreement with Wynn Macau to acquire a Gaming Sub-concession under Wynn Macau’s concession.

(g) The Company completed a reorganization in October 2006. As a result of the restructuring, the Company acquired MPBL Gaming, the holder of the Gaming Sub-concession in Macau, and Melco’s 20% interest in MPBL (Greater China), the holding company of Mocha Slot, MPBL Crown Macau Developments and COD Developments.

(h) On March 15, 2006, in contemplation of the grant of the Gaming Sub-concession to MPBL Gaming, and for the purposes of continuity of the slot lounge services provision business, Melco, Mocha Slot, Mocha Management and SJM entered into an agreement for the conditional termination of all existing services agreements of Mocha Slot. The termination became effective subsequent to the grant of Gaming Sub-concession to MPBL Gaming in September 2006.

In contemplation of the acquisition of MPBL Gaming by the Group, Mocha Slot has made use of the Gaming Sub-concession of MPBL Gaming before MPBL Gaming was contributed to the Company, at nil consideration, to operate the slot lounge business, in accordance with an arrangement letter signed.

(i) On May 9, 2006, Melco PBL International Limited entered into a sale and purchase agreement (“Sale and Purchase Agreement”) to acquire the remaining 20% of Mocha Slot held by Dr. Stanley Ho and repaid the shareholder loan from Dr. Stanley Ho to Mocha Slot for an aggregate consideration of approximately $37,910. The

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

Sale and Purchase Agreement was completed on the same date on which the Sale and Purchase Agreement was signed.

(j) On May 17, 2006, MPBL Peninsula entered into an agreement to purchase the entire issued share capital of a company, of which Dr. Stanley Ho is one of the directors but in which he holds no shares. The company holds the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and the acquisition is expected to be completed through July 2008. An amount of $12,853 was paid as a down payment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition. The completion of the acquisition is subject to conditions that are not under control of the Company.

19.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business. Starting from 2006, the Company’s chief operating decision makers monitor its operations and evaluate earnings by reviewing the assets and operations of Mocha Slot, Crown Macau and COD Project and determined that the Company has three reportable units. As at December 31, 2007, Mocha Slot and Crown Macau are the two primary businesses of the Company and the COD Project is still in the development and construction phase. No revenue was generated by the COD Project.

Total Assets

	December 31,
	2006	2007

Mocha Slot	$138,029	$149,524
Crown Macau	435,875	781,832
City of Dreams	475,907	918,198
Corporate and others	1,230,109	1,770,714

Total consolidated assets	$2,279,920	3,620,268

For the years ended December 31, 2005 and 2006, one customer, SJM, accounted for 95% and 45% respectively, of total revenues. For the year ended December 31, 2007, there was no single customer contributed more than 10% of the total revenues.

The Company’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2005	2006	2007

NET REVENUES
Mocha Slot	$17,328	$36,101	$81,388
Crown Macau	—	—	277,225

Total net revenues	17,328	36,101	358,613
ADJUSTED EBITDA(1)
Mocha Slot	7,302	12,846	22,056
Crown Macau	—	(1,901)	(22,444)

Total adjusted EBITDA	7,302	10,945	(388)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2005	2006	2007

OTHER OPERATING COST AND EXPENSES
Pre-opening costs
Mocha Slot	(174)	(91)	—
Crown Macau	(318)	(9,586)	(36,985)
City of Dreams	(238)	(2,002)	(3,047)
Corporate and other	—	—	—
Depreciation and amortization
Mocha Slot	(4,957)	(9,429)	(11,399)
Crown Macau	(3,535)	(5,696)	(30,317)
City of Dreams	—	(7,063)	(14,501)
Corporate and other	(11)	(14,324)	(57,715)
Share-based compensation
Mocha Slot	—	—	(95)
Crown Macau	—	—	(360)
City of Dreams	—	—	—
Corporate and other	—	(278)	(4,801)
Marketing expense relating to Crown Macau Opening(2)
Crown Macau	—	—	(2,500)
Corporate and other	—	—	(9,459)
Impairment loss recognized on slot lounge services agreement
Mocha Slot	—	(7,640)	—
Other expenses
Mocha Slot	—	—	—
Crown Macau	—	—	—
City of Dreams	—	(718)	(316)
Corporate and other	(2,753)	(9,820)	(23,934)
Minority interest of Mocha Slot included in adjusted EBITDA
Mocha Slot	962	(1,951)	—

Total	(11,024)	(68,598)	(195,429)

Operating loss	(3,722)	(57,653)	(195,817)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2005	2006	2007

OTHER NON-OPERATING INCOME AND EXPENSE
Interest income	2,516	816	18,640
Interest expenses, net of capitalized interest	(2,028)	(11,184)	(770)
Write off of deferred financing costs	—	(12,698)	—
Amortization of deferred financing costs	—	—	(1,005)
Loan commitment fees	—	—	(4,760)
Foreign exchange (loss) gain, net	(570)	55	3,832
Other, net	146	285	275

Total	64	(22,726)	16,212

LOSS BEFORE INCOME TAX	(3,658)	(80,379)	(179,605)
INCOME TAX CREDIT	91	1,885	1,454

LOSS BEFORE MINORITY INTERESTS	(3,567)	(78,494)	(178,151)
MINORITY INTERESTS	308	5,015	—

NET LOSS	$(3,259)	$(73,479)	$(178,151)

Note:

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, stock-based compensation, marketing expense relating to Crown Macau Opening, non-operating income (expenses) and impairment loss recognized on the slot lounge services agreement). The Adjusted EBITDA is presented for results of Mocha Slot and Crown Macau. Prior to the opening of the casino operation of Crown Macau in May 2007, the management of the Company used Adjusted EBITDA for Mocha Slot to measure the operating performance of the Company as Mocha Slot was the Company’s business until then. Subsequent to the opening of the casino operation of Crown Macau in May 2007, the management of the Company used Adjusted EBITDA of Mocha Slot and Crown Macau to measure their operating performance as they are the two primary operations of the Company. The management of the Company does not use Adjusted EBITDA on the COD Project to measure its operating performance since it is still in its development stage.

(2)	Marketing expenses related to the Crown Macau opening are allocated to Crown Macau in accordance with the property budget as set at the end of 2006.

20.	POST BALANCE SHEET EVENTS

On January 31, 2008, the Company received from the Macau Government the final terms of the land lease agreement of the Cotai Land in Macau grant to COD Developments for approximately $105,091, with $37,437 paid at signing of the government lease in February 2008 and the remaining balance of approximately $67,654 due in nine half-yearly installments bearing interest at 5% per annum. The first installment will be payable within six months from the date of publication of the grant of the concession for the Cotai Land in the Macau Government gazette. At December 31, 2007, no payment has been made by COD Developments and the Company has recorded the land use right of $105,091 and the related payable to the Macau Government in accrued expenses and other current liabilities of $44,234 and land use right payable of $60,857.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEET
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2006	2007

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$329,430	$573,650
Amounts due from affiliated companies	30	2
Amounts due from subsidiaries	1,058,735	163,223
Prepaid expenses and other current assets	421	3,473

Total current assets	1,388,616	740,348

INVESTMENTS IN SUBSIDIARIES	900,611	1,992,448
LONG-TERM PREPAYMENT AND DEPOSITS	126	—

TOTAL	$2,289,353	$2,732,796

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$4,121	$2,905
Income tax payable	—	1,177
Amounts due to affiliated companies	2,300	3,661
Amounts due to subsidiaries	180,285	180,345
Amounts due to shareholders	96,634	1,551

Total current liabilities	283,340	189,639

LOANS FROM SHAREHOLDERS	115,647	114,616
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 1,500,000,000 shares and issued — 1,180,931,146 and 1,320,938,904 shares as of December 31, 2006 and 2007)	11,809	13,209
Additional paid-in capital	1,955,383	2,682,125
Accumulated other comprehensive income (loss)	740	(11,076)
Accumulated losses	(77,566)	(255,717)

Total shareholders’ equity	1,890,366	2,428,541

TOTAL	$2,289,353	$2,732,796

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2005	2006	2007

REVENUE	$—	$—	$—
OPERATING EXPENSES
General and administrative	(51)	(3,961)	(16,017)
Selling and marketing	—	(321)	(306)

Total operating expenses	(51)	(4,282)	(16,323)

OPERATING LOSS	(51)	(4,282)	(16,323)

NON-OPERATING INCOME (EXPENSES)
Interest income	626	240	11,159
Interest expenses	—	—	(758)
Foreign exchange gain	—	2	5,138
Other, net	—	—	16,106
Share of results of subsidiaries	(3,834)	(69,439)	(192,296)

Total non-operating expenses	(3,208)	(69,197)	(160,651)

LOSS BEFORE INCOME TAX	(3,259)	(73,479)	(176,974)
INCOME TAX EXPENSE	—	—	(1,177)

NET LOSS	$(3,259)	$(73,479)	$(178,151)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

				Accumulated
			Additional	Other		Total
	Common Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Comprehensive
	Shares	Amount	Capital	Income (Loss)	Losses	Equity	Loss

BALANCE AT JANUARY 1, 2005	625,000,000	$6,250	$76,989	$—	$(1,007)	$82,232
Net loss for the year	—	—	—	—	(3,259)	(3,259)	$(3,259)
Contribution from PBL	—	—	163,000	—	—	163,000
Contribution of Great Wonders from Melco	—	—	16,484	—	—	16,484
Effect of reorganization on minority interests	(125,000,000)	(1,250)	(18,694)	—	179	(19,765)

BALANCE AT DECEMBER 31, 2005	500,000,000	5,000	237,779	—	(4,087)	238,692	$(3,259)

Net loss for the year	—	—	—	—	(73,479)	(73,479)	$(73,479)
Foreign currency translation adjustment	—	—	—	740	—	740	740
Share-based compensation	—	—	278	—	—	278
Shares issued upon initial public offering, net of offering expenses	180,931,146	1,809	1,065,665	—	—	1,067,474
Shares issued during the year	500,000,000	5,000	315,000	—	—	320,000
Capital contributions from shareholders	—	—	150,000	—	—	150,000
Contribution from Melco	—	—	109,170	—	—	109,170
Contribution of MPBL Gaming from PBL	—	—	77,491	—	—	77,491

BALANCE AT DECEMBER 31, 2006	1,180,931,146	11,809	1,955,383	740	(77,566)	1,890,366	$(72,739)

Net loss for the year	—	—	—	—	(178,151)	(178,151)	$(178,151)
Foreign currency translation adjustment	—	—	—	(1,685)	—	(1,685)	(1,685)
Change in fair value of interest rate swap	—	—	—	(10,131)	—	(10,131)	(10,131)
Share-based compensation	—	—	5,346	—	—	5,346
Shares issued, net of offering expenses	139,612,500	1,396	721,396	—	—	722,792
Shares issue upon restricted shares vested	395,258	4	—	—	—	4

BALANCE AT DECEMBER 31, 2007	1,320,938,904	$13,209	$2,682,125	$(11,076)	$(255,717)	$2,428,541	$(189,967)

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2005	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,259)	$(73,479)	$(178,151)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	—	278	5,256
Share of results of subsidiaries	3,834	69,439	192,296
Changes in operating assets and liabilities:
Amounts due from affiliated companies	(2)	(30)	28
Prepaid expenses and other current assets	—	(421)	(3,052)
Long term prepayment and deposits	—	(126)	126
Accrued expenses and other current liabilities	—	4,121	(1,216)
Income tax payable	—	—	1,177
Amounts due to affiliated companies	1	2,299	1,361
Amounts due to subsidiaries	—	1,965	60

Net cash provided by operating activities	574	4,046	17,885

CASH FLOWS FROM INVESTING ACTIVITIES
Investments in subsidiaries	(163,000)	—	—
Amounts due from subsidiaries	—	(742,664)	(399,878)

Net cash used in investing activities	(163,000)	(742,664)	(399,878)

CASH FLOWS FROM FINANCING ACTIVITIES
Amounts due to shareholders	—	—	(96,583)
Cash contribution from PBL	163,000	—	—
Issue of share capital	—	1,067,474	722,796

Net cash provided by financing activities	163,000	1,067,474	626,213

NET INCREASE IN CASH AND CASH EQUIVALENTS	574	328,856	244,220
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	—	574	329,430

CASH AND CASH EQUIVALENTS AT END OF YEAR	$574	$329,430	$573,650

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENT SCHEDULE 1

1. Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2007, approximately $1,864,000 of the restricted net assets not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2005, 2006 and 2007.

2. Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By	/s/ Lawrence Ho

Name:	Lawrence Ho
Title:	Co-Chairman and Chief Executive Officer

Date: April 9, 2008

ii