Form 20-F
period 2008-12-31
Melco Crown Entertainment LTD
filed 2009-03-31
CIK 1381640

As filed with the Securities and Exchange Commission on March 31, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-33178
MELCO CROWN ENTERTAINMENT LIMITED
(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
(Address of principal executive offices)

Leanne Palmer, Vice President, Financial Compliance, Tel +852 2598 3600, Fax +852 2537 3618
36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American depositary shares	The NASDAQ Stock Market LLC
each representing three ordinary shares

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,321,550,399 ordinary shares of Registrant outstanding as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

ii

Item 19. Exhibits	122

EX-4.6 AMENDMENT AGREEMENT
EX-4.7 SECOND AMENDMENT AGREEMENT
EX-4.8 THIRD AMENDMENT AGREEMENT
EX-4.20 NOVATION AND TERMINATION AGREEMENT
EX-4.21 MANAGEMENT AGREEMENT
EX-4.23 NOVATION AGREEMENT
EX-4.27 NOVATION AGREEMENT
EX-4.29 EXTENSION LETTER
EX-4.30 EXTENSION LETTER
EX-4.31 EXTENSION LETTER
EX-8.1 LIST OF SUBSIDIARIES
EX-11.1 CODE OF BUSINESS CONDUCT AND ETHICS
EX-12.1 CEO CERTIFICATION PURSUANT TO SECTION 302
EX-12.2 CFO CERTIFICATION PURSUANT TO SECTION 302
EX-13.1 CEO CERTIFICATION PURSUANT TO SECTION 906
EX-13.2 CFO CERTIFICATION PURSUANT TO SECTION 906
EX-15.1 CONSENT OF WALKERS

iii

INTRODUCTION
Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“China,” “mainland China” and “PRC” are to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•	“Greater China” is to mainland China, Hong Kong, Macau and Taiwan, collectively;

•	“HK$” and “H.K. dollars” are to the legal currency of Hong Kong;

•	“Hong Kong” is to the Hong Kong Special Administration Region of the People’s Republic of China;

•	“Macau” and the “Macau SAR” are to the Macau Special Administrative Region of the People’s Republic of China;

•	“Patacas” and “MOP” are to the legal currency of Macau;

•	“Renminbi” and “RMB” are to the legal currency of China;

•	“US$” and “U.S. dollars” are to the legal currency of the United States; and

•	“U.S. GAAP” is to the accounting principles generally accepted in the United States.
Unless the context indicates otherwise, “we,” “us,” “our company” and “MPEL” refer to Melco Crown Entertainment Limited, formerly Melco PBL Entertainment (Macau) Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities and its consolidated subsidiaries, including Melco Crown Gaming (Macau) Limited, formerly Melco PBL Gaming (Macau) Limited, or Melco Crown Gaming, a Macau company and the holder of the gaming subconcession; “Melco” refers to Melco International Development Limited, a Hong Kong-listed company; “Crown” refers to Crown Limited, an Australian-listed corporation which completed its acquisition of the gaming businesses and investments of PBL on December 12, 2007 and which is now our shareholder and as the context may require, shall include its predecessor, PBL; “PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation which is now known as Consolidated Media Holdings Limited; “SPV” refers to Melco Crown SPV Limited, formerly Melco PBL SPV Limited, a Cayman Islands exempted company which is 50/50 owned by Melco Leisure and Entertainment Group Limited and PBL Asia Investments Limited; and “our subconcession” refers to the Macau gaming subconcession held by our subsidiary, Melco Crown Gaming. Our other principal operating subsidiaries are (1) Melco Crown (CM) Hotel Limited, or Melco Crown (CM) Hotel (formerly known as Melco PBL Hotel (Crown Macau) Limited) through which we currently operate the hotel at Crown Macau, (2) Melco Crown (CM) Developments Limited, or Melco Crown (CM) Developments (its former names were Melco PBL (Crown Macau) Developments Limited and Great Wonders, Investments, Limited), through which we hold the land and buildings for Crown Macau, (3) Melco Crown (COD) Developments Limited, or Melco Crown (COD) Developments (its former names were Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) through which we hold the City of Dreams project, and (4) MPEL (Macau Peninsula) Limited, or MPEL Macau Peninsula, through which we currently hold our Macau peninsula project.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007.
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
On November 6, 2007 we sold 37,500,000 ADSs, representing 112,500,000 ordinary shares at the public offering price less the underwriting commission in a follow-on offering. In connection with our restricted shares granted in 2006, 395,256 ordinary shares were vested and issued during the year ended December 31, 2007. In connection with our share options granted in 2007, 385,180 ordinary shares were issued in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement, for issuance to employees upon their future exercise of vested share options during the year ended December 31, 2008. In connection with our restricted shares granted in 2006, 226,317 shares were vested and issued during the year ended December 31, 2008.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information—D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report on Form 20-F may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has historically experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.
In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	growth of the gaming market and visitation in Macau;

•	satisfaction of and compliance with conditions and covenants under the US$1.75 billion City of Dreams Project Facility, or City of Dreams Project Facility, to maintain the facility;

•	the completion of the construction of our City of Dreams project;

•	obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site;

•	the formal grant of an occupancy permit for the City of Dreams;

•	our acquisition and development of the Macau peninsula site;

•	the development of Macau Studio City;

•	construction cost estimates for our development projects;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A, or SJM, Venetian Macau, Wynn Macau, Galaxy and MGM Grand Paradise;

•	the completion of infrastructure projects in Macau;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	our ability to raise additional financing;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	our entering into new development and construction and new ventures;

•	the liberalization of travel restrictions and convertibility of the Renminbi by China;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	our anticipated growth strategies; and

•	our future business development, results of operations and financial condition.
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

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
A. SELECTED FINANCIAL DATA
The following reflects selected historical financial data that should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and the notes thereto beginning on page F-1 of this annual report on Form 20-F. The historical results are not necessarily indicative of the results of operations to be expected in the future.

					For the	For the
	For the Year	For the Year	For the Year	For the Year	Period from	Period from
	Ended	Ended	Ended	Ended	June 9, 2004	January 1,
	December	December	December	December	to December	2004 to June
	31, 2008	31, 2007	31, 2006	31, 2005	31, 2004	8, 2004
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)
	(In thousands of US$, except share and per share data and operating data)

Consolidated Statement of Operations Data:
Net revenues	$1,416,134	$358,496	$36,101	$17,328	$6,071	$1,896
Total operating costs and expenses	(1,414,960)	(554,313)	(93,754)	(21,050)	(7,001)	(1,286)
Operating income (loss)	$1,174	$(195,817)	$(57,653)	$(3,722)	$(930)	$610
Net (loss) income	$(2,463)	$(178,151)	$(73,479)	$(3,259)	$(1,007)	$494
Loss per share
— Basic and diluted	$(0.002)	$(0.145)	$(0.116)	$(0.006)	$(0.002)		*
— ADS(1)	$(0.006)	$(0.436)	$(0.348)	$(0.019)	$(0.005)		*
Shares used in calculating loss per share
— Basic and diluted	1,320,946,942	1,224,880,031	633,228,439	522,945,205	625,000,000		*

	December 31,
	2008	2007	2006	2005	2004
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)
	(In thousands of US$)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$815,144	$835,419	$583,996	$19,769	$5,537
Restricted cash	67,977	298,983	—	—	—
Total assets	4,498,289	3,620,268	2,279,920	421,208	106,112
Total current liabilities	450,136	483,685	207,613	138,741	17,524
Total debts(2)	1,529,195	616,376	212,506	94,577	11,930
Total liabilities	2,089,685	1,191,727	389,554	163,024	23,845
Minority interests	—	—	—	19,492	35
Total shareholders’ equity	2,408,604	2,428,541	1,890,366	238,692	82,232

*	Figures not provided as the number of shares of our predecessor and our company are not directly comparable.

(1)	Each ADS represents three ordinary shares.

(2)	Includes amounts due to shareholders within one year, loans from shareholders and long-term debt.

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:
•	From January 1, 2004 to June 8, 2004, the consolidated financial statements of Mocha Slot Group Limited, or Mocha, have been prepared for the purpose of presenting the financial information of our predecessor. Mocha is considered as our predecessor because we succeeded to substantially all of the business of Mocha and our own operations prior to the succession were insignificant relative to the operations assumed or acquired.

•	From June 9, 2004 for Mocha, July 20, 2004 for Melco Crown (COD) Developments and November 9, 2004 for Melco Crown (CM) Developments through March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha, Melco Crown (COD) Developments and Melco Crown (CM) Developments because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in Melco Crown (CM) Developments and 50.8% interest in the City of Dreams project to MPEL (Greater China) Limited, formerly Melco PBL Entertainment (Greater China) Limited, a company previously 80% indirectly owned by us and 20% owned by Melco, and cash contributions by Crown of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

•	In December 2004, we began construction of Crown Macau.

•	In September 2006, we acquired a Macau subconcession. Prior to this date we did not hold a concession or subconcession to operate gaming activities in Macau and we operated under a services agreement with SJM.

•	In April 2006, we commenced construction of the City of Dreams project.

•	On May 12, 2007, Crown Macau opened and became fully operational on July 14, 2007.
Exchange Rate Information
Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with a significant portion of our indebtedness and certain expenses, U.S. dollars. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of Hong Kong dollars into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report on Form 20-F were made at a rate of HK$7.78 to US$1.00. The noon buying rate in effect as of December 31, 2008 was HK$7.7499 to US$1.00. We make no representation that any Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all. On March 20, 2009, the noon buying rate was HK$7.7499 to US$1.00.

The Hong Kong dollar is freely convertible into other currencies (including the U.S. dollar). Since October 7, 1983, the Hong Kong dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund in U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issued. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in U.S. dollars at the fixed rate of exchange. Hong Kong’s three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited.
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

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(Hong Kong dollar per US$1.00)
March 2009 (through March 20, 2009)	7.7499	7.7545	7.7593	7.7499
February 2009	7.7551	7.7534	7.7551	7.7511
January 2009	7.7544	7.7563	7.7618	7.7504
December 2008	7.7499	7.7504	7.7522	7.7497
November 2008	7.7501	7.7507	7.7560	7.7497
October 2008	7.7503	7.7589	7.7736	7.7503
September 2008	7.7659	7.7854	7.8094	7.7582
2008	7.7499	7.7814	7.8159	7.7497
2007	7.7984	7.8008	7.8289	7.7497
2006	7.7771	7.7685	7.7928	7.7506
2005	7.7533	7.7755	7.7999	7.7514
2004	7.7723	7.7899	7.8010	7.7632

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
The Pataca is pegged to the Hong Kong dollar at a rate of HK$1.00 = MOP 1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP 8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

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
In significant respects we remain in a developmental phase of our business and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, we opened Crown Macau less than two years ago and are still in the process of constructing City of Dreams. The Macau peninsula project is at an even more preliminary stage of development, and we have not completed the acquisition of the site. The Mocha Club business, which we acquired in 2005, did not commence operations until 2003. Melco Crown Gaming acquired its subconcession and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and operate major new development projects and gaming businesses in an intensely competitive market.
Among other things, we are still in the process of:
•	satisfying and complying with conditions and covenants under the $1.75 billion City of Dreams Project Facility to rollover existing revolving loans drawn down under the facility and to maintain the facility; and

•	acquiring an ownership interest in the company that owns the Macau peninsula site, which is subject to significant conditions in the control of third parties unrelated to us and the seller, and to obtaining Macau governmental approvals, and obtaining financing commitments for the acquisition and development of the Macau peninsula project.

We have encountered and will continue to encounter risks and difficulties frequently experienced by early- stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:
•	complete our construction projects within their anticipated time schedules and budgets;

•	identify suitable locations and enter into new leases or right to use agreements (which are similar to license agreements) for new Mocha Clubs;

•	renew lease agreements for existing Mocha Clubs;

•	attract and retain customers and qualified employees;

•	operate, support, expand and develop our operations and our facilities;

•	maintain effective control of our operating costs and expenses;

•	raise additional capital, as required;

•	fulfill conditions precedent to draw down funds from current and future credit facilities;

•	develop and maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to changes in our regulatory environment;

•	respond to competitive market conditions; and

•	respond to changing financing requirements.
If we are unable to complete any of these tasks, we may be unable to complete those of our projects that are currently under development and operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund our development, construction and acquisition activities or may suffer a default under our existing or future financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.
We could encounter problems that substantially increase the costs to develop our projects.
The budget estimated for the Macau peninsula project is based on preliminary projections, conceptual design documents and schedule estimates that are prepared with the assistance of our architects and contractors and are subject to change as the plans and design documents are developed and as contract packages are let into the marketplace. We expect revisions to our estimated project costs as we firm up our design plans and hire architects, contractors and sub-contractors for these projects.

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
Our contractors and sub-contractors may not be able to secure lower cost labor and other inputs from mainland China on a timely basis and in an adequate amount, as they need to obtain required licenses from the Macau government to do so. The application for such licenses, if granted at all, may take several weeks or months. Increases in input costs of construction in Macau will increase the risk that contractors will fail to perform under their contracts on time, within budget, or at all, and could increase the costs of any contracts that we may enter into for our projects.

We could encounter problems in the pre-opening phase of the City of Dreams which could delay its opening and operation.
We are in the process of completing the construction and pre-opening planning for the City of Dreams, and we are recruiting 7,000 new employees required to be able to open and operate the City of Dreams. Any factors that adversely affect any part of these processes may cause a delay in the opening of the City of Dreams. In addition, an occupancy permit is required to be issued by the Macau government prior to the opening and operation of the City of Dreams. The issuance of an occupancy permit for the City of Dreams and our other projects is subject to administrative procedures which are in certain aspects beyond our control. Upon completion of construction, in order to obtain the formal occupancy permit, we are subject to an inspection led by the Macau Public Works and Transport Department which also includes the participation of representatives from the Institute for Civil and Municipal Affairs, the Health Department and the Fire Department. Any unfavorable report from any of these departments may result in a delay in the issue of a formal occupancy permit or rejection of its issuance. Amongst other details, the inspection is aimed at verifying that construction has been completed in accordance with the approved construction project, the technical details of construction and the certification by the local electricity company that the project was completed in line with local guidelines and may be connected with the electricity distribution network. The inspection report is thereafter subject to certification by the Head of the Macau Public Works and Transport Department who is responsible for the issuance of the occupancy permit. Until such permit is issued we are not able to open or operate the City of Dreams or our other projects as planned. This permit is separate and independent from the operating licenses we are required to obtain in order to operate our hotels and food and beverage outlets. Such operating licenses require further inspections led by the Macau Government Tourism Office, which include the participation of representatives from the Labour Department, the Public Works and Transport Department, the Institute for Civil and Municipal Affairs, the Health Department, the Sports Department, the Police Department and the Fire Department. Any unfavorable report from any of these departments may result in a delay in the issue of the operating licenses or rejection of their issuance which could delay the opening and operation of the City of Dreams and our other projects.
We may require debt and equity funding to complete our pipeline of future projects and we may be required to incur significant additional indebtedness or sell convertible bonds, ADSs or other equity or equity-linked securities. Our ability to obtain additional financing may be limited, which could delay or prevent the opening of one or more of our projects.
We may require more debt and equity funding to complete our pipeline of future projects, fund initial operating activities and service debt payments, depending on whether our projects are completed within budget, the timing of completion and commencement of revenue generating operations, any further investments and/or acquisitions we may make, and the amount of cash flow from our operations. If delays and cost overruns are significant, the additional funding we would require could be substantial. The raising of additional debt funding by us, if required, would result in increased debt service obligations and could result in additional operating and financing covenants, or liens on our assets, that would restrict our operations. The sale of additional equity securities could result in additional dilution to our shareholders.

Our ability to obtain required additional capital on acceptable terms is subject to a variety of uncertainties, including:
•	limitations on our ability to incur additional debt, including as a result of prospective lenders’ evaluations of our creditworthiness and pursuant to restrictions on incurrence of debt in our existing and anticipated credit facilities, which currently prohibits Melco Crown Gaming and our other subsidiaries from incurring additional indebtedness with only limited exceptions, and the fact that our senior creditors have pledges over our operating assets, including Crown Macau and Mocha Clubs;

•	limitations on our ability to raise capital from the credit markets, especially if the current turmoil in the credit markets continues;

•	investors’ and lenders’ perception of, and demand for, debt and equity securities of gaming, leisure and hospitality companies, as well as the offerings of competing financing and investment opportunities in Macau by our competitors;

•	whether it is necessary to obtain further credit support or other assurances from Melco and Crown on terms and conditions and in amounts that are commercially acceptable to them;

•	Melco Crown Gaming’s ability to obtain consent from the Macau government as required under our subconcession contract;

•	conditions of the U.S., Macau, Hong Kong, and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	requirements for approval for certain transactions from Macau, Hong Kong or Australian authorities, the Nasdaq, our principal lenders and/or shareholders of Melco and/or Crown, among others;

•	Macau governmental regulation of gaming in Macau; and

•	economic, political and other conditions in Macau, China and the Asian region.
Without the necessary capital, we may not be able to:
•	service the existing indebtedness obligations of our subsidiaries;

•	complete the development of our existing projects or acquire and develop new projects;

•	pay the outstanding land premium for our sites;

•	acquire necessary rights, assets or businesses;

•	expand our operations in Macau;

•	hire, train and retain employees;

•	market our programs, services and products; or

•	respond to competitive pressures or unanticipated funding requirements.
We cannot assure you that the necessary financing will be available in the future in the amounts or on terms acceptable to us, or at all. If we fail to raise additional funds in such amounts and at such times as we may need, we may be forced to reduce our expenditures and growth to a level that can be supported by our cash flow and delay the development of our projects, which may result in default and exercise of remedies by the lenders under our loan facilities, whose loans we expect to be secured by liens on substantially all the shares and assets of our subsidiaries. In that event, we would be unable to complete our projects under construction and could suffer a partial or complete loss of investment in our projects.
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

Risks Relating to the Completion and Operation of Our Projects
For the City of Dreams project, we have directly negotiated and entered into contracts with our construction contractors and vendors, which may increase the risk of delay and cost overruns.
We have directly negotiated and entered into contracts with our construction contractors and vendors for the City of Dreams project, with the support of our construction manager (with the exception of certain contracts that are related to common temporary site services which are entered into and managed by the construction manager). This approach increases the administrative burden of managing construction contracts, and the risk of construction delays and cost overruns. If we are ineffective in directly overseeing contractual relationships with and ensuring satisfactory performance of those contracts by our construction contractors and vendors, we may experience delays and increases in construction costs in connection with the City of Dreams project.
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
We may continue to encounter all of the risks associated with the development and construction of our projects in the future.
In connection with the development and ongoing construction of our projects, we encountered a number of risks, including risks related to construction delays, budget overruns, construction contract disputes, failure to obtain, or not obtaining in a timely manner, the necessary government concessions, licenses, permits and approvals, among others. We also experienced increased holding costs as a result of delays. We are and expect to continue to be exposed to similar risks in the development and construction of our ongoing and future projects.
If we are unable to obtain approval for an increase in the developable gross floor area of the City of Dreams site and the consequent amendments to the terms of our recently obtained land concession, we could forfeit all or a substantial part of our investment in the site and we would not be able to complete and fully operate the facility as planned.
Land concessions in Macau are issued by the Macau government and generally have a term of 25 years, which is renewable for further consecutive periods of up to ten years each until December 19, 2049 in accordance with Macau law. There are common formulas generally used to determine the cost of these land concessions. On January 31, 2008, we received from the Macau government the final terms of the land lease agreement to be entered into with the Macau SAR for the two adjacent land parcels consisting of approximately 113,325 square meters (1.2 million sq. ft.) of land in Cotai that comprise the City of Dreams site. Our subsidiaries Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms of the land lease agreement on February 11, 2008 and Melco Crown (COD) Developments made the first scheduled land premium payment on the same date. On August 13, 2008, the Macau government formally granted a land concession to Melco Crown (COD) Developments for a period of 25 years, renewable for further consecutive periods of up to ten years each. The premium is approximately MOP 842.1 million, of which MOP 300.0 million was paid in February 2008 and the remaining premium, accrued with 5% interest, will be paid in nine biannual installments. The land concession enables Melco Crown (COD) Developments to develop five star hotels, four star hotels, apartment hotels and a parking area with the total gross floor area of 515,156 square meters (approximately 5,545,093 sq. ft.). If we are unable to obtain approval to increase the developable gross floor area and the consequent amendments to the land concession on terms that are acceptable to us, we may not be able to complete and fully operate City of Dreams as planned and we could lose all or a substantial part of our investment in City of Dreams. As of December 31, 2008, we had paid approximately US$1.42 billion of the project costs, excluding the cost of land, for the City of Dreams project, primarily consisting of construction costs and design and consultation fees. The majority of the development and construction costs for hotel and casino projects are typically spent closer to the completion of such projects and we expect that a large portion of our remaining expenditures budgeted for the City of Dreams project, as well as potential additional amounts in excess of the budgeted amounts, will be spent in the months leading up to the expected opening date of City of Dreams.

We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.
We required extensive operational management and staff to open and operate Crown Macau. Accordingly, we undertook a major recruiting program before the Crown Macau opening. A major recruitment program for City of Dreams was launched in early 2009 and we expect to undertake another major recruitment program before the Macau peninsula project opens. The pool of experienced gaming and other skilled and unskilled personnel in Macau is severely limited. Many of our new personnel will occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or will be required to possess other skills for which substantial training and experience may be needed. Moreover, competition to recruit and retain qualified gaming and other personnel is expected to continue. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers, croupiers and supervisors. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our projects or that costs to recruit and retain such personnel will not increase significantly. The loss of the services of any of our senior managers or the inability to attract and retain qualified employees and senior management personnel could have a material adverse effect on our business.
Our contractors may face difficulties in finding sufficient labor at an acceptable cost, which could cause delays and increase construction costs of our projects.
The contractors we retain to construct our projects may also face difficulties and competition in finding qualified construction laborers and managers. Immigration and labor regulations in Macau may cause our contractors to be unable to obtain sufficient laborers from China to make up any gaps in available labor in Macau and to help reduce costs of construction, which could cause delays and increase construction costs of our projects.
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

Because we are and will be dependent upon a limited number of properties for a substantial portion of our cash flow, we are and will be subject to greater risks than a gaming company with more operating properties.
We are primarily dependent upon Mocha Clubs and Crown Macau, as well as City of Dreams (upon its opening) and possibly the Macau peninsula project (upon its completion) for our cash flow. Given that our operations are and will be conducted based on a small number of principal properties, we are and will be subject to greater risks than a gaming company with more operating properties due to the limited diversification of our businesses and sources of revenue.
Risks Relating to Our Operations in the Gaming Industry in Macau
Because our operations will face intense competition in Macau and elsewhere in Asia, we may not be able to compete successfully and we may lose or be unable to gain market share.
The hotel, resort and casino businesses are highly competitive. Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than us and may have more diversified resources and greater access to capital to support their developments and operations in Macau and elsewhere.
We also compete to some extent with casinos located in other countries, such as Malaysia, North Korea, South Korea, the Philippines and Cambodia, as well as in Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City. In addition, certain countries, such as Singapore have legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded one casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in 2006. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could significantly and adversely affect our financial condition, results of operations or cash flows.
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
Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Crown Macau and the City of Dreams casinos, the Macau peninsula site, Macau Studio City site and the Mocha Clubs. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and significantly increase our costs, which could cause our projects to be unsuccessful. For example, the Macau government has announced its intention to set a cap in relation to the payment of commission to gaming promoters. Also the government has announced its intention to raise the minimum age required for the entrance in casinos in Macau from 18 years of age to 21 years of age. As far as employment is concerned, it was further announced that this measure, when adopted, would be implemented during a three year period in order to allow casino employees to maintain their positions while in the process of reaching the minimum required age. If implemented, this could adversely affect our ability to engage sufficient staff for the operation of our projects. Moreover, the Macau government also announced that it intends to restrict the ability of operators to open slot lounges, such as our Mocha Clubs, in residential areas. This policy may limit our ability to find new sites for the operation of new Mocha Clubs on terms acceptable to us.
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
Our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. For example, our activities are subject to the administrative review and approval by the DICJ, the Health Department, Labour Bureau, Public Works Bureau, Fire Department, Finance Department and Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

Under Melco Crown Gaming’s subconcession, the Macau government may terminate the subconcession under certain circumstances without compensation to Melco Crown Gaming, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.
Under Melco Crown Gaming’s gaming subconcession, the Macau government has the right, after notifying Wynn Macau, to unilaterally terminate the subconcession in the event of non-compliance by Melco Crown Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, Melco Crown Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900.0 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, please see “Item 4. Information on the Company—B. Business Overview—Gaming Regulations—Subconcession Contract”.
These events could lead to the termination of Melco Crown Gaming’s subconcession without compensation to Melco Crown Gaming. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation. Melco Crown Gaming has entered into a service agreement with New Cotai Entertainment (Macau) Limited, or New Cotai Entertainment, and New Cotai Entertainment, LLC pursuant to which Melco Crown Gaming will operate the casino premises in its hotel casino resorts. If New Cotai Entertainment, or other parties with whom we may, in the future, enter into similar agreements were to be found unsuitable or were to undertake actions that are inconsistent with Melco Crown Gaming’s subconcession terms and requirements, we could suffer penalties, including the termination of the subconcession.
Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of Melco Crown Gaming’s subconcession, unless Melco Crown Gaming’s subconcession were extended, only that portion of casino premises within our developments as then designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. Until such amendments come into effect, all of our casino premises and gaming equipment would revert automatically without compensation to us.
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

Under the subconcession contract, we are required to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Crown Macau and the City of Dreams project, by December 2010. According to our financial statements, we believe that the amount we have invested in developing Crown Macau and the City of Dreams project as at December 31, 2008 is in excess of the minimum investment amount criteria as set out under the subconcession contract. We expect to obtain the necessary Macau government confirmation of our compliance with such minimum investment amount criteria. If we do not receive confirmation of compliance of this minimum investment amount criteria or if we do not meet the required deadline for completing other conditions in the subconcession contract, for example, due to delays in construction, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.
Under Melco Crown Gaming’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase Melco Crown Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. Melco Crown Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau gaming and governmental authorities before raising certain debt or equity. Melco Crown Gaming’s ability to incur debt or raise equity may also be restricted by our existing and any future loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.
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
Melco Crown Gaming’s failure to comply with the terms of its subconcession in a manner satisfactory to the Macau government could result in the termination of its subconcession. We cannot assure you that Melco Crown Gaming would always be able to operate gaming activities in a manner satisfactory to the Macau government. The loss of its subconcession would prohibit Melco Crown Gaming from conducting gaming operations in Macau which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.
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
Melco Crown Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. The Macau government has agreed under the existing concession agreements that it will not grant any additional concessions before April 2009 and has publicly stated that only one subconcession may be issued under each concession. The Macau Government also announced that until further assessment of the economic situation in Macau there will not be any increase in the number of concessions or subconcessions. However, the policies and laws of the Macau government could change and the Macau government could grant additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.
Melco Crown Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.
Melco Crown Gaming’s subconcession contract expires in 2022. Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of Melco Crown Gaming’s subconcession, unless Melco Crown Gaming’s subconcession were extended, only that portion of casino premises within our developments as then designated with the approval of the Macau government, including all gaming equipment, would automatically revert to the Macau government without compensation to us. Until such amendments come into effect, all our casino premises and gaming equipment would revert automatically without compensation to us. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that Melco Crown Gaming would be able to renew or extend its subconcession contract on terms favorable to us, or at all. We also cannot assure you that if Melco Crown Gaming’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.
While Melco Crown Gaming will not initially be required to pay corporate income taxes on income from gaming operations under the subconcession, this tax exemption will expire in 2011, and it may not be extended.
The Macau government has granted to Melco Crown Gaming the benefit of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011. When this tax exemption expires, we cannot assure you that it will be extended beyond the expiration date.

Furthermore, the Macau Government has granted to our subsidiary Melco Crown (CM) Hotel the declaration of utility purposes benefit, pursuant to which, for a period of 12 years, it is entitled to a vehicle and property tax holiday on any vehicles and immovable property that it owns or has been granted. Additionally, under the tax holiday, this entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of corporate income tax for the same period of time. We intend to apply for the same tax holiday for Melco Crown (COD) Hotels for our City of Dreams project, but we cannot assure you that it will be granted by the Macau Government on as favorable terms, or at all.
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
The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenue.
We conduct our table gaming activities at our casinos to a limited degree on a credit basis and our gaming promoters and gaming promoter aggregator also conduct their operations by extending credit to gaming patrons. The general economic downturn and turmoil in the financial markets have placed broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. Continued tightening of liquidity conditions in credit markets may constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

Our business may face a higher level of volatility due to our focus on the rolling chip segment of the gaming market.
We are currently heavily dependent on the gaming revenues generated from Crown Macau. Crown Macau caters primarily to the rolling chip segment of the gaming market. The revenues generated from the rolling chip segment of the gaming market are acutely volatile primarily due to high bets, and the resulting high winnings and losses. As a result, our business may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage our losses.
We depend upon gaming promoters for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters, our ability to attract rolling chip patrons may be adversely affected. If we are unable to ensure high standards of probity and integrity in the gaming promoters with whom we are associated, our reputation may suffer or we may be subject to sanctions, including the loss of Melco Crown Gaming’s subconcession.
Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. Currently we have agreements in place with approximately 26 gaming promoters. In addition, Crown has sales and marketing staff in Thailand, Hong Kong, China, Taiwan, Malaysia, Indonesia, Singapore and Macau devoted to attracting business of gaming promoters to Crown’s existing casinos, Crown Casino Melbourne and Burswood Casino. There can be no assurance that we will be able to utilize Crown’s relationships with regional gaming promoters or enter into additional agreements with other gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters.
The Macau government has announced its intention to set a cap in relation to the level of commission payable to gaming promoters. If implemented, this policy may limit our capacity to develop successful relationships with gaming promoters and attract rolling chip patrons.
In addition, the reputations of the gaming promoters we deal with are important to our own reputation and Melco Crown Gaming’s ability to continue to operate in compliance with its subconcession. While we endeavor to ensure high standards of probity and integrity in the gaming promoters with whom we are associated, we cannot assure you that the gaming promoters with whom we are associated will always maintain the high standards that we require. If we were to deal with a gaming promoter whose probity was in doubt or who failed to operate in compliance with Macau law consistently, this may be considered by regulators or investors to reflect negatively on our own probity and compliance records. If a gaming promoter falls below our standards of probity, integrity and legal compliance, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

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
The reputation and integrity of the parties with whom we engage in business activities, in particular those who are engaged in gaming related activities, such as gaming promoters and developers and hotel operators that do not hold concessions or subconcessions and with which we have or may enter into services agreements, are important to our own reputation and to Melco Crown Gaming’s ability to continue to operate in compliance with its subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If we were to deal with any party whose probity was in doubt, this may reflect negatively on our own probity when assessed by the gaming regulators. Also, if a party associated with us falls below the gaming regulators’ suitability standards, we and our shareholders may suffer harm to our and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators with authority over our operations.
The consolidation of operations of gaming promoters at Crown Macau under Ama International Limited, or Ama, has resulted in a significant proportion of our business becoming consolidated under one commercial arrangement, and has introduced into Macau the concept of an aggregator of gaming promoters, either of which could have an adverse impact on our future prospects.
Leading gaming promoters are recognizing superior economics and negotiation leverage from operational scale and market aggregation. The consolidation of operations of gaming promoters at Crown Macau under Ama in December 2007 has resulted in a significant proportion of our business becoming consolidated under one commercial arrangement, giving Ama significant negotiation leverage which could result in changes in our operational agreement. In addition, duplicate aggregator operations could be launched at competitor properties which could result in the loss of business to such competitors. If we suffered a loss of business to a competitor, it could have an adverse effect on our results of operations and the price of our ADSs. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure you that anti-money laundering policies that we have implemented, and compliance with applicable anti-money laundering laws, will be effective to prevent our casino operations from being exploited for money laundering purposes.
Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau. However, we cannot assure you that any such policies will be effective in preventing our casino operations from being exploited for money laundering purposes. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations.
If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may adversely affect our projects.
Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a mass-market gaming and leisure destination, the frequency of bus, plane and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects.
Risks Relating to Our Indebtedness
Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.
We have incurred and expect to incur, based on current budgets and estimates, secured long-term indebtedness, including the following:
•	approximately US$1.75 billion under the City of Dreams Project Facility primarily for the development and construction of City of Dreams, of which an amount equivalent to the entire facility amount less US$50 million has been drawn down as of the date of this annual report on Form 20-F;

•	financing for a significant portion of the costs of developing the Macau peninsula site in an amount which is as yet undetermined; and

•	financing for a significant portion of the costs of developing an apartment hotel complex at the City of Dreams site, in an amount which is as yet undetermined.

Our significant indebtedness could have important consequences. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt will bear interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and our subsidiaries’ assets, over which our lenders have taken or will take security.
We are in a development stage and currently do not generate sufficient cash flow to service our existing and projected indebtedness and after all our projects commence operations, we may not be able to generate sufficient cash flow to meet our debt service obligations because our ability to generate cash depends on many factors beyond our control.
Our ability to make scheduled payments due on our existing and anticipated debt obligations and to fund planned capital expenditures and development efforts will depend on our ability to generate cash in the future. We are in a development stage and our current operations are insufficient to support the debt service on our current and anticipated debt. We will require timely completion and generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. After the commencement of operations of our development projects, we may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

The terms of our and our subsidiaries’ indebtedness may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.
The City of Dreams Project Facility and associated facility and security documents that Melco Crown Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Gaming, and therefore, effectively on us. The covenants in the City of Dreams Project Facility restrict or limit, among other things, our and our subsidiaries’ ability to:
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
In addition, the restrictions under the City of Dreams Project Facility contain financial covenants, including requirements that we satisfy certain tests or ratios in the future, such as:
•	Consolidated Leverage Ratio, as defined in the City of Dreams Project Facility;

•	Consolidated Interest Cover Ratio, as defined in the City of Dreams Project Facility; and

•	Consolidated Cash Cover Ratio, as defined in the City of Dreams Project Facility.
These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require, and impede our growth.

Draw down of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access loan advances under such facilities. We do not guarantee that we are able to satisfy all conditions precedent under our current or future debt facilities.
Our current and future debt facilities require and will require satisfaction of extensive conditions precedent prior to the advance of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and they are not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down loan advances in any debt facility may result in funding shortfall in our projects and we may not be able to fulfill our obligations and complete our projects as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction of the project, which would affect our cash flows, results of operations and financial condition.
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

Current turmoil in the credit markets taken together with the role of the credit agencies may affect our ability to maintain current financing or obtain future financing which could result in delays in our project development schedule and could impact on our ability to generate revenue from present and future projects.
The current turmoil in the credit markets may adversely affect our ability to maintain our current debt facility and to obtain additional or future financing for our current and future projects. If we are unable to maintain our current debt facility or obtain suitable financing for our current or future projects, this could cause delays in, or prevent completion of, the development of such projects. This may limit our ability to expand our business and may adversely impact our ability to generate revenue.
Rolling over existing revolving loans drawn down under the City of Dreams Project Facility involves satisfaction of conditions precedent and our failure to satisfy such conditions precedent will result in our inability to rollover such revolving loans. We do not guarantee that we are able to satisfy all conditions precedent to rollover such revolving loans.
The rolling over of existing revolving loans under our City of Dreams Project Facility will require satisfaction of conditions precedent prior to such rollovers. If there is a breach of any terms or conditions of our City of Dreams Project Facility and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to roll over such revolving loans may result in funding shortfall in our City of Dreams projects and we may not be able to fulfill our obligations and complete the project as planned. We do not guarantee that all conditions precedent to the rollover of existing revolving loans drawn under the City of Dreams Project Facility will be satisfied in a timely manner. If we are unable to roll over these revolving loans, it may materially and adversely affect our cash flows, results of operations and financial condition.
Risks Relating to Our Business and Operations in Macau
Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.
All of our operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and in China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:
•	changes in Macau’s and China’s political, economic and social conditions;

•	further travel restrictions to Macau which may be imposed by China;

•	changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations;

•	changes in foreign exchange regulations;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession may be subject to renegotiations with the Macau government in the future, including amounts we will be obligated to pay the Macau government in order to continue operations. Melco Crown Gaming’s obligations to make certain payments to the Macau government under the terms of its subconcession include a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The results of any renegotiations could have a material adverse effect on our results of operations and financial condition.
The Macau government granted us a lease for a plot of land for Crown Macau and City of Dreams on August 13, 2008. However, we have yet to receive an occupancy permit for the City of Dreams site and we will apply for approval from the Macau government to increase the developable gross floor area of the City of Dreams. In addition, the Macau peninsula project is at an even earlier stage of development, and if we acquire the site we would need to obtain land concession modifications and development approvals from the Macau government.
In January 2008, Former Secretary for Transport and Public Works of Macau, Mr. Ao Man-Long, was convicted and sentenced to a prison term of 27 years on charges involving corruption, bribery, irregular financial activities and money laundering. Those being tried and convicted in cases connected with the conviction of Mr. Ao in 2008 were related to local companies to whom several major public works and services contracts were awarded. During the investigation, additional individuals related to local Macau companies to whom land had been granted in land exchange procedures were detained and charged. After Mr. Ao’s arrest and removal from his post as Secretary for Transport and Public Works of Macau, which gave him jurisdiction over all land grants and public works and infrastructure projects in Macau, in December 2006, the Chief Executive of Macau personally assumed such role until Mr. Lao Sio-Io was appointed the new Secretary for Transport and Public Works in March 2007. In February and March 2009, Mr. Ao was subject to additional trial proceedings for further related charges. We cannot predict whether Mr. Ao’s removal and conviction, and any further prosecutions and investigations, will adversely affect the functioning of the Macau Land, Public Works and Transports Bureau, any approvals that are pending before it, or for which applications may be made in the future (including with respect to our projects), or will give rise to additional scrutiny or review of any approvals, including those for Crown Macau and City of Dreams, that were previously approved or granted through this Bureau and the Secretary for Transport and Public Works of Macau.
As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. The current slowdown in economic growth and recent tightening of restrictions on travel imposed by China could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos, which could have a material adverse effect on the results of our operations and financial condition.

Because we depend upon our properties in one market for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more markets.
We are and will be primarily dependent upon Mocha Clubs, Crown Macau, City of Dreams (upon its opening) and the Macau peninsula project (upon its development and completion) for our cash flow. Given that our current operations are and will be conducted only at properties in Macau, we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:
•	dependence on the gaming and leisure market in Macau and limited diversification of our businesses and sources of revenue;

•	a decline in economic, competitive and political conditions in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

•	travel restrictions to Macau imposed now or in the future by China;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

•	that the number of visitors to Macau does not increase at the rate that we have expected; and

•	a decrease in gaming activities at our properties.
Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.
Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.
Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

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
The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Changes in Asian consumer preferences or discretionary consumer spending could harm our business. Terrorist acts could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which future terrorist acts may affect us, directly or indirectly. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel casino resorts and the type of luxury amenities we currently offer and plan to offer in the future are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.
An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (avian flu or bird flu), Severe Acute Respiratory Syndrome, or SARS, or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.
During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of March 2, 2009, the WHO has confirmed a total of 256 fatalities in a total number of 409 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not yet been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions. There can be no assurance that an outbreak of avian flu, SARS or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

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
Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We expect to incur significant debt denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar to the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. We do not hedge our exposure to foreign currencies. Instead we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar would have an adverse effect on the amounts we receive from the conversion.
Contract parties may not be able to secure adequate financing.
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
Melco and Crown together own the substantial majority of our outstanding shares, with each beneficially holding approximately 37.57% of our outstanding ordinary shares (exclusive of any ordinary shares represented by ADSs held by Melco Crown SPV Limited or the SPV) as of the date of this Form 20-F. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our company under which each will agree to, among other things, vote its shares in favor of three nominees to our board designated by the other.
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
The City of Dreams Project Facility includes provisions under which we may suffer an event of default upon the occurrence of a change of control with respect to Melco Crown Gaming, or a decline in the aggregate indirect holdings of Melco Crown Gaming shares by Melco and Crown below certain thresholds. These provisions are most restrictive during the time when our projects have not commenced commercial operation. Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.
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

Crown’s investment in our company is subject to regulatory review in several jurisdictions and if regulators in those jurisdictions were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, then Crown maybe required to withdraw from the joint venture.
Crown, through wholly owned subsidiaries, owns and operates the Crown Casino in Melbourne, Australia and the Burswood Casino in Perth, Australia. Crown’s wholly owned subsidiaries hold casino licenses issued by the States of Victoria and Western Australia in Australia.
Crown, through a 50% owned joint venture subsidiary, owns and operates three casinos in the United Kingdom. The joint venture owns a 50% interest in a fourth casino in the United Kingdom.
Crown, through a 50% owned joint venture subsidiary, operates under a management agreement with the relevant provincial government authority seven casinos in British Columbia and two casinos in Alberta in Canada.
Under a recently announced Preferred Purchase Agreement, Crown is required to be approved by gaming regulators in the States of Nevada and Pennsylvania in the United States in order to make an investment in Cannery Casino Resorts LLC which owns and operates casinos in those states.
In all jurisdictions in which Crown, or one of its wholly owned subsidiaries, holds a gaming license or Crown has a significant investment in a company which holds gaming licenses, gaming regulators are empowered to investigate associates, including business associates of Crown Limited to determine whether the associate is of good repute and of sound financial resources. If, as a result of such investigation, the relevant gaming regulator determines that, by reason of its association, Crown has ceased to be suitable to hold a gaming license or to hold a substantial investment in the holder of a gaming license then the relevant gaming regulator may direct Crown to terminate its association or risk losing its gaming license or approval to invest in the holder of a gaming license in the relevant jurisdiction.
If actions by us or our subsidiaries or by Melco or Crown fail to comply with the regulatory requirements and standards of the jurisdictions in which Crown owns or operates casinos or in which companies in which Crown holds a substantial investment own or operate casinos or if there are changes in gaming laws and regulations or the interpretation or enforcement of such laws and regulations in such jurisdictions, then Crown may be required to withdraw from its joint venture with Melco or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by Crown from its joint venture with Melco could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events that default under our credit facilities or as contemplated by our founders under their joint venture agreement.

Risks Relating to the ADSs
The trading price of our ADSs has been volatile and may continue to be volatile regardless of our operating performance.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until March 25, 2009, the trading prices of our ADSs ranged from US$2.27 to US$23.55 per ADS and the closing sale price on March 25, 2009 was US$3.62 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:
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
Any decision by us to file additional registration statements to raise further equity in the market, which would result in dilution to existing shareholders, could cause the price of our ADSs to decline.
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

We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
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
Although the applicable rules are not clear, we believe that we were not in 2008, and we do not currently expect to be in 2009, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income. Accordingly, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service of the United States will agree with our conclusion regarding our PFIC status for 2008 or any taxable year thereafter. If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer certain adverse United States federal income tax consequences. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Melco Crown Entertainment Limited was incorporated under the name of Melco PBL Entertainment (Macau) Limited in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an oversea company under the laws of Hong Kong in November 2006. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in MPEL. As a result, in May 2008, we changed our name to Melco Crown Entertainment Limited.
Our subsidiary Melco Crown Gaming is one of six companies authorized by the Macau government to operate casinos in Macau.
In December 2006, we completed the initial public offering of our ADSs, each of which represents three ordinary shares, and listed our ADSs on the Nasdaq. In November 2007, we completed a follow-on offering of ADSs.
In January 2009 we were upgraded to trade on the Nasdaq Global Select Market, which has the highest initial listing standards of any exchange in the world based on financial and liquidity requirements.
Our principal executive offices are located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-2598-3600 and our fax number is 852-2537-3618.
We have appointed CT Corporation System at 111 Eighth Avenue, New York, NY 10011 as our agent for service of process in the United States.
You should direct all inquiries to us at the address and telephone number of our principal executive offices set forth above. Our website is www.melco-crown.com. The information contained on our website is not part of this annual report on Form 20-F.

B. BUSINESS OVERVIEW
Overview
We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market. Melco Crown Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machines and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in us.
We have chosen to focus on the Macau gaming market because we believe that Macau is well positioned to be one of the largest gaming destinations in the world. In 2008, 2007 and 2006, Macau generated approximately US$13.6 billion, US$10.4 billion and US$7.1 billion of gaming revenue, respectively, according to the DICJ, compared to the US$6.0 billion, US$6.7 billion and US$6.5 billion (excluding sports book and race book) of gaming revenue, respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$4.5 billion, US$4.9 billion and US$5.2 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Casino Control Commission. Gaming revenue in Macau has increased at a five-year CAGR from 2003 to 2008 of 29.4% compared to five-year CAGRs of 5.3% and 0.0% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.
The Macau market is dominated by gaming table play heavily skewed to baccarat, which historically has accounted for more than 90% of all gaming revenues generated in Macau. There are two distinct forms or programs of baccarat which exist in Macau; rolling chip baccarat and non-rolling chip baccarat. A baccarat patron wagering under the rolling chip program will generally require credit in order to be able to buy-in to non-negotiable rolling chips and will earn a rebate derived from the volume of roll that the patron generates. The rebate has the effect of reducing the house advantage that exists to the favor of the casino on baccarat. Baccarat is also played in Macau on a non-rolling chip (or traditional cash chip) basis, which does not provide the patron with a rebate based on volume of play, and does not involve the provision of credit.
A substantial majority of the rolling chip baccarat segment revenue generated by the casino operators in Macau is derived from patrons who collaborate with gaming promoters, primarily in order to access the credit that is then available. A gaming promoter, also known as a junket representative, is a person who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation, and provides credit in their sole discretion, food and beverage services and entertainment in exchange for commissions or other compensation from a concessionaire or subconcessionaire.

Rolling chip program baccarat is referred to as the “VIP segment” in Macau and non-rolling chip baccarat, together with all other forms of gaming table and all gaming machines play, is collectively referred to as the “mass segment” in Macau.
Rolling chip volume and non-rolling chip volume are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Non-rolling chip volume measures buy-in. Therefore rolling chip volume will generally be substantially higher than non-rolling chip volume.
Macau enjoys a symbiotic relationship with the wider Asian region, and experiences a wide array of peaks and seasonal effects. The “Golden Weeks” and “Chinese New Year” holidays are the key periods where business and visitation fluctuate considerably.
Through our existing operations and our projects currently under construction, we will cater to a broad spectrum of potential gaming patrons, including patrons who seek the excitement of high stake rolling chip gaming, as well as more casual gaming patrons seeking a broader entertainment experience. We will seek to attract these patrons from throughout Asia and in particular from Greater China.
Our leadership and vision have been evident during the last couple of years. Examples include the early development of the Mocha brand, the evolution of the Crown Macau property, understanding the need to diversify our portfolio of properties and supporting our staff through market leading models.
We are still in the early stages of our maturity, and currently we are heavily focused on the opening of our flagship City of Dreams entertainment property, which is due to open in early June 2009.
Our Mocha and Crown Macau operations have successfully driven a solid market share in their respective markets. The introduction of City of Dreams is expected to round out these offerings and result in a well diversified gaming and entertainment mix within Macau.
Our aim to leverage the complimentary nature of and gain maximum benefit from each of our core assets will, we believe, enhance our market leadership position and strengthen our competitive advantage.
Operations
Crown Macau
Crown Macau opened on May 12, 2007 and became fully operational on July 14, 2007. The resort is designed to provide a luxurious casino and hotel experience which is primarily tailored to meet the cultural preferences and expectations of Asian rolling chip customers and the gaming promoters who collaborate with them. Crown Macau won the “Best Casino Interior Design Award” in the first International Gaming Awards in 2008 which recognizes outstanding design in the casino sector.

The casino at Crown Macau has approximately 183,000 sq. ft. of gaming space and features approximately 255 gaming tables and approximately 95 gaming machines. This reflects a substantial reconfiguration of the property completed during the fourth quarter of 2007, less than six months after the opening, to accommodate additional rolling chip capacity with a commensurate reduction in mass market tables and gaming machines. On December 1, 2008 Mocha Clubs took over the operation of the gaming machines from Crown Macau and commenced operation of Mocha Crown at Crown Macau. The multi-floor layout provides general gaming areas as well as limited access high-limit private gaming areas and private gaming rooms catering to high-end patrons. High-limit tables located in the limited access private gaming areas provide our high-end patrons with a premium gaming experience in an exclusive private environment. The table limits on our main casino floors accommodate a full range of casino patrons. Due to the flexibility of our multi-floor layout, we are able to reconfigure our casino to meet the evolving demands of our patrons and target specific segments we deem attractive on a periodic basis.
Crown Towers hotel, located within the 38-story Crown Macau, is recognized as one of the leading hotels in Macau. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with sweeping views of the surrounding area. The hotel comprises approximately 216 deluxe rooms, including 24 high-end suites and eight villas and features a luxurious interior design combining elegance and comfort with some of the latest in-room entertainment and communication facilities.
A number of restaurants and dining facilities are available at Crown Macau, including Tenmasa, a renowned Japanese restaurant in Tokyo, several Chinese and international restaurants, dining areas and restaurants focused around the gaming areas and a range of bars across multiple levels of the property. Crown Towers hotel also offers high-quality non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.
The recent introduction of highly experienced local management to the Crown Macau property has been successful. Our team has a deep understanding of its customers and will continue to hone the operational effectiveness of our property through the development of a tailored experience for its customers.
A new brand for the Crown Macau property, developed in-house and targeted at the Asian rolling chip market, is due to launch in the second quarter of 2009. The new brand will continue to support our overarching business objective at the Crown Macau property of leveraging the working capital of our gaming promoters and developing our position as the premier Asian rolling chip casino. Our decision to transition the branding at the Crown Macau property will meet two key strategies: first, to align the brand positioning of the property with the concentrated market focus on Asian rolling chip customers that has prevailed since late 2007; and second, to focus our Crown brand solely at the City of Dreams property targeting premium VIP customers sourced through the regional marketing networks operated by us and Crown.

Mocha Clubs
Mocha Clubs first opened in September 2003 and has expanded operations during 2008 to eight clubs with a total of approximately 1,300 gaming machines, each club with an average of approximately 150 gaming machines and gaming space ranging from approximately 5,000 sq. ft. to 15,000 sq. ft. The clubs comprise the largest non-casino-based operations of electronic gaming machines in Macau and are conveniently located with strong pedestrian traffic, typically within three-star hotels. Each club site offers a relaxed ambiance and electronic tables without dealers or punters. Our Mocha Club gaming facilities include the latest technology for gaming machines and offer both single player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against each other in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.
Mocha Clubs focus on mass market and casual gaming patrons, including local residents and day-trip customers, outside the conventional casino setting. One of our Mocha Clubs located at Mocha Square was temporarily closed for renovations beginning December 31, 2007, and subsequently resumed operations on February 20, 2009. We completed and opened an expansion of the Hotel Royal Mocha outlet on February 5, 2008. On December 1, 2008, Mocha took over the management of Crown Macau slot machines and installed a partially transparent partition to provide more privacy to our customers and to separate the slots hall from the gaming tables area at the property. We completed and opened an expansion of the Hotel Taipa Square Mocha Club outlet on the second floor in December 2008 and re-decorated the ground and first floors to facilitate easier access by customers during January 2009. As of March 9, 2009, Mocha had 1,345 gaming machines in operation, representing 11% of the market total machines installation and a 15% increase compared to December 31, 2008.
Taipa Square Casino
Taipa Square Casino held its grand opening on June 12, 2008. The casino has approximately 18,300 sq. ft. of gaming space and features approximately 31 gaming tables servicing rolling chip and mass market patrons. Taipa Square Casino operates within Hotel Taipa Square located on Taipa Island, opposite the Macau Jockey Club.
Development Projects
City of Dreams
City of Dreams, our flagship integrated urban entertainment resort development, is set to become the “must experience” urban entertainment destination in Macau when it opens in Cotai during the second quarter of 2009. Combining world-class entertainment, attractions, a diverse array of accommodation, regional and international dining, world-class shopping and spacious and contemporary casinos, City of Dreams is expected to quickly establish itself as a landmark property in Macau. The resort brings together a collection of world-renowned brands such as Crown, Grand Hyatt, Hard Rock and Dragone to create an exceptional guest experience that will appeal to a broad spectrum of visitors from around Asia and the world. The initial opening of City of Dreams will feature a 420,000 sq. ft. casino with approximately 520 gaming tables and approximately 1,350 gaming machines; over 20 restaurants and bars; an impressive array of some of the world’s most sought-after retail brands; and an iconic and spectacular audio visual multimedia experience. The Crown Towers and the Hard Rock Hotel will offer approximately 300 guest rooms each. Grand Hyatt Macau, offering approximately 800 guest rooms, will be completed in the third quarter of 2009 and a Dragone inspired theatre production is planned for the purpose-built Theatre of Dreams. A final planned phase of development at City of Dreams will feature an apartment hotel consisting of approximately 800 units. The development of the apartment hotel is subject to the availability of additional financing, the Macau government’s approval and the approval of our lenders under our existing and any future debt facilities.
The pre-opening marketing campaign kicked off in January 2009 with multiple public relations events and a series of marketing communications activities, including a City of Dreams Spring media briefing, an announcement regarding the appointment of DFS as operator of the first phase retail space, the pre-opening launch of the Macau recruitment drive, and an introduction to “Dragon’s Treasure”, an immersive multimedia experience in “The Bubble” under production with Falcon’s Treehouse LLC. Other marketing activities will include a 360 degree advertising campaign prior to the grand opening of City of Dreams.
City of Dreams is located at the northern end of Cotai, which will make it one of the closest destination resorts in Cotai to the Macau International Airport and the newly developed Hong Kong/Macau Ferry Pier.
The development will be the only major casino resort to open in Macau in 2009. Located opposite to Venetian, City of Dreams will play a major role in both the continued transformation of Macau into a major international multi-day stay destination and our future development as one of Macau’s leading casino operators.
The third phase is expected to be comprised of an apartment hotel complex integrated within the City of Dreams footprint, which is expected to be marketed in advance of project completion, subject to compliance with legal and regulatory provisions.
As construction of the City of Dreams project progresses through its final stages the overall scope, timetable to completion, and final turnout costs have stabilized. Our project budget, including the casinos, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose-built wet stage performance theatre, all retail space together with food and beverage outlets, was set at US$2.1 billion, consisting primarily of construction costs, design and consultation fees, and excluding the cost of land. The budgeted cost of the apartment hotel complex planned for development at the City of Dreams is approximately US$330 million, excluding the cost of land. Against these project budget forecasts, we anticipate an adverse variance to budget of approximately 10% at final cost turnout. This has been against a background of rising costs of construction, services and materials in Macau through the middle of 2008. However, in response to the global economic downturn, the significant reduction in the volume of construction simultaneously ongoing in the Macau market and a general reduction in commodity prices, the current trend for the cost environment for construction, services and materials in Macau is marginally deflationary.

The project budget for the City of Dreams project is funded from the City of Dreams Project Facility. The construction of the apartment hotel complex at City of Dreams will be financed separately.
We intend to offer the following at the City of Dreams:
•	The Casinos. We plan to offer casinos and a gaming area of approximately 420,000 sq. ft. housing approximately 520 gaming tables and approximately 1,350 gaming machines with potential for future expansion.

•	The Hotels. City of Dreams will include three full service luxury hotels and is planned to include an apartment hotel complex, with a total of approximately 2,200 rooms, consisting of: (1) a luxury premium hotel designed with the aim of exceeding the average five-star hotel in Macau, to be operated under the Crown Towers brand by us with approximately 300 rooms, suites and villas; (2) a themed hotel to be operated under the Hard Rock brand with approximately 300 rooms and suites; (3) a twin-tower hotel to be operated under the Grand Hyatt brand with approximately 800 rooms and suites; and (4) an 800-unit luxury apartment hotel complex, planned for future development. This development is subject to the availability of additional financing, the Macau government’s approval and the approval of our lenders under our existing and any future debt facilities. We expect to market the sale of shares in the apartment hotel in advance of project completion, subject to compliance with legal and regulatory provisions.

•	The Bubble Theatre. A dome-shaped theatre is being designed as one of the iconic landmarks located at City of Dreams. The 10-minute “Dragon’s Treasure” feature show will be an immersive multi-media experience combining high-definition video content, a sweeping musical score, over 29,000 theatrical LED lights and a variety of sensory effects to create a unique multi-media event.

•	Theatre of Dreams. A wet stage performance theatre, Theatre of Dreams, offering approximately 2,000 seats is included at City of Dreams. The performance theatre, designed by the award winning Pei Partnership Architects according to the specifications of Dragone, is a purpose-built theatre catering to the preferences of the Asian mass market. The performance theatre will offer a new live stage water-themed production created exclusively for City of Dreams by Franco Dragone, the co-producer and creator of Celine Dion’s “A New Day” show. The artistic director and founder of Dragone was formerly the creator and director of several Cirque du Soleil shows.

•	The Boulevard. City of Dreams includes a retail area of approximately 175,000 sq. ft. “The Boulevard” is designed to feature a wide range of luxury retailers, designed to cater to the needs of residential guests and to attract other visitors to the resort. City of Dreams is collaborating with DFS Group, the world’s largest luxury travel retailer, to develop the first 85,000 sq. ft. of retail space in “The Boulevard”, a ‘lifestyle precinct’ offering a combination of outstanding shopping together with regional and international dining, which directly links the main casino gaming areas and all the hotels with the anchor entertainment venues and the key entry and exit points for the property. Two distinct shopping zones have been developed within “The Boulevard”: Fashion Ready to Wear and Accessories World on level one and Watches & Jewellery World on level two. DFS will showcase many of the world’s premier luxury brands, delivering a superior shopping and lifestyle experience to visitors of City of Dreams.

•	Food and Beverage. City of Dreams is positioned as one of the leading destinations for food and beverage in Macau and will include a diverse range of world-class and Asian-inspired restaurants. Over 20 venues are planned to include mid- to high-end restaurants, a noodle bar, a modern food court and a number of relaxed bars and lounges offering a variety of cuisines and dining styles. We currently expect to open a significant portion of the food and beverage outlets at the initial opening.

•	Conference Rooms and Ballrooms. Approximately 100,000 sq. ft. of high quality conference, banqueting and ballroom facilities, featuring some of the latest audio and visual equipment, are included within City of Dreams. We will aim to make these facilities the venue of choice in Macau for high-end banqueting and corporate hospitality. These facilities will be located adjacent to the twin-tower Grand Hyatt hotel.
The construction manager for the City of Dreams project is a joint venture among Leighton Contractors (Asia) Ltd., China State Construction International Holdings Ltd. and John Holland Pty Ltd. Each of the parties forming the construction manager joint venture has provided to us, to the extent that the relevant party is not the ultimate holding company of its group, a parent company guarantee securing the due performance of the relevant party’s obligations under the definitive contract and, in return, we have provided a guarantee to the joint venture partners securing the due performance of Melco Crown (COD) Developments’ obligations under the definitive contract.
The design team has drawn on the services of Leigh & Orange Limited as the executive architect; Arquitectonica as the designer of the hotel towers; Pei Partnership Architects LLP as the designer for the performance theatre; Steelman Partners LLP (previously Paul Steelman Design Group) as the designer for the apartment hotel complex; Hirsch Bedner Associates Design Consultants as the interior designer of the Grand Hyatt twin-tower hotel; The Gettys Group Inc. as the interior designer of the Hard Rock hotel; and Bates Smart Pty Ltd. as the interior designer of the Crown Towers hotel, the casino floor and the VIP salons.
As of December 31, 2008, we had paid approximately US$1.42 billion (excluding the cost of land) for the City of Dreams project, primarily for construction costs and design and consultation fees. As of the date of this annual report, all principal superstructure construction is complete and the final stages of interior fit out throughout the podium and within the Hard Rock hotel tower and Crown Towers hotel are well advanced.

Future Pipeline Projects
We will continue to target the development of a future project pipeline in Macau in order to maximize the business and revenue potential of Melco Crown Gaming’s investment in its subconcession. This remains a core strategy for us. We will also maintain our unwavering focus on three principles in defining and setting the pace, form and structure for any future pipeline development. The three principles we adhere to are: (i) securing financing for any project before commencing construction; (ii) ensuring that our existing portfolio of properties is enhanced by the new development through a developed understanding of how the market for our properties and services has continued to evolve and segment; and (iii) pacing new supply in accordance with the demands of the market. We believe that the dire current capital raising market conditions will continue to exist for the foreseeable future and as such we expect that our existing pipeline of future development projects remains challenged for the remainder of the current year.
Macau Peninsula Site
In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau peninsula near the current Macau Ferry Terminal, or Macau peninsula site, by acquiring all the outstanding shares of Sociedade de Fomento Predial Omar, Limitada, or Omar. Omar is the current owner of the site. The Macau peninsula site is approximately 6,480 square meters (approximately 69,750 sq. ft.) and the acquisition price is HK$1.5 billion (US$192.8 million), of which we have paid a deposit of HK$100 million (US$12.9 million). We expect to pay a land premium of approximately HK$205 million (US$26.3 million) to the Macau government for this site. The agreement completion deadline was first extended in January 2007 and again in July 2007 and July 2008 when we negotiated an extension of the completion deadline for the conditional agreement to the end of July 2009 in order to benefit from additional flexibility in the timing of the purchase, which is subject to various closing conditions. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with any of the extensions. Completion of the purchase remains subject to (i) significant conditions in the control of third parties unrelated to us and the seller of the property, and (ii) the approval of the Macau government. We are currently considering plans to develop the Macau peninsula site into a mixed-use hotel, serviced apartment and casino facility aimed primarily at day-trip gaming patrons. When the actual timing of the completion of the acquisition of this site is ascertained, we will be better able to evaluate our estimated opening date and project budget.
Macau Studio City Project
Melco Crown Gaming has entered into a services agreement with New Cotai Entertainment and New Cotai Entertainment, LLC, under which Melco Crown Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development. The project is being developed by a joint venture between eSun Holdings Limited and New Cotai Holdings, LLC, which is primarily owned by investment funds and David Friedman, a former senior executive of Las Vegas Sands. Under the terms of the services agreement, Melco Crown Gaming will retain a percentage of the gross gaming revenues from the casino operations of Macau Studio City. We will not be responsible for any of the project’s capital development costs, and the operating expenses of the casino will be substantially borne by New Cotai Entertainment. The formal opening of Macau Studio City has not yet been ascertained. One of the influencing factors would be the timing for the completion of financing for this project.

Our Objective and Strategies
Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Macau. To achieve our objective, we have developed the business strategies described below.
Service quality and memorable experiences will continue to grow as a key differentiator among the operators in Macau. As the depth and quality of product offerings continue to develop and more memorable properties and experiences are created, tailored services will drive competitive advantage. As such, our focus on creating service experiences attuned to the tastes and expectations of an increasingly segmented, increasingly demanding and constantly evolving consumer is imperative.
The continued development of our staff and supporting resources are central to our success in this regard. We will invest in the long term development of our people through relevant training and experience sharing.
Maintain a Strong Balance Sheet and Conservative Capital Structure, De-Leverage Swiftly and Remain Alert to Opportunistic Growth Opportunities
We believe that a strong balance sheet is a core foundation for our future growth strategy. We will continue to raise the development funds that we need when we are able to do so, not when we are required to do so, and we will in the first instance and as priority apply surplus cash generated from our operations to de-leveraging. Where applicable, we will plan our developments to include marketable non-core assets that can be sold to aid the financing of our core assets. Our time horizon for the future growth and development of the business is long and we understand that our history of development remains short. We believe that patience is an important attribute in monitoring the development of the markets in which we operate, and in identifying and executing future development. We will endeavor to manage our business with this attitude and frame of mind.
Develop a Targeted Product Portfolio of Well-Recognized Branded Experiences
We believe that building strong, well-recognized branded experiences is critical to our success, especially in the brand-conscious Asian market. We intend to develop our brands by building higher quality properties than those that are generally available in Macau currently and which rival other high-end resorts located throughout Asia, and by providing a distinctive and unique set of experiences tailored to meet the cultural preferences and expectations of Asian customers.
Although we strive to have all of our properties consistently adhere to the ideals above, we have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused strategy, we believe we can better service specific segments of the Macau gaming market.

Utilize Melco Crown Gaming’s Subconcession to Maximize Our Business and Revenue Potential
We intend to utilize Melco Crown Gaming’s subconcession, which, like the other concessions and subconcessions, does not limit the number of casinos we can operate in Macau, to capitalize on the potential growth of the Macau gaming market provided by the greater independence, flexibility and economic benefits afforded by being a subconcessionaire. Possession of a subconcession gives us the ability to negotiate directly with the Macau government to develop and operate new projects without the need to partner with other concessionaires or subconcessionaires. Furthermore, concessionaires and subconcessionaires such as SJM and Galaxy have demonstrated that they can leverage their licensed status by entering into arrangements with developers and hotel operators that do not hold concessions or subconcessions to operate the gaming activities at their casinos under leasing or services arrangements and keep a percentage of the revenues. Melco Crown Gaming has entered into a services agreement with New Cotai Entertainment and New Cotai Entertainment, LLC, under which Melco Crown Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development. Under the terms of this services agreement, a percentage of the gross gaming revenues from the casino operations of Macau Studio City will be retained by Melco Crown Gaming. In 2008, the Macau government imposed a moratorium on new casino services agreements. Provided that such moratorium is lifted, we may consider entering into other, similar arrangements with other such developers and hotel operators, subject to obtaining the relevant approvals.
Develop a Comprehensive Marketing Program
We will continue to seek to attract customers to our properties by leveraging our brands and utilizing our own marketing resources and those of our founders. Crown Macau has combined its brand recognition with sophisticated customer management techniques and programs in order to build a significant database of repeat customers and loyalty club members. In addition, our international marketing network will establish marketing offices in six locations across nine countries and territories, including Beijing, Hong Kong, Singapore (to also serve the Indonesia and Malaysia markets), Bangkok, Taipei and Tokyo (to also serve the Korea market), as well as a network of independent overseas marketing agents across Asia. Through Mocha Clubs’ significant share of the Macau electronic gaming market, we have also developed a significant customer database and have developed a customer loyalty program, which we believe has successfully enhanced repeat play and further built the Mocha brand.
We will seek to continue to grow and maintain our MPEL customer base through the following sales and marketing activities:
•	create a cooperative platform to work with the marketing team of Crown and to leverage their strengths and key markets;

•	create a cross-platform sales and marketing department to promote all of our brands to potential customers throughout Asia in accordance with applicable laws;

•	utilize special product offers, special events, tournaments and promotions to build and maintain relationships with our guests, in order to increase repeat visits and help fill capacity during lower-demand periods;

•	refine our own customer loyalty programs to further build a significant database of repeat customers, which we closely modeled on Crown’s successful “Crown Club” program; and

•	implement complimentary incentive programs and commission based programs with selected promoters to attract high-end customers.
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
Crown Macau
The Crown Macau property and equipment is located on a plot of land of approximately 5,230 square meters (56,295 sq. ft.) under a 25 year land lease agreement with the Macau government which is renewable for successive periods of ten years until 2049, subject to obtaining approvals from the Macau government. The terms and conditions of the land lease agreement entered into in March 2006 by Melco Crown (CM) Developments, our wholly-owned subsidiary through which Crown Macau was developed, require a land premium payment of approximately MOP 149.7 million (US$18.7 million). The initial land premium payment of MOP 50 million (US$6.2 million) was paid on November 25, 2005 upon acceptance of the terms and conditions of the agreement and the balance was paid in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP 157,000 (US$20,000) was also paid upon signing of the lease and is subject to adjustments in accordance with the relevant amount of rent payable during the year. We pay annual rent of approximately MOP 1,372,000 (US$171,000). The rent amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the rent adjustment.

The Macau government approved total gross floor area for development for the Crown Macau site of approximately 95,000 square meters (1,022,600 sq. ft.).
The equipment utilized by Crown Macau in the casino and hotel is owned and held for use on the Crown Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings, and equipment.
Mocha Clubs
Mocha Clubs operate under leased or subleased premises with a total floor area of approximately 63,010 sq. ft. at the following locations:

			Gaming
Mocha Club	Opening Date	Location	Area
			(in sq. ft.)
Mocha Crown	December 2008	Level 1 of Crown Macau	4,200
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	6,000
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	12,500
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,100
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,110
Taipa Square	March 2005	G/F, 1/F and 2/F of Hotel Taipa Square	14,500
Kingsway	April 2004	G/F of Kingsway Commercial Centre	6,100
Royal	September 2003	Lobby and 1/F of Hotel Royal	8,500

Total			63,010

All lease and sublease terms are pursuant to lease agreements, each with a term of at least seven years, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals.
In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.
Taipa Square Casino
Taipa Square Casino premises, including the fit-out and gaming related equipment, located on the ground floor and level one within Hotel Taipa Square and having a floor area of approximately 1,700 square meters (approximately 18,300 sq. ft.), operates under a Right to Use Agreement signed in June 2008 with the owner, Hotel Taipa Square (Macau) Company Limited. The agreement is for a term of one year from the date of execution and is automatically renewable subject to certain contractual provisions for successive periods of one year under the same terms and conditions until June 26, 2022.

City of Dreams
The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (approximately 1.2 million sq. ft.). The Macau government, in a letter dated April 21, 2005, offered to grant to our wholly owned subsidiary, Melco Crown (COD) Developments, a 25 year renewable lease for the development rights in respect of the City of Dreams site, which offer was preliminarily accepted on May 10, 2005. On January 31, 2008, we received from the Macau SAR Land Commission the final terms of the land lease agreement which were accepted by Melco Crown (COD) Developments and Melco Crown Gaming on February 11, 2008. On August 13, 2008, the Macau government formally granted a land concession to Melco Crown (COD) Developments. Under the land concession, the developable gross floor area at the site is 515,156 square meters (approximately 5,545,093 sq. ft.).
The accepted lease terms require us to pay a land premium of approximately MOP 842.1 million (US$105.1 million), of which MOP 300.0 million (US$37.4 million) was paid upon our acceptance of the final terms in February 2008. The remaining balance of MOP 542.1 million (US$67.7 million) is payable in nine equal semi-annual installments bearing interest at 5% per annum commencing from February 2009. We have also provided a guarantee deposit of approximately MOP 3.4 million (US$424,000), subject to adjustments, in accordance with the relevant amount of rent payable during the year.
During the construction period, we will pay the Macau government rent at an annual rate of MOP 30.0 (US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP 3.4 million (US$424,000). Following completion of construction, annual rent payable is approximately MOP 7.2 million (US$903,000). The rent amounts may be adjusted every five years.
Macau Peninsula Site
We are in the process of acquiring the Macau peninsula site, which has a size of approximately 6,480 square meters (approximately 69,750 sq. ft.), and is located on the shoreline of the Macau peninsula near the Macau Ferry Terminal. Our purchase of the Macau peninsula site remains subject to important conditions, some of which are not in our control, including approval of the Macau government of an extension of the deadline for completion of development on the site.
Other Premises
Apart from the property sites for Crown Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Zhu Kuan Building whose property rights belong to us. The five units have a total area of approximately 839 square meters (approximately 9,029 sq. ft.) and we operate a Recruitment Centre there. The five units were purchased by MPEL Properties Macau Limited, our indirect wholly owned subsidiary, for approximately HK$79.7 million (US$10.2 million) on August 15, 2008. The Zhu Kuan Building is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of ten years until 2049, subject to obtaining certain approvals from the Macau government.

Advertising and Marketing
We seek to attract customers to our properties and to grow our customer base over time by implementing and undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a strong public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. We hold various promotions and special events, operate loyalty programs and have developed a series of commission and other incentive-based programs for offer to gaming promoters and individuals alike, to be competitive in the Macau gaming environment. We seek to utilize the marketing resources of our founders, including Melco’s marketing teams and Crown’s existing marketing office network, to assist in sourcing customers for our properties. Marketing to Asian high-end customers requires specialist skills. Crown’s marketing network is well experienced in this regard, and has developed close and long standing relationships with customers.
Competition
We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.
Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires — SJM, which is controlled by Dr. Stanley Ho, the father of Mr. Lawrence Ho, our co-chairman and chief executive officer, Wynn Macau, a subsidiary of Wynn Resorts Ltd., and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, a joint venture formed by MGM-Mirage and Ms. Pansy Ho, Dr. Stanley Ho’s daughter and the sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to The Venetian Macau, a subsidiary of US-based Las Vegas Sands Corporation, the developer of Sands Macao and the Venetian Macao. Melco Crown Gaming obtained its subconcession under the concession of Wynn Macau.
The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has agreed under the existing concessions that it will not grant any additional gaming concessions until April 2009 and has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that until further assessment of the economic situation in Macau there would be no increase in the number of concessions and subconcessions. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions.

SJM holds one of the three gaming concessions in Macau and currently operates multiple casinos throughout Macau. SJM has recently opened new facilities at Grand Lisboa and Ponte 16. Controlled by Dr. Stanley Ho, SJM has extensive experience in operating in the Macau market and long-established relationships in Macau.
Wynn Resorts (Macau), S.A. holds a gaming concession and opened the Wynn Macau in September 2006 on the Macau peninsula. They are currently constructing an extension to Wynn Macau called Encore which is scheduled to open in 2010.
Galaxy, the third concessionaire in Macau, currently operates multiple casinos in Macau. In October 2006, Galaxy opened the Galaxy StarWorld, a hotel and casino resort in Macau’s central business and tourism district. Galaxy has also announced plans to develop Galaxy Mega Resort in Cotai.
With a subconcession under Galaxy’s concession, The Venetian Macau Limited operates Sands Macao, together with the Venetian Macao and The Four Seasons Macau which are both located in Cotai.
MGM has entered into a joint venture agreement with Ms. Pansy Ho, the daughter of Dr. Stanley Ho and the sister of Mr. Lawrence Ho, our co-chairman and chief executive officer, to develop, build and operate a major hotel-casino resort in Macau. MGM Grand Paradise, the joint venture, has been granted a subconcession under SJM’s concession. In December 2007, MGM Grand Paradise opened the MGM Grand Macau, which is located next to Wynn Macau on the Macau peninsula.
We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in the Philippines, although they are relatively small compared to those in Macau. There are a number of casino complexes in Cambodia. We believe Australia currently offers the closest gaming facilities in Asia comparable to Macau casinos. The major gaming markets in Australia are located in Melbourne, Perth, Sydney and the Gold Coast.
Singapore has legalized casino gaming and awarded one casino license to Las Vegas Sands Corporation and a second casino license to Genting International Bhd. in 2006. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Intellectual Property
We have registered the trademarks “Mocha Club” and “City of Dreams” in Macau. We are currently examining the registration in Macau of certain other trademarks and service marks to be used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreements provide us the right to use the Grand Hyatt trademarks on a non-exclusive and non-transferable basis. Our trademark license agreements with Hard Rock Holdings Limited provide us the right to use the Hard Rock brand in Macau, which we plan to use at City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for a hotel and casino facility at City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. Crown Melbourne Limited, the owner of a number of “Crown” trademarks in Macau licensed to us has an ongoing legal proceeding regarding a number of “Crown” trademarks in Macau. For more information, see “—Legal and Administrative Proceedings”.
Legal and Administrative Proceedings
We are currently not a party to any material legal or administrative proceedings and we are not aware of any material legal or administrative proceedings pending or threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business. Crown Melbourne Limited, a wholly-owned subsidiary of Crown and the owner of the “Crown” brand, registered a number of “Crown” trademarks in Macau in 1996, or the Initial Crown Marks. In 2005, Crown Melbourne Limited sought to register other trademarks for the “Crown Towers” brand, or the Secondary Crown Marks. In August 2005, a company called Tin Fat Gestao E Investimentos Limitada, or Tin Fat, sought to have the registration of the Initial Crown Marks removed on the basis of non-use and opposed the application for registration of the Secondary Crown Marks. These challenges only relate to the “accommodation” class of registration, not the gaming class. Tin Fat is the operator of a hotel adjacent to the Macau airport, which changed its name in 2004/2005 to Golden Crown China Hotel (Macau). Tin Fat has applied to register Golden Crown China Hotel (Macau) and Crown Melbourne Limited has opposed that registration. Tin Fat’s challenges to the “Crown” trademark failed in the Macau Intellectual Property Department, the Court of First Instance in Macau and finally the Court of Second Instance in Macau. Tin Fat has exhausted all avenues for appeal in this matter. Tin Fat’s challenges to the “Crown Towers” trademark have failed both in the Macau Intellectual Property Department and in the Court of First Instance in Macau. In the “Crown Towers” matter, Tin Fat has lodged a further appeal to the Court of Second Instance in Macau (decision pending). As confirmed by the appellate court in the “Crown” matter and Court of First Instance in the “Crown Towers” matter, we believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business as licensed to us by Crown Melbourne Limited. We understand that Crown Melbourne Limited intends to vigorously defend the appeal lodged by Tin Fat.

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
If we violate the Macau gaming laws, Melco Crown Gaming’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau gaming laws or of the subconcession contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission, which is not caused by force majeure or the occurrence of serious chaos in our overall organization and operation, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau government would be entitled to replace Melco Crown Gaming directly or through a third party during the aforesaid termination or suspension or subsistence of the aforesaid chaos and insufficiency and to ensure the operation of the conceded business and cause the adoption of necessary measures to protect the subject matter of the subconcession contract. Under such circumstances, the expenses required for maintaining the normal operation of the conceded business would be borne by us. Limitation, conditioning or suspension of any gaming registration or license or the appointment of a supervisor could, and revocation of Melco Crown Gaming’s subconcession would, materially adversely affect our gaming operations.
Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a registered corporation beyond the period of time prescribed by the Macau government may lose his rights to the shares. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we:
•	pay that person any dividend or interest upon our shares;
•	allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pay remuneration in any form to that person for services rendered or otherwise; or
•	fail to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.
Additionally, the Macau government, pursuant to its regulatory and supervisory control of suitability, has the authority to reject any person owning or controlling the stock of any corporation holding a subconcession.
The Macau government also requires prior approval for the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in connection with any financing. In addition, the creation of a lien over real property, shares, gaming equipment and utensils of a concession or subconcession holder and restrictions on its stock in respect of any public offering also require the approval of the Macau government to be effective.
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
The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capacity.
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
We are required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming intermediaries.
We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.
Non-compliance with these obligations could lead to the revocation of Melco Crown Gaming’s subconcession and could materially adversely affect our gaming operations.
Anti-Money Laundering Regulations in Macau
In conjunction with current gaming laws and regulations, we will be required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006 of April 3, 2006, which came into effect on April 4, 2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006 and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos.
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
Subconcession Contract
A summary of the key terms of Melco Crown Gaming’s subconcession contract is as follows:
Subconcession Term. The subconcession contract will expire in June 2022, the current expiration date of Wynn Macau’s concession, or, if the Macau government exercises its redemption right, in 2017. Based on information from the Macau government, proposed amendments to the relevant legislation are being considered. We expect that if such amendments take effect, on the expiration date of Melco Crown Gaming’s subconcession, unless the subconcession term is extended, only that portion of casino premises within our developments to be designated with the approval of the Macau government, including all equipment, would automatically revert to the Macau government without compensation to us. Until such amendments come into effect, all of our casino premises and gaming equipment would revert automatically to the Macau government without compensation to us. The Macau government may exercise its redemption right by providing us one year’s prior notice and paying fair compensation or indemnity to us. The amount of such compensation or indemnity will be determined based on the amount of gaming revenue generated by City of Dreams during the tax year prior to the redemption. It would not reimburse us for any portion of the US$900.0 million paid to Wynn Macau for the subconcession.
Development of Gaming Projects/Financial Obligations. The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Crown Macau and the City of Dreams project, by December 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations in the Gaming Industry in Macau—Under Melco Crown Gaming’s subconcession, the Macau government may terminate the subconcession under certain circumstances without compensation to Melco Crown Gaming, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.”
Payments. In addition to the initial US$900.0 million that we paid to Wynn Macau when we obtained the subconcession, we are required to make certain payments to the Macau government, including a fixed annual premium per year of MOP 30.0 million (US$3.7 million) and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The variable premium is calculated as follows: (1) MOP 300,000 (US$37,437) per year for each gaming table (subject to a minimum of 100 tables) located in special gaming halls or areas reserved exclusively for certain kinds of games or to certain players; (2) MOP 150,000 (US$18,719) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and (3) MOP 1,000 (US$125) per year for each electrical or mechanical gaming machine, including the slot machine.

Termination Rights. The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Crown Gaming’s subconcession in the event of non-compliance by us with our basic obligations under the subconcession and applicable Macau laws. The Macau government may be able to unilaterally rescind the subconcession contract upon the following termination events:
•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;
•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;
•	transfer of all or part of Melco Crown Gaming’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;
•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;
•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;
•	repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;
•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;
•	bankruptcy or insolvency of Melco Crown Gaming;
•	fraudulent activity harming the public interest;
•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;
•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Crown Gaming or the grant of a subconcession or entering into any agreement to the same effect; or
•	failure by a controlling shareholder in Melco Crown Gaming to dispose of its interest in Melco Crown Gaming, within 90 days, following notice from the gaming authorities of another jurisdiction in which such controlling shareholder is licensed to operate casino games of chance to the effect that such controlling shareholder no longer wishes to own shares in Melco Crown Gaming.
These events could lead to the termination of Melco Crown Gaming’s subconcession without compensation to us regardless of whether any such event occurred with respect to us or with respect to our subsidiaries which will operate our Macau projects. Upon such termination, the designated casino gaming premises and related equipment in Macau would automatically revert to the Macau government without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default.
Ownership and Capitalization. (1) Any person who directly acquires voting rights in Melco Crown Gaming will be subject to authorization from the Macau government, (2) Melco Crown Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies, (3) any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company), (4) the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Gaming, and (5) the Chief Executive of Macau could require the increase of Melco Crown Gaming’s share capital if he deemed it necessary. Under the authorization for the transfer of obligations, the Macau government has imposed that the transfer of shares in any direct or indirect shareholders of Melco Crown (CM) Hotel, Melco Crown (CM) Developments and Melco Crown (COD) Developments is subject to authorization from the Macau government.
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

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but in the case of Mocha Slot Group Limited, it was subject to Macau complementary tax rate of 12% on activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to Melco Crown Gaming.
Our subsidiaries incorporated in Macau are subject to Macau complementary tax of 12% on their activities conducted in Macau. Having obtained a subconcession, Melco Crown Gaming has applied and has been granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax). This tax holiday exempts us from paying the Macau complementary tax for five years from 2007 to 2011 on income from gaming generated by Crown Macau and Mocha Clubs, but we will remain subject to Macau complementary tax on profits from our non-gaming businesses. When this tax exemption expires, we cannot assure you that it will be extended beyond the expiration date.
Our subsidiary incorporated in Hong Kong is subject to the Hong Kong profits tax on any profits arising in or derived from Hong Kong and the Macau complementary tax on our activities conducted in Macau . Our Hong Kong subsidiary was set up for the purpose of entering into various administrative contracts, including office leases in Hong Kong.
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
Distribution of Profits. All of our subsidiaries incorporated in Macau are required to set aside a minimum ranging from 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the boards of directors of the subsidiaries. As of December 31, 2008 and 2007, the balance of the reserve amounted to US$3,000 in each of these periods.

C. ORGANIZATIONAL STRUCTURE
Current Corporate Structure
We are a holding company for the following principal operating subsidiaries: (1) Melco Crown Gaming, which is the holder of our subconcession; (2) Melco Crown (CM) Hotel, (3) Melco Crown (CM) Developments, (4) Melco Crown (COD) Developments, and (5) MPEL Macau Peninsula.
At the time of our initial public offering, through three intervening holding company subsidiaries incorporated in the Cayman Islands and wholly-owned by us (1) Melco PBL Holdings Limited, now MPEL Holdings Limited, (2) Melco PBL International Limited, now MPEL International Limited or MPEL International, and (3) Melco PBL Investments Limited, now MPEL Investments Limited or MPEL Investments, we held all of the class B shares of Melco Crown Gaming, representing 72% of the voting control of Melco Crown Gaming and the rights to virtually all the economic interests in Melco Crown Gaming. All of the class A shares of Melco Crown Gaming, representing 28% of its outstanding capital stock were owned by PBL Asia Limited, or PBL Asia (as to 18%) and, as required by Macau law, the managing director of Melco Crown Gaming (as to 10%). Mr. Lawrence Ho was appointed to serve as the managing director of Melco Crown Gaming. The class A shares were entitled as a class to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of Melco Crown Gaming. MPEL Investments, PBL Asia, the managing director of Melco Crown Gaming and Melco Crown Gaming entered into a shareholders’ agreement under which, among other things, PBL Asia agreed to vote its class A shares in the same manner as the class B shares on all matters submitted to a vote of shareholders of Melco Crown Gaming.
Prior to the close of the City of Dreams Project Facility, three more holding companies were incorporated through which we now hold our shares in Melco Crown Gaming: (1) MPEL Nominee One Limited, a Cayman Islands company, which is a 100% subsidiary of MPEL International and now holds 100% of the shares in MPEL Investments which in turn holds approximately 90% of the shares in Melco Crown Gaming; (2) MPEL Nominee Three Limited, a 100% subsidiary of MPEL Nominee One, which now holds one class A share in Melco Crown Gaming; and (3) MPEL Nominee Two Limited, which holds a minority shareholding in Melco Crown Gaming’s Macau operating companies.
The above shareholding structure of Melco Crown Gaming was completed when PBL Asia transferred its 1,799,999 class A shares in Melco Crown Gaming to MPEL Investments and its one class A share to MPEL International on June 12, 2007 and when MPEL International transferred its one class A share in Melco Crown Gaming to MPEL Nominee Three on August 13, 2007. Mr. Lawrence Ho remains the Managing Director and 10% shareholder of Melco Crown Gaming. The shareholders’ agreement for Melco Crown Gaming was terminated on December 7, 2007.
We also incorporated a direct wholly-owned subsidiary in Hong Kong, MPEL Services Limited (formerly Melco PBL Services Limited), for the purpose of entering into various administrative contracts, including leases for administrative office space, in Hong Kong.

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our major subsidiaries as of March 23, 2009.

[1]
In respect of shares of each Macau subsidiary shown above, the shares are owned as to 96% by Melco Crown Gaming (Macau) Limited and 4% by MPEL Nominee Two Limited, except for the subsidiary referred to in footnote 2 below.

[2]	The shares of this company are owned as to 99.98% by Melco Crown Gaming (Macau) Limited, 0.01% by MPEL Nominee Three Limited and 0.01% by MPEL Nominee Two Limited.

D. PROPERTY, PLANT AND EQUIPMENT
See “Item 4. Information on the Company—B. Business Overview” for information regarding our material tangible property, plant and equipment.
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
Overview
We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities focused exclusively on the Macau market. We currently own and operate Crown Macau which opened on May 12, 2007 and Mocha Clubs, a non-casino based operation of electronic gaming machines, which has been in operation since September 2003. We commenced constructing City of Dreams, an integrated urban entertainment resort, in 2006. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Early Stage of Development”. For detailed information regarding our operations and development projects, see “Item 4. Information on the Company—B. Business Overview”.
A. OPERATING RESULTS
Operations
Crown Macau
We opened Crown Macau on May 12, 2007 and it became fully operational by July 14, 2007. Crown Macau currently features a casino area of approximately 183,000 sq. ft. with a total of approximately 255 gaming tables and approximately 95 gaming machines, 216 deluxe hotel rooms, including 24 suites and eight villas, four fine dining and four casual restaurants, recreation and leisure facilities, including a health club, pool and spa and lounges and meeting facilities.

Since our opening of Crown Macau, we have further enhanced and refined the casino in response to market demand. The gaming machines were transferred under the management of Mocha Clubs effective December 1, 2008.
Mocha Clubs
The Mocha Clubs have grown rapidly since the inception of Mocha in March 2003 and Melco Crown Gaming currently operates eight Mocha Clubs in Macau with a total of approximately 1,300 gaming machines in operation.
Taipa Square Casino
Taipa Square Casino opened on June 12, 2008 and has approximately 18,300 sq. ft. of gaming space and features approximately 31 gaming tables.
Development Projects
City of Dreams
City of Dreams is being developed to include a casino, three luxury hotels, a performance theatre, retail and food and beverage outlets, an apartment hotel complex, entertainment venues, conference, banqueting and ballroom facilities and other amenities. Upon completion, the City of Dreams development is currently planned to feature approximately 420,000 sq. ft. of gaming space with a capacity of approximately 520 table games and 1,350 gaming machines, 2,200 suites/rooms, approximately 175,000 sq. ft. of retail space, 100,000 sq. ft. of conference rooms and ballrooms together with a wet stage performance theatre.
Future Pipeline Projects
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

Summary of Financial Results
The following summarizes the results of our operations:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of US$)
Net revenues	$1,416,134	$358,496	$36,101
Total operating costs and expenses	(1,414,960)	(554,313)	(93,754)
Operating income (loss)	1,174	(195,817)	(57,653)
Net loss	$(2,463)	$(178,151)	$(73,479)
Our results of operations for the years presented are not comparable for the following reasons:
•	On May 12, 2007, Crown Macau opened and was fully operational by July 14, 2007.

•	From September 2006 up until the opening of Crown Macau in May 2007, Mocha Clubs was our sole operating business.

•	On September 8, 2006, we acquired a Macau subconcession for consideration of US$900.0 million.
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
For casino revenue, KPIs are defined as follows:
•	Table games win: the amount of wagers won net of wagers lost that is retained and recorded as casino revenue.
•	Drop: the amount of cash and net markers issued that are deposited in a gaming table’s drop box.
•	Turnover: the sum of all wagers.
•	Gaming machine handle (volume): the total amount wagered in gaming machines in aggregate for the period cited.
•	Win percentage-gaming machines: actual win expressed as a percentage of gaming machine handle.

•	Hold percentage: the amount of win (calculated before discounts and commissions) as a percentage of drop.
•	Expected hold percentage: casino win based upon our mix of games as a percentage of drop assuming theoretical house advantage is achieved.
There are also additional Macau specific indicators utilized to monitor table game performance in Macau, relating to the VIP and mass market segments. VIP indicators are known as rolling chip indicators and mass market indicators are known as non-rolling chip indicators.
•	Rolling chip volume: the amount of non-negotiable gaming chips wagered and lost by the VIP market segment.
•	Rolling chip performance indicator: VIP table games win as a percentage of rolling chip volume.
•	Non-rolling chip volume: the amount of table games drop in the mass market segment.
•	Non-rolling chip performance indicator: Mass market table games win as a percentage of non-rolling chip volume.
Rolling chip volume and non-rolling chip volume are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Non-rolling chip volume measures buy in. Therefore rolling chip volume will generally be substantially higher than non-rolling chip volume.
In August 2008, we modified our expected rolling chip table games hold percentage (calculated before discounts and commissions) from 2.7% to 2.85% to better reflect the performance of our rolling chip operations since the commencement of material rolling chip volumes at Crown Macau. Our decision to modify our expected rolling chip table games hold percentage brings us in line with the third party consensus view and we believe that this target rate will become the normalized rate for the market as a whole in the future. Our expected non-rolling chip table games hold percentage is in the range from 16% to 18% and our expected gaming machine hold percentage is in the range from 6% to 9%.
For Hotel revenue, KPIs are defined as follows:
•	Average Daily Rate, or ADR: calculated by dividing total room revenue (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.
•	Revenue per Available Room, or REVPAR: calculated by dividing total room revenue (less service charges, if any) by total rooms available, thereby representing a summary of hotel average daily room rates and occupancy.
•	Hotel occupancy rate: the average percentage of available hotel rooms occupied during a period.

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
Our business is affected by the markets for both commercial (including retail) and residential real estate in Macau. Our plan to monetize the apartment hotel complex to be constructed at the City of Dreams will be subject to fluctuations in the Macau real estate market. In addition, fluctuations in the real estate market will affect the land premium that we pay if we complete the acquisition of the Macau peninsula site.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenues
Consolidated net revenues were US$1.42 billion, an increase of US$1.06 billion (or 295.0%) from US$358.5 million for 2007. The increase in net revenues was driven by improved operating performance and a full year of operations at Crown Macau, which opened on May 12, 2007 and was fully operational by July 14, 2007.
Consolidated net revenues in 2008 comprised of US$1.41 billion in casino revenues (99.3% of total net revenues) and US$10.2 million of net non-casino revenues (0.7% of total net revenues). Consolidated net revenues in 2007 comprised of US$348.7 million in casino revenues (97.3% of total net revenues) and US$9.8 million of net non-casino revenues (2.7% of total net revenues).
Casino. Casino revenues for the year ended December 31, 2008 of US$1.41 billion represented a US$1.06 billion (or 303.2%) increase from casino revenues of US$348.7 million for the year ended December 31, 2007. Crown Macau’s hold percentage for VIP rolling chip table games was 2.85% for the year ended December 31, 2008, inline with expected hold. In the second quarter of 2008 we modified expected hold percentage from 2.7% to 2.85% in order to reflect the life-to-date performance of the rolling chip segment since the commencement of material rolling chip volumes at Crown Macau and our view of the normalized rate for the Macau gaming market as a whole. Rolling chip volume was US$62.3 billion. In the mass table games segment, drop (non-rolling chip) totaled US$353.2 million and the average table games win percentage was 14.6%, below the expected range of 16% to 18%. Gaming machine handle (volume) was US$166.9 million and gaming machine revenue was US$13.4 million. Mocha Club’s average net win per gaming machine per day for 2008 was US$236, an increase of approximately US$16 over 2007.

Rooms. Room revenue of US$17.1 million for the year ended December 31, 2008 represented a US$11.4 million (or 201.3%) increase from room revenue of US$5.7 million for the year ended December 31, 2007 due to a full year of operations at Crown Macau in 2008. ADR, occupancy and REVPAR were US$236, 94.0% and US$222, respectively, for the year ended December 31, 2008.
Food, beverage and others. Other non-casino revenues for the year ended December 31, 2008 included food and beverage revenue of US$16.1 million, and entertainment, retail and other revenue of approximately US$5.4 million. Other non-casino revenue for the year ended December 31, 2007 included food and beverage revenue of US$11.1 million, and entertainment, retail and other revenue of approximately US$2.0 million.
Operating costs and expenses
Total operating costs and expenses were US$1.41 billion for the year ended December 31, 2008, an increase of US$860.6 million (or 155.3%) from US$554.3 million for the year ended December 31, 2007. The increase in operating costs of US$860.6 million was primarily related to a full year of operation of Crown Macau with increases in casino expenses commensurate with the increase in revenues as more fully described below.
Casino. Casino expenses increased by US$855.8 million (or 294.1%) to US$1.15 billion in 2008 from US$291.0 million in 2007 primarily due to US$574.3 million in 39.0% gross win tax on higher casino revenues and US$281.5 million in casino-related expenses associated with additional payroll-related expenses and our rolling chip program at Crown Macau.
Rooms. Room expenses, which represent the costs in operating the hotel facility at Crown Macau, decreased by 39.6% to US$1.3 million in 2008 from US$2.2 million in 2007, primarily due to an increase in complementary sales and recording the related costs under casino expenses.
Food, beverage and others. Food, beverage and other expenses increased by US$3.0 million (or 26.6%) to US$14.0 million in 2008 from US$11.0 million in 2007, primarily due to related increases in the revenue for these segments.
General and administrative. General and administrative expenses increased by US$8.0 million (or 8.3%) to US$104.0 million in 2008 from US$96.0 million in 2007, primarily due to growth in our operations, which included US$1.6 million in additional share-based compensation expense.
Pre-opening costs. Pre-opening costs of US$21.8 million were incurred in 2008 relating to the opening of City of Dreams. In 2007 we incurred pre-opening costs associated with both Crown Macau, which opened on May 12, 2007, and City of Dreams of US$37.0 million and US$3.0 million, respectively. Such costs relate to personnel training, equipment and other administrative costs in connection with the future opening of these properties. We expect pre-opening expenses related to City of Dreams to increase as its opening approaches.

Amortization of gaming subconcession. Amortization of gaming subconcession recorded on a straight-line basis remained stable at US$57.2 million in 2008 and 2007.
Amortization of land use rights. Amortization of land use rights expenses increased by US$1.0 million (or 5.7%) to US$18.3 million in 2008 from US$17.3 million in 2007 primarily due to a full year of amortization expense related to the revised land concession cost for City of Dreams by US$41.7 million in October 2007, which in turn increased the amount of monthly amortization.
Depreciation and amortization. Depreciation and amortization expense increased by US$11.9 million (or 30.2%) to US$51.4 million in 2008 from US$39.5 million in 2007 primarily due to a full year of operation of Crown Macau.
Non-operating (expenses) income
Non-operating (expenses) income consist of interest income and expenses, write off and amortization of deferred financing costs, loan commitment fees, foreign exchange gain and loss as well as other non-operating income.
Interest income decreased to US$8.2 million in 2008 from US$18.6 million in 2007, mainly due to a decline in interest rates and a decrease in average cash balances due to increased investment in the City of Dreams development.
Interest expense for shareholders’ loans and the US$1.75 billion City of Dreams Project Facility was fully capitalized in 2008. The amount of interest expense incurred was US$49.6 million in 2008, which increased from US$14.5 million in 2007 primarily due to additional borrowings under the City of Dreams Project Facility and full year of interest charges for the City of Dreams Project Facility incurred in 2008 as compared with three months in 2007.
Other finance costs included US$0.8 million of amortization of deferred financing costs and US$15.0 million of loan commitment fees related to the US$1.75 billion City of Dreams Project Facility. The increase from 2007 was attributable to additional fees incurred on the undrawn commitment of this facility.
The foreign exchange gains for 2008 were US$1.4 million, mainly resulting from foreign exchange transaction gains on H.K. dollars, compared to US$3.8 million of foreign exchange gains for 2007. Other non-operating income increased to US$972,000 in 2008 from US$275,000 in 2007.

Income tax credit
Income tax credit remained at US$1.5 million in 2008 and 2007 primarily due to the income tax exemption on gaming operations in Macau.
Net loss
As a result primarily of the foregoing, there was a net loss of US$2.5 million for 2008, compared to a net loss of US$178.2 million in 2007.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Revenues
Consolidated net revenues were US$358.5 million for 2007, an increase of US$322.4 million (or 893.0%) from US$36.1 million for 2006. The increase in net revenues was principally due to the commencement of operations at Crown Macau with effect from May 2007 which contributed US$277.2 million in revenue for 2007 and the change in reporting of Mocha Clubs revenues from a service fee basis of US$36.1 million in 2006 to a gross gaming revenue basis of US$81.3 million in 2007 as a result of obtaining the subconcession in September 2006.
Consolidated net revenues in 2007 comprised of US$348.7 million in casino revenue (97.3% of total net revenues) and US$9.8 million of net non-casino revenues (2.7% of total net revenues). Consolidated net revenues in 2006 comprised of US$35.4 million in casino revenues (98.0% of total net revenues) and US$0.7 million of net non-casino revenues (2.0% of total net revenues).
Casino. Casino revenues for the year ended December 31, 2007 of US$348.7 million represented a US$313.3 million (or 885.5%) increase from casino revenues of US$35.4 million for the year ended December 31, 2006. Crown Macau’s hold percentage for VIP rolling chip table games was 2.4% for the year ended December 31, 2007, below our expected level of 2.7%. Rolling chip volume was US$14.4 billion. In the mass table games segment, drop (non-rolling chip) totaled US$240.6 million and the average table games win percentage was 16.5%, within the expected range of 16% to 18%. Gaming machine handle (volume) was US$142.1 million and gaming machine revenue was US$9.8 million. Mocha Club’s average net win per gaming machine per day for 2007 was US$219.7, an increase of approximately US$10 over 2006.
Rooms. Room revenue for the year ended December 31, 2007 was US$5.7 million. ADR, occupancy and REVPAR were US$265.8, 66% and US$173.8, respectively.
Food, beverage and others. Other non-casino revenues for the year ended December 31, 2007 included food and beverage revenue of US$11.1 million, and entertainment, retail and other revenue of approximately US$2.0 million. Other non-casino revenue for the year ended December 31, 2006 included food and beverage revenue of US$1.5 million.
Operating costs and expenses
Total operating costs and expenses were US$554.3 million for the year ended December 31, 2007, an increase of US$460.5 million (or 491.2%) from US$93.8 million for the year ended December 31, 2006. The increase in operating costs of US$285.0 million primarily related to Crown Macau becoming operational in May 2007, an increase of US$77.4 million in general and administrative costs, an increase of US$28.4 million in pre-opening costs relating to the Crown Macau and City of Dreams projects, amortization of gaming subconcession of US$42.9 million, an increase of US$4.9 million in amortization of land use rights, and an increase in depreciation and amortization of property and equipment of US$29.6 million. The increase was partially offset by a decrease in impairment loss recognized in relation to the termination of the slot lounge services agreement in 2006.

Casino. Casino expenses increased by 1,450.0% to US$291.0 million in 2007 from US$18.8 million in 2006, primarily due to the commencement of operations of Crown Macau. In addition, having obtained our subconcession in September 2006, we incurred Macau taxes and other government dues totaling US$187.8 million on gaming revenue generated from Crown Macau and Mocha Clubs. We did not incur any Macau taxes and other government dues prior to the grant of the subconcession.
Rooms. Room expenses of US$2.2 million for 2007 represented costs in operating the hotel facility at Crown Macau.
Food, beverage and others. Food, beverage and other expenses increased by 1,984.0% to US$11.0 million in 2007 from US$0.5 million in 2006, primarily due to commencement of operation of Crown Macau.
General and administrative. General and administrative expenses increased by 415.9% to US$96.0 million in 2007 from US$18.6 million in 2006, primarily due to the increase in staff at both corporate and Crown Macau, directors’ and officers’ liability insurance, and an increase in professional services fees in connection with US regulatory compliance and our second public offering in November 2007.
Pre-opening costs. Pre-opening costs increased significantly to US$40.0 million in 2007 from US$11.7 million in 2006, related principally to pre-opening costs, such as personnel training costs, equipment costs and other administrative costs, in connection with the development of the Crown Macau leading up to its opening in May 2007 and the future opening of City of Dreams.
Amortization of gaming subconcession. Amortization of gaming subconcession increased by 299.7% to US$57.2 million in 2007 from US$14.3 million in 2006. We began to amortize the subconcession in October 2006 after we obtained the subconcession.
Amortization of land use rights. Amortization of land use rights expenses increased by 39.8% to US$17.3 million in 2007 from US$12.4 million in 2006. The increase was primarily due to the revised land concession cost for City of Dreams by US$41.7 million in October 2007, which in turn increased the amount of monthly amortization.
Depreciation and amortization. Depreciation and amortization expense increased significantly to US$39.5 million in 2007 from US$9.8 million in 2006 as we began to depreciate the building costs associated with Crown Macau in May 2007 upon the commencement of its operations.

Non-operating income (expenses)
Non-operating income (expenses) consist of interest income and expenses, write off and amortization of deferred financing costs, loan commitment fees, foreign exchange gain and loss as well as other non-operating income.
Interest income increased significantly to US$18.6 million in 2007 from US$816,000 in 2006, mainly due to additional invested cash balances that resulted primarily from borrowings under the City of Dreams Project Facility that had not yet been spent and the proceeds from our second public offering.
The decrease in interest expense to US$770,000 for 2007 from US$11.2 million for 2006 was a result of the capitalization of interest expense incurred for the US$1.75 billion City of Dreams Project Facility. In 2006, the interest expense incurred for the gaming subconcession facility was not capitalized.
Amortization of deferred financing costs and loan commitment fees of US$1.0 million and US$4.8 million in 2007 related to the US$1.75 billion City of Dreams Project Facility. We had written off US$12.7 million of deferred financing costs related to the gaming subconcession facility which was fully repaid in 2006.
The foreign exchange gains for 2007 were US$3.8 million mainly resulting from foreign exchange transaction gains on H.K. dollar payables, compared to US$55,000 of foreign exchange gains for 2006. Other non-operating income decreased to US$275,000 in 2007 from US$285,000 in 2006.
Income tax credit
Income tax credit decreased to US$1.5 million in 2007 from US$1.9 million in 2006 due to Hong Kong profits tax provisions of US$1.4 million recognized in 2007 for chargeable income in Hong Kong. The increase in tax provision was offset by an increase of deferred tax credits in 2007 of US$1.0 million and in 2007 the Macau government granted to Melco Crown Gaming, a subconcessionaire benefit in the form of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011.
Minority interest
A share of loss by minority shareholders amounted to nil in 2007, compared with a share of loss by minority shareholders of US$5.0 million in 2006. The 2006 losses comprised Melco’s share of our income and loss through the 20% interest in MPEL (Greater China) that it held until October 2006.
Net loss
As a result primarily of the foregoing, there was a net loss of US$178.2 million and US$73.5 million in 2007 and 2006, respectively.

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

Impairment of long-lived assets (other than goodwill)
We evaluate the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2008 and 2007, impairment losses amounting to US$17,000 and US$421,000 were recognized to write off gaming equipment due to the reconfiguration of the casino at Crown Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2006, impairment losses amounting to US$7.6 million and US$1.1 million were recognized due to the termination of Mocha Clubs slot lounge services agreement and relocation of a Mocha Clubs site.
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
Share-based compensation
We issued restricted shares and share options under our share incentive plan during the years ended December 31, 2008, 2007 and 2006. Share-based compensation in the forms of restricted shares and share options are measured using SFAS No. 123 (Revised 2004), “Share-Based Payment”, or SFAS No. 123R. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the service period. We use the Black-Scholes valuation model to value the equity instruments issued. The Black-Scholes valuation model requires the use of highly subjective assumptions of expected volatility of the underlying stock, risk-free interest rates, the expected term of options granted and estimated forfeitures. Changes in the subjective input assumptions may materially affect the fair value estimate. Management determines these assumptions through internal analysis and external valuations utilizing current market rates, making industry comparisons and reviewing conditions relevant to our Company.

Revenue recognition
We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.
Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.
Prior to termination of the service agreement with SJM in September 2006, casino revenues were recognized on an accrual basis in accordance with the contractual terms of the respective service agreement. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.
The Company follows the guidance of Emerging Issues Task Force, or EITF, consensus on Issue 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” when accounting for operations of Taipa Square Casino. Given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is therefore recognized on a gross basis.
Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided. Advance deposits on rooms are recorded as customer deposits until services are provided to the customer.
Revenues are recognized net of certain sales incentives in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, or EITF 01-9. EITF 01-9 requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.
The retail value of rooms, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is included in the casino expenses.
Accounts Receivable and Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. At December 31, 2008 and 2007, a substantial portion of the Company’s markers were due from customers residing in foreign countries.

Accounts receivable, including casino receivables, is typically non-interest bearing and is initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.
Income Tax
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board, or FASB, Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”, or FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no material impact resulting from the adoption of FIN 48 on our consolidated financial statements.
Accounting for Derivative Instruments and Hedging Activities
We seek to manage market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments. We account for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, or SFAS No. 133, and all amendments thereto. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the statement of operations or in other comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments obtained from dealer quotes are based on a standard valuation model that projects future cash flows and discounts those future cash flows using market-based observable inputs such as interest rate yields.

Recent changes in accounting standards
See Note 2 to the consolidated financial statements included elsewhere in this annual report on Form 20-F for discussion of recent accounting standards.
B. LIQUIDITY AND CAPITAL RESOURCES
The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands of US$)
Net cash (used in) provided by operating activities	$(11,158)	$147,372	$(20,237)
Net cash used in investing activities	(913,602)	(972,620)	(38,645)
Net cash provided by financing activities	904,485	1,076,671	623,109

Net (decrease) increase in cash and cash equivalents	(20,275)	251,423	564,227
Cash and cash equivalents at beginning of year	835,419	583,996	19,769

Cash and cash equivalents at end of year	$815,144	$835,419	$583,996

Operating activities
Net cash used in operating activities was US$11.2 million in 2008, compared to US$147.4 million net cash provided by operating activities in 2007. Although operating income for the year ended December 31, 2008 increased due to improved operating performance and a full year of operations at Crown Macau, which opened in May 2007, there was a decrease in operating cash flow mainly attributable to decreased outstanding gaming chips and tokens, customer deposits, commission payables and other gaming related accruals resulting from a decline in gaming activity at the end of 2008 compared to 2007. Net cash provided by operating activities was US$147.4 million in 2007, compared to US$20.2 million net cash used in operating activities in 2006. This was primarily attributable to the opening of Crown Macau and greater revenue generated from Mocha Clubs after obtaining the gaming subconcession in September 2006 with gross revenue reported in full instead of previously as 31% of the total gaming machine win.
Investing activities
Net cash used in investing activities was US$913.6 million in 2008, compared to US$972.6 million in 2007, primarily due to increased construction and development activity of the City of Dreams, with capital expenditures for the year ended December 31, 2008 of US$1.05 billion and payment of the City of Dreams land use rights deposit of US$42.1 million. This increase was offset by a decrease of US$231.0 million in the amount of restricted cash due to the utilization of funds on additional loan drawdowns from the City of Dream Project Facility in 2008. Drawdown proceeds from the facilities must be deposited into restricted accounts and pledged to the credit facility lenders.

Net cash used in investing activities was US$972.6 million in 2007, compared to the US$38.6 million in 2006 primarily due to an increase of US$645.6 million in capital expenditures for the completion of Crown Macau and the ongoing development of the City of Dreams project. In 2007 capital expenditures amounted to US$668.3 million, as compared to US$22.7 million in 2006. In 2006, land premium of US$12.4 million was paid for the Crown Macau site. The increase was also in relation to restricted cash of US$299.0 million representing the balance of the US$500.2 million drawdown against the City of Dreams Project Facility in September 2007. Drawdown proceeds from the facilities must be deposited into restricted accounts and pledged to the credit facility lenders.
Financing activities
Proceeds from Our Financing. Net cash provided by financing activities amounted to US$904.5 million for the year ended December 31, 2008, primarily due to drawdown proceeds of US$912.3 million from the City of Dreams Project Facility. Net cash provided by financing activities amounted to US$1.08 billion in 2007, primarily due to proceeds from the sale of additional ADSs pursuant to the exercise of the underwriters’ over-allotment option in January 2007, which amounted to US$160.6 million after underwriting discounts and commissions, following our initial public offering in December 2006, and proceeds from our second public offering in November 2007, which amounted to US$562.2 million after underwriting discounts and commissions. Net cash provided by financing activities amounted to US$623.1 million in 2006, primarily due to the proceeds from our initial public offering, which amounted to approximately US$1.1 billion after underwriting discounts and commissions with US$500.0 million of the US$1.1 billion immediately used for the repayment of the Subconcession Facility.
Shareholder Loans and Contributions. As of December 31, 2008, we have approximately US$116.6 million of outstanding shareholder loans from Melco and Crown, of which US$115.6 million was in the form of fixed term loans repayable in May 2010. The fixed term loan from Crown is at an interest rate of 3-months HIBOR per annum and the fixed term loan from Melco is at 3-months HIBOR per annum to May 15, 2008 and subsequently at 3-months HIBOR plus 1.5% per annum with the remaining balance of US$1.0 million repayable on demand and non-interest bearing.
No fees or proceeds are payable to Melco and Crown in return for their contributions to us or our subsidiaries and their future economic interest in us is solely based on their share ownership in forming our company.
City of Dreams Project Facility. On September 5, 2007, Melco Crown Gaming and certain other subsidiaries specified as guarantors, or the Borrowing Group, entered into the US$1.75 billion City of Dreams Project Facility to finance a portion of the total project costs of City of Dreams. On September 24, 2007, the first drawdown which comprised both Hong Kong dollars and US dollars totaling the equivalent of US$500.2 million was made under the City of Dreams Project Facility. Financing costs of US$7.6 million and US$49.7 million in relation to the City of Dreams Project Facility were paid accordingly during the years ended December 31, 2008 and 2007. Subsequent drawdowns took place on September 9, October 14 and December 9, 2008, which comprised of both Hong Kong dollars and US dollars totaling the equivalent of US$485.4 million, US$177.9 million and US$249.0 million, respectively, under the Facility. Subject to satisfaction of the relevant conditions precedent, a further US$323.5 million remained available for future drawdowns as at December 31, 2008 and approximately US$50.3 million remains available for future drawdown as of the date of this annual report on Form 20-F.

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.
Description of Our Indebtedness
City of Dreams Project Facility
As previously described, we are currently constructing the City of Dreams. The budgeted cost of construction and development is funded from a combination of the following sources:
•	cashflow generated from the operations of our existing businesses;
•	borrowings under the US$1.75 billion City of Dreams Project Facility; and
•	a portion of the net proceeds from our initial offering and our second public offering in December 2006 and November 2007 respectively.
Drawdowns
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
All drawings under the City of Dreams Project Facility are to be paid into a disbursement account that will be subject to security. As of December 31, 2008 total drawdowns which comprised both Hong Kong dollars and US dollars totaling the equivalent of US$1.41 billion have been made under the City of Dreams Project Facility. The rollover of existing revolving loans drawn under the City of Dreams Project Facility is subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Gaming is also required to undertake a program to hedge exposures to interest rate fluctuations under the City of Dreams Project Facility and in certain circumstances, currency fluctuations. The interests of the hedging counterparties under the hedging agreements are secured on a pari passu basis with the lenders.
Repayment
The term loan facility will be repaid in quarterly installments according to an amortization schedule commencing September 5, 2010. Each revolving credit facility loan will be repaid in full on the last day of an agreed upon interest period ranging from one to six months, or rolled-over.

Melco Crown Gaming may make voluntary prepayments in respect of the term loan facility and the revolving credit facility, subject to certain conditions, without premium or penalty other than break costs, in minimum amounts of US$20 million following the completion of the City of Dreams project and in full prior to completion. Voluntary prepayments will be applied to the principal outstanding on the City of Dreams Project Facility and to maturities on a pro-rata basis and amounts prepaid will not be available for redrawing.
We must make mandatory prepayments in respect of the following amounts within the Borrowing Group under the City of Dreams Project Facility: (1) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group and all of the net proceeds of any permitted debt issuance of any member of the Borrowing Group; (2) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions; (3) net termination proceeds paid under Melco Crown Gaming’s subconcession, any lease agreement, the hotel management agreements, or any other material contracts or agreements (subject to certain exceptions); (4) the net proceeds or liquidated damages paid pursuant to obligation, default or breach under the certain documents relating to the City of Dreams project; (5) the insurance proceeds net of expenses to obtain such proceeds, subject to reinvestment rights and certain exceptions; and (6) excess cashflow (as defined under various financial ratio tests).
Accounts
The terms of the City of Dreams Project Facility require that all of the revenues of the gaming business operated by Melco Crown Gaming, including Crown Macau and City of Dreams, be paid into bank accounts established by Melco Crown Gaming, secured in favor of the security agent for the benefit of the lenders. In addition, subject to certain exceptions, all of the accounts of all of the members of the Borrowing Group have been pledged as security for the indebtedness. Subject to such security, such revenues will be paid out in order of priority, in accordance with specified cash waterfall arrangements.
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

Melco and Crown Support
In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and PBL (Crown’s predecessor) each provided an undertaking to Deutsche Bank AG, Hong Kong Branch, as agent under the City of Dreams Project Facility, to contribute additional equity up to an aggregate of US$250 million (divided equally between Melco and PBL) to Melco Crown Gaming to pay any costs (i) associated with construction of the City of Dreams project and (ii) for which Deutsche Bank AG, Hong Kong Branch as agent has determined there is no other available funding. When Crown acquired the gaming businesses and investments of PBL, it also acquired this obligation. In support of such contingent equity commitment, each of Melco and Crown has agreed to maintain a direct or standby letter of credit in favor of the security agent for the City of Dreams Project Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to Melco Crown Gaming. These letters of credit are required to be maintained until the final completion date of the City of Dreams project has occurred and certain debt service reserve accounts have been funded. Subject to the approval of the lenders, we may in the future elect to replace the contingent equity commitments provided by Melco and Crown with our own contingent equity commitment in favor of Melco Crown Gaming, along with a similar letter of credit in favor of the security agent in an amount equal to US$250 million, or another form of security (which could include cash) satisfactory to the lenders.
Security
Security for the City of Dreams Project Facility and hedging agreements include, among others:
•	a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by the relevant entities in the Borrowing Group;
•	the letters of credit described above in “—Description of Our Indebtedness—City of Dreams Project Facility—Melco and Crown Support”;
•	charges over the bank accounts in respect of the Borrowing Group;
•	assignment of the Borrowing Group’s rights under certain insurance policies;
•	first priority security over the Borrowing Group’s chattels, receivables and other assets which are not subject to any security under any other security documentation;
•	pledge over equipment and tools used in the gaming business by Melco Crown Gaming; and
•	first priority charges over the issued share capital of the Borrowing Group.
Covenants
The Borrowing Group must comply with certain negative and affirmative covenants. These covenants include, among others, that, without obtaining consent from the Majority Lenders (as defined in the City of Dreams Project Facility), they may not:
•	create or permit to subsist further charge or any form of encumbrance over its assets, property or revenues except as permitted under the City of Dreams Project Facility;
•	sell, transfer or dispose of any of its assets unless such sale is conducted on an arm’s length basis at a fair market value permitted in accordance with the terms of the City of Dreams Project Facility and the proceeds from the sale shall be credited to the relevant accounts over which the lenders have a first priority charge on;

•	make any payment of fees under any agreement with Melco or Crown (or their affiliates) other than fees approved by the Majority Lenders or, after a certain date, in accordance with the waterfall, or enter into agreements with Melco or Crown or their affiliates except in certain limited circumstances;
•	make any loan or guarantee indebtedness except for certain identified indebtedness and guarantees permitted;
•	create any subsidiaries except as permitted under the City of Dreams Project Facility, such as those necessary for completion and operation of City of Dreams; or
•	make investments other than within agreed upon limitations.
In addition, the Borrowing Group will be required to comply with certain financial ratios and financial covenants each quarter, such as
•	Consolidated Leverage Ratio, as defined in the City of Dreams Project Facility, cannot exceed 4.50 to 1 for the reporting periods ending September 30, 2010, December 31, 2010, March 31, 2011 and June 30, 2011, cannot exceed 4.00 to 1 for the reporting periods ending September 30, 2011, December 31, 2011 and March 31, 2012, and cannot exceed 3.75 to 1 for the reporting periods ending June 30, 2012 onwards;
•	Consolidated Interest Cover Ratio, as defined in the City of Dreams Project Facility, must be greater than or equal to 2.50 to 1 for the reporting periods ending September 30, 2010, December 31, 2010 and March 31, 2011, and must be greater than or equal to 3.00 to 1 for the reporting periods ending June 30, 2011 onwards; and
•	Consolidated Cash Cover Ratio, as defined in the City of Dreams Project Facility, must be greater than or equal to 1.10 to 1 for the reporting periods ending September 30, 2010 onwards.
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
On December 7, 2007, the City of Dreams Facility was amended to introduce a US borrower, Melco PBL (Delaware) LLC, now MPEL (Delaware) LLC, a wholly-owned subsidiary of Melco Crown Gaming.
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
Other Liquidity Matters
Melco Crown Gaming has a rating of “BB” by Standard & Poor’s and a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.
C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown trademark in Macau. Our hotel management agreements for the use of the Grand Hyatt and Hyatt Regency trademarks on a non-exclusive and non-transferable basis were terminated in August 2008 and replaced by a management agreement for the use of the Grand Hyatt trademarks to reflect the branding of the twin-tower hotels under the “Grand Hyatt” brand. In January 2007, we entered into a casino trademark license agreement and a hotel trademark license agreement (which was subsequently novated and amended by a Novation Agreement on August 20, 2008) with Hard Rock Holdings Limited, or Hard Rock, to use the Hard Rock brand in Macau at the City of Dreams. Pursuant to the agreements, we have the exclusive right to use the Hard Rock brand for the hotel and casino facility at the City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. In addition, we have registered the trademarks “Mocha Club” and “City of Dreams” in Macau. We have registered in Macau certain trademarks and are currently in the process of applying for the registration of certain other trademarks and service marks to be used in connection with the operations of our hotel casino projects in Macau.

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
E. OFF-BALANCE SHEET ARRANGEMENTS
Except as disclosed in Note 18(d) to the consolidated financial statements included elsewhere in this annual report on Form 20-F, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.
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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2008.

	Payments due by period
	Less than	1-3	3-5	More than
	1 year	years	years	5 years	Total
	(in millions of US$)
Contractual obligations
Long-term debt obligations:
Loans from shareholders (1)	$—	$115.6	$—	$—	$115.6
Other long-term debt (2)	—	367.2	706.3	339.0	1,412.5
Operating lease obligations:
Rent payable for Crown Macau land (3)	0.2	0.3	0.3	3.0	3.8
Rent payable for City of Dreams land (4)	0.7	1.8	1.8	17.7	22.0
Leases for office space, VIP lounge, recruitment and training center, staff quarter and Mocha Clubs locations	9.9	13.9	11.6	13.3	48.7
Other contractual commitments:
Interest on land premium for City of Dreams land (4)	3.2	4.3	1.2	—	8.7
Construction, plant and equipment acquisition commitments (5)	467.5	20.6	—	—	488.1
Buses and limousines services commitments	0.8	—	—	—	0.8
Consultancy and other services commitments	2.2	1.2	—	—	3.4

Total contractual obligations	$484.5	$524.9	$721.2	$373.0	$2,103.6

(1)	Excludes the working capital loans provided by Melco and Crown, which had an outstanding balance of US$1.0 million as of December 31, 2008. As of December 31, 2008, the balance of the outstanding term loans from Melco and Crown, amounting to approximately US$115.6 million, was repayable in May 2010. The term loan from Melco as of December 31, 2008 bearing interest at three months HIBOR to May 15, 2008 and subsequently at three months HIBOR plus 1.5% per annum. The term loan from Crown as of December 31, 2008 bearing interest at three months HIBOR.

(2)	Other long-term debt represents US$1.75 billion under the City of Dreams Project Facility. The loan matures in September 2014 and is subject to quarterly amortization payments commencing in September 2010.

(3)	Annual rent payable is approximately MOP 1.4 million (US$171,000) and is adjusted every five years as agreed between the Macau government and Melco Crown (CM) Developments in accordance with the applicable market rates from time to time.

(4)	In April 2005, the Macau government offered to grant a medium-term lease of 25 years for the City of Dreams to Melco Crown (COD) Developments, and Melco Crown (COD) Developments preliminarily accepted the offer on May 10, 2005. In February 2008, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms of the land lease agreement, which require us to pay a land premium of approximately MOP 842.1 million (US$105.1 million). We paid MOP 300.0 million (US$37.4 million) of the land premium upon our acceptance of the final terms on February 11, 2008. On August 13, 2008 the Macau government formally granted the land concession to Melco Crown (COD) Developments. The remaining premium balance of MOP 542.1 million (US$67.7 million) is payable in nine equal semi-annual installments bearing interest at 5% per annum commencing from February 2009. The principal amount outstanding has been included in the accrued expenses and other current liabilities and land use right payable as of December 31, 2008. We have also provided a guarantee deposit of approximately MOP 3.4 million (US$424,000), subject to adjustments, in accordance with the relevant amount of rent payable during the year. The annual rent payable during the construction period is approximately MOP 3.4 million (US$424,000). The annual rent payable after completion of construction is approximately MOP 7.2 million (US$903,000). The rent payable shall be adjusted every five years as agreed between the Macau government and Melco Crown (COD) Developments and Melco Crown Gaming in accordance with the market rates from time to time.

(5)	The amount as of December 31, 2008 mainly represents construction contracts for the design and construction, plant and equipment acquisitions of the City of Dreams project of US$488.1 million. The balance includes the remaining payment obligations for the Crown Macau project and Mocha Clubs.
G. SAFE HARBOR
See “Special Note Regarding Forward-Looking Statements”.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence (Yau Lung) Ho	32	Co-Chairman and Chief Executive Officer
James D. Packer	41	Co-Chairman
John Wang	48	Director
Clarence Chung	46	Director
John H. Alexander	57	Director
Rowen B. Craigie	53	Director
James A C MacKenzie	55	Independent Director
Thomas Jefferson Wu	36	Independent Director
Alec Tsui	59	Independent Director
Robert Mactier	44	Independent Director
Simon Dewhurst	39	Chief Financial Officer
Stephanie Cheung	46	Executive Vice President and Chief Legal Officer
Nigel Dean	55	Executive Vice President and Chief Internal Audit Officer

Name	Age	Position/Title
Akiko Takahashi	55	Executive Vice President and Chief Human
		Resources/Corporate Social Responsibility Officer
Richard Tsiang	48	Executive Vice President and Chief Development Officer
Greg Hawkins	45	President of City of Dreams
Ted (Ying Tat) Chan	37	President of Crown Macau
Constance (Ching Hui) Hsu	35	President of Mocha Clubs
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
Mr. James D. Packer has served as our co-chairman since our inception. Mr. Packer is the Executive Chairman of Crown and a member of the Crown Investment Committee. Mr. Packer is also Executive Chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown) and Executive Deputy Chairman of Consolidated Media Holdings Limited. Mr. Packer is the Chairman of SEEK Limited, having been appointed on October 31, 2003. He is also a director of the Sunland Group Limited, having been appointed on July 20, 2006, Crown Melbourne Limited, having been appointed on July 22, 1999, and Ellerston Capital Limited, having been appointed on August 6, 2004. Mr. Packer is also a director of Challenger Financial Services Group Limited and Burswood Limited.
Mr. John Wang has served as our director since November 2006. Mr. Wang is currently the chief financial officer of Melco. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and had previously worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburgs (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in Accounting.

Mr. Clarence (Yuk Man) Chung has served as our director since November 2006. Mr. Chung has also been an executive director since May 2006 and the chief operating officer since July 2006 of Melco. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Before joining Melco, he was the chief financial officer at Megavillage Group, an investment banker at Lazard managing an Asian buy-out fund, a vice-president at Pacific Century Group, and a qualified accountant with Arthur Andersen. Mr. Chung is a director of Melco International Developments Limited and Elixir Gaming Technologies Inc. Mr. Chung holds an MBA from the Kellogg School of Management at Northwestern University and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.
Mr. John H. Alexander has served as our director since our inception. Mr. Alexander is the Executive Deputy Chairman of Crown. Mr. Alexander became Executive Chairman of Consolidated Media Holdings Limited in November 2007. Mr. Alexander had previously been Chief Executive Officer and Managing Director of Publishing and Broadcasting Limited (PBL) since June 2004. Mr. Alexander joined ACP Magazines as Group Publisher in 1998 and was appointed Chief Executive Officer of that division in March 1999, a position he held until April 2006. In January 2002, he was appointed Chief Executive Officer of PBL’s media businesses which included ACP Magazines and Nine Network. Prior to joining the PBL Group, Mr. Alexander was the Editor-in-Chief, Publisher & Editor of The Sydney Morning Herald, and Editor-in-Chief of The Australian Financial Review. Mr. Alexander is a director of various companies including Crown Melbourne Limited, Burswood Limited, FOXTEL Management Pty Limited and Premier Media Group Pty Limited, as well as an alternate director of SEEK Limited. Mr. Alexander holds a Bachelor of Arts degree from Macquarie University in Sydney, Australia.
Mr. Rowen B. Craigie has served as our director since our inception. Mr. Craigie is the Chief Executive Officer and Managing Director of Crown. Mr. Craigie is also a director of Consolidated Media Holdings Limited, Crown Melbourne Limited, and Burswood Limited. Mr. Craigie previously served from 2007 to 2008 as the Chief Executive Officer of PBL Gaming and from 2002 to 2007 as the Chief Executive Officer of Crown Melbourne Limited. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the Executive General Manager of its Gaming Machines department in 1996, and was promoted to Chief Operating Officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the Group General Manager for Gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He holds a Bachelor of Economics (Honours) degree from Monash University, Melbourne, Australia.
Mr. James A C MacKenzie has served as our director since April 2008. Mr. MacKenzie is also chairman of Mirvac Group. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000-2007 and he has previously held senior executive positions with ANZ Banking Group, Norwich Union and Standard Chartered Bank. A chartered accountant by profession, Mr. MacKenzie was a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2003 Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He holds a Bachelor of Business (Accounting and Quantitative Methods) degree from the Swinburne University of Technology and has completed the Advanced Management Program at the University of Oxford and the Making Corporate Boards More Effective Course at the Harvard Business School. He is a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors. He is the chairman of our audit committee.

Mr. Thomas Jefferson Wu has served as our independent director since our Nasdaq listing. Mr. Wu has been the co-managing director of Hopewell Holdings Ltd., a Hong Kong Stock Exchange-listed business conglomerate, since July 2007 and has served in various roles with the Hopewell Holdings group since 1999, including group controller, executive director, chief operating officer and deputy managing director. He is also the managing director of Hopewell Highway Infrastructure Limited. He is a member of the Huadu District Committee and Standing Committee of The Chinese People’s Political Consultative Conference, a member of the Advisory Committee of the Hong Kong Securities and Futures Commission, a member of Pan-Pearl River Delta Panel of the Central Policy Unit, Hong Kong SAR Government, and a member of the China Trade Advisory Committee of Hong Kong Trade Development Council. He also acts as the honorary consultant of the Institute of Accountants Exchange, honorary president of the Association of Property Agents and Realty Developers of Macau, and vice chairman of The Chamber of Hong Kong Listed Companies. He holds an MBA from Stanford University and a Bachelor’s degree in mechanical and aerospace engineering from Princeton University. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.
Mr. Alec Tsui has served as our independent director since our Nasdaq listing. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong prior to joining the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and becoming the chief executive in 1997. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui is currently the Chairman of WAG Worldsec Corporate Finance Limited and an independent non-executive director of a number of listed companies in Hong Kong and Nasdaq, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Limited, a cement manufacturer and property development company, COSCO International Holdings Limited, a conglomerate engaging in various businesses including ship trading, property development and investment, China Power International Development Limited, Greentown China Holdings Limited, a developer of residential properties, China Blue Chemical Limited, a fertilizer manufacturer, Vertex Group Limited, a communications and technology services provider, China Hui Yuan Juice Holdings Company Limited, Pacific Online Ltd. and ATA Inc., an online educational testing provider. Mr. Tsui graduated from the University of Tennessee with a Bachelor of Science degree and a Master of Engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. Robert W. Mactier has served as our independent director since our Nasdaq listing in December 2006. Mr. Mactier is also the independent, non-executive Chairman of STW Communications Group Limited, a publicly listed Australian communications and advertising company and is a director of Aurora Community Television Limited. Since 1990 Mr. Mactier has held a variety of roles across the Australian investment banking and securities markets. He is currently a consultant to UBS Investment Bank in Australia. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with Ord Minnett Securities Limited from May 1990 to October 1994 and E.L.& C. Baillieu Limited from November 1994 to February 1997. During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sector and across the private equity sector. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He holds a Bachelor’s degree in economics from the University of Sydney, Australia and is a Member of the Australian Institute of Company Directors. Mr. Mactier is a member of our compensation committee and nominating and corporate governance committee.
Executive Officers
Mr. Simon Dewhurst is our chief financial officer. Prior to joining us, Mr. Dewhurst was the head of Media & Entertainment Investment Banking at CLSA Asia Pacific Markets from May 2001 to November 2006. Before joining CLSA, Mr. Dewhurst spent six years as a senior executive at News Corporation based in Hong Kong. Prior to joining News Corporation, Mr. Dewhurst was an experienced senior in the Audit and Business Advisory Division at Arthur Andersen & Co. between May 1991 and June 1995. Mr. Dewhurst holds a Bachelor of Sciences degree from Reading University in the U.K. He qualified as an Associate of the Institute of Chartered Accountants in England & Wales in 1994.
Ms. Stephanie Cheung is our executive vice president and chief legal officer. She also acts as the secretary to our board of directors. Prior to joining us, Ms. Cheung was of counsel at the Hong Kong office of U.S.-based law firm Troutman Sanders, primarily advising North American multinational corporations in their acquisitions in Asia and expansion into Hong Kong, mainland China and other countries in Asia, as well as providing general corporate advice to U.S.-listed companies in their operations and transactions in Asia. Between 1990 and 2002, while in private practice in the Hong Kong, Singapore and Toronto offices of major law firms, including Freshfields Bruckhaus Deringer and Baker & McKenzie, Ms. Cheung advised international financial institutions in syndicated loan transactions, PRC and Indonesian airlines in aircraft financing and leasing transactions, project companies in Malaysia and the Philippines involved in the development of toll roads, power plants and newsprint mills in their development work and limited recourse project financing. Ms. Cheung was also involved in the initial public offerings of Asian infrastructure companies, including airlines and mass transit companies based in Hong Kong, Thailand and the PRC. Ms. Cheung holds a Bachelor of Arts degree from the University of Toronto, Ontario, Canada, a Bachelor of Laws degree from Osgoode Hall Law School, Ontario, Canada, and an MBA (finance) from York University, Ontario, Canada.
Mr. Nigel Dean is our executive vice president and chief internal audit officer. Prior to joining us, Mr. Dean was general manager-corporate governance at Coles Myer Ltd, Australia’s second largest retailer, where he was responsible for the implementation of Sarbanes-Oxley Act of 2002 and other corporate governance compliance programs. Other positions held at Coles Myer include the head of group internal audit for seven years and head of internal audit of the Supermarkets Division for four years. Previous experience in external and internal audit includes positions with Peat Marwick Mitchell & Co (now KPMG), Ford Asia-Pacific, CRA (now RioTinto) and Elders IXL Group. Mr. Dean is a Fellow of the Australian Institute of CPA’s and a Certified Internal Auditor. He holds a Bachelor of Laws degree from Deakin University, a Diploma of Business Studies (accounting) from Swinburne College and an MBA from Monash University.

Ms. Akiko Takahashi is our executive vice president and chief officer, human resources/corporate social responsibility. Ms. Takahashi served as our group human resources director since December 2006. Prior to joining us, she was the global group director, human resources for Shangri-la Hotels and Resorts, an international luxury hotel group with over 24,000 employees, headquartered in Hong Kong. Between 1993 and 1995, she was senior vice president, human resources and services for Bank of America, Hawaii, FSB, where her last assignment was to lead the human resources integration for the largest international hotel joint venture in Japan. She began her career in the fashion retail industry in merchandising, operations and was VP Human Resources for a major retail group owned by Charles Feeney, founder of Duty Free Shoppers. Ms. Takahashi attended the University of Hawaii.
Mr. Richard Tsiang is our executive vice president and chief development officer. Mr. Tsiang joined us from MGM Grand in Macau, where he was the group chief financial officer. Prior to MGM, he was senior vice president and managing director, Asia-Pacific for Cendant Corporation, and chief financial officer, head of strategy, Asia for Yahoo! Mr. Tsiang has a bachelor of commerce and an MBA from the University of Melbourne. He is a chartered accountant having qualified while at PriceWaterhouseCoopers in Australia.
Mr. Greg Hawkins has served as our President of City of Dreams since May 2008. Prior to that he acted as the chief executive officer of Crown Macau from January 2006. Prior to joining us, he was general manager for gaming at SKYCITY Entertainment Group, or Skycity, a diversified gaming and entertainment enterprise listed in Australia and New Zealand. At Skycity, he managed the gaming operations and strategies across multiple casino businesses in New Zealand. He also served as a director of Skycity Australia during the period between 2001 and 2004, overseeing the operations of the Skycity’s casino in Adelaide, Australia, as well as gaming machine and food and beverage businesses of Skycity in Auckland, New Zealand from 1998 to 2001. Before joining Skycity, he was with Crown Melbourne Limited beginning in 1994 as an initial member of the executive team that launched the Crown Casino Melbourne, and held senior management positions with the Victoria TAB gaming division during the period between 1990 and 1994. Mr. Hawkins graduated with a Bachelor’s degree in applied science, majoring in mathematics and general science from Monash University.
Mr. Ted (Yin Tat) Chan has served as president of Crown Macau since November 2008. Mr. Chan was the chief executive officer of Amax Entertainment Holdings Limited from December 2007 until November 2008. Prior to joining Amax, Mr. Chan worked with our chief executive officer on special projects from September 2007 to November 2007 and was the general manager of Mocha Clubs from 2004 to 2007. From June 2002 to November 2006, Mr. Chan was the assistant to Mr. Lawrence Ho at Melco, and he was involved in the overall strategic development and management of the company. Mr. Chan served as a director of development at First Shanghai Financial Holding Limited from 1998 to May 2002, specializing in internet trading solutions and China business development. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong and with a master’s degree in financial management from the University of London, the United Kingdom.

Ms. Constance (Ching Hui) Hsu is our president of Mocha Clubs. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha’s former financial controller and more recently the chief administrative officer overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms Hsu obtained her Bachelor of Arts degree in business administration with major in accounting in the United States and an MBA (with concentration on financial services) from University of Science and Technology in Hong Kong. Ms Hsu is qualified as a Certified Public Accountant in the State of Washington, United States; a member of the American Institute of Certified Public Accountants; and an associate member of Hong Kong Institute of Certified Public Accountants.
B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
In addition to the equity awards granted as described below, we paid aggregate remuneration of approximately US$8.5 million to all the directors and senior executive officers of our Company as a group in relation to the year ended December 31, 2008.
Pursuant to our 2006 Share Incentive Plan (See “—E. Share Ownership—2006 Share Incentive Plan”), we may grant either restricted shares or options to purchase our ordinary shares. In 2008, we issued options to acquire 10,679,754 of our ordinary shares pursuant to our 2006 Share Incentive Plan to the directors and senior executive officers of our Company with exercise prices ranging from US$1.01 to US$4.69 per share (US$3.04 to US$14.08 per ADS) and 2,261,880 restricted shares with grant date fair value ranging from US$1.01 to US$4.01 per share (US$3.04 to US$12.04 per ADS). Of those awards, 1,652,541 of our ordinary shares and 726,823 restricted shares were forfeited in 2008. The options expire ten years after the date of grant.
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
Audit Committee
Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and James MacKenzie, and is chaired by Mr. MacKenzie. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. We believe that Mr. MacKenzie qualifies as an “audit committee financial expert”. The charter of the audit committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions, with the last amendment on December 16, 2008 to clarify the purpose, duties and powers of the audit committee and to provide the audit committee members with clearer guidance to enable them to carry out their functions. The purpose of the committee is to assist our board in overseeing and monitoring:
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
Compensation Committee
Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Wu. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. The charter of the compensation committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions with the latest amendment on December 16, 2008 to clarify the purpose, duties and powers of the compensation committee and to provide the compensation committee members with clearer guidance to enable them to carry out their functions.
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

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Tsui. All of them satisfy the “independence” requirements of the Nasdaq Marketplace Rules. The charter of the nominating and corporate governance committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions, with the latest on December 16, 2008 to clarify the purpose, duties and powers of the nominating and corporate governance committee and to provide the nominating and corporate governance committee members with clearer guidance to enable them to carry out their functions.
The purpose of the nominating and corporate governance committee is to assist our board in discharging its responsibilities regarding:
•	the identification of qualified candidates to become members and chairs of the board committees and to fill any such vacancies;
•	oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of the Macau SAR (including the relevant laws related to the gaming industry), of the Cayman Islands, of the SEC and of the Nasdaq;
•	the development and recommendation to our board of a set of corporate governance principles applicable to our company; and
•	the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.
The duties of the committee include:
•	identifying and recommending to the board nominees for election or re-election to the board committees, or for appointment to fill any such vacancy;
•	developing a set of corporate governance principles and reviewing such principles at least annually;
•	deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee, should be disclosed;
•	together with the board, evaluating the performance of the committee;
•	assessing the adequacy of its charter; and
•	cooperating with the other board committees in any areas of overlapping responsibilities.

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
Employment Agreements
We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Mr. Lawrence Ho, upon notice to terminate employment from either the executive officer or our company, our company may limit the executive officer’s services for a period until the termination of employment. Each executive officer is entitled to unpaid compensation upon termination due to disability or death. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.
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
Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and six months following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (ii) solicit or seek any business orders from our customers; or (iii) seek directly or indirectly, to solicit the services of any of our employees. The restricted area is defined as Macau, Australia or any other country or region in which our company operates, except for Mr. Lawrence Ho, for whom the restricted area is defined as Macau, Australia and Hong Kong.
D. EMPLOYEES
Employees
We had 4,803, 4,928 and 599 employees as of December 31, 2008, 2007 and 2006, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2008, 2007 and 2006.

	As of December 31,
	2008		2007		2006
	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Employees	of Total	Employees	of Total	Employees	of Total
Mocha	615	12.8%	545	11.1%	459	76.6%
Crown Macau	3,540	73.7	4,201	85.2	134	22.4
City of Dreams	317	6.6	83	1.7	—	—
Corporate and centralized services	331	6.9	99	2.0	6	1.0

Total	4,803	100%	4,928	100%	599	100%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. We began our recruitment efforts in January 2008 in preparation for the opening and operation of City of Dreams and in this regard we have developed human resources outreach programs in Macau and hosted several recruitment events in cities throughout China. See “Item 3. Key Information—Risk Factors—Risks Relating to the Completion and Operation of Our Projects—We will need to recruit a substantial number of new employees before each of our projects can open and competition may limit our ability to attract qualified management and personnel.”
We implemented certain human resource initiatives in late 2008 in response to the recent general economic slowdown. These initiatives include an option to take voluntary sabbatical leave to allow for travel or study, fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee, and a short term unpaid leave scheme of between two and three days each month.

E. SHARE OWNERSHIP
Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares.
2006 Share Incentive Plan
We have adopted a share incentive plan, or 2006 Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and promote the success of our business. Under the 2006 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over ten years. Our Board has recently approved the removal of the maximum award amount of 50,000,000 shares over the first five years. The removal of such maximum limit for the first five years is subject to shareholders’ approval at our next annual general meeting. As of December 31, 2008, 69,570,105 out of 100,000,000 shares remain available for the grant of stock options or restricted shares.
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
Eligibility. We may grant awards to employees, directors and consultants of our company or any of our related entities, including Melco, Crown, other joint venture entities of Melco or Crown, our own subsidiaries or any entities in which we hold a substantial ownership interest. However, we may grant options that are intended to qualify as incentive share options only to our employees.
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

The term of each award shall be stated in the award agreement. The term of an award shall not exceed ten years from the date of the grant.
Vesting Schedule. In general, the plan administrator determines, or the award agreement will specify, the vesting schedule.
A summary of the awards pursuant to the 2006 Plan as of December 31, 2008, is presented below:

				Share-based
	Exercise			compensation expenses
	price/grant date			recognized for year ended
	fair value	No. of shares		December 31, 2008(1)(2)
	per ADS	Granted	Forfeited	(In thousands of US$)	Vesting Period
Share Options
2007 Long Term Incentive Plan	$14.15–$15.19	3,908,390	815,133	1,089	4 to 5 years
2008 Long Term Incentive Plan	$12.04–$14.08	5,589,948	1,379,559	1,239	4 years
2008 Retention Program	$3.04	14,968,395	—	270	3 years

		24,466,733	2,194,692	2,598

Restricted Shares
Pre-IPO Award	$19.00	2,532,010	750,453	3,672	6 months to 5 years
2008 Long Term Incentive Plan	$3.99–$12.04	630,689	151,752	370	3 to 4 years
2008 Share Exchange and Retention Program	$3.04	5,899,155	—	378	3 months to 3 years

		9,061,854	902,205	4,420

				7,018

(1)	Share-based compensation expenses on restricted shares and share options granted are measured in accordance with U.S. GAAP, which is based on the fair value of the award on the date of grant recognized over the service period, the vesting period in the case of our awards. Of the 22,270,246 outstanding share options as of December 31, 2008, there were no vested share options that were in-the-money.

(2)	During the year ended December 31, 2008, share-based compensation expenses of approximately US$163,000 were capitalized to construction in progress.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares (exclusive of any ordinary shares represented by ADSs held by the SPV) as of March 23, 2009 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially owned(1)
Name	Number	%
Melco Leisure and Entertainment Group Limited (2)(3)(4)	500,000,000	37.57
PBL Asia Investments Limited (5)	500,000,000	37.57
Janus Capital Management LLC(6)	74,439,336	5.59

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “—Melco Crown Joint Venture”. However, Melco and Crown each disclaim beneficial ownership of the shares of our company owned by the other.

(2)	Melco Leisure and Entertainment Group Limited is incorporated in the British Virgin Islands and is a wholly owned subsidiary of Melco. The address of Melco and Melco Leisure and Entertainment Group Limited is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the Hong Kong Stock Exchange.

(3)	Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer and the Chairman, Chief Executive Officer and Managing Director of Melco, personally holds 7,416,628 ordinary shares of Melco, representing approximately 0.6% of Melco’s ordinary shares outstanding as of February 18, 2009. In addition, 115,509,024 shares are held by Lasting Legend Ltd., and 288,532,606 shares are held by Better Joy Overseas Ltd., both of which companies are owned by persons and trusts affiliated with Mr. Lawrence Ho. Therefore, we believe that for purposes of Rule 13d-3, Mr. Ho beneficially owns 411,458,258 ordinary shares of Melco, representing approximately 33.46% of Melco’s ordinary shares outstanding as of February 18, 2009. This does not include 117,912,694 shares into which convertible notes held by Great Respect Limited, a company controlled by a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho), may be converted upon the issuance of the land certificate for the City of Dreams site. None of the beneficiaries of the trust control the voting or disposition of shares held by the trust or Great Respect Limited.

(4)	As of March 4, 2009, Dr. Stanley Ho personally held 18,587,789 ordinary shares of Melco. In addition, 3,127,107 shares of Melco are held by Lanceford Company Limited, a company 100% owned by Dr. Stanley Ho. Therefore, for purposes of Rule 13d-3, Dr. Ho may be deemed to beneficially own 21,714,896 ordinary shares representing approximately 1.77% of Melco’s outstanding shares. Dr. Ho’s beneficial ownership does not include 117,912,694 shares into which convertible notes held by Great Respect Limited may be converted upon the issuance of the land certificate for the City of Dreams site.

(5)	PBL Asia Investments Limited is incorporated in the Cayman Islands and is 100% indirectly owned by Crown. The address of Crown is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. The address of PBL Asia Investments Limited is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands. Crown is listed on the Australian Stock Exchange. As of March 4, 2009, Crown was approximately 35.82% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

(6)	Janus Capital Management LLC, or Janus Capital, is a Delaware company. The address of Janus Capital is 151 Detroit Street, Denver, Colorado 80206, USA. Janus Capital has a direct 89.9% ownership stake in INTECH Investment Management, or INTECH, and a direct 78.4% ownership stake in Perkins Investment Management LLC, or Perkins. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients, or the Managed Portfolios. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of our shares held by such Managed Portfolios. However Janus Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.
As of December 31, 2008 a total of 1,321,550,399 ordinary shares were outstanding, of which 321,060,781 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs quoted initially on the Nasdaq Global Market and since January 2009 on the Nasdaq Global Select Market have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary. In October 2007, we appointed BOCI Securities Limited to assist us in the administration of our long term incentive plan.
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
Original and Amended Shareholders’ Deed
Under the original shareholders’ deed, projects and activities of the joint venture in Greater China were to be undertaken by MPEL (Greater China), which is effectively owned 60% by Melco and 40% by PBL, with projects in the Territory outside Greater China to be undertaken by one or more other of our subsidiaries which are effectively owned 60% by PBL and 40% by Melco.
Memorandum of Agreement
Simultaneously with PBL entering into an agreement with Wynn Macau to obtain a subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions and economic value and benefits with respect to gaming projects in the Territory, including in Macau, subject to PBL obtaining the subconcession and the transfer of control of Melco Crown Gaming to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, are:
•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;
•	Melco and PBL are to appoint an equal number of members to our board of directors, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•	All of the class A shares of Melco Crown Gaming, representing 28% of all the outstanding capital stock of Melco Crown Gaming, are to be owned by PBL Asia Limited (as to 18%) and the Managing Director of Melco Crown Gaming (as to 10%), respectively. Mr. Lawrence Ho has been appointed to serve as the Managing Director of Melco Crown Gaming. The holders of the class A shares, as a class, will have the right to one vote per share, receive an aggregate annual dividend of MOP 1 and return of capital of an aggregate amount of MOP 1 on a wind up or liquidation, but will have no right to participate in the winding up or liquidation assets;
•	All of the class B shares of Melco Crown Gaming, representing 72% of all the outstanding capital stock of Melco Crown Gaming are to be owned by MPEL Investments, our wholly owned subsidiary. As the holder of class B shares, we will have the right to one vote per share, receive the remaining distributable profits of Melco Crown Gaming after payment of dividends on the class A shares, to return of capital after payment on the class A shares on a winding up or liquidation of Melco Crown Gaming, and to participate in the winding up and liquidation assets of Melco Crown Gaming;
•	The shares of Melco Crown (CM) Developments and Melco Crown (COD) Developments and the operating assets of Mocha would be transferred to Melco Crown Gaming;
•	MPEL (Greater China) and Mocha are to be liquidated or remain dormant; and
•	The provisions of the shareholders’ deed relating to the operation of our company are to apply to Melco Crown Gaming.
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
B. RELATED PARTY TRANSACTIONS
See Note 19 to the consolidated financial statements included elsewhere in this annual report on Form 20-F for information required by this item.
Employment Agreements
We have entered into employment agreements with key management and personnel of our company and our subsidiaries. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements”.

Equity Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2006 Share Incentive Plan”.
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
The debt facilities of our subsidiaries contain, or are expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”
B. SIGNIFICANT CHANGES
We have no significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9. THE OFFER AND LISTING
A. OFFERING AND LISTING DETAILS
Our ADSs, each representing three ordinary shares, have been listed on the Nasdaq since December 19, 2006. Our ADSs are traded under the symbol “MPEL”.
The following table provides the high and low trading prices for our ADSs on the Nasdaq for the periods indicated as follows:

	Sales Price
	High	Low

Monthly High and Low
March 2009 (through March 25, 2009)	3.68	2.52
February 2009	3.23	2.27
January 2009	4.65	2.76
December 2008	3.69	2.71
November 2008	4.75	2.51
October 2008	4.89	2.31
September 2008	6.73	3.77
Quarterly High and Low
First Quarter 2009 (up to March 25, 2009)	4.65	2.27
Forth Quarter 2008	4.89	2.31
Third Quarter 2008	9.63	3.77
Second Quarter 2008	14.76	9.00
First Quarter 2008	13.23	8.20
Fourth Quarter 2007	19.09	11.34
Third Quarter 2007	17.00	9.95
Second Quarter 2007	19.45	11.29
First Quarter 2007	22.34	14.12
Annual High and Low
2008	14.76	2.31
2007	22.34	9.95
2006	23.55	18.88
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
•	an individual who is a citizen or resident of the United States;
•	a corporation created or organized under the laws of the United States, any State thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If an entity taxable as a partnership holds the ADSs or ordinary shares, the tax treatment of such entity and each partner thereof generally will depend on the status and activities of the entity and the partner.
Tax Treatment of ADSs
If you hold ADSs, you generally should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution to you with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it generally will be treated first as a tax-free return, on a share-by-share basis, of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis in an ADS or ordinary share, the excess generally will be treated as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution from us generally will be treated as a dividend. Any dividend from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.

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
Passive Foreign Investment Company
Although the applicable rules are not clear, we believe that we were not in 2008, and we do not currently expect to be in 2009, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets and the amount and type of our income. Accordingly, there can be no assurance that we will not become a PFIC or that the Internal Revenue Service will agree with our conclusion regarding our PFIC status for 2008 or any taxable year thereafter. If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer adverse consequences as discussed below.
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
The tax consequences that would apply if we were a PFIC would be different from those described above if a “mark-to-market” election is available and you validly make such an election as of the beginning of your holding period of the ADSs or ordinary shares. If such election is validly made, (1) you generally will be required to take into account the difference, if any, between the fair market value of, and your tax basis in, the ADSs or ordinary shares at the end of each taxable year as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to your tax basis in the ADSs or ordinary shares and (2) any gain from a sale, exchange or other disposition of the ADSs or ordinary shares will be treated as ordinary income, and any loss will be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available only if the ADSs or ordinary shares, as the case may be, are considered “marketable stock”. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq constitutes a qualified exchange, and a non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations. Since the ordinary shares are not themselves listed on any securities exchange, the mark-to-market election may not be available for the ordinary shares even if the ADSs are traded on the Nasdaq.

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
If you hold the ADSs or ordinary shares in any year in which we are a PFIC, you may be required to file Internal Revenue Service Form 8621.
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
Nasdaq Marketplace Rule 4350(b) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries a reasonable period of time prior to the company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. In addition, we intend to post our annual report on our website www.melco-crown.com. Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to deliver annual reports to our shareholders prior to an annual general meeting.
I. SUBSIDIARY INFORMATION
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. We believe our and our subsidiaries’ primary exposure to market risk will be interest rate risk associated with our substantial indebtedness.

Interest Rate Risk
We have entered into interest rate swaps in connection with our drawdowns under the City of Dreams Project Facility in accordance with our lenders’ requirements under the City of Dreams Project Facility. We have incurred substantial indebtedness which will bear interest at floating rates based on LIBOR and HIBOR plus a margin of 2.75% per annum until substantial completion of the City of Dreams Project, at which time, the floating interest rate will be reduced to LIBOR or HIBOR plus a margin of 2.5% per annum. The City of Dreams Project Facility also provides for further reductions in the margin if the Borrowing Group satisfy certain prescribed leverage ratio tests upon completion of the City of Dreams Project. Accordingly, we are subject to fluctuations in HIBOR and LIBOR. The lenders under the City of Dreams Project Facility require us to hedge a minimum of 50% of our floating rate debt through interest rate swaps, caps or other derivatives transactions in accordance with our lenders’ requirements. We may also hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.
As of December 31, 2008, all of our borrowings are at floating rates. Based on December 31, 2008 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$6.8 million.
Foreign Exchange Risk
The Hong Kong dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The Hong Kong dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong dollar. Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, Hong Kong dollar and Pataca will not be broken or modified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and to Operating in Macau—Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our expenses and profitability.” In addition, Crown Macau and Mocha Clubs accept foreign exchange for their cage cash. We and our subsidiaries do not engage in hedging transactions with respect to foreign exchange risk.
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

Credit Risk
We have conducted, and expect to continue to conduct, our table gaming activities at our casinos on a limited credit basis as well as a cash basis. It is a common practice in Macau for gaming promoters to bear the responsibility for issuing and subsequently collecting credit. While we expect that most of our gaming credit play will be via gaming promoters, who will therefore bear this credit risk, we may also grant gaming credit directly to certain customers. We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are expected to be visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We currently conduct and plan to continue to conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We have established an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. In the event a customer has been extended credit and has lost back to us the amount borrowed and the receivable from that customer is still deemed uncollectible, Macau gaming tax will still be payable.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not Applicable.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable. See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Use of Proceeds
The proceeds relating to our registration statement on Form F-1 (File No. 333-139088), filed by us in connection with our initial public offering of ADSs and declared effective by the SEC on December 18, 2006, which, after deduction of fees and expenses, amounted to US$1.1 billion, and the additional US$160.6 million in net proceeds from the sale of additional ADSs pursuant to the underwriters’ exercise of the over-allotment option in January 2007, were primarily used to repay our Subconcession Facility dated September 4, 2006 amounting to US$500 million and to pay development costs of Crown Macau and City of Dreams, including approximately US$668 million for the acquisition of property and equipment for these projects, and working capital.

The proceeds relating to our registration statement on Form F-1 (File No. 333-146780), filed by us in connection with our second public offering of ADSs, which, after deduction of fees and expenses, amounted to US$570 million, were primarily used for development costs of City of Dreams and working capital, with the balance being maintained in interest bearing bank deposits as of the date of this annual report.
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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. In making this assessment, the Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control—Integrated Framework”.
Based on this assessment, management concluded that, as of December 31, 2008, the Company’s internal control over financial reporting is effective based on this framework.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that James MacKenzie qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on November 14, 2008. We have filed our current code of business conduct and ethics as an exhibit to this annual statement on Form 20-F, and posted the code of business conduct and ethics on our website at www.melco-crown.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	For the Years Ended December 31,
	2008	2007
	(In thousands of US$)
Audit fees (1)	$1,356	$1,480
Audit-related fees (2)	139	100
Tax fees (3)	24	34
All other fees (4)	—	300

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statement for the six months ended June 30, 2008 and 2007.

(3)	“Tax fees” include fees billed for tax consultations.

(4)	“All other fees” means the aggregate fees billed in respect of our second public offering in November 2007, which amounted to US$300,000.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For example, Nasdaq Marketplace Rule 4350(c) generally requires that a majority of an issuer’s board of directors must consist of independent directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors. In addition, Nasdaq Marketplace Rule 4350(b) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries a reasonable period of time prior to the company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. In addition, we intend to post our annual report on our website www.melco-crown.com. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to have a majority of independent directors serving on our board of directors and we are not required to deliver annual reports to our shareholders prior to an annual general meeting.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Melco Crown Entertainment Limited and its subsidiaries are included at the end of this annual report.
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

2.6
Deed of Variation and Amendment relating to the Registrant dated July 27, 2007 between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited, Crown Limited and the Registrant (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7
Amended and Restated Shareholders’ Deed Relating to the Registrant dated December 12, 2007 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 form our Form 20-F registration statement (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8
Form of Post-IPO Shareholders’ Agreement among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9
Form of Registration Rights Agreement among the Registrant, Melco and PBL (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.1
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2
Form of Directors’ Agreement of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4
English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

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

4.6	*	Amendment Agreement in Respect of Senior Facilities Agreement dated December 7, 2007 for Melco PBL Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent

4.7	*	Second Amendment Agreement in Respect of Senior Facilities Agreement dated September 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent

4.8	*	Third Amendment Agreement in Respect of Senior Facilities Agreement dated December 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent

4.9
Agreement dated May 9, 2006 between Dr. Stanley Ho and MPBL International, regarding sale and transfer of Mocha Slot Group Limited, together with Deed of Assignment dated May 9, 2006 between Dr. Ho, as assignor, and MPBL International, as assignee (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.10
English Translation of Sale and Purchase Agreement dated September 21, 2006 between Mocha and Melco PBL Gaming (now Melco Crown Gaming) (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11
Letter Agreement in relation to termination of the Mocha service arrangement dated March 15, 2006 among Mocha, SJM and Melco (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12
First Supplementary Agreement to Joint Venture dated February 8, 2005 Relating to transfer of 70% interests in Melco Crown (CM) Developments (its former names were MPBL Crown Macau Developments and Great Wonders) to MPBL (Greater China) (formerly known as Melco Entertainment Limited) among STDM, Melco and MPBL (Greater China) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

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

4.19
Construction Management Agreement dated August 22, 2007 for the Construction and Commissioning of City of Dreams, Macau for Melco Crown (COD) Developments Limited (formerly known as MPBL (COD) Developments) (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.20	*
Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited

4.21	*	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd.

4.22
Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.23	*
Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited

4.24
Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming (now Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25
Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.26
Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit
Number		Description of Document

4.27	*
Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited

4.28
Promissory Transfer of Shares Agreement dated May 17, 2006 with respect to the sale and transfer of Omar Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.29	*	Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to Melco PBL (Macau Peninsula) Limited from Double Margin, Angela Leong and Omar dated January 25, 2007

4.30	*	Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to Melco PBL (Macau Peninsula) Limited from Double Margin and Angela Leong dated July 17, 2007

4.31	*	Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to MPEL (Macau Peninsula) Limited from Double Margin and Angela Leong dated July 2, 2008

4.32
Shareholders’ Agreement relating to Melco PBL Gaming (now Melco Crown Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.33
Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.34
Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.35
Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-148849), filed with the SEC on January 25, 2008)

Exhibit
Number		Description of Document

4.36		2006 Share Incentive Plan (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.37
Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.38
Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.39
Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

8.1	*	List of Subsidiaries

11.1	*	Code of Business Conduct and Ethics, amended and approved as of November 14, 2008

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Walkers

*	Filed with this Annual Report on Form 20-F

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL
ENTERTAINMENT (MACAU) LIMITED)
Consolidated Financial Statements
For the years ended December 31, 2008, 2007 and 2006
Report of Independent Registered Public Accounting Firm

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 and 2006

Page

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2008 and 2007	F-4

Consolidated Statements of Operations for the years ended December 31, 2008, 2007 and 2006	F-5

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2008, 2007 and 2006	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006	F-7

Notes to Consolidated Financial Statements for the years ended December 31, 2008, 2007 and 2006	F-9

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006	F-42

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited (formerly known as Melco PBL Entertainment (Macau) Limited):
We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statements included in Schedule 1 as of and for the year ended December 31, 2008 of the Company and our report dated March 31, 2009 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited (formerly known as Melco PBL Entertainment (Macau) Limited):
We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2008, 2007 and 2006 and the related financial statements included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for the years ended December 31, 2008, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such related financial statements included in Schedule 1, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 31, 2009

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2008	2007
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$815,144	$835,419
Restricted cash	67,977	298,983
Accounts receivable, net (Note 3)	72,755	49,390
Amounts due from affiliated companies (Note 19(a))	650	—
Inventories	2,170	1,484
Prepaid expenses and other current assets	17,556	15,715

Total current assets	976,252	1,200,991

PROPERTY AND EQUIPMENT, NET (Note 4)	2,107,722	980,241

GAMING SUBCONCESSION, NET (Note 5)	771,216	828,453

INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220

GOODWILL (Note 6)	81,915	81,915

LONG-TERM PREPAYMENT AND DEPOSITS	60,894	15,832

DEFERRED TAX ASSETS (Note 14)	28	—

DEFERRED FINANCING COST	49,336	48,295

DEPOSIT FOR ACQUISITION OF LAND INTEREST (Note 7)	12,853	12,853

LAND USE RIGHTS, NET (Note 8, 18(a))	433,853	447,468

TOTAL	$4,498,289	$3,620,268

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$2,494	$5,736
Accrued expenses and other current liabilities (Note 9)	442,671	468,236
Income tax payable	1,954	1,560
Amounts due to affiliated companies (Note 19(b))	1,985	6,602
Amounts due to shareholders (Note 19(c))	1,032	1,551

Total current liabilities	450,136	483,685

LONG-TERM DEBT (Note 10)	1,412,516	500,209

OTHER LONG-TERM LIABILITIES (Note 11)	38,304	11,074

DEFERRED TAX LIABILITIES (Note 14)	19,191	21,286

LOANS FROM SHAREHOLDERS (Note 19(c))	115,647	114,616

LAND USE RIGHT PAYABLE (Note 18(a))	53,891	60,857

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share (Authorized — 1,500,000,000 shares and issued — 1,321,550,399 and 1,320,938,902 shares as of December 31, 2008 and 2007 (Note 13))	13,216	13,209
Treasury shares, at US$0.01 par value per share (385,180 and nil shares as of December 31, 2008 and 2007 (Note 13))	(4)	—
Additional paid-in capital	2,689,257	2,682,125
Accumulated other comprehensive losses	(35,685)	(11,076)
Accumulated losses	(258,180)	(255,717)

Total shareholders’ equity	2,408,604	2,428,541

TOTAL	$4,498,289	$3,620,268

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2008	2007	2006
OPERATING REVENUES
Casino
- Affiliated customer (Note 19(a))	$—	$—	$16,276
- External customers	1,405,932	348,725	19,108

Sub-total	1,405,932	348,725	35,384
Rooms	17,084	5,670	—
Food and beverage	16,107	11,121	1,523
Entertainment, retail and others	5,396	1,964	—

Gross revenues	1,444,519	367,480	36,907
Less: promotional allowances	(28,385)	(8,984)	(806)

Net revenues	1,416,134	358,496	36,101

OPERATING COSTS AND EXPENSES
Casino	(1,146,893)	(291,045)	(18,777)
Rooms	(1,342)	(2,222)	—
Food and beverage	(12,745)	(10,541)	(530)
Entertainment, retail and others	(1,240)	(504)	—
General and administrative	(104,034)	(96,037)	(18,616)
Pre-opening costs	(21,821)	(40,032)	(11,679)
Amortization of gaming subconcession	(57,237)	(57,190)	(14,309)
Amortization of land use rights	(18,269)	(17,276)	(12,358)
Depreciation and amortization	(51,379)	(39,466)	(9,845)
Impairment loss recognized on slot lounge services agreement (Note 6)	—	—	(7,640)

Total operating costs and expenses	(1,414,960)	(554,313)	(93,754)

OPERATING INCOME (LOSS)	1,174	(195,817)	(57,653)

NON-OPERATING (EXPENSES) INCOME
Interest income	8,215	18,640	816
Interest expenses, net of capitalized interest	—	(770)	(11,184)
Write off of deferred financing costs	—	—	(12,698)
Amortization of deferred financing costs	(765)	(1,005)	—
Loan commitment fees	(14,965)	(4,760)	—
Foreign exchange gain, net	1,436	3,832	55
Other income, net	972	275	285

Total non-operating (expenses) income	(5,107)	16,212	(22,726)

LOSS BEFORE INCOME TAX	(3,933)	(179,605)	(80,379)
INCOME TAX CREDIT (Note 14)	1,470	1,454	1,885

LOSS BEFORE MINORITY INTERESTS	(2,463)	(178,151)	(78,494)
MINORITY INTERESTS	—	—	5,015

NET LOSS	$(2,463)	$(178,151)	$(73,479)

LOSS PER SHARE:
Basic and diluted	$(0.002)	$(0.145)	$(0.116)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and diluted	1,320,946,942	1,224,880,031	633,228,439

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

						Accumulated
					Additional	Other		Total
	Common Shares		Treasury Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Losses	Equity	Loss

BALANCE AT JANUARY 1, 2006	500,000,000	$5,000	—	$—	$237,779	$—	$(4,087)	$238,692
Net loss for the year	—	—	—	—	—	—	(73,479)	(73,479)	$(73,479)
Foreign currency translation adjustment	—	—	—	—	—	740	—	740	740
Share-based compensation (Note 15)	—	—	—	—	278	—	—	278
Shares issued upon initial public offering, net of offering expenses (Note 13)	180,931,146	1,809	—	—	1,065,665	—	—	1,067,474
Shares issued during the year (Note 13)	500,000,000	5,000	—	—	315,000	—	—	320,000
Capital contributions from shareholders (Note 19 (c))	—	—	—	—	150,000	—	—	150,000
Contribution from Melco	—	—	—	—	109,170	—	—	109,170
Contribution of Melco Crown Gaming from PBL	—	—	—	—	77,491	—	—	77,491

BALANCE AT DECEMBER 31, 2006	1,180,931,146	11,809	—	—	1,955,383	740	(77,566)	1,890,366	$(72,739)

Net loss for the year	—	—	—	—	—	—	(178,151)	(178,151)	$(178,151)
Foreign currency translation adjustment	—	—	—	—	—	(1,685)	—	(1,685)	(1,685)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(10,131)	—	(10,131)	(10,131)
Share-based compensation (Note 15)	—	—	—	—	5,346	—	—	5,346
Shares issued, net of offering expenses (Note 13)	139,612,500	1,396	—	—	721,400	—	—	722,796
Shares issued upon restricted shares vested (Note 13)	395,256	4	—	—	(4)	—	—	—

BALANCE AT DECEMBER 31, 2007	1,320,938,902	13,209	—	—	2,682,125	(11,076)	(255,717)	2,428,541	$(189,967)

Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation (Note 15)	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested (Note 13)	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercises of share options (Note 13)	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	$13,216	(385,180)	$(4)	$2,689,257	$(35,685)	$(258,180)	$2,408,604	$(27,072)

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,463)	$(178,151)	$(73,479)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	126,885	113,932	36,512
Amortization of deferred financing costs	765	1,005	—
Impairment loss recognized on slot lounge services agreement	—	—	7,640
Impairment loss recognized on property and equipment	17	421	1,116
(Gain) loss on disposal of property and equipment	(328)	585	24
Allowance for doubtful debts	5,378	2,733	—
Share-based compensation	6,855	5,256	278
Minority interests	—	—	(5,015)
Changes in operating assets and liabilities:
Accounts receivable	(28,743)	(51,711)	(377)
Amounts due from affiliated companies	89	151	1,276
Inventories	(686)	(1,288)	(109)
Prepaid expenses and other current assets	(1,503)	(13,924)	10,330
Long-term prepayment and deposits	1,219	(7,899)	(1,638)
Deferred tax assets	(28)	—	—
Accounts payable	(3,670)	3,172	2,360
Accrued expenses and other current liabilities	(110,567)	273,166	3,015
Income tax payable	394	1,301	(356)
Amounts due to affiliated companies	(3,461)	428	—
Other long-term liabilities	784	950	—
Deferred tax liabilities	(2,095)	(2,755)	(1,814)

Net cash (used in) provided by operating activities	(11,158)	147,372	(20,237)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(1,053,992)	(668,281)	(22,743)
Deposits for acquisition of property and equipment	(34,699)	(5,356)	(3,555)
Payment for long-term prepayment	(16,127)	—	—
Restricted cash	231,006	(298,983)	—
Payment for land use rights	(42,090)	—	(12,371)
Proceeds from sale of property and equipment	2,300	—	24

Net cash used in investing activities	(913,602)	(972,620)	(38,645)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(7,641)	(49,735)	—
Loans from shareholders	(181)	(96,583)	75,544
Amounts due to affiliated companies	—	—	(45,643)
Payment of principal of capital leases	—	(16)	(5)
Issue of share capital	—	722,796	1,067,474
Cash from contribution of Melco Crown Gaming from PBL	—	—	25,739
Proceeds from long-term debt	912,307	500,209	—
Repayment of bank loan	—	—	(500,000)

Net cash provided by financing activities	904,485	1,076,671	623,109

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(20,275)	251,423	564,227

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	835,419	583,996	19,769

CASH AND CASH EQUIVALENTS AT END OF YEAR	$815,144	$835,419	$583,996

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
CONSOLIDATED STATEMENTS OF CASH FLOWS — Continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2008	2007	2006
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(181)	$(596)	$(10,328)
Cash paid for tax	$—	$—	$(285)

NON-CASH INVESTING ACTIVITIES
Construction costs funded through accrued expenses and other current liabilities	$246,998	$132,356	$61,383
Construction costs funded through loans from shareholders	$—	$—	$127,287
Inception of capital leases on property and equipment	$—	$—	$10
Land use right cost funded through land use right payable, accrued expenses and other current liabilities and loans from shareholders	$—	$41,680	$63,411
Costs of property and equipment funded through amounts due from (to) affiliated companies	$1,562	$1,598	$5,616
Disposal of property and equipment through amount due from an affiliated company	$(2,788)	$—	$—
Acquisition of additional 20% share of Mocha Slot Group funded through loans from shareholders	$—	$—	$32,051
Acquisition of shareholder loan advanced by Dr. Stanley Ho funded through loans from shareholders	$—	$—	$5,859
Deposit for acquisition of land interest funded through loans from shareholders	$—	$—	$12,853
Contribution of Melco Crown Gaming from PBL	$—	$—	$77,491
Contribution of interest in MPEL (Greater China)	$—	$—	$109,170
Deferred financing costs funded through accounts payable and accrued expenses and other current liabilities	$1,427	$575	$—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)
1.	COMPANY INFORMATION
Melco Crown Entertainment Limited (formerly known as Melco PBL Entertainment (Macau) Limited (“the Company” together with its subsidiaries, “MPEL”) was incorporated in Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in December 2006 listing its American depository shares (“ADS”) on The NASDAQ Stock Market LLC, or the Nasdaq, under the symbol of “MPEL”. The Company changed its name from Melco PBL Entertainment (Macau) Limited to Melco Crown Entertainment Limited pursuant to shareholders’ resolutions passed on May 27, 2008.
MPEL is a developer, owner and, through its subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”) (formerly known as Melco PBL Gaming (Macau) Limited), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market.
MPEL currently owns and operates Crown Macau, a casino and hotel resort which opened in May 2007, Mocha Clubs, non-casino-based operations of electronic gaming machines which first opened in September 2003, Taipa Square Casino which opened in June 2008, and is constructing its flagship City of Dreams integrated urban entertainment resort development expected to open in June 2009.
Melco Crown Gaming holds the gaming subconcession through which the Macau government provides the right to operate casinos in Macau. The other principal operating subsidiaries are Melco Crown (CM) Hotel Limited (“Melco Crown (CM) Hotel”) (formerly known as Melco PBL Hotel (Crown Macau) Limited) through which the hotel operates at Crown Macau; Melco Crown (CM) Developments Limited (“Melco Crown (CM) Developments”) (formerly known as Melco PBL (Crown Macau) Developments Limited), which holds the land and buildings for Crown Macau; Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”) (formerly known as Melco PBL (COD) Developments Limited), which holds the City of Dreams project and MPEL (Macau Peninsula) Limited (“MPEL Macau Peninsula”) (formerly known as Melco PBL (Macau Peninsula) Limited), which is in the process of obtaining a third piece of land in Macau for further development. Mocha Clubs previously operated under Mocha Slot Group Limited. As a result of a series of restructuring that occurred in October 2006, Mocha Slot Group Limited and its subsidiaries (“Mocha Slot Group”) which operated Mocha Clubs, transferred its net assets and businesses to Melco Crown Gaming, thereafter Mocha Slot Group became inactive and Mocha Clubs commenced operating directly under Melco Crown Gaming.
As of December 31, 2008, and 2007 the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Limited (“Crown”), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited (“PBL”) on December 12, 2007. PBL, an Australian-listed corporation, is now known as Consolidated Media Holdings Limited.
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
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgements are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
(c)	Fair Value Measurements
Fair values are measured in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”) which has been adopted by the Company on January 1, 2008, subject to the deferral provisions. SFAS No. 157 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date.
The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, amounts due from (to) affiliated companies, accounts payable, accrued expenses and other current liabilities, amounts due to shareholders, loans from shareholders, land use right payable, interest rate swap agreements and debt instruments approximate their fair values.
(d)	Cash and Cash Equivalents
Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.
Cash equivalents are placed with financial institutions with high-credit ratings and quality.
(e)	Restricted Cash
Restricted cash consist of proceeds from the drawdown of the Company’s senior secured credit facility (“City of Dreams Project Facility”) which pursuant to the agreement of this facility entered into in September 2007 as disclosed in Note 10 to the consolidated financial statements, were deposited into restricted accounts and pledged to a disbursement agent for the credit facility lenders. This restricted cash amount will be used as required for the City of Dreams project costs under disbursement terms specified in the credit facility. The disbursement account is subject to a security interest in favor of the lenders under the credit facility. As of December 31, 2008 and 2007, the restricted cash balance was $67,977 and $298,983, respectively.
(f)	Accounts Receivable and Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. As of December 31, 2008 and 2007, a substantial portion of the Company’s markers were due from customers residing in foreign countries.
Accounts receivable, including casino receivables, is typically non-interest bearing and is initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.
(g)	Inventories
Inventories consist of retail merchandise food and beverage items which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out or specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
(h)	Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and impairment losses. Gains or losses on dispositions of property and equipment are included in operating income (loss). Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Buildings	25 years or over the term of the land use right agreement, whichever is shorter
Furniture, fixtures and equipment	3 to 7 years
Plant and gaming machinery	3 to 5 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Motor vehicles	5 years
Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized.
(i)	Capitalization of Interest and Amortization of Deferred Financing Costs
Interest and amortization of deferred financing costs incurred on funds used to construct the Company’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest includes interest paid or payable on loans from shareholders, City of Dreams Project Facility and interest rate swap agreements. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Company’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Interest of $49,629, $13,720 and $2,286 and amortization of deferred financing costs of $7,262, $1,011 and nil was capitalized for the years ended December 31, 2008, 2007 and 2006, respectively.
(j)	Gaming Subconcession, Net
The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Gaming, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.
(k)	Goodwill and Intangible Assets, Net
Goodwill represents the excess of acquisition costs over the fair value of tangible and identifiable intangible net assets of any business acquired. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”), goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests in certain circumstances that indicate the carrying value of the goodwill may not be recoverable, and written down when impaired.
Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
(l)	Impairment of Long-Lived Assets (Other Than Goodwill)
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2008 and 2007, impairment losses amounting to $17 and $421 were recognized to write off gaming equipment due to the reconfiguration of the casino at Crown Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2006, impairment losses amounting to $7,640, as disclosed in Note 6 to the consolidated financial statements, and $1,116 were recognized due to the termination of Mocha Clubs slot lounge services agreement and relocation of a Mocha Clubs site.
(m)	Deferred Financing Costs
Direct and incremental costs incurred in obtaining loans are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $8,027 and $2,016 were amortized during the years ended December 31, 2008 and 2007, of which a portion was capitalized as mentioned in Note 2(i) to the consolidated financial statements. During the year ended December 31, 2006, deferred financing cost of $12,698 was written off.
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
Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.
Prior to termination of the service agreement with Sociedade de Jogos de Macau, S.A. (“SJM”) in September 2006, casino revenues were recognized on an accrual basis in accordance with the contractual terms of the respective service agreement. Such revenue was calculated based on a pre-determined rate, as stipulated in the respective service agreement, of the gaming revenue from the gaming machines, which is the difference between gaming wins and losses less the accruals for the anticipated payouts of progressive slot jackpots.
The Company follows the guidance of Emerging Issues Task Force (“EITF”) consensus on Issue 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” when accounting for operations of Taipa Square Casino. Given the Company operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
(o)	Revenue Recognition and Promotional Allowances — Continued
Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided. Advance deposits on rooms are recorded as customer deposits until services are provided to the customer.
Revenues are recognized net of certain sales incentives in accordance with EITF 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). EITF 01-9 requires that sales incentives be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.
The retail value of rooms, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2008, 2007 and 2006, is primarily included in casino expenses as follows:

	Year Ended December 31,
	2008	2007	2006

Rooms	$4,240	$903	$—
Food and beverage	9,955	7,029	596

	$14,195	$7,932	$596

(p)	Point-Loyalty Programs
The Company operates various loyalty programs across its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Company accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points results in a reduction of the accruals.
(q)	Pre-Opening Costs
Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Company incurred pre-opening costs in connection with Crown Macau prior to its opening in May 2007 and continues to incur such costs related to the City of Dreams project.
(r)	Advertising Expenses
The Company expenses all advertising costs as incurred. Advertising costs incurred during development period are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $5,283, $26,854 and $1,582 for the years ended December 31, 2008, 2007 and 2006, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
(s)	Foreign Currency Transactions and Translations
All transactions in currencies other than functional currencies of the Company during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.
The functional currencies of the Company and its major subsidiaries were U.S. dollars and, Hong Kong dollars or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive loss.
(t)	Share-Based Compensation Expenses
The Company issued restricted shares and share options under its share incentive plan during the years ended December 31, 2008, 2007 and 2006. Share-based compensation expenses on restricted shares and share options granted are measured using SFAS No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”).
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
Further information on the Company’s share-based compensation arrangements is included in Note 15 to the consolidated financial statements.
(u)	Income Tax
The Company is subject to income taxes in Hong Kong, Macau and the United States of America.
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There was no material impact resulting from the adoption of FIN 48 on the Company’s consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
(v)	Loss Per Share
Basic loss per share is calculated by dividing the net loss available to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the year.
Diluted loss per share is calculated by dividing the net loss available to ordinary shareholders by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding stock-based awards.
The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted loss per share consisted of the following:

	Year Ended December 31,
	2008	2007	2006

Weighted-average number of ordinary shares outstanding used in the calculation of basic and diluted loss per share	1,320,946,942	1,224,880,031	633,228,439

The Company had securities which would potentially dilute basic loss per share in the future, but which were excluded from the computation of diluted loss per share in the years presented, as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options of 3,897,756, 2,380,112 and 62,628 for the years ended December 31, 2008, 2007 and 2006, respectively.
(w)	Accounting for Derivative Instruments and Hedging Activities
The Company uses derivative financial instruments such as interest rate swap agreements to hedge its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility. The Company accounts for derivative financial instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), and all amendments thereto. SFAS No. 133 requires that all derivative instruments be recognized in the financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the statements of operations or in other comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements obtained from dealer quotes are based on a standard valuation model that projects future cash flows and discounts those future cash flows using market-based observable inputs such as interest rate yields.
Further information on the Company’s outstanding financial instrument arrangements as of December 31, 2008 is included in Note 11 to the consolidated financial statements.
(x)	Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and changes in the fair value of interest rate swap agreements. As of December 31, 2008 and 2007, the Company’s accumulated other comprehensive income (loss) consisted of the following:

	December 31,
	2008	2007

Foreign currency translation adjustments	$(945)	$(945)
Changes in the fair value of interest rate swap agreements	(34,740)	(10,131)

	$(35,685)	$(11,076)

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
(y)	Reclassifications
The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current year presentation.
(z)	Recent Changes in Accounting Standards
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements under other accounting pronouncements that require or permit fair value measurements. Accordingly, this statement does not require any new fair value measurements in any new circumstances. SFAS No. 157 is effective for financial statements, and interim periods within those fiscal years, beginning after November 15, 2007. In February 2008, the FASB issued FASB Staff Position (“FSP”) SFAS No. 157-2, “Effective Date of FASB Statement No. 157”, which defers the effective date of SFAS No. 157 for all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The Company adopted the provisions of SFAS No. 157 for financial assets, financial liabilities and nonfinancial assets and liabilities recognized or disclosed at fair value in the financial statements. The adoption did not have a material impact on the Company’s financial position, results of operations and cash flows.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of SFAS No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to elect, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses related to these items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 on January 1, 2008, did not have a material impact on the Company’s financial position, results of operations and cash flows as the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008.
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R requires an acquirer to recognize any assets and noncontrolling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS No. 141’s allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair values. This statement applies prospectively to business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of SFAS No. 141R is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidation Financial Statements an Amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”). This statement amends ARB 51 and establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It requires noncontrolling interest (minority interest) to be recognized as equity in the consolidated financial statements and separate from the parent’s equity and the amount of net income (loss) attributable to the noncontrolling interest to be included in consolidated net income (loss) on the face of the consolidated statement of operations. SFAS No. 160 clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize a gain or loss in net income (loss) when a subsidiary is deconsolidated and also requires expanded disclosures regarding the interests of the parent and the interests of the noncontrolling owners.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued
(z)	Recent Changes in Accounting Standards — Continued
SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.
In March 2008, the FASB issued SFAS No. 161, “Disclosure about Derivative Instruments and Hedging Activities, an Amendment of SFAS No. 133” (“SFAS No. 161”). SFAS No. 161 enhances the required disclosures under SFAS No. 133 in order to provide the investing community additional transparency in an entity’s financial statements and to more adequately disclose the impact of investments in derivative instruments and use of hedging on an entity’s financial position, results of operations, and cash flows. SFAS No. 161 is effective for annual and interim periods beginning after November 15, 2008, with early application allowed. The adoption of SFAS No. 161 is not expected to have a material impact on the Company’s financial position, results of operations and cash flows and disclosures.
In April 2008, FASB issued FSP SFAS No. 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP SFAS No. 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141R. FSP SFAS No. 142-3 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. Since this guidance will be applied prospectively, on adoption, there will be no impact to the Company’s current financial position, results of operations and cash flows.
In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and a prioritized framework for selecting the principles to be used for preparation of the financial statements of nongovernmental entities that are presented in conformity with US GAAP. SFAS No. 162 replaces the US GAAP hierarchy specified in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. SFAS No. 162 was effective on November 15, 2008. The adoption of SFAS No. 162 did not have a material impact on Company’s financial position, results of operations and cash flows.
In October 2008, the FASB issued FSP SFAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS No. 157-3”). FSP SFAS No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides guidance on the key considerations in determining the fair values of financial instruments when the market for these instruments is not active. The clarifying guidance provided in FSP SFAS No. 157-3 did not result in a change to Company’s financial position, results of operations and cash flows.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
3.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2008	2007

Components of accounts receivable, net are as follows:
Casino	$78,649	$50,710
Hotel	1,647	1,157
Other	572	258

Sub-total	$80,868	$52,125
Less: allowance for doubtful debts	(8,113)	(2,735)

	$72,755	$49,390

During the years ended December 31, 2008 and 2007, the Company has provided allowance for doubtful debts of $5,378 and $2,733, respectively.
4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2008	2007

Cost
Buildings	$312,007	$300,437
Furniture, fixtures and equipment	77,289	62,165
Plant and gaming machinery	69,104	67,731
Leasehold improvements	36,770	22,903
Motor vehicles	1,502	1,400

Sub-total	$496,672	$454,636
Less: accumulated depreciation	(107,847)	(52,638)

Sub-total	$388,825	$401,998
Construction in progress	1,718,897	578,243

Property and equipment, net	$2,107,722	$980,241

As of December 31, 2008 and 2007, construction in progress included interest on loans from shareholders, City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized, amounted to $114,700 and $32,515, respectively, mainly for the City of Dreams project. Other direct incidental costs represented insurance, salaries and wages and certain other professional charges incurred directly in relation to the City of Dreams project.
5.	GAMING SUBCONCESSION, NET

	December 31,
	2008	2007

Deemed cost	$900,000	$900,000
Less: accumulated amortization	(128,784)	(71,547)

Gaming subconcession, net	$771,216	$828,453

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
5.	GAMING SUBCONCESSION, NET — Continued
The deemed cost was determined based on the estimated fair value of the gaming subconcession. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Company expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2009 through 2021, and approximately $27,135 in 2022.
6.	GOODWILL AND INTANGIBLE ASSETS, NET
Goodwill and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. The Company has performed annual tests for impairment of goodwill and trademarks in accordance with SFAS No. 142 and concluded that there was no impairment.
The Company recognized an impairment loss of $7,640 during the year ended December 31, 2006 as a result of termination of the Mocha Clubs slot lounge agreement with SJM in contemplation of the grant of a gaming subconcession to Melco Crown Gaming. The slot lounge agreement, which previously had a carrying amount of $8,879 with an estimated useful life of 10 years, was written down to $1,239 with reference to a valuation performed by an independent third party and amortized and charged to the consolidated statements of operations until the termination date of the slot lounge services agreement.
7.	DEPOSIT FOR ACQUISITION OF LAND INTEREST
On May 17, 2006, MPEL Macau Peninsula entered into an agreement to purchase the entire issued share capital of Sociedade de Fomento Predial Omar, Limitada (“Omar”), a company which holds the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and an amount of $12,853 was paid as down payment upon signing of the sale and purchase agreement, which was financed from Melco and PBL, equally, and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition, which is subject to conditions that are not under the control of the Company. The agreement completion deadline was first extended in January 2007 and again in July 2007 and July 2008 when the Company negotiated an extension of the completion deadline for the conditional agreement to the end of July 2009. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with any of the extensions.
8.	LAND USE RIGHTS, NET
Land use rights consisted of the following:

	December 31,
	2008	2007

Crown Macau	$141,543	$141,543
City of Dreams	343,903	339,249

	485,446	480,792
Less: accumulated amortization	(51,593)	(33,324)

Land use rights, net	$433,853	$447,468

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry date of the leases of the land use rights of the Crown Macau and City of Dreams projects were March 2031 and August 2033, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2008	2007

Construction costs payable	$246,998	$132,356
Customer deposits	9,808	12,926
Outstanding gaming chips and tokens	54,758	166,691
Other gaming related accruals	32,699	44,105
Gaming tax accruals	42,038	34,434
Rental payable	226	1,936
Land use right payable	13,763	44,234
Operating expense accruals	42,381	31,554

	$442,671	$468,236

10.	LONG-TERM DEBT
In February 2006, Melco Crown (CM) Developments, entered into a two-tranche $164,524 term loan facility (“Crown Macau Project Facility”) with certain lenders to finance the construction of Crown Macau. A subsidiary of the Company, MPEL (Greater China) Limited (“MPEL (Greater China)”) (formerly known as MPBL Entertainment (Greater China) Limited) guaranteed all the obligations of Melco Crown (CM) Developments arising under the Crown Macau Project Facility, and such guarantee was subsequently replaced by the Company’s guarantee. The Crown Macau Project Facility was not drawn down and on July 5, 2007, Melco Crown (CM) Developments cancelled the Crown Macau Project Facility and all securities pledged with respect to such facility have been released.
In September 2006, Melco Crown Gaming entered into a $500,000 term loan facility (“Subconcession Facility”) with certain lenders to pay a portion of the purchase price due to Wynn Macau upon the approval of Macau government for the issuance of a gaming subconcession to Melco Crown Gaming. The Subconcession Facility was drawn and used to settle $500,000 of the gaming subconcession in September 2006 upon the issuance of the gaming subconcession to Melco Crown Gaming. The $500,000 Subconcession Facility was repaid from part of the net proceeds of the Company’s initial public offering in December 2006.
Melco Crown Gaming, along with Melco and PBL, also entered into a commitment letter with those same banks as arrangers for a $1,600,000 facility (“COD Project Facility”) to finance the development costs of the City of Dreams project and, if not already refinanced by the time of the first drawing under the COD Project Facility, to refinance any amounts still outstanding under the Subconcession Facility. The granting of the COD Project Facility was subject to conditions set forth in the commitment letter and the finalization of the negotiation of certain material terms and would be terminated if facility documents were not executed by June 30, 2007.
On September 5, 2007, Melco Crown Gaming (“Borrower”) entered into a senior secured credit facility (“City of Dreams Project Facility”) with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consists of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility matures on September 5, 2014 and is subject to quarterly amortization payments commencing on September 5, 2010. The Revolving Credit Facility matures on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility and has no interim amortization. Drawdowns on the Term Loan Facility are, subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants, available until January 5, 2010. The Revolving Credit Facility will be made available on a fully revolving basis from the date upon which the Term Loan Facility has been fully drawn, to the date that is one month prior to the Revolving Credit Facility’s final maturity date.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
10.	LONG-TERM DEBT — Continued
The indebtedness under the City of Dreams Project Facility is guaranteed by certain subsidiaries of the Company (together with the Borrower collectively referred to as the “Borrowing Group”). Security for the City of Dreams Project Facility includes a first-priority mortgage over the land granted by Macau government in August 2008 where the City of Dreams project is located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group; equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.
The City of Dreams Project Facility agreement contains certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness, (including guarantees), making certain investment, paying dividends and other restricted payments, creating any subsidiaries and selling assets. The City of Dreams Project Facility also requires the Borrowing Group to comply with certain financial covenants, including, but not limited to, consolidated leverage ratio, consolidated interest cover ratio and consolidated cash cover ratio.
In addition, there are provisions that limit or prohibit certain payment of dividends and other distribution by the Borrowing Group to the Company. At December 31, 2008 and 2007, the net assets of the Borrowing Group of approximately $1,832,000 and $1,864,000 were restricted from being distributed under the terms of the City of Dreams Project Facility, respectively.
Melco Crown Gaming is also required to undertake a program to hedge 50% of the outstanding indebtedness on the City of Dreams Project Facility, which is achieved through interest rate swap agreements to limit the impact of increases in interest rates on its floating rate debt derived from the City of Dreams Project Facility. Details of the hedging agreements are included in Note 11 to the consolidated financial statements.
Borrowings under the City of Dreams Project Facility bear interest at the London Interbank Offered Rate (“LIBOR”) or HIBOR plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provides for further reductions in the margin if the Borrowing Group satisfy certain prescribed leverage ratio tests upon completion of the City of Dreams project. Melco Crown Gaming is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. During the year ended December 31, 2008 and 2007, the Company incurred loan commitment fees of $14,965 and $4,760, respectively.
In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and PBL each provided an undertaking to an agent under the City of Dreams Project Facility, to contribute additional equity up to an aggregate of $250,000 (divided equally between Melco and PBL) to Melco Crown Gaming to pay any costs (i) associated with construction of the City of Dreams project and (ii) for which the agent has determined there is no other available funding. When Crown acquired the gaming businesses and investments of PBL during the year ended December 31, 2007, it also acquired this obligation as described in Note 1 to the consolidated financial statements. In support of such contingent equity commitment, each of Melco and Crown has agreed to maintain a direct or standby letter of credit in favor of the security agent for the City of Dreams Project Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to Melco Crown Gaming. These letters of credit are required to be maintained until the final completion date of the City of Dreams project has occurred and certain debt service reserve accounts have been funded.
Melco Crown Gaming drew down $176,384 and HK$5,725,483,618 (equivalent to $735,923) totaling $912,307 during the year ended December 31, 2008 and $103,114 and HK$3,089,397,811 (equivalent to $397,095) totaling $500,209 during the year ended December 31, 2007 on the Term Loan Facility, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
10.	LONG-TERM DEBT — Continued
As of December 31, 2008 and 2007, all the amounts remain outstanding. Management believes the Company is in compliance with all such covenants as of December 31, 2008 and 2007.
Total interest incurred on long-term debt for the years ended December 31, 2008 and 2007 were $40,178 and $9,695, respectively, of which $40,178 and $9,552, were capitalized as discussed in Note 2(i) to the consolidated financial statements.
As of December 31, 2008 and 2007, the Company’s borrowing rates were approximately 5.58% and 6.80%, respectively.
Maturities of the Company’s long-term debt as of December 31, 2008 are as follows:

Year
2009	$—
2010	84,751
2011	282,503
2012	324,879
2013	381,379
Over 2013	339,004

$1,412,516

11.	OTHER LONG-TERM LIABILITIES

	December 31,
	2008	2007

Interest rate swap liabilities	$34,733	$10,124
Deferred rent liabilities	3,371	950
Other deposits	200	—

	$38,304	$11,074

In connection with the signing of the City of Dreams Project Facility in September 2007 as disclosed in Note 10 to the consolidated financial statements, Melco Crown Gaming entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. In addition to the eight interest rate swap agreements entered in 2007 that expire in 2010, Melco Crown Gaming entered into six interest rate swap agreements in 2008 that expire in 2011. Under the interest rate swap agreements, Melco Crown Gaming pays a fixed interest rate ranging from 2.50% to 4.74% of the notional amount, and receives variable interest which is based on the applicable HIBOR for each on the payment date. As of December 31, 2008 and 2007, the notional amounts of the outstanding interest rate swap agreements amounted to $714,235 and $349,862 respectively.
These interest rate swap agreements were and are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on consolidated statements of operations from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments were recorded as assets or liabilities on the Company’s consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive income (loss).
As of December 31, 2008 and 2007, the fair values of interest rate swap agreements of $34,733 and $10,124 are recorded as interest rate swap liabilities, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
12.	FAIR VALUE MEASUREMENTS
The Company adopted SFAS No. 157 on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 also discusses valuation techniques, such as market, income and/or cost approaches and specifies a three-level hierarchy of valuation inputs that prioritizes the inputs to valuation techniques used to measure fair value.
Level 1:	Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs that reflect the reporting entity’s own assumptions.
The Company’s financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The following fair value hierarchy table present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Quoted Prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008

Other long-term liabilities
Interest rate swap liabilities	$—	$34,733	$—	$34,733

The Company has fourteen interest rate swap agreements with an aggregate fair value of $34,733 and recorded as interest rate swap liabilities in the consolidated balance sheets. The fair values of the interest rate swap agreements obtained from dealer quotes are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in valuation model, the interest rate swap arrangements are considered a level 2 item in the fair value hierarchy.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
13.	CAPITAL STRUCTURE
On September 28, 2006, the Company issued 500,000,000 ordinary shares at par value of US$0.01 per share for a total consideration of $320,000. In December 2006, the Company offered 60,250,000 ADSs, representing 180,750,000 ordinary shares, to the public and listed the ADSs on the Nasdaq. In addition, the Company issued 60,382 ADSs, representing 181,146 ordinary shares, to Melco shareholders as an assured entitlements distribution.
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
In connection with the Company’s restricted shares granted as disclosed in Note 15 to the consolidated financial statements, 226,317 and 395,256 ordinary shares were vested and issued during the years ended December 31, 2008 and 2007, respectively.
In connection with the Company’s share options granted as disclosed in Note 15 to the consolidated financial statements, the Company issued 385,180 ordinary shares to its depository bank for issuance to employees upon their future exercise of vested share options during the year ended December 31, 2008. As of December 31, 2008, none of these ordinary shares have been issued to employees and continue to be held by the Company for future issuance.
As of December 31, 2008 and 2007, the Company had 1,321,165,219 and 1,320,938,902 ordinary shares issued and outstanding, respectively.
14.	INCOME TAX CREDIT
The Company, MPEL International Limited (“MPEL International”) (formerly known as Melco PBL International Limited), MPEL (Greater China), MPEL Holdings Limited (formerly known as Melco PBL Holdings Limited), MPEL Investments Limited (formerly known as Melco PBL Investments Limited), MPEL Nominee One Limited (formerly known as Melco PBL Nominee One Limited), MPEL Nominee Two Limited (formerly known as Melco PBL Nominee Two Limited) and MPEL Nominee Three Limited (formerly known as Melco PBL Nominee Three Limited) are exempt from tax in the Cayman Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. MPEL Services Limited (formerly known as Melco PBL Services Limited) is subject to Hong Kong Profits Tax, where it is incorporated and is subject to Macau Complementary Tax on its activities conducted in Macau. MPEL Ventures Limited (formerly known as Always Prosper Investments Limited), MPEL Projects Limited, MPEL Aviation Limited and MPEL Macau Peninsula are exempt from tax in the British Virgin Islands, where they are incorporated. Mocha Slot Group Limited is exempt from tax in the British Virgin Islands, where it is incorporated, but is subject to Macau Complementary Tax on its activities conducted in Macau. MPEL Services (US) Limited (formerly known as Melco PBL Services (US) Limited) and MPEL (Delaware) LLC (formerly known as Melco PBL (Delaware) LLC) are subject to the income tax in the United States of America. The Company’s remaining subsidiaries are all incorporated in Macau and are subject to Macau Complementary Tax on their activities conducted in Macau.
Pursuant to the approval notices issued by Macau government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
14.	INCOME TAX CREDIT — Continued
The Macau government has granted to a subsidiary of the Company, Melco Crown (CM) Hotel Limited (“Melco Crown (CM) Hotel”) (formerly known as Melco PBL Hotel (Crown Macau) Limited), the declaration of utility purpose benefit, pursuant to which it is entitled to a vehicle tax holiday and, for a period of 12 years, property tax holiday, on any vehicles and immovable property that it owns or has been granted. Under such tax holiday, it will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary tax.
The provision for income tax consisted of:

	Year Ended December 31,
	2008	2007	2006

Income tax provision for current year:
Hong Kong Profits Tax	$892	$1,301	$—

Over provision of income tax in prior years:
Macau Complementary Tax	$—	$—	$(71)
Hong Kong Profits Tax	(239)	—	—

Sub-total	(239)	—	(71)

Deferred tax (credit) charge:
Macau Complementary Tax	$(2,038)	$(2,812)	$(1,814)
Hong Kong Profits Tax	(85)	57	—

Sub-total	(2,123)	(2,755)	(1,814)

Total income tax credit	$(1,470)	$(1,454)	$(1,885)

A reconciliation of the income tax credit to loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2008	2007	2006

Loss before income tax	$(3,933)	$(179,605)	$(80,379)
Macau Complementary Tax rate	12%	12%	12%
Income tax credit at Macau Complementary Tax rate	(472)	(21,553)	(9,645)
Effect of different tax rates of subsidiaries operating in other jurisdiction	126	641	—
Overprovision in prior year	(239)	—	(71)
Effect of income for which no income tax expense is payable	(1,102)	(2,671)	(255)
Effect of expense for which no income tax benefit is receivable	779	1,048	1,404
Effect of tax holiday granted by Macau government	(8,855)	—	—
Losses that cannot be carried forward	—	20,045	—
Change in valuation allowance	8,293	1,036	6,682

	$(1,470)	$(1,454)	$(1,885)

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
14.	INCOME TAX CREDIT — Continued

The deferred income tax assets and liabilities as of December 31, 2008 and 2007, consisted of the following:

	December 31,
	2008	2007

Deferred income tax assets
Net operating loss carryforwards	$16,088	$7,795
Depreciation and amortization	28	—

Sub-total	16,116	7,795

Valuation allowance
Current	(1,330)	(62)
Long-term	(14,758)	(7,733)

Sub-total	(16,088)	(7,795)

Total net deferred income tax assets	$28	$—

Deferred income tax liabilities
Land use rights	$(18,686)	$(20,724)
Intangible assets	(505)	(505)
Unrealized capital allowance	—	(57)

Net deferred income tax liabilities	$(19,191)	$(21,286)

As of December 31, 2008 and 2007, valuation allowance of $16,088 and $7,795 were provided respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2008, operating loss carry forwards amounting to $11,085, $60,930 and $62,055 will expire in 2009, 2010 and 2011, respectively.
Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% (2007 and 2006: 12%) and 16.5% (2007 and 2006: 17.5%) on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the relevant years, if applicable. No provision of the income tax in the United States of America is made since MPEL Services (US) Limited and MPEL (Delaware) LLC both incurred net loss for the years ended December 31, 2008 and 2007.
Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Melco Crown Gaming has been granted with tax holidays on casino gaming profits by the Macau government in 2007. Melco Crown Gaming reported net income during the year ended December 31, 2008 and had Melco Crown Gaming been required to pay such taxes, the Company’s consolidated net loss for the year ended December 31, 2008 would have been increased by $8,855 and basic and diluted loss per share would have reported additional loss of $0.007 per share. During the year ended December 31, 2007, Melco Crown Gaming incurred net loss and therefore it had no impact to the basic and diluted loss per share of the Company. The Company’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its concession agreement.
Melco Crown (CM) Hotel has been granted with tax holidays on hotel operating profits by the Macau government in 2007. During the years ended December 31, 2008 and 2007, Melco Crown (CM) Hotel incurred net loss and therefore it had no impact to the basic and diluted loss per share of the Company.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
14.	INCOME TAX CREDIT — Continued
The Company adopted the provisions of FIN48 effective January 1, 2007. The adoption of FIN48 did not have a material impact on the Company’s consolidated financial statements. An evaluation of the tax position for recognition was conducted by the Company by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Company concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2008 and 2007 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2008 and 2007, there was no interest and penalties related to uncertain tax positions being recognized in the consolidated financial statements. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
The positions for tax years 2008 and 2007 remain open and subject to examination by the Hong Kong, Macau and the United States of America’s tax authorities until the statue of limitations expire in each corresponding jurisdiction.
15.	SHARE-BASED COMPENSATION
The Company has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of its business. Under the share incentive plan, the Company may grant either options to purchase the Company’s ordinary shares or restricted shares. The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of our ordinary shares. If the Company grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our share capital, the exercise price cannot be less than 110% of the fair market value of our ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years, with a maximum of 50,000,000 over the first five years. As of December 31, 2008 and 2007, 69,570,105 shares and 93,881,424 shares out of 100,000,000 shares remain available for the grant of stock options or restricted shares respectively.
The Company granted ordinary share options to certain personnel during the year ended December 31, 2008 with exercise price determined at the closing price of the date of grant. During the year ended December 31, 2007, the exercise price of share options granted in September 2007 were determined at the closing price preceding the date of grant; and exercise price of share options granted in November 2007 were determined at the higher of the average of the closing price for the five trading days following from the date of grant and the closing price on the fifth trading day. These ordinary share options became exercisable over different vesting periods ranging from three years to five years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant.
The Company has also granted restricted shares to certain personnel during the years ended December 31, 2008, 2007 and 2006. These restricted shares have a vesting period ranging from six months to five years. The grant date fair value is determined with reference to the market closing price at date of grant as adjusted by the factor that these restricted shares are not entitled to dividends during the vesting period.
Under SFAS No. 123R, the Company uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION — Continued

The fair value per option was estimated on the date of grant using the following weighted-average assumptions:

	December 31,
	2008	2007	2006

Expected dividend yield	—	—	—
Expected stock price volatility	57.65%	38.26%	—
Risk-free interest rate	1.67%	3.96%	—
Forfeiture rate	—	—	—
Expected average life of options (years)	4.7	5.2	—
Share Options
A summary of share options activity under the share incentive plan as of December 31, 2008 and 2007, and changes during the years ended December 31, 2008 and 2007 are presented below:

			Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value

Outstanding at January 1, 2007	—	—		—
Granted	3,908,390	$5.02
Exercised	—	—
Forfeited	(191,514)	$5.06
Expired	—	—

Outstanding at December 31, 2007	3,716,876	$5.02		—
Granted	20,558,343	$1.83
Exercised	—	—
Forfeited	(2,003,178)	$4.34
Expired	(1,795)	$5.06

Outstanding at December 31, 2008	22,270,246	$2.14	9.6	—

Exercisable at December 31, 2008	383,385	$4.97	8.8	—

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION — Continued

Share Options — Continued

A summary of share options vested and expected to vest at December 31, 2008 are presented below:

Vested
Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value

Range of exercise prices per share ($4.72 — $5.06) (Note)	383,385	$4.97	8.8	—

Note: 385,180 share options vested during the year ended December 31, 2008 of which 1,795 share options expired as of December 31, 2008.

Expected to Vest
Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value

Range of exercise prices per share ($1.01 — $5.06)	21,886,861	$2.09	9.6	—

The weighted-average fair value of share options granted during the years ended December 31, 2008 and 2007 were $0.80 and $1.64, respectively. No share options were exercised during the years ended December 31, 2008 and 2007 and therefore no cash proceeds and tax benefits were recognized.
As of December 31, 2008, there was $16,310 unrecognized compensation costs related to unvested share options. The costs are expected to be recognized over a weighted-average period of 3.0 years.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION — Continued
Restricted Shares
A summary of the status of the share incentive plan’s restricted shares as of December 31, 2008, and changes during the years ended December 31, 2008, 2007 and 2006 are presented below:

	Number of	Weighted-
	Restricted	Average Grant
	Shares	Date Fair Value

Unvested at January 1, 2006	—	$—
Granted	2,532,010	6.33
Vested	—	—
Forfeited	—	—

Unvested at December 31, 2006 and January 1, 2007	2,532,010	$6.33
Granted	—	—
Vested	(395,256)	6.33
Forfeited	(130,310)	6.33

Unvested at December 31, 2007 and January 1, 2008	2,006,444	$6.33
Granted	6,529,844	1.30
Vested	(226,317)	6.33
Forfeited	(771,895)	5.88

Unvested at December 31, 2008	7,538,076	$2.02

The total fair values of the restricted shares vested during the years ended December 31, 2008 and 2007 were $1,433 and $2,502, respectively.
As of December 31, 2008, there was $9,634 of unrecognized compensation costs related to restricted shares. The costs are expected to be recognized over a weighted-average period of 1.8 years.
The impact of share options and restricted shares for the years ended December 31, 2008, 2007 and 2006 recognized in the consolidated financial statements were as follows:

	Year Ended December 31,
	2008	2007	2006

Share options	$2,598	$518	$—
Restricted shares	4,420	4,828	278

Total share-based compensation expenses	7,018	5,346	278
Less: share-based compensation expenses capitalized	(163)	(90)	—

Share-based compensation recognized in general and administrative expenses	$6,855	$5,256	$278

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
16.	EMPLOYEE BENEFIT PLANS
The Company provides defined contribution plans for their employees in Macau and Hong Kong. For the years ended December 31, 2008, 2007 and 2006, the Company’s contributions into the provident fund were $4,584, $1,495 and $27, respectively.
17.	DISTRIBUTION OF PROFITS
All subsidiaries incorporated in Macau are required to set aside a minimum of 10% — 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% — 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the consolidated statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the consolidated financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2008 and 2007, the balance of the reserve amounted to $3 in each of those years.
The City of Dreams Project Facility signed in September 2007 contains restrictions on payment of dividends for the Borrowing Group. There is a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries will only be able to pay dividends if they satisfy certain financial tests and conditions.
18.	COMMITMENTS AND CONTINGENCIES
(a)	Capital Commitments
As of December 31, 2008, the Company had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for the City of Dreams project totaling $488,112.
Melco Crown (COD) Developments accepted in principle an offer from the Macau government to acquire the Cotai Land in Macau for approximately $105,091, with $37,437 paid at signing of the government lease in February 2008. In August 2008, Melco Crown (COD) Developments obtained the official title of this land use right and is required to pay the remaining balance of approximately $67,654 in nine half-yearly installments bearing interest at 5% per annum with the first installment payable in February 2009, six months from the date of publication of the land grant in the Macau government gazette. The outstanding balance has been included in the accrued expenses and other current liabilities of $13,763 and land use right payable of $53,891, respectively as of December 31, 2008. A guarantee deposit of approximately $424 was also paid upon signing of the government lease in February 2008, subject to adjustments based on the relevant amount of rent payable during the year. During the construction period, rent in an aggregate amount of $424 per annum will be payable to the Macau government. Following the completion of construction, rent in an aggregate amount of $903 per annum will be payable to the Macau government. The rent amounts may be adjusted every five years as agreed between the Macau government and Melco Crown (COD) Developments, using the applicable market rates in effect at the time of the rent adjustment. The construction of the City of Dreams project commenced in April 2006. At December 31, 2008, the Company’s total commitments of rent for the lease of the City of Dreams site was $21,960.
In 2006, the Macau government had officially granted the Taipa Land to Melco Crown (CM) Developments. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006, subject to adjustments in accordance with the relevant amount of rent payable during the year. During the construction period, rent was due at an annual amount of $20. The annual rent became due at $171 after the completion of construction in May 2007. The rent amounts may be adjusted every five years as agreed between the Macau government and Melco Crown (CM) Developments, using the applicable market rates in effect at the time of the rent adjustment. At December 31, 2008, the Company’s total commitments of rent for the lease of Crown Macau site was $3,795.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
18.	COMMITMENTS AND CONTINGENCIES — Continued
(a)	Capital Commitments — Continued
MPEL Macau Peninsula entered into an agreement to purchase the entire issued share capital of a company which holds the rights to a land lease in respect of a plot of land on the Macau peninsula. The aggregate consideration is $192,802 and an amount of $12,853 was paid as a down payment upon signing of the sale and purchase agreement and is included in deposit for acquisition of land interest as disclosed in Note 7 to the consolidated financial statements. The balance is payable on completion of the acquisition. The agreement completion deadline was first extended in January 2007 and again in July 2007 and July 2008 when the Company negotiated an extension of the completion deadline for the conditional agreement to the end of July 2009. The completion of the acquisition is subject to conditions that are not under control of the Company.
(b)	Lease Commitments
The Company leases office space, Mocha Club sites and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2021. Those lease agreements provide for periodic rental increases based on the general inflation rate. During the years ended December 31, 2008, 2007 and 2006, the Company incurred rental expenses amounting to $12,060, $11,716 and $3,375, respectively.
As of December 31, 2008, minimum lease payments under all non-cancellable leases were as follows:
Operating Leases

Year

2009	$9,908
2010	7,906
2011	5,989
2012	5,882
2013	5,681
Over 2013	13,364

Total minimum lease payments	$48,730

(c)	Other Commitments
On September 8, 2006, the Macau government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:
i)	To make a minimum investment in Macau of $499,164 (MOP 4,000,000,000) by December 2010.
ii)	To pay the Macau government a fixed annual premium of $3,744 (MOP30,000,000) starting from June 26, 2009 if the hotel, casino and resort projects operated by the Company’s subsidiaries are not completed by then.
iii)	To pay the Macau government a variable premium depending on the number and type of gaming tables and gaming machines that the Company operates. The variable premium is calculated as follows:
•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;
•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and
•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
18.	COMMITMENTS AND CONTINGENCIES — Continued
(c)	Other Commitments — Continued
iv)	To pay the Macau government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau government.
v)	To pay the Macau government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.
vi)	To pay special gaming tax to the Macau government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.
vii)	Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from that date until the 180th day after the termination date of the gaming subconcession. A sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.
At December 31, 2008, the Company had other commitments contracted for but not provided in respect of shuttle buses and limousines services for the operations of Crown Macau and the City of Dreams projects totaling $763. Payment for the shuttle buses and limousines services during the years ended December 31, 2008 and 2007 amounted to $3,457 and 3,660, respectively.
At December 31, 2008, the Company had other commitments contracted for but not provided in respect of consulting, marketing, and other services for the operations of Crown Macau and the City of Dreams projects totaling $3,365. Expenses incurred for such services during the year ended December 31, 2008 amounted to $2,432.
(d)	Contingencies
As of December 31, 2008, the Melco Crown Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau government as disclosed in Note 18(c)(vii) to the consolidated financial statements.
In addition, during the year ended December 31, 2008, the Company entered into two deeds of guarantee with third parties to guarantee certain payment obligations of the City of Dreams’ operations amounted to US$10,000.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2008, 2007 and 2006, the Company entered into the following material related party transactions:

	Year Ended December 31,
	2008	2007	2006

Amounts paid/payable to affiliated companies

Advertising and promotional expenses	$597	$65	$—
Consultancy fee capitalized in construction in progress	246	2,294	3,015
Consultancy fee recognized as expense	1,168	4,150	2,525
Interest charges	—	—	413
Management fees	1,698	—	144
Network support fee	52	238	193
Project management fees capitalized in construction in progress	—	1,442	1,420
Operating and office supplies	255	707	—
Property and equipment	16,327	12,141	11,991
Office rental	1,466	1,114	473
Repairs and maintenance	655	41	—
Service fee expense	781	—	1,988
Traveling expense capitalized in construction in progress	66	—	—
Traveling expense recognized as expense	1,387	746	375

Amounts received/receivable from affiliated companies

Rooms and food and beverage income	100	41	—
Sales proceeds for disposal of property and equipment	2,788	—	—
Service fee income	—	—	16,276
Other service fee income	276	—	—

Amounts paid/payable to shareholders

Interest charges capitalized in construction in progress	3,367	4,167	586
Interest charges recognized as expense	—	758	1,814

Details of those material related party transactions provided in the table above are as follows:
(a)	Amounts Due From Affiliated Companies
SJM — The Company earned service fee income prior to Melco Crown Gaming obtaining the gaming subconcession in September 2006 for the provision of services to certain electronic gaming lounges of SJM. Service fee income was calculated based on a pre-determined rate stipulated in the respective agreement of the gaming revenue from the gaming machines. The Company purchased plant and equipment from SJM during the year ended December 31, 2006. There were no outstanding balances with SJM as of December 31, 2008 and 2007.
Elixir International Limited (“Elixir”) — The Company disposed certain gaming machines to Elixir, a wholly-owned subsidiary of Melco during the year ended December 31, 2008. Property and equipment was purchased from Elixir primarily for the Crown Macau and City of Dreams projects during the years ended December 31, 2008, 2007 and 2006. Elixir provided certain services to the Company primarily related to the Crown Macau and City of Dreams projects including repairs and maintenance, network support and consultancy during the years ended December 31, 2008, 2007 and 2006. Elixir purchased rooms and food and beverage services from the Company during the years ended December 31, 2008 and 2007. As of December 31, 2008 and 2007, the outstanding balances due from Elixir were $622 and nil, respectively.
Melco’s subsidiary — Melco’s subsidiary purchased rooms services and food and beverages from the Company during the years ended December 31, 2008 and 2007. The outstanding balances due from the Melco’s subsidiary as of December 31, 2008 and 2007 were $28 and nil, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS — Continued
(b)	Amounts Due To Affiliated Companies
Sociedade de Turismo e Diversões de Macau, S.A.R.L. (“STDM”) and its subsidiaries (together with STDM referred to as “STDM Group”) and Shun Tak China Travel Ship Management Limited (“Shun Tak”) — The Company incurred expenses associated with its use of STDM and Shun Tak ferry and hotel accommodation services within Hong Kong and Macau during the years ended December 31, 2008, 2007 and 2006. Relatives of Mr. Lawrence Ho, the Company’s Co-Chairman and Chief Executive Officer, have beneficial interests within those companies. The traveling expenses in connection with the Crown Macau and City of Dreams projects were capitalized to construction in progress during the construction period. STDM Group provided advertising and promotional services to the Company during the years ended December 31, 2008 and 2007. The outstanding balances due to STDM Group were $215 and $61 and Shun Tak were $8 and $43 as of December 31, 2008 and 2007, respectively, and were unsecured, non-interest bearing and repayable on demand.
Melco’s subsidiaries — Melco’s subsidiaries provided services to the Company primarily for the Crown Macau and City of Dreams projects and operations which included advertising and promotion, consultancy associated with marketing and public relations in Macau and China, network support, system maintenance and administration support, project management, management of general and administrative matters and repairs and maintenance during the years ended December 31, 2008, 2007 and 2006. The Company incurred rental expense from its leases of office premises and equipment from Melco’s subsidiaries during the years ended December 31, 2008, 2007 and 2006. The Company purchased property and equipment and operating and office supplies from Melco’s subsidiaries during the years ended December 31, 2008, 2007 and 2006. The Company reimbursed Melco’s subsidiaries for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer during the year ended December 31, 2008. Melco’s subsidiaries fees charged for management of general administrative services, project management and consultancy, were determined based on actual cost incurred during the years ended December 31, 2007 and 2006. The project management fee and consultancy fee in connection with the Crown Macau and City of Dreams projects were capitalized to construction in progress during the construction period during the years ended December 31, 2007 and 2006.
The outstanding balances due to Melco’s subsidiaries as of December 31, 2008 and 2007, were $1,507 and $786, respectively, and were unsecured, non-interest bearing and repayable on demand. Interest was paid in respect of the interest-bearing balance of $16,857 during the year ended December 31, 2006 which bore interest at 9% per annum and had been charged up to June 30, 2006 from which date onwards the amounts due ceased to be interest bearing.
Dr. Stanley Ho — The Company received funds from Dr. Stanley Ho for working capital purposes. The amount was unsecured and bore interest at 4% per annum. The funds were fully repaid in 2006. Interest was paid in respect of the balances due during the year ended December 31, 2006.
Publishing and Broadcasting (Finance) Limited — The Company paid service fees to Publishing and Broadcasting (Finance) Limited, a subsidiary of PBL, for the year ended December 31, 2006. The service fees were paid for general administrative services provided and were based on a pre-determined fixed monthly amount. There was no outstanding balance as of December 31, 2008 and 2007.
Lisboa Holdings Limited — During the years ended December 31, 2008, 2007 and 2006, the Company paid rental expenses and service fees for Mocha Clubs gaming premises to Lisboa Holdings Limited, a company in which a relative of Mr. Lawrence Ho has beneficial interest. There was no outstanding balance as of December 31, 2008 and 2007.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS — Continued
(b)	Amounts Due To Affiliated Companies — Continued
Crown’s subsidiary — Crown’s subsidiary provided services to the Company primarily for the Crown Macau and City of Dreams projects and operations which included general consultancy, project management, management of sale representative offices and the Company reimbursed Crown’s subsidiary with associated costs including traveling during the years ended December 31, 2008, 2007 and 2006. Part of the consultancy charges was capitalized in construction in progress during construction period for the years ended December 31, 2008, 2007 and 2006. The Company purchased property and equipment from Crown’s subsidiary during the years ended December 31, 2008 and 2007. Crown’s subsidiary purchased rooms and food and beverage services from the Company during the years ended December 31, 2008 and 2007. As of December 31, 2008 and 2007, the outstanding balances due to Crown’s subsidiary of $241 and $5,712, respectively, were unsecured, non-interest bearing and repayable on demand.
Shuffle Master Asia Limited (“Shuffle Master”) and Stargames Corporation Pty. Limited (“Stargames”) — The Company purchased spare parts, property and equipment and incurred repairs and maintenance expense with Stargames and Shuffle Master in which the Company’s Chief Operating Officer is an independent non-executive director of its parent company, during the years ended December 31, 2008 and 2007. There was no outstanding balance with Stargames as of December 31, 2008 and 2007. The outstanding balance due to Shuffle Master as of December 31, 2008 and 2007 were $4 and nil, respectively, were unsecured, non-interest bearing and repayable on demand.
Chang Wah Garment Manufacturing Company Limited (“Chang Wah”) — The Company purchased uniforms from Chang Wah during the year ended December 31, 2008, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for Crown Macau. The outstanding balance due to Chang Wah as of December 31, 2008 was $10, was unsecured, non-interest bearing and repayable on demand.
(c)	Amounts Due To/Loans From Shareholders
Melco — The Company received funds from Melco, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of the Crown Macau and City of Dreams projects, acquisition of additional 20% interest in Mocha Slot Group and repayment of shareholder loan advanced by Dr. Stanley Ho and payment of the deposit for acquisition of land interest.
During the year ended December 31, 2006, Melco and PBL agreed to convert the working capital loan of a total of $150,000, contributed in equal proportions, into equity.
The outstanding balances due to Melco as of December 31, 2008 and 2007 of $75,283 and $74,704, respectively, were unsecured. A portion of these outstanding balances totaling $74,367 and $73,999 as of December 31, 2008 and 2007 were interest bearing at 3-months HIBOR to May 15, 2008 and subsequently at 3-months HIBOR plus 1.5% per annum. The remaining portion of the outstanding balances as of December 31, 2008 and 2007 were non-interest bearing. The final maturity date was extended in September 2007 to May 2009 at which time the balance was $73,999 and further extended in June 2008 to May 2010 at which time the balance was $74,367. The loan balance has therefore been classified as non-current liabilities as of December 31, 2008. The remaining balances of $916 and $705 as of December 31, 2008 and 2007, respectively, were repayable on demand and classified as current liabilities.
Crown — The Company received funds from PBL, for working capital purposes, acquisition of interests in the Taipa Land and Cotai Land, construction of the Crown Macau and City of Dreams projects, acquisition of an additional 20% interest in Mocha Slot Group and repayment of shareholder loan advanced by Dr. Stanley Ho and payment of the deposit for acquisition of land interest.
During the year ended December 31, 2006, Melco and PBL agreed to convert the working capital loan of a total of $150,000, contributed in equal proportions, into equity.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS — Continued
(c)	Amounts Due To/Loans From Shareholders — Continued
Crown replaced PBL as shareholder of the Company as discussed in Note 1 to the consolidated financial statements and assumed PBL’s interest in outstanding balance due from the Group.
The outstanding balances due to Crown as of December 31, 2008 and 2007 of $41,396 and $41,463, respectively, were unsecured. A portion of these outstanding balances totaling $41,280 and $40,617 as of December 31, 2008 and 2007, respectively, were interest bearing at 3-months HIBOR per annum, and the remaining portion of the outstanding balances as of December 31, 2008 and 2007 were non-interest bearing. The final maturity date was extended in September 2007 to May 2009 at which time the balance was $40,617 and further extended in June 2008 to May 2010 at which time the balance was $41,280. The loan balance has therefore been classified as non-current liabilities as of December 31, 2008. The remaining balances of $116 and $846 as of December 31, 2008 and 2007, respectively, were repayable on demand and classified as current liabilities.
(d)	Melco contributed its interest in Melco Crown (COD) Developments to the Company pursuant to a shareholders agreement. Pursuant to an agreement signed on May 11, 2005, a subsidiary of Melco acquired from Great Respect Limited the remaining 49.2% interest in the City of Dreams project for $150,641 and contributed it to MPEL (Greater China), subject to certain conditions precedent. The acquisition was completed on September 5, 2005 and $48,077 out of $150,641 was financed by a loan from Melco and PBL. The price paid to acquire the additional interest was previously classified as other assets. Since the construction work for the City of Dreams project commenced in April 2006, the amount was reclassified to the land use right as of that date.
(e)	On April 21, 2005, a consent was issued by the Macau government to Melco Crown (COD) Developments pursuant to which the Macau government offered to Melco Crown (COD) Developments the right to be granted a medium term lease of Cotai Land, to construct and develop the City of Dreams project. The construction work for the City of Dreams project commenced in April 2006. The land use right and related payable to the Macau government of $63,411 has been included in the land use right, accrued expenses and other current liabilities, and land use right payable as of December 31, 2006. In October 2007, the Macau government revised the terms of the land use right of Cotai Land with land use right and related payables increased to $105,091. The revised amount has been included in the land use right, accrued expenses and other current liabilities, and land use right payable as of December 31, 2007. In January 2008, the Company received from the Macau government the final terms of the land lease agreement of $105,091 and paid $37,437 at signing of the government lease in February 2008. In August 2008, Melco Crown (COD) Developments obtained the official title of this land use right and the remaining balance of approximately $67,654 due in nine half-yearly installments bearing interest at 5% per annum with the first installment payable in February 2009, six months from the date of publication of the land grant in the Macau government gazette. The outstanding balance has been included in the accrued expenses and other current liabilities and land use right payable as of December 31, 2008. The expiry date of the lease of the Cotai Land is August 2033 and the Company amortizes the land use right from the commencement date of the construction work to the expiry date.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS — Continued
(f)	On February 8, 2005, Melco completed the acquisition of an additional 20% equity interest in Melco Crown (CM) Developments from STDM for $16,360 in convertible notes of Melco. Melco then transferred this 20% equity interest to the Company together with the 50% interest in Melco Crown (CM) Developments purchased in the year ended December 31, 2004. On July 28, 2005, the Group completed the acquisition of the remaining 30% interest in Melco Crown (CM) Developments from STDM for $51,282, of which $25,641 was financed by an advance from Melco and PBL.
On June 24, 2005, Melco Crown (CM) Developments accepted a formal offer from the Macau government to acquire the Taipa Land for $18,600, which was included in the amount of land use rights as of December 31, 2006. As of December 31, 2005, Melco Crown (CM) Developments had paid $6,229 for the Taipa Land. The remaining balance of approximately $12,371 was fully settled as of December 31, 2006.
The expiry date of the lease of the Taipa Land is March 2031 and the Company amortizes the land use right from the commencement date of the construction work to the expiry date.
(g)	On November 11, 2004, Melco Crown (CM) Developments entered into letters of confirmation with SJM pursuant to which SJM would lease the casino premises at and operate the casino gaming activities at the Crown Macau project pursuant to an arrangement under which Melco Crown (CM) Developments would receive fees and rentals based on a percentage of the revenues from such gaming operations. The letters of confirmation were terminated subsequently in March 2006 when PBL entered into an agreement with Wynn Macau to acquire a gaming subconcession under Wynn Macau’s concession.
(h)	The Company completed a reorganization in October 2006. As a result of the restructuring, the Company acquired Melco Crown Gaming, the holder of the gaming subconcession in Macau, and Melco’s 20% interest in MPEL (Greater China), the holding company of Mocha Slot Group, Melco Crown (CM) Developments and Melco Crown (COD) Developments.
(i)	On March 15, 2006, in contemplation of the grant of the gaming subconcession to Melco Crown Gaming, and for the purposes of continuity of the slot lounge services provision business, Melco, Mocha Slot Group Limited, Mocha Slot Management Limited, one of the subsidiaries of MPEL and SJM entered into an agreement for the conditional termination of all existing services agreements of Mocha Slot. The termination became effective subsequent to the grant of gaming subconcession to Melco Crown Gaming in September 2006.
In contemplation of the acquisition of Melco Crown Gaming by the Group, Mocha Slot has made use of the gaming subconcession of Melco Crown Gaming before Melco Crown Gaming was contributed to the Company, at nil consideration, to operate the slot lounge business, in accordance with an arrangement letter signed.
(j)	On May 9, 2006, MPEL International entered into a sale and purchase agreement (“Sale and Purchase Agreement”) to acquire the remaining 20% of Mocha Slot held by Dr. Stanley Ho and repaid the shareholder loan advanced from Dr. Stanley Ho to Mocha Slot for an aggregate consideration of approximately $37,910. The Sale and Purchase Agreement was completed on the same date on which the Sale and Purchase Agreement was signed.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS — Continued
(k)	On May 17, 2006, MPEL Macau Peninsula entered into an agreement to purchase the entire issued share capital of a company of which Dr. Stanley Ho is one of the directors but in which he holds no shares. Dr. Stanley Ho is the father of Mr. Lawrence Ho, Co-Chairman and Chief Executive Officer of the Company and the chairman of Melco until he resigned this position in March 2006. The company holds the rights to a land lease in respect of a plot of land with an area of 6,480 square meters located at Zona dos Novos Aterros do Porto Exterior, on the Macau peninsula. The aggregate consideration is $192,802, which is payable in cash and an amount of $12,853 was paid as down payment upon signing of the sale and purchase agreement, which was financed from Melco and PBL, equally, and is included in deposit for acquisition of land interest. The balance is payable on completion of the acquisition, which is subject to conditions that are not under the control of the Company. The agreement completion deadline was first extended in January 2007 and again in July 2007 and July 2008 when the Company negotiated an extension of the completion deadline for the conditional agreement to the end of July 2009. Other than the extension of the purchase completion deadline, all other provisions of the agreement remain in force, and there were no fees associated with any of the extensions.
20.	SEGMENT INFORMATION
The Company is principally engaged in the gaming and hospitality business. Starting from 2006, the Company’s chief operating decision makers monitor its operations and evaluate earnings by reviewing the assets and operations of Mocha Clubs, Crown Macau and City of Dreams projects and determined that the Company has three reportable segments. Crown Macau was an operation of casino and hotel resort and Mocha Clubs was non-casino-based operations of electronic gaming machines. As of December 31, 2008 and 2007, Mocha Clubs and Crown Macau are the two primary businesses of the Company as the City of Dreams project is in the development and construction phase. No revenue was generated by the City of Dreams project and Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.
Total Assets

	December 31,
	2008	2007

Mocha Clubs	$166,241	$149,524
Crown Macau	617,383	781,832
City of Dreams	2,117,951	918,198
Corporate and Others	1,596,714	1,770,714

Total consolidated assets	$4,498,289	$3,620,268

Capital Expenditures

	Year Ended December 31,
	2008	2007	2006

Mocha Clubs	$15,491	$13,297	$19,977
Crown Macau	6,275	203,845	139,500
City of Dreams	1,148,098	519,522	61,786
Corporate and Others	21,334	4,219	426

Total capital expenditures	$1,191,198	$740,883	$221,689

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
20.	SEGMENT INFORMATION — Continued
For the years ended December 31, 2008 and 2007, there was no single customer that contributed more than 10% of the total revenues. For the year ended December 31, 2006, one customer, SJM, accounted for 45% of total revenues.
The Company’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2008	2007	2006
NET REVENUES
Mocha Clubs	$91,967	$81,343	$36,101
Crown Macau	1,313,047	277,153	—
Corporate and Others	11,120	—	—

Total net revenues	1,416,134	358,496	36,101

ADJUSTED EBITDA (1)
Mocha Clubs	25,805	22,056	12,846
Crown Macau	162,969	(22,444)	(1,901)

Total adjusted EBITDA	188,774	(388)	10,945

OPERATING COSTS AND EXPENSES
Pre-opening costs	(21,821)	(40,032)	(11,679)
Amortization of gaming subconcession	(57,237)	(57,190)	(14,309)
Amortization of land use rights	(18,269)	(17,276)	(12,358)
Depreciation and amortization	(51,379)	(39,466)	(9,845)
Stock-based compensation	(6,855)	(5,256)	(278)
Marketing expense relating to Crown Macau opening	—	(11,959)	—
Impairment loss recognized on slot lounge services agreement	—	—	(7,640)
Corporate and others expenses	(32,039)	(24,250)	(10,538)
Minority interest included in adjusted EBITDA Mocha Clubs	—	—	(1,951)

Total operating costs and expenses	(187,600)	(195,429)	(68,598)

OPERATING INCOME (LOSS)	1,174	(195,817)	(57,653)

NON-OPERATING (EXPENSES) INCOME
Interest income	8,215	18,640	816
Interest expenses, net of capitalized interest	—	(770)	(11,184)
Write off of deferred financing costs	—	—	(12,698)
Amortization of deferred financing costs	(765)	(1,005)	—
Loan commitment fees	(14,965)	(4,760)	—
Foreign exchange gain, net	1,436	3,832	55
Other income, net	972	275	285

Total non-operating (expenses) income	(5,107)	16,212	(22,726)

LOSS BEFORE INCOME TAX	(3,933)	(179,605)	(80,379)
INCOME TAX CREDIT	1,470	1,454	1,885

LOSS BEFORE MINORITY INTERESTS	(2,463)	(178,151)	(78,494)
MINORITY INTERESTS	—	—	5,015

NET LOSS	$(2,463)	$(178,151)	$(73,479)

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — Continued
(In thousands of U.S. dollars, except share and per share data)
20.	SEGMENT INFORMATION — Continued
Note
(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, share-based compensation, marketing expense relating to Crown Macau opening in May 2007, non-operating income (expenses) and impairment loss recognized on the slot lounge services agreement). The Adjusted EBITDA is presented for results of Mocha Clubs and Crown Macau. Prior to the opening of the casino operation of Crown Macau in May 2007, the management of the Company used Adjusted EBITDA for Mocha Clubs to measure the operating performance of the Company as Mocha Clubs was the Company’s business until then. Subsequent to the opening of the casino operation of Crown Macau in May 2007, the management of the Company used Adjusted EBITDA of Mocha Clubs and Crown Macau to measure their operating performance as they are the two primary operations of the Company. The management of the Company does not use Adjusted EBITDA on the City of Dreams project to measure its operating performance since it is still in its development stage.

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2008	2007

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$163,014	$573,650
Amounts due from affiliated companies	—	2
Amounts due from subsidiaries	580,423	163,223
Prepaid expenses and other current assets	720	3,473

Total current assets	744,157	740,348

INVESTMENTS IN SUBSIDIARIES	1,967,503	1,992,448

LONG-TERM PREPAYMENT AND DEPOSITS	1,715	—

TOTAL	$2,713,375	$2,732,796

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$4,907	$2,905
Income tax payable	1,296	1,177
Amounts due to affiliated companies	1,553	3,661
Amounts due to subsidiaries	180,336	180,345
Amounts due to shareholders	1,032	1,551

Total current liabilities	189,124	189,639

LOANS FROM SHAREHOLDERS	115,647	114,616

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 1,500,000,000 shares and issued — 1,321,550,399 and 1,320,938,902 shares as of December 31, 2008 and 2007 (Note 13))	13,216	13,209
Treasury shares, at US$0.01 par value per share, 385,180 and nil shares as of December 31, 2008 and 2007 (Note 13)	(4)	—
Additional paid-in capital	2,689,257	2,682,125
Accumulated other comprehensive losses	(35,685)	(11,076)
Accumulated losses	(258,180)	(255,717)

Total shareholders’ equity	2,408,604	2,428,541

TOTAL	$2,713,375	$2,732,796

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2008	2007	2006

REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(22,115)	(16,323)	(4,282)

Total operating expenses	(22,115)	(16,323)	(4,282)

OPERATING LOSS	(22,115)	(16,323)	(4,282)

NON-OPERATING INCOME (EXPENSES)
Interest income	5,755	11,159	240
Interest expenses	—	(758)	—
Foreign exchange (loss) gain, net	(409)	5,138	2
Other income, net	18,291	16,106	—
Share of results of subsidiaries	(3,866)	(192,296)	(69,439)

Total non-operating income (expenses)	19,771	(160,651)	(69,197)

LOSS BEFORE INCOME TAX	(2,344)	(176,974)	(73,479)
INCOME TAX EXPENSE	(119)	(1,177)	—

NET LOSS	$(2,463)	$(178,151)	$(73,479)

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

						Accumulated
					Additional	Other		Total
	Common Shares		Treasury Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Losses	Equity	Loss

BALANCE AT JANUARY 1, 2006	500,000,000	$5,000	—	$—	$237,779	$—	$(4,087)	$238,692

Net loss for the year	—	—	—	—	—	—	(73,479)	(73,479)	$(73,479)
Foreign currency translation adjustment	—	—	—	—	—	740	—	740	740
Share-based compensation (Note 15)	—	—	—	—	278	—	—	278
Shares issued upon initial public offering, net of offering expenses (Note 13)	180,931,146	1,809	—	—	1,065,665	—	—	1,067,474
Shares issued during the year (Note 13)	500,000,000	5,000	—	—	315,000	—	—	320,000
Capital contributions from shareholders (Note 19 (c))	—	—	—	—	150,000	—	—	150,000
Contribution from Melco	—	—	—	—	109,170	—	—	109,170
Contribution of Melco Crown Gaming from PBL	—	—	—	—	77,491	—	—	77,491

BALANCE AT DECEMBER 31, 2006	1,180,931,146	11,809	—	—	1,955,383	740	(77,566)	1,890,366	$(72,739)

Net loss for the year	—	—	—	—	—	—	(178,151)	(178,151)	$(178,151)
Foreign currency translation adjustment	—	—	—	—	—	(1,685)	—	(1,685)	(1,685)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(10,131)	—	(10,131)	(10,131)
Share-based compensation (Note 15)	—	—	—	—	5,346	—	—	5,346
Shares issued, net of offering expenses (Note 13)	139,612,500	1,396	—	—	721,400	—	—	722,796
Shares issued upon restricted shares vested (Note 13)	395,256	4	—	—	(4)	—	—	—

BALANCE AT DECEMBER 31, 2007	1,320,938,902	13,209	—	—	2,682,125	(11,076)	(255,717)	2,428,541	$(189,967)

Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation (Note 15)	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested (Note 13)	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercises of share options (Note 13)	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	$13,216	(385,180)	$(4)	$2,689,257	$(35,685)	$(258,180)	$2,408,604	$(27,072)

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,463)	$(178,151)	$(73,479)
Adjustments to reconcile net loss to net cash provided by operating activities:
Share-based compensation	6,855	5,256	278
Share of results of subsidiaries	3,866	192,296	69,439
Changes in operating assets and liabilities:
Amounts due from affiliated companies	2	28	(30)
Prepaid expenses and other current assets	2,753	(3,052)	(421)
Long-term prepayment and deposits	(1,715)	126	(126)
Accrued expenses and other current liabilities	2,119	(1,216)	4,121
Income tax payable	119	1,177	—
Amounts due to affiliated companies	(2,108)	1,361	2,299
Amounts due to subsidiaries	(9)	60	1,965

Net cash provided by operating activities	9,419	17,885	4,046

CASH FLOWS FROM INVESTING ACTIVITIES
Amounts due from subsidiaries	(420,055)	(399,878)	(742,664)

Net cash used in investing activities	(420,055)	(399,878)	(742,664)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from shareholders	—	(96,583)	—
Issue of share capital	—	722,796	1,067,474

Net cash provided by financing activities	—	626,213	1,067,474

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(410,636)	244,220	328,856

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	573,650	329,430	574

CASH AND CASH EQUIVALENTS AT END OF YEAR	$163,014	$573,650	$329,430

MELCO CROWN ENTERTAINMENT LIMITED
(FORMERLY KNOWN AS MELCO PBL ENTERTAINMENT (MACAU) LIMITED)
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENTS SCHEDULE 1
1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2008 and 2007, approximately $1,832,000 and $1,864,000, respectively of the restricted net assets not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2008, 2007 and 2006.
2.	Basis of presentation
The condensed financial information has been prepared using the same accounting policies as set out in MPEL’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO CROWN ENTERTAINMENT LIMITED
By:	/s/ Lawrence Ho
	Name:	Lawrence Ho
	Title:	Co-Chairman and Chief Executive Officer
Date: March 31, 2009

EXHIBIT INDEX

Exhibit
Number	Description of Document

4.6	Amendment Agreement in Respect of Senior Facilities Agreement dated December 7, 2007 for Melco PBL Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent

4.7	Second Amendment Agreement in Respect of Senior Facilities Agreement dated September 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent

4.8	Third Amendment Agreement in Respect of Senior Facilities Agreement dated December 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent

4.20
Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited

4.21	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd.

4.23
Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited

4.27
Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited

4.29	Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to Melco PBL (Macau Peninsula) Limited from Double Margin, Angela Leong and Omar dated January 25, 2007

4.30	Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to Melco PBL (Macau Peninsula) Limited from Double Margin and Angela Leong dated July 17, 2007

4.31	Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to MPEL (Macau Peninsula) Limited from Double Margin and Angela Leong dated July 2, 2008

8.1	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, amended and approved as of November 14, 2008

12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Walkers