Form 20-F
period 2009-12-31
Melco Crown Entertainment LTD
filed 2010-03-31
CIK 1381640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American depositary shares	The NASDAQ Stock Market LLC
each representing three ordinary shares	(The NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,595,617,550 ordinary shares of Registrant outstanding as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceeding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
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
Unless the context indicates otherwise, “we,” “us,” “our company” and “MCE” refer to Melco Crown Entertainment Limited, formerly Melco PBL Entertainment (Macau) Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities and its consolidated subsidiaries, including Melco Crown Gaming (Macau) Limited, formerly Melco PBL Gaming (Macau) Limited, or Melco Crown Gaming, a Macau company and the holder of the gaming subconcession; “Melco” refers to Melco International Development Limited, a Hong Kong-listed company; “Crown” refers to Crown Limited, an Australian-listed corporation which completed its acquisition of the gaming businesses and investments of PBL on December 12, 2007 and which is now our shareholder and as the context may require, shall include its predecessor, PBL; “PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation which is now known as Consolidated Media Holdings Limited; “SPV” refers to Melco Crown SPV Limited, formerly Melco PBL SPV Limited, a Cayman Islands exempted company which is 50/50 owned by Melco Leisure and Entertainment Group Limited and Crown Asia Investments Pty. Ltd., formerly PBL Asia Investments Limited; and “our subconcession” refers to the Macau gaming subconcession held by our subsidiary, Melco Crown Gaming. Our other principal operating subsidiaries are (1) Altira Hotel Limited, or Altira Hotel (its former names were Melco Crown (CM) Hotel Limited and Melco PBL Hotel (Crown Macau) Limited) through which we currently operate the hotel and other non-gaming business at Altira Macau, (2) Altira Developments Limited, or Altira Developments (its former names were Melco Crown (CM) Developments Limited, Melco PBL (Crown Macau) Developments Limited and Great Wonders, Investments, Limited), through which we hold the land and buildings for Altira Macau, (3) Melco Crown (COD) Developments Limited, or Melco Crown (COD) Developments (its former names were Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) through which we hold the land and buildings for City of Dreams , and (4) Melco Crown (COD) Hotels Limited, or Melco Crown (COD) Hotels (its former name was Melco PBL (COD) Hotels Limited) through which we currently operate the hotels and other non-gaming business at City of Dreams.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and as of December 31, 2009 and 2008.
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
On November 6, 2007 we sold 37,500,000 ADSs, representing 112,500,000 ordinary shares in a follow-on offering. On May 1, 2009 we sold 22,500,000 ADSs and 67,500,000 ordinary shares, representing a total of 135,000,000 ordinary shares in a follow-on offering. On August 18, 2009 we sold 42,718,445 ADSs, representing 128,155,335 ordinary shares in a further follow-on offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information—D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. These risks are not exhaustive. Other sections of this annual report on Form 20-F may include additional factors that could adversely impact our business and financial performance. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.
In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	satisfaction of and compliance with conditions and covenants under the US$1.75 billion City of Dreams Project Facility, or City of Dreams Project Facility, to maintain the facility;

•	our ability to raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market and visitation in Macau;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•
increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A, or SJM, Sands China, Wynn Macau, Galaxy and MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site;

•	the development of Macau Studio City;

•	our entering into new development and construction and new ventures;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau; and

•	other factors described under “Risk Factors”.
The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F and the documents that we referenced in this annual report on Form 20-F and have filed as exhibits with the SEC completely and with the understanding that our actual future results may be materially different from what we expect.
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

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of US$, except share and per share data and operating data)

Consolidated Statements of Operations Data:
Net revenues	$1,332,873	$1,416,134	$358,496	$36,101	$17,328
Total operating costs and expenses	(1,604,920)	(1,414,960)	(554,313)	(93,754)	(21,050)
Operating (loss) income	$(272,047)	$1,174	$(195,817)	$(57,653)	$(3,722)
Net loss	$(308,461)	$(2,463)	$(178,151)	$(73,479)	$(3,259)
Loss per share
— Basic and diluted	$(0.210)	$(0.002)	$(0.145)	$(0.116)	$(0.006)
— ADS (1)	$(0.631)	$(0.006)	$(0.436)	$(0.348)	$(0.019)
Shares used in calculating loss per share
— Basic and diluted	1,465,974,019	1,320,946,942	1,224,880,031	633,228,439	522,945,205

	December 31,
	2009	2008	2007	2006	2005
	(In thousands of US$)

Consolidated Balance Sheets Data:
Cash and cash equivalents	$212,598	$815,144	$835,419	$583,996	$19,769
Restricted cash	236,119	67,977	298,983	—	—
Total assets	4,900,369	4,498,289	3,620,268	2,279,920	421,208
Total current liabilities	559,167	450,136	483,685	207,613	138,741
Total debts (2)	1,798,879	1,529,195	616,376	212,506	94,577
Total liabilities	2,391,325	2,089,685	1,191,727	389,554	163,024
Noncontrolling interests	—	—	—	—	19,492
Total equity	2,509,044	2,408,604	2,428,541	1,890,366	258,184

(1)	Each ADS represents three ordinary shares.

(2)	Includes amounts due to shareholders within one year, loans from shareholders and long-term debt.
The following events/transactions affect the year-to-year comparability of the selected financial data presented above:
•
From January 1, 2005 to March 7, 2005, the financial statements reflect the consolidated financial statements of Mocha Slot Group Limited, or Mocha, Melco Crown (COD) Developments and Altira Developments because they were under common control for this period. The contributions by Melco of its 80% interest in Mocha, 70% interest in Altira Developments and 50.8% interest in the City of Dreams project to MPEL (Greater China) Limited, formerly Melco PBL Entertainment (Greater China) Limited, a company previously 80% indirectly owned by us and 20% owned by Melco, and cash contributions by Crown of US$163 million, which were completed on March 8, 2005, were accounted for as the formation of a joint venture for which a carryover basis of accounting has been adopted.

•
In September 2006, we acquired a Macau subconcession. Prior to this date we did not hold a concession or subconcession to operate gaming activities in Macau and we operated under a services agreement with SJM.

•	In April 2006, we commenced construction of the City of Dreams project.

•	On May 12, 2007, Altira Macau opened and became fully operational on July 14, 2007.

•
On June 1, 2009, City of Dreams opened featuring a 420,000 sq. ft. casino with approximately 500 gaming tables and 1,300 gaming machines, as well as approximately 600 hotel rooms and 20 food and beverage outlets.

•	In the last quarter of 2009, a further 800 rooms were progressively added to City of Dreams following grand opening and operations of Grand Hyatt Macau at City of Dreams.

Exchange Rate Information
Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of Hong Kong dollars into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in The City of New York for cable transfers of Hong Kong dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report on Form 20-F were made at a rate of HK$7.78 to US$1.00. The noon buying rate in effect as of December 31, 2009 was HK$7.7536 to US$1.00. We make no representation that any Hong Kong dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Hong Kong dollars, as the case may be, at any particular rate, the rates stated below, or at all. On March 16, 2010, the noon buying rate was HK$7.7606 to US$1.00.
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

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(Hong Kong dollar per US$1.00)
March 2010 (through March 16, 2010)	7.7606	7.7606	7.7647	7.7574
February 2010	7.7619	7.7670	7.7716	7.7619
January 2010	7.7665	7.7624	7.7752	7.7539
December 2009	7.7536	7.7526	7.7572	7.7495
November 2009	7.7500	7.7497	7.7501	7.7495
October 2009	7.7497	7.7497	7.7502	7.7495
September 2009	7.7500	7.7503	7.7514	7.7498
2009	7.7536	7.7513	7.7618	7.7495
2008	7.7499	7.7814	7.8159	7.7497
2007	7.7984	7.8008	7.8289	7.7497
2006	7.7771	7.7685	7.7928	7.7506
2005	7.7533	7.7755	7.7999	7.7514

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
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
(1)    Risks Relating to Our Early Stage of Operation
(a)    We are in an early stage of operation of our business and properties, and so we are subject to significant risks and uncertainties. Our limited operating history may not serve as an adequate basis to judge our future operating results and prospects.
In significant respects we remain in an early phase of our business operations and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, we opened Altira Macau less than three years ago and commenced operations at City of Dreams in June 2009. The Mocha Club business, which we acquired in 2005, commenced operations in 2003. Melco Crown Gaming acquired its subconcession in September 2006 and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company with limited experience operating gaming businesses in an intensely competitive market. Among other things, we have continuing obligations to satisfy and comply with conditions and covenants under the US$1.75 billion City of Dreams Project Facility so as to be able to continue to roll over existing revolving loans drawn down under the facility and to maintain the facility.
We have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:
•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements.

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•
develop and maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	identify suitable locations and enter into new leases or right to use agreements (which are similar to license agreements) for new Mocha Clubs; and

•	renew or extend lease agreements for existing Mocha Clubs.

If we are unable to complete any of these tasks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities or may suffer a default under our existing or future financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.
(2)    Risks Relating to the Operation of Our Properties
(a)    Because we are and will be dependent upon a limited number of properties for a substantial portion of our cash flow, we are and will be subject to greater risks than a gaming company with more operating properties.
We are primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. Given that our operations are and will be conducted based on a small number of principal properties, we are and will be subject to greater risks than a gaming company with more operating properties due to the limited diversification of our businesses and sources of revenue.
(b)    Servicing the debt of our subsidiaries requires a significant amount of cash, and our subsidiaries may not generate a sufficient level of cash flow from their businesses to make scheduled payments on their debt.
Our subsidiaries’ ability to make scheduled payments of the principal of, to pay interest on or to refinance their indebtedness depends on our subsidiaries’ future performance, which is subject to certain economic, financial, competitive and other factors beyond our control. Our subsidiaries may not generate cash flow from operations in the future sufficient to service their debt or make necessary capital repayments. If they are unable to generate such cash flow, our subsidiaries may be required to adopt one or more alternatives, such as selling assets, restructuring debt, incurring additional indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our subsidiaries’ ability to refinance their indebtedness will depend on the financial markets and their financial condition at such time. Our subsidiaries may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our subsidiaries’ debt obligations and a material adverse effect on the value of our ADSs.
(c)    Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services or their other responsibilities cause them to be unable to devote sufficient time and attention to our company.
We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our co-chairman and chief executive officer, Mr. Lawrence Ho. The loss of the services of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. We do not currently carry key person insurance on any members of our senior management team.
(d)    We have recruited a substantial number of new employees for each of our properties and competition may limit our ability to attract or retain suitably qualified management and personnel.
We require extensive operational management and staff to operate both Altira Macau and City of Dreams. Accordingly, we undertook a major recruiting program before both openings. The pool of experienced gaming and other skilled and unskilled personnel in Macau is limited. Many of our new personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience are needed. Moreover, competition to recruit and retain qualified gaming and other personnel is expected to continue. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers, croupiers and supervisors. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business.

(e)    If we are unable to obtain approval for an increase in the developable gross floor area of the City of Dreams site and the consequent amendments to the terms of our land concession, we could forfeit all or a substantial part of our investment in the site and we would not be able to complete and fully operate the facility as planned.
On August 13, 2008, the Macau government granted a land concession to Melco Crown (COD) Developments for lands consisting of approximately 113,325 square meters (1.2 million sq. ft.) that comprise the City of Dreams site in Cotai for a period of 25 years, renewable for further consecutive periods of up to ten years each. The land concession enables Melco Crown (COD) Developments to develop five star hotels, four star hotels, apartment hotels and a parking area with the total gross floor area of 515,156 square meters (approximately 5,545,093 sq. ft.). We have applied for an amendment to the land concession to enable the increase of the total developable gross floor area to 668,574 square meters (approximately 7,196,470 sq. ft.) for which we must pay an additional premium. In March 2010, our subsidiaries Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and paid the additional premium. Following the publication in the Macau official gazette of such revision the land grant amendment process will be complete. We are unable to project with any certainty the exact timing of the publication of the revised land grant. Until the occurrence of such publication, the land grant amendment process is not complete and our ability to fully operate City of Dreams as planned remains at risk and we could potentially lose all or a substantial part of our investment in City of Dreams should the publication fail to occur.
(f)    Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.
We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. Such coverage includes property damage, business interruption and general liability. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium cost, terms, conditions and limits upon policy renewals. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage. We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses. If we incur loss, damage or liability for amounts exceeding the limits of our current or future insurance coverage, or for claims outside the scope of our current or future insurance coverage, our financial conditions and business operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, contagious or infectious disease, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire or natural disasters, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we intend to carry business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.
(3)    Risks Relating to Our Business and Operations in Macau
(a)    Conducting business in Macau has certain political and economic risks that may lead to significant volatility and have a material adverse effect on our results of operations.
All of our operations are in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:
•	changes in Macau’s and China’s political, economic and social conditions;

•	tightening of travel restrictions to Macau which may be imposed by China;

•	changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations;

•	changes in foreign exchange regulations;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation.

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
The Macau government granted us land leases for lands for Altira Macau and for City of Dreams. We have applied for approval from the Macau government to increase the developable gross floor area of City of Dreams. The opening and operation of the areas of City of Dreams for which construction is not yet completed will be subject to our obtaining an occupancy permit for such areas.
In January 2008, Former Secretary for Public Works and Transport of Macau, Mr. Ao Man Long, was convicted and sentenced to a prison term of 28.5 years on charges involving corruption, bribery, irregular financial activities and money laundering. Those being tried and convicted in cases connected with the conviction of Mr. Ao in 2008 are related to local companies to whom several major public works and services contracts were awarded and for whom certain licensing procedures were allegedly expedited. Mr. Lao Sio-Io was appointed the new Secretary for Transport and Public Works in March 2007. We cannot predict whether any ongoing or further prosecutions and investigations will adversely affect the functioning of the Macau Land, Public Works and Transports Bureau, any approvals that are pending before it, or for which applications may be made in the future (including with respect to our possible future projects), or will give rise to additional scrutiny or review of any approvals, including those for Altira Macau and City of Dreams, that were previously approved or granted through this Bureau and the Secretary for Transport and Public Works of Macau.
As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. A slowdown in economic growth and tightening of restrictions on travel imposed by China could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos, which could have a material adverse effect on the results of our operations and financial condition.
(b)    The winnings of our patrons could exceed our casino winnings.
Our revenues are mainly derived from the difference between our casino winnings and the winnings of our casino patrons. Since there is an inherent element of chance in the gaming industry, we do not have full control over our winnings or the winnings of our casino patrons. If the winnings of our patrons exceed our casino winnings, we may record a loss from our gaming operations, and our business, financial condition and results of operations could be materially and adversely affected.
(c)    Theoretical win rates for our casino operations depend on a variety of factors, some beyond our control.
In addition to the element of chance, theoretical win rates are also affected by other factors, including players’ skill and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets placed by our players and the amount of time players spend on gambling—thus our actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause our quarterly results to be volatile. Each of these factors, alone or in combination, have the potential to negatively impact our win rates, and our business, financial condition and results of operations could be materially and adversely affected.
(d)    Our gaming business is subject to cheating and counterfeiting.
All gaming activities at our table games are conducted exclusively with gaming chips which, like real currency, are subject to the risk of alteration and counterfeiting. We incorporate a variety of security and anti-counterfeit features to detect altered or counterfeit gaming chips. Despite such security features, unauthorized parties may try to copy our gaming chips and introduce, use and cash in altered or counterfeit gaming chips in our gaming areas. Any negative publicity arising from such incidents could also tarnish our reputation and may result in a decline in our business, financial condition and results of operation.
Our existing surveillance and security systems, designed to detect cheating at our casino operations, may not be able to detect all such cheating in time or at all, particularly if patrons collude with our employees. In addition, our gaming promoters or other persons could, without our knowledge, enter into betting arrangements directly with our casino patrons on the outcomes of our games of chance, thus depriving us of revenues.

(e)    Because we depend upon our properties in one market for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more markets.
We are and will be primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. Given that our current operations are and will be conducted only at properties in Macau, we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:
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
(f)    Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.
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
Our revenues in Macau are denominated in H.K. dollars and Patacas, the legal currency of Macau. Although currently permitted, we cannot assure you that H.K. dollars and Patacas will continue to be freely exchangeable into U.S. dollars. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. Also, because the currency market for Patacas is relatively small and undeveloped, our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars.
(g)    Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.
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

(h)    An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (avian flu or bird flu), Severe Acute Respiratory Syndrome, or SARS, or H1N1 virus (swine flu) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.
During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of December 30, 2009, the WHO has confirmed a total of 282 fatalities in a total number of 467 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not yet been developed and there is evidence that the H5N1 virus are evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions. There can be no assurance that an outbreak of avian flu, SARS, H1N1 or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.
(i)    Macau is susceptible to severe typhoons that may disrupt our operations.
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
(j)    Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our indebtedness, expenses and profitability.
Although the majority of our revenues are denominated in Hong Kong dollars, our expenses will be denominated predominantly in Patacas and in connection with a significant portion of our indebtedness and certain expenses, U.S. dollars. We expect to incur significant debt denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. We do not hedge our exposure to foreign currencies. Instead we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.
(k)    Contract parties may not be able to secure adequate financing.
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
(4)    Risks Relating to Our Operations in the Gaming Industry in Macau
(a)    Because our operations face intense competition in Macau and elsewhere in Asia, we may not be able to compete successfully and we may lose or be unable to gain market share.
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

We also compete to some extent with casinos located in other countries, such as Malaysia, North Korea, South Korea, the Philippines, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Singapore have legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded a casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in 2006. Genting International Bhd. opened its casino on February 14, 2010 and Las Vegas Sands is scheduled to open its on April 27, 2010. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our financial condition, results of operations or cash flows.
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
(b)    The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase competition in Macau and cause us to lose or be unable to gain market share.
Melco Crown Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. The Macau Government has announced that until further assessment of the economic situation in Macau there will not be any increase in the number of concessions or subconcessions. However, the policies and laws of the Macau government could change and the Macau government could grant additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.
(c)    Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significant by increase our costs, which could cause our projects to be unsuccessful.
Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Altira Macau casino, the City of Dreams casinos, the Mocha Clubs, and other future projects including Macau Studio City and any other locations we may operate from time to time. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful.
In September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling. This policy, which is being enforced as of December 2009, may limit our ability to develop successful relationships with gaming promoters and attract rolling chip patrons. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our gaming subconcession.
Also the Macau government has announced its intention to raise the minimum age required for the entrance in casinos in Macau from 18 years of age to 21 years of age. As far as employment is concerned, it was further announced that this measure, when adopted, would allow casino employees to maintain their positions while in the process of reaching the minimum required age. If implemented, this could adversely affect our ability to engage sufficient staff for the operation of our projects.
The Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 by the end of 2012.
Also, the Macau government announced that it intends to restrict the ability of operators to open slot lounges, such as our Mocha Clubs, in residential areas. This policy may limit our ability to find new sites or maintain existing sites for the operation of our Mocha Clubs. The Macau government also announced its intention to regulate and control the increase of gaming tables that may be operated in Macau, which may adversely affect the future expansion of our business.
Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe that our organizational structure and operations are currently in compliance in all material respects with all applicable laws and regulations of Macau. However, these laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations or issue new or modified regulations that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.
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

(d)    Under Melco Crown Gaming’s subconcession, the Macau government may terminate the subconcession under certain circumstances without compensation to Melco Crown Gaming, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects.
Under Melco Crown Gaming’s gaming subconcession, the Macau government has the right to unilaterally terminate our subconcession in the event of non-compliance by Melco Crown Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, Melco Crown Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, please see “Item 4. Information on the Company—B. Business Overview—Gaming Regulations—Subconcession Contract”. These events could lead to the termination of Melco Crown Gaming’s subconcession without compensation to Melco Crown Gaming. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation. Melco Crown Gaming has entered into a service agreement with New Cotai Entertainment (Macau) Limited, or New Cotai Entertainment, and New Cotai Entertainment, LLC pursuant to which Melco Crown Gaming will operate the casino premises in its hotel casino resorts. If New Cotai Entertainment, or other parties with whom we may, in the future, enter into similar agreements were to be found unsuitable or were to undertake actions that are inconsistent with Melco Crown Gaming’s subconcession terms and requirements, we could suffer penalties, including the termination of the subconcession.
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
Under the subconcession contract, we are required to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Altira Macau and City of Dreams, by December 2010. According to our financial statements, we believe that the amount we have invested in developing Altira Macau and City of Dreams as at December 31, 2009 is in excess of the minimum investment amount criteria as set out under the subconcession contract. We expect to obtain the necessary Macau government confirmation of our compliance with such minimum investment amount criteria. If we do not receive confirmation of compliance of this minimum investment amount criteria or if we do not meet the required deadline for satisfying other conditions in the subconcession contract, we may lose the right to continue operating our properties developed under the subconcession or suffer the termination of the subconcession by the Macau government.
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
(e)    Melco Crown Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.
Melco Crown Gaming’s subconcession contract expires in 2022. Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of Melco Crown Gaming’s subconcession, unless Melco Crown Gaming’s subconcession were extended, only that portion of casino premises within our developments as then designated with the approval of the Macau government, including all gaming equipment, would automatically revert to the Macau government without compensation to us. Until such amendments come into effect, all our casino premises and gaming equipment would revert automatically to the Macau government without compensation to us. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenue generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that Melco Crown Gaming would be able to renew or extend its subconcession contract on terms favorable to us, or at all. We also cannot assure you that if Melco Crown Gaming’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.
(f)    While Melco Crown Gaming will not initially be required to pay corporate income taxes on income from gaming operations under the subconcession, this tax exemption will expire in 2011, and it may not be extended.
The Macau government has granted to Melco Crown Gaming the benefit of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011. When this tax exemption expires, we cannot assure you that it will be extended beyond the expiration date.
Furthermore, the Macau government has granted to our subsidiary Altira Hotel declaration of utility purposes benefit, pursuant to which, for a period of 12 years, it is entitled to a vehicle and property tax holiday on any vehicles and immovable property that it owns or has been granted. Additionally, under the tax holiday, this entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of corporate income tax for the same period of time. We have applied for the same tax holidays for Melco Crown (COD) Hotels in relation to the hotels at City of Dreams, but we cannot assure you that they will be granted by the Macau government on as favorable terms, or at all.
(g)    We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.
We conduct our table gaming activities at our casinos to a limited degree on a credit basis, and expect to continue this practice in the future. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances Hong Kong. As most of our gaming customers are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. If we accrue large receivables from the credit extended to our customers, we could suffer a material adverse impact on our operating results if those receivables are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue notwithstanding our uncollectible receivable.
(h)    The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenue.
We conduct our table gaming activities at our casinos to a limited degree on a credit basis and our gaming promoters also conduct their operations by extending credit to gaming patrons. The general economic downturn and turmoil in the financial markets have placed broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. Continued tightening of liquidity conditions in credit markets may constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.
(i)    Our business may face a higher level of volatility due to our focus on the rolling chip segment of the gaming market.
A significant proportion of our revenues is generated from the rolling chip segment of the gaming market. The revenues generated from the rolling chip segment of the gaming market are acutely volatile primarily due to high bets, and the resulting high winnings and losses. As a result, our business and results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage this volatility.
(j)    We depend upon gaming promoters for a portion of our gaming revenue and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters, our ability to attract rolling chip patrons may be adversely affected.
Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. As of December 31, 2009, we had agreements in place with approximately 55 gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters.
(k)    We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators.
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

In particular, the reputations of the gaming promoters we deal with are important to our own reputation and Melco Crown Gaming’s ability to continue to operate in compliance with its subconcession. While we endeavor to ensure high standards of probity and integrity in the gaming promoters with whom we are associated, we cannot assure you that the gaming promoters with whom we are associated will always maintain such high standards. If we were to deal with a gaming promoter whose probity was in doubt or who failed to operate in compliance with Macau law consistently, this may be considered by regulators or investors to reflect negatively on our own probity and compliance records. If a gaming promoter falls below our standards of probity, integrity and legal compliance, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming regulators with authority over our operations.
(l)    Since May 2008, China has imposed government restrictions on Chinese citizens traveling from mainland China to Macau. If China or other countries impose further restrictions on travel to Macau, our business or results of operations could be adversely affected.
We have made significant investments to develop our casino gaming and entertainment resort facilities and intend to make significant additional investments to develop Phase II at City of Dreams, based, in part, on our expectation of future visitor arrivals in Macau, particularly from mainland China. In 2007, 2008 and 2009, tourists from mainland China accounted for approximately 55.1%, 50.6% and 50.5%, respectively, of all visitors to Macau. If visitor arrivals from China and elsewhere fail to increase as anticipated or decrease further, our existing business and business prospects could be adversely affected.
Visitor arrivals from China and elsewhere may be negatively affected by visa and other travel restrictions from various countries. The Chinese government controls the flow of visitors from mainland China into Macau, as Chinese citizens must obtain visas to visit Macau. Under China’s Individual Visit Scheme (“IVS”), Chinese citizens from 49 urban centers and economically developed regions in the PRC may be eligible to obtain visas to visit Macau individually and not as part of a tour. The number of permits granted under the IVS has been gradually increasing since the system was introduced in 2003.
Between May and September 2008, the Chinese government imposed tighter restrictions on travel to Macau and may impose further restrictions in the future. In May and July 2008, the Chinese government readjusted its visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In September 2008, it was publicly announced that mainland Chinese citizens with only a Hong Kong visa and not a Macau visa could no longer enter Macau from Hong Kong. In addition, in May 2009, China also began to restrict the operation of “below-cost” tour groups involving low up-front payments and compulsory shopping. These restrictions had a material adverse effect on the number of visitors to Macau from mainland China.
Visitor arrivals in Macau decreased by 5.2% to 21.8 million in 2009, compared to 22.9 million in 2008. Further restrictions on travel from China or other countries to Macau or any increase in prices of tours to Macau, as a result of new regulations on travel agencies or otherwise, may reduce the number of visitors to Macau in general and to our properties in particular.
(m)    We cannot assure you that anti-money laundering policies that we have implemented, and compliance with applicable anti-money laundering laws, will be effective to prevent our casino operations from being exploited for money laundering purposes.
Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau. However, we cannot assure you that any such policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau. In the normal course of business, we expect to be required by regulatory authorities from Macau and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations. Any incidents of money laundering, accusations of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations.
(n)    If Macau’s transportation infrastructure does not adequately support the development of Macau’s gaming and leisure industry, visitation to Macau may not increase as currently expected, which may adversely affect our projects.
Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, plane and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects.

(5)    Risks Relating to Our Indebtedness
(a)    Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.
We have incurred and expect to incur, based on current budgets and estimates, secured long-term indebtedness, including the following:
•
approximately US$1.75 billion under the City of Dreams Project Facility primarily for the development and construction of City of Dreams, of which we have drawn down an amount equivalent to approximately US$1.68 billion as of the date of this annual report; and

•	financing for a significant portion of the costs of developing Phase II at the City of Dreams site, in an amount which is as yet undetermined.
Our significant indebtedness could have important consequences. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt bears interest at variable rates;

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

(b)    We may not be able to generate sufficient cash flow to meet our debt service obligations.
Our ability to make scheduled payments due on our existing and anticipated debt obligations and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.
(c)    The terms of our and our subsidiaries’ indebtedness may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.
The City of Dreams Project Facility and associated facility and security documents that Melco Crown Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Gaming, and therefore, effectively on us. The covenants in the City of Dreams Project Facility restrict or limit, among other things, our and our subsidiaries’ ability to:
•	incur additional debt, including guarantees;

•	create security or liens;

•	dispose of assets;

•	make certain acquisitions and investments;

•	make other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	enter into sale and leaseback transactions;

•	engage in new businesses;

•	issue preferred shares; and

•	enter into transactions with shareholders and affiliates.
In addition, the restrictions under the City of Dreams Project Facility contain financial covenants, including requirements that we satisfy certain tests or ratios for the twelve month period commencing October 1, 2009 and ending September 30, 2010, and thereafter for each successive twelve month periods ending on the last day of each quarter of our financial year, such as:
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
(d)    Drawdown or rollover of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access or roll over loan advances under such facilities. We do not guarantee that we are able to satisfy all conditions precedent under our current or future debt facilities.
Our current and future debt facilities require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances in any debt facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down or roll over loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.
(e)    Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.
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

(f)    Recent turmoil in the credit markets taken together with the role of the credit agencies may affect our ability to maintain current financing or obtain future financing which could result in delays in our project development schedule and could impact our ability to generate revenue from operations at our present and future projects.
The recent turmoil in the credit markets may adversely affect our ability to maintain our current debt facility and to obtain additional or future financing for our operations and our current and future projects. If we are unable to maintain our current debt facility or obtain suitable financing for our operations and our current or future projects, this could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of future projects. This may limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. The costs incurred by any new financing may be greater than anticipated due to the recent turmoil in the credit markets.
(6)    Risks Relating to Our Corporate Structure and Ownership
(a)    Our existing shareholders will have a substantial influence over us and their interests in our business may be different than yours.
Melco and Crown together own the substantial majority of our outstanding shares, with each beneficially holding approximately 33.4% of our outstanding ordinary shares (exclusive of any ordinary shares represented by ADSs held by SPV) as of the date of this annual report. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our company under which each will agree to, among other things, vote its shares in favor of three nominees to our board designated by the other.
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
(b)    Business conducted through joint ventures involves certain risks.
We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in MCE. As a joint venture controlled by Melco and Crown, there are special risks associated with the possibility that Melco and Crown may: (1) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (2) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (3) take actions contrary to our policies or objectives; (4) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (5) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.
(c)    Melco and Crown may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau which could have material adverse consequences to us and the interests of our minority shareholders.
Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown’s Crown Casino Melbourne and Burswood Casino in Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Specifically, we have support arrangements with Melco and Crown under which they provide us technical expertise in connection with the on-going development of City of Dreams and the operations of the Altira Macau, City of Dreams and the Mocha Clubs businesses. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth. We cannot guarantee you that Melco and Crown will make strategic and other decisions which do not adversely affect our business.

(d)    Changes in our share ownership, including a change of control or a change in the amounts or relative percentages of our shares owned by Melco and Crown, could result in our inability to draw loans or events of default under our indebtedness.
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
(e)    Crown’s investment in our company is subject to regulatory review in several jurisdictions and if regulators in those jurisdictions were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, then Crown maybe required to withdraw from the joint venture.
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
Under a previously announced Preferred Purchase Agreement, Crown has been required to be approved by gaming regulators in the State of Nevada and is undergoing approval in the State of Pennsylvania in the United States in relation to an investment in Cannery Casino Resorts LLC which owns and operates casinos in those states.
In all jurisdictions in which Crown, or one of its wholly owned subsidiaries, holds a gaming license or Crown has a significant investment in a company which holds gaming licenses, gaming regulators are empowered to investigate associates, including business associates of Crown to determine whether the associate is of good repute and of sound financial resources. If, as a result of such investigation, the relevant gaming regulator determines that, by reason of its association, Crown has ceased to be suitable to hold a gaming license or to hold a substantial investment in the holder of a gaming license then the relevant gaming regulator may direct Crown to terminate its association or risk losing its gaming license or approval to invest in the holder of a gaming license in the relevant jurisdiction.
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
(f)    We are a holding company and our only material sources of cash are and are expected to be dividends, distributions and payments under shareholder loans from our subsidiaries.
We are a holding company with no material business operations of our own. Our only significant asset is the capital stock of our subsidiaries. We conduct virtually all of our business operations through our subsidiaries. Accordingly, our only material sources of cash are dividends, distributions and payments with respect to our ownership interests in or shareholder loans that we may make to our subsidiaries that are derived from the earnings and cash flow generated by our operating properties. Our subsidiaries might not generate sufficient earnings and cash flow to pay dividends, distributions or payments under shareholder loans in the future. In addition, our subsidiaries’ debt instruments and other agreements, including those that we have entered into in connection with City of Dreams, limit or prohibit, or are expected to limit or prohibit, certain payments of dividends, other distributions or payments under shareholder loans to us.

(7)    Risks relating to future developments
All our future construction projects will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects. These risks include the following:
•	lack of sufficient or delays in availability of financing;

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	environmental, health and safety issues, including site accidents and the spread of viruses such as H1N1 or H5N1;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.
The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake to complete. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.
(8)    Risks Relating to the ADSs
(a)    The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq and may be subject to fluctuations in the future, which could result in substantial losses to investors.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until March 16, 2010, the trading prices of our ADSs ranged from US$2.27 to US$23.55 per ADS and the closing sale price on March 16, 2010 was US$4.85 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:
•	uncertainties or delays relating to the financing, completion and successful operation of our future projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our share of the Macau gaming market;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, Hong Kong dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs or securities convertible or exchangeable or exercisable for ordinary shares or ADSs; and

•	rumors related to any of the above.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
(b)    We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.
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
(c)    Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.
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
Any decision by us to raise further equity in the market, which would result in dilution to existing shareholders, could cause the price of our ADSs to decline.

(d)    Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares of the depositary and in accordance with the provisions of the deposit agreement. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out the voting instructions of holders of ADSs in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure holders of ADSs that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in their capacity as an ADS holder, they will not be able to convene a shareholder meeting.
(e)    Holders of ADSs may be subject to limitations on transfers of your ADSs.
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
(f)    Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is unlawful or impractical to make them available to you.
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
(g)    We are a Cayman Islands exempted company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection in terms of shareholder rights than they would under U.S. law.
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
(h)    You may have difficulty enforcing judgments obtained against us.
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
(i)    We may be treated as a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. Holders.
Although the applicable rules are not clear, we believe that we were not in 2009, and we do not currently expect to be in 2010, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets (such as goodwill) and the amount and type of our income. Accordingly, there can be no assurance that we will not become a PFIC or that the U.S. Internal Revenue Service will agree with our conclusion regarding our PFIC status for any taxable year . If we are a PFIC in any year, U.S. Holders of the ADSs or ordinary shares could suffer adverse U.S. federal income tax consequences. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.
ITEM 4. INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Melco Crown Entertainment Limited was incorporated under the name of Melco PBL Entertainment (Macau) Limited in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an oversea company under the laws of Hong Kong in November 2006. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in MCE. As a result, in May 2008, we changed our name to Melco Crown Entertainment Limited.
Our subsidiary Melco Crown Gaming is one of six companies authorized by the Macau government to operate casinos in Macau.
In December 2006, we completed the initial public offering of our ADSs, each of which represents three ordinary shares, and listed our ADSs on the Nasdaq. We completed follow-on offerings of ADSs in November 2007, May 2009 and August 2009.
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
We have chosen to focus on the Macau gaming market because we believe that Macau will continue to be one of the largest gaming destinations in the world. In 2009, 2008 and 2007, Macau generated approximately US$14.9 billion, US$13.6 billion and US$10.4 billion of gaming revenue, respectively, according to the DICJ, compared to the US$5.5 billion, US$6.0 billion and US$6.7 billion (excluding sports book and race book) of gaming revenue, respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$3.9 billion, US$4.5 billion and US$4.9 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Casino Control Commission. Gaming revenue in Macau has increased at a five-year CAGR from 2004 to 2009 of 23.60% compared to five-year CAGRs of 0.86% and -3.89% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.
The Macau market is dominated by gaming table play heavily skewed to baccarat, which historically has accounted for more than 85% of all gaming revenues generated in Macau. There are two distinct forms or programs of baccarat which exist in Macau: rolling chip baccarat and non-rolling chip baccarat. A baccarat patron wagering under the rolling chip program will generally require credit in order to be able to buy-in to non-negotiable rolling chips and will earn a rebate derived from the volume of roll that the patron generates. The rebate has the effect of reducing the house advantage that exists to the favor of the casino on baccarat. Baccarat is also played in Macau on a non-rolling chip (or traditional cash chip) basis, which does not provide the patron with a rebate based on volume of play, and does not involve the provision of credit.
A substantial majority of the rolling chip baccarat segment revenue generated by the casino operators in Macau is derived from patrons who collaborate with gaming promoters, primarily in order to access the credit that is then available. A gaming promoter, also known as a junket representative, is a person who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation, and provides credit in their sole discretion, food and beverage services and entertainment in exchange for commissions or other compensation from a concessionaire or subconcessionaire. In 2009 the Macau government fixed the maximum commission that can be paid to junket operators.
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
Through our operations, we cater to a broad spectrum of potential gaming patrons, including patrons who seek the excitement of high stake rolling chip gaming, as well as more casual gaming patrons seeking a broader entertainment experience. We seek to attract these patrons from throughout Asia and in particular from Greater China.
Our leadership and vision have been evidenced over the last couple of years through the early development of the Mocha brand, the evolution of the Altira Macau (formerly known as Crown Macau) property, the ability to diversify our portfolio of properties and supporting our staff through market leading business models.
Our Mocha Clubs and Altira Macau operations have successfully driven a solid market share in their respective markets. The introduction of City of Dreams has rounded out these offerings and resulted in a well diversified gaming and entertainment mix within Macau.
Our aim to leverage the complimentary nature of and gain maximum benefit from each of our core assets will, we believe, enhance our market leadership position and strengthen our competitive advantage.

Operations
City of Dreams
City of Dreams, an integrated urban entertainment resort development, has become a “must experience” destination in Macau since it opened in Cotai in June 2009. As the only major casino opening in Macau in 2009, the resort brings together a collection of world-renowned brands such as Crown, Grand Hyatt, Hard Rock and Dragone to create an exceptional guest experience that appeals to a broad spectrum of visitors from around Asia and the world. The initial opening of City of Dreams featured a 420,000 sq. ft. casino with approximately 500 gaming tables and approximately 1,300 gaming machines; over 20 restaurants and bars; an array of some of the world’s most sought-after retail brands; and The Bubble, an iconic and spectacular audio visual multimedia experience. The Crown Towers and the Hard Rock Hotel offer approximately 300 guest rooms each. Grand Hyatt Macau offers approximately 800 guest rooms. A Dragone inspired theater production is scheduled to open in the purpose-built Theater of Dreams in the second half of 2010. A second planned phase of development at City of Dreams will feature an apartment hotel consisting of approximately 800 units, which will be financed separately from the rest of the City of Dreams. The development of the apartment hotel is subject to the availability of additional financing, the Macau government’s approval and the approval of our lenders under our existing and any future debt facilities. Our project costs, including the casinos, the Hard Rock hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the purpose built wet stage performance theater, all retail space together with food and beverage outlets, was US$2.4 billion, consisting primarily of construction and fit-out costs, design and consultation fees, and excluding the cost of land, capitalized interest and preopening expenses.
Altira Macau
Altira Macau is designed to provide a luxurious casino and hotel experience which is primarily tailored to meet the cultural preferences and expectations of Asian rolling chip customers and the gaming promoters who collaborate with Altira Macau. We believe that gaming venues traditionally available to high-end patrons in Macau have not offered the luxurious accommodation and facilities we offer at Altira Macau, and instead have focused primarily on intensive gaming during day trips and short visits to Macau. Altira Macau won the “Best Casino Interior Design Award” in the first International Gaming Awards in 2008 which recognizes outstanding design in the casino sector. Altira Macau has now been awarded the Forbes Five Star rating in both Lodging and Spa categories by the 2010 Forbes Travel Guide (formerly Mobil Travel Guide).
The casino at Altira Macau has approximately 183,000 sq. ft. of gaming space and features approximately 210 gaming tables. The multi-floor layout provides general gaming areas as well as limited access high-limit private gaming areas and private gaming rooms catering to high-end patrons. High-limit tables located in the limited access private gaming areas provide our high-end patrons with a premium gaming experience in an exclusive private environment. The table limits on our main casino floors accommodate a full range of casino patrons. Due to the flexibility of our multi-floor layout, we are able to reconfigure our casino to meet the evolving demands of our patrons and target specific segments we deem attractive on a periodic basis.
Altira Hotel, located within the 38-story Altira Macau, is recognized as one of the leading hotels in Macau. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with sweeping views of the surrounding area. The hotel comprises approximately 216 deluxe rooms, including 24 suites and 8 high end villas and features a luxurious interior design combining elegance and comfort with some of the latest in-room entertainment and communication facilities.
A number of restaurants and dining facilities are available at Altira Macau, including Tenmasa, a renowned Japanese restaurant in Tokyo, several Chinese and international restaurants, dining areas and restaurants focused around the gaming areas and a range of bars across multiple levels of the property. Altira Hotel also offers high-quality non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.
The introduction of highly experienced local management in 2008 to the Altira Macau property has been successful. Our team has a deep understanding of its customers and will continue to hone the operational effectiveness of our property through the development of a tailored experience for its customers.
Altira is a property brand that has been developed in-house by the Company to target the Asian rolling chip market. The brand supports our overarching business objective at the Altira Macau property of developing our position as the premier Asian rolling chip casino. The rebranding of Crown Macau as Altira Macau reinforces two key strategies for the property: first, to align the brand positioning of the property with its concentrated market focus on Asian rolling chip customers which has prevailed since late 2007; and second, to focus the Crown property brand solely at the City of Dreams property targeting premium VIP customers sourced through the regional marketing networks operated by us. The Altira brand was launched in April 2009. In late 2009 Altira successfully transitioned from a gaming promoter aggregator model to one where we contract directly with all our gaming promoters.

Mocha Clubs
Mocha Clubs first opened in September 2003 and has expanded operations to eight clubs with a total of approximately 1,500 gaming machines, each club with an average of approximately 187 gaming machines and gaming space ranging from approximately 5,000 sq. ft. to 15,000 sq. ft. The clubs comprise the largest non-casino-based operations of electronic gaming machines in Macau and are conveniently located with strong pedestrian traffic, typically within three-star hotels. Each club site offers a relaxed ambiance and electronic tables without dealers or punters. Our Mocha Club gaming facilities include the latest technology for gaming machines and offer both single player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against each other in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.
Mocha Clubs focus on mass market and casual gaming patrons, including local residents and day-trip customers, outside the conventional casino setting. The Mocha Club at Mocha Square which was temporarily closed for renovations from the end of 2007 resumed operations on February 20, 2009. We re-decorated the ground and first floors of the Hotel Taipa Square Mocha Club to facilitate easier access by customers during January 2009. As of December 31, 2009, Mocha had 1,561 gaming machines in operation, representing 11% of total machine installation in the market.
Taipa Square Casino
Taipa Square Casino held its grand opening on June 12, 2008. The casino has approximately 18,300 sq. ft. of gaming space and features approximately 31 gaming tables servicing mass market patrons. Taipa Square Casino operates within Hotel Taipa Square located on Taipa Island, opposite the Macau Jockey Club.
Development Projects
General
In the ordinary course of our business, in response to market developments and customer preferences, we have made and continue to make certain enhancements and refinements to our properties. We have incurred and will continue to incur these capital expenditures at our properties.
Future Pipeline Projects
We continually seek out new opportunities for additional gaming or related businesses in Macau and will continue to target the development of a future project pipeline in Macau in order to maximize the business and revenue potential of Melco Crown Gaming’s investment in its subconcession. This remains a core strategy for us. We will also maintain our focus on three principles in defining and setting the pace, form and structure for any future pipeline development. The three principles we adhere to are: (i) securing financing for any project before commencing construction; (ii) ensuring that our existing portfolio of properties is enhanced by the new development through a developed understanding of how the market for our properties and services has continued to evolve and segment; and (iii) pacing new supply in accordance with the demands of the market. We believe that the current capital raising market conditions will continue to be challenged for the foreseeable future and as such we expect that our existing pipeline of future development projects remains delayed beyond the end of the current year.
City of Dreams Phase II
We are in the final stage of concluding a revision to our land lease agreement for City of Dreams pursuant to which we will be able to increase the developed gross floor area by approximately 1.6 million square feet. It is our current plan to develop an apartment hotel tower at City of Dreams and we continue to assess market conditions and other operating factors to ascertain whether this plan represents best use of the potential developable opportunity at City of Dreams.
Macau Studio City Project
Melco Crown Gaming has entered into a services agreement with New Cotai Entertainment and New Cotai Entertainment, LLC, under which Melco Crown Gaming will operate the casino portions of the Macau Studio City project, a large scale integrated gaming, retail and entertainment resort development. The project is being developed by a joint venture between eSun Holdings Limited, CapitaLand Integrated Resorts Pte Ltd and New Cotai Holdings, LLC, which is primarily owned by investment funds and David Friedman, a former senior executive of Las Vegas Sands. Under the terms of the services agreement, Melco Crown Gaming will retain a percentage of the gross gaming revenues from the casino operations of Macau Studio City. We will not be responsible for any of the project’s capital development costs, and the operating expenses of the casino will be substantially borne by New Cotai Entertainment. The formal opening of Macau Studio City has not yet been announced. Factors influencing the opening of this project include consensus amongst the joint venturers regarding the development of this project and the timing for the completion of financing for this project.

Macau Peninsula Site
In May 2006, we entered into a conditional agreement to acquire a third development site, which is located on the shoreline of Macau Peninsula near the current Macau Ferry Terminal, or Macau Peninsula site. The acquisition price for the site was HK$1.5 billion (US$192.8 million), of which we paid a deposit of HK$100 million (US$12.9 million). The targeted purchase completion date of July 27, 2009 for the acquisition of the peninsula site passed and the acquisition agreement was terminated by the relevant parties on December 17, 2009. The deposit under the acquisition agreement has been refunded to us. Our decision to terminate the agreement to acquire the Macau Peninsula site was based on our view that Cotai has established itself as the primary location for future development projects.
Our Objective and Strategies
Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Macau. To achieve our objective, we have developed the following core business strategies:
Maintain a Strong Balance Sheet and Conservative Capital Structure, De-Leverage and Remain Alert to Opportunistic Growth Opportunities
We believe that a strong balance sheet is a core foundation for our future growth strategy. We will continue to raise the development funds that we need when we are able to do so, not when we are required to do so, and we will in the first instance and as priority apply surplus cash generated from our operations to de-leveraging. Where applicable, we will plan our developments to include marketable non-core assets that can be sold to aid the financing of our core assets. Our time horizon for the future growth and development of the business is long and we understand that our history of development remains short. We believe that patience is an important attribute in monitoring the development of the markets in which we operate, and in identifying and executing future development. We will endeavor to manage our business with this attitude and frame of mind.
Develop a Targeted Product Portfolio of Well-Recognized Branded Experiences
We believe that building strong, well-recognized branded experiences is critical to our success, especially in the brand-conscious Asian market. We intend to develop our brands by building and maintaining higher quality properties than those that are generally available in Macau currently and which rival other high-end resorts located throughout Asia, and by providing a distinctive and unique set of experiences tailored to meet the cultural preferences and expectations of Asian customers.
Although we strive to have all of our properties consistently adhere to the ideals above, we have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused strategy, we believe we can better service specific segments of the Macau gaming market.
Utilize Melco Crown Gaming’s Subconcession to Maximize Our Business and Revenue Potential
We intend to utilize Melco Crown Gaming’s subconcession, which, like the other concessions and subconcessions, does not limit the number of casinos we can operate in Macau, to capitalize on the potential growth of the Macau gaming market provided by the greater independence, flexibility and economic benefits afforded by being a subconcessionaire. Possession of a subconcession gives us the ability to negotiate directly with the Macau government to develop and operate new projects without the need to partner with other concessionaires or subconcessionaires. Furthermore, concessionaires and subconcessionaires such as SJM and Galaxy have demonstrated that they can leverage their licensed status by entering into arrangements with developers and hotel operators that do not hold concessions or subconcessions to operate the gaming activities at their casinos under leasing or services arrangements and keep a percentage of the revenues. In 2008, the Macau government imposed a moratorium on new casino services agreements. In the event such moratorium is lifted, we may consider entering into other, similar arrangements with other such developers and hotel operators, subject to obtaining the relevant approvals.
Develop Comprehensive Marketing Programs
We will continue to seek to attract customers to our properties by leveraging our brands and utilizing our own marketing resources and those of our founders. Altira Macau has combined its brand recognition with sophisticated customer management techniques and programs in order to build a significant database of repeat customers and loyalty club members. In addition, our international marketing network has established marketing offices in Beijing, Singapore, Taiwan and Malaysia and plans on establishing further marketing offices elsewhere in Asia. Through Mocha Clubs’ significant share of the Macau electronic gaming market, we have also developed a significant customer database and have developed a customer loyalty program, which we believe has successfully enhanced repeat play and further built the Mocha brand.

We will seek to continue to grow and maintain our customer base through the following sales and marketing activities:
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
Focus on Operating First Class Facilities
We have assembled a dedicated management team with significant experience in operating large scale, high quality resort facilities.
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
City of Dreams
The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (approximately 1.2 million sq. ft.). On August 13, 2008, the Macau government formally granted a land concession for the City of Dreams site to Melco Crown (COD) Developments for a period of 25 years, renewable for further consecutive periods of up to ten years each. The premium is approximately MOP 842.1 million (equivalent to US$105.1 million), of which approximately MOP 467.5 million (equivalent to US$58.3 million) has been paid as of December 31, 2009 and the remaining premium of approximately MOP 374.6 million (equivalent to US$46.8 million), accrued with 5% interest, will be paid in six biannual installments. We have also provided a guarantee deposit of approximately MOP 3.4 million (US$424,000), subject to adjustments, in accordance with the relevant amount of government land use fees payable during the year. The land concession enables Melco Crown (COD) Developments to develop five star hotels, four star hotels, apartment hotels and a parking area with a total gross floor area of 515,156 square meters (approximately 5,545,093 sq. ft.). We have applied for an amendment to the land concession to enable the increase of the total developable gross floor area and on October 16, 2009 we received from the Macau government the initial terms for the revision of the land lease agreement pursuant to which we would be able to increase the developable gross floor area to 668,574 square meters (approximately 7,196,470 sq. ft.). In March 2010, our subsidiaries Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium in the amount of MOP 257.4 million (equivalent to US$32.1 million) to the Macau government. Following the gazetting of such revision, the land grant amendment process will be complete. Under the revised land concession, the developable gross floor area at the site will be 668,574 square meters (approximately 7,196,470 sq. ft.).
During the construction period, we paid the Macau government land use fees at an annual rate of MOP 30.0 (US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP 3.4 million (US$424,000). According to the terms of the revised offer from the Macau government, the annual government land use fees payable are approximately MOP 9.5 million (US$1.2 million). The government land use fee amounts may be adjusted every five years.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings, and equipment.
Our purpose built 2,000 seat Theater of Dreams will stage “The House of Dancing Water” show. The production incorporates costumes, sets and audio and visual special effects. The cast of 77 international performance artists and the team of 130 production and technical staff have been recruited from 18 countries around the world. The House of Dancing Water is set to become the live entertainment centerpiece of City of Dreams’ overall leisure and entertainment offering. The production will reinforce City of Dreams’ position as a highly innovative and diverse entertainment-focused destination and strengthen the diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations.
Altira Macau
The Altira Macau property and equipment is located on a plot of land of approximately 5,230 square meters (56,295 sq. ft.) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years until 2049, subject to obtaining approvals from the Macau government. The terms and conditions of the land lease agreement entered into in March 2006 by Altira Developments, our wholly-owned subsidiary through which Altira Macau was developed, require a land premium payment of approximately MOP 149.7 million (US$18.7 million). The initial land premium payment of MOP 50.0 million (US$6.2 million) was paid on November 25, 2005 upon acceptance of the terms and conditions of the agreement and the balance was paid in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP 157,000 (US$20,000) was also paid upon signing of the lease and is subject to adjustments in accordance with the relevant amount of government land use fees payable during the year. We pay the Macau government land use fees of approximately MOP 1.4 million (US$171,000) per annum. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment.
The Macau government approved total gross floor area for development for the Altira Macau site of approximately 95,000 square meters (1,022,600 sq. ft.).
The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings, and equipment.
Mocha Clubs
Mocha Clubs operate at premises with a total floor area of approximately 63,010 sq. ft. at the following locations:

			Gaming
Mocha Club	Opening Date	Location	Area
			(in sq. ft.)
Mocha Altira	December 2008	Level 1 of Altira Macau	4,200
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	6,000
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	12,500
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,100
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,110
Taipa Square	March 2005	G/F, 1/F and 2/F of Hotel Taipa Square	14,500
Kingsway	April 2004	G/F of Kingsway Commercial Centre	6,100
Royal	September 2003	Lobby and 1/F of Hotel Royal	8,500

Total			63,010

For locations operating at leased or subleased premises, the lease and sublease terms are pursuant to lease agreements that expire at various dates through December 2021, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals, except for the Marina Plaza lease which will expire in 2011.
In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Taipa Square Casino
Taipa Square Casino premises, including the fit-out and gaming related equipment, located on the ground floor and level one within Hotel Taipa Square and having a floor area of approximately 1,700 square meters (approximately 18,300 sq. ft.), is operated under a Right-to-Use Agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macau) Company Limited. The agreement is for a term of one year from the date of execution and is automatically renewable subject to certain contractual provisions for successive periods of one year under the same terms and conditions until June 26, 2022.
Other Premises
Apart from the property sites for Altira Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Zhu Kuan Building whose property rights belong to us. The five units have a total area of approximately 839 square meters (approximately 9,029 sq. ft.) and we operate a Recruitment Center there. The five units were purchased by MPEL Properties Macau Limited, our indirect wholly owned subsidiary, for approximately HK$79.7 million (US$10.2 million) on August 15, 2008. The Zhu Kuan Building is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of up to ten years until 2049, subject to obtaining certain approvals from the Macau government.
Advertising and Marketing
We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a strong public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. We hold various promotions and special events, operate loyalty programs and have developed a series of commission and other incentive-based programs for offer to gaming promoters and individuals alike, to be competitive in the Macau gaming environment.
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
The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has agreed under the existing concessions that it would not grant any additional gaming concessions until April 2009 and has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that until further assessment of the economic situation in Macau there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 by the end of 2012. In accordance with the DICJ the number of gaming tables operating in Macau as of December 2009 was 4,770. The Macau government reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the Government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Government is prepared to authorize to operate.
SJM holds one of the three gaming concessions in Macau and currently operates multiple casinos throughout Macau. SJM has recently opened new facilities at Ponte 16 and Oceanus. Controlled by Dr. Stanley Ho, SJM has extensive experience in operating in the Macau market and long-established relationships in Macau.
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
MGM Grand Paradise, a joint venture, has been granted a subconcession under SJM’s concession. In December 2007, MGM Grand Paradise opened the MGM Grand Macau, which is located next to Wynn Macau on the Macau Peninsula.
We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in the Philippines, although they are relatively small compared to those in Macau. In addition, there are a number of casino complexes in Cambodia. We believe Australia currently offers the closest gaming facilities in Asia comparable to Macau casinos. The major gaming markets in Australia are located in Melbourne, Perth, Sydney and the Gold Coast.
Singapore has legalized casino gaming and awarded casino licenses to Las Vegas Sands Corporation and Genting International Bhd. in 2006. Genting opened its resort in Sentosa, Singapore in February 2010. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.
Intellectual Property
We have registered the trademarks “Altira”, “Mocha Club” and “City of Dreams” in Macau. We are currently examining the registration in Macau of certain other trademarks and service marks to be used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreements provide us the right to use the Grand Hyatt trademarks on a non-exclusive and non-transferable basis. Our trademark license agreements with Hard Rock Holdings Limited provide us the right to use the Hard Rock brand in Macau, which we plan to use at City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for a hotel and casino facility at City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. Crown Melbourne Limited, the owner of a number of “Crown” trademarks in Macau licensed to us has an ongoing legal proceeding regarding a number of “Crown” trademarks in Macau. For more information, see “—Legal and Administrative Proceedings”.
Legal and Administrative Proceedings
We are currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of our business. Our management does not believe that the outcome of such proceedings will have a material adverse effect on our company’s financial position or results of operations. Crown Melbourne Limited, a wholly-owned subsidiary of Crown and the owner of the “Crown” brand, registered a number of “Crown” based trademarks in Macau in 1996 and in 2005, sought to register other trademarks for the “Crown” brand. In August 2005, a company called Tin Fat Gestao E Investimentos Limitada, or Tin Fat, sought to have the registration of the registered marks removed on the basis of non-use and opposed the application for registration of the additional marks. These challenges mainly relate to the “accommodation” class of registration, not the gaming class. Tin Fat is the operator of a hotel adjacent to the Macau airport, which changed its name in 2004/2005 to Golden Crown China Hotel (Macau). Tin Fat has applied to register Golden Crown China Hotel (Macau) and the Chinese and Portuguese equivalents. Crown Melbourne Limited has successfully opposed these registrations and has defended a number of oppositions in the Macau Intellectual Property Department and the Court of First Instance in Macau. To date Tin Fat’s applications and oppositions have all been unsuccessful and they have lodged numerous appeals in there actions. In some of the Key opposition matters (such as the CROWN trade mark), Crown Melbourne Limited has succeeded in the final Court of Appeal in Macau (Tin Fat cannot further appeal).

We understand that Crown Melbourne Limited intends to continue to vigorously defend all the remaining appeals lodged by Tin Fat. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business as licensed to us by Crown Melbourne Limited. We understand that Crown Melbourne Limited intends to vigorously defend the appeal lodged by Tin Fat.
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
In August 2009 the Macau government amended the legislation on gaming promoter activity (Administrative Regulation 6/2002) permitting the imposition of a cap on the percentage of commissions payable by casino operators to gaming promoters. In September 2009 the Secretary for Economy and Finance issued a dispatch implementing a commission cap of 1.25% of net rolling effective as of September 22, 2009. The commission cap regulations impose fines (ranging from 100,000.00 patacas up to 500,000.00 patacas) on casino operators that do not comply with the cap and other fines (ranging from 50,000.00 patacas up to 250,000.00 patacas) on casino operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a gaming operator, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively).
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
Development of Gaming Projects/Financial Obligations. The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations in the Gaming Industry in Macau—Under Melco Crown Gaming’s subconcession, the Macau government may terminate the subconcession under certain circumstances without compensation to Melco Crown Gaming, which would prevent it from operating casino gaming facilities in Macau and could result in defaults under our indebtedness and a partial or complete loss of our investments in our projects”. As of December 31, 2009, we have invested in the aggregate approximately US$2.75 billion in Altira Macau and City of Dreams properties. We filed an application to obtain confirmation from the Macau government that we have invested in our project in Macau over MOP4.0 billion (US$499.2 million). The application is being analyzed by the Macau government and we are currently preparing additional information that has been requested by the Macau government. We expect to complete this procedure before December 2010.
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
Ownership and Capitalization. (1) Any person who directly acquires voting rights in Melco Crown Gaming will be subject to authorization from the Macau government, (2) Melco Crown Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies, (3) any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company), (4) the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Gaming, and (5) the Chief Executive of Macau could require the increase of Melco Crown Gaming’s share capital if he deemed it necessary. Under the authorization for the transfer of obligations, the Macau government has imposed that the transfer of shares in any direct or indirect shareholders of Altira Hotel, Altira Developments and Melco Crown (COD) Developments is subject to authorization from the Macau government.

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
Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but in the case of Mocha Slot Group Limited, it was subject to Macau complementary tax of 12% on activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to Melco Crown Gaming.
Our subsidiaries incorporated in Macau are subject to Macau complementary tax of 12% on their activities conducted in Macau. Having obtained a subconcession, Melco Crown Gaming has applied and has been granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax). This tax holiday exempts us from paying the Macau complementary tax for five years from 2007 to 2011 on income from gaming generated by Altira Macau, Mocha Clubs and City of Dreams, but we will remain subject to Macau complementary tax on profits from our non-gaming businesses. When this tax exemption expires, we cannot assure you that it will be extended beyond the expiration date.
Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax on any profits arising in or derived from Hong Kong. One of our subsidiaries incorporated in Hong Kong is also subject to Macau complementary tax on its activities conducted in Macau and another one is subject to corporate tax in Beijing, Singapore, Taiwan on the activities conducted in Beijing, Singapore, Taiwan respectively through its marketing offices located in these jurisdictions.
Our subsidiaries incorporated in New Jersey and Delaware in the United States are subject to US federal and relevant state and local taxes.
Dividend Distribution
Restrictions on Distributions. We are a holding company with no material operations of our own. Our assets consist, and will continue to consist, of our shareholdings in our subsidiaries. Our subsidiaries’ current and future financing facilities will restrict our subsidiaries’ ability to pay dividends to us and any financings we may enter into will likely restrict our ability to pay dividends to our shareholders. There is a blanket prohibition on paying dividends during the construction phase of the City of Dreams. Upon completion of the construction of City of Dreams, the relevant subsidiaries will only be able to pay dividends if they satisfy certain financial tests and conditions.
Distribution of Profits. All of our subsidiaries incorporated in Macau are required to set aside a minimum ranging from 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the statement of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the financial statements in the year in which it is approved by the boards of directors of the subsidiaries. As of December 31, 2009 and 2008, the balance of the reserve amounted to US$3,000 in each of these periods.

C. ORGANIZATIONAL STRUCTURE
Current Corporate Structure
We are a holding company for the following principal operating subsidiaries: (1) Melco Crown Gaming, which is the holder of our subconcession; (2) Altira Hotel, (3) Altira Developments, (4) Melco Crown (COD) Hotels, and (5) Melco Crown (COD) Developments.
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
Prior to the close of the City of Dreams Project Facility, three more holding companies were incorporated through which we now hold our shares in Melco Crown Gaming: (1) MPEL Nominee One Limited or MPEL Nominee One, a Cayman Islands company, which is a 100% subsidiary of MPEL International and now holds 100% of the shares in MPEL Investments which in turn holds approximately 90% of the shares in Melco Crown Gaming made up of 1,799,999 class A shares and 7,200,000 class B shares ; (2) MPEL Nominee Three Limited or MPEL Nominee Three, a 100% subsidiary of MPEL Nominee One, which now holds one class A share in Melco Crown Gaming; and (3) MPEL Nominee Two Limited, which holds a minority shareholding in Melco Crown Gaming’s Macau operating companies.
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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our major subsidiaries as of December 31, 2009.

1.
In respect of shares of each Macau subsidiary shown above, the shares are owned as to 96% by Melco Crown Gaming (Macau) Limited and 4% by MPEL Nominee Two Limited, except for the subsidiary referred to in footnote 2 below.

2.	The shares of this company are owned as to 99.98% by Melco Crown Gaming (Macau) Limited, 0.01% by MPEL Nominee Three Limited and 0.01% by MPEL Nominee Two Limited.

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
Overview
We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities focused exclusively on the Macau market. We currently own and operate City of Dreams, which opened on June 1, 2009, Altira Macau which opened on May 12, 2007 and Mocha Clubs, a non-casino based operation of electronic gaming machines, which has been in operation since September 2003. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Early Stage of Development”. For detailed information regarding our operations and development projects, see “Item 4. Information on the Company—B. Business Overview”.
A. OPERATING RESULTS
Operations
City of Dreams
City of Dreams opened on June 1, 2009 and currently features a casino area of approximately 420,000 sq. ft. with a total of approximately 400 gaming tables and approximately 1,300 gaming machines; 1,400 hotel rooms and suites, over 20 restaurants and bars; 31 retail outlets; an innovative audio visual multimedia experience; recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. We are currently in the process of completing new entertainment venues to deliver our full service offering at City of Dreams. Our plan to construct an apartment hotel at City of Dreams is currently under evaluation.
Altira Macau
Altira Macau currently features a casino area of approximately 183,000 sq. ft. with a total of approximately 210 gaming tables, 216 deluxe hotel rooms, including 24 suites and 8 high end villas, several fine dining and casual restaurants, recreation and leisure facilities, including a health club, pool and spa and lounges and meeting facilities.
Since our opening of Altira Macau, we have further enhanced the casino in response to market demand and transferred the management of gaming machines to Mocha Clubs in 2008.
Mocha Clubs
Melco Crown Gaming currently operates eight Mocha Clubs in Macau with a total of approximately 1,500 gaming machines in operation.
Taipa Square Casino
Taipa Square Casino opened on June 12, 2008 and has approximately 18,300 sq. ft. of gaming space and features approximately 31 gaming tables.

Future Pipeline Projects
The Macau Studio City Project
Due to various developmental and financing issues related to Macau Studio City, a large scale integrated gaming, retail and entertainment resort development on Cotai, no estimated opening date can be projected at this point. Upon the completion of construction and occurrence of opening date for this project, we will be in a position to commence operating the casino portions of this project under a services agreement with New Cotai Entertainment (Macau) Limited. Other than entering into this services agreement, there have been no operating cashflows associated with this project.
Summary of Financial Results
The following summarizes the results of our operations:

	Year Ended December 31,
	2009	2008	2007
	(in thousands of US$)
Net revenues	$1,332,873	$1,416,134	$358,496
Total operating costs and expenses	(1,604,920)	(1,414,960)	(554,313)
Operating (loss) income	(272,047)	1,174	(195,817)

Net loss	$(308,461)	$(2,463)	$(178,151)
Our results of operations for the years presented are not comparable for the following reasons:
•
On June 1, 2009, City of Dreams opened featuring a 420,000 sq. ft. casino with approximately 500 gaming tables and 1,300 gaming machines, as well as approximately 600 hotel rooms and 20 food and beverage outlets.

•	Following construction completion of Grand Hyatt Macau at City of Dreams in December 2009, a further 800 rooms were added.

•	On May 12, 2007, Altira Macau opened and was fully operational by July 14, 2007.
Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties. In addition to our debt facility we currently rely on operating cash flows from only three businesses, City of Dreams, Altira Macau and Mocha Clubs, all in Macau, which expose us to certain risks that competitors, whose operations are more diversified, may be better able to control.
Key Performance Indicators (KPIs)
In leading our company to the achievement of our objectives and strategies, we monitor our performance utilizing gaming resort industry key performance indicators. These indicators are included in our discussion below of the Company’s operational performance for the periods in which a Consolidated Statement of Operations is presented.
For casino revenue, KPIs are defined as follows:
•	Table games win : the amount of wagers won net of wagers lost that is retained and recorded as casino revenue.

•	Drop : the amount of cash and net markers issued that are deposited in a gaming table’s drop box to purchase gaming chips plus gaming chips purchased at the casino cage.

•	Gaming machine handle (volume) : the total amount wagered in gaming machines in aggregate for the period cited.

•	Win percentage-gaming machines : actual win expressed as a percentage of gaming machine handle.

•	Hold percentage : the amount of win (calculated before discounts and commissions) as a percentage of drop.

•	Expected hold percentage : casino win based upon our mix of games as a percentage of drop assuming theoretical house advantage is achieved.

There are also additional specific indicators utilized to monitor table game performance in Macau, relating to the VIP and mass market segments. In our VIP segment, customers primarily purchase identifiable chips known as non-negotiable chips (“Rolling Chips”) from the casino cage and there is no deposit into a gaming table drop box from chips purchased from the cage. Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips.
VIP market segment KPIs are known as rolling chip indicators and mass market segment KPIs are known as non-rolling chip indicators. These are defined as follows:
•	Rolling chip volume: the amount of non-negotiable gaming chips wagered and lost by the VIP market segment, therefore tracking the sum of all losing wagers.

•	Rolling chip hold percentage: VIP table games win as a percentage of rolling chip volume.

•	Non-rolling chip volume: the amount of table games drop in the mass market segment, therefore tracking the initial purchase of chips.

•	Non-rolling chip hold percentage: Mass market table games win as a percentage of non-rolling chip volume.
Rolling chip volume and non-rolling chip volume are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Non-rolling chip volume measures buy in. Therefore rolling chip volume will generally be substantially higher than non-rolling chip volume. As these volumes are the base used in the calculation of hold percentage with the same use of gaming win as the numerator, the hold percentage is smaller in the VIP market segment as opposed to the mass market segment.
Our combined expected rolling chip table games hold percentage (calculated before discounts and commissions) across City of Dreams and Altira Macau is in the range of 2.7% to 3.0%.
Our combined expected non-rolling chip table games hold percentage is in the range from 16% to 20%, which is based on the mix of table games at our casino properties as each table game has its own theoretical win percentage and our combined expected gaming machine hold percentage is in the range from 5% to 6%.
For Hotel Operations, KPIs are defined as follows:
•	Average Daily Rate, or ADR: calculated by dividing total room revenue (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Hotel occupancy rate: the average percentage of available hotel rooms occupied during a period

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
Our business is affected by the markets for both commercial (including retail) and residential real estate in Macau. Our plan to monetize the apartment hotel complex which may be constructed as Phase II of City of Dreams will be subject to fluctuations in the Macau real estate market.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenues
Consolidated net revenues in 2009 were US$1.33 billion, a decrease of US$83.3 million (or 5.9%) from US$1.42 billion for 2008. The decrease in net revenues was driven by a decline in global economic conditions combined with low rolling chip hold percentages at Altira Macau and City of Dreams and was partially offset by the opening of City of Dreams in June 2009 which contributed US$552.1 million in net revenues.

Consolidated net revenues in 2009 comprised of US$1.30 billion in casino revenues (97.9% of total net revenues) and US$28.2 million of net non-casino revenues (2.1% of total net revenues). Consolidated net revenues in 2008 comprised of US$1.41 billion in casino revenues (99.3% of total net revenues) and US$10.2 million of net non-casino revenues (0.7% of total net revenues).
Casino. Casino revenues for the year ended December 31, 2009 of US$1.30 billion represented a US$101.3 million (or 7.2%) decrease from casino revenues of US$1.41 billion for the year ended December 31, 2008 due to decrease in casino revenue at Altira Macau by US$651.0 million to US$653.0 million, primarily driven by a decline in rolling chip volume combined with lower rolling chip hold percentage, partially offset by revenue of US$532.5 million attributable to the opening of the City of Dreams in June 2009 with approximately 500 gaming tables and approximately 1,300 gaming machines.
Altira Macau’s rolling chip volume for 2009 of US$37.5 billion represented a decrease of US$24.8 billion from US$62.3 billion for 2008. Altira Macau’s hold percentage for VIP rolling chip table games (calculated before discounts and commissions) was 2.55% for 2009, below our expected level of 2.85% and a decrease from 2.85% for 2008. In the mass market table games segment, drop (non-rolling chip) was US$273.0 million for 2009 which decreased by 22.7% from US$353.2 million for 2008. The mass market hold percentage was 16.0% for 2009, within our expected range of 16.0% to 20.0% and an increase from 14.6% for 2008.
City of Dreams’ rolling chip volume was US$20.3 billion and hold percentage for VIP rolling chip table games (calculated before discounts and commissions) was 2.65% for 2009, below the expected level of 2.85%. In the mass table games segment, drop (non-rolling chip) totaled US$912.6 million and the hold percentage was 16.3%, which was in line with the expected range of 16.0% to 20.0% for the year ended December 31, 2009. Average net win per gaming machine per day was US$137.
Mocha Club’s average net win per gaming machine per day for 2009 was US$182, a decrease of approximately US$54 over 2008.
Rooms. Room revenue of US$41.2 million for the year ended December 31, 2009 represented a US$24.1 million (or 141.2%) increase from room revenue of US$17.1 million for the year ended December 31, 2008 due to the opening at City of Dreams, with approximately 1,650 hotel rooms across both properties. Altira Macau’s ADR, occupancy and REVPAR were US$219, 92% and US$201, respectively, for the year ended December 31, 2009. This compares with the ADR, occupancy and REVPAR of US$236, 94% and US$222, respectively for 2008. City of Dreams’ ADR, occupancy and REVPAR were US$159, 84% and US$133, respectively.
Food, beverage and others. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenue of US$28.2 million, and entertainment, retail and other revenue of approximately US$11.9 million. Other non-casino revenue for the year ended December 31, 2008 included food and beverage revenue of US$16.1 million, and entertainment, retail and other revenue of approximately US$5.4 million. The increase of US$18.6 million was primarily due to opening of City of Dreams and offset by decrease in revenue at Altira Macau as a result of reduced visitation.
Operating costs and expenses
Total operating costs and expenses were US$1.60 billion for the year ended December 31, 2009, an increase of US$190.0 million (or 13.4%) from US$1.41 billion for the year ended December 31, 2008. The increase in operating costs of US$190.0 million was primarily related to commencement of operation at City of Dreams in June 2009 and was partially offset by a decrease in operating costs at Altira Macau due to cost-savings initiatives.
Casino. Casino expenses decreased by US$29.6 million (or 2.6%) to US$1.13 billion in 2009 from US$1.16 billion in 2008 primarily due to decrease in gaming tax of US$328.3 million and US$140.9 million in casino-related expenses associated with payroll-related expenses and our rolling chip program at Altira Macau. This decrease was offset by an increase of US$440.7 million casino expenses attributable to the opening of City of Dreams.
Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 373.7% to US$6.4 million in 2009 from US$1.3 million in 2008, primarily due to commencement of operations at City of Dreams in June 2009.
Food, beverage and others. Food, beverage and other expenses increased by US$6.9 million (or 49.1%) to US$20.9 million in 2009 from US$14.0 million in 2008, primarily due to commencement of operation at City of Dreams and offset by decrease in expenses at Altira Macau driven by the associated decrease in revenue as described above.
General and administrative. General and administrative expenses increased by US$40.3 million (or 44.4%) to US$131.0 million in 2009 from US$90.7 million in 2008, primarily due to commencement of operations at City of Dreams in June 2009.

Pre-opening costs. Pre-opening costs of US$91.9 million were incurred in 2009 relating to the opening of City of Dreams. In 2008 we incurred pre-opening costs associated with City of Dreams of US$21.8 million. Such costs relate primarily to personnel training, equipment, marketing, advertising and other administrative costs in connection with the opening of the property.
Amortization of gaming subconcession. Amortization of gaming subconcession recorded on a straight-line basis remained stable at US$57.2 million in 2009 and 2008.
Amortization of land use rights. Amortization of land use rights expenses for 2009 of US$18.4 million remained relatively consistent with 2008 of US$18.3 million.
Depreciation and amortization. Depreciation and amortization expense increased by US$90.5 million (or 176.1%) to US$141.9 million in 2009 from US$51.4 million in 2008 primarily due to depreciation of assets of City of Dreams following its opening in June 2009.
Property charges and others. Property charges and others generally includes costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2009 was US$7.0 million which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project. Property charges and others for the year ended December 31, 2008 was US$0.3 million related to a minor reconfiguration of the casino at Altira Macau.
Non-operating (expenses) income
Non-operating (expenses) income consists of interest income and expenses, amortization of deferred financing costs, loan commitment fees, foreign exchange gain and loss as well as other non-operating income.
Interest income decreased by US$7.7 million (or 93.9%) to US$0.5 million in 2009, mainly due to a decline in interest rates and a decrease in average cash balances as a result of increased investment in completing the construction of City of Dreams.
Total interest expenses, which primarily included interest paid or payable on shareholders’ loans, the US$1.75 billion City of Dreams Project Facility, and interest rate swap agreements for 2009 and 2008 totalled US$82.3 million and US$49.6 million respectively, of which US$50.5 million and US$49.6 million was capitalized. Interest expenses net of capitalized interest increased by US$31.8 million, primarily due to cessation of capitalizable interest following the opening of City of Dreams together with additional borrowings under the City of Dreams Project Facility.
Other finance costs included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to the US$1.75 billion City of Dreams Project Facility. The decrease from 2008 was attributable to decreases in the undrawn commitments as a result of drawdowns, on the City of Dreams Project Facility during the second half of 2008 and the first half of 2009.
Net foreign exchange gains for 2009 were US$491,000, mainly resulting from foreign exchange transaction gains on Australian dollars, compared to US$1.4 million of net foreign exchange gains for 2008. Other non-operating income increased to US$2.5 million in 2009 from US$972,000 in 2008.
Income tax credit
Our negative effective income tax rate was 0.04% for the year ended December 31, 2009, as compared to 37.4% for the year ended December 31, 2008. The negative effective income tax rate for the years ended December 31, 2009 and 2008 differs from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets in 2009 and 2008, the impact of net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of tax holiday of US$8.9 million on Macau gaming operations during the year ended December 31, 2008 due to our income tax exemption in Macau, which is set to expire in 2011. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.
Net loss
As a result primarily of the foregoing, there was a net loss of US$308.5 million for 2009, compared to a net loss of US$2.5 million in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Revenues
Consolidated net revenues were US$1.42 billion for 2008, an increase of US$1.06 billion (or 295.0%) from US$358.5 million for 2007. The increase in net revenues was driven by improved operating performance and a full year of operations at Altira Macau, which opened on May 12, 2007 and was fully operational by July 14, 2007.
Consolidated net revenues in 2008 comprised of US$1.41 billion in casino revenues (99.3% of total net revenues) and US$10.2 million of net non-casino revenues (0.7% of total net revenues). Consolidated net revenues in 2007 comprised of US$348.7 million in casino revenues (97.3% of total net revenues) and US$9.8 million of net non-casino revenues (2.7% of total net revenues).
Casino. Casino revenues for the year ended December 31, 2008 of US$1.41 billion represented a US$1.06 billion (or 303.2%) increase from casino revenues of US$348.7 million for the year ended December 31, 2007. Altira Macau’s rolling chip volume for 2008 of US$62.3 billion represented an increase of US$47.9 billion from US$14.4 billion for 2007. Altira Macau’s hold percentage for VIP rolling chip table games (calculated before discounts and commissions) was 2.85% for 2008, in line with our expected level and an increase from 2.4% for 2007. In the mass table games segment, drop (non-rolling chip) totaled US$353.2 million for 2008 which increased by 46.8% from US$240.6 million for 2007. The mass market hold percentage was 14.6%, below the expected range of 16% to 18%, a decrease from 16.5% for 2007. Altira Macau’s gaming machine handle (volume) was US$166.9 million for 2008 an increase of US$24.8 million from US$142.1 million for 2007 and gaming machine revenue was increased by 36.7% to US$13.4 million for 2008. Mocha Club’s average net win per gaming machine per day for 2008 was US$236, an increase of approximately US$16 over 2007.
Rooms. Room revenue of US$17.1 million for the year ended December 31, 2008 represented a US$11.4 million (or 201.3%) increase from room revenue of US$5.7 million for the year ended December 31, 2007 due to a full year of operation at Altira Macau in 2008. Altira Macau’s ADR, occupancy and REVPAR were US$236, 94% and US$222, respectively, for the year ended December 31, 2008. This compares with the ADR, occupancy and REVPAR of US$266, 66% and US$174, respectively, for the year ended December 31, 2007.
Food, beverage and others. Other non-casino revenues for the year ended December 31, 2008 included food and beverage revenue of US$16.1 million, and entertainment, retail and other revenue of approximately US$5.4 million. Other non-casino revenue for the year ended December 31, 2007 included food and beverage revenue of US$11.1 million and entertainment, retail and other revenue of approximately US$2.0 million.
Operating costs and expenses
Total operating costs and expenses were US$1.41 billion for the year ended December 31, 2008, an increase of US$860.6 million (or 155.3%) from US$554.3 million for the year ended December 31, 2007. The increase in operating costs of US$860.6 million was primarily related to a full year of operations of Altira Macau with increases in expenses commensurate with the increase in revenues and offset by a decrease in pre-opening costs relating to Altira Macau as more fully described below.
Casino. Casino expenses increased by US$856.0 million (or 281.7%) to US$1.16 billion in 2008 from US$303.9 million in 2007, primarily due to an increase in gaming tax of US$574.3 million and US$257.6 million in casino-related expenses associated with additional payroll-related expenses and our rolling chip program at Altira Macau
Rooms. Room expenses, which represent the costs in operating the hotel facility at Altira Macau, decreased by 39.6% to US$1.3 million in 2008 from US$2.2 million in 2007, primarily due to an increase in complementary sales and recording the related costs under casino expenses.
Food, beverage and others. Food, beverage and other expenses increased by US$3.0 million (or 26.6%) to US$14.0 million in 2008 from US$11.0 million in 2007, primarily due to related increases in the revenue for these segments.
General and administrative. General and administrative expenses increased by US$7.9 million (or 9.6%) to US$90.7 million in 2008 from US$82.8 million in 2007, primarily due to growth in our operations, which included US$1.6 million in additional share-based compensation expense.
Pre-opening costs. Pre-opening costs of US$21.8 million were incurred in 2008 relating to the opening of City of Dreams. In 2007 we incurred pre-opening costs associated with both Altira Macau, which opened on May 12, 2007, and City of Dreams of US$37.0 million and US$3.0 million respectively. Such costs related to personnel training costs, equipment and other administrative costs, in connection with the future opening of these properties.

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
Depreciation and amortization. Depreciation and amortization expense increased by US$11.9 million (or 30.2%) to US$51.4 million in 2008 from US$39.5 million in 2007 primarily due to a full year of operation of Altira Macau.
Property charges and others. Property charges and others generally includes costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2008 was US$0.3 million related to a minor reconfiguration of the casino at Altira Macau. There was no property charges and others for the year ended December 31, 2007.
Non-operating (expenses) income
Non-operating (expenses) income consists of interest income and expenses, amortization of deferred financing costs, loan commitment fees, foreign exchange gain and loss as well as other non-operating income.
Interest income decreased to US$8.2 million in 2008 from US$18.6 million in 2007, mainly due to a decline in interest rates and a decrease in average cash balances due to increased investment in City of Dreams.
Interest expenses, which included interest paid or payable on shareholders’ loans, the US$1.75 billion City of Dreams Project Facility, and interest rate swap agreements in 2008 totalled US$49.6 million and was fully capitalized. The increase from US$14.5 million in 2007 was primarily due to additional borrowings drawn under the City of Dreams Project Facility together with a full year of interest charges for the City of Dreams Project Facility incurred in 2008 as compared with only three months in 2007.
Other finance costs included US$0.8 million of amortization of deferred financing costs net of capitalization and US$15.0 million of loan commitment fees related to the US$1.75 billion City of Dreams Project Facility. The increase from 2007 was attributable to additional fees incurred on the undrawn commitment of this facility.
Net foreign exchange gains for 2008 were US$1.4 million mainly resulting from foreign exchange transaction gains on H.K. dollar, compared to US$3.8 million of net foreign exchange gains for 2007. Other non-operating income increased to US$972,000 in 2008 from US$275,000 in 2007.
Income tax credit
Our negative effective tax rate was 37.4% for the year ended December 31, 2008, as compared to 0.8% for the year ended December 31, 2007. The negative effective income tax rate for the years ended December 31, 2008 and 2007 differ from statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets in 2008 and 2007, the effect of tax holiday of US$8.9 million on Macau gaming operations during the year ended December 31, 2008 and the impact of net loss of Macau gaming operations during the year ended December 31, 2007 due to our income tax exemption in Macau, which is set to expire in 2011. Management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.
Net loss
As a result primarily of the foregoing, there was a net loss of US$2.5 million for 2008, compared to a net loss of US$178.2 million in 2007.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates, including those relating to the estimated lives of depreciable assets, asset impairment, fair value of restricted shares and shares options granted, allowances for doubtful accounts, accruals for customer loyalty rewards, revenue recognition, income tax and fair value of derivative instruments and hedging activities. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates.

We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.
Property and equipment and other long-lived assets
We depreciate property and equipment on a straight line basis over their estimated useful lives commencing from the time they are placed in service. The estimated useful lives are based on the nature of the assets as well as current operating strategy and legal considerations such as contractual life. Future events, such as property expansions, property developments and refurbishments, new competition, or new regulations, could result in a change in the manner in which we use certain assets requiring a change in the estimated useful lives of such assets.
Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated lease term of the land on a straight-line basis. The expiry date of the leases of the land use rights of Altira Macau and City of Dreams were March 2031 and August 2033, respectively. The maximum useful life of assets at Altira Macau and City of Dreams is therefore deemed to be the remaining life of the land concession contract.
Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.
We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used, is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.
During the years ended December 31, 2009, 2008 and 2007, impairment losses amounting to US$282,000, US$17,000 and US$421,000, respectively, were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2009, an impairment loss amounting to $2.9 million was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement in December 2009.
Goodwill and purchased intangible assets
We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.
A detailed evaluation was performed as of December 31, 2009 and the computed fair value of our reporting unit was significantly in excess of the carrying amount. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2009.
Trademarks of Mocha Clubs are tested for impairment using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2009. Under this method, we estimate the fair value of the intangible assets through internal and external valuations, mainly based on the after-tax cash flow associated with the revenue related to the royalty. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, appropriate royalty rates, appropriate discount rates, and long-term growth rates.

Share-based compensation
We issued restricted shares and share options under our share incentive plan during the years ended December 31, 2009, 2008 and 2007. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the service period in accordance with applicable accounting standards. We use the Black-Scholes valuation model to value the equity instruments issued. The Black-Scholes valuation model requires the use of highly subjective assumptions of expected volatility of the underlying stock, risk-free interest rates, the expected term of options granted. Management determines these assumptions through internal analysis and external valuations utilizing current market rates, making industry comparisons and reviewing conditions relevant to our company.
The expected volatility and expected term assumptions can impact the fair value of restricted shares and share options. Because of our limited trading history as a public company, we estimate the expected volatility based on the historical volatility of a peer group of publicly traded companies, and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the restricted shares and share options we granted. For 2009 awards (excluding stock option exchange program), a 10% change in the volatility assumption would have resulted in a US$223,000 change in fair value and a 10% change in the expected term assumption would have resulted in a US$90,000 change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.
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
We follow the accounting standards on reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, we are the owner of the hotel property and Hyatt operates the hotel under a management agreement as hotel manager, providing management services to us, and we receive all rewards and take substantial risks associated with the hotel business. As such, we are the principal and the transactions of the hotel are therefore recognized on a gross basis.
Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided. Advance deposits on rooms are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.
Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.
The retail value of rooms, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in the casino expenses.

Accounts Receivable and Credit Risk
Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. At December 31, 2009 and 2008, a substantial portion of our markers were due from customers residing in foreign countries. Accounts written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. In determining our allowance for estimated doubtful debts, we apply industry standard reserve percentages to aged account balances and we specifically analyze the collectability of each account with a balance over a specified dollar amount, based upon the age, the customer’s financial condition, collection history and any other known information. The standard reserve percentages applied are based on our historical experience and take into consideration current industry and economic conditions. At December 31, 2009, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$3.2 million.
Income Tax
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2009 and 2008, we recorded valuation allowances of US$33.1 million and US$16.1 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.
Derivative Instruments and Hedging Activities
We seek to manage market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments. We account for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in other comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.
Recent changes in accounting standards
See Note 2 to the consolidated financial statements included elsewhere in this annual report for discussion of recent accounting standards.
B. LIQUIDITY AND CAPITAL RESOURCES
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
	(in thousands of US$)
Net cash (used in) provided by operating activities	$(112,257)	$(11,158)	$147,372
Net cash used in investing activities	(1,143,639)	(913,602)	(972,620)
Net cash provided by financing activities	653,350	904,485	1,076,671

Net (decrease) increase in cash and cash equivalents	(602,546)	(20,275)	251,423
Cash and cash equivalents at beginning of year	815,144	835,419	583,996

Cash and cash equivalents at end of year	$212,598	$815,144	$835,419

Operating activities
Net cash used in operating activities was US$112.3 million in 2009, compared to US$11.2 million in 2008. There was a decrease in operating cash flow mainly attributable to a decline in gaming revenue as described in the foregoing section, increased working capital for City of Dreams and Altira and increased pre-opening activities for City of Dreams. Net cash used in operating activities was US$11.2 million in 2008, compared to US$147.4 million net cash provided by operating activities in 2007. This was primarily attributable to the decrease of outstanding gaming chips and tokens, customer deposits, commission payables and other gaming related accruals resulting from a decline in gaming activity at the end of 2008 compared to 2007.

Investing activities
Net cash used in investing activities was US$1.14 billion in 2009, compared to US$913.6 million in 2008, primarily due to increased construction and development activity relating to City of Dreams contributing to our total capital expenditures for the year ended December 31, 2009 of US$937.1 million, payment of the City of Dreams land use rights of US$30.6 million and an increase of US$168.1 million in the amount of restricted cash due to a deposit of cash into bank accounts restricted in accordance with the City of Dreams Project Facility which will be immediately released upon the final completion of City of Dreams and until this time is available for use as required for the City of Dreams’ costs under disbursement terms specified in the City of Dreams Project Facility.
Net cash used in investing activities was US$913.6 million in 2008, compared to US$972.6 million in 2007 primarily due to increased construction and development activity relating to City of Dreams, with capital expenditure for the year ended December 31, 2008 of US$1.05 billion and payment of the City of Dreams land use rights deposit of US$42.1 million. This increase was offset by a decrease of US$231.0 million in the amount of restricted cash due to the utilization of funds on additional loan drawdowns from the City of Dream Project Facility in 2008. Drawdown proceeds from the facilities must be deposited into restricted accounts and pledged to the credit facility lenders.
Financing activities
Proceeds from Our Financing. Net cash provided by financing activities amounted to US$653.4 million for the year ended December 31, 2009, primarily due to drawdown proceeds of US$270.7 million from the City of Dreams Project Facility and proceeds from our follow-on public offerings in May 2009 and August 2009 totaling US$383.5 million after deducting the offering expenses. Net cash provided by financing activities amounted to US$904.5 million for the year ended December 31, 2008, primarily due to drawdown proceeds of US$912.3 million from the City of Dreams Project Facility.
Shareholder Loans and Contributions. As of December 31, 2009, we have approximately US$115.7 million of outstanding shareholder loans from Melco and Crown, of which US$115.6 million was in the form of fixed term loans repayable in May 2011. The fixed term loan from Crown is at an interest rate of 3-months HIBOR per annum and the fixed term loan from Melco is at 3-months HIBOR per annum and at 3-months HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009 with the remaining balance of US$25,000 repayable on demand and non-interest bearing.
No fees or proceeds are payable to Melco and Crown in return for their contributions to us or our subsidiaries and their future economic interest in us is solely based on their share ownership in forming our company.
City of Dreams Project Facility. On September 5, 2007, Melco Crown Gaming and certain other subsidiaries specified as guarantors, or the Borrowing Group, entered into the US$1.75 billion City of Dreams Project Facility to finance a portion of the total project costs of City of Dreams. On September 24, 2007, the first drawdown which comprised both Hong Kong dollars and US dollars totaling the equivalent of US$500.2 million was made under the City of Dreams Project Facility. Financing costs of US$0.9 million, US$7.6 million and US$49.7 million in relation to the City of Dreams Project Facility were paid accordingly during the years ended December 31, 2009, 2008 and 2007, respectively. Subsequent drawdowns took place in 2008 and 2009, which comprised of both Hong Kong dollars and US dollars totaling the equivalent of US$912.3 million and US$270.7 million, respectively, under the City of Dreams Project Facility. Subject to satisfaction of the relevant conditions precedent, a further US$50.3 million remained available for future drawdowns as at December 31, 2009 and as of the date of this annual report.
We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.
Description of Our Indebtedness
City of Dreams Project Facility
The budgeted cost of construction and development of City of Dreams funded from a combination of the following sources:
•	cashflow generated from the operations of our existing businesses;

•	borrowings under the US$1.75 billion City of Dreams Project Facility; and

•	a portion of the net proceeds from our initial offering and our follow-on offering in December 2006 and November 2007 respectively.

Drawdowns
The final maturity date of the term loan facility is September 5, 2014 and the final maturity date of the revolving credit facility is September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the term loan facility.
We have now drawn down the full amount of the term loan facility and the availability period for this has expired. The revolving credit facility is available on a fully revolving basis from, in the case of any drawing for general working capital purposes or purposes of meeting cost overruns associated City of Dreams, the date upon which the term loan facility has been fully drawn, to the date that is one month prior to the revolving credit facility’s final maturity date. As of December 31, 2009 we had drawn down a total of approximately US$199.7 million from the revolving credit facility with a further US$50.3 million still available for further utilization.
All drawings under the City of Dreams Project Facility are to be paid into a disbursement account that will be subject to security. As of December 31, 2009 total drawdowns which comprised both Hong Kong dollars and US dollars totaling the equivalent of approximately US$1.68 billion have been made under the City of Dreams Project Facility. The rollover of existing revolving loans drawn under the City of Dreams Project Facility is subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Gaming is also required to undertake a program to hedge exposures to interest rate fluctuations under the City of Dreams Project Facility and in certain circumstances, currency fluctuations. The interests of the hedging counterparties under the hedging agreements are secured on a pari passu basis with the lenders.
Repayment
The term loan facility will be repaid in quarterly installments according to an amortization schedule commencing December 5, 2010. Each revolving credit facility loan will be repaid in full on the last day of an agreed upon interest period ranging from one to six months, or rolled-over.
Melco Crown Gaming may make voluntary prepayments in respect of the term loan facility and the revolving credit facility, subject to certain conditions, without premium or penalty other than break costs, in minimum amounts of US$20 million following the completion of City of Dreams and in full prior to completion. Voluntary prepayments will be applied to the term loan principal outstanding on the City of Dreams Project Facility and to maturities on a pro-rata basis and amounts prepaid will not be available for redrawing.
We must make mandatory prepayments in respect of the following amounts within the Borrowing Group under the City of Dreams Project Facility: (1) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group and all of the net proceeds of any permitted debt issuance of any member of the Borrowing Group; (2) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions; (3) net termination proceeds paid under Melco Crown Gaming’s subconcession, any lease agreement, the hotel management agreements, or any other material contracts or agreements (subject to certain exceptions); (4) net proceeds or liquidated damages paid pursuant to obligation, default or breach under the certain documents relating to City of Dreams; (5) insurance proceeds net of expenses to obtain such proceeds, subject to reinvestment rights and certain exceptions; and (6) excess cashflow (as defined under various financial ratio tests).
Accounts
The terms of the City of Dreams Project Facility require that all of the revenues of the gaming business operated by Melco Crown Gaming, including Altira Macau and City of Dreams, be paid into bank accounts established by Melco Crown Gaming, secured in favor of the security agent for the benefit of the lenders. In addition, subject to certain exceptions, all of the accounts of all of the members of the Borrowing Group have been pledged as security for the indebtedness. Subject to such security, such revenues will be paid out in order of priority, in accordance with specified cash waterfall arrangements.
Interest and Fees
The U.S. dollar and H.K. dollar denominated drawdowns will bear an initial interest rate of LIBOR and HIBOR plus a margin of 2.75% per annum. Upon substantial completion of City of Dreams, the margin was reduced to 2.50% per annum. The interest rate margin will be further adjusted in accordance with the total debt to EBITDA ratio on a consolidated basis in respect of the Borrowing Group. We are obligated to pay a commitment fee quarterly in arrears from September 5, 2007 throughout the availability period. The commitment fee is payable on the daily undrawn amount under the relevant term loan facility and revolving credit facility.

Melco and Crown Support
In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and PBL (Crown’s predecessor) each provided an undertaking to Deutsche Bank AG, Hong Kong Branch, as agent under the City of Dreams Project Facility, to contribute additional equity up to an aggregate of US$250 million (divided equally between Melco and PBL) to Melco Crown Gaming to pay any costs (i) associated with construction of City of Dreams and (ii) for which Deutsche Bank AG, Hong Kong Branch as agent has determined there is no other available funding. When Crown acquired the gaming businesses and investments of PBL, it also acquired this obligation. In support of such contingent equity commitment, Melco and Crown each agreed to maintain a direct or standby letter of credit in favor of the security agent for the City of Dreams Project Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to Melco Crown Gaming until the final completion date of City of Dreams has occurred, and when certain debt service reserve accounts have been funded. Their letters of credit in the aggregate amount of US$250 million were released and replaced by short-term deposits placed into bank accounts restricted in accordance with the City of Dreams Project Facility by the Company in May and September 2009, respectively. The balance of this restricted cash will be immediately released upon the final completion for City of Dreams and compliance with other release conditions under the City of Dreams Project Facility; until this time it is available for use as required for the payment of City of Dreams project construction costs based on disbursement terms under the City of Dreams Project Facility.
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
Sources and Uses
We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balances, proceeds from our follow-on public offering and additional financings.
New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.
Other Liquidity Matters
Melco Crown Gaming has a rating of “BB-” by Standard & Poor’s and a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.
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

D. TREND INFORMATION
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. OFF-BALANCE SHEET ARRANGEMENTS
Except as disclosed in Note 18(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.
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
F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2009.

	Payments due by period
	Less than	1-3	3-5	More than
	1 year	years	years	5 years	Total
	(in millions of US$)
Contractual obligations
Long-term debt obligations:
Loans from shareholders (1)	$—	115.6	—	—	115.6
Other long-term debt (2)	44.5	793.1	845.6	—	1,683.2
Operating lease obligations:
Leases for office space, VIP lounge, recruitment and training center, staff quarter and Mocha Clubs locations	10.0	11.6	9.0	9.7	40.3
Other contractual commitments:
Government land use fees payable for Altira Macau land (3)	0.2	0.3	0.3	2.8	3.6
Government land use fees payable for City of Dreams land (4)	1.2	2.4	2.4	22.0	28.0
Interest on land premium for City of Dreams land (4)	1.1	2.8	0.2	—	4.1
Construction, plant and equipment acquisition commitments (5)	32.6	—	—	—	32.6
Buses and limousines services commitments	2.6	—	—	—	2.6
Fixed premium on gaming subconcession	3.7	7.5	7.5	28.0	46.7
Trademark and memorabilia license fee commitments	0.9	1.8	1.8	4.0	8.5
Consultancy and other services commitments	2.7	1.3	0.8	—	4.8

Total contractual obligations	$99.5	936.4	867.6	66.5	1,970.0

(1)
Excludes the working capital loans provided by Melco and Crown, which had an outstanding balance of US$25,000 as of December 31, 2009. As of December 31, 2009, the balance of the outstanding term loans from Melco and Crown, amounting to approximately US$115.6 million was repayable in May 2011. The term loan from Melco as of December 31, 2009 is bearing interest at 3-months HIBOR per annum and at three months HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009. The term loan from Crown as of December 31, 2009 bearing interest at 3-months HIBOR.

(2)
Other long-term debt represents US$1.75 billion under the City of Dreams Project Facility. The City of Dreams Project Facility consists of a US$1.5 billion term loan facility and a US$250 million revolving credit facility. The term loan facility matures in September 2014 and is subject to quarterly amortization payments commencing in December 2010. The revolving credit facility matures in September 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the term loan facility and has no interim amortization payment.

(3)
Annual government land use fees payable is approximately MOP 1.4 million (US$171,000) and is adjusted every five years as agreed between the Macau government and Altira Developments in accordance with the applicable market rates from time to time.

(4)
In April 2005, the Macau government offered to grant a medium-term lease of 25 years for City of Dreams to Melco Crown (COD) Developments, and Melco Crown (COD) Developments preliminarily accepted the offer on May 10, 2005. In February 2008, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms of the land lease agreement, which required us to pay a land premium of approximately MOP 842.1 million (US$105.1 million). We paid MOP 300.0 million (US$37.4 million) of the land premium upon our acceptance of the final terms on February 11, 2008. On August 13, 2008 the Macau government formally granted the land concession to Melco Crown (COD) Developments of which approximately MOP 467.5 million (US$58.3 million) has been paid as of December 31, 2009 and the remaining amount of approximately MOP 374.6 million (US$46.8 million), accrued with 5% interest per annum, will be paid in six biannual installments. In November 2009, Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government for the increased developable gross floor area for City of Dreams and recognized additional land premium of approximately MOP 257.4 million (US$32.1 million) payable to the Macau government. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional land premium to the Macau government. The total outstanding balances of the land use right has been included in accrued expenses and other current liabilities and land use right payable as of December 31, 2009. We have also provided a guarantee deposit of approximately MOP 3.4 million (US$424,000), upon signing of the government lease in February 2008. According to the terms of the revised offer from the Macau government, payment in the form of government land use fees in an aggregate amount of approximately MOP 9.5 million (US$1.2 million) per annum is payable to Macau government and such amount may be adjusted every five years as agreed between the Macau government and Melco Crown (COD) Developments in accordance with the market rates from time to time.

(5)
The amount as of December 31, 2009 mainly represents construction contracts for the design and construction, plant and equipment acquisitions of City of Dreams of approximately US$31.4 million. The balance includes the remaining payment obligations for Altira Macau and Mocha Clubs.

G. SAFE HARBOR
See “Special Note Regarding Forward-Looking Statements”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence (Yau Lung) Ho	33	Co-Chairman and Chief Executive Officer
James D. Packer	42	Co-Chairman
John Wang	49	Director
Clarence Chung	47	Director
Todd Nisbett	42	Director
Rowen B. Craigie	54	Director
James A. C. MacKenzie	56	Independent Director
Thomas Jefferson Wu	37	Independent Director
Alec Tsui	60	Independent Director
Robert Mactier	45	Independent Director
Simon Dewhurst	40	Chief Financial Officer
Stephanie Cheung	47	Executive Vice President and Chief Legal Officer
Nigel Dean	56	Executive Vice President and Chief Internal Audit Officer
Akiko Takahashi	56	Executive Vice President and Chief Human Resources/Corporate Social Responsibility Officer
Richard Tsiang	49	Executive Vice President and Chief Development Officer
Greg Hawkins	46	President of City of Dreams
Ted (Ying Tat) Chan	38	President of Altira Macau
Constance (Ching Hui) Hsu	36	President of Mocha Clubs
Directors
Mr. Lawrence (Yau Lung) Ho has served as our co-chairman and chief executive officer since our inception. Since November 2001, Mr. Ho has also served as the group managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho serves on numerous boards and committees in Hong Kong, Macau and mainland China. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, the Institutional Investor, a leading research and publishing organization, honored him as the “Best CEO” in the Conglomerates category in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons 2006”, organized by the Junior Chamber International HK. In 2009, Mr. Ho was selected by FinanceAsia as one of the “Best CEOs in Hong Kong”, “China Top 10 Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Institute and Fortune China; and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards. Mr. Ho worked at Jardine Fleming from September 1999 to October 2000 and iAsia Technology Limited (the predecessor of Value Convergence Holdings Limited) from October 2000 to November 2001. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland for his contribution to business, education and the community in Hong Kong Macau and China.
Mr. James D. Packer has served as our co-chairman since our inception. Mr. Packer is the Executive Chairman of Crown and a member of the Crown Investment Committee. Mr. Packer is also Executive Chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown) and Executive Deputy Chairman of Consolidated Media Holdings Limited. Mr. Packer is also a director of Crown Melbourne Limited, having been appointed on July 22, 1999, and Ellerston Capital Limited, having been appointed on August 6, 2004. Mr. Packer is also a director of Burswood Limited.
Mr. John Peter Ben Wang has served as our director since November 2006. Mr. Wang is currently a non-executive director of Oriental Ginza Holdings Limited and MelcoLot Limited, companies listed on the Stock Exchange of Hong Kong. He was the chief financial officer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and had previously worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburgs (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in Accounting.
Mr. Clarence (Yuk Man) Chung has served as our director since November 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Before joining Melco, he was the chief financial officer at Megavillage Group, an investment banker at Lazard managing an Asian buy-out fund, a vice-president at Pacific Century Group, and a qualified accountant with Arthur Andersen. Mr. Chung is also the chairman and chief executive officer of Elixir Gaming Technologies, Inc., a company listed on the New York Stock Exchange (NYSE-Amex). Mr. Chung holds a masters degree in business administration from the Kellogg School of Management at Northwestern University and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. Todd Nisbet has served as our director since October 14, 2009. Mr. Nisbet joined the Crown Limited team in October of 2007. In his role as Executive Vice President — Design and Construction, Mr. Nisbet is responsible for all international project development and construction operations of Crown Limited. From August 2000 through July 2007, Mr. Nisbet held the position of Executive Vice President — Project Director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited (“Wynn”). Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the Vice President of Operations for Marnell Corrao Associates. During his 14 years at Marnell Corrao, he was responsible for managing various aspects of the construction of some of the Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet holds a Bachelor of Science degree in Finance from the University of Nevada, Las Vegas.
Mr. Rowen B. Craigie has served as our director since our inception. Mr. Craigie is the Chief Executive Officer and Managing Director of Crown. Mr. Craigie is also a director of Crown Melbourne Limited and Burswood Limited. Mr. Craigie previously served from 2007 to 2008 as the Chief Executive Officer of PBL Gaming and from 2002 to 2007 as the Chief Executive Officer of Crown Melbourne Limited. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the Executive General Manager of its Gaming Machines department in 1996, and was promoted to Chief Operating Officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the Group General Manager for Gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He holds a Bachelor of Economics (Honours) degree from Monash University, Melbourne, Australia.
Mr. James A. C. MacKenzie has served as our director since April 2008. Mr. MacKenzie is also chairman of Mirvac Group and Pacific Brands Ltd. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000-2007 and he has previously held senior executive positions with ANZ Banking Group, Norwich Union and Standard Chartered Bank. A chartered accountant by profession, Mr. MacKenzie was a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2003 Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He holds a Bachelor of Business (Accounting and Quantitative Methods) degree from the Swinburne University of Technology and has completed the Advanced Management Program at the University of Oxford and the Making Corporate Boards More Effective Course at the Harvard Business School. He is a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors. He is the chairman of our audit committee.
Mr. Thomas Jefferson Wu has served as our independent director since our Nasdaq listing. Mr. Wu has been the managing director of Hopewell Holdings Ltd., a Hong Kong Stock Exchange-listed business conglomerate, since October 2009 . He has served in various roles with the Hopewell Holdings group since 1999, including group controller, executive director, chief operating officer, deputy managing director and was the co-managing director from July 2007 to September 2009. He is also the managing director of Hopewell Highway Infrastructure Limited. He is a member of the Huadu District Committee and Standing Committee of The Chinese People’s Political Consultative Conference, a member of the Advisory Committee of the Hong Kong Securities and Futures Commission, a member of Pan-Pearl River Delta Panel of the Central Policy Unit, Hong Kong SAR Government, and a member of the China Trade Advisory Committee of Hong Kong Trade Development Council, a member of the Hong Kong SAR Government Steering Committee on the Promotion of Electric Vehicles, a council member of The Hong Kong Polytechnic University, a member of the Court of The Hong Kong University of Science and Technology, a member of the board of directors of The Community Chest of Hong Kong and The Hong Kong Sports Institute Limited. He also acts as the honorary consultant of the Institute of Accountants Exchange, honorary president of the Association of Property Agents and Realty Developers of Macau, vice chairman of The Chamber of Hong Kong Listed Companies and vice chairman of the Chinese Ice Hockey Association. He holds an MBA from Stanford University and a Bachelor’s degree in mechanical and aerospace engineering from Princeton University. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.
Mr. Alec Tsui has served as our independent director since our Nasdaq listing. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong prior to joining the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and becoming the chief executive in 1997. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui is currently the Chairman of WAG Worldsec Corporate Finance Limited and an independent non-executive director of a number of listed companies in Hong Kong, Nasdaq and Shanghai, including Industrial and Commercial Bank of China (Asia) Limited, China Chengtong Development Group Limited, a property development company, COSCO International Holdings Limited, a conglomerate engaging in various businesses including ship trading, property development and investment, China Power International Development Limited, Greentown China Holdings Limited, a developer of residential properties, China Blue Chemical Limited, a fertilizer manufacturer, China Hui Yuan Juice Group Limited, Pacific Online Ltd., ATA Inc., an online educational testing provider and China Oilfield Services Limited, an oilfield services provider . Mr. Tsui graduated from the University of Tennessee with a Bachelor of Science degree and a Master of Engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

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
Ms. Stephanie Cheung is our executive vice president and chief legal officer. She also acts as the secretary to our board of directors. Prior to joining us, Ms. Cheung practised law with various international law firms including Troutman Sanders, Freshfields Bruckhaus Deringer and Baker & McKenzie. Ms. Cheung holds a Bachelor of Arts degree from the University of Toronto, Ontario, Canada, a Bachelor of Laws degree from Osgoode Hall Law School, Ontario, Canada, and an MBA (finance) from York University, Ontario, Canada.
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

Mr. Greg Hawkins has served as our president of City of Dreams since May 2008. Prior to that he acted as the chief executive officer of Altira Macau from January 2006. Prior to joining us, he was general manager for gaming at SKYCITY Entertainment Group, or Skycity, a diversified gaming and entertainment enterprise listed in Australia and New Zealand. At Skycity, he managed the gaming operations and strategies across multiple casino businesses in New Zealand. He also served as a director of Skycity Australia during the period between 2001 and 2004, overseeing the operations of the Skycity’s casino in Adelaide, Australia, as well as gaming machine and food and beverage businesses of Skycity in Auckland, New Zealand from 1998 to 2001. Before joining Skycity, he was with Crown Melbourne Limited beginning in 1994 as an initial member of the executive team that launched the Crown Casino Melbourne, and held senior management positions with the Victoria TAB gaming division during the period between 1990 and 1994. Mr. Hawkins graduated with a Bachelor’s degree in applied science, majoring in mathematics and general science from Monash University.
Mr. Ted (Yin Tat) Chan has served as president of Altira Macau since November 2008. Mr. Chan was the chief executive officer of Amax Entertainment Holdings Limited from December 2007 until November 2008. Prior to joining Amax, Mr. Chan worked with our chief executive officer on special projects from September 2007 to November 2007 and was the general manager of Mocha Clubs from 2004 to 2007. From June 2002 to November 2006, Mr. Chan was the assistant to Mr. Lawrence Ho at Melco, and he was involved in the overall strategic development and management of the company. Mr. Chan served as a director of development at First Shanghai Financial Holding Limited from 1998 to May 2002, specializing in internet trading solutions and China business development. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong and with a master’s degree in financial management from the University of London, the United Kingdom.
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
B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
In addition to the equity awards granted as described below, we paid aggregate remuneration of approximately US$5.3 million to all the directors and senior executive officers of our Company as a group in relation to the year ended December 31, 2009.
Pursuant to our 2006 Share Incentive Plan (See “—E. Share Ownership—2006 Share Incentive Plan”), we may grant either restricted shares or options to purchase our ordinary shares. In 2009, we issued options to acquire 4,003,062 of our ordinary shares pursuant to our 2006 Share Incentive Plan to the directors and senior executive officers of our Company with exercise prices of US$1.09 per share (US$3.26 per ADS) and 3,337,770 restricted shares with grant date fair value ranging from US$1.01 to US$1.09 per share (US$3.03 to US$3.26 per ADS). The options expire ten years after the date of grant. In 2009, options to acquire 180,507 of our ordinary shares and 34,497 restricted shares held by the directors and senior executive officers were forfeited. In 2009, the Company cancelled certain options granted in 2007 and 2008 to acquire 3,864,509 of our ordinary shares held by senior executive officers. The exercise price of these options ranged from US$4.01 to US$5.06 per share (US$12.04 to US$15.19 per ADS). These cancelled options were re-issued at a ratio of 1.5 cancelled options to 1 re-issued option at the exercise price of US$1.43 per share (US$4.28 per ADS).
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
Audit Committee
Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and James MacKenzie, and is chaired by Mr. MacKenzie. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. We believe that Mr. MacKenzie qualifies as an “audit committee financial expert”. The charter of the audit committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions, with the last amendment on November 25, 2009 to provide the audit committee members with clearer guidance to enable them to carry out their functions with regards to oversight of the independent auditors and internal audit. The purpose of the committee is to assist our board in overseeing and monitoring:
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
The duties of the audit committee include:
•
considering a tendering process for the appointment of the independent auditor every five years, selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•
at least annually, obtaining a written report from our independent auditor describing matters relating to its independence, undertaking a performance evaluation of the independent auditor on an annual basis and reporting the results of such evaluation to the Chief Executive Officer;

•	discussing with our independent auditor, among other things, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	approving related-party transactions, amounting to more than US$256,000 per transaction or series of transactions, or of an unusual or non standard nature which are brought to its attention;

•	Establishing and overseeing procedures for the handling of complaints and whistle blowing;

•	deciding whether any material information regarding the quality or integrity of the Company’s financial statements, which is brought to its attention by our disclosure committee, should be disclosed;

•	approving the internal audit charter and annual audit plans;

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
Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and six months following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area; (ii) solicit or seek any business orders from our customers; or (iii) seek directly or indirectly, to solicit the services of any of our employees. The restricted area is defined as Asia or Australasia or any other country or region in which our company operates.
D. EMPLOYEES
Employees
We had 9,631, 4,803, and 4,928 employees as of December 31, 2009, 2008 and 2007, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2009, 2008 and 2007.

	December 31,
	2009		2008		2007
	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Employees	of Total	Employees	of Total	Employees	of Total
Mocha	757	7.8%	615	12.8%	545	11.1%
Altira Macau	2,753	28.6	3,540	73.7	4,201	85.2
City of Dreams	5,718	59.4	317	6.6	83	1.7
Corporate and centralized services	403	4.2	331	6.9	99	2.0

Total	9,631	100%	4,803	100%	4,928	100%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good. We recruited a significant number of employees in 2009 to cater for the opening of City of Dreams in June 2009 for which we developed human resources outreach programs in Macau and hosted several recruitment events in cities throughout China. See “Item 2d. Key Information—Risk Factors—Risks Relating to the Operation of Our Properties—We have recruited a substantial number of new employees for each of our properties and competition may limit our ability to attract or retain suitably qualified management and personnel.”
We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include unique in-house learning academy, an on-site high school diploma program, scholarship awards, corporate management trainee programs as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

E. SHARE OWNERSHIP
Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares.
2006 Share Incentive Plan
We have adopted a share incentive plan, or 2006 Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of our business. Under the 2006 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over ten years. Our Board has recently approved the removal of the maximum award amount of 50,000,000 shares over the first five years. The removal of such maximum limit for the first five years was approved by our shareholders at our general meeting held in May 2009. As of December 31, 2009, 62,964,552 out of 100,000,000 shares remain available for the grant of stock options or restricted shares.
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
Vesting Schedule. In general, the plan administrator determines, or the award agreement will specify, the vesting schedule.
A summary of the awards pursuant to the 2006 Plan as of December 31, 2009, is presented below:

		Number of
	Exercise	unvested
	price/grant date	share options
	fair value per	/ restricted	Vesting
	ADS	shares	Period
Share Options
2007 Long Term Incentive Plan	$14.15–$15.19	335,181	4 to 5 years
2008 Long Term Incentive Plan	$12.04–$14.08	373,101	4 years
2008 Retention Program	$3.04	13,002,339	3 years
2009 Cancel and Re-issue Program	$4.28	3,612,327	4 years
2009 Long Term Incentive Plan	$3.04–$3.26	4,654,500	4 years

		21,977,448

Restricted Shares
2008 Long Term Incentive Plan	$3.99–$12.04	434,794	3 to 4 years
2008 Retention Program	$3.04	2,167,059	3 years
2009 Long Term Incentive Plan	$3.26	644,178	4 years

		3,246,031

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares (exclusive of any ordinary shares represented by ADSs held by the SPV) as of December 31, 2009 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially
	owned (1)
Name	Number	%
Melco Leisure and Entertainment Group Limited (2)(3)(4)	533,750,000	33.45
Crown Asia Investments Pty. Ltd. (5)	533,750,000	33.45

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

(3)
Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer and the Chairman, Chief Executive Officer and Executive Director of Melco, personally holds 7,890,617 ordinary shares of Melco, representing approximately 0.6% of Melco’s ordinary shares outstanding as of March 2, 2010. In addition, 115,509,024 shares are held by Lasting Legend Ltd., 288,532,606 shares are held by Better Joy Overseas Ltd. and 7,294,000 shares are held by The L3G Capital Trust, all of which companies are owned by persons and or trusts affiliated with Mr. Lawrence Ho. Therefore, we believe that for purposes of Rule 13d-3, Mr. Ho beneficially owns 419,226,247 ordinary shares of Melco, representing approximately 34.08% of Melco’s ordinary shares outstanding as of March 2, 2010. This does not include 298,982,188 shares which may be issued by Melco to Great Respect Limited as a result of any future conversion of conversion rights in full by Great Respect Limited under the amended convertible loan notes held by Great Respect Limited, a company controlled by a discretionary trust formed for the benefit of members of the Ho family (including Mr. Ho and Dr. Ho), upon the issuance of the land certificate for the City of Dreams site.

(4)
As of March 2, 2010, Dr. Stanley Ho personally held 18,587,789 ordinary shares of Melco. In addition, 3,127,107 shares of Melco are held by Lanceford Company Limited, a company 100% owned by Dr. Stanley Ho. Therefore, for purposes of Rule 13d-3, Dr. Ho may be deemed to beneficially own 21,714,896 ordinary shares representing approximately 1.77% of Melco’s outstanding shares. Dr. Ho’s beneficial ownership does not include 298,982,188 shares which may be issued by Melco to Great Respect Limited as a result of any future conversion of conversion rights in full by Great Respect Limited under the amended convertible loan notes held by Great Respect Limited upon the issuance of the land certificate for the City of Dreams site.

(5)
Crown Asia Investments Pty. Ltd., formerly PBL Asia Investments Limited, was incorporated in the Cayman Islands but is now a registered Australian company and is 100% indirectly owned by Crown. The address of Crown and Crown Asia Investments Pty. Ltd. is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange. As of February 28 2010, Crown was approximately 40.02% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

As of December 31, 2009 a total of 1,595,617,550 ordinary shares were outstanding, of which 528,112,273 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs quoted initially on the Nasdaq Global Market and since January 2009 on the Nasdaq Global Select Market have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary. In October 2007, we appointed BOCI Securities Limited to assist us in the administration of our long term incentive plan.
None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
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

•	The shares of Altira Developments and Melco Crown (COD) Developments and the operating assets of Mocha would be transferred to Melco Crown Gaming;

•	MPEL (Greater China) and Mocha are to be liquidated or remain dormant; and

•	The provisions of the shareholders’ deed relating to the operation of our company are to apply to Melco Crown Gaming.
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

B. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2009, 2008 and 2007, we entered into the following material related party transactions:

	Year Ended December 31,
	2009	2008	2007
	(in thousands of US$)
Amounts paid/payable to affiliated companies
Advertising and promotional expenses	$211	$597	$65
Consultancy fee capitalized in construction in progress	1,312	246	2,294
Consultancy fee recognized as expense	1,301	1,168	4,150
Management fees	45	1,698	—
Network support fee	28	52	238
Office rental	2,354	1,466	1,114
Operating and office supplies	257	255	707
Project management fees capitalized in construction in progress	—	—	1,442
Property and equipment	59,482	16,327	12,141
Repairs and maintenance	87	655	41
Service fee expense	748	781	—
Traveling expense capitalized in construction in progress	65	66	—
Traveling expense recognized as expense	2,809	1,387	746

Amounts received/receivable from affiliated companies
Other service fee income	896	276	—
Rooms and food and beverage income	23	100	41
Sales proceeds for disposal of property and equipment	—	2,788	—

Amounts paid/payable to shareholders
Interest charges capitalized in construction in progress	963	3,367	4,167
Interest charges recognized as expense	215	—	758
Details of those material related party transactions provided in the table above are as follows:
(a)	Amounts Due From Affiliated Companies
Melco’s subsidiary and its associated company — Melco’s subsidiary and its associated company purchased rooms and food and beverage services from us during the years ended December 31, 2009, 2008 and 2007. Property and equipment was purchased from Melco’s associated company during the year ended December 31, 2009. The outstanding balances due from Melco’s subsidiary and its associated company as of December 31, 2009 and 2008 were US$1,000 and US$28,000, respectively, and the amounts were unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies
Elixir International Limited, or Elixir — We purchased property and equipment and services including repairs and maintenance, operating and office supplies, network support and consultancy from Elixir, a wholly-owned subsidiary of Melco, primarily related to the Altira Macau and City of Dreams projects during the years ended December 31, 2009, 2008 and 2007. Certain gaming machines were sold to Elixir during the year ended December 31, 2008 and Elixir purchased rooms and food and beverage services from us during the years ended December 31, 2009, 2008 and 2007. As of December 31, 2009, the outstanding balance due to Elixir was US$5.0 million. As of December 31, 2008, the outstanding balance was a receivable from Elixir of US$622,000. These amounts were unsecured, non-interest bearing and repayable on demand.
Sociedade de Turismo e Diversões de Macau, S.A.R.L., or STDM and its subsidiaries (together with STDM referred to STDM Group) and Shun Tak Holdings Limited and its subsidiaries (referred to Shun Tak Group) — We incurred expenses associated with its use of STDM and Shun Tak Group ferry and hotel accommodation services within Hong Kong and Macau during the years ended December 31, 2009, 2008 and 2007. Relatives of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer, have beneficial interests within those companies. The traveling expenses in connection with construction of the Altira Macau and City of Dreams projects were capitalized as costs related to construction in progress during the construction period. STDM Group and Shun Tak Group provided advertising and promotional services to us during the years ended December 31, 2009, 2008 and 2007. We incurred rental expense from leasing office premises from STDM Group and Shun Tak Group during the years ended December 31, 2009, 2008 and 2007. As of December 31, 2009 and 2008, the outstanding balances due to STDM Group of US$171,000 and US$215,000 and Shun Tak Group of US$440,000 and US$8,000, respectively, were unsecured, non-interest bearing and repayable on demand.
Melco’s subsidiaries and its associated companies — Melco’s subsidiaries and its associated companies provided services to us primarily for the construction of Altira Macau and City of Dreams and their operations which included management of general and administrative matters for the years ended December 31, 2009, 2008 and 2007, consultancy fees during the years ended December 31, 2009 and 2008, and advertising and promotion, network support, system maintenance and administration support and repairs and maintenance fee during the years ended December 31, 2008 and 2007. We incurred rental expense from leasing office premises from Melco’s subsidiaries during the years ended December 31, 2009, 2008 and 2007. We purchased property and equipment from Melco’s subsidiaries and its associated companies during the years ended December 31, 2009, 2008 and 2007 and purchased operating and office supplies during the years ended December 31, 2008 and 2007. We reimbursed Melco’s subsidiaries for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of our Chief Executive Officer during the years ended December 31, 2009 and 2008. Melco’s subsidiaries and its associated companies purchased rooms and food and beverage services from us during the years ended December 31, 2009, 2008 and 2007. Other service fee income was received from Melco’s subsidiary during the year ended December 31, 2009. Melco’s subsidiaries fees charged for management of general administrative services, project management and consultancy, were determined based on actual cost incurred during the year ended December 31, 2007. The project management fee and consultancy fee in connection with the construction of Altira Macau and City of Dreams were capitalized as costs related to construction in progress during the construction period during the year ended December, 31, 2007 and no further project management fee incurred for 2008 and 2009.
As of December 31, 2009 and 2008, the outstanding balances due to Melco’s subsidiaries and its associated companies of US$720,000 and US$1.5 million, respectively, were unsecured, non-interest bearing and repayable on demand.
Lisboa Holdings Limited, or Lisboa and Sociedade de Jogos de Macau S.A., or SJM — During the years ended December 31, 2009, 2008 and 2007, we paid rental expenses and service fees for Mocha Clubs gaming premises to Lisboa and SJM, companies in which a relative of Mr. Lawrence Ho has beneficial interest. There was no outstanding balance as of December 31, 2009 and 2008.

Crown’s subsidiary — Crown’s subsidiary provided services to us primarily for the construction of Altira Macau and City of Dreams and their operations which included general consultancy and management of sale representative offices during the years ended December 31, 2009, 2008 and 2007. Part of the consultancy charges was capitalized as costs related to construction in progress during construction period for the years ended December 31, 2009, 2008 and 2007. We reimbursed Crown’s subsidiary for associated costs including traveling expenses during the years ended December 31, 2009, 2008 and 2007. We purchased property and equipment from Crown’s subsidiary during the years ended December 31, 2009, 2008 and 2007. We received other service fee income from Crown’s subsidiary during the years ended December 31, 2009 and 2008. Crown’s subsidiary purchased rooms and food and beverage services from us during the years ended December 31, 2008 and 2007. As of December 31, 2009 and 2008, the outstanding balances due to Crown’s subsidiary of US$975,000 and US$241,000, respectively, were unsecured, non-interest bearing and repayable on demand.
Shuffle Master Asia Limited, or Shuffle Master, and Stargames Corporation Pty. Limited, or Stargames — We purchased spare parts, property and equipment and lease of equipment with Shuffle Master during the years ended December 31, 2009, 2008 and 2007. We incurred repairs and maintenance expense with Shuffle Master and Stargames during the year ended December 31, 2008 and purchased property and equipment and lease of equipment with Stargames during the year ended December 31, 2007, in which our former Chief Operating Officer during this period was an independent non-executive director of its parent company. There was no outstanding balance with Stargames as of December 31, 2009 and 2008. As of December 31, 2009 and 2008, the outstanding balances due to Shuffle Master of nil and US$4,000, respectively, were unsecured, non-interest bearing and repayable on demand.
Chang Wah Garment Manufacturing Company Limited, or Chang Wah — We purchased uniforms from Chang Wah during the years ended December 31, 2009 and 2008, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for Altira Macau and the City of Dreams projects. As of December 31, 2009 and 2008, the outstanding balance due to Chang Wah of US$32,000 and US$10,000, respectively, were unsecured, non-interest bearing and repayable on demand.
MGM Grand Paradise Limited, or MGM — We paid rental expenses and purchased property and equipment from MGM during the year ended December 31, 2009, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for City of Dreams. There was no outstanding balance with MGM as of December 31, 2009.
(c)	Amounts Due To/Loans From Shareholders
Melco and Crown provided loans to us mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.
The outstanding loan balances due to Melco as of December 31, 2009 and 2008 amounted to US$74.4 million in each of those years, were unsecured and interest bearing at 3-months HIBOR per annum and at 3-months HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009. As of December 31, 2009, the loan balance due to Melco was repayable in May 2011.
Melco purchased rooms and food and beverage services from us during the year ended December 31, 2009. The amounts of US$17,000 and US$916,000 due to Melco as of December 31, 2009 and 2008, respectively, mainly related to interest payable on the outstanding loan balances, and they were unsecured, non-interest bearing and repayable on demand.
The outstanding loan balances due to Crown as of December 31, 2009 and 2008 amounted to US$41.3 million in each of those years, and they were unsecured and interest bearing at 3-months HIBOR per annum. As of December 31, 2009, the loan balance due to Crown was repayable in May 2011.
The amounts of US$8,000 and US$116,000 due to Crown as of December 31, 2009 and 2008, respectively, related to interest payable on the outstanding loan balances, and they were unsecured, non-interest bearing and repayable on demand.
(d)
On May 17, 2006, MPEL Macau Peninsula entered into a conditional agreement to acquire a third development site located on the shoreline of Macau Peninsula near the current Macau Ferry Terminal or Macau Peninsula site. The acquisition was through the purchase of the entire issued share capital of a company holding title to the Macau Peninsula site. Dr. Stanley Ho was one of the directors but held no shares in such company. Dr. Stanley Ho is the father of Mr. Lawrence Ho, the chairman of Melco until he resigned this position in March 2006. The title holding company holds the rights to the land lease of Macau Peninsula site which was approximately 6,480 square meters. The aggregate consideration was US$192.8 million, payable in cash of which a deposit of US$12.9 million was paid upon signing of the sale and purchase agreement, financed from Melco and Crown, equally. The targeted completion date of July 27, 2009 for the acquisition of the Macau Peninsula site passed and the acquisition agreement was terminated by the relevant parties on December 17, 2009. The deposit under the acquisition agreement was refunded to us in December 2009.

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
Legal and Administrative Proceedings
We are currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of our business. Our management does not believe that the outcome of such proceedings will have a material adverse effect on our company’s financial position or results of operations.
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

The following table provides the high and low trading prices for our ADSs on the Nasdaq for the periods indicated as follows:

	Sales Price
	High	Low
Monthly High and Low
March 2010 (through March 16, 2010)	4.97	4.05
February 2010	4.17	3.30
January 2010	4.35	3.32
December 2009	4.67	3.26
November 2009	5.37	4.02
October 2009	7.35	4.95
September 2009	8.45	5.62
Quarterly High and Low
First Quarter 2010 (up to March 16, 2010)	4.97	3.30
Forth Quarter 2009	7.35	3.26
Third Quarter 2009	8.45	4.05
Second Quarter 2009	6.60	3.29
First Quarter 2009	4.65	2.27
Fourth Quarter 2008	4.89	2.31
Third Quarter 2008	9.63	3.77
Second Quarter 2008	14.76	9.00
First Quarter 2008	13.23	8.20
Annual High and Low
2009	8.45	2.27
2008	14.76	2.31
2007	22.34	9.95
2006	23.55	18.88
B. PLAN OF DISTRIBUTION
Not applicable.
C. MARKETS
Our ADSs, each representing three ordinary shares, have been listed on the Nasdaq since December 19, 2006 under the symbol “MPEL”.
D. SELLING SHAREHOLDERS
Not applicable.
E. DILUTION
Not applicable.
F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. SHARE CAPITAL
In an extraordinary general meeting of shareholders held on May 19, 2009, our shareholders approved an increase in our authorized capital from US$15,000,000 divided into 1,500,000,000 ordinary shares of a par value of US$0.01 each to US$25,000,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.01 each, was approved.
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
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences of an investment in the ADSs to U.S. Holders (defined below) that purchase the ADSs in cash pursuant to an offering. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, on the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
This discussion does not address the tax consequences to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:
•	banks;

•	insurance companies;

•	dealers in securities;

•	certain former citizens or residents of the United States;

•	persons that elect to mark their securities to market;

•	tax-exempt entities;

•	real estate investment trusts;

•	regulated investment companies;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or other integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation or pursuant to the conversion of another instrument.

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
As used in this discussion, the term “U.S. Holder” means a beneficial owner of an ADS or ordinary share that is for U.S. federal income tax purposes,
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

If an entity treated as a partnership for the U.S. federal income tax purposes holds the ADSs or ordinary shares, the tax treatment of such entity and each partner thereof generally will depend on the status and activities of such entity and the particular partner.
Tax Treatment of ADSs
A U.S. Holder of the ADSs generally should be treated, for U.S. federal income tax purposes, as the holder of the underlying ordinary shares represented by those ADSs.
Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, the gross amount of any distribution to a U.S. Holder with respect to an ADS or ordinary shares generally will be included in such U.S. Holder’s gross income as ordinary dividend income on the date of receipt by the depositary, in the case of an ADS, or by such U.S. Holder, in the case of an ordinary share, to the extent that the amount of such distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of such distribution exceeds our current and accumulated earnings and profits, it generally will be treated first as a tax-free return of such U.S. Holder’s tax basis in such ADS or ordinary share, and to the extent the amount of such distribution exceeds such U.S. Holder’s tax basis in such ADS or ordinary share, the excess generally will be treated as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution from us generally will be treated as a dividend. Any dividend from us will not be eligible for the dividends-received deduction generally allowed to corporations in respect of dividends received from U.S. corporations.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on the Nasdaq will be considered to be readily tradable on an established securities market in the United States. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or ordinary shares and certain special rules that apply to such dividends (including rules relating to foreign tax credit limitations).
Dividends on the ADSs or ordinary shares generally will constitute non-U.S. source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed on the ADSs or ordinary shares generally will be treated as “passive category income” or, in the case of certain U.S. Holders, as “general category income.”

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares
Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of an ADS or ordinary share equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. Holder’s tax basis in such ADS or ordinary share. Such gain or loss generally will be capital gain or loss. A non-corporate U.S. Holder, including an individual U.S. Holder, who has held such ADS or ordinary share for more than one year generally will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company
Although the applicable rules are not clear, we believe that we were not in 2009, and we do not currently expect to be in 2010, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, including the value of our assets (such as goodwill) and the amount and type of our income. Accordingly, there can be no assurance that we will not be a PFIC or that the U.S. Internal Revenue Service will agree with our conclusion regarding our PFIC status in any taxable year. If we are a PFIC in any taxable year, U.S. Holders of the ADSs or ordinary shares could suffer adverse U.S. federal income tax consequences as discussed below.
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
If we are a PFIC in any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the ADSs or ordinary shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of such U.S. Holder’s holding period. The amount allocated to the current taxable year and any portion of such U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge will also be imposed on the amount of taxes for each such taxable year. In addition, a person who acquires the ADSs or ordinary shares from a deceased U.S. Holder who held such ADSs or ordinary shares in a taxable year in which we are a PFIC generally will be denied the step-up of the tax basis in such ADSs or ordinary shares for U.S. federal income tax purposes to fair market value of such ADSs or ordinary shares at the date of such deceased U.S. Holder’s death, which would otherwise generally be available with respect to a decedent dying in any year other than 2010. Instead, such person will have a tax basis in such ADSs or ordinary shares equal to the lower of such fair market value or such deceased U.S. Holder’s tax basis in such ADSs or ordinary shares.
The tax consequences that would apply if we were a PFIC would be different from those described above if a “mark-to-market” election is available and a U.S. Holder validly makes such an election as of the beginning of such U.S. Holder’s holding period of the ADSs or ordinary shares. If such election is validly made, (1) such U.S. Holder generally will be required to take into account the difference, if any, between the fair market value of, and such U.S. Holder’s tax basis in, the ADSs or ordinary shares at the end of each taxable year in which we are a PFIC as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to such U.S. Holder’s tax basis in the ADSs or ordinary shares and (2) any gain from a sale, exchange or other disposition of the ADSs or ordinary shares in a taxable year in which we are a PFIC will be treated as ordinary income, and any loss from such sale, exchange or other disposition will be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available only if the ADSs or ordinary shares, as the case may be, are considered “marketable stock”. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq constitutes a qualified exchange, and a non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations. Since the ordinary shares are not themselves listed on any securities exchange, the mark-to-market election may not be available for the ordinary shares even if the ADSs are traded on the Nasdaq.
The tax consequences that would apply if we were a PFIC would also be different from those described above if a valid qualified electing fund, or QEF, election in respect of us has been in effect during a U.S. Holder’s entire holding period of the ADSs or ordinary shares. A QEF election with respect to us would be available only if we agree to provide U.S. Holders with certain information. As we do not intend to provide U.S. Holders with the required information, U.S. Holders should assume that a QEF election is unavailable.

If we are a PFIC in any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, such U.S. Holder (i) may also suffer adverse tax consequences under the PFIC rules described above with respect to any other PFIC in which we have a direct or indirect equity interest and (ii) generally will be required to file annually a statement with its U.S. federal income tax returns.
U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC.
Information Reporting and Backup Withholding
Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Holders with respect to payments made on or proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares, unless an applicable exemption is satisfied.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the U.S. Internal Revenue Service.
Disclosure Requirements for Specified Foreign Financial Assets
Under recent legislation, individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds $50,000. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include the ADSs or ordinary shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed for a failure to comply. U.S. Holders should consult their tax advisors as to the possible application to them of this new filing requirement.
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
Interest Rate Risk
We have entered into interest rate swaps in connection with our drawdowns under the City of Dreams Project Facility in accordance with our lenders’ requirements under the City of Dreams Project Facility. We have incurred substantial indebtedness which will bear interest at floating rates based on LIBOR and HIBOR plus a margin of 2.75% per annum until substantial completion of the City of Dreams, at which time, the floating interest rate will be reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provides for further reductions in the margin if the Borrowing Group satisfy certain prescribed leverage ratio tests upon completion of the City of Dreams. Accordingly, we are subject to fluctuations in HIBOR and LIBOR. The lenders under the City of Dreams Project Facility require us to hedge a minimum of 50% of our floating rate debt through interest rate swaps, caps or other derivatives transactions in accordance with our lenders’ requirements. We may also hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.
As of December 31, 2009, all of our borrowings are at floating rates. Based on December 31, 2009 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$9.6 million.
Foreign Exchange Risk
The Hong Kong dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The Hong Kong dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the Hong Kong dollar. Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in Hong Kong dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, Hong Kong dollar and Pataca will not be broken or modified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and to Operating in Macau—Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our expenses and profitability.” In addition, Altira Macau and Mocha Clubs accept foreign exchange for their cage cash. We and our subsidiaries do not engage in hedging transactions with respect to foreign exchange risk.
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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not Applicable
B. WARRANT AND RIGHTS
Not Applicable
C. OTHER SECURITIES
Not Applicable
D. AMERICAN DEPOSITORY SHARES
Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. Any holder of ADSs is charged a fee not in excess of U.S. $ 5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights. The depositary also charges a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. Persons depositing shares also may be charged the following expenses:
•
Expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar: an annual fee of U.S.$1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to the Company’s prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

•
Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	Cable, telex, electronic transmission and delivery expenses;
•
Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;
•	Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs;
•
the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.
In the case of cash distributions, fees are generally deducted from the cash being distributed. Service fees may be collected from holders of ADSs in a manner determined by the depositary with respect to ADSs registered in the name of investors (whether certificated or in book-entry form) and ADSs held in brokerage and custodian accounts (via DTC). In the case of distributions other than cash (i.e., stock dividends, rights, etc.), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in book-entry form), the depositary sends invoices to the applicable record date ADS holders.
In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary may, if permitted by the settlement systems provided by DTC, collect the fees through such settlement systems (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in such case may in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

In the event of refusal to pay the service fee, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the service fee from any distribution to be made to the ADS holder.
If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or the Company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable. See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
Use of Proceeds
The proceeds relating to our registration statement on Form F-1 (File No. 333-139088), filed by us in connection with our initial public offering of ADSs and declared effective by the SEC on December 18, 2006, which, after deduction of fees and expenses, amounted to US$1.1 billion, and the additional US$160.6 million in net proceeds from the sale of additional ADSs pursuant to the underwriters’ exercise of the over-allotment option in January 2007, were primarily used to repay our Subconcession Facility dated September 4, 2006 amounting to US$500 million and to pay development costs of Altira Macau and City of Dreams, including approximately US$668 million for the acquisition of property and equipment for these projects, and working capital.
The proceeds relating to our registration statement on Form F-1 (File No. 333-146780), filed by us in connection with our follow-on public offering of ADSs, which, after deduction of fees and expenses, amounted to US$570 million, were primarily used for development costs of City of Dreams and working capital.
The proceeds relating to our registration statements on Form F-3 (File No. 333- 158545), filed by us in connection with our follow-on public offerings of ADSs, which, after deduction of fees and expenses, totally amounted to US$383.5 million, were primarily used for cash security to reduce or replace the letters of credit maintained by Melco and Crown and working capital, with the balance being maintained in interest bearing bank deposits as of the date of this annual report.
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
The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009. In making this assessment, the Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control—Integrated Framework”.
Based on this assessment, management concluded that, as of December 31, 2009, the Company’s internal control over financial reporting is effective based on this framework.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in the Company’s internal control over financial reporting (as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) during the year ended December 31,2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our Board of Directors has determined that James MacKenzie qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of the Audit Committee is an “independent director” as defined in the Nasdaq Marketplace Rules.
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on September 29, 2009. We have filed our current code of business conduct and ethics as an exhibit to this annual statement on Form 20-F, and posted the code of business conduct and ethics on our website at www.melco-crown.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	Year Ended
	December 31,
	2009	2008
	(In thousands of US$)
Audit fees (1)	$1,070	$1,356
Audit-related fees (2)	75	139
Tax fees (3)	69	24
All other fees (4)	400	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statement for the six months ended June 30, 2009 and 2008.

(3)	“Tax fees” include fees billed for tax consultations.

(4)	“All other fees” includes the aggregate fees billed in respect of our follow-on public offerings in May 2009 and August 2009, which amounted to US$300,000.
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
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
Nasdaq Marketplace Rule 4350(a)(1) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For example, Nasdaq Marketplace Rule 4350(c) generally requires that a majority of an issuer’s board of directors must consist of independent directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors. In addition, Nasdaq Marketplace Rule 4350(b) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of the company and its subsidiaries a reasonable period of time prior to the company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. We intend to post our annual report on our website www.melco-crown.com. Lastly, Nasdaq Marketplace Rule 4350 (i)(1)(D) requires each issuer to obtain shareholder approval for the issuance of securities in connection with a transaction other than a public offering involving certain issuances of ordinary shares in amounts equaling 20% or more of such issuer’s ordinary shares there outstanding. Walkers, our Cayman Islands counsel, has provided letters to Nasdaq certifying that under Cayman Islands law, we are not required to: (i) have a majority of independent directors serving on our board of directors; (ii) deliver annual reports to our shareholders prior to an annual general meeting; or (iii) to obtain shareholders’ approval prior to any issuance of our ordinary shares.
PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Melco Crown Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit
Number	Description of Document

1.1 *	Amended and Restated Memorandum and Articles of Association amended by EGM in May 2009

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3
Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.4
Holdco 1 Subscription Agreement dated December 23, 2004 among the Registrant (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5
Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6
Deed of Variation and Amendment relating to the Registrant dated July 27, 2007 between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited, Crown Limited and the Registrant (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7
Amended and Restated Shareholders’ Deed Relating to the Registrant dated December 12, 2007 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our Form 20-F registration statement (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8
Form of Post-IPO Shareholders’ Agreement among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9
Form of Registration Rights Agreement among the Registrant, Melco and PBL (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.1
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2
Form of Directors’ Agreement of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4
English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.5
Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6
Amendment Agreement in Respect of Senior Facilities Agreement dated December 7, 2007 for Melco PBL Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (Incorporated by reference to Exhibit 4.6 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7
Second Amendment Agreement in Respect of Senior Facilities Agreement dated September 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (Incorporated by reference to Exhibit 4.7 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8
Third Amendment Agreement in Respect of Senior Facilities Agreement dated December 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (Incorporated by reference to Exhibit 4.8 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9
Agreement dated May 9, 2006 between Dr. Stanley Ho and MPBL International, regarding sale and transfer of Mocha Slot Group Limited, together with Deed of Assignment dated May 9, 2006 between Dr. Ho, as assignor, and MPBL International, as assignee (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.10
English Translation of Sale and Purchase Agreement dated September 21, 2006 between Mocha and Melco PBL Gaming (now Melco Crown Gaming) (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11
Letter Agreement in relation to termination of the Mocha service arrangement dated March 15, 2006 among Mocha, SJM and Melco (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12
First Supplementary Agreement to Joint Venture dated February 8, 2005 Relating to transfer of 70% interests in Altira Developments (its former names were Melco Crown (CM) Developments, MPBL Crown Macau Developments and Great Wonders) to MPBL (Greater China) (formerly known as Melco Entertainment Limited) among STDM, Melco and MPBL (Greater China) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13
Agreement dated March 17, 2005 Relating to transfer of 30% shareholding in Altira Developments (its former names were Melco Crown (CM) Developments, MPBL Crown Macau Developments and Great Wonders) from STDM to Melco among STDM, Melco and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.14
English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.15
Contract Document dated November 24, 2004 for the design and construction of the hotel and casino at Junction of Avenida Dr. Sun Yat Sen and Avenida de Kwong Tung, Taipa, Macau between Altira Developments (its former names were Melco Crown (CM) Developments, MPBL Crown Macau Developments and Great Wonders) and Paul Y. Construction Company Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.16
Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.17
Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.18
Transfer Deed in relation to the entire issued equity capital of Melco Crown (COD) Developments (formerly known as MPBL (COD) Developments) and Assignment Deed in relation to a memorandum of agreement dated October 28, 2004, dated May 17, 2005, between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.19
Construction Management Agreement dated August 22, 2007 for the Construction and Commissioning of City of Dreams, Macau for Melco Crown (COD) Developments Limited (formerly known as MPBL (COD) Developments) (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.20
Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (Incorporated by reference to Exhibit 4.20 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21
Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (Incorporated by reference to Exhibit 4.21 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009) .

4.22
Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.23
Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (Incorporated by reference to Exhibit 4.23 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.24
Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming (now Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25
Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.26
Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit
Number		Description of Document

4.27
Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (Incorporated by reference to Exhibit 4.27 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.28
Promissory Transfer of Shares Agreement dated May 17, 2006 with respect to the sale and transfer of Omar Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.29
Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to Melco PBL (Macau Peninsula) Limited from Double Margin, Angela Leong and Omar dated January 25, 2007 (Incorporated by reference to Exhibit 4.29 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.30
Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to Melco PBL (Macau Peninsula) Limited from Double Margin and Angela Leong dated July 17, 2007 (Incorporated by reference to Exhibit 4.30 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.31
Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to MPEL (Macau Peninsula) Limited from Double Margin and Angela Leong dated July 2, 2008 (Incorporated by reference to Exhibit 4.31 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.32	*
Promissory Transfer of Shares Termination Agreement dated 17 December 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar

4.33
Shareholders’ Agreement relating to Melco PBL Gaming (now Melco Crown Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.34
Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.35
Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.36
Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-148849), filed with the SEC on January 25, 2008)

4.37	*	2006 Share Incentive Plan Amended by AGM in May 2009

4.38
Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.39
Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit
Number		Description of Document

4.40
Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.41	*	English Translation of Order of Secretary for Public Works and Transportation published in Macau Offical Gazette No.25/2008 in relation to the City of Dreams Land Concession.

8.1	*	List of Subsidiaries

11.1	*	Code of Business Conduct and Ethics, amended and approved as of September 29, 2009

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Walkers

*	Filed with this Annual Report on Form 20-F

MELCO CROWN ENTERTAINMENT LIMITED
Consolidated Financial Statements
For the years ended December 31, 2009, 2008 and 2007
Report of Independent Registered Public Accounting Firm

MELCO CROWN ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

Page

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2009 and 2008	F-4

Consolidated Statements of Operations for the years ended December 31, 2009, 2008 and 2007	F-5

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2009, 2008 and 2007	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-7

Notes to Consolidated Financial Statements for the years ended December 31, 2009, 2008 and 2007	F-9

Schedule 1 – Melco Crown Entertainment Limited Condensed Financial Statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007	F-38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:
We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statements included in Schedule 1 as of and for the year ended December 31, 2009 of the Company and our report dated March 31, 2010 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:
We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2009, 2008 and 2007. Our audits also included the related financial statements included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such related financial statements included in Schedule 1, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 31, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
March 31, 2010

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$212,598	$815,144
Restricted cash	236,119	67,977
Accounts receivable, net (Note 3)	299,700	72,755
Amounts due from affiliated companies (Note 19(a))	1	650
Inventories	6,534	2,170
Prepaid expenses and other current assets	19,768	17,556

Total current assets	774,720	976,252

PROPERTY AND EQUIPMENT, NET (Note 4)	2,786,646	2,107,722

GAMING SUBCONCESSION, NET (Note 5)	713,979	771,216

INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220

GOODWILL (Note 6)	81,915	81,915

LONG-TERM PREPAYMENT AND DEPOSITS	52,365	60,894

DEFERRED TAX ASSETS (Note 14)	—	28

DEFERRED FINANCING COST	38,948	49,336

DEPOSIT FOR ACQUISITION OF LAND INTEREST (Note 7)	—	12,853

LAND USE RIGHTS, NET (Note 8)	447,576	433,853

TOTAL	$4,900,369	$4,498,289

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,719	$2,494
Accrued expenses and other current liabilities (Note 9)	497,767	442,671
Income tax payable	768	1,954
Current portion of long-term debt (Note 10)	44,504	—
Amounts due to affiliated companies (Note 19(b))	7,384	1,985
Amounts due to shareholders (Note 19(c))	25	1,032

Total current liabilities	559,167	450,136

LONG-TERM DEBT (Note 10)	1,638,703	1,412,516

OTHER LONG-TERM LIABILITIES (Note 11)	20,619	38,304

DEFERRED TAX LIABILITIES (Note 14)	17,757	19,191

LOANS FROM SHAREHOLDERS (Note 19(c))	115,647	115,647

LAND USE RIGHT PAYABLE (Note 18(a))	39,432	53,891

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 2,500,000,000 and 1,500,000,000 shares and issued – 1,595,617,550 and 1,321,550,399 shares as of December 31, 2009 and 2008 (Note 13))	15,956	13,216
Treasury shares, at US$0.01 par value per share (471,567 and 385,180 shares as of December 31, 2009 and 2008 (Note 13))	(5)	(4)
Additional paid-in capital	3,088,768	2,689,257
Accumulated other comprehensive losses	(29,034)	(35,685)
Accumulated losses	(566,641)	(258,180)

Total shareholders’ equity	2,509,044	2,408,604

TOTAL	$4,900,369	$4,498,289

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2009	2008	2007
OPERATING REVENUES
Casino	$1,304,634	$1,405,932	$348,725
Rooms	41,215	17,084	5,670
Food and beverage	28,180	16,107	11,121
Entertainment, retail and others	11,877	5,396	1,964

Gross revenues	1,385,906	1,444,519	367,480
Less: promotional allowances	(53,033)	(28,385)	(8,984)

Net revenues	1,332,873	1,416,134	358,496

OPERATING COSTS AND EXPENSES
Casino	(1,130,302)	(1,159,930)	(303,922)
Rooms	(6,357)	(1,342)	(2,222)
Food and beverage	(16,853)	(12,745)	(10,541)
Entertainment, retail and others	(4,004)	(1,240)	(504)
General and administrative	(130,986)	(90,707)	(82,773)
Pre-opening costs	(91,882)	(21,821)	(40,032)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,190)
Amortization of land use rights	(18,395)	(18,269)	(17,276)
Depreciation and amortization	(141,864)	(51,379)	(39,466)
Property charges and others	(7,040)	(290)	(387)

Total operating costs and expenses	(1,604,920)	(1,414,960)	(554,313)

OPERATING (LOSS) INCOME	(272,047)	1,174	(195,817)

NON-OPERATING (EXPENSES) INCOME
Interest income	498	8,215	18,640
Interest expenses, net of capitalized interest	(31,824)	—	(770)
Amortization of deferred financing costs	(5,974)	(765)	(1,005)
Loan commitment fees	(2,253)	(14,965)	(4,760)
Foreign exchange gain, net	491	1,436	3,832
Other income, net	2,516	972	275

Total non-operating (expenses) income	(36,546)	(5,107)	16,212

LOSS BEFORE INCOME TAX	(308,593)	(3,933)	(179,605)
INCOME TAX CREDIT (Note 14)	132	1,470	1,454

NET LOSS	$(308,461)	$(2,463)	$(178,151)

LOSS PER SHARE:
Basic and diluted	$(0.210)	$(0.002)	$(0.145)

SHARES USED IN LOSS PER SHARE CALCULATION:
Basic and diluted	1,465,974,019	1,320,946,942	1,224,880,031

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

						Accumulated
					Additional	Other		Total
	Common Shares		Treasury Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Losses	Equity	Loss
BALANCE AT JANUARY 1, 2007	1,180,931,146	$11,809	—	$—	$1,955,383	$740	$(77,566)	$1,890,366

Net loss for the year	—	—	—	—	—	—	(178,151)	(178,151)	$(178,151)
Foreign currency translation adjustment	—	—	—	—	—	(1,685)	—	(1,685)	(1,685)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(10,131)	—	(10,131)	(10,131)
Share-based compensation (Note 15)	—	—	—	—	5,346	—	—	5,346
Shares issued, net of offering expenses (Note 13)	139,612,500	1,396	—	—	721,400	—	—	722,796
Shares issued upon restricted shares vested (Note 13)	395,256	4	—	—	(4)	—	—	—

BALANCE AT DECEMBER 31, 2007	1,320,938,902	13,209	—	—	2,682,125	(11,076)	(255,717)	2,428,541	$(189,967)

Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation (Note 15)	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested (Note 13)	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercises of share options (Note 13)	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	13,216	(385,180)	(4)	2,689,257	(35,685)	(258,180)	2,408,604	$(27,072)

Net loss for the year	—	—	—	—	—	—	(308,461)	(308,461)	$(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	6,662
Share-based compensation (Note 15)	—	—	—	—	11,807	—	—	11,807
Shares issued, net of offering expenses (Note 13)	263,155,335	2,631	—	—	380,898	—	—	383,529
Shares issued upon restricted shares vested (Note 13)	8,297,110	83	—	—	6,831	—	—	6,914
Shares issued for future vesting of restricted shares (Note 13)	2,614,706	26	(2,614,706)	(26)	—	—	—	—
Issuance of shares for restricted shares vested (Note 13)	—	—	2,528,319	25	(25)	—	—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	$15,956	(471,567)	$(5)	$3,088,768	$(29,034)	$(566,641)	$2,509,044	$(301,810)

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(308,461)	$(2,463)	$(178,151)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	217,496	126,885	113,932
Amortization of deferred financing costs	5,974	765	1,005
Impairment loss recognized on property and equipment	3,137	17	421
Loss (gain) on disposal of property and equipment	640	(328)	585
Allowance for doubtful debts	16,757	5,378	2,733
Share-based compensation	11,385	6,855	5,256
Changes in operating assets and liabilities:
Accounts receivable	(243,702)	(28,743)	(51,711)
Amounts due from affiliated companies	649	89	151
Inventories	(4,364)	(686)	(1,288)
Prepaid expenses and other current assets	(5,824)	(1,503)	(13,924)
Long-term prepayment and deposits	(1,712)	1,219	(7,899)
Deferred tax assets	28	(28)	—
Accounts payable	6,225	(3,670)	3,172
Accrued expenses and other current liabilities	193,009	(110,567)	273,166
Income tax payable	(1,186)	394	1,301
Amounts due to affiliated companies	(1,220)	(3,461)	428
Amounts due to shareholders	25	—	—
Other long-term liabilities	321	784	950
Deferred tax liabilities	(1,434)	(2,095)	(2,755)

Net cash (used in) provided by operating activities	(112,257)	(11,158)	147,372

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(937,074)	(1,053,992)	(668,281)
Deposits for acquisition of property and equipment	(2,712)	(34,699)	(5,356)
Prepayment of show production cost	(21,735)	(16,127)	—
Changes in restricted cash	(168,142)	231,006	(298,983)
Payment for land use rights	(30,559)	(42,090)	—
Proceeds from sale of property and equipment	3,730	2,300	—
Refund of deposit for acquisition of land interest	12,853	—	—

Net cash used in investing activities	(1,143,639)	(913,602)	(972,620)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(870)	(7,641)	(49,735)
Loans from shareholders	—	(181)	(96,583)
Payment of principal of capital leases	—	—	(16)
Proceeds from issue of share capital	383,529	—	722,796
Proceeds from long-term debt	270,691	912,307	500,209

Net cash provided by financing activities	653,350	904,485	1,076,671

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(602,546)	(20,275)	251,423

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	815,144	835,419	583,996

CASH AND CASH EQUIVALENTS AT END OF YEAR	$212,598	$815,144	$835,419

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS – continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2009	2008	2007
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(27,978)	$(181)	$(596)
Cash paid for tax	$(2,457)	$—	$—

NON-CASH INVESTING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$91,648	$246,998	$132,356
Land use right cost funded through land use right payable, accrued expenses and other current liabilities and loans from shareholders	$22,462	$—	$41,680
Costs of property and equipment funded through amounts due from (to) affiliated companies	$4,427	$1,562	$1,598
Disposal of property and equipment through amount due from an affiliated company	$—	$(2,788)	$—
Deferred financing costs funded through accounts payable and accrued expenses and other current liabilities	$—	$1,427	$575
Provision of bonus funded through restricted shares issued and vested	$6,914	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)
1.	COMPANY INFORMATION
Melco Crown Entertainment Limited (“the Company” together with its subsidiaries, “MCE”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in December 2006. MCE is a developer, owner and, through its subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. MCE currently owns and operates City of Dreams – an integrated urban entertainment resort which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) – a casino and hotel resort which opened in May 2007, and Mocha Clubs – a non-casino-based operations of electronic gaming machines which has been in operation since September 2003. MCE’s American depository shares (“ADS”) are traded on the Nasdaq Global Select Market under the symbol “MPEL”. The Company changed its name from Melco PBL Entertainment (Macau) Limited to Melco Crown Entertainment Limited pursuant to shareholders’ resolutions passed on May 27, 2008.
As of December 31, 2009 and 2008, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Limited (“Crown”), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited (“PBL”) on December 12, 2007. PBL, an Australian-listed corporation, is now known as Consolidated Media Holdings Limited.
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

(c)	Fair Value Measurements

Fair values are measured in accordance with the accounting standards for fair value measurements. The Company partially adopted by the provisions effective on January 1, 2008 for financial assets, financial liabilities and non-financial assets and non-financial liabilities recognized or disclosed at fair value in the consolidated financial statements, and adopted the remaining provisions effective on January 1, 2009 for all non-recurring fair value measurements of non-financial assets and non-financial liabilities.  These accounting standards define fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date.

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies, accounts payable, accrued expenses and other current liabilities, amounts due to shareholders, loans from shareholders, land use right payable, interest rate swap agreements and debt instruments approximate their fair values.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued
(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

Restricted cash consists of cash deposited into bank accounts and restricted in accordance with the Company’s senior secured credit facility (“City of Dreams Project Facility”) as disclosed in Note 10 to the consolidated financial statements. This restricted cash will be immediately released upon the final completion of the City of Dreams Project and until this time is available for use as required for the City of Dreams project costs under disbursement terms specified in the City of Dreams Project Facility. As of December 31, 2009 and 2008, the restricted cash balance was $236,119 and $67,977, respectively.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. As of December 31, 2009 and 2008, a substantial portion of the Company’s markers were due from customers residing in foreign countries.

Accounts receivable, including casino and hotel receivables, is typically non-interest bearing and is initially recorded at cost. Amounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of amounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items, which are stated at the lower of cost or market value, and certain operating supplies. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued
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

Depreciation is provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter
Furniture, fixtures and equipment	2 to 7 years
Plant and gaming machinery	3 to 5 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Motor vehicles	5 years
Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized.

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Company’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, City of Dreams Project Facility and interest rate swap agreements. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Company’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $82,310, $49,629 and $14,490, of which $50,486, $49,629 and $13,720 were capitalized for the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, deferred financing costs of $4,414, $7,262 and $1,011 were capitalized for the years ended December 31, 2009, 2008 and 2007, respectively.

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

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued
(l)	Impairment of Long-Lived Assets (Other Than Goodwill)

The Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2009, 2008 and 2007, impairment losses amounting to $282, $17 and $421, respectively, were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2009, an impairment loss amounting to $2,855 was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement as disclosed in Note 7 to the consolidated financial statements. These impairment losses were included in “Property Charges and Others” line item in the consolidated statements of operations.

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $10,388, $8,027 and $2,016 were amortized during the years ended December 31, 2009, 2008 and 2007, respectively, of which a portion was capitalized as mentioned in Note 2(i) to the consolidated financial statements.

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

The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given the Company operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, the Company is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotel business, it is the principal and the transactions of the hotel are therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided. Advance deposits on rooms are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued
(o)	Revenue Recognition and Promotional Allowances – continued

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2009, 2008 and 2007, is primarily included in casino expenses as follows:

	Year Ended December 31,
	2009	2008	2007
Rooms	$6,778	$4,240	$903
Food and beverage	17,296	9,955	7,029
Entertainment, retail and others	3,448	—	—

	$27,522	$14,195	$7,932

(p)	Point-Loyalty Programs

The Company operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Company accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points results in a reduction of the accruals.

(q)	Gaming Tax

The Company is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are an assessment on the Company’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $737,485, $767,544 and $187,875 for the years ended December 31, 2009, 2008 and 2007, respectively.

(r)	Pre-Opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Company incurred pre-opening costs in connection with Altira Macau prior to its opening in May 2007 and City of Dreams prior to its opening in June 2009 and continues to incur such costs related to remaining portion of City of Dreams project and other one-off activities related to the marketing of new facilities and operations.

(s)	Advertising Expenses

The Company expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $29,018, $5,283 and $26,854 for the years ended December 31, 2009, 2008 and 2007, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued
(t)	Foreign Currency Transactions and Translations

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

The functional currencies of the Company and its major subsidiaries are the U.S. dollars and, Hong Kong dollars or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive loss.

(u)	Share-Based Compensation Expenses

The Company issued restricted shares and share options under its share incentive plan during the years ended December 31, 2009, 2008 and 2007.

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

Further information on the Company’s share-based compensation arrangements is included in Note 15 to the consolidated financial statements.

(v)	Income Tax

The Company is subject to income taxes in Hong Kong, Macau, the United States of America and other jurisdictions where it operates.

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

The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates.  The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes which the Company adopted on January 1, 2007. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued
(w)	Loss Per Share

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

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted loss per share consisted of the following:

	Year Ended December 31,
	2009	2008	2007
Weighted-average number of ordinary shares outstanding used in the calculation of basic loss per share	1,465,974,019	1,320,946,942	1,224,880,031

Incremental weighted-average number of ordinary shares from assumed exercised of restricted shares and share options using the treasury stock method	—	—	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted loss per share	1,465,974,019	1,320,946,942	1,224,880,031

During the years ended December 31, 2009, 2008 and 2007, the Company had securities which would potentially dilute basic loss per share in the future, but which were excluded from the computation of diluted loss per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 13,931,088, 3,897,756 and 2,380,112 ordinary shares from the assumed conversion of these restricted shares and share options using the treasury stock method for the years ended December 31, 2009, 2008 and 2007, respectively.

(x)	Accounting for Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to hedge its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility. The Company accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in other comprehensive income (loss), depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

Further information on the Company’s outstanding financial instrument arrangements as of December 31, 2009 is included in Note 11 to the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – continued
(y)	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) represents foreign currency translation adjustments and changes in the fair value of interest rate swap agreements. As of December 31, 2009 and 2008, the Company’s accumulated other comprehensive income (loss) consisted of the following:

	December 31,
	2009	2008

Foreign currency translation adjustment	$(956)	$(945)
Changes in the fair value of interest rate swap agreements	(28,078)	(34,740)

	$(29,034)	$(35,685)

(z)	Reclassifications

The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net loss or other subtotals of the Company’s consolidated financial statements, to conform to the current year presentation.

(aa)	Recent Changes in Accounting Standards

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting standards regarding the FASB accounting standards codification and the hierarchy of generally accepted accounting principles. FASB accounting standards codification (“Codification”) is to be the single source of authoritative on governmental US GAAP recognized by FASB although rules and interpretive releases of the U.S. Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative US GAAP for SEC registrants. These new accounting standards are effective for interim and annual periods ending after September 15, 2009. On the effective date of these new accounting standards, the Codification will supersede all then-existing non-SEC accounting and reporting standards. The adoption of these new accounting standards did not have a material impact on the Company’s financial position, results of operations and cash flows.

In January 2010, the FASB issued new accounting standards regarding new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. Those accounting standards also clarify existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value and are effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of these new accounting standards is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
3.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2009	2008

Components of accounts receivable, net are as follows:

Casino	$320,789	$78,649
Hotel	2,457	1,647
Other	681	572

Sub-total	$323,927	$80,868
Less: allowance for doubtful debts	(24,227)	(8,113)

	$299,700	$72,755

During the years ended December 31, 2009 and 2008, the Company has provided allowance for doubtful debts of $16,114 and $5,378 and has written off accounts receivables of $643 and nil, respectively.
4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2009	2008

Cost
Buildings	$2,219,127	$312,007
Furniture, fixtures and equipment	307,305	77,289
Plant and gaming machinery	114,983	69,104
Leasehold improvements	97,188	36,770
Motor vehicles	3,375	1,502

Sub-total	$2,741,978	$496,672
Less: accumulated depreciation	(249,780)	(107,847)

Sub-total	$2,492,198	$388,825
Construction in progress	294,448	1,718,897

Property and equipment, net	$2,786,646	$2,107,722

As of December 31, 2009 and 2008, construction in progress primarily included interest paid or payable on loans from shareholders, City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred directly in relation to the City of Dreams project). As of December 31, 2009 and 2008, total cost capitalized for construction in progress amounted to $35,713 and $114,700, respectively, for the City of Dreams project.
5.	GAMING SUBCONCESSION, NET

	December 31,
	2009	2008

Deemed cost	$900,000	$900,000
Less: accumulated amortization	(186,021)	(128,784)

Gaming subconcession, net	$713,979	$771,216

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
5.	GAMING SUBCONCESSION, NET – continued
The deemed cost was determined based on the estimated fair value of the gaming subconcession. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Company expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2010 through 2021, and approximately $27,135 in 2022.
6.	GOODWILL AND INTANGIBLE ASSETS, NET
Goodwill and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. The Company has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets and concluded that there was no impairment.
To assess potential impairment of goodwill, the Company performs an assessment of the carrying value of the reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Company would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Company estimates the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.
Trademarks of Mocha Clubs are tested for impairment using the relief-from-royalty method. Under this method, the Company estimates the fair value of the intangible assets through internal and external valuations, mainly based on the after-tax cash flow associated with the revenue related to the royalty. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, appropriate royalty rates, appropriate discount rates, and long-term growth rates.
7.	DEPOSIT FOR ACQUISITION OF LAND INTEREST
On May 17, 2006, a subsidiary of the Company, MPEL (Macau Peninsula) Limited (“MPEL Macau Peninsula”) entered into a conditional agreement to acquire a third development site located on the shoreline of Macau Peninsula near the current Macau Ferry Terminal or Macau Peninsula site. The acquisition was through the purchase of the entire issued share capital of a company holding title to the Macau Peninsula site which was approximately 6,480 square meters. The aggregate consideration was $192,802, payable in cash of which a deposit of $12,853 was paid upon signing of the sale and purchase agreement, financed from Melco and Crown, equally, and was included in deposit for acquisition of land interest as of December 31, 2008. The balance was payable on completion of the acquisition, which was subject to conditions that were not under the control of the Company. The targeted completion date of July 27, 2009 for the acquisition of the Macau Peninsula site passed and the acquisition agreement was terminated by the relevant parties on December 17, 2009.  The deposit under the acquisition agreement was refunded to the Company in December 2009.
8.	LAND USE RIGHTS, NET
Land use rights consisted of the following:

	December 31,
	2009	2008

Altira Macau	$141,543	$141,543
City of Dreams	376,021	343,903

	517,564	485,446
Less: accumulated amortization	(69,988)	(51,593)

Land use rights, net	$447,576	$433,853

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
8.	LAND USE RIGHTS, NET – continued
Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry date of the leases of the land use rights of the Altira Macau and City of Dreams projects were March 2031 and August 2033, respectively.
In November 2009, the Company’s subsidiaries, Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”) and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government and recognized additional land premium of $32,118 payable to the Macau government for the increased developable gross floor area of Cotai Land in Macau, where the City of Dreams site located. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium to the Macau government. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.
9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2009	2008

Construction costs payable	$80,668	$246,998
Customer deposits	50,829	9,808
Outstanding gaming chips and tokens	136,774	54,758
Other gaming related accruals	53,294	32,699
Gaming tax accruals	67,376	42,038
Land use right payable	29,781	13,763
Operating expense accruals	67,701	42,607
Interest rate swap liabilities	11,344	—

	$497,767	$442,671

10.	LONG-TERM DEBT
On September 5, 2007, Melco Crown Gaming (“Borrower”) entered into the City of Dreams Project Facility with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consists of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility matures on September 5, 2014 and is subject to quarterly amortization payments commencing on December 5, 2010. The Revolving Credit Facility matures on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility and has no interim amortization payment. Drawdowns on the Term Loan Facility are, subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants, available until January 5, 2010. The Revolving Credit Facility will be made available on a fully revolving basis from the date upon which the Term Loan Facility has been fully drawn, to the date that is one month prior to the Revolving Credit Facility’s final maturity date.
The indebtedness under the City of Dreams Project Facility is guaranteed by certain subsidiaries of the Company (together with the Borrower collectively referred to as the “Borrowing Group”). Security for the City of Dreams Project Facility includes a first-priority mortgage over the lands where Altira Macau and the City of Dreams is located which are held by the subsidiaries of the Company, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group; equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
10.	LONG-TERM DEBT – continued
The City of Dreams Project Facility agreement contains certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness, (including guarantees), making certain investment, paying dividends and other restricted payments, creating any subsidiaries and selling assets. The City of Dreams Project Facility also requires the Borrowing Group to comply with certain financial covenants, including, but not limited to, a consolidated leverage ratio, a consolidated interest cover ratio and a consolidated cash cover ratio.
In addition, there are provisions that limit or prohibit certain payment of dividends and other distributions by the Borrowing Group to the Company. As of December 31, 2009 and 2008, the net assets of the Borrowing Group of approximately $1,543,000 and $1,832,000 were restricted from being distributed under the terms of the City of Dreams Project Facility, respectively.
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
Borrowings under the City of Dreams Project Facility bear interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provides for further reductions in the margin if the Borrowing Group satisfy certain prescribed leverage ratio tests upon completion of the City of Dreams project. Melco Crown Gaming is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. During the years ended December 31, 2009, 2008 and 2007, the Company incurred loan commitment fees of $2,253, $14,965 and $4,760, respectively.
In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and Crown each provided an undertaking to the agent under the City of Dreams Project Facility, to contribute additional equity up to an aggregate of $250,000 (divided equally between Melco and Crown) to Melco Crown Gaming to pay any costs (i) associated with construction of the City of Dreams project and (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, Melco and Crown each provided letters of credit in favor of the security agent for the City of Dreams Project Facility to the amount of $250,000. Balance of the contingent equity that Melco and Crown would be obliged to provide to Melco Crown Gaming is required to be maintained until the final completion date of the City of Dreams project, and when certain debt service reserve accounts are funded. The letters of credit amounting to $174,000 and $76,000 were released and replaced by short-term deposits placed by Melco Crown Gaming in May and September 2009, respectively.
Melco Crown Gaming drew down a total of $70,951, which includes $12,685 and HK$453,312,004 (equivalent to $58,266), during the year ended December 31, 2009 (2008: a total of $912,307, which includes $176,384 and HK$5,725,483,618 (equivalent to $735,923)) on the Term Loan Facility and a total of $199,740, which includes $32,469 and HK$1,301,364,572 (equivalent to $167,271) (2008: nil), were drawn on the Revolving Credit Facility, respectively.
As of December 31, 2009 and 2008, total outstanding borrowings relating to the City of Dreams Project Facility was $1,683,207 and $1,412,516, respectively. Management believes the Company is in compliance with all covenants as of December 31, 2009 and 2008. As of December 31, 2009, approximately $50,349 of the City of Dreams Project Facility remains available for future drawdown.
Total interest incurred on long-term debt for the years ended December 31, 2009, 2008 and 2007 were $50,824, $40,178 and $9,695, respectively, of which $37,374, $40,178 and $9,552, were capitalized as discussed in Note 2(i) to the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
10.	LONG-TERM DEBT – continued
During the years ended December 31, 2009 and 2008, the Company’s average borrowing rates were approximately 5.73% and 5.58% per annum, respectively.
Maturities of the Company’s long-term debt as of December 31, 2009 are as follows:

Year ending December 31,
2010	$44,504
2011	267,024
2012	526,102
2013	385,702
2014	459,875

1,683,207
Current portion of long-term debt	(44,504)

$1,638,703

11.	OTHER LONG-TERM LIABILITIES

	December 31,
	2009	2008

Interest rate swap liabilities	$16,727	$34,733
Deferred rent liabilities	3,613	3,371
Other deposits received	279	200

	$20,619	$38,304

In connection with the signing of the City of Dreams Project Facility in September 2007 as disclosed in Note 10 to the consolidated financial statements, Melco Crown Gaming entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. In addition to the eight interest rate swap agreements entered in 2007 that expire in 2010, Melco Crown Gaming entered into six and another three interest rate swap agreements in 2008 and 2009 that expire in 2011 and 2012, respectively. Under the interest rate swap agreements, Melco Crown Gaming pays a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each on the payment date. As of December 31, 2009 and 2008, the notional amounts of the outstanding interest rate swap agreements amounted to $842,127 and $714,235, respectively.
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
As of December 31, 2009 and 2008, the fair values of interest rate swap agreements were recorded as interest rate swap liabilities, of which $11,344 and nil were included in accrued expenses and other current liabilities and $16,727 and $34,733 were included in other long-term liabilities, respectively. The Company estimates that over the next twelve months, $23,855 of the net unrealized losses on the interest rate swaps will be reclassified from accumulated other comprehensive income (loss) into interest expenses.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
12.	FAIR VALUE MEASUREMENTS
The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies and shareholders, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these instruments. The carrying values of long-term debt, loans from shareholders and land use right payable approximate their fair values as they carry market interest rates. As of December 31, 2009, the Company did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Company’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2009

Interest rate swap liabilities	$—	$28,071	$—	$28,071

The Company has seventeen interest rate swap agreements. Eight of the interest rate swap agreements which expire in 2010 with an aggregate fair value of $11,344 were recorded as accrued expenses and other current liabilities. The remaining nine interest rate swap agreements with an aggregate fair value of $16,727 which expire in 2011 and 2012 accordingly were recorded as other long-term liabilities in the consolidated balance sheet. The fair values of the interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements are considered a level 2 item in the fair value hierarchy.
13.	CAPITAL STRUCTURE
On January 8, 2007, the Company issued 9,037,500 ADSs, representing 27,112,500 ordinary shares, pursuant to the underwriters’ option to subscribe these ADSs from the Company to cover over-allotments of the ADSs in its initial public offering in December 2006.
On November 6, 2007, the Company offered 37,500,000 ADSs, representing 112,500,000 ordinary shares, to the public in a follow-on offering.
On May 1, 2009, the Company issued 67,500,000 ordinary shares and 22,500,000 ADSs, representing a total of 135,000,000 ordinary shares, to the public in a follow-on offering with a net proceed after deducting the offering expenses amounted to $174,417.
On May 19, 2009, the Company approved the resolution to increase the authorized share capital from 1.5 billion ordinary shares of a nominal or par value of USD0.01 each to 2.5 billion ordinary shares of a nominal or par value of USD0.01 each.
On August 18, 2009, the Company issued an additional 42,718,445 ADSs, representing 128,155,335 ordinary shares, to the public in a further follow-on offering with a net proceed after deducting the offering expenses amounted to $209,112.
In connection with the Company’s restricted shares granted as disclosed in Note 15 to the consolidated financial statements, 8,297,110, 226,317 and 395,256 ordinary shares were vested and issued during the years ended December 31, 2009, 2008 and 2007, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
13.	CAPITAL STRUCTURE – continued
The Company issued 2,614,706 and 385,180 ordinary shares to its depository bank for issuance to employees upon their future exercise of vested restricted shares and share options during the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009, 2,528,319 of these ordinary shares have been issued to employees and the balance of 471,567 ordinary shares continues to be held by the Company for future issuance.
As of December 31, 2009 and 2008, the Company had 1,595,145,983 and 1,321,165,219 ordinary shares issued and outstanding, respectively.
14.	INCOME TAX CREDIT
The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively during the years ended December 31, 2009, 2008 and 2007.
Pursuant to the approval notices issued by Macau government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011.
The Macau government has granted to a subsidiary of the Company, Altira Hotel Limited, the declaration of utility purpose benefit in 2007, pursuant to which, for a period of 12 years, it is entitled to a vehicle and property tax holiday on any vehicles and immovable property that it owns or has been granted. Under such tax holiday, it will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax.
The provision for income tax consisted of:

	Year Ended December 31,
	2009	2008	2007

Income tax provision for current year:
Macau Complementary Tax	$190	$—	$—
Hong Kong Profits Tax	731	892	1,301

Sub-total	921	892	1,301

Under (over) provision of income tax in prior years:
Macau Complementary Tax	$2	$—	$—
Hong Kong Profits Tax	351	(239)	—

Sub-total	353	(239)	—

Deferred tax (credit) charge:
Macau Complementary Tax	$(1,537)	$(2,038)	$(2,812)
Hong Kong Profits Tax	131	(85)	57

Sub-total	(1,406)	(2,123)	(2,755)

Total income tax credit	$(132)	$(1,470)	$(1,454)

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
14.	INCOME TAX CREDIT – continued
A reconciliation of the income tax credit to loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2009	2008	2007

Loss before income tax	$(308,593)	$(3,933)	$(179,605)
Macau Complementary Tax rate	12%	12%	12%
Income tax credit at Macau Complementary Tax rate	(37,031)	(472)	(21,553)
Effect of different tax rates of subsidiaries operating in other jurisdiction	235	126	641
Under (over) provision in prior year	353	(239)	—
Effect of income for which no income tax expense is payable	(633)	(1,102)	(2,671)
Effect of expense for which no income tax benefit is receivable	2,978	779	1,048
Effect of tax holiday granted by Macau government	—	(8,855)	—
Losses that cannot be carried forward	15,639	—	20,045
Change in valuation allowance	18,327	8,293	1,036

	$(132)	$(1,470)	$(1,454)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% (2008 and 2007: 12%) and 16.5% (2008: 16.5% and 2007: 17.5%) on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the relevant years, if applicable. No provision of the income tax in the United States of America and other jurisdictions as the subsidiaries incurred tax loss for the years ended December 31, 2009, 2008 and 2007 where they operate.
Melco Crown Gaming has been granted with tax holidays on casino gaming profits by the Macau government in 2007. Melco Crown Gaming reported net loss during the years ended December 31, 2009 and 2007 which had no impact to the basic and diluted loss per share of the Company. During the year ended December 31, 2008, Melco Crown Gaming reported net income and had the Company been required to pay such taxes, the Company’s consolidated net loss for the year ended December 31, 2008 would have been increased by $8,855 and basic and diluted loss per share would have reported additional loss of $0.007 per share. The Company’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its concession agreement.
The negative effective tax rates for the years ended December 31, 2009, 2008 and 2007 were 0.04%, 37.4% and 0.8%, respectively. The negative effective tax rate for the years ended December 31, 2009, 2008 and 2007 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the relevant years together with impact of net loss of Melco Crown Gaming during the years ended December 31, 2009 and 2007 and tax exemption granted by the Macau government as described in the preceding paragraph during the year ended December 31, 2008.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
14.	INCOME TAX CREDIT – continued
The deferred income tax assets and liabilities as of December 31, 2009 and 2008, consisted of the following:

	December 31,
	2009	2008

Deferred income tax assets
Net operating loss carryforwards	$33,085	$16,088
Depreciation and amortization	—	28

Sub-total	33,085	16,116

Valuation allowance
Current	(7,311)	(1,330)
Long-term	(25,774)	(14,758)

Sub-total	(33,085)	(16,088)

Total net deferred income tax assets	$—	$28

Deferred income tax liabilities
Land use rights	$(17,149)	$(18,686)
Intangible assets	(505)	(505)
Unrealized capital allowance	(103)	—

Net deferred income tax liabilities	$(17,757)	$(19,191)

As of December 31, 2009 and 2008, valuation allowance of $33,085 and $16,088 were provided respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2009, operating loss carry forwards amounting to $60,930, $62,055 and $152,725 will expire in 2010, 2011 and 2012, respectively. Operating tax loss of $11,085 has expired during the year ended December 31, 2009.
Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
An evaluation of the tax position for recognition was conducted by the Company by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Company concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2009, 2008 and 2007 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2009 and 2008, there was no interest and penalties related to uncertain tax positions being recognized in the consolidated financial statements. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
The positions for tax years 2009, 2008 and 2007 remain open and subject to examination by the Hong Kong, Macau, and the United States of America and other jurisdictions’ tax authorities until the statue of limitations expire in each corresponding jurisdiction.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION
The Company has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of its business. Under the share incentive plan, the Company may grant either options to purchase the Company’s ordinary shares or restricted shares. The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Company grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of its share capital, the exercise price cannot be less than 110% of the fair market value of its ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The Board of Directors of the Company has approved the removal of the maximum award amount of 50,000,000 shares over the first five years. The removal of such maximum limit for the first five years was approved by the shareholders of the Company at the general meeting held in May 2009. As of December 31, 2009 and 2008, 62,964,552 shares and 69,570,105 shares out of 100,000,000 shares remain available for the grant of stock options or restricted shares respectively.
The Company granted ordinary share options to certain personnel during the years ended December 31, 2009 and 2008 with exercise price determined at the closing price of the date of grant. During the year ended December 31, 2007, the exercise price of share options granted in September 2007 were determined at the closing price preceding the date of grant; and exercise price of share options granted in November 2007 were determined at the higher of the average of the closing price for the five trading days following from the date of grant and the closing price on the fifth trading day. These ordinary share options became exercisable over different vesting periods ranging from three years to five years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant, except for options granted in the exchange program, described below, which have a range of 7.7 to 8.3 year life.
During the year ended December 31, 2009, the Board of Directors of the Company approved a proposal to allow for a one-time stock option exchange program, designed to provide eligible employees an opportunity to exchange certain outstanding underwater stock options for a lesser amount of new stock options to be granted with lower exercise prices. Stock options eligible for exchange were those that were granted on or prior to April 11, 2008 under the Company’s share incentive plan in 2006. A total of approximately 5.4 million eligible stock options were tendered by employees, representing 94% of the total stock options eligible for exchange. The Company granted an aggregate of approximately 3.6 million new stock options in exchange for the eligible stock options surrendered. The exercise price of the new stock options was $1.43, which was the closing price of the Company’s ordinary share on the grant date. No incremental stock option expense was recognized for the exchange because the fair value of the new options, using Black-Scholes valuation model, was approximately equal to the fair value of the surrendered options they replaced. The significant assumptions used to determine the fair value of the new options includes expected dividend of nil, expected stock price volatility of 87.29%, risk-free interest rate of 2.11% and expected average life of 5.6 years.
During the year ended December 31, 2009, the Company settled bonus provision related to the year ended December 31, 2008 to senior level employees with approximately 6.4 million restricted shares granted and vested on the same date in 2009. The total fair value of those restricted shares amounted to $6,914 and approximated the bonus balance accrued as of December 31, 2008 in the consolidated balance sheet.
The Company has also granted restricted shares to certain personnel during the years ended December 31, 2009, 2008 and 2007. These restricted shares have a vesting period ranging from six months to five years. The grant date fair value is determined with reference to the market closing price at date of grant as adjusted by the factor that these restricted shares are not entitled to dividends during the vesting period.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION – continued
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
The fair value per option was estimated at the date of grant using the following weighted-average assumptions (excludes options granted in the 2009 stock option exchange program described above):

	December 31,
	2009	2008	2007

Expected dividend yield	—	—	—
Expected stock price volatility	74.60%	57.65%	38.26%
Risk-free interest rate	1.45%	1.67%	3.96%
Forfeiture rate	—	—	—
Expected average life of options (years)	5.5	4.7	5.2
Share Options
A summary of share options activity under the share incentive plan as of December 31, 2009 and 2008, and changes during the years ended December 31, 2009, 2008 and 2007 are presented below:

			Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value

Outstanding at January 1, 2007	—	—
Granted	3,908,390	$5.02
Exercised	—	—
Forfeited	(191,514)	$5.06
Expired	—	—

Outstanding at December 31, 2007	3,716,876	$5.02
Granted	20,558,343	$1.83
Exercised	—	—
Forfeited	(2,003,178)	$4.34
Expired	(1,795)	$5.06

Outstanding at December 31, 2008	22,270,246	$2.14
Granted	4,792,536	$1.07
Granted under option exchange program	3,612,327	$1.43
Exercised	—	—
Forfeited	(2,809,419)	$1.93
Expired	(104,738)	$4.58
Cancelled under option exchange program	(5,418,554)	$4.39

Outstanding at December 31, 2009	22,342,398	$1.26	8.8	$1,600

Exercisable at December 31, 2009	364,950	$4.62	7.9	—

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION – continued
Share Options – continued
A summary of share options vested and expected to vest at December 31, 2009 are presented below:

Vested
Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value

Range of exercise prices per share ($4.01 - $5.06) (Note)	364,950	$4.62	7.9	—

Note: 1,593,810 share options vested during the year ended December 31, 2009 of which 104,738 share options expired. In addition, 1,507,507 vested share options were cancelled under the option exchange program during the year ended December 31, 2009.

Expected to Vest
Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value

Range of exercise prices per share ($1.01 - $5.06)	21,977,448	$1.21	8.8	$1,600

The weighted-average fair value of share options granted during the years ended December 31, 2009 (excludes options granted in the 2009 stock option exchange program), 2008 and 2007 were $0.67, $0.80 and $1.64, respectively. No share options were exercised during the years ended December 31, 2009, 2008 and 2007 and therefore no cash proceeds and tax benefits were recognized.
As of December 31, 2009, there was $16,782 unrecognized compensation costs related to unvested share options. The costs are expected to be recognized over a weighted-average period of 2.71 years.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION – continued
Restricted Shares
A summary of the status of the share incentive plan’s restricted shares as of December 31, 2009, and changes during the years ended December 31, 2009, 2008 and 2007 are presented below:

	Number of	Weighted-
	Restricted	Average Grant
	Shares	Date Fair Value

Unvested at January 1, 2007	2,532,010	$6.33
Granted	—	—
Vested	(395,256)	6.33
Forfeited	(130,310)	6.33

Unvested at December 31, 2007 and January 1, 2008	2,006,444	$6.33
Granted	6,529,844	1.30
Vested	(226,317)	6.33
Forfeited	(771,895)	5.88

Unvested at December 31, 2008 and January 1, 2009	7,538,076	$2.02
Granted	7,071,741	1.09
Vested	(10,825,445)	1.61
Forfeited	(538,341)	1.61

Unvested at December 31, 2009	3,246,031	$1.41

The total fair values at date of grant of the restricted shares vested during the years ended December 31, 2009, 2008 and 2007 were $17,433, $1,433 and $2,502, respectively.
As of December 31, 2009, there was $2,901 of unrecognized compensation costs related to restricted shares. The costs are expected to be recognized over a weighted-average period of 2.3 years.
The impact of share options and restricted shares for the years ended December 31, 2009, 2008 and 2007 recognized in the consolidated financial statements were as follows:

	Year Ended December 31,
	2009	2008	2007

Share options	$5,169	$2,598	$518
Restricted shares	6,638	4,420	4,828

Total share-based compensation expenses	11,807	7,018	5,346
Less: share-based compensation expenses capitalized	(422)	(163)	(90)

Share-based compensation recognized in general and administrative expenses	$11,385	$6,855	$5,256

16.	EMPLOYEE BENEFIT PLANS
The Company provides defined contribution plans for their employees in Macau, Hong Kong, United States of America and Singapore. For the years ended December 31, 2009, 2008 and 2007, the Company’s contributions into the provident fund were $5,012, $4,584 and $1,495, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
17.	DISTRIBUTION OF PROFITS
All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2009 and 2008, the balance of the reserve amounted to $3 in each of those years.
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

As of December 31, 2009, the Company had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for the City of Dreams project totaling $32,602.

Melco Crown (COD) Developments and Melco Crown Gaming, subsidiaries of the Company, accepted in principle an offer from the Macau government to acquire the Cotai Land in Macau, where the City of Dreams site located, for approximately $105,091, with $37,437 paid at signing of the government lease in February 2008. In August 2008, Melco Crown (COD) Developments obtained the official title of this land use right for approximately $105,091, of which $58,340 has been paid as of December 31, 2009 and the remaining amount of $46,751, accrued with 5% interest per annum, will be paid in six biannual instalments. In November 2009, Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government and recognized additional land premium of $32,118 payable to the Macau government for the increased developable gross floor area of Cotai Land for City of Dreams. The total outstanding balances of the land use right has been included in accrued expenses and other current liabilities in an amount of $29,781 and in land use right payable in an amount of $39,432, respectively as of December 31, 2009. A guarantee deposit of approximately $424 was also paid upon signing of the government lease in February 2008. According to the terms of the revised offer from the Macau government, payment in the form of government land use fees in an aggregate amount of $1,185 per annum is payable to the Macau government and such amount may be adjusted every five years as agreed between the Macau government and Melco Crown (COD) Developments, using the applicable market rates in effect at the time of the adjustment. As of December 31, 2009, the Company’s total commitments of payment in form of government land use fees for the City of Dreams site was $27,938. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional land premium to the Macau government. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

In 2006, the Macau government had officially granted the Taipa Land to Altira Developments Limited (“Altira Developments”), a subsidiary of the Company. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006. Payment in the form of government land use fees in an aggregate amount of $171 per annum became payable to the Macau government and such amount may be adjusted every five years as agreed between the Macau government and Altira Developments, using the applicable market rates in effect at the time of the adjustment. As of December 31, 2009, the Company’s total commitments of payment in form of government land use fees for the Altira Macau site was $3,624.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
18.	COMMITMENTS AND CONTINGENCIES – continued
(b)	Lease Commitments and Other Arrangements

Operating Leases – As a lessee

The Company leases office space, Mocha Club sites, staff quarters and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2021. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Company and its lessor. During the years ended December 31, 2009, 2008 and 2007, the Company incurred rental expenses amounting to $14,557, $12,060 and $11,716, respectively.

As of December 31, 2009, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,

2010	$10,013
2011	6,306
2012	5,318
2013	5,182
2014	3,853
Over 2014	9,667

Total minimum lease payments	$40,339

As grantor of operating and right to use arrangement

The Company entered into non-cancellable operating and right to use agreements for mall spaces in the City of Dreams site with various retailers that expire at various dates through May 2016. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2009, 2008 and 2007, the Company received contingent fees amount to $5,547, nil and nil, respectively.

As of December 31, 2009, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,

2010	$8,293
2011	8,287
2012	7,793
2013	7,185
2014	7,182
Over 2014	4,590

Total minimum future fees to be received	$43,330

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitments

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:

i)	To make a minimum investment in Macau of $499,164 (MOP 4,000,000,000) by December 2010.
ii)
To pay the Macau government a fixed annual premium of $3,744 (MOP30,000,000) starting from June 26, 2009 or earlier, if the hotel, casino and resort projects operated by the Company’s subsidiaries are not completed by then.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
18.	COMMITMENTS AND CONTINGENCIES – continued
(c)	Other Commitments – continued
iii)	To pay the Macau government a variable premium depending on the number and type of gaming tables and gaming machines that the Company operates. The variable premium is calculated as follows:
•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;
•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and
•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.
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

As of December 31, 2009, the Company had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and the City of Dreams projects totaling $2,590. Expenses for the shuttle buses and limousines services during the years ended December 31, 2009 and 2008 amounted to $10,653 and $3,457, respectively.

As of December 31, 2009, the Company had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Altira Macau and the City of Dreams projects totaling $4,786. Expenses for such services during the years ended December 31, 2009 and 2008 amounted to $5,561 and $2,432, respectively.

As of December 31, 2009, the Company had other commitments contracted but not provided in respect of trademark and memorabilia license fee for operations of City of Dreams hotels and casino totalling $8,479. Expenses for the trademark and memorabilia license fee during the years ended 31 December 2009 and 2008 amounted to $889 and nil, respectively.

(d)	Contingencies

As of December 31, 2009, the Melco Crown Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau government as disclosed in Note 18(c)(vii) to the consolidated financial statements.

As of December 31, 2009, the Company has entered into two deeds of guarantee with third parties to guarantee certain payment obligations of the City of Dreams’ operations amounted to $10,000.

As of December 31, 2009, the Company has entered into a bank guarantee issued to the Macau government amounting to $22,462 (MOP180,000,000) to guarantee payment of additional land premium payable as disclosed in Note 8 to the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
18.	COMMITMENTS AND CONTINGENCIES — continued
(e)	Litigation

The Company is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company’s financial position or results of operations.

19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2009, 2008 and 2007, the Company entered into the following material related party transactions:

	Year Ended December 31,
	2009	2008	2007

Amounts paid/payable to affiliated companies

Advertising and promotional expenses	$211	$597	$65
Consultancy fee capitalized in construction in progress	1,312	246	2,294
Consultancy fee recognized as expense	1,301	1,168	4,150
Management fees	45	1,698	—
Network support fee	28	52	238
Office rental	2,354	1,466	1,114
Operating and office supplies	257	255	707
Project management fees capitalized in construction in progress	—	—	1,442
Property and equipment	59,482	16,327	12,141
Repairs and maintenance	87	655	41
Service fee expense	748	781	—
Traveling expense capitalized in construction in progress	65	66	—
Traveling expense recognized as expense	2,809	1,387	746

Amounts received/receivable from affiliated companies

Other service fee income	896	276	—
Rooms and food and beverage income	23	100	41
Sales proceeds for disposal of property and equipment	—	2,788	—

Amounts paid/payable to shareholders

Interest charges capitalized in construction in progress	963	3,367	4,167
Interest charges recognized as expense	215	—	758

Details of those material related party transactions provided in the table above are as follows:
(a)	Amounts Due From Affiliated Companies

Melco’s subsidiary and its associated company — Melco’s subsidiary and its associated company purchased rooms and food and beverage services from the Company during the years ended December 31, 2009, 2008 and 2007. Property and equipment was purchased from Melco’s associated company during the year ended December 31, 2009. The outstanding balances due from Melco’s subsidiary and its associated company as of December 31, 2009 and 2008 were $1 and $28, respectively, and the amounts were unsecured, non-interest bearing and repayable on demand.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS – continued
(b)	Amounts Due To Affiliated Companies

Elixir International Limited, or Elixir – The Company purchased property and equipment and services including repairs and maintenance, operating and office supplies, network support and consultancy from Elixir, a wholly-owned subsidiary of Melco, primarily related to the Altira Macau and City of Dreams projects during the years ended December 31, 2009, 2008 and 2007. Certain gaming machines were sold to Elixir during the year ended December 31, 2008 and Elixir purchased rooms and food and beverage services from the Company during the years ended December 31, 2009, 2008 and 2007. As of December 31, 2009, the outstanding balance due to Elixir of $5,046. As of December 31, 2008, the outstanding balance was a receivable from Elixir of $622. These amounts were unsecured, non-interest bearing and repayable on demand.

Sociedade de Turismo e Diversões de Macau, S.A.R.L., or STDM and its subsidiaries (together with STDM referred to STDM Group) and Shun Tak Holdings Limited and its subsidiaries (referred to Shun Tak Group) — The Company incurred expenses associated with its use of STDM and Shun Tak Group ferry and hotel accommodation services within Hong Kong and Macau during the years ended December 31, 2009, 2008 and 2007. Relatives of Mr. Lawrence Ho, the Company’s Co-Chairman and Chief Executive Officer, have beneficial interests within those companies. The traveling expenses in connection with construction of the Altira Macau and City of Dreams projects were capitalized as costs related to construction in progress during the construction period. STDM Group and Shun Tak Group provided advertising and promotional services to the Company during the years ended December 31, 2009, 2008 and 2007. The Company incurred rental expense from leasing office premises from STDM Group and Shun Tak Group during the years ended December 31, 2009, 2008 and 2007. As of December 31, 2009 and 2008, the outstanding balances due to STDM Group of $171 and $215 and Shun Tak Group of $440 and $8, respectively, were unsecured, non-interest bearing and repayable on demand.

Melco’s subsidiaries and its associated companies — Melco’s subsidiaries and its associated companies provided services to the Company primarily for the construction of Altira Macau and City of Dreams projects and the operations which included management of general and administrative matters for the years ended December 31, 2009, 2008 and 2007, consultancy fees during the years ended December 31, 2009 and 2008, and advertising and promotion, network support, system maintenance and administration support and repairs and maintenance fee during the years ended December 31, 2008 and 2007. The Company incurred rental expense from leasing office premises from Melco’s subsidiaries during the years ended December 31, 2009, 2008 and 2007. The Company purchased property and equipment from Melco’s subsidiaries and its associated companies during the years ended December 31, 2009, 2008 and 2007 and purchased operating and office supplies during the years ended December 31, 2008 and 2007. The Company reimbursed Melco’s subsidiaries for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer during the years ended December 31, 2009 and 2008. Melco’s subsidiaries and its associated companies purchased rooms and food and beverage services from the Company during the years ended December 31, 2009, 2008 and 2007. Other service fee income was received from Melco’s subsidiary during the year ended December 31, 2009. Melco’s subsidiaries fees charged for management of general administrative services, project management and consultancy, were determined based on actual cost incurred during the year ended December 31, 2007. The project management fee and consultancy fee in connection with the construction of Altira Macau and City of Dreams projects were capitalized as costs related to construction in progress during the construction period during the year ended December, 31, 2007 and no further project management fee incurred for 2008 and 2009.

As of December 31, 2009 and 2008, the outstanding balances due to Melco’s subsidiaries and its associated companies of $720 and $1,507, respectively, were unsecured, non-interest bearing and repayable on demand.

Lisboa Holdings Limited, or Lisboa and Sociedade de Jogos de Macau S.A., or SJM - During the years ended December 31, 2009, 2008 and 2007, the Company paid rental expenses and service fees for Mocha Clubs gaming premises to Lisboa and SJM, companies in which a relative of Mr. Lawrence Ho has beneficial interest. There was no outstanding balance as of December 31, 2009 and 2008.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS – continued
(b)	Amounts Due To Affiliated Companies – continued

Crown’s subsidiary — Crown’s subsidiary provided services to the Company primarily for the construction of Altira Macau and the City of Dreams projects and the operations which included general consultancy and management of sale representative offices during the years ended December 31, 2009, 2008 and 2007. Part of the consultancy charges was capitalized as costs related to construction in progress during construction period for the years ended December 31, 2009, 2008 and 2007. The Company reimbursed Crown’s subsidiary for associated costs including traveling expenses during the years ended December 31, 2009, 2008 and 2007. The Company purchased property and equipment from Crown’s subsidiary during the years ended December 31, 2009, 2008 and 2007. The Company received other service fee income from Crown’s subsidiary during the years ended December 31, 2009 and 2008. Crown’s subsidiary purchased rooms and food and beverage services from the Company during the years ended December 31, 2008 and 2007. As of December 31, 2009 and 2008, the outstanding balances due to Crown’s subsidiary of $975 and $241, respectively, were unsecured, non-interest bearing and repayable on demand.

Shuffle Master Asia Limited, or Shuffle Master, and Stargames Corporation Pty. Limited, or Stargames – The Company purchased spare parts, property and equipment and lease of equipment with Shuffle Master during the years ended December 31, 2009, 2008 and 2007. The Company incurred repairs and maintenance expense with Shuffle Master and Stargames during the year ended December 31, 2008 and purchased property and equipment and lease of equipment with Stargames during the year ended December 31, 2007, in which the Company’s former Chief Operating Officer during this period was an independent non-executive director of its parent company. There was no outstanding balance with Stargames as of December 31, 2009 and 2008. As of December 31, 2009 and 2008, the outstanding balances due to Shuffle Master of nil and $4, respectively, were unsecured, non-interest bearing and repayable on demand.

Chang Wah Garment Manufacturing Company Limited, or Chang Wah — The Company purchased uniforms from Chang Wah during the years ended December 31, 2009 and 2008, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for Altira Macau and the City of Dreams projects. As of December 31, 2009 and 2008, the outstanding balance due to Chang Wah of $32 and $10, respectively, were unsecured, non-interest bearing and repayable on demand.

MGM Grand Paradise Limited, or MGM – The Company paid rental expenses and purchased property and equipment from MGM during the year ended December 31, 2009, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for the City of Dreams project. There was no outstanding balance with MGM as of December 31, 2009.

(c)	Amounts Due To/Loans From Shareholders

Melco and Crown provided loans to the Company mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

The outstanding loan balances due to Melco as of December 31, 2009 and 2008 amounted to $74,367 in each of those years, were unsecured and interest bearing at 3-months HIBOR per annum and at 3-months HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009. As of December 31, 2009, the loan balance due to Melco was repayable in May 2011.

Melco purchased rooms and food and beverage services from the Company during the year ended December 31, 2009. The amounts of $17 and $916 due to Melco as of December 31, 2009 and 2008, respectively, mainly related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.

The outstanding loan balances due to Crown as of December 31, 2009 and 2008 amounted to $41,280 in each of those years, were unsecured and interest bearing at 3-months HIBOR per annum. As of December 31, 2009, the loan balance due to Crown was repayable in May 2011.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS – continued
(c)	Amounts Due To/Loans From Shareholders – continued

The amounts of $8 and $116 due to Crown as of December 31, 2009 and 2008, respectively, related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.

(d)
As disclosed in Note 7 to the consolidated financial statements, on May 17, 2006, MPEL Macau Peninsula entered into a conditional agreement to acquire a third development site located on the shoreline of Macau Peninsula near the current Macau Ferry Terminal or Macau Peninsula site. The acquisition was through the purchase of the entire issued share capital of a company holding title to the Macau Peninsula site. Dr. Stanley Ho was one of the directors but held no shares in such company. Dr. Stanley Ho is the father of Mr. Lawrence Ho, the chairman of Melco until he resigned this position in March 2006. The title holding company holds the rights to the land lease of Macau Peninsula site which was approximately 6,480 square meters. The aggregate consideration was $192,802, payable in cash of which a deposit of $12,853 was paid upon signing of the sale and purchase agreement, financed from Melco and Crown, equally. The targeted completion date of July 27, 2009 for the acquisition of the Macau Peninsula site passed and the acquisition agreement was terminated by the relevant parties on December 17, 2009.  The deposit under the acquisition agreement was refunded to the Company in December 2009.

20.	SEGMENT INFORMATION
The Company is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. As of December 31, 2008, Mocha Clubs and Altira Macau were the two primary businesses of the Company. Subsequent to the opening of City of Dreams in June 2009, City of Dreams has become one of the three primary businesses of the Company as of December 31, 2009. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.
Total Assets

	December 31,
	2009	2008

Mocha Clubs	$144,455	$166,241
Altira Macau	594,743	617,383
City of Dreams	3,093,310	2,117,951
Corporate and Others	1,067,861	1,596,714

Total consolidated assets	$4,900,369	$4,498,289

Capital Expenditures

	Year Ended December 31,
	2009	2008	2007

Mocha Clubs	$11,448	$15,491	$13,297
Altira Macau	6,712	6,275	203,845
City of Dreams	808,424	1,148,098	519,522
Corporate and Others	2,152	21,334	4,219

Total capital expenditures	$828,736	$1,191,198	$740,883

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
20.	SEGMENT INFORMATION – continued
For the years ended December 31, 2009, 2008 and 2007, there was no single customer that contributed more than 10% of the total revenues.
The Company’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2009	2008	2007
NET REVENUES
Mocha Clubs	$97,984	$91,967	$81,343
Altira Macau	658,043	1,313,047	277,153
City of Dreams	552,141	—	—
Corporate and Others	24,705	11,120	—

Total net revenues	1,332,873	1,416,134	358,496

ADJUSTED EBITDA (1)
Mocha Clubs	25,416	25,805	22,056
Altira Macau	13,702	162,487	(22,444)
City of Dreams	56,666	(23)	(314)

Total adjusted EBITDA	95,784	188,269	(702)

OPERATING COSTS AND EXPENSES
Pre-opening costs	(91,882)	(21,821)	(40,032)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,190)
Amortization of land use rights	(18,395)	(18,269)	(17,276)
Depreciation and amortization	(141,864)	(51,379)	(39,466)
Share-based compensation	(11,385)	(6,855)	(5,256)
Marketing expense relating to Altira Macau opening	—	—	(11,959)
Property charges and others	(7,040)	(290)	(387)
Corporate and others expenses	(40,028)	(31,244)	(23,549)

Total operating costs and expenses	(367,831)	(187,095)	(195,115)

OPERATING (LOSS) INCOME	(272,047)	1,174	(195,817)

NON-OPERATING (EXPENSES) INCOME
Interest income	498	8,215	18,640
Interest expenses, net of capitalized interest	(31,824)	—	(770)
Amortization of deferred financing costs	(5,974)	(765)	(1,005)
Loan commitment fees	(2,253)	(14,965)	(4,760)
Foreign exchange gain, net	491	1,436	3,832
Other income, net	2,516	972	275

Total non-operating (expenses) income	(36,546)	(5,107)	16,212

LOSS BEFORE INCOME TAX	(308,593)	(3,933)	(179,605)
INCOME TAX CREDIT	132	1,470	1,454

NET LOSS	$(308,461)	$(2,463)	$(178,151)

Note

(1)
“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, share-based compensation, marketing expense relating to Altira Macau opening in May 2007, property charges and others and non-operating income (expenses)). The chief operating decision maker used Adjusted EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams.

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION – FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$34,358	$163,014
Amounts due from subsidiaries	64,676	580,423
Prepaid expenses and other current assets	12,605	720

Total current assets	111,639	744,157

INVESTMENTS IN SUBSIDIARIES	2,697,541	1,967,503

LONG-TERM PREPAYMENT AND DEPOSITS	1,178	1,715

TOTAL	$2,810,358	$2,713,375

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$3,302	$4,907
Income tax payable	387	1,296
Amounts due to affiliated companies	1,620	1,553
Amounts due to subsidiaries	180,336	180,336
Amounts due to shareholders	22	1,032

Total current liabilities	185,667	189,124

LOANS FROM SHAREHOLDERS	115,647	115,647

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 2,500,000,000 and 1,500,000,000 shares and issued – 1,595,617,550 and 1,321,550,399 shares as of December 31, 2009 and 2008 (Note 13))	15,956	13,216
Treasury shares, at US$0.01 par value per share (471,567 and 385,180 shares as of December 31, 2009 and 2008 (Note 13)	(5)	(4)
Additional paid-in capital	3,088,768	2,689,257
Accumulated other comprehensive losses	(29,034)	(35,685)
Accumulated losses	(566,641)	(258,180)

Total shareholders’ equity	2,509,044	2,408,604

TOTAL	$2,810,358	$2,713,375

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION – FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2009	2008	2007

REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(21,089)	(22,115)	(16,323)

Total operating expenses	(21,089)	(22,115)	(16,323)

OPERATING LOSS	(21,089)	(22,115)	(16,323)

NON-OPERATING (EXPENSES) INCOME
Interest income	96	5,755	11,159
Interest expenses	(215)	—	(758)
Foreign exchange (loss) gain, net	(115)	(409)	5,138
Other income, net	15,127	18,291	16,106
Share of results of subsidiaries	(301,368)	(3,866)	(192,296)

Total non-operating (expenses) income	(286,475)	19,771	(160,651)

LOSS BEFORE INCOME TAX	(307,564)	(2,344)	(176,974)
INCOME TAX EXPENSE	(897)	(119)	(1,177)

NET LOSS	$(308,461)	$(2,463)	$(178,151)

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION – FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

						Accumulated
					Additional	Other		Total
	Common Shares		Treasury Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Income (Loss)	Losses	Equity	Loss

BALANCE AT JANUARY 1, 2007	1,180,931,146	$11,809	—	$—	$1,955,383	$740	$(77,566)	$1,890,366

Net loss for the year	—	—	—	—	—	—	(178,151)	(178,151)	$(178,151)
Foreign currency translation adjustment	—	—	—	—	—	(1,685)	—	(1,685)	(1,685)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(10,131)	—	(10,131)	(10,131)
Share-based compensation (Note 15)	—	—	—	—	5,346	—	—	5,346
Shares issued, net of offering expenses (Note 13)	139,612,500	1,396	—	—	721,400	—	—	722,796
Shares issued upon restricted shares vested (Note 13)	395,256	4	—	—	(4)	—	—	—

BALANCE AT DECEMBER 31, 2007	1,320,938,902	13,209	—	—	2,682,125	(11,076)	(255,717)	2,428,541	$(189,967)

Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation (Note 15)	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested (Note 13)	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercises of share options (Note 13)	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	13,216	(385,180)	(4)	2,689,257	(35,685)	(258,180)	2,408,604	$(27,072)

Net loss for the year	—	—	—	—	—	—	(308,461)	(308,461)	$(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	6,662
Share-based compensation (Note 15)	—	—	—	—	11,807	—	—	11,807
Shares issued, net of offering expenses (Note 13)	263,155,335	2,631	—	—	380,898	—	—	383,529
Shares issued upon restricted shares vested (Note 13)	8,297,110	83	—	—	6,831	—	—	6,914
Shares issued for future vesting of restricted shares (Note 13)	2,614,706	26	(2,614,706)	(26)	—	—	—	—
Issuance of shares for restricted shares vested (Note 13)	—	—	2,528,319	25	(25)	—	—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	$15,956	(471,567)	$(5)	$3,088,768	$(29,034)	$(566,641)	$2,509,044	$(301,810)

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION – FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(308,461)	$(2,463)	$(178,151)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Share-based compensation	11,385	6,855	5,256
Share of results of subsidiaries	301,368	3,866	192,296
Changes in operating assets and liabilities:
Amounts due from affiliated companies	—	2	28
Prepaid expenses and other current assets	(11,885)	2,753	(3,052)
Long-term prepayment and deposits	537	(1,715)	126
Accrued expenses and other current liabilities	(1,605)	2,119	(1,216)
Income tax payable	(909)	119	1,177
Amounts due to shareholders	(1,973)	—	—
Amounts due to affiliated companies	67	(2,108)	1,361
Amounts due to subsidiaries	—	(9)	60

Net cash (used in) provided by operating activities	(11,476)	9,419	17,885

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(1,023,370)	—	—
Amounts due from subsidiaries	522,661	(420,055)	(399,878)

Net cash used in investing activities	(500,709)	(420,055)	(399,878)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans from shareholders	—	—	(96,583)
Proceeds from issue of share capital	383,529	—	722,796

Cash provided by financing activities	383,529	—	626,213

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(128,656)	(410,636)	244,220

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	163,014	573,650	329,430

CASH AND CASH EQUIVALENTS AT END OF YEAR	$34,358	$163,014	$573,650

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION – FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENTS SCHEDULE 1
(In thousands of U.S. dollars, except share and per share data)
1.
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2009 and 2008, approximately $1,543,000 and $1,832,000, respectively of the restricted net assets not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2009, 2008 and 2007.

2.	Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Lawrence Ho
Name: Lawrence Ho
Title: Co-Chairman and Chief Executive Officer
Date: March 31, 2010

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1 *	Amended and Restated Memorandum and Articles of Association amended by EGM in May 2009

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3
Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.4
Holdco 1 Subscription Agreement dated December 23, 2004 among the Registrant (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5
Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6
Deed of Variation and Amendment relating to the Registrant dated July 27, 2007 between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited, Crown Limited and the Registrant (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7
Amended and Restated Shareholders’ Deed Relating to the Registrant dated December 12, 2007 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our Form 20-F registration statement (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8
Form of Post-IPO Shareholders’ Agreement among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9
Form of Registration Rights Agreement among the Registrant, Melco and PBL (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.1
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2
Form of Directors’ Agreement of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4
English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5
Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

Exhibit
Number	Description of Document

4.6
Amendment Agreement in Respect of Senior Facilities Agreement dated December 7, 2007 for Melco PBL Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (Incorporated by reference to Exhibit 4.6 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7
Second Amendment Agreement in Respect of Senior Facilities Agreement dated September 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (Incorporated by reference to Exhibit 4.7 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8
Third Amendment Agreement in Respect of Senior Facilities Agreement dated December 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (Incorporated by reference to Exhibit 4.8 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9
Agreement dated May 9, 2006 between Dr. Stanley Ho and MPBL International, regarding sale and transfer of Mocha Slot Group Limited, together with Deed of Assignment dated May 9, 2006 between Dr. Ho, as assignor, and MPBL International, as assignee (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.10
English Translation of Sale and Purchase Agreement dated September 21, 2006 between Mocha and Melco PBL Gaming (now Melco Crown Gaming) (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11
Letter Agreement in relation to termination of the Mocha service arrangement dated March 15, 2006 among Mocha, SJM and Melco (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12
First Supplementary Agreement to Joint Venture dated February 8, 2005 Relating to transfer of 70% interests in Altira Developments (its former names were Melco Crown (CM) Developments, MPBL Crown Macau Developments and Great Wonders) to MPBL (Greater China) (formerly known as Melco Entertainment Limited) among STDM, Melco and MPBL (Greater China) (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13
Agreement dated March 17, 2005 Relating to transfer of 30% shareholding in Altira Developments (its former names were Melco Crown (CM) Developments, MPBL Crown Macau Developments and Great Wonders) from STDM to Melco among STDM, Melco and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.14
English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.15
Contract Document dated November 24, 2004 for the design and construction of the hotel and casino at Junction of Avenida Dr. Sun Yat Sen and Avenida de Kwong Tung, Taipa, Macau between Altira Developments (its former names were Melco Crown (CM) Developments, MPBL Crown Macau Developments and Great Wonders) and Paul Y. Construction Company Limited (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.16
Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.17
Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.18
Transfer Deed in relation to the entire issued equity capital of Melco Crown (COD) Developments (formerly known as MPBL (COD) Developments) and Assignment Deed in relation to a memorandum of agreement dated October 28, 2004, dated May 17, 2005, between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.19
Construction Management Agreement dated August 22, 2007 for the Construction and Commissioning of City of Dreams, Macau for Melco Crown (COD) Developments Limited (formerly known as MPBL (COD) Developments) (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.20
Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (Incorporated by reference to Exhibit 4.20 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21
Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (Incorporated by reference to Exhibit 4.21 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009) .

4.22
Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.23
Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (Incorporated by reference to Exhibit 4.23 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.24
Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming (now Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25
Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.26
Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.27
Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (Incorporated by reference to Exhibit 4.27 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.28
Promissory Transfer of Shares Agreement dated May 17, 2006 with respect to the sale and transfer of Omar Limited (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number		Description of Document

4.29
Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to Melco PBL (Macau Peninsula) Limited from Double Margin, Angela Leong and Omar dated January 25, 2007 (Incorporated by reference to Exhibit 4.29 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.30
Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to Melco PBL (Macau Peninsula) Limited from Double Margin and Angela Leong dated July 17, 2007 (Incorporated by reference to Exhibit 4.30 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.31
Extension Letter (with respect to the Promissory Transfer of Shares Agreement) to MPEL (Macau Peninsula) Limited from Double Margin and Angela Leong dated July 2, 2008 (Incorporated by reference to Exhibit 4.31 from our From 20-F registration statement (File No. 001-33178), filed with the SEC on March 31, 2009)

4.32	*
Promissory Transfer of Shares Termination Agreement dated 17 December 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar

4.33
Shareholders’ Agreement relating to Melco PBL Gaming (now Melco Crown Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.34
Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.35
Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.36
Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-148849), filed with the SEC on January 25, 2008)

4.37	*	2006 Share Incentive Plan Amended by AGM in May 2009

4.38
Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.39
Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.40
Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.41	*	English Translation of Order of Secretary for Public Works and Transportation published in Macau Offical Gazette No.25/2008 in relation to the City of Dreams Land Concession.

8.1	*	List of Subsidiaries

11.1	*	Code of Business Conduct and Ethics, amended and approved as of September 29, 2009

Exhibit
Number		Description of Document

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	*	Consent of Walkers

*	Filed with this Annual Report on Form 20-F