Form 20-F
period 2010-12-31
Melco Crown Entertainment LTD
filed 2011-04-01
CIK 1381640

As filed with the Securities and Exchange Commission on April 1, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
Leanne Palmer, Vice President Financial Compliance, Tel +852 2598 3600, Fax +852 2537 3618
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
1,605,658,111 ordinary shares of Registrant outstanding as of December 31, 2010.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☑ Accelerated filer	☐ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☐
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

ii

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	107

ITEM 16B. CODE OF ETHICS	107

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	107

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	108

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	108

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	108

ITEM 16G. CORPORATE GOVERNANCE	108

PART III	108

ITEM 17. FINANCIAL STATEMENTS	108

ITEM 18. FINANCIAL STATEMENTS	108

ITEM 19. EXHIBITS	108

Exhibit 4.30
Exhibit 8.1
Exhibit 12.1
Exhibit 12.2
Exhibit 13.1
Exhibit 13.2
Exhibit 15.1
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

iii

INTRODUCTION
In this annual report on Form 20-F, unless otherwise indicated,
•	“Altira Developments Limited” refers to the Macau company through which we hold the land and building for Altira Macau;

•	“Altira Hotel Limited” refers to the Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

•	“China,” “mainland China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•	“Crown” refers to Crown Limited, an Australian listed corporation which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007 and which is now our shareholder. As the context may require, “Crown” shall include its predecessor, PBL;

•	“Exchange Notes” refers to approximately 99.96% of the Initial Notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018 registered under the Securities Act of 1933;

•	“Greater China” refers to mainland China, Hong Kong, Macau and Taiwan, collectively;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administration Region of the People’s Republic of China;

•	“Initial Notes” refers to the US$600,000,000 aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010;

•	“Macau” and the “Macau SAR” refer to the Macau Special Administrative Region of the People’s Republic of China;

•	“MCE Finance” refers to our wholly-owned subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

•	“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

•	“Melco Crown (COD) Developments Limited” refers to the Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown (COD) Hotels Limited” refers to the Macau company through which we currently operate the non-gaming businesses at City of Dreams;

•	“Melco Crown Gaming” refers to our subsidiary, Melco Crown Gaming (Macau) Limited, a Macau company and the holder of the gaming subconcession;

•	“MPEL International” refers to our wholly-owned subsidiary, MPEL International Limited, a Cayman Islands company with limited liability;

•	“our subconcession” refers to the Macau gaming subconcession held by Melco Crown Gaming;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation which is now known as Consolidated Media Holdings Limited;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“SBGF Agreement” refers to the subconcession bank guarantee request letter, dated September 1, 2006, issued by Melco Crown Gaming and the bank guarantee number 269/2006, dated September 6, 2006, extended by Banco Nacional Ultramarino, S.A. in favor of the government of the Macau SAR at the request of Melco Crown Gaming, including any related notes, guarantees, collateral documents, instruments and agreements executed in connection thereunder;

•	“Senior Note Guarantees” refers to the guarantees provided by MCE, MPEL International and the Senior Note Subsidiary Group Guarantors with respect to the Senior Notes;

•	“Senior Note Guarantors” refers to MCE, MPEL International and the Senior Note Subsidiary Group Guarantors with respect to the Senior Notes;

•	“Senior Note Subsidiary Group Guarantees” refers to the guarantees provided by the Senior Note Subsidiary Group Guarantors with respect to the Senior Notes;

•	“Senior Note Subsidiary Group Guarantors” refers to Melco Crown Gaming, MPEL Nominee One Limited, MPEL Investments Limited, Altira Hotel Limited, Altira Developments Limited, Melco Crown (COD) Hotels Limited, Melco Crown (COD) Developments Limited, Melco Crown (Cafe) Limited, Golden Future (Management Services) Limited, MPEL (Delaware) LLC, Melco Crown Hospitality and Services Limited, Melco Crown (COD) Retail Services Limited, Melco Crown (COD) Ventures Limited, COD Theatre Limited, Melco Crown COD (HR) Hotel Limited, Melco Crown COD (CT) Hotel Limited and Melco Crown COD (GH) Hotel Limited with respect to the Senior Notes;

•	“Senior Notes” refers to the Initial Notes and the Exchange Notes, collectively;

•	“SGX-ST” refers to the Singapore Exchange Securities Trading Limited;

•	“SPV” refers to Melco Crown SPV Limited, formerly Melco PBL SPV Limited, a Cayman Islands exempted company which is 50/50 owned by Melco Leisure and Entertainment Group Limited and Crown Asia Investments Pty. Ltd., formerly PBL Asia Investments Limited;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we,” “us,” “our company,” “our” and “MCE” refer to Melco Crown Entertainment Limited, a Cayman Islands exempted company with limited liability, and its predecessor entities and its consolidated subsidiaries, as applicable.
This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009.

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
On May 17, 2010, MCE Finance issued US$600,000,000 aggregate principal amount of 10.25% senior notes due 2018, or the Initial Notes. On December 27, 2010, approximately 99.96% of the Initial Notes were exchanged for 10.25% senior notes due 2018 registered under the Securities Act of 1933, or the Exchange Notes. The Initial Notes and the Exchange Notes are collectively referred to as the “Senior Notes” in this annual report on Form 20-F.

GLOSSARY

Average Daily Rate or ADR	calculated by dividing total room revenue (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

Cage	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash.

Chip	round token that is used on casino gaming tables in lieu of cash.

Concession	a government grant for the operation of games of fortune and chance in casinos in the Macau SAR under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in the Macau SAR.

Dealer	a casino employee who takes and pays out wagers or otherwise oversees a gaming table.

Drop	the amount of cash and net markers issued that are deposited in a gaming table’s drop box to purchase gaming chips plus gaming chips purchased at the casino cage.

Drop box	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game.

Expected hold percentage	casino win based upon our mix of games as a percentage of drop assuming theoretical house advantage is achieved.

Gaming machine handle (volume)	the total amount wagered in gaming machines in aggregate for the period cited.

Gaming promoter or junket representative	an individual or corporate entity who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation, provides credit in its sole discretion, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator.

Gaming promoter aggregator model	under this model, the casino owner typically pays an additional level of remuneration above usual market commission rate to the gaming promoter which in return provides additional services by managing and providing credit to its collaborators.

Hold percentage	the amount of win (calculated before discounts and commissions) as a percentage of drop or roll.

Hotel occupancy rate	the average percentage of available hotel rooms occupied during a period.

Integrated resort	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas.

Junket player	a player sourced by gaming promoters to play in the VIP gaming rooms or areas.

Marker	evidence of indebtedness by a player to the casino or gaming operator.

Mass market patron	a non-rolling chip player who uses non-rolling chips to make wagers.

Mass market segment	consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment.

MICE	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose.

Net rolling	net turnover in a non-negotiable chip game.

Non-negotiable chip	promotional casino chip that is not to be exchanged for cash.

Non-rolling chip or traditional cash chip	chip used by mass market patrons to make wagers and can be exchanged for cash.

Non-rolling chip hold percentage	mass market table games win as a percentage of non-rolling chip volume.

Non-rolling chip volume	the amount of table games drop in the mass market segment, therefore tracking the initial purchase of chips.

Premium player	a player who is a direct customer of the casino and is attracted to the casino through direct marketing efforts and relationships with the gaming operator.

Progressive jackpot	a jackpot for a slot machine or table game where the value of the jackpot increases as wagers are made. Multiple slot machines or table games may be linked together to establish one progressive jackpot.

Revenue per Available Room or REVPAR	calculated by dividing total room revenue (less service charges, if any) by total rooms available, thereby representing a summary of hotel average daily room rates and occupancy.

Rolling chip	non-negotiable chip primarily used by rolling chip patrons to make wagers.

Rolling chip hold percentage	rolling chip table games win as a percentage of rolling chip volume.

Rolling chip patron	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or casinos.

Rolling chip segment	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium players or junket players.

Rolling chip volume	the amount of non-negotiable chips wagered and lost by the rolling chip market segment, therefore tracking the sum of all losing wagers.

Slot machine	traditional gaming machine operated by a single player and electronic multiple-player gaming machines.

Subconcession	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau SAR, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in the Macau SAR.

Table games win	the amount of wagers won net of wagers lost that is retained and recorded as casino revenue.

Table inventory forms	the forms used to record movements in the chip inventory on each table game.

VIP gaming room or VIP gaming area	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas.

Wet stage performance theater	the approximately 2,000-seat theater specifically designed to stage “The House of Dancing Water” show.

Win percentage-gaming machines	actual win expressed as a percentage of gaming machine handle.

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
In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	satisfaction of and compliance with conditions (including conditions precedent to draw down or roll over funds) and covenants under the US$1.75 billion City of Dreams Project Facility, or City of Dreams Project Facility;

•	compliance with covenants under the Senior Notes;

•	our ability to raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market in and visitation to Macau;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau;

•	fluctuations in occupancy rates and average daily room rates in Macau;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Sands China, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of Macau Studio City;

•	our entering into new development and construction and new ventures;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau; and

•	other factors described under “Risk Factors”.
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

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of US$, except share and per share data and operating data)

Consolidated Statements of Operations Data:
Net revenues	$2,641,976	$1,332,873	$1,416,134	$358,496	$36,101
Total operating costs and expenses	(2,549,464)	(1,604,920)	(1,414,960)	(554,313)	(93,754)
Operating income (loss)	$92,512	$(272,047)	$1,174	$(195,817)	$(57,653)
Net loss	$(10,525)	$(308,461)	$(2,463)	$(178,151)	$(73,479)
Loss per share
— Basic and diluted	$(0.007)	$(0.210)	$(0.002)	$(0.145)	$(0.116)
— ADS (1)	$(0.020)	$(0.631)	$(0.006)	$(0.436)	$(0.348)
Shares used in calculating loss per share
— Basic and diluted	1,595,552,022	1,465,974,619	1,320,946,942	1,224,880,031	633,228,439

	December 31,
	2010	2009	2008	2007	2006
	(In thousands of US$)

Consolidated Balance Sheets Data:
Cash and cash equivalents	$441,923	$212,598	$815,144	$835,419	$583,996
Restricted cash	167,286	236,119	67,977	298,983	—
Total assets	4,884,440	4,862,845	4,495,442	3,617,099	2,279,920
Total current liabilities	675,604	521,643	447,289	480,516	207,613
Total debts (2)	1,839,931	1,798,879	1,529,195	616,376	212,506
Total liabilities	2,361,249	2,353,801	2,086,838	1,188,558	389,554
Total equity	2,523,191	2,509,044	2,408,604	2,428,541	1,890,366

(1)	Each ADS represents three ordinary shares.

(2)	Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.
The following events/transactions affect the year-to-year comparability of the selected financial data presented above:
•	In September 2006, we acquired a Macau subconcession. Prior to this date we did not hold a concession or subconcession to operate gaming activities in Macau and we operated under a services agreement with SJM.

•	In April 2006, we commenced construction of the City of Dreams project.

•	On May 12, 2007, Altira Macau opened and became fully operational on July 14, 2007.

•	On June 1, 2009, City of Dreams opened and progressively added to its operations with the opening of Grand Hyatt Macau in the fourth quarter of 2009 and the opening of The House of Dancing Water in the third quarter of 2010.
Exchange Rate Information
Although we will have certain expenses and revenues denominated in Patacas, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with a portion of our indebtedness and certain expenses, U.S. dollars. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current exchange rates. The conversion of H.K. dollars into U.S. dollars in this annual report on Form 20-F is based on the noon buying rate in The City of New York for cable transfers of H.K. dollars as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made at a rate of HK$7.78 to US$1.00. The noon buying rate in effect as of December 31, 2010 was HK$7.7810 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate, the rates stated below, or at all. On March 18, 2011, the noon buying rate was HK$7.7999 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 7, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The link is supported by an agreement between Hong Kong’s three bank note-issuing banks and the Hong Kong government pursuant to which bank notes issued by such banks are backed by certificates of indebtedness purchased by such banks from the Hong Kong Government Exchange Fund in U.S. dollars at the fixed exchange rate of HK$7.80 to US$1.00 and held as cover for the bank notes issued. When bank notes are withdrawn from circulation, the issuing bank surrenders certificates of indebtedness to the Hong Kong Government Exchange Fund and is paid the equivalent amount in U.S. dollars at the fixed rate of exchange. Hong Kong’s three bank note-issuing banks are The Hongkong and Shanghai Banking Corporation Limited, Standard Chartered Bank and Bank of China (Hong Kong) Limited.
In May 2005, the Hong Kong Monetary Authority broadened the link from the original rate of HK$7.80 per US$1.00 to a rate range of HK$7.75 to HK$7.85 per US$1.00. No assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per US$1.00 or at all.
The following table sets forth the noon buying rate for U.S. dollars in The City of New York for cable transfers in H.K. dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(H.K. dollar per US$1.00)
March 2011 (through March 18, 2011)	7.7999	7.7912	7.7858	7.8012
February 2011	7.7883	7.7895	7.7823	7.7957
January 2011	7.7926	7.7803	7.7683	7.7978
December 2010	7.7810	7.7736	7.7612	7.7833
November 2010	7.7649	7.7546	7.7501	7.7656
October 2010	7.7513	7.7580	7.7513	7.7642
September 2010	7.7599	7.7643	7.7561	7.7738
2010	7.7810	7.7692	7.7501	7.8040
2009	7.7536	7.7513	7.7618	7.7495
2008	7.7499	7.7814	7.8159	7.7497
2007	7.7984	7.8008	7.8289	7.7497
2006	7.7771	7.7685	7.7928	7.7506

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP 1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP 8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.
B. CAPITALIZATION AND INDEBTEDNESS
Not Applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not Applicable.

D. RISK FACTORS
Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.
(1) Risks Relating to Our Early Stage of Operation
(a) We are in an early stage of operations of our business and properties, and so we are subject to significant risks and uncertainties. Our limited operating history may not serve as an adequate basis to judge our future operating results and prospects.
In significant respects we remain in an early phase of our business operations and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, Altira Macau and City of Dreams commenced operations in May 2007 and June 2009, respectively. The Mocha Club business, which we acquired in 2005, commenced operations in 2003. Melco Crown Gaming acquired its subconcession in September 2006 and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company with limited experience operating gaming businesses in an intensely competitive market. Among other things, we have continuing obligations to satisfy and comply with conditions and covenants under the US$1.75 billion City of Dreams Project Facility so as to be able to continue to roll over existing revolving loans drawn down under the facility and to maintain the facility.
We have encountered and will continue to encounter risks and difficulties frequently experienced by early-stage companies, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:
•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under the Senior Notes;

•	raise additional capital, as required;

•	respond to changing financing requirements.

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•	develop and maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive market conditions;

•	respond to changes in our regulatory environment;

•	identify suitable locations and enter into new leases or right to use agreements (which are similar to license agreements) for new Mocha Clubs; and

•	renew or extend lease agreements for existing Mocha Clubs.
If we are unable to complete any of these tasks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities or may suffer a default under our existing or future financing facilities or the Senior Notes. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.

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
Our subsidiaries’ ability to make scheduled payments of the principal of, to pay interest on or to refinance their indebtedness depends on our subsidiaries’ future performance, which is subject to certain economic, financial, competitive and other factors beyond our control. For the years ended December 31, 2010, 2009, 2008, 2007, and 2006, our earnings were insufficient to cover fixed charges. Our subsidiaries may not generate cash flow from operations in the future sufficient to service their debt or make necessary capital repayments. If they are unable to generate such cash flow, our subsidiaries may be required to adopt one or more alternatives, such as selling assets, restructuring debt, incurring additional indebtedness or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our subsidiaries’ ability to refinance their indebtedness will depend on the financial markets and their financial condition at such time. Our subsidiaries may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our subsidiaries’ debt obligations and a material adverse effect on the value of our ADSs.
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
(d) We have recruited a substantial number of new employees for each of our properties, and competition may limit our ability to attract or retain suitably qualified management and personnel.
We require extensive operational management and staff to operate both Altira Macau and City of Dreams. Accordingly, we undertook a major recruiting program before both openings. The pool of experienced gaming and other skilled and unskilled personnel in Macau is limited. Many of our new personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience are needed. Moreover, competition to recruit and retain qualified gaming and other personnel is expected to continue. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers, croupiers and supervisors. We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business. Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited for construction works shall have to be 1:1. At our stage of development and operation, the impact of this policy is relatively minimal. Notwithstanding, this could have a material adverse effect on our ability to complete future works on our properties or on the possible expansion of our business. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment industries, this could have a materially adverse effect on the operation of our properties.
(e) Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.
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
As we expect a significant number of patrons to come to our properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. A slowdown in economic growth and tightening of credit availability or restrictions on travel imposed by China could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos, which could have a material adverse effect on the results of our operations and financial condition.
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
In addition to the element of chance, theoretical win rates are also affected by other factors, including players’ skill and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets placed by our players and the amount of time players spend on gambling — thus our actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause our quarterly results to be volatile. Each of these factors, alone or in combination, have the potential to negatively impact our win rates, and our business, financial condition and results of operations could be materially and adversely affected.

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
Our revenues in Macau are denominated in H.K. dollars and Patacas, the legal currency of Macau. Although currently permitted, we cannot assure you that H.K. dollars and Patacas will continue to be freely exchangeable into U.S. dollars. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. Also, because the currency market for Patacas is relatively small and undeveloped, our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars, which could hinder our ability to service a portion of our indebtedness and certain expenses denominated in U.S. dollars.
(g) Terrorism and the uncertainty of war, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and harm our operating results.
The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Changes in Asian consumer preferences or discretionary consumer spending could harm our business. Terrorist acts could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which future terrorist acts may affect us, directly or indirectly. In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Consumer demand for hotel, casino resorts and the type of luxury amenities we currently offer and plan to offer in the future are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.
(h) An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (avian flu or bird flu), Severe Acute Respiratory Syndrome, or SARS, or H1N1 virus (swine flu) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.
During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of March 7, 2011, the WHO confirmed a total of 311 fatalities in a total number of 528 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not yet been developed and there is evidence that the H5N1 virus are evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions. In April 2009, there was an outbreak of the Influenza A (H1N1) virus which originated in Mexico but has since spread globally including confirmed reports in Indonesia, Hong Kong, Japan, Malaysia, Singapore, and elsewhere in Asia. More recently, Influenza A (H1N1) virus have been detected in Africa and Asia. Human infections have been reported to WHO from Cambodia, Hong Kong, Egypt and Indonesia. Indonesia also recently confirmed its first Influenza A (H1N1) linked death. The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained. There can be no assurance that an outbreak of avian flu, SARS, H1N1 (swine flu) or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

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
Although the majority of our revenues are denominated in H.K. dollars, our expenses will be denominated predominantly in Patacas. In addition, a significant portion of our indebtedness and certain expenses is denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. Although the exchange rate between the H.K. dollar and the U.S. dollar has been pegged since 1983 and the Pataca is pegged to the H.K. dollar, we cannot assure you that the H.K. dollar will remain pegged to the U.S. dollar and that the Pataca will remain pegged to the H.K. dollar. We do not hedge our exposure to foreign currencies. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.
(k) Our business opportunities may depend upon the performance by third parties of certain acts and failure to perform certain acts by such third parties may prevent us from recognizing any income from our business opportunities.
Our business opportunities may depend upon the performance by third parties of certain acts which are out of our control. During the course of our business, we may enter into agreements with contract parties from which we may derive income in relation to the operation of gaming business. For example, Melco Crown Gaming entered into a services agreement with New Cotai Entertainment (Macau) Limited and New Cotai Entertainment, LLC in 2007, pursuant to which Melco Crown Gaming would operate the casino portions of the Macau Studio City project and retain a percentage of the gross gaming revenues from such casino operations. The project is being developed by a joint venture between eSun Holdings Limited, CapitaLand Integrated Resorts Pte Ltd and New Cotai Holdings, LLC. The joint venture parties are currently involved in litigation proceedings and therefore construction of the Macau Studio City project has not commenced and the formal opening of Macau Studio City has not been determined. We will not derive any income from the operation of gaming business at Macau Studio City unless the project is developed. Furthermore, the inability of such contract parties to raise sufficient funds to develop and/or undertake the relevant project and gaming operations may affect our ability to derive such income as contracted for in the relevant agreements, and this may have an adverse impact on our business.

(l) All our future construction projects such as our apartment hotel will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.
All our future construction projects will be subject to a number of risks, including:
•	lack of sufficient, or delays in availability of, financing;

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	environmental, health and safety issues, including site accidents and the spread of viruses such as H1N1 or H5N1;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.
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
The Macau government has recently published for public consultation the proposed changes to Law no. 6/80/M of July 5, or the Land Law. Under the proposed changes to the Land Law the grant of land plots under lease shall be mandatorily subject to public tender unless the land grant is for housing civil servants or is based on public interest such as: (i) development of non-profitable activities in the education, cultural, health or sports fields; (ii) construction of public utility facilities; (iii) promotion of the diversification of the Macau industrial structure; or (iv) participation in the urban construction plans promoted by the Macau government. Moreover, amendments to the purpose of land lease agreements of land grants which remain provisional, such as the City of Dreams and Altira land grants, shall not be permitted until such land grants become definitive with completion of the development of the properties (except for changes required under any change of the applicable government urban planning).
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
The hotel, resort and casino businesses are highly competitive. Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources and greater access to capital to support their developments and operations in Macau and elsewhere.
We also compete to some extent with casinos located in other countries, such as Malaysia, North Korea, South Korea, the Philippines, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Singapore have legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded a casino license to Las Vegas Sands and a second casino license to Genting International Bhd. in 2006. Genting International Bhd. opened its casino on February 14, 2010 and Las Vegas Sands opened its casino on April 27, 2010. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our financial condition, results of operations or cash flows.
Our regional competitors also include Crown’s Crown Casino in Melbourne, Australia and Burswood Casino in Perth, Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers.
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
Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Altira Macau casino, the City of Dreams casino, the Mocha Clubs, and other future projects including Macau Studio City and any other locations we may operate from time to time. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful.
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
The Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 by the end of 2012, which may adversely affect the future expansion of our business.
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
Under Melco Crown Gaming’s gaming subconcession, the Macau government has the right to unilaterally terminate our subconcession in the event of non-compliance by Melco Crown Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, Melco Crown Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, please see “Item 4. Information on the Company — B. Business Overview — Gaming Regulations — Subconcession Contract”. These events could lead to the termination of Melco Crown Gaming’s subconcession without compensation to Melco Crown Gaming. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation. Melco Crown Gaming has entered into a service agreement with New Cotai Entertainment (Macau) Limited and New Cotai Entertainment, LLC pursuant to which Melco Crown Gaming would operate the casino portions of the Macau Studio City project. The joint venture parties developing the project are currently involved in litigation proceedings and therefore construction of the Macau Studio City project has not commenced and the formal opening of Macau Studio City has not been determined. If New Cotai Entertainment (Macau) Limited or other parties with whom we may, in the future, enter into similar agreements were to be found unsuitable or were to undertake actions that are inconsistent with Melco Crown Gaming’s subconcession terms and requirements, we could suffer penalties, including the termination of the subconcession.

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
Under Melco Crown Gaming’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase Melco Crown Gaming’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. Melco Crown Gaming is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau governmental authorities before raising certain debt or equity. Melco Crown Gaming’s ability to incur debt or raise equity may also be restricted by our existing and any future loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.
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
The Macau government has granted to Melco Crown Gaming the benefit of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011. We have applied for an extension to the tax holiday in February 2011. However, we cannot assure you that it will be extended beyond the expiration date.
Furthermore, the Macau government has granted to our subsidiary Altira Hotel Limited a declaration of utility purposes benefit, pursuant to which it is entitled to a vehicle tax holiday on certain vehicles purchased, provided there is no change in use or disposal of such vehicles within five years from the date of purchase and to a property tax holiday for a period of 12 years. Additionally, under the property tax holiday, the entity will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of corporate income tax for the same 12 year period. We have applied for the same tax holidays for Melco Crown (COD) Hotels Limited in relation to the hotels at City of Dreams, but we cannot assure you that they will be granted by the Macau government on as favorable terms, or at all.
(g) We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.
We have conducted, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who wager lower amounts.
We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances Hong Kong. As most of our gaming customers are visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts. We may encounter forums that will refuse to enforce such debts, or we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. If we recognize large receivables from the credit extended to our customers, we could suffer a material adverse impact on our operating results if those receivables are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenue notwithstanding our uncollectible receivable.

(h) The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenue.
We conduct our table gaming activities at our casinos on a credit basis as well as a cash basis and our gaming promoters conduct their operations by extending credit to gaming patrons. The general economic downturn and turmoil in the financial markets have placed broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. Continued tightening of liquidity conditions in credit markets may constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.
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
Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. As of December 31, 2010, we had agreements in place with approximately 70 gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters.
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

In particular, the reputations of the gaming promoters we deal with are important to our own reputation and Melco Crown Gaming’s ability to continue to operate in compliance with its subconcession. While we endeavor to ensure high standards of probity and integrity in the gaming promoters with whom we are associated, we cannot assure you that the gaming promoters with whom we are associated will always maintain such high standards. If we were to deal with a gaming promoter whose probity was in doubt or who failed to operate in compliance with Macau law consistently, this may be considered by regulators or investors to reflect negatively on our own probity and compliance records. If a gaming promoter falls below our standards of probity, integrity and legal compliance, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming and other regulators with authority over our operations or us.
(l) Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.
A significant number of our gaming customers come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties from mainland China. It is not known when, or if, policies similar to those implemented previously restricting visitation by mainland Chinese citizens to Macau and Hong Kong, will be put in place and visa policies may be adjusted, without notice, in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.
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

(o) Any violation of the Foreign Corrupt Practices Act or applicable Anti-Money Laundering Regulation could have a negative impact on us.
We are subject to regulations imposed by the Foreign Corrupt Practices Act (the “FCPA”) and other anti-corruption laws which if violated may result in severe criminal and civil sanctions as well as other penalties. There has been a general increase in FCPA enforcement activity in recent years by the SEC and U.S. Department of Justice. Both the number of FCPA cases and sanctions imposed have risen dramatically. We have in place an ongoing FCPA compliance program which includes internal policies and procedures and training aimed to prevent and detect compliance issues and risks with these laws. However, we cannot assure you that our employees, contractors and agents will continually adhere to our compliance programs. Should they not follow our programs, we could be subject to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our financial condition. As a U.S. listed company with gaming operations solely in Macau, compliance with U.S. laws and regulations that apply to our operations increases our cost of doing business. We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by us could have a negative effect on our results of operations.
(5) Risks Relating to Our Indebtedness
(a) Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.
We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness, including the following:
•	approximately US$1.75 billion under the City of Dreams Project Facility primarily for the development and construction of City of Dreams, of which we have drawn down, as of the date of this annual report on Form 20-F, an amount equivalent to approximately US$1.68 billion, of which US$1.13 billion remains outstanding following repayments on May 26, 2010 and December 6, 2010 of US$444.1 million and US$107.3 million, respectively, of which an aggregate of US$479.8 million was funded by a portion of the proceeds from the sale of the Initial Notes;
•	US$600,000,000 from MCE Finance’s sale of the Initial Notes; and
•	financing for a significant portion of the costs of developing Phase II at the City of Dreams site, in an amount which is as yet undetermined.
Our significant indebtedness could have important consequences. For example, it could:
•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt bears interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and our subsidiaries’ assets, over which our lenders have taken or will take security.
Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other debt obligations.

(b) We may not be able to generate sufficient cash flow to meet our debt service obligations.
Our ability to make scheduled payments due on our existing and anticipated debt obligations, and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.
(c) If we are unable to comply with the restrictions and covenants in our debt agreements or the indenture governing the Senior Notes, there could be a default under the terms of these agreements or the indenture governing the Senior Notes, which could cause repayment of our debt to be accelerated.
If we are unable to comply with the restrictions and covenants in our current or future debt obligations and other agreements or the indenture governing the Senior Notes, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing the Senior Notes, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of debt, including the Senior Notes, or result in a default under our other debt agreements, including the indenture governing the Senior Notes. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.
(d) The terms of the City of Dreams Project Facility may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.
The City of Dreams Project Facility and associated facility and security documents that Melco Crown Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Gaming and its subsidiaries, and therefore, effectively, on us. The covenants in the City of Dreams Project Facility restrict or limit, among other things, our and our subsidiaries’ ability to:
•	incur additional debt, including guarantees;
•	create security or liens;
•	dispose of assets;

•	make certain acquisitions and investments;

•	make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	enter into sale and leaseback transactions;

•	engage in new businesses;

•	enter into or amend contracts;

•	issue preferred shares; and

•	enter into transactions with shareholders and affiliates.
In addition, the restrictions under the City of Dreams Project Facility contain financial covenants, including requirements that we satisfy certain tests or ratios for the twelve month period commencing January 1, 2010 and ending December 31, 2010, and thereafter for each successive twelve month period ending on the last day of each quarter of our financial year, such as:
•	Consolidated Leverage Ratio, as defined in the City of Dreams Project Facility;
•	Consolidated Interest Cover Ratio, as defined in the City of Dreams Project Facility; and
•	Consolidated Cash Cover Ratio, as defined in the City of Dreams Project Facility.
They also provide that, should a Change of Control (as defined in the City of Dreams Project Facility Agreement) occur, the facility will be cancelled and all amounts outstanding thereunder become immediately due and payable. We have made certain amendments to the City of Dreams Project Facility, which became effective on or about May 17, 2010.
These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require, and impede our growth.
(e) Our operations are restricted by the terms of the Senior Notes, which could limit our ability to plan for or to react to market conditions or meet our capital needs.
The indenture governing the Senior Notes includes a number of significant restrictive covenants. Although these restrictive covenants, on the whole, are no more onerous than those pursuant to the City of Dreams Project Facility, such covenants restrict, among other things, the ability of MCE Finance and its subsidiaries to:
•	incur or guarantee additional indebtedness;

•	make specified restricted payments;

•	issue or sell capital stock of our restricted subsidiaries;

•	sell assets;

•	create liens;

•	enter into agreements that restrict the ability of us and our restricted subsidiaries to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance.
(f) Drawdown or rollover of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access or roll over loan advances under such facilities. We do not guarantee that we are able to satisfy all conditions precedent under our current or future debt facilities.
Our current and future debt facilities, including the City of Dreams Project Facility, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances in any debt facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down or roll over loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.
(g) Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.
If there were an event of default under one of our or our subsidiaries’ debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to become due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt instruments. The value of the collateral may not be sufficient to repay all of our indebtedness.

(6) Risks Relating to Our Corporate Structure and Ownership
(a) Our existing shareholders will have a substantial influence over us and their interests in our business may be different than yours.
Melco and Crown together own the substantial majority of our outstanding shares, with each beneficially holding approximately 33.36% of our outstanding ordinary shares and ordinary shares represented by ADSs (exclusive of any ordinary shares represented by ADSs held by the SPV) as of March 17, 2011. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our company under which each will agree to, among other things, vote its shares in favor of three nominees to our board designated by the other.
As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Crown and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders. In addition, if Melco or Crown provides shareholder support to us in the form of shareholder loans or provides credit support by guaranteeing our obligations, they may become our creditors with different interests than shareholders with only equity interests in us.
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
Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown’s Crown Casino in Melbourne, Australia and Burswood Casino in Perth, Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Specifically, we have support arrangements with Melco and Crown under which they provide us technical expertise in connection with the on-going development of City of Dreams and the operations of the Altira Macau, City of Dreams and the Mocha Clubs businesses. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth. We cannot guarantee you that Melco and Crown will make strategic and other decisions which do not adversely affect our business.

(d) Changes in our share ownership, including a change of control or a change in the amounts or relative percentages of our shares owned by Melco and Crown, could result in our inability to draw loans or events of default under our indebtedness, or could require MCE Finance to make an offer to repurchase the Senior Notes.
The City of Dreams Project Facility includes provisions under which we may suffer an event of default or incur an obligation to prepay the facility in full upon the occurrence of a change of control with respect to Melco Crown Gaming, or a decline in the aggregate indirect holdings of Melco Crown Gaming shares by Melco and Crown, below certain thresholds. Under the terms of the Senior Notes, a change of control in connection with a decrease of the holdings of Melco and Crown must be accompanied by a ratings decline in order to trigger a change of control. Furthermore, under the terms of the Senior Notes, MCE Finance must offer to repurchase the Senior Notes upon the occurrence of a change of control at a price equal to 101% of their principal amount, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date of redemption. Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities or the Senior Notes and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.
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
Under a previously announced Preferred Purchase Agreement, Crown has been required to be approved by gaming regulators in the States of Nevada and Pennsylvania in the United States in relation to an investment in Cannery Casino Resorts LLC which owns and operates casinos in those states.
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

(7) Risks Relating to the ADSs
(a) The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq and may be subject to fluctuations in the future, which could result in substantial losses to investors.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until March 23, 2011, the trading prices of our ADSs ranged from US$2.27 to US$23.55 per ADS and the closing sale price on March 23, 2011 was US$7.57 per ADS. The market price for our ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:
•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our share of the Macau gaming market;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	sales or perceived sales of additional ordinary shares or ADSs or securities convertible or exchangeable or exercisable for ordinary shares or ADSs; and

•	rumors related to any of the above.
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
We may pay dividends to shareholders in the future; however, such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board of directors. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our ordinary shares in the near to medium term. Except as permitted under the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which the directors of our company determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our ordinary shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, may be further subject to restrictive covenants contained in the City of Dreams Project Facility, the Senior Notes, and in other facility agreements governing indebtedness we and our subsidiaries may incur.
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
Although the applicable rules are not clear, we believe that we were not in 2010, and we do not currently expect to be in 2011, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, such as the value of our assets (including goodwill) and the amount and type of our income, there can be no assurance that we will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service will agree with our conclusion regarding our PFIC status in any taxable year. If we are a PFIC in any taxable year, U.S. Holders could suffer adverse consequences. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”.

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
We have chosen to focus on the Macau gaming market because we believe that Macau will continue to be one of the largest gaming destinations in the world. In 2010, 2009 and 2008, Macau generated approximately US$23.5 billion, US$14.9 billion and US$13.6 billion of gaming revenue, respectively, according to the DICJ, compared to the US$5.7 billion, US$5.5 billion and US$6.0 billion (excluding sports book and race book) of gaming revenue, respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$3.6 billion, US$3.9 billion and US$4.5 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Casino Control Commission. Gaming revenue in Macau has increased at a five-year CAGR from 2005 to 2010 of 32.54% compared to five-year CAGRs of -0.84% and -6.61% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

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
A substantial majority of the rolling chip baccarat segment revenue generated by the casino operators in Macau is derived from patrons who collaborate with gaming promoters, primarily in order to access the credit that is then available. A gaming promoter, also known as a junket representative, is a person who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation, and provides credit in their sole discretion, food and beverage services and entertainment in exchange for commissions or other compensation from a concessionaire or subconcessionaire. The casino operators typically pay a commission to the junket operators based on either a percentage of the net rolling or the monthly gross revenue of the patrons they direct to the casinos. In 2009, the Macau government fixed the maximum commission based on net rolling that can be paid to junket operators, although such ceiling is not currently being applied to commission based on revenue share arrangements.
Rolling chip program baccarat is referred to as the “rolling chip segment” in Macau and non-rolling chip baccarat, together with all other forms of gaming table and all gaming machines play, is collectively referred to as the “mass segment” in Macau.
Rolling chip volume and non-rolling chip volume are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Non-rolling chip volume measures buy-in. Therefore, rolling chip volume will generally be substantially higher than non-rolling chip volume.
Macau experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are the key periods where business and visitation fluctuate considerably.
Through our operations, we cater to a broad spectrum of potential gaming patrons, including high stake rolling chip gaming patrons, as well as gaming patrons seeking a broader entertainment experience. We seek to attract these patrons from throughout Asia and in particular from Greater China.
Our leadership and vision have been evidenced over recent years through the early development of the Mocha brand, the evolution of the Altira Macau (formerly known as Crown Macau) property, the ability to diversify our portfolio of properties and supporting our staff through what we believe are market leading business models.
Our Mocha Clubs and Altira Macau operations have established a solid market share in their respective markets. The introduction of City of Dreams has resulted in a diversified gaming and entertainment mix within Macau.
We aim to leverage the complimentary nature of and gain maximum benefit from each of our core assets which will, we believe, enhance our market leadership position and strengthen our competitive advantage.

Operations
City of Dreams
City of Dreams, an integrated resort development in Macau, opened in Cotai in June 2009 and currently features a casino area of approximately 420,000 sq. ft. with a total of approximately 400 gaming tables and approximately 1,300 gaming machines. The resort brings together a collection of brands, such as Crown, Grand Hyatt, Hard Rock and Dragone, to create an experience that aims to appeal to a broad spectrum of visitors from around Asia and the world. The Crown Towers and the Hard Rock Hotel offer approximately 300 guest rooms each. Grand Hyatt Macau offers approximately 800 guest rooms. A Dragone inspired theater production opened on September 17, 2010 in the wet stage performance theater known as the Theater of Dreams. In addition, there are over 20 restaurants and bars; 69 retail outlets; an audio visual multimedia experience; recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. We have concluded the revision to our land lease agreement for City of Dreams, pursuant to which we increased the developable gross floor area by approximately 1.6 million square feet. We are currently re-evaluating the next phase of our development plan at City of Dreams. The next phase is expected to include a five star hotel with features of an apartment hotel or a general hotel and we anticipate that this phase of development will be financed separately from the rest of the City of Dreams. We are assessing our hotel room requirements, government policies and general market conditions, before we finalize our development plan. The development of the hotel is or may be subject to the availability of additional financing, Macau government’s approval and the approval of our financiers under our existing and any future debt facilities. Our project costs, including the casinos, the Hard Rock Hotel, the Crown Towers hotel, the Grand Hyatt twin-tower hotel, the wet stage performance theater, all retail space together with food and beverage outlets, were US$2.4 billion, consisting primarily of construction and fit-out costs, design and consultation fees, and excluding the cost of land, capitalized interest and pre-opening expenses. Dragon’s Treasure, the show offered in the Bubble at City of Dreams, received the 2009 THEA Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA). City of Dreams also won the “Best Leisure Development in Asia Pacific” award in the International Property Awards 2010 which recognizes distinctive innovation and outstanding success in leisure development and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards in 2011, which recognizes outstanding design in the casino sector.
Altira Macau
Altira Macau is designed to provide a casino and hotel experience which primarily meets the cultural preferences and expectations of Asian rolling chip customers and the gaming promoters who collaborate with Altira Macau. We believe that gaming venues traditionally available to high-end patrons in Macau have not offered the level of accommodation and facilities we offer at Altira Macau, and instead have focused primarily on gaming during day trips and short visits to Macau. Altira Macau won the “Casino Interior Design Award” in the first International Gaming Awards in 2008. Altira Macau has for the second year in a row been awarded the Forbes Five Star rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly Mobil Travel Guide) for 2010 and 2011. Altira Macau also won the “Best Business Hotel in Macau” award in TTG China Travel Awards 2009 and the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010.
With the opening of additional gaming space, the casino at Altira Macau has approximately 173,000 sq. ft. of gaming space and features approximately 228 gaming tables. The multi-floor layout provides general gaming areas as well as limited access high-limit private gaming areas and private gaming rooms catering to high-end patrons. High-limit tables located in the limited access private gaming areas provide our high-end patrons with a gaming experience in a private environment. The table limits on our main casino floors accommodate a range of casino patrons. Due to the flexibility of our multi-floor layout, we are able to reconfigure our casino to meet the changing demands of our patrons and target specific segments we deem attractive on a periodic basis.
We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 216 hotel rooms, including 24 suites and 8 villas, and features in-room entertainment and communication facilities.
A number of restaurants and dining facilities are available at Altira Macau, including Tenmasa, a well-known Japanese restaurant in Tokyo, several Chinese and international restaurants, dining areas and restaurants focused around the gaming areas and a range of bars across multiple levels of the property. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.
We introduced experienced local management to the Altira Macau property in 2008 to further our understanding of its customers and will continue to hone the operational effectiveness of our property through the development of a tailored experience for its customers.

Altira is a property brand that has been developed to target the Asian rolling chip market. The brand supports our primary business objective at the Altira Macau property, which is to develop our position as the premier Asian rolling chip casino. The rebranding of Crown Macau as Altira Macau reinforces two key strategies for the property: first, to align the brand positioning of the property with its market focus on Asian rolling chip customers, which has prevailed since late 2007; and second, to focus the Crown property brand solely at the City of Dreams property, which targets premium rolling chip customers sourced through the regional marketing networks operated by us. The Altira brand was launched in April 2009. In late 2009, Altira transitioned from a gaming promoter aggregator model to one where we contract directly with all of our gaming promoters.
Mocha Clubs
Mocha Clubs first opened in September 2003 and has expanded operations to eight clubs with a total of approximately 1,600 gaming machines, each club with an average of approximately 200 gaming machines and gaming space ranging from approximately 3,000 sq. ft. to 11,000 sq. ft. The clubs comprise the largest non-casino-based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. Each club site offers electronic tables without dealers. Our Mocha Club gaming facilities include what we believe is the latest technology for gaming machines and offer both single player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against each other in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.
Mocha Clubs focus on mass market and casual gaming patrons, including local residents and day-trip customers, outside the conventional casino setting. The Mocha Club at Mocha Square, which was temporarily closed for renovations from the end of 2007, resumed operations on February 20, 2009. We re-decorated the ground and first floors of the Hotel Taipa Square Mocha Club to facilitate easier access by customers during January 2009. As of December 31, 2010, Mocha had 1,576 gaming machines in operation, representing 11% of total machine installation in the market.
Taipa Square Casino
Taipa Square Casino held its grand opening on June 12, 2008. The casino has approximately 18,950 sq. ft. of gaming space and features approximately 31 gaming tables servicing mass market patrons. Taipa Square Casino operates within Hotel Taipa Square located on Taipa Island, opposite the Macau Jockey Club. Taipa Square Casino is designated as an Excluded Project under our City of Dreams Project Facility.
Development Projects
General
In the ordinary course of our business, in response to market developments and customer preferences, we have made and continue to make certain changes to our properties. We have incurred and will continue to incur these capital expenditures at our properties.
Future Pipeline Projects
We continually seek out new opportunities for additional gaming or related businesses in Macau and will continue to target the development of a future project pipeline in Macau in order to maximize the business and revenue potential of Melco Crown Gaming’s investment in its subconcession. This remains a core strategy for us. We will also maintain our focus on three principles in defining and setting the pace, form and structure for any future pipeline development. The three principles we adhere to are: (i) securing financing for any project before commencing construction; (ii) ensuring that our existing portfolio of properties benefit from the new development through a developed understanding of how the market for our properties and services has continued to change and segment; and (iii) pacing new supply in accordance with the demands of the market.

Macau Studio City Project
Melco Crown Gaming has entered into a services agreement with New Cotai Entertainment (Macau) Limited and New Cotai Entertainment, LLC, under which Melco Crown Gaming would operate the casino portions of the Macau Studio City project, a large integrated resort development. The project is being developed by a joint venture between eSun Holdings Limited, CapitaLand Integrated Resorts Pte Ltd and New Cotai Holdings, LLC, which is primarily owned by investment funds and David Friedman, a former senior executive of Las Vegas Sands. Under the terms of the services agreement, Melco Crown Gaming will retain a percentage of the gross gaming revenues from the casino operations of Macau Studio City. We will not be responsible for any of the project’s capital development costs, and the operating expenses of the casino will be substantially borne by New Cotai Entertainment (Macau) Limited. The joint venture parties are currently involved in litigation proceedings and therefore construction of the Macau Studio City project has not commenced and the formal opening of Macau Studio City has not been determined.
Our Objective and Strategies
Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Macau. To achieve our objective, we have developed the following core business strategies:
Maintain a Strong Balance Sheet and Conservative Capital Structure, De-Leverage and Remain Alert to Opportunistic Growth Opportunities
We believe that a strong balance sheet is a core foundation for our future growth strategy. We will continue to monitor and effectively manage our liquidity needs and raise development funds when favorable market conditions permit us to do so, and we will, as a priority, apply surplus cash generated from our operations to de-leveraging. Where applicable, we will plan our developments to include marketable non-core assets that can be sold to aid the financing of our core assets.
Develop a Targeted Product Portfolio of Well-Recognized Branded Experiences
We believe that building strong, well-recognized branded experiences is critical to our success, especially in the brand-conscious Asian market. We intend to develop and further strengthen our brands by building and maintaining high quality properties that differentiate us from our competitors throughout Asia and by providing a set of experiences tailored to meet the cultural preferences and expectations of Asian customers.
Although we strive to have all of our properties consistently adhere to the standards above, we have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused strategy, we believe we can better service specific segments of the Macau gaming market.
Utilize Melco Crown Gaming’s Subconcession to Maximize Our Business and Revenue Potential
We intend to utilize Melco Crown Gaming’s subconcession, which, like the other concessions and subconcessions, does not limit the number of casinos we can operate in Macau, to capitalize on the potential growth of the Macau gaming market provided by the independence, flexibility and economic benefits afforded by being a subconcessionaire. Possession of a subconcession gives us the ability to negotiate directly with the Macau government to develop and operate new projects without the need to partner with other concessionaires or subconcessionaires. Furthermore, concessionaires and subconcessionaires such as SJM and Galaxy have demonstrated that they can leverage their licensed status by entering into arrangements with developers and hotel operators that do not hold concessions or subconcessions to operate the gaming activities at their properties under leasing or services arrangements and keep a percentage of the revenues. In 2008, the Macau government imposed a moratorium on new gaming services agreements. Such moratorium does not currently impact the agreement between Melco Crown Gaming, New Cotai Entertainment (Macau) Limited and New Cotai Entertainment, LLC regarding the Macau Studio City project. In the event such moratorium is lifted, we may consider entering into other, similar arrangements with other such developers and hotel operators, subject to obtaining the relevant approvals.

Develop Comprehensive Marketing Programs
We will continue to seek to attract customers to our properties by leveraging our brands and utilizing our own marketing resources and those of our founders. We have combined our brand recognition with customer management techniques and programs in order to build a database of repeat customers and loyalty club members. Through Mocha Clubs’ share of the Macau electronic gaming market, we have also developed a customer database and a customer loyalty program, which we believe have successfully enhanced repeat play and further built the Mocha brand.
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
Focus on Operating First Class Facilities
We have assembled a dedicated management team with experience in operating large scale, high quality resort facilities.
We believe that service quality and memorable experiences will continue to grow as a key differentiator among the operators in Macau. As the depth and quality of product offerings continue to develop and more memorable properties and experiences are created, we believe that tailored services will drive competitive advantage. As such, our focus remains on creating service experiences for the tastes and expectations of a segmented and demanding consumer.
We believe the continued development of our staff and supporting resources are central to our success in this regard. We will invest in the long term development of our people through relevant training and experience sharing.
Leverage the Experiences and Resources of Our Founders
We believe one of our great strengths is the combined resources of our majority shareholders, Melco and Crown. We intend to leverage their experiences and resources in the gaming industry in Asia and particularly with Chinese and other Asian patrons.
Our Properties
We operate our gaming business in accordance with the terms and conditions of our gaming subconcession. In addition, our operations and development projects are also subject to the terms and conditions of land concessions and lease agreements for leased premises.

City of Dreams
The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (approximately 1.2 million sq. ft.). On August 13, 2008, the Macau government formally granted a land concession for the City of Dreams site to Melco Crown (COD) Developments Limited for a period of 25 years, renewable for further consecutive periods of up to ten years each. The premium is approximately MOP 842.1 million (equivalent to US$105.1 million), of which approximately MOP 526.1 million (equivalent to US$65.7 million) has been paid as of December 31, 2010 and the remaining premium of approximately MOP 316.0 million (equivalent to US$39.4 million), accrued with 5% interest, will be paid in five biannual installments. We have also provided a guarantee deposit of approximately MOP 3.4 million (US$424,000), subject to adjustments, in accordance with the relevant amount of government land use fees payable during the year. The land concession enables Melco Crown (COD) Developments Limited to develop five star hotels, four star hotels, apartment hotels and a parking area with a total gross floor area of 515,156 square meters (approximately 5,545,093 sq. ft.). We have applied for an amendment to the land concession to enable the increase of the total developable gross floor area and on October 16, 2009 we received from the Macau government the initial terms for the revision of the land lease agreement pursuant to which we would be able to increase the developable gross floor area to 668,574 square meters (approximately 7,196,470 sq. ft.). In March 2010, our subsidiaries Melco Crown (COD) Developments Limited and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium in the amount of MOP 257.4 million (equivalent to US$32.1 million) to the Macau government. The land grant amendment process was completed on September 15, 2010. Under the revised land concession, the developable gross floor area at the site is 668,574 square meters (approximately 7,196,470 sq. ft.).
During the construction period, we paid the Macau government land use fees at an annual rate of MOP 30.0 (US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP 3.4 million (US$424,000). According to the terms of the revised land concession, the annual government land use fees payable are approximately MOP 9.5 million (US$1.2 million). The government land use fee amounts may be adjusted every five years.
The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings, and equipment.
Our approximately 2,000-seat Theater of Dreams, which opened on September 17, 2010, stages “The House of Dancing Water” show. The production incorporates costumes, sets and audio and visual special effects. The cast of 77 international performance artists and the team of 130 production and technical staff have been recruited from 18 countries around the world. We believe The House of Dancing Water will become the live entertainment centerpiece of City of Dreams’ overall leisure and entertainment offering. We also believe the production will highlight City of Dreams as an innovative and diverse entertainment-focused destination and strengthen the diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations.
Altira Macau
The Altira Macau property and equipment is located on a plot of land of approximately 5,230 square meters (56,295 sq. ft.) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years, subject to obtaining approvals from the Macau government. The terms and conditions of the land lease agreement entered into in March 2006 by Altira Developments Limited, our wholly-owned subsidiary through which Altira Macau was developed, require a land premium payment of approximately MOP 149.7 million (US$18.7 million). The initial land premium payment of MOP 50.0 million (US$6.2 million) was paid on November 25, 2005 upon acceptance of the terms and conditions of the agreement and the balance was paid in four equal semi-annual installments bearing interest at 5% per annum. We paid the outstanding balance in July 2006. A guarantee deposit of approximately MOP 157,000 (US$20,000) was also paid upon signing of the lease and is subject to adjustments in accordance with the relevant amount of government land use fees payable during the year. We pay the Macau government land use fees of approximately MOP 1.4 million (US$171,000) per annum. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment.

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
Mocha Clubs
Mocha Clubs operate at premises with a total floor area of approximately 52,500 sq. ft. at the following locations:

Mocha Club	Opening Date	Location	Gaming Area
			(In sq. ft.)
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	10,800
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,000
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	March 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Lan Kwai Fong	April 2004	G/F of Kingsway Commercial Centre	6,700
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450

Total			52,500

For locations operating at leased or subleased premises, the lease and sublease terms are pursuant to lease agreements that expire at various dates through December 2021, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals, except for the Marina Plaza lease, which was due to expire in 2011 but is currently in the process of being renewed for a further two to three year period.
In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.
Taipa Square Casino
Taipa Square Casino premises, including the fit-out and gaming related equipment, located on the ground floor and level one within Hotel Taipa Square and having a floor area of approximately 1,760 square meters (approximately 18,950 sq. ft.), is operated under a Right-to-Use Agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macau) Company Limited. The agreement is for a term of one year from the date of execution and is automatically renewable subject to certain contractual provisions for successive periods of one year under the same terms and conditions until June 26, 2022.

Other Premises
Apart from the property sites for Altira Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Zhu Kuan Building whose property rights belong to us. The five units have a total area of approximately 839 square meters (approximately 9,029 sq. ft.) and we operate a Recruitment Center there. The five units were purchased by MPEL Properties (Macau) Limited, our indirect wholly owned subsidiary, for approximately HK$79.7 million (US$10.2 million) on August 15, 2008. The Zhu Kuan Building is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of up to ten years, subject to obtaining certain approvals from the Macau government.
Advertising and Marketing
We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. We hold various promotions and special events, operate loyalty programs, maintain a database of gaming customers and have developed a series of commission and other incentive-based programs for offer to both gaming promoters and individuals alike, in order to be competitive in the Macau gaming environment.
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
The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has agreed under the existing concessions that it would not grant any additional gaming concessions until April 2009 and has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that until further assessment of the economic situation in Macau there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 by the end of 2012. In accordance with the DICJ the number of gaming tables operating in Macau as of December 31, 2010 was 4,791. The Macau government reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the Government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Government is prepared to authorize to operate.

SJM holds one of the three gaming concessions in Macau and currently operates multiple casinos throughout Macau and continue to add new properties. Controlled by Dr. Stanley Ho, SJM has extensive experience in operating in the Macau market and long-established relationships in Macau.
Wynn Resorts (Macau), S.A. holds a gaming concession and opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010.
Galaxy, the third concessionaire in Macau, currently operates multiple casinos in Macau including the Galaxy StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Mega Resort is scheduled to open in Cotai in 2011.
With a subconcession under Galaxy’s concession, The Venetian Macau Limited operates Sands Macao, together with the Venetian Macao and The Four Seasons Macau which are both located in Cotai. They have also announced proposals for further large developments in Cotai, some of which are scheduled to open in 2011.
MGM Grand Paradise, a joint venture, has been granted a subconcession under SJM’s concession. In December 2007, MGM Grand Paradise opened the MGM Grand Macau, which is located next to Wynn Macau on the Macau Peninsula.
We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in the Philippines, although they are relatively small compared to those in Macau. In addition, there are a number of casino complexes in Cambodia.
Singapore has legalized casino gaming and awarded casino licenses to Las Vegas Sands Corporation and Genting International Bhd. in 2006. Genting opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands opened its casino in Marina Bay, Singapore in April, 2010. Despite these openings Macau has continued to show healthy growth. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.
Intellectual Property
We have registered the trademarks “Altira,” “Mocha Club” and “City of Dreams” in Macau. We have also registered in Macau certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreements provide us the right to use the Grand Hyatt trademarks on a non-exclusive and non-transferable basis. Our trademark license agreements with Hard Rock Holdings Limited provide us the right to use the Hard Rock brand in Macau, which we use at City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for a hotel and casino facility at City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. Crown Melbourne Limited, the owner of a number of “Crown” trademarks in Macau licensed to us, has an ongoing legal proceeding regarding a number of “Crown” trademarks in Macau. For more information, see “— Legal and Administrative Proceedings”.

Legal and Administrative Proceedings
On January 25, 2011 Melco Crown Gaming was served a civil action filed by Ama International Limited, or Ama, in which Ama claims the payment of MOP622.8 million (approximately US$77.7 million) plus interest accrued since January 25, 2011, for damages incurred as a result of Melco Crown Gaming’s alleged breach of the gaming promotion agreement with Ama terminated on June 22, 2010, for loss of profit resulting from such termination and for damages incurred and loss of profit resulting from the alleged unfair competition of Melco Crown Gaming at the casino at Altira Macau. On March 3, 2011 Melco Crown Gaming filed its response to Ama’s claims. On March 22, 2011 Ama filed its response to Melco Crown Gaming’s defense and reduced the claimed amount to MOP325.8 million (approximately US$40.6 million) plus interest accrued since January 25, 2011. We believe Ama’s allegations and claims have no grounds and are in response to our effort to collect debt outstanding and owing to Melco Crown Gaming from Ama. Melco Crown Gaming intends to continue to vigorously defend all claims made by Ama.
We are currently a party to certain other legal proceedings which relate to matters arising out of the ordinary course of our business. Our management does not believe that the outcome of such other proceedings will have a material adverse effect on our company’s financial position or results of operations.
Crown Melbourne Limited, a wholly-owned subsidiary of Crown and the owner of the “Crown” brand, registered a number of “Crown” based trademarks in Macau in 1996 and in 2005, sought to register other trademarks for the “Crown” brand. In August 2005, a company called Tin Fat Gestão e Investimentos Limitada, or Tin Fat, sought to have the registration of the registered marks removed on the basis of non-use and opposed the application for registration of the additional marks. These challenges mainly relate to the “accommodation” class of registration, not the gaming class. Tin Fat is the operator of a hotel adjacent to the Macau airport, which changed its name in 2004/2005 to Golden Crown China Hotel (Macau). Tin Fat has applied to register Golden Crown China Hotel (Macau) and the Chinese and Portuguese equivalents. Crown Melbourne Limited has successfully opposed these registrations and has defended a number of oppositions in the Macau Intellectual Property Department and the Court of First Instance in Macau. To date Tin Fat’s applications and oppositions have all been unsuccessful and they have lodged numerous appeals in these actions. In some of the key opposition matters (such as the CROWN trademark), Crown Melbourne Limited has succeeded in the final Court of Appeal in Macau (Tin Fat cannot appeal further).
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
Gaming Regulations
The ownership and operation of casino gaming facilities in Macau are subject to the general laws (e.g., the Civil Code and the Commercial Code) and to specific gaming laws, in particular, Law No. 16/2001, and various regulations govern the different aspects of the gaming activity. Macau’s gaming operations are subject to the grant of a concession or subconcession by and regulatory control of the Macau government (“Dispatch” of the Chief Executive).
The laws, regulations and supervisory procedures of the Macau gaming authorities are based upon declarations of public policy that are concerned with, among other things:
•	the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity;

•	the adequate operation and exploitation of games of fortune and chance;

•	the fair and honest operation and exploitation of games of fortune and chance free of criminal influence;

•	the protection of Macau’s interest in receiving the taxes resulting from the gaming operation; and

•	the development of the tourism industry, social stability and economic development of Macau.

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
Additionally, the Macau government, pursuant to its regulatory and supervisory control of suitability, has the authority to reject any person owning or controlling the stock of any corporation holding a concession or subconcession.
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
In addition to special gaming taxes, we are also required to contribute to the Macau government an amount equivalent to 1.6% of the gross revenue of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities.
Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenue of the gaming business for urban development, tourism promotion and the social security of Macau.
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
Anti-Money Laundering Regulations in Macau
In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006 of April 3, 2006, which came into effect on April 4, 2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006, and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos.

Under these laws and regulations, we are required to:
•	identify any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;
•	refuse to deal with any of our customers who fail to provide any information requested by us;
•	keep records on the identification of a customer for a period of five years;
•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism; and
•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.
Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, we are required to track and mandatorily report cash transactions and granting of credit in a minimum amount of MOP 500,000 (US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.
We use an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically. We also train our staff on identifying and following correct procedures for reporting “suspicious transactions” and make our guidelines and training modules available for our employees on our intranet and internet sites.
Foreign Corrupt Practices Act
Our company is subject to the FCPA, which makes it illegal for our company and its employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any foreign official. Since the founding of our company in 2006, a Code of Business Conduct and Ethics (the “Code”) was adopted by our company and includes specific FCPA related provisions that can be found in Section IV and VII B of the Code. To further supplement the existing policy and practice, our company implemented a FCPA Compliance Program in 2007. This covers the activities of the shareholders, directors, officers, employees, and counterparties of our company.
Proposed Smoking Regulations in Macau
The Macau Legislative Assembly is considering the approval of a new Smoking Prevention and Tobacco Control Law. If such law is approved under the currently proposed terms, smoking shall not be permitted in casino premises, except for an area of up to 50% (fifty percent) of the casino area opened to the public, provided such area is physically separate from the remaining casino areas and provided further such smoking area complies with requirements to be determined by Dispatch of the Chief Executive. The designated smoking areas shall have to be created within one year from the date the proposed new law comes into effect and the proposed smoking ban in casino premises shall be effective three years after the proposed new law coming into effect. Since the proposed law is still under debate and consideration by the Macau Legislative Assembly, the final approved law may differ from the currently proposed terms.

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
Development of Gaming Projects/Financial Obligations. The subconcession contract requires us to make a minimum investment in Macau of MOP 4.0 billion (US$499.2 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that we have invested in our project in Macau over MOP4.0 billion (US$499.2 million).
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
Ownership and Capitalization. (1) Any person who directly acquires voting rights in Melco Crown Gaming will be subject to authorization from the Macau government, (2) Melco Crown Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies, (3) any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company), (4) the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Gaming, and (5) the Chief Executive of Macau could require the increase of Melco Crown Gaming’s share capital if he deemed it necessary. Under the authorization for the transfer of obligations, the Macau government has imposed that the transfer of shares in any direct or indirect shareholders of Altira Hotel Limited, Altira Developments Limited and Melco Crown (COD) Developments Limited is subject to authorization from the Macau government.
Others. In addition, the subconcession contract contains various general covenants and obligations and other provisions, with respect to which the determination as to compliance is subjective. For example, compliance with general and special duties of cooperation, special duties of information, and with obligations foreseen for the execution of our investment plan may be subjective.
Tax
We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our subsidiaries incorporated in the Cayman Islands are not subject to Cayman Islands income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. However, we and our Cayman Islands subsidiaries are subject to Hong Kong profits tax on profits arising from our activities conducted in Hong Kong.

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but in the case of Mocha Slot Group Limited, it was subject to Macau complementary tax of 12% on profits earned in or derived from its activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to Melco Crown Gaming.
Our subsidiaries incorporated in Macau are subject to Macau complementary tax of 12% on profits earned in or derived from their activities conducted in Macau. Having obtained a subconcession, Melco Crown Gaming has applied for and has been granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax). This tax holiday exempts us from paying the Macau complementary tax for five years from 2007 to 2011 on income from gaming generated by Altira Macau, Mocha Clubs and City of Dreams, but we will remain subject to Macau complementary tax on profits from our non-gaming businesses. Melco Crown Gaming has applied for an extension to the tax holiday in February 2011. However, we cannot assure you that it will be extended beyond the expiration date.
Melco Crown Gaming is subject to Macau gaming tax based on its gross gaming revenue. These gaming taxes are an assessment on Melco Crown Gaming’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations.
Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax on any profits arising in or derived from Hong Kong. One of our subsidiaries incorporated in Hong Kong is also subject to Macau complementary tax on profits earned in or derived from its activities conducted in Macau and another one is subject to corporate tax on profits in a number of other Asian jurisdictions through its activities conducted in these jurisdictions.
Our subsidiaries incorporated in New Jersey and Delaware in the United States are subject to US federal and relevant state and local taxes.
Dividend Distribution
Restrictions on Distributions. The City of Dreams Project Facility contains restrictions on payment of dividends for the Borrowing Group. There is a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries will only be able to pay dividends if they satisfy certain financial tests and conditions. The indenture governing the Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries.
Distribution of Profits. All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2010 and 2009, the balance of the reserve amounted to $3 in each of those years.

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
Prior to the close of the City of Dreams Project Facility, three more holding companies were incorporated through which we now hold our shares in Melco Crown Gaming: (1) MPEL Nominee One Limited or MPEL Nominee One, a Cayman Islands company, which is a 100% subsidiary of MPEL International and now holds 100% of the shares in MPEL Investments which in turn holds approximately 90% of the shares in Melco Crown Gaming made up of 1,799,999 class A shares and 7,200,000 class B shares; (2) MPEL Nominee Three Limited or MPEL Nominee Three, a 100% subsidiary of MPEL Nominee One, which now holds one class A share in Melco Crown Gaming; and (3) MPEL Nominee Two Limited, which holds a minority shareholding in Melco Crown Gaming’s Macau operating companies.
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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our major subsidiaries as of March 17, 2011:

Public
Melco Leisure and Entertainment Group Limited
(British Virgin Islands)
Crown Asia Investments Pty. Ltd.
(Victoria)
33.28%
33.36%
33.36%
Melco Crown Entertainment Limited
(Cayman Islands)
100%
MCE Finance Limited
(Cayman Islands)
100%
MPEL International Limited
(Cayman Islands)
100%
MPEL Nominee One Limited
(Cayman Islands)
100%
100%
100%
MPEL Investments Limited
(Cayman Islands)
MPEL Nominee Three Limited
(Cayman Islands)
MPEL Nominee Two Limited
(Cayman Islands)
Managing Director
89.99%
0.01%
10%
Melco Crown Gaming (Macau) Limited 1
(Macau)
(Subconcessionaire)
100%
100%
100%
100%
Melco Crown (COD) Hotels Limited
(Macau)
Melco Crown (COD) Developments Limited
(Macau)
Altira Hotel Limited
(Macau)
Altira Developments Limited 2
(Macau)
Mocha Club Business
City of Dreams Business
Altira Business

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
Overview
We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities focused exclusively on the Macau market. We currently own and operate City of Dreams, which opened on June 1, 2009, Altira Macau which opened on May 12, 2007 and Mocha Clubs, a non-casino based operation of electronic gaming machines, which has been in operation since September 2003. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Early Stage of Operation”. For detailed information regarding our operations and development projects, see “Item 4. Information on the Company—B. Business Overview”.
A. OPERATING RESULTS
Operations
City of Dreams
City of Dreams opened on June 1, 2009 and currently features a casino area of approximately 420,000 sq. ft. with a total of approximately 400 gaming tables and approximately 1,300 gaming machines; approximately 1,400 hotel rooms and suites; over 20 restaurants and bars; 69 retail outlets; a wet stage performance theater; an audio visual multimedia experience; recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats opened on September 17, 2010 featuring the “The House of Dancing Water” show produced by Franco Dragone. Club Cubic Nightclub, with approximately 30,000 sq. ft. of live entertainment space, is scheduled to open at City of Dreams in the second quarter of 2011. We are currently re-evaluating the next phase of our development plan at City of Dreams. The next phase is expected to include a hotel with features of an apartment hotel or a general hotel.
Altira Macau
Altira Macau currently features a casino area of approximately 173,000 sq. ft. with a total of approximately 228 gaming tables, 216 hotel rooms, including 24 suites and eight villas, several fine dining and casual restaurants, recreation and leisure facilities, including a health club, pool and spa and lounges and meeting facilities.
Since our opening of Altira Macau, we have changed the casino in response to market demand and transferred the management of gaming machines to Mocha Clubs in 2008.
Mocha Clubs
Melco Crown Gaming currently operates eight Mocha Clubs in Macau with a total of approximately 1,600 gaming machines in operation.
Taipa Square Casino
Taipa Square Casino opened on June 12, 2008 and has approximately 18,950 sq. ft. of gaming space and features approximately 31 gaming tables.

Future Pipeline Projects
The Macau Studio City Project
The joint venture parties developing the Macau Studio City project are currently involved in litigation proceedings and therefore construction of the Macau Studio City project has not commenced and the formal opening of Macau Studio City has not been determined. There have been no operating cashflows associated with this project.
Summary of Financial Results
The following summarizes the results of our operations:

	Year Ended December 31,
	2010	2009	2008
	(in thousands of US$)
Net revenues	$2,641,976	$1,332,873	$1,416,134
Total operating costs and expenses	(2,549,464)	(1,604,920)	(1,414,960)
Operating income (loss)	92,512	(272,047)	1,174

Net loss	$(10,525)	$(308,461)	$(2,463)
Our results of operations for the years presented are not comparable for the following reasons:
•	On June 1, 2009, City of Dreams opened and progressively added to its operations following the completion of construction of Grand Hyatt Macau in December 2009 and the opening of The House of Dancing Water in the third quarter of 2010.
Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties. In addition to our debt facility, we currently rely on operating cash flows from only three businesses, City of Dreams, Altira Macau and Mocha Clubs, all in Macau, which expose us to certain risks that competitors, whose operations are more diversified, may be better able to control.
Key Performance Indicators (KPIs)
In leading our company to the achievement of our objectives and strategies, we monitor our performance utilizing gaming resort industry key performance indicators. These indicators are included in our discussion below of our company’s operational performance for the periods in which a Consolidated Statement of Operations is presented.
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
There are also additional specific indicators utilized to monitor table game performance in Macau, relating to the rolling chip and mass market segments. In our rolling chip segment, customers primarily purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage and there is no deposit into a gaming table drop box from chips purchased from the cage. Non-negotiable chips can only be used to make wagers. Winning wagers are paid in cash chips.
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
Our combined expected non-rolling chip table games hold percentage is in the range from 18% to 22%, which is based on the mix of table games at our casino properties as each table game has its own theoretical win percentage and our combined expected gaming machine hold percentage is in the range from 5% to 6%.
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

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009
Revenues
Consolidated net revenues were US$2.64 billion, an increase of US$1.31 billion (or 98.2%) from US$1.33 billion for 2009. The increase in net revenues was driven by the increase in gaming revenue and hold percentages at Altira Macau and improvement in results of and a full year of operation of City of Dreams which opened in June 2009 which contributed US$1.09 billion more in net revenues.
Consolidated net revenues in 2010 comprised of US$2.55 billion in casino revenues (96.5% of total net revenues) and US$91.4 million of net non-casino revenues (3.5% of total net revenues). Consolidated net revenues in 2009 comprised of US$1.30 billion in casino revenues (97.9% of total net revenues) and US$28.2 million of net non-casino revenues (2.1% of total net revenues).
Casino. Casino revenues for the year ended December 31, 2010 of US$2.55 billion represented a US$1.25 billion (or 95.5%) increase from casino revenues of US$1.30 billion for the year ended December 31, 2009 due to an increase in casino revenue at Altira Macau by US$653.0 million to US$846.9 million which was primarily driven by an increase in rolling chip volume and higher rolling chip hold percentage and casino revenue of US$1.03 billion attributable to a full year of operation and improvement in results of City of Dreams which opened in June 2009.
Altira Macau’s rolling chip volume for 2010 of US$40.3 billion represented an increase of US$2.8 billion from US$37.5 billion for 2009. Altira Macau’s hold percentage for VIP rolling chip table games (calculated before discounts and commissions) was 2.91% for 2010, within our expected level of 2.7% to 3.0% and an increase from 2.55% for 2009. In the mass market table games segment, drop (non rolling chip) was US$377.1 million for 2010 which increased by 38.2% from US$273.0 million for 2009. The mass market hold percentage was 16.2% for 2010, within our expected range of 16.0% to 20.0% and an increase from 16.0% for 2009.
City of Dreams’ rolling chip volume for 2010 of US$51.7 billion represented an increase of US$31.5 billion from US$20.3 billion for 2009. City of Dreams’ hold percentage for VIP rolling chip table games (calculated before discounts and commissions) was 2.92% for 2010, within our expected level of 2.7% to 3.0% and an increase from 2.65% for 2009. In the mass table games segment, drop (non-rolling chip) was US$2.06 billion for 2010 which increased by 126% from US$912.6 million for 2009. The mass hold percentage was 21.5% in 2010, which was within our expected range of 18.0% to 22.0% and significantly increased from 16.3% for 2009. The 2009 City of Dreams hold percentage of 16.3% was within the range expected for the first six months of a new property. The expected range of mass market hold percentage is different for Altira and City of Dreams due to a difference in the mix of table games, each of which has its own theoretical win percentage. Average net win per gaming machine per day was US$219 for 2010, an increase of US$82 from 2009.
Mocha Club’s average net win per gaming machine per day for 2010 was US$192, an increase of approximately US$11 over 2009.
Rooms. Room revenue of US$83.7 million for the year ended December 31, 2010 represented a US$42.5 million (or 103.1%) increase from room revenue of US$41.2 million for the year ended December 31, 2009 due to the opening of City of Dreams in June 2009, resulting in approximately 1,650 hotel rooms available for a full year across both properties. Altira Macau’s ADR, occupancy and REVPAR were US$166, 94% and US$156, respectively, for the year ended December 31, 2010. This compares with the ADR, occupancy and REVPAR of US$219, 92% and US$201, respectively for 2009. The reduction in Altira’s ADR in 2010 was attributable to a greater proportion of rooms being allocated to gaming customers in line with gaming revenue growth. City of Dreams’ ADR, occupancy and REVPAR were US$157, 80% and US$126, respectively. This compares with the ADR, occupancy and REVPAR of US$159, 84% and US$133, respectively for 2009.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenue of US$56.7 million, and entertainment, retail and other revenue of approximately US$32.7 million. Other non-casino revenue for the year ended December 31, 2009 included food and beverage revenue of US$28.2 million, and entertainment, retail and other revenue of approximately US$11.9 million. The increase of US$49.3 million in non casino revenues was due to a full year of operation of City of Dreams, increased retail leased space at City of Dreams and the opening of the House of Dancing Water in September 2010.
Operating costs and expenses
Total operating costs and expenses were US$2.55 billion for the year ended December 31, 2010, an increase of US$944.5 million (or 58.9%) from US$1.60 billion for the year ended December 31, 2009. The increase in operating costs of US$944.5 million was primarily due to the commencement of operations at City of Dreams in June 2009, followed by the opening of Grand Hyatt and The House of Dancing Water in September 2009 and September 2010 respectively, and an increase in operating costs at Altira Macau associated with the increase in revenue as described above.
Casino. Casino expenses increased by US$818.7 million (or 72.4%) to US$1.95 billion in 2010 from US$1.13 billion in 2009 primarily due to an increase in casino revenue attributable by the full year operation of City of Dreams in 2010 which is impacted by additional gaming tax and other levies charged at a rate of 39% of US$624.5 million.
Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 153.8% to US$16.1 million in 2010 from US$6.4 million in 2009, primarily due to the full year operation of City of Dreams in 2010.
Food, beverage and others. Food, beverage and other expenses increased by US$31.8 million (or 152.5%) to US$52.7 million in 2010 from US$20.9 million in 2009, primarily due to full year operation of City of Dreams in 2010 and the opening of The House of Dancing Water in September 2010.
General and administrative. General and administrative expenses increased by US$68.8 million (or 52.6%) to US$199.8 million in 2010 from US$131.0 million in 2009, primarily due to an increase of US$56.9 million for the full year operation of City of Dreams in 2010 and US$14.1 million of increased corporate payroll and other costs.
Pre-opening costs. Pre-opening costs were US$18.6 million for the year end December 31, 2010 as compared to US$91.9 million for the year ended December 31, 2009. Such costs relate primarily to personnel training, equipment, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2010 related to the opening of The House of Dancing Water in September 2010.
Amortization of gaming subconcession. Amortization of gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for both 2010 and 2009.
Amortization of land use rights. The increase in amortization of land use rights expenses to US$19.5 million in 2010 from US$18.4 million was due to the increase in land premium associated with increasing the developed gross floor area by approximately 1.6 million square feet of Cotai Land in Macau where the City of Dreams site is located, commencing when we accepted in principle the initial terms for such revision of the land lease agreement in November 2009.
Depreciation and amortization. Depreciation and amortization expense increased by US$94.4 million (or 66.6%) to US$236.3 million in 2010 from US$141.9 million in 2009 primarily due to depreciation of assets placed into service associated with the opening of City of Dreams in June 2009 and Grand Hyatt Macau and the House of Dancing Water which were progressively added to City of Dreams operations in the fourth quarter of 2009 and September 2010 respectively.

Property charges and other. Property charges and other generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and other for the year ended December 31, 2010 were not material. Property charges and other for the year ended December 31, 2009 were US$7.0 million which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of Macau peninsula project.
Non-operating (expenses) income
Non-operating (expenses) income consists of interest income and expenses, amortization of deferred financing costs, loan commitment fees, foreign exchange gain and loss as well as other non-operating income.
Interest income was US$0.4 million and US$0.5 million for the years ended 31 December 2010 and 2009 respectively.
Interest expenses were US$93.3 million, net of capitalized interest of US$11.8 million, for the year ended December 31, 2010, compared to US$31.8 million, net of capitalized interest of US$50.5 million for the year ended December 31, 2009. The increase in net interest expense of US$61.5 million was primarily due to an increase of US$38.9 million related to the US$600 million 10.25% Senior Notes issued in May 2010 together with a decrease in interest capitalized of US$38.7 million due to the decrease in interest eligible for capitalization following the opening of City of Dreams, Grand Hyatt and The House of Dancing Water in June 2009, September 2009 and September 2010, respectively, offset by a decrease of US$13.1 million of interest charges on our US$1.75 billion City of Dreams Project Facility, net of interest rate swap agreements, primarily as a result of reducing the indebtedness by US$444.1 million by applying a portion of the net proceeds from the sale of the Senior Notes.
Other finance costs included US$14.3 million of amortization of deferred financing costs net of capitalization, which primarily increased from 2009 due to the ineligibility for further capitalization following the completion and opening of City of Dreams in June 2009, and a credit of US$3.8 million of loan commitment fees related to the US$1.75 billion City of Dreams Project Facility.
Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of City of Dreams Project Facility which includes a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the Revolving Credit Facility.
Net foreign exchange gains for the year ended December 31, 2010 were US$3.6 million, primarily related to unrealized foreign exchange transaction gains.
Income tax expenses (credit)
The positive effective tax rate for the year ended December 31, 2010 was 9.6%, as compared to the negative effective tax rate of 0.04% for the year ended December 31, 2009. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets in 2010 and 2009, the impact of a net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of tax holiday of US$28.1 million in 2010 due to our income tax exemption in Macau, which is set to expire in 2011. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss
As a result primarily of the foregoing, there was a net loss of US$10.5 million for 2010, compared to a net loss of US$308.5 million in 2009.
Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Revenues
Consolidated net revenues in 2009 were US$1.33 billion, a decrease of US$83.3 million (or 5.9%) from US$1.42 billion for 2008. The decrease in net revenues was driven by a decline in global economic conditions combined with low rolling chip hold percentages at Altira Macau and City of Dreams and was partially offset by the opening of City of Dreams in June 2009, which contributed US$552.1 million in net revenues.
Consolidated net revenues in 2009 were comprised of US$1.30 billion in casino revenues (97.9% of total net revenues) and US$28.2 million of net non-casino revenues (2.1% of total net revenues). Consolidated net revenues in 2008 were comprised of US$1.41 billion in casino revenues (99.3% of total net revenues) and US$10.2 million of net non-casino revenues (0.7% of total net revenues).
Casino. Casino revenues for the year ended December 31, 2009 of US$1.30 billion represented a US$101.3 million (or 7.2%) decrease from casino revenues of US$1.41 billion for the year ended December 31, 2008 due to decrease in casino revenue at Altira Macau by US$651.0 million to US$653.0 million, primarily driven by a decline in rolling chip volume combined with lower rolling chip hold percentage, partially offset by revenue of US$532.5 million attributable to the opening of City of Dreams in June 2009 with approximately 500 gaming tables and approximately 1,300 gaming machines.
Altira Macau’s rolling chip volume for 2009 of US$37.5 billion represented a decrease of US$24.8 billion from US$62.3 billion for 2008. Altira Macau’s hold percentage for rolling chip table games (calculated before discounts and commissions) was 2.55% for 2009, below our expected level of 2.85% and a decrease from 2.85% for 2008. In the mass market table games segment, drop (non-rolling chip) was US$273.0 million for 2009 which decreased by 22.7% from US$353.2 million for 2008. The mass market hold percentage was 16.0% for 2009, within our expected range of 16.0% to 20.0% and an increase from 14.6% for 2008.
City of Dreams’ rolling chip volume was US$20.3 billion and hold percentage for rolling chip table games (calculated before discounts and commissions) was 2.65% for 2009, below the expected level of 2.85%. In the mass table games segment, drop (non-rolling chip) totaled US$912.6 million and the hold percentage was 16.3%, which was in line with the expected range of 16.0% to 20.0% for the year ended December 31, 2009. Average net win per gaming machine per day was US$137.
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
Food, beverage and others. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenue of US$28.2 million, and entertainment, retail and other revenue of approximately US$11.9 million. Other non-casino revenue for the year ended December 31, 2008 included food and beverage revenue of US$16.1 million, and entertainment, retail and other revenue of approximately US$5.4 million. The increase of US$18.6 million was primarily due to opening of City of Dreams and was offset by decrease in revenue at Altira Macau as a result of reduced visitation.

Operating costs and expenses
Total operating costs and expenses were US$1.60 billion for the year ended December 31, 2009, an increase of US$190.0 million (or 13.4%) from US$1.41 billion for the year ended December 31, 2008. The increase in operating costs of US$190.0 million was primarily related to the commencement of operations at City of Dreams in June 2009 and was partially offset by a decrease in operating costs at Altira Macau due to cost-savings initiatives.
Casino. Casino expenses decreased by US$29.6 million (or 2.6%) to US$1.13 billion in 2009 from US$1.16 billion in 2008 primarily due to a decrease in the gaming tax of US$328.3 million and US$140.9 million in casino-related expenses associated with payroll-related expenses and our rolling chip program at Altira Macau. This decrease was offset by an increase of US$440.7 million in casino expenses attributable to the opening of City of Dreams.
Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 373.7% to US$6.4 million in 2009 from US$1.3 million in 2008, primarily due to the commencement of operations at City of Dreams in June 2009.
Food, beverage and others. Food, beverage and other expenses increased by US$6.9 million (or 49.1%) to US$20.9 million in 2009 from US$14.0 million in 2008, primarily due to the commencement of operations at City of Dreams and offset by decrease in expenses at Altira Macau driven by the associated decrease in revenue as described above.
General and administrative. General and administrative expenses increased by US$40.3 million (or 44.4%) to US$131.0 million in 2009 from US$90.7 million in 2008, primarily due to the commencement of operations at City of Dreams in June 2009.
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
Property charges and others. Property charges and others generally includes costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2009 was US$7.0 million, which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project. Property charges and others for the year ended December 31, 2008 was US$0.3 million related to a minor reconfiguration of the casino at Altira Macau.

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
Total interest expenses, which primarily included interest paid or payable on shareholders’ loans, the US$1.75 billion City of Dreams Project Facility, and interest rate swap agreements for 2009 and 2008 totaled US$82.3 million and US$49.6 million respectively, of which US$50.5 million and US$49.6 million was capitalized. Interest expenses net of capitalized interest increased by US$31.8 million, primarily due to cessation of capitalizable interest following the opening of City of Dreams together with additional borrowings under the City of Dreams Project Facility.
Other finance costs included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to the US$1.75 billion City of Dreams Project Facility. The decrease from 2008 was attributable to decreases in the undrawn commitments as a result of drawdowns on the City of Dreams Project Facility during the second half of 2008 and the first half of 2009.
Net foreign exchange gains for 2009 were US$491,000, mainly resulting from foreign exchange transaction gains on Australian dollars, compared to US$1.4 million of net foreign exchange gains for 2008. Other non-operating income increased to US$2.5 million in 2009 from US$972,000 in 2008.
Income tax credit
Our negative effective income tax rate was 0.04% for the year ended December 31, 2009, as compared to 37.4% for the year ended December 31, 2008. The negative effective income tax rate for the years ended December 31, 2009 and 2008 differed from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of a change in valuation allowance on the net deferred tax assets in 2009 and 2008, the impact of the net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of a tax holiday of US$8.9 million on the net income of Macau gaming operations during the year ended December 31, 2008 due to our income tax exemption in Macau, which is set to expire in 2011. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.
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
Property and equipment and other long-lived assets
We depreciate and amortize property and equipment on a straight-line basis over their estimated useful lives commencing from the time they are placed in service. The estimated useful lives are based on the nature of the assets as well as current operating strategy and legal considerations such as contractual life. Future events, such as property expansions, property developments and refurbishments, new competition, or new regulations, could result in a change in the manner in which we use certain assets requiring a change in the estimated useful lives of such assets.
Our land use rights in Macau under the land concession contracts for Altira Macau and City of Dreams are being amortized over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau and City of Dreams are March 2031 and August 2033, respectively. The maximum useful life of assets at Altira Macau and City of Dreams is therefore deemed to be the remaining life of the land concession contract.
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
During the years ended December 31, 2010, 2009 and 2008, impairment losses amounting to nil, US$282,000 and US$17,000, respectively, were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2009, an impairment loss amounting to $2.9 million was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement in December 2009. No impairment loss was recognized during the year ended December 31, 2010.
Goodwill and purchased intangible assets
We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, appropriate discount rates, long-term growth rates and appropriate market comparables.

A detailed evaluation was performed as of December 31, 2010 and the computed fair value of our reporting unit was significantly in excess of the carrying amount. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2010.
Trademarks of Mocha Clubs are tested for impairment using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2010. Under this method, we estimate the fair value of the intangible assets through internal and external valuations, mainly based on the after-tax cash flow associated with the revenue related to the royalty. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, appropriate royalty rates, appropriate discount rates, and long-term growth rates.
Share-based compensation
We issued restricted shares and share options under our share incentive plan during the years ended December 31, 2010, 2009 and 2008. We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the service period in accordance with applicable accounting standards. We use the Black-Scholes valuation model to value the equity instruments issued. The Black-Scholes valuation model requires the use of highly subjective assumptions of expected volatility of the underlying stock, risk-free interest rates and the expected term of options granted. Management determines these assumptions through internal analysis and external valuations utilizing current market rates, making industry comparisons and reviewing conditions relevant to our company.
The expected volatility and expected term assumptions can impact the fair value of restricted shares and share options. Because of our limited trading history as a public company, we estimate the expected volatility based on the historical volatility of a peer group of publicly traded companies, and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the restricted shares and share options we granted. For 2010 awards (excluding our stock option exchange program), a 10% change in the volatility assumption would have resulted in a US$0.1 million change in fair value and a 10% change in the expected term assumption would have resulted in a US$0.04 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.
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

We follow the accounting standards on reporting revenue gross as a principal versus net as an agent, when accounting for the operations of the Taipa Square Casino and the Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, we are the owner of the hotel property and Hyatt operates the hotel under a management agreement as hotel manager, providing management services to us, and we receive all rewards and take substantial risks associated with the hotel business. As such, we are the principal and the transactions of the hotel are therefore recognized on a gross basis.
Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.
Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.
The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses.
Accounts Receivable and Credit Risk
Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness, including our gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set-off when required. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on the specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. In determining our allowance for estimated doubtful debts, we apply industry standard reserve percentages to aged account balances and we specifically analyze the collectability of each account with a balance over a specified dollar amount, based upon the age of the account balance, the customer’s financial condition, collection history and any other known information. The standard reserve percentages applied are based on our historical experience and take into consideration current industry and economic conditions. At December 31, 2010, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$2.9 million.
Income Tax
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2010 and 2009, we recorded valuation allowances of US$47.2 million and US$33.1 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

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
B. LIQUIDITY AND CAPITAL RESOURCES
The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2010	2009	2008
	(In thousands of US$)
Net cash provided by (used in) operating activities	$401,955	$(112,257)	$(11,158)
Net cash used in investing activities	(190,310)	(1,143,639)	(913,602)
Net cash provided by financing activities	17,680	653,350	904,485

Net increase (decrease) in cash and cash equivalents	229,325	(602,546)	(20,275)
Cash and cash equivalents at beginning of year	212,598	815,144	835,419

Cash and cash equivalents at end of year	$441,923	$212,598	$815,144

We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs for the next 12 months. We plan to meet our liquidity needs in the next 12 months with our operating cash flow, existing cash balances, possible additional financings, and availability under our City of Dreams Project Facility.
Operating activities
Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass table games play, slot machine play, food and beverage, and entertainment conducted primarily on a cash basis.
Net cash provided by operating activities was US$402.0 million in 2010, compared to net cash used in operating activities of US$112.3 million in 2009. There was an increase in operating cash flow mainly attributable to the improvement in results and a full year of operation of City of Dreams which opened in June 2009. Net cash used in operating activities was US$112.3 million in 2009, compared to US$11.2 million in 2008. There was a decrease in operating cash flow mainly attributable to a decline in gaming revenue as described in the foregoing section, increased working capital for City of Dreams and Altira Macau and increased pre-opening activities for City of Dreams.

Investing activities
Net cash used in investing activities was US$190.3 million in 2010, compared to US$1.14 billion in 2009, primarily due to a reduction in construction and development activity relating to City of Dreams.
Our 2010 total capital expenditure was US$197.4 million and we paid US$29.8 million for City of Dreams’ land use rights and US$27.1 million for entertainment production costs for The House of Dancing Water.
There was a net decrease of US$69.1 million in the amount of restricted cash primarily due to the settlement of US$210.3 million of City of Dreams costs in accordance with the City of Dreams Project Facility, offset by a net increase of US$97.5 million in the balance associated with issuance of Senior Notes as described below and increase of US$47.0 million of cash set aside in accordance with the City of Dreams Project Facility both of which are for future repayments of the City of Dreams Project Facility. Approximately US$22.8 million remains restricted for use in accordance with the City of Dreams Project Facility as required for the City of Dreams’ costs under disbursement terms specified in the City of Dreams Project Facility and will be immediately released upon the final completion of City of Dreams.
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
Financing activities
Proceeds from Our Financing. Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily related to proceeds from the issuance of the Senior Notes amounting to US$592.0 million, offset by the repayment of long term debt of US$551.4 million, of which US$444.1 million used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the Senior Notes of US$22.9 million. Net cash provided by financing activities amounted to US$653.4 million for the year ended December 31, 2009, primarily due to drawdown proceeds of US$270.7 million from the City of Dreams Project Facility and proceeds from our follow-on public offerings in May 2009 and August 2009 totaling US$383.5 million after deducting the offering expenses.
Shareholder Loans and Contributions. As of December 31, 2010, we had approximately US$115.7 million of outstanding shareholder loans from Melco and Crown, of which US$115.6 million was in the form of fixed term loans repayable in May 2012. The fixed term loan from Crown is at an interest rate of 3-months HIBOR per annum and the fixed term loan from Melco is at 3-months HIBOR per annum and was at 3-months HIBOR plus 1.5% per annum during the period from May 16, 2008 to May 15, 2009 with the remaining balance of US$36,000 repayable on demand and non-interest bearing.
City of Dreams Project Facility. On September 5, 2007, Melco Crown Gaming and certain other subsidiaries specified as guarantors under the City of Dreams Project Facility, or the Borrowing Group, entered into the US$1.75 billion City of Dreams Project Facility to finance a portion of the total project costs of City of Dreams. On September 24, 2007, the first draw down which comprised both H.K. dollars and U.S. dollars totaling the equivalent of US$500.2 million was made under the City of Dreams Project Facility. Subsequent draw downs took place in 2008 and 2009, which comprised of both H.K. dollars and U.S. dollars totaling the equivalent of US$912.3 million and US$270.7 million, respectively, under the City of Dreams Project Facility. On May 26, 2010, we applied a portion of the net proceeds from the sale of the Senior Notes to reduce our indebtedness under our City of Dreams Project Facility by US$444.1 million. We have repaid US$35.7 million and US$71.6 million in December 2010 of our City of Dreams Project Facility in accordance with the quarterly amortization schedule and in relation to a mandatory prepayment required due to excess cash generated as calculated in accordance with the City of Dreams Project Facility agreement respectively. Deferred financing costs of US$0.9 million and US$7.6 million in relation to the City of Dreams Project Facility were paid accordingly during the years ended December 31, 2009 and 2008, respectively. Subject to satisfaction of the relevant conditions precedent, a further US$100.5 million remained available for future draw downs as at December 31, 2010 and as of the date of this annual report.

Senior Notes. On May 17, 2010, MCE Finance issued US$600,000,000 aggregate principal amount of senior notes with an interest rate of 10.25% per annum and a maturity date of May 15, 2018. The Senior Notes are listed on the Official List of the SGX-ST and the issue price was 98.671% of the principal amount, resulting in net proceeds to us of approximately US$577.1 million after deducting US$22.9 million for the initial purchasers’ discounts and commissions and estimated offering expenses payable by us. The net proceeds from the offering were used to reduce our indebtedness under the City of Dreams Project Facility as described above.
We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.
Description of Our Indebtedness
City of Dreams Project Facility
The budgeted cost of construction and development of City of Dreams was funded from a combination of the following sources:
•	cashflow generated from the operations of our existing businesses;
•	borrowings under the US$1.75 billion City of Dreams Project Facility; and
•	a portion of the net proceeds from our initial offering and our follow-on offering in December 2006 and November 2007, respectively.
On September 5, 2007, Melco Crown Gaming and certain other subsidiaries specified as guarantors, or the Borrowing Group, entered into the US$1.75 billion City of Dreams Project Facility to finance a portion of the total project costs of City of Dreams. On December 7, 2007, the City of Dreams Project Facility was amended to introduce a U.S. borrower, Melco PBL (Delaware) LLC, now MPEL (Delaware) LLC, a wholly-owned subsidiary of Melco Crown Gaming. In addition, the amendments contained in an amendment agreement between the facility agent, the security agent, Melco Crown Gaming and the Borrowing Group (which includes MPEL (Delaware) LLC), or the Amendment Agreement, executed on May 10, 2010, became effective on or about May 17, 2010. The Amendment Agreement includes amendments to the financial ratios and covenants and how they are calculated, and certain other amendments which correct anomalies in the City of Dreams Project Facility documents and allow the Borrowing Group greater operational flexibility. The Amendment Agreement also includes provisions approving entry into the Intercompany Note (as defined below) and the Senior Note Guarantees provided by Melco Crown Gaming, MPEL Nominee One Limited, MPEL Investments Limited, Altira Hotel Limited, Altira Developments Limited, Melco Crown (COD) Hotels Limited, Melco Crown (COD) Developments Limited, Melco Crown (Cafe) Limited, Golden Future (Management Services) Limited, MPEL (Delaware) LLC, Melco Crown Hospitality and Services Limited, Melco Crown (COD) Retail Services Limited, Melco Crown (COD) Ventures Limited, COD Theatre Limited, Melco Crown COD (HR) Hotel Limited, Melco Crown COD (CT) Hotel Limited and Melco Crown COD (GH) Hotel Limited, or collectively, the Senior Note Subsidiary Group Guarantors, consequential amendments to security documents and provisions which mandated the way in which net proceeds from the offering of the Senior Notes were applied to repayment and cancellation of the revolving credit facility and prepayment and repayment of the term loan facility.

Drawdowns
The final maturity date of the term loan facility is September 5, 2014 and the final maturity date of the revolving credit facility is September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the term loan facility.
We have fully drawn down the term loan facility and the availability period for this has expired. The revolving credit facility is available on a fully revolving basis from, in the case of any drawing for general working capital purposes or for purposes of meeting cost overruns associated with the City of Dreams project, the date upon which the term loan facility has been fully drawn, to the date that is one month prior to the revolving credit facility’s final maturity date. In May 2010, the revolving credit facility commitment was reduced from US$250 million to US$150 million. As of December 31, 2010 we had drawn down a total of approximately US$49.5 million from the revolving credit facility with a further US$100.5 million still available for further utilization.
All drawings under the City of Dreams Project Facility are to be paid into a disbursement account that is subject to security. On September 24, 2007, the first draw down which comprised both H.K. dollars and U.S. dollars totaling the equivalent of US$500.2 million was made under the City of Dreams Project Facility. Subsequent draw downs took place in 2008 and 2009, which comprised of both H.K. dollars and U.S. dollars totaling the equivalent of US$912.3 million and US$270.7 million, respectively, under the City of Dreams Project Facility. On May 26, 2010, we applied a portion of the net proceeds from the sale of the Initial Notes to reduce our indebtedness under our City of Dreams Project Facility by US$444.1 million. On December 6, 2010, we further reduced our indebtedness under the City of Dreams Project Facility by an additional US$107.3 million. As of December 31, 2010, total outstanding borrowings, which comprised both H.K. dollars and U.S. dollars totaling the equivalent of approximately US$1.13 billion, have been made under the City of Dreams Project Facility. The rollover of existing revolving loans drawn under the City of Dreams Project Facility is subject to compliance with covenants and satisfaction of conditions precedent. Melco Crown Gaming will have the right to undertake a program to hedge exposures to interest rate fluctuations under the City of Dreams Project Facility and in certain circumstances, currency fluctuations. The interests of the hedging counterparties under the hedging agreements are secured on a pari passu basis with the lenders.
Repayment
The term loan facility will be repaid in quarterly installments according to an amortization schedule that commenced December 5, 2010. Each revolving credit facility loan will be repaid in full on the last day of an agreed upon interest period ranging from one to six months, or it will be rolled over.
Melco Crown Gaming may make voluntary prepayments in respect of the term loan facility and the revolving credit facility, subject to certain conditions, without premium or penalty other than (if not made on an interest payment date) break costs, in minimum amounts of US$20 million following the completion of City of Dreams. Voluntary prepayments will be applied to the term loan principal outstanding on the City of Dreams Project Facility and to maturities on a pro-rata basis and amounts prepaid will not be available for redrawing.
We must make mandatory prepayments in respect of the following amounts within the Borrowing Group under the City of Dreams Project Facility, including but not limited to: (1) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group and all of the net proceeds of any permitted debt issuance of any member of the Borrowing Group; (2) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions; (3) net termination proceeds paid under Melco Crown Gaming’s subconcession or the group’s land concessions, any lease agreement, the hotel management agreements, construction contracts or certain other material contracts or agreements (subject to certain exceptions); (4) net claim proceeds paid in relation to default or breach under certain documents relating to City of Dreams and other Borrowing Group businesses; (5) insurance proceeds net of expenses to obtain such proceeds, subject to reinvestment rights and certain exceptions; and (6) excess cashflow (as defined under various financial ratio tests).

Accounts
The terms of the City of Dreams Project Facility require that all of the revenues of the Altira Macau, City of Dreams and Mocha Slot gaming businesses operated by Melco Crown Gaming be paid into bank accounts established by Melco Crown Gaming, and secured in favor of the security agent for the benefit of the lenders. In addition, subject to certain exceptions, all of the accounts of all of the members of the Borrowing Group have been pledged as security for the indebtedness and all of their revenues and receipts are required to be deposited thereto. Subject to such security, such revenues will be paid out in order of priority, in accordance with specified cash waterfall arrangements. Payments under or relating to the City of Dreams Project Facility rank at the top of the waterfall. These arrangements will affect our ability to make payments under the Intercompany Note summarized under “—Senior Notes”, and the Senior Notes.
Interest and Fees
The U.S. dollar and H.K. dollar denominated drawdowns bore an initial interest rate of LIBOR and HIBOR plus a margin of 2.75% per annum. As of December 31, 2009, the margin was reduced to 2.50% per annum. The interest rate margin will be further adjusted in accordance with the total debt to EBITDA ratio on a consolidated basis in respect of the Borrowing Group. We are obligated to pay a commitment fee quarterly in arrears from September 5, 2007 throughout the availability period. The commitment fee is payable on the daily undrawn amount under the available portion of the City of Dreams Project Facility.
Melco and Crown Support
In connection with the signing of the City of Dreams Project Facility in September 2007, Melco and PBL (Crown’s predecessor) each provided an undertaking to Deutsche Bank AG, Hong Kong Branch, as agent under the City of Dreams Project Facility, to contribute additional equity up to an aggregate of US$250 million (divided equally between Melco and PBL) to Melco Crown Gaming to pay any costs (i) associated with construction of City of Dreams and (ii) for which Deutsche Bank AG, Hong Kong Branch as agent has determined there is no other available funding. When Crown acquired the gaming businesses and investments of PBL, it also acquired this obligation. In support of such contingent equity commitment, Melco and Crown each agreed to maintain a direct or standby letter of credit in favor of the security agent for the City of Dreams Project Facility in an amount equal to the amount of contingent equity it is obliged to ensure is provided to Melco Crown Gaming until the final completion date of City of Dreams has occurred, and when certain debt service reserve accounts have been funded. Their letters of credit in the aggregate amount of US$250 million were released and replaced by short-term deposits placed into bank accounts restricted in accordance with the City of Dreams Project Facility by Melco Crown Gaming in May and September 2009, respectively. The balance of this restricted cash will be immediately released upon the final completion for City of Dreams (and may be released earlier subject to lender determination that the full amount is not required to meet remaining costs) and compliance with other release conditions under the City of Dreams Project Facility; until this time it is, subject to lender approval, available for use as required for the payment of City of Dreams’ project construction costs based on disbursement terms under the City of Dreams Project Facility. As of December 31, 2010, a balance of US$22.8 million remained in such bank accounts.
Security
Security for the City of Dreams Project Facility and related hedging agreements and the SBGF Agreement include, among others:
•	a first priority mortgage over all land and all present and future buildings on and fixtures to such land, and an assignment of land use rights under land concession agreements or equivalent held by the relevant entities in the Borrowing Group;
•	charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions;

•	assignment of the Borrowing Group’s rights under certain insurance policies and other contracts;
•	first priority security over the Borrowing Group’s chattels, receivables and other assets which are not subject to any security under any other security documentation;
•	subordination and assignment of shareholder and other intra-group loans;
•	pledges over certain intellectual property used by the group and pledge over equipment and tools used in the gaming business by Melco Crown Gaming; and
•	first priority charges over the issued share capital of the Borrowing Group.
Covenants
The Borrowing Group must comply with certain negative and affirmative covenants. These covenants include, among others, that, without obtaining consent from the Majority Lenders (as defined in the City of Dreams Project Facility) or, in certain circumstances, the facility agent, they may not:
•	create or permit to subsist further charge or any form of encumbrance over its assets, property or revenues except as permitted under the City of Dreams Project Facility;
•	sell, transfer or dispose of any of its assets unless (subject to certain exceptions) such sale is conducted on an arm’s length basis at a fair market value permitted in accordance with the terms of the City of Dreams Project Facility and the proceeds from the sale shall be credited to the relevant accounts over which the lenders have a first priority charge on;
•	make any payment of fees under any agreement with Melco or Crown (or their affiliates) other than fees approved by the Majority Lenders or, after a certain date, in accordance with the waterfall, or enter into agreements with Melco or Crown (or their affiliates) except in certain limited circumstances;
•	make any loan or incur or guarantee indebtedness except for certain identified indebtedness and guarantees permitted (which include the Senior Note Guarantees provided by the Senior Note Subsidiary Group Guarantors);
•	subject to certain exceptions, enter into or vary contracts (excluding the Intercompany Note or the Senior Note Guarantees);
•	create any subsidiaries except as permitted under the City of Dreams Project Facility, such as those necessary for completion and operation of City of Dreams; or
•	make investments other than within agreed upon limitations.
In addition, the Borrowing Group is required to comply with certain financial ratios and financial covenants each quarter, such as the:
•	Consolidated Leverage Ratio, as defined in the City of Dreams Project Facility, which cannot exceed 4.50 to 1 for the reporting periods ending December 31, 2010, March 31, 2011 and June 30, 2011, cannot exceed 4.00 to 1 for the reporting periods ending September 30, 2011, December 31, 2011 and March 31, 2012, and cannot exceed 3.75 to 1 for the reporting periods ending June 30, 2012 onwards;

•	Consolidated Interest Cover Ratio, as defined in the City of Dreams Project Facility, which must be greater than or equal to 2.50 to 1 for the reporting periods ending December 31, 2010 and March 31, 2011, and must be greater than or equal to 3.00 to 1 for the reporting periods ending June 30, 2011 onwards; and
•	Consolidated Cash Cover Ratio, as defined in the City of Dreams Project Facility, which must be greater than or equal to 1.05 to 1 for the reporting periods ending December 31, 2010 onwards.
Events of Default
The City of Dreams Project Facility contains customary events of default including: (1) the failure to make any payment when due; (2) the breach of financial covenants; (3) a cross-default triggered by any other event of default in the facility agreements or other documents forming the indebtedness of the borrowers and/or guarantors; (4) the breach of the credit facility documents, gaming subconcession, land concessions, lease agreements for the provision of gaming services or hotel management agreements, intellectual property licenses and other material contracts; (5) insolvency or bankruptcy events; (6) misrepresentations on the part of the borrowers and guarantors in statements made in the loan documents delivered to the lenders; and (7) various change of control events involving us.
Senior Notes
On May 17, 2010, MCE Finance Limited issued US$600,000,000 aggregate principal amount of 10.25% senior notes due 2018 and listed the Initial Notes on the Official List of the Singapore Exchange Securities Trading Limited, or the SGX-ST. The issue price for the Initial Notes was 98.671% of the principal amount. The Senior Notes are (1) general obligations of MCE Finance, (2) pari passu in right of payment to all existing and future senior indebtedness of MCE Finance, (3) senior in right of payment to any existing and future subordinated Indebtedness (as defined in the indenture) of MCE Finance, (4) effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and (5) unconditionally guaranteed by the guarantors.
The Senior Notes bear interest at a rate of 10.25% per annum, payable semi-annually in arrears on May 15 and November 15 of each year, and will mature on May 15, 2018. On May 26, 2010, we applied US$444.1 million of the net proceeds from the sale of the Initial Notes to reduce our indebtedness under our City of Dreams Project Facility. On December 6, 2010, we further reduced our indebtedness under the City of Dreams Project Facility by an additional US$107.3 million, of which US$35.7 million was paid from a City of Dreams Project Facility debt service accrual account funded with the balance of the net proceeds from the sale of the Initial Notes. Following such repayment, approximately US$97.5 million remained in such debt service accrual account as of December 31, 2010.
Senior Note Guarantees
MCE, our subsidiary, MPEL International, and the Senior Note Subsidiary Group Guarantors, jointly and severally guarantee the due and punctual payment of the principal of, premium, if any, and interest on, and all other amounts payable under the Senior Notes and the indenture.
The guarantees provided by MCE and MPEL International are (1) general obligations of MCE and MPEL International, (2) pari passu in right of payment with all existing and future senior indebtedness of MCE and MPEL International and (3) senior in right of payment to any existing and future subordinated indebtedness of MCE and MPEL International.
The guarantees provided by the Senior Note Subsidiary Group Guarantors are (1) a general obligation of each such Senior Note Subsidiary Group Guarantor, (2) subordinated in right of payment to indebtedness of such Senior Note Subsidiary Group Guarantors under the City of Dreams Project Facility and the SBGF Agreement and (3) senior in right of payment to any existing and future subordinated indebtedness of such Senior Note Subsidiary Group Guarantors.

Security
On May 17, 2010, MCE Finance on-lent to MPEL Investments under an intercompany note, or the Intercompany Note, an aggregate amount necessary to reduce our indebtedness under the City of Dreams Project Facility. The face value of the Intercompany Note is US$600,000,000 and interest accrues on the Intercompany Note at a rate at least equal to the interest rate payable on the Senior Notes, subject to certain adjustments. The Intercompany Note is repayable at the same time as the repayment in full or in part of amounts due under the Senior Notes. The Senior Notes and the guarantees provided by MCE, MPEL International and the Senior Note Subsidiary Group Guarantors are secured by a first priority pledge of the Intercompany Note.
Covenants
The Senior Notes, the indenture and the guarantees include (subject to certain exceptions) certain limitations on the ability of MCE Finance and its restricted subsidiaries to, among other things:
•	incur or guarantee additional indebtedness;
•	make specified restricted payments, including dividends;
•	issue or sell capital stock;
•	sell assets;
•	create liens;
•	enter into agreements that restrict the ability of the restricted subsidiaries to pay dividends, transfer assets or make intercompany loans;
•	enter into transactions with shareholders or affiliates; and
•	effect a consolidation or merger.
Optional Redemption of the Senior Notes
Prior to May 15, 2014, MCE Finance at its option may redeem the Senior Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Senior Notes plus the applicable “make-whole” premium, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.
At any time after May 15, 2014, MCE Finance at its option may redeem the Senior Notes, in whole or in part, at the redemption prices set forth below plus accrued and unpaid interest, additional amount and liquidated damages, if any, to the redemption date.

Year	Percentage
2014	105.125%
2015	102.563%
2016 and thereafter	100.000%
At any time prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes, with the net cash proceeds of one or more equity offerings at a redemption price of 110.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Repurchase of Senior Notes upon a Change of Control
Upon the occurrence of a Change in Control (as defined in the indenture), MCE Finance will make an offer to repurchase all outstanding Senior Notes at a purchase price equal to 101% of their principal amount plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the repurchase date.
Redemption for Taxation Reasons
Subject to certain exceptions, MCE Finance may redeem the Senior Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or a guarantor would become obliged to pay certain additional amounts as a result of certain changes in specified tax laws or certain other circumstances.
Gaming Redemption
The indenture grants MCE Finance the power to redeem the Senior Notes if the gaming authority of any jurisdiction in which our company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or the beneficial owner of Senior Notes be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or become licensed or qualified within the required time period or is found unsuitable.
Registration Rights Agreement
In connection with the private placement of the Initial Notes, MCE Finance and MCE, MPEL International and the Senior Note Subsidiary Group Guarantors (or collectively, the Senior Note Guarantors) entered into a registration rights agreement with the initial purchasers, in which MCE Finance and the Senior Note Guarantors agreed, among other things, to conduct an offer to exchange up to all of the outstanding Initial Notes for up to US$600,000,000 10.25% senior notes due 2018 that have been registered under the Securities Act, or the Exchange Notes. The exchange offer commenced on November 17, 2010 and expired on December 21, 2010. Tenders with respect to 99.96% of the Initial Notes were received prior to the expiration of the exchange offer. MCE Finance completed the exchange offer, issued the Exchange Notes and listed the Exchange Notes on the SGX-ST on December 27, 2010.
Other Financing
We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.
Sources and Uses
We have been able to meet our working capital needs, and we believe that we will be able to meet our working capital needs in the foreseeable future, with our operating cash flow, existing cash balances, possible additional financings and availability under our City of Dreams Project Facility.
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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown trademark in Macau. Our hotel management agreements for the use of the Grand Hyatt and Hyatt Regency trademarks on a non-exclusive and non-transferable basis were terminated in August 2008 and replaced by a management agreement for the use of the Grand Hyatt trademarks to reflect the branding of the twin-tower hotels under the “Grand Hyatt” brand. In January 2007, we entered into a casino trademark license agreement and a hotel trademark license agreement (which was subsequently novated and amended by a Novation Agreement on August 20, 2008) with Hard Rock Holdings Limited, or Hard Rock, to use the Hard Rock brand in Macau at the City of Dreams. Pursuant to the agreements, we have the exclusive right to use the Hard Rock brand for the hotel and casino facility at City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. In addition, we have registered the trademarks “Mocha Club” and “City of Dreams” in Macau. We have registered in Macau certain trademarks and are currently in the process of applying for the registration of certain other trademarks and service marks to be used in connection with the operations of our hotel casino projects in Macau.
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
E. OFF-BALANCE SHEET ARRANGEMENTS
Except as disclosed in Note 18(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.
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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2010.

	Payments due by period
	Less than	1-3	3-5	More than
	1 year	years	years	5 years	Total
	(in millions of US$)
Contractual obligations
Long-term debt obligations:
Loans from shareholders (1)	$—	$115.6	$—	$—	$115.6
Other long-term debt (2)	203.0	583.9	344.9	600.0	1,731.8
Fixed interest payments	61.5	123.0	123.0	145.9	453.4
Variable interest payments(3)	39.5	37.3	4.9	—	81.7
Operating lease obligations:
Leases for office space, VIP lounge, recruitment and training center, staff quarter and Mocha Clubs locations	10.8	12.7	6.4	7.1	37.0
Other contractual commitments:
Government land use fees payable for Altira Macau land (4)	0.2	0.3	0.3	2.6	3.4
Government land use fees payable for City of Dreams land (4)	1.2	2.4	2.4	20.8	26.8
Interest on land premium for City of Dreams land (5)	1.8	1.2	—	—	3.0
Construction, plant and equipment acquisition commitments (6)	2.8	—	—	—	2.8
Buses and limousines services commitments	2.4	—	—	—	2.4
Premium on gaming subconcession (7)	9.4	18.7	18.7	60.6	107.4
Trademark and memorabilia license fee commitments	0.9	1.8	1.8	3.1	7.6
Consultancy and other services commitments	4.5	3.6	0.6	—	8.7
Entertainment show operations commitments	7.7	21.1	—	—	28.8

Total contractual obligations	$345.7	$921.6	$503.0	$840.1	$2,610.4

(1)	Excludes the working capital loans provided by Melco and Crown, which had an outstanding balance of US$36,000 as of December 31, 2010. As of December 31, 2010, the balance of the outstanding term loans from Melco and Crown, amounting to approximately US$115.6 million was repayable in May 2012. The term loans from Melco and Crown as of December 31, 2010 both are bearing interest at 3-months HIBOR per annum.

(2)	Other long-term debt represents US$1.75 billion under the City of Dreams Project Facility and US$600 million Senior Notes. The City of Dreams Project Facility consists of a US$1.5 billion term loan facility and a US$250 million revolving credit facility. The term loan facility matures in September 2014 and is subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing in December 2010. The revolving credit facility matures in September 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the term loan facility and has no interim amortization payment. In addition to the Scheduled Amortization Payments, we are also subject to quarterly mandatory prepayments in respect of the following amounts within certain of subsidiaries of Melco Crown Gaming (together with Melco Crown Gaming collectively referred to as the “Borrowing Group”) including but not limited to: (i) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group; (ii) the net proceeds of any asset sales; (iii) net termination proceeds paid under the Melco Crown Gaming’s subconcession and certain contracts or agreements; (iv) certain net proceeds or liquidated damages paid; (v) insurance proceeds net of expenses to obtain such proceeds; and (vi) excess cash as defined under a leverage test.

In May 2010, MCE Finance issued the Senior Notes, which are listed on the Official List of the Singapore Exchange Securities Trading Limited. Additionally, in May 2010, Melco Crown Gaming entered into an amendment agreement to the City of Dreams Project Facility (the “Amendment Agreement”). The Amendment Agreement, among other things, (i) amends the date of the first covenant test date to December 31, 2010; (ii) provides additional flexibility to the financial covenants; (iii) removes the obligation but retains the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricts the use of the net proceeds received from the issuance of the Senior Notes to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepaying the term loan facility in an amount of US$293.7 million and the revolving credit facility in an amount of US$150.4 million, with the remaining net proceeds in an amount of US$133.0 million deposited in a bank account that is restricted for use to pay future Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the revolving credit facility of US$100 million.

(3)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and Hong Kong Inter-Bank offered Rate, London Inter-Bank Offered Rate (at December 31, 2010) plus the applicable interest rate spread in accordance with the respective debt agreements.

(4)	Annual government land use fees payable is approximately MOP 1.4 million (US$171,000) and is adjusted every five years as agreed between the Macau government and Altira Developments Limited in accordance with the applicable market rates from time to time.

(5)	In February 2008, Melco Crown (COD) Developments Limited and Melco Crown Gaming accepted in principle an offer from the Macau government to acquire the Cotai Land in Macau, where the City of Dreams site located and required us to pay a land premium of approximately MOP 842.1 million (US$105.1 million). We paid MOP 300.0 million (US$37.4 million) of the land premium upon our acceptance of the final terms on February 11, 2008. On August 13, 2008 the Macau government formally granted the land concession to Melco Crown (COD) Developments Limited of which approximately MOP 526.1 million (US$65.7 million) has been paid as of December 31, 2010 and the remaining amount of approximately MOP 316.0 million (US$39.4 million), accrued with 5% interest per annum, will be paid in five biannual installments. In November 2009, Melco Crown (COD) Developments Limited and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government for the increased developable gross floor area for City of Dreams and recognized additional land premium of approximately MOP 257.4 million (US$32.1 million) payable to the Macau government. In March 2010, Melco Crown (COD) Developments Limited and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional land premium to the Macau government. The land grant amendment process was completed on September 15, 2010. The total outstanding balances of the land use right have been included in accrued expenses and other current liabilities and land use right payable as of December 31, 2010. We have also provided a guarantee deposit of approximately MOP 3.4 million (US$424,000), upon signing of the government lease in February 2008. According to the terms of the revised offer from the Macau government, payment in the form of government land use fees in an aggregate amount of approximately MOP 9.5 million (US$1.2 million) per annum is payable to Macau government and such amount may be adjusted every five years as agreed between the Macau government and Melco Crown (COD) Developments Limited in accordance with the market rates from time to time.

(6)	The amount as of December 31, 2010 mainly represents construction contracts for the construction and plant and equipment acquisitions of City of Dreams of approximately US$2.2 million. The balance includes the remaining payment obligations for Altira Macau, Mocha Clubs and Corporate.

(7)	The amount represents fixed annual premium of MOP 30.0 million (US$3.7 million) and minimum variable premium of MOP 45.0 million (US$5.6 million) per year based on number of gaming table and slot machine.
G. SAFE HARBOR
See “Special Note Regarding Forward-Looking Statements”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence (Yau Lung) Ho	34	Co-Chairman and Chief Executive Officer
James D. Packer	43	Co-Chairman
John Wang	50	Director
Clarence Chung	48	Director
Todd Nisbet	43	Director
Rowen B. Craigie	55	Director
James A. C. MacKenzie	57	Independent Director
Thomas Jefferson Wu	38	Independent Director
Alec Tsui	61	Independent Director
Robert Mactier	46	Independent Director
Geoffrey Davis	42	Chief Financial Officer
Stephanie Cheung	48	Executive Vice President and Chief Legal Officer
Nigel Dean	57	Executive Vice President and Chief Internal Audit Officer
Akiko Takahashi	57	Executive Vice President and Chief Human Resources/Corporate Social Responsibility Officer
Ted (Ying Tat) Chan	39	Co-Chief Operating Officer, Gaming
Nicholas Naples	52	Co-Chief Operating Officer, Operations
Constance (Ching Hui) Hsu	37	President of Mocha Clubs
Directors
Mr. Lawrence (Yau Lung) Ho has served as our co-chairman and chief executive officer since December 2004. Since November 2001, Mr. Ho has also served as the group managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho serves on numerous boards and committees in Hong Kong, Macau and mainland China. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, the Institutional Investor, a leading research and publishing organization, honored him as the “Best CEO” in the Conglomerates category in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006”, organized by the Junior Chamber International HK. In 2009, Mr. Ho was selected by FinanceAsia as one of the “Best CEO” in Hong Kong, “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Center, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards in 2009. Mr. Ho worked at Jardine Fleming from September 1999 to October 2000 and iAsia Technology Limited (the predecessor of Value Convergence Holdings Limited) from October 2000 to November 2001. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland for his contribution to business, education and the community in Hong Kong, Macau and China.
Mr. James D. Packer has served as our co-chairman since March 2005. Mr. Packer is the Executive Chairman of Crown, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also Executive Chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in May 1992, and Executive Deputy Chairman of Consolidated Media Holdings Limited, having been appointed in April 1992. Mr. Packer is a director of Crown Melbourne Limited, having been appointed on July 22, 1999, Ellerston Capital Limited, having been appointed on August 6, 2004, and Burswood Limited, having been appointed in September 2004. Mr. Packer is also a director of Ten Network Holdings Limited, having been appointed in December 2010.

Mr. John Peter Ben Wang has served as our director since November 2006. Mr. Wang has served as a non-executive director of Oriental Ginza Holdings Limited since August 2009 and MelcoLot Limited since November 2009, companies listed on the Stock Exchange of Hong Kong. He was the chief financial officer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in Accounting.
Mr. Clarence (Yuk Man) Chung has served as our director since November 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Before joining Melco, he was the chief financial officer at Megavillage Group from September 2000 to November 2003, an investment banker at Lazard managing an Asian buy-out fund from June 1998 to September 2000, a vice-president at Pacific Century Group from July 1994 to February 1998, and a qualified accountant with Arthur Andersen from June 1991 to June 1992. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc. (formerly known as Elixir Gaming Technologies, Inc.), a company listed on the New York Stock Exchange (NYSE-Amex), since August 2008 and October 2008, respectively. Mr. Chung holds a masters degree in business administration from the Kellogg School of Management at Northwestern University and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.
Mr. Todd Nisbet has served as our director since October 14, 2009. Mr. Nisbet joined the Crown Limited team in October of 2007. In his role as Executive Vice President—Strategy and Development, Mr. Nisbet is responsible for all international project development and construction operations of Crown Limited. From August 2000 through July 2007, Mr. Nisbet held the position of Executive Vice President—Project Director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited, or Wynn. Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the Vice President of Operations for Marnell Corrao Associates. During his 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet holds a Bachelor of Science degree in Finance from the University of Nevada, Las Vegas.
Mr. Rowen B. Craigie has served as our director since March 2005. Mr. Craigie is the Chief Executive Officer and Managing Director of Crown, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, having been appointed in January 2001, and Burswood Limited, having been appointed in September 2004. Mr. Craigie previously served from 2007 to 2008 as the Chief Executive Officer of PBL Gaming and from 2002 to 2007 as the Chief Executive Officer of Crown Melbourne Limited. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the Executive General Manager of its Gaming Machines department in 1996, and was promoted to Chief Operating Officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the Group General Manager for Gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He holds a Bachelor of Economics (Honors) degree from Monash University, Melbourne, Australia.

Mr. James A. C. MacKenzie has served as our director since April 2008. Mr. MacKenzie has also served as chairman of Mirvac Group since 2005, Pacific Brands Ltd. since 2008, and Gloucester Coal Limited since 2009. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2003 Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He holds a Bachelor of Business (Accounting and Quantitative Methods) degree from the Swinburne University of Technology and has completed the Advanced Management Program at the University of Oxford and the Making Corporate Boards More Effective Course at the Harvard Business School. He is a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors. He is the chairman of our audit committee.
Mr. Thomas Jefferson Wu has served as our independent director since our Nasdaq listing in December 2006. Mr. Wu has been the managing director of Hopewell Holdings Limited, a Hong Kong Stock Exchange-listed business conglomerate, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003. He has been a member of the Huadu District Committee of The Chinese People’s Political Consultative Conference and a member of its Standing Committee since March 2004, a member of the Advisory Committee of the Hong Kong Securities and Futures Commission since June 2007, a member of the 11th National Committee of the All-China Youth Federation since August 2010, a member of the Hongkong Japan Business Co-operation Committee of the Hong Kong Trade Development Council since January 2010, a member of the Hong Kong SAR Government Steering Committee on the Promotion of Electric Vehicles since April 2009, a council member of The Hong Kong Polytechnic University since April 2009, a member of the Court of The Hong Kong University of Science and Technology since July 2009, and a member of the board of directors of The Community Chest of Hong Kong since June 2008 and The Hong Kong Sports Institute Limited since April 2009. He has also acted as the honorary consultant of the Institute of Accountants Exchange since May 2006, the honorary president of the Association of Property Agents and Realty Developers of Macau since June 2005, the vice chairman of the Chinese Ice Hockey Association since July 2008 and was the vice chairman of The Chamber of Hong Kong Listed Companies from October 2003 to August 2010. He holds an MBA from Stanford University and a Bachelor’s degree in mechanical and aerospace engineering from Princeton University. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.
Mr. Alec Tsui has served as our independent director since our Nasdaq listing in December 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the Hong Kong Stock Exchange in 1994 as an executive director of the finance and operations services division and was its chief executive from 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to July 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was an advisor and a council member of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui has been the Chairman of WAG Worldsec Corporate Finance Limited since 2002 and an independent non-executive director of a number of listed companies in Hong Kong and Nasdaq, including Industrial and Commercial Bank of China (Asia) Limited since August 2000, China Chengtong Development Group Limited, a property development and investment company, since 2003, COSCO International Holdings Limited, a conglomerate engaging in various businesses including ship trading, property development and investment, since 2004, China Power International Development Limited since 2004, China Blue Chemical Limited, a fertilizer manufacturer, since 2003, Pacific Online Ltd. since 2007, ATA Inc., an online educational testing provider, since 2009 and China Oilfield Services Limited, an oilfield services provider, since 2009. Mr. Tsui graduated from the University of Tennessee with a Bachelor of Science degree and a Master of Engineering degree in industrial engineering. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. Robert W. Mactier has served as our independent director since our Nasdaq listing in December 2006. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent, non-executive Chairman in July 2008. He has been a director of Aurora Community Television Limited since 2005. Since 1990 Mr. Mactier has held a variety of roles across the Australian investment banking and securities markets. He has been a consultant to UBS Investment Bank in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with Ord Minnett Securities Limited from May 1990 to October 1994 and E.L.& C. Baillieu Limited from November 1994 to February 1997. During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sector and across the private equity sector. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He holds a Bachelor’s degree in economics from the University of Sydney, Australia and is a Member of the Australian Institute of Company Directors. Mr. Mactier is a member of our compensation committee and nominating and corporate governance committee.
Executive Officers
Mr. Geoffrey Davis is our chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our company. Prior to joining us, Mr. Davis was the senior gaming analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2001, he was vice president — finance for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis is a CFA charterholder and holds a BA in Economics from Brown University.
Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title general counsel from November 2006, when she joined our company. She also acts as the secretary to our board of directors since she joined our company. Prior to joining us, Ms. Cheung was Of Counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung holds a Bachelor of Arts degree from the University of Toronto, Ontario, Canada, a Bachelor of Laws degree from Osgoode Hall Law School, Ontario, Canada, and an MBA (finance) from York University, Ontario, Canada.
Mr. Nigel Dean is our executive vice president and chief internal audit officer and he was appointed to his current role in December 2008. Prior to that, he held the title director of internal audit from December 2006, when he joined our company. Prior to joining us, Mr. Dean was general manager-corporate governance at Coles Myer Ltd from 2003 to 2006, where he was responsible for the implementation of the Sarbanes-Oxley Act of 2002 and other corporate governance compliance programs. Other positions held at Coles Myer included the head of group internal audit from 1995 to 2001 and head of internal audit of the Supermarkets Division from 1990 to 1995. Previous experience in external and internal audit included positions with Peat Marwick Mitchell & Co (now KPMG) from 1973 to 1975, Australian Federal Government Auditor-General’s Office from 1975 to 1976, Ford Asia-Pacific from 1976 to 1982, CRA (now RioTinto) from 1982 to 1986, and Elders IXL Group from 1986 to 1990. Mr. Dean is a Fellow of the Australian Institute of CPA’s and a Certified Internal Auditor. He holds a Bachelor of Laws degree from Deakin University, a Diploma of Business Studies (accounting) from Swinburne College and an MBA from Monash University.

Ms. Akiko Takahashi is our executive vice president and chief officer, human resources/corporate social responsibility and she was appointed to her current role in 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our company. Prior to joining us, Ms. Takahashi worked as a human resources consultant in her own consultancy company from 2003 to 2006, where her last assignment was to lead the human resources integration for the largest international hotel joint venture in Japan. She was the global group director, human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was senior vice president, human resources and SVC Quality for Bank of America, Hawaii, FSB. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.
Mr. Ted (Ying Tat) Chan is our co-chief operating officer, gaming, overseeing gaming activities across the entire organization, and he was appointed to his current role in September 2010. Prior to that, he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, Mr. Chan was the chief executive officer of Amax Entertainment Holdings Limited from December 2007 until November 2008. Before joining Amax, Mr. Chan worked with our chief executive officer on special projects from September 2007 to November 2007 and was the general manager of Mocha Clubs from 2004 to 2007. From June 2002 to November 2006, Mr. Chan was the assistant to Mr. Lawrence Ho at Melco, and he was involved in the overall strategic development and management of our company. Mr. Chan served as a director of development at First Shanghai Financial Holding Limited from 1998 to May 2002, specializing in internet trading solutions and China business development. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong and with a master’s degree in financial management from the University of London, the United Kingdom.
Mr. Nicholas Naples is our co-chief operating officer, operations, responsible for the operating activities of all our leisure and hospitality businesses, including our marketing and brand strategies, across the entire organization, and he was appointed to his current role in July 2010. With 25 years of experience in the hospitality industry, Mr. Naples has held executive leadership positions with several luxury hotel and casino companies, including Harrah’s Entertainment from 1998 to 2004, Four Seasons from 1992 to 1998, and Ritz-Carlton from 1987 to 1992. Mr. Naples also has extensive experience in Asia. Prior to joining us, Mr. Naples was the Consulting Executive Vice President at Sands China from 2009 to 2010, and was previously the Chief Operating Officer at Macau Studio City from 2006 to 2009. He holds degrees in economics, business and a master’s of management from Cornell University Graduate School of Hotel Administration.
Ms. Constance (Ching Hui) Hsu is our president of Mocha Clubs, and she was appointed to her current role in December 2008. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha’s former financial controller from September 2003 to September 2006 and its chief administrative officer from October 2006 to November 2008, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her Bachelor of Arts degree in business administration with major in accounting in the United States and an MBA (with concentration on financial services) from University of Science and Technology in Hong Kong. Ms. Hsu is qualified as a Certified Public Accountant in the State of Washington, United States; a member of the American Institute of Certified Public Accountants; and an associate member of Hong Kong Institute of Certified Public Accountants.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
In addition to the equity awards granted as described below, we paid aggregate remuneration of approximately US$11.26 million to all the directors and senior executive officers of our company as a group in relation to the year ended December 31, 2010.
We offer our management employees, including senior executive officers, the ability to participate in our company’s discretionary annual bonus plan. As part of this plan, employees may receive compensation in addition to their base salary upon satisfactory achievement of certain financial, strategic and individual objectives. Directors are excluded from this plan. The discretionary annual bonus plan is administered at the sole discretion of our company and our compensation committee.
Pursuant to our 2006 Share Incentive Plan (See “—E. Share Ownership—2006 Share Incentive Plan”), we may grant either restricted shares or options to purchase our ordinary shares. In 2010, we issued options to acquire 1,033,944 of our ordinary shares pursuant to our 2006 Share Incentive Plan to the directors and senior executive officers of our company with exercise prices of US$1.2767 per share (US$3.83 per ADS) and 516,972 restricted shares with grant date fair value ranging from US$0.7717 to US$0.9429 per share (US$2.3150 to US$2.8286 per ADS). The options expire ten years after the date of grant. In 2010, options to acquire 1,381,440 of our ordinary shares and 178,665 restricted shares held by the directors and senior executive officers were forfeited.
C. BOARD PRACTICES
Composition of Board of Directors
Our board of directors consists of ten directors, including three directors nominated by each of Melco and Crown and four independent directors. Nasdaq Marketplace Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Marketplace Rule 5615(c)(3). However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to have a majority of independent directors serving on our board of directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors.
Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. An individual shareholder or we, as the company have (as applicable) the right to seek damages if a duty owed by our directors is breached.
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
Audit Committee
Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and James MacKenzie, and is chaired by Mr. MacKenzie. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. We believe that Mr. MacKenzie qualifies as an “audit committee financial expert”. The charter of the audit committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions, with the last amendment on November 25, 2009 to provide the audit committee members with clearer guidance to enable them to carry out their functions with regards to oversight of the independent auditors and internal audit. The purpose of the committee is to assist our board in overseeing and monitoring:
•	the integrity of the financial statements of our company;
•	the qualifications and independence of our independent auditors;
•	the performance of our independent auditors;
•	the integrity of our systems of internal accounting and financial controls;
•	legal and regulatory issues relating to the financial statements of our company, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;
•	the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee, which we expect to set up and will comprise certain members of our senior management; and
•	the integrity and effectiveness of our internal audit function and risk management policies, procedures and practices.
The duties of the audit committee include:
•	considering a tendering process for the appointment of the independent auditor every five years, selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;
•	at least annually, obtaining a written report from our independent auditor describing matters relating to its independence, undertaking a performance evaluation of the independent auditor on an annual basis and reporting the results of such evaluation to the Chief Executive Officer;
•	discussing with our independent auditor, among other things, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	approving related-party transactions, amounting to more than US$256,000 per transaction or series of transactions, or of an unusual or non standard nature which are brought to its attention;
•	Establishing and overseeing procedures for the handling of complaints and whistle blowing;
•	deciding whether any material information regarding the quality or integrity of our company’s financial statements, which is brought to its attention by our disclosure committee, should be disclosed;
•	approving the internal audit charter and annual audit plans;
•	assessing and approving any policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, and making recommendations with respect to our risk management process;
•	together with our board, evaluating the performance of the audit committee;
•	assessing the adequacy of its charter; and
•	cooperating with the other board committees in any areas of overlapping responsibilities.
Compensation Committee
Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Wu. All of them satisfy the “independence” requirements of the Nasdaq corporate governance rules. The charter of the compensation committee was adopted by our board on November 28, 2006. It was amended and restated on several occasions with the latest amendment on November 24, 2010 to update the titles of the executive officers.
The purpose of the compensation committee is to discharge the responsibilities of the board relating to compensation of our executives, including by designing (in consultation with management and our board), recommending to our board for approval, and evaluating the executive and director compensation plans, policies and programs of our company.
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
The purpose of the nominating and corporate governance committee is to assist our board in discharging its responsibilities regarding:
•	the identification of qualified candidates to become members and chairs of the board committees and to fill any such vacancies;
•	oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of the Macau SAR (including the relevant laws related to the gaming industry), of the Cayman Islands, of the SEC and of the Nasdaq;
•	the development and recommendation to our board of a set of corporate governance principles applicable to our company; and
•	the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.
•	The duties of the committee include:
•	identifying and recommending to the board nominees for election or re-election to the board committees, or for appointment to fill any such vacancy;
•	developing a set of corporate governance principles and reviewing such principles at least annually;
•	deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee, should be disclosed;
•	together with the board, evaluating the performance of the committee;
•	assessing the adequacy of its charter; and
•	cooperating with the other board committees in any areas of overlapping responsibilities.
Interested Transactions
A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.
Remuneration and Borrowing
The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

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
D. EMPLOYEES
Employees
We had 10,166, 9,631 and 4,803 employees as of December 31, 2010, 2009 and 2008, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2010, 2009 and 2008.

	December 31,
	2010		2009		2008
	Number of	Percentage	Number of	Percentage	Number of	Percentage
	Employees	of Total	Employees	of Total	Employees	of Total
Mocha	777	7.6%	757	7.8%	615	12.8%
Altira Macau	2,609	25.7	2,753	28.6	3,540	73.7
City of Dreams	6,194	60.9	5,718	59.4	317	6.6
Corporate and centralized services	586	5.8	403	4.2	331	6.9

Total	10,166	100%	9,631	100%	4,803	100%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. We believe that our relationship with our employees is good.
We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include unique in-house learning academy, an on-site high school diploma program, scholarship awards, as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.
E. SHARE OWNERSHIP
Except as disclosed in Item 7 below, each director and member of senior management individually owns less than 1% of our outstanding ordinary shares.
2006 Share Incentive Plan
We have adopted a share incentive plan, or 2006 Plan, to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of our business. Under the 2006 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over ten years. Our Board has recently approved the removal of the maximum award amount of 50,000,000 shares over the first five years. The removal of such maximum limit for the first five years was approved by our shareholders at our general meeting held in May 2009. As of March 22, 2011, 63,724,191 out of 100,000,000 shares remain available for the grant of stock options or restricted shares.
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

The term of each award shall be stated in the award agreement. The term of an award shall not exceed ten years from the date of the grant.
Vesting Schedule. In general, the plan administrator determines, or the award agreement will specify, the vesting schedule.
A summary of the awards pursuant to the 2006 Plan as of December 31, 2010, is presented below:

	Exercise	Number of
	Price/Grant Date	Unvested Share
	Fair Value per	Options/ Restricted
	ADS	Shares	Vesting Period
Share Options
2007 Long Term Incentive Plan	$14.15 – $15.19	98,175	4 to 5 years
2008 Long Term Incentive Plan	$12.04 – $14.08	176,305	4 years
2008 Retention Program	$3.04	4,825,491	3 years
2009 Cancel and Re-issue Program	$4.28	2,023,155	4 years
2009 Long Term Incentive Plan	$3.04 – $3.26	3,387,351	4 years
2010 Long Term Incentive Plan	$3.75 – $3.98	1,992,705	3 to 4 years

		12,503,182

Restricted Shares
2008 Long Term Incentive Plan	$3.99 – $12.04	162,734	3 to 4 years
2008 Retention Program	$3.04	804,390	3 years
2009 Long Term Incentive Plan	$3.26	621,171	4 years
2010 Long Term Incentive Plan	$3.75 – $4.66	1,060,764	3 to 4 years

		2,649,059

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares (exclusive of any ordinary shares represented by ADSs held by the SPV) as of March 17, 2011 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially
	owned (1)
Name	Number	%
Melco Leisure and Entertainment Group Limited (2)(3)	536,116,538	33.36
Crown Asia Investments Pty. Ltd. (4)	536,116,538	33.36

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “—Melco Crown Joint Venture”. However, Melco and Crown each disclaim beneficial ownership of the shares of our company owned by the other.

(2)	Melco Leisure and Entertainment Group Limited is incorporated in the British Virgin Islands and is a wholly owned subsidiary of Melco. The address of Melco and Melco Leisure and Entertainment Group Limited is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the Hong Kong Stock Exchange.

(3)	Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer and the Chairman, Chief Executive Officer and Executive Director of Melco, personally holds 8,087,112 ordinary shares of Melco, representing approximately 0.66% of Melco’s ordinary shares outstanding as of February 15, 2011. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd. and 7,294,000 shares of Melco are held by The L3G Capital Trust, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Therefore, we believe that Mr. Ho beneficially owns an aggregate of 419,422,742 ordinary shares of Melco, representing approximately 34.08% of Melco’s ordinary shares outstanding as of February 15, 2011. The foregoing amount does not include 298,982,188 shares which may be issued by Melco to Great Respect Limited as a result of any future exercise in full of conversion rights by Great Respect Limited, a company controlled by a discretionary trust the beneficiaries of which include Mr. Ho and his immediate family members, under the amended convertible loan notes held by Great Respect Limited.

(4)	Crown Asia Investments Pty. Ltd., formerly PBL Asia Investments Limited, was incorporated in the Cayman Islands but is now a registered Australian company and is 100% indirectly owned by Crown. The address of Crown and Crown Asia Investments Pty. Ltd. is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange. As of February 24, 2011, Crown was approximately 43.0% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.
As of December 31, 2010 a total of 1,605,658,111 ordinary shares were outstanding, of which 538,152,834 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs quoted initially on the Nasdaq Global Market and since January 2009 on the Nasdaq Global Select Market have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary. In October 2007, we appointed BOCI Securities Limited to assist us in the administration of our long term incentive plan.
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

B. RELATED PARTY TRANSACTIONS
During the years ended December 31, 2010, 2009 and 2008, we entered into the following material related party transactions:

	Year Ended December 31,
	2010	2009	2008
	(in thousands of US$)
Amounts paid/payable to affiliated companies
Advertising and promotional expenses	$75	$211	$597
Consultancy fee capitalized in construction in progress	—	1,312	246
Consultancy fee recognized as expense	868	1,301	1,168
Management fees	17	45	1,698
Network support fee	—	28	52
Office rental	2,271	2,354	1,466
Operating and office supplies	181	257	255
Property and equipment	1,287	59,482	16,327
Repairs and maintenance	236	87	655
Service fee expense	500	748	781
Traveling expense capitalized in construction in progress	3	65	66
Traveling expense recognized as expense	3,542	2,809	1,387

Amounts received/receivable from affiliated companies
Other service fee income	268	896	276
Rooms and food and beverage income	80	23	100
Sales proceeds for disposal of property and equipment	—	—	2,788

Amounts paid/payable to shareholders
Interest charges capitalized in construction in progress	—	963	3,367
Interest charges recognized as expense	242	215	—

Amounts received/receivable from a shareholder
Other service fee income	23	—	—
Rooms and food and beverage income	39	—	—
Details of those material related party transactions provided in the table above are as follows:
(a) Amounts Due From Affiliated Companies
Melco’s subsidiary and its associated companies — We reimbursed Melco’s subsidiary for service fees incurred on our behalf for rental, office administration, travel and security coverage for the operation of the office of our Chief Executive Officer during the years ended December 31, 2010, 2009 and 2008. Melco’s subsidiary provided services to us which included management of general and administrative matters and consultancy during the years ended December 31, 2010, 2009 and 2008, and advertising and promotion, system maintenance and administration support and repairs and maintenance during the year ended December 31, 2008. Other service fee income was received from Melco’s subsidiary during the years ended December 31, 2010 and 2009 and Melco’s subsidiary purchased rooms and food and beverage services from us during the year ended December 31, 2009. Melco’s associated companies purchased rooms and food and beverage services from us during the year ended December 31, 2009 and we purchased property and equipment from Melco’s associated company during the year ended December 31, 2009. The outstanding balance due from Melco’s subsidiary as of December 31, 2010 was US$1.5 million, mainly related to prepayment of operating expenses, and as of December 31, 2009, the outstanding balance with Melco’s subsidiary was a payable of US$607,000. The outstanding balances due from Melco’s associated companies as of December 31, 2010 and 2009 amounted to US$1,000 in each of those periods. These amounts were unsecured, non-interest bearing and repayable on demand.
Shun Tak Holdings Limited’s subsidiary — Shun Tak Holdings Limited’s subsidiary purchased rooms and food and beverage services from us, and provided traveling services to us during the year ended December 31, 2010, a company in which relatives of Mr. Lawrence Ho, our Co-Chairman and Chief Executive Officer, have beneficial interests. As of December 31, 2010 and 2009, the outstanding balances due from this subsidiary of Shun Tak Holdings Limited of US$64,000 and nil, respectively, were unsecured, non-interest bearing and repayable on demand.

(b) Amounts Due To Affiliated Companies
Elixir International Limited, or Elixir—We purchased property and equipment and services including repairs and maintenance, operating and office supplies and consultancy from Elixir, a wholly-owned subsidiary of Melco before Melco disposed of it in July 2010, primarily related to the Altira Macau and City of Dreams during the years ended December 31, 2010, 2009 and 2008. We paid network support fee to Elixir during the years ended December 31, 2009 and 2008. Certain gaming machines were sold to Elixir during the year ended December 31, 2008 and Elixir purchased rooms and food and beverage services from us during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2009, the outstanding balance due to Elixir of US$5.0 million was unsecured, non-interest bearing and repayable on demand.
Sociedade de Turismo e Diversões de Macau, S.A.R.L., or STDM and its subsidiaries (together with STDM, referred to as STDM Group) and Shun Tak Holdings Limited and its subsidiaries (referred to as Shun Tak Group)—We incurred expenses associated with our use of STDM and Shun Tak Group ferry and hotel accommodation services within Hong Kong and Macau during the years ended December 31, 2010, 2009 and 2008. Relatives of Mr. Lawrence Ho, have beneficial interests within those companies. The traveling expenses in connection with construction of City of Dreams were capitalized as costs related to construction in progress during the construction period for the years ended December 31, 2010, 2009 and 2008. We paid advertising and promotional expenses to STDM Group during the years ended December 31, 2010, 2009 and 2008, and Shun Tak Group during the years ended December 31, 2009 and 2008, respectively. We incurred rental expenses from leasing office premises from STDM Group and Shun Tak Group during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to STDM Group of US$164,000 and US$171,000 and Shun Tak Group of US$276,000 and US$440,000, respectively, were unsecured, non-interest bearing and repayable on demand.
Melco’s subsidiaries and its associated companies—Melco’s subsidiary provided consultancy services to us during the year ended December 31, 2010. We purchased operating and office supplies from Melco’s subsidiary and its associated companies during the years ended December 31, 2010 and 2008. We incurred rental expenses from leasing office premises from Melco’s subsidiary during the years ended December 31, 2010, 2009 and 2008. We purchased property and equipment from Melco’s subsidiaries and its associated companies during the years ended December 31, 2009 and 2008. Melco’s associated company provided network support and repairs and maintenance services to us during the year ended December 31, 2008. Melco’s associated companies purchased rooms and food and beverage services from us during the years ended December 31, 2009 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to Melco’s subsidiaries and its associated companies of US$134,000 and US$113,000, respectively, were unsecured, non-interest bearing and repayable on demand.
Lisboa Holdings Limited, or Lisboa and Sociedade de Jogos de Macau S.A., or SJM—During the years ended December 31, 2010, 2009 and 2008, we paid rental expenses and service fees for Mocha Clubs gaming premises to Lisboa and SJM, companies in which relatives of Mr. Lawrence Ho have beneficial interests. There were no outstanding balances with Lisboa and SJM as of December 31, 2010 and 2009.
Crown’s subsidiary—Crown’s subsidiary provided services to us primarily for the construction of City of Dreams and their operations which included general consultancy and management of sale representative offices during the years ended December 31, 2010, 2009 and 2008. Part of the consultancy charges was capitalized as costs related to construction in progress during construction period for the years ended December 31, 2009 and 2008. We reimbursed Crown’s subsidiary for associated costs including traveling expenses during the years ended December 31, 2010, 2009 and 2008. We purchased property and equipment from Crown’s subsidiary during the years ended December 31, 2009 and 2008. We received rental income from Crown’s subsidiary during the year ended December 31, 2010 and other service fee income from Crown’s subsidiary during the years ended December 31, 2010, 2009 and 2008. Crown’s subsidiary purchased rooms and food and beverage services from us during the years ended December 31, 2010 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to Crown’s subsidiary of US$99,000 and US$975,000, respectively, were unsecured, non-interest bearing and repayable on demand.
Shuffle Master Asia Limited, or Shuffle Master, and Stargames Corporation Pty. Limited, or Stargames—We purchased spare parts, property and equipment and lease of equipment with Shuffle Master during the years ended December 31, 2009 and 2008. We incurred repairs and maintenance expense with Shuffle Master and Stargames during the year ended December 31, 2008, in which our former Chief Operating Officer who resigned this position in May 2009, was an independent non-executive director of its parent company during this period. There were no outstanding balances with Shuffle Master and Stargames as of December 31, 2009.

Chang Wah Garment Manufacturing Company Limited, or Chang Wah—We purchased uniforms from Chang Wah during the years ended December 31, 2009 and 2008, a company in which a relative of Mr. Lawrence Ho had beneficial interest until end of December 2009, for Altira Macau and City of Dreams. The outstanding balance due to Chang Wah as of December 31, 2009 of US$32,000 was unsecured, non-interest bearing and repayable on demand.
MGM Grand Paradise Limited, or MGM—We paid rental expenses and purchased property and equipment from MGM during the year ended December 31, 2009, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for City of Dreams. There were no outstanding balances with MGM as of December 31, 2010 and 2009.
(c) Amounts Due To/Loans From Shareholders
Melco and Crown provided loans to us mainly used for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.
The outstanding loan balances due to Melco as of December 31, 2010 and 2009 amounted to US$74.4 million in each of those years, were unsecured and interest bearing at 3-months HIBOR per annum and at 3-months HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009. The maximum amount of outstanding loan balance due to Melco for the period from January 1, 2008 to December 31, 2010 was US$74.4 million. As of December 31, 2010, the loan balance due to Melco was repayable in May 2012.
We received other service fee income from Melco during the year ended December 31, 2010 and Melco purchased rooms and food and beverage services from us during the years ended December 31, 2010 and 2009. The amounts of US$23,000 and US$17,000 due to Melco as of December 31, 2010 and 2009, respectively, mainly related to interest payable on the outstanding loan balances, and they were unsecured, non-interest bearing and repayable on demand.
The outstanding loan balances due to Crown as of December 31, 2010 and 2009 amounted to US$41.3 million in each of those years, and they were unsecured and interest bearing at 3-months HIBOR per annum. The maximum amount of outstanding loan balance due to Crown for the period from January 1, 2008 to December 31, 2010 was US$41.3 million. As of December 31, 2010, the loan balance due to Crown was repayable in May 2012.
The amounts of US$13,000 and US$8,000 due to Crown as of December 31, 2010 and 2009, respectively, related to interest payable on the outstanding loan balances, and they were unsecured, non-interest bearing and repayable on demand.
Employment Agreements
We have entered into employment agreements with key management and personnel of our company and our subsidiaries. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements”.
Equity Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers”.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
We have appended consolidated financial statements filed as part of this annual report.
Legal and Administrative Proceedings
On January 25, 2011 Melco Crown Gaming was served a civil action filed by Ama International Limited, or Ama, in which Ama claims the payment of MOP622.8 million (approximately US$77.7 million) plus interest accrued since January 25, 2011, for damages incurred as a result of Melco Crown Gaming’s alleged breach of the gaming promotion agreement with Ama terminated on June 22, 2010, for loss of profit resulting from such termination and for damages incurred and loss of profit resulting from the alleged unfair competition of Melco Crown Gaming at the casino at Altira Macau. On March 3, 2011 Melco Crown Gaming filed its response to Ama’s claims. On March 22, 2011 Ama filed its response to Melco Crown Gaming’s defense and reduced the claimed amount to MOP325.8 million (approximately US$40.6 million) plus interest accrued since January 25, 2011. We believe Ama’s allegations and claims have no grounds and are in response to our effort to collect debt outstanding and owing to Melco Crown Gaming from Ama. Melco Crown Gaming intends to continue to vigorously defend all claims made by Ama.
We are currently a party to certain other legal proceedings which relate to matters arising out of the ordinary course of our business. Our management does not believe that the outcome of such other proceedings will have a material adverse effect on our company’s financial position or results of operations.
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
The debt facilities of our subsidiaries and Senior Notes contain, or are expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to the ADSs—We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”
B. SIGNIFICANT CHANGES
We have no significant changes since the date of our audited consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING
A. OFFERING AND LISTING DETAILS
Our ADSs, each representing three ordinary shares, have been listed on the Nasdaq since December 19, 2006. Our ADSs are traded under the symbol “MPEL”.
The following table provides the high and low trading prices for our ADSs on the Nasdaq for the periods indicated as follows:

	Sales Price
	High	Low
Monthly High and Low
March 2011 (through March 23, 2011)	7.65	6.77
February 2011	7.90	6.46
January 2011	7.88	6.55
December 2010	6.43	5.55
November 2010	7.13	5.90
October 2010	6.28	5.08
September 2010	5.37	3.88
Quarterly High and Low
First Quarter 2011 (up to March 23, 2011)	7.90	6.46
Forth Quarter 2010	7.13	5.08
Third Quarter 2010	5.37	3.56
Second Quarter 2010	5.68	3.42
First Quarter 2010	5.38	3.30
Forth Quarter 2009	7.35	3.26
Third Quarter 2009	8.45	4.05
Second Quarter 2009	6.60	3.29
First Quarter 2009	4.65	2.27
Annual High and Low
2010	7.13	3.30
2009	8.45	2.27
2008	14.76	2.31
2007	22.34	9.95
2006	23.55	18.88
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
D. EXCHANGE CONTROLS
Foreign Currency Exchange
The H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. Although we will have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses will be denominated predominantly in H.K. dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. No foreign exchange controls exist in Macau and Hong Kong and there is a free flow of capital into and out of Macau and Hong Kong. There are no restrictions on remittances of H.K. dollars or any other currency from Macau and Hong Kong to persons not resident in Macau and Hong Kong for the purpose of paying dividends or otherwise.
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
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences of an investment in the ADSs to U.S. Holders (defined below) that purchase the ADSs for cash. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets. This discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury regulations in effect or, in some cases, proposed, on or before the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion does not address all of the U.S. federal income tax consequences to U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law, such as:
•	banks;

•	insurance companies;

•	dealers in securities or other U.S. Holders that generally mark their securities to market for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States;

•	tax-exempt entities;

•	retirement plans;

•	real estate investment trusts;

•	regulated investment companies;

•	U.S. Holders holding an ADS or ordinary share as part of a straddle, hedge, conversion or other integrated transaction;

•	U.S. Holders that have a “functional currency” other than the U.S. dollar;

•	U.S. Holders that own (or are deemed to own) 10% or more (by voting power) of our voting stock; or

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation or pursuant to the conversion or exchange of another instrument.
This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.
U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE APPLICATION OF U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS U.S. STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM RELATING TO AN INVESTMENT IN THE ADSS OR ORDINARY SHARES.
As used in this discussion, the term “U.S. Holder” means a beneficial owner of an ADS or ordinary share that is for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States, any State thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (2) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity treated as a partnership for U.S. federal income tax purposes invests in the ADSs or ordinary shares, the U.S. federal income tax considerations relating to such investment will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to an investment in the ADSs or ordinary shares.
Except for the discussion below under “—Passive Foreign Investment Company”, this discussion assumes that we are not and will not be a passive foreign investment company for U.S. federal income tax purposes.
Treatment of ADSs
A U.S. Holder of the ADSs should be treated for U.S. federal income tax purposes as the owner of such U.S. Holder’s proportionate interest in the ordinary shares held by the depositary (or its custodian) that are represented and evidenced by such ADSs. Accordingly, any deposit or withdrawal of the ordinary shares by a U.S. Holder in exchange for ADSs should not result in the realization of gain or loss to such U.S. Holder for U.S. federal income tax purposes.
Dividends and Other Distributions on the ADSs or Ordinary Shares
The gross amount of any distribution (other than certain distributions of our stock or rights to acquire our stock) to a U.S. Holder with respect to an ADS or ordinary share generally will be included in such U.S. Holder’s gross income as ordinary dividend income on the date of receipt by the depositary, in the case of an ADS, or by such U.S. Holder, in the case of an ordinary share, to the extent of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent the amount of such distribution exceeds such current and accumulated earnings and profits, it will be treated first as a non-taxable return of capital to the extent of such U.S. Holder’s adjusted tax basis in such ADS or such ordinary share and thereafter will be treated as gain from the sale or exchange of such ADS or such ordinary share. We have not maintained and do not plan to maintain calculations of earnings and profits for U.S. federal income tax purposes. As a result, a U.S. Holder may need to include the entire amount of any such distribution in income as a dividend.
Distributions on the ADSs or the ordinary shares that are treated as dividends generally will constitute income from sources outside the United States and generally will be categorized for U.S. foreign tax credit purposes as “passive category income” or, in the case of some U.S. Holders, as “general category income”. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.
Distributions treated as dividends that are received by certain non-corporate U.S. Holders (including individuals) through taxable years beginning on or before December 31, 2012 in respect of stock of a non-U.S. corporation (other than a corporation that is, in the taxable year during which the distributions are made or the preceding taxable year, a passive foreign investment company) that is readily tradable on an established securities market in the United States generally qualify for a 15% reduced maximum tax rate so long as certain holding period and other requirements are met. Since the ADSs will be listed on the Nasdaq Global Select Market, unless we are treated as a passive foreign investment company with respect to such U.S. Holder, dividends received in respect of the ADSs will qualify for the reduced rate. Special rules apply for purposes of determining the U.S. Holder’s investment income (which may limit deductions for investment interest) and foreign income (which may affect the amount of U.S. foreign tax credit) and to certain extraordinary dividends. Each U.S. Holder that is a non-corporate taxpayer should consult its own tax advisor regarding the possible applicability of the reduced tax rate to the ADSs and the ordinary shares and the related restrictions and special rules.

Sale, Exchange or Other Disposition of the ADSs or Ordinary Shares
A U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of an ADS or ordinary share equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in such ADS or ordinary share. Such capital gain or loss generally will be long-term capital gain (taxable at a reduced rate for certain non-corporate U.S. Holders) or loss if, on the date of sale, exchange or other disposition, the ADS or the ordinary share was held by such U.S. Holder for more than one year. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be sourced within the United States.
Passive Foreign Investment Company
Although the applicable rules are not clear, we believe that we were not in 2010, and we do not currently expect to be in 2011, a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. However, because this determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond our control, such as the value of our assets (including goodwill) and the amount and type of our income, there can be no assurance that we will not be a PFIC in any taxable year or that the U.S. Internal Revenue Service will agree with our conclusion regarding our PFIC status in any taxable year. If we are a PFIC in any taxable year, U.S. Holders could suffer adverse consequences as discussed below.
In general, a corporation organized outside the United States will be treated as a PFIC in any taxable year in which either (1) at least 75% of its gross income is “passive income” or (2) on average at least 50% of the value of its assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from commodities transactions and from the sale or exchange of property that gives rise to passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.
If we are a PFIC in any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, such U.S. Holder could be liable for additional taxes and interest charges upon certain distributions by us or upon a sale, exchange or other disposition of the ADSs or ordinary shares at a gain, whether or not we continue to be a PFIC. The tax will be determined by allocating such distributions or gain ratably to each day of such U.S. Holder’s holding period. The amount allocated to the current taxable year and any holding period of such U.S. Holder prior to the first taxable year in which we are a PFIC will be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates applicable to ordinary income for each such taxable year, and an interest charge will also be imposed on the amount of taxes so derived for each such taxable year. In addition, a person who acquires the ADSs or ordinary shares from a deceased U.S. Holder who held such ADSs or ordinary shares in a taxable year in which we are a PFIC generally will be denied a step-up of the tax basis in such ADSs or ordinary shares for U.S. federal income tax purposes to fair market value of such ADSs or ordinary shares at the date of such deceased U.S. Holder’s death. Instead, such person will have a tax basis in such ADSs or ordinary shares equal to the lower of such fair market value or such deceased U.S. Holder’s tax basis in such ADSs or ordinary shares.
The tax consequences that would apply if we were a PFIC would be different from those described above if a “mark-to-market” election is available and a U.S. Holder validly makes such an election as of the beginning of such U.S. Holder’s holding period. If such election were made, (1) such U.S. Holder generally would be required to take into account the difference, if any, between the fair market value of, and its adjusted tax basis in, the ADSs or ordinary shares at the end of each taxable year in which we were a PFIC as ordinary income or, to the extent of any net mark-to-market gains previously included in income, ordinary loss, and to make corresponding adjustments to the tax basis in such ADSs or ordinary shares and (2) any gain from a sale, exchange or other disposition of the ADSs or ordinary shares in a taxable year in which we were a PFIC would be treated as ordinary income, and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. A mark-to-market election is available to a U.S. Holder only if the ADSs or ordinary shares, as the case may be, are considered “marketable stock”. Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. The Nasdaq Global Select Market constitutes a qualified exchange, and a non-U.S. securities exchange constitutes a qualified exchange if it is regulated or supervised by a governmental authority of the country in which the securities exchange is located and meets certain trading, listing, financial disclosure and other requirements set forth in U.S. Treasury regulations. Since the ordinary shares are not themselves traded on any securities exchange, the mark-to-market election may not be available for the ordinary shares even if the ADSs are traded on the Nasdaq Global Select Market.
The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder is eligible for and timely makes a valid “qualified electing fund” or QEF election. If a QEF election were made, such U.S. Holder generally would be required to include in income on a current basis its pro rata share of our ordinary income and net capital gains in each taxable year in which we are a PFIC. In order for a U.S. Holder to be able to make a QEF election, we are required to provide such U.S. Holder with certain information. As we do not expect to provide U.S. Holders with the required information, prospective investors should assume that a QEF election will not be available.
If we are a PFIC in any taxable year during which a U.S. Holder owns the ADSs or ordinary shares, such U.S. Holder (i) may also suffer adverse tax consequences under the PFIC rules described above with respect to any other PFIC in which we have a direct or indirect equity interest and (ii) generally will be required to file annually a statement with its U.S. federal income tax returns.
Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in a PFIC, including the potential extension of the period of limitations on assessment and collection of U.S. federal income taxes arising from a failure to file the statement described in the preceding paragraph.
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
Disclosure Requirements for Specified Foreign Financial Assets
Under recent legislation, individual U.S. Holders (and certain U.S. entities specified in IRS guidance) who, during any taxable year, hold any interest in any “specified foreign financial asset” generally will be required to file with their U.S. federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds US$50,000. “Specified foreign financial asset” generally includes any financial account maintained with a non-U.S. financial institution and may also include the ADSs or ordinary shares if they are not held in an account maintained with a U.S. financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of U.S. federal income taxes may be extended, in the event of a failure to comply. U.S. Holders should consult their tax advisors as to the possible application to them of this filing requirement.

F. DIVIDENDS AND PAYING AGENTS
Not applicable.
G. STATEMENT BY EXPERTS
Not applicable.
H. DOCUMENTS ON DISPLAY
We previously filed with the SEC our registration statement on Form F-1, as amended and prospectus under the Securities Act of 1933, with respect to our ordinary shares.
We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
Our financial statements have been prepared in accordance with U.S. GAAP. Our annual reports will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.
Nasdaq Marketplace Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our company and its subsidiaries a reasonable period of time prior to our company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. In addition, we intend to post our annual report on our website www.melco-crown.com. Nasdaq Marketplace Rule 5255(c) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under Cayman Islands law, we are not required to deliver annual reports to our shareholders prior to an annual general meeting.
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

Interest Rate Risk
We entered into interest rate swaps in connection with our drawdowns under the City of Dreams Project Facility in accordance with our lenders’ requirements at such time under the City of Dreams Project Facility. We incurred substantial indebtedness which bore interest at floating rates based on LIBOR and HIBOR plus a margin of 2.75% per annum until December 31, 2009, at which time, the floating interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provides for further reductions in the margin if the Borrowing Group satisfy certain prescribed leverage ratio tests upon completion of the City of Dreams. Accordingly, we are subject to fluctuations in HIBOR and LIBOR. We may hedge our exposure to floating interest rates in a manner we deem prudent. Interests in security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.
As of December 31, 2010, approximately 32% of our long-term debt was based on fixed rates due to the issuance of the Initial Notes in May 2010 and all of our borrowings were at floating rates as of December 31, 2009. Based on December 31, 2010 and December 31, 2009 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$7.6 million and US$9.6 million, respectively.
Foreign Exchange Risk
The H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. Although we have certain expenses and revenues denominated in Patacas in Macau, our revenues and expenses are denominated predominantly in H.K. dollars and in connection with most of our indebtedness and certain expenses, U.S. dollars. We cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Operations in Macau—Any fluctuation in the value of the H.K. dollar, U.S. dollar or Pataca may adversely affect our indebtedness, expenses and profitability.” In addition, Altira Macau and Mocha Clubs accept foreign exchange for their cage cash. We and our subsidiaries do not engage in hedging transactions with respect to foreign exchange risk.
Credit Risk
We have conducted, and expect to continue to conduct, our table gaming activities at our casinos on a limited credit basis as well as a cash basis. As is common practice in Macau, we grant credit to gaming promoters and certain direct gaming customers. The gaming promoters bear the responsibility for issuing to and subsequently collecting credit from their players. We have established controls over the issuance of credit and aim to pursue aggressively overdue debt from gaming promoters and direct gaming customers. This collection activity includes as relevant frequent personal contact with the debtor, delinquency notices, the use of external collection agencies and litigation. We expect that most of our gaming credit play will be via gaming promoters, who will therefore bear the direct credit risk from their players. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau. As most of our gaming customers are expected to be visitors from other jurisdictions, principally Hong Kong and the PRC, we may not have access to a forum in which we will be able to collect all of our gaming receivables. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We currently conduct and plan to continue to conduct credit evaluations of customers and generally do not require collateral or other security from our customers. We have established an allowance for doubtful receivables primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers. In the event a customer has been extended credit and has lost back to us the amount borrowed and the receivable from that customer is still deemed uncollectible, Macau gaming tax will still be payable.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. DEBT SECURITIES
Not Applicable
B. WARRANT AND RIGHTS
Not Applicable
C. OTHER SECURITIES
Not Applicable
D. AMERICAN DEPOSITORY SHARES
Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. Any holder of ADSs is charged a fee not in excess of US$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights. The depositary also charges a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. Persons depositing shares also may be charged the following expenses:
•	Expenses incurred by the depositary, the custodian or their respective agents in connection with inspections of the relevant share register maintained by the local registrar: an annual fee of US$1.00 per 100 ADSs (such fee to be assessed against holders of record as at the date or dates set by the depositary as it sees fit and collected at the discretion of the depositary, subject to our company’s prior consent, by billing such holders for such fee or by deducting such fee from one or more cash dividends or other cash distributions);

•	Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or ordinary shares underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	Cable, telex, electronic transmission and delivery expenses;

•	Transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities including those of a central depository for securities (where applicable);

•	Expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars;

•	Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs;

•	the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable; and

•	Any other fees, charges, costs or expenses that may be incurred by the depositary from time to time.
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
If any tax or other governmental charge is payable by the holders and/or beneficial owners of ADSs to the depositary, the depositary, the custodian or our company may withhold or deduct from any distributions made in respect of deposited securities and may sell for the account of the holder and/or beneficial owner any or all of the deposited securities and apply such distributions and sale proceeds in payment of such taxes (including applicable interest and penalties) or charges, with the holder and the beneficial owner thereof remaining fully liable for any deficiency.
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
Management’s Annual Report on Internal Control Over Financial Reporting
Our company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act.
Our company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our company’s internal control over financial reporting includes those policies and procedures that:
(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our company’s assets;
(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our company’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and
(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our company’s management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2010. In making this assessment, our company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control—Integrated Framework”.
Based on this assessment, management concluded that, as of December 31, 2010, our company’s internal control over financial reporting is effective based on this framework.
The effectiveness of our company’s internal control over financial reporting as of December 31, 2010, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in our company’s internal control over financial reporting (as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Exchange Act) during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

ITEM 16.

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

	Year Ended
	December 31,
	2010	2009
	(In thousands of US$)
Audit fees (1)	$1,220	$1,070
Audit-related fees (2)	38	75
Tax fees (3)	65	69
All other fees (4)	300	400

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statement for the six months ended June 30, 2010 and 2009.

(3)	“Tax fees” include fees billed for tax consultations.

(4)	“All other fees” includes the aggregate fees billed in respect of the Initial Notes issued in May 2010, which amounted to US$150,000.
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
Nasdaq Marketplace Rule 5255(c) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For example, Nasdaq Marketplace Rule 5605(b)(1)(A) generally requires that a majority of an issuer’s board of directors must consist of independent directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board of directors. In addition, Nasdaq Marketplace Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our company and its subsidiaries a reasonable period of time prior to our company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. We intend to post our annual report on our website www.melco-crown.com. Lastly, Nasdaq Marketplace Rule 5635(d) requires each issuer to obtain shareholder approval for the issuance of securities in connection with a transaction other than a public offering involving certain issuances of ordinary shares in amounts equaling 20% or more of such issuer’s ordinary shares there outstanding. Walkers, our Cayman Islands counsel, has provided letters to Nasdaq certifying that under Cayman Islands law, we are not required to: (i) have a majority of independent directors serving on our board of directors; (ii) deliver annual reports to our shareholders prior to an annual general meeting; or (iii) to obtain shareholders’ approval prior to any issuance of our ordinary shares.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Melco Crown Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Document

1.1
Amended and Restated Memorandum and Articles of Association amended by EGM in May 2009 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-33178), filed with the SEC on March 31, 2010)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

2.3
Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.4
Holdco 1 Subscription Agreement dated December 23, 2004 among the Registrant (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5
Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6
Deed of Variation and Amendment relating to the Registrant dated July 27, 2007 between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited, Crown Limited and the Registrant (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7
Amended and Restated Shareholders’ Deed Relating to the Registrant dated December 12, 2007 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8
Form of Post-IPO Shareholders’ Agreement among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9
Form of Registration Rights Agreement among the Registrant, Melco and PBL (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.1
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2
Form of Directors’ Agreement of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4
English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.5
Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6
Amendment Agreement in Respect of Senior Facilities Agreement dated December 7, 2007 for Melco PBL Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7
Second Amendment Agreement in Respect of Senior Facilities Agreement dated September 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8
Third Amendment Agreement in Respect of Senior Facilities Agreement dated December 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9
Fourth Amendment Agreement in Respect of Senior Facilities Agreement dated December 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.11 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.10
English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11
Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12
Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.13
Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14
Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15
Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.16
Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17
Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming (now Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18
Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now known as Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19
Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20
Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21
Promissory Transfer of Shares Termination Agreement dated 17 December 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

Exhibit
Number	Description of Document

4.22
Shareholders’ Agreement relating to Melco PBL Gaming (now known as Melco Crown Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23
Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24
Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25
Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26
2006 Share Incentive Plan Amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27
Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28
Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.29
Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30 *	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Offical Gazette No. 25/2008 in relation to the City of Dreams Land Concession

4.31
Indenture, dated May 17, 2010, between MCE Finance Limited and The Bank of New York Mellon as trustee (incorporated by reference to Exhibit 4.1 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

Exhibit
Number		Description of Document

4.32
Registration Rights Agreement, dated May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited, the Senior Subordinated Guarantors as specified therein, Deutsche Bank Securities Inc., Merrill Lynch International, The Royal Bank of Scotland plc, ANZ Securities, Inc., Citigroup Global Markets Inc., Commerz Markets LLC, Credit Agricole Corporate and Investment Bank, nabSecurities, LLC and UBS AG (incorporated by reference to Exhibit 4.2 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.33
Intercompany Promissory Note, dated May 17, 2010, issued by MPEL Investments Limited (incorporated by reference to Exhibit 4.3 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.34
Pledge Agreement, dated as of May 17, 2010, between MCE Finance Limited and The Bank of New York Mellon as collateral agent (incorporated by reference to Exhibit 4.4 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.35
Note Guarantee, dated as of May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited, Melco Crown Gaming (Macau) Limited, MPEL Nominee One Limited, MPEL Investments Limited, Altira Hotel Limited, Altira Developments Limited, Melco Crown (COD) Hotels Limited, Melco Crown (COD) Developments and The Bank of New York as trustee (incorporated by reference to Exhibit 4.5 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.36
Subordination Agreement, dated as of May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited and The Bank of New York Mellon as trustee and as subordination agent (incorporated by reference to Exhibit 4.6 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

8.1	*	List of Subsidiaries

11.1
Code of Business Conduct and Ethics, amended and approved as of September 29, 2009 (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

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

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO CROWN ENTERTAINMENT LIMITED
By:	/s/ Lawrence Ho
	Name:	Lawrence Ho
	Title:	Co-Chairman and Chief Executive Officer
Date: April 1, 2011

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1
Amended and Restated Memorandum and Articles of Association amended by EGM in May 2009 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-33178), filed with the SEC on March 31, 2010)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2
Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3
Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.4
Holdco 1 Subscription Agreement dated December 23, 2004 among the Registrant (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5
Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6
Deed of Variation and Amendment relating to the Registrant dated July 27, 2007 between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited, Crown Limited and the Registrant (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7
Amended and Restated Shareholders’ Deed Relating to the Registrant dated December 12, 2007 among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8
Form of Post-IPO Shareholders’ Agreement among the Registrant, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9
Form of Registration Rights Agreement among the Registrant, Melco and PBL (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.1
Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2
Form of Directors’ Agreement of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3
Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4
English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5
Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6
Amendment Agreement in Respect of Senior Facilities Agreement dated December 7, 2007 for Melco PBL Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7
Second Amendment Agreement in Respect of Senior Facilities Agreement dated September 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8
Third Amendment Agreement in Respect of Senior Facilities Agreement dated December 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9
Fourth Amendment Agreement in Respect of Senior Facilities Agreement dated December 1, 2008 for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.11 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.10
English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit
Number	Description of Document

4.11
Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12
Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13
Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14
Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15
Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.16
Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17
Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming (now Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18
Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now known as Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit
Number	Description of Document

4.19
Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20
Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21
Promissory Transfer of Shares Termination Agreement dated 17 December 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22
Shareholders’ Agreement relating to Melco PBL Gaming (now known as Melco Crown Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23
Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24
Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25
Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our F-3 registration statement (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26
2006 Share Incentive Plan Amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27
Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28
Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit
Number		Description of Document

4.29
Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	*	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Offical Gazette No. 25/2008 in relation to the City of Dreams Land Concession

4.31
Indenture, dated May 17, 2010, between MCE Finance Limited and The Bank of New York Mellon as trustee (incorporated by reference to Exhibit 4.1 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.32
Registration Rights Agreement, dated May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited, the Senior Subordinated Guarantors as specified therein, Deutsche Bank Securities Inc., Merrill Lynch International, The Royal Bank of Scotland plc, ANZ Securities, Inc., Citigroup Global Markets Inc., Commerz Markets LLC, Credit Agricole Corporate and Investment Bank, nabSecurities, LLC and UBS AG (incorporated by reference to Exhibit 4.2 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.33
Intercompany Promissory Note, dated May 17, 2010, issued by MPEL Investments Limited (incorporated by reference to Exhibit 4.3 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.34
Pledge Agreement, dated as of May 17, 2010, between MCE Finance Limited and The Bank of New York Mellon as collateral agent (incorporated by reference to Exhibit 4.4 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.35
Note Guarantee, dated as of May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited, Melco Crown Gaming (Macau) Limited, MPEL Nominee One Limited, MPEL Investments Limited, Altira Hotel Limited, Altira Developments Limited, Melco Crown (COD) Hotels Limited, Melco Crown (COD) Developments and The Bank of New York as trustee (incorporated by reference to Exhibit 4.5 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.36
Subordination Agreement, dated as of May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited and The Bank of New York Mellon as trustee and as subordination agent (incorporated by reference to Exhibit 4.6 from our F-4 registration statement (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

8.1	*	List of Subsidiaries

11.1
Code of Business Conduct and Ethics, amended and approved as of September 29, 2009 (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

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

MELCO CROWN ENTERTAINMENT LIMITED
Consolidated Financial Statements
For the years ended December 31, 2010, 2009 and 2008
Report of Independent Registered Public Accounting Firm

MELCO CROWN ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 and 2008

Page

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2010 and 2009	F-4

Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008	F-5

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2010, 2009 and 2008	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008	F-7

Notes to Consolidated Financial Statements for the years ended December 31, 2010, 2009 and 2008	F-9

Schedule 1 - Melco Crown Entertainment Limited Condensed Financial Statements as of December 31, 2010 and 2009 and for the years ended December 31, 2010, 2009 and 2008	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:
We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statements included in Schedule 1 as of and for the year ended December 31, 2010 of the Company and our report dated April 1, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:
We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years ended December 31, 2010, 2009 and 2008. Our audits also included the related financial statements included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years ended December 31, 2010, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such related financial statements included in Schedule 1, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects, the information set forth therein.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.
/s/ Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
April 1, 2011

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2010	2009
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$441,923	$212,598
Restricted cash	167,286	236,119
Accounts receivable, net (Note 3)	259,521	262,176
Amounts due from affiliated companies (Note 19(a))	1,528	1
Income tax receivable	198	—
Inventories	10,228	6,534
Prepaid expenses and other current assets	19,788	19,768

Total current assets	900,472	737,196

PROPERTY AND EQUIPMENT, NET (Note 4)	2,671,895	2,786,646

GAMING SUBCONCESSION, NET (Note 5)	656,742	713,979

INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220

GOODWILL (Note 6)	81,915	81,915

LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS (Note 7)	95,629	52,365

DEFERRED TAX ASSETS (Note 14)	25	—

DEFERRED FINANCING COSTS	45,387	38,948

LAND USE RIGHTS, NET (Note 8)	428,155	447,576

TOTAL	$4,884,440	$4,862,845

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,880	$8,719
Accrued expenses and other current liabilities (Note 9)	462,084	460,243
Income tax payable	934	768
Current portion of long-term debt (Note 10)	202,997	44,504
Amounts due to affiliated companies (Note 19(b))	673	7,384
Amounts due to shareholders (Note 19(c))	36	25

Total current liabilities	675,604	521,643

LONG-TERM DEBT (Note 10)	1,521,251	1,638,703

OTHER LONG-TERM LIABILITIES (Note 11)	6,496	20,619

DEFERRED TAX LIABILITIES (Note 14)	18,010	17,757

LOANS FROM SHAREHOLDERS (Note 19(c))	115,647	115,647

LAND USE RIGHT PAYABLE (Note 18(a))	24,241	39,432

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 2,500,000,000 shares as of December 31, 2010 and 2009 and issued — 1,605,658,111 and 1,595,617,550 shares as of December 31, 2010 and 2009 (Note 13))	16,056	15,956
Treasury shares, at US$0.01 par value per share (8,409,186 and 471,567 shares as of December 31, 2010 and 2009 (Note 13))	(84)	(5)
Additional paid-in capital	3,095,730	3,088,768
Accumulated other comprehensive losses	(11,345)	(29,034)
Accumulated losses	(577,166)	(566,641)

Total shareholders’ equity	2,523,191	2,509,044

TOTAL	$4,884,440	$4,862,845

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2009	2008
OPERATING REVENUES
Casino	$2,550,542	$1,304,634	$1,405,932
Rooms	83,718	41,215	17,084
Food and beverage	56,679	28,180	16,107
Entertainment, retail and others	32,679	11,877	5,396

Gross revenues	2,723,618	1,385,906	1,444,519
Less: promotional allowances	(81,642)	(53,033)	(28,385)

Net revenues	2,641,976	1,332,873	1,416,134

OPERATING COSTS AND EXPENSES
Casino	(1,949,024)	(1,130,302)	(1,159,930)
Rooms	(16,132)	(6,357)	(1,342)
Food and beverage	(32,898)	(16,853)	(12,745)
Entertainment, retail and others	(19,776)	(4,004)	(1,240)
General and administrative	(199,830)	(130,986)	(90,707)
Pre-opening costs	(18,648)	(91,882)	(21,821)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(19,522)	(18,395)	(18,269)
Depreciation and amortization	(236,306)	(141,864)	(51,379)
Property charges and others	(91)	(7,040)	(290)

Total operating costs and expenses	(2,549,464)	(1,604,920)	(1,414,960)

OPERATING INCOME (LOSS)	92,512	(272,047)	1,174

NON-OPERATING EXPENSES
Interest income	404	498	8,215
Interest expenses, net of capitalized interest	(93,357)	(31,824)	—
Amortization of deferred financing costs	(14,302)	(5,974)	(765)
Loan commitment fees	3,811	(2,253)	(14,965)
Foreign exchange gain, net	3,563	491	1,436
Other income, net	1,074	2,516	972
Costs associated with debt modification	(3,310)	—	—

Total non-operating expenses	(102,117)	(36,546)	(5,107)

LOSS BEFORE INCOME TAX	(9,605)	(308,593)	(3,933)
INCOME TAX (EXPENSE) CREDIT (Note 14)	(920)	132	1,470

NET LOSS	$(10,525)	$(308,461)	$(2,463)

LOSS PER SHARE:
Basic	$(0.007)	$(0.210)	$(0.002)

Diluted	$(0.007)	$(0.210)	$(0.002)

WEIGHTED AVERAGE SHARES USED IN LOSS PER SHARE CALCULATION:
Basic	1,595,552,022	1,465,974,019	1,320,946,942

Diluted	1,595,552,022	1,465,974,019	1,320,946,942

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

						Accumulated
					Additional	Other		Total
	Common Shares		Treasury Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Losses	Losses	Equity	(Loss) Income

BALANCE AT JANUARY 1, 2008	1,320,938,902	$13,209	—	$—	$2,682,125	$(11,076)	$(255,717)	$2,428,541

Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation (Note 15)	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested (Note 13)	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercise of share options (Note 13)	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	13,216	(385,180)	(4)	2,689,257	(35,685)	(258,180)	2,408,604	$(27,072)

Net loss for the year	—	—	—	—	—	—	(308,461)	(308,461)	$(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	6,662
Share-based compensation (Note 15)	—	—	—	—	11,807	—	—	11,807
Shares issued, net of offering expenses (Note 13)	263,155,335	2,631	—	—	380,898	—	—	383,529
Shares issued upon restricted shares vested (Note 13)	8,297,110	83	—	—	6,831	—	—	6,914
Shares issued for future vesting of restricted shares (Note 13)	2,614,706	26	(2,614,706)	(26)	—	—	—	—
Issuance of shares for restricted shares vested (Note 13)	—	—	2,528,319	25	(25)	—	—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)	2,509,044	$(301,810)

Net loss for the year	—	—	—	—	—	—	(10,525)	(10,525)	$(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657	17,657
Share-based compensation (Note 15)	—	—	—	—	6,045	—	—	6,045
Shares issued upon restricted shares vested (Note 13)	1,254,920	12	—	—	(12)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 13)	8,785,641	88	(8,785,641)	(88)	—	—	—	—
Issuance of shares for restricted shares vested (Note 13)	—	—	43,737	1	(1)	—	—	—
Exercise of share options (Note 13)	—	—	804,285	8	930	—	—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	$16,056	(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$2,523,191	$7,164

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,525)	$(308,461)	$(2,463)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	313,065	217,496	126,885
Amortization of deferred financing costs	14,302	5,974	765
Amortization of discount on senior notes payable	417	—	—
Impairment loss recognized on property and equipment	—	3,137	17
Loss (gain) on disposal of property and equipment	176	640	(328)
Allowance for doubtful debts	33,182	16,757	5,378
Written off deferred financing costs on modification of debt	1,992	—	—
Share-based compensation	6,043	11,385	6,855
Changes in operating assets and liabilities:
Accounts receivable	(45,795)	(209,025)	(29,065)
Amounts due from affiliated companies	(1,527)	649	89
Inventories	(3,694)	(4,364)	(686)
Prepaid expenses and other current assets	43	(5,824)	(1,503)
Long-term prepayment, deposits and other assets	180	(1,712)	1,219
Deferred tax assets	(25)	28	(28)
Accounts payable	64	6,225	(3,670)
Accrued expenses and other current liabilities	94,190	158,332	(110,245)
Income tax payable	(34)	(1,186)	394
Amounts due to affiliated companies	(689)	(1,220)	(3,461)
Amounts due to shareholders	11	25	—
Other long-term liabilities	326	321	784
Deferred tax liabilities	253	(1,434)	(2,095)

Net cash provided by (used in) operating activities	401,955	(112,257)	(11,158)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(197,385)	(937,074)	(1,053,992)
Deposits for acquisition of property and equipment	(5,224)	(2,712)	(34,699)
Payment for entertainment production costs	(27,116)	(21,735)	(16,127)
Changes in restricted cash	69,137	(168,142)	231,006
Payment for land use right	(29,802)	(30,559)	(42,090)
Proceeds from sale of property and equipment	80	3,730	2,300
Refund of deposit for acquisition of land interest	—	12,853	—

Net cash used in investing activities	(190,310)	(1,143,639)	(913,602)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	(22,944)	(870)	(7,641)
Loans from shareholders	—	—	(181)
Proceeds from issue of share capital	—	383,529	—
Proceeds from long-term debt	592,026	270,691	912,307
Principal payments on long-term debt	(551,402)	—	—

Net cash provided by financing activities	17,680	653,350	904,485

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	229,325	(602,546)	(20,275)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	212,598	815,144	835,419

CASH AND CASH EQUIVALENTS AT END OF YEAR	$441,923	$212,598	$815,144

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2010	2009	2008
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(85,183)	$(27,978)	$(181)
Cash paid for tax (net of refunds)	$(726)	$(2,457)	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$16,885	$91,648	$246,998
Land use right cost funded through accrued expenses and other current liabilities	$80	$22,462	$—
Costs of property and equipment funded through amounts due to affiliated companies	$—	$4,427	$1,562
Disposal of property and equipment through amount due from an affiliated company	$—	$—	$(2,788)
Deferred financing costs funded through accounts payable and accrued expenses and other current liabilities	$240	$—	$1,427
Provision of bonus funded through restricted shares issued and vested	$—	$6,914	$—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)
1.	COMPANY INFORMATION
Melco Crown Entertainment Limited (“the Company” together with its subsidiaries, “MCE”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in December 2006. MCE is a developer, owner and, through its subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. MCE currently owns and operates City of Dreams — an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) — a casino and hotel resort which opened in May 2007, and Mocha Clubs — a non-casino-based operations of electronic gaming machines which has been in operation since September 2003. MCE’s American depository shares (“ADS”) are traded on the Nasdaq Global Select Market under the symbol “MPEL”. The Company changed its name from Melco PBL Entertainment (Macau) Limited to Melco Crown Entertainment Limited pursuant to shareholders’ resolutions passed on May 27, 2008.
As of December 31, 2010 and 2009, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Limited (“Crown”), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Publishing and Broadcasting Limited (“PBL”) on December 12, 2007. PBL, an Australian-listed corporation, is now known as Consolidated Media Holdings Limited.
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

The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies, accounts payable, accrued expenses and other current liabilities, amounts due to shareholders, loans from shareholders, land use right payable, interest rate swap agreements and debt instruments approximate their fair values, except for the Company’s $600,000 10.25% senior notes, due 2018 (the “Senior Notes”) as disclosed in Note 10 to the consolidated financial statements which estimated fair value is based on quoted market price.

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

Restricted cash consists of cash deposited into bank accounts and restricted for repayments of the Company’s senior secured credit facility (the “City of Dreams Project Facility”) and payments of City of Dreams project costs in accordance with the City of Dreams Project Facility as disclosed in Note 10 to the consolidated financial statements.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Company to the respective customer and for which the Company intends to set-off when required. As of December 31, 2010 and 2009, a substantial portion of the Company’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2010 and 2009, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

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

Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method from the time the assets are placed in service. Estimated useful lives are as follows:

Classification	Estimated useful life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Plant and gaming machinery	3 to 5 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Motor vehicles	5 years
Direct and incremental costs related to the construction of assets, including costs under the construction contracts, duties and tariffs, equipment installation and shipping costs, are capitalized.
(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Company’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, City of Dreams Project Facility, interest rate swap agreements and the Senior Notes. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Company’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $105,180, $82,310 and $49,629, of which $11,823, $50,486 and $49,629 were capitalized for the years ended December 31, 2010, 2009 and 2008, respectively. Additionally, deferred financing costs of nil, $4,414 and $7,262 were capitalized for the years ended December 31, 2010, 2009 and 2008, respectively.

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

The Company evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the years ended December 31, 2010, 2009 and 2008, impairment losses amounting to nil, $282 and $17, respectively, were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. During the year ended December 31, 2009, an impairment loss amounting to $2,855 was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement. These impairment losses were included in “Property Charges and Others” line item in the consolidated statements of operations.

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $14,302, $10,388 and $8,027 were amortized during the years ended December 31, 2010, 2009 and 2008, respectively, of which a portion was capitalized as mentioned in Note 2(i) to the consolidated financial statements.

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

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fee, adjusted for contractual base fee and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(o)	Revenue Recognition and Promotional Allowances - continued

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Company’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2010, 2009 and 2008, is primarily included in casino expenses as follows:

	Year Ended December 31,
	2010	2009	2008

Rooms	$10,395	$6,778	$4,240
Food and beverage	27,870	17,296	9,955
Entertainment, retail and others	5,545	3,448	—

	$43,810	$27,522	$14,195

(p)	Point-loyalty Programs

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

The Company is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are an assessment on the Company’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $1,362,007, $737,485 and $767,544 for the years ended December 31, 2010, 2009 and 2008, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Company incurred pre-opening costs in connection with City of Dreams prior to its opening in June 2009 and continues to incur such costs related to remaining portion of City of Dreams project and other one-off activities related to the marketing of new facilities and operations.

(s)	Advertising Expenses

The Company expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $45,267, $29,018 and $5,283 for the years ended December 31, 2010, 2009 and 2008, respectively.

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

The functional currencies of the Company and its major subsidiaries are the U.S. dollars and, Hong Kong dollars or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive (loss) income.

(u)	Share-based Compensation Expenses

The Company issued restricted shares and share options under its share incentive plan during the years ended December 31, 2010, 2009 and 2008.

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

Diluted loss per share is calculated by dividing the net loss available to ordinary shareholders by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted loss per share consisted of the following:

	Year Ended December 31,
	2010	2009	2008

Weighted-average number of ordinary shares outstanding used in the calculation of basic loss per share	1,595,552,022	1,465,974,019	1,320,946,942

Incremental weighted-average number of ordinary shares from assumed exercised of restricted shares and share options using the treasury stock method	—	—	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted loss per share	1,595,552,022	1,465,974,019	1,320,946,942

During the years ended December 31, 2010, 2009 and 2008, the Company had securities which would potentially dilute basic loss per share in the future, but which were excluded from the computation of diluted loss per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 9,377,509, 13,931,088 and 3,897,756 ordinary shares from the assumed conversion of these restricted shares and share options using the treasury stock method for the years ended December 31, 2010, 2009 and 2008, respectively.
(x)	Accounting for Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to hedge its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility. The Company accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

Further information on the Company’s outstanding financial instrument arrangements as of December 31, 2010 is included in Note 11 to the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(y)	Accumulated Other Comprehensive Losses

Accumulated other comprehensive losses represent foreign currency translation adjustment and changes in the fair value of interest rate swap agreements. As of December 31, 2010 and 2009, the Company’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2010	2009

Foreign currency translation adjustment	$(924)	$(956)
Changes in the fair value of interest rate swap agreements	(10,421)	(28,078)

	$(11,345)	$(29,034)

(z)	Reclassifications

The consolidated financial statements for prior years reflect certain reclassifications, which have no effect on previously reported net loss, to conform to the current year presentation.

(aa)	Recent Changes in Accounting Standards

In January 2010, the Financial Accounting Board (“FASB”) issued new accounting standards regarding new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurement on a gross basis rather than as a net basis as currently required. Those accounting standards also clarify existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value and are effective for annual and interim periods beginning after December 15, 2009, except for the requirement to provide the level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for annual and interim periods beginning after December 15, 2010. Early application is permitted and in the period of initial adoption, entities are not required to provide the amended disclosures for any previous periods presented for comparative purposes. The adoption of these new accounting standards did not and is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In April 2010, the FASB issued ASU 2010-16, Entertainment — Casinos (Topic 924); Accruals for Casino Jackpot Liabilities. This ASU clarifies that an entity should not accrue a casino jackpot liability (or portions thereof) before the jackpot is won if the entity can avoid paying that jackpot. Jackpots should be accrued and charged to revenue when an entity has the obligation to pay the jackpot. ASU 2010-16 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company adopted the ASU as of January 1, 2011. The adoption of these new accounting standards is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-28, When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, a consensus of the FASB Emerging Issues Task Force (Issue No. 10-A), modifies Step 1 of the goodwill impairment test under FASB Accounting Standards Codification (“ASC”) Topic 350, Intangibles — Goodwill and Other, for reporting units with zero or negative carrying amounts to require an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are adverse qualitative factors, including the examples provided in FASB ASC paragraph 350-20-35-30, in determining whether an interim goodwill impairment test between annual test dates is necessary. On adoption of this ASU, goodwill impairment that results from this requirement to perform Step 2 of the goodwill impairment test would be recognized as cumulative effect adjustment to beginning retained earnings in the period of adoption. The ASU is effective for fiscal year, and interim periods within those years, beginning after December 15, 2010 for a public entity. The Company adopted the ASU as of January 1, 2011. The Company has one reporting unit with goodwill — Mocha Clubs. As the carrying amount of that reporting unit is greater than zero, adoption of this ASU will not have a material impact for the Company.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
3.	ACCOUNTS RECEIVABLE, NET

	December 31,
	2010	2009

Components of accounts receivable, net are as follows:

Casino	$293,976	$283,265
Hotel	4,438	2,457
Other	2,597	681

Sub-total	$301,011	$286,403
Less: allowance for doubtful debts	(41,490)	(24,227)

	$259,521	$262,176

During the years ended December 31, 2010 and 2009, the Company has provided allowance for doubtful debts of $32,241 and $16,114 and has written off accounts receivables of $941 and $643, respectively.
4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2010	2009
Cost
Buildings	$2,439,425	$2,219,127
Furniture, fixtures and equipment	381,231	307,305
Plant and gaming machinery	131,104	114,983
Leasehold improvements	147,530	97,188
Motor vehicles	4,309	3,375

Sub-total	$3,103,599	$2,741,978
Less: accumulated depreciation	(481,040)	(249,780)

Sub-total	$2,622,559	$2,492,198
Construction in progress	49,336	294,448

Property and equipment, net	$2,671,895	$2,786,646

As of December 31, 2010 and 2009, construction in progress in relation to the City of Dreams project primarily included interest paid or payable on loans from shareholders, City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred). As of December 31, 2010 and 2009, total cost capitalized for construction in progress amounted to $7,820 and $35,713, respectively, for the City of Dreams project.
5.	GAMING SUBCONCESSION, NET

	December 31,
	2010	2009

Deemed cost	$900,000	$900,000
Less: accumulated amortization	(243,258)	(186,021)

Gaming subconcession, net	$656,742	$713,979

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
5.	GAMING SUBCONCESSION, NET - continued
The deemed cost was determined based on the estimated fair value of the gaming subconcession. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Company expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2011 through 2021, and approximately $27,135 in 2022.
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
7.	LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS
Long-term prepayment, deposits and other assets consisted of the following:

	December 31,
	2010	2009

Entertainment production costs	$68,483	$42,573
Less: accumulated amortization	(2,283)	—

Entertainment production costs, net	$66,200	$42,573
Deposit and other	12,085	9,792
Long-term receivables, net	17,344	—

Long-term prepayment, deposits and other assets	$95,629	$52,365

Entertainment production costs represent the amount incurred and capitalized for the entertainment show in City of Dreams, which commenced performance in September 2010. The Company expects that amortization of entertainment production costs will be approximately $6,848 each year from 2011 through 2019, and approximately $4,568 in 2020.
Long-term receivables, net includes an allowance for doubtful debts of $14,978 as of December 31, 2010, with $9,978 and $5,000 raised during the years ended December 31, 2010 and 2009, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
8.	LAND USE RIGHTS, NET
Land use rights consisted of the following:

	December 31,
	2010	2009

Altira Macau	$141,543	$141,543
City of Dreams	376,122	376,021

	$517,665	$517,564
Less: accumulated amortization	(89,510)	(69,988)

Land use rights, net	$428,155	$447,576

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry date of the leases of the land use rights of the Altira Macau and City of Dreams projects were March 2031 and August 2033, respectively.
In November 2009, the Company’s subsidiaries, Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”) and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government and recognized additional land premium of $32,118 payable to the Macau government for the increased developable gross floor area of Cotai Land in Macau, where the City of Dreams site located. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium to the Macau government. The land grant amendment process was completed on September 15, 2010.
9.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2010	2009

Construction costs payable	$14,218	$80,668
Customer deposits and ticket sales	50,143	45,852
Outstanding gaming chips and tokens	131,158	136,774
Other gaming related accruals	15,065	21,216
Gaming tax accruals	137,299	67,376
Land use right payable	15,191	29,781
Operating expense accruals	90,867	67,232
Interest rate swap liabilities	8,143	11,344

	$462,084	$460,243

10.	LONG-TERM DEBT
Long-term debt consisted of the following:

	December 31,
	2010	2009

City of Dreams Project Facility	$1,131,805	$1,683,207
$600,000 10.25% senior notes, due 2018	592,443	—

	$1,724,248	$1,683,207
Current portion of long-term debt	(202,997)	(44,504)

	$1,521,251	$1,638,703

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
10.	LONG-TERM DEBT - continued

City of Dreams Project Facility
On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consists of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility matures on September 5, 2014 and is subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility matures on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility and has no interim amortization payment. In addition to the Scheduled Amortization Payments, the Borrower is also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of the following amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) including but not limited to: (i) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group; (ii) the net proceeds of any asset sales; (iii) net termination proceeds paid under the Borrower’s subconcession and certain contracts or agreements; (iv) certain net proceeds or liquidated damages paid; (v) insurance proceeds net of expenses to obtain such proceeds; and (vi) excess cash as defined under a leverage test.
Drawdowns on the Term Loan Facility are, subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants. The Revolving Credit Facility will be made available on a fully revolving basis from the date upon which the Term Loan Facility has been fully drawn, to the date that is one month prior to the Revolving Credit Facility’s final maturity date. As of December 31, 2010, the Term Loan Facility was fully drawn down and the availability period for this facility has expired.
The indebtedness under the City of Dreams Project Facility is guaranteed by the Borrowing Group. Security for the City of Dreams Project Facility includes a first-priority mortgage over all land where Altira Macau and the City of Dreams are located which are held by the subsidiaries of the Company, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group; equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.
The City of Dreams Project Facility agreement contains certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness, (including guarantees), making certain investments, paying dividends and other restricted payments, creating any subsidiaries and selling assets. The City of Dreams Project Facility also requires the Borrowing Group to comply with certain financial covenants, including, but not limited to, a consolidated leverage ratio, a consolidated interest cover ratio and a consolidated cash cover ratio.
In addition, there are provisions that limit or prohibit certain payment of dividends and other distributions by the Borrowing Group to the Company. As of December 31, 2010 and 2009, the net assets of the Borrowing Group of approximately $1,553,000 and $1,543,000 were restricted from being distributed under the terms of the City of Dreams Project Facility, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
10.	LONG-TERM DEBT - continued
City of Dreams Project Facility - continued
In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility (the “Amendment Agreement”). The Amendment Agreement, among other things, (i) amends the date of the first covenant test date to December 31, 2010; (ii) provides additional flexibility to the financial covenants; (iii) removes the obligation but retains the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricts the use of the net proceeds received from the issuance of the Senior Notes to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepaying the Term Loan Facility in an amount of $293,714 and the Revolving Credit Facility in an amount of $150,352, with the remaining net proceeds in an amount of $133,000 deposited in a bank account that is restricted for use to pay future Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000.
In addition to the prepayment of the Term Loan Facility and Revolving Credit Facility in May 2010 as mentioned in the preceding paragraph, the Borrower further repaid $35,693 and prepaid $71,643 of the Term Loan Facility in December 2010 according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively.
Borrowings under the City of Dreams Project Facility bear interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provides for further reductions in the margin if the Borrowing Group satisfies certain prescribed leverage ratio tests upon completion of the City of Dreams project. As of December 31, 2010, the interest rate is reduced to LIBOR or HIBOR plus a margin of 2.50% per annum.
The balance of $250,000 short-term deposits which were placed by the Borrower in May and September 2009 to replace the letters of credit previously provided to support the contingent equity commitment by the major shareholders of MCE, Melco and Crown, were to be released upon the final completion for the City of Dreams project (or earlier subject to lender determination that the full amount is not required to meet remaining costs) and compliance with other release conditions under the City of Dreams Project Facility. As of December 31, 2010, the balance of $22,758 remained in the bank account that was restricted to meet the remaining City of Dreams project costs under disbursement terms.
The Borrower has not drawn down further on the Term Loan Facility and Revolving Credit Facility during the year ended December 31, 2010. During the year ended December 31, 2009, the Borrower drew down a total of $70,951, which includes $12,685 and HK$453,312,004 (equivalent to $58,266) on the Term Loan Facility and a total of $199,740, which includes $32,469 and HK$1,301,364,572 (equivalent to $167,271), on the Revolving Credit Facility, respectively.
The Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. During the year ended December 31, 2010, the Borrower recognized loan commitment fees with credit amount of $3,811, which include a commitment fee of $814 and a reversal of accrual not required of $4,625. Loan commitment fees amounted to $2,253 and $14,965 during the years ended December 31, 2009 and 2008, respectively.
As of December 31, 2010 and 2009, total outstanding borrowings relating to the City of Dreams Project Facility was $1,131,805 and $1,683,207, respectively. Management believes the Company is in compliance with all covenants as of December 31, 2010 and 2009. As of December 31, 2010, approximately $100,488 of the City of Dreams Project Facility remains available for future drawdown.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
10.	LONG-TERM DEBT - continued
$600,000 10.25% senior notes, due 2018
On May 17, 2010, MCE Finance Limited (formerly known as MPEL Holdings Limited, Melco PBL Holdings Limited and MPBL Limited) (“MCE Finance”), a subsidiary of MCE, issued and listed the Senior Notes on the Official List of the Singapore Exchange Securities Trading Limited. The purchase price paid by the initial purchasers was 98.671% of the principal amount. The Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. MCE and one of its subsidiaries, MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance, including Melco Crown Gaming (together with the Senior Guarantors, the “Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior subordinated secured basis. The Senior Notes mature on May 15, 2018. Interest on the Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.
The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. MCE used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that is restricted for use to pay future City of Dreams Project Facility amortization payments commencing December 2010. The Senior Notes have been reflected net of discount under long-term debt in the consolidated balance sheet as of December 31, 2010.
At any time after May 15, 2014, MCE Finance may redeem some or all of the Senior Notes at the redemption prices set forth in the prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. Prior to May 15, 2014, MCE Finance may redeem all or part of the Senior Notes at the redemption price set forth in the prospectus plus the applicable “make-whole” premium described in the prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price set forth in the prospectus, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the prospectus, MCE Finance may redeem the Senior Notes in whole, but not in part, at a price equal to 100% of their principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any Guarantor would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the Senior Notes if the gaming authority of any jurisdiction in which MCE, MCE Finance or any of their respective subsidiaries conducts or proposed to conduct gaming requires holders or beneficial owners of the Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or become licensed or qualified or is found unsuitable.
The indenture governing the Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2010, MCE Finance was in compliance with each of the financial restrictions and requirements.
MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
10.	LONG-TERM DEBT - continued
$600,000 10.25% senior notes, due 2018 - continued
Total interest on long-term debt included amortization of discount in connection with issuance of Senior Notes of $417, interest incurred on Senior Notes of $38,438 for the year ended December 31, 2010, and interest incurred on City of Dreams Project Facility of $39,157, $50,824 and $40,178, for the years ended December 31, 2010, 2009 and 2008, respectively, of which $11,823, $37,374 and $40,178 were capitalized as discussed in Note 2(i) to the consolidated financial statements.
During the years ended December 31, 2010 and 2009, the Company’s average borrowing rates were approximately 6.71% and 5.73% per annum, respectively.
Scheduled maturities of the Company’s long-term debt as of December 31, 2010 including the accretion of debt discounts of approximately $7,557 are as follows:

Year ending December 31,
2011	$202,997
2012	294,383
2013	289,540
2014	344,885
Thereafter	600,000

$1,731,805

11.	OTHER LONG-TERM LIABILITIES

	December 31,
	2010	2009

Interest rate swap liabilities	$2,278	$16,727
Deferred rent liabilities	4,037	3,613
Other deposits received	181	279

	$6,496	$20,619

In connection with the signing of the City of Dreams Project Facility in September 2007 as disclosed in Note 10 to the consolidated financial statements, Melco Crown Gaming entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. In addition to the eight interest rate swap agreements entered in 2007 that expired in 2010, Melco Crown Gaming entered into six and another three interest rate swap agreements in 2008 and 2009 that expire in 2011 and 2012, respectively. Under the interest rate swap agreements, Melco Crown Gaming pays a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each on the payment date. As of December 31, 2010 and 2009, the notional amounts of the outstanding interest rate swap agreements amounted to $492,265 and $842,127, respectively.
These interest rate swap agreements were and are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on consolidated statements of operations from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments were recorded as assets or liabilities on the Company’s consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses is recognized in earnings.
As of December 31, 2010 and 2009, the fair values of interest rate swap agreements were recorded as interest rate swap liabilities, of which $8,143 and $11,344 were included in accrued expenses and other current liabilities and $2,278 and $16,727 were included in other long-term liabilities, respectively. The Company estimates that over the next twelve months, $9,752 (2009: $23,855) of the net unrealized losses on the interest rate swaps will be reclassified from accumulated other comprehensive losses into interest expenses.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	FAIR VALUE MEASUREMENTS
The carrying values of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, amounts due from (to) affiliated companies and shareholders, accounts payable, accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these instruments. The carrying values of City of Dreams Project Facility, loans from shareholders and land use right payable approximate their fair values as they carry market interest rates. The estimated fair value of the Senior Notes, based on quoted market price, was approximately $693,750 as of December 31, 2010. As of December 31, 2010 and 2009, the Company did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Company’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

Quoted Prices
	In Active	Significant
	Market for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs	Total
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Interest rate swap liabilities

December 31, 2010	$—	$10,421	$—	$10,421

December 31, 2009	$—	$28,071	$—	$28,071

The fair value of these interest rate swap agreements approximates the amount the Company would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements are considered a level 2 item in the fair value hierarchy.
13.	CAPITAL STRUCTURE
On May 1, 2009, the Company issued 67,500,000 ordinary shares and 22,500,000 ADSs, representing a total of 135,000,000 ordinary shares, to the public in a follow-on offering with net proceeds after deducting the offering expenses amounted to $174,417.
On May 19, 2009, the Company approved the resolution to increase the authorized share capital from 1.5 billion ordinary shares of a nominal or par value of USD0.01 each to 2.5 billion ordinary shares of a nominal or par value of USD0.01 each.
On August 18, 2009, the Company issued an additional 42,718,445 ADSs, representing 128,155,335 ordinary shares, to the public in a further follow-on offering with net proceeds after deducting the offering expenses which amounted to $209,112.
In connection with the Company’s restricted shares granted as disclosed in Note 15 to the consolidated financial statements, 1,254,920, 8,297,110 and 226,317 ordinary shares were vested and issued during the years ended December 31, 2010, 2009 and 2008, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
13.	CAPITAL STRUCTURE - continued
The Company issued 8,785,641 and 2,614,706 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the years ended December 31, 2010 and 2009, respectively. As of December 31, 2010, 43,737 (2009: 2,528,319) and 804,285 (2009: nil) of these ordinary shares have been issued to employees upon vesting of restricted shares and exercise of share options, respectively, and the balance of 8,409,186 (2009: 471,567) ordinary shares continue to be held by the Company for future issuance.
As of December 31, 2010 and 2009, the Company had 1,597,248,925 and 1,595,145,983 ordinary shares issued and outstanding, respectively.
14.	INCOME TAX EXPENSE (CREDIT)
The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively during the years ended December 31, 2010, 2009 and 2008.
Pursuant to the approval notices issued by Macau government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax for income generated from gaming operations for five years commencing from 2007 to 2011.
The Macau government has granted to a subsidiary of the Company, Altira Hotel Limited, the declaration of utility purpose benefit in 2007, pursuant to which, for a period of 12 years, it is entitled to a property tax holiday on any immovable property that it owns or has been granted. Under such tax holiday, it will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Macau government has also granted to Altira Hotel Limited a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which it is entitled to a vehicle tax holiday provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase.
The provision for income tax consisted of:

	Year Ended December 31,
	2010	2009	2008

Income tax provision for current year:
Macau Complementary Tax	$165	$190	$—
Hong Kong Profits Tax	473	731	892
Profits tax in other jurisdictions	65	—	—

Sub-total	$703	$921	$892

(Over) under provision of income tax in prior years:
Macau Complementary Tax	$(18)	$2	$—
Hong Kong Profits Tax	(1)	351	(239)
Profits tax in other jurisdictions	8	—	—

Sub-total	$(11)	$353	$(239)

Deferred tax charge (credit):
Macau Complementary Tax	$166	$(1,537)	$(2,038)
Hong Kong Profits Tax	58	131	(85)
Profits tax in other jurisdictions	4	—	—

Sub-total	$228	$(1,406)	$(2,123)

Total income tax expense (credit)	$920	$(132)	$(1,470)

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
14.	INCOME TAX EXPENSE (CREDIT) - continued
A reconciliation of the income tax expense (credit) to loss before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2010	2009	2008

Loss before income tax	$(9,605)	$(308,593)	$(3,933)
Macau Complementary Tax rate	12%	12%	12%
Income tax credit at Macau Complementary Tax rate	(1,153)	(37,031)	(472)
Effect of different tax rates of subsidiaries operating in other jurisdictions	169	235	126
(Over) under provision in prior years	(11)	353	(239)
Effect of income for which no income tax expense is payable	(258)	(633)	(1,102)
Effect of expense for which no income tax benefit is receivable	7,868	2,978	779
Effect of tax holiday granted by Macau government	(28,069)	—	(8,855)
Losses that cannot be carried forward	—	15,639	—
Change in valuation allowance	22,374	18,327	8,293

	$920	$(132)	$(1,470)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% (2009 and 2008: 12%) and 16.5% (2009 and 2008: 16.5%) on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the relevant years, if applicable. Profits tax in other jurisdictions for the year ended December 31, 2010 was provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for the profits tax in other jurisdictions for the years ended December 31, 2009 and 2008 was made as the representative offices and branches incurred tax losses where they operate. No provision for income tax in the United States of America for the years ended December 31, 2010, 2009 and 2008 was provided as the subsidiaries incurred tax losses.
Melco Crown Gaming has been granted with a tax holiday from Macau Complementary Tax on casino gaming profits by the Macau government in 2007. In February 2011, Melco Crown Gaming applied for an additional 5-year exemption from Macau Complementary Tax on casino gaming profits. Melco Crown Gaming reported net loss during the year ended December 31, 2009 which had no impact to the basic and diluted loss per share of the Company. During the years ended December 31, 2010 and 2008, Melco Crown Gaming reported net income and had the Company been required to pay such taxes, the Company’s consolidated net loss for the years ended December 31, 2010 and 2008 would have been increased by $28,069 and $8,855, respectively, and basic and diluted loss per share would have reported additional loss of $0.018 and $0.007 per share, respectively. The Company’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its concession agreement.
The positive effective tax rate for the year ended December 31, 2010 was 9.6% and the negative effective tax rates for the years ended December 31, 2009 and 2008 were 0.04% and 37.4%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December 31, 2010, 2009 and 2008, the impact of a net loss of Melco Crown Gaming during the year ended December 31, 2009 and the effect of tax holiday granted by the Macau government as described in the preceding paragraph during the years ended December 31, 2010 and 2008.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
14.	INCOME TAX EXPENSE (CREDIT) - continued
The deferred income tax assets and liabilities as of December 31, 2010 and 2009, consisted of the following:

	December 31,
	2010	2009
Deferred income tax assets
Net operating loss carryforwards	$47,183	$33,085

Valuation allowance
Current	(6,968)	(7,311)
Long-term	(40,190)	(25,774)

Sub-total	$(47,158)	$(33,085)

Total net deferred income tax assets	$25	$—

Deferred income tax liabilities
Land use rights	$(16,209)	$(17,149)
Intangible assets	(505)	(505)
Unrealized capital allowance	(1,296)	(103)

Net deferred income tax liabilities	$(18,010)	$(17,757)

As of December 31, 2010 and 2009, valuation allowance of $47,158 and $33,085 were provided respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2010, adjusted operating tax loss carry forwards, amounting to $58,064, $148,469 and $186,451 will expire in 2011, 2012 and 2013, respectively. Operating tax loss carry forwards of $60,923 has expired during the year ended December 31, 2010.
Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
An evaluation of the tax position for recognition was conducted by the Company by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Company concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2010, 2009 and 2008 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2010 and 2009, there was no interest and penalties related to uncertain tax positions being recognized in the consolidated financial statements. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.
The positions of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statue of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong and the United States of America are 5 years, 6 years and 3 years, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION
The Company has adopted a share incentive plan in 2006, to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, directors and consultants and to promote the success of its business. Under the share incentive plan, the Company may grant either options to purchase the Company’s ordinary shares or restricted shares. The plan administrator will determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Company grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of its share capital, the exercise price cannot be less than 110% of the fair market value of its ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The Board of Directors of the Company has approved the removal of the maximum award amount of 50,000,000 shares over the first five years. The removal of such maximum limit for the first five years was approved by the shareholders of the Company at the general meeting held in May 2009. As of December 31, 2010 and 2009, 63,347,487 shares and 62,964,552 shares out of 100,000,000 shares remain available for the grant of stock options or restricted shares respectively.
The Company granted ordinary share options to certain personnel during the years ended December 31, 2010, 2009 and 2008 with exercise price determined at the closing price of the date of grant. These ordinary share options became exercisable over different vesting periods ranging from immediately vested on date of grant to four years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant, except for options granted in the exchange program, described below, which have a range of 7.7 to 8.3 years life.
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
During the year ended December 31, 2009, the Company settled bonus provision related to the year ended December 31, 2008 to employees with approximately 6.4 million restricted shares granted and vested on the same date in 2009. The total fair value of those restricted shares amounted to $6,914 and approximated the bonus balance accrued as of December 31, 2008 in the consolidated balance sheet.
The Company has also granted restricted shares to certain personnel during the years ended December 31, 2010, 2009 and 2008. These restricted shares have a vesting period ranging from immediately vested on date of grant to four years. The grant date fair value is determined with reference to the market closing price at date of grant.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION - continued
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
The fair value per option was estimated at the date of grant using the following weighted-average assumptions (excludes options granted in the stock option exchange program):

	December 31,
	2010	2009	2008

Expected dividend yield	—	—	—
Expected stock price volatility	79.24%	74.60%	57.65%
Risk-free interest rate	1.78%	1.45%	1.67%
Forfeiture rate	—	—	—
Expected average life of options (years)	5.5	5.5	4.7
Share Options
A summary of share options activity under the share incentive plan as of December 31, 2010 and 2009, and changes during the years ended December 31, 2010, 2009 and 2008 are presented below:

			Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value

Outstanding at January 1, 2008	3,716,876	$5.02
Granted	20,558,343	$1.83
Exercised	—	—
Forfeited	(2,003,178)	$4.34
Expired	(1,795)	$5.06

Outstanding at December 31, 2008	22,270,246	$2.14
Granted	4,792,536	$1.07
Granted under option exchange program	3,612,327	$1.43
Exercised	—	—
Forfeited	(2,809,419)	$1.93
Expired	(104,738)	$4.58
Cancelled under option exchange program	(5,418,554)	$4.39

Outstanding at December 31, 2009	22,342,398	$1.26
Granted	4,266,174	$1.17
Exercised	(804,285)	$1.17
Forfeited	(5,169,216)	$1.27
Expired	(181,578)	$4.48

Outstanding at December 31, 2010	20,453,493	$1.22	7.20	$20,016

Exercisable at December 31, 2010	7,950,311	$1.23	5.81	$8,060

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION - continued
A summary of share options vested and expected to vest at December 31, 2010 are presented below:

Vested
Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value

Range of exercise prices per share ($1.01- $5.06) (Note)	7,950,311	$1.23	5.81	$8,060

Note: 8,571,224 share options vested and 181,578 vested share options expired during the year ended December 31, 2010.

Expected to Vest
Weighted-
		Weighted-	Average
	Number	Average	Remaining	Aggregate
	of Share	Exercise	Contractual	Intrinsic
	Options	Price per Share	Term	Value
Range of exercise prices per share ($1.01 - $5.06)	12,503,182	$1.21	8.08	$11,956

The weighted-average fair value of share options granted (excludes options granted in the stock option exchange program) during the years ended December 31, 2010, 2009 and 2008 were $0.84, $0.67 and $0.80, respectively. 804,285 share options were exercised and proceeds amounted to $938 were recognized during the year ended December 31, 2010. The total intrinsic value of share options exercised for the year ended December 31, 2010 was $767. No share options were exercised during the years ended December 31, 2009 and 2008 and therefore no cash proceeds were recognized.
As of December 31, 2010, there was $6,988 unrecognized compensation costs related to unvested share options. The costs are expected to be recognized over a weighted-average period of 2.25 years.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
15.	SHARE-BASED COMPENSATION - continued
Restricted Shares
A summary of the status of the share incentive plan’s restricted shares as of December 31, 2010, and changes during the years ended December 31, 2010, 2009 and 2008 are presented below:

	Number of	Weighted-
	Restricted	Average Grant
	Shares	Date Fair Value

Unvested at January 1, 2008	2,006,444	$6.33
Granted	6,529,844	1.30
Vested	(226,317)	6.33
Forfeited	(771,895)	5.88

Unvested at December 31, 2008 and January 1, 2009	7,538,076	$2.02
Granted	7,071,741	1.09
Vested	(10,825,445)	1.61
Forfeited	(538,341)	1.61

Unvested at December 31, 2009 and January 1, 2010	3,246,031	$1.41
Granted	1,463,151	1.38
Vested	(1,298,657)	1.67
Forfeited	(761,466)	1.27

Unvested at December 31, 2010	2,649,059	$1.31

The total fair values at date of grant of the restricted shares vested during the years ended December 31, 2010, 2009 and 2008 were $2,166, $17,433 and $1,433, respectively.
As of December 31, 2010, there was $2,346 of unrecognized compensation costs related to restricted shares. The costs are expected to be recognized over a weighted-average period of 2.05 years.
The impact of share options and restricted shares for the years ended December 31, 2010, 2009 and 2008 recognized in the consolidated financial statements were as follows:

	Year Ended December 31,
	2010	2009	2008

Share options	$4,439	$5,169	$2,598
Restricted shares	1,606	6,638	4,420

Total share-based compensation expenses	$6,045	$11,807	$7,018
Less: share-based compensation expenses capitalized	(2)	(422)	(163)

Share-based compensation recognized in general and administrative expenses	$6,043	$11,385	$6,855

16.	EMPLOYEE BENEFIT PLANS
The Company provides defined contribution plans for their employees in Macau, Hong Kong, United States of America and other jurisdictions. For the years ended December 31, 2010, 2009 and 2008, the Company’s contributions into the provident fund were $5,070, $5,012 and $4,584, respectively.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17.	DISTRIBUTION OF PROFITS
All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2010 and 2009, the balance of the reserve amounted to $3 in each of those years.
The City of Dreams Project Facility contains restrictions on payment of dividends for the Borrowing Group. There is a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries will only be able to pay dividends if they satisfy certain financial tests and conditions.
The indenture governing the Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries.
18.	COMMITMENTS AND CONTINGENCIES
(a)	Capital Commitments
As of December 31, 2010, the Company had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams totaling $2,843.
Melco Crown (COD) Developments and Melco Crown Gaming, subsidiaries of the Company, accepted in principle an offer from the Macau government to acquire the Cotai Land in Macau, where the City of Dreams site located, for approximately $105,091, with $37,437 paid at signing of the government lease in February 2008. In August 2008, Melco Crown (COD) Developments obtained the official title of this land use right for approximately $105,091, of which $65,659 has been paid as of December 31, 2010 and the remaining amount of $39,432, accrued with 5% interest per annum, will be paid in five biannual instalments. In November 2009, Melco Crown (COD) Developments and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau government and recognized additional land premium of $32,118 payable to the Macau government for the increased developable gross floor area of Cotai Land for City of Dreams. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional land premium to the Macau government. The land grant amendment process was completed on September 15, 2010. As of December 31, 2010 and 2009, the total outstanding balances of the land use right has been included in accrued expenses and other current liabilities in an amount of $15,191 and $29,781 and in land use right payable in an amount of $24,241 and $39,432, respectively. A guarantee deposit of approximately $424 was also paid upon signing of the government lease in February 2008. According to the terms of the revised offer from the Macau government, payment in the form of government land use fees in an aggregate amount of $1,185 per annum is payable to the Macau government and such amount may be adjusted every five years as agreed between the Macau government and Melco Crown (COD) Developments, using the applicable market rates in effect at the time of the adjustment. As of December 31, 2010, the Company’s total commitments of payment in form of government land use fees for the City of Dreams site was $26,754.
In 2006, the Macau government had officially granted the Taipa Land to Altira Developments Limited (“Altira Developments”), a subsidiary of the Company. A guarantee deposit of approximately $20 was paid upon signing of the lease in 2006. Payment in the form of government land use fees in an aggregate amount of $171 per annum became payable to the Macau government and such amount may be adjusted every five years as agreed between the Macau government and Altira Developments, using the applicable market rates in effect at the time of the adjustment. As of December 31, 2010, the Company’s total commitments of payment in form of government land use fees for the Altira Macau site was $3,453.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
18.	COMMITMENTS AND CONTINGENCIES - continued
(b)	Lease Commitments and Other Arrangements
Operating Leases — As a lessee
The Company leases office space, Mocha Club sites, staff quarters and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2021. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Company and its lessor. During the years ended December 31, 2010, 2009 and 2008, the Company incurred rental expenses amounting to $15,373, $14,557 and $12,060, respectively.
As of December 31, 2010, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,

2011	$10,734
2012	7,382
2013	5,339
2014	3,853
2015	2,564
Over 2015	7,103

Total minimum lease payments	$36,975

As grantor of operating and right to use arrangement
The Company entered into non-cancellable operating and right to use agreements for mall spaces in the City of Dreams site with various retailers that expire at various dates through July 2016. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2010, 2009 and 2008, the Company received contingent fees amount to $12,801, $5,547 and nil, respectively.
As of December 31, 2010, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,

2011	$10,836
2012	10,440
2013	9,770
2014	9,233
2015	4,998
Over 2015	848

Total minimum future fees to be received	$46,125

The total minimum future fees do not include the escalated contingent fee clauses.
(c)	Other Commitments
On September 8, 2006, the Macau government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:
i)	To pay the Macau government a fixed annual premium of $3,744 (MOP30,000,000) starting from June 26, 2009 or earlier, if the hotel, casino and resort projects operated by the Company’s subsidiaries are not completed by then.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
18.	COMMITMENTS AND CONTINGENCIES - continued
(c)	Other Commitments - continued
ii)	To pay the Macau government a variable premium depending on the number and type of gaming tables and gaming machines that the Company operates. The variable premium is calculated as follows:
•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;
•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and
•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.
iii)	To pay the Macau government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau government.
iv)	To pay the Macau government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.
v)	To pay special gaming tax to the Macau government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.
vi)	Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession. A sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.
As of December 31, 2010, the Company had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and the City of Dreams totaling $2,421. Expenses for the shuttle buses and limousines services during the years ended December 31, 2010 and 2009 amounted to $12,709 and $10,653, respectively.
As of December 31, 2010, the Company had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Mocha Clubs, Altira Macau and the City of Dreams totaling $8,670. Expenses for such services during the years ended December 31, 2010 and 2009 amounted to $17,201 and $5,561, respectively.
As of December 31, 2010, the Company had other commitments contracted for but not provided in respect of trademark and memorabilia license fee for the operations of City of Dreams hotels and casino totaling $7,579. Expenses for the trademark and memorabilia license fee during the years ended December 31, 2010 and 2009 amounted to $1,610 and $889, respectively.
As of December 31, 2010, the Company had other commitments contracted for but not provided in respect of fee for the operations of entertainment show in City of Dreams, which commenced performance in September 2010, totaling $28,833. Expenses for such fee for the operations of entertainment show during the year ended December 31, 2010 amounted to $2,349.
(d)	Contingencies
As of December 31, 2010, the Melco Crown Gaming has issued a promissory note (“livranca”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau government as disclosed in Note 18(c)(vi) to the consolidated financial statements.
As of December 31, 2010, the Company has entered into two deeds of guarantee with third parties amounted to $10,000 to guarantee certain payment obligations of the City of Dreams’ operations.
As of December 31, 2010, a bank guarantee issued to the Macau government amounted to $22,462 (MOP180,000,000) to guarantee payment of additional land premium payable as disclosed in Note 8 to the consolidated financial statements has been released.

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
19.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2010, 2009 and 2008, the Company entered into the following material related party transactions:

	Year Ended December 31,
	2010	2009	2008

Amounts paid/payable to affiliated companies

Advertising and promotional expenses	$75	$211	$597
Consultancy fee capitalized in construction in progress	—	1,312	246
Consultancy fee recognized as expense	868	1,301	1,168
Management fees	17	45	1,698
Network support fee	—	28	52
Office rental	2,271	2,354	1,466
Operating and office supplies	181	257	255
Property and equipment	1,287	59,482	16,327
Repairs and maintenance	236	87	655
Service fee expense	500	748	781
Traveling expense capitalized in construction in progress	3	65	66
Traveling expense recognized as expense	3,542	2,809	1,387

Amounts received/receivable from affiliated companies

Other service fee income	268	896	276
Rooms and food and beverage income	80	23	100
Sales proceeds for disposal of property and equipment	—	—	2,788

Amounts paid/payable to shareholders

Interest charges capitalized in construction in progress	—	963	3,367
Interest charges recognized as expense	242	215	—

Amounts received/receivable from a shareholder

Other service fee income	23	—	—
Rooms and food and beverage income	39	—	—

Details of those material related party transactions provided in the table above are as follows:

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS - continued
(a)	Amounts Due From Affiliated Companies
Melco’s subsidiary and its associated companies — The Company reimbursed Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer during the years ended December 31, 2010, 2009 and 2008. Melco’s subsidiary provided services to the Company which included management of general and administrative matters and consultancy during the years ended December 31, 2010, 2009 and 2008, and advertising and promotion, system maintenance and administration support and repairs and maintenance during the year ended December 31, 2008. Other service fee income was received from Melco’s subsidiary during the years ended December 31, 2010 and 2009 and Melco’s subsidiary purchased rooms and food and beverage services from the Company during the year ended December 31, 2009. Melco’s associated companies purchased rooms and food and beverage services from the Company during the year ended December 31, 2009 and the Company purchased property and equipment from Melco’s associated company during the year ended December 31, 2009. The outstanding balance due from Melco’s subsidiary as of December 31, 2010 was $1,463, mainly related to prepayment of operating expenses, and as of December 31, 2009, the outstanding balance with Melco’s subsidiary was a payable of $607. The outstanding balances due from Melco’s associated companies as of December 31, 2010 and 2009 amounted to $1 in each of those periods. These amounts were unsecured, non-interest bearing and repayable on demand.
Shun Tak Holdings Limited’s subsidiary — Shun Tak Holdings Limited’s subsidiary purchased rooms and food and beverage services from the Company, and provided traveling services to the Company during the year ended December 31, 2010, a company in which relatives of Mr. Lawrence Ho, the Company’s Co-Chairman and Chief Executive Officer, have beneficial interests. As of December 31, 2010 and 2009, the outstanding balances due from this subsidiary of Shun Tak Holdings Limited of $64 and nil, respectively, were unsecured, non-interest bearing and repayable on demand.
(b)	Amounts Due To Affiliated Companies
Elixir International Limited, or Elixir — The Company purchased property and equipment and services including repairs and maintenance, operating and office supplies and consultancy from Elixir, a wholly-owned subsidiary of Melco before Melco disposed of it in July 2010, primarily related to the Altira Macau and City of Dreams during the years ended December 31, 2010, 2009 and 2008. The Company paid network support fee to Elixir during the years ended December 31, 2009 and 2008. Certain gaming machines were sold to Elixir during the year ended December 31, 2008 and Elixir purchased rooms and food and beverage services from the Company during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2009, the outstanding balance due to Elixir of $5,046 was unsecured, non-interest bearing and repayable on demand.
Sociedade de Turismo e Diversões de Macau, S.A.R.L., or STDM and its subsidiaries (together with STDM referred to STDM Group) and Shun Tak Holdings Limited and its subsidiaries (referred to Shun Tak Group) — The Company incurred expenses associated with its use of STDM and Shun Tak Group ferry and hotel accommodation services within Hong Kong and Macau during the years ended December 31, 2010, 2009 and 2008. Relatives of Mr. Lawrence Ho, have beneficial interests within those companies. The traveling expenses in connection with construction of City of Dreams were capitalized as costs related to construction in progress during the construction period for the years ended December 31, 2010, 2009 and 2008. The Company paid advertising and promotional expenses to STDM Group during the years ended December 31, 2010, 2009 and 2008, and Shun Tak Group during the years ended December 31, 2009 and 2008, respectively. The Company incurred rental expenses from leasing office premises from STDM Group and Shun Tak Group during the years ended December 31, 2010, 2009 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to STDM Group of $164 and $171 and Shun Tak Group of $276 and $440, respectively, were unsecured, non-interest bearing and repayable on demand.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
19.	RELATED PARTY TRANSACTIONS - continued
(b)	Amounts Due To Affiliated Companies - continued
Melco’s subsidiaries and its associated companies — Melco’s subsidiary provided consultancy services to the Company during the year ended December 31, 2010. The Company purchased operating and office supplies from Melco’s subsidiary and its associated companies during the years ended December 31, 2010 and 2008. The Company incurred rental expenses from leasing office premises from Melco’s subsidiary during the years ended December 31, 2010, 2009 and 2008. The Company purchased property and equipment from Melco’s subsidiaries and its associated companies during the years ended December 31, 2009 and 2008. Melco’s associated company provided network support and repairs and maintenance services to the Company during the year ended December 31, 2008. Melco’s associated companies purchased rooms and food and beverage services from the Company during the years ended December 31, 2009 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to Melco’s subsidiaries and its associated companies of $134 and $113, respectively, were unsecured, non-interest bearing and repayable on demand.
Lisboa Holdings Limited, or Lisboa and Sociedade de Jogos de Macau S.A., or SJM - During the years ended December 31, 2010, 2009 and 2008, the Company paid rental expenses and service fees for Mocha Clubs gaming premises to Lisboa and SJM, companies in which relatives of Mr. Lawrence Ho have beneficial interests. There were no outstanding balances with Lisboa and SJM as of December 31, 2010 and 2009.
Crown’s subsidiary — Crown’s subsidiary provided services to the Company primarily for the construction of City of Dreams and the operations which included general consultancy and management of sale representative offices during the years ended December 31, 2010, 2009 and 2008. Part of the consultancy charges was capitalized as costs related to construction in progress during construction period for the years ended December 31, 2009 and 2008. The Company reimbursed Crown’s subsidiary for associated costs including traveling expenses during the years ended December 31, 2010, 2009 and 2008. The Company purchased property and equipment from Crown’s subsidiary during the years ended December 31, 2009 and 2008. The Company received rental income from Crown’s subsidiary during the year ended December 31, 2010 and other service fee income from Crown’s subsidiary during the years ended December 31, 2010, 2009 and 2008. Crown’s subsidiary purchased rooms and food and beverage services from the Company during the years ended December 31, 2010 and 2008. As of December 31, 2010 and 2009, the outstanding balances due to Crown’s subsidiary of $99 and $975, respectively, were unsecured, non-interest bearing and repayable on demand.
Shuffle Master Asia Limited, or Shuffle Master, and Stargames Corporation Pty. Limited, or Stargames — The Company purchased spare parts, property and equipment and lease of equipment with Shuffle Master during the years ended December 31, 2009 and 2008. The Company incurred repairs and maintenance expense with Shuffle Master and Stargames during the year ended December 31, 2008, in which the Company’s former Chief Operating Officer who resigned this position in May 2009 was an independent non-executive director of its parent company during this period. There were no outstanding balances with Shuffle Master and Stargames as of December 31, 2009.
Chang Wah Garment Manufacturing Company Limited, or Chang Wah — The Company purchased uniforms from Chang Wah during the years ended December 31, 2009 and 2008, a company in which a relative of Mr. Lawrence Ho had beneficial interest until end of December 2009, for Altira Macau and City of Dreams. The outstanding balance due to Chang Wah as of December 31, 2009 of $32 was unsecured, non-interest bearing and repayable on demand.
MGM Grand Paradise Limited, or MGM — The Company paid rental expenses and purchased property and equipment from MGM during the year ended December 31, 2009, a company in which a relative of Mr. Lawrence Ho has beneficial interest, for City of Dreams. There were no outstanding balances with MGM as of December 31, 2010 and 2009.

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
The outstanding loan balances due to Melco as of December 31, 2010 and 2009 amounted to $74,367 in each of those years, were unsecured and interest bearing at 3-months HIBOR per annum and at 3-months HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009. As of December 31, 2010, the loan balance due to Melco was repayable in May 2012.
The Company received other service fee income from Melco during the year ended December 31, 2010 and Melco purchased rooms and food and beverage services from the Company during the years ended December 31, 2010 and 2009. The amounts of $23 and $17 due to Melco as of December 31, 2010 and 2009, respectively, mainly related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.
The outstanding loan balances due to Crown as of December 31, 2010 and 2009 amounted to $41,280 in each of those years, were unsecured and interest bearing at 3-months HIBOR per annum. As of December 31, 2010, the loan balance due to Crown was repayable in May 2012.
The amounts of $13 and $8 due to Crown as of December 31, 2010 and 2009, respectively, related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.
20.	SEGMENT INFORMATION
The Company is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams. As of December 31, 2008, Mocha Clubs and Altira Macau were the two primary businesses of the Company. Subsequent to the opening of City of Dreams in June 2009, City of Dreams has become one of the three primary businesses of the Company as of December 31, 2010 and 2009. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.
Total Assets

	December 31,
	2010	2009
Mocha Clubs	$145,173	$144,455
Altira Macau	571,504	575,477
City of Dreams	3,202,692	3,075,052
Corporate and Others	965,071	1,067,861

Total consolidated assets	$4,884,440	$4,862,845

Capital Expenditures

	Year Ended December 31,
	2010	2009	2008
Mocha Clubs	$13,140	$11,448	$15,491
Altira Macau	7,784	6,712	6,275
City of Dreams	94,279	808,424	1,148,098
Corporate and Others	4,457	2,152	21,334

Total capital expenditures	$119,660	$828,736	$1,191,198

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
20.	SEGMENT INFORMATION - continued
For the years ended December 31, 2010, 2009 and 2008, there was no single customer that contributed more than 10% of the total revenues.
The Company’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2010	2009	2008
NET REVENUES
Mocha Clubs	$111,984	$97,984	$91,967
Altira Macau	859,755	658,043	1,313,047
City of Dreams	1,638,401	552,141	—
Corporate and Others	31,836	24,705	11,120

Total net revenues	2,641,976	1,332,873	1,416,134

ADJUSTED PROPERTY EBITDA (1)
Mocha Clubs	29,831	25,416	25,805
Altira Macau	133,679	13,702	162,487
City of Dreams	326,338	56,666	(23)

Total adjusted property EBITDA	489,848	95,784	188,269

OPERATING COSTS AND EXPENSES
Pre-opening costs	(18,648)	(91,882)	(21,821)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(19,522)	(18,395)	(18,269)
Depreciation and amortization	(236,306)	(141,864)	(51,379)
Share-based compensation	(6,043)	(11,385)	(6,855)
Property charges and others	(91)	(7,040)	(290)
Corporate and others expenses	(59,489)	(40,028)	(31,244)

Total operating costs and expenses	(397,336)	(367,831)	(187,095)

OPERATING INCOME (LOSS)	92,512	(272,047)	1,174

NON-OPERATING EXPENSES
Interest income	404	498	8,215
Interest expenses, net of capitalized interest	(93,357)	(31,824)	—
Amortization of deferred financing costs	(14,302)	(5,974)	(765)
Loan commitment fees	3,811	(2,253)	(14,965)
Foreign exchange gain, net	3,563	491	1,436
Other income, net	1,074	2,516	972
Costs associated with debt modification	(3,310)	—	—

Total non-operating expenses	(102,117)	(36,546)	(5,107)

LOSS BEFORE INCOME TAX	(9,605)	(308,593)	(3,933)
INCOME TAX (EXPENSE) CREDIT	(920)	132	1,470

NET LOSS	$(10,525)	$(308,461)	$(2,463)

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, other expenses (including pre-opening costs, share-based compensation, property charges and others, corporate and other expenses and non-operating expenses). The chief operating decision maker used Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau and City of Dreams and to compare the operating performance of its properties with those of its competitors.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION
In May 2010, MCE Finance (“Issuer”), a subsidiary of MCE (the “Parent”), issued $600,000 10.25% Senior Notes due 2018 as disclosed in Note 10 to the consolidated financial statements.
The Issuer and all subsidiary guarantors except Melco Crown Gaming are 100% directly or indirectly owned by the Parent guarantor. Certain Macau laws require companies limited by shares (sociedade anónima) incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Gaming is indirectly owned by the Parent. While MCE complies with the Macau laws, Melco Crown Gaming is considered an indirectly 100% owned subsidiary of the Parent for purposes of the consolidated financial statements of the Parent because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP 1 on the winding up or liquidation of Melco Crown Gaming and to receive an aggregate annual dividend of MOP 1. The City of Dreams Project Facility and the gaming subconcession agreement significantly restrict the Parent’s, the Issuer’s and the subsidiary guarantors’ ability to obtain funds from each other guarantor subsidiary in the form of a dividend or loan.
Condensed consolidating financial statements for the Parent, Issuer, guarantor subsidiaries and non-guarantor subsidiaries as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009, and 2008 are presented in the following tables. Information has been presented such that investments in subsidiaries, if any, are accounted for under the equity method and the principal elimination entries eliminate the investments in subsidiaries and intercompany balances and transactions. Additionally, the guarantor and non-guarantor subsidiaries are presented on a combined basis.

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued
CONDENSED CONSOLIDATING BALANCE SHEETS
December 31, 2010

			Guarantor	Non-guarantor
	Parent	Issuer	Subsidiaries (1)	Subsidiaries	Elimination	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,198	$—	$410,767	$27,958	$—	$441,923
Restricted cash	—	—	167,286	—	—	167,286
Accounts receivable, net	—	—	259,521	—	—	259,521
Amounts due from affiliated companies	1,351	—	167	60	(50)	1,528
Intercompany receivables	77,682	8,099	32,198	174,481	(292,460)	—
Amount due from a shareholder	—	—	1	—	(1)	—
Income tax receivable	198	—	—	—	—	198
Inventories	—	—	10,228	—	—	10,228
Prepaid expenses and other current assets	4,722	9	13,810	1,247	—	19,788

Total current assets	87,151	8,108	893,978	203,746	(292,511)	900,472

PROPERTY AND EQUIPMENT, NET	—	—	2,660,069	11,826	—	2,671,895
GAMING SUBCONCESSION, NET	—	—	656,742	—	—	656,742
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENTS IN SUBSIDIARIES	2,734,880	2,254,958	4,058,120	6,301	(9,054,259)	—
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	641	—	94,470	518	—	95,629
DEFERRED TAX ASSETS	—	—	—	25	—	25
DEFERRED FINANCING COSTS	—	13,452	31,935	—	—	45,387
LAND USE RIGHTS, NET	—	—	428,155	—	—	428,155

TOTAL	$2,822,672	$2,276,518	$8,909,604	$222,416	$(9,346,770)	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$—	$—	$8,880	$—	$—	$8,880
Accrued expenses and other current liabilities	1,889	8,270	441,642	10,283	—	462,084
Income tax payable	—	—	—	934	—	934
Current portion of long-term debt	—	—	202,997	—	—	202,997
Intercompany payables	181,771	19	93,329	17,341	(292,460)	—
Amounts due to affiliated companies	137	—	510	76	(50)	673
Amounts due to shareholders	37	—	—	—	(1)	36

Total current liabilities	183,834	8,289	747,358	28,634	(292,511)	675,604

LONG-TERM DEBT	—	592,443	928,808	—	—	1,521,251
OTHER LONG-TERM LIABILITIES	—	—	6,476	20	—	6,496
DEFERRED TAX LIABILITIES	—	—	17,818	192	—	18,010
ADVANCE FROM ULTIMATE HOLDING COMPANY	—	—	1,047,648	11,254	(1,058,902)	—
LOAN FROM INTERMEDIATE HOLDING COMPANY	—	—	578,617	—	(578,617)	—
LOANS FROM SHAREHOLDERS	115,647	—	—	—	—	115,647
LAND USE RIGHT PAYABLE	—	—	24,241	—	—	24,241
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	2,523,191	1,675,786	5,558,638	182,316	(7,416,740)	2,523,191

TOTAL	$2,822,672	$2,276,518	$8,909,604	$222,416	$(9,346,770)	$4,884,440

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued
CONDENSED CONSOLIDATING BALANCE SHEETS
December 31, 2009

			Guarantor	Non-guarantor
	Parent	Issuer	Subsidiaries (1)	Subsidiaries	Elimination	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$34,358	$—	$177,057	$1,183	$—	$212,598
Restricted cash	—	—	233,085	3,034	—	236,119
Accounts receivable, net	—	—	262,176	—	—	262,176
Amounts due from affiliated companies	—	—	14	31	(44)	1
Intercompany receivables	64,676	—	10,069	176,169	(250,914)	—
Inventories	—	—	6,534	—	—	6,534
Prepaid expenses and other current assets	12,605	—	15,101	1,718	(9,656)	19,768

Total current assets	111,639	—	704,036	182,135	(260,614)	737,196

PROPERTY AND EQUIPMENT, NET	—	—	2,773,321	13,325	—	2,786,646
GAMING SUBCONCESSION, NET	—	—	713,979	—	—	713,979
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENTS IN SUBSIDIARIES	2,697,541	1,665,989	4,058,121	6,301	(8,427,952)	—
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	1,178	—	50,685	502	—	52,365
DEFERRED FINANCING COST	—	—	38,948	—	—	38,948
LAND USE RIGHTS, NET	—	—	447,576	—	—	447,576

TOTAL	$2,810,358	$1,665,989	$8,872,801	$202,263	$(8,688,566)	$4,862,845

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$—	$—	$8,719	$—	$—	$8,719
Accrued expenses and other current liabilities	3,302	—	462,749	3,848	(9,656)	460,243
Income tax payable	387	—	—	381	—	768
Current portion of long-term debt	—	—	44,504	—	—	44,504
Intercompany payables	180,336	1	64,185	6,392	(250,914)	—
Amounts due to affiliated companies	1,620	—	5,655	153	(44)	7,384
Amounts due to shareholders	22	—	—	3	—	25

Total current liabilities	185,667	1	585,812	10,777	(260,614)	521,643

LONG-TERM DEBT	—	—	1,638,703	—	—	1,638,703
OTHER LONG-TERM LIABILITIES	—	—	20,606	13	—	20,619
DEFERRED TAX LIABILITIES	—	—	17,654	103	—	17,757
ADVANCE FROM ULTIMATE HOLDING COMPANY	—	—	1,021,869	11,254	(1,033,123)	—
LOANS FROM SHAREHOLDERS	115,647	—	—	—	—	115,647
LAND USE RIGHT PAYABLE	—	—	39,432	—	—	39,432
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	2,509,044	1,665,988	5,548,725	180,116	(7,394,829)	2,509,044

TOTAL	$2,810,358	$1,665,989	$8,872,801	$202,263	$(8,688,566)	$4,862,845

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2010

			Guarantor	Non-guarantor
	Parent	Issuer	Subsidiaries (1)	Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$2,550,542	$—	$—	$2,550,542
Rooms	—	—	86,165	—	(2,447)	83,718
Food and beverage	—	—	61,738	—	(5,059)	56,679
Entertainment, retail and others	—	—	33,692	194	(1,207)	32,679

Gross revenues	—	—	2,732,137	194	(8,713)	2,723,618
Less: promotional allowances	—	—	(81,642)	—	—	(81,642)

Net revenues	—	—	2,650,495	194	(8,713)	2,641,976

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,951,336)	—	2,312	(1,949,024)
Rooms	—	—	(16,674)	—	542	(16,132)
Food and beverage	—	—	(33,263)	—	365	(32,898)
Entertainment, retail and others	—	—	(25,332)	—	5,556	(19,776)
General and administrative	(14,985)	(19)	(197,478)	(47,268)	59,920	(199,830)
Pre-opening costs	—	—	(18,972)	—	324	(18,648)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(19,522)	—	—	(19,522)
Depreciation and amortization	—	—	(234,427)	(1,879)	—	(236,306)
Property charges and others	—	—	(91)	—	—	(91)

Total operating costs and expenses	(14,985)	(19)	(2,554,332)	(49,147)	69,019	(2,549,464)

OPERATING (LOSS) INCOME	(14,985)	(19)	96,163	(48,953)	60,306	92,512

NON-OPERATING INCOME (EXPENSES)
Interest (expenses) income, net	(236)	759	(93,499)	23	—	(92,953)
Other finance costs	—	(1,134)	(9,357)	—	—	(10,491)
Foreign exchange (loss) gain, net	(41)	(179)	2,042	1,741	—	3,563
Other income, net	11,257	19	391	49,713	(60,306)	1,074
Costs associated with debt modification	—	—	(3,310)	—	—	(3,310)
Share of results of subsidiaries	(6,129)	(7,298)	(1)	—	13,428	—

Total non-operating income (expenses)	4,851	(7,833)	(103,734)	51,477	(46,878)	(102,117)

(LOSS) INCOME BEFORE INCOME TAX	(10,134)	(7,852)	(7,571)	2,524	13,428	(9,605)
INCOME TAX EXPENSES	(391)	—	(166)	(363)	—	(920)

NET (LOSS) INCOME	$(10,525)	$(7,852)	$(7,737)	$2,161	$13,428	$(10,525)

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2009

			Guarantor	Non-guarantor
	Parent	Issuer	Subsidiaries (1)	Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$1,304,634	$—	$—	$1,304,634
Rooms	—	—	42,598	—	(1,383)	41,215
Food and beverage	—	—	29,450	—	(1,270)	28,180
Entertainment, retail and others	—	—	10,103	1	1,773	11,877

Gross revenues	—	—	1,386,785	1	(880)	1,385,906
Less: promotional allowances	—	—	(53,033)	—	—	(53,033)

Net revenues	—	—	1,333,752	1	(880)	1,332,873

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,130,887)	—	585	(1,130,302)
Rooms	—	—	(6,402)	—	45	(6,357)
Food and beverage	—	—	(16,936)	—	83	(16,853)
Entertainment, retail and others	—	—	(4,283)	—	279	(4,004)
General and administrative	(21,089)	—	(122,884)	(22,584)	35,571	(130,986)
Pre-opening costs	—	—	(91,994)	(530)	642	(91,882)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(18,395)	—	—	(18,395)
Depreciation and amortization	—	—	(139,875)	(1,989)	—	(141,864)
Property charges and others	—	—	(4,185)	(2,855)	—	(7,040)

Total operating costs and expenses	(21,089)	—	(1,593,078)	(27,958)	37,205	(1,604,920)

OPERATING LOSS	(21,089)	—	(259,326)	(27,957)	36,325	(272,047)

NON-OPERATING (EXPENSES) INCOME
Interest (expenses) income, net	(119)	—	(31,208)	1	—	(31,326)
Other finance costs	—	—	(8,227)	—	—	(8,227)
Foreign exchange (loss) gain, net	(115)	—	711	(98)	(7)	491
Other income, net	15,127	—	303	23,404	(36,318)	2,516
Share of results of subsidiaries	(301,368)	(296,065)	(216)	—	597,649	—

Total non-operating (expenses) income	(286,475)	(296,065)	(38,637)	23,307	561,324	(36,546)

LOSS BEFORE INCOME TAX	(307,564)	(296,065)	(297,963)	(4,650)	597,649	(308,593)
INCOME TAX (EXPENSES) CREDIT	(897)	—	1,536	(507)	—	132

NET LOSS	$(308,461)	$(296,065)	$(296,427)	$(5,157)	$597,649	$(308,461)

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
For the year ended December 31, 2008

			Guarantor	Non-guarantor
	Parent	Issuer	Subsidiaries (1)	Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$1,405,932	$—	$—	$1,405,932
Rooms	—	—	17,575	—	(491)	17,084
Food and beverage	—	—	16,480	—	(373)	16,107
Entertainment, retail and others	—	—	5,396	—	—	5,396

Gross revenues	—	—	1,445,383	—	(864)	1,444,519
Less: promotional allowances	—	—	(28,385)	—	—	(28,385)

Net revenues	—	—	1,416,998	—	(864)	1,416,134

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,159,974)	—	44	(1,159,930)
Rooms	—	—	(1,359)	—	17	(1,342)
Food and beverage	—	—	(12,748)	—	3	(12,745)
Entertainment, retail and others	—	—	(1,240)	—	—	(1,240)
General and administrative	(22,115)	—	(90,990)	(12,997)	35,395	(90,707)
Pre-opening costs	—	—	(21,901)	(3)	83	(21,821)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(18,269)	—	—	(18,269)
Depreciation and amortization	—	—	(50,485)	(894)	—	(51,379)
Property charges and others	—	—	(290)	—	—	(290)

Total operating costs and expenses	(22,115)	—	(1,414,493)	(13,894)	35,542	(1,414,960)

OPERATING (LOSS) INCOME	(22,115)	—	2,505	(13,894)	34,678	1,174

NON-OPERATING INCOME (EXPENSES)
Interest income, net	5,755	—	2,438	22	—	8,215
Other finance costs	—	—	(15,730)	—	—	(15,730)
Foreign exchange (loss) gain, net	(409)	—	1,865	(20)	—	1,436
Other income, net	18,291	—	6	17,353	(34,678)	972
Share of results of subsidiaries	(3,866)	(6,862)	(46)	—	10,774	—

Total non-operating income (expenses)	19,771	(6,862)	(11,467)	17,355	(23,904)	(5,107)

(LOSS) INCOME BEFORE INCOME TAX	(2,344)	(6,862)	(8,962)	3,461	10,774	(3,933)
INCOME TAX (EXPENSES) CREDIT	(119)	—	2,038	(449)	—	1,470

NET (LOSS) INCOME	$(2,463)	$(6,862)	$(6,924)	$3,012	$10,774	$(2,463)

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the year ended December 31, 2010

			Guarantor	Non-guarantor
	Parent	Issuer	Subsidiaries (1)	Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$7,623	$(238)	$383,056	$11,514	$—	$401,955

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(25,777)	(577,441)	—	—	603,218	—
Amounts due from subsidiaries	(13,006)	—	—	—	13,006	—
Acquisition of property and equipment	—	—	(196,624)	(761)	—	(197,385)
Deposits for acquisition of property and equipment	—	—	(5,224)	—	—	(5,224)
Payment for entertainment production costs	—	—	(27,116)	—	—	(27,116)
Changes in restricted cash	—	—	65,799	3,338	—	69,137
Payment for land use right	—	—	(29,802)	—	—	(29,802)
Proceeds from sale of property and equipment	—	—	80	—	—	80

Net cash (used in) provided by investing activities	(38,783)	(577,441)	(192,887)	2,577	616,224	(190,310)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	(14,346)	(8,598)	—	—	(22,944)
Advance from ultimate holding company	—	—	25,777	—	(25,777)	—
Amount due to ultimate holding company	—	(1)	323	12,684	(13,006)	—
Loan from intermediate holding company	—	—	577,441	—	(577,441)	—
Principal payments on long-term debt	—	—	(551,402)	—	—	(551,402)
Proceeds from long-term debt	—	592,026	—	—	—	592,026

Net cash provided by financing activities	—	577,679	43,541	12,684	(616,224)	17,680

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(31,160)	—	233,710	26,775	—	229,325
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,358	—	177,057	1,183	—	212,598

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,198	$—	$410,767	$27,958	$—	$441,923

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the year ended December 31, 2009

			Guarantor	Non-guarantor
	Parent	Issuer	Subsidiaries (1)	Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(11,476)	$—	$(100,062)	$(719)	$—	$(112,257)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(1,023,370)	—	—	—	1,023,370	—
Amounts due from subsidiaries	522,661	—	—	—	(522,661)	—
Acquisition of property and equipment	—	—	(934,961)	(2,113)	—	(937,074)
Deposits for acquisition of property and equipment	—	—	(2,712)	—	—	(2,712)
Prepayment of entertainment production costs	—	—	(21,735)	—	—	(21,735)
Changes in restricted cash	—	—	(165,108)	(3,034)	—	(168,142)
Payment for land use right	—	—	(30,559)	—	—	(30,559)
Refund of deposit for acquisition of land interest	—	—	—	12,853	—	12,853
Proceeds from sale of property and equipment	—	—	3,729	1	—	3,730

Net cash (used in) provided by investing activities	(500,709)	—	(1,151,346)	7,707	500,709	(1,143,639)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	—	(870)	—	—	(870)
Advance from ultimate holding company	—	—	1,012,114	11,256	(1,023,370)	—
Amount due to ultimate holding company	—	—	(499,309)	(23,352)	522,661	—
Proceeds from issue of share capital	383,529	—	—	—	—	383,529
Proceeds from long-term debt	—	—	270,691	—	—	270,691

Net cash provided by (used in) financing activities	383,529	—	782,626	(12,096)	(500,709)	653,350

NET DECREASE IN CASH AND CASH EQUIVALENTS	(128,656)	—	(468,782)	(5,108)	—	(602,546)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	163,014	—	645,839	6,291	—	815,144

CASH AND CASH EQUIVALENTS AT END OF YEAR	$34,358	$—	$177,057	$1,183	$—	$212,598

MELCO CROWN ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
For the year ended December 31, 2008

			Guarantor	Non-guarantor
	Parent	Issuer	Subsidiaries (1)	Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$9,419	$(1)	$(23,030)	$2,454	$—	$(11,158)

CASH FLOWS FROM INVESTING ACTIVITIES
Amounts due from subsidiaries	(420,055)	—	—	—	420,055	—
Acquisition of property and equipment	—	—	(1,041,552)	(12,440)	—	(1,053,992)
Deposits for acquisition of property and equipment	—	—	(34,699)	—	—	(34,699)
Prepayment of entertainment production costs	—	—	(16,127)	—	—	(16,127)
Changes in restricted cash	—	—	231,006	—	—	231,006
Payment for land use right	—	—	(42,090)	—	—	(42,090)
Proceeds from sale of property and equipment	—	—	2,300	—	—	2,300

Net cash used in investing activities	(420,055)	—	(901,162)	(12,440)	420,055	(913,602)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	—	(7,641)	—	—	(7,641)
Loans from shareholders	—	—	(181)	—	—	(181)
Amount due to ultimate holding company	—	1	404,617	15,437	(420,055)	—
Proceeds from long-term debt	—	—	912,307	—	—	912,307

Net cash provided by financing activities	—	1	1,309,102	15,437	(420,055)	904,485

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(410,636)	—	384,910	5,451	—	(20,275)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	573,650	—	260,929	840	—	835,419

CASH AND CASH EQUIVALENTS AT END OF YEAR	$163,014	$—	$645,839	$6,291	$—	$815,144

Note

(1)	The guarantor subsidiaries column includes financial information of Melco Crown Gaming which is not 100% owned by the Parent.

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2010	2009
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,198	$34,358
Amounts due from subsidiaries	77,682	64,676
Amounts due from affiliate companies	1,351	—
Income tax receivable	198	—
Prepaid expenses and other current assets	4,722	12,605

Total current assets	87,151	111,639

INVESTMENTS IN SUBSIDIARIES	2,734,880	2,697,541
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	641	1,178

TOTAL	$2,822,672	$2,810,358

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accrued expenses and other current liabilities	$1,889	$3,302
Income tax payable	—	387
Amounts due to affiliated companies	137	1,620
Amounts due to subsidiaries	181,771	180,336
Amounts due to shareholders	37	22

Total current liabilities	183,834	185,667

LOANS FROM SHAREHOLDERS	115,647	115,647
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 2,500,000,000 shares as of December 31, 2010 and 2009 and issued — 1,605,658,111 and 1,595,617,550 shares as of December 31, 2010 and 2009)	16,056	15,956
Treasury shares, at US$0.01 par value per share (8,409,186 and 471,567 shares as of December 31, 2010 and 2009)	(84)	(5)
Additional paid-in capital	3,095,730	3,088,768
Accumulated other comprehensive losses	(11,345)	(29,034)
Accumulated losses	(577,166)	(566,641)

Total shareholders’ equity	2,523,191	2,509,044

TOTAL	$2,822,672	$2,810,358

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2010	2009	2008
REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(14,985)	(21,089)	(22,115)

Total operating expenses	(14,985)	(21,089)	(22,115)

OPERATING LOSS	(14,985)	(21,089)	(22,115)

NON-OPERATING INCOME (EXPENSES)
Interest income	6	96	5,755
Interest expenses	(242)	(215)	—
Foreign exchange loss, net	(41)	(115)	(409)
Other income, net	11,257	15,127	18,291
Share of results of subsidiaries	(6,129)	(301,368)	(3,866)

Total non-operating income (expenses)	4,851	(286,475)	19,771

LOSS BEFORE INCOME TAX	(10,134)	(307,564)	(2,344)
INCOME TAX EXPENSE	(391)	(897)	(119)

NET LOSS	$(10,525)	$(308,461)	$(2,463)

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

						Accumulated
					Additional	Other		Total
	Common Shares		Treasury Shares		Paid-in	Comprehensive	Accumulated	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Losses	Losses	Equity	(Loss) Income

BALANCE AT JANUARY 1, 2008	1,320,938,902	$13,209	—	$—	$2,682,125	$(11,076)	$(255,717)	$2,428,541
Net loss for the year	—	—	—	—	—	—	(2,463)	(2,463)	$(2,463)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(24,609)	—	(24,609)	(24,609)
Reversal of over-accrued offering expenses	—	—	—	—	117	—	—	117
Share-based compensation	—	—	—	—	7,018	—	—	7,018
Shares issued upon restricted shares vested	226,317	3	—	—	(3)	—	—	—
Shares issued for future exercise of share options	385,180	4	(385,180)	(4)	—	—	—	—

BALANCE AT DECEMBER 31, 2008	1,321,550,399	13,216	(385,180)	(4)	2,689,257	(35,685)	(258,180)	2,408,604	$(27,072)

Net loss for the year	—	—	—	—	—	—	(308,461)	(308,461)	$(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	6,662
Share-based compensation	—	—	—	—	11,807	—	—	11,807
Shares issued, net of offering expenses	263,155,335	2,631	—	—	380,898	—	—	383,529
Shares issued upon restricted shares vested	8,297,110	83	—	—	6,831	—	—	6,914
Shares issued for future vesting of restricted shares	2,614,706	26	(2,614,706)	(26)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	2,528,319	25	(25)	—	—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)	2,509,044	$(301,810)

Net loss for the year	—	—	—	—	—	—	(10,525)	(10,525)	$(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657	17,657
Share-based compensation	—	—	—	—	6,045	—	—	6,045
Shares issued upon restricted shares vested	1,254,920	12	—	—	(12)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,785,641	88	(8,785,641)	(88)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	43,737	1	(1)	—	—	—
Exercise of share options	—	—	804,285	8	930	—	—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	$16,056	(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$2,523,191	$7,164

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(10,525)	$(308,461)	$(2,463)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Share-based compensation	6,043	11,385	6,855
Share of results of subsidiaries	6,129	301,368	3,866
Changes in operating assets and liabilities:
Amounts due from affiliated companies	(1,351)	—	2
Prepaid expenses and other current assets	8,821	(11,885)	2,753
Long-term prepayment and deposits	537	537	(1,715)
Accrued expenses and other current liabilities	(1,413)	(1,605)	2,119
Income tax payable	(585)	(909)	119
Amounts due to shareholders	15	(1,973)	—
Amounts due to affiliated companies	(1,483)	67	(2,108)
Amounts due to subsidiaries	1,435	—	(9)

Net cash provided by (used in) operating activities	7,623	(11,476)	9,419

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(25,777)	(1,023,370)	—
Amounts due from subsidiaries	(13,006)	522,661	(420,055)

Net cash used in investing activities	(38,783)	(500,709)	(420,055)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of share capital	—	383,529	—

NET DECREASE IN CASH AND CASH EQUIVALENTS	(31,160)	(128,656)	(410,636)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,358	163,014	573,650

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,198	$34,358	$163,014

MELCO CROWN ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENTS SCHEDULE 1
(In thousands of U.S. dollars, except share and per share data)
1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2010 and 2009, approximately $1,553,000 and $1,543,000, respectively of the restricted net assets not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2010, 2009 and 2008.
2.	Basis of presentation
The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.