Form 20-F
period 2011-12-31
Melco Crown Entertainment LTD
filed 2012-04-19
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to                  to

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

1,653,101,002 ordinary shares outstanding as of December 31, 2011

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

ii

iii

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011 between, among others, Melco Crown Gaming, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments;

•	“China,” “mainland China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan;

•

“City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

•

“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Gaming as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•

“Crown” refers to Crown Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of Consolidated Media Holdings Limited (formerly known as PBL), on December 12, 2007;

•

“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., formerly PBL Asia Investments Limited, which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

•	“Exchange Notes” refers to approximately 99.96% of the Initial Notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the Securities Act of 1933;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administration Region of the People’s Republic of China;

•	“Initial Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010;

•	“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the People’s Republic of China;

•	“MCE Finance” refers to our wholly owned subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

•	“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

•	“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown (COD) Hotels” refers to our subsidiary, Melco Crown (COD) Hotels Limited, a Macau company through which we currently operate the non-gaming businesses at City of Dreams;

•	“Melco Crown Gaming” refers to our subsidiary, Melco Crown Gaming (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“MPEL International” refers to our wholly owned subsidiary, MPEL International Limited, a Cayman Islands company with limited liability;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Melco;

•

“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Gaming;

•	“our board” refers to the board of directors of our company or a duly constituted committee thereof;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Gaming;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation that is now known as Consolidated Media Holdings Limited;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•

“RMB Bonds” refer to the RMB2.3 billion (equivalent to US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our company on May 9, 2011;

•

“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings, LLC through its wholly owned subsidiary New Cotai, LLC;

•	“Senior Notes” refers to the Initial Notes and the Exchange Notes, collectively;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value US$0.01 each;

•	“SPV” refers to Melco Crown SPV Limited, formerly known as Melco PBL SPV Limited, a Cayman Islands exempted company which is 50/50 owned by Melco Leisure and Crown Asia Investments;

•	“Studio City” refers to an integrated resort comprising entertainment, retail and gaming facilities proposed to be developed under the shareholder agreement between our company and New Cotai, LLC;

•

“Studio City Developments” refers to our subsidiary, Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited), a Macau company in which we own 60% of the equity interest;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we,” “us,” “our company,” “our” and “MCE” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and as of December 31, 2011 and 2010.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“gaming machine handle (volume)”	the total amount wagered in gaming machines

“gaming promoter” or “junket representative”	an individual or corporate entity who, for the purpose of promoting rolling chip gaming activity, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“gaming promoter aggregator model”	a model where the gaming operator typically pays an additional level of remuneration above usual market commission rate to the gaming promoter which in return provides additional services by managing and providing credit to its collaborators

“hold percentage”	the amount of win (calculated before discounts and commissions) as a percentage of drop or rolling chip volume

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop” (previously known as “non-rolling chip volume”)	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage” (previously known as “non-rolling chip hold percentage”)	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip” or “traditional cash chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a slot machine or table game where the value of the jackpot increases as wagers are made; multiple slot machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate” (previously known as “rolling chip hold percentage”)	rolling chip table games win as a percentage of rolling chip volume

“slot machine”	traditional gaming machine operated by a single player and electronic multiple-player gaming machines

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost that is retained and recorded as casino revenues

“VIP gaming room” or “VIP gaming area”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

“win percentage-gaming machines”	actual win expressed as a percentage of gaming machine handle

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a market that has recently experienced extremely rapid growth and intense competition, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

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

•

increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Venetian Macao, S.A., or VML, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise, S.A., or MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of Studio City;

•	our entering into new development and construction and new ventures;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F and the documents that we referenced in this annual report on Form 20-F and have filed as exhibits with the U.S. Securities and Exchange Commission, or the SEC, completely and with the understanding that our actual future results may be materially different from what we expect.

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

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues	$3,830,847	$2,641,976	$1,332,873	$1,416,134	$358,496
Total operating costs and expenses	(3,385,737)	(2,549,464)	(1,604,920)	(1,414,960)	(554,313)
Operating income (loss)	$445,110	$92,512	$(272,047)	$1,174	$(195,817)
Net income (loss)	$288,844	$(10,525)	$(308,461)	$(2,463)	$(178,151)
Net loss attributable to noncontrolling interests	5,812	—	—	—	—
Net income (loss) attributable to our company	294,656	(10,525)	(308,461)	$(2,463)	$(178,151)
Net income (loss) attributable to our company per share
— Basic	$0.184	$(0.007)	$(0.210)	$(0.002)	$(0.145)
— Diluted	$0.182	$(0.007)	$(0.210)	$(0.002)	$(0.145)
Net income (loss) attributable to our company per ADS (1)
— Basic	$0.551	$(0.020)	$(0.631)	$(0.006)	$(0.436)
— Diluted	$0.547	$(0.020)	$(0.631)	$(0.006)	$(0.436)
Weighted average shares used in calculating net income (loss) attributable to our company per share
— Basic	1,604,213,324	1,595,552,022	1,465,974,019	1,320,946,942	1,224,880,031
— Diluted	1,616,854,682	1,595,552,022	1,465,974,019	1,320,946,942	1,224,880,031

	December 31,
	2011	2010	2009	2008	2007
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,158,024	$441,923	$212,598	$815,144	$835,419
Restricted cash	364,807	167,286	236,119	67,977	298,983
Total assets	6,269,980	4,884,440	4,862,845	4,495,442	3,617,099
Total current liabilities	603,119	675,604	521,643	447,289	480,516
Total debts (2)	2,325,980	1,839,931	1,798,879	1,529,195	616,376
Total liabilities	3,082,328	2,361,249	2,353,801	2,086,838	1,188,558
Noncontrolling interests	231,497	—	—	—	—
Total equity	3,187,652	2,523,191	2,509,044	2,408,604	2,428,541

(1)	Each ADS represents three ordinary shares.

(2)	Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

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

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City.

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

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and it, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 30, 2011 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7663 to US$1.00. On April 3, 2012, the noon buying rate was HK$7.7650 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth the exchange rate as set forth in the statistical release of the Federal Reserve Board for and as of period ends indicated through April 3, 2012.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(H.K. dollar per US$1.00)
April 2012 (through April 3, 2012)	7.7650	7.7655	7.7660	7.7650
March 2012	7.7656	7.7620	7.7678	7.7551
February 2012	7.7551	7.7544	7.7559	7.7532
January 2012	7.7555	7.7622	7.7674	7.7538
December 2011	7.7663	7.7767	7.7851	7.7663
November 2011	7.7730	7.7809	7.7957	7.7679
October 2011	7.7641	7.7774	7.7884	7.7634
2011	7.7663	7.7841	7.8087	7.7634
2010	7.7810	7.7692	7.8040	7.7501
2009	7.7536	7.7513	7.7618	7.7495
2008	7.7499	7.7814	7.8159	7.7497
2007	7.7984	7.8008	7.8289	7.7497

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

This annual report on Form 20-F also contains translations of certain Renminbi amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 30, 2011 in New York City for cable transfers in RMB per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board, which was RMB6.2939 to US$1.00. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 3, 2012, the noon buying rate was RMB6.2975 to US$1.00.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business and Operations in Macau

We have a short operating history, and so we are subject to significant risks and uncertainties. Our short operating history may not serve as an adequate basis to judge our future operating results and prospects.

In significant respects, we remain in an early phase of our business operations and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, City of Dreams, which contributed 65.0% of our total net revenues for the year ended December 31, 2011, commenced operations on June 1, 2009, and progressively added to its operations with the opening of Grand Hyatt Macau in the fourth quarter of 2009 and the opening of The House of Dancing Water in the third quarter of 2010. The City of Dreams site is still under ongoing development. Melco Crown Gaming acquired its subconcession in September 2006 and previously did not have any direct experience operating casinos in Macau. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face given our limited experience operating gaming businesses in an intensely competitive market. Among other things, we have continuing obligations to satisfy and comply with conditions and covenants under our existing credit facilities so as to be able to continue to roll over existing revolving loans drawn down under the facilities and to maintain the facilities.

We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under our debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

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

If we are unable to complete any of these tasks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities or may suffer a default under our existing or future financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

We are dependent upon a limited number of properties for a substantial portion of our cash flow, we are and will be subject to greater risks than a gaming company with more operating properties.

We are primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. We acquired a 60% equity interest in SCI, the developer of Studio City, on July 27, 2011. While site preparation for Studio City has been substantially completed, we have not commenced construction or scheduled any opening date for Studio City. Currently, we expect to commence construction by the end of the second quarter of 2012, subject to receipt of all necessary government approvals and financing, and we estimate the construction period to be 36 months from commencement of construction. Given that our operations are and will be conducted based on a small number of principal properties, we are and will be subject to greater risks than a gaming company with more operating properties due to the limited diversification of our businesses and sources of revenues.

All our future construction projects, including the next phase of City of Dreams and Studio City, will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

All our future construction projects will be subject to a number of risks, including:

•	lack of sufficient, or delays in availability of, financing;

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	disputes with and defaults by contractors and subcontractors;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread of viruses such as H1N1 or H5N1;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development and construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in the development of our projects, including the next phase of City of Dreams and Studio City, which could prevent or delay the opening of such projects.

We have certain projects under development or intended to be developed pursuant to our expansion plan, including the next phase of City of Dreams and Studio City. The completion of these projects is subject to a number of contingencies, such as those mentioned above in the risk factor on development and construction risks including, in particular, adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially adversely affect our business, financial condition and results of operations. We will also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates.

There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Macau and we believe that they are likely to continue to increase due to the significant increase in building activity and the ongoing labor shortage in Macau. Immigration and labor regulations in Macau may limit or restrict our contractors’ ability to obtain sufficient laborers from China to make up for any gaps in available labor in Macau and help reduce construction costs. Continuing increases in construction costs in Macau will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

We have not yet entered into all of the definitive construction contracts necessary for the construction and development of Studio City, which could adversely impact the project costs and the project timeline.

While we have entered into some design and consultancy contracts and some preliminary contracts for site office set-up and foundation work for Studio City, we are still in the process of tendering for and negotiating the other definitive construction contracts necessary for the construction and development of Studio City. We cannot assure you that we will be able to enter into definitive construction contracts with contractors with sufficient skill, financial strength and experience on commercially reasonable terms, or at all. Our ability to enter into such commercial arrangements may depend on the availability of qualified contractors and subcontractors, in addition to receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us and prevailing market conditions, among other variables. We may not be able to obtain guaranteed maximum price or fixed contract price terms on the various construction contracts for Studio City, which could cause us to bear greater risks of cost overruns and construction delays. If price terms of any construction contracts change due to market conditions or other circumstances, we may exceed projected and budgeted costs, which in turn could impact our ability to finance or complete the development of Studio City. Further, while site preparation for Studio City has been substantially completed, the construction period is estimated to be 36 months from commencement of construction, which we currently expect to commence by the end of the second quarter of 2012, subject to receipt of all necessary government approvals and financing. If we are unable to enter into construction contracts on terms satisfactory to us or obtain all necessary government approvals and financing, we may not be able to commence or complete construction by the estimated construction period, or at all, and all or a portion of our investment to date could be lost, resulting in an impairment charge. If we are unable to enter into satisfactory construction contracts for Studio City or are unable to closely control the construction costs and timetables for the development of Studio City, our business, financial condition and prospects may be materially and adversely affected.

If we do not obtain Macau government approval for the amendment of the Studio City land concession on terms acceptable to us, we could forfeit all or part of our investment in Studio City and would not be able to open and operate that facility as planned.

Land concessions in Macau are issued by the Macau government and generally have a term of 25 years, which is renewable for further consecutive periods of up to 10 years in accordance with applicable law. The development period is typically set out in the contract and failure to develop the land within such period may entail penalties and, ultimately, reversion of the land to the Macau government. The amendment of existing land concession contracts is subject to an administrative procedure, which consists of the submission of an amendment request, the presentation of an initial amendment proposal followed by a final amendment proposal by the Macau government, the payment of additional premiums, and the publication of the amendments in the official gazette of Macau, or the Macau Official Gazette. The title to the land use right is obtained once the related land concession contract is published in the Macau Official Gazette. See “Item 4. Information on the Company — B. Business Overview — Regulations — Land Use Rights.” Studio City Developments is the lessee of the plot of land on which the Studio City site is located. Since 2005, this land concession contract has been in the process of being amended, and any amendment terms may be changed by the Macau government. The amendment procedure has yet to be completed and we cannot assure you that it will be completed on terms acceptable to us. If the amendment is not completed on terms satisfactory to us and if all payments required are not made by us, we may not be able to complete and operate Studio City as planned and we could lose all or a substantial part of our investment in Studio City, which would in turn have a material and adverse effect on our business, financial position and prospects.

Any simultaneous planning, design, construction and development of the next phase of City of Dreams and Studio City may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

We expect some portions of the planning, design and construction of the next phase of City of Dreams and the development of Studio City to proceed simultaneously. There may be overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects. Members of our senior management will be involved in planning and developing both projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to our development and construction projects, as well as our operating properties, and that may delay the construction or opening of one or both of our projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team, including our co-chairman and chief executive officer, Mr. Lawrence Ho. The loss of the services of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for Mr. Lawrence Ho or other members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. In addition, we do not currently carry key person insurance on any members of our senior management team.

The success of our business may depend on our ability to attract and retain adequate qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

The pool of experienced gaming and other skilled and unskilled personnel in Macau is limited. Many of our new personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience are needed. Moreover, competition to recruit and retain qualified gaming and other personnel is expected to continue, as well as our demand for qualified personnel. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers, croupiers and supervisors.

We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business. Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited for construction works shall have to be 1:1. This could have a material adverse effect on our ability to complete future works on our properties, for example, Studio City, or the next phase of development at City of Dreams. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment industries, this could have a materially adverse effect on the operation of our properties.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase or we may not be able to obtain similar insurance coverage in the future.

We currently have various insurance policies providing coverage typically required by gaming and hospitality operations in Macau. Such coverage includes property damage, business interruption and general liability. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium cost, terms, conditions and limits upon policy renewals. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.

We cannot assure you that any such insurance policies we may obtain will be adequate to protect us from material losses. For example, our property insurance coverage is in an amount that may be less than the expected full replacement cost of rebuilding properties if there was a total loss. If we incur loss, damage or liability for amounts exceeding the limits of our current or future insurance coverage, or for claims outside the scope of our current or future insurance coverage, our financial conditions and business operations could be materially and adversely affected. For example, certain casualty events, such as labor strikes, nuclear events, acts of war, loss of income due to cancellation of conventions or room reservations arising from fear of terrorism, contagious or infectious disease, deterioration or corrosion, insect or animal damage and pollution may not be covered under our policies. As a result, certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire or natural disasters, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we currently carry business interruption insurance and general liability insurance, such insurance may not, in the future, be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

There is limited available insurance in Macau and our insurers in Macau may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, the subconcession contract, the indenture governing the Senior Notes and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau unless otherwise authorized by the Macau government. Failure to maintain adequate coverage could be an event of default under our credit agreements or the subconcession contract and have a material adverse effect on our business, financial condition, operations and results of cash flows.

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

•

changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations, particularly exchange control regulations, and repatriation of capital or measures to control inflation;

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

The winnings of our patrons could exceed our casino winnings at particular times during our operations.

Our revenues are mainly derived from the difference between our casino winnings and the winnings of our casino patrons. Since there is an inherent element of chance in the gaming industry, we do not have full control over our winnings or the winnings of our casino patrons. If the winnings of our patrons exceed our casino winnings, we may record a loss from our gaming operations over a specific period, and our business, financial condition and results of operations could be materially and adversely affected.

Win rates for our casino operations depend on a variety of factors, some beyond our control, which, at particular times, adversely impact our results of operations.

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

Our gaming business is subject to the risk of cheating and counterfeiting.

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

Our existing surveillance and security systems, designed and periodically reviewed to detect cheating at our casino operations, may not be able to detect all such cheating in time or at all, particularly if patrons collude with our employees. In addition, our gaming promoters or other persons could, without our knowledge, enter into betting arrangements directly with our casino patrons on the outcomes of our games of chance, thus depriving us of revenues.

Our operations are reviewed to detect and prevent cheating. Each game has a theoretical win rate and statistics are examined with these in mind. Cheating may give rise to negative publicity and such action may materially affect our business, financial condition, operations and cash flows.

Because we depend upon our properties in Macau for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more than one market.

We are and will be primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. Following construction and commencement of operations, Studio City will also contribute to cash flows. Our current operations are and are expected to be conducted only at properties in Macau, so we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:

•	dependence on the gaming and leisure market in Macau and limited diversification of our businesses and sources of revenues;

•	a decline in economic, competitive and political conditions in Macau or generally in Asia;

•	inaccessibility to Macau due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau due to higher ticket costs, fears concerning travel or otherwise;

•	travel restrictions to Macau imposed now or in the future by China;

•	changes in Macau governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, outbreaks of infectious diseases or terrorism, affecting Macau;

•	that the number of visitors to Macau does not increase at the rate that we have expected;

•	relaxation of regulations on gaming laws in other regional economies that would compete with the Macau market; and

•	a decrease in gaming activities at our properties.

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

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of April 5, 2012, the WHO confirmed a total of 354 fatalities in a total number of 601 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Currently, fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is evolving so there can be no assurance that an effective vaccine can be discovered in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.

In April 2009, there was an outbreak of the Influenza A (H1N1) virus which originated in Mexico but has since spread globally including confirmed reports in Indonesia, Hong Kong, Japan, Malaysia, Singapore, and elsewhere in Asia. More recently, the Influenza A (H1N1) virus have been detected in Africa and Asia. Human infections have been reported to WHO from Cambodia, Hong Kong, Egypt and Indonesia. Indonesia also recently confirmed its first Influenza A (H1N1) linked death. The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained. There can be no assurance that an outbreak of avian flu, SARS, H1N1 (swine flu) or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations or visitation to Macau, which may have a material adverse effect on our results of operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Our gaming operations could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations. Our revenues in Macau are denominated in H.K. dollars and Patacas, the legal currency of Macau. Any depegging may result in volatile fluctuations in the exchange rates for these currencies.

The currency market for Patacas is relatively small and undeveloped and therefore our ability to convert large amounts of Patacas into U.S. dollars over a relatively short period of time may be limited. As a result, we may experience difficulty in converting Patacas into U.S. dollars, which could hinder our ability to service a portion of our indebtedness and certain expenses denominated in U.S. dollars.

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar or Pataca could adversely affect our indebtedness, expenses and profitability.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the Senior Notes, and certain expenses, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2011 and 2010. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

We may undertake mergers, acquisitions or strategic transactions that could result in operating difficulties and distraction from our current business.

We may in the future acquire or make investments in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding our acquiring or investing in such companies or projects. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms, adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment. In addition, if we acquire or invest in another company or project, the integration process following the completion of such acquisition may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our business, financial condition and operating results.

Litigation, disputes and regulatory investigations may adversely affect our profitability and financial condition.

We are, and may be in the future, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. For instance, if we are unsuccessful in defending our subsidiary against certain claims alleging that it received misappropriated or misapplied funds, this may require further improvements to our existing anti-money laundering, or AML, procedures, systems and controls and our business operations may be subject to greater scrutiny from relevant regulatory authorities, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

Ama and its individual guarantor might not be able to repay us the amounts outstanding under the settlement agreements, and, consequently, we may not be able to recover such amounts in the expected time or at all.

On March 23, 2010, Melco Crown Gaming initiated executory proceedings against Ama International Limited, or Ama, and Ms. Mei Huan Chen, an individual guarantor of Ama, for recovery of certain amounts outstanding and owed by Ama, a former gaming promoter for Altira Macau. On July 29, 2011, Melco Crown Gaming, Ama and Ms. Chen entered into settlement agreements. As part of the settlement, on September 1, 2011, Ama submitted a request to terminate the civil action filed against Melco Crown Gaming, and Ama and Ms. Chen filed the relevant requests to terminate all incidental proceedings against Melco Crown Gaming. Pursuant to the settlement agreements, Ama and Ms. Chen agreed to pay approximately HK$249.2 million (US$32.0 million) in monthly installments, with the last installment to be paid on May 30, 2013. As of April 3, 2012, Ama and Ms. Chen have paid a total of HK$118.1 million (US$15.2 million). While Ms. Chen has mortgaged and pledged certain assets to secure payment of outstanding amounts, there can be no assurance that Ama and Ms. Chen will be able to pay such amounts in a timely manner or at all. If Ama and Ms. Chen are unable to pay us the amounts outstanding under the settlement agreements, we may not be able to recover the amounts in debt owed to us by Ama in the expected time or at all, and our results of operations could be materially and adversely affected.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who wager lower amounts.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances, Hong Kong. As most of our gaming customers are visitors from other jurisdictions, principally Hong Kong and China, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions, including China, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenues, notwithstanding our uncollectible receivable. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenues.

We conduct our table gaming activities at our casinos on a credit basis as well as a cash basis and our gaming promoters conduct their operations by extending credit to gaming patrons. The general economic downturn and turmoil in the financial markets have placed broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. Any severe contraction of liquidity in the global credit markets may make it difficult and costly to obtain new lines of credit or to refinance existing debt. Our business and financing plans may be dependent upon completion of future financings. If the credit environment worsens, it may be difficult to obtain any additional financing on acceptable terms, which could adversely affect our ability to complete development projects. Continued tightening of liquidity conditions in credit markets may constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

Our business may face a higher level of volatility due to the current weighting of rolling chip in our revenues base.

A substantial proportion of our casino revenues is generated from the rolling chip segment of the gaming market. The revenues generated from the rolling chip segment of the gaming market are acutely volatile primarily due to high bets, and the resulting high winnings and losses. As a result, our business and results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenues and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters, our ability to attract rolling chip patrons may be adversely affected.

Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. As of December 31, 2011, we had agreements in place with approximately 86 gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies we may therefore need to offer better terms of business to gaming promoters, including extensions of credit, which may increase our overall credit exposure. If our gaming promoters are not able to maintain relationships with patrons, our ability to maintain or grow casino revenues may be adversely affected.

A cap on commission payments to gaming promoters, including any allowances, is set by the Macau government at 1.25% of rolling chip volume. This cap was introduced in September 2009 and has been enforced from December 2009 and has affected our gaming promoters and the level of their incentives but has thus far not materially affected our revenues. If, however, the Macau government further reduces the cap on the commission rates payable to gaming promoters to a level lower than the maximum 1.25% we are currently permitted to pay, gaming promoters’ incentives to bring travelers to our casinos would be further diminished, and certain of our gaming promoters may be forced to cease operations. If this were to happen, our business, financial condition and results of operations could be materially and adversely affected.

We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our own and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators.

The reputation and integrity of the parties with whom we engage in business activities, in particular those who are engaged in gaming related activities, such as gaming promoters, and developers and hotel operators that do not hold concessions or subconcessions and with which we have or may enter into services agreements, are important to our own reputation and to Melco Crown Gaming’s ability to continue to operate in compliance with its subconcession. Under Macau Law no. 16/2001, or the Macau Gaming Law, Melco Crown Gaming has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If we were to deal with any party whose probity was in doubt, this may reflect negatively on our own probity when assessed by the gaming regulators. Also, if a party associated with us falls below the gaming regulators’ suitability standards, we and our shareholders may suffer harm to our and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

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

Any violation of the FCPA could have a negative impact on us.

We are subject to regulations imposed by the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws which if violated may result in severe criminal and civil sanctions as well as other penalties. There has been a general increase in FCPA enforcement activity in recent years by the SEC and U.S. Department of Justice. Both the number of FCPA cases and sanctions imposed have risen dramatically. We have in place an ongoing FCPA compliance program which includes internal policies, procedures and training aimed to prevent and detect compliance issues and risks with these laws. However, we cannot assure you that our employees, contractors and agents will continually adhere to our compliance programs. Should they not follow our programs, we could be subject to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our financial condition. As a U.S. listed company with gaming operations in Macau, compliance with U.S. laws and regulations that apply to our operations increases our cost of doing business. We also deal in significant amounts of cash in our operations and are subject to various reporting and AML regulations. Any violation of AML laws or regulations by us could have a negative effect on our results of operations.

A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

We have registered the trademarks “Altira,” “Mocha Club,” “City of Dreams” and “Melco Crown Entertainment” in Macau and other jurisdictions. We have also registered in Macau and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau. We endeavor to establish and protect our intellectual property rights and our goods and services through trademarks and service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties are beginning to gain recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact the development of our brands and have a material adverse effect on our business, financial condition and results of operations. For example, if a third party claims we have infringed, currently infringe, or could in the future infringe its intellectual property rights, we may need to cease use of such intellectual property or incur substantial expenses to defend ourselves against such allegations, or if third parties misappropriate or infringe our intellectual property, we may need to take steps to protect our intellectual property that may result in substantial expenses, all of which may adversely affect our business, financial condition and results of operations.

The audit report included in this annual report has been prepared by auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Deloitte Touche Tohmatsu, our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.

While we have offices in both Hong Kong and Macau and a substantial part of our operations is located in Macau, we do not have substantial operations within mainland China (outside of Hong Kong and Macau). The work of our auditor in Hong Kong has been subject to PCAOB review in the past. However, because many of our auditor’s other clients have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditor as it relates to those operations within mainland China without the approval of the Chinese authorities, our auditor is not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China prevents the PCAOB from regularly evaluating our auditor’s audit procedures and quality control procedures as they relate to their work in mainland China. As a result, investors may be deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors who primarily work in jurisdictions where PCAOB has full inspection access. Investors may lose confidence in our reported financial information and the quality of our financial statements.

Risks Relating to the Gaming Industry in Macau

We face intense competition in Macau and elsewhere in Asia. We may not be able to compete successfully and may lose or be unable to gain market share.

The hotel, resort and casino businesses are highly competitive. Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, some of our competitors have announced intentions for further expansion and developments in Cotai, where City of Dreams is, and Studio City will be, located. For example, Galaxy opened Galaxy Macau Resort in Cotai in May 2011 and Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened Sands Cotai Central in Cotai in April 2012. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

We also compete to some extent with casinos located in other countries, such as Malaysia, South Korea, the Philippines, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Singapore have legalized casino gaming and others may in the future legalize casino gaming, including Japan, Taiwan and Thailand. Singapore awarded a casino license to Las Vegas Sands and a second casino license to the Genting Group in 2006. The Genting Group opened its casino in February 2010 and Las Vegas Sands opened its casino in April 2010. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our financial condition, results of operations or cash flows.

Currently, Macau is the only region in China offering legal casino gaming. Although the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of mainland China that are operated illegally and without licenses. Competition from illegal casinos in mainland China could adversely affect our business, cash flow, financial condition, results of operations and prospects.

Our regional competitors also include Crown’s Crown Entertainment Complex in Melbourne, Australia and Burswood Entertainment Complex in Perth, Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”

The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase competition in Macau and cause us to lose or be unable to gain market share.

Melco Crown Gaming is one of six companies authorized by the Macau government to operate gaming activities in Macau. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. The Macau government has announced that until further assessment of the economic situation in Macau there will not be any increase in the number of concessions or subconcessions. However, the policies and laws of the Macau government could change and the Macau government could grant additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for AML, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Altira Macau casino, the City of Dreams casino, the Mocha Clubs and other future projects including our Studio City project and any other locations we may operate from time to time. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful.

In September 2009, the Macau government set a cap on commission payments to gaming promoters, including allowances, of 1.25% of net rolling. This policy, which is being enforced as of December 2009, may limit our ability to develop successful relationships with gaming promoters and attract rolling chip patrons. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our gaming subconcession.

New smoking control legislation came into effect on January 1, 2012 and prohibits smoking in casinos from January 1, 2013. The legislation however permits casinos to maintain designated smoking areas of up to 50% of the areas open to the public which must be created on or before January 1, 2013.

The Macau government is currently considering raising the minimum age required for the entrance in casinos in Macau from 18 years of age to 21 years of age. In respect of current employees who may be subject to this regulation, it is proposed that employees shall maintain their positions while in the process of reaching the minimum required age and it is further proposed that the director of the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau, or the DICJ, may authorize employees under 21 years of age to temporarily enter the casino after considering their special technical qualifications. If implemented, this could adversely affect our ability to engage sufficient staff for the operation of our projects.

In March 2010, the Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013. According to the DICJ, the number of gaming tables in Macau as of December 31, 2011, was 5,302. On September 19, 2011, the Secretary for Economy and Finance of the Macau government announced that for a period of 10 years from 2014, the total number of gaming tables to be authorized in Macau will be limited to an annual increase of 3%. This restriction may adversely affect the future expansion of our business. These restrictions are of non-statutory nature and different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities.

Also, the Macau government announced on April 22, 2008 that it intends to restrict the ability of operators to open slot lounges, such as our Mocha Clubs, in residential areas. Early this year, the Macau government publicly stated that new legislation is being prepared, pursuant to which slot lounges shall cease to be operated in residential areas. According to the said statement, the new legislation shall only allow the operation of slot machine lounges within the premises of casinos, within a radius of 300 to 500 meters therefrom or in hotels and commercial buildings. The new legislation may limit our ability to find new sites or maintain existing sites for the operation of our Mocha Clubs. We currently only have one Mocha Club, Marina Plaza, in an area that may be considered to be a residential area. To date, the Macau government has not issued any formal specific instructions for Melco Crown Gaming to close or relocate such Mocha Club, but we understand that the Macau government expects such closure to take place within a timeframe to be defined with us. If Melco Crown Gaming were to receive specific instructions from the Macau government, we intend that it complies with the Macau government’s instructions.

Further, we are subject to data privacy legislation such as the Personal Data Protection Act of Macau. Our business requires the collection and retention of customer data, including credit card numbers and other personally identifiable information of our customers. We are also required under applicable law to collect and retain personal data in respect of our employees. While we believe that our system and practices are adequate to meet applicable legal and regulatory requirements in Macau with regard to the collection, retention and processing of personal data, our information technology system may be unable to satisfy changing regulatory requirements, or may require additional investments or time in order to do so. In addition, our information technology system and records may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of personal data. A significant loss, theft or fraudulent use of personal data maintained by us or other any breach by us of the Personal Data Protection Act of Macau could adversely affect our reputation and could result in criminal or administrative penalties, in addition to any civil liability and other expenses.

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

Our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. For example, our activities are subject to the administrative review and approval by the DICJ, the Health Department, Labor Bureau, Land, Public Works and Transport Bureau, Fire Department, Finance Department and the Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau is revocation of the subconcession. Under the subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by Melco Crown Gaming with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, Melco Crown Gaming would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, please see “Item 4. Information on the Company — B. Business Overview — Regulations — The Subconcession — The Subconcession Contract.” These events could lead to the termination of Melco Crown Gaming’s subconcession without compensation to Melco Crown Gaming. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation.

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

Melco Crown Gaming’s failure to comply with the terms of its subconcession in a manner satisfactory to the Macau government could result in the termination of its subconcession. We cannot assure you that Melco Crown Gaming would always be able to operate gaming activities in a manner satisfactory to the Macau government. The loss of its subconcession would prohibit Melco Crown Gaming from conducting gaming operations in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects.

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

The subconcession contract expires on June 26, 2022. Unless it is extended beyond this date or legislation on reversion of casino premises is amended, all of our casino premises and gaming related equipment under Melco Crown Gaming’s subconcession will automatically be transferred to the Macau government without compensation and we will cease to generate revenues from such operations. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that Melco Crown Gaming would be able to renew or extend the subconcession contract on terms favorable to us, or at all. We also cannot assure you that if the subconcession was redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

Melco Crown Gaming’s tax exemption from complementary tax on income from gaming operations under the subconcession tax will expire in 2016, and we may not be able to extend it.

Companies in Macau are subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws, and gaming revenues are subject to a 35% special gaming tax as well as other levies of 4% under the subconcession contract. The other levies are subject to change on renegotiation of the subconcession contract and as a result of any change in relevant laws. The Macau government granted to Melco Crown Gaming the benefit of a corporate tax holiday from complementary tax on gaming income in Macau from 2007 to 2011 and the exemption has been extended for five years from 2012 to 2016. However, we cannot assure you that it will be extended beyond the expiration date.

Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.

A significant number of our gaming customers come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties from mainland China. Since mid 2003, under the Individual Visit Scheme, or IVS, mainland Chinese citizens from certain cities have been able to travel to Macau on an individual visa application basis, and did not need to join a tour group which they would have otherwise been required to. In mid 2008, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In addition, in May 2009, China placed certain restrictions on the operations of “below-cost” tour groups that involve low up-front payments and compulsory shopping. It is not known when, or if, policies similar to those implemented previously restricting visitation by mainland Chinese citizens to Macau and Hong Kong, will be put in place and visa policies may be adjusted, without notice, in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.

We cannot assure you that AML policies that we have implemented, and compliance with applicable AML laws, will be totally effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movements of capital create an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented AML policies in compliance with all applicable AML laws and regulations in Macau. We cannot assure you that any such policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau. In the normal course of business, we expect to be required by regulatory authorities from Macau and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to AML laws and regulations.

Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. Any serious incident of or repeated violation of laws related to money laundering or regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession. For more information regarding Macau’s AML regulations, see “Item 4. Information on the Company — B. Business Overview — Regulations — AML Regulations.”

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

Macau is susceptible to extreme weather conditions that may have an adverse impact on our operations.

Macau is susceptible to extreme weather conditions including severe typhoons and heavy rainstorms. Macau consists of a peninsula and two islands off the coast of mainland China. Unfavorable weather conditions could prevent or discourage guests from traveling to Macau. In the event of a severe typhoon or other natural disaster in Macau, our properties and business may be severely disrupted and our results of operations could be adversely affected.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us, and their interests in our business may be different than yours.

Melco and Crown together own a substantial majority of our outstanding shares, with each beneficially holding approximately 33.57% of our outstanding shares (exclusive of any shares represented by ADSs held by Melco Crown SPV Limited, or SPV) as of April 3, 2012. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our company under which each agrees to, among other things, vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Crown and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders.

Business conducted by a collaboration of different corporate groups involves certain risks.

Melco and Crown are our controlling shareholders, with each holding approximately 33.57% of our total shares issued and outstanding (exclusive of any ordinary shares represented by ADSs held by SPV) as of April 3, 2012. With Melco and Crown being our controlling shareholders, there are special risks associated with the possibility that Melco and Crown may: (i) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (ii) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (iii) take actions contrary to our policies or objectives; (iv) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (v) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Melco and Crown may pursue additional casino projects in Asia, which, along with their current operations, may compete with our projects in Macau, which could have material adverse consequences to us and the interests of our minority shareholders.

Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region, which, along with their current operations, may compete with our projects in Macau and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown Melbourne in Melbourne, Australia and Burswood Entertainment Complex in Perth, Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth.

Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. We cannot guarantee you that Melco and Crown will make strategic and other decisions which do not adversely affect our business.

Changes in our share ownership, including a change of control of our shares owned collectively by Melco and Crown, could result in our inability to draw loans or cause events of default under our indebtedness, or could require MCE Finance to make an offer to repurchase the Senior Notes or require us to make an offer to repurchase the RMB Bonds.

The credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, or the 2011 Credit Facilities, include provisions under which we may suffer an event of default or incur an obligation to prepay the facility in full upon the occurrence of a change of control with respect to Melco Crown Gaming, or a decline in the aggregate indirect holdings of Melco Crown Gaming shares by Melco and Crown, below certain thresholds which is accompanied by a ratings decline. Under the terms of the Senior Notes, a change of control in connection with a decrease of the indirect holdings of Melco Crown Gaming shares by Melco and Crown below certain thresholds accompanied by a ratings decline will trigger a change of control, which would require MCE Finance to offer to repurchase the Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date of redemption. Under the terms of the RMB Bonds, we must offer to redeem the RMB Bonds, upon the occurrence of a change of control in connection with a decrease of the indirect holdings of Melco Crown Gaming shares by Melco and Crown below certain thresholds, at a price equal to 101% of their principal amount, plus accrued interest up to, but excluding, the Put Settlement Date (as defined in the trust deed). Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities, the Senior Notes or the RMB Bonds and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

Crown’s investment in our company is subject to regulatory review in several jurisdictions and if regulators in those jurisdictions were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, Crown may be required to withdraw from the joint venture.

Crown wholly owns and operates Crown Entertainment Complex in Melbourne, Australia and Burswood Entertainment Complex in Perth, Australia. Crown also fully owns and operates the Aspinalls Club in London. In addition, Crown owns a portfolio of gaming investments that have been accumulated to complement Crown’s existing core businesses.

In all jurisdictions in which Crown, or any of its wholly owned subsidiaries, holds a gaming license or Crown has a significant investment in a company which holds gaming licenses, gaming regulators are empowered to investigate associates, including business associates of Crown, such as us, to determine whether the associate is of good repute and of sound financial resources. If, as a result of such investigation, the relevant gaming regulator determines that, by reason of its association, Crown has ceased to be suitable to hold a gaming license or to hold a substantial investment in the holder of a gaming license then the relevant gaming regulator may direct Crown to terminate its association or risk losing its gaming license or approval to invest in the holder of a gaming license in the relevant jurisdiction.

If actions by us or our subsidiaries or by Melco or Crown fail to comply with the regulatory requirements and standards of the jurisdictions in which Crown owns or operates casinos or in which companies in which Crown holds a substantial investment own or operate casinos or if there are changes in gaming laws and regulations or the interpretation or enforcement of such laws and regulations in such jurisdictions, Crown may be required to withdraw from its investment in our company or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by Crown from its investment in our company could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities.

Risks Relating to Our Financing and Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness, including the following:

•	approximately US$1.2 billion under the 2011 Credit Facilities;

•	US$600 million from MCE Finance’s sale of the Senior Notes;

•

RMB2.3 billion from the offering of the RMB Bonds and the deposit-linked facility for HK$2.7 billion entered on May 20, 2011, or the Deposit-Linked Loan, which is secured by the proceeds of the RMB Bonds;

•	financing for a significant portion of the costs of developing the next phase at the City of Dreams site and Studio City, in an amount which is as yet undetermined.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

•

require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt bears interest at variable rates;

•

cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•

in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our own and our subsidiaries’ assets, over which our lenders have taken or will take security.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other debt obligations.

We may require external debt or equity financing to complete our future investment projects, which may not be available on satisfactory terms or at all.

We have in the past funded our capital investment projects through, among others, cash generated from our operations, credit facilities and the issuance of the Senior Notes and the RMB Bonds. We will require additional funding in the future for our capital investment projects, including Studio City, which we may raise through external financing. External debt or equity financing by us may require the approval of or communication to the Macau government, and may be subject to, among others, the terms of credit facilities, the Senior Notes and the RMB Bonds. In addition, our ability to obtain debt or equity financing on acceptable terms, depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. As a result, we cannot assure you that we will be able to obtain sufficient funding from external sources as required on terms satisfactory to us, or at all, to finance future capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated debt obligations, to refinance and to fund planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations, in which case, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the financial markets and our financial condition at such time. We cannot assure you that any refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect on our business, financial condition and results of operations.

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the indenture governing the Senior Notes and the trust deed governing the RMB Bonds, there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt obligations and other agreements, or the indenture governing Senior Notes, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing the Senior Notes and trust deed governing the RMB Bonds, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of debt or result in a default under our other debt agreements, including the indenture governing the Senior Notes and the trust deed governing RMB Bonds. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

The terms of the 2011 Credit Facilities may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The 2011 Credit Facilities and associated facility and security documents that Melco Crown Gaming has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Gaming and certain of our subsidiaries, or the Borrowing Group, and therefore, effectively, on us. The covenants in the 2011 Credit Facilities restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	sell, transfer or dispose of assets;

•	make certain investments;

•

make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	make payments for fees or goods and services to our controlling shareholders, unless on normal commercial terms;

•	vary Melco Crown Gaming’s subconcession contract or the Borrowing Group’s land concessions and certain other contracts; and

•	enter into contracts for construction or financing of an additional hotel tower in the City of Dreams unless approved under the terms of the 2011 Credit Facilities.

In addition, the restrictions under the 2011 Credit Facilities contain financial covenants, including requirements that we satisfy certain tests or ratios such as leverage, total leverage and interest cover, each as defined in the 2011 Credit Facilities.

Restrictions also provide that should a change of control, as defined in the 2011 Credit Facilities, occur, the facility will be cancelled and all amounts outstanding thereunder become immediately due and payable. These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require, and impede our growth.

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

Our operations are restricted by the terms of the RMB Bonds which may limit our ability to respond to market conditions or to continue the growth of our business.

The trust deed governing the RMB Bonds, or the RMB Bonds agreement, has certain covenants which restrict our ability to raise further funds. For example we must ensure that:

•	we have satisfactory security in place for the RMB Bonds before we raise any additional secured indebtedness;

•	our Consolidated Tangible Net Worth (as defined in the RMB Bonds agreement) must not fall below US$1 billion; and

•	our total borrowings must not exceed more than 2.5 times our Consolidated Tangible Net Worth.

The amount of RMB2.3 billion under the RMB Bonds agreement will be due immediately in the event of a default (subject to certain grace periods and exceptions), such as:

•	non-payment of principal or interest due under repayment terms of the RMB Bonds;

•	failure on the part of our Material Subsidiaries (as defined in the RMB Bonds agreement) to honor repayment terms under their debt obligations;

•	the initiation of insolvency proceedings by a third party against us or any of our Material Subsidiaries (as defined in the RMB Bonds agreement); and

•	the revocation of a gaming license held by us or any of our Material Subsidiaries (as defined in the RMB Bonds agreement).

The above covenants may limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance with the RMB Bonds agreement and ensure that we do not trigger an event of default. The RMB Bonds agreement also has a change of control provision which states that any Change of Control (as defined in the RMB Bonds agreement) would entitle the holder to seek repayment of the total outstanding amount due under the RMB Bonds.

Drawdown or rollover of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access or roll over loan advances under such facilities. There is no assurance that we will be able to satisfy all conditions precedent under our current or future debt facilities.

Our current and future debt facilities, including the 2011 Credit Facilities, require and will require satisfaction of conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances in any debt facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down or roll over loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

Our failure to comply with the covenants contained in our or our subsidiaries’ indebtedness, including failure as a result of events beyond our control, could result in an event of default that could materially and adversely affect our cash flow, operating results and our financial condition.

If there were an event of default under one of our or our subsidiaries’ debt facilities, the holders of the debt on which we defaulted could cause all amounts outstanding with respect to that debt to become due and payable immediately. In addition, any event of default or declaration of acceleration under one debt facility could result in an event of default under one or more of our other debt instruments, with the result that all of our debt would be in default and accelerated. We cannot assure you that our assets or cash flow would be sufficient to fully repay borrowings under our outstanding debt facilities, either upon maturity or if accelerated upon an event of default, or that we would be able to refinance or restructure the payments on those debt facilities. Further, if we are unable to repay, refinance or restructure our indebtedness at our subsidiaries that own or operate our properties, the lenders under those debt facilities could proceed against the collateral securing that indebtedness, which will constitute substantially all the assets and shares of our subsidiaries. In that event, any proceeds received upon a realization of the collateral would be applied first to amounts due under those debt facilities. The value of the collateral may not be sufficient to repay all of our indebtedness.

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to generate revenues from operations at our present and future projects.

If we are unable to maintain our current debt facility or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), this could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of future projects or our pursuing of other opportunities. This may limit our ability to operate and expand our business and may adversely impact our ability to generate revenues. In addition, costs incurred by any new financing may be greater than currently anticipated.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq, and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until April 3, 2012, the trading prices of our ADSs ranged from US$2.27 to US$23.55 per ADS and the closing sale price on April 3, 2012 was US$14.17 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau gaming market;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs; and

•	rumors related to any of the above.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs and shares.

We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.

We may pay dividends to shareholders in the future. Such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our shares in the near to medium term. Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Cayman Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our shares in the future. Our ability to pay dividends, and our subsidiaries’ ability to pay dividends to us, is further subject to restrictive covenants contained in the 2011 Credit Facilities, the Senior Notes and in other facility agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2011 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover and leverage ratios and, if a cash distribution, ensuring that the dividend payment amount does not exceed a certain amount of our cash and cash equivalent investments and that as a result of such dividend payment we still hold a certain amount of cash and cash equivalent investments. The Senior Notes also contain certain covenants restricting payment of dividends by MCE Finance and its subsidiaries. For more details, please see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

Substantial future sales or perceived sales of our shares or ADSs in the public market could cause the price of our ADSs and shares to decline.

Sales of our ADSs or shares in the public market, or the perception that these sales could occur, could cause the market price of our shares and ADSs to decline. Upon expiration of the lock-up agreements, all of the shares beneficially held by Melco and Crown are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 under the Securities Act of 1933, or the Securities Act, and subject to the terms of their shareholders’ deed. To the extent these or other shares are sold into the market, the market price of our shares and ADSs could decline. The ADSs represent interests in the shares of our company. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.

In addition, Melco and Crown have the right to cause us to register the sale of their shares under the Securities Act, subject to the terms of their shareholders’ deed. Registration of these shares under the Securities Act would result in these shares becoming freely tradable as ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration statement. Sales of these registered shares in the public market could cause the price of our share and ADSs to decline.

Any decision by us to raise further equity in the markets in the U.S. or Hong Kong, which would result in dilution to existing shareholders, could cause the price of our ADSs and shares to decline.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Companies Law are to a large extent governed by the common law of the Cayman

Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board or controlling shareholders than they would as shareholders of a U.S. public company.

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

We may become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could result in adverse U.S. tax consequences to U.S. investors.

We do not believe that we were a PFIC for the taxable year ended December 31, 2011 and, based on the projected composition of our income and valuation of our assets, including goodwill, we do not currently expect to be a PFIC for our taxable year ending December 31, 2012, although there can be no assurance in this regard. A non-U.S. corporation generally will be a PFIC for a taxable year if either (1) 75% or more of its gross income for such taxable year is passive income or (2) 50% or more of the value (determined based on a quarterly average) of its assets is attributable to assets that produce, or are held for the production of, passive income, including cash. The determination of whether we are or will be a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules and generally cannot be made until the close of the taxable year in question. In addition, the determination of whether or not we are a PFIC will depend on the nature and composition of our income and assets, including goodwill, throughout a taxable year and will be based, in part, on the market price of our ordinary shares and ADSs, which may fluctuate. Accordingly, we cannot provide assurance that we are not, and we will not become, a PFIC for our current taxable year or any future taxable year. If we were treated as a PFIC for any taxable year during which you hold our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences, and additional reporting requirements could apply to you. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our company was incorporated under the name of Melco PBL Entertainment (Macau) Limited in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an oversea company under the laws of Hong Kong in November 2006. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in our company. As a result, in May 2008, we changed our name to Melco Crown Entertainment Limited. For more information on our corporate history and structure, see “— C. Organizational Structure.”

Our subsidiary Melco Crown Gaming is one of six companies licensed, through concession or subconcession, to operate casinos in Macau.

In December 2006, we completed the initial public offering of our ADSs, each of which represents three ordinary shares, and listed our ADSs on the Nasdaq. Since December 19, 2006, our ADSs have been listed under the symbol “MPEL” on Nasdaq. We completed follow-on offerings of ADSs in November 2007, May 2009 and August 2009. In January 2009, we were upgraded to trade on the Nasdaq Global Select Market.

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City, which we envision as a large-scale integrated entertainment, retail and gaming resort to be developed in Macau. For a description of our principal capital expenditures for the years ended December 31, 2011, 2010 and 2009, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Our ordinary shares were listed by way of introduction on the Main Board of the HKSE and began trading under the stock code “6883” on December 7, 2011. Since December 7, 2011, we have maintained dual primary listings on Nasdaq and the HKSE.

Our principal executive offices are located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-2598-3600 and our fax number is 852-2537-3618. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, NY 10011. Our website is www.melco-crown.com. The information contained on our website is not part of this annual report on Form  20-F.

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and, through our subsidiary Melco Crown Gaming, operator of casino gaming and entertainment resort facilities focused on the Macau market. Our subsidiary Melco Crown Gaming is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We seek to attract patrons from throughout Asia and, in particular, from Greater China.

We focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2011, Macau generated approximately US$33.4 billion of gaming revenues,

according to the DICJ, compared to US$6.0 billion and US$3.3 billion of gaming revenues (excluding sports book and race book) generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and in Atlantic City, according to the New Jersey Division of Gaming Enforcement, respectively. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort development in Cotai, Macau which opened in June 2009. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia. City of Dreams currently features a casino area of approximately 420,000 square feet with a total of approximately 430 gaming tables and approximately 1,300 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and pays us the gross operating profit after deduction of its management and incentive fees, and we have entered into license agreements with respect to Crown Towers hotel and Hard Rock hotel, pursuant to which we are granted certain rights to use certain intellectual properties from the licensors. No fee is payable for the use of the Crown marks and certain fees are payable for the use of the Hard Rock marks. See “— Intellectual Property.” The Crown Towers hotel and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, opened in September 2010 and features the internationally acclaimed and award-winning The House of Dancing Water show. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams. We believe this production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists.

“Dragon’s Treasure,” the show offered in The Bubble at City of Dreams, received the 2009 Thea Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA). City of Dreams also won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development, and the “Best Casino VIP Room” and “Best Casino Interior Design” awards in the International Gaming Awards in 2011, which recognizes outstanding design in the casino sector. City of Dreams was also recognized for its outstanding customer service and diverse range of unique world class entertainment experiences with the “Best Customer Experience of the Year” award in the International Gaming Awards in 2012.

Our City of Dreams project costs, including the casinos, the Hard Rock Hotel, the Crown Towers hotel, the Grand Hyatt twin towers hotel, the wet stage performance theater, all retail space together with food and beverage outlets, were US$2.4 billion, consisting primarily of construction and fit out costs, design and consultation fees, and excluding the cost of land, capitalized interest and pre-opening expenses.

We continue to evaluate the next phase of our development plan at City of Dreams. We currently expect the next phase of development to include a hotel featuring either an apartment hotel or a general hotel and anticipate we will finance this phase separately from the rest of the City of Dreams. Before we finalize our development plan, we are assessing our hotel room requirements, government policies and general market conditions. The development of the hotel would be subject to the availability of additional financing and Macau government approval and may require the approval of our financiers under our existing and any future debt facilities.

As of the date of this annual report, the next phase of development of City of Dreams is at a preliminary stage without any definitive plans regarding design, capital commitment, construction schedule or budget.

Altira Macau

Altira Macau (formerly known as Crown Macau) opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

Altira Macau currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables. Our multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure our gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 200 guest rooms, including suites and villas, and features in-room entertainment and communication facilities. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Altira Macau offers a luxurious level of accommodations and facilities. Altira Hotel was awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) in 2010, 2011 and 2012. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

We introduced experienced local management to Altira Macau in 2008 to further our understanding of our rolling chip clients. In late 2009, Altira Macau transitioned away from a gaming promoter aggregator model where we contract with a junket consolidator that manages and provides credit to its collaborators, to a more traditional gaming promoter model where we contract directly with all our gaming promoters without the services of an intermediary consolidator.

The Altira brand was launched in April 2009 and has been developed to target the Asian rolling chip market. The rebranding of Crown Macau as Altira Macau aligns the brand positioning of the property with its market focus on Asian rolling chip customers players while focusing the Crown property brand solely at City of Dreams.

Mocha Clubs

Mocha Clubs first opened in September 2003 and have grown to ten Mocha Clubs, with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. As of December 31, 2011, Mocha Clubs had

1,842 gaming machines in operation, which represented 11% of the total machine installation in the market, according to DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements. Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. In addition to slot machines, each club site offers electronic tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

The Mocha Club at Mocha Square was temporarily closed for renovations from the end of 2007 and resumed operations in February 2009. We redecorated the ground and first floors of the Hotel Taipa Square Mocha Club during January 2009 to facilitate easier access by customers.

In September 2011, we opened our ninth Mocha Clubs venue at the Macau Tower Convention & Entertainment Centre, or Macau Tower, which offers 260 slot machines and electronic table games across approximately 21,500 square feet of floor area on the ground floor and the lower ground floor of Macau Tower.

In January 2012, we opened our tenth Mocha Clubs venue at the Hotel Golden Dragon, which offers 300 slot machines and electronic table games across approximately 20,500 square feet of floor area on the ground floor, first floor and second floor of Hotel Golden Dragon. Mocha Clubs currently have more than 2,100 gaming machines in operation.

Our Development Project

We continually seek new opportunities for additional gaming or related businesses in Macau and will continue to target the development of a project pipeline in Macau in order to maximize the business and revenue potential of Melco Crown Gaming’s investment in its subconcession. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand.

Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. New Cotai Holdings, LLC, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly owned subsidiary New Cotai, LLC. The total consideration under the share purchase agreement and related transaction documents is US$360 million, which includes: (i) a payment of US$200 million to an affiliate of eSun Holdings, which was the joint venture partner of New Cotai, LLC in developing Studio City, for its entire 60% interest in, and a shareholder’s loan of US$60 million extended to, SCI and its subsidiaries; and (ii) a payment of US$100 million in cash in three installments over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC. See note 22 to the consolidated financial statements included elsewhere in this annual report for further details regarding the acquisition. We will develop Studio City with New Cotai Holdings, LLC.

Studio City is one of the few integrated resort development projects to be developed in Cotai that currently has a land grant concession. We envision Studio City as a large-scale integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater China. In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a proposed light rail station, is a major competitive advantage, particularly as it relates to the increasingly important mass market segment.

Our design plans in relation to Studio City are effectively complete and we are undergoing the necessary government processes to obtain the required approvals to commence construction. Other than utilizing internal cash flow, we are also evaluating financing plans in relation to Studio City including a bank loan and other debt financing.

As of December 31, 2011, we had paid approximately US$13.2 million (excluding the cost of land) for the development of Studio City, primarily for site preparation costs and design and consultation fees.

Site preparation for Studio City has been substantially completed, and the construction period is estimated to be 36 months from commencement of construction, which we currently expect to commence by the end of the second quarter of 2012, subject to receipt of all necessary government approvals and financing. We currently estimate on a preliminary basis that the construction cost for Studio City will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

We will operate the gaming areas of Studio City pursuant to a services agreement we entered into in May 2007 with Studio City Entertainment Limited (formerly known as New Cotai Entertainment (Macau) Limited) and New Cotai Entertainment LLC, entities in which we acquired control of 60% of the shares in July 2011. Our subsidiary Melco Crown Gaming will retain a portion of the gross gaming revenues from the casino operations of Studio City. Notwithstanding such agreement, it is the intention of the shareholders of Studio City that each will participate in the economic interest in Studio City in a manner that will reflect each shareholder’s respective equity interest in SCI, the developer of Studio City.

Our Objectives and Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Macau. To achieve our objective, we have developed the following core business strategies:

Develop a Balanced Product Portfolio of Well-Recognized Branded Experiences Tailored for a Broad Spectrum of Customer Segments

We offer a balanced product portfolio targeting rolling chip and mass market players. We believe our clear focus on different market segments will enhance our ability to adapt to the fast growing and changing gaming market in Macau, as well as to achieve a balanced and sustainable long-term growth in the future.

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

We have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused customer segmentation strategy, we believe we can better service specific segments of the Macau gaming market.

Utilize Melco Crown Gaming’s Subconcession to Maximize Our Business and Revenue Potential

We intend to leverage the independence, flexibility and economic benefits we enjoy as a subconcessionaire to capitalize on the potential growth of the Macau gaming market. As a subconcessionaire, we can, subject to government approval, develop and operate new projects without the need to partner with other concessionaires or subconcessionaires. We will consider opportunities as they arise to utilize our subconcession at newly acquired or developed or existing properties.

Develop Comprehensive Marketing and Customer Loyalty Programs

We will continue to seek to attract customers to our properties by leveraging our brands and utilizing our marketing resources. We have combined our brand recognition with customer management techniques and programs in order to build a database of repeat customers and loyalty club members. Through Mocha Clubs’ share of the Macau electronic gaming market, we have also developed a customer database and a customer loyalty program, which we believe have successfully enhanced repeat play and further built the Mocha Clubs brand.

We will seek to continue to grow and maintain our customer base through the following sales and marketing activities:

•	create a cross-platform sales and marketing department to promote all of our brands to potential customers throughout Asia in accordance with applicable laws;

•

utilize special product offers, special events, tournaments and promotions to build and maintain relationships with our guests, in order to increase repeat visits and help fill capacity during lower demand periods; and

•	implement complimentary incentive programs and commission based programs with selected promoters to attract high-end customers.

Create First Class Service Experiences

We believe that service quality and memorable experiences will continue to grow as a key differentiator among the operators in Macau. As the depth and quality of product offerings continue to develop and more memorable properties and experiences are created, we believe that tailored services will drive competitive advantage. As such, our focus remains on creating service experiences for the tastes and expectations of our various customers.

Our Properties

We operate our gaming business in accordance with the terms and conditions of our gaming subconcession. In addition, our City of Dreams, Altira Macau and Studio City properties and development projects are subject to the terms and conditions of land concession contracts. See “— Regulations — Land Use Rights.”

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Gaming. The initial land premium was approximately US$105.1 million, of which approximately US$80.9 million was paid as of December 31, 2011 and the remaining amount of approximately US$24.2 million, accruing with 5% interest per annum, is due to be paid in three biannual installments, and a guarantee deposit of approximately US$424,000 was also paid upon acceptance of the land lease terms in February 2008. Melco Crown (COD) Developments and Melco Crown Gaming applied for an amendment to the land concession contract in 2009 to increase the total developable gross floor area and amend the purpose of such area, which required an additional land premium of approximately US$32.1 million, which was fully paid in March 2010, and government land use fees were revised to approximately US$1.2 million per annum. This amendment process was completed on September 15, 2010 and increased the developable gross floor area at the site to 668,574 square meters (approximately 7.2 million square feet).

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (US$424,000). According to the terms of the revised land concession, the annual government land use fees payable are approximately MOP9.5 million (US$1.2 million). The government land use fee amounts may be adjusted every five years.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the City of Dreams site.

Under the City of Dreams land concession contract, Melco Crown (COD) Developments is authorized to build an additional four-star apartment hotel at the City of Dreams. Although there are no legal impediments for us to obtain the relevant approvals and consents for the development of a four-star apartment hotel or a five-star hotel, if we decide to pursue the option of building a five-star hotel we would have to seek an amendment to the City of Dreams land grant. In such case, we may have to pay an additional land premium, the amount of which may not be estimated at this stage.

The equipment utilized by City of Dreams in the casinos and hotels is owned by us and held for use on the City of Dreams site, and includes the main gaming equipment and software to support table games and gaming machine operations, cage equipment, security and surveillance equipment and furniture, fittings and equipment in the casinos and hotels.

Altira Macau

The Altira Macau site is located on a plot of land in Taipa, Macau of approximately 5,230 square meters (56,295 square feet). In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments, an indirect subsidiary of our company. The land premium of approximately US$18.7 million was fully paid in July 2006, a guarantee deposit of approximately US$20,000 was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately US$171,000 per annum are payable. The amounts may be adjusted every five years. See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Altira Macau site.

The Macau government approved total gross floor area for development for the Altira Macau site of approximately 95,000 square meters (approximately 1.0 million square feet).

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games operations, cage equipment, security and surveillance equipment and casino and hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 94,500 square feet at the following locations:

Mocha Club	Opening Date	Location	Gaming Area
			(In square feet)
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	20,500
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	10,800
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,000
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Lan Kwai Fong	April 2004	G/F of Hotel Lan Kwai Fong (formerly known as Kingsway Commercial Centre)	6,700
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450

Total			94,500

For locations operating at leased or sub-leased premises, the lease and sub-lease terms are pursuant to lease agreements that expire at various dates through June 2022, which are renewable upon our giving notice prior to expiration and subject to incremental increases in monthly rentals.

In addition to leasehold improvements to Mocha Clubs premises, the on-site equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Studio City

The Studio City site is located on a plot of land in Cotai, Macau of 140,789 square meters (approximately 1.5 million square feet). In October 2001, the Macau government officially granted the land on which Studio City is located to Studio City Developments, an indirect subsidiary of our company. In accordance with the terms of the land concession contract, a land premium of approximately US$2.9 million was fully paid in 2005, a guarantee deposit of approximately US$105,000 was provided and government land use fees of approximately US$105,000 per annum are payable. Since 2005, the land concession contract has been in the process of being amended.

In November 2006, the Macau government issued a proposed amendment to the Studio City land concession contract, which contemplated a developable gross floor area of 444,370 square meters (approximately 4.8 million square feet), required an additional land premium of approximately US$70.6 million and would have revised the government land use fees to approximately US$326,000 per annum during the development period of Studio City and approximately US$527,000 per annum after the development period. An additional guarantee deposit of approximately US$326,000 was paid upon acceptance by Studio City Developments of the proposed land lease terms and conditions. Approximately US$23.6 million of the additional land premium due was paid in 2006, and the remaining amount of approximately US$47.0 million would be due in five biannual installments, accrued with 5% interest per annum, with the first installment to be paid within six months from the date the amended contract would be published in the Macau Official Gazette.

The November 2006 proposed amendment was not published and since that date other amendments have been requested and are in progress with the Macau government. Under the 2006 amendment letter, Studio City Developments may build a complex of one five-star hotel, three three-star apartment-like hotels, one cinema production center, and supporting facilities for entertainment and tourism. On September 26, 2008, the Macau government issued a draft amendment to the Studio City land concession contract, pursuant to which, among other changes, the developable gross floor area would be increased to approximately 707,078 square meters (approximately 7.6 million square feet). Among other conditions, Studio City Developments would have to pay an additional premium, with further payment due upon final acceptance of the amendment terms and the balance to be paid in biannual installments bearing interest at 5% per annum. However, the procedure to amend the Studio City land concession is ongoing and none of these amendment terms have been finalized. The Macau government may change any terms and conditions, including the amount of additional land premium that may be due by Studio City Developments.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Studio City site.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one of Hotel Taipa Square and have a total floor area of approximately 1,760 square meters (18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year with the same terms and conditions, until June 26, 2022.

Apart from the property sites for Altira Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) whose property rights belong to us. The five units have a total area of 839 square meters (approximately 9,029 square feet) and we operate a recruitment center there. The five units were purchased by MPEL Properties (Macau) Limited, our indirect wholly owned subsidiary, for approximately HK$79.7 million (US$10.2 million) on August 15, 2008. The Golden Dragon Centre is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of up to 10 years, subject to obtaining certain approvals from the Macau government.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs, maintain a database of gaming customers and have developed a series of commission and other incentive-based programs to offer to both gaming promoters and individuals alike.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau a array of multi-dimensional entertainment amenities, three international hotel brands, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are furthered classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip programs or in the rolling chip programs of our gaming promoters, also known as junket operators. Our rolling chip players play mostly in our dedicated VIP rooms or designated gaming areas.

Our in-house rolling chip programs consist of rolling chip players sourced through our direct marketing efforts and relationships, whom we refer to as premium direct players. Premium direct players can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.

Gaming Promoters

A significant amount of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter.

We engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff, and gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters are responsible for a substantial portion of our casino revenues. For the years ended December 31, 2011, 2010 and 2009, approximately 61.0%, 62.3% and 71.8% of our casino revenues were derived from customers sourced through our gaming promoters, respectively. For the year ended December 31, 2011, our top five customers and the largest customer were gaming promoters and accounted for approximately 23.9% and 6.9% of our casino revenues, respectively.

Gaming promoters are independent third parties that include both individuals and corporate entities and are officially licensed in Macau by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As at the years ended

December 31, 2011, 2010 and 2009, we had agreements in place with 86, 70 and 55 gaming promoters, respectively. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors, or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commissions paid to our gaming promoters (net of amounts indirectly rebated to rolling chip players) amounted to US$339.0 million, US$238.7 million and US$180.9 million for the years ended December 31, 2011, 2010 and 2009, respectively. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 29/2009, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and regular settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department to evaluate the current status of liquidity and financial health of such gaming promoter. These procedures allow us to calculate the commissions payable to the gaming promoter and to determine the amount which can be offset, together with any other items of value held by us from the gaming promoter, against the outstanding credit balances owed by the gaming promoter. Credit is granted to a gaming promoter based on performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage this credit risk.

We aim to pursue overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, delinquency notices, the use of external collection agencies and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations in Macau — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”

As of December 31, 2011 and 2010, our casino accounts receivable were US$385.9 million and US$294.0 million, respectively. Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance.

For information regarding allowances for doubtful accounts, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

Market and Competition

We believe that the gaming market in Macau is and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Macau Gaming Market

In 2011, 2010 and 2009, Macau generated approximately US$33.4 billion, US$23.5 billion and US$13.6 billion of gaming revenue, respectively, according to the DICJ, compared to the US$6.0 billion, US$5.7 billion, and US$5.5 billion (excluding sports book and race book) of gaming revenue, respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$3.3 billion, US$3.6 billion and US$3.9 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Division of Gaming Enforcement for 2011 and New Jersey Casino Control Commission for 2010 and 2009. Gaming revenue in Macau has increased at a five year CAGR from 2006 to 2011 of 36.45% compared to five year CAGRs of -1.75% and -8.76% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). Macau benefits from its proximity to one of the world’s largest pools of existing and potential gaming patrons and is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In 2010 and 2011, the People’s Bank Of China implemented a range of monetary tightening measures, including raising the RMB deposit reserve requirement ratio for deposit-taking financial institutions as well as increasing RMB benchmark deposit and loan rates on several occasions. During this period, gaming revenues and visitation significantly increased. Gross gaming revenues in Macau grew by 42.2% in 2011, which follows growth of 57.8% in 2010, according to the DICJ. This growth was driven by all three main gaming segments. In 2011, according to the DICJ, rolling chip gaming revenues increased 44.6%, representing 73% of all gaming revenues in Macau, mass market table games revenues grew by 36.8% and electronic gaming revenues grew by 32.6%. We believe the growth in gaming revenues in Macau is supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau experienced strong growth in 2011, increasing by 12.2% to more than 28.0 million visitors in 2011, according to the Macau Government Tourism Office. Mainland China continues to drive overall visitation growth, increasing 22.2% as compared to 0.9% for all other visitors in 2011, and visitors from mainland China represented over 57.7%, while visitors from Hong Kong and Taiwan represented 27.1% and 4.3%, of all visitors to Macau in 2011, respectively, according to the Macau Government Tourism Office. In November 2011 and February 2012,

The People’s Bank of China lowered the RMB deposit reserve requirement ratio for deposit-taking financial institutions.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, which is a company listed on the HKSE in which Mr. Lawrence Ho, our co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to VML, a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao and Sands Cotai Central. Melco Crown Gaming obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has announced an intention to develop a new casino in Cotai.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. Wynn Macau has also announced an intention to develop a new casino in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau resort opened in Cotai in May 2011.

VML with a subconcession under Galaxy’s concession, operates Sands Macao, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. VML has also announced proposals for further large developments in Cotai, one of which has opened in 2012.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Grand Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced an intention to develop a new casino in Cotai.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, from 2014, the total number of gaming tables to be authorized will be limited to an annual increase of 3%. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2011 was 5,302. The Macau government reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, these restrictions are of non-statutory nature and different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. The policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the government is prepared to authorize to operate.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in the Philippines, Vietnam and Cambodia, although they are relatively small compared to those in Macau.

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. Despite these openings Macau has continued to show healthy growth. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are the key periods where business and visitation fluctuate considerably. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Intellectual Property

We have registered the trademarks “Altira,” “Mocha Club”, “City of Dreams” and “Melco Crown Entertainment” in Macau and other jurisdictions. We have also registered in Macau and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited for an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreement with the Grand Hyatt Macau hotel provides us the right to use the Grand Hyatt trademarks on a non-exclusive and non-transferable basis. Our trademark license agreements with Hard Rock Holdings Limited provide us the right to use the Hard Rock brand in Macau, which we use at City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for a hotel and casino facility at City of Dreams for a term of ten years based on a fee per gaming table and machine and percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines.

Regulations

Gaming Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general laws (e.g., the Civil Code and the Commercial Code) and to specific gaming laws, in particular, the Macau Gaming Law. Macau’s gaming operations are also subject to the grant of a concession or subconcession by and regulatory control of the Macau government, or Dispatch of the Chief Executive. See “— The Subconcession” below for more details.

Macau Administrative Regulation no. 34/2003 describes the DICJ as the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are: to collaborate in the definition of gaming policies; to supervise and monitor the activities of the concessionaires and subconcessionaires; to investigate and monitor the continuing suitability and financial capacity requirements of concessionaires, subconcessionaires and gaming promoters; to issue licenses to gaming promoters; to license and certify gaming equipment; and to issue directives and recommend practices with respect to the ordinary operation of casinos.

Below are the main features of the Macau Gaming Law, as supplemented by Macau Administrative Regulation no. 26/2001, that are applicable to our business.

•

If we violate the Macau Gaming Law, Melco Crown Gaming’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of the Macau Gaming Law or of the subconcession contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission for reasons not due to force majeure, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau government would be entitled to replace Melco Crown Gaming during such disruption and to ensure the continued operation of the conceded business. Under such circumstances, we would bear the expenses required for maintaining the normal operation of the conceded business.

•	The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capacity. See “— The Subconcession — The Subconcession Contract.”

•

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder of a concessionaire or subconcessionaire holding stock equal to or in excess of 5% of concessionaire or subconcessionaire stock capital who is found unsuitable will be required to dispose of such stock by a certain time (the transfer itself being subject to Macau government authorization). If a disposal has not taken place by the time so designated, such stock must be acquired by the concessionaire or subconcessionaire. We are subject to disciplinary action if, after we receive notice that a person is unsuitable to be a stockholder or to have any other relationship with us, we: pay that person any dividend or interest upon our shares; allow that person to exercise, directly or indirectly, any voting right conferred through shares held by that person; pay remuneration in any form to that person for services rendered or otherwise; or fail to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•

The Macau government also requires prior approval for the creation of a lien over gaming assets or the whole property comprising a casino, shares and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its stock in respect of any public offering also require the approval of the Macau government to be effective.

•

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

•

We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.

•	In addition, the Macau Gaming Law regulates gaming promoters. See “— Regulations Relating to Gaming Promoters” below.

Non-compliance with these obligations could lead to the revocation of Melco Crown Gaming’s subconcession and could materially adversely affect our gaming operations.

Regulations Relating to Gaming Promoters

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009, or Gaming Promoters Regulation, regulates licensing as a gaming promoter and the conduct of gaming promotion business by gaming promoters. Applications to the DICJ must be sponsored by a concessionaire or subconcessionaire who will confirm that it may contract the applicant’s services upon the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazzette. The DICJ monitors each gaming promoter and its employees and collaborators.

Concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters and collaborators within their casinos. In addition to the licensing and suitability assessment process performed by the DICJ, all of our gaming promoters undergo a thorough internal vetting process. We conduct background checks and also conduct periodic reviews of the activities of each gaming promoter, its employees and its collaborators for possible non-compliance with Macau legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable money laundering laws and regulations as well as tax withholding requirements.

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid out by a concessionaire or subconcessionaire to its gaming promoters. In August 2009, the Macau government amended the legislation on gaming promoter activity (Administrative Regulation 6/2002) permitting the imposition of a cap on the percentage of commissions payable by concessionaires and subconcessionaires to gaming promoters. In September 2009, the Secretary for Economy and Finance issued a dispatch implementing a commission cap of 1.25% of rolling chip volume, effective as of September 22, 2009 and which is being enforced as of December 1, 2009. Under the amended legislation and the dispatch, any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines (ranging from 100,000 Patacas up to 500,000 Patacas) on gaming operators that do not comply with the cap and other fines (ranging from 50,000 Patacas up to 250,000 Patacas) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese, respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

Macau Law no. 5/2004, or Gaming Credit Law, has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires and subconcessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire or subconcessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in court.

AML Regulations

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to AML activities in Macau. Law 2/2006 of April 3, 2006, which came into effect on April 4,

2006, the Administrative Regulation (AR) 7/2006 of May 15, 2006, which came into effect on November 12, 2006, and the DICJ Instruction 2/2006 of November 13, 2006 govern our compliance requirements with respect to identifying, reporting and preventing AML and terrorism financing crimes at our casinos.

Under these laws and regulations, we are required to:

•

identify any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records on the identification of a customer for a period of five years;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to AML activities.

Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, we are required to track and mandatorily report cash transactions and granting of credit in a minimum amount of MOP 500,000 (US$62,500). Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We employ internal controls and procedures designed to help ensure that our gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on AML, the applicable laws and regulations in Macau, as well as the requirements set forth in the subconcession contract.

We have developed comprehensive AML policies and related procedures covering our AML responsibilities and have training programs in place to ensure that all relevant employees understand such AML policies and procedures. We also use an integrated information technology system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically.

Smoking Regulations

A new Smoking Prevention and Tobacco Control Law, or the Smoking Control Law, came into effect in Macau on January 1, 2012 and prohibits smoking in casino premises, except for a designated smoking area of up to 50% of the casino area opened to the public, provided that such area is separate from the remaining casino areas and complies with requirements to be determined by the Dispatch of the Macau Chief Executive. The Smoking Control Law requires designated smoking areas to be created and the smoking ban to be implemented by January 1, 2013. Since the effective date of the Smoking Control Law, there has been no material adverse effect on our results of operations or financial condition. However, a full assessment of the impact of this legislation can only be determined subsequent to the implementation date of the smoking ban in casino areas.

Labor Quotas

All businesses in Macau must apply to the Macau Human Resources Office for labor quotas to import non-skilled workers from China and other countries. Businesses are free to employ Macau residents in any position without any type of quota, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from China and the other to import non-skilled workers from all other countries. Melco Crown Gaming is required by law to employ only Macau citizens as dealers and gaming supervisors. Non-resident skilled workers are also subject to authorization by the Macau Human Resource Office, which is given individually on a case by case basis.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents for all employees.

Land Use Rights

Macau land is divided into lots, each of which is given a number. There is a small amount of private freehold land in Macau, typically found in the original area of the Macau territory. Where the land is private freehold land, no government rent is payable and there are no temporal limits to the ownership of the land or the buildings erected on the land, which are private property. The rest of the land, including land reclamation areas, belongs to the Macau government. In most cases, private interests in real property located in Macau are obtained through long-term leases from the Macau government.

Our subsidiaries have entered into land concession contracts for the land on which our Altira Macau, City of Dreams and Studio City properties and development projects are located. Each contract has a term of 25 years and is renewable for further consecutive periods of 10 years and imposes, among other conditions, a development period, a land premium payment, a nominal annual government land use fee, which may be adjusted every five years, and a guarantee deposit upon acceptance of the land lease terms, which are subject to adjustments from time to time in line with the amounts paid as annual land use fees.

The land concession contract is similar to a lease and is published in the Macau Official Gazette, at which time official title to the land use right is obtained. The land is initially granted on a provisional basis and registered as such with the Macau Property Registry, subject to completion of the proposed development, and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Property Registry.

Macau property and all concessions are subject to the Macau title registration system. Title can be established by reference to the title register. The person or party registered is recognized as the legal holder of the right/title registered. The records in the Macau Property Registry are public and anyone who searches the title register can rely on the registered rights. Following the registration of title in Macau, the registered title holder will be officially recognized and able to enforce his rights vis-à-vis any third parties. All ownership rights over the properties or buildings subject to a land concession (being strata title for residential units or full ownership of any building or fraction thereof) are also registered with the Macau Property Registry and fall under a private ownership regime.

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

The Subconcession

The Concession Regime

The Macau government conducted an international tender process for gaming concessions in Macau in 2001, and granted three gaming concessions to Galaxy, SJM and Wynn Macau, respectively. Upon authorization by the Macau government, each of Galaxy, SJM and Wynn Macau subsequently entered into subconcession contracts with their respective subconcessionaires. These subconcessionaires were thus granted the right to operate casino games and other games of chance in Macau. No further granting of subconcessions is permitted unless specifically authorized by the Macau government. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession or subconcession, Macau government approval is required for the commencement of operations of any casino or gaming area.

The subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy are Melco Crown Gaming, MGM Grand Paradise and VML, respectively. Our subsidiary, Melco Crown Gaming, executed a subconcession contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours.

All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues dervied from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (US$3.7 million) per annum fixed premium;

•	MOP300,000 (US$37,437) per annum per VIP gaming table;

•	MOP150,000 (US$18,719) per annum per mass market gaming table; and

•	MOP1,000 (US$125) per annum per electric or mechanical gaming machine including slot machines.

The Subconcession Contract

The subconcession contract provides for the terms and conditions of the subconcession granted to Melco Crown Gaming (formerly known as PBL Diversões (Macau), S.A), by Wynn Macau. Melco Crown Gaming does not have the right to further grant a subconcession or transfer the operation to third parties, pursuant to the subconcession contract.

Melco Crown Gaming paid a consideration of US$900 million to Wynn Macau. In return, upon September 8, 2006, Melco Crown Gaming was granted the right to operate games of fortune and chance or other games in casinos in Macau, for a period of 16 years until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Macau in future operations. The operation of gaming-related activities is also permitted, subject to the prior approval from the Macau government.

The Macau government has reconfirmed that the subconcession is independent of Wynn Macau’s concession and that Melco Crown Gaming does not have any obligations to Wynn Macau pursuant to the subconcession contract. It is thus not affected by any modification, suspension, redemption, termination or rescission of Wynn Macau’s concession. In addition, an early termination of Wynn Macau’s concession before June 26, 2022, would not result in the termination of the subconcession. The subconcession was authorized and approved by Macau government. Our Macau legal advisor has advised us that, absent any change to Melco

Crown Gaming’s legal status, rights, duties and obligations towards the Macau government or any change in applicable law, Melco Crown Gaming shall continue to be validly entitled to operate independently under and pursuant to the subconcession, notwithstanding the termination or rescission of Wynn Macau’s concession, the insolvency of Wynn Macau and/or the replacement of Wynn Macau as concessionaire in the subconcession contract. The Macau government has a contractual obligation to the effect that, should Wynn Macau cease to hold the concession prior to June 26, 2022, the Macau government would replace Wynn Macau with another entity so as to ensure that Melco Crown Gaming may continue to operate games of chance and other games in casinos in Macau and the subconcession would at all times be under a concession. Both the Macau government and Wynn Macau has undertaken to cooperate with Melco Crown Gaming to ensure all the legal and contractual obligations are met.

A summary of the key terms of the subconcession contract follows.

Development of Gaming Projects/Financial Obligations. The subconcession contract requires us to make a minimum investment in Macau of MOP4.0 billion (US$499.2 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that as of the date of the confirmation, we had invested over MOP 4.0 billion (US$499.2 million) in our projects in Macau.

Payments. Subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either a percentage of the gross revenues or the number and type of gaming devices operated. In addition to special gaming taxes of 35% of gross gaming revenues, we are also required to contribute to the Macau government an amount equivalent to 1.6% of the gross revenues of our gaming business. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities. Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross revenues of the gaming business for urban development, tourism promotion and the social security of Macau. We are required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming promoters.

Termination Rights. The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Crown Gaming’s subconcession in the event of noncompliance by us with our basic obligations under the subconcession and applicable Macau laws. Termination of the subconcession contract may be enforced by agreement between Melco Crown Gaming and Wynn Macau, but is independent of Wynn Macau’s concession. A mutual agreement between the Macau government and Melco Crown Gaming can also result in termination of the subconcession. Upon termination, all of our casino premises and gaming equipment would revert to the Macau government automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the subconcession contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. Neither Melco Crown Gaming nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau government has the exclusive right to unilaterally rescind the subconcession contract, without any compensation to us, upon the following termination events:

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

•

failure by a controlling shareholder in Melco Crown Gaming to dispose of its interest in Melco Crown Gaming, within 90 days from the date of the authorization given by the Macau government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Crown Gaming.

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the subconcession contract:

•	any person who directly acquires voting rights in Melco Crown Gaming will be subject to authorization from the Macau government;

•

Melco Crown Gaming will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies;

•

any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Gaming will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Gaming; and

•	the Chief Executive of Macau could require the increase of Melco Crown Gaming’s share capital if he deemed it necessary.

Redemption. Under the subconcession contract, beginning in 2017, the Macau government has the right to redeem the subconcession contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession).

Others. In addition, the subconcession contract contains various general covenants and obligations and other provisions, including special duties of cooperation, special duties of information, and execution of our investment obligations.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Gaming Industry in Macau — Melco Crown Gaming’s subconcession contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.”

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

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of 12% on profits earned in or derived from their activities conducted in Macau. Having obtained a subconcession, Melco Crown Gaming applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) in 2007, which exempted us from paying the Macau complementary tax for five years from 2007 to 2011 on income from gaming generated by Altira Macau, Mocha Clubs and City of Dreams. In April 2011, the Macau government extended the tax holiday for an additional five years to 2016. However, we cannot assure you that it will be extended beyond the expiration date. We remain subject to Macau complementary tax on our non-gaming businesses.

Melco Crown Gaming is subject to Macau gaming tax based on its gross gaming revenues. These gaming taxes are an assessment on Melco Crown Gaming’s gaming revenues and are recorded as an expense within the “Casino” line item in the consolidated statements of operations.

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

Our subsidiaries incorporated in New Jersey and Delaware in the United States are subject to U.S. federal and relevant state and local taxes.

Dividend Distribution

Restrictions on Distributions. The City of Dreams Project Facility contained restrictions on payment of dividends for Melco Crown Gaming and certain of our subsidiaries specified as guarantors, or the original borrowing group, which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries would only be able to pay dividends if they satisfied certain financial tests and conditions. The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to our company or persons who are not members of the Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the Borrowing Group, subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the Borrowing Group as at June 30, 2011, subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment. The indenture governing the Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries.

Distribution of Profits. All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2011 and 2010, the balance of the reserve amounted to US$3,000 in each of those years.

C. ORGANIZATIONAL STRUCTURE

We are a holding company for the following principal operating subsidiaries: (1) Melco Crown Gaming, which is the holder of our subconcession; (2) Altira Hotel, (3) Altira Developments, (4) Melco Crown (COD) Hotels, and (5) Melco Crown (COD) Developments.

At the time of our initial public offering in December 2006, through three intervening holding company subsidiaries incorporated in the Cayman Islands and wholly owned by us, (1) MCE Finance (formerly known as MPEL Holdings Limited and Melco PBL Holdings Limited), (2) MPEL International Limited (formerly known as Melco PBL International Limited) (“MPEL International”), and (3) MPEL Investments Limited (formerly known as Melco PBL Investments Limited) (“MPEL Investments”), we held all of the class B shares of Melco Crown Gaming, representing 72% of the voting control of Melco Crown Gaming and the rights to virtually all the economic interests in Melco Crown Gaming. All of the class A shares of Melco Crown Gaming, representing 28% of its outstanding capital stock were owned by PBL Asia Limited, or PBL Asia (as to 18%) and, as required by Macau law, the managing director of Melco Crown Gaming (as to 10%). Mr. Lawrence Ho was appointed to serve as the managing director of Melco Crown Gaming. The class A shares were entitled as a class to an aggregate of MOP 1 in dividends and MOP 1 in proceeds of any winding up or liquidation of Melco Crown Gaming. MPEL Investments, PBL Asia, the managing director of Melco Crown Gaming and Melco Crown Gaming entered into a shareholders’ agreement under which, among other things, PBL Asia agreed to vote its class A shares in the same manner as the class B shares on all matters submitted to a vote of shareholders of Melco Crown Gaming.

In December 2006, we also incorporated a direct wholly owned subsidiary in Hong Kong, MPEL Services Limited (formerly Melco PBL Services Limited), for the purpose of entering into various administrative contracts, including leases for administrative office space, in Hong Kong.

Prior to the close of the City of Dreams Project Facility in September 2007, three more holding companies were incorporated through which we now hold our shares in Melco Crown Gaming: (1) MPEL Nominee One Limited or MPEL Nominee One, a Cayman Islands company, which is a 100% subsidiary of MPEL International and now holds 100% of the shares in MPEL Investments which in turn holds approximately 90% of the shares in Melco Crown Gaming made up of 1,799,999 class A shares and 7,200,000 class B shares; (2) MPEL Nominee Two Limited, or MPEL Nominee Two, a 100% subsidiary of MPEL Nominee One which holds a minority shareholding in Melco Crown Gaming’s Macau operating companies; and (3) MPEL Nominee Three Limited, or MPEL Nominee Three, a 100% subsidiary of MPEL Nominee One, which now holds one class A share in Melco Crown Gaming.

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

Melco Crown Gaming, our operating subsidiary in Macau that holds a gaming subconcession, was incorporated in May 2006 and is owned 89.99% by MPEL Investments, 10% by Mr. Lawrence Ho and 0.01% by MPEL Nominee Three. According to the applicable regulations, 10% of the issued share capital of our company holding the subconcession must be held by the managing director of such company and he or she must be a permanent resident of Macau. MPEL Nominee Three was incorporated and became a shareholder of Melco Crown Gaming to comply with the applicable regulations at the time of incorporation of Melco Crown Gaming, which requires it to have at least three shareholders. The principal activity of Melco Crown Gaming is casino operations.

We formed Melco Crown (COD) Developments and Altira Developments to develop our properties at City of Dreams and Altira Hotel, respectively. Melco Crown (COD) Developments was incorporated in Macau in July 2004, and is owned 96% by Melco Crown Gaming and 4% by MPEL Nominee Two. Altira Developments was incorporated in Macau in September 2004, and is owned as to 99.98% by Melco Crown Gaming, 0.01% by MPEL Nominee Three and 0.01% by MPEL Nominee Two.

We formed Altira Hotel in June 2006 and Melco Crown (COD) Hotels in May 2007 to operate our hotel and non-gaming businesses at Altira Macau and City of Dreams, respectively. The shares of these companies are owned 96% by Melco Crown Gaming and 4% by MPEL Nominee Two.

On March 30, 2011, we incorporated MCE Cotai Investments Limited, or MCE Cotai, as an investment holding company for the purpose of acquiring an equity interest in Studio City. On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. The remaining 40% interest is held by New Cotai, LLC. SCI is an investment holding company and its operations are conducted through its subsidiary in Macau, Studio City Developments, which is owned 96% by SCI’s wholly owned subsidiary Studio City Holdings Two Limited (formerly known as Cyber Neighbor Limited) and 4% owned by SCI. Studio City Developments holds a piece of land in Macau for development of Studio City.

The following diagram illustrates our organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries, as of April 3, 2012:

Notes:

(1)	Treasury shares are new shares issued by us and held by the depositary bank to facilitate the administration and operation of our share incentive plans. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

(2)	The shares of these companies are owned 96% by Melco Crown Gaming and 4% by MPEL Nominee Two.

(3)	The shares of this company are owned 99.98% by Melco Crown Gaming, 0.01% by MPEL Nominee Three and 0.01% by MPEL Nominee Two.

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information regarding the beneficial ownership of Melco and Crown in our company.

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

Overview

We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities in the Macau market. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations in Macau.” For detailed information regarding our operations and development projects, see “Item  4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

City of Dreams

City of Dreams, opened in June 2009, currently features a casino area of approximately 420,000 square feet with a total of approximately 430 gaming tables and approximately 1,300 gaming machines, approximately 1,400 hotel rooms and suites, over 20 restaurants and bars, approximately 70 retail outlets, a wet stage performance theater, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spa and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats opened in September 2010 featuring the The House of Dancing Water show produced by Franco Dragone. The Club Cubic nightclub, with approximately 26,210 square feet of live entertainment space, opened at City of Dreams in April 2011. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a hotel featuring either an apartment hotel or a general hotel. Our decision on the development plan on such phase is subject to various considerations, including, among others, Macau government approval, general market conditions, other business opportunities and the availability of additional financing. For the years ended December 31, 2011 and 2010, net revenues generated from City of Dreams amounted to US$2,491.4 million and US$1,638.4 million, representing 65.0% and 62.0% of our total net revenues, respectively.

Altira Macau

Altira Macau currently features a casino area of approximately 173,000 square feet with a total of approximately 200 gaming tables, approximately 200 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2011 and 2010, net revenues generated from Altira Macau amounted to US$1,173.9 million and US$859.8 million, representing 30.6% and 32.5% of our total net revenues, respectively.

Mocha Clubs

We currently operate ten Mocha Clubs with a total of more than 2,100 gaming machines in operation. Mocha Clubs focus primarily on leisure mass market gaming patrons, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2011 and 2010, net revenues generated from Mocha Clubs amounted to US$131.9 million and US$112.0 million, representing 3.4% and 4.2% of our total net revenues, respectively. The source of revenues was substantially all from slot machines. For the years ended December 31, 2011 and 2010, slot machine revenues represented 98.4% and 98.5%, respectively, of net revenues generated from Mocha Clubs.

Corporate and Others

Our Corporate and Others segment primarily includes Taipa Square Casino, a casino on Taipa Island, Macau operating within Hotel Taipa Square, which we operate under a right-to-use agreement, and other corporate costs. For the years ended December 31, 2011 and 2010, net revenues generated from Corporate and Others segment amounted to US$33.6 million and US$31.8 million, representing 0.9% and 1.2% of our total net revenues, respectively.

Recent Development — Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City, which we envision as a large-scale integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater China.

Summary of Financial Results

For the year ended December 31, 2011, our total net revenues were US$3.83 billion, an increase of 45.0% from US$2.64 billion of net revenues in 2010. Net income attributable to our company for the year ended December 31, 2011 was US$294.7 million, as compared to a net loss of US$10.5 million for the year ended December 31, 2010. Our significant improvement in profitability was predominantly a result of the substantial improvements in operating performance, particularly from our gaming operations.

	Year Ended December 31,
	2011	2010	2009
	(in thousands of US$)
Net revenues	$3,830,847	$2,641,976	$1,332,873
Total operating costs and expenses	(3,385,737)	(2,549,464)	(1,604,920)
Operating income (loss)	445,110	92,512	(272,047)
Net income (loss) attributable to our company	$294,656	$(10,525)	$(308,461)

Our results of operations for the years presented are not comparable for the following reasons:

•

On June 1, 2009, City of Dreams opened and progressively added to its operations following the completion of construction of Grand Hyatt Macau in December 2009 and the opening of The House of Dancing Water in the third quarter of 2010.

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City.

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of central and local governments to improve and develop infrastructure both within, and connecting to, Macau;

•

The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of central and local governments, such as monetary policies of the People’s Bank of China, as discussed under “Item 4. Information on the Company — B. Business Overview — Market and Competition”;

•

The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•

Our casino mix in terms of the different mix of table and machine games and customer playing habits, such as the mix between rolling chip and mass market table game segments, as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•

Our relationships with gaming promoters, which contribute a significant portion of our casino revenues and the majority of which are provided with credit as part of the ordinary course of business, expose us to credit risks. For the years ended December 31, 2011, 2010 and 2009, approximately 61.0%, 62.3% and 71.8% of our casino revenues were derived from customers sourced through our gaming promoters, respectively. For the year ended December 31, 2011, our top five customers and the largest customer were gaming promoters and accounted for approximately 23.9% and 6.9% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our gaming promoters (net of amounts indirectly rebated to customers) amounted to US$339.0 million, US$238.7 million and US$180.9 million for the years ended December 31, 2011, 2010 and 2009, respectively;

•

Our 2011 Credit Facilities and interest rate swaps, which expose us to interest rate risk, as discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk”; and

•

The currency of our operations, our indebtedness and presentation of our financial statements, which exposes us to foreign exchange rate risk, as discussed under “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Table games win: the amount of wagers won net of wagers lost that is retained and recorded as casino revenues.

•	Drop: the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage.

•	Gaming machine handle (volume): the total amount wagered in gaming machines.

•	Gaming machine win rate (previously known as “gaming machine hold percentage”): actual win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box of rolling chips purchased from the cage. We also use additional indicators to monitor table games performance for rolling chip and mass market table games segments:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate (previously known as “rolling chip hold percentage”): rolling chip table games win as a percentage of rolling chip volume.

•	Mass market table games drop (previously known as “non-rolling chip volume”): the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage (previously known as “non-rolling chip hold percentage”): mass market table games win as a percentage of mass market table games drop.

Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected mass market table games hold percentage is in the range of 18% to 22%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine win rate is in the range of 5% to 6%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of these measures. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Revenues

Our total net revenues for the year ended December 31, 2011 were US$3.83 billion, an increase of US$1.19 billion, or 45.0%, from US$2.64 billion for the year ended December 31, 2010. The increase in total net revenues was primarily driven by the significant improvements in operating performance at City of Dreams and Altira Macau, as well as contributions from The House of Dancing Water.

Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2010 comprised US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2011 were US$3.68 billion, representing a US$1.13 billion, or 44.3%, increase from casino revenues of US$2.55 billion for the year ended December 31, 2010, primarily due to an increase in casino revenues at City of Dreams of US$794.0 million, or 50.8%, and at Altira Macau of US$313.6 million, or 37.0%. This increase was primarily driven by increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2011 was US$51.2 billion, representing an increase of US$10.9 billion, or 27.1%, from US$40.3 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 3.03% for the year ended December 31, 2011, slightly higher than our expected level of 2.7% to 3.0%, and an increase from 2.91% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$581.8 million for the year ended December 31, 2011, representing an increase of 54.3% from US$377.1 million for the year ended December 31, 2010. The mass market table games hold percentage was 16.6% for the year ended December 31, 2011, within our expected range for that year of 16.0% to 20.0% and a slight increase from 16.2% for the year ended December 31, 2010.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2011 of US$78.8 billion represented an increase of US$27.1 billion, or 52.4%, from US$51.7 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2011, which is within our expected range of 2.7% to 3.0%, and a slight decrease from 2.92% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$2.94 billion for the year ended December 31, 2011 which represented an increase of US$0.88 billion, or 42.7%, from US$2.06 billion for the year ended December 31, 2010. The mass market table games hold percentage was 24.4% in the year ended December 31, 2011, which is within our expected range for that period of 21.0% to 26.0% and increased from 21.5% for the year ended December 31, 2010. Average net win per gaming machine per day was US$268 for the year ended December 31, 2011, an increase of US$49, or 22.4%, from US$219 for the year ended December 31, 2010.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2011 was US$217, an increase of approximately US$25, or 13.0%, from US$192 for the year ended December 31, 2010.

Rooms. Room revenues for the year ended December 31, 2011 were US$103.0 million, representing a US$19.3 million, or 23.0%, increase from room revenues of US$83.7 million for the year ended December 31, 2010 primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$196, 98% and US$191, respectively, for the year ended December 31, 2011, as compared to US$166, 94% and US$156, respectively, for the year ended December 31, 2010. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$172, 91% and US$156, respectively for the year ended December 31, 2011, as compared to US$157, 80% and US$126, respectively, for the year ended December 31, 2010.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of approximately US$86.2 million. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. The increase of US$58.6 million in food, beverage and other revenues from the year ended December 31, 2010 to the year ended December 31, 2011 was primarily due to an increase in visitation and the positive impact of a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$3.39 billion for the year ended December 31, 2011, representing an increase of US$836.3 million, or 32.8%, from US$2.55 billion for the year ended December 31, 2010. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau, which is in line with increased gaming volume and the associated increase in revenues, as well as the increase in operating costs associated with increased visitation and the full-year operation of The House of Dancing Water since its opening in September 2010.

Casino. Casino expenses increased by US$750.0 million, or 38.5%, to US$2.70 billion for the year ended December 31, 2011 from US$1.95 billion for the year ended December 31, 2010 primarily due to additional gaming tax and other levies and commission expenses of US$586.6 million and US$100.3 million, respectively, as a result of increased casino revenues, as well as other operating costs, such as payroll and utility expenses of US$63.0 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 13.1% to US$18.2 million for the year ended December 31, 2011 from US$16.1 million for the year ended December 31, 2010, primarily due to an increase in occupancy rates as a result of increased visitation.

Food, beverage and others. Food, beverage and others expenses increased by US$39.9 million, or 75.8%, to US$92.6 million for the year ended December 31, 2011 from US$52.7 million for the year ended December 31, 2010, primarily driven by increased visitation to our properties and particularly, The House of Dancing Water, which opened in September 2010.

General and administrative. General and administrative expenses increased by US$20.4 million, or 10.2%, to US$220.2 million for the year ended December 31, 2011 from US$199.8 million for the year ended December 31, 2010, primarily due to an increase in payroll expenses, utilities and transportation costs, which resulted from improved operating performance at City of Dreams and Altira Macau.

Pre-opening costs. Pre-opening costs were US$2.7 million for the year ended December 31, 2011 as compared to US$18.6 million for the year ended December 31, 2010. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2011 related to the opening of Club Cubic at City of Dreams in April 2011 and the pre-opening costs for the year ended December 31, 2010 related primarily to the opening of The House of Dancing Water in September 2010.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2011 and 2010.

Amortization of land use rights. Amortization of land use rights expenses increased by US$14.9 million, or 76.2%, to US$34.4 million for the year ended December 31, 2011 from US$19.5 million for the year ended December 31, 2010, primarily due to the inclusion of amortization of land use rights expenses associated with Studio City.

Depreciation and amortization. Depreciation and amortization expenses increased by US$22.9 million, or 9.7%, to US$259.2 million for the year ended December 31, 2011 from US$236.3 million for the year ended December 31, 2010 primarily due to depreciation of assets placed into service associated with a full-year operation in 2011 of The House of Dancing Water, which opened in September 2010.

Property charges and others. Property charges and others for the year ended December 31, 2011 were US$1.0 million, which related to a donation made to support the relief efforts for the Japan earthquake in 2011.

Non-operating expenses

Non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses as well as other non-operating income, net.

Interest income was US$4.1 million for the year ended December 31, 2011, as compared to US$0.4 million for the year ended December 31, 2010, primarily driven by increase in cash balances as a result of improvements in our operating cash flows.

Interest expenses were US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011, compared to US$93.4 million, net of capitalized interest of US$11.8 million for the year ended December 31, 2010. The increase in net interest expenses (net of capitalization) of US$20.4 million was primarily due to US$23.4 million of higher interest expenses associated with the issuance of the Senior Notes in May 2010 as a full-year of fixed interest was recognized for the year ended December 31, 2011, an increase of US$14.9 million for interest charges on the RMB Bonds and the Deposit-Linked Loan issued in May 2011, together with a decrease in capitalized interest of US$8.6 million as such charges were not eligible for capitalization following the opening of The House of Dancing Water in September 2010, offset in part by a decrease of US$26.9 million of interest charges on the City of Dreams Project Facility, net of interest on interest rate swap agreements, primarily due to a lower outstanding balance as a result of repayments made in accordance to the amortization schedule.

Other finance costs for the year ended December 31, 2011 of US$15.6 million, included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs and a credit amount of US$3.8 million of loan commitment fees related to the City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of the City of Dreams Project Facility in May 2010, which included a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the revolving credit facility granted under the City of Dreams Project Facility. There were no costs associated with debt modification for the year ended December 31, 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2010.

The reclassification of US$4.3 million relating to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statements of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our shares on the HKSE in December 2011.

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2011 was a negative rate of 0.6%, as compared to a negative rate of 9.6% for the year ended December 31, 2010. Such rates for the years ended December 31, 2011 and 2010 differ from the statutory Macau complementary tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2011 and 2010, with the effect of a tax holiday of US$69.7 million and US$28.1 million on the net income of our Macau gaming operations during the year ended December 31, 2011 and 2010, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interest of US$5.8 million for the year ended December 31, 2011, was primarily due to the share of the Studio City expenses by New Cotai Holdings, LLC, which owns a 40% interest in SCI, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011.

Net income (loss) attributable to our company

As a result of the foregoing, we had net income of US$294.7 million for the year ended December 31, 2011, compared to a net loss of US$10.5 million for the year ended December 31, 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenues

Our total net revenues for the year ended December 31, 2010 were US$2.64 billion, an increase of US$1.31 billion, or 98.2%, from US$1.33 billion for the year ended December 31, 2009. The increase in total net revenues was primarily driven by the improvement in operating results, and a full-year operation in 2010 of City of Dreams, which opened in June 2009 and generated US$1.09 billion more in net revenues as compared to the year ended December 31, 2009, as well as an increase in rolling chip volume and win rate at Altira Macau.

Our total net revenues for the year ended December 31, 2010 comprised US$2.55 billion of casino revenues, representing 96.5% of our total net revenues, and US$91.4 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2009 comprised US$1.30 billion of casino revenues, representing 97.9% of our total net revenues, and US$28.2 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2010 were US$2.55 billion, representing a US$1.25 billion, or 95.5%, increase in casino revenues of US$1.30 billion for the year ended December 31, 2009, primarily due to casino revenues of US$1.03 billion attributable to a full-year operation and improvement in results of City of Dreams which opened in June 2009, and an increase in casino revenues generated by Altira Macau from US$653.0 million to US$846.9 million which was primarily driven by an increase in rolling chip volume and a higher rolling chip win rate.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2010 was US$40.3 billion, representing an increase of US$2.8 billion from US$37.5 billion for the year ended December 31, 2009. Rolling chip win rate (calculated before discounts and commissions) was 2.91% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0% and an increase from 2.55% for the year ended December 31, 2009. In the mass market table games segment, mass market table games drop was US$377.1 million for the year ended December 31, 2010, representing an increase of 38.2% from US$273.0 million for the year ended December 31, 2009. The mass market table games hold percentage was 16.2% for the year ended December 31, 2010, within our expected range of 16.0% to 20.0% and an increase from 16.0% for the year ended December 31, 2009.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2010 of US$51.7 billion represented an increase of US$31.5 billion from US$20.3 billion for the year ended December 31, 2009. Rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2010, within our expected level of 2.7% to 3.0% and an increase from 2.65% for the year ended December 31, 2009. In the mass market table games segment, mass market table games drop was US$2.06 billion for the year ended December 31, 2010 which increased by 126% from US$912.6 million for the year ended December 31, 2009. The mass market table games hold percentage was 21.5% for the year ended December 31, 2010, which was within our expected range of 18.0% to 22.0% and significantly increased from 16.3% for the year ended December 31, 2009. The mass market table games hold percentage of 16.3% for the year ended December 31, 2009 at City of Dreams was within the range expected for the first six months of a new property. The expected range of mass market table games hold percentage is different for Altira Macau and City of Dreams due to, among other factors, the difference in the mix of table games, each of which has its own theoretical hold percentage, as well as from differences in the expected length of play per customer and average spend per bet. Average net win per gaming machine per day at City of Dreams was US$219 for the year ended December 31, 2010, an increase of US$82 from the year ended December 31, 2009.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2010 was US$192, an increase of approximately US$11 in net win per gaming machine per day over the year ended December 31, 2009.

Rooms. Room revenues for the year ended December 31, 2010 were US$83.7 million, representing a US$42.5 million, or 103.1%, increase from room revenues of US$41.2 million for the year ended December 31, 2009, primarily due to the opening of City of Dreams in June 2009, increasing the number of hotel rooms available across both properties to approximately 1,650 in 2010. Altira Macau’s average daily rate, occupancy and REVPAR were US$166, 94% and US$156, respectively, for 2010, as compared to US$219, 92% and US$201, respectively, for the year ended December 31, 2009. The decrease in Altira Macau’s average daily rate for the year ended December 31, 2010 was attributable to a greater proportion of rooms being allocated to gaming customers, to whom we typically provide additional discounts and promotional services, in line with our casino revenues growth. City of Dreams’ average daily rate, occupancy and REVPAR were US$157, 80% and

US$126, respectively, for the year ended December 31, 2010 as compared to US$159, 84% and US$133, respectively, for the year ended December 31, 2009.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2010 included food and beverage revenues of US$56.7 million, and entertainment, retail and other revenues of approximately US$32.7 million. Other non-casino revenues for the year ended December 31, 2009 included food and beverage revenues of US$28.2 million, and entertainment, retail and other revenues of approximately US$11.9 million. The increase of US$49.3 million in non-casino revenues was primarily due to a full year of operation of City of Dreams in 2010, increased retail leased space at City of Dreams and the opening of The House of Dancing Water in September 2010.

Operating costs and expenses

Total operating costs and expenses were US$2.55 billion for the year ended December 31, 2010, representing an increase of US$944.5 million, or 58.9%, from US$1.60 billion for the year ended December 31, 2009. The increase in operating costs of US$944.5 million was primarily due to the commencement of operations at City of Dreams in June 2009, followed by the opening of Grand Hyatt in the fourth quarter of 2009 and The House of Dancing Water in September 2010, and an increase in operating costs at Altira Macau associated with the increase in revenues as described above.

Casino. Casino expenses increased by US$818.7 million, or 72.4%, to US$1.95 billion for the year ended December 31, 2010 from US$1.13 billion for the year ended December 31, 2009, primarily due to an increase in casino revenues as a result of the full-year operation of City of Dreams in 2010, as well as additional gaming tax and other levies of US$624.5 million.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, increased by 153.8% to US$16.1 million for the year ended December 31, 2010 from US$6.4 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010.

Food, beverage and others. Food, beverage and other expenses increased by US$31.8 million, or 152.5%, to US$52.7 million for the year ended December 31, 2010 from US$20.9 million for the year ended December 31, 2009, primarily due to the full-year operation of City of Dreams in 2010 and the opening of The House of Dancing Water in September 2010.

General and administrative. General and administrative expenses increased by US$68.8 million, or 52.6%, to US$199.8 million for the year ended December 31, 2010 from US$131.0 million for the year ended December 31, 2009, primarily due to an increase of US$56.9 million for the full-year operation of City of Dreams in 2010 and US$14.1 million of increased corporate payroll and other costs. The increase primarily related to payroll expenses, utilities, transportation costs and bank charges. Corporate payroll and other costs increased in line with our planned growth.

Pre-opening costs. Pre-opening costs were US$18.6 million for the year ended December 31, 2010 as compared to US$91.9 million for the year ended December 31, 2009. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2010 related to the opening of The House of Dancing Water in September 2010 and the pre-opening costs for the year ended December 31, 2009 related to the opening of City of Dreams in June 2009.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for both the year ended December 31, 2009 and the year ended December 31, 2010.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$19.5 million for the year ended December 31, 2010 from US$18.4 million for the year ended December 31, 2009 was due to the increase in land premium associated with the increase of the developed gross floor area by approximately 1.6 million square feet of Cotai Land in Macau where the City of Dreams site is located, commencing in November 2009, when we accepted in principle the initial terms for such revision of the land lease agreement.

Depreciation and amortization. Depreciation and amortization expense increased by US$94.4 million, or 66.6%, to US$236.3 million for the year ended December 31, 2010 from US$141.9 million for the year ended December 31, 2009, primarily due to depreciation of assets placed into service associated with the opening of City of Dreams in June 2009 and Grand Hyatt Macau and The House of Dancing Water which were progressively added to City of Dreams operations in the fourth quarter of 2009 and September 2010, respectively.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and other for the year ended December 31, 2010 were less than US$0.1 million. Property charges and others for the year ended December 31, 2009 were US$7.0 million which primarily included US$4.1 million related to the re-branding of Altira Macau and US$2.9 million related to asset write-offs as a result of our termination of the Macau Peninsula project, which was a proposed development project pursuant to an acquisition agreement we entered into in May 2006 and which was terminated in December 2009.

Non-operating expenses

Non-operating expenses consists of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain, net, costs associated with debt modification as well as other non-operating income, net.

Interest income was US$0.4 million for the year ended December 31, 2010, as compared to US$0.5 million for the year ended December 31, 2009.

Interest expenses were US$93.4 million, net of capitalized interest of US$11.8 million, for the year ended December 31, 2010, compared to US$31.8 million, net of capitalized interest of US$50.5 million for the year ended December 31, 2009. The increase in interest expenses of US$61.5 million was primarily due to a US$38.9 million interest related to the Senior Notes issued in May 2010 together with a decrease in capitalized interest of US$38.7 million due to the decrease in interest eligible for capitalization following the opening of City of Dreams, Grand Hyatt and The House of Dancing Water in June 2009, the fourth quarter of 2009 and September 2010, respectively, offset in part by a decrease of US$13.1 million of interest charges on the City of Dreams Project Facility, net of interest rate swap agreements, primarily as a result of reducing indebtedness by US$444.1 million by applying a portion of the net proceeds from the sale of the Senior Notes.

Other finance costs for the year ended December 31, 2010 included US$14.3 million of amortization of deferred financing costs net of capitalization, which primarily increased from the year ended December 31, 2009 due to the ineligibility for further capitalization following the completion and opening of City of Dreams in June 2009, and a credit of US$3.8 million of loan commitment fees related to the City of Dreams Project Facility. Other finance costs for 2009 included US$6.0 million of amortization of deferred financing costs net of capitalization and US$2.3 million of loan commitment fees related to the City of Dreams Project Facility.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2010 related to the amendment of City of Dreams Project Facility which includes a write off on the balance of unamortized deferred financing costs relating to the reduced borrowing capacity of the revolving credit facility. There were no costs associated with debt modification for the year ended December 31, 2009.

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2010 was a negative rate of 9.6%, as compared to a positive rate of 0.04% for the year ended December 31, 2009. Such rates differ from the statutory Macau complementary tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the year ended December 31, 2009 and the year ended December 31, 2010, the impact of a net loss of Macau gaming operations during the year ended December 31, 2009 and the effect of tax holiday of US$28.1 million for the year ended December 31, 2010 due to our income tax exemption in Macau. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss

As a result of the foregoing, there was a net loss of US$10.5 million for the year ended December 31, 2010, compared to a net loss of US$308.5 million for the year ended December 31, 2009.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, corporate and other expenses, and other non-operating income and expenses, or adjusted property EBITDA, were US$880.9 million and US$489.8 million for the years ended December 31, 2011 and 2010, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$246.3 million, US$594.4 million and US$40.5 million, respectively, for the year ended December 31, 2011 and US$133.7 million, US$326.3 million and US$29.8 million, respectively, for the year ended December 31, 2010.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses, or adjusted EBITDA, were US$809.4 million and US$430.4 million for the years ended December 31, 2011 and 2010, respectively.

Our management uses adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses adjusted property EBITDA and adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or IFRS.

However, adjusted property EBITDA or adjusted EBITDA should not be considered in isolation, construed as an alternative to profit or operating profit, treated as an indicator of our U.S. GAAP operating performance, other operating operations or cash flow data, or interpreted as an alternative to cash flow as a measure of liquidity. Adjusted property EBITDA and adjusted EBITDA presented in this annual report may not be comparable to other similarly titled measures of other companies’ operating in the gaming or other business sectors. While our management believes these figures may provide useful additional information to investors when considered in conjunction with our U.S. GAAP financial statements and other information in this annual report, less reliance should be placed on adjusted property EBITDA or adjusted EBITDA as a measure in assessing our overall financial performance.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources, that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the development and construction of a project starts and ceases once the development activity is suspended for more than a brief period or construction is substantially completed. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations and resort facilities are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of assets are periodically reviewed, including when changes in our business and the operating environment could result in a change in our use of those assets.

Our land use rights in Macau under the land concession contracts for Altira Macau, City of Dreams and Studio City are being amortized over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The maximum useful life of assets at Altira Macau, City of Dreams and Studio City is therefore deemed to be the remaining life of the land concession contract. The amortization of land use rights is recognized from the date construction commences.

We will evaluate whether the term of the land concession contract is to be extended when it is probable that definitive registration will be obtained prior to the end of the land grant term.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2011, 2010 and 2009 were US$785.6 million, US$119.7 million and US$828.7 million, respectively, of which US$713.3 million, US$94.3 million, and US$808.4 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to our new Mocha Clubs and redesign of our properties. The development and construction capital expenditures primarily related to the acquisition and development of Studio City during the year ended December 31, 2011 and to the development and construction of City of Dreams during the years ended December 31, 2010 and 2009. Refer to notes 21 and 22 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures. For a preliminary cost estimate of our future development and construction costs in connection with Studio City, see “Item 4. Information on the Company — B. Business Overview — Our Major Existing Operations — Our Development Project.”

We also evaluate the recoverability of our property and equipment and other long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the carrying value of those assets to be held and used is measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the carrying value of the asset group exceeds the estimated undiscounted cash flows, we record an impairment loss to the extent the carrying value of the long-lived asset exceeds its fair value with fair value typically based on a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

No impairment loss was recognized during the years ended December 31, 2011 and 2010. During the year ended December 31, 2009, impairment losses amounting US$282,000 were recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments. In addition, during the year ended December 31, 2009, an impairment loss amounting to US$2.9 million was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement in December 2009.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, that arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

A detailed evaluation was performed as of December 31, 2011 and 2010 and each computed fair value of our reporting unit was significantly in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2011 and 2010.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2011 and 2010. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

Share-based Compensation

We measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the service period in accordance with applicable accounting standards. We use the Black-Scholes valuation model to value the equity instruments issued. The Black-Scholes valuation model requires the use of highly subjective assumptions of expected volatility of the underlying stock, risk-free interest rates and the expected term of options granted. Management determines these assumptions through internal analysis and external valuations utilizing current market rates, making industry comparisons and reviewing conditions relevant to us.

The expected volatility and expected term assumptions can impact the fair value of restricted shares and share options. Because of our limited trading history in the United States as a public company, we estimate the expected volatility based on the historical volatility of a peer group of publicly traded companies, and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the restricted shares and share options we granted. For 2011 awards, a 10% change in the volatility assumption would have resulted in a US$0.6 million change in fair value and a 10% change in the expected term assumption would have resulted in a US$0.3 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

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

We follow the accounting standards on reporting revenue gross as a principal versus net as an agent, when accounting for the operations of the Taipa Square Casino and the Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenues are therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, we are the owner of the hotel property and Hyatt operates the hotel under a management agreement as hotel manager, providing management services to us, and we receive all rewards and take substantial risks associated with the hotel business. As such, we are the principal and the transactions of the hotel are therefore recognized on a gross basis.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fee escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreement.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions (including commission rebated indirectly to rolling chip players) and points earned in customer loyalty programs, such as the player’s club loyalty program. We estimate commission rebated indirectly to rolling chip players based on our assessment of gaming promoters’ practice and current market conditions.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, and entertainment, retail and other services costs and is primarily included in casino expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers, including our gaming promoters, following investigations of creditworthiness. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2011, 2010 and 2009, approximately 61.0%, 62.3% and 71.8% of our casino revenues were derived from customers sourced through our gaming promoters, respectively.

As of December 31, 2011 and 2010, a substantial portion of our markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2011, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$3.9 million.

Refer to note 3 to the consolidated financial statements included elsewhere in this annual report for analysis of accounts receivable by age presented based on payment due date, net of allowance.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2011 and 2010, we recorded valuation allowances of US$60.8 million and US$47.2 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods.

To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowance will be reduced.

Derivative Instruments and Hedging Activities

We seek to manage market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments such as floating-for-fixed interest rate swap agreements. We account for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this annual report for discussion of recent accounting standards.

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2011, we held unrestricted and restricted cash and cash equivalents of approximately US$1,158.0 million and US$364.8 million, respectively, and HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. The non-current portion of restricted cash of RMB2.3 billion (approximately US$364.8 million) represents the RMB Bonds proceeds deposited into a bank account for securing the Deposit-Linked Loan. The current portion of restricted cash as of December 31, 2010 was released upon approval obtained from the lenders in July 2011. See note 11 to the consolidated financial statements included elsewhere in this annual report for more information.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below, for a period of 12 months following the date of this annual report. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and we will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2011	2010	2009
	(In thousands of US$)
Net cash provided by (used in) operating activities	$744,660	$401,955	$(112,257)
Net cash used in investing activities	(585,388)	(190,310)	(1,143,639)
Net cash provided by financing activities	557,910	17,680	653,350
Effect of foreign exchange on cash and cash equivalents	(1,081)	—	—

Net increase (decrease) in cash and cash equivalents	716,101	229,325	(602,546)
Cash and cash equivalents at beginning of year	441,923	212,598	815,144

Cash and cash equivalents at end of year	$1,158,024	$441,923	$212,598

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass table games play, slot machine play, food and beverage, and entertainment, conducted primarily on a cash basis.

Net cash provided by operating activities was US$744.7 million for the year ended December 31, 2011, compared to US$402.0 million for the year ended December 31, 2010. The increase in net cash provided in operating activities was mainly attributable to significant improvement in casino revenues, as well as a full year of operation of The House of Dancing Water, which opened in September 2010. Net cash provided by operating activities was US$402.0 million for the year ended December 31, 2010, compared to net cash used in operating activities of US$112.3 million for the year ended December 31, 2009. From 2009 to 2010, there was an increase in operating cash flow mainly attributable to the improvement in results and a full year of operation of City of Dreams, which opened in June 2009.

Investing Activities

Net cash used in investing activities was US$585.4 million for the year ended December 31, 2011, compared to US$190.3 million for the year ended December 31, 2010, primarily due to an increase in restricted cash and a payment of US$290.0 million for the acquisition of a 60% equity interest in SCI (net of cash and cash equivalents acquired of US$35.8 million), offset in part by a reduction in payments for construction and development activities relating to The House of Dancing Water.

For the year ended December 31, 2011, there was a net increase of US$186.0 million in the amount of restricted cash, primarily due to the deposit of proceeds from issuance of the RMB Bonds of US$353.3 million pledged for the Deposit-Linked Loan, offset in part by settlement of US$10.3 million of City of Dreams project costs, settlement of interest and principal repayments of US$133.7 million in accordance with the City of Dreams Project Facility, and release of US$23.3 million to unrestricted cash after the completion of amendment of the City of Dreams Project Facility on June 30, 2011.

Our total capital expenditure payments for the year ended December 31, 2011 were US$90.3 million. We also paid US$15.3 million for the scheduled installment of City of Dreams’ land premium payment during the year ended December 31, 2011.

Net cash used in investing activities was US$190.3 million for the year ended December 31, 2010, compared to US$1,143.6 million for the year ended December 31, 2009. The decrease is primarily due to a reduction in construction and development activities relating to City of Dreams, which opened in June 2009.

Our total capital expenditure payments for the year ended December 31, 2010 were US$197.4 million. We also paid US$29.8 million for City of Dreams’ land use rights and US$27.1 million for entertainment production costs for The House of Dancing Water for the year ended December 31, 2010.

For the year ended December 31, 2010, there was a net decrease of US$69.1 million in the amount of restricted cash, primarily due to the settlement of US$210.3 million of City of Dreams costs in accordance with the City of Dreams Project Facility, offset in part by a net increase of US$97.5 million in the balance associated with the issuance of the Senior Notes as described below and an increase of US$47.0 million of cash set aside in accordance with the City of Dreams Project Facility, both of which were for future repayments of the City of Dreams Project Facility.

We expect to incur significant capital expenditures for Studio City in the future. We are also re-evaluating the next phase of our development plan at City of Dreams. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures by segment for the years ended December 31, 2011, 2010 and 2009.

	Year Ended December 31,
	2011	2010	2009
	(in thousands of US$)
Mocha Clubs	23,558	13,140	11,448
Altira Macau	6,662	7,784	6,712
City of Dreams	39,774	94,279	808,424
Studio City	713,253	—	—
Corporate and Others	2,387	4,457	2,152

Total capital expenditures	785,634	119,660	828,736

Our capital expenditures for the year ended December 31, 2011 increased significantly primarily due to the acquisition and development of Studio City. The decrease for the year ended December 31, 2010 from the year ended December 31, 2009 was primarily due to the completion of construction and opening of City of Dreams in 2009.

Financing Activities

Net cash provided by financing activities amounted to US$557.9 million for the year ended December 31, 2011, primarily from the proceeds of the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan totaling US$706.6 million in May 2011 and proceeds from the exercise of share options totaling US$4.6 million, offset in part by the repayment of the City of Dreams Project Facility of US$117.1 million and payment of debt issuance costs primarily associated with the RMB Bonds, the Deposit-Linked Loan and the 2011 Credit Facilities of US$36.1 million.

Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily due to proceeds from the issuance of the Senior Notes amounting to US$592.0 million, offset in part by the repayment of long-term debt of US$551.4 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the Senior Notes of US$22.9 million.

Net cash provided by financing activities amounted to US$653.4 million for the year ended December 31, 2009, primarily due to drawdown proceeds of US$270.7 million from the City of Dreams Project Facility and proceeds from our follow-on public offerings in May 2009 and August 2009 totaling US$383.5 million after deducting offering expenses.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2011:

As of December 31, 2011
(in thousands of US$)
2011 Credit Facilities	1,014,729
Senior Notes, net (1)	593,166
RMB Bonds	364,807
Deposit-Linked Loan	353,278

2,325,980

Note:

(1)	Net of unamortized issue discount.

Major changes in our indebtedness during the year ended December 31, 2011 are summarized below.

In May 2010, our subsidiary, MCE Finance issued US$600 million aggregate principal amount of Senior Notes with an interest rate of 10.25% per annum and a maturity date of May 15, 2018. The net proceeds were used to reduce our indebtedness under the City of Dreams Project Facility.

In May 2011, we issued RMB2.3 billion (equivalent to US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 and listed on the Official List of SGX-ST. On May 20, 2011, we entered into the Deposit-Linked Loan for HK$2.7 billion (equivalent to US$353.3 million based on exchange rate on transaction date), which is secured by a deposit of RMB2.3 billion (equivalent to US$353.3 million based on exchange rate on transaction date) principally funded by the net proceeds of the RMB Bonds to hedge our exchange rate exposure. We intend to use the Deposit-Linked Loan (i) to fund potential future growth and expansion opportunities, which may include acquisitions, (ii) to repay existing debt, (iii) to partially pre-fund certain scheduled interest payments on the RMB Bonds, (iv) for working capital requirements; and (v) for general corporate purposes. As of December 31, 2011, US$325 million of the Deposit-Linked Loan had been used to make payments related to the acquisition of a 60% equity interest in SCI.

In June 2011, we completed an amendment to the City of Dreams Project Facility, known as the 2011 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the City of Dreams Project Facility and extended the repayment maturity date, thereby increasing our financial flexibility. The 2011 Credit Facilities include a revolving credit facility that we have presented as a long-term liability, as we have both the intent and the ability to refinance these borrowings on a long-term basis.

On November 29, 2011, the outstanding shareholder loans with an aggregate balance of approximately US$115.6 million were converted into 40,211,930 ordinary shares of our company at a conversion price of US$2.87 per ordinary share.

For further details of the above indebtedness, please refer to note 11 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt and equity facilities used, the maturity profile of debt, the currency and interest rate structure and the nature and extent of any restrictions on the ability of our subsidiaries to transfer funds to our company in the form of cash dividends, loans or advances. Refer also to “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure Of Contractual Obligations” for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City and potentially the next phase of City of Dreams.

We have relied and intend in the future to rely on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on acceptable terms to us, and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

On December 7, 2011, we successfully completed a dual primary listing on the Main Board of the HKSE by way of introduction. This dual primary listing is expected to provide access to a broader range of investors and provide access to additional sources of equity capital if required.

On July 27, 2011, we acquired a 60% equity interest in SCI. We currently estimate on a preliminary basis that the construction cost for Studio City will be approximately US$1.9 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary government approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a hotel featuring either an apartment hotel or a general hotel.

Both Studio City and the next phase of City of Dreams are subject to further financing. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2011, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling US$60.6 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 19 to the consolidated financial statements included elsewhere in this annual report.

As of December 31, 2011 and 2010, our gearing ratios (total debts divided by total assets) were 37.1% and 37.7%, respectively. Our gearing ratio decreased slightly as of December 31, 2011, primarily as a result of increased cash and cash equivalents due to the growth of our business and enhancements in our capital structure and also the conversion of shareholders’ loans, offset by the increased indebtedness from the issuance of the RMB Bonds and drawdown of the Deposit-Linked Loan.

Melco Crown Gaming has a rating of “BB-” by Standard & Poor’s and a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Restrictions on Distributions

For discussion on the ability of our subsidiaries to transfer funds to our company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 4. Information on the Company — B. Business Overview — Dividend Distribution.” See also “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 18 to the consolidated financial statements included elsewhere in this annual report.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown trademark in Macau. Our hotel management agreements for the use of the Grand Hyatt and Hyatt Regency trademarks on a non-exclusive and non-transferable basis were terminated in August 2008 and replaced by a management agreement for the use of the Grand Hyatt trademarks to reflect the branding of the twin-tower hotels under the “Grand Hyatt” brand. In January 2007, we entered into a casino trademark license agreement and a hotel trademark license agreement (which was subsequently novated and amended by a Novation Agreement on August 20, 2008) with Hard Rock Holdings Limited, or Hard Rock, to use the Hard Rock brand in Macau at the City of Dreams. Pursuant to the agreements, we have the exclusive right to use the Hard Rock brand for the hotel and casino facility at City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. In addition, we have registered the trademarks “Altira,” “Mocha Club”, “City of Dreams” and “Melco Crown Entertainment” in Macau and other jurisdictions. We have also registered in Macau and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau.

D. TREND INFORMATION

Other than as disclosed in “Item 4. Information on the Company — B. Business Overview,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS

Except as disclosed in note 19(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2011.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations (1):
2011 Credit Facilities	—	385.1	629.6	—	1,014.7
RMB Bonds	—	364.8	—	—	364.8
Deposit-Linked Loan	—	353.3	—	—	353.3
Senior Notes	—	—	—	600.0	600.0
Fixed interest payments	85.4	131.7	123.0	84.6	424.7
Variable interest payments (2)	21.8	38.1	15.0	—	74.9
Operating lease obligations:
Operating leases, including Mocha Clubs locations	12.1	12.4	6.5	12.2	43.2
Other contractual commitments:
Government annual land use fees (3)	1.9	3.8	3.8	27.2	36.7
Fixed interest on land premium (3)	1.0	0.2	—	—	1.2
Construction, plant and equipment acquisition commitments	60.6	—	—	—	60.6
Gaming subconcession premium (4)	23.3	46.6	46.6	128.0	244.5
Other commitments (5)	18.3	21.5	2.0	2.2	44.0

Total contractual obligations	224.4	1,357.5	826.5	854.2	3,262.6

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and three months Hong Kong Interbank Offered Rate, or HIBOR, as at December 31, 2011 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	The City of Dreams and Altira Macau sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of up to 10 years each, until December 19, 2049. The land concession received from the Macau government for the Studio City site, in which we hold a 60% equity interest, is also for a 25-year term from October 17, 2001, renewable for further consecutive periods of ten years each until December 19, 2049. Renewals of these land concessions are subject to obtaining approvals from the Macau government. See “Item 4. Information on the Company — B. Business Overview — Our Properties” for further details of the land concession obligations.

(4)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and minimum variable premium of MOP45.0 million (approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2011 through to the termination of the gaming subconcession in June 2022.

(5)	Other commitments includes commitments for our trademark and memorabilia license fees, for our entertainment show operations and for other contracts.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	35	Co-chairman, chief executive officer and executive director
James Douglas Packer	44	Co-chairman and non-executive director
John Peter Ben Wang	51	Non-executive director
Yuk Man Chung	49	Non-executive director
William Todd Nisbet	44	Non-executive director
Rowen Bruce Craigie	56	Non-executive director
James Andrew Charles MacKenzie	58	Independent non-executive director
Thomas Jefferson Wu	39	Independent non-executive director
Yiu Wa Alec Tsui	62	Independent non-executive director
Robert Wason Mactier	47	Independent non-executive director
Geoffrey Stuart Davis	43	Chief Financial Officer
Stephanie Cheung	49	Executive Vice President and Chief Legal Officer
Nigel Alan Dean	58	Executive Vice President and Chief Internal Audit Officer
Akiko Takahashi	58	Executive Vice President and Chief Human Resources/Corporate Social Responsibility Officer
Ying Tat Chan	40	Chief Operating Officer
Ching Hui Hsu	38	President of Mocha Clubs

Directors

Mr. Lawrence Yau Lung Ho was appointed as our executive director on December 20, 2004 and has served as a co-chairman of our board and chief executive officer since December 2004. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho has served as a director of Melco Leisure since 2001. Mr. Ho is the managing director of Melco Crown Gaming and the director of Melco Crown (Macau) Peninsula Developments Limited, Melco Crown (Macau Peninsula) Hotel Limited, Studio City Developments, Studio City Entertainment Limited and SCI, all of which are our subsidiaries. Mr. Ho serves numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. Mr. Ho was previously the chairman and non-executive director of Value Convergence Holdings Limited, a company listed on the HKSE, until his resignation in September 2009, and the chairman and director of Mountain China Resorts (Holding) Limited (formerly known as Melco China Resorts (Holding) Limited), a company listed on the TSX Venture Exchange of Canada, until his resignation in April 2010. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and one of the “Directors of the Year” awards by the Hong Kong Institute of

Directors in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by the Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine, and in 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected by FinanceAsia as one of the “Best CEOs” in Hong Kong, “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Centre, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards. Mr. Ho was selected again as one of the “Best CEOs” in Hong Kong by FinanceAsia in 2010 and 2011. He was also awarded “Asia’s Best CEO (Investor Relations)” at the Asian Excellence Awards by Corporate Governance Asia magazine in 2011. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. James Douglas Packer was appointed as our non-executive director on March 8, 2005 and has served as a co-chairman of our board since March 2005. Mr. Packer is the executive chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006, and the deputy chairman of Consolidated Media Holdings Limited, having been appointed in December 2007. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Ellerston Capital Limited from August 2004 to August 2011, Sunland Group Limited from July 2006 to August 2009, and Ten Network Holdings Limited from December 2010 to March 2011.

Mr. John Peter Ben Wang was appointed as our non-executive director on November 21, 2006. Since November 2009, Mr. Wang has served as a non-executive director of MelcoLot Limited, a company listed on the HKSE. The principal activities of MelcoLot Limited include the management of lottery business, manufacturing and sales of lottery terminals and POS machines, and provision of management services for distribution of lottery products. Mr. Wang is also a non-executive director of China Precious Metal Resources Holdings Co., Ltd, a company listed on the HKSE and is the chairman and executive director of Summit Ascent Holdings Limited, also listed on the HKSE. Mr. Wang was the chief financial officer of Melco (one of our controlling shareholders) from 2004 to September 2009. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. He was a non-executive director of Oriental Ginza Holdings Limited, which is listed on the HKSE, until March 1, 2012. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

Mr. Yuk Man Chung was appointed as our non-executive director on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco, he was the chief financial officer at Megavillage Group from September 2000 to November 2003, a vice-president at Lazard Asia Investment Management (H.K.) Ltd from June 1998 to September 2000, a vice-president at Pacific Century Group, and a qualified accountant with Arthur Andersen from July 1987 to June 1992. Mr. Chung has also been serving as the chairman and chief executive officer of

Entertainment Gaming Asia Inc. (formerly known as Elixir Gaming Technologies, Inc.), a company listed on the New York Stock Exchange (NYSE-Amex), since August 2008 and October 2008, respectively. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology in 2008 and is a member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) and the Institute of Chartered Accountants in England and Wales, respectively.

Mr. William Todd Nisbet was appointed as our non-executive director on October 14, 2009. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as executive vice president — strategy and development at Crown, Mr. Nisbet is responsible for all project development and construction operations of Crown. From August 2000 through July 2007, Mr. Nisbet held the position of executive vice president — project director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited, or Wynn, an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

Mr. Rowen Bruce Craigie was appointed as our non-executive director on March 8, 2005. Mr. Craigie is the chief executive officer and director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a director of Crown Asia Investments and Crown Entertainment Group Holdings. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2001, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the chief executive officer of PBL Gaming from 2006 to 2007 and as the chief executive officer of Crown Melbourne Limited from 2002 to 2007. Mr. Craigie was a director of Consolidated Media Holdings Limited from January 2002 to April 2009. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the executive general manager of its Gaming Machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive director on April 24, 2008. Mr. MacKenzie has also served as chairman of Mirvac Group since 2005, Pacific Brands Ltd. since 2008, and Gloucester Coal Limited since 2009. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession since 1977, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively. He is the chairman of our audit committee.

Mr. Thomas Jefferson Wu was appointed as an independent non-executive director on December 18, 2006. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the HKSE, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell

Highway Infrastructure Limited since July 2003. In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” He was also awarded a “Directors of the Year” award by the Hong Kong Institute of Directors in November 2010 and an “Asian Corporate Director Recognition” award by Corporate Governance Asia in June 2011. Among other memberships in various trade, political and community organizations, Mr. Wu has been a member of the Advisory Committee of the Securities and Futures Commission of Hong Kong since June 2007 and a member of the Hong Kong-Japan Business Co-operation Committee of the Hong Kong Trade Development Council since January 2010, a council member of The Hong Kong Polytechnic University since April 2009, and a member of the Court of The Hong Kong University of Science and Technology since July 2009. He has also acted as the honorary consultant of the Institute of Accountants Exchange since May 2006, the honorary president of the Association of Property Agents and Realty Developers of Macau since June 2005, and was the vice chairman of The Chamber of Hong Kong Listed Companies from October 2003 to August 2010. Mr. Wu obtained a master’s degree in business administration from Stanford University in 1999 and a bachelor’s degree in mechanical and aerospace engineering from Princeton University in 1994. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.

Mr. Yiu Wa Alec Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of National Arts Holdings Limited (formerly known as Vertex Group Limited) from March 2002 to April 2009, Synergis Holdings Limited from January 2005 to September 2008, Greentown China Holdings Limited from June 2006 to June 2010 and China Huiyuan Juice Group Limited from September 2006 to July 2010, all of which are companies listed on the HKSE . Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2006 and an independent non-executive director of a number of companies listed on the HKSE, Nasdaq and the Shanghai Stock Exchange, including Industrial and Commercial Bank of China (Asia) Limited since August 2000, China Chengtong Development Group Limited since 2003, COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, China Blue Chemical Limited since 2006, Pacific Online Ltd. since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, and Summit Ascent Holdings Limited since March 2011. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. Robert Wason Mactier was appointed as an independent non-executive director on December 18, 2006. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent non-executive chairman in July 2008. He has also been a non-executive director of Aurora Community Television Limited since 2005. Since 1990, Mr. Mactier has held a variety of executive roles across the Australian investment banking and securities markets. He has been a consultant to UBS AG in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with E.L. & C. Baillieu Limited from November 1994 to February 1997 and Ord Minnett Securities Limited from May 1990 to October 1994. During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sectors and across the private equity sectors. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant in 1987, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He obtained a bachelor’s degree in economics from the University of Sydney, Australia in 1986 and has been a Member of the Australian Institute of Company Directors since 2007. Mr. Mactier is a member of our compensation committee and nominating and corporate governance committee.

Executive Officers

Mr. Geoffrey Stuart Davis is our chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title general counsel from November 2006, when she joined our company. She also acts as the secretary to our board since she joined our company. Prior to joining us, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986, and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

Mr. Nigel Alan Dean is our executive vice president and chief internal audit officer and he was appointed to his current role in December 2008. Prior to that, he held the title director of internal audit from December 2006, when he joined our company. Prior to joining us, Mr. Dean was general manager-compliance F&A at Coles Myer Ltd from 2003 to 2006, where he was responsible for the implementation of the Sarbanes-Oxley Act of 2002 and other corporate governance compliance programs. Other positions held at Coles Myer included the chief internal auditor from 1995 to 2003 and general manager-internal audit of the Supermarkets Division from 1990 to 1993. Previous experience in external and internal audit included positions with Peat Marwick Mitchell & Co (now KPMG) from 1973 to 1975, Australian Federal Government Auditor-General’s Office from 1975 to 1976, Ford Asia-Pacific from 1976 to 1982, CRA (now RioTinto) from 1982 to 1986, and Elders IXL Group from 1986 to 1990. Mr. Dean has been a Fellow of CPA Australia (formerly known as the Australian Society of Accountants) since 1984 and a Certified Internal Auditor since 2005. He obtained a bachelor of laws degree under a long distance learning course from Deakin University in 2005, a diploma of business studies (accounting) from Swinburne University of Technology (formerly known as Swinburne College of Technology) in 1973 and a master’s degree in business administration from Monash University in 1993.

Ms. Akiko Takahashi is our executive vice president and chief human resources/corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006, where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City, and where her last assignment prior to joining our company was to lead the human resources integration for the international hospitality joint venture in Japan between InterContinential Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and SVC Quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii / Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

Mr. Ying Tat Chan is our chief operating officer and he was appointed to his current role in February 2012. With the elimination of the co-chief operating officer positions in February 2012, Mr. Chan now oversees both gaming and non-gaming activities across City of Dreams, Altira Macau and Mocha Clubs. Previously, since September 2010, he was our co-chief operating officer, gaming. Prior to that, he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, Mr. Chan was the chief executive officer of Amax Entertainment Holdings Limited from December 2007 until November 2008. Before joining Amax, Mr. Chan worked with our chief executive officer on special projects from September 2007 to November 2007 and was the general manager of Mocha Clubs from 2004 to 2007. From June 2002 to October 2006, Mr. Chan was the assistant to the Group Managing Director at Melco, and he was involved in the overall strategic development and management of our company. Mr. Chan served in various roles at First Shanghai Financial Holding Limited from 1998 to May 2002, with his last position as assistant to the managing director. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Ms. Ching Hui Hsu is our president of Mocha Clubs, and she was appointed to her current role in December 2008. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha Club’s former financial controller from September 2003 to September 2006 and its chief operating officer from December 2006 to November 2008, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998; a member of the American Institute of Certified Public Accountants in 1999; and an associate member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) in 2001.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our company as a group, amounted to approximately US$14.1 million for the year ended December 31, 2011.

Bonus Plan

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

Equity Awards

In 2011, we issued options to acquire 3,101,358 of our ordinary shares pursuant to a share incentive plan our board adopted in November 2006, or the 2006 Share Incentive Plan, to directors and senior executive officers of our company with exercise prices of US$2.5233 per share, or US$7.57 per ADS, and 1,833,577 restricted shares with grant date fair value at US$2.5233 per share, or US$7.57 per ADS. The options expire ten years after the date of grant. In 2011, 47,556 restricted shares held by the directors and senior executive officers were forfeited. No further awards will be granted under the 2006 Share Incentive Plan and all subsequent awards will be issued under a share incentive plan that was conditionally adopted in October 2011 and became effective in December 2011, or the 2011 Share Incentive Plan. See “— E. Share Ownership” for descriptions of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2011, we set aside or accrued US$273,489 to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”

C. BOARD PRACTICES

Composition of Board of Directors

Our board consists of ten directors, including three directors nominated by each of Melco and Crown and four independent directors. Nasdaq Marketplace Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Marketplace Rule 5615(c)(3). However, Nasdaq Marketplace Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under Cayman Islands law, we are not required to have a majority of independent directors serving on our board. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. An individual shareholder or we, as the company, have (as applicable) the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board include, among others:

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

In September 2011, our board adopted Hong Kong corporate governance guidelines, which took effect upon the listing of our company in Hong Kong, to satisfy the requirements of the HKSE, with the intention of strengthening our corporate governance practice.

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

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest version of the nominating and corporate governance committee charter adopted in December 2011 and the latest versions of the audit committee charter and the compensation committee charter adopted in March 2012 to satisfy the requirements of the HKSE. The charters may be found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership and summary of the charters under which each committee operates are provided below.

Audit Committee

Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and James MacKenzie, and is chaired by Mr. MacKenzie. Each of our audit committee members also satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. We believe that Mr. MacKenzie qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the committee is to assist our board in overseeing and monitoring:

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

•

the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee; and

•	the integrity and effectiveness of our internal audit function and risk management policies, procedures and practices.

The duties of the audit committee include:

•	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor and after considering a tendering process for the appointment of the independent auditor every five years;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	at least annually, obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•

discussing with our independent auditor and our management, among other things, the integrity of the financial statements, including whether any material information brought to their attention should be disclosed, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	reviewing and recommending the financial statements to our disclosure committee for inclusion within our quarterly earnings releases and to our board for inclusion in our half-year and annual reports;

•

approving all material related party transactions brought to its attention, without further approval of our board except for those which are non-exempt connected transactions under the listing rules of the HKSE;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	approving the internal audit charter and annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•

assessing and approving any policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, and making recommendations with respect to our risk management process;

•

reviewing our financial controls, internal control and risk management systems, and discussing with our management the system of internal control and ensuring that our management has discharged its duty to have an effective internal control system including the adequacy of resources, the qualifications and experience of our accounting and financial staff, and their training programs and budget;

•	together with our board, evaluating the performance of the audit committee on an annual basis;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

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

The duties of the compensation committee include:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•

at least annually, making recommendations to our board with respect to the compensation arrangements for our non-executive directors, and approving compensation arrangements for our executive directors and executive officers, including the chief executive officer;

•

at least annually, reviewing and making recommendations to our board with respect to our general compensation scheme, incentive compensation plans and equity-based plans, and overseeing the administration of these plans and discharging any responsibilities imposed on the compensation committee by any of these plans;

•	reviewing and approving the compensation payable to our executive director and executive officers in connection with any loss or termination of their office or appointment;

•	reviewing and approving any benefits in kind received by any director or executive officer where such benefits are not provided for under the relevant employment terms;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to officers;

•	together with the board, evaluating the performance of the compensation committee on an annual basis;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Tsui and Robert Mactier, and is chaired by Mr. Tsui. The purpose of the nominating and corporate governance committee is to assist our board in discharging its responsibilities regarding:

•	the identification of qualified candidates to become members and chairs of the board committees and to fill any such vacancies, and reviewing the appropriateness of the continued service of directors;

•

ensuring that our board meets the criteria for independence under the Nasdaq corporate governance rules, and that at least three of the board members are independent non-executive directors as required under the listing rules of the HKSE, and nominating directors who meet such independence criteria;

•

oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), the Cayman Islands, the SEC, Nasdaq and the HKSE;

•	the development and recommendation to our board of a set of corporate governance principles applicable to our company; and

•

the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The duties of the committee include:

•

making recommendations to our board for its approval, the appointment or re-appointment of any members of our board and the chairs and members of its committees, including evaluating any succession planning;

•

reviewing on an annual basis the appropriate skills, knowledge and characteristics required of board members and of the committees of our board, and making any recommendations to improve the performance of our board and its committees;

•

developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, the listing rules of the HKSE, or otherwise considered desirable and appropriate;

•	developing a set of corporate governance principles and reviewing such principles at least annually;

•

deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee, should be disclosed;

•	reviewing and monitoring the training and continuous professional development of our directors and senior management, pursuant to the listing rules of the HKSE;

•	developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and directors, pursuant to the listing rules of the HKSE;

•	together with the board, evaluating the performance of the committee on an annual basis;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may recommend remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of our company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Benefits Upon Termination

Our directors are not currently entitled to benefits when they cease to be directors.

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Mr. Lawrence Ho, upon notice to terminate employment from either the executive officer or our company, our company may limit the executive officer’s services for a period until the termination of employment. Each executive officer (or his estate, as applicable) is entitled to accrued amounts in relation to such executive officer’s employment with us upon termination due to disability or death. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

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

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for certain periods following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area for six months following termination of employment; (ii) solicit or seek any business orders from our customers for one year following termination of employment; or (iii) seek directly or indirectly, to solicit the services of any of our employees for one year following termination of employment. The restricted area is defined as Asia or Australasia or any other country or region in which our company operates.

D. EMPLOYEES

Employees

We had 11,071, 10,913 and 10,482 employees as of December 31, 2011, 2010 and 2009, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2011, 2010 and 2009. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	December 31,
	2011		2010		2009
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	777	7.0%	777	7.1%	757	7.2%
Altira Macau	2,351	21.3	2,609	23.9	2,753	26.3
City of Dreams(1)	7,532	68.0	6,941	63.6	6,569	62.7
Corporate and centralized services(1)	411	3.7	586	5.4	403	3.8

Total	11,071	100.0%	10,913	100.0%	10,482	100.0%

Note:
(1)	Includes project management staff for Studio City.

None of our employees is a member of any labor union and we are not party to any collective bargaining or similar agreement with any of our employees. We believe that our relationship with our employees is good. We recruited a significant number of employees in 2009 to cater for the opening of City of Dreams in June 2009 for which we developed human resources outreach programs in Macau and hosted several recruitment events in cities throughout China.

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program, scholarship awards, corporate management trainee programs as well as fast track promotion training initiatives jointly coordinated with the School of Continuing Study of Macau University of Science & Technology and Macao Technology Committee.

Our Macau employees participate in the government-managed social security fund scheme, under which we are required to make a monthly fixed contribution to fund the benefits for each resident employee. The Macau government is responsible for the planning, management and supervision of this social security fund scheme, including collecting and investing the contributions and paying out the pensions to the retired employees. We do not have any obligations to pay any pension to any retired employees under this scheme.

Our Hong Kong employees participate in the mandatory provident fund scheme, or the MPF Scheme, which we operate. For these employees, with the exception of executive officers, our and the employees’ contributions to the MPF Scheme are each set at 5% of the employees’ relevant income up to a maximum of HK$1,000 per employee per month. For executive officers, the employees’ contributions to the MPF Scheme are set at 5% of the employees’ salaries up to a maximum of HK$1,000 per employee per month, and our contribution to the MPF Scheme is set at 10% of the employees’ base salaries. The excess of contributions over our mandatory portion, which is 5% of the employees’ salaries up to a maximum of HK$1,000 per employee per month, are treated as our voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. Our contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from ours by independent trustees.

Our subsidiaries in the United States and other jurisdictions operate a number of defined contribution schemes. Contributions to the defined contribution schemes are made at a certain percentage of the employees’ payroll in accordance with applicable minimum mandatory requirements.

The total amounts of contributions made by us for such retirement schemes for each of the three years ended December 31, 2011, 2010 and 2009 were US$5.4 million, US$5.1 million and US$5.0 million, respectively.

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

Except as disclosed in Item 7, each of our directors and members of senior management individually owns less than 1% of our outstanding ordinary shares.

For the ownership of our ordinary shares pursuant to options and restricted shares granted to directors under our 2006 Share Incentive Plan and our 2011 Share Incentive Plan, see “— Share Incentive Plans” below.

None of our directors or members of senior management who are shareholders have different voting rights from other shareholders of our company.

Share Incentive Plans

2006 Share Incentive Plan

We adopted the 2006 Share Incentive Plan to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentives to employees, directors and consultants and to promote the success of our business. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan.

The following paragraphs describe the principal terms included in the 2006 Share Incentive Plan.

Types of Awards. The awards permitted to be granted under our 2006 Share Incentive Plan included options to purchase our shares and restricted shares.

Eligibility. We were permitted to grant awards to employees, directors and consultants of our company or any of our related entities, including Melco, Crown, other joint venture entities of Melco or Crown, our own subsidiaries or any entities in which we hold a substantial ownership interest. However, we could grant options that are intended to qualify as incentive share options only to our employees.

Maximum Number of Shares. Under the 2006 Share Incentive Plan, the maximum aggregate number of shares which could be issued pursuant to all awards (including shares issuable upon exercise of options) was 100,000,000 over 10 years.

Plan Administration. Our compensation committee would administer the 2006 Share Incentive Plan and determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted were to be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price and Term of Awards. In general, the plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price could be a fixed or variable price related to the fair market value of our shares. If we granted an incentive share option to an employee who, at the time of that grant, owned shares representing more than 10% of the voting power of all classes of our share capital, the exercise price could not be less than 110% of the fair market value of our shares on the date of that grant. The term of each award would be stated in the award agreement, and would not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determined, or the award agreement would specify, the vesting schedule.

See “— B. Compensation of Directors and Executive Officers” for awards granted to our directors and executive officers under the 2006 Share Incentive Plan.

As of December 31, 2011 the unvested share options granted under the 2006 Share Incentive Plan represented approximately 0.599% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2011 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our shareholders of approximately 0.599% and basic earnings per share of US$0.0011.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan as of December 31, 2011, is presented below:

	Exercise Price/Grant Date Fair Value per ADS (US$)	Number of Unvested Share Options/Restricted Shares	Vesting Period
Share Options
2008 Long Term Incentive Plan	12.04 – 14.08	88,157	4 years
2009 Cancel and Re-issue Program	4.28	1,174,629	4 years
2009 Long Term Incentive Plan	3.04 – 3.26	2,258,238	4 years
2010 Long Term Incentive Plan	3.75 – 3.98	1,450,212	3 to 4 years
2011 Long Term Incentive Plan	7.57	4,937,685	3 years

		9,908,921

Restricted Shares
2008 Long Term Incentive Plan	3.99 – 12.95	148,199	4 years
2009 Long Term Incentive Plan	3.26	310,596	4 years
2010 Long Term Incentive Plan	3.75 – 4.66	789,516	2 to 4 years
2011 Long Term Incentive Plan	7.57	2,754,192	3 years

		4,002,503

Details of the movement in share options granted under the 2006 Share Incentive Plan during the year ended December 31, 2011 are as follows:

					Number of share options
Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year (2)	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
Directors:
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	724,692	—	—	—	—	—	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	724,692	—	—	—	—	—	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	724,692	—	—	—	—	—	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	724,698	—	—	—	—	—	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	188,763	—	—	—	—	—	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	188,763	—	—	—	—	—	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	188,763	—	—	—	—	—	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	188,769	—	—	—	—	—	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	—	482,115	—	—	—	—	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	—	482,115	—	—	—	—	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	—	482,268	—	—	—	—	482,268

Sub-total:					3,653,832	1,446,498	—	—	—	—	5,100,330

					Number of share options
Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year (2)	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					194,664	—	—	—	—	—	194,664

Yiu Wa Alec Tsui	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	—	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	—	254,511

					Number of share options
Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year (2)	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					194,664	—	—	—	—	—	194,664

Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	—	23,946
	March 18, 2008	March 18 ,2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18 ,2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18 ,2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18 ,2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	—	254,511

					Number of share options
Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year (2)	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	—	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	—	254,511

					Number of share options
Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year (2)	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2009 to September 29, 2018	4.69	1.33	8,334	—	—	—	—	—	8,334
	September 30, 2008	April 24, 2010 to September 29, 2018	4.69	1.33	8,336	—	—	—	—	—	8,336
	September 30, 2008	April 24, 2011 to September 29, 2018	4.69	1.33	8,336	—	—	—	—	—	8,336
	September 30, 2008	April 24, 2012 to September 29, 2018	4.69	1.33	8,336	—	—	—	—	—	8,336
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					171,378	—	—	—	—	—	171,378

Sub-total:					4,978,071	1,446,498	—	—	—	—	6,424,569

Number of share options
Name or category of participants	Date of grant of share options	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Exercised during the year (2)	Cancelled during the year	Lapsed during the year	Outstanding as at December 31, 2011
Employees (3)	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	140,241	—	(63,030)	—	—	—	77,211
Employees (4)	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	12,750	—	—	—	—	23,367	(16)	36,117
Employees (5)	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	8,765,613	—	(867,957)	(1,182,531)	—	—	6,715,125
Employees (6)	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	789,474	—	—	—	—	—	789,474
Employees (7)	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	895,731	—	(91,773)	(30,915)	—	—	773,043
Employees (8)	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	767,256	—	(71,817)	(20,961)	—	—	674,478
Employees (9)	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	140,400	—	—	—	—	—	140,400
Employees (10)	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	156,624	—	—	—	—	—	156,624
Employees (11)	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	319,266	—	—	—	—	(14,976)	304,290
Employees (12)	July 28, 2010	July 28, 2011 to July 27, 2020	1.28	1.28	1,033,944	—	—	—	—	—	1,033,944
Employees	August 2, 2010	August 2, 2012 to August 1, 2020	1.33	1.32	182,871	—	(182,871)	—	—	—	—
Employees (13)	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	300,000	—	—	—	—	—	300,000
Employees (14)	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	—	3,704,448	(77,346)	—	—	(135,915)	3,491,187

Sub-total:	13,504,170	3,704,448	(1,354,794)	(1,234,407)	—	(127,524)	14,491,893

Others (15)	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	—	—	63,030	—	—	(63,030)	—
Others (15)	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	1,887,918	—	867,957	(2,496,420)	—	(259,455)	—
Others (15)	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	—	—	91,773	(14,961)	—	(76,812)	—
Others (15)	November 25, 2009	November 25, 2010 to November 14, 2017	1.43	1.43	83,334	—	—	(83,334)	—	—	—
Others (15)	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	—	—	71,817	(6,474)	—	(65,343)	—
Others (15)	August 2, 2010	August 2, 2012 to August 1, 2020	1.33	1.32	—	—	182,871	—	—	(182,871)	—
Others (15)	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	—	—	77,346	—	—	(77,346)	—

Sub-total:	1,971,252	—	1,354,794	(2,601,189)	—	(724,857)	—

Total	20,453,493	5,150,946	—	(3,835,596)	—	(852,381)	20,916,462

Notes:

(1)	The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(2)	In respect of the share options exercised during the year, the weighted average closing price of the Shares immediately before and at the dates on which the options were exercised was US$2.59.

(3)	Among the 77,211 share options, 7,185 share options may be exercised during the period from September 10, 2008 to September 9, 2017, 15,561 share options may be exercised during the period from September 10, 2009 to September 9, 2017, 23,340 share options may be exercised during the period from September 10, 2010 to September 9, 2017 and 31,125 share options may be exercised during the period from September 10, 2011 to September 9, 2017.

(4)	Among the 36,117 share options, 9,027 share options may be exercised during the period from March 18, 2009 to March 17, 2018, 9,027 share options may be exercised during the period from March 18, 2010 to March 17, 2018, 9,027 share options may be exercised during the period from March 18, 2011 to March 17, 2018 and 9,036 share options may be exercised during the period from March 18, 2012 to March 17, 2018.

(5)	Among the 6,715,125 share options, 2,813,961 share options may be exercised during the period from November 25, 2010 to November 24, 2018 and 3,901,164 share options may be exercised during the period from November 25, 2011 to November 24, 2018.

(6)	Among the 789,474 share options, 197,367 share options may be exercised during the period from January 20, 2010 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2011 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2012 to January 19, 2019 and 197,373 share options may be exercised during the period from January 20, 2013 to January 19, 2019.

(7)	Among the 773,043 share options, 166,050 share options may be exercised during the period from November 25, 2010 to September 9, 2017, 177,033 share options may be exercised during the period from November 25, 2011 to September 9, 2017, 214,929 share options may be exercised during the period from November 25, 2012 to September 9, 2017 and 215,031 share options may be exercised during the period from November 25, 2013 to September 9, 2017.

(8)	Among the 674,478 share options, 144,279 share options may be exercised during the period from November 25, 2010 to March 17, 2018, 159,630 share options may be exercised during the period from November 25, 2011 to March 17, 2018, 185,244 share options may be exercised during the period from November 25, 2012 to March 17, 2018 and 185,325 share options may be exercised during the period from November 25, 2013 to March 17, 2018.

(9)	Among the 140,400 share options, 35,100 share options may be exercised during the period from November 25, 2010 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2011 to 10 April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2012 to April 10, 2018 and 35,100 share options may be exercised during the period from November 25, 2013 to April 10, 2018.

(10)	The 156,624 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(11)	Among the 304,290 share options, 152,136 share options may be exercised during the period from May 26, 2012 to May 25, 2020 and 152,154 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(12)	Among the 1,033,944 share options, 344,646 share options may be exercised during the period from July 28, 2011 to July 27, 2020, 344,646 share options may be exercised during the period from July 28, 2012 to July 27, 2020 and 344,652 share options may be exercised during the period from July 28, 2013 to July 27, 2020.

(13)	Among the 300,000 share options, 150,000 share options may be exercised during the period from August 16, 2012 to August 15, 2020 and 150,000 share options may be exercised during the period from August 16, 2014 to August 15, 2020.

(14)	Among the 3,491,187 share options, 1,163,559 share options may be exercised during the period from March 23, 2012 to March 22, 2021, 1,163,559 share options may be exercised during the period from March 23, 2013 to March 22, 2021 and 1,164,069 share options may be exercised during the period from March 23, 2014 to March 22, 2021.

(15)	The category “Others” represents our former employees or consultants.

(16)	Reversal of lapsed share options in 2010.

Details of the movement in restricted shares granted under the 2006 Share Incentive Plan during the year ended December 31, 2011 are as follows:

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year		Outstanding as at December 31, 2011
Directors:
Lawrence Yau Lung Ho	December 19, 2006	December 19, 2009	6.33	—	—	—	(2)	2	(2)	—
	March 18, 2008	March 18, 2012	4.01	62,292	—	—	—	—		62,292
	March 17, 2009	March 17, 2011	1.09	241,563	—	—	(241,563)	—		—
	March 17, 2009	March 17, 2013	1.09	241,566	—	—	—	—		241,566
	March 23, 2011	March 23, 2012	2.52	—	241,056	—	—	—		241,056
	March 23, 2011	March 23, 2013	2.52	—	241,056	—	—	—		241,056
	March 23, 2011	March 23, 2014	2.52	—	241,137	—	—	—		241,137

Sub-total:				545,421	723,249	—	(241,565)	2		1,027,107

Yuk Man Chung	March 18, 2008	March 18, 2012	4.01	3,114	—	—	—	—		3,114
	March 17, 2009	March 17, 2011	1.09	11,502	—	—	(11,502)	—		—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—		11,505
	March 23, 2011	March 23, 2012	2.52	—	15,849	—	—	—		15,849
	March 23, 2011	March 23, 2013	2.52	—	15,849	—	—	—		15,849
	March 23, 2011	March 23, 2014	2.52	—	15,858	—	—	—		15,858

Sub-total:				26,121	47,556	—	(11,502)	—		62,175

Yiu Wa Alec Tsui	March 18, 2008	March 18, 2012	4.01	3,114	—	—	—	—		3,114
	March 17, 2009	March 17, 2011	1.09	11,502	—	—	(11,502)	—		—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—		11,505
	March 23, 2011	March 23, 2012	2.52	—	15,849	—	—	—		15,849
	March 23, 2011	March 23, 2013	2.52	—	15,849	—	—	—		15,849
	March 23, 2011	March 23, 2014	2.52	—	15,858	—	—	—		15,858

Sub-total:				26,121	47,556	—	(11,502)	—		62,175

John Peter Ben Wang	March 18, 2008	March 18, 2012	4.01	3,114	—	—	—	—		3,114
	March 17, 2009	March 17, 2011	1.09	11,502	—	—	(11,502)	—		—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—		11,505
	March 23, 2011	March 23, 2012	2.52	—	15,849	—	—	—		15,849
	March 23, 2011	March 23, 2013	2.52	—	15,849	—	—	—		15,849
	March 23, 2011	March 23, 2014	2.52	—	15,858	—	—	—		15,858

Sub-total:				26,121	47,556	—	(11,502)	—		62,175

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as at December 31, 2011
Robert Wason Mactier	March 18, 2008	March 18, 2012	4.01	3,114	—	—	—	—	3,114
	March 17, 2009	March 17, 2011	1.09	11,502	—	—	(11,502)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	—	15,849	—	—	—	15,849
	March 23, 2011	March 23, 2013	2.52	—	15,849	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	—	15,858	—	—	—	15,858

Sub-total:				26,121	47,556	—	(11,502)	—	62,175

Thomas Jefferson Wu	March 18, 2008	March 18, 2012	4.01	3,114	—	—	—	—	3,114
	March 17, 2009	March 17, 2011	1.09	11,502	—	—	(11,502)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	—	15,849	—	—	—	15,849
	March 23, 2011	March 23, 2013	2.52	—	15,849	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	—	15,858	—	—	—	15,858

Sub-total:				26,121	47,556	—	(11,502)	—	62,175

James Andrew Charles MacKenzie	September 30, 2008	April 24, 2012	1.33	1,835	—	—	—	—	1,835
	September 30, 2008	April 24, 2011	1.33	5,268	—	—	(5,268)	—	—
	March 17, 2009	March 17, 2011	1.09	11,502	—	—	(11,502)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	—	15,849	—	—	—	15,849
	March 23, 2011	March 23, 2013	2.52	—	15,849	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	—	15,858	—	—	—	15,858

Sub-total:				30,110	47,556	—	(16,770)	—	60,896

William Todd Nisbet	March 23, 2011	March 23, 2012	2.52	—	15,849	—	—	(15,849)	—
	March 23, 2011	March 23, 2013	2.52	—	15,849	—	—	(15,849)	—
	March 23, 2011	March 23, 2014	2.52	—	15,858	—	—	(15,858)	—

Sub-total:				—	47,556	—	—	(47,556)	—

Sub-total:				706,136	1,056,141	—	(315,845)	(47,554)	1,398,878

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as at January 1, 2011	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as at December 31, 2011
Employees	December 19, 2006	December 19, 2009	6.33	—	—	—	(24)	24 (2)	—
Employees	March 18, 2008	March 18, 2012	4.01	66,186	—	(9,267)	—	—	56,919
Employees	April 11, 2008	April 11, 2012	4.32	11,583	—	—	—	—	11,583
Employees	November 25, 2008	November 25, 2010	1.01	73,977	—	(73,977)	—	—	—
Employees	November 25, 2008	November 25, 2011	1.01	730,413	—	(40,359)	(690,054)	—	—
Employees	April 1, 2010	April 1, 2012	1.55	64,410	—	—	—	—	64,410
Employees	May 26, 2010	May 26, 2013	1.25	78,315	—	—	—	—	78,315
Employees	May 26, 2010	May 26, 2012	1.25	79,803	—	—	—	(3,744)	76,059
Employees	May 26, 2010	May 26, 2013	1.25	79,827	—	—	—	(3,744)	76,083
Employees	July 28, 2010	July 28, 2011	1.28	172,324	—	(1)	(172,323)	—	—
Employees	July 28, 2010	July 28, 2012	1.28	172,324	—	(1)	—	—	172,323
Employees	July 28, 2010	July 28, 2013	1.28	172,324	—	2	—	—	172,326
Employees	August 2, 2010	August 2, 2012	1.32	45,717	—	(45,717)	—	—	—
Employees	August 2, 2010	August 2, 2014	1.32	45,720	—	(45,720)	—	—	—
Employees	August 16, 2010	August 16, 2012	1.25	75,000	—	—	—	—	75,000
Employees	August 16, 2010	August 16, 2014	1.25	75,000	—	—	—	—	75,000
Employees	March 23, 2011	March 23, 2012	2.52	—	617,337	(12,888)	—	(22,650)	581,799
Employees	March 23, 2011	March 23, 2013	2.52	—	617,337	(12,888)	—	(22,650)	581,799
Employees	March 23, 2011	March 23, 2014	2.52	—	617,568	(12,900)	—	(22,659)	582,009

Sub-total:				1,942,923	1,852,242	(253,716)	(862,401)	(75,423)	2,603,625

Others (1)	March 18, 2008	March 18, 2012	4.01	—	—	9,267	—	(9,267)	—
Others (1)	November 25, 2008	November 25, 2010	1.01	—	—	73,977	(73,977)	—	—
Others (1)	November 25, 2008	November 25, 2011	1.01	—	—	40,359	—	(40,359)	—
Others (1)	August 2, 2010	August 2, 2012	1.32	—	—	45,717	—	(45,717)	—
Others (1)	August 2, 2010	August 2, 2014	1.32	—	—	45,720	—	(45,720)	—
Others (1)	March 23, 2011	March 23, 2012	2.52	—	—	12,888	—	(12,888)	—
Others (1)	March 23, 2011	March 23, 2013	2.52	—	—	12,888	—	(12,888)	—
Others (1)	March 23, 2011	March 23, 2014	2.52	—	—	12,900	—	(12,900)	—

Sub-total:				—	—	253,716	(73,977)	(179,739)	—

Total				2,649,059	2,908,383	—	(1,252,223)	(302,716)	4,002,503

Notes:

(1)	The category “Others” represents our former employees or consultants.

(2)	Reversal of cancelled restricted shares in 2009 which was vested to our director and employees in 2011.

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

The following paragraphs summarize the principal terms of the 2011 Share Incentive Plan.

Types of Awards. The awards that may be granted under the plan include options, incentive share options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. We may grant awards to employees, directors and consultants of our company, any parent or subsidiary of our company, or any of our related entities that our board designates as a related entity for the purposes of this plan. Our compensation committee may from time to time select from among eligible individuals those to whom awards shall be granted. However, only employees of our company or of a parent or subsidiary of our company are eligible to receive incentive share option awards.

Maximum Number of Shares. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 shares. This limit may be increased from time to time, but by no more than 10% of the shares then in issue as at the date of the shareholders’ meeting to approve such increase. The shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the plan shall not exceed 30% of the shares in issue from time to time, as prescribed under relevant listing rules of the HKSE.

Maximum Entitlement of Option Holders. The maximum aggregate number of shares underlying an option grant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of shares in issue on the date of grant, unless shareholder approval is obtained in accordance with the listing rules of the HKSE. The maximum aggregate number of shares to be issued upon exercise of options granted to a substantial shareholder or an independent non-executive director of our company, or any of their respective associates, shall not exceed 0.1% of the shares in issue on the offer date or have an aggregate value, based on the official closing price of the shares as quoted by the HKSE on the offer date, in excess of HK$5 million, unless shareholder approval is obtained in accordance with the listing rules of the HKSE. Such limits may be amended from time to time by the HKSE. Our compensation committee may not grant options to a director, chief executive or substantial shareholder of our company, or any of their respective associates, without approval by independent non-executive directors on the compensation committee at the time of such determination.

Option Periods and Payments. Our compensation committee may in its discretion determine, subject to the plan expiration period: the period within which shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option; and the period within which payments or calls must or may be made or loans for such purposes must be repaid.

Plan Administration. Our compensation committee will administer the 2011 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award grant.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.

Exercise Price. In general, the compensation committee may establish the exercise price or purchase price, if any, of any award. The exercise price of an option may be a fixed or variable price related to the fair market value of our ordinary shares, but in any event shall not be less than the highest of: the official closing price quoted on the HKSE on the date such option is offered in writing to a participant, or the offer date; the average of the official closing prices as quoted on the HKSE for the five business days immediately preceding the offer date; and the nominal value of an ordinary share. If we grant an incentive share option award to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our shares, the exercise price may not be less than 110% of the fair market value of our ordinary shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed 10 years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. For a participant granted an incentive share option, upon three months of termination of employment as an employee, the right to exercise the incentive share option shall be revoked.

Transferability. Rights in awards are personal to participants and, except as otherwise provided by our compensation committee, no award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

Adjustments. In the event of any share split, combination or exchange of shares, spin-off, recapitalization, reorganization, merger, consolidation or any other change affecting our share capital, our compensation committee shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards.

Change in Control Transactions. In the event of a change in the control of our company, our compensation committee may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of a merger or consolidation in which our company is not the surviving entity, a sale of substantially all of our assets, the complete liquidation or dissolution of our company or a reverse takeover, each award will terminate, unless the award is assumed by the successory entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 12 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Amendment and Termination. Subject to applicable laws, our compensation committee may terminate, amend or modify the plan upon obtaining the approval of our board and the approval of the shareholders for the amended plan. However, no amendment, modification or termination shall adversely affect in any material way any award previously granted under the 2011 Share Incentive Plan or any previous plans, without the prior written consent of the participant.

Expiration. The 2011 Share Incentive Plan will expire 10 years after the date it became effective. No awards may be granted pursuant to the 2011 Share Incentive Plan after that time.

As of the date of this annual report, we have granted to certain employees (i) share options to subscribe for a total of 1,922,715 shares and (ii) restricted shares in respect of a total of 1,164,681 shares, pursuant to the 2011 Share Incentive Plan.

A summary of the details in relation to the share options granted to participants under the 2011 Share Incentive Plan as of the date of this annual report, is set out below:

Date of grant	March 29, 2012
Exercise price	US$4.6967 per share
Number of shares involved	1,922,715
Closing price of the shares on the date of grant	US$4.4267 per share
Validity period of the share options	10 years from the date of grant

Among the share options granted above, share options to subscribe for 474,399 shares were granted, with the approval of our compensation committee, to Mr. Lawrence Ho, our co-chairman, chief executive officer and executive director.

A summary of the details in relation to restricted shares granted to participants under the 2011 Share Incentive Plan as of the date of this annual report, is set out below:

Date of grant	March 29, 2012
Number of shares involved	1,164,681
Vesting Period	3 years from the date of grant

Among the restricted shares granted above, 440,508 shares were granted, with the approval of our compensation committee, to the following directors of our company, with details as follows:

Name	Position	Number of restricted shares	Number of underlying shares involved	March 29, 2013	Vesting date March 29, 2014	March 29, 2015
Mr. Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	237,198	237,198	79,065	79,065	79,068
Mr. Yuk Man Chung	Non-executive director	67,770	67,770	22,590	22,590	22,590
Mr. James Andrew Charles MacKenzie	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Robert Wason Mactier	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Yiu Wa Alec Tsui	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. John Peter Ben Wang	Non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Thomas Jefferson Wu	Independent non-executive director	27,108	27,108	9,036	9,036	9,036

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares (exclusive of any ordinary shares represented by ADSs held by the SPV) as of April 3, 2012 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	556,222,503	33.57
Crown Asia Investments (4)	556,222,503	33.57

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “— Melco Crown Joint Venture.” However, Melco and Crown each disclaim beneficial ownership of the shares of our company owned by the other.

(2)	The address of Melco and Melco Leisure is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the HKSE.

(3)	Mr. Lawrence Ho, our co-chairman, chief executive officer and executive director as well as the chairman, chief executive officer and executive director of Melco, personally holds 11,512,612 ordinary shares of Melco, representing approximately 0.93% of Melco’s ordinary shares outstanding as of April 3, 2012. In addition, 115,509,024 shares of Melco are held by Lasting Legend Ltd., 288,532,606 shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 shares of Melco are held by Mighty Dragon Developments Limited and 7,294,000 shares of Melco are held by The L3G Capital Trust, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Therefore, we believe that Mr. Ho beneficially owns an aggregate of 441,435,689 ordinary shares of Melco, representing approximately 35.78% of Melco’s ordinary shares outstanding as of April 3, 2012. The foregoing amount does not include 298,982,188 shares which may be issued by Melco to Great Respect Limited as a result of any future exercise in full of conversion rights by Great Respect Limited, a company controlled by a discretionary trust the beneficiaries of which include Mr. Ho and his immediate family members, under the amended convertible loan notes held by Great Respect Limited.

(4)	The address of Crown and Crown Asia Investments is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange. As of April 3, 2012, Crown was approximately 46% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

As of December 31, 2011, a total of 1,653,101,002 ordinary shares were outstanding, of which 543,154,372 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary. In October 2007, we appointed BOCI Securities Limited to assist us in the administration of our 2006 Share Incentive Plan.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

Melco Crown Joint Venture

In November 2004, Melco and PBL agreed to form an exclusive new joint venture in Asia to develop and operate casino, gaming machines and casino hotel businesses and properties in a territory defined to include Greater China (comprising Macau, China, Hong Kong and Taiwan), Singapore, Thailand, Vietnam, Japan, the Philippines, Indonesia, Malaysia and other countries that may be agreed (but not including Australia and New Zealand), or the Territory.

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

Memorandum of Agreement

Simultaneously with PBL entering into an agreement with Wynn Macau to obtain a subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions and economic value and benefits with respect to gaming projects in the Territory, including in Macau, subject to PBL obtaining the subconcession and the transfer of control of Melco Crown Gaming to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, are:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;

•	Melco and PBL are to appoint an equal number of members to our board, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

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

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2011, 2010 and 2009, see note 20 to the consolidated financial statements included elsewhere in this annual report.

Employment Agreements

We have entered into employment agreements with key management and personnel of our company and our subsidiaries. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

In March 2010, our subsidiary Melco Crown Gaming initiated proceedings against Ama, a former gaming promoter for Altira Macau, and Ms. Mei Huan Chen, an individual guarantor of Ama, to recover outstanding amounts owed by Ama, and in June 2010 Melco Crown Gaming terminated the gaming promotion agreement with Ama. In January 2011, Melco Crown Gaming was served with a civil action complaint filed by Ama, claiming contractual breach of the terminated gaming promotion agreement and unfair competition at Altira Macau, and seeking damages and other relief. In July 2011 a settlement was reached. Pursuant to the settlement agreements, Ama and Ms. Chen filed requests to terminate all executory and incidental proceedings made against Melco Crown Gaming and agreed to pay the settlement sum in installments.

In October 2011, the plaintiff, K&L Gates, the Hong Kong office of international law firm K&L Gates LLP, served a writ of summons against our subsidiary, Golden Future (Management Services) Limited , as one of

the co-defendants among others including Mr. Navin Kumar Aggarwal, a former partner in K&L Gates. K&L Gates claimed that Mr. Aggarwal misappropriated or misapplied funds from the plaintiff’s client accounts, and that these amounts were received by Golden Future (Management Services) Limited. In March 2012, K&L Gates served a writ of summons against Melco Crown Gaming, claiming that Mr. Aggarwal had effected bank transfers directly from client accounts to Melco Crown Gaming and requesting an order that Melco Crown Gaming pay back these sums plus interest, among other forms of relief. We intend to work with our respective subsidiaries to vigorously defend ourselves against these claims.

We are a party to certain other legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. We do not believe that such proceedings would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations.

Crown Melbourne Limited, the owner of a number of “Crown” trademarks licensed to us, is from time to time involved in legal proceedings regarding “Crown” trademarks used in Macau. We understand that Crown Melbourne Limited will continue to take vigorous measures to protect its trademarks. We believe we have a valid right under our trademark license agreement with Crown Melbourne Limited to use the Crown trademarks in Macau in our hotel casino business.

Dividend Policy

We have not in the past declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our shares or ADSs in the near to medium term. We currently intend to retain most, if not all, of our available funds and any future earnings to finance the construction and development of our projects, to service debt and to operate and expand our business.

Our board has complete discretion on whether to pay dividends, subject to the approval of our shareholders in the case of annual dividends. Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board may deem relevant. Dividends will be declared and paid in Hong Kong dollars for holders of ordinary shares and U.S. dollars for holders of ADSs.

All of our subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year or period in which it is approved by the boards of directors of the relevant subsidiaries.

Our 2011 Credit Facilities, the Senior Notes and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”

Under the Cayman Companies Law, subject to the provisions of our amended and restated memorandum of association or articles of association, the share premium account of our company may be applied to pay distributions or dividends to shareholders, provided that immediately following the date the distribution or dividend is proposed to be paid, we are able to pay our debts as they fall due in the ordinary course of business. The share premium included in our additional paid-in capital as of December 31, 2011 and 2010 amounted to approximately US$2,609.9 million and US$2,491.0 million, respectively. We recorded accumulated losses as of December 31, 2011 and 2010.

B. SIGNIFICANT CHANGES

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A. OFFERING AND LISTING DETAILS

Our ADSs, each representing three ordinary shares, have been listed on Nasdaq under the symbol “MPEL” since December 19, 2006. Our ordinary shares were listed on the HKSE and began trading under the stock code “6883” on December 7, 2011.

The following table provides the high and low trading prices for our ADSs on Nasdaq and for our ordinary shares on the HKSE for the periods indicated as follows:

	Nasdaq		HKSE
	High	Low	High	Low
	(in US$)		(in HK$)
Monthly High and Low
April 2012 (through April 3)	14.20	13.54	36.00	35.00
March 2012	14.26	11.92	37.35	31.20
February 2012	13.06	11.29	33.00	28.65
January 2012	12.18	9.46	30.90	24.25
December 2011	10.39	8.32	26.40	22.40
November 2011	11.95	8.18	—	—
October 2011	12.40	7.05	—	—
Quarterly High and Low
First Quarter 2012	14.26	9.46	—	—
Fourth Quarter 2011	12.40	7.05	—	—
Third Quarter 2011	16.15	8.15	—	—
Second Quarter 2011	12.91	7.57	—	—
First Quarter 2011	7.94	6.46	—	—
Fourth Quarter 2010	7.13	5.08	—	—
Third Quarter 2010	5.37	3.56	—	—
Second Quarter 2010	5.68	3.42	—	—
First Quarter 2010	5.38	3.30	—	—
Annual High and Low
2011	16.15	6.46	—	—
2010	7.13	3.30	—	—
2009	8.45	2.27	—	—
2008	14.76	2.31	—	—
2007	22.34	9.95	—	—

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ADSs, each representing three ordinary shares, have been listed on Nasdaq under the symbol “MPEL” since December 19, 2006. Our ordinary shares have been listed on the HKSE under the stock code “6883” since December 7, 2011.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report the summary description of our amended and restated memorandum and articles of association, as conferred by Cayman law, contained in our registration statement on Form F-3 (File No. 333-178215) originally filed with the SEC on November 29, 2011, as amended.

C. MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form  20-F.

D. EXCHANGE CONTROLS

Foreign Currency Exchange

The H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the Senior Notes, and certain expenses, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We accept foreign currencies from our customers and therefore, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies.

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

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences of the ownership and disposition of the ADSs or ordinary shares as of the date hereof. The discussion set forth below is applicable to you only if you are a U.S. Holder (as defined below) who holds or will hold ADSs or ordinary shares as capital assets. As used herein, the term “U.S. Holder” means a beneficial owner of an ADS or ordinary share that is:

•	an individual citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address special classes of holders of ADSs or ordinary shares, including:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding an ADS or ordinary share as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for its securities;

•	a person liable for alternative minimum tax;

•	a person who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation or pursuant to the conversion or exchange of another instrument;

•	a person who owns 10% or more of our voting stock, directly, indirectly or constructively; or

•	a person whose “functional currency” is not the U.S. dollar.

The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. Such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances and does not address the effects of any state, local or non-U.S. tax laws or U.S. federal estate or gift tax laws. If you are considering the purchase, ownership or disposition of our ADSs or ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences applicable to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

Dividends

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds the paying corporation’s current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, and the balance in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we have not maintained and do not plan to maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution on the ADSs or ordinary shares will be treated as a dividend. Such income will be includable in your gross income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction generally allowed to U.S. corporations for dividends received from other U.S. corporations.

Non-corporate U.S. investors (including individuals) that receive dividends from a “qualified foreign corporation” in taxable years beginning before January 1, 2013 may be eligible for reduced rates of taxation on such dividends provided certain holding period requirements are met. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. Although the ADSs are listed on Nasdaq, which is an established securities market in the United States, the shares listed on the HKSE are not listed on an established securities market in the United States. Accordingly, while dividends paid on the ADSs should qualify for the reduced rates of taxation, it is unclear whether any dividends paid on ordinary shares listed on the HKSE would be eligible for the reduced rates of taxation. In addition, in order to be treated as a qualified foreign corporation, a non-U.S. corporation must neither be a PFIC nor be treated as such with respect to a U.S. shareholder for the taxable year in which the dividend was paid and the preceding taxable year. You should consult your tax advisors regarding the availability of the lower rate for any dividends paid with respect to the ADSs or ordinary shares.

The amount of any dividend paid in Hong Kong dollars will equal the U.S. dollar value of the Hong Kong dollars received calculated by reference to the exchange rate in effect on the date the dividend is received by you, regardless of whether the Hong Kong dollars are converted into U.S. dollars on that date. If the Hong Kong dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a basis in the Hong Kong dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Hong Kong dollars generally will be treated as U.S. source ordinary income or loss.

Dividends will be treated as foreign source income, and will be “passive category income,” or, in the case of certain U.S. Holders, “general category income” for foreign tax credit purposes. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Taxable Disposition

Subject to the discussion under “Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share in an amount equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Your adjusted tax basis in an ADS or ordinary share will generally be its U.S. dollar cost. Such gain or loss will generally be capital gain or loss. Long-term capital gains of non-corporate U.S. Holders, including individuals, currently are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you should be treated as U.S. source gain or loss for foreign tax credit purposes.

Passive Foreign Investment Company

A non-U.S. corporation generally will be a PFIC for a taxable year if either (i) 75% or more of its gross income for such taxable year is passive income or (ii) 50% or more of the value (determined based on a quarterly average) of its assets is attributable to assets that produce, or are held for the production of, passive income, including cash. “Passive income” includes dividends, interest, and rents and royalties (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person).

For purposes of these tests, if a non-U.S. corporation owns, directly or indirectly, 25% or more (by value) of the outstanding shares of another corporation, the non-U.S. corporation will be treated as if it (i) holds a proportionate share of the assets of such other corporation and (ii) receives directly a proportionate share of the income of such other corporation.

We do not believe that we were a PFIC for the taxable year ending December 31, 2011 and, based on the projected composition of our income and valuation of our assets, including goodwill, we do not currently expect to be a PFIC for the taxable year ending December 31, 2012, although there can be no assurance in this regard. The determination of whether we are or will be a PFIC for a taxable year depends on the application of complex U.S. federal income tax rules and generally cannot be made until the close of the taxable year in question. In addition, the determination of whether or not we are a PFIC will depend on the nature and composition of our income and assets, including goodwill, throughout a taxable year and will be based, in part, on the market price of our ADSs or ordinary shares which may fluctuate. Accordingly, we can provide no assurances that we are not, and will not become, a PFIC for any taxable year during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

You will be required to file U.S. Internal Revenue Service Form 8621 (or any other form specified by the U.S. Department of the Treasury) if you hold our ADSs or ordinary shares in any year in which we are a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares and any of our subsidiaries is also a PFIC, you generally would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, in certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. The ordinary shares are listed on the HKSE, which should be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election. The ADSs are listed on the Nasdaq, which should be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election. No assurance can be given that either the ADSs or the ordinary shares will be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net unreversed gains previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the U.S. Internal Revenue Service consents to the revocation of the election. A mark-to-market election would not be available with respect to any of our subsidiaries that are PFICs that you would be deemed to own. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you should assume that a “qualified electing fund” election will not be available because we do not expect to provide you with the information required to permit you to make this election.

You are urged to consult your tax advisors regarding the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are a PFIC in any taxable year.

Information Reporting and Backup Withholding

Information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

In addition, certain U.S. Holders that hold certain foreign financial assets (which may include ADSs or ordinary shares) are required to report information relating to such assets, subject to exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). You are urged to consult your tax advisors regarding the effect, if any, of this reporting requirement on your ownership and disposition of our ADSs or ordinary shares.

THE DISCUSSION ABOVE IS A GENERAL DISCUSSION. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ADSs OR ORDINARY SHARES UNDER THE INVESTOR’S OWN CIRCUMSTANCES.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file an annual report on Form 20-F no later than four months after the close of each fiscal year, which is December 31. As permitted by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we have filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. From December 31, 2010, the floating rates were associated with the City of Dreams Project Facility and based on the London Interbank Offered Rate, or LIBOR, and HIBOR plus a margin of 2.50% per annum or ranging from 1.50% to 2.00% per annum as adjusted in accordance with the leverage ratio of the original borrowing group. From June 30, 2011, as a result of our 2011 Credit Facilities, the floating rates associated with the City of Dreams Project Facility were further amended to HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio of the Borrowing Group. In addition, we entered into interest rate swaps in connection with our drawdowns under the City of Dreams Project Facility in accordance with our lenders’ requirements at such time under the City of Dreams Project Facility. As of December 31, 2011, we had three interest rate swap agreements that have expired in February 2012. See note 11, note 12 and note 13 to the consolidated financial statements included elsewhere in this annual report for summaries of the terms of our indebtedness, our interest rate swap agreements, and the fair value of these interest rate swap agreements, respectively. Accordingly, as of December 31, 2011, we are subject to fluctuations in HIBOR.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2011, approximately 57% of our long-term debt was based on fixed rates due to the issuance of the RMB Bonds and the drawdown of the Deposit-Linked Loan in May 2011. As of December 31, 2010, approximately 32% of our long-term debt was based on fixed rates due to the issuance of our Senior Notes in May 2010. Based on December 31, 2011 and 2010 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$8.9 million and US$7.6 million, respectively.

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

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the

Senior Notes, and certain expenses, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a significant portion of our assets and liabilities denominated in Renminbi, as a result of our RMB Bonds and the associated restricted cash balances. The costs incurred with servicing and repaying such debt will be denominated in Renminbi.

The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. The exchange rates between these currencies has remained relatively stable over the past several years, resulting in minimal foreign exchange exposure. However, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation as such exchange rates may be affected by, among other things, changes in political and economic conditions. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

The value of the Renminbi against the U.S. dollar and other foreign currencies fluctuates and is affected by changes in China and international political and economic conditions and by many other factors. While the Renminbi traded within a narrow range against the U.S. dollar during the period between July 2008 and June 2010, beginning in June 2010 the People’s Bank of China adopted measures to allow broader fluctuation of the Renminbi against the U.S. dollar. Recently, the People’s Bank of China adopted a policy, effective from April 16, 2012 onwards, enlarging the floating band of the Renminbi’s trading prices against the U.S. dollar from 0.5% to 1%. Such exchange rate policy reforms in China may lead to greater fluctuation of the Renminbi against the U.S. dollar and other currencies, and unfavorable fluctuation in such exchange rates could adversely affect our ability to service and repay our indebtedness and our financial results in U.S. dollars.

Furthermore, we accept foreign currencies from our customers and as at December 31, 2011, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2011 and 2010. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure. During the years ended December 31, 2011 and 2010, we entered into the Deposit-Linked Loan denominated in H.K. dollars, which is secured by the Renminbi restricted cash balances from the proceeds of the RMB Bond, and two RMB forward exchange rate contracts. We entered into the Deposit-Linked Loan, in May 2011, for future settlement of the principal amount on the RMB Bonds and the two RMB forward exchange rate contracts for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure. The forward contracts are primarily cash flow hedging instruments, the hedged item being the forecasted cash flows in H.K. dollars associated with a portion of the first two Renminbi interest payments on the RMB Bonds payable in November 2011 and May 2012, respectively. We will consider our overall procedure for managing our foreign exchange risk from time to time.

See note 11 and note 13 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness and foreign currency exposure, and for the fair value of the remaining forward exchange rate contract as of December 31, 2011.

Based on the balances of long-term debts and restricted cash predominated in currencies other than US dollars as of December 31, 2011, an assumed 1% change in the exchange rates between H.K. dollars or Renminbi against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.7 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITORY SHARES

Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is US$5.00 for each 100 ADSs, or any portion thereof, issued or surrendered. Any holder of ADSs is charged a fee not in excess of US$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights. The depositary also charges a fee of US$2.00 per 100 ADSs for distribution of cash proceeds pursuant to a cash distribution, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee of US$2.00 per 100 ADSs for the operation and maintenance costs in administering the facility. Persons depositing shares also may be charged the following expenses:

•

Taxes and other governmental charges incurred by the depositary or the custodian on any ADR or share underlying an ADR, including any applicable interest and penalties thereon, and any share transfer or other taxes and other governmental charges;

•	Cable, telex and facsimile transmission and delivery charges;

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

We will pay all other charges and expenses of the depositary and any agent of the depositary, except the custodian, pursuant to agreements from time to time between us and the depositary. We and the depositary may amend the fees described above from time to time.

Depositary fees payable upon the issuance and cancellation of ADSs are generally paid to the depositary by the brokers receiving the newly issued ADSs from the depositary and by the brokers delivering the ADSs to the depositary for cancellation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividends, rights, etc), the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in DRS), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses incurred in connection with the establishment and maintenance of the ADR program and to provide assistance in relation to our investor relations program, the training of staff and certain other matters. Further, the depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. In 2011, we received from the depositary reimbursement totaling US$2.9 million for our ADR program-related expenses, including investor relations expenses.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The proceeds relating to our registration statement on Form F-1 (File No. 333-139088), filed by us in connection with our initial public offering of ADSs and declared effective by the SEC on December 18, 2006, which, after deduction of fees and expenses, amounted to US$1.1 billion, and the additional US$160.6 million in net proceeds from the sale of additional ADSs pursuant to the underwriters’ exercise of the over-allotment option in January 2007, were primarily used to repay our Subconcession Facility dated September 4, 2006 amounting to US$500 million and to pay development costs of Altira Macau and City of Dreams, including approximately US$668 million for the acquisition of property and equipment for these projects, and working capital. All the net proceeds received from our initial public offering have been applied as of the year ended December 31, 2010 and we did not use any of these proceeds in the year ended December 31, 2011.

The proceeds relating to our registration statement on Form F-1 (File No. 333-146780), filed by us in connection with our follow-on public offering of ADSs on November 6, 2007, which, after deduction of fees and expenses, amounted to US$570 million, were primarily used for development costs of City of Dreams and working capital. All the net proceeds received from this follow-on offering have been applied as of the year ended December 31, 2010 and we did not use any of these proceeds in the year ended December 31, 2011.

The proceeds relating to our registration statements on Form F-3 (File No. 333-158545), filed by us in connection with our follow-on public offerings of ADSs, which, after deduction of fees and expenses, amounted to US$383.5 million in aggregate, were primarily used for cash security to reduce or replace the letters of credit maintained by Melco and Crown, development costs of City of Dreams and working capital. All the net proceeds received from our follow-on offerings on May 1, 2009 and August 18, 2009 have been applied as of the year ended December 31, 2010 and we did not use any of these proceeds in the year ended December 31, 2011.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. In designing and evaluating the disclosure controls and procedures, it should be noted that any controls and procedures, no matter how well designed and operated, can only provide reasonable, but not absolute, assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

Our company’s management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2011. In making this assessment, our company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2011, our company’s internal control over financial reporting is effective based on this framework.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our company’s internal control over financial reporting as of December 31, 2011, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that James MacKenzie qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B.	CODE OF ETHICS

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on September 29, 2011. We have filed our current code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code of business conduct and ethics on our website at www.melco-crown.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditor during the periods indicated below.

	Year Ended
	December 31,
	2011	2010
	(In thousands of US$)
Audit fees (1)	$585	$1,220
Audit-related fees (2)	—	38
Tax fees (3)	96	65
All other fees (4)	1,672	300

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statement for the six months ended June 30, 2010.

(3)	“Tax fees” include fees billed for tax consultations.

(4)	“All other fees” include the aggregate fees billed in respect of the role of reporting accountants and the internal control assessment associated with our listing by introduction on the HKSE, which amounted to US$1.5 million, and the review of certain documents associated with the issuance of the RMB Bonds, which amounted to US$102,000.

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

Nasdaq Marketplace Rule 5255(c) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For example, Nasdaq Marketplace Rule 5605(b)(1)(A) generally requires that a majority of an issuer’s board of directors must consist of independent directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board.

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

Lastly, Nasdaq Marketplace Rule 5635(d) requires each issuer to obtain shareholder approval for the issuance of securities in connection with a transaction other than a public offering involving certain issuances of ordinary shares in amounts equaling 20% or more of such issuer’s ordinary shares there outstanding. Walkers, our Cayman Islands counsel, has provided letters to Nasdaq certifying that under Cayman Islands law, we are not required to: (i) have a majority of independent directors serving on our board; (ii) deliver annual reports to our shareholders prior to an annual general meeting; or (iii) obtain shareholders’ approval prior to any issuance of our ordinary shares.

In September 2011, our board adopted Hong Kong corporate governance guidelines, which took effect upon the listing of our company in Hong Kong. As a company listed on the HKSE, we are expected to comply with applicable corporate governance and related requirements of the listing rules of the HKSE, including the Code on Corporate Governance Practices, unless an exemption is available. If we deviate from these corporate governance provisions, we are required to disclose the reasons for such deviation, if any, in our interim and annual reports.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Melco Crown Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association amended by EGM in October 2011 (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-3 (File No. 333-178215), filed with the SEC on November 29, 2011)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among our company (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Deed of Variation and Amendment dated July 27, 2007 between our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

Exhibit Number	Description of Document

2.7	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8	Form of Post-IPO Shareholders’ Agreement among our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Registration Rights Agreement among our company (formerly known as Melco PBL Holdings Limited), Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10*	Subscription Agreement, dated April 29, 2011, among Melco Crown Entertainment Limited, Deutsche Bank, Citicorp International Limited, Merrill Lynch International and The Royal Bank of Scotland Plc

2.11*	Trust Deed, dated May 9, 2011, in favor of DB Trustees (Hong Kong) Limited

2.12*	Paying Agency Agreement, dated May 9, 2011, among Melco Crown Entertainment Limited, Deutsche Bank and DB Trustees (Hong Kong) Limited

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

Exhibit Number	Description of Document

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, for Melco PBL Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

Exhibit Number	Description of Document

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments Limited (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown Gaming (formerly known as Melco PBL Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now known as Melco Crown Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments Limited dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

Exhibit Number	Description of Document

4.22	Shareholders’ Agreement relating to Melco Crown Gaming (formerly known as Melco PBL Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Offical Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

Exhibit Number	Description of Document

4.31	Indenture, dated May 17, 2010, between MCE Finance Limited and The Bank of New York Mellon as trustee (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.32	Registration Rights Agreement, dated May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited, the Senior Subordinated Guarantors as specified therein, Deutsche Bank Securities Inc., Merrill Lynch International, The Royal Bank of Scotland plc, ANZ Securities, Inc., Citigroup Global Markets Inc., Commerz Markets LLC, Credit Agricole Corporate and Investment Bank, nabSecurities, LLC and UBS AG (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.33	Intercompany Promissory Note, dated May 17, 2010, issued by MPEL Investments Limited (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.34	Pledge Agreement, dated as of May 17, 2010, between MCE Finance Limited and The Bank of New York Mellon as collateral agent (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.35	Note Guarantee, dated as of May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited, Melco Crown Gaming (Macau) Limited, MPEL Nominee One Limited, MPEL Investments Limited, Altira Hotel Limited, Altira Developments Limited, Melco Crown (COD) Hotels Limited, Melco Crown (COD) Developments Limited and The Bank of New York as trustee (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.36	Subordination Agreement, dated as of May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited and The Bank of New York Mellon as trustee and as subordination agent (incorporated by reference to Exhibit 4.6 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.37*	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Gaming, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent

4.38*	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited

4.39*	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC

4.40*	2011 Share Incentive Plan, adopted by EGM on October 6, 2011

Exhibit Number	Description of Document

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, amended and approved as of September 29, 2009 (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

11.2*	Code of Business Conduct and Ethics, amended and approved as of September 29, 2011

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Lawrence Ho
	Name:	Lawrence Ho
	Title:	Co-Chairman and Chief Executive Officer

Date: April 19, 2012

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association amended by EGM in October 2011 (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-3 (File No. 333-178215), filed with the SEC on November 29, 2011)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among our company (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Deed of Variation and Amendment dated July 27, 2007 between our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8	Form of Post-IPO Shareholders’ Agreement among our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Registration Rights Agreement among our company (formerly known as Melco PBL Holdings Limited), Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10*	Subscription Agreement, dated April 29, 2011, among Melco Crown Entertainment Limited, Deutsche Bank, Citicorp International Limited, Merrill Lynch International and The Royal Bank of Scotland Plc

Exhibit Number	Description of Document

2.11*	Trust Deed, dated May 9, 2011, in favor of DB Trustees (Hong Kong) Limited

2.12*	Paying Agency Agreement, dated May 9, 2011, among Melco Crown Entertainment Limited, Deutsche Bank and DB Trustees (Hong Kong) Limited

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, for Melco PBL Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, for Melco Crown Gaming (Macau) Limited as Company and Deutsche Bank AG, Hong Kong Branch, as Agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

Exhibit Number	Description of Document

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments Limited (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown Gaming (formerly known as Melco PBL Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco Crown Gaming (formerly known as Melco PBL Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments Limited dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco Crown Gaming (formerly known as Melco PBL Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Offical Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Indenture, dated May 17, 2010, between MCE Finance Limited and The Bank of New York Mellon as trustee (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.32	Registration Rights Agreement, dated May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited, the Senior Subordinated Guarantors as specified therein, Deutsche Bank Securities Inc., Merrill Lynch International, The Royal Bank of Scotland plc, ANZ Securities, Inc., Citigroup Global Markets Inc., Commerz Markets LLC, Credit Agricole Corporate and Investment Bank, nabSecurities, LLC and UBS AG (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.33	Intercompany Promissory Note, dated May 17, 2010, issued by MPEL Investments Limited (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.34	Pledge Agreement, dated as of May 17, 2010, between MCE Finance Limited and The Bank of New York Mellon as collateral agent (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.35	Note Guarantee, dated as of May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited, Melco Crown Gaming (Macau) Limited, MPEL Nominee One Limited, MPEL Investments Limited, Altira Hotel Limited, Altira Developments Limited, Melco Crown (COD) Hotels Limited, Melco Crown (COD) Developments Limited and The Bank of New York as trustee (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.36	Subordination Agreement, dated as of May 17, 2010, among MCE Finance Limited, Melco Crown Entertainment Limited, MPEL International Limited and The Bank of New York Mellon as trustee and as subordination agent (incorporated by reference to Exhibit 4.6 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.37*	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Gaming, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent

4.38*	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited

Exhibit Number	Description of Document

4.39*	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC

4.40*	2011 Share Incentive Plan, adopted by EGM on October 6, 2011

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, amended and approved as of September 29, 2009 (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

11.2*	Code of Business Conduct and Ethics, amended and approved as of September 29, 2011

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2011 and 2010	F-4

Consolidated Statements of Operations for the years ended December 31, 2011, 2010 and 2009	F-5

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2011, 2010 and 2009	F-6

Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009	F-7

Notes to Consolidated Financial Statements for the years ended December 31, 2011, 2010 and 2009	F-9

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009	F-64

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2011, 2010 and 2009. Our audits also included the related financial statements included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2011 and 2010, and the consolidated results of their operations and their cash flows for the years ended December 31, 2011, 2010 and 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such related financial statements included in Schedule 1, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and related financial statements included in Schedule 1 as of and for the year ended December 31, 2011 of the Company and our report dated March 28, 2012 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 28, 2012

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2011	2010
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,158,024	$441,923
Restricted cash	—	167,286
Accounts receivable, net (Note 3)	306,500	259,521
Amounts due from affiliated companies (Note 20(a))	1,846	1,528
Amount due from a shareholder (Note 20(d))	6	—
Income tax receivable	—	198
Inventories	15,258	14,990
Prepaid expenses and other current assets	23,882	15,026

Total current assets	1,505,516	900,472

PROPERTY AND EQUIPMENT, NET (Note 4)	2,655,429	2,671,895

GAMING SUBCONCESSION, NET (Note 5)	599,505	656,742

INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220

GOODWILL (Note 6)	81,915	81,915

LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS (Note 7)	72,858	95,629

RESTRICTED CASH (Note 11)	364,807	—

DEFERRED TAX ASSETS (Note 15)	24	25

DEFERRED FINANCING COSTS	42,738	45,387

LAND USE RIGHTS, NET (Note 8)	942,968	428,155

TOTAL	$6,269,980	$4,884,440

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable (Note 9)	$12,023	$8,880
Accrued expenses and other current liabilities (Note 10)	588,719	462,084
Income tax payable	1,240	934
Current portion of long-term debt (Note 11)	—	202,997
Amounts due to affiliated companies (Note 20(b))	1,137	673
Amounts due to shareholders (Note 20(d))	—	36

Total current liabilities	603,119	675,604

LONG-TERM DEBT (Note 11)	2,325,980	1,521,251

OTHER LONG-TERM LIABILITIES (Note 12)	27,900	6,496

DEFERRED TAX LIABILITIES (Note 15)	70,028	18,010

LOANS FROM SHAREHOLDERS (Note 20(c))	—	115,647

LAND USE RIGHTS PAYABLE (Note 19(c))	55,301	24,241

COMMITMENTS AND CONTINGENCIES (Note 19)

SHAREHOLDERS' EQUITY
Ordinary shares at US$0.01 par value per share (Authorized — 7,300,000,000 and 2,500,000,000 shares as of December 31, 2011 and 2010 and issued — 1,653,101,002 and 1,605,658,111 shares as of December 31, 2011 and 2010, respectively (Note 14))	16,531	16,056
Treasury shares, at US$0.01 par value per share (10,552,328 and 8,409,186 shares as of December 31, 2011 and 2010, respectively (Note 14))	(106)	(84)
Additional paid-in capital	3,223,274	3,095,730
Accumulated other comprehensive losses	(1,034)	(11,345)
Accumulated losses	(282,510)	(577,166)

Total Melco Crown Entertainment Limited shareholders' equity	2,956,155	2,523,191
Noncontrolling interests	231,497	—

Total equity	3,187,652	2,523,191

TOTAL	$6,269,980	$4,884,440

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011	2010	2009
OPERATING REVENUES
Casino	$3,679,423	$2,550,542	$1,304,634
Rooms	103,009	83,718	41,215
Food and beverage	61,840	56,679	28,180
Entertainment, retail and others	86,167	32,679	11,877

Gross revenues	3,930,439	2,723,618	1,385,906
Less: promotional allowances	(99,592)	(81,642)	(53,033)

Net revenues	3,830,847	2,641,976	1,332,873

OPERATING COSTS AND EXPENSES
Casino	(2,698,981)	(1,949,024)	(1,130,302)
Rooms	(18,247)	(16,132)	(6,357)
Food and beverage	(34,194)	(32,898)	(16,853)
Entertainment, retail and others	(58,404)	(19,776)	(4,004)
General and administrative	(220,224)	(199,830)	(130,986)
Pre-opening costs	(2,690)	(18,648)	(91,882)
Development costs	(1,110)	—	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(34,401)	(19,522)	(18,395)
Depreciation and amortization	(259,224)	(236,306)	(141,864)
Property charges and others	(1,025)	(91)	(7,040)

Total operating costs and expenses	(3,385,737)	(2,549,464)	(1,604,920)

OPERATING INCOME (LOSS)	445,110	92,512	(272,047)

NON-OPERATING EXPENSES
Interest income	4,131	404	498
Interest expenses, net of capitalized interest	(113,806)	(93,357)	(31,824)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses (Note 12)	(4,310)	—	—
Change in fair value of interest rate swap agreements	3,947	—	—
Amortization of deferred financing costs	(14,203)	(14,302)	(5,974)
Loan commitment fees	(1,411)	3,811	(2,253)
Foreign exchange (loss) gain, net	(1,771)	3,563	491
Other income, net	3,664	1,074	2,516
Listing expenses	(8,950)	—	—
Loss on extinguishment of debt (Note 11)	(25,193)	—	—
Costs associated with debt modification	—	(3,310)	—

Total non-operating expenses	(157,902)	(102,117)	(36,546)

INCOME (LOSS) BEFORE INCOME TAX	287,208	(9,605)	(308,593)
INCOME TAX CREDIT (EXPENSE) (Note 15)	1,636	(920)	132

NET INCOME (LOSS)	288,844	(10,525)	(308,461)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	5,812	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$294,656	$(10,525)	$(308,461)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.184	$(0.007)	$(0.210)

Diluted	$0.182	$(0.007)	$(0.210)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,604,213,324	1,595,552,022	1,465,974,019

Diluted	1,616,854,682	1,595,552,022	1,465,974,019

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders’ Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Comprehensive (Loss) Income	Noncontrolling Interests	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
			(Note)
BALANCE AT JANUARY 1, 2009	1,321,550,399	$13,216	(385,180)	$(4)	$2,689,257	$(35,685)	$(258,180)		$—	$2,408,604

Net loss for the year	—	—	—	—	—	—	(308,461)	$(308,461)	—	(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	—	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	—	6,662

Total comprehensive loss								$(301,810)	—	(301,810)

Share-based compensation (Note 16)	—	—	—	—	11,807	—	—		—	11,807
Shares issued, net of offering expenses (Note 14)	263,155,335	2,631	—	—	380,898	—	—		—	383,529
Shares issued upon restricted shares vested (Note 14)	8,297,110	83	—	—	6,831	—	—		—	6,914
Shares issued for future vesting of restricted shares (Note 14)	2,614,706	26	(2,614,706)	(26)	—	—	—		—	—
Issuance of shares for restricted shares vested (Note 14)	—	—	2,528,319	25	(25)	—	—		—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)		—	2,509,044

Net loss for the year	—	—	—	—	—	—	(10,525)	$(10,525)	—	(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32	—	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657	—	17,657

Total comprehensive income								$7,164	—	7,164

Share-based compensation (Note 16)	—	—	—	—	6,045	—	—		—	6,045
Shares issued upon restricted shares vested (Note 14)	1,254,920	12	—	—	(12)	—	—		—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	8,785,641	88	(8,785,641)	(88)	—	—	—		—	—
Issuance of shares for restricted shares vested (Note 14)	—	—	43,737	1	(1)	—	—		—	—
Exercise of share options (Note 14)	—	—	804,285	8	930	—	—		—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)		—	2,523,191

Net income for the year	—	—	—	—	—	—	294,656	$294,656	(5,812)	288,844
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	(149)	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	6,111	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	39	—	39
Reclassification to earnings upon discontinuance of hedge accounting (Note 12)	—	—	—	—	—	4,310	—	4,310	—	4,310

Total comprehensive income (loss)								$304,967	(5,812)	299,155

Acquisition of subsidiaries (Note 22)	—	—	—	—	—	—	—		237,309	237,309
Share-based compensation (Note 16)	—	—	—	—	8,624	—	—		—	8,624
Shares issued upon restricted shares vested (Note 14)	310,575	3	—	—	(3)	—	—		—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	6,920,386	69	(6,920,386)	(69)	—	—	—		—	—
Issuance of shares for restricted shares vested (Note 14)	—	—	941,648	9	(9)	—	—		—	—
Exercise of share options (Note 14)	—	—	3,835,596	38	3,912	—	—		—	3,950
Issuance of shares for conversion of shareholders’ loans (Note 14)	40,211,930	403	—	—	115,020	—	—		—	115,423

BALANCE AT DECEMBER 31, 2011	1,653,101,002	$16,531	(10,552,328)	$(106)	$3,223,274	$(1,034)	$(282,510)		$231,497	$3,187,652

Note:

The treasury shares represent new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plan. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$288,844	$(10,525)	$(308,461)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	350,862	313,065	217,496
Amortization of deferred financing costs	14,203	14,302	5,974
Amortization of deferred interest expense	1,142	—	—
Amortization of discount on senior notes payable	723	417	—
Loss on disposal of property and equipment	426	176	640
Impairment loss recognized on property and equipment	—	—	3,137
Allowance for doubtful debts and direct write off	37,803	33,182	16,757
Loss on extinguishment of debt	25,193	—	—
Written off deferred financing costs on modification of debt	—	1,992	—
Share-based compensation	8,624	6,043	11,385
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	4,310	—	—
Change in fair value of interest rate swap agreements	(3,947)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(69,741)	(45,795)	(209,025)
Amounts due from affiliated companies	(318)	(1,527)	649
Income tax receivable	265	—	—
Inventories	(268)	(5,565)	(6,081)
Prepaid expenses and other current assets	(9,359)	1,914	(4,107)
Long-term prepayment, deposits and other assets	379	180	(1,712)
Deferred tax assets	1	(25)	28
Accounts payable	3,143	64	6,225
Accrued expenses and other current liabilities	94,182	94,190	158,332
Income tax payable	238	(34)	(1,186)
Amounts due to affiliated companies	412	(689)	(1,220)
Amounts due to shareholders	(267)	11	25
Other long-term liabilities	777	326	321
Deferred tax liabilities	(2,967)	253	(1,434)

Net cash provided by (used in) operating activities	744,660	401,955	(112,257)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiaries	(290,058)	—	—
Changes in restricted cash	(185,992)	69,137	(168,142)
Acquisition of property and equipment	(90,268)	(197,385)	(937,074)
Payment for land use right	(15,271)	(29,802)	(30,559)
Deposits for acquisition of property and equipment	(3,962)	(5,224)	(2,712)
Payment for entertainment production costs	(70)	(27,116)	(21,735)
Proceeds from sale of property and equipment	233	80	3,730
Refund of deposit for acquisition of land interest	—	—	12,853

Net cash used in investing activities	$(585,388)	$(190,310)	$(1,143,639)

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	$(117,076)	$(551,402)	$—
Payment of deferred financing costs	(36,135)	(22,944)	(870)
Proceeds from long-term debt	706,556	592,026	270,691
Proceeds from exercise of share options	4,565	—	—
Proceeds from issue of share capital	—	—	383,529

Net cash provided by financing activities	557,910	17,680	653,350

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(1,081)	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	716,101	229,325	(602,546)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	441,923	212,598	815,144

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,158,024	$441,923	$212,598

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(111,656)	$(85,183)	$(27,978)
Cash paid for tax (net of refunds)	$(827)	$(726)	$(2,457)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities	$14,630	$16,885	$91,648
Land use right cost funded through accrued expenses and other current liabilities	$—	$80	$22,462
Costs of property and equipment funded through amounts due to affiliated companies	$52	$—	$4,427
Deferred financing costs funded through accrued expenses and other current liabilities	$778	$240	$—
Provision of bonus funded through restricted shares issued and vested	$—	$—	$6,914
Acquisition of subsidiaries funded through accrued expenses and other current liabilities and other long-term liabilities	$48,473	$—	$—
Settlement of shareholders’ loans through issuance of shares	$115,442	$—	$—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“SEHK”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown Gaming (Macau) Limited (“Melco Crown Gaming”), operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams — an integrated resort development which opened in June 2009, Taipa Square Casino which opened in June 2008, Altira Macau (formerly known as Crown Macau) — a casino and hotel resort which opened in May 2007, and Mocha Clubs — non-casino-based operations of electronic gaming machines which have been in operation since September 2003. The Group also holds Studio City — an integrated resort comprising entertainment, retail and gaming facilities to be developed in Macau.

As of December 31, 2011 and 2010, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Group and on various other assumptions that the Group believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

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

The current portion of restricted cash consists of cash deposited into bank accounts restricted for repayment of the Group’s senior secured credit facility (the “City of Dreams Project Facility”) and payment of City of Dreams project costs in accordance with the City of Dreams Project Facility. The non-current portion of restricted cash represents RMB2,300,000,000 3.75% bonds, due 2013 (the “RMB Bonds”) proceeds deposited into a bank account for securing a long-term deposit-linked loan facility (the “Deposit-Linked Loan”) as disclosed in Note 11.

(f)	Accounts Receivable and Credit Risk

Financial instruments that are potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2011 and 2010, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2011 and 2010, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

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

Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income (loss). Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Plant and gaming machinery	3 to 5 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Motor vehicles	5 years

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, the City of Dreams Project Facility, interest rate swap agreements, $600,000 10.25% senior notes, due 2018 (the “Senior Notes”), the RMB Bonds, the Deposit-Linked Loan and the City of Dreams Project Facility amended on June 30, 2011 (the “2011 Credit Facilities”). The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $116,963, $105,180 and $82,310, of which $3,157, $11,823 and $50,486 were capitalized for the years ended December 31, 2011, 2010 and 2009, respectively. Additionally, amortization of deferred financing costs of nil, nil and $4,414 were capitalized for the years ended December 31, 2011, 2010 and 2009, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Gaming in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(k)	Goodwill and Intangible Assets, Net

Goodwill represents the excess of acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

(l)	Impairment of Long-Lived Assets (Other Than Goodwill)

The Group evaluates the recoverability of long-lived assets with finite lives whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value. During the year ended December 31, 2009, an impairment loss amounting to $282 was recognized to write off gaming equipment due to the reconfiguration of the casino at Altira Macau to meet the evolving demands of gaming patrons and target specific segments, and an impairment loss amounting to $2,855 was recognized to write off the construction in progress carried out at the Macau Peninsula site following termination of the related acquisition agreement. These impairment losses were included in “Property Charges and Others” in the consolidated statements of operations.

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $14,203, $14,302 and $10,388 were amortized during the years ended December 31, 2011, 2010 and 2009, respectively, of which a portion was capitalized as mentioned in Note 2(i).

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots, with liabilities recognized for funds deposited by customers before gaming play occurs and for chips in the customers’ possession.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Taipa Square Casino and Grand Hyatt Macau hotel. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis. For the operations of Grand Hyatt Macau hotel, the Group is the owner of the hotel property, and the hotel manager operates the hotel under a management agreement providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotel business, it is the principal and the transactions of the hotel are therefore recognized on a gross basis.

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

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2011, 2010 and 2009 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2011	2010	2009
Rooms	$12,696	$10,395	$6,778
Food and beverage	28,653	27,870	17,296
Entertainment, retail and others	6,510	5,545	3,448

	$47,859	$43,810	$27,522

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business from loyal slot machine customers and table games patrons. Members earn points based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

(q)	Gaming Tax

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $1,948,652, $1,362,007 and $737,485 for the years ended December 31, 2011, 2010 and 2009, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with Studio City since its acquisition by the Group in July 2011 as disclosed in Note 22 and City of Dreams prior to its opening in June 2009, and continues to incur such costs related to the remaining portion of City of Dreams, Studio City and other one-off activities related to the marketing of new facilities and operations.

(s)	Advertising Expenses

The Group expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $31,556, $45,267 and $29,018 for the years ended December 31, 2011, 2010 and 2009, respectively.

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

The functional currencies of the Company and its major subsidiaries are the United States dollars and Hong Kong dollars or the Macau Patacas, respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive (loss) income.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(u)	Share-based Compensation Expenses

The Group issued restricted shares and share options under its share incentive plan during the years ended December 31, 2011, 2010 and 2009.

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 16.

(v)	Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America and other jurisdictions where it operates.

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

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based solely on the technical merits, of being sustained on examinations.

(w)	Net income (loss) attributable to the Company per share

Basic net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year.

Diluted net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Net income (loss) attributable to the Company per share - continued

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to the Company per share consisted of the following:

	Year Ended December 31,
	2011	2010	2009
Weighted-average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to the Company per share	1,604,213,324	1,595,552,022	1,465,974,019
Incremental weighted-average number of ordinary shares from assumed exercise of restricted shares and share options using the treasury stock method	12,641,358	—	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to the Company per share	1,616,854,682	1,595,552,022	1,465,974,019

During the year ended December 31, 2011, 5,547,036 outstanding share options as at December 31, 2011 were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive. During the years ended December 31, 2010 and 2009, the Company had securities which would potentially dilute basic net loss attributable to the Company per share in the future, but which were excluded from the computation of diluted net loss attributable to the Company per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 9,377,509 and 13,931,088 ordinary shares from the assumed conversion/exercise of these restricted shares and share options using the treasury stock method for the years ended December 31, 2010 and 2009, respectively.

(x)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility and exchange rate fluctuations for the interest payment of the RMB Bonds. The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive losses, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

Further information on the Group’s outstanding financial instruments arrangements on forward exchange rate contracts and interest rate swap agreements as of December 31, 2011 and 2010 are included in Note 11 and Note 12, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Accumulated Other Comprehensive Losses

Accumulated other comprehensive losses represent foreign currency translation adjustment and changes in the fair value of the forward exchange rate contracts and interest rate swap agreements. On June 30, 2011, the Group amended the City of Dreams Project Facility and the accumulated losses of interest rate swap agreements were reclassified to earnings as the interest rate swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility. Further information on the amendment of the City of Dreams Project Facility is included in Note 11.

As of December 31, 2011 and 2010, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2011	2010
Foreign currency translation adjustment	$(1,073)	$(924)
Change in the fair value of the forward exchange rate contracts	39	—
Change in the fair value of interest rate swap agreements	—	(10,421)

	$(1,034)	$(11,345)

(z)	Recent Changes in Accounting Standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued guidance regarding fair value measurement amendments to align the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The FASB also clarified existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The guidance is effective on a prospective basis for the Group on January 1, 2012 and is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements. This guidance amends existing presentation and disclosure requirements concerning comprehensive income, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement. Furthermore, the accounting standards update prohibits an entity from presenting other comprehensive income and losses in a statement of changes in equity. In December 2011, the FASB issued an accounting standards update to defer the requirement that was originally included in the June 2011 accounting standard update for an entity to present reclassifications between other comprehensive income or loss and net income or loss. This accounting standards update (as modified) is effective on a retrospective basis for the Group on January 1, 2012, and will result in changes to the presentation of comprehensive net income in the Group’s consolidated financial statements, but will have no effect on the Group’s financial position, results of operations and cash flows.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The amended guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Recent Changes in Accounting Standards - continued

under current accounting standards. If it is determined that it is more likely than not that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance is effective for the Group on January 1, 2012 and is not expected to have a material impact on the Group’s financial position, results of operations and cash flows.

In December 2011, the FASB issued an accounting standard update related to disclosures about offsetting assets and liabilities. The amendments require that a company disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position. The amendments enhance current disclosures by requiring improved information about financial instruments and derivative instruments that are either (i) offset in accordance with current accounting guidance or (ii) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current accounting guidance. We do not expect the provisions of this guidance, which are effective a retrospective basis for the Group on January 1, 2013, to have a material impact on the Group’s financial position, results of operations and cash flows, as its requirements are disclosure-only in nature.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2011	2010
Casino	$385,898	$293,976
Hotel	3,691	4,438
Other	3,686	2,597

Sub-total	$393,275	$301,011
Less: allowance for doubtful debts	(86,775)	(41,490)

	$306,500	$259,521

During the years ended December 31, 2011, 2010 and 2009, the Group has provided allowance for doubtful debts of $36,871, $32,241 and $16,114 and has written off accounts receivable of $932, $941 and $643, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2011	2010	2009
At beginning of year	$41,490	$24,227	$8,113
Additional allowance	36,871	32,241	16,114
Reclassified from (to) long-term receivables, net	8,414	(14,978)	—

At end of year	$86,775	$41,490	$24,227

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET - continued

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history. The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,
	2011	2010
Current	$220,141	$156,615
1-30 days	41,571	32,305
31-60 days	3,344	8,783
61-90 days	2,573	11,981
Over 90 days	38,871	49,837

	$306,500	$259,521

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2011	2010
Cost
Buildings	$2,439,117	$2,439,425
Furniture, fixtures and equipment	403,577	381,231
Plant and gaming machinery	147,084	131,104
Leasehold improvements	179,089	147,530
Motor vehicles	4,273	4,309

Sub-total	$3,173,140	$3,103,599
Less: accumulated depreciation	(730,313)	(481,040)

Sub-total	$2,442,827	$2,622,559
Construction in progress	212,602	49,336

Property and equipment, net	$2,655,429	$2,671,895

As of December 31, 2011 and 2010, construction in progress in relation to City of Dreams included interest paid or payable on loans from shareholders, the City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $7,551 and $7,820, respectively.

As of December 31, 2011, construction in progress in relation to Studio City included interest paid or payable on the RMB Bonds and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $15,628.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	PROPERTY AND EQUIPMENT, NET - continued

During the years ended December 31, 2011, 2010 and 2009, additions to property and equipment amounted to $236,555, $119,660 and $828,736, respectively and disposals of property and equipment at carrying amount were $655, $207 and $5,279, respectively.

5.	GAMING SUBCONCESSION, NET

	December 31,
	2011	2010
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(300,495)	(243,258)

Gaming subconcession, net	$599,505	$656,742

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2012 through 2021, and approximately $27,135 in 2022.

6.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings, discounted cash flow and market comparable methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce the estimated fair value of trademarks below its carrying value using the relief-from-royalty method. Under this method, the Group estimates the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given it is the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2011, 2010 and 2009.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS

Long-term prepayment, deposits and other assets consisted of the following:

	December 31,
	2011	2010
Entertainment production costs	$68,553	$68,483
Less: accumulated amortization	(9,141)	(2,283)

Entertainment production costs, net	$59,412	$66,200
Deposit and other	11,143	12,085
Long-term receivables, net	2,303	17,344

Long-term prepayment, deposits and other assets	$72,858	$95,629

Entertainment production costs represent the amount incurred and capitalized for the entertainment show in City of Dreams, which commenced performance in September 2010. The Group expects that amortization of entertainment production costs will be approximately $6,855 each year from 2012 through 2019, and approximately $4,572 in 2020.

Long-term receivables, net, represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $6,564 and $14,978 as of December 31, 2011 and 2010, respectively. During the year ended December 31, 2011, long-term receivables, net, amounting to $17,344 including corresponding allowance for doubtful debts of $9,697 were reclassified to current; and current accounts receivable, net amounting to $2,303 including corresponding allowance for doubtful debts of $1,283 were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

8.	LAND USE RIGHTS, NET

	December 31,
	2011	2010
Altira Macau — Medium-term lease (“Taipa Land”)	$141,543	$141,543
City of Dreams — Medium-term lease (“Cotai Land”)	376,122	376,122
Studio City — Medium-term lease (“Studio City Land”)	549,079	—

	1,066,744	517,665
Less: accumulated amortization	(123,776)	(89,510)

Land use rights, net	$942,968	$428,155

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The land use right of Studio City was acquired upon acquisition of assets and liabilities as disclosed in Note 22.

In November 2009, Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”), an indirect subsidiary of the Company, and Melco Crown Gaming accepted in principle the initial terms for the revision of the land lease agreement from the Macau Government and recognized additional land

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LAND USE RIGHTS, NET - continued

premium of $32,118 payable to the Macau Government for the increased developable gross floor area of Cotai Land in Macau, where the City of Dreams site is located. In March 2010, Melco Crown (COD) Developments and Melco Crown Gaming accepted the final terms for the revision of the land lease agreement and fully paid the additional premium to the Macau Government. The land grant amendment process was completed on September 15, 2010.

9.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2011	2010
Within 30 days	$9,551	$8,431
31-60 days	755	319
61-90 days	1,196	37
Over 90 days	521	93

	$12,023	$8,880

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2011	2010
Construction costs payable	$13,316	$14,218
Customer deposits and ticket sales	42,832	50,143
Gaming tax accruals	169,576	137,299
Interest expenses payable	12,180	11,635
Interest rate swap liabilities	363	8,143
Land use right payable	15,960	15,191
Operating expense and other accruals	100,161	79,232
Other gaming related accruals	19,643	15,065
Outstanding gaming chips and tokens	187,978	131,158
Payables for acquisition of assets and liabilities (Note 22)	26,710	—

	$588,719	$462,084

11.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2011	2010
City of Dreams Project Facility	$—	$1,131,805
2011 Credit Facilities	1,014,729	—
Senior Notes (1)	593,166	592,443
RMB Bonds	364,807	—
Deposit-Linked Loan	353,278	—

	$2,325,980	$1,724,248
Current portion of long-term debt	—	(202,997)

	$2,325,980	$1,521,251

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

City of Dreams Project Facility

On September 5, 2007, Melco Crown Gaming (the “Borrower”) entered into the City of Dreams Project Facility with certain lenders in the aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition to the Scheduled Amortization Payments, the Borrower was also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of the following amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) including but not limited to: (i) 50% of the net proceeds of any permitted equity issuance of any member of the Borrowing Group; (ii) the net proceeds of any asset sales; (iii) net termination proceeds paid under the Borrower’s subconcession and certain contracts or agreements; (iv) certain net proceeds or liquidated damages paid; (v) insurance proceeds net of expenses to obtain such proceeds; and (vi) excess cash as defined under a leverage test.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement, including registration of the land concession and execution of construction contracts, compliance with affirmative, negative and financial covenants and the provision of certificates from technical consultants. The Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group. Security for the City of Dreams Project Facility included: a first-priority mortgage over all land where Altira Macau and City of Dreams are located which are held by subsidiaries of the Company (such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land); an assignment of any land use rights under land concession agreements, leases or equivalent; charges over the bank accounts in respect of the Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the Borrowing Group and equipment and tools used in the gaming business by the Borrowing Group; as well as other customary security.

The City of Dreams Project Facility agreement contained certain affirmative and negative covenants customary for such financings, including, but not limited to, limitations on incurring additional liens, incurring additional indebtedness (including guarantees), making certain investments, paying dividends and other restricted payments, creating any subsidiaries and selling assets.

The City of Dreams Project Facility also required the Borrowing Group to comply with certain financial covenants, including, but not limited to:

•

a consolidated leverage ratio, which cannot exceed 4.50 to 1.00 for the reporting periods ending December 31, 2010, March 31, 2011 and June 30, 2011, cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011 and March 31, 2012, and cannot exceed 3.75 to 1.00 for the reporting periods ending June 30, 2012 onwards;

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

City of Dreams Project Facility - continued

•

a consolidated interest cover ratio, which must be greater than or equal to 2.50 to 1.00 for the reporting periods ending December 31, 2010 and March 31, 2011, and must be greater than or equal to 3.00 to 1.00 for the reporting periods ending June 30, 2011 onwards; and

•	a consolidated cash cover ratio, which must be greater than or equal to 1.05 to 1.00 for the reporting periods ending December 31, 2010 onwards.

In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company. As of December 31, 2010, the net assets of the Borrowing Group of approximately $1,553,000 was restricted from being distributed under the terms of the City of Dreams Project Facility.

In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility (the “Amendment Agreement”). The Amendment Agreement, among other things, (i) amended the date of the first covenant test date to December 31, 2010; (ii) provided additional flexibility to the financial covenants; (iii) removed the obligation but retained the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricted the use of the net proceeds received from the issuance of the Senior Notes of approximately $577,066 to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepaying the Term Loan Facility in an amount of $293,714 and the Revolving Credit Facility in an amount of $150,352, with the remaining net proceeds in an amount of $133,000 deposited in a bank account that was restricted for use to pay future Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000.

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

A total of $250,000 short-term deposits were placed by the Borrower in May and September 2009 to replace the $250,000 letters of credit previously provided to support the contingent equity commitment by the major shareholders of the Company, Melco and Crown, which were to be released upon the final completion for the City of Dreams project (or earlier subject to lender determination that the full amount was not required to meet remaining costs) and compliance with other release conditions under the City of Dreams Project Facility.

The Borrower had no draw down on the Term Loan Facility and Revolving Credit Facility during the year ended December 31, 2010. During the year ended December 31, 2009, the Borrower drew down a total of $70,951, which included $12,685 and HK$453,312,004 (equivalent to $58,266) on the Term Loan Facility and a total of $199,740, which included $32,469 and HK$1,301,364,572 (equivalent to $167,271), on the Revolving Credit Facility, respectively.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. Loan commitment fees on the City of

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

City of Dreams Project Facility - continued

Dreams Project Facility amounting to $461 and $2,253 were recognized during the years ended December 31, 2011 and 2009, respectively. During the year ended December 31, 2010, the Borrower recognized a loan commitment fee with credit amount of $3,811, which include a commitment fee of $814 and a reversal of accrual not required of $4,625.

As of December 31, 2010, total outstanding borrowings relating to the City of Dreams Project Facility was $1,131,805. Management believes the Group was in compliance with all covenants of the City of Dreams Project Facility as of December 31, 2010.

In addition to the prepayment of the Term Loan Facility and Revolving Credit Facility in May 2010 in accordance with the Amendment Agreement as described above, during the years ended December 31, 2011 and 2010, the Borrower further repaid $89,158 and $35,693 and prepaid $20,896 and $71,643 of the Term Loan Facility, according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively. During the year ended December 31, 2011, the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into among the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly owned subsidiary of the Borrower, from the Borrowing Group (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly installments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of any asset sale, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains the same as under the City of Dreams Project Facility (although the terms of the associated security documents have been amended for consistency with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

The 2011 Credit Facilities also contain affirmative and negative covenants customary for financings of this type, with an additional covenant that the 2011 Borrowing Group must not enter into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities remove the financial covenants under the City of Dreams Project Facility, and replace them with, without limitation:

•

a leverage ratio, which cannot exceed 3.00 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 2.50 to 1.00 for the reporting periods ending September 30, 2013 onwards;

•

total leverage ratio, which cannot exceed 4.50 to 1.00 for the reporting periods ending September 30, 2011, December 31, 2011, March 31, 2012, June 30, 2012, September 30, 2012, December 31, 2012, March 31, 2013 and June 30, 2013 and cannot exceed 4.00 to 1.00 for the reporting periods ending September 30, 2013 onwards; and

•	interest cover ratio, which must be greater than or equal to 4.00 to 1.00 for the reporting periods ending September 30, 2011 onwards.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail below under “Distribution of Profits”). As of December 31, 2011, the net assets of the 2011 Borrowing Group of approximately $1,896,000 was restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fee on the 2011 Credit Facilities amounting to $950 was recognized during the year ended December 31, 2011.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the applicable future cash flows under the 2011 Credit Facilities are more than 10% different from the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fee and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

As of December 31, 2011, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729). Management believes the Group was in compliance with all covenants of the 2011 Credit Facilities as of December 31, 2011. As of December 31, 2011, HK$1,467,565,430 (equivalent to $188,633) of the 2011 Revolving Credit Facility remains available for future draw down.

Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”) (formerly known as MPEL Holdings Limited) issued and listed the Senior Notes on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance, including Melco Crown Gaming (together with the Senior Guarantors, the “Guarantors”), fully and unconditionally and jointly and severally guaranteed the Senior Notes on a senior subordinated secured basis. Upon entering of the 2011 Credit Facilities, the guarantees provided under the Senior Notes were amended with the principal effect being that claims of noteholders under the Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities will rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The Senior Notes mature on May 15, 2018. Interest on the Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility Scheduled Amortization Payments commencing December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The Senior Notes have been reflected net of discount under long-term debt in the consolidated balance sheets.

At any time after May 15, 2014, 2015 and 2016 and thereafter, MCE Finance may redeem some or all of the Senior Notes at the redemption prices of 105.125%, 102.563% and 100.000%, respectively, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2014, MCE Finance may redeem all or part of the Senior Notes at the redemption price set forth in the related prospectus plus the applicable “make-whole” premium described in the related prospectus plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Senior Notes - continued

Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price of 110.25% of the principal amount of the Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the related prospectus, MCE Finance may redeem the Senior Notes in whole, but not in part, at a price equal to 100% of their principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any Guarantor would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the Senior Notes if the gaming authority of any jurisdiction in which the Company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires holders or beneficial owners of the Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable.

The indenture governing the Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2011, MCE Finance was in compliance with each of the financial restrictions and requirements.

MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

The Group capitalized the underwriting fee and related issuance costs in relation to the Senior Notes of $14,585 as deferred financing costs.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at par. The RMB Bonds are direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which will at all times rank equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that are both mandatory and of general application. The RMB Bonds mature on May 9, 2013 and the interest on the RMB Bonds is accrued at a rate of 3.75% per annum and is payable semi-annually in arrears on May 9 and November 9 of each year, commencing on November 9, 2011.

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

RMB Bonds - continued

change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of the RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

The indenture governing the RMB Bonds contains certain negative pledge and financial covenants, providing that the Company shall not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company is also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth not to be less than $1,000,000 and a maximum leverage ratio not to exceed 2.50:1.00.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs. Management believes the Company was in compliance with all covenants of the RMB Bonds as of December 31, 2011.

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan matures on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. During the year ended December 31, 2011, one of the RMB forward contracts was settled on November 9, 2011 and as of December 31, 2011, the fair value of the remaining forward exchange rate contract of $7 was recorded as forward exchange rate contract receivable and included in prepaid expenses and other current assets.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Deposit-Linked Loan - continued

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of December 31, 2011, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $364,807), required to be set aside for the duration of this debt were recorded as non-current restricted cash in the consolidated balance sheets.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2011	2010	2009
Interest for City of Dreams Project Facility *	$13,269	$39,157	$50,824
Interest for 2011 Credit Facilities *	13,731	—	—
Interest for Senior Notes **	61,500	38,438	—
Amortization of discount in connection with issuance of
Senior Notes **	723	417	—
Interest for RMB Bonds *	8,647	—	—
Interest for Deposit-Linked Loan *	6,300	—	—

	$104,170	$78,012	$50,824
Interest capitalized (Note 2(i))	(3,157)	(11,823)	(37,374)

	$101,013	$66,189	$13,450

*	Long-term debt repayable within five years

**	Long-term debt repayable after five years

During the years ended December 31, 2011, 2010 and 2009, the Group’s average borrowing rates were approximately 5.50%, 6.71% and 5.73% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2011 are as follows:

Year ending December 31,
2012	$—
2013	846,444
2014	256,717
2015	256,717
2016	372,936
Over 2016 (2)	593,166

$2,325,980

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

The long-term debt are repayable as follows:

	December 31,
	2011	2010
Within one year or on demand	$—	$202,997
More than one year, but not exceeding two years	846,444	294,383
More than two years, but not exceeding five years	886,370	634,425
More than five years (1)	593,166	592,443

	$2,325,980	$1,724,248
Less: Amounts due within one year shown under current liabilities	—	(202,997)

	$2,325,980	$1,521,251

Notes

(1)	Net of unamortized issue discount for the Senior Notes of approximately $6,834 and $7,557 as of December 31, 2011 and 2010, respectively.

(2)	Net of unamortized issue discount for the Senior Notes of approximately $6,834 as of December 31, 2011.

12.	OTHER LONG-TERM LIABILITIES

	December 31,
	2011	2010
Interest rate swap liabilities	$—	$2,278
Deferred rent liabilities	4,799	4,037
Other deposits received	196	181
Payables for acquisition of assets and liabilities (Note 22)	22,905	—

	$27,900	$6,496

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco Crown Gaming entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. Eight and six interest rate swap agreements entered in 2007 and 2008 were expired during the years ended December 31, 2010 and 2011, respectively. Melco Crown Gaming also entered into another three interest rate swap agreements in 2009 that will expire in February 2012. Under the interest rate swap agreements, Melco Crown Gaming pays a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment date. As of December 31, 2011 and 2010, the notional amounts of the outstanding interest rate swap agreements amounted to $127,892 and $492,265, respectively.

As of December 31, 2010 and before the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed in Note 11, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead, the fair value of the instruments were recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	OTHER LONG-TERM LIABILITIES - continued

recognized in the consolidated statements of operations. As of December 31, 2010, the Group estimated that $9,752 of the net unrealized losses on the interest rate swaps would have been reclassified from accumulated other comprehensive losses into interest expenses over the next twelve months.

Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed in Note 11, the interest rate swap agreements no longer qualified for hedge accounting. Accordingly, the Group reclassified the accumulated losses of $4,310 recognized in accumulated other comprehensive losses prior to the discontinuance of hedge accounting to the consolidated statements of operations. Any subsequent changes in fair value of the interest rate swap agreements will be recognized in the consolidated statements of operations.

As of December 31, 2011 and 2010, the fair values of interest rate swap agreements were recorded as interest rate swap liabilities, of which $363 and $8,143 were included in accrued expenses and other current liabilities, and nil and $2,278 were included in other long-term liabilities, respectively.

13.	FAIR VALUE MEASUREMENTS

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other current assets, long-term deposits, long-term receivables, amounts due from (to) affiliated companies and shareholders, accounts payable, other current liabilities, the 2011 Credit Facilities, the Deposit-Linked Loan, loans from shareholders, land use rights payable, interest rate swap agreements, forward exchange rate contract and debt instruments approximate their fair values, except for the Senior Notes and the RMB Bonds. The estimated fair value, based on quoted market price, of the Senior Notes was approximately $651,630 and $693,750 as of December 31, 2011 and 2010, respectively, and of the RMB Bonds was approximately $352,079 as of December 31, 2011. As of December 31, 2011 and 2010, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. The following fair value hierarchy table presents information about the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2011 and 2010:

	Quoted Prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Forward exchange rate contract receivable
December 31, 2011	$—	$7	$—	$7

Interest rate swap liabilities
December 31, 2011	$—	$363	$—	$363

December 31, 2010	$—	$10,421	$—	$10,421

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	FAIR VALUE MEASUREMENTS - continued

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 — inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•

Level 2 — inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 — inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The fair value of these interest rate swap agreements and forward exchange rate contract approximates the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements and the forward exchange rate arrangement are considered as Level 2 items in the fair value hierarchy.

14.	CAPITAL STRUCTURE

On May 1, 2009, the Company issued 67,500,000 ordinary shares and 22,500,000 ADSs, representing a total of 135,000,000 ordinary shares in aggregate, to the public in a follow-on offering with net proceeds after deducting the offering expenses amounted to $174,417.

On August 18, 2009, the Company issued an additional 42,718,445 ADSs, representing 128,155,335 ordinary shares, to the public in a further follow-on offering with net proceeds after deducting the offering expenses which amounted to $209,112.

Pursuant to the Company’s extraordinary general meeting held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

On November 29, 2011, the Company issued a total of 40,211,930 ordinary shares to Melco and Crown for shareholders’ loan conversion as disclosed in Note 20(c).

In connection with the Company’s restricted shares granted as disclosed in Note 16, 310,575, 1,254,920 and 8,297,110 ordinary shares were vested and issued during the years ended December 31, 2011, 2010 and 2009, respectively.

The Company issued 6,920,386, 8,785,641 and 2,614,706 ordinary shares to its depository bank for issuance to employees upon their future vesting of restricted shares and exercise of share options during the years ended December 31, 2011, 2010 and 2009 respectively. 941,648, 43,737 and 2,528,319 of these ordinary

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	CAPITAL STRUCTURE - continued

shares have been issued to employees upon vesting of restricted shares and 3,835,596, 804,285 and nil of these ordinary shares have been issued to employees upon exercise of share options during the years ended December 31, 2011, 2010 and 2009, respectively. The balance of 10,552,328, 8,409,186 and 471,567 ordinary shares continue to be held by the Company for future issuance as of December 31, 2011, 2010 and 2009, respectively.

As of December 31, 2011, 2010 and 2009, the Company had 1,642,548,674, 1,597,248,925 and 1,595,145,983 ordinary shares issued and outstanding, respectively.

15.	INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America and in other jurisdictions, respectively, during the years ended December 31, 2011, 2010 and 2009.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Gaming has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”) and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”) the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted for Altira Macau, Hard Rock Hotel and Crown Towers Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they are entitled to a vehicle tax holiday provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAX (CREDIT) EXPENSE - continued

The provision for income tax consisted of:

	Year Ended December 31,
	2011	2010	2009
Income tax provision for current year:
Macau Complementary Tax	$223	$165	$190
Hong Kong Profits Tax	822	473	731
Profits tax in other jurisdictions	161	65	—

Sub-total	$1,206	$703	$921

Under (over) provision of income tax in prior years:
Macau Complementary Tax	$3	$(18)	$2
Hong Kong Profits Tax	142	(1)	351
Profits tax in other jurisdictions	(21)	8	—

Sub-total	$124	$(11)	$353

Deferred tax (credit) charge:
Macau Complementary Tax	$(2,779)	$166	$(1,537)
Hong Kong Profits Tax	(185)	58	131
Profits tax in other jurisdictions	(2)	4	—

Sub-total	$(2,966)	$228	$(1,406)

Total income tax (credit) expense	$(1,636)	$920	$(132)

A reconciliation of the income tax (credit) expense to income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2011	2010	2009
Income (loss) before income tax	$287,208	$(9,605)	$(308,593)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	34,465	(1,153)	(37,031)
Effect of different tax rates of subsidiaries operating in other jurisdictions	242	169	235
Under (over) provision in prior years	124	(11)	353
Effect of income for which no income tax expense is payable	(575)	(258)	(633)
Effect of expense for which no income tax benefit is receivable	12,191	7,868	2,978
Effect of tax holiday granted by Macau Government	(69,677)	(28,069)	—
Losses that cannot be carried forward	—	—	15,639
Change in valuation allowance	21,594	22,374	18,327

	$(1,636)	$920	$(132)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively during the years ended December 31, 2011, 2010 and 2009, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2011 and 2010 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for profits tax in other jurisdictions for

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAX (CREDIT) EXPENSE - continued

the year ended December 31, 2009 was made as the representative offices and branches incurred tax losses where they operate. No provision for income tax in the United States of America for the years ended December 31, 2011, 2010 and 2009 was provided as the subsidiaries incurred tax losses.

Melco Crown Gaming was granted a tax holiday from Macau Complementary Tax on casino gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Gaming was extended for an additional 5 years through 2016. During the years ended December 31, 2011 and 2010, Melco Crown Gaming reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to the Company for the year ended December 31, 2011 would have been decreased by $69,677, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.043 per share; and the Group’s consolidated net loss attributable to the Company for the year ended December 31, 2010 would have been increased by $28,069, and basic and diluted net loss attributable to the Company per share would have reported additional loss of $0.018 per share. Melco Crown Gaming reported net loss during the year ended December 31, 2009, thus, there was no impact on the Group’s basic and diluted net loss attributable to the Company per share. Melco Crown Gaming’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The effective tax rates for the years ended December 31, 2011 and 2010 were negative rates of 0.6% and 9.6%, respectively, and the effective tax rate for the year ended December 31, 2009 was a positive rate of 0.04%. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December 31, 2011, 2010 and 2009 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2011 and 2010 and the impact of net loss of Melco Crown Gaming during the year ended December 31, 2009.

The deferred tax assets and liabilities as of December 31, 2011 and 2010 consisted of the following:

	December 31,
	2011	2010
Deferred tax assets
Net operating loss carried forwards	$60,782	$47,183
Depreciation and amortization	24	—

Sub-total	$60,806	$47,183

Valuation allowance
Current	(17,816)	(6,968)
Long-term	(42,966)	(40,190)

Sub-total	$(60,782)	$(47,158)

Total net deferred tax assets	$24	$25

Deferred tax liabilities
Land use rights	$(68,552)	$(16,209)
Intangible assets	(505)	(505)
Unrealized capital allowance	(971)	(1,296)

Total net deferred tax liabilities	$(70,028)	$(18,010)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAX (CREDIT) EXPENSE - continued

As of December 31, 2011 and 2010, valuation allowance of $60,782 and $47,158 were provided, respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2011, adjusted operating tax loss carry forwards, amounting to $148,470, $178,100 and $179,953 will expire in 2012, 2013 and 2014, respectively. Adjusted operating tax loss carried forwards of $57,563 has expired during the year ended December 31, 2011.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Undistributed earnings of subsidiaries are accounted for as a temporary difference, except that deferred tax liabilities are not recorded for undistributed earnings of foreign subsidiaries that are considered indefinitely reinvested in foreign jurisdictions. The Company has a plan for reinvestment of undistributed earnings of its foreign subsidiaries as of December 31, 2011, which demonstrates such earnings will be indefinitely reinvested in the applicable jurisdictions. As such, no deferred tax liabilities have been recorded.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2011 and 2010, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau and the United States of America are 6 years, 5 years and 3 years, respectively.

16.	SHARE-BASED COMPENSATION

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Group grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

10 years, with a maximum of 50,000,000 over the first five years, which the Board of Directors of the Company approved the removal of the maximum limit of 50,000,000 shares issued over the first five years and the shareholders of the Company approved this removal at the general meeting held in May 2009. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of SEHK on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. As of December 31, 2011 and 2010, nil and 63,347,487 shares out of 100,000,000 shares remained available for the grant of share options or restricted shares under the 2006 Share Incentive Plan.

On October 6, 2011, the Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders and such adoption was conditional upon the listing of the Company’s ordinary shares on the Main Board of SEHK on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares, etc. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2011, 100,000,000 shares remain available for the grant of various share based awards as no award had been granted or agreed to be granted under the 2011 Share Incentive Plan.

The Group granted ordinary share options to certain personnel under the 2006 Share Incentive Plan during the years ended December 31, 2011 and 2010 with the exercise price determined at the closing price of the date of grant. These ordinary share options became exercisable over different vesting periods ranging from immediately vested on date of grant to four years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant, except for options granted in the exchange program, described below, which have a range of 7.7 to 8.3 years’ life.

During the year ended December 31, 2009, the Board of Directors of the Company approved a proposal to allow for a one-time share option exchange program, designed to provide eligible employees an opportunity to exchange certain outstanding underwater share options for a lesser amount of new share options to be granted with lower exercise prices. Share options eligible for exchange were those that were granted on or prior to April 11, 2008 under the 2006 Share Incentive Plan. A total of approximately 5.4 million eligible share options were tendered by employees, representing 94% of the total share options eligible for exchange. The Group granted an aggregate of approximately 3.6 million new share options in exchange for the eligible share options surrendered. The exercise price of the new share options was $1.43, which was the closing price of the Company’s ordinary share on the grant date. No incremental share option expense was recognized for the exchange because the fair value of the new options, using Black-Scholes valuation model, was approximately equal to the fair value of the surrendered options they replaced. The significant assumptions used to determine the fair value of the new options includes expected dividend of nil, expected stock price volatility of 87.29%, risk-free interest rate of 2.11% and expected average life of 5.6 years.

During the year ended December 31, 2009, the Group settled bonus provision related to the year ended December 31, 2008 to employees with approximately 6.4 million restricted shares granted and vested on the same date in 2009. The total fair value of those restricted shares amounted to $6,914.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

The Group has also granted restricted shares to certain personnel under the 2006 Share Incentive Plan during the years ended December 31, 2011, 2010 and 2009. These restricted shares have a vesting period ranging from immediately vested on date of grant to four years. The grant date fair value is determined with reference to the market closing price at date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option was estimated at the date of grant using the following weighted-average assumptions (excludes options granted in share option exchange program):

	December 31,
	2011	2010	2009
Expected dividend yield	—	—	—
Expected stock price volatility	81.87%	79.24%	74.60%
Risk-free interest rate	2.07%	1.78%	1.45%
Expected average life of options (years)	5.1	5.5	5.5

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2011, and changes during the years ended December 31, 2011, 2010 and 2009 are presented below:

	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	22,270,246	$2.14
Granted	4,792,536	$1.07
Granted under option exchange program	3,612,327	$1.43
Exercised	—	$—
Forfeited	(2,809,419)	$1.93
Expired	(104,738)	$4.58
Cancelled under option exchange program	(5,418,554)	$4.39

Outstanding at December 31, 2009	22,342,398	$1.26
Granted	4,266,174	$1.17
Exercised	(804,285)	$1.17
Forfeited	(5,169,216)	$1.27
Expired	(181,578)	$4.48

Outstanding at December 31, 2010	20,453,493	$1.22
Granted	5,150,946	$2.52
Exercised	(3,835,596)	$1.03
Forfeited	(783,423)	$1.52
Expired	(68,958)	$4.40

Outstanding at December 31, 2011	20,916,462	$1.55	7.54	$35,367

Exercisable at December 31, 2011	11,007,541	$1.25	6.88	$22,290

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

Share Options - continued

A summary of share options vested and expected to vest under the 2006 Share Incentive Plan at December 31, 2011 are presented below:

	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $5.06) (Note)	11,007,541	$1.25	6.88	$22,290

Note: 6,961,784 share options vested during the year ended December 31, 2011 of which 68,958 share options expired.

	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $4.69)	9,908,921	$1.89	8.26	$13,077

The weighted-average fair value of share options granted (excludes options granted in the share option exchange program) during the years ended December 31, 2011, 2010 and 2009 were $1.67, $0.84 and $0.67, respectively. 3,835,596 and 804,285 share options were exercised and proceeds amounted to $3,950 and $938 were recognized during the years ended December 31, 2011 and 2010, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2011 and 2010 were $8,348 and $767, respectively. No share options were exercised during the year ended December 31, 2009 and therefore no cash proceeds was recognized.

As of December 31, 2011, there was $9,183 unrecognized compensation costs related to unvested share options and the costs were expected to be recognized over a weighted-average period of 2.03 years.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

Restricted Shares

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2011, and changes during the years ended December 31, 2011, 2010 and 2009 are presented below:

	Number of Restricted Shares	Weighted- Average Grant Date Fair Value
Unvested at January 1, 2009	7,538,076	$2.02
Granted	7,071,741	1.09
Vested	(10,825,445)	1.61
Forfeited	(538,341)	1.61

Unvested at December 31, 2009 and January 1, 2010	3,246,031	$1.41
Granted	1,463,151	1.38
Vested	(1,298,657)	1.67
Forfeited	(761,466)	1.27

Unvested at December 31, 2010 and January 1, 2011	2,649,059	$1.31
Granted	2,908,383	2.52
Vested	(1,252,223)	1.07
Forfeited	(302,716)	1.97

Unvested at December 31, 2011	4,002,503	$2.22

The total fair values at date of grant of the restricted shares vested during the years ended December 31, 2011, 2010 and 2009 were $1,339, $2,166 and $17,433, respectively.

As of December 31, 2011, there was $6,033 of unrecognized compensation costs related to restricted shares and the costs are expected to be recognized over a weighted-average period of 2.12 years.

The impact of share options and restricted shares for the years ended December 31, 2011, 2010 and 2009 recognized in the consolidated financial statements were as follows:

	Year Ended December 31,
	2011	2010	2009
Share options	$5,570	$4,439	$5,169
Restricted shares	3,054	1,606	6,638

Total share-based compensation expenses	$8,624	$6,045	$11,807
Less: share-based compensation expenses capitalized in construction in progress	—	(2)	(422)

Share-based compensation recognized in general and administrative expenses	$8,624	$6,043	$11,385

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau, Hong Kong, the United States of America and other jurisdictions.

Macau

Employees employed by the Group in Macau are members of government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. The only obligation of the Group with respect to the SSF Scheme operated by the Macau Government is to make the required contributions under the scheme.

Hong Kong

Employees employed by the Group in Hong Kong are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group. For these employees, with exception of executive officers, the Group’s and the employees’ contributions to the MPF Scheme are each set at 5% of the employees’ relevant income up to a maximum of HK$1,000 per employee per month. For executive officers, the employees’ contributions to the MPF Scheme are set at 5% of the employees’ salaries up to a maximum of HK$1,000 per employee per month. The Group’s contribution to the MPF Scheme is set at 10% of the employees’ base salaries. The excess of contributions over the Group’s mandatory portion, which is 5% of the employees’ salaries up to a maximum of HK$1,000 per employee per month, are treated as the Group’s voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. The Group’s contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of the Group by independent trustees.

United States of America and Other Jurisdictions

The Group’s United States of America and other jurisdictions’ subsidiaries operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

During the years ended December 31, 2011, 2010 and 2009, the Group’s contributions into the provident fund were $5,414, $5,070 and $5,012, respectively.

18.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2011 and 2010, the balance of the reserve amounted to $3 in each of those years.

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	DISTRIBUTION OF PROFITS - continued

completion of the construction of the City of Dreams, the relevant subsidiaries were only be able to pay dividends if they satisfied certain financial tests and conditions.

The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to the Company or persons who are not members of the 2011 Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the Senior Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries.

During the years ended December 31, 2011, 2010 and 2009, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

19.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2011, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling $60,643.

(b)	Lease Commitments and Other Arrangements

Operating Leases — As a lessee

The Group leases office space, Mocha Clubs sites and staff quarters under non-cancellable operating lease agreements that expire at various dates through June 2022. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor. During the years ended December 31, 2011, 2010 and 2009, the Group incurred rental expenses amounting to $16,944, $15,373 and $14,557, respectively.

As of December 31, 2011, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2012	$12,105
2013	7,272
2014	5,098
2015	3,850
2016	2,686
Over 2016	12,145

$43,156

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements - continued

As grantor of operating and right to use arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the City of Dreams site with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2011, 2010 and 2009, the Group received contingent fees amounting to $18,053, $12,801 and $5,547, respectively.

As of December 31, 2011, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2012	$11,359
2013	10,602
2014	9,835
2015	5,567
2016	1,418
Over 2016	163

$38,944

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitments

Gaming subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Gaming to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Gaming has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Gaming subconcession - continued

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Gaming must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 19(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Gaming quarterly to such bank.

Land concession contracts

The Company’s subsidiaries have entered into concession contracts for the land on which our Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the Macau Government, and impose special development conditions. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheet and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

In March 2006, the Macau Government granted the Taipa Land on which Altira Macau is located to Altira Developments Limited (“Altira Developments”), an indirect subsidiary of the Company. The land premium of approximately $18,685 was fully paid in July 2006, a guarantee deposit of approximately $20 was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately $171 per annum are payable. As of December 31, 2011, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the remaining term of the land concession contract was $3,282.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land concession contracts - continued

City of Dreams

In August 2008, the Macau Government granted the Cotai Land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Gaming. The initial land premium is approximately $105,091, of which approximately $80,850 has been paid as of December 31, 2011 and the remaining amount of approximately $24,241, accruing with 5% interest per annum, is due to be paid in three biannual installments, and a guarantee deposit of approximately $424 was also paid upon acceptance of the land lease terms in February 2008. Melco Crown (COD) Developments and Melco Crown Gaming applied for an amendment to the land concession contract in 2009 to increase the total developable gross floor area and the purpose of such area which required an additional land premium of approximately $32,118 was fully paid in March 2010, and government land use fees were revised to approximately $1,185 per annum. This amendment process was completed on September 15, 2010. As of December 31, 2011 and 2010, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $15,960 and $15,191 and in land use rights payable in an amount of $8,281 and $24,241, respectively. As of December 31, 2011, the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the remaining term of the land concession contract was $25,569.

Studio City

In October 2001, the Macau Government granted the Studio City Land on which Studio City is located to Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited) (“Studio City Developments”), an indirect subsidiary of the Company. In accordance with the terms of the land concession contract, a land premium of approximately $2,910 was fully paid in 2005, a guarantee deposit of approximately $105 has been provided and government land use fees of approximately $105 per annum are payable. Since 2005, the land concession contract has been in the process of being amended.

In November 2006, the Macau Government issued a proposed amendment which was accepted by Studio City Developments that required an additional land premium of approximately $70,581 and the government land use fees would be revised to approximately $326 per annum during the development period of Studio City and approximately $527 per annum after the development period. An additional guarantee deposit of approximately $326 was paid upon acceptance of the land lease terms and conditions proposed by the Macau Government. Approximately $23,561 of the additional land premium due was paid in 2006 and the remaining amount of approximately $47,020 would be due in five biannual installments, accrued with 5% interest per annum, with the first installment to be paid within six months from the date the amended contract would be published in the Macau official gazette. The November 2006 proposed amendment was not published and since that date other amendments have been requested and are in progress with the Macau Government.

As of December 31, 2011, the Group’s total outstanding balance of the land premium of approximately $47,020 was included in land use rights payable and the Group’s total commitment for government land use fees for the Studio City site to be paid during the remaining term of the land concession contract was approximately $7,799.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Service agreements

As of December 31, 2011, the Group had other commitments contracted for but not provided in respect of shuttle buses and limousines services mainly for the operations of Altira Macau and the City of Dreams totaling $2,237. Expenses for the shuttle buses and limousines services during the years ended December 31, 2011, 2010 and 2009 amounted to $12,734, $12,709 and $10,653, respectively.

As of December 31, 2011, the Group had other commitments contracted for but not provided in respect of cleaning, maintenance, consulting, marketing and other services mainly for the operations of Mocha Clubs, Altira Macau and City of Dreams totaling $14,435. Expenses for such services during the years ended December 31, 2011, 2010 and 2009 amounted to $23,994, $17,201 and $5,561, respectively.

As of December 31, 2011, the Group had other commitments contracted but not provided in respect of trademark and memorabilia license fees for operations of City of Dreams hotels and casino totaling $6,678. Expenses for the trademark and memorabilia license fees during the years ended December 31, 2011, 2010 and 2009 amounted to $1,757, $1,610 and $889, respectively.

As of December 31, 2011, the Group had other commitments contracted for but not provided in respect of fees for the operation of an entertainment show in City of Dreams, which commenced performance in September 2010, totaling $20,667. Fees for the operation of the entertainment show during the years ended December 31, 2011 and 2010 amounted to $8,076 and $2,349, respectively.

(d)	Guarantees

As of December 31, 2011, Melco Crown Gaming has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 19(c)(vi) to the consolidated financial statements.

As of December 31, 2011, the Group has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

During the year ended December 31, 2009, the Group issued a bank guarantee to the Macau Government amounted to $22,462 (MOP180,000,000) to guarantee payment of the additional land premium of $32,118 payable to the Macau Government for the increased developable gross floor area of Cotai Land, where the City of Dreams site is located, as disclosed in Note 8. The guarantee has been released as of December 31, 2010.

(e)	Litigation

As of December 31, 2011, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2011, 2010 and 2009, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2011	2010	2009
Transactions with affiliated companies
Chang Wah Garment Manufacturing Company Limited (“Chang Wah”) (1)	Operating and office supplies expenses	$—	$—	$175
	Purchase of property and equipment	—	—	150
Chin Son, Limited (2)	Purchase of property and equipment	1,756	—	—
Crown's subsidiary	Consultancy fee capitalized in construction in progress	—	—	1,312
	Consultancy fee recognized as expense	461	298	761
	Management fees expense	—	3	45
	Office rental expense	—	3	13
	Purchase of property and equipment	307	—	74
	Service fee expense (5)	—	(24)	48
	Traveling expense	—	—	12
	Other service fee income	43	14	767
	Rooms and food and beverage income	—	3	—
Lisboa Holdings Limited (2)	Office rental expense	1,493	1,106	1,105
Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	9	—	—
	Consultancy fee expense	509	570	540
	Management fees expense	14	14	—
	Network support fee expense	—	—	28
	Office rental expense	533	533	485
	Operating and office supplies expenses	68	160	33
	Purchase of property and equipment	186	1,287	55,021
	Repairs and maintenance expenses	—	236	87
	Service fee expense (6)	502	524	646
	Other service fee income	307	254	129
	Rooms and food and beverage income	221	13	12
Melco Crown Entertainment Charity Association (“MCE Charity Association”) (3)	Donation expense	120	—	—
MGM Grand Paradise Limited (“MGM”) (2)	Office rental expense	—	—	155
	Operating and office supplies expenses	—	3	—
	Purchase of property and equipment	—	—	37
Shuffle Master Asia Limited
(“Shuffle Master”) (4)	Operating and office supplies expenses	—	—	31
	Purchase of property and equipment	—	—	4,200

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

		Year Ended December 31,
Related companies	Nature of transactions	2011	2010	2009
Transactions with affiliated companies - continued
Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”) (2)	Advertising and promotional expenses	—	—	126
	Office rental expense	124	212	131
	Operating and office supplies expenses	20	18	18
	Purchase of property and equipment	6	—	—
	Traveling expense (7)	2,794	2,750	2,058
	Rooms and food and beverage income	445	64	—
Sky Shuttle Helicopters Limited (“Sky Shuttle”) (2)	Traveling expense	2,008	1,433	852
Sociedade de Jogos de Macau S.A. (“SJM”) (2)	Office rental expense	—	158	206
	Traveling expense capitalized in construction in progress (7)	2	—	—
	Traveling expense recognized as expense (7)	482	—	—
Sociedade de Turismo e Diversões de Macau, S.A. (“STDM”) and its subsidiaries (together with STDM referred to as “STDM Group”) (2)	Advertising and promotional expenses	116	75	85
	Office rental expense	807	259	259
	Service fee expense	113	—	54
	Traveling expense capitalized in construction in progress (7)	—	3	65
	Traveling expense recognized as expense (7)	115	792	739
Transactions with shareholders
Crown	Interest charges capitalized in construction in progress	—	—	198
	Interest charges recognized as expense	97	86	77
	Other service fee income	4	—	—
	Rooms and food and beverage income	39	—	—
Melco	Interest charges capitalized in construction in progress	—	—	765
	Interest charges recognized as expense	174	156	138
	Other service fee income	—	23	—
	Rooms and food and beverage income	$15	$39	$11

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

Notes

(1)	A company in which a relative of Mr. Lawrence Ho, the Company’s Chief Executive Officer, had beneficial interest until end of December 2009.

(2)	Companies in which a relative/relatives of Mr. Lawrence Ho has/have beneficial interests.

(3)	An association of which certain subsidiaries of the Company are directors.

(4)	Companies in which the Company’s former Chief Operating Officer, who resigned this position in May 2009, was an independent non-executive director of its parent company.

(5)	The negative amount including reversal of over-accrual of related expense during the year.

(6)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(7)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Melco's subsidiaries and its associated companies	$1,744	$1,464
Shun Tak Group	102	64

	$1,846	$1,528

The maximum amounts outstanding due from Melco’s subsidiaries during the years ended December 31, 2011 and 2010 were $1,841 and $1,757, respectively. The maximum amounts outstanding due from Melco’s associated companies during the years ended December 31, 2011 and 2010 were $4 and $5, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2011 and 2010 were $236 and $64, respectively.

The outstanding balances due from affiliated companies as of December 31, 2011 and 2010 as mentioned above are unsecured, non-interest bearing and repayable on demand.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of December 31, 2011 and 2010 are as follows:

	December 31,
	2011	2010
Crown's subsidiary	$18	$99
Melco's subsidiaries and its associated companies	179	134
MCE Charity Association	120	—
Shun Tak Group	304	276
SJM	113	—
Sky Shuttle	302	—
STDM Group	101	164

	$1,137	$673

The outstanding balances due to affiliated companies as of December 31, 2011 and 2010 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(c)	Loans From Shareholders

Melco and Crown provided loans to the Company mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams.

As of December 31, 2010, the outstanding loan balance due to Melco amounted to HK$578,577,752 (approximately $74,367), was unsecured, interest bearing at 3-month HIBOR per annum and at 3-month HIBOR plus 1.5% per annum only during the period from May 16, 2008 to May 15, 2009 and repayable in May 2012. As of December 31, 2010, the outstanding loan balance due to Crown amounted to HK$321,157,031 (approximately $41,280), was unsecured, interest bearing at 3-month HIBOR per annum and repayable in May 2012.

On November 18, 2011, Melco and Crown agreed to convert their respective shareholder loans into equity. They entered into a series of agreements, pursuant to which, on November 29, 2011 (the “Capitalization Date”):

•

Melco transferred by novation HK$180,000,000 (approximately $23,136) of the outstanding loan balances owed to Melco by the Company to Crown. On completion of the novation, the Company was indebted to Melco in the sum of HK$398,577,752 (approximately $51,231) and Crown in the sum of HK$501,157,031 (approximately $64,416).

•

Each of Melco and Crown agreed to convert outstanding loan balances owed by the Company to them into shares. The Company issued a total of 40,211,930 ordinary shares in connection with the shareholder loan conversion, based on a conversion price of $2.87 per share.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

(c)	Loans From Shareholders - continued

The maximum amount of outstanding loan balances due to Melco and Crown during the years ended December 31, 2011 and 2010 was HK$578,577,752 (approximately $74,367) and HK$501,157,031 (approximately $64,416), respectively.

(d)	Amounts Due From/To Shareholders

As of December 31, 2011, the outstanding balance due from Melco of $6, arising from operating income received. As of December 31, 2010, the outstanding balance was a payable to Melco of $23, mainly related to interest payable on the outstanding loan balances. These amounts were unsecured, non-interest bearing and repayable on demand.

The amounts of $13 due to Crown as of December 31, 2010, related to interest payable on the outstanding loan balances, were unsecured, non-interest bearing and repayable on demand.

21.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino is included within Corporate and Others. All revenues were generated in Macau.

Total Assets

	December 31,
	2011	2010	2009
Mocha Clubs	$174,404	$145,173	$144,455
Altira Macau	577,145	571,504	575,477
City of Dreams	3,103,458	3,202,692	3,075,052
Studio City	713,637	—	—
Corporate and Others	1,701,336	965,071	1,067,861

Total consolidated assets	$6,269,980	$4,884,440	$4,862,845

Capital Expenditures

	Year Ended December 31,
	2011	2010	2009
Mocha Clubs	$23,558	$13,140	$11,448
Altira Macau	6,662	7,784	6,712
City of Dreams	39,774	94,279	808,424
Studio City	713,253	—	—
Corporate and Others	2,387	4,457	2,152

Total capital expenditures	$785,634	$119,660	$828,736

For the years ended December 31, 2011, 2010 and 2009, there was no single customer that contributed more than 10% of the total revenues.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2011	2010	2009
NET REVENUES
Mocha Clubs	$131,934	$111,984	$97,984
Altira Macau	1,173,930	859,755	658,043
City of Dreams	2,491,383	1,638,401	552,141
Studio City	—	—	—
Corporate and Others	33,600	31,836	24,705

Total net revenues	$3,830,847	$2,641,976	$1,332,873

ADJUSTED PROPERTY EBITDA (1)
Mocha Clubs	$40,475	$29,831	$25,416
Altira Macau	246,300	133,679	13,702
City of Dreams	594,440	326,338	56,666
Studio City	(300)	—	—

Total adjusted property EBITDA	880,915	489,848	95,784

OPERATING COSTS AND EXPENSES
Pre-opening costs	(2,690)	(18,648)	(91,882)
Development costs	(1,110)	—	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(34,401)	(19,522)	(18,395)
Depreciation and amortization	(259,224)	(236,306)	(141,864)
Share-based compensation	(8,624)	(6,043)	(11,385)
Property charges and others	(1,025)	(91)	(7,040)
Corporate and others expenses	(71,494)	(59,489)	(40,028)

Total operating costs and expenses	(435,805)	(397,336)	(367,831)

OPERATING INCOME (LOSS)	445,110	92,512	(272,047)

NON-OPERATING EXPENSES
Interest income	4,131	404	498
Interest expenses, net of capitalized interest	(113,806)	(93,357)	(31,824)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	(4,310)	—	—
Change in fair value of interest rate swap agreements	3,947	—	—
Amortization of deferred financing costs	(14,203)	(14,302)	(5,974)
Loan commitment fees	(1,411)	3,811	(2,253)
Foreign exchange (loss) gain, net	(1,771)	3,563	491
Other income, net	3,664	1,074	2,516
Listing expenses	(8,950)	—	—
Loss on extinguishment of debt	(25,193)	—	—
Costs associated with debt modification	—	(3,310)	—

Total non-operating expenses	(157,902)	(102,117)	(36,546)

INCOME (LOSS) BEFORE INCOME TAX	287,208	(9,605)	(308,593)
INCOME TAX CREDIT (EXPENSE)	1,636	(920)	132

NET INCOME (LOSS)	288,844	(10,525)	(308,461)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING
INTERESTS	5,812	—	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO
CROWN ENTERTAINMENT LIMITED	$294,656	$(10,525)	$(308,461)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	SEGMENT INFORMATION - continued

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, corporate and other expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

22.	ACQUISITION OF SUBSIDIARIES

On June 16, 2011, the Company entered into a share purchase agreement and through its indirect subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Studio City International Holdings Limited (formerly known as Cyber One Agents Limited) (“Studio City International Holdings”) (together with its direct and indirect subsidiaries, the “Studio City Group”), which is the developer of Studio City. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Studio City Group at $200,000 and $60,000, respectively; where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three installments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the noncontrolling shareholder who owns 40% interest in Studio City International Holdings), for transferring to the Studio City Group the shares of other entities that own rights to develop the gaming areas of Studio City. The first installment of $50,000 was settled by the Group in August 2011, the second installment of $25,000 will be payable in July 2012 and the remaining installment of $25,000 will be payable in July 2013.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in the Studio City Group. The Studio City Group did not have any operation and revenue before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of the Studio City Group and this transaction was accounted for as acquisition of assets and liabilities.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	ACQUISITION OF SUBSIDIARIES - continued

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:
Cash and cash equivalents	$35,818
Prepaid expenses and other current assets	72
Deposits	432
Land use right, net	549,079
Construction in progress	139,201
Accrued expenses and other current liabilities	(10,939)
Land use right payable	(47,020)
Deferred tax liabilities	(54,985)
Noncontrolling interests	(237,309)

Net assets	$374,349

Total consideration satisfied by:
Cash paid	$310,000
Payables for acquisition of assets and liabilities	45,964

355,964
Direct costs incurred for acquisition of assets and liabilities	18,385

$374,349

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In May 2010, MCE Finance (the “Issuer”), an indirect subsidiary of the Company (the “Parent”), issued the Senior Notes as disclosed in Note 11.

The Issuer and all subsidiary guarantors except Melco Crown Gaming are 100% directly or indirectly owned by the Parent guarantor. Certain Macau laws require companies limited by shares (sociedade anónima) incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Gaming is indirectly owned by the Parent. While the Group complies with the Macau laws, Melco Crown Gaming is considered an indirectly 100% owned subsidiary of the Parent for purposes of the consolidated financial statements of the Parent because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP1 on the winding up or liquidation of Melco Crown Gaming and to receive an aggregate annual dividend of MOP1. The City of Dreams Project Facility, the 2011 Credit Facilities and the gaming subconcession agreement significantly restrict the Parent’s, the Issuer’s and the subsidiary guarantors’ ability to obtain funds from each other guarantor subsidiary in the form of a dividend or loan.

Condensed consolidating financial statements for the Parent, Issuer, guarantor subsidiaries and non-guarantor subsidiaries as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010, and 2009 are presented in the following tables. Information has been presented such that investments

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

in subsidiaries, if any, are accounted for under the equity method and the principal elimination entries eliminate the investments in subsidiaries and intercompany balances and transactions. Additionally, the guarantor and non-guarantor subsidiaries are presented on a combined basis.

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$77,805	$—	$1,014,033	$66,186	$—	$1,158,024
Accounts receivables, net	—	—	306,500	—	—	306,500
Amounts due from affiliated companies	1,551	—	299	46	(50)	1,846
Amount due from a shareholder	—	—	6	—	—	6
Intercompany receivables	49,889	7,822	59,500	171,217	(288,428)	—
Inventories	—	—	15,258	—	—	15,258
Prepaid expenses and other current assets	5,966	43	15,027	2,846	—	23,882

Total current assets	135,211	7,865	1,410,623	240,295	(288,478)	1,505,516

PROPERTY AND EQUIPMENT, NET	—	—	2,481,176	174,253	—	2,655,429
GAMING SUBCONCESSION, NET	—	—	599,505	—	—	599,505
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENT IN SUBSIDIARIES	3,415,113	2,599,928	4,114,259	381,420	(10,510,720)	—
ADVANCE TO ULTIMATE HOLDING COMPANY	—	—	—	56,140	(56,140)	—
LONG-TERM PREPAYMENT, DEPOSITS AND OTHER ASSETS	135	—	71,742	981	—	72,858
RESTRICTED CASH	364,807	—	—	—	—	364,807
DEFERRED TAX ASSETS	—	—	—	24	—	24
DEFERRED FINANCING COSTS	5,159	11,637	25,942	—	—	42,738
LAND USE RIGHTS, NET	—	—	408,630	534,338	—	942,968

TOTAL	$3,920,425	$2,619,430	$9,198,012	$1,387,451	$(10,855,338)	$6,269,980

LIABILITIES AND SHAREHOLDERS’
EQUITY
CURRENT LIABILITIES
Accounts payable	$—	$—	$12,023	$—	$—	$12,023
Accrued expenses and other current liabilities	8,317	8,046	519,114	53,242	—	588,719
Income tax payable	67	—	—	1,173	—	1,240
Intercompany payables	181,609	—	73,254	33,565	(288,428)	—
Amounts due to affiliated companies	52	—	1,032	103	(50)	1,137

Total current liabilities	190,045	8,046	605,423	88,083	(288,478)	603,119

LONG-TERM DEBT	718,085	593,166	1,014,729	—	—	2,325,980
OTHER LONG-TERM LIABILITIES	—	—	4,986	22,914	—	27,900
DEFERRED TAX LIABILITIES	—	—	16,900	53,128	—	70,028
ADVANCE FROM ULTIMATE
HOLDING COMPANY	—	—	1,066,119	341,934	(1,408,053)	—
LOAN FROM INTERMEDIATE HOLDING COMPANY	—	—	580,630	—	(580,630)	—
ADVANCE FROM IMMEDIATE HOLDING COMPANY	—	—	—	56,140	(56,140)	—
ADVANCE FROM A SUBSIDIARY	56,140	—	—	—	(56,140)	—
LAND USE RIGHTS PAYABLE	—	—	8,281	47,020	—	55,301
SHAREHOLDERS’ EQUITY
Total Melco Crown Entertainment Limited shareholders’ equity	2,956,155	2,018,218	5,900,944	778,232	(8,697,394)	2,956,155
Noncontrolling interests	—	—	—	—	231,497	231,497

TOTAL	$3,920,425	$2,619,430	$9,198,012	$1,387,451	$(10,855,338)	$6,269,980

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,198	$—	$410,767	$27,958	$—	$441,923
Restricted cash	—	—	167,286	—	—	167,286
Accounts receivable, net	—	—	259,521	—	—	259,521
Amounts due from affiliated companies	1,351	—	167	60	(50)	1,528
Intercompany receivables	77,682	8,099	32,198	174,481	(292,460)	—
Income tax receivable	198	—	—	—	—	198
Inventories	—	—	14,990	—	—	14,990
Prepaid expenses and other current assets	4,722	9	9,048	1,247	—	15,026

Total current assets	87,151	8,108	893,977	203,746	(292,510)	900,472

PROPERTY AND EQUIPMENT, NET	—	—	2,660,069	11,826	—	2,671,895
GAMING SUBCONCESSION, NET	—	—	656,742	—	—	656,742
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENTS IN SUBSIDIARIES	2,734,880	2,254,958	4,058,120	6,301	(9,054,259)	—
LONG-TERM PREPAYMENT,
DEPOSITS AND OTHER ASSETS	641	—	94,470	518	—	95,629
DEFERRED TAX ASSETS	—	—	—	25	—	25
DEFERRED FINANCING COSTS	—	13,452	31,935	—	—	45,387
LAND USE RIGHTS, NET	—	—	428,155	—	—	428,155

TOTAL	$2,822,672	$2,276,518	$8,909,603	$222,416	$(9,346,769)	$4,884,440

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$—	$—	$8,880	$—	$—	$8,880
Accrued expenses and other current liabilities	1,890	8,270	441,641	10,283	—	462,084
Income tax payable	—	—	—	934	—	934
Current portion of long-term debt	—	—	202,997	—	—	202,997
Intercompany payables	181,771	19	93,329	17,341	(292,460)	—
Amounts due to affiliated companies	137	—	510	76	(50)	673
Amounts due to shareholders	36	—	—	—	—	36

Total current liabilities	183,834	8,289	747,357	28,634	(292,510)	675,604

LONG-TERM DEBT	—	592,443	928,808	—	—	1,521,251
OTHER LONG-TERM LIABILITIES	—	—	6,476	20	—	6,496
DEFERRED TAX LIABILITIES	—	—	17,818	192	—	18,010
ADVANCE FROM ULTIMATE HOLDING COMPANY	—	—	1,047,648	11,254	(1,058,902)	—
LOAN FROM INTERMEDIATE HOLDING COMPANY	—	—	578,617	—	(578,617)	—
LOANS FROM SHAREHOLDERS	115,647	—	—	—	—	115,647
LAND USE RIGHT PAYABLE	—	—	24,241	—	—	24,241
SHAREHOLDERS’ EQUITY
Total shareholders’ equity	2,523,191	1,675,786	5,558,638	182,316	(7,416,740)	2,523,191

TOTAL	$2,822,672	$2,276,518	$8,909,603	$222,416	$(9,346,769)	$4,884,440

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the year ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$3,679,423	$—	$—	$3,679,423
Rooms	—	—	105,565	—	(2,556)	103,009
Food and beverage	—	—	68,409	—	(6,569)	61,840
Entertainment, retail and others	—	—	96,085	47	(9,965)	86,167

Gross revenues	—	—	3,949,482	47	(19,090)	3,930,439
Less: promotional allowances	—	—	(99,592)	—	—	(99,592)

Net revenues	—	—	3,849,890	47	(19,090)	3,830,847

OPERATING COSTS AND EXPENSES
Casino	—	—	(2,701,999)	—	3,018	(2,698,981)
Rooms	—	—	(18,631)	—	384	(18,247)
Food and beverage	—	—	(34,699)	—	505	(34,194)
Entertainment, retail and others	—	—	(71,151)	—	12,747	(58,404)
General and administrative	(19,474)	(182)	(216,640)	(61,162)	77,234	(220,224)
Pre-opening costs	—	—	(1,556)	(1,138)	4	(2,690)
Development costs	—	—	—	(1,110)	—	(1,110)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(19,525)	(14,876)	—	(34,401)
Depreciation and amortization	—	—	(257,414)	(1,810)	—	(259,224)
Property charges and others	(1,000)	—	(25)	—	—	(1,025)

Total operating costs and expenses	(20,474)	(182)	(3,378,877)	(80,096)	93,892	(3,385,737)

OPERATING (LOSS) INCOME	(20,474)	(182)	471,013	(80,049)	74,802	445,110

NON-OPERATING INCOME (EXPENSES)
Interest (expenses) income, net	(8,377)	1,290	(101,502)	(1,086)	—	(109,675)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	—	3,947	—	—	3,947
Other finance costs	(2,260)	(1,815)	(11,539)	—	—	(15,614)
Foreign exchange loss, net	(293)	—	(1,445)	(33)	—	(1,771)
Other income, net	14,812	182	—	63,472	(74,802)	3,664
Listing expenses	(8,950)	—	—	—	—	(8,950)
Loss on extinguishment of debt	—	—	(25,193)	—	—	(25,193)
Share of results of subsidiaries	320,809	332,536	(1)	—	(653,344)	—

Total non-operating income (expenses)	315,741	332,193	(140,043)	62,353	(728,146)	(157,902)

INCOME (LOSS) BEFORE INCOME TAX	295,267	332,011	330,970	(17,696)	(653,344)	287,208
INCOME TAX (EXPENSE) CREDIT	(611)	—	915	1,332	—	1,636

NET INCOME (LOSS)	294,656	332,011	331,885	(16,364)	(653,344)	288,844
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	—	—	—	5,812	5,812

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$294,656	$332,011	$331,885	$(16,364)	$(647,532)	$294,656

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the year ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$2,550,542	$—	$—	$2,550,542
Rooms	—	—	86,165	—	(2,447)	83,718
Food and beverage	—	—	61,738	—	(5,059)	56,679
Entertainment, retail and others	—	—	33,692	194	(1,207)	32,679

Gross revenues	—	—	2,732,137	194	(8,713)	2,723,618
Less: promotional allowances	—	—	(81,642)	—	—	(81,642)

Net revenues	—	—	2,650,495	194	(8,713)	2,641,976

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,951,336)	—	2,312	(1,949,024)
Rooms	—	—	(16,674)	—	542	(16,132)
Food and beverage	—	—	(33,263)	—	365	(32,898)
Entertainment, retail and others	—	—	(25,332)	—	5,556	(19,776)
General and administrative	(14,985)	(19)	(197,478)	(47,268)	59,920	(199,830)
Pre-opening costs	—	—	(18,972)	—	324	(18,648)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(19,522)	—	—	(19,522)
Depreciation and amortization	—	—	(234,427)	(1,879)	—	(236,306)
Property charges and others	—	—	(91)	—	—	(91)

Total operating costs and expenses	(14,985)	(19)	(2,554,332)	(49,147)	69,019	(2,549,464)

OPERATING (LOSS) INCOME	(14,985)	(19)	96,163	(48,953)	60,306	92,512

NON-OPERATING INCOME (EXPENSES)
Interest (expenses) income, net	(236)	759	(93,499)	23	—	(92,953)
Other finance costs	—	(1,134)	(9,357)	—	—	(10,491)
Foreign exchange (loss) gain, net	(41)	(179)	2,042	1,741	—	3,563
Other income, net	11,257	19	391	49,713	(60,306)	1,074
Costs associated with debt modification	—	—	(3,310)	—	—	(3,310)
Share of results of subsidiaries	(6,129)	(7,298)	(1)	—	13,428	—

Total non-operating income (expenses)	4,851	(7,833)	(103,734)	51,477	(46,878)	(102,117)

(LOSS) INCOME BEFORE INCOME TAX	(10,134)	(7,852)	(7,571)	2,524	13,428	(9,605)
INCOME TAX EXPENSES	(391)	—	(166)	(363)	—	(920)

NET (LOSS) INCOME	$(10,525)	$(7,852)	$(7,737)	$2,161	$13,428	$(10,525)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the year ended December 31, 2009

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$1,304,634	$—	$—	$1,304,634
Rooms	—	—	42,598	—	(1,383)	41,215
Food and beverage	—	—	29,450	—	(1,270)	28,180
Entertainment, retail and others	—	—	10,103	1	1,773	11,877

Gross revenues	—	—	1,386,785	1	(880)	1,385,906
Less: promotional allowances	—	—	(53,033)	—	—	(53,033)

Net revenues	—	—	1,333,752	1	(880)	1,332,873

OPERATING COSTS AND EXPENSES
Casino	—	—	(1,130,887)	—	585	(1,130,302)
Rooms	—	—	(6,402)	—	45	(6,357)
Food and beverage	—	—	(16,936)	—	83	(16,853)
Entertainment, retail and others	—	—	(4,283)	—	279	(4,004)
General and administrative	(21,089)	—	(122,884)	(22,584)	35,571	(130,986)
Pre-opening costs	—	—	(91,994)	(530)	642	(91,882)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(18,395)	—	—	(18,395)
Depreciation and amortization	—	—	(139,875)	(1,989)	—	(141,864)
Property charges and others	—	—	(4,185)	(2,855)	—	(7,040)

Total operating costs and expenses	(21,089)	—	(1,593,078)	(27,958)	37,205	(1,604,920)

OPERATING LOSS	(21,089)	—	(259,326)	(27,957)	36,325	(272,047)

NON-OPERATING (EXPENSES) INCOME
Interest (expenses) income, net	(119)	—	(31,208)	1	—	(31,326)
Other finance costs	—	—	(8,227)	—	—	(8,227)
Foreign exchange (loss) gain, net	(115)	—	711	(98)	(7)	491
Other income, net	15,127	—	303	23,404	(36,318)	2,516
Share of results of subsidiaries	(301,368)	(296,065)	(216)	—	597,649	—

Total non-operating (expenses) income	(286,475)	(296,065)	(38,637)	23,307	561,324	(36,546)

LOSS BEFORE INCOME TAX	(307,564)	(296,065)	(297,963)	(4,650)	597,649	(308,593)
INCOME TAX (EXPENSES) CREDIT	(897)	—	1,536	(507)	—	132

NET LOSS	$(308,461)	$(296,065)	$(296,427)	$(5,157)	$597,649	$(308,461)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	$(11,098)	$166	$741,867	$13,725	$—	$744,660

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(330,680)	—	—	—	330,680	—
Repayment of advance to a subsidiary	11,126	—	—	—	(11,126)	—
Amounts due from subsidiaries	(1,825)	—	—	—	1,825	—
Advance to ultimate holding company	—	—	—	(56,140)	56,140	—
Advance to a subsidiary	—	—	(56,140)	—	56,140	—
Acquisition of subsidiaries	—	—	—	(290,058)	—	(290,058)
Changes in restricted cash	(353,278)	—	167,286	—	—	(185,992)
Acquisition of property and equipment	—	—	(73,791)	(16,477)	—	(90,268)
Payment for land use right	—	—	(15,271)	—	—	(15,271)
Deposits for acquisition of property and equipment	—	—	(3,962)	—	—	(3,962)
Payment for entertainment production costs	—	—	(70)	—	—	(70)
Proceeds from sale of property and equipment	—	—	233	—	—	233

Net cash (used in) provided by investing activities	(674,657)	—	18,285	(362,675)	433,659	(585,388)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from ultimate holding company	—	—	—	330,680	(330,680)	—
Repayment of advance from ultimate holding company	—	—	(11,126)	—	11,126	—
Amount due to ultimate holding company	—	—	386	1,439	(1,825)	—
Advance from immediate holding company .	—	—	—	56,140	(56,140)	—
Advance from a subsidiary	56,140	—	—	—	(56,140)	—
Principal payments on long-term debt	—	—	(117,076)	—	—	(117,076)
Payment of deferred financing costs	(6,899)	(166)	(29,070)	—	—	(36,135)
Proceeds from long-term debt	706,556	—	—	—	—	706,556
Proceeds from exercise of share options	4,565	—	—	—	—	4,565

Net cash provided by (used in) financing activities	760,362	(166)	(156,886)	388,259	(433,659)	557,910

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	—	—	—	(1,081)	—	(1,081)

NET INCREASE IN CASH AND CASH EQUIVALENTS	74,607	—	603,266	38,228	—	716,101
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,198	—	410,767	27,958	—	441,923

CASH AND CASH EQUIVALENTS AT END OF YEAR	$77,805	$—	$1,014,033	$66,186	$—	$1,158,024

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$7,623	$(238)	$383,056	$11,514	$—	$401,955

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(25,777)	(577,441)	—	—	603,218	—
Amounts due from subsidiaries	(13,006)	—	—	—	13,006	—
Acquisition of property and equipment	—	—	(196,624)	(761)	—	(197,385)
Deposits for acquisition of property and equipment	—	—	(5,224)	—	—	(5,224)
Payment for entertainment production costs	—	—	(27,116)	—	—	(27,116)
Changes in restricted cash	—	—	65,799	3,338	—	69,137
Payment for land use right	—	—	(29,802)	—	—	(29,802)
Proceeds from sale of property and equipment	—	—	80	—	—	80

Net cash (used in) provided by investing activities	(38,783)	(577,441)	(192,887)	2,577	616,224	(190,310)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	(14,346)	(8,598)	—	—	(22,944)
Advance from ultimate holding company	—	—	25,777	—	(25,777)	—
Amount due to ultimate holding company	—	(1)	323	12,684	(13,006)	—
Advance from intermediate holding company	—	—	577,441	—	(577,441)	—
Proceeds from long-term debt	—	592,026	—	—	—	592,026
Principal payments on long-term debt	—	—	(551,402)	—	—	(551,402)

Net cash provided by financing activities	—	577,679	43,541	12,684	(616,224)	17,680

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(31,160)	—	233,710	26,775	—	229,325
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,358	—	177,057	1,183	—	212,598

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,198	$—	$410,767	$27,958	$—	$441,923

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2009

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(11,476)	$—	$(100,062)	$(719)	$—	$(112,257)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(1,023,370)	—	—	—	1,023,370	—
Amounts due from subsidiaries	522,661	—	—	—	(522,661)	—
Acquisition of property and equipment	—	—	(934,961)	(2,113)	—	(937,074)
Deposits for acquisition of property and equipment	—	—	(2,712)	—	—	(2,712)
Prepayment of entertainment production costs	—	—	(21,735)	—	—	(21,735)
Changes in restricted cash	—	—	(165,108)	(3,034)	—	(168,142)
Payment for land use right	—	—	(30,559)	—	—	(30,559)
Refund of deposit for acquisition of land interest	—	—	—	12,853	—	12,853
Proceeds from sale of property and equipment	—	—	3,729	1	—	3,730

Net cash (used in) provided by investing activities	(500,709)	—	(1,151,346)	7,707	500,709	(1,143,639)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	—	(870)	—	—	(870)
Advance from ultimate holding company	—	—	1,012,114	11,256	(1,023,370)	—
Amount due to ultimate holding company	—	—	(499,309)	(23,352)	522,661	—
Proceeds from issue of share capital	383,529	—	—	—	—	383,529
Proceeds from long-term debt	—	—	270,691	—	—	270,691

Net cash provided by (used in) financing activities	383,529	—	782,626	(12,096)	(500,709)	653,350

NET DECREASE IN CASH AND CASH EQUIVALENTS	(128,656)	—	(468,782)	(5,108)	—	(602,546)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	163,014	—	645,839	6,291	—	815,144

CASH AND CASH EQUIVALENTS AT END OF YEAR	$34,358	$—	$177,057	$1,183	$—	$212,598

Note

(1)	The guarantor subsidiaries column includes financial information of Melco Crown Gaming which is not 100% owned by the Parent

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2011	2010
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$77,805	$3,198
Amounts due from affiliated companies	1,551	1,351
Amounts due from subsidiaries	49,889	77,682
Income tax receivable	—	198
Prepaid expenses and other current assets	5,966	4,722

Total current assets	135,211	87,151

INVESTMENTS IN SUBSIDIARIES	3,415,113	2,734,880
LONG-TERM PREPAYMENT	135	641
RESTRICTED CASH	364,807	—
DEFERRED FINANCING COST	5,159	—

TOTAL	$3,920,425	$2,822,672

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$8,317	$1,890
Income tax payable	67	—
Amounts due to affiliated companies	52	137
Amounts due to subsidiaries	181,609	181,771
Amounts due to shareholders	—	36

Total current liabilities	190,045	183,834

LONG-TERM DEBT	718,085	—
ADVANCE FROM A SUBSIDIARY	56,140	—
LOANS FROM SHAREHOLDERS	—	115,647

SHAREHOLDERS' EQUITY

Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 and 2,500,000,000 shares as of December 31, 2011 and 2010 and issued – 1,653,101,002 and 1,605,658,111 shares as of December 31, 2011 and 2010, respectively)	16,531	16,056
Treasury shares, at US$0.01 par value per share (10,552,328 and 8,409,186 shares as of December 31, 2011 and 2010, respectively)	(106)	(84)
Additional paid-in capital	3,223,274	3,095,730
Accumulated other comprehensive losses	(1,034)	(11,345)
Accumulated losses	(282,510)	(577,166)

Total shareholders' equity	2,956,155	2,523,191

TOTAL	$3,920,425	$2,822,672

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2011	2010	2009
REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(19,474)	(14,985)	(21,089)
Property charges and others	(1,000)	—	—

Total operating expenses	(20,474)	(14,985)	(21,089)

OPERATING LOSS	(20,474)	(14,985)	(21,089)

NON-OPERATING INCOME (EXPENSES)
Interest income	3,683	6	96
Interest expenses, net of capitalized interest	(12,060)	(242)	(215)
Amortization of deferred financing cost	(2,260)	—	—
Foreign exchange loss, net	(293)	(41)	(115)
Other income, net	14,812	11,257	15,127
Listing expenses	(8,950)	—	—
Share of results of subsidiaries	320,809	(6,129)	(301,368)

Total non-operating income (expenses)	315,741	4,851	(286,475)

INCOME (LOSS) BEFORE INCOME TAX	295,267	(10,134)	(307,564)
INCOME TAX EXPENSE	(611)	(391)	(897)

NET INCOME (LOSS)	$294,656	$(10,525)	$(308,461)

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Total Shareholders' Equity	Comprehensive (Loss) Income
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2009	1,321,550,399	$13,216	(385,180)	$(4)	$2,689,257	$(35,685)	$(258,180)	$2,408,604
Net loss for the year	—	—	—	—	—	—	(308,461)	(308,461)	$(308,461)
Foreign currency translation adjustment	—	—	—	—	—	(11)	—	(11)	(11)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,662	—	6,662	6,662
Share-based compensation	—	—	—	—	11,807	—	—	11,807
Shares issued, net of offering expenses	263,155,335	2,631	—	—	380,898	—	—	383,529
Shares issued upon restricted shares vested	8,297,110	83	—	—	6,831	—	—	6,914
Shares issued for future vesting of restricted shares	2,614,706	26	(2,614,706)	(26)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	2,528,319	25	(25)	—	—	—

BALANCE AT DECEMBER 31, 2009	1,595,617,550	15,956	(471,567)	(5)	3,088,768	(29,034)	(566,641)	2,509,044	$(301,810)

Net loss for the year	—	—	—	—	—	—	(10,525)	(10,525)	$(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657	17,657
Share-based compensation	—	—	—	—	6,045	—	—	6,045
Shares issued upon restricted shares vested	1,254,920	12	—	—	(12)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,785,641	88	(8,785,641)	(88)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	43,737	1	(1)	—	—	—
Exercise of share options	—	—	804,285	8	930	—	—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)	2,523,191	$7,164

Net income for the year	—	—	—	—	—	—	294,656	294,656	$294,656
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	(149)	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	6,111	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	39	39
Reclassification to earnings upon discontinuance of hedge accounting	—	—	—	—	—	4,310	—	4,310	4,310
Share-based compensation	—	—	—	—	8,624	—	—	8,624
Shares issued upon restricted shares vested	310,575	3	—	—	(3)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	6,920,386	69	(6,920,386)	(69)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	941,648	9	(9)	—	—	—
Exercise of share options	—	—	3,835,596	38	3,912	—	—	3,950
Issuance of shares for conversion of shareholders' loans	40,211,930	403	—	—	115,020	—	—	115,423

BALANCE AT DECEMBER 31, 2011	1,653,101,002	$16,531	(10,552,328)	$(106)	$ 3,223,274	$(1,034)	$(282,510)	$2,956,155	$304,967

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$294,656	$(10,525)	$(308,461)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Share-based compensation	8,624	6,043	11,385
Amortization of deferred financing cost	2,260	—	—
Share of results of subsidiaries	(320,809)	6,129	301,368
Changes in operating assets and liabilities:
Amounts due from affiliated companies	(200)	(1,351)	—
Income tax receivable	265	—	—
Prepaid expenses and other current assets	(1,819)	8,821	(11,885)
Long-term prepayment	506	537	537
Accrued expenses and other current liabilities	5,907	(1,412)	(1,605)
Income tax payable	—	(585)	(909)
Amounts due to shareholders	(261)	14	(1,973)
Amounts due to affiliated companies	(85)	(1,483)	67
Amounts due to subsidiaries	(142)	1,435	—

Net cash (used in) provided by operating activities	(11,098)	7,623	(11,476)

CASH FLOWS FROM INVESTING ACTIVITIES
Change in restricted cash	(353,278)	—	—
Advances to subsidiaries	(330,680)	(25,777)	(1,023,370)
Repayment of advance to a subsidiary	11,126	—	—
Amounts due from subsidiaries	(1,825)	(13,006)	522,661

Net cash used in investing activities	(674,657)	(38,783)	(500,709)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing cost	(6,899)	—	—
Proceeds from long-term debt	706,556	—	—
Advance from a subsidiary	56,140	—	—
Proceeds from exercise of share options	4,565	—	—
Proceeds from issue of share capital	—	—	383,529

Net cash provided by financing activities	760,362	—	383,529

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	74,607	(31,160)	(128,656)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,198	34,358	163,014

CASH AND CASH EQUIVALENTS AT END OF YEAR	$77,805	$3,198	$34,358

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENTS SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENTS SCHEDULE 1

(In thousands of U.S. dollars, except share and per share data)

1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2011 and 2010, approximately $1,896,000 and $1,553,000, respectively of the restricted net assets were not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2011, 2010 and 2009.

2.	Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

3.	Long-term debt

The Company issued the RMB Bonds and obtained the Deposit-Linked Loan during the year ended December 31, 2011 as disclosed in Note 11 to the Group’s consolidated financial statements.

Scheduled maturities of the long-term debt of the Company as of December 31, 2011 are as follows:

Year ending December 31,
2012	$—
2013	718,085

$718,085