Form 20-F
period 2012-12-31
Melco Crown Entertainment LTD
filed 2013-04-18
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Desmond Wong Kar Pang, Director, Financial Compliance Tel +852 2598 3600, Fax +852 2537 3618

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

1,658,059,295 ordinary shares outstanding as of December 31, 2012

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

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•

“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011 between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of the acquisition of an aircraft;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments;

•	“China,” “mainland China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features a casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

•

“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•

“Crown” refers to Crown Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

•

“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

•	“Crown Entertainment Group Holdings” refers to Crown Entertainment Group Holdings Pty, Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown;

•

“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds and fully repaid in March 2013;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Exchange Notes” refers to approximately 99.96% of the Initial Notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the Securities Act of 1933;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;

•	“Initial Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013;

•	“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the People’s Republic of China;

•	“MCE Finance” refers to our wholly owned subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

•	“MCE Holdings Philippines” refers to our indirect subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines;

•	“MCE Holdings No.2” refers to our indirect subsidiary, MCE Holdings No.2 (Philippines) Corporation, a corporation incorporated in the Philippines;

•	“MCE Leisure Philippines” refers to our indirect subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines;

•	“MCE Philippines Investments” refers to our indirect subsidiary, MCE (Philippines) Investments Limited, a company incorporated under the laws of the British Virgin Islands;

•	“MCE Investments No.2” refers to MCE (Philippines) Investments No.2 Corporation, a corporation incorporated under the laws of the Philippines;

•	“MCE Transportation” refers to our subsidiary, MCE Transportation Limited (formerly known as MCE Designs and Brands Limited), a company incorporated under the laws of the British Virgin Islands;

•

“MCP” refers to Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation), the shares of which are listed on the Philippine Stock Exchange;

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

•

“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL Gaming (Macau) Limited”), a Macau company and the holder of our gaming subconcession;

•	“MPEL International” refers to our wholly owned subsidiary, MPEL International Limited, a Cayman Islands company with limited liability;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Melco;

•

“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

•

“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“our board” refers to the board of directors of our company or a duly constituted committee thereof;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•

“PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation that is now known as Consolidated Media Holdings Limited;

•	“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“Philippine Peso” refers to the legal currency of the Philippines;

•

“Philippines Project” refers to an integrated resort located within Entertainment City, Manila to be developed by MCE Leisure Philippines and the Philippine Parties which, when completed, is expected to be solely operated and managed by MCE Leisure Philippines;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•

“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our company on May 9, 2011 and fully redeemed on March 11, 2013;

•

“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC;

•	“2010 Senior Notes” refers to the Initial Notes and the Exchange Notes, collectively, which were fully redeemed on March 28, 2013;

•	“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•

“Studio City Developments” refers to our subsidiary, Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited), a Macau company in which we own 60% of the equity interest;

•

“Studio City Finance” refers to Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability, is also a wholly owned indirect subsidiary of SCI and the issuer of the Studio City Notes;

•	“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility;

•	“TWD” and “New Taiwan dollars” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we,” “us,” “our company,” “our” and “MCE” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and as of December 31, 2012 and 2011.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“gaming machine handle (volume)”	the total amount wagered in gaming machines

“gaming promoter” or “junket representative”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and slot machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip” or “traditional cash chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a slot machine or table game where the value of the jackpot increases as wagers are made; multiple slot machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional gaming machine operated by a single player and electronic multiple-player gaming machines

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room” or “VIP gaming area”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

“win percentage-gaming machines”	gaming machine win expressed as a percentage of gaming machine handle

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

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of Studio City;

•	our entering into new development and construction and new ventures in or outside of Macau, for example, in the Philippines;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and balance sheet data as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1.

The selected consolidated statement of operations data for the years ended December 31, 2009 and 2008 and the balance sheet data as of December 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues	$4,078,013	$3,830,847	$2,641,976	$1,332,873	$1,416,134
Total operating costs and expenses	$(3,570,921)	$(3,385,737)	$(2,549,464)	$(1,604,920)	$(1,414,960)
Operating income (loss)	$507,092	$445,110	$92,512	$(272,047)	$1,174
Net income (loss)	$398,672	$288,844	$(10,525)	$(308,461)	$(2,463)
Net loss attributable to noncontrolling interests	$18,531	$5,812	$—	$—	$—
Net income (loss) attributable to our company	$417,203	$294,656	$(10,525)	$(308,461)	$(2,463)
Net income (loss) attributable to our company per share
— Basic	$0.254	$0.184	$(0.007)	$(0.210)	$(0.002)
— Diluted	$0.252	$0.182	$(0.007)	$(0.210)	$(0.002)
Net income (loss) attributable to our company per ADS (1)
— Basic	$0.761	$0.551	$(0.020)	$(0.631)	$(0.006)
— Diluted	$0.755	$0.547	$(0.020)	$(0.631)	$(0.006)
Weighted average shares used in net income (loss) attributable to our company per share calculation
— Basic	1,645,346,902	1,604,213,324	1,595,552,022	1,465,974,019	1,320,946,942
— Diluted	1,658,262,996	1,616,854,682	1,595,552,022	1,465,974,019	1,320,946,942

	December 31,
	2012	2011	2010	2009	2008
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,709,209	$1,158,024	$441,923	$212,598	$815,144
Restricted cash	1,414,664	364,807	167,286	236,119	67,977
Total assets	7,947,466	6,269,980	4,884,440	4,862,845	4,495,442
Total current liabilities	1,721,666	603,119	675,604	521,643	447,289
Total debts (2)	3,194,864	2,325,980	1,839,931	1,798,879	1,529,195
Total liabilities	4,206,710	3,082,328	2,361,249	2,353,801	2,086,838
Noncontrolling interests	354,817	231,497	—	—	—
Total equity	3,740,756	3,187,652	2,523,191	2,509,044	2,408,604

(1)	Each ADS represents three ordinary shares.

(2)	Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

•

On June 1, 2009, City of Dreams opened and progressively added to its operations with the opening of Grand Hyatt Macau in the fourth quarter of 2009 and the opening of The House of Dancing Water in the third quarter of 2010.

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City.

•	On November 26, 2012, Studio City Finance issued the Studio City Notes.

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP.

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

The noon buying rate on December 31, 2012 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7507 to US$1.00. On April 5, 2013, the noon buying rate was HK$7.7650 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth the exchange rate as set forth in the statistical release of the Federal Reserve Board for and as of period ends indicated through April 5, 2013.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(H.K. dollar per US$1.00)
April 2013 (through April 5, 2013)	7.7650	7.7633	7.7650	7.7618
March 2013	7.7629	7.7592	7.7640	7.7551
February 2013	7.7546	7.7552	7.7580	7.7531
January 2013	7.7560	7.7530	7.7585	7.7503
December 2012	7.7507	7.7501	7.7518	7.7493
November 2012	7.7501	7.7505	7.7518	7.7493
October 2012	7.7494	7.7515	7.7549	7.7494
2012	7.7507	7.7569	7.7699	7.7493
2011	7.7663	7.7841	7.8087	7.7634
2010	7.7810	7.7692	7.8040	7.7501
2009	7.7536	7.7513	7.7618	7.7495
2008	7.7499	7.7814	7.8159	7.7497

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

This annual report on Form 20-F also contains translations of certain Renminbi and New Taiwan dollar amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 31, 2012 in New York City for cable transfers in RMB per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board, which was RMB6.2301 to US$1.00. Unless otherwise stated, all translations from New Taiwan dollars to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 31, 2012 in New York City for cable transfers in New Taiwan dollars per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board, which was TWD29.0500 to US$1.00. We make no representation that any RMB, TWD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or TWD, as the case may be, at any particular rate or at all. On April 5, 2013, the noon buying rate was RMB6.2005 to US$1.00 and TWD29.9500 to US$1.00.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business and Operations

We have a short operating history and significant projects in an early phase of development and therefore are subject to significant risks and uncertainties. Our short operating history may not serve as an adequate basis to judge our future operating results and prospects.

We have a short business operating history compared to our global competitors and there is limited historical information available about our company upon which you can base your evaluation of our business and prospects. In particular, City of Dreams, which contributed 71.6% of our total net revenues for the year ended December 31, 2012, commenced operations on June 1, 2009, and progressively added to its operations with the opening of Grand Hyatt Macau in the fourth quarter of 2009 and the opening of The House of Dancing Water in the third quarter of 2010. The City of Dreams site is still under ongoing development. Melco Crown Macau acquired its subconcession in September 2006 and previously did not have any direct experience operating casinos in Macau. In addition, we have significant projects, such as the Studio City project and the Philippines Project, which are in an early phase of development. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face given our limited experience operating gaming businesses in an intensely competitive market. Among other things, we have continuing obligations to satisfy and comply with conditions and covenants under our existing credit facilities so as to be able to continue to roll over existing revolving loans drawn down under the facilities and to maintain the facilities.

We may encounter risks and difficulties frequently experienced by companies with early stage operations, and those risks and difficulties may be heightened in a rapidly developing market such as the gaming market in Macau and by our expansion into a new market such as the Philippines. Some of the risks relate to our ability to:

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

We are primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. We acquired a 60% equity interest in SCI, the developer of Studio City, on July 27, 2011. Studio City remains in preliminary stages of development and has not yet been constructed. Among other things, we are still in the continuous process of:

•	procuring contractors and consultants for the construction and design, and seeking supply and services contracts for the development, of Studio City; and

•

obtaining applicable approvals and permits from the Macau government and other Macau authorities in relation to the construction, completion and operation of Studio City, some of which will only be granted nearer to the date of commencement of operations of Studio City.

Given that our operations are and will be conducted based on a small number of principal properties, we are and will be subject to greater risks than a gaming company with more operating properties due to the limited diversification of our businesses and sources of revenues.

All our current and future construction projects, including the next phase of City of Dreams, Studio City and the Philippines Project, will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

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

The occurrence of any of these development or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in the development of our projects, including the next phase of City of Dreams, Studio City and the Philippines Project, which could prevent or delay the opening of such projects.

We have certain projects under development or intended to be developed pursuant to our expansion plan, including the next phase of City of Dreams, Studio City and the Philippines Project. The completion of these projects is subject to a number of contingencies, such as those mentioned above in the risk factor on development and construction risks including, in particular, adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially adversely affect our business, financial condition and results of operations. We will also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates.

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

We have recently engaged a main construction contractor for the construction of the first phase of Studio City. Such main construction contractor may be unable to find suitable labor or subcontractors for the project or have insufficient financial resources to fund cost overruns for which it is contractually responsible, which may result in delays in completing the construction of the first phase of Studio City and subject us to other risks.

We have recently engaged a main construction contractor for the construction of the first phase of Studio City. However, no assurances can be given that our main construction contractor will be able to find subcontractors or qualified laborers for the construction. Based on industry practice, a significant amount of work under the main construction contract is expected to be bid out to subcontractors. If our main construction contractor is unable to bid out its work on favorable terms, or at all, or find qualified laborers or subcontractors with requisite experience and skills, it could incur significantly increased costs and require an adjustment to be made to its contract price in certain circumstances, which may, in turn, increase our costs.

Furthermore, we cannot assure you that our main construction contractor will have sufficient financial resources to fund any cost overruns for which they are responsible under the main construction contract. If our main construction contractor does not have the resources to meet its obligations or we are unable to obtain sufficient funds under the performance and payment bonds or other insurance posted by the contractors in a timely manner, we may incur increased costs for the construction of Studio City. This may require us to raise additional funding, which may not be available on satisfactory terms or at all. Any such additional funding, if available, may not be permitted under the Studio City Project Facility or the Studio City Notes and may require us to obtain consents or waivers from the lenders under the Studio City Project Facility and/or the holders of the Studio City Notes.

In addition, no assurances can be given that our main construction contractor and its subcontractors will perform their obligations under their contracts or contractual warranties of work. If the opening of the first phase of Studio City is delayed or does not occur due to any of the above or other factors, it could materially adversely affect our construction and development plan, plan of operations, business and prospects, financial condition and cash flows.

Studio City project remains in preliminary stages of development and is subject to certain factors that could cause delays in opening of the first phase of Studio City and materially adversely affect our business, financial condition and prospects.

While the initial site preparation for the first phase of Studio City has been substantially completed, additional site preparation work for the updated design has re-commenced in the third quarter of 2012. The first phase of Studio City is currently targeted to open by mid-2015, subject to receipt of all necessary government approvals and financing. If we are unable to enter into construction contracts on terms satisfactory to us or obtain all necessary government approvals and financing, we may not be able to complete construction by the estimated construction period, or at all, and all or a portion of our investment to date could be lost, resulting in an impairment charge. If we are unable to enter into satisfactory construction contracts, or are unable to closely control the construction costs and timetables, for the development of the first phase of Studio City, our business, financial condition and prospects may be materially and adversely affected.

In addition, our subsidiary, Studio City Developments, is still in the process of selecting and appointing architectural, design and interior design consultants to design various areas of the first phase of Studio City. Once appointed, our Studio City project team will manage these consultants and design products developed by such consultants will be provided to construction contractors, including the main construction contractor, to be further developed for construction purposes. No assurances can be given that these consultants will deliver their design products in accordance with the standards required under their design contracts or in a timely manner as such design products are needed by construction contractors for construction purposes. In the event that there is any defect in such design products, we may need to engage additional consultants to rectify such defect. Furthermore, while our Studio City project team has experience managing relationships between design consultants and construction contractors, we cannot provide any assurance that we will be able to successfully manage any interface issues arising from such relationships. Our construction and development program could be adversely affected by such interface issues. The failure of design consultants or construction contractors to complete their work on time could potentially cause us to incur additional costs and delay opening of the first phase of Studio City, which could, in turn, materially adversely affect our business, financial condition and prospects.

Construction is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large scale properties such as Studio City and the Philippines Project can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. In 2007, there was a fatality on the Studio City site. As a result, the Studio City site was stopped for several days to allow for safety inspections and investigations. We believe that our contractors will take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If further accidents occur during the construction of the next phase of City of Dream and Studio City, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We are developing the Studio City project under the terms of a land concession contract which requires us to fully develop the Studio City site by July 24, 2018. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in the Studio City site, along with our interest in the Studio City project.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years, with extensions of 10 years thereafter. Land concessions further stipulate a period within which the development of the land must be completed. In accordance with the Studio City land concession contract, the Studio City site must be fully developed by July 24, 2018. While the first phase of the Studio City project is expected to be completed by mid-2015, we must complete the remaining phase of Studio City by July 24, 2018 in order to comply with the terms of the Studio City land concession contract. Currently, our plan for the remaining phase is preliminary and under review. In the event that additional time is required to complete such remaining phase of Studio City, we will have to apply for an extension of the development period. While the Macau government may grant such extension if we meet certain requirements and the application for extension is made in accordance with the relevant rules and regulations, there can be no assurances that the Macau government will grant us the necessary extension of the development period or not exercise its right to terminate the Studio City land concession. In the event that no extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in the Studio City project and may not be able to operate the Studio City project as planned, which will materially adversely affect our business and prospects, results of operations and financial condition.

The Philippines Project is located in an area within the city of Manila which is currently being developed and subject to certain deficiencies in transportation infrastructure.

Our Philippines Project is located in Entertainment City, Manila, an area within the city of Manila, which is currently in a preliminary stage of development. Other than Solaire, there are currently no other integrated tourism resorts which have begun operations in Entertainment City, Manila. It is unlikely that Manila’s existing transportation infrastructure is capable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to large-scale integrated resorts in Entertainment City, such the Philippines Project. Although the Philippine government is currently examining viable alternatives to ease traffic congestion in Manila, including construction of new highways and expressways, there is no guarantee that these measures will succeed or that they will sufficiently alleviate traffic congestion or other deficiencies in Manila’s transportation infrastructure. Traffic congestion and other problems in Manila’s transportation infrastructure could adversely affect tourism industry in the Philippines and reduce the number of potential visitors to the Philippines Project, which could, in turn, adversely affect our business and prospects, financial condition and results of our operations.

The Philippines Project is in a developmental phase and subject to certain factors that could cause delays for the Philippines Project and materially adversely affect our business, financial condition and prospects.

The Philippines Project is in a developmental phase and will not generate any revenue until its opening. While our Philippines subsidiary has entered into certain preliminary contracts for site office set-up, gaming design and other preliminary fit-out work, other definitive contracts necessary for the fit-out and development of our Philippines Project are being negotiated and have not yet been executed. We face the risk that qualified contractors, subcontractors and suppliers for the Philippines Project may not be available and all necessary government approvals for the Philippines Project may not be obtained. There can be no assurance that our Philippines subsidiary will be able to enter into definitive contracts with contractors with sufficient skill, financial resources and experience on commercially reasonable terms, or at all. In addition, the final design and development plan, funding costs and the availability of financing for the Philippines Project are subject to prevailing market conditions and other variables that are not within our control. All these factors could cause delays for the Philippines Project which could, in turn, adversely affect our business, financial condition and prospects.

The Philippines Project is located in the Philippines and subject to certain economic, political and social risks and uncertainties.

The Philippines Project is located in the Philippines and certain economic, political and social risks within the Philippines. The Philippines has from time to time experienced severe political and social instability, including acts of political violence. In December 2011, the Philippine House of Representatives initiated impeachment proceedings against Renata Corona, Chief Justice of the Supreme Court of the Philippines alleging that the Chief Justice improperly issued decisions that favored former President Arroyo as well as failure to disclosure certain properties in violation of rules applicable to all public employees and officials. These proceedings remain on-going. There is no guarantee that future events will not cause political instability in the Philippines. Any future political or social instability in the Philippines could adversely affect the business operations and financial conditions of the Philippines Project.

Economic instability could also have a negative effect on the commercial viability of our Philippines Project. Demand for and the prices of gaming and entertainment products are directly influenced by economic conditions in the Philippines, including growth levels, interest rates, inflation, levels of business activity and consumption and the amount of remittances received from overseas Filipino workers. There is also no assurance that the Philippines, China and other countries in Asia will not experience future economic downturns. Any deterioration in economic and political conditions in the Philippines or elsewhere in Asia could materially and adversely affect our company’s business in the Philippines, as well as the prospects, financial condition and results of our operations in the Philippines.

Our business in the Philippines will also depend substantially on revenues from foreign visitors and may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippines operations will not be protracted, that our Philippines Project will not suffer any damages and that any such damage will be completely covered by insurance or at all. Any of these occurrences may disrupt our operations in the Philippines.

The gaming industry in the Philippines is highly regulated and competition is fierce.

The gaming industry in the Philippines is highly regulated. Our ability to operate a gaming business in the Philippines is dependent on the validity of our gaming license which contains a number of on-going compliance obligations including periodic approvals from and reports to the regulator PAGCOR. Amongst other things, PAGCOR may in its sole discretion refuse to approve any such proposals by the licensees and could also exert significant control over the operational aspects of our Philippines Project such as our human resource policies particularly with respect to the qualifications and salary levels for gaming employees. Such measures could adversely affect our business, financial condition and results of operations in the Philippines.

The hotel, resort and gaming businesses are highly competitive. The competitors of our business in the Philippines internationally and within the Philippines include many of the largest gaming, hospitality, leisure and resort companies in the world.

In the Philippine gaming market, we will be competing with hotels and resorts owned by both Philippine nationals and foreigners. PAGCOR, an entity owned and controlled by the government of Philippines, also operates gaming facilities across the Philippines. We expect our operations in the Philippines to target similar pools of customers and tourists as, and therefore face competition from, gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to our Philippines Project and to promote Manila as a gaming destination.

Any simultaneous planning, design, construction and development of the next phase of City of Dreams, Studio City and the Philippines Project may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

We expect some portions of the planning, design and construction of the next phase of City of Dreams, the development of Studio City and the fit-out work for the Philippines Project to proceed simultaneously. There may be overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects. Members of our senior management will be involved in planning and developing both projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to our development and construction projects, as well as our operating properties, and that may delay the construction or opening of one or both of our projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau market possessed by members of our senior management team. The loss of the services of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau. In addition, we do not currently carry key person insurance on any members of our senior management team.

The success of our business may depend on our ability to attract and retain adequate qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

The pool of experienced gaming and other skilled and unskilled personnel in Macau and the Philippines is limited. Many of our new personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements or are required to possess other skills for which substantial training and experience are needed. Moreover, competition to recruit and retain qualified gaming and other personnel is expected to continue, as well as our demand for qualified personnel. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers, croupiers and supervisors.

We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business. Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited for construction works shall have to be at least 1:1, unless otherwise authorized by the Macau government. This could have a material adverse effect on our ability to complete future works on our properties, for example, Studio City, or the next phase of development at City of Dreams. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment industries, this could have a materially adverse effect on the operation of our properties.

Furthermore, the Macau government enacted legislation, which came into effect on November 1, 2012, under which the minimum age required for entrance into casinos in Macau was raised from 18 to 21 years of age. The legislation did not affect the employees under 21 years of age who were already employed when the new law came into effect and had maintained their positions. In addition, the director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos, after considering their special technical qualifications. Notwithstanding such provisions, however, the implementation of this law could adversely affect Melco Crown Macau’s ability to engage sufficient staff for the operation of our casinos and have a material adverse effect on our future operations.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we plan to maintain various types of insurance coverage as customary in the Philippine gaming industry. Such coverage includes property damage, business interruption and general liability. We also maintain certain liability insurance coverage as customary in the pharmaceutical industry, in respect of MCP’s previous business in that industry. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium cost, terms, conditions and limits upon policy renewals. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.

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

There is limited available insurance in Macau and our insurers in Macau may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, Melco Crown Macau’s subconcession contract (the “Subconcession Contract”) and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau unless otherwise authorized by the Macau government. Failure to maintain adequate coverage could be an event of default under our credit agreements or the Subconcession Contract and have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

•

changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations, particularly exchange control regulations, regulations relating to repatriation of capital or measures to control inflation;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the rate or method of taxation.

Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession may be subject to renegotiations with the Macau government in the future, including amounts we will be obligated to pay the Macau government in order to continue operations. Melco Crown Macau’s obligations to make certain payments to the Macau government under the terms of its subconcession include a fixed annual premium per year and a variable premium depending on the number and type of gaming tables and gaming machines that we operate. The results of any renegotiations could have a material adverse effect on our results of operations and financial condition.

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

We are exposed to certain risks in respect of the industry and business activities that MCP operated in prior to our acquisition.

Prior to our acquisition of the majority share interest in MCP, it was primarily engaged in the manufacturing and processing of pharmaceutical products. The pharmaceuticals industry is subject to strict regulation in the Philippines and abroad, particularly with respect to, among others, product liability for defective pharmaceutical products. There can be no assurance that we will not be involved in, or subject to claims, allegations or suits with respect to, MCP’s previous activities in the pharmaceutical industry, which may not be covered by any related insurance policies or indemnity fully or at all. Any such claims, allegations or suits could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Because we currently depend upon our properties in Macau for all of our cash flow, we will be subject to greater risks than a gaming company that operates in more than one market.

We are and will be primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. Following construction and commencement of operations, Studio City and the Philippines Project will also contribute to cash flows. Our current operations are and are expected to be, in the near term, conducted only at properties in Macau, so we will be subject to greater risks than a gaming company with operating properties in several markets. These risks include:

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

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of February 15, 2013, the WHO has confirmed a total of 367 fatalities in a total number of 620 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so there can be no assurance that an effective vaccine can be discovered or commercially manufactured in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.

The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained. There can be no assurance that an outbreak of avian flu, SARS, H1N1 (swine flu) or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks, will not seriously interrupt our gaming operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

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

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar or Pataca, and other risks related to foreign exchange and currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. However, our expenses will be denominated predominantly in Patacas. We also have subsidiaries, branch offices and assets in various countries, including the Philippines and Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, after giving effect to the issuance of the 2010 Senior Notes, 2013 Senior Notes and Studio City Notes, and certain expenses, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged within a narrow range to the U.S. dollar and the Pataca is in turn pegged to the H.K. dollar and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollars or Patacas to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2012 and 2011. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

We may undertake mergers, acquisitions or strategic transactions that could result in operating difficulties and distraction from our current business and subject us to regulatory and legal inquiries and proceedings.

We have made, and may in the future make, acquisitions and investments in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding acquisitions or investments in such companies or projects. We may, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings in connection with such acquisitions and investments in companies or projects. In addition, if we acquire or invest in another company or project, the integration process following the completion of such acquisition may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities and adversely affect our business, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.

We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability and financial condition.

We are, and may be in the future, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal and regulatory proceedings and investigations which we or our affiliates may be a party to from time to time, or which could develop in the future. Our reputation may be adversely affected by our involvement or the involvement of our affiliates in litigation and regulatory proceedings. In addition, we and our affiliates operate in a number of jurisdictions in which regulatory and government authorities have a wide discretion to take procedural actions in support of their investigations and regulatory proceedings, including seizures and freezing of assets and other properties that are perceived to be connected or related to such investigations or regulatory proceedings. Given such wide discretion, regulatory or government authorities may take procedural actions that may affect our assets and properties in connection with any investigation or legal or regulatory proceeding involving us or any of our affiliates, which may materially affect our business, financial condition or results of operations.

In addition, if we are unsuccessful in defending one of our subsidiary against certain claims alleging that it received misappropriated or misapplied funds, this may require further improvements to our existing anti-money laundering procedures, systems and controls and our business operations may be subject to greater scrutiny from relevant regulatory authorities, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Litigation and regulatory proceedings and investigation are inherently unpredictable and our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

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

Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. As of December 31, 2012, we had agreements in place with approximately 107 gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies we may therefore need to offer better terms of business to gaming promoters, including extensions of credit, which may increase our overall credit exposure. If our gaming promoters are not able to maintain relationships with patrons, our ability to maintain or grow casino revenues may be adversely affected.

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

The reputation and integrity of the parties with whom we engage in business activities, in particular those who are engaged in gaming related activities, such as gaming promoters, and developers and hotel operators that do not hold concessions or subconcessions and with which we have or may enter into services agreements, are important to our own reputation and to Melco Crown Macau’s ability to continue to operate in compliance with its subconcession. Under Macau Law no. 16/2001, or the Macau Gaming Law, Melco Crown Macau has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If we were to deal with any party whose probity was in doubt, this may reflect negatively on our own probity when assessed by the gaming regulators. Also, if a party associated with us falls below the gaming regulators’ suitability standards, we and our shareholders may suffer harm to our and the shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators with authority over our operations.

In particular, the reputations of the gaming promoters we deal with are important to our own reputation and Melco Crown Macau’s ability to continue to operate in compliance with its subconcession. While we endeavor to ensure high standards of probity and integrity in the gaming promoters with whom we are associated, we cannot assure you that the gaming promoters with whom we are associated will always maintain such high standards. If we were to deal with a gaming promoter whose probity was in doubt or who failed to operate in compliance with Macau law consistently, this may be considered by regulators or investors to reflect negatively on our own probity and compliance records. If a gaming promoter falls below our standards of probity, integrity and legal compliance, we and our shareholders may suffer harm to our or their reputation, as well as worsened relationships with, and possibly sanctions from, gaming and other regulators with authority over our operations or us.

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

The possible infringement of key intellectual property to be used in our business, the dissemination of proprietary information used in our business or the infringement or alleged infringement of intellectual property rights belonging to third parties could adversely affect our business.

Our branding and marketing strategy for Studio City has not been finalized and remains subject to change and further internal review. Once such strategy is finalized, we intend to own or obtain licenses for brands, trademarks and other key intellectual property to be used in our business. We intend to take steps to safeguard this intellectual property from infringement by third parties, such as prosecuting trademark and copyright violations, if and when necessary, and having our employees and/or employees of Melco Crown Macau or its affiliates or its designees that have access to the customer database sign confidentiality agreements. Despite such measures, we cannot assure you that we will be successful in defending against the infringement of intellectual property to be used in our business or that any proprietary information to be used in our business will not be disseminated to our competitors, which could have an adverse effect on our future results of operations.

We face the potential risk of claims that we have infringed intellectual property rights of third parties, which could be expensive and time-consuming to defend, cause us to cease using certain intellectual property rights or selling certain products or services, result in their being required to pay significant damages or to enter into costly royalty or licensing agreements, which may not be available at all, in order to obtain the right to use intellectual property rights of a third party, any of which could have a negative impact on the development and operations of Studio City and harm our business and future prospects. Furthermore, if litigation were to result from such claims, our business could be interrupted and our financial condition may be adversely affected.

While our branding strategy has not yet been finalized, we have registered a number of trademarks in Macau and Hong Kong (including the “Where Cotai Begins” trademark), which may ultimately be used as a component of our branding strategy. Where possible, we intend to continue to register trademarks as we develop, review and implement our branding strategy for Studio City. However, our current and any future trademarks are subject to expiration and we cannot guarantee that we will be able to renew all of them upon expiration. Our inability to renew the registration of certain trademarks and the loss of such trademarks could have an adverse effect on our business and prospects, financial condition, results of operations and cash flows.

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

The hotel, resort and casino businesses are highly competitive. Our competitors in Macau and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources and greater access to capital to support their developments and operations in Macau and elsewhere. In particular, some of our competitors have announced intentions for further expansion and developments in Cotai, where City of Dreams is, and Studio City will be, located. For example, Galaxy opened Galaxy Macau Resort in Cotai in May 2011 and Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened Sands Cotai Central in Cotai in April 2012. Galaxy, Wynn Macau, MGM Grand Paradise, SJM and Venetian Macau have each announced plans, and in some cases, begun the construction, to build additional projects in Cotai. See “Item 4. Information on the Company – B. Business Overview — Market and Competition.”

We also compete to some extent with casinos located in other countries, such as Malaysia, Singapore, North Korea, South Korea, the Philippines, Cambodia, Australia, New Zealand, Vietnam and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Japan, Taiwan and Thailand may in the future legalize casino gaming. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Currently, Macau is the only region in Greater China offering legal casino gaming. Although the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of mainland China that are operated illegally and without licenses. Competition from illegal casinos in mainland China could adversely affect our business, financial condition, results of operations and prospects.

Our regional competitors also include Crown’s Crown Melbourne in Melbourne, Australia and Crown Perth in Perth, Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”

The Macau government could grant additional rights to conduct gaming in the future, which could significantly increase competition in Macau and cause us to lose or be unable to gain market share.

Melco Crown Macau is one of six companies authorized by the Macau government to operate gaming activities in Macau. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. The Macau government has announced that until further assessment of the economic situation in Macau there will not be any increase in the number of concessions or subconcessions. However, the policies and laws of the Macau government could change and the Macau government could grant additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon the gaming operations in the Altira Macau casino, the City of Dreams casinos, the Mocha Clubs and other future projects including our Studio City project and any other locations we may operate from time to time. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful.

Also, the Macau government recently approved smoking control legislation, which has prohibited smoking in casinos since January 1, 2013. The legislation, however, permits casinos to maintain designated smoking areas of up to 50% of the areas opened to the public, which must comply with the conditions set out in a Dispatch of the Chief Executive, which came into effect on November 1, 2012. On December 30, 2012, the Chief Executive of the Macau SAR authorized the setting of designated smoking areas in thirteen gaming venues being operated by Melco Crown Macau including Altira Macau, City of Dreams, and various Mocha Clubs. Each of the designated smoking areas represents less than 50% of the areas opened to the public.

The implementation of such legislation may deter potential gaming patrons who are smokers from frequenting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

On August 20, 2012, the Macau government enacted legislation, which came into effect on November 1, 2012, under which the minimum age required for entrance into casinos in Macau was raised from 18 to 21 years of age. The legislation did not affect the employees under 21 years of age who were already employed when the new law came into effect and had maintained their positions. In addition, the director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos after considering their special technical qualifications.

According to the DICJ, the number of gaming tables in Macau as of December 31, 2012, was 5,485. In March 2010, the Macau government announced that the number of gaming tables operating in Macau may not exceed 5,500, until the end of the first quarter of 2013. On September 19, 2011, the Secretary for Economy and Finance of the Macau government announced that for a period of 10 years thereafter, the total number of gaming tables to be authorized in Macau will be limited to an average annual increase of 3%. This restriction may adversely affect the future expansion of our business. The Macau government has further stated that the allocation of tables over this ten year period does not need to be uniform and tables may be pre-allocated to new properties in Macau. These restrictions are not legislated or enacted into statutes or ordinances and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities.

Also, the Macau government enacted an Administrative Regulation which came into effect on November 27, 2012, pursuant to which slot machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, the Macau government should take the necessary measures to enable existing slot lounges to comply with the applicable requirements until November 27, 2013. We have been requested by the Macau government to close three of our Mocha Clubs, namely, Mocha Lan Kwai Fong, Mocha Marina Plaza and Mocha Hotel Taipa Best Western, by November 26, 2013 in compliance with this regulation. Melco Crown Macau intends to comply with such request and instruction as well as any other request or instruction by the Macau government in this respect and promptly identify suitable locations for the relevant Mocha Clubs to be relocated, in compliance with the regulation. Moreover, this regulation may limit our ability to find new sites in the future.

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

Our activities in Macau are subject to administrative review and approval by various agencies of the Macau government. For example, our activities are subject to the administrative review and approval by the

DICJ, the Health Bureau, the Labor Affairs Bureau, the Land, Public Works and Transport Bureau, Fire Department, the Finance Department and the Macau Government Tourism Office. We cannot assure you that we will be able to obtain all necessary approvals, which may materially affect our business and operations. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau is revocation of the subconcession. Under the subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by Melco Crown Macau with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, Melco Crown Macau would be unable to operate casino gaming in Macau. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, please see “Item 4. Information on the Company — B. Business Overview — Regulations — The Subconcession — The Subconcession Contract.” These events could lead to the termination of Melco Crown Macau’s subconcession without compensation to Melco Crown Macau. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation.

Based on information from the Macau government, proposed amendments to the legislation with regard to reversion of casino premises are being considered. We expect that if such amendments take effect, on the expiry or any termination of Melco Crown Macau’s subconcession, unless Melco Crown Macau’s subconcession were extended, only that portion of casino premises within our developments as then designated with the approval of the Macau government, including all gaming equipment, would revert to the Macau government automatically without compensation to us. Until such amendments come into effect, all of our casino premises and gaming equipment would revert automatically without compensation to us.

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

Under Melco Crown Macau’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and to make various other decisions and determinations that may be binding on us. For example, the Chief Executive of the Macau SAR has the right to require that we increase Melco Crown Macau’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries in any amount determined by the Macau government to be necessary. Melco Crown Macau is limited in its ability to raise additional capital by the need to first obtain the approval of the Macau governmental authorities before raising certain debt or equity. Melco Crown Macau’s ability to incur debt or raise equity may also be restricted by our existing and any future loan facilities. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

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

Melco Crown Macau’s failure to comply with the terms of its subconcession in a manner satisfactory to the Macau government could result in the termination of its subconcession. We cannot assure you that Melco Crown Macau would always be able to operate gaming activities in a manner satisfactory to the Macau government. The loss of its subconcession would prohibit Melco Crown Macau from conducting gaming operations in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects.

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

Melco Crown Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.

The Subconcession Contract expires on June 26, 2022. Unless it is extended beyond this date or legislation on reversion of casino premises is amended, all of our casino premises and gaming related equipment under Melco Crown Macau’s subconcession will automatically be transferred to the Macau government without compensation and we will cease to generate revenues from such operations. Under the Subconcession Contract, beginning in 2017, the Macau government has the right to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that Melco Crown Macau would be able to renew or extend the Subconcession Contract on terms favorable to us, or at all. We also cannot assure you that if Melco Crown Macau’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

Melco Crown Macau’s tax exemption from complementary tax on income from gaming operations under the subconcession tax will expire in 2016, and we may not be able to extend it.

Companies in Macau are subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws, and gaming revenues are subject to a 35% special gaming tax as well as other levies of 4% under the subconcession contract. The other levies are subject to change on renegotiation of the subconcession contract and as a result of any change in relevant laws. The Macau government granted to Melco Crown Macau the benefit of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011 and the exemption has been extended for five years from 2012 to 2016. However, we cannot assure you that it will be extended beyond the expiration date.

Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.

A significant number of our gaming customers come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties from mainland China. Since mid-2003, under the Individual Visit Scheme, or IVS, mainland Chinese citizens from certain cities have been able to travel to Macau on an individual visa application basis, and did not need to join a tour group which they would have otherwise been required to. In mid-2008, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In addition, in May 2009, China placed certain restrictions on the operations of “below-cost” tour groups that involve low up-front payments and compulsory shopping. It is not known when, or if, policies similar to those implemented previously restricting visitation by mainland Chinese citizens to Macau and Hong Kong, will be put in place and visa policies may be adjusted, without notice, in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.

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

Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. Any serious incident of or repeated violation of laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession. For more information regarding Macau’s anti-money laundering regulations, see “Item 4. Information on the Company — B. Business Overview — Regulations — Anti-Money Laundering Regulations in Macau.”

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

Melco and Crown together own a substantial majority of our outstanding shares, with each beneficially holding approximately 33.65% of our outstanding shares as of April 5, 2013. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our company under which each agrees to, among other things, vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Crown and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders.

Business conducted by a collaboration of different corporate groups involves certain risks.

Melco and Crown are our controlling shareholders, with each holding approximately 33.65% of our total shares issued and outstanding as of April 5, 2013. With Melco and Crown being our controlling shareholders, there are special risks associated with the possibility that Melco and Crown may: (i) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (ii) have operations and projects elsewhere in Asia that compete with our businesses in Macau and for available resources and management attention within the joint venture group; (iii) take actions contrary to our policies or objectives; (iv) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (v) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

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

Changes in our share ownership, including a change of control of our shares owned collectively by Melco and Crown, could result in our inability to draw loans or cause events of default under our indebtedness, or could require MCE Finance to make an offer to repurchase the 2013 Senior Notes.

The credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, or the 2011 Credit Facilities, include provisions under which we may suffer an event of default or incur an obligation to prepay the facility in full upon the occurrence of a change of control with respect to Melco Crown Macau, or a decline in the aggregate indirect holdings of Melco Crown Macau shares by Melco and Crown, below certain thresholds which is accompanied by a ratings decline. Under the terms of the 2013 Senior Notes, a change of control in connection with a decrease of the indirect holdings of Melco Crown Macau shares by Melco and Crown below certain thresholds accompanied by a ratings decline will trigger a change of control, which would require MCE Finance to offer to repurchase the 2013 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the date of redemption. Any occurrence of these events could be outside our control and could result in defaults and cross-defaults which cause the termination and acceleration of up to all of our credit facilities, the 2013 Senior Notes and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

Crown’s investment in our company is subject to regulatory review in several jurisdictions and if regulators in those jurisdictions were to find that we, Crown or Melco failed to comply with certain regulatory requirements and standards, Crown may be required to withdraw from the joint venture.

Crown wholly owns and operates Crown Melbourne in Melbourne, Australia and Crown Perth in Perth, Australia. Crown also fully owns and operates the Aspinalls Club in London. In addition, Crown owns a portfolio of gaming investments that have been accumulated to complement Crown’s existing core business.

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

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness, including the following outstanding indebtedness:

•	approximately US$1.2 billion under the 2011 Credit Facilities;

•	US$825.0 million from Studio City Finance’s sale of Studio City Notes;

•	US$1.0 billion from MCE Finance’s sale of the 2013 Senior Notes;

•	approximately HK$10.9 billion (equivalent to approximately US$1.4 billion) under Studio City Project Facility;

•	financing for a significant portion of the costs of developing the next phase at the City of Dreams site and Studio City, in an amount which is as yet undetermined.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

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

We have in the past funded our capital investment projects through, among others, cash generated from our operations, credit facilities and the issuance of the 2010 Senior Notes, RMB Bonds and Studio City Notes. We will require additional funding in the future for our capital investment projects, including Studio City, which we may raise through external financing. External debt or equity financing by us may require the approval of or communication to the Macau government, and may be subject to, among others, the terms of credit facilities, 2013 Senior Notes and Studio City Notes. In addition, our ability to obtain debt or equity financing on acceptable terms, depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. As a result, we cannot assure you that we will be able to obtain sufficient funding from external sources as required on terms satisfactory to us, or at all, to finance future capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated debt obligations, including our credit facilities, the 2013 Senior Notes and Studio City Notes, to refinance and to fund working capital needs, planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control, including:

•	our future operating performance;

•	the demand for services that we provide;

•	general economic conditions and economic conditions affecting Macau or the gaming industry in particular;

•	our ability to hire and retain employees and management at a reasonable cost;

•	competition; and

•	legislative and regulatory factors affecting our operations and business.

We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations or our other liquidity needs, in which case, we may have to seek additional borrowings or undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive, any of which could have a material adverse effect on our operations. Our ability to incur additional borrowings or refinance our indebtedness, including our credit facilities, the 2013 Senior Notes and Studio City Notes, will depend on the condition of the financing and capital markets, our financial condition at such time and potentially governmental approval. We cannot assure you that any additional borrowing, refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect, including the indentures governing the 2013 Senior Notes and Studio City Notes. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations or other liquidity needs, or to refinance our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the indenture governing the 2013 Senior Notes, there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt obligations and other agreements, or the indenture governing 2013 Senior Notes, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing the 2013 Senior Notes, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of debt or result in a default under our other debt agreements, including the indenture governing the 2013 Senior Notes. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

The terms of the 2011 Credit Facilities may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The 2011 Credit Facilities and associated facility and security documents that Melco Crown Macau has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Macau and certain of our subsidiaries, or the Borrowing Group, and therefore, effectively, on us. The covenants in the 2011 Credit Facilities restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	sell, transfer or dispose of assets;

•	make certain investments;

•

make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	make payments for fees or goods and services to our controlling shareholders, unless on normal commercial terms;

•	vary Melco Crown Macau’s Subconcession Contract or the Borrowing Group’s land concessions and certain other contracts; and

•	enter into contracts for construction or financing of an additional hotel tower in the City of Dreams unless approved under the terms of the 2011 Credit Facilities.

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

Our operations are restricted by the terms of the 2013 Senior Notes, which could limit our ability to plan for or to react to market conditions or meet our capital needs.

The indenture governing the 2013 Senior Notes includes a number of significant restrictive covenants. Such covenants restrict, among other things, the ability of MCE Finance and its subsidiaries to:

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

Studio City Project Facility and the indenture governing Studio City Notes contain covenants that will restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions.

Studio City Project Facility and the indenture governing Studio City Notes imposes operating and financial restrictions on Studio City Finance and its subsidiaries. The restrictions that will be imposed under these debt instruments will include, among other things, limitations on the ability of Studio City Finance and its subsidiaries to:

•	pay dividends or distributions on account of equity interests;

•	incur additional debt;

•	make investments;

•	create liens on assets;

•	enter into transactions with affiliates;

•	engage in other businesses;

•	merge or consolidate with another company;

•	transfer and sell assets;

•	issue preferred stock;

•	create dividend and other payment restrictions affecting subsidiaries; and

•	designate restricted and unrestricted subsidiaries.

Studio City Project Facility also requires Studio City Finance and its subsidiaries to satisfy various financial covenants based on specified financial ratios, including the following:

•	cash flow to debt service;

•	EBITDA to finance charges;

•	senior first lien debt to EBITDA; and

•	total debt to EBITDA.

These covenants and restrictions may limit how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance.

Drawdown or rollover of advances under our debt facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to access or roll over loan advances under such facilities. There is no assurance that we will be able to satisfy all conditions precedent under our current or future debt facilities.

Our current and future debt facilities, including the 2011 Credit Facilities, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances in any debt facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down or roll over loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

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

If we are unable to maintain our current debt facility or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), this could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of the next phase of City of Dreams and future projects. This may limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. The costs incurred by any new financing may be greater than anticipated due to the turmoil in credit markets. Such increase in funding costs may have a negative impact on our revenue and financial condition.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq, and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until April 5, 2013, the trading prices of our ADSs ranged from US$2.27 to US$23.55 per ADS and the closing sale price on April 5, 2013 was US$21.81 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

We may pay dividends to shareholders in the future. Such payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. We currently intend to retain all of our earnings to finance the development and expansion of our business. Accordingly, we do not intend to declare or pay cash dividends on our shares in the near to medium term. Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Cayman Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. We currently have no reserve set aside from profits for the payment of dividends. We cannot assure you that we will make any dividend payments on our shares in the future. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2011 Credit Facilities, 2013 Senior Notes, Studio City Notes, Studio Finance Project Facility and other facility agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2011 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover and leverage ratios and, if a cash distribution, ensuring that the dividend payment amount does not exceed a certain amount of our cash and cash equivalent investments and that as a result of such dividend payment we still hold a certain amount of cash and cash equivalent investments. The 2013 Senior Notes and Studio City Notes also contain certain covenants restricting payment of dividends by MCE Finance and its subsidiaries and Studio City Finance and its subsidiaries, respectively. For more details, please see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

Our subsidiary Melco Crown Macau is one of six companies licensed, through concession or subconcession, to operate casinos in Macau.

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

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City, which we envision as a large-scale integrated entertainment, retail and gaming resort being developed in Macau. For a description of our principal capital expenditures for the years ended December 31, 2012, 2011, and 2010, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Our ordinary shares were listed by way of introduction on the Main Board of the HKSE and began trading under the stock code “6883” on December 7, 2011. Since December 7, 2011, we have maintained dual primary listings on Nasdaq and the HKSE.

On December 19, 2012, MCE Philippines Investments and MCE Investments No.2 completed the acquisition of a majority interest in the issued share capital of MCP, a company listed on the Philippine Stock Exchange. On March 20, 2013, MCP acquired 100% equity interest in MCE Holdings Philippines from MCE Philippines Investments. MCE Holdings Philippines, through MCE Holdings No.2, owns 100% of MCE Leisure Philippines, which has been granted the exclusive right to manage, operate and control the Philippines Project. Through these transactions, MCE Holdings Philippines, MCE Holdings No.2 and MCE Leisure Philippines became wholly owned subsidiaries of MCP. For more information on the Philippines Project, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and, through our subsidiary Melco Crown Macau, operator of casino gaming and entertainment resort facilities. Our subsidiary Melco Crown Macau is one of six companies licensed, through concessions or subconcessions, to operate casinos in Macau.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. Our operations cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two “Forbes Five Star” hotels in Macau: Altira Macau and the Crown Towers hotel. We seek to attract patrons from throughout Asia and, in particular, from Greater China.

We currently focus on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2012, Macau generated approximately US$38.0 billion of gaming revenue, according to the DICJ, compared to the US$6.1 billion (excluding sports book and race book) of gaming revenue generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$3.0 billion of gaming revenue (excluding sports book and race book) generated in Atlantic City, according to the New Jersey Division of Gaming Enforcement. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated resort development in Cotai, Macau which opened in June 2009. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia. As of December 31, 2012, City of Dreams featured a casino area of approximately 448,000 square feet with a total of approximately 450 gaming tables and approximately 1,400 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and pays us the gross operating profit after deduction of its management and incentive fees. We have also entered into license agreements with respect to Crown Towers hotel and Hard Rock Hotel, pursuant to which we have been granted certain rights to use certain intellectual property of the licensors. No fee is payable for our use of the Crown marks and certain fees are payable for our use of the Hard Rock marks. See “— Intellectual Property.” The Crown Towers hotel and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,210 square feet of live entertainment space.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats and features the internationally acclaimed and award-winning The House of Dancing Water show. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams. We believe this production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists.

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

We continue to evaluate the next phase of our development plan at City of Dreams. Subject to governmental approvals, we currently expect the next phase of development to include a luxury hotel. Before we finalize our development plan, we are assessing our hotel room requirements, government policies and general market conditions. The development of the hotel will be subject to the availability of additional financing and Macau government approval and may require the approval of our financiers under our existing and any future debt facilities. In addition, our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

Altira Macau

Altira Macau (formerly known as Crown Macau) opened in May 2007 and is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2012, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 170 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau, as evidenced by its continuous “Forbes Five Star” recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 200 guest rooms, including suites and villas, and features in-room entertainment and communication facilities. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and a sky terrace lounge.

Altira Macau offers a luxurious level of accommodations and facilities. Altira Hotel was awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) in 2010, 2011 and 2012. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in the TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

Mocha Clubs

Mocha Clubs first opened in September 2003 and has grown to ten Mocha Clubs, with gaming space ranging from approximately 3,000 square feet to 21,500 square feet. As of December 31, 2012, Mocha Clubs had 1,993 gaming machines in operation, which represented 12.0% of the total machine installation in the market, according to DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements. Our Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau and are located in areas with strong pedestrian traffic, typically within three-star hotels. We may open additional Mocha Clubs at locations that satisfy the criteria set forth in the applicable regulatory requirements.

In addition to slot machines, each Mocha Club site offers electronic tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

Our Development Projects

We continually seek new opportunities for additional gaming or related businesses in Macau and will continue to target the development of a project pipeline in Macau in order to maximize the business and revenue potential of Melco Crown Macau’s investment in its subconcession. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly owned subsidiary New Cotai, LLC. The total consideration under the share purchase agreement and related transaction documents is US$360 million, which includes: (i) a payment of US$200 million to an affiliate of eSun Holdings, which was the joint venture partner of New Cotai, LLC in developing Studio City, for its entire 60% interest in, and a shareholder’s loan of US$60 million extended to, SCI and its subsidiaries; and (ii) a payment of US$100 million in cash in three installments over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings. See note 22 to the consolidated financial statements included elsewhere in this annual report for further details regarding the acquisition. We will develop Studio City with New Cotai Holdings.

On September 25, 2012, MCE entered into an amendment to the shareholders’ agreement with MCE Cotai Investments Limited, New Cotai, LLC and SCI. The purpose of the amendment was to facilitate the continued development, construction and funding of the Studio City project. The amendment included, among others, MCE Cotai Investments Limited’s agreement to purchase additional shares in SCI, up to a maximum aggregate amount of US$350 million, and New Cotai, LLC’s equity option (which may only be exercised once) to acquire up to 40% of such additional shares in SCI acquired by MCE Cotai Investments Limited. The New Cotai, LLC equity option was granted so that MCE Cotai Investments Limited and New Cotai, LLC may preserve their existing interests in SCI. In the event that New Cotai, LLC does not exercise the option, and MCE Cotai Investments Limited purchases all of the additional shares in SCI as provided under the amendment, New Cotai, LLC’s interest in SCI and the Studio City project will be diluted and MCE Cotai Investments Limited’s interest will be increased at most to approximately 67%, assuming that neither party defaults on any capital call under the originally agreed US$800 million investment commitment.

Studio City is one of the few integrated resort development projects to be developed in Cotai that currently has a land grant concession. We are developing the Studio City project to be a cinematically-themed integrated resort, designed to deliver a unique entertainment proposition to visitors to Macau. We also expect the Studio City project to capture the increasingly important mass market segment in Asia and, in particular, from Greater China, with its destination theming, unique and innovative interactive attractions, and strong Asian focus. In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint (“Where Cotai Begins” which connects China to Macau) and a proposed light rail station, is a major competitive advantage, particularly as it relates to the mass market segment.

The initial site preparation for the first phase of the Studio City project has been substantially completed. Additional site preparation works for the updated design of the first phase of the Studio City project recommenced in the third quarter of 2012. The first phase of the Studio City project is expected to include a 5-star luxury hotel (which we currently expect to operate under our own branding) and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio). The first phase of the Studio City project is currently targeted to open by mid-2015. Our plan for the additional development of the Studio City site, which is expected to include additional 5-star luxury hotel and related facilities, as well as an expansion of retail, entertainment and gaming capacity, is currently being prepared and remains subject to change. Total construction and design costs are currently budgeted at approximately US$2.04 billion. As of December 31, 2012, we had incurred approximately US$139.8 million (excluding the cost of land) for the development of Studio City, primarily for site preparation costs and design and consultation fees.

Other than utilizing internal cash flow, we have entered into financing arrangements for Studio City, namely the Studio City Notes and the Studio City Project Facility.

We will operate the gaming areas of Studio City pursuant to a services agreement we entered into in May 2007 with, inter alia, Studio City Entertainment Limited (formerly known as New Cotai Entertainment (Macau) Limited) (which we acquired control of 60% of the shares in July 2011) which was subsequently amended on June 15, 2012, as amended from time to time, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or related to the aforementioned agreement. Our subsidiary Melco Crown Macau will be reimbursed for the costs incurred in connection with its operation of the Studio City casino and will retain a portion of the gross gaming revenues from such operation, which will be reinvested in the Studio City project.

Philippines Project

On October 25, 2012, MCE Leisure Philippines entered into a cooperation agreement with the Philippine Parties in connection with the Philippines Project, an integrated resort project located in Entertainment City, Manila, comprising a casino, hotel, retail and entertainment complex. On March 13, 2013, the transactions contemplated by the cooperation agreement were completed and, as a result, MCE Leisure Philippines, MCE Holdings Philippines, MCE Holdings No.2 and the Philippine Parties together became licensees under the provisional license granted by PAGCOR for the establishment and operation of the Philippines Project. Under the provisional license, MCE Leisure Philippines will operate the casino business of the Philippines Project. In addition, MCE Leisure Philippines and the Philippine Parties entered into an operating agreement on March 13, 2013, pursuant to which MCE Leisure Philippines has been granted the exclusive right to manage, operate and control the Philippines Project. Under the operating agreement, PremiumLeisure and Amusement, Inc. has the right to receive monthly payments from MCE Leisure Philippines, based on the performance of gaming operations of the Philippines Project, and MCE Leisure Philippines has the right to retain all revenues from non-gaming operations of the Philippines Project.

The provisional license specifies that the licensees must invest US$1.0 billion in the Philippines Project, of which we are responsible for contributing at least US$500.0 million and the Philippine Parties are responsible for contributing at least US$500.0 million, as set forth in the cooperation agreement. PAGCOR has required US$650.0 million, or 65.0% of the US$1.0 billion investment commitment, to be fully utilized and invested in the Philippines Project by its opening (which is expected to occur in mid-2014), and the remaining US$350.0 million to be invested within three years of the casino opening, subject to further discussion with PAGCOR.

The provisional license requires the licensees to pay to PAGCOR (i) monthly license fees ranging from 15.0% to 25.0% of casino revenues, (ii) cultural promotion fees of 2.0% of casino revenues, with certain exclusions, and (iii) an additional fee of 5.0% of non-gaming revenues, excluding hotel operations. In addition, the provisional license sets forth certain terms relating to liquidity, working capital and minimum local purchasing and employment requirements.

The Philippines Project is located on an approximately 6.2-hectare site in Entertainment City, Manila, close to Metro Manila’s international airport and central business districts. Construction of the Philippines Project commenced in March 2010. General piling work, building shells, building services and primary distribution installation were completed by October 2012.

The Philippines Project will enable our company to further diversify our exposure in the expanding Asian gaming market and deliver an incremental source of earnings and cashflow.

Our Objective and Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Asia. To achieve our objective, we have developed the following core business strategies:

Maintain a Strong Balance Sheet and Conservative Capital Structure and Remain Alert to Opportunistic Growth Opportunities

We believe that a strong balance sheet is a core foundation for our future growth strategy. We will continue to raise the development funds that we need when we are able to do so, not when we are required to do so. Our time horizon for the future growth and development of our business is long and we understand that our history of development remains short. We believe that patience is an important attribute in monitoring the development of the markets in which we operate, and in identifying and executing future development. We will endeavor to manage our business with this attitude and frame of mind.

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

Utilize Melco Crown Macau’s Subconcession to Maximize Our Business and Revenue Potential

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

Develop Comprehensive Marketing and Customer Loyalty Programs

We will continue to seek to attract customers to our properties by leveraging our brands and utilizing our own marketing resources. We have combined our brand recognition with customer management techniques and programs in order to build a platform of repeat customers and loyalty club members. In addition, our international marketing network has established marketing offices in various locations across Asia and plans on establishing further marketing offices elsewhere in Asia. Through Mocha Clubs’ significant share of the Macau electronic gaming market, we have also developed a significant customer database and have developed a customer loyalty program, which we believe has successfully enhanced repeat play and further built the Mocha Clubs brand.

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

Create First Class Service Experiences

We believe that service quality and memorable experiences will continue to grow as a key differentiator among the operators in Macau. As the depth and quality of product offerings continue to develop and more memorable properties and experiences are created, we believe that tailored services will drive competitive advantage. As such, our focus remains on creating service experiences for the tastes and expectations of our various customers. We believe our dedicated management team with significant experience in operating large scale, high quality resort facilities drive our competitive advantage. As the continued development of our staff and supporting resources are central to our business, we plan to invest in the long term development of our people through relevant training and experience sharing.

Our Properties

We operate our gaming business in accordance with the terms and conditions of our gaming subconcession. In addition, our City of Dreams, Altira Macau and Studio City properties and development projects are subject to the terms and conditions of land concession contracts. See “— Regulations — Land Use Rights in Macau.”

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of up to ten years each. The initial land premium of approximately MOP842.1 million (equivalent to approximately US$105.1 million) was paid up in full in February 2013. Melco Crown (COD) Developments and Melco Crown Macau applied for an amendment to the land concession contract in 2009 to increase the total developable gross floor area and amend the purpose of such area, which required an additional premium in the amount of MOP257.4 million (equivalent to approximately US$32.1 million), which was fully paid in March 2010. This amendment process was completed on September 15, 2010 and increased the developable gross floor area at the site to 668,574 square meters (equivalent to approximately 7.2 million square feet).

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (equivalent to approximately US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (equivalent to approximately US$424,000). According to the terms of the revised land concession, the annual government land use fees payable after completion of development will be approximately MOP9.5 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the City of Dreams site.

Under the City of Dreams land concession contract, Melco Crown (COD) Developments is authorized to build an additional four-star apartment hotel at the City of Dreams. On December 9, 2011 we requested an amendment to the City of Dreams land grant in order to allow us to develop additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant and to extend the development period of the City of Dreams land grant. On February 25, 2013, the Macau government issued a land grant amendment proposal which contemplates the amendments requested, extension of the development period until the date falling 4 years after publication of the amendment in the Macau Official Gazette, as well as the payment of MOP187.1 million (equivalent to approximately US$23.3 million). In March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the land grant amendment proposal.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use on the City of Dreams site, and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

The Altira Macau site is located on a plot of land in Taipa, Macau of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years each. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments, our wholly owned subsidiary. The land premium of approximately MOP149.7 million (equivalent to approximately US$18.7 million) was fully paid in July 2006, a guarantee deposit of approximately MOP157,000 (equivalent to approximately US$20,000) was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately MOP1.4 million (equivalent to approximately US$171,000) per annum are payable. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment. See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Altira Macau site.

Altira Developments applied for an amendment to the land concession contract to increase the total developable area for hotel, car park and free area. The amendment procedure has yet to be completed. If the amendment is completed, we will be required to pay an additional land premium of approximately MOP19.6 million (equivalent to approximately US$2.4 million), and government land use fees will be revised to approximately MOP1.5 million (equivalent to approximately US$186,000) per annum.

The Macau government approved total gross floor area for development for the Altira Macau site of approximately 95,000 square meters (equivalent to approximately 1,022,600 square feet).

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings, and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 94,500 square feet at the following locations in Macau:

Mocha Club	Opening Date	Location	Gaming Area
			(In square feet)
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Marina Plaza	December 2006	1/F and 2/F of Marina Plaza	10,800
Hotel Taipa	January 2006	G/F of Hotel Taipa	6,000
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Lan Kwai Fong	April 2004	G/F of Hotel Lan Kwai Fong (formerly known as Kingsway Commercial Centre)	6,700
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450

Total			94,500

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

Studio City

Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and has a gross construction area of approximately 7.6 million square feet (equivalent to approximately 707,078 square meters). The gross construction area for the first phase is approximately 5.0 million square feet (equivalent to approximately 463,000 square meters). Under the Studio City land concession contract, the land premium is approximately MOP1,425.3 million (equivalent to approximately US$177.9 million), of which approximately MOP495.1 million (equivalent to approximately US$61.8 million) was paid as of December 31, 2012, and the remaining MOP930.2 (equivalent to approximately US$116.1 million) will be paid in five bi-annual installments, bearing interest at 5% per annum. Under the Studio City land concession contract, Studio City Developments has provided guarantees in the total amount of MOP7.4 million (equivalent to approximately US$0.9 million). Currently, the development period under the land concession contract is for 72 months from July 25, 2012.

The Studio City land concession contract, as amended by Dispatch of the Secretary for Transportation and Public works no. 31/2012, of July 19, 2012, permits Studio City Developments to build a complex comprising a five-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

See note 19 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Studio City site.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one within Hotel Taipa Square and having a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year under the same terms and conditions, until June 26, 2022.

Apart from the property sites for Altira Macau and City of Dreams, we maintain various offices and storage locations in Macau and Hong Kong. We lease all of our office and storage premises, except for five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) whose property rights belong to us. The five units have a total area of 839 square meters (equivalent to approximately 9,029 square feet) and we operate a recruitment center there. The five units were purchased by MPEL Properties (Macau) Limited, our indirect wholly owned subsidiary, for approximately HK$79.7 million (equivalent to approximately US$10.2 million) on August 15, 2008. The Golden Dragon Centre is erected on a plot of land under a land lease grant that expires on July 27, 2015. Such land lease grant is renewable for successive periods of up to 10 years, subject to obtaining certain approvals from the Macau government.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our gaming customers and have developed a series of commission and other incentive-based programs to offer to both gaming promoters and individuals alike.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, three international hotel brands, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed café-style non-casino based electronic gaming experience.

Gaming Patrons

Our gaming patrons include rolling chip players and mass market players.

Mass market players are non-rolling chip players and they come to our properties for a variety of reasons, including our direct marketing efforts, brand recognition, the quality and comfort of our mass market gaming floors and our non-gaming offerings. Mass market players are further classified as general mass market and premium mass market players.

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

Gaming promoters are responsible for a substantial portion of our casino revenues. For the years ended December 31, 2012, 2011 and 2010, approximately 53.4%, 61.0% and 62.3% of our casino revenues, were derived from customers sourced through our rolling chip gaming promoters, respectively.

Gaming promoters are independent third parties that include both individuals and corporate entities and are officially licensed in Macau by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2012, 2011 and 2010, we had agreements in place with 107, 86 and 70 gaming promoters, respectively. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors, or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$308.6 million, US$321.6 million and US$222.4 million for the years ended December 31, 2012, 2011 and 2010, respectively. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 29/2009, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and regular settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department to evaluate the current status of liquidity and financial health of such gaming promoter. These procedures allow us to calculate the commissions payable to the gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by the gaming promoter. Credit is granted to a gaming promoter based on performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage this credit risk.

We aim to pursue overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, delinquency notices and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”

As of December 31, 2012, 2011 and 2010, our casino accounts receivable were US$426.8 million, US$385.9 million and US$294.0 million, respectively. Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance.

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

Macau Gaming Market

In 2012, 2011 and 2010, Macau generated approximately US$38.0 billion, US$33.4 billion and US$23.5 billion of gaming revenue, respectively, according to the DICJ, compared to the US$6.1 billion, US$6.0 billion and US$5.7 billion of gaming revenue (excluding sports book and race book), respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$3.0 billion, US$3.3 billion and US$3.6 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Division of Gaming Enforcement. Gaming revenue in Macau has increased at a five year CAGR from 2007 to 2012 of 29.65% compared to five year CAGRs of -1.87% and -9.23% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

From 2010 to 2012, gaming revenues and visitation significantly increased. Gross gaming revenues in Macau grew by 13.5% in 2012, 42.2% in 2011, and 57.8% in 2010, according to the DICJ. This growth was driven by all three main gaming segments. In 2012, according to the DICJ, rolling chip gaming revenues increased 7.5%, representing 69.3% of all gaming revenues in Macau, mass market table games revenues grew by 32.7% and electronic gaming revenues grew by 15.9%. We believe the growth in gaming revenues in Macau is supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau in 2012, totaled more than 28.0 million visitors. Mainland China continues to drive overall visitation growth, increasing 4.6% as compared to 5.6% decrease for all other visitors in 2012, and visitors from mainland China represented over 60.2%, while visitors from Hong Kong and Taiwan represented 25.2% and 3.8%, of all visitors to Macau in 2012, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, which is a company listed on the HKSE in which Mr. Lawrence Ho, our co-chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy, a consortium of Hong Kong and Macau businessmen. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to VML, a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao and Sands Cotai Central. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has announced its intention to develop a new casino in Cotai and accepted a proposed land concession contract in October 2012, which remains subject to the formal approval of the Macau government.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau resort opened in Cotai in May 2011. In 2012, Galaxy started the construction for phase II of Galaxy Macau.

VML with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. VML has also announced proposals for further large developments in Cotai, one of which has opened in 2012.

MGM Grand Paradise, with a subconcession under SJM’s concession opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction in February 2013.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an annual increase of 3%. The Macau government has recently stated that the allocation of tables over this ten year period does not need to be uniform and tables may be pre-allocated to new properties in Macau. These restrictions are not legislated or enacted into statutes or ordinances and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2012 was 5,485. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

Philippine Gaming Market

In connection with the Philippines Project, we expect to face competition in the Philippines market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. In addition, PAGCOR, an entity owned and controlled by the government of Philippines, operates gaming facilities across the Philippines.

Other Regional Markets

We may also face competition from casinos and gaming resorts located in other Asian destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.

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

Intellectual Property

We have registered the trademarks “Altira,” “Mocha Club,” “City of Dreams” and “Melco Crown Entertainment” in Macau and other jurisdictions. We have also registered in Macau and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau. We have entered into a license agreement with Crown Melbourne Limited for an exclusive and non-transferable license to use the Crown brand in Macau. Our hotel management agreement with the Grand Hyatt Macau hotel provides us the right to use the Grand Hyatt trademarks on a non-exclusive and non-transferable basis. Our trademark license agreements with Hard Rock Holdings Limited provide us the right to use the Hard Rock brand in Macau, which we use at City of Dreams. Pursuant to these agreements, we have the exclusive right to use the Hard Rock brand for a hotel and casino facility at City of Dreams for a term of ten years based on a fee per gaming table and machine and percentages of revenues generated at the property payable to Hard Rock Holdings Limited. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain trade names and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. While our branding strategy for Studio City has not yet been finalized, we have registered a number of trademarks in Macau and Hong Kong (including the “Where Cotai Begins” trademark), which may ultimately be used as a component of our branding strategy for Studio City.

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

Macau Administrative Regulation no. 34/2003 describes the DICJ as the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

•	to collaborate in the definition of gaming policies;

•	to supervise and monitor the activities of the concessionaires and subconcessionaires;

•	to investigate and monitor the continuing suitability and financial capacity requirements of concessionaires, subconcessionaires and gaming promoters;

•	to issue licenses to gaming promoters;

•	to license and certify gaming equipment; and

•	to issue directives and recommend practices with respect to the ordinary operation of casinos.

Below are the main features of the Macau Gaming Law, as supplemented by Macau Administrative Regulation no. 26/2001, that are applicable to our business.

•

If we violate the Macau Gaming Law, Melco Crown Macau’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission for reasons not due to force majeure, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau government would be entitled to replace Melco Crown Macau during such disruption and to ensure the continued operation of the conceded business. Under such circumstances, we would bear the expenses required for maintaining the normal operation of the conceded business.

•	The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capability. See “— The Subconcession — The Subconcession Contract.”

•

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder of a Concessionaire or Subconcessionaire holding stock equal to or in excess of 5% of concessionaire or subconcessionaire stock capital who is found unsuitable will be required to dispose of such stock by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such stock must be acquired by the concessionaire or subconcessionaire. Melco Crown Macau will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with it, Melco Crown Macau:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•

The Macau government also requires prior approval for the creation of a lien over gaming assets or the property comprising a casino, shares and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its stock in respect of any public offering also require the approval of the Macau government to be effective.

•

The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

•

We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.

•	In addition, the Macau Gaming Law regulates gaming promoters. See “— Regulations Relating to Gaming Promoters” below.

Non-compliance with these obligations could lead to the revocation of Melco Crown Macau’s subconcession and could materially adversely affect our gaming operations.

Regulations Relating to Gaming Promoters

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009 (the “Gaming Promoters Regulation”), regulates licensing as a gaming promoter and the conduct of gaming promotion business by gaming promoters. Applications to the DICJ must be sponsored by a Concessionaire or Subconcessionaire who will confirm that it may contract the applicant’s services upon the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazette. The DICJ monitors each gaming promoter and its employees and collaborators.

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

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. In August 2009, the Macau government amended the legislation on gaming promoter activity (Administrative Regulation 6/2002) permitting the imposition of a cap on the percentage of commissions payable by concessionaires and subconcessionaires to gaming promoters. In September 2009 the Secretary for Economy and Finance issued a dispatch implementing a commission cap of 1.25% of net rolling, effective as of September 22, 2009 and which is being enforced as of December 1, 2009. Under the amended legislation and the dispatch, any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines (ranging from 100,000 Patacas up to 500,000 Patacas) on gaming operators that do not comply with the cap and other fines (ranging from 50,000 Patacas up to 250,000 Patacas) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a Concessionaire and Subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires and subconcessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire or subconcessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in court.

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

Under Article 2 of AR 7/2006 and the DICJ Instruction 2/2006, we are required to track and mandatorily report cash transactions and granting of credit in a minimum amount of MOP500,000 (equivalent to approximately US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We employ internal controls and procedures designed to help ensure that our gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Subconcession Contract.

We have developed comprehensive anti-money laundering policies and related procedures covering our anti-money laundering responsibilities and have training programs in place to ensure that all relevant employees understand such anti-money laundering policies and procedures. We also use an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically. We also train our staff on identifying and following correct procedures for reporting “suspicious transactions” and make our guidelines and training modules available for our employees on our intranet and internet sites.

Smoking Regulation in Macau

Under the new Smoking Prevention and Tobacco Control Law, which came into effect on January 1, 2012, from January 1, 2013, smoking is not permitted in casino premises, except for an area of up to 50% (fifty percent) of the casino area opened to the public as determined by Dispatch of the Chief Executive no. 296/2012. In accordance with the aforementioned Dispatch, smoking areas must be physically segregated from non-smoking areas, clearly denoted, adequately ventilated in order to avoid propagation of smoke to adjacent areas, and are subject to authorization by the Macau government. In the case of casinos with several floors, smoking areas must be placed in the upper floors and in the case of casinos comprised of one single floor, smoking areas must be placed in a zone opposite from the non-smoking areas and physically separated therefrom. Smoking areas in new casinos must have an independent ventilation system. In addition, concessionaires and subconcessionaires are required to continuously monitor and file a monthly report on the levels of air quality, which must remain within prescribed limits. Such concessionaires and subconcessionaires shall be subject to the supervision and instructions of the Health Bureau and failure to comply with the prescribed measures and instructions may lead to reduction of smoking areas or cancellation of the relevant authorization. The deadline to create the designated smoking areas expired on January 1, 2013 and the smoking ban in casino premises, except for an area of up to 50% of the casino areas open to the public, became effective on January 1, 2013.

Regulation on Access to Casinos in Macau

On August 20, 2012, the Macau government enacted legislation, which came into effect on November 1, 2012, under which the minimum age required for entrance into casinos in Macau was raised from 18 to 21 years of age. Employees under 21 years of age who were already employed when the new law came into effect were not affected thereby and have maintained their positions. In addition, the director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos, after considering their special technical qualifications.

DICJ Instruction on Responsible Gambling

On October 18, 2012, the DICJ issued Instruction no. 2/2012, which came into effect on November 1, 2012, setting out measures for the implementation of “Responsible Gambling” principles. Under this instruction, concessionaires and subconcessionaires are required to implement certain measures to promote responsible gambling, including: making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos; public exhibition of time; creation and training of teams and a coordinator responsible for promoting responsible gambling.

Regulation on Supply and Requirements of Gaming Machines, Equipment and Systems

On November 27, 2012 Administrative Regulation 26/2012 came into effect, setting out rules on the supply and requirements of gaming machines, equipment and systems. Pursuant to this regulation, gaming machines can only be supplied to concessionaires or subconcessionaires, authorized distributors and other entities upon government authorization. Gaming machines may only be installed in places previously approved by the government and location of storage facilities must be informed to the DICJ. Suppliers must obtain DICJ approval in order to supply gaming machines in Macau, such authorization being based on a probity check, and must be Macau incorporated companies by shares, all shares being nominative, or Macau registered branch offices. Supply contracts are also regulated, namely by determining that revenue share arrangements are not enforceable towards the Macau government and requiring the insertion of provisions allowing the reversion of the gaming machines to the Macau government under the Macau Gaming Law. The regulation further sets out the requirements for the approval of gaming machines in Macau, effective as of January 1, 2013; instructions to the concessionaires and subconcessionaires in case of malfunction of the gaming machines, equipment and systems, including that concessionaires, subconcessionaires and suppliers shall be jointly and severally liable for damages caused to patrons and the Macau government due to such malfunction; the concessionaires and subconcessionaires’ obligation to keep records of their gaming machines and respective suppliers. The regulation also sets out rules regarding portable gaming devices, electronic gaming, electronic monitoring systems and jackpot systems.

Moreover, under this regulation, slot machine lounges shall only be located: (i) in hotels with at least five-star classification; (ii) properties entirely allocated to non-residential purposes and located within less than

500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under the regulation, the Macau government should take the necessary measures to enable existing slot lounges to comply with the above mentioned requirements until November 27, 2013.

Labor Quotas

All businesses in Macau must apply to the Macau Human Resources Office for labor quotas to import non-resident skilled workers from China and other regions or countries. Businesses are free to employ Macau residents in any position without any type of quota, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from China and the other to import non-skilled workers from all other countries. Melco Crown Macau is required by law to employ only Macau residents as dealers and gaming supervisors. Non-resident skilled workers are also subject to authorization by the Macau Human Resources Office, which is given individually on a case-by-case basis.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its nonresident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents for all employees.

Land Use Rights in Macau

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

The land concession contract is similar to a lease and published in the Macau Official Gazette, at which time official title to the land or right is obtained. The land is initially granted on a provisional basis and registered as such with the Macau Property Registry, subject to completion of the proposed development, and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Property Registry.

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

The subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy are Melco Crown Macau, MGM Grand Paradise and VML, respectively. Our subsidiary, Melco Crown Macau, executed the Subconcession Contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours.

All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,437) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,719) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming machine including slot machines.

The Subconcession Contract

The Subconcession Contract provides for the terms and conditions of the subconcession granted to Melco Crown Macau (formerly known as Melco Crown Gaming (Macau) Limited) by Wynn Macau. Melco Crown Macau does not have the right to further grant a subconcession or transfer the operation to third parties, pursuant to the Subconcession Contract.

Melco Crown Macau paid a consideration of US$900 million to Wynn Macau. In return, on September 8, 2006, Melco Crown Macau was granted the right to operate games of fortune and chance or other games in casinos in Macau, for a period of 16 years until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Macau in future operations. The operation of gaming-related activities is also permitted, subject to the prior approval from the Macau government.

The Macau government has reconfirmed that the subconcession is independent of Wynn Macau’s concession and that Melco Crown Macau does not have any obligations to Wynn Macau pursuant to the

Subconcession Contract. It is thus not affected by any modification, suspension, redemption, termination or rescission of Wynn Macau’s concession. In addition, an early termination of Wynn Macau’s concession before June 26, 2022, would not result in the termination of the subconcession. The subconcession was authorized and approved by Macau government. Our Macau legal advisor has advised us that, absent any change to Melco Crown Macau’s legal status, rights, duties and obligations towards the Macau government or any change in applicable law, Melco Crown Macau will continue to be validly entitled to operate independently under and pursuant to the subconcession, notwithstanding the termination or rescission of Wynn Macau’s concession, the insolvency of Wynn Macau and/or the replacement of Wynn Macau as concessionaire in the Subconcession Contract. The Macau government has a contractual obligation to the effect that, should Wynn Macau cease to hold the concession prior to June 26, 2022, the Macau government would replace Wynn Macau with another entity so as to ensure that Melco Crown Macau may continue to operate games of chance and other games in casinos in Macau and the subconcession would at all times be under a concession. Both the Macau government and Wynn Macau has undertaken to cooperate with Melco Crown Macau to ensure all the legal and contractual obligations are met.

A summary of the key terms of the Subconcession Contract is as follows.

Development of Gaming Projects/Financial Obligations. The Subconcession Contract requires us to make a minimum investment in Macau of MOP4.0 billion (equivalent to approximately US$499.2 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that as of the date of the confirmation, we had invested over MOP4.0 billion (equivalent to approximately US$499.2 million) in our projects in Macau.

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

Termination Rights. The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Crown Macau’s subconcession in the event of noncompliance by us with our basic obligations under the subconcession and applicable Macau laws. Termination of the Subconcession Contract may be enforced by agreement between Melco Crown Macau and Wynn Macau, but is independent of Wynn Macau’s concession. A mutual agreement between the Macau government and Melco Crown Macau can also result in termination of the subconcession. Upon termination, all of our casino premises and gaming equipment would revert to the Macau government automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. Neither Melco Crown Macau nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Subconcession Contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•

abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•

transfer of all or part of Melco Crown Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;

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

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of Melco Crown Macau;

•	fraudulent activity harming the public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Crown Macau or the grant of a subconcession or entering into any agreement to the same effect; or

•

failure by a controlling shareholder in Melco Crown Macau to dispose of its interest in Melco Crown Macau, within 90 days from the date of the authorization given by the Macau government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Crown Macau.

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Subconcession Contract:

•	any person who directly acquires voting rights in Melco Crown Macau will be subject to authorization from the Macau government;

•

Melco Crown Macau will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Macau would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies;

•

any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Macau will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Macau; and

•	the Chief Executive of Macau could require the increase of Melco Crown Macau’s share capital if he deemed it necessary.

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

See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Gaming Industry in Macau — Melco Crown Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right in 2017, we would be unable to operate casino gaming in Macau.”

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

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but in the case of Mocha Slot Group Limited, it was subject to Macau complementary tax of 12% on profits earned in or derived from its activities conducted in Macau before the transfer of all of the Mocha Clubs assets and business to Melco Crown Macau.

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Having obtained a subconcession, Melco Crown Macau has applied for and has been granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) in 2007, which exempted us from paying the Macau complementary tax for five years from 2007 to 2011 on income from gaming generated by Altira Macau, Mocha Clubs and City of Dreams. In April 2011, the Macau government extended the tax holiday for an additional five years to 2016. However, we cannot assure you that it will be extended beyond the expiration date. We remain subject to Macau complementary tax on our non-gaming businesses.

Melco Crown Macau is subject to Macau gaming tax based on gross gaming revenue in Macau. These gaming taxes are an assessment on Melco Crown Macau’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations.

The Macau Government has granted to Altira Hotel and Melco Crown (COD) Hotels the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted for Altira

Macau, Hard Rock Hotel and Crown Towers Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau Complementary Tax. We have applied for the declaration of utility purpose benefit in respect of Grant Hyatt Macau. The Macau Government has also granted to Altira Hotel a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which it is entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within five years from the date of purchase. The Macau Government is considering the grant of the same benefit on specific vehicles purchased to Crown Towers Hotel, Hard Rock Hotel and Grant Hyatt Macau. The grant of the vehicle tax holiday is subject to the satisfaction by us of certain criteria determined by the Macau government.

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

Our subsidiaries incorporated in the Philippines are subject to Philippines corporate income tax of 30% on profits and relevant local taxes.

Our subsidiary incorporated in New Jersey in the United States is subject to U.S. federal and relevant state and local taxes.

Dividend Distribution

Restrictions on Distributions. The City of Dreams Project Facility contained restrictions on payment of dividends for Melco Crown Macau and certain of our subsidiaries specified as guarantors, or the original borrowing group, which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries would only be able to pay dividends if they satisfied certain financial tests and conditions. The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to our company or persons who are not members of the Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the Borrowing Group, subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the Borrowing Group as of June 30, 2011, subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment. The indentures governing the 2013 Senior Notes and the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries or Studio City Finance and its restricted subsidiaries, respectively.

Distribution of Profits. All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2012 and 2011, the balance of the reserve amounted to US$31.2 million and US$3,000, respectively.

C. ORGANIZATIONAL STRUCTURE

We are a holding company for the following principal operating subsidiaries: (1) Melco Crown Macau, which is the holder of our subconcession; (2) Altira Hotel, (3) Altira Developments, (4) Melco Crown (COD) Hotels, and (5) Melco Crown (COD) Developments.

At the time of our initial public offering in December 2006, through three intervening holding company subsidiaries incorporated in the Cayman Islands and wholly owned by us, (1) MCE Finance (formerly known as MPEL Holdings Limited and Melco PBL Holdings Limited), (2) MPEL International Limited (formerly known as Melco PBL International Limited) (“MPEL International”), and (3) MPEL Investments Limited (formerly known as Melco PBL Investments Limited) (“MPEL Investments”), we held all of the class B shares of Melco Crown Macau, representing 72% of the voting control of Melco Crown Macau and the rights to virtually all the economic interests in Melco Crown Macau. All of the class A shares of Melco Crown Macau, representing 28% of its outstanding capital stock were owned by PBL Asia Limited, or PBL Asia (as to 18%) and, as required by Macau law, the managing director of Melco Crown Macau (as to 10%). Mr. Lawrence Ho was appointed to serve as the managing director of Melco Crown Macau. The class A shares were entitled as a class to an aggregate of MOP1 in dividends and MOP1 in proceeds of any winding up or liquidation of Melco Crown Macau. MPEL Investments, PBL Asia, the managing director of Melco Crown Macau and Melco Crown Macau entered into a shareholders’ agreement under which, among other things, PBL Asia agreed to vote its class A shares in the same manner as the class B shares on all matters submitted to a vote of shareholders of Melco Crown Macau.

In December 2006, we also incorporated a direct wholly owned subsidiary in Hong Kong, MPEL Services Limited (formerly Melco PBL Services Limited), for the purpose of entering into various administrative contracts, including leases for administrative office space, in Hong Kong.

Prior to the close of the City of Dreams Project Facility in September 2007, three more holding companies were incorporated through which we now hold our shares in Melco Crown Macau: (1) MPEL Nominee One Limited or MPEL Nominee One, a Cayman Islands company, which is a 100% subsidiary of MPEL International and now holds 100% of the shares in MPEL Investments which in turn holds approximately 90% of the shares in Melco Crown Macau made up of 1,799,999 class A shares and 7,200,000 class B shares; (2) MPEL Nominee Two Limited, or MPEL Nominee Two, a 100% subsidiary of MPEL Nominee One which holds a minority shareholding in Melco Crown Macau’s Macau operating companies; and (3) MPEL Nominee Three Limited, or MPEL Nominee Three, a 100% subsidiary of MPEL Nominee One, which now holds one class A share in Melco Crown Macau.

The above shareholding structure of Melco Crown Macau was completed when PBL Asia transferred its 1,799,999 class A shares in Melco Crown Macau to MPEL Investments and its one class A share to MPEL International on June 12, 2007 and when MPEL International transferred its one class A share in Melco Crown Macau to MPEL Nominee Three on August 13, 2007. Mr. Lawrence Ho remains the Managing Director and 10% shareholder of Melco Crown Macau. The shareholders’ agreement for Melco Crown Macau was terminated on December 7, 2007.

Melco Crown Macau, our operating subsidiary in Macau that holds a gaming subconcession, was incorporated in May 2006 and is owned 89.99% by MPEL Investments, 10% by Mr. Lawrence Ho and 0.01% by MPEL Nominee Three. According to the applicable regulations, 10% of the issued share capital of our company holding the subconcession must be held by the managing director of such company and he or she must be a permanent resident of Macau. MPEL Nominee Three was incorporated and became a shareholder of Melco Crown Macau to comply with the applicable regulations at the time of incorporation of Melco Crown Macau, which requires it to have at least three shareholders. The principal activity of Melco Crown Macau is casino operations.

We formed Melco Crown (COD) Developments and Altira Developments to develop our properties at City of Dreams and Altira Hotel, respectively. Melco Crown (COD) Developments was incorporated in Macau in July 2004, and is owned 96% by Melco Crown Macau and 4% by MPEL Nominee Two. Altira Developments was incorporated in Macau in September 2004, and is owned as to 99.98% by Melco Crown Macau, 0.01% by MPEL Nominee Three and 0.01% by MPEL Nominee Two.

We formed Altira Hotel in June 2006 and Melco Crown (COD) Hotels in May 2007 to operate our hotel and non-gaming businesses at Altira Macau and City of Dreams, respectively. The shares of these companies are owned 96% by Melco Crown Macau and 4% by MPEL Nominee Two.

On March 30, 2011, we incorporated MCE Cotai Investments Limited, or MCE Cotai, as an investment holding company for the purpose of acquiring an equity interest in Studio City. On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. The remaining 40% interest is held by New Cotai, LLC. SCI is an investment holding company and its operations are conducted through its subsidiary in Macau, Studio City Developments, which is owned 35% by SCP One Limited, 30% by SCP Holdings Limited and 35% by SCP Two Limited. Studio City Developments holds a piece of land in Macau for development of Studio City. SCI also holds, indirectly, Studio City Entertainment Limited, Studio City Hotels Limited, Studio City Services Limited and Studio City Hospitality and Services Limited. All of the aforesaid companies are incorporated in Macau.

On December 19, 2012, our company, through each of MCE Philippines Investments and MCE Investments No.2, completed the acquisition of a majority interest in the issued share capital of MCP.

MCE Philippines Investments was incorporated in the British Virgin Islands in July 2012 and is indirectly wholly owned by our company.

Each of MCE Holdings Philippines, MCE Holdings No.2 and MCE Leisure Philippines was incorporated in the Philippines in August 2012.

The following diagram illustrates our organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries, as of April 5, 2013:

Notes:

(1)	Treasury shares are new shares issued by us and held by the depositary bank to facilitate the administration and operation of our share incentive plans. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

(2)	The shares of these companies are owned 96% by Melco Crown Macau and 4% by MPEL Nominee Two.

(3)	The shares of this company are owned 99.98% by Melco Crown Macau, 0.01% by MPEL Nominee Two and 0.01% by MPEL Nominee Three.

(4)	The shares of these companies are owned 0.01% by 5 nominee directors of these companies respectively.

(5)	The registration of the transfer of shares of MCE Holdings Philippines to MCP is currently pending the authorization of registration and tax clearance certificates to be issued by the Philippine government.

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

Overview

We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities in the Macau market. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations.” For detailed information regarding our operations and development projects, see “Item  4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

City of Dreams

City of Dreams, as of December 31, 2012, featured a casino area of approximately 448,000 square feet with a total of approximately 450 gaming tables and approximately 1,400 gaming machines, approximately 1,400 hotel rooms and suites, over 20 restaurants and bars, approximately 70 retail outlets, a wet stage performance theater, audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features the The House of Dancing Water show produced by Franco Dragone. The Club Cubic nightclub features approximately 26,210 square feet of live entertainment space. City of Dreams targets premium mass market and rolling chip players from regional markets across Asia.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a luxury hotel. Our decision on the development plan on such phase is subject to various considerations, including, among others, Macau government approval, general market conditions, other business opportunities and the availability of additional financing. For the years ended December 31, 2012, 2011 and 2010, net revenues generated from City of Dreams amounted to US$2,920.9 million, US$2,491.4 million and US$1,638.4 million representing 71.6%, 65.0% and 62.0% of our total net revenues, respectively.

Altira Macau

Altira Macau, as of December 31, 2012, featured a casino area of approximately 173,000 square feet with a total of approximately 170 gaming tables, approximately 200 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2012, 2011 and 2010, net revenues generated from Altira Macau amounted to US$966.8 million, US$1,173.9 million and US$859.8 million representing 23.7%, 30.6% and 32.5% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2012, we operated ten Mocha Clubs with a total of more than 1,993 gaming machines in operation. Mocha Clubs focus primarily on leisure mass market gaming patrons, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2012, 2011 and 2010, net revenues generated from Mocha Clubs amounted to US$143.3 million, US$131.9 million and US$112.0 million representing 3.5%, 3.4% and 4.2% of our total net revenues, respectively. The source of revenues was substantially all from slot machines. For the years ended December 31, 2012, 2011 and 2010, slot machine revenues represented 98.0%, 98.4% and 98.5% of net revenues generated from Mocha Clubs, respectively.

Corporate and Others

Our Corporate and Others segment primarily includes Taipa Square Casino, a casino on Taipa Island, Macau operating within Hotel Taipa Square, which we operate under a right-to-use agreement, and other corporate costs. For the years ended December 31, 2012, 2011 and 2010, net revenues generated from Corporate and Others segment amounted to US$46.9 million, US$33.6 million and US$31.8 million representing 1.2%, 0.9% and 1.2% of our total net revenues, respectively.

Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City, which we envision as a large-scale integrated entertainment, retail and gaming resort located in Cotai, with gaming areas, four-star and/or five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a wide range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater China. Studio City is currently in the development stage, and as a result there is no revenue and cash provided by its intended operations.

The Philippines Project

On December 19, 2012, we, through MCE Philippines Investments and MCE Investments No.2, completed the acquisition of a majority interest in the issued share capital of MCP in connection with the Philippines Project. The Philippines Project is currently in an early phase of development. For the year ended December 31, 2012, MCP had no revenue and incurred only insignificant expenses and its results of operations were included in our Corporate and Others segment.

Summary of Financial Results

For the year ended December 31, 2012, our total net revenues were US$4.08 billion, an increase of 6.5% from US$3.83 billion of net revenues for the year ended December 31, 2011. Net income attributable to our company for the year ended December 31, 2012 was US$417.2 million, as compared to a net income of US$294.7 million for the year ended December 31, 2011. The increase in total net revenues was primarily driven by substantially improved mass market table games volumes and blended hold percentages, as well as increased volumes in the gaming machines operations, partially offset by lower group-wide rolling chip volumes.

	Year Ended December 31,
	2012	2011	2010
	(in thousands of US$)
Net revenues	$4,078,013	$3,830,847	$2,641,976
Total operating costs and expenses	(3,570,921)	(3,385,737)	(2,549,464)
Operating income	507,092	445,110	92,512
Net income (loss) attributable to our company	$417,203	$294,656	$(10,525)

Our results of operations for the years presented are not fully comparable for the following reasons:

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City.

•	On November 26, 2012, Studio City Finance issued the Studio City Notes.

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP.

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of PRC central and Macau local governments to improve and develop infrastructure both within, and connecting to, Macau;

•

The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions as well as the impact of visa and other regulatory policies of PRC central and Macau local governments, as discussed under “Item 4. Information on the Company — B. Business Overview — Market and Competition”;

•

The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•

The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•

Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2012, 2011 and 2010, approximately 53.4%, 61.0% and 62.3% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2012, our top five customers and the largest customer were gaming promoters and accounted for approximately

21.4% and 6.1% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters and our commission levels broadly have remained stable throughout our operating history. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$308.6 million, US$321.6 million and US$222.4 million for the years ended December 31, 2012, 2011 and 2010, respectively;

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

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle (volume): the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

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

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%. Our combined expected mass market table games hold percentage is in the range of 25% to 30%, which is based on the mix of table games at our casino properties as each table game has its own theoretical hold percentage. Our combined expected gaming machine win rate is in the range of 4% to 6%.

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

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Revenues

Our total net revenues for the year ended December 31, 2012 were US$4.08 billion, an increase of US$0.25 billion, or 6.5%, from US$3.83 billion for the year ended December 31, 2011. The increase in total net revenues was primarily driven by substantially improved mass market table games volumes and blended hold percentages, as well as increased volumes in the gaming machines operations, partially offset by lower group-wide rolling chip volumes.

Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2011 comprised US$3.68 billion of casino revenues, representing 96.0% of our total net revenues, and US$151.4 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2012 were US$3.93 billion, representing a US$0.25 billion, or 6.9%, increase from casino revenues of US$3.68 billion for the year ended December 31, 2011, primarily due to an increase in casino revenues at City of Dreams of US$439.3 million, or 18.6%, which was partially offset by a decrease in casino revenues at Altira Macau of US$207.3 million, or 17.9%. This increase was primarily attributable to a substantial growth in the mass market table games segment, particularly at City of Dreams, driven by improvements in both the mass market table games hold percentage together with increased mass market table games drop. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2012 was US$44.0 billion, representing a decrease of US$7.2 billion, or 14.1%, from US$51.2 billion for the year ended December 31, 2011. Altira Macau’s rolling chip volumes were impacted by the recent slow-down in the market-wide rolling chip segment as well as various group-wide table efficiency initiatives which, among other things, resulted in a reduction in the number of rolling chip gaming tables in operation at Altira Macau for the year ended December 31, 2012 when compared to 2011. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2012, within our expected level of 2.7% to 3.0%, and decreased from 3.03% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$601.4 million for the year ended December 31, 2012, representing an increase of 3.4% from US$581.8 million for the year ended December 31, 2011. The mass market table games hold percentage was 16.7% for the year ended December 31, 2012, within our expected range for that year of 15.0% to 17.0% and represented a slight increase from 16.6% for the year ended December 31, 2011.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2012 of US$81.3 billion represented an increase of US$2.5 billion, or 3.2%, from US$78.8 billion for the year ended December 31, 2011. Rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2012, which is within our expected range of 2.7% to 3.0%, and slightly improved from 2.89% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$3.59 billion for the year ended December 31, 2012 which represented an increase of US$0.65 billion, or 22.0%, from US$2.94 billion for the year ended December 31, 2011. The increase in mass market table games drop was positively impacted by an increase in casino visitation and improvements in casino marketing initiatives, together with the overall market growth in the mass market table games segment. The mass market table games hold percentage was 29.1% in the year ended December 31, 2012, which is within our expected range for that year of 25.0% to 31.0% and demonstrated a significant increase from 24.4% for the year ended December 31, 2011. Average net win per gaming machine per day was US$313 for the year ended December 31, 2012, an increase of US$45, or 16.8%, from US$268 for the year ended December 31, 2011.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2012 was US$186, a decrease of approximately US$31, or 14.3%, from US$217 for the year ended December 31, 2011. The average net win per gaming machine was impacted by the addition of over 500 gaming machines as a result of the opening of two new Mocha Clubs venues in late 2011 and early 2012. The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 for the year ended December 31, 2012, compared to approximately 1,700 in 2011.

Rooms. Room revenues for the year ended December 31, 2012 were US$118.1 million, representing a US$15.1 million, or 14.6%, increase from room revenues of US$103.0 million for the year ended December 31, 2011 primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$221, 98% and US$216, respectively, for the year ended December 31, 2012, as compared to US$196, 98% and US$191, respectively, for the year ended December 31, 2011. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$185, 93% and US$171, respectively for the year ended December 31, 2012, as compared to US$172, 91% and US$156, respectively, for the year ended December 31, 2011.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of approximately US$90.8 million. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of approximately US$86.2 million. The increase of US$15.5 million in food, beverage and other revenues from the year ended December 31, 2011 to the year ended December 31, 2012 was primarily due to higher business volumes associated with an increase in visitation during the year as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$3.57 billion for the year ended December 31, 2012, representing an increase of US$185.2 million, or 5.5%, from US$3.39 billion for the year ended December 31, 2011. The increase was primarily due to an increase in operating costs at City of Dreams, which were in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with Studio City after our acquisition of a 60% interest in SCI, including amortization of land use rights and pre-opening costs.

Casino. Casino expenses increased by US$135.8 million, or 5.0%, to US$2.83 billion for the year ended December 31, 2012 from US$2.70 billion for the year ended December 31, 2011 primarily due to additional gaming tax and other levies and commission expenses of US$78.6 million as well as other operating costs, such as payroll and promotional expenses of US$57.2 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 19.5% to US$14.7 million for the year ended December 31, 2012 from US$18.2 million for the year ended December 31, 2011, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$90.3 million and US$92.6 million for the years ended December 31, 2012 and 2011, respectively.

General and administrative. General and administrative expenses increased by US$6.8 million, or 3.1%, to US$227.0 million for the year ended December 31, 2012 from US$220.2 million for the year ended December 31, 2011, primarily due to an increase in payroll expenses, utilities costs as well as repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$5.8 million for the year ended December 31, 2012 as compared to US$2.7 million for the year ended December 31, 2011. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with the Studio City after MCE’s acquisition of a 60% interest in SCI on July 27, 2011, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic during 2012, while the pre-opening costs for the year ended December 31, 2011 related to the opening of Club Cubic at City of Dreams in April 2011.

Development costs. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a totaling US$5.4 million of professional and consultancy fee for the Philippines Project as well as corporate business development. Development costs for the year ended December 31, 2011 associated with the acquisition of a 60% equity interest in Studio City.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2012 and 2011.

Amortization of land use rights. Amortization of land use rights expenses increased by US$25.5 million, or 74.2%, to US$59.9 million for the year ended December 31, 2012 from US$34.4 million for the year ended December 31, 2011, primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses increased by US$2.2 million, or 0.9%, to US$261.4 million for the year ended December 31, 2012 from US$259.2 million for the year ended December 31, 2011, mainly due to depreciation of assets progressively added to City of Dreams since the third quarter of 2011 as well as depreciation of the newly acquired aircraft since July 2012, offset in part by fully depreciated assets at City of Dreams during the year ended December 31, 2012.

Property charges and others. Property charges and others generally include costs related to the remodeling and branding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which primarily included a write-off of US$4.4 million for the excess payments in relation to a service contract at City of Dreams and US$2.4 million costs incurred for implementing our streamlined management structure in February 2012.

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

Interest income was US$11.0 million for the year ended December 31, 2012, as compared to US$4.1 million for the year ended December 31, 2011. The significant increase is primarily driven by effective cash management and improvements in our operating cash flows as a result of the improvements in operating performance during 2012.

Interest expenses were US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012, compared to US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011. The decrease in net interest expenses (net of capitalization) of US$4.2 million was resulted from higher interest capitalization of US$7.2 million associated with the Studio City construction and development projects which resumed after our acquisition of 60% interest in SCI on July 27, 2011, together with decrease in interest charges of US$9.7 million and US$5.2 million, associated with the expiration of interest rate swaps agreements throughout the year, as well as a lower interest rate margin and lower outstanding balance on our 2011 Credit Facilities as a result of a repayment made during the year ended December 31, 2011, offset in part by a higher interest expenses of US$8.8 million due to a full year of interest charges incurred on the RMB Bonds and the Deposit-Linked Loan issued in May 2011 and US$5.8 million interest expenses for the Studio City Notes issued in November 2012.

Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. Other finance costs for the year ended December 31, 2011 of US$15.6 million included US$14.2 million of amortization of deferred financing costs and loan commitment fees of US$1.4 million. The decrease in amortization of deferred financing costs was primarily due to lower deferred costs incurred with the amendment of our City of Dreams Project Facility on June 30, 2011 as the 2011 Credit Facilities, which were offset in part by the recognition of a full year of amortization of additional costs capitalized as deferred financing costs relating to the RMB Bonds issued in May 2011.

The amendment of the City of Dreams Project Facility completed on June 30, 2011 was primarily accounted for as an extinguishment of debt resulting in a loss on extinguishment of US$25.2 million for the year ended December 31, 2011. There was no loss on extinguishment of debt for the year ended December 31, 2012.

The reclassification of US$4.3 million related to the accumulated losses of interest rate swap agreements from accumulated other comprehensive losses to consolidated statement of operations for the year ended December 31, 2011 was required as such swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility on June 30, 2011. There was no such reclassification for the year ended December 31, 2012.

Costs associated with debt modification of US$3.3 million for the year ended December 31, 2012 were primarily attributable to a consent solicitation fee related to the 2010 Senior Notes in October 2012. There were no costs associated with debt modification for the year ended December 31, 2011. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness” for more information regarding the cash tender and consent solicitation in respect of the 2010 Senior Notes.

Listing expenses of US$9.0 million for the year ended December 31, 2011 related to the listing of our shares on the HKSE in December 2011. There was no listing expenses incurred for the year ended December 31, 2012.

Income tax credit

The effective tax rate for the year ended December 31, 2012 was a negative rate of 0.7%, as compared to a negative rate of 0.6% for the year ended December 31, 2011. Such rates for the years ended December 31, 2012 and 2011 differ from the statutory Macau complementary tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2012 and 2011, with the effect of a tax holiday of US$88.5 million and US$69.7 million on the net income of our Macau gaming operations during the years ended December 31, 2012 and 2011, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$18.5 million for the year ended December 31, 2012, compared to US$5.8 million for the year ended December 31, 2011, was primarily due to the share of New Cotai Holdings, which owns a 40% interest in SCI, in expenses of the Studio City project, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011. The year-over-year increase was primarily attributable to interest expenses relating to the Studio City Notes incurred during the fourth quarter of 2012.

Net income attributable to our company

As a result of the foregoing, we had net income of US$417.2 million for the year ended December 31, 2012, compared to US$294.7 million for the year ended December 31, 2011.

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

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2011 of US$78.8 billion represented an increase of US$27.1 billion, or 52.4%, from US$51.7 billion for the year ended December 31, 2010. Rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2011, which is within our expected range of 2.7% to 3.0%, and a slight decrease from 2.92% for the year ended December 31, 2010. In the mass market table games segment, mass market table games drop was US$2.94 billion for the year ended December 31, 2011 which represented an increase of US$0.88 billion, or 42.7%, from US$2.06 billion for the year ended December 31, 2010. The mass market table games hold percentage was 24.4% in the year ended December 31, 2011, which is within our expected range for that year of 21.0% to 26.0% and increased from 21.5% for the year ended December 31, 2010. Average net win per gaming machine per day was US$268 for the year ended December 31, 2011, an increase of US$49, or 22.4%, from US$219 for the year ended December 31, 2010.

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

Interest expenses were US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011, compared to US$93.4 million, net of capitalized interest of US$11.8 million for the year ended December 31, 2010. The increase in net interest expenses (net of capitalization) of US$20.4 million was primarily due to US$23.4 million of higher interest expenses associated with the issuance of the 2010 Senior Notes in May 2010 as a full-year of fixed interest was recognized for the year ended December 31, 2011, an increase of US$14.9 million for interest charges on the RMB Bonds and the Deposit-Linked Loan issued in May 2011, together with a decrease in capitalized interest of US$8.6 million as such charges were not eligible for capitalization following the opening of The House of Dancing Water in September 2010, offset in part by a decrease of US$26.9 million of interest charges on the City of Dreams Project Facility, net of interest on interest rate swap agreements, primarily due to a lower outstanding balance as a result of repayments made in accordance to the amortization schedule.

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

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2011 was a negative rate of 0.6%, as compared to a negative rate of 9.6% for the year ended December 31, 2010. Such rates for the years ended December 31, 2011 and 2010 differ from the statutory Macau complementary tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2011 and 2010, with the effect of a tax holiday of US$69.7 million and US$28.1 million on the net income of our Macau gaming operations during the years ended December 31, 2011 and 2010, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$5.8 million for the year ended December 31, 2011 was primarily due to the share of the Studio City expenses by New Cotai Holdings, which owns a 40% interest in SCI, upon the completion of our acquisition of a 60% equity interest in SCI on July 27, 2011.

Net income (loss) attributable to our company

As a result of the foregoing, we had net income of US$294.7 million for the year ended December 31, 2011, compared to a net loss of US$10.5 million for the year ended December 31, 2010.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, Corporate and Others expenses, and other non-operating income and expenses, or adjusted property EBITDA, were US$995.8 million, US$880.9 million and US$489.8 million for the years ended December 31, 2012, 2011 and 2010, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012, US$246.3 million, US$594.4 million and US$40.5 million, respectively, for the year ended December 31, 2011 and US$133.7 million, US$326.3 million and US$29.8 million, respectively, for the year ended December 31, 2010.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, and other non-operating income and expenses, or adjusted EBITDA, were US$920.2 million, US$809.4 million and US$430.4 million for the years ended December 31, 2012, 2011 and 2010, respectively.

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

Our total capital expenditures for the years ended December 31, 2012, 2011 and 2010 were US$284.0 million, US$785.6 million and US$119.7 million, respectively, of which US$116.2 million, US$713.3 million and US$94.3 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. During the year ended December 31, 2012, we acquired an aircraft for use primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. The development and construction capital expenditures primarily related to the acquisition and development of Studio City during the years ended December 31, 2012 and 2011 and to the development and construction of City of Dreams during the year ended December 31, 2010. Refer to notes 21 and 22 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures. For a preliminary cost estimate of our future development and construction costs in connection with Studio City, see “Item 4. Information on the Company — B. Business Overview — Our Development Projects.”

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

No impairment loss was recognized during the years ended December 31, 2012, 2011 and 2010.

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

A detailed evaluation was performed as of December 31, 2012 and 2011 and each computed fair value of our reporting unit was significantly in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2012 and 2011.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2012 and 2011. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

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

The expected volatility and expected term assumptions can impact the fair value of restricted shares and share options. Because of our limited trading history in the United States as a public company, we estimate the expected volatility based on the historical volatility of a peer group of publicly traded companies, and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the restricted shares and share options we granted. For 2012 awards, a 10% change in the volatility assumption would have resulted in a US$0.4 million change in fair value and a 10% change in the expected term assumption would have resulted in a US$0.2 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

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

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers, including our gaming promoters, following investigations of creditworthiness. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2012, 2011 and 2010, approximately 53.4%, 61.0% and 62.3% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2012 and 2011, a substantial portion of our markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2012, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.3 million.

Refer to note 3 to the consolidated financial statements included elsewhere in this annual report for analysis of accounts receivable by age presented based on payment due date, net of allowance.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2012 and 2011, we recorded valuation allowances of US$66.1 million and US$60.8 million, respectively; as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Derivative Instruments and Hedging Activities

We seek to manage market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable-rate borrowings with the use of derivative financial instruments such as floating-for-fixed interest rate swap agreements. We account for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

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

As of December 31, 2012, we held unrestricted and restricted cash and cash equivalents of approximately US$1,709.2 million and US$1,414.7 million, respectively, and HK$1.47 billion (approximately US$188.6 million) of the 2011 Credit Facilities remained available for future drawdown. The restricted cash related to our RMB Bonds proceeds of RMB2.3 billion (approximately US$367.6 million) and Studio City cash and cash equivalents of US$1,047.0 million. The RMB Bonds proceeds of RMB2.3 billion (approximately US$367.6 million) was deposited into a bank account for securing the Deposit-Linked Loan. The Studio City cash and cash equivalents of US$1,047.0 million comprised of net proceeds from offering of Studio City Notes and the unspent cash from the capital injection for the Studio City project from the company and SCI minority shareholder in accordance with our shareholder agreement, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms. See note 11 to the consolidated financial statements included elsewhere in this annual report for more information.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2012	2011	2010
	(In thousands of US$)
Net cash provided by operating activities	$950,233	$744,660	$401,955
Net cash used in investing activities	(1,335,718)	(585,388)	(190,310)
Net cash provided by financing activities	934,735	557,910	17,680
Effect of foreign exchange on cash and cash equivalents	1,935	(1,081)	—

Net increase in cash and cash equivalents	551,185	716,101	229,325
Cash and cash equivalents at beginning of year	1,158,024	441,923	212,598

Cash and cash equivalents at end of year	$1,709,209	$1,158,024	$441,923

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, slot machine play, food and beverage, and entertainment, conducted primarily on a cash basis.

Net cash provided by operating activities was US$950.2 million for the year ended December 31, 2012, compared to US$744.7 million for the year ended December 31, 2011. The increase in net cash provided in operating activities was mainly attributable to increased gaming volume and associated increase in revenues as described in the foregoing section. Net cash provided by operating activities was US$744.7 million for the year ended December 31, 2011, compared to US$402.0 million for the year ended December 31, 2010. The increase in net cash provided in operating activities was mainly attributable to significant improvement in casino revenues, as well as a full year of operation of The House of Dancing Water, which opened in September 2010.

Investing Activities

Net cash used in investing activities was US$1,335.7 million for the year ended December 31, 2012, compared to US$585.4 million for the year ended December 31, 2011, primarily due to an increase in restricted cash of US$1,047.0 million, capital expenditure payment of US$220.5 million as well as the land use rights payments of US$53.8 million.

For the year ended December 31, 2012, there was a net increase of US$1,047.0 million in the amount of restricted cash, primarily due to the deposit of net proceeds from the issuance of Studio City Notes of US$812.0 million and unspent cash from the capital injection for the Studio City project from the company and our SCI minority shareholder, of US$235.0 million, both of which are restricted for Studio City’s construction cost payment only in accordance with Studio City Notes and Studio City Project Facility terms. We also paid US$2.8 million for the acquisition of a majority interest in the issued share capital of MCP (net of cash and cash equivalents acquired of US$27.9 million) and US$2.5 million for the transaction costs for acquisition of Studio City in July 2011 during the year ended December 31, 2012.

Our total capital expenditure payments for the year ended December 31, 2012 were US$220.5 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City as well as an aircraft acquired for primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. We also paid US$35.4 million and US$16.0 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payment, respectively, during the year ended December 31, 2012.

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

We expect to incur significant capital expenditures for Studio City and the Philippines Project in the future. We also continue to evaluate the next phase of our development plan at City of Dreams. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures by segment for the years ended December 31, 2012, 2011 and 2010.

	Year Ended December 31,
	2012	2011	2010
	(in thousands of US$)
Mocha Clubs	$5,951	$23,558	$13,140
Altira Macau	7,105	6,662	7,784
City of Dreams	99,416	39,774	94,279
Studio City	115,385	713,253	—
Corporate and Others	56,141	2,387	4,457

Total capital expenditures	$283,998	$785,634	$119,660

Our capital expenditures for the year ended December 31, 2012 decreased sharply primarily due to the acquisition of Studio City completed during the year ended December 31, 2011, partially offset with the acquisition of the aircraft and continuous development of City of Dreams and Studio City during the year ended December 31, 2012.

Financing Activities

Net cash provided by financing activities amounted to US$934.7 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of Studio City Notes totaling US$825.0 million in November 2012, the proceeds from the drawdown of Aircraft Term Loan totaling US$43.0 million in June 2012, capital injection of US$140.0 million from SCI minority shareholder in accordance with our shareholder agreement and proceeds from the exercise of share options totaling US$3.6 million. These were offset in part by the payment of debt issuance costs of US$30.3 million, primarily associated with Studio City Notes and consent solicitation fee for the 2010 Senior Notes, the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million and prepaid debt issuance costs of US$18.8 million associated with Studio City Project Facility as well as repayment of the Aircraft Term Loan of US$2.8 million.

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

Net cash provided by financing activities amounted to US$17.7 million for the year ended December 31, 2010, primarily due to proceeds from the issuance of the 2010 Senior Notes amounting to US$592.0 million, offset in part by the repayment of long-term debt of US$551.4 million, of which US$444.1 million was used to repay the City of Dreams Project Facility, and payment of deferred financing costs primarily associated with the 2010 Senior Notes of US$22.9 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2012:

As of December 31, 2012
(in thousands of US$)
2011 Credit Facilities	$1,014,729
Studio City Notes	825,000
2010 Senior Notes, net (1)	593,967
RMB Bonds	367,645
Deposit-Linked Loan	353,278
Aircraft Term Loan	40,245

$3,194,864

Note:

(1)	Net of unamortized issue discount.

Major changes in our indebtedness during the year ended and subsequent to December 31, 2012 are summarized below.

In May 2012, we entered into a RMB forward exchange rate contract for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure which was expired in November 2012. During the year ended December 31, 2012, all outstanding interest rate swap agreements in connection with our City of Dreams Project Facility, expired.

In June 2012, our indirect wholly owned subsidiary entered into the Aircraft Term Loan facility for US$43.0 million, with an interest rate based on the London Interbank Offered Rate (“LIBOR”) plus a margin of 2.80% per annum and maturity date of June 27, 2019, to finance part of the acquisition of an aircraft. As of December 31, 2012, the Aircraft Term Loan facility has been fully drawn down.

On November 26, 2012, our subsidiary, Studio City Finance, issued US$825.0 million aggregate principal amount of 8.50% Studio City Notes due 2020, which were priced at par and listed on the Official List of the SGX-ST. The net proceeds were used to fund the Studio City project.

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. On March 28, 2013, we redeemed all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes were cancelled in late

March 2013. No 2010 Senior Notes are currently outstanding. A portion of the proceeds from the 2013 Senior Notes offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, the company had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant consent, which was capitalized as deferred financing cost.

On January 28, 2013, our subsidiary, Studio City Company Limited, entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion), comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date of the Studio City project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Company Limited and its subsidiaries.

On February 7, 2013, our subsidiary, MCE Finance, issued US$1.0 billion aggregate principal amount of 2013 Senior Notes with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Official List of the SGX-ST. The net proceeds were used to repurchase the 2010 Senior Notes in full and partially fund the redemption of the RMB Bonds.

In March 2013, we repaid in full the Deposit-Linked Loan with accrued interest and redeemed, in full, the RMB Bonds following which, the RMB Bonds were cancelled. No RMB Bonds are currently outstanding. The redemption was partly funded by the proceeds from the offering of 2013 Senior Notes.

In late March 2013, we prepaid the drawn revolving credit facility under the 2011 Credit Facilities of HK$1.7 billion (equivalent to approximately US$212.5 million) in full.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Finance, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or MCE Cotai Investments Limited (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facility in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the company ceasing to be publicly listed on certain designated stock exchanges or the steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes and 2013 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event (as referred to in the aforementioned paragraph) under the Studio City Notes or 2013 Senior Notes will trigger the requirement for us to offer to repurchase the Studio City Notes or 2013 Senior Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such Notes to the date of repurchase.

For further details of the above indebtedness, please refer to note 11 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Please also refer to “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure Of Contractual Obligations” for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects.

We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau properties, in particular, Studio City, the Philippines Project and potentially the next phase of City of Dreams.

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

We currently estimate the construction cost for Studio City will be approximately US$2.0 billion. However, this preliminary cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of December 31, 2012, we had incurred approximately US$139.8 million (excluding the cost of land) for the development of Studio City since our acquisition of a 60% equity interest in SCI, primarily for site preparation costs and design and consultation fees.

For the purpose of financing the Studio City project, we successfully offered the US$825.0 million Studio City Notes and obtained the HK$10.9 billion Studio City Project Facility, in November 2012 and January 2013, respectively. During the year ended December 31, 2012, MCE and SCI minority shareholder contributed US$350.0 million to the Studio City project in accordance with the shareholder agreement.

On October 25, 2012, an indirect subsidiary of our company, MCE Leisure Philippines, entered into a cooperation agreement for the Philippines Project. On December 19, 2012, our company, through each of MCE Philippines Investments and MCE Investments No.2, completed the acquisition of a majority interest in the issued and outstanding share capital of MCP.

MCP’s net contribution towards the Philippines Project up to the time of opening is estimated to be approximately US$620 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. We are considering different alternatives to finance the Philippines Project, including but not limited to debt and equity financing. On March 20, 2013, the board of directors of MCP approved a plan to raise additional capital of up to US$400 million through an equity offering including an over-allotment option.

We continue to evaluate the next phase of our development plan at City of Dreams, which we currently expect to include a luxury hotel. The development of the Philippines Project and the next phase of City of Dreams are subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2012, we had capital commitments contracted for, but not provided, totaling US$743.3 million mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 19 to the consolidated financial statements included elsewhere in this annual report.

As of December 31, 2012 and 2011, our gearing ratios (total debts divided by total assets) were 40.2% and 37.1%, respectively. Our gearing ratio increased as of December 31, 2012, primarily as a result of increased indebtedness from the issuance of Studio City Notes, offset by the increased cash and cash equivalents due to the growth of our business.

As of the date of this annual report, our deposit account in Taiwan is presented as restricted cash, as the account is frozen pursuant to an investigation by the Taiwanese authorities. The account had a balance of approximately TWD2.98 billion (equivalent to approximately US$102 million) at the time it was frozen. We are taking action to request the Taiwanese authorities to unfreeze the account. For further details, please refer to note 24(b) to the consolidated financial statements included elsewhere in this annual report.

Melco Crown Macau has a rating of “BB/stable” by Standard & Poor’s and a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into a license agreement with Crown Melbourne Limited and obtained an exclusive and non-transferable license to use the Crown trademark in Macau. Our hotel management agreements for the use of the Grand Hyatt and Hyatt Regency trademarks on a non-exclusive and non-transferable basis were terminated in August 2008 and replaced by a management agreement for the use of the Grand Hyatt trademarks to reflect the branding of the twin-tower hotels under the “Grand Hyatt” brand. In January 2007, we entered into a casino trademark license agreement and a hotel trademark license agreement (which was subsequently novated and amended by a Novation Agreement on August 20, 2008) with Hard Rock Holdings Limited, or Hard Rock, to use the Hard Rock brand in Macau at the City of Dreams. Pursuant to the agreements, we have the exclusive right to use the Hard Rock brand for the hotel and casino facility at City of Dreams for a term of ten years based on percentages of revenues generated at the property payable to Hard Rock. We also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. In addition, we have registered the trademarks “Altira,” “Mocha Club,” “City of Dreams” and “Melco Crown Entertainment” in Macau and other jurisdictions. We have also registered in Macau and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau. With regard to Studio City, while our branding strategy has not yet been finalized, we have registered a number of trademarks in Macau and Hong Kong (including the “Where Cotai Begins” trademark), which may ultimately be used as a component of our branding strategy for this project.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2012.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations (1):
2011 Credit Facilities	$128.4	$513.4	$372.9	$—	$1,014.7
RMB Bonds	367.6	—	—	—	367.6
Deposit-Linked Loan	353.3	—	—	—	353.3
2010 Senior Notes	—	—	—	600.0	600.0
Aircraft Term Loan	5.7	11.9	12.7	10.0	40.3
Studio City Notes	—	—	—	825.0	825.0
Fixed interest payments	140.4	263.3	263.3	227.5	894.5
Variable interest payments (2)	22.7	31.1	6.3	2.0	62.1
Operating lease obligations:
Operating leases, including Mocha Clubs locations	9.8	8.9	5.0	9.9	33.6
Other contractual commitments:
Government annual land use fees (3)	1.9	3.7	3.7	30.2	39.5
Fixed interest on land premium (3)	5.4	3.6	—	—	9.0
Construction, plant and equipment acquisition commitments	409.3	333.7	0.3	—	743.3
Gaming subconcession premium (4)	22.9	45.9	45.9	103.0	217.7

Total contractual obligations	$1,467.4	$1,215.5	$710.1	$1,807.6	$5,200.6

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and three-month HIBOR or three-month LIBOR as of December 31, 2012 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	The City of Dreams and Altira Macau sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of up to ten years each, until December 19, 2049. The land concession for the Studio City site, in which we hold a 60% equity interest, located on a land parcel in which we have received a land concession from the Macau government for a 25-year term from October 17, 2001, is renewable for further consecutive periods of ten years each until December 19, 2049. Renewals of these land concessions are subject to obtaining approvals from the Macau government. See “Item 4. Information on the Company — B. Business Overview — Our Properties” for further details of the land concession obligations.

(4)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (equivalent to approximately US$3.7 million) and minimum variable premium of MOP45.0 million (equivalent to approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as of December 31, 2012 through to the termination of the gaming subconcession in June 2022.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	36	Co-chairman, chief executive officer and executive director
James Douglas Packer	45	Co-chairman and non-executive director
John Peter Ben Wang	52	Non-executive director
Clarence Yuk Man Chung	50	Non-executive director
William Todd Nisbet	45	Non-executive director
Rowen Bruce Craigie	57	Non-executive director
James Andrew Charles MacKenzie	59	Independent non-executive director
Thomas Jefferson Wu	40	Independent non-executive director
Yiu Wa Alec Tsui	63	Independent non-executive director
Robert Wason Mactier	48	Independent non-executive director
Geoffrey Stuart Davis	44	Chief financial officer
Stephanie Cheung	50	Executive vice president and chief legal officer
Akiko Takahashi	59	Executive vice president and chief human resources/corporate social responsibility officer
Ying Tat Chan	41	Chief operating officer
Kelvin Tan	46	Executive vice president, international marketing
Ching Hui Hsu	39	President of Mocha Clubs

Directors

Mr. Lawrence Yau Lung Ho was appointed as our executive director on December 20, 2004 and has served as our co-chairman and chief executive officer since December 2004. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco.

As a Member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a Vice Patron of The Community Chest of Hong Kong; Member of Science and Technology Council of the Macau SAR Government; Member of All China Youth Federation; Member of Macau Basic Law Promotional Association; Chairman of Macau International Volunteers Association; Member of Campaign Committee of The Community Chest; Board of Governors of The Canadian Chamber of Commerce in Hong Kong; Honorary Lifetime Director of the Chinese General Chamber of Commerce, Hong Kong; President of Macau Canadian Chamber of Commerce; Honorary President of Association of Property Agents and Real Estate Developers of Macau and Director Executivo of the Macao Chamber of Commerce. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by the Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. And in 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Centre, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards. Mr. Ho was selected by FinanceAsia as one of the “Best CEOs” in Hong Kong for four consecutive years, from 2009 to 2012. He was also awarded “Asia’s Best CEO (Investor Relations)” at the Asian Excellence Awards by Corporate Governance Asia magazine in 2011, and was honored as one of the recipients of the 3rd Asian Corporate Director Recognition Awards in 2012. In 2013, he was once again selected as “Asia’s Best CEO (Investor Relations)” at the Asian Excellence Awards by Corporate Governance Asia magazine. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. James Douglas Packer was appointed as our non-executive director on March 8, 2005 and has served as our co-chairman since March 2005. Mr. Packer is the executive chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited (formerly called Challenger Financial Services Group Limited) from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, Ten Network Holdings Limited from December 2010 to March 2011, Ellerston Capital Limited from August 2004 to August 2011 and Consolidated Media Holdings Limited from December 2007 to November 2012.

Mr. John Peter Ben Wang was appointed as our non-executive director on November 21, 2006. Since November 2009, Mr. Wang has served as a non-executive director of MelcoLot Limited, a company listed on the HKSE. The principal activities of MelcoLot Limited include the management of lottery business, manufacturing and sales of lottery terminals and POS machines, and provision of management services for distribution of lottery products. Mr. Wang is also a non-executive director of Anxin-China Holdings Limited, a company listed on the HKSE, and is the chairman and executive director of Summit Ascent Holdings Limited, also listed on the HKSE. Mr. Wang was the chief financial officer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, Mr. Wang had over 18 years of professional experience in the securities and investment banking industry. Mr. Wang was a non-executive director of China Precious Metal Resources Holdings Co., Ltd., a company listed on HKSE, from January 2010 to December 2012. He was a non-executive director of Carnival Group

International Holdings Limited (formerly known as Oriental Ginza Holdings Limited), which is listed on the HKSE, until March 1, 2012. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

Mr. Clarence Yuk Man Chung was appointed as our non-executive director on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. Mr. Chung joined Melco in December 2003 and assumed the role of chief financial officer. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco, he has more than 20 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50 – 2009, 2010 and 2012” by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc. (formerly known as Elixir Gaming Technologies, Inc.), a company listed on the NASDAQ Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. William Todd Nisbet was appointed as our non-executive director on October 14, 2009. In addition, Mr. Nisbet has been appointed as a director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. He has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as executive vice president — strategy and development at Crown, Mr. Nisbet is responsible for all project development and construction operations of Crown. From August 2000 through July 2007, Mr. Nisbet held the position of executive vice president — project director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited, an operator of casinos and integrated resorts. Serving this role with Wynn Resorts Limited, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn Resorts Limited. Prior to joining Wynn Resorts Limited, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

Mr. Rowen Bruce Craigie was appointed as our non-executive director on March 8, 2005. Mr. Craigie has also been appointed as a director of our subsidiaries in various different jurisdictions. Mr. Craigie is the chief executive officer and managing director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2001, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the chief executive officer of PBL Gaming from 2006 to 2007 and as the chief executive officer of Crown Melbourne Limited from 2002 to 2007. Mr. Craigie was a director of Consolidated Media Holdings Limited from January 2002 to April 2009. Mr. Craigie joined Crown Melbourne Limited in 1993, was appointed as the executive general manager of its Gaming Machines department in 1996, and was promoted to chief operating officer in 2000. Prior to joining Crown Melbourne Limited, Mr. Craigie was the group general manager for gaming at the TAB in Victoria from 1990 to 1993, and held senior economic policy positions in Treasury and the Department of Industry in Victoria from 1984 to 1990. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive director on April 24, 2008. Mr. MacKenzie has also served as chairman of Mirvac Group since 2005. Mr. MacKenzie was appointed as a director of Yancoal Australia Limited on June 26, 2012 and serves as the co-vice chairman. He has been a non-executive director of Pacific Brands Ltd since 2008. He has also been appointed as an independent director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession since 1977, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively. He is the chairman of our audit committee.

Mr. Thomas Jefferson Wu was appointed as an independent non-executive director on December 18, 2006. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the HKSE, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003. Mr. Wu graduated with high honors from Princeton University in 1994 with a Bachelor of Science degree in Mechanical and Aerospace Engineering. He then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a Master of Business Administration degree in 1999. Mr. Wu is active in public service in both Hong Kong and Mainland China. He serves in a number of advisory roles at different levels of government. In Mainland China, he is a member of the Heilongjiang Provincial Committee of the 10th Chinese People’s Political Consultative Conference, a Standing Committee member and a member of the Huadu District Committee of The Chinese People’s Political Consultative Conference, as well as a member of the Executive Committee of the All-China Federation of Industry and Commerce, among other public service capacities. In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Government’s Standing Committee on Disciplined Services Salaries and Conditions of Service and a member of its Steering Committee on the Promotion of Electric Vehicles, a member of the Securities and Futures Commission Advisory Committee, as well as a member of the Board of Directors of the Community Chest of Hong Kong, the Hong Kong Sports Institute and the Asian Youth Orchestra Limited. He is also a member of the Council of the Hong Kong Baptist University effective from January 2013. Previously, he was a council member of The Hong Kong Polytechnic University and a member of the Court of The Hong Kong University of Science and Technology. In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. He is the Vice President (Asia/Oceania) of International Ice Hockey Federation, the Co-founder and Chairman of the Hong Kong Amateur Ice Hockey Club and the Hong Kong Academy of Ice Hockey. He is also the Honorary President of the Hong Kong Ice Hockey Association – the national sports association of ice hockey in Hong Kong, the Vice-President of the Chinese Ice Hockey Association, Honorary President of the Macau Ice Sports Federation and Honorary Chairman of the Ice Hockey Association of Taipei Municipal Athletics Federation. In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” He was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010 and the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in both 2011 and 2012, and named the “Asia’s Best CEO (Investor Relations)” in 2012. He is the chairman of our compensation committee, a member of our audit committee and a member of our nominating and corporate governance committee.

Mr. Yiu Wa Alec Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning,

information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of National Arts Holdings Limited (formerly known as Vertex Group Limited) from March 2002 to April 2009, Synergis Holdings Limited from January 2005 to September 2008, Greentown China Holdings Limited from June 2006 to June 2010, China Huiyuan Juice Group Limited from September 2006 to July 2010, and China BlueChemical Limited from April 2006 to June 2012, all of which are companies listed on the HKSE. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2006 and an independent non-executive director of a number of companies listed on the HKSE, Nasdaq, the Shanghai Stock Exchange and the Philippine Stock Exchange, including Industrial and Commercial Bank of China (Asia) Limited since August 2000, China Chengtong Development Group Limited since 2003, COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, Pacific Online Ltd. since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, Summit Ascent Holdings Limited since March 2011 and MCP, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee.

Mr. Robert Wason Mactier was appointed as an independent non-executive director on December 18, 2006. Mr. Mactier joined the board of directors of STW Communications Group Limited, a publicly listed Australian communications and advertising company, in December 2006 and became its independent non-executive chairman in July 2008. He was a non-executive director of Aurora Community Television Limited from 2005 to 2012. Since 1990, Mr. Mactier has held a variety of executive roles across the Australian investment banking and securities markets. He has been a consultant to UBS AG in Australia since June 2007. From March 1997 to January 2006, Mr. Mactier worked with Citigroup Pty Limited and its predecessor firms in Australia, and prior to this he worked with E.L.& C. Baillieu Limited from November 1994 to February 1997 and Ord Minnett Securities Limited from May 1990 to October 1994. During this time, he has gained broad advisory and capital markets transaction experience and specific industry expertise within the telecommunications, media, gaming, entertainment and technology sectors and across the private equity sectors. Prior to joining the investment banking industry, Mr. Mactier qualified as a chartered accountant in 1987, working with KPMG from January 1986 to April 1990 across their audit, management consulting and corporate finance practices. He obtained a bachelor’s degree in economics from the University of Sydney, Australia in 1986 and has been a Member of the Australian Institute of Company Directors since 2007. Mr. Mactier is a member of our compensation committee and nominating and corporate governance committee.

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

Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined our company. She has acted as the secretary to our board since she joined our company. Prior to joining us, Ms. Cheung was an of counsel at Troutman Sanders from 2004 to 2006 and prior to that she practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong.

Ms. Akiko Takahashi is our executive vice president and chief human resources/corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006, where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City, and where her last engagement prior to joining our company was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii / Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

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

Mr. Kelvin Tan is our executive vice president, international marketing, Mr. Tan joined our company in January 2009 and responsible for our company’s international marketing business, which includes overseeing the VIP Services operations, managing an international marketing network, and managing junkets operating at both City of Dreams and Altira Macau. Mr. Tan spent the earlier years of his gaming career in the Philippines and worked for companies including Genting International Resorts Inc. and Waterfront Properties Inc. Before arriving in Macau, he founded and ran a consultancy offering strategic planning, feasibility studies, valuations and junket development programs for casinos across Asia. Prior to joining our company, Mr. Tan was the Vice President of Business Development for Venetian Macau Ltd. Mr. Tan holds a bachelor’s degree in science and business administration and a master of business administration degree from Indiana University of Pennsylvania in the United States. He is also a graduate of the executive development program of the University of Nevada, Reno.

Ms. Ching Hui Hsu is our president of Mocha Clubs, and she was appointed to her current role in December 2008. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha Club’s former financial controller from September 2003 to September 2006 and its chief operating officer from December 2006 to November 2008, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002 and a doctorate degree in economics from Beijing Normal University in 2013. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998, a member of the American Institute of Certified Public Accountants in 1999, and an associate member of the Hong Kong Institute of Certified Public Accountants (formerly known as the Hong Kong Society of Accountants) in 2001.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our company as a group, amounted to approximately US$18.6 million for the year ended December 31, 2012. Details of the emoluments paid or payable to the directors during the year ended December 31, 2012 were as follows:

	Directors’ Fees	Salaries and Other Benefits	Performance Bonuses (1)	Retirement Benefit Scheme Contributions	Share-based Compensation	Total
	(In thousands of US$)
Co-chairman, executive director
Lawrence Yau Lung Ho (2)	$—	$1,387	$2,250	$2	$2,884	$6,523
Co-chairman, non-executive director
James Douglas Packer	—	—	—	—	—	—
Non-executive directors
John Peter Ben Wang	—	—	—	—	107	107
Clarence Yuk Man Chung	—	—	—	—	152	152
William Todd Nisbet	—	—	—	—	—	—
Rowen Bruce Craigie	—	—	—	—	—	—
Independent non-executive directors
James Andrew Charles MacKenzie	120	—	—	—	101	221
Thomas Jefferson Wu	106	—	—	—	107	213
Yiu Wa Alec Tsui	108	—	—	—	107	215
Robert Wason Mactier	84	—	—	—	107	191

	$418	$1,387	$2,250	$2	$3,565	$7,622

Notes

(1)	Performance bonuses are determined with reference to the individuals’ performance and the organizational and financial performance of the company.

(2)	Mr. Lawrence Yau Lung Ho is also the chief executive officer of our company and his emoluments disclosed above include those for services rendered by him as the chief executive officer.

Bonus Plan

We offer our management employees, including senior executive officers, the ability to participate in our company’s discretionary annual bonus plan. As part of this plan, employees may receive compensation in addition to their base salary upon satisfactory achievement of certain financial, strategic and individual objectives. Directors, other than Mr. Lawrence Ho, who participates in his capacity as our chief executive officer, are excluded from this plan. The discretionary annual bonus plan is administered at the sole discretion of our company and our compensation committee.

Equity Awards

In 2012, we issued options to acquire 1,118,553 of our ordinary shares pursuant to a share incentive plan our board adopted on October 6, 2011, or the 2011 Share Incentive Plan, to directors and senior executive officers of our company with exercise prices of US$4.6967 per share, or US$14.09 per ADS, and 762,585 restricted shares with grant date fair value at US$4.4267 per share, or US$13.28 per ADS. The options expire ten years after the date of grant. In 2012, 916,449 options and 404,099 restricted shares held by the directors and senior executive officers were forfeited. No further awards will be granted under the 2006 Share Incentive Plan and all subsequent awards will be issued under the 2011 Share Incentive Plan. See “— E. Share Ownership” for descriptions of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2012, we set aside or accrued US$297,797 to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”

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

Our board adopted Hong Kong corporate governance guidelines, which took effect upon the listing of our company in Hong Kong, to satisfy the requirements of the HKSE, with the intention of strengthening our corporate governance practice. Such guidelines are periodically reviewed and amended to ensure that they are responsive to developing legal requirements.

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

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest versions of the nominating and corporate governance committee charter and the audit committee charter adopted in December 2012 and the latest version of the compensation committee charter adopted in March 2012 to satisfy the requirements of the HKSE. The charters may be found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership and summary of the charters under which each committee operates are provided below.

Audit Committee

Our audit committee consists of Messrs. Thomas Jefferson Wu, Yiu Wa Alec Tsui and James Andrew Charles MacKenzie, and is chaired by Mr. MacKenzie. Each of our audit committee members also satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. We believe that Mr. MacKenzie qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the committee is to assist our board in overseeing and monitoring:

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

Compensation Committee

Our compensation committee consists of Messrs. Thomas Jefferson Wu, Yiu Wa Alec Tsui and Robert Wason Mactier, and is chaired by Mr. Wu. The purpose of the compensation committee is to discharge the responsibilities of the board relating to compensation of our executives, including by designing (in consultation with management and our board), recommending to our board for approval, and evaluating the executive and director compensation plans, policies and programs of our company.

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

•

at least annually, making recommendations to our board with respect to the compensation arrangements for our non-executive directors, and approving compensation arrangements for our executive director and executive officers, including the chief executive officer;

•

at least annually, reviewing and approving our general compensation scheme, incentive compensation plans and equity-based plans, and overseeing the administration of these plans and discharging any responsibilities imposed on the compensation committee by any of these plans;

•	reviewing and approving the compensation payable to our executive director and executive officers in connection with any loss or termination of their office or appointment;

•	reviewing and recommending any benefits in kind received by any director or approving executive officer where such benefits are not provided for under the relevant employment terms;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to officers;

•	together with the board, evaluating the performance of the compensation committee on an annual basis;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Yiu Wa Alec Tsui and Robert Wason Mactier, and is chaired by Mr. Tsui. The purpose of the nominating and corporate governance committee is to assist our board in discharging its responsibilities regarding:

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

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Mr. Lawrence Yau Lung Ho, upon notice to terminate employment from either the executive officer or our company, our company may limit the executive officer’s services for a period until the termination of employment. Each executive officer (or his estate, as applicable) is entitled to accrued amounts in relation to such executive officer’s employment with us upon termination due to disability or death. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

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

D. EMPLOYEES

Employees

We had 11,769, 11,071 and 10,913 employees as of December 31, 2012, 2011 and 2010, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2012, 2011 and 2010. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	December 31,
	2012		2011		2010
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	835	7.1%	777	7.0%	777	7.1%
Altira Macau	2,338	19.9	2,351	21.3	2,609	23.9
City of Dreams (1)	8,062	68.5	7,532	68.0	6,941	63.6
Corporate and centralized services (1)	534	4.5	411	3.7	586	5.4

Total	11,769	100.0%	11,071	100.0%	10,913	100.0%

Note:
(1)	Includes project management staff for Studio City.

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

Our Hong Kong employees participate in the mandatory provident fund scheme, or the MPF Scheme, which we operate. Effective June 1, 2012, the maximum monthly contribution by both employee and employer is increased from HK$1,000 to HK$1,250. With this increase, contributions to the MPF Scheme for these employees, with the exception of executive officers, are each set at 5% of the employees’ relevant income up to a maximum of HK$1,250 per employee per month. For executive officers, the employees’ contributions to the MPF Scheme are set at 5% of the employees’ salaries up to a maximum of HK$1,250 per employee per month, and our contribution to the MPF Scheme is set at 10% of the employees’ base salaries. The excess of contributions over our mandatory portion, which is 5% of the employees’ salaries up to a maximum of HK$1,250 per employee per month, are treated as our voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. Our contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from ours by independent trustees.

Our subsidiaries in certain other jurisdictions operate a number of defined contribution schemes. Contributions to the defined contribution schemes are made at a certain percentage of the employees’ payroll in accordance with applicable minimum mandatory requirements.

The total amounts of contributions made by us for such retirement schemes for each of the three years ended December 31, 2012, 2011 and 2010 were US$5.3 million, US$5.4 million and US$5.1 million, respectively.

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

As of December 31, 2012 the unvested share options granted under the 2006 Share Incentive Plan represented approximately 0.309% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2012 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our shareholders of approximately 0.308% and basic earnings per share of US$0.0008.

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

Maximum Number of Shares. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 shares. This limit may be increased from time to time, but by no more than 10% of the shares then in issue as of the date of the shareholders’ meeting to approve such increase. The shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the plan shall not exceed 30% of the shares in issue from time to time, as prescribed under relevant listing rules of the HKSE.

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

As of the date of this annual report, we have granted to certain employees (i) share options to subscribe for a total of 1,934,574 shares and (ii) restricted shares in respect of a total of 1,170,612 shares, pursuant to the 2011 Share Incentive Plan.

As of December 31, 2012 the unvested share options granted under the 2011 Share Incentive Plan represented approximately 0.115% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2012 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our shareholders of approximately 0.115% and basic earnings per share of US$0.0003.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as of December 31, 2012, is presented below:

	Exercise Price/Grant Date Fair Value per ADS (US$)	Number of Unvested Share Options/Restricted Shares	Vesting Period
Share Options
2009 Cancel and Re-issue Program	4.28	518,955	4 years
2009 Long Term Incentive Plan	3.04 – 3.26	1,129,125	4 years
2010 Long Term Incentive Plan	3.75 – 3.98	466,266	3 to 4 years
2011 Long Term Incentive Plan	7.57	3,009,831	3 years
2012 Long Term Incentive Plan	14.09	1,901,136	3 years

		7,025,313

Restricted Shares
2009 Long Term Incentive Plan	3.26	310,596	4 years
2010 Long Term Incentive Plan	3.75	233,142	3 to 4 years
2011 Long Term Incentive Plan	7.57	1,695,147	3 years
2012 Long Term Incentive Plan	13.28	1,153,890	3 years

		3,392,775

Remarks:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

(2)	11,859 share options and 5,931 restricted Shares were granted to a then newly joined employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(3)	33,438 share options and 16,722 restricted Shares granted under the 2011 Share Incentive Plan were cancelled in 2012 due to the resignation of certain employees.

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2012 are as follows:

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2012	Granted during the year		Reclassified during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Directors:
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	724,692	—		—	—	—	—	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	724,692	—		—	—	—	—	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	724,692	—		—	—	—	—	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	724,698	—		—	—	—	—	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	188,763	—		—	—	—	—	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	188,763	—		—	—	—	—	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	188,763	—		—	—	—	—	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	188,769	—		—	—	—	—	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	482,115	—		—	—	—	—	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	482,115	—		—	—	—	—	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52	482,268	—		—	—	—	—	482,268
	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	—	158,133	(18)	—	—	—	—	158,133
	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43	—	158,133	(18)	—	—	—	—	158,133
	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43	—	158,133	(18)	—	—	—	—	158,133

Sub-total:					5,100,330	474,399		—	—	—	—	5,574,729

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Clarence Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					194,664	—	—	—	—	—	194,664

Yiu Wa Alec Tsui	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	—	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	—	254,511

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					194,664	—	—	—	—	—	194,664

Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	—	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	—	254,511

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	—	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	—	254,511

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2012
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2009 to September 29, 2018	4.69	1.33	8,334	—	—	—	—	—	8,334
	September 30, 2008	April 24, 2010 to September 29, 2018	4.69	1.33	8,336	—	—	—	—	—	8,336
	September 30, 2008	April 24, 2011 to September 29, 2018	4.69	1.33	8,336	—	—	—	—	—	8,336
	September 30, 2008	April 24, 2012 to September 29, 2018	4.69	1.33	8,336	—	—	—	—	—	8,336
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	—	34,509

Sub-total:					171,378	—	—	—	—	—	171,378

Sub-total:					6,424,569	474,399	—	—	—	—	6,898,968

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2012	Granted during the year		Reclassified during the year	Exercised during the year (3)	Cancelled during the year		Lapsed during the year	Outstanding as of December 31, 2012
Employees (4)	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	77,211	—		—	—	—		—	77,211
Employees (5)	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	36,117	—		—	(17,460)	—		—	18,657
Employees (6)	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	6,715,125	—		(440,760)	(1,573,749)	—		—	4,700,616
Employees (7)	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	789,474	—		—	—	—		—	789,474
Employees (8)	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	773,043	—		(119,694)	(102,708)	—		—	550,641
Employees (9)	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	674,478	—		(105,792)	(73,584)	—		—	495,102
Employees (10)	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	140,400	—		—	—	—		—	140,400
Employees (11)	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	156,624	—		—	—	—		—	156,624
Employees (12)	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	304,290	—		—	(100,608)	14,976	(16)	—	218,658
Employees	July 28, 2010	July 28, 2011 to July 27, 2020	1.28	1.28	1,033,944	—		(1,033,944)	—	—		—	—
Employees (13)	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	300,000	—		—	—	—		—	300,000
Employees (14)	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	3,491,187	—		(363,810)	(167,175)	—		—	2,960,202
Employees (15)	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	—	1,460,175	(18) (19)	(33,438)	—	—		—	1,426,737

Sub-total:					14,491,893	1,460,175		(2,097,438)	(2,035,284)	14,976		—	11,834,322

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Exercised during the year (3)	Cancelled during the year		Lapsed during the year	Outstanding as of December 31, 2012
Others (17)	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	—	—	440,760	(434,250)	—		(6,510)	—
Others (17)	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	—	—	119,694	(43,884)	(75,810)		—	—
Others (17)	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	—	—	105,792	(44,724)	(61,068)		—	—
Others (17)	July 28, 2010	July 28, 2011 to July 27, 2020	1.28	1.28	—	—	1,033,944	(344,646)	(689,298)		—	—
Others (17)	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	—	—	363,810	(64,167)	(299,643)		—	—
Others (17)	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43	—	—	33,438	—	(33,438	) (20)	—	—

Sub-total:					—	—	2,097,438	(931,671)	(1,159,257)		(6,510)	—

Total					20,916,462	1,934,574	—	(2,966,955)	(1,144,281)		(6,510)	18,733,290

Notes:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2)	The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(3)	In respect of the share options exercised during the period, the weighted average closing price of the Shares immediately before and at the dates on which the options were exercised was US$4.41.

(4)	Among the 77,211 share options, 7,185 share options may be exercised during the period from September 10, 2008 to September 9, 2017, 15,561 share options may be exercised during the period from September 10, 2009 to September 9, 2017, 23,340 share options may be exercised during the period from September 10, 2010 to September 9, 2017 and 31,125 share options may be exercised during the period from September 10, 2011 to September 9, 2017.

(5)	Among the 18,657 share options, 4,662 share options may be exercised during the period from March 18, 2009 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2010 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2011 to March 17, 2018 and 4,671 share options may be exercised during the period from March 18, 2012 to March 17, 2018.

(6)	Among the 4,700,616 share options, 2,178,858 share options may be exercised during the period from November 25, 2010 to November 24, 2018 and 2,521,758 share options may be exercised during the period from November 25, 2011 to November 24, 2018.

(7)	Among the 789,474 share options, 197,367 share options may be exercised during the period from January 20, 2010 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2011 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2012 to January 19, 2019 and 197,373 share options may be exercised during the period from January 20, 2013 to January 19, 2019.

(8)	Among the 550,641 share options, 128,166 share options may be exercised during the period from November 25, 2010 to September 9, 2017, 134,151 share options may be exercised during the period from November 25, 2011 to September 9, 2017, 129,162 share options may be exercised during the period from November 25, 2012 to September 9, 2017 and 159,162 share options may be exercised during the period from November 25, 2013 to September 9, 2017.

(9)	Among the 495,102 share options, 120,075 share options may be exercised during the period from November 25, 2010 to March 17, 2018, 122,349 share options may be exercised during the period from November 25, 2011 to March 17, 2018, 116,754 share options may be exercised during the period from November 25, 2012 to March 17, 2018 and 135,924 share options may be exercised during the period from November 25, 2013 to March 17, 2018.

(10)	Among the 140,400 share options, 35,100 share options may be exercised during the period from November 25, 2010 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2011 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2012 to April 10, 2018 and 35,100 share options may be exercised during the period from November 25, 2013 to April 10, 2018.

(11)	The 156,624 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(12)	Among the 218,658 share options, 59,016 share options may be exercised during the period from May 26, 2012 to May 25, 2020 and 159,642 share options may be exercised during the period from May 26, 2013 to May 25, 2020.

(13)	Among the 300,000 share options, 150,000 share options may be exercised during the period from August 16, 2012 to August 15, 2020 and 150,000 share options may be exercised during the period from August 16, 2014 to August 15, 2020.

(14)	Among the 2,960,202 share options, 914,757 share options may be exercised during the period from March 23, 2012 to March 22, 2021, 1,022,493 share options may be exercised during the period from March 23, 2013 to March 22, 2021 and 1,022,952 share options may be exercised during the period from March 23, 2014 to March 22, 2021.

(15)	Among the 1,426,737 share options, 475,488 share options may be exercised during the period from March 29, 2013 to March 28, 2022, 475,596 share options may be exercised during the period from March 29, 2014 to March 28, 2022 and 475,653 share options may be exercised during the period from March 29, 2015 to March 28, 2022.

(16)	Reversal of cancelled share options in 2011 due to withdrawal of resignation of our employee.

(17)	The category “Others” represents the former employees of our Group.

(18)	Closing price of the share immediately before the date of grant of share option was US$4.65.

(19)	11,859 share options were granted to a then newly hired employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(20)	33,438 share options granted under the 2011 Share Incentive Plan were cancelled during the year due to resignation of certain employees.

Details of the movement in restricted shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2012 are as follows:

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2012
Directors:
Lawrence Yau Lung Ho	March 18, 2008	March 18, 2012	4.01	62,292			(62,292)	—	—
	March 17, 2009	March 17, 2013	1.09	241,566	—	—	—	—	241,566
	March 23, 2011	March 23, 2012	2.52	241,056	—	—	(241,056)	—	—
	March 23, 2011	March 23, 2013	2.52	241,056	—	—	—	—	241,056
	March 23, 2011	March 23, 2014	2.52	241,137	—	—	—	—	241,137
	March 29, 2012	March 29, 2013	4.43	—	79,065	—	—	—	79,065
	March 29, 2012	March 29, 2014	4.43	—	79,065	—	—	—	79,065
	March 29, 2012	March 29, 2015	4.43	—	79,068	—	—	—	79,068

Sub-total:				1,027,107	237,198	—	(303,348)	—	960,957

Clarence Yuk Man Chung	March 18, 2008	March 18, 2012	4.01	3,114	—	—	(3,114)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	—	—	(15,849)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	—	22,590	—	—	—	22,590
	March 29, 2012	March 29, 2014	4.43	—	22,590	—	—	—	22,590
	March 29, 2012	March 29, 2015	4.43	—	22,590	—	—	—	22,590

Sub-total:				62,175	67,770	—	(18,963)	—	110,982

Yiu Wa Alec Tsui	March 18, 2008	March 18, 2012	4.01	3,114	—	—	(3,114)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	—	—	(15,849)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2014	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	—	9,036	—	—	—	9,036

Sub-total:				62,175	27,108	—	(18,963)	—	70,320

John Peter Ben Wang	March 18, 2008	March 18, 2012	4.01	3,114	—	—	(3,114)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	—	—	(15,849)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2014	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	—	9,036	—	—	—	9,036

Sub-total:				62,175	27,108	—	(18,963)	—	70,320

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as of January 1, 2012	Granted during the year	Reclassified during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2012
Robert Wason Mactier	March 18, 2008	March 18, 2012	4.01	3,114	—	—	(3,114)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	—	—	(15,849)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2014	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	—	9,036	—	—	—	9,036

Sub-total:				62,175	27,108	—	(18,963)	—	70,320

Thomas Jefferson Wu	March 18, 2008	March 18, 2012	4.01	3,114	—	—	(3,114)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	—	—	(15,849)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2014	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	—	9,036	—	—	—	9,036

Sub-total:				62,175	27,108	—	(18,963)	—	70,320

James Andrew Charles MacKenzie	September 30, 2008	April 24, 2012	1.33	1,835	—	—	(1,835)	—	—
	March 17, 2009	March 17, 2013	1.09	11,505	—	—	—	—	11,505
	March 23, 2011	March 23, 2012	2.52	15,849	—	—	(15,849)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	—	—	—	15,849
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2014	4.43	—	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	—	9,036	—	—	—	9,036

Sub-total:				60,896	27,108	—	(17,684)	—	70,320

Sub-total:				1,398,878	440,508	—	(415,847)	—	1,423,539

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as of January 1, 2012	Granted during the year		Reclassified during the year	Vested during the year	Cancelled during the year		Outstanding as of December 31, 2012
Employees	March 18, 2008	March 18, 2012	4.01	56,919	—		—	(56,919)	—		—
Employees	April 11, 2008	April 11, 2012	4.32	11,583	—		—	(11,583)	—		—
Employees	April 1, 2010	April 1, 2012	1.55	64,410	—		—	(64,410)	—		—
Employees	May 26, 2010	May 26, 2013	1.25	78,315	—		—	—	—		78,315
Employees	May 26, 2010	May 26, 2012	1.25	76,059	—		—	(79,803)	3,744	(3)	—
Employees	May 26, 2010	May 26, 2013	1.25	76,083	—		—	—	3,744	(3)	79,827
Employees	July 28, 2010	July 28, 2012	1.28	172,323	—		(172,323)	—	—		—
Employees	July 28, 2010	July 28, 2013	1.28	172,326	—		(172,326)	—	—		—
Employees	August 16, 2010	August 16, 2012	1.25	75,000	—		—	(75,000)	—		—
Employees	August 16, 2010	August 16, 2014	1.25	75,000	—		—	—	—		75,000
Employees	March 23, 2011	March 23, 2012	2.52	581,799	—		(8,727)	(573,072)	—		—
Employees	March 23, 2011	March 23, 2013	2.52	581,799	—		(15,414)	—	(55,116)		511,269
Employees	March 23, 2011	March 23, 2014	2.52	582,009	—		(13,014)	—	(57,552)		511,443
Employees	March 29, 2012	March 29, 2013	4.43	—	243,288	(4)	(2,637)	—	(2,934	) (5)	237,717
Employees	March 29, 2012	March 29, 2014	4.43	—	243,366	(4)	(2,640)	—	(2,934	) (5)	237,792
Employees	March 29, 2012	March 29, 2015	4.43	—	243,450	(4)	(2,640)	—	(2,937	) (5)	237,873

Sub-total:				2,603,625	730,104		(389,721)	(860,787)	(113,985)		1,969,236

Others (2)	July 28, 2010	July 28, 2012	1.28	—	—		172,323	—	(172,323)		—
Others (2)	July 28, 2010	July 28, 2013	1.28	—	—		172,326	—	(172,326)		—
Others (2)	March 23, 2011	March 23, 2012	2.52	—	—		8,727	—	(8,727)		—
Others (2)	March 23, 2011	March 23, 2013	2.52	—	—		15,414	—	(15,414)		—
Others (2)	March 23, 2011	March 23, 2014	2.52	—	—		13,014	—	(13,014)		—
Others (2)	March 29, 2012	March 29, 2013	4.43	—	—		2,637	—	(2,637	) (5)	—
Others (2)	March 29, 2012	March 29, 2014	4.43	—	—		2,640	—	(2,640	) (5)	—
Others (2)	March 29, 2012	March 29, 2015	4.43	—	—		2,640	—	(2,640	) (5)	—

Sub-total:				—	—		389,721	—	(389,721)		—

Total				4,002,503	1,170,612		—	(1,276,634)	(503,706)		3,392,775

Notes:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

(2)	The category “Others” represents the former employees of our Group.

(3)	Reversal of cancelled restricted shares in 2011 due to withdrawal of resignation of our employee.

(4)	5,931 restricted shares were granted to a then newly joined employee on March 29, 2012 pursuant to the 2011 Share Incentive Plan.

(5)	16,722 restricted shares granted under the 2011 Share Incentive Plan were cancelled during the year due to resignation of certain employees.

A summary of the details in relation to the share options granted to participants under the 2011 Share Incentive Plan as of the date of this annual report, is set out below:

Date of grant	March 29, 2012
Exercise price	US$4.6967 per share
Number of shares involved	1,934,574
Closing price of the shares on the date of grant	US$4.4267 per share
Validity period of the share options	10 years from the date of grant

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

A summary of the details in relation to restricted shares granted to participants under the 2011 Share Incentive Plan as of the date of this annual report, is set out below:

Date of grant	March 29, 2012
Number of shares involved	1,170,612
Vesting Period	3 years from the date of grant

Among the restricted shares granted above, 440,508 shares were granted, with the approval of our compensation committee, to the following directors of our company, with details as follows:

		Number of restricted shares	Number of underlying shares involved	Vesting date
Name	Position			March 29, 2013	March 29, 2014	March 29, 2015
Mr. Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	237,198	237,198	79,065	79,065	79,068
Mr. Clarence Yuk Man Chung	Non-executive director	67,770	67,770	22,590	22,590	22,590
Mr. James Andrew Charles MacKenzie	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Robert Wason Mactier	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Yiu Wa Alec Tsui	Independent non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. John Peter Ben Wang	Non-executive director	27,108	27,108	9,036	9,036	9,036
Mr. Thomas Jefferson Wu	Independent non-executive director	27,108	27,108	9,036	9,036	9,036

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of April 5, 2013 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	559,229,043	33.65
Crown Asia Investments (4)	559,229,043	33.65

Capital Research and Management Company	1070,069,541	6.44

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “— Melco Crown Joint Venture.” However, Melco and Crown each disclaim beneficial ownership of the shares of our company owned by the other.

(2)	The address of Melco and Melco Leisure is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the HKSE.

(3)	Mr. Lawrence Yau Lung Ho, our co-chairman, chief executive officer and executive director as well as the chairman, chief executive officer and executive director of Melco, personally holds 18,162,612 ordinary shares of Melco, representing approximately 1.18% of Melco’s ordinary shares outstanding. In addition, 115,509,024 ordinary shares of Melco are held by Lasting Legend Ltd., 288,532,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust, and 298,982,187 ordinary shares of Melco are held by Great Respect Limited (“Great Respect”), all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Great Respect is a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members. Therefore, we believe that Mr. Ho beneficially owns an aggregate of 747,067,876 ordinary shares of Melco, representing approximately 48.70% of Melco’s ordinary shares outstanding.

(4)	The address of Crown and Crown Asia Investments is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange. As of April 5, 2013, Crown was approximately 50.01% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

As of December 31, 2012, a total of 1,658,059,295 ordinary shares were outstanding, of which 549,676,265 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary. In October 2007, we appointed BOCI Securities Limited to assist us in the administration of our 2006 Share Incentive Plan.

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

Memorandum of Agreement

Simultaneously with PBL entering into an agreement with Wynn Macau to obtain a subconcession on March 4, 2006, Melco and PBL executed a memorandum of agreement on March 5, 2006, relating to the amendment of certain provisions of the shareholders’ deed and other commercial agreements between Melco and PBL in connection with their joint venture. Melco and PBL supplemented the memorandum of agreement by entering into a supplemental agreement to the memorandum of agreement on May 26, 2006. Under the memorandum of agreement, as amended, Melco and PBL agreed in principle to share on a 50/50 basis the risks, liabilities, commitments, capital contributions and economic value and benefits with respect to gaming projects in the Territory, including in Macau, subject to PBL obtaining the subconcession and the transfer of control of Melco Crown Macau to us. The principal terms and conditions of the shareholders’ deed, as amended by the memorandum of agreement and the supplemental agreement to the memorandum of agreement, are:

•	Melco and PBL are to share on a 50/50 basis all the economic value and benefits with respect to all gaming projects in the Territory;

•	Melco and PBL are to appoint an equal number of members to our board, with no casting vote in the event of a deadlock or other deadlock resolution provisions;

•

All of the class A shares of Melco Crown Macau, representing 28% of all the outstanding capital stock of Melco Crown Macau, are to be owned by PBL Asia Limited (as to 18%) and the Managing Director of Melco Crown Macau (as to 10%), respectively. Mr. Lawrence Yau Lung Ho has been appointed to serve as the Managing Director of Melco Crown Macau. The holders of the class A shares, as a class, will have the right to one vote per share, receive an aggregate annual dividend of MOP1 and return of capital of an aggregate amount of MOP1 on a wind up or liquidation, but will have no right to participate in the winding up or liquidation assets;

•

All of the class B shares of Melco Crown Macau, representing 72% of all the outstanding capital stock of Melco Crown Macau are to be owned by MPEL Investments, our wholly owned subsidiary. As the holder of class B shares, we will have the right to one vote per share, receive the remaining distributable profits of Melco Crown Macau after payment of dividends on the class A shares, to return of capital after payment on the class A shares on a winding up or liquidation of Melco Crown Macau, and to participate in the winding up and liquidation assets of Melco Crown Macau;

•	The shares of Altira Developments and Melco Crown (COD) Developments and the operating assets of Mocha would be transferred to Melco Crown Macau;

•	MPEL (Greater China) and Mocha are to be liquidated or remain dormant; and

•	The provisions of the shareholders’ deed relating to the operation of our company are to apply to Melco Crown Macau.

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

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2012, 2011 and 2010, see note 20 to the consolidated financial statements included elsewhere in this annual report.

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

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

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

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of our subsidiary’s branch office in Taiwan, which may pose reputational and other risks to us. In an attempt to prevent the dissipation of any potential personal gains made by these employees from such alleged violations, the Taiwanese authorities have frozen one of our deposit accounts in Taiwan, which had a balance of approximately TWD2.98 billion (equivalent to approximately US$102 million) at the time the account was frozen. We are taking actions to request the Taiwanese authorities to unfreeze the account.

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

Our 2011 Credit Facilities, the 2013 Senior Notes, Studio City Notes, Studio City Project Facility and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We currently do not intend to pay dividends, and we cannot assure you that we will make dividend payments in the future.”

Under the Cayman Companies Law, subject to the provisions of our amended and restated memorandum of association or articles of association, the share premium account of our company may be applied to pay distributions or dividends to shareholders, provided that immediately following the date the distribution or dividend is proposed to be paid, we are able to pay our debts as they fall due in the ordinary course of business. The share premium included in our additional paid-in capital as of December 31, 2012 and 2011 amounted to approximately US$2,613.5 million and US$2,609.9 million, respectively. We recorded accumulated losses as of December 31, 2012 and 2011.

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

The following table provides the high and low trading prices for our ADSs on Nasdaq and for our ordinary shares on the HKSE for the periods indicated as follows:

	Nasdaq		HKSE
	High	Low	High	Low
	(in US$)		(in HK$)
Monthly High and Low
April 2013 (through April 5)	23.37	20.51	59.20	57.15
March 2013	23.39	18.70	59.80	48.35
February 2013	21.48	18.17	58.00	48.45
January 2013	21.17	17.32	53.00	42.40
December 2012	16.98	13.95	43.20	37.00
November 2012	15.59	13.43	40.00	35.80
October 2012	14.79	12.74	37.80	33.10
Quarterly High and Low
First Quarter 2013	23.39	17.32	59.80	42.40
Fourth Quarter 2012	16.98	12.74	43.20	33.10
Third Quarter 2012	13.56	9.13	34.90	24.50
Second Quarter 201	16.02	10.68	43.00	27.80
First Quarter 2012	14.26	9.46	37.35	24.25
Fourth Quarter 2011	12.40	7.05	—	—
Third Quarter 2011	16.15	8.15	—	—
Second Quarter 2011	12.91	7.57	—	—
First Quarter 2011	7.94	6.46	—	—
Annual High and Low
2012	16.98	9.13	43.20	24.25
2011	16.15	6.46	—	—
2010	7.13	3.30	—	—
2009	8.45	2.27	—	—
2008	14.76	2.31	—	—

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

D. EXCHANGE CONTROLS

Foreign Currency Exchange

The H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2010 Senior Notes, 2013 Senior Notes, Studio City Notes and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We accept foreign currencies from our customers and therefore, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies.

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

United States Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion neither deals with the tax consequences to any particular investor nor describes all of the tax consequences applicable to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds ADSs or ordinary shares, your tax treatment will generally depend on your status and the activities of the partnership. If you are a partner in such partnership, you should consult your tax advisor.

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying common shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ, as are our ADSs. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Any dividends we pay with respect to our ADSs or ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or ordinary shares equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADSs or ordinary shares for more than one year, you may be eligible for reduced U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances.

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2012. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the NASDAQ, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on NASDAQ and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may elect out of the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its pro rata share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.

Unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult your tax advisors regarding any reporting requirements that may apply to you.

You are strongly urged to consult your tax advisors regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our common shares, subject to certain exceptions (including an exception for ADSs or ordinary shares held in accounts maintained by certain financial institutions). You should consult your tax advisors regarding the effect, if any, of these rules on your ownership and disposition of ADSs or ordinary shares.

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

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. From December 31, 2010, the floating rates associated with the City of Dreams Project Facility were based on LIBOR and HIBOR plus a margin of 2.50% per annum or ranging from 1.50% to 2.00% per annum as adjusted in accordance with the leverage ratio of the original borrowing group. From June 30, 2011, as a result of our 2011 Credit Facilities, the floating rates associated with the City of Dreams Project Facility were further amended to HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio of the Borrowing Group. In addition, we entered into interest rate swaps in connection with our drawdowns under the City of Dreams Project Facility in accordance with our lenders’ requirements at such time under the City of Dreams Project Facility. As of December 31, 2011, we had three interest rate swap agreements that subsequently expired in February 2012. See note 11 and note 13 to the consolidated financial statements included elsewhere in this annual report for summaries of the terms of our indebtedness and the fair value of these interest rate swap agreements, respectively. Accordingly, as of December 31, 2012, we are subject to fluctuations in HIBOR.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2012 and 2011, approximately 67% and 57%, respectively, of our total debt was based on fixed rates. The increase was primarily due to the issuance of Studio City Notes in November 2012. Based on December 31, 2012 and 2011 debt and interest rate swap levels, an assumed 100 basis point change in the HIBOR and LIBOR would cause our annual interest cost to change by approximately US$10.5 million and US$8.9 million, respectively.

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

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2010 Senior Notes, 2013 Senior Notes and Studio City Notes, and certain expenses have been and are denominated in U.S. dollars and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a significant portion of our assets and liabilities denominated in Renminbi, as a result of our RMB Bonds and the associated restricted cash balances. The costs incurred with servicing and repaying such debt will be denominated in Renminbi.

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

Furthermore, we accept foreign currencies from our customers and as of December 31, 2012, in addition to H.K. dollars and Patacas, we hold a nominal amount of other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2012 and 2011. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs. During the year ended December 31, 2011, we entered into the Deposit-Linked Loan denominated in H.K. dollars, which is secured by the Renminbi restricted cash balances from the proceeds of the RMB Bond, and for future settlement of the principal amount on the RMB Bonds. During the years ended December 31, 2012 and 2011, we entered RMB forward exchange rate contracts for future settlement of interest on the RMB Bonds to hedge our exchange rate exposure. The forward contracts are primarily cash flow hedging instruments, the hedged item being the forecasted cash flows in H.K. dollars associated with a portion of the first two Renminbi interest payments on the RMB Bonds payable in November 2011 and May 2012, respectively. As of December 31, 2012, all RMB forward exchange rate contracts have been expired. We will consider our overall procedure for managing our foreign exchange risk from time to time.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness and foreign currency exposure as of December 31, 2012.

Major currencies in which our cash and cash equivalents and restricted cash were held as of December 31, 2012 were U.S. dollars, H.K. dollars, Renminbi, New Taiwan dollars, Philippine Pesos and Patacas. Based on the balances of cash and cash equivalents and restricted cash balances (excluding restricted cash balances from the RMB2.3 billion in proceeds from the RMB Bonds, for which currency fluctuations will be offset by the associated currency fluctuations of the RMB Bonds) as of December 31, 2012 and 2011, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$18.3 million and US$11.3 million for the years ended December 31, 2012 and 2011, respectively.

Based on the balances of long-term debt denominated in currencies other than U.S. dollars and restricted cash from the RMB2.3 billion in proceeds from the RMB Bonds as of December 31, 2012 and 2011, an assumed 1% change in the exchange rates between H.K. dollars or Renminbi against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.7 million for both years ended December 31, 2012 and 2011.

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

In the case of cash distributions, service fees are generally deducted from the cash being distributed. In the case of distributions other than cash, such as stock dividends or certain rights, the depositary charges the applicable ADS record date holder concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or in The Depository Trust Company (“DTC”)), the depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary generally collects the fees through the settlement systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the service fees paid to the depositary.

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

Our company’s management assessed the effectiveness of our company’s internal control over financial reporting as of December 31, 2012. In making this assessment, our company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework.

Based on this assessment, management concluded that, as of December 31, 2012, our company’s internal control over financial reporting is effective based on this framework.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our company’s internal control over financial reporting as of December 31, 2012, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that James Andrew Charles MacKenzie qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit committee satisfies the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B.	CODE OF ETHICS

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on November 27, 2012. We have filed our current code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code of business conduct and ethics on our website at www.melco-crown.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2012	2011
	(In thousands of US$)
Audit fees (1)	$1,147	$585
Audit-related fees (2)	75	—
Tax fees (3)	83	96
All other fees (4)	471	1,672

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statements for the six months ended June 30, 2012.

(3)	“Tax fees” include fees billed for tax consultations.

(4)	“All other fees” include the aggregate fees billed in respect of the role of reporting accountants and the internal control assessment associated with our listing by introduction on the HKSE in December 2011, which amounted to US$290,000 and the review of certain documents associated with the issuance of the Studio City Notes in November 2012, which amounted to US$103,000.

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

In September 2011, our board adopted Hong Kong corporate governance guidelines, which took effect upon the listing of our company in Hong Kong, and were amended in December 2012. As a company listed on the HKSE, we are expected to comply with applicable corporate governance and related requirements of the listing rules of the HKSE, including the Code on Corporate Governance Practices, unless an exemption is available. If we deviate from these corporate governance provisions, we are required to disclose the reasons for such deviation, if any, in our interim and annual reports.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Melco Crown Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on May 23, 2012 (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-3 (File No. 333-178215), filed with the SEC on May 23, 2012)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

Exhibit Number	Description of Document

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among our company (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Deed of Variation and Amendment dated July 27, 2007 between our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8	Form of Post-IPO Shareholders’ Agreement among our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Registration Rights Agreement among our company (formerly known as Melco PBL Holdings Limited), Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10*	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar

Exhibit Number	Description of Document

2.11*	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent

2.12*	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent

2.13*	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent

2.14*	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited

2.15*	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent

2.16*	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank

2.17*	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent

2.18*	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, between Melco PBL Gaming (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments Limited (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown Macau (formerly known as Melco PBL Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments Limited dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco Crown Macau (formerly known as Melco PBL Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.32	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.33	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.34	2011 Share Incentive Plan, adopted by EGM on October 6, 2011 (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.35*	Amendment Agreement in Respect of the Shareholders’ Agreement relating to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (formerly known as Cyber One Agents Limited)

4.36*	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No.2 (Philippines) Corporation

4.37*	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation

4.38*	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No.2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited

Exhibit Number	Description of Document

4.39*	Purchase Agreement, dated November 16, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited as specified therein and Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, BOCI Asia Limited, Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Merrill Lynch International and UBS AG, Hong Kong Branch as initial purchasers

4.40*	Acquisition Agreement, dated December 7, 2012, among Interpharma Holdings & Management Corporation, Pharma Industries Holdings Limited, MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation

4.41*	Purchase Agreement, dated January 29, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited as specified therein and Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Citigroup Global Markets Inc. and Merrill Lynch International as initial purchasers

4.42*	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No.2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation

4.43*	Sixth Amendment Agreement in Respect of the Senior Facilities Agreement, dated April 5, 2013, between Melco Crown Macau and Deutsche Bank AG, Hong Kong Branch as agent

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, amended and approved as of September 29, 2009 (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

11.2	Code of Business Conduct and Ethics, amended and approved as of September 29, 2011 (incorporated by reference to Exhibit 11.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

15.2*	Consent of Deloitte Touche Tohmatsu

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Lawrence Ho
	Name:	Lawrence Ho
	Title:	Co-Chairman and Chief Executive Officer

Date: April 18, 2013

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on May 23, 2012 (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-3 (File No. 333-178215), filed with the SEC on May 23, 2012)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and the holders and beneficial owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among our company (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Deed of Variation and Amendment dated July 27, 2007 between our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8	Form of Post-IPO Shareholders’ Agreement among our company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Registration Rights Agreement among our company (formerly known as Melco PBL Holdings Limited), Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

2.10*	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar

2.11*	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent

2.12*	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent

2.13*	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent

2.14*	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited

2.15*	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent

2.16*	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank

2.17*	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent

2.18*	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, between Melco PBL Gaming (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

Exhibit Number	Description of Document

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments Limited (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown Macau (formerly known as Melco PBL Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments Limited dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco Crown Macau (formerly known as Melco PBL Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

Exhibit Number	Description of Document

4.27	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.32	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.33	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.34	2011 Share Incentive Plan, adopted by EGM on October 6, 2011 (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.35*	Amendment Agreement in Respect of the Shareholders’ Agreement relating to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (formerly known as Cyber One Agents Limited)

Exhibit Number	Description of Document

4.36*	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No.2 (Philippines) Corporation

4.37*	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation

4.38*	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No.2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited

4.39*	Purchase Agreement, dated November 16, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited as specified therein and Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, BOCI Asia Limited, Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Merrill Lynch International and UBS AG, Hong Kong Branch as initial purchasers

4.40*	Acquisition Agreement, dated December 7, 2012, among Interpharma Holdings & Management Corporation, Pharma Industries Holdings Limited, MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation

4.41*	Purchase Agreement, dated January 29, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited as specified therein and Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Citigroup Global Markets Inc. and Merrill Lynch International as initial purchasers

4.42*	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No.2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation

4.43*	Sixth Amendment Agreement in Respect of the Senior Facilities Agreement, dated April 5, 2013, between Melco Crown Macau and Deutsche Bank AG, Hong Kong Branch as agent

8.1*	List of Subsidiaries

11.1	Code of Business Conduct and Ethics, amended and approved as of September 29, 2009 (incorporated by reference to Exhibit 11.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

11.2	Code of Business Conduct and Ethics, amended and approved as of September 29, 2011 (incorporated by reference to Exhibit 11.2 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

Exhibit Number	Description of Document

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

15.2*	Consent of Deloitte Touche Tohmatsu

101.INS**	XBRL Instance Document

101.SCH**	XBRL Taxonomy Extension Schema Document

101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB**	XBRL Taxonomy Extension Label Linkbase Document

101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
**	XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2012 and 2011	F-4

Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010	F-5

Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010	F-6

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2012, 2011 and 2010	F-7

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-8

Notes to Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010	F-10

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statement as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010	F-79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the years ended December 31, 2012, 2011 and 2010. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for the years ended December 31, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2012 of the Company and our report dated March 27, 2013 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 27, 2013

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,709,209	$1,158,024
Restricted cash (Note 11)	672,981	—
Accounts receivable, net (Note 3)	320,929	306,500
Amounts due from affiliated companies (Note 20(a))	1,322	1,846
Amount due from a shareholder (Note 20(d))	—	6
Income tax receivable	266	—
Inventories	16,576	15,258
Prepaid expenses and other current assets	27,743	23,882

Total current assets	2,749,026	1,505,516

PROPERTY AND EQUIPMENT, NET (Note 4)	2,684,094	2,655,429

GAMING SUBCONCESSION, NET (Note 5)	542,268	599,505

INTANGIBLE ASSETS, NET (Note 6)	4,220	4,220

GOODWILL (Note 6)	81,915	81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 7)	88,241	72,858

RESTRICTED CASH (Note 11)	741,683	364,807

DEFERRED TAX ASSETS (Note 15)	105	24

DEFERRED FINANCING COSTS	65,930	42,738

LAND USE RIGHTS, NET (Note 8)	989,984	942,968

TOTAL ASSETS	$7,947,466	$6,269,980

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable (Note 9)	$13,745	$12,023
Accrued expenses and other current liabilities (Note 10)	850,841	588,719
Income tax payable	1,191	1,240
Current portion of long-term debt (Note 11)	854,940	—
Amounts due to affiliated companies (Note 20(b))	949	1,137

Total current liabilities	1,721,666	603,119

LONG-TERM DEBT (Note 11)	2,339,924	2,325,980

OTHER LONG-TERM LIABILITIES (Note 12)	7,412	27,900

DEFERRED TAX LIABILITIES (Note 15)	66,350	70,028

LAND USE RIGHTS PAYABLE (Note 19(c))	71,358	55,301

COMMITMENTS AND CONTINGENCIES (Note 19)

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share
(Authorized — 7,300,000,000 shares as of December 31, 2012 and 2011 and issued — 1,658,059,295 and 1,653,101,002 shares as of December 31, 2012 and 2011, respectively (Note 14))	16,581	16,531
Treasury shares, at US$0.01 par value per share (11,267,038 and 10,552,328 shares as of December 31, 2012 and 2011, respectively (Note 14))	(113)	(106)
Additional paid-in capital	3,235,835	3,223,274
Accumulated other comprehensive losses	(1,057)	(1,034)
Retained earnings (accumulated losses)	134,693	(282,510)

Total Melco Crown Entertainment Limited shareholders’ equity	3,385,939	2,956,155
Noncontrolling interests	354,817	231,497

Total equity	3,740,756	3,187,652

TOTAL LIABILITIES AND EQUITY	$7,947,466	$6,269,980

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
OPERATING REVENUES
Casino	$3,934,761	$3,679,423	$2,550,542
Rooms	118,059	103,009	83,718
Food and beverage	72,718	61,840	56,679
Entertainment, retail and others	90,789	86,167	32,679

Gross revenues	4,216,327	3,930,439	2,723,618
Less: promotional allowances	(138,314)	(99,592)	(81,642)

Net revenues	4,078,013	3,830,847	2,641,976

OPERATING COSTS AND EXPENSES
Casino	(2,834,762)	(2,698,981)	(1,949,024)
Rooms	(14,697)	(18,247)	(16,132)
Food and beverage	(27,531)	(34,194)	(32,898)
Entertainment, retail and others	(62,816)	(58,404)	(19,776)
General and administrative	(226,980)	(220,224)	(199,830)
Pre-opening costs	(5,785)	(2,690)	(18,648)
Development costs	(11,099)	(1,110)	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(59,911)	(34,401)	(19,522)
Depreciation and amortization	(261,449)	(259,224)	(236,306)
Property charges and others	(8,654)	(1,025)	(91)

Total operating costs and expenses	(3,570,921)	(3,385,737)	(2,549,464)

OPERATING INCOME	507,092	445,110	92,512

NON-OPERATING EXPENSES
Interest income	10,958	4,131	404
Interest expenses, net of capitalized interest	(109,611)	(113,806)	(93,357)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses (Note 10)	—	(4,310)	—
Change in fair value of interest rate swap agreements	363	3,947	—
Amortization of deferred financing costs	(13,272)	(14,203)	(14,302)
Loan commitment fees	(1,324)	(1,411)	3,811
Foreign exchange gain (loss), net	4,685	(1,771)	3,563
Other income, net	115	3,664	1,074
Listing expenses	—	(8,950)	—
Loss on extinguishment of debt (Note 11)	—	(25,193)	—
Costs associated with debt modification (Note 11)	(3,277)	—	(3,310)

Total non-operating expenses	(111,363)	(157,902)	(102,117)

INCOME (LOSS) BEFORE INCOME TAX	395,729	287,208	(9,605)
INCOME TAX CREDIT (EXPENSE) (Note 15)	2,943	1,636	(920)

NET INCOME (LOSS)	398,672	288,844	(10,525)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	18,531	5,812	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$417,203	$294,656	$(10,525)

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.254	$0.184	$(0.007)

Diluted	$0.252	$0.182	$(0.007)

WEIGHTED AVERAGE SHARES USED IN NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,645,346,902	1,604,213,324	1,595,552,022

Diluted	1,658,262,996	1,616,854,682	1,595,552,022

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
Net income (loss)	$398,672	$288,844	$(10,525)

Other comprehensive (loss) income:
Foreign currency translation adjustment	16	(149)	32
Change in fair value of interest rate swap agreements	—	6,111	17,657
Change in fair value of forward exchange rate contracts	99	39	—
Reclassification to earnings upon discontinuance of hedge accounting (Note 10)	—	4,310	—
Reclassification to earnings upon settlement of forward exchange rate contracts	(138)	—	—

Other comprehensive (loss) income	(23)	10,311	17,689

Total comprehensive income	398,649	299,155	7,164
Comprehensive loss attributable to noncontrolling interests	18,540	5,812	—

Comprehensive income attributable to Melco Crown Entertainment Limited	$417,189	$304,967	$7,164

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders’ Equity
						Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings
					Additional Paid-in Capital			Noncontrolling Interests	Total Equity
	Ordinary Shares		Treasury Shares
	Shares	Amount	Shares	Amount
			(Note)
BALANCE AT JANUARY 1, 2010	1,595,617,550	$15,956	(471,567)	$(5)	$3,088,768	$(29,034)	$(566,641)	$—	$2,509,044

Net loss for the year	—	—	—	—	—	—	(10,525)	—	(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	—	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	—	17,657
Share-based compensation (Note 16)	—	—	—	—	6,045	—	—	—	6,045
Shares issued upon restricted shares vested (Note 14)	1,254,920	12	—	—	(12)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	8,785,641	88	(8,785,641)	(88)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 14)	—	—	43,737	1	(1)	—	—	—	—
Exercise of share options (Note 14)	—	—	804,285	8	930	—	—	—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)	—	2,523,191

Net income for the year	—	—	—	—	—	—	294,656	(5,812)	288,844
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	—	39
Reclassification to earnings upon discontinuance of hedge accounting (Note 10)	—	—	—	—	—	4,310	—	—	4,310
Acquisition of assets and liabilities (Note 22(b))	—	—	—	—	—	—	—	237,309	237,309
Share-based compensation (Note 16)	—	—	—	—	8,624	—	—	—	8,624
Shares issued upon restricted shares vested (Note 14)	310,575	3	—	—	(3)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	6,920,386	69	(6,920,386)	(69)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 14)	—	—	941,648	9	(9)	—	—	—	—
Exercise of share options (Note 14)	—	—	3,835,596	38	3,912	—	—	—	3,950
Issuance of shares for conversion of shareholders’ loans (Note 14)	40,211,930	403	—	—	115,020	—	—	—	115,423

BALANCE AT DECEMBER 31, 2011	1,653,101,002	16,531	(10,552,328)	(106)	3,223,274	(1,034)	(282,510)	231,497	3,187,652

Net income for the year	—	—	—	—	—	—	417,203	(18,531)	398,672
Capital contributions from noncontrolling shareholder	—	—	—	—	—	—	—	140,000	140,000
Foreign currency translation adjustment	—	—	—	—	—	16	—	(9)	7
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	—	(138)
Acquisition of assets and liabilities (Note 22(a))	—	—	—	—	—	—	—	1,860	1,860
Share-based compensation (Note 16)	—	—	—	—	8,973	—	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options (Note 14)	4,958,293	50	(4,958,293)	(50)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 14)	—	—	1,276,634	13	(13)	—	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—	—
Exercise of share options (Note 14)	—	—	2,966,955	30	3,601	—	—	—	3,631

BALANCE AT DECEMBER 31, 2012	1,658,059,295	$16,581	(11,267,038)	$(113)	$3,235,835	$(1,057)	$134,693	$354,817	$3,740,756

Note:	The treasury shares represent new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans. These shares are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$398,672	$288,844	$(10,525)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	378,597	350,862	313,065
Amortization of deferred financing costs	13,272	14,203	14,302
Amortization of deferred interest expense	2,138	1,142	—
Amortization of discount on senior notes payable	801	723	417
Excess payment on acquisition of assets and liabilities	5,747	—	—
Loss on disposal of property and equipment	887	426	176
Allowance for doubtful debts and direct write off	28,416	37,803	33,182
Loss on extinguishment of debt	—	25,193	—
Written off deferred financing costs on modification of debt	—	—	1,992
Share-based compensation	8,973	8,624	6,043
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	4,310	—
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	(138)	—	—
Change in fair value of interest rate swap agreements	(363)	(3,947)	—
Changes in operating assets and liabilities:
Accounts receivable	(42,367)	(69,741)	(45,795)
Amounts due from affiliated companies	524	(318)	(1,527)
Amount due from a shareholder	6	—	—
Income tax receivable	—	265	—
Inventories	(1,318)	(268)	(5,565)
Prepaid expenses and other current assets	(3,716)	(9,359)	1,914
Long-term prepayments, deposits and other assets	(2,679)	379	180
Deferred tax assets	(81)	1	(25)
Accounts payable	1,722	3,143	64
Accrued expenses and other current liabilities	164,886	94,182	94,190
Income tax payable	(313)	238	(34)
Amounts due to affiliated companies	(564)	412	(689)
Amounts due to shareholders	—	(267)	11
Other long-term liabilities	809	777	326
Deferred tax liabilities	(3,678)	(2,967)	253

Net cash provided by operating activities	950,233	744,660	401,955

CASH FLOWS FROM INVESTING ACTIVITIES
Changes in restricted cash	(1,047,019)	(185,992)	69,137
Acquisition of property and equipment	(220,480)	(90,268)	(197,385)
Payment for land use rights	(53,830)	(15,271)	(29,802)
Deposits for acquisition of property and equipment	(7,708)	(3,962)	(5,224)
Net payment for acquisition of assets and liabilities	(5,315)	(290,058)	—
Payment for entertainment production costs	(1,788)	(70)	(27,116)
Proceeds from sale of property and equipment	422	233	80

Net cash used in investing activities	$(1,335,718)	$(585,388)	$(190,310)

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2012	2011	2010

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	$(30,297)	$(36,135)	$(22,944)
Deferred payment for acquisition of assets and liabilities	(25,000)	—	—
Prepayment of deferred financing costs	(18,812)	—	—
Principal payments on long-term debt	(2,755)	(117,076)	(551,402)
Proceeds from long-term debt	868,000	706,556	592,026
Capital contribution from noncontrolling interests	140,000	—	—
Proceeds from exercise of share options	3,599	4,565	—

Net cash provided by financing activities	934,735	557,910	17,680

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	1,935	(1,081)	—

NET INCREASE IN CASH AND CASH EQUIVALENTS	551,185	716,101	229,325
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,158,024	441,923	212,598

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,709,209	$1,158,024	$441,923

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(102,015)	$(111,656)	$(85,183)
Cash paid for tax (net of refunds)	$(1,129)	$(827)	$(726)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Construction costs and property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	$60,475	$14,630	$16,885
Land use right cost funded through accrued expenses and other current liabilities and land use rights payable	$69,057	$—	$80
Costs of property and equipment funded through amounts due to affiliated companies	$428	$52	$—
Deferred financing costs funded through accrued expenses and other current liabilities	$7,080	$778	$240
Entertainment production costs funded through accrued expenses and other current liabilities	$15	$—	$—
Acquisition of assets and liabilities funded through accrued expenses and other current liabilities and other long-term liabilities	$—	$48,473	$—
Settlement of shareholders’ loans through issuance of shares	$—	$115,442	$—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (“HKSE”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and, through its indirect subsidiary, Melco Crown (Macau) Limited (formerly known as Melco Crown Gaming (Macau) Limited) (“Melco Crown Macau”), an operator of casino gaming and entertainment resort facilities focused on the Macau Special Administrative Region of the People’s Republic of China (“Macau”) market. The Group currently owns and operates City of Dreams — an integrated casino resort located at Cotai, Macau, Altira Macau — a casino hotel located at Taipa, Macau, Taipa Square Casino — a casino located at Taipa, Macau, Mocha Clubs — non-casino-based operations of electronic gaming machines in Macau, and has a 60% interest in Studio City — an integrated resort comprising entertainment, retail and gaming facilities being developed in Cotai, Macau.

On July 5, 2012, the Company, through its indirect subsidiary, MPEL Projects Limited, entered into a memorandum of agreement (the “MOA”) with SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc. and SM Development Corporation (collectively, the “SM Group”), Belle Corporation and PremiumLeisure and Amusement, Inc. (“PLAI”) (collectively, the “Philippine Parties”) for the development of an integrated resort project located within Entertainment City, Manila comprising a casino, hotel, retail and entertainment complex (the “Philippines Project”). Further to the MOA, on October 25, 2012, MCE Leisure (Philippines) Corporation (“MCE Leisure Philippines”), an indirect subsidiary of the Company, entered into a closing arrangement agreement, a cooperation agreement, a lease agreement and other related arrangements with the Philippine Parties in connection with the Philippines Project. Further information on closure of the agreements is included in Note 24(i). On December 19, 2012, the Company, through its indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Philippines Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”) acquired a majority interest in the issued share capital of Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation) (“MCP”), a company whose shares are listed on the Philippines Stock Exchange (the “PSE”). It is the Company’s intention to pursue Philippines based opportunities and operate its future Philippines businesses through MCE Leisure Philippines and MCP.

As of December 31, 2012 and 2011, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Limited (“Crown”), an Australian-listed corporation.

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

The restricted cash comprises of proceeds on the Renminbi (“RMB”) 2,300,000,000 3.75% bonds, due 2013 (the “RMB Bonds”) deposited into a bank account for securing a long-term Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) as disclosed in Note 11 and proceeds from the offering of the Group’s $825,000 8.50% senior notes, due 2020 (the “Studio City Notes”) and other bank accounts that are restricted for withdrawal and payment of Studio City project costs in accordance with the terms of Studio City Notes and other associated agreement as disclosed in Note 11.

(f)	Accounts Receivable and Credit Risk

Financial instruments that are potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including its gaming promoters in Macau which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2012 and 2011, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts Receivable and Credit Risk - continued

carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2012 and 2011, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

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

Property and equipment are stated at cost less accumulated depreciation. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

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

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 25 years or over the term of the land use right agreement, whichever is shorter
Aircraft	10 years
Leasehold improvements	10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, the Group’s senior secured credit facility as entered into on September 5, 2007 (the “City of Dreams Project Facility”), interest rate swap agreements, $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”), the RMB Bonds, the Deposit-Linked Loan, the City of Dreams Project Facility amended on June 30, 2011 (the “2011 Credit Facilities”), the Studio City Notes and the land premium payable for the land use right where Studio City is located. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially complete or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted-average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $120,021, $116,963 and $105,180, of which $10,410, $3,157 and $11,823 were capitalized for the years ended December 31, 2012, 2011 and 2010, respectively. No amortization of deferred financing costs were capitalized during the years ended December 31, 2012, 2011 and 2010.

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown Macau in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

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

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $13,272, $14,203 and $14,302 were amortized during the years ended December 31, 2012, 2011 and 2010, respectively.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition and Promotional Allowances - continued

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2012, 2011 and 2010 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2012	2011	2010
Rooms	$16,819	$12,696	$10,395
Food and beverage	39,014	28,653	27,870
Entertainment, retail and others	7,238	6,510	5,545

	$63,071	$47,859	$43,810

(p)	Point-loyalty Programs

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

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,024,697, $1,948,652 and $1,362,007 for the years ended December 31, 2012, 2011 and 2010, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with Studio City since its acquisition by the Group in July 2011 as disclosed in Note 22(b), and continues to incur such costs related to Studio City and other one-off activities related to the marketing of new facilities and operations.

(s)	Development Costs

Development costs include costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Advertising Expenses

The Group expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $37,096, $31,556 and $45,267 for the years ended December 31, 2012, 2011 and 2010, respectively.

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

The functional currencies of the Company and its major subsidiaries are the United States dollar (“$” or “US$”), the Hong Kong dollar (“HK$”), the Macau Pataca (“MOP”) or the Philippine Peso (“PHP”), respectively. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).

(v)	Share-based Compensation Expenses

The Group issued restricted shares and share options under its share incentive plans during the years ended December 31, 2012, 2011 and 2010.

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

Further information on the Group’s share-based compensation arrangements is included in Note 16.

(w)	Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions where it operates.

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

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Income Tax - continued

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

(x)	Net income (loss) attributable to the Company per share

Basic net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year.

Diluted net income (loss) attributable to the Company per share is calculated by dividing the net income (loss) attributable to the Company by the weighted-average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted-average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income (loss) attributable to the Company per share consisted of the following:

	Year Ended December 31,
	2012	2011	2010
Weighted-average number of ordinary shares outstanding used in the calculation of basic net income (loss) attributable to the Company per share	1,645,346,902	1,604,213,324	1,595,552,022
Incremental weighted-average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	12,916,094	12,641,358	—

Weighted-average number of ordinary shares outstanding used in the calculation of diluted net income (loss) attributable to the Company per share	1,658,262,996	1,616,854,682	1,595,552,022

During the years ended December 31, 2012 and 2011, 1,901,136 and 5,547,036 outstanding share options as at December 31, 2012 and 2011 were excluded from the computation of diluted net income attributable to the Company per share as their effect would have been anti-dilutive. During the year ended December 31, 2010, the Company had securities which would potentially dilute basic net loss attributable to the Company per share in the future, but which were excluded from the computation of diluted net loss attributable to the Company per share as their effect would have been anti-dilutive. Such outstanding securities consist of restricted shares and share options which result in an incremental weighted-average number of 9,377,509 ordinary shares from the assumed vesting of these restricted shares and exercise of these share options using the treasury stock method for the year ended December 31, 2010.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements and forward exchange rate contracts to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the City of Dreams Project Facility and exchange rate fluctuations for the interest payments of the RMB Bonds. The Group accounts for derivative financial instruments in accordance with applicable accounting standards. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

All outstanding interest rate swap agreements and forward exchange rate contracts expired during the year ended December 31, 2012. Further information on the Group’s outstanding financial instruments arrangements on interest rate swap agreements and forward exchange rate contracts as of December 31, 2011 are included in Note 10 and Note 11, respectively.

(z)	Comprehensive Income

Comprehensive income includes net income (loss), foreign currency translation adjustments, change in the fair value of interest rate swap agreements, change in fair value of forward exchange rate contracts and reclassification to earnings upon settlement of forward exchange rate contracts and is reported in the consolidated statements of comprehensive income. On June 30, 2011, the Group amended the City of Dreams Project Facility and the accumulated losses of interest rate swap agreements were reclassified to earnings as the interest rate swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility. Further information on the amendment of the City of Dreams Project Facility is included in Note 11.

The consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding presentation of comprehensive income, which was adopted by the Group on January 1, 2012.

As of December 31, 2012 and 2011, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2012	2011
Foreign currency translation adjustment	$(1,057)	$(1,073)
Change in the fair value of the forward exchange rate contracts	—	39

	$(1,057)	$(1,034)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards

Newly adopted accounting pronouncement:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update to align the principles for fair value measurements and the related disclosure requirements under U.S. GAAP and International Financial Reporting Standards (“IFRS”). The FASB update clarified existing fair value measurement and disclosure requirements, and expanded disclosure requirements for fair value measurements. The adoption of this amended standard was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In June 2011, the FASB issued an accounting standard update to revise the manner in which entities present comprehensive income in their financial statements, most significantly by requiring that comprehensive income be presented with net income in a continuous statement, or in a separate but consecutive statement and not within a statement of changes in equity and amending other presentation and disclosure requirements concerning comprehensive income. In December 2011, the FASB issued an accounting standard update to defer the requirement to present reclassifications between other comprehensive income or loss and net income or loss. The Group adopted these pronouncements on January 1, 2012. The presentation of comprehensive income was retrospectively applied for all the periods presented. The adoption of these pronouncements did not have a significant effect on the Group’s consolidated financial results or disclosures. Refer to consolidated statements of comprehensive income for the required presentation.

In September 2011, the FASB issued amended accounting guidance related to goodwill impairment testing. The amended guidance permits an entity to first assess qualitative factors before calculating the fair value of a reporting unit in the annual two-step quantitative goodwill impairment test required under current accounting standards. If it is determined that it is “more-likely-than-not” that the fair value of a reporting unit is not less than its carrying value, further testing is not needed. The amended guidance was effective for the Group as of January 1, 2012 and did not have a material impact on the Group’s consolidated financial results or disclosures.

Recent accounting pronouncement not yet adopted:

In July 2012, the FASB issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The amended guidance is effective for interim and annual impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2012	2011
Casino	$426,796	$385,898
Hotel	2,390	3,691
Other	5,007	3,686

Sub-total	$434,193	$393,275
Less: allowance for doubtful debts	(113,264)	(86,775)

	$320,929	$306,500

During the years ended December 31, 2012, 2011 and 2010, the Group has provided allowance for doubtful debts of $26,566, $36,871 and $32,241 and has directly written off accounts receivable of $1,850, $932 and $941, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2012	2011	2010
At beginning of year	$86,775	$41,490	$24,227
Additional allowance	26,566	36,871	32,241
Reclassified (to) from long-term receivables, net	(77)	8,414	(14,978)

At end of year	$113,264	$86,775	$41,490

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

	December 31,
	2012	2011
Current	$227,534	$220,141
1-30 days	51,207	41,571
31-60 days	9,842	3,344
61-90 days	1,941	2,573
Over 90 days	30,405	38,871

	$320,929	$306,500

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2012	2011
Cost
Buildings	$2,439,083	$2,439,117
Furniture, fixtures and equipment	430,941	403,577
Leasehold improvements	232,526	179,089
Plant and gaming machinery	153,660	147,084
Aircraft	54,632	—
Motor vehicles	7,629	4,273

Sub-total	$3,318,471	$3,173,140
Less: accumulated depreciation	(973,189)	(730,313)

Sub-total	$2,345,282	$2,442,827
Construction in progress	338,812	212,602

Property and equipment, net	$2,684,094	$2,655,429

As of December 31, 2012 and 2011, construction in progress in relation to City of Dreams included interest paid or payable on loans from shareholders, the City of Dreams Project Facility and interest rate swap agreements, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $7,551 in each of those years.

As of December 31, 2012 and 2011, construction in progress in relation to Studio City included interest paid or payable on the RMB Bonds, Studio City Notes and the land premium payable for the land use right where Studio City is located and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $37,273 and $15,628, respectively.

During the years ended December 31, 2012, 2011 and 2010, additions to property and equipment amounted to $283,998, $236,555 and $119,660, respectively and disposals of property and equipment at carrying amount were $1,310, $655 and $207, respectively.

5.	GAMING SUBCONCESSION, NET

	December 31,
	2012	2011
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(357,732)	(300,495)

Gaming subconcession, net	$542,268	$599,505

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2013 through 2021, and approximately $27,135 in 2022.

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

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2012, 2011 and 2010.

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2012	2011
Entertainment production costs	$70,356	$68,553
Less: accumulated amortization	(16,603)	(9,141)

Entertainment production costs, net	$53,753	$59,412
Deposits and other	32,105	11,143
Long-term receivables, net	2,383	2,303

Long-term prepayments, deposits and other assets	$88,241	$72,858

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective useful life of the entertainment show, whichever is shorter.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS - continued

Long-term receivables, net, represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $6,641 and $6,564 as of December 31, 2012 and 2011, respectively. During the year ended December 31, 2012, long-term receivables of $3,854 and allowance for doubtful debts of $3,854 were reclassified to current; and current accounts receivable of $3,453 and allowance for doubtful debts of $3,931 were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

8.	LAND USE RIGHTS, NET

	December 31,
	2012	2011
Altira Macau — Medium-term lease (“Taipa Land”)	$143,985	$141,543
City of Dreams — Medium-term lease (“Cotai Land”)	376,122	376,122
Studio City — Medium-term lease (“Studio City Land”)	653,564	549,079

	$1,173,671	$1,066,744
Less: accumulated amortization	(183,687)	(123,776)

Land use rights, net	$989,984	$942,968

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively.

The Studio City Land was acquired upon acquisition of assets and liabilities as disclosed in Note 22(b). The cost of Studio City Land was recognized in accordance with proposed amendment terms of the land concession contract issued by the Macau Government and accepted by Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of the Company, in November 2006. In June 2012, the Group recognized an additional land premium upon Studio City Developments’ acceptance of the final amendment proposal issued by the Macau Government which was published in the Macau official gazette on July 25, 2012. Further information on the final amendment proposal of Studio City Land is included in Note 19(c).

9.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2012	2011
Within 30 days	$10,786	$9,551
31-60 days	1,157	755
61-90 days	1,289	1,196
Over 90 days	513	521

	$13,745	$12,023

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2012	2011
Construction costs payable	$61,350	$13,316
Customer deposits and ticket sales	72,141	42,832
Gaming tax accruals	197,577	169,576
Interest expenses payable	20,254	12,180
Interest rate swap liabilities	—	363
Land use rights payable	53,000	15,960
Operating expense and other accruals	119,584	100,161
Other gaming related accruals	24,524	19,643
Outstanding gaming chips and tokens	278,167	187,978
Payables for acquisition of assets and liabilities (Note 22(b))	24,244	26,710

	$850,841	$588,719

In connection with the signing of the City of Dreams Project Facility in September 2007, Melco Crown Macau entered into floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and received variable interest which was based on the applicable Hong Kong Interbank Offered Rate (“HIBOR”) for each of the payment date. As of December 31, 2011, the notional amounts of the outstanding interest rate swap agreements amounted to $127,892. All interest rate swap agreements expired as of December 31, 2012.

Before the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed in Note 11, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments were recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive loss until the hedged interest expenses were recognized in the consolidated statements of operations.

Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting. Accordingly, the Group reclassified the accumulated losses of $4,310 recognized in accumulated other comprehensive losses prior to the discontinuance of hedge accounting to the consolidated statements of operations. The subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations. As of December 31, 2011, the interest rate swap liabilities of $363 represented the fair values of interest rate swap agreements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2012	2011
2011 Credit Facilities	$1,014,729	$1,014,729
Studio City Notes	825,000	—
2010 Senior Notes (1)	593,967	593,166
RMB Bonds	367,645	364,807
Deposit-Linked Loan	353,278	353,278
Aircraft Term Loan	40,245	—

	$3,194,864	$2,325,980
Current portion of long-term debt	(854,940)	—

	$2,339,924	$2,325,980

City of Dreams Project Facility

On September 5, 2007, Melco Crown Macau (the “Borrower”) entered into the City of Dreams Project Facility, which was subsequently amended from time to time, with certain lenders in an aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments (the “Scheduled Amortization Payments”) commencing on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition to the Scheduled Amortization Payments, the Borrower was also subject to quarterly mandatory prepayments (the “Mandatory Prepayments”) in respect of various amounts within certain subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) under the terms of the City of Dreams Project Facility.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility agreement and the Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group and security for the indebtedness included a first-priority mortgage, security and charges over certain assets and items of the Borrowing Group as well as other customary security in accordance with the terms of the City of Dreams Project Facility. The City of Dreams Project Facility also contained certain affirmative and negative covenants customary for such financings and required the Borrowing Group to comply with certain financial covenants. In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company.

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or HIBOR plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

City of Dreams Project Facility - continued

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. The Borrower recognized loan commitment fees on the City of Dream Project Facility of $461 during the year ended December 31, 2011, and a credit amount of $3,811 during the year ended December 31, 2010, which included a commitment fee of $814 and a reversal of accrual not required of $4,625.

In May 2010, the Borrower entered into an amendment agreement to the City of Dreams Project Facility, which, among other things, (i) amended the date of the first covenant test date to December 31, 2010; (ii) provided additional flexibility to the financial covenants; (iii) removed the obligation but retained the right to enter into any new interest rate or foreign currency swaps or other hedging arrangements; and (iv) restricted the use of the net proceeds received from the issuance of 2010 Senior Notes of approximately $577,066 to repayment of certain amounts outstanding under the City of Dreams Project Facility, including prepayment of the Term Loan Facility and Revolving Credit Facility of $293,714 and $150,352, respectively, and the remaining net proceeds of $133,000 deposited in a bank account that was restricted for use to pay Scheduled Amortization Payments commencing December 2010 as well as providing for a permanent reduction of the Revolving Credit Facility of $100,000. The Group recognized an expense of $3,310 as a result of the aforementioned debt modification.

In addition to the prepayment of the City of Dreams Project Facility in May 2010, during the years ended December 31, 2011 and 2010, the Borrower further repaid $89,158 and $35,693 and prepaid $20,896 and $71,643 of the Term Loan Facility, according to the Scheduled Amortization Payments and the Mandatory Prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dream Project Facility on June 30, 2011 as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was further amended pursuant to an amendment agreement entered into by, among others, the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, among other things: (i) reduce the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increase the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), of which both are denominated in Hong Kong Dollars; (ii) introduce new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extend the repayment maturity date; (iv) reduce and remove certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) remove MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the Borrowing Group (the “2011 Borrowing Group”).

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility will be repaid in quarterly instalments according to an amortization schedule commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility will be repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in

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

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities remains substantially the same as under the City of Dreams Project Facility (although the terms of the associated security documents have been amended for consistency and/or conformity with the 2011 Credit Facilities) except for securities related to MPEL (Delaware) LLC, which have been released.

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

Management believes that the 2011 Borrowing Group was in compliance with all covenants of the 2011 Credit Facilities as of December 31, 2012.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail below under “Distribution of Profits”). As of December 31, 2012 and 2011, the net assets of the 2011 Borrowing Group of approximately $2,382,000 and $1,896,000, respectively were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $1,324 and $950 were recognized during the years ended December 31, 2012 and 2011, respectively.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the difference between the applicable future cash flows under the 2011 Credit Facilities compared with the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011 was in excess of 10% of such applicable future cash flows. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fee and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

As of December 31, 2012, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down, resulting in total outstanding borrowings relating to the 2011 Credit Facilities of HK$7,894,594,570 (equivalent to $1,014,729) while HK$1,467,565,430 (equivalent to $188,633) of the 2011 Revolving Credit Facility remains available for future draw down.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”, a wholly-owned subsidiary of the Company) issued and listed the 2010 Senior Notes on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes are general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes are effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance (the “Subsidiary Group Guarantors”), including Melco Crown Macau (together with the Senior Guarantors, the “2010 Senior Notes Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior subordinated secured basis. The guarantees provided by the Senior Guarantors are general obligations of the Senior Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Senior Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Senior Guarantors. The guarantees provided by the Subsidiary Group Guarantors are general obligations of the Subsidiary Group Guarantors, rank subordinated in right of payment to indebtedness of such Subsidiary Group Guarantors’ obligations under the designated senior indebtedness described in the related offering

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2010 Senior Notes - continued

memorandum and rank senior in right of payment to any existing and future subordinated indebtedness of such Subsidiary Group Guarantors. Upon entering of the 2011 Credit Facilities, the guarantees provided under the 2010 Senior Notes were amended with the principal effect being that claims of noteholders under the 2010 Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities will rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The 2010 Senior Notes mature on May 15, 2018. Interest on the 2010 Senior Notes is accrued at a rate of 10.25% per annum and is payable semi-annually in arrears on May 15 and November 15 of each year, commencing on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility’s Scheduled Amortization Payments commencing December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The 2010 Senior Notes were reflected net of discount under long-term debt in the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the 2010 Senior Notes of $14,585 as deferred financing costs.

At any time after May 15, 2014, 2015 and 2016 and thereafter, MCE Finance may redeem some or all of the 2010 Senior Notes at the redemption prices of 105.125%, 102.563% and 100.000%, respectively, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2014, MCE Finance may redeem all or part of the 2010 Senior Notes at the redemption price set forth in the related offering memorandum plus the applicable “make-whole” premium described in the related offering memorandum plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date.

Prior to May 15, 2013, MCE Finance may redeem up to 35% of the principal amount of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at the redemption price of 110.25% of the principal amount of the 2010 Senior Notes, plus accrued and unpaid interest, additional amounts and liquidated damages, if any, to the redemption date. In addition, subject to certain exceptions and as more fully described in the related offering memorandum, MCE Finance may redeem the 2010 Senior Notes in whole, but not in part, at a price equal to 100% of the principal amount plus accrued interest and unpaid interest, additional amounts and liquidated damages, if any, to the date fixed by MCE Finance for redemption, if MCE Finance or any one of the 2010 Senior Notes Guarantors would become obligated to pay certain additional amounts as a result of certain changes in withholding tax laws or certain other circumstances. MCE Finance may also redeem the 2010 Senior Notes if the gaming authority of any jurisdiction in which the Company, MCE Finance or any of their respective subsidiaries conducts or proposes to conduct gaming requires holders or beneficial owners of the 2010 Senior Notes to be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required time period or is found unsuitable.

The indenture governing the 2010 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries’ ability to, among other

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2010 Senior Notes - continued

things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2012, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

In relation to aforesaid paragraphs, there are provisions under the indenture of the 2010 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2012 and 2011, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $2,500,000 and $2,018,000, respectively were restricted from being distributed under the terms of the 2010 Senior Notes.

MCE Finance has entered into a registration rights agreement whereby MCE Finance has registered the notes to be issued in an exchange offer for the 2010 Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allow MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a tender offer to purchase the 2010 Senior Notes, subject to certain conditions. On February 26, 2013, $599,135 aggregate principal amount of the 2010 Senior Notes were tendered and on February 27, 2013, MCE Finance elected to redeem the remaining outstanding aggregate principal amount of the 2010 Senior Notes of $865 on March 28, 2013. Further details of the tender offer and early redemption of the 2010 Senior Notes is included in Note 24(d).

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

At any time after May 9, 2012, the Company may redeem in whole, but not in part, the RMB Bonds at the principal amount, together with accrued interest. The Company may also redeem the RMB Bonds in whole, but not in part, at the principal amount together with accrued interest in the event that: i) as a result of any change in the laws of the Cayman Islands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such law or regulation after May 9, 2011, the Company satisfies the trustee that the Company has or will be required to pay additional amounts in respect of the RMB Bonds and such obligation cannot be avoided by taking reasonable measures available to the Company; ii) if at any time the gaming authority of any jurisdiction in which the Company and its subsidiaries conducts or proposes to conduct gaming requires that a person who is a holder or beneficial owner of the RMB Bonds be licensed, qualified or found suitable under applicable gaming laws and such holder or beneficial owner, as the case may be, fails to apply or becomes licensed or qualified within the required period or is found unsuitable; or iii) if immediately before giving such notice, at least 90% in principal amount of the RMB Bonds originally issued, including any further bonds issued prior to the time of the notice, has already been previously redeemed, or purchased and cancelled.

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

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs. Management believes the Company was in compliance with all covenants of the RMB Bonds as of December 31, 2012.

On March 11, 2013, the Company has completed the early redemption of the RMB Bonds in full in aggregate principal amount together with accrued interest. Further information on the redemption is included in Note 24(h).

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

Deposit-Linked Loan - continued

Deposit-Linked Loan outstanding. The Deposit-Linked Loan bears interest at a rate of 2.88% per annum and is payable semi-annually in arrears on May 8 and November 8 of each year, commencing on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable on November 9, 2011 at a rate of RMB1:HK$1.2096 and May 9, 2012 at a rate of RMB1:HK$1.2187. During the year ended December 31, 2011, one of the RMB forward contracts was settled on November 9, 2011 and as of December 31, 2011, the fair value of the remaining forward exchange rate contract of $7 was recorded as forward exchange rate contract receivable and included in prepaid expenses and other current assets. During the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable on November 9, 2012 at a rate of RMB1:HK$1.2201. During the year ended December 31, 2012, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 was reclassified from accumulated other comprehensive losses to interest expenses.

The Company capitalized the underwriting fee and related issuance costs in relation to the Deposit-Linked Loan of $800 as deferred financing costs. As of December 31, 2012, the RMB Bonds proceeds held as a security deposit of RMB2,300,000,000 (equivalent to $367,645), required to be set aside for the duration of this debt was recorded as current portion of restricted cash in the consolidated balance sheets. As of December 31, 2011, the security deposit of RMB2,300,000,000 (equivalent to $364,807) was recorded as non-current portion of restricted cash in the consolidated balance sheets.

On March 4, 2013, the Company has prepaid the Deposit-Linked Loan in full in aggregate principal amount together with accrued interest and the security deposit has been released. Further information on the prepayment is included in Note 24(g).

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”, formerly known as MCE Designs and Brands Limited), an indirect wholly-owned subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commencing September 27, 2012 until maturity on June 27, 2019, interest is calculated based on LIBOR plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2012, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”, an indirect subsidiary of the Company which holds 60% interest) issued and listed the Studio City Notes of $825,000 on the SGX-ST. The Studio City Notes were priced at par. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”, a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, a wholly-owned indirect subsidiary of Studio City Finance)) or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.50% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance will use the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering have been deposited in a bank account of Studio City Finance (the “Escrow Account”), which is restricted for use and will be released upon signing of the Studio City Project Facility. Upon release from the Escrow Account, all the net proceeds will be deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and will be available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which will be deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), which is restricted for use to pay future interest payments until the opening date (as defined in the Studio City Project Facility, the “Opening Date”) of the Studio City project. Concurrent with the submission of the first utilization request under the Studio City Project Facility, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 will be released from the Note Interest Reserve Account and be deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility, and the remaining amount in the Note Interest Reserve Account (less an amount equal

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Studio City Notes - continued

to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”). The security agent of the Studio City Project Facility will have security over the Note Debt Service Reserve Account and the Revenue Account. As of December 31, 2012, all of the net proceeds of Studio City Notes were placed in the Escrow Account. The Group classified 12-month sum of interest due on the Studio City Notes of $70,125 in the Escrow Account as current portion of restricted cash, while the remaining amount in the Escrow Account of $741,683 was classified as non-current portion of restricted cash on the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the Studio City Notes of $21,669 as deferred financing costs.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs will be financed in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 will be used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account will be used until they have been exhausted; and

•

thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, will be used until they have been exhausted.

The Studio City Notes will be subject to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Studio City Notes, plus accrued and unpaid interest from the issue date through the date of redemption in the event the Studio City Project Facility are not executed on or before March 31, 2013. The Studio City Project Facility was executed on January 28, 2013.

The Studio City Notes will also be subject to a special mandatory redemption at a redemption price equal to 101% of the aggregate principal amount of the Studio City Notes, plus accrued and unpaid interest from the last interest payment date through the date of redemption in the event that the funds are not released from the Note Proceeds Account prior to the date that is one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date.

At any time prior to December 1, 2015, Studio City Finance may redeem up to 35% of the aggregate principal amount of the Studio City Notes, with the net cash proceeds of certain equity offerings at a redemption price of 108.500% of the principal amount, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

At any time prior to December 1, 2015, Studio City Finance may also redeem all or part of the Studio City Notes at a redemption price equal to 100% of the principal amount plus the applicable premium described in the related offering memorandum plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Studio City Notes - continued

At any time on or after December 1, 2015, 2016, 2017 and 2018 and thereafter, Studio City Finance may redeem all or part of the Studio City Notes at the redemption prices of 106.375%, 104.250%, 102.125% and 100.000%, respectively, plus accrued and unpaid interest and additional amounts, if any, to the redemption date.

In addition, subject to certain exceptions and as more fully described in the related offering memorandum, Studio City Finance may redeem the Studio City Notes in whole, but not in part, at a price equal to 100% of the principal amount plus accrued interest and unpaid interest and additional amounts, if any, to the date fixed by Studio City Finance for redemption, if Studio City Finance or any one of the Studio City Notes Guarantors would become obligated to pay certain additional amounts as a result of certain changes in specified tax laws or certain other circumstances. Studio City Finance may also redeem the Studio City Notes if the gaming authority of any jurisdiction in which Studio City Finance or any of its affiliates (including Melco Crown Macau) conducts or proposes to conduct gaming requires holders or beneficial owners of the Studio City Notes to be licensed, qualified or found suitable under applicable gaming laws and such holders or beneficial owners, as the case may be, fails to apply or become licensed or qualified within the required time period or is found unsuitable.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries’ ability to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2012, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

In relation to aforesaid paragraphs, there are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its respective restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2012, the net assets of Studio City Finance and its respective restricted subsidiaries of approximately $252,000 were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On October 19, 2012, the Company, New Cotai Investments, LLC (“New Cotai Investments”, the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”, an indirect subsidiary of the Company which holds 60% interest)) and the Studio City Borrower entered into a commitment letter (the “Commitment Letter”) with certain lenders (the “Studio City Lenders”) for senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of $1,400,000 equivalent to fund the Studio City project. The Commitment Letter sets out the terms and conditions on which the Studio City Lenders are willing to arrange, manage the syndication of and underwrite the Studio City Project Facility to be provided to the Studio City Borrower. These terms and conditions include the principal terms of the Studio City Project Facility and conditions precedent to entering into the definitive agreement of the Studio City Project Facility.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Studio City Project Facility - continued

On January 28, 2013, the definitive agreement of the Studio City Project Facility was executed with minor changes to the terms and conditions set out in the Commitment Letter. The Studio City Project Facility was denominated in Hong Kong Dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on the date which is five years after the signing date of the definitive agreement of the Studio City Project Facility (the “Signing Date”) and is subject to quarterly amortization payments commencing on the earlier of (i) the first fiscal quarter end date falling not less than 45 months after the Signing Date and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until the date falling 18 months after the Signing Date. The Studio City Revolving Credit Facility matures on the date which is five years after the Signing Date and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility includes a first-priority mortgage over the land where the Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. The Studio City Project Facility contains affirmative, negative and financial covenants customary to such financings.

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements reasonably satisfactory to the Studio City Lenders to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period, which starts from the Signing Date of the definitive agreement of the Studio City Project Facility.

In connection with the Studio City Project Facility, Studio City International procured a completion guarantee, contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the agent has determined there is no other available funding. In support of such contingent equity commitment, Studio City International has agreed to either maintain letters of credit (with a liability cap of $225,000) in favor of the security agent for the Studio City Project Facility or cash collateral of $225,000. These letters of credit or cash collateral are required to

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Studio City Project Facility - continued

be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2012	2011	2010
Interest for City of Dreams Project Facility *	$—	$13,269	$39,157
Interest for 2011 Credit Facilities *	21,849	13,731	—
Interest for 2010 Senior Notes **	61,500	61,500	38,438
Amortization of discount in connection with issuance of 2010 Senior Notes **	801	723	417
Interest for RMB Bonds *	13,666	8,647	—
Interest for Deposit-Linked Loan *	10,064	6,300	—
Interest for Studio City Notes **	5,844	—	—
Interest for Aircraft Term Loan **	705	—	—

	$114,429	$104,170	$78,012
Interest capitalized	(7,900)	(3,157)	(11,823)

	$106,529	$101,013	$66,189

*	Long-term debt repayable within five years

**	Long-term debt repayable after five years

During the years ended December 31, 2012, 2011 and 2010, the Group’s average borrowing rates were approximately 5.06%, 5.50% and 6.71% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2012 are as follows:

Year ending December 31,
2013	$854,940
2014	262,559
2015	262,749
2016	379,161
2017	6,429
Over 2017 (2)	1,429,026

$3,194,864

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

The long-term debt are repayable as follows:

	December 31,
	2012	2011
Within one year or on demand	$854,940	$—
More than one year, but not exceeding two years	262,559	846,444
More than two years, but not exceeding five years	648,339	886,370
More than five years (1)	1,429,026	593,166

	$3,194,864	$2,325,980
Less: Amounts due within one year classified as current liabilities	(854,940)	—

	$2,339,924	$2,325,980

Notes

(1)	Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 and $6,834 as of December 31, 2012 and 2011, respectively.

(2)	Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

12.	OTHER LONG-TERM LIABILITIES

	December 31,
	2012	2011
Deferred rent liabilities	$5,591	$4,799
Retention payables	1,608	—
Other deposits received	213	196
Payables for acquisition of assets and liabilities (Note 22(b))	—	22,905

	$7,412	$27,900

13.	FAIR VALUE MEASUREMENTS

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

The carrying values of cash and cash equivalents and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits and long-term receivables approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2012 and 2011, which included the 2010 Senior Notes, the RMB Bonds, the Studio City Notes, the 2011 Credit Facilities, the Deposit-Linked Loan and the Aircraft Term Loan was approximately $3,330,599 and $2,371,716, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2010 Senior Notes, the RMB Bonds and the Studio City Notes. Fair value for the 2011 Credit Facilities, the Deposit-Linked Loan and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying values of land use rights payable and payables for acquisition of assets and liabilities as disclosed in Notes 10 and 12 approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2012 and 2011, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

The following fair value hierarchy table presents information about the Group’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 and 2011:

	Quoted Prices In Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Forward exchange rate contract receivable
December 31, 2012	$—	$—	$—	$—

December 31, 2011	$—	$7	$—	$7

Interest rate swap liabilities
December 31, 2012	$—	$—	$—	$—

December 31, 2011	$—	$363	$—	$363

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	FAIR VALUE MEASUREMENTS - continued

The fair value of these interest rate swap agreements and forward exchange rate contract approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements and the forward exchange rate arrangement represented a level 2 measurement in the fair value hierarchy.

14.	CAPITAL STRUCTURE

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

In connection with the Company’s restricted shares granted as disclosed in Note 16, nil, 310,575 and 1,254,920 ordinary shares were vested and issued during the years ended December 31, 2012, 2011 and 2010, respectively.

The Company issued 4,958,293, 6,920,386 and 8,785,641 ordinary shares to its depository bank for issuance to employees and Directors upon their future vesting of restricted shares and exercise of share options during the years ended December 31, 2012, 2011 and 2010 respectively. 1,276,634, 941,648 and 43,737 of these ordinary shares have been issued to employees and Directors upon vesting of restricted shares and 2,966,955, 3,835,596 and 804,285 of these ordinary shares have been issued to employees and Directors upon exercise of share options during the years ended December 31, 2012, 2011 and 2010, respectively. The balance of 11,267,038, 10,552,328 and 8,409,186 ordinary shares continue to be held by the Company for future issuance as of December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, 2011 and 2010, the Company had 1,646,792,257, 1,642,548,674 and 1,597,248,925 ordinary shares issued and outstanding, respectively.

15.	INCOME TAX (CREDIT) EXPENSE

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, in the Philippines and in other jurisdictions, respectively, during the years ended December 31, 2012, 2011 and 2010.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAX (CREDIT) EXPENSE - continued

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”) and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”) the declaration of utility purpose benefit in 2007 and 2011, respectively, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted for Altira Macau, Hard Rock Hotel and Crown Towers Hotel. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for purposes of assessment of Macau Complementary Tax. The Group has applied for the declaration of utility purpose benefit in respect of Grand Hyatt Macau. The Macau Government has also granted to Altira Hotel a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which it is entitled to a vehicle tax holiday, provided there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The Macau Government is considering the grant of the same benefit on specific vehicles purchased to Crown Towers Hotel, Hard Rock Hotel and Grand Hyatt Macau. The grant of the vehicles tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

The provision for income tax consisted of:

	Year Ended December 31,
	2012	2011	2010
Income tax provision for current year:
Macau Complementary Tax	$203	$223	$165
Hong Kong Profits Tax	513	822	473
Profits tax in other jurisdictions	238	161	65

Sub-total	$954	$1,206	$703

(Over) under provision of income tax in prior years:
Macau Complementary Tax	$(171)	$3	$(18)
Hong Kong Profits Tax	32	142	(1)
Profits tax in other jurisdictions	1	(21)	8

Sub-total	$(138)	$124	$(11)

Deferred tax (credit) charge:
Macau Complementary Tax	$(3,676)	$(2,779)	$166
Hong Kong Profits Tax	(81)	(185)	58
Profits tax in other jurisdictions	(2)	(2)	4

Sub-total	$(3,759)	$(2,966)	$228

Total income tax (credit) expense	$(2,943)	$(1,636)	$920

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAX (CREDIT) EXPENSE - continued

A reconciliation of the income tax (credit) expense to income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2012	2011	2010
Income (loss) before income tax	$395,729	$287,208	$(9,605)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	47,487	34,465	(1,153)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(556)	242	169
(Over) under provision in prior years	(138)	124	(11)
Effect of income for which no income tax expense is payable	(714)	(575)	(258)
Effect of expense for which no income tax benefit is receivable	17,317	12,191	7,868
Effect of tax holiday granted by Macau Government	(88,491)	(69,677)	(28,069)
Change in valuation allowance	22,152	21,594	22,374

	$(2,943)	$(1,636)	$920

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2012, 2011 and 2010, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2012, 2011 and 2010 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for income tax in the United States of America and in the Philippines for the years ended December 31, 2012, 2011 and 2010 were provided as the subsidiaries incurred tax losses.

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on casino gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2012, 2011 and 2010, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to the Company for the years ended December 31, 2012 and 2011 would have been decreased by $88,491 and $69,677, and basic and diluted net income attributable to the Company per share would have reported reduced income of $0.054 and $0.053 per share for the year ended December 31, 2012 and $0.043 and $0.043 per share for the year ended December 31, 2011, respectively, and the Group’s consolidated net loss attributable to the Company for the year ended December 31, 2010 would have been increased by $28,069, and basic and diluted net loss attributable to the Company per share would have reported additional loss of $0.018 per share. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The effective tax rates for the years ended December 31, 2012, 2011 and 2010 were negative rates of 0.7%, 0.6% and 9.6%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance for the years ended December 31, 2012, 2011 and 2010 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2012, 2011 and 2010.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAX (CREDIT) EXPENSE - continued

The deferred tax assets and liabilities as of December 31, 2012 and 2011 consisted of the following:

	December 31,
	2012	2011
Deferred tax assets
Net operating loss carried forwards	$63,022	$60,782
Depreciation and amortization	105	24
Deferred deductible expenses	3,089	—

Sub-total	$66,216	$60,806

Valuation allowance
Current	$(21,054)	$(17,816)
Long-term	(45,057)	(42,966)

Sub-total	$(66,111)	$(60,782)

Total net deferred tax assets	$105	$24

Deferred tax liabilities
Land use rights	$(64,497)	$(68,552)
Intangible assets	(505)	(505)
Unrealized capital allowance	(1,348)	(971)

Total net deferred tax liabilities	$(66,350)	$(70,028)

As of December 31, 2012 and 2011, valuation allowance of $66,111 and $60,782 were provided, respectively, as management does not believe that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2012, adjusted operating tax loss carry forwards, amounting to $175,451, $159,304 and $183,885 will expire in 2013, 2014 and 2015, respectively. Adjusted operating tax loss carried forwards of $142,678 has expired during the year ended December 31, 2012.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $1,150,000 at December 31, 2012 are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $138,000.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAX (CREDIT) EXPENSE - continued

periods. As of December 31, 2012 and 2011, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the United States of America and the Philippines are 6 years, 5 years, 3 years and 3 years, respectively.

16.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Group grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of HKSE on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share was granted under the 2006 Share Incentive Plan during the year ended December 31, 2012.

Share Options

The Group granted ordinary share options to certain personnel under the 2006 Share Incentive Plan during the years ended December 31, 2011 and 2010 with the exercise price determined at the closing price of the date of grant. These ordinary share options became exercisable over different vesting periods ranging from immediately vested on date of grant to four years with different vesting scale. The ordinary share options granted expire 10 years after the date of grant, except for options granted in the exchange program as described below which have exercise period ranging from 7.7 to 8.3 years.

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

2006 Share Incentive Plan - continued

Share Options - continued

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

The fair value per option under the 2006 Share Incentive Plan was estimated at the date of grant using the following weighted-average assumptions:

	December 31,
	2011	2010
Expected dividend yield	—	—
Expected stock price volatility	81.87%	79.24%
Risk-free interest rate	2.07%	1.78%
Expected average life of options (years)	5.1	5.5

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2012, and changes during the years ended December 31, 2012, 2011 and 2010 are presented below:

	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2010	22,342,398	$1.26
Granted	4,266,174	$1.17
Exercised	(804,285)	$1.17
Forfeited	(5,169,216)	$1.27
Expired	(181,578)	$4.48

Outstanding at December 31, 2010	20,453,493	$1.22
Granted	5,150,946	$2.52
Exercised	(3,835,596)	$1.03
Forfeited	(783,423)	$1.52
Expired	(68,958)	$4.40

Outstanding at December 31, 2011	20,916,462	$1.55
Exercised	(2,966,955)	$1.22
Forfeited	(1,110,843)	$1.63
Expired	(6,510)	$1.01

Outstanding at December 31, 2012	16,832,154	$1.61	6.53	$67,447

Exercisable at December 31, 2012	11,707,977	$1.44	6.15	$48,829

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Share Options - continued

A summary of share options vested and expected to vest under the 2006 Share Incentive Plan at December 31, 2012 are presented below:

	Vested
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $5.06) (Note)	11,707,977	$1.44	6.15	$48,829

Note: 3,673,901 share options vested and 6,510 share options expired during the year ended December 31, 2012.

	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $2.52)	5,124,177	$1.98	7.39	$18,618

The weighted-average fair value of share options granted under the 2006 Share Incentive Plan during the years ended December 31, 2011 and 2010 were $1.67 and $0.84, respectively. Share options of 2,966,955, 3,835,596 and 804,285 were exercised and proceeds amounted to $3,632, $3,950 and $938 were recognized during the years ended December 31, 2012, 2011 and 2010, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2012, 2011 and 2010 were $13,022, $8,348 and $767, respectively. As of December 31, 2012, there was $3,927 unrecognized compensation costs related to unvested share options under the 2006 Share Incentive Plan and the costs were expected to be recognized over a weighted-average period of 1.14 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2006 Share Incentive Plan during the years ended December 31, 2011 and 2010. These restricted shares have a vesting period ranging from immediately vested on date of grant to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ordinary share at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Restricted Shares - continued

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2012, and changes during the years ended December 31, 2012, 2011 and 2010 are presented below:

	Number of Restricted Shares	Weighted- Average Grant Date Fair Value
Unvested at January 1, 2010	3,246,031	$1.41
Granted	1,463,151	1.38
Vested	(1,298,657)	1.67
Forfeited	(761,466)	1.27

Unvested at December 31, 2010 and January 1, 2011	2,649,059	$1.31
Granted	2,908,383	2.52
Vested	(1,252,223)	1.07
Forfeited	(302,716)	1.97

Unvested at December 31, 2011 and January 1, 2012	4,002,503	$2.22
Vested	(1,276,634)	2.49
Forfeited	(486,984)	1.66

Unvested at December 31, 2012	2,238,885	$2.19

The total fair values at date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the years ended December 31, 2012, 2011 and 2010 were $3,181, $1,339 and $2,166, respectively. As of December 31, 2012, there was $2,761 of unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan and the costs are expected to be recognized over a weighted-average period of 1.21 years.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares, etc. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. There was no share option or restricted share granted during the year ended December 31, 2011. As of December 31, 2012 and 2011, 96,894,814 and 100,000,000 shares remain available for the grant of various share based awards under the 2011 Share Incentive Plan, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the year ended December 31, 2012 with the exercise price determined at the closing price on the date of grant. These share options became exercisable over a vesting period of three years. The share options granted expire 10 years after the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option grant issued, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted-average assumptions for options granted during the year ended December 31, 2012:

Expected dividend yield	—
Expected stock price volatility	67.82%
Risk-free interest rate	1.01%
Expected average life of options (years)	5.1

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2012, and changes during the year ended December 31, 2012 are presented below:

	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2012	—	$—
Granted	1,934,574	4.70
Forfeited	(33,438)	4.70

Outstanding at December 31, 2012	1,901,136	$4.70	9.25	$1,743

As of December 31, 2012, no share options granted under 2011 Share Incentive Plan were vested and exercisable.

A summary of share options expected to vest under the 2011 Share Incentive Plan at December 31, 2012 are presented below:

	Expected to Vest
	Number of Share Options	Weighted- Average Exercise Price per Share	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercise price per share ($4.70)	1,901,136	$4.70	9.25	$1,743

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

The weighted-average fair value of share options granted under the 2011 Share Incentive Plan during the year ended December 31, 2012 was $2.44. As of December 31, 2012, there was $3,466 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted-average period of 2.24 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the year ended December 31, 2012. These restricted shares have a vesting period of three years. The grant date fair value is determined with reference to the market closing price of the Company’s ordinary share at the date of grant.

A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of December 31, 2012, and changes during the year ended December 31, 2012 are presented below:

	Number of Restricted Shares	Weighted- Average Grant Date Fair Value
Unvested at January 1, 2012	—	$—
Granted	1,170,612	4.43
Forfeited	(16,722)	4.43

Unvested at December 31, 2012	1,153,890	$4.43

No restricted shares under the 2011 Share Incentive Plan were vested during the year ended December 31, 2012. As of December 31, 2012, there was $3,811 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted-average period of 2.24 years.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

The impact of share options and restricted shares for the years ended December 31, 2012, 2011 and 2010 recognized in the consolidated financial statements were as follows:

	Year Ended December 31,
	2012	2011	2010
2006 Share Incentive Plan
Share options	$4,033	$5,570	$4,439
Restricted shares	2,464	3,054	1,606

Subtotal	$6,497	$8,624	$6,045

2011 Share Incentive Plan
Share options	$1,179	$—	$—
Restricted shares	1,297	—	—

Subtotal	$2,476	$—	$—

Total share-based compensation expenses	$8,973	$8,624	$6,045
Less: share-based compensation expenses capitalized in construction in progress	—	—	(2)

Share-based compensation recognized in general and administrative expenses	$8,973	$8,624	$6,043

17.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees in Macau, Hong Kong and certain other jurisdictions.

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

Hong Kong

Employees employed by the Group in Hong Kong are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group. With effect from June 1, 2012, the maximum monthly contribution by both employee and employer is increased from HK$1,000 to HK$1,250. With this increase, for these employees, with exception of executive officers, the Group’s and the employees’ contributions to the MPF Scheme are each set at 5% of the employees’ relevant income up to a maximum of HK$1,250 per employee per month. For executive officers, the employees’ contributions to the MPF Scheme are set at 5% of the employees’ salaries up to a maximum of HK$1,250 per employee per month. The Group’s contribution to the MPF Scheme is set at 10% of the employees’ base salaries. The excess of contributions over the Group’s

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	EMPLOYEE BENEFIT PLANS - continued

Hong Kong - continued

mandatory portion, which is 5% of the employees’ salaries up to a maximum of HK$1,250 per employee per month, are treated as the Group’s voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. The Group’s contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of the Group by independent trustees.

Other Jurisdictions

The Group’s subsidiaries in certain other jurisdiction operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

During the years ended December 31, 2012, 2011 and 2010, the Group’s contributions into the defined contribution plans were $5,303, $5,414 and $5,070, respectively.

18.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2012 and 2011, the balance of the reserve amounted to $31,201 and $3, respectively.

The City of Dreams Project Facility contained restrictions on payment of dividends by the Borrowing Group which applied until the City of Dreams Project Facility was amended on June 30, 2011. There was a restriction on paying dividends during the construction phase of the City of Dreams project. Upon completion of the construction of the City of Dreams, the relevant subsidiaries would then be able to pay dividends if they satisfied certain financial tests and conditions.

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

The indenture governing the 2010 Senior Notes and the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and Studio City Finance, respectively and their respective restricted subsidiaries.

During the years ended December 31, 2012, 2011 and 2010, the Company did not declare or pay any cash dividends on the ordinary shares. No dividends have been proposed since the end of the reporting period.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2012, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams and Studio City totaling $743,263.

(b)	Lease Commitments and Other Arrangements

Operating Leases — As a lessee

The Group leases office space, Mocha Clubs sites and staff quarters under non-cancellable operating lease agreements that expire at various dates through June 2022. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2012, 2011 and 2010, the Group incurred rental expenses amounting to $18,573, $16,944 and $15,373, respectively which consisted of minimum rental expenses of $15,003, $16,944 and $15,373 and contingent rental expenses of $3,570, nil and nil, respectively.

As of December 31, 2012, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2013	$9,817
2014	5,031
2015	3,851
2016	2,686
2017	2,286
Over 2017	9,859

$33,530

As grantor of operating and right to use arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the City of Dreams site with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2012, 2011 and 2010, the Group received contingent fees amounting to $22,906, $18,053 and $12,801, respectively.

As of December 31, 2012, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2013	$12,530
2014	11,816
2015	6,353
2016	1,551
2017	163

$32,413

The total minimum future fees do not include the escalated contingent fee clauses.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Macau must maintain two bank guarantees issued by a specific bank with the Macau Government as the beneficiary in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 19(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

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

Land concession contracts - continued

periods of 10 years, subject to payment of a special contribution to be defined by the Macau Government, and impose special development conditions. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use right in the consolidated balance sheets and a nominal annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fee. During the land concession term, amendments have been sought which have or will result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

In March 2006, the Macau Government granted the Taipa Land on which Altira Macau is located to Altira Developments Limited (“Altira Developments”), an indirect subsidiary of the Company. The land premium of approximately $18,685 was fully paid in July 2006, a guarantee deposit of approximately $20 was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately $171 per annum are payable. As of December 31, 2012, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the remaining term of the land concession contract was $3,110.

In January 2013, Altira Developments accepted an initial terms for the revision of the land lease agreement of the Taipa Land, further details is disclosed in Note 24(a).

City of Dreams

In August 2008, the Macau Government granted the Cotai Land on which City of Dreams is located to Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”) and Melco Crown Macau. The initial land premium is approximately $105,091, of which approximately $96,810 have been paid as of December 31, 2012, and the remaining amount of approximately $8,281, accruing with 5% interest per annum, is due to be paid in February 2013. A guarantee deposit of approximately $424 was also paid upon acceptance of the land lease terms in February 2008. Melco Crown (COD) Developments applied for an amendment to the land concession contract in 2009 to increase the total developable gross floor area and the purpose of such area. The amendment required an additional land premium of approximately $32,118 which was fully paid in March 2010, and revised government land use fees to approximately $1,185 per annum. This amendment process was completed on September 15, 2010. As of December 31, 2012 and 2011, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $8,281 and $15,960, and in land use rights payable in an amount of nil and $8,281, respectively. As of December 31, 2012, the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the remaining term of the land concession contract was $24,384.

In February 2013, the Macau Government issued a land grant amendment proposal to Melco Crown (COD) Developments for the Cotai Land in respect of its amendment request applied in 2011. In March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the land grant amendment proposal, further details of the amendment proposal is included in Note 24(f).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land concession contracts - continued

Studio City

In October 2001, the Macau Government granted the Studio City Land on which Studio City is located to Studio City Developments. In accordance with the terms of the land concession contract, a land premium of approximately $2,910 was paid in 2005, a guarantee deposit of approximately $105 was made and government land use fees of approximately $105 per annum are payable. Since 2005, the land concession contract has been in the process of being amended.

In November 2006, the Macau Government issued a proposed amendment which was accepted by Studio City Developments that required an additional land premium of approximately $70,581 and the government land use fees would be revised to approximately $326 per annum during the development period of Studio City and approximately $527 per annum after the development period. An additional guarantee deposit of approximately $326 was paid upon acceptance of the land lease terms and conditions proposed by the Macau Government. Approximately $23,561 of the additional land premium was paid in 2006 and the remaining amount of approximately $47,020 would be due in five biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid within six months from the date the amended contract would be published in the Macau official gazette. The November 2006 proposed amendment was not published and since that date other amendments have been requested and are in progress with the Macau Government.

On July 25, 2012, an amendment to the land concession contract was published in the Macau official gazette. This amendment reflected an increase in the gross floor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. The amendment also revised the land premium to approximately $174,954 and revised the government land use fees to approximately $490 per annum during the development period of Studio City and approximately $1,131 per annum after the development period. Studio City Developments accepted the final amendment proposal on June 13, 2012, paid an additional guarantee deposit of approximately $490 to the Macau Government on June 12, 2012 and an additional land premium of approximately $35,316 on June 6, 2012. Apart from the land premium of approximately $23,561 which was paid in 2006, the remaining amount of revised land premium of approximately $116,077 will be due in five biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid within six months from the above mentioned date of publication of the amended contract in the Macau official gazette.

As of December 31, 2012 and 2011, the Group’s total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $44,719 and nil, and in land use right payable in an amount of $71,358 and $47,020, respectively. As of December 31, 2012, the Group’s total commitment for government land use fees for the Studio City site to be paid during the remaining term of the land concession contract was $12,033.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees

Except as disclosed in Note 11 to the consolidated financial statements, the Group has made the following significant guarantees as of December 31, 2012:

•

Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 19(c)(vi) to the consolidated financial statements.

•	The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•

Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 11, the Company and the Studio City Borrower (on a joint and several basis) and New Cotai Investments (on a several basis) provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents (“Studio City Mandate Documents”), such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. The indemnity does not apply to the Company in respect of any breach by New Cotai Investments of the Studio City Mandate Documents (and vice versa). The Company’s obligations under the indemnity will cease to have effect upon an amount of not less than $500,000 of equity contributions having been made and received by the Studio City Borrower from its shareholders. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

(e)	Litigation

As of December 31, 2012, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2012, 2011 and 2010, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2012	2011	2010
Transactions with affiliated companies
Chin Son, Limited (1)	Purchase of property and equipment	$—	$1,756	$—
Crown’s subsidiary	Consultancy fee expense	428	461	298
	Management fee expense	—	—	3
	Office rental expense	—	—	3
	Purchase of property and equipment	351	307	—
	Service fee expense (3)	—	—	(24)
	Software license fee expense	312	—	—
	Other service fee income	43	43	14
	Rooms and food and beverage income	—	—	3
Lisboa Holdings Limited (1)	Office rental expense	1,157	1,493	1,106
Melco’s subsidiaries and its associated companies	Advertising and promotional expenses	5	9	—
	Consultancy fee expense	483	509	570
	Management fee expense	14	14	14
	Office rental expense	586	533	533
	Operating and office supplies expenses	32	68	160
	Purchase of property and equipment	1,479	186	1,287
	Repairs and maintenance expenses	—	—	236
	Service fee expense (4)	646	502	524
	Other service fee income	345	307	254
	Rooms and food and beverage income	161	221	13
Melco Crown Entertainment Charity Association (“MCE Charity Association”) (2)	Donation expense	—	120	—
MGM Grand Paradise Limited (1)	Operating and office supplies expenses	—	—	3
Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”) (1)	Office rental expense	136	124	212
	Operating and office supplies expenses	20	20	18
	Purchase of property and equipment	—	6	—
	Repairs and maintenance expenses	3	—	—
	Traveling expense (5)	2,976	2,794	2,750
	Rooms and food and beverage income	77	445	64
Sky Shuttle Helicopters Limited (“Sky Shuttle”) (1)	Traveling expense	1,711	2,008	1,433

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

		Year Ended December 31,
Related companies	Nature of transactions	2012	2011	2010
Transactions with affiliated companies - continued
Sociedade de Jogos de Macau S.A. (“SJM”) (1)	Office rental expense	$—	$—	$158
	Traveling expense capitalized in construction in progress (5)	1	2	—
	Traveling expense recognized as expense (5)	327	482	—
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (the “STDM Group”) (1)	Advertising and promotional expenses	88	116	75
	Office rental expense	1,404	807	259
	Service fee expense	216	113	—
	Traveling expense capitalized in construction in progress (5)	8	—	3
	Traveling expense recognized as expense (5)	33	115	792
Transactions with shareholders
Crown	Consultancy fee capitalized in deferred financing costs	222	—	—
	Interest expense	—	97	86
	Other service fee income	—	4	—
	Rooms and food and beverage income	—	39	—
Melco	Development costs	3,000	—	—
	Interest expense	—	174	156
	Other service fee income	—	—	23
	Rooms and food and beverage income	—	15	39

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.

(2)	An association of which certain subsidiaries of the Company are directors.

(3)	The negative amount including reversal of over-accrual of related expense during the year.

(4)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(5)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income received or prepayment of operating expenses as of December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Melco’s subsidiary and its associated company	$1,312	$1,744
Shun Tak Group	10	102

	$1,322	$1,846

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2012 and 2011 were $1,740 and $1,841, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2012 and 2011 were $4 in each of those years.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2012 and 2011 were $110 and $236, respectively.

The outstanding balances due from affiliated companies as of December 31, 2012 and 2011 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses as of December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Crown’s subsidiary	$12	$18
Melco’s subsidiaries and its associated company	369	179
MCE Charity Association	—	120
Shun Tak Group	283	304
SJM	71	113
Sky Shuttle	159	302
STDM Group	55	101

	$949	$1,137

The outstanding balances due to affiliated companies as of December 31, 2012 and 2011 as mentioned above are unsecured, non-interest bearing and repayable on demand.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	RELATED PARTY TRANSACTIONS - continued

(c)	Loans From Shareholders

Melco and Crown provided loans to the Company mainly for working capital purposes, for the acquisition of the Altira Macau and the City of Dreams sites and for construction of Altira Macau and City of Dreams. The maximum amount of outstanding loan balances due to Melco and Crown during the year ended December 31, 2011 was HK$578,577,752 (equivalent to $74,367) and HK$501,157,031 (equivalent to $64,416), respectively.

The loan provided by Melco was unsecured, interest bearing at 3-month HIBOR per annum, except for the period from May 16, 2008 to May 15, 2009 which was interest bearing at 3-month HIBOR plus 1.5% per annum, and would have been repayable in May 2012; and the loan provided by Crown was unsecured, interest bearing at 3-month HIBOR per annum and would have been repayable in May 2012.

On November 18, 2011, Melco and Crown agreed to convert their respective shareholder loans into equity. They entered into a series of agreements, pursuant to which, on November 29, 2011:

•

Melco transferred by novation HK$180,000,000 (equivalent to $23,136) of the outstanding loan balances owed to Melco by the Company to Crown. On completion of the novation, the Company was indebted to Melco in the sum of HK$398,577,752 (equivalent to $51,231) and Crown in the sum of HK$501,157,031 (equivalent to $64,416).

•

Each of Melco and Crown agreed to convert outstanding loan balances owed by the Company to them into shares. The Company issued a total of 40,211,930 ordinary shares in connection with the shareholder loan conversion, based on a conversion price of $2.87 per share.

Subsequent to the shareholder loans conversion into equity as mentioned above, there were no loans from Melco and Crown as of December 31, 2012 and 2011.

(d)	Amount Due From A Shareholder

The amount of $6 due from Melco as of December 31, 2011, arising from operating income received, was unsecured, non-interest bearing and repayable on demand.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams and Studio City, which was acquired by the Group in July 2011. Taipa Square Casino, the Philippines Project which is currently in an early phase of development and MCP which had no revenue and incurred insignificant expenses during the year ended December 31, 2012, were included within Corporate and Others. During the years ended December 31, 2012, 2011 and 2010, all revenues were generated in Macau.

Total Assets

	December 31,
	2012	2011	2010
Mocha Clubs	$176,830	$174,404	$145,173
Altira Macau	617,847	577,145	571,504
City of Dreams	3,147,322	3,103,458	3,202,692
Studio City	1,844,706	713,637	—
Corporate and Others	2,160,761	1,701,336	965,071

Total consolidated assets	$7,947,466	$6,269,980	$4,884,440

Capital Expenditures

	Year Ended December 31,
	2012	2011	2010
Mocha Clubs	$5,951	$23,558	$13,140
Altira Macau	7,105	6,662	7,784
City of Dreams	99,416	39,774	94,279
Studio City	115,385	713,253	—
Corporate and Others	56,141	2,387	4,457

Total capital expenditures	$283,998	$785,634	$119,660

For the years ended December 31, 2012, 2011 and 2010, there was no single customer that contributed more than 10% of the total revenues.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations for the following years is as follows:

	Year Ended December 31,
	2012	2011	2010
NET REVENUES
Mocha Clubs	$143,260	$131,934	$111,984
Altira Macau	966,770	1,173,930	859,755
City of Dreams	2,920,912	2,491,383	1,638,401
Studio City	160	—	—
Corporate and Others	46,911	33,600	31,836

Total net revenues	$4,078,013	$3,830,847	$2,641,976

ADJUSTED PROPERTY EBITDA (1)
Mocha Clubs	$36,065	$40,475	$29,831
Altira Macau	154,697	246,300	133,679
City of Dreams	805,719	594,440	326,338
Studio City	(670)	(300)	—

Total adjusted property EBITDA	995,811	880,915	489,848

OPERATING COSTS AND EXPENSES
Pre-opening costs	(5,785)	(2,690)	(18,648)
Development costs	(11,099)	(1,110)	—
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(59,911)	(34,401)	(19,522)
Depreciation and amortization	(261,449)	(259,224)	(236,306)
Share-based compensation	(8,973)	(8,624)	(6,043)
Property charges and others	(8,654)	(1,025)	(91)
Corporate and Others expenses	(75,611)	(71,494)	(59,489)

Total operating costs and expenses	(488,719)	(435,805)	(397,336)

OPERATING INCOME	507,092	445,110	92,512

NON-OPERATING EXPENSES
Interest income	10,958	4,131	404
Interest expenses, net of capitalized interest	(109,611)	(113,806)	(93,357)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	(4,310)	—
Change in fair value of interest rate swap agreements	363	3,947	—
Amortization of deferred financing costs	(13,272)	(14,203)	(14,302)
Loan commitment fees	(1,324)	(1,411)	3,811
Foreign exchange gain (loss), net	4,685	(1,771)	3,563
Other income, net	115	3,664	1,074
Listing expenses	—	(8,950)	—
Loss on extinguishment of debt	—	(25,193)	—
Costs associated with debt modification	(3,277)	—	(3,310)

Total non-operating expenses	(111,363)	(157,902)	(102,117)

INCOME (LOSS) BEFORE INCOME TAX	395,729	287,208	(9,605)
INCOME TAX CREDIT (EXPENSE)	2,943	1,636	(920)

NET INCOME (LOSS)	398,672	288,844	(10,525)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	18,531	5,812	—

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$417,203	$294,656	$(10,525)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	SEGMENT INFORMATION - continued

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams and Studio City and to compare the operating performance of its properties with those of its competitors.

22.	ACQUISITION OF SUBSIDIARIES

(a)	Acquisition of MCP

On December 7, 2012, the Company, through its indirect subsidiaries, MCE Philippines Investments and MCE Investments No.2 (collectively referred to as the “Buyers”), entered into an acquisition agreement (the “Acquisition Agreement”) with two independent third parties, Interpharma Holdings & Management Corporation and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Proposed Acquisition”). Prior to completion of the Proposed Acquisition on December 19, 2012, MCP sold its two operating subsidiaries, Interphil Laboratories, Inc. and Lancashire Realty Holding Corporation, to the Selling Shareholders (or their affiliates) under the deeds of assignment dated December 7, 2012 between the Selling Shareholders (or their affiliates) and MCP (the “Subsidiary Sale Agreements”), in accordance with the terms of the Acquisition Agreement. The total consideration under the Acquisition Agreement was PHP1,259,000,000 (equivalent to $30,682) which included i) PHP200,000,000 (equivalent to $4,874) to the Selling Shareholders, and ii) PHP1,059,000,000 (equivalent to $25,808) on direction of the Selling Shareholders, to MCP in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. On December 19, 2012, MCP retained PHP1,059,000,000 (equivalent to $25,808), which represented the subsidiaries’ sale amount upon completion of the Proposed Acquisition.

On December 19, 2012, the Group completed the acquisition of 93.06% of the issued share capital of MCP. MCP did not have any operation and revenue immediately before the acquisition by the Group and the excess payment of $5,747 for acquisition of assets and liabilities of MCP does not have any measureable future economic benefits to the Group to qualify the recognition requirements of an asset, and was therefore expensed in the consolidated statements of operations and included in development costs.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	ACQUISITION OF SUBSIDIARIES - continued

(a)	Acquisition of MCP - continued

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:
Cash and cash equivalents	$27,876
Prepaid expenses and other current assets	13
Accrued expenses and other current liabilities	(1,094)
Noncontrolling interests	(1,860)

Net assets	$24,935
Excess payment on acquisition of assets and liabilities (including direct cost incurred) charged to consolidated statements of operations and included in development costs	5,747

$30,682

Total consideration satisfied by:
Cash paid	$30,682

(b)	Acquisition of Studio City Group

On June 16, 2011, the Company entered into a share purchase agreement and through its indirect subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Studio City International (together with its direct and indirect subsidiaries, the “Studio City Group”), which is the developer of Studio City. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Studio City Group at $200,000 and $60,000, respectively; where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the direct shareholder of New Cotai, LLC), for transferring to the Studio City Group the shares of other entities that own rights to develop the gaming areas of Studio City. The first and second instalments of $50,000 and $25,000 were settled by the Group in August 2011 and July 2012, respectively; and the remaining instalment of $25,000 will be payable in July 2013.

On July 27, 2011, the Group completed the acquisition of 60% equity interest in the Studio City Group. The Studio City Group did not have any operation and revenue immediately before the acquisition. The Group principally acquired a parcel of land and related construction in progress through the acquisition of the Studio City Group and this transaction was accounted for as acquisition of assets and liabilities.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	ACQUISITION OF SUBSIDIARIES - continued

(b)	Acquisition of Studio City Group - continued

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

In May 2010, MCE Finance (the “Issuer”), an indirect subsidiary of the Company (the “Parent”), issued the 2010 Senior Notes as disclosed in Note 11.

The Issuer and all subsidiary guarantors except Melco Crown Macau are 100% directly or indirectly owned by the Parent guarantor. Certain Macau laws require companies limited by shares (sociedade anónima) incorporated in Macau to have a minimum of three shareholders, and all gaming concessionaires and subconcessionaires to be managed by a Macau permanent resident, the managing director, who must hold at least 10% of the share capital of the concessionaire or subconcessionaire. In accordance with such Macau laws, approximately 90% of the share capital of Melco Crown Macau is indirectly owned by the Parent. While the Group complies with the Macau laws, Melco Crown Macau is considered an indirectly 100% owned subsidiary of the Parent for purposes of the consolidated financial statements of the Parent because the economic interest of the 10% holding of the managing director is limited to, in aggregate with other class A shareholders, MOP1 on the winding up or liquidation of Melco Crown Macau and to receive an aggregate annual dividend of MOP1. The City of Dreams Project Facility, the 2011 Credit Facilities and the gaming subconcession agreement significantly restrict the Parent’s, the Issuer’s and the subsidiary guarantors’ ability to obtain funds from each other guarantor subsidiary in the form of a dividend or loan.

Condensed consolidating financial statements for the Parent, Issuer, guarantor subsidiaries and non-guarantor subsidiaries as of December 31, 2012 and 2011, and for the years ended December 31, 2012, 2011, and 2010 are presented in the following tables. Information has been presented such that investments in subsidiaries, if any, are accounted for under the equity method and the principal elimination entries eliminate the investments in subsidiaries and intercompany balances and transactions. Additionally, the guarantor and non-guarantor subsidiaries are presented on a combined basis.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,887	$—	$1,516,952	$189,370	$—	$1,709,209
Restricted cash	367,645	—	—	305,336	—	672,981
Accounts receivables, net	—	—	320,929	—	—	320,929
Amounts due from affiliated companies	1,113	—	226	46	(63)	1,322
Intercompany receivables	77,471	7,523	110,062	164,479	(359,535)	—
Income tax receivable	266	—	—	—	—	266
Inventories	—	—	16,576	—	—	16,576
Prepaid expenses and other current assets	2,448	46	32,419	5,330	(12,500)	27,743

Total current assets	451,830	7,569	1,997,164	664,561	(372,098)	2,749,026

PROPERTY AND EQUIPMENT, NET	—	—	2,342,785	341,309	—	2,684,094
GAMING SUBCONCESSION, NET	—	—	542,268	—	—	542,268
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENT IN SUBSIDIARIES	4,123,067	3,088,129	4,446,983	1,214,081	(12,872,260)	—
ADVANCE TO INTERMEDIATE HOLDING COMPANY	—	—	—	281,567	(281,567)	—
ADVANCE TO ULTIMATE HOLDING COMPANY	—	—	—	17,795	(17,795)	—
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	—	—	65,437	22,804	—	88,241
RESTRICTED CASH	—	—	—	741,683	—	741,683
DEFERRED TAX ASSETS	—	—	—	105	—	105
DEFERRED FINANCING COSTS	1,427	24,167	18,790	21,546	—	65,930
LAND USE RIGHTS, NET	—	—	391,419	598,565	—	989,984

TOTAL ASSETS	$4,576,324	$3,119,865	$9,890,981	$3,904,016	$(13,543,720)	$7,947,466

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$—	$—	$13,745	$—	$—	$13,745
Accrued expenses and other current liabilities	6,465	8,028	684,518	164,330	(12,500)	850,841
Income tax payable	—	—	5	1,186	—	1,191
Intercompany payables	181,371	—	40,564	137,590	(359,525)	—
Current portion of long-term debt	720,923	—	128,359	5,658	—	854,940
Amounts due to affiliated companies	59	—	899	54	(63)	949

Total current liabilities	908,818	8,028	868,090	308,818	(372,088)	1,721,666

LONG-TERM DEBT	—	593,967	886,370	859,587	—	2,339,924
OTHER LONG-TERM LIABILITIES	—	—	5,800	1,612	—	7,412
DEFERRED TAX LIABILITIES	—	—	16,498	49,852	—	66,350
ADVANCE FROM ULTIMATE HOLDING COMPANY	—	—	1,055,607	619,280	(1,674,887)	—
LOAN FROM INTERMEDIATE HOLDING COMPANY	—	—	582,869	—	(582,869)	—
ADVANCE FROM IMMEDIATE HOLDING COMPANY	—	—	—	299,362	(299,362)	—
ADVANCE FROM A SUBSIDIARY	281,567	17,795	—	—	(299,362)	—
LAND USE RIGHTS PAYABLE	—	—	—	71,358	—	71,358
SHAREHOLDERS’ EQUITY
Total Melco Crown Entertainment Limited shareholders’ equity	3,385,939	2,500,075	6,475,747	1,694,147	(10,669,969)	3,385,939
Noncontrolling interests	—	—	—	—	354,817	354,817

TOTAL LIABILITIES AND EQUITY	$4,576,324	$3,119,865	$9,890,981	$3,904,016	$(13,543,720)	$7,947,466

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING BALANCE SHEETS

December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$77,805	$—	$1,014,033	$66,186	$—	$1,158,024
Accounts receivables, net	—	—	306,500	—	—	306,500
Amounts due from affiliated companies	1,551	—	299	46	(50)	1,846
Amount due from a shareholder	—	—	6	—	—	6
Intercompany receivables	49,889	7,822	59,500	171,217	(288,428)	—
Inventories	—	—	15,258	—	—	15,258
Prepaid expenses and other current assets	5,966	43	15,027	2,846	—	23,882

Total current assets	135,211	7,865	1,410,623	240,295	(288,478)	1,505,516

PROPERTY AND EQUIPMENT, NET	—	—	2,481,176	174,253	—	2,655,429
GAMING SUBCONCESSION, NET	—	—	599,505	—	—	599,505
INTANGIBLE ASSETS, NET	—	—	4,220	—	—	4,220
GOODWILL	—	—	81,915	—	—	81,915
INVESTMENT IN SUBSIDIARIES	3,415,113	2,599,928	4,114,259	381,420	(10,510,720)	—
ADVANCE TO ULTIMATE HOLDING COMPANY	—	—	—	56,140	(56,140)	—
LONG-TERM PREPAYMENTS,
DEPOSITS AND OTHER ASSETS	135	—	71,742	981	—	72,858
RESTRICTED CASH	364,807	—	—	—	—	364,807
DEFERRED TAX ASSETS	—	—	—	24	—	24
DEFERRED FINANCING COSTS	5,159	11,637	25,942	—	—	42,738
LAND USE RIGHTS, NET	—	—	408,630	534,338	—	942,968

TOTAL ASSETS	$3,920,425	$2,619,430	$9,198,012	$1,387,451	$(10,855,338)	$6,269,980

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$—	$—	$12,023	$—	$—	$12,023
Accrued expenses and other current liabilities	8,317	8,046	519,114	53,242	—	588,719
Income tax payable	67	—	—	1,173	—	1,240
Intercompany payables	181,609	—	73,254	33,565	(288,428)	—
Amounts due to affiliated companies	52	—	1,032	103	(50)	1,137

Total current liabilities	190,045	8,046	605,423	88,083	(288,478)	603,119

LONG-TERM DEBT	718,085	593,166	1,014,729	—	—	2,325,980
OTHER LONG-TERM LIABILITIES	—	—	4,986	22,914	—	27,900
DEFERRED TAX LIABILITIES	—	—	16,900	53,128	—	70,028
ADVANCE FROM ULTIMATE
HOLDING COMPANY	—	—	1,066,119	341,934	(1,408,053)	—
LOAN FROM INTERMEDIATE
HOLDING COMPANY	—	—	580,630	—	(580,630)	—
ADVANCE FROM IMMEDIATE
HOLDING COMPANY	—	—	—	56,140	(56,140)	—
ADVANCE FROM A SUBSIDIARY	56,140	—	—	—	(56,140)	—
LAND USE RIGHTS PAYABLE	—	—	8,281	47,020	—	55,301
SHAREHOLDERS’ EQUITY
Total Melco Crown Entertainment Limited shareholders’ equity	2,956,155	2,018,218	5,900,944	778,232	(8,697,394)	2,956,155
Noncontrolling interests	—	—	—	—	231,497	231,497

TOTAL LIABILITIES AND EQUITY	$3,920,425	$2,619,430	$9,198,012	$1,387,451	$(10,855,338)	$6,269,980

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the year ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
OPERATING REVENUES
Casino	$—	$—	$3,934,761	$—	$—	$3,934,761
Rooms	—	—	119,994	—	(1,935)	118,059
Food and beverage	—	—	78,507	—	(5,789)	72,718
Entertainment, retail and others	—	—	104,673	997	(14,881)	90,789

Gross revenues	—	—	4,237,935	997	(22,605)	4,216,327
Less: promotional allowances	—	—	(138,314)	—	—	(138,314)

Net revenues	—	—	4,099,621	997	(22,605)	4,078,013

OPERATING COSTS AND EXPENSES
Casino	—	—	(2,837,176)	—	2,414	(2,834,762)
Rooms	—	—	(14,989)	—	292	(14,697)
Food and beverage	—	—	(28,115)	—	584	(27,531)
Entertainment, retail and others	—	—	(72,184)	—	9,368	(62,816)
General and administrative	(26,164)	(88)	(231,503)	(68,122)	98,897	(226,980)
Pre-opening costs	—	—	(3,139)	(2,671)	25	(5,785)
Development costs	—	—	—	(11,099)	—	(11,099)
Amortization of gaming subconcession	—	—	(57,237)	—	—	(57,237)
Amortization of land use rights	—	—	(19,653)	(40,258)	—	(59,911)
Depreciation and amortization	—	—	(257,650)	(3,799)	—	(261,449)
Property charges and others	—	—	(8,654)	—	—	(8,654)

Total operating costs and expenses	(26,164)	(88)	(3,530,300)	(125,949)	111,580	(3,570,921)

OPERATING (LOSS) INCOME	(26,164)	(88)	569,321	(124,952)	88,975	507,092

NON-OPERATING INCOME (EXPENSES)
Interest (expenses) income, net	(11,090)	1,438	(81,254)	(7,747)	—	(98,653)
Change in fair value of interest rate swap agreements	—	—	363	—	—	363
Other finance costs	(3,732)	(2,265)	(8,476)	(123)	—	(14,596)
Foreign exchange gain (loss), net	118	(1)	4,937	(369)	—	4,685
Other income, net	17,103	88	—	71,899	(88,975)	115
Costs associated with debt modification	—	(3,277)	—	—	—	(3,277)
Share of results of subsidiaries	441,112	485,962	(2)	—	(927,072)	—

Total non-operating income (expenses)	443,511	481,945	(84,432)	63,660	(1,016,047)	(111,363)

INCOME (LOSS) BEFORE INCOME TAX	417,347	481,857	484,889	(61,292)	(927,072)	395,729
INCOME TAX (EXPENSE) CREDIT	(144)	—	392	2,695	—	2,943

NET INCOME (LOSS)	417,203	481,857	485,281	(58,597)	(927,072)	398,672
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	—	—	—	—	18,531	18,531

NET INCOME (LOSS) ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$417,203	$481,857	$485,281	$(58,597)	$(908,541)	$417,203

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

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
Net income (loss)	$417,203	$481,857	$485,281	$(58,597)	$(927,072)	$398,672
Other comprehensive (loss) income:
Foreign currency translation adjustment	16	—	—	16	(16)	16
Change in fair value of forward exchange rate contracts	99	—	—	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	(138)	—	—	—	—	(138)

Other comprehensive (loss) income	(23)	—	—	16	(16)	(23)

Total comprehensive income (loss)	417,180	481,857	485,281	(58,581)	(927,088)	398,649
Comprehensive loss attributable to noncontrolling interests	—	—	—	—	18,540	18,540

Comprehensive income (loss) attributable to Melco Crown Entertainment Limited	$417,180	$481,857	$485,281	$(58,581)	$(908,548)	$417,189

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
Net income (loss)	$294,656	$332,011	$331,885	$(16,364)	$(653,344)	$288,844
Other comprehensive income (loss):
Foreign currency translation adjustment	(149)	—	—	(149)	149	(149)
Change in fair value of interest rate swap agreements	6,111	6,111	6,111	—	(12,222)	6,111
Change in fair value of forward exchange rate contracts	39	—	—	—	—	39
Reclassification to earnings upon discontinuance of hedge accounting	4,310	4,310	4,310	—	(8,620)	4,310

Other comprehensive income (loss)	10,311	10,421	10,421	(149)	(20,693)	10,311

Total comprehensive income (loss)	304,967	342,432	342,306	(16,513)	(674,037)	299,155
Comprehensive loss attributable to noncontrolling interests	—	—	—	—	5,812	5,812

Comprehensive income (loss) attributable to Melco Crown Entertainment Limited	$304,967	$342,432	$342,306	$(16,513)	$(668,225)	$304,967

CONDENSED CONSOLIDATING STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
Net (loss) income	$(10,525)	$(7,852)	$(7,737)	$2,161	$13,428	$(10,525)
Other comprehensive income:
Foreign currency translation adjustment	32	—	—	32	(32)	32
Change in fair value of interest rate swap agreements	17,657	17,657	17,657	—	(35,314)	17,657

Other comprehensive income	17,689	17,657	17,657	32	(35,346)	17,689

Total comprehensive income	$7,164	$9,805	$9,920	$2,193	$(21,918)	$7,164

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2012

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	$(9,536)	$(2,983)	$874,819	$87,933	$—	$950,233

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(277,945)	—	—	—	277,945	—
Repayment of advance to a subsidiary	10,512	—	—	—	(10,512)	—
Amounts due from subsidiaries	(26,975)	—	—	—	26,975	—
Advance to ultimate holding company	—	—	—	(225,427)	225,427	—
Advance to intermediate holding company	—	—	—	(17,795)	17,795	—
Advance to a subsidiary	—	—	(243,222)	—	243,222	—
Changes in restricted cash	—	—	—	(1,047,019)	—	(1,047,019)
Acquisition of property and equipment	—	—	(92,263)	(128,217)	—	(220,480)
Payment for land use rights	—	—	(18,402)	(35,428)	—	(53,830)
Deposits for acquisition of property and equipment	—	—	(7,708)	—	—	(7,708)
Net payment for acquisition of assets and liabilities	—	—	—	(5,315)	—	(5,315)
Payment for entertainment production costs	—	—	(1,788)	—	—	(1,788)
Proceeds from sale of property and equipment	—	—	422	—	—	422

Net cash used in investing activities	(294,408)	—	(362,961)	(1,459,201)	780,852	(1,335,718)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from ultimate holding company	—	—	—	277,945	(277,945)	—
Repayment of advance from ultimate holding company	—	—	(10,512)	—	10,512	—
Amount due to ultimate holding company	—	—	1,831	25,144	(26,975)	—
Advance from immediate holding company	—	—	—	243,222	(243,222)	—
Advance from a subsidiary	225,427	17,795	—	—	(243,222)	—
Payment of deferred financing costs	—	(14,812)	(258)	(15,227)	—	(30,297)
Deferred payment for acquisition of assets and liabilities	—	—	—	(25,000)	—	(25,000)
Prepayment of deferred financing costs	—	—	—	(18,812)	—	(18,812)
Principal payments on long-term debt	—	—	—	(2,755)	—	(2,755)
Proceeds from long-term debt	—	—	—	868,000	—	868,000
Capital contribution from noncontrolling interests	—	—	—	140,000	—	140,000
Proceeds from exercise of share options	3,599	—	—	—	—	3,599

Net cash provided by (used in) financing activities	229,026	2,983	(8,939)	1,492,517	(780,852)	934,735

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	—	—	—	1,935	—	1,935

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(74,918)	—	502,919	123,184	—	551,185
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	77,805	—	1,014,033	66,186	—	1,158,024

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,887	$—	$1,516,952	$189,370	$—	$1,709,209

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2011

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash (used in) provided by operating activities	$(11,098)	$166	$741,867	$13,725	$—	$744,660

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(330,680)	—	—	—	330,680	—
Repayment of advance to a subsidiary	11,126	—	—	—	(11,126)	—
Amounts due from subsidiaries	(1,825)	—	—	—	1,825	—
Advance to ultimate holding company	—	—	—	(56,140)	56,140	—
Advance to a subsidiary	—	—	(56,140)	—	56,140	—
Net payment for acquisition of assets and liabilities	—	—	—	(290,058)	—	(290,058)
Changes in restricted cash	(353,278)	—	167,286	—	—	(185,992)
Acquisition of property and equipment	—	—	(73,791)	(16,477)	—	(90,268)
Payment for land use right	—	—	(15,271)	—	—	(15,271)
Deposits for acquisition of property and equipment	—	—	(3,962)	—	—	(3,962)
Payment for entertainment production costs	—	—	(70)	—	—	(70)
Proceeds from sale of property and equipment	—	—	233	—	—	233

Net cash (used in) provided by investing activities	(674,657)	—	18,285	(362,675)	433,659	(585,388)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from ultimate holding company	—	—	—	330,680	(330,680)	—
Repayment of advance from ultimate holding company	—	—	(11,126)	—	11,126	—
Amount due to ultimate holding company	—	—	386	1,439	(1,825)	—
Advance from immediate holding company	—	—	—	56,140	(56,140)	—
Advance from a subsidiary	56,140	—	—	—	(56,140)	—
Principal payments on long-term debt	—	—	(117,076)	—	—	(117,076)
Payment of deferred financing costs	(6,899)	(166)	(29,070)	—	—	(36,135)
Proceeds from long-term debt	706,556	—	—	—	—	706,556
Proceeds from exercise of share options	4,565	—	—	—	—	4,565

Net cash provided by (used in) financing activities	760,362	(166)	(156,886)	388,259	(433,659)	557,910

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	—	—	—	(1,081)	—	(1,081)

NET INCREASE IN CASH AND CASH EQUIVALENTS	74,607	—	603,266	38,228	—	716,101
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,198	—	410,767	27,958	—	441,923

CASH AND CASH EQUIVALENTS AT END OF YEAR	$77,805	$—	$1,014,033	$66,186	$—	$1,158,024

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	CONDENSED CONSOLIDATING FINANCIAL INFORMATION - continued

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the year ended December 31, 2010

	Parent	Issuer	Guarantor Subsidiaries (1)	Non- guarantor Subsidiaries	Elimination	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by (used in) operating activities	$7,623	$(238)	$383,056	$11,514	$—	$401,955

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(25,777)	(577,441)	—	—	603,218	—
Amounts due from subsidiaries	(13,006)	—	—	—	13,006	—
Acquisition of property and equipment	—	—	(196,624)	(761)	—	(197,385)
Deposits for acquisition of property and equipment	—	—	(5,224)	—	—	(5,224)
Payment for entertainment production costs	—	—	(27,116)	—	—	(27,116)
Changes in restricted cash	—	—	65,799	3,338	—	69,137
Payment for land use right	—	—	(29,802)	—	—	(29,802)
Proceeds from sale of property and equipment	—	—	80	—	—	80

Net cash (used in) provided by investing activities	(38,783)	(577,441)	(192,887)	2,577	616,224	(190,310)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred financing costs	—	(14,346)	(8,598)	—	—	(22,944)
Advance from ultimate holding company	—	—	25,777	—	(25,777)	—
Amount due to ultimate holding company	—	(1)	323	12,684	(13,006)	—
Advance from intermediate holding company	—	—	577,441	—	(577,441)	—
Proceeds from long-term debt	—	592,026	—	—	—	592,026
Principal payments on long-term debt	—	—	(551,402)	—	—	(551,402)

Net cash provided by financing activities	—	577,679	43,541	12,684	(616,224)	17,680

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(31,160)	—	233,710	26,775	—	229,325
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	34,358	—	177,057	1,183	—	212,598

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,198	$—	$410,767	$27,958	$—	$441,923

Note

(1)	The guarantor subsidiaries column includes financial information of Melco Crown Macau which is not 100% owned by the Parent.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SUBSEQUENT EVENTS

(a)	During the year ended December 31, 2012, Altira Developments applied for an amendment to the land concession contract, including the increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable final registration of the Taipa Land. In January 2013, Altira Developments accepted the initial terms for the revision of the land lease agreement which require an additional land premium of approximately $2,449 payable to the Macau Government upon completion of the amendment, and revise the government land use fees to approximately $186 per annum. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

(b)	In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office of the Company’s subsidiary. In an attempt to prevent the dissipation of any potential personal gains made by these employees from such alleged violations, the Taiwanese authorities have frozen one of the Taiwan branch office’s deposit accounts in Taiwan, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to $102,227) at the time the account was frozen. No funds have been confiscated from the account. The Group is taking action to request the Taiwanese authorities to unfreeze the account. As of December 31, 2012, there was no material impact to the financial position and results of operation of the Group. Based on the progress of investigation to date which is in preliminary stage, management is currently unable to determine the probability of the outcome of this matter, the extent of materiality, or the range of reasonably possible loss, if any. As at the date of this report, the deposit account is presented as restricted cash.

(c)	On January 28, 2013, the definitive agreement of the Studio City Project Facility was executed with minor changes to the terms and conditions set out in the Commitment Letter, further details of the Studio City Project Facility was disclosed in Note 11.

(d)	On January 28, 2013, MCE Finance made a cash tender offer to purchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to purchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SUBSEQUENT EVENTS - continued

(e)	On February 7, 2013, MCE Finance issued and listed the 5% senior notes due 2021 of $1,000,000 (the “2013 Senior Notes”) on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The 2013 Senior Notes were issued at par and mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used the net proceeds from the offering (i) to repurchase in full the 2010 Senior Notes and fund the related costs as described above, and (ii) the entire remainder of the net proceeds thereafter for the partial repayment of the RMB Bonds as described below.

(f)	Further to an amendment request applied in 2011 by Melco Crown (COD) Developments Limited (“Melco Crown (COD) Developments”), on February 25, 2013, the Macau Government issued a land grant amendment proposal to Melco Crown (COD) Developments, which contemplates the development of additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant and to extend the development period of the City of Dreams land grant until the date falling 4 years after publication of the amendment in the Macau official gazette, which require an additional land premium of approximately $23,344 and revise the government land use fees to approximately $1,235 per annum. In March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the amendments as set forth in the aforesaid land grant amendment proposal. Following the publication in the Macau official gazette of such revision, the land grant amendment process will be complete.

(g)	On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

(h)	On March 11, 2013, the Company early redeemed the RMB Bonds in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SUBSEQUENT EVENTS - continued

(i)	On March 13, 2013, MCE Holdings (Philippines) Corporation (“MCE Holdings Philippines”, an indirect subsidiary of the Company), MCE Holdings No.2 (Philippines) Corporation (“MCE Holdings No.2”, a wholly-owned subsidiary of MCE Holdings Philippines) and MCE Leisure Philippines, a wholly-owned subsidiary of MCE Holdings No.2 (collectively, the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the provisional license (the “Provisional License”) granted by the Philippine Amusement and Gaming Corporation (“PAGCOR”) for the establishment and operation of the Philippines Project. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, will expire on July 11, 2033. Under the Provisional License, MCE Leisure Philippines will operate the casino business of the Philippines Project.

On March 13, 2013, the cooperation agreement and the lease agreement as mentioned in Note 1 became effective, with minor changes on the original terms. In addition, MCE Leisure Philippines and the Philippine Parties entered into an operating agreement on March 13, 2013, pursuant to which MCE Leisure Philippines has been granted the exclusive right to manage, operate and control the Philippines Project. Under the operating agreement, PLAI has the right to receive monthly payments from MCE Leisure Philippines, based on the performance of gaming operations of the Philippines Project, and MCE Leisure Philippines has the right to retain all revenues from non-gaming operations of the Philippines Project.

The Provisional License specifies that the Licensees must invest $1,000,000 in the Philippines Project, of which the MCE Holdings Group is responsible for contributing at least $500,000 and the Philippine Parties are responsible for contributing at least $500,000, as set forth in the cooperation agreement which became effective on March 13, 2013 as mentioned above. PAGCOR has required $650,000, or 65.0% of the $1,000,000 required investment commitment, to be fully utilized and invested in the Philippines Project by its opening, and the remaining $350,000 to be invested within three years of the casino opening, subject to further discussion with PAGCOR.

The Provisional License requires the Licensees to pay to PAGCOR (i) monthly license fees ranging from 15.0% to 25.0% of casino revenues, (ii) cultural promotion fees of 2.0% of casino revenues, with certain exclusions, and (iii) an additional fee of 5.0% of non-gaming revenues, excluding hotel operations. In addition, the Provisional License sets forth certain terms relating to liquidity, working capital and minimum local purchasing and employment requirements.

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2012	2011
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$2,887	$77,805
Restricted cash	367,645	—
Amounts due from affiliated companies	1,113	1,551
Amounts due from subsidiaries	77,471	49,889
Income tax receivable	266	—
Prepaid expenses and other current assets	2,448	5,966

Total current assets	451,830	135,211

INVESTMENTS IN SUBSIDIARIES (1)	4,123,067	3,415,113
LONG-TERM PREPAYMENTS	—	135
RESTRICTED CASH	—	364,807
DEFERRED FINANCING COST	1,427	5,159

TOTAL ASSETS	$4,576,324	$3,920,425

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$6,465	$8,317
Income tax payable	—	67
Amounts due to affiliated companies	59	52
Amounts due to subsidiaries	181,371	181,609
Current portion of long-term debt	720,923	—

Total current liabilities	908,818	190,045

LONG-TERM DEBT	—	718,085
ADVANCE FROM A SUBSIDIARY	281,567	56,140

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share
(Authorized – 7,300,000,000 shares as of December 31, 2012 and 2011 and issued – 1,658,059,295 and 1,653,101,002 shares as of December 31, 2012 and 2011, respectively)	16,581	16,531
Treasury shares, at US$0.01 par value per share (11,267,038 and 10,552,328 shares as of December 31, 2012 and 2011, respectively)	(113)	(106)
Additional paid-in capital	3,235,835	3,223,274
Accumulated other comprehensive losses	(1,057)	(1,034)
Retained earnings (accumulated losses)	134,693	(282,510)

Total shareholders’ equity	3,385,939	2,956,155

TOTAL LIABILITIES AND EQUITY	$4,576,324	$3,920,425

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(26,164)	(19,474)	(14,985)
Property charges and others	—	(1,000)	—

Total operating expenses	(26,164)	(20,474)	(14,985)

OPERATING LOSS	(26,164)	(20,474)	(14,985)

NON-OPERATING INCOME
Interest income	5,544	3,683	6
Interest expenses, net of capitalized interest	(16,634)	(12,060)	(242)
Amortization of deferred financing cost	(3,732)	(2,260)	—
Foreign exchange gain (loss), net	118	(293)	(41)
Other income, net	17,103	14,812	11,257
Listing expenses	—	(8,950)	—
Share of results of subsidiaries	441,112	320,809	(6,129)

Total non-operating income	443,511	315,741	4,851

INCOME (LOSS) BEFORE INCOME TAX	417,347	295,267	(10,134)
INCOME TAX EXPENSE	(144)	(611)	(391)

NET INCOME (LOSS)	$417,203	$294,656	$(10,525)

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2012	2011	2010
Net income (loss)	$417,203	$294,656	$(10,525)
Other comprehensive (loss) income:
Foreign currency translation adjustment	16	(149)	32
Change in fair value of interest rate swap agreements	—	6,111	17,657
Change in fair value of forward exchange rate contracts	99	39	—
Reclassification to earnings upon discontinuance of hedge accounting	—	4,310	—
Reclassification to earnings upon settlement of forward exchange rate contracts	(138)	—	—

Other comprehensive (loss) income	(23)	10,311	17,689

Total comprehensive income attributable to Parent Company	$417,180	$304,967	$7,164

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2010	1,595,617,550	$15,956	(471,567)	$(5)	$3,088,768	$(29,034)	$(566,641)	$2,509,044
Net loss for the year	—	—	—	—	—	—	(10,525)	(10,525)
Foreign currency translation adjustment	—	—	—	—	—	32	—	32
Change in fair value of interest rate swap agreements	—	—	—	—	—	17,657	—	17,657
Share-based compensation	—	—	—	—	6,045	—	—	6,045
Shares issued upon restricted shares vested	1,254,920	12	—	—	(12)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,785,641	88	(8,785,641)	(88)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	43,737	1	(1)	—	—	—
Exercise of share options	—	—	804,285	8	930	—	—	938

BALANCE AT DECEMBER 31, 2010	1,605,658,111	16,056	(8,409,186)	(84)	3,095,730	(11,345)	(577,166)	2,523,191
Net income for the year	—	—	—	—	—	—	294,656	294,656
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	39
Reclassification to earnings upon discontinuance of hedge accounting	—	—	—	—	—	4,310	—	4,310
Share-based compensation	—	—	—	—	8,624	—	—	8,624
Shares issued upon restricted shares vested	310,575	3	—	—	(3)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	6,920,386	69	(6,920,386)	(69)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	941,648	9	(9)	—	—	—
Exercise of share options	—	—	3,835,596	38	3,912	—	—	3,950
Issuance of shares for conversion of shareholders’ loans	40,211,930	403	—	—	115,020	—	—	115,423

BALANCE AT DECEMBER 31, 2011	1,653,101,002	16,531	(10,552,328)	(106)	3,223,274	(1,034)	(282,510)	2,956,155
Net income for the year	—	—	—	—	—	—	417,203	417,203
Foreign currency translation adjustment	—	—	—	—	—	16	—	16
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	(138)
Share-based compensation	—	—	—	—	8,973	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options	4,958,293	50	(4,958,293)	(50)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,276,634	13	(13)	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—
Exercise of share options	—	—	2,966,955	30	3,601	—	—	3,631

BALANCE AT DECEMBER 31, 2012	1,658,059,295	$16,581	(11,267,038)	$(113)	$3,235,835	$(1,057)	$134,693	$3,385,939

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$417,203	$294,656	$(10,525)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Share-based compensation	8,973	8,624	6,043
Amortization of deferred financing cost	3,732	2,260	—
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	(138)	—	—
Share of results of subsidiaries	(441,112)	(320,809)	6,129
Changes in operating assets and liabilities:
Amounts due from affiliated companies	438	(200)	(1,351)
Income tax receivable	—	265	—
Prepaid expenses and other current assets	3,649	(1,819)	8,821
Long-term prepayments	135	506	537
Accrued expenses and other current liabilities	(1,852)	5,907	(1,412)
Income tax payable	(333)	—	(585)
Amounts due to shareholders	—	(261)	14
Amounts due to affiliated companies	7	(85)	(1,483)
Amounts due to subsidiaries	(238)	(142)	1,435

Net cash (used in) provided by operating activities	(9,536)	(11,098)	7,623

CASH FLOWS FROM INVESTING ACTIVITIES
Amounts due from subsidiaries	(26,975)	(1,825)	(13,006)
Advances to subsidiaries	(277,945)	(330,680)	(25,777)
Repayment of advance to a subsidiary	10,512	11,126	—
Change in restricted cash	—	(353,278)	—

Net cash used in investing activities	(294,408)	(674,657)	(38,783)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance from a subsidiary	225,427	56,140	—
Proceeds from exercise of share options	3,599	4,565	—
Payment of deferred financing cost	—	(6,899)	—
Proceeds from long-term debt	—	706,556	—

Net cash provided by financing activities	229,026	760,362	—

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(74,918)	74,607	(31,160)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	77,805	3,198	34,358

CASH AND CASH EQUIVALENTS AT END OF YEAR	$2,887	$77,805	$3,198

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

(In thousands of U.S. dollars, except share and per share data)

1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2012 and 2011, approximately $2,651,000 and $2,018,000, respectively of the restricted net assets were not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2012, 2011 and 2010.

2.	Basis of presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.

3.	Long-term debt

The Company issued the RMB Bonds and obtained the Deposit-Linked Loan during the year ended December 31, 2011 as disclosed in Note 11 to the Group’s consolidated financial statements. In March 2013, the Company early redeemed the RMB Bonds and repaid the Deposit-Linked Loan, further details is included in Note 24(g) and (h).

Scheduled maturities of the long-term debt of the Company as of December 31, 2012 are as follows:

Year ending December 31, 2013	$720,923