Form 20-F
period 2013-12-31
Melco Crown Entertainment LTD
filed 2014-04-15
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

1,666,633,448 ordinary shares outstanding as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes  ☒    No  ☐

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

☒  Large accelerated filer                  ☐  Accelerated filer                  ☐  Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

ii

iii

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•	“2010 Senior Notes” refers to the Initial Notes and the Exchange Notes, collectively, which were fully redeemed on March 28, 2013;

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which reduce and remove certain restrictions in the City of Dreams Project Facility;

•	“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of funding the acquisition of an aircraft;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and is owned by Altira Developments;

•	“Amended and Restated Articles of Association” refers to our articles of association adopted on May 23, 2012;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

•	“City of Dreams Manila” refers to an integrated resort located within Entertainment City, Manila being developed by MCE Leisure Philippines and the Philippine Parties and which, when completed, will be solely operated and managed by MCE Leisure Philippines;

•	“City of Dreams Project Facility” refers to the project facility dated September 5, 2007 entered into between, amongst others, Melco Crown Macau as borrower and certain other subsidiaries as guarantors, for a total sum of US$1.75 billion for the purposes of financing, among other things, certain project costs of City of Dreams, as amended and supplemented from time to time;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited (formerly known as Crown Limited), an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

•	“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., formerly known as PBL Asia Investments Limited, which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

•	“Crown Entertainment Group Holdings” refers to Crown Entertainment Group Holdings Pty, Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown;

•	“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds and fully repaid in March 2013;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Exchange Notes” refers to approximately 99.96% of the Initial Notes which were, on December 27, 2010, exchanged for 10.25% senior notes due 2018, registered under the Securities Act of 1933;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refer to Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Initial Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013;

•	“LIBOR” refer to London Interbank Offered Rate;

•	“Macau” and “Macau SAR” refer to the Macau Special Administrative Region of the PRC;

•	“MCE Finance” refers to our subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

•	“MCE Holdings No. 2” refers to our subsidiary, MCE Holdings No. 2 (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Provisional License;

•	“MCE Holdings Philippines” refers to our subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Provisional License;

•	“MCE Leisure Philippines” refers to our subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Provisional License;

•	“MCE Philippine Parties” refers to MCE Leisure Philippines, MCE Holdings Philippines and MCE Holdings No. 2;

•	“MCE Transportation” refers to our subsidiary, MCE Transportation Limited (formerly known as MCE Designs and Brands Limited), a company incorporated under the laws of the British Virgin Islands;

•	“MCP” refers to our subsidiary, Melco Crown (Philippines) Resorts Corporation (formerly known as Manchester International Holdings Unlimited Corporation), the shares of which are listed on the Philippine Stock Exchange;

•	“MCP Share(s)” refers to the common shares of MCP of par value PHP1.00 per share;

•	“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

•	“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown (COD) Hotels” refers to our subsidiary, Melco Crown (COD) Hotels Limited, a Macau company through which we currently operate the non-gaming businesses at City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited (formerly known as “Melco Crown Gaming (Macau) Limited” or “Melco PBL Gaming (Macau) Limited”), a Macau company and the holder of our gaming subconcession;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Melco;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“our board” refers to the board of directors of our Company or a duly constituted committee thereof;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation that is now known as Consolidated Media Holdings Limited;

•	“Philippine Cooperation Agreement” refers to the cooperation agreement (as amended) entered into between the Philippine Parties and the MCE Philippine Parties on October 25, 2012, which became effective on March 13, 2013;

•	“Philippine Licensees” refers to holders of the Provisional License, which include the MCE Philippine Parties and the Philippine Parties;

•	“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by MCE Leisure Philippines on January 24, 2014;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“Philippine Peso” or “PHP” refers to the legal currency of the Philippines;

•	“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

•	“Provisional License” refers to the provisional license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines; the MCE Philippine Parties and the Philippine Parties are co-licensees under the Amended Certificate of Affiliation and Provisional License dated January 28, 2013; reference to the Provisional License include, where the context requires, any regular license issued to replace the provisional license as described in “The Provisional License.”;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

•	“SCI” refers to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited (formerly known as MSC Desenvolvimentos, Limitada and East Asia Satellite Television Limited), a Macau company in which we own 60% of the equity interest;

•	“Studio City Finance” refers to Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability, is also a wholly owned indirect subsidiary of SCI and the issuer of the Studio City Notes;

•	“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility;

•	“TWD” and “New Taiwan dollars” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and as of December 31, 2013 and 2012.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues (less service charges, if any) by total rooms occupied, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	electronic multiple-player gaming machine

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played on public mass gaming floors by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged, and operate in Macau, a high-growth market with intense competition and the Philippines, a market that is expected to experience growth over the next several years, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our ability to raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market in and visitation to Macau and the Philippines;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau and the Philippines;

•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Venetian Macao, S.A., or VML, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise, S.A., or MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of City of Dreams Manila, Studio City and the fifth hotel tower at City of Dreams;

•	our entering into new development and construction and new ventures in or outside of Macau or the Philippines;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau and the Philippines;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011 and balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1.

The selected consolidated statement of operations data for the years ended December 31, 2010 and 2009 and the balance sheet data as of December 31, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues	$5,087,178	$4,078,013	$3,830,847	$2,641,976	$1,332,873
Total operating costs and expenses	$(4,247,354)	$(3,570,921)	$(3,385,737)	$(2,549,464)	$(1,604,920)
Operating income (loss)	$839,824	$507,092	$445,110	$92,512	$(272,047)
Net income (loss)	$578,013	$398,672	$288,844	$(10,525)	$(308,461)
Net loss attributable to noncontrolling interests	$59,450	$18,531	$5,812	$—	$—
Net income (loss) attributable to Melco Crown Entertainment	$637,463	$417,203	$294,656	$(10,525)	$(308,461)
Net income (loss) attributable to Melco Crown Entertainment per share
— Basic	$0.386	$0.254	$0.184	$(0.007)	$(0.210)
— Diluted	$0.383	$0.252	$0.182	$(0.007)	$(0.210)
Net income (loss) attributable to Melco Crown Entertainment per ADS (1)
— Basic	$1.159	$0.761	$0.551	$(0.020)	$(0.631)
— Diluted	$1.149	$0.755	$0.547	$(0.020)	$(0.631)
Weighted average shares used in net income (loss) attributable to Melco Crown Entertainment per share calculation
— Basic	1,649,678,643	1,645,346,902	1,604,213,324	1,595,552,022	1,465,974,019
— Diluted	1,664,198,091	1,658,262,996	1,616,854,682	1,595,552,022	1,465,974,019

	December 31,
	2013	2012	2011	2010	2009
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,381,757	$1,709,209	$1,158,024	$441,923	$212,598
Bank deposits with original maturity over three months	626,940	—	—	—	—
Restricted cash	1,143,665	1,414,664	364,807	167,286	236,119
Total assets	8,813,639	7,947,466	6,269,980	4,884,440	4,862,845
Total current liabilities	1,237,970	1,721,666	603,119	675,604	521,643
Total debts (2)	2,533,539	3,194,864	2,325,980	1,839,931	1,798,879
Total liabilities	3,888,657	4,206,710	3,082,328	2,361,249	2,353,801
Noncontrolling interests	678,312	354,817	231,497	—	—
Total equity	4,924,982	3,740,756	3,187,652	2,523,191	2,509,044
Ordinary shares	16,667	16,581	16,531	16,056	15,956

(1)	Each ADS represents three ordinary shares.
(2)	Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

•	On June 1, 2009, City of Dreams opened and progressively added to its operations with the opening of Grand Hyatt Macau hotel in the fourth quarter of 2009 and the opening of The House of Dancing Water in the third quarter of 2010

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. Studio City was in development stage during the year

•	On November 26, 2012, Studio City Finance issued the Studio City Notes

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April, 2013, MCP completed a top-up placement on the Philippine Stock Exchange raising net proceeds of approximately US$338.5 million, including the over-allotment option

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

The noon buying rate on December 31, 2013 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7539 to US$1.00. On April 3, 2014, the noon buying rate was HK$7.7568 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth the exchange rate as set forth in the statistical release of the Federal Reserve Board for and as of period ends indicated through April 3, 2014.

	Noon Buying Rate
Period	Period End	Average (1)	Low	High
	(H.K. dollar per US$1.00)
April 2014 (through April 3, 2014)	7.7568	7.7566	7.7568	7.7561
March 2014	7.7567	7.7612	7.7669	7.7563
February 2014	7.7608	7.7585	7.7645	7.7547
January 2014	7.7642	7.7578	7.7663	7.7534
December 2013	7.7539	7.7535	7.7550	7.7517
November 2013	7.7526	7.7523	7.7535	7.7512
October 2013	7.7530	7.7536	7.7545	7.7524
2013	7.7539	7.7565	7.7654	7.7503
2012	7.7507	7.7569	7.7699	7.7493
2011	7.7663	7.7841	7.8087	7.7634
2010	7.7810	7.7692	7.8040	7.7501
2009	7.7536	7.7513	7.7618	7.7495

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

This annual report on Form 20-F also contains translations of certain Renminbi, New Taiwan dollar and Philippine Peso amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 31, 2013 in New York City for cable transfers in RMB per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board, which was RMB6.0537 to US$1.00. Unless otherwise stated, all translations from New Taiwan dollars to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 31, 2013 in New York City for cable transfers in New Taiwan dollars per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board, which was TWD29.8300 to US$1.00. Unless otherwise stated, all conversion from Philippine Peso to U.S. dollars in this annual report on Form 20-F were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was PHP44.3980 to US$1.00 on December 31, 2013. We make no representation that any RMB, TWD, PHP or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or TWD or PHP, as the case may be, at any particular rate or at all. On April 3, 2014, the noon buying rate was RMB6.2102 to US$1.00 and TWD30.2800 to US$1.00 and the volume weighted average exchange rate quoted was PHP44.9800 to US$1.00.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business and Operations

We have a short operating history and significant projects in various phases of development and therefore are subject to significant risks and uncertainties. Our short operating history may not serve as an adequate basis to judge our future operating results and prospects.

We have a short business operating history compared to our global competitors and there is limited historical information available about our Company upon which you can base your evaluation of our business and prospects. In particular, City of Dreams, which contributed 75.8% of our total net revenues for the year ended December 31, 2013, commenced operations on June 1, 2009, and progressively added to its operations with the opening of Grand Hyatt Macau hotel in the fourth quarter of 2009 and the opening of The House of Dancing Water in the third quarter of 2010. The City of Dreams site is still under ongoing development. Melco Crown Macau acquired its subconcession in September 2006 and previously did not have any direct experience operating casinos in Macau. In addition, we have significant projects, such as Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams, which are in various phases of design or development and will not generate any revenue until their openings. As a result, you should consider our business and prospects in light of the risks, expenses and challenges that we will face given our limited experience operating gaming businesses in an intensely competitive market. Among other things, we have continuing obligations to satisfy and comply with conditions and covenants under our existing credit facilities so as to be able to continue to roll over existing revolving loans drawn down under the facilities and to maintain the facilities.

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

We are dependent upon a limited number of properties for a substantial portion of our cash flow and, as a result, subject to greater risks than a gaming company with more operating properties.

We are primarily dependent upon City of Dreams, Altira Macau and Mocha Clubs for our cash flow. Following the construction and commencement of operations, Studio City and City of Dreams Manila will also contribute to our cash flows. Given that our operations are and will be conducted based on a small number of principal properties, we are and will be subject to greater risks than gaming companies with more operating properties due to the limited diversification of our businesses and sources of revenues. These risks include:

•	dependence on the gaming and leisure market in Macau and the Philippines and limited diversification of businesses and sources of revenues;

•	a decline in economic, competitive and political conditions in Macau, the Philippines or generally in Asia;

•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau or the Philippines due to higher ticket costs, fears concerning travel or otherwise;

•	travel restrictions to Macau imposed now or in the future by China;

•	changes in Macau and Philippine governmental laws and regulations, or interpretations thereof, including gaming laws and regulations;

•	natural and other disasters, including typhoons, earthquakes, outbreaks of infectious diseases or terrorism, affecting the Macau or the Philippines;

•	lower rate of increase of the number of visitors to Macau or the Philippines than expected;

•	relaxation of regulations on gaming laws in other regional economies that would compete with the Macau and the Philippine markets; and

•	a decrease in gaming activities at our properties.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

All our current and future construction projects, including the Studio City and City of Dreams Manila and the fifth hotel tower at City of Dreams, will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

All our future construction projects will be subject to a number of risks, including:

•	lack of sufficient, or delays in availability of, financing;

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	shortage of qualified contractors and suppliers or inability to enter into definitive contracts with contractors with sufficient skills, financial resources and experience on commercially reasonable terms, or at all;

•	disputes with and defaults by contractors and subcontractors;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread of viruses such as H1N1 or H5N1;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in the development of our projects, including Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams, which could prevent or delay the opening of such projects.

We have certain projects under development or intended to be developed pursuant to our expansion plan, including Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams. The completion of these projects is subject to a number of contingencies, such as those mentioned above in the risk factor on development and construction risks including, in particular, adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially adversely affect our business, financial condition and results of operations. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates.

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

We have engaged a main construction contractor for the construction of Studio City. Such main construction contractor may not have sufficient financial resources to fund cost overruns for which it is contractually responsible, which may result in delays in completing the construction of Studio City and subject us to other risks.

We have engaged a main construction contractor for the construction of Studio City.

However, we cannot assure you that our main construction contractor will have sufficient financial resources to fund any cost overruns for which they are responsible under the main construction contract. If our main construction contractor does not have the resources to meet its obligations or we are unable to obtain sufficient funds under the performance and payment bonds or other insurance posted by the contractors in a timely manner, we may incur increased costs for the construction of Studio City. This may require us to raise additional funding, which may not be available on satisfactory terms or at all. Any such additional funding, if available, may not be permitted under the Studio City Project Facility or the Studio City Notes and may require us to obtain consents or waivers from the lenders under the Studio City Project Facility and/or the holders of the Studio City Notes.

In addition, no assurances can be given that our main construction contractor and its subcontractors will perform their obligations under their contracts or contractual warranties of work. If the opening of Studio City is delayed or does not occur due to any of the above or other factors, it could materially adversely affect our construction and development plan, plan of operations, business and prospects, financial condition and cash flows.

Construction is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large scale properties such as Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe that our contractors will take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If further accidents occur during the construction of Studio City, City of Dreams Manila or the fifth hotel tower at City of Dreams, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

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

If the transportation infrastructure in the Philippines or Macau does not adequately support the Philippines’ or Macau’s gaming and leisure industry, visitation to the Philippines or Macau may not increase as currently expected, which may adversely affect our projects.

City of Dreams Manila is located within Entertainment City, Manila, an area in the city of Manila, which is currently under development. Other than Solaire, there are currently no other integrated tourism resorts which have begun operations in Entertainment City, Manila. It is unlikely that Manila’s existing transportation infrastructure is capable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to large-scale integrated resorts within Entertainment City, such as City of Dreams Manila. Although the Philippine government is currently examining viable alternatives to ease traffic congestion in Manila, including construction of new highways and expressways, there is no guarantee that these measures will succeed or that they will sufficiently alleviate traffic congestion or other deficiencies in Manila’s transportation infrastructure. Traffic congestion and other problems in Manila’s transportation infrastructure could adversely affect the tourism industry in the Philippines and reduce the number of potential visitors to City of Dreams Manila, which could, in turn, adversely affect our business and prospects, financial condition and results of our operations.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, plane and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects in Macau.

Conducting business in the Philippines and Macau is subject to certain regional and global political and economic risks that may lead to significant volatility and may have a material adverse effect on our results of operations.

City of Dreams Manila is located in the Philippines and is subject to certain economic, political and social risks within the Philippines. The Philippines has in the past experienced severe political and social instability, including acts of political violence. There is no guarantee that future events will not cause political instability in the Philippines. Any future political or social instability in the Philippines could adversely affect the business operations and financial conditions of City of Dreams Manila.

Economic instability could also have a negative effect on the commercial viability of City of Dreams Manila. Demand for and the prices of gaming and entertainment products are directly influenced by economic conditions in the Philippines, including growth levels, interest rates, inflation, levels of business activity and consumption and the amount of remittances received from overseas Filipino workers. There is also no assurance that the Philippines, China and other countries in Asia will not experience future economic downturns. Any deterioration in economic and political conditions in the Philippines or elsewhere in Asia could materially and adversely affect our Company’s business in the Philippines, as well as the prospects, financial condition and results of our operations in the Philippines.

Our business in the Philippines will also depend substantially on revenues from foreign visitors and may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in

Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippines operations will not be protracted, that City of Dreams Manila will not suffer any damages and that any such damage will be completely covered by insurance or at all. Any of these occurrences may disrupt our operations in the Philippines.

We also conduct business in Macau. Accordingly, our business development plans, results of operations and financial condition may be materially adversely affected by significant political, social and economic developments in Macau and China and by changes in government policies or changes in laws and regulations or the interpretations of these laws and regulations. In particular, our operating results may be adversely affected by:

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

As we expect a significant number of patrons to come to our Macau properties from China, general economic conditions and policies in China could have a significant impact on our financial prospects. A slowdown in economic growth and tightening of credit availability or restrictions on travel imposed by China could adversely impact the number of visitors from China to our properties in Macau as well as the amounts they are willing to spend in our casinos, which could have a material adverse effect on the results of our operations and financial condition.

In addition, the demand for gaming activities and related services and luxury amenities is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global economic conditions such as the recent global financial crisis.

An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as foreign visitors have generated, and are expected to generate, a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy, or fears of armed conflict or future acts of terrorism. There is no guarantee that economic downturns will not occur in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

The gaming industries in the Philippines and Macau are highly regulated.

The Philippine gaming industry is highly regulated. City of Dreams Manila may legally operate under the Provisional License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming collaborators or modify previously approved proposals and may require us and/or our gaming collaborators to perform acts with which we disagree. The Provisional License requires 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence in our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License once City of Dreams Manila begins operations. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

In addition to PAGCOR licenses and approvals, we and our gaming collaborators will have to obtain all requisite approvals, permits, certificates and licenses from various Philippine government and local government agencies in relation to labor, public works, safety, fire, buildings, health, environmental and money laundering. We may be unable to obtain all required approvals, permits, certificates, and licenses or requirements may be imposed that prove unduly onerous, which could adversely affect our business in the Philippines.

Gaming is also a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent, resulting in additional regulations being imposed upon the gaming operations in the Altira Macau casino, City of Dreams casinos, the Mocha Clubs and other future projects including Studio City project and any other locations we may operate from time to time. Any such adverse developments in the regulation of the Macau gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful. See “— Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

We face intense competition in Macau, the Philippines and elsewhere in Asia and may not be able to compete successfully.

The hotel, resort and gaming businesses are highly competitive. The competitors of our business in Macau, the Philippines and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources and greater access to capital to support their developments and operations in Macau, the Philippines and elsewhere.

In the Philippine gaming market, we will compete with hotels and resorts owned by both Philippine nationals and foreigners. PAGCOR, an entity owned and controlled by the government of Philippines, also operates gaming facilities across the Philippines. We expect our operations in the Philippines to face competition from gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas, as we expect to target similar pools of customers and tourists. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to City of Dreams Manila and to promote Manila as a gaming destination. Some competitors have announced intentions for further expansion and developments in Cotai, where City of Dreams is, and Studio City will be, located. For example, Galaxy opened Galaxy Macau Resort in Cotai in May 2011 and Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened Sands Cotai Central in Cotai in April 2012. Galaxy, Wynn Macau, MGM Grand Paradise, SJM and Venetian Macau have each announced plans, and in some cases, begun construction, to build additional projects in Cotai. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

We also compete to some extent with casinos located in other countries, such as Malaysia, Singapore, North Korea, South Korea, Cambodia, Australia, New Zealand, Vietnam and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Japan, Taiwan and Thailand, may in the future legalize casino gaming. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

The governments in Macau and the Philippines could grant additional rights to conduct gaming in the future, which could significantly increase competition and cause us to lose or be unable to gain market share.

In Macau, Melco Crown Macau is one of six companies authorized by the Macau government to operate gaming activities. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. The Macau government has announced that until further assessment of the economic situation in Macau there will not be any increase in the number of concessions or subconcessions. However, the policies and laws of the Macau government could change and the Macau government could grant additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.

PAGCOR has issued the Provisional License to the Philippine Licensees and additional provisional gaming licenses to three other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR has also licensed private casino operators in special economic zones, including four in Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in Newport City CyberTourism Zone, Pasay City, the Philippines. The Provisional License granted by PAGCOR to the Philippine Licensees is non-exclusive, and PAGCOR has given no assurances to the Philippine Licensees that it will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Provisional License and the regular license that the Philippine Licensees expect to obtain upon City of Dreams Manila’s completion. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.

Any simultaneous planning, design, construction and development of Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

We expect some portions of the planning, design and construction of the fifth hotel tower at City of Dreams, the development of Studio City and the fit-out work for City of Dreams Manila to proceed simultaneously. There may be overlap of the planning, design, development and construction periods of these projects involving the need for intensive work on each of the projects. Members of our senior management will be involved in planning and developing these projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to our development and construction projects, as well as our operating properties, and that may delay the construction or opening of any of our projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau and Philippine markets possessed by members of our senior management team. The loss of the services of one or more members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau and the Philippines. In addition, we do not currently carry key person insurance on any members of our senior management team.

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

We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business. Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case by case basis and for construction works it shall have to be at least 1:1, unless otherwise authorized by the Macau government. This could have a material adverse effect on our ability to complete future works on our properties, for example, Studio City, or the fifth hotel tower at City of Dreams. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment industries, this could have a materially adverse effect on the operation of our properties.

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

In the Philippines, the Provisional License requires that at least 95.0% of City of Dreams Manila’s total employees shall be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business.

Moreover, casino resort employers may also contest the hiring of their former employees by us. There can be no assurance that such claim will not be successful or other similar or claims will not be brought against us or any of our affiliates in the future. In the event any such claim is found to be valid, we could suffer losses and face difficulties in recruiting from competing resorts. If found to have basis by courts, these allegations could also result in possible civil liabilities on us or our relevant officers if such officers are shown to have deliberately and willfully condoned a patently unlawful act of the corporation.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we plan to maintain various types of insurance coverage as customary in the Philippine gaming industry and as may be required by PAGCOR. Such coverage includes property damage, business interruption, general liability and a standard all risk insurance policy. We also maintain certain liability insurance coverage as customary in the pharmaceutical industry, in respect of MCP’s previous business in that industry. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium cost, terms, conditions and limits upon policy renewals. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.

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

There is limited available insurance in Macau and the Philippines and our insurers in Macau and the Philippines may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, Melco Crown Macau’s subconcession contract (the “Subconcession Contract”), the Provisional License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau and the Philippines respectively, unless otherwise authorized by the respective government(s). Failure to maintain adequate coverage could be an event of default under our credit agreements, the Subconcession Contract or the Provisional License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Prior to our acquisition of the majority share interest in MCP, it was primarily engaged in the manufacturing and processing of pharmaceutical products. The pharmaceuticals industry is subject to strict regulation in the Philippines and abroad, particularly with respect to, among others, product liability for defective pharmaceutical products. There can be no assurance that we will not be involved in, or subject to, claims, allegations or suits with respect to MCP’s previous activities in the pharmaceutical industry, which may not be covered by any related insurance policies or indemnity fully or at all. Any such claims, allegations or suits could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Terrorism and the uncertainty of war, crime, natural disasters, outbreaks of infectious diseases, economic downturns and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and the Philippines and harm our operating results.

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Changes in Asian consumer preferences or discretionary consumer spending could harm our business. Terrorist acts could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. For example, on January 25, 2011, an improvised bomb made with a mortar shell exploded inside a bus on a major road in the Makati financial district, killing five persons and injuring 13 persons. Other disruptive incidents in previous years include widespread demonstrations that compelled a president to resign, widespread strikes by labor federations, attempted coups d’état and military rebellions, and kidnappings and murders. Widely-publicized criminal acts that have resulted in numerous deaths and injuries have also taken place in Metro Manila. On August 23, 2010, a dismissed police officer demanding reinstatement held Hong Kong tourists hostage aboard a tour bus and eight tourists were killed when Philippine police attempted to rescue them. The incident was widely publicized in regional and international media and popular Internet sites for several days. The incident prompted the Hong Kong government to issue a strong warning against travel to the Philippines. We cannot predict the extent to which future terrorist acts and crimes may affect us, directly or indirectly.

In addition to fears of war and future acts of terrorism, other factors affecting discretionary consumer spending, including general economic conditions, amounts of disposable consumer income, fears of recession and lack of consumer confidence in the economy, may negatively impact our business. Metro Manila has experienced severe natural disasters and its authorities may not be prepared or equipped to respond to such disasters. Macau, consisting of a peninsula and two islands off the coast of mainland China, is also susceptible to extreme weather conditions, including severe typhoons and heavy rainstorms.

Other calamities that have affected Asia in previous years have included unusually strong earthquakes and outbreaks of infectious diseases such as H1N1 influenza (commonly known as swine flu).

Consumer demand for hotel, casino resorts and the type of luxury amenities we currently offer and plan to offer in the future are highly sensitive to downturns in the economy. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could significantly harm our operations.

We cannot predict the extent to which our business and tourism in Asia in general will be affected by any of the above occurrences or fears that such occurrences will take place, cannot guarantee that any disruption to our business will not be protracted, cannot guarantee that our properties will not be damaged and that any such damage will be completely covered by insurance or at all, and cannot guarantee that the relevant authority will respond promptly. Any of these occurrences may disrupt our operations and could materially and adversely affect our business, financial condition and results of operations. Furthermore, any of the above occurrences may also destabilize the economy and business environment in Macau and the Philippines, which could also materially and adversely affect our business, financial condition and results of operations.

An outbreak of the highly pathogenic avian influenza caused by the H5N1 virus (avian flu or bird flu), Severe Acute Respiratory Syndrome, or SARS, or H1N1 virus (swine flu) or other contagious disease may have an adverse effect on the economies of certain Asian countries and may adversely affect our results of operations.

During 2004, large parts of Asia experienced unprecedented outbreaks of avian flu which, according to a report of the World Health Organization, or WHO, in 2004, placed the world at risk of an influenza pandemic with high mortality and social and economic disruption. As of January 24, 2014, the WHO has confirmed a total of 386 fatalities in a total number of 650 cases reported to the WHO, which only reports laboratory confirmed cases of avian flu since 2003. In particular, Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so there can be no assurance that an effective vaccine can be discovered or commercially manufactured in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.

The Influenza A (H1N1) virus is believed to be highly contagious and may not be easily contained. There can be no assurance that an outbreak of avian flu, SARS, H1N1 (swine flu) or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of avian flu, SARS or other contagious disease may occur again may also have an adverse effect on the economic conditions of countries in Asia.

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar or Pataca, and other risks related to foreign exchange and currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our current revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. However, our expenses will be denominated predominantly in Patacas. We also have subsidiaries, branch offices and assets in various countries, including the Philippines and Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, after giving effect to the issuance of the 2010 Senior Notes, 2013 Senior Notes and Studio City Notes, and certain expenses, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of the Philippine Notes in January 2014, denominated in Philippine Peso.

The value of the H.K. dollar and Patacas against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged within a narrow range to the U.S. dollar and the Pataca is in turn pegged to the H.K. dollar and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine Peso to U.S. dollars may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in the exchange rates between H.K. dollars or Patacas against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2013 and 2012. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

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

In addition, if we are unsuccessful in defending one of our subsidiaries against certain claims alleging that it received misappropriated or misapplied funds, this may require further improvements to our existing anti-money laundering procedures, systems and controls and our business operations may be subject to greater scrutiny from relevant regulatory authorities, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Litigation and regulatory proceedings and investigation are inherently unpredictable and our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently, collecting credit from their players. We also plan to selectively extend credit to certain VIP patrons in the Philippines whose level of play and financial resources warrant such an extension in our opinion. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances, Hong Kong. As most of our gaming customers are visitors from other jurisdictions, principally Hong Kong and China, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions, including China, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also in given cases have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in Macau, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenues, notwithstanding our uncollectible receivable. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

The current credit environment may limit availability of credit to gaming patrons and may negatively impact our revenues.

We conduct our table gaming activities at our casinos on a credit basis as well as a cash basis and our gaming promoters conduct their operations by extending credit to gaming patrons. Any severe contraction of liquidity in the global credit markets may make it difficult and costly to obtain new lines of credit or to refinance existing debt, and may place broad limitations on the availability of credit from credit sources as well as lengthening the recovery cycle of extended credit. Our business and financing plans may be dependent upon completion of future financings. If the credit environment worsens, it may be difficult to obtain any additional financing on acceptable terms, which could adversely affect our ability to complete development projects. Continued tightening of liquidity conditions in credit markets may constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

Rolling chip patrons and VIP gaming customers may cause significant volatility in our revenues and cash flows.

A substantial proportion of our casino revenues in Macau is generated from the rolling chip segment of the gaming market. Similarly, we intend to attract foreign gaming visitors to City of Dreams Manila, particularly VIP players who typically place large individual wagers. Revenues and cash flows derived from high-end gaming of this type are typically more volatile than those from other forms of gaming primarily due to high bets and the resulting high winnings and losses. As a result, our business and results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenues and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters, our ability to attract rolling chip patrons may be adversely affected.

Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. As of December 31, 2013, we had agreements in place with approximately 114 gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms of business to gaming promoters, including extensions of credit, which may increase our overall credit exposure. If our gaming promoters are not able to maintain relationships with patrons, our ability to maintain or grow casino revenues may be adversely affected.

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

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and to Melco Crown Macau’s ability to continue to operate in compliance with its subconcession. These parties include, but are not limited to, those who are engaged in gaming related activities, such as gaming promoters, and developers and hotel operators with whom we have or may enter into services agreements. Under the Macau Gaming Law, Melco Crown Macau has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If we were to deal with any party whose probity was in doubt, this may be negatively perceived when assessed by the gaming regulators. Also, if a party associated with us falls below the gaming regulators’ suitability standards, we and our shareholders may suffer reputational harm, as well as impaired relationships with, and possibly sanctions from, the relevant gaming regulators with authority over our operations.

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

We have applied for and/or registered the trademarks “Altira,” “Mocha Club,” “City of Dreams”, “City of Dreams Manila”, “Melco Crown Entertainment” and “Melco Crown Philippines” in, as the case may be, Macau, the Philippines and other jurisdictions. We have also registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila. We endeavor to establish and protect our intellectual property rights and our goods and services through trademarks and service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties are beginning to gain recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact the development of our brands and have a material adverse effect on our business, financial condition and results of operations. For example, if a third party claims we have infringed, currently infringe, or could in the future infringe its intellectual property rights, we may need to cease use of such intellectual property or incur substantial expenses to defend against such allegations, or if third parties misappropriate or infringe our intellectual property, we may need to take steps to protect our intellectual property, which may result in substantial expenses, all of which may adversely affect our business, financial condition and results of operations.

The infringement or alleged infringement of intellectual property rights belonging to third parties could adversely affect our business.

We face the potential risk of claims that we have infringed intellectual property rights of third parties, which could be expensive and time-consuming to defend. Upon such claims, we may be required to cease using certain intellectual property rights or selling certain products or services, to pay significant damages or to enter into costly royalty or licensing agreements, which may not be available at all, any of which could have a negative impact on our business, financial condition and future prospects.

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

Macau’s free port, offshore financial services and free movements of capital has created an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau. We cannot assure you that any such policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau. In the normal course of business, we expect to be required by regulatory authorities from Macau and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations.

In the Philippines, we will deal with significant amounts of cash in pre-opening operations. We are required to comply with all applicable anti-money laundering laws and regulations in the Philippines, as well as international standards. In the normal course of business, we expect to be required by regulatory authorities from the Philippines and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations. We intend to meet these regulations and standards by developing comprehensive anti-money laundering policies and related procedures for City of Dreams Manila comprising training programs to ensure that all relevant employees understand the anti-money laundering regulations and the related laundering responsibilities of their position. In particular, as we are a U.S. listed company, certain U.S. laws and regulations will apply to our operations. Compliance with those laws and regulations will increase our cost of doing business. There can be no assurance, however, that any such policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of the Philippines.

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

Risks Relating to the Gaming Industry and Our Operations in Macau

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and limitations of the Pataca exchange markets.

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

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. See “—The gaming industries in the Philippines and Macau are highly regulated”.

The Macau government recently approved smoking control legislation, which has prohibited smoking in casinos since January 1, 2013. The legislation, however, permits casinos to maintain designated smoking areas of up to 50% of the areas opened to the public, which must comply with the conditions set out in a Dispatch of the Chief Executive, which came into effect on November 1, 2012. On December 30, 2012, the Chief Executive of the Macau SAR authorized the setting of designated smoking areas in thirteen gaming venues being operated by Melco Crown Macau including Altira Macau, City of Dreams, and various Mocha Clubs. Each of the designated smoking areas represents less than 50% of the areas opened to the public. On November 7, 2013, Melco Crown Macau was notified of the Macau government’s decision to reduce by 10% the smoking areas of six Mocha Clubs and the Taipa Square Casino. On December 10, 2013, Melco Crown Macau proceeded to file with the Macau government the required documentation to give effect to such reduction in respect of four of the affected Mocha Clubs and the Taipa Square Casino. The procedure is currently under review by the Macau government.

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

According to the DICJ, the number of gaming tables in Macau as of December 31, 2013, was 5,750. In March 2010, the Macau government announced that the number of gaming tables operating in Macau may not exceed 5,500, until the end of the first quarter of 2013. On September 19, 2011, the Secretary for Economy and Finance of the Macau government announced that for a period of 10 years, the total number of gaming tables to be authorized in Macau will be limited to an average annual increase of 3%. This restriction may adversely affect the future expansion of our business. These restrictions are not legislated or enacted into laws or regulations and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities.

Also, the Macau government enacted an administrative regulation which came into effect on November 27, 2012, pursuant to which gaming machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, all gaming machine lounges were required to comply with the applicable requirements by November 27, 2013. We closed three Mocha Clubs which did not meet the relevant location requirements before November 26, 2013. Moreover, this regulation may limit our ability to find new sites in the future.

Further, we are subject to data privacy legislation such as the Personal Data Protection Act of Macau. Our business requires the collection and retention of customer data, including credit card numbers and other personally identifiable information of our customers. We are also required under applicable law to collect and retain personal data in respect of our employees. While we believe that our system and practices are generally adequate to meet applicable legal and regulatory requirements in Macau with regard to the collection, retention and processing of personal data, our information technology system may be unable to satisfy changing regulatory requirements, or may require additional investments or time in order to do so. In addition, our information technology system and records may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of personal data. A significant loss, theft or fraudulent use of personal data maintained by us or other any breach by us of the Personal Data Protection Act of Macau could adversely affect our reputation and could result in criminal or administrative penalties, in addition to any civil liability and other expenses.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are, to a certain extent, fairly recent and there are few precedents on the interpretation of these laws and regulations. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations or issue new or modified regulations that differ from our interpretation, which could have a material adverse effect on our financial condition, results of operations or cash flows.

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

Companies in Macau are subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws, and gaming revenues are subject to a 35% special gaming tax as well as other levies of 4% under the subconcession contract. The other levies are subject to change on renegotiation of the subconcession contract and as a result of any change in relevant laws. The Macau government granted to Melco Crown Macau the benefit of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011 and the exemption has been extended for five years from 2012 through 2016. However, we cannot assure you that it will be extended beyond the expiration date.

Pursuant to the proposed terms issued by the Macau government in December 2013 which was accepted by Melco Crown Macau in January 2014, during the 5-year extension of the corporate tax holiday, an annual lump sum of MOP22.4 million (equivalent to approximately US$2.8 million) is payable by Melco Crown Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Crown Macau from gaming profits, whether such dividends are actually distributed by Melco Crown Macau or not, or whether Melco Crown Macau has distributable profits in the relevant year. With the payment of such lump sum the shareholders of Melco Crown Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We cannot assure you that the same arrangement will be applied beyond the expiration date of the corporate tax holiday and in case the same arrangement applies, whether we will be required to pay a higher annual sum.

Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.

A significant number of our gaming customers come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties from mainland China. Since mid-2003, under the Individual Visit Scheme, or IVS, mainland Chinese citizens from certain cities have been able to travel to Macau on an individual visa application basis and did not need to join a tour group which they would have otherwise been required to do. In mid-2008, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In addition, in May 2009, China placed certain restrictions on the operations of “below-cost” tour groups that involve low up-front payments and compulsory shopping. It is not known when, or if, policies similar to those implemented previously restricting visitation by mainland Chinese citizens to Macau and Hong Kong, will be put in place and visa policies may be adjusted, without notice, in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.

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

Risks Relating to the Gaming Industry and Our Business in the Philippines

MCE Leisure Philippines leases the land and buildings comprising the site occupied by City of Dreams Manila.

MCE Leisure Philippines entered into a lease agreement on October 25, 2012, which became effective on March 13, 2013 (“Lease Agreement”), where it leases the land and buildings occupied by City of Dreams Manila from Belle Corporation, which leases part of the land from the Philippine government’s social security system (the “Social Security System”). Although MCE Leisure Philippines has not encountered any issues with respect to its tenancy relationship with Belle Corporation, there can be no assurance that such good relations will continue. Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises and the maintenance and normal repair of the buildings, any of which could result in an arbitrable dispute between Belle Corporation and MCP. There can be no assurance that any such dispute would be resolved or settled amicably or expediently. Furthermore, during the pendency of any dispute, Belle Corporation as landlord could discontinue essential services necessary for the operation of City of Dreams Manila, or seek relief to oust MCE Leisure Philippines from possession of the leased premises. Any prolonged or substantial dispute between Belle Corporation and MCE Leisure Philippines, or any dispute arising under the lease agreement between Belle Corporation and the Social Security System, could have a material adverse effect on the operations of City of Dreams Manila, which would in turn adversely affect MCP’s and/or our business, financial condition and results of operations. In addition, any negative publicity arising from the disputes or non-compliance by Belle Corporation with the lease terms would have a material adverse effect on MCP’s and/or our business and prospects, financial condition and results of operations.

Furthermore, the Lease Agreement may be terminated in certain circumstances, including if MCE Leisure Philippines does not pay rent, or if either party fails to substantially perform any material covenants under the Lease Agreement and fails to remedy such breach in a timely manner, which would cause a material adverse effect on MCP’s and/or our business and prospects, financial condition, results of operation and cash flows.

The land and buildings leased by MCE Leisure Philippines from Belle Corporation has also been used as collateral by Belle Corporation under a loan agreement that it entered into with Banco de Oro Unibank, Inc. (“BDO”), a local bank in the Philippines, amongst other parties. Although MCP, Belle Corporation and the relevant parties have entered into a non-disturbance agreement with regard to the land and buildings in question, there can be no assurance that the provisions of the non-disturbance agreement will be complied with or that BDO will not enforce its rights under the loan and collateral agreements to oust MCE Leisure Philippines from possession of part of the leased premises used as collateral by Belle Corporation, or commits other acts that would cause a material adverse effect on MCP’s and/or our business and prospects, financial condition, results of operations and cash flows.

If the termination of certain agreements which Belle Corporation previously entered into with another casino operator and other third parties is not effective, such operator and third parties may seek to enforce these agreements against Belle Corporation or MCP as a co-licensee of Belle Corporation, which could adversely impact City of Dreams Manila and MCP.

Prior to MCE Leisure Philippines being designated as the sole operator under the Provisional License, Belle Corporation and the other Philippine Parties had previously entered into contracts with another operator and certain third-party contractors for the fit-out and other design work related to City of Dreams Manila in its previous form. Belle Corporation and the other Philippine Parties subsequently chose to terminate such pre-existing contracts and the operator signed a waiver releasing the Philippine Parties of all obligations under the contracts. Although Belle Corporation agreed to indemnify the MCE Philippine Parties from any loss suffered in connection with the termination of such contracts, there can be no assurance that Belle Corporation will honor such agreement. Any issues which arise from such contracts and their counterparties, or an attempt by another operator or any other third party contractors to enforce provisions under such contracts, could delay the construction and fit-out on City of Dreams Manila, increase the project’s cost, interfere with MCP’s operations or cause reputational damage, which would in turn materially adversely affect MCP’s and/or our business, financial condition and results of operations.

Compliance with the terms of the Provisional License, MCP’s ability to operate City of Dreams Manila, and the success of City of Dreams Manila as a whole are dependent on the actions of other Philippine Licensees over which MCP has no control.

Although MCE Leisure Philippines is the sole operator of City of Dreams Manila, the ability of the MCE Philippine Parties to operate City of Dreams Manila, as well as the fulfillment of the terms of the Provisional License granted by PAGCOR in relation to City of Dreams Manila, depends to a certain degree on the actions of the Philippine Parties. For example, the Philippine Parties, as well as the MCE Philippine Parties, are responsible for making certain contributions for the investment required by PAGCOR under the Provisional License and meeting a certain debt to equity ratio as specified in the Provisional License. The failure of any of the Philippine Parties to comply with these conditions will also result in a breach of the Provisional License. As the Philippine Parties are separate corporate entities over which MCP has no control, there can be no assurance that the Philippine Parties will remain in compliance with the terms of the Provisional License of their obligations and responsibilities under the Philippine Cooperation Agreement. In case any noncompliance issues arise, there can be no assurance that the Provisional License will not be suspended or revoked. In addition, if any of the Philippine Parties fails to comply with any conditions to the Provisional License, MCP may be forced to find alternative means of funding or take action against the Philippine Parties under the Philippine Cooperation Agreement or to enter into negotiation with PAGCOR for amendments to the Provisional License. There can be no assurance that such an attempt to amend the Provisional License would be successful. Any of the foregoing could materially and adversely affect MCP’s and/or our business, financial condition and results of operations.

Furthermore, under the Philippine Cooperation Agreement, the Philippine Parties are required to contribute the land and building shells for City of Dreams Manila. The Philippine Parties had contributed the land in accordance with the Philippine Cooperation Agreement. There can be no assurance that the Philippine Parties will be able to deliver such building shells in a timely manner and to the standard required, free and clear of any encumbrances, or that title to the land and building shells for City of Dreams Manila will not be challenged by third parties or the Philippine government in the future. In any such events, each of which is beyond MCP’s control, the ability of MCP to operate City of Dreams Manila in an efficient manner or at all may be curtailed, which would have a material adverse effect on its and/or our business, financial condition and results of operations.

MCE Leisure Philippines’ right to operate City of Dreams Manila is subject to certain limitations.

MCE Leisure Philippines’ right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among MCE Leisure Philippines and the Philippine Parties. For example, MCE Leisure Philippines is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (increased by 5.0% each year on the anniversary of the date of entry into the operating agreement) without the consent of the other Philippine Licensees. In addition, MCE Leisure Philippines is required to remit specified percentages of the mass market and VIP gaming EBITDA or revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc. (“PLAI”).

If MCE Leisure Philippines is unable to comply with any of the provisions of the operating agreement, the other parties to the operating agreement may bring lawsuits and seek to suspend or replace MCE Leisure Philippines as the sole operator of City of Dreams Manila, or terminate the operating agreement. Moreover, the Philippine Parties may terminate the operating agreement, if MCE Leisure Philippines materially breaches the operating agreement. Termination of the operating agreement, whether resulting from MCE Leisure Philippines’ or the Philippine Parties’ non-compliance with the operating agreement, would cause a material adverse effect on MCP’s and/or our business and prospects, financial condition, results of operations and cash flows.

MCE Leisure Philippines may be forced to suspend VIP gaming operations at City of Dreams Manila under certain circumstances.

Under the operating agreement for City of Dreams Manila, MCE Leisure Philippines must periodically calculate the respective amounts of VIP gaming earnings before interest, tax, depreciation and amortization derived from City of Dreams Manila (the “PLAI VIP EBITDA”) and mass market and VIP gaming net win derived from City of Dreams Manila and shared with PLAI pursuant to the operating agreement (the “PLAI Net Win”) and report such amounts to the Philippine Parties. If the PLAI VIP EBITDA is less than the PLAI Net Win, the Philippine Licensees must meet within 10 business days to discuss and review City of Dreams Manila’s financial performance and agree on any changes to be made to the payment terms under the operating agreement. If such an agreement cannot be reached within 90 business days, MCE Leisure Philippines must suspend VIP gaming operations at City of Dreams Manila, and the rent payable in respect of that part of the building designed primarily or exclusively for VIP gaming usage will be abated for as long as the VIP gaming operations are suspended.

Any suspension of VIP gaming operations at City of Dreams Manila would materially adversely impact gaming revenues from City of Dreams Manila. Moreover, suspension of VIP gaming operations could effectively lead MCE Leisure Philippines to limit or suspend certain non-gaming operations focusing on VIP players, such as the VIP hotel and VIP lounge, which would further reduce revenues from City of Dreams Manila. A suspension of VIP gaming operations, even for a brief period of time, could also damage the reputation and reduce the attractiveness of City of Dreams Manila as a premium gaming destination, particularly among premium direct players and other VIP players, as well as gaming promoters, which could have a material adverse effect on MCP’s and/or our business, financial condition and results of operations.

MCP may experience difficulty in managing potentially rapid growth of City of Dreams Manila.

City of Dreams Manila’s operations may grow rapidly upon commencement of commercial operations, as the Philippine gaming market matures and the three other holders of PAGCOR licenses in Entertainment City commence operations and develop their businesses. Successful management of this rapid growth in the overall Philippine gaming market depends upon many factors, including favorable economic conditions and regulatory environment as well as the construction and fit-out of our facilities.

MCP may not be able to implement an effective growth strategy in the future to keep pace with the expected rapid development of the Philippine gaming market. It may not be able to fit-out and operate additional facilities or expand City of Dreams Manila. The failure by MCP to take advantage of the opportunities presented by a growing market may have a material adverse effect on its and/or our business and results of operations. In addition, if MCP is unable to successfully manage the potential difficulties associated with growing its operations or expanding City of Dreams Manila, it may not be able to maintain operating efficiencies as City of Dreams Manila expands. If MCP is not able to continue to capture scale efficiencies, successfully manage personnel and hiring, improve its systems, maintain its cost discipline strategies and enhance its product offerings through any future construction phases of City of Dreams Manila, this would cause a material adverse effect on MCP’s and/or our business and prospects, financial condition, results of operations and cash flows.

City of Dreams Manila’s ability to generate revenues depends to a substantial degree on the development of Manila and the Philippines as a tourist and gaming destination.

The integrated casino resort and gaming industry in the Philippines is in an early stage of development and has a limited track record. It is difficult to evaluate the attractiveness of each of Entertainment City, Manila and the Philippines, in general, as viable gaming destinations to domestic and international visitors. City of Dreams Manila’s ability to generate revenue depends to a substantial degree on the continued development of the Philippines as a tourist and gaming destination, which in turn depends on several factors beyond the control of

MCP, including the Philippine government’s ability to successfully promote the Philippines as an attractive tourist destination, general promotion of the Philippines by the Philippine Department of Tourism and key tourism companies, the development of transportation and tourism infrastructure, consumer preferences and other factors in the Philippines and the region. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on MCP’s and/or our business and prospects, financial condition, results of operations and cash flows.

MCP’s strategy to attract Premium Market customers to City of Dreams Manila may not be effective.

A part of MCP’s strategy for City of Dreams Manila is to capture a share of the premium gaming market in the region. Compared to general mass market patrons, whose typical wagers are relatively low, premium market patrons usually have higher minimum bets. Despite its targeted marketing efforts, there can be no assurance that the premium market customers will be incentivized to play in City of Dreams Manila rather than in comparable properties in Macau or elsewhere in the region, as these players may be unfamiliar with the Philippines or refuse to change their normal gaming destination. If MCP is unable to expand in the premium mass market as it intends, this would adversely affect its and/or our business and results of operations.

Changes in public acceptance of gaming in the Philippines may adversely affect City of Dreams Manila.

Public acceptance of gaming changes periodically in various gaming locations in the world and represents an inherent risk to the gaming industry. In addition, the Philippine Catholic Church, community groups, non-governmental organizations and individual government officials have on occasion taken strong and explicit stands against gaming. PAGCOR has in the past been subject to lawsuits by individuals trying to halt the construction of casinos in their communities. Church leaders have on occasion called for the abolition of PAGCOR. There can be no guarantee that negative sentiments will not be expressed in the future against City of Dreams Manila or integrated casino resorts in general, which may reduce the number of visitors to City of Dreams Manila and materially and adversely affect MCP’s and/or our business, financial condition and results of operations.

MCP may be unable to successfully register City of Dreams Manila as a tourism enterprise zone with the Philippine Tourism Infrastructure and Enterprise Zone Authority, an agency of the Philippine Department of Tourism (“TIEZA”)

While MCE Leisure Philippines intends to apply for a designation as a tourism enterprise with TIEZA, there can be no assurance that TIEZA will approve the designation of MCE Leisure Philippines as a tourism enterprise. If MCE Leisure Philippines is unable to register as a tourism enterprise with TIEZA, it will not be entitled to certain fiscal incentives provided to some of MCE Leisure Philippines’ competitors that are tourism enterprises under TIEZA. For example, MCP’s liability for VAT on its sales largely depends on whether it may avail itself of tax incentives under TIEZA. If tax incentives under TIEZA are not available to MCP, it will be liable for VAT and these factors may result in a material adverse effect on MCP’s and/or our business and prospects, financial condition, results of operations and cash flows.

In addition, if MCE Leisure Philippines is able to register as a tourism enterprise with TIEZA, it will then be required to withdraw its current registration as a tourism economic zone enterprise with the Philippine Economic Zone Authority. The process of shifting from a tourism economic zone enterprise under Philippine Economic Zone Authority to a tourism enterprise under TIEZA is uncertain. There is also uncertainty with respect to the fiscal incentives that may be provided to a registered tourism enterprise under TIEZA. Any of the foregoing results could have a material adverse effect on MCP’s and/or our business, financial condition and results of operations.

MCP’s gaming operations are dependent on the Provisional License issued by PAGCOR.

PAGCOR regulates all gaming activities in the Philippines except for lottery, sweepstakes, jueteng, horse racing, and gaming inside the Cagayan Export Zone. City of Dreams Manila’s gaming areas may only legally operate under the Provisional License granted by PAGCOR, which imposes certain requirements on the MCE Philippine Parties and their service providers. The Provisional License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Provisional License include, among others:

•	to pay license fees monthly to PAGCOR;

•	not to exceed a 70:30 debt-to-equity ratio for each of the Philippine Licensees;

•	to invest US$1.0 billion in City of Dreams Manila and/or future gaming projects (of which the MCE Philippine Parties are responsible for US$500.0 million and the Philippine Parties are responsible for contributing the remaining US$500.0 million, as set forth under the Philippine Cooperation Agreement), as well as any new or additional conditions, guidelines or other regulations PAGCOR may impose. PAGCOR has required that US$650.0 million or 65.0% of the US$1.0 billion investment commitment be fully utilized and invested in City of Dreams Manila by its opening (which is expected to occur in 2014);

•	to hire locally at least 95.0% of total employees of City of Dreams Manila;

•	to ensure at least 40.0% of City of Dreams Manila’s gaming personnel are exclusively supplied by PAGCOR, where practicable;

•	to purchase at least 90.0% of City of Dreams Manila’s furniture and fixtures from Philippine manufacturers;

•	to deposit US$100.0 million in an escrow account and maintain a minimum balance of US$50.0 million at all times;

•	to remit 2.0% of certain casino revenues and 5.0% of certain non-gaming revenues; and

•	to obtain a regular license to replace the Provisional License upon City of Dreams Manila’s completion.

Moreover, certain provisions and requirements of the Provisional License are open to different interpretations and have not been tested in Philippine courts or made subject to more detailed interpretative rules. There is no guarantee that the MCE Philippine Parties’ proposed mode of compliance with these or other requirements of the Provisional License will be free from administrative or judicial scrutiny in the future. Any difference in interpretation between PAGCOR and MCP with respect to the Provisional License could result in sanctions against the MCE Philippine Parties, including fines or other penalties, such as suspension or termination of the Provisional License.

There can be no assurance that the Philippine Licensees will be able to comply with all of the Provisional License’s requirements, or that the Provisional License will not be modified to contain more onerous terms or amended in such a manner that would cause the Philippine Licensees to lose interest in the development of City of Dreams Manila. If the Provisional License is materially altered or revoked for any reason, including the failure by the Philippine Licensees to comply with its terms, or if a regular license is not issued upon City of Dreams Manila’s completion, MCP may be required to cease City of Dreams Manila’s gaming operations, which would have a material adverse effect on MCP’s and/or our business, financial condition and results of operations. In addition, a failure in the internal control systems of MCP may cause PAGCOR to adversely modify or revoke the Provisional License. Finally, the Provisional License, or any regular license issued to replace the Provisional License, will terminate in 2033, coinciding with the PAGCOR Charter’s termination, and there is no guarantee that the PAGCOR Charter or the regular license issued to replace the Provisional License will be renewed.

In addition, PAGCOR exercises significant control over City of Dreams Manila’s construction and gaming operations. The MCE Philippine Parties must submit any material modifications to the City of Dreams Manila project implementation plan to PAGCOR. As PAGCOR is also a gaming operator, there can be no assurance that PAGCOR will not withhold certain approvals from the MCE Philippine Parties in order to favor its own gaming operations. PAGCOR may also modify or impose additional conditions on its licensees or impose restrictions or limitations on MCE Leisure’s casino operations that would interfere with MCE Leisure’s ability to provide VIP services, which could adversely affect MCP’s business, financial condition and results of operations.

City of Dreams Manila may be required to obtain an additional legislative franchise, in addition to its Provisional License.

On March 5, 2012, the House of Representatives in the Philippines approved House Bill 5682, reverting to the Congress of the Philippines the right to grant legislative franchises to operators of games of chance, cards and numbers. Under House Bill 5682, PAGCOR will be prohibited from issuing casino, gaming and other similar licenses to operate without legislative franchises. Under House Bill 5682, the Philippine Licensees will be required to obtain from the Congress a legislative franchise to operate gambling casinos, gaming clubs and other similar gambling enterprises within one year from the date of the proposed law’s effectiveness. Non-compliance will be subject to cancellation of the license issued by PAGCOR. Further, House Bill 5682 provides that Congress shall have the authority to alter, amend or repeal any existing franchise, contract or similar arrangement when it is in the interest of the general welfare of the public. It is not yet known if House Bill 5682, in its current form, will be approved by the Senate or signed into law by the President of the Philippines. In the event that House Bill 5682 is signed into law, City of Dreams Manila may be required to obtain an additional legislative franchise in addition to its Provisional License, and there can be no assurance that such a franchise, which generally requires legislative approval after public hearings, will be granted. In addition, the Provisional License may be subject to amendment or repeal in the event that Congress determines that the common good so requires. In the event City of Dreams Manila is not granted any required franchise, or the Provisional License is materially amended or repealed, construction or operation of City of Dreams Manila may cease, which would have a material adverse effect on MCP’s and/or our business, financial condition and results of operations.

Recent investigations of bribery involving certain officials of PAGCOR and another holder of a provisional license granted by PAGCOR may result in wider investigation of all other provisional licenses.

In February 2012, various articles reported that Kazuo Okada, a Japanese national and a principal of Universal Entertainment Group (which is the ultimate parent of Tiger Resort Leisure and Entertainment Inc.) was accused by former business partner, Steve Wynn of Wynn Resorts of bribery of gaming officials in certain jurisdictions. Although the allegations by Mr. Wynn against Mr. Okada and officials of PAGCOR have yet to be proven and Mr. Okada has categorically denied any improprieties, various agencies in the Philippines have already called for investigations into the matter. There can be no assurance that such investigations will not result in wider investigation of both former and present officials of PAGCOR who were involved in the approval and granting of all other provisional licenses. In addition, such investigations could also lead to suspension and even termination of any or all such provisional licenses which were granted under the authority of such PAGCOR officials, any of which would have a material adverse effect on MCP’s and/or our business, goodwill and operations.

The Philippine Licensees may be subject to corporate income tax unless the courts affirm the tax exemption in favor of holders of PAGCOR licenses.

The Philippine Licensees may be subject to corporate income tax at the rate of 30% despite that they are entitled to pay license fees to PAGCOR “in lieu of all taxes” pursuant to the Provisional License. The Supreme Court of the Philippines has previously held that PAGCOR’s exemption from corporate income tax under the PAGCOR Charter was implicitly revoked and PAGCOR has been removed from the list of government owned and controlled corporations that are exempt from paying corporate income tax. Moreover, BIR has issued a Revenue Memorandum Circular indicating that PAGCOR and its licensees and contractees are subject to corporate income tax on its operations of gambling, casinos, gaming clubs and other similar recreation or amusement places and gaming pools. Although the Philippine Licensees may try to renegotiate the economic terms of the Provisional License, or protest BIR’s tax assessment or seek to suspend the collection of the tax assessed, there is no assurance that any of these remedies would be successful. Moreover, PAGCOR may adversely modify the Provisional License’s terms in light of the supreme court decision, which could materially and adversely affect MCP’s business, financial condition and results of operations.

MCP is exposed to risks in relation to MCP’s previous business activities and industry.

Prior to our acquisition of MCP, MCP’s primary business was the manufacture and processing of pharmaceutical products. The pharmaceuticals industry is highly regulated in the Philippines and abroad. There can be no assurance that MCP will not, in the future, be involved in or subject to claims, allegations or suits with respect to its previous activities in the pharmaceutical industry, for any of which MCP may not be insured fully or at all. Although MCP has indemnities as to certain liabilities or claims or other protections put in place, any adverse claim or liability imputed to MCP with respect to its previous business activities could have a material adverse effect on its business and prospects, financial condition, results of operations and cash flow.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us, and their interests in our business may be different than yours.

Melco and Crown together own a substantial majority of our outstanding shares, with each beneficially holding approximately 33.55% of our outstanding shares as of April 3, 2014. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our Company under which each agrees to, among other things, vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Crown and Melco, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders.

Business conducted by a collaboration of different corporate groups involves certain risks.

Melco and Crown are our controlling shareholders, with each holding approximately 33.55% of our total shares issued and outstanding as of April 3, 2014. With Melco and Crown being our controlling shareholders, there are special risks associated with the possibility that Melco and Crown may: (i) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (ii) have operations and projects elsewhere in Asia or other countries that compete with our businesses in Macau and the Philippines and for available resources and management attention within the joint venture group; (iii) take actions contrary to our policies or objectives; (iv) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (v) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Melco and Crown may pursue additional casino projects in Asia or elsewhere, which, along with their current operations, may compete with our projects in Macau and the Philippines, which could have material adverse consequences to us and the interests of our minority shareholders.

Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region or elsewhere, which, along with their current operations, may compete with our projects in Macau and the Philippines and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown Melbourne in Melbourne, Australia and Burswood Entertainment Complex in Perth, Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia or elsewhere that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau and/or the Philippines, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth.

Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. We cannot guarantee you that Melco and Crown will make strategic and other decisions which do not adversely affect our business.

Changes in our share ownership, including a change of control of our subsidiaries’ shares owned collectively by Melco and Crown, could result in our subsidiaries’ inability to draw loans or cause events of default under our subsidiaries’ indebtedness, or could require our subsidiaries to prepay or make offers to repurchase certain indebtedness.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance.

The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes, 2013 Senior Notes and Philippine Notes and potential enforcement of remedies by our lenders, which would have a material adverse effect on our financial condition and results of operations.

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

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness, including the following outstanding indebtedness:

•	approximately HK$9.4 billion (equivalent to approximately US$1.2 billion) under the 2011 Credit Facilities;

•	US$825.0 million from Studio City Finance’s sale of Studio City Notes;

•	US$1.0 billion from MCE Finance’s sale of the 2013 Senior Notes;

•	approximately HK$10.9 billion (equivalent to approximately US$1.4 billion) under Studio City Project Facility;

•	PHP15 billion (equivalent to approximately US$340 million) from MCE Leisure Philippines’ sale of the Philippine Notes;

•	financing for a significant portion of the costs of developing the fifth hotel tower at City of Dreams and the next phase at Studio City and City of Dreams Manila, in an amount which is as yet undetermined.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt bears interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our own and our subsidiaries’ assets, over which our lenders have taken or will take security.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other debt obligations.

We may require additional financing to complete our investment projects, which may not be available on satisfactory terms or at all.

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities and the issuance of the 2010 Senior Notes, RMB Bonds, 2013 Senior Notes, Studio City Notes and Philippine Notes. We will require additional funding in the future for our capital investment projects, including the fifth hotel tower at City of Dreams, the next phase at Studio City and other projects, which we may raise through debt or equity financing. We may be required to seek the approval or consent of or notify the relevant government authorities or third parties in order to obtain such financings. For example, any grant of the shareholder loan by MCE (Philippines) Investments Limited to MCE Leisure Philippines pursuant to the loan agreement for a term loan facility of up to US$340 million dated December 23, 2013 for the City of Dreams Manila project will be subject to the prior approval from Bangko Sentral ng Pilipinas, the central bank of the Philippines. There is no assurance that we would be able to obtain such required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing related to our capital investment projects may also be subject to, among others, the terms of credit facilities, 2013 Senior Notes, Studio City Notes and Philippine Notes. In addition, our ability to obtain debt or equity financing on acceptable terms, depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to ratings agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. As a result, we cannot assure you that we will be able to obtain sufficient funding on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated debt obligations, including our credit facilities, the 2013 Senior Notes, Studio City Notes and Philippine Notes, to refinance and to fund working capital needs, planned capital expenditure and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debts is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control, including:

•	our future operating performance;

•	the demand for services that we provide;

•	general economic conditions and economic conditions affecting Macau, the Philippines or the gaming industry in particular;

•	our ability to hire and retain employees and management at a reasonable cost;

•	competition; and

•	legislative and regulatory factors affecting our operations and business.

We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected debt obligations or our other liquidity needs, in which case, we may have to seek additional borrowings or undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seek to raise additional capital on terms that may be onerous or highly dilutive, any of which could have a material adverse effect on our operations. Our ability to incur additional borrowings or refinance our indebtedness, including our credit facilities, the 2013 Senior Notes, Studio City Notes and Philippine Notes, will depend on the condition of the financing and capital markets, our financial condition at such time and potentially governmental approval. We cannot assure you that any additional borrowing, refinancing or restructuring would be possible, that any assets could be sold, or, if sold, of the timing of the sales or the amount of proceeds that would be realized from those sales. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect, including the indentures governing the 2013 Senior Notes, Studio City Notes and Philippine Notes. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our failure to generate sufficient cash flow to satisfy our existing and projected debt obligations or other liquidity needs, or to refinance our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the indenture governing the 2013 Senior Notes, Studio City Notes and Philippine Notes there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt obligations and other agreements, or the indenture governing 2013 Senior Notes, Studio City Notes and Philippine Notes, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing the 2013 Senior Notes, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of debt or result in a default under our other debt agreements, including the indenture governing the 2013 Senior Notes. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

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

The 2011 Credit Facilities and associated facility and security documents that Melco Crown Macau has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Macau and certain of our subsidiaries, or the Borrowing Group, and therefore, effectively, on us. The covenants in the 2011 Credit Facilities restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	sell, transfer or dispose of assets;

•	make certain investments;

•	make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	make payments for fees or goods and services to our controlling shareholders, unless on normal commercial terms;

•	vary Melco Crown Macau’s Subconcession Contract or the Borrowing Group’s land concessions and certain other contracts; and

•	enter into contracts for construction or financing of the fifth hotel tower at City of Dreams unless approved under the terms of the 2011 Credit Facilities.

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

Studio City Project Facility also requires Studio City Investments Limited and its subsidiaries to satisfy various financial covenants based on specified financial ratios, including the following:

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

Our City of Dreams Manila operations may be restricted by the terms of the Philippine Notes, which could limit our ability to plan for or react to market conditions or meet our capital needs.

The indenture governing the Philippines Notes includes a number of significant restrictive covenants. Such covenants restrict, among other things, the ability of MCP and its subsidiaries, including MCE Leisure Philippines to:

•	incur or guarantee additional indebtedness;

•	sell all or substantially all of MCP or any of its subsidiaries’ assets;

•	create liens on assets; and

•	effect a consolidation or merger.

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

Our current and future debt facilities, including the 2011 Credit Facilities and Studio City Project Facility, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances in any debt facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down or roll over loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

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

If we are unable to maintain our current debt facility or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), this could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of the fifth hotel tower at City of Dreams and Studio City and City of Dreams Manila and any other future projects. This may limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. The costs incurred by any new financing may be greater than anticipated due to the turmoil in credit markets. Such increase in funding costs may have a negative impact on our revenue and financial condition.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq, and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until April 3, 2014, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on April 3, 2014 was US$37.84 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market, the Philippine market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau gaming market and/or the Philippine gaming market;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi and Philippine Peso;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs; and

•	rumors related to any of the above.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs and shares.

We cannot assure you that we will make dividend payments in the future.

On February 25, 2014, we adopted a dividend policy to distribute quarterly dividends in an aggregate amount per year of approximately 30% of annual consolidated net income attributable to Melco Crown Entertainment, subject to our ability to pay dividends from our accumulated and future earnings and our cash balance and future commitments at the time of declaration of any dividend. On February 25, 2014, the Company’s board of directors announced a proposal of declaration and payment of a special dividend of US$0.1147 per share (or US$0.3441 per ADS), to shareholders of record at the close of business on April 4, 2014, subject to shareholders’ approval, which was subsequently obtained on March 26, 2014. We cannot assure you that we will make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board.

Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Cayman Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2011 Credit Facilities, 2013 Senior Notes, Studio City Notes, Studio City Project Facility and other facility agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2011 Credit Facilities and the Studio City Project Facility include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover and leverage ratios and, if a cash distribution, ensuring that the dividend payment amount does not exceed a certain amount of our cash and cash equivalent investments and that as a result of such dividend payment we still hold a certain amount of cash and cash equivalent investments. The 2013 Senior Notes and Studio City Notes also contain certain covenants restricting payment of dividends by MCE Finance and its subsidiaries and Studio City Finance and its subsidiaries, respectively. For more details, please see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

Substantial future sales or perceived sales of our shares or ADSs in the public market could cause the price of our ADSs and shares to decline.

Sales of our ADSs or shares in the public market, or the perception that these sales could occur, could cause the market price of our shares and ADSs to decline. Upon expiration of the lock-up agreements, all of the shares beneficially held by Melco and Crown are available for sale, subject to volume and other restrictions, as applicable, under Rule 144 under the Securities Act of 1933, or the Securities Act, and subject to the terms of their shareholders’ deed. To the extent these or other shares are sold into the market, the market price of our shares and ADSs could decline. The ADSs represent interests in our shares. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.

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

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong and the Philippines. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in Cayman Islands, Macau, Hong Kong and Philippine courts judgments obtained in U.S. courts based on the civil liability provisions of the

U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong or the Philippines would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau, Hong Kong or the Philippine courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong or the Philippines against us or such persons predicated upon the securities laws of the United States or any state.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our Company was incorporated under the name of Melco PBL Entertainment (Macau) Limited in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an oversea company under the laws of Hong Kong in November 2006. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in our Company. As a result, in May 2008, we changed our name to Melco Crown Entertainment Limited. For more information on our corporate history and structure, see “—C. Organizational Structure.”

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

On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP, a company listed on the Philippine Stock Exchange. MCP owns 100% of MCE Leisure Philippines, which has been granted the exclusive right to manage, operate and control our Philippines integrated casino resort project, “City of Dreams Manila”.

For a description of our principal capital expenditures for the years ended December 31, 2013, 2012, and 2011, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and operator of casino gaming and entertainment resort facilities in Asia.

We currently have two major casino based operations, namely, City of Dreams and Altira Macau, and non-casino based operations at our Mocha Clubs. We are also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort, and the iconic fifth hotel tower at City of Dreams in Cotai, Macau, which are expected to open in mid-2015 and early 2017, respectively. Our current and future Macau operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two “Forbes Five Star” hotels in Macau: Altira Macau and the Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

Our current operating facilities are focused on the Macau gaming market, which we believe will continue to be one of the largest gaming destinations in the world. In 2013, Macau generated approximately US$45.0 billion of gaming revenues, according to the DICJ, representing an 18.6% increase from the comparable period of 2012. In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, has been cooperating with Belle Corporation, being one of the Philippine Parties, to develop and operate City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort within the Entertainment City complex in Manila, which is anticipated to open later this year.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high end customers and rolling chip players from regional markets across Asia. As of December 31, 2013, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 480 gaming tables and approximately 1,400 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and pays us the gross operating profit after deduction of its management fees. We have also entered into license agreements with respect to Crown Towers hotel and Hard Rock Hotel, pursuant to which we have been granted certain rights to use certain intellectual property of the licensors. No fee is payable for our use of the Crown marks and certain fees are payable for our use of the Hard Rock marks. See “— Intellectual Property.” The Crown Towers hotel, a “Forbes Five Star” hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams includes over 20 restaurants and bars, approximately 70 retail outlets, an audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,200 square feet of live entertainment space.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning The House of Dancing Water show. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams. We believe this production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists.

“Dragon’s Treasure”, the show offered in The Bubble at City of Dreams, received the 2009 THEA Award for “Outstanding Achievement” from the Themed Entertainment Association (TEA). City of Dreams also won the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development, and the “Best Casino VIP

Room” and “Best Casino Interior Design” awards in the International Gaming Awards in 2011, which recognizes outstanding design in the casino sector. City of Dreams was also recognized for its outstanding customer service and diverse range of unique world class entertainment experiences with the “Best Customer Experience of the Year” award in the International Gaming Awards in 2012.

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

We are moving forward with the development of the fifth hotel tower at City of Dreams, which according to our current development schedule is anticipated to open in early 2017, helping us extend our leading position at the premium end of the market.

Before we commenced our development of the fifth hotel tower at City of Dreams, we assessed our hotel room requirements, government policies and general market conditions. The development of the fifth hotel tower at City of Dreams will be subject to the availability of additional financing and Macau government approval and may require the approval of our financiers under our existing and any future debt facilities. In respect of the fifth hotel tower at the City of Dreams, our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2013, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 140 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau, as evidenced by its long-standing “Forbes Five Star” recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants, dining areas focused around the gaming areas and several bars. Altira Hotel also offers non-gaming entertainment venues, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau continues to offer the most luxurious hotel experience to every customer with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes Five Star” rating in both Lodging and Spa categories by the Forbes Travel Guide (formerly known as Mobil Travel Guide) for the fourth year running in 2013. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in the TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2013, we had eight clubs with a total of 1,369 gaming machines in operation, which represented

10.4% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic table games without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

The Macau government enacted an administrative regulation which came into effect on November 27, 2012, pursuant to which gaming machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) in properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, all gaming machine lounges were required to comply with the applicable requirements by November 27, 2013. We closed three Mocha Clubs which did not meet the relevant location requirements before November 27, 2013. In May and November 2013, we obtained approval from the Macau government to open two new Mocha Clubs, one of which opened in December 2013 and the other one is expected to open later this year.

Our Development Projects

We continually seek new opportunities for additional gaming or related businesses in Macau and in other Asian countries and will continue to target the development of a project pipeline in the Asian region in order to expand our footprint in countries which offer legalized casino gaming. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Studio City

On July 27, 2011, we, through our subsidiary, MCE Cotai Investments Limited, acquired a 60% equity interest in SCI, the developer of Studio City. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly owned subsidiary New Cotai, LLC. The total consideration under the share purchase agreement and related transaction documents is US$360 million, which includes: (i) a payment of US$200 million to an affiliate of eSun Holdings, which was the joint venture partner of New Cotai, LLC in developing Studio City, for its entire 60% interest in, and a shareholder’s loan of US$60 million extended to, SCI and its subsidiaries; and (ii) a payment of US$100 million in cash in three installments over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings. See note 25(b) to the consolidated financial statements included elsewhere in this annual report for further details regarding the acquisition. We will develop Studio City with New Cotai, LLC pursuant to a shareholder agreement dated July 27, 2011 entered into amongst, us, MCE Cotai Investments Limited, New Cotai, LLC and SCI. Under the shareholders agreement, both MCE Cotai Investments Limited and New Cotai, LLC have agreed to contribute an aggregate capital amount of US$800 million to SCI (“Original Capital Commitment”) in the ratio of 60% by MCE Cotai Investments Limited and 40% by New Cotai, LLC for funding the development of Studio City.

On September 25, 2012 and May 17, 2013 respectively, the parties to the shareholders agreement entered into two amendment agreements (collectively “Amendments”). Pursuant to the Amendments, both MCE Cotai Investments Limited and New Cotai, LLC agreed to contribute an additional capital amount of US$350 million to SCI in the same ratio of 60% to 40% (“Follow On Commitment”). As of December 31, 2013, a total of

US$1,050 million representing the entire Original Capital Commitment and part of the Follow On Commitment has been funded by MCE Cotai Investments Limited and New Cotai, LLC, being a contribution of US$630 million by MCE Cotai Investments Limited and US$420 million by New Cotai, LLC.

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

Studio City has an approved gross construction area of 707,078 square meters (approximately 7.6 million square feet). The first phase of the Studio City project is expected to include a 5-star luxury hotel (which we currently expect to operate under our own branding) and related facilities, gaming capacity, retail, attractions and entertainment venues (including a multipurpose entertainment studio). The first phase of the Studio City project is currently targeted to open in mid-2015. Our plan for the expansionary phase at Studio City is under review. Total project costs including construction and fit out costs, design and consultant fees and excluding the cost of land, capitalized interest and pre-opening expenses are currently budgeted at approximately US$2.04 billion. As of December 31, 2013, we had incurred capital expenditure of approximately US$580.1 million for the development of Studio City.

We successfully raised US$825.0 million through our Studio City Notes offering in November 2012. We signed the Studio City Project Facility agreement in January 2013 with the lead arranging banks for a HK$10,855,880,000 (approximately US$1.4 billion) senior secured credit facilities. These financings were achieved without a corporate guarantee from MCE.

We will operate the gaming areas of Studio City pursuant to a services agreement we entered into in May 2007 as amended on June 15, 2012 with, inter alia, Studio City Entertainment Limited (formerly known as New Cotai Entertainment (Macau) Limited) (which we acquired control of 60% of the shares in July 2011), together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or related to the aforementioned agreement. Our subsidiary Melco Crown Macau will be reimbursed for the costs incurred in connection with its operation of the Studio City casino.

City of Dreams Manila

On October 25, 2012, MCE Leisure Philippines entered into the Philippine Cooperation Agreement with the Philippine Parties in connection with City of Dreams Manila, an integrated resort project located within Entertainment City, Manila, comprising a casino, hotel, retail and entertainment complex. On March 13, 2013, the transactions contemplated by the Philippine Cooperation Agreement were completed and, as a result, MCE Leisure Philippines, MCE Holdings Philippines, MCE Holdings No. 2 and the Philippine Parties together became the Philippine Licensees under the Provisional License granted by PAGCOR for the establishment and operation of the Philippines integrated casino resort project known as “City of Dreams Manila”. Under the Provisional License, MCE Leisure Philippines will operate the casino business of City of Dreams Manila. In addition, MCE Leisure Philippines and the Philippine Parties entered into an operating agreement on March 13, 2013, pursuant to which MCE Leisure Philippines has been granted the exclusive right to manage, operate and control City of Dreams Manila. Under the operating agreement, PremiumLeisure and Amusement, Inc. has the right to receive monthly payments from MCE Leisure Philippines, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure Philippines has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

The Provisional License specifies that the Philippine Licensees must invest US$1.0 billion in City of Dreams Manila, of which we are responsible for contributing at least US$500.0 million and the Philippine Parties are responsible for contributing at least US$500.0 million, as set forth in the Philippine Cooperation Agreement. PAGCOR has required US$650.0 million, or 65.0% of the US$1.0 billion investment commitment, to be fully utilized and invested in City of Dreams Manila by its, and the remaining US$350.0 million to be invested within three years of the casino opening, subject to further discussion with PAGCOR.

The Provisional License requires the Philippine Licensees to pay to PAGCOR (i) monthly license fees ranging from 15.0% to 25.0% of casino revenues, (ii) cultural promotion fees of 2.0% of casino revenues, with certain exclusions, and (iii) an additional fee of 5.0% of non-gaming revenues, excluding hotel operations. In addition, the Provisional License sets forth certain terms relating to liquidity, working capital and minimum local purchasing and employment requirements.

City of Dreams Manila is located on an approximately 6.2-hectare site within Entertainment City, Manila, close to Metro Manila’s international airport and central business district. City of Dreams Manila is expected to be one of the Philippines’ leading integrated tourism resorts and anticipated to open later this year.

Upon completion and subject to any interior design modifications, City of Dreams Manila is expected to have approximately 14,026 square meters (approximately 150,727 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square meters (approximately 3.2 million square feet). Under the regulatory framework of PAGCOR, City of Dreams Manila will be permitted to operate up to approximately 1,680 slot machines, 1,680 electronic table games and 365 gaming tables upon opening. Notwithstanding the maximum permitted by PAGCOR, the actual number of slot machines, electronic table games and gaming tables upon completion, may be fewer. City of Dreams Manila is expected to have three hotels, including the ultra-luxurious and exciting brands such as Crown Towers hotel and Nobu Hotel, with approximately 950 rooms in aggregate, including VIP and five-star luxury rooms and high-end boutique hotel rooms, and five specialty restaurants along with a number of bars and a multi-level car park. City of Dreams Manila is also expected to feature three separate entertainment venues: a family entertainment center, a live performance central lounge within the casino and a night club encapsulated within the Fortune Egg, an attractive domelike structure accented with creative external lighting, which is expected to become a centerpiece attraction of the project. City of Dreams Manila will also feature a retail boulevard.

City of Dreams Manila represents an important milestone for us, marking our first entry into an entertainment and gaming market outside of Macau, which will enable our Company to deliver an incremental source of earnings and cash flow. City of Dreams Manila meaningfully expands our regional offerings designed to cater to the needs and ever-growing demands of the increasingly important Asian middle-class which continues to seek a more sophisticated and broader leisure and entertainment experience.

Our Objective and Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Asia. To achieve our objective, we have developed the following core business strategies:

Maintain a Strong Balance Sheet and Conservative Capital Structure and Remain Alert to Opportunistic Growth Opportunities

We believe that a strong balance sheet and a conservative capital structure are key tenets of our fundamental operating philosophy as a company. This approach provides and maintains financial stability, it also forms and strengthens the core foundation for our future growth strategy. Proactive balance sheet management and an efficient capital structure provide us with the ability and flexibility to pursue opportunistic growth in the future. Additionally, we believe that patience is an important attribute in monitoring the development of the markets in which we operate and in identifying and executing future development in existing, as well as, new markets.

Develop a Balanced Product Portfolio of Well-Recognized Branded Experiences Tailored for a Broad Spectrum of Customer Segments, with a focus on the Premium Market

We offer a balanced product portfolio targeting rolling chip and mass market players, with an emphasis on the premium segment. We believe our ability to cater to different market segments will enhance our ability to adapt to the fast growing and changing gaming markets in Macau and the Philippines, as well as to achieve balanced and sustainable long-term growth in the future. That said, we focus on the premium market and have created a service culture and high end customer environments that appeal to this discerning group of patrons.

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

We have incorporated design elements at our properties that cater to specific customer segments. By utilizing a more focused customer segmentation strategy, we believe we can better service specific segments of the Macau and the Philippine gaming market.

Utilize Melco Crown Macau’s Subconcession to Maximize Our Business and Revenue Potential in Macau

In Macau, we intend to leverage the independence, flexibility and economic benefits we enjoy as a subconcessionaire to capitalize on the potential growth of the local gaming market. As a subconcessionaire, we can, subject to government approval, develop and operate new projects without the need to partner with other concessionaires or subconcessionaires. We will consider opportunities as they arise to utilize our subconcession at newly acquired or developed or existing properties.

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

Create First Class Service Experiences

We believe that service quality and memorable experiences will continue to grow as a key differentiator among the operators in the territories where we operate. As the depth and quality of product offerings continue to develop and more memorable properties and experiences are created, we believe that tailored services will drive competitive advantage. As such, our focus remains on creating service experiences for the tastes and expectations of our various customers. We believe our dedicated management team with significant experience in operating large scale, high quality resort facilities drive our competitive advantage. As the continued development of our staff and supporting resources are central to our business, we plan to invest in the long term development of our people through relevant training and experience sharing.

Our Properties

All our existing operating properties are in Macau and we operate our gaming business of such properties in accordance with the terms and conditions of our gaming subconcession. In addition, our City of Dreams, Altira Macau and Studio City properties and other development projects in Macau are subject to the terms and conditions of land concession contracts. See “— Regulations — Land Use Rights in Macau.”

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of up to ten years each. The initial land premium of approximately MOP842.1 million (equivalent to approximately US$105.1 million) was paid up in full in February 2013. The land grant was amended on September 15, 2010 to increase the total developable gross floor area at the site to 668,574 square meters (equivalent to approximately 7.2 million square feet) and amend the purpose of such area, which required an additional premium in the amount of MOP257.4 million (equivalent to approximately US$32.1 million), which was fully paid in March 2010.

Pursuant to an amendment request made by Melco Crown (COD) Developments on December 9, 2011, in March 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the initial terms for the revision of the land concession contract which contemplated an extension of the development period to the date falling 4 years after the publication of the amendment to the land concession contract in the Macau official gazette and the development of additional five-star hotel areas in replacement of the four-star apartment hotel areas; which required an additional land premium of approximately MOP187.1 million (equivalent to approximately US$23.3 million) of which MOP70.0 million (equivalent to approximately US$8.7 million) were payable to the Macau government upon acceptance of the final amendment proposal issued by the Macau government, and the remaining amount of approximately MOP117.1 million (equivalent to approximately US$14.6 million) were to be paid in four bi-annual installments, accrued with interest at the annual rate of 5%, the first of which due six months after the date of publication of the amended land concession contract in the Macau official gazette and revised the government land use fees to approximately MOP9.9 million (equivalent to approximately US$1.2 million) per annum. On October 9, 2013, the Macau government communicated to Melco Crown (COD) Developments and Melco Crown Macau the final amendment proposal for the revision of the City of Dreams land concession contract. On October 16, 2013, Melco Crown (COD) Developments paid MOP70.0 million (equivalent to approximately US$8.7 million) of the additional land premium set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process was completed in January 29, 2014 with the publication in the Macau official gazette.

During the construction period, we paid the Macau government land use fees at an annual rate of MOP30.0 (equivalent to approximately US$3.74) per square meter of land, or an aggregate annual amount of approximately MOP3.4 million (equivalent to approximately US$424,000). According to the terms of the revised land concession, the annual government land use fees payable after completion of development will be approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years.

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

Altira Macau

The Altira Macau site is located on a plot of land in Taipa, Macau of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government which is renewable for successive periods of up to ten years each. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments. The land premium of approximately MOP149.7 million (equivalent to approximately US$18.7 million) was fully paid in July 2006, a guarantee deposit of approximately MOP157,000 (equivalent to approximately US$20,000) was paid upon acceptance of the land lease terms in 2006 and government land use fees of approximately MOP1.4 million (equivalent to approximately US$171,000) per annum are payable. The amounts may be adjusted every five years as agreed between the Macau government and us using applicable market rates in effect at the time of the adjustment.

Pursuant to an amendment request made by Altira Developments in 2012, in January 2013, Altira Developments accepted the initial terms for the revision of the land lease agreement which contemplated the increase of the total gross floor area from approximately 95,000 square meters (equivalent to approximately 1,022,600 square feet) to approximately 103,000 square meters (equivalent to approximately 1,108,700 square feet), to reflect the construction plans approved by the Macau government and to enable final registration of the land concession. Such amendment required an additional land premium of approximately MOP19.6 million (equivalent to approximately US$2.4 million) payable to the Macau government upon acceptance of the final amendment proposal issued by the Macau government, and revised the government land use fees to approximately MOP1.5 million (equivalent to approximately US$186,000) per annum. On June 26, 2013, the Macau government communicated to Altira Developments the final amendment proposal for the revision of the Altira land concession contract. On July 15, 2013, Altira Developments paid the additional land premium set forth in the final amendment proposal, and on July 16, 2013, it accepted the terms of such proposal. The land grant amendment process was completed on December 18, 2013 with the publication in the Macau official gazette of such revision.

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

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 83,800 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Gaming Area
			(In square feet)
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Mocha Square	October 2007	1/F, 2/F and 3/F of Mocha Square	3,400
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800

Total			83,800

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

Studio City

Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and has a gross construction area of approximately 7.6 million square feet (equivalent to approximately 707,078 square meters). The gross construction area for the first phase is approximately 5.0 million square feet (equivalent to approximately 463,000 square meters). Under the Studio City land concession contract, the land premium is approximately MOP1,425.3 million (equivalent to approximately US$177.9 million), of which approximately MOP853.5 million (equivalent to approximately US$106.5 million) was paid as of December 31, 2013, and the remaining MOP571.8 million (equivalent to approximately US$71.4 million) will be paid in three bi-annual installments, bearing interest at 5% per annum. Under the Studio City land concession contract, Studio City Developments has provided guarantees in the total amount of MOP7.4 million (equivalent to approximately US$0.9 million). Currently, the development period under the land concession contract is for 72 months from July 25, 2012.

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

City of Dreams Manila

The City of Dreams Manila site is located on a reclaimed land, or the Project Reclaimed Land. The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority (“PEA”). This acquisition occurred in 1995 as part of the R 1 Consortium’s compensation for the construction of PEA’s Manila-Cavite Coastal Road project. R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities in 1995. These two entities later merged with

Belle Bay City Corporation (“Belle Bay”), which is 34.9% owned by Belle Corporation, being one of the Philippine Parties, with Belle Bay becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay was dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay’s plan of dissolution. Belle Corporation has exercised possession and other rights over the Project Reclaimed Land since this allocation. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. Then in 2010, Belle Corporation and the Social Security System entered into a lease agreement for that portion.

MCE Leisure Philippines does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, MCE Leisure Philippines leases the Project Reclaimed Land and buildings from Belle Corporation under the Lease Agreement. Part of the land covered under the Lease Agreement is leased by Belle Corporation from the Social Security System under the lease agreement between Belle Corporation and the Social Security System in 2010.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming related equipment, are located on the ground floor and level one within Hotel Taipa Square in Macau and having a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement signed on June 12, 2008 with the owner, Hotel Taipa Square (Macao) Company Limited. The term of the agreement is one year from the date of execution and is automatically renewable, subject to certain contractual provisions, for successive periods of one year under the same terms and conditions, until June 26, 2022.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong and the Philippines. We lease all of our office and storage premises. We used to own five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) in Macau. These five units have a total area of 839 square meters (equivalent to approximately 9,029 square feet). The five units were purchased by MPEL Properties (Macau) Limited, our subsidiary, for approximately HK$79.7 million (equivalent to approximately US$10.2 million) in August 2008. On November 20, 2013, we entered into a promissory agreement with a third party purchaser for our disposal of these five units for a total consideration of HK$240.0 million (equivalent to approximately US$30.8 million). The sale and purchase of the five units completed on February 18, 2014 and upon completion of the sale, we continue to occupy and use the relevant units as our recruitment center under a short-term tenancy agreement with the new owner for a term of two years.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our gaming customers and have developed a series of commission and other incentive-based programs to offer to both gaming promoters and individuals alike. It is also our intention to employ a tiered loyalty program in City of Dreams Manila to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. Dedicated customer hosting programs will provide personalized service to the most valuable customers of City of Dreams Manila. In addition, we plan to utilize sophisticated analytical programs to track the behavior and spending patterns of our gaming patrons in City of Dreams Manila. Similar to our experience in Macau, we believe these tools will help to deepen our understanding of the customers of City of Dreams Manila to optimize yield per gaming table and continuous improvements to the property.

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

Meanwhile, upon its completion within this year 2014, our City of Dreams Manila is expected to offer three separate entertainment venues, supported by a diverse food and beverage zone designed to be a socializing hub where guests can relax and be entertained. The entertainment offerings, designed to cater to all key demographic groups, are expected to include the Fortune Egg, a central dome-like structure for housing a dynamic night club, a casino performance lounge, and a thematic family entertainment center. In developing these entertainment venues and attractions, we believe that City of Dreams Manila will be able to leverage the experience of City of Dreams in Macau, which has developed world-class attractions such as “House of Dancing Water”, “Dragon’s Treasure” and the Club Cubic nightclub.

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

In Macau, we engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff, and gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month.

Gaming promoters are responsible for a substantial portion of our casino revenues. For the years ended December 31, 2013, 2012 and 2011, approximately 49.8%, 53.4% and 61.0% of our casino revenues, were derived from customers sourced through our rolling chip gaming promoters, respectively.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2013, 2012 and 2011, we had agreements in place with 114, 107 and 86 gaming promoters in Macau, respectively. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors, or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$391.9 million, US$308.6 million and US$321.6 million for the years ended December 31, 2013, 2012 and 2011, respectively. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 29/2009 as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

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

As of December 31, 2013, 2012 and 2011, our casino accounts receivable were US$424.0 million, US$426.8 million and US$385.9 million, respectively. Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance.

For information regarding allowances for doubtful accounts, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

For City of Dreams Manila, we intend to leverage our extensive sales reach within Asia, particularly to the sizable international customer base largely developed through our Macau operations, of which a majority comprises mainland China clientele, and our strong relationship with gaming promoters in Macau and the rest of Asia. It is our intention that MCP shall work with Melco Crown Macau to develop cross promotional marketing campaigns that position the Philippines as an additional gaming and tourist destination to guests at our properties and our gaming promoter networks. We believe that these sales and marketing channels should provide a distinct competitive advantage and complement MCP’s efforts to grow its own local client base.

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

Macau Gaming Market

In 2013, 2012 and 2011, Macau generated approximately US$45.0 billion, US$38.0 billion and US$33.4 billion of gaming revenue, respectively, according to the DICJ, compared to the US$6.4 billion, US$6.1 billion and US$6.0 billion of gaming revenue (excluding sports book and race book), respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$2.8 billion, US$3.0 billion and US$3.3 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Division of Gaming Enforcement. Gaming revenue in Macau has increased at a five year CAGR from 2008 to 2013 of 27.10% compared to five year CAGRs of 1.18% and -8.99% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

From 2011 to 2013, market wide gaming revenues increased significantly. Gross gaming revenues in Macau grew by 18.6% in 2013, 13.5% in 2012 and 42.2% in 2011, according to the DICJ. This growth was driven by all three main gaming segments. In 2013, according to the DICJ, rolling chip gaming revenues increased 13.1%, representing 66.1% of all gaming revenues in Macau, mass market table games revenues grew by 34.7% and electronic gaming revenues grew by 8.6%. We believe the growth in gaming revenues in Macau is supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau in 2013, totaled more than 29.3 million visitors. Mainland China continues to drive overall visitation growth, increasing 10.2% as compared to 4.4% decrease for all other visitors in 2013, and visitors from mainland China represented 63.5%, while visitors from Hong Kong and Taiwan represented 23.1% and 3.4%, of all visitors to Macau in 2013, respectively.

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

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai, which it expects to open in the first half of 2016.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau resort opened in Cotai in May 2011. In 2012, Galaxy started the construction for phase II of Galaxy Macau, which it expects to be completed by mid-2015.

VML with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. VML has announced proposals for the development of an additional Hotel tower at Sands Cotai Central in Cotai. VML has also announced commencement of a further large development in Cotai which it expects to open in late 2015.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction in February 2013.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed

5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2013 was 5,750. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

Philippine Gaming Market

We expect City of Dreams Manila to face competition in the Philippines market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. In addition, PAGCOR, an entity owned and controlled by the government of Philippines, operates gaming facilities across the Philippines.

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

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore in April 2010. Despite these openings, Macau has continued to show healthy growth. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are the key periods where business and visitation fluctuate considerably. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Intellectual Property

We have applied for or registered the trademarks “Altira,” “Mocha Club,” “City of Dreams”. “City of Dreams Manila”, “Melco Crown Entertainment” and “Melco Crown Philippines” in, as the case may be, Macau, the Philippines and other jurisdictions. We have also applied for or registered in Macau and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila. While our branding strategy for Studio City has not yet been finalized, we have registered a number of trademarks in Macau and Hong Kong (including the “Where Cotai Begins” trademark), which may ultimately be used as a component of our branding strategy for Studio City.

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

•	If we violate the Macau Gaming Law, Melco Crown Macau’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of the conceded business without permission for reasons not due to force majeure , or in the event of insufficiency of our facilities and equipment which may affect the normal operation of the conceded business, the Macau government would be entitled to replace Melco Crown Macau during such disruption and to ensure the continued operation of the conceded business. Under such circumstances, we would bear the expenses required for maintaining the normal operation of the conceded business.

•	The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capability. See “— The Subconcession — The Subconcession Contract.”

•	Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder of a Concessionaire or Subconcessionaire holding stock equal to or in excess of 5% of concessionaire or subconcessionaire stock capital who is found unsuitable will be required to dispose of such stock by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such stock must be acquired by the concessionaire or subconcessionaire. Melco Crown Macau will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with it, Melco Crown Macau:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•	The Macau government also requires prior approval for the creation of a lien over gaming assets or the property comprising a casino, shares and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its stock in respect of any public offering also require the approval of the Macau government to be effective.

•	The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

•	We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.

•	In addition, the Macau Gaming Law regulates gaming promoters. See “— Regulations Relating to Gaming Promoters” below.

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

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Administrative Regulation 6/2002 (as amended) and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, of September 11, 2009 a commission cap of 1.25% of net rolling was imposed. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines (ranging from 100,000 Patacas up to 500,000 Patacas) on gaming operators that do not comply with the cap and other fines (ranging from 50,000 Patacas up to 250,000 Patacas) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a Concessionaire and Subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

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

Anti-Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006, the Administrative Regulation (AR) 7/2006 and the DICJ Instruction 2/2006 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos.

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

On November 7, 2013 Melco Crown Macau was notified of the Macau government’s decision to reduce by 10% the smoking areas of six Mocha Clubs and the Taipa Square Casino. On December 10, 2013, Melco Crown Macau proceeded to file with the Macau government the required documentation to give effect to such reduction in respect of four of the affected Mocha Club and the Taipa Square Casino. The procedure is currently under review by the Macau government.

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

Moreover, under this regulation, gaming machine lounges shall only be located: (i) in hotels with at least five-star classification; (ii) properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under the regulation, all slot lounges must comply with the above mentioned requirements by November 27, 2013. On November 26, 2013, in compliance with the Macau Administrative Regulation no. 26/2012, Melco Crown Macau closed three Mocha Clubs, which did not meet the new location requirements. Melco Crown Macau however obtained approval from the Macau government in May and November 2013 to open two new Mocha Clubs, one of which has been opened in December 2013 and the other one is expected to open soon within this year.

Labor Quotas

All businesses in Macau must apply to the Macau Human Resources Office for labor quotas to import non-resident skilled workers from China and other regions or countries. Businesses are free to employ Macau residents in any position without any type of quota, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from China and the other to import non-skilled workers from all other countries. Melco Crown Macau is required by law to employ only Macau residents as dealers, croupiers and supervisors. Non-resident skilled workers are also subject to authorization by the Macau Human Resources Office, which is given individually on a case-by-case basis.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its nonresident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents for all employees.

Land Use Rights in Macau

Macau land is divided into plots, each of which is given a number. There is a small number of private freehold plots in Macau, typically found in the original area of the Macau territory. Where the land is private freehold land, no government rent is payable and there are no temporal limits to the ownership of the land or the buildings erected on the land, which are private property. The rest of the land, including land reclamation areas, belongs to the Macau government. In most cases, private interests in real property located in Macau are obtained through long-term leases from the Macau government.

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

Foreign Corrupt Practices Act

Our Company is subject to the FCPA, which makes it illegal for our Company and its employees and agents to offer or give money or any other item of value to win or retain business or to influence any act or decision of any foreign official. The Company adopted a Code of Business Conduct and Ethics (the “Code”) which includes specific FCPA related provisions in Section IV and VIII B of the Code. To further supplement the Code, our Company implemented a FCPA Compliance Program in 2007, which was revised and expanded in scope in December 2013 as the Ethical Business Practices Program. This covers the activities of the shareholders, directors, officers, employees, and counterparties of our Company.

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

All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,437) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,719) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming.

The Subconcession Contract

The Subconcession Contract provides for the terms and conditions of the subconcession granted to Melco Crown Macau by Wynn Macau. Melco Crown Macau does not have the right to further grant a subconcession or transfer the operation to third parties, pursuant to the Subconcession Contract.

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

The Macau government has confirmed that the subconcession is independent of Wynn Macau’s concession and that Melco Crown Macau does not have any obligations to Wynn Macau pursuant to the Subconcession Contract. It is thus not affected by any modification, suspension, redemption, termination or rescission of Wynn Macau’s concession. In addition, an early termination of Wynn Macau’s concession before June 26, 2022, would not result in the termination of the subconcession. The subconcession was authorized and approved by Macau government. Our Macau legal advisor has advised us that, absent any change to Melco Crown Macau’s legal status, rights, duties and obligations towards the Macau government or any change in applicable law, Melco Crown Macau will continue to be validly entitled to operate independently under and pursuant to the subconcession, notwithstanding the termination or rescission of Wynn Macau’s concession, the insolvency of Wynn Macau and/or the replacement of Wynn Macau as concessionaire in the Subconcession Contract. The Macau government has a contractual obligation to the effect that, should Wynn Macau cease to hold the concession prior to June 26, 2022, the Macau government would replace Wynn Macau with another entity so as to ensure that Melco Crown Macau may continue to operate games of chance and other games in casinos in Macau and the subconcession would at all times be under a concession. Both the Macau government and Wynn Macau has undertaken to cooperate with Melco Crown Macau to ensure all the legal and contractual obligations are met.

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

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but certain subsidiaries incorporated in the British Virgin Islands are subject to Macau complementary tax of 12% on profits earned in or derived from its activities conducted in Macau.

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Having obtained a subconcession, Melco Crown Macau has applied for and has been granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) in 2007, which exempted us from paying the Macau complementary tax for five years from 2007 to 2011 on gaming profits generated by Altira Macau, Mocha Clubs and City of Dreams. In April 2011, the Macau government extended the tax holiday for an additional five years through 2016. However, we cannot assure you that it will be extended beyond the expiration date. We remain subject to Macau complementary tax on our non-gaming profits.

Pursuant to the proposed terms issued by the Macau government in December 2013 which was accepted by Melco Crown Macau in January 2014, during the 5-year extension of the corporate tax holiday, an annual lump sum of MOP22.4 million (equivalent to approximately US$2.8 million) is payable by Melco Crown Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Crown Macau from gaming profits, whether such dividends are actually distributed by Melco Crown Macau or not or whether Melco Crown Macau has distributable profits in the relevant year. With the payment of such lump sum, the shareholders of Melco Crown Macau will not be liable to pay any other tax in Macau for dividend distributions from gaming profits.

Melco Crown Macau is subject to Macau gaming tax based on gross gaming revenue in Macau. These gaming taxes are an assessment on Melco Crown Macau’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations.

The Macau government has granted to Altira Hotel, in 2007, and Melco Crown (COD) Hotels, in 2011 and 2013, the declaration of utility purpose benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau complementary tax. The Macau government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within five years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by us of certain criteria determined by the Macau government.

Our subsidiaries incorporated in Hong Kong are subject to Hong Kong profits tax of 16.5% on any profits arising in or derived from Hong Kong. One of our subsidiaries incorporated in Hong Kong is also subject to Macau complementary tax on profits earned in or derived from its activities conducted in Macau and another one is subject to corporate tax on profits in a number of other Asian jurisdictions through its activities conducted in these jurisdictions.

Our subsidiaries incorporated in the Philippines are subject to Philippine corporate income tax of 30% on profits and other local taxes. Some of the subsidiaries are likewise liable for Value Added Tax (“VAT”) on certain transactions. One of the Philippine subsidiaries, MCE Leisure Philippines, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and VAT zero-rating on its local purchases of certain capital equipment used in registered activities.

Our subsidiary incorporated in New Jersey in the United States, which was dissolved in June 2013, is subject to U.S. federal and relevant state and local taxes up to the date of dissolution.

Dividend Distribution

Restrictions on Distributions. The 2011 Credit Facilities contain restrictions which apply on and from June 30, 2011 on paying dividends to our Company or persons who are not members of the Borrowing Group, unless certain financial tests and conditions are satisfied. Dividends may be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the Borrowing Group, subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the Borrowing Group as of June 30, 2011, subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment. The indentures governing the 2013 Senior Notes and the Studio City Notes, and the Studio City Project Facility also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its restricted subsidiaries or Studio City Finance and its restricted subsidiaries or Studio City Investments Limited and its restricted subsidiaries, respectively.

Distribution of Profits. All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2013 and 2012, the balance of the reserve amounted to US$31.2 million for both years.

On February 25, 2014, the Company announced a proposal of declaration and payment of a special dividend of US$0.1147 per share (or US$0.3441 per ADS) subject to the approval of our shareholders, which was subsequently obtained at our extraordinary general meeting held on March 26, 2014, and the adoption of a new dividend policy. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy”.

On February 28, 2014, Melco Crown Macau’s board of directors proposed the final dividend of approximately US$420 million subject to the approval from Melco Crown Macau’s shareholders, which was subsequently obtained at Melco Crown Macau’s annual general meeting held on March 21, 2014.

C. ORGANIZATIONAL STRUCTURE

We are a holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming subconcession holder, Melco Crown Macau, which is the operator of our gaming and non-gaming businesses in various properties in Macau; (2) a majority interest in our Studio City development project; and (3) a majority interest in MCP, a company listed on the Philippine Stock Exchange.

The following diagram illustrates our organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries, as of April 3, 2014:

Notes:

(1)	The treasury shares represent i) new shares issued by us and held by the depository bank to facilitate the administration and operations of our share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under our share incentive plan adopted on October 6, 2011 by our Company, or the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected directors, employees and consultants under our 2011 Share Incentive Plan. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

(2)	The shares of these companies are owned 96% by Melco Crown Macau and 4% by MPEL Nominee Two Limited.
(3)	The shares of these companies are owned 0.01% by 5 nominee directors of these companies respectively.

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

Overview

We are a holding company that, through our subsidiaries, develops, owns and operates casino gaming and entertainment resort facilities in Asia. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations.” For detailed information regarding our operations and development projects, see “Item 4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

City of Dreams

City of Dreams, as of December 31, 2013, featured a casino area of approximately 448,000 square feet with a total of approximately 480 gaming tables and approximately 1,400 gaming machines, approximately 1,400 hotel rooms and suites, over 20 restaurants and bars, approximately 70 retail outlets, a wet stage performance theater, audio visual multimedia experience, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features The House of Dancing Water show produced by Franco Dragone. The Club Cubic nightclub features approximately 26,210 square feet of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We are moving forward with the development of the fifth hotel tower at City of Dreams, which according to our current development schedule is anticipated to open in early 2017, helping us extend our leading position at the premium end of the market.

Before we commenced our new development of the fifth hotel tower at City of Dreams, we have considered various aspects and requirements, including, among others, Macau government approval, general market conditions, other business opportunities and the availability of additional financing. For the years ended December 31, 2013, 2012 and 2011, net revenues generated from City of Dreams amounted to US$3,857.0 million, US$2,920.9 million and US$2,491.4 million representing 75.8%, 71.6% and 65.0% of our total net revenues, respectively.

Altira Macau

Altira Macau, as of December 31, 2013, featured a casino area of approximately 173,000 square feet with a total of approximately 140 gaming tables, approximately 230 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2013, 2012 and 2011, net revenues generated from Altira Macau amounted to US$1,033.8 million, US$966.8 million and US$1,173.9 million representing 20.3%, 23.7% and 30.6% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2013, we operated eight Mocha Clubs with a total of 1,369 gaming machines in operation. Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2013, 2012 and 2011, net revenues generated from Mocha Clubs amounted to US$148.7 million, US$143.3 million and US$131.9 million representing 2.9%, 3.5% and 3.4% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2013, 2012 and 2011, gaming machine revenues represented 98.8%, 98.0% and 98.4% of net revenues generated from Mocha Clubs, respectively.

Corporate and Others

Corporate and Others primarily includes Taipa Square Casino, a casino on Taipa Island, Macau operating within Hotel Taipa Square, which we operate under a right-to-use agreement, and other corporate costs. For the years ended December 31, 2013, 2012 and 2011, net revenues generated from Corporate and Others amounted to US$46.6 million, US$46.9 million and US$33.6 million representing 0.9%, 1.2% and 0.9% of our total net revenues, respectively.

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

City of Dreams Manila

On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP in connection with our Philippines casino hotel resort project, “City of Dreams Manila”. City of Dreams Manila is currently under development. For the year ended December 31, 2013 and 2012, no revenue was generated from City of Dreams Manila.

Summary of Financial Results

For the year ended December 31, 2013, our total net revenues were US$5.09 billion, an increase of 24.7% from US$4.08 billion of net revenues for the year ended December 31, 2012. Net income attributable to Melco Crown Entertainment for the year ended December 31, 2013 was US$637.5 million, as compared to net income of US$417.2 million for the year ended December 31, 2012. Our improvement in profitability was attributable to substantially improved group-wide mass table games and rolling chip revenues.

	Year Ended December 31,
	2013	2012	2011
	(in thousands of US$)
Net revenues	$5,087,178	$4,078,013	$3,830,847
Total operating costs and expenses	(4,247,354)	(3,570,921)	(3,385,737)
Operating income	839,824	507,092	445,110
Net income attributable to Melco Crown Entertainment	$637,463	$417,203	$294,656

Our results of operations for the years presented are not fully comparable for the following reasons:

•	On November 26, 2012, Studio City Finance issued the Studio City Notes

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April, 2013, MCP completed a top-up placement on the Philippine Stock Exchange raising net proceeds of approximately US$338.5 million, including the over-allotment option

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•	The growth of the gaming and leisure market in Macau, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau, particularly in developing diversified destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau;

•	The current economic and operating environment, including the impact of global and local economic conditions, changes in capital market conditions; and the impact of visa and other regulatory policies of the PRC central and Macau governments, as discussed under “Item 4. Information on the Company — B. Business Overview — Market and Competition”;

•	The competitive landscape in Macau, which is expected to evolve as more gaming and non-gaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•	The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•	Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2013, 2012 and 2011, approximately 49.8%, 53.4% and 61.0% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2013, our top five customers and the largest customer were gaming promoters and accounted for approximately 20.7% and 6.3% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$391.9 million, US$308.6 million and US$321.6 million for the years ended December 31, 2013, 2012 and 2011, respectively;

•	Our 2011 Credit Facilities and Aircraft Term Loan, which expose us to interest rate risk, as discussed under “Item 11 Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk”; and

•	The currency of our operations, our indebtedness and presentation of our financial statements, which expose us to foreign exchange risk rate, as discussed under “Item 11 Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk”.

Our historical financial results may not be characteristic of our potential future results as we continue to expand and refine our service offerings at our properties and develop and open new properties.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

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

Complimentary rooms, for which rates are set at a discount from standard walk-in rates, are included in the calculation of the above room-related KPIs. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Revenues

Our total net revenues for the year ended December 31, 2013 were US$5.09 billion, an increase of US$1.01 billion, or 24.7%, from US$4.08 billion for the year ended December 31, 2012. The increase in total net revenues was driven by substantially improved mass table games volumes and blended hold percentages, as well as increased volumes in the rolling chip and gaming machines segments.

Our total net revenues for the year ended December 31, 2013 comprised of US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2013 were US$4.94 billion, representing a US$1.01 billion, or 25.6%, increase from casino revenues of US$3.93 billion for the year ended December 31, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$935.2 million, or 33.5%, and US$65.5 million, or 6.9%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage and rolling chip win rate. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2013 was US$44.9 billion, representing an increase of US$0.9 billion, or 2.2%, from US$44.0 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.96% for the year ended December 31, 2013, within our expected level of 2.7% to 3.0%, and increased slightly from 2.89% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$724.0 million for the year ended December 31, 2013, representing an increase of 20.4% from US$601.4 million for the year ended December 31, 2012. The mass market table games hold percentage was 15.4% for the year ended December 31, 2013, representing a decrease from 16.7% for the year ended December 31, 2012.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2013 of US$97.0 billion represented an increase of US$15.7 billion, or 19.3%, from US$81.3 billion for the year ended December 31, 2012. The rolling chip win rate (calculated before discounts and commissions) was 2.95% for the year ended December 31, 2013, in line with our expected range of 2.7% to 3.0%, and reflected a slight increase from 2.92% for the year ended December 31, 2012. In the mass market table games segment, mass market table games drop was US$4.66 billion for the year ended December 31, 2013 which represented an increase of US$1.07 billion, or 30.0%, from US$3.59 billion for the year ended December 31, 2012. The mass market table games hold percentage was 34.6% in the year ended December 31, 2013, demonstrating a large increase from 29.1% for the year ended December 31, 2012. Average net win per gaming machine per day was US$361 for the year ended December 31, 2013, an increase of US$48, or 15.2%, from US$313 for the year ended December 31, 2012.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2013 was US$212, an increase of approximately US$26, or 13.9%, from US$186 for the year ended December 31, 2012.

Rooms. Room revenues for the year ended December 31, 2013 were US$127.7 million, representing a US$9.6 million, or 8.1%, increase from room revenues of US$118.1 million for the year ended December 31, 2012. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$230, 99% and US$227, respectively, for the year ended December 31, 2013, as compared to US$221, 98% and US$216, respectively, for the year ended December 31, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$189, 97% and US$183, respectively, for the year ended December 31, 2013, as compared to US$185, 93% and US$171, respectively, for the year ended December 31, 2012.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million and entertainment, retail and other revenues of US$103.7 million. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. The increase of US$19.1 million in food, beverage and other revenues from the year ended December 31, 2012 to the year ended December 31, 2013 was primarily due to higher business volumes associated with an increase in visitation during the year, as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.25 billion for the year ended December 31, 2013, representing an increase of US$676.4 million, or 18.9%, from US$3.57 billion for the year ended December 31, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in-line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with MCP after our acquisition of a majority interest in MCP, including fees and costs associated with the corporate reorganization of MCP.

Casino. Casino expenses increased by US$618.0 million, or 21.8%, to US$3.45 billion for the year ended December 31, 2013 from US$2.83 billion for the year ended December 31, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$531.0 million, as well as other operating costs, such as payroll and promotional expenses of US$87.0 million, which increased as a result of increased gaming volume and associated increase in revenues.

Rooms. Room expenses, which represent the costs in operating the hotel facilities at Altira Macau and City of Dreams, decreased by 14.9% to US$12.5 million for the year ended December 31, 2013 from US$14.7 million for the year ended December 31, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

Food, beverage and others. Food, beverage and others expenses were US$93.3 million and US$90.3 million for the years ended December 31, 2013 and 2012, respectively.

General and administrative. General and administrative expenses increased by US$28.8 million, or 12.7%, to US$255.8 million for the year ended December 31, 2013 from US$227.0 million for the year ended December 31, 2012, primarily due to an increase in payroll expenses, share-based compensation, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$17.0 million for the year ended December 31, 2013 as compared to US$5.8 million for the year ended December 31, 2012. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with Studio City, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic.

Development costs. Development costs were US$26.3 million for the year ended December 31, 2013, which predominantly related to fees and costs associated with the corporate reorganization of MCP as well as corporate business development. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a total of US$5.4 million of professional and consultancy fee for City of Dreams Manila, as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2013 and 2012.

Amortization of land use rights. The increase in amortization of land use rights expenses to US$64.3 million for the year ended December 31, 2013 from US$59.9 million for the year ended December 31, 2012 was primarily due to the additional amortization of land use rights expenses associated with amended Studio City land concession contract in July 2012.

Depreciation and amortization. Depreciation and amortization expenses were US$261.3 million and US$261.4 million for the years ended December 31, 2013 and 2012, respectively. The slight decrease was primarily due to fully depreciated assets at City of Dreams and Altira Macau during the year ended December 31, 2013, offset in part by depreciation of assets progressively added to City of Dreams.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2012 were US$8.7 million, which mainly related to the write-off of US$4.4 million for excess payments in relation to a service contract at City of Dreams and US$2.4 million of costs incurred for implementing our streamlined management structure in February 2012.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$7.7 million for the year ended December 31, 2013, as compared to US$11.0 million for the year ended December 31, 2012. The decrease was primarily driven by lower interest income from RMB Bonds proceeds deposit upon the early redemption of RMB Bonds in March 2013.

Interest expenses were US$152.7 million, net of capitalized interest of US$31.0 million for the year ended December 31, 2013, compared to US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012. The increase in net interest expenses (net of interest capitalization) of US$43.1 million was primarily due to: (i) US$65.3 million higher interest expenses upon our issuance of Studio City Notes in November 2012; (ii) US$34.0 million interest on capital lease obligation relating to MCP’s building lease payments incurred during the year ended December 31, 2013; partially offset by (iii) lower interest charges of US$10.5 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013 and US$19.5 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds; (iv) a lower interest charge of US$5.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility both under 2011 Credit Facilities; and (v) higher interest capitalization of US$20.6 million, primarily associated with the Studio City construction and development projects.

Other finance costs for the year ended December 31, 2013 of US$43.8 million, included US$18.2 million of amortization of deferred financing costs and loan commitment fees of US$25.6 million. Other finance costs for the year ended December 31, 2012 of US$14.6 million, included US$13.3 million of amortization of deferred financing costs and loan commitment fees of US$1.3 million. The increase in amortization of deferred financing costs compared to the year ended December 31, 2012 was primarily due to the recognition of amortized deferred financing costs incurred for the Studio City Notes issued in November 2012 and the 2013 Senior Notes issued in February 2013, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The increase in loan commitment fees compared to the year ended December 31, 2012 was primarily associated with the Studio City Project Facility, which became effective from January 28, 2013.

Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2012. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness” for more information.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization. Cost associated with debt modification for the year ended December 31, 2012 were US$3.3 million, which were primarily attributable to a consent solicitation fee in relation to the 2010 Senior Notes in October 2012. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness” for more information.

Income tax (expense) credit

Income tax expense for the year ended December 31, 2013 was primarily attributable to a lump sum tax payable in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders for dividends distributable to them by Melco Crown Macau. The effective tax rate for the year ended December 31, 2013 was 0.4%, as compared to a negative rate of 0.7% for the year ended December 31, 2012. Such rates for the years ended December 31, 2013 and 2012 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and expenses for which no income tax benefit is receivable for the years ended December 31, 2013 and 2012 and the effect of a tax holiday of US$125.7 million and US$88.5 million on the net income of our Macau gaming operations during the years ended December 31, 2013 and 2012, respectively, which is set to expire in 2016. Our management does not expect to realize a significant income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$59.5 million for the year ended December 31, 2013, which compared to that of US$18.5 million for the year ended December 31, 2012, was primarily due to the share of the Studio City expenses of US$48.0 million and MCP expenses of US$11.5 million, respectively, by the respective minority shareholders for the year ended December 31, 2013. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of Studio City’s financing costs and City of Dreams Manila’s pre-operating expenses during the year ended December 31, 2013.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$637.5 million for the year ended December 31, 2013, compared to US$417.2 million for the year ended December 31, 2012.

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

Casino. Casino revenues for the year ended December 31, 2012 were US$3.93 billion, representing a US$0.25 billion, or 6.9%, increase from casino revenues of US$3.68 billion for the year ended December 31, 2011, primarily due to an increase in casino revenues at City of Dreams of US$439.3 million, or 18.6%, which was partially offset by a decrease in casino revenues at Altira Macau of US$207.3 million, or 17.9%. This increase was primarily attributable to substantial growth in the mass market table games segment, particularly at City of Dreams, driven by improvements in both the mass market table games hold percentage together with increased mass market table games drop. Our mass market table games revenues continue to improve reflecting the success of a range of gaming floor efficiency initiatives, improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2012 was US$44.0 billion, representing a decrease of US$7.2 billion, or 14.1%, from US$51.2 billion for the year ended December 31, 2011. Altira Macau’s rolling chip volumes were impacted by a slow-down in the market-wide rolling chip segment and various group-wide table efficiency initiatives which, among other things, resulted in a reduction in the number of rolling chip gaming tables in operation at Altira Macau for the year ended December 31, 2012 when compared to 2011. The rolling chip win rate (calculated before discounts and commissions) was 2.89% for the year ended December 31, 2012, within our expected level of 2.7% to 3.0%, and decreased from 3.03% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$601.4 million for the year ended December 31, 2012, representing an increase of 3.4% from US$581.8 million for the year ended December 31, 2011. The mass market table games hold percentage was 16.7% for the year ended December 31, 2012 and represented a slight increase from 16.6% for the year ended December 31, 2011.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2012 of US$81.3 billion represented an increase of US$2.5 billion, or 3.2%, from US$78.8 billion for the year ended December 31, 2011. The rolling chip win rate (calculated before discounts and commissions) was 2.92% for the year ended December 31, 2012, which is within our expected range of 2.7% to 3.0%, and slightly improved from 2.89% for the year ended December 31, 2011. In the mass market table games segment, mass market table games drop was US$3.59 billion for the year ended December 31, 2012 which represented an increase of US$0.65 billion, or 22.0%, from US$2.94 billion for the year ended December 31, 2011. The increase in mass market table games drop was positively impacted by an increase in casino visitation and improvements in casino marketing initiatives, together with the overall market growth in the mass market table games segment. The mass market table games hold percentage was 29.1% in the year ended December 31, 2012 and demonstrated a significant increase from 24.4% for the year ended December 31, 2011. Average net win per gaming machine per day was US$313 for the year ended December 31, 2012, an increase of US$45, or 16.8%, from US$268 for the year ended December 31, 2011.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2012 was US$186, a decrease of approximately US$31, or 14.3%, from US$217 for the year ended December 31, 2011. The average net win per gaming machine was impacted by the addition of over 500 gaming machines as a result of the opening of two new Mocha Clubs venues in late 2011 and early 2012. The number of gaming machines in operation at Mocha Clubs averaged approximately 2,100 for the year ended December 31, 2012, compared to approximately 1,700 for the year ended December 31, 2011.

Rooms. Room revenues for the year ended December 31, 2012 were US$118.1 million, representing a US$15.1 million, or 14.6%, increase from room revenues of US$103.0 million for the year ended December 31, 2011, primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$221, 98% and US$216, respectively, for the year ended December 31, 2012, as compared to US$196, 98% and US$191, respectively, for the year ended December 31, 2011. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$185, 93% and US$171, respectively, for the year ended December 31, 2012, as compared to US$172, 91% and US$156, respectively, for the year ended December 31, 2011.

Food, beverage and others. Other non-casino revenues for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. Other non-casino revenues for the year ended December 31, 2011 included food and beverage revenues of US$61.8 million, and entertainment, retail and other revenues of US$86.2 million. The increase of US$15.5 million in food, beverage and other revenues from the year ended December 31, 2011 to the year ended December 31, 2012 was primarily due to higher business volumes associated with an increase in visitation during the year and an improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$3.57 billion for the year ended December 31, 2012, representing an increase of US$185.2 million, or 5.5%, from US$3.39 billion for the year ended December 31, 2011. The increase was primarily due to an increase in operating costs at City of Dreams, which was in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with Studio City after our acquisition of a 60% interest in SCI, including amortization of land use rights and pre-opening costs.

Casino. Casino expenses increased by US$135.8 million, or 5.0%, to US$2.83 billion for the year ended December 31, 2012 from US$2.70 billion for the year ended December 31, 2011, primarily due to additional gaming tax and other levies and commission expenses of US$78.6 million; as well as other operating costs, such as payroll and promotional expenses of US$57.2 million, which increased as a result of increased gaming volume and associated increase in revenues.

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

General and administrative . General and administrative expenses increased by US$6.8 million, or 3.1%, to US$227.0 million for the year ended December 31, 2012 from US$220.2 million for the year ended December 31, 2011, primarily due to an increase in payroll expenses, utilities costs and repair and maintenance costs to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$5.8 million for the year ended December 31, 2012 as compared to those of US$2.7 million for the year ended December 31, 2011. Such costs relate primarily to personnel training, marketing, advertising and other administrative costs in connection with new or start-up operations. Pre-opening costs for the year ended December 31, 2012 related to the administrative costs in connection with Studio City after MCE’s acquisition of a 60% interest in SCI on July 27, 2011, the opening of The Tasting Room, Signature Club Lounge and Jade Dragon at City of Dreams, and the introduction of Taboo at Club Cubic during 2012, while the pre-opening costs for the year ended December 31, 2011 related primarily to the opening of Club Cubic at City of Dreams in April 2011.

Development costs. Development costs for the year ended December 31, 2012 primarily included US$5.7 million excess payment between purchase consideration and direct transaction costs and share of net assets acquired upon completion of the acquisition of MCP in December 2012 and a total of US$5.4 million of professional and consultancy fee for City of Dreams Manila; as well as corporate business development. Development costs for the year ended December 31, 2011 were associated with the acquisition of a 60% equity interest in Studio City.

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

Depreciation and amortization. Depreciation and amortization expenses increased by US$2.2 million, or 0.9%, to US$261.4 million for the year ended December 31, 2012 from US$259.2 million for the year ended December 31, 2011, mainly due to depreciation of assets progressively added to City of Dreams since the third quarter of 2011; as well as depreciation of a newly acquired aircraft since July 2012, offset in part by fully depreciated assets at City of Dreams during the year ended December 31, 2012.

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

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment fees, foreign exchange gain (loss), net, costs associated with debt modification, loss on extinguishment of debt, reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses, change in fair value of interest swap agreements, listing expenses and other non-operating income, net.

Interest income was US$11.0 million for the year ended December 31, 2012, as compared to US$4.1 million for the year ended December 31, 2011. The significant increase was primarily driven by effective cash management and improvements in our operating cash flows as a result of the improvements in operating performance during 2012.

Interest expenses were US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012, compared to US$113.8 million, net of capitalized interest of US$3.2 million for the year ended December 31, 2011. The decrease in net interest expenses (net of interest capitalization) of US$4.2 million resulted from higher interest capitalization of US$7.2 million associated with the Studio City construction and development projects which resumed after our acquisition of a 60% interest in SCI on July 27, 2011, together with a decrease in interest charges of US$9.7 million and US$5.2 million, associated with the expiration of interest rate swaps agreements throughout the year, as well as a lower interest rate margin and lower outstanding balance on our 2011 Credit Facilities as a result of a repayment made during the year ended December 31, 2011, respectively, which were offset in part by a higher interest expenses of US$8.8 million due to a full year of interest charges incurred on the RMB Bonds and the Deposit-Linked Loan issued in May 2011 and US$5.8 million interest expenses for the Studio City Notes issued in November 2012.

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

Income tax credit (expense)

The effective tax rate for the year ended December 31, 2012 was a negative rate of 0.7%, as compared to a negative rate of 0.6% for the year ended December 31, 2011. Such rates for the years ended December 31, 2012 and 2011 differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance on the net deferred tax assets for the years ended December 31, 2012 and 2011, with the effect of a tax holiday of US$88.5 million and US$69.7 million on the net income of our Macau gaming operations during the year ended December 31, 2012 and 2011, respectively, due to our income tax exemption in Macau, which is set to expire in 2016. Our management does not anticipate recording an income tax benefit related to deferred tax assets generated by our Macau operations; however, to the extent that the financial results of our Macau operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

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

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$417.2 million for the year ended December 31, 2012, compared to that of US$294.7 million for the year ended December 31, 2011.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, Corporate and Others expenses and other non-operating income and expenses, or adjusted property EBITDA were US$1,379.1 million, US$995.3 million and US$880.9 million for the years ended December 31, 2013, 2012 and 2011, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$147.3 million, US$1,193.2 million and US$40.2 million, respectively, for the year ended December 31, 2013, US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012 and US$246.3 million, US$594.4 million and US$40.5 million, respectively, for the year ended December 31, 2011.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation and other non-operating income and expenses, or adjusted EBITDA, were US$1,287.8 million, US$920.2 million and US$809.4 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Our management uses adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses adjusted property EBITDA and adjusted

EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards.

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

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Year Ended December 31,
	2013	2012	2011
	(in thousands of US$)
Adjusted property EBITDA	$1,379,111	$995,335	$880,915
Corporate and Others expenses	(91,299)	(75,135)	(71,494)

Adjusted EBITDA	1,287,812	920,200	809,421
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Depreciation and amortization	(382,806)	(378,597)	(350,862)
Share-based compensation	(14,987)	(8,973)	(8,624)
Property charges and others	(6,884)	(8,654)	(1,025)
Interest and other non-operating expenses, net	(259,370)	(111,363)	(157,902)
Income tax (expense) credit	(2,441)	2,943	1,636

Net income	578,013	398,672	288,844
Net loss attributable to noncontrolling interests	59,450	18,531	5,812

Net income attributable to Melco Crown Entertainment	$637,463	$417,203	$294,656

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

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

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

Our total capital expenditures for the years ended December 31, 2013, 2012 and 2011 were US$912.4 million, US$284.0 million, and US$785.6 million, respectively, of which US$800.7 million, US$116.2 million and US$713.3 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the acquisition and development of Studio City during the years ended December 31, 2013, 2012 and 2011 and to the development and construction of City of Dreams Manila during the year ended December 31, 2013. During the year ended December 31, 2012, we acquired an aircraft for use primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. Refer to notes 24 and 25 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures. For a preliminary cost estimate of our future development and construction costs in connection with Studio City, see “Item 4. Information on the Company — B. Business Overview — Our Development Projects.”

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

No impairment loss was recognized during the years ended December 31, 2013, 2012 and 2011.

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

A detailed evaluation was performed as of December 31, 2013 and 2012 and each computed fair value of our reporting unit was significantly in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2013 and 2012.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2013 and 2012. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

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

The expected volatility and expected term assumptions can impact the fair value of restricted shares and share options. Because of our limited trading history in the United States as a public company, we estimate the expected volatility based on the historical volatility of a peer group of publicly traded companies, and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the restricted shares and share options we granted. For 2013 awards, a 10% change in the volatility assumption would have resulted in a US$1.2 million change in fair value and a 10% change in the expected term assumption would have resulted in a US$0.6 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

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

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including our gaming promoters in Macau. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2013, 2012 and 2011, approximately 49.8%, 53.4% and 61.0% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2013 and 2012, a substantial portion of our markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2013, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.2 million.

Refer to note 3 to the consolidated financial statements included elsewhere in this annual report for analysis of accounts receivable by age presented based on payment due date, net of allowance.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2013 and 2012, we recorded valuation allowances of US$88.6 million and US$66.1 million, respectively; as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

As of December 31, 2013, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,381.8 million, US$626.9 million and US$1,143.7 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remained available for future drawdown.

In addition, under our Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. The entire Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On December 19, 2013, MCE Leisure Philippines priced its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The issuance of the Philippine Notes was completed on January 24, 2014. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

Since January 2013, one of our Taiwan branch office’s deposit accounts has been presented as restricted cash because the funds in the account have been frozen pursuant to an investigation of certain of our Taiwan branch employees by the Taiwanese authorities. We are taking action to request the Taiwanese authorities to unfreeze the account. See “Item 8. Financial Information — A. Consolidated and Other Financial Information — Legal and Administrative Proceedings” for more information.

MCP’s restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of City of Dreams Manila. Under the Provisional License granted by PAGCOR, the Philippine Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Philippine Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Philippine Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account will be closed at completion of City of Dreams Manila.

The Studio City cash and cash equivalents is comprised of net proceeds from offering of the Studio City Notes and the unspent cash from the capital injection for the Studio City project from our Company and SCI minority shareholder in accordance with our shareholder agreement, both of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2011 Credit Facilities and Studio City Project Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2013	2012	2011
	(in thousands of US$)
Net cash provided by operating activities	$1,151,934	$950,233	$744,660
Net cash used in investing activities	(1,209,270)	(1,335,718)	(585,388)
Net cash (used in) provided by financing activities	(264,967)	934,735	557,910
Effect of foreign exchange on cash and cash equivalents	(5,149)	1,935	(1,081)

Net (decrease) increase in cash and cash equivalents	(327,452)	551,185	716,101
Cash and cash equivalents at beginning of year	1,709,209	1,158,024	441,923

Cash and cash equivalents at end of year	$1,381,757	$1,709,209	$1,158,024

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$1,151.9 million for the year ended December 31, 2013, compared to US$950.2 million for the year ended December 31, 2012. The increase in net cash provided by operating activities was mainly attributable to strong growth in underlying operating performance as described in the foregoing section. Net cash provided by operating activities was US$950.2 million for the year ended December 31, 2012, compared to US$744.7 million for the year ended December 31, 2011. The increase in net cash provided in operating activities was mainly attributable to increased gaming volume and associated increase in revenues.

Investing Activities

Net cash used in investing activities was US$1,209.3 million for the year ended December 31, 2013, compared to net cash used in investing activities of US$1,335.7 million for the year ended December 31, 2012, primarily due to an increase in bank deposits with original maturity over three months of US$626.9 million, capital expenditure payment of US$575.2 million, advance payments for construction costs of US$161.6 million, the land use rights payment of US$64.3 million, payment for contract acquisition costs and security deposit of US$32.0 million and deposits for acquisition of property and equipment of US$17.2 million, which were offset in part by the decrease in restricted cash of US$268.4 million.

The net decrease of US$268.4 million in the amount of restricted cash for the year ended December 31, 2013 was primarily due to (i) the release of deposit of proceeds from the issuance of the RMB Bonds of US$368.2 million pledged for the Deposit-Linked Loan upon our early redemption in March 2013; (ii) a decrease in Studio City restricted cash of US$53.1 million primarily due to withdrawal and payment of Studio City project costs of US$682.0 million and payment of Studio City Notes interest of US$71.1 million, partially offset by the capital injection for the Studio City project from our Company and our SCI minority shareholder of US$700.0 million; (iii) the US$50.0 million deposited to an escrow account as required by PAGCOR in March 2013; and (iv) the restricted Taiwan branch office’s deposit account of US$102.9 million.

Our total capital expenditure payments for the year ended December 31, 2013 were US$575.2 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. We also paid US$44.7 million and US$17.1 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments, respectively, and US$2.5 million for the land use right payment for Altira Macau, during the year ended December 31, 2013.

As of December 31, 2013, we have placed bank deposits of US$626.9 million with their original maturity over three months for a better yield.

Net cash used in investing activities was US$1,335.7 million for the year ended December 31, 2012, compared to US$585.4 million for the year ended December 31, 2011, primarily due to an increase in restricted cash of US$1,047.0 million, capital expenditure payment of US$220.5 million and the land use rights payments of US$53.8 million.

For the year ended December 31, 2012, there was a net increase of US$1,047.0 million in the amount of restricted cash, primarily due to the deposit of net proceeds from the issuance of Studio City Notes of US$812.0 million and unspent cash from the capital injection for the Studio City project from our Company and our SCI minority shareholder, of US$235.0 million, both of which are restricted for Studio City’s construction cost payment only in accordance with Studio City Notes and Studio City Project Facility terms. We also paid US$2.8 million for the acquisition of a majority interest in the issued share capital of MCP (net of cash and cash equivalents acquired of US$27.9 million) and US$2.5 million for the transaction costs for acquisition of Studio City in July 2011 during the year ended December 31, 2012.

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

We expect to incur significant capital expenditures for Studio City , City of Dreams Manila and the fifth hotel tower at City of Dreams in the future. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2013, 2012 and 2011.

	Year Ended December 31,
	2013	2012	2011
	(in thousands of US$)
Macau:
Mocha Clubs	$6,515	$5,951	$23,558
Altira Macau	5,464	7,105	6,662
City of Dreams	97,654	99,416	39,774
Studio City	440,826	115,385	713,253

Sub-total	550,459	227,857	783,247

The Philippines:
City of Dreams Manila	359,854	817	—
Corporate and Others	2,042	55,324	2,387

Total capital expenditures	$912,355	$283,998	$785,634

Our capital expenditures for the year ended December 31, 2013 increased significantly from that of the year ended December 31, 2012 primarily due to the development of Studio City and City of Dreams Manila. Our capital expenditures for the year ended December 31, 2012 decreased sharply from that of the year ended December 31, 2011 primarily due to the acquisition of Studio City completed during the year ended December 31, 2011, partially offset with the acquisition of the aircraft and development of City of Dreams and Studio City during the year ended December 31, 2012.

Advance payments for construction costs of US$161.6 million were incurred primarily for the development of Studio City for the year ended December 31, 2013. There was no such payment made for the year ended December 31, 2012.

Our payment for contract acquisition costs and security deposit for the year ended December 31, 2013 were US$27.7 million and US$4.3 million, respectively, both of which were paid to Belle Corporation, one of the Philippine Parties, in relation to the closing arrangement agreement as well as the lease agreement of City of Dreams Manila. There was no such payment made for the year ended December 31, 2012.

Financing Activities

Net cash used in financing activities amounted to US$265.0 million for the year ended December 31, 2013, primarily due to (i) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million; (ii) the early redemption of RMB Bonds and Deposit-Linked Loan of US$721.5 million; (iii) the repayment of the drawn revolving credit facility under 2011 Credit Facilities of US$212.5 million; (iv) the scheduled repayments of the term loan under 2011 Credit Facilities of US$128.4 million; (v) prepaid debt issuance costs of US$56.5 million associated with Studio City Project Facility; (vi) the payment of debt issuance costs associated with 2013 Senior Notes and Studio City Notes of US$19.6 million and US$7.0 million, respectively; (vii) the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million; and (viii) the purchase of MCE shares of US$8.8 million under trust arrangement for further vesting of restricted shares. These were offset in part by (i) the proceeds of the issuance of 2013 Senior Notes of US$1.0 billion; (ii) net proceeds from the issuance of shares of MCP of US$338.5 million; and (iii) capital injection of US$280.0 million from SCI minority shareholder, in accordance with our shareholder agreement.

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

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2013:

As of December 31,2013
(in thousands of US$)
2013 Senior Notes	$1,000,000
Studio City Notes	825,000
2011 Credit Facilities	673,883
Aircraft Term Loan	34,577

$2,533,460

Major changes in our indebtedness during the year ended and subsequent to December 31, 2013 are summarized below.

In January 2013, we commenced a cash tender offer of the 2010 Senior Notes and repurchased approximately US$599.1 million aggregate principal amount of the 2010 Senior Notes. On March 28, 2013, we redeemed all of the remaining 2010 Senior Notes, following which, the 2010 Senior Notes were cancelled in late March 2013. No 2010 Senior Notes are currently outstanding. A portion of the proceeds from the 2013 Senior Notes offering was used for the cash tender offer and redemption of the 2010 Senior Notes. Prior to such cash tender offer and full redemption, we had completed a consent solicitation process in connection with the 2010 Senior Notes in October 2012 and paid approximately US$15.0 million to the holders who had validly delivered the relevant consent.

On January 28, 2013, we entered into an agreement for the Studio City Project Facility, a senior secured project facility for a total sum of HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the opening date of the Studio City project. After that, interest will accrue at HIBOR plus a margin ranging from 3.75% to 4.50% per annum, depending on the total leverage ratio of Studio City Investments Limited, Studio City Company Limited and its subsidiaries.

On February 7, 2013, we issued US$1.0 billion aggregate principal amount of 2013 Senior Notes with an interest rate of 5.00% per annum and the maturity date of February 15, 2021. 2013 Senior Notes were priced at par and listed on the Official List of the Singapore Exchange Securities Trading Limited. The net proceeds were partly used to repurchase the 2010 Senior Notes in full.

In March 2013, we repaid in full the Deposit-Linked Loan with accrued interest and redeemed, in full, the RMB Bonds following which, the RMB Bonds were cancelled. No RMB Bonds are currently outstanding. The redemption was partly funded by the proceeds from the offering of 2013 Senior Notes.

In late March 2013, we repaid the drawn revolving credit facility under the 2011 Credit Facilities of HK$1.7 billion (equivalent to approximately US$212.5 million) in full.

On December 19, 2013, MCE Leisure Philippines priced its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The issuance of the Philippine Notes was completed on January 24, 2014. We intend to use the net proceeds from the issuance of Philippine Notes for the development of City of Dreams Manila.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) (and, in the case of the decline of the shareholding of Melco Crown Macau under the 2011 Credit Facilities, which is accompanied by a ratings decline) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

For further details of the above indebtedness, please refer to note 12 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. Please also refer to “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our Macau and Philippines properties, in particular, Studio City, City of Dreams Manila and the fifth hotel tower at City of Dreams.

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

We currently estimate the construction cost for Studio City will be approximately US$2.0 billion. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions. As of December 31, 2013, we had incurred capital expenditure of approximately US$580.1 million for the development of Studio City since our acquisition of a 60% equity interest in SCI.

For the purpose of financing the Studio City project, we successfully offered the US$825.0 million Studio City Notes and obtained the HK$10.9 billion Studio City Project Facility, in November 2012 and January 2013, respectively. As of the date of this annual report, MCE and SCI minority shareholder have contributed US$1,050.0 million to the Studio City project in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility.

The total budget for the City of Dreams Manila project up to the time of opening is estimated to be approximately US$680.0 million, consisting of funds primarily for capital expenditures, working capital for initial opening and other pre-opening expenses. However, this estimate may be revised depending on a range of variables, including the final design and development plans, funding costs, the availability of financing on terms acceptable to us, and prevailing market conditions.

MCP completed a top-up placement on the Philippine Stock Exchange raising approximately US$338.5 million in net proceeds, including the over-allotment option, in April 2013 and the issuance of the Philippine Notes in January 2014.

The Company is also moving forward with the development of the fifth hotel tower at City of Dreams and the development was commenced in 2013, targeting to open in early 2017.

The development of City of Dreams Manila, the fifth hotel tower at City of Dreams and next phase of Studio City may be subject to further financing and a number of other factors, many of which are beyond our control. Our investment plans are preliminary and subject to change based upon the execution of our business plan, the progress of our capital projections, market conditions and outlook on future business.

As of December 31, 2013, we had capital commitments contracted for, but not provided, totaling US$1,231.7 million mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and City of Dreams Manila. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 22 to the consolidated financial statements included elsewhere in this annual report.

As of December 31, 2013 and December 31, 2012, our gearing ratios (total indebtedness divided by total assets) were 28.7% and 40.2%, respectively. Our gearing ratio decreased as of December 31, 2013, primarily as a result of the improvement of our business and the decreased indebtedness from the redemption of the 2010 Senior Notes and RMB Bonds and repayment of the Deposit-Linked Loan, repayment of the drawn revolving credit facility and scheduled repayment of the term loan both under 2011 Credit Facilities, offset by issuance of 2013 Senior Notes.

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of our Taiwan branch office and froze one of the office’s deposit accounts in Taiwan. The account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen and was treated as restricted cash. We are taking action to request the Taiwanese authorities to unfreeze the account. As of December 31, 2013, the investigations had no material impact on our financial position and results of operations. Investigation is on-going and no definitive information is available. Management is currently unable to determine the probability of the outcome of this matter, the extent of materiality, or the range of reasonably possible losses.

Melco Crown Macau has a rating of “BB” by Standard & Poor’s and MCE Finance has a rating of “Ba3” by Moody’s Investors Service. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Restrictions on Distributions

For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 4. Information on the Company — B. Business Overview — Dividend Distribution.” See also “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 20 to the consolidated financial statements included elsewhere in this annual report.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into license or hotel management agreements with the following entities or groups for allowing us to have exclusive and non-transferable license rights to use their trademarks for our properties :

•	Crown Melbourne Limited in relation to the use of the Crown trademark in Macau;

•	Hyatt group in relation to the use of various trademarks owned by Hyatt group for the branding of the twin-tower hotels at City of Dreams and for the operations of a hotel at City of Dreams Manila;

•	Hard Rock Holdings Limited in relation to the use of the Hard Rock brand in Macau at the City of Dreams. Nobu Hospitality LLC in relation to the use of certain trademarks and intellectual property rights owned by Nobu in connection with its development, operation and management of the Nobu hotel and restaurant at City of Dreams Manila; and

•	Hyatt International Corporation and MCE Leisure Philippines, under which various trademarks owned by Hyatt will be licensed to MCE Leisure Philippines for its operation of a hotel at City of Dreams Manila.

We also have entered into a trademark license agreement with MCP pursuant to which we granted an exclusive right to use certain of our trademarks such as “City of Dreams Manila” and “Melco Crown Philippines” to MCP, which in turn sub-licensed the same to MCE Leisure Philippines.

In addition, we also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. For other intellectual property that we owned, please see “Item 4. Information on the Company — B. Business Overview — Intellectual Property”.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

Except as disclosed in note 22(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2013.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2011 Credit Facilities	$256.7	$417.2	$—	$—	$673.9
2013 Senior Notes	—	—	—	1,000.0	1,000.0
Studio City Notes	—	—	—	825.0	825.0
Aircraft Term Loan	5.9	12.2	13.0	3.5	34.6
Fixed interest payments	120.1	240.3	240.3	240.6	841.3
Variable interest payments(2)	12.3	9.0	0.7	—	22.0
Capital lease obligations(3)	29.6	67.0	79.7	812.0	988.3
Operating lease obligations:
Operating leases, including City of Dreams Manila and Mocha Clubs locations	16.1	22.1	17.4	77.1	132.7
Construction retention payables	0.3	20.7	—	—	21.0
Other contractual commitments:
Government annual land use fees(4)	1.9	3.7	4.0	29.1	38.7
Fixed interest on land premium(4)	3.4	1.1	—	—	4.5
Construction, plant and equipment acquisition commitments	998.0	233.7	—	—	1,231.7
Gaming subconcession premium(5)	22.2	44.5	44.5	77.4	188.6

Total contractual obligations	$1,466.5	$1,071.5	$399.6	$3,064.7	$6,002.3

(1)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and one-month HIBOR and three-month LIBOR as at December 31, 2013 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 13 to the consolidated financial statements included elsewhere in this annual report for further details on capital lease obligations.

(4)	The City of Dreams and Altira Macau sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of up to ten years each, until December 19, 2049. The land concession for the Studio City site, in which we hold a 60% equity interest, located on a land parcel in which we have received a land concession from the Macau government for a 25-year term from October 17, 2001, is renewable for further consecutive periods of ten years each until December 19, 2049. Renewal of the land concessions are subject to obtaining approval from the Macau government. See “Item 4. Information on the Company – B. Business Overview – Our Properties” for further details of the land concession obligations.

(5)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and minimum variable premium of MOP45.0 million (approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2013 through to the termination of the gaming subconcession in June 2022.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	37	Co-chairman, chief executive officer and executive director
James Douglas Packer	46	Co-chairman and non-executive director
John Peter Ben Wang	53	Non-executive director
Clarence Yuk Man Chung	51	Non-executive director
William Todd Nisbet	46	Non-executive director
Rowen Bruce Craigie	58	Non-executive director
James Andrew Charles MacKenzie	60	Independent non-executive director
Thomas Jefferson Wu	41	Independent non-executive director
Alec Yiu Wa Tsui	64	Independent non-executive director
Robert Wason Mactier	49	Independent non-executive director
Geoffrey Stuart Davis	45	Executive vice president and chief financial officer
Stephanie Cheung	51	Executive vice president and chief legal officer
Akiko Takahashi	60	Executive vice president and chief human resources/corporate social responsibility officer
Ying Tat Chan	42	Chief operating officer
Kelvin Hai Ching Tan	47	Executive vice president, international marketing
Ching Hui Hsu	40	General manager of Altira Macau
Jaya Jesudason	72	Executive vice president, construction and design

Directors

Mr. Lawrence Yau Lung Ho was appointed as our executive director on December 20, 2004 and has served as our co-chairman and chief executive officer since December 2004. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco. Mr. Ho has also been appointed as the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Main Board of the HKSE, since July 10, 2013. As a Member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a Member of the Board of Directors, Member of the Executive Committee, and a Vice Patron of The Community Chest of Hong Kong; Member of Science and Technology Council of the Macau SAR Government; Member of All China Youth Federation; Member of Macau Basic Law Promotional Association; Chairman of Macau International Volunteers Association; Board of Governors of The Canadian Chamber of Commerce in Hong Kong; Honorary Lifetime Director of The Chinese General Chamber of Commerce, Hong Kong; Honorary Patron of The Canadian Chamber of Commerce in Macao; Honorary President of Association of Property Agents and Real Estate Developers of Macau and Director Executive of the Macao Chamber of Commerce. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. As a socially responsible young entrepreneur in Hong Kong, Mr. Ho was elected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by the Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. And in 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards. Mr. Ho was selected by FinanceAsia as one of the “Best CEOs in Hong Kong” for four consecutive years, from 2009 to 2012. He was also awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for the second time in 2013, and was honored as one of the recipients of the Asian Corporate Director Recognition Awards in 2012 and 2013. Mr. Ho graduated with a bachelor of arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. James Douglas Packer was appointed as our non-executive director on March 8, 2005 and has served as our co-chairman since March 2005. Mr. Packer is the chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Limited (the largest shareholder of Crown), having been appointed in January 2006. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited (formerly called Challenger Financial Services Group Limited) from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, Ten Network Holdings Limited from December 2010 to March 2011, Ellerston Capital Limited from August 2004 to August 2011 and Consolidated Media Holdings Limited from December 2007 to November 2012.

Mr. John Peter Ben Wang was appointed as our non-executive director on November 21, 2006. Mr. Wang is currently the deputy chairman and executive director of Summit Ascent Holdings Limited (“Summit Ascent”), a company listed on the Stock Exchange, and before that, he was the chairman of Summit Ascent from March 2011 to July 2013. He is also a non-executive director of Anxin-China Holdings Limited, a company listed on the HKSE. He previously held non-executive directorships in MelcoLot Limited, Oriental Ginza Holdings Limited and China Precious Metal Resources Holdings Co., Ltd., companies listed on the HKSE. Mr. Wang was the chief financial officer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, he had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

Mr. Clarence Yuk Man Chung was appointed as our non-executive director on November 21, 2006. Mr. Chung has also been an executive director of Melco since May 2006. He joined Melco in December 2003. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco, he has more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including year 2013) by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the Nasdaq Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of MCP, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. William Todd Nisbet was appointed as our non-executive director on October 14, 2009. He is also a Director of Studio City International Holdings Limited and has been appointed as a director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. In addition, Mr. Nisbet has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as Executive Vice President — Strategy and Development at Crown, Mr. Nisbet is responsible for all project development and new business opportunities for Crown. From August 2000 through July 2007, Mr. Nisbet held the position of executive vice president — project director for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited (“Wynn”), an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet was responsible for all project development and construction operations undertaken by Wynn. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

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

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive director on April 24, 2008 and an independent non-executive director of MCP, a company listed on the Philippine Stock Exchange, since December 19, 2012. He is the chairman of our audit committee. He has extensive experience as a company director and held a number of directorships including director and co-vice chairman of Yancoal Australia Limited from June 2012 to April 2014, non-executive director and chairman of Mirvac Group from November 2005 to January 2014 and November 2005 to November 2013 respectively and non-executive director and chairman of Pacific Brands Limited from May 2008 to May 2013 and May 2008 to May 2012 respectively. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007 and prior to 2005 he held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc. A chartered accountant by profession since 1977, Mr. MacKenzie was, prior to 2005, a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively.

Mr. Thomas Jefferson Wu was appointed as an independent non-executive director on December 18, 2006. He is also the chairman of our compensation committee, and a member of our audit committee and nominating and corporate governance committee. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the HKSE, since October 2009. He has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003.

Mr. Wu graduated with high honors from Princeton University in 1994 with a bachelor of science degree in Mechanical and Aerospace Engineering. He then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a master of business administration degree in 1999.

Mr. Wu is active in public service in both Hong Kong and Mainland China. He serves in a number of advisory roles at different levels of government. In Mainland China, he is a member of the Heilongjiang Provincial Committee of the 10th Chinese People’s Political Consultative Conference, a standing committee member and a member of the Huadu District Committee of The Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Government’s Standing Committee on Disciplined Services Salaries and Conditions of Service and a member of its Steering Committee on the Promotion of Electric Vehicles, as well as a member of the Board of Directors of the Community Chest of Hong Kong, the Hong Kong Sports Institute and the Asian Youth Orchestra Limited. He is also a member of the Council of the Hong Kong Baptist University and a member of Business School Advisory Council of Hong Kong University of Science and Technology. Previously, he was a council member of The Hong Kong Polytechnic University and a member of the Court of The Hong Kong University of Science and Technology.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. He is the vice president (Asia/Oceania) of International Ice Hockey Federation, the co-founder and chairman of the Hong Kong Amateur Ice Hockey Club and the Hong Kong Academy of Ice Hockey. He is also the honorary president of the Hong Kong Ice Hockey Association — the national sports association of ice hockey in Hong Kong, the vice-president of the Chinese Ice Hockey Association, honorary president of the Macau Ice Sports Federation and honorary chairman of the Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” He was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia magazine in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of Greentown China Holdings Limited from June 2006 to June 2010, China Huiyuan Juice Group Limited from September 2006 to July 2010, China BlueChemical Limited from April 2006 to June 2012 and China Chengtong Development Group Limited from March 2003 to November 2013, all of which are companies listed on the HKSE. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2006 and a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive director of a number of companies listed on the HKSE, Nasdaq, the Shanghai Stock Exchange and the Philippine Stock Exchange, including, COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, Pacific Online Limited since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, Summit Ascent Holdings Limited since March 2011 and MCP since December 2012. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

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

Executive Officers

Mr. Geoffrey Stuart Davis is our executive vice president and chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance from 2007, when he joined our Company. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he was the vice president of corporate communications for Park Place Entertainment, the largest gaming company in the world at the time. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts from Brown University in 1991.

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

Mr. Ying Tat Chan is our chief operating officer and he was appointed to his current role in February 2012. Mr. Chan oversees all business units of our group. Previously, since September 2010, he was our co-chief operating officer, gaming and before that he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, between 1998 and 2008, Mr. Chan held senior executive roles with First Shanghai Financial Holding Limited, Melco, Mocha Clubs and Amax Entertainment Holdings Limited. He graduated with a bachelors degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Mr. Kelvin Hai Ching Tan is our executive vice president, international marketing. Mr. Tan joined our Company in January 2009 and responsible for our Company’s international marketing business, which includes overseeing the VIP Services operations, managing an international marketing network, and managing junkets operating at both City of Dreams and Altira Macau. Mr. Tan spent the earlier years of his gaming career in the Philippines and worked for companies including Genting International Resorts Inc. and Waterfront Properties Inc. Before arriving in Macau, he founded and ran a consultancy offering strategic planning, feasibility studies, valuations and junket development programs for casinos across Asia. Prior to joining our Company, Mr. Tan was the vice president of Business Development for Venetian Macau Ltd. Mr. Tan holds a bachelor’s degree in science and business administration and a master of business administration degree from Indiana University of Pennsylvania in the United States. He is also a graduate of the executive development program of the University of Nevada, Reno.

Ms. Ching Hui Hsu is our general manager of Altira Macau, and she was appointed to her current role in December 2013. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha Club’s former financial controller from September 2003 to September 2006, its chief operating officer from December 2006 to November 2008 and its president from December 2008 to December 2013, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002 and a doctorate degree in economics from Beijing Normal University in 2013. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998, a member of the American Institute of Certified Public Accountants in 1999, and an associate member of the Hong Kong Institute of Certified Public Accountants in 2001.

Mr. Jaya Jesudason is our executive vice president, construction and design. He joined our Company in 2007 as Project Director for the completion of the City of Dreams Project. Prior to that, he worked at Kowloon-Canton Railway Corporation as a general manager of the west rail project and other rail projects. He was also a divisional manager for the Hong Kong airport project of the Hong Kong Airport Authority.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$32.9 million for the year ended December 31, 2013. Details of the emoluments paid or payable to the directors during the year ended December 31, 2013 were as follows:

	Directors’ Fees	Salaries and Other Benefits	Performance Bonuses (1)	Retirement Benefit Scheme Contributions	Share-based Compensation	Total
	(In thousands of US$)
Co-chairman, executive director
Lawrence Yau Lung Ho (2)	$—	$2,216	$9,000	$2	$3,674	$14,892
Co-chairman, non-executive director
James Douglas Packer	—	—	—	—	502	502
Non-executive directors
John Peter Ben Wang	—	—	—	—	112	112
Clarence Yuk Man Chung	—	200	—	—	507	707
William Todd Nisbet	—	100	—	—	277	377
Rowen Bruce Craigie	—	—	—	—	26	26
Independent non-executive directors
James Andrew Charles MacKenzie	125	184	—	—	175	484
Thomas Jefferson Wu	113	—	—	—	112	225
Alec Yiu Wa Tsui	112	189	—	—	175	476
Robert Wason Mactier	85	—	—	—	112	197

	$435	$2,889	$9,000	$2	$5,672	$17,998

Notes

(1)	Performance bonuses are determined with reference to the individuals’ performance and the organizational and financial performance of the Company.
(2)	Mr. Lawrence Yau Lung Ho is also the chief executive officer of our Company and his emoluments disclosed above include those for services rendered by him as the chief executive officer.

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

Equity Awards

In 2013, we issued options to acquire 823,515 of our ordinary shares pursuant to the 2011 Share Incentive Plan, to directors and senior executive officers of our Company with exercise prices of US$8.42 per share, or US$25.26 per ADS, and 527,799 restricted shares with grant date fair value at US$8.2733 per share, or US$24.82 per ADS. The options expire ten years after the date of grant. In 2013, no options or restricted shares held by the directors and senior executive officers were forfeited. No further awards will be granted under our share incentive plan adopted on December 1, 2009 by our Company, or the 2006 Share Incentive Plan and all subsequent awards will be issued under the 2011 Share Incentive Plan. See “— E. Share Ownership” for descriptions of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2013, we set aside or accrued approximately US$0.3 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”

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

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest versions of the nominating and corporate governance committee charter and the audit committee charter adopted in December 2013 and the latest version of the compensation committee charter adopted in July 2013 to satisfy the requirements of the HKSE. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

Audit Committee

Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and James Andrew Charles MacKenzie, and is chaired by Mr. MacKenzie. Each of the committee members satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. We believe that Mr. MacKenzie qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the committee is to assist our board in overseeing and monitoring:

•	the audits of the financial statements of our Company;

•	the qualifications and independence of our independent auditors;

•	the performance of our independent auditors;

•	the account and financial reporting processes of our Company and the integrity of our systems of internal accounting and financial controls;

•	legal and regulatory issues relating to the financial statements of our Company, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;

•	the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee; and

•	the integrity and effectiveness of our internal audit function and risk management policies, procedures and practices.

The duties of the committee include:

•	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor and after considering a tendering process for the appointment of the independent auditor every five years;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	at least annually, obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	discussing with our independent auditor and our management, among other things, the audits of the financial statements, including whether any material information brought to their attention should be disclosed, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	reviewing and recommending the financial statements to our disclosure committee for inclusion within our quarterly earnings releases and to our board for inclusion in our half-year and annual reports;

•	approving all material related party transactions brought to its attention, without further approval of our board except for those which are non-exempt connected transactions under the listing rules of the HKSE;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	approving the internal audit charter and annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	assessing and approving any policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, and making recommendations with respect to our risk management process;

•	reviewing our financial controls, internal control and risk management systems, and discussing with our management the system of internal control and ensuring that our management has discharged its duty to have an effective internal control system including the adequacy of resources, the qualifications and experience of our accounting and financial staff, and their training programs and budget;

•	together with our board, evaluating the performance of the audit committee on an annual basis;

•	assessing the adequacy of its charter; and

•	cooperating with the other board committees in any areas of overlapping responsibilities.

Compensation Committee

Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and Robert Wason Mactier, and is chaired by Mr. Wu. The purpose of the committee is to discharge the responsibilities of the board relating to compensation of our executives, including by designing (in consultation with management and our board), recommending to our board for approval, and evaluating the executive and director compensation plans, policies and programs of our Company.

Members of this committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during which his compensation is deliberated.

The duties of the committee include:

•	overseeing the development and implementation of compensation programs in consultation with our management;

•	at least annually, making recommendations to our board with respect to the compensation arrangements for our non-executive directors, and approving compensation arrangements for our executive director and executive officers, including the chief executive officer;

•	at least annually, reviewing and approving our general compensation scheme, incentive compensation plans and equity-based plans, and overseeing the administration of these plans and discharging any responsibilities imposed on the compensation committee by any of these plans;

•	reviewing and approving the compensation payable to our executive director and executive officers in connection with any loss or termination of their office or appointment;

•	reviewing and recommending any benefits in kind received by any director or approving executive officer where such benefits are not provided for under the relevant employment terms;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies on restrictions on compensation plans and loans to officers;

•	together with the board, evaluating the performance of the compensation committee on an annual basis;

•	assessing the adequacy of its charter; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and Robert Wason Mactier, and is chaired by Mr. Tsui. The purpose of the committee is to assist our board in discharging its responsibilities regarding:

•	the identification of qualified candidates to become members and chairs of the board committees and to fill any such vacancies, and reviewing the appropriateness of the continued service of directors;

•	ensuring that our board meets the criteria for independence under the Nasdaq corporate governance rules, and that at least three of the board members are independent non-executive directors as required under the listing rules of the HKSE, and nominating directors who meet such independence criteria;

•	oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), the Cayman Islands, the SEC, Nasdaq and the HKSE;

•	the development and recommendation to our board of a set of corporate governance principles applicable to our Company; and

•	the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The duties of the committee include:

•	making recommendations to our board for its approval, the appointment or re-appointment of any members of our board and the chairs and members of its committees, including evaluating any succession planning;

•	reviewing on an annual basis the appropriate skills, knowledge and characteristics required of board members and of the committees of our board, and making any recommendations to improve the performance of our board and its committees;

•	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, the listing rules of the HKSE, or otherwise considered desirable and appropriate;

•	developing a set of corporate governance principles and reviewing such principles at least annually;

•	deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee, should be disclosed;

•	reviewing and monitoring the training and continuous professional development of our directors and senior management, pursuant to the listing rules of the HKSE;

•	developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and directors, pursuant to the listing rules of the HKSE;

•	together with the board, evaluating the performance of the committee on an annual basis;

•	assessing the adequacy of its charter; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.

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

D. EMPLOYEES

Employees

We had 11,958 and 11,769 employees as of December 31, 2013 and 2012, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2013 and 2012. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2013		2012
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	618	5.2%	835	7.1%
Altira Macau	2,264	18.9%	2,338	19.9%
City of Dreams	8,292	69.3%	8,062	68.5%
Corporate and centralized services (1)	784	6.6%	534	4.5%

Total	11,958	100.0%	11,769	100.0%

Note:

(1)	Includes staff for Studio City and City of Dreams Manila.

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

We provide defined contribution plans for our employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

Macau

Our Macau employees participate in government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau government. We are required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. Our obligation with respect to the SSF Scheme operated by the Macau government is only to make the required contributions under the scheme.

During the year ended December 31, 2013, we provided option for our qualifying employees in Macau to enroll in a voluntary defined contribution scheme (the “Macau VC Scheme”) operated by us. With effect from July 1, 2013, the monthly voluntary contributions of the employer and the enrolled employees to the Macau VC Scheme to fund the benefits are set at different range of percentage of the relevant monthly income selected by the enrolled employees. Our voluntary contributions to the Macau VC Scheme are graded vesting to the enrolled employees according to a vesting scale with full vesting in 10 years from date of employment. The Macau VC Scheme was established under trust with the assets of the funds held separately from ours by an independent trustee in Macau.

Hong Kong

Our Hong Kong employees participate in Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by us. With effect from June 1, 2012, the maximum monthly contribution (the “Mandatory Contributions”) by both employee and employer was increased from HK$1,000 to HK$1,250. With this increase, the employer’s and the employees’ Mandatory Contributions to the MPF Scheme are each set at 5% of the employees’ relevant income up to a maximum of HK$1,250 per employee per month. Our Mandatory Contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid. For executive officers, their contributions to the MPF Scheme in Hong Kong are set at 5% of the executive officers’ relevant income up to a maximum of HK$1,250 per executive officer per month. Our contribution to the MPF Scheme is set at 10% of the executive officers’ base salaries. The excess of contributions over the employer’s mandatory portion, which is 5% of the executive officers’ relevant income up to a maximum of HK$1,250 per executive officer per month, are treated as the employer’s voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. The MPF Scheme for executive officers was established under trust with the assets of the funds held separately from ours by an independent trustee in Hong Kong.

During the year ended December 31, 2013, we provided option for its qualifying employees in Hong Kong to enroll in a voluntary defined contribution scheme (the “Hong Kong VC Scheme”) operated by us. With effect from July 1, 2013, the monthly voluntary contributions of the employer and the enrolled employees to the Hong Kong VC Scheme to fund the benefits are set at different range of percentage of the monthly earned base salaries selected by the enrolled employees, after deducting the monthly Mandatory Contributions made by the employer and the employees respectively. Our voluntary contributions to the Hong Kong VC Scheme are graded vesting to the enrolled employees according to a vesting scale with full vesting in 10 years from date of employment.

Our MPF Scheme and the Hong Kong VC Scheme was established under trust with the assets of the funds held separately from ours by an independent trustee in Hong Kong.

The Philippines

Our Philippines employees participate in government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippines government. We are required to pay at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements to fund the benefits. Our obligation with respect to the SSS Scheme operated by the Philippines government is only to make the required contributions under the scheme.

Other Jurisdictions

Our subsidiaries in certain other jurisdiction operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

Total contributions made into the defined contribution plans for the years ended December 31, 2013, 2012 and 2011 were US$8.5 million, US$5.3 million and US$5.4 million, respectively.

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

As of December 31, 2013 the unvested share options granted under the 2006 Share Incentive Plan represented approximately 0.097% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2013 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our shareholders of approximately 0.097% and basic earnings per share of US$0.0004.

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

As of the date of this annual report, we have granted to certain employees (i) share options to subscribe for a total of 3,323,367 shares and (ii) restricted shares in respect of a total of 1,987,680 shares, pursuant to the 2011 Share Incentive Plan.

As of December 31, 2013 the unvested share options granted under the 2011 Share Incentive Plan represented approximately 0.153% of our issued share capital. If all the unvested share options were to be exercised and vested during the year ended December 31, 2013 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our shareholders of approximately 0.153% and basic earnings per share of US$0.0006.

On May 15, 2013, we announced our giving of the authorization to the trustee which administers our 2011 Share Incentive Plan to purchase ADSs on Nasdaq for the purpose of satisfying our obligations to deliver ADSs under the 2011 Share Incentive Plan (“Purchase Program”). Under the Purchase Program, the trustee can purchase ADS on the open market at the price range to be determined by the Company’s management from time to time. This Purchase Program may be terminated or suspended by us at any time. During the year ended December 31, 2013, the trustee purchased on Nasdaq a total of 373,946 ADSs (equivalent to 1,121,838 shares) and the total cost for acquiring these ADSs was approximately US$8.8 million which, was fully paid during the year ended December 31, 2013.

A summary of the outstanding awards granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as of December 31, 2013, is presented below:

	Exercise price/ grant date fair value per ADS (US$)	Number of unvested share options/restricted shares	Vesting period
Share Options (1)
2010 Long Term Incentive Plan	3.98	150,000	4 years
2011 Long Term Incentive Plan	7.57	1,465,101	3 years
2012 Long Term Incentive Plan	14.09	1,200,981	3 years
2013 Long Term Incentive Plan	25.26	1,346,445	3-4 years

		4,162,527

Restricted Shares (1)
2010 Long Term Incentive Plan	3.75	75,000	4 years
2011 Long Term Incentive Plan	7.57	827,670	3 years
2012 Long Term Incentive Plan	13.28	736,065	3 years
2013 Long Term Incentive Plan	24.82	795,894	3-4 years

		2,434,629

Note:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are and will be under the 2011 Share Incentive Plan.

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2013 are as follows:

						Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per share) US$	Share price at date of grant of share options US$		Outstanding as of January 1, 2013	Granted during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
Directors:
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09		724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09		724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09		724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09		724,698	—	—	—	—	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43		188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43		188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43		188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43		188,769	—	—	—	—	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52		482,115	—	—	—	—	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52		482,115	—	—	—	—	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52		482,268	—	—	—	—	482,268
	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43		158,133	—	—	—	—	158,133
	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43		158,133	—	—	—	—	158,133
	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43		158,133	—	—	—	—	158,133
	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27	(18)	—	120,870	—	—	—	120,870
	May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27	(18)	—	120,870	—	—	—	120,870
	May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27	(18)	—	120,870	—	—	—	120,870

Sub-total:						5,574,729	362,610	—	—	—	5,937,339

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2013	Granted during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
Clarence Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509

Sub-total:					194,664	—	—	—	—	194,664

Alec Yiu Wa Tsui	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	(5,982)	—	—	—
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	(11,967)	—	—	—
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	(17,952)	—	—	—
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	(23,946)	—	—	—
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—

Sub-total:					254,511	—	(254,511)	—	—	—

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2013	Granted during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509

Sub-total:					194,664	—	—	—	—	194,664

Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	254,511

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2013	Granted during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	23,946
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	254,511

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per share) US$	Share price at date of grant of share options US$	Outstanding as of January 1, 2013	Granted during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
James Andrew Charles MacKenzie	September 30, 2008	April 24, 2009 to September 29, 2018	4.69	1.33	8,334	—	(8,334)	—	—	—
	September 30, 2008	April 24, 2010 to September 29, 2018	4.69	1.33	8,336	—	(8,336)	—	—	—
	September 30, 2008	April 24, 2011 to September 29, 2018	4.69	1.33	8,336	—	(8,336)	—	—	—
	September 30, 2008	April 24, 2012 to September 29, 2018	4.69	1.33	8,336	—	(8,336)	—	—	—
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—

Sub-total:					171,378	—	(171,378)	—	—	—

Sub-total:					6,898,968	362,610	(425,889)	—	—	6,835,689

						Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per share) US$	Share price at date of grant of share options US$		Outstanding as of January 1, 2013	Granted during the year	Exercised during the year (3)	Cancelled during the year	Lapsed during the year	Outstanding as of December 31, 2013
Employees (4)	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42		77,211	—	(17,955)	—	—	59,256
Employees (5)	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01		18,657	—	—	—	—	18,657
Employees (6)	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01		4,700,616	—	(1,572,330)	—	(4,989)	3,123,297
Employees (7)	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01		789,474	—	—	—	—	789,474
Employees (8)	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43		550,641	—	(214,914)	(2,997)	—	332,730
Employees (9)	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43		495,102	—	(189,273)	(2,751)	—	303,078
Employees (10)	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43		140,400	—	—	—	—	140,400
Employees (11)	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25		156,624	—	(45,648)	(24,465)	—	86,511
Employees (12)	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25		218,658	—	(83,829)	—	—	134,829
Employees (13)	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25		300,000	—	—	—	—	300,000
Employees (14)	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52		2,960,202	—	(417,534)	(52,167)	—	2,490,501
Employees (15)	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43		1,426,737	—	(96,930)	(78,486)	(1,830)	1,249,491
Employees (16)	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27	(18)	—	988,977	—	(42,348)	—	946,629
Employees (17)	May 10, 2013	November 12, 2014 to May 9, 2023	8.42	8.27	(18)	—	37,206	—	—	—	37,206

Sub-total:						11,834,322	1,026,183	(2,638,413)	(203,214)	(6,819)	10,012,059

Total						18,733,290	1,388,793	(3,064,302)	(203,214)	(6,819)	16,847,748

Notes:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.
(2)	The vesting period of the share options is from the date of grant until the commencement of exercisable period.
(3)	In respect of the share options exercised during the period, the weighted average closing price of the Shares immediately before and at the dates on which the options were exercised was US$8.26.
(4)	Among the 59,256 share options, 5,391 share options may be exercised during the period from September 10, 2008 to September 9, 2017, 11,970 share options may be exercised during the period from September 10, 2009 to September 9, 2017, 17,955 share options may be exercised during the period from September 10, 2010 to September 9, 2017 and 23,940 share options may be exercised during the period from September 10, 2011 to September 9, 2017.
(5)	Among the 18,657 share options, 4,662 share options may be exercised during the period from March 18, 2009 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2010 to March 17, 2018, 4,662 share options may be exercised during the period from March 18, 2011 to March 17, 2018 and 4,671 share options may be exercised during the period from March 18, 2012 to March 17, 2018.
(6)	Among the 3,123,297 share options, 1,386,570 share options may be exercised during the period from November 25, 2010 to November 24, 2018 and 1,736,727 share options may be exercised during the period from November 25, 2011 to November 24, 2018.
(7)	Among the 789,474 share options, 197,367 share options may be exercised during the period from January 20, 2010 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2011 to January 19, 2019, 197,367 share options may be exercised during the period from January 20, 2012 to January 19, 2019 and 197,373 share options may be exercised during the period from January 20, 2013 to January 19, 2019.
(8)	Among the 332,730 share options, 58,347 share options may be exercised during the period from November 25, 2010 to September 9, 2017, 62,337 share options may be exercised during the period from November 25, 2011 to September 9, 2017, 72,309 share options may be exercised during the period from November 25, 2012 to September 9, 2017 and 139,737 share options may be exercised during the period from November 25, 2013 to September 9, 2017.
(9)	Among the 303,078 share options, 55,080 share options may be exercised during the period from November 25, 2010 to March 17, 2018, 56,328 share options may be exercised during the period from November 25, 2011 to March 17, 2018, 71,400 share options may be exercised during the period from November 25, 2012 to March 17, 2018 and 120,270 share options may be exercised during the period from November 25, 2013 to March 17, 2018.
(10)	Among the 140,400 share options, 35,100 share options may be exercised during the period from November 25, 2010 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2011 to April 10, 2018, 35,100 share options may be exercised during the period from November 25, 2012 to April 10, 2018 and 35,100 share options may be exercised during the period from November 25, 2013 to April 10, 2018.
(11)	The 86,511 share options may be exercised during the period from May 26, 2013 to May 25, 2020.
(12)	Among the 134,829 share options, 44,331 share options may be exercised during the period from May 26, 2012 to May 25, 2020 and 90,498 share options may be exercised during the period from May 26, 2013 to May 25, 2020.
(13)	Among the 300,000 share options, 150,000 share options may be exercised during the period from August 16, 2012 to August 15, 2020 and 150,000 share options may be exercised during the period from August 16, 2014 to August 15, 2020.
(14)	Among the 2,490,501 share options, 699,576 share options may be exercised during the period from March 23, 2012 to March 22, 2021, 808,098 share options may be exercised during the period from March 23, 2013 to March 22, 2021 and 982,827 share options may be exercised during the period from March 23, 2014 to March 22, 2021.
(15)	Among the 1,249,491 share options, 364,776 share options may be exercised during the period from March 29, 2013 to March 28, 2022, 442,335 share options may be exercised during the period from March 29, 2014 to March 28, 2022 and 442,380 share options may be exercised during the period from March 29, 2015 to March 28, 2022.
(16)	Among the 946,629 share options, 315,531 share options may be exercised during the period from May 10, 2014 to May 9, 2023, 315,531 share options may be exercised during the period from May 10, 2015 to May 9, 2023 and 315,567 share options may be exercised during the period from May 10, 2016 to May 9, 2023.
(17)	Among the 37,206 share options, 18,603 share options may be exercised during the period from November 12, 2014 to May 9, 2023 and 18,603 share options may be exercised during the period from November 12, 2016 to May 9, 2023.
(18)	Share price on the day before of the grant of share option is US$8.24.

Details of the movement in restricted shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2013 are as follows:

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares (1)	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as of January 1, 2013	Granted during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2013
Directors:
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2013	1.09	241,566	—	(241,566)	—	—
	March 23, 2011	March 23, 2013	2.52	241,056	—	(241,056)	—	—
	March 23, 2011	March 23, 2014	2.52	241,137	—	—	—	241,137
	March 29, 2012	March 29, 2013	4.43	79,065	—	(79,065)	—	—
	March 29, 2012	March 29, 2014	4.43	79,065	—	—	—	79,065
	March 29, 2012	March 29, 2015	4.43	79,068	—	—	—	79,068
	May 10, 2013	May 10, 2014	8.27	—	60,435	—	—	60,435
	May 10, 2013	May 10, 2015	8.27	—	60,435	—	—	60,435
	May 10, 2013	May 10, 2016	8.27	—	60,435	—	—	60,435

Sub-total:				960,957	181,305	(561,687)	—	580,575

Clarence Yuk Man Chung	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	22,590	—	(22,590)	—	—
	March 29, 2012	March 29, 2014	4.43	22,590	—	—	—	22,590
	March 29, 2012	March 29, 2015	4.43	22,590	—	—	—	22,590
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833

Sub-total:				110,982	14,505	(49,944)	—	75,543

Alec Yiu Wa Tsui	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833

Sub-total:				70,320	14,505	(36,390)	—	48,435

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares (1)	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as of January 1, 2013	Granted during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2013
John Peter Ben Wang	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833

Sub-total:				70,320	14,505	(36,390)	—	48,435

Robert Wason Mactier	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833

Sub-total:				70,320	14,505	(36,390)	—	48,435

Thomas Jefferson Wu	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833

Sub-total:				70,320	14,505	(36,390)	—	48,435

				Number of restricted shares
Name or category of participants	Date of grant of restricted shares (1)	Vesting date	Share price at date of grant of restricted shares US$	Outstanding as of January 1, 2013	Granted during the year	Vested during the year	Cancelled during the year	Outstanding as of December 31, 2013
James Andrew Charles MacKenzie	March 17, 2009	March 17, 2013	1.09	11,505	—	(11,505)	—	—
	March 23, 2011	March 23, 2013	2.52	15,849	—	(15,849)	—	—
	March 23, 2011	March 23, 2014	2.52	15,858	—	—	—	15,858
	March 29, 2012	March 29, 2013	4.43	9,036	—	(9,036)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	—	9,036
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833

Sub-total:				70,320	14,505	(36,390)	—	48,435

William Todd Nisbet	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833

Sub-total:				—	14,505	—	—	14,505

Rowen Bruce Craigie	May 10, 2013	May 10, 2014	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2015	8.27	—	4,836	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	—	4,833	—	—	4,833

Sub-total:				—	14,505	—	—	14,505

Sub-total:				1,423,539	297,345	(793,581)	—	927,303

Employees	May 26, 2010	May 26, 2013	1.25	78,315	—	(66,081)	(12,234)	—
Employees	May 26, 2010	May 26, 2013	1.25	79,827	—	(79,827)	—	—
Employees	August 16, 2010	August 16, 2014	1.25	75,000	—	—	—	75,000
Employees	March 23, 2011	March 23, 2013	2.52	511,269	—	(505,248)	(6,021)	—
Employees	March 23, 2011	March 23, 2014	2.52	511,443	—	—	(20,058)	491,385
Employees	March 29, 2012	March 29, 2013	4.43	237,717	—	(231,744)	(5,973)	—
Employees	March 29, 2012	March 29, 2014	4.43	237,792	—	—	(19,356)	218,436
Employees	March 29, 2012	March 29, 2015	4.43	237,873	—	—	(13,917)	223,956
Employees	May 10, 2013	May 10, 2014	8.27	—	164,823	—	(7,062)	157,761
Employees	May 10, 2013	May 10, 2015	8.27	—	164,823	—	(7,062)	157,761
Employees	May 10, 2013	May 10, 2016	8.27	—	164,823	—	(7,050)	157,773
Employees	May 10, 2013	November 12, 2014	8.27	—	12,627	—	—	12,627
Employees	May 10, 2013	November 12, 2016	8.27	—	12,627	—	—	12,627

Sub-total:				1,969,236	519,723	(882,900)	(98,733)	1,507,326

Total				3,392,775	817,068	(1,676,481)	(98,733)	2,434,629

Note:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

A summary of the details in relation to the share options granted to participants under the 2011 Share Incentive Plan during 2013, is set out below:

Date of grant	May 10, 2013
Exercise price	US$8.42 per share
Number of shares involved	1,388,793
Closing price of the shares on the date of grant	US$8.2733 per share
Validity period of the share options	10 years from the date of grant

Among the share options granted above, share options to subscribe for 362,610 shares were granted, with the approval of our compensation committee, to Mr. Lawrence Ho, our co-chairman, chief executive officer and executive director.

A summary of the details in relation to restricted shares granted to participants under the 2011 Share Incentive Plan during 2013, is set out below:

Date of grant	May 10, 2013
Number of shares involved	817,068
Vesting period	3 years and 4 years from the date of grant

Among the restricted shares granted above, 297,345 shares were granted, with the approval of our compensation committee, to the following directors of our Company, with details as follows:

		Number of restricted shares	Number of underlying shares involved	Vesting date
Name	Position			May 10, 2014	May 10, 2015	May 10, 2016
Mr. Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	181,305	181,305	60,435	60,435	60,435
Mr. Clarence Yuk Man Chung	Non-executive director	14,505	14,505	4,836	4,836	4,833
Mr. John Peter Ben Wang	Non-executive director	14,505	14,505	4,836	4,836	4,833
Mr. Rowen Bruce Craigie	Non-executive director	14,505	14,505	4,836	4,836	4,833
Mr. William Todd Nisbet	Non-executive director	14,505	14,505	4,836	4,836	4,833
Mr. James Andrew Charles MacKenzie	Independent non-executive director	14,505	14,505	4,836	4,836	4,833
Mr. Robert Wason Mactier	Independent non-executive director	14,505	14,505	4,836	4,836	4,833
Mr. Alec Yiu Wa Tsui	Independent non-executive director	14,505	14,505	4,836	4,836	4,833
Mr. Thomas Jefferson Wu	Independent non-executive director	14,505	14,505	4,836	4,836	4,833

MCP Share Incentive Plan

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MCP, also operates a share incentive plan, or the MCP Share Incentive Plan to promote the success and enhance the value of MCP, by linking the personal interests of members of the board of directors, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to MCP’s stockholders. The MCP Share

Incentive Plan, with amendments, was approved by MCP shareholders at the annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by our Company shareholders at our extraordinary general meeting on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013.

A summary of the outstanding awards granted under the MCP Share Incentive Plan as of December 31, 2013 is presented below:

	Exercise price/grant date fair value per MCP Share (PHP)	Number of unvested MCP share options/ restricted MCP Shares	Vesting period
MCP Share Options
2013 Long Term Incentive Plan	8.3	116,144,153	Within 3 years

Restricted MCP Shares
2013 Long Term Incentive Plan	8.3	58,072,076	Within 3 years

Details of the movement in MCP share options granted under the MCP Share Incentive Plan during the year ended December 31, 2013 are as follows :

					Number of MCP share options
Name or category of participants	Date of grant of MCP share options	Exercisable period(1)	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options (3) PHP	Outstanding as at January 1, 2013	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2013
Directors:
Lawrence Yau Lung Ho	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	—	5,202,425	—	—	—	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	—	5,202,425	—	—	—	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	—	5,202,426	—	—	—	5,202,426

Sub-total:					—	15,607,276	—	—	—	15,607,276

James Douglas Packer	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	—	5,202,425	—	—	—	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	—	5,202,425	—	—	—	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	—	5,202,426	—	—	—	5,202,426

Sub-total:					—	15,607,276	—	—	—	15,607,276

Clarence Yuk Man Chung	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	—	3,468,284	—	—	—	3,468,284
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	—	3,468,284	—	—	—	3,468,284
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	—	3,468,283	—	—	—	3,468,283

Sub-total:					—	10,404,851	—	—	—	10,404,851

Alec Yiu Wa Tsui	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	—	650,303	—	—	—	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	—	650,303	—	—	—	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	—	650,303	—	—	—	650,303

Sub-total:					—	1,950,909	—	—	—	1,950,909

James Andrew Charles MacKenzie	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	—	650,303	—	—	—	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	—	650,303	—	—	—	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	—	650,303	—	—	—	650,303

Sub-total:					—	1,950,909	—	—	—	1,950,909

					Number of MCP share options
Name or category of participants	Date of grant of MCP share options	Exercisable period(1)	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options (3) PHP	Outstanding as at January 1, 2013	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2013
William Todd Nisbet	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	—	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	—	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	—	2,601,212	—	—	—	2,601,212

Sub-total:					—	7,803,638	—	—	—	7,803,638

Sub-total:					—	53,324,859	—	—	—	53,324,859

Employees	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2023	8.3	8.3	—	20,939,758	—	(1,560,728)	—	19,379,030
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	—	20,939,758	—	(1,560,728)	—	19,379,030
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	—	20,939,776	—	(1,560,727)	—	19,379,049

Sub-total:					—	62,819,292	—	(4,682,183)	—	58,137,109

Others (2)	June 28, 2013	30 days after the opening of City of Dreams Manila to June 27, 2013.	8.3	8.3	—	1,560,728	—	—	—	1,560,728
	June 28, 2013	April 29, 2015 to June 27, 2023	8.3	8.3	—	1.560,728	—	—	—	1,560,728
	June 28, 2013	April 29, 2016 to June 27, 2023	8.3	8.3	—	1,560,729	—	—	—	1,560,729

Sub-total:					—	4,682,185	—	—	—	4,682,185

Total					—	120,826,336	—	(4,682,183)	—	116,144,153

Notes:

(1)	The vesting period of the MCP share options is from the date of grant until the commencement of exercisable period.
(2)	The category “Others” represents the non-employees of our group.
(3)	Share price on the day before of the grant of share option is PHP8.20.

Details of the movement in restricted MCP Shares granted under the MCP Share Incentive Plan during the year ended December 31, 2013 are as follows: :

				Number of restricted MCP Shares
Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Outstanding as at January 1, 2013	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2013
Directors:
Lawrence Yau Lung Ho	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	2,601,213	—	—	2,601,213
	June 28, 2013	April 29, 2015	8.3	—	2,601,213	—	—	2,601,213
	June 28, 2013	April 29, 2016	8.3	—	2,601,212	—	—	2,601,212

Sub-total:				—	7,803,638	—	—	7,803,638

Parker, James Douglas	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	2,601,213	—	—	2,601,213
	June 28, 2013	April 29, 2015	8.3	—	2,601,213	—	—	2,601,213
	June 28, 2013	April 29, 2016	8.3	—	2,601,212	—	—	2,601,212

Sub-total:				—	7,803,638	—	—	7,803,638

Clarence Yuk Man Chung	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	1,734,142	—	—	1,734,142
	June 28, 2013	April 29, 2015	8.3	—	1,734,142	—	—	1,734,142
	June 28, 2013	April 29, 2016	8.3	—	1,734,141	—	—	1,734,141

Sub-total:				—	5,202,425	—	—	5,202,425

Alec Yiu Wa Tsui	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	325,152	—	—	325,152
	June 28, 2013	April 29, 2015	8.3	—	325,152	—	—	325,152
	June 28, 2013	April 29, 2016	8.3	—	325,151	—	—	325,151

Sub-total:				—	975,455	—	—	975,455

James Andrew Charles MacKenzie	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	325,152	—	—	325,152
	June 28, 2013	April 29, 2015	8.3	—	325,152	—	—	325,152
	June 28, 2013	April 29, 2016	8.3	—	325,151	—	—	325,151

Sub-total:				—	975,455	—	—	975,455

William Todd Nisbet	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	1,300,606	—	—	1,300,606
	June 28, 2013	April 29, 2015	8.3	—	1,300,606	—	—	1,300,606
	June 28, 2013	April 29, 2016	8.3	—	1,300,607	—	—	1,300,607

Sub-total:				—	3,901,819	—	—	3,901,819

Sub-total:				—	26,662,430	—	—	26,662,430

				Number of restricted MCP Shares
Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Outstanding as at January 1, 2013	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2013
Employees	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	10,469,886	—	(780,365)	9,689,521
	June 28, 2013	April 29, 2015	8.3	—	10,469,886	—	(780,365)	9,689,521
	June 28, 2013	April 29, 2016	8.3	—	10,469,874	—	(780,361)	9,689,513

Sub-total:				—	31,409,646	—	(2,341,091)	29,068,555

Others (1)	June 28, 2013	30 days after the opening of City of Dreams Manila	8.3	—	780,363	—	—	780,363
	June 28, 2013	April 29, 2015	8.3	—	780,363	—	—	780,363
	June 28, 2013	April 29, 2016	8.3	—	780,365	—	—	780,365

Sub-total:				—	2,341,091	—	—	2,341,091

Total				—	60,413,167	—	(2,341,091)	58,072,076

Note:

(1) The category “Others” represents the non-employees of our group.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of April 3, 2014 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	599,229,043	33.55
Crown Asia Investments (4)	599,229,043	33.55
The Capital Group Companies, Inc. (5)	99,062,352	5.94

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “— Melco Crown Joint Venture.” However, Melco and Crown each disclaim beneficial ownership of the shares of our Company owned by the other.
(2)	The address of Melco and Melco Leisure is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the HKSE.
(3)	Mr. Lawrence Yau Lung Ho, our co-chairman, chief executive officer and executive director as well as the chairman, chief executive officer and executive director of Melco, personally holds 20,512,612 ordinary shares of Melco, representing approximately 1.33% of Melco’s ordinary shares outstanding. In addition, 115,509,024 ordinary shares of Melco are held by Lasting Legend Ltd., 288,532,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 18,587,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust, representing approximately 7.52%, 18.78%, 1.21% and 0.47% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 298,982,187 ordinary shares of Melco, representing 19.46% of Melco’s shares. Therefore, we believe that Mr. Ho beneficially owns an aggregate of 749,417,876 ordinary shares of Melco, representing approximately 48.77% of Melco’s ordinary shares outstanding.
(4)	The address of Crown and Crown Asia Investments is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange. As of April 3, 2014, Crown was approximately 50.01% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.
(5)	Capital Research and Management Company is a wholly-owned subsidiary of The Capital Group Companies, Inc. The Capital Group Companies, Inc. is deemed or taken to be interested in 77,239,452 ordinary shares held by Capital Research and Management Company. 11,829,300 ordinary shares are held by Capital International, Inc., 4,700,100 ordinary shares are held by Capital International Sarl, 4,457,700 ordinary shares are held by Capital Guardian Trust Company, and 835,800 ordinary shares are held by Capital International Limited, representing approximately 0.710%, 0.282%, 0.267% and 0.050% ordinary shares outstanding. All of these companies are owned by Capital Group International, Inc., which is a wholly-owned subsidiary of The Capital Group Companies, Inc. Therefore, we believe that The Capital Group Companies, Inc. beneficially owns an aggregate of 21,822,900 ordinary shares held by these companies.

As of December 31, 2013, a total of 1,666,633,448 ordinary shares were outstanding, of which 556,361,916 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary. In October 2007, we appointed BOCI Securities Limited to assist us in the administration of our 2006 Share Incentive Plan.

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

Original and Amended Shareholders’ Deed

Under the original shareholders’ deed, projects and activities of the joint venture in Greater China were to be undertaken by MCE Holdings Three Limited (formerly known as “MPEL (Greater China) Limited”), which is effectively owned 60% by Melco and 40% by PBL, with projects in the Territory outside Greater China to be undertaken by one or more other of our subsidiaries which are effectively owned 60% by PBL and 40% by Melco.

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

•	All of the class B shares of Melco Crown Macau, representing 72% of all the outstanding capital stock of Melco Crown Macau are to be owned by MPEL Investments, our wholly owned subsidiary. As the holder of class B shares, we will have the right to one vote per share, receive the remaining distributable profits of Melco Crown Macau after payment of dividends on the class A shares, to return of capital after payment on the class A shares on a winding up or liquidation of Melco Crown Macau, and to participate in the winding up and liquidation assets of Melco Crown Macau;

•	The shares of Altira Developments and Melco Crown (COD) Developments and the operating assets of Mocha would be transferred to Melco Crown Macau;

•	MCE Holdings Three Limited (formerly known as “MPEL (Greater China) Limited”) and Mocha Slot Group Limited are to be liquidated or remain dormant; and

•	The provisions of the shareholders’ deed relating to the operation of our Company are to apply to Melco Crown Macau.

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

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2013, 2012 and 2011, see note 23 to the consolidated financial statements included elsewhere in this annual report.

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

In January 2013, the Taiwanese authorities commenced investigating certain alleged violations of Taiwan banking laws by certain employees of our subsidiary’s branch office in Taiwan, which may pose reputational and other risks to us. To facilitate the investigation, the Taiwanese authorities have frozen one of our deposit accounts in Taiwan, which had a balance of approximately TWD2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. We are taking actions to request the Taiwanese authorities to unfreeze the account.

Dividend Policy

On February 25, 2014, the Company’s board of directors announced a proposal of declaration and payment of a special dividend of US$0.1147 per share (or US$0.3441 per ADS), to shareholders of record at the close of business on April 4, 2014, subject to shareholders’ approval, which was subsequently obtained on March 26, 2014. Pursuant to the new dividend policy, we intend to distribute quarterly dividends in an aggregate amount per year of approximately 30% of annual consolidated net income attributable to Melco Crown Entertainment, subject to our ability to pay dividends from our accumulated and future earnings and our cash balance and future commitments at the time of declaration of any dividend.

Our board retains complete discretion on whether to pay dividends, subject to the approval of our shareholders in the case of annual dividends and special dividends if paid out of funds other than profits. Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board may deem relevant. Dividends will be declared and paid in Hong Kong dollars for holders of ordinary shares and U.S. dollars for holders of ADSs.

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

Our 2011 Credit Facilities, the 2013 Senior Notes, Studio City Notes, Studio City Project Facility and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs. We cannot assure you that we will make dividend payments in the future.”

Under the Cayman Companies Law, subject to the provisions of our Amended and Restated Articles of Association, the share premium account of our Company may be applied to pay distributions or dividends to shareholders, provided that immediately following the date the distribution or dividend is proposed to be paid, we are able to pay our debts as they fall due in the ordinary course of business. The share premium included in our additional paid-in capital as of December 31, 2013 and 2012 amounted to approximately US$2.6 billion. We recorded accumulated losses as of December 31, 2013 and 2012.

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

The following table provides the high and low trading prices for our ADSs on Nasdaq and for our ordinary shares on the HKSE for the periods indicated as follows:

	Nasdaq		HKSE
	High	Low	High	Low
	(in US$)		(in HK$)
Monthly High and Low
April 2014 (through April 3)	41.90	37.32	105.00	98.00
March 2014	45.70	35.06	117.00	93.60
February 2014	43.95	36.60	112.50	99.75
January 2014	45.48	37.38	126.80	98.00
December 2013	39.42	35.25	102.50	91.00
November 2013	35.88	33.00	92.00	85.85
October 2013	37.00	31.20	96.75	83.00
Quarterly High and Low
First Quarter 2014	45.70	35.06	126.80	93.60
Fourth Quarter 2013	39.42	31.20	102.50	83.00
Third Quarter 2013	32.24	21.32	85.00	55.70
Second Quarter 2013	25.20	20.46	65.50	55.65
First Quarter 2013	23.39	17.32	59.80	42.40
Fourth Quarter 2012	16.98	12.74	43.20	33.10
Third Quarter 2012	13.56	9.13	34.90	24.50
Second Quarter 201	16.02	10.68	43.00	27.80
First Quarter 2012	14.26	9.46	37.35	24.25
Annual High and Low
2013	39.42	17.32	102.50	42.40
2012	16.98	9.13	43.20	24.25
2011	16.15	6.46	—	—
2010	7.13	3.30	—	—
2009	8.45	2.27	—	—

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

D. EXCHANGE CONTROLS

Foreign Currency Exchange

The H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2010 Senior Notes, 2013 Senior Notes, Studio City Notes and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We accept foreign currencies from our customers and therefore, in addition to H.K. dollars and Patacas, we also hold other foreign currencies.

No foreign exchange controls exist in Macau and Hong Kong and there is a free flow of capital into and out of Macau and Hong Kong. There are no restrictions on remittances of H.K. dollars or any other currency from Macau and Hong Kong to persons not resident in Macau and Hong Kong for the purpose of paying dividends or otherwise.

With regard to our subsidiaries registered in the Philippines, the currency primarily used for transactions, gaming or otherwise, is the Philippine Peso. The Philippine Peso is the only currency that is acceptable as legal tender in the country. The Philippines has been liberalizing foreign exchange controls in the country, and has even adopted the floating exchange rate regime. Although there are no restrictions or limits on the amounts of Philippine Peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of Philippine Pesos in excess of PHP10,000.00 must be with prior authorization of BSP, while foreign currency in excess of USD10,000.00 or its equivalent must be declared to the Bureau of Customs Desk in the airport upon arrival or before departure, as the case may be.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2013. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Nasdaq Marketplace Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. In addition, we intend to post our annual report on our website http://www.melco-crown.com. Nasdaq

Marketplace Rule 5255(c) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to deliver annual reports to our shareholders prior to an annual general meeting.

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

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. As of December 31, 2013, we are subject to fluctuations in HIBOR and LIBOR as a result of our 2011 Credit Facilities and the Aircraft Term Loan.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2013 and 2012, approximately 72% and 67%, respectively, of our total indebtedness was based on fixed rates. The increase was primarily due to the issuance of 2013 Senior Notes, the repayment of the drawn revolving credit facility and scheduled repayment of the term loan both under 2011 Credit Facilities, partially offset the redemption of the 2010 Senior Notes and RMB Bonds and repayment of the Deposit-Linked Loan. Based on December 31, 2013 and 2012 indebtedness levels, an assumed 100 basis point change in HIBOR and LIBOR would cause our annual interest cost to change by approximately US$7.1 million and US$10.5 million, respectively.

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

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of Philippine Notes in January 2014, denominated in Philippine Pesos.

The value of the H.K. dollar, Patacas and Philippine Peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine Pesos to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2013, in addition to H.K. dollars and Patacas, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2013 and 2012. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

During the years ended December 31, 2012, we entered RMB forward exchange rate contracts for settlement of interest on the RMB Bonds to hedge our exchange rate exposure. The forward contracts are primarily cash flow hedging instruments, the hedged item being the forecasted cash flows in H.K. dollars associated with a portion of the first two Renminbi interest payments on the RMB Bonds payable in November 2011 and May 2012, respectively. As of December 31, 2012, all RMB forward exchange rate contracts had expired. We will consider our overall procedure for managing our foreign exchange risk from time to time.

See note 12 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness and foreign currency exposure as of December 31, 2013.

Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of December 31, 2013 were U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine Pesos and Patacas. Based on the cash and bank balances (excluding restricted cash balances from the RMB2.3 billion in proceeds from the RMB Bonds, for which currency fluctuations will be offset by the associated currency fluctuations of the RMB Bonds for 2012) as of December 31, 2013 and 2012, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollars would cause a maximum foreign transaction gain or loss of approximately US$21.6 million and US$18.3 million for the years ended December 31, 2013 and 2012, respectively.

Based on the balances of long-term indebtedness denominated in currencies other than U.S. dollars as of December 31, 2013, an assumed 1% change in the exchange rates between H.K. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$6.7 million for the year ended December 31, 2013. Based on the balances of long-term indebtedness denominated in currencies other than U.S. dollars and restricted cash from the RMB2.3 billion in proceeds from the RMB Bonds as of December 31, 2012, an assumed 1% change in the exchange rates between H.K. dollar and Renminbi against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$13.7 million for the year ended December 31, 2012.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2013. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (1992) (“1992 framework”).

Based on this assessment, management concluded that, as of December 31, 2013, our Company’s internal control over financial reporting is effective based on this 1992 framework.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2013, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on December 3, 2013. We have posted our current code of business conduct and ethics on our website at www.melco-crown.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2013	2012
	(In thousands of US$)
Audit fees (1)	$957	$1,147
Audit-related fees (2)	103	75
Tax fees (3)	63	83
All other fees (4)	324	471

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.
(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statements for the six months ended June 30, 2013.
(3)	“Tax fees” include fees billed for tax consultations.
(4)	“All other fees” primarily include the aggregate fees billed in respect of the review of certain documents associated with the issuance of the Studio City Notes in November 2012 and the issuance of the 2013 Senior Notes in February 2013, which amounted to US$100,000 and US$160,000, respectively.

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

Lastly, Nasdaq Marketplace Rule 5635(d) requires each issuer to obtain shareholder approval for the issuance of securities in connection with a transaction other than a public offering involving certain issuances of ordinary shares in amounts equaling 20% or more of such issuer’s ordinary shares there outstanding. Walkers, our Cayman Islands counsel, has provided letters to Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to: (i) have a majority of independent directors serving on our board; (ii) deliver annual reports to our shareholders prior to an annual general meeting; or (iii) obtain shareholders’ approval prior to any issuance of our ordinary shares. The foregoing is subject to our memorandum and articles of association, as amended and restated from time to time.

In September 2011, our board adopted Hong Kong corporate governance guidelines, which took effect upon the listing of our Company in Hong Kong, and were received from time to time with the last updated made in December 2013. As a company listed on the HKSE, we are expected to comply with applicable corporate governance and related requirements of the listing rules of the HKSE, including the Code on Corporate Governance Practices, unless an exemption is available. If we deviate from these corporate governance provisions, we are required to disclose the reasons for such deviation, if any, in our interim and annual reports.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Melco Crown Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on May 23, 2012 (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-3 (File No. 333-178215), filed with the SEC on May 23, 2012)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among our Company (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Deed of Variation and Amendment dated July 27, 2007 between our Company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our Company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8	Form of Post-IPO Shareholders’ Agreement among our Company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Registration Rights Agreement among our Company (formerly known as Melco PBL Holdings Limited), Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document
2.11	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.15	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.16	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.17	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.18	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document
2.19 *	Notes Facility and Security Agreement, dated December 19, 2013, among MCE Leisure Philippines as issuer of the Philippine Notes, MCP and certain of its subsidiaries from time to time as guarantors and pledgers thereto, various financial institutions as holders of the Philippine Notes, Australia and New Zealand Banking Group Limited and Deutsche Bank AG, Manila Branch as joint lead managers and Philippine National Bank — Trust Banking Group as facility agent, registrar, paying agent and security trustee

2.20 *	Guaranty, dated January 24, 2014 by our Company in favor of Philippine National Bank — Trust Banking Group as facility agent on behalf of itself and the holders of Philippine Notes

2.21 *	Loan Agreement dated December 23, 2013, among MCE (Philippines) Investments Limited as lender, MCE Leisure Philippines as borrower and MCP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$ 340 million.

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, between Melco PBL Gaming (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

Exhibit Number	Description of Document
4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated October 8, 2009, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments Limited (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown Macau (formerly known as Melco PBL Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document
4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments Limited dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco Crown Macau (formerly known as Melco PBL Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document
4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.32	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.33	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.34	2011 Share Incentive Plan, adopted by EGM on October 6, 2011 (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.35	Amendment No. 1 the Shareholders’ Agreement relating to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (formerly known as Cyber One Agents Limited) (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.36	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No. 2 (Philippines) Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.37	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document
4.38	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No. 2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.39	Purchase Agreement, dated November 16, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited as specified therein and Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, BOCI Asia Limited, Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Merrill Lynch International and UBS AG, Hong Kong Branch as initial purchasers (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.40	Acquisition Agreement, dated December 7, 2012, among Interpharma Holdings & Management Corporation, Pharma Industries Holdings Limited, MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.41	Purchase Agreement, dated January 29, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited as specified therein and Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Citigroup Global Markets Inc. and Merrill Lynch International as initial purchasers (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.42	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No. 2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.43	Sixth Amendment Agreement in Respect of the Senior Facilities Agreement, dated April 5, 2013, between Melco Crown Macau and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.44 *	Amendment No. 2 to the Shareholders’ Agreement relating to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), dated May 17, 2013, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (formerly known as Cyber One Agents Limited)

4.45 *	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, among Melco Crown (Macau) Limited, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent

8.1 *	List of Subsidiaries

12.1 *	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 *	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 *	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2 *	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 *	Consent of Walkers

15.2 *	Consent of Deloitte Touche Tohmatsu

101.INS *	XBRL Instance Document

101.SCH *	XBRL Taxonomy Extension Schema Document

101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB *	XBRL Taxonomy Extension Label Linkbase Document

101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO CROWN ENTERTAINMENT LIMITED

By:	/s/ Lawrence Yau Lung Ho
	Name:	Lawrence Yau Lung Ho
	Title:	Co-Chairman and Chief Executive Officer

Date: April 15, 2014

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association adopted on May 23, 2012 (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-3 (File No. 333-178215), filed with the SEC on May 23, 2012)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among our Company (formerly known as Melco PBL Holdings Limited), Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Deed of Variation and Amendment dated July 27, 2007 between our Company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our Company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8	Form of Post-IPO Shareholders’ Agreement among our Company (formerly known as Melco PBL Holdings Limited), Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Registration Rights Agreement among our Company (formerly known as Melco PBL Holdings Limited), Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document
2.11	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent(incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.15	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.16	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.17	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.18	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document
2.19 *	Notes Facility and Security Agreement, dated December 19, 2013, among MCE Leisure Philippines as issuer of the Philippine Notes, MCP and certain of its subsidiaries from time to time as guarantors and pledgers thereto, various financial institutions as holders of the Philippine Notes, Australia and New Zealand Banking Group Limited and Deutsche Bank AG, Manila Branch as joint lead managers and Philippine National Bank — Trust Banking Group as facility agent, registrar, paying agent and security trustee

2.20 *	Guaranty, dated January 24, 2014 by our Company in favor of Philippine National Bank — Trust Banking Group as facility agent on behalf of itself and the holders of Philippine Notes

2.21 *	Loan Agreement dated December 23, 2013, among MCE (Philippines) Investments Limited as lender, MCE Leisure Philippines as borrower and MCP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$ 340 million.

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, between Melco PBL Gaming (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

Exhibit Number	Description of Document
4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated October 8, 2009, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown (COD) Developments Limited (formerly known as Melco PBL (COD) Developments Limited and Melco Hotel and Resorts (Macau) Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Crown Macau (formerly known as Melco PBL Gaming) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document
4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments Limited dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco Crown Macau (formerly known as Melco PBL Gaming) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document
4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.32	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.33	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.34	2011 Share Incentive Plan, adopted by EGM on October 6, 2011 (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.35	Amendment No. 1 to the Shareholders’ Agreement relating to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (formerly known as Cyber One Agents Limited) (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.36	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No. 2 (Philippines) Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.37	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document
4.38	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No.2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.39	Purchase Agreement, dated November 16, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited as specified therein and Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, BOCI Asia Limited, Citigroup Global Markets Inc., Crédit Agricole Corporate and Investment Bank, Merrill Lynch International and UBS AG, Hong Kong Branch as initial purchasers (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2012
(File No. 001-33178), filed with the SEC on April 18, 2013)

4.40	Acquisition Agreement, dated December 7, 2012, among Interpharma Holdings & Management Corporation, Pharma Industries Holdings Limited, MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.41	Purchase Agreement, dated January 29, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited as specified therein and Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Citigroup Global Markets Inc. and Merrill Lynch International as initial purchasers (incorporated by reference to Exhibit 4.41 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.42	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No. 2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.43	Sixth Amendment Agreement in Respect of the Senior Facilities Agreement, dated April 5, 2013, between Melco Crown Macau and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.44*	Amendment No. 2 to the Shareholders’ Agreement relating to Studio City International Holdings Limited (formerly known as Cyber One Agents Limited), dated May 17, 2013, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (formerly known as Cyber One Agents Limited)

4.45*	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, among Melco Crown (Macau) Limited, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent

8.1 *	List of Subsidiaries

12.1 *	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2 *	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1 *	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2 *	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 *	Consent of Walkers

15.2 *	Consent of Deloitte Touche Tohmatsu

101.INS *	XBRL Instance Document

101.SCH *	XBRL Taxonomy Extension Schema Document

101.CAL *	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF *	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB *	XBRL Taxonomy Extension Label Linkbase Document

101.PRE *	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 AND 2011

Page

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2013 and 2012	F-4

Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011	F-8

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2013, 2012 and 2011	F-9

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011	F-10

Notes to Consolidated Financial Statements for the years ended December 31, 2013, 2012 and 2011	F-12

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statement as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011	F-79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 26, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2013 of the Company and our report dated March 26, 2014 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 26, 2014

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,381,757	$1,709,209
Bank deposits with original maturity over three months	626,940	—
Restricted cash (Note 12)	770,294	672,981
Accounts receivable, net (Note 3)	287,880	320,929
Amounts due from affiliated companies (Note 23(a))	23	1,322
Income tax receivable	18	266
Inventories	18,169	16,576
Prepaid expenses and other current assets	54,898	27,743
Assets held for sale (Note 4)	8,468	—

Total current assets	3,148,447	2,749,026

PROPERTY AND EQUIPMENT, NET (Note 5)	3,308,846	2,684,094

GAMING SUBCONCESSION, NET (Note 6)	485,031	542,268

INTANGIBLE ASSETS, NET (Note 7)	4,220	4,220

GOODWILL (Note 7)	81,915	81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 8)	345,667	88,241

RESTRICTED CASH (Note 12)	373,371	741,683

DEFERRED TAX ASSETS (Note 17)	93	105

DEFERRED FINANCING COSTS	114,431	65,930

LAND USE RIGHTS, NET (Note 9)	951,618	989,984

TOTAL ASSETS	$8,813,639	$7,947,466

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable (Note 10)	$9,825	$13,745
Accrued expenses and other current liabilities (Note 11)	928,751	850,841
Income tax payable	6,584	1,191
Capital lease obligations, due within one year (Note 13)	27,265	—
Current portion of long-term debt (Note 12)	262,566	854,940
Amounts due to affiliated companies (Note 23(b))	2,900	949
Amount due to a shareholder (Note 23(c))	79	—

Total current liabilities	1,237,970	1,721,666

LONG-TERM DEBT (Note 12)	2,270,894	2,339,924

OTHER LONG-TERM LIABILITIES (Note 14)	28,492	7,412

DEFERRED TAX LIABILITIES (Note 17)	62,806	66,350

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 13)	253,029	—

LAND USE RIGHTS PAYABLE (Note 22(c))	35,466	71,358

COMMITMENTS AND CONTINGENCIES (Note 22)

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2013	2012
SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of December 31, 2013 and 2012 and issued – 1,666,633,448 and 1,658,059,295 shares as of December 31, 2013 and 2012, respectively (Note 16))	$16,667	$16,581
Treasury shares, at cost (16,222,246 and 11,267,038 shares as of December 31, 2013 and 2012, respectively (Note 16))	(5,960)	(113)
Additional paid-in capital	3,479,399	3,235,835
Accumulated other comprehensive losses	(15,592)	(1,057)
Retained earnings	772,156	134,693

Total Melco Crown Entertainment Limited shareholders’ equity	4,246,670	3,385,939
Noncontrolling interests	678,312	354,817

Total equity	4,924,982	3,740,756

TOTAL LIABILITIES AND EQUITY	$8,813,639	$7,947,466

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2013	2012	2011
OPERATING REVENUES
Casino	$4,941,487	$3,934,761	$3,679,423
Rooms	127,661	118,059	103,009
Food and beverage	78,880	72,718	61,840
Entertainment, retail and others	103,739	90,789	86,167

Gross revenues	5,251,767	4,216,327	3,930,439
Less: promotional allowances	(164,589)	(138,314)	(99,592)

Net revenues	5,087,178	4,078,013	3,830,847

OPERATING COSTS AND EXPENSES
Casino	(3,452,736)	(2,834,762)	(2,698,981)
Rooms	(12,511)	(14,697)	(18,247)
Food and beverage	(29,114)	(27,531)	(34,194)
Entertainment, retail and others	(64,212)	(62,816)	(58,404)
General and administrative	(255,780)	(226,980)	(220,224)
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,271)	(59,911)	(34,401)
Depreciation and amortization	(261,298)	(261,449)	(259,224)
Property charges and others	(6,884)	(8,654)	(1,025)

Total operating costs and expenses	(4,247,354)	(3,570,921)	(3,385,737)

OPERATING INCOME	839,824	507,092	445,110

NON-OPERATING INCOME (EXPENSES)
Interest income	7,660	10,958	4,131
Interest expenses, net of capitalized interest	(152,660)	(109,611)	(113,806)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses (Note 12)	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	363	3,947
Amortization of deferred financing costs	(18,159)	(13,272)	(14,203)
Loan commitment fees	(25,643)	(1,324)	(1,411)
Foreign exchange (loss) gain, net	(10,756)	4,685	(1,771)
Other income, net	1,661	115	3,664
Listing expenses	—	—	(8,950)
Loss on extinguishment of debt (Note 12)	(50,935)	—	(25,193)
Costs associated with debt modification (Note 12)	(10,538)	(3,277)	—

Total non-operating expenses, net	(259,370)	(111,363)	(157,902)

INCOME BEFORE INCOME TAX	580,454	395,729	287,208
INCOME TAX (EXPENSE) CREDIT (Note 17)	(2,441)	2,943	1,636

NET INCOME	578,013	398,672	288,844
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	59,450	18,531	5,812

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$637,463	$417,203	$294,656

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2013	2012	2011
NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.386	$0.254	$0.184

Diluted	$0.383	$0.252	$0.182

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,649,678,643	1,645,346,902	1,604,213,324

Diluted	1,664,198,091	1,658,262,996	1,616,854,682

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
Net income	$578,013	$398,672	$288,844
Other comprehensive (loss) income:
Foreign currency translation adjustment	(23,399)	16	(149)
Change in fair value of interest rate swap agreements	—	—	6,111
Change in fair value of forward exchange rate contracts	—	99	39
Reclassification to earnings upon discontinuance of hedge accounting (Note 12)	—	—	4,310
Reclassification to earnings upon settlement of forward exchange rate contracts	—	(138)	—

Other comprehensive (loss) income	(23,399)	(23)	10,311

Total comprehensive income	554,614	398,649	299,155
Comprehensive loss attributable to noncontrolling interests	68,314	18,540	5,812

Comprehensive income attributable to Melco Crown Entertainment Limited	$622,928	$417,189	$304,967

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders’ Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount
			(Note)
BALANCE AT JANUARY 1, 2011	1,605,658,111	$16,056	(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$—	$2,523,191

Net income for the year	—	—	—	—	—	—	294,656	(5,812)	288,844
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	—	39
Reclassification to earnings upon discontinuance of hedge accounting (Note 12)	—	—	—	—	—	4,310	—	—	4,310
Acquisition of assets and liabilities (Note 25(b))	—	—	—	—	—	—	—	237,309	237,309
Share-based compensation (Note 18)	—	—	—	—	8,624	—	—	—	8,624
Shares issued upon restricted shares vested (Note 16)	310,575	3	—	—	(3)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	6,920,386	69	(6,920,386)	(69)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	941,648	9	(9)	—	—	—	—
Exercise of share options (Note 16)	—	—	3,835,596	38	3,912	—	—	—	3,950
Issuance of shares for conversion of shareholders’ loans (Note 16)	40,211,930	403	—	—	115,020	—	—	—	115,423

BALANCE AT DECEMBER 31, 2011	1,653,101,002	16,531	(10,552,328)	(106)	3,223,274	(1,034)	(282,510)	231,497	3,187,652

Net income for the year	—	—	—	—	—	—	417,203	(18,531)	398,672
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	140,000	140,000
Foreign currency translation adjustment	—	—	—	—	—	16	—	(9)	7
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	—	(138)
Acquisition of assets and liabilities (Note 25(a))	—	—	—	—	—	—	—	1,860	1,860
Share-based compensation (Note 18)	—	—	—	—	8,973	—	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	4,958,293	50	(4,958,293)	(50)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,276,634	13	(13)	—	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—	—
Exercise of share options (Note 16)	—	—	2,966,955	30	3,601	—	—	—	3,631

BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	354,817	3,740,756

Net income for the year	—	—	—	—	—	—	637,463	(59,450)	578,013
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	280,000	280,000
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(8,864)	(23,399)
Share-based compensation (Note 18)	—	—	—	—	14,119	—	—	883	15,002
Shares purchased under trust arrangement for future vesting of restricted shares (Note 16)	—	—	(1,121,838)	(8,770)	—	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 16)	—	—	378,579	2,965	(2,965)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	8,574,153	86	(8,574,153)	(86)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,297,902	13	(13)	—	—	—	—
Exercise of share options (Note 16)	—	—	3,064,302	31	4,888	—	—	—	4,919
Change in shareholding of the Philippines subsidiaries (Note 26)	—	—	—	—	227,535	—	—	110,926	338,461

BALANCE AT DECEMBER 31, 2013	1,666,633,448	$16,667	(16,222,246)	$(5,960)	$3,479,399	$(15,592)	$772,156	$678,312	$4,924,982

Note:	The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan.

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$578,013	$398,672	$288,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	382,806	378,597	350,862
Amortization of deferred financing costs	18,159	13,272	14,203
Amortization of deferred interest expense	756	2,138	1,142
Amortization of discount on senior notes payable	71	801	723
Excess payment on acquisition of assets and liabilities	—	5,747	—
Interest accretion on capital lease obligations	16,063	—	—
Loss on disposal of property and equipment	2,483	887	426
Allowance for doubtful debts and direct write off	44,299	28,416	37,803
Written off contract acquisition costs	1,582	—	—
Loss on extinguishment of debt	50,935	—	25,193
Written off deferred financing costs on modification of debt	10,538	—	—
Share-based compensation	14,987	8,973	8,624
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	4,310
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	—	(138)	—
Change in fair value of interest rate swap agreements	—	(363)	(3,947)
Changes in operating assets and liabilities:
Accounts receivable	(15,261)	(42,367)	(69,741)
Amounts due from affiliated companies	1,299	524	(318)
Amount due from a shareholder	—	6	—
Income tax receivable	—	—	265
Inventories	(1,593)	(1,318)	(268)
Prepaid expenses and other current assets	(25,974)	(3,716)	(9,359)
Long-term prepayments, deposits and other assets	(1,197)	(2,679)	379
Deferred tax assets	12	(81)	1
Accounts payable	(3,920)	1,722	3,143
Accrued expenses and other current liabilities	71,527	164,886	94,182
Income tax payable	5,640	(313)	238
Amounts due to affiliated companies	2,164	(564)	412
Amounts due to shareholders	79	—	(267)
Other long-term liabilities	2,010	809	777
Deferred tax liabilities	(3,544)	(3,678)	(2,967)

Net cash provided by operating activities	1,151,934	950,233	744,660

CASH FLOWS FROM INVESTING ACTIVITIES
Change in bank deposits with original maturity over three months	(626,940)	—	—
Payment for capitalized construction costs	(496,915)	(79,211)	(18,764)
Advance payments for construction costs	(161,633)	—	—
Payment for acquisition of property and equipment	(78,250)	(141,269)	(71,504)
Payment for land use rights	(64,297)	(53,830)	(15,271)
Payment for contract acquisition costs	(27,722)	—	—
Deposits for acquisition of property and equipment	(17,198)	(7,708)	(3,962)
Payment for security deposit	(4,293)	—	—
Payment for entertainment production costs	(2,064)	(1,788)	(70)
Net payment for acquisition of assets and liabilities	—	(5,315)	(290,058)
Proceeds from sale of property and equipment	343	422	233
Proceeds from deposits on sale of assets held for sale	1,285	—	—
Changes in restricted cash	268,414	(1,047,019)	(185,992)

Net cash used in investing activities	$(1,209,270)	$(1,335,718)	$(585,388)

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	$(1,667,969)	$(2,755)	$(117,076)
Payment of deferred financing costs	(129,133)	(30,297)	(36,135)
Prepayment of deferred financing costs	(56,535)	(18,812)	—
Deferred payment for acquisition of assets and liabilities	(25,000)	(25,000)	—
Purchase of shares under trust arrangement for future vesting of restricted shares	(8,770)	—	—
Principal payments on capital lease obligations	(38)	—	—
Proceeds from exercise of share options	4,017	3,599	4,565
Capital contribution from noncontrolling interests	280,000	140,000	—
Net proceeds from issuance of shares of a subsidiary	338,461	—	—
Proceeds from long-term debt	1,000,000	868,000	706,556

Net cash (used in) provided by financing activities	(264,967)	934,735	557,910

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(5,149)	1,935	(1,081)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(327,452)	551,185	716,101
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,709,209	1,158,024	441,923

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,381,757	$1,709,209	$1,158,024

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(127,807)	$(102,015)	$(111,656)
Cash paid for tax (net of refunds)	$(333)	$(1,129)	$(827)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Costs of property and equipment funded through capital lease obligations	$288,535	$—	$—
Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	$15,744	$10,967	$6,641
Costs of property and equipment funded through amounts due to affiliated companies	$215	$428	$52
Construction costs funded through accrued expenses and other current liabilities and other long-term liabilities	$87,611	$49,508	$7,989
Land use rights costs funded through accrued expenses and other current liabilities and land use rights payable	$14,608	$69,057	$—
Deferred financing costs funded through accrued expenses and other current liabilities	$4,522	$7,080	$778
Entertainment production costs funded through accrued expenses and other current liabilities	$448	$15	$—
Acquisition of assets and liabilities funded through accrued expenses and other current liabilities and other long-term liabilities	$—	$—	$48,473
Settlement of shareholders’ loans through issuance of shares	$—	$—	$115,442

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands on December 17, 2004 and completed an initial public offering of its ordinary shares in the United States of America in December 2006. The Company’s American depository shares (“ADS”) are traded on the NASDAQ Global Select Market under the symbol “MPEL”. On December 7, 2011, the Company completed a dual primary listing in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and listed its ordinary shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) by way of introduction, under the stock code of “6883”.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer and owner of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on the Philippines Stock Exchange under the stock code of “MCP” together with MCP’s subsidiaries (collectively referred to as the “MCP Group”), has been cooperating with certain Philippine Parties as defined in Note 21(a) to develop and operate the Philippines Project which was subsequently branded as City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

As of December 31, 2013 and 2012, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (formerly known as Crown Limited, or “Crown”), an Australian-listed corporation.

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

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expected those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2013 comprises of i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which was frozen by the Taiwanese authorities in January 2013 for investigation of certain alleged violations of Taiwan banking laws by certain employees of the Taiwan branch office; and iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) as disclosed in Note 21(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”). The restricted cash for proceeds on the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) deposited into a bank account for securing a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) was released upon prepayment in full of the Deposit-Linked Loan by the Group on March 4, 2013 as disclosed in Note 12.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2013 and 2012, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts Receivable and Credit Risk - continued

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2013 and 2012, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

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

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 25 years or over the term of the land use right agreement or lease agreement, whichever is shorter
Aircraft	10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Motor vehicles	5 years
Plant and gaming machinery	3 to 5 years

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on loans from shareholders, the Group’s senior secured credit facility as entered into on September 5, 2007 (the “City of Dreams Project Facility”), interest rate swap agreements, $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”), the RMB Bonds, the Deposit-Linked Loan, the City of Dreams Project Facility amended on June 30, 2011 (the “2011 Credit Facilities”), $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”), the Studio City Notes, the land premium payables for the land use rights where City of Dreams and Studio City are located and the capital lease obligations. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $183,647, $120,021 and $116,963, of which $30,987, $10,410 and $3,157 were capitalized for the years ended December 31, 2013, 2012 and 2011, respectively. No amortization of deferred financing costs were capitalized during the years ended December 31, 2013, 2012 and 2011.

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown (Macau) Limited (“Melco Crown Macau”), an indirect subsidiary of the Company, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

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

The Group evaluates the recoverability of long-lived assets with finite lives based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Impairment of Long-Lived Assets (Other Than Goodwill) - continued

held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Group recognizes the assets at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Group evaluates their recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Approximately $18,159, $13,272 and $14,203 were amortized during the years ended December 31, 2013, 2012 and 2011, respectively.

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

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2013, 2012 and 2011 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2013	2012	2011
Rooms	$19,828	$16,819	$12,696
Food and beverage	43,838	39,014	28,653
Entertainment, retail and others	8,301	7,238	6,510

	$71,967	$63,071	$47,859

(p)	Point-loyalty Programs

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

(q)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue in Macau. These gaming taxes are determined from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,479,958, $2,024,697 and $1,948,652 for the years ended December 31, 2013, 2012 and 2011, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group incurred pre-opening costs in connection with City of Dreams Manila and Studio City since its acquisition by the Group in December 2012 and

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Pre-opening Costs - continued

July 2011, respectively, as disclosed in Note 25, and continues to incur such costs related to City of Dreams Manila, Studio City and other one-off activities related to the marketing of new facilities and operations.

(s)	Development Costs

Development costs include costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(t)	Advertising Expenses

The Group expenses all advertising costs as incurred. Advertising costs incurred during development periods are included in pre-opening costs. Once a project is completed, advertising costs are mainly included in general and administrative expenses. Total advertising costs were $37,481, $37,096 and $31,556 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

The Group issued restricted shares and share options under its share incentive plans during the years ended December 31, 2013, 2012 and 2011. During the year ended December 31, 2013, the Company’s subsidiary, MCP, adopted a share incentive plan (the “MCP Share Incentive Plan”) and issued restricted shares and share options of MCP.

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant, with such estimate updated periodically and with actual forfeitures recognized currently to the extent they differ from the estimate.

Further information on the Group’s share-based compensation arrangements is included in Note 18.

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

(x)	Net Income Attributable to Melco Crown Entertainment Limited Per Share

Basic net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Crown Entertainment Limited per share is calculated by dividing the net income attributable to Melco Crown Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2013	2012	2011
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,649,678,643	1,645,346,902	1,604,213,324

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	14,519,448	12,916,094	12,641,358

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,664,198,091	1,658,262,996	1,616,854,682

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Net Income Attributable to Melco Crown Entertainment Limited Per Share - continued

During the years ended December 31, 2013, 2012 and 2011, nil, 1,901,136 and 5,547,036 outstanding share options as at December 31, 2013, 2012 and 2011, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

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

All outstanding interest rate swap agreements and forward exchange rate contracts expired during the year ended December 31, 2012. Further information on the Group’s interest rate swap agreements and forward exchange rate contracts are included in Note 12.

(z)	Comprehensive Income and Accumulated Other Comprehensive Losses

Comprehensive income includes net income, foreign currency translation adjustments, change in the fair value of interest rate swap agreements, change in fair value of forward exchange rate contracts and reclassification to earnings upon settlement of forward exchange rate contracts and is reported in the consolidated statements of comprehensive income. On June 30, 2011, the Group amended the City of Dreams Project Facility and the accumulated losses of interest rate swap agreements were reclassified to earnings as the interest rate swap agreements no longer qualified for hedge accounting immediately after the amendment of the City of Dreams Project Facility. Further information on the amendment of the City of Dreams Project Facility is included in Note 12.

As of December 31, 2013 and 2012, the Group’s accumulated other comprehensive losses represented foreign currency translation adjustments.

(aa)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In July 2012, the Financial Accounting Standards Board (“FASB”) issued amended accounting guidance to simplify testing indefinite-lived intangible assets, other than goodwill, for impairment. The amended guidance allows companies to perform a qualitative assessment to determine whether further

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements: - continued

impairment testing of indefinite-lived intangible assets is necessary. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is “more-likely-than-not” that the asset is impaired. The adoption of this amended standard was effective for the Group as of January 1, 2013 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In February 2013, the FASB issued authoritative guidance on the reporting of reclassifications out of accumulated other comprehensive income. The guidance requires an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income if the amount is reclassified to net income in its entirety in the same reporting period. The adoption of this guidance was effective for the Group as of January 1, 2013 and did not have a material effect on the Group’s consolidated financial results or disclosures.

Recent Accounting Pronouncements Not Yet Adopted:

In February 2013, the FASB issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments in this Accounting Standards Updates should be applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements within the scope that exist at the beginning of an entity’s fiscal year of adoption. An entity may elect to use hindsight for the comparative periods (if it changed its accounting as a result of adopting the amendments in this pronouncement) and should disclose that fact. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The amendments are effective for interim and

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to derecognition events occurring after the effective date. Prior periods should not be adjusted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The amendments are effective for interim and fiscal years beginning after December 15, 2013, with early adoption permitted. The amendments should be applied prospectively to all unrecognized tax benefits that exist at the effective date. Retrospective application is permitted. The adoption of this amended guidance is not expected to have a material impact on the Group’s consolidated financial results or disclosures.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2013	2012
Casino	$423,963	$426,796
Hotel	1,353	2,390
Other	5,898	5,007

Sub-total	$431,214	$434,193
Less: allowance for doubtful debts	(143,334)	(113,264)

	$287,880	$320,929

During the years ended December 31, 2013, 2012 and 2011, the Group has provided allowance for doubtful debts of $43,750, $26,566 and $36,871 and has directly written off accounts receivable of $549, $1,850 and $932, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET - continued

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2013	2012	2011
At beginning of year	$113,264	$86,775	$41,490
Additional allowance, net of recoveries	43,750	26,566	36,871
Reclassified (to) from long-term receivables, net	(13,680)	(77)	8,414

At end of year	$143,334	$113,264	$86,775

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

	December 31,
	2013	2012
Current	$187,377	$227,534
1-30 days	57,727	51,207
31-60 days	11,607	9,842
61-90 days	11,878	1,941
Over 90 days	19,291	30,405

	$287,880	$320,929

4.	ASSETS HELD FOR SALE

On November 20, 2013, one of the Group’s subsidiaries entered into a promissory agreement with a third party for planned disposal of its properties in Macau for a total consideration of HK$240,000,000 (equivalent to $30,848) and a cash deposit of HK$10,000,000 (equivalent to $1,285) was received by the Group on the same date. The sale of the properties was completed on February 18, 2014, further details is disclosed in Note 27(c). As of December 31, 2013, the total net carrying value of the properties held for sale amounted to $8,468.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2013	2012
Cost
Buildings	$2,693,753	$2,439,083
Furniture, fixtures and equipment	449,732	430,941
Leasehold improvements	265,808	232,526
Plant and gaming machinery	162,763	153,660
Aircraft	54,632	54,632
Motor vehicles	10,055	7,629
Construction in progress	868,828	338,812

Sub-total	$4,505,571	$3,657,283
Less: accumulated depreciation	(1,196,725)	(973,189)

Property and equipment, net	$3,308,846	$2,684,094

As of December 31, 2013 and 2012, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest paid or payable on loans from shareholders, the City of Dreams Project Facility, interest rate swap agreements, RMB Bonds, 2011 Credit Facilities, Studio City Notes and the land premium payable for the land use right and capital lease obligations, amortization of deferred financing costs and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which amounted to $102,246 and $44,824, respectively.

During the years ended December 31, 2013, 2012 and 2011, additions to property and equipment amounted to $912,355, $283,998 and $236,555, respectively and disposals of property and equipment at carrying amount were $2,822, $1,310 and $655, respectively.

Buildings and furniture, fixtures and equipment with net book values amounted to $288,978 and $997, respectively, were held under capital lease as of December 31, 2013. No buildings or furniture, fixtures and equipment were held under capital lease as of December 31, 2012. Further information of the lease arrangement is included in Note 13.

6.	GAMING SUBCONCESSION, NET

	December 31,
	2013	2012
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(414,969)	(357,732)

Gaming subconcession, net	$485,031	$542,268

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2014 through 2021, and approximately $27,135 in 2022.

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

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2013, 2012 and 2011.

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2013	2012
Entertainment production costs	$72,853	$70,356
Less: accumulated amortization	(26,416)	(16,603)

Entertainment production costs, net	$46,437	$53,753
Advance payments for construction costs	161,633	—
Prepayment of deferred financing costs	79,906	19,450
Deposits and other	51,441	12,655
Long-term receivables, net	6,250	2,383

Long-term prepayments, deposits and other assets	$345,667	$88,241

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

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS - continued

Advance payments for construction costs are connected with the construction and fit-out cost for Studio City and City of Dreams Manila and are not expected to be settled to the Group within the next financial year.

Long-term receivables, net, represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $20,321 and $6,641 as of December 31, 2013 and 2012, respectively. During the year ended December 31, 2013, long-term receivables of $868 and allowance for doubtful debts of $868 were reclassified to current; and current accounts receivable of $18,559 and allowance for doubtful debts of $14,548 were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

9.	LAND USE RIGHTS, NET

	December 31,
	2013	2012
Altira Macau — Medium-term lease (“Taipa Land”)	$146,434	$143,985
City of Dreams — Medium-term lease (“Cotai Land”)	399,578	376,122
Studio City — Medium-term lease (“Studio City Land”)	653,564	653,564

	$1,199,576	$1,173,671
Less: accumulated amortization	(247,958)	(183,687)

Land use rights, net	$951,618	$989,984

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively.

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited’s (“Altira Developments”), an indirect subsidiary of the Company, acceptance of the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land. On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal, and accepted the terms of such proposal on July 16, 2013. The land grant amendment process was completed with the publication in the Macau official gazette of such revision on December 18, 2013. Further details on the revised land amendment for Taipa Land is disclosed in Note 22(c).

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited’s (“Melco Crown (COD) Developments”), an indirect subsidiary of the Company and Melco Crown Macau’s acceptance of the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011. Such amendment proposal contemplating the development of an additional five-star hotel areas in replacement of the four-star apartment hotel areas currently contemplated in such land grant, and the extension of the development period of the City of Dreams land grant until the date falling four years after publication of the amendment

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET - continued

in the Macau official gazette. In October 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Cotai Land. On October 16, 2013, Melco Crown (COD) Developments paid a portion of the additional land premium of approximately $8,736 set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process for Cotai Land was subsequently completed following the publication in the Macau official gazette of such revision on January 29, 2014. Further details on the proposed land amendment for Cotai Land is disclosed in Note 22(c).

The Studio City Land was acquired upon acquisition of assets and liabilities as disclosed in Note 25(b). The cost of Studio City Land was recognized in accordance with proposed amendment terms of the land concession contract issued by the Macau Government and accepted by Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of the Company, in November 2006. In June 2012, the Group recognized an additional land premium upon Studio City Developments’ acceptance of the final amendment proposal issued by the Macau Government, which was completed with the publication in the Macau official gazette of such proposed amendment on July 25, 2012. Such amendment reflected an increase in the gross floor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. Further details on the final amendment for Studio City Land is disclosed in Note 22(c).

10.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2013	2012
Within 30 days	$8,429	$10,786
31-60 days	341	1,157
61-90 days	478	1,289
Over 90 days	577	513

	$9,825	$13,745

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2013	2012
Construction costs payable	$69,057	$61,350
Customer deposits and ticket sales	80,421	72,141
Gaming tax accruals	238,920	197,577
Interest expenses payable	30,529	20,254
Land use rights payable	50,500	53,000
Operating expense and other accruals and liabilities	166,504	119,584
Other gaming related accruals	29,157	24,524
Outstanding gaming chips and tokens	263,663	278,167
Payables for acquisition of assets and liabilities (Note 25(b))	—	24,244

	$928,751	$850,841

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2013	2012
2013 Senior Notes	$1,000,000	$—
Studio City Notes	825,000	825,000
2011 Credit Facilities	673,883	1,014,729
Aircraft Term Loan	34,577	40,245
2010 Senior Notes(1)	—	593,967
RMB Bonds	—	367,645
Deposit-Linked Loan	—	353,278

	$2,533,460	$3,194,864
Current portion of long-term debt	(262,566)	(854,940)

	$2,270,894	$2,339,924

City of Dreams Project Facility

On September 5, 2007, Melco Crown Macau (the “Borrower”) entered into the City of Dreams Project Facility, which was subsequently amended from time to time, with certain lenders in an aggregate amount of $1,750,000 to fund the City of Dreams project. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”). The Term Loan Facility would have matured on September 5, 2014 and was subject to quarterly amortization payments that commenced on December 5, 2010. The Revolving Credit Facility would have matured on September 5, 2012 or, if earlier, the date of repayment, prepayment or cancellation in full of the Term Loan Facility, and had no interim amortization payments. In addition, the Borrower was also subject to quarterly mandatory prepayments in respect of various amounts within certain affiliates and subsidiaries of the Borrower (together with the Borrower collectively referred to as the “Borrowing Group”) under the terms of the City of Dreams Project Facility.

Drawdowns on the Term Loan Facility were subject to satisfaction of conditions precedent specified in the City of Dreams Project Facility and the Revolving Credit Facility was to be made available on a fully revolving basis from the date upon which the Term Loan Facility had been fully drawn, to the date that was one month prior to the Revolving Credit Facility’s final maturity date.

The indebtedness under the City of Dreams Project Facility was guaranteed by the Borrowing Group and security for the indebtedness included a first-priority mortgage, security and charges over certain assets and items of the Borrowing Group as well as other customary security in accordance with the terms of the City of Dreams Project Facility. The City of Dreams Project Facility also contained certain covenants customary for such financings and required the Borrowing Group to comply with certain financial covenants. In addition, there were provisions that limited or prohibited payments of certain dividends and other distributions by the Borrowing Group to the Company or persons who are not members of the Borrowing Group (described in further detail in Note 20).

Borrowings under the City of Dreams Project Facility bore interest at the London Interbank Offered Rate (“LIBOR”) or Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin of 2.75% per annum until substantial completion of the City of Dreams project, at which time the interest rate was reduced to LIBOR

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

City of Dreams Project Facility - continued

or HIBOR plus a margin of 2.50% per annum. The City of Dreams Project Facility also provided for further reductions in the margin if the Borrowing Group satisfied certain prescribed leverage ratio tests upon completion of the City of Dreams project.

The Borrower was obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the City of Dreams Project Facility throughout the availability period. The Borrower recognized loan commitment fees on the City of Dreams Project Facility of $461 during the year ended December 31, 2011.

In connection with the signing of the City of Dreams Project Facility, Melco Crown Macau entered into certain floating-for-fixed interest rate swap agreements during the years 2008 and 2009 to limit its exposure to interest rate risk. All these interest rate swap agreements expired during the years 2011 and 2012. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 4.74% per annum of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. Before the amendment of the City of Dreams Project Facility on June 30, 2011 as disclosed below, these interest rate swap agreements were expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there was no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments were recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive loss until the hedged interest expenses were recognized in the consolidated statements of operations. Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting. Accordingly, the Group reclassified the accumulated losses of $4,310 recognized in accumulated other comprehensive losses prior to the discontinuance of hedge accounting to the consolidated statements of operations for the year ended December 31, 2011. The subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations during the years 2011 and 2012.

During the year ended December 31, 2011, the Borrower repaid $89,158 and prepaid $20,896 of the Term Loan Facility, according to the quarterly amortization payments and the quarterly mandatory prepayments, respectively, and the Borrower also made voluntary repayments of $7,022 before the amendment to the City of Dreams Project Facility on June 30, 2011 as described below.

2011 Credit Facilities

On June 30, 2011, the City of Dreams Project Facility was amended pursuant to an amendment agreement entered into by, among others, the Borrower and certain lenders under the City of Dreams Project Facility on June 22, 2011. The 2011 Credit Facilities, which was subsequently amended from time to time, among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which are denominated in Hong Kong dollars; (ii) introduced new lenders and remove certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the Borrowing Group (the “2011 Borrowing Group”).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

The final maturity date of the 2011 Credit Facilities is June 30, 2016. The 2011 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule which commenced on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2011 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group (subject to certain exceptions); (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $15,000; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $15,000.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility is to be made available on a fully revolving basis to the date that is one month prior to the 2011 Revolving Credit Facility’s final maturity date.

The indebtedness under the 2011 Credit Facilities is guaranteed by the 2011 Borrowing Group. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which are not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

The 2011 Credit Facilities also contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except in accordance with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

Management believes that the 2011 Borrowing Group was in compliance with all financial covenants of the 2011 Credit Facilities as of December 31, 2013.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail in Note 20). As of December 31, 2013 and 2012, the net assets of the 2011 Borrowing Group of approximately $3,220,000 and $2,382,000, respectively, were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $2,453, $1,324 and $950 were recognized during the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2012, the 2011 Term Loan Facility has been fully drawn down and HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility has also been drawn down. During the year ended December 31, 2013, the Group repaid HK$998,630,400 (equivalent to $128,358) under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013 and repaid HK$1,653,154,570 (equivalent to $212,488) under the 2011 Revolving Credit Facility. As of December 31, 2013, the Group had total outstanding borrowings of HK$5,242,809,600 (equivalent to $673,883) under the 2011 Credit Facilities. The entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown.

The Group accounted for the amendment of the City of Dreams Project Facility as an extinguishment of debt because the difference between the applicable future cash flows under the 2011 Credit Facilities compared with the applicable future cash flows under the City of Dreams Project Facility as of the amendment date, June 30, 2011 was in excess of 10% of such applicable future cash flows. The Group wrote off the unamortized deferred financing costs of $25,193 upon the extinguishment of the City of Dreams Project Facility as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2011 and the 2011 Credit Facilities was recognized at fair value upon the extinguishment. In addition, the Group capitalized the third party fees and related issuance costs in relation to the 2011 Credit Facilities of $29,328 as deferred financing costs.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”, a wholly-owned subsidiary of the Company) issued and listed the 2010 Senior Notes of $600,000 on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2010 Senior Notes - continued

payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes were effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. The Company and MPEL International Limited (together, the “Senior Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior secured basis. Certain other indirect subsidiaries of MCE Finance (the “Subsidiary Group Guarantors”), including Melco Crown Macau (together with the Senior Guarantors, the “2010 Senior Notes Guarantors”), fully and unconditionally and jointly and severally guaranteed the 2010 Senior Notes on a senior subordinated secured basis. The guarantees provided by the Senior Guarantors were general obligations of the Senior Guarantors, ranked equally in right of payment with all existing and future senior indebtedness of the Senior Guarantors and ranked senior in right of payment to any existing and future subordinated indebtedness of the Senior Guarantors. The guarantees provided by the Subsidiary Group Guarantors are general obligations of the Subsidiary Group Guarantors, ranked subordinated in right of payment to indebtedness of such Subsidiary Group Guarantors’ obligations under the designated senior indebtedness described in the related offering memorandum and ranked senior in right of payment to any existing and future subordinated indebtedness of such Subsidiary Group Guarantors. Upon entering of the 2011 Credit Facilities, the guarantees provided under the 2010 Senior Notes were amended with the principal effect being that claims of noteholders under the 2010 Senior Notes against subsidiaries of MCE Finance that are obligors under the 2011 Credit Facilities would rank equally in right of payment with claims of lenders under the 2011 Credit Facilities. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

The net proceeds from the offering after deducting the original issue discount of approximately $7,974 and underwriting commissions and other expenses of approximately $14,960 was approximately $577,066. The Group used the net proceeds from the offering to reduce the indebtedness under the City of Dreams Project Facility by approximately $444,066 and deposited the remaining $133,000 in a bank account that was restricted for use to pay future City of Dreams Project Facility’s quarterly amortization payments commenced in December 2010. The restriction was released upon the amendment of the City of Dreams Project Facility on June 30, 2011 as described above. The 2010 Senior Notes were reflected net of discount under long-term debt in the consolidated balance sheets. The Group capitalized the underwriting fee and related issuance costs in relation to the 2010 Senior Notes of $14,585 as deferred financing costs.

MCE Finance had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, MCE Finance had the option to redeem all or a portion of the 2010 Senior Notes at any time at fixed redemption prices that declined ratably over time.

Prior to May 15, 2013, MCE Finance had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also had the option to redeem in whole, but not in part of the 2010 Senior Notes at fixed redemption prices.

The indenture governing the 2010 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2010 Senior Notes - continued

sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger.

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who were not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2012, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $2,500,000 were restricted from being distributed under the terms of the 2010 Senior Notes.

MCE Finance had entered into a registration rights agreement whereby MCE Finance registered the notes to be issued in an exchange offer for the 2010 Senior Notes with the U.S. Securities and Exchange Commission in August 2010 and with further amendments filed in October and November 2010 in connection with the exchange offer, which registration statement was effective on November 12, 2010.

On October 30, 2012, MCE Finance received unrevoked consents from the holders (the “Holders”) of the requisite aggregate principal amount of the 2010 Senior Notes necessary to approve certain proposed amendments to, among other things, allowed MCE Finance to (i) make an additional $400,000 of restricted payments to fund the Studio City project and (ii) have the flexibility to transact with, and use any revenues or other payments generated or derived from, certain projects and to provide for certain other technical amendments (the “Proposed Amendments”) to the indenture governing the 2010 Senior Notes and executed a supplemental indenture to give effect to the Proposed Amendments. The Group capitalized the payments to the agent and Holders who had validly delivered a consent to the Proposed Amendments totaling $14,795 as deferred financing costs and expensed the third party fee of $3,277 as a result of the aforementioned debt modification.

On January 28, 2013, MCE Finance made a cash tender offer to repurchase the 2010 Senior Notes at a cash consideration plus accrued interest and also solicited consents to amend the terms of the 2010 Senior Notes to substantially remove the debt incurrence, restricted payment and other restrictive covenants (the “Tender Offer”). Closing of the Tender Offer and consent solicitation were conditioned upon MCE Finance receiving net proceeds from offering of the 2013 Senior Notes (as described below) in an amount sufficient to repurchase the tendered 2010 Senior Notes and related fees and expenses and other general conditions. The Tender Offer expired on February 26, 2013 and $599,135 aggregate principal amount of the 2010 Senior Notes were tendered. On February 27, 2013, MCE Finance elected to redeem the remaining outstanding 2010 Senior Notes in aggregate principal amount of $865 on March 28, 2013, at a price equal to 100% of the principal amount outstanding plus applicable premium as of, and accrued and unpaid interest to March 28, 2013. The accounting for the total redemption costs of $102,497, unamortized deferred financing costs of $23,793 and unamortized issue discount of $5,962 in relation to the 2010 Senior Notes as of the redemption date are disclosed as below under the 2013 Senior Notes.

RMB Bonds

On May 9, 2011, the Company issued and listed the RMB Bonds of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at par. The RMB Bonds were direct, general, unconditional, unsubordinated and unsecured obligations of the Company,

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

RMB Bonds - continued

which at all times ranked equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that were both mandatory and of general application. The RMB Bonds would have matured on May 9, 2013 and the interest on the RMB Bonds was accrued at a rate of 3.75% per annum and was payable semi-annually in arrears on May 9 and November 9 of each year, commenced on November 9, 2011.

The Company had the option to redeem in whole, but not in part under certain circumstances as defined in the indenture, the RMB Bonds at any time prior to May 9, 2012 at an additional redemption price. Thereafter, the Company had the option to redeem in whole, but not in part, the RMB Bonds at any time after May 9, 2012 at a fixed redemption price.

The indenture governing the RMB Bonds contained certain negative pledge and financial covenants, providing that the Company should not create or permit to subsist any security interest upon the whole or any part of the Company’s present or future undertaking, assets or revenues to secure any relevant indebtedness or guarantee of relevant indebtedness without: (i) at the same time or prior thereto securing the RMB Bonds equally and rateably therewith to the satisfaction of the trustee under the RMB Bonds; or (ii) providing such other security for the RMB Bonds as the trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the holders of the RMB Bonds or as may be approved by an extraordinary resolution of bondholders. In addition, the Company was also required to comply with certain financial covenants, including maintaining a specified consolidated tangible net worth and a leverage ratio.

The Company capitalized the underwriting fee and related issuance costs in relation to the RMB Bonds of $6,619 as deferred financing costs.

On March 11, 2013, the Company early redeemed the RMB Bonds in full in aggregate principal amount of RMB2,300,000,000 (equivalent to $368,177) together with accrued interest, which was partially funded from net proceeds from offering of the 2013 Senior Notes (described below). The Group wrote off the unamortized deferred financing costs of $586 immediately before redemption of the RMB Bonds as loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013.

Deposit-Linked Loan

On May 20, 2011, the Company entered into the Deposit-Linked Loan with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan would have matured on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bore interest at a rate of 2.88% per annum and was payable semi-annually in arrears on May 8 and November 8 of each year, commenced on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable at fixed exchange rates on November 9, 2011 and May 9, 2012, respectively, and during the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable at fixed

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Deposit-Linked Loan - continued

exchange rate on November 9, 2012. During the years ended December 31, 2012 and 2011, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 and nil were reclassified from accumulated other comprehensive losses to interest expenses, respectively.

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

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), an indirect subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on LIBOR plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2013, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2013 and 2012, the carrying value of aircraft was $46,437 and $51,900, respectively.

2013 Senior Notes

On February 7, 2013, MCE Finance issued and listed the 2013 Senior Notes of $1,000,000 and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2013 Senior Notes - continued

2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

The net proceeds from the offering of the 2013 Senior Notes, after deducting the underwriting commissions and other expenses of approximately $14,500, was approximately $985,500. The Group used part of the net proceeds from the offering to (i) repurchase in full the 2010 Senior Notes of $600,000 and fund the related redemption costs of the 2010 Senior Notes of $102,497 and (ii) for the partial repayment of the RMB Bonds on March 11, 2013. As a result, in accordance with the applicable accounting standards, the Group recorded a $50,256 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2013 which comprised the portion of the redemption costs of $38,949, write off of respective portion of unamortized deferred financing costs of $9,041 and unamortized issue discount of $2,266 related to the 2010 Senior Notes and recorded $10,538 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2013 which represented the portion of the underwriting fee and other third party costs incurred in connection with the issuance of the 2013 Senior Notes. The remaining portion of the underwriting fee and other third party costs of $6,523 were capitalized as deferred financing costs.

MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time.

MCE Finance has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part of the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2013, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2013, the net assets of MCE Finance and its respective restricted subsidiaries of approximately $3,296,000 were restricted from being distributed under the terms of the 2013 Senior Notes.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”, an indirect subsidiary which the Company holds 60% interest) issued and listed the Studio City Notes of $825,000 priced at 100% at par on the SGX-ST. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”, a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”, a wholly-owned indirect subsidiary of Studio City Finance)) or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.50% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance uses the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and are available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and is restricted for use to pay future interest payments until the opening date (as defined in the Studio City Project Facility, the “Opening Date”) of the Studio City project. Concurrent with the submission of the first utilization request under the Studio City Project Facility, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 will be released from the Note Interest Reserve Account and be deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility, and the remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”). The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account and the Revenue Account.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Studio City Notes - continued

During the year ended December 31, 2013, Studio City Finance repaid Studio City Notes interest expenses amounting to $71,099 with funds from the Note Interest Reserve Account. As of December 31, 2013, net proceeds of Studio City Notes amounted to $572,206 and $168,495 were placed in the Note Proceeds Account and Note Interest Reserve Account, respectively. The Group classified 12-month sum of interest due on the Studio City Notes of $70,125 in the Note Interest Reserve Account and the entire balance of $572,206 in the Note Proceeds Account as current portion of restricted cash, while the remaining amount in the Note Interest Reserve Account of $98,370 was classified as non-current portion of restricted cash on the consolidated balance sheets.

The Group capitalized the underwriting fee and related issuance costs in relation to the Studio City Notes of $21,669 as deferred financing costs.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 are used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

•	thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

The Studio City Notes are subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility is not executed on or before March 31, 2013; and ii) the funds are not released from the Note Proceeds Account prior to January 28, 2014, the date that is one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second conditions were subsequently satisfied and the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance (the “Note Disbursement Account”) for the Studio City project cost payments on January 17, 2014.

Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

Studio City Finance has the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Studio City Finance also has the option to redeem in whole, but not in part of the Studio City Notes at fixed redemption prices.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Studio City Notes - continued

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2013, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its respective restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2013 and 2012, the net assets of Studio City Finance and its respective restricted subsidiaries of approximately $171,000 and $252,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, the facility agreement for the senior secured credit facilities (the “Studio City Project Facility”) in an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) to fund the Studio City project was executed. The Studio City Project Facility contained certain conforming and other minor changes to the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered by the Company, New Cotai Investments, LLC (“New Cotai Investments”), the indirect holding company of New Cotai, LLC, the noncontrolling shareholder who owns a 40% interest in Studio City International Holdings Limited (“Studio City International”), an indirect subsidiary in which the Company holds a 60% interest and the Studio City Borrower with certain lenders (the “Studio City Lenders”) on October 19, 2012. The Studio City Project Facility is denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) and consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) December 31, 2016, the first fiscal quarter end date falling not less than 45 months after January 28, 2013; and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent are satisfied until July 28, 2014, the date falling 18 months after January 28, 2013. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Company and its subsidiaries (together, the “Studio City Borrowing Group”).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Studio City Project Facility - continued

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau relating solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) paying dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility also contains certain financial covenants and the first test date of these financial covenants is the earlier of June 30, 2016 and the end of the second full financial quarter after Opening Date.

The Studio City Borrower is required to hedge not less than 50% of the outstanding indebtedness under the Studio City Term Loan Facility by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the Studio City Project Facility. No hedge agreement has been entered as at December 31, 2013 as the Studio City Borrower has not drawn down on the Studio City Project Facility.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 20). As of December 31, 2013, the net assets of Studio City Investments and its respective restricted subsidiaries of approximately $217,000 were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $23,190 during the year ended December 31, 2013.

In connection with the Studio City Project Facility, Studio City International is required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International has deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2013. The Cash Collateral is required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with. As of December 31, 2013, the Cash Collateral is classified as non-current portion of restricted cash in the consolidated balance sheets.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Studio City Project Facility - continued

The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the year ended December 31, 2013. As of December 31, 2013, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) and the Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

Philippine Notes

On December 19, 2013, MCE Leisure (Philippines) Corporation (“MCE Leisure”), an indirect subsidiary of the Company and MCP, priced its PHP15 billion (equivalent to $340,000 at date of pricing) 5.00% senior notes, due 2019 (the “Philippine Notes”) at par of 100% of the principal amount and offered to certain primary institutional lenders as noteholders via a private placement in the Philippines. The issuance of the Philippine Notes, subject to customary closing conditions, was subsequently completed on January 24, 2014.

The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment with all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

The Philippine Notes are guaranteed by MCE, MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5.00% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commencing on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of PHP230,769,231 (equivalent to $5,182), was PHP14,769,230,769 (equivalent to $331,643). MCE Leisure will use the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at additional redemption price as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed redemption prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Philippine Notes - continued

The Philippine Notes are exempted from registration with Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders. Accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B), which limits the assignment and transfer of the Philippine Notes to primary institutional lenders only and requires the Philippine Notes to be held by not more than nineteen primary institutional lenders at any time before their maturity.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2013	2012	2011
Interest for Studio City Notes**	$71,099	$5,844	$—
Interest for 2013 Senior Notes**	44,998	—	—
Interest for 2011 Credit Facilities*	16,841	21,849	13,731
Interest for 2010 Senior Notes	6,028	61,500	61,500
Amortization of discount in connection with issuance of 2010 Senior Notes	71	801	723
Interest for RMB Bonds	2,610	13,666	8,647
Interest for Deposit-Linked Loan	1,728	10,064	6,300
Interest for Aircraft Term Loan**	1,191	705	—
Interest for City of Dreams Project Facility	—	—	13,269

	$144,566	$114,429	$104,170
Interest capitalized	(25,259)	(7,900)	(3,157)

	$119,307	$106,529	$101,013

*	Long-term debt repayable within five years
**	Long-term debt repayable after five years

During the years ended December 31, 2013, 2012 and 2011, the Group’s average borrowing rates were approximately 5.36%, 5.06% and 5.50% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2013 are as follows:

Year ending December 31,
2014	$262,566
2015	262,749
2016	166,667
2017	6,415
2018	6,615
Over 2018	1,828,448

$2,533,460

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

The long-term debt are repayable as follows:

	December 31,
	2013	2012
Within one year	$262,566	$854,940
More than one year, but not exceeding two years	262,749	262,559
More than two years, but not exceeding five years	179,697	648,339
More than five years(1)	1,828,448	1,429,026

	$2,533,460	$3,194,864
Less: Amounts due within one year classified as current liabilities	(262,566)	(854,940)

	$2,270,894	$2,339,924

Note

(1)	Net of unamortized issue discount for the 2010 Senior Notes of approximately $6,033 as of December 31, 2012.

13.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012 between MCE Leisure and Belle Corporation (“Belle”, one of the Philippine Parties as disclosed in Note 21(a)) for lease of the land and certain of the building structures for City of Dreams Manila which expected to be expired on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms. The building structures under capital lease were capitalized at the lower of the fair value or the present value of the future minimum lease payments at lease inception.

Apart from the MCP Lease Agreement, during the year ended December 31, 2013, MCE Leisure signed a service agreement with a third party for setting up certain information technology infrastructure (the “IT Equipment”) and providing maintenance and support service for City of Dreams Manila which expire in November 2018. The Group made an assessment at inception of the service agreement and recorded the portion related to the IT Equipment under capital lease.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2013 are as follows:

Year ending December 31, 2014	$29,570
Year ending December 31, 2015	32,371
Year ending December 31, 2016	34,682
Year ending December 31, 2017	37,929
Year ending December 31, 2018	41,762
Over 2018	811,990

Total minimum lease payments	988,304
Less: amounts representing interest	(708,010)

Present value of minimum lease payments	280,294
Current portion	(27,265)

Non-current portion	$253,029

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	OTHER LONG-TERM LIABILITIES

	December 31,
	2013	2012
Construction retention payables	$20,679	$1,608
Deferred rent liabilities	7,626	5,591
Other deposits received	187	213

	$28,492	$7,412

15.	FAIR VALUE MEASUREMENTS

Authoritative literature provides a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the hierarchy within which the fair value measurement in its entirety falls is based upon the lowest level of input that is significant to the fair value measurement as follows:

•	Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

•	Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 – inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models and similar techniques.

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits and long-term receivables approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2013 and 2012, which included the 2013 Senior Notes, the Studio City Notes, the 2011 Credit Facilities, the Aircraft Term Loan, the 2010 Senior Notes, the RMB Bonds and the Deposit-Linked Loan, were approximately $2,585,768 and $3,330,599, respectively, as compared to its carrying value of $2,533,460 and $3,194,864, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes, the Studio City Notes, the 2010 Senior Notes and the RMB Bonds. Fair value for the 2011 Credit Facilities, the Aircraft Term Loan and the Deposit-Linked Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying values of land use rights payable and payables for acquisition of assets and liabilities approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2013, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements. The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	CAPITAL STRUCTURE

Ordinary and Treasury Shares

Pursuant to the Company’s extraordinary general meeting held on October 6, 2011, an increase in the authorized share capital from 2,500,000,000 ordinary shares of a nominal or par value of US$0.01 each to 7,300,000,000 ordinary shares of a nominal or par value of US$0.01 each was approved.

On November 18, 2011, Melco and Crown agreed to convert their respective shareholder loans into equity. Melco and Crown entered into a series of agreements, pursuant to which, Melco and Crown agreed to convert outstanding loan balances amounted to HK$398,577,752 (equivalent to $51,231) and HK$501,157,031 (equivalent to $64,416), respectively, owed by the Company to them into ordinary shares on November 29, 2011. The Company issued a total of 40,211,930 ordinary shares to Melco and Crown in connection with the shareholder loan conversion, based on a conversion price of $2.87 per share.

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 18.

New Shares Issued by the Company

During the years ended December 31, 2013, 2012 and 2011, the Company issued 8,574,153, 4,958,293 and 6,920,386 ordinary shares to its depository bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 1,297,902, 1,276,634 and 941,648 of these ordinary shares upon vesting of restricted shares; and 3,064,302, 2,966,955 and 3,835,596 of these ordinary shares upon exercise of share options during the years ended December 31, 2013, 2012 and 2011, respectively. As of December 31, 2013, 2012 and 2011, the Company had a balance of 15,478,987, 11,267,038 and 10,552,328 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options.

In connection with the Company’s restricted shares granted as disclosed in Note 18, nil, nil and 310,575 ordinary shares were vested and issued during the years ended December 31, 2013, 2012 and 2011, respectively.

Shares Purchased under A Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS on NASDAQ for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS on the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares.

During the year ended December 31, 2013, 373,946 ADSs, equivalent to 1,121,838 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $23.42 per ADS or $7.81 per share, and 378,579 ordinary shares purchased under a trust arrangement were delivered to

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	CAPITAL STRUCTURE - continued

Ordinary and Treasury Shares - continued

Shares Purchased under A Trust Arrangement - continued

Directors and eligible employees to satisfy the vesting of restricted shares. As of December 31, 2013, the shares purchased under trust arrangement has a balance of 743,259 ordinary shares for future issuance upon vesting of restricted shares.

As of December 31, 2013, 2012 and 2011, the Company had 1,666,633,448, 1,658,059,295 and 1,653,101,002, and 16,222,246, 11,267,038 and 10,552,328 issued ordinary shares and treasury shares, respectively, with 1,650,411,202, 1,646,792,257 and 1,642,548,674 issued ordinary shares outstanding.

17.	INCOME TAX EXPENSE (CREDIT)

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the United States of America, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the United States of America, in the Philippines and in other jurisdictions, respectively, during the years ended December 31, 2013, 2012 and 2011.

Pursuant to the approval notices issued by Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on income generated from gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by Macau Government in April 2011.

The Macau Government has granted to Altira Hotel Limited (“Altira Hotel”), in 2007, and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”), in 2011 and 2013, the declaration of utility purpose benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such tax holiday, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAX EXPENSE (CREDIT) - continued

The provision for income tax consisted of:

	Year Ended December 31,
	2013	2012	2011
Income tax provision for current year:
Macau Complementary Tax	$41	$203	$223
Lump sum in lieu of Macau Complementary Tax on dividend	5,590	—	—
Hong Kong Profits Tax	654	513	822
Profits tax in other jurisdictions	99	238	161

Sub-total	$6,384	$954	$1,206

(Over) under provision of income tax in prior years:
Macau Complementary Tax	$(417)	$(171)	$3
Hong Kong Profits Tax	(2)	32	142
Profits tax in other jurisdictions	8	1	(21)

Sub-total	$(411)	$(138)	$124

Deferred tax (credit) charge:
Macau Complementary Tax	$(3,543)	$(3,676)	$(2,779)
Hong Kong Profits Tax	12	(81)	(185)
Profits tax in other jurisdictions	(1)	(2)	(2)

Sub-total	$(3,532)	$(3,759)	$(2,966)

Total income tax expense (credit)	$2,441	$(2,943)	$(1,636)

A reconciliation of the income tax expense (credit) to income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2013	2012	2011
Income before income tax	$580,454	$395,729	$287,208
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	69,654	47,487	34,465
Lump sum in lieu of Macau Complementary Tax on dividend	5,590	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(9,642)	(556)	242
(Over) under provision in prior years	(411)	(138)	124
Effect of income for which no income tax expense is payable	(395)	(714)	(575)
Effect of expense for which no income tax benefit is receivable	26,557	17,317	12,191
Effect of tax holiday granted by Macau Government	(125,702)	(88,491)	(69,677)
Change in valuation allowance	36,790	22,152	21,594

	$2,441	$(2,943)	$(1,636)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAX EXPENSE (CREDIT) - continued

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2013, 2012 and 2011, if applicable. Profits tax in other jurisdictions for the years ended December 31, 2013, 2012 and 2011 were provided mainly for the profits of the representative offices and branches set up by a subsidiary in the region where they operate. No provision for income tax in the United States of America and in the Philippines for the years ended December 31, 2013, 2012 and 2011 were provided as the subsidiaries incurred tax losses.

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2013, 2012 and 2011, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2013, 2012 and 2011 would have been decreased by $125,702, $88,491 and $69,677, and basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.076 and $0.076 per share for the year ended December 31, 2013, $0.054 and $0.053 per share for the year ended December 31, 2012 and $0.043 and $0.043 per share for the year ended December 31, 2011, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its gaming revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

During the year ended December 31, 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively for each of the years from 2012 through 2016 coinciding with the 5-year extension of the tax exemption as mentioned in the preceding paragraph, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2012 and 2013.

The effective tax rates for the years ended December 31, 2013, 2012 and 2011 were 0.4% and negative rates of 0.7% and 0.6%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of change in valuation allowance and expenses for which no income tax benefit is receivable for the years ended December 31, 2013, 2012 and 2011 and the effect of tax holiday granted by the Macau Government as described in the preceding paragraphs during the years ended December 31, 2013, 2012 and 2011.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAX EXPENSE (CREDIT) - continued

The deferred tax assets and liabilities as of December 31, 2013 and 2012 consisted of the following:

	December 31,
	2013	2012
Deferred tax assets
Net operating loss carried forwards	$66,744	$63,022
Depreciation and amortization	11,100	105
Deferred deductible expenses	3,861	3,089
Deferred rents	5,001	—
Others	1,997	—

Sub-total	$88,703	$66,216

Valuation allowance
Current	$(19,415)	$(21,054)
Long-term	(69,195)	(45,057)

Sub-total	$(88,610)	$(66,111)

Total net deferred tax assets	$93	$105

Deferred tax liabilities
Land use rights	$(60,090)	$(64,497)
Intangible assets	(505)	(505)
Unrealized capital allowance	(2,211)	(1,348)

Total deferred tax liabilities	$(62,806)	$(66,350)

As of December 31, 2013 and 2012, valuation allowance of $88,610 and $66,111 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2013, adjusted operating tax loss carry forwards, amounting to $161,753, $156,249 and $181,201 will expire in 2014, 2015 and 2016, respectively. Adjusted operating tax loss carried forwards of $171,557 has expired during the year ended December 31, 2013.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $8,567 and $1,150,000 as at December 31, 2013 and 2012, respectively, are considered to be indefinitely reinvested and the amount as of December 31, 2013 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $1,284 and $138,000 as at December 31, 2013 and 2012, respectively.

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

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAX EXPENSE (CREDIT) - continued

The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2013 and 2012, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

18.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The plan administrator would determine the exercise price of an option and set forth the price in the award agreement. The exercise price may be a fixed or variable price related to the fair market value of the Company’s ordinary shares. If the Group grants an incentive share option to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of the Company’s share capital, the exercise price cannot be less than 110% of the fair market value of the Company’s ordinary shares on the date of that grant. The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of the Hong Kong Stock Exchange on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share were granted under the 2006 Share Incentive Plan during the years ended December 31, 2013 and 2012.

Share Options

The Group granted share options to certain personnel under the 2006 Share Incentive Plan during the year ended December 31, 2011 with the exercise price determined at the closing price of the date of grant. The share options became exercisable over vesting period of three years. The share options granted expire 10 years after the date of grant, except for options granted in a one-time share option exchange program in 2009 which have exercise period ranging from 7.7 to 8.3 years.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies.

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

The fair value per option under the 2006 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions during the year ended December 31, 2011:

Expected dividend yield	—
Expected stock price volatility	81.87%
Risk-free interest rate	2.07%
Expected average life of options (years)	5.1

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2013, and changes during the years ended December 31, 2013, 2012 and 2011 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2011	20,453,493	$1.22
Granted	5,150,946	2.52
Exercised	(3,835,596)	1.03
Forfeited	(783,423)	1.52
Expired	(68,958)	4.40

Outstanding as at December 31, 2011	20,916,462	$1.55
Exercised	(2,966,955)	1.22
Forfeited	(1,110,843)	1.63
Expired	(6,510)	1.01

Outstanding as at December 31, 2012	16,832,154	$1.61
Exercised	(2,967,372)	1.50
Forfeited	(82,380)	2.07
Expired	(4,989)	1.01

Outstanding as at December 31, 2013	13,777,413	$1.63	5.60	$157,718

Exercisable as at December 31, 2013	12,162,312	$1.52	5.39	$140,502

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Share Options - continued

A summary of share options vested and expected to vest under the 2006 Share Incentive Plan at December 31, 2013 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 – $5.06) (Note)	12,162,312	$1.52	5.39	$140,502

Note: 3,426,696 share options vested and 4,989 share options expired during the year ended December 31, 2013.

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.33 – $2.52)	1,615,101	$2.41	7.18	$17,216

The weighted average fair value of share options granted under the 2006 Share Incentive Plan during the year ended December 31, 2011 was $1.67. Share options of 2,967,372, 2,966,955 and 3,835,596 were exercised and proceeds amounted to $4,463, $3,632 and $3,950 were recognized during the years ended December 31, 2013, 2012 and 2011, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2013, 2012 and 2011 were $34,330, $13,022 and $8,348, respectively. As of December 31, 2013, there was $579 unrecognized compensation costs related to unvested share options under the 2006 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 0.25 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2006 Share Incentive Plan during the year ended December 31, 2011. The restricted shares have a vesting period of three years. The grant date fair value is determined with reference to the market closing price of the Company’s ordinary share at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Restricted Shares - continued

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2013, and changes during the years ended December 31, 2013, 2012 and 2011 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2011	2,649,059	$1.31
Granted	2,908,383	2.52
Vested	(1,252,223)	1.07
Forfeited	(302,716)	1.97

Unvested as at December 31, 2011	4,002,503	$2.22
Vested	(1,276,634)	2.49
Forfeited	(486,984)	1.66

Unvested as at December 31, 2012	2,238,885	$2.19
Vested	(1,297,902)	2.04
Forfeited	(38,313)	2.12

Unvested as at December 31, 2013	902,670	$2.42

The total fair values at date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the years ended December 31, 2013, 2012 and 2011 were $2,643, $3,181 and $1,339, respectively. As of December 31, 2013, there was $492 of unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.25 years.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares and other types of awards. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. There was no share option or restricted share granted during the year ended December 31, 2011. As of December 31, 2013 and 2012, 94,688,953 and 96,894,814 ordinary shares remain available for the grant of various share based awards under the 2011 Share Incentive Plan, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2013 and 2012, with the exercise price for share options granted in 2013 determined at the higher of the closing price on the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange, while the exercise price for share options granted in 2012 determined at the closing price on the date of grant. These share options became exercisable over vesting periods of three to four years. The share options granted expire 10 years after the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2013 and 2012:

	December 31,
	2013	2012
Expected dividend yield	—	—
Expected stock price volatility	65.50%	67.82%
Risk-free interest rate	0.82%	1.01%
Expected average life of options (years)	5.1	5.1

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2013, and changes during the years ended December 31, 2013 and 2012 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2012	—	$—
Granted	1,934,574	4.70
Forfeited	(33,438)	4.70

Outstanding as at December 31, 2012	1,901,136	$4.70
Granted	1,388,793	8.42
Exercised	(96,930)	4.70
Forfeited	(120,834)	6.00
Expired	(1,830)	4.70

Outstanding as at December 31, 2013	3,070,335	$6.33	8.74	$21,560

Exercisable as at December 31, 2013	522,909	$4.70	8.25	$4,380

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of share options vested and expected to vest under the 2011 Share Incentive Plan at December 31, 2013 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercise price per share ($4.70) (Note)	522,909	$4.70	8.25	$4,380

Note: 621,669 share options vested and 1,830 share options expired during the year ended December 31, 2013.

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.70 – $8.42)	2,547,426	$6.66	8.84	$17,180

The weighted average fair value of share options granted under the 2011 Share Incentive Plan during the years ended December 31, 2013 and 2012 were $4.50 and $2.44, respectively. Share options of 96,930 was exercised and proceeds amounts to $455 was recognized during the year ended December 31, 2013. The total intrinsic value of share options exercised for the year ended December 31, 2013 was $812. No share option was exercised for the year ended December 31, 2012. As of December 31, 2013, there was $6,563 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.06 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2013 and 2012. These restricted shares have vesting periods of three to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of December 31, 2013, and changes during the years ended December 31, 2013 and 2012 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2012	—	$—
Granted	1,170,612	4.43
Forfeited	(16,722)	4.43

Unvested at December 31, 2012	1,153,890	$4.43
Granted	817,068	8.27
Vested	(378,579)	4.43
Forfeited	(60,420)	5.77

Unvested at December 31, 2013	1,531,959	$6.43

The total fair value at date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the years ended December 31, 2013 and 2012 were $1,676 and nil, respectively. As of December 31, 2013, there was $7,170 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.05 years.

MCP Share Incentive Plan

MCP operates a share incentive plan (the “MCP Share Incentive Plan”) to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders. The MCP Share Incentive Plan, with amendments, was approved by MCP shareholders at the annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by the Company’s shareholders at its extraordinary general meeting on June 21, 2013. The Philippine SEC approved such amendments on June 24, 2013. Under the MCP Share Incentive Plan, MCP may grant various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of common shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of December 31, 2013, 47,098,936 MCP common shares remain available for the grant of various share-based awards under the MCP Share Incentive Plan.

Share Options

MCP granted share options to certain personnel under the MCP Share Incentive Plan during the year ended December 31, 2013 with the exercise price determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

These share options became exercisable over a vesting period of three years, with the first year vesting on 30 days after the opening of City of Dreams Manila. The share options granted expire 10 years after the date of grant.

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the year ended December 31, 2013:

Expected dividend yield	—
Expected stock price volatility	45.00%
Risk-free interest rate	3.73%
Expected average life of options (years)	5.0

A summary of share options activity under the MCP Share Incentive Plan as of December 31, 2013, and changes during the year ended December 31, 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	—	$—
Granted	120,826,336	0.19
Forfeited	(4,682,183)	0.19

Outstanding as at December 31, 2013	116,144,153	$0.19	9.50	$14,031

As of December 31, 2013, no share options granted under the MCP Share Incentive Plan were vested and exercisable.

A summary of share options expected to vest under the MCP Share Incentive Plan as of December 31, 2013 are presented below:

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Exercise price per share ($0.19)	116,144,153	$0.19	9.50	$14,031

The weighted average fair value of share options granted under the MCP Share Incentive Plan during the year ended December 31, 2013 was $0.09. As of December 31, 2013, there was $7,857 unrecognized

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

compensation costs related to unvested share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.33 years.

Restricted Shares

MCP has also granted restricted shares to certain personnel under the MCP Share Incentive Plan during the year ended December 31, 2013. These restricted shares have a vesting period of three years, with the first year vesting on 30 days after the opening of City Of Dreams Manila. The grant date fair value is determined with reference to the market closing price of the MCP’s common share at the date of grant.

A summary of the status of the MCP Share Incentive Plan’s restricted shares as of December 31, 2013, and changes during the year ended December 31, 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	—	$—
Granted	60,413,167	0.19
Forfeited	(2,341,091)	0.19

Unvested as at December 31, 2013	58,072,076	$0.19

No restricted shares under the MCP Share Incentive Plan were vested during the year ended December 31, 2013. As of December 31, 2013, there was $8,870 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.33 years.

The impact of share options and restricted shares for the Group for the years ended December 31, 2013, 2012 and 2011 recognized in the consolidated financial statements is as follows:

	Year Ended December 31,
	2013	2012	2011
2006 Share Incentive Plan
Share options	$3,234	$4,033	$5,570
Restricted shares	2,188	2,464	3,054

Sub-total	$5,422	$6,497	$8,624

2011 Share Incentive Plan
Share options	$2,775	$1,179	$—
Restricted shares	3,052	1,297	—

Sub-total	$5,827	$2,476	$—

MCP Share Incentive Plan
Share options	$1,756	$—	$—
Restricted shares	1,982	—	—

Sub-total	$3,738	$—	$—

Total share-based compensation expenses recognized in general and administrative expenses	$14,987	$8,973	$8,624

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

Employees

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

During the year ended December 31, 2013, the Group provided option for its qualifying employees in Macau to enroll in a voluntary defined contribution scheme (the “Macau VC Scheme”) operated by the Group. With effect from July 1, 2013, the monthly voluntary contributions of the Group and the enrolled employees to the Macau VC Scheme to fund the benefits are set at different range of percentage of the relevant monthly income selected by the enrolled employees. The Group’s voluntary contributions to the Macau VC Scheme are graded vesting to the enrolled employees according to a vesting scale with full vesting in 10 years from date of employment. The Macau VC Scheme was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Macau.

Hong Kong

Employees employed by the Group in Hong Kong are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group. With effect from June 1, 2012, the maximum monthly contribution (the “Mandatory Contributions”) by both employee and employer was increased from HK$1,000 to HK$1,250. With this increase, the Group’s and the employees’ Mandatory Contributions to the MPF Scheme are each set at 5% of the employees’ relevant income up to a maximum of HK$1,250 per employee per month. The Group’s Mandatory Contributions to the MPF Scheme are fully and immediately vested to the employees once they are paid.

During the year ended December 31, 2013, the Group provided option for its qualifying employees in Hong Kong to enroll in a voluntary defined contribution scheme (the “Hong Kong VC Scheme”) operated by the Group. With effect from July 1, 2013, the monthly voluntary contributions of the Group and the enrolled employees to the Hong Kong VC Scheme to fund the benefits are set at different range of percentage of the monthly earned base salaries selected by the enrolled employees, after deducting the monthly Mandatory Contributions made by the Group and the employees respectively. The Group’s voluntary contributions to the Hong Kong VC Scheme are graded vesting to the enrolled employees according to a vesting scale with full vesting in 10 years from date of employment.

The Group MPF Scheme and the Hong Kong VC Scheme was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

The Philippines

Employees employed by MCP Group in the Philippines are members of government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippines Government and MCP Group is

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	EMPLOYEE BENEFIT PLANS - continued

Employees - continued

The Philippines - continued

required to pay at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements to fund the benefits. The only obligation of MCP Group with respect to the SSS Scheme operated by the Philippines Government is to make the required contributions under the scheme.

Other Jurisdictions

The Group’s subsidiaries in certain other jurisdiction operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

Executive Officers

For executive officers employed by the Group, the executive officers’ contributions to the MPF Scheme in Hong Kong are set at 5% of the executive officers’ relevant income up to a maximum of HK$1,250 per executive officer per month. The Group’s contribution to the MPF Scheme is set at 10% of the executive officers’ base salaries. The excess of contributions over the Group’s mandatory portion, which is 5% of the executive officers’ relevant income up to a maximum of HK$1,250 per executive officer per month, are treated as the Group’s voluntary contribution and are vested to executive officers at 10% per year with full vesting in 10 years. The MPF Scheme for executive officers was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

During the years ended December 31, 2013, 2012 and 2011, the Group’s contributions into the defined contribution plans were $8,522, $5,303 and $5,414, respectively.

20.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2013 and 2012, the balance of the reserve amounted to $31,201 and $31,201, respectively.

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

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	DISTRIBUTION OF PROFITS - continued

the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for MCE Finance and its respective restricted subsidiaries.

The indenture governing the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Finance and its respective restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Investments and its respective restricted subsidiaries.

During the years ended December 31, 2013, 2012 and 2011, the Company did not declare or pay any cash dividends on the ordinary shares.

On February 25, 2014, the Company’s Board of Directors announced a proposal of declaration and payment of a special dividend and adoption of a new dividend policy, further details are disclosed in Note 27(d).

On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend and was subject to the approval from Melco Crown Macau’s shareholders, which was subsequently approved at Melco Crown Macau’s annual general meeting held on March 21, 2014, further details are disclosed in Note 27(e).

21.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Provisional License

On December 12, 2008, PAGCOR issued the Provisional License for the development of City of Dreams Manila to certain Philippine parties including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation (formerly SM Hotels Corporation), SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”) and PremiumLeisure and Amusement, Inc. (“PLAI”). On November 23, 2011, PAGCOR approved the inclusion of Belle as a licensee under the Provisional License. SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”. On October 25, 2012, further to the Cooperation Agreement as mentioned in item (b) below, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees under the Provisional License in their dealings with PAGCOR. The Cooperation Agreement became effective on March 13, 2013, the date on which closing under the Closing Arrangement Agreement as mentioned in item (b) below occurred. As a result, MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila. The Provisional License, as well as any regular

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(a)	Provisional License - continued

license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869, will expire on July 11, 2033. Further details of the terms and commitments under the Provisional License are included in Note 22(c).

(b)	Cooperation Agreement

On March 13, 2013, a closing arrangement agreement (the “Closing Arrangement Agreement”) which was entered on October 25, 2012 between MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties for City of Dreams Manila became effective (i.e. the date on which the conditions to closing under the Closing Arrangement Agreement were fulfilled or waived). Further to the closing of the Closing Arrangement Agreement, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 between MCE Holdings Group and the Philippine Parties became effective on the same date, with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of City of Dreams Manila until the expiry of the Provisional License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitment under the Cooperation Agreement are included in Note 22(c).

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective as of March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to be payable to PLAI upon commencement of operations of City of Dreams Manila, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012 between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(d)	MCP Lease Agreement - continued

changes from the original terms under a closing side letter (the “Closing Side Letter”) signed by MCE Holdings Group and certain MCE’s subsidiaries and the Philippine Parties on March 13, 2013. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures to be used in City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property will be used by MCE Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses.

Under the Closing Side Letter in relation to the MCP Lease Agreement, MCE Leisure agreed to make monthly payments under the MCP Lease Agreement beginning from March 1, 2013. On July 31, 2013, MCE Leisure and Belle signed an addendum to the MCP Lease Agreement to reduce the monthly rental payments with effective from July 1, 2013 with total discount for each twelve month rolling period with a cap of the Philippine peso equivalent to $1,000, with the first twelve month period beginning from March 1, 2013 and subsequent minor changes to the terms of the MCP Lease Agreement were made during the year ended December 31, 2013. Further information in relation to the MCP Lease Agreement was disclosed in Notes 13 and 22(c).

22.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2013, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for City of Dreams, Studio City and City of Dreams Manila totaling $1,231,735.

(b)	Lease Commitments and Other Arrangements

Operating Leases - As a Lessee

The Group leases the portion of land to be used for City of Dreams Manila, Mocha Clubs sites, office space, warehouses and staff quarters under non-cancellable operating lease agreements that expire at various dates through July 2033. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2013, 2012 and 2011, the Group incurred rental expenses amounting to $21,815, $18,573 and $16,944, respectively which consisted of minimum rental expenses of $17,586, $15,003 and $16,944 and contingent rental expenses of $4,229, $3,570 and nil, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements - continued

Operating Leases - As a Lessee - continued

As of December 31, 2013, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2014	$16,136
2015	12,963
2016	9,172
2017	8,676
2018	8,727
Over 2018	77,086

$132,760

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the City of Dreams site with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee and operating fee with escalated contingent fee clauses. During the years ended December 31, 2013, 2012 and 2011, the Group received contingent fees amounting to $27,287, $22,906 and $18,053, respectively.

As of December 31, 2013, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2014	$10,760
2015	7,106
2016	3,478
2017	207
2018	18

$21,569

The total minimum future fees do not include the escalated contingent fee clauses.

(c)	Other Commitments

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

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 22(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

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

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. The amendment required an additional land premium of approximately $2,449 which was fully paid by Altira Developments in July 2013 (see Note 9). According to the revised land amendment, the government land use fees was revised from approximately $171 per annum to $186 per annum. As of December 31, 2013, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $3,189.

City of Dreams

On October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the final amendment proposal issued by the Macau Government for revision of the land concession contract for Cotai Land on which City of Dreams is located (see Note 9). The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 will be due in four biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid six months from the date the amended contract was subsequently published in the Macau official gazette on January 29, 2014. As of December 31, 2013 and 2012, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $3,518 and $8,281, and in land use rights payable in an amount of $11,090 and nil, respectively. According to the final amendment proposal, the government land use fees will be revised from approximately $1,185 per annum to $1,235 per annum. As of December 31, 2013, the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $23,985.

Studio City

On July 25, 2012, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located (see Note 9). The amendment revised the land premium to approximately $174,954, with $23,561 paid in 2006 and $35,316 paid in June 2012 upon acceptance of the final amendment proposal and the remaining amount of approximately $116,077 will be due in five biannual instalments, accruing with 5% interest per annum, with the first instalment to be paid six months from July 25, 2012, the date the amended contract published in the Macau official gazette. As of December 31, 2013 and 2012, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $46,982 and $44,719, and in land use right payable in an amount of $24,376 and

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

Studio City - continued

$71,358, respectively. According to the revised land amendment, the government land use fees were revised from approximately $326 per annum to $490 per annum during the development period of Studio City; and from approximately $527 per annum to $1,131 per annum after the development period. As of December 31, 2013, the Group’s total commitment for government land use fees for the Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $11,545.

Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for City of Dreams Manila (the “Investment Commitment”) with a minimum investment of $650,000 to be made prior to the opening of City of Dreams Manila. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of $1,000,000 will be satisfied as follows:

•	For the amount of $650,000: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than $325,000, and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than $325,000.

•	For the remaining $350,000, the Philippine Parties and MCE Leisure shall make equal contributions of $175,000 to City of Dreams Manila. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

Other commitments required by PAGCOR under the Provisional License are as follows:

•	Within 30 days from getting approval by PAGCOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100 million (equivalent to $2,246) to guarantee the Licensees’ completion of City of Dreams Manila and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100 million (equivalent to $2,246) to PAGCOR on February 17, 2012.

•	Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100 million (equivalent to $2,246) to ensure prompt and punctual remittance/payment of all license fees.

•	The Licensees are required to maintain an escrow account into which all funds for development of City of Dreams Manila must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the completion of City of Dreams Manila, of which MCE Leisure had setup the escrow account in March 2013.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Provisional License - continued

•	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

•	In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by Licensees and approved by PAGCOR, of which the foundation was subsequently setup by MCE Leisure on February 19, 2014.

•	PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% except rental income received from retail concessionaires.

Grounds for revocation of the license, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt, insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of December 31, 2013, MCE Holdings Group as one of the parties as Licensees has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Provisional License. Each Licensee, however, has the rights to charge the other Licensees for their non-contribution portion of the Investment Commitment plus relevant interest under the terms of the Cooperation Agreement. Also, each of the Philippine Parties and MCE Leisure agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

(d)	Guarantees

Except as disclosed in Note 12 to the consolidated financial statements, the Group has made the following significant guarantees as of December 31, 2013:

•	Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 22(c)(vi) to the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees - continued

•	The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•	Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 12, the Studio City Borrower, among others provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents (“Studio City Mandate Documents”), such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

•	Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

•	In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet the construction payment obligations of the Studio City project. The Trade Credit Facility is guaranteed by Studio City Company. As of December 31, 2013, the Trade Credit Facility of approximately $11,658 was utilized.

(e)	Litigation

As of December 31, 2013, the Group is currently a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2013, 2012 and 2011, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2013	2012	2011
Transactions with affiliated companies
Chin Son, Limited(1)	Purchase of property and equipment	$—	$—	$1,756
Crown’s subsidiary	Consultancy fee expense	370	428	461
	Purchase of property and equipment	371	351	307
	Software license fee expense	312	312	—
Lisboa Holdings Limited(1)	Office rental expense	895	1,157	1,493
Melco’s subsidiaries and its associated companies	Consultancy fee expense	643	483	509
	Office rental expense	308	586	533
	Purchase of property and equipment	597	1,479	186
	Service fee expense(3)	802	646	502
	Other service fee income	510	345	307
	Rooms and food and beverage income	49	161	221
Melco Crown Entertainment Charity Association(2)	Donation expense	—	—	120
Shun Tak Holdings Limited and its subsidiaries (referred to as “Shun Tak Group”)(1)	Office rental expense	171	136	124
	Traveling expense(4)	2,962	2,976	2,794
	Rooms and food and beverage income	36	77	445
Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,809	1,711	2,008
Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(4)	570	327	482
Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (the “STDM Group”)(1)	Advertising and promotional expenses	49	88	116
	Office rental expense	1,405	1,404	807
	Service fee expense	222	216	113
	Traveling expense(4)	113	33	115
Transactions with shareholders
Crown	Consultancy fee capitalized in deferred financing costs	—	222	—
Melco	Development costs	—	3,000	—
	Interest expense	—	—	174

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.

(2)	An association of which certain subsidiaries of the Company are directors.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS - continued

(3)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.

(4)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Melco’s subsidiary and its associated company	$20	$1,312
Shun Tak Group	3	10

	$23	$1,322

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2013 and 2012 were $1,312 and $1,740, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2013 and 2012 were $65 and $4, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2013 and 2012 were $15 and $110, respectively.

The outstanding balances due from affiliated companies as of December 31, 2013 and 2012 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Crown’s subsidiary	$474	$12
Melco’s subsidiaries and its associated company	1,403	369
Shun Tak Group	259	283
SJM	445	71
Sky Shuttle	151	159
STDM Group	168	55

	$2,900	$949

The outstanding balances due to affiliated companies as of December 31, 2013 and 2012 as mentioned above are unsecured, non-interest bearing and repayable on demand.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS - continued

(c)	Amount Due To A Shareholder

The amount of $79 due to Melco as of December 31, 2013, mainly arising from expenses paid by Melco on behalf of the Group. The balance was unsecured, non-interest bearing and repayable on demand.

24.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Group. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of December 31, 2013 and represented the comparatives for the year ended December 31, 2012 and as of December 31, 2012. Taipa Square Casino is included within Corporate and Others. During the years ended December 31, 2013 and 2012, all revenues were generated in Macau.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2013	2012	2011
Macau:
Mocha Clubs	$159,927	$176,830	$174,404
Altira Macau	573,814	617,847	577,145
City of Dreams	3,148,657	3,147,322	3,103,458
Studio City	2,519,461	1,844,706	713,637

Sub-total	6,401,859	5,786,705	4,568,644

The Philippines:
City of Dreams Manila	631,377	30,193	—

Corporate and Others	1,780,403	2,130,568	1,701,336

Total consolidated assets	$8,813,639	$7,947,466	$6,269,980

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

Capital Expenditures

	Year Ended December 31,
	2013	2012	2011
Macau:
Mocha Clubs	$6,515	$5,951	$23,558
Altira Macau	5,464	7,105	6,662
City of Dreams	97,654	99,416	39,774
Studio City	440,826	115,385	713,253

Sub-total	550,459	227,857	783,247

The Philippines:
City of Dreams Manila	359,854	817	—

Corporate and Others	2,042	55,324	2,387

Total capital expenditures	$912,355	$283,998	$785,634

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2013	2012	2011
NET REVENUES
Macau:
Mocha Clubs	$148,683	$143,260	$131,934
Altira Macau	1,033,801	966,770	1,173,930
City of Dreams	3,857,049	2,920,912	2,491,383
Studio City	1,093	160	—

Sub-total	5,040,626	4,031,102	3,797,247

The Philippines:
City of Dreams Manila	—	—	—

Corporate and Others	46,552	46,911	33,600

Total net revenues	$5,087,178	$4,078,013	$3,830,847

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$40,222	$36,065	$40,475
Altira Macau	147,340	154,697	246,300
City of Dreams	1,193,211	805,719	594,440
Studio City	(1,059)	(670)	(300)

Sub-total	1,379,714	995,811	880,915

The Philippines:
City of Dreams Manila	(603)	(476)	—

Total adjusted property EBITDA	1,379,111	995,335	880,915

OPERATING COSTS AND EXPENSES
Pre-opening costs	(17,014)	(5,785)	(2,690)
Development costs	(26,297)	(11,099)	(1,110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,271)	(59,911)	(34,401)
Depreciation and amortization	(261,298)	(261,449)	(259,224)
Share-based compensation	(14,987)	(8,973)	(8,624)
Property charges and others	(6,884)	(8,654)	(1,025)
Corporate and Others expenses	(91,299)	(75,135)	(71,494)

Total operating costs and expenses	(539,287)	(488,243)	(435,805)

OPERATING INCOME	$839,824	$507,092	$445,110

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2013	2012	2011
NON-OPERATING INCOME (EXPENSES)
Interest income	$7,660	$10,958	$4,131
Interest expenses, net of capitalized interest	(152,660)	(109,611)	(113,806)
Reclassification of accumulated losses of interest rate swap agreements from accumulated other comprehensive losses	—	—	(4,310)
Change in fair value of interest rate swap agreements	—	363	3,947
Amortization of deferred financing costs	(18,159)	(13,272)	(14,203)
Loan commitment fees	(25,643)	(1,324)	(1,411)
Foreign exchange (loss) gain, net	(10,756)	4,685	(1,771)
Other income, net	1,661	115	3,664
Listing expenses	—	—	(8,950)
Loss on extinguishment of debt	(50,935)	—	(25,193)
Costs associated with debt modification	(10,538)	(3,277)	—

Total non-operating expenses, net	(259,370)	(111,363)	(157,902)

INCOME BEFORE INCOME TAX	580,454	395,729	287,208
INCOME TAX (EXPENSE) CREDIT	(2,441)	2,943	1,636

NET INCOME	578,013	398,672	288,844
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	59,450	18,531	5,812

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$637,463	$417,203	$294,656

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, share-based compensation, property charges and others, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2013	2012	2011
Macau	$4,503,982	$4,301,461	$4,283,252
The Philippines	334,827	817	—
Hong Kong and other foreign countries	1,289	203	785

Total long-lived assets	$4,840,098	$4,302,481	$4,284,037

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	ACQUISITION OF SUBSIDIARIES

(a)	Acquisition of MCP

On December 7, 2012, the Company, through its indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”), entered into an acquisition agreement (the “Acquisition Agreement”) with two independent third parties, Interpharma Holdings & Management Corporation and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Proposed Acquisition”). Prior to completion of the Proposed Acquisition on December 19, 2012, MCP sold its two operating subsidiaries, Interphil Laboratories, Inc. and Lancashire Realty Holding Corporation, to the Selling Shareholders (or their affiliates) under the deeds of assignment dated December 7, 2012 between the Selling Shareholders (or their affiliates) and MCP (the “Subsidiary Sale Agreements”), in accordance with the terms of the Acquisition Agreement. The total consideration under the Acquisition Agreement was PHP1,259,000,000 (equivalent to $30,682) which included i) PHP200,000,000 (equivalent to $4,874) to the Selling Shareholders, and ii) PHP1,059,000,000 (equivalent to $25,808) on direction of the Selling Shareholders, to MCP in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. On December 19, 2012, MCP retained PHP1,059,000,000 (equivalent to $25,808), which represented the subsidiaries’ sale amount upon completion of the Proposed Acquisition.

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

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:

Cash and cash equivalents	$27,876
Prepaid expenses and other current assets	13
Accrued expenses and other current liabilities	(1,094)
Noncontrolling interests	(1,860)

Net assets	$24,935
Excess payment on acquisition of assets and liabilities (including direct cost incurred) charged to consolidated statements of operations and included in development costs	5,747

$30,682

Total consideration satisfied by:
Cash paid	$30,682

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	ACQUISITION OF SUBSIDIARIES - continued

(b)	Acquisition of Studio City Group

On June 16, 2011, the Company entered into a share purchase agreement and through its indirect subsidiary, MCE Cotai Investments Limited (“MCE Cotai”), to acquire from an affiliate of eSun Holdings Limited (“eSun Holdings”), an independent third party, a 60% equity interest in Studio City International (together with its direct and indirect subsidiaries, the “Studio City Group”), which is the developer of Studio City. The total consideration under the share purchase agreement and related transaction documents is $360,000 which include i) a payment to an affiliate of eSun Holdings for its entire 60% interest in, and a shareholder’s loan extended to, the Studio City Group at $200,000 and $60,000, respectively; where $65,000 and $195,000 were paid by the Group in June 2011 and July 2011, respectively, and ii) a payment of $100,000 in cash in three instalments of $50,000, $25,000 and $25,000 over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings, LLC (the direct shareholder of New Cotai, LLC), for transferring to the Studio City Group the shares of other entities that own rights to develop the gaming areas of Studio City. The first, second and last instalments of $50,000, $25,000 and $25,000 were settled by the Group in August 2011, July 2012 and July 2013, respectively.

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

$374,349

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

26.	CHANGE IN SHAREHOLDING OF THE PHILIPPINES SUBSIDIARIES

On April 8, 2013, the Company through its indirect subsidiary, MCE Investments, subscribed for 2,846,595,000 common shares of MCP at total consideration of PHP2,846,595,000 (equivalent to $69,592), which increased MCE’s shareholding in MCP and the Group recognized an increase of $401 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the “Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the “Offer”). In connection with the Offer, MCE Investments granted an over-allotment option (the “Over-allotment Option”) of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the “Stabilizing Agent”). MCE Investments then used the proceeds from the Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased MCE’s shareholding in MCP and the Group recognized an increase of $227,134 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

During the year ended December 31, 2013, the total transfers from noncontrolling interests amounted to $227,535 in relation to transactions as described above. The Group retains its controlling financial interest in the MCP before and after the above transactions.

The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity:

Net income attributable to Melco Crown Entertainment Limited	$637,463
Transfers from noncontrolling interests:
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP	401
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the Placing and Subscription Transaction and the Over-allotment Option exercised by the Stabilizing Agent for subscription of common shares of MCP	227,134

Changes from net income attributable to Melco Crown Entertainment Limited shareholders and transfers from noncontrolling interests	$864,998

27.	SUBSEQUENT EVENTS

(a)	On January 24, 2014, the Philippine Notes of PHP15 billion (equivalent to $336,825) was completed and issued and MCE Leisure received net proceeds, after deducting the underwriting commissions, from the offering of PHP14,769,230,769 (equivalent to $331,643), further details of the Philippine Notes is disclosed in Note 12.

(b)	On January 29, 2014, the land grant amendment process for Cotai Land was completed with the publication in the Macau official gazette of such proposed amendment.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

27.	SUBSEQUENT EVENTS - continued

(c)	On February 18, 2014, one of the Group’s subsidiaries completed the transaction for the sale of its properties as disclosed in Note 4 and received the remaining amount of HK$230,000,000 (equivalent to $29,563).

(d)	On February 25, 2014, the Company’s Board of Directors announced a proposal of declaration and payment of a special dividend of $0.1147 per share based on the Company’s 1,666,633,448 ordinary shares in issue on the same date out of its share premium account, with total amount approximately $191,163 (the “Special Dividend”) and adoption of a new dividend policy (the “New Dividend Policy”). The declaration and payment of Special Dividend is conditional upon the satisfaction of certain conditions, including i) the Company’s shareholders’ approval, which has been obtained at the extraordinary general meeting held on March 26, 2014 (“EGM”); and ii) the Company’s Board of Directors being satisfied that the Company will be able to pay its debts as they fall due in the ordinary course of business immediately after payment of the Special Dividend. Following the grant of the Company’s shareholders’ approval at the EGM, the Special Dividend is expected to be paid in cash on or about April 16, 2014 to those shareholders whose names appear on the Company’s register of members at close of business on April 4, 2014, being the record date for determination of entitlements to the Special Dividend. The Special Dividend will be reflected as appropriation of reserve in the year 2014.

The New Dividend Policy became effective upon the approval by the Company’s Board of Directors on February 25, 2014. Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to Melco Crown Entertainment Limited, commencing from the first quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

(e)	On February 28, 2014, Melco Crown Macau’s Board of Directors proposed the final dividend of MOP3,365,628,000 (equivalent to $420,000), with MOP1 to be distributed to the holders of the class A shares of Melco Crown Macau as a group and with the remaining amount of MOP3,365,627,999 (equivalent to $420,000), representing approximately MOP467.45 per class B share of Melco Crown Macau, to be distributed to the holder of the class B shares. The proposed final dividend of Melco Crown Macau is subject to the approval of Melco Crown Macau’s shareholders, which was subsequently approved at Melco Crown Macau’s annual general meeting held on March 21, 2014.

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2013	2012
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$3,414	$2,887
Restricted cash	—	367,645
Amounts due from affiliated companies	—	1,113
Amounts due from subsidiaries	74,930	77,471
Income tax receivable	—	266
Prepaid expenses and other current assets	3,717	2,448

Total current assets	82,061	451,830

INVESTMENTS IN SUBSIDIARIES	5,492,941	4,123,067
DEFERRED FINANCING COST	—	1,427

TOTAL ASSETS	$5,575,002	$4,576,324

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$2,336	$6,465
Income tax payable	128	—
Amounts due to affiliated companies	1,783	59
Amounts due to subsidiaries	181,819	181,371
Amounts due to shareholders	67	—
Current portion of long-term debt	—	720,923

Total current liabilities	186,133	908,818

ADVANCE FROM A SUBSIDIARY	1,142,199	281,567

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of December 31, 2013 and 2012 and issued – 1,666,633,448 and 1,658,059,295 shares as of December 31, 2013 and 2012, respectively)	16,667	16,581
Treasury shares, at cost (16,222,246 and 11,267,038 shares as of December 31, 2013 and 2012, respectively)	(5,960)	(113)
Additional paid-in capital	3,479,399	3,235,835
Accumulated other comprehensive losses	(15,592)	(1,057)
Retained earnings	772,156	134,693

Total shareholders’ equity	4,246,670	3,385,939

TOTAL LIABILITIES AND EQUITY	$5,575,002	$4,576,324

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(33,345)	(26,164)	(19,474)
Property charges and others	—	—	(1,000)

Total operating expenses	(33,345)	(26,164)	(20,474)

OPERATING LOSS	(33,345)	(26,164)	(20,474)

NON-OPERATING INCOME (EXPENSES)
Interest income	(403)	5,544	3,683
Interest expenses, net of capitalized interest	(4,274)	(16,634)	(12,060)
Amortization of deferred financing cost	(748)	(3,732)	(2,260)
Foreign exchange (loss) gain, net	(1,231)	118	(293)
Other income, net	20,366	17,103	14,812
Listing expenses	—	—	(8,950)
Loss on extinguishment of debt	(679)	—	—
Share of results of subsidiaries	658,016	441,112	320,809

Total non-operating income, net	671,047	443,511	315,741

INCOME BEFORE INCOME TAX	637,702	417,347	295,267
INCOME TAX EXPENSE	(239)	(144)	(611)

NET INCOME	$637,463	$417,203	$294,656

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
Net income	$637,463	$417,203	$294,656
Other comprehensive (loss) income:
Foreign currency translation adjustment	(14,535)	16	(149)
Change in fair value of interest rate swap agreements	—	—	6,111
Change in fair value of forward exchange rate contracts	—	99	39
Reclassification to earnings upon discontinuance of hedge accounting	—	—	4,310
Reclassification to earnings upon settlement of forward exchange rate contracts	—	(138)	—

Other comprehensive (loss) income	(14,535)	(23)	10,311

Total comprehensive income attributable to Parent Company	$622,928	$417,180	$304,967

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2011	1,605,658,111	$16,056	(8,409,186)	$(84)	$3,095,730	$(11,345)	$(577,166)	$2,523,191
Net income for the year	—	—	—	—	—	—	294,656	294,656
Foreign currency translation adjustment	—	—	—	—	—	(149)	—	(149)
Change in fair value of interest rate swap agreements	—	—	—	—	—	6,111	—	6,111
Change in fair value of forward exchange rate contracts	—	—	—	—	—	39	—	39
Reclassification to earnings upon discontinuance of hedge accounting	—	—	—	—	—	4,310	—	4,310
Share-based compensation	—	—	—	—	8,624	—	—	8,624
Shares issued upon restricted shares vested	310,575	3	—	—	(3)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	6,920,386	69	(6,920,386)	(69)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	941,648	9	(9)	—	—	—
Exercise of share options	—	—	3,835,596	38	3,912	—	—	3,950
Issuance of shares for conversion of shareholders’ loans	40,211,930	403	—	—	115,020	—	—	115,423

BALANCE AT DECEMBER 31, 2011	1,653,101,002	16,531	(10,552,328)	(106)	3,223,274	(1,034)	(282,510)	2,956,155
Net income for the year	—	—	—	—	—	—	417,203	417,203
Foreign currency translation adjustment	—	—	—	—	—	16	—	16
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	(138)
Share-based compensation	—	—	—	—	8,973	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options	4,958,293	50	(4,958,293)	(50)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,276,634	13	(13)	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—
Exercise of share options	—	—	2,966,955	30	3,601	—	—	3,631

BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	3,385,939
Net income for the year	—	—	—	—	—	—	637,463	637,463
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(14,535)
Share-based compensation	—	—	—	—	14,119	—	—	14,119
Shares purchased under trust arrangement for future vesting of restricted shares	—	—	(1,121,838)	(8,770)	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	378,579	2,965	(2,965)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,574,153	86	(8,574,153)	(86)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,297,902	13	(13)	—	—	—
Exercise of share options	—	—	3,064,302	31	4,888	—	—	4,919
Change in shareholding of the Philippines subsidiaries	—	—	—	—	227,535	—	—	227,535

BALANCE AT DECEMBER 31, 2013	1,666,633,448	$16,667	(16,222,246)	$(5,960)	$3,479,399	$(15,592)	$772,156	$4,246,670

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$637,463	$417,203	$294,656
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	11,249	8,973	8,624
Amortization of deferred financing cost	748	3,732	2,260
Loss on extinguishment of debt	679	—	—
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	—	(138)	—
Share of results of subsidiaries	(658,016)	(441,112)	(320,809)
Changes in operating assets and liabilities:
Amounts due from affiliated companies	1,113	438	(200)
Income tax receivable	—	—	265
Prepaid expenses and other current assets	(367)	3,649	(1,819)
Long-term prepayments	—	135	506
Accrued expenses and other current liabilities	(4,129)	(1,852)	5,907
Income tax payable	394	(333)	—
Amounts due to shareholders	67	—	(261)
Amounts due to affiliated companies	1,724	7	(85)
Amounts due to subsidiaries	1,189	(238)	(142)

Net cash used in operating activities	(7,886)	(9,536)	(11,098)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(497,325)	(277,945)	(330,680)
Amounts due from subsidiaries	1,800	(26,975)	(1,825)
Repayment of advance to a subsidiary	1,337	10,512	11,126
Change in restricted cash	368,177	—	(353,278)

Net cash used in investing activities	(126,011)	(294,408)	(674,657)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(721,455)	—	—
Purchase of shares under trust arrangement for future vesting of restricted shares	(8,770)	—	—
Proceeds from exercise of share options	4,017	3,599	4,565
Advance from a subsidiary	860,632	225,427	56,140
Payment of deferred financing cost	—	—	(6,899)
Proceeds from long-term debt	—	—	706,556

Net cash provided by financing activities	134,424	229,026	760,362

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	527	(74,918)	74,607
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	2,887	77,805	3,198

CASH AND CASH EQUIVALENTS AT END OF YEAR	$3,414	$2,887	$77,805

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

(In thousands of U.S. dollars, except share and per share data)

1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2013 and 2012, approximately $3,473,000 and $2,651,000, respectively of the restricted net assets were not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2013, 2012 and 2011.

2.	Basis of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.