Form 20-F
period 2014-12-31
Melco Crown Entertainment LTD
filed 2015-04-15
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares each representing three ordinary shares	The NASDAQ Stock Market LLC (The NASDAQ Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None.

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

1,633,701,920 ordinary shares outstanding as of December 31, 2014

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

ii

iii

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•	“2010 Senior Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013;

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion);

•	“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

•	“2013 Top-up Placement” refers to the placing and top-up subscription of 981,183,700 MCP shares (including over allotment option) conducted by MCP in April 2013, which raised approximately US$338.5 million as net proceeds;

•	“2014 Top-up Placement” refers to the placing and top-up subscription of 485,177,000 MCP shares conducted by MCP in June 2014, which raised approximately US$122.2 million as net proceeds;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of funding the acquisition of an aircraft;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we currently operate the hotel and other non-gaming businesses at Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers, which opened in May 2007 and owned by Altira Developments;

•	“Articles” refers to our amended and restated memorandum and articles of association adopted on May 23, 2012;

•	“board” refers to the board of directors of our Company or a duly constituted committee thereof;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located on two adjacent pieces of land in Cotai, Macau, which opened in June 2009, and currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues, and owned by Melco Crown (COD) Developments;

•	“City of Dreams Manila” refers to a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila operated and managed by MCE Leisure Philippines;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

•	“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

•	“Crown Entertainment Group Holdings” refers to Crown Entertainment Group Holdings Pty, Ltd., a company incorporated on June 19, 2007 under the laws of Australia and a subsidiary of Crown;

•	“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds and fully repaid in March 2013;

•	“DICJ” refers to the Direccão de Inspeccão e Coordenacão de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollars” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“LIBOR” refers to London Interbank Offered Rate;

•	“Macau” refer to the Macau Special Administrative Region of the PRC;

•	“MCE Finance” refers to our subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

•	“MCE Holdings No. 2” refers to our subsidiary, MCE Holdings No. 2 (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Provisional License;

•	“MCE Holdings Philippines” refers to our subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Provisional License;

•	“MCE Leisure Philippines” refers to our subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Provisional License;

•	“MCE Philippine Parties” refers to MCE Leisure Philippines, MCE Holdings Philippines and MCE Holdings No. 2;

•	“MCE Transportation” refers to our subsidiary, MCE Transportation Limited, a company incorporated under the laws of the British Virgin Islands;

•	“MCP” refers to our subsidiary, Melco Crown (Philippines) Resorts Corporation, the shares of which are listed on the Philippine Stock Exchange;

•	“MCP Share(s)” refers to the common shares of MCP of par value PHP1.00 per share;

•	“Melco” refers to Melco International Development Limited, a Hong Kong listed company;

•	“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown (COD) Hotels” refers to our subsidiary, Melco Crown (COD) Hotels Limited, a Macau company through which we currently operate the non-gaming businesses at City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Melco;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, the first of which opened in September 2003, and are now the largest non-casino based operations of electronic gaming machines in Macau, and operated by Melco Crown Macau;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a company incorporated in Delaware, the United States on March 24, 2006 under the laws of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

•	“Patacas” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian listed corporation that is now known as Consolidated Media Holdings Limited;

•	“Philippine Cooperation Agreement” refers to the cooperation agreement (as amended) entered into between the Philippine Parties and the MCE Philippine Parties on October 25, 2012, which became effective on March 13, 2013;

•	“Philippine Licensees” refers to holders of the Provisional License, which include the MCE Philippine Parties and the Philippine Parties;

•	“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by MCE Leisure Philippines on January 24, 2014;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“Philippine peso” and “PHP” refers to the legal currency of the Philippines;

•	“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

•	“Provisional License” refers to the provisional license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines; the MCE Philippine Parties and the Philippine Parties are co-licensees under the Amended Certificate of Affiliation and Provisional License dated January 28, 2013; references to the Provisional License include, where the context requires, any regular license issued to replace the provisional license as described in “The Provisional License.”;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

•	“SCI” refers to Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company in which we own 60% of the equity interest;

•	“Studio City Finance” refers to Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability, is also an indirect subsidiary of SCI and the issuer of the Studio City Notes;

•	“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors for a total sum of HK$10,855,880,000 and consisting of a delayed draw term loan facility and a revolving credit facility;

•	“TWD” and “New Taiwan dollars” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and as of December 31, 2014 and 2013.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chips, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	electronic multiple-player gaming seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

“wet stage performance theater”	the approximately 2,000-seat theater specifically designed to stage The House of Dancing Water show

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

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our ability to raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market in and visitation to Macau and the Philippines;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau and the Philippines;

•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Venetian Macau, S.A., or VML, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise, S.A., or MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of Studio City and the fifth hotel tower and retail precinct at City of Dreams;

•	our entering into new development and construction projects and new ventures in or outside of Macau or the Philippines;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming table allocation, gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau and the Philippines;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2014, 2013 and 2012 and balance sheet data as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1.

The selected consolidated statement of operations data for the years ended December 31, 2011 and 2010 and the balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues	$4,802,309	$5,087,178	$4,078,013	$3,830,847	$2,641,976
Total operating costs and expenses	$(4,116,949)	$(4,247,354)	$(3,570,921)	$(3,385,737)	$(2,549,464)
Operating income	$685,360	$839,824	$507,092	$445,110	$92,512
Net income (loss)	$527,386	$578,013	$398,672	$288,844	$(10,525)
Net loss attributable to noncontrolling interests	$80,894	$59,450	$18,531	$5,812	$—
Net income (loss) attributable to Melco Crown Entertainment	$608,280	$637,463	$417,203	$294,656	$(10,525)
Net income (loss) attributable to Melco Crown Entertainment per share
— Basic	$0.369	$0.386	$0.254	$0.184	$(0.007)
— Diluted	$0.366	$0.383	$0.252	$0.182	$(0.007)
Net income (loss) attributable to Melco Crown Entertainment per ADS (1)
— Basic	$1.108	$1.159	$0.761	$0.551	$(0.020)
— Diluted	$1.099	$1.149	$0.755	$0.547	$(0.020)
Weighted average shares used in net income (loss) attributable to Melco Crown Entertainment per share calculation
— Basic	1,647,571,547	1,649,678,643	1,645,346,902	1,604,213,324	1,595,552,022
— Diluted	1,660,503,130	1,664,198,091	1,658,262,996	1,616,854,682	1,595,552,022
Dividends declared per share	$0.2076	$—	$—	$—	$—

	December 31,
	2014	2013	2012	2011	2010
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,597,655	$1,381,757	$1,709,209	$1,158,024	$441,923
Bank deposits with original maturity over three months	110,616	626,940	—	—	—
Restricted cash	1,816,583	1,143,665	1,414,664	364,807	167,286
Total assets	10,432,563	8,813,639	7,947,466	6,269,980	4,884,440
Total current liabilities	1,316,657	1,237,970	1,721,666	603,119	675,604
Total debts (2)	3,902,781	2,533,539	3,194,864	2,325,980	1,839,931
Total liabilities	5,390,893	3,888,657	4,206,710	3,082,328	2,361,249
Noncontrolling interests	755,529	678,312	354,817	231,497	—
Total equity	5,041,670	4,924,982	3,740,756	3,187,652	2,523,191
Ordinary shares	16,337	16,667	16,581	16,531	16,056

(1)	Each ADS represents three ordinary shares.
(2)	Includes amounts due to shareholders within one year, loans from shareholders and current and non-current portion of long-term debt.

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. Studio City was in development stage during the year

•	On November 26, 2012, Studio City Finance issued the Studio City Notes

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option

•	On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

•	On June 24, 2014, MCP completed the 2014 Top-up Placement

•	On July 28, 2014, we drew down the entire delayed draw term loan facility under our Studio City Project Facility

•	On December 14, 2014, City of Dreams Manila started operations with its grand opening on February 2, 2015

Exchange Rate Information

The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars and Philippine peso. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made at a rate of HK$7.78 to US$1.00.

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

The noon buying rate on December 31, 2014 in New York City for cable transfers in H.K. dollar per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board of the United States, or the Federal Reserve Board, was HK$7.7531 to US$1.00. On April 2, 2015, the noon buying rate was HK$7.7525 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth the exchange rate as set forth in the statistical release of the Federal Reserve Board for and as of period ends indicated through April 2, 2015.

	Noon Buying Rate
Period	Period End	Average (1)	High	Low
	(H.K. dollar per US$1.00)
April 2015 (through April 2, 2015)	7.7525	7.7525	7.7525	7.7524
March 2015	7.7540	7.7584	7.7686	7.7534
February 2015	7.7559	7.7551	7.7584	7.7517
January 2015	7.7529	7.7531	7.7563	7.7508
December 2014	7.7531	7.7541	7.7616	7.7509
November 2014	7.7548	7.7543	7.7572	7.7519
October 2014	7.7551	7.7572	7.7645	7.7541
2014	7.7531	7.7545	7.7669	7.7495
2013	7.7539	7.7565	7.7654	7.7503
2012	7.7507	7.7569	7.7699	7.7493
2011	7.7663	7.7841	7.8087	7.7634
2010	7.7810	7.7692	7.8040	7.7501

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Board does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

This annual report on Form 20-F also contains translations of certain Renminbi, New Taiwan dollar and Philippine peso amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 31, 2014 in New York City for cable transfers in RMB per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board, which was RMB6.2046 to US$1.00. Unless otherwise stated, all translations from New Taiwan dollars to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 31, 2014 in New York City for cable transfers in New Taiwan dollars per U.S. dollar, as certified for customs purposes by the H.10 weekly statistical release of the Federal Reserve Board, which was TWD31.6000 to US$1.00. Unless otherwise stated, all conversion from Philippine peso to U.S. dollars in this annual report on Form 20-F were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was PHP44.7400 to US$1.00 on December 31, 2014. We make no representation that any RMB, TWD, PHP or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or TWD or PHP, as the case may be, at any particular rate or at all. On April 2, 2015, the noon buying rate was RMB6.1968 to US$1.00 and TWD31.0500 to US$1.00 and the volume weighted average exchange rate quoted was PHP44.6230 to US$1.00.

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.

Risks Relating to Our Business and Operations

Our operating history may not serve as an adequate basis to judge our future operating results and prospects. We have significant projects in various phases of development and therefore are subject to significant risks and uncertainties.

Our business operating history is shorter than some of our global competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. City of Dreams, which contributed 80.1% of our total net revenues for the year ended December 31, 2014, commenced operations on June 1, 2009 and the site is still under ongoing development. City of Dreams Manila recently commenced its operations in December 2014. In addition, we have significant projects, such as Studio City and the fifth hotel tower and retail precinct at City of Dreams, which are in various phases of design or development and will not generate any revenue until their openings. We will face certain risks, expenses and challenges in operating gaming businesses in an intensely competitive market. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under our debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•	maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive and/or deteriorating market conditions;

•	respond to changes in our regulatory environment and government policy;

•	identify suitable locations and enter into new leases or right to use agreements for new Mocha Clubs; and

•	renew or extend lease agreements or right to use agreements for existing Mocha Clubs.

If we are unable to complete any of these tasks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities or may result in a default under our existing or future financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

We generate a substantial portion of our cash flow from our properties in Macau and the Philippines and, as a result, are subject to greater risks than a gaming company which operates in more geographical regions.

We primarily depend on our properties in Macau and City of Dreams Manila, which commenced operations in December 2014, for our cash flow. Given that our operations are and will be conducted based on our principal properties in Macau and one property in Manila, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include:

•	dependence on the gaming and leisure market in Macau, China and the Philippines and limited diversification of businesses and sources of revenues;

•	a decline in market, economic, competitive and political conditions in Macau, China, the Philippines or generally in Asia;

•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau or the Philippines due to fears concerning travel or otherwise;

•	travel restrictions to Macau imposed now or in the future by China;

•	changes in Macau, China and Philippine governmental laws and regulations, or interpretations thereof, including gaming laws and regulations, such as China travel and visa policies, anti-smoking legislation as well as gaming table allocation policies in Macau;

•	natural and other disasters, including typhoons, earthquakes, outbreaks of infectious diseases or terrorism, affecting Macau or the Philippines;

•	lower rate of increase in the number of visitors to Macau or the Philippines than expected;

•	relaxation of regulations on gaming laws in other regional economies that would compete with the Macau and the Philippine markets;

•	a decrease in gaming activities at our properties; and

•	government restrictions on growth of gaming markets in the form of table cap or otherwise.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

All our current and future construction projects will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

All our current projects, including Studio City, and future construction projects will be subject to a number of risks, including:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	lack of sufficient, or delays in availability of, financing;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	shortage of qualified contractors and suppliers or inability to enter into definitive contracts with contractors with sufficient skills, financial resources and experience on commercially reasonable terms, or at all;

•	disputes with and defaults by contractors and subcontractors;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread of viruses;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these development or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any future construction projects which we might undertake. We cannot guarantee that our construction costs or total project costs for future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.

We have certain projects under development or intended to be developed pursuant to our expansion plan. The completion of these projects is subject to a number of contingencies, such as those mentioned above in the risk factor on development and construction risks including, in particular, adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially adversely affect our business, financial condition and results of operations. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates.

There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Macau and the Philippines and we believe that they are likely to continue to increase due to the significant increase in building activity and the ongoing labor shortage in Macau and the Philippines. In addition, immigration and labor regulations in Macau may limit or restrict our contractors’ ability to obtain sufficient laborers from China to make up for any gaps in available labor in Macau and help reduce construction costs. Continuing increases in construction costs in Macau or the Philippines will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

The main construction contractor that we have engaged for Studio City may not have sufficient financial resources to fund cost overruns for which it is contractually responsible, which may result in delays in completing the construction of Studio City and subject us to other risks.

We cannot assure you that the main construction contractor that we have engaged for Studio City will have sufficient financial resources to fund any cost overruns for which they are responsible under the main construction contract. If our main construction contractor does not have the resources to meet its obligations or we are unable to obtain sufficient funds under the performance and payment bonds or other insurance posted by the contractors in a timely manner, we may incur increased costs for the construction of Studio City. This may require us to raise additional funding, which may not be available on satisfactory terms or at all. Any such additional funding, if available, may not be permitted under the Studio City Project Facility or the Studio City Notes and may require us to obtain consents or waivers from the lenders under the Studio City Project Facility and/or the holders of the Studio City Notes.

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

The construction of large scale properties such as Studio City and the fifth hotel tower at City of Dreams can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe that our contractors will take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If further accidents occur during the construction of any of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We are developing the fifth hotel tower at City of Dreams and the Studio City project under the terms of land concession contracts which require us to fully develop the City of Dreams complex and the Studio City site by January 28, 2018 and July 24, 2018, respectively. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in the City of Dreams or the Studio City site, along with our interest in the City of Dreams complex and the Studio City project.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years, with extensions of 10 years thereafter. Land concessions further stipulate a period within which the development of the land must be completed. In accordance with the City of Dreams land concession contract and the Studio City land concession contract, the City of Dreams complex and the Studio City project must be fully developed by January 28, 2018 and July 24, 2018, respectively. We are in an early stage of developing the fifth hotel tower at City of Dreams and currently reviewing its development plan and schedule. While the first phase of the Studio City project is expected to be completed by the third quarter of 2015, we must complete the remaining phase of Studio City by July 24, 2018 in order to comply with the terms of the Studio City land concession contract. Our plan for the remaining phase of Studio City project is preliminary and currently under review. There is no guarantee we will complete the development of the new hotel or the Studio City project by the relevant deadline. In the event that additional time is required to complete the development of such new hotel or the remaining phase of Studio City, we will have to apply for an extension of the relevant development period. While the Macau government may grant such extension if we meet certain legal requirements and the application for extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us the necessary extension of the development period or not exercise its right to terminate the City of Dreams land concession or the Studio City land concession. In the event that no extension is granted or either the City of Dreams land concession or the Studio City land concession are terminated, we could lose all or substantially all of our investment in the City of Dreams complex or the Studio City project and may not be able to continue to operate the City of Dreams or operate the Studio City project as planned, which will materially adversely affect our business and prospects, results of operations and financial condition.

Inadequate transportation infrastructure in the Philippines or Macau may hinder the increase in visitation to the Philippines or Macau.

City of Dreams Manila is located within Entertainment City, Manila, an area in the city of Manila which is currently under development. Other than Solaire, there are currently no other integrated tourism resorts which have begun operations in Entertainment City, Manila. It is unlikely that Manila’s existing transportation infrastructure is capable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to large scale integrated resorts within Entertainment City, such as City of Dreams Manila. Although the Philippine government is currently examining viable alternatives to ease traffic congestion in Manila, including construction of new highways and expressways, there is no guarantee that these measures will succeed, or that they will sufficiently alleviate traffic congestion or other deficiencies in Manila’s transportation infrastructure. Traffic congestion and other problems in Manila’s transportation infrastructure could adversely affect the tourism industry in the Philippines and reduce the number of potential visitors to City of Dreams Manila, which could, in turn, adversely affect our business and prospects, financial condition and results of our operations.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, plane and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede visitation to Macau and adversely affect our projects in Macau.

Conducting business in Macau and the Philippines is subject to certain regional and global political and economic risks that may significantly affect visitation to our properties and have a material adverse effect on our results of operations.

Most of our properties are located in Macau and a significant number of our gaming customers come from mainland China. Accordingly, our business development plans, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and China or changes in laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions;

•	tightening of travel or visa restrictions to Macau which may be imposed by China;

•	changes in policies of the government or changes in laws and regulations, or in the interpretation or enforcement of these laws and regulations, particularly anti-smoking legislation, gaming table allocation policies, exchange control regulations, regulations relating to repatriation of capital or measures to control inflation and monetary transfers;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the tax laws and regulations.

For example, our business and operations are affected by the travel or visa restrictions imposed by China on its citizens from time to time. The Chinese government imposes restrictions on exit visas granted to resident citizens of mainland China for travel to Macau. The government further restricts the number of days that resident citizens of mainland China may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the Chinese government from time to time, could disrupt the number of visitors from mainland China to our property.

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

The demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from mainland China and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy, or fears of armed conflict or future acts of terrorism. In addition, our business and results of operations may be materially and adversely affected by any changes in China’s economy, including the decrease in the pace of economic growth. In 2014, the economy in China grew at a slower pace compared to the five preceding years. There is no guarantee that economic downturns or further decrease of economic growth in China will not occur in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

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

In addition, demand for, and the prices of, gaming and entertainment products are directly influenced by economic conditions in the Philippines, including growth levels, interest rates, inflation, levels of business activity and consumption, and the amount of remittances received from overseas Filipino workers. Any deterioration in economic and political conditions in the Philippines or elsewhere in Asia could materially and adversely affect our Company’s business in the Philippines, as well as the prospects, financial condition, and results of our operations in the Philippines.

Our business in the Philippines will also depend substantially on revenues from foreign visitors and may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damages, and that any such damage will be completely covered by insurance or at all. Any of these occurrences may disrupt our operations in the Philippines.

Certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties and, in turn, materially and adversely affect our business, financial condition and results of operations.

The number of patrons visiting our properties in Macau, and the spending of such patrons, may be affected by changes in policies and campaigns of the Chinese government. For example, recent initiatives and campaign undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumer and a decrease in their spending, particularly in luxury good sales and other discretionary spending. In addition, the number of patrons visiting our properties in Macau may be affected by the Chinese government’s focus on deterring marketing of gambling to Chinese mainland residents by foreign casinos and its initiatives to tighten monetary transfer regulations and increase monitoring of various transactions related to Macau, including bank or credit card transactions.

Our Macau gaming business is dependent on visitors from China and any campaigns or initiatives which impact Chinese consumers’ willingness to spend may have a material effect on Macau’s gaming market and materially and adversely affect our business, financial condition and results of operations.

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. Although we now also generate revenues from our Philippine operations, we continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. According to DICJ, the Macau gaming market experienced a decline in gross gaming revenues as compared to 2013, and the decline has continued into 2015, with gross gaming revenues in Macau declining by approximately 35.1% on a year-over-year basis in the first two months of 2015. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market.

The gaming industries in the Philippines and Macau are highly regulated.

Gaming is a highly regulated industry in Macau. Our Macau gaming business is subject to various laws, such as those relating to licensing, tax rates and anti-money laundering measures, which may change or become more stringent. Changes in laws may result in additional regulations being imposed on our gaming operations in Macau and our future projects, including Studio City project. Our operations in Macau are also exposed to the risk of changes in the Macau government’s policies that govern operations of Macau-based companies and the Macau government’s interpretation of or amendments to our gaming subconcession. Any such adverse developments in the regulation of the Macau gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful. See “— Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or regulations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

The Philippine gaming industry is also highly regulated. City of Dreams Manila may legally operate under the Provisional License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Provisional License requires 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence in our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

In addition, our licenses and permits from various Philippine government agencies, such as those related to labor, public works, safety, fire, buildings, health and environmental, are required to be renewed annually. There is no guarantee that the requirements for the said permits and licenses will remain the same, or that the relevant Philippine government agencies will not impose additional and more onerous requirements. This may affect our ability to renew our licenses and permits, which could adversely affect our business in the Philippines.

We face intense competition in Macau, the Philippines and elsewhere in Asia and may not be able to compete successfully.

The hotel, resort and gaming businesses are highly competitive. The competitors of our business in Macau, the Philippines and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources and greater access to capital to support their developments and operations in Macau, the Philippines, and elsewhere.

In the Philippine gaming market, we will compete with hotels and resorts owned by both Philippine nationals and foreigners. PAGCOR, an entity owned and controlled by the government of Philippines, also operates gaming facilities across the Philippines. We expect our operations in the Philippines to face competition from gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas, as we expect to target similar pools of customers and tourists. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to City of Dreams Manila, and to promote Manila as a gaming destination.

In Macau, some competitors have announced intentions for further expansion and developments in Cotai, where City of Dreams is, and Studio City will be, located. For example, Galaxy opened Galaxy Macau Resort in Cotai in May 2011 and has announced the opening of Phase 2 of the Galaxy Macau Resort in May 2015, Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened Sands Cotai Central in Cotai in April 2012 and has announced the opening of the Parisian in Cotai in 2016. Wynn Macau, MGM Grand Paradise and SJM have each begun construction of additional projects in Cotai which have been announced to open in the first half of 2016, 2016 and 2017 respectively. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

We also compete to some extent with casinos located in other countries, such as Malaysia, Singapore, North Korea, South Korea, Cambodia, Australia, New Zealand, Vietnam, and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, certain countries, such as Japan, Taiwan and Thailand, may in the future legalize casino gaming. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our regional competitors also include Crown’s Crown Melbourne in Melbourne, Australia and Crown Perth in Perth, Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau, or otherwise compete with us for Asian gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”

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

Any simultaneous planning, design, construction and development of any future projects may stretch our management time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

There may be overlap of the planning, design, development and construction periods of our future projects. Members of our senior management will be involved in planning and developing our future projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to such projects, as well as our operating properties, and that may delay the construction or opening of any of our future projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

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

The pool of experienced gaming and other skilled and unskilled personnel in Macau and the Philippines is limited. Many of our new personnel occupy sensitive positions requiring qualifications sufficient to meet gaming regulatory and other requirements, or are required to possess other skills for which substantial training and experience are needed. Moreover, competition to recruit and retain qualified gaming and other personnel is expected to continue, as well as our demand for qualified personnel. In addition, we are not currently allowed under Macau government policy to hire non-Macau resident dealers and supervisors.

We cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties, or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business. Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case by case basis and for construction works it shall have to be at least 1:1, unless otherwise authorized by the Macau government. This could have a material adverse effect on our ability to complete future works on our properties, for example, Studio City, or the fifth hotel tower at City of Dreams. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment industries, this could have a materially adverse effect on the operation of our properties.

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

Moreover, casino resort employers may also contest the hiring of their former employees by us. There can be no assurance that such claim will not be successful or other similar or claims will not be brought against us or any of our affiliates in the future. In the event any such claim is found to be valid, we could suffer losses and face difficulties in recruiting from competing operators. If found to have basis by courts, these allegations could also result in possible civil liabilities on us or our relevant officers if such officers are shown to have deliberately and willfully condoned a patently unlawful act of the corporation.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we maintain various types of insurance policies for our Philippine business and operations, including property damage, business interruption, general liability and a standard all risk insurance policies, and a surety bond required by PAGCOR, which secures the prompt payment by MCE Leisure Philippines of the monthly Licensee Fees due to PAGCOR. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium cost, terms, conditions and limits upon policy renewals. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.

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

There is limited available insurance in Macau and the Philippines and our insurers in Macau and the Philippines may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, Melco Crown Macau’s subconcession contract with Wynn Macau relating to the gaming concession in Macau (the “Subconcession Contract”), the Provisional License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau and the Philippines respectively, unless otherwise authorized by the respective government(s). Failure to maintain adequate coverage could be an event of default under our credit agreements, the Subconcession Contract or the Provisional License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Terrorism and the uncertainty of war, crime, natural disasters and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and the Philippines and harm our operating results.

The strength and profitability of our business depends on consumer demand for casino resorts and leisure travel in general. Terrorist acts could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. Disruptive incidents in Manila in previous years include widespread demonstrations that compelled a president to resign, widespread strikes by labor federations, attempted coups d’état and military rebellions, and kidnappings and murders. Widely-publicized criminal acts that have resulted in numerous deaths and injuries have also taken place in Metro Manila. We cannot predict the extent to which future terrorist acts and crimes may affect us, directly or indirectly.

In addition to acts of terrorism, Metro Manila has experienced severe natural disasters and its authorities may not be prepared or equipped to respond to such disasters. Macau, consisting of a peninsula and two islands off the coast of mainland China, is also susceptible to extreme weather condition. Unfavorable weather conditions, severe typhoon or other natural disasters in Macau could prevent or discourage guests from traveling to Macau.

We cannot guarantee that any disruption to our operations will not be protracted nor that any damage we incur from such disruption would be completely covered by insurance or at all. Any of these occurrences may disrupt our operations and could materially and adversely affect our business, financial condition and results of operations. Furthermore, any of the above occurrences may also destabilize the economy and business environment in Macau and the Philippines, which could also materially and adversely affect our business, financial condition and results of operations.

An outbreak of widespread health epidemic, contagious disease or other outbreaks may have an adverse effect on the economies of certain Asian countries and may have material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS) or Ebola. The occurrence of such health epidemic, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so there can be no assurance that an effective vaccine can be discovered or commercially manufactured in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.

There can be no assurance that an outbreak swine flu , avian influenza, SARS, Ebola, or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our employees or others involved in our operations were suspected of having the swine flu, avian influenza, SARS or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the global or PRC economy in general.

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, Pataca, or Philippine peso and other risks related to foreign exchange and currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our current revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Patacas, H.K. dollars and Philippine peso. In addition, we have revenues, assets, debt and expenses denominated in Philippine peso relating to our business in the Philippines. We also have subsidiaries, branch offices and assets in various countries, including Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, after giving effect to the issuance of the 2013 Senior Notes and Studio City Notes, and certain expenses, are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.

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

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2014 and 2013. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

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

For example, the Taipei District Prosecutors Office brought an indictment in August 2014 against our Taiwan branch office of a subsidiary and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutors Office froze one of such Taiwan branch office’s deposit accounts, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen, in connection with the investigation related to this indictment. If we fail to successfully defend the claims made by the Taipei District Prosecutors Office, we may be subject to certain statutory penalties including, but not limited to, fines and confiscation of illegal proceeds. In addition, if we are unsuccessful in defending one of our subsidiaries against certain claims alleging that it received misappropriated or misapplied funds, this may require further improvements to our existing anti-money laundering procedures, systems and controls and our business operations may be subject to greater scrutiny from relevant regulatory authorities, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Litigation and regulatory proceedings and investigation are inherently unpredictable and our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently, collecting credit from their players. We intend to selectively extend credit to certain VIP patrons in the Philippines whose level of play and financial resources warrant such an extension in our opinion. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances, Hong Kong. As most of our gaming customers in Macau are visitors from other jurisdictions, principally Hong Kong and China, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions, including China, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also, in given cases, have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in Macau, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax will still be payable on the resulting gaming revenues, notwithstanding our uncollectible receivable. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

The current credit environment may limit availability of credit and may negatively impact our business and financial plans.

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

Gaming promoters, who organize tours for rolling chip patrons to casinos in Macau, are responsible for a portion of our gaming revenues in Macau. With the rise in casino operations in Macau, the competition for relationships with gaming promoters has increased. As of December 31, 2014, we had agreements in place with approximately 97 gaming promoters. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms of business to gaming promoters, including extensions of credit, which may increase our overall credit exposure. If our gaming promoters are not able to maintain relationships with patrons, our ability to maintain or grow casino revenues may be adversely affected.

We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our own and our shareholders’ reputation, as well as impaired relationships with, and possibly sanctions from, gaming regulators.

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our business. These parties include, but are not limited to, those who are engaged in gaming related activities, such as gaming promoters, and developers and hotel operators with whom we have or may enter into services agreements. Under Macau Gaming Law, Melco Crown Macau has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If we were to deal with any party whose probity was in doubt, this may be negatively perceived when assessed by the gaming regulators. Also, if a party associated with us falls below the gaming regulators’ suitability standards, we and our shareholders may suffer reputational harm, as well as impaired relationships with, and possibly sanctions from, the relevant gaming regulators with authority over our operations.

Any violation of FCPA could have a negative impact on us.

We are subject to regulations imposed by the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws which if violated may result in severe criminal and civil sanctions as well as other penalties. There has been a general increase in FCPA enforcement activity in recent years by the SEC and U.S. Department of Justice. Both the number of FCPA cases and sanctions imposed have risen dramatically. We cannot assure you that our ongoing FCPA compliance program would be effective or that our employees, contractors and agents will continually adhere to our compliance programs. Should they not follow our programs, we could be subject to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our financial condition.

A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

We have applied for and/or registered the trademarks “Altira,” “Mocha Club,” “City of Dreams”, “City of Dreams Manila”, “Studio City”, “Melco Crown Entertainment” and “Melco Crown Philippines” in, as the case may be, Macau, the Philippines and other jurisdictions. We have also registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila. We endeavor to establish and protect our intellectual property rights and our goods and services through trademarks and service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties are beginning to gain recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact the development of our brands and have a material adverse effect on our business, financial condition and results of operations. For example, if a third party claims we have infringed, currently infringe, or could in the future infringe its intellectual property rights, we may need to cease use of such intellectual property or incur substantial expenses to defend against such allegations, or if third parties misappropriate or infringe our intellectual property, we may need to take steps to protect our intellectual property, which may result in substantial expenses, all of which may adversely affect our business, financial condition and results of operations.

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

Macau’s free port, offshore financial services and free movements of capital has created an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau and the Philippines. We cannot assure you that any such policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau. In the normal course of business, we expect to be required by regulatory authorities from Macau and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations. We deal in significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations.

In the Philippines, we will deal with significant amounts of cash during the initial stages of regular operations. We are required to comply with all applicable anti-money laundering laws and regulations in the Philippines, as well as international standards. In the normal course of business, we expect to be required by regulatory authorities from the Philippines and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations. While we expect to expend time and cost in connection with such regulatory compliance matters, we cannot provide any assurance that any such regulatory compliance matters will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of the Philippines.

Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. Any serious incident of or repeated violation of laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession or the Provisional License. For more information regarding anti-money laundering regulations in Macau and the Philippines, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering Regulations in Macau” and “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines”.

Our business requires the collection and retention of customer data, which could expose us to regulatory and other risks associated with information technology system.

Our business requires the collection and retention of customer data, including credit card numbers and other personally identifiable information of our customers. We are also required under applicable law to collect and retain personal data in respect of our employees. While we believe that our system and practices are generally adequate to meet applicable legal and regulatory requirements in Macau and the Philippines with regard to the collection, retention and processing of personal data, our information technology system may be unable to satisfy changing regulatory requirements, or may require additional investments or time in order to do so. In addition, our information technology system and records may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of personal data. A significant loss, theft or fraudulent use of personal data maintained by us or any breach by us of the applicable regulatory requirements in Macau or the Philippines could adversely affect our reputation and could result in criminal or administrative penalties, in addition to any civil liability and other expenses.

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

Many of our auditor’s other clients have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditor within mainland China without the approval of the Chinese authorities. Thus, our auditor is not currently inspected fully by the PCAOB.

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

Risks Relating to the Gaming Industry and Our Operations in Macau

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi.

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

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws, smoking regulations or other regulations that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. See “—The gaming industries in the Philippines and Macau are highly regulated”.

The Macau government, from time to time, enacts legislations and imposes various regulations and restrictions that affect the gaming industry in Macau. For example, the Macau government has passed anti-smoking legislation and rules restricting smoking in our Macau properties. Recent public announcements indicate that the Macau government intends to pursue a full smoking ban within all Macau casinos. The Macau government continues to amend its legislation and rules relating to smoking in public areas and impose new restrictions and rules. From time to time, the Macau government may take enforcement actions, such as imposing fines or other penalties, against gaming operators for any violation of anti-smoking regulations and rules. The implementation of such legislation, rules and regulations may deter potential gaming patrons who are smokers from frequenting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction imposed by the Macau government may lead to, among others, the closure of our gaming machine lounges, and have material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses.

Our activities in Macau are also subject to administrative review and approval by various departments of the Macau government. Our ability to obtain and maintain such administrative approvals may have a material impact on our business and operations.

The Macau government has established a maximum number of gaming tables that may be operated in Macau and may limit the number of new gaming tables at new gaming areas in Macau, including our development project, Studio City.

The Macau government has imposed a cap on gaming tables and restricts the number of gaming tables that may be operated in Macau. A cap of 5,500 tables up to the end of the first quarter of 2013 was implemented. In addition, for a period of 10 years from the second quarter of 2013, the number of gaming tables to be authorized by the Macau government will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables in Macau as of December 31, 2014, was 5,711. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government. Given such announcements by the Macau government, we may not be able to obtain Macau government’s approval to operate a sufficient number of gaming tables at our development project, Studio City. These restrictions may have a material impact on our gaming revenues, overall business and operations and may adversely affect our development projects and the future expansion of our business. The lack of authorization to operate a sufficient number of gaming tables at Studio City may result in a breach of conditions and covenants contained in our Studio City Project Facility that could result in occurrence of events of default under the Studio City Project Facility and other debt instruments and consequential enforcement by the lenders and noteholders. See “— The Studio City Project Facility imposes certain conditions for the formal opening of Studio City and the failure to satisfy such conditions could lead to a material adverse effect on our business.”

Our business and operations in Macau are dependent upon our subconcession and, if we fail to comply with the complex legal and regulation regime in Macau, we may be subject to revocation of the subconcession.

Under the terms of the Subconcession Contract, we are obligated to comply with all laws, regulations, rulings and orders promulgated by the Macau government from time to time. In addition, we must comply with all the terms of the Subconcession Contract which contains various general covenants and provisions , such as general and special duties of cooperation, special duties of information, and obligations for the execution of our investment plan , as to which the determination of compliance is subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will depend on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations.

Under Melco Crown Macau’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and impose business and corporate requirements that may be binding on us. For example, the Macau Chief Executive has the right to require that we increase Melco Crown Macau’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries. Melco Crown Macau must first obtain the Macau government’s approval before raising certain debt or equity. In addition, and the terms of our debt facilities and agreements impose restrictions on our ability to incur debt and raise capital. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Subconcession Contract is revocation of the subconcession. Under the subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by Melco Crown Macau with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur all of our casino premises and gaming equipment would revert to the Macau government automatically without compensation to us and Melco Crown Macau would be unable to operate casino gaming in Macau which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, please see “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Subconcession Contract in Macau.” These events could lead to the termination of Melco Crown Macau’s subconcession without compensation to Melco Crown Macau. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation.

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

Companies in Macau are subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws. We are also subject to a 35% special gaming tax on our gaming revenues as well as other levies of 4% imposed under the Subconcession Contract. The other levies are subject to change on renegotiation of the Subconcession Contract and as a result of any change in relevant laws. The Macau government granted to Melco Crown Macau the benefit of a corporate tax holiday on gaming income in Macau for five years from 2007 to 2011 and the exemption has been extended for five years from 2012 through 2016. In addition, in 2014 the Macau government accepted an application by one of our subsidiaries in Macau for a corporate tax exemption until 2016 on amounts transferred to it by Melco Crown Macau, to the extent that such amounts result from gaming operations within Studio City and have been subject to gaming tax. The Macau government clarified that share dividends payment by such subsidiary would continue to be subject to complementary tax. However, we cannot assure you that the corporate tax holiday benefits will be extended beyond the expiration date.

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

A significant number of our gaming customers in Macau come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties in Macau from mainland China. Since mid-2003, under the Individual Visit Scheme, or IVS, mainland Chinese citizens from certain cities have been able to travel to Macau on an individual visa application basis and did not need to join a tour group which they would have otherwise been required to do. In mid-2008, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. In addition, in May 2009, China placed certain restrictions on the operations of “below-cost” tour groups that involve low up-front payments and compulsory shopping. It is not known when, or if, policies similar to those implemented previously restricting visitation by mainland Chinese citizens to Macau and Hong Kong, will be put in place and visa policies may be adjusted, without notice, in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.

Risks Relating to the Gaming Industry and Our Business in the Philippines

MCE Leisure Philippines leases the land and buildings comprising the site occupied by City of Dreams Manila.

MCE Leisure Philippines entered into a lease agreement on October 25, 2012, which became effective on March 13, 2013 (“Lease Agreement”), where it leases the land and buildings occupied by City of Dreams Manila from Belle Corporation, which, in turn, leases part of the land from the Philippine government’s social security system (the “Social Security System”). Although MCE Leisure Philippines has not encountered any issues with respect to its tenancy relationship with Belle Corporation, there can be no assurance that such good relations will continue. Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises and the maintenance and normal repair of the buildings, any of which could result in an arbitrable dispute between Belle Corporation and MCE Leisure Philippines. There can be no assurance that any such dispute would be resolved or settled amicably or expediently. Furthermore, during the pendency of any dispute, Belle Corporation as landlord could discontinue essential services necessary for the operation of City of Dreams Manila, or seek relief to oust MCE Leisure Philippines from possession of the leased premises. Any prolonged or substantial dispute between Belle Corporation and MCE Leisure Philippines, or any dispute arising under the lease agreement between Belle Corporation and the Social Security System, could have a material adverse effect on the operations of City of Dreams Manila, which would in turn adversely affect our business, financial condition and results of operations. In addition, any negative publicity arising from the disputes or non-compliance by Belle Corporation with the lease terms would have a material adverse effect on our business and prospects, financial condition and results of operations.

Furthermore, the Lease Agreement may be terminated under certain circumstances, including MCE Leisure Philippines’ non-payment of rent, or if either party fails to substantially perform any material covenants under the Lease Agreement and fails to remedy such breach in a timely manner which would cause a material adverse effect on our business and prospects, financial condition, results of operation and cash flows.

If the termination of certain agreements which Belle Corporation previously entered into with another casino operator and other third parties is not effective, such operator and third parties may seek to enforce these agreements against Belle Corporation or MCP as a co-licensee of Belle Corporation, which could adversely impact City of Dreams Manila and MCP.

Prior to MCE Leisure Philippines being designated as the sole operator under the Provisional License, the former licensees of the Provisional License had previously entered into contracts with another operator and certain third-party contractors for the fit-out and other design work related to City of Dreams Manila in its previous form. Belle Corporation and the other Philippine Parties subsequently chose to terminate such pre-existing contracts and the operator signed a waiver releasing the Philippine Parties from all obligations under the contracts. Although Belle Corporation agreed to indemnify the MCE Philippine Parties from any loss suffered in connection with the termination of such contracts, there can be no assurance that Belle Corporation will honor such agreement. Any issues which arise from such contracts and their counterparties, or an attempt by another operator or any other third party contractors to enforce provisions under such contracts, could interfere with MCP’s operations or cause reputational damage, which would in turn materially adversely affect our business, financial condition and results of operations.

Compliance with the terms of the Provisional License, MCP’s ability to operate City of Dreams Manila, and the success of City of Dreams Manila as a whole are dependent on the actions of other Philippine Licensees over which MCP has no control.

Although MCE Leisure Philippines is the sole operator of City of Dreams Manila, the ability of the MCE Philippine Parties to operate City of Dreams Manila, as well as the fulfillment of the terms of the Provisional License granted by PAGCOR in relation to City of Dreams Manila, depends to a certain degree on the actions of the Philippine Parties. For example, the Philippine Parties, as well as the MCE Philippine Parties, are responsible for meeting a certain debt to equity ratio as specified in the Provisional License. The failure of any of the Philippine Parties to comply with these conditions will also result in a breach of the Provisional License. As the Philippine Parties are separate corporate entities over which MCP has no control, there can be no assurance that the Philippine Parties will remain in compliance with the terms of the Provisional License of their obligations and responsibilities under the Philippine Cooperation Agreement. In case any noncompliance issues arise, there can be no assurance that the Provisional License will not be suspended or revoked. In addition, if any of the Philippine Parties fails to comply with any conditions to the Provisional License, MCP may be forced to take action against the Philippine Parties under the Philippine Cooperation Agreement or to enter into negotiation with PAGCOR for amendments to the Provisional License. There can be no assurance that such an attempt to amend the Provisional License would be successful. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Furthermore, under the Philippine Cooperation Agreement, the Philippine Parties are required to contribute the land and building structures for City of Dreams Manila. There can be no assurance that the title to the land and building structures for City of Dreams Manila will not be challenged by third parties or the Philippine government in the future. Any such event, each of which is beyond MCP’s control, may curtail the ability of MCP to operate City of Dreams Manila in an efficient manner or at all and have a material adverse effect on our business, financial condition and results of operations.

MCE Leisure Philippines’ right to operate City of Dreams Manila is subject to certain limitations.

MCE Leisure Philippines’ right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among MCE Leisure Philippines and the Philippine Parties. For example, MCE Leisure Philippines is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (increased by 5.0% each year on the anniversary of the date of entry into the operating agreement) without the consent of the other Philippine

Licensees. In addition, MCE Leisure Philippines is required to remit specified percentages of the mass market and VIP gaming earnings before interest, tax, depreciation and amortization or revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc. (“PLAI”).

If MCE Leisure Philippines is unable to comply with any of the provisions of the operating agreement, the other parties to the operating agreement may bring lawsuits and seek to suspend or replace MCE Leisure Philippines as the sole operator of City of Dreams Manila, or terminate the operating agreement. Moreover, the Philippine Parties may terminate the operating agreement, if MCE Leisure Philippines materially breaches the operating agreement. Termination of the operating agreement, whether resulting from MCE Leisure Philippines’ or the Philippine Parties’ non-compliance with the operating agreement, would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

MCE Leisure Philippines may be forced to suspend VIP gaming operations at City of Dreams Manila under certain circumstances.

Under the operating agreement for City of Dreams Manila, MCE Leisure Philippines must periodically calculate, on a 24-month basis, the respective amounts of VIP gaming earnings before interest, tax, depreciation and amortization derived from City of Dreams Manila (the “PLAI VIP EBITDA”) and VIP gaming net win derived from City of Dreams Manila pursuant to the operating agreement (the “PLAI VIP Net Win”) and report such amounts to the Philippine Parties. If the PLAI VIP EBITDA is less than the PLAI VIP Net Win, the Philippine Licensees must meet within 10 business days to discuss and review City of Dreams Manila’s financial performance and agree on any changes to be made to the payment terms under the operating agreement. If such an agreement cannot be reached within 90 business days, MCE Leisure Philippines must suspend VIP gaming operations at City of Dreams Manila, and the rent payable in respect of that part of the building designed primarily or exclusively for VIP gaming usage will be abated for as long as the VIP gaming operations are suspended.

Any suspension of VIP gaming operations at City of Dreams Manila would materially adversely impact gaming revenues from City of Dreams Manila. Moreover, suspension of VIP gaming operations could effectively lead MCE Leisure Philippines to limit or suspend certain non-gaming operations focusing on VIP players, such as the VIP hotel and VIP lounge, which would further reduce revenues from City of Dreams Manila. A suspension of VIP gaming operations, even for a brief period of time, could also damage the reputation and reduce the attractiveness of City of Dreams Manila as a premium gaming destination, particularly among premium direct players and other VIP players, as well as gaming promoters, which could have a material adverse effect on our business, financial condition and results of operations.

MCP may experience difficulty in managing the operations of City of Dreams Manila.

City of Dreams Manila’s operations may need to develop rapidly as the Philippine gaming market matures and the three other holders of PAGCOR licenses in Entertainment City commence operations and develop their businesses.

MCP may not be able to implement an effective business strategy to keep pace with the development of the Philippine gaming market. It may not be able to operate additional facilities or expand City of Dreams Manila. Any failure by MCP to develop within the Philippine gaming market or take advantage of the opportunities presented by a developing market may have a material adverse effect on our business and results of operations.

City of Dreams Manila’s ability to generate revenues depends to a substantial degree on the development of Manila and the Philippines as a tourist and gaming destination.

The integrated casino resort and gaming industry in the Philippines is in an early stage of development and has a limited track record. It is difficult to evaluate the attractiveness of each of Entertainment City, Manila and the Philippines, in general, as viable gaming destinations to domestic and international visitors. City of Dreams Manila’s ability to generate revenue depends to a substantial degree on the continued development of the Philippines as a tourist and gaming destination, which in turn depends on several factors beyond the control of MCP, including the Philippine government’s ability to successfully promote the Philippines as an attractive tourist destination, general promotion of the Philippines by the Philippine Department of Tourism and key tourism companies, the development of transportation and tourism infrastructure, consumer preferences and other factors in the Philippines and the region. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

MCP’s strategy to attract Premium Market customers to City of Dreams Manila may not be effective.

A part of MCP’s strategy for City of Dreams Manila is to capture a share of the premium gaming market in the region. Compared to general market patrons, whose typical wagers are relatively low, premium market patrons usually have higher minimum bets. Despite its targeted marketing efforts, there can be no assurance that the premium market customers will be incentivized to play in City of Dreams Manila rather than in comparable properties in Macau or elsewhere in the region, as these players may be unfamiliar with the Philippines or refuse to change their normal gaming destination. If MCP is unable to expand in the premium market as it intends, this would adversely affect its and/or our business and results of operations.

Changes in public acceptance of gaming in the Philippines may adversely affect City of Dreams Manila.

Public acceptance of gaming changes periodically in various gaming locations in the world and represents an inherent risk to the gaming industry. In addition, the Philippine Catholic Church, community groups, non-governmental organizations and individual government officials have, on occasion, taken strong and explicit stands against gaming. PAGCOR has in the past been subject to lawsuits by individuals trying to halt the construction of casinos in their communities. Church leaders have on occasion called for the abolition of PAGCOR. There can be no guarantee that negative sentiments will not be expressed in the future against City of Dreams Manila or integrated casino resorts in general, which may reduce the number of visitors to City of Dreams Manila and materially and adversely affect our business, financial condition and results of operations.

MCP may be unable to successfully register City of Dreams Manila as a tourism enterprise zone with the Philippine Tourism Infrastructure and Enterprise Zone Authority, an agency of the Philippine Department of Tourism (“TIEZA”)

While MCE Leisure Philippines intends to apply for a designation as a tourism enterprise with TIEZA, there can be no assurance that TIEZA will approve the designation of MCE Leisure Philippines as a tourism enterprise. If MCE Leisure Philippines is unable to register as a tourism enterprise with TIEZA, it will not be entitled to certain fiscal incentives provided to some of MCE Leisure Philippines’ competitors that may be registered as tourism enterprises under TIEZA. For example, MCP’s liability for Value Added Tax (“VAT”) on its sales largely depends on whether it may avail itself of tax incentives under TIEZA. If tax incentives under TIEZA are not available to MCP, it will be liable for VAT and these factors may result in a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

In addition, if MCE Leisure Philippines is able to register as a tourism enterprise with TIEZA, it will then be required to withdraw its current registration as a tourism economic zone enterprise with the Philippine Economic Zone Authority. The process of shifting from a tourism economic zone enterprise under Philippine Economic Zone Authority to a tourism enterprise under TIEZA is uncertain. There is also uncertainty with respect to the fiscal incentives that may be provided to a registered tourism enterprise under TIEZA. Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

If MCP and its subsidiaries successfully registers with TIEZA and is entitled to an income tax holiday, it is entitled to an option to be subject to a special tax rate of 5% on gross income. If MCP and its subsidiaries exercises such option, its sales for non-gaming operations may be exempted from VAT, which is currently levied at a rate of 12% of gross selling price or gross value in money of the goods or properties sold. Any VAT liability may result in a material adverse effect on MCP and its subsidiaries’ business and prospects, financial condition, results of operations and cash flows.

However, several House Bills and Senate Bills are currently pending in Congress with the view of rationalizing fiscal incentives which are currently granted to certain enterprises and activities, including tourism enterprises. It is uncertain what the effect will be on the incentives currently granted to qualified tourism enterprises under the Tourism Act, if and when such bills are passed into law.

MCP’s gaming operations are dependent on the Provisional License issued by PAGCOR.

PAGCOR regulates all gaming activities in the Philippines except for lottery, sweepstakes, jueteng, horse racing, and gaming inside the Cagayan Export Zone. City of Dreams Manila’s gaming areas may only legally operate under the Provisional License granted by PAGCOR, which imposes certain requirements on the MCE Philippine Parties and their service providers. The Provisional License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Provisional License include, among others:

•	to pay license fees monthly to PAGCOR;

•	not to exceed a 70:30 debt-to-equity ratio for each of the Philippine Licensees;

•	to hire locally at least 95.0% of total employees of City of Dreams Manila;

•	to ensure at least 40.0% of City of Dreams Manila’s gaming personnel are exclusively supplied by PAGCOR, where practicable;

•	to purchase at least 90.0% of City of Dreams Manila’s furniture and fixtures from Philippine manufacturers;

•	to deposit US$100.0 million in an escrow account and maintain a minimum balance of US$50.0 million at all times;

•	to remit 2.0% of certain casino revenues and 5.0% of certain non-gaming revenues; and

•	to obtain a regular license to replace the Provisional License upon City of Dreams Manila’s completion and PAGCOR’s approval.

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

There can be no assurance that the Philippine Licensees will be able to continuously comply with all of the Provisional License’s requirements, or that the Provisional License will not be modified to contain more onerous terms or amended in such a manner that would cause the Philippine Licensees to lose interest in the operation of City of Dreams Manila. If the Provisional License is materially altered or revoked for any reason, including the failure by the Philippine Licensees to comply with its terms, or if a regular license is not issued upon City of Dreams Manila’s completion, MCP may be required to cease City of Dreams Manila’s gaming operations, which would have a material adverse effect on our business, financial condition and results of operations. In addition, a failure in the internal control systems of MCP may cause PAGCOR to adversely modify or revoke the Provisional License. Finally, the Provisional License, or any regular license issued to replace the Provisional License, will terminate in 2033, coinciding with the PAGCOR Charter’s termination, and there is no guarantee that the PAGCOR Charter or the regular license issued to replace the Provisional License will be renewed. MCE Leisure Philippines, on behalf of the Philippines Licensees, has applied to PAGCOR for the issuance of a regular casino license on January 30, 2015.

In addition, City of Dreams Manila’s gaming operations is highly regulated in the Philippines. As PAGCOR is also a gaming operator, there can be no assurance that PAGCOR will not withhold certain approvals from the MCE Philippine Parties in order to favor its own gaming operations. PAGCOR may also modify or impose additional conditions on its licensees or impose restrictions or limitations on MCE Leisure Philippines’ casino operations that would interfere with MCE Leisure Philippines’ ability to provide VIP services, which could adversely affect MCP’s business, financial condition and results of operations.

City of Dreams Manila may be required to obtain an additional legislative franchise, in addition to its Provisional License or regular casino license, as the case may be.

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

It is not yet known if House Bill 5682, in its current form, will be approved by the Senate or signed into law by the President of the Philippines. In the event that House Bill 5682 is signed into law, City of Dreams Manila may be required to obtain an additional legislative franchise in addition to its Provisional License or regular license, if granted, and there can be no assurance that such a franchise, which generally requires legislative approval after public hearings, will be granted. In addition, the Provisional License or regular license, if granted, may be subject to amendment or repeal in the event that Congress determines that the common good so requires. In the event City of Dreams Manila is not granted any required franchise, or the Provisional License or regular license, if granted, is materially amended or repealed, the operation of City of Dreams Manila may cease, which would have a material adverse effect on our business, financial condition and results of operations.

Recent investigations of bribery involving certain officials of PAGCOR and another holder of a provisional license granted by PAGCOR may result in wider investigation of all other provisional licenses.

In February 2012, various articles reported that Kazuo Okada, a Japanese national and a principal of Universal Entertainment Group (which is the ultimate parent of Tiger Resort Leisure and Entertainment Inc.) was accused by former business partner, Steve Wynn of Wynn Resorts of bribery of gaming officials in certain jurisdictions. Although the allegations by Mr. Wynn against Mr. Okada and officials of PAGCOR have yet to be proven and Mr. Okada has categorically denied any improprieties, various agencies in the Philippines have already called for investigations into the matter. There can be no assurance that such investigations will not result in wider investigation of both former and present officials of PAGCOR who were involved in the approval and granting of all other provisional licenses. In addition, such investigations could also lead to suspension and even termination of any or all such provisional licenses which were granted under the authority of such PAGCOR officials, which would have a material adverse effect on our business, goodwill and operations.

The Philippine Licensees may be subject to corporate income tax unless the courts affirm the tax exemption in favor of holders of PAGCOR licenses.

The Philippine Licensees may be subject to corporate income tax at the rate of 30% despite that they are entitled to pay license fees to PAGCOR “in lieu of all taxes” pursuant to the Provisional License. On March 2011, the Supreme Court of the Philippines pronounced the fact that PAGCOR’s exemption from corporate income tax under the PAGCOR Charter was implicitly revoked and PAGCOR has been removed from the list of government owned and controlled corporations that are exempt from paying corporate income tax. In relation to this, on April 2013, the BIR issued a Revenue Memorandum Circular indicating that PAGCOR and its licensees and contractees are subject to corporate income tax on its operations of gambling, casinos, gaming clubs and other similar recreation or amusement places and gaming pools. To mitigate the effects of the Supreme Court decision, PAGCOR, in May 2014, issued a regulation allowing the Philippine Licensees and the other casino operators a ten percent (10%) temporary reduction of the monthly Licensee Fees to be remitted to PAGCOR. This 10% will be used to pay any corporate income tax that may levied against the Philippine Licensees and the other casino operators at the end of the fiscal year, and any remaining amount after paying the said tax shall be remitted to PAGCOR.

Recently, in February 2015, the Supreme Court issued a decision stating that PAGCOR’s income from its gaming operations can only be subject to a five percent (5%) franchise tax, and not to corporate income tax. The Supreme Court ruled that despite amendments to the National Internal Revenue Code, the PAGCOR Charter remains in effect, and thus, income from gaming operations shall not be subject to corporate income tax. However, the decision is not yet final at this point and may still be subject to a motion for reconsideration.

Furthermore, House Bill No. 4934 was introduced in the House of Representatives of the Philippines which seeks to amend the provisions of the Philippines’ National Internal Revenue Code and levy a standard five percent (5%) franchise tax against all casino operators, in lieu of all national and local Philippine taxes. If passed into law, this will ensure that no casino operator will be subjected to corporate income tax (or any other tax on the casino operators’ business) and will only be subjected to a standard 5% franchise tax on gross revenue or earnings. This House Bill, however, is still the subject of deliberations and will still need to be approved by the Committee on Games and Amusement before it can be presented to the members of the House of Representatives for voting. There is also no assurance that the Senate of the Philippines will also approve the said bill to be enacted into law.

MCP is exposed to risks in relation to MCP’s previous business activities and industry.

Prior to our acquisition of MCP, MCP’s primary business was the manufacture and processing of pharmaceutical products. The pharmaceuticals industry is highly regulated in the Philippines and abroad. There can be no assurance that MCP will not, in the future, be involved in or subject to claims, allegations or suits with respect to its previous activities in the pharmaceutical industry, for which MCP may not be insured fully or at all. Although MCP has indemnities as to certain liabilities or claims or other protections put in place, any adverse claim or liability imputed to MCP with respect to its previous business activities could have a material adverse effect on its business and prospects, financial condition, results of operations and cash flow.

Risks Relating to Our Corporate Structure and Ownership

Our existing shareholders will have a substantial influence over us, and their interests in our business may be different than yours.

Melco and Crown together own a substantial majority of our outstanding shares, with each beneficially holding approximately 34.29% of our outstanding shares as of April 2, 2015. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our Company under which each agrees to, among other things, vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Melco and Crown, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders.

Business conducted by a collaboration of different corporate groups involves certain risks.

Melco and Crown are our controlling shareholders, with each holding approximately 34.29% of our total shares issued and outstanding as of April 2, 2015. With Melco and Crown being our controlling shareholders, there are special risks associated with the possibility that Melco and Crown may: (i) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (ii) have operations and projects elsewhere in Asia or other countries that compete with our businesses in Macau and the Philippines and for available resources and management attention within the joint venture group; (iii) take actions contrary to our policies or objectives; (iv) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (v) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

Melco and Crown may pursue additional casino projects in Asia or elsewhere, which, along with their current operations, may compete with our projects in Macau and the Philippines, which could have material adverse consequences to us and the interests of our minority shareholders.

Melco and Crown may take action to construct and operate new gaming projects located in other countries in the Asian region or elsewhere, which, along with their current operations, may compete with our projects in Macau and the Philippines and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown Melbourne in Melbourne, Australia and Crown Perth in Perth, Australia. We expect to continue to receive significant support from both Melco and Crown in terms of their local experience, operating skills, international experience and high standards. Should Melco or Crown decide to focus more attention on casino gaming projects located in other areas of Asia or elsewhere that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau and/or the Philippines, Melco or Crown may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth.

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

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our major outstanding indebtedness as of December 31, 2014 includes:

•	approximately HK$3.2 billion (equivalent to approximately US$0.4 billion) under the 2011 Credit Facilities;

•	US$825.0 million from Studio City Finance’s issuance of Studio City Notes;

•	US$1.0 billion from MCE Finance’s issuance of the 2013 Senior Notes;

•	approximately HK$10.1 billion (equivalent to approximately US$1.3 billion) under Studio City Project Facility; and

•	PHP15 billion (equivalent to approximately US$340 million at date of pricing) from MCE Leisure Philippines’ issuance of the Philippine Notes.

Our expected long-term indebtedness includes:

•	financing for a significant portion of any future projects or phases of projects. Additionally, we may incur indebtedness for the fifth hotel tower at City of Dreams, depending upon our cash flow position during the construction period.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt bears interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our own and our subsidiaries’ assets, over which our lenders have taken or will take security.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other debt obligations.

We may require additional financing to complete our investment projects, which may not be available on satisfactory terms or at all.

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities and the issuance of the 2010 Senior Notes, RMB Bonds, 2013 Senior Notes, Studio City Notes and Philippine Notes. We will require additional funding in the future for our capital investment projects, including the fifth hotel tower at City of Dreams, the next phase at Studio City and other projects, which we may raise through debt or equity financing. We may be required to seek the approval or consent of or notify the relevant government authorities or third parties in order to obtain such financings. For example, the grant of the shareholder loan by MCE (Philippines) Investments Limited to MCE Leisure Philippines pursuant to the loan agreement for a term loan facility of up to US$340 million dated December 23, 2013 for the City of Dreams

Manila project is subject to the prior approval from Bangko Sentral ng Pilipinas, the central bank of the Philippines. There is no assurance that we would be able to obtain such required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

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

The Studio City Project Facility imposes certain conditions for the formal opening of Studio City and the failure to satisfy such conditions could have a material adverse effect on our business.

Under the Studio City Project Facility, we are required to satisfy certain conditions relating to formal opening of the property by October 1, 2016. These conditions require, among others, the full opening of Studio City for business to the general public by October 1, 2016, with a minimum 400 gaming tables available for operation, and a minimum area of public floor space occupied and open for operations. In the event that we are unable to meet these conditions, it may constitute an event of default under the Studio City Project Facility. Any such event of default could cause all amounts outstanding with respect to the Studio City Project Facility to become due and payable immediately and entitle the lenders to take enforcement actions (unless the event of default is waived, or the debt is restructured or repaid). In addition, such event, or a consequent acceleration, could result in an event of default and payment acceleration under one or more of our other debt instruments such as the Studio City Note. The occurrence of an event of default under the Studio City Project Facility, or any of our other debt instruments, could have a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the 2011 Credit Facilities, Studio City Project Facility, the indenture governing the 2013 Senior Notes, Studio City Notes and Philippine Notes there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt obligations including the 2011 Credit Facilities, Studio City Project Facility and other agreements, or the indenture governing 2013 Senior Notes, Studio City Notes and Philippine Notes, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of debt or result in a default under our other debt agreements. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

The terms of the 2011 Credit Facilities may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The 2011 Credit Facilities and associated facility and security documents that Melco Crown Macau has entered into also contain a number of restrictive covenants that impose significant operating and financial restrictions on Melco Crown Macau and certain of its subsidiaries and therefore, effectively, on us. The covenants in the 2011 Credit Facilities restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	sell, transfer or dispose of assets;

•	make certain investments;

•	make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	make payments for fees or goods and services to our controlling shareholders, unless on normal commercial terms;

•	vary Melco Crown Macau’s Subconcession Contract or Melco Crown Macau and certain of its subsidiaries’ land concessions and certain other contracts; and

•	other than as agreed and provided for pursuant to the lender-approved plans (as approved under the terms of the 2011 Credit Facilities), enter into contracts for construction or financing of the fifth hotel tower at City of Dreams.

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

Studio City Project Facility and the indenture governing Studio City Notes imposes operating and financial restrictions on Studio City Finance and its subsidiaries. The restrictions that will be imposed under these debt instruments will include, among other things, limitations on the ability of Studio City Finance and its subsidiaries to:

•	pay dividends or distributions on account of equity interests;

•	incur additional debt, including guarantees;

•	make investments;

•	create liens on assets;

•	enter into transactions with affiliates;

•	engage in other businesses;

•	merge or consolidate with another company;

•	sell, transfer or dispose of assets;

•	issue preferred stock;

•	create dividend and other payment restrictions affecting subsidiaries; and

•	designate restricted and unrestricted subsidiaries.

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

The indenture governing the Philippine Notes includes a number of significant restrictive covenants. Such covenants restrict, among other things, the ability of MCP and its subsidiaries, including MCE Leisure Philippines to:

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

If we are unable to maintain our current debt facility or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), this could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of the fifth hotel tower at City of Dreams and Studio City and any other future projects. This may limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. The costs incurred by any new financing may be greater than anticipated due to the turmoil in credit markets. Such increase in funding costs may have a negative impact on our revenue and financial condition.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq, and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until April 2, 2015, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on April 2, 2015 was US$23.10 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market, the Philippine market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	general economic, political or other factors that affect the region where our properties are located;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau gaming market and/or the Philippine gaming market;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi and Philippine peso;

•	release or expiry of lock-up or other transfer restrictions on our outstanding shares;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs; and

•	rumors related to any of the above.

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

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares of the depositary and in accordance with the provisions of the deposit agreement. Under our Articles, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to convene a shareholder meeting.

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

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2014. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP, a company listed on the Philippine Stock Exchange. After completion of such acquisition, we injected 100% equity interest of MCE Leisure Philippines to MCP in March 2013. MCE Leisure Philippines has been granted the exclusive right to manage, operate and control our Philippines integrated casino resort project, City of Dreams Manila.

On January 2, 2015, we applied for a voluntary withdrawal of listing of our ordinary shares on the Main Board of the HKSE, which was approved by our shareholders on March 25, 2015. The voluntary withdrawal of listing of our ordinary shares on HKSE is expected to take effect on July 3, 2015, following which our shares will only be traded on the Nasdaq Global Select Market in the form of ADSs.

For a description of our principal capital expenditures for the years ended December 31, 2014, 2013, and 2012, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

We currently have two major casino based operations in Macau, namely, City of Dreams and Altira Macau, and non-casino based operations in Macau at our Mocha Clubs. We also have a casino based operation in the Philippines, City of Dreams Manila.

We are also developing the planned Studio City project, a cinematically-themed integrated entertainment, retail and gaming resort, which is expected to open in the third quarter of 2015. We are in an early stage of developing the fifth hotel tower at City of Dreams in Cotai, Macau and are currently reviewing the development plan and schedule of this hotel tower. For prevailing Macau market condition, see “Item 4. Information on the Company — B. Business Overview — Market and Competition”.

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau: Altira Macau and The Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila, which opened in December 2014.

We generated a significant majority of the total revenues for the year ended December 31, 2014 from our operations in Macau, the principal market in which we compete.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high end customers and rolling chip players from regional markets across Asia. As of December 31, 2014, City of Dreams featured a casino area of approximately 448,000 square feet with approximately 500 gaming tables and approximately 1,400 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and receives management fees. We have also entered into license agreements with respect to Crown Towers hotel and Hard Rock Hotel, pursuant to which we have been granted certain rights to use certain intellectual property of the licensors. No fee is payable for our use of the Crown marks and certain fees are payable for our use of the Hard Rock marks. See “— Intellectual Property.” The Crown Towers hotel, a Forbes 5-Star hotel, and the Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams, together with SOHO, includes around 30 restaurants and bars, approximately 70 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 26,200 square feet of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other nongaming offerings.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning The House of Dancing Water show. The House of Dancing Water show is the live entertainment centerpiece of the overall leisure and entertainment offering at City of

Dreams. We believe this production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists.

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

We are expanding our retail precinct at City of Dreams, which is anticipated to open in the first half of 2016. We are also in an early stage of developing the fifth hotel tower at City of Dreams. We are currently reviewing the development plan and schedule of this hotel tower by taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2014, Altira Macau featured a casino area of approximately 173,000 square feet with a total of approximately 120 gaming tables. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira Hotel, located within the 38-storey Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes 5-star recognition. The top floor of the hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira Hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded the “Forbes 5-Star” rating in both Lodging and Spa categories by the Forbes Travel Guide for the sixth year in February 2015. Altira Macau also won the “Best Luxury Hotel in Macau” award in the TTG China Travel Awards 2010, “Best Business Hotel in Macau” award in the TTG China Travel Awards 2009 and the “Casino Interior Design Award” in the International Gaming Awards in 2008.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2014, Mocha Clubs had eight clubs with a total of 1,321 gaming machines in operation, which represented 10.1% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. Except for Mocha Altira located at Altira Macau, we operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

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

The Macau government enacted an administrative regulation which came into effect on November 27, 2012, pursuant to which gaming machine lounges, such as our Mocha Clubs, may only be installed: (i) in hotels classified with at least five stars; (ii) in properties entirely allocated to non-residential purposes and located within less than 500 meters of an authorized hotel-casino; or (iii) in commercial and leisure complexes, of relevant touristic interest, not inserted in a densely populated area. Under this regulation, all gaming machine lounges were required to comply with the applicable requirements by November 27, 2013. We closed three Mocha Clubs which did not meet the relevant location requirements before November 27, 2013. In May and November 2013, we obtained approval from the Macau government to open two new Mocha Clubs, one of which opened in December 2013 and the other one opened in mid-2014.

City of Dreams Manila

City of Dreams Manila is one of the leading integrated tourism resorts in the Philippines. The property is located on an approximately 6.2-hectare site at the gateway of Entertainment City, Manila, close to Metro Manila’s international airport and central business district. City of Dreams Manila opened in December 2014 and represents our first entry into an entertainment and gaming market outside of Macau and an incremental source of earnings and cash flow outside of Macau.

The property has approximately 14,026 square meters (approximately 150,727 square feet) of aggregate gaming space and total gross floor area of approximately 300,100 square meters (approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 1,700 slot machines, 1,700 electronic table games and 380 gaming tables. As of December 31, 2014, we have approximately 1,508 slot machines, 158 electronic table games and 188 gaming tables in operation.

City of Dreams Manila has three hotels comprising Crown Towers hotel, Nobu Hotel and Hyatt City of Dreams Manila, with approximately 950 rooms in aggregate. City of Dreams Manila also features three separate entertainment venues: DreamPlay, a family entertainment center (which is expected to open in the first half of 2015); Centerplay, a live performance central lounge within the casino; and Chaos and Pangaea Ultra-Lounge, two night clubs encapsulated within the Fortune Egg. City of Dreams Manila also features a retail boulevard.

MCE Leisure Philippines operates the casino business of City of Dreams Manila in accordance with the terms of the Provisional License and the operating agreement between MCE Leisure Philippines and the Philippine Parties dated March 13, 2013. Under the operating agreement, PremiumLeisure and Amusement, Inc. (a member of the Philippine Parties) has the right to receive monthly payments from MCE Leisure Philippines, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure Philippines has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

The Provisional License specifies that the Philippine Licensees must invest US$1.0 billion in City of Dreams Manila. Having met the minimum investment levels and other requirements under our Provisional License, we have applied for a regular license in January 2015.

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

Studio City

On July 27, 2011, we, through our subsidiary, MCE Cotai Investments Limited, acquired a 60% equity interest in SCI, the developer, owner and operator of Studio City. New Cotai Holdings, an entity incorporated in Delaware and controlled by funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P., retains the remaining 40% interest in SCI through its wholly owned subsidiary New Cotai, LLC. The total consideration under the share purchase agreement and related transaction documents is US$360 million, which includes: (i) a payment of US$200 million to an affiliate of eSun Holdings, which was the joint venture partner of New Cotai, LLC in developing Studio City, for its entire 60% interest in, and a shareholder’s loan of US$60 million extended to, SCI and its subsidiaries; and (ii) a payment of US$100 million in cash in three installments over two years commencing upon the closing of the transaction on July 27, 2011 to New Cotai Holdings. We will develop Studio City with New Cotai, LLC pursuant to a shareholder agreement dated July 27, 2011 entered into amongst, us, MCE Cotai Investments Limited, New Cotai, LLC and SCI. Under the shareholders agreement, both MCE Cotai Investments Limited and New Cotai, LLC have agreed to contribute an aggregate capital amount of US$800 million to SCI (“Original Capital Commitment”) in the ratio of 60% by MCE Cotai Investments Limited and 40% by New Cotai, LLC for funding the development of Studio City.

On September 25, 2012, May 17, 2013, June 3, 2014 and July 21, 2014 respectively, the parties to the shareholders agreement entered into four amendment agreements (collectively “Amendments”). Pursuant to the Amendments, both MCE Cotai Investments Limited and New Cotai, LLC agreed to contribute an additional capital amount of US$480 million to SCI in the same ratio of 60% to 40% (“Follow On Commitment”). As of December 31, 2014, a total of US$1,280 million representing the entire Original Capital Commitment and entire Follow On Commitment has been funded by MCE Cotai Investments Limited and New Cotai, LLC, being a contribution of US$768 million by MCE Cotai Investments Limited and US$512 million by New Cotai, LLC.

Studio City is also funded by certain project financings. On November 26, 2012, Studio City Finance issued the Studio City Notes. Additionally, in January 2013, Studio City Company Limited and certain lenders executed a senior secured credit facilities agreement in relation to the Studio City Project Facility. In July 2014, the term loan portion of the Studio City Project Facility of HK$10,080 million (US$1,296 million) was fully drawn.

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which is expected to open in the third quarter of 2015. Studio City, upon completion, will include gaming facilities, five-star hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, including Asia’s highest ferris wheel, a Warner Bros.-themed family entertainment center, a fully-operational TV broadcast studio, the world’s first Batman film franchise digital ride, a 5,000-seat multi-purpose live performance arena and a live magic venue, as well as approximately 1,600 hotel rooms, a vast array of food and beverage outlets and approximately 350,000 square feet of themed and innovative retail space.

The Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau. In addition to its anticipated diverse range of gaming and non-gaming offerings, we believe Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint (“Where Cotai Begins” which connects China to Macau) and a proposed light rail station, is a major competitive advantage, particularly as it relates to the mass market segment.

Studio City has an approved gross construction area of 707,078 square meters (equivalent to approximately 7.6 million square feet). We currently estimate that the design and construction cost for the first phase of Studio City will be approximately US$2.3 billion. Our plans for the expansionary phase at Studio City are under review. Total project costs including construction and fit out costs, design and consultant fees and excluding the cost of land, capitalized interest and pre-opening expenses are currently budgeted at approximately US$2.3 billion. As of December 31, 2014, we had incurred capital expenditure for construction in progress of approximately US$1,450.5 million for the development of Studio City since our acquisition of a 60% equity interest in SCI.

We will operate the gaming areas of Studio City pursuant to a services agreement we entered into in May 2007 as amended on June 15, 2012 with, inter alia, Studio City Entertainment Limited (which we acquired control of 60% of the shares in July 2011), together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or related to the aforementioned agreement. Our subsidiary Melco Crown Macau will be reimbursed for the costs incurred in connection with its operation of the Studio City casino.

Our Objective and Strategies

Our objective is to become a leading provider of gaming, leisure and entertainment services capitalizing on the expected future growth opportunities in Asia. To achieve our objective, we have developed the following core business strategies:

Maintain a Strong Balance Sheet and Conservative Capital Structure to Invest in Growth Opportunities and Return Capital to Shareholders

We believe that a strong balance sheet and a conservative capital structure are key tenets of our fundamental operating philosophy as a company. This approach provides and maintains financial stability, it also forms and strengthens the core foundation for our future growth strategy and our ability to pay dividends and repurchase shares subject to the discretion of our board. Proactive balance sheet management and an efficient capital structure provide us with the ability and flexibility to pursue opportunistic growth in the future. Additionally, we believe that patience is an important attribute in monitoring the development of the markets in which we operate and in identifying and executing future development in existing, as well as, new markets.

In August 2014, our board has approved the implementation of a US$500 million stock repurchase program which, together with the Company’s dividend policy, provides us with an another mechanism to return surplus capital efficiently.

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

Our Properties

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts. See “— Regulations — Land Use Rights in Macau.” Through MCP, we also operate our gaming business in the Philippines through the Provisional License issued by PAGCOR on a property which MCE Leisure Philippines leases from Belle Corporation under the Lease Agreement.

City of Dreams

The City of Dreams site is located on two adjacent land parcels in Cotai, Macau with a combined area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of up to ten years each. A guarantee deposit of approximately MOP3.4 million (equivalent to approximately US$424,000) was paid upon acceptance of the land lease terms in 2008. The initial land premium of approximately MOP842.1 million

(equivalent to approximately US$105.1 million) was paid up in full in February 2013. The land grant was amended on September 15, 2010 to increase the total developable gross floor area at the site to 668,574 square meters (equivalent to approximately 7.2 million square feet) and amend the purpose of such area, which required an additional premium in the amount of MOP257.4 million (equivalent to approximately US$32.1 million), which was fully paid in March 2010.

Pursuant to an amendment effective January 2014, the development period under the land concession contract was extended to the date falling 4 years after January 29, 2014 (being the publication date of the amendment in the Macau official gazette) and the hotel to be developed is changed to a five-star hotel areas from a four-star apartment hotel. Such amendment required an additional land premium of approximately MOP187.1 million (equivalent to approximately US$23.3 million) of which MOP70.0 million (equivalent to approximately US$8.7 million) were paid to the Macau government, and the remaining amount of approximately MOP117.1 million (equivalent to approximately US$14.6 million) were to be paid in four bi-annual installment, with interest accruing at the annual rate of 5%, the first of which was due and paid in 2014. The government land use fees were revised to approximately MOP9.9 million (equivalent to approximately US$1.2 million) per annum.

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

See note 23 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the City of Dreams site.

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

Pursuant to an amendment to the land concession effective December 2013, the total gross floor area of Altira Macau was increased from approximately 95,000 square meters (equivalent to approximately 1,022,600 square feet) to approximately 103,000 square meters (equivalent to approximately 1,108,700 square feet), to reflect the construction plans approved by the Macau government and to enable final registration of the land concession. Such amendment required an additional land premium of approximately MOP19.6 million (equivalent to approximately US$2.4 million) which was paid to the Macau government in 2013. The amendment also resulted in a revised government land use fees of approximately MOP1.5 million (equivalent to approximately US$186,000) per annum.

See note 23 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Altira Macau site.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use on the Altira Macau site and includes the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings, and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 89,400 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Gaming Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Mocha Altira	December 2008	Level 1 of Altira Macau	2,950
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	9,000

Total			89,400

Premises are being operated under lease, sublease or rights to use agreements that expire at various dates through June 2022, which are renewable upon reaching an agreement with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Studio City

Studio City’s site is on a plot of land of 130,789 square meters (equivalent to approximately 1.4 million square feet) in Cotai, Macau and has a gross construction area of approximately 7.6 million square feet (equivalent to approximately 707,078 square meters). The gross construction area for the first phase is approximately 5.2 million square feet (equivalent to approximately 477,336 square meters). Under the Studio City land concession contract, the land premium is approximately MOP1,425.3 million (equivalent to approximately US$177.9 million), of which approximately MOP1,230.0 million (equivalent to approximately US$153.5 million) was paid as of December 31, 2014, and the remaining MOP195.3 million (equivalent to approximately US$24.4 million), bearing interest at 5% per annum has been paid in January 2015. Under the Studio City land concession contract, Studio City Developments has also paid a guarantee deposit in the total amount of MOP7.4 million (equivalent to approximately US$0.9 million). Currently, the development period under the land concession contract is for 72 months from July 25, 2012.

The Studio City land concession contract, as amended by Dispatch of the Secretary for Transportation and Public works no. 31/2012, of July 19, 2012, permits Studio City Developments to build a complex comprising a five-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

See note 23 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for the Studio City site.

City of Dreams Manila

City of Dreams Manila site is located on a reclaimed land, (“Project Reclaimed Land”). The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority (“PEA”). This acquisition occurred in 1995 as part of the R 1 Consortium’s compensation for the construction of PEA’s Manila-Cavite Coastal Road project. R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities in 1995. These two entities later merged with Belle Bay City Corporation (“Belle Bay”), which is 34.9% owned by Belle Corporation, being one of the Philippine Parties, with Belle Bay becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay was dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay’s plan of dissolution. Belle Corporation has exercised possession and other rights over the Project Reclaimed Land since this allocation. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. Then in 2010, Belle Corporation and the Social Security System entered into a lease agreement for that portion.

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

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong and the Philippines. We lease all of our office and storage premises. We used to own five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) in Macau. These five units have a total area of 839 square meters (equivalent to approximately 9,029 square feet). The five units were purchased by MPEL Properties (Macau) Limited, our subsidiary, for approximately HK$79.7 million (equivalent to approximately US$10.2 million) in August 2008. On February 18, 2014, we sold these five units for HK$240.0 million (equivalent to approximately US$30.8 million). After the sale, we continue to occupy and use the relevant units as our recruitment center under a short-term tenancy agreement with the new owner for a term of two years.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. It is also our intention to employ a tiered loyalty program in City of Dreams Manila to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. Dedicated customer hosting programs will provide personalized service to the most valuable customers of City of Dreams Manila. In addition, we plan to utilize sophisticated analytical programs to track the behavior and spending patterns of our patrons in City of Dreams Manila. Similar to our experience in Macau, we believe these tools will help to deepen our understanding of the customers of City of Dreams Manila to optimize yield and continuous improvements to the property.

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

City of Dreams Manila offers three separate entertainment venues, supported by a diverse food and beverage zone designed to be a socializing hub where guests can relax and be entertained. The entertainment offerings, designed to cater to all key demographic groups, include the Fortune Egg, a central dome-like structure for housing a dynamic night club, a casino performance lounge, and a thematic family entertainment center (which is expected to open in the first half of 2015). With these diverse entertainment venues and attractions, we believe that City of Dreams Manila will be able to leverage the experience of City of Dreams in Macau, which has developed world-class attractions such as The House of Dancing Water show and the Club Cubic nightclub.

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

Gaming promoters are responsible for a substantial portion of our casino revenues. For the years ended December 31, 2014, 2013 and 2012, approximately 40.1%, 49.8% and 53.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2014, 2013 and 2012, we had agreements in place with 97, 114 and 107 gaming promoters in Macau, respectively. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors, or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$284.8 million, US$391.9 million and US$308.6 million for the years ended December 31, 2014, 2013 and 2012, respectively. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 29/2009 as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As is common practice in Macau, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and various settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department to evaluate the current status of liquidity and financial health of such gaming promoter. These procedures allow us to calculate the commissions payable to the gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by the gaming promoter. Credit is granted to a gaming promoter based on performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage this credit risk.

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

As of December 31, 2014, 2013 and 2012, our casino accounts receivable were US$414.5 million, US$424.0 million and US$426.8 million, respectively. Our allowance for doubtful accounts may fluctuate significantly from period to period as a result of having significant individual customer account balances where changes in their status of collectability cause significant changes in our allowance.

For information regarding allowances for doubtful accounts, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Accounts Receivable and Credit Risk.”

For City of Dreams Manila, we intend to leverage our extensive sales reach within Asia to the extent permissible by applicable law, particularly to the sizable international customer base largely developed through our Macau operations, of which a majority comprises mainland China clientele, and our strong relationship with gaming promoters in Macau and the rest of Asia. It is our intention that MCP shall work with Melco Crown Macau to develop cross promotional marketing campaigns that position the Philippines as an additional gaming and tourist destination to guests at our properties and our gaming promoter networks. We believe that these sales and marketing channels should provide a distinct competitive advantage and complement MCP’s efforts to grow its own local client base.

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

Macau Gaming Market

In 2014, 2013 and 2012, Macau generated approximately US$43.9 billion, US$45.0 billion and US$38.0 billion of gaming revenue, respectively, according to the DICJ, compared to the US$6.2 billion, US$6.4 billion and US$6.1 billion of gaming revenue (excluding sports book and race book), respectively, generated on the Las Vegas Strip, according to the Nevada Gaming Control Board, and compared to the US$2.7 billion, US$2.8 billion and US$3.0 billion of gaming revenue (excluding sports book and race book), respectively, generated in Atlantic City, according to the New Jersey Division of Gaming Enforcement. Gaming revenue in Macau has increased at a five year CAGR from 2009 to 2014 of 24.11% compared to five year CAGRs of 2.72% and -7.50% for the Las Vegas Strip and Atlantic City, respectively (excluding sports book and race book). In addition, Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 18.6% in 2013 and 13.5% in 2012, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period in 2014, with a year-over-year decline in gross gaming revenues of 2.6% compared to those in 2013, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014, while the higher margin mass market table games segment increased 15.5% over the same period. The weak operating environment has continued into 2015, with gross gaming revenues in Macau declining approximately 35.1% on a year-over-year basis in the first two months of 2015, according to the DICJ.

The mass market table games segment accounted for 35.4% of market-wide gross gaming revenues in 2014, compared to 29.9% for 2013, according to the DICJ. Melco Crown Entertainment, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market. Melco Crown Entertainment’s mass market exposure is set to increase over the foreseeable future with the opening of Studio City in the third quarter of 2015.

Despite these matters, we believe the long-term growth in gaming and non-gaming revenues in Macau is supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau in 2014, totaled more than 31.5 million visitors. China continues to drive overall visitation growth, increasing 14.1% as compared to 3.9% decrease for all other visitors in 2014, and visitors from China represented 67.4%, while visitors from Hong Kong and Taiwan represented 20.4% and 3.0%, of all visitors to Macau in 2014, respectively.

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

SJM currently operates multiple casinos throughout Macau. SJM has extensive experience in operating in the Macau market and long-established relationships in Macau. SJM has begun construction of its new casino in Cotai which has been announced to open in 2017.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai, which it expects to open in the first half of 2016.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and has announced the opening of Phase 2 of the Galaxy Macau Resort in May 2015.

VML, a subsidiary of Sands China Ltd., with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. Sands China Ltd. has announced proposals for the development of an additional Hotel tower at Sands Cotai Central in Cotai, and the opening of the Parisian in Cotai in 2016.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction of additional project in February 2013 and has been announced to open in 2016.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables in Macau as of December 31, 2014 was 5,711. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

Philippine Gaming Market

We expect City of Dreams Manila to benefit from growth in local and regional gaming demand, supported by improved infrastructure and strong growth in tourism to the Philippines. The Philippines economy is one of the fastest growing economies in the region, with favorable demographics and an expected increase in consumer spending, which we believe will benefit the Philippine gaming market. City of Dreams Manila will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world. In addition, PAGCOR, an entity owned and controlled by the government of Philippines operates certain gaming facilities across the Philippines.

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

Seasonality

Our principal market of operation, Macau experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation fluctuate considerably in Macau. In the Philippines, business considerably slows down during the “Holy Week”, as well as during the “Chinese New Year” and the “Chinese Ghost Month”. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Intellectual Property

We have applied for or registered numerous trademarks, including “Altira,” “Mocha Club,” “City of Dreams”, “City of Dreams Manila”, “Studio City”, “Melco Crown Entertainment” and “Melco Crown Philippines” in, as the case may be, Macau, the Philippines and other jurisdictions. We have also applied for or registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila.

Regulations

Macau Regulations

Gaming Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general civil and commercial laws and to specific gaming laws, in particular, the Macau Gaming Law. Macau’s gaming operations are also subject to the grant of a concession or subconcession by and regulatory control of the Macau government, or Dispatch of the Chief Executive. See “— Gaming Licenses” below for more details.

The DICJ is the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

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

Below are the main features of the Macau Gaming Law, as supplemented by Administrative Regulation no. 26/2001, that are applicable to our business.

•

If we violate the Macau Gaming Law, Melco Crown Macau’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of our gaming operations without permission for reasons not due to force majeure , or in the event of insufficiency of our facilities and equipment which may affect the normal operation of our gaming business, the Macau government would be entitled to replace Melco Crown Macau during such disruption and to ensure the continued operation of the gaming business. Under such circumstances, we would bear the expenses required for maintaining the normal operation of the conceded business.

•	The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capability. See “— Gaming Licenses — The Subconcession Contract in Macau.”

•	Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder of a Concessionaire or Subconcessionaire holding stock equal to or in excess of 5% of concessionaire or subconcessionaire stock capital who is found unsuitable will be required to dispose of such stock by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such stock must be acquired by the concessionaire or subconcessionaire. Melco Crown Macau will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with it, Melco Crown Macau:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•	The Macau government also requires prior approval for the creation of a lien over shares, the property comprising a casino and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its stock in respect of any public offering also require the approval of the Macau government to be effective.

•	The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

•	We are also required to collect and pay employment taxes in connection with our staff through withholding and all payable and non-exemptible taxes, levies, expenses and handling fees provided by the laws and regulations of Macau.

•	In addition, the Macau Gaming Law regulates gaming promoters. See “— Regulations Relating to Gaming Promoters” below.

Non-compliance with these obligations could lead to the revocation of Melco Crown Macau’s subconcession and could materially adversely affect our gaming operations.

The Macau government has also enacted other gaming legislation and rules. For example, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, the number of gaming tables that may be operated in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instruction on responsible gaming and other matters. Our inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect our gaming operations.

Regulations Relating to Gaming Promoters

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009 (the “Gaming Promoters Regulation”), regulates licensing of gaming promoters and the operations of gaming promotion business by gaming promoters. Gaming promoters’ applications to the DICJ must be sponsored by a concessionaire or subconcessionaire who will confirm that it may contract the applicant’s services upon the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazette. The DICJ monitors each gaming promoter and its employees and collaborators.

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

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, of September 11, 2009 a commission cap of 1.25% of net rolling was imposed. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines (ranging from 100,000 Patacas up to 500,000 Patacas) on gaming operators that do not comply with the cap and other fines (ranging from 50,000 Patacas up to 250,000 Patacas) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

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

Smoking Regulation in Macau

Effective October 2014, under the Smoking Prevention and Tobacco Control Law, smoking is not permitted in casino premises, except for an area of up to 50% (fifty percent) of the casino area opened to the public as determined by Dispatch of the Chief Executive. Smoking in general access gaming areas would only be permitted in smoking lounges with no gaming activity. Smoking in limited access gaming areas would be subject to prior authorization from the Macau Chief Executive. Recent public announcements indicate that Macau government intends to pursue a full smoking ban within all Macau casinos.

Anti-Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006, the Administrative Regulation 7/2006 and the DICJ Instruction 2/2006 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos. Under these laws and regulations, we are required to:

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

Under Article 2 of Administrative Regulation 7/2006 and the DICJ Instruction 2/2006, we are required to track and mandatorily report cash transactions and granting of credit in a minimum amount of MOP500,000 (equivalent to approximately US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

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

Prevention and Suppression of Corruption in External Trade

In addition to the general criminal laws regarding corrupt practices in the public and private sector that are in force in Macau, on January 1, 2015, a new law (Law no. 10/2014), criminalizing corruption acts in external trade and providing for a system for prevention and suppression of such criminal acts came into effect in Macau. Our Company had already addressed that issue in our internal policies, namely in the adopted Code of Business Conduct and Ethics and Ethical Business Practices Program so no major amendments to our internal policies were required to comply with the new legislation.

Labor Quotas

All businesses in Macau must apply to the Macau Human Resources Office for labor quotas to import non-resident skilled workers from China and other regions or countries. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from China and the other to import non-skilled workers from all other countries. Melco Crown Macau is required by law to employ only Macau residents as dealers and supervisors. Non-resident skilled workers are also subject to authorization by the Macau Human Resources Office, which is given individually on a case-by-case basis.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its nonresident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents for all employees.

Land Use Rights in Macau

Macau land is divided into plots. There is a small number of private freehold plots in Macau. Where the land is private freehold land, no government rent is payable and there are no temporal limits to the ownership of the land or the buildings erected on the land, which are private property. The rest of the land, including land reclamation areas, belongs to the Macau government. In most cases, private interests in real property located in Macau are obtained through long-term leases from the Macau government.

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

The land is initially granted on a provisional basis and registered as such with the Macau Property Registry and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Property Registry.

Restrictions on Distribution of Profits

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2014, the balance of the reserve of all our Macau subsidiaries amounted to US$31.2 million.

Philippines Regulations

Gaming Regulations

MCE Philippine Parties and Philippine Parties are co-licensees of the Provisional Licensees issued by PAGCOR for the development of an integrated casino, hotel, retail and entertainment complex within the Entertainment City, Manila. As one of the Licensees, MCE Leisure Philippines has been named as the special purpose entity to operate the casino business and act as the sole and exclusive representative of the Philippine Licensees for the purposes of the Provisional License. The Provisional License is one of the four licenses granted to various parties to develop integrated tourism resorts and establish and operate casinos in Entertainment City.

Casino Regulatory Manual (CRM) was issued on February 2015 by PAGCOR for the guidance of the Entertainment City Licensees. It was developed to meet the following objectives of PAGCOR: (a) to ensure a level playing field among industry proponents; (b) maintain the orderly and predictable environment; (c) enforce license terms and conditions; (d) promote fairness and integrity in the conduct of games; (e) provide an underlying platform for responsible gaming; (f) disallow access to gaming venues by minors and financially vulnerable persons; and (g) prevent licensed gaming venues from being used for illegal activities.

The CRM contains regulations and standards that the Entertainment City Licensees, including City of Dreams Manila, should adhere to and observe. It should be read in conjunction with the Provisional License. It contains regulations on areas such as, but not limited to: casino layout, table games and electronic gaming machines, casino management system, surveillance, gaming chips and plaques, procurement of gaming equipment and gaming paraphernalia as well as the accreditation of suppliers thereof; casino operational rules and guidelines; conduct of gaming; casino player incentives; marketing and promotions; chipwashing and junket operations; banned personalities; determination of gross gaming revenues for table games, electronic gaming machines and other fees; and determination, collection and remittance of PAGCOR license fees.

The ownership and operation of casino gaming facilities in the Philippines are subject to the regulatory supervision of PAGCOR. See “— The PAGCOR License” below for more details.

Anti-Money Laundering Regulations in the Philippines

The Anti-Money Laundering Act, as amended (“AMLA”) criminalized money laundering and imposed certain requirements on customer identification, record keeping, and reporting of covered and suspicious transactions by covered persons as defined under the law.

At present, AMLA does not include casinos in its definition of covered persons who are subjected to certain reporting requirements but does include foreign exchange transactions/money changer activities. Therefore, City of Dreams Manila, in relation to its foreign exchange transactions/money changer activities, is required to report single transactions in cash or other equivalent monetary instrument involving a total amount in excess of PHP 500,000 within one (1) banking day and suspicious transactions to the Anti-Money Laundering Council.

Environmental Laws

Development projects that are classified by law as Environmentally Critical Projects (“ECP”) within statutorily defined Environmentally Critical Areas (“ECAs”) are required to obtain an Environmental Compliance Certificate (“ECC”) prior to commencement.

The Environmental Management Bureau of the Department of Environment and Natural Resources (“DENR-EMB”) issued an ECC to Belle for City of Dreams Manila. Under the terms of its PEZA registration, MCE Leisure Philippines is required, prior to the start of commercial operations of City of Dreams Manila, to either: (a) apply for an ECC with the DENR-EMB and submit an approved copy of the ECC to PEZA within 15 days from its issuance, or (b) submit the ECC issued to Belle, as the same may be amended to reflect any changes made to City of Dreams Manila, for the review and approval by PEZA. Accordingly, Belle applied for an Amended ECC to reflect the changes made to City of Dreams Manila. The DENR-EMB issued the Amended ECC to Belle on July 31, 2014.

Other Applicable Laws

Foreign Corrupt Practices Act

The FCPA prohibits our Company and its employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any foreign official. The Code includes specific FCPA related provisions in Section IV and VIII B of the Code. To further supplement the Code, our Company implemented a FCPA Compliance Program in 2007, which was revised and expanded in scope in December 2013 as the Ethical Business Practices Program. This covers the activities of the shareholders, directors, officers, employees, and counterparties of our Company.

Gaming Licenses

The Concession Regime in Macau

The Macau government conducted an international tender process for gaming concessions in Macau in 2001, and granted three gaming concessions to Galaxy, SJM and Wynn Macau, respectively. Upon authorization by the Macau government, each of Galaxy, SJM and Wynn Macau subsequently entered into subconcession contracts with their respective subconcessionaires to operate casino games and other games of chance in Macau. No further granting of subconcessions is permitted unless specifically authorized by the Macau government. Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession or subconcession, Macau government approval is required for the commencement of operations of any casino or gaming area.

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

The Subconcession Contract in Macau

The Subconcession Contract in Macau provides for the terms and conditions of the subconcession granted to Melco Crown Macau by Wynn Macau. Melco Crown Macau does not have the right to further grant a subconcession or transfer the operation to third parties.

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

PAGCOR Licenses in the Philippines

The Provisional License issued by PAGCOR that authorizes the Provisional Licensees through, MCE Leisure Philippines, to establish and operate a casino in the Philippines for both local and foreign patrons who are at least twenty-one years of age.

In general, the Provisional License imposes certain obligations such as, but not limited to, the following:

•	to pay license fees monthly to PAGCOR;

•	not to exceed a 70:30 debt-to-equity ratio for each of the Philippine Licensees;

•	to hire locally at least 95.0% of total employees of City of Dreams Manila;

•	to ensure at least 40.0% of City of Dreams Manila’s gaming personnel are exclusively supplied by PAGCOR, where practicable;

•	to purchase at least 90.0% of City of Dreams Manila’s furniture and fixtures from Philippine manufacturers;

•	to deposit US$100.0 million in an escrow account and maintain a minimum balance of US$50.0 million at all times;

•	to remit 2.0% of certain casino revenues and 5.0% of certain non-gaming revenues; and

•	to operate only the authorized casino games approved by PAGCOR;

•	to obtain a regular license to replace the Provisional License upon completion of City of Dreams Manila and upon approval by PAGCOR.

The regular casino license is granted by PAGCOR to holders of the Provisional License who, among others, have reached a total investment commitment of US$ 1 billion. Having met this requirement, MCE Leisure, on behalf of the Licensees, has applied to PAGCOR for the issuance of such regular casino license on January 30, 2015.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Gaming Industry and Our Business in the Philippines – MCP’s gaming operations are dependent on the Provisional License issued by PACGOR.”

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

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Having obtained a subconcession, Melco Crown Macau has applied for and has been granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) in 2007, which exempted us from paying the Macau complementary tax for five years from 2007 to 2011 on gaming profits generated by Altira Macau, Mocha Clubs and City of Dreams. In April 2011, the Macau government extended the tax holiday for an additional five years through 2016. In addition, in 2014 the Macau government accepted an application by one of our subsidiaries in Macau for a corporate tax exemption until 2016 on amounts transferred to it by Melco Crown Macau, to the extent that such amounts result from gaming operations within Studio City and have been subject to gaming tax. The Macau government clarified that share dividends payment by such subsidiary would continue to be subject to complementary tax. However, we cannot assure you that the corporate tax holiday benefits will be extended beyond the expiration date. We remain subject to Macau complementary tax on our non-gaming profits.

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

The Macau government has granted to Altira Hotel, in 2007, and Melco Crown (COD) Hotels, in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau complementary tax. The Macau government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within five years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by us of certain criteria determined by the Macau government.

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

Our subsidiaries incorporated in the Philippines are subject to Philippine corporate income tax of 30% on profits and other local taxes. Some of the subsidiaries are likewise liable for VAT on certain transactions. MCE Leisure Philippines is subject to license fees payable to PAGCOR based on gross gaming revenue in the Philippines. These license fees are an assessment on MCE Leisure Philippines’ gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. Further, MCE Leisure Philippines, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and VAT zero-rating on its local purchases of certain capital equipment used in registered activities.

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

The following diagram illustrates our organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries, as of April 2, 2015:

Notes:

(1)	The treasury shares represent i) new shares issued by us and held by the depository bank to facilitate the administration and operations of our share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; and ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under our share incentive plan adopted on October 6, 2011 by our Company, or the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected directors, employees and consultants under our 2011 Share Incentive Plan. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

(2)	The shares of these companies are owned 96% by Melco Crown Macau and 4% by MPEL Nominee Two Limited.

(3)	The shares of this company is owned 0.01% by 5 nominee directors.

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

Overview

We are a holding company and, through our subsidiaries, develop, own and operate casino gaming and entertainment resort facilities in Asia. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations.” For detailed information regarding our operations and development projects, see “Item 4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

City of Dreams

City of Dreams, as of December 31, 2014, featured a casino area of approximately 448,000 square feet with a total of approximately 500 gaming tables and approximately 1,400 gaming machines, approximately 1,400 hotel rooms and suites, over 30 restaurants and bars, approximately 70 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features The House of Dancing Water show produced by Franco Dragone. The Club Cubic nightclub features approximately 26,200 square feet of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We are expanding our retail precinct at City of Dreams, which is anticipated to open in the first half of 2016. We are also in an early stage of developing the fifth hotel tower at City of Dreams. We are currently reviewing the development plan and schedule of this hotel tower by taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow.

For the years ended December 31, 2014, 2013 and 2012, net revenues generated from City of Dreams amounted to US$3,848.6 million, US$3,857.0 million and US$2,920.9 million representing 80.1%, 75.8% and 71.6% of our total net revenues, respectively.

Altira Macau

Altira Macau, as of December 31, 2014, featured a casino area of approximately 173,000 square feet with a total of approximately 120 gaming tables, approximately 230 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2014, 2013 and 2012, net revenues generated from Altira Macau amounted to US$744.9 million, US$1,033.8 million and US$966.8 million representing 15.5%, 20.3% and 23.7% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2014, we operated eight Mocha Clubs with a total of 1,321 gaming machines in operation. Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2014, 2013 and 2012, net revenues generated from Mocha Clubs amounted to US$147.4 million, US$148.7 million and US$143.3 million representing 3.1%, 2.9% and 3.5% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2014, 2013 and 2012, gaming machine revenues represented 98.4%, 98.8% and 98.0% of net revenues generated from Mocha Clubs, respectively.

Corporate and Others

Corporate and Others primarily includes Taipa Square Casino, a casino on Taipa Island, Macau operating within Hotel Taipa Square, which we operate under a right-to-use agreement, and other corporate costs. For the years ended December 31, 2014, 2013 and 2012, net revenues generated from Corporate and Others amounted to US$52.1 million, US$46.6 million and US$46.9 million representing 1.1%, 0.9% and 1.2% of our total net revenues, respectively.

Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer, owner and operator of Studio City, which we envision as a large-scale integrated entertainment, retail and gaming resort located in Cotai, with gaming facilities, five-star hotel offerings, and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a particular focus on the mass market segment in Asia and, in particular, from Greater China. Studio City is currently in the development stage, and as a result there is no revenue and cash provided by its intended operations.

City of Dreams Manila

We completed the acquisition of a majority interest in the issued share capital of MCP on December 19, 2012 and completed the injection of the entire interest of MCE Leisure Philippines, which is the developer and operator of our Philippines casino hotel resort project, “City of Dreams Manila” in March 2013.

City of Dreams Manila opened its doors to customers in December 2014, with a grand opening in the first quarter of 2015. For the year ended December 31, 2014, net revenue generated from City of Dreams Manila amounted to US$7.6 million representing 0.2% of our total net revenues. No revenue was generated from City of Dreams Manila for the years ended December 31, 2013 and 2012.

Summary of Financial Results

For the year ended December 31, 2014, our total net revenues were US$4.80 billion, a decrease of 5.6% from US$5.09 billion of net revenues for the year ended December 31, 2013. Net income attributable to Melco Crown Entertainment for the year ended December 31, 2014 was US$608.3 million, as compared to net income of US$637.5 million for the year ended December 31, 2013. The decline in profitability was primarily attributable to a decrease in group-wide rolling chip revenues, partially offset by improved group-wide mass market table games revenues.

	Year Ended December 31,
	2014	2013	2012
	(in thousands of US$)
Net revenues	$4,802,309	$5,087,178	$4,078,013
Total operating costs and expenses	(4,116,949)	(4,247,354)	(3,570,921)
Operating income	685,360	839,824	507,092
Net income attributable to Melco Crown Entertainment	$608,280	$637,463	$417,203

Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•	On November 26, 2012, Studio City Finance issued the Studio City Notes

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option

•	On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

•	On June 24, 2014, MCP completed the 2014 Top-up Placement

•	On July 28, 2014, we drew down the entire delayed draw term loan facility under the Studio City Project Facility

•	On December 14, 2014, City of Dreams Manila started operations with its grand opening on February 2, 2015

Factors Affecting Our Current and Future Results

Our results of operations are and will be affected most significantly by:

•

The current economic and operating environment that affects the gaming markets in Macau and the Philippines, including the impact of global and local economic conditions, changes in capital market conditions, the impact of the political, economic and regulatory environment, including changes to travel and visa policies, anti-smoking legislation as well as gaming table allocation policies in Macau, or any policies implemented by the PRC central and Macau governments and the general economic conditions in China and the Philippines, as discussed under “Item 4. Information on the Company — B. Business Overview — Market and Competition”;

•	The development of the gaming and leisure market in Macau and the Philippines, which is facilitated by a number of key drivers and initiatives including, among others, favorable population demographics and economic growth in major Asian tourism markets, substantial private capital investment in Macau and the Philippines, particularly in developing diversified destination resort properties, and the commitment and support of the PRC central and Macau governments to improve and develop infrastructure both within, and connecting to, Macau and the commitment and support of the Philippines government to develop infrastructure and promote the Philippines as an attractive tourist destination;

•	The competitive landscape in Macau, which is expected to evolve as more gaming and nongaming facilities are developed in Macau, including the expected new supply of integrated resorts in the Cotai region of Macau, as well as the impact of recent or future expansion of gaming markets throughout Asia;

•	The different mix of table and machine games at our casinos, such as the mix between rolling chip and mass market table game segments, and customer playing habits; as well as changes in the mix of rolling chip business sourced through gaming promoters or via our direct VIP relationships;

•	Our relationships with gaming promoters, which contribute a significant portion of our casino revenues, expose us to credit risk (given the majority of these gaming promoters are provided with credit as part of the ordinary course of business) and to any change in the gaming promoter commission environment in Macau. For the years ended December 31, 2014, 2013 and 2012, approximately 40.1%, 49.8% and 53.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively. For the year ended December 31, 2014, our top five customers and the largest customer were gaming promoters and accounted for approximately 20.4% and 7.0% of our casino revenues, respectively. We believe we have good relationships with our gaming promoters. Commissions paid to our rolling chip gaming promoters (net of amounts indirectly rebated to customers) amounted to US$284.8 million, US$391.9 million and US$308.6 million for the years ended December 31, 2014, 2013 and 2012, respectively;

•	Our 2011 Credit Facilities, Aircraft Term Loan and Studio City Project Facility, which expose us to interest rate risk, as discussed under “Item 11 Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk”; and

•	The currency of our operations, our indebtedness and presentation of our financial statements, which expose us to foreign exchange risk rate, as discussed under “Item 11 Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk”.

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

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

Complimentary rooms are included in the calculation of the above room-related KPIs. The average daily rate of complimentary rooms is typically lower than the average daily rate for cash rooms. The occupancy rate and REVPAR would be lower if complimentary rooms were excluded from the calculation. As not all available rooms are occupied, average daily room rates are normally higher than revenue per available room.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Revenues

Our total net revenues for the year ended December 31, 2014 were US$4.80 billion, a decrease of US$284.9 million, or 5.6%, from US$5.09 billion for the year ended December 31, 2013. The decline in total net revenues was primarily attributable to lower group-wide rolling chip revenues primarily driven by deteriorating demand from Chinese players as well as restrictive policies including changes to travel and visa policies, partially offset by improved group-wide mass market table games revenues.

Our total net revenues for the year ended December 31, 2014 consisted of US$4.65 billion of casino revenues, representing 96.9% of our total net revenues, and US$148.1 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2013 comprised US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2014 were US$4.65 billion, representing a US$287.3 million, or 5.8%, decrease from casino revenues of US$4.94 billion for the year ended December 31,

2013, primarily due to a decrease in casino revenues at Altira Macau and City of Dreams of US$290.3 million, or 28.5%, and US$6.9 million, or 0.2%, respectively, partially offset by the casino revenue at City of Dreams Manila of US$6.7 million since it started operations on December 14, 2014. The overall decrease was primarily a result of decreased rolling chip volume and rolling chip win rate at both Altira Macau and City of Dreams, primarily driven by deteriorating demand from Chinese players as well as restrictive policies including changes to travel and visa policies, partially offset by improved blended mass market table games drop and blended mass table games hold percentage.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2014 was US$33.6 billion, representing a decrease of US$11.3 billion, or 25.2%, from US$44.9 billion for the year ended December 31, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.76% for the year ended December 31, 2014, within our expected level of 2.7% to 3.0%, while decreasing from 2.96% for the year ended December 31, 2013. In the mass market table games segment, mass market table games drop was US$756.7 million for the year ended December 31, 2014, representing an increase of 4.5% from US$724.0 million for the year ended December 31, 2013. The mass market table games hold percentage was 15.8% for the year ended December 31, 2014, a slight increase from 15.4% for the year ended December 31, 2013.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2014 of US$82.1 billion represented a decrease of US$14.9 billion, or 15.4%, from US$97.0 billion for the year ended December 31, 2013. The rolling chip win rate (calculated before discounts and commissions) was 2.83% for the year ended December 31, 2014, in line with our expected range of 2.7% to 3.0%, while decreasing from 2.95% for the year ended December 31, 2013. In the mass market table games segment, mass market table games drop was US$5.29 billion for the year ended December 31, 2014 which represented an increase of US$0.63 billion, or 13.5%, from US$4.66 billion for the year ended December 31, 2013. The mass market table games hold percentage was 37.5% in the year ended December 31, 2014, demonstrating an increase from 34.6% for the year ended December 31, 2013. Average net win per gaming machine per day was US$464 for the year ended December 31, 2014, an increase of US$103, or 28.5%, from US$361 for the year ended December 31, 2013.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2014 was US$303, an increase of approximately US$91, or 42.9%, from US$212 for the year ended December 31, 2013.

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 were US$136.4 million, representing a US$8.8 million, or 6.9%, increase from room revenues (including the retail value of promotional allowances) of US$127.7 million for the year ended December 31, 2013. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$232, 99% and US$229, respectively, for the year ended December 31, 2014, as compared to US$230, 99% and US$227, respectively, for the year ended December 31, 2013. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$197, 99% and US$195, respectively, for the year ended December 31, 2014, as compared to US$189, 97% and US$183, respectively, for the year ended December 31, 2013.

Food, beverage and others. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 included food and beverage revenues of US$84.9 million and entertainment, retail and other revenues of US$108.4 million. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million, and entertainment, retail and other revenues of US$103.7 million. The increase of US$10.7 million in food, beverage and other revenues from the year ended December 31, 2013 to the year ended December 31, 2014 was primarily due to higher business volumes and improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.12 billion for the year ended December 31, 2014, representing a decrease of US$130.4 million, or 3.1%, from US$4.25 billion for the year ended December 31, 2013. The decrease in operating costs was primarily due to a decrease in operating costs at Altira Macau which were in-line with the decreased gaming volume and associated decrease in revenues, a decrease in development costs, the gain on disposal of assets held for sale, partially offset by increase in general and administrative expenses and pre-opening costs to support expanding operations.

Casino. Casino expenses decreased by US$206.3 million, or 6.0%, to US$3.25 billion for the year ended December 31, 2014 from US$3.45 billion for the year ended December 31, 2013 primarily due to decrease in gaming tax and other levies and commission expenses of US$308.6 million, which decreased as a result of decreased gaming volume and an associated decrease in revenues, partially offset by an increase in payroll and other operating costs as well as complimentaries to gaming customers of US$102.3 million.

Rooms. Room expenses, which mainly represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, were US$12.7 million and US$12.5 million for the years ended December 31, 2014 and 2013, respectively. The slight increase was primarily due to an increase in payroll and other operating costs as a result of increased occupancy, partially offset by a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs were included in casino expenses.

Food, beverage and others. Food, beverage and others expenses were US$85.6 million and US$93.3 million for the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to a higher level of complimentary food, beverage and others offered to gaming customers for which the associated costs were included in casino expenses, partially offset by an increase in payroll and other operating costs associated with the increase in revenues.

General and administrative. General and administrative expenses increased by US$55.9 million, or 21.9%, to US$311.7 million for the year ended December 31, 2014 from US$255.8 million for the year ended December 31, 2013, primarily due to an increase in payroll expenses, share-based compensation, rental expenses, marketing and advertising expenses, as well as professional fees to support continuing and expanding operations.

Pre-opening costs. Pre-opening costs were US$94.0 million for the year ended December 31, 2014 as compared to US$17.0 million for the year ended December 31, 2013. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the years ended December 31, 2014 and 2013 primarily related to the payroll expenses, rental and administrative costs in connection with City of Dreams Manila and Studio City. The increase was primarily due to the increase in payroll expenses and other administrative costs in City of Dreams Manila, mainly driven by the increase in headcount to cope with its opening on December 14, 2014.

Development costs. Development costs were US$10.7 million for the year ended December 31, 2014, which predominantly related to professional and consultancy fees as well as marketing and promotion costs for corporate business development. Development costs for the year ended December 31, 2013 of US$26.3 million primarily related to fees and costs associated with the corporate reorganization of MCP by the Company, as well as corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2014 and 2013.

Amortization of land use rights. Amortization of land use rights expenses remained stable at US$64.5 million and US$64.3 million for the years ended December 31, 2014 and 2013, respectively.

Depreciation and amortization. Depreciation and amortization expenses were US$246.7 million and US$261.3 million for the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to certain assets becoming fully depreciated at City of Dreams and Altira Macau during the year ended December 31, 2014, offset in part by depreciation of assets at City of Dreams Manila, which started operations on December 14, 2014.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property, which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2014 were US$8.7 million, which primarily included assets write-off of US$3.5 million on furniture, fixtures and equipment damaged by the typhoon in the Philippines and assets write-off and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams. Property charges and others for the year ended December 31, 2013 were US$6.9 million, which primarily included a write-off of US$3.0 million for the final payment in relation to a service contract at City of Dreams and assets write-off of US$1.6 million as a result of the remodel of non-gaming attractions at City of Dreams.

Gain on disposal of assets held for sale. Gain on disposal of assets held for sale of US$22.1 million for the year ended December 31, 2014 related to the disposal of five units located at Golden Dragon Centre in Macau.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange (loss) gain, net, change in fair value of interest rate swap agreements, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$20.0 million for the year ended December 31, 2014, as compared to US$7.7 million for the year ended December 31, 2013. The increase was primarily driven by higher level of deposits placed at banks to yield higher interest income during the year ended December 31, 2014.

Interest expenses were US$124.1 million (net of capitalized interest of US$96.9 million) for the year ended December 31, 2014, compared to US$152.7 million (net of capitalized interest of US$31.0 million) for the year ended December 31, 2013. The decrease in net interest expenses (net of interest capitalization) of US$28.6 million was primarily due to: (i) higher interest capitalization of US$65.9 million primarily associated with the Studio City and City of Dreams Manila construction and development projects; (ii) a lower interest charge of US$5.5 million as a result of the scheduled repayments of the term loan started from September 2013 and the repayment of the drawn revolving credit facility in late March 2013, both under the 2011 Credit Facilities; (iii) a lower interest charge of US$4.3 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds in March 2013; (iv) lower interest charges of US$1.1 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013; partially offset by (v) US$26.3 million higher interest expenses upon our drawdown of the term loan under the Studio City Project Facility in July 2014; (vi) US$19.8 million higher interest expenses upon our issuance of the Philippine Notes in January 2014; and (vii) US$5.8 million higher interest expenses on capital lease obligation relating to MCP’s building lease payments entered in March 2013.

Other finance costs for the year ended December 31, 2014 of US$47.0 million, included US$28.0 million of amortization of deferred financing costs and US$19.0 million of loan commitment and other finance fees. Other finance costs for the year ended December 31, 2013 of US$43.8 million, included US$18.2 million of amortization of deferred financing costs and US$25.6 million of loan commitment and other finance fees. The increase in amortization of deferred financing costs compared to the year ended December 31, 2013 was primarily due to the recognition of amortized deferred financing costs incurred for the 2013 Senior Notes issued in February 2013, the Philippine Notes issued in January 2014 and the term loan under the Studio City Project Facility drawn in July 2014, which were offset in part by the cessation of amortization of deferred financing costs relating to the RMB Bonds and 2010 Senior Notes upon our redemption. The decrease in loan commitment and other finance fees compared to the year ended December 31, 2013 was primarily associated with the drawdown of term loan under the Studio City Project Facility in July 2014.

There was no loss on extinguishment of debt or costs associated with debt modification for the year ended December 31, 2014. Loss on extinguishment of debt for the year ended December 31, 2013 was US$50.9 million, which mainly represented a portion of the 2010 Senior Notes redemption fees and unamortized deferred financing costs that are not eligible for capitalization.

Costs associated with debt modification for the year ended December 31, 2013 were US$10.5 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing 2010 Senior Notes with 2013 Senior Notes that are not eligible for capitalization.

Income tax (expense) credit

Income tax expense for the year ended December 31, 2014 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau, Macau Complementary Tax of US$2.8 million arising mainly due to a gain on disposal of assets held for sale, and Hong Kong Profits Tax of US$1.2 million, partially offset by a deferred tax credit of US$4.5 million. No provision for income tax for certain subsidiaries of the Company in the Philippines for the years ended December 31, 2014 and 2013 and no provision for income tax in the United States of America for the year ended December 31, 2013 were provided as the subsidiaries incurred tax losses. The effective tax rate for the year ended December 31, 2014 was 0.6%, as compared to 0.4% for the year ended December 31, 2013. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of a tax exemption on profits generated by Macau gaming operations of US$109.2 million and US$125.7 million during the years ended December 31, 2014 and 2013, respectively, which is set to expire in 2016, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions, and the effect of expenses for which no income tax benefit is receivable. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations; however, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$80.9 million for the year ended December 31, 2014, which compared to that of US$59.5 million for the year ended December 31, 2013, was primarily due to the share of the Studio City expenses of US$ 40.0 million and MCP expenses of US$40.9 million, respectively, by the respective minority shareholders for the year ended December 31, 2014. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of MCP’s pre-operating expenses and financing costs during the year ended December 31, 2014 and the increase in the share of Studio City’s pre-operating expenses, partially offset by the decrease in share of Studio City’s financing costs mainly due to higher interest capitalization offset with the increase in interest expenses on the Studio City Project Facility, which was drawn in July 2014.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$608.3 million for the year ended December 31, 2014, compared to US$637.5 million for the year ended December 31, 2013.

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

Our total net revenues for the year ended December 31, 2013 consisted of US$4.94 billion of casino revenues, representing 97.1% of our total net revenues, and US$145.7 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2012 comprised US$3.93 billion of casino revenues, representing 96.5% of our total net revenues, and US$143.3 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2013 were US$4.94 billion, representing a US$1.01 billion, or 25.6%, increase from casino revenues of US$3.93 billion for the year ended December 31, 2012, primarily due to an increase in casino revenues at City of Dreams and Altira Macau of US$935.2 million, or 33.5%, and US$65.5 million, or 6.9%, respectively. This increase was primarily a result of increased rolling chip volume and mass market table games drop at both City of Dreams and Altira Macau, as well as an improved blended mass market table games hold percentage and rolling chip win rate. Mass market table games revenues benefited from the success of a range of gaming floor efficiency initiatives and improved casino visitation and casino marketing initiatives, together with a strong overall market growth environment in the segment.

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

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 were US$127.7 million, representing a US$9.6 million, or 8.1%, increase from room revenues (including the retail value of promotional allowances) of US$118.1 million for the year ended December 31, 2012. The increase was primarily due to improved occupancy and the positive impact from the increase in average daily rate. Altira Macau’s average daily rate, occupancy rate and REVPAR were US$230, 99% and US$227, respectively, for the year ended December 31, 2013, as compared to US$221, 98% and US$216, respectively, for the year ended December 31, 2012. City of Dreams’ average daily rate, occupancy rate and REVPAR were US$189, 97% and US$183, respectively, for the year ended December 31, 2013, as compared to US$185, 93% and US$171, respectively, for the year ended December 31, 2012.

Food, beverage and others. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million and entertainment, retail and other revenues of US$103.7 million. Other non-casino revenues (including the retail value of promotional allowances) for the year ended December 31, 2012 included food and beverage revenues of US$72.7 million, and entertainment, retail and other revenues of US$90.8 million. The increase of US$19.1 million in food, beverage and other revenues from the year ended December 31, 2012 to the year ended December 31, 2013 was primarily due to higher business volumes associated with an increase in visitation during the year, as well as the improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.25 billion for the year ended December 31, 2013, representing an increase of US$676.4 million, or 18.9%, from US$3.57 billion for the year ended December 31, 2012. The increase in operating costs was primarily due to an increase in operating costs at City of Dreams and Altira Macau which were in line with the increased gaming volume and associated increase in revenues, as well as the increase in associated costs in connection with MCP after our acquisition of a majority interest in MCP, including fees and costs associated with the corporate reorganization of MCP.

Casino. Casino expenses increased by US$618.0 million, or 21.8%, to US$3.45 billion for the year ended December 31, 2013 from US$2.83 billion for the year ended December 31, 2012 primarily due to additional gaming tax and other levies and commission expenses of US$531.0 million, as well as other operating costs, such as payroll and promotional expenses of US$87.0 million, which increased as a result of increased gaming volume and an associated increase in revenues.

Rooms. Room expenses, which represent the costs of operating the hotel facilities at Altira Macau and City of Dreams, decreased by 14.9% to US$12.5 million for the year ended December 31, 2013 from US$14.7 million for the year ended December 31, 2012, primarily due to a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs are included as casino expenses, partially offset by an increase in the operating costs as a result of increased occupancy.

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

Amortization of land use rights. The increase in amortization of land use rights expenses to US$64.3 million for the year ended December 31, 2013 from US$59.9 million for the year ended December 31, 2012 was primarily due to the additional amortization of land use rights expenses associated with the amended Studio City land concession contract in July 2012.

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

Interest income was US$7.7 million for the year ended December 31, 2013, as compared to US$11.0 million for the year ended December 31, 2012. The decrease was primarily driven by lower interest income from the RMB Bonds proceeds deposit upon the early redemption of the RMB Bonds in March 2013.

Interest expenses were US$152.7 million, net of capitalized interest of US$31.0 million for the year ended December 31, 2013, compared to US$109.6 million, net of capitalized interest of US$10.4 million for the year ended December 31, 2012. The increase in net interest expenses (net of interest capitalization) of US$43.1 million was primarily due to: (i) US$65.3 million higher interest expenses upon our issuance of Studio City Notes in November 2012; (ii) US$34.0 million interest on a capital lease obligation relating to MCP’s building lease payments incurred during the year ended December 31, 2013; partially offset by (iii) lower interest charges of US$10.5 million upon our redemption of our 2010 Senior Notes by our issuance of the lower interest rate 2013 Senior Notes in March 2013 and US$19.5 million upon our repayment and redemption on the Deposit-Linked Loan and RMB Bonds; (iv) a lower interest charge of US$5.0 million as a result of the scheduled repayments of the term loan started from September 2013 and repayment of the drawn revolving credit facility, both under 2011 Credit Facilities; and (v) higher interest capitalization of US$20.6 million, primarily associated with Studio City construction and development projects.

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

Income tax (expense) credit

Income tax expense for the year ended December 31, 2013 was primarily attributable to a lump sum tax payable in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau. The effective tax rate for the year ended December 31, 2013 was 0.4%, as compared to a negative rate of 0.7% for the year ended December 31, 2012. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of a tax exemption on profits generated by Macau gaming operations of US$125.7 million and US$88.5 million during the years ended December 31, 2013 and 2012, respectively, which is set to expire in 2016, the effect of change in valuation allowance, and the effect of expenses for which no income tax benefit is receivable. Our management does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations; however, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$59.5 million for the year ended December 31, 2013, which compared to that of US$18.5 million for the year ended December 31, 2012, was primarily due to the share of Studio City expenses of US$48.0 million and MCP expenses of US$11.5 million, respectively, by the respective minority shareholders for the year ended December 31, 2013. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of Studio City’s financing costs and City of Dreams Manila’s pre-operating expenses during the year ended December 31, 2013.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$637.5 million for the year ended December 31, 2013, compared to US$417.2 million for the year ended December 31, 2012.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, Corporate and Others expenses and other non-operating income and expenses, or Adjusted property EBITDA were US$1,285.5 million, US$1,379.1 million and US$995.3 million for the years ended December 31, 2014, 2013 and 2012, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$84.8 million, US$1,165.6 million and US$36.3 million, respectively, for the year ended December 31, 2014, US$147.3 million, US$1,193.2 million and US$40.2 million, respectively, for the year ended December 31, 2013 and US$154.7 million, US$805.7 million and US$36.1 million, respectively, for the year ended December 31, 2012.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses, or Adjusted EBITDA, were US$1,166.5 million, US$1,287.8 million and US$920.2 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams, City of Dreams Manila and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards.

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

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Year Ended December 31,
	2014	2013	2012
	(in thousands of US$)
Adjusted property EBITDA	$1,285,474	$1,379,111	$995,335
Corporate and Others expenses	(118,971)	(91,299)	(75,135)

Adjusted EBITDA	1,166,503	1,287,812	920,200
Payments to the Philippine Parties	(870)	—	—
Land rent to Belle Corporation	(3,562)	(3,045)	—
Pre-opening costs	(90,556)	(13,969)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Depreciation and amortization	(368,394)	(382,806)	(378,597)
Share-based compensation	(20,401)	(14,987)	(8,973)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—
Interest and other non-operating expenses, net	(154,938)	(259,370)	(111,363)
Income tax (expense) credit	(3,036)	(2,441)	2,943

Net income	527,386	578,013	398,672
Net loss attributable to noncontrolling interests	80,894	59,450	18,531

Net income attributable to Melco Crown Entertainment	$608,280	$637,463	$417,203

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

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

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

Our total capital expenditures for the years ended December 31, 2014, 2013 and 2012 were US$1,637.3 million, US$912.4 million and US$284.0 million, respectively, of which US$1,312.7 million, US$800.7 million and US$116.2 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the acquisition and development of Studio City during the years ended December 31, 2014, 2013 and 2012 and to the development and construction of City of Dreams Manila during the years ended December 31, 2014 and 2013. During the year ended December 31, 2012, we acquired an aircraft for use primarily by rolling chip players to enhance our competitive positioning in the higher-end rolling chip market. Refer to notes 25 and 26 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures. For a preliminary cost estimate of our future development and construction costs in connection with Studio City, see “Item 4. Information on the Company — B. Business Overview — Our Development Projects.”

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

During the year ended December 31, 2014, an impairment loss of $4.1 million was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau. No impairment losses were recognized during the years ended December 31, 2013 and 2012.

Goodwill and Purchased Intangible Assets

We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives, representing the trademarks of Mocha Clubs, that arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006, for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To assess potential impairment of goodwill, we perform an assessment of the carrying value of our reporting units at least on an annual basis or when events and changes in circumstances occur that would more likely than not reduce the fair value of our reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

A detailed evaluation was performed as of December 31, 2014 and 2013 and each computed fair value of our reporting unit was in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2014 and 2013.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2014 and 2013. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

Determining the fair value of goodwill and trademarks of Mocha Clubs is judgmental in nature and requires the use of significant estimates and assumptions, including projected future operating results of the reporting unit, discount rates, long-term growth rates and future market conditions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of Mocha Clubs.

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

The expected volatility and expected term assumptions can impact the fair value of restricted shares and share options. Because of our limited trading history in the United States as a public company, we estimate the expected volatility based on the historical volatility of a peer group of publicly traded companies, and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the restricted shares and share options we granted. For 2014 awards, a 10% change in the volatility assumption would have resulted in a US$0.8 million change in fair value and a 10% change in the expected term assumption would have resulted in a US$0.4 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

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

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of Grand Hyatt Macau hotel, Hyatt City of Dreams Manila hotel (collectively the “Hyatt Hotels”) and Taipa Square Casino. For the operations of the Hyatt Hotels, we are the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to us, and we receive all rewards and take substantial risks associated with the hotels business, we are the principal and the transactions of the Hyatt Hotels are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession. As such, we are the principal and casino revenues are therefore recognized on a gross basis.

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

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including our gaming promoters in Macau. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2014, 2013 and 2012, approximately 40.1%, 49.8% and 53.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2014 and 2013, a substantial portion of our markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2014, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.1 million.

Refer to note 3 to the consolidated financial statements included elsewhere in this annual report for analysis of accounts receivable by age presented based on payment due date, net of allowance.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2014 and 2013, we recorded valuation allowances of US$127.9 million and US$88.6 million, respectively; as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Derivative Instruments and Hedging Activities

We seek to manage market risk, including interest rate risk associated with variable rate borrowings, through balancing fixed-rate and variable rate borrowings with the use of derivative financial instruments such as floating-for-fixed interest rate swap agreements. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statement of operations or in accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of our derivative instruments are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields.

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

As of December 31, 2014, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,597.7 million, US$110.6 million and US$1,816.6 million, respectively, and HK$3.12 billion (approximately US$401.1 million) of the 2011 Credit Facilities remains available for future drawdown.

In addition, under the Studio City Project Facility, we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100 million) revolving credit facility. On July 28, 2014, we drew down the term loan under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On January 24, 2014, MCE Leisure Philippines issued its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. The net proceeds from the issuance of Philippine Notes were used for the development of City of Dreams Manila.

On June 24, 2014, MCP completed the 2014 Top-up Placement on the Philippine Stock Exchange raising net proceeds of approximately US$122.2 million.

An indictment from the Taipei District Prosecutors Office against our Taiwan branch office of a subsidiary and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws was received in August 2014. In January 2013, the same Prosecutors Office froze one of such Taiwan branch office’s deposit accounts, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to US$102.2 million) at the time the account was frozen, in connection with the investigation related to this indictment. Therefore, we have presented the balance of such deposit account as restricted cash in our financial statements. See “Item 8. Financial Information — A. Consolidated and Other Financial Information — Legal and Administrative Proceedings” for more details.

MCP’s restricted cash represented cash in escrow account as required in the Provisional License issued by PAGCOR for the development of City of Dreams Manila. Under the Provisional License granted by PAGCOR, the Philippine Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Philippine Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Philippine Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account funds are expected to be released in the coming twelve months from December 31, 2014.

The Studio City cash and cash equivalents is mainly comprised of unspent proceeds from offering of the Studio City Notes, and drawdown of the term loan under the Studio City Project Facility, all of which were restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2014	2013	2012
	(in thousands of US$)
Net cash provided by operating activities	$894,614	$1,151,934	$950,233
Net cash used in investing activities	(1,605,269)	(1,209,270)	(1,335,718)
Net cash provided by (used in) financing activities	926,950	(264,967)	934,735
Effect of foreign exchange on cash and cash equivalents	(397)	(5,149)	1,935

Net increase (decrease) in cash and cash equivalents	215,898	(327,452)	551,185
Cash and cash equivalents at beginning of year	1,381,757	1,709,209	1,158,024

Cash and cash equivalents at end of year	$1,597,655	$1,381,757	$1,709,209

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$894.6 million for the year ended December 31, 2014, compared to US$1,151.9 million for the year ended December 31, 2013. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance as described in the foregoing section and increased working capital for the operations. Net cash provided by operating activities was US$1,151.9 million for the year ended December 31, 2013, compared to US$950.2 million for the year ended December 31, 2012. The increase in net cash provided in operating activities was mainly attributable to strong growth in underlying operating performance.

Investing Activities

Net cash used in investing activities was US$1,605.3 million for the year ended December 31, 2014, compared to net cash used in investing activities of US$1,209.3 million for the year ended December 31, 2013. The increase was primarily due to increased capital expenditures payments in 2014 related to Studio City and City of Dreams Manila. Net cash used in investing activities for the year ended December 31, 2014 included capital expenditure payment of US$1,214.9 million, an increase in restricted cash of US$678.2 million, advance payments for construction costs of US$107.6 million, deposits for acquisition of property and equipment of US$99.4 million and the land use rights payment of US$50.5 million, which were offset in part by a net decrease in bank deposits with original maturity over three months of US$516.3 million and net proceeds from sale of assets held for sale of US$29.3 million.

The net increase of US$678.2 million in the amount of restricted cash for the year ended December 31, 2014 was primarily due to the drawdown of the term loan under the Studio City Project Facility of US$1,295.7 million and capital injection for the Studio City project from our Company and our SCI minority shareholder of US$230.0 million, partially offset the withdrawal and payment of Studio City project costs and interest of US$847.5 million.

The decrease of US$516.3 million in the amount of bank deposits with original maturity over three months was due to maturity of deposits partially offset by new deposits placed during the year. As of December 31, 2014, we have placed bank deposits of US$110.6 million with their original maturity over three months for a better yield (December 31, 2013: US$626.9 million).

Net proceeds of US$29.3 million was received from the sale of assets held for sale, which completed during the year ended December 31, 2014 with a gain of US$22.1 million being recognized.

Our total capital expenditure payments for the year ended December 31, 2014 were US$1,214.9 million. Such expenditures were mainly associated with enhancements to our integrated resort offerings and for the development of Studio City and City of Dreams Manila. Deposits for acquisition of property and equipment were US$99.4 million for the year ended December 31, 2014 mainly associated with Studio City and City of Dreams Manila. We also paid US$47.0 million and US$3.5 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments during the year ended December 31, 2014.

Net cash used in investing activities was US$1,209.3 million for the year ended December 31, 2013, compared to net cash used in investing activities of US$1,335.7 million for the year ended December 31, 2012. Net cash used in investing activities for the year ended December 31, 2013 included bank deposits with original maturity over three months of US$626.9 million, capital expenditure payment of US$575.2 million, advance payments for construction costs of US$161.6 million, the land use rights payment of US$64.3 million, payment for contract acquisition costs and security deposit of US$32.0 million and deposits for acquisition of property and equipment of US$17.2 million, which were offset in part by the decrease in restricted cash of US$268.4 million.

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

We expect to incur significant capital expenditures for Studio City, City of Dreams Manila, the retail precinct and the fifth hotel tower at City of Dreams in the future. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2014, 2013 and 2012.

	Year Ended December 31,
	2014	2013	2012
	(in thousands of US$)
Macau:
Mocha Clubs	$13,116	$6,515	$5,951
Altira Macau	21,984	5,464	7,105
City of Dreams	264,922	97,654	99,416
Studio City	907,455	440,826	115,385

Sub-total	1,207,477	550,459	227,857
The Philippines:
City of Dreams Manila	405,196	359,854	817
Corporate and Others	24,632	2,042	55,324

Total capital expenditures	$1,637,305	$912,355	$283,998

Our capital expenditures for the year ended December 31, 2014 increased significantly from that of the year ended December 31, 2013 primarily due to the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower. Our capital expenditures for the year ended December 31, 2013 increased significantly from that of the year ended December 31, 2012 primarily due to the development of Studio City and City of Dreams Manila.

Advance payments for construction costs for the year ended December 31, 2014 were US$107.6 million, compared to US$161.6 million for the year ended December 31, 2013, which were incurred primarily for the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower. There was no such payment made for the year ended December 31, 2012.

Our payment for contract acquisition costs and security deposit for the year ended December 31, 2013 were US$27.7 million and US$4.3 million, respectively, both of which were paid to Belle Corporation, one of the Philippine Parties, in relation to the closing arrangement agreement as well as the lease agreement of City of Dreams Manila. There was no such payment made for the years ended December 31, 2014 and 2012.

Financing Activities

Net cash provided by financing activities amounted to US$927.0 million for the year ended December 31, 2014, primarily due to (i) the proceeds of the drawdown of the term loan under the Studio City Project Facility of US$1,295.7 million; (ii) the proceeds of the issuance of the Philippine Notes of US$336.8 million; (iii) net proceeds from the issuance of shares of MCP of US$122.2 million; and (iv) the capital injection of US$92.0 million from the SCI minority shareholder, in accordance with our shareholder agreement, which were offset in part by (v) dividend payments of US$342.7 million; (vi) repurchase of shares of US$300.5 million (including commission costs); (vii) the scheduled repayments of the term loan under 2011 Credit Facilities of US$256.7 million; and (viii) the payment of debt issuance cost primarily associated with the Philippine Notes and Studio City Project Facility of US$12.7 million.

Net cash used in financing activities amounted to US$265.0 million for the year ended December 31, 2013, primarily due to (i) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million; (ii) the early redemption of the RMB Bonds and Deposit-Linked Loan of US$721.5 million; (iii) the repayment of the revolving credit facility under the 2011 Credit Facilities of US$212.5 million; (iv) the scheduled repayments of the term loan under the 2011 Credit Facilities of US$128.4 million; (v) prepaid debt issuance costs of US$56.5 million associated with the Studio City Project Facility;

(vi) the payment of debt issuance costs associated with the 2013 Senior Notes and Studio City Notes of US$19.6 million and US$7.0 million, respectively; (vii) the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million; and (viii) the purchase of MCE shares of US$8.8 million under trust arrangement for further vesting of restricted shares. These were offset in part by (i) the proceeds of the issuance of the 2013 Senior Notes of US$1.0 billion; (ii) net proceeds from the issuance of shares of MCP of US$338.5 million; and (iii) capital injection of US$280.0 million from the SCI minority shareholder, in accordance with our shareholder agreement.

Net cash provided by financing activities amounted to US$934.7 million for the year ended December 31, 2012, primarily from the proceeds of the issuance of the Studio City Notes totaling US$825.0 million in November 2012, the proceeds from the drawdown of the Aircraft Term Loan totaling US$43.0 million in June 2012, capital injection of US$140.0 million from the SCI minority shareholder in accordance with our shareholder agreement and proceeds from the exercise of share options totaling US$3.6 million. These were offset in part by the payment of debt issuance costs of US$30.3 million, primarily associated with the Studio City Notes and consent solicitation fee for the 2010 Senior Notes, the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million and prepaid debt issuance costs of US$18.8 million associated with the Studio City Project Facility, as well as repayment of the Aircraft Term Loan of US$2.8 million.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2014:

As of December 31, 2014
(in thousands of US$)
Studio City Project Facility	$1,295,689
2013 Senior Notes	1,000,000
Studio City Notes	825,000
2011 Credit Facilities	417,166
Philippine Notes	336,195
Aircraft Term Loan	28,731

$3,902,781

Major changes in our indebtedness during the year ended and subsequent to December 31, 2014 are summarized below.

On January 24, 2014, MCE Leisure Philippines issued its PHP15 billion (equivalent to approximately US$340.0 million at date of pricing) aggregate principal amount of Philippine Notes, at par, with an interest rate of 5.00% per annum and a maturity date of January 24, 2019. The Philippine Notes includes a tax gross up provision requiring MCE Leisure Philippines to pay without any deduction or withholding for or on account of tax. The net proceeds from the issuance of Philippine Notes were used for the development of City of Dreams Manila.

On July 28, 2014, we drew down the term loan of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, with the revolving credit facility of HK$775,420,000 (equivalent to approximately US$100 million) under the Studio City Project Facility available for future drawdown, subject to satisfaction of certain conditions precedent.

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, Studio City and the fifth hotel tower at City of Dreams.

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

The construction budget for the first phase of Studio City is approximately US$2.3 billion. However, this cost estimate may be revised depending on a number of variables, including receipt of all necessary governmental approvals, the final design and development plan, funding costs, the availability of financing on terms acceptable to us, an prevailing market conditions. As of December 31, 2014, we had incurred expenditure for construction in progress of approximately US$1,450.5 million for the development of Studio City since our acquisition of a 60% equity interest in SCI.

For the purpose of financing the first phase of Studio City, we offered the US$825.0 million Studio City Notes and drew down the term loan of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this annual report, MCE and the SCI minority shareholder have contributed US$1,250.0 million to the first phase of Studio City in accordance with the shareholder agreement, including a completion guarantee support cash of US$225.0 million as required under the Studio City Project Facility.

In 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option on the Philippine Stock Exchange raising approximately US$338.5 million in net proceeds. In 2014, MCP completed the issuance of the Philippine Notes in January 2014 and the 2014 Top-up Placement on the Philippine Stock Exchange raising approximately US$122.2 million net proceeds in June 2014.

As of December 31, 2014, MCP has incurred construction and fixed asset costs of US$765.9 million, including recognition of assets under the capital lease obligations. City of Dreams Manila’s grand opening occurred on February 2, 2015.

In August 2014, our board approved the implementation of a US$500 million stock repurchase program which, together with the Company’s dividend policy, provides us with an another mechanism to return surplus capital efficiently while retaining flexibility to fund our current operations and future development pipeline. During the year ended December 31, 2014, we repurchased 36,649,344 ordinary shares for US$300.5 million (including commission costs) under this program of which 32,931,528 ordinary shares had been cancelled. Subsequent to December 31, 2014, we cancelled 3,717,816 ordinary shares.

The Company commenced expansion of its retail precinct at City of Dreams, which is expected to open in the first half of 2016. The Company has also commenced the development of the fifth hotel tower at City of Dreams although its development plan and schedule is currently under review and may be subject to change after taking into account a range of factors, including the current and expected future operating environment in Macau and other potential uses of cash and future cash flow. For prevailing Macau market condition, see “Item 4. Information on the Company — B. Business Overview — Market and Competition”.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2014, we had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling US$1,065.8 million including advance payments for construction costs of US$107.6 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, please refer to note 23 to the consolidated financial statements included elsewhere in this annual report.

As of December 31, 2014 and December 31, 2013, our gearing ratios (total indebtedness divided by total assets) were 37.4% and 28.7%, respectively. Our gearing ratio increased as of December 31, 2014, primarily as a result of increased indebtedness from the drawdown of the term loan under the Studio City Project Facility and the issuance of Philippine Notes, offset by the scheduled repayments of the term loan under the 2011 Credit Facilities.

An indictment from the Taipei District Prosecutors Office against our Taiwan branch office and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws was received in August 2014. In January 2013, the same Prosecutors Office froze one of our Taiwan branch office’s deposit accounts in connection with the investigation related to this indictment. The frozen deposit account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. We have presented the balance of such deposit account as non-current restricted cash in our financial statements. We will vigorously defend any allegations against us, as based on Taiwan legal advice received, we believe our operations in Taiwan are in compliance with Taiwan laws. As at the date of this annual report, the indictment and the legal proceedings would have no immediate material impact on our business operations or financial position. We are monitoring this case closely and will re-assess the right and accessibility to the funds if there is any development in the case. We will account for the funds and provide relevant disclosure as and when appropriate as this case develops.

Each of Melco Crown Macau and Studio City Company Limited has a corporate rating of “BB” and “BB-” by Standard & Poor’s, respectively, and each of MCE Finance and Studio City Finance has a corporate rating of “Ba3” and “B2” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into license or hotel management agreements with the following entities or groups for allowing us to have exclusive and non-transferable license rights to use their trademarks for our properties:

•	Crown Melbourne Limited in relation to the use of the Crown trademark in Macau and the Philippines;

•	Hyatt group in relation to the use of various trademarks owned by Hyatt group for the branding of the twin-tower hotels at City of Dreams;

•	Hard Rock Holdings Limited in relation to the use of the Hard Rock brand in Macau at City of Dreams.

•	Nobu Hospitality LLC in relation to the use of certain trademarks and intellectual property rights owned by Nobu in connection with its development, operation and management of the Nobu hotel and restaurant at City of Dreams Manila;

•	Hyatt International Corporation and MCE Leisure Philippines, under which various trademarks owned by Hyatt are licensed to MCE Leisure Philippines for its operation of a hotel at City of Dreams Manila; and

•	Dreamworks Animation and MCE Leisure Philippines, under which various trademarks and other intellectual property rights owned by Dreamworks Animation are licensed to MCE Leisure Philippines for its operation of DreamPlay, a family entertainment center at City of Dreams Manila.

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

D. TREND INFORMATION

Other than as disclosed in “Item 4. Information on the Company — B. Business Overview — Market and Competition,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. OFF-BALANCE SHEET ARRANGEMENTS

Except as disclosed in note 23(d) to the consolidated financial statements included elsewhere in this annual report, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2014.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
Studio City Project Facility	$—	$311.0	$984.7	$—	$1,295.7
2013 Senior Notes	—	—	—	1,000.0	1,000.0
Studio City Notes	—	—	—	825.0	825.0
2011 Credit Facilities	256.7	160.5	—	—	417.2
Philippine Notes	—	—	336.2	—	336.2
Aircraft Term Loan	6.0	12.6	10.1	—	28.7
Fixed interest payments(2)	141.1	282.3	262.7	120.5	806.6
Variable interest payments(3)	68.5	112.1	3.7	—	184.3
Other finance fees(4)	1.1	2.1	1.1	—	4.3
Capital lease obligations(5)	25.3	70.0	83.5	755.2	934.0
Operating lease obligations:
Operating leases, including City of Dreams Manila and Mocha Clubs locations	24.1	37.1	33.8	66.9	161.9
Construction costs and property and equipment retention payables	17.1	59.2	—	—	76.3
Other contractual commitments:
Government annual land use fees(6)	1.9	3.7	4.7	26.6	36.9
Fixed interest on land premium(6)	1.1	0.1	—	—	1.2
Construction, plant and equipment acquisition commitments(7)	972.9	92.9	—	—	1,065.8
Gaming subconcession premium(8)	23.4	47.0	47.0	58.2	175.6

Total contractual obligations	$1,539.2	$1,190.6	$1,767.5	$2,852.4	$7,349.7

(1)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	Amounts included the gross up withholding tax on interest expenses for the Philippine Notes in accordance with the terms of the notes facility and security agreement.

(3)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and HIBOR or LIBOR as at December 31, 2014 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(4)	The amounts represent the other finance fees for the Philippine Notes in accordance with the terms of the notes facility and security agreement.

(5)	See note 13 to the consolidated financial statements included elsewhere in this annual report for further details on capital lease obligations.

(6)	The City of Dreams and Altira Macau sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of up to ten years each, until December 19, 2049. The land concession for the Studio City site, in which we hold a 60% equity interest, located on a land parcel in which we have received a land concession from the Macau government for a 25-year term from October 17, 2001, is renewable for further consecutive periods of ten years each until December 19, 2049. Renewal of the land concessions are subject to obtaining approvals from the Macau government. See “Item 4. Information on the Company — B. Business Overview — Our Properties” for further details of the land concession obligations.

(7)	See note 23(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.

(8)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and minimum variable premium of MOP45.0 million (approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2014 through to the termination of the gaming subconcession in June 2022.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	38	Co-chairman, chief executive officer and executive director
James Douglas Packer	47	Co-chairman and non-executive director
John Peter Ben Wang	54	Non-executive director
Clarence Yuk Man Chung	52	Non-executive director
William Todd Nisbet	47	Non-executive director
Rowen Bruce Craigie	59	Non-executive director
James Andrew Charles MacKenzie	61	Independent non-executive director
Thomas Jefferson Wu	42	Independent non-executive director
Alec Yiu Wa Tsui	65	Independent non-executive director
Robert Wason Mactier	50	Independent non-executive director
Geoffrey Stuart Davis	46	Executive vice president and chief financial officer
Stephanie Cheung	52	Executive vice president and chief legal officer
Akiko Takahashi	61	Executive vice president and chief human resources/corporate social responsibility officer
Ying Tat Chan aka Ted Chan	43	Chief operating officer
Constance Ching Hui Hsu	41	General manager of Altira Macau
Jaya Jesudason	73	Executive vice president, construction and design

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

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a member of the Board of Directors, member of the Executive Committee, and a vice patron of The Community Chest of Hong Kong; member of Science and Technology Council of the Macau SAR Government; member of All China Youth Federation; member of Macau Basic Law Promotional Association; chairman of Macau International Volunteers Association; member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary Patron of The Canadian Chamber of Commerce in Macao; honorary president of Association of Property Agents and Real Estate Developers of Macau and director executive of Macao Chamber of Commerce. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005.

As a socially–responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. And in 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times, and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

In 2014, Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time. He was also awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for the third time, and was honored as one of the recipients of the Asian Corporate Director Recognition Awards for three consecutive years in 2014.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. James Douglas Packer was appointed as our non-executive director on March 8, 2005 and has served as our co-chairman since March 2005. Mr. Packer is the chairman of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007, and a member of the Crown Investment Committee since February 2008. Mr. Packer is also the chairman of Consolidated Press Holdings Pty Limited (the largest shareholder of Crown), having been appointed in January 2006. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited (formerly called Challenger Financial Services Group Limited) from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, Ten Network Holdings Limited from December 2010 to March 2011, Ellerston Capital Limited from August 2004 to August 2011 and Consolidated Media Holdings Limited from December 2007 to November 2012.

Mr. John Peter Ben Wang was appointed as our non-executive director on November 21, 2006. Mr. Wang is currently the deputy chairman and executive director of Summit Ascent Holdings Limited (“Summit Ascent”), a company listed on the HKSE, and before that, he was the chairman of Summit Ascent from March 2011 to July 2013. He previously held non-executive directorships in MelcoLot Limited, Oriental Ginza Holdings Limited, China Precious Metal Resources Holdings Co., Ltd., and Anxin-China Holdings Limited, companies listed on the HKSE. Mr. Wang was the chief financial officer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, he had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

Mr. Clarence Yuk Man Chung was appointed as our non-executive director on November 21, 2006. He has also been an executive director of Melco since May 2006. He joined Melco in December 2003. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco, he has more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including year 2013) by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the Nasdaq Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of MCP, a company listed on the Philippine Stock Exchange, since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. William Todd Nisbet was appointed as our non-executive director on October 14, 2009. He is also a Director of Studio City International Holdings Limited and has been appointed as a director of MCP, a company listed on the Philippine Stock Exchange, since December 2012. In addition, Mr. Nisbet has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Nisbet joined Crown, an operator of casinos and integrated resorts, in 2007. In his role as Executive Vice President – Strategy and Development at Crown, Mr. Nisbet is responsible for all development and new business opportunities for Crown. Prior to joining Crown, Mr. Nisbet was one of the original founding members of the Wynn Resorts management team holding the position of Executive Vice President – Project Director from August 2000 through July 2007 for Wynn Design and Development, a development subsidiary of Wynn Resorts Limited (“Wynn”), an operator of casinos and integrated resorts. Serving this role with Wynn, Mr. Nisbet led the development efforts for Wynn Resorts in both Las Vegas and Macau. Prior to joining Wynn, Mr. Nisbet was the vice president of operations for Marnell Corrao Associates. During Mr. Nisbet’s 14 years at Marnell Corrao from 1986 to 2000, he was responsible for managing various aspects of the construction of some of Las Vegas’ most elaborate and industry-defining properties. Mr. Nisbet obtained a bachelor of science degree in Finance from the University of Nevada, Las Vegas in 1993.

Mr. Rowen Bruce Craigie was appointed as our non-executive director on March 8, 2005. Mr. Craigie has also been appointed as a director of our subsidiaries in various different jurisdictions.

Mr. Craigie is the Chief Executive Officer and Managing Director of Crown, an operator of casinos and integrated resorts, having been appointed on its formation in 2007. Mr. Craigie is also a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in January 2002, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. Mr. Craigie previously served as the Chief Executive Officer of PBL Gaming from 2005 to 2007 and as the Chief Executive Officer of Crown Melbourne Limited from 2002 to 2007.

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

Mr. Craigie is a member of the Australian Commonwealth Government’s Trade and Investment Policy Advisory Council (TIPAC) and is President of Casinos and Resorts Australasia. He obtained a bachelor of economics (honors) degree from Monash University, Melbourne, Australia in 1976.

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive director on April 24, 2008 and was appointed as an independent non-executive director of MCP, our subsidiary listed on the Philippine Stock Exchange on December 19, 2012. He is the chairman of our audit committee and also serves as the MCP audit committee chairman and as a member of MCP’s nominating and corporate governance committee and compensation committee. Mr. MacKenzie was appointed as the chairman of ShineWing Australian on February 1, 2015. He has extensive experience as a company director, having held a number of directorships including, director and co-vice chairman of Yancoal Australia Limited, from June 2012 to April 2014, non-executive director and chairman of Mirvac Group from November 2005 to January 2014 and November 2005 to November 2013 respectively, and non-executive director and chairman of Pacific Brands Limited from May 2008 to May 2013 and May 2008 to May 2012 respectively. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007. Prior to 2005, Mr. MacKenzie held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc and was a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively.

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

Mr. Wu is active in public service in both Hong Kong and Mainland China. He serves in a number of advisory roles at different levels of government. In Mainland China, he is a member of the Heilongjiang Provincial Committee of the 11th Chinese People’s Political Consultative Conference, a Standing Committee member and a member of the Huadu District Committee of The Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Government’s Standing Committee on Disciplined Services Salaries and Conditions of Service and a member of its Steering Committee on the Promotion of Electric Vehicles, the Vice Patron of the Community Chest of Hong Kong, a member of Hong Kong Tourism Board, as well as a member of the Board of Directors of the Hong Kong Sports Institute Limited and the Asian Youth Orchestra Limited. He is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, he was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. He is the vice president (Asia/Oceania) of International Ice Hockey Federation, the co-founder and chairman of the Hong Kong Amateur Ice Hockey Club and the Hong Kong Academy of Ice Hockey, as well as the chairman of Hong Kong Ice Hockey Officials Association. He is also the honorary president of the Hong Kong Ice Hockey Association – the national sports association of ice hockey in Hong Kong, the vice-president of the Chinese Ice Hockey Association, honorary president of the Macau Ice Sports Federation and honorary chairman of the Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” He was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia magazine in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of China BlueChemical Limited from April 2006 to June 2012 and China Chengtong Development Group Limited from March 2003 to November 2013, all of which are companies listed on the HKSE. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2006 and a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. He is also an independent non-executive director of a number of companies listed on the HKSE, Nasdaq, the Shanghai Stock Exchange and the Philippine Stock Exchange, including COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, Pacific Online Limited since 2007, ATA Inc. since 2008, China Oilfield Services Limited since 2009, Summit Ascent Holdings Limited since March 2011 and MCP since December 2012 and Kangda International Environmental Company Limited since July 2014. Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

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

Ms. Akiko Takahashi is our executive vice president and chief human resources/corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our Company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006, where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City, and where her last engagement prior to joining our Company was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii/Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

Mr. Ying Tat Chan aka Ted Chan is our chief operating officer and he was appointed to his current role in February 2012. Mr. Chan oversees all business units of our group. Previously, since September 2010, he was our co-chief operating officer, gaming and before that he served as president of Altira Macau from November 2008. Prior to his appointment as president of Altira Macau, between 1998 and 2008, Mr. Chan held senior executive roles with First Shanghai Financial Holding Limited, Melco, Mocha Clubs and Amax Entertainment Holdings Limited. He graduated with a bachelor’s degree in business administration from the Chinese University of Hong Kong in 1995 and with a master’s degree in financial management under a long distance learning course from the University of London, the United Kingdom in 1998.

Ms. Constance Ching Hui Hsu is our general manager of Altira Macau, and she was appointed to her current role in December 2013. Ms. Hsu has worked for Mocha Clubs since September 2003. She was Mocha Club’s former financial controller from September 2003 to September 2006, overseeing finance, treasury, audit, legal compliance, procurement and administration and human resources functions, its chief operating officer from December 2006 to November 2008 and its president from December 2008 to December 2013, in-charge-of the overall business of Mocha Clubs. Ms. Hsu obtained her bachelor of arts degree in business administration with major in accounting in 1997 from Seattle University and a master’s degree in business administration (with concentration on financial services) from The Hong Kong University of Science and Technology in 2002 and a doctorate degree in economics from Beijing Normal University in 2013. Ms. Hsu was qualified as a Certified Public Accountant in the state of Washington, United States in 1998, a member of the American Institute of Certified Public Accountants in 1999, and an associate member of the Hong Kong Institute of Certified Public Accountants in 2001.

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$29.6 million for the year ended December 31, 2014. Details of the emoluments paid or payable to the directors during the year ended December 31, 2014 were as follows:

	Directors’ Fees	Salaries and Other Benefits	Performance Bonuses (1)	Retirement Benefit Scheme Contributions	Share-based Compensation	Total
	(In thousands of US$)
Co-chairman, executive director
Lawrence Yau Lung Ho (2)	$—	$2,777	$3,625	$2	$4,156	$10,560
Co-chairman, non-executive director
James Douglas Packer	—	—	—	—	998	998
Non-executive directors
John Peter Ben Wang	—	—	—	—	119	119
Clarence Yuk Man Chung	—	200	200	—	863	1,263
William Todd Nisbet	—	100	—	—	578	678
Rowen Bruce Craigie	—	—	—	—	71	71
Independent non-executive directors
James Andrew Charles MacKenzie	125	190	—	—	264	579
Thomas Jefferson Wu	113	—	—	—	119	232
Alec Yiu Wa Tsui	112	183	—	—	264	559
Robert Wason Mactier	85	—	—	—	119	204

	$435	$3,450	$3,825	$2	$7,551	$15,263

Notes

(1)	Performance bonuses are determined with reference to the individuals’ performance and the organizational and financial performance of the Company.

(2)	Mr. Lawrence Yau Lung Ho is also the chief executive officer of our Company and his emoluments disclosed above include those for services rendered by him as the chief executive officer.

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

Equity Awards

In 2014, we granted share options to acquire 731,499 of our ordinary shares pursuant to the 2011 Share Incentive Plan, to directors and senior executive officers of our Company with exercise prices of US$12.98 per share, or US$38.94 per ADS, and 452,234 restricted shares with grant date fair value at US$12.49 per share, or US$37.46 per ADS. The options expire ten years after the date of grant. In 2014, no options or restricted shares held by the directors and senior executive officers were forfeited. No further awards will be granted under our share incentive plan adopted on December 1, 2009 by our Company, or the 2006 Share Incentive Plan and all subsequent awards will be issued under the 2011 Share Incentive Plan. See “ — E. Share Ownership” for descriptions of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2014, we set aside or accrued approximately US$0.4 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “ — D. Employees.”

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our Company to be or becomes of unsound mind.

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest versions of the nominating and corporate governance committee charter and the audit committee charter adopted in December 2013 and March 2015 respectively and the latest version of the compensation committee charter adopted in March 2014 to satisfy the requirements of the HKSE. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

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

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for certain periods following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area for six months following termination of employment; (ii) solicit or seek any business orders from our customers for one year following termination of employment; or (iii) seek directly or indirectly, to solicit the services of any of our employees for one year following termination of employment. The restricted area is defined as Hong Kong, any other country or region in which our Company operates or intend to operate.

D. EMPLOYEES

Employees

We had 18,367 and 11,958 employees as of December 31, 2014 and 2013, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2014 and 2013. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2014		2013
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	750	4.1%	618	5.2%
Altira Macau	2,428	13.2%	2,264	18.9%
City of Dreams	9,244	50.3%	8,292	69.3%
Corporate and centralized services (1)	932	5.1%	648	5.5%
City of Dreams Manila	5,013	27.3%	136	1.1%

Total	18,367	100.0%	11,958	100.0%

Note:

(1)	Includes staff for Studio City.

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

We provided option for our qualifying employees in Macau to enroll in voluntary defined contribution schemes (the “Macau Schemes”) operated by us. We contribute a fixed percentage of the eligible employees’ base salaries or fixed amount to the Macau Schemes. Our contributions to the Macau Schemes are vested to employees in accordance with a vesting schedule with full vesting in 10 years from date of employment. The Macau Schemes were established under trust with the assets of the funds held separately from those of the Group by independent trustees in Macau.

Hong Kong

Our executive officers, Hong Kong employees and certain employees in other jurisdictions participate in Mandatory Provident Fund Schemes (the “MPF Schemes”) operated by us in Hong Kong. We are required to contribute a selected fixed percentage of the executive officers’ and employee’s base salaries to the MPF Scheme, which included our mandatory contribution portion.

The excess of contributions over our mandatory portion are treated as our voluntary contribution and are vested to the executive officers and employee in accordance with a vesting schedule with full vesting in 10 years from date of employment. Our mandatory contributions to the MPF Schemes are fully and immediately vested to the employee once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of us by an independent trustee in Hong Kong.

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

Total contributions made into the defined contribution plans for the years ended December 31, 2014, 2013 and 2012 were US$14.8 million, US$8.5 million and US$5.3 million, respectively.

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

As of December 31, 2014, there was no unvested share option under the 2006 Share Incentive Plan.

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

The following paragraphs summarize the principal terms of the current 2011 Share Incentive Plan. Amendments to the 2011 Share Incentive Plan as a result of the proposed voluntary withdrawal of listing of our shares on HKSE will be proposed to the upcoming annual general meeting for shareholders to consider.

Types of Awards. The awards that may be granted under the plan include options, incentive share options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. We may grant awards to directors, employees and consultants of our Company, any parent or subsidiary of our Company, or any of our related entities that our board designates as a related entity for the purposes of the 2011 Share Incentive Plan. Our compensation committee may from time to time select from among eligible individuals those to whom awards shall be granted. However, only employees of our Company or of a parent or subsidiary of our Company are eligible to receive incentive share option awards.

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

Maximum Entitlement of Option Holders. The maximum aggregate number of shares underlying an option grant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of shares in issue on the date of grant, unless shareholders’ approval is obtained in accordance with the listing rules of the HKSE. The maximum aggregate number of shares to be issued upon exercise of options granted to a substantial shareholder or an independent non-executive director of our Company, or any of their respective associates, shall not exceed 0.1% of the shares in issue on the offer date or have an aggregate value, based on the official closing price of the shares as quoted by the HKSE on the offer date, in excess of HK$5 million, unless shareholders’ approval is obtained in accordance with the listing rules of the HKSE. Such limits may be amended from time to time by the HKSE. Our compensation committee may not grant options to a director, chief executive or substantial shareholder of our Company, or any of their respective associates, without approval by independent non-executive directors on the compensation committee at the time of such determination.

Option Periods and Payments. Our compensation committee may in its discretion determine, subject to the plan expiration period: the period within which shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option; and the period within which payments or calls must or may be made.

Plan Administration. Our compensation committee will administer the 2011 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award granted. The compensation committee’s decisions are final, binding, and conclusive for all purposes and upon all parties.

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

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed 10 years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. An incentive share option may not be exercised upon the earlier of (a) 10 years from the date of the grant; (b) three months after termination as an employee; and (c) one year after the date of termination of employment or service on account of disability or death.

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

Change in Control and Corporate Transactions. In the event of a change in the control of our Company, our compensation committee may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 12 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Amendment and Termination. With the approval of the Board, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan, except certain amendments requiring Shareholders’ approval pursuant to the applicable law. Except amendments made pursuant to the above, no termination, amendment, or modification of the 2011 Share Incentive Plan shall adversely affect in any material way any award previously granted under the 2011 Share Incentive Plan or any previous plans, without the prior written consent of the participant.

Expiration. The 2011 Share Incentive Plan will expire 10 years after December 7, 2011, the date on which it became effective. No awards may be granted pursuant to the 2011 Share Incentive Plan after that time.

Vesting Schedule. In general, our compensation committee determined, or the award agreement would specify, the vesting schedule.

As of the date of this annual report, we have granted (i) share options to subscribe for a total of 4,644,060 shares and (ii) restricted shares in respect of a total of 2,734,536 shares, pursuant to the 2011 Share Incentive Plan.

As of December 31, 2014 the unvested share options granted under the 2011 Share Incentive Plan represented approximately 0.163% of our issued share capital.

If all the unvested share options were to be exercised and vested during the year ended December 31, 2014 on an unaudited pro-forma basis, there would be a dilution effect on the shareholdings of our shareholders of approximately 0.163% and basic earnings per share of US$0.0006.

On May 15, 2013, we announced our giving of the authorization to the trustee which administers our 2011 Share Incentive Plan to purchase ADSs on Nasdaq for the purpose of satisfying our obligations to deliver

ADSs under the 2011 Share Incentive Plan (“Purchase Program”). Under the Purchase Program, the trustee can purchase ADS on the open market at the price range to be determined by the Company’s management from time to time. This Purchase Program may be terminated or suspended by us at any time. During the year ended December 31, 2014, the trustee purchased on Nasdaq a total of 69,426ADSs (equivalent to 208,278 shares) and the total cost for acquiring these ADSs was approximately US$1.7 million which, was fully paid during the year ended December 31, 2014.

As of December 31, 2014, there was no unvested share options and restricted share under the 2006 Share Incentive Plan. A summary of the unvested awards granted under the 2011 Share Incentive Plan as of December 31, 2014 is presented below:

	Exercise price /grant date fair value per share (US$)	Number of unvested share options/restricted shares	Vesting period
Share Options
2012 Long Term Incentive Plan	4.70	579,852	3 years
2013 Long Term Incentive Plan	8.42	855,630	3-4 years
2014 Long Term Incentive Plan	12.98	1,230,354	3 years

		2,665,836

Restricted Shares
2012 Long Term Incentive Plan	4.43	357,732	3 years
2013 Long Term Incentive Plan	8.27	508,479	3-4 years
2014 Long Term Incentive Plan	12.49	701,681	3 years

		1,567,892

Details of the movement in share options granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2014 are as follows:

						Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$		Outstanding as at January 1, 2014	Granted during the period	Exercised during the period (3)	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Directors :
Lawrence Yau Lung Ho	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09		724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09		724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09		724,692	—	—	—	—	724,692
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09		724,698	—	—	—	—	724,698
	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43		188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43		188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43		188,763	—	—	—	—	188,763
	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43		188,769	—	—	—	—	188,769
	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52		482,115	—	—	—	—	482,115
	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52		482,115	—	—	—	—	482,115
	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52		482,268	—	—	—	—	482,268
	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43		158,133	—	—	—	—	158,133
	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43		158,133	—	—	—	—	158,133
	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43		158,133	—	—	—	—	158,133
	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27		120,870	—	—	—	—	120,870
	May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27		120,870	—	—	—	—	120,870
	May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27		120,870	—	—	—	—	120,870
	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49	(4)	—	320,343	—	—	—	320,343

Sub-total:						5,937,339	320,343	—	—	—	6,257,682

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2014	Granted during the period	Exercised during the period (3)	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Clarence Yuk Man Chung	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509

Sub-total:					194,664	—	—	—	—	194,664

John Peter Ben Wang	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509

Sub-total:					194,664	—	—	—	—	194,664

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2014	Granted during the period	Exercised during the period (3)	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Robert Wason Mactier	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	—	—	—	5,982
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	—	—	—	11,967
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	—	—	—	17,952
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	—	—	—	23,946
	March 18, 2008	March 18 ,2009 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18 ,2010 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18 ,2011 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 18, 2008	March 18 ,2012 to March 17, 2018	4.01	4.01	14,157	—	—	—	—	14,157
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	—	—	—	34,509

Sub-total:					254,511	—	—	—	—	254,511

Thomas Jefferson Wu	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,982	—	(5,982)	—	—	—
	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,967	—	(11,967)	—	—	—
	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,952	—	(17,952)	—	—	—
	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,946	—	(23,946)	—	—	—
	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2014	Granted during the period	Exercised during the period (3)	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	14,157	—	(14,157)	—	—	—
	March 17, 2009	March 17, 2010 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2011 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2012 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—
	March 17, 2009	March 17, 2013 to March 16, 2019	1.09	1.09	34,509	—	(34,509)	—	—	—

Sub-total:					254,511	—	(254,511)	—	—	—

All Directors’ Sub-total:					6,835,689	320,343	(254,511)	—	—	6,901,521

Employees	September 10, 2007	September 10, 2008 to September 9, 2017	5.06	4.42	5,391	—	—	—	—	5,391
Employees	September 10, 2007	September 10, 2009 to September 9, 2017	5.06	4.42	11,970	—	—	—	—	11,970
Employees	September 10, 2007	September 10, 2010 to September 9, 2017	5.06	4.42	17,955	—	—	—	—	17,955
Employees	September 10, 2007	September 10, 2011 to September 9, 2017	5.06	4.42	23,940	—	—	—	—	23,940
Employees	March 18, 2008	March 18, 2009 to March 17, 2018	4.01	4.01	4,662	—	—	—	—	4,662
Employees	March 18, 2008	March 18, 2010 to March 17, 2018	4.01	4.01	4,662	—	—	—	—	4,662
Employees	March 18, 2008	March 18, 2011 to March 17, 2018	4.01	4.01	4,662	—	—	—	—	4,662
Employees	March 18, 2008	March 18, 2012 to March 17, 2018	4.01	4.01	4,671	—	—	—	—	4,671
Employees	November 25, 2008	November 25, 2010 to November 24, 2018	1.01	1.01	1,386,570	—	(41,526)	—	—	1,345,044
Employees	November 25, 2008	November 25, 2011 to November 24, 2018	1.01	1.01	1,736,727	—	(88,665)	—	(6,087)	1,641,975
Employees	January 20, 2009	January 20, 2010 to January 19, 2019	1.01	1.01	197,367	—	—	—	—	197,367
Employees	January 20, 2009	January 20, 2011 to January 19, 2019	1.01	1.01	197,367	—	—	—	—	197,367
Employees	January 20, 2009	January 20, 2012 to January 19, 2019	1.01	1.01	197,367	—	—	—	—	197,367

					Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$	Outstanding as at January 1, 2014	Granted during the period	Exercised during the period (3)	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Employees	January 20, 2009	January 20, 2013 to January 19, 2019	1.01	1.01	197,373	—	—	—	—	197,373
Employees	November 25, 2009	November 25, 2010 to September 9, 2017	1.43	1.43	58,347	—	(2,991)	—	—	55,356
Employees	November 25, 2009	November 25, 2011 to September 9, 2017	1.43	1.43	62,337	—	(6,981)	—	—	55,356
Employees	November 25, 2009	November 25, 2012 to September 9, 2017	1.43	1.43	72,309	—	(16,953)	—	—	55,356
Employees	November 25, 2009	November 25, 2013 to September 9, 2017	1.43	1.43	139,737	—	(37,920)	—	—	101,817
Employees	November 25, 2009	November 25, 2010 to March 17, 2018	1.43	1.43	55,080	—	—	—	—	55,080
Employees	November 25, 2009	November 25, 2011 to March 17, 2018	1.43	1.43	56,328	—	(1,248)	—	—	55,080
Employees	November 25, 2009	November 25, 2012 to March 17, 2018	1.43	1.43	71,400	—	(16,320)	—	—	55,080
Employees	November 25, 2009	November 25, 2013 to March 17, 2018	1.43	1.43	120,270	—	(22,482)	—	—	97,788
Employees	November 25, 2009	November 25, 2010 to April 10, 2018	1.43	1.43	35,100	—	—	—	—	35,100
Employees	November 25, 2009	November 25, 2011 to April 10, 2018	1.43	1.43	35,100	—	—	—	—	35,100
Employees	November 25, 2009	November 25, 2012 to April 10, 2018	1.43	1.43	35,100	—	—	—	—	35,100
Employees	November 25, 2009	November 25, 2013 to April 10, 2018	1.43	1.43	35,100	—	—	—	—	35,100
Employees	May 26, 2010	May 26, 2012 to May 25, 2020	1.25	1.25	44,331	—	(25,461)	—	—	18,870
Employees	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	90,498	—	(22,464)	—	—	68,034
Employees	May 26, 2010	May 26, 2013 to May 25, 2020	1.25	1.25	86,511	—	(49,128)	—	—	37,383
Employees	August 16, 2010	August 16, 2012 to August 15, 2020	1.33	1.25	150,000	—	—	—	—	150,000
Employees	August 16, 2010	August 16, 2014 to August 15, 2020	1.33	1.25	150,000	—	—	—	—	150,000
Employees	March 23, 2011	March 23, 2012 to March 22, 2021	2.52	2.52	699,573	—	(24,795)	—	—	674,778
Employees	March 23, 2011	March 23, 2013 to March 22, 2021	2.52	2.52	808,095	—	(87,618)	—	—	720,477

						Number of share options
Name or category of participants	Date of grant of share options (1)	Exercisable period (2)	Exercise price of share options (per Share) US$	Share price at date of grant of share options US$		Outstanding as at January 1, 2014	Granted during the period	Exercised during the period (3)	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Employees	March 23, 2011	March 23, 2014 to March 22, 2021	2.52	2.52		982,833	—	(154,842)	—	—	827,991
Employees	March 29, 2012	March 29, 2013 to March 28, 2022	4.70	4.43		364,776	—	(20,553)	—	—	344,223
Employees	March 29, 2012	March 29, 2014 to March 28, 2022	4.70	4.43		442,335	—	(40,944)	—	—	401,391
Employees	March 29, 2012	March 29, 2015 to March 28, 2022	4.70	4.43		442,380	—	—	(20,661)	—	421,719
Employees	May 10, 2013	May 10, 2014 to May 9, 2023	8.42	8.27		315,531	—	(12,897)	(9,054)	—	293,580
Employees	May 10, 2013	May 10, 2015 to May 9, 2023	8.42	8.27		315,531	—	—	(17,907)	—	297,624
Employees	May 10, 2013	May 10, 2016 to May 9, 2023	8.42	8.27		315,567	—	—	(17,904)	—	297,663
Employees	May 10, 2013	Nov 12, 2014 to May 9, 2023	8.42	8.27		18,603	—	—	—	—	18,603
Employees	May 10, 2013	Nov 12, 2016 to May 9, 2023	8.42	8.27		18,603	—	—	—	—	18,603
Employees	March 28, 2014	March 28, 2016 to March 27, 2024	12.98	12.49	(4)	—	14,415	—	—	—	14,415
Employees	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49	(4)	—	7,209	—	—	—	7,209
Employees	March 28, 2014	March 28, 2017 to March 27, 2024	12.98	12.49	(4)	—	944,733	—	(56,346)	—	888,387
Employees	August 28, 2014	August 28, 2015 to August 27, 2024	9.66	9.56		—	11,331	—	(11,331)	—	—
Employees	August 28, 2014	August 28, 2016 to August 27, 2024	9.66	9.56		—	11,331	—	(11,331)	—	—
Employees	August 28, 2014	August 28, 2017 to August 27, 2024	9.66	9.56		—	11,331	—	(11,331)	—	—

Sub-total:						10,012,059	1,000,350	(673,788)	(155,865)	(6,087)	10,176,669

Total						16,847,748	1,320,693	(928,299)	(155,865)	(6,087)	17,078,190

Notes:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.
(2)	The vesting period of the share options is from the date of grant until the commencement of exercisable period.

(3)	In respect of the share options exercised during the period, the weighted average closing price of the Shares immediately before the dates on which the options were exercised was US$11.13.
(4)	Share price on the day before of the grant of share option is US$12.04.

Details of the movement in restricted shares granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan during the year ended December 31, 2014 are as follows:

				Number of restricted Shares
Name or category of participants	Date of grant of restricted Shares (1)	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
Directors:
Lawrence Yau Lung Ho	March 23, 2011	March 23, 2014	2.52	241,137	—	—	(241,137)	—	—
	March 29, 2012	March 29, 2014	4.43	79,065	—	—	(79,065)	—	—
	March 29, 2012	March 29, 2015	4.43	79,068	—	—	—	—	79,068
	May 10, 2013	May 10, 2014	8.27	60,435	—	—	(60,435)	—	—
	May 10, 2013	May 10, 2015	8.27	60,435	—	—	—	—	60,435
	May 10, 2013	May 10, 2016	8.27	60,435	—	—	—	—	60,435
	March 28, 2014	March 28, 2017	12.49	—	160,171	—	—	—	160,171

Sub-total:				580,575	160,171	—	(380,637)	—	360,109

James Douglas Packer	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				—	9,609	—	—	—	9,609

Clarence Yuk Man Chung	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	22,590	—	—	(22,590)	—	—
	March 29, 2012	March 29, 2015	4.43	22,590	—	—	—	—	22,590
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				75,543	9,609	—	(43,284)	—	41,868

				Number of restricted Shares
Name or category of participants	Date of grant of restricted Shares (1)	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
John Peter Ben Wang	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				48,435	9,609	—	(29,730)	—	28,314

William Todd Nisbet	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				14,505	9,609	—	(4,836)	—	19,278

Rowen Bruce Craigie	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				14,505	9,609	—	(4,836)	—	19,278

Robert Wason Mactier	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				48,435	9,609	—	(29,730)	—	28,314

				Number of restricted Shares
Name or category of participants	Date of grant of restricted Shares (1)	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
Alec Yiu Wa Tsui	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				48,435	9,609	—	(29,730)	—	28,314

Thomas Jefferson Wu	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				48,435	9,609	—	(29,730)	—	28,314

James Andrew Charles MacKenzie	March 23, 2011	March 23, 2014	2.52	15,858	—	—	(15,858)	—	—
	March 29, 2012	March 29, 2014	4.43	9,036	—	—	(9,036)	—	—
	March 29, 2012	March 29, 2015	4.43	9,036	—	—	—	—	9,036
	May 10, 2013	May 10, 2014	8.27	4,836	—	—	(4,836)	—	—
	May 10, 2013	May 10, 2015	8.27	4,836	—	—	—	—	4,836
	May 10, 2013	May 10, 2016	8.27	4,833	—	—	—	—	4,833
	March 28, 2014	March 28, 2015	12.49	—	3,201	—	—	—	3,201
	March 28, 2014	March 28, 2016	12.49	—	3,204	—	—	—	3,204
	March 28, 2014	March 28, 2017	12.49	—	3,204	—	—	—	3,204

Sub-total:				48,435	9,609	—	(29,730)	—	28,314

All Directors’ Sub-total:				927,303	246,652	—	(582,243)	—	591,712

				Number of restricted Shares
Name or category of participants	Date of grant of restricted Shares (1)	Vesting date	Share price at date of grant of restricted Shares US$	Outstanding as at January 1, 2014	Granted during the period	Reclassified during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
Employees	August 16, 2010	August 16, 2014	1.25	75,000	—	—	(75,000)	—	—
Employees	March 23, 2011	March 23, 2014	2.52	491,385	—	—	(491,385)	—	—
Employees	March 29, 2012	March 29, 2014	4.43	218,436	—	2,727	(221,163)	—	—
Employees	March 29, 2012	March 29, 2015	4.43	223,956	—	(2,727)	—	(10,335)	210,894
Employees	May 10, 2013	May 10, 2014	8.27	157,761	—	—	(153,237)	(4,524)	—
Employees	May 10, 2013	May 10, 2015	8.27	157,761	—	—	—	(8,949)	148,812
Employees	May 10, 2013	May 10, 2016	8.27	157,773	—	—	—	(8,955)	148,818
Employees	May 10, 2013	November 12, 2014	8.27	12,627	—	—	(12,627)	—	—
Employees	May 10, 2013	November 12, 2016	8.27	12,627	—	—	—	—	12,627
Employees	March 28, 2014	March 28, 2016	12.49	—	7,206	—	—	—	7,206
Employees	March 28, 2014	March 28, 2017	12.49	—	475,997	—	—	(28,174)	447,823
Employees	August 28, 2014	March 28, 2015	9.56	—	5,667	—	—	(5,667)	—
Employees	August 28, 2014	March 28, 2016	9.56	—	5,667	—	—	(5,667)	—
Employees	August 28, 2014	March 28, 2017	9.56	—	5,667	—	—	(5,667)	—

Sub-total:				1,507,326	500,204	—	(953,412)	(77,938)	976,180

Total				2,434,629	746,856	—	(1,535,655)	(77,938)	1,567,892

Note:

(1)	Awards granted before the year of 2012 are under the 2006 Share Incentive Plan and awards granted during or after the year of 2012 are, and will be, under the 2011 Share Incentive Plan.

A summary of the details in relation to the share options granted to participants under the 2011 Share Incentive Plan during 2014, is set out below:

Date of grant	March 28, 2014
Exercise price	US$12.98 per share
Number of shares involved	1,286,700
Closing price of the shares on the date of grant	US$12.4867 per share
Validity period of the share options	The share options are valid for a period of 10 years from the date of grant

Date of grant	August 28, 2014
Exercise price	US$9.6554 per share
Number of shares involved	33,993
Closing price of the shares on the date of grant	US$9.56 per share
Validity period of the share options	The share options are valid for a period of 10 years from the date of grant

Among the share options granted above, share options to subscribe for 320,343 shares were granted, with the approval of our compensation committee, to Mr. Lawrence Ho, our co-chairman, chief executive officer and executive director.

A summary of the details in relation to restricted shares granted to participants under the 2011 Share Incentive Plan during 2014, is set out below:

Date of grant	March 28, 2014
Number of shares involved	729,855
Vesting period	Maximum 3 years

Date of grant	August 28, 2014
Number of shares involved	17,001
Vesting period	To be vested equally over 3 years from the date of grant

Among the restricted shares granted above, 246,652 shares were granted, with the approval of our compensation committee, to the following directors of our Company, with details as follows:

		Number of restricted shares	Number of underlying shares involved	Vesting date
Name	Position			March 28, 2015	March 28, 2016	March 28, 2017
Mr. Lawrence Yau Lung Ho	Co-chairman, chief executive officer and executive director	160,171	160,171	—	—	160,171
Mr. James Douglas Packer	Director (Co-Chairman)	9,609	9,609	3,201	3,204	3,204
Mr. Clarence Yuk Man Chung	Non-executive director	9,609	9,609	3,201	3,204	3,204
Mr. John Peter Ben Wang	Non-executive director	9,609	9,609	3,201	3,204	3,204
Mr. Rowen Bruce Craigie	Non-executive director	9,609	9,609	3,201	3,204	3,204
Mr. William Todd Nisbet	Non-executive director	9,609	9,609	3,201	3,204	3,204
Mr. James Andrew Charles MacKenzie	Independent non-executive director	9,609	9,609	3,201	3,204	3,204

		Number of restricted shares	Number of underlying shares involved	Vesting date
Name	Position			March 28, 2015	March 28, 2016	March 28, 2017
Mr. Robert Wason Mactier	Independent non-executive director	9,609	9,609	3,201	3,204	3,204
Mr. Alec Yiu Wa Tsui	Independent non-executive director	9,609	9,609	3,201	3,204	3,204
Mr. Thomas Jefferson Wu	Independent non-executive director	9,609	9,609	3,201	3,204	3,204

MCP Share Incentive Plan

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MCP adopted the MCP Share Incentive Plan to promote the success and enhance the value of MCP, by linking the personal interests of members of the board of directors, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies. The MCP Share Incentive Plan, with amendments, was approved by MCP shareholders at the annual stockholders meeting held, and became effective, on June 21, 2013. The MCP Share Incentive Plan was also approved by our shareholders at the extraordinary general meeting on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013, which is the effective date of the MCP SIP.

The following paragraphs summarize the principal terms of the current MCP Share Incentive Plan. Amendments to the MCP Share Incentive Plan as a result of the proposed voluntary withdrawal of listing of our shares on the HKSE will be proposed to the upcoming annual general meeting for shareholders to consider.

Types of Awards. The awards that may be granted under the MCP Share Incentive Plan include options, incentive share options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligibility. The compensation committee of the board of directors of MCP may grant awards to employees, directors and consultants of MCP, its subsidiary, holding companies and affiliated companies for the purposes of the MCP Share Incentive Plan. The compensation committee of the MCP Board may, from time to time, select from among all eligible individuals, those to whom awards shall be granted.

Plan Limit. The maximum aggregate number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330. In any event, the total number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan shall not exceed 10% of the issued capital stock of MCP at the date of our Shareholders approval of the MCP Share Incentive Plan. The overall limit on the number of MCP Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the MCP Share Incentive Plan and any other share incentive plans of MCP must not exceed 5% of the MCP Shares in issue from time to time.

Maximum Entitlement of Option Holders. The maximum aggregate number of MCP Shares underlying option grants to each participant shall not, in any 12-month period up to the date of grant, exceed 1% of the number of MCP Shares in issue, unless the approval of our Shareholders is obtained in accordance with the Listing Rules. If the aggregate number of MCP Shares to be issued upon exercise of options granted to a substantial shareholder or an independent non-executive director of the Company, or any of their respective associates, exceeds 0.1% of the MCP Shares in issue on the offer date, and have an aggregate value, based on the official closing price of the MCP Shares as stated in the daily quotation sheets of the Philippine Stock Exchange on the offer date, in excess of an amount in peso which is equivalent to HK$5 million or such other sum as may be from time to time provided under the Listing Rules, the approval of our Shareholders shall be obtained in accordance with the Listing Rules. Any grant of option to a director, chief executive or substantial shareholder of MCP or the Company, or any of their respective associates, shall be subject to the approval by independent non-executive directors of our compensation committee at the time of such determination (and in the event that the compensation committee of the board of directors of MCP offers to grant options to an independent non-executive director of the compensation committee of the Company at the time of determination, the vote of such independent non-executive director shall not be counted for the purposes of approving such grant).

Option Periods and Payments. The compensation committee of the board of directors of MCP may in its discretion determine, subject to the expiration date of the MCP Share Incentive Plan, the period at which an option may be exercised, in whole or in part, including exercised prior to vesting. The MCP compensation committee shall also determine the condition, if any, that must be satisfied before all or part of an option may be exercised including the methods by which the exercise price is paid.

Administration. The MCP compensation committee will administer the MCP Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and determine the terms and conditions of each award granted.

Award Agreement. Awards granted will be evidenced by an award agreement that sets forth the terms and conditions for each award.

Exercise Price. The MCP compensation committee determine the exercise price per share subject to an option, or purchase price, if any, of any award in compliance with the Listing Rules and the Securities Law from time to time. There is no requirement under the Philippine law for determining the exercise price of the options, except the exercise price shall not be below the par value of the shares. The MCP compensation committee has the absolute discretion in determining the exercise price of the options but in any event shall be in compliance with the Listing Rules and the Securities Regulation Code of the Philippines (as amended and the rules and regulations promulgated thereunder). If MCP grants an incentive share option award to an individual who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of MCP Shares, the exercise price may not be less than 110% of the fair market value of the MCP Shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement, and may not exceed ten years from the date of the grant. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. Incentive share options may not be exercised, among others, three months after termination of employment as an employee.

Transferability. Rights in awards are personal to participants. No award shall be assigned, transferred, or otherwise disposed of by a participant other than by will or the laws of descent and distribution.

Adjustments. In the event of a capitalization issue, rights issue, sub-division or consolidation of MCP Shares or reduction of capital or any other change affecting the entitlement or benefits of the MCP Shares or the share price of a MCP Share, the compensation committee of the MCP Board shall make proportionate and equitable adjustments to reflect such change with respect to: (i) the aggregate number and types of shares that may be issued under the MCP Share Incentive Plan; (ii) the terms and conditions of any outstanding awards; and (iii) the grant price or exercise price per share for any outstanding awards, in order to preserve, but not increase, the benefits or potential benefits intended to be made available under the MCP Share Incentive Plan.

Change in Control and Corporate Transactions. In the event of a change in the control of MCP, the compensation committee of the MCP board of directors may in its sole discretion provide for termination, purchase or realization of awards, or replacement of awards with other rights or property. Upon the consummation of an amalgamation, arrangement or consolidation in which MCP is not the surviving entity, a sale of substantially all MCP assets, the complete liquidation or dissolution of MCP or a reverse takeover, each award will terminate unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, immediately upon termination of the participant’s employment without cause within twelve months of such corporate transaction. If the award is neither assumed nor replaced, it shall automatically become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Amendment and Termination. Subject to applicable law or regulation, the MCP compensation committee may terminate, amend or modify the MCP Share Incentive Plan upon obtaining the approval of MCP Board. If required by any applicable law or regulations, the approval of the shareholders of MCP and the Company for the amended plan shall also be obtained. No amendment, modification or termination shall adversely affect in any material way any award previously granted under MCP Share Incentive Plan without the prior written consent of the participant.

Expiration. The MCP Share Incentive Plan will expire ten years after June 24, 2013, the date on which it became effective. No awards may be granted pursuant to the MCP Share Incentive Plan after that time.

Vesting Schedule. In general, the compensation committee of the board of directors of MCP determines, and the award agreement would specify, the vesting schedule.

A summary of the unvested awards granted under the MCP Share Incentive Plan as of December 31, 2014 is presented below:

	Exercise price/ grant date fair value per MCP Share (PHP)	Number of unvested MCP share options/restricted MCP Shares	Vesting period
MCP Share Options
2013 Long Term Incentive Plan	8.30	114,583,426	Within 3 years
2014 Long Term Incentive Plan	8.30	1,560,728	Within 4 years
2014 Long Term Incentive Plan	8.30	1,040,485	Within 4 years
2014 Long Term Incentive Plan	8.30	1,040,485	Within 4 years
2014 Long Term Incentive Plan	8.30	1,040,485	Within 4 years
2014 Long Term Incentive Plan	13.26	4,861,003	3 years

		124,126,612

Restricted MCP Shares
2013 Long Term Incentive Plan	8.30	57,291,711	Within 3 years
2014 Long Term Incentive Plan	13.48	780,362	Within 4 years
2014 Long Term Incentive Plan	13.00	520,243	Within 4 years
2014 Long Term Incentive Plan	12.76	520,243	Within 4 years
2014 Long Term Incentive Plan	12.96	520,243	Within 4 years
2014 Long Term Incentive Plan	13.00	4,738,684	3 years

		64,371,486

Details of the movement in MCP share options granted under the MCP Share Incentive Plan during the year ended December 31, 2014 are as follows:

					Number of MCP share options
Name or category of participants	Date of grant of MCP share options	Exercisable period (1)	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP	Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
MCE Directors:
Lawrence Yau Lung Ho	June 28, 2013	March 4, 2015(2) to June 27, 2023	8.30	8.30	5,202,425	—	—	—	—	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	5,202,425	—	—	—	—	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	5,202,426	—	—	—	—	5,202,426

Sub-total:					15,607,276	—	—	—	—	15,607,276

James Douglas Packer	June 28, 2013	March 4, 2015(2) to June 27, 2023	8.30	8.30	5,202,425	—	—	—	—	5,202,425
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	5,202,425	—	—	—	—	5,202,425
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	5,202,426	—	—	—	—	5,202,426

Sub-total:					15,607,276	—	—	—	—	15,607,276

MCE Directors’ Sub-total:					31,214,552	—	—	—	—	31,214,552

MCE and MCP Directors:
Clarence Yuk Man Chung	June 28, 2013	March 4, 2015(2) to June 27, 2023	8.30	8.30	3,468,284	—	—	—	—	3,468,284
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	3,468,284	—	—	—	—	3,468,284
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	3,468,283	—	—	—	—	3,468,283

Sub-total:					10,404,851	—	—	—	—	10,404,851

William Todd Nisbet	June 28, 2013	March 4, 2015(2) to June 27, 2023	8.30	8.30	2,601,213	—	—	—	—	2,601,213
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30	2,601,213	—	—	—	—	2,601,213
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30	2,601,212	—	—	—	—	2,601,212

Sub-total:					7,803,638	—	—	—	—	7,803,638

						Number of MCP share options
Name or category of participants	Date of grant of MCP share options	Exercisable period (1)	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP		Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
Alec Yiu Wa Tsui	June 28, 2013	March 4, 2015(2) to June 27, 2023	8.30	8.30		650,303	—	—	—	—	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30		650,303	—	—	—	—	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30		650,303	—	—	—	—	650,303

Sub-total:						1,950,909	—	—	—	—	1,950,909

James Andrew Charles MacKenzie	June 28, 2013	March 4, 2015(2) to June 27, 2023	8.30	8.30		650,303	—	—	—	—	650,303
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30		650,303	—	—	—	—	650,303
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30		650,303	—	—	—	—	650,303

Sub-total:						1,950,909	—	—	—	—	1,950,909

MCE and MCP Directors’ Sub-total:						22,110,307	—	—	—	—	22,110,307

All Directors’ Sub-total:						53,324,859	—	—	—	—	53,324,859

Employees	June 28, 2013	March 4, 2015(2) to June 27, 2023	8.30	8.30		19,379,030	—	—	(520,242)	—	18,858,788
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30		19,379,030	—	—	(520,242)	—	18,858,788
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30		19,379,049	—	—	(520,243)	—	18,858,806
	February 17, 2014	April 29, 2015 to February 16, 2024	8.30	13.48	(4)	—	520,242	—	—	—	520,242
	February 17, 2014	April 29, 2016 to February 16, 2024	8.30	13.48	(4)	—	520,243	—	—	—	520,243
	February 17, 2014	April 29, 2017 to February 16, 2024	8.30	13.48	(4)	—	520,243	—	—	—	520,243
	February 28, 2014	April 29, 2015 to February 27, 2024	8.30	13.00	(5)	—	346,828	—	—	—	346,828
	February 28, 2014	April 29, 2016 to February 27, 2024	8.30	13.00	(5)	—	346,828	—	—	—	346,828
	February 28, 2014	April 29, 2017 to February 27, 2024	8.30	13.00	(5)	—	346,829	—	—	—	346,829
	March 27, 2014	April 29, 2015 to March 26, 2024	8.30	12.76	(6)	—	346,828	—	—	—	346,828

						Number of MCP share options
Name or category of participants	Date of grant of MCP share options	Exercisable period (1)	Exercise price of MCP share options (per MCP Share) PHP	Share price at date of grant of MCP share options PHP		Outstanding as at January 1, 2014	Granted during the period	Exercised during the period	Cancelled during the period	Lapsed during the period	Outstanding as at December 31, 2014
	March 27, 2014	April 29, 2016 to March 26, 2024	8.30	12.76	(6)	—	346,828	—	—	—	346,828
	March 27, 2014	April 29, 2017 to March 26, 2024	8.30	12.76	(6)	—	346,829	—	—	—	346,829
	March 28, 2014	April 29, 2015 to March 27, 2024	8.30	12.96	(7)	—	346,828	—	—	—	346,828
	March 28, 2014	April 29, 2016 to March 27, 2024	8.30	12.96	(7)	—	346,828	—	—	—	346,828
	March 28, 2014	April 29, 2017 to March 27, 2024	8.30	12.96	(7)	—	346,829	—	—	—	346,829
	May 30, 2014	May 30, 2015 to May 29, 2024	13.26	13.00	(8)	—	1,620,326	—	—	—	1,620,326
	May 30, 2014	May 30, 2016 to May 29, 2024	13.26	13.00	(8)	—	1,620,326	—	—	—	1,620,326
	May 30, 2014	May 30, 2017 to May 29, 2024	13.26	13.00	(8)	—	1,620,351	—	—	—	1,620,351

Sub-total:						58,137,109	9,543,186	—	(1,560,727)	—	66,119,568

Others (3)	June 28, 2013	March 4, 2015(2) to June 27, 2023	8.30	8.30		1,560,728	—	—	—	—	1,560,728
	June 28, 2013	April 29, 2015 to June 27, 2023	8.30	8.30		1,560,728	—	—	—	—	1,560,728
	June 28, 2013	April 29, 2016 to June 27, 2023	8.30	8.30		1,560,729	—	—	—	—	1,560,729

Sub-total:						4,682,185	—	—	—	—	4,682,185

Total						116,144,153	9,543,186	—	(1,560,727)	—	124,126,612

Notes:

(1)	The vesting period of the MCP share options is from the date of grant until the commencement of exercisable period.
(2)	March 4, 2015 is the 30 days after the opening of City of Dreams Manila on February 2, 2015.
(3)	The category “Others” represents non-employees of our Group.
(4)	Share price on the day before of the grant of share option on February 14, 2014 is PHP13.60.
(5)	Share price on the day before of the grant of share option on February 27, 2014 is PHP12.70.
(6)	Share price on the day before of the grant of share option on March 26, 2014 is PHP12.74.
(7)	Share price on the day before of the grant of share option on March 27, 2014 is PHP12.76.
(8)	Share price on the day before of the grant of share option on May 29, 2014 is PHP12.98.

Details of the movement in restricted MCP Shares granted under the MCP Share Incentive Plan during the year ended December 31, 2014 are as follows:

				Number of restricted MCP Shares
Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
MCE Directors:
Lawrence Yau Lung Ho	June 28, 2013	March 4, 2015(1)	8.30	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2015	8.30	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2016	8.30	2,601,212	—	—	—	2,601,212

Sub-total:				7,803,638	—	—	—	7,803,638

James Douglas Packer	June 28, 2013	March 4, 2015(1)	8.30	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2015	8.30	2,601,213	—	—	—	2,601,213
	June 28, 2013	April 29, 2016	8.30	2,601,212	—	—	—	2,601,212

Sub-total:				7,803,638	—	—	—	7,803,638

MCE Directors’ Sub-total:				15,607,276	—	—	—	15,607,276

MCE and MCP Directors:
Clarence Yuk Man Chung	June 28, 2013	March 4, 2015(1)	8.30	1,734,142	—	—	—	1,734,142
	June 28, 2013	April 29, 2015	8.30	1,734,142	—	—	—	1,734,142
	June 28, 2013	April 29, 2016	8.30	1,734,141	—	—	—	1,734,141
	May 30, 2014	May 30, 2015	13.00	—	224,640	—	—	224,640
	May 30, 2014	May 30, 2016	13.00	—	224,640	—	—	224,640
	May 30, 2014	May 30, 2017	13.00	—	224,642	—	—	224,642

Sub-total:				5,202,425	673,922	—	—	5,876,347

William Todd Nisbet	June 28, 2013	March 4, 2015(1)	8.30	1,300,606	—	—	—	1,300,606
	June 28, 2013	April 29, 2015	8.30	1,300,606	—	—	—	1,300,606
	June 28, 2013	April 29, 2016	8.30	1,300,607	—	—	—	1,300,607
	May 30, 2014	May 30, 2015	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2016	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2017	13.00	—	134,785	—	—	134,785

Sub-total:				3,901,819	404,353	—	—	4,306,172

Alec Yiu Wa Tsui	June 28, 2013	March 4, 2015(1)	8.30	325,152	—	—	—	325,152
	June 28, 2013	April 29, 2015	8.30	325,152	—	—	—	325,152
	June 28, 2013	April 29, 2016	8.30	325,151	—	—	—	325,151
	May 30, 2014	May 30, 2015	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2016	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2017	13.00	—	134,785	—	—	134,785

Sub-total:				975,455	404,353	—	—	1,379,808

				Number of restricted MCP Shares
Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
James Andrew Charles MacKenzie	June 28, 2013	March 4, 2015(1)	8.30	325,152	—	—	—	325,152
	June 28, 2013	April 29, 2015	8.30	325,152	—	—	—	325,152
	June 28, 2013	April 29, 2016	8.30	325,151	—	—	—	325,151
	May 30, 2014	May 30, 2015	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2016	13.00	—	134,784	—	—	134,784
	May 30, 2014	May 30, 2017	13.00	—	134,785	—	—	134,785

Sub-total:				975,455	404,353	—	—	1,379,808

MCE and MCP Directors’ Sub-total:				11,055,154	1,886,981	—	—	12,942,135

All Directors’ Sub-total:				26,662,430	1,886,981	—	—	28,549,411

MCP Directors:
MCP Directors	May 30, 2014	May 30, 2015	13.00	—	140,400	—	—	140,400
	May 30, 2014	May 30, 2016	13.00	—	140,400	—	—	140,400
	May 30, 2014	May 30, 2017	13.00	—	140,400	—	—	140,400

Sub-total:				—	421,200	—	—	421,200

Employees	June 28, 2013	March 4, 2015(1)	8.30	9,689,521	—	—	(260,122)	9,429,399
	June 28, 2013	April 29, 2015	8.30	9,689,521	—	—	(260,122)	9,429,399
	June 28, 2013	April 29, 2016	8.30	9,689,513	—	—	(260,121)	9,429,392
	February 17, 2014	April 29, 2015	13.48	—	260,120	—	—	260,120
	February 17, 2014	April 29, 2016	13.48	—	260,121	—	—	260,121
	February 17, 2014	April 29, 2017	13.48	—	260,121	—	—	260,121
	February 28, 2014	April 29, 2015	13.00	—	173,414	—	—	173,414
	February 28, 2014	April 29, 2016	13.00	—	173,414	—	—	173,414
	February 28, 2014	April 29, 2017	13.00	—	173,415	—	—	173,415
	March 27, 2014	April 29, 2015	12.76	—	173,414	—	—	173,414
	March 27, 2014	April 29, 2016	12.76	—	173,414	—	—	173,414
	March 27, 2014	April 29, 2017	12.76	—	173,415	—	—	173,415
	March 28, 2014	April 29, 2015	12.96	—	173,414	—	—	173,414
	March 28, 2014	April 29, 2016	12.96	—	173,414	—	—	173,414
	March 28, 2014	April 29, 2017	12.96	—	173,415	—	—	173,415
	May 30, 2014	May 30, 2015	13.00	—	810,158	—	—	810,158
	May 30, 2014	May 30, 2016	13.00	—	810,158	—	—	810,158
	May 30, 2014	May 30, 2017	13.00	—	810,187	—	—	810,187

Sub-total:				29,068,555	4,771,594	—	(780,365)	33,059,784

				Number of restricted MCP Shares
Name or category of participants	Date of grant of restricted MCP Shares	Vesting date	Share price at date of grant of restricted MCP Shares PHP	Outstanding as at January 1, 2014	Granted during the period	Vested during the period	Cancelled during the period	Outstanding as at December 31, 2014
Others (2)	June 28, 2013	March 4, 2015(1)	8.30	780,363	—	—	—	780,363
	June 28, 2013	April 29, 2015	8.30	780,363	—	—	—	780,363
	June 28, 2013	April 29, 2016	8.30	780,365	—	—	—	780,365

Sub-total:				2,341,091	—	—	—	2,341,091

Total				58,072,076	7,079,775	—	(780,365)	64,371,486

Note:

(1)	March 4, 2015 is the 30 days after the opening of City of Dreams Manila on February 2, 2015.
(2)	The category “Others” represents non-employees of our Group.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of April 2, 2015 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	599,229,043	34.29
Crown Asia Investments (4)	599,229,043	34.29

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “— Melco Crown Joint Venture.” However, Melco and Crown each disclaim beneficial ownership of the shares of our Company owned by the other.
(2)	The address of Melco and Melco Leisure is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the HKSE.
(3)	Mr. Lawrence Yau Lung Ho, our co-chairman, chief executive officer and executive director as well as the chairman, chief executive officer and executive director of Melco, personally holds 25,299,132 ordinary shares of Melco, representing approximately 1.64% of Melco’s ordinary shares outstanding. In addition, 118,339,024 ordinary shares of Melco are held by Lasting Legend Ltd., 291,868,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 25,724,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust, representing approximately 7.65%, 18.87%, 1.66% and 0.47% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 303,982,187 ordinary shares of Melco, representing 19.66% of Melco’s shares. Therefore, we believe that Mr. Ho beneficially owns an aggregate of 772,510,396 ordinary shares of Melco, representing approximately 49.95% of Melco’s ordinary shares outstanding.
(4)	The address of Crown and Crown Asia Investments is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange. As of April 2, 2015, Crown was approximately 50.01% owned by Consolidated Press Holdings Group, which is a group of companies owned by the Packer family.

As of December 31, 2014, a total of 1,633,701,920 ordinary shares were outstanding, of which 509,915,832 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

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

In March 2005, Melco and PBL concluded the joint venture arrangements resulting in our Company becoming a 50/50 owned holding company and entered into a shareholders’ deed that governed their joint venture relationship in our Company and our subsidiaries. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in our Company. We act as the exclusive vehicle of Melco and Crown to carry on casino, gaming machines and casino hotel operations in Macau, while activities in other parts of the Territory will be carried out under other entities formed by Melco and Crown.

Original and Amended Shareholders’ Deed

Under the original shareholders’ deed, projects and activities of the joint venture in Greater China were to be undertaken by MCE Holdings Three Limited which is effectively owned 60% by Melco and 40% by PBL, with projects in the Territory outside Greater China to be undertaken by one or more other of our subsidiaries which are effectively owned 60% by PBL and 40% by Melco.

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

•	The shares of Altira Developments and Melco Crown (COD) Developments and the operating assets of Mocha would be transferred to Melco Crown Macau;

•	MCE Holdings Three Limited and Mocha Slot Group Limited are to be liquidated or remain dormant; and

•	The provisions of the shareholders’ deed relating to the operation of our Company are to apply to Melco Crown Macau.

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

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2014, 2013 and 2012, see note 24 to the consolidated financial statements included elsewhere in this annual report.

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

Legal and Administrative Proceedings

We are currently a party to certain legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Save as disclosed in the following paragraph, based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.

An indictment from the Taipei District Prosecutors Office against our Taiwan branch office of a subsidiary and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws was received in August 2014. In January 2013, the same Prosecutors Office froze one of such Taiwan branch office’s deposit accounts in connection with the investigation related to this indictment. The frozen deposit account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. We have presented the balance of such deposit account as non-current restricted cash in our financial statements. We will vigorously defend any allegations against us, as based on Taiwan legal advice received, we believe our operations in Taiwan are in compliance with Taiwan laws. As at the date of this annual report, the indictment and the legal proceedings would have no immediate material impact on our business operations or financial position. We are monitoring this case closely and will re-assess the right and accessibility to the funds if there is any development in the case. We will account for the funds and provide relevant disclosure as and when appropriate as this case develops.

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

Dividend Policy

On February 25, 2014, our board adopted a new dividend policy under which, subject to our capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, we intend to provide our shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of an annual consolidated net income attributable to Melco Crown Entertainment.

On April 16, 2014, we paid a special dividend of US$0.1147 per ordinary shares to our shareholders. On June 6, 2014, September 4, 2014 and December 4, 2014, we paid quarterly dividend of US$0.0431 per ordinary share, US$0.0259 per ordinary share and US$0.0239 per ordinary share, respectively, to our shareholders. On February 12, 2015, the Company’s board declared a quarterly dividend of US$0.0171 per ordinary share which was paid to our shareholders on March 16, 2015.

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

Under the Cayman Companies Law, subject to the provisions of our Articles, the share premium account of our Company may be applied to pay distributions or dividends to shareholders, provided that immediately following the date the distribution or dividend is proposed to be paid, we are able to pay our debts as they fall due in the ordinary course of business. The share premium included in our additional paid-in capital as of December 31, 2014 and 2013 amounted to approximately US$2.3 billion and US$2.6 billion respectively. We recorded retained earnings as of December 31, 2014 and accumulated losses as of December 31, 2013.

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

The following table provides the high and low trading prices for our ADSs on Nasdaq and for our ordinary shares on the HKSE for the periods indicated as follows:

	Nasdaq		HKSE
	High	Low	High	Low
	(in US$)		(in HK$)
Monthly High and Low
April 2015 (through April 2)	23.27	21.21	57.95	54.75
March 2015	25.16	20.40	70.05	53.65
February 2015	28.17	23.63	71.50	61.60
January 2015	25.57	21.70	65.55	56.20
December 2014	26.16	21.04	67.00	55.75
November 2014	27.12	24.10	70.85	62.05
October 2014	27.19	23.50	69.30	61.30
Quarterly High and Low
First Quarter 2015	28.17	20.40	71.50	53.65
Fourth Quarter 2014	27.19	21.04	70.85	55.75
Third Quarter 2014	37.00	24.77	95.65	65.30
Second Quarter 2014	41.90	29.76	105.00	78.00
First Quarter 2014	45.70	35.06	126.80	93.60
Fourth Quarter 2013	39.42	31.20	102.50	83.00
Third Quarter 2013	32.24	21.32	85.00	55.70
Second Quarter 2013	25.20	20.46	65.50	55.65
First Quarter 2013	23.39	17.32	59.80	42.40
Annual High and Low
2014	45.70	21.04	126.80	55.75
2013	39.42	17.32	102.50	42.40
2012	16.98	9.13	43.20	24.25
2011	16.15	6.46	—	—
2010	7.13	3.30	—	—

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ADSs, each representing three ordinary shares, have been listed on Nasdaq under the symbol “MPEL” since December 19, 2006. Our ordinary shares have been listed on the HKSE under the stock code “6883” since December 7, 2011. On January 2, 2015, we applied for a voluntary withdrawal of listing of our ordinary shares on the Main Board of the HKSE, which was approved by our shareholders on March 25, 2015. The voluntary withdrawal of listing of our ordinary shares on HKSE is expected to take effect on July 3, 2015, following which our shares will only be traded on the Nasdaq Global Select Market in the form of ADSs.

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

D. EXCHANGE CONTROLS

Foreign Currency Exchange

The H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. With regards to our operations in Macau, the majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas and H.K. dollars. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes, Studio City Notes and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We accept foreign currencies from our customers and therefore, in addition to H.K. dollars and Patacas, we also hold other foreign currencies.

No foreign exchange controls exist in Macau and Hong Kong and there is a free flow of capital into and out of Macau and Hong Kong. There are no restrictions on remittances of H.K. dollars or any other currency from Macau and Hong Kong to persons not resident in Macau and Hong Kong for the purpose of paying dividends or otherwise.

With regard to our subsidiaries registered in the Philippines, the currency primarily used for transactions, gaming or otherwise, is the Philippine peso. Also, we have certain indebtedness and bank accounts denominated in U.S. dollars. The Philippine peso is the only currency that is acceptable as legal tender in the country. The Philippines has been liberalizing foreign exchange controls in the country, and has adopted a floating exchange rate regime. In any event, Philippine peso still fluctuated against H.K. dollars and U.S. dollars from time to time. Although there are no restrictions or limits on the amounts of Philippine peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of Philippine pesos in excess of PHP10,000 must be with prior authorization of BSP, while foreign currency in excess of USD10,000 or its equivalent must be declared to the Bureau of Customs Desk in the airport upon arrival or before departure, as the case may be.

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

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or on the date of receipt by you, in the case of ordinary shares, but only to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Any such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Copies of reports and other information, when so filed, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC- 0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

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

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. As of December 31, 2014, we are subject to fluctuations in HIBOR and LIBOR as a result of our 2011 Credit Facilities, Aircraft Term Loan and Studio City Project Facility. In addition, we entered into interest rate swaps in connection with portion of our drawdown under our Studio City Project Facility in accordance with our lenders’ requirements at such time under the Studio City Project Facility. As of December 31, 2014, we had five interest rate swap agreements with total nominal amount of HK$1,867,199,900 (equivalent to approximately US$240.0 million) that expired in March 2015. In March 2015, we entered another five interest rate swap agreements with total nominal amount of HK$1,867,199,800 (equivalent to approximately US$240.0 million) that will be expired in September 2015.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2014 and 2013, approximately 55% and 72%, respectively, of our total indebtedness was based on fixed rates. The decrease was primarily due to the drawdown of the term loan under Studio City Project Facility in July 2014, partially offset by the issuance of the Philippine Notes in January 2014 and the scheduled repayment of the term loan under 2011 Credit Facilities. Based on December 31, 2014 and 2013 indebtedness and interest rate swap levels, an assumed 100 basis point change in HIBOR and LIBOR would cause our annual interest cost to change by approximately US$15.0 million and US$7.1 million, respectively.

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

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas, H.K. dollars and Philippine pesos. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities, including the issuance of Philippine Notes in January 2014, denominated in Philippine pesos.

The value of the H.K. dollar, Pataca and Philippine peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollars, Patacas or Philippine pesos to U.S. dollars may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2014, in addition to H.K. dollars, Patacas and Philippine pesos, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2014 and 2013. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 12 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2014.

Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of December 31, 2014 were U.S. dollars, H.K. dollars, New Taiwan dollars, Philippine pesos and Patacas. Based on the cash and bank balances as of December 31, 2014 and 2013, an assumed 1% change in the exchange rates between currencies other than U.S. dollars against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$31.1 million and US$21.6 million for the years ended December 31, 2014 and 2013, respectively.

Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2014 and 2013, an assumed 1% change in the exchange rates between currencies other than U.S dollars against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$20.5 million and US$6.7 million for the years ended December 31, 2014 and 2013, respectively.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2014. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013) (“2013 framework”).

Based on this assessment, management concluded that, as of December 31, 2014, our Company’s internal control over financial reporting is effective based on this 2013 framework.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2014, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on December 1, 2014. We have posted our current code of business conduct and ethics on our website at www.melco-crown.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2014	2013
	(In thousands of US$)
Audit fees (1)	$892	$957
Audit-related fees (2)	108	103
Tax fees (3)	48	63
All other fees (4)	187	324

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statements for the six months ended June 30, 2014.
(3)	“Tax fees” include fees billed for tax consultations.
(4)	“All other fees” include the aggregate fees billed for enterprise resource planning (ERP) software consultations.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

During 2014, we repurchased our ordinary shares as described in the table below.

Period	(a) Total number of ordinary shares repurchased	(b) Average purchase price per share (excluding commission costs)	(c) Total number of ordinary shares repurchased as part of publicly announced plans or programs	(d) Maximum number (or approximately dollar value) of shares that may yet be repurchased under the plans or programs
		US$		US$
September	11,122,962	9.01	11,122,962	400 million
December	25,526,382	7.84	25,526,382	200 million

Total	36,649,344	8.19	36,649,344	200 million

On August 7, 2014, we announced that our board authorized a program to repurchase up to an aggregate of US$500 million of shares of our outstanding common stock in the open market until the expiry of our current share repurchase mandate granted to our board upon conclusion of the 2015 annual general meeting or the revocation or variation of such mandate by our shareholders. The timing and amount of the repurchase transactions is determined by management and may depend on a variety of factors, including market conditions and other considerations. The program does not obligate us to acquire any amount of our ordinary shares and the program may be modified or discontinued at any time without prior notice.

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

In September 2011, our board adopted Hong Kong corporate governance guidelines, which took effect upon the listing of our shares in Hong Kong, and were revised from time to time with the last update made in December 2014. As a company listed on the HKSE, we are expected to comply with applicable corporate governance and related requirements of the listing rules of the HKSE, including the Corporate Governance Code, unless an exemption is available. If we deviate from these corporate governance provisions, we are required to disclose the reasons for such deviation, if any, in our interim and annual reports.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Melco Crown Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on May 23, 2012 (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-3 (File No. 333-178215), filed with the SEC on May 23, 2012)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among our Company , Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our Company, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8	Form of Post-IPO Shareholders’ Agreement among our Company, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Registration Rights Agreement among our Company, Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.11	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.15	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.16	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.17	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.18	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.19	Notes Facility and Security Agreement, dated December 19, 2013, among MCE Leisure Philippines as issuer of the Philippine Notes, MCP and certain of its subsidiaries from time to time as guarantors and pledgers thereto, various financial institutions as holders of the Philippine Notes, Australia and New Zealand Banking Group Limited and Deutsche Bank AG, Manila Branch as joint lead managers and Philippine National Bank — Trust Banking Group as facility agent, registrar, paying agent and security trustee (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.20	Guaranty, dated January 21, 2014 by our Company in favor of Philippine National Bank — Trust Banking Group as facility agent on behalf of itself and the holders of Philippine Notes (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.21	Loan Agreement dated December 23, 2013, among MCE (Philippines) Investments Limited as lender, MCE Leisure Philippines as borrower and MCP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$ 340 million (incorporated by reference to Exhibit 2.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, between Melco PBL Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

Exhibit Number	Description of Document

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated October 8, 2009, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown (COD) Developments Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001- 33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown (COD) Developments Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco PBL Gaming Limited (now known as Melco Crown Macau) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming Limited (now known as Melco Crown Macau) dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming Limited (now known as Melco Crown Macau) (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited (now known as Melco Investments Limited), Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (now known as Melco Crown Macau) (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27	Trade Mark License dated November 30, 2006 between Crown Limited (now known as Crown Resorts Limited) and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Macau (now known as Melco Crown Macau), Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.32	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.33	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.34	2011 Share Incentive Plan, adopted by EGM on October 6, 2011 (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.35	Amendment No. 1 the Shareholders’ Agreement relating to Studio City International Holdings Limited , dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

4.36	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No. 2 (Philippines) Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.37	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.38	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No. 2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.39	Acquisition Agreement, dated December 7, 2012, among Interpharma Holdings & Management Corporation, Pharma Industries Holdings Limited, MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.40	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No. 2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.41	Sixth Amendment Agreement in Respect of the Senior Facilities Agreement, dated April 5, 2013, between Melco Crown Macau and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.42	Amendment No. 2 to the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated May 17, 2013, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.43*#	Amendment No. 3 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated June 3, 2014 among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited

4.44*#	Amendment No. 4 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated July 21, 2014, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

15.2*	Consent of Deloitte Touche Tohmatsu

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
#	Confidential treatment requested

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO CROWN ENTERTAINMENT LIMITED

Date: April 15, 2015	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Co-Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on May 23, 2012 (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-3 (File No. 333-178215), filed with the SEC on May 23, 2012)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Holdco 1 Subscription Agreement dated December 23, 2004 among our Company, Melco, PBL and PBL Asia Investments Limited (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.5	Supplemental Agreement to the Memorandum of Agreement dated May 26, 2006 between Melco and PBL (incorporated by reference to Exhibit 4.7 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.7	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our Company, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.8	Form of Post-IPO Shareholders’ Agreement among our Company, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and PBL (incorporated by reference to Exhibit 4.9 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.9	Form of Registration Rights Agreement among our Company, Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.10	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.11	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.15	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.16	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.17	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.18	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.19	Notes Facility and Security Agreement, dated December 19, 2013, among MCE Leisure Philippines as issuer of the Philippine Notes, MCP and certain of its subsidiaries from time to time as guarantors and pledgers thereto, various financial institutions as holders of the Philippine Notes, Australia and New Zealand Banking Group Limited and Deutsche Bank AG, Manila Branch as joint lead managers and Philippine National Bank — Trust Banking Group as facility agent, registrar, paying agent and security trustee (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.20	Guaranty, dated January 21, 2014 by our Company in favor of Philippine National Bank — Trust Banking Group as facility agent on behalf of itself and the holders of Philippine Notes (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.21	Loan Agreement dated December 23, 2013, among MCE (Philippines) Investments Limited as lender, MCE Leisure Philippines as borrower and MCP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$ 340 million (incorporated by reference to Exhibit 2.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, between Melco PBL Gaming (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

Exhibit Number	Description of Document

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated October 8, 2009, between Melco Crown (Macau) Limited and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown (COD) Developments Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001- 33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited (now known as Melco Crown (COD) Developments Limited) and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

Exhibit Number	Description of Document

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming Limited Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Crown (COD) Developments Limited dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco PBL Gaming Limited Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown Macau) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming (Macau) Limited dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited, Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

Exhibit Number	Description of Document

4.27	Trade Mark License dated November 30, 2006 between Crown Limited and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SECon March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.32	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.33	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.34	2011 Share Incentive Plan, adopted by EGM on October 6, 2011 (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.35	Amendment No. 1 to the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.36	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No. 2 (Philippines) Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.37	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

4.38	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No.2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.39	Acquisition Agreement, dated December 7, 2012, among Interpharma Holdings & Management Corporation, Pharma Industries Holdings Limited, MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.40	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No. 2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.41	Sixth Amendment Agreement in Respect of the Senior Facilities Agreement, dated April 5, 2013, between Melco Crown Macau and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.42	Amendment No. 2 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated May 17, 2013, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2013 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.43*#	Amendment No. 3 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated June 3, 2014 among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited

4.44*#	Amendment No. 4 to the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated July 21, 2014, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

15.2*	Consent of Deloitte Touche Tohmatsu

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F
#	Confidential treatment requested

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2014 and 2013	F-4

Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012	F-8

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2014, 2013 and 2012	F-9

Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012	F-10

Notes to Consolidated Financial Statements for the years ended December 31, 2014, 2013 and 2012	F-13

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statement as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012	F-78

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2014 of the Company and our report dated March 25, 2015 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

March 25, 2015

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,597,655	$1,381,757
Bank deposits with original maturity over three months	110,616	626,940
Restricted cash	1,447,034	770,294
Accounts receivable, net (Note 3)	253,665	287,880
Amounts due from affiliated companies (Note 24(a))	1,079	23
Deferred tax assets (Note 17)	532	—
Income tax receivable	15	18
Inventories	23,111	18,169
Prepaid expenses and other current assets	69,254	54,898
Assets held for sale (Note 4)	—	8,468

Total current assets	3,502,961	3,148,447

PROPERTY AND EQUIPMENT, NET (Note 5)	4,696,391	3,308,846
GAMING SUBCONCESSION, NET (Note 6)	427,794	485,031
INTANGIBLE ASSETS, NET (Note 7)	4,220	4,220
GOODWILL (Note 7)	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 8)	287,558	345,667
RESTRICTED CASH	369,549	373,371
DEFERRED TAX ASSETS (Note 17)	115	93
DEFERRED FINANCING COSTS, NET	174,872	114,431
LAND USE RIGHTS, NET (Note 9)	887,188	951,618

TOTAL ASSETS	$10,432,563	$8,813,639

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable (Note 10)	$14,428	$9,825
Accrued expenses and other current liabilities (Note 11)	1,005,720	928,751
Income tax payable	6,621	6,584
Capital lease obligations, due within one year (Note 13)	23,512	27,265
Current portion of long-term debt (Note 12)	262,750	262,566
Amounts due to affiliated companies (Note 24(b))	3,626	2,900
Amount due to a shareholder (Note 24(c))	—	79

Total current liabilities	1,316,657	1,237,970

LONG-TERM DEBT (Note 12)	3,640,031	2,270,894
OTHER LONG-TERM LIABILITIES (Note 14)	93,441	28,492
DEFERRED TAX LIABILITIES (Note 17)	58,949	62,806
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 13)	278,027	253,029
LAND USE RIGHTS PAYABLE (Note 23(c))	3,788	35,466
COMMITMENTS AND CONTINGENCIES (Note 23)

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2014	2013
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of December 31, 2014 and 2013 and issued – 1,633,701,920 and 1,666,633,448 shares as of December 31, 2014 and 2013, respectively (Note 16))	$16,337	$16,667
Treasury shares, at cost (17,684,386 and 16,222,246 shares as of December 31, 2014 and 2013, respectively (Note 16))	(33,167)	(5,960)
Additional paid-in capital	3,092,943	3,479,399
Accumulated other comprehensive losses	(17,149)	(15,592)
Retained earnings	1,227,177	772,156

Total Melco Crown Entertainment Limited shareholders’ equity	4,286,141	4,246,670
Noncontrolling interests	755,529	678,312

Total equity	5,041,670	4,924,982

TOTAL LIABILITIES AND EQUITY	$10,432,563	$8,813,639

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2014	2013	2012
OPERATING REVENUES
Casino	$4,654,184	$4,941,487	$3,934,761
Rooms	136,427	127,661	118,059
Food and beverage	84,895	78,880	72,718
Entertainment, retail and others	108,417	103,739	90,789

Gross revenues	4,983,923	5,251,767	4,216,327
Less: promotional allowances	(181,614)	(164,589)	(138,314)

Net revenues	4,802,309	5,087,178	4,078,013

OPERATING COSTS AND EXPENSES
Casino	(3,246,404)	(3,452,736)	(2,834,762)
Rooms	(12,669)	(12,511)	(14,697)
Food and beverage	(23,513)	(29,114)	(27,531)
Entertainment, retail and others	(62,073)	(64,212)	(62,816)
General and administrative	(311,696)	(255,780)	(226,980)
Payments to the Philippine Parties	(870)	—	—
Pre-opening costs	(93,970)	(17,014)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,471)	(64,271)	(59,911)
Depreciation and amortization	(246,686)	(261,298)	(261,449)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—

Total operating costs and expenses	(4,116,949)	(4,247,354)	(3,570,921)

OPERATING INCOME	685,360	839,824	507,092

NON-OPERATING INCOME (EXPENSES)
Interest income	20,025	7,660	10,958
Interest expenses, net of capitalized interest	(124,090)	(152,660)	(109,611)
Change in fair value of interest rate swap agreements	—	—	363
Amortization of deferred financing costs	(28,055)	(18,159)	(13,272)
Loan commitment and other finance fees	(18,976)	(25,643)	(1,324)
Foreign exchange (loss) gain, net	(6,155)	(10,756)	4,685
Other income, net	2,313	1,661	115
Loss on extinguishment of debt (Note 12)	—	(50,935)	—
Costs associated with debt modification (Note 12)	—	(10,538)	(3,277)

Total non-operating expenses, net	(154,938)	(259,370)	(111,363)

INCOME BEFORE INCOME TAX	530,422	580,454	395,729
INCOME TAX (EXPENSE) CREDIT (Note 17)	(3,036)	(2,441)	2,943

NET INCOME	527,386	578,013	398,672

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	80,894	59,450	18,531

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$608,280	$637,463	$417,203

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2014	2013	2012
NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.369	$0.386	$0.254

Diluted	$0.366	$0.383	$0.252

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,647,571,547	1,649,678,643	1,645,346,902

Diluted	1,660,503,130	1,664,198,091	1,658,262,996

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
Net income	$527,386	$578,013	$398,672
Other comprehensive (loss) income:
Foreign currency translation adjustment	(2,468)	(23,399)	16
Change in fair value of interest rate swap agreements	(19)	—	—
Change in fair value of forward exchange rate contracts	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	(138)

Other comprehensive loss	(2,487)	(23,399)	(23)

Total comprehensive income	524,899	554,614	398,649
Comprehensive loss attributable to noncontrolling interests	81,824	68,314	18,540

Comprehensive income attributable to Melco Crown Entertainment Limited	$606,723	$622,928	$417,189

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders’ Equity
					Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Noncontrolling Interests	Total Equity
	Ordinary Shares		Treasury Shares
	Shares	Amount	Shares	Amount
			(Note)
BALANCE AT JANUARY 1, 2012	1,653,101,002	$16,531	(10,552,328)	$(106)	$3,223,274	$(1,034)	$(282,510)	$231,497	$3,187,652
Net income for the year	—	—	—	—	—	—	417,203	(18,531)	398,672
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	140,000	140,000
Foreign currency translation adjustment	—	—	—	—	—	16	—	(9)	7
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	—	(138)
Acquisition of assets and liabilities (Note 26)	—	—	—	—	—	—	—	1,860	1,860
Share-based compensation (Note 18)	—	—	—	—	8,973	—	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	4,958,293	50	(4,958,293)	(50)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,276,634	13	(13)	—	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—	—
Exercise of share options (Note 16)	—	—	2,966,955	30	3,601	—	—	—	3,631

BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	354,817	3,740,756
Net income for the year	—	—	—	—	—	—	637,463	(59,450)	578,013
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	280,000	280,000
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(8,864)	(23,399)
Share-based compensation (Note 18)	—	—	—	—	14,119	—	—	883	15,002
Shares purchased under trust arrangement for future vesting of restricted shares (Note 16)	—	—	(1,121,838)	(8,770)	—	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 16)	—	—	378,579	2,965	(2,965)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 16)	8,574,153	86	(8,574,153)	(86)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,297,902	13	(13)	—	—	—	—
Exercise of share options (Note 16)	—	—	3,064,302	31	4,888	—	—	—	4,919
Change in shareholding of the Philippine subsidiaries (Note 27)	—	—	—	—	227,535	—	—	110,926	338,461

BALANCE AT DECEMBER 31, 2013	1,666,633,448	16,667	(16,222,246)	(5,960)	3,479,399	(15,592)	772,156	678,312	4,924,982
Net income for the year	—	—	—	—	—	—	608,280	(80,894)	527,386
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	92,000	92,000
Foreign currency translation adjustment	—	—	—	—	—	(1,538)	—	(930)	(2,468)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(19)	—	—	(19)
Share-based compensation (Note 18)	—	—	—	—	18,233	—	—	2,168	20,401
Shares purchased under trust arrangement for future vesting of restricted shares (Note 16)	—	—	(208,278)	(1,721)	—	—	—	—	(1,721)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 16)	—	—	467,121	3,648	(3,648)	—	—	—	—
Shares repurchased for retirement (Note 16)	—	—	(36,649,344)	(300,495)	—	—	—	—	(300,495)
Retirement of shares (Note 16)	(32,931,528)	(330)	32,931,528	271,341	(271,011)	—	—	—	—
Issuance of shares for restricted shares vested (Note 16)	—	—	1,068,534	11	(11)	—	—	—	—
Exercise of share options (Note 16)	—	—	928,299	9	2,147	—	—	—	2,156
Change in shareholding of the Philippine subsidiaries (Note 27)	—	—	—	—	57,293	—	—	64,873	122,166
Dividends declared ($0.2076 per share) (Note 21)	—	—	—	—	(189,459)	—	(153,259)	—	(342,718)

BALANCE AT DECEMBER 31, 2014	1,633,701,920	$16,337	(17,684,386)	$(33,167)	$3,092,943	$(17,149)	$1,227,177	$755,529	$5,041,670

Note:	The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the Stock Repurchase Program pending for retirement.

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$527,386	$578,013	$398,672
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	368,394	382,806	378,597
Amortization of deferred financing costs	28,055	18,159	13,272
Amortization of deferred interest expense	—	756	2,138
Amortization of discount on senior notes payable	—	71	801
Excess payment on acquisition of assets and liabilities	—	—	5,747
Interest accretion on capital lease obligations	19,756	16,063	—
Interest income on restricted cash	(9,050)	—	—
Loss on disposal of property and equipment	4,550	2,483	887
Impairment loss recognized on property and equipment	4,146	—	—
Allowance for doubtful debts and direct write off	37,669	44,299	28,416
Written off contract acquisition costs	—	1,582	—
Gain on disposal of assets held for sale	(22,072)	—	—
Loss on extinguishment of debt	—	50,935	—
Written off deferred financing costs on modification of debt	—	10,538	—
Share-based compensation	20,401	14,987	8,973
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	—	—	(138)
Change in fair value of interest rate swap agreements	—	—	(363)
Changes in operating assets and liabilities:
Accounts receivable	(7,732)	(15,261)	(42,367)
Amounts due from affiliated companies	(1,056)	1,299	524
Amount due from a shareholder	—	—	6
Inventories	(4,942)	(1,593)	(1,318)
Prepaid expenses and other current assets	(3,893)	(25,974)	(3,716)
Long-term prepayments, deposits and other assets	(49,007)	(1,197)	(2,679)
Deferred tax assets	(22)	12	(81)
Accounts payable	4,603	(3,920)	1,722
Accrued expenses and other current liabilities	(42,668)	71,527	164,886
Income tax payable	(239)	5,640	(313)
Amounts due to affiliated companies	(2,000)	2,164	(564)
Amount due to a shareholder	(79)	79	—
Other long-term liabilities	26,271	2,010	809
Deferred tax liabilities	(3,857)	(3,544)	(3,678)

Net cash provided by operating activities	$894,614	$1,151,934	$950,233

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for capitalized construction costs	$(977,182)	$(496,915)	$(79,211)
Changes in restricted cash	(678,151)	268,414	(1,047,019)
Payment for acquisition of property and equipment	(237,715)	(78,250)	(141,269)
Placement of bank deposits with original maturity over three months	(110,616)	(626,940)	—
Advance payments for construction costs	(107,587)	(161,633)	—
Deposits for acquisition of property and equipment	(99,443)	(17,198)	(7,708)
Payment for land use rights	(50,541)	(64,297)	(53,830)
Payment for entertainment production costs	(1,346)	(2,064)	(1,788)
Payment for contract acquisition costs	—	(27,722)	—
Payment for security deposit	—	(4,293)	—
Proceeds from deposits on sale of assets held for sale	—	1,285	—
Net payment for acquisition of assets and liabilities	—	—	(5,315)
Proceeds from sale of property and equipment	1,117	343	422
Net proceeds from sale of assets held for sale	29,255	—	—
Withdrawals of bank deposits with original maturity over three months	626,940	—	—

Net cash used in investing activities	(1,605,269)	(1,209,270)	(1,335,718)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(342,718)	—	—
Repurchase of shares for retirement	(300,495)	—	—
Principal payments on long-term debt	(262,563)	(1,667,969)	(2,755)
Payment of deferred financing costs	(12,742)	(129,133)	(30,297)
Purchase of shares under trust arrangement for future vesting of restricted shares	(1,721)	(8,770)	—
Principal payments on capital lease obligations	(228)	(38)	—
Prepayment of deferred financing costs	—	(56,535)	(18,812)
Deferred payment for acquisition of assets and liabilities	—	(25,000)	(25,000)
Proceeds from exercise of share options	736	4,017	3,599
Capital contribution from noncontrolling interests	92,000	280,000	140,000
Net proceeds from issuance of shares of a subsidiary	122,167	338,461	—
Proceeds from long-term debt	1,632,514	1,000,000	868,000

Net cash provided by (used in) financing activities	926,950	(264,967)	934,735

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(397)	(5,149)	1,935

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	215,898	(327,452)	551,185
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,381,757	1,709,209	1,158,024

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,597,655	$1,381,757	$1,709,209

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(95,118)	$(127,807)	$(102,015)
Cash paid for tax (net of refunds)	(7,154)	(333)	(1,129)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Costs of property and equipment funded through capital lease obligations	850	288,535	—
Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	60,738	15,744	10,967
Costs of property and equipment funded through amounts due to affiliated companies	2,809	215	428
Construction costs funded through accrued expenses and other current liabilities, other long-term liabilities and capital lease obligations	200,800	87,611	49,508
Land use rights costs funded through accrued expenses and other current liabilities and land use rights payable	—	14,608	69,057
Deferred financing costs funded through accrued expenses and other current liabilities	248	4,522	7,080

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) and its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America. On January 2, 2015, the Company submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of Hong Kong Stock Exchange, further details please refer to Note 28(a).

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group is also developing Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), an indirect majority owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP”, through MCP’s subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. City of Dreams Manila commenced operations on December 14, 2014, with a grand opening of the integrated resort on February 2, 2015.

As of December 31, 2014 and 2013, the major shareholders of the Company are Melco International Development Limited (“Melco”), a company listed in Hong Kong, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

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

(c)	Fair Value of Financial Instruments - continued

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

The current portion of restricted cash represents those cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those fund will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those fund that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2014 and 2013 comprises i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility as defined in Note 12 and other associated agreements; ii) a subsidiary’s Taiwan branch office’s deposit account in Taiwan which has been frozen by the Taiwanese authority since January 2013 in connection with an investigation related to certain alleged violations of Taiwan banking and foreign exchange laws by certain employees of the Taiwan branch office, with indictment received in August 2014 against the subsidiary’s Taiwan branch office and such employees, further information is included in Note 23(e); iii) cash in escrow account, which was setup in March 2013, that is restricted for payment of City of Dreams Manila project costs in accordance with the terms of the provisional license (the “Provisional License”) as disclosed in Note 22(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”); and iv) interest income earned on restricted cash balance which are restricted as to withdrawal and use.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2014 and 2013, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts Receivable and Credit Risk - continued

accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2014 and 2013, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, average and specific identification methods. Write downs of potentially obsolete or slow-moving inventory are recorded based on management’s specific analysis of inventory.

(h)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. Impairment losses and gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

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

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	7 to 25 years or over the term of the land use right agreement or lease agreement, whichever is shorter
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 10 years
Plant and gaming machinery	3 to 5 years

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s long-term debt except for the Aircraft Term Loan as disclosed in Note 12, interest rate swap agreements, the land

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs - continued

premium payables for the land use rights where City of Dreams and Studio City are located and the capital lease obligations. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $220,974, $183,647 and $120,021, of which $96,884, $30,987 and $10,410 were capitalized for the years ended December 31, 2014, 2013 and 2012, respectively. No amortization of deferred financing costs were capitalized during the years ended December 31, 2014, 2013 and 2012.

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown (Macau) Limited (“Melco Crown Macau”), an indirect subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

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

The Group evaluates the recoverability of long-lived assets with finite lives based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Group recognizes the assets at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Group evaluates their recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Impairment of Long-lived Assets (Other Than Goodwill) - continued

of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds its fair value.

During the year ended December 31, 2014, an impairment loss of $4,146 was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau and the amount were included in the consolidated statements of operations. No impairment losses were recognized during the years ended December 31, 2013 and 2012.

(m)	Deferred Financing Costs, Net

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Amortization expense of approximately $28,055, $18,159 and $13,272 were recorded during the years ended December 31, 2014, 2013 and 2012, respectively.

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

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Grand Hyatt Macau hotel, Hyatt City of Dreams Manila hotel (collectively the “Hyatt Hotels”) and Taipa Square Casino. For the operations of the Hyatt Hotels, the Group is the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels business, it is the principal and the transactions of the Hyatt Hotels are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

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

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2014, 2013 and 2012 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2014	2013	2012
Rooms	$22,282	$19,828	$16,819
Food and beverage	53,941	43,838	39,014
Entertainment, retail and others	7,683	8,301	7,238

	$83,906	$71,967	$63,071

(p)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business mainly from loyal slot machine customers and table games patrons. Members earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the redemption value, age and history with expiration of unused points resulting in a reduction of the accruals.

(q)	Gaming Taxes

The Group is subject to taxes based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes are determined mainly from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes totaled $2,275,610, $2,479,958 and $2,024,697 for the years ended December 31, 2014, 2013 and 2012, respectively.

(r)	Pre-opening Costs

Pre-opening costs, consist primarily of marketing expenses and other expenses related to new or start-up operations and are expensed as incurred. The Group has incurred pre-opening costs primarily in connection with City of Dreams Manila and Studio City since December 2012 and July 2011, respectively. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Development Costs

Development costs include costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(t)	Advertising and Promotional Expenses

The Group expenses all advertising and promotional expenses as incurred or the first time the advertising takes place. Advertising and promotional expenses included in the accompanying consolidated statements of operations were $47,906, $43,403 and $40,854 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on a straight-line basis over the vesting period of the awards. Forfeitures are estimated at the time of grant and actual forfeitures are recognized currently to the extent they differ from the estimate.

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

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2014	2013	2012
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,647,571,547	1,649,678,643	1,645,346,902
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	12,931,583	14,519,448	12,916,094

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,660,503,130	1,664,198,091	1,658,262,996

During the years ended December 31, 2014, 2013 and 2012, 2,519,037, nil and 1,901,136 outstanding share options, and 701,681, nil and nil outstanding restricted shares as at December 31, 2014, 2013 and 2012, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility and City of Dreams Project Facility (as defined in Note 12), and forward exchange rate contracts to manage its risks associated exchange rate fluctuations for the interest payments of the RMB Bonds (as defined in Note 12). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements and forward exchange rate contracts are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields and market forward exchange rates.

The Group’s outstanding interest rate swap agreements as of December 31, 2014 are disclosed in Note 11. Further information on the Group’s interest rate swap agreements and forward exchange rate contracts are included in Note 12.

(z)	Comprehensive Income and Accumulated Other Comprehensive Losses

Comprehensive income includes net income, foreign currency translation adjustments, change in fair value of interest rate swap agreements and forward exchange rate contracts and reclassification to earnings upon settlement of forward exchange rate contracts and is reported in the consolidated statements of comprehensive income.

As of December 31, 2014 and 2013, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2014	2013
Foreign currency translation adjustment	$(17,130)	$(15,592)
Change in the fair value of interest rate swap agreements	(19)	—

	$(17,149)	$(15,592)

(aa)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In February 2013, the Financial Accounting Standards Board (“FASB”) issued an authoritative pronouncement related to obligations resulting from joint and several liability arrangements for which the total amount of the obligation is fixed at the reporting date. The pronouncement provides guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this pronouncement is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements - continued

the reporting entity expects to pay on behalf of its co-obligors. The guidance in this pronouncement also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In March 2013, the FASB issued an authoritative pronouncement related to parent’s accounting for the cumulative translation adjustment upon derecognition of certain subsidiaries or groups of assets within a foreign entity or of an investment in a foreign entity. When a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity, the parent is required to release any related cumulative translation adjustment into net income. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

In July 2013, the FASB issued a pronouncement which provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance was effective for the Group as of January 1, 2014 and did not have a material impact on the Group’s consolidated financial results or disclosures.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for interim and fiscal years beginning after December 15, 2016, and early adoption is not permitted. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted - continued

In June 2014, the FASB issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The guidance is effective for interim and fiscal years beginning after December 15, 2015, with early adoption permitted. The guidance can be applied either (a) prospectively to all awards granted or modified after the effective date or (b) retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the consolidated financial statements and to all new or modified awards thereafter. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2014	2013
Casino	$414,515	$423,963
Hotel	1,728	1,353
Other	6,208	5,898

Sub-total	422,451	431,214
Less: allowance for doubtful debts	(168,786)	(143,334)

	$253,665	$287,880

During the years ended December 31, 2014, 2013 and 2012, the Group has provided allowance for doubtful debts, net of recoveries of $29,979, $43,750 and $26,566 and has directly written off accounts receivable of $7,690, $549 and $1,850, respectively.

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2014	2013	2012
At beginning of year	$143,334	$113,264	$86,775
Additional allowance, net of recoveries	29,979	43,750	26,566
Reclassified to long-term receivables, net	(4,527)	(13,680)	(77)

At end of year	$168,786	$143,334	$113,264

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET - continued

The Group grants unsecured credit lines to gaming promoters based on pre-approved credit limits. The Group typically issues markers to gaming promoters with a credit period of 30 days. There are some gaming promoters for whom credit is granted on a revolving basis based on the Group’s monthly credit risk assessment of such gaming promoters. Credit lines granted to all gaming promoters are subject to monthly review and various settlement procedures. For other approved casino customers, the Group typically allows a credit period of 14 days to 28 days on issuance of markers following investigations of creditworthiness. An extended repayment term of typically 90 days may be offered to casino customers with large gaming losses and established credit history.

The following is an analysis of accounts receivable by age presented based on payment due date, net of allowance:

	December 31,
	2014	2013
Current	$155,172	$187,377
1-30 days	52,574	57,727
31-60 days	18,719	11,607
61-90 days	3,937	11,878
Over 90 days	23,263	19,291

	$253,665	$287,880

4.	ASSETS HELD FOR SALE

On February 18, 2014, the Group completed the sale of its properties in Macau pursuant to a promissory agreement dated November 20, 2013 signed with a third party. Total consideration amounted to HK$240,000,000 (equivalent to $30,848) which include a cash deposit of HK$10,000,000 (equivalent to $1,285) received by the Group on the date of signing the promissory agreement. During the year ended December 31, 2014, the Group recognized a gain on disposal of assets held for sale of $22,072. As of December 31, 2013, the total net carrying value of the properties held for sale amounted to $8,468.

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost
Buildings	$2,693,256	$2,693,753
Furniture, fixtures and equipment	607,423	449,732
Leasehold improvements	588,454	265,808
Plant and gaming machinery	197,740	162,763
Transportation	84,441	64,687
Construction in progress	1,935,391	868,828

Sub-total	6,106,705	4,505,571
Less: accumulated depreciation and amortization	(1,410,314)	(1,196,725)

Property and equipment, net	$4,696,391	$3,308,846

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET - continued

As of December 31, 2014 and 2013, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which, in the aggregate, amounted to $219,141 and $102,246, respectively.

During the years ended December 31, 2014, 2013 and 2012, additions to property and equipment amounted to $1,637,305, $912,355 and $283,998, respectively and disposals of property and equipment at carrying amount were $5,667, $2,822 and $1,310, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements was $265,781 and $711, respectively, as of December 31, 2014. The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements was $266,540 and $115, respectively, as of December 31, 2013. Further information of the lease arrangement is included in Note 13.

6.	GAMING SUBCONCESSION, NET

	December 31,
	2014	2013
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(472,206)	(414,969)

Gaming subconcession, net	$427,794	$485,031

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2015 through 2021, and approximately $27,135 in 2022.

7.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill relating to Mocha Clubs and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

To assess potential impairment of goodwill, the Group performs an assessment of the carrying value of the reporting units at least on an annual basis or when events occur or circumstances change that would more likely than not reduce the estimated fair value of those reporting units below their carrying value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of those reporting units through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparable.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

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

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2014, 2013 and 2012.

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2014	2013
Entertainment production costs	$73,819	$72,853
Less: accumulated amortization	(34,646)	(26,416)

Entertainment production costs, net	39,173	46,437
Advance payments for construction costs	107,563	161,633
Deposits for acquisition of property and equipment	47,158	15,694
Input value-added tax, net	43,841	—
Other deposits and other long-term prepayments	39,708	35,747
Long-term receivables, net	10,115	6,250
Prepayment of deferred financing costs	—	79,906

Long-term prepayments, deposits and other assets	$287,558	$345,667

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective useful life of the entertainment show, whichever is shorter.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams, Studio City and City of Dreams Manila.

Input value-added tax, net represents the value-added tax recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila.

Long-term receivables, net represent casino receivables from casino customers where settlement is not expected within the next year. Aging of such balances are all over 90 days and include allowance for doubtful debts of $24,848 and $20,321 as of December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, net amount of current accounts receivable of $8,642 and $17,691 and net amount of allowance for doubtful debts of $4,527 and $13,680, respectively, were reclassified to non-current. During the year ended December 31, 2012, net amount of long-term receivables of $401 was reclassified to current; and net amount of allowance for doubtful debts of $77 was reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2014	2013
Altira Macau — Medium-term lease (“Taipa Land”)	$146,475	$146,434
City of Dreams — Medium-term lease (“Cotai Land”)	399,578	399,578
Studio City — Medium-term lease (“Studio City Land”)	653,564	653,564

	1,199,617	1,199,576
Less: accumulated amortization	(312,429)	(247,958)

Land use rights, net	$887,188	$951,618

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated lease term of the land on a straight-line basis. The expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively.

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited’s (“Altira Developments”), an indirect subsidiary of the Company, acceptance of the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land. On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal, and accepted the terms of such proposal on July 16, 2013. The land grant amendment process was completed with the publication in the Macau official gazette of such revision on December 18, 2013. Further details on the revised land amendment for Taipa Land is disclosed in Note 23(c).

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited’s (“Melco Crown (COD) Developments”), an indirect subsidiary of the Company and Melco Crown Macau’s acceptance of the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011. Such amendment proposal contemplated the development of an additional five-star hotel area in replacement of the four-star apartment hotel area included in such land grant, and the extension of the development period of the City of Dreams land grant until the date falling four years after publication of the amendment in the Macau official gazette. In October 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Cotai Land. On October 16, 2013, Melco Crown (COD) Developments paid a portion of the additional land premium of approximately $8,736 set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process for Cotai Land was completed following the publication in the Macau official gazette of such revision on January 29, 2014. Further details on the final land amendment for Cotai Land is disclosed in Note 23(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET - continued

The Studio City Land was acquired upon acquisition of assets and liabilities in July 2011. The cost of Studio City Land was recognized in accordance with proposed amendment terms of the land concession contract issued by the Macau Government and accepted by Studio City Developments Limited (“Studio City Developments”), an indirect subsidiary of the Company, in November 2006. In June 2012, the Group recognized an additional land premium upon Studio City Developments’ acceptance of the final amendment proposal issued by the Macau Government, which was completed with the publication in the Macau official gazette of such proposed amendment on July 25, 2012. Such amendment reflected an increase in the gross floor area for construction and the extension of the development period to 72 months from the date of publication of such amendment contract. Further details on the final land amendment for Studio City Land is disclosed in Note 23(c).

10.	ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable presented based on payment due date:

	December 31,
	2014	2013
Within 30 days	$12,319	$8,429
31-60 days	691	341
61-90 days	381	478
Over 90 days	1,037	577

	$14,428	$9,825

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2014	2013
Outstanding gaming chips and tokens	$237,013	$263,663
Gaming tax accruals	171,460	238,920
Construction costs payables	169,053	69,057
Staff cost accruals	117,049	85,118
Customer deposits and ticket sales	80,898	80,421
Property and equipment payables	70,957	24,354
Operating expense and other accruals and liabilities	70,295	57,032
Interest expenses payable	33,544	30,529
Land use rights payable	31,678	50,500
Other gaming related accruals	23,754	29,157
Interest rate swap liabilities	19	—

	$1,005,720	$928,751

In connection with Studio City Project Facility (as defined in Note 12), Studio City Company Limited (“Studio City Company”), an indirect subsidiary which the Company holds 60% interest, entered into certain floating-for-fixed interest rate swap agreements in September 2014 that will expire in March 2015 to

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES - continued

limit its exposure to interest rate risk. Under the interest rate swap agreements, Studio City Company pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable Hong Kong Interbank Offered Rate (“HIBOR”) for each of the payment dates. All these interest rate swap agreements will expire in March 2015.

As of December 31, 2014, the notional amounts of the outstanding interest rate swap agreements amounted to HK$1,867,199,900 (equivalent to $240,000).

These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses are recognized in the consolidated statements of operations.

As of December 31, 2014, the interest rate swap liabilities of $19 represented the fair values of the interest rate swap agreements.

12.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2014	2013
Studio City Project Facility	$1,295,689	$—
2013 Senior Notes	1,000,000	1,000,000
Studio City Notes	825,000	825,000
2011 Credit Facilities	417,166	673,883
Philippine Notes	336,195	—
Aircraft Term Loan	28,731	34,577

	3,902,781	2,533,460
Current portion of long-term debt	(262,750)	(262,566)

	$3,640,031	$2,270,894

2011 Credit Facilities

On June 22, 2011, Melco Crown Macau (the “Borrower”) entered into an amendment agreement (the “2011 Credit Facilities”) with certain lenders in respect of a senior secured credit facility (the “City of Dreams Project Facility”), which was entered on September 5, 2007 and which was subsequently amended from time to time, in an aggregate amount of $1,750,000 to fund the City of Dreams project, construction of an integrated entertainment resort complex in Macau. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

On June 30, 2011, the 2011 Credit Facilities, which was subsequently amended from time to time, became effective and among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

(equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which are denominated in Hong Kong dollars; (ii) introduced new lenders and removed certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed MPEL (Delaware) LLC, a wholly-owned subsidiary of the Borrower which was subsequently dissolved on May 31, 2012, from the borrowing group which included the Borrower and certain of its subsidiaries as defined under the City of Dreams Project Facility (the “2011 Borrowing Group”).

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

The 2011 Credit Facilities also contain certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except with

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011. As of December 31, 2014, management believes that the 2011 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the 2011 Borrowing Group to the Company or persons who are not members of the 2011 Borrowing Group (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of the 2011 Borrowing Group of approximately $3,559,000 and $3,220,000, respectively, were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower may select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $2,808, $2,453 and $1,324 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, the 2011 Term Loan Facility has been fully drawn down. During the years ended December 31, 2014 and 2013, the Group repaid HK$1,997,260,800 (equivalent to $256,717) and HK$998,630,400 (equivalent to $128,358), respectively, under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013. The Group repaid HK$1,653,154,570 (equivalent to $212,488) during the year ended December 31, 2013, and accordingly, the entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remains available for future drawdown as of December 31, 2014 and 2013. As of December 31, 2014 and 2013, the Group had total outstanding borrowings of HK$3,245,548,000 (equivalent to $417,166) and HK$5,242,809,600 (equivalent to $673,883), respectively, under the 2011 Credit Facilities.

During the year ended December 31, 2012, certain floating-for-fixed interest rate swap agreements entered by Melco Crown Macau during the year 2009 to limit the exposure to interest rate risk in connection with the City of Dreams Project Facility expired. Under the interest rate swap agreements, Melco Crown Macau paid a fixed interest rate ranging from 1.96% to 1.98% per annum of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. Immediately after the amendment of the City of Dreams Project Facility on June 30, 2011, the interest rate swap agreements no longer qualified for hedge accounting and subsequent changes in fair value of the interest rate swap agreements were recognized in the consolidated statements of operations during the year ended December 31, 2012.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”), a wholly-owned subsidiary of the Company, issued and listed the $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”) on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was 98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2010 Senior Notes - continued

Finance, secured by a first-priority pledge of the intercompany note (the “Intercompany Note”) representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to an indirect subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

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

RMB Bonds

On May 9, 2011, the Company issued and listed the Renminbi (“RMB”) 2,300,000,000 3.75% bonds due 2013 (the “RMB Bonds”) (equivalent to $353,278 based on exchange rate on transaction date) on SGX-ST. The RMB Bonds were priced at 100% at par. The RMB Bonds were direct, general, unconditional, unsubordinated and unsecured obligations of the Company, which at all times ranked equally without any preference or priority among themselves and at least equally with all of the Company’s other present and future unsecured and unsubordinated obligations, save for such obligations as may be preferred by provisions of law that were both mandatory and of general application. The RMB Bonds would have matured on May 9, 2013 and the interest on the RMB Bonds was accrued at a rate of 3.75% per annum and was payable semi-annually in arrears on May 9 and November 9 of each year, commenced on November 9, 2011.

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

Deposit-Linked Loan

On May 20, 2011, the Company entered into a Hong Kong dollar deposit-linked loan facility (the “Deposit-Linked Loan”) with a lender in an amount of HK$2,748,500,000 (equivalent to $353,278 based on exchange rate on transaction date), which was secured by a deposit in an amount of RMB2,300,000,000 (equivalent to $353,278 based on exchange rate on transaction date) from the proceeds of the RMB Bonds as described above. The Deposit-Linked Loan would have matured on May 20, 2013 or, if earlier, at any time with 30 days’ prior notice given to the lender, the Company may prepay the whole or any part of not less than HK$500,000,000 (equivalent to $64,267) of the Deposit-Linked Loan outstanding. The Deposit-Linked Loan bore interest at a rate of 2.88% per annum and was payable semi-annually in arrears on May 8 and November 8 of each year, commenced on November 8, 2011. On the same date, the Company entered into two RMB forward exchange rate contracts in an aggregate amount of RMB52,325,000 (approximately $8,000) for settlement of the RMB Bonds interest payable at fixed exchange rates on November 9, 2011 and May 9, 2012, respectively, and during the year ended December 31, 2012, the Company entered into another RMB forward exchange rate contract of RMB25,845,867 (approximately $4,000) for settlement of the RMB Bonds interest payable at fixed exchange rate on November 9, 2012. During the year ended December 31, 2012, the Company settled the outstanding forward exchange rate contracts and the gain on the forward exchange rate contracts of $138 was reclassified from accumulated other comprehensive losses to interest expenses.

On March 4, 2013, the Company prepaid in full the Deposit-Linked Loan in aggregate principal amount of HK$2,748,500,000 (equivalent to $353,278) with accrued interest and a deposit in an amount of RMB2,300,000,000 (equivalent to $368,177) from the proceeds of the RMB Bonds, for security of the Deposit-Linked Loan, was released on the same date.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), an indirect subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2014, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2014 and 2013, the carrying value of aircraft was $40,974 and $46,437, respectively.

2013 Senior Notes

On February 7, 2013, MCE Finance issued and listed $1,000,000 5% senior notes, due 2021 (the “2013 Senior Notes”) and priced at 100% at par on the SGX-ST. The 2013 Senior Notes are general obligations of MCE Finance, rank equally in right of payment to all existing and future senior indebtedness of MCE

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2013 Senior Notes - continued

Finance and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Finance and effectively subordinated to all of MCE Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of MCE Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guarantee the 2013 Senior Notes on a senior basis. The guarantees are joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors. The 2013 Senior Notes mature on February 15, 2021. Interest on the 2013 Senior Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013.

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

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

2013 Senior Notes - continued

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its restricted subsidiaries to the Company or persons who are not MCE Finance or members of MCE Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of MCE Finance and its restricted subsidiaries of approximately $3,639,000 and $3,296,000, respectively, were restricted from being distributed under the terms of the 2013 Senior Notes.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), an indirect subsidiary which the Company holds 60% interest, issued and listed the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and priced at 100% at par on the SGX-ST. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”), a wholly-owned direct subsidiary of Studio City Finance and the immediate holding company of Studio City Company, a wholly-owned indirect subsidiary of Studio City Finance, or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing direct and indirect subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance used the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and were available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date,

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Studio City Notes - continued

which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and is restricted for use to pay future interest payments until the opening date (the “Opening Date”) of the Studio City project as defined in the Studio City Project Facility.

Concurrent with the submission of the first utilization request under the Studio City Project Facility on January 10, 2014, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 was released from the Note Interest Reserve Account and deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility. During the years ended December 31, 2014 and 2013, Studio City Finance paid Studio City Notes interest expenses amounting to $70,125 and $71,099, respectively, with funds from the Note Interest Reserve Account. The remaining amount in the Note Interest Reserve Account (less an amount equal to the pro-rated portion of interest due on the next interest payment date) will be released and be deposited in a bank account of Studio City Company (the “Revenue Account”) on the Opening Date. The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account and the Revenue Account.

As of December 31, 2014, the Group classified the balance of the Note Interest Reserve Account of $63,340 as current portion of restricted cash, while the balance of Note Debt Service Reserve Account of $35,064 as non-current portion of restricted cash on the consolidated balance sheets.

The Studio City Notes were subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility was not executed on or before March 31, 2013; and ii) the funds were not released from the Note Proceeds Account prior to January 28, 2014, the date that was one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second conditions were satisfied and the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance (the “Note Disbursement Account”) for the Studio City project cost payments on January 17, 2014.

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

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2014, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to the Company or persons who are not Studio City Finance or members of Studio City Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of Studio City Finance and its restricted subsidiaries of approximately $102,000 and $171,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, Studio City Company (the “Studio City Borrower”) and certain lenders (the “Studio City Lenders”) executed a senior secured credit facilities denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”), pursuant to substantially all the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered on October 19, 2012 by the Studio City Borrower, the Studio City Lenders, the Company and New Cotai Investments, LLC (“New Cotai Investments”), an indirect noncontrolling shareholder who owns 40% interest in Studio City Borrower, to fund the Studio City project. The Studio City Project Facility consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on the earlier of (i) December 31, 2016, the first fiscal quarter end date falling not less than 45 months after January 28, 2013; and (ii) the end of the second full fiscal quarter after the Opening Date of the Studio City project. Amounts under the Studio City Term Loan Facility may be borrowed from and after the date that certain conditions precedent were satisfied until July 28, 2014, the date falling 18 months after January 28, 2013. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Studio City Project Facility - continued

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until the last day of the second full fiscal quarter after the Opening Date, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”).

The Studio City Borrower may make voluntary prepayments in respect of the Studio City Project Facility in a minimum amount of HK$100,000,000 (equivalent to $12,853), plus the amount of any applicable break costs. The Studio City Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the Studio City Borrowing Group, including but not limited to: (i) net termination or claim proceeds under the Studio City Borrowing Group’s land concessions, certain construction agreements or finance or project documents, subject to certain exceptions; (ii) the net proceeds of certain asset sales, subject to reinvestment rights and certain exceptions, which are in excess of $5,000; (iii) the net proceeds received by any member of the Studio City Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the Studio City Borrowing Group (subject to certain exceptions); (iv) 50% of the net proceeds of any permitted equity issuance of any member of the Studio City Borrowing Group; (v) the net proceeds of any debt issuance of any member of the Studio City Borrowing Group, subject to certain exceptions; (vi) insurance proceeds net of expenses to obtain such proceeds under the property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $10,000; and (vii) certain percentage of excess cash in accordance with leverage test.

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau relating solely to the operation of the Studio City gaming area are pledged as security for the Studio City Project Facility and related finance documents.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things, (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) paying dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility also contains certain financial covenants and the first test date of these financial covenants is the earlier of June 30, 2016 and the end of the second full financial quarter after Opening Date. As of December 31, 2014, management believes that Studio City Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to the Company or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 20). As of December 31, 2014 and 2013, the net assets of Studio City Investments and its restricted subsidiaries of approximately $175,000 and $217,000, respectively, were restricted from being distributed under the terms of the Studio City Project Facility.

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

Studio City Project Facility - continued

The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $15,153 and $23,190, respectively, during the years ended December 31, 2014 and 2013.

In connection with the Studio City Project Facility, Studio City International Holdings Limited (“Studio City International”), an intermediate holding company of Studio City Finance and an indirect subsidiary which the Company holds 60% interest, is required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International has deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2014 and 2013. The Cash Collateral is required to be maintained until the construction completion date of the Studio City has occurred, certain debt service reserve and accrual accounts have been funded to the required balance and the financial covenants have been complied with. As of December 31, 2014 and 2013, the Cash Collateral is classified as non-current portion of restricted cash in the consolidated balance sheets.

The Studio City Borrower had not drawn down on the Studio City Term Loan Facility and the Studio City Revolving Credit Facility during the year ended December 31, 2013. On July 28, 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down. As of December 31, 2014, the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future draw down, subject to satisfaction of certain conditions precedent.

The Studio City Borrower is required to, within 120 days after the drawdown of the Studio City Project Facility, enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the Studio City Notes are subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. Since the Studio City Borrower drew down the Studio City Term Loan Facility on July 28, 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements in September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower pays a fixed interest rate of 0.28% per annum of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment dates. All these interest rate swap agreements will expire in March 2015. These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of operations. No hedge agreement has been entered as at December 31, 2013 as the Studio City Borrower has not drawn down on the Studio City Project Facility.

Philippine Notes

On January 24, 2014, MCE Leisure issued PHP15 billion 5% senior notes, due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on exchange rate on transaction date) at par of 100% of the principal

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Philippine Notes - continued

amount and offered to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013.

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

The Philippine Notes are guaranteed by MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure; and irrevocably and unconditionally by MCE on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commenced on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

The net proceeds from the offering of the Philippine Notes, after deducting the underwriting commissions and other expenses of approximately PHP230,769,000 (equivalent to $5,182 based on exchange rate on transaction date), was approximately PHP14,769,231,000 (equivalent to $331,643 based on exchange rate on transaction date). MCE Leisure used the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at 100% of the principal amount plus applicable premium as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries ability, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. As of December 31, 2014, management believes that MCE Leisure was in compliance with each of the financial restrictions and requirements.

The Philippine Notes are exempted from registration with the Philippine Securities and Exchange Commission (the “Philippine SEC”) under the Philippine Securities Regulation Code Rule (“SRC Rule”) 9.2.2(B) promulgated by the Philippine SEC as the Philippine Notes were offered via private placement to not more than nineteen primary institutional lenders, accordingly, the Philippine Notes are subject to the conditions of SRC Rule 9.2.2(B) which limit the assignment and transfer of the Philippine Notes to primary institutional lenders only and to be held by not more than nineteen primary institutional lenders at any time before maturity of the Philippine Notes.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2014	2013	2012
Interest for Studio City Notes**	$70,125	$71,099	$5,844
Interest for 2013 Senior Notes**	50,000	44,998	—
Interest for Studio City Project Facility*	26,321	—	—
Interest for Philippine Notes*	19,751	—	—
Interest for 2011 Credit Facilities*	11,337	16,841	21,849
Interest for Aircraft Term Loan*	998	1,191	705
Interest for 2010 Senior Notes	—	6,028	61,500
Amortization of discount in connection with issuance of 2010 Senior Notes	—	71	801
Interest for RMB Bonds	—	2,610	13,666
Interest for Deposit-Linked Loan	—	1,728	10,064

	178,532	144,566	114,429
Interest capitalized	(82,761)	(25,259)	(7,900)

	$95,771	$119,307	$106,529

*	Long-term debt repayable within five years
**	Long-term debt repayable after five years

During the years ended December 31, 2014, 2013 and 2012, the Group’s average borrowing rates were approximately 5.41%, 5.36% and 5.06% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2014 are as follows:

Year ending December 31,
2015	$262,750
2016	322,150
2017	161,897
2018	991,336
2019	339,648
Over 2019	1,825,000

$3,902,781

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT - continued

The long-term debt are repayable as follows:

	December 31,
	2014	2013
Within one year	$262,750	$262,566
More than one year, but not exceeding two years	322,150	262,749
More than two years, but not exceeding five years	1,492,881	179,697
More than five years	1,825,000	1,828,448

	3,902,781	2,533,460
Less: Amounts due within one year classified as current liabilities	(262,750)	(262,566)

	$3,640,031	$2,270,894

13.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 22(a)) for lease of the land and certain of the building structures for City of Dreams Manila which expected to be expired on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms.

Apart from the MCP Lease Agreement, the Group entered into lease agreements with third parties of lease of certain property and equipment during the years ended December 31, 2014 and 2013.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital lease at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2014 are as follows:

Year ending December 31, 2015	$25,289
Year ending December 31, 2016	33,478
Year ending December 31, 2017	36,481
Year ending December 31, 2018	39,916
Year ending December 31, 2019	43,620
Over 2019	755,174

Total minimum lease payments	933,958
Less: amounts representing interest	(632,419)

Present value of minimum lease payments	301,539
Current portion	(23,512)

Non-current portion	$278,027

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	OTHER LONG-TERM LIABILITIES

	December 31,
	2014	2013
Construction costs and property and equipment retention payables	$59,162	$20,679
Staff cost accruals and others	20,750	—
Deferred rent liabilities	12,296	7,626
Other deposits received	1,233	187

	$93,441	$28,492

15.	FAIR VALUE MEASUREMENTS

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

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2014 and 2013, which included the Studio City Project Facility, the 2013 Senior Notes, the Studio City Notes, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,878,381 and $2,585,768, respectively, as compared to its carrying value of $3,902,781 and $2,533,460, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes and the Studio City Notes. Fair value for the Studio City Project Facility, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use rights payable approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2014, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. As of December 31, 2014, the interest rate swap

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	FAIR VALUE MEASUREMENTS - continued

agreements carried at fair value and the fair value of these interest rate swap agreements approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements represented a level 2 measurement in the fair value hierarchy.

16.	CAPITAL STRUCTURE

Ordinary and Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 18; and iii) the shares repurchased by the Company under the Stock Repurchase Program (as described below) pending for retirement.

New Shares Issued by the Company

During the years ended December 31, 2014, 2013 and 2012, the Company issued nil, 8,574,153 and 4,958,293 ordinary shares to its depository bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 1,068,534, 1,297,902 and 1,276,634 of these ordinary shares upon vesting of restricted shares; and 928,299, 3,064,302 and 2,966,955 of these ordinary shares upon exercise of share options during the years ended December 31, 2014, 2013 and 2012, respectively. As of December 31, 2014, 2013 and 2012, the Company had a balance of 13,482,154, 15,478,987 and 11,267,038 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options.

Shares Purchased under a Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS from NASDAQ for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS from the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares.

During the year ended December 31, 2014, 69,426 ADSs, equivalent to 208,278 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $24.79 per ADS or $8.26 per share (including commissions), and 467,121 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. During the year ended December 31, 2013, 373,946 ADSs, equivalent to 1,121,838 ordinary shares were purchased under a trust arrangement from NASDAQ at an average market price of $23.45 per ADS or $7.82 per share (including commissions), and 378,579 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. As of December 31, 2014 and

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	CAPITAL STRUCTURE - continued

Ordinary and Treasury Shares - continued

Shares Purchased under a Trust Arrangement - continued

2013, the shares purchased under trust arrangement has a balance of 484,416 and 743,259 ordinary shares, respectively, for future issuance upon vesting of restricted shares.

Shares Repurchased for Retirement

On August 7, 2014, the Board of Directors of the Company authorized the repurchase of the Company’s ADS of up to an aggregate of $500,000 under a stock repurchase program (“Stock Repurchase Program”), which remains valid until the expiry or revocation of the share repurchase mandate granted by the shareholders, upon conclusion of the next annual general meeting of the Company to be held in 2015, for shares retirement. Under the Stock Repurchase Program, the Company can repurchase ADS from the open market at the price range determined by the Company’s management from time to time. This Stock Repurchase Program may be terminated by the Company at any time prior to the expiration of the Stock Repurchase Program.

During the year ended December 31, 2014, 12,216,448 ADSs, equivalent to 36,649,344 ordinary shares were repurchased under the Stock Repurchase Program from NASDAQ in aggregate for $300,495 (including commissions), at an average market price of $24.60 per ADS or $8.20 per share, of which 32,931,528 ordinary shares repurchased under the Stock Repurchase Program were retired. As of December 31, 2014, the shares repurchased had a balance of 3,717,816 ordinary shares for future shares retirement and these remaining repurchased ordinary shares were subsequently retired in January 2015.

As of December 31, 2014, 2013 and 2012, the Company had 1,633,701,920, 1,666,633,448 and 1,658,059,295 issued ordinary shares, and 17,684,386, 16,222,246 and 11,267,038 treasury shares, with 1,616,017,534, 1,650,411,202 and 1,646,792,257 issued ordinary shares outstanding, respectively.

17.	INCOME TAXES

The Company and certain subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands (“BVI”), where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the Philippines and other jurisdictions, respectively, during the years ended December 31, 2014, 2013 and 2012. The Company’s subsidiary incorporated in the United States of America and dissolved in June 2013, is subject to income tax in the United States of America up to the date of dissolution in 2013 and during the year ended December 31, 2012.

Pursuant to the approval notices issued by the Macau Government dated June 7, 2007, Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations for five years commencing from 2007 to 2011 and will continue to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notices issued by the Macau Government in April 2011.

The Macau Government has granted to subsidiaries of the Company, Altira Hotel Limited (“Altira Hotel”), in 2007, and Melco Crown (COD) Hotels Limited (“Melco Crown (COD) Hotels”), in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such declaration of utility

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau Complementary Tax. The Macau Government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within 5 years from the date of purchase. The grant of further vehicle tax holiday is subject to the satisfaction by the Group of certain criteria determined by the Macau Government.

The provision for income tax consisted of:

	Year Ended December 31,
	2014	2013	2012
Income tax provision for current year:
Macau Complementary Tax	$2,761	$41	$203
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	5,590	—
Hong Kong Profits Tax	1,171	654	513
Income tax in other jurisdictions	622	99	238

Sub-total	7,349	6,384	954

(Over) under provision of income tax in prior years:
Macau Complementary Tax	(57)	(417)	(171)
Hong Kong Profits Tax	124	(2)	32
Income tax in other jurisdictions	91	8	1

Sub-total	158	(411)	(138)

Deferred tax (credit) charge:
Macau Complementary Tax	(3,917)	(3,543)	(3,676)
Hong Kong Profits Tax	(22)	12	(81)
Income tax in other jurisdictions	(532)	(1)	(2)

Sub-total	(4,471)	(3,532)	(3,759)

Total income tax expense (credit)	$3,036	$2,441	$(2,943)

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

A reconciliation of the income tax expense (credit) to income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2014	2013	2012
Income before income tax	$530,422	$580,454	$395,729
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	63,651	69,654	47,487
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	5,590	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	(25,416)	(9,642)	(556)
Under (over) provision in prior years	158	(411)	(138)
Effect of income for which no income tax expense is payable	(2,272)	(395)	(714)
Effect of expenses for which no income tax benefit is receivable	12,441	26,557	17,317
Effect of profits generated by gaming operations exempted from Macau Complementary Tax	(109,189)	(125,702)	(88,491)
Change in valuation allowance	60,868	36,790	22,152

	$3,036	$2,441	$(2,943)

Macau Complementary Tax and Hong Kong Profits Tax have been provided at 12% and 16.5% on the estimated taxable income earned in or derived from Macau and Hong Kong, respectively, during the years ended December 31, 2014, 2013 and 2012, if applicable. Income tax in other jurisdictions for the years ended December 31, 2014, 2013 and 2012 were provided mainly for the profits of the representative offices and branches set up by a subsidiary of the Company in the region where they operate. For the year ended December 31, 2014, the provision for current income tax of one of the Company’s subsidiaries in the Philippines has been provided at 30% on the estimated taxable income and offset with a benefit from deferred income tax recognized up to the amount of income tax provided. No provisions for income tax for other subsidiaries of the Company in the Philippines for the years ended December 31, 2014, 2013 and 2012 and in the United States of America for the years ended December 31, 2013 and 2012 were provided as the subsidiaries incurred tax losses.

Melco Crown Macau was granted a tax holiday from Macau Complementary Tax for 5 years on gaming profits by the Macau Government in 2007. In April 2011, this tax holiday for Melco Crown Macau was extended for an additional 5 years through 2016. During the years ended December 31, 2014, 2013 and 2012, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2014, 2013 and 2012 would have been decreased by $109,189, $125,702 and $88,491, respectively. The basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.066 and $0.066 per share for the year ended December 31, 2014, $0.076 and $0.076 per share for the year ended December 31, 2013 and $0.054 and $0.053 per share for the year ended December 31, 2012, respectively. Melco Crown Macau’s non-gaming profits remain subject to the Macau Complementary Tax and its casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016, coinciding with the 5-year extension of the tax holiday as mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2013 and 2012.

The effective tax rates for the years ended December 31, 2014, 2013 and 2012 were 0.6%, 0.4% and negative rate of 0.7%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2014, 2013 and 2012.

The net deferred tax liabilities as of December 31, 2014 and 2013 consisted of the following:

	December 31,
	2014	2013
Deferred tax assets
Net operating loss carried forwards	$94,280	$66,744
Depreciation and amortization	13,377	11,100
Deferred deductible expenses	4,402	3,861
Deferred rents	12,896	5,001
Others	9,527	1,997

Sub-total	134,482	88,703

Valuation allowance
Current	(18,626)	(19,415)
Long-term	(109,301)	(69,195)

Sub-total	(127,927)	(88,610)

Total deferred tax assets	6,555	93

Deferred tax liabilities
Land use rights	(55,683)	(60,090)
Intangible assets	(505)	(505)
Unrealized capital allowance	(2,821)	(2,211)
Others	(5,848)	—

Total deferred tax liabilities	(64,857)	(62,806)

Deferred tax liabilities, net	$(58,302)	$(62,713)

As of December 31, 2014 and 2013, valuation allowance of $127,927 and $88,610 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

realized. As of December 31, 2014, adjusted operating tax loss carry forwards, amounting to $153,845, $177,728 and $245,405 will expire in 2015, 2016 and 2017, respectively. Adjusted operating tax loss carried forwards of $159,715 has expired during the year ended December 31, 2014.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries are available for distribution to the Company of approximately $11,447 and $18,175 as at December 31, 2014 and 2013, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2014 and 2013 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $1,717 and $2,725 as at December 31, 2014 and 2013, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 and there is no material unrecognized tax benefit which would favourably affect the effective income tax rate in future periods. As of December 31, 2014 and 2013, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

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

2006 Share Incentive Plan - continued

subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share were granted under the 2006 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012.

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2012	20,916,462	$1.55
Exercised	(2,966,955)	1.22
Forfeited	(1,110,843)	1.63
Expired	(6,510)	1.01

Outstanding as at December 31, 2012	16,832,154	1.61
Exercised	(2,967,372)	1.50
Forfeited	(82,380)	2.07
Expired	(4,989)	1.01

Outstanding as at December 31, 2013	13,777,413	1.63
Exercised	(853,905)	2.06
Expired	(6,087)	1.01

Outstanding as at December 31, 2014	12,917,421	$1.60	4.60	$88,730

Exercisable as at December 31, 2014	12,917,421	$1.60	4.60	$88,730

A summary of share options vested under the 2006 Share Incentive Plan at December 31, 2014 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01 - $5.06) (Note)	12,917,421	$1.60	4.60	$88,730

Note: 1,615,101 share options vested and 6,087 share options expired during the year ended December 31, 2014.

As of December 31, 2014, there was no unvested share options under the 2006 Share Incentive Plan. Share options of 853,905, 2,967,372 and 2,966,955 were exercised and proceeds amounted to $1,758, $4,463 and $3,632 were recognized during the years ended December 31, 2014, 2013 and 2012, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2014, 2013 and 2012 were $5,472, $34,330 and $13,022, respectively. As of December 31, 2014, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Restricted Shares

A summary of the status of the 2006 Share Incentive Plan’s restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2012	4,002,503	$2.22
Vested	(1,276,634)	2.49
Forfeited	(486,984)	1.66

Unvested as at December 31, 2012	2,238,885	2.19
Vested	(1,297,902)	2.04
Forfeited	(38,313)	2.12

Unvested as at December 31, 2013	902,670	2.42
Vested	(902,670)	2.42

Unvested as at December 31, 2014	—	$—

The total fair values at date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the years ended December 31, 2014, 2013 and 2012 were $2,182, $2,643 and $3,181, respectively. As of December 31, 2014, there was no unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares and other types of awards. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2014 and 2013, 92,621,404 and 94,688,953 ordinary shares remain available for the grant of various share-based awards under the 2011 Share Incentive Plan, respectively.

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012, with the exercise price for share options granted in 2014 and 2013 determined at the higher of the closing price on the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange, while the exercise price for share options granted in 2012 determined at the closing price on the date of grant. These share options became exercisable over vesting periods of three to four years. The share options granted expire 10 years from the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2014, 2013 and 2012:

	December 31,
	2014	2013	2012
Expected dividend yield	1.11%	—	—
Expected stock price volatility	69.56%	65.50%	67.82%
Risk-free interest rate	2.04%	0.82%	1.01%
Expected average life of options (years)	6.1	5.1	5.1

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2012	—	$—
Granted	1,934,574	4.70
Forfeited	(33,438)	4.70

Outstanding as at December 31, 2012	1,901,136	4.70
Granted	1,388,793	8.42
Exercised	(96,930)	4.70
Forfeited	(120,834)	6.00
Expired	(1,830)	4.70

Outstanding as at December 31, 2013	3,070,335	6.33
Granted	1,320,693	12.89
Exercised	(74,394)	5.34
Forfeited	(155,865)	9.84

Outstanding as at December 31, 2014	4,160,769	$8.30	8.18	$6,249

Exercisable as at December 31, 2014	1,494,933	$5.78	7.57	$4,023

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of share options vested and expected to vest under the 2011 Share Incentive Plan at December 31, 2014 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.70 - $8.42) (Note)	1,494,933	$5.78	7.57	$4,023

Note: 1,046,418 share options vested and no share options expired during the year ended December 31, 2014.

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.70 - $12.98)	2,665,836	$9.71	8.53	$2,226

The weighted average fair value of share options granted under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012 were $7.11, $4.50 and $2.44, respectively. Share options of 74,394 and 96,930 were exercised and proceeds amounts to $397 and $455 were recognized during the years ended December 31, 2014 and 2013, respectively. The total intrinsic value of share options exercised for the years ended December 31, 2014 and 2013 were $232 and $812, respectively. No share option was exercised for the year ended December 31, 2012. As of December 31, 2014, there was $9,556 unrecognized compensation costs related to unvested share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.93 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2014, 2013 and 2012. These restricted shares have vesting periods of three to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

A summary of the status of the 2011 Share Incentive Plan’s restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014, 2013 and 2012 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2012	—	$—
Granted	1,170,612	4.43
Forfeited	(16,722)	4.43

Unvested at December 31, 2012	1,153,890	4.43
Granted	817,068	8.27
Vested	(378,579)	4.43
Forfeited	(60,420)	5.77

Unvested at December 31, 2013	1,531,959	6.43
Granted	746,856	12.42
Vested	(632,985)	6.04
Forfeited	(77,938)	9.57

Unvested at December 31, 2014	1,567,892	$9.28

The total fair value at date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the years ended December 31, 2014 and 2013 were $3,821 and 1,676, respectively. No restricted shares under the 2011 Share Incentive Plan were vested during the year ended December 31, 2012. As of December 31, 2014, there was $9,785 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.91 years.

MCP Share Incentive Plan

MCP operates a share incentive plan (the “MCP Share Incentive Plan”) to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders of MCP. On June 21, 2013, the MCP Share Incentive Plan, with amendments, were approved by MCP shareholders at MCP annual stockholders meeting and the Company’s shareholders at its extraordinary general meeting respectively. The MCP Share Incentive Plan became effective on June 24, 2013, the date of the Philippine SEC approved such amendments. Under the MCP Share Incentive Plan, MCP may grant various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of common shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of December 31, 2014 and 2013, 57,075,917 and 47,098,936 MCP common shares remain available for the grant of various share-based awards under the MCP Share Incentive Plan, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options

For the year ended December 31, 2014, MCP granted 9,543,186 share options to certain personnel under the MCP Share Incentive Plan, with the exercise price for 4,861,003 share options determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant. The exercise price for 4,682,183 share options is fixed at $0.19 per share, with the same exercise price with the share options granted on June 28, 2013 on the bases approved by MCP’s management that these personnel would contribute significantly to the pre-opening of City of Dreams Manila and joined MCP and its subsidiaries (collectively referred to as the “MCP Group”) prior to March 31, 2014. These share options became exercisable over different vesting periods of around three years. For the year ended December 31, 2013, MCP granted share options to certain personnel under the MCP Share Incentive Plan with the exercise price determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant. These share options became exercisable over a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. All share options granted expire 10 years after the date of grant.

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2014 and 2013:

	December 31,
	2014	2013
Expected dividend yield	—	—
Expected stock price volatility	40.00%	45.00%
Risk-free interest rate	3.77%	3.73%
Expected average life of options (years)	5.2	5.0

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

A summary of share options activity under the MCP Share Incentive Plan as of December 31, 2014, and changes during the years ended December 31, 2014 and 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	—	$—
Granted	120,826,336	0.19
Forfeited	(4,682,183)	0.19

Outstanding as at December 31, 2013	116,144,153	0.19
Granted	9,543,186	0.24
Forfeited	(1,560,727)	0.19

Outstanding as at December 31, 2014	124,126,612	$0.19	8.56	$14,149

As of December 31, 2014, no share options granted under the MCP Share Incentive Plan were vested and exercisable.

A summary of share options expected to vest under the MCP Share Incentive Plan as of December 31, 2014 are presented below:

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($0.19 - $0.30)	124,126,612	$0.19	8.56	$14,149

The weighted average fair value of share options granted under the MCP Share Incentive Plan during the years ended December 31, 2014 and 2013 were $0.14 and $0.09, respectively. As of December 31, 2014, there was $5,445 unrecognized compensation costs related to share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.52 years.

Restricted Shares

For the year ended December 31, 2014, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with vesting periods of around three years. For the year ended December 31, 2013, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. The grant date fair value is determined with reference to the market closing price of the MCP common shares at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Restricted Shares - continued

A summary of the status of the MCP Share Incentive Plan’s restricted shares as of December 31, 2014, and changes during the years ended December 31, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	—	$—
Granted	60,413,167	0.19
Forfeited	(2,341,091)	0.19

Unvested as at December 31, 2013	58,072,076	0.19
Granted	7,079,775	0.29
Forfeited	(780,365)	0.19

Unvested as at December 31, 2014	64,371,486	$0.20

No restricted shares under the MCP Share Incentive Plan were vested during the years ended December 31, 2014 and 2013. As of December 31, 2014, there was $6,596 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.59 years.

The impact of share options and restricted shares for the Group for the years ended December 31, 2014, 2013 and 2012 recognized in the consolidated financial statements is as follows:

	Year Ended December 31,
	2014	2013	2012
2006 Share Incentive Plan
Share options	$579	$3,234	$4,033
Restricted shares	492	2,188	2,464

Sub-total	1,071	5,422	6,497

2011 Share Incentive Plan
Share options	5,590	2,775	1,179
Restricted shares	5,915	3,052	1,297

Sub-total	11,505	5,827	2,476

MCP Share Incentive Plan
Share options	3,631	1,756	—
Restricted shares	4,194	1,982	—

Sub-total	7,825	3,738	—

Total share-based compensation expenses recognized in general and administrative expenses	$20,401	$14,987	$8,973

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

Employees

Macau

Employees employed by the Group in Macau are members of government-managed Social Security Fund Scheme (the “SSF Scheme”) operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits. The obligation of the Group with respect to the SSF Scheme operated by the Macau Government is to make the required contributions under the scheme.

The Group provided option for its qualifying employees in Macau to participate in voluntary defined contribution schemes (the “Macau Schemes”) operated by the Group in Macau. The Group contributes a fixed percentage of the eligible employees’ base salaries or fixed amount to the Macau Schemes. The Group’s contributions to the Macau Schemes are vested to employees in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Macau Schemes were established under trust with the assets of the funds held separately from those of the Group by independent trustees in Macau.

Hong Kong

Employees employed by the Group in Hong Kong and certain employees employed by the Group in other jurisdictions are members of Mandatory Provident Fund Scheme (the “MPF Scheme”) operated by the Group in Hong Kong. The Group is required to contribute a fixed percentage of the employee’s base salaries to the MPF Scheme, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested to the employee in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Group’s mandatory contributions to the MPF Scheme are fully and immediately vested to the employee once they are paid. The MPF Scheme was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

The Philippines

Employees employed by MCP Group in the Philippines are members of government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippine Government and MCP Group is required to pay at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements of the SSS Scheme to fund the benefits. The only obligation of MCP Group with respect to the SSS Scheme operated by the Philippine Government is to make the required contributions under the scheme.

Other Jurisdictions

The Group’s subsidiaries in certain other jurisdictions operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ payroll and met the minimum mandatory requirements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	EMPLOYEE BENEFIT PLANS - continued

Executive Officers

Executive officers employed by the Group are members of the MPF Scheme operated by the Group in Hong Kong. The Group is required to contribute a fixed percentage of the executive officers’ base salaries to the MPF scheme, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested to the executive officers in accordance to a vesting schedule with full vesting in 10 years from date of employment. The Group’s mandatory contributions to the MPF scheme are fully and immediately vested to the executive officer once they are paid. The MPF was established under trust with the assets of the funds held separately from those of the Group by an independent trustee in Hong Kong.

During the years ended December 31, 2014, 2013 and 2012, the Group’s contributions into the defined contribution plans were $14,823, $8,522 and $5,303, respectively.

20.	DISTRIBUTION OF PROFITS

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2014 and 2013, the balance of the reserve amounted to $31,202 and $31,201, respectively.

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

The indenture governing the Studio City Notes also contain certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Finance and its restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends for Studio City Investments and its restricted subsidiaries.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	DIVIDENDS

On February 25, 2014, the Company’s Board of Directors adopted a new dividend policy (the “New Dividend Policy”). Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends in an aggregate amount per year of approximately 30% of the Company’s annual consolidated net income attributable to Melco Crown Entertainment Limited, commencing from the first quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

On April 16, 2014, the Company paid a special dividend of $0.1147 per share and recorded $189,459 as a distribution against share premium.

On June 6, 2014, September 4, 2014 and December 4, 2014, the Company paid quarterly dividends of $0.0431, $0.0259 and $0.0239 per share, respectively, under the New Dividend Policy. During the year ended December 31, 2014, the Company recorded $153,259 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $342,718 were paid during the year ended December 31, 2014.

On February 12, 2015, a quarterly dividend of $0.0171 per share has been declared by the Board of Directors of the Company and payable on March 16, 2015 to the shareholders of records as of March 4, 2015.

During the years ended December 31, 2013 and 2012, the Company did not declare or pay any cash dividends on the ordinary shares.

22.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Provisional License

On October 25, 2012, further to the Cooperation Agreement as mentioned in item (b) below, PAGCOR acknowledged the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity”, to take effect as of March 13, 2013, the effective date of the Cooperation Agreement, allowing MCE Leisure to be the operator to operate the casino business and as representative for itself and on behalf of the other co-licensees including SM Investments Corporation, SM Land, Inc., SM Hotels and Conventions Corporation, SM Commercial Properties, Inc. and SM Development Corporation (collectively the “SM Group”), PremiumLeisure and Amusement, Inc. (“PLAI”) and Belle under the Provisional License in their dealings with PAGCOR. SM Group, Belle and PLAI are collectively referred to as the “Philippine Parties”. As a result, MCE Holdings (Philippines) Corporation, a direct subsidiary of MCP, and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila. The Provisional License, as well as any regular license to be issued to replace it upon satisfaction of certain conditions, is concurrent with section 13 of Presidential Decree No. 1869, will expire on July 11, 2033. Further details of the terms and commitments under the Provisional License are included in Note 23(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(b)	Cooperation Agreement

On March 13, 2013, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 between MCE Holdings Group and the Philippine Parties became effective upon completion of the closing arrangement conditions with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Provisional License and the operation and management of City of Dreams Manila until the expiry of the Provisional License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitment under the Cooperation Agreement are included in Note 23(c).

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective as of March 13, 2013 and ends on the date of expiry of the Provisional License (as that License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to PLAI upon commencement of operations of City of Dreams Manila in December 2014, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures for City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property is used by MCE Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses. Further information in relation to the MCP Lease Agreement was disclosed in Notes 13 and 23(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2014, the Group had capital commitments contracted for but not provided mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling $1,065,813 including advance payments for construction costs of $107,563.

(b)	Lease Commitments and Other Arrangements

Operating Leases – As a Lessee

The Group leases the portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating lease agreements that expire at various dates through July 2033. Those lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2014, 2013 and 2012, the Group incurred rental expenses amounting to $32,829, $21,815 and $18,573, respectively which consisted of minimum rental expenses of $25,374, $17,586 and $15,003 and contingent rental expenses of $7,455, $4,229 and $3,570, respectively.

As of December 31, 2014, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2015	$24,143
2016	19,618
2017	17,470
2018	16,832
2019	17,016
Over 2019	66,872

$161,951

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the sites of City of Dreams and City of Dreams Manila with various retailers that expire at various dates through February 2022. Certain of the operating and right to use agreements include minimum base fee with escalated contingent fee clauses. During the years ended December 31, 2014, 2013 and 2012, the Group earned operating and right to use fees amounting to $25,206, $27,287 and $22,906, respectively which consisted of minimum fees of $7,709, $7,724 and $9,005 and contingent fees of $17,497, $19,563 and $13,901, respectively.

As of December 31, 2014, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2015	$5,860
2016	4,487
2017	1,711
2018	1,489
2019	820

$14,367

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

As a result of the bank guarantees given by the bank to the Macau Government as disclosed in Note 23(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to payment of a special contribution to be defined by the

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

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. The amendment required an additional land premium of approximately $2,449 which was fully paid by Altira Developments in July 2013 (see Note 9). According to the revised land amendment, the government land use fees was revised from approximately $171 per annum to $186 per annum. As of December 31, 2014, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $3,003.

City of Dreams

On January 29, 2014, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located (see Note 9). The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 is payable in four biannual instalments, accruing with 5% interest per annum, with the first instalment paid in July 2014. As of December 31, 2014 and 2013, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $7,302 and $3,518, and in land use rights payable in an amount of $3,788 and $11,090, respectively. According to the revised land amendment, the government land use fees will be revised to $1,185 per annum during the development period of additional hotel at City of Dreams; and to $1,235 per annum after the completion of the hotel. As of December 31, 2014, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $22,800.

Studio City

On July 25, 2012, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located (see Note 9). The amendment revised the land premium to approximately $174,954, with $23,561 paid in 2006 and $35,316 paid in June 2012 upon acceptance of the final amendment proposal and the remaining amount of approximately $116,077 is payable in five biannual instalments, accruing with 5% interest per annum, with the first instalment paid in January 2013. As of December 31, 2014 and 2013, the total outstanding balance of the land premium was included in accrued expenses and other

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

Studio City - continued

current liabilities in an amount of $24,376 and $46,982, and in land use right payable in an amount of nil and $24,376, respectively. According to the revised land amendment, the government land use fees were revised to $490 per annum during the development period of Studio City; and to $1,131 per annum after the development period. As of December 31, 2014, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $11,055.

Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for City of Dreams Manila (the “Investment Commitment”) with a minimum investment of $650,000 to be made prior to the opening of City of Dreams Manila on December 14, 2014. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of $1,000,000 will be satisfied as follows:

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

As of December 31, 2014, the Licensees satisfied the minimum investment of $650,000 according to the terms of the Provisional License as mentioned above upon commencement of operations of City of Dreams Manila on December 14, 2014.

Other commitments required by PAGCOR under the Provisional License are as follows:

•	Within 30 days from getting approval by PAGCOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100,000,000 (equivalent to $2,241) to guarantee the Licensees’ completion of City of Dreams Manila and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100,000,000 (equivalent to $2,241) to PAGCOR on February 17, 2012.

•	Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,241) to ensure prompt and punctual remittance/payment of all license fees, of which MCE Leisure had secured a surety bond of PHP100,000,000 (equivalent to $2,241) in December 2014.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Provisional License - continued

•	The Licensees are required to maintain an escrow account into which all funds for development of City of Dreams Manila must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the completion of City of Dreams Manila, of which MCE Leisure had setup the escrow account in March 2013.

•	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

•	For taxable periods prior to April 1, 2014, under the terms of the Provisional License, PAGCOR and the Licensees agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. In May 2014, PAGCOR temporarily reduced the license fees by 10% to 5% and 15% of gross gaming revenues effective from April 1, 2014. The license fee reduction is required to be used for the payment of corporate income taxes and any portion not used for such payment must be repaid to PAGCOR in quarterly and annual true-up payments (as defined). This adjustment will address the additional exposure to corporate income tax on the Licensees brought by the Philippine Bureau of Internal Revenue (“BIR”) Revenue Memorandum Circular (“RMC”) No. 33-2013 dated April 17, 2013. The 10% license fee adjustment is a temporary measure to address the unilateral BIR action and is not intended to modify, amend or revise the Provisional License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Provisional License in the event BIR action is permanently restrained, corrected or withdrawn. PAGCOR and the Licensees also agreed that the 10% license fee adjustment is not an admission of the validity of BIR RMC No. 33-2013 and it is not a waiver of any of the remedies against any assessments by BIR for corporate income tax on the gaming revenue of the Licensees in the Philippines.

•	In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated by non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by Licensees and approved by PAGCOR, of which the foundation was setup by MCE Leisure on February 19, 2014.

•	PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% except rental income received from retail concessionaires.

Grounds for revocation of the license, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt, insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of December 31, 2014 and 2013, MCE Holdings Group as one of the parties as Licensees has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Provisional License. Also, each of the Philippine Parties and MCE Holdings Group agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

(d)	Guarantees

Except as disclosed in Note 12 to the consolidated financial statements, the Group has made the following significant guarantees as of December 31, 2014:

•	Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of bank guarantees issued to the Macau Government as disclosed in Note 23(c)(vi) to the consolidated financial statements.

•	The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•	Pursuant to the Commitment Letter for the Studio City Project Facility entered into on October 19, 2012 as disclosed in Note 12, the Studio City Borrower, among others provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents, such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

•	Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees - continued

•	In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet the construction payment obligations of the Studio City project. The Trade Credit Facility is guaranteed by Studio City Company. As of December 31, 2014, the Trade Credit Facility of approximately $5,424 was utilized.

•	MCE Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,241) to a bank in respect of surety bond issued to PAGCOR as disclosed in Note 23(c).

(e)	Litigation

On August 12, 2014, a subsidiary’s Taiwan branch office and certain of its employees received indictment from the Taipei District Prosecutors Office for alleged violations of certain Taiwan banking and foreign exchange laws. As of the date of this report, management believes that the Group’s operations in Taiwan are in compliance with Taiwan laws and the indictment would have no immediate material impact on the Group’s business operations or financial position.

As of December 31, 2014, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management does not believe that the outcome of such proceedings will have a material effect on the Group’s financial position, results of operations or cash flows.

24.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2014, 2013 and 2012, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2014	2013	2012

Transactions with affiliated companies
Crown’s subsidiary	Consultancy fee expense	$387	$370	$428
	Purchase of property and equipment	830	371	351
	Software license fee expense	312	312	312

Lisboa Holdings Limited(1)	Office rental expense	1,810	895	1,157

Melco’s subsidiaries and its associated companies	Consultancy fee expense	546	643	483
	Office rental expense	—	308	586
	Purchase of property and equipment	2,852	597	1,479
	Service fee expense(2)	775	802	646
	Other service fee income	632	510	345
	Rooms and food and beverage income	115	49	161

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	RELATED PARTY TRANSACTIONS - continued

		Year Ended December 31,
Related companies	Nature of transactions	2014	2013	2012

Transactions with affiliated companies - continued
Shun Tak Holdings Limited and its subsidiaries (collectively referred to as the “Shun Tak Group”)(1)	Office rental expense	$199	$171	$136
	Traveling expense(3)	3,641	2,962	2,976
Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,399	1,809	1,711

Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(3)	515	570	327

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,457	1,405	1,404
	Service fee expense	203	222	216
	Traveling expense(3)	14	113	33
Transactions with shareholders
Crown	Consultancy fee capitalized in deferred financing costs	—	—	222
Melco	Development costs	—	—	3,000

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

Other Related Party Transaction

On December 18, 2014, MCE (IP) Holdings Limited (“MCE IP”), an indirect subsidiary of the Company, and Crown Films LLC (“CFL”), a subsidiary of Crown, entered into an assignment agreement, under which CFL agreed to assign exclusively to MCE IP a 50% share of a short film and all related elements at a consideration of $15,619, representing 50% of the total production cost incurred by CFL as at the date of the assignment agreement. The short film would be produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	RELATED PARTY TRANSACTIONS - continued

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Melco’s subsidiary and its associated company	$1,077	$20
Shun Tak Group	2	3

	$1,079	$23

The maximum amounts outstanding due from Melco’s subsidiary during the years ended December 31, 2014 and 2013 were $1,077 and $1,312, respectively. The maximum amounts outstanding due from Melco’s associated company during the years ended December 31, 2014 and 2013 were $20 and $65, respectively.

The maximum amounts outstanding due from Shun Tak Group during the years ended December 31, 2014 and 2013 were $3 and $15, respectively.

The outstanding balances due from affiliated companies as of December 31, 2014 and 2013 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2014 and 2013 are as follows:

	December 31,
	2014	2013
Crown’s subsidiary	$930	$474
Melco’s subsidiary and its associated company	1,933	1,403
Shun Tak Group	343	259
SJM	215	445
Sky Shuttle	130	151
STDM Group	75	168

	$3,626	$2,900

The outstanding balances due to affiliated companies as of December 31, 2014 and 2013 as mentioned above are unsecured, non-interest bearing and repayable on demand.

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

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau and City of Dreams and the development activities of Studio City and City of Dreams Manila which commenced operations on December 14, 2014. As of December 31, 2012, Mocha Clubs, Altira Macau, City of Dreams and Studio City were the primary businesses of the Group. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of June 30, 2013. Taipa Square Casino is included within Corporate and Others.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2014	2013	2012
Macau:
Mocha Clubs	$173,150	$159,927	$176,830
Altira Macau	501,105	573,814	617,847
City of Dreams	3,133,680	3,148,657	3,147,322
Studio City	3,987,912	2,519,461	1,844,706

Sub-total	7,795,847	6,401,859	5,786,705

The Philippines:
City of Dreams Manila	1,070,723	631,377	30,193

Corporate and Others	1,565,993	1,780,403	2,130,568

Total consolidated assets	$10,432,563	$8,813,639	$7,947,466

Capital Expenditures

	Year Ended December 31,
	2014	2013	2012
Macau:
Mocha Clubs	$13,116	$6,515	$5,951
Altira Macau	21,984	5,464	7,105
City of Dreams	264,922	97,654	99,416
Studio City	907,455	440,826	115,385

Sub-total	1,207,477	550,459	227,857

The Philippines:
City of Dreams Manila	405,196	359,854	817

Corporate and Others	24,632	2,042	55,324

Total capital expenditures	$1,637,305	$912,355	$283,998

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2014	2013	2012
NET REVENUES
Macau:
Mocha Clubs	$147,373	$148,683	$143,260
Altira Macau	744,850	1,033,801	966,770
City of Dreams	3,848,623	3,857,049	2,920,912
Studio City	1,767	1,093	160

Sub-total	4,742,613	5,040,626	4,031,102

The Philippines:
City of Dreams Manila	7,564	—	—

Corporate and Others	52,132	46,552	46,911

Total net revenues	$4,802,309	$5,087,178	$4,078,013

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$36,337	$40,222	$36,065
Altira Macau	84,795	147,340	154,697
City of Dreams	1,165,632	1,193,211	805,719
Studio City	(1,296)	(1,059)	(670)

Sub-total	1,285,468	1,379,714	995,811

The Philippines:
City of Dreams Manila	6	(603)	(476)

Total adjusted property EBITDA	1,285,474	1,379,111	995,335

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(870)	—	—
Pre-opening costs	(90,556)	(13,969)	(5,785)
Development costs	(10,734)	(26,297)	(11,099)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(64,471)	(64,271)	(59,911)
Depreciation and amortization	(246,686)	(261,298)	(261,449)
Land rent to Belle	(3,562)	(3,045)	—
Share-based compensation	(20,401)	(14,987)	(8,973)
Property charges and others	(8,698)	(6,884)	(8,654)
Gain on disposal of assets held for sale	22,072	—	—
Corporate and Others expenses	(118,971)	(91,299)	(75,135)

Total operating costs and expenses	(600,114)	(539,287)	(488,243)

OPERATING INCOME	$685,360	$839,824	$507,092

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2014	2013	2012
NON-OPERATING INCOME (EXPENSES)
Interest income	$20,025	$7,660	$10,958
Interest expenses, net of capitalized interest	(124,090)	(152,660)	(109,611)
Change in fair value of interest rate swap agreements	—	—	363
Amortization of deferred financing costs	(28,055)	(18,159)	(13,272)
Loan commitment and other finance fees	(18,976)	(25,643)	(1,324)
Foreign exchange (loss) gain, net	(6,155)	(10,756)	4,685
Other income, net	2,313	1,661	115
Loss on extinguishment of debt	—	(50,935)	—
Costs associated with debt modification	—	(10,538)	(3,277)

Total non-operating expenses, net	(154,938)	(259,370)	(111,363)

INCOME BEFORE INCOME TAX	530,422	580,454	395,729
INCOME TAX (EXPENSE) CREDIT	(3,036)	(2,441)	2,943

NET INCOME	527,386	578,013	398,672
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	80,894	59,450	18,531

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$608,280	$637,463	$417,203

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2014	2013	2012
Macau	$5,366,692	$4,503,982	$4,301,461
The Philippines	728,999	334,827	817
Hong Kong and other foreign countries	1,817	1,289	203

Total long-lived assets	$6,097,508	$4,840,098	$4,302,481

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

26.	ACQUISITION OF SUBSIDIARIES

Acquisition of MCP

On December 7, 2012, the Company, through its indirect subsidiaries, MCE (Philippines) Investments Limited (“MCE Investments”) and MCE (Philippines) Investments No.2 Corporation (“MCE Investments No.2”), entered into an acquisition agreement (the “Acquisition Agreement”) with two independent third parties, Interpharma Holdings & Management Corporation and Pharma Industries Holdings Limited (collectively referred to as the “Selling Shareholders”), subject to certain conditions precedent, to acquire from the Selling Shareholders an aggregate of 93.06% of the issued share capital of MCP (the “Proposed Acquisition”). Prior to completion of the Proposed Acquisition on December 19, 2012, MCP sold its two operating subsidiaries, Interphil Laboratories, Inc. and Lancashire Realty Holding Corporation, to the Selling Shareholders (or their affiliates) under the deeds of assignment dated December 7, 2012 between the Selling Shareholders (or their affiliates) and MCP (the “Subsidiary Sale Agreements”), in accordance with the terms of the Acquisition Agreement. The total consideration under the Acquisition Agreement was PHP1,259,000,000 (equivalent to $30,682 based on exchange rate on transaction date) which included i) PHP200,000,000 (equivalent to $4,874 based on exchange rate on transaction date) to the Selling Shareholders, and ii) PHP1,059,000,000 (equivalent to $25,808 based on exchange rate on transaction date) on direction of the Selling Shareholders, to MCP in settlement of the liabilities of the Selling Shareholders (or their affiliates) under the Subsidiary Sale Agreements. On December 19, 2012, MCP retained PHP1,059,000,000 (equivalent to $25,808 based on exchange rate on transaction date), which represented the subsidiaries’ sale amount upon completion of the Proposed Acquisition.

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

The net assets acquired in the transaction are as follows:

Amount recognized at the date of acquisition
Net assets acquired:
Cash and cash equivalents	$27,876
Prepaid expenses and other current assets	13
Accrued expenses and other current liabilities	(1,094)
Noncontrolling interests	(1,860)

Net assets	24,935
Excess payment on acquisition of assets and liabilities (including direct cost incurred) charged to consolidated statements of operations and included in development costs	5,747

$30,682

Total consideration satisfied by:
Cash paid	$30,682

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

27.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

On April 8, 2013, the Company through its indirect subsidiary, MCE Investments, subscribed for 2,846,595,000 common shares of MCP at total consideration of PHP2,846,595,000 (equivalent to $69,592 based on exchange rate on transaction date), which increased the Company’s shareholding in MCP and the Group recognized an increase of $401 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the “Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the “Offer”). In connection with the Offer, MCE Investments granted an over-allotment option (the “Over-allotment Option”) of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the “Stabilizing Agent”). MCE Investments then used the proceeds from the Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). MCE Investments then used the proceeds from the Over-allotment Option to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $227,134 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

In March and April 2014, there are minor changes in ownership of MCP by the Group. The Company through MCE Investments No.2, a minority shareholder of MCP, acquired additional 400 common shares and 3,000 common shares of MCP under trust arrangements on March 13, 2014 and April 11, 2014, respectively. On March 31, 2014, MCE Investments sold 200 common shares of MCP to two independent directors of MCP.

On June 24, 2014, MCP and MCE Investments completed a placing and subscription transaction (the “2014 Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 485,177,000 common shares of MCP at the offer price of PHP11.30 per share (equivalent to $0.26 per share) (the “2014 Offer”). MCE Investments then used the proceeds from the 2014 Offer to subscribe to an equivalent number of common shares in MCP at the subscription price of PHP11.30 per share (equivalent to $0.26 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $57,293 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

During the years ended December 31, 2014 and 2013, the total transfers from noncontrolling interests amounted to $57,293 and $227,535 in relation to transactions as described above, respectively. The Group retains its controlling financial interest in MCP before and after the above transactions.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

27.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES - continued

The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity:

	Year Ended December 31,
	2014	2013
Net income attributable to Melco Crown Entertainment Limited	$608,280	$637,463
Transfers from noncontrolling interests:
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the 2014 Placing and Subscription Transaction for subscription of common shares of MCP	57,293	—
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the Placing and Subscription Transaction and the Over-allotment Option exercised by the Stabilizing Agent for subscription of common shares of MCP	—	227,134
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP	—	401

Changes from net income attributable to Melco Crown Entertainment Limited’s shareholders and transfers from noncontrolling interests	$665,573	$864,998

28.	SUBSEQUENT EVENTS

(a)	On January 2, 2015, the Company submitted an application to the Hong Kong Stock Exchange for the voluntary withdrawal of the listing of its ordinary shares on the Main Board of Hong Kong Stock Exchange (the “Proposed De-Listing”). The Proposed De-Listing is expected to take effect at 4:00 p.m. on Friday, July 3, 2015, subject to fulfillment of the conditions of (a) the approval from the Company’s shareholders; (b) the approval from the Listing Committee of the Hong Kong Stock Exchange; and (c) the Company having given its shareholders at least three months’ notice of the Proposed De-Listing commencing on the shareholders’ approval date. As of the date of this report, condition (a) has been satisfied.

(b)	On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of a regular casino license for City of Dreams Manila as the Licensees satisfied the Investment Commitment of $1,000,000 under the terms of the Provisional License.

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$7,708	$3,414
Amount due from an affiliated company	1,091	—
Amounts due from subsidiaries	238,090	74,930
Prepaid expenses and other current assets	7,565	3,717

Total current assets	254,454	82,061

INVESTMENTS IN SUBSIDIARIES	5,915,023	5,492,941

TOTAL ASSETS	$6,169,477	$5,575,002

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$2,920	$2,336
Income tax payable	239	128
Amounts due to affiliated companies	24	1,783
Amounts due to subsidiaries	183,872	181,819
Amount due to a shareholder	—	67

Total current liabilities	187,055	186,133

ADVANCE FROM A SUBSIDIARY	1,696,090	1,142,199
OTHER LONG-TERM LIABILITIES	191	—

SHAREHOLDERS’ EQUITY

Ordinary shares at US$0.01 par value per share (Authorized—7,300,000,000 shares as of December 31, 2014 and 2013 and issued—1,633,701,920 and 1,666,633,448 shares as of December 31, 2014 and 2013, respectively)	16,337	16,667
Treasury shares, at cost (17,684,386 and 16,222,246 shares as of December 31, 2014 and 2013, respectively)	(33,167)	(5,960)
Additional paid-in capital	3,092,943	3,479,399
Accumulated other comprehensive losses	(17,149)	(15,592)
Retained earnings	1,227,177	772,156

Total shareholders’ equity	4,286,141	4,246,670

TOTAL LIABILITIES AND EQUITY	$6,169,477	$5,575,002

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012

REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(33,887)	(33,345)	(26,164)

Total operating expenses	(33,887)	(33,345)	(26,164)

OPERATING LOSS	(33,887)	(33,345)	(26,164)

NON-OPERATING INCOME (EXPENSES)
Interest income	3	(403)	5,544
Interest expenses, net of capitalized interest	—	(4,274)	(16,634)
Amortization of deferred financing cost	—	(748)	(3,732)
Foreign exchange gain (loss), net	569	(1,231)	118
Other income, net	22,325	20,366	17,103
Loss on extinguishment of debt	—	(679)	—
Share of results of subsidiaries	620,023	658,016	441,112

Total non-operating income, net	642,920	671,047	443,511

INCOME BEFORE INCOME TAX	609,033	637,702	417,347

INCOME TAX EXPENSE	(753)	(239)	(144)

NET INCOME	$608,280	$637,463	$417,203

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
Net income	$608,280	$637,463	$417,203
Other comprehensive (loss) income:
Foreign currency translation adjustment	(1,538)	(14,535)	16
Change in fair value of interest rate swap agreements	(19)	—	—
Change in fair value of forward exchange rate contracts	—	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	(138)

Other comprehensive loss	(1,557)	(14,535)	(23)

Total comprehensive income attributable to Parent Company	$606,723	$622,928	$417,180

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	(Accumulated Losses) Retained Earnings	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2012	1,653,101,002	$16,531	(10,552,328)	$(106)	$3,223,274	$(1,034)	$(282,510)	$2,956,155
Net income for the year	—	—	—	—	—	—	417,203	417,203
Foreign currency translation adjustment	—	—	—	—	—	16	—	16
Change in fair value of forward exchange rate contracts	—	—	—	—	—	99	—	99
Reclassification to earnings upon settlement of forward exchange rate contracts	—	—	—	—	—	(138)	—	(138)
Share-based compensation	—	—	—	—	8,973	—	—	8,973
Shares issued for future vesting of restricted shares and exercise of share options	4,958,293	50	(4,958,293)	(50)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,276,634	13	(13)	—	—	—
Cancellation of vested restricted shares	—	—	(6)	—	—	—	—	—
Exercise of share options	—	—	2,966,955	30	3,601	—	—	3,631

BALANCE AT DECEMBER 31, 2012	1,658,059,295	16,581	(11,267,038)	(113)	3,235,835	(1,057)	134,693	3,385,939
Net income for the year	—	—	—	—	—	—	637,463	637,463
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(14,535)
Share-based compensation	—	—	—	—	14,119	—	—	14,119
Shares purchased under trust arrangement for future vesting of restricted shares	—	—	(1,121,838)	(8,770)	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	378,579	2,965	(2,965)	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	8,574,153	86	(8,574,153)	(86)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,297,902	13	(13)	—	—	—
Exercise of share options	—	—	3,064,302	31	4,888	—	—	4,919
Change in shareholding of the Philippine subsidiaries	—	—	—	—	227,535	—	—	227,535

BALANCE AT DECEMBER 31, 2013	1,666,633,448	16,667	(16,222,246)	(5,960)	3,479,399	(15,592)	772,156	4,246,670
Net income for the year	—	—	—	—	—	—	608,280	608,280
Foreign currency translation adjustment	—	—	—	—	—	(1,538)	—	(1,538)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(19)	—	(19)
Share-based compensation	—	—	—	—	18,233	—	—	18,233
Shares purchased under trust arrangement for future vesting of restricted shares	—	—	(208,278)	(1,721)	—	—	—	(1,721)
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	467,121	3,648	(3,648)	—	—	—
Shares repurchased for retirement	—	—	(36,649,344)	(300,495)	—	—	—	(300,495)
Retirement of shares	(32,931,528)	(330)	32,931,528	271,341	(271,011)	—	—	—
Issuance of shares for restricted shares vested	—	—	1,068,534	11	(11)	—	—	—
Exercise of share options	—	—	928,299	9	2,147	—	—	2,156
Change in shareholding of the Philippine subsidiaries	—	—	—	—	57,293	—	—	57,293
Dividends declared	—	—	—	—	(189,459)	—	(153,259)	(342,718)

BALANCE AT DECEMBER 31, 2014	1,633,701,920	$16,337	(17,684,386)	$(33,167)	$3,092,943	$(17,149)	$1,227,177	$4,286,141

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2014	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$608,280	$637,463	$417,203
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	12,576	11,249	8,973
Amortization of deferred financing cost	—	748	3,732
Loss on extinguishment of debt	—	679	—
Reclassification of accumulated income of forward exchange rate contracts from accumulated other comprehensive losses	—	—	(138)
Dividend received from subsidiary	420,000	—	—
Share of results of subsidiaries	(620,023)	(658,016)	(441,112)
Changes in operating assets and liabilities:
Amount due from an affiliated company	(1,091)	1,113	438
Prepaid expenses and other current assets	(2,429)	(367)	3,649
Long-term prepayments	—	—	135
Accrued expenses and other current liabilities	584	(4,129)	(1,852)
Income tax payable	111	394	(333)
Amount due to a shareholder	(67)	67	—
Amounts due to affiliated companies	(1,759)	1,724	7
Amounts due to subsidiaries	2,053	1,189	(238)
Other long-term liabilities	191	—	—

Net cash provided by (used in) operating activities	418,426	(7,886)	(9,536)

CASH FLOWS FROM INVESTING ACTIVITIES
Advances to subsidiaries	(155,883)	(497,325)	(277,945)
Amounts due from subsidiaries	(167,606)	1,800	(26,975)
Repayment of advance to a subsidiary	400	1,337	10,512
Change in restricted cash	—	368,177	—

Net cash used in investing activities	(323,089)	(126,011)	(294,408)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid	(342,718)	—	—
Repurchase of shares for retirement	(300,495)	—	—
Purchase of shares under trust arrangement for future vesting of restricted shares	(1,721)	(8,770)	—
Principal payments on long-term debt	—	(721,455)	—
Proceeds from exercise of share options	—	4,017	3,599
Advance from a subsidiary	553,891	860,632	225,427

Net cash (used in) provided by financing activities	(91,043)	134,424	229,026

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,294	527	(74,918)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3,414	2,887	77,805

CASH AND CASH EQUIVALENTS AT END OF YEAR	$7,708	$3,414	$2,887

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

(In thousands of U.S. dollars, except share and per share data)

1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2014 and 2013, approximately $3,786,000 and $3,473,000, respectively of the restricted net assets were not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2014, 2013 and 2012. The Company received cash dividend of $420,000, nil and nil from its subsidiary during the years ended December 31, 2014, 2013 and 2012, respectively.

2.	Basis of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.