Form 20-F
period 2015-12-31
Melco Crown Entertainment LTD
filed 2016-04-12
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Heather Rollo, Senior Vice President, Finance Tel +852 2598 3600, Fax +852 2537 3618

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

1,630,924,523 ordinary shares outstanding as of December 31, 2015

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

ii

iii

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•	“2010 Senior Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013;

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which have been amended and restated by the 2015 Credit Facilities;

•	“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

•	“2013 Top-up Placement” refers to the placing and top-up subscription of 981,183,700 MCP Shares (including over allotment option) conducted by MCP in April 2013, which raised approximately US$338.5 million as net proceeds;

•	“2014 Top-up Placement” refers to the placing and top-up subscription of 485,177,000 MCP Shares conducted by MCP in June 2014, which raised approximately US$122.2 million as net proceeds;

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“2015 Private Placement” refers to the placing of 693,500,000 MCP Shares by MCP to MCE (Philippines) Investments Limited, our subsidiary, in November 2015, at a subscription price of PHP3.90 per share, which increased MCE’s equity interest in MCP from 68.3% to 72.2% upon the completion of the placement;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of funding the acquisition of an aircraft;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we operate hotel and certain other non-gaming businesses at Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development that caters to Asian rolling chip customers;

•	“Articles” refers to our amended and restated memorandum and articles of association adopted on March 25, 2015, with effect from July 3, 2015;

•	“board” refers to the board of directors of our Company or a duly constituted committee thereof;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“City of Dreams Manila” refers to a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited, an Australian-listed corporation, which completed its acquisition of the gaming businesses and investments of PBL, now known as Consolidated Media Holdings Limited, on December 12, 2007;

•	“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd., which is 100% indirectly owned by Crown, and was incorporated in the Cayman Islands but is now a registered Australian company;

•	“Deposit-Linked Loan” refers to a deposit linked facility for HK$2.7 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) entered into on May 20, 2011, which is secured by a deposit of RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) from the proceeds of the RMB Bonds and fully repaid in March 2013;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“LIBOR” refers to London Interbank Offered Rate;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE Finance” refers to our subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

•	“MCE Holdings No. 2” refers to our subsidiary, MCE Holdings No. 2 (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“MCE Holdings Philippines” refers to our subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“MCE Leisure Philippines” refers to our subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“MCE Philippine Parties” refers to MCE Leisure Philippines, MCE Holdings Philippines and MCE Holdings No. 2;

•	“MCE Transportation” refers to our subsidiary, MCE Transportation Limited, a company incorporated under the laws of the British Virgin Islands;

•	“MCP” refers to our subsidiary, Melco Crown (Philippines) Resorts Corporation , the shares of which are listed on the Philippine Stock Exchange;

•	“MCP Share(s)” refers to the common shares of MCP of par value PHP1.00 per share;

•	“Melco” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Crown (COD) Developments” refers to our subsidiary, Melco Crown (COD) Developments Limited, a Macau company through which we hold the land and buildings for City of Dreams;

•	“Melco Crown (COD) Hotels” refers to our subsidiary, Melco Crown (COD) Hotels Limited, a Macau company through which we operate hotels and certain other non-gaming businesses at City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Melco;

•	“Mocha Clubs” collectively refers to clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, formed on March 24, 2006 under the laws of the U.S. state of Delaware, primarily owned by U.S. investment funds managed by Silver Point Capital, L.P. and Oaktree Capital Management, L.P.;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“PAGCOR” refers to Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited;

•	“Philippine Cooperation Agreement” refers to the cooperation agreement (as amended) entered into between the Philippine Parties and the MCE Philippine Parties on October 25, 2012, which became effective on March 13, 2013;

•	“Philippine Credit Facility” refers to the PHP2.35 billion (equivalent to approximately US$50.0 million) credit facility entered into pursuant to an agreement dated October 14, 2015 between MCP and BDO Unibank, Inc.;

•	“Philippine Licensees” refers to holders of the Regular License, which include the MCE Philippine Parties and the Philippine Parties;

•	“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by MCE Leisure Philippines on January 24, 2014;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“Philippine peso(s)” and “PHP” refer to the legal currency of the Philippines;

•	“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

•	“Provisional License” refers to the provisional gaming license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines; the MCE Philippine Parties and the Philippine Parties are co-licensees under the Amended Certificate of Affiliation and Provisional License dated January 28, 2013;

•	“Regular License” refers to the regular gaming license dated April 29, 2015 issued by PAGCOR to the Philippine Licensees in replacement of the Provisional License for the operation of City of Dreams Manila;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

•	“SCI” refers to Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly owned subsidiary New Cotai, LLC;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company in which we own 60% of the equity interest;

•	“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Hotels” refers to Studio City Hotels Limited, a Macau company through which we operate hotels and certain other non-gaming businesses at Studio City;

•	“Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors, pursuant to which a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million) were made available;

•	“TWD” and “New Taiwan dollar(s)” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our Company”, “the Company”, “MCE” and “Melco Crown Entertainment” refer to Melco Crown Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and as of December 31, 2015 and 2014.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that are deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic table games”	tables with an electronic or computerized wagering and payment system that allows players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic table games

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator, and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

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

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our ability to raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market in and visitation to Macau and the Philippines;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau and the Philippines;

•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Venetian Macau, S.A., or VML, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise, S.A., or MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of the fifth hotel tower and retail precinct at City of Dreams;

•	our entering into new development and construction projects and new ventures in or outside of Macau or the Philippines;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming table allocation, gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau and the Philippines;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2015, 2014 and 2013 and balance sheet data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1.

The selected consolidated statement of operations data for the years ended December 31, 2012 and 2011 and the balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2015	2014	2013	2012	2011
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues	$3,974,800	$4,802,309	$5,087,178	$4,078,013	$3,830,847
Total operating costs and expenses	$(3,876,385)	$(4,116,949)	$(4,247,354)	$(3,570,921)	$(3,385,737)
Operating income	$98,415	$685,360	$839,824	$507,092	$445,110
Net (loss) income	$(60,808)	$527,386	$578,013	$398,672	$288,844
Net loss attributable to noncontrolling interests	$166,555	$80,894	$59,450	$18,531	$5,812
Net income attributable to Melco Crown Entertainment	$105,747	$608,280	$637,463	$417,203	$294,656
Net income attributable to Melco Crown Entertainment per share
— Basic	$0.065	$0.369	$0.386	$0.254	$0.184
— Diluted	$0.065	$0.366	$0.383	$0.252	$0.182
Net income attributable to Melco Crown Entertainment per ADS (1)
— Basic	$0.196	$1.108	$1.159	$0.761	$0.551
— Diluted	$0.195	$1.099	$1.149	$0.755	$0.547
Weighted average shares used in net income attributable to Melco Crown Entertainment per share calculation
— Basic	1,617,263,041	1,647,571,547	1,649,678,643	1,645,346,902	1,604,213,324
— Diluted	1,627,108,770	1,660,503,130	1,664,198,091	1,658,262,996	1,616,854,682
Dividends declared per share	$0.0389	$0.2076	$—	$—	$—

	December 31,
	2015	2014	2013	2012	2011
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,611,026	$1,597,655	$1,381,757	$1,709,209	$1,158,024
Bank deposits with original maturity over three months	724,736	110,616	626,940	—	—
Restricted cash	317,118	1,816,583	1,143,665	1,414,664	364,807
Total assets	10,409,782	10,432,563	8,813,639	7,947,466	6,269,980
Total current liabilities	1,214,686	1,316,657	1,237,970	1,721,666	603,119
Total debts (2)	3,962,705	3,902,781	2,533,539	3,194,864	2,325,980
Total liabilities	5,477,923	5,390,893	3,888,657	4,206,710	3,082,328
Noncontrolling interests	592,226	755,529	678,312	354,817	231,497
Total equity	4,931,859	5,041,670	4,924,982	3,740,756	3,187,652
Ordinary shares	16,309	16,337	16,667	16,581	16,531

(1)	Each ADS represents three ordinary shares.
(2)	Includes amount due to a shareholder within one year and current and non-current portion of long-term debt.

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

•	On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City

•	On November 26, 2012, Studio City Finance issued the Studio City Notes

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option

•	On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

•	On June 24, 2014, MCP completed the 2014 Top-up Placement

•	On July 28, 2014, we drew down the entire delayed draw term loan facility under the Studio City Project Facility

•	On December 14, 2014, City of Dreams Manila started operations with its grand opening on February 2, 2015

•	In June 2015, we completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, drew down the entire term loan facility under the 2015 Credit Facilities and repaid the entire outstanding balance of the 2011 Credit Facilities

•	On October 27, 2015, Studio City started operations with its grand opening on the same date

•	On November 18, 2015, we completed an amendment to the Studio City Project Facility

•	On November 23, 2015, MCP completed the 2015 Private Placement

Exchange Rate Information

The majority of our current revenues are denominated in H.K. dollar, whereas our current expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this annual report on Form 20-F were made at a rate of HK$7.78 to US$1.00.

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

The noon buying rate on December 31, 2015 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7507 to US$1.00. On April 5, 2016, the noon buying rate was HK$7.7564 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning the noon buying rate for H.K. dollars for the period indicated.

	Noon Buying Rate
Period	Period End	Average (1)	High	Low
	(H.K. dollar per US$1.00)
April 2016 (through April 5, 2016)	7.7564	7.7548	7.7564	7.7537
March 2016	7.7563	7.7604	7.7745	7.7528
February 2016	7.7763	7.7829	7.7969	7.7700
January 2016	7.7876	7.7812	7.8270	7.7505
December 2015	7.7507	7.7507	7.7527	7.7496
November 2015	7.7526	7.7506	7.7526	7.7498
October 2015	7.7496	7.7499	7.7503	7.7495
2015	7.7507	7.7524	7.7686	7.7495
2014	7.7531	7.7545	7.7669	7.7495
2013	7.7539	7.7565	7.7654	7.7503
2012	7.7507	7.7569	7.7699	7.7493
2011	7.7663	7.7841	7.8087	7.7634

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this annual report on Form 20-F were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

This annual report on Form 20-F also contains translations of certain Renminbi, New Taiwan dollar and Philippine peso amounts into U.S. dollar. Unless otherwise stated, all translations from Renminbi to U.S. dollar in this annual report on Form 20-F were made at the noon buying rate on December 31, 2015 for cable transfers in RMB per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.4778 to US$1.00. Unless otherwise stated, all translations from New Taiwan dollar to U.S. dollar in this annual report on Form 20-F were made at the noon buying rate on December 31, 2015 for cable transfers in New Taiwan dollar per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which was TWD32.7900 to US$1.00. Unless otherwise stated, all conversion from Philippine peso to U.S. dollar in this annual report on Form 20-F were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was PHP47.1180 to US$1.00 on December 31, 2015. We make no representation that any RMB, TWD, PHP or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB or TWD or PHP, as the case may be, at any particular rate or at all. On April 5, 2016, the noon buying rate was RMB6.4760 to US$1.00 and TWD32.4400 to US$1.00 and the volume weighted average exchange rate quoted was PHP46.2220 to US$1.00.

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

Our business operating history is shorter than some of our global competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. City of Dreams, which contributed 70.3% of our total net revenues for the year ended December 31, 2015, commenced operations in June 2009. City of Dreams Manila commenced its operations in December 2014. Studio City recently commenced its operations in October 2015. In addition, we have significant projects, such as the fifth hotel tower and retail precinct at City of Dreams, which are in various phases of design or development and will not generate any revenue until their openings.

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

We are a parent company with limited business operation of our own. We conduct most of our business operations through our direct and indirect subsidiaries. Our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties.

We primarily depend on our properties in Macau and City of Dreams Manila for our cash flow. Given that our operations are and will be conducted based on our principal properties in Macau and one property in Manila, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include:

•	dependence on the gaming and leisure market in Macau, China and the Philippines and limited diversification of businesses and sources of revenues;

•	a decline in market, economic, competitive and political conditions in Macau, China, the Philippines or generally in Asia;

•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau or the Philippines due to fears concerning travel or otherwise;

•	travel restrictions to Macau imposed now or in the future by China;

•	changes in Macau, China and Philippine laws and regulations, or interpretations thereof, including gaming laws and regulations, anti-smoking legislation, as well as China travel and visa policies;

•	natural and other disasters, including typhoons, earthquakes, outbreaks of infectious diseases or terrorism, affecting Macau or the Philippines;

•	lower than expected rate of increase in the number of visitors to Macau or the Philippines;

•	relaxation of regulations on gaming laws in other regional economies that would compete with the Macau and the Philippine markets;

•	a decrease in gaming activities at our properties; and

•	government restrictions on growth of gaming markets including those in the form of policies on gaming table allocation and cap.

Any of these conditions or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

All our current and future construction projects will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

All our current and future construction projects will be subject to a number of risks, including:

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

We have certain projects under development or intended to be developed pursuant to our expansion plan. The completion of these projects is subject to a number of contingencies, such as those mentioned above in the risk factor on development and construction risks including, in particular, adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals. The occurrence of any of these contingencies could increase the total costs or delay or prevent the construction or opening of new projects, which could materially adversely affect our business, financial condition and results of operations. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates.

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

The construction of large scale properties, including the types of projects we are involved in, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe, and require, that our contractors will take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If further accidents occur during the construction of any of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We are developing the fifth hotel tower at City of Dreams and will be developing the remaining undeveloped land at Studio City under the terms of land concession contracts which require us to fully develop the lands on which City of Dreams and Studio City are located by January 28, 2018 and July 24, 2018, respectively. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in City of Dreams or Studio City, along with our interest in the lands on which City of Dreams and Studio City are located and the buildings and structures on such lands.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years, and are renewable for further consecutive periods of 10 years. Land concessions further stipulate a period within which the development of the land must be completed. In accordance with the City of Dreams land concession contract and the Studio City land concession contract, the lands on which City of Dreams and Studio City are located must be fully developed by January 28, 2018 and July 24, 2018, respectively. We are currently developing the fifth hotel tower at City of Dreams; while we opened Studio City in October 2015, our development plan for the remaining undeveloped land at Studio City is preliminary and currently under review. There is no guarantee we will complete the development of the new hotel tower or the remaining undeveloped land at Studio City by the relevant deadline. In the event that additional time is required to complete the development of such new hotel or remaining undeveloped land at Studio City, we will have to apply for an extension of the relevant development period. While the Macau government may grant such extension if we meet certain legal requirements and the application for extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us the necessary extension of the development period or not exercise its right to terminate the City of Dreams land concession or the Studio City land concession. In the event that no extension is granted or either the City of Dreams land concession or the Studio City land concession are terminated, we could lose all or substantially all of our investment in City of Dreams or Studio City, including our interest in land and buildings and may not be able to continue to operate City of Dreams or Studio City as planned, which will materially adversely affect our business and prospects, results of operations and financial condition.

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

Most of our properties are located in Macau and a significant number of our gaming customers come from mainland China. Accordingly, our business development plans, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and China or changes in laws and regulations. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions, including any slowdown in economic growth in China;

•	tightening of travel or visa restrictions to Macau which may be imposed by China;

•	changes in policies of the Macau or Chinese government or changes in their laws and regulations, or in the interpretation or enforcement of these laws and regulations, particularly anti-smoking legislation, policies on gaming table cap and allocation, exchange control regulations, regulations relating to repatriation of capital or measures to control inflation and monetary transfers, and rules which may negatively impact consumption patterns of visitors to Macau;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the tax laws and regulations.

For example, our business and operations are affected by the travel or visa restrictions imposed by China on its citizens from time to time. The Chinese government imposes restrictions on exit visas granted to resident citizens of mainland China for travel to Macau. The government further restricts the number of days that resident citizens of mainland China may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the Chinese government from time to time, could disrupt the number of visitors from mainland China to our properties.

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

The demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from mainland China and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy, or fears of armed conflict or future acts of terrorism. In addition, our business and results of operations may be materially and adversely affected by any changes in China’s economy, including the decrease in the pace of economic growth. A number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, have contributed to a slowdown of China’s economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 6.9% in 2015, which is lower than 7.3% in 2014, and a slowdown in its future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

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

Our business in the Philippines will also depend substantially on revenues from foreign visitors and may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances and terrorist attacks, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damages, and that any such damage will be completely covered by insurance or at all. Any of these occurrences may disrupt our operations in the Philippines.

Certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties and, the spending of such patrons, which may materially and adversely affect our business, financial condition and results of operations.

The number of patrons visiting our properties, in particular, those in Macau, and the spending of such patrons, may be affected by changes in policies and campaigns of the Chinese government. Recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumer and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gambling to Chinese mainland residents by foreign casinos and its initiatives to tighten monetary transfer regulations and increase monitoring of various transactions, including bank or credit card transactions.

Our Macau gaming business is dependent on visitors from China and any campaigns or initiatives which impact Chinese consumers’ willingness to spend may have a material effect on Macau’s gaming market and revenue of our Macau properties which may materially and adversely affect our business, financial condition and results of operations.

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. Although we now also generate revenues from our Philippine operations, we continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. According to DICJ, the Macau gaming market experienced a decline in gross gaming revenues as compared to 2014, and the decline has continued into 2016, with gross gaming revenues in Macau declining by approximately 11.8% on a year-over-year basis in the first two months of 2016. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market.

The gaming industries in Macau and the Philippines are highly regulated.

Gaming is a highly regulated industry in Macau. Our Macau gaming business is subject to various laws, such as those relating to licensing, tax rates and anti-money laundering measures, which may change or become more stringent. Changes in laws may result in additional regulations being imposed on our gaming operations in Macau and our future projects. Our operations in Macau are also exposed to the risk of changes in the Macau government’s policies that govern operations of Macau-based companies and the Macau government’s interpretation of, or amendments to, our gaming subconcession. Any such adverse developments in the regulation of the Macau gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful. See “— Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws, smoking regulations or other regulations that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

The Philippine gaming industry is also highly regulated. City of Dreams Manila may legally operate under the Regular License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Regular License requires 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence in our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

Furthermore, our licenses and permits from various Philippine government agencies, such as those related to labor, public works, safety, fire, buildings, health and environmental, are required to be renewed annually. There is no guarantee that the requirements for such permits and licenses will remain the same, or that the relevant Philippine government agencies will not impose additional and more onerous requirements. This may affect our ability to renew our licenses and permits, which could adversely affect our business in the Philippines.

In addition, current laws and regulations in Macau and the Philippines concerning gaming and gaming concessions are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. These laws and regulations are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation, which could have a material adverse effect on our business, financial condition and results of operations.

We face intense competition in Macau, the Philippines and elsewhere in Asia and may not be able to compete successfully.

The hotel, resort and gaming industries are highly competitive. The competitors of our business in Macau, the Philippines and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources and greater access to capital to support their developments and operations in Macau, the Philippines, and elsewhere.

In the Philippine gaming market, we compete with hotels and resorts owned by both Philippine nationals and foreigners. PAGCOR, an entity owned and controlled by the government of Philippines, also operates gaming facilities across the Philippines. Our operations in the Philippines face competition from gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas, as we target similar pools of customers and tourists. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to City of Dreams Manila, and to promote Manila as a gaming destination.

In Macau, some competitors have been expanding operations or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Galaxy opened Galaxy Macau Resort in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015, Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened Sands Cotai Central in Cotai in April 2012 and has announced the opening of the Parisian in Cotai in the second half of 2016. Wynn Macau, MGM Grand Paradise and SJM have each begun construction of additional projects in Cotai which have been announced to open in June 2016, the first quarter of 2017 and 2017 respectively. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

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

Our regional competitors also include Crown’s Crown Melbourne in Melbourne, Australia and Crown Perth in Perth, Australia and other casino resorts that Melco and Crown may develop elsewhere in Asia Pacific outside Macau. Melco and Crown may develop different interests and strategies for projects in Asia under their joint venture which conflict with the interests of our business in Macau, or otherwise compete with us for Asian gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”

The governments in Macau and the Philippines could grant additional rights to conduct gaming in the future, which could significantly increase competition and cause us to lose or be unable to gain market share.

In Macau, Melco Crown Macau is one of the six companies authorized by the Macau government to operate gaming activities. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. The Macau government has announced that until further assessment of the economic situation in Macau there will not be any increase in the number of concessions or subconcessions. However, the policies and laws of the Macau government could change and the Macau government could grant additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.

PAGCOR has issued the Regular License to the Philippine Licensees and additional provisional gaming licenses to three other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR has also licensed private casino operators in special economic zones, including four in Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in Newport City CyberTourism Zone, Pasay City, the Philippines. The Regular License granted by PAGCOR to the Philippine Licensees is non-exclusive, and PAGCOR has given no assurances to the Philippine Licensees that it will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Regular License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.

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

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau and Philippine markets possessed by members of our senior management team. The loss of Mr. Lawrence Ho’s services or the services of the other members of our senior management team could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for members of our senior management could be difficult, and competition for personnel of similar experience could be intense in Macau and the Philippines. In addition, we do not currently carry key person insurance on any members of our senior management team.

The success of our business may depend on our ability to attract and retain adequate qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

The pool of experienced gaming and other skilled and unskilled personnel in Macau and the Philippines is limited. Our demand remains high for personnel occupying sensitive positions that require qualifications sufficient to meet gaming regulations and other requirements or skills and knowledge that would need substantial training and experience. Competitive demand for qualified gaming and other personnel is expected to be intensified by the increased number of properties opening with the next 12 months in close proximity of our properties in Macau and the Philippines. The limited supply and increased competition in the labor market could cause our labor costs to increase.

The Macau government policy further prohibits us to hire non-Macau resident dealers and supervisors. Due to the increased competition in the labor market and the relevant regulatory restrictions, we cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties, or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business.

Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case by case basis and for construction works it shall have to be at least 1:1, unless otherwise authorized by the Macau government. This could have a material adverse effect on our ability to complete future works on our properties, for example, the fifth hotel tower at City of Dreams. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment industries, this could have a materially adverse effect on the operation of our properties.

In the Philippines, the Regular License requires that at least 95.0% of City of Dreams Manila’s total employees shall be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business.

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

We cannot assure you that any such insurance policies we obtained or may obtain will be adequate to protect us from material losses. Certain acts and events could expose us to significant uninsured losses. In addition to the damages caused directly by a casualty loss such as fire or natural disasters, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover all losses that may result from such events.

There is limited available insurance in Macau and the Philippines and our insurers in Macau and the Philippines may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, Melco Crown Macau’s subconcession contract with Wynn Macau relating to the gaming concession in Macau (the “Subconcession Contract”), the Regular License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in

Macau and the Philippines respectively, unless otherwise authorized by the respective government(s). Failure to maintain adequate coverage could be an event of default under our credit agreements, the Subconcession Contract or the Regular License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Terrorism, the uncertainty of war, crime, natural disasters, extended power supply or information technology system outages and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and the Philippines and harm our operating results.

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

Further, any extended downtime from power supply or information technology system outages which may be caused by cyber security attack or other reasons at our properties in Macau or Manila may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

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

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), middle east respiratory syndrome (MERS), Zika or Ebola. The occurrence of such health epidemic, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Guangdong Province, PRC, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so there can be no assurance that an effective vaccine can be discovered or commercially manufactured in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.

There can be no assurance that an outbreak swine flu , avian influenza, SARS, MERS, Zika, Ebola, or other contagious disease or the measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our employees or others involved in our operations were suspected of having the swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the global or PRC economy in general.

Health and safety or food safety incidents at our properties may lead to reputational damage and financial exposures.

We provide goods and services to a significant number of customers on a daily basis at our properties in Macau and Manila. In particular, with the addition of new attractions, entertainment and food and beverage offerings in Studio City and City of Dreams Manila, there is a risk that health and safety incidents or adverse food safety events may occur. Whilst we have a number of controls in place aimed at mitigating the risk, and minimizing the chance of the occurrence of such incidents and events, and have insurance in place to cover associated risks, we cannot guarantee that our insurance is adequate to cover all losses, or that there will be no reputational damage from potential media coverage. See “— We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability and financial condition.”

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, Pataca, or Philippine peso and other risks related to foreign exchange and currencies could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our current revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. In addition, we have revenues, assets, debt and expenses denominated in Philippine peso relating to our business in the Philippines. We also have subsidiaries, branch offices and assets in various countries, including Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, after giving effect to the issuance of the 2013 Senior Notes and Studio City Notes, and certain expenses, are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar, Pataca and Philippine peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollar, Pataca or Philippine peso to U.S. dollar may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollar or Pataca for our operations, fluctuations in the exchange rates between H.K. dollar or Pataca against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2015 and 2014. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

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

We are, and may be in the future, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal and regulatory proceedings and investigations which we or our affiliates may be a party to from time to time, or which could develop in the future. Litigation and regulatory proceedings can be costly and time-consuming and may divert management attention and resources from our operations. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party. Our reputation may also be adversely affected by our involvement or the involvement of our affiliates in litigation and regulatory proceedings. In addition, we and our affiliates operate in a number of jurisdictions in which regulatory and government authorities have a wide discretion to take procedural actions in support of their investigations and regulatory proceedings, including seizures and freezing of assets and other properties that are perceived to be connected or related to such investigations or regulatory proceedings. Given such wide discretion, regulatory or government authorities may take procedural actions that may affect our assets and properties in connection with any investigation or legal or regulatory proceeding involving us or any of our affiliates, which may materially affect our business, financial condition or results of operations.

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

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. Following the common practice in both Macau and the Philippines gaming markets, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently, collecting credit from their players. We adopted policy for extending credit to certain gaming promoters and VIP patrons in the Philippines whose level of play and financial resources warrant such an extension in our opinion. This credit is often unsecured, as is customary in our industry. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau and under certain circumstances, Hong Kong. As most of our gaming customers in Macau are visitors from other jurisdictions, principally Hong Kong and China, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts of many jurisdictions, including China, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which to seek recovery of gaming debts. The collectability of receivables from international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We may also, in given cases, have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a patron has been extended credit and has lost back to us the amount borrowed and the receivable from that patron is deemed uncollectible, Macau gaming tax or Philippines license fee (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding our uncollectible receivable. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

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

A significant proportion of our casino revenues in Macau is generated from the rolling chip segment of the gaming market. Similarly, City of Dreams Manila also attracts foreign gaming visitors, particularly VIP players who typically place large individual wagers. The loss or a reduction in the play of the most significant of these VIP customers could have an adverse effect on our business. In addition, revenues and cash flows derived from high-end gaming of this type are typically more volatile than those from other forms of gaming primarily due to high bets and the resulting high winnings and losses. As a result, our business and results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenues and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters or if the financial resources of our gaming promoters are insufficient to allow them to continue doing business in Macau and/or Manila, our results of operations could be adversely impacted.

Gaming promoters, who organize tours for rolling chip patrons to casinos internationally, are responsible for a portion of our gaming revenues in Macau and Manila. For the year ended December 31, 2015, approximately 29.1% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters. With the rise in casino operations in Macau and Manila, the competition for relationships with gaming promoters has increased. As of December 31, 2015, we had agreements in place with approximately 80 and 20 gaming promoters in Macau and the Philippines, respectively. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms of business to gaming promoters, including extensions of credit, which may increase our overall credit exposure. In addition, gaming promoters may encounter difficulties in attracting patrons to come to Macau or Manila. Gaming promoters may also experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in Macau or Manila. Credit already extended by our gaming promoters may become increasingly difficult to collect. This inability to attract sufficient patrons, settle accounts with patrons, grant credit and collect amounts due in a timely manner may negatively affect our gaming promoters’ operations, causing them to wind up or liquidate their operations, and as a result, our ability to maintain or grow casino revenues and our ability to recover credit extended may be adversely affected. The inability of gaming promoters to settle accounts with their patrons may expose such gaming promoters to litigation proceedings initiated by affected patrons, which may also expose us to additional litigation risk.

We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our own and our shareholders’ reputation, as well as impairing relationships with, and possibly sanctions from, gaming regulators.

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our business. These parties include, but are not limited to, those who are engaged in gaming related activities, such as gaming promoters, developers, and hotel, restaurant and night club operators with whom we have or may enter into services or other types of agreements. Under Macau Gaming Law, Melco Crown Macau has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming related activities, where relevant, the gaming regulators undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties which we intend to associate with. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If any of our gaming promoters violate gaming laws while on our premises, the government may, in its discretion, take enforcement action against the gaming promoters and may find us jointly liable for such gaming promoter’s violations. Also, if a party associated with us falls below the gaming regulator’s suitability standard or if their probity was in doubt, this may be negatively perceived when assessed by the gaming regulators. As a result, we and our shareholders may suffer reputational harm, as well as impaired relationships with, and possibly sanctions or other measures or actions from, the relevant gaming regulators with authority over our operations.

Any violation of anti-corruption laws including FCPA could have a negative impact on us.

We and our business in different jurisdictions are subject to a number of anti-corruption laws including the U.S. Foreign Corrupt Practices Act, or FCPA. Breach of these anti-corruption laws carries severe criminal and civil sanctions as well as other penalties. There are increased enforcement activities in the US and elsewhere in recent years. The number of FCPA cases and sanctions imposed by US authorities have risen considerably. We have adopted strict rules of conduct and compliance program for our employees, agents and contractors requiring them to conduct all their business dealings and practices ethically and in compliance with the relevant anti-corruption laws. Notwithstanding our emphasis on an ethical business culture, there is no assurance that our employees, contractors and agents will adhere fully or continue to adhere to our rules and programs. Should they fail to uphold the appropriate conduct, we may be investigated or prosecuted, or be made subject to other actions or proceedings. The penalties, sanctions and administrative remedies that may result from such actions or proceedings may have a material adverse effect on our business, financial condition and results of operations.

A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

We have applied for and/or registered the trademarks, including “Altira,” “Mocha Club,” “City of Dreams”, “City of Dreams Manila”, “Studio City”, “Melco Crown Entertainment” and “Melco Crown Philippines” in, as the case may be, Macau, the Philippines and other jurisdictions. We have also registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila. We endeavor to establish and protect our intellectual property rights and our goods and services through trademarks and service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and have a material adverse effect on our business, financial condition and results of operations. For example, if a third party claims we have infringed, currently infringe, or could in the future infringe its intellectual property rights, we may need to cease use of such intellectual property or incur substantial expenses to defend against such allegations, or if third parties misappropriate or infringe our intellectual property, we may need to take steps to protect our intellectual property, which may result in substantial expenses, all of which may adversely affect our business, financial condition and results of operations.

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

Macau’s free port, offshore financial services and free movements of capital has created an environment whereby Macau’s casinos could be exploited for money laundering purposes. We have implemented anti-money laundering policies in compliance with all applicable anti-money laundering laws and regulations in Macau. It is noted that a National Risk Assessment on Money Laundering and Combating Financing of Terrorism Systems is currently being performed by the Macau Government, and the Asia/Pacific Group on Money Laundering’s “Mutual Evaluation for Macau” is scheduled to be performed in 2016. These may result in changes to anti-money laundering laws and regulation in Macau, and as such our policies. We cannot assure you that any such current or future policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau. In the normal course of business, we expect to be required by regulatory authorities from Macau and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations. We deal in significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations.

In the Philippines, we deal with significant amounts of cash during our regular casino operations. We are required to comply with all applicable anti-money laundering laws and regulations in the Philippines. In the normal course of business, we expect to be required by regulatory authorities from the Philippines and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations. While we expect to expend time and cost in connection with such regulatory compliance matters, we cannot provide any assurance that any such regulatory compliance matters will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of the Philippines.

We have no assurance that, despite all of our compliance and measures undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters or our customers could have a material adverse impact on our reputation, business, cash flows, financial condition, prospects and results of operations. Any serious incident of or repeated violation of laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession or the Regular License. For more information regarding anti-money laundering regulations in Macau and the Philippines, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering Regulations in Macau” and “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines.”

Our business requires the collection and retention of customer data, which could expose us to regulatory and other risks associated with maintaining such data.

Our business requires the collection and retention of customer data, including credit card numbers and other personally identifiable information of our customers. We are also required under applicable law to collect and retain personal data in respect of our employees. While we believe that our system and practices are generally adequate to meet applicable legal and regulatory requirements in jurisdictions where we have offices with regard to the collection, retention and processing of personal data, our information technology system may be unable to satisfy changing regulatory requirements, or may require additional investments or time in order to do so. In addition, our information technology system and records may be subject to security breaches, system failures, viruses, operator error or inadvertent releases of personal data. A significant loss, theft or fraudulent use of personal data maintained by us or any breach by us of the applicable regulatory requirements could adversely affect our reputation and could result in criminal or administrative penalties, in addition to any civil liability and other expenses.

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

Many of our auditor’s other clients have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditor within mainland China without the approval of the Chinese authorities. Thus, our auditor and its audit work are not currently inspected fully by the PCAOB.

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

Risks Relating to the Gaming Industry and Our Operations in Macau

Our newly opened Macau property Studio City faces significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations.

Studio City recently commenced operations in October 2015 and has less than one full year of operating history. We have made significant capital investments for the development of Studio City. Our compliance with Studio City land grant conditions requiring us, amongst others, to complete the development of the land on which Studio City is located by July 24, 2018, would require us to make further capital investments. If we fail to fully complete the project by the deadline imposed by the Studio City land concession contract, and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City. Such failure and potential consequences will have a material adverse effect on our business and negatively affect our business and prospects, results of operations and financial condition.

Furthermore, Studio City commenced its operations in an increasingly challenging regulatory and economic climate. For example, some of our competitors in Macau have been expanding operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located. See “— We face intense competition in Macau, the Philippines and elsewhere in Asia and may not be able to compete successfully.” Moreover, we face risks and uncertainties related to changes to the Chinese and Macau governments’ policies and regulations relating to gaming markets including those affecting gaming table allocation and cap, smoking restrictions, exchange control and repatriation of capital, measures to control inflation and monetary transfers and travel restrictions. Furthermore, gaming promoters, whose business affects our VIP gaming business which accounts for a portion of our gaming revenues, also face an increasingly challenging environment. Such challenging environment could lead to gaming promoters’ decreased liquidity, challenges in attracting sufficient patrons, inability to grant credit and collect amounts due in a timely manner.

In addition, Studio City may find it challenging to satisfy the covenants imposed by its debt financing, especially during this period of challenging market conditions (including the changes in China’s economy) and commencement of new operations. Studio City Project Facility and the indenture governing Studio City Notes impose certain operating and financial restrictions, including limitations on the ability of Studio City Finance and its subsidiaries to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. Studio City Project Facility also requires Studio City Investments Limited and its subsidiaries to satisfy various financial covenants based on specified financial ratios, including cash flow to debt service and EBITDA to finance charges. If we are unable to comply with the restrictions and covenants, it could cause repayment of our debt to be accelerated. See “— Studio City Project Facility and the indenture governing Studio City Notes contain covenants that will restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real time monitoring of certain financial channels, which could disrupt the amount of money visitors can bring from mainland China to Macau. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws, smoking regulations or other regulations that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. See “—The gaming industries in the Philippines and Macau are highly regulated.”

The Macau government, from time to time, enacts legislations and imposes various regulations and restrictions that affect the gaming industry in Macau. For example, the Macau government has passed anti-smoking legislation and rules restricting smoking in our Macau properties. The Macau government continues to amend its legislation and rules relating to smoking in public areas and impose new restrictions and rules. From time to time, the Macau government may take enforcement actions, such as imposing fines or other penalties, against gaming operators for any violation of anti-smoking regulations and rules. The implementation of such legislation, rules and regulations may deter potential gaming patrons who are smokers from frequenting casinos in Macau and disrupt the number of patrons visiting or the amount of time visiting patrons spend at our property, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction imposed by the Macau government may have material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses.

Our activities in Macau are also subject to administrative review and approval by various departments of the Macau government. Our ability to obtain and maintain such administrative approvals may have a material impact on our business and operations.

The Macau government has established a maximum number of gaming tables that may be operated in Macau and may limit the number of new gaming tables at new gaming areas in Macau.

The Macau government has imposed a cap on gaming tables and restricts the number of gaming tables that may be operated in Macau. A cap of 5,500 tables up to the end of the first quarter of 2013 was implemented. In addition, for a period of 10 years from the second quarter of 2013, the number of gaming tables to be authorized by the Macau government will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables in Macau as of December 31, 2015, was 5,957. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government. Given such announcements by the Macau government, we may not be able to obtain Macau government’s approval to operate a sufficient number of gaming tables at our properties in Macau. These restrictions may have a material impact on our gaming revenues, overall business and operations and may adversely affect our development projects and the future expansion of our business.

Our business and operations in Macau are dependent upon our subconcession and, if we fail to comply with the complex legal and regulation regime in Macau, we may be subject to revocation of the subconcession.

Under the terms of the Subconcession Contract, we are obligated to comply with all laws, regulations, rulings and orders promulgated by the Macau government from time to time. In addition, we must comply with all the terms of the Subconcession Contract which contains various general covenants and provisions, such as general and special duties of cooperation, special duties of information, and obligations for the execution of our investment plan, as to which the determination of compliance is subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government and, accordingly, we will depend on our continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations.

Under Melco Crown Macau’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and impose business and corporate requirements that may be binding on us. For example, the Macau Chief Executive has the right to require that we increase Melco Crown Macau’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries. Melco Crown Macau must first obtain the Macau government’s approval before raising certain debt or equity. In addition, the terms of our debt facilities and agreements also impose restrictions on our ability to incur debt and raise capital. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Subconcession Contract is revocation of the subconcession. Under the subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by Melco Crown Macau with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur all of our casino premises and gaming equipment would revert to the Macau government automatically without compensation to us and Melco Crown Macau would be unable to operate casino gaming in Macau which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, see “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Subconcession Contract in Macau.” These events could lead to the termination of Melco Crown Macau’s subconcession without compensation to Melco Crown Macau. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we would rely on consultations and negotiations with the Macau government to remedy any such violation.

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

Melco Crown Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right from 2017, we would be unable to operate casino gaming in Macau.

The Subconcession Contract expires on June 26, 2022. Unless it is extended beyond this date or legislation on reversion of casino premises is amended, all of our casino premises and gaming related equipment under Melco Crown Macau’s subconcession will automatically be transferred to the Macau government without compensation and we will cease to generate revenues from such operations. Under the Subconcession Contract, beginning from 2017, the Macau government has the right to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that Melco Crown Macau would be able to renew or extend the Subconcession Contract on terms favorable to us, or at all. We also cannot assure you that if Melco Crown Macau’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

Melco Crown Macau’s tax exemption from complementary tax on income from gaming operations under the subconcession tax will expire in 2016, and we may not be able to extend it.

Companies in Macau are subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws. We are also subject to a 35% special gaming tax on our gaming revenues as well as other levies of 4% imposed under the Subconcession Contract. The other levies are subject to change on renegotiation of the Subconcession Contract and as a result of any change in relevant laws. The Macau government granted to

Melco Crown Macau the benefit of a corporate tax holiday on gaming profits in Macau for five years from 2007 to 2011 and the exemption has been extended for five years from 2012 through 2016. In addition, in January 2015 the Macau government approved the application by one of our subsidiaries in Macau for complementary tax exemption until 2016 on profits generated from income received from Melco Crown Macau, to the extent that such income results from gaming operations within Studio City and have been subject to gaming tax. The Macau government clarified that dividend distributions by such subsidiary would continue to be subject to complementary tax. However, we cannot assure you that the corporate tax holiday benefits will be extended beyond the expiration date.

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

A significant number of our gaming customers in Macau come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties in Macau from mainland China. Since mid-2003, under the Individual Visit Scheme, or IVS, mainland Chinese citizens from certain cities have been able to travel to Macau on an individual visa application basis and did not need to join a tour group which they would have otherwise been required to do. In mid-2008 through 2010, the Chinese government adjusted its IVS visa policy toward Macau and limited the number of visits that some mainland Chinese citizens may make to Macau in a given time period. With effect from October 2013, China banned “zero fare” tour groups involving no or low up-front payments and compulsory shopping, which were popular among visitors to Macau from mainland China. Further, in December 2014, the Chinese government tightened the enforcement of visa transit rules for those seeking to enter Macau at the Gongbei border (including requirements to present an airplane ticket to a destination country, a visa issued by such destination country and a valid Chinese passport). It is unclear whether these and other measures will continue to be in effect, become more restrictive, or be readopted in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.

Risks Relating to the Gaming Industry and Our Business in the Philippines

MCE Leisure Philippines leases the land and buildings comprising the site occupied by City of Dreams Manila, where issues may arise with respect to the tenancy relationship.

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

Prior to MCE Leisure Philippines being designated as the sole operator under the Provisional License, Belle Corporation, for itself and on behalf of other Philippine Parties, had previously entered into contracts with another operator and certain third-party contractors for the fit-out and other design work related to City of Dreams Manila in its previous form. Belle Corporation and the other Philippine Parties subsequently chose to terminate such pre-existing contracts and the operator signed a waiver releasing the Philippine Parties from all obligations under the contracts. Although Belle Corporation agreed to indemnify the MCE Philippine Parties from any loss suffered in connection with the termination of such contracts, there can be no assurance that Belle Corporation will honor such agreement. Any issues which arise from such contracts and their counterparties, or an attempt by another operator or any other third party contractors to enforce provisions under such contracts, could interfere with MCP’s operations or cause reputational damage, which would in turn materially adversely affect our business, financial condition and results of operations.

Compliance with the terms of the Regular License, MCP’s ability to operate City of Dreams Manila, and the success of City of Dreams Manila as a whole are dependent on the actions of other Philippine Licensees over which MCP has no control.

Although MCE Leisure Philippines is the sole operator of City of Dreams Manila, the ability of the MCE Philippine Parties to operate City of Dreams Manila, as well as the fulfillment of the terms of the Regular License granted by PAGCOR in relation to City of Dreams Manila, depends to a certain degree on the actions of the Philippine Parties. For example, the Philippine Parties, as well as the MCE Philippine Parties, are responsible for meeting a certain debt to equity ratio as specified in the Regular License. The failure of any of the Philippine Parties to comply with these conditions will also result in a breach of the Regular License. As the Philippine Parties are separate corporate entities over which MCP has no control, there can be no assurance that the Philippine Parties will remain in compliance with the terms of the Regular License of their obligations and responsibilities under the Philippine Cooperation Agreement. In case any noncompliance issues arise, there can be no assurance that the Regular License will not be suspended or revoked. In addition, if any of the Philippine Parties fails to comply with any conditions to the Regular License, MCP may be forced to take action against the Philippine Parties under the Philippine Cooperation Agreement or to enter into negotiation with PAGCOR for amendments to the Regular License. There can be no assurance that such an attempt to amend the Regular License would be successful. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

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

Increased Competition in the Philippine gaming market may affect City of Dreams Manila’s business and results of operations.

The three other holders of PAGCOR licenses in Entertainment City continue to develop their businesses and more properties are expected to open in the region in the next 12 months. The significant increase in gaming facilities available in the region where City of Dreams Manila is located would intensify the competition. The operation of City of Dreams Manila would need to increase its competitiveness to keep pace with the competitive Philippine gaming market.

MCP may not be able to implement an effective business strategy to keep pace with the developing competition in the Philippine gaming market. Any failure by MCP to improve its competitiveness and develop within the Philippine gaming market or take advantage of the opportunities presented by a developing market may have a material adverse effect on our business and results of operations.

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

MCP’s gaming operations are dependent on the Regular License issued by PAGCOR.

PAGCOR regulates all gaming activities in the Philippines except for lottery, sweepstakes, jueteng, horse racing, and gaming inside the Cagayan Export Zone. City of Dreams Manila’s gaming areas may only legally operate under the Regular License granted by PAGCOR, which imposes certain requirements on the MCE Philippine Parties and their service providers. The Regular License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Regular License include, among others:

•	to pay license fees monthly to PAGCOR;

•	not to exceed a 70:30 debt-to-equity ratio for each of the Philippine Licensees;

•	to hire locally at least 95.0% of total employees of City of Dreams Manila;

•	to remit 2.0% of certain casino revenues to a foundation devoted to the restoration of cultural heritage and 5.0% of certain non-gaming revenues to PAGCOR; and

•	to operate only the authorized casino games approved by PAGCOR.

Moreover, certain provisions and requirements of the Regular License are open to different interpretations and have not been tested in Philippine courts or made subject to more detailed interpretative rules. There is no guarantee that the MCE Philippine Parties’ proposed mode of compliance with these or other requirements of the Regular License will be free from administrative or judicial scrutiny in the future. Any difference in interpretation between PAGCOR and MCP with respect to the Regular License could result in sanctions against the MCE Philippine Parties, including fines or other penalties, such as suspension or termination of the Regular License.

There can be no assurance that the Philippine Licensees will be able to continuously comply with all of the Regular License’s requirements, or that the Regular License will not be modified to contain more onerous terms or amended in such a manner that would cause the Philippine Licensees to lose interest in the operation of City of Dreams Manila. If the Regular License is materially altered or revoked for any reason, including the failure by the Philippine Licensees to comply with its terms, MCP may be required to cease City of Dreams Manila’s gaming operations, which would have a material adverse effect on our business, financial condition and results of operations. In addition, a failure in the internal control systems of MCP may cause PAGCOR to adversely modify or revoke the Regular License. Finally, the Regular License will terminate in 2033, coinciding with the PAGCOR Charter’s termination, and there is no guarantee that the PAGCOR Charter or the Regular License will be renewed.

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

City of Dreams Manila may be required to obtain an additional legislative franchise, in addition to its Regular License.

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

It is not yet known if House Bill 5682, in its current form, will be approved by the Senate or signed into law by the President of the Philippines. In the event that House Bill 5682 is signed into law, City of Dreams Manila may be required to obtain an additional legislative franchise in addition to its Regular License and there can be no assurance that such a franchise, which generally requires legislative approval after public hearings, will be granted. In addition, the Regular License may be subject to amendment or repeal in the event that Congress determines that the common good so requires. In the event City of Dreams Manila is not granted any required franchise, or the Regular License is materially amended or repealed, the operation of City of Dreams Manila may cease, which would have a material adverse effect on our business, financial condition and results of operations.

The Philippine Licensees may be subject to corporate income tax unless the courts affirm the tax exemption in favor of holders of PAGCOR licenses.

The Philippine Licensees may be subject to corporate income tax at the rate of 30% despite that they are entitled to pay license fees to PAGCOR “in lieu of all taxes” pursuant to the Regular License. On March 2011, the Supreme Court of the Philippines pronounced the fact that PAGCOR’s exemption from corporate income tax under the PAGCOR Charter was implicitly revoked and PAGCOR has been removed from the list of government owned and controlled corporations that are exempt from paying corporate income tax. In relation to this, on April 2013, the Bureau of Inland Revenue issued a Revenue Memorandum Circular indicating that PAGCOR and its licensees and contractees are subject to corporate income tax on its operations of gambling, casinos, gaming clubs and other similar recreation or amusement places and gaming pools. To mitigate the effects of the Supreme Court decision, PAGCOR, in May 2014, issued a regulation allowing the Philippine Licensees and the other casino operators a ten percent (10%) temporary reduction of the monthly Licensee Fees to be remitted to PAGCOR. This 10% will be used to pay any corporate income tax that may levied against the Philippine Licensees and the other casino operators at the end of the fiscal year, and any remaining amount after paying the said tax shall be remitted to PAGCOR.

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

Melco and Crown together own a substantial majority of our outstanding shares, with each beneficially holding approximately 34.29% of our outstanding shares as of April 5, 2016. Melco and Crown have entered into a shareholders deed regarding the voting of their shares of our Company under which each agrees to, among other things, vote its shares in favor of three nominees to our board designated by the other. As a result, Melco and Crown, if they act together, will have the power, among other things, to elect directors to our board, including six of ten directors who are designated nominees of Melco and Crown, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of independent directors or other shareholders and the interests of these shareholders may conflict with your interests as minority shareholders.

Business conducted by a collaboration of different corporate groups involves certain risks.

Melco and Crown are our controlling shareholders, with each holding approximately 34.29% of our total shares issued and outstanding as of April 5, 2016. With Melco and Crown being our controlling shareholders, there are special risks associated with the possibility that Melco and Crown may: (i) have economic or business interests or goals that are inconsistent with ours or that are inconsistent with each other’s interests or goals, causing disagreement between them or between them and us which harms our business; (ii) have operations and projects elsewhere in Asia or other countries that compete with our businesses in Macau and the Philippines and for available resources and management attention within the joint venture group; (iii) take actions contrary to our policies or objectives; (iv) be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ deed; or (v) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco’s or Crown’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

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

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance.

The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) (and, in the case of a decline of the shareholding of Melco Crown Macau under the 2013 Senior Notes, which is accompanied by a ratings decline) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

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

In all jurisdictions in which Crown, or any of its wholly-owned subsidiaries, holds a gaming license or Crown has a significant investment in a company which holds gaming licenses, gaming regulators are empowered to investigate associates, including business associates of Crown, such as us, to determine whether the associate is of good repute and of sound financial resources. If, as a result of such investigation, the relevant gaming regulator determines that, by reason of its association, Crown has ceased to be suitable to hold a gaming license or to hold a substantial investment in the holder of a gaming license then the relevant gaming regulator may direct Crown to terminate its association or risk losing its gaming license or approval to invest in the holder of a gaming license in the relevant jurisdiction.

If actions by us or our subsidiaries or by Melco or Crown fail to comply with the regulatory requirements and standards of the jurisdictions in which Crown owns or operates casinos or in which companies in which Crown holds a substantial investment own or operate casinos, or if there are changes in gaming laws and regulations or the interpretation or enforcement of such laws and regulations in such jurisdictions, Crown may be required to withdraw from its investment in our Company or limit its involvement in one or more aspects of our gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. Withdrawal by Crown from its investment in our Company could cause the failure of conditions to drawing loans under our credit facilities or the occurrence of events of default under our credit facilities.

Risks Relating to Our Financing and Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our major outstanding indebtedness as of December 31, 2015 includes:

•	approximately HK$3.9 billion (equivalent to approximately US$0.5 billion) under the 2015 Credit Facilities;

•	US$825.0 million from Studio City Finance’s issuance of the Studio City Notes;

•	US$1.0 billion from MCE Finance’s issuance of the 2013 Senior Notes;

•	approximately HK$10.1 billion (equivalent to approximately US$1.3 billion) under the Studio City Project Facility; and

•	PHP15 billion (equivalent to approximately US$340 million at date of pricing) from MCE Leisure Philippines’ issuance of the Philippine Notes.

Our expected long-term indebtedness includes:

•	financing for a significant portion of any future projects or phases of projects. Additionally, we may incur indebtedness for the fifth hotel tower at City of Dreams, depending upon our cash flow position during the construction period.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditure, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expense in the event of increases in interest rates to the extent a portion of our debt bears interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our debt and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available for us for our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our own and our subsidiaries’ assets, over which our lenders have taken or will take security.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other debt obligations.

We may require additional financing to complete our investment projects, which may not be available on satisfactory terms or at all.

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities and the issuance of the 2010 Senior Notes, RMB Bonds, 2013 Senior Notes, Studio City Notes and Philippine Notes. We may require additional funding in the future for our capital investment projects which we may raise through debt or equity financing. We may be required to seek the approval or consent of or notify the relevant government authorities or third parties in order to obtain such financings. For example, the grant and drawdown of the shareholder loan by MCE (Philippines) Investments Limited to MCE Leisure Philippines pursuant to the loan agreement for a term loan facility of up to US$340 million dated December 23, 2013 for the City of Dreams Manila project is subject to the prior approval from Bangko Sentral ng Pilipinas, the central bank of the Philippines. Bangko Sentral ng Pilipinas approved this facility on September 19, 2013 and we received the notice of approval on September 25, 2013. There is no assurance that we would be able to obtain such required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

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

If we are unable to comply with the restrictions and covenants in our debt agreements, including, among others, the 2015 Credit Facilities, Studio City Project Facility, the Aircraft Term Loan, the indenture governing the 2013 Senior Notes, Studio City Notes and Philippine Notes there could be a default under the terms of these agreements or the indenture, which could cause repayment of our debt to be accelerated.

If we are unable to comply with the restrictions and covenants in our current or future debt obligations including the 2015 Credit Facilities, Studio City Project Facility, the Aircraft Term Loan and other agreements, or the indenture governing 2013 Senior Notes, Studio City Notes and Philippine Notes, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of debt or result in a default under our other debt agreements. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

The terms of the 2015 Credit Facilities may restrict our current and future operations and harm our ability to complete our projects and grow our business operations to compete successfully against our competitors.

The 2015 Credit Facilities and associated facility and security documents that Melco Crown Macau has entered into also contain a number of restrictive covenants that impose certain operating and financial restrictions on Melco Crown Macau and certain of its subsidiaries and therefore, effectively, on us. The covenants in the 2015 Credit Facilities restrict or limit, among other things, our and our subsidiaries’ ability to:

•	incur additional debt, including guarantees;

•	create security or liens;

•	sell, transfer or dispose of assets;

•	make certain investments;

•	make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	make payments for fees or goods and services to our controlling shareholders, unless on normal commercial terms; and

•	vary Melco Crown Macau’s Subconcession Contract or Melco Crown Macau and certain of its subsidiaries’ land concessions and certain other contracts.

In addition, the restrictions under the 2015 Credit Facilities contain financial covenants, including requirements that we satisfy certain tests or ratios such as leverage, total leverage and interest cover, each as defined in the 2015 Credit Facilities.

Restrictions also provide that should a change of control, as defined in the 2015 Credit Facilities, occur, the amounts outstanding thereunder will become immediately due and payable. These covenants may restrict our ability to operate and restrict our ability to incur additional debt or other financing we may require, and impede our growth.

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

Restrictions also provide that should a change of control, as defined in the 2013 Senior Notes, occur, the noteholders may require us to repurchase the 2013 Senior Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under the 2013 Senior Notes to the date of repurchase.

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

Studio City Project Facility and the indenture governing Studio City Notes impose operating and financial restrictions on Studio City Finance and its subsidiaries. The restrictions that will be imposed under these debt instruments will include, among other things, limitations on the ability of Studio City Finance and its subsidiaries to:

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

Restrictions also provide that should a change of control, as defined in the Studio City Project Facility and Studio City Notes, occur, the facility will be cancelled and all amounts outstanding thereunder will become immediately due and payable, and the noteholders may require us to repurchase the Studio City Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under the Studio City Notes to the date of repurchase.

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

Restrictions also provide that should a change of control, as defined in the Philippine Notes, occur, the noteholders may require us to repurchase the Philippine Notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

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

Our current and future debt facilities, including the 2015 Credit Facilities and Studio City Project Facility, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our debt facilities or other obligations and it is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances in any debt facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned; such events may result in an event of default under such debt facility and may also trigger cross default in our other obligations and debt facilities. We do not guarantee that all conditions precedent to draw down or roll over loan advances under our debt facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could damage the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

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

If we are unable to maintain our current debt facilities and bonds or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), this could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of the fifth hotel tower at City of Dreams and the remaining undeveloped land at Studio City and any other future projects. This may limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. The costs incurred by any new financing may be greater than anticipated due to the turmoil in credit markets. Such increase in funding costs may have a negative impact on our revenue and financial condition.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq, and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market on January 2, 2009. During the period from December 19, 2006 until April 5, 2016, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on April 5, 2016 was US$15.62 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors including the following:

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

On February 25, 2014, we adopted a dividend policy to distribute quarterly dividends of approximately 30% of consolidated net income attributable to Melco Crown Entertainment for the relevant quarter, subject to our ability to pay dividends from our accumulated and future earnings and our cash balance and future commitments at the time of declaration of any dividend. We cannot assure you that we will make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board.

Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Cayman Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, 2013 Senior Notes, Studio City Notes, Studio City Project Facility and other facility agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities and the Studio City Project Facility include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios and, if a cash distribution, ensuring that the dividend payment amount does not exceed a certain amount of our cash and cash equivalent investments and that as a result of such dividend payment we still hold a certain amount of cash and cash equivalent investments. The 2013 Senior Notes and Studio City Notes also contain certain covenants restricting payment of dividends by MCE Finance and its subsidiaries and Studio City Finance and its subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

Substantial future sales or perceived sales of our shares or ADSs in the public market could cause the price of our ADSs and shares to decline.

Sales of our ADSs or shares in the public market, or the perception that these sales could occur, could cause the market price of our shares and ADSs to decline. There is no assurance that Melco or Crown will not sell all or a part of its ownership interest in us. Any sale of their interest may be subject to volume and other restrictions, as applicable, under Rule 144 under the Securities Act of 1933, or the Securities Act, and subject to the terms of the shareholders’ deed between Melco and Crown. To the extent these or other shares are sold into the market, the market price of our shares and ADSs could decline. The ADSs represent interests in our shares. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.

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

Any decision by us to raise further equity in the markets in the U.S., which would result in dilution to existing shareholders, could cause the price of our ADSs and shares to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares of the depositary and in accordance with the provisions of the deposit agreement. Under our Articles, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, ADS holders may exercise voting rights with respect to the underlying ordinary shares only in accordance with the provisions of the deposit agreement. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to convene a shareholder meeting.

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

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is unlawful or impractical to make them available to you.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Companies Law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our Company was incorporated in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands and registered as an oversea company under the laws of Hong Kong in June 2007. We were initially formed as a 50/50 joint venture between Melco and PBL as their exclusive vehicle to carry on casino, gaming machine and casino hotel operations in Macau. Subsequently, Crown acquired all the gaming businesses and investments of PBL, including PBL’s investment in our Company. As a result, in May 2008, we changed our name to Melco Crown Entertainment Limited. For more information on our corporate history and structure, see “— C. Organizational Structure.”

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

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort developed in Macau.

Our ordinary shares were listed by way of introduction on the Main Board of the HKSE and began trading under the stock code “6883” on December 7, 2011. From December 7, 2011 (until July 3, 2015), we maintained dual primary listings on Nasdaq and the HKSE.

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

On January 2, 2015, we applied for a voluntary withdrawal of listing of our ordinary shares on the Main Board of the HKSE, which was approved by our shareholders on March 25, 2015. The voluntary withdrawal of listing of our ordinary shares on HKSE took place on July 3, 2015, following which our shares are only traded on the Nasdaq Global Select Market in the form of ADSs.

For a description of our principal capital expenditures for the years ended December 31, 2015, 2014, and 2013, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia.

We currently have three major casino based operations in Macau, namely, City of Dreams, Altira Macau and Studio City, and non-casino based operations in Macau at our Mocha Clubs. We also have a casino based operation in the Philippines, City of Dreams Manila.

We are developing the fifth hotel tower at City of Dreams in Cotai, Macau and are currently reviewing the development plan and schedule for the remaining undeveloped land at Studio City. For prevailing Macau market condition, see “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau: Altira Macau and Crown Towers hotel. We seek to attract patrons throughout Asia and, in particular, from Greater China.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

We generated a significant majority of the total revenues for the year ended December 31, 2015 from our operations in Macau, the principal market in which we compete.

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. As of December 31, 2015, City of Dreams operated approximately 500 gaming tables and approximately 1,250 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and receives management fees. We have also entered into license agreements with respect to Crown Towers hotel and Hard Rock Hotel, pursuant to which we have been granted certain rights to use certain intellectual property of the licensors. No fee is payable for our use of the Crown marks and certain fees are payable for our use of the Hard Rock marks. See “— Intellectual Property.” Crown Towers hotel and Hard Rock Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams, together with SOHO, includes around 30 restaurants and bars, approximately 70 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons, and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,434 square meters (equivalent to approximately 26,200 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other non-gaming offerings.

Attributing to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and “Casino VIP Room” and “Casino Interior Design” awards in 2011. It has also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Crown Towers was the first hotel brand in Macau to have received Forbes Travel Guide 5-Star distinction for its hotel, spa and every restaurant in January 2014, and has once been again recognized as a Forbes 5-Star hotel for the fourth consecutive year in 2016. In addition, its Forbes 5-Star restaurants, Jade Dragon and The Tasting Room, have risen to even greater heights by increasing their Michelin star tally to two each in the Michelin Guide to Hong Kong and Macau in 2016. Impressively, Shinji by Kanesaka was awarded a Michelin star after less than a year of operation.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams. This production highlights City of Dreams as an innovative entertainment-focused destination and strengthens the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The production incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was awarded the Excellence Award of the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the prestigious “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report.

We are expanding our retail precinct at City of Dreams, which is anticipated to open in mid-2016. We are also developing the fifth hotel tower at City of Dreams.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2015, Altira Macau operated approximately 124 gaming tables and 62 gaming machines. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

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

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes 5-Star rating in lodging and spa categories by Forbes Travel Guide for seven consecutive years. Altira Macau also received the “Most Favorite Travel Resort & Hotel” of U Magazine in 2015 and was honored the “Best Luxury Fitness Spa Award” in the prestigious World Luxury Spa Awards in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Italian restaurant, Aurora, and its Japanese restaurant, Tenmasa, both earned Forbes 5-Star recognition in the Forbes Travel Guide in 2015. Its Chinese restaurant, Ying, along with Aurora and Tenmasa, were recommended by the Michelin Guide to Hong Kong and Macau in 2016 and were winners of the “Best of Award Excellence of Wine Spectator” in 2015. All three restaurants together with 38 Lounge at Altira Macau were included in the exclusive list of Hong Kong Tatler’s Best Restaurants guide in 2015.

Studio City

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. As of December 31, 2015, Studio City operated 200 gaming tables and 1,175 gaming machines. Starting from January 1, 2016, Studio City operated a further of 50 gaming tables in its gaming area. The gaming operations of Studio City are currently focused on the mass market and targeting all ranges of mass market patrons. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Studio City is designed to capture the increasingly important mass market segment, with its destination theming, unique and innovative interactive attractions, including Asia’s highest figure-8 Ferris wheel, a Warner Bros.-themed family entertainment center, a Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena and a live magic venue, as well as approximately 1,600 hotel rooms, a vast array of food and beverage outlets and approximately 35,000 square meters (equivalent to approximately 377,000 square feet) of themed and innovative retail space.

In just four months after its grand opening in October 2015, Studio City was awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016, recognizing its high standard of facilities, games, customer service, atmosphere, style and design of the resort.

Studio City is located in Cotai, Macau. In addition to its diverse range of gaming and non-gaming offerings, Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint (“Where Cotai Begins” which connects China to Macau) and a proposed light rail station, is a major competitive advantage, particularly as it relates to the mass market segment.

We are currently reviewing the development plan and schedule for the remaining undeveloped land at Studio City.

Our subsidiary Melco Crown Macau operates the gaming areas of Studio City pursuant to a services agreement it entered into in May 2007 as amended in June 2012 with Studio City Entertainment Limited (which we acquired control of 60% of the shares in July 2011), together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or related to the aforementioned agreement. Melco Crown Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of gaming machines in Macau. As of December 31, 2015, Mocha Clubs had seven clubs with a total of 1,259 gaming machines in operation, which represented 8.6% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

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

The property’s total gross floor area is approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 1,700 slot machines, 1,700 electronic table games and 380 gaming tables. As of December 31, 2015, we operated approximately 1,579 slot machines, 83 electronic table games and 261 gaming tables.

City of Dreams Manila has three hotels comprising Crown Towers hotel, Nobu Hotel and Hyatt City of Dreams Manila, with approximately 950 rooms in aggregate. City of Dreams Manila has three separate entertainment venues: DreamPlay by DreamWorks, a family entertainment center, which officially opened in June 2015; CenterPlay, a live performance central lounge within the casino; and Chaos and Pangaea Ultra-Lounge, two night clubs encapsulated within the Fortune Egg. City of Dreams Manila also has a retail boulevard, The Shops at the Boulevard, which is a retail strip interspersed within the food and beverage areas to provide customers with a broad range of shopping opportunities.

City of Dreams Manila has strived for excellence in providing ultimate hospitality and culinary experience to its customers. All three hotels at City of Dreams Manila, namely Crown Towers hotel, Hyatt City of Dreams Manila and Nobu Hotel, ranked in the Top 25 Luxury Hotels in the Philippines in the 2016 Traveler’s Choice by Trip Advisor. In addition, the three signature restaurants at the property – The Tasting Room, Crystal Dragon and Nobu Manila, were recognized as among the Top 20 restaurants in the Philippines in the Philippine Tatler Best Restaurants Guide 2016, while Red Ginger, The Café at Hyatt and Apu, were also listed among the 170 establishments in the country. In 2015, City of Dreams Manila was named “Casino/Integrated Resort of the Year” at the International Gaming Awards.

MCE Leisure Philippines operates the casino business of City of Dreams Manila in accordance with the terms of the Regular License and the operating agreement between MCE Leisure Philippines and the Philippine Parties dated March 13, 2013. Under the operating agreement, PremiumLeisure and Amusement, Inc. (a member of the Philippine Parties) has the right to receive monthly payments from MCE Leisure Philippines, based on the performance of gaming operations of City of Dreams Manila, and MCE Leisure Philippines has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

The Provisional License specifies that the Philippine Licensees must invest US$1.0 billion in City of Dreams Manila. Having met the minimum investment levels and other requirements under our Provisional License, the Regular License dated April 29, 2015 was issued by PAGCOR to the Philippine Licensees. The Regular License has the same terms and conditions as the Provisional License and is valid until July 11, 2033.

For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see “Item 5.A. Operating and Financial Review and Prospects — Operating Results.”

Our Development Projects

As mentioned above, we are developing the fifth hotel tower at City of Dreams in Cotai and evaluating our development plan and schedule for the remaining undeveloped land at Studio City. Further, we continually seek new opportunities for additional gaming or related businesses in Macau and in other Asian countries and will continue to target the development of a project pipeline in the Asian region in order to expand our footprint in countries which offer legalized casino gaming. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts. See “— Regulations — Land Use Rights in Macau.” Through MCP, we also operate our gaming business in the Philippines through the Regular License issued by PAGCOR on a property which MCE Leisure Philippines leases from Belle Corporation under the Lease Agreement.

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land grant was amended in September 2010 and January 2014 respectively. Under the terms of the revised land concession, the development period was extended to the date falling 4 years from January 29, 2014 (being the publication date of the amendment in the Macau official gazette), the hotel to be developed was changed to a five-star hotel, and the total developable gross floor area on the land was increased to 692,619 square meters (equivalent to approximately 7.5 million square feet). Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160.5 million), which has been paid up in full in January 2016.

Under the terms of the revised land concession, the annual government land use fees payable after completion of development will be approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed.

See note 22 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for City of Dreams.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use for City of Dreams including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21.1 million) which has been fully paid up in 2013. According to the terms of the revised land concession, the revised annual government land use fees payable are of approximately MOP1.5 million (equivalent to approximately US$186,000). This amount may be adjusted every five years as agreed.

See note 22 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Altira Macau.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use for Altira Macau including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings, and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 8,030 square meters (equivalent to approximately 86,450 square feet) at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	8,450
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	9,200
Sintra	November 2005	G/F and 1/F of Hotel Sintra	5,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	21,500
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	9,000

Total			86,450

Premises are being operated under lease, sublease or rights to use agreements that expire at various dates through June 2022, which are renewable upon reaching an agreement with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machines operations.

Studio City

Studio City is located in Cotai, Macau and has a land area of 130,789 square meters (equivalent to approximately 1.4 million square feet) held under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. In October 2001, the Macau government granted the land on which Studio City is located to Studio City Developments. The Studio City land concession contract was amended in September 2015 to permit Studio City Developments to build a complex comprising a four-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

The gross construction area of the Studio City site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). The gross construction area for the first phase is approximately 477,336 square meters (equivalent to approximately 5.2 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175.0 million) has been paid up in full in January 2015. The development period under the Studio City land concession contract is for 72 months from July 25, 2012. Government land use fee of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable during the development stage. The annual government land use fees payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed.

See note 22 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Studio City.

City of Dreams Manila

City of Dreams Manila site is located on a reclaimed land (“Project Reclaimed Land”). The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority (“PEA”). This acquisition occurred in 1995 as part of the R 1 Consortium’s compensation for the construction of PEA’s Manila-Cavite Coastal Road project. R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities in 1995. These two entities later merged with Belle Bay City Corporation (“Belle Bay”), which is 34.9% owned by Belle Corporation, being one of the Philippine Parties, with Belle Bay becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay was dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay’s plan of dissolution. Belle Corporation has exercised possession and other rights over the Project Reclaimed Land since this allocation. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. Then in 2010, Belle Corporation and the Social Security System entered into a lease agreement for that portion.

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

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong and the Philippines. We lease all of our office and storage premises. We used to own five units located at Golden Dragon Centre (formerly known as Zhu Kuan Building) in Macau. These five units have a total area of 839 square meters (equivalent to approximately 9,029 square feet). The five units were purchased by MPEL Properties (Macau) Limited, our subsidiary, for approximately HK$79.7 million (equivalent to approximately US$10.2 million) in August 2008. On February 18, 2014, we sold these five units for HK$240.0 million (equivalent to approximately US$30.8 million). After the sale, we leased the relevant units as our recruitment center until December 25, 2015.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. We employ a tiered loyalty program in City of Dreams Manila to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. Dedicated customer hosting programs provide personalized service to the most valuable customers of City of Dreams Manila. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons in City of Dreams Manila. Similar to our experience in Macau, we believe these tools will help to deepen our understanding of the customers of City of Dreams Manila to optimize yield and continuous improvements to the property.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, three international hotel brands, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed café-style non-casino based electronic gaming experience. Studio City is designated to target mass market players.

City of Dreams Manila offers three separate entertainment venues, supported by a diverse food and beverage zone designed to be a socializing hub where guests can relax and be entertained. The entertainment offerings, designed to cater to all key demographic groups, include the Fortune Egg, a central dome-like structure for housing two dynamic night clubs, a casino performance lounge, and a thematic family entertainment center which officially opened in June 2015. With these diverse entertainment venues and attractions, we believe that City of Dreams Manila will be able to leverage the experience of City of Dreams in Macau, which has developed world-class attractions such as The House of Dancing Water and the Club Cubic nightclub.

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

Gaming Promoters

A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter.

In Macau, we engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff, and gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month. We also engage gaming promoters to promote our VIP gaming rooms in City of Dreams Manila since 2015.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement, and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2015, 2014 and 2013, we had agreements in place with 80, 97 and 114 gaming promoters in Macau, respectively. For City of Dreams Manila, we leverage our extensive sales reach within Asia to the extent permissible by applicable law, particularly to the sizable international customer base largely developed through our Macau operations and our strong relationship with gaming promoters in Macau and the rest of Asia. MCE Leisure Philippines works with Melco Crown Macau to develop cross promotional marketing campaigns that position the Philippines as an additional gaming and tourist destination to guests at our properties and our gaming promoter networks. As of December 31, 2015, we had agreements in place with 20 gaming promoters in the Philippines. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

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

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a common practice in both Macau and Manila gaming markets, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

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

Market and Competition

We believe that the gaming markets in Macau and the Philippines are and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders, other PAGCOR licenses holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Macau Gaming Market

In 2015, 2014 and 2013, Macau generated approximately US$28.8 billion, US$43.9 billion and US$45.0 billion of gaming revenue, respectively, according to the DICJ. Gaming revenue in Macau has increased at a five year CAGR from 2010 to 2015 of 4.15%. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 18.6% in 2013 and 13.5% in 2012, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015, compared to 2014. The weak operating environment has continued into 2016, with gross gaming revenues in Macau declining approximately 11.8% on a year-over-year basis in the first two months of 2016, according to the DICJ.

The mass market table games segment accounted for 39.5% of market-wide gross gaming revenues in 2015, compared to 35.4% for 2014, according to the DICJ. Melco Crown Entertainment, with its large exposure to the mass market table games segment in the fast growing Cotai region, is well positioned to cater to this increasingly important, and more profitable, segment of the market.

Despite these matters, we believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework, and significant new infrastructure developments within Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 30.7 million visitors in 2015, declined 2.6% compared to 2014. While visitors from China represented 66.5%, declined by 4% compared to 2014, visitors from Hong Kong and Taiwan represented 21.3% and 3.2%, of all visitors to Macau in 2015, respectively.

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

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula. In addition they opened an extension to Wynn Macau called Encore in 2010. In 2012, Wynn Macau started the construction for a new casino in Cotai, which it expects to open in June 2016.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015.

VML, a subsidiary of Sands China Ltd., with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. Sands China Ltd. has announced proposals for the development of an additional Hotel tower at Sands Cotai Central in Cotai and the opening of the Parisian in Cotai in the second half of 2016.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise has announced its intention to develop a new casino in Cotai and began its construction of additional project in February 2013 and has been announced to open in the first quarter of 2017.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The

Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of 10 years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and as such different policies, including on the annual increase rate in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2015 was 5,957. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize to operate.

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

Seasonality

Our principal market of operation, Macau experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation fluctuate considerably in Macau. In the Philippines, business considerably slows down during the “Holy Week”, as well as during the “Chinese New Year” and the “Chinese Ghost Month.” While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

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

For our license or hotel management agreements that are required for our operations, see “Item 4. Information on the Company — C. Research and Development, Patents and Licenses, etc.”

Regulations

Macau Regulations

Gaming Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general civil and commercial laws and to specific gaming laws, in particular, the Macau Gaming Law. Macau’s gaming operations are also subject to the grant of a concession or subconcession by, and regulatory control of, the Macau government. See “— Gaming Licenses” below for more details.

The DICJ is the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

•	to collaborate in the definition of gaming policies;

•	to supervise and monitor the activities of the concessionaires and subconcessionaires;

•	to investigate and monitor the continuing suitability and financial capacity requirements of concessionaires, subconcessionaires and gaming promoters;

•	to issue licenses to gaming promoters;

•	to license and certify gaming equipment; and

•	to issue directives and recommend practices with respect to the ordinary operation of casinos.

Below are the main features of the Macau Gaming Law, as supplemented by Administrative Regulation no. 26/2001, that are applicable to our business.

•	If we violate the Macau Gaming Law, Melco Crown Macau’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of our gaming operations without permission for reasons not due to force majeure , or in the event of insufficiency of our facilities and equipment which may affect the normal operation of our gaming business, the Macau government would be entitled to replace Melco Crown Macau during such disruption and to ensure the continued operation of the gaming business. Under such circumstances, we would bear the expenses required for maintaining the normal operation of the conceded business.

•	The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capability. See “— Gaming Licenses — The Subconcession Contract in Macau.”

•	Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder of a Concessionaire or Subconcessionaire holding stock equal to or in excess of 5% of concessionaire or subconcessionaire stock capital who is found unsuitable will be required to dispose of such stock by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such stock must be acquired by the concessionaire or subconcessionaire. Melco Crown Macau will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with it, Melco Crown Macau:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•	The Macau government also requires prior approval for the creation of a lien over shares, the property comprising a casino and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its stock in respect of any public offering also requires the approval of the Macau government to be effective.

•	The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby he or she obtains such control. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

Non-compliance with these obligations could lead to the revocation of Melco Crown Macau’s subconcession and could materially adversely affect our gaming operations.

The Macau government has also enacted other gaming legislation, rules and policies. For example, the Macau government regulates gaming promoters. See “— Regulations Relating to Gaming Promoters” below. Further, it imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, the number of gaming tables that may be operated in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instruction on responsible gaming and other matters. Our inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect our gaming operations.

Regulations Relating to Gaming Promoters

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009 (the “Gaming Promoters Regulation”), regulates licensing of gaming promoters and the operations of gaming promotion business by gaming promoters. Gaming promoters’ applications to the DICJ must be sponsored by a concessionaire or subconcessionaire who will confirm that it may contract the applicant’s services upon the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazette. The DICJ monitors each gaming promoter and its employees and collaborators. In October 2015, the DICJ issued specific accounting related instructions applicable to gaming promoters and the operations of gaming promoters business. Any failure by the gaming promoters to comply with such instructions may impact their license and ability to operate in Macau.

In addition, concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters and collaborators within their casinos. In addition to the licensing and suitability assessment process performed by the DICJ, all of our gaming promoters undergo a thorough internal vetting process. We conduct background checks and also conduct periodic reviews of the activities of each gaming promoter, its employees and its collaborators for possible non-compliance with Macau legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable money laundering laws and regulations as well as tax withholding requirements.

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, of

September 11, 2009 a commission cap of 1.25% of net rolling was imposed. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines (ranging from MOP100,000 up to MOP500,000) on gaming operators that do not comply with the cap and other fines (ranging from MOP50,000 up to MOP250,000) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

Gaming Credit Regulations

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

Smoking Regulation in Macau

Effective October 2014, under the Smoking Prevention and Tobacco Control Law smoking is not permitted in casino premises, except for an area of up to 50% (fifty percent) of the casino area opened to the public as determined by Dispatch of the Chief Executive. Smoking in general access gaming areas would only be permitted in smoking lounges with no gaming activity. Smoking in limited access gaming areas would be subject to prior authorization from the Macau Chief Executive. The Smoking Prevention and Tobacco Control Law is under review by the Macau government.

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

The DICJ is currently undertaking a review of its anti-money laundering instructions and guidelines that are expected to be completed during the second quarter of 2016. The revised instructions and guidelines when issued are expected to be more stringent than the current instructions and guidelines. We expect to revise our internal anti-money laundering policies and related procedures as well as conduct additional training programs for our relevant employees upon the issuance of such new instructions and guidelines.

Prevention and Suppression of Corruption in External Trade

In addition to the general criminal laws regarding corrupt practices in the public and private sector that are in force in Macau, on January 1, 2015, a new law (Law no. 10/2014), criminalizing corruption acts in external trade and providing for a system for prevention and suppression of such criminal acts came into effect in Macau. Our internal policies, namely the Code of Business Conduct and Ethics and Ethical Business Practices Program address this issue.

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

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illness for all employees.

Land Use Rights in Macau

Macau land is legally divided into plots. In most cases, private interests in real property located in Macau are obtained through long-term leases from the Macau government.

Our subsidiaries have entered into land concession contracts for the land on which our Altira Macau, City of Dreams and Studio City are located. Each contract has a term of 25 years and is renewable for further consecutive periods of 10 years and imposes, among other conditions, a development period, a land premium payment, a nominal annual government land use fee, which may be adjusted every five years, and a guarantee deposit upon acceptance of the land lease terms, which are subject to adjustments from time to time in line with the amounts paid as annual land use fees.

The land is initially granted on a provisional basis and registered as such with the Macau Real Property Registry and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Real Property Registry.

Restrictions on Distribution of Profits

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2015, the balance of the reserve of all our Macau subsidiaries amounted to US$31.2 million.

Philippines Regulations

Gaming Regulations

MCE Philippine Parties and Philippine Parties are co-licensees of the Regular License dated April 29, 2015 issued by PAGCOR (previously the Provisional License) for the development of an integrated casino, hotel, retail and entertainment complex within the Entertainment City, Manila. As one of the Licensees, MCE Leisure Philippines has been named as the special purpose entity to operate the casino business and act as the sole and exclusive representative of the Philippine Licensees for the purposes of the Regular License. The Regular License is one of the four licenses granted to various parties to develop integrated tourism resorts and establish and operate casinos in Entertainment City.

Casino Regulatory Manual (CRM) was originally issued in January 2013 by PAGCOR for the guidance of the Entertainment City Licensees. It was developed to meet the following objectives of PAGCOR: (a) to ensure a level playing field among industry proponents; (b) maintain the orderly and predictable environment; (c) enforce license terms and conditions; (d) promote fairness and integrity in the conduct of games; (e) provide an underlying platform for responsible gaming; (f) disallow access to gaming venues by minors and financially vulnerable persons; and (g) prevent licensed gaming venues from being used for illegal activities.

The CRM contains regulations and standards that the Entertainment City Licensees, including City of Dreams Manila, should adhere to and observe. It should be read in conjunction with the Regular License. It contains regulations on areas such as, but not limited to: casino layout, table games and electronic gaming machines, casino management system, surveillance, gaming chips and plaques, procurement of gaming equipment and gaming paraphernalia as well as the accreditation of suppliers thereof; casino operational rules and guidelines; conduct of gaming; casino player incentives; marketing and promotions; chipwashing and junket operations; banned personalities; determination of gross gaming revenues for table games, electronic gaming machines and other fees; and determination, collection and remittance of PAGCOR license fees. The CRM is annually revised to incorporate changes and revisions to the CRM proposed by any of the Entertainment City Licensees and approved by PAGCOR. To date, the CRM is now on its fourth (4th) version.

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

There is a pending bill in the Philippine Congress seeking to amend the AMLA to include casinos within its coverage. With the recently reported incident of AMLA violation allegedly involving certain casinos in the Philippines, it is possible that the Philippine Congress will take a more aggressive stance to include casinos in the definition of covered persons under the AMLA.

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

The Macau government began considering the renewal of the concessions and subconcessions. As part of such efforts, the Macau government carried out a mid-term review in mid-2015, which was conducted to analyze the impact of the gaming industry on the local economy, business environment of small and medium enterprises, local population and gaming and non-gaming business sectors.

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

Termination Rights. The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Crown Macau’s subconcession in the event of noncompliance by us with our basic obligations under the subconcession and applicable Macau laws. Upon termination, all of our casino premises and gaming equipment would revert to the Macau government automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. Neither Melco Crown Macau nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Subconcession Contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	transfer of all or part of Melco Crown Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•	repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of Melco Crown Macau;

•	fraudulent activity harming public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Crown Macau or the grant of a subconcession or entering into any agreement to the same effect; or

•	failure by a controlling shareholder in Melco Crown Macau to dispose of its interest in Melco Crown Macau, within 90 days from the date of the authorization given by the Macau government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Crown Macau.

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Subconcession Contract:

•	any person who directly acquires voting rights in Melco Crown Macau will be subject to authorization from the Macau government;

•	Melco Crown Macau will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Macau would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly listed companies;

•	any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Macau will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Macau; and

•	the Chief Executive of Macau could require the increase of Melco Crown Macau’s share capital, if deemed necessary.

Redemption. Under the Subconcession Contract, from 2017, the Macau government has the right to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to fair compensation or indemnity. The standards for the calculation of the amount of such compensation or indemnity would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession).

Others. In addition, the Subconcession Contract contains various general covenants and obligations and other provisions, including special duties of cooperation, special duties of information, and execution of our investment obligations.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Gaming Industry in Macau — Melco Crown Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022 or if the Macau government were to exercise its redemption right from 2017, we would be unable to operate casino gaming in Macau.”

PAGCOR Licenses in the Philippines

The Regular License issued by PAGCOR authorizes the Licensees, through MCE Leisure Philippines, to establish and operate a casino in the Philippines for both local and foreign patrons who are at least twenty-one years of age.

In general, the Regular License imposes certain obligations such as, but not limited to, the following:

•	to pay license fees monthly to PAGCOR;

•	not to exceed a 70:30 debt-to-equity ratio for each of the Philippine Licensees;

•	to hire locally at least 95.0% of total employees of City of Dreams Manila;

•	to remit 2.0% of certain casino revenues to a foundation devoted to the restoration of cultural heritage and 5.0% of certain non-gaming revenues to PAGCOR; and

•	to operate only the authorized casino games approved by PAGCOR.

See “Item 3. Key Information – D. Risk Factors – Risks Relating to the Gaming Industry and Our Business in the Philippines – MCP’s gaming operations are dependent on the Regular License issued by PACGOR.”

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

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Having obtained a subconcession, Melco Crown Macau has applied for and has been granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) in 2007, which exempted us from paying the Macau complementary tax for five years from 2007 to 2011 on gaming profits generated by Altira Macau, Mocha Clubs and City of Dreams. In April 2011, the Macau government extended the tax holiday for an additional five years through 2016. In addition, in January 2015, the Macau government approved the application by one of our subsidiaries in Macau for complementary tax exemption until 2016 on profits generated from income received from Melco Crown Macau, to the extent that such income results from gaming operations within Studio City and have been subject to gaming tax. The Macau government clarified that dividend distributions by such subsidiary would continue to be subject to complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.

In addition, during the 5-year extension of the corporate tax holiday, an annual lump sum of MOP22.4 million (equivalent to approximately US$2.8 million) is payable by Melco Crown Macau, effective from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Crown Macau from gaming profits, whether such dividends are actually distributed by Melco Crown Macau or not or whether Melco Crown Macau has distributable profits in the relevant year. With the payment of such lump sum, the shareholders of Melco Crown Macau will not be liable to pay any other tax in Macau for dividend distributions from gaming profits. We cannot assure you that the corporate tax holiday benefits and these arrangements will be applied beyond the expiration date of the corporate tax holiday and in case the same arrangement applies, whether we will be required to pay a higher annual sum.

Melco Crown Macau is subject to Macau gaming tax based on gross gaming revenue in Macau. These gaming taxes are an assessment on Melco Crown Macau’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations.

The Macau government has granted to Altira Hotel, in 2007, and Melco Crown (COD) Hotels, in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers hotel and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or have been granted. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau complementary tax. Whilst the Altira Macau and City of Dreams properties are owned by Altira Developments and Melco Crown (COD) Developments, respectively, we believe they are entitled to such property tax holiday, however, there is no assurance that the Macau government will extend us such benefit.

The Macau government has also granted to Altira Hotel and Melco Crown (COD) Hotels a declaration of utility purposes benefit on specific vehicles purchased, pursuant to which they were entitled to a vehicle tax holiday, provided that there is no change in use or disposal of those vehicles within five years from the date of purchase. The relevant applicable legal provision has been amended in 2015 and there shall be no further grant of vehicle tax holiday by the Macau government.

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

C. ORGANIZATIONAL STRUCTURE

We are a holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming subconcession holder, Melco Crown Macau, which is the operator of our gaming and non-gaming businesses in various properties in Macau; (2) a majority equity and economic interest in SCI, the holding company of Studio City; and (3) a majority equity and economic interest in MCP, a company listed on the Philippine Stock Exchange, the holding company of City of Dreams Manila.

The following diagram illustrates our organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries, as of April 5, 2016:

Notes:

(1)	The treasury shares represent i) new shares issued by us and held by the depository bank to facilitate the administration and operations of our share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under our share incentive plan adopted on October 6, 2011 by our Company, or the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected directors, employees and consultants under our 2011 Share Incentive Plan. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans”; and (iii) the shares repurchased by us under the stock repurchase programs adopted by our board of directors on August 7, 2014 and May 20, 2015, respectively, pending for retirement.

(2)	The shares of these companies are owned 96% by Melco Crown Macau and 4% by MPEL Nominee Two Limited.

(3)	Five shares of this company (representing less than 0.01% of the total issued share capital of the company) are owned by 5 nominee directors.

(4)	The shares of this company is owned 0.01% by MPEL Nominee Two Limited and 0.01% by MPEL Nominee Three Limited.

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information regarding the beneficial ownership of Melco and Crown in our Company and “Exhibit 8.1 — List of Subsidiaries.”

D. PROPERTY, PLANT AND EQUIPMENT

See “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operation and Financial Review and Prospects — A. Operating Results — Property and Equipment and Other Long-lived Assets” for information regarding our material tangible property, plant and equipment.

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

Overview

We are a holding company and, through our subsidiaries, develop, own and operate casino gaming and entertainment casino resort facilities in Asia. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations.” For detailed information regarding our operations and development projects, see “Item 4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

City of Dreams

City of Dreams, as of December 31, 2015, operated approximately 500 gaming tables and approximately 1,250 gaming machines, and approximately 1,400 hotel rooms and suites, over 30 restaurants and bars, approximately 70 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features The House of Dancing Water produced by Franco Dragone. The Club Cubic nightclub features approximately 2,434 square meters (equivalent to approximately 26,200 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We are expanding our retail precinct at City of Dreams, which is anticipated to open in mid-2016. We are also developing the fifth hotel tower at City of Dreams.

For the years ended December 31, 2015, 2014 and 2013, net revenues generated from City of Dreams amounted to US$2,794.7 million, US$3,848.6 million and US$3,857.0 million representing 70.3%, 80.1% and 75.8% of our total net revenues, respectively.

Altira Macau

Altira Macau, as of December 31, 2015, operated approximately 124 gaming tables and 62 gaming machines, approximately 230 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2015, 2014 and 2013, net revenues generated from Altira Macau amounted to US$574.8 million, US$744.9 million and US$1,033.8 million representing 14.5%, 15.5% and 20.3% of our total net revenues, respectively.

Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer, owner and operator of Studio City. Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort located in Cotai, with gaming facilities, luxury hotel offerings, and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a current focus on the mass market segment in Asia and, in particular, from Greater China. Studio City opened its doors to customers in October 2015. As of December 31, 2015, Studio City operated 200 gaming table and 1,175 gaming machines. Starting from January 1, 2016, Studio City operates a further of 50 gaming tables. For the years ended December 31, 2015, 2014 and 2013, net revenues generated from Studio City amounted to US$125.3 million, US$1.8 million and US$1.1 million representing 3.2%, 0.04% and 0.02% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2015, we operated seven Mocha Clubs with a total of 1,259 gaming machines in operation. Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2015, 2014 and 2013, net revenues generated from Mocha Clubs amounted to US$136.2 million, US$147.4 million and US$148.7 million representing 3.4%, 3.1% and 2.9% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2015, 2014 and 2013, gaming machine revenues represented 98.2%, 98.4% and 98.8% of net revenues generated from Mocha Clubs, respectively.

Corporate and Others

Corporate and Others primarily includes Taipa Square Casino, a casino on Taipa Island, Macau, operating within Hotel Taipa Square, which we operate under a right-to-use agreement, and other corporate costs. For the years ended December 31, 2015, 2014 and 2013, net revenues generated from Corporate and Others amounted to US$43.4 million, US$52.1 million and US$46.6 million representing 1.1%, 1.1% and 0.9% of our total net revenues, respectively.

City of Dreams Manila

We completed the acquisition of a majority interest in the issued share capital of MCP on December 19, 2012 and completed the injection of the entire interest of MCE Leisure Philippines, which is the developer and operator of our Philippines casino hotel resort project, “City of Dreams Manila” in March 2013. City of Dreams Manila opened its doors to customers in December 2014, with a grand opening in the first quarter of 2015. As of December 31, 2015, City of Dreams Manila operated approximately 1,579 slot machines, 83 electronic table games and 261 gaming tables. It also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2015 and 2014, net revenues generated from City of Dreams Manila amounted to US$300.4 million and US$7.6 million representing 7.6% and 0.2% of our total net revenues, respectively. No revenue was generated from City of Dreams Manila for the year ended December 31, 2013.

Summary of Financial Results

For the year ended December 31, 2015, our total net revenues were US$3.97 billion, a decrease of 17.2% from US$4.80 billion of net revenues for the year ended December 31, 2014. Net income attributable to Melco Crown Entertainment for the year ended December 31, 2015 was US$105.7 million, as compared to net income of US$608.3 million for the year ended December 31, 2014. The decline in profitability was primarily attributable to lower rolling chip revenues and mass market table games revenues in City of Dreams and Altira Macau, partially offset by the net revenues generated by Studio City and City of Dreams Manila, which started operations in October 2015 and December 2014, respectively.

	Year Ended December 31,
	2015	2014	2013
	(in thousands of US$)
Net revenues	$3,974,800	$4,802,309	$5,087,178
Total operating costs and expenses	(3,876,385)	(4,116,949)	(4,247,354)
Operating income	98,415	685,360	839,824
Net income attributable to Melco Crown Entertainment	$105,747	$608,280	$637,463

Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the cooperation agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option

•	On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

•	On June 24, 2014, MCP completed the 2014 Top-up Placement

•	On July 28, 2014, we drew down the entire delayed draw term loan facility under the Studio City Project Facility

•	On December 14, 2014, City of Dreams Manila started operations with its grand opening on February 2, 2015

•	In June 2015, we completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, drew down the entire term loan facility under the 2015 Credit Facilities and repaid the entire outstanding balance of the 2011 Credit Facilities

•	On October 27, 2015, Studio City started operations with its grand opening on the same date

•	On November 18, 2015, we completed an amendment to the Studio City Project Facility

•	On November 23, 2015, MCP completed the 2015 Private Placement

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

In the rolling chip market segment, customers purchase identifiable chips known as non-negotiable chips, or rolling chips, from the casino cage, and there is no deposit into a gaming table’s drop box for rolling chips purchased from the cage. Rolling chip volume and mass market table games drop are not equivalent. Rolling chip volume is a measure of amounts wagered and lost. Mass market table games drop measures buy in. Rolling chip volume is generally substantially higher than mass market table games drop. As these volumes are the denominator used in calculating win rate or hold percentage, with the same use of gaming win as the numerator, the win rate is generally lower in the rolling chip market segment than the hold percentage in the mass market table games segment.

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

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

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Revenues

Our total net revenues for the year ended December 31, 2015 were US$3.97 billion, a decrease of US$0.83 billion, or 17.2%, from US$4.80 billion for the year ended December 31, 2014. The decline in total net revenues was primarily attributable to lower rolling chip revenues and mass market table games revenues in City of Dreams and Altira Macau primarily driven by deteriorating demand from Chinese players as well as restrictive policies, partially offset by the net revenues generated by Studio City and City of Dreams Manila, which started operations in October 2015 and December 2014, respectively.

Our total net revenues for the year ended December 31, 2015 consisted of US$3.77 billion of casino revenues, representing 94.8% of our total net revenues, and US$207.5 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2014 comprised US$4.65 billion of casino revenues, representing 96.9% of our total net revenues, and US$148.1 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2015 were US$3.77 billion, representing a US$0.89 billion, or 19.1%, decrease from casino revenues of US$4.65 billion for the year ended December 31, 2014, primarily due to a decrease in casino revenues at City of Dreams and Altira Macau of US$1,049.1 million, or 28.2%, and US$165.9 million, or 22.8%, respectively, primarily driven by deteriorating demand from Chinese players as well as restrictive policies, partially offset by an increase in casino revenues at City of Dreams Manila of US$254.2 million since it started operations on December 14, 2014 and the casino revenues at Studio City of US$94.4 million since it started operations on October 27, 2015.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2015 was US$23.8 billion, representing a decrease of US$9.8 billion, or 29.2%, from US$33.6 billion for the year ended December 31, 2014. The rolling chip win rate (calculated before discounts and commissions) was 2.83% for the year ended December 31, 2015, within our expected level of 2.7% to 3.0%, and increased from 2.76% for the year ended December 31, 2014. In the mass market table games segment, mass market table games drop was US$616.1 million for the year ended December 31, 2015, representing a decrease of 18.6% from US$756.7 million for the year ended December 31, 2014. The mass market table games hold percentage was 17.9% for the year ended December 31, 2015, demonstrating an increase from 15.8% for the year ended December 31, 2014. Average net win per gaming machine per day was US$98 for the year ended December 31, 2015.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2015 of US$44.0 billion represented a decrease of US$38.1 billion, or 46.4%, from US$82.1 billion for the year ended December 31, 2014. The rolling chip win rate (calculated before discounts and commissions) was 2.91% for the year ended December 31, 2015, in line with our expected range of 2.7% to 3.0%, and increased from 2.83% for the year ended December 31, 2014. In the mass market table games segment, mass market table games drop was US$4.71 billion for the year ended December 31, 2015 which represented a decrease of US$0.58 billion, or 11.0%, from US$5.29 billion for the year ended December 31, 2014. The mass market table games hold percentage was 35.1% in the year ended December 31, 2015, while decreasing from 37.5% for the year ended December 31, 2014. Average net win per gaming machine per day was US$404 for the year ended December 31, 2015, a decrease of US$60, or 12.9%, from US$464 for the year ended December 31, 2014.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day remained stable at US$303 for both years ended December 31, 2015 and 2014.

Studio City. Studio City started operations on October 27, 2015. Mass market table games drop was US$365.3 million and the mass market table games hold percentage was 22.4% for the year ended December 31, 2015. Average net win per gaming machine per day was US$168 for the year ended December 31, 2015.

City of Dreams Manila. City of Dreams Manila started operations on December 14, 2014. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2015 was US$3.3 billion. The rolling chip win rate (calculated before discounts and commissions) was 2.30% for the year ended December 31, 2015. Our expected range was 2.7% to 3.0%. In the mass market table games segment, mass market table games drop was US$441.4 million and the mass market table games hold percentage was 26.3% for the year ended December 31, 2015. Average net win per gaming machine per day was US$170 for the year ended December 31, 2015.

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2015 were US$199.7 million, representing a US$63.3 million, or 46.4%, increase from room revenues (including the retail value of promotional allowances) of US$136.4 million for the year ended December 31, 2014. The increase was primarily due to the room revenues at City of Dreams Manila and Studio City since they started operations on December 14, 2014 and October 27, 2015, respectively. City of Dreams Manila has three hotels comprising Crown Towers hotel, Nobu Hotel and Hyatt City of Dreams Manila, which offer approximately 950 rooms in aggregate. Studio City consists of Celebrity Tower and the all-suite Star Tower, which offers approximately 1,600 guest rooms in total.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2015	2014	2015	2014	2015	2014
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	212	232	98%	99%	209	229
City of Dreams	201	197	99%	99%	198	195
Studio City	136	—	98%	—	133	—
City of Dreams Manila	191	207	86%	63%	164	130

Food, beverage and others. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2015 included food and beverage revenues of US$126.8 million and entertainment, retail and other revenues of US$117.5 million. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 included food and beverage revenues of US$84.9 million and entertainment, retail and other revenues of US$108.4 million. The increase of US$51.1 million in food, beverage and other revenues from the year ended December 31, 2014 to the year ended December 31, 2015 was primarily from a full year operation of City of Dreams Manila which features entertainment venues including DreamPlay by DreamWorks, Centerplay and two night clubs, and newly-opened Studio City with its attractions including Golden Reel, Batman Dark Flight, The House of Magic, as well as a vast array of food and beverage outlets. The increase was offset in part by the decrease in food, beverage and other revenues at City of Dreams mainly due to lower yield of rental income, lower food and beverage revenues and the decrease in ticket sales mainly from the decrease in visitation on certain non-gaming attractions and the temporary closure of TABOO show during the year ended December 31, 2015.

Operating costs and expenses

Total operating costs and expenses were US$3.88 billion for the year ended December 31, 2015, representing a decrease of US$240.6 million, or 5.8%, from US$4.12 billion for the year ended December 31, 2014. The decrease in operating costs was in-line with the declined gaming volume and associated lower revenues at City of Dreams and Altira Macau, partially offset by operating costs from City of Dreams Manila and newly-opened Studio City and the provision of input value-added tax as well as no gain on disposal of assets held for sale for the year ended December 31, 2015.

Casino. Casino expenses decreased by US$591.6 million, or 18.2%, to US$2.65 billion for the year ended December 31, 2015 from US$3.25 billion for the year ended December 31, 2014 primarily due to decrease in gaming tax and other levies and commission expenses at City of Dreams and Altira Macau, which decreased as a result of decreased gaming volume and an associated lower revenues, partially offset by the casino expenses at City of Dreams Manila and Studio City.

Rooms. Room expenses, which represent the costs of operating the hotel facilities were US$23.4 million and US$12.7 million for the years ended December 31, 2015 and 2014, respectively. The increase was primarily from the hotel operations in City of Dreams Manila and Studio City.

Food, beverage and others. Food, beverage and other expenses were US$120.8 million and US$85.6 million for the years ended December 31, 2015 and 2014, respectively. The increase was primarily due to the payroll, performers’ fee and other operating costs associated with City of Dreams Manila and Studio City, partially offset by the decrease in operating costs for the non-gaming attractions at City of Dreams, which was in-line with the decrease in business volumes.

General and administrative. General and administrative expenses increased by US$72.2 million, or 23.2%, to US$383.9 million for the year ended December 31, 2015 from US$311.7 million for the year ended December 31, 2014, primarily due to the general and administrative expenses for City of Dreams Manila and Studio City since their openings.

Payments to the Philippine Parties. Payments to the Philippine Parties increased to US$16.5 million for the year ended December 31, 2015 from US$0.9 million for the year ended December 31, 2014, due to the full year operations of City of Dreams Manila in 2015.

Pre-opening costs. Pre-opening costs were US$168.2 million for the year ended December 31, 2015 as compared to US$94.0 million for the year ended December 31, 2014. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. Pre-opening costs for the years ended December 31, 2015 and 2014 primarily related to the payroll expenses, rental, marketing, advertising and administrative costs in connection with Studio City and City of Dreams Manila. The increase was primarily due to the production cost for the short film “The Audition” and the increase in payroll expenses, marketing, advertising and other administrative costs associated with Studio City to cope with its opening on October 27, 2015, partially offset by the decrease in pre-opening costs in City of Dreams Manila, which started operations in December 2014 with the grand opening on February 2, 2015.

Development costs. Development costs were US$0.1 million and US$10.7 million for the years ended December 31, 2015 and 2014, respectively, which were predominantly for corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2015 and 2014.

Amortization of land use rights. Amortization of land use rights expenses were US$54.1 million and US$64.5 million for the years ended December 31, 2015 and 2014, respectively. The decrease was primarily due to the extension of the estimated lease term of the land use rights in Macau since October 2015.

Depreciation and amortization. Depreciation and amortization expenses were US$359.3 million and US$246.7 million for the years ended December 31, 2015 and 2014, respectively. The increase was primarily due to the full year depreciation of assets at City of Dreams Manila and approximately two months of depreciation of assets at Studio City, partially offset by the decrease due to certain assets becoming fully depreciated at City of Dreams during the year ended December 31, 2015 and the extension of estimated useful life of building structures of Altira Macau and City of Dreams since October 2015.

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property, which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2015 were US$38.1 million, which primarily included US$30.3 million provision of input value-added tax primarily pertaining to certain construction of City of Dreams Manila, which is expected to be non-recoverable and US$5.5 million termination costs as a result of departmental restructuring. Property charges and others for the year ended December 31, 2014 were US$8.7 million, which primarily included assets write-off of US$3.5 million on furniture, fixtures and equipment damaged by the typhoon in the Philippines and assets write-off and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange gain (loss), net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$13.9 million for the year ended December 31, 2015, as compared to US$20.0 million for the year ended December 31, 2014. The decrease was primarily due to lower level of deposits placed at banks during the year ended December 31, 2015.

Interest expenses were US$118.3 million (net of capitalized interest of US$134.8 million) for the year ended December 31, 2015, compared to US$124.1 million (net of capitalized interest of US$96.9 million) for the year ended December 31, 2014. The decrease in net interest expenses (net of interest capitalization) of US$5.8 million was primarily due to: (i) higher interest capitalization of US$37.9 million primarily associated with the Studio City and City of Dreams construction and development projects; (ii) lower interest charge of US$2.5 million arisen from the refinancing of the 2011 Credit Facilities with 2015 Credit Facilities in late June 2015; partially offset by (iii) US$35.0 million higher interest expenses on the term loan under the Studio City Project Facility drew in July 2014.

Other finance costs for the year ended December 31, 2015 of US$45.8 million, included US$38.5 million of amortization of deferred financing costs (net of capitalization of US$5.5 million) and US$7.3 million of loan commitment and other finance fees. Other finance costs for the year ended December 31, 2014 of US$47.0 million, included US$28.0 million of amortization of deferred financing costs (nil capitalization) and US$19.0 million of loan commitment and other finance fees. The increase in amortization of deferred financing costs compared to the year ended December 31, 2014 was primarily due to the recognition of amortized deferred financing costs incurred for the term loan under the Studio City Project Facility drawn in July 2014, which were offset in part by the capitalization of amortization of deferred financing costs for the year. The decrease in loan commitment and other finance fees compared to the year ended December 31, 2014 was primarily associated with the drawdown of term loan under the Studio City Project Facility in July 2014.

Loss on extinguishment of debt for the year ended December 31, 2015 was US$0.5 million, which mainly represented the unamortized deferred financing costs of the 2011 Credit Facilities that are not eligible for capitalization. There was no loss on extinguishment of debt for the year ended December 31, 2014.

Costs associated with debt modification for the year ended December 31, 2015 were US$7.6 million, which mainly represented legal and professional fees incurred for the loan documentation amendment of Studio City Project Facility and refinancing the 2011 Credit Facilities with 2015 Credit Facilities that are not eligible for capitalization. There were no costs associated with debt modification for the year ended December 31, 2014.

Income tax expense

Income tax expense for the year ended December 31, 2015 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau and Hong Kong Profits Tax of US$0.8 million, partially offset by a deferred tax credit of US$2.8 million. The effective tax rate for the year ended December 31, 2015 was a negative rate of 1.7%, as compared to a positive rate of 0.6% for the year ended December 31, 2014. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax of US$64.4 million and US$109.2 million during the years ended December 31, 2015 and 2014, respectively, which is set to expire in 2016, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions, and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2015 and 2014. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations; however, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$166.6 million for the year ended December 31, 2015, which compared to that of US$80.9 million for the year ended December 31, 2014, was primarily due to the share of the Studio City expenses of US$104.3 million and City of Dreams Manila expenses of US$62.3 million, respectively, by the respective minority shareholders for the year ended December 31, 2015. The year-over-year increase was primarily attributable to the increase in noncontrolling interests’ share of Studio City’s pre-opening costs, depreciation and amortization and other operating costs as well as the share of City of Dreams Manila’s operating costs and financing costs mainly due to lower interest capitalization, partially offset by the share of net revenues generated by Studio City and City of Dreams Manila.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$105.7 million for the year ended December 31, 2015, compared to US$608.3 million for the year ended December 31, 2014.

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

Food, beverage and others. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2014 included food and beverage revenues of US$84.9 million and entertainment, retail and other revenues of US$108.4 million. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2013 included food and beverage revenues of US$78.9 million, and entertainment, retail and other revenues of US$103.7 million. The increase of US$10.7 million in food, beverage and other revenues from the year ended December 31, 2013 to the year ended December 31, 2014 was primarily due to higher business volumes and improved yield of rental income at City of Dreams.

Operating costs and expenses

Total operating costs and expenses were US$4.12 billion for the year ended December 31, 2014, representing a decrease of US$130.4 million, or 3.1%, from US$4.25 billion for the year ended December 31, 2013. The decrease in operating costs was primarily due to a decrease in operating costs at Altira Macau, which were in-line with the decreased gaming volume and associated decrease in revenues, a decrease in development costs, the gain on disposal of assets held for sale, partially offset by increase in general and administrative expenses and pre-opening costs to support expanding operations.

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

Rooms. Room expenses, which mainly represent the costs of operating the hotel facilities at Altira Macau and City of Dreams were US$12.7 million and US$12.5 million for the years ended December 31, 2014 and 2013, respectively. The slight increase was primarily due to an increase in payroll and other operating costs as a result of increased occupancy, partially offset by a higher level of complimentary hotel rooms offered to gaming customers for which the associated costs were included in casino expenses.

Food, beverage and others. Food, beverage and other expenses were US$85.6 million and US$93.3 million for the years ended December 31, 2014 and 2013, respectively. The decrease was primarily due to a higher level of complimentary food, beverage and others offered to gaming customers for which the associated costs were included in casino expenses, partially offset by an increase in payroll and other operating costs associated with the increase in revenues.

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

Income tax expense

Income tax expense for the year ended December 31, 2014 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau, Macau Complementary Tax of US$2.8 million arising mainly due to a gain on disposal of assets held for sale and Hong Kong Profits Tax of US$1.2 million, partially offset by a deferred tax credit of US$4.5 million. No provision for income tax for certain subsidiaries of the Company in the Philippines for the years ended December 31, 2014 and 2013 and no provision for income tax in the United States of America for the year ended December 31, 2013 were provided as the subsidiaries incurred tax losses. The effective tax rate for the year ended December 31, 2014 was 0.6%, as compared to 0.4% for the year ended December 31, 2013. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax of US$109.2 million and US$125.7 million during the years ended December 31, 2014 and 2013, respectively, which is set to expire in 2016, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions, and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2014 and 2013. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations; however, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance through earnings.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$80.9 million for the year ended December 31, 2014, which compared to that of US$59.5 million for the year ended December 31, 2013, was primarily due to the share of the Studio City expenses of US$40.0 million and City of Dreams Manila expenses of US$40.9 million, respectively, by the respective minority shareholders for the year ended December 31, 2014. The year-over-year increase was primarily attributable to the noncontrolling interests’ share of City of Dreams Manila’s pre-operating expenses and financing costs during the year ended December 31, 2014 and the increase in the share of Studio City’s pre-operating expenses, partially offset by the decrease in share of Studio City’s financing costs mainly due to higher interest capitalization offset with the increase in interest expenses on the Studio City Project Facility, which was drawn in July 2014.

Net income attributable to Melco Crown Entertainment

As a result of the foregoing, we had net income of US$608.3 million for the year ended December 31, 2014, compared to US$637.5 million for the year ended December 31, 2013.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale, Corporate and Others expenses and other non-operating income and expenses, or Adjusted property EBITDA were US$932.0 million, US$1,285.5 million and US$1,379.1 million for the years ended December 31, 2015, 2014 and 2013, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$36.3 million, US$798.5 million and US$30.3 million, respectively, for the year ended December 31, 2015, US$84.8 million, US$1,165.6 million and US$36.3 million, respectively, for the year ended December 31, 2014 and US$147.3 million, US$1,193.2 million and US$40.2 million, respectively, for the year ended December 31, 2013. Studio City and City of Dreams Manila started operations on October 27, 2015 and December 14, 2014, respectively and recorded Adjusted property EBITDA of US$11.6 million and US$55.4 million, respectively, for the year ended December 31, 2015, negative US$1.3 million and US$6 thousand, respectively, for the year ended December 31, 2014, negative US$1.1 million and negative US$0.6 million, respectively, for the year ended December 31, 2013.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses, or Adjusted EBITDA, were US$816.2 million, US$1,166.5 million and US$1,287.8 million for the years ended December 31, 2015, 2014 and 2013, respectively.

Our management uses Adjusted property EBITDA to measure the operating performance of our Altira Macau, City of Dreams, Studio City, City of Dreams Manila and Mocha Clubs businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards.

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

Reconciliation of Adjusted EBITDA and Adjusted Property EBITDA to Net Income Attributable to Melco Crown Entertainment

	Year Ended December 31,
	2015	2014	2013
	(in thousands of US$)
Adjusted property EBITDA	$931,984	$1,285,474	$1,379,111
Corporate and Others expenses	(115,735)	(118,971)	(91,299)

Adjusted EBITDA	816,249	1,166,503	1,287,812
Payments to the Philippine Parties	(16,547)	(870)	—
Land rent to Belle Corporation	(3,476)	(3,562)	(3,045)
Pre-opening costs	(168,172)	(90,556)	(13,969)
Development costs	(110)	(10,734)	(26,297)
Depreciation and amortization	(470,634)	(368,394)	(382,806)
Share-based compensation	(20,827)	(20,401)	(14,987)
Property charges and others	(38,068)	(8,698)	(6,884)
Gain on disposal of assets held for sale	—	22,072	—
Interest and other non-operating expenses, net	(158,192)	(154,938)	(259,370)
Income tax expense	(1,031)	(3,036)	(2,441)

Net (loss) income	(60,808)	527,386	578,013
Net loss attributable to noncontrolling interests	166,555	80,894	59,450

Net income attributable to Melco Crown Entertainment	$105,747	$608,280	$637,463

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

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, we considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and our anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings are placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of US$5.8 million, an increase in net income attributable to Melco Crown Entertainment of US$5.8 million and an increase in basic and diluted earnings per share of US$0.004 for the year ended December 31, 2015.

Our land use rights in Macau under the land concession contracts for Altira Macau, City of Dreams and Studio City are being amortized over the estimated lease term of the land on a straight-line basis. The amortization of land use rights is recognized from the date construction commences. Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The estimated term of the leases are periodically reviewed. For the review of such estimated term of the leases under the applicable land concession contracts, we considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau, and our development plans. As a result, effective from October 1, 2015, the estimated term of the leases under the land concession contracts for Altira Macau, City of Dreams and Studio City, in accordance with the relevant accounting standards, have been extended to April 2047, May 2049 and October 2055, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years. The changes in estimated term of the leases under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of US$10.4 million, an increase in net income attributable to Melco Crown Entertainment of US$6.8 million and an increase in basic and diluted earnings per share of US$0.004 for the year ended December 31, 2015.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2015, 2014 and 2013 were US$1,455.8 million, US$1,637.3 million and US$912.4 million, respectively, of which US$1,258.4 million, US$1,312.7 million and US$800.7 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the development and construction of Studio City during the years ended December 31, 2015, 2014 and 2013, to the development and construction of various projects at City of Dreams, including the fifth hotel tower during the year ended December 31, 2015, and to the development and construction of City of Dreams Manila during the years ended December 31, 2014 and 2013. Refer to note 24 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

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

No impairment loss was recognized during the years ended December 31, 2015 and 2013. During the year ended December 31, 2014, an impairment loss of US$4.1 million was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau.

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

A detailed evaluation was performed as of December 31, 2015 and 2014 and each computed fair value of our reporting unit was in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2015 and 2014.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2015 and 2014. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

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

The expected volatility and expected term assumptions can impact the fair value of share options. We estimate the expected volatility based on our historical volatility and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the share options we granted. For 2015 awards, a 10% change in the volatility assumption would have resulted in a US$0.8 million change in fair value and a 10% change in the expected term assumption would have resulted in a US$0.3 million change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

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

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of Grand Hyatt Macau hotel, Hyatt City of Dreams Manila (collectively the “Hyatt Hotels”) and Taipa Square Casino. For the operations of the Hyatt Hotels, we are the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to us, and we receive all rewards and take substantial risks associated with the hotels’ business; we are the principal and the transactions of the Hyatt Hotels are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession. As such, we are the principal and casino revenues are therefore recognized on a gross basis.

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

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including our gaming promoters in Macau and the Philippines. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2015, 2014 and 2013, approximately 29.1%, 40.1% and 49.8% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2015 and 2014, a substantial portion of our markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2015, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.7 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2015 and 2014, we recorded valuation allowances of US$192.2 million and US$127.9 million, respectively; as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this report for discussion of recent changes in accounting standards.

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2015, we held unrestricted cash and cash equivalents, bank deposits with original maturity over three months and restricted cash of approximately US$1,611.0 million, US$724.7 million and US$317.1 million, respectively.

In June 2015, Melco Crown Macau completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the 2011 Credit Facilities and extended the repayment maturity date of the loans made under the 2011 Credit Facilities. The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$501.3 million) with a term of 6 years and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to approximately US$1.25 billion) with a term of 5 years. The 2015 Credit Facilities was used to refinance the outstanding balance of the 2011 Credit Facilities, with the remaining proceeds available for general corporate purposes. Under the 2015 Credit Facilities, we drew down the entire term loan and repaid the entire outstanding balance of the 2011 Credit Facilities, while the revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities introduced an incremental facility of up to US$1.3 billion to be made available, upon further agreement with the existing lenders under the 2015 Credit Facilities or other entities.

In addition, under the Studio City Project Facility (as amended from time to time), we have HK$10,855,880,000 (equivalent to approximately US$1.4 billion) comprising a five year HK$10,080,460,000 (equivalent to approximately US$1.3 billion) delayed draw term loan facility and a HK$775,420,000 (equivalent to approximately US$100.0 million) revolving credit facility. On July 28, 2014, we drew down the term loan under the Studio City Project Facility, while the revolving credit facility under the Studio City Project Facility remains available for future drawdown, subject to satisfaction of certain conditions precedent.

On October 14, 2015, MCP entered a PHP2.35 billion (equivalent to approximately US$50.0 million) Philippine Credit Facility with the availability up to August 31, 2016, which remains available for future drawdown, subject to satisfaction of certain conditions precedent. None of the Philippine Credit Facility has been drawn as of December 31, 2015.

In August 2014, we received an indictment from the Taipei District Prosecutor’s Office against the Taiwan branch office of one of our subsidiaries and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutor’s Office froze one of such Taiwan branch office’s deposit accounts, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen, in connection with the investigation related to this indictment. In October 2015, the Taipei District Court rendered a not guilty verdict in favor of the defendants, on all charges alleging violation of Taiwan banking and foreign exchange laws. The Taipei District Court also lifted the freeze order over such deposit account in October 2015. Such deposit was released from restricted cash in our financial statements upon lifting of the freeze order. The case is now under appeal at the Taipei High Court. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” for more details.

Under the Regular License granted by PAGCOR, the Philippine Licensees are required to set-up an escrow account with an amount of US$100.0 million with a universal bank mutually agreed by PAGCOR and the Philippine Licensees. All funds for the development of the casino project shall pass through the escrow account and all drawdowns of funds from the escrow account must be applied to City of Dreams Manila. The escrow account should have a maintaining balance of US$50.0 million equivalent until City of Dreams Manila’s completion. On March 21, 2013, MCE Leisure Philippines, as one of the Philippine Licensees, established a new escrow account replacing the existing escrow account and deposited US$50.0 million equivalent to the new escrow account. The escrow account funds were released from restricted cash during the year ended December 31, 2015.

The unspent cash proceeds from the offering of the Studio City Notes, and drawdown of the term loan under the Studio City Project Facility, are restricted only for payment of construction and development costs and other project costs of the Studio City project in accordance with Studio City Notes and Studio City Project Facility terms.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under the 2015 Credit Facilities, Studio City Project Facility and Philippine Credit Facility and additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2015	2014	2013
	(in thousands of US$)
Net cash provided by operating activities	$522,026	$894,614	$1,151,934
Net cash used in investing activities	(469,656)	(1,605,269)	(1,209,270)
Net cash (used in) provided by financing activities	(29,688)	926,950	(264,967)
Effect of foreign exchange on cash and cash equivalents	(9,311)	(397)	(5,149)

Net increase (decrease) in cash and cash equivalents	13,371	215,898	(327,452)
Cash and cash equivalents at beginning of year	1,597,655	1,381,757	1,709,209

Cash and cash equivalents at end of year	$1,611,026	$1,597,655	$1,381,757

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$522.0 million for the year ended December 31, 2015, compared to US$894.6 million for the year ended December 31, 2014. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance as described in the foregoing section net with decreased working capital for the operations. Net cash provided by operating activities was US$894.6 million for the year ended December 31, 2014, compared to US$1,151.9 million for the year ended December 31, 2013. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance, as described in the foregoing section, and increased working capital for the operations.

Investing Activities

Net cash used in investing activities was US$469.7 million for the year ended December 31, 2015, compared to net cash used in investing activities of US$1,605.3 million for the year ended December 31, 2014. The decrease was primarily due to a decrease in restricted cash, advance payments for construction costs and deposits for acquisition of property and equipment, partially offset by an increase in net placement of bank deposits with original maturity over three months and capital expenditure payments. Net cash used in investing activities for the year ended December 31, 2015 included capital expenditure payments of US$1,291.4 million, net increase of bank deposits with original maturity over three months of US$614.1 million, land use rights payment of US$31.7 million, deposits for acquisition of property and equipment of US$28.8 million and advance payments for construction costs of US$19.7 million, which were offset in part by a decrease in restricted cash of US$1,495.6 million during the year ended December 31, 2015 and the escrow funds refundable to the Philippine Parties of US$24.6 million.

The net decrease of US$1,495.6 million in the amount of restricted cash for the year ended December 31, 2015 was primarily due to the withdrawal and payment of Studio City project costs and interest of US$1,130.9 million, the release of US$225.0 million completion guarantee support cash from restricted cash upon the amendment of Studio City Project Facility, the release of Taiwan branch office’s deposit of US$90.7 million upon lifting of the freeze order and the release of US$50.0 million escrow account funds upon the completion of City of Dreams Manila.

The increase of US$614.1 million in the amount of bank deposits with original maturity over three months was due to new deposits placed during the year, partially offset by the withdrawal upon maturity of the deposits. As of December 31, 2015, we have placed bank deposits of US$724.7 million with their original maturity over three months for a better yield (December 31, 2014: US$110.6 million).

Our total capital expenditure payments for the year ended December 31, 2015 were US$1,291.4 million. Such expenditures were associated with our development and construction projects as well as enhancements to our integrated resort offerings of our properties. Deposits for acquisition of property and equipment were US$28.8 million for the year ended December 31, 2015 mainly associated with Studio City. We also paid US$24.4 million and US$7.3 million for the scheduled installment of Studio City’s and City of Dreams’ land premium payments during the year ended December 31, 2015.

Net cash used in investing activities was US$1,605.3 million for the year ended December 31, 2014, compared to net cash used in investing activities of US$1,209.3 million for the year ended December 31, 2013. The increase was primarily due to increased capital expenditure payments in 2014 related to Studio City and City of Dreams Manila. Net cash used in investing activities for the year ended December 31, 2014 included capital expenditure payment of US$1,214.9 million, an increase in restricted cash of US$678.2 million, advance payments for construction costs of US$107.6 million, deposits for acquisition of property and equipment of US$99.4 million and the land use rights payment of US$50.5 million, which were offset in part by a net decrease in bank deposits with original maturity over three months of US$516.3 million and net proceeds from sale of assets held for sale of US$29.3 million.

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

We expect to incur significant capital expenditures for the development of the fifth hotel tower at City of Dreams in Cotai, Macau and the future development of the remaining undeveloped land at Studio City. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2015, 2014 and 2013.

	Year Ended December 31,
	2015	2014	2013
	(in thousands of US$)
Macau:
Mocha Clubs	$6,446	$13,116	$6,515
Altira Macau	18,404	21,984	5,464
City of Dreams	331,503	264,922	97,654
Studio City	968,696	907,455	440,826

Sub-total	1,325,049	1,207,477	550,459
The Philippines:
City of Dreams Manila	98,884	405,196	359,854
Corporate and Others	31,909	24,632	2,042

Total capital expenditures	$1,455,842	$1,637,305	$912,355

Our capital expenditures for the year ended December 31, 2015 decreased from that of the year ended December 31, 2014 primarily due to the completion of City of Dreams Manila, net with the increase for the development of Studio City and various projects at City of Dreams, including the fifth hotel tower. Our capital expenditures for the year ended December 31, 2014 increased significantly from that of the year ended December 31, 2013 primarily due to the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower.

Advance payments for construction costs for the year ended December 31, 2015 were US$19.7 million, compared to US$107.6 million for the year ended December 31, 2014, which were incurred primarily for the development of various projects at City of Dreams, including the fifth hotel tower. Advance payments for construction costs for the year ended December 31, 2014 were US$107.6 million, compared to US$161.6 million for the year ended December 31, 2013, which were incurred primarily for the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including the fifth hotel tower.

Financing Activities

Net cash used in financing activities amounted to US$29.7 million for the year ended December 31, 2015, primarily due to (i) the scheduled repayment of the term loan under 2011 Credit Facilities of US$64.2 million; (ii) dividend payments of US$62.9 million; (iii) the payment of debt issuance cost primarily associated with the 2015 Credit Facilities of US$49.9 million, which were offset in part by (iv) net proceeds from the refinancing of 2011 Credit Facilities with 2015 Credit Facilities of US$148.3 million.

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

Net cash used in financing activities amounted to US$265.0 million for the year ended December 31, 2013, primarily due to (i) the early redemption of 2010 Senior Notes of US$600.0 million and the associated redemption costs of US$102.5 million; (ii) the early redemption of the RMB Bonds and Deposit-Linked Loan of

US$721.5 million which was partly funded by the proceeds from the offering of the 2013 Senior Notes and the proceeds from the issuance of the RMB Bonds pledged for the Deposit-Linked Loan; (iii) the repayment of the revolving credit facility under the 2011 Credit Facilities of US$212.5 million; (iv) the scheduled repayments of the term loan under the 2011 Credit Facilities of US$128.4 million; (v) prepaid debt issuance costs of US$56.5 million associated with the Studio City Project Facility; (vi) the payment of debt issuance costs associated with the 2013 Senior Notes and Studio City Notes of US$19.6 million and US$7.0 million, respectively; (vii) the settlement of the scheduled Studio City acquisition cost installment of US$25.0 million; and (viii) the purchase of MCE shares of US$8.8 million under trust arrangement for further vesting of restricted shares. These were offset in part by (i) the proceeds of the issuance of the 2013 Senior Notes of US$1.0 billion; (ii) net proceeds from the issuance of shares of MCP of US$338.5 million; and (iii) capital injection of US$280.0 million from the SCI minority shareholder, in accordance with our shareholder agreement.

Indebtedness

The following table presents a summary of our indebtedness as of December 31, 2015:

As of December 31, 2015
(in thousands of US$)
Studio City Project Facility	$1,295,689
2013 Senior Notes	1,000,000
Studio City Notes	825,000
2015 Credit Facilities	501,285
Philippine Notes	318,026
Aircraft Term Loan	22,705

$3,962,705

Major changes in our indebtedness during the year ended and subsequent to December 31, 2015 are summarized below.

In June 2015, Melco Crown Macau completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, which reduced and removed certain restrictions on our business that were imposed by the covenants of the 2011 Credit Facilities and extended the repayment maturity date of the loans made under the 2011 Credit Facilities. The 2015 Credit Facilities comprise a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$501.3 million) with a term of 6 years and a multicurrency revolving credit facility of HK$9.75 billion (equivalent to approximately US$1.25 billion) with a term of 5 years. Under the 2015 Credit Facilities, we drew down the entire term loan and repaid the entire outstanding balance of the 2011 Credit Facilities, while the revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. In addition, the 2015 Credit Facilities introduced an incremental facility of up to US$1.3 billion to be made available, upon further agreement with either any of the existing lenders under the 2015 Credit Facilities or other entities.

On October 14, 2015, MCP entered a PHP2.35 billion (equivalent to approximately US$50.0 million) Philippine Credit Facility with the availability up to August 31, 2016, which remains available for future drawdown, subject to satisfaction of certain conditions precedent. None of the Philippine Credit Facility has been drawn as of December 31, 2015.

In November 2015, Studio City Company Limited, as the borrower under the Studio City Project Facility, completed an amendment to the Studio City Project Facility, which included changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing to March 31, 2017. The amendment also included the creation of a new secured liquidity account held in the name of the borrower, which is freely used for Studio City operation, and credited with the US$225.0 million completion support funds previously provided by SCI as cash collateral in favor of the security agent for the facility. The opening date conditions under the Studio City Project Facility were met on February 1, 2016.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments Limited, MCE Cotai Investments Limited or certain of its subsidiaries held by us and/or Melco and Crown or certain of our subsidiaries (as the case may be) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance. The terms of the Studio City Notes, 2013 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2013 Senior Notes or Philippine Notes (as the case may be) (and, in the case of a decline of the shareholding of Melco Crown Macau under the 2013 Senior Notes, which is accompanied by a ratings decline) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

For further details of the above indebtedness, see note 11 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, the fifth hotel tower at City of Dreams in Cotai, Macau and the remaining undeveloped land at Studio City.

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

For the purpose of financing the first phase of Studio City, we offered the US$825.0 million Studio City Notes and drew down the term loan of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) under the Studio City Project Facility, in November 2012 and July 2014, respectively. As of the date of this annual report, MCE and the SCI minority shareholder have contributed US$1,250.0 million to the first phase of Studio City in accordance with the shareholder agreement. The first phase of Studio City’s grand opening occurred on October 27, 2015 and the opening date conditions under the Studio City Project Facility were met on February 1, 2016.

On May 20, 2015, our board approved the implementation of a US$500 million stock repurchase program which, together with the Company’s dividend policy, provides us with an another mechanism to return surplus capital efficiently while retaining flexibility to fund our current operations and future development pipeline. For our dividend policy, see “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” During the year ended December 31, 2015, no ordinary shares were repurchased under this program.

The Company commenced expansion of its retail precinct at City of Dreams, which is expected to open in mid-2016. We are also developing the fifth hotel tower at City of Dreams.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2015, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling US$254.7 million including advance payments for construction costs of US$26.5 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 22 to the consolidated financial statements included elsewhere in this annual report.

Each of Melco Crown Macau and Studio City Company Limited has a corporate rating of “BB” and “BB-” by Standard & Poor’s, respectively, and each of MCE Finance and Studio City Finance has a corporate rating of “Ba3” and “B2” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

Restrictions on Distributions

For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 4. Information on the Company — B. Business Overview — Restrictions on Distribution of Profits.” See also “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 19 to the consolidated financial statements included elsewhere in this annual report.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into license or hotel management agreements with the following entities or groups for allowing us to have exclusive and non-transferable license rights to use their trademarks for our properties:

•	Crown Melbourne Limited in relation to the use of the Crown trademark in Macau and the Philippines;

•	Hyatt group in relation to the use of various trademarks owned by Hyatt group for the branding of the twin-tower hotels at City of Dreams;

•	Hard Rock Holdings Limited in relation to the use of the Hard Rock brand in Macau at City of Dreams.

•	Nobu Hospitality LLC in relation to the use of certain trademarks and intellectual property rights owned by Nobu in connection with its development, operation and management of the Nobu hotel and restaurant at City of Dreams Manila;

•	Hyatt International Corporation and MCE Leisure Philippines, under which various trademarks owned by Hyatt are licensed to MCE Leisure Philippines for its operation of a hotel at City of Dreams Manila; and

•	DreamWorks Animation and MCE Leisure Philippines, under which various trademarks and other intellectual property rights owned by DreamWorks Animation are licensed to MCE Leisure Philippines for its operation of DreamPlay by DreamWorks, a family entertainment center at City of Dreams Manila.

In addition, we also purchase gaming tables and gaming machines and enter into licensing agreements for the use of certain tradenames and, in the case of the gaming machines, the right to use software in connection therewith. These include a license to use a jackpot system for the gaming machines. For other intellectual property that we owned, see “Item 4. Information on the Company — B. Business Overview — Intellectual Property.”

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•	Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaign and close monitoring of cross-border currency movement, as well as slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•	The gaming and leisure market in Macau and the Philippines are developing and the competitive landscapes are expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau and the Entertainment City of the Philippines intensify the competition in the business that we are in;

•	Gaming promoters in Macau are experiencing decreased liquidity that has resulted in the cessation of business of certain gaming promoters, this trend may affect our operations in a number of ways:

–	as most of our gaming promoters are provided with credit as part of the ordinary course of business, our gaming promoters’ failure in business may expose us to higher credit risk;

–	if any of our gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigations and regulatory enforcement actions may increase, this in turn may expose us to higher risk for litigation, regulatory enforcement actions and damage to our reputations; and

–	since we depend on gaming promoters for our VIP gaming revenue, their failure may expose us to a higher operational risk.

See also “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview — Market and Competition,” and other information elsewhere in this annual report for recent trends affecting our revenues and costs since the previous financial year and a discussion of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause the reported financial information not necessarily to be indicative of future operating results or financial condition.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other known contractual obligations are summarized below as of December 31, 2015.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
Studio City Project Facility	$77.7	$1,218.0	$—	$—	$1,295.7
2013 Senior Notes	—	—	—	1,000.0	1,000.0
Studio City Notes	—	—	825.0	—	825.0
2015 Credit Facilities	22.6	90.2	90.2	298.3	501.3
Philippine Notes	—	—	318.0	—	318.0
Aircraft Term Loan	6.2	13.0	3.5	—	22.7
Fixed interest payments(2)	140.0	280.0	235.7	6.2	661.9
Variable interest payments(3)	71.4	76.4	13.8	2.8	164.4
Other finance fees(4)	1.0	2.0	0.1	—	3.1
Capital lease obligations(5)	32.0	73.2	87.8	679.0	872.0
Operating lease obligations:
Operating leases, including City of Dreams Manila and Mocha Clubs locations	25.3	45.2	39.4	80.4	190.3
Construction costs and property and equipment retention payables	53.6	0.6	—	—	54.2
Other contractual commitments:
Government annual land use fees(6)	1.9	4.0	5.2	23.9	35.0
Fixed interest on land premium(6)	0.1	—	—	—	0.1
Construction, plant and equipment acquisition commitments(7)	156.2	98.5	—	—	254.7
Gaming subconcession premium(8)	26.9	53.8	53.8	40.1	174.6

Total contractual obligations	$614.9	$1,954.9	$1,672.5	$2,130.7	$6,373.0

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	Amounts included the gross up withholding tax on interest expenses for the Philippine Notes in accordance with the terms of the notes facility and security agreement.

(3)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and HIBOR or LIBOR as at December 31, 2015 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(4)	The amounts represent the other finance fees for the Philippine Notes in accordance with the terms of the notes facility and security agreement.

(5)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on capital lease obligations.

(6)	The City of Dreams, Altira Macau and Studio City sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. See “Item 4. Information on the Company — B. Business Overview — Our Land and Premises” for further details of the land concession obligations.

(7)	See note 22(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.

(8)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and minimum variable premium of MOP45.0 million (approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2015 through to the termination of the gaming subconcession in June 2022.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	39	Co-chairman, chief executive officer and executive director
James Douglas Packer	48	Co-chairman and non-executive director
John Peter Ben Wang	55	Non-executive director
Clarence Yuk Man Chung	53	Non-executive director
William Todd Nisbet	48	Non-executive director
Robert John Rankin	52	Non-executive director
James Andrew Charles MacKenzie	62	Independent non-executive director
Thomas Jefferson Wu	43	Independent non-executive director
Alec Yiu Wa Tsui	66	Independent non-executive director
Robert Wason Mactier	51	Independent non-executive director
Geoffrey Stuart Davis	47	Executive vice president and chief financial officer
Stephanie Cheung	53	Executive vice president and chief legal officer
Akiko Takahashi	62	Executive vice president and chief human resources/corporate social responsibility officer
Ying Tat Chan aka Ted Chan	44	Chief operating officer
Jaya Jesudason	73	Executive vice president, construction and design

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

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a member of the Board of Directors and a vice patron of The Community Chest of Hong Kong; member of Science and Technology Council of the Macau SAR Government; member of All China Youth Federation; member of Macau Basic Law Promotional Association; chairman of Macau International Volunteers Association; member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary Patron of The Canadian Chamber of Commerce in Macao; honorary president of Association of Property Agents and Real Estate Developers of Macau and director executive of Macao Chamber of Commerce. In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005.

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

In 2014, Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time, and was one of the recipients of the Asian Corporate Director Recognition Awards for three consecutive years. In 2015, he was also awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for the fourth time, and was granted the Leadership Gold Award in the Business Awards of Macau.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. James Douglas Packer was appointed as our non-executive director on March 8, 2005 and has served as our co-chairman since March 2005. Mr. Packer is the majority owner of Crown, an operator of casinos and integrated resorts. Mr. Packer is also the chairman of Consolidated Press Holdings Pty Limited (the largest shareholder of Crown), having been appointed in January 2006. Mr. Packer is a director of Crown Melbourne Limited, a casino and integrated resort operator, having been appointed in July 1999, and Burswood Limited, a casino and integrated resort operator, having been appointed in September 2004. His previous directorships include Challenger Limited (formerly called Challenger Financial Services Group Limited) from November 2003 to September 2009, SEEK Limited from October 2003 to August 2009, Sunland Group Limited from July 2006 to August 2009, Ten Network Holdings Limited from December 2010 to March 2011, Ellerston Capital Limited from August 2004 to August 2011, Consolidated Media Holdings Limited from December 2007 to November 2012 and Crown from July 2007 to December 2015.

Mr. John Peter Ben Wang was appointed as our non-executive director on November 21, 2006. Mr. Wang is currently the deputy chairman and executive director of Summit Ascent Holdings Limited (“Summit Ascent”), a company listed on the HKSE, and before that, he was the chairman of Summit Ascent from March 2011 to July 2013. He previously held non-executive directorships in MelcoLot Limited, Oriental Ginza Holdings Limited (now renamed as Carnival Group International Limited), China Precious Metal Resources Holdings Co., Ltd., and Anxin-China Holdings Limited, companies listed on the HKSE. Mr. Wang was the chief financial officer of Melco from 2004 to September 2009. Prior to joining Melco in 2004, he had over 18 years of professional experience in the securities and investment banking industry. He was the managing director of JS Cresvale Securities International Limited (HK) from 1998 to 2004 and prior to 1998, he worked for Deutsche Morgan Grenfell (HK), CLSA (HK), Barclays (Singapore), SG Warburg (London), Salomon Brothers (London), the London Stock Exchange and Deloitte Haskins & Sells (London). Mr. Wang qualified as a chartered accountant with the Institute of Chartered Accountants in England and Wales in 1985. He graduated from the University of Kent at Canterbury in the United Kingdom with a bachelor degree in accounting in July 1982.

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

Mr. Robert John Rankin was appointed as our non-executive director on May 20, 2015. He is also Chairman of Crown and Chief Executive Officer of Consolidated Press Holdings Pty Limited, Crown’s major shareholder. Mr. Rankin joined Deutsche Bank AG in June 2009 and has been a member of the Group Executive Committee since January 2011. He was the first CEO from Asia Pacific to become a member of the Group Executive Committee. Between October 2009 and June 2012, he was the Chief Executive Officer for Deutsche Bank in the Asia Pacific (ex-Japan) region and was responsible for the Bank’s management and strategic development in the region. In June 2012, Mr. Rankin was appointed Co-Global Head of Corporate Banking & Securities (“CB&S”) and Global Head of Corporate Finance where he was based out of London. Mr. Rankin completed Bachelor degrees in Economics and Law from the University of Sydney in 1985 and 1987 respectively before taking time off to travel through India and Southeast Asia. Upon returning to Sydney, Mr. Rankin worked as a securities and mergers and acquisitions lawyer at Blake Dawson Waldron. Whilst working at Blake Dawson Waldron, Mr. Rankin was also a member of the Australian Stock Exchange Listing Committee.

After joining the Australian arm of the Swiss Bank Corporation (merging to become UBS in 1998), Mr. Rankin quickly rose through the ranks in the Sydney office of UBS and relocated to Hong Kong in 2001 to be the UBS Head of Asia Pacific telecommunications, media and technology. In 2003, he was named by UBS as Managing Director and Co-Head of Investment Banking, Asia Pacific (ex Japan), and was sole Managing Director and Head a year later. In this role, he had responsibility for corporate and government advisory engagements, debt and equity origination and mergers and acquisitions in the region. He also served on the UBS Investment Bank Board. Mr. Rankin joined Deutsche Bank in 2009 where he immediately repeated the growth success he managed at UBS. Under his leadership, Deutsche Bank became the No.1 ranked investment bank for initial public offerings in the Asia region and No.3 for overall investment banking in 2012 according to Dealogic.

As Co-Head of CB&S Mr. Rankin was responsible for Deutsche Bank’s leading global investment banking business serving institutional, corporate and sovereign clients from over 100 offices in 40 countries. As Head of Corporate Finance, he oversaw Deutsche Bank’s leading global capital markets, origination and advisory businesses and acted as trusted advisor to many of Deutsche Bank’s most important clients. CB&S is consistently ranked as a top-tier investment bank for Corporate Finance and Sales & Trading and recognized as an industry leader in areas including Electronic Trading, Structured Finance and Prime Finance. It has a strong global franchise across mergers and acquisitions, including advisory, debt and equity origination and issuance, and capital markets coverage of large and medium-sized corporations. In addition to his client responsibilities, Mr. Rankin oversaw several internal CB&S programmes covering regulatory readiness, cultural change and talent development.

Mr. James Andrew Charles MacKenzie was appointed as an independent non-executive director on April 24, 2008 and was appointed as an independent non-executive director of MCP, our subsidiary listed on the Philippine Stock Exchange on December 19, 2012. He is the chairman of our audit committee and also serves as the MCP audit committee chairman and as a member of MCP’s nominating and corporate governance committee and compensation committee. Mr. MacKenzie was appointed as the chairman of ShineWing Australia on February 1, 2015 and the chairman of Victorian Funds Management Corporation on June 25, 2015. He has extensive experience as a company director, having held a number of directorships including, director and co-vice chairman of Yancoal Australia Limited, from June 2012 to April 2014, non-executive director and chairman of Mirvac Group from November 2005 to January 2014 and November 2005 to November 2013 respectively, and non-executive director and chairman of Pacific Brands Limited from May 2008 to May 2013 and May 2008 to May 2012 respectively. He led the transformation of the Victorian Government’s Personal Injury Schemes from 2000 to 2007. Prior to 2005, Mr. MacKenzie held senior executive positions with ANZ Banking Group, Standard Chartered Bank and Norwich Union plc and was a partner in both the Melbourne and Hong Kong offices of an international accounting firm now part of Deloitte. In 2001, Mr. MacKenzie was awarded the Australian Centenary Medal for services to public administration. In October 2015, Mr. MacKenzie was appointed as the President of the Victorian Arts Centre Trust for a term from December 11, 2015 to June 30, 2018. He obtained a bachelor of business (accounting and quantitative methods) degree from the Swinburne University of Technology in 1974. Mr. MacKenzie has been a Fellow of both the Institute of Chartered Accountants in Australia and the Australian Institute of Company Directors since 1974 and 1994, respectively.

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

Mr. Wu graduated with high honors from Princeton University in 1994 with a Bachelor of Science degree in Mechanical and Aerospace Engineering. He then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a Master of Business Administration degree in 1999. In 2015, he was conferred an honorary fellowship by Lingnan University.

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

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Government’s Standing Committee on Disciplined Services Salaries and Conditions of Service, the Vice Patron of the Community Chest of Hong Kong, a member of Hong Kong Tourism Board and a board member of the Asian Youth Orchestra Limited. He is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, he was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University and a member of the Court of The Hong Kong University of Science and Technology.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. He is the vice president (Asia/Oceania) of International Ice Hockey Federation, the co-founder and chairman of Hong Kong Amateur Club Limited and the Hong Kong Academy of Ice Hockey Limited, as well as the chairman of Hong Kong Ice

Hockey Officials Association Limited. He is also the honorary president of the Hong Kong Ice Hockey Association Limited — the national sports association of ice hockey in Hong Kong, the vice-chairman of Chinese Ice Hockey Association, honorary president of Macau Ice Sports Federation and honorary chairman of Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” He was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. He is the chairman of our nominating and corporate governance committee, a member of our audit committee and a member of our compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. He was the chairman of the Hong Kong Securities Institute from 2001 to 2004. He was a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of each of China BlueChemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013 and China Oilfield Services Limited from June 2009 to June 2015, all of which are companies listed on the HKSE. Mr. Tsui has been the chairman of WAG Worldsec Corporate Finance Limited since 2006 and a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. He is also an independent non-executive director of a number of companies listed on the HKSE, Nasdaq, the Shanghai Stock Exchange and the Philippine Stock Exchange, including COSCO International Holdings Limited since 2004, China Power International Development Limited since 2004, Pacific Online Limited since 2007, ATA Inc. since 2008, Summit Ascent Holdings Limited since March 2011, MCP since December 2012, Kangda International Environmental Company Limited since July 2014 and DTXS Silk Road Investment Holdings Company Limited since December 2015.

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$25.27 million for the year ended December 31, 2015.

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

Equity Awards

On March 30, 2015, we granted share options to acquire 1,203,528 of our ordinary shares pursuant to the 2011 Share Incentive Plan, to directors and senior executive officers of our Company with exercise prices of US$7.48 per share, and 750,882 restricted shares with grant date fair value (closing price of the grant date) at US$7.24 per share. On March 18, 2016, we granted share options to acquire 2,271,504 of our ordinary shares pursuant to the 2011 Share Incentive Plan, to directors and senior executive officers of our Company with exercise prices of US$5.7567 per share, and 1,048,992 restricted shares with grant date fair value (closing price of the grant date) at US$5.7567 per share. The options expire 10 years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value. See “— E. Share Ownership” for descriptions of the 2011 Share Incentive Plan.

On September 29, 2015, we granted 2,346,767 restricted MCP Shares with grant date fair value (closing price of the grant date) at PHP3.99 per MCP Share pursuant to the MCP Share Incentive Plan, to directors and senior executive officers of our Company. We will issue MCP Shares to such grantees upon vesting of restricted MCP Shares at par value. See “— E. Share Ownership” for descriptions of the MCP Share Incentive Plan.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2015, we set aside or accrued approximately US$0.3 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”

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

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest versions of the nominating and corporate governance committee charter and the audit committee charter adopted on August 8, 2015 and December 9, 2015 respectively and the latest version of the compensation committee charter adopted on August 5, 2015. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

Audit Committee

Our audit committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and James Andrew Charles MacKenzie, and is chaired by Mr. MacKenzie. Each of the committee members satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. We believe that Mr. MacKenzie qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the committee is to assist our board in overseeing and monitoring:

•	the audits of the financial statements of our Company;

•	the qualifications and independence of our independent auditors;

•	the performance of our independent auditors;

•	the account and financial reporting processes of our Company and the integrity of our systems of internal accounting and financial controls;

•	legal and regulatory issues relating to the financial statements of our Company, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;

•	the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee;

•	the integrity and effectiveness of our internal audit function; and

•	the risk management policies, procedures and practices.

The duties of the committee include:

•	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor and after considering a tendering process for the appointment of the independent auditor every five years;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	at least annually, obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	discussing with our independent auditor and our management, among other things, the audits of the financial statements, including whether any material information brought to their attention should be disclosed, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	reviewing and recommending the financial statements to our disclosure committee for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	approving all material related party transactions brought to its attention, without further approval of our board;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	approving the internal audit charter and annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	assessing Chief Risk Officer and senior management’s policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, and making recommendations with respect to our risk management process for the board’s approval;

•	reviewing our financial controls, internal control and risk management systems, and discussing with our management the system of internal control and ensuring that our management has discharged its duty to have an effective internal control system including the adequacy of resources, the qualifications and experience of our accounting and financial staff, and their training programs and budget;

•	together with our board, evaluating the performance of the audit committee on an annual basis;

•	assessing the adequacy of its charter; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and Robert Wason Mactier, and is chaired by Mr. Tsui. The purpose of the committee is to assist our board in discharging its responsibilities regarding:

•	the identification of qualified candidates to become members and chairs of the board committees and to fill any such vacancies, and reviewing the appropriateness of the continued service of directors;

•	ensuring that our board meets the criteria for independence under the Nasdaq corporate governance rules and nominating directors who meet such independence criteria;

•	oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), the Cayman Islands, the SEC and Nasdaq;

•	the development and recommendation to our board of a set of corporate governance principles applicable to our Company; and

•	the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee.

The duties of the committee include:

•	making recommendations to our board for its approval, the appointment or re-appointment of any members of our board and the chairs and members of its committees, including evaluating any succession planning;

•	reviewing on an annual basis the appropriate skills, knowledge and characteristics required of board members and of the committees of our board, and making any recommendations to improve the performance of our board and its committees;

•	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;

•	developing a set of corporate governance principles and reviewing such principles at least annually;

•	deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee, should be disclosed;

•	reviewing and monitoring the training and continuous professional development of our directors and senior management;

•	developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and directors;

•	together with the board, evaluating the performance of the committee on an annual basis;

•	assessing the adequacy of its charter; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.

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

D. EMPLOYEES

Employees

We had 21,414 and 18,367 employees as of December 31, 2015 and 2014, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2015 and 2014. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2015		2014
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	703	3.3%	750	4.1%
Altira Macau	1,929	9.0%	2,428	13.2%
City of Dreams	8,250	38.5%	9,244	50.3%
Corporate and centralized services	804	3.8%	837	4.6%
Studio City	5,228	24.4%	95	0.5%
City of Dreams Manila	4,500	21.0%	5,013	27.3%

Total	21,414	100.0%	18,367	100.0%

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), scholarship awards, as well as fast track promotion training initiatives. In September 2015, we launched the MCE You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of April 5, 2016.

Name	Number of ordinary shares	Approximate percentage of shareholding
Lawrence Yau Lung Ho	559,229,043 (1)	34.29%
	13,313,352 (2)	0.82%
James Douglas Packer	559,229,043 (3)	34.29%
	47,022 (4)	0.0029%
John Peter Ben Wang	*	*
Clarence Yuk Man Chung	*	*
William Todd Nisbet	*	*
Robert John Rankin	*	*
James Andrew Charles MacKenzie	*	*
Thomas Jefferson Wu	*	*
Alec Yiu Wa Tsui	*	*
Robert Wason Mactier	*	*
Geoffrey Stuart Davis	*	*
Stephanie Cheung	*	*
Akiko Takahashi	*	*
Ying Tat Chan aka Ted Chan	*	*
Jaya Jesudason	*	*

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)	Represents 559,229,043 ordinary shares beneficially owned by Mr. Lawrence Ho through Melco Leisure. See “Item 7. Major shareholders and related party transactions” for more details.
(2)	Represents 13,313,352 ordinary shares in which Mr. Lawrence Ho had direct interest as of April 5, 2016, of which 9,250,843 ordinary shares are in the form of share options and restricted shares granted under the 2006 and 2011 Share Incentive Plans. The following table summarizes, as of April 5, 2016, the outstanding options and restricted shares held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Last exercisable date and expiration date of share options	Exercise price of share options per share / Fair value of restricted shares at grant date per share (US$)		Number of underlying shares outstanding
Lawrence Yau Lung Ho	Share options	March 17, 2009	March 16, 2019	1.09		2,898,774
	Share options	November 25, 2009	March 17, 2018	1.43		755,058
	Share options	March 23, 2011	March 22, 2021	2.52		1,446,498
	Share options	March 29, 2012	March 28, 2022	4.70		474,399
	Share options	May 10, 2013	May 9, 2023	5.7567	+	362,610
	Share options	March 28, 2014	March 27, 2024	5.7567	+	320,343
	Share options	March 30, 2015	March 29, 2025	5.7567	+	690,291
	Share options	March 18, 2016	March 17, 2026	5.7567		1,302,840
	Restricted shares	May 10, 2013	N/A	8.27		60,435
	Restricted shares	March 28, 2014	N/A	12.49		160,171
	Restricted shares	March 30, 2015	N/A	7.24		345,144
	Restricted shares	March 18, 2016	N/A	5.7567		434,280

+ With effect from March 18, 2016, all outstanding share options awarded in 2013, 2014 and 2015 under the 2011 Share Incentive Plan were modified to state a lower exercise price and extend the vesting schedule.

(3)	Represents 559,229,043 ordinary shares beneficially owned by Mr. James Packer through Crown Asia Investments. See “Item 7. Major shareholders and related party transactions” for more details.
(4)	Represents 47,022 ordinary shares in which Mr. James Packer had direct interest as of April 5, 2016, of which 35,094 ordinary shares are in the form of restricted shares granted under the 2011 Share Incentive Plan. The following table summarizes, as of April 5, 2016, the outstanding restricted shares held by Mr. James Packer:

Name	Type of awards	Grant date	Last exercisable date and expiration date of share options	Exercise price of share options per share / Fair value of restricted shares at grant date per share (US$)	Number of underlying shares outstanding
James Douglas Packer	Restricted shares	March 28, 2014	N/A	12.49	3,204
	Restricted shares	March 30, 2015	N/A	7.24	11,046
	Restricted shares	March 18, 2016	N/A	5.7567	20,844

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

Share Incentive Plans

We adopted the 2006 Share Incentive Plan, 2011 Share Incentive Plan and MCP Share Incentive Plan. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan. As of December 31, 2015, there was no unvested share options and restricted share under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. The 2011 Share Incentive Plan was further amended by our shareholders at the annual general meeting held on May 20, 2015 and became effective upon the voluntary withdrawal of our shares on the HKSE on July 3, 2015. The maximum aggregate number of shares which may be issued pursuant to all awards is 100,000,000 shares and the plan will expire 10 years after December 7, 2011. As of December 31, 2015, we have granted (i) share options to subscribe for a total of 7,235,811 shares and (ii) restricted shares in respect of a total of 4,179,537 shares, pursuant to the 2011 Share Incentive Plan. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

On May 15, 2013, we announced our grant of the authorization to the trustee which administers our 2011 Share Incentive Plan to purchase ADSs on Nasdaq for the purpose of satisfying our obligations to deliver ADSs under the 2011 Share Incentive Plan (“Purchase Program”). Under the Purchase Program, the trustee can purchase ADS on the open market at the price range to be determined by the Company’s management from time to time. This Purchase Program may be terminated or suspended by us at any time. During the year ended December 31, 2015, no ADS purchase was made by the trustee.

The following paragraphs describe the principal terms included in the current 2011 Share Incentive Plan.

Types of Awards. The awards that may be granted under the plan include options, incentive share options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.

Eligible Participants. We may grant awards to directors, employees and consultants of our Company, any parent or subsidiary of our Company, or any of our related entities that our board designates as a related entity for the purposes of the 2011 Share Incentive Plan. Our compensation committee may, from time to time, select from among all eligible individuals, those to whom awards shall be granted and shall determine the nature and amount of each award.

Option Periods and Payments. Our compensation committee may in its discretion determine, subject to the plan expiration period, the period within which shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option.

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

Exercise Price. Our compensation committee may determine the exercise price or purchase price, if any, of any award. Our compensation committee, in its absolute and sole discretion, may reduce the exercise price amount set forth in any award agreement after grant. If we grant an incentive share option award to an employee who, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our shares, the exercise price may not be less than 110% of the fair market value of our ordinary shares on the date of that grant.

Term of Awards. The term of each award shall be stated in the award agreement. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. An option may not be exercised after 10 years from the date of the grant and other timing limits may apply to such exercise as set out in the award agreement or the 2011 Share Incentive Plan.

Change in Control and Corporate Transactions. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a change of control of our Company, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 12 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.

Amendment and Termination. With the approval of the Board, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan, except certain amendments requiring Shareholders’ approval pursuant to the applicable law. Except amendments made pursuant to the above, no termination, amendment, or modification of the plan shall adversely affect in any material way any award previously granted under the plan or any previous plans, without the prior written consent of the participant.

The 2011 Share Incentive Plan will expire 10 years after December 7, 2011, the date on which it became effective. No awards may be granted pursuant to the plan after that time.

Vesting Schedule. In general, our compensation committee determined, or the award agreement would specify, the vesting schedule.

MCP Share Incentive Plan

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MCP adopted the MCP Share Incentive Plan to promote the success and enhance the value of MCP, by linking the personal interests of members of the board of directors, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies. The MCP Share Incentive Plan, with amendments, was approved by our shareholders and by MCP shareholders on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013, which is the effective date of the MCP Share Incentive Plan. The MCP Share Incentive Plan was further amended by our shareholders at the annual general meeting held on May 20, 2015 and by MCP shareholders at the annual stockholders meeting held on May 18, 2015. The amended MCP Share Incentive Plan is pending the approval of the Philippine Securities and Exchange Commission, before it can take effect. The MCP Share Incentive Plan will expire 10 years after June 24, 2013. The maximum aggregate number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330, subject to compliance with the Securities Regulation Code of the Philippines, as amended, and the rules and regulations promulgated thereunder (“Securities Law”). The overall limit on the number of MCP Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the MCP Share Incentive Plan and any other share incentive plans of MCP must not exceed 5% of the MCP Shares in issue from time to time.

Persons eligible to participate in the plan include directors, employees and consultants of MCP, its subsidiaries and the Parent for the purposes of the MCP Share Incentive Plan.

The compensation committee of MCP board may determine the exercise price, or purchase price, if any, of any award. There is no requirement under the Philippine law governing the determination of the option exercise price, except that option exercise price shall not be below the par value of the shares. The compensation committee of MCP board, in its absolute and sole discretion, may reduce the exercise price amount set forth in any award agreement after grant, but in any event shall be in compliance with the Securities Law. If MCP grants an incentive share option award to an employee who, at the time of that grant, owns MCP Shares representing more than 10% of the voting power of all classes of MCP Shares, the exercise price may not be less than 110% of the fair market value of MCP Shares on the date of that grant.

An option may not be exercised after 10 years from the date of the grant and other timing limits may apply to such exercise.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of April 5, 2016 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	559,229,043	34.29
Crown Asia Investments (4)(5)	559,229,043	34.29

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. Melco and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting and disposition of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “— Melco Crown Joint Venture.” However, Melco and Crown each disclaim beneficial ownership of the shares of our Company owned by the other.
(2)	The address of Melco and Melco Leisure is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco is listed on the Main Board of the HKSE.
(3)	As at April 5, 2016, Mr. Lawrence Yau Lung Ho, our co-chairman, chief executive officer and executive director as well as the chairman, chief executive officer and executive director of Melco, personally holds 27,699,132 ordinary shares of Melco, representing approximately 1.79% of Melco’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust, representing approximately 7.71%, 19.04%, 3.29% and 0.47% of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 306,382,187 ordinary shares of Melco, representing 19.81% of Melco’s shares. Therefore, we believe that Mr. Ho beneficially owns an aggregate of 806,036,396 ordinary shares of Melco, representing approximately 52.11% of Melco’s ordinary shares outstanding. Melco Leisure is a direct wholly-owned subsidiary of Melco.
(4)	The address of Crown, Crown Entertainment Group Holdings and Crown Asia Investments is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange.
(5)	As of April 5, 2016, Crown was approximately 53.01% owned by Consolidated Press Holdings Pty Limited and its related corporations, which is a group related to Mr. James Packer. Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown Entertainment Group Holdings is a wholly-owned subsidiary of Crown.

As of December 31, 2015, a total of 1,630,924,523 ordinary shares were outstanding, of which 511,393,805 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. We have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

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

Amended and Restated Shareholders’ Deed

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

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2015, 2014 and 2013, see note 23 to the consolidated financial statements included elsewhere in this annual report.

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

In August 2014, we received an indictment from the Taipei District Prosecutor’s Office against the Taiwan branch office of one of our subsidiaries and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutor’s Office froze one of such Taiwan branch office’s deposit accounts in connection with the investigation related to this indictment. The frozen deposit account had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen. Upon the lifting of the freeze order in October 2015, we have presented the balance of such deposit account as cash and cash equivalents in our financial statements. We will vigorously defend any allegations against us, as based on Taiwan legal advice received, we believe that our operations in Taiwan are in compliance with Taiwan laws. As of the date of this annual report, the legal proceedings would have no material impact on our financial statements as a whole. We are monitoring this case closely if there is any development in the case. We will account for the funds and provide relevant disclosures as and when appropriate as this case develops.

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

Dividend Policy

On February 25, 2014, our board adopted a new dividend policy under which, subject to our capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, we intend to provide our shareholders with quarterly dividends of approximately 30% of consolidated net income attributable to Melco Crown Entertainment for the relevant quarter. Our Board is reviewing our current dividend payout ratio, as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

On March 16, 2015, June 5, 2015, September 4, 2015, December 4, 2015, we paid quarterly dividend of US$0.0171 per ordinary share, US$0.0112 per ordinary share, US$0.0045 per ordinary share and US$0.0061 per ordinary share, respectively, to our shareholders. On February 18, 2016, the Company’s board declared a special dividend of US$0.2146 per ordinary share which was paid to our shareholders on March 16, 2016.

Our board retains complete discretion on whether to pay dividends. Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board may deem relevant. Dividends will be declared and paid in Hong Kong dollar for holders of ordinary shares and U.S. dollar for holders of ADSs.

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

Our 2015 Credit Facilities, the 2013 Senior Notes, Studio City Notes, Studio City Project Facility and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs. We cannot assure you that we will make dividend payments in the future.”

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

ITEM 9. THE OFFER AND LISTING

A. OFFERING AND LISTING DETAILS

Our ADSs, each representing three ordinary shares, have been listed on Nasdaq under the symbol “MPEL” since December 19, 2006. Our ordinary shares were listed on the HKSE and began trading under the stock code “6883” on December 7, 2011 and were delisted from the HKSE on July 3, 2015.

The following table provides the high and low trading prices for our ADSs on Nasdaq and for our ordinary shares on the HKSE for the periods indicated as follows:

	Nasdaq		HKSE
	High	Low	High	Low
	(in US$)		(in HK$)
Monthly High and Low
April 2016 (through April 5)	16.48	15.52	—	—
March 2016	18.00	14.66	—	—
February 2016	16.56	12.05	—	—
January 2016	17.12	12.89	—	—
December 2015	17.58	14.71	—	—
November 2015	20.23	15.51	—	—
October 2015	19.39	13.37	—	—
Quarterly High and Low
First Quarter 2016	18.00	12.05	—	—
Fourth Quarter 2015	20.23	13.37	—	—
Third Quarter 2015 (1)	24.00	12.80	46.65	46.65
Second Quarter 2015	25.12	17.82	64.70	45.40
First Quarter 2015	28.17	20.40	71.50	53.65
Fourth Quarter 2014	27.19	21.04	70.85	55.75
Third Quarter 2014	37.00	24.77	95.65	65.30
Second Quarter 2014	41.90	29.76	105.00	78.00
First Quarter 2014	45.70	35.06	126.80	93.60
Annual High and Low
2015 (1)	28.17	12.80	71.50	45.40
2014	45.70	21.04	126.80	55.75
2013	39.42	17.32	102.50	42.40
2012	16.98	9.13	43.20	24.25
2011	16.15	6.46	—	—

(1)	The trading prices for our ordinary shares on the HKSE are for the period up to July 3, 2015.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ADSs, each representing three ordinary shares, have been listed on Nasdaq under the symbol “MPEL” since December 19, 2006. Our ordinary shares were listed on the HKSE under the stock code “6883” from December 7, 2011 until July 3, 2015. On January 2, 2015, we applied for a voluntary withdrawal of listing of our ordinary shares on the Main Board of the HKSE, which was approved by our shareholders on March 25, 2015. The voluntary withdrawal of listing of our ordinary shares on HKSE took effect on July 3, 2015, following which our shares are only traded on the Nasdaq Global Select Market in the form of ADSs.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

We incorporate by reference into this annual report (1) the summary description of our amended and restated memorandum and articles of association adopted under Cayman law, contained in our registration statement on Form F-3 (File No. 333-178215) originally filed with the SEC on November 29, 2011, as amended and (2) our amended and restated memorandum and articles of association (adopted on March 25, 2015, with effect from July 3, 2015) which is attached hereto as Exhibit 1.1 adopted under Cayman law. The amendments made in our amended and restated memorandum and articles of association (adopted on March 25, 2015, with effect from July 3, 2015) included the removal of provisions that were inserted solely for compliance with the Hong Kong listing rules and inclusion of provisions that were previously removed for compliance with the Hong Kong listing rules and new provisions. Such amendments included, among others, the following:

•	removal of the provisions that required the retirement of one third of the directors at each annual meeting and requirements for rotation of directors and imposed restrictions on interested directors voting, and being counted in the quorum, in respect of resolutions to be passed by the Directors except in certain circumstances; and

•	inclusion of provisions that provide for the 7 day notice period for general meetings of shareholders, votes at meetings of shareholders to be decided on a show of hands unless a poll is demanded, ability for interested directors to vote where such interest is previously disclosed and the Company to hold shares in treasury upon purchase or redemption.

C. MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. EXCHANGE CONTROLS

Foreign Currency Exchange

The H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. The H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar. With regards to our operations in Macau, the majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca and H.K. dollar. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes, Studio City Notes and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar. We accept foreign currencies from our customers and therefore, in addition to H.K. dollar and Pataca, we also hold other foreign currencies.

No foreign exchange controls exist in Macau and Hong Kong and there is a free flow of capital into and out of Macau and Hong Kong. There are no restrictions on remittances of H.K. dollar or any other currency from Macau and Hong Kong to persons not resident in Macau and Hong Kong for the purpose of paying dividends or otherwise.

With regard to our subsidiaries registered in the Philippines, the currency primarily used for transactions, gaming or otherwise, is the Philippine peso. Also, we have certain indebtedness and bank accounts denominated in U.S. dollar. The Philippine peso is the only currency that is acceptable as legal tender in the country. The Philippines has been liberalizing foreign exchange controls in the country, and has adopted a floating exchange rate regime. In any event, Philippine peso still fluctuated against H.K. dollar and U.S. dollar from time to time. Although there are no restrictions or limits on the amounts of Philippine peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of Philippine peso in excess of PHP10,000 must be with prior authorization of BSP, while foreign currency in excess of USD10,000 or its equivalent must be declared to the Bureau of Customs Desk in the airport upon arrival or before departure, as the case may be.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Interest Rate Risk

Our exposure to interest rate risk is associated with our substantial indebtedness bearing interest based on floating rates. As of December 31, 2015, we are subject to fluctuations in HIBOR and LIBOR as a result of our 2015 Credit Facilities, Aircraft Term Loan and Studio City Project Facility. In addition, we entered into interest rate swaps in connection with portion of our drawdown under our Studio City Project Facility in accordance with our lenders’ requirements at such time under the Studio City Project Facility. As of December 31, 2015, we had two interest rate swap agreements with total nominal amount of HK$1,867,199,900 (equivalent to approximately US$240.0 million) that expired in March 2016. In March 2016, we entered into another two interest rate swap agreements with a total nominal amount of HK$1,867,199,900 (equivalent to approximately US$240.0 million) that will expire in September 2016.

We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.

As of December 31, 2015 and 2014, approximately 54% and 55%, respectively, of our total indebtedness was based on fixed rates. Based on December 31, 2015 and 2014 indebtedness and interest rate swap levels, an assumed 100 basis point change in HIBOR and LIBOR would cause our annual interest cost to change by approximately US$15.8 million and US$15.0 million, respectively.

Interests in the security we provide to the lenders under our credit facilities, or other security or guarantees, are required by the counterparties to our hedging transactions, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. In addition, a significant portion of our indebtedness, as a result of the 2013 Senior Notes and Studio City Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar. We also have a certain portion of our assets and liabilities, including the issuance of Philippine Notes in January 2014, denominated in Philippine peso.

The value of the H.K. dollar, Pataca and Philippine peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be broken or modified and subjected to fluctuation. Any significant fluctuations in the exchange rates between H.K. dollar, Pataca or Philippine peso to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2015, in addition to H.K. dollar, Pataca and Philippine peso, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2015 and 2014. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2015.

Major currencies in which our cash and bank balances (including bank deposits with original maturity over three months and restricted cash) held as of December 31, 2015 were U.S. dollar, H.K. dollar, New Taiwan dollar, Philippine peso and Pataca. Based on the cash and bank balances as of December 31, 2015 and 2014, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$23.3 million and US$31.1 million for the years ended December 31, 2015 and 2014, respectively.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2015 and 2014, an assumed 1% change in the exchange rates between currencies other than U.S dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$21.2 million and US$20.5 million for the years ended December 31, 2015 and 2014, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITORY SHARES

Persons depositing shares are charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, share dividends, share splits, bonus and rights distributions and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is not in excess of US$5.00 for each 100 ADSs (or fraction thereof) issued or surrendered. Any holder of ADSs is charged a fee not in excess of US$5.00 per 100 ADSs (or portion thereof) issued upon the exercise of rights. The depositary also charges a fee not in excess of US$5.00 per 100 ADSs held for the distribution of cash proceeds pursuant to cash dividends, sale of rights and other entitlements or otherwise. The depositary may also charge an annual fee not in excess of US$5.00 per 100 ADSs for the operation and maintenance costs in administering the ADSs. Persons depositing shares may also be required to pay the following charges:

•	Taxes (including any applicable interest and penalties thereon) and other governmental charges;

•	Cable, telex, facsimile and electronic transmission and delivery expenses;

•	Registration fees as may from time to time be in effect for the registration of shares or other deposited securities with the foreign registrar and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

•	Expenses and charges incurred by the depositary in connection with the conversion of foreign currency;

•	Fees and expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the shares, deposited securities and ADSs; and

•	Any additional fees, charges, costs or expenses that may be incurred by the depositary from time to time.

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

Fees and Other Payments Made by the Depository to Us

In 2015, we received approximately US$2.3 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013) (“2013 framework”).

Based on this assessment, management concluded that, as of December 31, 2015, our Company’s internal control over financial reporting is effective based on this 2013 framework.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2015, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on May 19, 2015. We have posted our current code of business conduct and ethics on our website at www.melco-crown.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditor, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2015	2014
	(In thousands of US$)
Audit fees (1)	$1,443	$892
Audit-related fees (2)	—	108
Tax fees (3)	53	48
All other fees (4)	—	187

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.
(2)	“Audit-related fees” means the aggregate fees billed in respect of the review of our interim financial statements for the six months ended June 30, 2014.
(3)	“Tax fees” include fees billed for tax consultations.
(4)	“All other fees” include the aggregate fees billed for enterprise resource planning (ERP) software consultations.

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

On May 20, 2015, we announced that our board authorized a program to repurchase up to an aggregate of US$500 million of shares of our outstanding common stock in the open market until the expiry of our current share repurchase mandate granted to our board upon conclusion of the 2016 annual general meeting or the revocation or variation of such mandate by our shareholders. The timing and amount of the repurchase transactions is determined by management and may depend on a variety of factors, including market conditions and other considerations. The program does not obligate us to acquire any amount of our ordinary shares and the program may be modified or discontinued at any time without prior notice. We did not carry out share repurchase during 2015.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Melco Crown Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association adopted on March 25, 2015, with effect from July 3, 2015

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our Company, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.6	Form of Registration Rights Agreement among our Company, Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.7	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.8	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.9	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.11	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.15	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.16	Notes Facility and Security Agreement, dated December 19, 2013, among MCE Leisure Philippines as issuer of the Philippine Notes, MCP and certain of its subsidiaries from time to time as guarantors and pledgers thereto, various financial institutions as holders of the Philippine Notes, Australia and New Zealand Banking Group Limited and Deutsche Bank AG, Manila Branch as joint lead managers and Philippine National Bank — Trust Banking Group as facility agent, registrar, paying agent and security trustee (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.17	Guaranty, dated January 21, 2014 by our Company in favor of Philippine National Bank — Trust Banking Group as facility agent on behalf of itself and the holders of Philippine Notes (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

Exhibit Number	Description of Document

2.18	Loan Agreement dated December 23, 2013, among MCE (Philippines) Investments Limited as lender, MCE Leisure Philippines as borrower and MCP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$340 million (incorporated by reference to Exhibit 2.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, between Melco PBL Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated October 8, 2009, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

Exhibit Number	Description of Document

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown (COD) Developments Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001- 33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown (COD) Developments Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco PBL Gaming Limited (now known as Melco Crown Macau) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming Limited (now known as Melco Crown Macau)dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming Limited (now known as Melco Crown Macau) (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited (now known as Melco Investments Limited), Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (now known as Melco Crown Macau) (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27	Trade Mark License dated November 30, 2006 between Crown Limited (now known as Crown Resorts Limited) and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Macau (now known as Melco Crown Macau), Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.32	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.33	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.34	Amendment No. 1 the Shareholders’ Agreement relating to Studio City International Holdings Limited , dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.35	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No. 2 (Philippines) Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.36	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.37	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No. 2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.38	Acquisition Agreement, dated December 7, 2012, among Interpharma Holdings & Management Corporation, Pharma Industries Holdings Limited, MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

4.39	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No. 2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.40	Sixth Amendment Agreement in Respect of the Senior Facilities Agreement, dated April 5, 2013, between Melco Crown Macau and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.41	Amendment No. 2 to the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated May 17, 2013, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.42	Amendment No. 3 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated June 3, 2014 among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-33178), filed with the SEC on April 15, 2015)

4.43	Amendment No. 4 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated July 21, 2014, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-33178), filed with the SEC on April 15, 2015)

4.44*	2011 Share Incentive Plan, as amended by annual general meeting on May 20, 2015, with effect from July 3, 2015

4.45*	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent

4.46*	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent

4.47*	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

Exhibit Number	Description of Document

15.2*	Consent of Deloitte Touche Tohmatsu

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO CROWN ENTERTAINMENT LIMITED

Date: April 12, 2016	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Co-Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association adopted on March 25, 2015, with effect from July 3, 2015

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among Melco Crown Entertainment Limited, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Amended and Restated Shareholders’ Deed dated December 12, 2007 among our Company, Melco Leisure and Entertainment Group Limited, Melco, PBL Asia Investments Limited and Crown Limited (incorporated by reference to Exhibit 2.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2007 (File No. 001-33178), filed with the SEC on April 9, 2008)

2.6	Form of Registration Rights Agreement among our Company, Melco and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.7	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.8	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.9	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.11	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.15	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.16	Notes Facility and Security Agreement, dated December 19, 2013, among MCE Leisure Philippines as issuer of the Philippine Notes, MCP and certain of its subsidiaries from time to time as guarantors and pledgers thereto, various financial institutions as holders of the Philippine Notes, Australia and New Zealand Banking Group Limited and Deutsche Bank AG, Manila Branch as joint lead managers and Philippine National Bank — Trust Banking Group as facility agent, registrar, paying agent and security trustee (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.17	Guaranty, dated January 21, 2014 by our Company in favor of Philippine National Bank — Trust Banking Group as facility agent on behalf of itself and the holders of Philippine Notes (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

Exhibit Number	Description of Document

2.18	Loan Agreement dated December 23, 2013, among MCE (Philippines) Investments Limited as lender, MCE Leisure Philippines as borrower and MCP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$340 million (incorporated by reference to Exhibit 2.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	Senior Facilities Agreement dated September 5, 2007 for Melco PBL Gaming (Macau) Limited as Original Borrower, arranged by Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Deutsche Bank AG, Hong Kong Branch and UBS AG Hong Kong Branch as Coordinating Lead Arrangers with Deutsche Bank AG, Hong Kong Branch acting as Agent and DB Trustees (Hong Kong) Limited acting as Security Agent (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

4.6	Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 7, 2007, between Melco PBL Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Second Amendment Agreement in Respect of the Senior Facilities Agreement, dated September 1, 2008, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.8	Third Amendment Agreement in Respect of the Senior Facilities Agreement, dated December 1, 2008, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Fourth Amendment Agreement in Respect of the Senior Facilities Agreement, dated October 8, 2009, between Melco Crown Gaming (Macau) Limited (now known as Melco Crown Macau) and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-4 (File No. 333-168823), as amended, initially filed with the SEC on August 18, 2010)

Exhibit Number	Description of Document

4.10	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.11	Agreement dated March 9, 2005 between Melco Leisure and Entertainment Group Limited and MPBL (Greater China) (formerly known as Melco Entertainment Limited) (incorporated by reference to Exhibit 10.15 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.12	Assignment Agreement dated May 11, 2005 in relation to a memorandum of agreement dated October 28, 2004 and a subscription agreement in relation to convertible loan notes in the aggregate principal amount of HK$1,175,000,000 to be issued by Melco among Great Respect, as assignor, MPBL (Greater China) (formerly known as Melco Entertainment Limited), as assignee, and Melco, as issuer (incorporated by reference to Exhibit 10.16 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.13	Novation and Termination Agreement (with respect to the Management Agreement for Grand Hyatt Macau dated June 18, 2006 and the Management Agreement for Hyatt Regency Macau dated June 18, 2006) dated August 30, 2008 between Hyatt of Macau Ltd., Melco Crown (COD) Developments Limited and Melco Crown COD (GH) Hotel Limited (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.14	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.15	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown (COD) Developments Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001- 33178), as amended, initially filed with the SEC on March 30, 2007)

4.16	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.17	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.18	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.19	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Hotel and Resorts (Macau) Limited (now known as Melco Crown (COD) Developments Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.20	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., Melco Crown (COD) Developments Limited and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.21	Promissory Transfer of Shares Termination Agreement dated December 17, 2009 in connection with the termination of share purchase of Sociedade de Fomento Predial Omar, Limitada (“Omar”) between Double Margin Limited, Leong On Kei, a.k.a. Angela Leong, MPEL (Macau Peninsula) Limited and Omar (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.22	Shareholders’ Agreement relating to Melco PBL Gaming Limited (now known as Melco Crown Macau) dated November 22, 2006 among PBL Asia Limited, MPBL Investments, Manuela António and Melco PBL Gaming (incorporated by reference to Exhibit 10.22 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.23	Termination Letter dated December 15, 2006 in connection with Shareholders Agreement Relating to Melco PBL Gaming Limited (now known as Melco Crown Macau)dated November 22, 2006 (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.24	Letter dated December 15, 2006 in connection with appointment of Mr. Lawrence Ho as the managing director of Melco PBL Gaming Limited (now known as Melco Crown Macau) (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.25	Termination Agreement relating to the Shareholders’ Agreement dated December 15, 2006 among PBL Asia Limited, Melco PBL Investments Limited (now known as Melco Investments Limited), Lawrence Yau Lung Ho and Melco PBL Gaming (Macau) Limited (now known as Melco Crown Macau) (incorporated by reference to Exhibit 4.5 from our registration statement on Form F-3 (File No. 333-171847), filed with the SEC on January 25, 2010)

4.26	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.27	Trade Mark License dated November 30, 2006 between Crown Limited (now known as Crown Resorts Limited) and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.28	Agreement between the Registrant and Melco Leisure and Entertainment Group Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.29	Agreement between the Registrant and PBL Asia Investments Limited dated March 27, 2007 (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.30	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.31	Fifth Amendment Agreement in Respect of the Senior Facilities Agreement, dated June 22, 2011, between, amongst others, Melco Crown Macau (now known as Melco Crown Macau), Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.32	Sale and Purchase Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, East Asia Satellite Television (Holdings) Limited and eSun Holdings Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.33	Implementation Agreement, dated June 15, 2011, among Melco Crown Entertainment Limited, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.34	Amendment No. 1 the Shareholders’ Agreement relating to Studio City International Holdings Limited , dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.35	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No. 2 (Philippines) Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.36	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.37	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No. 2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

4.38	Acquisition Agreement, dated December 7, 2012, among Interpharma Holdings & Management Corporation, Pharma Industries Holdings Limited, MCE (Philippines) Investments Limited and MCE (Philippines) Investments No.2 Corporation (incorporated by reference to Exhibit 4.40 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.39	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No. 2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.40	Sixth Amendment Agreement in Respect of the Senior Facilities Agreement, dated April 5, 2013, between Melco Crown Macau and Deutsche Bank AG, Hong Kong Branch as agent (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.41	Amendment No. 2 to the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated May 17, 2013, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.42	Amendment No. 3 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated June 3, 2014 among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-33178), filed with the SEC on April 15, 2015)

4.43	Amendment No. 4 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated July 21, 2014, among MCE Cotai Investments Limited, New Cotai, LLC, Melco Crown Entertainment Limited and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-33178), filed with the SEC on April 15, 2015)

4.44*	2011 Share Incentive Plan, as amended by annual general meeting on May 20, 2015, with effect from July 3, 2015

4.45*	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent

4.46*	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent

4.47*	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent

8.1*	List of Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

15.2*	Consent of Deloitte Touche Tohmatsu

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

MELCO CROWN ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2015 and 2014	F-4

Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013	F-6

Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014 and 2013	F-8

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2015, 2014 and 2013	F-9

Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013	F-10

Notes to Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013	F-13

Schedule 1 — Melco Crown Entertainment Limited Condensed Financial Statement as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013	F-80

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the accompanying consolidated balance sheets of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. Our audits also included the financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 12, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Crown Entertainment Limited:

We have audited the internal control over financial reporting of Melco Crown Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2015 of the Company and our report dated April 12, 2016 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 12, 2016

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,611,026	$1,597,655
Bank deposits with original maturity over three months	724,736	110,616
Restricted cash	317,118	1,447,034
Accounts receivable, net (Note 3)	271,627	253,665
Amounts due from affiliated companies (Note 23(a))	1,175	1,079
Deferred tax assets (Note 16)	19	532
Income tax receivable	62	15
Inventories	33,074	23,111
Prepaid expenses and other current assets	61,324	69,254

Total current assets	3,020,161	3,502,961

PROPERTY AND EQUIPMENT, NET (Note 5)	5,760,229	4,696,391
GAMING SUBCONCESSION, NET (Note 6)	370,557	427,794
INTANGIBLE ASSETS (Note 7)	4,220	4,220
GOODWILL (Note 7)	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS (Note 8)	159,677	287,558
RESTRICTED CASH	—	369,549
DEFERRED TAX ASSETS (Note 16)	83	115
DEFERRED FINANCING COSTS, NET	179,808	174,872
LAND USE RIGHTS, NET (Note 9)	833,132	887,188

TOTAL ASSETS	$10,409,782	$10,432,563

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$15,588	$14,428
Accrued expenses and other current liabilities (Note 10)	1,056,850	1,005,720
Income tax payable	3,487	6,621
Capital lease obligations, due within one year (Note 12)	29,792	23,512
Current portion of long-term debt (Note 11)	106,505	262,750
Amounts due to affiliated companies (Note 23(b))	2,464	3,626

Total current liabilities	1,214,686	1,316,657

LONG-TERM DEBT (Note 11)	3,856,200	3,640,031
OTHER LONG-TERM LIABILITIES (Note 13)	80,962	93,441
DEFERRED TAX LIABILITIES (Note 16)	55,598	58,949
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR (Note 12)	270,477	278,027
LAND USE RIGHTS PAYABLE (Note 22(c))	—	3,788
COMMITMENTS AND CONTINGENCIES (Note 22)

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of December 31, 2015 and 2014 and issued – 1,630,924,523 and 1,633,701,920 shares as of December 31, 2015 and 2014, respectively (Note 15))	$16,309	$16,337
Treasury shares, at cost (12,935,230 and 17,684,386 shares as of December 31, 2015 and 2014, respectively (Note 15))	(275)	(33,167)
Additional paid-in capital	3,075,459	3,092,943
Accumulated other comprehensive losses	(21,934)	(17,149)
Retained earnings	1,270,074	1,227,177

Total Melco Crown Entertainment Limited shareholders’ equity	4,339,633	4,286,141
Noncontrolling interests	592,226	755,529

Total equity	4,931,859	5,041,670

TOTAL LIABILITIES AND EQUITY	$10,409,782	$10,432,563

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2015	2014	2013
OPERATING REVENUES
Casino	$3,767,291	$4,654,184	$4,941,487
Rooms	199,727	136,427	127,661
Food and beverage	126,848	84,895	78,880
Entertainment, retail and others	117,543	108,417	103,739

Gross revenues	4,211,409	4,983,923	5,251,767
Less: promotional allowances	(236,609)	(181,614)	(164,589)

Net revenues	3,974,800	4,802,309	5,087,178

OPERATING COSTS AND EXPENSES
Casino	(2,654,760)	(3,246,404)	(3,452,736)
Rooms	(23,419)	(12,669)	(12,511)
Food and beverage	(43,295)	(23,513)	(29,114)
Entertainment, retail and others	(77,506)	(62,073)	(64,212)
General and administrative	(383,874)	(311,696)	(255,780)
Payments to the Philippine Parties (Note 21(c))	(16,547)	(870)	—
Pre-opening costs	(168,172)	(93,970)	(17,014)
Development costs	(110)	(10,734)	(26,297)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(54,056)	(64,471)	(64,271)
Depreciation and amortization	(359,341)	(246,686)	(261,298)
Property charges and others	(38,068)	(8,698)	(6,884)
Gain on disposal of assets held for sale (Note 4)	—	22,072	—

Total operating costs and expenses	(3,876,385)	(4,116,949)	(4,247,354)

OPERATING INCOME	98,415	685,360	839,824

NON-OPERATING INCOME (EXPENSES)
Interest income	13,900	20,025	7,660
Interest expenses, net of capitalized interest	(118,330)	(124,090)	(152,660)
Amortization of deferred financing costs	(38,511)	(28,055)	(18,159)
Loan commitment and other finance fees	(7,328)	(18,976)	(25,643)
Foreign exchange loss, net	(2,156)	(6,155)	(10,756)
Other income, net	2,317	2,313	1,661
Loss on extinguishment of debt (Note 11)	(481)	—	(50,935)
Costs associated with debt modification (Note 11)	(7,603)	—	(10,538)

Total non-operating expenses, net	(158,192)	(154,938)	(259,370)

(LOSS) INCOME BEFORE INCOME TAX	(59,777)	530,422	580,454
INCOME TAX EXPENSE (Note 16)	(1,031)	(3,036)	(2,441)

NET (LOSS) INCOME	(60,808)	527,386	578,013

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	166,555	80,894	59,450

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$105,747	$608,280	$637,463

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2015	2014	2013
NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.065	$0.369	$0.386

Diluted	$0.065	$0.366	$0.383

WEIGHTED AVERAGE SHARES USED IN NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,617,263,041	1,647,571,547	1,649,678,643

Diluted	1,627,108,770	1,660,503,130	1,664,198,091

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
Net (loss) income	$(60,808)	$527,386	$578,013
Other comprehensive loss:
Foreign currency translation adjustment	(9,376)	(2,468)	(23,399)
Change in fair value of interest rate swap agreements	(42)	(19)	—

Other comprehensive loss	(9,418)	(2,487)	(23,399)

Total comprehensive (loss) income	(70,226)	524,899	554,614
Comprehensive loss attributable to noncontrolling interests	171,188	81,824	68,314

Comprehensive income attributable to Melco Crown Entertainment Limited	$100,962	$606,723	$622,928

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Crown Entertainment Limited Shareholders’ Equity
					Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings	Noncontrolling Interests	Total Equity
	Ordinary Shares		Treasury Shares
	Shares	Amount	Shares	Amount
			(Note)
BALANCE AT JANUARY 1, 2013	1,658,059,295	$16,581	(11,267,038)	$(113)	$3,235,835	$(1,057)	$134,693	$354,817	$3,740,756
Net income for the year	—	—	—	—	—	—	637,463	(59,450)	578,013
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	280,000	280,000
Foreign currency translation adjustment	—	—	—	—	—	(14,535)	—	(8,864)	(23,399)
Share-based compensation (Note 17)	—	—	—	—	14,119	—	—	883	15,002
Shares purchased under trust arrangement for future vesting of restricted shares (Note 15)	—	—	(1,121,838)	(8,770)	—	—	—	—	(8,770)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 15)	—	—	378,579	2,965	(2,965)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 15)	8,574,153	86	(8,574,153)	(86)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 15)	—	—	1,297,902	13	(13)	—	—	—	—
Exercise of share options (Note 15)	—	—	3,064,302	31	4,888	—	—	—	4,919
Change in shareholding of the Philippine subsidiaries (Note 25)	—	—	—	—	227,535	—	—	110,926	338,461

BALANCE AT DECEMBER 31, 2013	1,666,633,448	16,667	(16,222,246)	(5,960)	3,479,399	(15,592)	772,156	678,312	4,924,982
Net income for the year	—	—	—	—	—	—	608,280	(80,894)	527,386
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	92,000	92,000
Foreign currency translation adjustment	—	—	—	—	—	(1,538)	—	(930)	(2,468)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(19)	—	—	(19)
Share-based compensation (Note 17)	—	—	—	—	18,233	—	—	2,168	20,401
Shares purchased under trust arrangement for future vesting of restricted shares (Note 15)	—	—	(208,278)	(1,721)	—	—	—	—	(1,721)
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 15)	—	—	467,121	3,648	(3,648)	—	—	—	—
Shares repurchased for retirement (Note 15)	—	—	(36,649,344)	(300,495)	—	—	—	—	(300,495)
Retirement of shares (Note 15)	(32,931,528)	(330)	32,931,528	271,341	(271,011)	—	—	—	—
Issuance of shares for restricted shares vested (Note 15)	—	—	1,068,534	11	(11)	—	—	—	—
Exercise of share options (Note 15)	—	—	928,299	9	2,147	—	—	—	2,156
Change in shareholding of the Philippine subsidiaries (Note 25)	—	—	—	—	57,293	—	—	64,873	122,166
Dividends declared ($0.2076 per share) (Note 20)	—	—	—	—	(189,459)	—	(153,259)	—	(342,718)

BALANCE AT DECEMBER 31, 2014	1,633,701,920	16,337	(17,684,386)	(33,167)	3,092,943	(17,149)	1,227,177	755,529	5,041,670
Net income (loss) for the year	—	—	—	—	—	—	105,747	(166,555)	(60,808)
Foreign currency translation adjustment	—	—	—	—	—	(4,767)	—	(4,609)	(9,376)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(18)	—	(24)	(42)
Share-based compensation (Note 17)	—	—	—	—	18,640	—	—	2,210	20,850
Transfer of shares purchased under trust arrangement for restricted shares vested (Note 15)	—	—	466,203	3,732	(3,732)	—	—	—	—
Retirement of shares (Note 15)	(3,717,816)	(37)	3,717,816	29,154	(29,117)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options (Note 15)	940,419	9	(940,419)	(9)	—	—	—	—	—
Issuance of shares for restricted shares vested (Note 15)	—	—	136,809	1	(1)	—	—	—	—
Exercise of share options (Note 15)	—	—	1,368,747	14	2,401	—	—	—	2,415
Transfer of property and equipment between subsidiaries	—	—	—	—	3,433	—	—	(3,433)	—
Change in shareholding of the Philippine subsidiaries (Note 25)	—	—	—	—	(9,108)	—	—	9,108	—
Dividends declared ($0.0389 per share) (Note 20)	—	—	—	—	—	—	(62,850)	—	(62,850)

BALANCE AT DECEMBER 31, 2015	1,630,924,523	$16,309	(12,935,230)	$(275)	$3,075,459	$(21,934)	$1,270,074	$592,226	$4,931,859

Note:	The treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the 2015 Stock Repurchase Program and 2014 Stock Repurchase Program pending for retirement.

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(60,808)	$527,386	$578,013
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	470,634	368,394	382,806
Amortization of deferred financing costs	38,511	28,055	18,159
Amortization of deferred interest expense	—	—	756
Amortization of discount on senior notes payable	—	—	71
Interest accretion on capital lease obligations	16,137	19,756	16,063
Interest income on restricted cash	(4,776)	(9,050)	—
Loss on disposal of property and equipment	474	4,550	2,483
Impairment loss recognized on property and equipment	—	4,146	—
Allowance for doubtful debts and direct write off	39,341	37,669	44,299
Provision for value-added tax receivables	30,254	—	—
Written off contract acquisition costs	—	—	1,582
Gain on disposal of assets held for sale	—	(22,072)	—
Loss on extinguishment of debt	481	—	50,935
Written off deferred financing costs on modification of debt	7,603	—	10,538
Share-based compensation	20,827	20,401	14,987
Changes in operating assets and liabilities:
Accounts receivable	(56,172)	(7,732)	(15,261)
Amounts due from affiliated companies	(96)	(1,056)	1,299
Inventories	(9,963)	(4,942)	(1,593)
Prepaid expenses and other current assets	(2,597)	(3,893)	(25,974)
Long-term prepayments, deposits and other assets	(23,927)	(49,007)	(1,197)
Deferred tax assets	557	(22)	12
Accounts payable	1,160	4,603	(3,920)
Accrued expenses and other current liabilities	14,558	(42,668)	71,527
Income tax payable	(3,185)	(239)	5,640
Amounts due to affiliated companies	46	(2,000)	2,164
Amount due to a shareholder	—	(79)	79
Other long-term liabilities	46,318	26,271	2,010
Deferred tax liabilities	(3,351)	(3,857)	(3,544)

Net cash provided by operating activities	$522,026	$894,614	$1,151,934

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for capitalized construction costs	$(1,043,334)	$(977,182)	$(496,915)
Placement of bank deposits with original maturity over three months	(1,034,173)	(110,616)	(626,940)
Payment for acquisition of property and equipment	(248,038)	(237,715)	(78,250)
Payment for land use rights	(31,678)	(50,541)	(64,297)
Deposits for acquisition of property and equipment	(28,840)	(99,443)	(17,198)
Advance payments for construction costs	(19,739)	(107,587)	(161,633)
Payment for entertainment production costs	(3,100)	(1,346)	(2,064)
Payment for security deposit	(1,389)	—	(4,293)
Payment for contract acquisition costs	—	—	(27,722)
Proceeds from deposits on sale of assets held for sale	—	—	1,285
Net proceeds from sale of assets held for sale	—	29,255	—
Proceeds from sale of property and equipment	295	1,117	343
Escrow funds refundable to the Philippine Parties	24,643	—	—
Withdrawals of bank deposits with original maturity over three months	420,053	626,940	—
Changes in restricted cash	1,495,644	(678,151)	268,414

Net cash used in investing activities	(469,656)	(1,605,269)	(1,209,270)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(70,205)	(262,563)	(1,667,969)
Dividends paid	(62,850)	(342,718)	—
Payment of deferred financing costs	(49,877)	(12,742)	(129,133)
Principal payments on capital lease obligations	(146)	(228)	(38)
Repurchase of shares for retirement	—	(300,495)	—
Purchase of shares under trust arrangement for future vesting of restricted shares	—	(1,721)	(8,770)
Prepayment of deferred financing costs	—	—	(56,535)
Deferred payment for acquisition of assets and liabilities	—	—	(25,000)
Capital contribution from noncontrolling interests	—	92,000	280,000
Net proceeds from issuance of shares of a subsidiary	—	122,167	338,461
Proceeds from exercise of share options	5,092	736	4,017
Proceeds from long-term debt	148,298	1,632,514	1,000,000

Net cash (used in) provided by financing activities	(29,688)	926,950	(264,967)

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(9,311)	(397)	(5,149)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	13,371	215,898	(327,452)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,597,655	1,381,757	1,709,209

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,611,026	$1,597,655	$1,381,757

MELCO CROWN ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest (net of capitalized interest)	$(106,984)	$(95,118)	$(127,807)
Cash paid for tax (net of refunds)	(7,010)	(7,154)	(333)

NON-CASH INVESTING AND FINANCING ACTIVITIES
Costs of property and equipment funded through capital lease obligations	—	850	288,535
Costs of property and equipment funded through accrued expenses and other current liabilities and other long-term liabilities	65,678	60,738	15,744
Costs of property and equipment funded through amounts due to affiliated companies	772	2,809	215
Construction costs funded through accrued expenses and other current liabilities, other long-term liabilities and capital lease obligations	89,068	200,800	87,611
Land use rights costs funded through accrued expenses and other current liabilities and land use rights payable	—	—	14,608
Deferred financing costs funded through accrued expenses and other current liabilities	8,254	248	4,522

The accompanying notes are an integral part of the consolidated financial statements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Crown Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its American depository shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MPEL” in the United States of America and its ordinary shares listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code of “6883” in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”) until 4:00 p.m. on July 3, 2015, the date of the Company completed the voluntary withdrawal of the listing of its ordinary shares on the Main Board of the Hong Kong Stock Exchange.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group also majority owns and operates Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, which commenced operations on October 27, 2015. In the Philippines, Melco Crown (Philippines) Resorts Corporation (“MCP”), a majority-owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. under the stock code of “MCP”, through MCP’s subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. City of Dreams Manila commenced operations on December 14, 2014, with a grand opening of the integrated resort on February 2, 2015.

As of December 31, 2015 and 2014, the major shareholders of the Company are Melco International Development Limited (“Melco”), a Hong Kong-listed company, and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

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

Cash and cash equivalents consist of cash on hand, cashier’s orders, demand deposits and highly liquid investments which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.

Cash and cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those funds that will not be released or utilized within the next twelve months. Restricted cash as of December 31, 2015 and 2014 comprises i) bank accounts that are restricted for withdrawal and for payment of Studio City project costs in accordance with the terms of the Studio City Notes and Studio City Project Facility as defined in Note 11 and other associated agreements; ii) a deposit account of the Taiwan branch office of one subsidiary in Taiwan which has been frozen by the Taiwanese authority since January 2013 in connection with an investigation related to certain alleged violations of Taiwan banking and foreign exchange laws, with an indictment received in August 2014 against such Taiwan branch office and certain of its employees, and such freeze order was lifted by the Taiwanese authority in October 2015, further information is included in Note 22(e); iii) cash in escrow account, which was set up in March 2013, that was restricted for payment of City of Dreams Manila project costs in accordance with the terms of the Regular/Provisional License as defined in Note 21(a) issued by the Philippine Amusement and Gaming Corporation (“PAGCOR”) and which was released on June 15, 2015, further information is included in Note 22(c); iv) cash in an escrow account that is restricted in respect of a foundation fee payable for City of Dreams Manila in accordance with the terms of the Regular/Provisional License; and v) interest income earned on restricted cash balances which are restricted as to withdrawal and use.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau and the Philippines, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set-off when required. As of December 31, 2015 and 2014, a substantial portion of the Group’s markers were due from customers residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(f)	Accounts Receivable and Credit Risk - continued

receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2015 and 2014, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

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

During the construction and development stage of the Group’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, depreciation of plant and equipment used, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

Classification	Estimated Useful Life
Buildings	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years

The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, the Group

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(h)	Property and Equipment, Net - continued

considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and the Group’s anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings are placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of $5,827, an increase in net income attributable to Melco Crown Entertainment Limited of $5,827 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

(i)	Capitalization of Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs incurred on funds used to construct the Group’s casino gaming and entertainment casino resort facilities during the active construction period are capitalized. Interest subject to capitalization primarily includes interest paid or payable on the Group’s long-term debt except for the Aircraft Term Loan as disclosed in Note 11, interest rate swap agreements, the land premium payables for the land use rights where City of Dreams and Studio City are located and the capital lease obligations. The capitalization of interest and amortization of deferred financing costs ceases once a project is substantially completed or development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year and is added to the cost of the underlying assets and amortized over their respective useful lives. Total interest expenses incurred amounted to $253,168, $220,974 and $183,647, of which $134,838, $96,884 and $30,987 were capitalized for the years ended December 31, 2015, 2014 and 2013, respectively. Total amortization of deferred financing costs amounted to $43,969, of which $5,458 was capitalized during the year ended December 31, 2015. No amortization of deferred financing costs were capitalized during the years ended December 31, 2014 and 2013.

(j)	Gaming Subconcession, Net

The gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown (Macau) Limited (“Melco Crown Macau”), a subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

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

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost,

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(k)	Goodwill and Intangible Assets - continued

less accumulated amortization. The Group’s finite-lived intangible asset consists of the gaming subconcession. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate that the carrying value of the intangible assets may not be recoverable.

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

No impairment loss was recognized during the years ended December 31, 2015 and 2013. During the year ended December 31, 2014, an impairment loss of $4,146 was recognized mainly due to reconfiguration of the entertainment area at City of Dreams and renovation of the casinos at City of Dreams and Altira Macau and the amount was included in the consolidated statements of operations.

(m)	Deferred Financing Costs, Net

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Amortization expense of approximately $38,511, $28,055 and $18,159, net of amortization capitalized of $5,458, nil and nil, were recorded during the years ended December 31, 2015, 2014 and 2013, respectively.

(n)	Land Use Rights, Net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated lease term of the land.

Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the leases of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The estimated term of the leases are periodically reviewed. For the review of such estimated term of the leases under the applicable land concession contracts, the Group considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the leases under the land concession contracts for Altira Macau, City of Dreams and Studio City, in accordance with the relevant accounting standards, have been extended to April

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Land Use Rights, Net - continued

2047, May 2049 and October 2055, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(h). The changes in estimated term of the leases under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of $10,413, an increase in net income attributable to Melco Crown Entertainment Limited of $6,763 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

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

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of Grand Hyatt Macau hotel, Hyatt City of Dreams Manila hotel (collectively the “Hyatt Hotels”) and Taipa Square Casino. For the operations of the Hyatt Hotels, the Group is the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels’ business; it is the principal and the transactions of the Hyatt Hotels are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition and Promotional Allowances - continued

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2015, 2014 and 2013 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2015	2014	2013
Rooms	$24,625	$22,282	$19,828
Food and beverage	64,676	53,941	43,838
Entertainment, retail and others	9,365	7,683	8,301

	$98,666	$83,906	$71,967

(p)	Point-loyalty Programs

The Group operates different loyalty programs in certain of its properties to encourage repeat business mainly from loyal slot machine customers and table games patrons. Members earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. The Group accrues for loyalty program points expected to be redeemed for cash and free play as a reduction to gaming revenue and accrues for loyalty program points expected to be redeemed for free goods and services as casino expense. The accruals are based on management’s estimates and assumptions regarding the estimated costs of providing those benefits, age and history with expiration of unused points resulting in a reduction of the accruals.

(q)	Gaming Taxes and License Fees

The Group is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees are determined mainly from an assessment of the Group’s gaming revenue and are recorded as an expense within the “Casino” line item in the consolidated statements of operations. These taxes and license fees totaled $1,717,805, $2,275,610 and $2,479,958 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

The Group expenses all advertising and promotional expenses as incurred or the first time the advertising takes place. Advertising and promotional expenses included in the accompanying consolidated statements of operations were $107,383, $47,906 and $43,403 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

Further information on the Group’s share-based compensation arrangements is included in Note 17.

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

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Crown Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2015	2014	2013
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Crown Entertainment Limited per share	1,617,263,041	1,647,571,547	1,649,678,643
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	9,845,729	12,931,583	14,519,448

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Crown Entertainment Limited per share	1,627,108,770	1,660,503,130	1,664,198,091

During the years ended December 31, 2015, 2014 and 2013, 4,778,880, 2,519,037 and nil outstanding share options and 237,855, 701,681 and nil outstanding restricted shares as at December 31, 2015, 2014 and 2013, respectively, were excluded from the computation of diluted net income attributable to Melco Crown Entertainment Limited per share as their effect would have been anti-dilutive.

(y)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility (as defined in Note 11). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Accounting for Derivative Instruments and Hedging Activities - continued

accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Further information on the Group’s interest rate swap agreements is included in Note 11.

(z)	Comprehensive (Loss) Income and Accumulated Other Comprehensive Losses

Comprehensive (loss) income includes net (loss) income, foreign currency translation adjustment and change in fair value of interest rate swap agreements and is reported in the consolidated statements of comprehensive income.

As of December 31, 2015 and 2014, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2015	2014
Foreign currency translation adjustment	$(21,897)	$(17,130)
Change in the fair value of interest rate swap agreements	(37)	(19)

	$(21,934)	$(17,149)

(aa)	Recent Changes in Accounting Standards

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

In June 2014, the FASB issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

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

In January 2015, the FASB issued a new pronouncement which eliminates from U.S. GAAP the concept of an extraordinary item, which is an event or transaction that is both unusual in nature and infrequently occurring. As a result of the amendment, an entity will no longer segregate an extraordinary item from the results of ordinary operations; separately present an extraordinary item on its income statement, net of tax, after income from continuing operations; or disclose income taxes and earnings-per-share data applicable to an extraordinary item. The guidance is effective for interim and fiscals years beginning after December 15, 2015 with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In April 2015, the FASB issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to present as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance is effective for interim and fiscals years beginning after December 15, 2015, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In July 2015, the FASB issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted - continued

be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In January 2016, the FASB issued an accounting standard update which improves certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The guidance changes the measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value, and also amends certain disclosure requirements associated with the fair value of financial instruments. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted for certain changes. The guidance should be applied as a cumulative-effect adjustment as of the date of adoption, except for the guidance related to equity securities without readily determinable fair values should be applied prospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2015	2014
Casino	$466,259	$414,515
Hotel	8,427	1,728
Other	7,698	6,208

Sub-total	482,384	422,451
Less: allowance for doubtful debts	(210,757)	(168,786)

	$271,627	$253,665

During the years ended December 31, 2015, 2014 and 2013, the Group has provided allowance for doubtful debts, net of recoveries of $37,978, $29,979 and $43,750 and has directly written off accounts receivable of $1,350, $7,690 and $549, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET - continued

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2015	2014	2013
At beginning of year	$168,786	$143,334	$113,264
Additional allowance, net of recoveries	37,978	29,979	43,750
Reclassified from (to) long-term receivables, net	3,993	(4,527)	(13,680)

At end of year	$210,757	$168,786	$143,334

4.	ASSETS HELD FOR SALE

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

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost
Buildings	$4,944,672	$2,693,256
Furniture, fixtures and equipment	885,724	607,423
Leasehold improvements	775,422	588,454
Plant and gaming machinery	228,591	197,740
Transportation	88,590	84,441
Construction in progress	563,720	1,935,391

Sub-total	7,486,719	6,106,705
Less: accumulated depreciation and amortization	(1,726,490)	(1,410,314)

Property and equipment, net	$5,760,229	$4,696,391

As of December 31, 2015 and 2014, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized (representing insurance, salaries and wages and certain other professional charges incurred) which, in the aggregate, amounted to $69,311 and $219,141, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $251,176 and $14,322 as of December 31, 2015 and $265,781 and $711 as of December 31, 2014, respectively. Further information of the lease arrangements is included in Note 12.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	GAMING SUBCONCESSION, NET

	December 31,
	2015	2014
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(529,443)	(472,206)

Gaming subconcession, net	$370,557	$427,794

The deemed cost was determined based on the estimated fair value of the gaming subconcession contributed by a shareholder of the Company in 2006. The gaming subconcession is amortized on a straight-line basis over the term of the gaming subconcession agreement which expires in June 2022. The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2016 through 2021, and approximately $27,135 in 2022.

7.	GOODWILL AND INTANGIBLE ASSETS

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

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2015, 2014 and 2013.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2015	2014
Entertainment production costs	$77,284	$73,819
Less: accumulated amortization	(43,888)	(34,646)

Entertainment production costs, net	33,396	39,173
Other long-term prepayments and other assets	27,895	27,956
Advance payments for construction costs	26,544	107,563
Input value-added tax, net	23,281	43,841
Other deposits	14,579	11,653
Short film production cost	12,701	—
Deferred rent assets	10,393	99
Long-term receivables, net	9,202	10,115
Deposits for acquisition of property and equipment	1,686	47,158

Long-term prepayments, deposits and other assets	$159,677	$287,558

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective estimated useful life of the entertainment show, whichever is shorter.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams, Studio City and City of Dreams Manila.

Input value-added tax, net represents the value-added tax recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. During the year ended December 31, 2015, a provision for input value-added tax primarily pertaining to certain construction of City of Dreams Manila expected to be non-recoverable amounted to $30,254 was recognized and included in “Property Charges and Others” line item in the consolidated statements of operations. No provisions for input value-added tax were recognized during the years ended December 31, 2014 and 2013.

Long-term receivables, net represent casino receivables from casino customers where settlement is not expected within the next year. During the year ended December 31, 2015, net amount of long-term receivables of $5,111 and net amount of allowance for doubtful debts of $3,993 were reclassified to current. During the years ended December 31, 2014 and 2013, net amount of current accounts receivable of $8,642 and $17,691 and net amount of allowance for doubtful debts of $4,527 and $13,680, respectively, were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2015	2014
Altira Macau (“Taipa Land”)	$146,475	$146,475
City of Dreams (“Cotai Land”)	399,578	399,578
Studio City (“Studio City Land”)	653,564	653,564

	1,199,617	1,199,617
Less: accumulated amortization	(366,485)	(312,429)

Land use rights, net	$833,132	$887,188

In January 2013, the Group recognized an additional land premium of approximately $2,449 for Taipa Land upon Altira Developments Limited’s (“Altira Developments”), a subsidiary of the Company, acceptance of the initial terms for the revision of the land concession contract issued by the Macau Government further to an amendment request applied by Altira Developments in 2012 for an increase of the total gross floor area, to reflect the construction plans approved by the Macau Government and to enable the final registration of the Taipa Land. In June 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Taipa Land. On July 15, 2013, Altira Developments paid the additional land premium of approximately $2,449 set forth in the final amendment proposal, and accepted the terms of such proposal on July 16, 2013. The land grant amendment process was completed with the publication in the Macau official gazette of such revision on December 18, 2013. Further details on the revised land amendment for Taipa Land are disclosed in Note 22(c).

In March 2013, the Group recognized an additional land premium of approximately $23,344 for Cotai Land upon Melco Crown (COD) Developments Limited’s (“Melco Crown (COD) Developments”), a subsidiary of the Company, and Melco Crown Macau’s acceptance of the land grant amendment proposal for the land concession contract of the Cotai Land, issued by the Macau Government in February 2013 further to an amendment request applied by Melco Crown (COD) Developments in 2011. Such amendment proposal contemplated the development of an additional five-star hotel area in replacement of the four-star apartment hotel area included in such land grant, and the extension of the development period of the Cotai Land grant until the date falling four years after publication of the amendment in the Macau official gazette. In October 2013, the Macau Government issued the final amendment proposal for the revision of the land concession contract for Cotai Land. On October 16, 2013, Melco Crown (COD) Developments paid a portion of the additional land premium of approximately $8,736 set forth in the final amendment proposal, and on October 17, 2013, Melco Crown (COD) Developments and Melco Crown Macau accepted the terms of such proposal. The land grant amendment process for Cotai Land was completed following the publication in the Macau official gazette of such revision on January 29, 2014. Further details on the final land amendment for Cotai Land are disclosed in Note 22(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2015	2014
Construction costs payables	$189,592	$169,053
Gaming tax accruals	185,223	171,460
Outstanding gaming chips and tokens	184,223	237,013
Staff cost accruals	123,978	117,049
Operating expense and other accruals and liabilities	143,318	94,068
Property and equipment payables	87,291	70,957
Customer deposits and ticket sales	83,265	80,898
Interest expenses payable	32,755	33,544
Restricted cash refundable to the Philippine Parties (Note 22(c))	23,417	—
Land use rights payable	3,788	31,678

	$1,056,850	$1,005,720

11.	LONG-TERM DEBT

Long-term debt consisted of the following:

	December 31,
	2015	2014
Studio City Project Facility	$1,295,689	$1,295,689
2013 Senior Notes	1,000,000	1,000,000
Studio City Notes	825,000	825,000
2015 Credit Facilities	501,285	—
Philippine Notes	318,026	336,195
Aircraft Term Loan	22,705	28,731
2011 Credit Facilities	—	417,166

	3,962,705	3,902,781
Current portion of long-term debt	(106,505)	(262,750)

	$3,856,200	$3,640,031

2011 Credit Facilities

On June 22, 2011, Melco Crown Macau (the “Borrower”) entered into an amendment and restatement agreement (the “2011 Credit Facilities”), which was further amended on June 29, 2015 pursuant to a second amendment and restatement agreement dated June 19, 2015 (and defined as the “2015 Credit Facilities”) as described below, with certain lenders in respect of a senior secured credit facility (the “City of Dreams Project Facility”). The City of Dreams Project Facility was originally entered on September 5, 2007 (and was subsequently amended from time to time) in an aggregate amount of $1,750,000 to fund the City of Dreams project, construction of an integrated entertainment resort complex in Macau. The City of Dreams Project Facility consisted of a $1,500,000 term loan facility (the “Term Loan Facility”) and a $250,000 revolving credit facility (the “Revolving Credit Facility”).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

On June 30, 2011, the 2011 Credit Facilities, which was subsequently amended from time to time, became effective and among other things: (i) reduced the Term Loan Facility to HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) and increased the Revolving Credit Facility to HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”), both of which were denominated in Hong Kong dollars; (ii) introduced new lenders and removed certain lenders originally under the City of Dreams Project Facility; (iii) extended the repayment maturity date; (iv) reduced and removed certain restrictions imposed by the covenants in the City of Dreams Project Facility; and (v) removed one of the Borrower’s subsidiaries which was subsequently dissolved on May 31, 2012, from the borrowing group which included the Borrower and certain of its affiliates and subsidiaries as defined under the City of Dreams Project Facility (the “2011 Borrowing Group”).

The 2011 Credit Facilities would have matured on June 30, 2016. The 2011 Term Loan Facility was subject to quarterly amortization payments commencing on September 30, 2013. Each loan made under the 2011 Revolving Credit Facility would have been repaid in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower had the option to make voluntary prepayments with a minimum amount required in respect of the 2011 Credit Facilities, plus any applicable break costs. The Borrower was also subject to mandatory prepayment requirements in respect of various amounts within the 2011 Borrowing Group, including but not limited to: (i) the net proceeds received by any member of the 2011 Borrowing Group in respect of the compulsory transfer, seizure or acquisition by any governmental authority of the assets of any member of the 2011 Borrowing Group, subject to certain exceptions; (ii) the net proceeds in excess of a required amount under the 2011 Credit Facilities of certain asset sales, subject to reinvestment rights and certain exceptions; (iii) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2011 Borrowing Group’s land concessions, subject to certain exceptions; (iv) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (v) other insurance proceeds net of expenses in excess of a required amount under the 2011 Credit Facilities to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions.

Drawdowns on the 2011 Term Loan Facility were subject to satisfaction of conditions precedent specified in the 2011 Credit Facilities and the 2011 Revolving Credit Facility was to be made available on a fully revolving basis to the date that was one month prior to the 2011 Revolving Credit Facility’s final maturity date.

The indebtedness under the 2011 Credit Facilities was guaranteed by the 2011 Borrowing Group, which applied until the 2011 Credit Facilities was amended on June 29, 2015. Security for the 2011 Credit Facilities included: a first priority mortgage over all land where Altira Macau and City of Dreams are located, such mortgages also covered all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalents; charges over the bank accounts in respect of the 2011 Borrowing Group, subject to certain exceptions; assignment of the rights under certain insurance policies; first priority security over the chattels, receivables and other assets of the 2011 Borrowing Group which were not subject to any security under any other security documentation; first priority charges over the issued share capital of the 2011 Borrowing Group and equipment and tools used in the gaming business by the 2011 Borrowing Group; as well as other customary security.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2011 Credit Facilities - continued

The 2011 Credit Facilities contained certain covenants customary for such financings including, but not limited to: limitations on (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; (vi) selling assets; and (vii) entering into any contracts for the construction or financing of an additional hotel tower in connection with the development of City of Dreams except with plans approved by the lenders in accordance with the terms of the 2011 Credit Facilities. The 2011 Credit Facilities removed the financial covenants under the City of Dreams Project Facility, and replaced them with, without limitation, a leverage ratio, total leverage ratio and interest cover ratio. The first test date of the financial covenants was September 30, 2011. As of December 31, 2014, management believes that the 2011 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There were provisions that limited or prohibited certain payments of dividends and other distributions by the 2011 Borrowing Group to companies or persons who were not members of the 2011 Borrowing Group (described in further detail in Note 19). As of December 31, 2014, the net assets of the 2011 Borrowing Group of approximately $3,559,000 were restricted from being distributed under the terms of the 2011 Credit Facilities.

Borrowings under the 2011 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio in respect of the 2011 Borrowing Group. The Borrower had the option to select an interest period for borrowings under the 2011 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower was obligated to pay a commitment fee quarterly in arrears from June 30, 2011 on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2011 Credit Facilities amounting to $1,385, $2,808 and $2,453 were recognized during the years ended December 31, 2015, 2014 and 2013, respectively.

During the years ended December 31, 2015 and 2014, the Borrower repaid HK$499,315,200 (equivalent to $64,179) and HK$1,997,260,800 (equivalent to $256,717), respectively, under the 2011 Term Loan Facility according to the quarterly amortization schedule which commenced on September 30, 2013, and the Borrower had no drawdown on the 2011 Revolving Credit Facility. Immediately before the amendment of the 2011 Credit Facilities on June 29, 2015, the Borrower had total outstanding borrowings of HK$2,746,233,600 (equivalent to $352,987) under the 2011 Credit Facilities and the Borrower made voluntary repayments to repay the entire outstanding balance under the 2011 Credit Facilities with part of the proceeds of the drawdown from the 2015 Credit Facilities as described below. As of December 31, 2014, the 2011 Term Loan Facility had been fully drawn down while the entire 2011 Revolving Credit Facility of HK$3,120,720,000 (equivalent to $401,121) remained available for future drawdown, and accordingly, the Borrower had total outstanding borrowings of HK$3,245,548,800 (equivalent to $417,166) under the 2011 Credit Facilities.

2015 Credit Facilities

On June 29, 2015, the 2011 Credit Facilities were further amended pursuant to a second amendment and restatement agreement (the “2015 Credit Facilities”) entered into by, among others, the Borrower and certain lenders in respect of the 2011 Credit Facilities, on June 19, 2015. The 2015 Credit Facilities, among other things: (i) increased the size of the total available facilities from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on exchange rate on transaction date), comprising a HK$3,900,000,000 (equivalent to $500,000 based on exchange rate on transaction date) term

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2015 Credit Facilities - continued

loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). In addition, the 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”); (ii) introduced new lenders and removed certain lenders originally under the 2011 Credit Facilities; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the 2011 Credit Facilities, including but not limited to, increased flexibility to move cash within borrowing group as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), lower covenant levels and reduced reporting requirements.

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly instalments according to an amortization schedule commencing on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower may make voluntary prepayments in respect of the 2015 Credit Facilities in a minimum amount of HK$160,000,000 (equivalent to $20,566), plus the amount of any applicable break costs. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts within the 2015 Borrowing Group, including but not limited to: (i) net termination, claim or settlement proceeds paid under the Borrower’s subconcession or the 2015 Borrowing Group’s land concessions, subject to certain exceptions; (ii) insurance proceeds net of expenses to obtain such proceeds under the property insurances relating to the total loss of all or substantially all of the Altira Macau gaming business; and (iii) other insurance proceeds net of expenses to obtain such proceeds under any property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $50,000. In addition, upon the occurrence of a “Change of Control” as defined under the 2015 Credit Facilities, any lender under the 2015 Credit Facilities may, with 20 business days’ notice, cancel their commitment and request repayment in full of the 2015 Credit Facilities; and upon the occurrence of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, comprised in any of the Altira Macau or the City of Dreams gaming business, the whole of the 2015 Credit Facilities will be cancelled and all amounts outstanding thereunder will become immediately due and payable.

Drawdowns on the 2015 Term Loan Facility are subject to satisfaction of conditions precedent specified in the 2015 Credit Facilities and the 2015 Revolving Credit Facility is available on a fully revolving basis up to the date that is one month prior to the 2015 Revolving Credit Facility’s final maturity date. On June 29, 2015, the 2015 Term Loan Facility of HK$3,900,000,000 (equivalent to $500,000 based on exchange rate on transaction date) was fully drawn down and the availability period for this facility has expired. The Borrower has no drawdown on the 2015 Revolving Credit Facility and 2015 Incremental Facility during the year ended December 31, 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2015 Credit Facilities - continued

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group, which applied on and from June 29, 2015. Security for the 2015 Credit Facilities remains the same as the 2011 Credit Facilities (except that the terms of the associated security documents have been amended for consistency with the 2015 Credit Facilities).

The 2015 Credit Facilities contains certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted under the 2015 Credit Facilities (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio but with lower covenant levels. The first test date of the financial covenants was September 30, 2015. As of December 31, 2015, management believes that the 2015 Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group (described in further detail in Note 19). As of December 31, 2015, the net assets of the 2015 Borrowing Group of approximately $3,825,000 were restricted from being distributed under the terms of the 2015 Credit Facilities.

Borrowings under the 2015 Credit Facilities bear an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee quarterly in arrears from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility throughout the availability period. Loan commitment fees on the 2015 Credit Facilities amounting to $3,100 were recognized during the year ended December 31, 2015.

As of December 31, 2015, the Borrower had total outstanding borrowings relating to the 2015 Credit Facilities of HK$3,900,000,000 (equivalent to $501,285). The entire 2015 Revolving Credit Facility of HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) remains available for future drawdown.

In accordance with the applicable accounting standards, the Borrower recorded a $481 loss on extinguishment of debt in the consolidated statements of operations for the year ended December 31, 2015 which represented the write off of a portion of unamortized deferred financing costs associated with the 2011 Credit Facilities and recorded $592 costs associated with debt modification in the consolidated statements of operations for the year ended December 31, 2015 which represented the portion of the third party costs in relation to the 2015 Credit Facilities. The upfront fee and the remaining portion of third party costs of $46,507 were capitalized as deferred financing costs.

2010 Senior Notes

On May 17, 2010, MCE Finance Limited (“MCE Finance”), a subsidiary of the Company, issued and listed the $600,000 10.25% senior notes, due 2018 (the “2010 Senior Notes”) on the Official List of Singapore Exchange Securities Trading Limited (“SGX-ST”). The purchase price paid by the initial purchasers was

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

2010 Senior Notes - continued

98.671% of the principal amount. The 2010 Senior Notes were general obligations of MCE Finance, secured by a first-priority pledge of the intercompany note representing the on-lending of the gross proceeds from the issuance of the 2010 Senior Notes by MCE Finance to a subsidiary of MCE Finance to reduce the indebtedness under the City of Dreams Project Facility, ranked equally in right of payment to all existing and future senior indebtedness of MCE Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of MCE Finance. The 2010 Senior Notes would have matured on May 15, 2018. Interest on the 2010 Senior Notes was accrued at a rate of 10.25% per annum and was payable semi-annually in arrears on May 15 and November 15 of each year, commenced on November 15, 2010.

MCE Finance had the option to redeem all or part of the 2010 Senior Notes at any time prior to May 15, 2014, at a “make-whole” redemption price. Thereafter, MCE Finance had the option to redeem all or a portion of the 2010 Senior Notes at any time at fixed redemption prices that declined ratably over time.

Prior to May 15, 2013, MCE Finance had the option to redeem up to 35% of the 2010 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also had the option to redeem in whole, but not in part the 2010 Senior Notes at fixed redemption prices.

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

There were provisions under the indenture of the 2010 Senior Notes that limited or prohibited certain payments of dividends and other distributions by MCE Finance and its respective restricted subsidiaries to companies or persons who were not MCE Finance or members of MCE Finance respective restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 19).

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

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), a subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum and the loan may be prepaid in whole or in part of not less than $1,000 and 10 days’ prior notice given. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding $1,000 by MCE Transportation. As of December 31, 2015, the Aircraft Term Loan has been fully drawn down and utilized with other funds of the Group, to fund the purchase of the aircraft. As of December 31, 2015 and 2014, the carrying value of aircraft was $37,559 and $40,974, respectively.

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

2013 Senior Notes - continued

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

MCE Finance has the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2015, management believes that MCE Finance was in compliance with each of the financial restrictions and requirements.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its restricted subsidiaries to companies or persons who are not MCE Finance or members of MCE Finance’s restricted subsidiaries, subject to certain exceptions and conditions (described in further detail in Note 19). As of December 31, 2015 and 2014, the net assets of MCE Finance and its restricted subsidiaries of approximately $3,913,000 and $3,639,000, respectively, were restricted from being distributed under the terms of the 2013 Senior Notes.

Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), a majority-owned subsidiary, issued and listed the $825,000 8.5% senior notes, due 2020 (the “Studio City Notes”) and priced at 100% at par on the SGX-ST. The Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the Studio City Notes and a pledge of any intercompany loans from Studio City Finance to or on behalf of Studio City Investments Limited (“Studio City Investments”), a subsidiary of Studio City Finance and the immediate holding

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Studio City Notes - continued

company of Studio City Company Limited (“Studio City Company”), a subsidiary of Studio City Finance, or its subsidiaries entered into subsequent to the issue date of the Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the Studio City Project Facility as described below) (the “Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the Studio City Notes on a senior basis (the “Guarantees”). The Guarantees are general obligations of the Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the Studio City Notes Guarantors. The Guarantees are effectively subordinated to the Studio City Notes Guarantors’ obligations under the Studio City Project Facility and any future secured indebtedness that is secured by property and assets of the Studio City Notes Guarantors to the extent of the value of such property and assets. The Studio City Notes mature on December 1, 2020 and the interest on the Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013.

The net proceeds from the offering, after deducting the underwriting commissions and other expenses of approximately $13,200, was approximately $811,800. Studio City Finance used the net proceeds from the offering to fund the Studio City project and the related fees and expenses. The net proceeds from the offering was deposited in a bank account of Studio City Finance (the “Escrow Account”) and was restricted for use, which was subsequently released upon signing of the Studio City Project Facility on January 28, 2013. Upon release from the Escrow Account, all the net proceeds were deposited in a bank account of Studio City Finance (the “Note Proceeds Account”) and were available for payment of construction and development costs and other project costs of the Studio City project with conditions and sequence for disbursements in accordance with an agreement (the “Note Disbursement and Account Agreement”) as described below, except for a portion of net proceeds amounting to $239,594, which represents the sum of interest expected to accrue on the Studio City Notes through to the 41-month anniversary of their issue date, which was deposited in a bank account of Studio City Finance (the “Note Interest Reserve Account”), and has been restricted for use to pay future interest payments until the opening date (the “Opening Date”) of the Studio City project as defined in the Studio City Project Facility.

Concurrent with the submission of the first utilization request under the Studio City Project Facility on January 10, 2014, an amount equal to the six-month sum of interest due on the Studio City Notes of $35,063 was released from the Note Interest Reserve Account and deposited in a bank account (the “Note Debt Service Reserve Account”) of Studio City Company, the borrower under the Studio City Project Facility. The security agent of the Studio City Project Facility has security over the Note Debt Service Reserve Account. During the years ended December 31, 2015 and 2014, Studio City Finance paid Studio City Notes interest expenses amounting to $70,125 and $70,125, respectively. As of December 31, 2015, the balance of the Note Interest Reserve Account was fully utilized for interest payments.

As of December 31, 2015, the Group classified the balance of Note Debt Service Reserve Account of $35,068 as current portion of restricted cash on the consolidated balance sheets. As of December 31, 2014,

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

The Studio City Notes were subject to a special mandatory redemption at a redemption price in the event that i) the Studio City Project Facility was not executed on or before March 31, 2013; and ii) the funds were not released from the Note Proceeds Account prior to January 28, 2014, the date that was one year from the date of the execution of the Studio City Project Facility due to the failure of the conditions precedent (subject to certain exceptions) to first utilization of the Studio City Project Facility to be satisfied or waived by such date. The first condition was satisfied with execution of the Studio City Project Facility on January 28, 2013 and the second condition was satisfied when the first disbursement funds on the Studio City Notes were released from the Note Proceeds Account to a bank account of Studio City Finance for the Studio City project cost payments on January 17, 2014.

On November 26, 2012, Studio City Finance and Studio City Company entered into a Note Disbursement and Account Agreement with certain banks and other parties to, among other things, establish the conditions and sequence of funding of the Studio City project costs. The Studio City project costs are financed in the following order:

•	the funding from the Company and the ultimate noncontrolling shareholder of Studio City Finance in an aggregate amount of $825,000 is used until it has been exhausted;

•	thereafter, the proceeds in the Note Proceeds Account are used until they have been exhausted; and

•	thereafter, the proceeds of the Studio City Project Facility, including any proceeds in any construction disbursement accounts or other accounts established under the Studio City Project Facility, to the extent established for such purpose under the Studio City Project Facility, are used until they have been exhausted.

Studio City Finance had the option to redeem all or a portion of the Studio City Notes at any time prior to December 1, 2015, at an additional redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the Studio City Notes at any time at fixed redemption prices that decline ratably over time.

Studio City Finance had the option to redeem up to 35% of the Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to December 1, 2015. In addition, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the Studio City Notes at fixed redemption prices.

The indenture governing the Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. As of December 31, 2015, management believes that Studio City Finance was in compliance with each of the financial restrictions and requirements.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Studio City Notes - continued

There are provisions under the indenture governing the Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions (described in further detail in Note 19). As of December 31, 2015 and 2014, the net assets of Studio City Finance and its restricted subsidiaries of approximately $89,000 and $102,000, respectively, were restricted from being distributed under the terms of the Studio City Notes.

Studio City Project Facility

On January 28, 2013, Studio City Company (the “Studio City Borrower”) and certain lenders (the “Studio City Lenders”) executed a senior secured credit facilities denominated in Hong Kong dollars with an aggregate amount of HK$10,855,880,000 (equivalent to $1,395,357) (the “Studio City Project Facility”), pursuant to substantially all the terms and conditions set out in a commitment letter (the “Commitment Letter”) entered on October 19, 2012 by the Studio City Borrower, the Studio City Lenders, the Company and New Cotai Investments, LLC (“New Cotai Investments”), a noncontrolling shareholder who owns 40% interest in Studio City Borrower, to fund the Studio City project. The Studio City Project Facility consists of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”). The Studio City Term Loan Facility matures on January 28, 2018 and is subject to quarterly amortization payments commencing on September 30, 2016. Amounts under the Studio City Term Loan Facility were able to be borrowed from and after the date that certain conditions precedent were satisfied until July 28, 2014. The Studio City Revolving Credit Facility matures on January 28, 2018 and has no interim amortization. The Studio City Revolving Credit Facility may be utilized prior to the Opening Date for project costs by way of issue of letters of credit to a maximum of HK$387,710,000 (equivalent to $49,834), and may be borrowed in full on a revolving basis after the Opening Date. On November 18, 2015, the Studio City Borrower received the requisite lender consent to amend the Studio City Project Facility documentation as proposed by the Studio City Borrowing Group (as defined below). The amendments, which were in effect as of November 18, 2015, included changing the Studio City project Opening Date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing (the “Amendments to the Studio City Project Facility”).

Borrowings under the Studio City Project Facility bear interest at HIBOR plus a margin of 4.50% per annum until September 30, 2016, at which time the interest rate shall bear interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”).

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

Studio City Project Facility - continued

Group, subject to certain exceptions; (iv) 50% of the net proceeds of any permitted equity issuance of any member of the Studio City Borrowing Group; (v) the net proceeds of any debt issuance of any member of the Studio City Borrowing Group, subject to certain exceptions; (vi) insurance proceeds net of expenses to obtain such proceeds under the property insurances, subject to reinvestment rights and certain exceptions, which are in excess of $10,000; and (vii) certain percentage of excess cash in accordance with leverage test.

The indebtedness under the Studio City Project Facility is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security. Certain accounts of Melco Crown Macau related solely to the operation of the Studio City gaming area which are funded from the proceeds of the Studio City Project Facility are pledged as security for the Studio City Project Facility and related finance documents.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Investments and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) pay dividends and other restricted payments; and (vii) effect a consolidation or merger. The Studio City Project Facility, as amended, contains certain financial covenants and the first test date of these financial covenants is March 31, 2017. As of December 31, 2015, management believes that Studio City Borrowing Group was in compliance with each of the financial restrictions and requirements.

There are provisions that limit or prohibit certain payments of dividends and other distributions by the Studio City Borrowing Group to companies or persons who are not members of the Studio City Borrowing Group (described in further detail in Note 19). As of December 31, 2015 and 2014, the net assets of Studio City Investments and its restricted subsidiaries of approximately $173,000 and $175,000, respectively, were restricted from being distributed under the terms of the Studio City Project Facility.

The Studio City Borrower is obligated to pay a commitment fee quarterly in arrears on the undrawn amount of the Studio City Project Facility throughout the availability period which started from January 28, 2013. The Studio City Borrower recognized loan commitment fees on the Studio City Project Facility of $1,794 and $15,153 during the years ended December 31, 2015 and 2014, respectively.

In connection with the Studio City Project Facility, Studio City International Holdings Limited (“Studio City International”), an intermediate holding company of Studio City Finance and a majority-owned subsidiary, was required to procure a contingent equity undertaking or similar (with a liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there is no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International had deposited and maintained a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”) as of December 31, 2014. The Cash Collateral was required to be maintained until the construction completion date of the Studio City had occurred, certain debt service reserve and accrual accounts had been funded to the required balance and the financial

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Studio City Project Facility - continued

covenants had been complied with. As of December 31, 2014, the Cash Collateral was classified as non-current portion of restricted cash in the consolidated balance sheets. The Amendments to the Studio City Project Facility on November 18, 2015 includes a creation of a new secured liquidity account (“Liquidity Account”) to be held in the name of the Studio City Borrower and to be credited with the Cash Collateral as a liquidity amount for the general corporate and working capital purposes of the Studio City group. On November 30, 2015, the Cash Collateral was transferred to the Liquidity Account and was released from restricted cash.

During the year ended December 31, 2015, the Group recorded $7,011 costs associated with debt modification which represented the third party fees incurred for the Amendments to the Studio City Project Facility in the consolidated statements of operations.

As of December 31, 2015 and 2014, the Studio City Term Loan Facility of HK$10,080,460,000 (equivalent to $1,295,689) has been fully drawn down while the entire Studio City Revolving Credit Facility of HK$775,420,000 (equivalent to $99,668) remains available for future drawdown, subject to satisfaction of certain conditions precedent.

The Studio City Borrower is required, within 120 days after the drawdown of the Studio City Term Loan Facility, to enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the Studio City Notes are subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. Since the Studio City Borrower drew down the Studio City Term Loan Facility on July 28, 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements since September 2014 to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower pays a fixed interest rate of the notional amount, and receives variable interest which is based on the applicable HIBOR for each of the payment dates. These interest rate swap agreements are expected to remain highly effective in fixing the interest rate and qualify for cash flow hedge accounting. Therefore, there is no impact on the consolidated statements of operations from changes in the fair value of the hedging instruments. Instead the fair value of the instruments are recorded as assets or liabilities on the consolidated balance sheets, with an offsetting adjustment to the accumulated other comprehensive losses until the hedged interest expenses were recognized in the consolidated statements of operations. No hedge agreement had been entered as at December 31, 2013, as the Studio City Borrower has not drawn down on the Studio City Project Facility.

Philippine Notes

On January 24, 2014, MCE Leisure issued PHP15 billion 5% senior notes, due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on exchange rate on transaction date) at par of 100% of the principal amount and offered to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013.

The Philippine Notes are general obligations of MCE Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MCP, rank equally in right of payment to all existing and future senior indebtedness of MCE Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of MCE Leisure.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Philippine Notes - continued

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

MCE Leisure had the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at 100% of the principal amount plus applicable premium as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, MCE Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries ability, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. As of December 31, 2015, management believes that MCE Leisure was in compliance with each of the financial restrictions and requirements.

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

Philippine Credit Facility

On October 14, 2015, MCP entered into an on-demand, unsecured credit facility agreement of PHP2,350,000,000 (the “Philippine Credit Facility”) (equivalent to $49,824) with a lender to finance advances to MCE Leisure. The Philippine Credit Facility availability period is up to August 31, 2016 and the maturity date of each individual drawdown cannot extend beyond the later to occur of (i) the date which is one year from the date of drawdown, and (ii) 90 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedents,

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT - continued

Philippine Credit Facility - continued

including issuance of a promissory note in favor of the lender evidencing such drawdown. Borrowings under the Philippine Credit Facility bear interest at the higher of: (i) the Philippine Dealing System Treasury Reference Rate PM (the “PDST-R2”) of the selected interest period plus the applicable PDST-R2 margin of 1.25% per annum and (ii) Philippines Special Deposit Account Rate (the “SDA”) of the selected interest period plus the applicable SDA margin ranging from 0.50% to 0.75% per annum, such rate to be set one business day prior to the relevant interest period. The Philippine Credit Facility includes a tax gross up provision requiring MCP to pay without any deduction or withholding for or on account of tax. As of December 31, 2015, the Philippine Credit Facility has not been drawn.

Total interest on long-term debt consisted of the following:

	Year Ended December 31,
	2015	2014	2013
Interest for Studio City Notes	$70,125	$70,125	$71,099
Interest for Studio City Project Facility	61,330	26,321	—
Interest for 2013 Senior Notes	50,000	50,000	44,998
Interest for Philippine Notes	20,563	19,751	—
Interest for 2015 Credit Facilities	5,053	—	—
Interest for 2011 Credit Facilities	3,768	11,337	16,841
Interest for Aircraft Term Loan	823	998	1,191
Interest for 2010 Senior Notes	—	—	6,028
Amortization of discount in connection with issuance of 2010 Senior Notes	—	—	71
Interest for RMB Bonds	—	—	2,610
Interest for Deposit-Linked Loan	—	—	1,728

	211,662	178,532	144,566
Interest capitalized	(133,007)	(82,761)	(25,259)

	$78,655	$95,771	$119,307

During the years ended December 31, 2015, 2014 and 2013, the Group’s average borrowing rates were approximately 5.40%, 5.41% and 5.36% per annum, respectively.

Scheduled maturities of the long-term debt as of December 31, 2015 are as follows:

Year ending December 31,
2016	$106,505
2017	207,006
2018	1,114,194
2019	366,621
2020	870,116
Over 2020	1,298,263

$3,962,705

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, a lease agreement (the “MCP Lease Agreement”) which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 21(a)) for lease of the land and certain of the building structures for City of Dreams Manila which is expected to expire on July 11, 2033, became effective upon completion of closing arrangement conditions and with minor changes from the original terms.

Apart from the MCP Lease Agreement, the Group entered into lease agreements with third parties for the lease of certain property and equipment during the year ended December 31, 2014.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital lease at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2015 are as follows:

Year ending December 31,
2016	$32,030
2017	34,945
2018	38,234
2019	41,802
2020	46,016
Over 2020	678,950

Total minimum lease payments	871,977
Less: amounts representing interest	(571,708)

Present value of minimum lease payments	300,269
Current portion	(29,792)

Non-current portion	$270,477

13.	OTHER LONG-TERM LIABILITIES

	December 31,
	2015	2014
Staff cost accruals	$47,979	$20,545
Other liabilities	13,219	205
Deferred rent liabilities	11,749	12,296
Other deposits received	7,456	1,233
Construction costs and property and equipment retention payables	559	59,162

	$80,962	$93,441

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	FAIR VALUE MEASUREMENTS

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

The carrying values of cash and cash equivalents, bank deposits with original maturity over three months and restricted cash approximated fair value and represented a level 1 measurement. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and represented a level 2 measurement. The estimated fair value of long-term debt as of December 31, 2015 and 2014, which included the Studio City Project Facility, the 2013 Senior Notes, the Studio City Notes, the 2015 Credit Facilities, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,855,538 and $3,878,381, respectively, as compared to its carrying value of $3,962,705 and $3,902,781, respectively. Fair value was estimated using quoted market prices and represented a level 1 measurement for the 2013 Senior Notes and the Studio City Notes. Fair value for the Studio City Project Facility, the 2015 Credit Facilities, the 2011 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and represented a level 2 measurement. Additionally, the carrying value of land use rights payable approximated fair value as the instruments carried the fixed interest rate approximated the market rate and represented a level 2 measurement.

As of December 31, 2015, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the accounting standards. As of December 31, 2015, the interest rate swap agreements carried at fair value and the fair value of these interest rate swap agreements approximated the amounts the Group would pay if these contracts were settled at the respective valuation dates. Fair value is estimated based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. Since significant observable inputs are used in the valuation model, the interest rate swap arrangements represented a level 2 measurement in the fair value hierarchy.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	CAPITAL STRUCTURE

Ordinary and Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depository bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the Directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan and held by a trustee to facilitate the future vesting of restricted shares in selected Directors, employees and consultants under the 2011 Share Incentive Plan as described in Note 17; and iii) the shares repurchased by the Company under the 2015 Stock Repurchase Program and 2014 Stock Repurchase Program (as described below) pending for retirement.

New Shares Issued by the Company

During the years ended December 31, 2015, 2014 and 2013, the Company issued 940,419, nil and 8,574,153 ordinary shares to its depository bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 136,809, 1,068,534 and 1,297,902 of these ordinary shares upon vesting of restricted shares; and 1,368,747, 928,299 and 3,064,302 of these ordinary shares upon exercise of share options during the years ended December 31, 2015, 2014 and 2013, respectively. As of December 31, 2015, 2014 and 2013, the Company had a balance of 12,917,017, 13,482,154 and 15,478,987 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options, respectively.

Shares Purchased under a Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADS from the open market for the purpose of satisfying its obligation to deliver ADS under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee can purchase ADS from the open market at the price range to be determined by the Company’s management from time to time. This Share Purchase Program may be terminated by the Company at any time. The purchased ADSs are to be delivered to the Directors, eligible employees and consultants upon vesting of the restricted shares.

During the year ended December 31, 2015, no ordinary share was purchased under a trust arrangement, while 466,203 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. During the year ended December 31, 2014, 69,426 ADSs, equivalent to 208,278 ordinary shares were purchased under a trust arrangement from the open market at an average market price of $24.79 per ADS or $8.26 per share (including commissions), and 467,121 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. During the year ended December 31, 2013, 373,946 ADSs, equivalent to 1,121,838 ordinary shares were purchased under a trust arrangement from the open market at an average market price of $23.45 per ADS or $7.82 per share (including commissions), and 378,579 ordinary shares purchased under a trust arrangement were delivered to Directors and eligible employees to satisfy the vesting of restricted shares. As of December 31, 2015 and 2014, the shares purchased under trust arrangement had a balance of 18,213 and 484,416 ordinary shares for future issuance upon vesting of restricted shares, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	CAPITAL STRUCTURE - continued

Ordinary and Treasury Shares - continued

Shares Repurchased for Retirement

On August 7, 2014, the Board of Directors of the Company authorized the repurchase of the Company’s ADS of up to an aggregate of $500,000 under a stock repurchase program (the “2014 Stock Repurchase Program”) for shares retirement. The 2014 Stock Repurchase Program expired following the 2015 share repurchase mandate granted by the shareholders at the annual general meeting of the Company held on May 20, 2015 (as describe below). Under the 2014 Stock Repurchase Program, the Company could repurchase ADS from the open market at the price range determined by the Company’s management from time to time. The 2014 Stock Repurchase Program might be terminated by the Company at any time prior to the expiration of the 2014 Stock Repurchase Program.

On May 20, 2015, the Board of Directors of the Company authorized the repurchase of the Company’s ADS of up to an aggregate of $500,000 under a stock repurchase program (the “2015 Stock Repurchase Program”), which remained valid until the expiry or revocation of the share repurchase mandate granted by the shareholders, upon conclusion of the annual general meeting of the Company held in 2016, for shares retirement. Under the 2015 Stock Repurchase Program, the Company can repurchase ADS from the open market at the price range determined by the Company’s management from time to time. The 2015 Stock Repurchase Program may be terminated by the Company at any time prior to the expiration of the 2015 Stock Repurchase Program.

During the year ended December 31, 2015, no ordinary share was repurchased under the 2015 Stock Repurchase Program and the 2014 Stock Repurchase Program, while 3,717,816 ordinary shares repurchased under the 2014 Stock Repurchase Program were retired. During the year ended December 31, 2014, 12,216,448 ADSs, equivalent to 36,649,344 ordinary shares were repurchased under the 2014 Stock Repurchase Program from the open market in aggregate for $300,495 (including commissions), at an average market price of $24.60 per ADS or $8.20 per share, of which 32,931,528 ordinary shares repurchased under the 2014 Stock Repurchase Program were retired. As of December 31, 2015 and 2014, the shares repurchased had a balance of nil and 3,717,816 ordinary shares for future shares retirement, respectively.

As of December 31, 2015, 2014 and 2013, the Company had 1,630,924,523, 1,633,701,920 and 1,666,633,448 issued ordinary shares, and 12,935,230, 17,684,386 and 16,222,246 treasury shares, with 1,617,989,293, 1,616,017,534 and 1,650,411,202 issued ordinary shares outstanding, respectively.

16.	INCOME TAXES

(Loss) income before income tax consisted of:

	Year Ended December 31,
	2015	2014	2013
Macau operations	$277,764	$775,790	$865,911
Hong Kong operations	(54,778)	(10,062)	(21,241)
Other jurisdictions’ operations	(282,763)	(235,306)	(264,216)

Total (loss) income before income tax	$(59,777)	$530,422	$580,454

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The income tax expense consisted of:

	Year Ended December 31,
	2015	2014	2013
Income tax expense - current:
Macau Complementary Tax	$408	$2,761	$41
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795	5,590
Hong Kong Profits Tax	800	1,171	654
Income tax in other jurisdictions	283	622	99

Sub-total	4,286	7,349	6,384

(Over) under provision of income tax in prior years:
Macau Complementary Tax	(423)	(57)	(417)
Hong Kong Profits Tax	(14)	124	(2)
Income tax in other jurisdictions	(5)	91	8

Sub-total	(442)	158	(411)

Income tax expense (benefit) - deferred:
Macau Complementary Tax	(3,351)	(3,917)	(3,543)
Hong Kong Profits Tax	32	(22)	12
Income tax in other jurisdictions	506	(532)	(1)

Sub-total	(2,813)	(4,471)	(3,532)

Total income tax expense	$1,031	$3,036	$2,441

A reconciliation of the income tax expense from (loss) income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2015	2014	2013
(Loss) income before income tax	$(59,777)	$530,422	$580,454
Macau Complementary Tax rate	12%	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(7,173)	63,651	69,654
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795	5,590
Effect of different tax rates of subsidiaries operating in other jurisdictions	(37,422)	(25,416)	(9,642)
(Over) under provision in prior years	(442)	158	(411)
Effect of income for which no income tax expense is payable	(1,850)	(2,272)	(395)
Effect of expenses for which no income tax benefit is receivable	18,824	12,441	26,557
Effect of profits generated by gaming operations exempted from Macau Complementary Tax	(64,437)	(109,189)	(125,702)
Losses that cannot be carried forward	979	—	—
Change in valuation allowance	89,757	60,868	36,790

	$1,031	$3,036	$2,441

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, income tax in the Philippines and other jurisdictions, respectively, during the years ended December 31, 2015, 2014 and 2013. The Company’s subsidiary incorporated in the United States of America and dissolved in June 2013, is subject to income tax in the United States of America up to the date of dissolution in 2013.

Macau Complementary Tax, Hong Kong Profits Tax and the Philippines income tax have been provided at 12%, 16.5% and 30% on the estimated taxable income earned in or derived from Macau, Hong Kong and the Philippines, respectively, during the years ended December 31, 2015, 2014 and 2013, if applicable. Income tax in other jurisdictions for the years ended December 31, 2015, 2014 and 2013 were provided mainly for the profits of the representative offices and branches set up by a subsidiary of the Company in the region where they operate. No provisions for income tax in the United States of America for the year ended December 31, 2013 was provided as the subsidiary incurred tax losses.

Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations for five years commencing from 2007 to 2011 pursuant to the approval notice issued by the Macau Government dated June 7, 2007, and continues to benefit from this exemption for another five years from 2012 to 2016 pursuant to the approval notice issued by the Macau Government in April 2011. Pursuant to a notice issued by the Macau Government dated January 12, 2015, one of the Company’s subsidiaries in Macau has also been exempted from Macau Complementary Tax on profits generated from income received from Melco Crown Macau until 2016, to the extent that such income is derived from Studio City gaming operations, coinciding with Melco Crown Macau’s exemption from Macau Complementary Tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax. The non-gaming profits of Melco Crown Macau and the Company’s subsidiary in Macau remain subject to the Macau Complementary Tax and Melco Crown Macau casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

During the years ended December 31, 2015, 2014 and 2013, Melco Crown Macau reported net income and had the Group been required to pay such taxes, the Group’s consolidated net income attributable to Melco Crown Entertainment Limited for the years ended December 31, 2015, 2014 and 2013 would have been decreased by $64,437, $109,189 and $125,702, respectively. The basic and diluted net income attributable to Melco Crown Entertainment Limited per share would have reported reduced income of $0.040 and $0.040 per share for the year ended December 31, 2015, $0.066 and $0.066 per share for the year ended December 31, 2014, and $0.076 and $0.076 per share for the year ended December 31, 2013, respectively. During the year ended December 31, 2015, the Company’s subsidiary in Macau reported net loss and no effect of the tax holiday on the consolidated net income attributable to Melco Crown Entertainment Limited and on the basic and diluted loss per share of the Group.

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

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. The income tax provision for the year 2013 included the annual lump sum dividend withholding tax payments accrued for the years 2013 and 2012.

The effective tax rates for the years ended December 31, 2015, 2014 and 2013 were negative rate of 1.7%, positive rates of 0.6% and 0.4%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax, the effect of change in valuation allowance, the effect of different tax rates of subsidiaries operating in other jurisdictions and the effect of expenses for which no income tax benefit is receivable for the years ended December 31, 2015, 2014 and 2013.

The net deferred tax liabilities as of December 31, 2015 and 2014 consisted of the following:

	December 31,
	2015	2014
Deferred tax assets
Net operating loss carried forwards	$149,616	$94,280
Depreciation and amortization	15,644	13,377
Deferred deductible expenses	3,994	4,402
Deferred rents	21,243	12,896
Others	7,219	9,527

Sub-total	197,716	134,482

Valuation allowances
Current	(26,617)	(18,626)
Long-term	(165,583)	(109,301)

Sub-total	(192,200)	(127,927)

Total deferred tax assets	5,516	6,555

Deferred tax liabilities
Land use rights	(52,032)	(55,683)
Intangible assets	(505)	(505)
Unrealized capital allowance	(3,061)	(2,821)
Others	(5,414)	(5,848)

Total deferred tax liabilities	(61,012)	(64,857)

Deferred tax liabilities, net	$(55,496)	$(58,302)

As of December 31, 2015 and 2014, valuation allowances of $192,200 and $127,927 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2015, adjusted operating tax loss carry forwards, amounting to $175,986, $228,760 and $429,924 will expire in 2016, 2017 and 2018, respectively. Adjusted operating tax loss carried forward of $152,118 has expired during the year ended December 31, 2015.

Deferred tax, where applicable, is provided under the liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

Aggregate undistributed earnings of the Company’s foreign subsidiaries available for distribution to the Company of approximately $6,630 and $11,447 as at December 31, 2015 and 2014, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2015 and 2014 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $994 and $1,717 as at December 31, 2015 and 2014, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2015 and 2014, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the Philippines, the United States of America and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau, the Philippines and the United States of America are 6 years, 5 years, 3 years and 3 years, respectively.

17.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Group adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”) to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to employees, Directors and consultants and to promote the success of its business. Under the 2006 Share Incentive Plan, the Group may grant either options to purchase the Company’s ordinary shares or restricted shares (Note: The restricted shares, as named in respective grant documents, are accounted for as nonvested shares). The term of an award shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2006 Share Incentive Plan (including shares issuable upon exercise of options) is 100,000,000 over 10 years. The new share incentive plan (“2011 Share Incentive Plan”) as described below was effective immediately after the listing of the Company’s ordinary shares on the Main Board of the Hong Kong Stock Exchange on December 7, 2011 and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan. Accordingly, no share option and restricted share were granted under the 2006 Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Share Options

A summary of share options activity under the 2006 Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	16,832,154	$1.61
Exercised	(2,967,372)	1.50
Forfeited	(82,380)	2.07
Expired	(4,989)	1.01

Outstanding as at December 31, 2013	13,777,413	1.63
Exercised	(853,905)	2.06
Expired	(6,087)	1.01

Outstanding as at December 31, 2014	12,917,421	1.60
Exercised	(1,260,018)	1.51

Outstanding as at December 31, 2015	11,657,403	$1.61	3.58	$46,548

Exercisable as at December 31, 2015	11,657,403	$1.61	3.58	$46,548

A summary of share options vested under the 2006 Share Incentive Plan at December 31, 2015 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($1.01- $5.06) (Note)	11,657,403	$1.61	3.58	$46,548

Note: No share options vested and no share options expired during the year ended December 31, 2015.

As of December 31, 2015, there was no unvested share options under the 2006 Share Incentive Plan. Share options of 1,260,018, 853,905 and 2,967,372 were exercised and proceeds amounted to $1,904, $1,758 and $4,463 were recognized during the years ended December 31, 2015, 2014 and 2013, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2015, 2014 and 2013 were $5,152, $5,472 and $34,330, respectively. As of December 31, 2015, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Restricted Shares

A summary of restricted shares activity under the 2006 Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	2,238,885	$2.19
Vested	(1,297,902)	2.04
Forfeited	(38,313)	2.12

Unvested as at December 31, 2013	902,670	2.42
Vested	(902,670)	2.42

Unvested as at December 31, 2014 and 2015	—	$—

The total fair values at the date of grant of the restricted shares under the 2006 Share Incentive Plan vested during the years ended December 31, 2014 and 2013 were $2,182 and $2,643, respectively. As of December 31, 2015, there was no unrecognized compensation costs related to restricted shares under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Group adopted the 2011 Share Incentive Plan to promote the success and enhance the value of the Company by linking personal interests of the members of the Board, employees and consultants to those of the shareholders and by providing such individuals with incentive for outstanding performance to generate superior returns to the shareholders which became effective on December 7, 2011. Under the 2011 Share Incentive Plan, the Group may grant various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, share appreciation rights, restricted shares and other types of awards. The term of such awards shall not exceed 10 years from the date of the grant. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2015 and 2014, 88,584,652 and 92,621,404 ordinary shares remain available for the grant of various share-based awards under the 2011 Share Incentive Plan, respectively.

Share Options

The Group granted share options to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013, with the exercise price for share options granted determined at the higher of the closing price at the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange. These share options became exercisable over vesting periods of three to four years. The share options granted expire 10 years from the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant.

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

The fair value per option under the 2011 Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015	2014	2013
Expected dividend yield	1.40%	1.11%	—
Expected stock price volatility	57.86%	69.56%	65.50%
Risk-free interest rate	1.59%	2.04%	0.82%
Expected average life of options (years)	6.1	6.1	5.1

A summary of share options activity under the 2011 Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	1,901,136	$4.70
Granted	1,388,793	8.42
Exercised	(96,930)	4.70
Forfeited	(120,834)	6.00
Expired	(1,830)	4.70

Outstanding as at December 31, 2013	3,070,335	6.33
Granted	1,320,693	12.89
Exercised	(74,394)	5.34
Forfeited	(155,865)	9.84

Outstanding as at December 31, 2014	4,160,769	8.30
Granted	2,591,751	7.48
Exercised	(108,729)	4.70
Forfeited	(343,695)	9.17
Expired	(27,129)	8.42

Outstanding as at December 31, 2015	6,272,967	$7.98	8.00	$1,350

Exercisable as at December 31, 2015	2,294,499	$6.00	6.64	$1,350

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of share options vested and expected to vest under the 2011 Share Incentive Plan at December 31, 2015 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($4.70 - $8.42) (Note)	2,294,499	$6.00	6.64	$1,350

Note: 935,424 share options vested and 27,129 share options expired during the year ended December 31, 2015.

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($7.48 - $12.98)	3,978,468	$9.12	8.79	$—

The weighted average fair values of share options granted under the 2011 Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013 were $3.45, $7.11 and $4.50, respectively. Share options of 108,729, 74,394 and 96,930 were exercised and proceeds amounts to $511, $397 and $455 were recognized during the years ended December 31, 2015, 2014 and 2013, respectively. The total intrinsic values of share options exercised for the years ended December 31, 2015, 2014 and 2013 were $98, $232 and $812, respectively. As of December 31, 2015, there was $10,314 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.81 years.

Restricted Shares

The Group has also granted restricted shares to certain personnel under the 2011 Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013. These restricted shares have vesting periods of three to four years. The grant date fair value is determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market at the date of grant.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

A summary of restricted shares activity under the 2011 Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2013	1,153,890	$4.43
Granted	817,068	8.27
Vested	(378,579)	4.43
Forfeited	(60,420)	5.77

Unvested at December 31, 2013	1,531,959	6.43
Granted	746,856	12.42
Vested	(632,985)	6.04
Forfeited	(77,938)	9.57

Unvested at December 31, 2014	1,567,892	9.28
Granted	1,445,001	7.24
Vested	(603,012)	6.32
Forfeited	(175,191)	8.85

Unvested at December 31, 2015	2,234,690	$8.80

The total fair values at the date of grant of the restricted shares under the 2011 Share Incentive Plan vested during the years ended December 31, 2015, 2014 and 2013 were $3,809, $3,821 and $1,676, respectively. As of December 31, 2015, there was $11,509 of unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.84 years.

MCP Share Incentive Plan

MCP adopted a share incentive plan (the “MCP Share Incentive Plan”) to promote the success and enhance the value of MCP, by linking personal interests of members of the Board, employees and consultants of MCP, its subsidiaries, holding companies and affiliated companies by providing such individuals with an incentive for outstanding performance to generate superior returns to the stockholders of MCP. The MCP Share Incentive Plan, which was subsequently amended from time to time, was approved by MCP shareholders at MCP annual stockholders meeting and the Company’s shareholders at its extraordinary general meeting on June 21, 2013 and became effective on June 24, 2013, the date of approval from the Philippine SEC. Under the MCP Share Incentive Plan, MCP may grant various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards. The term of such awards shall not exceed 10 years from the date of grant. The maximum aggregate number of common shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of December 31, 2015 and 2014, 90,550,748 and 57,075,917 MCP common shares remain available for the grant of various share-based awards under the MCP Share Incentive Plan, respectively.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options

For the year ended December 31, 2015, MCP granted share options to personnel under the MCP Share Incentive Plan, with the exercise price determined with reference to the market closing price of MCP common shares at the date of grant. These share options become exercisable over a vesting period of three years. For the year ended December 31, 2014, MCP granted 9,543,186 share options to certain personnel under the MCP Share Incentive Plan, with the exercise price for 4,861,003 share options determined at the higher of the closing price of MCP common shares at the date of grant and the average closing price for the five trading days preceding the date of grant. The exercise price for 4,682,183 share options is fixed at $0.19 per share, with the same exercise price with the share options granted on June 28, 2013 on the bases approved by MCP’s management that these personnel would contribute significantly to the pre-opening of City of Dreams Manila and joined MCP and its subsidiaries (collectively referred to as the “MCP Group”) prior to March 31, 2014. These share options became exercisable over different vesting periods of around three years. For the year ended December 31, 2013, MCP granted share options to certain personnel under the MCP Share Incentive Plan with the exercise price determined at the higher of the closing price of MCP common shares at the date of grant and the average closing price for the five trading days preceding the date of grant. These share options became exercisable over a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. All share options granted expire 10 years from the date of grant.

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value per option under the MCP Share Incentive Plan was estimated at the date of grant using the following weighted average assumptions for options granted during the years ended December 31, 2015, 2014 and 2013:

	December 31,
	2015	2014	2013
Expected dividend yield	—	—	—
Expected stock price volatility	45.00%	40.00%	45.00%
Risk-free interest rate	4.08%	3.77%	3.73%
Expected average life of options (years)	5.4	5.2	5.0

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

A summary of share options activity under the MCP Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as at January 1, 2013	—	$—
Granted	120,826,336	0.19
Forfeited	(4,682,183)	0.19

Outstanding as at December 31, 2013	116,144,153	0.19
Granted	9,543,186	0.24
Forfeited	(1,560,727)	0.19

Outstanding as at December 31, 2014	124,126,612	0.19
Granted	6,796,532	0.07
Forfeited	(6,195,610)	0.18
Expired	(16,902)	0.28

Outstanding as at December 31, 2015	124,710,632	$0.17	7.69	$—

Exercisable as at December 31, 2015	75,194,658	$0.18	7.53	$—

A summary of share options vested and expected to vest under the MCP Share Incentive Plan as of December 31, 2015 are presented below:

	Vested
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($0.18 - $0.28) (Note)	75,194,658	$0.18	7.53	$ —

Note: 75,211,560 share options vested and 16,902 share options expired during the year ended December 31, 2015.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

	Expected to Vest
	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Range of exercise prices per share ($0.07 - $0.28)	49,515,974	$0.17	7.93	$—

The weighted average fair values of share options granted under the MCP Share Incentive Plan during the years ended December 31, 2015, 2014 and 2013 were $0.03, $0.14 and $0.09, respectively. No share options were exercised during the years ended December 31, 2015, 2014 and 2013. As of December 31, 2015, there was $1,750 unrecognized compensation costs related to share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 0.98 years.

Restricted Shares

For the years ended December 31, 2015 and 2014, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with vesting periods of around three years. For the year ended December 31, 2013, MCP granted restricted shares to certain personnel under the MCP Share Incentive Plan with a vesting period of three years, with the first vesting on 30 days after the opening of City of Dreams Manila which were vested on March 4, 2015. The grant date fair value is determined with reference to the market closing price of the MCP common shares at the date of grant.

A summary of restricted shares activity under the MCP Share Incentive Plan as of December 31, 2015, and changes during the years ended December 31, 2015, 2014 and 2013 are presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as at January 1, 2013	—	$—
Granted	60,413,167	0.19
Forfeited	(2,341,091)	0.19

Unvested as at December 31, 2013	58,072,076	0.19
Granted	7,079,775	0.29
Forfeited	(780,365)	0.19

Unvested as at December 31, 2014	64,371,486	0.20
Granted	5,745,033	0.08
Vested	(38,375,178)	0.18
Forfeited	(3,210,126)	0.18

Unvested as at December 31, 2015	28,531,215	$0.17

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Restricted Shares - continued

The total fair value at the date of grant of the restricted shares under the MCP Share Incentive Plan vested during the year ended December 31, 2015 was $6,989. No restricted shares under the MCP Share Incentive Plan were vested during the years ended December 31, 2014 and 2013. As of December 31, 2015, there was $2,382 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.15 years.

The impact of share options and restricted shares for the Group for the years ended December 31, 2015, 2014 and 2013 recognized in the consolidated financial statements is as follows:

	Year Ended December 31,
	2015	2014	2013
2006 Share Incentive Plan
Share options	$—	$579	$3,234
Restricted shares	—	492	2,188

Sub-total	—	1,071	5,422

2011 Share Incentive Plan
Share options	6,543	5,590	2,775
Restricted shares	7,191	5,915	3,052

Sub-total	13,734	11,505	5,827

MCP Share Incentive Plan
Share options	3,248	3,631	1,756
Restricted shares	3,845	4,194	1,982

Sub-total	7,093	7,825	3,738

Total share-based compensation expenses recognized in general and administrative expenses	$20,827	$20,401	$14,987

18.	EMPLOYEE BENEFIT PLANS

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

The Group provides options for its qualifying employees in Macau to participate in voluntary defined contribution schemes (the “Macau Schemes”) operated by the Group in Macau. The Group either contributes a fixed percentage of the eligible employees’ base salaries, a fixed amount or an amount which

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	EMPLOYEE BENEFIT PLANS - continued

Employees - continued

Macau - continued

matches the contributions of the employees up to a certain percentage of base salaries, determined by seniority, tenure and the type of plan, to the Macau Schemes. The Group’s contributions to the Macau Schemes are vested in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Macau Schemes were established under trust with the fund assets being held separately from those of the Group by independent trustees in Macau.

Hong Kong

Executive officers, employees employed by the Group in Hong Kong and certain employees employed by the Group in other jurisdictions are members of Mandatory Provident Fund Schemes (the “MPF Schemes”) operated by the Group in Hong Kong. The Group provides options for its qualifying employees to participate in voluntary contribution plan of the MPF Schemes. The Group is required to contribute a certain percentage of the executive officers’ and employees’ base salaries, determined by seniority, tenure and the type of plan, to the MPF Schemes, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Group’s mandatory contributions to the MPF Schemes are fully and immediately vested to the executive officers and employees once they are paid. The MPF Schemes were established under trust with the fund assets being held separately from those of the Group by independent trustees in Hong Kong.

The Philippines

Employees employed by MCP Group in the Philippines are members of government-managed Social Security System Scheme (the “SSS Scheme”) operated by the Philippine Government and MCP Group is required to pay a certain percentage of the employees’ relevant income and met the minimum mandatory requirements of the SSS Scheme to fund the benefits.

Other Jurisdictions

The Group’s subsidiaries in certain other jurisdictions operate a number of defined contribution schemes. Contributions to the defined contribution schemes applicable to each year are made at a certain percentage of the employees’ relevant income and met the minimum mandatory requirements.

The obligations of the Group with respect to the above retirement benefits schemes are to make the required contributions under the schemes.

During the years ended December 31, 2015, 2014 and 2013, the Group’s contributions into the defined contribution plans were $18,295, $14,823 and $8,522, respectively.

19.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	DISTRIBUTION OF PROFITS - continued

is recorded in the subsidiaries’ financial statements in the year in which it is approved by the Board of Directors of the relevant subsidiaries. As of December 31, 2015 and 2014, the balance of the reserve amounted to $31,202 and $31,202, respectively.

The 2011 Credit Facilities contained restrictions, which applied until the 2011 Credit Facilities was amended on June 29, 2015, on paying dividends to companies or persons who were not members of the 2011 Borrowing Group, unless certain financial tests and conditions were satisfied. Dividends might be paid from (i) excess cash flow as defined in the 2011 Credit Facilities generated by the 2011 Borrowing Group subject to compliance with the financial covenants under the 2011 Credit Facilities; or (ii) cash held by the 2011 Borrowing Group in an amount not exceeding the aggregate cash and cash equivalents investments of the 2011 Borrowing Group as at June 30, 2011 subject to a certain amount of cash and cash equivalents being retained for operating purposes and, in either case, there being no event of default continuing or likely to occur under the 2011 Credit Facilities as a result of making such payment.

The 2015 Credit Facilities removed certain restrictions on paying of dividends applied under the 2011 Credit Facilities. Under the 2015 Credit Facilities, which apply on and from June 29, 2015, the payment of dividends to companies or persons who are not members of the 2015 Borrowing Group remains restricted in certain circumstances, unless certain financial tests and conditions are satisfied and there is no continuing default under the 2015 Credit Facilities.

The indenture governing the 2013 Senior Notes and the 2010 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by MCE Finance and its respective restricted subsidiaries.

The indenture governing the Studio City Notes also contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by Studio City Finance and its restricted subsidiaries.

The Studio City Project Facility contains certain covenants that, subject to certain exceptions and conditions, restrict the payment of dividends by Studio City Investments and its restricted subsidiaries.

20.	DIVIDENDS

On February 25, 2014, the Company’s Board of Directors adopted a new dividend policy (the “New Dividend Policy”). Under the New Dividend Policy, subject to the Company’s capacity to pay from accumulated and future earnings and the cash balance and future commitments at the time of declaration of dividend, the Company intends to provide its shareholders with quarterly dividends of approximately 30% of the Company’s consolidated net income attributable to Melco Crown Entertainment Limited for the relevant quarter, commencing from the first quarter of 2014. The New Dividend Policy also allows the Company to declare special dividends from time to time in addition to the quarterly dividends.

On March 16, 2015, June 5, 2015, September 4, 2015 and December 4, 2015, the Company paid quarterly dividends of $0.0171, $0.0112, $0.0045 and $0.0061 per share, respectively, under the New Dividend Policy. During the year ended December 31, 2015, the Company recorded $62,850 as a distribution against retained earnings.

On February 18, 2016, a special dividend of $0.2146 per share has been declared by the Board of Directors of the Company and payable on March 16, 2016 to the shareholders of records as of March 1, 2016.

On April 16, 2014, the Company paid a special dividend of $0.1147 per share and recorded $189,459 as a distribution against share premium.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	DIVIDENDS - continued

On June 6, 2014, September 4, 2014 and December 4, 2014, the Company paid quarterly dividends of $0.0431, $0.0259 and $0.0239 per share, respectively, under the New Dividend Policy. During the year ended December 31, 2014, the Company recorded $153,259 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $342,718 were paid during the year ended December 31, 2014.

During the year ended December 31, 2013, the Company did not declare or pay any cash dividends on the ordinary shares.

21.	REGULAR/PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Regular/Provisional License

As of March 13, 2013, PAGCOR allowed the inclusion of, amongst others, MCE Leisure as a co-licensee, as well as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees including SM Investments Corporation (“SMIC”), PremiumLeisure and Amusement, Inc. (“PLAI”) and Belle under the provisional license (the “Provisional License”) in their dealings with PAGCOR. SMIC, PLAI and Belle are collectively referred to as the “Philippine Parties”. As a result, MCE Holdings (Philippines) Corporation, a subsidiary of MCP, and its subsidiaries including MCE Leisure (collectively the “MCE Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila.

On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of the regular license (the “Regular License”) for City of Dreams Manila as the Licensees satisfied the Investment Commitment (as defined in Note 22(c)) under the terms of the Provisional License.

PAGCOR issued the Regular License dated April 29, 2015 in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. The Regular License has the same terms and conditions as the Provisional License, is concurrent with section 13 of Presidential Decree No. 1869, and is valid until July 11, 2033.

Further details of the terms and commitments under the Regular/Provisional License are included in Note 22(c).

(b)	Cooperation Agreement

On March 13, 2013, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 among MCE Holdings Group, SMIC and certain of its subsidiaries (collectively the “SM Group”), Belle and PLAI became effective upon completion of the closing arrangement conditions, with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Regular/Provisional License and the operation and management of City of Dreams Manila until the expiry of the Regular/Provisional License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitments under the Cooperation Agreement are included in Note 22(c).

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	REGULAR/PROVISIONAL LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective on March 13, 2013 and ends on the date of expiry of the Regular/Provisional License (as that Regular/Provisional License is extended, restored or renewed), unless terminated earlier in accordance with the terms of the Operating Agreement. The Regular/Provisional License is currently scheduled to expire on July 11, 2033. Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to PLAI upon commencement of operations of City of Dreams Manila in December 2014, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila and was included in “Payments to the Philippine Parties” in the consolidated statements of operations, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MCP Lease Agreement

On March 13, 2013, the MCP Lease Agreement which was entered on October 25, 2012, and was subsequently amended from time to time, between MCE Leisure and Belle became effective upon completion of closing arrangement conditions and with minor changes from the original terms. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures for City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property is used by MCE Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses. Further information in relation to the MCP Lease Agreement was disclosed in Notes 12 and 22(c).

22.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2015, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Manila and City of Dreams totaling $254,687 including advance payments for construction costs of $26,544.

(b)	Lease Commitments and Other Arrangements

Operating Leases – As a Lessee

The Group leased a portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating lease agreements that expire at various dates through July 2033. Certain lease agreements provide for periodic rental

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements - continued

Operating Leases – As a Lessee - continued

increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2015, 2014 and 2013, the Group incurred rental expenses amounting to $39,667, $32,829 and $21,815, respectively, which consisted of minimum rental expenses of $32,864, $25,374 and $17,586 and contingent rental expenses of $6,803, $7,455 and $4,229, respectively.

As of December 31, 2015, minimum lease payments under all non-cancellable leases were as follows:

Year ending December 31,
2016	$25,271
2017	22,776
2018	22,408
2019	23,096
2020	16,352
Over 2020	80,365

$190,268

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancellable operating and right to use agreements mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through October 2025. Certain of the operating and right to use agreements include minimum base fee with escalated contingent fee clauses. During the years ended December 31, 2015, 2014 and 2013, the Group earned contingent fees of $12,898, $17,497 and $19,563, respectively.

As of December 31, 2015, minimum future fees to be received under all non-cancellable operating and right to use agreements were as follows:

Year ending December 31,
2016	$13,706
2017	15,324
2018	23,306
2019	20,482
2020	14,310
Over 2020	2,779

$89,907

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

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to the following:

i)	To pay the Macau Government a fixed annual premium of $3,744 (MOP30,000,000).

ii)	To pay the Macau Government a variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	To pay the Macau Government a sum of 1.6% of the gross revenues of the gaming business operations on a monthly basis, that will be made available to a public foundation for the promotion, development and study of social, cultural, economic, educational, scientific, academic and charity activities, to be determined by the Macau Government.

iv)	To pay the Macau Government a sum of 2.4% of the gross revenues of the gaming business operations on a monthly basis, which will be used for urban development, tourist promotion and the social security of Macau.

v)	To pay special gaming tax to the Macau Government of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

vi)	Melco Crown Macau must maintain a guarantee issued by a Macau bank in favor of the Macau Government in a maximum amount of $62,395 (MOP500,000,000) from September 8, 2006 to September 8, 2011 and a maximum amount of $37,437 (MOP300,000,000) from September 8, 2011 until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee given by the bank to the Macau Government as disclosed in Note 22(c)(vi) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as land use

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

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located (see Note 9). The amendment required an additional land premium of approximately $2,449 which was fully paid by Altira Developments in July 2013. According to the revised land amendment, the government land use fees were revised from approximately $171 per annum to $186 per annum. As of December 31, 2015, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $2,817.

City of Dreams

On January 29, 2014, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located (see Note 9). The amendment required an additional land premium of approximately $23,344, with $8,736 paid in October 2013 upon acceptance of the final amendment proposal and the remaining amount of approximately $14,608 payable in four biannual instalments, with 5% interest accruing per annum, with the first three instalments paid in July 2014, January 2015 and July 2015, respectively, and the last instalment paid in January 2016. As of December 31, 2015 and 2014, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $3,788 and $7,302, and in land use rights payable in an amount of nil and $3,788, respectively. According to the revised land amendment, the government land use fees were revised to $1,185 per annum during the development period of additional hotel at City of Dreams; and to $1,235 per annum after the completion of the development. As of December 31, 2015, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $21,616.

Studio City

On September 23, 2015, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located. Such amendment reflected the change to build a five-star hotel to a four-star hotel. According to the revised land amendment, the government land use fees were $490 per annum during the development period of Studio City; and $1,131 per annum after the development period. As of December 31, 2015, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $10,565.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Regular/Provisional License

Under the terms of the Provisional License, PAGCOR requires, amongst other things, the Licensees to make a total investment of $1,000,000 for City of Dreams Manila (the “Investment Commitment”) with a minimum investment of $650,000 to be made prior to the opening of City of Dreams Manila on December 14, 2014. Under the terms of the Cooperation Agreement, the Licensees’ Investment Commitment of $1,000,000 will be satisfied as follows:

•	For the amount of $650,000: (a) in the case of the Philippine Parties, the land and building structures having an aggregate value as determined by PAGCOR of not less than $325,000; and (b) in the case of MCE Leisure, the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, having an aggregate value as determined by PAGCOR of not less than $325,000.

•	For the remaining $350,000, the Philippine Parties and MCE Leisure shall make equal contributions of $175,000 to City of Dreams Manila. The Licensees agree to contribute such amounts and for such purposes as notified by MCE Leisure (or in certain circumstances the Philippine Parties) to PAGCOR (subject to any recommendations PAGCOR may make).

On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of the Regular License for City of Dreams Manila as the Licensees satisfied the Investment Commitment of $1,000,000 under the terms of the Provisional License. PAGCOR issued the Regular License dated April 29, 2015 in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. The Regular License has the same terms and conditions as the Provisional License and is valid until July 11, 2033.

Other commitments required by PAGCOR under the Regular/Provisional License are as follows:

•	Within 30 days from getting approval by PAGCOR of the project implementation plan, to submit a bank guarantee, letter of credit or surety bond in the amount of PHP100,000,000 (equivalent to $2,120) to guarantee the Licensees’ completion of City of Dreams Manila and is subject to forfeiture in case of delay in construction which delay exceeds 50% of the schedule, of which SM Group had submitted a surety bond of PHP100,000,000 (equivalent to $2,120) to PAGCOR on February 17, 2012. The surety bond was subsequently released on March 31, 2015.

•	Seven days prior to commencement of operation of the casino, to secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,120) to ensure prompt and punctual remittance/payment of all license fees, of which MCE Leisure had secured a surety bond of PHP100,000,000 (equivalent to $2,120) in December 2014.

•

The Licensees are required to maintain an escrow account into which all funds for development of City of Dreams Manila must be deposited and all funds withdrawn from this account must be used only for such development and to deposit $100,000 in the escrow account and maintain a balance of $50,000 until the completion of City of Dreams Manila, of which MCE Leisure had setup the escrow account in March 2013. On May 7, 2015, PAGCOR granted the approval to close the escrow account as the Licensees had fulfilled the completion of City of Dreams Manila and funds of $50,000 held in the escrow account were released to MCE Leisure on June 15, 2015. The

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Regular/Provisional License - continued

escrow account balance released to MCE Leisure was partly funded by the Philippine Parties in accordance with the terms of the Cooperation Agreement and the amount was included in the accrued expenses and other current liabilities as disclosed in Note 10.

•	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation.

For taxable periods prior to April 1, 2014, under the terms of the Regular/Provisional License, PAGCOR and the Licensees agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. In May 2014, PAGCOR temporarily reduced the license fees by 10% to 5% and 15% of gross gaming revenues effective from April 1, 2014. The license fee reduction is required to be used for the payment of corporate income taxes and any portion not used for such payment must be paid to PAGCOR as an annual true-up payment (as defined). This adjustment will address the additional exposure to corporate income tax on the Licensees brought by the Philippine Bureau of Internal Revenue (“BIR”) Revenue Memorandum Circular (“RMC”) No. 33-2013 dated April 17, 2013. The 10% license fee adjustment is a temporary measure to address the unilateral BIR action and is not intended to modify, amend or revise the Regular/Provisional License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Regular/Provisional License in the event BIR action is permanently restrained, corrected or withdrawn. PAGCOR and the Licensees also agreed that the 10% license fee adjustment is not an admission of the validity of BIR RMC No. 33-2013 and it is not a waiver of any of the remedies against any assessments by BIR for corporate income tax on the gaming revenue of the Licensees in the Philippines.

•	In addition to the above license fees, the Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by the Licensees and approved by PAGCOR, of which the foundation was setup by MCE Leisure on February 19, 2014.

•	PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% fee except for rental income received from retail concessionaires.
•	Grounds for revocation of the Regular/Provisional License, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt or insolvent; (d) delay in construction of more than 50% of the schedule; and (e) if debt-to-equity ratio is more than 70:30. As of December 31, 2015 and 2014, MCE Holdings Group, as one of the parties as Licensees, has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Regular/Provisional License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensees arising out of, or in

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Cooperation Agreement - continued

connection with, any breach by the indemnifying Licensee of the Regular/Provisional License. Also, each of the Philippine Parties and MCE Holdings Group agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

MCP Lease Agreement

Under the terms of the MCP Lease Agreement, MCE Leisure shall indemnify and keep Belle fully indemnified against all claims, actions, demands, actions and proceedings made against Belle by any person arising as a result of or in connection with any loss, damage or injury from MCE Leisure’s use and operation of business on the leased property.

(d)	Guarantees

Except as disclosed in Note 11, the Group has made the following significant guarantees as of December 31, 2015:

•	Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of the bank guarantee issued to the Macau Government as disclosed in Note 22(c)(vi) under gaming subconcession to the consolidated financial statements.

•	The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•	Pursuant to the Commitment Letter for the Studio City Project Facility as disclosed in Note 11, the Studio City Borrower, among others, provided an indemnity on customary terms to the Studio City Lenders and their affiliates, including in connection with any breach of such Commitment Letter and related documents, such as a breach of warranty in respect of factual information and financial projections provided by or on behalf of the Company and the Studio City Borrower to the Studio City Lenders and their affiliates. On the same date, under the terms of an agreement between, among others, the Company and New Cotai Investments to regulate how indemnity claims under the Commitment Letter are dealt with and funded, the Company has indemnified New Cotai Investments and the Studio City Borrower in respect of any act or omission of the Company or its affiliates (other than Studio City International and its subsidiaries) resulting from such person’s gross negligence, willful misconduct or bad faith.

•	Under the Cooperation Agreement, Belle has irrevocably and unconditionally guaranteed to MCE Holdings Group the due and punctual observance, performance and discharge of all obligations of PLAI and each SM Group’s company, and indemnified MCE Holdings Group against any and all loss incurred in connection with any default by the Philippine Parties under the Cooperation Agreement. MCE Leisure has likewise irrevocably and unconditionally guaranteed to each of the Philippine Parties the due and punctual observance, performance and discharge of all obligations of MCE Holdings Group, and indemnified the Philippine Parties against any and all loss incurred in connection with any default by MCE Holdings Group under the Cooperation Agreement.

•	In October 2013, Studio City Developments entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility is available until August 31, 2017 and guaranteed by Studio City Company. As of December 31, 2015, approximately $1,335 of the Trade Credit Facility had been utilized.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees - continued

•	MCE Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,120) to a bank in respect of surety bond issued to PAGCOR as disclosed in Note 22(c) under Regular/Provisional License.

(e)	Litigation

On August 12, 2014, a subsidiary’s Taiwan branch office and certain of its employees received indictment from the Taipei District Prosecutors Office for alleged violations of certain Taiwan banking and foreign exchange laws. In October 2015, the Taipei District Court rendered a not guilty verdict in favor of all defendants, on all charges alleging violation of Taiwan banking and foreign exchange laws. The Taipei District Court also lifted the freeze order on a deposit account in October 2015 and such deposit was released from restricted cash upon lifting of the freeze order. The case is now under appeal at the Taipei High Court. As of the date of this report, management believes that the Group’s operations in Taiwan are in compliance with Taiwan laws and the legal proceedings would have no material impact on the Group’s financial statements as a whole.

As of December 31, 2015, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings would have no material impact on the Group’s financial statements as a whole.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2015, 2014 and 2013, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2015	2014	2013

Transactions with affiliated companies
Crown’s subsidiary	Consultancy fee expense	$461	$387	$370
	Purchase of property and equipment	771	830	371
	Software license fee expense	312	312	312

Lisboa Holdings Limited (“Lisboa”)(1)	Office rental expense	1,597	1,810	895

Melco’s subsidiaries and its associated companies	Consultancy fee expense	449	546	643
	Office rental expense	—	—	308
	Purchase of property and equipment	7,758	2,852	597
	Service fee expense(2)	728	775	802
	Other service fee income	1,609	632	510
	Rooms and food and beverage income	41	115	49

Shun Tak Holdings Limited’s subsidiaries and its associated company (collectively referred to as the “Shun Tak Group”)(1)	Office rental expense	238	199	171
	Traveling expense(3)	3,685	3,641	2,962

Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	1,021	1,399	1,809

Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(3)	395	515	570

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,451	1,457	1,405
	Service fee expense	194	203	222
	Traveling expense(3)	175	14	113

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	The amounts mainly represent the Company’s reimbursement to Melco’s subsidiary for service fees incurred on its behalf for rental, office administration, travel and security coverage for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transaction

On December 18, 2014, MCE (IP) Holdings Limited (“MCE IP”), a subsidiary of the Company, and Crown Films LLC (“CFL”), a subsidiary of Crown, entered into an assignment agreement, under which CFL agreed to assign exclusively to MCE IP a 50% share of a short film and all related elements at a consideration of $15,619, representing 50% of the total production cost incurred by CFL as at the date of the assignment agreement. The short film was produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia.

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Melco’s subsidiaries	$1,174	$1,077
Shun Tak Group	1	2

	$1,175	$1,079

The outstanding balances due from affiliated companies as of December 31, 2015 and 2014 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2015 and 2014 are as follows:

	December 31,
	2015	2014
Crown’s subsidiary	$1,935	$930
Melco’s subsidiary	—	1,933
Shun Tak Group	231	343
SJM	98	215
Sky Shuttle	87	130
STDM Group	87	75
Lisboa	26	—

	$2,464	$3,626

The outstanding balances due to affiliated companies as of December 31, 2015 and 2014 as mentioned above are unsecured, non-interest bearing and repayable on demand.

24.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City, which commenced operations on October 27,

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

2015 and City of Dreams Manila, which commenced operations on December 14, 2014. Upon closing of the various agreements entered between MCP Group and the Philippine Parties for development and operation of City of Dreams Manila and the completion of the placing and subscription transaction of MCP during the year ended December 31, 2013, City of Dreams Manila has become one of the operating segments of the Group as of June 30, 2013. Taipa Square Casino is included within Corporate and Others.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2015	2014	2013
Macau:
Mocha Clubs	$145,631	$173,150	$159,927
Altira Macau	496,455	501,105	573,814
City of Dreams	3,183,460	3,133,680	3,148,657
Studio City	3,832,770	3,987,912	2,519,461

Sub-total	7,658,316	7,795,847	6,401,859

The Philippines:
City of Dreams Manila	946,540	1,070,723	631,377

Corporate and Others	1,804,926	1,565,993	1,780,403

Total consolidated assets	$10,409,782	$10,432,563	$8,813,639

Capital Expenditures
	Year Ended December 31,
	2015	2014	2013
Macau:
Mocha Clubs	$6,446	$13,116	$6,515
Altira Macau	18,404	21,984	5,464
City of Dreams	331,503	264,922	97,654
Studio City	968,696	907,455	440,826

Sub-total	1,325,049	1,207,477	550,459

The Philippines:
City of Dreams Manila	98,884	405,196	359,854

Corporate and Others	31,909	24,632	2,042

Total capital expenditures	$1,455,842	$1,637,305	$912,355

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

The Group’s segment information on its results of operations is as follows:

	Year Ended December 31,
	2015	2014	2013
NET REVENUES
Macau:
Mocha Clubs	$136,217	$147,373	$148,683
Altira Macau	574,848	744,850	1,033,801
City of Dreams	2,794,673	3,848,623	3,857,049
Studio City	125,303	1,767	1,093

Sub-total	3,631,041	4,742,613	5,040,626

The Philippines:
City of Dreams Manila	300,409	7,564	—

Corporate and Others	43,350	52,132	46,552

Total net revenues	$3,974,800	$4,802,309	$5,087,178

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$30,259	$36,337	$40,222
Altira Macau	36,261	84,795	147,340
City of Dreams	798,504	1,165,632	1,193,211
Studio City	11,594	(1,296)	(1,059)

Sub-total	876,618	1,285,468	1,379,714

The Philippines:
City of Dreams Manila	55,366	6	(603)

Total adjusted property EBITDA	931,984	1,285,474	1,379,111

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(16,547)	(870)	—
Pre-opening costs	(168,172)	(90,556)	(13,969)
Development costs	(110)	(10,734)	(26,297)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(54,056)	(64,471)	(64,271)
Depreciation and amortization	(359,341)	(246,686)	(261,298)
Land rent to Belle	(3,476)	(3,562)	(3,045)
Share-based compensation	(20,827)	(20,401)	(14,987)
Property charges and others	(38,068)	(8,698)	(6,884)
Gain on disposal of assets held for sale	—	22,072	—
Corporate and Others expenses	(115,735)	(118,971)	(91,299)

Total operating costs and expenses	(833,569)	(600,114)	(539,287)

OPERATING INCOME	$98,415	$685,360	$839,824

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2015	2014	2013
NON-OPERATING INCOME (EXPENSES)
Interest income	$13,900	$20,025	$7,660
Interest expenses, net of capitalized interest	(118,330)	(124,090)	(152,660)
Amortization of deferred financing costs	(38,511)	(28,055)	(18,159)
Loan commitment and other finance fees	(7,328)	(18,976)	(25,643)
Foreign exchange loss, net	(2,156)	(6,155)	(10,756)
Other income, net	2,317	2,313	1,661
Loss on extinguishment of debt	(481)	—	(50,935)
Costs associated with debt modification	(7,603)	—	(10,538)

Total non-operating expenses, net	(158,192)	(154,938)	(259,370)

(LOSS) INCOME BEFORE INCOME TAX	(59,777)	530,422	580,454
INCOME TAX EXPENSE	(1,031)	(3,036)	(2,441)

NET (LOSS) INCOME	(60,808)	527,386	578,013
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	166,555	80,894	59,450

NET INCOME ATTRIBUTABLE TO MELCO CROWN ENTERTAINMENT LIMITED	$105,747	$608,280	$637,463

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2015	2014	2013
Macau	$6,355,934	$5,366,692	$4,503,982
The Philippines	691,729	728,999	334,827
Hong Kong and other foreign countries	2,390	1,817	1,289

Total long-lived assets	$7,050,053	$6,097,508	$4,840,098

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

On April 8, 2013, the Company through its subsidiary, MCE (Philippines) Investments Limited (“MCE Investments”), subscribed for 2,846,595,000 common shares of MCP at a total consideration of PHP2,846,595,000 (equivalent to $69,592 based on exchange rate on transaction date), which increased the Company’s shareholding in MCP and the Group recognized an increase of $401 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On April 24, 2013, MCP and MCE Investments completed a placing and subscription transaction (the “Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 981,183,700 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) (the “Offer”). MCE Investments then used the proceeds from the Offer to subscribe for an equivalent number of common shares of MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). In connection with the Offer, MCE Investments granted an over-allotment option (the “Over-allotment Option”) of up to 117,075,000 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share) to a stabilizing agent (the “Stabilizing Agent”). On May 23, 2013, the Stabilizing Agent exercised the Over-allotment Option and subscribed for 36,024,600 common shares of MCP at the offer price of PHP14 per share (equivalent to $0.34 per share). MCE Investments then used the proceeds from the Over-allotment Option to subscribe for an equivalent number of common shares of MCP at the subscription price of PHP14 per share (equivalent to $0.34 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $227,134 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

In March and April 2014, there are minor changes in ownership of MCP by the Group. The Company through its subsidiary, MCE (Philippines) Investments No.2 Corporation, acquired additional 400 common shares and 3,000 common shares of MCP under trust arrangements on March 13, 2014 and April 11, 2014, respectively. On March 31, 2014, MCE Investments sold 200 common shares of MCP to two independent directors of MCP.

On June 24, 2014, MCP and MCE Investments completed a placing and subscription transaction (the “2014 Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 485,177,000 common shares of MCP at the offer price of PHP11.30 per share (equivalent to $0.26 per share) (the “2014 Offer”). MCE Investments then used the proceeds from the 2014 Offer to subscribe for an equivalent number of common shares of MCP at the subscription price of PHP11.30 per share (equivalent to $0.26 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $57,293 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

On November 23, 2015, the Company through MCE Investments, subscribed for 693,500,000 common shares of MCP at a total consideration of PHP2,704,650,000 (equivalent to $57,681 based on exchange rate on transaction date), which increased the Company’s shareholding in MCP and the Group recognized a decrease of $7,368 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

For the year ended December 31, 2015, 38,375,178 of restricted shares under the MCP Share Incentive Plan were vested (further details please refer to Note 17), which decreased the Company’s shareholding in MCP and the Group recognized a decrease of $1,740 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

MELCO CROWN ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES - continued

During the year ended December 31, 2015, the total transfers to noncontrolling interest amounted to $9,108 and during the years ended December 31, 2014 and 2013, the total transfers from noncontrolling interests amounted to $57,293 and $227,535, respectively, in relation to transactions as described above. The Group retains its controlling financial interest in MCP before and after the above transactions.

The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity:

	Year Ended December 31,
	2015	2014	2013
Net income attributable to Melco Crown Entertainment Limited	$105,747	$608,280	$637,463
Transfers (to) from noncontrolling interests:
Decrease in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 693,500,000 common shares of MCP	(7,368)	—	—
Decrease in Melco Crown Entertainment Limited additional paid-in capital resulting from the vesting of restricted shares under the MCP Share Incentive Plan	(1,740)	—	—
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the 2014 Placing and Subscription Transaction for subscription of common shares of MCP	—	57,293	—
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from the Placing and Subscription Transaction and the Over-allotment Option exercised by the Stabilizing Agent for subscription of common shares of MCP	—	—	227,134
Increase in Melco Crown Entertainment Limited additional paid-in capital resulting from subscription of 2,846,595,000 common shares of MCP	—	—	401

Changes from net income attributable to Melco Crown Entertainment Limited’s shareholders and transfers from noncontrolling interests	$96,639	$665,573	$864,998

26.	SUBSEQUENT EVENT

On March 18, 2016, the Board of Directors of the Company approved a modification to lower the exercise prices and extend the vesting schedules of certain outstanding share options held by active employees as of March 18, 2016. A total of 4,572,234 share options awarded in 2013, 2014 and 2015 under the 2011 Share Incentive Plan were modified to state an exercise price of $17.27 per ADS or $5.7567 per share, which reflected the closing price of the Company’s ADS on the NASDAQ Global Select Market on the modification date.

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2015	2014
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$18,850	$7,708
Bank deposits with original maturity over three months	47,943	—
Amount due from an affiliated company	184	1,091
Amounts due from subsidiaries	150,323	238,090
Income tax receivable	62	—
Prepaid expenses and other current assets	3,823	7,565

Total current assets	221,185	254,454

INVESTMENTS IN SUBSIDIARIES	5,940,761	5,915,023

TOTAL ASSETS	$6,161,946	$6,169,477

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accrued expenses and other current liabilities	$3,270	$2,920
Income tax payable	—	239
Amount due to an affiliated company	320	24
Amounts due to subsidiaries	184,549	183,872

Total current liabilities	188,139	187,055

ADVANCE FROM A SUBSIDIARY	1,634,005	1,696,090
OTHER LONG-TERM LIABILITIES	169	191

SHAREHOLDERS’ EQUITY
Ordinary shares at US$0.01 par value per share (Authorized – 7,300,000,000 shares as of December 31, 2015 and 2014 and issued – 1,630,924,523 and 1,633,701,920 shares as of December 31, 2015 and 2014, respectively)	16,309	16,337
Treasury shares, at cost (12,935,230 and 17,684,386 shares as of December 31, 2015 and 2014, respectively)	(275)	(33,167)
Additional paid-in capital	3,075,459	3,092,943
Accumulated other comprehensive losses	(21,934)	(17,149)
Retained earnings	1,270,074	1,227,177

Total shareholders’ equity	4,339,633	4,286,141

TOTAL LIABILITIES AND EQUITY	$6,161,946	$6,169,477

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013

REVENUE	$—	$—	$—

OPERATING EXPENSES
General and administrative	(30,843)	(33,887)	(33,345)
Property charges and others	(907)	—	—

Total operating expenses	(31,750)	(33,887)	(33,345)

OPERATING LOSS	(31,750)	(33,887)	(33,345)

NON-OPERATING INCOME (EXPENSES)
Interest income	992	3	(403)
Interest expenses, net of capitalized interest	—	—	(4,274)
Amortization of deferred financing costs	—	—	(748)
Foreign exchange (loss) gain, net	(108)	569	(1,231)
Other income, net	19,118	22,325	20,366
Loss on extinguishment of debt	—	—	(679)
Share of results of subsidiaries	118,046	620,023	658,016

Total non-operating income, net	138,048	642,920	671,047

INCOME BEFORE INCOME TAX	106,298	609,033	637,702

INCOME TAX EXPENSE	(551)	(753)	(239)

NET INCOME	$105,747	$608,280	$637,463

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
Net income	$105,747	$608,280	$637,463
Other comprehensive loss:
Foreign currency translation adjustment	(4,767)	(1,538)	(14,535)
Change in fair value of interest rate swap agreements	(18)	(19)	—

Other comprehensive loss	(4,785)	(1,557)	(14,535)

Total comprehensive income attributable to Parent Company	$100,962	$606,723	$622,928

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$105,747	$608,280	$637,463
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Share-based compensation	13,734	12,576	11,249
Amortization of deferred financing costs	—	—	748
Loss on extinguishment of debt	—	—	679
Dividend received from a subsidiary	150,000	420,000	—
Share of results of subsidiaries	(118,046)	(620,023)	(658,016)
Changes in operating assets and liabilities:
Amount due from an affiliated company	907	(1,091)	1,113
Income tax receivable	(301)	—	—
Prepaid expenses and other current assets	983	(2,429)	(367)
Accrued expenses and other current liabilities	350	584	(4,129)
Income tax payable	—	111	394
Amount due to a shareholder	—	(67)	67
Amounts due to affiliated companies	296	(1,759)	1,724
Amounts due to subsidiaries	964	2,053	1,189
Other long-term liabilities	(22)	191	—

Net cash provided by (used in) operating activities	154,612	418,426	(7,886)

CASH FLOWS FROM INVESTING ACTIVITIES
Placement of bank deposits with original maturity over three months	(144,730)	—	—
Advances to subsidiaries	(63,246)	(155,883)	(497,325)
Repayment of advance to a subsidiary	—	400	1,337
Change in restricted cash	—	—	368,177
Amounts due from subsidiaries	90,245	(167,606)	1,800
Withdrawals of bank deposits with original maturity over three months	96,787	—	—

Net cash used in investing activities	(20,944)	(323,089)	(126,011)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of advance from a subsidiary	(105,398)	—	—
Dividends paid	(62,850)	(342,718)	—
Repurchase of shares for retirement	—	(300,495)	—
Purchase of shares under trust arrangement for future vesting of restricted shares	—	(1,721)	(8,770)
Principal payments on long-term debt	—	—	(721,455)
Proceeds from exercise of share options	2,409	—	4,017
Advance from a subsidiary	43,313	553,891	860,632

Net cash (used in) provided by financing activities	(122,526)	(91,043)	134,424

NET INCREASE IN CASH AND CASH EQUIVALENTS	11,142	4,294	527
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,708	3,414	2,887

CASH AND CASH EQUIVALENTS AT END OF YEAR	$18,850	$7,708	$3,414

MELCO CROWN ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1

FINANCIAL INFORMATION OF PARENT COMPANY

NOTES TO FINANCIAL STATEMENT SCHEDULE 1

(In thousands of U.S. dollars, except share and per share data)

1.	Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2015 and 2014, approximately $4,054,000 and $3,786,000, respectively, of the restricted net assets were not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2015, 2014 and 2013. The Company received cash dividend of $150,000, 420,000 and nil from its subsidiary during the years ended December 31, 2015, 2014 and 2013, respectively.

2.	Basis of Presentation

The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investments in subsidiaries.