Form 20-F
period 2016-12-31
Melco Resorts & Entertainment LTD
filed 2017-04-11
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001-33178

MELCO RESORTS & ENTERTAINMENT LIMITED

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

1,475,924,523 ordinary shares outstanding as of December 31, 2016

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

ii

iii

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•	“2010 Senior Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by MCE Finance on May 17, 2010 and fully redeemed on March 28, 2013;

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which have been amended and restated by the 2015 Credit Facilities;

•	“2012 Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

•	“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by MCE Finance on February 7, 2013;

•	“2013 Top-up Placement” refers to the placing and top-up subscription of 981,183,700 MCP Shares (including over allotment option) conducted by MCP in April 2013, which raised approximately US$338.5 million as net proceeds;

•	“2014 Top-up Placement” refers to the placing and top-up subscription of 485,177,000 MCP Shares conducted by MCP in June 2014, which raised approximately US$122.2 million as net proceeds;

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“2015 Private Placement” refers to the placing of 693,500,000 MCP Shares by MCP to MCE (Philippines) Investments Limited, our subsidiary, in November 2015, at a subscription price of PHP3.90 per share, which increased the Company’s equity interest in MCP from 68.3% to 72.2% upon the completion of the placement;

•	“2016 Studio City Notes” refers to the US$350.0 million aggregate principal amount of 5.875% senior notes due 2019 and the US$850.0 million aggregate principal amount of 7.250% senior notes due 2021, each issued by Studio City Company on November 30, 2016;

•	“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$129,000) term loan facility;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of funding the acquisition of an aircraft;

•	“Altira Developments” refers to our subsidiary, Altira Developments Limited, a Macau company through which we hold the land and building for Altira Macau;

•	“Altira Hotel” refers to our subsidiary, Altira Hotel Limited, a Macau company through which we operate hotel and certain other non-gaming businesses at Altira Macau;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“Articles” refers to our amended and restated memorandum and articles of association adopted on March 29, 2017;

•	“board” refers to the board of directors of our Company or a duly constituted committee thereof;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“City of Dreams Manila” refers to a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila;

•	“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown” refers to Crown Resorts Limited, an Australian-listed corporation;

•	“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd.;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“LIBOR” refers to the London Interbank Offered Rate;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE Finance” refers to our subsidiary, MCE Finance Limited, a Cayman Islands exempted company with limited liability;

•	“MCE Holdings No. 2” refers to our subsidiary, MCE Holdings No. 2 (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“MCE Holdings Philippines” refers to our subsidiary, MCE Holdings (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“MCE Leisure Philippines” refers to our subsidiary, MCE Leisure (Philippines) Corporation, a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“MCE Transportation” refers to our subsidiary, MCE Transportation Limited, a company incorporated under the laws of the British Virgin Islands;

•	“MCP” refers to our subsidiary, Melco Crown (Philippines) Resorts Corporation, the shares of which are listed on the Philippine Stock Exchange;

•	“MCP Share(s)” refers to the common shares of MCP of par value PHP1.00 per share;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Acquisition” refers to the privately negotiated sale entered into between Melco Leisure and Crown Asia Investments on December 14, 2016 wherein Melco Leisure agreed to purchase 198,000,000 of our ordinary shares from Crown Asia Investments;

•	“Melco Crown (COD) Hotels” refers to our subsidiary, Melco Crown (COD) Hotels Limited, a Macau company through which we operate hotels and certain other non-gaming businesses at City of Dreams;

•	“Melco Crown Macau” refers to our subsidiary, Melco Crown (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco International;

•	“Melco Philippine Parties” refers to MCE Leisure Philippines, MCE Holdings Philippines and MCE Holdings No. 2;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, primarily owned by U.S. investment funds;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Crown Macau;

•	“PAGCOR” refers to the Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“PBL” refers to Publishing and Broadcasting Limited, an Australian-listed corporation that is now known as Consolidated Media Holdings Limited;

•	“Philippine Cooperation Agreement” refers to the cooperation agreement (as amended) entered into between the Philippine Parties and the Melco Philippine Parties on October 25, 2012, which became effective on March 13, 2013;

•	“Philippine Licensees” refers to holders of the Regular License, which include the Melco Philippine Parties and the Philippine Parties;

•	“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by MCE Leisure Philippines on January 24, 2014 and guaranteed by our Company;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“Philippine peso(s)” and “PHP” refer to the legal currency of the Philippines;

•	“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

•	“Provisional License” refers to the provisional gaming license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines, under which the Melco Philippine Parties and the Philippine Parties are co-licensees under the Amended Certificate of Affiliation and Provisional License dated January 28, 2013;

•	“Regular License” refers to the regular gaming license dated April 29, 2015 issued by PAGCOR to the Philippine Licensees in replacement of the Provisional License for the operation of City of Dreams Manila;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

•	“SCI” refers to Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly-owned subsidiary New Cotai, LLC;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company in which we own 60% of the equity interest;

•	“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Notes” refer to, collectively, the 2012 Studio City Notes and the 2016 Studio City Notes;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•	“TWD” and “New Taiwan dollar(s)” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the accounting principles generally accepted in the United States; and

•	“we”, “us”, “our”, “our Company”, “the Company” and “Melco” refer to Melco Resorts & Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2014, 2015 and 2016 and as of December 31, 2015 and 2016.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market patrons for cash stakes that are typically lower than those in the rolling chip segment

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of promotional allowances (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who is primarily a VIP player and typically receives various forms of complimentary services from the gaming promoters or concessionaires or subconcessionaires

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, a subconcessionaire and the Macau government, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate in Macau, a high-growth market with intense competition, and the Philippines, a market that is expected to experience growth over the next several years, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our ability to raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market in and visitation to Macau and the Philippines;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau and the Philippines;

•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Venetian Macau, S.A., or VML, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise, S.A., or MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	the development of Morpheus, the fifth hotel tower, at City of Dreams;

•	our ability to develop the additional land on which Studio City is located in accordance with Studio City land concession requirements, our business plan, completion time and within budget and to obtain an extension of the development period for such additional development;

•	our entering into new development and construction projects and new ventures in or outside of Macau or the Philippines;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming table allocations, gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau and the Philippines;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2016, 2015 and 2014 and balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1.

The selected consolidated statement of operations data for the years ended December 31, 2013 and 2012 and the balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from our consolidated financial statements not included in this annual report. The consolidated balance sheet data as of December 31, 2015, 2014, 2013 and 2012 reflect our retrospective adoption in 2016 of the new guidance on simplifying the presentation of debt issuance costs issued by the Financial Accounting Standards Board. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2016	2015	2014	2013	2012
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues	$4,519,396	$3,974,800	$4,802,309	$5,087,178	$4,078,013
Total operating costs and expenses	$(4,156,280)	$(3,876,385)	$(4,116,949)	$(4,247,354)	$(3,570,921)
Operating income	$363,116	$98,415	$685,360	$839,824	$507,092
Net income (loss)	$66,918	$(60,808)	$527,386	$578,013	$398,672
Net loss attributable to noncontrolling interests	$108,988	$166,555	$80,894	$59,450	$18,531
Net income attributable to Melco Resorts & Entertainment Limited	$175,906	$105,747	$608,280	$637,463	$417,203
Net income attributable to Melco Resorts & Entertainment Limited per share
— Basic	$0.116	$0.065	$0.369	$0.386	$0.254
— Diluted	$0.115	$0.065	$0.366	$0.383	$0.252
Net income attributable to Melco Resorts & Entertainment Limited per ADS (1)
— Basic	$0.348	$0.196	$1.108	$1.159	$0.761
— Diluted	$0.346	$0.195	$1.099	$1.149	$0.755
Weighted average shares used in net income attributable to Melco Resorts & Entertainment Limited per share calculation
— Basic	1,516,714,277	1,617,263,041	1,647,571,547	1,649,678,643	1,645,346,902
— Diluted	1,525,284,272	1,627,108,770	1,660,503,130	1,664,198,091	1,658,262,996
Dividends declared per share	$0.2408	$0.0389	$0.2076	$—	$—

	December 31,
	2016	2015	2014	2013	2012
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,702,310	$1,611,026	$1,597,655	$1,381,757	$1,709,209
Bank deposits with original maturities over three months	210,840	724,736	110,616	626,940	—
Restricted cash	39,282	317,118	1,816,583	1,143,665	1,414,664
Total assets (3)	9,340,341	10,262,309	10,260,780	8,704,286	7,888,543
Total current liabilities (3)	1,479,140	1,211,017	1,315,004	1,235,455	1,718,749
Long-term debt, net (2)(3)	3,720,275	3,815,232	3,730,998	2,424,107	3,135,941
Total liabilities (3)	5,516,927	5,330,450	5,219,110	3,779,304	4,147,787
Noncontrolling interests	479,544	592,226	755,529	678,312	354,817
Total equity	3,823,414	4,931,859	5,041,670	4,924,982	3,740,756
Ordinary shares	14,759	16,309	16,337	16,667	16,581

(1)	Each ADS represents three ordinary shares.
(2)	Includes current and non-current portion of long-term debt, net of debt issuance costs.
(3)	The amounts have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs, which we adopted on January 1, 2016.

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

•	On November 26, 2012, Studio City Finance issued the 2012 Studio City Notes

•	On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP

•	On February 7, 2013, MCE Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the Philippine Cooperation Agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April 2013, MCP completed the 2013 Top-up Placement, including the over-allotment option

•	On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

•	On June 24, 2014, MCP completed the 2014 Top-up Placement

•	On July 28, 2014, we drew down the entire delayed draw term loan facility under the Studio City Project Facility

•	On December 14, 2014, City of Dreams Manila commenced operations with its grand opening on February 2, 2015

•	In June 2015, we completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, drew down the entire term loan facility under the 2015 Credit Facilities and repaid the entire outstanding balance of the 2011 Credit Facilities

•	On October 27, 2015, Studio City commenced operations with its grand opening on the same date

•	On November 18, 2015, we completed an amendment to the Studio City Project Facility

•	On November 23, 2015, MCP completed the 2015 Private Placement

•	In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million, and such shares were subsequently cancelled by us

•	On November 30, 2016 (December 1, 2016, Hong Kong time), we repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the term loan facility of the 2021 Studio City Senior Secured Credit Facility, which was entered into on November 23, 2016) as funded by the net proceeds from the offering of 2016 Studio City Notes issued by Studio City Company on November 30, 2016 and cash on hand.

Exchange Rate Information

The majority of our current revenues are denominated in H.K. dollar, whereas our current expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. Unless otherwise noted, all translations from H.K. dollar to U.S. dollar and from U.S. dollar to H.K. dollar in this annual report on Form 20-F were made at a rate of HK$7.78 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 30, 2016 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7534 to US$1.00. On April 7, 2017, the noon buying rate was HK$7.7691 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning the noon buying rate for H.K. dollars for the period indicated.

	Noon Buying Rate
Period	Period End	Average (1)	High	Low
	(H.K. dollar per US$1.00)
April 2017 (through April 7, 2017)	7.7691	7.7697	7.7708	7.7687
March 2017	7.7714	7.7658	7.7714	7.7611
February 2017	7.7627	7.7596	7.7627	7.7575
January 2017	7.7579	7.7560	7.7580	7.7540
December 2016	7.7534	7.7586	7.7674	7.7534
November 2016	7.7566	7.7560	7.7581	7.7546
October 2016	7.7549	7.7570	7.7600	7.7536
2016	7.7534	7.7620	7.8270	7.7505
2015	7.7507	7.7524	7.7686	7.7495
2014	7.7531	7.7545	7.7669	7.7495
2013	7.7539	7.7565	7.7654	7.7503
2012	7.7507	7.7569	7.7699	7.7493

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this annual report on Form 20-F were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

This annual report on Form 20-F also contains translations of certain Renminbi, New Taiwan dollar and Philippine peso amounts into U.S. dollar. Unless otherwise stated, all translations from Renminbi to U.S. dollar in this annual report on Form 20-F were made at the noon buying rate on December 30, 2016 for cable transfers in RMB per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.9430 to US$1.00. Unless otherwise stated, all translations from New Taiwan dollar to U.S. dollar in this annual report on Form 20-F were made at the noon buying rate on December 30, 2016 for cable transfers in New Taiwan dollar per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which was TWD32.4000 to US$1.00. Unless otherwise stated, all conversion from Philippine peso to U.S. dollar in this annual report on Form 20-F were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was PHP49.7690 to US$1.00 on December 30, 2016. We make no representation that any RMB, TWD, PHP or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB or TWD or PHP, as the case may be, at any particular rate or at all. On April 7, 2017, the noon buying rate was RMB6.8978 to US$1.00 and TWD30.5600 to US$1.00 and the volume weighted average exchange rate quoted was PHP50.1660 to US$1.00.

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

Our business operating history is shorter than some of our global competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. City of Dreams commenced operations in June 2009. City of Dreams Manila commenced operations in December 2014. Studio City commenced operations in October 2015. In addition, we have significant projects, such as Morpheus, the fifth hotel tower at City of Dreams, and the additional development of the land on which Studio City is located, which are in various phases of design or development.

We face certain risks, expenses and challenges in operating gaming businesses in intensely competitive markets. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	comply with covenants under our debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•	maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive and/or deteriorating market conditions;

•	respond to changes in our regulatory environment and government policies;

•	identify suitable locations and enter into new leases or right to use agreements for new Mocha Clubs or existing Mocha Clubs which we may relocate; and

•	renew or extend lease agreements or right to use agreements for existing Mocha Clubs.

If we are unable to complete any of these tasks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities, which may result in a default under our existing or future financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

We generate a substantial portion of our cash flow from our properties in Macau and the Philippines and, as a result, are subject to greater risks than a gaming company which operates in more geographical regions.

We are a parent company with limited business operations of our own. We conduct most of our business operations through our direct and indirect subsidiaries. Our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties.

We primarily depend on our properties in Macau and City of Dreams Manila for our cash flow. Given that our operations are and will be conducted based on our principal properties in Macau and one property in Manila, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	dependence on the gaming and leisure market in Macau and the Philippines and limited diversification of businesses and sources of revenues;

•	a decline in market, economic, competitive and political conditions in Macau, China, the Philippines or generally in Asia;

•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau or the Philippines due to fears concerning travel or otherwise;

•	travel or visa restrictions to Macau or austerity measures imposed now or in the future by China;

•	tightened control of cross-border fund transfers by the Chinese government;

•	changes in Macau, China and Philippine laws and regulations, or interpretations thereof, including gaming laws and regulations, anti-smoking legislation, as well as China travel and visa policies;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing thereof, including further regulatory uncertainty created by the detention of employees of Crown in China in relation to gaming-related activities in China;

•	natural and other disasters, including typhoons, earthquakes, outbreaks of infectious diseases or terrorism, affecting Macau or the Philippines;

•	lower than expected rate of increase in the number of visitors to Macau or the Philippines;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau and the Philippine markets;

•	a decrease in gaming activities and other spending at our properties; and

•	government restrictions on growth of gaming markets, including those in the form of policies on gaming table allocation and caps.

Any of these developments or events could have a material adverse effect on our business, cash flows, financial condition, results of operations and prospects.

All our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.

All our current and future construction projects are and will be subject to a number of risks, including:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	lack of sufficient, or delays in availability of, financing;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	shortage of qualified contractors and suppliers or inability to enter into definitive contracts with contractors with sufficient skills, financial resources and experience on commercially reasonable terms, or at all;

•	disputes with, and defaults by, contractors and subcontractors;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread of viruses;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

The occurrence of any of these developments or construction risks could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any existing or future construction projects which we might undertake. We cannot guarantee that our construction costs or total project costs for existing or future projects will not increase beyond amounts initially budgeted.

We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.

We have certain projects under development or intended to be developed pursuant to our expansion plan. The completion of these projects is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially adversely affect our business, financial condition and results of operations. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates.

There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Macau and we believe that they are likely to continue to increase due to the significant increase in building activity and the ongoing labor shortage in Macau. In addition, immigration and labor regulations in Macau may limit or restrict our contractors’ ability to obtain sufficient laborers from China to make up for any shortages in available labor in Macau and help reduce construction costs. Continuing increases in construction costs in Macau will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.

Construction is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.

The construction of large scale properties, including the types of projects we are involved in, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe, and require, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If accidents occur during the construction of any of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.

We are developing Morpheus, the fifth hotel tower at City of Dreams, and will be developing the remaining project for Studio City under the terms of land concession contracts which require us to fully develop the lands on which City of Dreams and Studio City are located by January 28, 2018 and July 24, 2018, respectively. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in City of Dreams or Studio City, along with our interest in the land on which City of Dreams and/or Studio City are located and the buildings and structures on such land.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. In accordance with the City of Dreams land concession contract and the Studio City land concession contract, the land on which City of Dreams and the land on which Studio City are located must be fully developed by January 28, 2018 and July 24, 2018, respectively. We are currently developing Morpheus, the fifth hotel tower at City of Dreams. While we opened Studio City in October 2015, our development plan for the remaining land of Studio City is currently under review. There is no guarantee we will complete the development of Morpheus or the remaining land of Studio City by the relevant deadline. In the event that additional time is required to complete the development of Morpheus, we will have to apply for an extension of the relevant development period. In October 2016, we filed an application with the Macau government requesting an extension of the development period under the Studio City land concession contract. The application is currently under review by the Macau government. While the Macau government may grant extensions if we meet certain legal requirements and the application for extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its right to terminate the City of Dreams land concession or the Studio City land concession. In the event that no extension is granted or either the City of Dreams land concession or the Studio City land concession is terminated, we could lose all or substantially all of our investment in City of Dreams or Studio City, including our interest in land and buildings and may not be able to continue to operate City of Dreams or Studio City as planned, which will materially adversely affect our business and prospects, results of operations and financial condition.

Inadequate transportation infrastructure in the Philippines or Macau may hinder increases in visitation to the Philippines or Macau.

City of Dreams Manila is located within Entertainment City, Manila, an area in the city of Manila which is currently under development. Other than Solaire and Okada Manila, there are currently no other integrated tourism resorts which have begun operations in Entertainment City, Manila. It is unlikely that Manila’s existing transportation infrastructure is capable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to large scale integrated resorts within Entertainment City, such as City of Dreams Manila. Although the newly constructed NAIA Expressway helped alleviate the traffic congestion within the area surrounding Entertainment City and the Philippine government continues to examine viable alternatives to ease traffic congestion in Manila, there is no guarantee that these measures will succeed, or that they will sufficiently eliminate the traffic problem or other deficiencies in Manila’s transportation infrastructure. Traffic congestion and other problems in Manila’s transportation infrastructure could adversely affect the tourism industry in the Philippines and reduce the number of potential visitors to City of Dreams Manila, which could, in turn, adversely affect our business and prospects, financial condition and results of our operations.

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, plane and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede visitation to Macau and adversely affect our projects in Macau. There has been a delay in the development of the Macau Light Rail Transit, and the benefits expected to be brought by proximity of any of our properties to one of the planned Cotai hotel-casino resort stops may not be fully realized until such light rail stops commence operations. In addition, the construction of the Hong Kong — Zhuhai — Macau Bridge, which is expected to significantly reduce the travel time among the three cities, has also experienced delays. Such delays in the development of Macau’s transportation links could adversely affect our business and prospects.

Conducting business in Macau and the Philippines is subject to certain regional and global political and economic risks that may significantly affect visitation to our properties and have a material adverse effect on our results of operations.

Most of our properties are located in Macau and a significant number of our gaming customers come from, and are expected to continue to come from, mainland China. Accordingly, our business development plans, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and China. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and China’s political, economic and social conditions, including any slowdown in economic growth in China;

•	tightening of travel or visa restrictions to Macau or austerity measures which may be imposed by the Chinese government;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the tax laws and regulations.

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

In addition, the demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from mainland China and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy, or fears of armed conflict or future acts of terrorism. In addition, our business and results of operations may be materially and adversely affected by any changes in China’s economy, including the decrease in the pace of economic growth. A number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, have contributed to a slowdown of China’s economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 6.7% in 2016, which is lower than the 6.9% in 2015, and a slowdown in its future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

City of Dreams Manila is located in the Philippines and is subject to certain economic, political and social risks within the Philippines. The Philippines has in the past experienced severe political and social instability, including acts of political violence. Any future political or social instability in the Philippines could adversely affect the business operations and financial conditions of City of Dreams Manila. In addition, changes in the policies of the government or laws or regulations, or in the interpretation or enforcement of these laws and regulations, such as possible anti-smoking policies or legislation, may negatively impact consumption patterns of visitors to City of Dreams Manila.

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

Certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties and the spending by such patrons, which may materially and adversely affect our business, financial condition and results of operations.

The number of patrons visiting our properties, in particular, those in Macau, and the spending by such patrons, may be affected by changes in policies and campaigns of the Chinese government. Recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gaming to Chinese mainland residents by foreign casinos and its initiatives to tighten monetary transfer regulations increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal.

Our Macau gaming business is dependent on visitors from China and any campaigns or initiatives which impact Chinese consumers’ willingness to spend may have a material effect on Macau’s gaming market and revenue of our Macau properties, which may materially and adversely affect our business, financial condition and results of operations.

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. Although we now also generate revenues from our Philippine operations, we continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. According to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues in 2016 as compared to 2015, with gross gaming revenues in Macau declining by approximately 3.3% on a year-over-year basis. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market.

The gaming industries in Macau and the Philippines are highly regulated.

Gaming is a highly regulated industry in Macau. Our Macau gaming business is subject to various laws, such as those relating to licensing, tax rates and anti-money laundering measures, which may change or become more stringent. Changes in laws may result in additional regulations being imposed on our gaming operations in Macau and our future projects. Our operations in Macau are also exposed to the risk of changes in the Macau government’s policies that govern operations of Macau-based companies and the Macau government’s interpretation of, or amendments to, our gaming subconcession. Any such adverse developments in the regulation of the Macau gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful. See “— Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or other regulations that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

The Philippine gaming industry is also highly regulated. City of Dreams Manila may legally operate under the Regular License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Regular License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

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

In addition, current laws and regulations in Macau and the Philippines concerning gaming and gaming concessions and licenses are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. These laws and regulations are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation, which could have a material adverse effect on our business, financial condition and results of operations.

Uncertainties in the legal systems in the PRC may expose us to risks.

Gaming-related activities in the PRC, including marketing activities, are regulated by the PRC government and subject to various PRC laws and regulations. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities and operations in the PRC is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, that affect gaming-related activities in the PRC could have a material and adverse effect on our business and prospects, financial condition and results of operations.

In addition, PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the PRC administrative and court authorities increases the uncertainties in the PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in the PRC. Any litigation or proceeding in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceeding could have a material adverse effect on our business, reputation, financial condition and results of operations.

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

In the Philippine gaming market, we compete with hotels and resorts owned by both Philippine nationals and foreigners. PAGCOR, an entity owned and controlled by the government of the Philippines, also operates gaming facilities across the Philippines. Our operations in the Philippines face competition from gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas, as we target similar pools of customers and tourists. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to City of Dreams Manila, and to promote Manila as a gaming destination.

In Macau, some competitors have opened new properties, expanded operations or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located.

For example, Galaxy opened Phase 2 of the Galaxy Macau Resort in May 2015. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened the Parisian Macao in Cotai in September 2016. Wynn Macau opened the Wynn Palace in Cotai in August 2016. MGM Grand Paradise and SJM have each begun construction of additional projects in Cotai which have been announced to open in the second half of 2017 and in 2018, respectively. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, a law permitting casinos in Japan took effect in December 2016. Certain other countries, such as Taiwan and Thailand, may also in the future legalize casino gaming. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Southeast Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Our regional competitors also include Crown’s Crown Melbourne in Melbourne, Australia, and Crown Perth in Perth, Australia, and other casino resorts that Melco International and Crown may develop elsewhere in Asia Pacific outside Macau. Melco International and Crown may develop different interests and strategies for projects in Asia whether respectively or under their joint venture, which conflict with the interests of our business in Macau, or otherwise compete with us for Asian gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”

The governments in Macau and the Philippines could grant additional rights to conduct gaming in the future, which could significantly increase competition and cause us to lose or be unable to gain market share.

In Macau, Melco Crown Macau is one of the six companies authorized by the Macau government to operate gaming activities. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. The Macau government has announced that until a further assessment of the economic situation in Macau, there will not be any increase in the number of concessions or subconcessions. However, the policies and laws of the Macau government could change and the Macau government could grant additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share.

In the Philippines, PAGCOR has issued regular gaming licenses to the Philippine Licensees and one other company and additional provisional gaming licenses to two other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR has also licensed private casino operators in special economic zones, including four in the Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in the Newport City CyberTourism Zone, Pasay City. The Regular License granted by PAGCOR to the Philippine Licensees is non-exclusive, and PAGCOR has given no assurances to the Philippine Licensees that it will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Regular License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.

Any simultaneous planning, design, construction and development of any future projects may stretch our management’s time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

There may be overlap in the planning, design, development and construction periods of our future projects. Members of our senior management will be involved in planning and developing our future projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to such projects, as well as our operating properties, which may result in delays in the construction or opening of any of our future projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

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

The success of our business may depend on our ability to attract and retain an adequate number of qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

The pool of experienced gaming and other skilled and unskilled personnel in Macau and the Philippines is limited. Our demand remains high for personnel occupying sensitive positions that require qualifications sufficient to meet gaming regulations and other requirements or skills and knowledge that would need substantial training and experience. Competitive demand for qualified gaming and other personnel is expected to be intensified by the increased number of properties recently opened and expected to open in close proximity to our properties in Macau and the Philippines. The limited supply and increased competition in the labor market could cause our labor costs to increase.

Macau government policy further prohibits us from hiring non-Macau resident dealers and supervisors. Due to the increased competition in the labor market and the relevant regulatory restrictions, we cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties, or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and operational management personnel could have a material adverse effect on our business.

Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case-by-case basis and, in relation to construction works, must be at least 1:1 unless otherwise authorized by the Macau government. Such a policy could have a material adverse effect on our ability to complete future works on our properties, such as Morpheus, the fifth hotel tower at City of Dreams, and the additional development of the land on which Studio City is located. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment sectors, this could have a material adverse effect on the operation of our properties.

In the Philippines, the Regular License requires that at least 95.0% of City of Dreams Manila’s total employees be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business.

Moreover, casino resort employers may also contest the hiring of their former employees by us. There can be no assurance that any such claim will not be successful or other similar claims will not be brought against us or any of our affiliates in the future. In the event any such claim is found to be valid, we could suffer losses and face difficulties in recruiting from competing operators. If found to have basis by courts, these allegations could also result in possible civil liabilities on us or our relevant officers if such officers are shown to have deliberately and willfully condoned a patently unlawful act.

Our insurance coverage may not be adequate to cover all losses that we may suffer from our operations. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage in the future.

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we maintain various types of insurance policies for our Philippine business and operations, including mainly property damage, business interruption and general liability insurance policies, and a surety bond required by PAGCOR, which secures the prompt payment by MCE Leisure Philippines of the monthly Licensee Fees due to PAGCOR. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.

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

There is limited available insurance in Macau and the Philippines and our insurers in Macau and the Philippines may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, Melco Crown Macau’s subconcession contract with Wynn Macau relating to the gaming concession in Macau (the “Subconcession Contract”), the Regular License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau and the Philippines, respectively, unless otherwise authorized by the respective counter-parties. Failure to maintain adequate coverage could be an event of default under our credit agreements, the Subconcession Contract or the Regular License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In addition to the element of chance, theoretical win rates are also affected by other factors, including player skills and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume of bets placed by our players and the amount of time players spend on gambling — thus our actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause our quarterly results to be volatile. Each of these factors, alone or in combination, have the potential to negatively impact our win rates, and our business, financial condition and results of operations could be materially and adversely affected.

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

In addition to acts of terrorism, Metro Manila has experienced severe natural disasters and its authorities may not be prepared or equipped to respond to such disasters. Macau, consisting of a peninsula and two islands off the coast of mainland China, is also susceptible to extreme weather conditions. Unfavorable weather conditions, severe typhoons or other natural disasters in Macau could prevent or discourage guests from traveling to Macau.

Further, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at our properties in Macau or Manila may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

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

An outbreak of widespread health epidemics, contagious disease or other outbreaks may have an adverse effect on the economies of certain Asian countries and may have a material adverse effect on our business, financial condition and results of operations.

Our business could be materially and adversely affected by the outbreak of widespread health epidemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika or Ebola. Any occurrence of such a health epidemic, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could also significantly impact our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Guangdong Province in China, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so there can be no assurance that an effective vaccine can be discovered or commercially manufactured in time to protect against any potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.

There can be no assurance that an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our employees or others involved in our operations were suspected of having swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. In addition, our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the global or PRC economy in general.

Health and safety or food safety incidents at our properties may lead to reputational damage and financial exposures.

We provide goods and services to a significant number of customers on a daily basis at our properties in Macau and Manila. In particular, with the addition of new attractions, entertainment and food and beverage offerings in Studio City and City of Dreams Manila, there are risks of health and safety incidents or adverse food safety events. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, or that there will not be any reputational damage from potential media coverage. See “— We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability and financial condition.”

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, Pataca or Philippine peso and other risks related to foreign exchange and currencies could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our current revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. In addition, we have revenues, assets, debt and expenses denominated in Philippine peso relating to our business in the Philippines. We also have subsidiaries, branch offices and assets in various countries, including Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the 2013 Senior Notes and Studio City Notes, and certain expenses, are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar, Pataca and Philippine peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, Pataca or Philippine peso to the U.S. dollar may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollar or Pataca for our operations, fluctuations in exchange rates between the H.K. dollar or Pataca against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2016 and 2015. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

We may undertake mergers, acquisitions, strategic transactions or investments that could result in operating difficulties and distractions from our current businesses and subject us to regulatory and legal inquiries and proceedings.

We have made, and may in the future make, acquisitions and investments in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding acquisitions or investments in such companies or projects. We may, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings in connection with such acquisitions and investments in companies or projects. In addition, if we acquire or invest in another company or project, the integration process following the completion of such acquisition may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities and adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.

In addition, we may expand our operations and enter new regions and markets through mergers, acquisitions, strategic transactions or investments. Such expansion may subject us to:

•	additional costs for complying with local laws, rules, regulations and policies as well as other local practices and customs in new markets, including establishing business and regulatory compliance programs;

•	currency exchange rate fluctuations or currency restructurings;

•	limitations or penalties on the repatriation of earnings;

•	unforeseen changes in regulatory requirements;

•	uncertainties as to local laws and enforcement of contract and intellectual property rights; and

•	changes in government, economic and political policies and conditions, political or civil unrest, acts of terrorism or the threat of international boycotts.

These factors and the impact of these factors on our business and operations are difficult to predict and may have material adverse effect on our business and prospects, financial condition and results of operations.

We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability and financial condition.

We are, and may in the future be, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal and regulatory proceedings and investigations which we or our affiliates may be a party to from time to time, or which could develop in the future, as well as fines or other penalties which may be imposed on us in connection with any requisite permit, license or other approval for our business and operations. Litigation and regulatory proceedings can be costly and time-consuming and may divert management attention and resources from our operations. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party. Our reputation may also be adversely affected by our involvement or the involvement of our affiliates in litigation and regulatory proceedings. In addition, we and our affiliates operate in a number of jurisdictions in which regulatory and government authorities have wide discretion to take procedural actions in support of their investigations and regulatory proceedings, including seizures and freezing of assets and other properties that are perceived to be connected or related to such investigations or regulatory proceedings. Given such wide discretion, regulatory or government authorities may take procedural actions that may affect our assets and properties in connection with any investigation or legal or regulatory proceeding involving us or any of our affiliates, which may materially affect our business, financial condition or results of operations.

In addition, if we are unsuccessful in defending against any claims alleging that we received misappropriated or misapplied funds, this may require further improvements to our existing anti-money laundering procedures, systems and controls and our business operations may be subject to greater scrutiny from relevant regulatory authorities, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Litigation and regulatory proceedings and investigation are inherently unpredictable and our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. Consistent with customary practice in both the Macau and the Philippines gaming markets, we grant credit to our gaming promoters and certain of our premium direct players. Gaming promoters bear the responsibility for issuing credit and subsequently collecting the credit they granted. We extend credit, often on an unsecured basis, to certain gaming promoters and VIP patrons whose level of play and financial resources warrant such an extension in our opinion. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them.

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau, the Philippines and under certain circumstances, Hong Kong. As most of our gaming customers in Macau are visitors from other jurisdictions, principally Hong Kong and China, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions, including China, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers, and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. We may also, in certain cases, have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, Macau gaming taxes or Philippines license fees (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

The current credit environment may limit availability of credit and may negatively impact our business and financial plans.

Our business and financing plans may be dependent upon completion of future financings. Any severe contraction of liquidity in the global credit markets may make it difficult and costly to obtain new lines of credit or to refinance existing debt, and may place broad limitations on the availability of credit from credit sources as well as lengthen the recovery cycle of extended credit. If the credit environment worsens, it may be difficult to obtain any additional financing on acceptable terms, or at all, which could adversely affect our ability to complete current and future projects. Continued tightening of liquidity conditions in credit markets may constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

Rolling chip patrons and VIP gaming customers may cause significant volatility in our revenues and cash flows.

A significant proportion of our casino revenues in Macau is generated from the rolling chip segment of the gaming market. Similarly, City of Dreams Manila also attracts foreign gaming visitors, particularly VIP players who typically place large individual wagers. The loss or a reduction in the play of the most significant of these rolling chip patrons or VIP gaming customers could have an adverse effect on our business. In addition, revenues and cash flows derived from high-end gaming of this type are typically more volatile than those from other forms of gaming primarily due to high bets and the resulting high winnings and losses. As a result, our business and results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenues and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters or if the financial resources of our gaming promoters are insufficient to allow them to continue doing business in Macau and/or Manila, our results of operations could be adversely impacted.

Customers introduced to us by gaming promoters are responsible for a portion of our gaming revenues in Macau and Manila. For the year ended December 31, 2016, approximately 23.5% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters. With the rise in casino operations in Macau and Manila, the competition for relationships with gaming promoters has increased. As of December 31, 2016, we had agreements in place with approximately 61 and 20 gaming promoters in Macau and the Philippines, respectively. If we are unable to utilize and develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit, which may increase our overall credit exposure. In addition, gaming promoters may encounter difficulties in attracting patrons to come to Macau or Manila. Gaming promoters may also experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in Macau or Manila. Credit already extended by our gaming promoters may become increasingly difficult to collect. This inability to attract sufficient patrons, settle accounts with patrons, grant credit and collect amounts due in a timely manner may negatively affect our gaming promoters’ operations, causing them to wind up or liquidate their operations, and as a result, our ability to maintain or grow casino revenues and our ability to recover credit extended may be adversely affected. The inability of gaming promoters to settle accounts with their patrons may expose such gaming promoters to litigation proceedings initiated by affected patrons, which may also expose us to additional litigation risk.

We are impacted by the reputation and integrity of the parties with whom we engage in business activities and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our own and our shareholders’ reputation, as well as impair relationships with, and possibly result in sanctions from, gaming regulators.

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our businesses. These parties include, but are not limited to, those who are engaged in gaming-related activities, such as gaming promoters, developers and hotel, restaurant and night club operators with whom we have or may enter into services or other types of agreements. Under the Macau Gaming Law, Melco Crown Macau has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming-related activities, where relevant, the gaming regulators also undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties with which we intend to associate. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If any of our gaming promoters violate gaming laws while on our premises, the government may, in its discretion, take enforcement action against the gaming promoters and may find us jointly liable for such gaming promoter’s violations. Also, if a party associated with us falls below the gaming regulator’s suitability standard or if their probity is in doubt, this may be negatively perceived when assessed by the gaming regulators. As a result, we and our shareholders may suffer reputational harm, as well as impaired relationships with, and possibly sanctions or other measures or actions from, the relevant gaming regulators with authority over our operations.

Any violation of anti-corruption laws, including the FCPA, could have a negative impact on us.

We and our businesses in different jurisdictions are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA. Breach of these anti-corruption laws carries severe criminal and civil sanctions as well as other penalties and reputational harm. There have been increased enforcement activities in the US and elsewhere in recent years. The number of FCPA cases and sanctions imposed by US authorities has risen considerably. We have adopted strict rules of conduct and compliance programs for our employees, agents and contractors, requiring them to conduct all their business dealings and practices in compliance with our policies and relevant anti-corruption laws. Notwithstanding our emphasis on an ethical business culture, there is no assurance that our employees, contractors and agents will adhere fully, or at all, or continue to adhere to our rules and programs. Should they fail to adhere to our rules of conduct and compliance programs, we may be investigated or prosecuted, or be made subject to other actions or proceedings. Penalties, sanctions and administrative remedies that may result from such actions or proceedings may have a material adverse effect on our business, financial condition and results of operations.

A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

We have applied for and/or registered the trademarks, including “Altira,” “Mocha Club,” “City of Dreams,” “City of Dreams Manila,” “Studio City,” “Melco Crown Philippines” and “Melco Resorts & Entertainment” in Macau, the Philippines and/or other jurisdictions. We have also registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and have a material adverse effect on our business, financial condition and results of operations. For example, if third parties misappropriate or infringe our intellectual property, we may need to take steps to protect our intellectual property, which may result in substantial expenses, all of which may adversely affect our business, financial condition and results of operations.

The infringement or alleged infringement of intellectual property rights belonging to third parties could adversely affect our business.

We face the potential risk of claims that we have infringed upon the intellectual property rights of third parties, which could be expensive and time-consuming to defend. In addition, we may be required to cease using certain intellectual property rights or selling certain products or services, pay significant damages or enter into costly royalty or licensing agreements, any of which could have a negative impact on our business, financial condition and future prospects.

We cannot assure you that anti-money laundering policies that we have implemented, and compliance with applicable anti-money laundering laws, will be effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movement of capital has created an environment whereby Macau’s casinos could be exploited for money laundering purposes. We also deal with significant amounts of cash during our regular casino operations in the Philippines. As our Macau and Philippine operations are subject to various reporting and anti-money laundering regulations, we have implemented anti-money laundering policies to address those requirements. Any changes to anti-money laundering laws and regulations in Macau and/or the Philippines may require us to adopt changes to our own anti-money laundering policies. It is noted that a National Risk Assessment on Money Laundering and Combating Financing of Terrorism Systems is currently being performed by the Macau Government, and the Asia/Pacific Group on Money Laundering’s “Mutual Evaluation for Macau” commenced in 2016 and is expected to be completed in 2017.

We cannot assure you that any such current or future policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau or the Philippines.

There can be no assurance that, despite the anti-money laundering measures we have adopted and undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. In addition, we expect to be required by regulatory authorities from Macau, the Philippines and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession or the Regular License. For more information regarding anti-money laundering regulations in Macau and the Philippines, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering Regulations in Macau” and “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines.”

Our information technology and other systems are subject to cyber security risk, including misappropriation of customer information or other breaches of information security, as well as regulatory and other risks.

We rely on information technology and other systems (including those maintained by third-parties with whom we contract to provide data services) to maintain and transmit large volumes of customer financial information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the ever-changing risk of compromised security. These risks include cyber and physical security breaches, system failure, computer viruses, and negligent or intentional misuse by customers, company employees or employees of third-party vendors. The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cyber security risks may not be sufficient. Our third-party information system service providers face risks relating to cyber security similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows.

Our collection and use of personal data are governed by privacy laws and regulations and privacy law is an area that changes often and varies significantly by jurisdiction. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our customers and guests. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) or a breach of security on systems storing our data may result in damage of reputation and/or subject us to fines, payment of damages, lawsuits, criminal liability or restrictions on our use or transfer of data.

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

Inspections of other firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China prevents the PCAOB from regularly evaluating our auditor’s audit procedures and quality control procedures as they relate to their work in mainland China. As a result, investors may be deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. Investors may lose confidence in our reported financial information and the quality of our financial statements.

Risks Relating to the Gaming Industry and Our Operations in Macau

Our recently opened Macau property Studio City faces significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations.

Studio City commenced operations in October 2015. While we have made significant capital investments for the development of Studio City, the Studio City land grant conditions, including, among others, completing the development of the land on which Studio City is located, require additional capital investments for Studio City. In October 2016, we filed an application with the Macau government requesting an extension of the development period under the Studio City land concession contract. Such application is currently under review by the Macau government. If the Macau government does not grant us an extension of the development period and we fail to fully complete the project by the deadline imposed by the Studio City land concession contract, we could be forced to forfeit all or part of our investment in Studio City. Such failure and potential consequences will have a material adverse effect on our business and negatively affect our business and prospects, results of operations and financial condition.

Furthermore, Studio City commenced its operations in an increasingly challenging regulatory and economic climate. For example, some of our competitors in Macau have been expanding operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located. See “— We face intense competition in Macau, the Philippines and elsewhere in Asia and may not be able to compete successfully.” Moreover, we face risks and uncertainties related to changes to the Chinese and Macau governments’ policies and regulations relating to gaming markets, including those affecting gaming table allocation and caps, smoking restrictions exchange control and repatriation of capital, measures to control inflation and monetary transfers and travel restrictions. Furthermore, gaming promoters, whose business affects our VIP gaming business which accounts for a portion of our gaming revenues, also face an increasingly challenging environment. Such challenges could lead to gaming promoters’ decreased liquidity, challenges in attracting sufficient patrons, inability to grant credit and collect amounts due in a timely manner.

In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in China’s economy) and commencement of operations. The 2021 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, which could disrupt the amount of money visitors can bring from mainland China to Macau. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or other regulations that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. See “— The gaming industries in Macau and the Philippines are highly regulated.”

The Macau government, from time to time, enacts legislation and imposes various regulations and restrictions that affect the gaming industry in Macau. For example, the Macau government has passed anti-smoking legislation and rules restricting smoking and continues to amend its legislation and rules relating to smoking. From time to time, the Macau government may take enforcement actions, such as imposing fines or other penalties, against patrons or gaming operators for any violation of anti-smoking regulations and rules. The implementation of such legislation, rules and regulations may deter potential gaming patrons who are smokers from frequenting casinos in Macau and disrupt the number of patrons visiting or the amount of time visiting patrons spend at our property, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations.”

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

Our activities in Macau are also subject to administrative review and approval by various departments of the Macau government. Any failure to obtain or maintain such administrative approvals may have a material impact on our business and operations.

The Macau government has established a maximum number of gaming tables that may be operated in Macau and may limit the number of new gaming tables at new gaming areas in Macau.

The Macau government has imposed a cap on gaming tables and restricts the number of gaming tables that may be operated in Macau. A cap of 5,500 tables up to the end of the first quarter of 2013 was implemented. In addition, for a period of ten years commencing from the second quarter of 2013, the number of gaming tables to be authorized by the Macau government will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables in Macau as of December 31, 2016, was 6,287. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government. Given such announcements by the Macau government, we may not be able to obtain Macau government’s approval to operate a sufficient number of gaming tables at our properties in Macau. These restrictions may have a material impact on our gaming revenues, overall business and operations and may adversely affect our development projects and the future expansion of our business.

Our business and operations in Macau are dependent upon our subconcession and, if we fail to comply with the complex legal and regulatory regime in Macau, our subconcession may be subject to revocation.

Under the terms of the Subconcession Contract, we are obligated to comply with all laws, regulations, rulings and orders promulgated by the Macau government from time to time. In addition, we must comply with all the terms of the Subconcession Contract which contains various general covenants and provisions, such as general and special duties of cooperation, special duties of information and obligations in relation to the execution of our investment plan, as to which the determination of compliance is subjective and depend, in part, on our ability to maintain continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government.

Under Melco Crown Macau’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and impose business and corporate requirements that may be binding on us. For example, the Macau Chief Executive has the right to require that we increase Melco Crown Macau’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries. Melco Crown Macau must also first obtain the Macau government’s approval before raising certain debt or equity. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Subconcession Contract is revocation of the subconcession. Under the subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by Melco Crown Macau with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, all of our casino premises and gaming equipment would revert to the Macau government automatically without compensation to us and Melco Crown Macau would be unable to operate casino gaming in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, see “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Subconcession Contract in Macau.” These events could lead to the termination of Melco Crown Macau’s subconcession without compensation to Melco Crown Macau. In many of these instances, the Subconcession Contract does not provide for a specific cure period within which any such events may be cured and the granting of any cure period, if at all, would be at the discretion of the Macau government.

Currently, there is no precedent on how the Macau government will treat the termination of a concession or subconcession and many of the laws and regulations relating to termination of a concession or subconcession have not yet been applied by the Macau government. Accordingly, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed.

Melco Crown Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022, or if the Macau government were to exercise its redemption right, we would be unable to operate casino gaming in Macau.

The Subconcession Contract expires on June 26, 2022. Unless it is extended beyond this expiration date or legislation on reversion of casino premises is amended, all of our casino premises and gaming-related equipment under Melco Crown Macau’s subconcession will automatically revert to the Macau government without compensation and we will cease to generate revenues from such operations. In addition, under the Subconcession Contract, the Macau government has the right, beginning from 2017, to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to compensation. Calculation of the amount of any such compensation would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the exercise of the redemption, multiplied by number of years of the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that Melco Crown Macau would be able to renew or extend the Subconcession Contract on terms favorable to us, or at all. We also cannot assure you that if Melco Crown Macau’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

Melco Crown Macau’s tax exemption from complementary tax on income from gaming operations under the subconcession tax will expire in 2021, and we may not be able to extend it.

Companies in Macau are subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws. We are also subject to a 35% special gaming tax on our gaming revenues as well as other levies of 4% imposed under the Subconcession Contract. Such other levies may be subject to change in the event the Subconcession Contract is renegotiated and as a result of any change in relevant laws. The Macau government granted to Melco Crown Macau the benefit of a corporate tax holiday on gaming profits in Macau until 2021. In addition, the Macau government has granted to one of our subsidiaries in Macau the complementary tax exemption until 2021 on profits generated from income received from Melco Crown Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to complementary tax. We cannot assure you that the corporate tax holiday benefits will be extended beyond their expiration dates.

During the five-year period from 2012 through 2016, an annual lump sum of MOP22.4 million (equivalent to approximately US$2.8 million) is payable by Melco Crown Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Crown Macau from gaming profits, whether such dividends are actually distributed by Melco Crown Macau or not, or whether Melco Crown Macau has distributable profits in the relevant year. Upon the payment of such lump sum amount, the shareholders of Melco Crown Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. In April 2016, we filed an application with the Macau government to extend and determine the annual lump-sum payment to be made by Melco Crown Macau with respect to tax due for dividend distributions to the shareholders of Melco Crown Macau from gaming profits. We cannot assure you that the same arrangement will be applied beyond 2016 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

Visitation to Macau may decline due to increased restrictions on visitations to Macau from citizens of mainland China.

A significant number of our gaming customers in Macau come from mainland China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties in Macau from mainland China. Since mid-2003, under the Individual Visit Scheme, or IVS, mainland Chinese citizens from certain cities have been able to travel to Macau on an individual visa application basis and did not need to join a tour group which they would have otherwise been required to do. In mid-2008 through 2010, the Chinese government adjusted its IVS visa policy towards Macau and limited the number of visits that certain mainland Chinese citizens may make to Macau in any given time period. With effect from October 2013, China banned “zero fare” tour groups involving no or low up-front payments and compulsory shopping, which were popular among visitors to Macau from mainland China. Further, in December 2014, the Chinese government tightened the enforcement of visa transit rules for those seeking to enter Macau at the Gongbei border (including requirements to present an airplane ticket to a destination country, a visa issued by such destination country and a valid Chinese passport). It is unclear whether these and other measures will continue to be in effect, become more restrictive or be readopted in the future. A decrease in the number of visitors from mainland China may adversely affect our results of operations.

Risks Relating to the Gaming Industry and Our Business in the Philippines

The land and buildings comprising the site occupied by City of Dreams Manila is leased by MCE Leisure Philippines and thus subject to risks associated with tenancy relationships.

MCE Leisure Philippines entered into a lease agreement on October 25, 2012, which became effective on March 13, 2013 (“Lease Agreement”), pursuant to which it leases from Belle Corporation the land and buildings occupied by City of Dreams Manila, which, in turn, leases part of the land from the Philippine government’s social security system (the “Social Security System”). Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises and the maintenance and normal repair of the buildings, any of which could result in an arbitrable dispute between Belle Corporation and MCE Leisure Philippines. There can be no assurance that any such dispute would be resolved or settled amicably or expediently or that MCE Leisure Philippines will not encounter any material issues with respect to its tenancy relationship with Belle Corporation. Furthermore, during the pendency of any dispute, Belle Corporation, as lessor, could discontinue essential services necessary for the operation of City of Dreams Manila, or seek relief to oust MCE Leisure Philippines from possession of the leased premises. Any prolonged or substantial dispute between Belle Corporation and MCE Leisure Philippines, or any dispute arising under the lease agreement between Belle Corporation and the Social Security System, could have a material adverse effect on the operations of City of Dreams Manila, which would in turn adversely affect our business, financial condition and results of operations. In addition, any negative publicity arising from disputes with, or non-compliance by, Belle Corporation with the Lease Agreement would have a material adverse effect on our business and prospects, financial condition and results of operations.

Furthermore, the Lease Agreement may be terminated under certain circumstances, including MCE Leisure Philippines’ non-payment of rent, or if either party fails to substantially perform any material covenants under the Lease Agreement and fails to remedy such non-performance in a timely manner, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

If the termination of certain agreements which Belle Corporation previously entered into with another casino operator and other third parties is not effective, such operator and third parties may seek to enforce these agreements against Belle Corporation or MCP as a co-licensee of Belle Corporation, which could adversely impact City of Dreams Manila and MCP.

Prior to MCE Leisure Philippines being designated as the sole operator under the Provisional License, Belle Corporation, for itself and on behalf of the other Philippine Parties, had previously entered into contracts with another operator and certain third-party contractors for the fit-out and other design work related to City of Dreams Manila in its previous form. Belle Corporation and the other Philippine Parties subsequently elected to terminate such contracts and the operator with whom Belle Corporation previously contracted, on behalf of itself and such third-party contractors, signed a waiver releasing the Philippine Parties from all obligations thereunder. Although Belle Corporation agreed to indemnify the Melco Philippine Parties from any loss suffered in connection with the termination of such contracts, there can be no assurance that Belle Corporation will honor such agreement. Any issues which may arise from such contracts and their counterparties, or any attempt by another operator or any other third party contractor to enforce provisions under such contracts, could interfere with MCP’s operations or cause reputational damage, which would in turn materially adversely affect our business, financial condition and results of operations.

Compliance with the terms of the Regular License, MCP’s ability to operate City of Dreams Manila and the success of City of Dreams Manila as a whole are dependent on the actions of the other Philippine Licensees over which MCP has no control.

Although MCE Leisure Philippines is the sole operator of City of Dreams Manila, the ability of the Melco Philippine Parties to operate City of Dreams Manila, as well as the fulfillment of the terms of the Regular License granted by PAGCOR in relation to City of Dreams Manila, depends to a certain degree on the actions of the Philippine Parties. For example, the Philippine Parties, as well as the Melco Philippine Parties, are responsible for meeting a certain debt to equity ratio as specified in the Regular License. The failure of any of the Philippine Parties to comply with these conditions would constitute a breach of the Regular License. As the Philippine Parties are separate corporate entities over which MCP has no control, there can be no assurance that the Philippine Parties will remain in compliance with the terms of the Regular License of their obligations and responsibilities under the Philippine Cooperation Agreement. In the event of any non-compliance, there can be no assurance that the Regular License will not be suspended or revoked. In addition, if any of the Philippine Parties fails to comply with any of the conditions to the Regular License, MCP may be forced to take action against the Philippine Parties under the Philippine Cooperation Agreement or to enter into negotiations with PAGCOR for amendments to the Regular License. There can be no assurance that any attempt to amend the Regular License would be successful. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

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

MCE Leisure Philippines’ right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among MCE Leisure Philippines and the Philippine Parties. For example, MCE Leisure Philippines is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (such contract value to be increased by 5.0% each year on each anniversary date of the operating agreement) without the consent of the other Philippine Licensees. In addition, MCE Leisure Philippines is required to remit specified percentages of the mass market and VIP gaming earnings before interest, tax, depreciation and amortization or net revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc. (“PLAI”).

If MCE Leisure Philippines is unable to comply with any of the provisions of the operating agreement, the other parties to the operating agreement may bring lawsuits and seek to suspend or replace MCE Leisure Philippines as the sole operator of City of Dreams Manila, or terminate the operating agreement. Moreover, the Philippine Parties may terminate the operating agreement if MCE Leisure Philippines materially breaches the operating agreement. Termination of the operating agreement, whether resulting from MCE Leisure Philippines’ or the Philippine Parties’ non-compliance with the operating agreement, would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

MCE Leisure Philippines may be forced to suspend VIP gaming operations at City of Dreams Manila under certain circumstances.

Under the operating agreement for City of Dreams Manila, MCE Leisure Philippines must periodically calculate, on a 24-month basis, the respective amounts of VIP gaming earnings before interest, tax, depreciation and amortization derived from City of Dreams Manila (the “PLAI VIP EBITDA”) and VIP gaming net win derived from City of Dreams Manila pursuant to the operating agreement (the “PLAI VIP Net Win”) and report such amounts to the Philippine Parties. If the PLAI VIP EBITDA is less than the PLAI VIP Net Win, the Philippine Licensees must meet within ten business days to discuss and review City of Dreams Manila’s financial performance and agree on any changes to be made to the business operations of City of Dreams Manila and/or to the payment terms under the operating agreement. If such an agreement cannot be reached within 90 business days, MCE Leisure Philippines must suspend VIP gaming operations at City of Dreams Manila.

Any suspension of VIP gaming operations at City of Dreams Manila would materially adversely impact gaming revenues from City of Dreams Manila. Moreover, suspension of VIP gaming operations could effectively lead MCE Leisure Philippines to limit or suspend certain non-gaming operations focusing on VIP players, such as the VIP hotel and VIP lounge, which would further reduce revenues from City of Dreams Manila. Any suspension of VIP gaming operations, even for a brief period of time, could also damage the reputation and reduce the attractiveness of City of Dreams Manila as a premium gaming destination, particularly among premium direct players and other VIP players, as well as gaming promoters, which could have a material adverse effect on our business, financial condition and results of operations.

Increased competition in the Philippine gaming market may affect City of Dreams Manila’s business and results of operations.

The three other holders of PAGCOR licenses in Entertainment City continue to develop their businesses. Any significant increase in gaming facilities available in the region where City of Dreams Manila is located would intensify competition. The operation of City of Dreams Manila would in turn need to increase its competitiveness in order to keep pace with any increased competitiveness of the Philippine gaming market.

MCP may not be able to implement an effective business strategy to keep pace with the developing competition in the Philippine gaming market. Any failure by MCP to improve its competitiveness within the Philippine gaming market or take advantage of the opportunities presented by a developing market may have a material adverse effect on our business and results of operations.

City of Dreams Manila’s ability to generate revenues depends to a substantial degree on the development of Manila and the Philippines as a tourist and gaming destination.

The integrated casino resort and gaming industry in the Philippines is in an early stage of development and has a limited track record. It is difficult to evaluate the attractiveness of each of Entertainment City, Manila, and the Philippines, in general, as viable gaming destinations to domestic and international visitors. City of Dreams Manila’s ability to generate revenue depends to a substantial degree on the continued development of the Philippines as a tourist and gaming destination, which in turn depends on several factors beyond the control of MCP, including the Philippine government’s ability to successfully promote the Philippines as an attractive tourist destination, general promotion of the Philippines by the Philippine Department of Tourism and key tourism companies, the development of transportation and tourism infrastructure, consumer preferences and other factors in the Philippines and the region. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

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

MCP may be unable to successfully register City of Dreams Manila as a tourism enterprise zone with the Philippine Tourism Infrastructure and Enterprise Zone Authority, an agency of the Philippine Department of Tourism (“TIEZA”).

While MCE Leisure Philippines intends to apply for a designation as a tourism enterprise with TIEZA, there can be no assurance that TIEZA will approve the designation of MCE Leisure Philippines as a tourism enterprise. If MCE Leisure Philippines is unable to register as a tourism enterprise with TIEZA, it will not be entitled to certain fiscal incentives provided to some of MCE Leisure Philippines’ competitors that are registered as tourism enterprises under TIEZA. For example, MCP’s liability for value added tax (“VAT”) on its sales largely depends on whether it may avail itself of tax incentives under TIEZA. If tax incentives under TIEZA are not available to MCP, it will be liable for VAT, which may result in a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

In addition, if MCE Leisure Philippines is able to register as a tourism enterprise with TIEZA, it will then be required to withdraw its current registration as a tourism economic zone enterprise with the Philippine Economic Zone Authority. The process of shifting from a tourism economic zone enterprise under the Philippine Economic Zone Authority to a tourism enterprise under TIEZA is uncertain. There is also uncertainty with respect to the fiscal incentives that may be provided to a registered tourism enterprise under TIEZA. Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

However, several bills are currently pending in the Philippine legislature with a view towards rationalizing fiscal incentives currently granted to certain enterprises and activities, including tourism enterprises. It is uncertain what the effect, if any, will be on the incentives currently granted to qualified tourism enterprises under the Tourism Act of 2009, if and when such bills are passed into law.

MCP’s gaming operations are dependent on the Regular License issued by PAGCOR.

PAGCOR regulates all gaming activities in the Philippines except for lottery, sweepstakes, jueteng, horse racing and gaming inside the Cagayan Export Zone. City of Dreams Manila’s gaming areas may only legally operate under the Regular License granted by PAGCOR, which imposes certain requirements on the Melco Philippine Parties and their service providers. The Regular License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Regular License include, among others:

•	payment of monthly license fees to PAGCOR;

•	maintenance of a debt-to-equity ratio (based on calculation as agreed with PAGCOR) for each of the Philippine Licensees of no greater than 70:30;

•	at least 95.0% of the total employees of City of Dreams Manila must be Philippine citizens;

•	2.0% of certain casino revenues must be remitted to a foundation devoted to the restoration of cultural heritage and 5.0% of certain non-gaming revenues to PAGCOR; and

•	operation of only the authorized casino games approved by PAGCOR.

Moreover, certain provisions and requirements of the Regular License are open to different interpretations and have not been interpreted by Philippine courts or made subject to more detailed interpretative rules. There is no guarantee that the Melco Philippine Parties’ proposed mode of compliance with these or other requirements of the Regular License will be free from administrative or judicial scrutiny in the future. Any difference in interpretation between PAGCOR and MCP with respect to the Regular License could result in sanctions against the Melco Philippine Parties, including fines or other penalties, such as suspension or termination of the Regular License.

There can be no assurance that the Philippine Licensees will be able to continuously comply with all of the Regular License’s requirements, or that the Regular License will not be modified to contain more onerous terms or amended in such a manner that would cause the Philippine Licensees to lose interest in the operation of City of Dreams Manila. If the Regular License is materially altered or revoked for any reason, including the failure by any of the Philippine Licensees to comply with its terms, MCP may be required to cease City of Dreams Manila’s gaming operations, which would have a material adverse effect on our business, financial condition and results of operations. In addition, a failure in the internal control systems of MCP may cause PAGCOR to adversely modify or revoke the Regular License. Finally, the Regular License will terminate in 2033, coinciding with the PAGCOR Charter’s termination, and there is no guarantee that the PAGCOR Charter or the Regular License will be renewed.

In addition, City of Dreams Manila’s gaming operations is highly regulated in the Philippines. As PAGCOR is also a gaming operator, there can be no assurance that PAGCOR will not withhold certain approvals from the Melco Philippine Parties in order to favor its own gaming operations. PAGCOR may also modify or impose additional conditions on its licensees or impose restrictions or limitations on MCE Leisure Philippines’ casino operations that would interfere with MCE Leisure Philippines’ ability to provide VIP services, which could adversely affect MCP’s business, financial condition and results of operations.

City of Dreams Manila may be required to obtain an additional legislative franchise, in addition to its Regular License.

On March 5, 2012, the House of Representatives in the Philippines approved House Bill 5682, reverting to the Congress of the Philippines the right to grant legislative franchises to operators of games of chance, cards and numbers. Under House Bill 5682, PAGCOR will be prohibited from issuing casino, gaming and other similar licenses to operate without legislative franchises. Under House Bill 5682, the Philippine Licensees will be required to obtain from the Congress a legislative franchise to operate gambling casinos, gaming clubs and other similar gambling enterprises within one year from the date of the proposed law’s effectiveness. Non-compliance will be subject to cancelation of the license issued by PAGCOR. Further, House Bill 5682 provides that Congress shall have the authority to alter, amend or repeal any existing franchise, contract or similar arrangement when it is in the interest of the general welfare of the public.

It is not yet known if House Bill 5682, in its current form, will be approved by the Senate or signed into law by the President of the Philippines. In the event that House Bill 5682 is signed into law, City of Dreams Manila may be required to obtain an additional legislative franchise in addition to its Regular License and there can be no assurance that such a franchise, which generally requires legislative approval after public hearings, will be granted. In addition, the Regular License may be subject to amendment or repeal by the Philippine Congress. In the event City of Dreams Manila is not granted any required franchise, or the Regular License is materially amended or repealed, the operation of City of Dreams Manila may cease, which would have a material adverse effect on our business, financial condition and results of operations.

There exists uncertainty over whether the Philippine Licensees will be subject to corporate income tax.

There exists uncertainty over whether the Philippine Licensees will be subject to corporate income tax at the rate of 30% in addition to the license fees paid to PAGCOR “in lieu of all taxes” pursuant to the Regular License. On March 2011, the Supreme Court of the Philippines issued an order implicitly revoking PAGCOR’s exemption from corporate income tax under the PAGCOR Charter and removing PAGCOR from the list of government-owned and controlled corporations that are exempt from paying corporate income tax. Subsequently, in April 2013, the Bureau of Internal Revenue of the Philippines (“BIR”) issued a circular indicating that PAGCOR and its licensees and contractees are subject to corporate income tax on their gambling, casino, gaming club and other similar recreation or amusement and gaming pool operations. To mitigate the effects of the 2011 decision of the Supreme Court of the Philippines, PAGCOR, in May 2014, issued a regulation allowing the Philippine Licensees and the other casino operators to reallocate ten percent (10%) of the monthly Licensee Fees to be remitted to PAGCOR. This 10% will be used to pay any corporate income tax that may be levied against the Philippine Licensees and the other casino operators at the end of the fiscal year, and any remaining amount after paying such tax would be remitted to PAGCOR.

In February 2015, the Supreme Court of the Philippines issued another decision stating that PAGCOR’s income from its gaming operations can only be subject to a five percent (5%) franchise tax, and not corporate income tax. In addition, the Supreme Court of the Philippines in its February 2015 decision ruled that despite amendments to the National Internal Revenue Code, the PAGCOR Charter remains in effect, and thus, income from gaming operations shall not be subject to corporate income tax. In August 2016, the Supreme Court of the Philippines accepted the petition filed by Bloomberry Resorts and Hotels, Inc., one of the four PAGCOR licensees and operator of Solaire, against the BIR to cease and desist from imposing corporate income tax on income derived from gaming operations. The BIR filed a motion for reconsideration of the August 2016 decision, which the Supreme Court of the Philippines denied in November 2016. Any requirement of the Philippine Licensees to pay corporate income tax would have a material adverse effect on our business, financial condition and results of operations.

MCP is exposed to risks in relation to MCP’s previous business activities and industry.

Prior to our acquisition of MCP, MCP’s primary business was the manufacture and processing of pharmaceutical products. The pharmaceuticals industry is highly regulated in the Philippines and abroad. There can be no assurance that MCP will not be involved in or subject to claims, allegations or suits with respect to its previous activities in the pharmaceutical industry for which MCP may not be insured fully or at all. Although MCP has indemnities as to certain liabilities or claims or other protections put in place, any adverse claim or liability imputed to MCP with respect to its previous business activities could have a material adverse effect on its business and prospects, financial condition, results of operations and cash flow.

Risks Relating to Our Corporate Structure and Ownership

Our controlling shareholder has a substantial influence over us, and its interests in our business may be different than yours.

As of April 10, 2017, Melco International’s beneficial shareholding in Melco Resorts & Entertainment is approximately 51.3%. In addition, Melco International, through Melco Leisure, has the right to nominate four of our directors. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or other countries that compete with our businesses in Macau and the Philippines and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

In addition, Melco International and Crown have also entered into an amended and restated shareholders deed under which, among other things, Crown has the right to nominate one director and each of Melco International and Crown agrees to vote in favor of the nominees to our board designated by the other. Crown has also agreed to vote in favor of up to four suitably qualified candidates recommended by Melco International as independent non-executive directors. As a result, Melco International and Crown, if they act together, will have the power, among other things, to elect or appoint all of the directors to our board, including our independent directors, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of other shareholders and the interests of Melco International or Melco International and Crown may conflict with your interests as minority shareholders.

Melco International may pursue additional casino projects in Asia or elsewhere, which, along with its current operations, may compete with our projects in Macau and the Philippines, which could have material adverse consequences to us and the interests of our minority shareholders.

Melco International may take action to construct and operate new gaming projects located in other countries in the Asian region or elsewhere, which, along with its current operations, may compete with our projects in Macau and the Philippines and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects. We also face competition from regional competitors, which include Crown Melbourne in Melbourne, Australia and Crown Perth in Perth, Australia. We expect to continue to receive significant support from Melco International in terms of its local experience, operating skills, international experience and high standards. Should Melco International decide to focus more attention on casino gaming projects located in other areas of Asia or elsewhere that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau and/or the Philippines, Melco International may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth.

Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. We cannot guarantee you that Melco International will make strategic and other decisions which do not adversely affect our business.

Changes in our share ownership, including a change of control of our subsidiaries’ shares, could result in our subsidiaries’ inability to draw loans or cause events of default under our subsidiaries’ indebtedness, or could require our subsidiaries to prepay or make offers to repurchase certain indebtedness.

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of Melco Crown Macau, MCE Finance, Studio City Investments, Studio City Company, Studio City Holdings Five Limited or certain of its subsidiaries held by us and/or Melco International and Crown or certain of our subsidiaries (as the case may be) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of MCE Finance, Studio City Investments and Studio City Company.

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

Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes, 2013 Senior Notes and Philippine Notes and potential enforcement of remedies by our lenders or note holders (as the case may be), which would have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Financing and Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our major outstanding indebtedness as of December 31, 2016 includes:

•	approximately HK$3.7 billion (equivalent to approximately US$0.5 billion) under the 2015 Credit Facilities;

•	US$1.0 billion from MCE Finance’s issuance of the 2013 Senior Notes;

•	US$1.2 billion from Studio City Company’s issuance of the 2016 Studio City Notes;

•	US$825.0 million from Studio City Finance’s issuance of the 2012 Studio City Notes;

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2021 Studio City Senior Secured Credit Facility; and

•	PHP15 billion (equivalent to approximately US$340 million at date of pricing) from MCE Leisure Philippines’ issuance of the Philippine Notes.

Our expected long-term indebtedness includes:

•	financing for a significant portion of any future projects or phases of projects. Additionally, we may incur indebtedness for Morpheus, the fifth hotel tower at City of Dreams, depending upon our cash flow position during the construction period.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expenses in the event of increases in interest rates to the extent a portion of our indebtedness bears interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our indebtedness and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available to us to fund our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and/or our subsidiaries’ assets over which our creditors have taken or will take security.

Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other obligations.

We may require additional financing to complete our investment projects, which may not be available on satisfactory terms or at all.

We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities and the issuance of debt securities. We may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There is no assurance that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.

Any financing related to our capital investment projects may also be subject to, among others, the terms of credit facilities, the 2013 Senior Notes, the Studio City Notes and the Philippine Notes. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to rating agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated indebtedness obligations, including our credit facilities, the 2013 Senior Notes, Studio City Notes and Philippine Notes, to refinance and to fund working capital needs, planned capital expenditures and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control, including:

•	our future operating performance;

•	the demand for services that we provide;

•	general economic conditions and economic conditions affecting Macau, the Philippines or the gaming industry in particular;

•	our ability to hire and retain employees and management at a reasonable cost;

•	competition; and

•	legislative and regulatory factors affecting our operations and business.

We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected indebtedness obligations or our other liquidity needs, in which case we may have to seek additional borrowings or undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seek to raise additional capital on terms that may be onerous or highly dilutive, any of which could have a material adverse effect on our operations. Our ability to incur additional borrowings or refinance our indebtedness, including our credit facilities, the 2013 Senior Notes, Studio City Notes and Philippine Notes, will depend on the condition of the financing and capital markets, our financial condition at such time and potentially governmental approval. We cannot assure you that any additional borrowing, refinancing or restructuring would be possible or that any assets could be sold or, if sold, the timing of any sale or the amount of proceeds that would be realized from any such sale. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect, including the indentures governing the 2013 Senior Notes, Studio City Notes and Philippine Notes. In addition, any failure to make scheduled payments of interest or principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which would harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our failure to generate sufficient cash flow to satisfy our existing and projected indebtedness obligations or other liquidity needs, or to refinance our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests.

The agreements governing our credit facilities and debt instruments contain restrictions on our ability to engage in certain transactions and may limit our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests. These restrictions include, among other things, limitations on our ability and the ability of our restricted subsidiaries or other members of our obligor group to:

•	pay dividends or distributions or repurchase equity;

•	make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	incur additional debt, including guarantees;

•	make certain investments;

•	create liens on assets to secure debt;

•	enter into transactions with affiliates;

•	issue shares of subsidiaries;

•	enter into sale-leaseback transactions;

•	engage in other businesses;

•	merge or consolidate with another company;

•	undergo a change of control;

•	transfer, sell or otherwise dispose of assets;

•	issue disqualified stock;

•	create dividend and other payment restrictions affecting subsidiaries;

•	designate restricted and unrestricted subsidiaries; and

•	vary Melco Crown Macau’s Subconcession Contract or Melco Crown Macau’s and certain of its subsidiaries’ land concessions and certain other contracts.

Certain of our credit facilities and debt instruments also require us to satisfy various financial covenants, which include requirements for minimum interest coverage ratio and leverage ratios. For more information on financial covenants we are subject to under our credit facilities and debt instruments, see note 11 to the consolidated financial statements included elsewhere in this annual report. Future indebtedness or other agreements may contain covenants more restrictive than those contained in our existing credit facilities and debt instruments.

In addition, certain of our credit facilities and debt instruments are secured by mortgages, assignment of land use rights, leases or equivalents, security over shares, charges over bank accounts, security over assets and other customary security over the assets of our Macau subsidiaries. In the event of a default under such credit facilities and debt instruments, the holders of such secured indebtedness would first be entitled to payment from their collateral security, and only then would holders of our Macau subsidiaries’ unsecured debt be entitled to payment from their remaining assets.

Our ability to comply with the terms of our outstanding credit facilities and debt instruments may be affected by general economic conditions, industry conditions and other events outside of our control. As a result, we may not be able to maintain compliance with these covenants. In addition, if our properties’ operations fail to generate adequate cash flow, we may violate these covenants, causing a default under our agreements, upon which creditors could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, our credit facilities and debt instruments contain cross-acceleration or cross-default provisions, as a result of which our default under one facility or instrument may cause the acceleration of repayment of debt or result in a default under our other facilities or instruments. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we do obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

Drawdown or rollover of advances under our credit facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to utilize or roll over loan advances under such facilities. There is no assurance that we will be able to satisfy all conditions precedent under our current or future credit facilities.

Our current and future credit facilities, including the 2015 Credit Facilities and the 2021 Studio City Senior Secured Credit Facility, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. The satisfaction of such conditions precedent may involve actions of third parties and matters outside of our control, such as government consents and approvals. If there is a breach of any terms or conditions of our credit facilities or other obligations and the breach is not cured or capable of being cured, such conditions precedent will not be satisfied. The inability to draw down or roll over loan advances under any credit facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned. Such events may also result in an event of default under the respective credit facility and may also trigger cross-defaults under our other indebtedness obligations. There can be no assurance that all conditions precedent to draw down or roll over loan advances under our credit facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could harm the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.

Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to generate revenues from operations at our present and future projects.

If we are unable to maintain our current financing arrangements or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), such failure could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of Morpheus, the fifth hotel tower at City of Dreams, and the remaining land for Studio City and any other future projects. In addition, such failure may also limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. Furthermore, the costs incurred by any new financing may be greater than anticipated due to unfavorable market conditions. Any such increase in funding costs may have a negative impact on our revenue and financial condition.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market since January 2, 2009. During the period from December 19, 2006 to April 10, 2017, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on April 10, 2017 was US$19.87 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market, the Philippine market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	general economic, political or other factors that affect the region where our properties are located;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau gaming market and/or the Philippine gaming market;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi and Philippine peso;

•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs; and

•	rumors related to any of the above.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

We cannot assure you that we will make dividend payments in the future.

On January 12, 2017, we announced a special dividend of approximately US$650 million and a dividend policy targeting to distribute quarterly cash dividends of US$0.03 per ordinary share of the Company (equivalent to US$0.09 per ADS), subject to our ability to pay dividends from our accumulated and future earnings and our cash balance and future commitments. We cannot assure you that we will make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board.

Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, 2013 Senior Notes, Studio City Notes, 2021 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The 2013 Senior Notes, Studio City Notes and 2021 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by MCE Finance and its subsidiaries and Studio City Finance (under the 2012 Studio City Notes), Studio City Investments (under the 2016 Studio City Notes and 2021 Studio City Senior Secured Credit Facility) and their respective subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

Substantial sales or perceived sales of our shares or ADSs in the public market could cause the price of our ADSs and shares to decline.

Sales of our ADSs or shares in the public market, or the perception that these sales could occur, could cause the market price of our shares and ADSs to decline. There is no assurance that Melco International or Crown will not sell all or a part of its ownership interest in us. Any sale of their interest may be subject to volume and other restrictions, as applicable, under Rule 144 under the Securities Act of 1933, or the Securities Act, and subject to the terms of the amended shareholders’ deed between Melco International and Crown. To the extent these or other shares are sold into the market, the market price of our shares and ADSs could decline. Furthermore, the purchases of our ADSs by dealers or their respective affiliates in connection with the termination of all or any portion of the securities loan agreements they entered into with Melco Leisure and Entertainment Group Limited and/or the swap transactions they entered into with Crown Asia Investments in December 2016 may have the effect of increasing, or limiting a decrease in, the market price of our ADSs during the relevant unwind period. The ADSs represent interests in our shares. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.

In addition, Melco International and Crown have the right to cause us to register the sale of their shares under the Securities Act, subject to the terms of their amended shareholders’ deed and the registration rights agreement. Registration of these shares under the Securities Act would result in these shares becoming eligible for deposit in exchange for freely tradable ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration statement. Sales of these registered shares in the public market could cause the price of our share and ADSs to decline.

Any decision by us to raise further equity in the markets in the U.S., which would result in dilution to existing shareholders, could cause the price of our ADSs and shares to decline.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares of the depositary and in accordance with the provisions of the deposit agreement. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw ordinary shares represented by your ADSs to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to convene a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we deem or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under the Cayman Companies Law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

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

Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our Company was incorporated in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands. Our subsidiary Melco Crown Macau is one of six companies licensed, through concession or subconcession, to operate casinos in Macau. For more information on our corporate structure, see “— C. Organizational Structure.”

In December 2006, we completed the initial public offering of our ADSs, each of which represents three ordinary shares, and listed our ADSs on the Nasdaq under the symbol “MPEL.”

In May 2008, we changed our name from Melco PBL Entertainment (Macau) Limited to Melco Crown Entertainment Limited.

In January 2009, we were upgraded to trade on the Nasdaq Global Select Market.

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort developed in Macau.

On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MCP, a company listed on the Philippine Stock Exchange. Following the completion of our acquisition of MCP, we transferred our 100% equity interest in MCE Leisure Philippines to MCP in March 2013. MCE Leisure Philippines has been granted the exclusive right to manage, operate and control our Philippines integrated casino resort project, City of Dreams Manila.

In May 2016, we repurchased 155 million ordinary shares from Crown Asia Investments. Following completion of the repurchase with cancelation of such shares and certain changes in the composition of our board of directors, Melco International became our single largest shareholder and we were treated as a subsidiary of Melco International.

In February 2017, the Melco Acquisition closed, upon which Melco International became our sole majority shareholder.

In March 2017, our name change from Melco Crown Entertainment Limited to Melco Resorts & Entertainment Limited became effective.

In April 2017, our Nasdaq ticker symbol changed from “MPEL” to “MLCO.”

For a description of our principal capital expenditures for the years ended December 31, 2016, 2015, and 2014, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Our principal executive offices are located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-2598-3600 and our fax number is 852-2537-3618. Our website is www.melco-resorts.com. The information contained on our website is not part of this annual report on Form 20-F.

B. BUSINESS OVERVIEW

Overview

We are a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. We currently have three major casino-based operations in Macau, namely, City of Dreams, Altira Macau and Studio City, and non-casino based operations in Macau at our Mocha Clubs. We also have a casino-based operation in the Philippines, City of Dreams Manila.

We are developing Morpheus, the fifth hotel tower at City of Dreams in Cotai, Macau, and are currently reviewing the development plan and schedule for the remaining land for Studio City. We plan to develop Morpheus into an iconic landmark and currently target its opening in 2018. With 1.0 million square feet of hotel space and 0.5 million square feet of podium space, Morpheus is expected to house approximately 780 rooms, suites and villas. For prevailing Macau market condition, see “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate two Forbes 5-Star hotels in Macau – Altira Macau and Crown Towers – and have nine Forbes 5-Stars and one Forbes 4-Stars across our properties. We seek to attract patrons throughout Asia and, in particular, from Greater China.

In the Philippines, MCE Leisure Philippines, a subsidiary of MCP, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

We generated a significant majority of the total revenues for each of the years ended December 31, 2014, 2015 and 2016 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. As of December 31, 2016, City of Dreams operated approximately 500 gaming tables and approximately 800 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. We have one hotel management agreement, pursuant to which Hyatt of Macau Ltd. manages the Grand Hyatt Macau hotel and receives management fees. We had also previously entered into license agreements with respect to Crown Towers and Hard Rock Hotel, pursuant to which we had been granted certain rights to use certain intellectual property of the licensors. No fee is payable for our current use of the Crown marks while certain fees are payable for our use of the Hard Rock marks. We currently expect to rebrand the Crown Towers in the near future. In addition, we provided notice to terminate the license agreement with respect to the Hard Rock Hotel and we intend to rebrand the Hard Rock Hotel to The Countdown Hotel in around July 2017. See “— Intellectual Property.” Crown Towers and The Countdown Hotel each offers approximately 300 guest rooms, and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. City of Dreams, together with SOHO, includes approximately 30 restaurants and bars, approximately 150 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,434 square meters (equivalent to approximately 26,200 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams and which had its grand opening in August 2014, offers customers a wide selection of food and beverage and other non-gaming offerings.

Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and “Casino VIP Room” and “Casino Interior Design” awards in 2011. It has also received the “Best Leisure Development in Asia Pacific” award in the International

Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Crown Towers was the first hotel brand in Macau to receive the Forbes Travel Guide 5-Star distinction for its hotel, spa and every restaurant in January 2014. In 2017, it was recognized as a Forbes 5-Star hotel for the fifth consecutive year, and Crown Spa, the contemporary French restaurant The Tasting Room, the Cantonese culinary masterpiece Jade Dragon and the premium Japanese fine-dining establishment Shinji by Kanesaka were all awarded Forbes 5-Star ratings. In addition, Jade Dragon and The Tasting Room once again garnered Michelin two-star ratings in the Michelin Guide Hong Kong Macau 2017 while Shinji by Kanesaka maintained the one-star Michelin rating it was awarded in 2016. Jade Dragon and The Tasting Room were also the only two restaurants in Macau on the 2017 list of Asia’s 50 Best Restaurants, an acclaimed gastronomic guide judged by Asia’s 50 Best Restaurants Academy. Moreover, Jade Dragon and The Tasting Room were included in the list of Hong Kong Tatler’s Best Restaurants Guide in 2015, and together with Shinji by Kanesaka, all three restaurants were included in the list in 2016 and 2017.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was awarded the Excellence Award of the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the prestigious “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report.

We are developing Morpheus, the fifth hotel tower at City of Dreams.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

As of December 31, 2016, Altira Macau operated approximately 112 gaming tables and 56 gaming machines. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes 5-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes 5-Star ratings in lodging and spa categories by Forbes Travel Guide for eight consecutive years. Altira Macau also received the “Most Favorite Travel Resort & Hotel” of U Magazine in 2015 and was honored the “Best Luxury Fitness Spa Award” in the prestigious World Luxury Spa Awards in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Italian restaurant Aurora and its Japanese restaurant Tenmasa have both earned Forbes 5-Star recognition in the Forbes Travel Guide for the fourth and third consecutive year, respectively, in 2017. Its Chinese restaurant, Ying, garnered a Michelin star in the Michelin Guide Hong Kong Macau 2017 and, along with Aurora and Tenmasa, were winners of the “Best of Award Excellence of Wine Spectator” in 2015. All three restaurants together with Kira and 38 Lounge at Altira Macau were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2015 and 2016 and Aurora, Tenmasa, Ying and Kira were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

Studio City

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. As of December 31, 2016, Studio City operated approximately 280 gaming tables and 980 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 33 VIP tables. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena, a live magic venue and a Pacha nightclub, as well as approximately 1,600 hotel rooms, various food and beverage outlets and approximately 35,000 square meters (equivalent to approximately 377,000 square feet) of themed and innovative retail space.

Studio City was awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016, recognizing its high standard of facilities, games, customer service, atmosphere, style and design of the resort. It was also honored as “Asia’s Leading New Resort” in World Travel Awards 2016. Studio City’s signature Cantonese restaurant, Pearl Dragon, celebrated its brand new inclusion to the rank of one-Michelin-starred establishment in the Michelin Guide Hong Kong Macau 2017. In addition, Pearl Dragon, Hide Yamamoto and Bi Ying were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

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

We are currently reviewing the development plan and schedule for the remaining land for Studio City.

Our subsidiary Melco Crown Macau operates the gaming areas of Studio City pursuant to a services agreement it entered into in May 2007, as amended in June 2012, with Studio City Entertainment Limited, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or relate to the aforementioned agreement. Melco Crown Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. As of December 31, 2016, Mocha Clubs had seven clubs with a total of 1,034 gaming machines in operation, which represented 7.5% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

In addition to slot machines, each Mocha Club site offers electronic gaming tables without dealers. The gaming facilities at our Mocha Clubs include what we believe is the latest technology for gaming machines and offer both single-player machines with a variety of games, including progressive jackpots, and multi-player games where players on linked machines play against the house in electronic roulette, baccarat and sicbo, a traditional Chinese dice game.

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

The property’s total gross floor area is approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 1,700 slot machines, 1,700 electronic gaming tables and 380 gaming tables. As of December 31, 2016, we operated approximately 1,596 slot machines, 158 electronic gaming tables and 270 gaming tables.

City of Dreams Manila has three hotels comprising Crown Towers, Nobu Hotel and Hyatt City of Dreams Manila, with approximately 950 rooms in aggregate. City of Dreams Manila has three separate entertainment venues: DreamPlay by DreamWorks, a family entertainment center, which officially opened in June 2015; CenterPlay, a live performance central lounge within the casino; and the nightclubs Chaos and Pangaea Ultra-Lounge, a night club that has active gaming tables, both encapsulated within the Fortune Egg. City of Dreams Manila also has a retail boulevard, The Shops at the Boulevard, which is a retail strip interspersed within the food and beverage areas to provide customers with a broad range of shopping opportunities.

City of Dreams Manila has strived for excellence in providing ultimate hospitality and culinary experience to its customers. All three hotels at City of Dreams Manila ranked in the Top 25 Luxury Hotels in the Philippines in the 2016 Traveler’s Choice by Trip Advisor. In addition, the three signature restaurants at the property – The Tasting Room, Crystal Dragon and Nobu Manila – were recognized as among the Top 20 restaurants in the Philippines in the Philippine Tatler Best Restaurants Guide 2016 while Red Ginger, The Café at Hyatt and Apu, were also listed among the 170 establishments in the country. In 2015, City of Dreams Manila was named “Casino/Integrated Resort of the Year” at the International Gaming Awards.

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

For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”

Our Development Projects

We are developing Morpheus, the fifth hotel tower at City of Dreams in Cotai. Morpheus is expected to commence operations in 2018 with approximately 780 guest rooms. We are also currently reviewing the development plan and schedule for the remaining land of Studio City, which will require additional, and possibly substantial, funding. Such development for the remaining land of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing, including an initial public offering. Further, we continually seek new opportunities for additional gaming or related businesses in Macau and in other Asian countries and will continue to target the development of a project pipeline in the Asian region in order to expand our footprint in countries which offer legalized casino gaming, including Japan where we have a strong interest in developing integrated resorts. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

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

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to Melco Crown (COD) Developments and Melco Crown Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in September 2010 and January 2014, respectively. Under the terms of the revised land concession, the development period was extended to January 28, 2018, the hotel to be developed was changed to a five-star hotel and the total developable gross floor area on the land was increased to 692,619 square meters (equivalent to approximately 7.5 million square feet). Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160.5 million), which was paid in full in January 2016.

Under the terms of the revised land concession, the annual government land use fees payable during the development are approximately MOP9.5 million (equivalent to approximately US$1.2 million) and the annual government land use fees payable after completion of development will be approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed.

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

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in

Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Developments. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21.1 million) which was paid in full in 2013. According to the terms of the revised land concession, the revised annual government land use fees payable are approximately MOP1.5 million (equivalent to approximately US$186,000). This amount may be adjusted every five years as agreed.

See note 22 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Altira Macau.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use for Altira Macau, including the main gaming equipment and software, to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 123,200 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800

Total			123,200

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through June 2022, which are renewable upon reaching an agreement with the owners.

In addition to leasehold improvements to Mocha Club premises, the onsite equipment utilized at the Mocha Clubs is owned and held for use to support the gaming machine operations.

Studio City

Studio City is located in Cotai, Macau and has a land area of 130,789 square meters (equivalent to approximately 1.4 million square feet) held under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In October 2001, the Macau government granted the land on which Studio City is located to Studio City Developments. The Studio City land concession contract was amended in July 2012 and September 2015 to permit Studio City Developments to build a complex comprising a four-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.

The gross construction area of the Studio City site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). The gross construction area for the first phase is approximately 477,110 square meters (equivalent to approximately 5.1 million square feet). The land premium of approximately

MOP1,402.0 million (equivalent to approximately US$175.0 million) was paid in full in January 2015. The development period under the Studio City land concession contract is for 72 months from July 25, 2012. In October 2016, we filed an application with the Macau government requesting an extension of the development period under the Studio City land concession contract. Such application is currently under review by the Macau government. Government land use fee of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable during the development stage. The annual government land use fees payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed.

As part of the security provided in relation to the 2016 Studio City Notes and the 2021 Studio City Senior Secured Credit Facility, we assigned certain leases and right to use agreements and granted a mortgage over our rights under the Studio City land concession.

See note 22 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Studio City.

City of Dreams Manila

City of Dreams Manila site is located on a reclaimed land (“Project Reclaimed Land”). The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority (“PEA”). This acquisition occurred in 1995 as part of the R 1 Consortium’s compensation for the construction of PEA’s Manila-Cavite Coastal Road project. R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities in 1995. These two entities later merged with Belle Bay City Corporation (“Belle Bay”), which is 34.9% owned by Belle Corporation, being one of the Philippine Parties, with Belle Bay becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay was dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay’s plan of dissolution. Belle Corporation has exercised possession and other rights over the Project Reclaimed Land since this allocation. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. In 2010, Belle Corporation and the Philippine Social Security System entered into a lease agreement for that portion.

MCE Leisure Philippines does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, MCE Leisure Philippines leases the Project Reclaimed Land and buildings from Belle Corporation under the Lease Agreement. Part of the land covered under the Lease Agreement is leased by Belle Corporation from the Philippine Social Security System under the lease agreement between Belle Corporation and the Social Security System in 2010.

Other Premises

Taipa Square Casino premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Hotel Taipa Square in Macau and occupying a floor area of approximately 1,760 square meters (equivalent to approximately 18,950 square feet). We operate Taipa Square Casino under a right-to-use agreement.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong and the Philippines. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and directly liaises with customers within target Asian countries in order to explore media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. In Macau and the Philippines, we employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools will help deepen our understanding of our customers to optimize yield and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, three international hotel brands, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high-end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience. Studio City is designated to primarily target mass market guests through its vast array of non-gaming amenities and entertainment attractions.

City of Dreams Manila offers three separate entertainment venues, supported by a diverse food and beverage zone designed to be a socializing hub where guests can relax and be entertained. The entertainment offerings, designed to cater to all key demographic groups, include the Fortune Egg, a central dome-like structure for housing two dynamic night clubs, a casino performance lounge and a thematic family entertainment center. With these diverse entertainment venues and attractions, we believe that City of Dreams Manila will be able to leverage the experience of City of Dreams in Macau, which has developed world-class attractions such as The House of Dancing Water and the Club Cubic nightclub.

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

Gaming Promoters

A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming-related rebates from us, we pay a commission and provide other complimentary services to the gaming promoter.

In Macau, we engage gaming promoters to promote our VIP gaming rooms primarily due to the importance of the rolling chip segment in the overall Macau gaming market, gaming promoters’ knowledge of and experience within the Macau gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff while gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month. We have also engaged gaming promoters to promote our VIP gaming rooms in City of Dreams Manila.

Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2014, 2015 and 2016, we had agreements in place with 97, 80 and 61 gaming promoters in Macau, respectively. For City of Dreams Manila, we leverage our extensive sales reach within Asia to the extent permissible by applicable law, particularly to the sizable international customer base largely developed through our Macau operations and our strong relationship with gaming promoters in Macau and the rest of Asia. MCE Leisure Philippines works with Melco Crown Macau to develop cross promotional marketing campaigns that position the Philippines as an additional gaming and tourist destination to guests at our properties and our gaming promoter networks. As of December 31, 2016, we had agreements in place with 20 gaming promoters in the Philippines. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

We typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Under the monthly rolling chip volume-based arrangements, commission rates vary but do not exceed the 1.25% regulatory cap under Macau law on gaming promoter commissions. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 27/2009 governing gaming promotion activity as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a customary practice in both Macau and Manila gaming markets, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to, and subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and various settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department, to evaluate the liquidity and financial health of gaming promoters to whom we grant such credit. These procedures allow us to calculate the commissions payable to a gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by a gaming promoter. Credit is granted to a gaming promoter based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and/or promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage this credit risk.

We aim to pursue overdue debt from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, notices of delinquency and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”

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

Market and Competition

We believe that the gaming markets in Macau and the Philippines are and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders, other PAGCOR license holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records of operation of major hotel casino resort properties.

Macau Gaming Market

In 2016, 2015 and 2014, Macau generated approximately US$27.9 billion, US$28.8 billion and US$43.9 billion of gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 9.4% in 2016. The operating environment has improved in 2017, with gross gaming revenues in Macau increasing approximately 10.6% on a year-on-year basis in the first two months of 2017, according to the DICJ.

The mass market table games segment accounted for 44.8% of market-wide gross gaming revenues in 2016, compared to 39.5% in 2015 and 35.4% for 2014, according to the DICJ. With our large exposure to the mass market table games segment in the fast growing Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market.

Macau has recently demonstrated improving industry trends, with gross gaming revenue in Macau increasing 13.0% in the first three months of 2017, compared to the same period in 2016. However, Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal. The detention of employees of Crown in China in relation to gaming-related activities in China has created further regulatory uncertainty.

We believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 30.9 million in 2016, increasing slightly by 0.8% compared to 2015. While visitors from China represented 66.1%, increasing slightly by 0.2% compared to 2015, visitors from Hong Kong and Taiwan represented 20.7% and 3.5%, of all visitors to Macau in 2016, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, the holding company of which is listed on the HKSE and in which Mr. Lawrence Ho, our chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to VML, a subsidiary of Las Vegas Sands Corporation, the developer of Sands Macao, The Venetian Macao, Sands Cotai Central and the recently opened Parisian Macao. Melco Crown Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor) started its gaming operations in Macau in 1962 and has begun construction of its new resort in Cotai which has been announced to open in 2018.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened a new resort, Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015.

VML, a subsidiary of Sands China Ltd., with a subconcession under Galaxy’s concession, operates Sands Macao on the Macau peninsula, together with The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Sands Cotai Central, which are located in Cotai. Sands China Ltd. opened the Parisian Macao in Cotai in September 2016 and has announced proposals for the development of an additional hotel tower at Sands Cotai Central in Cotai.

MGM Grand Paradise, with a subconcession under SJM’s concession, opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula. MGM Grand Paradise announced the opening of the new resort in Cotai scheduled for the second half of 2017.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties, as SJM and Galaxy have done. The Macau government has publicly stated that each concessionaire will only be permitted to grant one subconcession. Moreover, the Macau government announced that, until further assessment of the economic situation in Macau, there would be no increase in the number of concessions and subconcessions. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2016 was 6,287. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino that was not previously authorized by the government. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Philippine Gaming Market

We expect City of Dreams Manila to benefit from growth in local and regional gaming demand, supported by improved infrastructure and strong growth in tourism to the Philippines. The Philippines economy is one of the fastest growing economies in the region, with favorable demographics and an expected increase in consumer spending, which we believe will benefit the Philippine gaming market. City of Dreams Manila will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. Our competitors in the Philippine market also include Philippines Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

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

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore, in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore, in April 2010. In December 2016, a law permitting casinos in Japan took effect. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation fluctuate considerably in Macau. In the Philippines, business considerably slows down during the “Holy Week,” as well as during the “Chinese New Year” and the “Chinese Ghost Month.” While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Intellectual Property

We have applied for or registered numerous trademarks, including “Altira,” “Mocha Club,” “City of Dreams,” “City of Dreams Manila,” “Studio City,” “Melco Crown Philippines” and “Melco Resorts & Entertainment” in, as the case may be, Macau, the Philippines and other jurisdictions. We have also applied for or registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila.

For our license or hotel management agreements that are required for our operations, see “Item 5. Operating and Financial Review and Prospects — C. Research and Development, Patents and Licenses, etc.”

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

•	The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capability. See “— Gaming Licenses — The Subconcession Contract in Macau.”

•	Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any stockholder of a Concessionaire or Subconcessionaire holding stock equal to or in excess of 5% of concessionaire or subconcessionaire stock capital who is found unsuitable will be required to dispose of such stock by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such stock must be acquired by the concessionaire or subconcessionaire. Melco Crown Macau will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with it, Melco Crown Macau:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•	The Macau government also requires prior approval for the creation of a lien over shares, the property comprising a casino and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its stock in respect of any public offering also requires the approval of the Macau government to be effective.

•	The Macau government must give its prior approval to changes in control through a merger, consolidation, stock or asset acquisition, or any act or conduct by any person whereby such person obtains control. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling stockholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

Non-compliance with these obligations could lead to the revocation of Melco Crown Macau’s subconcession and could materially adversely affect our gaming operations.

The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, the number of gaming tables that may be operated in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instruction on responsible gaming and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect our gaming operations. For example, the Macau government has proposed the enactment of a new law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer. If such proposed law is enacted, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount to be determined by the Macau Chief Executive will have to declare such amount to the relevant authorities while exiting Macau and the relevant authorities may also request the relevant individual to confirm if he is carrying such amounts in cash or negotiable instruments to the bearer. Our inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect our gaming operations.

Gaming Promoters Regulations

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009 (the “Gaming Promoters Regulation”), regulates licensing of gaming promoters and the operations of gaming promotion business by gaming promoters. Gaming promoters’ applications to the DICJ must be sponsored by a concessionaire or subconcessionaire who will confirm that it may contract the applicant’s services subject to the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazette. The DICJ monitors each gaming promoter and its employees and collaborators. In October 2015, the DICJ issued specific accounting related instructions applicable to gaming promoters and the operations of gaming promoters business. Any failure by the gaming promoters to comply with such instructions may impact their license and ability to operate in Macau.

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

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, of September 11, 2009 a commission cap of 1.25% of net rolling is in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines (ranging from MOP100,000 up to MOP500,000) on gaming operators that do not comply with the cap and other fines (ranging from MOP50,000 up to MOP250,000) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

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

Smoking Regulations

Under the Smoking Prevention and Tobacco Control Law smoking is not permitted in casino premises, except for an area of up to 50% (fifty percent) of the casino area opened to the public as determined by Dispatch of the Chief Executive. Effective from October 2014, smoking in general access gaming areas is only permitted in segregated smoking lounges with no gaming activity. Smoking in limited access gaming areas would be subject to prior authorization from the Macau Chief Executive. The Smoking Prevention and Tobacco Control

Law is under review by the Macau government. If the proposed changes to the law are enacted, smoking in casino premises shall only be permitted in segregated smoking lounges with no gaming activities and that meet the technical requirements determined by the Macau Chief Executive.

Anti-Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006, which is currently under review by the Macau government, the Administrative Regulation 7/2006 and the DICJ Instruction 1/2016 in effect from May 13, 2016 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos. Under these laws and regulations, we are required to:

•	identify and evaluate the money laundering and terrorism financing risk inherent to gaming activities;

•	identify any customer who is in a stable business relationship with Melco Crown Macau, who are politically exposed persons or any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records on the identification of a customer for a period of five years;

•	establish a regime for electronic transfers;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation 7/2006 and the DICJ Instruction 1/2016, we are required to track and mandatorily report transactions and granting of credit in a minimum amount of MOP500,000 (equivalent to approximately US$62,000). Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that we reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

We employ internal controls and procedures designed to help ensure that our gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Subconcession Contract.

We have developed a comprehensive anti-money laundering policy and related procedures covering our anti-money laundering responsibilities, which have been approved by the DICJ, and have training programs in place to ensure that all relevant employees understand such anti-money laundering policy and procedures. We also use an integrated IT system to track and automatically generate significant cash transaction reports and, if permitted by the DICJ and the Finance Information Bureau, to submit those reports electronically.

Prevention and Suppression of Corruption in External Trade Regulations

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

Asset Freezing Enforcement Regulations

On August 29, 2016, the framework for the enforcement of asset freezing orders was provided through the enactment of Law no. 6/2016, which comprised United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction. Under Law no. 6/2016, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Coordinating Commission for the Freezing Regime must assist the Chief Executive in all technical aspects of such enforcement. Among other entities, gaming operators are subject to certain obligations and duties regarding the freezing of assets as determined by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.

Labor Quotas Regulations

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

Land Regulations

Macau land is legally divided into plots. In most cases, private interests in real property located in Macau are obtained through long-term leases from the Macau government.

Our subsidiaries have entered into land concession contracts for the land on which our Altira Macau, City of Dreams and Studio City properties are located. Each contract has a term of 25 years and is renewable for further consecutive periods of ten years and imposes, among other conditions, a development period, a land premium payment, a nominal annual government land use fee, which may be adjusted every five years, and a guarantee deposit upon acceptance of the land lease terms, which are subject to adjustments from time to time in line with the amounts paid as annual land use fees.

The land is initially granted on a provisional basis and registered as such with the Macau Real Property Registry and only upon completion of the development is the land concession converted into definitive status and so registered with the Macau Real Property Registry.

Restrictions on Distribution of Profits

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2016, the balance of the reserve of all our Macau subsidiaries amounted to US$31.2 million.

Philippines Regulations

Gaming Regulations

Melco Philippine Parties and Philippine Parties are co-licensees of the Regular License dated April 29, 2015 issued by PAGCOR (previously the Provisional License) for the development of an integrated casino, hotel, retail and entertainment complex within the Entertainment City, Manila. As one of the Licensees, MCE Leisure Philippines has been named as the special purpose entity to operate the casino business and act as the sole and exclusive representative of the Philippine Licensees for the purposes of the Regular License. The Regular License is one of the four licenses granted to various parties to develop integrated tourism resorts and establish and operate casinos in Entertainment City.

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

The ownership and operation of casino gaming facilities in the Philippines are subject to the regulatory supervision of PAGCOR. See “— PAGCOR Licenses in the Philippines” below for more details.

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

The Macau government has been considering the renewal of the concessions and subconcessions. As part of such efforts, in May 2016, the Macau government conducted a mid-term review to analyze the impact of the gaming industry on the local economy, business environment of small and medium enterprises, local population and gaming and non-gaming business sectors and the current status of the gaming promoters.

The Subconcession Contract in Macau

The Subconcession Contract in Macau provides for the terms and conditions of the subconcession granted to Melco Crown Macau by Wynn Macau. Melco Crown Macau does not have the right to further grant a subconcession or transfer the operation to third parties.

Melco Crown Macau paid a consideration of US$900 million to Wynn Macau. On September 8, 2006, Melco Crown Macau was granted the right to operate games of fortune and chance or other games in casinos in Macau until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Macau in future operations during the concession period.

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

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	transfer of all or part of Melco Crown Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•	repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of Melco Crown Macau;

•	fraudulent activity harming public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Crown Macau or the grant of a subconcession or entering into any agreement to the same effect; or

•	failure by a controlling shareholder in Melco Crown Macau to dispose of its interest in Melco Crown Macau, within 90 days from the date of the authorization given by the Macau government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Crown Macau.

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Subconcession Contract:

•	any person who directly acquires voting rights in Melco Crown Macau will be subject to authorization from the Macau government;

•	Melco Crown Macau will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Macau would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly-listed companies tradable at a stock exchange;

•	any person who directly or indirectly acquires more than 5% of the shares in Melco Crown Macau will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly-listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of Melco Crown Macau; and

•	the Chief Executive of Macau could require the increase of Melco Crown Macau’s share capital, if deemed necessary.

Redemption. Under the Subconcession Contract, from 2017, the Macau government has the right to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to compensation. The standards for the calculation of the amount of such compensation would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the redemption, multiplied by the remaining years of the term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession).

Others. In addition, the Subconcession Contract contains various general covenants and obligations and other provisions, including special duties of cooperation, special duties of information, and execution of our investment obligations.

See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Gaming Industry and Our Operations in Macau — Melco Crown Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession in 2022, or if the Macau government were to exercise its redemption right from 2017, we would be unable to operate casino gaming in Macau.”

PAGCOR Licenses in the Philippines

The Regular License issued by PAGCOR authorizes the Licensees, through MCE Leisure Philippines, to establish and operate a casino in the Philippines for both local and foreign patrons who are at least twenty-one years of age.

In general, the Regular License imposes certain obligations such as, but not limited to, the following:

•	payment of monthly license fees to PAGCOR;

•	maintenance of a debt-to-equity ratio (based on calculation as agreed with PAGCOR) for each of the Philippine Licensees of no greater than 70:30;

•	at least 95.0% of the total employees of City of Dreams Manila must be Philippine citizens;

•	2.0% of certain casino revenues must be remitted to a foundation devoted to the restoration of cultural heritage and 5.0% of certain non-gaming revenues to PAGCOR; and

•	operation of only the authorized casino games approved by PAGCOR.

See “Item 3. Key Information – D. Risk Factors – Risks Relating to the Gaming Industry and Our Business in the Philippines – MCP’s gaming operations are dependent on the Regular License issued by PAGCOR.”

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

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Having obtained a subconcession, Melco Crown Macau has applied for and has been granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) in 2007, which exempted us from Macau complementary tax for five years from 2007 to 2011 on gaming profits generated by Altira Macau, Mocha Clubs and City of Dreams. The Macau government has extended the tax holiday for additional five-year periods from 2012 through 2016 and from 2017 through 2021. In addition, the Macau government granted one of our subsidiaries in Macau the complementary tax exemption until 2021 on profits generated from income received from Melco Crown Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.

During the five-year period from 2012 through 2016, an annual lump sum of MOP22.4 million (equivalent to approximately US$2.8 million) is payable by Melco Crown Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Crown Macau from gaming profits, whether such dividends are actually distributed by Melco Crown Macau or not, or whether Melco Crown Macau has distributable profits in the relevant year. Upon the payment of such lump sum amount, the shareholders of Melco Crown Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. In April 2016, we filed an application with the Macau government to extend and determine the annual lump-sum payment to be made by Melco Crown Macau with respect to tax due for dividend distributions to the shareholders of Melco Crown Macau from gaming profits. However, we cannot assure you that the same arrangement will be applied beyond 2016 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

Melco Crown Macau is subject to Macau gaming tax based on gross gaming revenue in Macau. These gaming taxes are an assessment on Melco Crown Macau’s gaming revenue and are recorded as casino expense.

The Macau government has granted to Altira Hotel, in 2007, and Melco Crown (COD) Hotels, in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, Hard Rock Hotel, Crown Towers and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or by them. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau complementary tax. Whilst the Altira Macau and City of Dreams properties are owned by Altira Developments and COD Resorts, respectively, we believe they are entitled to such property tax holiday, however, there is no assurance that the Macau government will extend us such benefit.

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

Our subsidiaries incorporated in the Philippines are subject to Philippine corporate income tax of 30% on profits and other local taxes. Some of the subsidiaries are likewise liable for VAT on certain transactions. MCE Leisure Philippines is subject to license fees payable to PAGCOR based on gross gaming revenue in the Philippines. These license fees are an assessment on MCE Leisure Philippines’ gaming revenue and are recorded as casino expense in the consolidated statements of operations. Further, MCE Leisure Philippines, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and VAT zero-rating on its local purchases of certain capital equipment used in registered activities.

C. ORGANIZATIONAL STRUCTURE

We are a holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming subconcession holder, Melco Crown Macau, which, directly or indirectly through its subsidiary, is the operator of our gaming and non-gaming businesses in various properties in Macau; (2) a majority equity and economic interest in SCI, the holding company of Studio City; and (3) a majority equity and economic interest in MCP, a company listed on the Philippine Stock Exchange, the holding company of City of Dreams Manila.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of April 10, 2017:

Notes:

(1)	The treasury shares represent: (i) new shares issued by us and held by our depositary bank to facilitate the administration and operation of our share incentive plans; and (ii) shares repurchased by us under share repurchase programs adopted by our board of directors on August 7, 2014 and May 20, 2015 which we intend to cancel. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

(2)

Melco Leisure’s ownership interests includes 81,995,799 ordinary shares loaned by Melco Leisure to certain dealers or their respective affiliates (the “Securities Loans”) in connection with the cash-settled swap transactions entered into by Crown Asia Investments in December 2016. Crown Asia Investment’s ownership interests represent ordinary shares held by Crown Asia Investments, including 81,995,799 ordinary shares held by Crown. In connection with the cash-settled swap transactions entered into by Crown Asia Investments in December 2016, Crown Asia Investments and Crown agreed to retain legal and beneficial ownership of a number of ordinary shares equal to the number of ordinary shares represented by the ADSs loaned by Melco Leisure under the Securities Loans from time to time and to vote such ordinary shares in a manner identical to Melco International.

(3)	As of the latest practicable date, Melco Leisure and Crown Asia Investments respectively hold 45.75% and 11.20% shareholding of the Company as per the number of ordinary shares recorded in the Register of Members.

(4)	The remaining 50% of the equity interests of these companies is owned by Studio City Holdings Five Limited, a wholly owned subsidiary of Studio City International Holdings Limited. The 50% interest held by Studio City Holdings Five Limited in various Studio City BVI companies is non-voting interest.

(5)	3.96% and 1% of the equity interests are owned by Studio City Holdings Four Limited and Studio City Holdings Five Limited, respectively.

(6)	3.85% of the equity interests are owned by Studio City Holdings Five Limited.

(7)	0.02% of the equity interests are owned by Studio City Holdings Five Limited.

(8)	The remaining 4% of the equity interests of these companies are owned by MPEL Nominee Two Limited.

(9)	Three shares (representing less than 0.01% of the issued share capital) are owned by three nominee directors of each relevant company.

(10)	In addition, 0.02% of the equity interests are owned by a subsidiary of MPEL Nominee Two Limited.

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information regarding the beneficial ownership of Melco International and Crown in our Company and “Exhibit 8.1 – List of Significant Subsidiaries.”

D. PROPERTY, PLANT AND EQUIPMENT

See “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operation and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies and Estimates — Property and Equipment and Other Long-lived Assets” for information regarding our material tangible property, plant and equipment.

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

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

City of Dreams

City of Dreams, as of December 31, 2016, operated approximately 500 gaming tables and approximately 800 gaming machines, and approximately 1,400 hotel rooms and suites, over 30 restaurants and bars, approximately 150 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features The House of Dancing Water produced by Franco Dragone. The Club Cubic nightclub features approximately 2,434 square meters (equivalent to approximately 26,200 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We are developing Morpheus, the fifth hotel tower at City of Dreams.

For the years ended December 31, 2016, 2015 and 2014, net revenues generated from City of Dreams amounted to US$2,590.8 million, US$2,794.7 million and US$3,848.6 million, representing 57.3%, 70.3% and 80.1% of our total net revenues, respectively.

Altira Macau

Altira Macau, as of December 31, 2016, operated approximately 112 gaming tables and 56 gaming machines, approximately 230 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2016, 2015 and 2014, net revenues generated from Altira Macau amounted to US$439.1 million, US$574.8 million and US$744.9 million, representing 9.7%, 14.5% and 15.5% of our total net revenues, respectively.

Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer, owner and operator of Studio City. Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a current focus on the mass market segment in Asia and, in particular, from Greater China. Studio City opened its doors to customers in October 2015. As of December 31, 2016, Studio City operated approximately 280 gaming tables and 980 gaming machines. For the years ended December 31, 2016, 2015 and 2014, net revenues generated from Studio City amounted to US$838.2 million, US$125.3 million and US$1.8 million, representing 18.5%, 3.2% and 0.04% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2016, we operated seven Mocha Clubs with a total of 1,034 electronic gaming machines in operation. Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2016, 2015 and 2014, net revenues generated from Mocha Clubs amounted to US$120.5 million, US$136.2 million and US$147.4 million, representing 2.7%, 3.4% and 3.1% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2016, 2015 and 2014, gaming machine revenues represented 97.4%, 98.2% and 98.4% of net revenues generated from Mocha Clubs, respectively.

Corporate and Others

Corporate and Others primarily includes Taipa Square Casino, a casino on Taipa Island, Macau, operating within Hotel Taipa Square, which we operate under a right-to-use agreement, and other corporate costs. For the years ended December 31, 2016, 2015 and 2014, net revenues generated from Corporate and Others amounted to US$39.5 million, US$43.4 million and US$52.1 million, representing 0.9%, 1.1% and 1.1% of our total net revenues, respectively.

City of Dreams Manila

We completed the acquisition of a majority interest in the issued share capital of MCP on December 19, 2012 and completed the transfer of the entire interest of MCE Leisure Philippines, which is the developer and operator of our Philippines casino hotel resort project, “City of Dreams Manila,” to MCP in March 2013. City of Dreams Manila opened its doors to customers in December 2014, with a grand opening in the first quarter of 2015. As of December 31, 2016, City of Dreams Manila operated approximately 1,596 slot machines, 158 electronic gaming tables and 270 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2016, 2015 and 2014, net revenues generated from City of Dreams Manila amounted to US$491.2 million, US$300.4 million and US$7.6 million, representing 10.9%, 7.6% and 0.2% of our total net revenues, respectively.

Summary of Financial Results

For the year ended December 31, 2016, our total net revenues were US$4.52 billion, an increase of 13.7% from US$3.97 billion of net revenues for the year ended December 31, 2015. Net income attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2016 was US$175.9 million, as compared to net income of US$105.7 million for the year ended December 31, 2015. Our improvement in profitability was attributable to substantially improved group-wide mass table games revenues and increase in non-casino revenues primarily from a full year operation of Studio City.

	Year Ended December 31,
	2016	2015	2014
	(in thousands of US$)
Net revenues	$4,519,396	$3,974,800	$4,802,309
Total operating costs and expenses	(4,156,280)	(3,876,385)	(4,116,949)
Operating income	363,116	98,415	685,360
Net income attributable to Melco Resorts & Entertainment Limited	$175,906	$105,747	$608,280

Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•	On January 24, 2014, MCE Leisure Philippines issued the Philippine Notes

•	On June 24, 2014, MCP completed the 2014 Top-up Placement

•	On July 28, 2014, we drew down the entire delayed draw term loan facility under the Studio City Project Facility

•	On December 14, 2014, City of Dreams Manila commenced operations with its grand opening on February 2, 2015

•	In June 2015, we completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, drew down the entire term loan facility under the 2015 Credit Facilities and repaid the entire outstanding balance of the 2011 Credit Facilities

•	On October 27, 2015, Studio City commenced operations with its grand opening on the same date

•	On November 18, 2015, we completed an amendment to the Studio City Project Facility

•	On November 23, 2015, MCP completed the 2015 Private Placement

•	In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million, and such shares were subsequently cancelled by us

•	On November 30, 2016 (December 1, 2016, Hong Kong time), we repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the term loan facility of the 2021 Studio City Senior Secured Credit Facility, which was entered into on November 23, 2016) as funded by the net proceeds from the offering of 2016 Studio City Notes issued by Studio City Company on November 30, 2016 and cash on hand.

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

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

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenues

Our total net revenues for the year ended December 31, 2016 were US$4.52 billion, an increase of US$0.54 billion, or 13.7%, from US$3.97 billion for the year ended December 31, 2015. The increase in total net revenues was primarily attributable to the net revenues generated by a fully-operating Studio City, which commenced operations in October 2015, and the increase in net revenues generated by City of Dreams Manila, which had a better performance in both gaming and non-gaming segments in the year ended December 31, 2016 compared to the previous year, partially offset by lower casino revenues at City of Dreams and Altira Macau primarily driven by deteriorating demand from Chinese players as well as restrictive policies.

Our total net revenues for the year ended December 31, 2016 consisted of US$4.18 billion of casino revenues, representing 92.4% of our total net revenues, and US$342.7 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2015 comprised US$3.77 billion of casino revenues, representing 94.8% of our total net revenues, and US$207.5 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2016 were US$4.18 billion, representing a US$0.41 billion, or 10.9%, increase from casino revenues of US$3.77 billion for the year ended December 31, 2015, primarily due to an increase in casino revenue at a fully-operating Studio City of US$599.8 million, which commenced operations on October 27, 2015 and began rolling chip operations in November 2016, and at City of Dreams Manila of US$186.1 million, which commenced junket operations in mid-2015, partially offset by a decrease in casino revenues at City of Dreams and Altira Macau of US$223.1 million, or 8.3%, and US$133.9 million, or 23.8%, respectively.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2016 was US$17.7 billion, representing a decrease of US$6.1 billion, or 25.8%, from US$23.8 billion for the year ended December 31, 2015. The rolling chip win rate (calculated before discounts and commissions) was 2.85% for the year ended December 31, 2016 and was within our expected level of 2.7% to 3.0%, and increased slightly from 2.83% for the year ended December 31, 2015. In the mass market table games segment, mass market table games drop was US$494.7 million for the year ended December 31, 2016, representing a decrease of 19.7% from US$616.1 million for the year ended December 31, 2015. The mass market table games hold percentage was 18.6% for the year ended December 31, 2016, demonstrating an increase from 17.9% for the year ended December 31, 2015. Average net win per gaming machine per day was US$93 and US$98 for the years ended December 31, 2016 and 2015, respectively.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2016 of US$41.5 billion represented a decrease of US$2.6 billion, or 5.8%, from US$44.0 billion for the year ended December 31, 2015. The rolling chip win rate (calculated before discounts and commissions) was 2.83% for the year ended December 31, 2016 and was in line with our expected range of 2.7% to 3.0%, but decreased from 2.91% for the year ended December 31, 2015. In the mass market table games segment, mass market table games drop was US$4.31 billion for the year ended December 31, 2016 which represented a decrease of US$0.41 billion, or 8.6%, from US$4.71 billion for the year ended December 31, 2015. The mass market table games hold percentage was 35.8% for the year ended December 31, 2016, demonstrating an increase from 35.1% for the year ended December 31, 2015. Average net win per gaming machine per day was US$381 and US$404 for the years ended December 31, 2016 and 2015, respectively.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2016 was US$257, a decrease of US$46, or 15.2%, from US$303 for the year ended December 31, 2015.

Studio City. Studio City commenced operations on October 27, 2015 and began rolling chip operations in November 2016. Rolling chip volume was US$1.3 billion and the rolling chip win rate (calculated before discounts and commissions) was 1.39% for the year ended December 31, 2016. In the mass market table games segment, mass market table games drop was US$2,480.0 million for the year ended December 31, 2016, and increased from US$365.3 million for the year ended December 31, 2015. The mass market table games hold percentage was 24.7% for the year ended December 31, 2016, demonstrating an increase from 22.4% for the year ended December 31, 2015. Average net win per gaming machine per day was US$189 for the year ended December 31, 2016, an increase of US$21, or 12.8%, from US$168 for the year ended December 31, 2015.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2016 was US$6.8 billion, representing an increase of US$3.6 billion, or 110.1%, from US$3.3 billion for the year ended December 31, 2015. The rolling chip win rate (calculated before discounts and commissions) was 3.43% for the year ended December 31, 2016, and increased from 2.30% for the year ended December 31, 2015. In the mass market table games segment, mass market table games drop was US$550.5 million for the year ended December 31, 2016, representing an increase of US$109.2 million, or 24.7%, from US$441.4 million for the year ended December 31, 2015. The mass market table games hold percentage was 28.0% for the year ended December 31, 2016, demonstrating an increase from 26.3% for the year ended December 31, 2015. Average net win per gaming machine per day was US$217 for the year ended December 31, 2016, an increase of US$46, or 27.2%, from US$170 for the year ended December 31, 2015.

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2016 were US$265.3 million, representing a US$65.6 million, or 32.8%, increase from room revenues (including the retail value of promotional allowances) of US$199.7 million for the year ended December 31, 2015. The increase was primarily due to the room revenues from a full year operation of Studio City, which consists of Celebrity Tower and the all-suite Star Tower, which offers approximately 1,600 guest rooms in total. The increase was offset in part by the decrease in room revenues at City of Dreams and Altira Macau due to the declined occupancy rate and decrease in average daily rate.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2016	2015	2016	2015	2016	2015
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	205	212	94%	98%	193	209
City of Dreams	200	201	96%	99%	192	198
Studio City	136	136	98%	98%	133	133
City of Dreams Manila	159	191	91%	86%	145	164

Food, beverage and others. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2016 included food and beverage revenues of US$177.5 million and entertainment, retail and other revenues of US$197.0 million. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2015 included food and beverage revenues of US$126.8 million and entertainment, retail and other revenues of US$117.5 million. The increase of US$130.1 million in food, beverage and other revenues from the year ended December 31, 2015 to the year ended December 31, 2016 was primarily due to the first full year operation of Studio City in 2016 with its attractions including Golden Reel, Batman Dark Flight and The House of Magic, concerts held in the Studio City Event Center as well as its food and beverage outlets, together with the increased entertainment, retail and other revenues at City of Dreams mainly driven by the opening of the new retail precinct in 2016.

Operating costs and expenses

Total operating costs and expenses were US$4.16 billion for the year ended December 31, 2016, representing an increase of US$279.9 million, or 7.2%, from US$3.88 billion for the year ended December 31, 2015. The increase in operating costs was primarily due to the first full year operation of Studio City in 2016 and improved performance of City of Dreams Manila, partially offset by a decrease in operating costs at City of Dreams and Altira Macau, which was in-line with the decline in gaming volumes and associated lower revenues.

Casino. Casino expenses increased by US$250.2 million, or 9.4%, to US$2.90 billion for the year ended December 31, 2016 from US$2.65 billion for the year ended December 31, 2015 primarily due to the casino expenses at a fully-operating Studio City, increase in casino expenses at City of Dreams Manila, which had a better performance in all gaming segments in the year ended December 31, 2016 compared to the previous year, and higher provision for doubtful debt in City of Dreams and Altira Macau. The increase was offset in part by the decrease in gaming tax, payroll and other levies and commission expenses at City of Dreams and Altria Macau, which decreased as a result of decreased gaming volumes and associated lower revenues.

Rooms. Room expenses, which represent the costs of operating the hotel facilities were US$33.2 million and US$23.4 million for the years ended December 31, 2016 and 2015, respectively. The increase was primarily due to the first full year hotel operations in Studio City in 2016.

Food, beverage and others. Food, beverage and other expenses were US$175.6 million and US$120.8 million for the years ended December 31, 2016 and 2015, respectively. The increase was primarily due to payroll, performers’ fees and other operating costs associated with the full year operation of Studio City.

General and administrative. General and administrative expenses increased by US$62.7 million, or 16.3%, to US$446.6 million for the year ended December 31, 2016 from US$383.9 million for the year ended December 31, 2015, primarily due to the general and administrative expenses for the full year operation of Studio City, partially offset by the decrease in general and administrative expenses in other properties as a result of our continuous efforts and measures implemented to control costs.

Payments to the Philippine Parties. Payments to the Philippine Parties increased to US$34.4 million for the year ended December 31, 2016 from US$16.5 million for the year ended December 31, 2015, due to the improvement in gaming operations and resulting increase in revenues from gaming operations in City of Dreams Manila.

Pre-opening costs. Pre-opening costs were US$3.9 million for the year ended December 31, 2016 as compared to US$168.2 million for the year ended December 31, 2015. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. The pre-opening costs were higher in the year ended December 31, 2015 mainly due to the commencement of operations of Studio City in October 2015 and the grand opening of City of Dreams Manila in February 2015.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2016 and 2015.

Amortization of land use rights. Amortization of land use rights expenses were US$22.8 million and US$54.1 million for the years ended December 31, 2016 and 2015, respectively. The decrease was primarily due to the extension of the estimated terms of the land use rights in Macau which went into effect in October 2015.

Depreciation and amortization. Depreciation and amortization expenses were US$472.2 million and US$359.3 million for the years ended December 31, 2016 and 2015, respectively. The increase was primarily due to the full year depreciation of assets at Studio City, partially offset by a decrease in depreciation resulting from the extension of the estimated useful lives of building structures of Altira Macau and City of Dreams which went into effect in October 2015.

Property charges and others. Property charges and others for the year ended December 31, 2016 were US$5.3 million, which primarily included the asset write-offs and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams, US$2.1 million termination costs as a result of departmental restructuring and US$1.7 million legal and professional fees for assisting in evaluating the capital structure of Studio City, partially offset by US$2.0 million insurance recovery on furniture, fixtures and equipment damaged by the typhoon in the Philippines. Property charges and others for the year ended December 31, 2015 were US$38.1 million, which primarily included US$30.3 million provision for input value-added tax primarily pertaining to certain construction of City of Dreams Manila, which is expected to be non-recoverable and US$5.5 million termination costs as a result of departmental restructuring.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange (loss) gain, net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$6.0 million for the year ended December 31, 2016, as compared to US$13.9 million for the year ended December 31, 2015. The decrease was primarily due to lower level of deposits placed at banks during the year ended December 31, 2016.

Interest expenses were US$223.6 million (net of capitalized interest of US$29.0 million) for the year ended December 31, 2016, compared to US$118.3 million (net of capitalized interest of US$134.8 million) for the year ended December 31, 2015. The increase in interest expenses (net of interest capitalization) of US$105.2 million was primarily due to lower interest capitalization of US$105.8 million primarily associated with the cessation of interest capitalization for Studio City since its opening in October 2015.

Other finance costs for the year ended December 31, 2016 amounted to US$55.8 million and included US$48.3 million of amortization of deferred financing costs (nil capitalization) and US$7.5 million of loan commitment and other finance fees. Other finance costs for the year ended December 31, 2015 amounted to US$45.8 million and included US$38.5 million of amortization of deferred financing costs (net of capitalization of US$5.5 million) and US$7.3 million of loan commitment and other finance fees. The increase in amortization of deferred financing costs compared to the year ended December 31, 2015 was primarily due to the cessation of capitalization of amortization of deferred financing costs associated with the opening of Studio City in October 2015 and the increase in amortization of deferred financing costs arising from the refinancing of the 2011 Credit Facilities with the 2015 Credit Facilities in late June 2015.

Loss on extinguishment of debt for the year ended December 31, 2016 was US$17.4 million, which mainly represented a portion of the unamortized deferred financing costs of the Studio City Project Facility that were not eligible for capitalization. Loss on extinguishment of debt for the year ended December 31, 2015 was US$0.5 million, which mainly represented the unamortized deferred financing costs of the 2011 Credit Facilities that were not eligible for capitalization.

Costs associated with debt modification for the year ended December 31, 2016 were US$8.1 million, which mainly represented a portion of underwriting fee, legal and professional fees incurred for refinancing of the Studio City Project Facility that were not eligible for capitalization. Costs associated with debt modification for the year ended December 31, 2015 were US$7.6 million, which mainly represented legal and professional fees incurred for the loan documentation amendment of the Studio City Project Facility and refinancing of the 2011 Credit Facilities that were not eligible for capitalization.

Income tax expense

Income tax expense for the year ended December 31, 2016 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Crown Macau’s shareholders on dividends distributable to them by Melco Crown Macau, Macau Complementary Tax of US$2.8 million, Hong Kong Profits Tax of US$1.9 million and a net deferred tax charge of US$0.8 million. The effective tax rate for the year ended December 31, 2016 was 10.9%, as compared to a negative rate of 1.7% for the year ended December 31, 2015. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of change in valuation allowance, the effect of expenses for which no income tax benefit is receivable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2016 and 2015. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations. However, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$109.0 million for the year ended December 31, 2016, compared to that of US$166.6 million for the year ended December 31, 2015, represented the share of the Studio City’s expenses of US$100.0 million and City of Dreams Manila’s expenses of US$9.0 million, respectively, by the respective minority shareholders for the year ended December 31, 2016. The year-on-year decrease was primarily attributable to the share of net revenues generated by Studio City and City of Dreams Manila and the decrease in noncontrolling interests’ share of pre-opening costs, partially offset by the increase in the share, respectively, of Studio City’s operating costs and financing costs and City of Dreams Manila’s operating costs during the year ended December 31, 2016.

Net income attributable to Melco Resorts & Entertainment Limited

As a result of the foregoing, we had net income of US$175.9 million for the year ended December 31, 2016, compared to US$105.7 million for the year ended December 31, 2015.

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

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2015 were US$199.7 million, representing a US$63.3 million, or 46.4%, increase from room revenues (including the retail value of promotional allowances) of US$136.4 million for the year ended December 31, 2014. The increase was primarily due to the room revenues at City of Dreams Manila and Studio City since they started operations on December 14, 2014 and October 27, 2015, respectively. City of Dreams Manila has three hotels comprising Crown Towers, Nobu Hotel and Hyatt City of Dreams Manila, which offer approximately 950 rooms in aggregate. Studio City consists of Celebrity Tower and the all-suite Star Tower, which offers approximately 1,600 guest rooms in total.

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

Operating costs and expenses

Total operating costs and expenses were US$3.88 billion for the year ended December 31, 2015, representing a decrease of US$240.6 million, or 5.8%, from US$4.12 billion for the year ended December 31, 2014. The decrease in operating costs was in-line with the declined gaming volume and associated lower revenues at City of Dreams and Altira Macau, partially offset by operating costs from City of Dreams Manila and newly-opened Studio City and the provision for input value-added tax as well as no gain on disposal of assets held for sale for the year ended December 31, 2015.

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

Property charges and others. Property charges and others generally include costs related to the remodeling and rebranding of a property, which might include the retirement, disposal or write-off of assets. Property charges and others for the year ended December 31, 2015 were US$38.1 million, which primarily included US$30.3 million provision for input value-added tax primarily pertaining to certain construction of City of Dreams Manila, which is expected to be non-recoverable and US$5.5 million termination costs as a result of departmental restructuring. Property charges and others for the year ended December 31, 2014 were US$8.7 million, which primarily included assets write-off of US$3.5 million on furniture, fixtures and equipment damaged by the typhoon in the Philippines and assets write-off and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams.

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

Net income attributable to Melco Resorts & Entertainment Limited

As a result of the foregoing, we had net income of US$105.7 million for the year ended December 31, 2015, compared to US$608.3 million for the year ended December 31, 2014.

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, gain on disposal of assets held for sale, Corporate and Others expenses and other non-operating income and expenses, or Adjusted property EBITDA were US$1,087.5 million, US$932.0 million and US$1,285.5 million for the years ended December 31, 2016, 2015 and 2014, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams and Mocha Clubs were US$5.1 million, US$742.3 million and US$23.8 million, respectively, for the year ended December 31, 2016, US$36.3 million, US$798.5 million and US$30.3 million, respectively, for the year ended December 31, 2015 and US$84.8 million, US$1,165.6 million and US$36.3 million, respectively, for the year ended December 31, 2014. Studio City and City of Dreams Manila commenced operations on October 27, 2015 and December 14, 2014, respectively, and recorded Adjusted property EBITDA of US$156.0 million and US$160.3 million, respectively, for the year ended December 31, 2016, US$11.6 million and US$55.4 million, respectively, for the year ended December 31, 2015 and negative US$1.3 million and US$6,000, respectively, for the year ended December 31, 2014.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, gain on disposal of assets held for sale and other non-operating income and expenses, or Adjusted EBITDA, were US$972.7 million, US$816.2 million and US$1,166.5 million for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA

	Year Ended December 31,
	2016	2015	2014
	(in thousands of US$)
Net income attributable to Melco Resorts & Entertainment Limited	$175,906	$105,747	$608,280
Net loss attributable to noncontrolling interests	(108,988)	(166,555)	(80,894)

Net income (loss)	66,918	(60,808)	527,386
Income tax expense	8,178	1,031	3,036
Interest and other non-operating expenses, net	288,020	158,192	154,938
Gain on disposal of assets held for sale	—	—	(22,072)
Property charges and others	5,298	38,068	8,698
Share-based compensation	18,487	20,827	20,401
Depreciation and amortization	552,272	470,634	368,394
Development costs	95	110	10,734
Pre-opening costs	3,883	168,172	90,556
Net gain on disposal of property and equipment to Belle Corporation	(8,134)	—	—
Land rent to Belle Corporation	3,327	3,476	3,562
Payments to the Philippine Parties	34,403	16,547	870

Adjusted EBITDA	972,747	816,249	1,166,503
Corporate and Others expenses	114,770	115,735	118,971

Adjusted property EBITDA	$1,087,517	$931,984	$1,285,474

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

Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, we considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and our anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings were placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of US$5.8 million, an increase in net income attributable to Melco Resorts & Entertainment Limited of US$5.8 million and an increase in basic and diluted earnings per share of US$0.004 for the year ended December 31, 2015.

Our land use rights in Macau under the land concession contracts for Altira Macau, City of Dreams and Studio City are being amortized over the estimated term of the land use rights on a straight-line basis. The amortization of land use rights is recognized from the date construction commences. Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The estimated term of the land use rights are periodically reviewed. For the review of such estimated term of the land use rights under the applicable land concession contracts, we considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau, and our development plans. As a result, effective from October 1, 2015, the estimated term of the land use rights under the land concession contracts for Altira Macau, City of Dreams and Studio City, in accordance with the relevant accounting standards, have been extended to April 2047, May 2049 and October 2055, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years. The changes in estimated term of the land use rights under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of US$10.4 million, an increase in net income attributable to Melco Resorts & Entertainment Limited of US$6.8 million and an increase in basic and diluted earnings per share of US$0.004 for the year ended December 31, 2015.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2016, 2015 and 2014 were US$437.9 million, US$1,455.8 million and US$1,637.3 million, respectively, of which US$351.9 million, US$1,258.4 million and US$1,312.7 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the development and construction of various projects at City of Dreams, including Morpheus, during the years ended December 31, 2016 and 2015, the development and construction of Studio City during the years ended December 31, 2016, 2015 and 2014 and the development and construction of City of Dreams Manila during the year ended December 31, 2014. Refer to note 24 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be disposed of or assets to be held and used, are recorded as operating expenses.

During the years ended December 31, 2016, 2015 and 2014, impairment loss of US$3.2 million, nil and US$4.1 million was recognized mainly due to reconfiguration and renovation at our operating properties.

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

A detailed evaluation was performed as of December 31, 2016 and 2015 and each computed fair value of our reporting unit was in excess of the carrying amount, respectively. As a result of this evaluation, we determined that no impairment of goodwill existed as of December 31, 2016 and 2015.

Trademarks of Mocha Clubs are tested for impairment at least annually or when events occur or circumstances change that would more likely than not reduce their estimated fair value below their carrying value using the relief-from-royalty method and we determined that no impairment of trademarks existed as of December 31, 2016 and 2015. Under this method, we estimate the fair value of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

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

The expected volatility and expected term assumptions can impact the fair value of share options. We estimate the expected volatility based on our historical volatility and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the share options we granted. For 2016 awards (excluding options granted under modification), either a 10% change in the volatility assumption or a 10% change in the expected term assumption would not have a material effect on the change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

Revenue Recognition

We recognize revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots. Funds deposited by customers in advance and chips in the customers’ possession are recognized as a liability before gaming play occurs.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of certain hotels and Taipa Square Casino. For the operations of certain hotels, we are the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to us, and we receive all rewards and take substantial risks associated with the hotels’ business; we are the principal and the transactions are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession. As such, we are the principal and casino revenues are therefore recognized on a gross basis.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

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

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including to our gaming promoters in Macau and the Philippines. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2016, 2015 and 2014, approximately 23.5%, 29.1% and 40.1% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2016 and 2015, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2016, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.8 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2016 and 2015, we recorded valuation allowances of US$226.1 million and

US$192.2 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

As of December 31, 2016, we held cash and cash equivalents, bank deposits with original maturities over three months and restricted cash of approximately US$1,702.3 million, US$210.8 million and US$39.3 million, respectively, and the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

On November 23, 2016, Studio City Company entered into an amendment and restatement agreement with, among others, a lender to, upon the satisfaction of certain conditions precedent, amend, restate and extend the Studio City Project Facility to the 2021 Studio City Senior Secured Credit Facility in an aggregate amount of HK$234.0 million which consist of (i) a HK$233.0 million revolving credit facility and (ii) a HK$1.0 million term loan facility. The 2021 Studio City Senior Secured Credit Facility became effective on November 30, 2016 (December 1, 2016 Hong Kong Time). On November 30, 2016 (December 1, 2016 Hong Kong Time), Studio City Company repaid the Studio City Project Facility in full (other than HK$1.0 million rolled over into a term loan facility under the 2021 Studio City Senior Secured Credit Facility) from the net proceeds amounting to US$1,188.0 million raised through an offering of the 2016 Studio City Notes, together with cash on hand. The revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown from January 1, 2017, subject to satisfaction of certain conditions precedent.

MCP entered a PHP2.35 billion (equivalent to approximately US$47.2 million) credit facility with the availability up to February 28, 2018, which remains available for future drawdown, subject to satisfaction of certain conditions precedent. None of the PHP2.35 billion credit facility has been drawn as of December 31, 2016.

In August 2014, we received an indictment from the Taipei District Prosecutor’s Office against the Taiwan branch office of one of our subsidiaries and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutor’s Office froze one of such Taiwan branch office’s deposit accounts, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen, in connection with the investigation related to this indictment. In October 2015, the Taipei District Court rendered a not guilty verdict in favor of the defendants, on all charges alleging violation of Taiwan banking and foreign exchange laws. The Taipei District Court also lifted the freeze order over such deposit account in October 2015. Such deposit was released from restricted cash in our financial statements upon lifting of the freeze order. In October 2015, the prosecutor appealed the Taipei District Court’s not guilty judgment. In mid-June 2016, the Taiwan High Court dismissed the prosecutor’s appeal, affirmed the not guilty verdict in favor of the Taiwan branch office and its employees. Following the Taiwan High Court’s decision, the prosecutor has not filed a further appeal, and we understand that the deadline for such appeal has since lapsed under the relevant local statute. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings” for more details.

As of December 31, 2016, restricted cash primarily represented the unspent cash from the capital injection for the remaining project for Studio City from our Company and SCI minority shareholder in accordance with our shareholder agreement, which was restricted only for payment of development costs and other project costs of the Studio City project; and certain bank account balances required to be maintained in accordance with the Studio City Notes to serve the interest repayment obligations.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under various credit facilities and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2016	2015	2014
	(in thousands of US$)
Net cash provided by operating activities	$1,158,128	$522,026	$894,614
Net cash provided by (used in) investing activities	280,604	(469,656)	(1,605,269)
Net cash (used in) provided by financing activities	(1,339,717)	(29,688)	926,950
Effect of foreign exchange on cash and cash equivalents	(7,731)	(9,311)	(397)

Net increase in cash and cash equivalents	91,284	13,371	215,898
Cash and cash equivalents at beginning of year	1,611,026	1,597,655	1,381,757

Cash and cash equivalents at end of year	$1,702,310	$1,611,026	$1,597,655

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$1,158.1 million for the year ended December 31, 2016, compared to US$522.0 million for the year ended December 31, 2015. The increase in net cash provided by operating activities was primarily contributed from an improvement in underlying operating performance as described in the foregoing section, including the contribution from the full-year operation of Studio City, and decreased working capital for operations. Net cash provided by operating activities was US$522.0 million for the year ended December 31, 2015, compared to US$894.6 million for the year ended December 31, 2014. The decrease in net cash provided by operating activities was mainly due to decline in underlying operating performance as described in the foregoing section net with decreased working capital for operations.

Investing Activities

Net cash provided by investing activities was US$280.6 million for the year ended December 31, 2016, compared to net cash used in investing activities of US$469.7 million for the year ended December 31, 2015. The change was primarily due to the net withdrawals of bank deposits with original maturities over three months and the decrease in capital expenditure payments upon Studio City opening in October 2015, partially offset by a smaller decrease in restricted cash for the year ended December 31, 2016. Net cash provided by investing activities for the year ended December 31, 2016 mainly included the net withdrawal of bank deposits with original maturities over three months of US$513.9 million, a decrease in restricted cash of US$277.6 million and proceeds from sale of property and equipment of US$28.9 million, which were offset in part by capital expenditure payments of US$500.2 million, advance payments for construction costs of US$31.6 million and deposits for acquisition of property and equipment of US$4.2 million.

The decrease of US$277.6 million in the amount of restricted cash for the year ended December 31, 2016 was primarily due to the release of restricted cash required by the terms under Studio City Project Facility upon the repayment of Studio City Project Facility in full (other than HK$1.0 million rolled over into a term loan facility under the 2021 Studio City Senior Secured Credit Facility), and the withdrawal and payment of Studio City project costs from bank accounts that are restricted for Studio City project costs.

Our total capital expenditure payments for the year ended December 31, 2016 were US$500.2 million. Such expenditures were mainly associated with our development projects, including Morpheus, which is the fifth hotel tower at City of Dreams, as well as enhancement to our integrated resort offerings. We also paid US$3.8 million for the scheduled installment of City of Dreams’ land premium payments during the year ended December 31, 2016.

Net cash used in investing activities was US$469.7 million for the year ended December 31, 2015, compared to net cash used in investing activities of US$1,605.3 million for the year ended December 31, 2014. The decrease was primarily due to a decrease in restricted cash, advance payments for construction costs and deposits for acquisition of property and equipment, partially offset by an increase in net placement of bank deposits with original maturities over three months and capital expenditure payments. Net cash used in investing activities for the year ended December 31, 2015 included capital expenditure payments of US$1,291.4 million, net increase of bank deposits with original maturities over three months of US$614.1 million, land use rights payment of US$31.7 million, deposits for acquisition of property and equipment of US$28.8 million and advance payments for construction costs of US$19.7 million, which were offset in part by a decrease in restricted cash of US$1,495.6 million during the year ended December 31, 2015 and the escrow funds refundable to the Philippine Parties of US$24.6 million.

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

We expect to incur significant capital expenditures for the development of Morpheus at City of Dreams in Cotai, Macau and the future development of the remaining land of Studio City. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2016, 2015 and 2014.

	Year Ended December 31,
	2016	2015	2014
	(in thousands of US$)
Macau:
Mocha Clubs	$7,763	$6,446	$13,116
Altira Macau	3,031	18,404	21,984
City of Dreams	359,258	331,503	264,922
Studio City	62,754	968,696	907,455

Sub-total	432,806	1,325,049	1,207,477
The Philippines:
City of Dreams Manila	3,621	98,884	405,196
Corporate and Others	1,485	31,909	24,632

Total capital expenditures	$437,912	$1,455,842	$1,637,305

Our capital expenditures for the year ended December 31, 2016 decreased from that of the year ended December 31, 2015 primarily due to the completion of Studio City and City of Dreams Manila, net with the increase for the development of various projects at City of Dreams, including Morpheus. Our capital expenditures for the year ended December 31, 2015 decreased from that of the year ended December 31, 2014 primarily due to the completion of City of Dreams Manila, net with the increase for the development of Studio City and various projects at City of Dreams, including Morpheus.

Advance payments for construction costs for the year ended December 31, 2016 were US$31.6 million, compared to US$19.7 million for the year ended December 31, 2015. Such payments were incurred primarily for the development of various projects at City of Dreams, including Morpheus for both years ended December 31, 2016 and 2015. Advance payments for construction costs for the year ended December 31, 2014 were US$107.6 million, which were incurred primarily for the development of Studio City, City of Dreams Manila and various projects at City of Dreams, including Morpheus.

Financing Activities

Net cash used in financing activities amounted to US$1,339.7 million for the year ended December 31, 2016, primarily due to (i) the repurchase of shares for retirement of US$803.2 million; (ii) dividend payments of US$385.6 million; (iii) scheduled repayments and early repayment in full of the Studio City Project Facility (other than HK$1.0 million rolled over into a term loan facility under the 2021 Studio City Senior Secured Credit Facility) of US$1,295.6 million with proceeds of US$1,200.0 million from the issuance of the 2016 Studio City Notes; (iv) scheduled repayments of the term loan under the 2015 Credit Facilities of US$22.6 million and (v) payment of debt issuance costs primarily associated with the 2016 Studio City Notes and the 2021 Studio City Senior Secured Credit Facility as well as payment of legal and professional fees for amending the loan documentation for the Studio City Project Facility of US$27.3 million.

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

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs as of December 31, 2016:

As of December 31, 2016
(in thousands of US$)
2016 Studio City Notes	$1,200,000
2013 Senior Notes	1,000,000
2012 Studio City Notes	825,000
2015 Credit Facilities	478,727
Philippine Notes	301,126
Aircraft Term Loan	16,537
2021 Studio City Senior Secured Credit Facility	129

$3,821,519

Major changes in our indebtedness during the year ended and subsequent to December 31, 2016 are summarized below.

On November 30, 2016, Studio City Company issued the 2016 Studio City Notes priced at 100%. The 2016 Studio City Notes were listed on the Official List of the Singapore Exchange Securities Trading Limited on December 1, 2016. The 2016 Studio City Notes are senior secured obligations of Studio City Company, rank equally in right of payment with all of Studio City Company’s existing and future senior indebtedness (although any liabilities in respect of obligations under the 2021 Studio City Senior Secured Credit Facility that are secured by common collateral securing the 2016 Studio City Notes will have priority over the 2016 Studio City Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Notes, to the extent of the assets securing such indebtedness. The 2016 Studio City Notes are guaranteed by Studio City Investments and all of its subsidiaries (other than Studio City Company) on a senior basis. The common collateral (shared with the 2021 Studio City Senior Secured Credit Facility) includes substantially all of the material assets of Studio City Investments and its subsidiaries. In addition, the 2016 Studio City Notes are also separately secured by certain specific bank accounts.

On November 30, 2016 (December 1, 2016 Hong Kong Time), Studio City Company used the net proceeds of US$1,188.0 million from the offering of the 2016 Studio City Notes, together with cash on hand, to fund the repayment in full of the Studio City Project Facility (other than the HK$1.0 million rolled over into the term loan facility of the 2021 Studio City Senior Secured Credit Facility).

On November 23, 2016, Studio City Company entered into an amendment and restatement agreement with, among others, a lender to, upon the satisfaction of certain conditions precedent, amend, restate and extent the Studio City Project Facility to provide for the 2021 Studio City Senior Secured Credit Facility in an aggregate of HK$234.0 million which consist of (i) a HK$223.0 million revolving credit facility and (ii) a HK$1.0 million term loan facility. The 2021 Studio City Senior Secured Credit Facility became effective on November 30, 2016 (December 1, 2016 Hong Kong Time). The 2021 Studio City Senior Secured Credit Facility matures on the date which is five years after the effective date of the definitive documentation of the 2021 Studio City Senior Secured Credit Facility. The term loan facility under the 2021 Studio City Senior Secured Credit Facility has to be repaid at maturity with no interim amortization payments and is collateralized by cash collateral equal to HK$1,012,500 (representing the principal amount plus expected interest expense for one financial quarter). Borrowings under the 2021 Studio City Senior Secured Credit Facility bear interest at HIBOR plus a margin of 4% per annum. The indebtedness under the 2021 Studio City Senior Secured Credit Facility is guaranteed by Studio City Investments and its subsidiaries (other than Studio City Company). Security for the 2021 Studio City Senior Secured Credit Facility includes substantially all of the material assets of Studio City Investments and its subsidiaries.

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, Morpheus at City of Dreams in Cotai, Macau and the remaining land of Studio City.

We have relied, and intend in the future to rely, on our operating cash flow and different forms of financing to meet our funding needs and repay our indebtedness, as the case may be.

The timing of any future debt and equity financing activities will be dependent on our funding needs, our development and construction schedule, the availability of funds on terms acceptable to us and prevailing market conditions. We may carry out activities from time to time to strengthen our financial position and ability to better fund our business expansion plans. Such activities may include refinancing existing debt, monetizing assets, sale-and-leaseback transactions or other similar activities.

In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million, representing a per share price of US$5.1667 (equivalent to approximately US$15.50 per ADS). These shares were subsequently cancelled by us.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2016, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling US$317.2 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 22 to the consolidated financial statements included elsewhere in this annual report.

Each of Melco Crown Macau and Studio City Company has a corporate rating of “BB” and “BB-” by Standard & Poor’s, respectively, and each of MCE Finance and Studio City Finance has a corporate rating of “Ba3” and “B2” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•	Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaign, close monitoring of cross-border currency movement, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•	The gaming and leisure market in Macau and the Philippines are developing and the competitive landscapes are expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau and in Entertainment City of the Philippines will intensify the competition in the business that we operate;

•	The impact of new policies implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•	Gaming promoters in Macau are experiencing decreased liquidity that has resulted in the cessation of business of certain gaming promoters, a trend which may affect our operations in a number of ways:

–	as most of our gaming promoters are provided with credit as part of the ordinary course of business, difficulties experienced by our gaming promoters in their operations may expose us to higher credit risk;

–	if any of our gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us to an increased risk for litigation, regulatory enforcement actions and damage to our reputations; and

–	since we depend on gaming promoters for our VIP gaming revenue, difficulties in their operations may expose us to higher operational risk.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other contractual obligations as of December 31, 2016 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2015 Credit Facilities	$45.1	$90.2	$343.4	$—	$478.7
Aircraft Term Loan	6.4	10.2	—	—	16.6
2012 Studio City Notes	—	—	825.0	—	825.0
2013 Senior Notes	—	—	1,000.0	—	1,000.0
2021 Studio City Senior Secured Credit Facility	—	—	0.1	—	0.1
2016 Studio City Notes	—	350.0	850.0	—	1,200.0
Philippine Notes	—	301.1	—	—	301.1
Fixed interest payments(2)	221.1	423.0	238.6	—	882.7
Variable interest payments(3)	9.8	15.9	9.3	—	35.0
Other finance fees(4)	1.0	1.0	—	—	2.0
Capital lease obligations(5)	33.0	75.7	91.4	594.1	794.2
Operating lease obligations:
Operating leases, including City of Dreams Manila and Mocha Clubs locations	24.5	46.9	31.8	62.2	165.4
Construction costs and property and equipment retention payables	37.7	1.9	—	—	39.6
Other contractual commitments:
Government annual land use fees(6)	2.3	4.6	4.7	21.5	33.1
Construction, plant and equipment acquisition commitments(7)	317.0	0.2	—	—	317.2
Gaming subconcession premium(8)	28.1	56.3	56.3	13.7	154.4

Total contractual obligations	$726.0	$1,377.0	$3,450.6	$691.5	$6,245.1

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	Amounts included the gross up withholding tax on interest expenses for the Philippine Notes in accordance with the terms of the notes facility and security agreement.

(3)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and HIBOR or LIBOR as at December 31, 2016 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(4)	The amounts represent the other finance fees for the Philippine Notes in accordance with the terms of the notes facility and security agreement.

(5)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on capital lease obligations.

(6)	The City of Dreams, Altira Macau and Studio City sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. See “Item 4. Information on the Company — B. Business Overview — Our Land and Premises” for further details of the land concession obligations.

(7)	See note 22(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.

(8)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and minimum variable premium of MOP45.0 million (approximately US$5.6 million) per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2016 through to the termination of the gaming subconcession in June 2022.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	40	Chairman, chief executive officer and executive director
Robert John Rankin	53	Non-executive director
Clarence Yuk Man Chung	54	Non-executive director
Evan Andrew Winkler	42	Non-executive director
Alec Yiu Wa Tsui	67	Independent non-executive director
Thomas Jefferson Wu	44	Independent non-executive director
John William Crawford	74	Independent non-executive director
Geoffrey Stuart Davis	48	Executive vice president and chief financial officer
Stephanie Cheung	54	Executive vice president and chief legal officer
Akiko Takahashi	63	Executive vice president and chief human resources/ corporate social responsibility officer
Frederic Jean-Marie Winckler	50	Executive vice president and chief marketing and brand officer
Jaya Jesudason	74	Executive vice president, construction and design

Directors

Mr. Lawrence Yau Lung Ho was appointed as our executive director on December 20, 2004, served as our co-chairman and chief executive officer since December 2004 and re-designated as chairman and chief executive officer since May 2016. Since November 2001, Mr. Ho has also served as the managing director and, since March 2006, the chairman and chief executive officer of Melco International. Mr. Ho has also been appointed as the chairman and non-executive director of Summit Ascent Holdings Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, since July 10, 2013.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on numerous boards and committees of privately held companies in Hong Kong, Macau and mainland China. He is a member of the Board of Directors and a vice patron of The Community Chest of Hong Kong; a member of the All China Youth Federation; a member of the Macau Basic Law Promotional Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary Patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau and director executive of the Macao Chamber of Commerce.

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

As a socially–responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

In 2014, Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time, and was one of the recipients of the Asian Corporate Director Recognition Awards for three consecutive years. He was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards by Corporate Governance Asia magazine for the fifth time in 2016.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Robert John Rankin was appointed as our non-executive director on May 20, 2015. He was most recently chairman of Crown and chief executive officer of Consolidated Press Holdings Pty Limited, Crown’s major shareholder up to February 1, 2017.

Prior to his role at Consolidated Press Holdings Pty Limited and Crown, Mr. Rankin worked at Deutsche Bank AG, having joined in June 2009 and was a member of the Group Executive Committee from January 2011. He was the first chief executive officer from Asia Pacific to become a member of the Group Executive Committee. Between October 2009 and June 2012, he was the chief executive officer for Deutsche Bank in the Asia Pacific (ex-Japan) region and was responsible for its management and strategic development in the region. In June 2012, Mr. Rankin was appointed Co-Global Head of Corporate Banking & Securities and Global Head of Corporate Finance where he was based out of London.

Mr. Rankin completed bachelor degrees in Economics and Law from the University of Sydney in 1985 and 1987, respectively, before taking time off to travel through India and Southeast Asia. Upon returning to Sydney, Mr. Rankin worked as a securities and mergers and acquisitions lawyer at Blake Dawson Waldron. While working at Blake Dawson Waldron, Mr. Rankin was also a member of the Australian Stock Exchange Listing Committee.

Mr. Clarence Yuk Man Chung was appointed as our non-executive director on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. Mr. Chung has served as a director of Melco Leisure since 2008. Before joining Melco International, Mr. Chung had more than 25 years of experience in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2016) by Inside Asian Gaming magazine. Mr. Chung has been the chairman and chief executive officer of Entertainment Gaming Asia Inc., a company listed on the Nasdaq Capital Market, since August 2008 and October 2008, respectively. Mr. Chung has been the chairman and president of MCP since December 2012. Mr. Chung has also been appointed as a director of a number of our subsidiaries incorporated in various different jurisdictions. Mr. Chung obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology and is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales.

Mr. Evan Andrew Winkler was appointed as our non-executive director on August 3, 2016. Mr. Winkler has also served as the managing director of Melco International since August 2016 and will be appointed as a director of various subsidiaries of Melco International.

Before joining Melco International, Mr. Winkler served as a managing director at Moelis & Company, a global investment bank. Prior to that, he was a managing director and co-head of technology, media and telecommunications M&A at UBS Investment Bank. Mr. Winkler has extensive experience in providing senior level advisory services on mergers and acquisitions and other corporate finance initiatives, having spent nearly two decades working on Wall Street. He was named as one of the “Top 40 under 40” by Investment Dealers’ Digest in 2010. He holds a bachelor degree in Economics from the University of Chicago.

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and our audit and risk committee and a member of our compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of China Blue Chemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive director of a number of companies listed on the HKSE, Nasdaq, the Shanghai Stock Exchange and the Philippine Stock Exchange, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, ATA Inc. since 2008, Summit Ascent Holdings Limited since March 2011, MCP since December 2012, Kangda International Environmental Company Limited since July 2014 and DTXS Silk Road Investment Holdings Company Limited since December 2015. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.

Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

Mr. Thomas Jefferson Wu JP was appointed as an independent non-executive director on December 18, 2006. Mr. Wu is also the chairman of our compensation committee and a member of our audit and risk committee and nominating and corporate governance committee. Mr. Wu has been the managing director of Hopewell Holdings Limited, a business conglomerate listed on the HKSE, since October 2009. Mr. Wu has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007 and co-managing director from July 2007 to September 2009. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003.

Mr. Wu graduated with high honors from Princeton University in 1994 with a Bachelor of Science degree in Mechanical and Aerospace Engineering. Mr. Wu then worked in Japan as an engineer for Mitsubishi Electric Corporation for three years before returning to full-time studies at Stanford University, where he obtained a Master of Business Administration degree in 1999. In 2015, he was conferred an honorary fellowship by Lingnan University.

Mr. Wu is active in public service in both Hong Kong and China. Mr. Wu serves in a number of advisory roles at different levels of government. In China, Mr. Wu is a member of the Heilongjiang Provincial Committee of the 11th Chinese People’s Political Consultative Conference and was a Standing Committee member and a member of the Huadu District Committee of The Chinese People’s Political Consultative Conference, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Tourism Board, a member of the Standing Committee on Disciplined Services Salaries and Conditions of Service of the Government of the Hong Kong Special Administrative Region (the “HKSARG”), a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG and a Vice Patron of the Community Chest of Hong Kong. Mr. Wu is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology and a board member of the Asian Youth Orchestra.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. Mr. Wu is the vice president (Asia/Oceania) of the International Ice Hockey Federation, co-founder and chairman of the Hong Kong Amateur Club and Hong Kong Academy of Ice Hockey, as well as chairman of the Hong Kong Ice Hockey Officials Association. Mr. Wu is also the honorary president of the Hong Kong Ice Hockey Association Limited (the national sports association of ice hockey in Hong Kong), vice-chairman of Chinese Ice Hockey Association, honorary president of Macau Ice Sports Federation and honorary chairman of Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” Mr. Wu was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. John William Crawford JP was appointed as an independent non-executive director on January 12, 2017. Mr. Crawford is also a member of our audit and risk committee, compensation committee and nominating and corporate governance committee. Mr. Crawford has been the managing director of Crawford Consultants Limited and International Quality Education Limited since 1997 and 2002, respectively. Previously, Mr. Crawford was a founding partner of Ernst & Young, Hong Kong, where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. Mr. Crawford has extensive knowledge of accounting issues from his experience as a managing audit partner of a major international accounting firm and also has extensive operational knowledge as a result of his consulting experience. Mr. Crawford has served as an independent non-executive director and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and as an independent non-executive director of Entertainment Gaming Asia Inc. since November 2007. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. Mr. Crawford previously served as an independent non-executive director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until June 8, 2015.

Mr. Crawford has been deeply involved in the education sector in Asia, including setting up international schools and providing consulting services. He was a member and a governor for many years of the Canadian International School of Hong Kong and remains active in overseeing and consulting for other similar pre-university schools. Additionally, Mr. Crawford is involved in various charitable and/or community activities and was a founding member of UNICEF Hong Kong Committee and the Hong Kong Institute of Directors. In 1997, Mr. Crawford was appointed a Justice of the Peace in Hong Kong. He is a member of the

Hong Kong Institute of Certified Public Accountants, a member and honorary president of the Macau Society of Certified Practising Accountants and a member of the Canadian Institute of Chartered Accountants.

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

Ms. Akiko Takahashi is our executive vice president and chief human resources/corporate social responsibility officer and she was appointed to her current role in December 2008. Prior to that, she held the title group human resources director from December 2006, when she joined our Company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006 where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City and where her last engagement prior to joining our Company was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii / Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

Mr. Frederic Jean-Marie Winckler is our executive vice president and chief marketing and brand officer and he was appointed to his current role in January 2017. Mr. Winckler is responsible for the marketing and branding of all of our Company’s consumer brands. Prior to joining our Company, Mr. Winckler served as global chief marketing officer for Louis Vuitton based in Paris. Mr. Winckler was awarded the Luxury Marketer of the Year in 2014. Prior to Louis Vuitton, Mr. Winckler served as chief executive officer of J. Walter Thompson Paris, having been with that organization for 22 years to lead its efforts in various countries for key luxury brand clients, including BMW and Rolex.

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

Management Structure

Mr. Ho, our chairman and chief executive officer, is responsible for the day-to-day operational leadership of our Company. Our management structure includes an executive committee which is composed of our executive officers and each of our property presidents and is responsible for formulating business strategies and considering day-to-day operational matters. Our executive officers and property presidents report directly to Mr. Ho.

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$18.7 million for the year ended December 31, 2016.

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

Equity Awards

On March 18, 2016, we granted share options to acquire 1,958,826 of our ordinary shares pursuant to the 2011 Share Incentive Plan, to directors and senior executive officers of our Company with exercise prices of US$5.7567 per share, and 736,320 restricted shares with grant date fair value (closing price of the grant date) at US$5.7567 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value. In addition, on March 18, 2016, the exercise price of all outstanding share options granted in 2013, 2014 and 2015 under the 2011 Share Incentive Plan were reduced to US$5.7567 per share and the vesting schedule of such outstanding share options was extended. See “— E. Share Ownership” for descriptions of the 2011 Share Incentive Plan.

On March 31, 2017, we granted share options to acquire 2,106,939 of our ordinary shares pursuant to the 2011 Share Incentive Plan, to directors and senior executive officers of our Company with exercise prices of US$6.18 per share, and 1,029,335 restricted shares with grant date fair value (closing price of the grant date) at US$6.18 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.

On February 10, 2017, we reduced the exercise price of all outstanding and unexercised options granted prior to January 19, 2017 by approximately US$0.4404 per share (equivalent to approximately US$1.3212 per ADS) as a result of our declaration of a special dividend in January 2017. Further on March 31, 2017, we reduced the exercise price of certain share options outstanding as of such date by approximately US$0.3293 per share (equivalent to approximately US$0.988 per ADS) reflecting prior special dividends. The adjustments to the option exercise prices in 2017 were made as required by our 2006 Share Incentive Plan and 2011 Share Incentive Plan.

On August 2, 2016, the board of directors of MCP approved a proposal to allow for an option exchange program, designed to provide eligible personnel an opportunity to exchange certain outstanding “underwater”

share options for new restricted shares. Share options eligible for exchange were those that were granted during the years ended December 31, 2013 and 2014 under the MCP Share Incentive Plan. The acquiescence of the Philippine Securities and Exchange Commission on the option exchange program was obtained by MCP on September 30, 2016. The exchange was subject to the eligible personnel’s consent and became effective on October 21, 2016, which was the deadline for acceptance of the exchange by the eligible personnel. See “— E. Share Ownership” for descriptions of the MCP Share Incentive Plan.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2016, we set aside or accrued approximately US$0.2 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”

C. BOARD PRACTICES

Composition of Board of Directors

Our board consists of seven directors, including three directors nominated by Melco International, one director nominated by Crown and three independent directors. Nasdaq Stock Market Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Stock Market Rule 5615(c)(3). However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to have a majority of independent directors serving on our board. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our Company to be or becomes of unsound mind. In addition, the service agreements between us and our directors do not provide benefits upon termination of their services.

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Our audit committee was renamed our audit and risk committee on August 3, 2016. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest versions of the nominating and corporate governance committee charter and the audit and risk committee charter adopted on March 29, 2017 and August 3, 2016, respectively, and the latest version of the compensation committee charter adopted on March 29, 2017. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and John William Crawford, and is chaired by Mr. Tsui. Each of the committee members satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. We believe that Mr. Tsui qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the committee is to assist our board in overseeing and monitoring:

•	the audits of the financial statements of our Company;

•	the qualifications and independence of our independent auditors;

•	the performance of our independent auditors;

•	the account and financial reporting processes of our Company and the integrity of our systems of internal accounting and financial controls;

•	legal and regulatory issues relating to the financial statements of our Company, including the oversight of the independent auditor, the review of the financial statements and related material, the internal audit process and the procedure for receiving complaints regarding accounting, internal accounting controls, auditing or other related matters;

•	the disclosure, in accordance with our relevant policies, of any material information regarding the quality or integrity of our financial statements, which is brought to its attention by our disclosure committee;

•	the integrity and effectiveness of our internal audit function; and

•	the risk management policies, procedures and practices.

The duties of the committee include:

•	reviewing and recommending to our board for approval, the appointment, re-appointment or removal of the independent auditor, after considering its annual performance evaluation of the independent auditor and after considering a tendering process for the appointment of the independent auditor every five years;

•	approving the remuneration and terms of engagement of the independent auditor and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	at least annually, obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•	discussing with our independent auditor and our management, among other things, the audits of the financial statements, including whether any material information brought to their attention should be disclosed, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	reviewing and recommending the financial statements to our disclosure committee for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	approving all material related party transactions brought to its attention, without further approval of our board;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	approving the internal audit charter and annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

•	assessing Chief Risk Officer and senior management’s policies and procedures to identify, accept, mitigate, allocate or otherwise manage various types of risks presented by management, and making recommendations with respect to our risk management process for the board’s approval;

•	reviewing our financial controls, internal control and risk management systems, and discussing with our management the system of internal control and ensuring that our management has discharged its duty to have an effective internal control system including the adequacy of resources, the qualifications and experience of our accounting and financial staff, and their training programs and budget;

•	together with our board, evaluating the performance of the audit and risk committee on an annual basis;

•	assessing the adequacy of its charter; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.

Compensation Committee

Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and John William Crawford, and is chaired by Mr. Wu. The purpose of the committee is to discharge the responsibilities of the board relating to compensation of our executives, including by designing (in consultation with management and our board), recommending to our board for approval, and evaluating the executive and director compensation plans, policies and programs of our Company.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and John William Crawford, and is chaired by Mr. Tsui. The purpose of the committee is to assist our board in discharging its responsibilities regarding:

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

Employment Agreements

We have entered into an employment agreement with each of our executive officers. The terms of the employment agreements are substantially similar for each executive officer, except as noted below. We may terminate an executive officer’s employment for cause, at any time, without advance notice, for certain acts of the officer, including, but not limited to, a serious criminal act, willful misconduct to our detriment or a failure to perform agreed duties. Furthermore, either we or an executive officer may terminate employment at any time without cause upon advance written notice to the other party. Except in the case of Mr. Lawrence Yau Lung Ho, upon notice to terminate employment from either the executive officer or our Company, our Company may limit the executive officer’s services for a period until the termination of employment. Each executive officer (or his estate, as applicable) is entitled to accrued amounts in relation to such executive officer’s employment with us upon termination due to disability or death. We will indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the course of his or her performance of duties within the scope of his or her employment.

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

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for certain periods following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area for six months following termination of employment; (ii) solicit or seek any business orders from our customers for one year following termination of employment; or (iii) seek directly or indirectly, to solicit the services of any of our employees for one year following termination of employment. The restricted area is defined as Hong Kong, Macau (save in one instance where it is defined as Hong Kong, Macau, the Philippines) and any other country or region in which our Company operates or intends to operate.

D. EMPLOYEES

Employees

We had 20,248, 21,414 and 18,367 employees as of December 31, 2016, 2015 and 2014, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2016, 2015 and 2014. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2016		2015		2014
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	704	3.5%	703	3.3%	750	4.1%
Altira Macau	1,722	8.5%	1,929	9.0%	2,428	13.2%
City of Dreams	7,933	39.2%	8,250	38.5%	9,244	50.3%
Corporate and centralized services	717	3.5%	804	3.8%	837	4.6%
Studio City	4,807	23.7%	5,228	24.4%	95	0.5%
City of Dreams Manila	4,365	21.6%	4,500	21.0%	5,013	27.3%

Total	20,248	100.0%	21,414	100.0%	18,367	100.0%

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards, as well as fast track promotion training initiatives. In September 2015, we launched the MCE You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of April 10, 2017.

Name	Number of ordinary shares	Approximate percentage of shareholding(1)
Lawrence Yau Lung Ho	757,229,043 (2)	51.3%
	9,857,846 (3)	0.7%
Robert John Rankin	*	*
Clarence Yuk Man Chung	*	*
Evan Andrew Winkler	*	*
Alec Yiu Wa Tsui	*	*
Thomas Jefferson Wu	*	*
John William Crawford	*	*
Geoffrey Stuart Davis	*	*
Stephanie Cheung	*	*
Akiko Takahashi	*	*
Frederic Winckler	*	*
Jaya Jesudason	*	*
Directors and executive officers as a group	776,049,535	52.6%

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)	Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,475,924,523 ordinary shares of our Company outstanding as of April 10, 2017, (ii) the number of ordinary shares underlying options that have vested or will vest within 60 days after April 10, 2017 and (iii) the number of restricted shares that will vest within 60 days after April 10, 2017, each as held by such person as of that date.
(2)	Represents 757,229,043 ordinary shares beneficially owned by Mr. Lawrence Ho through Melco Leisure and consists of (i) 675,233,244 ordinary shares held by Melco Leisure and (ii) 81,995,799 ordinary shares (representing 27,331,933 ADSs) loaned by Melco Leisure under the Securities Loans. See “Item 7. Major Shareholders and Related Party Transactions” for more details.

(3)	Comprises 4,283,117 restricted shares and 5,574,729 share options granted under the 2006 and 2011 Share Incentive Plans and vested in Mr. Lawrence Ho as of April 10, 2017. The following table summarizes, as of April 10, 2017, the outstanding options and restricted shares (including 5,574,729 vested but unexercised share options and excluding 4,283,117 vested restricted shares) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Last exercisable date and expiration date of share options	Exercise price of share options per share / Fair value of restricted shares at grant date per share (US$)		Number of underlying shares outstanding
Lawrence Yau Lung Ho	Share options	March 17, 2009	March 16, 2019	0.3170	+	2,898,774
	Share options	November 25, 2009	March 17, 2018	0.6570	+	755,058
	Share options	March 23, 2011	March 22, 2021	1.7537	+	1,446,498
	Share options	March 29, 2012	March 28, 2022	3.9270	+	474,399
	Share options	May 10, 2013	May 9, 2023	5.3163	+	362,610
	Share options	March 28, 2014	March 27, 2024	5.3163	+	320,343
	Share options	March 30, 2015	March 29, 2025	5.3163	+	690,291
	Share options	March 18, 2016	March 17, 2026	5.3163	+	1,302,840
	Share options	March 31, 2017	March 30, 2027	6.18		1,470,000
	Restricted shares	March 30, 2015	N/A	7.24		345,144
	Restricted shares	March 18, 2016	N/A	5.7567		434,280
	Restricted shares	March 31, 2017	N/A	6.18		631,470
				Total		11,131,707

+ With effect from March 18, 2016, the exercise price of all outstanding share options awarded in 2013, 2014 and 2015 under the 2011 Share Incentive Plan were reduced and the vesting schedule of such outstanding share options was extended. In addition, on February 10, 2017, we reduced the exercise price of all outstanding and unexercised options granted prior to January 19, 2017 by approximately US$0.4404 per share (equivalent to approximately US$1.3212 per ADS) as a result of our declaration of special dividends in January 2017. Further on March 31, 2017, we reduced the exercise price of certain share options outstanding as of such date by approximately US$0.3293 per share (equivalent to approximately US$0.988 per ADS) reflecting prior special dividends. The adjustments to the option exercise prices in 2017 were made as required by our 2006 Share Incentive Plan and 2011 Share Incentive Plan.

None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.

Share Incentive Plans

We adopted the 2006 Share Incentive Plan, 2011 Share Incentive Plan and MCP Share Incentive Plan. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan. As of December 31, 2016, all share options and restricted shares granted under the 2006 Share Incentive Plan had vested.

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments and the subsequent cancellation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the Listing Rules automatically lapse to the extent the requirements under the Listing Rules are no longer applicable to us. The maximum aggregate number of shares which may be issued pursuant to all awards is 100,000,000 shares and the plan will expire ten years from December 7, 2011. As of December 31, 2016, we have granted (i) share options to subscribe for a total of 12,186,825 shares and (ii) restricted shares in respect of a total of 7,339,713 shares, pursuant to the 2011 Share Incentive Plan. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

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

Term of Awards. The term of each award shall be stated in the award agreement. If the participant ceases to be eligible for any reason, the validity of the award shall depend on the terms and conditions of the award agreement. An option will lapse automatically and may not be exercised upon the first to occur of the following events: (a) ten years from the date of the grant, unless an earlier time is set out in the award agreement; (b) three months after termination of service, subject to certain exceptions; (c) one year after the date of termination of service on account of disability or death; (d) the date on which the participant ceases to be eligible by reason of termination of relationship with us and/or any of our subsidiaries on grounds that such participant has been guilty of serious misconduct or convicted of any criminal offense involving integrity or honesty; and (e) date on which our compensation committee cancels the option.

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

Amendment and Termination. With the approval of the Board, our compensation committee may terminate, amend or modify the 2011 Share Incentive Plan, except certain amendments requiring the approval of our shareholders and/or the shareholders of Melco International pursuant to the applicable law. Except amendments made pursuant to the above, no termination, amendment or modification of the plan shall adversely affect in any material way any award previously granted under the plan or any previous plans, without the prior written consent of the participant.

The 2011 Share Incentive Plan will expire ten years after December 7, 2011, the date on which it became effective. No awards may be granted pursuant to the 2011 Share Incentive Plan after that time.

Vesting Schedule. In general, our compensation committee determined, or the award agreement would specify, the vesting schedule.

MCP Share Incentive Plan

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MCP adopted the MCP Share Incentive Plan to promote the success and enhance the value of MCP. The MCP Share Incentive Plan, with amendments, was approved by our shareholders and by MCP shareholders on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013, which is the effective date of the MCP Share Incentive Plan. The MCP Share Incentive Plan was amended by our shareholders at the annual general meeting held on May 20, 2015 and by MCP shareholders at the annual stockholders meeting held on May 18, 2015. It was further amended by MCP shareholders at the special stockholder’s meeting on December 5, 2016 to include provisions relating to share option schemes required by the Listing Rules following the consolidation of the financial results of our Company in the financial statements of Melco International. The amended MCP Share Incentive was approved by the Philippine Securities and Exchange Commission on March 15, 2017 and thus became effective on such date. The MCP Share Incentive Plan will expire ten years from June 24, 2013. The maximum aggregate number of MCP Shares which may be issued pursuant to all awards under the MCP Share Incentive Plan is 442,630,330, subject to compliance with the Securities Regulation Code of the Philippines, as amended, and the rules and regulations promulgated thereunder (“Securities Law”). The overall limit on the number of MCP Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the MCP Share Incentive Plan and any other share incentive plans of MCP must not exceed 5% of the MCP Shares in issue from time to time.

Persons eligible to participate in the plan include directors, employees and consultants of MCP, its subsidiaries and the Parent for the purposes of the MCP Share Incentive Plan.

The compensation committee of MCP board may determine the exercise price, or purchase price, if any, of any award. There is no requirement under the Philippine law governing the determination of the option exercise price, except that option exercise price shall not be below the par value of the shares. The compensation committee of MCP board, in its absolute and sole discretion, may reduce the exercise price amount set forth in any award agreement after grant, but in any event shall be in compliance with the Philippine Securities Regulation Code and its implementing rules and regulations. If MCP grants an incentive share option award to an employee who, at the time of that grant, owns MCP Shares representing more than 10% of the voting power of all classes of MCP Shares, the exercise price may not be less than 110% of the fair market value of MCP Shares on the date of that grant.

An option may not be exercised after ten years from the date of the grant and other timing limits may apply to such exercise.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of April 10, 2017 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	757,229,043	51.3
Crown Asia Investments (4)	165,303,544	11.2
Harris Associates L.P. (5)	92,458,506	6.3
OppenheimerFunds, Inc. (6)	81,278,448	5.5

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities. Melco International and Crown continue to have a shareholders’ agreement relating to certain aspects of the voting of our ordinary shares held by them, and may accordingly constitute a “group” within the meaning of Rule 13d-3. See “B. Related Party Transactions — Amendment of Shareholders’ Deed.” However, Melco International and Crown each disclaim beneficial ownership of the shares of our Company owned by the other.
(2)	The address of Melco International and Melco Leisure is c/o The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.
(3)	Represents 757,229,043 ordinary shares beneficially owned by Mr. Lawrence Ho through Melco Leisure as of April 10, 2017 and consists of (i) 675,233,244 ordinary shares held by Melco Leisure and (ii) 81,995,799 ordinary shares (representing 27,331,933 ADSs) loaned by Melco Leisure under the Securities Loans. As of April 10, 2017, Mr. Lawrence Yau Lung Ho, our chairman, chief executive officer and executive director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 34,939,132 ordinary shares of Melco International, representing approximately 2.26% of Melco International’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco International are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco International are held by The L3G Capital Trust and 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc., representing approximately 7.72%, 19.07%, 3.29%, 0.47% and 0.10% of Melco International’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 306,382,187 ordinary shares of Melco International, representing 19.84% of Melco International’s shares. Therefore, we believe that Mr. Ho beneficially owns an aggregate of 814,842,396 ordinary shares of Melco International, representing approximately 52.75% of Melco International’s ordinary shares outstanding. Melco Leisure is a direct wholly-owned subsidiary of Melco International.
(4)

Includes 81,995,799 ordinary shares held by Crown Asia Investments as of April 10, 2017, which is the number of ordinary shares equal to the number of ADSs loaned by Melco Leisure under the Securities Loans. In connection with the cash-settled swap transactions entered into by Crown Asia Investments in December 2016, Crown Asia Investments and Crown have agreed to retain legal and beneficial ownership of a number of ordinary shares equal to the number of ordinary shares represented by the ADSs loaned by Melco Leisure under the Securities Loans from time to time and to vote such ordinary shares in a manner identical to Melco International. Excluding the 81,995,799 ordinary shares, the ordinary shares held by Crown Asia Investments would amount to 83,307,745, representing 5.6% of our outstanding shares as of April 10, 2017. The address of Crown, Crown Entertainment Group Holdings and Crown Asia Investments is Level 3, Crown Towers, 8 Whiteman Street, Southbank, Victoria 3006, Australia. Crown is listed on the Australian Stock Exchange. As of April 10, 2017, Crown was approximately 48.2% owned by Consolidated Press Holdings Pty Limited and its related corporations, which is a group related to Mr. James

Packer. Crown Asia Investments is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings and Crown CCR Group Holdings One Pty Ltd. Crown CCR Group Holdings One Pty Ltd is a direct wholly-owned subsidiary of Crown Entertainment Group Holdings which is a wholly-owned subsidiary of Crown.
(5)	Reflects 92,458,506 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2016 and is based on the information contained in the Schedule 13G filed by Harris Associates L.P. and Harris Associates Inc. with the SEC on March 15, 2017. The address for each of Harris Associates L.P. and Harris Associates Inc. is 111 S. Wacker Drive, Suite 4600, Chicago IL 60606.
(6)	Includes 81,278,448 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2016 and is based on the information contained in the Schedule 13G filed by OppenheimerFunds, Inc. with the SEC on February 7, 2017. The address for OppenheimerFunds, Inc. is 225 Liberty Street New York, NY 10281.

In May 2016, we repurchased 155 million ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million. Following completion of the repurchase and cancellation of such shares, Melco International became our single largest shareholder. In December 2016, Crown Asia Investments sold 40,925,499 ordinary shares of our Company in an underwritten offering and, concurrently, entered into cash-settled swap transactions relating to a fixed number of our ordinary shares. In February 2017, the Melco Acquisition closed, upon which Melco International became our majority shareholder. In connection with a credit facility entered into by, among others, Melco International in relation to the Melco Acquisition, Melco Leisure has pledged 444,049,734 ordinary shares of our Company held by it.

As of December 31, 2016, a total of 1,475,924,523 ordinary shares were outstanding, of which 634,386,857 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2016, 2015 and 2014, see note 23 to the consolidated financial statements included elsewhere in this annual report.

Crown Asia Investments Share Repurchase

In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million. Following completion of the repurchase and cancellation of such shares, Melco International became our single largest shareholder.

Amendment of Shareholders’ Deed

In connection with the acquisition of the gaming businesses and investments of PBL by Crown, we, Melco Leisure and Crown Asia Investments entered into a shareholders’ deed in December 2007. In December 2016, the shareholders’ deed was subsequently amended and restated in connection with the Melco Acquisition. The amended and restated shareholders’ deed includes the following principal terms:

Parties. Melco International, Melco Leisure, Crown, Crown Asia Investments and our Company.

Directors. Melco Leisure may nominate up to four directors and Crown Asia Investments may nominate up to one director and Melco Leisure and Crown Asia Investments shall each vote in favor of the directors nominated by the other and will not vote to remove directors nominated by the other unless agreed. Melco Leisure and Crown Asia Investments shall exercise their respective rights and powers in relation to our Company and the directors nominated by them so that the number of directors appointed to our board shall not be more than nine. Melco Leisure may recommend up to four independent non-executive directors for appointment to our board of directors and may recommend for removal any independent non-executive director recommended by it and Crown Asia Investments shall vote, and shall exercise its rights and powers in relation to our Company and the director nominated by it to vote, in favor of such appointment or removal.

Chairman of our board of directors. The chairman of our board of directors shall be one of the directors nominated by Melco Leisure and Crown Asia Investments shall vote, and shall exercise its rights and powers in relation to our Company and the director nominated by it to vote, in favor of such appointment. The chairman shall have a second casting vote in the event of an equality of votes at any board meeting.

Disposal and voting of ordinary shares. Crown Asia Investments and Crown have agreed to retain legal and beneficial ownership of a number of ordinary shares equal to the number of ordinary shares represented by the ADSs borrowed under the Securities Loans from time to time and to vote such ordinary shares in a manner identical to Melco International.

Use of Crown name and Crown intellectual property. We and each of our affiliates must cease to use “Crown” in our respective corporate names by no later than six months from the closing of the Melco Acquisition. In addition, our right to use the “Crown” trademarks licensed to us will cease approximately 12 months from the date on which Crown serves a notice of termination of such right after the closing of the Melco Acquisition.

Term. Certain rights and obligations of the parties to the amended and restated shareholders’ deed will cease and terminate upon the aggregate shareholding beneficially owned by Crown Asia Investments and its affiliates being less than 10% of our total number of issued shares, including the right of Crown Asia Investments to nominate one director to our board of directors.

Amendment of Registration Rights Agreement

In connection with the amended and restated shareholders’ deed relating to our Company, the registration rights agreement between our Company, Melco International and Crown Asia Investments, among others, was amended to, among other things, provide for demand registration rights to designated holders holding at least 10% of our outstanding shares if we cease to be eligible to register our registrable securities (as defined therein) on Form F-3 or Form S-3, obligate us to use our reasonable best efforts to keep our shelf registration statement on Form F-3 (File No. 333-215100) effective so long as any designated holder is an affiliate and for 90 days after a designated holder ceases to be an affiliate and to join Melco International and Crown as parties to the registration rights agreement.

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

In August 2014, we received an indictment from the Taipei District Prosecutor’s Office against the Taiwan branch office of one of our subsidiaries and certain of its employees for alleged violations of certain Taiwan banking and foreign exchange laws. In January 2013, the same Prosecutor’s Office froze one of such Taiwan branch office’s deposit accounts, which had a balance of approximately New Taiwan dollar 2.98 billion (equivalent to approximately US$102.2 million) at the time the account was frozen, in connection with the investigation related to this indictment. In October 2015, the Taipei District Court rendered a not guilty verdict in favor of the defendants, on all charges alleging violation of Taiwan banking and foreign exchange laws. The Taipei District Court also lifted the freeze order over such deposit account in October 2015. Such deposit was released from restricted cash in our financial statements upon lifting of the freeze order. In October 2015, the prosecutor appealed the Taipei District Court’s not guilty judgment. In mid-June 2016, the Taiwan High Court dismissed the prosecutor’s appeal, affirmed the not guilty verdict in favor of the Taiwan branch office and its employees. Following the Taiwan High Court’s decision, the prosecutor has not filed a further appeal, and we understand that the deadline for such appeal has since lapsed under the relevant local statute.

Dividend Policy

In January 2017, our board amended our quarterly dividend policy to one targeting a quarterly cash dividend of US$0.03 per ordinary share, subject to our capacity to pay from accumulated and future earnings, cash availability and future commitments. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.

On March 16, 2016, we paid a special dividend of US$0.2146 per ordinary share to our shareholders. On May 31, 2016, August 31, 2016 and November 30, 2016, we paid quarterly dividend of US$0.0073 per ordinary share, US$0.0063 per ordinary share, and US$0.0126 per ordinary share, respectively, to our shareholders. On January 12, 2017, our board declared a special dividend of US$0.4404 per ordinary share which was paid to our shareholders in the first quarter of 2017. On February 16, 2017, our board declared a quarterly dividend of US$0.03 per ordinary share which was paid to our shareholders in March 2017.

Our board retains complete discretion on whether to pay dividends. Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board may deem relevant. Dividends will be declared and paid in Hong Kong dollar for holders of ordinary shares and U.S. dollar for holders of our ADSs.

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

Our 2015 Credit Facilities, the 2013 Senior Notes, Studio City Notes, 2021 Studio City Senior Secured Credit Facility and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future.”

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

ITEM 9. THE OFFER AND LISTING

A. OFFERING AND LISTING DETAILS

Our ADSs, each representing three ordinary shares, have been listed on Nasdaq under the symbol “MPEL” from December 19, 2006 to April 5, 2017 and under the symbol “MLCO” since April 6, 2017. Our ordinary shares were listed on the HKSE and began trading under the stock code “6883” on December 7, 2011 and were delisted from the HKSE on July 3, 2015.

The following table provides the high and low trading prices for our ADSs on Nasdaq and for our ordinary shares on the HKSE for the periods indicated as follows:

	Nasdaq		HKSE
	High	Low	High	Low
	(in US$)		(in HK$)
Monthly High and Low
April 2017 (through April 10)	19.94	18.78	—	—
March 2017	19.32	16.36	—	—
February 2017	18.27	16.00	—	—
January 2017	18.17	15.70	—	—
December 2016	19.75	14.89	—	—
November 2016	20.00	16.61	—	—
October 2016	17.58	14.99	—	—
Quarterly High and Low
First Quarter 2017	19.32	15.70	—	—
Fourth Quarter 2016	20.00	14.89	—	—
Third Quarter 2016	16.45	11.91	—	—
Second Quarter 2016	17.12	11.99	—	—
First Quarter 2016	18.00	12.05	—	—
Fourth Quarter 2015	20.23	13.37	—	—
Third Quarter 2015 (1)	24.00	12.80	46.65	46.65
Second Quarter 2015	25.12	17.82	64.70	45.40
First Quarter 2015	28.17	20.40	71.50	53.65
Annual High and Low
2016	20.00	11.91	—	—
2015 (1)	28.17	12.80	71.50	45.40
2014	45.70	21.04	126.80	55.75
2013	39.42	17.32	102.50	42.40
2012	16.98	9.13	43.20	24.25

(1)	The trading prices for our ordinary shares on the HKSE are for the period up to July 3, 2015.

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

Our ADSs, each representing three ordinary shares, have been listed on Nasdaq under the symbol “MPEL” from December 19, 2006 to April 5, 2017 and under the symbol “MLCO” since April 6, 2017. Our ordinary shares were listed on the HKSE under the stock code “6883” from December 7, 2011 until July 3, 2015. On January 2, 2015, we applied for a voluntary withdrawal of listing of our ordinary shares on the Main Board of the HKSE, which was approved by our shareholders on March 25, 2015. The voluntary withdrawal of listing of our ordinary shares on HKSE took effect on July 3, 2015, following which our shares are only traded on the Nasdaq Global Select Market in the form of ADSs.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

General

All of our outstanding ordinary shares are fully paid and non-assessable. Some of the ordinary shares are issued in registered form only with no share certificates. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our articles of association.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10% of the paid up voting share capital of our company.

A quorum required for a meeting of shareholders consists of one or more shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of not less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as changing our name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our memorandum and articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates, and such other evidence as our board may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required; or

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four.

If our directors refuse to register a transfer they must, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board may from time to time determine, provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as the directors may determine.

Prohibitions on the Receipt of Dividends, the Exercise of Voting or Other Rights or the Receipt of Other Remuneration

Our memorandum and articles of association prohibit anyone who is an unsuitable person or an affiliate of an unsuitable person from:

•	receiving dividends or interest with regard to our shares;

•	exercising voting or other rights conferred by our shares; and

•	receiving any remuneration in any form from us or an affiliated company for services rendered or otherwise.

Such unsuitable person or its affiliate must sell all of the shares, or allow us to redeem or repurchase the shares on such terms and manner as the directors may determine and agree with the shareholders, within such period of time as specified by a gaming authority.

These prohibitions commence on the date that a gaming authority serves notice of a determination of unsuitability or our board determines that a person or its affiliate is unsuitable and continue until the securities are owned or controlled by persons found suitable by a gaming authority or our board, as applicable, to own them. An “unsuitable person” is any person who is determined by a gaming authority to be unsuitable to own or control any of our shares or who causes us or any affiliated company to lose or to be threatened with the loss of any gaming license, or who, in the sole discretion of our board, is deemed likely to jeopardize our or any of our affiliates’ application for, receipt of approval for right to the use of, or entitlement to, any gaming license.

The terms “affiliated companies,” “gaming authority” and “person” have the meanings set forth in our articles of association.

Redemption of Securities Owned or Controlled by an Unsuitable Person or an Affiliate

Our memorandum and articles of association provide that shares owned or controlled by an unsuitable person or an affiliate of an unsuitable person are redeemable by us, out of funds legally available for that redemption, by appropriate action of our board to the extent required by the gaming authorities making the determination of unsuitability or to the extent deemed necessary or advisable by our board having regard to relevant gaming laws. From and after the redemption date, the securities will not be considered outstanding and all rights of the unsuitable person or affiliate will cease, other than the right to receive the redemption price and the right to receive any dividends declared prior to any receipt of any written notice from a gaming authority declaring the suitable person to be an unsuitable person but not yet paid. The redemption price will be the price, if any, required to be paid by the gaming authority making the finding of unsuitability or, if the gaming authority does not require a price to be paid, the sum deemed to be the fair value of the securities by our board. The price for the shares will not exceed the closing price per share of the shares on the principal national securities exchange on which the shares are then listed on the trading date on the day before the redemption notice is given. If the shares are not then listed, the redemption price will not exceed the closing sales price of the shares as quoted on an automated quotation system, or if the closing price is not then reported, the mean between the bid and asked prices, as quoted by any other generally recognized reporting system. Our right of redemption is not exclusive of any other rights that we may have or later acquire under any agreement, its bylaws or otherwise. The redemption price may be paid in cash, by promissory note, or both, as required by the applicable gaming authority and, if not, as we elect.

Our memorandum and articles of association require any unsuitable person and any affiliate of an unsuitable person to indemnify us and our affiliated companies for any and all losses, costs and expenses, including attorneys’ fees, incurred by us and our subsidiaries as a result of the unsuitable person’s or affiliate’s ownership or control of shares, the neglect, refusal or other failure to comply with the provisions of our memorandum and articles of association relating to unsuitable persons, or failure to promptly divest itself of any shares in us.

Variations of Rights of Shares

All or any of the rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied or abrogated either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution may prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Accounts and Audit

No shareholder (other than a director) has any right to inspect any of our accounting record or book or document except as conferred by law or authorized by our board or our company by ordinary resolution of the shareholders.

Subject to compliance with all applicable laws, we may send to every person entitled to receive notices of our general meetings under the provisions of the articles of association a summary financial statement derived from our annual accounts and our board’s report.

Auditors shall be appointed and the terms and tenure of such appointment and their duties at all times regulated in accordance with the provisions of the articles of association. The remuneration of the auditors shall be fixed by our board.

Our financial statements shall be audited by the auditor in accordance with generally accepted auditing standards. The auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the auditor shall be submitted to the shareholders in general meeting. The generally accepted auditing standards referred to herein may be those of a country or jurisdiction other than the Cayman Islands. If so, the financial statements and the report of the auditor should disclose this fact and name such country or jurisdiction.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Law;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue bearer shares or shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their stockholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their stockholders.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes:

•	a “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company; and

•	a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by:

•	a special resolution of the shareholders of each constituent company; and

•	such other authorization, if any, as may be specified in such constituent company’s articles of association.

The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of not less than 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting stockholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

Derivative actions have been brought in the Cayman Islands courts. In most cases, the company will be the proper plaintiff in any claim based on a breach of duty owed to it, and a claim against (for example) the company’s officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against the company where the individual rights of that shareholder have been infringed or are about to be infringed.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its stockholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to stockholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its stockholders take precedence over any interest possessed by a director, officer or controlling stockholder and not shared by the stockholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may eliminate the right of stockholders to act by written consent. Our memorandum and articles of association allow shareholders to act by written resolutions.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director.

As permitted under Cayman Islands law, our memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our memorandum and articles of association, directors can be removed by special resolution of the shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested stockholder” for three years following the date on which such person becomes an interested stockholder. An interested stockholder generally is one which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all stockholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested stockholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company, for a proper corporate purpose and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by stockholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under our memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets with the sanction of an ordinary resolution of the shareholders and any other sanction required by law.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the unanimous consent in writing of the holders of the issued shares of the relevant class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of such class by a majority of two-thirds of the votes cast at such a meeting.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Our memorandum and articles of association may be amended by a special resolution of shareholders.

Inspection of Books and Records

Under the Delaware General Corporation Law, any stockholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of stockholders and other books and records.

Holders of our shares have no general right under Cayman Islands law to inspect or obtain copies of our register of members or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions in our Memorandum and Articles of Association

Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially adversely affected.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

C. MATERIAL CONTRACTS

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. EXCHANGE CONTROLS

With regard to our operations in Macau, no foreign exchange controls exist in Macau and Hong Kong and there is a free flow of capital into and out of Macau and Hong Kong. There are no restrictions on remittances of H.K. dollar or any other currency from Macau and Hong Kong to persons not resident in Macau and Hong Kong for the purpose of paying dividends or otherwise.

With regard to our operations in the Philippines, the Philippines has been liberalizing foreign exchange controls in the country, and has adopted a floating exchange rate regime. In any event, Philippine peso still fluctuated against H.K. dollar and U.S. dollar from time to time. Although there are no restrictions or limits on the amounts of Philippine peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of Philippine peso in excess of PHP10,000 must be with prior authorization of BSP, while foreign currency in excess of USD10,000 or its equivalent must be declared to the Bureau of Customs Desk in the airport upon arrival or before departure, as the case may be.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2016. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Nasdaq Stock Market Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. In addition, we intend to post our annual report on our website www.melco-resorts.com. Nasdaq Stock Market Rule 5255(c) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to deliver annual reports to our shareholders prior to an annual general meeting.

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

As of December 31, 2016, we are subject to fluctuations in HIBOR and LIBOR as a result of our 2015 Credit Facilities, Aircraft Term Loan and 2021 Studio City Senior Secured Credit Facility. During the year ended December 31, 2016, we entered into interest rate swap agreements in connection with portion of our drawdown under our Studio City Project Facility in accordance with our lenders’ requirements at such time under the Studio City Project Facility; all the interest rate swap agreements had expired following the full repayment of the outstanding Studio City Project Facility.

As of December 31, 2016, approximately 87% of our total indebtedness was based on fixed rates. Based on our December 31, 2016 indebtedness level, an assumed 100 basis point change in HIBOR and LIBOR would cause our annual interest cost to change by approximately US$5.0 million.

To the extent that we effect hedging in respect of our credit facilities, the counterparties to such hedging will also benefit from the security and guarantees we provide to the lenders under such credit facilities, which could increase our aggregate secured indebtedness. We do not intend to engage in transactions in derivatives or other financial instruments for trading or speculative purposes and we expect the provisions of our existing and any future credit facilities to restrict or prohibit the use of derivatives and financial instruments for purposes other than hedging.

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. In addition, a significant portion of our indebtedness, including the 2013 Senior Notes and the Studio City Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar. We also have a certain portion of our assets and liabilities, including the Philippine Notes, denominated in Philippine peso.

The value of the H.K. dollar, Pataca and Philippine peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, Pataca or Philippine peso to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2016, in addition to H.K. dollar, Pataca and Philippine peso, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2016. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2016.

Major currencies in which our cash and bank balances (including bank deposits with original maturities over three months and restricted cash) held as of December 31, 2016 were U.S. dollar, H.K. dollar, New Taiwan dollar, Philippine peso and Pataca. Based on the cash and bank balances as of December 31, 2016, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$17.0 million for the year ended December 31, 2016.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2016, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$7.8 million for the year ended December 31, 2016.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. DEBT SECURITIES

Not applicable.

B. WARRANTS AND RIGHTS

Not applicable.

C. OTHER SECURITIES

Not applicable.

D. AMERICAN DEPOSITARY SHARES

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

Depositary fees payable upon the issuance and cancelation of ADSs are generally paid to the depositary by the brokers receiving the newly issued ADSs from the depositary and by the brokers delivering the ADSs to the depositary for cancelation. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary service fee are charged by the depositary to the holders of record of ADSs as of the applicable ADS record date.

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

Fees and Other Payments Made by the Depositary to Us

In 2016, we received approximately US$2.3 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2016. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013) (“2013 framework”).

Based on this assessment, management concluded that, as of December 31, 2016, our Company’s internal control over financial reporting is effective based on this 2013 framework.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2016, has been audited by Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Mr. Alec Yiu Wa Tsui qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit and risk committee satisfies the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3 under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on March 29, 2017. We have posted our current code of business conduct and ethics on our website at www.melco-resorts.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our principal external auditor, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2016	2015
	(In thousands of US$)
Audit fees (1)	$870	$1,443
Tax fees (2)	55	53
All other fees (3)	120	—

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.
(2)	“Tax fees” include fees billed for tax consultations.
(3)	“All other fees” include the aggregate fees billed in respect of the review of certain documents associated with the issuance of the 2016 Studio City Notes in November 2016.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit and risk committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our repurchases made in the fiscal year ended December 31, 2016.

Period	Total Number of ADSs Purchased		Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of Publicly Announced Program (1)	Maximum Dollar Value of ADSs that May Yet be Purchased Under Publicly Announced Program (1)
			(US$)		(US$)
January 2016	—		—	—	500,000,000
February 2016	—		—	—	500,000,000
March 2016	—		—	—	500,000,000
April 2016	—		—	—	500,000,000
May 2016	51,666,666	(2)	15.50	—	500,000,000
June 2016	—		—	—	—
July 2016	—		—	—	—
August 2016	—		—	—	—
September 2016	—		—	—	—
October 2016	—		—	—	—
November 2016	—		—	—	—
December 2016	—		—	—	—

Total	51,666,666		15.50	—	—

Notes:

(1)	On May 20, 2015, we announced that our board authorized a program to repurchase up to an aggregate of US$500 million of shares of our outstanding common stock in the open market until the expiry of our current share repurchase mandate granted to our board upon conclusion of the 2016 annual general meeting or the revocation or variation of such mandate by our shareholders. The timing and amount of the repurchase transactions is determined by management and may depend on a variety of factors, including market conditions and other considerations. The program does not obligate us to acquire any amount of our ordinary shares and the program may be modified or discontinued at any time without prior notice. We did not carry out share repurchases under this plan in 2016.

(2)	In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million, representing a per share price of US$5.1667 (equivalent to approximately US$15.50 per ADS).

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For example, Nasdaq Stock Market Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board.

In addition, Nasdaq Stock Market Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. We intend to post our annual report on our website www.melco-resorts.com.

Lastly, Nasdaq Stock Market Rule 5635(d) requires each issuer to obtain shareholder approval for the issuance of securities in connection with a transaction other than a public offering involving certain issuances of ordinary shares in amounts equaling 20% or more of such issuer’s ordinary shares there outstanding. Walkers, our Cayman Islands counsel, has provided letters to Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to: (i) have a majority of independent directors serving on our board; (ii) deliver annual reports to our shareholders prior to an annual general meeting; or (iii) obtain shareholders’ approval prior to any issuance of our ordinary shares. The foregoing is subject to our memorandum and articles of association, as amended and restated from time to time.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Melco Resorts & Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1*	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco International and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.7	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.8	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.9	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.11	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.12	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Indenture, dated February 7, 2013, among MCE Finance Limited, certain subsidiaries of MCE Finance Limited from time to time parties thereto and Deutsche Bank Trust Company Americas as trustee, principal paying agent, registrar and transfer agent (incorporated by reference to Exhibit 2.17 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.15	Notes Facility and Security Agreement, dated December 19, 2013, among MCE Leisure Philippines as issuer of the Philippine Notes, MCP and certain of its subsidiaries from time to time as guarantors and pledgers thereto, various financial institutions as holders of the Philippine Notes, Australia and New Zealand Banking Group Limited and Deutsche Bank AG, Manila Branch as joint lead managers and Philippine National Bank — Trust Banking Group as facility agent, registrar, paying agent and security trustee (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.16	Guaranty, dated January 21, 2014 by our Company in favor of Philippine National Bank — Trust Banking Group as facility agent on behalf of itself and the holders of Philippine Notes (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.17	Loan Agreement dated December 23, 2013, among MCE (Philippines) Investments Limited as lender, MCE Leisure Philippines as borrower and MCP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$ 340 million (incorporated by reference to Exhibit 2.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.18	Amended and Restated Shareholders’ Deed, dated December 14, 2016, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

Exhibit Number	Description of Document

2.19*	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017

2.20	Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.2 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.21	Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.3 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.22	Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.4 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.23	Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.5 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.24	Intercreditor Agreement among Studio City Company Limited, the guarantors of the 5.875% Senior Secured Notes due 2019 and 7.250% Senior Secured Notes due 2021, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 99.6 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.25	First Supplemental Indenture dated July 22, 2016 relating to MCE Finance Limited’s 5.00% Senior Notes due 2021 (incorporated by reference to Exhibit 99.9 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.5	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.6	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotel and Resorts (Macau) Limited (now known as COD Resorts Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001- 33178), as amended, initially filed with the SEC on March 30, 2007)

4.8	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited (now known as COD Resorts Limited) and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.10	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming Limited (now known as Melco Crown Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.11	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Hotel and Resorts (Macau) Limited (now known as COD Resorts Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.12	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., (now known as COD Resorts Limited) and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.13	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.14	Trade Mark License dated November 30, 2006 between Crown Limited (now known as Crown Resorts Limited) and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.15	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.16	Implementation Agreement, dated June 15, 2011, among the Company, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.17	Amendment No. 1 the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, the Company and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.18	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Holdings No. 2 (Philippines) Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.19	Contract of Lease, dated October 25, 2012, between Belle Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.20	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., MCE Leisure (Philippines) Corporation, MCE Holdings (Philippines) Corporation, MCE Holdings No. 2 (Philippines) Corporation, MPEL Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.21	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MCE Holdings No. 2 (Philippines) Corporation, MCE Holdings (Philippines) Corporation and MCE Leisure (Philippines) Corporation (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.22	Amendment No. 2 to the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated May 17, 2013, among MCE Cotai Investments Limited, New Cotai, LLC, the Company and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.23	Amendment No. 3 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated June 3, 2014 among MCE Cotai Investments Limited, New Cotai, LLC, the Company and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.43 from our annual report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-33178), filed with the SEC on April 15, 2015)

Exhibit Number	Description of Document

4.24	Amendment No. 4 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated July 21, 2014, among MCE Cotai Investments Limited, New Cotai, LLC, the Company and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2014 (File No. 001-33178), filed with the SEC on April 15, 2015)

4.25*	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 4, 2016

4.26	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Crown Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.27	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.28	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.29	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.30	Share Repurchase Agreement dated May 4, 2016 between the Registrant and Crown Asia Investments Pty Ltd. (incorporated by reference to Exhibit 99.8 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.31	Purchase Agreement among Studio City Company Limited, as issuer, Studio City Investments Limited as parent guarantor, and subsidiary guarantors as specified therein regarding the 5.875% Senior Secured Notes due 2019 and the 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.10 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.32	Underwriting Agreement, dated December 15, 2016, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters and the dealers named therein (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

15.2*	Consent of Deloitte Touche Tohmatsu

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: April 11, 2017	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited):

We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 11, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited):

We have audited the internal control over financial reporting of Melco Resorts & Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financing Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated April 11, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 11, 2017

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2016	2015
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,702,310	$1,611,026
Bank deposits with original maturities over three months	210,840	724,736
Restricted cash	39,152	317,118
Accounts receivable, net	225,438	271,627
Amounts due from affiliated companies	1,103	1,175
Deferred tax assets	—	19
Inventories	32,600	33,074
Prepaid expenses and other current assets	68,111	61,386

Total current assets	2,279,554	3,020,161

PROPERTY AND EQUIPMENT, NET	5,655,823	5,760,229
GAMING SUBCONCESSION, NET	313,320	370,557
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	194,911	192,012
RESTRICTED CASH	130	—
DEFERRED TAX ASSETS	152	83
LAND USE RIGHTS, NET	810,316	833,132

TOTAL ASSETS	$9,340,341	$10,262,309

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$17,434	$15,588
Accrued expenses and other current liabilities	1,369,943	1,056,850
Income tax payable	7,422	3,487
Capital lease obligations, due within one year	30,730	29,792
Current portion of long-term debt, net	50,583	102,836
Amounts due to affiliated companies	3,028	2,464

Total current liabilities	1,479,140	1,211,017

LONG-TERM DEBT, NET	3,669,692	3,712,396
OTHER LONG-TERM LIABILITIES	49,287	80,962
DEFERRED TAX LIABILITIES	56,451	55,598
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	262,357	270,477
COMMITMENTS AND CONTINGENCIES (Note 22)

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2016	2015
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,475,924,523 and 1,630,924,523 shares issued; 1,465,100,753 and 1,617,989,293 shares outstanding, respectively	$14,759	$16,309
Treasury shares, at cost; 10,823,770 and 12,935,230 shares, respectively	(108)	(275)
Additional paid-in capital	2,783,062	3,075,459
Accumulated other comprehensive losses	(24,768)	(21,934)
Retained earnings	570,925	1,270,074

Total Melco Resorts & Entertainment Limited shareholders’ equity	3,343,870	4,339,633
Noncontrolling interests	479,544	592,226

Total equity	3,823,414	4,931,859

TOTAL LIABILITIES AND EQUITY	$9,340,341	$10,262,309

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2016	2015	2014
OPERATING REVENUES
Casino	$4,176,667	$3,767,291	$4,654,184
Rooms	265,289	199,727	136,427
Food and beverage	177,515	126,848	84,895
Entertainment, retail and others	197,011	117,543	108,417

Gross revenues	4,816,482	4,211,409	4,983,923
Less: promotional allowances	(297,086)	(236,609)	(181,614)

Net revenues	4,519,396	3,974,800	4,802,309

OPERATING COSTS AND EXPENSES
Casino	(2,904,922)	(2,654,760)	(3,246,404)
Rooms	(33,218)	(23,419)	(12,669)
Food and beverage	(65,781)	(43,295)	(23,513)
Entertainment, retail and others	(109,817)	(77,506)	(62,073)
General and administrative	(446,591)	(383,874)	(311,696)
Payments to the Philippine Parties	(34,403)	(16,547)	(870)
Pre-opening costs	(3,883)	(168,172)	(93,970)
Development costs	(95)	(110)	(10,734)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(22,816)	(54,056)	(64,471)
Depreciation and amortization	(472,219)	(359,341)	(246,686)
Property charges and others	(5,298)	(38,068)	(8,698)
Gain on disposal of assets held for sale	—	—	22,072

Total operating costs and expenses	(4,156,280)	(3,876,385)	(4,116,949)

OPERATING INCOME	363,116	98,415	685,360

NON-OPERATING INCOME (EXPENSES)
Interest income	5,951	13,900	20,025
Interest expenses, net of capitalized interest	(223,567)	(118,330)	(124,090)
Amortization of deferred financing costs	(48,345)	(38,511)	(28,055)
Loan commitment and other finance fees	(7,451)	(7,328)	(18,976)
Foreign exchange gains (losses), net	7,356	(2,156)	(6,155)
Other income, net	3,572	2,317	2,313
Loss on extinguishment of debt	(17,435)	(481)	—
Costs associated with debt modification	(8,101)	(7,603)	—

Total non-operating expenses, net	(288,020)	(158,192)	(154,938)

INCOME (LOSS) BEFORE INCOME TAX	75,096	(59,777)	530,422
INCOME TAX EXPENSE	(8,178)	(1,031)	(3,036)

NET INCOME (LOSS)	66,918	(60,808)	527,386

NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	108,988	166,555	80,894

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$175,906	$105,747	$608,280

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2016	2015	2014
NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.116	$0.065	$0.369

Diluted	$0.115	$0.065	$0.366

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,516,714,277	1,617,263,041	1,647,571,547

Diluted	1,525,284,272	1,627,108,770	1,660,503,130

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015	2014
Net income (loss)	$66,918	$(60,808)	$527,386
Other comprehensive (loss) income:
Foreign currency translation adjustment	(5,803)	(9,376)	(2,468)
Change in fair value of interest rate swap agreements	61	(42)	(19)

Other comprehensive loss	(5,742)	(9,418)	(2,487)

Total comprehensive income (loss)	61,176	(70,226)	524,899
Comprehensive loss attributable to noncontrolling interests	111,896	171,188	81,824

Comprehensive income attributable to Melco Resorts & Entertainment Limited	$173,072	$100,962	$606,723

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ Equity
					Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings	Noncontrolling Interests	Total Equity
	Ordinary Shares		Treasury Shares
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2014	1,666,633,448	$16,667	(16,222,246)	$(5,960)	$3,479,399	$(15,592)	$772,156	$678,312	$4,924,982
Net income for the year	—	—	—	—	—	—	608,280	(80,894)	527,386
Capital contribution from noncontrolling interests	—	—	—	—	—	—	—	92,000	92,000
Foreign currency translation adjustment	—	—	—	—	—	(1,538)	—	(930)	(2,468)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(19)	—	—	(19)
Share-based compensation	—	—	—	—	18,233	—	—	2,168	20,401
Shares purchased under trust arrangement for future vesting of restricted shares	—	—	(208,278)	(1,721)	—	—	—	—	(1,721)
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	467,121	3,648	(3,648)	—	—	—	—
Shares repurchased for retirement	—	—	(36,649,344)	(300,495)	—	—	—	—	(300,495)
Retirement of shares	(32,931,528)	(330)	32,931,528	271,341	(271,011)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,068,534	11	(11)	—	—	—	—
Exercise of share options	—	—	928,299	9	2,147	—	—	—	2,156
Change in shareholding of the Philippine subsidiaries	—	—	—	—	57,293	—	—	64,873	122,166
Dividends declared ($0.2076 per share)	—	—	—	—	(189,459)	—	(153,259)	—	(342,718)

BALANCE AT DECEMBER 31, 2014	1,633,701,920	16,337	(17,684,386)	(33,167)	3,092,943	(17,149)	1,227,177	755,529	5,041,670
Net income (loss) for the year	—	—	—	—	—	—	105,747	(166,555)	(60,808)
Foreign currency translation adjustment	—	—	—	—	—	(4,767)	—	(4,609)	(9,376)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(18)	—	(24)	(42)
Share-based compensation	—	—	—	—	18,640	—	—	2,210	20,850
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	466,203	3,732	(3,732)	—	—	—	—
Retirement of shares	(3,717,816)	(37)	3,717,816	29,154	(29,117)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	940,419	9	(940,419)	(9)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	136,809	1	(1)	—	—	—	—
Exercise of share options	—	—	1,368,747	14	2,401	—	—	—	2,415
Transfer of property and equipment between subsidiaries	—	—	—	—	3,433	—	—	(3,433)	—
Change in shareholding of the Philippine subsidiaries	—	—	—	—	(9,108)	—	—	9,108	—
Dividends declared ($0.0389 per share)	—	—	—	—	—	—	(62,850)	—	(62,850)

BALANCE AT DECEMBER 31, 2015	1,630,924,523	16,309	(12,935,230)	(275)	3,075,459	(21,934)	1,270,074	592,226	4,931,859
Net income for the year	—	—	—	—	—	—	175,906	(108,988)	66,918
Foreign currency translation adjustment	—	—	—	—	—	(2,871)	—	(2,932)	(5,803)
Change in fair value of interest rate swap agreements	—	—	—	—	—	37	—	24	61
Share-based compensation	—	—	—	—	17,900	—	—	579	18,479
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	18,213	146	(146)	—	—	—	—
Retirement of repurchased shares	(155,000,000)	(1,550)	—	—	(203,496)	—	(598,125)	—	(803,171)
Issuance of shares for restricted shares vested	—	—	303,318	3	(3)	—	—	—	—
Exercise of share options	—	—	1,789,929	18	3,236	—	—	—	3,254
Transfer of property and equipment between subsidiaries	—	—	—	—	55	—	—	(55)	—
Change in shareholding of the Philippine subsidiaries	—	—	—	—	(1,304)	—	—	(1,310)	(2,614)
Dividends declared ($0.2408 per share)	—	—	—	—	(108,639)	—	(276,930)	—	(385,569)

BALANCE AT DECEMBER 31, 2016	1,475,924,523	$14,759	(10,823,770)	$(108)	$2,783,062	$(24,768)	$570,925	$479,544	$3,823,414

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$66,918	$(60,808)	$527,386
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	552,272	470,634	368,394
Amortization of deferred financing costs	48,345	38,511	28,055
Interest accretion on capital lease obligations	9,449	16,137	19,756
Interest income on restricted cash	(139)	(4,776)	(9,050)
Net (gain) loss on disposal of property and equipment	(8,509)	474	4,550
Impairment loss recognized on property and equipment	3,245	—	4,146
Allowance for doubtful debts and direct write-off, net of recoveries	67,838	39,341	37,669
Provision for value-added tax receivables	5,459	30,254	—
Gain on disposal of assets held for sale	—	—	(22,072)
Loss on extinguishment of debt	17,435	481	—
Write-off of deferred financing costs on modification of debt	8,101	7,603	—
Share-based compensation	18,487	20,827	20,401
Changes in operating assets and liabilities:
Accounts receivable	(18,339)	(56,172)	(7,732)
Inventories and prepaid expenses and other	(5,878)	(12,099)	(9,913)
Long-term prepayments, deposits and other assets	(22,087)	(23,927)	(49,007)
Accounts payable and accrued expenses and other	448,339	9,228	(44,240)
Other long-term liabilities	(32,808)	46,318	26,271

Net cash provided by operating activities	1,158,128	522,026	894,614

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for capitalized construction costs	(368,616)	(1,043,334)	(977,182)
Placement of bank deposits with original maturities over three months	(260,197)	(1,034,173)	(110,616)
Payment for acquisition of property and equipment	(131,592)	(248,038)	(237,715)
Advance payments for construction costs	(31,586)	(19,739)	(107,587)
Deposits for acquisition of property and equipment	(4,212)	(28,840)	(99,443)
Payment for land use rights	(3,788)	(31,678)	(50,541)
Payment for entertainment production costs and security deposit	(33)	(4,489)	(1,346)
Proceeds from sale of property and equipment	28,906	295	1,117
Changes in restricted cash	277,629	1,495,644	(678,151)
Withdrawals of bank deposits with original maturities over three months	774,093	420,053	626,940
Escrow funds refundable to the Philippine Parties	—	24,643	—
Net proceeds from sale of assets held for sale	—	—	29,255

Net cash provided by (used in) investing activities	$280,604	$(469,656)	$(1,605,269)

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2016	2015	2014
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares for retirement	$(803,171)	$—	$(300,495)
Dividends paid	(385,569)	(62,850)	(342,718)
Principal payments on long-term debt	(124,286)	(70,205)	(262,563)
Payment of deferred financing costs	(27,284)	(49,877)	(12,742)
Purchase of shares of a subsidiary	(2,614)	—	—
Principal payments on capital lease obligations	(47)	(146)	(228)
Proceeds from exercise of share options	3,254	5,092	736
Proceeds from long-term debt	—	148,298	1,632,514
Purchase of shares under trust arrangement for future vesting of restricted shares	—	—	(1,721)
Capital contribution from noncontrolling interests	—	—	92,000
Net proceeds from issuance of shares of a subsidiary	—	—	122,167

Net cash (used in) provided by financing activities	(1,339,717)	(29,688)	926,950

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(7,731)	(9,311)	(397)

NET INCREASE IN CASH AND CASH EQUIVALENTS	91,284	13,371	215,898
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,611,026	1,597,655	1,381,757

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,702,310	$1,611,026	$1,597,655

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(209,697)	$(106,984)	$(95,118)
Cash paid for income taxes, net of refunds	(3,414)	(7,010)	(7,154)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	48,801	65,678	60,738
Change in amounts due to affiliated companies related to property and equipment	—	772	2,809
Change in accrued expenses and other current liabilities, other long-term liabilities and capital lease obligations related to construction costs	27,794	89,068	200,800
Deferred financing costs included in accrued expenses and other current liabilities	3,180	8,254	248
Consideration of sale of property and equipment offset by escrow funds refundable to the Philippine Parties	24,644	—	—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Resorts & Entertainment Limited (formerly known as Melco Crown Entertainment Limited) (the “Company”) was incorporated in the Cayman Islands, with its American depositary shares (“ADS”) listed on the NASDAQ Global Select Market in the United States of America. Effective March 29, 2017, the Company changed its name to Melco Resorts & Entertainment Limited. In conjunction with the name change, the Company also changed its NASDAQ ticker symbol from “MPEL” to “MLCO” on April 6, 2017.

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

As of December 31, 2015, the major shareholders of the Company were Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), and Crown Resorts Limited (“Crown”), an Australian-listed corporation.

As of December 31, 2016, Melco International is the single largest shareholder of the Company due to the completion of the shares repurchase by the Company from a subsidiary of Crown followed by the cancelation of such shares with certain changes in the composition of the Board of Directors in May 2016.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

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

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less when purchased.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those funds that will not be released or utilized within the next twelve months. Restricted cash consists of i) bank accounts that are restricted for withdrawal and for payment of project costs or debt servicing associated with borrowings under respective senior notes, senior secured credit facility and other associated agreements; ii) cash in an escrow account for City of Dreams Manila; iii) collateral bank accounts associated with borrowings under credit facilities; and iv) interest income earned on restricted cash balances which are restricted as to withdrawal and use.

(f)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau and the Philippines, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set off when required. As of December 31, 2016 and 2015, a substantial portion of the Group’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2016 and 2015, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or market value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(h)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in operating income. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

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

The remaining estimated useful lives of the property and equipment are periodically reviewed. For the review of estimated useful lives of buildings of Altira Macau and City of Dreams, the Group considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and the Group’s anticipated usage of the buildings. As a result, effective from October 1, 2015, the estimated useful lives of certain buildings assets of Altira Macau and City of Dreams have been extended in order to reflect the estimated periods during which the buildings are expected to remain in service. The estimated useful lives of certain buildings assets of Altira Macau and City of Dreams were changed from 25 years to 40 years from the date the buildings were placed in service. The changes in estimated useful lives of these buildings assets have resulted in a reduction in depreciation of $5,827, an increase in net income attributable to Melco Resorts & Entertainment Limited of $5,827 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Capitalized Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest and amortization of deferred financing costs cease when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $252,600, $253,168 and $220,974, of which $29,033, $134,838 and $96,884 were capitalized during the years ended December 31, 2016, 2015 and 2014, respectively. Amortization of deferred financing costs of $48,345, $38,511 and $28,055, net of amortization capitalized of nil, $5,458 and nil, were recorded during the years ended December 31, 2016, 2015 and 2014, respectively.

(j)	Gaming Subconcession

The deemed cost of gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Crown (Macau) Limited (“Melco Crown Macau”), a subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

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

The Group evaluates the long-lived assets with finite lives for impairment based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before an asset is classified as held for sale, including the fact that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. For assets held for sale, the Group recognizes the assets at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, the Group reviews those for impairment whenever indicators of impairment exist. The Group then compares the estimated future cash flows of the asset, on an

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(l)	Impairment of Long-lived Assets (Other Than Goodwill) - continued

undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the years ended December 31, 2016, 2015 and 2014, impairment loss of $3,245, nil and $4,146 was recognized mainly due to reconfiguration and renovation at the Group’s operating properties and included in the consolidated statements of operations.

(m)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method.

(n)	Land Use Rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use rights.

Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The estimated term of the land use rights are periodically reviewed. For the review of such estimated term of the land use rights under the applicable land concession contracts, the Group considered factors such as the business and operating environment of gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the land use rights under the land concession contracts for Altira Macau, City of Dreams and Studio City, in accordance with the relevant accounting standards, have been extended to April 2047, May 2049 and October 2055, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(h). The changes in estimated term of the land use rights under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of $10,413, an increase in net income attributable to Melco Resorts & Entertainment Limited of $6,763 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

(o)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots. Funds deposited by customers in advance and chips in the customers’ possession are recognized as a liability before gaming play occurs.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(o)	Revenue Recognition and Promotional Allowances - continued

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of certain hotels and Taipa Square Casino. For the operations of certain hotels, the Group is the owner of the hotels property, and the hotel managers operate the hotels under management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels’ business; it is the principal and the transactions are therefore recognized on a gross basis. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is therefore recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are performed. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, the Group’s casino revenues are reduced by discounts, commissions and points earned in customer loyalty programs, such as the player’s club loyalty program.

The retail value of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge is included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2016, 2015 and 2014 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2016	2015	2014
Rooms	$30,865	$24,625	$22,282
Food and beverage	79,719	64,676	53,941
Entertainment, retail and others	16,057	9,365	7,683

	$126,641	$98,666	$83,906

(p)	Point-loyalty Programs

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

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Gaming Taxes and License Fees

The Group is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees are determined mainly from an assessment of the Group’s gaming revenue and are recognized in the accompanying consolidated statements of operations. These taxes and license fees totaled $1,826,061, $1,717,805 and $2,275,610 for the years ended December 31, 2016, 2015 and 2014, respectively.

(r)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2016, 2015 and 2014, the Group incurred pre-opening costs primarily in connection with the development of further expansion of City of Dreams, Studio City and City of Dreams Manila. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(s)	Development Costs

Development costs include the costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(t)	Advertising and Promotional Costs

The Group expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $83,068, $107,383 and $47,906 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(v)	Share-based Compensation Expenses - continued

Further information on the Group’s share-based compensation arrangements is included in Note 17.

(w)	Income Tax

The Group is subject to income taxes in Hong Kong, Macau, the Philippines and other jurisdictions where it operates.

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

(x)	Net Income Attributable to Melco Resorts & Entertainment Limited Per Share

Basic net income attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net income attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.

Diluted net income attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net income attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Net Income Attributable to Melco Resorts & Entertainment Limited Per Share - continued

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2016	2015	2014
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Resorts & Entertainment Limited per share	1,516,714,277	1,617,263,041	1,647,571,547
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	8,569,995	9,845,729	12,931,583

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	1,525,284,272	1,627,108,770	1,660,503,130

During the years ended December 31, 2016, 2015 and 2014, 9,404,584, 4,778,880 and 2,519,037 outstanding share options and 95,664, 237,855 and 701,681 outstanding restricted shares as at December 31, 2016, 2015 and 2014, respectively, were excluded from the computation of diluted net income attributable to Melco Resorts & Entertainment Limited per share as their effect would have been anti-dilutive.

(y)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility (as defined in Note 11). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or accumulated other comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. All outstanding interest rate swap agreements have expired during the year ended December 31, 2016. Further information on the Group’s interest rate swap agreements is included in Note 11.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Losses

Comprehensive income (loss) includes net income (loss), foreign currency translation adjustment and change in fair value of interest rate swap agreements and is reported in the consolidated statements of comprehensive income.

As of December 31, 2016 and 2015, the Group’s accumulated other comprehensive losses consisted of the following:

	December 31,
	2016	2015
Foreign currency translation adjustment	$(24,768)	$(21,897)
Change in fair value of interest rate swap agreements	—	(37)

	$(24,768)	$(21,934)

(aa)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In June 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update which requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. As such, the performance target should not be reflected in estimating the grant date fair value of the award. This update further clarifies that compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. The adoption of this guidance was effective for the Group as of January 1, 2016 and did not have a material impact on the Group’s consolidated financial statements.

In April 2015, the FASB issued an accounting standard update that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update. In August 2015, the FASB issued an accounting standard update which clarifies that the guidance issued in April 2015 is not required to be applied to line-of-credit arrangements. The debt issuance costs related to line-of-credit arrangements shall be continue to be presented as an asset and subsequently amortize the deferred debt issuance costs ratably over the term of the arrangement. The guidance was effective as of January 1, 2016 and the Group adopted the new guidance on a retrospective basis. As a result, debt issuance costs of $143,804 related to the Group’s non-current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the long-term debt, net; debt issuance costs of $3,669 related to the Group’s current portion of long-term debt (excluding revolving credit facilities) were reclassified from deferred financing costs, net to a direct reduction of the current portion of long-term debt, net; and debt insurance costs of $32,335 related to the Group’s revolving credit facilities were reclassified from deferred financing costs, net to long term prepayments, deposits and other assets in the accompanying consolidated balance sheet as of December 31, 2015.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to annual and interim periods beginning after December 15, 2017, and early adoption is permitted for annual and interim periods beginning after December 15, 2016. From March 2016 through May 2016, the FASB issued accounting standard updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. The guidance can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The Group anticipates the goods and services furnished to guests without charge currently included in gross revenue and deducted as promotional allowances in the accompanying consolidated statements of operations will be presented on a net basis. The Group also anticipates a change in the manner of assigning value to accrued customer benefits related to the point-loyalty programs.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current. The guidance is effective for interim and fiscals years beginning after December 15, 2016, with early adoption permitted. The guidance can be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective approach. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The Group anticipates the primary effect upon adoption of this guidance is an increase in assets and liabilities on the accompanying consolidated balance sheet.

In August 2016, the FASB issued an accounting standard update which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance is

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

effective for interim and fiscal years beginning after December 15, 2017, with early adoption is permitted. The guidance should be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

In November 2016, the FASB issued an accounting standard update which amends and clarifies the guidance on the classification and presentation of restricted cash in the statement of cash flows. The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. Accordingly, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance is effective for interim and fiscals years beginning after December 15, 2017, with early adoption permitted. The guidance should be applied retrospectively to all prior periods. The adoption of this guidance will impact the presentation and classification of restricted cash in the Group’s consolidated statements of cash flows.

In January 2017, the FASB issued an accounting standard update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for interim and fiscals years beginning after December 15, 2019, with early adoption permitted. The guidance should be applied prospectively. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The adoption of this guidance would only impact the Group’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and the measurement of the impairment charge.

3.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2016	2015
Casino	$480,227	$466,259
Hotel	4,224	8,427
Other	6,918	7,698

Sub-total	491,369	482,384
Less: allowance for doubtful debts	(265,931)	(210,757)

	$225,438	$271,627

During the years ended December 31, 2016, 2015 and 2014, the Group has directly written off accounts receivable of $3,039, $1,350 and $7,690, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	ACCOUNTS RECEIVABLE, NET - continued

Movement of allowance for doubtful debts are as follows:

	Year Ended December 31,
	2016	2015	2014
At beginning of year	$210,757	$168,786	$143,334
Additional allowance, net of recoveries	64,747	37,978	29,979
Reclassified (to) from long-term receivables, net	(9,573)	3,993	(4,527)

At end of year	$265,931	$210,757	$168,786

4.	ASSETS HELD FOR SALE

During the year ended December 31, 2014, the Group completed the sale of its properties in Macau to a third party at a total consideration of HK$240,000,000 (equivalent to $30,848), and the Group recognized a gain on disposal of assets held for sale of $22,072.

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost
Buildings	$5,179,324	$4,944,672
Furniture, fixtures and equipment	898,038	885,724
Leasehold improvements	755,804	775,422
Plant and gaming machinery	225,146	228,591
Transportation	87,281	88,590
Construction in progress	652,662	563,720

Sub-total	7,798,255	7,486,719
Less: accumulated depreciation and amortization	(2,142,432)	(1,726,490)

Property and equipment, net	$5,655,823	$5,760,229

As of December 31, 2016 and 2015, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $88,607 and $69,311, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $237,858 and $26,438 as of December 31, 2016 and $251,176 and $14,322 as of December 31, 2015, respectively. Further information of the lease arrangements is included in Note 12.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	GAMING SUBCONCESSION, NET

	December 31,
	2016	2015
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(586,680)	(529,443)

Gaming subconcession, net	$313,320	$370,557

The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2017 through 2021, and approximately $27,135 in 2022.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill relating to Mocha Clubs, a reporting unit, and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

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

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. No impairment loss has been recognized during the years ended December 31, 2016, 2015 and 2014.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2016	2015
Entertainment production costs	$76,884	$77,284
Less: accumulated amortization	(51,744)	(43,888)

Entertainment production costs, net	25,140	33,396
Other long-term prepayments and other assets	36,240	40,596
Advance payments for construction costs	33,783	26,544
Deferred rent assets	32,219	10,393
Deferred financing costs, net	27,235	32,335
Input value-added tax, net	19,392	23,281
Other deposits	15,143	16,265
Long-term receivables, net	5,759	9,202

Long-term prepayments, deposits and other assets	$194,911	$192,012

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective estimated useful life of the entertainment show, whichever is shorter.

Advance payments for construction costs are connected with the construction and fit-out cost for City of Dreams and Studio City.

Deferred financing costs, net represent unamortized debt issuance costs related to the Group’s revolving credit facilities.

Input value-added tax, net represents the value-added tax estimated to be recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. During the years ended December 31, 2016, 2015 and 2014, provisions for input value-added tax expected to be non-recoverable amounted to $5,459, $30,254 and nil, respectively, were recognized in the accompanying consolidated statements of operations.

Long-term receivables, net represent casino receivables from casino customers where settlement is not expected within the next year. During the years ended December 31, 2016 and 2014, net amount of current accounts receivable of $6,128 and $8,642 and net amount of allowance for doubtful debts of $9,573 and $4,527, respectively, were reclassified to non-current. During the year ended December 31, 2015, net amount of long-term receivables of $5,111 and net amount of allowance for doubtful debts of $3,993, were reclassified to current. Reclassifications to current accounts receivable, net, are made when conditions support that it is probable for settlement of such balances to occur within one year.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2016	2015
Altira Macau (“Taipa Land”)	$146,475	$146,475
City of Dreams (“Cotai Land”)	399,578	399,578
Studio City (“Studio City Land”)	653,564	653,564

	1,199,617	1,199,617
Less: accumulated amortization	(389,301)	(366,485)

Land use rights, net	$810,316	$833,132

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2016	2015
Outstanding gaming chips and tokens	$395,572	$184,223
Customer deposits and ticket sales	259,693	83,265
Staff cost accruals	200,031	123,978
Gaming tax and license fees accruals	159,802	185,223
Construction costs payables	141,681	189,592
Operating expense and other accruals and liabilities	133,669	143,318
Property and equipment payables	41,362	87,291
Interest expenses payable	38,133	32,755
Escrow funds refundable to the Philippine Parties	—	23,417
Land use rights payable	—	3,788

	$1,369,943	$1,056,850

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2016	2015
2015 Credit Facilities (net of unamortized deferred financing costs of $9,611 and $12,399, respectively)	$469,116	$488,886
Aircraft Term Loan	16,537	22,705
2012 Studio City Notes (net of unamortized deferred financing costs of $12,556 and $15,129, respectively)	812,444	809,871
2013 Senior Notes (net of unamortized deferred financing costs of $52,687 and $63,486, respectively)	947,313	936,514
Studio City Project Facility (net of unamortized deferred financing costs of $51,845)	—	1,243,844
2016 Studio City Credit Facilities	129	—
2016 7.250% SC Secured Notes (net of unamortized deferred financing costs of $16,596)	833,404	—
2016 5.875% SC Secured Notes (net of unamortized deferred financing costs of $6,753)	343,247	—
Philippine Notes (net of unamortized deferred financing costs of $3,041 and $4,614, respectively)	298,085	313,412

	3,720,275	3,815,232
Current portion of long-term debt (net of unamortized deferred financing costs of $906 and $3,669, respectively)	(50,583)	(102,836)

	$3,669,692	$3,712,396

2015 Credit Facilities

On June 30, 2011, Melco Crown Macau (the “Borrower”) entered into a HK$9,362,160,000 (equivalent to $1,203,362) senior secured credit facilities (the “2011 Credit Facilities”), consisted of a term loan facility of HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) that was fully drawn during the year ended December 31, 2011 and a revolving credit facility of HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”) that was available until June 28, 2015, both of which were denominated in Hong Kong dollars. The borrowings under the 2011 Credit Facilities were used to refinance the Borrower’s prior senior secured credit facility. Borrowings under the 2011 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio as defined in the 2011 Credit Facilities. The Borrower was obligated to pay a commitment fee on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period until June 28, 2015 and recognized loan commitment fees on the 2011 Credit Facilities of $1,385 and $2,808 during the years ended December 31, 2015 and 2014, respectively.

On June 29, 2015, the Borrower amended and restated the 2011 Credit Facilities (the “2015 Credit Facilities”). The 2015 Credit Facilities, among other things: (i) increased the size of the then total available facilities from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on exchange rate on transaction date), comprising a HK$3,900,000,000 (equivalent to $500,000 based on exchange rate on transaction date) term loan facility (the “2015 Term Loan Facility”)

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

and a HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). In addition, the 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”); (ii) introduced new lenders and removed certain lenders originally under the 2011 Credit Facilities; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the 2011 Credit Facilities, including but not limited to, increased flexibility to move cash within borrowing group which included the Borrower and certain subsidiaries of the Company as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), lower covenant levels and reduced reporting requirements. The Group recorded a $481 loss on extinguishment of debt and a $592 costs associated with debt modification, and capitalized $46,507 as deferred financing costs during the year ended December 31, 2015 in connection with the amendments. As of December 31, 2016, the 2015 Term Loan Facility had been fully drawn down with an outstanding amount of HK$3,724,500,000 (equivalent to $478,727), and the entire 2015 Revolving Credit Facility of HK$9,750,000,000 (equivalent to $1,250,000 based on exchange rate on transaction date) remains available for future drawdown as of December 31, 2016.

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancelation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule commenced on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower is subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full.

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group, which applied on and from June 29, 2015. Security for the 2015 Credit Facilities remains the same as the 2011 Credit Facilities (except that the terms of the associated security documents have been amended for consistency with the 2015 Credit Facilities), and includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

The 2015 Credit Facilities contains certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted under the 2015 Credit Facilities (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The 2015 Credit Facilities also contains conditions and events of default customary for

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

such financings. The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio but with lower covenant levels. The first test date of the financial covenants was September 30, 2015.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group. As of December 31, 2016, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions are satisfied.

Borrowings under the 2015 Credit Facilities bore an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees on the 2015 Credit Facilities of $4,800 and $3,100 during the years ended December 31, 2016 and 2015, respectively.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), a subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding certain amount by MCE Transportation. As of December 31, 2016, the Aircraft Term Loan has been fully drawn down and the carrying value of aircraft was $31,781.

2012 Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), a majority-owned subsidiary of the Company, issued $825,000 in aggregate principal amount of 8.5% senior notes due 2020 (the “2012 Studio City Notes”) and priced at 100%. The 2012 Studio City Notes mature on December 1, 2020 and the interest on the 2012 Studio City Notes is accrued at a rate of 8.5% per annum and is payable semi-annually in arrears on June 1 and December 1 of each year, commenced on June 1, 2013. Studio City Finance used the net proceeds from the offering to fund the Studio City project with conditions and sequence for disbursements in accordance with an agreement.

The 2012 Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specific bank accounts incidental to the 2012 Studio City Notes and a pledge of

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2012 Studio City Notes - continued

certain intercompany loans as defined under the 2012 Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The 2012 Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities (which amended and restated the Studio City Project Facility as described below) (the “2012 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2012 Studio City Notes on a senior basis (the “2012 Studio City Notes Guarantees”). The 2012 Studio City Notes Guarantees are general obligations of the 2012 Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2012 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2012 Studio City Notes Guarantors. The 2012 Studio City Notes Guarantees are effectively subordinated to the 2012 Studio City Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities (which amended and restated the Studio City Project Facility) and the 2016 Studio City Secured Notes as described below and any future secured indebtedness that is secured by property and assets of the 2012 Studio City Notes Guarantors to the extent of the value of such property and assets.

At any time on or after December 1, 2015, Studio City Finance has the option to redeem all or a portion of the 2012 Studio City Notes at any time at fixed redemption prices that decline ratably over time and also has the option to redeem in whole, but not in part the 2012 Studio City Notes at fixed redemption prices under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2012 Studio City Notes.

The indenture governing the 2012 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2012 Studio City Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture governing the 2012 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2016, the net assets of Studio City Finance and its restricted subsidiaries of approximately $799,000 were restricted from being distributed under the terms of the 2012 Studio City Notes.

2013 Senior Notes

On February 7, 2013, MCE Finance Limited (“MCE Finance”), a subsidiary of the Company, issued $1,000,000 in aggregate principal amount of 5% senior notes due 2021 (the “2013 Senior Notes”) and priced at 100%. The 2013 Senior Notes mature on February 15, 2021 and the interest on the 2013 Senior

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2013 Senior Notes - continued

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

MCE Finance had the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, MCE Finance has the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, MCE Finance had the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, MCE Finance also has the option to redeem in whole, but not in part the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCE Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2013 Senior Notes also contains conditions and events of default customary for such financings.

There are provisions under the indenture of the 2013 Senior Notes that limit or prohibit certain payments of dividends and other distributions by MCE Finance and its restricted subsidiaries to companies or persons who are not MCE Finance or members of MCE Finance’s restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2016, there were no material net assets of MCE Finance and its restricted subsidiaries restricted from being distributed under the terms of the 2013 Senior Notes as certain financial tests and conditions are satisfied.

Studio City Project Facility

On January 28, 2013, Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”), a majority-owned subsidiary of the Company, entered into a HK$10,855,880,000 (equivalent to $1,395,357) senior secured credit facilities, as amended from time to time (the “Studio City Project Facility”), consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”), both of which were denominated in Hong Kong dollars to fund the Studio

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Studio	City Project Facility - continued

City project. On November 18, 2015, the Studio City Borrower amended the Studio City Project Facility including changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing (the “Amendments to the Studio City Project Facility”). The Group recorded a $7,011 costs associated with debt modification during the year ended December 31, 2015 in connection with the Amendments to the Studio City Project Facility.

On November 30, 2016, the Studio City Project Facility was further amended and restated (and defined as the “2016 Studio City Credit Facilities”) as described below. On November 30, 2016 (December 1, 2016 Hong Kong time), the Studio City Borrower rolled over HK$1,000,000 (equivalent to $129) of the Studio City Term Loan Facility under the Studio City Project Facility into the 2016 SC Term Loan Facility as described below under the 2016 Studio City Credit Facilities, and repaid in full the remaining outstanding amount of the Studio City Term Loan Facility under the Studio City Project Facility of HK$9,777,046,200 (equivalent to $1,256,690) with net proceeds from the offering of the 2016 Studio City Secured Notes as described below together with cash on hand.

The indebtedness under the Studio City Project Facility was guaranteed by Studio City Investments Limited (“Studio City Investments”), which holds 100% direct interest in Studio City Company, and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first-priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; all bank accounts of Studio City Investments and its subsidiaries; as well as other customary security. Certain accounts of Melco Crown Macau related solely to the operation of the Studio City gaming area which were funded from the proceeds of the Studio City Project Facility were pledged as security for the Studio City Project Facility and related finance documents. Upon the amendment to the Studio City Project Facility on November 30, 2016 as described below, those bank accounts pledged under Studio City Project Facility were reclassified as cash and cash equivalents in the consolidated balance sheets.

The Studio City Project Facility contained certain covenants for such financings and there were provisions that limited or prohibited certain payments of dividends and other distributions by the Studio City Investments, Studio City Borrower and its subsidiaries (together, the “Studio City Borrowing Group”) to companies or persons who were not members of the Studio City Borrowing Group.

Borrowings under the Studio City Project Facility bore interest at HIBOR plus a margin of 4.50% per annum until September 30, 2016, at which time the Studio City Project Facility bore interest at HIBOR plus a margin ranging from 3.75% to 4.50% per annum as determined in accordance with the total leverage ratio in respect of the Studio City Borrowing Group. The Studio City Borrower was obligated to pay a commitment fee on the undrawn amount of the Studio City Project Facility and recognized loan commitment fees on the Studio City Project Facility of $1,647, $1,794 and $15,153 during the years ended December 31, 2016, 2015 and 2014, respectively.

In connection with the Studio City Project Facility, Studio City International Holdings Limited (“Studio City International”), which holds 100% indirect interest in Studio City Finance and a majority-owned subsidiary of the Company, was required to procure a contingent equity undertaking or similar (with a

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Studio	City Project Facility - continued

liability cap of $225,000) granted in favor of the security agent for the Studio City Project Facility to, amongst other things, pay agreed project costs (i) associated with construction of Studio City and (ii) for which the facility agent under the Studio City Project Facility has determined there was no other available funding under the terms of the Studio City Project Facility. In support of such contingent equity undertaking, Studio City International had deposited a bank balance of $225,000 in an account secured in favor of the security agent for the Studio City Project Facility (“Cash Collateral”), which was required to be maintained until the construction completion date of the Studio City had occurred, certain debt service reserve and accrual accounts had been funded to the required balance and the financial covenants had been complied with. The Amendments to the Studio City Project Facility on November 18, 2015 included a creation of a new secured liquidity account (“Liquidity Account”) to be held in the name of the Studio City Borrower and to be credited with the Cash Collateral as a liquidity amount for the general corporate and working capital purposes of the Studio City group. On November 30, 2015, the Cash Collateral was transferred to the Liquidity Account and was released from restricted cash.

The Studio City Borrower was required in accordance with the terms of the Studio City Term Loan Facility to enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the 2012 Studio City Notes were subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility. During the years ended December 31, 2016, 2015 and 2014, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower paid a fixed interest rate of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. The interest rate protection requirement was removed upon the 2016 Studio City Credit Facilities became effective on November 30, 2016. As of December 31, 2016, there was no outstanding interest rate swap agreements entered by Studio City Borrower.

2016 Studio City Credit Facilities

On November 30, 2016, Studio City Borrower amended and restated the Studio City Project Facility (the “2016 Studio City Credit Facilities”), among other things: (i) reduced the size of the then total available facilities from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) which is rolled over from the Studio City Term Loan Facility under the Studio City Project Facility and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”); (ii) removed certain lenders originally under the Studio City Project Facility; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the Studio City Project Facility, including but not limited to, increased flexibility to move cash within borrowing group which included the Studio City Borrower and certain subsidiaries of the Company as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), removed all maintenance financial covenants and reduced reporting requirements. The amendment of the Studio City Project Facility to the 2016 Studio City Credit Facilities and the issuance of 2016 Studio City Secured Notes (as described below) are connected to the refinancing of the Studio City Project Facility. The Group

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2016 Studio City Credit Facilities - continued

recorded a $17,435 loss on extinguishment of debt and a $8,101 costs associated with debt modification during the year ended December 31, 2016 in connection with such amendments. As of December 31, 2016, the 2016 SC Term Loan Facility had been fully drawn down with an outstanding amount of HK$1,000,000 (equivalent to $129), and the entire 2016 SC Revolving Credit Facility of HK$233,000,000 (equivalent to $29,948) remains available for future drawdown as of December 31, 2016.

The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility mature on November 30, 2021 (December 1, 2021 Hong Kong time). The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available from January 1, 2017 up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s final maturity date. The 2016 SC Term Loan Facility is collateralized by cash collateral equal to HK$1,012,500 (equivalent to $130) (representing the principal amount of the 2016 SC Term Loan Facility plus expected interest expense in respect of the 2016 SC Term Loan Facility for one financial quarter). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2016 Studio City Borrowing Group, the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than in respect of the principal amount of the 2016 SC Term Loan Facility).

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than Studio City Borrower), which apply on and from November 30, 2016. Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 Studio City Secured Notes as described below. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 Studio City Secured Notes, by substantially all of the material assets of Studio City Investments and its subsidiaries (other than Studio City Borrower) (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). In addition, the 2016 Studio City Secured Notes are also separately secured by certain specified bank accounts.

The 2016 Studio City Credit Facilities contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral as defined below; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contains conditions and events of default customary for such financings.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2016 Studio City Credit Facilities - continued

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2016, the net assets of Studio City Investments and its restricted subsidiaries of approximately $856,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities of one, two, three or six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility from January 1, 2017.

2016 Studio City Secured Notes

On November 30, 2016, Studio City Company issued $350,000 in aggregate principal amount of 5.875% senior secured notes due 2019 (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”) and both priced at 100%. The 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes mature on November 30, 2019 and November 30, 2021, respectively, and the interest on the 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes is accrued at a rate of 5.875% and 7.250% per annum, respectively, and is payable semi-annually in arrears on May 30 and November 30 of each year, commencing on May 30, 2017.

The 2016 Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment with all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities as described above that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes, to the extent of the assets securing such indebtedness. All of the existing subsidiaries of Studio City Investments (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2016 Studio City Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2016 Studio City Secured Notes on a senior basis (the “2016 Studio City Secured Notes Guarantees”). The 2016 Studio City Secured Notes Guarantees are senior obligations of the 2016 Studio City Secured Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2016 Studio City Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2016 Studio City Secured Notes Guarantors. The 2016 Studio City Secured Notes Guarantees are pari passu to the 2016 Studio City Secured Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes and the 2016 Studio City Secured Notes Guarantees, to the extent of the value of the assets.

The common collateral (shared with the 2016 Studio City Credit Facilities) includes a first-priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2016 Studio City Secured Notes - continued

or rights to use agreements; as well as other customary security. Each series of the 2016 Studio City Secured Notes is secured by the common collateral and, in addition, certain bank accounts (together with the common collateral, the “Collateral”).

On November 30, 2016 (December 1, 2016 Hong Kong time), the Group used the net proceeds from the offering, together with cash on hand, to fund the repayment of the Studio City Project Facility (as described above).

Studio City Company has the option to redeem all or a portion of the 2016 5.875% SC Secured Notes at any time prior to November 30, 2019, at a “make-whole” redemption price. In addition, Studio City Company has the option to redeem up to 35% of the 2016 5.875% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to November 30, 2019. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 5.875% SC Secured Notes at fixed redemption prices.

Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time prior to November 30, 2018, at a “make-whole” redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time at fixed redemption prices that decline ratably over time. In addition, Studio City Company has the option to redeem up to 35% of the 2016 7.250% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price at any time prior to November 30, 2018. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 7.250% SC Secured Notes at fixed redemption prices.

In the event that the 2012 Studio City Notes are not refinanced or repaid in full by June 1, 2020 in accordance with the terms of the 2016 7.250% SC Secured Notes (and in the case of a refinancing, with refinancing indebtedness with a weighted average life to maturity no earlier than 90 days after the stated maturity date of the 2016 7.250% SC Secured Notes), each holder of the 2016 7.250% SC Secured Notes will have the right to require Studio City Company to repurchase all or any part of such holder’s 2016 7.250% SC Secured Notes at a fixed redemption price.

The indenture governing the 2016 Studio City Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2016 Studio City Secured Notes also contains conditions and events of default customary for such financings.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2016 Studio City Secured Notes - continued

There are provisions under the indenture governing the 2016 Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2016, the net assets of Studio City Investments and its restricted subsidiaries of approximately $856,000 were restricted from being distributed under the terms of the 2016 Studio City Secured Notes.

Philippine Notes

On January 24, 2014, MCE Leisure issued PHP15 billion in aggregate amount of 5% senior notes due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on exchange rate on transaction date) at 100% of the principal amount and offered to certain primary institutional lenders as noteholders via private placement in the Philippines, which was priced on December 19, 2013. The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commenced on July 24, 2014. In addition, the Philippine Notes includes a tax gross up provision requiring MCE Leisure to pay without any deduction or withholding for or on account of tax.

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

The Philippine Notes are guaranteed by MCP and all present and future direct and indirect subsidiaries of MCP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with MCE Leisure; and irrevocably and unconditionally by the Company on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

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

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MCP and its subsidiaries ability, including MCE Leisure to, among other things: (i) incur or guarantee additional indebtedness; (ii) sell assets; (iii) create liens; and (iv) effect a consolidation and merger. The Notes Facility and Security Agreement also contains conditions and events of default customary for such financings.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

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

Philippine Credit Facility

On October 14, 2015, MCP entered into an on-demand, unsecured credit facility agreement of PHP2,350,000,000 (the “Philippine Credit Facility”) (equivalent to $47,176) with a lender to finance advances to MCE Leisure. The Philippine Credit Facility availability period was extended from August 31, 2016 to November 29, 2016 and further extended to February 28, 2017 during the year ended December 31, 2016, and the maturity date of each individual drawdown cannot extend beyond the earlier of (i) the date which is one year from the date of drawdown, and (ii) 90 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedents, including issuance of a promissory note in favor of the lender evidencing such drawdown. Borrowings under the Philippine Credit Facility bear interest at the higher of: (i) the Philippine Dealing System Treasury Reference Rate PM (the “PDST-R2”) of the selected interest period plus the applicable PDST-R2 margin of 1.25% per annum and (ii) Philippines Special Deposit Account Rate (the “SDA”) of the selected interest period plus the applicable SDA margin ranging from 0.50% to 0.75% per annum, such rate to be set one business day prior to the relevant interest period. The Philippine Credit Facility includes a tax gross up provision requiring MCP to pay without any deduction or withholding for or on account of tax. As of December 31, 2016, the Philippine Credit Facility has not been drawn. As of the date of this report, the Philippine Credit Facility availability period was extended to February 28, 2018 on substantially similar terms as before, except that (i) the SDA is replaced by Philippines Term Deposit Facility Rate, and (ii) the maturity date shall not extend beyond 180 days from February 28, 2018.

During the years ended December 31, 2016, 2015 and 2014, the Group’s average borrowing rates were approximately 5.37%, 5.40% and 5.41% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs) as of December 31, 2016 are as follows:

Year ending December 31,
2017	$51,489
2018	51,728
2019	699,793
2020	870,116
2021	2,148,393

$3,821,519

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, MCE Leisure entered into a lease agreement with Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 21(a)), as amended from time to time (the “MCP Lease Agreement”), for lease of the land and certain of the building structures for City of Dreams Manila and is expected to expire on July 11, 2033.

Apart from the MCP Lease Agreement, the Group entered into lease agreements with third parties for the lease of certain property and equipment.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital lease at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2016 are as follows:

Year ending December 31,
2017	$33,026
2018	36,140
2019	39,515
2020	43,503
2021	47,944
Over 2021	594,111

Total minimum lease payments	794,239
Less: amounts representing interest	(501,152)

Present value of minimum lease payments	293,087
Current portion	(30,730)

Non-current portion	$262,357

13.	OTHER LONG-TERM LIABILITIES

	December 31,
	2016	2015
Deferred rent liabilities	$15,357	$11,749
Staff cost accruals	14,579	47,979
Other liabilities	11,952	13,778
Other deposits received	7,399	7,456

	$49,287	$80,962

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

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

The carrying values of cash and cash equivalents, bank deposits with original maturities over three months and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2016 and 2015, which included the 2016 Studio City Secured Notes, the 2016 Studio City Credit Facilities, the Studio City Project Facility, the 2013 Senior Notes, the 2012 Studio City Notes, the 2015 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,903,033 and $3,855,538, respectively, as compared to its carrying value, excluding unamortized deferred financing costs, of $3,821,519 and $3,962,705, respectively. Fair value was estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2016 Studio City Secured Notes, 2013 Senior Notes and the 2012 Studio City Notes. Fair values for the 2016 Studio City Credit Facilities, the Studio City Project Facility, the 2015 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rate approximated the market rate and were classified as level 2 in the fair value hierarchy.

As of December 31, 2016 and 2015, the Group did not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the consolidated financial statements.

15.	CAPITAL STRUCTURE

Ordinary and Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depositary bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan as described in Note 17 and held by a trustee to facilitate the future vesting of restricted shares in selected directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the 2015 Stock Repurchase Program and 2014 Stock Repurchase Program (as described below) pending for retirement.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	CAPITAL STRUCTURE - continued

Ordinary and Treasury Shares - continued

New Shares Issued by the Company

During the years ended December 31, 2016, 2015 and 2014, the Company issued nil, 940,419 and nil ordinary shares to its depositary bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 303,318, 136,809 and 1,068,534 of these ordinary shares upon vesting of restricted shares; and 1,789,929, 1,368,747 and 928,299 of these ordinary shares upon exercise of share options during the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016 and 2015, the Company had a balance of 10,823,770 and 12,917,017 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options, respectively.

Shares Purchased under a Trust Arrangement

On May 15, 2013, the Board of Directors of the Company authorized a trustee to purchase the Company’s ADSs from the open market for the purpose of satisfying its obligation to deliver ADSs under its 2011 Share Incentive Plan (“Share Purchase Program”). Under the Share Purchase Program, the trustee was authorized to purchase ADSs from the open market at the price ranges to be determined by the Company’s management from time to time. The purchased ADSs were to be delivered to the directors, eligible employees and consultants upon vesting of the restricted shares. Following the delisting of the Company’s ordinary shares from The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in July 2015, the Company terminated the trust and the trustee approved the termination on April 26, 2016.

During the year ended December 31, 2016, no ordinary share was purchased under a trust arrangement, while the remaining 18,213 ordinary shares previously purchased under a trust arrangement were transferred back to the Company upon the termination of the trust and delivered to directors and eligible employees upon the vesting of restricted shares. During the year ended December 31, 2015, no ordinary share was purchased under a trust arrangement, while 466,203 ordinary shares purchased under a trust arrangement were delivered to directors and eligible employees to satisfy the vesting of restricted shares. During the year ended December 31, 2014, 69,426 ADSs, equivalent to 208,278 ordinary shares were purchased under a trust arrangement from the open market at an average market price of $24.79 per ADS or $8.26 per share (including commissions), and 467,121 ordinary shares purchased under a trust arrangement were delivered to directors and eligible employees to satisfy the vesting of restricted shares. As of December 31, 2015, the shares purchased under a trust arrangement had a balance of 18,213 ordinary shares for future issuance upon vesting of restricted shares.

Shares Repurchased for Retirement

On August 7, 2014, the Board of Directors of the Company authorized the repurchase of the Company’s ADSs of up to an aggregate of $500,000 under a stock repurchase program (the “2014 Stock Repurchase Program”) for shares retirement. Under the 2014 Stock Repurchase Program, the Company was authorized to repurchase ADSs from the open market at the price ranges determined by the Company’s management from time to time. The 2014 Stock Repurchase Program expired following the 2015 share repurchase mandate granted by the shareholders at the annual general meeting of the Company held on May 20, 2015 (as describe below).

On May 20, 2015, the Board of Directors of the Company authorized the repurchase of the Company’s ADSs of up to an aggregate of $500,000 under a stock repurchase program (the “2015 Stock Repurchase

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	CAPITAL STRUCTURE - continued

Ordinary and Treasury Shares - continued

Shares Repurchased for Retirement - continued

Program”) for share retirement. Under the 2015 Stock Repurchase Program, the Company was authorized to repurchase ADSs from the open market at the price ranges determined by the Company’s management from time to time. Upon the conclusion of the annual general meeting of the Company held on May 18, 2016, the 2015 Stock Repurchase Program expired.

During the year ended December 31, 2016, no ordinary share was repurchased and retired under the 2015 Stock Repurchase Program. During the year ended December 31, 2015, no ordinary share was repurchased under the 2015 Stock Repurchase Program and the 2014 Stock Repurchase Program, while 3,717,816 ordinary shares repurchased under the 2014 Stock Repurchase Program were retired. During the year ended December 31, 2014, 12,216,448 ADSs, equivalent to 36,649,344 ordinary shares were repurchased under the 2014 Stock Repurchase Program from the open market in aggregate for $300,495 (including commissions), at an average market price of $24.60 per ADS or $8.20 per share, of which 32,931,528 ordinary shares repurchased under the 2014 Stock Repurchase Program were retired. As of December 31, 2016 and 2015, there was no outstanding repurchased ordinary shares pending for future retirement in each of those periods.

On May 9, 2016, the Company completed a repurchase of 155,000,000 of its ordinary shares (equivalent to 51,666,666 ADSs) from a subsidiary of Crown for an aggregate purchase price of $800,839, at an average market price of $15.50 per ADS or $5.1667 per share. Following the completion of this share repurchase, the 155,000,000 repurchased shares were canceled. The total cost for these repurchased shares, which comprised the purchase price and all incidental expenses, amounted to $803,171 and was recorded as treasury shares for the year ended December 31, 2016.

As of December 31, 2016 and 2015, the Company had 1,475,924,523 and 1,630,924,523 issued ordinary shares, and 10,823,770 and 12,935,230 treasury shares, with 1,465,100,753 and 1,617,989,293 ordinary shares outstanding, respectively.

16.	INCOME TAXES

Income (loss) before income tax consisted of:

	Year Ended December 31,
	2016	2015	2014
Macau operations	$334,409	$277,764	$775,790
Hong Kong operations	(10,511)	(54,778)	(10,062)
Philippines operations	(18,226)	(189,269)	(138,744)
Other jurisdictions’ operations	(230,576)	(93,494)	(96,562)

Income (loss) before income tax	$75,096	$(59,777)	$530,422

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The income tax expense consisted of:

	Year Ended December 31,
	2016	2015	2014
Income tax expense - current:
Macau Complementary Tax	$2,832	$408	$2,761
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795	2,795
Hong Kong Profits Tax	1,889	800	1,171
Income tax in other jurisdictions	36	283	622

Sub-total	7,552	4,286	7,349

(Over) under provision of income tax in prior years:
Macau Complementary Tax	(224)	(423)	(57)
Hong Kong Profits Tax	39	(14)	124
Income tax in other jurisdictions	(4)	(5)	91

Sub-total	(189)	(442)	158

Income tax (benefit) expense-deferred:
Macau Complementary Tax	(1,074)	(3,351)	(3,917)
Hong Kong Profits Tax	(69)	32	(22)
Income tax in other jurisdictions	1,958	506	(532)

Sub-total	815	(2,813)	(4,471)

Total income tax expense	$8,178	$1,031	$3,036

A reconciliation of the income tax expense from income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2016	2015	2014
Income (loss) before income tax	$75,096	$(59,777)	$530,422
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	9,012	(7,173)	63,651
Lump sum in lieu of Macau Complementary Tax on dividend	2,795	2,795	2,795
Effect of different tax rates of subsidiaries operating in other jurisdictions	(5,823)	(37,422)	(25,416)
(Over) under provision in prior years	(189)	(442)	158
Effect of income for which no income tax expense is payable	(1,960)	(1,850)	(2,272)
Effect of expenses for which no income tax benefit is receivable	30,475	18,824	12,441
Effect of profits generated by gaming operations exempted	(93,611)	(64,437)	(109,189)
Losses that cannot be carried forward	—	979	—
Change in valuation allowance	67,479	89,757	60,868

	$8,178	$1,031	$3,036

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, Philippine Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2016, 2015 and 2014.

Macau Complementary Tax, Hong Kong Profits Tax and Philippine Corporate Income Tax have been provided at 12%, 16.5% and 30% on the estimated taxable income earned in or derived from Macau, Hong Kong and the Philippines, respectively, during the years ended December 31, 2016, 2015 and 2014, if applicable. Income tax in other jurisdictions for the years ended December 31, 2016, 2015 and 2014 were provided mainly for the profits of the representative offices and branches set up by a subsidiary of the Company in the region where they operate.

Melco Crown Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations from 2007 to 2011, and 2012 to 2016 pursuant to the approval notices issued by the Macau Government in June 2007 and April 2011, respectively. Melco Crown Macau continues to benefit from this exemption for another five years from 2017 to 2021 pursuant to the approval notice issued by the Macau Government in September 2016. One of the Company’s subsidiaries in Macau has also been exempted from Macau Complementary Tax on profits generated from income received from Melco Crown Macau until 2016, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax pursuant to a notice issued by the Macau Government in January 2015. Additionally, this subsidiary received an exemption for an additional five years from 2017 to 2021 pursuant to an approval notice issued by the Macau Government in January 2017. The exemption coincides with Melco Crown Macau’s exemption from Macau Complementary Tax. The non-gaming profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax. The non-gaming profits of Melco Crown Macau also remain subject to the Macau Complementary Tax and Melco Crown Macau casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The casino operations of MCE Leisure, the operator of City of Dreams Manila, were previously subject to Philippine Corporate Income Tax in the Philippines at the rate of 30% based on Revenue Memorandum Circular (“RMC”) No. 33-2013 issued by the Bureau of Internal Revenue (“BIR”) in April 2013. On August 10, 2016, the Supreme Court of the Philippines (the “SC”) found in the case of Bloomberry Resorts and Hotels, Inc. vs. the BIR, G. R. No. 212530 (“Bloomberry Case”) that all contractees and licensees of the Philippine Amusement and Gaming Corporation (“PAGCOR”), should be exempt from tax, including Philippine Corporate Income Tax realized from the casino operations, upon payment of the 5% franchise tax. The BIR subsequently filed a Motion for Reconsideration of the said decision. Based on the SC decision, MCE Leisure’s gaming operations should be exempt from Philippine Corporate Income Tax, among other taxes, provided the license fees which are inclusive of the 5% franchise tax under the terms of the PAGCOR charter, are paid.

During the year ended December 31, 2016, Melco Crown Macau and one of the Company’s subsidiary in Macau, and MCE Leisure during the period from September 1, 2016 to December 31, 2016 reported net income generated from gaming operations and had the Group been required to pay the Macau Complementary Tax and Philippine Corporate Income Tax as mentioned above, the Group’s consolidated

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

net income attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2016 would have been decreased by $81,230, and the basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share would have reported reduced income of $0.054 and $0.053 per share for the year ended December 31, 2016. During the years ended December 31, 2015 and 2014, Melco Crown Macau reported net income generated from gaming operations and had the Group been required to pay the Macau Complementary Tax, the Group’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2015 and 2014 would have been decreased by $64,437 and $109,189, respectively, and the basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share would have reported reduced income of $0.040 and $0.040 per share for the year ended December 31, 2015, and $0.066 and $0.066 per share for the year ended December 31, 2014, respectively. During the year ended December 31, 2015, the Company’s subsidiary in Macau reported net loss generated from gaming operations and there was no effect of the tax holiday on the consolidated net income attributable to Melco Resorts & Entertainment Limited and on the basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share.

In 2013, Melco Crown Macau made an application to the Macau Government for a tax concession arrangement for its shareholders. Pursuant to the proposed terms issued by the Macau Government in December 2013 which was accepted by Melco Crown Macau in January 2014, an annual lump sum amount of MOP22,400,000 (equivalent to $2,795) is payable by Melco Crown Macau to the Macau Government, effective retroactively from 2012 through 2016 coinciding with the 5-year tax holiday mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Crown Macau on dividend distributions from gaming profits. Such annual lump sum tax payments are required regardless of whether dividends are actually distributed or whether Melco Crown Macau has distributable profits in the relevant year. Melco Crown Macau has also applied for an additional 5-year extension for the tax concession arrangement. Such application is being reviewed by the Macau Government as of the date of this report.

The effective tax rates for the years ended December 31, 2016, 2015 and 2014 were positive rate of 10.9%, negative rate of 1.7% and positive rate of 0.6%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of change in valuation allowance, the effect of expenses for which no income tax benefit is receivable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2016, 2015 and 2014.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2016 and 2015 consisted of the following:

	December 31,
	2016	2015
Deferred tax assets
Net operating loss carried forwards	$167,949	$149,616
Depreciation and amortization	24,248	15,644
Deferred deductible expenses	2,454	3,994
Deferred rents	26,326	21,243
Others	9,949	7,219

Sub-total	230,926	197,716

Valuation allowances
Current	(43,764)	(26,617)
Long-term	(182,349)	(165,583)

Sub-total	(226,113)	(192,200)

Total deferred tax assets	4,813	5,516

Deferred tax liabilities
Land use rights	(50,645)	(52,032)
Intangible assets	(505)	(505)
Unrealized capital allowance	(3,374)	(3,061)
Others	(6,588)	(5,414)

Total deferred tax liabilities	(61,112)	(61,012)

Deferred tax liabilities, net	$(56,299)	$(55,496)

As of December 31, 2016 and 2015, valuation allowances of $226,113 and $192,200 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2016, adjusted operating tax loss carry forwards, amounting to $222,310, $419,874 and $289,868 will expire in 2017, 2018 and 2019, respectively. Adjusted operating tax loss carried forward of $173,103 has expired during the year ended December 31, 2016.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries available for distribution to the Company of approximately $95,037 and $6,630 as at December 31, 2016 and 2015, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2016 and 2015 exclude the undistributed earnings of Melco Crown Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $11,603 and $994 as at December 31, 2016 and 2015, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax position requiring recognition in the consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 and there is no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. As of December 31, 2016 and 2015, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

The income tax returns of the Company and its subsidiaries remain open and subject to examination by the tax authorities of Hong Kong, Macau, the Philippines and other jurisdictions until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau and the Philippines are 6 years, 5 years and 3 years, respectively.

17.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan

The Company adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”), as amended, for grants of share options and nonvested shares of the Company’s ordinary shares to eligible directors, employees and consultants of the Group and its affiliates. The maximum term of an award was 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2006 Share Incentive Plan was 100,000,000 over 10 years. On December 7, 2011, the Group adopted a new share incentive plan (“2011 Share Incentive Plan”) as described below and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan.

Share Options

A summary of share options activity under the 2006 Share Incentive Plan for the year ended December 31, 2016, is presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2016	11,657,403	$1.61
Exercised	(1,743,609)	1.74

Outstanding as of December 31, 2016	9,913,794	$1.58	2.52	$36,846

Fully vested as of December 31, 2016	9,913,794	$1.58	2.52	$36,846

Exercisable as of December 31, 2016	9,913,794	$1.58	2.52	$36,846

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Share Options - continued

The following is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2016	2015	2014
Proceeds from the exercise of share options	$3,036	$1,904	$1,758

Intrinsic value of share options exercised	$6,205	$5,152	$5,472

As of December 31, 2016, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Company adopted the 2011 Share Incentive Plan, effective on December 7, 2011 and was subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Group and its affiliates. The maximum term of an award is 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2016, there were 80,981,010 ordinary shares available for grants of various share-based awards under the 2011 Share Incentive Plan.

Share Options

During the year ended December 31, 2016, the exercise price for share options granted under the 2011 Share Incentive Plan was determined at the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market on the date of grant. During the years ended December 31, 2015 and 2014, the exercise price for share options granted under the 2011 Share Incentive Plan was determined at the higher of the closing price at the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange. These share options became exercisable over vesting periods of three years. The share options granted expire 10 years from the date of grant.

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical of expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

The fair value of share options granted under the 2011 Share Incentive Plan was estimated on the date of grant using the following weighted average assumptions:

	Year Ended December 31,
	2016	2015	2014
Expected dividend yield	1.00%	1.40%	1.11%
Expected stock price volatility	46.08%	57.86%	69.56%
Risk-free interest rate	1.47%	1.59%	2.04%
Expected term (years)	5.6	6.1	6.1

On March 18, 2016, the Board of Directors of the Company approved a modification to lower the exercise prices and extend the vesting periods of certain outstanding underwater share options held by active employees as of March 18, 2016. Share options eligible for modification were those that were granted during the years ended December 2015, 2014 and 2013 under the 2011 Share Incentive Plan, including those unvested, or vested but not exercised. The total of 4,572,234 eligible share options were modified with an exercise price of $17.27 per ADS or $5.7567 per share, which was the closing price of the Company’s ADS trading on the NASDAQ Global Select Market on the date of modification. The vesting period for the relevant share options (including certain vested share options) was extended as part of the modification. The number of the Company’s ordinary share subject to the modified share options and the expiration dates of such modified share options will remain the same as the original share options. A total incremental share-based compensation expense resulting from the modification was approximately $689, representing the excess of the fair value of the modified share options, using Black-Scholes valuation model, over the fair value of the share options immediately before its modification. The incremental share-based compensation expense and the unrecognized compensation costs remaining from the original share options are being recognized on a straight-line basis over a new vesting period of three years from the date of modification. The significant weighted average assumptions used to determine the fair value of the modified share options includes expected dividend of 1%, expected stock price volatility of 45.8%, risk-free interest rate of 1.31% and expected term of 5.6 years.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2016, is presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2016	6,272,967	$7.98
Granted	4,951,014	5.74
Granted under modification	4,572,234	5.76
Canceled under modification	(4,572,234)	9.02
Exercised	(46,320)	4.70
Forfeited	(272,537)	7.37
Expired	(52,773)	8.42

Outstanding as of December 31, 2016	10,852,351	$5.61	8.00	$887

Vested as of December 31, 2016	1,447,767	$4.70	5.24	$873

Expected to vest as of December 31, 2016	9,404,584	$5.75	8.43	$14

Exercisable as of December 31, 2016	1,447,767	$4.70	5.24	$873

The following is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2016	2015	2014
Weighted average grant date fair value (excluding options granted under modification)	$2.29	$3.45	$7.11

Proceeds from the exercise of share options	$218	$511	$397

Intrinsic value of share options exercised	$28	$98	$232

As of December 31, 2016, there was $14,519 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.23 years.

Restricted Shares

During the years ended December 31, 2016, 2015 and 2014, the grant date fair value for restricted shares granted under the 2011 Share Incentive Plan, with vesting periods of three years, was determined with reference to the market closing price of the Company’s ADS trading on the NASDAQ Global Select Market on the date of grant.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

A summary of restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2016, is presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value per Share
Unvested as of January 1, 2016	2,234,690	$8.80
Granted	3,160,176	5.74
Vested	(321,531)	8.56
Forfeited	(182,238)	6.95

Unvested as of December 31, 2016	4,891,097	$6.91

The following is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2016	2015	2014
Weighted average grant date fair value	$5.74	$7.24	$12.42

Grant date fair value of restricted shares vested	$2,751	$3,809	$3,821

As of December 31, 2016, there was $17,250 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.94 years.

MCP Share Incentive Plan

MCP adopted a share incentive plan (the “MCP Share Incentive Plan”), effective on June 24, 2013 and was subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase the MCP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MCP and its subsidiaries, and the Group and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MCP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MCP from time to time over 10 years. As of December 31, 2016, there were 163,597,467 MCP common shares available for grants of various share-based awards under the MCP Share Incentive Plan.

Share Options

There was no share options granted under the MCP Share Incentive Plan during the year ended December 31, 2016. During the year ended December 31, 2015, the exercise price for share options granted under the MCP Share Incentive Plan was determined with reference to the market closing price of MCP common shares on the date of grant. During the year ended December 31, 2014, there were 9,543,186 share

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

options granted under the MCP Share Incentive Plan, the exercise price for 4,861,003 share options granted was determined at the higher of the closing price of MCP common shares on the date of grant and the average closing price for the five trading days preceding the date of grant, and the exercise price for 4,682,183 share options granted was fixed at $0.19 per share, with the same exercise price with the share options granted under the MCP Share Incentive Plan on June 28, 2013 as approved by MCP’s management that these personnel would contribute significantly to the pre-opening of City of Dreams Manila and joined MCP and its subsidiaries (collectively referred to as the “MCP Group”) prior to March 31, 2014. These share options generally became exercisable over vesting periods of three years. The share options granted expire 10 years from the date of grant.

MCP uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine Government bond yield at the time of grant for the period equal to the expected term.

The fair value of share options granted under the MCP Share Incentive Plan was estimated on the date of grant using the following weighted average assumptions:

	Year Ended December 31,
	2015	2014
Expected dividend yield	—	—
Expected stock price volatility	45.00%	40.00%
Risk-free interest rate	4.08%	3.77%
Expected term (years)	5.4	5.2

On August 2, 2016, the board of MCP approved a proposal to allow for an option exchange program, designed to provide the eligible personnel an opportunity to exchange certain outstanding underwater share options for new restricted shares to be granted (the “Option Exchange Program”). Share options eligible for exchange were those that were granted during the years ended December 31, 2013 and 2014 under the MCP Share Incentive Plan, including those unvested, or vested but not exercised. The acquiescence of the Philippine SEC on the Option Exchange Program was obtained by MCP on September 30, 2016. The exchange was subject to the eligible personnel’s consent and became effective on October 21, 2016, which was the deadline for acceptance of the exchange by the eligible personnel. A total of 96,593,629 eligible share options were tendered by eligible personnel, representing 99.2% of the total share options eligible for exchange. MCP granted an aggregate of 43,700,116 new restricted shares in exchange for the eligible share options surrendered. The new restricted shares have vesting periods of 3 years. A total incremental share-based compensation expense resulting from the Option Exchange Program was approximately $883, representing the excess of the fair value of the new restricted shares over the fair value of the surrendered share options immediately before the exchange. The fair value of the new restricted shares is determined

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Share Options - continued

with reference to the market closing price of the MCP common shares at the effective date of the exchange. The incremental share-based compensation expense and unrecognized compensation costs remaining from the surrendered share options as a result of the exchange are being recognized on a straight-line basis over the new vesting period.

A summary of share options activity under the MCP Share Incentive Plan for the year ended December 31, 2016, is presented below:

	Number of Share Options	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2016	124,710,632	$0.17
Forfeited	(6,850,299)	0.19
Canceled under Option Exchange Program	(96,593,629)	0.17
Expired	(8,891,994)	0.18

Outstanding as of December 31, 2016	12,374,710	$0.11	7.86	$44

Vested as of December 31, 2016	7,277,311	$0.15	7.15	$11

Expected to vest as of December 31, 2016	5,097,399	$0.07	8.88	$33

Exercisable as of December 31, 2016	7,277,311	$0.15	7.15	$11

The following is provided for share options under the MCP Share Incentive Plan:

	Year Ended December 31,
	2016	2015	2014
Weighted average grant date fair value	$—	$0.03	$0.14

As of December 31, 2016, there was $136 unrecognized compensation costs related to share options under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.87 years.

Restricted Shares

During the years ended December 31, 2015 and 2014, the grant date fair value for restricted shares granted under the MCP Share Incentive Plan, with vesting periods generally of three years, was determined with reference to the market closing price of the MCP common shares on the date of grant.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MCP Share Incentive Plan - continued

Restricted Shares - continued

A summary of restricted shares activity under the MCP Share Incentive Plan for the year ended December 31, 2016, is presented below:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value per Share
Unvested as of January 1, 2016	28,531,215	$0.17
Granted under Option Exchange Program	43,700,116	0.09
Vested	(19,541,800)	0.17
Forfeited	(3,433,823)	0.20

Unvested as of December 31, 2016	49,255,708	$0.09

The following is provided for restricted shares under the MCP Share Incentive Plan:

	Year Ended December 31,
	2016	2015	2014
Weighted average grant date fair value	$—	$0.08	$0.29

Grant date fair value of restricted shares vested	$3,280	$6,989	$—

As of December 31, 2016, there was $1,251 unrecognized compensation costs related to restricted shares under the MCP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.31 years.

The share-based compensation cost for the Group was recognized as follows:

	Year Ended December 31,
	2016	2015	2014
Share-based compensation cost:
2006 Share Incentive Plan	$—	$—	$1,071
2011 Share Incentive Plan	16,399	13,734	11,505
MCP Share Incentive Plan	2,088	7,093	7,825

Total share-based compensation expenses recognized in general and administrative expenses	$18,487	$20,827	$20,401

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

18.	EMPLOYEE BENEFIT PLANS

The Group provides defined contribution plans for its employees and executive officers in Macau, Hong Kong, the Philippines and certain other jurisdictions.

Macau

Employees employed by the Group in Macau are members of government-managed Social Security Fund Scheme (the “SSF Scheme”) which is operated by the Macau Government and the Group is required to pay a monthly fixed contribution to the SSF Scheme to fund the benefits.

The Group provides options for its qualifying employees in Macau to participate in voluntary defined contribution schemes (the “Macau Schemes”) which are operated by the Group in Macau. The Group either contributes a fixed percentage of the eligible employees’ base salaries, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of base salaries, determined by seniority, tenure and the type of plan, to the Macau Schemes. The Group’s contributions to the Macau Schemes are vested in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Macau Schemes were established under trust with the fund assets being held separately from those of the Group by independent trustees in Macau.

Hong Kong

Executive officers, employees employed by the Group in Hong Kong and certain employees employed by the Group in other jurisdictions are members of Mandatory Provident Fund Schemes (the “MPF Schemes”) which are operated by the Group in Hong Kong. The Group provides options for its qualifying employees to participate in voluntary contribution plan of the MPF Schemes. The Group is required to contribute a certain percentage of the executive officers’ and employees’ base salaries, determined by seniority, tenure and the type of plan, to the MPF Schemes, which included the Group’s mandatory portion. The excess of contributions over the Group’s mandatory portion are treated as the Group’s voluntary contribution and are vested in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Group’s mandatory contributions to the MPF Schemes are fully and immediately vested to the executive officers and employees once they are paid. The MPF Schemes were established under trust with the fund assets being held separately from those of the Group by independent trustees in Hong Kong.

The Philippines

Employees employed by MCP Group in the Philippines are members of government-managed Social Security System Scheme (the “SSS Scheme”) which is operated by the Philippine Government and MCP Group is required to pay a certain percentage of the employees’ relevant income and met the minimum mandatory requirements of the SSS Scheme to fund the benefits.

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

During the years ended December 31, 2016, 2015 and 2014, the Group’s contributions into the defined contribution plans were $16,105, $18,295 and $14,823, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after taxation to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2016 and 2015, the balance of the reserve amounted to $31,202 and $31,202, respectively.

The Group’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes, credit facility agreements and other associated agreements, details of which are disclosed in Note 11 under each of the respective borrowings.

20.	DIVIDENDS

On February 25, 2014, the Company’s Board of Directors adopted a dividend policy (the “2014 Dividend Policy”), pursuant to which the Company intended, subject to its capacity to pay from accumulated and future earnings, cash availability and future commitments, to provide its shareholders with quarterly dividends of approximately 30% of the Company’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the relevant quarter, effective from the first quarter of 2014. The 2014 Dividend Policy also allowed the Company to declare special dividends from time to time in addition to the quarterly dividends. On January 12, 2017, the Company’s Board of Directors amended the 2014 Dividend Policy to one targeting a quarterly cash dividend payment of $0.03 per ordinary share of the Company, subject to the Company’s capacity to pay from accumulated and future earnings, cash availability and future commitments (the “2017 Dividend Policy”), effective from the fourth quarter of 2016.

On March 16, 2016, the Company paid a special dividend of $0.2146 per share and recorded $108,639 and $238,586 as a distribution against additional paid-in capital and retained earnings, respectively.

On May 31, 2016, August 31, 2016 and November 30, 2016, the Company paid quarterly dividends of $0.0073, $0.0063 and $0.0126 per share, respectively, and recorded $38,344 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $385,569 were paid during the year ended December 31, 2016.

On March 16, 2015, June 5, 2015, September 4, 2015 and December 4, 2015, the Company paid quarterly dividends of $0.0171, $0.0112, $0.0045 and $0.0061 per share, respectively. During the year ended December 31, 2015, the Company recorded $62,850 as a distribution against retained earnings.

On April 16, 2014, the Company paid a special dividend of $0.1147 per share and recorded $189,459 as a distribution against additional paid-in capital.

On June 6, 2014, September 4, 2014 and December 4, 2014, the Company paid quarterly dividends of $0.0431, $0.0259 and $0.0239 per share, respectively. During the year ended December 31, 2014, the Company recorded $153,259 as a distribution against retained earnings.

The total amount of special and quarterly dividends of $342,718 were paid during the year ended December 31, 2014.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	DIVIDENDS - continued

On January 12, 2017, a special dividend of $0.4404 per share was declared by the Board of Directors of the Company under the 2017 Dividend Policy and was paid to the shareholders of records as of January 23, 2017.

On February 16, 2017, a quarterly dividend of $0.03 per share has been declared by the Board of Directors of the Company under the 2017 Dividend Policy and was paid in March 2017 to the shareholders of records as of February 27, 2017.

21.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Regular License

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

On January 30, 2015, MCE Leisure applied to PAGCOR for the issuance of the regular casino gaming license (the “Regular License”) for City of Dreams Manila as the Licensees satisfied the investment commitment under the terms of the Provisional License.

PAGCOR issued the Regular License dated April 29, 2015 in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. The Regular License has the same terms and conditions as the Provisional License, and is valid until July 11, 2033.

Further details of the terms and commitments under the Regular License are included in Note 22(c).

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

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, MCE Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and the operation and management of City of Dreams Manila until the expiry of the Regular License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitments under the Cooperation Agreement are included in Note 22(c).

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MCP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by MCE Leisure. The Operating Agreement was effective on March 13, 2013 and ends on the date of expiry of the Regular License (as that Regular License is extended, restored or renewed) (currently expected to be on July 11, 2033 or, unless terminated earlier in accordance with the terms of the Operating Agreement). Under the Operating Agreement, MCE Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to PLAI upon commencement of operations of City of Dreams Manila in December 2014, in particular, PLAI has the right to receive monthly payments from MCE Leisure, based on the performance of gaming operations of City of Dreams Manila and was included in “Payments to the Philippine Parties” in the consolidated statements of operations, and MCE Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MCP Lease Agreement

The MCP Lease Agreement entered into between MCE Leisure and Belle, and was subsequently amended from time to time, became effective on March 13, 2013. Under the MCP Lease Agreement, Belle agreed to lease to MCE Leisure the land and certain of the building structures for City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property is used by MCE Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses.

22.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2016, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling $317,185.

(b)	Lease Commitments and Other Arrangements

Operating Leases – As a Lessee

The Group leased a portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancelable operating lease agreements that expire at various dates through July 2033. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2016, 2015 and 2014, the Group incurred rental

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements - continued

Operating Leases – As a Lessee - continued

expenses amounting to $37,349, $39,667 and $32,829, respectively, which consisted of minimum rental expenses of $32,228, $32,864 and $25,374 and contingent rental expenses of $5,121, $6,803 and $7,455, respectively.

As of December 31, 2016, minimum lease payments under all non-cancelable leases were as follows:

Year ending December 31,
2017	$24,474
2018	23,738
2019	23,213
2020	16,167
2021	15,631
Over 2021	62,177

$165,400

As Grantor of Operating and Right To Use Arrangement

The Group entered into non-cancelable operating and right to use agreements mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through October 2025. Certain of the operating and right to use agreements include minimum base fees with escalated contingent fee clauses. During the years ended December 31, 2016, 2015 and 2014, the Group earned contingent fees of $23,461, $12,898 and $17,497, respectively.

As of December 31, 2016, minimum future fees to be received under all non-cancelable operating and right to use agreements were as follows:

Year ending December 31,
2017	$13,938
2018	25,042
2019	20,935
2020	14,246
Over 2021	2,779

$76,940

The total minimum future fees do not include the escalated contingent fee clauses.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau Government granted a gaming subconcession to Melco Crown Macau to operate the gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Crown Macau has committed to pay the Macau Government the following:

i)	A fixed annual premium of $3,744 (MOP30,000,000).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)	A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau Government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)	Melco Crown Macau must maintain a guarantee issued by a Macau bank in favor of the Macau Government in a maximum amount of $37,437 (MOP300,000,000) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee given by the bank to the Macau Government as disclosed in Note 22(c)(v) above, a sum of 1.75% of the guarantee amount will be payable by Melco Crown Macau quarterly to such bank.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

Altira Macau

On December 18, 2013, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. According to the revised land amendment, the government land use fees were $186 per annum. As of December 31, 2016, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $2,631.

City of Dreams

On January 29, 2014, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located. The amendment required an additional land premium of approximately $23,344, which was fully paid in January 2016. As of December 31, 2015, the total outstanding balance of the land premium was included in accrued expenses and other current liabilities in an amount of $3,788. According to the revised land amendment, the government land use fees were $1,185 per annum during the development period of additional hotel at City of Dreams; and $1,235 per annum after the completion of the development. As of December 31, 2016, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $20,431.

Studio City

On September 23, 2015, the Macau Government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located. Such amendment reflected the change to build a five-star hotel to a four-star hotel. According to the revised land amendment, the government land use fees were $490 per annum during the development period of Studio City; and $1,131 per annum after the development period. As of December 31, 2016, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $10,034.

In October 2016, the Group filed an application with the Macau government requesting an extension of the development period under the land concession contract for Studio City Land. Such application is being reviewed by the Macau government as of the date of this report.

Regular License

PAGCOR issued the Regular License dated April 29, 2015 in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. Other commitments required by PAGCOR under the Regular License included as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,008) to ensure prompt and punctual remittance/payment of all license fees.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Regular License - continued

•	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation. The license fees are inclusive of the 5% franchise tax under the terms of the PAGCOR charter.

For taxable periods prior to April 1, 2014, under the terms of the Regular License, PAGCOR and the Licensees agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. In May 2014, PAGCOR temporarily allowed the Licensees to reallocate 10% of the license fees for payment of Philippine Corporate Income Tax effective from April 1, 2014. The said reallocation of 10% of the license fees was required to be used for subsidizing the payment of Philippine Corporate Income Tax and any portion not used for such payment must be paid to PAGCOR as an annual true-up payment (as defined). This adjustment was to address the additional exposure to Philippine Corporate Income Tax on the Licensees brought by the BIR RMC No. 33-2013 in April 2013. The 10% license fee adjustment was a temporary measure to address the unilateral BIR action and is not intended to modify, amend or revise the Regular License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Regular License, in the event BIR action to collect Philippine Corporate Income Tax from PAGCOR licensees is permanently restrained, corrected or withdrawn by order of BIR or the courts or under a new law. PAGCOR and the Licensees also agreed that the 10% license fee adjustment is not an admission of the validity of BIR RMC No. 33-2013 and it is not a waiver of any of the remedies against any assessments by BIR for Philippine Corporate Income Tax on the gaming revenue of the Licensees in the Philippines. On August 10, 2016, the SC found in the Bloomberry Case that all contractees and licensees of PAGCOR, should be exempt from tax, including Philippine Corporate Income Tax realized from the casino operations, upon payment of the 5% franchise tax. On August 15, 2016, PAGCOR discontinued the 10% license fee adjustment.

•	The Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by the Licensees and approved by PAGCOR.

•	PAGCOR may collect a 5% fee of non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues of hotel operations should not be subject to the 5% fee except for rental income received from retail concessionaires.

•	Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt or insolvent; and (d) if the debt-to-equity ratio is more than 70:30. As of December 31, 2016 and 2015, MCE Holdings Group, as one of the parties as Licensees, has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Regular License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensees arising out of, or in connection with, any breach by the indemnifying Licensee of the Regular License. Also, each of the Philippine Parties and MCE Holdings Group agree to indemnify the non-breaching party for any loss suffered or incurred as a result of a breach of any warranty.

(d)	Guarantees

Except as disclosed in Note 11, the Group has made the following significant guarantees as of December 31, 2016:

•	Melco Crown Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of the bank guarantee issued to the Macau Government under gaming subconcession to the consolidated financial statements.

•	The Company has entered into two deeds of guarantee with third parties amounted to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•	In October 2013, Studio City Developments Limited entered into a trade credit facility of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility is available until August 31, 2017 and guaranteed by Studio City Company. As of December 31, 2016, approximately $643 of the Trade Credit Facility had been utilized.

•	MCE Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,008) to a bank in respect of the surety bond issued to PAGCOR as disclosed in Note 22(c) under Regular License.

(e)	Litigation

On August 12, 2014, a subsidiary’s Taiwan branch office and certain of its employees received indictment from the Taipei District Prosecutors Office for alleged violations of certain Taiwan banking and foreign exchange laws. In October 2015, the Taipei District Court rendered a not guilty verdict in favor of all defendants, on all charges alleging violation of Taiwan banking and foreign exchange laws. The Taipei District Court also lifted the freeze order on a deposit account in October 2015 and such deposit was released from restricted cash upon lifting of the freeze order. In October 2015, the prosecutor appealed the Taipei District Court’s not guilty judgment. In June 2016, the Taiwan High Court dismissed the prosecutor’s appeal, affirmed the not guilty verdict in favor of the Taiwan branch office and its employees. Following the Taiwan High Court’s decision, the prosecutor has not filed a further appeal, and as of December 31, 2016, the deadline for such appeal has lapsed under the relevant local statute.

As of December 31, 2016, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings would have no material impact on the Group’s financial statements as a whole.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2016, 2015 and 2014, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2016	2015	2014

Transactions with affiliated companies
Crown’s subsidiaries and its associated company	Consultancy and software license fee expense	$1,699	$773	$699
	Purchase of property and equipment	138	771	830
	Short film production cost(4)	—	—	15,619

Lisboa Holdings Limited (“Lisboa”)(1)	Office rental expense	1,377	1,597	1,810

Melco International’s subsidiaries and its associated company	Management fee expense(2)	1,191	1,177	1,321
	Purchase of property and equipment	315	7,758	2,852
	Other service fee income	1,221	1,609	632

Shun Tak Holdings Limited and its subsidiaries and associated company (collectively referred to as the “Shun Tak Group”)(1)	Office rental expense	280	238	199
	Traveling expense(3)	3,890	3,685	3,641

Sky Shuttle Helicopters Limited (“Sky Shuttle”)(1)	Traveling expense	920	1,021	1,399

Sociedade de Jogos de Macau S.A. (“SJM”)(1)	Traveling expense(3)	340	395	515

Sociedade de Turismo e Diversões de Macau, S.A. and its subsidiaries (collectively referred to as the “STDM Group”)(1)	Office rental expense	1,452	1,451	1,457

Notes

(1)	Companies in which a relative/relatives of Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has/have beneficial interests.
(2)	Management fee expense including the Company’s reimbursement to Melco International’s subsidiary for service fees incurred on its behalf for the operation of the office of the Company’s Chief Executive Officer.
(3)	Traveling expenses including ferry and hotel accommodation services within Hong Kong and Macau.
(4)	The amounts represent short film production cost pursuant to an assignment agreement entered into by a subsidiary of the Company and a subsidiary of Crown for assigning exclusively to a subsidiary of the Company a 50% share of a short film and all related elements. The short film was produced for the purpose of promoting the Company’s properties in Asia and Crown’s properties in Australia.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS - continued

(a)	Amounts Due From Affiliated Companies

The outstanding balances arising from operating income or prepayment of operating expenses as of December 31, 2016 and 2015 are as follows:

	December 31,
	2016	2015
Melco International’s subsidiaries	$1,012	$1,174
Crown and its subsidiary	90	—
Shun Tak Group	1	1

	$1,103	$1,175

The outstanding balances due from affiliated companies as of December 31, 2016 and 2015 as mentioned above are unsecured, non-interest bearing and repayable on demand.

(b)	Amounts Due To Affiliated Companies

The outstanding balances arising from operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2016 and 2015 are as follows:

	December 31,
	2016	2015
Crown’s subsidiary and associated company	$2,063	$1,935
Shun Tak Group	519	231
Sky Shuttle	238	87
Melco International and its subsidiaries	88	—
SJM	75	98
STDM Group	33	87
Lisboa	12	26

	$3,028	$2,464

The outstanding balances due to affiliated companies as of December 31, 2016 and 2015 as mentioned above are unsecured, non-interest bearing and repayable on demand.

24.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City, which commenced operations on October 27, 2015, and City of Dreams Manila, which commenced operations on December 14, 2014. Taipa Square Casino is included within Corporate and Others.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2016	2015	2014
Macau:
Mocha Clubs	$135,707	$145,631	$173,150
Altira Macau	473,731	496,455	501,105
City of Dreams	3,193,895	3,183,460	3,133,680
Studio City	3,466,291	3,769,284	3,902,717

Sub-total	7,269,624	7,594,830	7,710,652

The Philippines:
City of Dreams Manila	825,247	941,926	1,064,459

Corporate and Others	1,245,470	1,725,553	1,485,669

Total consolidated assets	$9,340,341	$10,262,309	$10,260,780

Capital Expenditures
	Year Ended December 31,
	2016	2015	2014
Macau:
Mocha Clubs	$7,763	$6,446	$13,116
Altira Macau	3,031	18,404	21,984
City of Dreams	359,258	331,503	264,922
Studio City	62,754	968,696	907,455

Sub-total	432,806	1,325,049	1,207,477

The Philippines:
City of Dreams Manila	3,621	98,884	405,196

Corporate and Others	1,485	31,909	24,632

Total capital expenditures	$437,912	$1,455,842	$1,637,305

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

The Group’s segment information and reconciliation to net income attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2016	2015	2014
NET REVENUES
Macau:
Mocha Clubs	$120,491	$136,217	$147,373
Altira Macau	439,127	574,848	744,850
City of Dreams	2,590,824	2,794,673	3,848,623
Studio City	838,179	125,303	1,767

Sub-total	3,988,621	3,631,041	4,742,613

The Philippines:
City of Dreams Manila	491,235	300,409	7,564

Corporate and Others	39,540	43,350	52,132

Total net revenues	$4,519,396	$3,974,800	$4,802,309

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$23,789	$30,259	$36,337
Altira Macau	5,116	36,261	84,795
City of Dreams	742,291	798,504	1,165,632
Studio City	155,985	11,594	(1,296)

Sub-total	927,181	876,618	1,285,468

The Philippines:
City of Dreams Manila	160,336	55,366	6

Total adjusted property EBITDA	1,087,517	931,984	1,285,474

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(34,403)	(16,547)	(870)
Pre-opening costs	(3,883)	(168,172)	(90,556)
Development costs	(95)	(110)	(10,734)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(22,816)	(54,056)	(64,471)
Depreciation and amortization	(472,219)	(359,341)	(246,686)
Land rent to Belle	(3,327)	(3,476)	(3,562)
Share-based compensation	(18,487)	(20,827)	(20,401)
Property charges and others	(5,298)	(38,068)	(8,698)
Net gain on disposal of property and equipment to Belle	8,134	—	—
Gain on disposal of assets held for sale	—	—	22,072
Corporate and Others expenses	(114,770)	(115,735)	(118,971)

Total operating costs and expenses	(724,401)	(833,569)	(600,114)

OPERATING INCOME	$363,116	$98,415	$685,360

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2016	2015	2014
NON-OPERATING INCOME (EXPENSES)
Interest income	$5,951	$13,900	$20,025
Interest expenses, net of capitalized interest	(223,567)	(118,330)	(124,090)
Amortization of deferred financing costs	(48,345)	(38,511)	(28,055)
Loan commitment and other finance fees	(7,451)	(7,328)	(18,976)
Foreign exchange gains (losses), net	7,356	(2,156)	(6,155)
Other income, net	3,572	2,317	2,313
Loss on extinguishment of debt	(17,435)	(481)	—
Costs associated with debt modification	(8,101)	(7,603)	—

Total non-operating expenses, net	(288,020)	(158,192)	(154,938)

INCOME (LOSS) BEFORE INCOME TAX	75,096	(59,777)	530,422
INCOME TAX EXPENSE	(8,178)	(1,031)	(3,036)

NET INCOME (LOSS)	66,918	(60,808)	527,386
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	108,988	166,555	80,894

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$175,906	$105,747	$608,280

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle, net gain on disposal of property and equipment to Belle, gain on disposal of assets held for sale, Corporate and Others expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2016	2015	2014
Macau	$6,330,624	$6,355,934	$5,366,692
The Philippines	533,477	691,729	728,999
Hong Kong and other foreign countries	1,493	2,390	1,817

Total long-lived assets	$6,865,594	$7,050,053	$6,097,508

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

On June 24, 2014, MCP and MCE (Philippines) Investments Limited (“MCE Investments”) completed a placing and subscription transaction (the “2014 Placing and Subscription Transaction”), under which MCE Investments offered and sold in a private placement to various institutional investors of 485,177,000 common shares of MCP at the offer price of PHP11.30 per share (equivalent to $0.26 per share) (the “2014 Offer”). MCE Investments then used the proceeds from the 2014 Offer to subscribe for an equivalent number of common shares of MCP at the subscription price of PHP11.30 per share (equivalent to $0.26 per share). The aforesaid transactions decreased the Company’s shareholding in MCP and the Group recognized an increase of $57,293 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

During the year ended December 31, 2014, the Company, through its subsidiaries, acquired 3,400 common shares of MCP under trust arrangements and sold 200 common shares of MCP to two independent directors of MCP.

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

During the year ended December 31, 2016, the Company through MCE Investments, purchased 50,263,000 common shares of MCP at a total consideration of PHP123,307,331 (equivalent to $2,614 based on exchange rate on transaction date) from the open market, which increased the Company’s shareholding in MCP and the Group recognized a decrease of $761 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

During the years ended December 31, 2016 and 2015, 19,541,800 and 38,375,178 restricted shares under the MCP Share Incentive Plan were vested, which decreased the Company’s shareholding in MCP and the Group recognized a decrease of $543 and $1,740, respectively in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MCP.

During the years ended December 31, 2016 and 2015, the total transfers to noncontrolling interests amounted to $1,304 and $9,108, respectively, and during the year ended December 31, 2014, the total transfers from noncontrolling interest amounted to $57,293, in relation to transactions as described above. The Group retains its controlling financial interests in MCP before and after the above transactions.

MELCO RESORTS & ENTERTAINMENT LIMITED

(FORMERLY KNOWN AS MELCO CROWN ENTERTAINMENT LIMITED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES - continued

The schedule below discloses the effects of changes in the Company’s ownership interest in MCP on the Company’s equity:

	Year Ended December 31,
	2016	2015	2014
Net income attributable to Melco Resorts & Entertainment Limited	$175,906	$105,747	$608,280
Transfers (to) from noncontrolling interests:
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from purchases of common shares of MCP from the open market	(761)	—	—
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from subscription of common shares of MCP	—	(7,368)	—
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from the vesting of restricted shares under the MCP Share Incentive Plan	(543)	(1,740)	—
Increase in Melco Resorts & Entertainment Limited additional paid-in capital resulting from the 2014 Placing and Subscription Transaction for subscription of common shares of MCP	—	—	57,293

Changes from net income attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$174,602	$96,639	$665,573