Form 20-F
period 2017-12-31
Melco Resorts & Entertainment LTD
filed 2018-04-12
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

1,478,429,243 ordinary shares outstanding as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

ii

iii

INTRODUCTION

In this annual report on Form 20-F, unless otherwise indicated:

•	“2010 Senior Notes” refers to the US$600 million aggregate principal amount of 10.25% senior notes due 2018 issued by Melco Resorts Finance on May 17, 2010 and fully redeemed on March 28, 2013;

•	“2011 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment agreement dated June 22, 2011, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, comprising a term loan facility and a revolving credit facility, for a total amount of HK$9.36 billion (equivalent to approximately US$1.2 billion), and which have been amended and restated by the 2015 Credit Facilities;

•	“2012 Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012;

•	“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by Melco Resorts Finance on February 7, 2013 and fully redeemed on June 14, 2017;

•	“2013 Top-up Placement” refers to the placing and top-up subscription of 981,183,700 MRP Shares (including over allotment option) conducted by MRP in April 2013, which raised approximately US$338.5 million as net proceeds;

•	“2014 Top-up Placement” refers to the placing and top-up subscription of 485,177,000 MRP Shares conducted by MRP in June 2014, which raised approximately US$122.2 million as net proceeds;

•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;

•	“2015 Private Placement” refers to the placing of 693,500,000 MRP Shares by MRP to MCO (Philippines) Investments Limited, our subsidiary, in November 2015, at a subscription price of PHP3.90 per share, which increased the Company’s equity interest in MRP from 68.3% to 72.2% upon the completion of the placement;

•	“2016 Studio City Notes” refers to the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021, each issued by Studio City Company on November 30, 2016;

•	“2017 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 issued by Melco Resorts Finance, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;

•	“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$129,000) term loan facility;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•	“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by MCE Transportation in June 2012 for the purpose of funding the acquisition of an aircraft;

•	“Altira Hotel” refers to our former subsidiary, Altira Hotel Limited, a Macau company through which we operated hotel and certain other non-gaming businesses at Altira Macau and which has been merged with Altira Resorts;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming businesses at Altira Macau;

•	“Articles” refers to our amended and restated memorandum and articles of association adopted on March 29, 2017;

•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and three luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“City of Dreams Manila” refers to a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila;

•	“COD Hotels” refers to our former subsidiary, COD Hotels Limited (formerly known as Melco Crown (COD) Hotels Limited), a Macau company through which we operated hotels and certain other non-gaming businesses at City of Dreams and which has been merged with, among others, COD Resorts;

•	“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming businesses at City of Dreams and provide shared services within the Company;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd.;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“LIBOR” refers to the London Interbank Offered Rate;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE Transportation” refers to our subsidiary, MCE Transportation Limited, a company incorporated under the laws of the British Virgin Islands;

•	“Melco Acquisition” refers to the privately-negotiated sale entered into between Melco Leisure and Crown Asia Investments on December 14, 2016 wherein Melco Leisure agreed to purchase 198,000,000 of our ordinary shares from Crown Asia Investments;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco International;

•	“Melco Philippine Parties” refers to Melco Resorts Leisure, MPHIL Holdings No. 1 and MPHIL Holdings No. 2;

•	“Melco Resorts Finance” refers to our subsidiary, Melco Resorts Finance Limited (formerly known as MCE Finance Limited), a Cayman Islands exempted company with limited liability;

•	“Melco Resorts Leisure” refers to our subsidiary, Melco Resorts Leisure (PHP) Corporation (formerly known as MCE Leisure (Philippines) Corporation), a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“MPHIL Holdings No. 1” refers to our subsidiary, MPHIL Holdings No. 1 Corporation (formerly known as MCE Holdings (Philippines) Corporation), a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“MPHIL Holdings No. 2” refers to our subsidiary, MPHIL Holdings No. 2 Corporation (formerly known as MCE Holdings No. 2 (Philippines) Corporation), a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Regular License;

•	“MRP” refers to our subsidiary, Melco Resorts and Entertainment (Philippines) Corporation (formerly known as Melco Crown (Philippines) Resorts Corporation), the shares of which are listed on the Philippine Stock Exchange;

•	“MRP Share(s)” refers to the common shares of MRP of par value PHP1.00 per share;

•	“New Cotai Holdings” refers to New Cotai Holdings, LLC, a Delaware limited liability company, primarily owned by investment funds;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“PAGCOR” refers to the Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•	“Philippine Cooperation Agreement” refers to the cooperation agreement (as amended) entered into between the Philippine Parties and the Melco Philippine Parties on October 25, 2012, which became effective on March 13, 2013;

•	“Philippine Licensees” refers to holders of the Regular License, which include the Melco Philippine Parties and the Philippine Parties;

•	“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by Melco Resorts Leisure on January 24, 2014 and guaranteed by our Company and partially redeemed on October 9, 2017;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“Philippine peso(s)” and “PHP” refer to the legal currency of the Philippines;

•	“Philippine Stock Exchange” refers to The Philippine Stock Exchange, Inc.;

•	“Provisional License” refers to the provisional gaming license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines, under which the Melco Philippine Parties and the Philippine Parties are co-licensees under the Amended Certificate of Affiliation and Provisional License dated January 28, 2013;

•	“Regular License” refers to the regular gaming license dated April 29, 2015 issued by PAGCOR to the Philippine Licensees in replacement of the Provisional License for the operation of City of Dreams Manila;

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“RMB Bonds” refers to the RMB2.3 billion (equivalent to approximately US$353.3 million based on exchange rate on transaction date) aggregate principal amount of 3.75% bonds due 2013 issued by our Company on May 9, 2011 and fully redeemed on March 11, 2013;

•	“SCI” refers to Studio City International Holdings Limited, a company incorporated in the British Virgin Islands with limited liability that is 60% owned by one of our subsidiaries and 40% owned by New Cotai Holdings through its wholly-owned subsidiary New Cotai, LLC;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, a Macau company in which we own 60% of the equity interest;

•	“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, a Macau company in which we own 60% of the equity interest;

•	“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Notes” refer to, collectively, the 2012 Studio City Notes and the 2016 Studio City Notes;

•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•	“TWD” and “New Taiwan dollar(s)” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we”, “us”, “our”, “our Company”, “the Company” and “Melco” refer to Melco Resorts & Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2015, 2016 and 2017 and as of December 31, 2016 and 2017.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

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

In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our ability to raise additional financing;

•	our future business development, results of operations and financial condition;

•	growth of the gaming market in and visitation to Macau and the Philippines;

•	our anticipated growth strategies;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau and the Philippines;

•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;

•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Venetian Macau, S.A., or VML, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise, S.A., or MGM Grand Paradise;

•	the formal grant of an occupancy permit for certain areas of City of Dreams that remain under construction or development;

•	our ability to develop the additional land on which Studio City is located in accordance with Studio City land concession requirements, our business plan, completion time and within budget;

•	our entering into new development and construction projects and new ventures in or outside of Macau or the Philippines;

•	construction cost estimates for our development projects, including projected variances from budgeted costs;

•	government regulation of the casino industry, including gaming table allocations, gaming license approvals and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau and the Philippines;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”

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

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2017, 2016 and 2015 and balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1.

The selected consolidated statement of operations data for the years ended December 31, 2014 and 2013 and the balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our consolidated financial statements not included in this annual report. The consolidated balance sheet data as of December 31, 2015, 2014 and 2013 reflect our retrospective adoption in 2016 of the new guidance on simplifying the presentation of debt issuance costs issued by the Financial Accounting Standards Board. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues	$5,284,823	$4,519,396	$3,974,800	$4,802,309	$5,087,178
Total operating costs and expenses	$(4,677,211)	$(4,156,280)	$(3,876,385)	$(4,116,949)	$(4,247,354)
Operating income	$607,612	$363,116	$98,415	$685,360	$839,824
Net income (loss)	$315,293	$66,918	$(60,808)	$527,386	$578,013
Net loss attributable to noncontrolling interests	$31,709	$108,988	$166,555	$80,894	$59,450
Net income attributable to Melco Resorts & Entertainment Limited	$347,002	$175,906	$105,747	$608,280	$637,463
Net income attributable to Melco Resorts & Entertainment Limited per share
— Basic	$0.236	$0.116	$0.065	$0.369	$0.386
— Diluted	$0.235	$0.115	$0.065	$0.366	$0.383
Net income attributable to Melco Resorts & Entertainment Limited per ADS (1)
— Basic	$0.709	$0.348	$0.196	$1.108	$1.159
— Diluted	$0.704	$0.346	$0.195	$1.099	$1.149
Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation
— Basic	1,467,653,209	1,516,714,277	1,617,263,041	1,647,571,547	1,649,678,643
— Diluted	1,479,342,209	1,525,284,272	1,627,108,770	1,660,503,130	1,664,198,091
Dividends declared per share	$0.5604	$0.2408	$0.0389	$0.2076	$—

	December 31,
	2017	2016	2015	2014	2013
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,408,211	$1,702,310	$1,611,026	$1,597,655	$1,381,757
Investment securities	89,874	—	—	—	—
Bank deposits with original maturities over three months	9,884	210,840	724,736	110,616	626,940
Restricted cash	45,542	39,282	317,118	1,816,583	1,143,665
Total assets (3)	8,895,056	9,340,341	10,262,309	10,260,780	8,704,286
Total current liabilities (3)	1,684,014	1,479,140	1,211,017	1,315,004	1,235,455
Long-term debt, net (2)(3)	3,557,562	3,720,275	3,815,232	3,730,998	2,424,107
Total liabilities (3)	5,559,440	5,516,927	5,330,450	5,219,110	3,779,304
Noncontrolling interests	448,065	479,544	592,226	755,529	678,312
Total equity	3,335,616	3,823,414	4,931,859	5,041,670	4,924,982
Ordinary shares	14,784	14,759	16,309	16,337	16,667

(1)	Each ADS represents three ordinary shares.
(2)	Includes current and non-current portion of long-term debt, net of debt issuance costs.
(3)	The amounts have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs, which we adopted on January 1, 2016.

The following events/transactions affect the year-to-year comparability of the selected financial data presented above:

•	On February 7, 2013, Melco Resorts Finance issued the 2013 Senior Notes

•	On March 11, 2013, we completed the early redemption of the RMB Bonds in full

•	On March 13, 2013, the Philippine Cooperation Agreement and the lease agreement between us and the Philippine Parties became effective

•	On March 28, 2013, we completed the early redemption of our 2010 Senior Notes

•	In April 2013, MRP completed the 2013 Top-up Placement, including the over-allotment option

•	On January 24, 2014, Melco Resorts Leisure issued the Philippine Notes

•	On June 24, 2014, MRP completed the 2014 Top-up Placement

•	On July 28, 2014, we drew down the entire delayed draw term loan facility under the Studio City Project Facility

•	On December 14, 2014, City of Dreams Manila commenced operations with its grand opening on February 2, 2015

•	In June 2015, we completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, drew down the entire term loan facility under the 2015 Credit Facilities and repaid the entire outstanding balance of the 2011 Credit Facilities

•	On October 27, 2015, Studio City commenced operations with its grand opening on the same date

•	On November 18, 2015, we completed an amendment to the Studio City Project Facility

•	On November 23, 2015, MRP completed the 2015 Private Placement

•	In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million, and such shares were subsequently cancelled by us

•	On November 30, 2016 (December 1, 2016, Hong Kong time), we repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the term loan facility of the 2021 Studio City

Senior Secured Credit Facility, which was entered into on November 23, 2016) as funded by the net proceeds from the offering of 2016 Studio City Notes issued by Studio City Company on November 30, 2016 and cash on hand

•	In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments for the aggregate purchase price of US$1.2 billion, and such repurchased shares were subsequently cancelled by us

•	On June 6, 2017, Melco Resorts Finance issued US$650.0 million in aggregate principal amount of the 2017 Senior Notes

•	On June 14, 2017, together with the net proceeds from the issuance of US$650.0 million in aggregate principal amount of the 2017 Senior Notes along with the proceeds in the amount of US$350.0 million from a partial drawdown of the revolving credit facility under the 2015 Credit Facilities and cash on hand, Melco Resorts Finance redeemed all of our outstanding 2013 Senior Notes

•	On July 3, 2017, Melco Resorts Finance issued US$350.0 million in aggregate principal amount of the 2017 Senior Notes, the net proceeds from which were used to repay in full the US$350.0 million drawdown from the revolving credit facility under the 2015 Credit Facilities

•	On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion, together with accrued interest

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

The noon buying rate on December 29, 2017 in New York City for cable transfers in H.K. dollar per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8128 to US$1.00. On April 6, 2018, the noon buying rate was HK$7.8482 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning the noon buying rate for H.K. dollars for the period indicated.

	Noon Buying Rate
Period	Period End	Average (1)	High	Low
	(H.K. dollar per US$1.00)
April 2018 (through April 6, 2018)	7.8482	7.8487	7.8490	7.8482
March 2018	7.8484	7.8413	7.8486	7.8275
February 2018	7.8262	7.8222	7.8267	7.8183
January 2018	7.8210	7.8190	7.8230	7.8161
December 2017	7.8128	7.8128	7.8228	7.8050
November 2017	7.8093	7.8052	7.8118	7.7955
October 2017	7.8015	7.8053	7.8106	7.7996
2017	7.8128	7.7926	7.8267	7.7540
2016	7.7534	7.7620	7.8270	7.7505
2015	7.7507	7.7524	7.7686	7.7495
2014	7.7531	7.7545	7.7669	7.7495
2013	7.7539	7.7565	7.7654	7.7503

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in this annual report on Form 20-F were made at the exchange rate of MOP8.0134 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

This annual report on Form 20-F also contains translations of certain Renminbi, New Taiwan dollar and Philippine peso amounts into U.S. dollar. Unless otherwise stated, all translations from Renminbi to U.S. dollar in this annual report on Form 20-F were made at the noon buying rate on December 29, 2017 for cable transfers in RMB per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.5063 to US$1.00. Unless otherwise stated, all translations from New Taiwan dollar to U.S. dollar in this annual report on Form 20-F were made at the noon buying rate on December 29, 2017 for cable transfers in New Taiwan dollar per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which was TWD29.6400 to US$1.00. Unless otherwise stated, all conversion from Philippine peso to U.S. dollar in this annual report on Form 20-F were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was PHP49.9580 to US$1.00 on December 29, 2017. We make no representation that any RMB, TWD, PHP or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or RMB or TWD or PHP, as the case may be, at any particular rate or at all. On April 6, 2018, the noon buying rate was RMB6.3045 to US$1.00 and TWD29.2900 to US$1.00. The Philippine Dealing System ceased publication of exchange rate information on April 1, 2018. The exchange rate as of April 6, 2018 as provided by Bangko Sentral ng Pilipinas (BSP) was PHP52.1280 to US$1.00.

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

Our business operating history is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. City of Dreams commenced operations in June 2009. City of Dreams Manila commenced operations in December 2014. Studio City commenced operations in October 2015. In addition, we have significant projects, such as the additional development of the land on which Studio City is located, which are in various phases of design or development.

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

We primarily depend on our properties in Macau and City of Dreams Manila for our cash flow. Given that our operations are and will be conducted based on our principal properties in Macau and one property in Manila, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	dependence on the gaming and leisure market in Macau and the Philippines and limited diversification of businesses and sources of revenues;

•	a decline in market, economic, competitive and political conditions in Macau, China, the Philippines or generally in Asia;

•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;

•	a decline in air or ferry passenger traffic to Macau or the Philippines due to fears concerning travel or otherwise;

•	travel or visa restrictions to Macau or austerity measures imposed now or in the future by China;

•	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese, Macau and/or Philippine governments;

•	changes in Macau, China and Philippine laws and regulations, or interpretations thereof, including gaming laws and regulations, anti-smoking legislation, as well as China travel and visa policies;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing thereof;

•	natural and other disasters, including typhoons, earthquakes, outbreaks of infectious diseases or terrorism, affecting Macau or the Philippines;

•	lower than expected rate of increase in the number of visitors to Macau or the Philippines;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau and the Philippine markets;

•	a decrease in gaming activities and other spending at our properties; and

•	government restrictions on growth of gaming markets, including those in the form of policies on gaming table allocation and caps.

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

All our current and future construction projects are and will be subject to a number of risks, including:

•	changes to plans and specifications;

•	engineering problems, including defective plans and specifications;

•	shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation in key supply markets;

•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;

•	lack of sufficient, or delays in availability of, financing;

•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;

•	labor disputes or work stoppages;

•	shortage of qualified contractors and suppliers or inability to enter into definitive contracts with contractors with sufficient skills, financial resources and experience on commercially reasonable terms, or at all;

•	disputes with, and defaults by, contractors and subcontractors and other counter-parties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread of viruses;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.

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

We are developing Morpheus, the third phase of City of Dreams, and will be developing the remaining project for Studio City under the terms of land concession contracts which require us to fully develop the lands on which City of Dreams and Studio City are located by June 11, 2018 and July 24, 2021, respectively. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in City of Dreams or Studio City, along with our interest in the land on which City of Dreams and/or Studio City are located and the buildings and structures on such land.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. In accordance with the City of Dreams land concession contract and the Studio City land concession contract, the land on which City of Dreams and the land on which Studio City are located must be fully developed by June 11, 2018 and July 24, 2021, respectively. We are currently developing Morpheus, the third phase of City of Dreams. While we opened Studio City in October 2015, our development plan for the remaining land of Studio City is currently under review. There is no guarantee we will complete the development of Morpheus or the remaining land of Studio City by the relevant deadline. In the event that additional time is required to complete the development of Morpheus or the remaining land of Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its right to terminate the City of Dreams land concession or the Studio City land concession. In the event that no extension is granted or either the City of Dreams land concession or the Studio City land concession is terminated, we could lose all or substantially all of our investment in City of Dreams or Studio City, including our interest in land and buildings and may not be able to continue to operate City of Dreams or Studio City as planned, which will materially adversely affect our business and prospects, results of operations and financial condition.

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

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the Macau Light Rail, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects in Macau. There has been a delay in the development of the Macau Light Rail Transit, and the benefits expected to be brought by proximity of any of our properties to one of the planned Cotai hotel-casino resort stops may not be fully realized until such light rail stops commence operations. In addition, the construction of the Hong Kong — Zhuhai — Macau Bridge, which is expected to significantly reduce the travel time among the three cities, has also experienced delays. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial conditions, results of operations and cash flow.

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

In addition, the demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from mainland China and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy or fears of armed conflict or future acts of terrorism. In addition, our business and results of operations may be materially and adversely affected by any changes in China’s economy, including the decrease in the pace of economic growth. A number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, have contributed to a slowdown of China’s economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 6.9% in 2017, which is similar to the 6.7% in 2016. Any slowdown in China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

City of Dreams Manila is located in the Philippines and is subject to certain economic, political and social risks within the Philippines. The Philippines has in the past experienced severe political and social instability, including acts of political violence. Any future political or social instability in the Philippines could adversely affect the business operations and financial conditions of City of Dreams Manila. In addition, changes in the policies of the government or laws or regulations, or in the interpretation or enforcement of these laws and regulations, such as anti-smoking policies or legislation, may negatively impact consumption patterns of visitors to City of Dreams Manila and could adversely affect our business operations and financial condition.

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

Our business in the Philippines will also depend substantially on revenues from foreign visitors and may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances and terrorist attacks, among others. For example, in June 2017, there were multiple deaths at the Resorts World Manila entertainment complex in Pasay, Metro Manila, Philippines when a gunman caused a stampede and set fire to casino tables and slot machine chairs. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damages and that any such damage will be completely covered by insurance or at all. Any of these occurrences may disrupt our operations in the Philippines.

In addition, the global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the escalation of international trade conflicts, including the potential escalation of trade tariffs and related retaliatory measures. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria and potential conflicts involving the Korean peninsula. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.

A significant number of the gaming customers of our properties come from, and are expected to continue to come from, China. Any travel restrictions imposed by China could disrupt the number of patrons visiting our properties from China. Since mid-2003, under the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. The Chinese government has in the past restricted and loosened IVS travel frequently and may continue to do so from time to time and it is unclear whether such measures will become more restrictive in the future. A decrease in the number of visitors from China would adversely affect our results of operations.

In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties and the amount of spending by such patrons. The strength and profitability of the gaming business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gaming to Chinese mainland residents by casinos and its initiatives to tighten monetary transfer regulations and increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal. Recent conviction of staff of a foreign casino in China in relation to gaming related activities in China have created further regulatory uncertainty on marketing activities in China.

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. Although we now also generate revenues from our Philippine operations, we continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. While the Macau gaming market improved in 2017 compared to 2016, the Macau gaming market, according to the DICJ, experienced a decline in gross gaming revenues from 2014 to 2016. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market.

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

The Philippine gaming industry is also highly regulated, including the new amendment to the existing Philippines Anti-Money Laundering Act, as amended (“AMLA”), whereby casinos are now included as covered persons subject to reporting and other requirements under the AMLA. City of Dreams Manila may legally operate under the Regular License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Regular License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

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

The hotel, resort and gaming industries are highly competitive. The competitors of our business in Macau, the Philippines and elsewhere in Asia include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau, the Philippines and elsewhere.

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

In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Galaxy opened Phase 2 of the Galaxy Macau Resort in May 2015. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened the Parisian Macao in Cotai in September 2016. Wynn Macau opened the Wynn Palace in Cotai in August 2016. MGM Grand Paradise opened MGM Cotai in February 2018. SJM has also begun construction of an additional project which has been announced to open in 2019. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, in December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. Certain other countries, such as Taiwan and Thailand, may also in the future legalize casino gaming and may not be subject to as stringent regulation as the Macau and/or Philippine markets. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

Currently, Macau is the only region in Greater China offering legal casino gaming. Although the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of China that are operated illegally and without licenses. In addition, there is no assurance that China will not in the future permit domestic gaming operations. Competition from casinos in China, legal or illegal, could materially adversely affect our business, results of operations, financial condition, cash flows and prospects.

Our regional competitors also include casino resorts that Melco International may develop elsewhere in Asia Pacific outside Macau. Melco International may develop different interests and strategies for projects in Asia which conflict with the interests of our business in Macau or otherwise compete with us for Asian gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”

The governments in Macau and the Philippines could grant additional rights to conduct gaming in the future, which could significantly increase competition and cause us to lose or be unable to gain market share.

In Macau, Melco Resorts Macau is one of the six companies authorized by the Macau government to operate gaming activities. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. Each concessionaire was permitted to enter into a subconcession agreement with one subconcessionaire. The Macau government is currently considering the process of renewing, extending or granting gaming concessions or subconcessions for concessions and subconcessions expiring in 2020 and 2022. The policies and laws of the Macau government could result in the grant of additional concessions or subconcessions, and we could face additional competition which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share, and as a result, adversely affect our business.

In the Philippines, PAGCOR has issued regular gaming licenses to the Philippine Licensees and one other company and additional provisional gaming licenses to two other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR has also licensed private casino operators in special economic zones, including four in the Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in the Newport City CyberTourism Zone, Pasay City. The Regular License granted by PAGCOR to the Philippine Licensees is non-exclusive, and there is no assurance that PAGCOR will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Regular License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.

Any simultaneous planning, design, construction and development of any projects may stretch our management’s time and resources, which could lead to delays, increased costs and other inefficiencies in the development of these projects.

There may be overlap in the planning, design, development and construction periods of our projects. Members of our senior management will be involved in planning and developing our projects at the same time, in addition to overseeing our day-to-day operations. Our management may be unable to devote sufficient time and attention to such projects, as well as our operating properties, which may result in delays in the construction or opening of any of our current or future projects, cause construction cost overruns or cause the performance of our operating properties to be lower than expected, which could have a material adverse effect on our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our senior management, and our business may be severely disrupted if we lose their services.

We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau and Philippine markets possessed by members of our board of directors, our senior management team, as well as other management personnel. We may experience changes in our key management in the future, including for reasons beyond our control. The loss of Mr. Lawrence Ho’s services or the services of the other members of our board of directors or key management personnel could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for members of our board of directors or key management personnel could be difficult, and competition for personnel of similar experience could be intense in Macau and the Philippines. In addition, we do not currently carry key person insurance on any members of our senior management team.

The success of our business depends on our ability to attract and retain an adequate number of qualified personnel. A limited labor supply and increased competition could cause labor costs to increase.

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

Macau government policy prohibits us from hiring non-Macau resident dealers and supervisors. In addition, the Macau government announced it will continue to monitor the proportion of management positions held by Macau residents and implement measures to ensure such proportion remains no less than 85% of senior and mid-management positions. Due to the increased competition in the labor market and the relevant regulatory restrictions, we cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties, or that costs to recruit and retain such personnel will not increase significantly. The inability to attract and retain qualified employees and management personnel could have a material adverse effect on our business.

Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case-by-case basis and, in relation to construction works, must be at least 1:1 unless otherwise authorized by the Macau government. Such a policy could have a material adverse effect on our ability to complete works on our properties, such as Morpheus, the third phase of City of Dreams, and the additional development of the land on which Studio City is located. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment sectors, or imposes additional restrictions on the hiring of foreign workers generally, this could have a material adverse effect on the operation of our properties.

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

We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we maintain various types of insurance policies for our Philippine business and operations, including mainly property damage, business interruption and general liability insurance policies, and a surety bond required by PAGCOR, which secures the prompt payment by Melco Resorts Leisure of the monthly Licensee Fees due to PAGCOR. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.

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

There is limited available insurance in Macau and the Philippines and our insurers in Macau and the Philippines may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, Melco Resorts Macau’s subconcession contract with Wynn Macau relating to the gaming concession in Macau (the “Subconcession Contract”), the Regular License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau and the Philippines, respectively, unless otherwise authorized by the respective counter-parties. Failure to maintain adequate coverage could be an event of default under our credit agreements, the Subconcession Contract or the Regular License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

In addition to the element of chance, theoretical win rates are also affected by other factors, including player skills and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume and mix of bets placed by our players and the amount of time players spend on gambling — thus our actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause our quarterly results to be volatile. Each of these factors, alone or in combination, have the potential to negatively impact our win rates, and our business, financial condition and results of operations could be materially and adversely affected.

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

Gaming customers may attempt or commit fraud or cheat in order to increase their winnings, possibly in collusion with the casino’s staff. Internal acts of cheating could also be conducted by staff through collusion with dealers, surveillance staff, floor managers or other gaming area staff. Our existing surveillance and security systems, designed to detect cheating at our casino operations, may not be able to detect all such cheating in time or at all, particularly if patrons collude with our employees. In addition, our gaming promoters or other persons could, without our knowledge, enter into betting arrangements directly with our casino patrons on the outcomes of our games of chance, thus depriving us of revenues.

Our operations are reviewed to detect and prevent cheating. Each game has a theoretical win rate and statistics are examined with these in mind. Cheating may give rise to negative publicity and such action may materially affect our business, financial condition, operations and cash flows.

Terrorism, violent criminal acts and the uncertainty of war and other factors affecting discretionary consumer spending and leisure travel may reduce visitation to Macau and the Philippines and harm our operating results.

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Recent terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts in the Middle East and natural disasters such as typhoons, tsunamis and earthquakes, among other things, have negatively affected travel and leisure expenditures. For example, in June 2017, there were multiple deaths at the Resorts World Manila entertainment complex in Pasay, Metro Manila, Philippines when a gunman caused a stampede and set fire to casino tables and slot machine chairs. Terrorism and other criminal acts, including acts of violence or kidnappings of patrons or employees, could have a negative impact on international travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts may affect us, directly or indirectly, in the future.

In addition, other factors affecting discretionary consumer spending, including amounts of disposable consumer income, fears of recession, lack of consumer confidence in the economy, change in consumer preferences, high energy, fuel and other commodity costs and increased cost of travel may negatively impact our business. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could materially adversely affect our business, results of operations and financial condition.

Macau and the Philippines are susceptible to typhoons, heavy rainstorms and other natural disasters that may damage our property and disrupt our operations.

The subtropical climate and location of both Macau and the Philippines render them susceptible to typhoons, heavy rainstorms and other natural disasters. In the event of a major typhoon, such as Typhoon Hato in Macau in August 2017, or other natural disasters in Macau or the Philippines, our properties may be severely disrupted and adversely affected. Any flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate and possibly substantial loss of revenues due to a shutdown of any of our properties. Although we or our operating subsidiaries do carry certain insurance coverage with respect to these events, our coverage may not be sufficient to fully indemnify us against all direct and indirect costs, including loss of business, which could result from substantial damage to, or partial or complete destruction of, our properties or other damages to the infrastructure or economy of Macau or the Philippines.

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

There can be no assurance that an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our employees or others involved in our operations were suspected of having swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our offices or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the global or PRC economy in general.

Health and safety or food safety incidents at our properties may lead to reputational damage and financial exposures.

We provide goods and services to a significant number of customers on a daily basis at our properties in Macau and Manila. In particular, with attractions, entertainment and food and beverage offerings at our properties, there are risks of health and safety incidents or adverse food safety events. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, which may subject us to incur additional costs and damages, and negatively impact our financial performance. Such incidents may also lead to reduced customer flow and reputational damage to our properties. See “— We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability and financial condition.”

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, Pataca or Philippine peso and other risks related to foreign exchange and currencies, including restrictions on conversions and/or repatriation of foreign currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our current revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. In addition, we have revenues, assets, debt and expenses denominated in Philippine peso relating to our business in the Philippines. We also have subsidiaries, branch offices and assets in various countries, including Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the 2017 Senior Notes and Studio City Notes, and certain expenses, are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

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

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2017 and 2016. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

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

We conduct, and expect to continue to conduct, our gaming activities at our casinos on a credit basis as well as a cash basis. Consistent with customary practice in both the Macau and the Philippines gaming markets, we grant credit to our gaming promoters and certain of our premium direct players. Gaming promoters bear the responsibility for issuing credit and subsequently collecting the credit they granted. We extend credit, often on an unsecured basis, to certain gaming promoters and VIP patrons whose level of play and financial resources warrant such an extension in our opinion. High-end patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them.

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

Our business and financial plans may be negatively impacted by any contraction in the availability of credit.

Our business and financing plans may be dependent upon the completion of future financings. Any severe contraction of liquidity in the global credit markets may make it difficult and costly to obtain new lines of credit or to refinance existing debt, and may place broad limitations on the availability of credit from credit sources as well as lengthen the recovery cycle of extended credit. Any deterioration in the credit environment may cause us to have difficulty in obtaining additional financing on acceptable terms, or at all, which could adversely affect our ability to complete current and future projects. Tightening of liquidity conditions in credit markets may also constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.

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

Customers introduced to us by gaming promoters are responsible for a portion of our gaming revenues in Macau and Manila. For the year ended December 31, 2017, approximately 31.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters. With the rise in casino operations in Macau and Manila, the competition for relationships with gaming promoters has increased and is expected to continue to increase. As of December 31, 2017, we had agreements in place with approximately 55 and 20 gaming promoters in Macau and the Philippines, respectively. If we are unable to utilize, maintain and/or develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit, which may increase our overall credit exposure. In addition, gaming promoters may encounter difficulties in attracting patrons to come to Macau or Manila. Gaming promoters may also experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in Macau or Manila. Credit already extended by our gaming promoters may become increasingly difficult to collect. Also, in the event the Macau government reduces the cap on the commission rates payable to gaming promoters, gaming promoters’ incentives to bring travelers to casinos in Macau would be further diminished, and certain of the gaming promoters may be forced to cease operations or divert the travelers to other regions. This inability to attract sufficient patrons, settle accounts with patrons, grant credit and collect amounts due in a timely manner may negatively affect our gaming promoters’ operations, causing them to wind up or liquidate their operations, and as a result, our ability to maintain or grow casino revenues and our ability to recover credit extended may be adversely affected. The inability of gaming promoters to settle accounts with their patrons may expose such gaming promoters to litigation proceedings initiated by affected patrons, which may also expose us to additional litigation risk.

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

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our businesses. These parties include, but are not limited to, those who are engaged in gaming-related activities, such as gaming promoters, developers and hotel, restaurant and night club operators with whom we have or may enter into services or other types of agreements. Under the Macau Gaming Law, Melco Resorts Macau has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming-related activities, where relevant, the gaming regulators also undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties with which we intend to associate. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. If any of our gaming promoters violate gaming laws while on our premises, the government may, in its discretion, take enforcement action against the gaming promoters and may find us jointly liable for such gaming promoter’s violations. Also, if a party associated with us falls below the gaming regulator’s suitability standard or if their probity is in doubt, this may be negatively perceived when assessed by the gaming regulators. As a result, we and our shareholders may suffer reputational harm, as well as impaired relationships with, and possibly sanctions or other measures or actions from, the relevant gaming regulators with authority over our operations.

Any violation of anti-corruption laws, including the FCPA, could have a negative impact on us.

We and our businesses in different jurisdictions are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA. Breach of these anti-corruption laws carries severe criminal and civil sanctions as well as other penalties and reputational harm. There have been increased enforcement activities in the US and elsewhere in recent years and the number of FCPA cases and sanctions imposed by US authorities has risen considerably. We have adopted strict rules of conduct and compliance programs for our employees, agents and contractors, requiring them to conduct all their business dealings and practices in compliance with our policies and relevant anti-corruption laws. Notwithstanding our emphasis on an ethical business culture, there is no assurance that our employees, contractors and agents will adhere fully, or at all, or continue to adhere to our rules and programs. Should they fail to adhere to our rules of conduct and compliance programs, we may be investigated or prosecuted, or be made subject to other actions or proceedings. Penalties, sanctions and administrative remedies that may result from such actions or proceedings may have a material adverse effect on our reputation and customer relationships or may lead to other adverse consequences on our business, prospects, financial condition and results of operations.

A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

We have applied for and/or registered certain trademarks, including “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines” and

“Melco Resorts & Entertainment” in Macau, the Philippines and/or other jurisdictions. We have also registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and have a material adverse effect on our business, financial condition and results of operations. For example, if third parties misappropriate or infringe our intellectual property, we may need to take steps to protect our intellectual property, which may result in substantial expenses, all of which may adversely affect our business, financial condition and results of operations.

The infringement or alleged infringement of intellectual property rights belonging to third parties could adversely affect our business.

We face the potential risk of claims that we have infringed upon the intellectual property rights of third parties, which could be expensive and time-consuming to defend. In addition, we may be required to cease using certain intellectual property rights or selling or providing certain products or services, pay significant damages or enter into costly royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property rights (if available at all), any of which could have a negative impact on our business, financial condition and future prospects. Furthermore, if litigation were to result from such claims, our business could be interrupted.

We cannot assure you that anti-money laundering policies that we have implemented, and compliance with applicable anti-money laundering laws, will be effective to prevent our casino operations from being exploited for money laundering purposes.

Macau’s free port, offshore financial services and free movement of capital has created an environment whereby Macau’s casinos could be exploited for money laundering purposes. We also deal with significant amounts of cash during our regular casino operations in the Philippines. As our Macau and Philippine operations are subject to various reporting and anti-money laundering regulations, we have implemented anti-money laundering policies to address those requirements. Philippine laws on anti-money laundering have recently been amended to include casinos as covered institutions and guidelines on compliance are expected to be issued by PAGCOR for its licensees. Any changes to anti-money laundering laws and regulations in Macau and/or the Philippines may require us to adopt changes to our own anti-money laundering policies.

We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau or the Philippines.

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

We rely on information technology and other systems (including those maintained by third-parties with whom we contract to provide data services) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the ever-changing risk of compromised security. These risks include cyber and physical security breaches, system failure, computer viruses, and negligent or intentional misuse by customers, company employees or employees of third-party vendors as well as ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable in an effort to extort money or other consideration as a condition to purportedly returning the data to a usable form or refraining from selling or otherwise releasing the data. The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cyber security risks may not be sufficient. Our third-party information system service providers face risks relating to cyber security similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at our properties may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

Our collection and use of personal data are governed by privacy laws and regulations and this area of law is an area that changes often and varies significantly by jurisdiction. Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our customers and guests. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) or a breach of security on systems storing our data may result in damage of reputation and/or subject us to fines, payment of damages, lawsuits, criminal liability or restrictions on our use or transfer of data.

Negative press or publicity about us or our directors, officers or affiliates may lead to government investigations, result in harm to our business, brand or reputation and have a material and adverse effect on our business.

Unfavorable publicity regarding us, or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations or financial condition. The continued expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators with jurisdiction over our gaming operations in Macau and the Philippines to take action against us or our related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and/or subconcession, our suitability to continue as a shareholder of those subsidiaries and/or the suitability of key personnel to remain with our Company. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition and results of operations.

The audit report included in this annual report has been prepared by auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firms that issue the audit reports included in our annual reports filed with the SEC as auditors of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their respective compliance with the laws of the United States and professional standards.

Many other clients of our auditors have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditors, and/or their affiliated independent registered public accounting firms in mainland China, without the approval of the Chinese authorities. Thus, our auditors, and/or their affiliated independent registered public accounting firms in mainland China, and their audit work are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work, and/or their affiliated independent registered public accounting firms’ work, in mainland China. As a result, investors may be deprived of the benefits of such regular inspections.

The inability of the PCAOB to conduct full inspections of auditors in mainland China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. Investors may lose confidence in our reported financial information and the quality of our financial statements.

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

Furthermore, Studio City operates in a challenging competitive environment. For example, some of our competitors in Macau have expanded operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located. See “— We face intense competition in Macau, the Philippines and elsewhere in Asia and may not be able to compete successfully.” Moreover, we face risks and uncertainties related to changes to the Chinese and Macau governments’ policies and regulations relating to gaming markets, including those affecting gaming table allocation and caps, smoking restrictions, exchange control and repatriation of capital, measures to control inflation and monetary transfers and travel restrictions. In addition, the 250 mass market gaming tables permitted to be operated at the Studio City Casino by Melco Resorts Macau are designated for mass market purposes only and there is no assurance or expectation that such tables may be operated as VIP tables in the future as the Macau government has determined that tables authorized for mass market gaming operations may not be utilized for VIP gaming operations, or any assurance or expectation that any additional gaming tables will be allocated to Studio City Casino, including any VIP gaming tables. Furthermore, gaming promoters, whose business affects Studio City Casino’s VIP gaming business and which accounts for an increasing portion of its gaming revenues, also face an increasingly challenging regulatory environment, which may result in a reduction in the number of gaming promoters from which Studio City Casino may attract junket players and such remaining gaming promoters having significant leverage and bargaining strength in negotiating agreements for Studio City Casino, negotiating changes to such agreements or the loss of business to competitors or the loss of relationships with certain gaming promoters. See “— “We depend upon gaming promoters for a portion of our gaming revenues and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters or if the financial resources of our gaming promoters are insufficient to allow them to continue doing business in Macau and/or Manila, our results of operations could be adversely impacted.”

In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in China’s economy). The 2021 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. In addition, such terms may also impair our ability to obtain additional financing for developing and completing the remaining land of Studio City by July 24, 2021, in which case in the event no extension is granted to complete such development or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in land and buildings and we may not be able to continue to operate Studio City. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “We are developing Morpheus, the third phase of City of Dreams, and will be developing the remaining project for Studio City under the terms of land concession contracts which require us to fully develop the lands on which City of Dreams and Studio City are located by June 11, 2018 and July 24, 2021, respectively. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in City of Dreams or Studio City, along with our interest in the land on which City of Dreams and/or Studio City are located and the buildings and structures on such land.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese citizens traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. Moreover, it was recently announced that a new annual limit of RMB100,000 (US$15,370) on the aggregate amount that can be withdrawn overseas from Chinese bank accounts was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, on June 12, 2017, a new law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer was enacted and came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (US$14,975) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

Gaming is a highly regulated industry in Macau and adverse changes or developments in gaming laws or other regulations that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Gaming is a highly regulated industry in Macau. Current laws, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau. Any such adverse developments in the regulation of the gaming industry could be difficult to comply with and could significantly increase costs, which could cause our properties to be unsuccessful and adversely affect our financial performance. See “— The gaming industries in Macau and the Philippines are highly regulated.”

In September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling. This policy may limit our ability to develop successful relationships with gaming promoters and attract VIP rolling chip players, which in turn may adversely affect the financial performance of our VIP rolling chip operations. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our subconcession. The Macau government is currently considering amending the Macau Administrative Regulation no. 6/2002. The Macau government is, among other things, proposing more stringent and restrictive licensing requirements for gaming promoters, the imposition of new penalties and the increase of the amounts of current fines. See “Regulations — Macau Regulations — Gaming Promoters Regulations.” Increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in the cessation of business of certain gaming promoters, thereby resulting in remaining gaming promoters having significant leverage and bargaining strength in negotiating agreements, including negotiating changes to existing agreements, or the loss of business to competitors or the loss of relationships with certain gaming promoters.

In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Regulations — Macau Regulations — Gaming Regulations.”

Also, the Macau government enacted a smoking control legislation which went into effect on January 1, 2013, which generally prohibits smoking on the premises of casinos, except for an area of up to 50% of the casino area open to the public, as determined by the Dispatch of the Chief Executive of Macau. In addition, effective as of October 2014, smoking in general access gaming areas is only permitted in segregated smoking lounges, where no gaming activity is permitted. Smoking in limited access gaming areas, such as VIP gaming rooms, may be permitted, subject to prior authorization from the Chief Executive of Macau. Moreover, in July 2017, Law no. 9/2017 amended the Smoking Prevention and Tobacco Control Law, with effect from January 1, 2018, under which smoking on the premises of casinos shall only be permitted in segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to be set up within a transition period of one year subsequent to the effective date. During the transition period, existing smoking areas and smoking lounges can be maintained. Our properties currently have a number of designated smoking areas. We cannot assure you that the Macau government will not enact more stringent smoking control legislations. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from frequenting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Regulations — Macau Regulations — Smoking Regulations.”

Furthermore, in March 2010, the Macau government announced that the number of gaming tables operating in Macau should not exceed 5,500 until the end of the first quarter of 2013. On September 19, 2011, the Secretary for Economy and Finance of the Macau government announced that for a period of ten years thereafter, the total number of gaming tables to be authorized in Macau will increase by an amount equal to an average 3% per annum for ten years. The Macau government subsequently clarified that the allocation of tables over this ten-year period does not need to be uniform and tables may be pre-allocated to new properties in Macau. There is no assurance that we will be allocated any new gaming tables authorized by the Macau government, including in connection with the expansion of any existing properties or for any new properties we may develop in Macau.

The Macau government has also determined that tables authorized by the Macau government for mass market gaming operations may not be utilized for VIP gaming operations. These restrictions are not legislated or enacted into statutes or ordinances and, as such, different policies, including in relation to the annual increase rate in the number of gaming tables, may be adopted, and existing policies amended, at any time by the relevant Macau government authorities.

Current Macau laws and regulations concerning gaming and gaming concessions and matters such as prevention of money laundering are fairly recent or there is little precedent on the interpretation of these laws and regulations. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations or issue new or modified regulations that differ from our interpretation, which could have a material adverse effect on the operation of our properties and on our financial condition, results of operations, cash flows and prospects.

Our activities in Macau are subject to administrative review and approval by various departments of the Macau government. For example, our business activities are subject to the administrative review and approval by the DICJ, Macau health department, Macau labor bureau, Macau public works bureau, Macau fire department, Macau finance department and Macau government tourism office. We cannot assure you that we will be able to obtain or maintain all necessary approvals, which may materially affect our business, financial condition, results of operations, cash flows and prospects. Macau law permits redress to the courts with respect to administrative actions. However, such redress is largely untested in relation to gaming regulatory issues.

The Macau government has established a maximum number of gaming tables that may be operated in Macau and may limit the number of new gaming tables at new gaming areas in Macau.

The Macau government has imposed a cap on gaming tables and restricts the number of gaming tables that may be operated in Macau. A cap of 5,500 tables up to the end of the first quarter of 2013 was implemented. In addition, for a period of ten years commencing from the second quarter of 2013, the number of gaming tables to be authorized by the Macau government will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables in Macau as of December 31, 2017, was 6,419. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. Given such announcements by the Macau government, we may not be able to obtain Macau government’s approval to expand our existing casinos or gaming areas or operate a sufficient number of gaming tables at our properties in Macau. These restrictions may have a material impact on our gaming revenues, overall business and operations and may adversely affect our development projects and the future expansion of our business.

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

Under Melco Resorts Macau’s subconcession, the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and impose business and corporate requirements that may be binding on us. For example, the Macau Chief Executive has the right to require that we increase Melco Resorts Macau’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries. Melco Resorts Macau must also first obtain the Macau government’s approval before raising certain financing. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by the subconcession.

The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Subconcession Contract is revocation of the subconcession. Under the subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by Melco Resorts Macau with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, all of our casino premises and gaming equipment would revert to the Macau government automatically without compensation to us and Melco Resorts Macau would be unable to operate casino gaming in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, see “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Subconcession Contract in Macau.” These events could lead to the termination of Melco Resorts Macau’s subconcession without compensation to Melco Resorts Macau. In many of these instances, the Subconcession Contract does not provide for a specific cure period within which any such events may be cured and the granting of any cure period, if at all, would be at the discretion of the Macau government.

Currently, there is no precedent on how the Macau government will treat the termination of a concession or subconcession and many of the laws and regulations relating to termination of a concession or subconcession have not yet been applied by the Macau government. Accordingly, the scope and enforcement of the provisions of Macau’s gaming regulatory system cannot be fully assessed.

Melco Resorts Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession, or a new concession or subconcession, in 2022, or if the Macau government were to exercise its redemption right, we would be unable to operate casino gaming in Macau.

The Subconcession Contract expires on June 26, 2022. Unless it is extended beyond this expiration date, a new concession or subconcession is granted and/or legislation on reversion of casino premises is amended, all of our casino premises and gaming-related equipment under Melco Resorts Macau’s subconcession will automatically revert to the Macau government without compensation and we will cease to generate revenues from such operations.

In addition, under the Subconcession Contract, the Macau government has the right, beginning from 2017, to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to compensation. Calculation of the amount of any such compensation would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the exercise of the redemption, multiplied by number of years of the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that Melco Resorts Macau would be able to renew or extend the Subconcession Contract, or secure any new concession or subconcession, on terms favorable to us, or at all. We also cannot assure you that if Melco Resorts Macau’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

Melco Resorts Macau’s tax exemption from complementary tax on income from gaming operations under the subconcession tax will expire in 2021, and we may not be able to extend it.

Companies in Macau are subject to complementary tax of up to 12% of taxable income, as defined in relevant tax laws. We are also subject to a 35% special gaming tax on our gaming revenues as well as other levies of 4% imposed under the Subconcession Contract. Such other levies may be subject to change in the event the Subconcession Contract is renegotiated and as a result of any change in relevant laws. The Macau government granted to Melco Resorts Macau the benefit of a corporate tax holiday on gaming profits in Macau until 2021. In addition, the Macau government has granted to one of our subsidiaries in Macau the complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to complementary tax. We cannot assure you that the corporate tax holiday benefits will be extended beyond their expiration dates.

During the five-year period from 2012 through 2016, an annual payment of MOP22.4 million (equivalent to approximately US$2.8 million) was payable by Melco Resorts Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the five-year period from 2017 through 2021, the annual payment payable by Melco Resorts Macau is of MOP18.9 million (equivalent to approximately US$2.4 million. Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We cannot assure you that the same arrangement will be applied beyond 2021 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

Risks Relating to the Gaming Industry and Our Business in the Philippines

The land and buildings comprising the site occupied by City of Dreams Manila is leased by Melco Resorts Leisure and thus subject to risks associated with tenancy relationships.

Melco Resorts Leisure entered into a lease agreement on October 25, 2012, which became effective on March 13, 2013 (“Lease Agreement”), pursuant to which it leases from Belle Corporation the land and buildings occupied by City of Dreams Manila, which, in turn, leases part of the land from the Philippine government’s social security system (the “Social Security System”). Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises and the maintenance and normal repair of the buildings, any of which could result in an arbitrable dispute between Belle Corporation and Melco Resorts Leisure. There can be no assurance that any such dispute would be resolved or settled amicably or expediently or that Melco Resorts Leisure will not encounter any material issues with respect to its tenancy relationship with Belle Corporation. Furthermore, during the pendency of any dispute, Belle Corporation, as lessor, could discontinue essential services necessary for the operation of City of Dreams Manila, or seek relief to oust Melco Resorts Leisure from possession of the leased premises. Any prolonged or substantial dispute between Belle Corporation and Melco Resorts Leisure, or any dispute arising under the lease agreement between Belle Corporation and the Social Security System, could have a material adverse effect on the operations of City of Dreams Manila, which would in turn adversely affect our business, financial condition and results of operations. In addition, any negative publicity arising from disputes with, or non-compliance by, Belle Corporation with the Lease Agreement would have a material adverse effect on our business and prospects, financial condition and results of operations.

Furthermore, the Lease Agreement may be terminated under certain circumstances, including Melco Resorts Leisure’s non-payment of rent, or if either party fails to substantially perform any material covenants under the Lease Agreement and fails to remedy such non-performance in a timely manner, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

If the termination of certain agreements which Belle Corporation previously entered into with another casino operator and other third parties is not effective, such operator and third parties may seek to enforce these agreements against Belle Corporation or MRP as a co-licensee of Belle Corporation, which could adversely impact City of Dreams Manila and MRP.

Prior to Melco Resorts Leisure being designated as the sole operator under the Provisional License, Belle Corporation, for itself and on behalf of the other Philippine Parties, had previously entered into contracts with another operator and certain third-party contractors for the fit-out and other design work related to City of Dreams Manila in its previous form. Belle Corporation and the other Philippine Parties subsequently elected to terminate such contracts and the operator with whom Belle Corporation previously contracted, on behalf of itself and such third-party contractors, signed a waiver releasing the Philippine Parties from all obligations thereunder. Although Belle Corporation agreed to indemnify the Melco Philippine Parties from any loss suffered in connection with the termination of such contracts, there can be no assurance that Belle Corporation will honor such agreement. Any issues which may arise from such contracts and their counterparties, or any attempt by another operator or any other third party contractor to enforce provisions under such contracts, could interfere with MRP’s operations or cause reputational damage, which would in turn materially adversely affect our business, financial condition and results of operations.

Compliance with the terms of the Regular License, MRP’s ability to operate City of Dreams Manila and the success of City of Dreams Manila as a whole are dependent on the actions of the other Philippine Licensees over which MRP has no control.

Although Melco Resorts Leisure is the sole operator of City of Dreams Manila, the ability of the Melco Philippine Parties to operate City of Dreams Manila, as well as the fulfillment of the terms of the Regular License granted by PAGCOR in relation to City of Dreams Manila, depends to a certain degree on the actions of the Philippine Parties. For example, the Philippine Parties, as well as the Melco Philippine Parties, are responsible for meeting a certain debt to equity ratio as specified in the Regular License. The failure of any of the Philippine Parties to comply with these conditions would constitute a breach of the Regular License. As the Philippine Parties are separate corporate entities over which MRP has no control, there can be no assurance that the Philippine Parties will remain in compliance with the terms of the Regular License of their obligations and responsibilities under the Philippine Cooperation Agreement. In the event of any non-compliance, there can be no assurance that the Regular License will not be suspended or revoked. In addition, if any of the Philippine Parties fails to comply with any of the conditions to the Regular License, MRP may be forced to take action against the Philippine Parties under the Philippine Cooperation Agreement or to enter into negotiations with PAGCOR for amendments to the Regular License. There can be no assurance that any attempt to amend the Regular License would be successful. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

Furthermore, under the Philippine Cooperation Agreement, the Philippine Parties are required to contribute the land and building structures for City of Dreams Manila. There can be no assurance that the title to the land and building structures for City of Dreams Manila will not be challenged by third parties or the Philippine government in the future. Any such event, each of which is beyond MRP’s control, may curtail the ability of MRP to operate City of Dreams Manila in an efficient manner or at all and have a material adverse effect on our business, financial condition and results of operations.

Melco Resorts Leisure’s right to operate City of Dreams Manila is subject to certain limitations.

Melco Resorts Leisure’s right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among Melco

Resorts Leisure and the Philippine Parties. For example, Melco Resorts Leisure is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (such contract value to be increased by 5.0% each year on each anniversary date of the operating agreement) without the consent of the other Philippine Licensees. In addition, Melco Resorts Leisure is required to remit specified percentages of the mass market and VIP gaming earnings before interest, tax, depreciation and amortization or net revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc. (“PLAI”).

If Melco Resorts Leisure is unable to comply with any of the provisions of the operating agreement, the other parties to the operating agreement may bring lawsuits and seek to suspend or replace Melco Resorts Leisure as the sole operator of City of Dreams Manila, or terminate the operating agreement. Moreover, the Philippine Parties may terminate the operating agreement if Melco Resorts Leisure materially breaches the operating agreement. Termination of the operating agreement, whether resulting from Melco Resorts Leisure’s or the Philippine Parties’ non-compliance with the operating agreement, would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

Melco Resorts Leisure may be forced to suspend VIP gaming operations at City of Dreams Manila under certain circumstances.

Under the operating agreement for City of Dreams Manila, Melco Resorts Leisure must periodically calculate, on a 24-month basis, the respective amounts of VIP gaming earnings before interest, tax, depreciation and amortization derived from City of Dreams Manila (the “PLAI VIP EBITDA”) and VIP gaming net win derived from City of Dreams Manila pursuant to the operating agreement (the “PLAI VIP Net Win”) and report such amounts to the Philippine Parties. If the PLAI VIP EBITDA is less than the PLAI VIP Net Win, the Philippine Licensees must meet within ten business days to discuss and review City of Dreams Manila’s financial performance and agree on any changes to be made to the business operations of City of Dreams Manila and/or to the payment terms under the operating agreement. If such an agreement cannot be reached within 90 business days, Melco Resorts Leisure must suspend VIP gaming operations at City of Dreams Manila.

Any suspension of VIP gaming operations at City of Dreams Manila would materially adversely impact gaming revenues from City of Dreams Manila. Moreover, suspension of VIP gaming operations could effectively lead Melco Resorts Leisure to limit or suspend certain non-gaming operations focusing on VIP players, such as the VIP hotel and VIP lounge, which would further reduce revenues from City of Dreams Manila. Any suspension of VIP gaming operations, even for a brief period of time, could also damage the reputation and reduce the attractiveness of City of Dreams Manila as a premium gaming destination, particularly among premium direct players and other VIP players, as well as gaming promoters, which could have a material adverse effect on our business, financial condition and results of operations.

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

MRP may not be able to implement an effective business strategy to keep pace with the developing competition in the Philippine gaming market. Any failure by MRP to improve its competitiveness within the Philippine gaming market or take advantage of the opportunities presented by a developing market may have a material adverse effect on our business and results of operations.

City of Dreams Manila’s ability to generate revenues depends to a substantial degree on the development of Manila and the Philippines as a tourist and gaming destination.

The integrated casino resort and gaming industry in the Philippines is in an early stage of development and has a limited track record. It is difficult to evaluate the attractiveness of each of Entertainment City, Manila, and the Philippines, in general, as viable gaming destinations to domestic and international visitors. City of Dreams Manila’s ability to generate revenue depends to a substantial degree on the continued development of the Philippines as a tourist and gaming destination, which in turn depends on several factors beyond the control of MRP, including the Philippine government’s ability to successfully promote the Philippines as an attractive tourist destination, general promotion of the Philippines by the Philippine Department of Tourism and key tourism companies, the development of transportation and tourism infrastructure, consumer preferences and other factors in the Philippines and the region. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

MRP’s strategy to attract Premium Market customers to City of Dreams Manila may not be effective.

A part of MRP’s strategy for City of Dreams Manila is to capture a share of the premium gaming market in the region. Compared to general market patrons, whose typical wagers are relatively low, premium market patrons usually have higher minimum bets. Despite its targeted marketing efforts, there can be no assurance that the premium market customers will be incentivized to play in City of Dreams Manila rather than in comparable properties in Macau or elsewhere in the region, as these players may be unfamiliar with the Philippines or refuse to change their normal gaming destination. If MRP is unable to expand in the premium market as it intends, this would adversely affect its and/or our business and results of operations.

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

MRP may be unable to successfully register City of Dreams Manila as a tourism enterprise zone with the Philippine Tourism Infrastructure and Enterprise Zone Authority, an agency of the Philippine Department of Tourism (“TIEZA”).

While Melco Resorts Leisure intends to apply for a designation as a tourism enterprise with TIEZA, there can be no assurance that TIEZA will approve the designation of Melco Resorts Leisure as a tourism enterprise. If Melco Resorts Leisure is unable to register as a tourism enterprise with TIEZA, it will not be entitled to certain fiscal incentives provided to some of Melco Resorts Leisure’s competitors that are registered as tourism enterprises under TIEZA. For example, MRP’s liability for value added tax (“VAT”) on its sales largely depends on whether it may avail itself of tax incentives under TIEZA. If tax incentives under TIEZA are not available to MRP, it will be liable for VAT, which may result in a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

In addition, if Melco Resorts Leisure is able to register as a tourism enterprise with TIEZA, it will then be required to withdraw its current registration as a tourism economic zone enterprise with the Philippine

Economic Zone Authority. The process of shifting from a tourism economic zone enterprise under the Philippine Economic Zone Authority to a tourism enterprise under TIEZA is uncertain. There is also uncertainty with respect to the fiscal incentives that may be provided to a registered tourism enterprise under TIEZA. Any of the foregoing results could have a material adverse effect on our business, financial condition and results of operations.

However, several bills were previously passed and are currently pending in the Philippine legislature with a view towards rationalizing fiscal incentives currently granted to certain enterprises and activities, including tourism enterprises. It is uncertain whether these bills will be passed into law, or what the effect, if any, will be on the incentives currently granted to qualified tourism enterprises under the Tourism Act of 2009.

MRP’s gaming operations are dependent on the Regular License issued by PAGCOR.

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

Moreover, certain provisions and requirements of the Regular License are open to different interpretations and have not been interpreted by Philippine courts or made subject to more detailed interpretative rules. There is no guarantee that the Melco Philippine Parties’ proposed mode of compliance with these or other requirements of the Regular License will be free from administrative or judicial scrutiny in the future. Any difference in interpretation between PAGCOR and MRP with respect to the Regular License could result in sanctions against the Melco Philippine Parties, including fines or other penalties, such as suspension or termination of the Regular License.

There can be no assurance that the Philippine Licensees will be able to continuously comply with all of the Regular License’s requirements, or that the Regular License will not be modified to contain more onerous terms or amended in such a manner that would cause the Philippine Licensees to lose interest in the operation of City of Dreams Manila. If the Regular License is materially altered or revoked for any reason, including the failure by any of the Philippine Licensees to comply with its terms, MRP may be required to cease City of Dreams Manila’s gaming operations, which would have a material adverse effect on our business, financial condition and results of operations. In addition, a failure in the internal control systems of MRP may cause PAGCOR to adversely modify or revoke the Regular License. Finally, the Regular License will terminate in 2033, coinciding with the PAGCOR Charter’s termination, and there is no guarantee that the PAGCOR Charter or the Regular License will be renewed.

In addition, City of Dreams Manila’s gaming operations is highly regulated in the Philippines. As PAGCOR is also a gaming operator, there can be no assurance that PAGCOR will not withhold certain approvals from the Melco Philippine Parties in order to favor its own gaming operations. PAGCOR may also modify or impose additional conditions on its licensees or impose restrictions or limitations on Melco Resorts Leisure’s casino operations that would interfere with Melco Resorts Leisure’s ability to provide VIP services, which could adversely affect MRP’s business, financial condition and results of operations.

City of Dreams Manila may be required to obtain an additional legislative franchise, in addition to its Regular License.

On August 2, 2017, House Bill No. 6111 was passed which proposed the creation of the Philippine Amusements and Gaming Authority, or PAGA, which will replace PAGCOR as the regulatory agency of gaming activities in the Philippines. Also under House Bill No. 6111, the holders of gaming licenses in the Philippines, including the Philippine Licensees, will be required to obtain from the Congress a legislative franchise to operate gambling casinos, gaming clubs and other similar gambling enterprises within one year from the date of the proposed law’s effectiveness. Non-compliance will result in the operations of holders of gaming licenses in the Philippines, including the Philippine Licensees, to be considered as illegal. On October 2, 2017, House Bill No. 6514 was passed whose provisions are essentially similar to House Bill No. 6111, particularly on the need for holders of gaming licenses in the Philippines, including the Philippine Licensees, to obtain from Congress a legislative franchise within one year from the date of the proposed law’s effectiveness.

It is not yet known if House Bills 6111 and 6514, in their current form, will be approved by the Senate or signed into law by the President. In the event that House Bills 6111 and 6514 are signed into law, City of Dreams Manila may be required to obtain an additional legislative franchise in addition to its Regular License and there can be no assurance that such a franchise, which generally requires legislative approval after public hearings, will be granted. In addition, the Regular License may be subject to amendment or repeal by Congress. In the event City of Dreams Manila is not granted any required franchise, or the Regular License is materially amended or repealed, the operation of City of Dreams Manila may cease, which would have a material adverse effect on our business, financial condition and results of operations.

There exists uncertainty over whether holders of gaming licenses in the Philippines, including the gaming operations of our Philippine subsidiaries, will be subject to corporate income, value added or other tax assessments, in addition to the license fees paid to PAGCOR.

There exists uncertainty over whether holders of gaming licenses in the Philippines, including the gaming operations of our Philippine subsidiaries, will be subject to corporate income tax at the rate of 30%, value-added tax and other tax assessments in addition to the license fees paid to PAGCOR pursuant to the Regular License. On March 2011, the Supreme Court of the Philippines issued an order implicitly revoking PAGCOR’s exemption from corporate income tax under the PAGCOR Charter and removing PAGCOR from the list of government-owned and controlled corporations that are exempt from paying corporate income tax. Subsequently, in April 2013, the Bureau of Internal Revenue of the Philippines (“BIR”) issued a circular indicating that PAGCOR and its licensees and contractees are subject to corporate income tax on their gambling, casino, gaming club and other similar recreation or amusement and gaming pool operations.

In connection with the 2011 Supreme Court decision described above, PAGCOR, in May 2014, issued a regulation allowing holders of gaming licenses in the Philippines and the other casino operators to reallocate ten percent (10%) of the monthly Licensee Fees to be remitted to PAGCOR. This 10% would be used to pay any corporate income tax that may be levied against such license holders and the other casino operators at the end of the fiscal year, and any remaining amount after paying such tax would be remitted to PAGCOR. On August 15, 2016, PAGCOR advised the holders of gaming licenses in the Philippines that the reallocation of the 10% of the Licensee Fees will be discontinued. In February 2015, the Supreme Court of the Philippines issued another decision stating that PAGCOR’s income from its gaming operations can only be subject to a five percent (5%) franchise tax, and not corporate income tax. In addition, the Supreme Court of the Philippines in its February 2015 decision ruled that despite amendments to the National Internal Revenue Code, the PAGCOR Charter remains in effect, and thus, income from gaming operations shall not be subject to corporate income tax. In

August 2016, the Supreme Court of the Philippines accepted the petition filed by Bloomberry Resorts and Hotels, Inc., one of the four PAGCOR licensees and operator of Solaire, against the BIR to cease and desist from imposing corporate income tax on income derived from gaming operations. The BIR filed a motion for reconsideration of the August 2016 decision, which the Supreme Court of the Philippines denied in November 2016, and which denial has become final and executory.

Notwithstanding the 2015 and 2016 Supreme Court decisions described above, BIR has taken various measures to impose corporate income, value added and other taxes on income derived from gaming operations in the Philippines. In light of the actions and positions taken by BIR, it is uncertain whether the 2015 and 2016 Supreme Court decision described above would be enforced and there is no assurance that the 2016 Supreme Court decision would be applicable to holders of gaming licenses in the Philippines, including our Philippine subsidiaries. Furthermore, there is no assurance that the gaming operations of our Philippine subsidiaries would not become subject to value added and other tax assessments imposed by BIR and other Philippine authorities. Any assessment of corporate income, value added or other taxes on the gaming operations of our Philippine subsidiaries may be significant in amount and any requirement to pay such taxes would have a material adverse effect on our business, financial condition and results of operations.

On December 19, 2017, Republic Act No. 10963, or the Tax Reform for Acceleration and Inclusion Act (“TRAIN”), was signed into law and took effect on January 1, 2018. The TRAIN changed existing tax laws and included several provisions that will generally affect businesses on a prospective basis. Any future amendment on the TRAIN, such as changes on the application of value added and corporate income taxes, as they apply to PAGCOR or the casinos, may have significant impact on our business.

The Philippine Licensees may further be subject to other forms of taxes that may be implemented by the Philippine government in the future.

MRP is exposed to risks in relation to MRP’s previous business activities and industry.

Prior to our acquisition of MRP, MRP’s primary business was the manufacture and processing of pharmaceutical products. The pharmaceuticals industry is highly regulated in the Philippines and abroad. There can be no assurance that MRP will not be involved in or subject to claims, allegations or suits with respect to its previous activities in the pharmaceutical industry for which MRP may not be insured fully or at all. Although MRP has indemnities as to certain liabilities or claims or other protections put in place, any adverse claim or liability imputed to MRP with respect to its previous business activities could have a material adverse effect on its business and prospects, financial condition, results of operations and cash flow.

Our Philippine operations may be adversely affected by policy changes in the Philippines.

Our Philippine operations may be adversely affected by changes in policies due to changes in government personnel in the Philippines, including but not limited to any changes following elections in the Philippines. There can be no assurance that newly elected or appointed officials will not modify previous policies in relation to the development and operation of integrated tourism resorts in the Philippines, tax incentives extended to their developers or operators or policies on gaming and tourism in the Philippines in general. Newly elected or appointed officials may also impose more stringent or additional conditions on gaming licenses or seek to discourage Philippine citizens from gambling by imposing restrictions. We are unable to predict whether new officials will seek to further alter or impose stricter conditions relating to gaming in the Philippines. Adverse changes in policies and regulations by the current administration or any officials elected or appointed in the future in the Philippines could disrupt the operations of our Philippine subsidiaries and materially and adversely affect our financial condition and results of operations.

Risks Relating to Our Corporate Structure and Ownership

Our controlling shareholder has a substantial influence over us, and its interests in our business may be different than yours.

As of April 11, 2018, Melco International’s beneficial shareholding in Melco Resorts & Entertainment is approximately 51.06%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or other countries that compete with our businesses in Macau and the Philippines and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

In addition, Melco International has the power, among other things, to elect or appoint all of the directors to our board, including our independent directors, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of other shareholders and the interests of Melco International may conflict with your interests as minority shareholders.

Melco International may pursue additional casino projects in Asia or elsewhere, which, along with its current operations, may compete with our projects in Macau and the Philippines, which could have material adverse consequences to us and the interests of our minority shareholders.

Melco International may take action to construct and operate new gaming projects located in other countries in the Asian region or elsewhere, which, along with its current operations, may compete with our projects in Macau and the Philippines and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects as well as competition from regional competitors. We expect to continue to receive significant support from Melco International in terms of its local experience, operating skills, international experience and high standards. Should Melco International decide to focus more attention on casino gaming projects located in other areas of Asia or elsewhere that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau and/or the Philippines, Melco International may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth.

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

Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of certain of our subsidiaries held by us and/or Melco International or certain of our subsidiaries (as the case may be) may result in an event of default and/or a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include the Company ceasing to be publicly listed on certain designated stock exchanges or steps being taken in connection with the liquidation or dissolution of certain of our subsidiaries.

The terms of the Studio City Notes, 2017 Senior Notes and Philippine Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes, 2017 Senior Notes or Philippine Notes (as the case may be) (and, in the case of a change of control event under the 2017 Senior Notes, which is accompanied by a ratings decline) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes, 2017 Senior Notes and Philippine Notes and potential enforcement of remedies by our lenders or note holders (as the case may be), which would have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Financing and Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our major outstanding indebtedness as of December 31, 2017 includes:

•	approximately HK$3.4 billion (equivalent to approximately US$0.4 billion) under the 2015 Credit Facilities;

•	US$1.0 billion from Melco Resorts Finance’s issuance of the 2017 Senior Notes;

•	US$1.2 billion from Studio City Company’s issuance of the 2016 Studio City Notes;

•	US$825.0 million from Studio City Finance’s issuance of the 2012 Studio City Notes;

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2021 Studio City Senior Secured Credit Facility; and

•	PHP7.5 billion (equivalent to approximately US$150.2 million) from Melco Resorts Leisure’s issuance of the Philippine Notes.

Our expected long-term indebtedness includes:

•	financing for a significant portion of any future projects or phases of projects. Additionally, we may incur indebtedness for the remaining project for Studio City, depending upon our cash flow position during the construction period.

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expenses in the event of increases in interest rates to the extent a portion of our indebtedness bears interest at variable rates;

•	cause us to incur additional expenses by hedging interest rate exposures of our indebtedness and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available to us to fund our operations; and

•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and/or our subsidiaries’ assets over which our creditors have taken or will take security.

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

Any financing related to our capital investment projects may also be subject to, among others, the terms of credit facilities, the 2017 Senior Notes, the Studio City Notes, the Philippine Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to rating agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We continue to explore opportunities and may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated indebtedness obligations, including our credit facilities, the 2017 Senior Notes, Studio City Notes and Philippine Notes, to refinance and to fund working capital needs, planned capital expenditures and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control, including:

•	our future operating performance;

•	the demand for services that we provide;

•	general economic conditions and economic conditions affecting Macau, the Philippines or the gaming industry in particular;

•	our ability to hire and retain employees and management at a reasonable cost;

•	competition; and

•	legislative and regulatory factors affecting our operations and business.

We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected indebtedness obligations or our other liquidity needs, in which case we may have to seek additional borrowings or undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seek to raise additional capital on terms that may be onerous or highly dilutive, any of which could have a material adverse effect on our operations. Our ability to incur additional borrowings or refinance our indebtedness, including our credit facilities, the 2017 Senior Notes, Studio City Notes and Philippine Notes, will depend on the condition of the financing and capital markets, our financial condition at such time and potentially governmental approval. We cannot assure you that any additional borrowing, refinancing or restructuring would be possible or that any assets could be sold or, if sold, the timing of any sale or the amount of proceeds that would be realized from any such sale. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect, including the indentures governing the 2017 Senior Notes, Studio City Notes and Philippine Notes. In addition, any failure to make scheduled payments of interest or principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which would harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our failure to generate sufficient cash flow to satisfy our existing and projected indebtedness obligations or other liquidity needs, or to refinance our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

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

The agreements governing our credit facilities and debt instruments contain restrictions on our ability to engage in certain transactions and may limit our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests. These restrictions include, among other things, limitations on our ability and the ability of our restricted subsidiaries or other members of our obligor group to:

•	pay dividends or distributions or repurchase equity;

•	make loans, payments on certain indebtedness, distributions and other restricted payments or apply revenues earned in one part of our operations to fund development costs or cover operating losses in another part of our operations;

•	incur additional debt, including guarantees;

•	make certain investments;

•	create liens on assets to secure debt;

•	enter into transactions with affiliates;

•	issue shares of subsidiaries;

•	enter into sale-leaseback transactions;

•	engage in other businesses;

•	merge or consolidate with another company;

•	undergo a change of control;

•	transfer, sell or otherwise dispose of assets;

•	issue disqualified stock;

•	create dividend and other payment restrictions affecting subsidiaries;

•	designate restricted and unrestricted subsidiaries; and

•	vary Melco Resorts Macau’s Subconcession Contract or Melco Resorts Macau’s and certain of its subsidiaries’ land concessions and certain other contracts.

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

If we are unable to maintain our current financing arrangements or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), such failure could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of Morpheus, the third phase of City of Dreams, and the remaining land for Studio City and any other future projects. In addition, such failure may also limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. Furthermore, the costs incurred by any new financing may be greater than anticipated due to unfavorable market conditions. Any such increase in funding costs may have a negative impact on our revenue and financial condition.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq and may be subject to fluctuations in the future. The market price for our shares may also be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market since January 2, 2009. During the period from December 19, 2006 to April 11, 2018, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on April 11, 2018 was US$29.31 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market, the Philippine market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	general economic, political or other factors that affect the region where our properties are located;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau gaming market and/or the Philippine gaming market;

•	detrimental adverse publicity about us, our properties or our industries;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi and Philippine peso;

•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

We cannot assure you that we will make dividend payments in the future.

On January 12, 2017, we announced a special dividend of approximately US$650 million. On February 8, 2018, we announced a quarterly dividend policy targeting to distribute quarterly cash dividends of US$0.045 per ordinary share of the Company (equivalent to US$0.135 per ADS), subject to our ability to pay dividends from our accumulated and future earnings, cash availability and future commitments. We cannot assure you that we will make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board.

Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes and 2021 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance (under the 2012 Studio City Notes) and Studio City Investments (under the 2016 Studio City Notes and 2021 Studio City Senior Secured Credit Facility) and their respective subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

Substantial sales or perceived sales of our shares or ADSs in the public market could cause the price of our ADSs and shares to decline.

Sales of our ADSs or shares in the public market, or the perception that these sales could occur, could cause the market price of our shares and ADSs to decline. There is no assurance that Melco International will not sell all or a part of its ownership interest in us. Any sale of their interest may be subject to volume and other restrictions, as applicable, under Rule 144 under the Securities Act of 1933, or the Securities Act. To the extent these or other shares are sold into the market, the market price of our shares and ADSs could decline. The ADSs represent interests in our shares. We would, subject to market forces, expect there to be a close correlation in the price of our ADSs and the price of the shares and any factors contributing to a decline in one market is likely to result to a similar decline in another.

In addition, Melco International has the right to cause us to register the sale of their shares under the Securities Act, subject to the terms of the registration rights agreement. Registration of these shares under the Securities Act would result in these shares becoming eligible for deposit in exchange for freely tradable ADSs without restriction under the Securities Act immediately upon the effectiveness of the registration statement. Sales of these registered shares in the public market could cause the price of our share and ADSs to decline.

Any decision by us to raise further equity in the markets in the U.S., which would result in dilution to existing shareholders, could cause the price of our ADSs and shares to decline.

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

Public companies that have substantially all of their operations in Greater China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ADSs could be greatly reduced or even rendered worthless.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

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

Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our Company was incorporated in December 2004 as an exempted company with limited liability under the laws of the Cayman Islands. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concession or subconcession, to operate casinos in Macau. For more information on our corporate structure, see “— C. Organizational Structure.”

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

On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MRP, a company listed on the Philippine Stock Exchange. Following the completion of our acquisition of MRP, we transferred our 100% equity interest in Melco Resorts Leisure to MRP in March 2013. Melco Resorts Leisure has been granted the exclusive right to manage, operate and control our Philippines integrated casino resort project, City of Dreams Manila.

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

In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments for the aggregate purchase price of US$1.2 billion, and such repurchased shares were subsequently canceled by us.

For a description of our principal capital expenditures for the years ended December 31, 2017, 2016, and 2015, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

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

We are developing Morpheus, the third phase of City of Dreams in Cotai, Macau and are currently reviewing the development plan and schedule for the remaining land for Studio City. We plan to develop Morpheus into an iconic landmark and currently target its opening in the first half of 2018. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus is expected to house approximately 770 rooms, suites and villas. For prevailing Macau market condition, see “Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate three Forbes 5-Star hotels in Macau — Altira Macau, Nüwa and Studio City’s Star Tower — and received 11 Forbes 5-Star and four Forbes 4-Star ratings across our properties in 2018. We seek to attract patrons throughout Asia and, in particular, from Greater China.

In the Philippines, Melco Resorts Leisure, a subsidiary of MRP, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

In 2018, we received the “Gaming Operator of the Year, Australia & Asia” award at the International Gaming Awards.

We generated a significant majority of the total revenues for each of the years ended December 31, 2015, 2016 and 2017 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. As of December 31, 2017, City of Dreams operated approximately 475 gaming tables and approximately 670 gaming machines.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Nüwa and The Countdown each offers approximately 300 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. Upon completion, Morpheus is expected to offer approximately 770 rooms, suites and villas. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 95 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. Completion of Morpheus will provide an additional pool, spa and salon, fitness club, executive lounge and four restaurants.

Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and “Casino VIP Room” and “Casino Interior Design” awards in 2011. It has also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Nüwa (then branded as Crown Towers) was the first hotel brand in Macau to receive the Forbes Travel Guide 5-Star distinction for its hotel, spa and every restaurant in January 2014. It was recognized as a Forbes 5-Star hotel for the sixth consecutive year in 2018, and its spa, the contemporary French restaurant The Tasting Room, the Cantonese culinary masterpiece Jade Dragon and the premium Japanese fine-dining establishment Shinji by Kanesaka were all awarded Forbes 5-Star ratings. In addition, Jade Dragon and The Tasting Room once again garnered Michelin two-star ratings in the Michelin Guide Hong Kong Macau 2018 while Shinji by Kanesaka maintained the one-star Michelin rating it was awarded in 2016. Jade Dragon was included in the 2018 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the second consecutive year, being the only Macau restaurant to be featured. Moreover, Jade Dragon and The Tasting Room have been included in the list of top 20 Best Restaurants by Hong Kong Tatler for five consecutive years since 2014, while Shinji by Kanesaka was also included in the list in 2017 and 2018.

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

As of December 31, 2017, Altira Macau operated approximately 100 gaming tables and 119 gaming machines operated as a Mocha Club at Altira Macau. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes 5-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 215 guest rooms, including suites and villas. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes 5-Star ratings in lodging and spa categories by Forbes Travel Guide for nine consecutive years in 2018. Altira Macau also received the “Most Favorite Travel Resort & Hotel” of U Magazine in 2015 and was honored the “Best Luxury Fitness Spa Award” in the prestigious World Luxury Spa Awards in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Italian restaurant Aurora and its Japanese restaurant Tenmasa have both earned Forbes 5-Star recognition in the Forbes Travel Guide for the fifth and fourth consecutive year, respectively, in 2018. Its Cantonese restaurant, Ying, was awarded a Forbes 4-Star rating for the fourth consecutive year in 2018 and a Michelin star in the Michelin Guide Hong Kong Macau 2018 for the second consecutive year. In addition, Aurora, Tenmasa and Ying were winners of the “Best of Award Excellence of Wine Spectator” in 2015. All three restaurants together with Kira were also included in the list of Hong Kong Tatler’s Best Restaurants guide for three consecutive years from 2015 to 2017.

In recognition of their outstanding service and service management, Ying and Tenmasa also respectively received the Service Star Award in the “Deluxe Restaurant” and “First Class Restaurant” categories in the “Quality Tourism Services Accreditation Scheme 2017” organized by the Macau Government Tourism Office.

Studio City

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. As of December 31, 2017, Studio City operated approximately 290 gaming tables and 970 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 45 VIP tables as of December 31, 2017. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a Batman film franchise digital ride, a 5,000 seat multi-purpose live performance arena and a Pacha nightclub, as well as approximately 1,600 hotel rooms, various food and beverage outlets and approximately 35,000 square meters (equivalent to approximately 377,000 square feet) of themed and innovative retail space.

In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel Awards 2017-18. In addition, Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The Studio City property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Moreover, Studio City’s Star Tower received the Forbes 5-Star rating from Forbes Travel Guide in 2018, while its Zensa Spa was awarded a Forbes 4-Star rating. Studio City’s signature Cantonese restaurant, Pearl Dragon, celebrated its one-Michelin-starred establishment rank for the second consecutive year in the Michelin Guide Hong Kong Macau 2018, and achieved a Forbes 4-Star rating in 2018. In addition, Pearl Dragon and Bi Ying were included in the list of Hong Kong Tatler’s Best Restaurants guide in 2017.

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

Our subsidiary Melco Resorts Macau operates the gaming areas of Studio City pursuant to a services agreement it entered into in May 2007, as amended in June 2012, with Studio City Entertainment Limited, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or relate to the aforementioned agreement. Melco Resorts Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. As of December 31, 2017, Mocha Clubs had eight clubs with a total of 1,319 gaming machines in operation (including 119 gaming machines at Altira Macau), which represented 8.4% of the total machine installation in the market, according to the DICJ. Mocha Clubs focus on general mass market players, including day-trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

The Mocha Club gaming facilities include what we believe is the latest technology for gaming machines and offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a traditional Chinese dice game.

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

The property’s total gross floor area is approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 1,700 slot machines, 1,700 electronic gaming tables and 380 gaming tables. As of December 31, 2017, we operated approximately 1,635 slot machines, 172 electronic gaming tables and 293 gaming tables.

City of Dreams Manila has three hotels comprising Nüwa, Nobu Hotel and Hyatt City of Dreams Manila, with approximately 950 rooms in aggregate. City of Dreams Manila also has exciting entertainment venues: DreamPlay by DreamWorks, a family entertainment center, which officially opened in June 2015; CenterPlay, a live performance central lounge within the casino; and the nightclubs Chaos and Pangaea Manila, a night club that has active gaming tables, both encapsulated within the Fortune Egg. City of Dreams Manila also has a retail boulevard, The Shops at the Boulevard, which is a retail strip interspersed within the food and beverage areas to provide customers with a broad range of shopping opportunities.

City of Dreams Manila is committed to providing the best in class luxury experiences in hospitality, dining and entertainment. With its exceptional facilities and services, the integrated resort’s recognitions in 2017 include “Best Performing Casino Stock in the World” on Bloomberg.com and “23 Fanciest Casinos in the World” on townandcountry.com. The luxury resort also received from Meralco the “Corporate Commercial Luminary Award” in recognition of the resort’s contribution to nation-building through creation of jobs and promotion of Philippine tourism and, from Mega magazine, the “2017 Exemplary World-Class Integrated Resort Award.” The local government of Parañaque City also presented an Award of Distinction to City of Dreams Manila in 2016 as a model Paranaque establishment. City of Dreams Manila’s hotels ranked in the “Top 25 Luxury Hotels” in the Philippines in the 2016 Traveler’s Choice by TripAdvisor. In 2015, the integrated resort was named “Casino/Integrated Resort of the Year” at the International Gaming Awards.

With more than 20 dining outlets located on property, signature restaurants Nobu Manila and Crystal Dragon were included in the 2017 Philippine Tatler’s Best Restaurant Guide and Town and Country’s Fabulous Dine Around Best Restaurants, while Nobu Manila has also been recognized as “One of the 7 Premier Restaurants Putting Manila in the World’s Gastronomic Map” in the online edition of Conde Nast Traveler. The Tasting Room, Crystal Dragon and Nobu Manila were recognized as among the Top 20 restaurants in the Philippines in the Philippine Tatler Best Restaurants Guide 2016 while Red Ginger, The Café at Hyatt and Apu, were also listed among the 170 establishments in the country.

In 2018, Nüwa earned the only new Forbes 5-Star in Manila from the Forbes Travel Guide. Nüwa Spa at City of Dreams Manila was also awarded a Forbes 4-Star rating. In 2016, it was awarded the International Hotel and Property Award for Best Lobby/Public Area/Lounge in the Global category and Best Hotel over 200 Rooms in Asia Pacific by Design Et Al, an international design magazine in Italy. The resort’s three luxury hotel brands, Nüwa, Hyatt City of Dreams Manila and Nobu Hotel, were recognized with a “2017 Certificate of Excellence” and in the previous year, “Top 25 Luxury Hotels in the Philippines Travelers Choice Awards” by TripAdvisor. In addition, Hyatt City of Dreams Manila was recognized as among the Top Five Best Hotels in Manila in the Readers’ Choice Awards 2016 by regional travel magazine DestinAsian. Nobu Hotel was likewise featured in the Forbes Travel Guide online article on “Five Celebrity-owned Hotels that Make You Feel Like the Star.”

Melco Resorts Leisure operates the casino business of City of Dreams Manila in accordance with the terms of the Regular License and the operating agreement between Melco Resorts Leisure and the Philippine Parties dated March 13, 2013. Under the operating agreement, PremiumLeisure and Amusement, Inc. (a member of the Philippine Parties) has the right to receive monthly payments from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila, and Melco Resorts Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

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

Our Development Projects

We are developing Morpheus, the third phase of City of Dreams in Cotai. Morpheus is expected to commence operations in the first half of 2018 with approximately 770 guest rooms. We are also currently reviewing the development plan and schedule for the remaining project of Studio City, which will require additional, and possibly substantial, funding. Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing, including an initial public offering. On August 14, 2017, SCI announced it submitted on a confidential basis to the U.S. Securities and Exchange Commission a draft registration statement for a possible initial public offering of American depositary shares representing ordinary shares of SCI. Further, we continually seek new opportunities for additional gaming or related businesses in Macau and in other countries and will continue to target the development of a project pipeline in order to expand our footprint in countries which offer legalized casino gaming, including Japan where we have a strong interest in developing integrated resorts. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.

Our Land and Premises

We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts. See “— Regulations — Macau Regulations — Land Regulations.” Through MRP, we also operate our gaming business in the Philippines through the Regular License issued by PAGCOR on a property which Melco Resorts Leisure leases from Belle Corporation under the Lease Agreement.

City of Dreams

City of Dreams is located in Cotai, Macau with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in September 2010 and January 2014, respectively. Under the terms of the revised land concession, the development period was extended to January 28, 2018, the hotel to be developed was changed to a five-star hotel and the total developable gross floor area on the land was increased to 692,619 square meters (equivalent to approximately 7.5 million square feet). Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160.5 million), which was paid in full in January 2016. In January 2018, the Macau government approved the extension of the development period to June 11, 2018.

Under the current terms of the land concession, the annual government land use fees payable during the development are approximately MOP9.5 million (equivalent to approximately US$1.2 million) and the annual government land use fees payable after completion of development are approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed.

See note 21 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for City of Dreams.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use for City of Dreams, including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Resorts. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21.1 million) which was paid in full in 2013. According to the current terms of the land concession, the annual government land use fees payable are approximately MOP1.5 million (equivalent to approximately US$186,000). This amount may be adjusted every five years as agreed.

See note 21 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Altira Macau.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use for Altira Macau, including the main gaming equipment and software, to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 131,700 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Hotel Taipa Square	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F, 2/F and 3/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800
Mocha Altira	November 2017	Avenida De Kwong Tung, No. 786, 798, 816 e 840, Taipa, Macau	8,500

Total			131,700

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

The gross construction area of the Studio City site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). The gross construction area completed for the first phase is approximately 477,110 square meters (equivalent to approximately 5.1 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175.0 million) was paid in full in January 2015. In February 2018, the development period under the Studio City land concession contract was extended to July 24, 2021. Government land use fee of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable during the development stage. The annual government land use fees payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed.

As part of the security provided in relation to the 2016 Studio City Notes and the 2021 Studio City Senior Secured Credit Facility, we assigned certain leases and right to use agreements and granted a mortgage over our rights under the Studio City land concession.

See note 21 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Studio City.

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

Melco Resorts Leisure does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, Melco Resorts Leisure leases the Project Reclaimed Land and buildings from Belle Corporation under the Lease Agreement. Part of the land covered under the Lease Agreement is leased by Belle Corporation from the Philippine Social Security System under the lease agreement between Belle Corporation and the Social Security System in 2010.

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

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and explores media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. A sales team has been established that directly liaises with current and potential customers within target Asian countries in order to grow and retain high-end customers. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. In Macau and the Philippines, we employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contribution. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yield and make continued improvements to our properties. As our advertising, sales and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, three hotels, as well as a selection of restaurants, bars and retail outlets. Upon the opening of Morpheus, the number of hotels will increase to four at City of Dreams. Altira Macau is designed to provide a high-end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience. Studio City is designated to primarily target mass market guests through its vast array of non-gaming amenities and entertainment attractions.

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

In both Macau and Manila, we engage gaming promoters to promote our VIP gaming rooms primarily due to the gaming promoters’ knowledge of and experience within the regional gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau and Manila, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff while gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe that we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. As of December 31, 2015, 2016 and 2017, we had agreements in place with 80, 61 and 55 gaming promoters in Macau, respectively. For City of Dreams Manila, we leverage our extensive sales reach within Asia to the extent permissible by applicable law, particularly to the sizable international customer base largely developed through our Macau operations and our strong relationship with gaming promoters in Macau and the rest of Asia. Melco Resorts Leisure works with Melco Resorts Macau to develop cross promotional marketing campaigns that position the Philippines as an additional gaming and tourist destination to guests at our properties and our gaming promoter networks. As of December 31, 2017, we had agreements in place with 20 gaming promoters in the Philippines. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

In Macau, we typically enter into gaming promoter agreements for a one-year term that are automatically renewed for periods of up to one year unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 27/2009 governing gaming promotion activity as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions on rolling chip volume-based arrangements.

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

Macau Gaming Market

In 2017, 2016 and 2015, Macau generated approximately US$33.2 billion, US$27.9 billion and US$28.8 billion of gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 9.4% in 2016. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis according to the DICJ and has continued to improve in the first quarter of 2018 with gross gaming revenues in Macau increasing 20.5% on a year-on-year basis according to the DICJ.

The mass market table games segment accounted for 38.3% of market-wide gross gaming revenues in 2017, compared to 41.6% in 2016 and 39.5% in 2015, according to the DICJ. With our large exposure to the mass market table games segment in the fast growing Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market.

While industry trends in Macau have improved since the third quarter of 2016, Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawal and the launch of facial recognition and identity card checks with respect to certain ATM users.

We believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 32.6 million in 2017, increasing by 5.4% compared to 2016. While visitors from China represented 68.1%, increasing by 8.5% compared to 2016, visitors from Hong Kong and Taiwan represented 18.9% and 3.3%, of all visitors to Macau in 2017, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, in which Mr. Lawrence Ho, our chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM has granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy has granted a subconcession to VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation. Melco Resorts Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor) started its gaming operations in Macau in 1962 and is undergoing construction of its new resort in Cotai which has been announced to open in 2019.

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

VML operates Sands Macao on the Macau Peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao, the Sands Cotai Central and the Parisian Macao and has announced proposals for the re-branding and redevelopment of the Sands Cotai Central into The Londoner Macao.

MGM Grand Paradise opened the MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula, and the MGM Cotai in February 2018.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each concessionaire was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2020 and 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2017 was 6,419. The Macau

government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change of the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Philippine Gaming Market

We expect City of Dreams Manila to benefit from growth in local and regional gaming demand, supported by improved infrastructure and strong growth in tourism to the Philippines. The Philippine economy is one of the fastest growing economies in the region, with favorable demographics and an expected increase in consumer spending, which we believe will benefit the Philippine gaming market. City of Dreams Manila will face competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. Our competitors in the Philippine market also include the Philippine Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

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

Singapore legalized casino gaming in 2006. Genting Singapore PLC opened its resort in Sentosa, Singapore, in February 2010 and Las Vegas Sands Corporation opened its casino in Marina Bay, Singapore, in April 2010. In December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. In addition, several other Asian countries are considering or are in the process of legalizing gambling and establishing casino-based entertainment complexes.

Seasonality

Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation increase considerably in Macau. In the Philippines, business considerably slows down during the “Holy Week,” as well as during the “Chinese New Year” and the “Chinese Ghost Month.” While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.

Intellectual Property

We have applied for and/or registered certain trademarks, including “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines” and “Melco Resorts & Entertainment” in Macau, the Philippines and/or other jurisdictions. We have also applied for or registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila.

For our license or hotel management agreements that are required for our operations, see “Item 5. Operating and Financial Review and Prospects — C. Research and Development, Patents and Licenses, etc.”

Regulations

Macau Regulations

Gaming Regulations

The ownership and operation of casino gaming facilities in Macau are subject to the general civil and commercial laws and to specific gaming laws, in particular, Law no. 16/2001, or the Macau Gaming Law. Macau’s gaming operations are also subject to the grant of a concession or subconcession by, and regulatory control of, the Macau government. See “— Gaming Licenses” below for more details.

The DICJ is the supervisory authority and regulator of the gaming industry in Macau. The core functions of the DICJ are:

•	to collaborate in the definition of gaming policies;

•	to supervise and monitor the activities of the concessionaires and subconcessionaires;

•	to investigate and monitor the continuing suitability and financial capacity requirements of concessionaires, subconcessionaires and gaming promoters;

•	to issue licenses to gaming promoters;

•	to license and certify gaming equipment; and

•	to issue directives and recommend practices with respect to the ordinary operation of casinos.

Below are the main features of the Macau Gaming Law, as supplemented by Administrative Regulation no. 26/2001, that are applicable to our business.

•	If we violate the Macau Gaming Law, Melco Resorts Macau’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate violation of Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of our gaming operations without permission for reasons not due to force majeure, or in the event of insufficiency of our facilities and equipment which may affect the normal operation of our gaming business, the Macau government would be entitled to replace Melco Resorts Macau during such disruption and to ensure the continued operation of the gaming business. Under such circumstances, we would bear the expenses required for maintaining the normal operation of the gaming business.

•	The Macau government also has the power to supervise subconcessionaires in order to assure financial stability and capability. See “— Gaming Licenses — The Subconcession Contract in Macau.”

•	Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any shareholder of a concessionaire or subconcessionaire holding shares equal to or in excess of 5% of concessionaire or subconcessionaire share capital who is found unsuitable will be required to dispose of such shares by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such shares must be acquired by the concessionaire or subconcessionaire. Melco Resorts Macau will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with it, Melco Resorts Macau:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•	The Macau government also requires prior approval for the creation of a lien over shares, the property comprising a casino and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its shares in respect of any public offering also requires the approval of the Macau government to be effective.

•	The Macau government must give its prior approval to changes in control through a merger, consolidation, share or asset acquisition, or any act or conduct by any person whereby such person obtains control. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government concerning a variety of stringent standards prior to assuming control. The Macau government may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

Non-compliance with these obligations could lead to the revocation of Melco Resorts Macau’s subconcession and could materially adversely affect our gaming operations.

The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, the number of gaming tables that may be operated in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instruction on responsible gaming, restrictions on the utilization of mass market gaming tables for VIP gaming operations and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect our gaming operations. Our inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect our gaming operations.

Gaming Promoters Regulations

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009, or the Gaming Promoters Regulation, regulates licensing of gaming promoters and the operations of gaming promotion business by gaming promoters. Gaming promoters’ applications to the DICJ must be sponsored by a concessionaire or subconcessionaire who will confirm that it may contract the applicant’s services subject to the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazette. The DICJ monitors each gaming promoter and its employees and collaborators. In October 2015, the DICJ issued specific accounting related instructions applicable to gaming promoters and the operations of gaming promoters business. Any failure by the gaming promoters to comply with such instructions may impact their license and ability to operate in Macau.

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

The Macau government is currently considering amending the Macau Administrative Regulation no. 6/2002. The Macau government is, among other things, proposing more stringent and restrictive licensing requirements for gaming promoters, the imposition of new penalties and the increase of the amounts of current fines.

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

Access to Casinos and Gaming Areas Regulations

Under Law no. 10/2012, the minimum age required for entrance into casinos in Macau is 21 years of age. The director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos or gaming areas, after considering their special technical qualifications. The Macau government is currently considering an amendment to Law no. 10/2012 to the effect that off-duty gaming employees may not access any casinos or gaming areas, except during the Chinese New Year festive season.

Smoking Regulations

Under the Smoking Prevention and Tobacco Control Law, smoking is not permitted in casino premises, except for an area of up to 50% of the casino area opened to the public as determined by Dispatch of the Chief Executive of Macau. Effective from October 2014, smoking in general access gaming areas is only permitted in segregated smoking lounges with no gaming activities. Smoking in limited access gaming areas would be subject to prior authorization from the Chief Executive of Macau.

In July 2017, Law no. 9/2017 amended the Smoking Prevention and Tobacco Control Law, with effect from January 1, 2018, under which smoking on casino premises shall only be permitted in segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to be set up within a transition period of one year subsequent to the effective date. During the transition period, existing smoking areas and smoking lounges can be maintained.

Anti-Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006, which is currently under review by the Macau government, the Administrative Regulation 7/2006 and the DICJ Instruction 1/2016 in effect from May 13, 2016 govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos. Under these laws and regulations, we are required to:

•	implement internal procedures and rules governing the prevention of anti-money laundering and terrorism financing crimes which are subject to prior approval from DICJ;

•	identify and evaluate the money laundering and terrorism financing risk inherent to gaming activities;

•	identify any customer who is in a stable business relationship with Melco Resorts Macau, who is a politically exposed persons or any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records on the identification of a customer for a period of five years;

•	establish a regime for electronic transfers;

•	keep individual records of all transactions related to gaming which involve credit securities;

•	keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$998) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,975) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

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

Responsible Gaming Regulations

On October 18, 2012, the DICJ issued Instruction no. 2/2012, which came into effect on November 1, 2012, setting out measures for the implementation of responsible gaming principles. Under this instruction, concessionaires and subconcessionaires are required to implement certain measures to promote responsible gambling, including: making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and gaming areas and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos and gaming areas; public exhibition of time; and creation and training of teams and a coordinator responsible for promoting responsible gambling.

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,975) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$125) and not exceeding MOP500,000 (equivalent to approximately US$62,395)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation.

Prevention and Suppression of Corruption in External Trade Regulations

In addition to the general criminal laws regarding corrupt practices in the public and private sector that are in force in Macau, on January 1, 2015, Law no. 10/2014 criminalizing corruption acts in external trade and providing for a system for prevention and suppression of such criminal acts came into effect in Macau. Our internal policies, namely the Code of Business Conduct and Ethics and Ethical Business Practices Program address this issue.

Asset Freezing Enforcement Regulations

On August 29, 2016, Law no. 6/2016 with respect to the framework for the enforcement of asset freezing orders, which comprised of United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction was enacted. Under this law, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Coordinating Commission for the Freezing Regime must assist the Chief Executive in all technical aspects of such enforcement. Among other entities, gaming operators are subject to certain obligations and duties regarding the freezing of assets ordered by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.

Foreign Exchange Regulations

Gaming operators in Macau may be authorized to open foreign exchange counters at their casinos and gaming areas subject to compliance with the Foreign Exchange Agencies Constitution and Operation Law (Decree-Law no. 38/97/M), the Exchange Rate Regime (Decree-Law no. 39/97/M) and the specific requirements determined by the Monetary Authority of Macau. The transaction permitted to be performed in such counters is limited to buying and selling bank bills and coins in foreign currency, and to buying travelers checks.

Intellectual Property Rights Regulations

Our subsidiaries incorporated in Macau are subject to local intellectual property regulations. Intellectual property protection in Macau is supervised by the Intellectual Property Department of the Economic Services Bureau of the Macau government.

The applicable regime in Macau with regard to intellectual property rights is defined by two main laws. The Industrial Property Code (Decree-Law no. 97/99/M, as amended pursuant to Law no. 11/2001), covers (i) inventions meeting the patentability requirements; (ii) semiconductor topography products; (iii) trademarks; (iv) designations of origin and geographical indications; and (v) awards. The Regime of Copyright and Related Rights (Decree-Law no. 43/99/M, as amended by Law no. 5/2012), protects intellectual works and creations in the literary, scientific and artistic fields, by copyright and related rights.

Personal Data Regulations

Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005). The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions. The legal framework requires that certain procedures must be adopted before collecting, processing and/or transferring personal data, including obtaining consent from the data subject.

Labor Quotas Regulations

All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident unskilled workers from China and other regions or countries. Non-resident skilled workers are also subject to the issuance of a work permit by the Macau government, which is given individually on a case-by-case basis. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import unskilled workers from China and the other to import unskilled workers from all other countries. Melco Resorts Macau is required by law to employ only Macau residents as dealers and supervisors.

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

Restrictions on Distribution of Profits

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2017, the aggregate balance of the reserves of all our Macau subsidiaries amounted to US$31.2 million.

Philippines Regulations

Gaming Regulations

Melco Philippine Parties and Philippine Parties are co-licensees of the Regular License dated April 29, 2015 issued by PAGCOR (previously the Provisional License) for the development of an integrated casino, hotel, retail and entertainment complex within the Entertainment City, Manila. As one of the Philippine Licensees, Melco Resorts Leisure has been named as the special purpose entity to operate the casino business and act as the sole and exclusive representative of the Philippine Licensees for the purposes of the Regular License. The Regular License is one of the four licenses granted to various parties to develop integrated tourism resorts and establish and operate casinos in Entertainment City.

The Casino Regulatory Manual (CRM) was originally issued in January 2013 by PAGCOR for the guidance of the Entertainment City licensees. It was developed to meet the following objectives of PAGCOR: (a) to ensure a level playing field among industry proponents; (b) maintain the orderly and predictable environment; (c) enforce license terms and conditions; (d) promote fairness and integrity in the conduct of games; (e) provide an underlying platform for responsible gaming; (f) disallow access to gaming venues by minors and financially vulnerable persons; and (g) prevent licensed gaming venues from being used for illegal activities.

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

Anti-Money Laundering Regulations in the Philippines

The Philippine AMLA criminalized money laundering and imposed certain requirements on customer identification, record keeping, and reporting of covered and suspicious transactions by covered persons as defined under the law.

Previously, City of Dreams Manila was covered by the AMLA only to a limited extent and was only required to report its foreign exchange transactions/money changer activities. However, with the new amendment to the existing Philippine AMLA, casinos are now included as covered persons subject to reporting and other requirements. Therefore, City of Dreams Manila, both in relation to its foreign exchange transactions/money changer activities, as well as its casino operations, is now required to report (i) transactions in cash or other equivalent monetary instrument involving a total amount in excess of PHP500,000 within one (1) banking day, with respect to its foreign exchange transactions/money changer activities, and (ii) single casino cash transaction involving an amount in excess of PHP5,000,000 or its equivalent in any other currency, with respect to its casino operations. Suspicious transactions, regardless of amount, are also required to be reported in connection with both its foreign exchange transactions/money changer activities and casino operations.

PAGCOR is expected to issue further guidelines for compliance by its licensees with the new AMLA.

Environmental Laws

Development projects that are classified by law as Environmentally Critical Projects (“ECP”) within statutorily defined Environmentally Critical Areas (“ECAs”) are required to obtain an Environmental Compliance Certificate (“ECC”) prior to commencement.

The Environmental Management Bureau of the Department of Environment and Natural Resources (“DENR-EMB”) issued an ECC to Belle Corporation for City of Dreams Manila. Under the terms of its Philippine Economic Zone Authority (“PEZA”) registration, Melco Resorts Leisure is required, prior to the start of commercial operations of City of Dreams Manila, to either: (a) apply for an ECC with the DENR-EMB and submit an approved copy of the ECC to PEZA within 15 days from its issuance, or (b) submit the ECC issued to Belle Corporation, as the same may be amended to reflect any changes made to City of Dreams Manila, for the review and approval by PEZA. Accordingly, Belle Corporation applied for an Amended ECC to reflect the changes made to City of Dreams Manila. The DENR-EMB issued the Amended ECC to Belle Corporation on July 31, 2014.

Other Applicable Laws

Foreign Corrupt Practices Act

The FCPA prohibits our Company and our employees and agents from offering or giving money or any other item of value to win or retain business or to influence any act or decision of any foreign official. The Code of Business Conduct and Ethics includes specific FCPA related provisions in Section IV and VIII B. To further supplement the Code of Business Conduct and Ethics, our Company implemented a FCPA Compliance Program in 2007, which was revised and expanded in scope in December 2013 as the Ethical Business Practices Program. This covers the activities of the shareholders, directors, officers, employees and counterparties of our Company.

Gaming Licenses

The Concession Regime in Macau

The Macau government conducted an international tender process for gaming concessions in Macau in 2001, and granted three gaming concessions to SJM, Galaxy and Wynn Macau, respectively. Upon authorization by the Macau government, each of SJM, Galaxy and Wynn Macau subsequently entered into subconcession with their respective subconcessionaires to operate casino games and other games of chance in Macau. No further granting of subconcessions is permitted unless specifically authorized by the Macau government.

Though there are no restrictions on the number of casinos or gaming areas that may be operated under each concession or subconcession, Macau government approval is required for the commencement of operations of any casino or gaming area.

The subconcessionaires that entered into subconcession contracts with Wynn Macau, SJM and Galaxy are Melco Resorts Macau, MGM Grand Paradise and VML, respectively. Our subsidiary, Melco Resorts Macau,

executed the Subconcession Contract with Wynn Macau on September 8, 2006. Wynn Macau will continue to develop and run hotel operations and casino projects independent of ours.

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

The Macau government has been considering the extension, renewal or grant of new concessions and subconcessions. As part of such efforts, in May 2016, the Macau government conducted a mid-term review to analyze the impact of the gaming industry on the local economy, business environment of small and medium enterprises, local population and gaming and non-gaming business sectors and the current status of the gaming promoters.

The Subconcession Contract in Macau

The Subconcession Contract in Macau provides for the terms and conditions of the subconcession granted to Melco Resorts Macau by Wynn Macau. Melco Resorts Macau does not have the right to further grant a subconcession or transfer the operation to third parties.

Melco Resorts Macau paid a consideration of US$900 million to Wynn Macau. On September 8, 2006, Melco Resorts Macau was granted the right to operate games of fortune and chance or other games in casinos in Macau until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Macau in future operations during the concession period.

The Macau government has confirmed that the subconcession is independent of Wynn Macau’s concession and that Melco Resorts Macau does not have any obligations to Wynn Macau pursuant to the Subconcession Contract. It is thus not affected by any modification, suspension, redemption, termination or rescission of Wynn Macau’s concession. In addition, an early termination of Wynn Macau’s concession before June 26, 2022, would not result in the termination of the subconcession. The subconcession was authorized and approved by the Macau government. Absent any change to Melco Resorts Macau’s legal status, rights, duties and obligations towards the Macau government or any change in applicable law, Melco Resorts Macau will continue to be validly entitled to operate independently under and pursuant to the subconcession, notwithstanding the termination or rescission of Wynn Macau’s concession, the insolvency of Wynn Macau and/or the replacement of Wynn Macau as concessionaire in the Subconcession Contract. The Macau government has a contractual obligation to the effect that, should Wynn Macau cease to hold the concession prior to June 26, 2022, the Macau government would replace Wynn Macau with another entity so as to ensure that Melco Resorts Macau may continue to operate games of chance and other games in casinos in Macau and the subconcession would at all times be under a concession. Both the Macau government and Wynn Macau have undertaken to cooperate with Melco Resorts Macau to ensure all the legal and contractual obligations are met.

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

Termination Rights. The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Resorts Macau’s subconcession in the event of non-compliance by us with our basic obligations under the subconcession and applicable Macau laws. Upon termination, all of our casino premises and gaming equipment would revert to the Macau government automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. Neither Melco Resorts Macau nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Subconcession Contract upon the following termination events:

•	the operation of gaming without permission or operation of business which does not fall within the business scope of the subconcession;

•	abandonment of approved business or suspension of operations of our gaming business in Macau without reasonable grounds for more than seven consecutive days or more than 14 non-consecutive days within one calendar year;

•	transfer of all or part of Melco Resorts Macau’s operation in Macau in violation of the relevant laws and administrative regulations governing the operation of games of fortune or chance and other casino games in Macau and without Macau government approval;

•	failure to pay taxes, premiums, levies or other amounts payable to the Macau government;

•	refusal or failure to resume operations following the temporary assumption of operations by the Macau government;

•	repeated opposition to the supervision and inspection by the Macau government and failure to comply with decisions and recommendations of the Macau government, especially those of the DICJ, applicable to us;

•	failure to provide or supplement the guarantee deposit or the guarantees specified in the subconcession within the prescribed period;

•	bankruptcy or insolvency of Melco Resorts Macau;

•	fraudulent activity harming public interest;

•	serious and repeated violation of the applicable rules for carrying out casino games of chance or games of other forms or damage to the fairness of casino games of chance or games of other forms;

•	systematic non-compliance with the Macau Gaming Law’s basic obligations;

•	the grant to any other person of any managing power over the gaming business of Melco Resorts Macau or the grant of a subconcession or entering into any agreement to the same effect; or

•	failure by a controlling shareholder in Melco Resorts Macau to dispose of its interest in Melco Resorts Macau, within 90 days from the date of the authorization given by the Macau government for such disposal, pursuant to written instructions received from the regulatory authority of a jurisdiction where the said shareholder is licensed to operate, which have had the effect that such controlling shareholder now wishes to dispose of the shares it owns in Melco Resorts Macau.

Ownership and Capitalization. Set out below are the key terms in relation to ownership and capitalization under the Subconcession Contract:

•	any person who directly acquires voting rights in Melco Resorts Macau will be subject to authorization from the Macau government;

•	Melco Resorts Macau will be required to take the necessary measures to ensure that any person who directly or indirectly acquires more than 5% of the shares in Melco Resorts Macau would be subject to authorization from the Macau government, except when such acquisition is wholly made through the shares of publicly-listed companies tradable at a stock exchange;

•	any person who directly or indirectly acquires more than 5% of the shares in Melco Resorts Macau will be required to report the acquisition to the Macau government (except when such acquisition is wholly made through shares tradable on a stock exchange as a publicly-listed company);

•	the Macau government’s prior approval would be required for any recapitalization plan of Melco Resorts Macau; and

•	the Chief Executive of Macau could require the increase of Melco Resorts Macau’s share capital, if deemed necessary.

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

See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Gaming Industry and Our Operations in Macau — Melco Resorts Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession, or a new concession or subconcession, in 2022, or if the Macau government were to exercise its redemption right, we would be unable to operate casino gaming in Macau.”

PAGCOR Licenses in the Philippines

The Regular License issued by PAGCOR authorizes the Philippine Licensees, through Melco Resorts Leisure, to establish and operate a casino in the Philippines for both local and foreign patrons who are at least twenty-one years of age.

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

See “Item 3. Key Information – D. Risk Factors – Risks Relating to the Gaming Industry and Our Business in the Philippines – MRP’s gaming operations are dependent on the Regular License issued by PAGCOR.”

Tax

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our subsidiaries incorporated in the Cayman Islands are not subject to Cayman Islands income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. However, we are subject to Hong Kong profits tax on profits arising from our activities conducted in Hong Kong.

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but certain subsidiaries incorporated in the British Virgin Islands are subject to Macau complementary tax of 12% on profits earned in or derived from its activities conducted in Macau.

Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Having obtained a subconcession, Melco Resorts Macau applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) in 2007, which exempted us from Macau complementary tax for five years from 2007 to 2011 on gaming profits. The Macau government has extended the tax holiday for additional five-year periods from 2012 through 2016 and from 2017 through 2021. In addition, the Macau government granted one of our subsidiaries in Macau the complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.

During the five-year period from 2012 through 2016, an annual payment of MOP22.4 million (equivalent to approximately US$2.8 million) was payable by Melco Resorts Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the five-year period from 2017 through 2021, the annual payment payable by Melco Resort Macau is of MOP18.9 million (equivalent to approximately US$2.4 million). Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. However, we cannot assure you that the same arrangement will be applied beyond 2021 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

Melco Resorts Macau is subject to Macau gaming tax based on gross gaming revenue in Macau. These gaming taxes are an assessment on Melco Resorts Macau’s gaming revenue and are recorded as casino expense.

The Macau government granted to Altira Hotel, in 2007, and COD Hotels, in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, The Countdown, Nüwa and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or operated by them. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau complementary tax. The transfer of the declaration of utility purpose to COD Resorts is currently under process by the Macau government. However, there is no assurance that the Macau government will continue to extend us such benefit.

In September 2017, the Macau government granted Studio City Hotels the declaration of touristic utility purpose pursuant to which Studio City Hotels is entitled to a property tax holiday for a period of twelve years on the immovable property to which the touristic utility was granted, owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. Although the Studio City property is owned by Studio City Developments, we believe Studio City Hotels is entitled to such property tax holiday; however, there is no assurance that the Macau government will extend such benefit to Studio City Hotels.

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

Our subsidiaries incorporated in the Philippines are subject to Philippine corporate income tax of 30% on profits and other local taxes. Some of the subsidiaries are likewise liable for VAT on certain transactions. On gaming related transactions, Melco Resorts Leisure enjoys exemption from national, local, direct and indirect (i.e. VAT) taxes pursuant to the PAGCOR charter and is subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes. The franchise tax and license fees are an assessment on Melco Resorts Leisure’s gaming revenue and are recorded as casino expense in the consolidated statements of operations. Further, Melco Resorts Leisure, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and VAT zero-rating on its local purchases of certain capital equipment used in registered activities.

C. ORGANIZATIONAL STRUCTURE

We are a holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming subconcession holder, Melco Resorts Macau, which, directly or indirectly through its subsidiary, is the operator of our gaming and non-gaming businesses in various properties in Macau; (2) a majority equity and economic interest in SCI, the holding company of Studio City; and (3) a majority equity and economic interest in MRP, a company listed on the Philippine Stock Exchange, the holding company of City of Dreams Manila.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of April 11, 2018:

Notes:

(1)	The treasury shares represent new shares issued by us and held by our depositary bank to facilitate the administration and operation of our share incentive plans. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

(2)	As of the latest practicable date, Melco Leisure holds 51.06% shareholding of the Company as per the number of ordinary shares recorded in the Register of Members.

(3)	The remaining 50% of the equity interests of these companies are owned by Studio City Holdings Five Limited, a wholly owned subsidiary of Studio City International Holdings Limited. The 50% interest held by Studio City Holdings Five Limited in various Studio City companies incorporated in the British Virgin Islands is non-voting interest.

(4)	3.96% and 1% of the equity interests are owned by Studio City Holdings Four Limited and Studio City Holdings Five Limited, respectively.

(5)	3.85% of the equity interests are owned by Studio City Holdings Five Limited.

(6)	0.02% of the equity interests are owned by Studio City Holdings Five Limited.

(7)	The remaining 5% of the equity interests are owned by MCO Nominee Two Limited.

(8)	Five shares (representing less than 0.01% of the issued share capital) are owned by five nominee directors of each relevant company.

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information regarding the beneficial ownership of Melco International in our Company and “Exhibit 8.1 – List of Significant Subsidiaries.”

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

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

City of Dreams

City of Dreams, as of December 31, 2017, operated approximately 475 gaming tables and approximately 670 gaming machines, and approximately 1,400 hotel rooms and suites, approximately 25 restaurants and bars, approximately 95 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. A wet stage performance theater with approximately 2,000 seats features The House of Dancing

Water produced by Franco Dragone. The Club Cubic nightclub features approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We are developing Morpheus, the third phase of City of Dreams.

For the years ended December 31, 2017, 2016 and 2015, net revenues generated from City of Dreams amounted to US$2,666.3 million, US$2,590.8 million and US$2,794.7 million, representing 50.5%, 57.3% and 70.3% of our total net revenues, respectively.

Altira Macau

Altira Macau, as of December 31, 2017, operated approximately 100 gaming tables and 119 gaming machines operated as a Mocha Club at Altira Macau, approximately 215 hotel rooms, several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2017, 2016 and 2015, net revenues generated from Altira Macau amounted to US$446.1 million, US$439.1 million and US$574.8 million, representing 8.4%, 9.7% and 14.5% of our total net revenues, respectively.

Studio City

On July 27, 2011, we acquired a 60% equity interest in SCI, the developer, owner and operator of Studio City. Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a current focus on the mass market segment and complemented with junket and premium direct VIP rolling chip operations in Asia and, in particular, from Greater China. Studio City opened its doors to customers in October 2015. As of December 31, 2017, Studio City operated approximately 290 gaming tables and 970 gaming machines. For the years ended December 31, 2017, 2016 and 2015, net revenues generated from Studio City amounted to US$1,363.4 million, US$838.2 million and US$125.3 million, representing 25.8%, 18.5% and 3.2% of our total net revenues, respectively.

Mocha Clubs

As of December 31, 2017, we operated eight Mocha Clubs with a total of 1,319 electronic gaming machines in operation (including 119 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2017, 2016 and 2015, net revenues generated from Mocha Clubs amounted to US$121.3 million, US$120.5 million and US$136.2 million, representing 2.3%, 2.7% and 3.4% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2017, 2016 and 2015, gaming machine revenues represented 97.3%, 97.4% and 98.2% of net revenues generated from Mocha Clubs, respectively.

Corporate and Other

Corporate and Other primarily includes Taipa Square Casino, a casino on Taipa Island, Macau, operating within Hotel Taipa Square, which we operate under a right-to-use agreement, and other corporate costs. For the years ended December 31, 2017, 2016 and 2015, net revenues generated from Corporate and Other amounted to US$38.5 million, US$39.5 million and US$43.4 million, representing 0.7%, 0.9% and 1.1% of our total net revenues, respectively.

City of Dreams Manila

We completed the acquisition of a majority interest in the issued share capital of MRP on December 19, 2012 and completed the transfer of the entire interest of Melco Resorts Leisure, which is the developer and operator of our Philippines casino hotel resort project, “City of Dreams Manila,” to MRP in March 2013. City of Dreams Manila opened its doors to customers in December 2014, with a grand opening in the first quarter of 2015. As of December 31, 2017, City of Dreams Manila operated approximately 1,635 slot machines, 172 electronic gaming tables and 293 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2017, 2016 and 2015, net revenues generated from City of Dreams Manila amounted to US$649.3 million, US$491.2 million and US$300.4 million, representing 12.3%, 10.9% and 7.6% of our total net revenues, respectively.

Summary of Financial Results

For the year ended December 31, 2017, our total net revenues were US$5.28 billion, an increase of 16.9% from US$4.52 billion of net revenues for the year ended December 31, 2016. Net income attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2017 was US$347.0 million, as compared to net income of US$175.9 million for the year ended December 31, 2016. Our improvement in profitability was primarily a result of the substantial improvements in operating performance, particularly from our gaming operations.

	Year Ended December 31,
	2017	2016	2015
	(in thousands of US$)
Net revenues	$5,284,823	$4,519,396	$3,974,800
Total operating costs and expenses	(4,677,211)	(4,156,280)	(3,876,385)
Operating income	607,612	363,116	98,415
Net income attributable to Melco Resorts & Entertainment Limited	$347,002	$175,906	$105,747

Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•	In June 2015, we completed an amendment to the 2011 Credit Facilities, known as the 2015 Credit Facilities, drew down the entire term loan facility under the 2015 Credit Facilities and repaid the entire outstanding balance of the 2011 Credit Facilities

•	On October 27, 2015, Studio City commenced operations with its grand opening on the same date

•	On November 18, 2015, we completed an amendment to the Studio City Project Facility

•	On November 23, 2015, MRP completed the 2015 Private Placement

•	In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million, and such shares were subsequently cancelled by us

•	On November 30, 2016 (December 1, 2016, Hong Kong time), we repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the term loan facility of the 2021 Studio City Senior Secured Credit Facility, which was entered into on November 23, 2016) as funded by the net proceeds from the offering of 2016 Studio City Notes issued by Studio City Company on November 30, 2016 and cash on hand

•	In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments for the aggregate purchase price of US$1.2 billion, and such repurchased shares were subsequently cancelled by us

•	On June 6, 2017, Melco Resorts Finance issued US$650.0 million in aggregate principal amount of the 2017 Senior Notes

•	On June 14, 2017, together with the net proceeds from the issuance of US$650.0 million in aggregate principal amount of the 2017 Senior Notes along with the proceeds in the amount of US$350.0 million from a partial drawdown of the revolving credit facility under the 2015 Credit Facilities and cash on hand, Melco Resorts Finance redeemed all of our outstanding 2013 Senior Notes

•	On July 3, 2017, Melco Resorts Finance issued US$350.0 million in aggregate principal amount of the 2017 Senior Notes, the net proceeds from which were used to repay in full the US$350.0 million drawdown from the revolving credit facility under the 2015 Credit Facilities

•	On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion, together with accrued interest

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•	Rolling chip win rate: rolling chip table games win (calculated before discounts and commissions) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•	Mass market table games hold percentage: mass market table games win as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•	Gaming machine win rate: gaming machine win expressed as a percentage of gaming machine handle.

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

Our combined expected rolling chip win rate (calculated before discounts and commissions) across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•	Average daily rate: calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•	Revenue per available room, or REVPAR: calculated by dividing total room revenues including the retail value of complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

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

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues

Our total net revenues for the year ended December 31, 2017 were US$5.28 billion, an increase of US$0.77 billion, or 16.9%, from US$4.52 billion for the year ended December 31, 2016. The increase in total net revenues was primarily attributable to better group-wide performance in all gaming segments, especially the performance in the rolling chip segment including the fully-operating rolling chip operations in Studio City for the year ended December 31, 2017.

Our total net revenues for the year ended December 31, 2017 consisted of US$4.94 billion of casino revenues, representing 93.4% of our total net revenues, and US$347.2 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances). Our total net revenues for the year ended December 31, 2016 consisted of US$4.18 billion of casino revenues, representing 92.4% of our total net revenues, and US$342.7 million of net non-casino revenues.

Casino. Casino revenues for the year ended December 31, 2017 were US$4.94 billion, representing a US$0.76 billion, or 18.2%, increase from casino revenues of US$4.18 billion for the year ended December 31, 2016, due to an increase in casino revenues at all of our properties, especially Studio City and City of Dreams Manila. The casino revenue at Studio City increased by US$547.7 million primarily due to enhanced performance in mass market table games segment as a result of the continuous ramp-up of Studio City since its commencement of operations in October 2015 and the launch of rolling chip operations in November 2016. The casino revenue at City of Dreams Manila increased by US$157.1 million due to its better performance in all gaming segments for the year ended December 31, 2017 as compared to the previous year.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2017 was US$17.2 billion, representing a decrease of US$0.4 billion, or 2.5%, from US$17.7 billion for the year ended December 31, 2016. The rolling chip win rate (calculated before discounts and commissions) was 3.06% for the year ended December 31, 2017, and increased from 2.85% for the year ended December 31, 2016. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$429.2 million for the year ended December 31, 2017, representing a decrease of 13.3% from US$494.7 million for the year ended December 31, 2016. The mass market table games hold percentage was 17.5% for the year ended December 31, 2017, decreasing from 18.6% for the year ended December 31, 2016. Average net win per gaming machine per day was US$106 for the year ended December 31, 2017, an increase of US$13, or 14.1%, from US$93 for the year ended December 31, 2016.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2017 of US$47.4 billion represented an increase of US$6.0 billion, or 14.4%, from US$41.5 billion for the year ended December 31, 2016. The rolling chip win rate (calculated before discounts and commissions) was 2.97% for the year ended December 31, 2017 and was in line with our expected range of 2.7% to 3.0%, and increased from 2.83% for the year ended December 31, 2016. In the mass market table games segment, drop was US$4.50 billion for the year ended December 31, 2017 which represented an increase of US$0.20 billion, or 4.6%, from US$4.31 billion for the year ended December 31, 2016. The mass market table games hold percentage was 32.4% for the year ended December 31, 2017, decreasing from 35.8% for the year ended December 31, 2016. Average net win per gaming machine per day was US$557 for the year ended December 31, 2017, an increase of US$176, or 46.2%, from US$381 for the year ended December 31, 2016.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2017 was US$272, an increase of US$15, or 5.6%, from US$257 for the year ended December 31, 2016.

Studio City. Studio City began rolling chip operations in November 2016. Rolling chip volume was US$19.0 billion for the year ended December 31, 2017, and increased from US$1.3 billion for the year ended December 31, 2016. The rolling chip win rate (calculated before discounts and commissions) was 3.16% for the year ended December 31, 2017, and increased from 1.39% for the year ended December 31, 2016. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$2.91 billion for the year ended December 31, 2017, and increased from US$2.48 billion for the year ended December 31, 2016. The mass market table games hold percentage was 26.1% for the year ended December 31, 2017, demonstrating an increase from 24.7% for the year ended December 31, 2016. Average net win per gaming machine per day was US$225 for the year ended December 31, 2017, an increase of US$36, or 18.9%, from US$189 for the year ended December 31, 2016.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2017 was US$11.5 billion, representing an increase of US$4.7 billion, or 68.4%, from US$6.8 billion for the year ended December 31, 2016. The rolling chip win rate (calculated before discounts and commissions) was 3.10% for the year ended December 31, 2017, and decreased from 3.43% for the year ended December 31, 2016. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$686.9 million for the year ended December 31, 2017, representing an increase of US$136.4 million, or 24.8%, from US$550.5 million for the year ended December 31, 2016. The mass market table games hold percentage was 29.6% for the year ended December 31, 2017, demonstrating an increase from 28.0% for the year ended December 31, 2016. Average net win per gaming machine per day was US$271 for the year ended December 31, 2017, an increase of US$54, or 24.8%, from US$217 for the year ended December 31, 2016.

Rooms. Room revenues (including the retail value of promotional allowances) for the year ended December 31, 2017 were US$271.5 million, representing a US$6.2 million, or 2.3%, increase from room revenues (including the retail value of promotional allowances) of US$265.3 million for the year ended December 31, 2016. The increase was primarily due to the increase in occupancy rate and average daily rate at City of Dreams and Studio City as well as the improved occupancy at City of Dreams Manila.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2017	2016	2017	2016	2017	2016
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	204	205	96%	94%	196	193
City of Dreams	202	200	97%	96%	196	192
Studio City	140	136	99%	98%	138	133
City of Dreams Manila	158	159	96%	91%	152	145

Food, beverage and others. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2017 included food and beverage revenues of US$185.0 million and entertainment, retail and other revenues of US$203.8 million. Food, beverage and other revenues (including the retail value of promotional allowances) for the year ended December 31, 2016 included food and beverage revenues of US$177.5 million and entertainment, retail and other revenues of US$197.0 million. The increase of US$14.2 million in food, beverage and other revenues from the year ended

December 31, 2016 to the year ended December 31, 2017 was primarily due to higher rental income at City of Dreams as a result of the opening of the new retail precinct in phases between June and December 2016, higher food and beverage revenue at City of Dreams and City of Dreams Manila driven by higher business volumes associated with an increase in visitation during the year, partially offset by decreased entertainment, retail and other revenues at Studio City since we generated more revenues from ticket sales in 2016 for more events held including the live concerts from headline acts.

Operating costs and expenses

Total operating costs and expenses were US$4.68 billion for the year ended December 31, 2017, representing an increase of US$0.5 billion, or 12.5%, from US$4.16 billion for the year ended December 31, 2016. The increase in operating costs was primarily due to the increase in operating costs at Studio City and City of Dreams Manila, which was in-line with the increase in gaming volumes and associated higher revenues, as well as higher development costs and property charges and other in 2017.

Casino. Casino expenses increased by US$0.47 billion, or 16.1%, to US$3.37 billion for the year ended December 31, 2017 from US$2.90 billion for the year ended December 31, 2016 primarily due to increase in gaming tax, other levies and commissions expenses at Studio City and City of Dreams Manila, which increased as a result of increased gaming volumes and associated higher revenues, partially offset by the recovery of previously provided doubtful debt in City of Dreams and Altira Macau.

Rooms. Room expenses, which represent the costs of operating the hotel facilities, remained stable at US$32.6 million and US$33.2 million for the years ended December 31, 2017 and 2016.

Food, beverage and others. Food, beverage and other expenses were US$146.2 million and US$175.6 million for the years ended December 31, 2017 and 2016, respectively. The decrease was primarily due to decrease in performers’ fees as we held fewer events at Studio City in 2017 and lower payroll expenses.

General and administrative. General and administrative expenses increased by US$20.5 million, or 4.6%, to US$467.1 million for the year ended December 31, 2017 from US$446.6 million for the year ended December 31, 2016, primarily due to the US$8.1 million one-off net gain on disposal of property and equipment to Belle Corporation in 2016, and an increase in payroll expenses, professional fees and other general and administrative expenses to support continuing and expanding operations in 2017.

Payments to the Philippine Parties. Payments to the Philippine Parties increased to US$51.7 million for the year ended December 31, 2017 from US$34.4 million for the year ended December 31, 2016, due to the improvement in gaming operations and resulting increase in revenues from gaming operations in City of Dreams Manila.

Pre-opening costs.  Pre-opening costs were US$2.3 million and US$3.9 million for the years ended December 31, 2017 and 2016, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations.

Development costs. Development costs were US$31.1 million and US$0.1 million for the years ended December 31, 2017 and 2016, respectively, which predominantly related to marketing and promotion costs as well as professional and consultancy fees for corporate business development.

Amortization of gaming subconcession. Amortization of our gaming subconcession continued to be recognized on a straight-line basis at an annual rate of US$57.2 million for each of the years ended December 31, 2017 and 2016.

Amortization of land use rights. Amortization of land use rights expenses continued to be recognized on a straight-line basis at an annual rate of US$22.8 million for each of the years ended December 31, 2017 and 2016.

Depreciation and amortization. Depreciation and amortization expenses decreased by US$11.7 million, or 2.5%, to US$460.5 million for the year ended December 31, 2017 from US$472.2 million for the year ended December 31, 2016.

Property charges and other. Property charges and other for the year ended December 31, 2017 were US$31.6 million, which primarily included the asset write-offs and impairments of US$30.9 million as a result of the remodel of gaming and non-gaming attractions as well as retail and food and beverage outlets at our properties, US$3.8 million Typhoon Hato donation, US$3.7 million license termination fee and consulting fee as a result of the rebranding of our hotel properties at City of Dreams, US$3.1 million termination costs as a result of departmental restructuring, partially offset by the net gain of US$10.3 million from the insurance recovery on property damage and other costs incurred for our Macau properties as a result of Typhoon Hato. Property charges and other for the year ended December 31, 2016 were US$5.3 million, which primarily included the asset write-offs and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams, US$2.1 million termination costs as a result of departmental restructuring and US$1.7 million legal and professional fees for assisting in evaluating the capital structure of Studio City, partially offset by US$2.0 million insurance recovery on furniture, fixtures and equipment damaged by the typhoon in the Philippines.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange gains (losses), net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

Interest income was US$3.6 million for the year ended December 31, 2017, as compared to US$6.0 million for the year ended December 31, 2016. The decrease was primarily due to lower level of deposits placed at banks during the year ended December 31, 2017.

Interest expenses were US$229.6 million (net of capitalized interest of US$37.5 million) for the year ended December 31, 2017, compared to US$223.6 million (net of capitalized interest of US$29.0 million) for the year ended December 31, 2016. The increase in interest expenses (net of interest capitalization) of US$6.0 million was primarily due to higher interest expenses arisen from the higher borrowing rate as a result of the refinancing of the Studio City Project Facility with 2016 Studio City Notes and 2021 Studio City Senior Secured Credit Facility in November 2016, partially offset with higher interest capitalization of US$8.5 million primarily for the development of Morpheus.

Other finance costs for the year ended December 31, 2017 amounted to US$32.3 million and included US$26.2 million of amortization of deferred financing costs and US$6.1 million of loan commitment and other finance fees. Other finance costs for the year ended December 31, 2016 amounted to US$55.8 million and included US$48.3 million of amortization of deferred financing costs and US$7.5 million of loan commitment and other finance fees. The decrease in amortization of deferred financing costs compared to the year ended December 31, 2016 was primarily due to no amortization of deferred financing costs for the Studio City Project Facility after its refinancing in November 2016. The deferred financing costs related to the 2016 Studio City Notes and 2021 Studio City Senior Secured Credit Facility were lower compared to the deferred financing costs for the Studio City Project Facility.

Loss on extinguishment of debt for the year ended December 31, 2017 was US$49.3 million, represented a portion of the unamortized deferred financing costs and redemption costs of the 2013 Senior Notes that were not eligible for capitalization as a result of refinancing and the write-off of unamortized deferred financing costs as a result of partial redemption of the Philippine Notes. Loss on extinguishment of debt for the year ended December 31, 2016 was US$17.4 million, represented break costs and a portion of the unamortized deferred financing costs of the Studio City Project Facility that were not eligible for capitalization.

Costs associated with debt modification for the year ended December 31, 2017 were US$2.8 million, which represented a portion of underwriting fee, legal and professional fees incurred for refinancing of the 2013 Senior Notes that were not eligible for capitalization. Costs associated with debt modification for the year ended December 31, 2016 were US$8.1 million, which represented a portion of underwriting fee, legal and professional fees incurred for refinancing of the Studio City Project Facility that were not eligible for capitalization.

Income tax credit (expense)

Income tax credit for the year ended December 31, 2017 was primarily attributable to over provision of Macau Complementary Tax in prior years of US$2.6 million and a net deferred tax credit of US$2.3 million, partially offset by Hong Kong Profits Tax of US$2.5 million and a lump sum tax payable of US$2.4 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau. The effective tax rate for the year ended December 31, 2017 was 0%, as compared to 10.9% for the year ended December 31, 2016. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2017 and 2016. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations. However, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net loss attributable to noncontrolling interests

Our net loss attributable to noncontrolling interests of US$31.7 million for the year ended December 31, 2017, compared to that of US$109.0 million for the year ended December 31, 2016, represented the share of the Studio City’s expenses of US$33.4 million and City of Dreams Manila’s income of US$1.7 million, respectively, by the respective minority shareholders for the year ended December 31, 2017. The year-on-year decrease was primarily attributable to the share of net revenues generated by Studio City and City of Dreams Manila, partially offset by the respective increase in the share of operating costs during the year ended December 31, 2017.

Net income attributable to Melco Resorts & Entertainment Limited

As a result of the foregoing, we had net income of US$347.0 million for the year ended December 31, 2017, compared to US$175.9 million for the year ended December 31, 2016.

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

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2016 was US$17.7 billion, representing a decrease of US$6.1 billion, or 25.8%, from US$23.8 billion for the year ended December 31, 2015. The rolling chip win rate (calculated before discounts and commissions) was 2.85% for the year ended December 31, 2016 and was within our expected level of 2.7% to 3.0%, and increased slightly from 2.83% for the year ended December 31, 2015. In the mass market table games segment, drop was US$494.7 million for the year ended December 31, 2016, representing a decrease of 19.7% from US$616.1 million for the year ended December 31, 2015. The mass market table games hold percentage was 18.6% for the year ended December 31, 2016, demonstrating an increase from 17.9% for the year ended December 31, 2015. Average net win per gaming machine per day was US$93 and US$98 for the years ended December 31, 2016 and 2015, respectively.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2016 of US$41.5 billion represented a decrease of US$2.6 billion, or 5.8%, from US$44.0 billion for the year ended December 31, 2015. The rolling chip win rate (calculated before discounts and commissions) was 2.83% for the year ended December 31, 2016 and was in line with our expected range of 2.7% to 3.0%, but decreased from 2.91% for the year ended December 31, 2015. In the mass market table games segment, drop was US$4.31 billion for the year ended December 31, 2016 which represented a decrease of US$0.41 billion, or 8.6%, from US$4.71 billion for the year ended December 31, 2015. The mass market table games hold percentage was 35.8% for the year ended December 31, 2016, demonstrating an increase from 35.1% for the year ended December 31, 2015. Average net win per gaming machine per day was US$381 and US$404 for the years ended December 31, 2016 and 2015, respectively.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2016 was US$257, a decrease of US$46, or 15.2%, from US$303 for the year ended December 31, 2015.

Studio City. Studio City commenced operations on October 27, 2015 and began rolling chip operations in November 2016. Rolling chip volume was US$1.3 billion and the rolling chip win rate (calculated before discounts and commissions) was 1.39% for the year ended December 31, 2016. In the mass market table games segment, drop was US$2,480.0 million for the year ended December 31, 2016, and increased from US$365.3 million for the year ended December 31, 2015. The mass market table games hold percentage was 24.7% for the year ended December 31, 2016, demonstrating an increase from 22.4% for the year ended December 31, 2015. Average net win per gaming machine per day was US$189 for the year ended December 31, 2016, an increase of US$21, or 12.8%, from US$168 for the year ended December 31, 2015.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2016 was US$6.8 billion, representing an increase of US$3.6 billion, or 110.1%, from US$3.3 billion for the year ended December 31, 2015. The rolling chip win rate (calculated before discounts and commissions) was 3.43% for the year ended December 31, 2016, and increased from 2.30% for the year ended December 31, 2015. In the mass market table games segment, drop was US$550.5 million for the year ended December 31, 2016, representing an increase of US$109.2 million, or 24.7%, from US$441.4 million for the year ended December 31, 2015. The mass market table games hold percentage was 28.0% for the year ended December 31, 2016, demonstrating an increase from 26.3% for the year ended December 31, 2015. Average net win per gaming machine per day was US$217 for the year ended December 31, 2016, an increase of US$46, or 27.2%, from US$170 for the year ended December 31, 2015.

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

Property charges and other. Property charges and other for the year ended December 31, 2016 were US$5.3 million, which primarily included the asset write-offs and impairments of US$3.2 million as a result of the remodel of non-gaming attractions at City of Dreams, US$2.1 million termination costs as a result of departmental restructuring and US$1.7 million legal and professional fees for assisting in evaluating the capital structure of Studio City, partially offset by US$2.0 million insurance recovery on furniture, fixtures and equipment damaged by the typhoon in the Philippines. Property charges and other for the year ended December 31, 2015 were US$38.1 million, which primarily included US$30.3 million provision for input value-added tax primarily pertaining to certain construction of City of Dreams Manila, which is expected to be non-recoverable and US$5.5 million termination costs as a result of departmental restructuring.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, amortization of deferred financing costs, loan commitment and other finance fees, foreign exchange gains

(losses), net, loss on extinguishment of debt and costs associated with debt modification, as well as other non-operating income, net.

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

Loss on extinguishment of debt for the year ended December 31, 2016 was US$17.4 million, represented break costs and a portion of the unamortized deferred financing costs of the Studio City Project Facility that were not eligible for capitalization. Loss on extinguishment of debt for the year ended December 31, 2015 was US$0.5 million, which represented the unamortized deferred financing costs of the 2011 Credit Facilities that were not eligible for capitalization.

Costs associated with debt modification for the year ended December 31, 2016 were US$8.1 million, represented a portion of underwriting fee, legal and professional fees incurred for refinancing of the Studio City Project Facility that were not eligible for capitalization. Costs associated with debt modification for the year ended December 31, 2015 were US$7.6 million, represented legal and professional fees incurred for the loan documentation amendment of the Studio City Project Facility and refinancing of the 2011 Credit Facilities that were not eligible for capitalization.

Income tax expense

Income tax expense for the year ended December 31, 2016 was primarily attributable to a lump sum tax payable of US$2.8 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau, Macau Complementary Tax of US$2.8 million, Hong Kong Profits Tax of US$1.9 million and a net deferred tax charge of US$0.8 million. The effective tax rate for the year ended December 31, 2016 was 10.9%, as compared to a credit rate of (1.7%) for the year ended December 31, 2015. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2016 and 2015. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippines operations. However, to the extent that the financial results of our Macau and Philippines operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

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

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses, or Adjusted property EBITDA, were US$1,422.8 million, US$1,087.5 million and US$932.0 million for the years ended December 31, 2017, 2016 and 2015, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams, Mocha Clubs and City of Dreams Manila were US$20.7 million, US$804.9 million, US$26.6 million and US$235.0 million, respectively, for the year ended December 31, 2017, US$5.1 million, US$742.3 million, US$23.8 million and US$160.3 million, respectively, for the year ended December 31, 2016 and US$36.3 million, US$798.5 million, US$30.3 million and US$55.4 million, respectively, for the year ended December 31, 2015. Studio City commenced operations on October 27, 2015 and recorded Adjusted property EBITDA of US$335.6 million, US$156.0 million and US$11.6 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses, or Adjusted EBITDA, were US$1,285.3 million, US$972.7 million and US$816.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA

	Year Ended December 31,
	2017	2016	2015
	(in thousands of US$)
Net income attributable to Melco Resorts & Entertainment Limited	$347,002	$175,906	$105,747
Net loss attributable to noncontrolling interests	(31,709)	(108,988)	(166,555)

Net income (loss)	315,293	66,918	(60,808)
Income tax (credit) expense	(10)	8,178	1,031
Interest and other non-operating expenses, net	292,329	288,020	158,192
Property charges and other	31,616	5,298	38,068
Share-based compensation	17,305	18,487	20,827
Depreciation and amortization	540,575	552,272	470,634
Development costs	31,115	95	110
Pre-opening costs	2,274	3,883	168,172
Net gain on disposal of property and equipment to Belle Corporation	—	(8,134)	—
Land rent to Belle Corporation	3,143	3,327	3,476
Payments to the Philippine Parties	51,661	34,403	16,547

Adjusted EBITDA	1,285,301	972,747	816,249
Corporate and Other expenses	137,468	114,770	115,735

Adjusted property EBITDA	$1,422,769	$1,087,517	$931,984

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

Property and Equipment and Other Long-lived Assets

During the development and construction stage of our casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period. Pre-opening costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.

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

Our land use rights in Macau under the land concession contracts for Altira Macau, City of Dreams and Studio City are being amortized over the estimated term of the land use rights on a straight-line basis. The amortization of land use rights is recognized from the date construction commences. Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The estimated term of the land use rights are periodically reviewed. For the review of such estimated term of the land use rights under the applicable land concession contracts, we considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. As a result, effective from October 1, 2015, the estimated term of the land use rights under the land concession contracts for Altira Macau, City of Dreams and Studio City, in accordance with the relevant accounting standards, have been extended to April 2047, May 2049 and October 2055, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years. The changes in estimated term of the land use rights under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of US$10.4 million, an increase in net income attributable to Melco Resorts & Entertainment Limited of US$6.8 million and an increase in basic and diluted earnings per share of US$0.004 for the year ended December 31, 2015.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Our total capital expenditures for the years ended December 31, 2017, 2016 and 2015 were US$559.0 million, US$437.9 million and US$1,455.8 million, respectively, of which US$392.0 million, US$351.9 million and US$1,258.4 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the development and construction of various projects at City of Dreams, including Morpheus, and Studio City during the years ended December 31, 2017, 2016 and 2015. Refer to note 23 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.

During the years ended December 31, 2017, 2016 and 2015, impairment losses of US$23.2 million, US$3.2 million and nil were recognized mainly due to reconfiguration and renovation at our operating properties.

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

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, we may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If we determine a qualitative assessment is to be performed, we assess certain qualitative factors including, but not limited to, the results of the most recent quantitative impairment test, operating results and projected operating results, and macro-economic and industry conditions. If we determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, we then perform a quantitative impairment test.

To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of our reporting unit with its fair value. If the carrying value of a reporting unit exceeds its fair value, we would perform the second step in our assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. We estimate the fair value of our reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, we perform an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, we estimate the fair values of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

We have performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. As of December 31, 2017, we performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired. As of December 31, 2016, the detailed quantitative impairment tests were performed and computed the fair value of our reporting unit was in excess of the carrying amount and fair values of the trademarks were in excess of their carrying amounts. As a result of these assessments, we determined that no impairment of goodwill and trademarks existed as of December 31, 2017 and 2016.

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

The expected volatility and expected term assumptions can impact the fair value of share options. We estimate the expected volatility based on our historical volatility and estimate the expected term based upon the vesting term or the historical expected term of publicly traded companies. We believe that the valuation techniques and the approach utilized in developing our assumptions are reasonable in calculating the fair value of the share options we granted. For 2017 awards (excluding any options granted under modification), either a 10% change in the volatility assumption or a 10% change in the expected term assumption would not have a material effect on the change in fair value. These assumed changes in fair value would have been recognized over the vesting schedule of such awards. It should be noted that a change in expected term would cause other changes, since the risk-free rate and volatility assumptions are specific to the term; we did not attempt to adjust those assumptions in performing the sensitivity analysis above.

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

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for the operations of certain hotels and Taipa Square Casino. For the operations of certain hotels, we are the owner of the hotel properties, and the hotel managers operate the hotels under management agreements providing management services to us, and we receive all rewards and take substantial risks associated with the hotels’ business; we are the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Taipa Square Casino, given that we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession. As such, we are the principal and casino revenue is, therefore, recognized on a gross basis.

Room revenues, food and beverage revenues, and entertainment, retail and other revenues are recognized when services are provided or retail goods are sold. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

Revenues are recognized net of certain sales incentives which are required to be recorded as a reduction of revenue; consequently, our casino revenues are reduced by discounts, commissions (including commission rebated indirectly to rolling chip players) and points from customer loyalty programs, such as the player’s club loyalty program. We estimate commission rebated indirectly to rolling chip players based on our assessment of gaming promoters’ practice and current market conditions.

The retail values of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge are included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is reclassified from rooms costs, food and beverage costs, and entertainment, retail and other services costs and is primarily included in casino expenses.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness including to our gaming promoters in Macau and the Philippines. Such accounts receivable can be offset against commissions payable and any other value items held by us to the respective customer and for which we intend to set off when required. For the years ended December 31, 2017, 2016 and 2015, approximately 31.4%, 23.5% and 29.1% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2017 and 2016, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel, and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivable is uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2017, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$3.8 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2017 and 2016, we recorded valuation allowances of US$226.6 million and US$226.1 million, respectively, as management does not believe that it is more likely than not that the deferred tax assets will be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

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

As of December 31, 2017, we held cash and cash equivalents, investments in mutual funds that mainly invest in bonds and fixed-interest securities, bank deposits with original maturities over three months and restricted cash of approximately US$1,408.2 million, US$89.9 million, US$9.9 million and US$45.5 million, respectively, and the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities.

The HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2017, subject to satisfaction of certain conditions precedent.

MRP entered into a PHP2.35 billion (equivalent to approximately US$47.2 million) bank credit facility with the availability up to May 29, 2018, which remains available for future drawdown as of December 31, 2017, subject to satisfaction of certain conditions precedent.

As of December 31, 2017, restricted cash primarily represented the unspent cash from the capital injection for the remaining project for Studio City from our Company and SCI minority shareholder in accordance with our shareholder agreement, which was restricted only for the initial development costs and other project costs of the remaining project of Studio City; and certain bank account balances required to be maintained in accordance with the Studio City Notes to serve the interest repayment obligations.

We have been able to meet our working capital needs, and we believe that our operating cash flow, existing cash balances, funds available under various credit facilities and any additional equity or debt financings will be adequate to satisfy our current and anticipated operating, debt and capital commitments, including our development project plans, as described in “— Other Financing and Liquidity Matters” below. For any additional financing requirements, we cannot provide assurance that future borrowings will be available. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Financing and Indebtedness” for more information. We have significant indebtedness and will continue to evaluate our capital structure and opportunities to enhance it in the normal course of our activities. We may from time to time seek to retire or purchase our outstanding debt through cash purchases, in open market purchases, privately-negotiated transactions or otherwise. Such purchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Cash Flows

The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2017	2016	2015
	(in thousands of US$)
Net cash provided by operating activities	$1,162,500	$1,158,128	$522,026
Net cash (used in) provided by investing activities	(410,226)	280,604	(469,656)
Net cash used in financing activities	(1,046,041)	(1,339,717)	(29,688)
Effect of foreign exchange on cash and cash equivalents	(332)	(7,731)	(9,311)

Net (decrease) increase in cash and cash equivalents	(294,099)	91,284	13,371
Cash and cash equivalents at beginning of year	1,702,310	1,611,026	1,597,655

Cash and cash equivalents at end of year	$1,408,211	$1,702,310	$1,611,026

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$1,162.5 million for the year ended December 31, 2017, compared to US$1,158.1 million for the year ended December 31, 2016. The increase in net cash provided by operating activities was primarily contributed from an improvement in underlying operating performance as described in the foregoing section net with increased working capital for operations.

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

Investing Activities

Net cash used in investing activities was US$410.2 million for the year ended December 31, 2017, compared to net cash provided by investing activities of US$280.6 million for the year ended December 31, 2016. The change was primarily due to a decrease in net withdrawals of bank deposits with original maturities over three months, payments for investment securities and an increase in restricted cash for the year ended December 31, 2017. Net cash used in investing activities for the year ended December 31, 2017 mainly included capital expenditure payments of US$486.4 million, payments for investment securities of US$91.0 million, deposits for acquisition of property and equipment of US$16.4 million, advance payments for construction costs of US$12.2 million and an increase in restricted cash of US$6.2 million, which were offset in part by the net withdrawal of bank deposits with original maturities over three months of US$201.0 million.

The increase of US$6.2 million in the amount of restricted cash for the year ended December 31, 2017 was primarily due to the placement to bank accounts which are restricted in accordance with the terms of the respective agreements of the Studio City Notes and the 2021 Studio City Senior Secured Credit Facility for payment of Studio City project costs and interest payment.

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

Our total capital expenditure payments were US$486.4 million and US$500.2 million for the years ended December 31, 2017 and 2016, respectively. Such expenditures were mainly associated with our development projects, including Morpheus, which is the third phase of City of Dreams, as well as enhancement to our integrated resort offerings. We also paid US$3.8 million for the scheduled installment of City of Dreams’ land premium payments during the year ended December 31, 2016.

We expect to incur significant capital expenditures for the development of Morpheus, the redevelopment and rebranding of The Countdown and the future development of the remaining land of Studio City. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2017, 2016 and 2015.

	Year Ended December 31,
	2017	2016	2015
	(in thousands of US$)
Macau:
Mocha Clubs	$4,690	$7,763	$6,446
Altira Macau	5,776	3,031	18,404
City of Dreams	467,780	359,258	331,503
Studio City	37,174	62,754	968,696

Sub-total	515,420	432,806	1,325,049
The Philippines:
City of Dreams Manila	13,571	3,621	98,884
Corporate and Other	30,051	1,485	31,909

Total capital expenditures	$559,042	$437,912	$1,455,842

Our capital expenditures for the year ended December 31, 2017 increased from that for the year ended December 31, 2016 primarily due to the development of various projects at City of Dreams, including Morpheus. Our capital expenditures for the year ended December 31, 2016 decreased from that for the year ended December 31, 2015 primarily due to the completion of Studio City and City of Dreams Manila, net with the increase for the development of various projects at City of Dreams, including Morpheus.

Advance payments for construction costs were US$12.2 million, US$31.6 million and US$19.7 million for the years ended December 31, 2017, 2016 and 2015, respectively. Such payments were incurred primarily for the development of various projects at City of Dreams, including Morpheus.

Financing Activities

Net cash used in financing activities amounted to US$1,046.0 million for the year ended December 31, 2017, primarily due to (i) dividend payments of US$821.3 million, (ii) early partial redemption of the Philippine Notes in the amount of US$144.8 million, (iii) scheduled repayments of the term loan under the 2015 Credit Facilities and Aircraft Term Loan of US$51.5 million, (iv) payments of refinancing costs and debt issuance costs of US$34.6 million primarily associated with the refinancing of the 2013 Senior Notes with the 2017 Senior Notes, which were offset in part by (v) net proceeds of US$2.6 million from the refinancing of the 2013 Senior Notes. The US$1.0 billion principal amount outstanding under the 2013 Senior Notes was refinanced by the proceeds from the US$650.0 million principal amount of the 2017 Senior Notes issued on June 6, 2017 and US$350.0 million from the partial drawdown of the revolving credit facility under the 2015 Credit Facilities. The US$350.0 million partial drawdown from the revolving credit facility under the 2015 Credit Facilities was subsequently repaid by the US$352.6 million proceeds from the issuance of the US$350.0 million principal amount of the 2017 Senior Notes issued on July 3, 2017, which priced at 100.75%.

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

Indebtedness

The following table presents a summary of our gross indebtedness as of December 31, 2017:

As of December 31, 2017
(in thousands of US$)
2016 Studio City Notes	$1,200,000
2017 Senior Notes	1,000,000
2012 Studio City Notes	825,000
2015 Credit Facilities	433,611
Philippine Notes	150,232
Aircraft Term Loan	10,167
2021 Studio City Senior Secured Credit Facility	129

$3,619,139

Major changes in our indebtedness during the year ended and subsequent to December 31, 2017 are summarized below.

On June 6, 2017, Melco Resorts Finance issued US$650.0 million in aggregate principal amount of the 2017 Senior Notes. On June 14, 2017, together with the proceeds from the issuance of US$650.0 million in aggregate principal amount of the 2017 Senior Notes along with the proceeds in the amount of US$350.0 million from a partial drawdown of the revolving credit facility under the 2015 Credit Facilities and cash on hand, Melco Resorts Finance redeemed all of its outstanding 2013 Senior Notes.

On July 3, 2017, Melco Resorts Finance issued an additional US$350.0 million in aggregate principal amount of the 2017 Senior Notes, the net proceeds from which were used to repay in full the US$350.0 million drawdown from the revolving credit facility under the 2015 Credit Facilities.

On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion, together with accrued interest.

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, Morpheus and The Countdown at City of Dreams in Cotai, Macau, and the remaining land of Studio City.

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

In May 2017, we completed the offer and sale of 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments for the aggregate purchase price of US$1.2 billion. We subsequently cancelled the shares repurchased by us.

On August 14, 2017, SCI announced it submitted on a confidential basis to the Securities and Exchange Commission a draft registration statement for a possible initial public offering of American depositary shares representing ordinary shares of SCI.

Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2017, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling US$138.0 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 21 to the consolidated financial statements included elsewhere in this annual report.

Each of Melco Resorts Macau and Studio City Company has a corporate rating of “BB” and “BB-” by Standard & Poor’s, respectively, and each of Melco Resorts Finance and Studio City Finance has a corporate rating of “Ba3” and “B2” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into license or hotel management agreements with the following entities or groups for allowing us to have exclusive and non-transferable license rights to use their trademarks for our properties:

•	Crown Melbourne Limited in relation to the use of the Crown trademark in Macau and the Philippines;

•	Hyatt group in relation to the use of various trademarks owned by Hyatt group for the branding of the Grand Hyatt hotel at City of Dreams;

•	Nobu Hospitality LLC in relation to the use of certain trademarks and intellectual property rights owned by Nobu in connection with its development, operation and management of the Nobu hotel and restaurant at City of Dreams Manila;

•	Hyatt International Corporation and Melco Resorts Leisure, under which various trademarks owned by Hyatt are licensed to Melco Resorts Leisure for its operation of a hotel at City of Dreams Manila; and

•	DreamWorks Animation and Melco Resorts Leisure, under which various trademarks and other intellectual property rights owned by DreamWorks Animation are licensed to Melco Resorts Leisure for its operation of DreamPlay by DreamWorks, a family entertainment center at City of Dreams Manila.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•	Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaign, close monitoring of cross-border currency movement, restrictions on currency withdrawal, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

•	The gaming and leisure market in Macau and the Philippines are developing and the competitive landscapes are expected to evolve as more gaming and non-gaming facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau and in Entertainment City of the Philippines will intensify the competition in the business that we operate;

•	The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;

•	The impact of new policies and legislation implemented by the Philippine government, including potential additional licensing requirements and potential tax legislation subjecting our Philippine subsidiaries to Philippines corporate income tax, value-added tax and other tax assessments in addition to the license fees paid to PAGCOR pursuant to the Regular License;

•	Gaming promoters in Macau are experiencing increased regulatory scrutiny that has resulted in the cessation of business of certain gaming promoters, a trend which may affect our operations in a number of ways:

–	a concentration of gaming promoters may result in such gaming promoters having significant leverage and bargaining strength in negotiating agreements with gaming operators, which could result in gaming promoters negotiating changes to our agreements with them or the loss of business to a competitor or the loss of certain relationships with gaming promoters, any of which may adversely affect our results of operations;

–	if any of our gaming promoters ceases business or fails to maintain the required standards of regulatory compliance, probity and integrity, their exposure to patron and other litigation and regulatory enforcement actions may increase, which in turn may expose us to an increased risk for litigation, regulatory enforcement actions and damage to our reputations; and

–	since we depend on gaming promoters for our VIP gaming revenue, difficulties in their operations may expose us to higher operational risk.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other contractual obligations as of December 31, 2017 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2016 Studio City Notes	$—	$350.0	$850.0	$—	$1,200.0
2017 Senior Notes	—	—	—	1,000.0	1,000.0
2012 Studio City Notes	—	825.0	—	—	825.0
2015 Credit Facilities	45.1	90.2	298.3	—	433.6
Philippine Notes	—	150.2	—	—	150.2
Aircraft Term Loan	6.7	3.5	—	—	10.2
2021 Studio City Senior Secured Credit Facility	—	—	0.1	—	0.1
Fixed interest payments(2)	210.5	374.6	154.0	118.5	857.6
Variable interest payments(3)	10.5	17.2	3.5	—	31.2
Other finance fees(4)	0.5	—	—	—	0.5
Capital lease obligations(5)	35.9	82.6	96.5	542.9	757.9
Operating lease obligations:
Operating leases, including City of Dreams Manila and Mocha Clubs locations	26.7	44.0	28.0	50.9	149.6
Construction costs and property and equipment retention payables	33.5	11.8	—	—	45.3
Other contractual commitments:
Government annual land use fees(6)	2.3	4.6	5.0	19.0	30.9
Construction, plant and equipment acquisition commitments(7)	132.7	5.3	—	—	138.0
Gaming subconcession premium(8)	28.1	56.4	41.9	—	126.4

Total contractual obligations	$532.5	$2,015.4	$1,477.3	$1,731.3	$5,756.5

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)	Amounts included the gross up withholding tax on interest expenses for the Philippine Notes in accordance with the terms of the notes facility and security agreement.

(3)	Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and HIBOR or LIBOR as at December 31, 2017 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(4)	The amounts represent the other finance fees for the Philippine Notes in accordance with the terms of the notes facility and security agreement.

(5)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on capital lease obligations.

(6)	The City of Dreams, Altira Macau and Studio City sites are located on land parcels in which we have received a land concession from the Macau government for a 25-year term, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. See “Item 4. Information on the Company — B. Business Overview — Our Land and Premises” for further details of the land concession obligations.

(7)	See note 21(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction, plant and equipment acquisition commitments.

(8)	In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and variable premium per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2017 through to the termination of the gaming subconcession in June 2022.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	41	Chairman, chief executive officer and executive director
Clarence Yuk Man Chung	55	Non-executive director
Evan Andrew Winkler	43	Non-executive director
Alec Yiu Wa Tsui	68	Independent non-executive director
Thomas Jefferson Wu	45	Independent non-executive director
John William Crawford	75	Independent non-executive director
Geoffrey Stuart Davis	49	Executive vice president and chief financial officer
Stephanie Cheung	55	Executive vice president and chief legal officer
Akiko Takahashi	64	Executive vice president and chief human resources/ corporate social responsibility officer

Directors

Mr. Lawrence Yau Lung Ho was appointed as our executive director on December 20, 2004, and served as our co-chairman and chief executive officer between December 2004 and April 2016 before he was re-designated as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016, and also serves on numerous boards and committees of privately-held companies in Hong Kong, Macau and mainland China.

As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and mainland China. He is a vice chairman of the All-China Federation of Industry and Commerce; a member of the Board of Directors and a Vice Patron of The Community Chest of Hong Kong; a member of the All China Youth Federation; a member of the Macau Basic Law Promotion Association; chairman of the Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of the Association of Property Agents and Real Estate Developers of Macau; and director Executive of the Macao Chamber of Commerce.

In recognition of Mr. Ho’s excellent directorship and entrepreneurial spirit, Institutional Investor honored him as the “Best CEO” in 2005. He was also granted the “5th China Enterprise Award for Creative Businessmen” by the China Marketing Association and China Enterprise News, “Leader of Tomorrow” by Hong Kong Tatler and the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2005. In 2017, Mr. Ho was awarded the Medal of Merit-Tourism by the Macau SAR government for his significant contributions to tourism in the territory.

As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006,” organized by Junior Chamber International Hong Kong. In 2007, he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.

Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014 and was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for six consecutive years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the sixth time in 2017.

Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.

Mr. Clarence Yuk Man Chung was appointed as our non-executive director on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of MRP since December 2012 and has also been appointed as a director of certain of our subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2017) by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

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

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and a member of our audit and risk committee and compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of China Blue Chemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited

from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive director of a number of companies listed on the HKSE, Nasdaq, the Shanghai Stock Exchange and the Philippine Stock Exchange, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, ATA Inc. since 2008, Summit Ascent Holdings Limited since March 2011, MRP since December 2012, Kangda International Environmental Company Limited since July 2014 and DTXS Silk Road Investment Holdings Company Limited since December 2015. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.

Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

Mr. Thomas Jefferson Wu JP was appointed as an independent non-executive director on December 18, 2006. Mr. Wu is also the chairman of our compensation committee and a member of our audit and risk committee and nominating and corporate governance committee. Mr. Wu is the deputy chairman and managing director of Hopewell Holdings Limited, a business conglomerate listed on the HKSE. Mr. Wu has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007, co-managing director from July 2007 to September 2009, managing director since October 2009 and further appointed as deputy chairman in February 2018. He has served as the managing director of Hopewell Highway Infrastructure Limited since July 2003.

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

Mr. Wu is active in public service in both Hong Kong and China. Mr. Wu serves in a number of advisory roles at different levels of government. In China, Mr. Wu is a member of the 13th National Committee of the Chinese People’s Political Consultative Conference (the “CPPCC”) and the 11th & 12th Heilongjiang Provincial Committee of the CPPCC and was a Standing Committee member and a member of the Huadu District Committee of the CPPCC, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Tourism Board, a member of the Standing Committee on Disciplined Services Salaries and Conditions of Service of the Government of the Hong Kong Special Administrative Region (the “HKSARG”), a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG, a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission and a Vice Patron of the Community Chest of Hong Kong. Mr. Wu is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology and a board member of the Asian Youth Orchestra.

In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. Mr. Wu is the vice president (Asia/Oceania) of the International Ice Hockey Federation, co-founder and chairman of the Hong Kong Amateur Club and Hong Kong Academy of Ice Hockey, as well as chairman of the Hong Kong Ice Hockey

Officials Association. Mr. Wu is also the honorary president of the Hong Kong Ice Hockey Association (the national sports association of ice hockey in Hong Kong), vice-chairman of Chinese Ice Hockey Association, honorary president of Macau Ice Sports Federation and honorary chairman of Ice Hockey Association of Taipei Municipal Athletics Federation.

In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader.” Mr. Wu was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.

Mr. John William Crawford JP was appointed as an independent non-executive director on January 12, 2017. Mr. Crawford is the chairman of our audit and risk committee and a member of our compensation committee and nominating and corporate governance committee. Mr. Crawford has been the managing director of Crawford Consultants Limited and International Quality Education Limited since 1997 and 2002, respectively. Previously, Mr. Crawford was a founding partner of Ernst & Young, Hong Kong, where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. Mr. Crawford has extensive knowledge of accounting issues from his experience as a managing audit partner of a major international accounting firm and also has extensive operational knowledge as a result of his consulting experience. Mr. Crawford has served as an independent non-executive director and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and as an independent non-executive director of Entertainment Gaming Asia Inc. since November 2007 and up until his resignation on July 3, 2017. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. Mr. Crawford previously served as an independent non-executive director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until June 8, 2015.

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

Executive Officers

Mr. Geoffrey Stuart Davis is our executive vice president and chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance since 2007, when he joined our Company. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017 and a director of MRP, a company listed on the Philippine Stock Exchange, since January 2018. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined our Company. She has acted as the secretary to our board since she joined our Company. Prior to joining us, Ms. Cheung practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong and is a member of the Hong Kong Institute of Directors and a fellow of Salzburg Global.

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$25.0 million for the year ended December 31, 2017.

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

Equity Awards

On February 10, 2017, we reduced the exercise prices of all outstanding and unexercised options granted prior to January 19, 2017 by approximately US$0.4404 per share (equivalent to approximately

US$1.3212 per ADS) as a result of our declaration of a special dividend in January 2017. Further on March 31, 2017, we reduced the exercise prices of certain share options outstanding as of such date by approximately US$0.3293 per share (equivalent to approximately US$0.988 per ADS) reflecting the effect of the prior special dividends. The adjustments to the option exercise prices in 2017 were made as required by our 2006 Share Incentive Plan and 2011 Share Incentive Plan.

On March 31, 2017, we granted share options to acquire 1,839,924 of our ordinary shares pursuant to the 2011 Share Incentive Plan to directors and senior executive officers of our Company with exercise prices of US$6.18 per share and 899,325 restricted shares with grant date fair value (closing price of the grant date) at US$6.18 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.

On September 8, 2017, we granted share options to acquire 34,518 of our ordinary shares pursuant to the 2011 Share Incentive Plan to directors and senior executive officers of our Company with exercise prices of US$7.61 per share and 192,258 restricted shares with grant date fair value (closing price of the grant date) at US$7.61 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.

On March 16, 2018, we granted share options to acquire 36,225 of our ordinary shares pursuant to the 2011 Share Incentive Plan to a director and senior executive officers of our Company with exercise prices of US$9.15 per share and 27,663 restricted shares with grant date fair value (closing price of the grant date) at US$9.15 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.

On March 29, 2018, we granted share options to acquire 1,827,099 of our ordinary shares pursuant to the 2011 Share Incentive Plan to directors and senior executive officers of our Company with exercise prices of US$9.66 per share and 728,292 restricted shares with grant date fair value (closing price of the grant date) at US$9.66 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.

On April 2, 2018, we granted share options to acquire 1,470,000 of our ordinary shares pursuant to the 2011 Share Incentive Plan to a director of our Company with exercise prices of US$9.40 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2017, we set aside or accrued approximately US$0.2 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”

C. BOARD PRACTICES

Composition of Board of Directors

Our board consists of six directors, including three directors nominated by Melco International and three independent directors. Nasdaq Stock Market Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Stock Market Rule 5615(c)(3). However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers, our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to have a majority of independent directors serving on our board. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our board.

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

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Our audit committee was renamed our audit and risk committee on August 3, 2016. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest versions of each of the nominating and corporate governance committee charter and the compensation committee charter adopted on March 29, 2017 and the latest version of the audit and risk committee charter adopted on March 21, 2018. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

Audit and Risk Committee

Our audit and risk committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and John William Crawford, and is chaired by Mr. Crawford. Each of the committee members satisfies the “independence”

requirements of Rule 10A-3 under the Securities Exchange Act of 1934, or the Exchange Act. We believe that Mr. Crawford qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F. The purpose of the committee is to assist our board in overseeing and monitoring:

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

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for certain periods following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area for six months following termination of employment; (ii) solicit or seek any business orders from our customers for one year following termination of employment; or (iii) seek directly or indirectly, to solicit the services of any of our employees for one year following termination of employment. The restricted area is defined as Hong Kong, Macau and any other country or region in which our Company operates or intends to operate.

D. EMPLOYEES

Employees

We had 19,609, 20,248 and 21,414 employees as of December 31, 2017, 2016 and 2015, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2017, 2016 and 2015. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2017		2016		2015
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	747	3.8%	704	3.5%	703	3.3%
Altira Macau	1,610	8.2%	1,722	8.5%	1,929	9.0%
City of Dreams	7,202	36.7%	7,933	39.2%	8,250	38.5%
Corporate and centralized services	636	3.2%	717	3.5%	804	3.8%
Studio City	4,520	23.1%	4,807	23.7%	5,228	24.4%
City of Dreams Manila	4,894	25.0%	4,365	21.6%	4,500	21.0%

Total	19,609	100.0%	20,248	100.0%	21,414	100.0%

None of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees

We have implemented a number of human resource initiatives over recent years for the benefit of our employees and their families. These initiatives include a unique in-house learning academy, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards, as well as fast track promotion training initiatives. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of April 11, 2018.

Name	Number of ordinary shares	Approximate percentage of shareholding(1)
Lawrence Yau Lung Ho	757,229,043 (2)	51.06%
	11,693,009 (3)	0.79%
Clarence Yuk Man Chung	*	*
Evan Andrew Winkler	*	*
Alec Yiu Wa Tsui	*	*
Thomas Jefferson Wu	*	*
John William Crawford	*	*
Geoffrey Stuart Davis	*	*
Stephanie Cheung	*	*
Akiko Takahashi	*	*
Directors and executive officers as a group	773,436,245	52.15%

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)	Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,482,999,434 ordinary shares of our Company outstanding as of April 11, 2018, (ii) the number of ordinary shares underlying options that have vested or will vest within 60 days after April 11, 2018 and (iii) the number of restricted shares that will vest within 60 days after April 11, 2018, each as held by such person as of that date.
(2)	Represents 757,229,043 ordinary shares beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the Hong Kong Stock Exchange. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 53.18% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details.

(3)	Comprises 4,845,401 restricted shares vested and 689,898 shares acquired from exercise of options and 6,157,710 share options granted under the 2006 and 2011 Share Incentive Plans and vested in Mr. Lawrence Ho as of April 11, 2018. The following table summarizes, as of April 11, 2018, the outstanding options and restricted shares (including 6,157,710 vested but unexercised share options and excluding 4,845,401 vested restricted shares) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Last exercisable date and expiration date of share options	Exercise price of share options per share / Fair value of restricted shares at grant date per share (US$)		Number of underlying shares outstanding
Lawrence Yau Lung Ho	Share options	March 17, 2009	March 16, 2019	0.3170	+	2,898,774
	Share options	March 23, 2011	March 22, 2021	1.7537	+	1,446,498
	Share options	March 29, 2012	March 28, 2022	3.9270	+	474,399
	Share options	May 10, 2013	May 9, 2023	5.3163	+	362,610
	Share options	March 28, 2014	March 27, 2024	5.3163	+	320,343
	Share options	March 30, 2015	March 29, 2025	5.3163	+	690,291
	Share options	March 18, 2016	March 17, 2026	5.3163	+	1,302,840
	Share options	March 31, 2017	March 30, 2027	6.18		1,470,000
	Share options	April 2, 2018	April 1, 2028	9.40		1,470,000
	Restricted shares	March 18, 2016	N/A	5.7567		217,140
	Restricted shares	March 31, 2017	N/A	6.18		631,470
	Restricted shares	September 8, 2017	N/A	7.61		137,979
	Restricted shares	March 29, 2018	N/A	9.66		531,381
				Total		11,953,725

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

Share Incentive Plans

We adopted the 2006 Share Incentive Plan, 2011 Share Incentive Plan and MRP Share Incentive Plan. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan. As of December 31, 2017, all share options and restricted shares granted under the 2006 Share Incentive Plan had vested.

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments and the subsequent cancellation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the Listing Rules automatically lapse to the extent the requirements under the Listing Rules are no longer applicable to us. The maximum aggregate number of shares which may be issued pursuant to all awards is 100,000,000 shares and the plan will expire ten years from December 7, 2011. As of December 31, 2017, we have granted (i) share options to subscribe for a total of 17,567,367 shares and (ii) restricted shares in respect of a total of 9,890,319 shares, pursuant to the 2011 Share Incentive Plan. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

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

MRP Share Incentive Plan

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MRP adopted the MRP Share Incentive Plan to promote the success and enhance the value of MRP. The MRP Share Incentive Plan, with amendments, was approved by our shareholders and by MRP shareholders on June 21, 2013. The Philippine Securities and Exchange Commission approved such amendments on June 24, 2013, which is the effective date of the MRP Share Incentive Plan. The MRP Share Incentive Plan was amended by our shareholders at the annual general meeting held on May 20, 2015 and by MRP shareholders at the annual stockholders meeting held on May 18, 2015. It was further amended by MRP shareholders at the special stockholder’s meeting on December 5, 2016 to include provisions relating to share option schemes required by the Listing Rules following the consolidation of the financial results of our Company in the financial statements of Melco International. The amended MRP Share Incentive was approved by the Philippine Securities and Exchange Commission on March 14, 2017 and became effective upon the receipt by MRP of such approval on March 15, 2017. The MRP Share Incentive Plan will expire ten years from June 24, 2013. The maximum aggregate number of MRP Shares which may be issued pursuant to all awards under the MRP Share Incentive Plan is 442,630,330, subject to compliance with the Securities Regulation Code of the Philippines, as amended, and the rules and regulations promulgated thereunder (“Securities Law”). The overall limit on the number of MRP Shares which may be issued upon exercise of all outstanding awards granted and yet to be exercised under the MRP Share Incentive Plan and any other share incentive plans of MRP must not exceed 5% of the MRP Shares in issue from time to time.

Persons eligible to participate in the plan include directors, employees and consultants of MRP, its subsidiaries and the Parent for the purposes of the MRP Share Incentive Plan.

The compensation committee of MRP board may determine the exercise price, or purchase price, if any, of any award. There is no requirement under the Philippine law governing the determination of the option exercise price, except that option exercise price shall not be below the par value of the shares. The compensation committee of MRP board, in its absolute and sole discretion, may reduce the exercise price amount set forth in any award agreement after grant, but in any event shall be in compliance with the Philippine Securities Regulation Code and its implementing rules and regulations. If MRP grants an incentive share option award to an employee who, at the time of that grant, owns MRP Shares representing more than 10% of the voting power of all classes of MRP Shares, the exercise price may not be less than 110% of the fair market value of MRP Shares on the date of that grant.

An option may not be exercised after ten years from the date of the grant and other timing limits may apply to such exercise.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of April 11, 2018 by all persons who are known to us to be the beneficial owners of 5% or more of our share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	757,229,043	51.06
Wellington Management Group LLP (4)	90,824,229	6.12

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The address of Melco International and Melco Leisure is The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.
(3)	757,229,043 ordinary shares are beneficially owned by Mr. Lawrence Ho through Melco Leisure as of April 11, 2018. As of April 11, 2018, Mr. Lawrence Yau Lung Ho, our chairman, chief executive officer and executive director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 37,189,132 ordinary shares of Melco International, representing approximately 2.42% of Melco International’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco International are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco International are held by The L3G Capital Trust and 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc., representing approximately 7.76%, 19.17%, 3.31%, 0.47% and 0.10% of Melco International’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 306,382,187 ordinary shares of Melco International, representing 19.94% of Melco International’s shares. Mr. Ho holds 817,092,396 ordinary shares, representing approximately 53.18% equity interest of Melco International, including beneficial interest, interest of his controlled corporations and interest of a trust in which he is one of the beneficiaries and taken to have interest by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Melco Leisure is a wholly-owned subsidiary of Melco International.
(4)	Reflects 90,824,229 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2017 and is based on the information contained in the Schedule 13G filed by Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP with the SEC on February 8, 2018. The address for each of Wellington Management Group LLP, Wellington Group Holdings LLP, Wellington Investment Advisors Holdings LLP and Wellington Management Company LLP is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

In May 2016, we repurchased 155 million ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million. Following completion of the repurchase and cancellation of such shares, Melco International became our single largest shareholder. In December 2016, Crown Asia Investments sold 40,925,499 ordinary shares of our Company in an underwritten offering and, concurrently, entered into cash-settled swap transactions relating to a fixed number of our ordinary shares. In February 2017, the Melco Acquisition closed, upon which Melco International became our majority shareholder. In connection with a credit facility entered into by, among others, Melco International in relation to the Melco Acquisition, Melco Leisure has pledged 444,049,734 ordinary shares of our Company held by it. In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments for the aggregate purchase price of US$1.2 billion, and such shares repurchased by us were subsequently cancelled by us.

As of December 31, 2017, a total of 1,478,429,243 ordinary shares were outstanding, of which 720,608,570 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2017, 2016 and 2015, see note 22 to the consolidated financial statements included elsewhere in this annual report.

Employment Agreements

We have entered into employment agreements with key management and personnel of our Company and our subsidiaries. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

Transactions with Melco International in Relation to Cyprus

In January 2018, The Integrated Casino Resorts Cyprus Consortium, a consortium comprising of Melco International and The Cyprus Phassouri (Zakaki) Limited, announced the finalized plans for Cyprus’ first integrated resort — City of Dreams Mediterranean. City of Dreams Mediterranean is expected to be launched by early 2021. The Cyprus Consortium expects to operate a temporary casino and four satellite casinos prior to the official launch of City of Dreams Mediterranean in 2021. In connection with the City of Dreams Mediterranean project, including the launch and operation of the temporary and satellite casinos, we have provided and expect to continue to provide certain planning, designing, construction and other services to Melco International and its subsidiaries that are not our subsidiaries. In addition, we may enter into agreements and other arrangements with Melco International, or subsidiaries of Melco International that are not our subsidiaries, in relation to the management and operation of the City of Dreams Mediterranean project, including the management and operation of the temporary and satellite casinos. For the year ended December 31, 2017, we received other service fee income of US$1.5 million from Melco International for the provision of certain services for the City of Dreams Mediterranean project.

Transactions with EHY Construction

EHY Construction and Engineering Company Limited, or EHY Construction, is a subsidiary of MECOM Power and Construction Limited, or MECOM. We have had a working relationship with MECOM for over ten years, commencing with the development of City of Dreams. In June 2017, our chairman and chief executive officer, Mr. Ho, acquired a 29.4% equity interest in MECOM. Mr. Ho’s equity interest in MECOM is currently approximately 20%. MECOM, through its subsidiary, EHY Construction, continues to provide certain services in relation to our properties in Macau, including but not limited to structural steelwork, construction, fitting-out and renovation work, facility management and repair and maintenance. See note 22 to the consolidated financial statements included elsewhere in this annual report.

Crown Asia Investments Share Repurchase and Related Transactions

In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments for the aggregate purchase price of US$1.2 billion.

In connection with the foregoing, the registration rights agreement between our Company, Melco International and Crown Asia Investments, among others, was amended to, among other things, remove each of Crown Asia Investments and Crown Resorts Limited as a party to the registration rights agreement. In addition, our Company, Melco Leisure, Melco International, Crown Resorts Limited and Crown Asia Investments entered into a termination of amended and restated shareholders’ deed relating to our Company which, among other things, terminated such amended and restated shareholders’ deed.

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

During 2017, we paid a special dividend of US$0.4404 per ordinary share and four quarterly dividends, each in the amount of US$0.03 per ordinary share, to our shareholders.

In February 2018, our board further amended our quarterly dividend policy to one targeting a quarterly cash dividend of US$0.045 per ordinary share, subject to our capacity to pay from accumulated and future earnings, cash availability and future commitments. In February 2018, we declared a quarterly dividend of US$0.045 per ordinary share to our shareholders whose names appeared on our register of members as of the close of business on February 20, 2018.

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

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries.

Our 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future.”

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

The following table provides the high and low trading prices for our ADSs on Nasdaq and for our ordinary shares on the HKSE for the periods indicated as follows:

	Nasdaq		HKSE
	High	Low	High	Low
	(in US$)		(in HK$)
Monthly High and Low
April 2018 (through April 11, 2018)	30.00	27.60	—	—
March 2018	29.40	25.65	—	—
February 2018	30.49	24.96	—	—
January 2018	30.21	26.69	—	—
December 2017	29.60	24.93	—	—
November 2017	26.76	24.05	—	—
October 2017	25.32	22.65	—	—
Quarterly High and Low
First Quarter 2018	30.49	24.96	—	—
Fourth Quarter 2017	29.60	22.65	—	—
Third Quarter 2017	24.51	19.56	—	—
Second Quarter 2017	23.94	18.78	—	—
First Quarter 2017	19.32	15.70	—	—
Fourth Quarter 2016	20.00	14.89	—	—
Third Quarter 2016	16.45	11.91	—	—
Second Quarter 2016	17.12	11.99	—	—
First Quarter 2016	18.00	12.05	—	—
Annual High and Low
2017	29.60	15.70	—	—
2016	20.00	11.91	—	—
2015(1)	28.17	12.80	71.50	45.40
2014	45.70	21.04	126.80	55.75
2013	39.42	17.32	102.50	42.40

(1)	The trading prices for our ordinary shares on the HKSE are for the period up to July 3, 2015.

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

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by our chairman or one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 % of the paid up voting share capital of our company.

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

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

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

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution may prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; or

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

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

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Law;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

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

With regard to our operations in the Philippines, the Philippines has been liberalizing foreign exchange controls in the country, and has adopted a floating exchange rate regime. In any event, the Philippine peso still fluctuates against the H.K. dollar and the U.S. dollar from time to time. Although there are no restrictions or limits on the amounts of Philippine peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of Philippine peso in excess of PHP10,000 must be with prior authorization of BSP, while foreign currency in excess of US$10,000 or its equivalent must be declared to the Bureau of Customs Desk in the airport upon arrival or before departure, as the case may be.

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

United States Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. The effects of any applicable state or local laws and other U.S. federal tax laws such as estate and gift tax laws, and the impact of the alternative minimum tax and the Medicare contribution tax on net investment income, are not discussed. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment), and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as of the date of this annual report and U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to mark to market;

•	U.S. expatriates;

•	tax-exempt entities;

•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our stock by vote or value;

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs or ordinary shares being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or

•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.

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

The discussion below assumes the representations contained in the deposit agreement are true and the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you own ADSs, you should be treated as the owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of a reduced tax rate for any dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our Company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying common shares.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as are our ADSs. There can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to qualify for the reduced tax rates. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.

Any dividends we pay with respect to our ADSs or ordinary shares will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation generally will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, any dividends we pay with respect to the ADSs or ordinary shares will generally constitute “passive category income.”

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2017. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•	at least 75% of its gross income for such year is passive income; or

•	at least 50% of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. For purposes of determining whether we are a PFIC, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.

For each taxable year we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, as applicable, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make an effective mark-to-market election for the ADSs or ordinary shares, you will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply.

The mark-to-market election is available only for “marketable stock,” which generally is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the Nasdaq, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on Nasdaq and are regularly traded, and you are a holder of ADSs, we expect the mark-to-market election would be available to you if we were to become a PFIC. There can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

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

As of December 31, 2017, we are subject to fluctuations in HIBOR and LIBOR as a result of our 2015 Credit Facilities, Aircraft Term Loan and 2021 Studio City Senior Secured Credit Facility. As of December 31, 2017, approximately 88% of our total indebtedness was based on fixed rates. Based on our December 31, 2017 indebtedness level, an assumed 100 basis point change in HIBOR and LIBOR would cause our annual interest cost to change by approximately US$4.4 million.

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

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca, H.K. dollar and Philippine peso. In addition, a significant portion of our indebtedness, including the 2017 Senior Notes and the Studio City Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar. We also have a certain portion of our assets and liabilities, including the Philippine Notes, denominated in Philippine peso.

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

We accept foreign currencies from our customers and as of December 31, 2017, in addition to H.K. dollar, Pataca and Philippine peso, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2017. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2017.

Major currencies in which our cash and bank balances (including bank deposits with original maturities over three months and restricted cash) held as of December 31, 2017 were U.S. dollar, H.K. dollar, New Taiwan dollar, Philippine peso and Pataca. Based on the cash and bank balances as of December 31, 2017, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$12.7 million for the year ended December 31, 2017.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2017, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$5.8 million for the year ended December 31, 2017.

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

Fees and Other Payments Made by the Depositary to Us

In 2017, we received approximately US$2.1 million (after tax) reimbursement from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility and the travel expense of our key personnel in connection with such programs.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Our Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f)of the Exchange Act.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2017. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013) (“2013 framework”).

Based on this assessment, management concluded that, as of December 31, 2017, our Company’s internal control over financial reporting is effective based on this 2013 framework.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2017, has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that Mr. John William Crawford qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. Each of the members of our audit and risk committee satisfies the “independence” requirements of the Nasdaq corporate governance rules and Rule 10A-3  under the Exchange Act. See “Item 6. Directors, Senior Management and Employees.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2017	2016
	(In thousands of US$)
Audit fees (1)	$1,713	$870
Tax fees (2)	86	55
All other fees (3)	881	120

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years indicated for our calendar year audits.
(2)	“Tax fees” include fees billed for tax consultations.

(3)	“All other fees” include the aggregate fees billed in respect of (i) the review of certain documents associated with the issuance of the 2016 Studio City Notes and the 2017 Senior Notes, which amounted to US$150,000 and US$141,000, respectively, (ii) our registration statement on Form F-3 and the related prospective supplements for our public offering filed with the SEC in December 2016 and May 2017, which amounted to US$465,000 and (iii) a draft registration statement on Form F-1 for a possible initial public offering of American depositary shares representing ordinary shares of SCI submitted with the SEC in August 2017, which amounted to US$245,000.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by our audit and risk committee prior to the completion of the audit.

For the years ended December 31, 2017 and 2016, 3.4 percent and nil of the total tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our repurchases made in the fiscal year ended December 31, 2017.

Period	Total Number of Ordinary Shares Purchased		Average Price Paid Per Ordinary Share		Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (3)	Maximum Dollar Value of Ordinary Shares that May Yet be Purchased Under Publicly Announced Program
			(US$)			(US$)
January 2017	—		—		—	—
February 2017	198,000,000	(1)	6.00	(1)	—	—
March 2017	—		—		—	—
April 2017	—		—		—	—
May 2017	165,303,544	(2)	7.04		—	—
June 2017	—		—		—	—
July 2017	—		—		—	—
August 2017	—		—		—	—
September 2017	—		—		—	—
October 2017	—		—		—	—
November 2017	—		—		—	—
December 2017	—		—		—	—

Total	363,303,544		6.47		—	—

Notes:

(1)

In December 2016, Melco Leisure and Crown Asia Investments entered into the Melco Acquisition agreement whereby Melco Leisure agreed to acquire 198,000,000 of our ordinary shares from Crown Asia Investments for the aggregate purchase price of approximately US$1.2 billion, or US$6.00 per ordinary share, less the aggregate amount of any special dividends paid in respect of such ordinary shares on or after the date of the Melco Acquisition agreement and prior to the closing of the Melco Acquisition. After taking into account the payment of such special dividends, the aggregate purchase price paid by Melco Leisure to

Crown Asia Investments for such acquisition amounted to approximately US$1.1 billion, or approximately US$5.56 per ordinary share.
(2)	In May 2017, we repurchased 165,303,544 ordinary shares from Crown Asia Investments for the aggregate purchase price of approximately US$1.2 billion, representing a per share price of approximately US$7.04, pursuant to a privately-negotiated transaction.
(3)	In March 2018, we announced our board of directors approved a US$500 million share repurchase program which is effective over a three-year period commencing on March 21, 2018.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On July 17, 2017, our board of directors approved the appointment of Ernst & Young and dismissed Deloitte Touche Tohmatsu, or Deloitte, as the Company’s independent registered public accounting firm, effective July 17, 2017. The change of the Company’s independent registered public accounting firm was recommended by the audit and risk committee of the board of directors and made after the completion of a periodic tendering process conducted pursuant to the charter of the audit and risk committee. The decision was not made due to any disagreements with Deloitte.

Deloitte’s audit reports on the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for each of the years ended December 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During each of the years ended December 31, 2016 and 2015 and the subsequent interim period through July 17, 2017, there were (i) no disagreements between the Company and Deloitte on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedures, any of which, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference thereto in their reports, and (ii) no “reportable events” requiring disclosure pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

The Company provided Deloitte with a copy of the disclosures it is making in this annual report on Form 20-F and requested from Deloitte a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of Deloitte’s letter dated April 12, 2018 is attached as Exhibit 15.4.

During each of the years ended December 31, 2016 and 2015 and the subsequent interim period through July 16, 2017, neither the Company nor anyone on behalf of the Company has consulted with Ernst & Young regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Ernst & Young concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issues, (ii) any matter that was the subject of disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable events pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Melco Resorts & Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.7	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.8	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.9	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.11	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Notes Facility and Security Agreement, dated December 19, 2013, among Melco Resorts Leisure as issuer of the Philippine Notes, MRP and certain of its subsidiaries from time to time as guarantors and pledgers thereto, various financial institutions as holders of the Philippine Notes, Australia and New Zealand Banking Group Limited and Deutsche Bank AG, Manila Branch as joint lead managers and Philippine National Bank — Trust Banking Group as facility agent, registrar, paying agent and security trustee (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.15	Guaranty, dated January 21, 2014 by our Company in favor of Philippine National Bank — Trust Banking Group as facility agent on behalf of itself and the holders of Philippine Notes (incorporated by reference to Exhibit 2.20 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.16	Loan Agreement dated December 23, 2013, among MCO (Philippines) Investments Limited as lender, Melco Resorts Leisure as borrower and MRP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$ 340 million (incorporated by reference to Exhibit 2.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.17	Amended and Restated Shareholders’ Deed, dated December 14, 2016, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

Exhibit Number	Description of Document

2.18	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.19	Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.2 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.20	Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.3 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.21	Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.4 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.22	Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.5 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.23	Intercreditor Agreement among Studio City Company Limited, the guarantors of the 5.875% Senior Secured Notes due 2019 and 7.250% Senior Secured Notes due 2021, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 99.6 from our registration statement on Form F-3 (File No. 333-215500),filed with the SEC on December 14, 2016)

2.24*	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017

2.25*	Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% Senior Notes due 2025

2.26*	Termination of Amended and Restated Shareholders’ Deed Relating to Melco Resorts & Entertainment Limited, dated May 8, 2017, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.6	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.7	Hotel Trademark License Agreement by and between Hard Rock Holdings Limited and Melco Hotel and Resorts (Macau) Limited (now known as COD Resorts Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001- 33178), as amended, initially filed with the SEC on March 30, 2007)

4.8	Novation Agreement (in respect of Hotel Trademark License Agreement) dated August 30, 2008 between Hard Rock Holdings Limited, Melco Crown (COD) Developments Limited (now known as COD Resorts Limited) and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.9	Casino Trademark License Agreement by and between Hard Rock Holdings Limited and Melco PBL Gaming Limited (now known as Melco Resorts Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.10	Memorabilia Lease (casino) between Hard Rock Cafe International (STP) Inc. and Melco PBL Gaming Limited (now known as Melco Resorts Macau) dated January 22, 2007 (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

4.11	Memorabilia Lease (hotel) between Hard Rock Cafe International (STP) Inc. and Melco Hotel and Resorts (Macau) Limited (now known as COD Resorts Limited) dated January 22, 2007 (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 001-33178), as amended, initially filed with the SEC on March 30, 2007)

Exhibit Number	Description of Document

4.12	Novation Agreement (in respect of Hotel Memorabilia Lease) dated August 30, 2008 between Hard Rock Café International (STP), Inc., (now known as COD Resorts Limited) and Melco Crown COD (HR) Hotel Limited (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.13	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.14	Trade Mark License dated November 30, 2006 between Crown Limited (now known as Crown Resorts Limited) and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.15	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.16	Implementation Agreement, dated June 15, 2011, among the Company, MCE Cotai Investments Limited, New Cotai, LLC and New Cotai Holdings, LLC (incorporated by reference to Exhibit 4.39 from our annual report on Form 20-F for the fiscal year ended December 31, 2011 (File No. 001-33178), filed with the SEC on April 19, 2012)

4.17	Amendment No. 1 the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated September 25, 2012, among MCE Cotai Investments Limited, New Cotai, LLC, the Company and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.18	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation and MPHIL Holdings No. 2 Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.19	Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.20	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation, MPHIL Holdings No. 2 Corporation, MCO Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.21	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

4.22	Amendment No. 2 to the Shareholders’ Agreement relating to Studio City International Holdings Limited, dated May 17, 2013, among MCE Cotai Investments Limited, New Cotai, LLC, the Company and Studio City International Holdings Limited (incorporated by reference to Exhibit 4.44 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

4.23*	Amendment No. 3 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated June 3, 2014 among MCE Cotai Investments Limited, New Cotai, LLC, the Company and Studio City International Holdings Limited

4.24*	Amendment No. 4 to the Shareholders’ Agreement relating to Studio City International Holdings Limited dated July 21, 2014, among MCE Cotai Investments Limited, New Cotai, LLC, the Company and Studio City International Holdings Limited

4.25	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 4, 2016 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

4.26	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.27	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.28	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.29	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.30	Share Repurchase Agreement dated May 4, 2016 between the Registrant and Crown Asia Investments Pty Ltd. (incorporated by reference to Exhibit 99.8 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.31	Purchase Agreement among Studio City Company Limited, as issuer, Studio City Investments Limited as parent guarantor, and subsidiary guarantors as specified therein regarding the 5.875% Senior Secured Notes due 2019 and the 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.10 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

Exhibit Number	Description of Document

4.32	Underwriting Agreement, dated December 15, 2016, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters and the dealers named therein (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

4.33	Underwriting Agreement, dated May 8, 2017, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

4.34	Share Repurchase Agreement, dated May 8, 2017, among Melco Resorts & Entertainment Limited, Crown Asia Investments Pty. Ltd. and Crown Resorts Limited (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

4.35*	Purchase Agreement, dated May 25, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Merrill Lynch International, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% Senior Notes due 2025

4.36*	Purchase Agreement, dated June 27, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Deutsche Bank AG Singapore Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% Senior Notes due 2025

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers

15.2*	Consent of Ernst & Young

15.3*	Consent of Deloitte Touche Tohmatsu

15.4*	Letter from Deloitte Touche Tohmatsu to the U.S. Securities and Exchange Commission

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: April 12, 2018	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2017, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for the year ended December 31, 2017 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated April 12, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young

We have served as the Company’s auditor since 2017.

Hong Kong

April 12, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited:

We have audited the accompanying consolidated balance sheet of Melco Resorts & Entertainment Limited and subsidiaries (the “Company”) as of December 31, 2016, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2016, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 11, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited

Opinion on Internal Control over Financial Reporting

We have audited Melco Resorts & Entertainment Limited’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Melco Resorts & Entertainment Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2017, and the related notes and our report dated April 12, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young

Hong Kong

April 12, 2018

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2017	2016
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,408,211	$1,702,310
Investment securities	89,874	—
Bank deposits with original maturities over three months	9,884	210,840
Restricted cash	45,412	39,152
Accounts receivable, net	176,544	225,438
Amounts due from affiliated companies	2,377	1,103
Inventories	34,988	32,600
Prepaid expenses and other current assets	77,503	68,111

Total current assets	1,844,793	2,279,554

PROPERTY AND EQUIPMENT, NET	5,730,760	5,655,823
GAMING SUBCONCESSION, NET	256,083	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	189,645	194,911
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	11	152
LAND USE RIGHTS, NET	787,499	810,316

TOTAL ASSETS	$8,895,056	$9,340,341

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$16,041	$17,434
Accrued expenses and other current liabilities	1,563,585	1,369,943
Income tax payable	3,179	7,422
Capital lease obligations, due within one year	33,387	30,730
Current portion of long-term debt, net	51,032	50,583
Amounts due to affiliated companies	16,790	3,028

Total current liabilities	1,684,014	1,479,140

LONG-TERM DEBT, NET	3,506,530	3,669,692
OTHER LONG-TERM LIABILITIES	48,087	49,287
DEFERRED TAX LIABILITIES	53,994	56,451
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	265,896	262,357
AMOUNT DUE TO AN AFFILIATED COMPANY	919	—
COMMITMENTS AND CONTINGENCIES (Note 21)

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2017	2016
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,478,429,243 and 1,475,924,523 shares issued; 1,469,414,231 and 1,465,100,753 shares outstanding, respectively	$14,784	$14,759
Treasury shares, at cost; 9,015,012 and 10,823,770 shares, respectively	(90)	(108)
Additional paid-in capital	3,671,805	2,783,062
Accumulated other comprehensive losses	(26,610)	(24,768)
(Accumulated losses) retained earnings	(772,338)	570,925

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,887,551	3,343,870
Noncontrolling interests	448,065	479,544

Total equity	3,335,616	3,823,414

TOTAL LIABILITIES AND EQUITY	$8,895,056	$9,340,341

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2017	2016	2015
OPERATING REVENUES
Casino	$4,937,597	$4,176,667	$3,767,291
Rooms	271,500	265,289	199,727
Food and beverage	184,979	177,515	126,848
Entertainment, retail and other	203,763	197,011	117,543

Gross revenues	5,597,839	4,816,482	4,211,409
Less: promotional allowances	(313,016)	(297,086)	(236,609)

Net revenues	5,284,823	4,519,396	3,974,800

OPERATING COSTS AND EXPENSES
Casino	(3,374,013)	(2,904,922)	(2,654,760)
Rooms	(32,641)	(33,218)	(23,419)
Food and beverage	(57,927)	(65,781)	(43,295)
Entertainment, retail and other	(88,268)	(109,817)	(77,506)
General and administrative	(467,121)	(446,591)	(383,874)
Payments to the Philippine Parties	(51,661)	(34,403)	(16,547)
Pre-opening costs	(2,274)	(3,883)	(168,172)
Development costs	(31,115)	(95)	(110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(22,817)	(22,816)	(54,056)
Depreciation and amortization	(460,521)	(472,219)	(359,341)
Property charges and other	(31,616)	(5,298)	(38,068)

Total operating costs and expenses	(4,677,211)	(4,156,280)	(3,876,385)

OPERATING INCOME	607,612	363,116	98,415

NON-OPERATING INCOME (EXPENSES)
Interest income	3,579	5,951	13,900
Interest expenses, net of capitalized interest	(229,582)	(223,567)	(118,330)
Amortization of deferred financing costs	(26,182)	(48,345)	(38,511)
Loan commitment and other finance fees	(6,079)	(7,451)	(7,328)
Foreign exchange gains (losses), net	12,783	7,356	(2,156)
Other income, net	5,282	3,572	2,317
Loss on extinguishment of debt	(49,337)	(17,435)	(481)
Costs associated with debt modification	(2,793)	(8,101)	(7,603)

Total non-operating expenses, net	(292,329)	(288,020)	(158,192)

INCOME (LOSS) BEFORE INCOME TAX	315,283	75,096	(59,777)
INCOME TAX CREDIT (EXPENSE)	10	(8,178)	(1,031)

NET INCOME (LOSS)	315,293	66,918	(60,808)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	31,709	108,988	166,555

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$347,002	$175,906	$105,747

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2017	2016	2015
NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.236	$0.116	$0.065

Diluted	$0.235	$0.115	$0.065

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,467,653,209	1,516,714,277	1,617,263,041

Diluted	1,479,342,209	1,525,284,272	1,627,108,770

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016	2015
Net income (loss)	$315,293	$66,918	$(60,808)
Other comprehensive (loss) income:
Foreign currency translation adjustments, before and after tax	(746)	(5,803)	(9,376)
Changes in fair values of interest rate swap agreements, before and after tax	—	61	(42)
Unrealized loss on investment securities, before and after tax	(1,150)	—	—

Other comprehensive loss	(1,896)	(5,742)	(9,418)

Total comprehensive income (loss)	313,397	61,176	(70,226)
Comprehensive loss attributable to noncontrolling interests	31,763	111,896	171,188

Comprehensive income attributable to Melco Resorts & Entertainment Limited	$345,160	$173,072	$100,962

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ Equity							Noncontrolling Interests	Total Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings (Accumulated losses)
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2015	1,633,701,920	$16,337	(17,684,386)	$(33,167)	$3,092,943	$(17,149)	$1,227,177	$755,529	$5,041,670
Net income (loss) for the year	—	—	—	—	—	—	105,747	(166,555)	(60,808)
Foreign currency translation adjustment	—	—	—	—	—	(4,767)	—	(4,609)	(9,376)
Change in fair value of interest rate swap agreements	—	—	—	—	—	(18)	—	(24)	(42)
Share-based compensation	—	—	—	—	18,640	—	—	2,210	20,850
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	466,203	3,732	(3,732)	—	—	—	—
Retirement of shares	(3,717,816)	(37)	3,717,816	29,154	(29,117)	—	—	—	—
Shares issued for future vesting of restricted shares and exercise of share options	940,419	9	(940,419)	(9)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	136,809	1	(1)	—	—	—	—
Exercise of share options	—	—	1,368,747	14	2,401	—	—	—	2,415
Transfer of property and equipment between subsidiaries	—	—	—	—	3,433	—	—	(3,433)	—
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(9,108)	—	—	9,108	—
Dividends declared ($0.0389 per share)	—	—	—	—	—	—	(62,850)	—	(62,850)

BALANCE AT DECEMBER 31, 2015	1,630,924,523	16,309	(12,935,230)	(275)	3,075,459	(21,934)	1,270,074	592,226	4,931,859
Net income for the year	—	—	—	—	—	—	175,906	(108,988)	66,918
Foreign currency translation adjustment	—	—	—	—	—	(2,871)	—	(2,932)	(5,803)
Change in fair value of interest rate swap agreements	—	—	—	—	—	37	—	24	61
Share-based compensation	—	—	—	—	17,900	—	—	579	18,479
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	18,213	146	(146)	—	—	—	—
Retirement of repurchased shares	(155,000,000)	(1,550)	—	—	(203,496)	—	(598,125)	—	(803,171)
Issuance of shares for restricted shares vested	—	—	303,318	3	(3)	—	—	—	—
Exercise of share options	—	—	1,789,929	18	3,236	—	—	—	3,254
Transfer of property and equipment between subsidiaries	—	—	—	—	55	—	—	(55)	—
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(1,304)	—	—	(1,310)	(2,614)
Dividends declared ($0.2408 per share)	—	—	—	—	(108,639)	—	(276,930)	—	(385,569)

BALANCE AT DECEMBER 31, 2016	1,475,924,523	14,759	(10,823,770)	(108)	2,783,062	(24,768)	570,925	479,544	3,823,414
Net income for the year	—	—	—	—	—	—	347,002	(31,709)	315,293
Foreign currency translation adjustment	—	—	—	—	—	(692)	—	(54)	(746)
Unrealized loss on investment securities	—	—	—	—	—	(1,150)	—	—	(1,150)
Share-based compensation	—	—	—	—	17,164	—	—	141	17,305
Shares issued	165,303,543	1,653	—	—	1,161,533	—	—	—	1,163,186
Retirement of repurchased shares	(165,303,544)	(1,653)	—	—	(204,533)	—	(957,000)	—	(1,163,186)
Shares issued for future vesting of restricted shares and exercise of share options	2,504,721	25	(2,504,721)	(25)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	950,320	9	(9)	—	—	—	—
Exercise of share options	—	—	3,363,159	34	2,622	—	—	—	2,656
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	29	—	—	143	172
Dividends declared ($0.5604 per share)	—	—	—	—	(88,063)	—	(733,265)	—	(821,328)

BALANCE AT DECEMBER 31, 2017	1,478,429,243	$14,784	(9,015,012)	$(90)	$3,671,805	$(26,610)	$(772,338)	$448,065	$3,335,616

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$315,293	$66,918	$(60,808)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	540,575	552,272	470,634
Amortization of deferred financing costs	26,182	48,345	38,511
Amortization of premium on senior notes payable	(160)	—	—
Interest accretion on capital lease obligations	6,878	9,449	16,137
Interest income on restricted cash	—	(139)	(4,776)
Net loss (gain) on disposal of property and equipment	5,409	(8,509)	474
Impairment loss recognized on property and equipment	23,197	3,245	—
(Credit) provision for doubtful debts	(2,028)	67,838	39,341
Provision for input value-added tax	2,813	5,459	30,254
Loss on extinguishment of debt	49,337	17,435	481
Costs associated with debt modification	2,793	8,101	7,603
Share-based compensation	17,305	18,487	20,827
Changes in operating assets and liabilities:
Accounts receivable	54,903	(18,339)	(56,172)
Inventories and prepaid expenses and other	(2,076)	(5,878)	(12,099)
Long-term prepayments, deposits and other assets	(49,370)	(22,087)	(23,927)
Accounts payable and accrued expenses and other	181,661	448,339	9,228
Other long-term liabilities	(10,212)	(32,808)	46,318

Net cash provided by operating activities	1,162,500	1,158,128	522,026

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for capitalized construction costs	(329,275)	(368,616)	(1,043,334)
Payments for acquisition of property and equipment	(157,075)	(131,592)	(248,038)
Payments for investment securities	(91,024)	—	—
Placement of bank deposits with original maturities over three months	(62,591)	(260,197)	(1,034,173)
Deposits for acquisition of property and equipment	(16,405)	(4,212)	(28,840)
Advance payments for construction costs	(12,234)	(31,586)	(19,739)
Changes in restricted cash	(6,209)	277,629	1,495,644
Insurance proceeds received for damaged property and equipment	108	—	—
Proceeds from sale of property and equipment	932	28,906	295
Withdrawals of bank deposits with original maturities over three months	263,547	774,093	420,053
Payments for land use rights	—	(3,788)	(31,678)
Payments for entertainment production costs and security deposit	—	(33)	(4,489)
Escrow funds refundable to the Philippine Parties	—	—	24,643

Net cash (used in) provided by investing activities	$(410,226)	$280,604	$(469,656)

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2017	2016	2015
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	$(896,276)	$(124,286)	$(70,205)
Dividends paid	(821,328)	(385,569)	(62,850)
Payments of deferred financing costs	(34,552)	(27,284)	(49,877)
Principal payments on capital lease obligations	(120)	(47)	(146)
Proceeds from exercise of share options	3,610	3,254	5,092
Proceeds from long-term debt	702,625	—	148,298
Repurchase of shares for retirement	—	(803,171)	—
Purchase of shares of a subsidiary	—	(2,614)	—

Net cash used in financing activities	(1,046,041)	(1,339,717)	(29,688)

EFFECT OF FOREIGN EXCHANGE ON CASH AND CASH EQUIVALENTS	(332)	(7,731)	(9,311)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(294,099)	91,284	13,371
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,702,310	1,611,026	1,597,655

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,408,211	$1,702,310	$1,611,026

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(239,780)	$(209,697)	$(106,984)
Cash paid for income taxes, net of refunds	(6,537)	(3,414)	(7,010)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	62,714	27,794	89,068
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	34,147	48,801	65,678
Change in amounts due to affiliated companies related to construction costs	10,847	—	—
Deferred financing costs included in accrued expenses and other current liabilities	26	3,180	8,254
Consideration of sale of property and equipment offset by escrow funds refundable to the Philippine Parties	—	24,644	—

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Resorts & Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its American depositary shares (“ADS”) listed on the NASDAQ Global Select Market in the United States of America. Effective March 29, 2017, the Company changed its name from Melco Crown Entertainment Limited to Melco Resorts & Entertainment Limited. In conjunction with the name change, the Company also changed its NASDAQ ticker symbol from “MPEL” to “MLCO” on April 6, 2017.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Taipa Square Casino, a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Group also majority owns and operates Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau, which commenced operations on October 27, 2015. In the Philippines, Melco Resorts and Entertainment (Philippines) Corporation (formerly known as Melco Crown (Philippines) Resorts Corporation) (“MRP”), a majority-owned subsidiary of the Company whose common shares are listed on The Philippine Stock Exchange, Inc. (the “PSE”) under the stock code of “MRP”, through MRP’s subsidiary, Melco Resorts Leisure (PHP) Corporation (formerly known as MCE Leisure (Philippines) Corporation) (“Melco Resorts Leisure”), currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

As of December 31, 2017 and 2016, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of the Company due to the completion of the share repurchase by the Company from a subsidiary of Crown Resorts Limited (“Crown”), an Australian-listed corporation and the then major shareholder of the Company, followed by the cancellation of such shares with certain changes in the composition of the Board of Directors in May 2016.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

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

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(c)	Fair Value of Financial Instruments - continued

The Group estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.

Cash equivalents are placed with financial institutions with high-credit ratings and quality.

(e)	Investment Securities

Investment securities consist of investments in mutual funds that mainly invest in bonds and fixed interest securities. The investment securities are considered as marketable equity securities and are accounted for as available-for-sale investments. Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates the classifications at each balance sheet date. Investment securities are classified as either short-term or long-term based on the nature of each security and its availability for use in current operations. Investment securities are carried at fair value, with unrealized gains and losses, net of taxes, reported in other comprehensive income (loss), with the exception of unrealized losses believed to be other-than-temporary which are recorded in the consolidated statements of operations.

(f)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects those funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents those funds that will not be released or utilized within the next twelve months. Restricted cash mainly consists of i) bank accounts that are restricted for withdrawal and for payment of project costs or debt servicing associated with borrowings under respective senior notes, a senior secured credit facility and other associated agreements; and ii) collateral bank accounts associated with borrowings under credit facilities.

(g)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness including to its gaming promoters in Macau and the Philippines, which receivable can be offset against commissions payable and any other value items held by the Group to the respective customer and for which the Group intends to set off when required. As of December 31, 2017 and 2016, a substantial portion of the Group’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Accounts Receivable and Credit Risk - continued

customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2017 and 2016, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(h)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies. As disclosed in Note 2 (ab), with effect from January 1, 2017, inventories are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

(i)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

During the construction and development stage of the Group’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.

Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

Property and equipment are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. Estimated useful lives are as follows:

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Capitalized Interest and Amortization of Deferred Financing Costs

Interest and amortization of deferred financing costs associated with major development and construction projects is capitalized and included in the cost of the project. The capitalization of interest and amortization of deferred financing costs cease when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $267,065, $252,600 and $253,168, of which $37,483, $29,033 and $134,838 were capitalized during the years ended December 31, 2017, 2016 and 2015, respectively. Amortization of deferred financing costs of $26,182, $48,345 and $38,511, net of amortization capitalized of nil, nil and $5,458, were recorded during the years ended December 31, 2017, 2016 and 2015, respectively.

(k)	Gaming Subconcession

The deemed cost of gaming subconcession is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited) (“Melco Resorts Macau”), a subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized using the straight-line method over the term of agreement which is due to expire in June 2022.

(l)	Goodwill and Intangible Assets

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

When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Group may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Group then performs a quantitative impairment test that consists of a comparison of the implied fair value of goodwill and the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value for goodwill or the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Group then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the years ended December 31, 2017, 2016 and 2015, impairment losses of $23,197, $3,245 and nil were recognized mainly due to reconfigurations and renovations at the Group’s operating properties and included in the consolidated statements of operations.

(n)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of the revolving credit facilities are included in long-term prepayments, deposits and other assets in the consolidated balance sheets. All other deferred financing costs are presented as a direct reduction of long-term debt in the consolidated balance sheets.

(o)	Land Use Rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the estimated term of the land use rights.

Each land concession contract in Macau has an initial term of 25 years and is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The land use rights were originally amortized over the initial term of 25 years, in which the expiry dates of the land use rights of Altira Macau, City of Dreams and Studio City are March 2031, August 2033 and October 2026, respectively. The estimated term of the land use rights are periodically reviewed. For the review of such estimated term of the land use rights under the applicable land concession contracts, the Group considered factors such as the business and operating environment of the gaming industry in Macau, laws and regulations in Macau and the Group’s development plans. As a result, effective from October 1, 2015, the estimated term of the land use rights under the land concession contracts for Altira Macau, City of Dreams and Studio City, in accordance with the relevant accounting standards, have been extended to April 2047, May 2049 and October 2055, respectively which aligned with the estimated useful lives of certain buildings assets of 40 years as disclosed in Note 2(i). The changes in estimated term of the land use rights under the applicable land concession contracts have resulted in a reduction in amortization of land use rights of $10,413, an increase in net income attributable to Melco Resorts & Entertainment Limited of $6,763 and an increase in basic and diluted earnings per share of $0.004 for the year ended December 31, 2015.

(p)	Revenue Recognition and Promotional Allowances

The Group recognizes revenue at the time persuasive evidence of an arrangement exists, the service is provided or the retail goods are sold, prices are fixed or determinable and collection is reasonably assured.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Revenue Recognition and Promotional Allowances - continued

Casino revenues are measured by the aggregate net difference between gaming wins and losses less accruals for the anticipated payouts of progressive slot jackpots. Funds deposited by customers in advance and chips in the customers’ possession are recognized as a liability before gaming play occurs.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of certain hotels and Taipa Square Casino. For the operations of certain hotels, the Group is the owner of the hotel properties, and the hotel managers operate the hotels under management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels’ business; it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Taipa Square Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

Rooms, food and beverage, entertainment, retail and other revenues are recognized when services are provided or retail goods are sold. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customer. Minimum operating and right to use fees, adjusted for contractual base fees and operating fees escalations, are included in entertainment, retail and other revenues and are recognized on a straight-line basis over the terms of the related agreements.

Revenues are recognized net of certain sales incentives which are required to be recorded as reductions of revenue. Consequently, the Group’s casino revenues are reduced by discounts, commissions and points from customer loyalty programs, such as player’s club loyalty program.

The retail values of rooms, food and beverage, entertainment, retail and other services furnished to guests without charge are included in gross revenues and then deducted as promotional allowances. The estimated cost of providing such promotional allowances for the years ended December 31, 2017, 2016 and 2015 is reclassified from rooms costs, food and beverage costs, entertainment, retail and other services costs and is included in casino expenses as follows:

	Year Ended December 31,
	2017	2016	2015
Rooms	$30,429	$30,865	$24,625
Food and beverage	85,715	79,719	64,676
Entertainment, retail and other	12,125	16,057	9,365

	$128,269	$126,641	$98,666

(q)	Point-loyalty Programs

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Gaming Taxes and License Fees

The Group is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. The gaming taxes and the majority of the license fees are determined from an assessment of the Group’s gaming revenue and are recognized as casino expense in the accompanying consolidated statements of operations. These taxes and license fees totaled $2,222,498, $1,826,061 and $1,717,805 for the years ended December 31, 2017, 2016 and 2015, respectively.

(s)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2017, 2016 and 2015, the Group incurred pre-opening costs primarily in connection with the development of further expansions to City of Dreams, Studio City and City of Dreams Manila. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(t)	Development Costs

Development costs include the costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(u)	Advertising and Promotional Costs

The Group expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $87,773, $83,068 and $107,383 for the years ended December 31, 2017, 2016 and 2015, respectively.

(v)	Foreign Currency Transactions and Translations

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

(w)	Share-based Compensation Expenses

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is being recognized on the straight-line basis over the vesting period of the awards. As disclosed in Note 2(ab), with effect from January 1, 2017, forfeitures are recognized when they occur.

Further information on the Group’s share-based compensation arrangements is included in Note 16.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(x)	Income Tax

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

The Group’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Group assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be, based on the technical merits of position, sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(y)	Net Income Attributable to Melco Resorts & Entertainment Limited Per Share

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

(y)	Net Income Attributable to Melco Resorts & Entertainment Limited Per Share - continued

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2017	2016	2015
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Resorts & Entertainment Limited per share	1,467,653,209	1,516,714,277	1,617,263,041
Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	11,689,000	8,569,995	9,845,729

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	1,479,342,209	1,525,284,272	1,627,108,770

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	6,624,345	9,500,248	5,016,735

(z)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Group’s Studio City Project Facility (as defined in Note 11). All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. All outstanding interest rate swap agreements expired during the year ended December 31, 2016. Further information on the Group’s interest rate swap agreements is included in Note 11.

(aa)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Losses

Comprehensive income (loss) includes net income (loss), foreign currency translation adjustments, changes in fair values of interest rate swap agreements and unrealized loss on investment securities and is reported in the consolidated statements of comprehensive income.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Comprehensive Income (Loss) and Accumulated Other Comprehensive Losses - continued

As of December 31, 2017 and 2016, the Group’s accumulated other comprehensive losses consisted of the following components, net of tax and noncontrolling interests:

	December 31,
	2017	2016
Foreign currency translation adjustments	$25,460	$24,768
Unrealized loss on investment securities	1,150	—

	$26,610	$24,768

(ab)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In July 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standard update, which changes the measurement principle for inventories that is measured using other than last-in, first-out or the retail inventory method from the lower of cost or market to the lower of cost and net realizable value. Net realizable value is defined by FASB as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The guidance was effective as of January 1, 2017 and the Group adopted this new guidance on a prospective basis. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued an accounting standard update which simplifies balance sheet classification of deferred taxes. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as non-current. The guidance was effective as of January 1, 2017 and the Group adopted this new guidance on a prospective basis, which impacts the classification of deferred tax assets and liabilities on any balance sheet that reports the Group’s consolidated financial position for any date after December 31, 2016. Consolidated balance sheets for prior periods have not been adjusted. The adoption of this new guidance did not have any impact on the Group’s results of operations or cashflows.

In March 2016, the FASB issued an accounting standard update which simplify several aspects of the accounting for employee share-based payments, including income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flow and electing an accounting policy to either estimate the number of forfeitures or account for forfeitures when they occur. The Group adopted this guidance effective January 1, 2017 and elected to account for forfeitures as they occur, rather than estimate expected forfeiture. This change in accounting policy was adopted on a modified retrospective basis, and no material cumulative effect adjustment to retained earnings was resulted.

Recent Accounting Pronouncements Not Yet Adopted:

In May 2014, the FASB issued an accounting standard update which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principal of this new revenue recognition model is that an entity should recognize revenue to depict the

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In August 2015, the FASB issued an accounting standard update which defers the effective date of the new revenue recognition accounting guidance by one year, to interim and fiscals years beginning after December 15, 2017, and early adoption is permitted for interim and fiscals years beginning after December 15, 2016. From March 2016 through December 2016, the FASB issued accounting standard updates which amend and further clarify the new revenue guidance such as reporting revenue as a principal versus agent, identifying performance obligations, accounting for intellectual property licenses, assessing collectability and presentation of sales taxes. These accounting standard updates are collectively referred to herein as the “New Revenue Standards”.

The Group has adopted the New Revenue Standards using the modified retrospective method, recognizing the cumulative effect of initially applying the guidance at the date of initial application on January 1, 2018. The most significant impacts of the adoption of the New Revenue Standards are as follows:

•	The New Revenue Standards will change the presentation of, and accounting for, goods and services furnished to guests without charge that are currently included in gross revenues and deducted as promotional allowances in the accompanying consolidated statements of operations. Under the New Revenue Standards, promotional allowances will be netted against casino revenues in primarily all cases. The promotional allowances are measured based on stand-alone selling prices. These changes will primarily result in a decrease in casino revenues and the elimination of the promotional allowances line item in future filings. Additionally, the estimated cost of providing the promotional allowances will no longer be included in casino expenses but, instead will be included in the respective expense categories.

•	A portion of commissions paid to gaming promoters, representing the estimated incentives that were returned to customers, are currently reported as a reduction in revenue, with the balance of commissions expense reflected as a casino expense. As a result of the adoption of the New Revenue Standards, all commissions paid to gaming promoters will be reflected as a reduction in casino revenue. This change will primarily result in a decrease in casino expense and a corresponding decrease in casino revenue.

•	The manner of assigning value to accrued customer benefits related to the non-discretionary incentives (including the point-loyalty programs) will be changed upon the adoption of the New Revenue Standards. The estimated liability for unredeemed non-discretionary incentives are currently accrued based on the estimated costs of providing such benefits and expected redemption rates. Under the New Revenue Standards, non-discretionary incentives represent a separate performance obligation and the resulting liability will be recorded using the stand-alone selling prices of such benefits less estimated breakage and will be offset against casino revenue. When the benefits are redeemed, revenue will be measured on the same basis and recognized in the resulting category of the goods or services provided. At the adoption date January 1, 2018, the Group expects to record an increase in the opening balance of accumulated losses by an amount not to exceed $13,100.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted: - continued

The Group does not anticipate any significant implementation issues from the adoption of the New Revenue Standards and is continuing its assessment of potential changes to the disclosures under the New Revenue Standards and through following the American Institute of Certified Public Accountants Revenue Recognition Task for Gaming Entities.

In January 2016, the FASB issued an accounting standard update which amends certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance requires equity investments to be measured at fair value with changes in fair values recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This guidance also eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair values that are required to be disclosed for financial instruments measured at amortized cost on the balance sheet. Further, the guidance requires separate presentation of financial assets and financial liabilities grouped by measurement category and form of financial asset on the balance sheet or in notes to the financial statements. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption permitted for certain provisions of the guidance. The guidance should be applied using the modified retrospective method, with certain exceptions. The Group is adopting the guidance on January 1, 2018. At the adoption date, the Group expects to reclassify the unrealized loss on investment securities and record an increase in the opening balance of accumulated losses of $1,150. The Group anticipates that the adoption of this guidance will primarily increase the volatility of the Group’s other income (expense), net as a result of the remeasurement of marketable equity securities at fair values.

In February 2016, the FASB issued an accounting standard update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscals years beginning after December 15, 2018, with early adoption permitted. The guidance should be applied at the beginning of the earliest period presented using a modified retrospective method. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The Group anticipates the primary effect upon adoption of this guidance is an increase in assets and liabilities on the accompanying consolidated balance sheet.

In August 2016, the FASB issued an accounting standard update which amends the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance is effective for interim and fiscal years beginning after December 15, 2017, with early adoption permitted. The guidance should be applied retrospectively. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued

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

3.	INVESTMENT SECURITIES

Investment securities, solely represent investments in marketable equity securities classified as short-term, are as follows:

December 31,
2017
Cost	$90,000
Unrealized losses	(126)

Fair value	$89,874

As of December 31, 2017, the Group considered the declines in market value of its marketable equity securities to be temporary in nature and does not consider any of its investments other-than-temporarily impaired. When evaluating an investment for other-than-temporary impairment, the Group reviews factors such as the length of time and extent to which fair value has been below its cost basis, the financial condition of the issuer and any changes thereto, changes in market interest rates and the Group’s intent to sell, or whether it is more likely than not it will be required to sell the investment before recovery of the investment’s cost basis.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2017	2016
Casino	$375,689	$480,227
Hotel	4,934	4,224
Other	6,918	6,918

Sub-total	387,541	491,369
Less: allowance for doubtful debts	(210,997)	(265,931)

	$176,544	$225,438

Movement in the allowance for doubtful debts were as follows:

	Year Ended December 31,
	2017	2016	2015
At beginning of year	$265,931	$210,757	$168,786
(Credit) additional provision	(4,178)	67,791	39,328
Write-offs, net of recoveries	(57,696)	(3,044)	(1,350)
Reclassified from (to) long-term receivables, net	6,940	(9,573)	3,993

At end of year	$210,997	$265,931	$210,757

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2017	2016
Cost
Buildings	$5,178,450	$5,179,324
Furniture, fixtures and equipment	905,319	898,038
Leasehold improvements	829,706	755,804
Plant and gaming machinery	207,314	225,146
Transportation	97,132	87,281
Construction in progress	1,030,203	652,662

Sub-total	8,248,124	7,798,255
Less: accumulated depreciation and amortization	(2,517,364)	(2,142,432)

Property and equipment, net	$5,730,760	$5,655,823

As of December 31, 2017 and 2016, construction in progress in relation to City of Dreams, Studio City and City of Dreams Manila included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $135,200 and $88,607, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $237,335 and $39,214 as of December 31, 2017 and $237,858 and $26,438 as of December 31, 2016, respectively. Further information of the lease arrangements is included in Note 12.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

6.	GAMING SUBCONCESSION, NET

	December 31,
	2017	2016
Deemed cost	$900,000	$900,000
Less: accumulated amortization	(643,917)	(586,680)

Gaming subconcession, net	$256,083	$313,320

The Group expects that amortization of the gaming subconcession will be approximately $57,237 each year from 2018 through 2021, and approximately $27,135 in 2022.

7.	GOODWILL AND INTANGIBLE ASSETS

Goodwill relating to Mocha Clubs, a reporting unit, and other intangible assets with indefinite useful lives, representing trademarks of Mocha Clubs, are not amortized. Goodwill and intangible assets arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006.

When performing the impairment analysis for goodwill and trademarks of Mocha Clubs, the Group may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If the Group determines a qualitative assessment is to be performed, the Group assesses certain qualitative factors including, but not limited to, the results of the most recent quantitative impairment test, operating results and projected operating results, and macro-economic and industry conditions. If the Group elects to perform a qualitative assessment and determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Group then performs a quantitative impairment test.

To perform a quantitative impairment test of goodwill, the Group performs an assessment that consists of a comparison of the carrying value of the reporting unit with its fair value. If the carrying value of a reporting unit exceeds its fair value, the Group would perform the second step in its assessment process and record an impairment loss to earnings to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. The Group estimates the fair value of the reporting unit through internal analysis and external valuations, which utilize income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods. These valuation techniques are based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables.

To perform a quantitative impairment test of the trademarks of Mocha Clubs, the Group performs an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, the Group estimates the fair values of the trademarks through internal and external valuations, mainly based on the incremental after-tax cash flow representing the royalties that the Group is relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.

The Group has performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. As of December 31, 2017, the Group performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired. As of December 31, 2016 and 2015, the detailed quantitative impairment tests were performed and computed the fair value of the reporting unit was in excess of the carrying amount and fair values of the trademarks were in excess of their carrying amounts. As a result of these assessments, no impairment loss has been recognized during the years ended December 31, 2017, 2016 and 2015.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2017	2016
Entertainment production costs	$76,884	$76,884
Less: accumulated amortization	(58,601)	(51,744)

Entertainment production costs, net	18,283	25,140
Deferred rent assets	54,467	32,219
Other long-term prepayments and other assets	43,415	36,240
Other deposits	27,864	15,143
Input value-added tax, net	21,005	19,392
Deferred financing costs, net	19,364	27,235
Long-term receivables, net	3,724	5,759
Advance payments for construction costs	1,523	33,783

Long-term prepayments, deposits and other assets	$189,645	$194,911

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

Input value-added tax, net represents the value-added tax recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. During the years ended December 31, 2017, 2016 and 2015, provisions for input value-added tax expected to be non-recoverable amounting to $2,813, $5,459 and $30,254, respectively, were recognized in the accompanying consolidated statements of operations.

Long-term receivables, net represent casino receivables from casino customers where settlements are not expected within the next year. During the years ended December 31, 2017 and 2015, net amount of long-term receivables of $8,771 and $5,111 and net amount of allowance for doubtful debts of $6,940 and $3,993, respectively, were reclassified to current. During the year ended December 31, 2016, net amount of current accounts receivable of $6,128 and net amount of allowance for doubtful debts of $9,573, were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2017	2016
Altira Macau (“Taipa Land”)	$146,475	$146,475
City of Dreams (“Cotai Land”)	399,578	399,578
Studio City (“Studio City Land”)	653,564	653,564

	1,199,617	1,199,617
Less: accumulated amortization	(412,118)	(389,301)

Land use rights, net	$787,499	$810,316

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2017	2016
Outstanding gaming chips and tokens	$464,613	$395,572
Customer deposits and ticket sales	423,603	259,693
Gaming tax and license fees accruals	188,521	159,802
Staff cost accruals	147,040	200,031
Construction costs payables	144,300	141,681
Operating expense and other accruals and liabilities	132,378	133,669
Property and equipment payables	45,205	41,362
Interest expenses payable	17,925	38,133

	$1,563,585	$1,369,943

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2017	2016
2015 Credit Facilities (net of unamortized deferred financing costs of $6,919 and $9,611, respectively)	$426,692	$469,116
Aircraft Term Loan	10,167	16,537
2012 Studio City Notes (net of unamortized deferred financing costs of $9,747 and $12,556, respectively)	815,253	812,444
2013 Senior Notes (net of unamortized deferred financing costs of $52,687)	—	947,313
2016 Studio City Credit Facilities	129	129
2016 7.250% SC Secured Notes (net of unamortized deferred financing costs of $13,702 and $16,596, respectively)	836,298	833,404
2016 5.875% SC Secured Notes (net of unamortized deferred financing costs of $4,580 and $6,753, respectively)	345,420	343,247
Philippine Notes (net of unamortized deferred financing costs of $808 and $3,041, respectively)	149,424	298,085
2017 Senior Notes (net of unamortized deferred financing costs and original issue premium of $25,821)	974,179	—

	3,557,562	3,720,275
Current portion of long-term debt (net of unamortized deferred financing costs of $720 and $906, respectively)	(51,032)	(50,583)

	$3,506,530	$3,669,692

Refinancing of long-term debt and amendment of credit facilities agreements

During the years ended December 31, 2017, 2016 and 2015, the Group refinanced certain of its long-term debt and amended certain credit facilities agreements. In determining whether these transactions were to be accounted for as debt extinguishment or modification, the Group considered whether creditors remained the same or changed and whether the change in debt terms was substantial. Details of each transaction are disclosed below.

2015 Credit Facilities

On June 30, 2011, Melco Resorts Macau (the “Borrower”) entered into a HK$9,362,160,000 (equivalent to $1,203,362) senior secured credit facilities agreement (the “2011 Credit Facilities”), consisted of a term loan facility of HK$6,241,440,000 (equivalent to $802,241) (the “2011 Term Loan Facility”) that was fully drawn during the year ended December 31, 2011 and a revolving credit facility of HK$3,120,720,000 (equivalent to $401,121) (the “2011 Revolving Credit Facility”) that was available until June 28, 2015, both of which were denominated in Hong Kong dollars. The borrowings under the 2011 Credit Facilities were used to refinance the Borrower’s prior senior secured credit facility. Borrowings under the 2011 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.75% to 2.75% per annum as adjusted in accordance with the leverage ratio as defined in the 2011 Credit Facilities. The Borrower was obligated to pay a commitment fee on the undrawn amount of the 2011 Revolving Credit Facility throughout the availability period until June 28, 2015 and recognized loan commitment fees on the 2011 Credit Facilities of $1,385 during the year ended December 31, 2015.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2015 Credit Facilities - continued

On June 29, 2015, the Borrower amended and restated the 2011 Credit Facilities (the “2015 Credit Facilities”). The 2015 Credit Facilities, among other things: (i) increased the size of the then total available facilities from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on the exchange rate on the transaction date), comprising a HK$3,900,000,000 (equivalent to $500,000 based on the exchange rate on the transaction date) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000 based on the exchange rate on the transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). In addition, the 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”); (ii) introduced new lenders and removed certain lenders originally under the 2011 Credit Facilities; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the 2011 Credit Facilities, including but not limited to, increased flexibility to move cash within borrowing group which included the Borrower and certain subsidiaries of the Company as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), lower covenant levels and reduced reporting requirements. The Group recorded a $481 loss on extinguishment of debt and a $592 costs associated with debt modification, and capitalized $46,507 as deferred financing costs during the year ended December 31, 2015 in connection with the amendments.

The final maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule commenced on September 29, 2016. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the 2015 Borrowing Group, the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full.

As of December 31, 2017, the 2015 Term Loan Facility had been fully drawn down with an outstanding amount of HK$3,373,500,000 (equivalent to $433,611). On June 8, 2017, part of the 2015 Revolving Credit Facility of HK$2,723,000,000 (equivalent to $350,000) was drawn down and used to partly fund Melco Resorts Finance Limited (formerly known as MCE Finance Limited) (“Melco Resorts Finance”), a subsidiary of the Company, for the redemption of the 2013 Senior Notes (as described below) on June 14, 2017. On July 3, 2017, Melco Resorts Finance completed the issuance of the Second 2017 Senior Notes at a principal amount of $350,000 (priced at 100.75%) (as described below), of which part of the net proceeds were used to repay in full the drawn 2015 Revolving Credit Facility of HK$2,723,000,000 (equivalent to $350,000) on July 10, 2017. The entire 2015 Revolving Credit Facility of HK$9,750,000,000 (equivalent to $1,250,000 based on the exchange rate on the transaction date) remains available for future drawdown as of December 31, 2017.

MELCO RESORTS & ENTERTAINMENT LIMITED

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

The 2015 Credit Facilities contain certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted under the 2015 Credit Facilities (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The 2015 Credit Facilities also contains conditions and events of default customary for such financings. The financial covenants under the 2015 Credit Facilities remain the same as the 2011 Credit Facilities, including a leverage ratio, total leverage ratio and interest cover ratio but with lower covenant levels. The first test date of the financial covenants was September 30, 2015.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group. As of December 31, 2017, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions are satisfied.

Borrowings under the 2015 Credit Facilities bore an initial interest for the six months from June 29, 2015 at HIBOR plus a margin of 1.75% per annum. Subsequent to that, borrowings under the 2015 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities of one, two, three or six months or any other agreed period. The Borrower is obligated to pay a commitment fee from July 13, 2015 on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees on the 2015 Credit Facilities of $4,819, $4,800 and $3,100 during the years ended December 31, 2017, 2016 and 2015, respectively.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), a subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears commenced on September 27, 2012 until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the MCE Transportation bank accounts; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding certain amount by MCE Transportation. As of December 31, 2017, the Aircraft Term Loan has been fully drawn down and the carrying value of aircraft was $26,002.

MELCO RESORTS & ENTERTAINMENT LIMITED

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

The 2012 Studio City Notes are general obligations of Studio City Finance, secured by a first-priority security interest in certain specified bank accounts incidental to the 2012 Studio City Notes and a pledge of certain intercompany loans as defined under the 2012 Studio City Notes, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The 2012 Studio City Notes are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness. All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities (which amended and restated the Studio City Project Facility) as described below) (the “2012 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2012 Studio City Notes on a senior basis (the “2012 Studio City Notes Guarantees”). The 2012 Studio City Notes Guarantees are general obligations of the 2012 Studio City Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2012 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2012 Studio City Notes Guarantors. The 2012 Studio City Notes Guarantees are effectively subordinated to the 2012 Studio City Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities and the 2016 Studio City Secured Notes as described below and any future secured indebtedness that is secured by property and assets of the 2012 Studio City Notes Guarantors to the extent of the value of such property and assets.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2012 Studio City Notes - continued

subject to certain exceptions and conditions. As of December 31, 2017, the net assets of Studio City Finance and its restricted subsidiaries of approximately $731,000 were restricted from being distributed under the terms of the 2012 Studio City Notes.

2013 Senior Notes

On February 7, 2013, Melco Resorts Finance issued $1,000,000 in aggregate principal amount of 5% senior notes due 2021 (the “2013 Senior Notes”) and priced at 100%. The 2013 Senior Notes would have matured on February 15, 2021 and the interest on the 2013 Senior Notes was accrued at a rate of 5% per annum and was payable semi-annually in arrears on February 15 and August 15 of each year, commenced on August 15, 2013. The 2013 Senior Notes were general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt. Certain subsidiaries of Melco Resorts Finance (the “2013 Senior Notes Guarantors”) jointly, severally and unconditionally guaranteed the 2013 Senior Notes on a senior basis. The guarantees were joint and several general obligations of the 2013 Senior Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2013 Senior Notes Guarantors, and rank senior in right of payment to any existing and future subordinated indebtedness of the 2013 Senior Notes Guarantors.

Melco Resorts Finance had the option to redeem all or a portion of the 2013 Senior Notes at any time prior to February 15, 2016, at a “make-whole” redemption price. Thereafter, Melco Resorts Finance had the option to redeem all or a portion of the 2013 Senior Notes at any time at fixed redemption prices that declined ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2013 Senior Notes with the net cash proceeds from one or more certain equity offerings at a fixed redemption price at any time prior to February 15, 2016. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also had the option to redeem in whole, but not in part the 2013 Senior Notes at fixed redemption prices.

The indenture governing the 2013 Senior Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of Melco Resorts Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2013 Senior Notes also contained conditions and events of default customary for such financings.

There were provisions under the indenture of the 2013 Senior Notes that limited or prohibited certain payments of dividends and other distributions by Melco Resorts Finance and its restricted subsidiaries to companies or persons who were not Melco Resorts Finance or members of Melco Resorts Finance’s restricted subsidiaries, subject to certain exceptions and conditions.

On June 6, 2017, Melco Resorts Finance completed the issuance of the First 2017 Senior Notes at a principal amount of $650,000 (as described below). On June 14, 2017, together with the net proceeds from the issuance of the First 2017 Senior Notes along with the proceeds in the amount of $350,000 from a partial drawdown of the 2015 Revolving Credit Facility under the 2015 Credit Facilities (as described below) and cash on hand, Melco Resorts Finance redeemed all of its outstanding 2013 Senior Notes.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Studio City Project Facility

On January 28, 2013, Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”), a majority-owned subsidiary of the Company, entered into a HK$10,855,880,000 (equivalent to $1,395,357) senior secured credit facilities agreement, as amended from time to time (the “Studio City Project Facility”), consisted of a HK$10,080,460,000 (equivalent to $1,295,689) term loan facility (the “Studio City Term Loan Facility”) and a HK$775,420,000 (equivalent to $99,668) revolving credit facility (the “Studio City Revolving Credit Facility”), both of which were denominated in Hong Kong dollars to fund the Studio City project. On November 18, 2015, the Studio City Borrower amended the Studio City Project Facility including changing the Studio City project opening date condition from 400 to 250 tables, consequential adjustments to the financial covenants, and rescheduling the commencement of financial covenant testing (the “Amendments to the Studio City Project Facility”). The Group recorded a $7,011 costs associated with debt modification during the year ended December 31, 2015 in connection with the Amendments to the Studio City Project Facility.

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

The indebtedness under the Studio City Project Facility was guaranteed by Studio City Investments Limited (“Studio City Investments”), a majority-owned subsidiary of the Company which holds 100% direct interest in Studio City Company, and its subsidiaries (other than the Studio City Borrower). Security for the Studio City Project Facility included: a first-priority mortgage over the land where Studio City is located, such mortgage will also cover all present and any future buildings on, and fixtures to, the relevant land; an assignment of any land use rights under land concession agreements, leases or equivalent; all bank accounts of Studio City Investments and its subsidiaries; as well as other customary security. All bank accounts of Melco Resorts Macau related solely to the operations of the Studio City gaming area which were funded from the proceeds of the Studio City Project Facility were pledged as security for the Studio City Project Facility and related finance documents. Upon the amendment to the Studio City Project Facility to 2016 Studio City Credit Facilities on November 30, 2016 as described below, those restricted bank accounts pledged under Studio City Project Facility and related finance documents were reclassified from restricted cash to cash and cash equivalents in the consolidated balance sheets. As of December 31, 2017, all bank accounts of Melco Resorts Macau related solely to the operations of the Studio City gaming area are pledged under 2016 Studio City Credit Facilities and related finance documents.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

Studio City Project Facility - continued

in respect of the Studio City Borrowing Group. The Studio City Borrower was obligated to pay a commitment fee on the undrawn amount of the Studio City Project Facility and recognized loan commitment fees on the Studio City Project Facility of $1,647 and $1,794 during the years ended December 31, 2016 and 2015, respectively.

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

The Studio City Borrower was required in accordance with the terms of the Studio City Term Loan Facility to enter into agreements to ensure that at least 50% of the aggregate of drawn Studio City Term Loan Facility and the 2012 Studio City Notes were subject to interest rate protection, by way of interest rate swap agreements, caps, collars or other agreements agreed with the facility agent under the Studio City Project Facility to limit the impact of increases in interest rates on its floating rate debt, for a period of not less than three years from the date of the first drawdown of the Studio City Term Loan Facility on July 28, 2014. During the years ended December 31, 2016 and 2015, the Studio City Borrower entered into certain floating-for-fixed interest rate swap agreements to limit its exposure to interest rate risk. Under the interest rate swap agreements, the Studio City Borrower paid a fixed interest rate of the notional amount, and received variable interest which was based on the applicable HIBOR for each of the payment dates. The interest rate protection requirement was removed upon the 2016 Studio City Credit Facilities became effective on November 30, 2016. As of December 31, 2016, there were no outstanding interest rate swap agreements entered by Studio City Borrower.

2016 Studio City Credit Facilities

On November 30, 2016, the Studio City Borrower amended and restated the Studio City Project Facility (the “2016 Studio City Credit Facilities”), among other things: (i) reduced the size of the then total available facilities from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) which is rolled over from the Studio City Term Loan Facility under the Studio City Project Facility and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”); (ii) removed certain lenders originally under the Studio City Project Facility; (iii) extended the repayment maturity date; and (iv) reduced and removed certain restrictions imposed by the covenants in the

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2016 Studio City Credit Facilities - continued

Studio City Project Facility, including but not limited to, increased flexibility to move cash within borrowing group which included the Studio City Borrower and certain subsidiaries of the Company as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), removed all maintenance financial covenants and reduced reporting requirements. The amendment of the Studio City Project Facility to the 2016 Studio City Credit Facilities and the issuance of 2016 Studio City Secured Notes (as described below) are connected to the refinancing of the Studio City Project Facility. The Group recorded a $17,435 loss on extinguishment of debt and a $8,101 costs associated with debt modification during the year ended December 31, 2016 in connection with such amendments. As of December 31, 2017, the 2016 SC Term Loan Facility had been fully drawn down with an outstanding amount of HK$1,000,000 (equivalent to $129), and the entire 2016 SC Revolving Credit Facility of HK$233,000,000 (equivalent to $29,948) remains available for future drawdown as of December 31, 2017.

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

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower), which apply on and from November 30, 2016. Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 Studio City Secured Notes. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 Studio City Secured Notes, by substantially all of the material assets of Studio City Investments and its subsidiaries (other than the Studio City Borrower) (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). In addition, the 2016 Studio City Secured Notes are also separately secured by certain specified bank accounts.

The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments (including dividends and distribution with respect to shares of Studio City Company) and investments; (iii) prepay or redeem subordinated debt or equity and make payments of principal of the 2012 Studio City Notes; (iv) issue or sell capital stock; (v) transfer, lease or sell

MELCO RESORTS & ENTERTAINMENT LIMITED

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

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2017, the net assets of Studio City Investments and its restricted subsidiaries of approximately $761,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities of one, two, three or six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee from January 1, 2017 on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees on the 2016 SC Revolving Credit Facility of $419 during the year ended December 31, 2017.

2016 Studio City Secured Notes

On November 30, 2016, Studio City Company issued $350,000 in aggregate principal amount of 5.875% senior secured notes due 2019 (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”) and both priced at 100%. The 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes mature on November 30, 2019 and November 30, 2021, respectively, and the interest on the 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes is accrued at a rate of 5.875% and 7.250% per annum, respectively, and is payable semi-annually in arrears on May 30 and November 30 of each year, commenced on May 30, 2017.

The 2016 Studio City Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment with all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 Studio City Secured Notes, to the extent of the assets securing such indebtedness. All of the existing subsidiaries of Studio City Investments (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2016 Studio City Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2016 Studio City Secured Notes on a senior basis (the “2016 Studio City Secured Notes Guarantees”). The 2016 Studio City Secured Notes Guarantees are senior obligations of the 2016 Studio City Secured Notes Guarantors, rank equally in right of payment with all existing and future senior indebtedness of the 2016 Studio City Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2016 Studio City Secured Notes Guarantors. The 2016 Studio City Secured Notes Guarantees are pari passu to the 2016

MELCO RESORTS & ENTERTAINMENT LIMITED

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

On November 30, 2016 (December 1, 2016 Hong Kong time), the Group used the net proceeds from the offering, together with cash on hand, to fund the repayment of the Studio City Project Facility.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

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

There are provisions under the indenture governing the 2016 Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2017, the net assets of Studio City Investments and its restricted subsidiaries of approximately $761,000 were restricted from being distributed under the terms of the 2016 Studio City Secured Notes.

Philippine Notes

On January 24, 2014, Melco Resorts Leisure issued PHP15 billion in aggregate principal amount of 5% senior notes due 2019 (the “Philippine Notes”) (equivalent to $336,825 based on the exchange rate on the transaction date) and priced at 100% and offered to certain primary institutional lenders as noteholders via private placement in the Philippines. The Philippine Notes mature on January 24, 2019. Interest on the Philippine Notes is accrued at a rate of 5% per annum and is payable semi-annually in arrears on January 24 and July 24 of each year, commenced on July 24, 2014. In addition, the Philippine Notes includes a tax gross-up provision requiring Melco Resorts Leisure to pay without any deduction or withholding for or on account of tax.

The Philippine Notes are general obligations of Melco Resorts Leisure, secured on a first-ranking basis by pledge of shares of all present and future direct and indirect subsidiaries of MRP, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Leisure (save and except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Leisure.

The Philippine Notes are guaranteed by MRP and all present and future direct and indirect subsidiaries of MRP (subject to certain limited exceptions) (collectively the “Philippine Guarantors”), jointly and severally with Melco Resorts Leisure; and irrevocably and unconditionally by the Company on a senior basis. The guarantees are general obligations of the Philippine Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the Philippine Guarantors (except for any statutory preference or priority) and rank senior in right of payment to any existing and future subordinated indebtedness of the Philippine Guarantors.

Melco Resorts Leisure used the net proceeds from the offering to fund the City of Dreams Manila project, refinancing of debt and general corporate purposes.

Melco Resorts Leisure had the option to redeem all or a portion of the Philippine Notes at any time prior to January 24, 2015 at 100% of the principal amount plus applicable premium as defined in the notes facility and security agreement (the “Notes Facility and Security Agreement”) governing the Philippine Notes. Thereafter, Melco Resorts Leisure has the option to redeem all or a portion of the Philippine Notes at any time at fixed prices that decline ratably over time.

The Notes Facility and Security Agreement contains certain covenants that, subject to certain exceptions and conditions, limit the ability of MRP and its subsidiaries, including Melco Resorts Leisure to, among other

MELCO RESORTS & ENTERTAINMENT LIMITED

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

On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion (equivalent to $144,790 based on the exchange rate on the transaction date), together with accrued interest. Accordingly, the Group recorded a $939 loss on extinguishment of debt in the consolidated statement of operations for the year ended December 31, 2017, which represented the write-off of unamortized deferred financing costs in relation to such redemption.

Philippine Credit Facility

On October 14, 2015, MRP entered into an on-demand, unsecured credit facility agreement of PHP2,350,000,000 (the “Philippine Credit Facility”) (equivalent to $47,073) with a lender to finance advances to Melco Resorts Leisure. The Philippine Credit Facility availability period was first extended from August 31, 2016 to November 29, 2016, then second extended to February 28, 2017 during the year ended December 31, 2016, and the maturity date of each individual drawdown cannot extend beyond the earlier of (i) the date which is one year from the date of drawdown, and (ii) 90 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedents, including issuance of a promissory note in favor of the lender evidencing such drawdown. Borrowings under the Philippine Credit Facility bear interest at the higher of: (i) the Philippine Dealing System Treasury Reference Rate PM (the “PDST-R2”) of the selected interest period plus the applicable PDST-R2 margin of 1.25% per annum, and (ii) Philippines Special Deposit Account Rate (the “SDA”) of the selected interest period plus the applicable SDA margin ranging from 0.50% to 0.75% per annum, such rate to be set one business day prior to the relevant interest period. The Philippine Credit Facility includes a tax gross-up provision requiring MRP to pay without any deduction or withholding for or on account of tax. For the year ended December 31, 2017, the Philippine Credit Facility availability period was third extended to February 28, 2018 on substantially similar terms as before, except that (i) the SDA is replaced by Philippines Term Deposit Facility Rate, and (ii) the maturity date shall not extend beyond 180 days from February 28, 2018. As of December 31, 2017 and 2016, the Philippine Credit Facility has not been drawn. As of the date of this report, the Philippine Credit Facility availability period was fourth extended to May 29, 2018.

2017 Senior Notes

On June 6, 2017, Melco Resorts Finance issued $650,000 in aggregate principal amount of 4.875% senior notes due 2025 and priced at 100% (the “First 2017 Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 4.875% senior notes due 2025 and priced at 100.75% (the “Second 2017 Senior Notes” and together with the First 2017 Senior Notes, collectively referred to as the “2017 Senior Notes”). The 2017 Senior Notes mature on June 6, 2025 and the interest on

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

2017 Senior Notes - continued

the 2017 Senior Notes is accrued at a rate of 4.875% per annum and is payable semi-annually in arrears on June 6 and December 6 of each year, commenced on December 6, 2017. The 2017 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

The Group used the net proceeds from the offering of the First 2017 Senior Notes to partly fund the redemption of the 2013 Senior Notes on June 14, 2017; and used the net proceeds from the offering of the Second 2017 Senior Notes to fund the repayment of the 2015 Revolving Credit Facility on July 10, 2017 (the drawdown of the 2015 Revolving Credit Facility was used to partly fund the redemption of the 2013 Senior Notes as described above). As a result of the refinancing of the 2013 Senior Notes, the Group recorded a $48,398 loss on extinguishment of debt and a $2,793 cost associated with debt modification during the year ended December 31, 2017.

Melco Resorts Finance has the option to redeem all or a portion of the 2017 Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2017 Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2017 Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 Senior Notes at a fixed redemption price.

The indenture governing the 2017 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 Senior Notes also contains conditions and events of default customary for such financings.

During the years ended December 31, 2017, 2016 and 2015, the Group’s average borrowing rates were approximately 6.01%, 5.37% and 5.40% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premium) as of December 31, 2017 are as follows:

Year ending December 31,
2018	$51,752
2019	548,879
2020	870,116
2021	1,148,392
2022	—
Over 2022	1,000,000

$3,619,139

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, Melco Resorts Leisure entered into a lease agreement with Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 20(a)), as amended from time to time (the “MRP Lease Agreement”), for lease of the land and certain of the building structures for City of Dreams Manila and is expected to expire on July 11, 2033.

In addition to the MRP Lease Agreement, the Group has entered into other lease agreements with third parties for the lease of certain property and equipment.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital leases at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2017 are as follows:

Year ending December 31,
2018	$35,882
2019	39,318
2020	43,296
2021	47,726
2022	48,843
Over 2022	542,866

Total minimum lease payments	757,931
Less: amounts representing interest	(458,648)

Present value of minimum lease payments	299,283
Current portion	(33,387)

Non-current portion	$265,896

13.	FAIR VALUE MEASUREMENTS

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

13.	FAIR VALUE MEASUREMENTS - continued

The carrying values of cash and cash equivalents, bank deposits with original maturities over three months and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2017 and 2016, which included the 2017 Senior Notes, the 2016 Studio City Secured Notes, the 2016 Studio City Credit Facilities, the 2013 Senior Notes, the 2012 Studio City Notes, the 2015 Credit Facilities, the Philippine Notes and the Aircraft Term Loan, were approximately $3,714,018 and $3,903,033, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premium, of $3,619,139 and $3,821,519, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 Senior Notes, the 2016 Studio City Secured Notes, the 2013 Senior Notes and the 2012 Studio City Notes. Fair values for the 2016 Studio City Credit Facilities, the 2015 Credit Facilities, the Philippine Notes and the Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rates approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2017 and 2016, the Group did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon the fair value in accordance with the applicable accounting standards. As of December 31, 2017, investment securities were carried at fair value. Fair values of investment securities were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy.

14.	CAPITAL STRUCTURE

Offering and Share Repurchase Transactions

On May 15, 2017, the Company completed the offer and sale of 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares, representing a total of 165,303,543 ordinary shares in aggregate with gross proceeds amounting to $1,163,186, with offering expenses of $3,686 for the offering being reimbursed by a subsidiary of Crown as described below (the “Offering”). The Offering was made as follows: i) 15,769,248 ADSs (equivalent to 47,307,744 ordinary shares) to the underwriters for resale in an underwritten public offering; ii) 81,995,799 ordinary shares to the underwriters which they used to satisfy the return obligations of their respective affiliates for ADSs borrowed by such affiliates representing 81,995,799 ordinary shares from Melco Leisure and Entertainment Group Limited, the single largest shareholder of the Company which is wholly owned by Melco International, in conjunction with the termination and hedge unwind of certain cash-settled swap transactions entered into in December 2016; and iii) 12,000,000 additional ADSs purchased by one of the underwriters. The Company repurchased 165,303,544 ordinary shares from a subsidiary of Crown concurrently with the Offering at an aggregate price of $1,163,186 which was partially settled by the net proceeds of $1,159,500 from the Offering and the remaining amount of $3,686 being reimbursed by a subsidiary of Crown and not reflected in the transaction costs as described above. Following the completion of this share repurchase, the 165,303,544 repurchased shares were cancelled.

On May 9, 2016, the Company completed a repurchase of 155,000,000 of its ordinary shares (equivalent to 51,666,666 ADSs) from a subsidiary of Crown for an aggregate purchase price of $800,839, at an average market price of $15.50 per ADS or $5.1667 per share. The total cost for these repurchased shares, which

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	CAPITAL STRUCTURE - continued

comprised the purchase price and all incidental expenses, amounted to $803,171 was recorded as treasury shares and following the completion of this share repurchase, the 155,000,000 repurchased shares were cancelled.

Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depositary bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who are awardees under the 2011 Share Incentive Plan as described in Note 16 and held by a trustee until the termination of the trust in April 2016 as described below, to facilitate the future vesting of restricted shares in selected directors, employees and consultants under the 2011 Share Incentive Plan; and iii) the shares repurchased by the Company under the 2015 Stock Repurchase Program and 2014 Stock Repurchase Program (as described below) pending for retirement.

New Shares Issued by the Company

During the years ended December 31, 2017, 2016 and 2015, the Company issued 2,504,721, nil and 940,419 ordinary shares to its depositary bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 950,320, 303,318 and 136,809 of these ordinary shares upon vesting of restricted shares; and 3,363,159, 1,789,929 and 1,368,747 of these ordinary shares upon exercise of share options during the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017 and 2016, the Company had balances of 9,015,012 and 10,823,770 newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options, respectively.

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

During the year ended December 31, 2016, no ordinary shares were purchased under a trust arrangement, while the remaining 18,213 ordinary shares previously purchased under a trust arrangement were transferred back to the Company upon the termination of the trust and delivered to directors and eligible employees upon the vesting of restricted shares. During the year ended December 31, 2015, no ordinary shares were purchased under a trust arrangement, while 466,203 ordinary shares purchased under a trust arrangement were delivered to directors and eligible employees to satisfy the vesting of restricted shares.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	CAPITAL STRUCTURE - continued

Treasury Shares - continued

Shares Repurchased for Retirement - continued

from time to time. The 2014 Stock Repurchase Program expired following the 2015 share repurchase mandate granted by the shareholders at the annual general meeting of the Company held on May 20, 2015 (as describe below).

On May 20, 2015, the Board of Directors of the Company authorized the repurchase of the Company’s ADSs of up to an aggregate of $500,000 under a stock repurchase program (the “2015 Stock Repurchase Program”) for shares retirement. Under the 2015 Stock Repurchase Program, the Company was authorized to repurchase ADSs from the open market at the price ranges determined by the Company’s management from time to time. Upon the conclusion of the annual general meeting of the Company held on May 18, 2016, the 2015 Stock Repurchase Program expired.

During the year ended December 31, 2016, no ordinary share was repurchased and retired under the 2015 Stock Repurchase Program. During the year ended December 31, 2015, no ordinary share was repurchased under the 2015 Stock Repurchase Program and the 2014 Stock Repurchase Program, while 3,717,816 ordinary shares repurchased under the 2014 Stock Repurchase Program were retired. As of December 31, 2016, there was no outstanding repurchased ordinary shares pending for future retirement.

As of December 31, 2017 and 2016, the Company had 1,478,429,243 and 1,475,924,523 issued ordinary shares, and 9,015,012 and 10,823,770 treasury shares, with 1,469,414,231 and 1,465,100,753 ordinary shares outstanding, respectively.

On March 21, 2018, the Board of Directors of the Company authorized the repurchase of the Company’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period commenced from March 21, 2018 under a share repurchase program (the “2018 Share Repurchase Program”). Purchases under the 2018 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing and the amount of ordinary shares and/or ADSs purchased will be determined by the Company’s management based on its evaluation of market conditions, trading prices, applicable laws and other factors. The 2018 Share Repurchase Program may be suspended, modified or terminated by the Company at any time prior to its expiration.

15.	INCOME TAXES

Income (loss) before income tax consisted of:

	Year Ended December 31,
	2017	2016	2015
Macau operations	$562,140	$334,409	$277,764
Hong Kong operations	(26,111)	(10,511)	(54,778)
Philippines operations	36,035	(18,226)	(189,269)
Other jurisdictions’ operations	(256,781)	(230,576)	(93,494)

Income (loss) before income tax	$315,283	$75,096	$(59,777)

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

The income tax (credit) expense consisted of:

	Year Ended December 31,
	2017	2016	2015
Income tax expense - current:
Macau Complementary Tax	$13	$2,832	$408
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,795	2,795
Hong Kong Profits Tax	2,516	1,889	800
Income tax in other jurisdictions	54	36	283

Sub-total	4,942	7,552	4,286

(Over) under provision of income tax in prior years:
Macau Complementary Tax	(2,575)	(224)	(423)
Hong Kong Profits Tax	30	39	(14)
Income tax in other jurisdictions	(77)	(4)	(5)

Sub-total	(2,622)	(189)	(442)

Income tax (credit) expense - deferred:
Macau Complementary Tax	(3,020)	(1,074)	(3,351)
Hong Kong Profits Tax	245	(69)	32
Income tax in other jurisdictions	445	1,958	506

Sub-total	(2,330)	815	(2,813)

Total income tax (credit) expense	$(10)	$8,178	$1,031

A reconciliation of the income tax (credit) expense from income (loss) before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2017	2016	2015
Income (loss) before income tax	$315,283	$75,096	$(59,777)
Macau Complementary Tax rate	12%	12%	12%
Income tax expense (credit) at Macau Complementary Tax rate	37,834	9,012	(7,173)
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,795	2,795
Effect of different tax rates of subsidiaries operating in other jurisdictions	197	(5,823)	(37,422)
Over provision in prior years	(2,622)	(189)	(442)
Effect of income for which no income tax expense is payable	(12,526)	(1,960)	(1,850)
Effect of expenses for which no income tax benefit is receivable	44,142	30,475	18,824
Effect of profits generated by gaming operations exempted	(128,145)	(93,611)	(64,437)
Losses that cannot be carried forward	—	—	979
Change in valuation allowance	58,751	67,479	89,757

Income tax (credit) expense	$(10)	$8,178	$1,031

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, Philippine Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2017, 2016 and 2015.

Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 30% and the respective tax rate in other jurisdictions, on the estimated taxable income earned in or derived from Macau, Hong Kong, the Philippines and other jurisdictions, respectively, during the years ended December 31, 2017, 2016 and 2015, if applicable.

Melco Resorts Macau has been exempted from Macau Complementary Tax on profits generated by gaming operations from 2007 to 2011, and 2012 to 2016 pursuant to the approval notices issued by the Macau government in June 2007 and April 2011, respectively. Melco Resorts Macau continues to benefit from this exemption for another five years from 2017 to 2021 pursuant to the approval notice issued by the Macau government in September 2016. One of the Company’s subsidiaries in Macau has also been exempted from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau until 2016, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax pursuant to a notice issued by the Macau government in January 2015. Additionally, this subsidiary received an exemption for an additional five years from 2017 to 2021 pursuant to the approval notice issued by the Macau government in January 2017. The exemption coincides with Melco Resorts Macau’s exemption from Macau Complementary Tax. The non-gaming profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax. Melco Resorts Macau’s non-gaming profits also remain subject to Macau Complementary Tax and Melco Resorts Macau casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.

The casino operations of Melco Resorts Leisure, the operator of City of Dreams Manila, were previously subject to Philippine Corporate Income Tax in the Philippines at the rate of 30% based on Revenue Memorandum Circular (“RMC”) No. 33-2013 issued by the Bureau of Internal Revenue (“BIR”) in April 2013. On August 10, 2016, the Supreme Court of the Philippines (the “SC”) found in the case of Bloomberry Resorts and Hotels, Inc. vs. the BIR, G. R. No. 212530 (“Bloomberry Case”) that all contractees and licensees of the Philippine Amusement and Gaming Corporation (“PAGCOR”), should be exempt from tax, including Philippine Corporate Income Tax realized from the casino operations, upon payment of the 5% franchise tax. The BIR subsequently filed a Motion for Reconsideration (the “Motion”) of the said decision, which was denied by the SC with finality in its resolution dated November 28, 2016. Based on the SC decision, management believes that Melco Resorts Leisure’s gaming operations should be exempt from Philippine Corporate Income Tax, among other taxes, provided the license fees which are inclusive of the 5% franchise tax under the terms of the PAGCOR charter, are paid.

During the years ended December 31, 2017, 2016 and 2015, had the Group not received the income tax exemption on profits generated by gaming operations in Macau and the Philippines, the Group’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2017, 2016 and 2015 would have been reduced by $105,364, $81,230 and $64,437, and diluted earnings per share would have been reduced by $0.071, $0.053 and $0.040 per share, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

In January 2014, Melco Resorts Macau entered into an agreement with the Macau government that provided for an annual payment of MOP22,400,000 (equivalent to $2,795), effective retroactively from 2012 through 2016 coinciding with the 5-year tax holiday mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. In August 2017, Melco Resorts Macau received an extension of the agreement for an additional five years applicable to tax years 2017 through 2021. The extension agreement provides for an annual payment of MOP18,900,000 (equivalent to $2,359). Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year.

The effective tax rates for the years ended December 31, 2017, 2016 and 2015 was 0%, 10.9% and a credit rate of (1.7%), respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2017, 2016 and 2015.

The net deferred tax liabilities as of December 31, 2017 and 2016 consisted of the following:

	December 31,
	2017	2016
Deferred tax assets
Net operating losses carried forward	$155,380	$167,949
Depreciation and amortization	32,827	24,248
Deferred deductible expenses	1,052	2,454
Deferred rents	32,470	26,326
Others	9,051	9,949

Sub-total	230,780	230,926

Valuation allowances	(226,617)	(226,113)

Total deferred tax assets	4,163	4,813

Deferred tax liabilities
Land use rights	(49,258)	(50,645)
Intangible assets	(505)	(505)
Unrealized capital allowances	(1,834)	(3,374)
Others	(6,549)	(6,588)

Total deferred tax liabilities	(58,146)	(61,112)

Deferred tax liabilities, net	$(53,983)	$(56,299)

As of December 31, 2017 and 2016, valuation allowances of $226,617 and $226,113 were provided, respectively, as management believes that it is more likely than not that these deferred tax assets will not be realized. During the year ended December 31, 2017, certain subsidiaries of the Company incorporated in Macau (the “Incorporated Companies”) completed two mergers and merged with COD Resorts Limited and Altira Resorts Limited (the “Incorporating Companies”) (the “Mergers”). As a result of the Mergers, the adjusted operating tax losses for the Group were reduced by the tax losses of the Incorporated Companies,

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

amounting to $90,834, $90,039, $47,382 and $34,064 that would have expired in 2017, 2018, 2019 and 2020, respectively, during the year ended December 31, 2017 as such losses cannot be utilized. As of December 31, 2017, adjusted operating tax losses carry forward, amounting to $329,746, $247,216 and $239,169 will expire in 2018, 2019 and 2020, respectively. Adjusted operating tax losses carried forward of $123,512 expired during the year ended December 31, 2017.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries available for distribution to the Company of approximately $343,616 and $95,037 as at December 31, 2017 and 2016, respectively, are considered to be indefinitely reinvested and the amounts as of December 31, 2017 and 2016 exclude the undistributed earnings of Melco Resorts Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $41,432 and $11,603 as at December 31, 2017 and 2016, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there was no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2017 and 2016, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

The Company and its subsidiaries’ major tax jurisdictions are Hong Kong, Macau and the Philippines, income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Hong Kong, Macau and the Philippines until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau and the Philippines are 6 years, 5 years and 3 years, respectively.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Share Options

A summary of share options activity under the 2006 Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	9,913,794	$1.58

Outstanding as of January 19, 2017(i)	9,913,794	1.14
Exercised	(891,423)	1.13

Outstanding as of March 30, 2017	9,022,371	1.14

Outstanding as of March 31, 2017(i)	9,022,371	0.81
Exercised	(2,092,833)	0.88

Outstanding as of December 31, 2017	6,929,538	$0.80	1.77	$61,558

Fully vested as of December 31, 2017	6,929,538	$0.80	1.77	$61,558

Exercisable as of December 31, 2017	6,929,538	$0.80	1.77	$61,558

The following information is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Proceeds from the exercise of share options	$2,192	$3,036	$1,904

Intrinsic value of share options exercised	$18,004	$6,205	$5,152

As of December 31, 2017, there was no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Company adopted the 2011 Share Incentive Plan, effective on December 7, 2011, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Group and its affiliates. The maximum term of an award is 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2017, there were 73,676,357 ordinary shares available for grants of various share-based awards under the 2011 Share Incentive Plan.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options

During the years ended December 31, 2017 and 2016, the exercise prices for share options granted under the 2011 Share Incentive Plan were determined at the market closing prices of the Company’s ADS trading on the NASDAQ Global Select Market on the dates of grant. During the year ended December 31, 2015, the exercise price for share options granted under the 2011 Share Incentive Plan was determined at the higher of the closing price at the date of grant and the average closing price for the five trading dates preceding the date of grant of the Company’s ordinary shares trading on the Hong Kong Stock Exchange. These share options became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.

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

The fair values of share options granted under the 2011 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2017	2016	2015
Expected dividend yield	2.00%	1.00%	1.40%
Expected stock price volatility	47.94%	46.08%	57.86%
Risk-free interest rate	2.09%	1.47%	1.59%
Expected term (years)	6.1	5.6	6.1

On March 18, 2016, the Board of Directors of the Company approved a modification to lower the exercise prices and extend the vesting periods of certain outstanding underwater share options held by active employees as of March 18, 2016. Share options eligible for modification were those that were granted during the years ended December 31, 2015, 2014 and 2013 under the 2011 Share Incentive Plan, including those unvested, or vested but not exercised. The total of 4,572,234 eligible share options were modified with an exercise price of $17.27 per ADS or $5.7567 per share, which was the closing price of the Company’s ADS trading on the NASDAQ Global Select Market on the date of modification. The vesting period for the relevant share options (including certain vested share options) was extended as part of the modification. The number of the Company’s ordinary share subject to the modified share options and the expiration dates of such modified share options will remain the same as the original share options. A total incremental share-based compensation expense resulting from the modification was approximately $689, representing the excess of the fair value of the modified share options, using Black-Scholes valuation model, over the fair value of the share options immediately before its modification. The incremental share-based compensation expense and the unrecognized compensation costs remaining from the original share options are being recognized on a straight-line basis over a new vesting period of three years from the date of modification. The significant weighted average assumptions used to determine the fair value of the modified share options

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

includes expected dividend of 1%, expected stock price volatility of 45.8%, risk-free interest rate of 1.31% and expected term of 5.6 years.

A summary of share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	10,852,351	$5.61
Forfeited or expired	(8,682)	5.76

Outstanding as of January 18, 2017	10,843,669	5.61

Outstanding as of January 19, 2017(i)	10,843,669	5.17
Granted	5,257,389	6.16
Exercised	(379,299)	4.26
Forfeited or expired	(347,811)	5.32

Outstanding as of March 30, 2017	15,373,948	5.52

Outstanding as of March 31, 2017(i)	15,373,948	5.50
Granted	123,153	7.39
Exercised	(147,912)	3.93
Forfeited or expired	(1,902,678)	5.40

Outstanding as of December 31, 2017	13,446,511	$5.55	7.93	$55,528

Fully vested and expected to vest as of December 31, 2017	13,446,511	$5.55	7.93	$55,528

Exercisable as of December 31, 2017	920,556	$3.93	4.24	$5,296

Notes

(i)	The exercise prices of all outstanding share options under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan as of January 19, 2017 have been reduced by approximately $0.4404 per share as a result of the declaration of a special dividend in January 2017. The exercise prices of all outstanding share options under the 2006 Share Incentive Plan and certain share options under the 2011 Share Incentive Plan as of March 31, 2017 have been reduced by approximately $0.3293 per share reflecting the effect of the prior special dividend. The adjustments to the option exercise prices were made as required by the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. Such adjustments are accounted for as modification of the affected share options requiring a comparison of the fair values of the modified share options with the respective fair values of the original share options immediately before the modification under the applicable accounting standards and the associated incremental compensation cost is not significant.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value (excluding options granted under modification)	$2.45	$2.29	$3.45

Proceeds from the exercise of share options	$2,195	$218	$511

Intrinsic value of share options exercised	$1,246	$28	$98

As of December 31, 2017, there was $15,982 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.83 years.

Restricted Shares

During the years ended December 31, 2017, 2016 and 2015, the grant date fair values for restricted shares granted under the 2011 Share Incentive Plan, with vesting periods of two to three years, were determined with reference to the market closing prices of the Company’s ADS trading on the NASDAQ Global Select Market on the dates of grant.

A summary of restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2017	4,891,097	$6.91
Granted	2,550,606	6.30
Vested	(950,320)	9.72
Forfeited	(626,495)	6.46

Unvested as of December 31, 2017	5,864,888	$6.24

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value	$6.30	$5.74	$7.24

Grant date fair value of restricted shares vested	$9,236	$2,751	$3,809

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

As of December 31, 2017, there was $17,819 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 1.82 years.

MRP Share Incentive Plan

MRP adopted a share incentive plan (the “MRP Share Incentive Plan”), effective on June 24, 2013, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase MRP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MRP and its subsidiaries, and the Group and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MRP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MRP from time to time over 10 years. As of December 31, 2017, there were 154,430,056 MRP common shares available for grants of various share-based awards under the MRP Share Incentive Plan.

Share Options

During the years ended December 31, 2017 and 2015, the exercise prices for share options granted under the MRP Share Incentive Plan were determined with reference to the market closing prices of MRP common shares on the dates of grant. There were no share options granted under the MRP Share Incentive Plan during the year ended December 31, 2016. These share options generally became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.

MRP uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of MRP common shares trading on the PSE and a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical of expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine government bond yield at the time of grant for the period equal to the expected term.

The fair values of share options granted under the MRP Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2017	2015
Expected dividend yield	—	—
Expected stock price volatility	45.00%	45.00%
Risk-free interest rate	4.47%	4.08%
Expected term (years)	5.9	5.4

On August 2, 2016, the board of MRP approved a proposal to allow for an option exchange program, designed to provide the eligible personnel an opportunity to exchange certain outstanding underwater share options for new restricted shares to be granted (the “Option Exchange Program”). Share options eligible for exchange were those that were granted during the years ended December 31, 2013 and 2014 under the MRP Share Incentive Plan,

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued

Share Options - continued

including those unvested, or vested but not exercised. The acquiescence of the Philippine SEC on the Option Exchange Program was obtained by MRP on September 30, 2016. The exchange was subject to the eligible personnel’s consent and became effective on October 21, 2016, which was the deadline for acceptance of the exchange by the eligible personnel. A total of 96,593,629 eligible share options were tendered by eligible personnel, representing 99.2% of the total share options eligible for exchange. MRP granted an aggregate of 43,700,116 new restricted shares in exchange for the eligible share options surrendered. The new restricted shares have vesting periods of 3 years. A total incremental share-based compensation expense resulting from the Option Exchange Program was approximately $883, representing the excess of the fair value of the new restricted shares over the fair value of the surrendered share options immediately before the exchange. The fair value of the new restricted shares is determined with reference to the market closing price of the MRP common shares at the effective date of the exchange. The incremental share-based compensation expense and unrecognized compensation costs remaining from the surrendered share options as a result of the exchange are being recognized on a straight-line basis over the new vesting period.

A summary of share options activity under the MRP Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2017	12,374,710	$0.11
Granted	7,143,469	0.17
Exercised	(1,040,485)	0.17
Forfeited or expired	(3,410,501)	0.17

Outstanding as of December 31, 2017	15,067,193	$0.12	8.47	$595

Fully vested and expected to vest as of December 31, 2017	15,067,193	$0.12	8.47	$595

Exercisable as of December 31, 2017	4,525,458	$0.09	7.29	$270

The following information is provided for share options under the MRP Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value	$0.08	$—	$0.03

Proceeds from the exercise of share options	$173	$—	$—

Intrinsic value of share options exercised	$6	$—	$—

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued

Share Options - continued

As of December 31, 2017, there was $547 unrecognized compensation costs related to share options under the MRP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.27 years.

Restricted Shares

During the years ended December 31, 2017 and 2015, the grant date fair values for restricted shares granted under the MRP Share Incentive Plan, with vesting periods of two to three years, were determined with reference to the market closing prices of MRP common shares on the dates of grant. There were no restricted shares granted under the MRP Share Incentive Plan during the year ended December 31, 2016.

A summary of restricted shares activity under the MRP Share Incentive Plan for the year ended December 31, 2017, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2017	49,255,708	$0.09
Granted	7,298,372	0.16
Vested	(2,826,644)	0.16
Forfeited	(5,081,073)	0.09

Unvested as of December 31, 2017	48,646,363	$0.10

The following information is provided for restricted shares under the MRP Share Incentive Plan:

	Year Ended December 31,
	2017	2016	2015
Weighted average grant date fair value	$0.16	$—	$0.08

Grant date fair value of restricted shares vested	$454	$3,280	$6,989

As of December 31, 2017, there was $1,632 unrecognized compensation costs related to restricted shares under the MRP Share Incentive Plan and the costs were expected to be recognized over a weighted average period of 2.10 years.

The share-based compensation cost for the Group was recognized as follows:

	Year Ended December 31,
	2017	2016	2015
Share-based compensation cost:
2011 Share Incentive Plan	$16,789	$16,399	$13,734
MRP Share Incentive Plan	516	2,088	7,093

Total share-based compensation expenses recognized in general and administrative expenses	$17,305	$18,487	$20,827

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	EMPLOYEE BENEFIT PLANS

The Group has obligations to make the required contributions with respect to the below defined contribution retirement benefits schemes.

The Group operates defined contribution fund scheme, which allows eligible employees to participate in a defined contribution plan (the “Defined Contribution Fund Scheme”). The Group either contributes a fixed percentage of the eligible employees’ base salaries, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of base salaries to the Defined Contribution Fund Scheme. The Group’s contributions to the Defined Contribution Fund Scheme are vested with employees in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Defined Contribution Fund Scheme was established under trust with the fund assets being held separately from those of the Group by independent trustees.

Employees employed by the Group in Macau and the Philippines are members of government-managed social security fund scheme (the “Social Security Fund Scheme”), which is operated by the respective government. The Group is required to pay a monthly fixed contribution or certain percentage of the employees’ relevant income and met the minimum mandatory requirements of the respective Social Security Fund Scheme to fund the benefits.

During the years ended December 31, 2017, 2016 and 2015, the Group’s contributions into the defined contribution retirement benefits schemes were $21,853, $16,105 and $18,295, respectively.

18.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2017 and 2016, the aggregate balance of the reserves amounted to $31,209 and $31,202, respectively.

The Group’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes, credit facility agreements and other associated agreements, details of which are disclosed in Note 11 under each of the respective borrowings.

19.	DIVIDENDS

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	DIVIDENDS - continued

Company’s capacity to pay from accumulated and future earnings, cash availability and future commitments (the “2017 Dividend Policy”), effective from the fourth quarter of 2016. On February 8, 2018, the Company’s Board of Directors amended the 2017 Dividend Policy to one targeting a quarterly cash dividend payment of $0.045 per ordinary share of the Company, subject to the Company’s capacity to pay from accumulated and future earnings, cash availability and future commitments (the “2018 Dividend Policy”), effective from the fourth quarter of 2017.

On February 10, 2017, the Company paid a special dividend of $0.4404 per share and recorded $645,230 as a distribution against retained earnings.

On March 15, 2017, May 31, 2017, August 23, 2017 and November 30, 2017, the Company paid quarterly dividends of $0.03, $0.03, $0.03 and $0.03 per share, respectively, and recorded $88,063 and $88,035 as distributions against additional paid-in capital and retained earnings, respectively.

The total amount of special and quarterly dividends of $821,328 were paid during the year ended December 31, 2017.

On March 16, 2016, the Company paid a special dividend of $0.2146 per share and recorded $108,639 and $238,586 as a distribution against additional paid-in capital and retained earnings, respectively.

On May 31, 2016, August 31, 2016 and November 30, 2016, the Company paid quarterly dividends of $0.0073, $0.0063 and $0.0126 per share, respectively, and recorded $38,344 as distributions against retained earnings.

The total amount of special and quarterly dividends of $385,569 were paid during the year ended December 31, 2016.

On March 16, 2015, June 5, 2015, September 4, 2015 and December 4, 2015, the Company paid quarterly dividends of $0.0171, $0.0112, $0.0045 and $0.0061 per share, respectively. During the year ended December 31, 2015, the Company recorded $62,850 as distributions against retained earnings.

On February 8, 2018, a quarterly dividend of $0.045 per share has been declared by the Board of Directors of the Company under the 2018 Dividend Policy and was paid to the shareholders of record as of February 20, 2018.

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

(a)	Regular License

As of March 13, 2013, PAGCOR allowed the inclusion of, amongst others, Melco Resorts Leisure as a co-licensee, as well as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees including SM Investments Corporation (“SMIC”), PremiumLeisure and Amusement, Inc. (“PLAI”) and Belle under the provisional license (the “Provisional License”) in their dealings with PAGCOR. SMIC, PLAI and Belle are collectively referred to as the “Philippine Parties”. As a result, MPHIL Holdings No.1 Corporation (formerly known as MCE Holdings (Philippines) Corporation), a subsidiary of MRP, and its subsidiaries including Melco Resorts Leisure (collectively the “MPHIL Holdings Group”) and the Philippine Parties together became co-licensees (the “Licensees”) under the Provisional License granted by PAGCOR for the establishment and operation of City of Dreams Manila.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(a)	Regular License - continued

On January 30, 2015, Melco Resorts Leisure applied to PAGCOR for the issuance of the regular casino gaming license (the “Regular License”) for City of Dreams Manila as the Licensees satisfied the investment commitment under the terms of the Provisional License.

PAGCOR issued the Regular License dated April 29, 2015, as amended, in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. The Regular License has the same terms and conditions as the Provisional License, and is valid until July 11, 2033.

Further details of the terms and commitments under the Regular License are included in Note 21(c).

(b)	Cooperation Agreement

On March 13, 2013, a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which were entered on October 25, 2012 among MPHIL Holdings Group, SMIC and certain of its subsidiaries (collectively the “SM Group”), Belle and PLAI became effective upon completion of the closing arrangement conditions, with minor changes to the original terms (except for certain provisions which were effective on signing).

The Cooperation Agreement governs the relationship and the rights and obligations of the Licensees. Under the Cooperation Agreement, Melco Resorts Leisure has been designated as the operator to operate City of Dreams Manila and appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and the operation and management of City of Dreams Manila until the expiry of the Regular License (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). Further details of the commitments under the Cooperation Agreement are included in Note 21(c).

(c)	Operating Agreement

On March 13, 2013, the Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by Melco Resorts Leisure. The Operating Agreement was effective on March 13, 2013 and ends on the date of expiry of the Regular License (as that Regular License is extended, restored or renewed) (currently expected to be on July 11, 2033 or, unless terminated earlier in accordance with the terms of the Operating Agreement). Under the Operating Agreement, Melco Resorts Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the management and operation of City of Dreams Manila (including the casino and gaming operations, hotel and retail components and all other activities necessary, desirable or incidental for the management and operation of City of Dreams Manila). The Operating Agreement also included terms of certain payments to PLAI upon commencement of operations of City of Dreams Manila in December 2014, in particular, PLAI has the right to receive monthly payments from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila and was included in “Payments to the Philippine Parties” in the consolidated statements of operations, and Melco Resorts Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MRP Lease Agreement

The MRP Lease Agreement entered into between Melco Resorts Leisure and Belle, which has been subsequently amended from time to time, became effective on March 13, 2013. Under the MRP Lease

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(d)	MRP Lease Agreement - continued

Agreement, Belle agreed to lease to Melco Resorts Leisure the land and certain of the building structures for City of Dreams Manila. The lease continues until termination of the Operating Agreement (currently expected to be on July 11, 2033 or unless terminated earlier in accordance with its terms). The leased property is used by Melco Resorts Leisure and any of its affiliates exclusively as a hotel, casino and resort complex with retail, entertainment, convention, exhibition, food and beverages services as well as other activities ancillary, related or incidental to the operation of any of the preceding uses.

21.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2017, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for City of Dreams totaling $138,031.

(b)	Lease Commitments and Other Arrangements

Operating Leases – As a Lessee

The Group leased a portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating leases and right to use agreements that expire at various dates through July 2033. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2017, 2016 and 2015, the Group incurred rental and right to use expenses amounting to $45,783, $37,349 and $39,667, respectively, which consisted of minimum rental and right to use expenses of $30,532, $32,228 and $32,864 and contingent rental and right to use expenses of $15,251, $5,121 and $6,803, respectively.

As of December 31, 2017, future minimum lease payments under non-cancellable operating leases and right to use agreements were as follows:

Year ending December 31,
2018	$26,676
2019	26,051
2020	17,946
2021	16,592
2022	11,358
Over 2022	50,929

$149,552

As Grantor of Operating Leases and Right to Use Arrangement

The Group entered into non-cancellable operating leases and right to use agreements mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through May 2026. Certain of the operating leases and right to use agreements include minimum base fees with escalated contingent fee clauses. During the years ended December 31, 2017, 2016 and 2015, the Group earned contingent fees of $27,457, $23,461 and $12,898, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Lease Commitments and Other Arrangements - continued

As Grantor of Operating Leases and Right to Use Arrangement - continued

As of December 31, 2017, future minimum fees to be received under non-cancellable operating leases and right to use agreements were as follows:

Year ending December 31,
2018	$54,611
2019	53,065
2020	46,720
2021	37,390
2022	35,564
Over 2022	135,224

$362,574

The total future minimum fees do not include the escalated contingent fee clauses.

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of $3,744 (MOP30,000,000).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	$37 (MOP300,000) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kind of games or to certain players;

•	$19 (MOP150,000) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kind of games or to certain players; and

•	$0.1 (MOP1,000) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)	A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)	Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in a maximum amount of $37,437 (MOP300,000,000) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 21(c)(v) above, a sum of 1.75% of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.

MELCO RESORTS & ENTERTAINMENT LIMITED

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

Altira Macau

On December 18, 2013, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. According to the revised land amendment, the government land use fees were $186 per annum. As of December 31, 2017, the Group’s total commitment for government land use fees for Altira Macau site to be paid during the remaining term of the land concession contract which expires in March 2031 was $2,446.

City of Dreams

On January 29, 2014, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located. The amendment required an additional land premium of approximately $23,344, which was fully paid in January 2016. According to the revised land amendment, the government land use fees were $1,185 per annum during the development period of additional hotel at City of Dreams; and $1,235 per annum after the completion of the development. In January 2018, the Macau government granted an extension of the development period under the land concession contract for Cotai Land to June 11, 2018. As of December 31, 2017, the Group’s total commitment for government land use fees for City of Dreams site to be paid during the remaining term of the land concession contract which expires in August 2033 was $19,228.

Studio City

On September 23, 2015, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located. Such amendment reflected the change to build a five-star hotel to a four-star hotel. According to the revised land amendment, the government land use fees were $490 per annum during the development period of Studio City; and $1,131 per annum after the development period. In February 2018, the Macau government granted an extension of the development period under the land concession contract for Studio City Land to July 24, 2021. As of December 31, 2017, the Group’s total commitment for government land use fees for Studio City site to be paid during the remaining term of the land concession contract which expires in October 2026 was $9,203.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Regular License

PAGCOR issued the Regular License dated April 29, 2015 in replacement of the Provisional License to the Licensees for the operation of City of Dreams Manila. Other commitments required by PAGCOR under the Regular License included as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,003) to ensure prompt and punctual remittance/payment of all license fees.

•	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operation. The license fees are inclusive of the 5% franchise tax under the terms of the PAGCOR charter.

For taxable periods prior to April 1, 2014, under the terms of the Regular License, PAGCOR and the Licensees agreed the license fees that are paid to PAGCOR by the Licensees are in lieu of all taxes with reference to the income component of the gross gaming revenues. In May 2014, PAGCOR temporarily allowed the Licensees to reallocate 10% of the license fees for payment of Philippine Corporate Income Tax effective from April 1, 2014. The said reallocation of 10% of the license fees was required to be used for subsidizing the payment of Philippine Corporate Income Tax and any portion not used for such payment must be paid to PAGCOR as an annual true-up payment (as defined). This adjustment was to address the additional exposure to Philippine Corporate Income Tax on the Licensees brought by the BIR RMC No. 33-2013 in April 2013. The 10% license fee adjustment was a temporary measure to address the unilateral BIR action and was not intended to modify, amend or revise the Regular License. PAGCOR and the Licensees agreed to revert to the original license fee structure under the Regular License, in the event BIR action to collect Philippine Corporate Income Tax from PAGCOR licensees was permanently restrained, corrected or withdrawn by order of BIR or the courts or under a new law. PAGCOR and the Licensees also agreed that the 10% license fee adjustment was not an admission of the validity of BIR RMC No. 33-2013 and it was not a waiver of any of the remedies against any assessments by BIR for Philippine Corporate Income Tax on the gaming revenue of the Licensees in the Philippines. On August 10, 2016, the SC found in the Bloomberry Case that all contractees and licensees of PAGCOR, should be exempt from tax, including Philippine Corporate Income Tax realized from the casino operations, upon payment of the 5% franchise tax. On August 15, 2016, PAGCOR discontinued the 10% license fee adjustment. The BIR subsequently filed the Motion of the said decision, which was denied by the SC with finality in a resolution dated November 28, 2016.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Regular License - continued

•	Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provision of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt or insolvent; and (d) if the debt-to-equity ratio is more than 70:30. As of December 31, 2017 and 2016, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity ratio under definition as agreed with PAGCOR.

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Regular License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any loss suffered or incurred by that Licensees arising out of, or in connection with, any breach by the indemnifying Licensee of the Regular License. Also, each of the Philippine Parties and MPHIL Holdings Group agree to indemnify the non-breaching party for any losses suffered or incurred as a result of a breach of any warranty.

(d)	Guarantees

Except as disclosed in Note 11, the Group has made the following significant guarantees as of December 31, 2017:

•	Melco Resorts Macau has issued a promissory note (“Livrança”) of $68,635 (MOP550,000,000) to a bank in respect of the bank guarantee issued to the Macau government under gaming subconcession to the consolidated financial statements.

•	The Company has entered into two deeds of guarantee with third parties amounting to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•	In October 2013, one of the Company’s subsidiaries entered into a trade credit facility agreement of HK$200,000,000 (equivalent to $25,707) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility matured on August 31, 2017, was further extended to August 31, 2019, and is guaranteed by Studio City Company. As of December 31, 2017, approximately $643 of the Trade Credit Facility had been utilized.

•	Melco Resorts Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,003) to a bank in respect of the surety bond issued to PAGCOR as disclosed in Note 21(c) under Regular License.

(e)	Litigation

As of December 31, 2017, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Group’s consolidated financial statements as a whole.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2017, 2016 and 2015, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2017	2016	2015

Transactions with affiliated companies

Melco International and its subsidiaries	Management fee expenses(1)	$1,787	$1,191	$1,177
	Purchase of property and equipment	—	315	7,758
	Other service fee income	2,749	1,221	1,609

A subsidiary of MECOM Power and Construction Limited (“MECOM”)(2)	Construction and renovation works performed and recognized as property and equipment	35,510	—	—
	Consultancy fee expense	2,228	—	—

Notes

(1)	Management fee expenses mainly included the Company’s reimbursement to Melco International’s subsidiary for service fees incurred on its behalf for the operation of the office of the Company’s Chief Executive Officer.
(2)	A company in which Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has shareholding of approximately 20% in MECOM.

(a)	Amounts Due from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2017 and 2016 are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2017	2016
Melco International and its subsidiaries	$2,367	$1,012
Others	10	1
Crown and its subsidiary	—	90

	$2,377	$1,103

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	RELATED PARTY TRANSACTIONS - continued

(b)	Amounts Due to Affiliated Companies

The current portion of amounts due to affiliated companies mainly arising from construction and renovation works performed, operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2017 and 2016, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2017	2016
MECOM’s subsidiaries	$14,675	$—
Melco International and its subsidiaries	1,293	88
Others	822	877
Crown’s subsidiary and associated company	—	2,063

	$16,790	$3,028

The non-current portion of amount due to an affiliated company arising from construction costs retention payable as of December 31, 2017 is unsecured and non-interest bearing. No part of the amount will be repayable within the next twelve months from the balance sheet date and, accordingly, the amount is shown as a non-current liability in the consolidated balance sheet.

23.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The chief operating decision maker monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City, which commenced operations on October 27, 2015, and City of Dreams Manila. Taipa Square Casino is included within Corporate and Other.

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2017	2016	2015
Macau:
Mocha Clubs	$121,980	$135,707	$145,631
Altira Macau	427,668	473,731	496,455
City of Dreams	3,453,135	3,193,895	3,183,460
Studio City	3,475,321	3,466,291	3,769,284

Sub-total	7,478,104	7,269,624	7,594,830

The Philippines:
City of Dreams Manila	682,204	825,247	941,926

Corporate and Other	734,748	1,245,470	1,725,553

Total consolidated assets	$8,895,056	$9,340,341	$10,262,309

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

Capital Expenditures
	Year Ended December 31,
	2017	2016	2015
Macau:
Mocha Clubs	$4,690	$7,763	$6,446
Altira Macau	5,776	3,031	18,404
City of Dreams	467,780	359,258	331,503
Studio City	37,174	62,754	968,696

Sub-total	515,420	432,806	1,325,049

The Philippines:
City of Dreams Manila	13,571	3,621	98,884

Corporate and Other	30,051	1,485	31,909

Total capital expenditures	$559,042	$437,912	$1,455,842

The Group’s segment information and reconciliation to net income attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2017	2016	2015
NET REVENUES
Macau:
Mocha Clubs	$121,250	$120,491	$136,217
Altira Macau	446,132	439,127	574,848
City of Dreams	2,666,309	2,590,824	2,794,673
Studio City	1,363,405	838,179	125,303

Sub-total	4,597,096	3,988,621	3,631,041

The Philippines:
City of Dreams Manila	649,276	491,235	300,409

Corporate and Other	38,451	39,540	43,350

Total net revenues	$5,284,823	$4,519,396	$3,974,800

ADJUSTED PROPERTY EBITDA(1)
Macau:
Mocha Clubs	$26,639	$23,789	$30,259
Altira Macau	20,671	5,116	36,261
City of Dreams	804,872	742,291	798,504
Studio City	335,568	155,985	11,594

Sub-total	1,187,750	927,181	876,618
The Philippines:
City of Dreams Manila	235,019	160,336	55,366

Total adjusted property EBITDA	$1,422,769	$1,087,517	$931,984

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2017	2016	2015
OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	$(51,661)	$(34,403)	$(16,547)
Pre-opening costs	(2,274)	(3,883)	(168,172)
Development costs	(31,115)	(95)	(110)
Amortization of gaming subconcession	(57,237)	(57,237)	(57,237)
Amortization of land use rights	(22,817)	(22,816)	(54,056)
Depreciation and amortization	(460,521)	(472,219)	(359,341)
Land rent to Belle	(3,143)	(3,327)	(3,476)
Share-based compensation	(17,305)	(18,487)	(20,827)
Property charges and other	(31,616)	(5,298)	(38,068)
Net gain on disposal of property and equipment to Belle	—	8,134	—
Corporate and Other expenses	(137,468)	(114,770)	(115,735)

Total operating costs and expenses	(815,157)	(724,401)	(833,569)

OPERATING INCOME	607,612	363,116	98,415

NON-OPERATING INCOME (EXPENSES)
Interest income	3,579	5,951	13,900
Interest expenses, net of capitalized interest	(229,582)	(223,567)	(118,330)
Amortization of deferred financing costs	(26,182)	(48,345)	(38,511)
Loan commitment and other finance fees	(6,079)	(7,451)	(7,328)
Foreign exchange gains (losses), net	12,783	7,356	(2,156)
Other income, net	5,282	3,572	2,317
Loss on extinguishment of debt	(49,337)	(17,435)	(481)
Costs associated with debt modification	(2,793)	(8,101)	(7,603)

Total non-operating expenses, net	(292,329)	(288,020)	(158,192)

INCOME (LOSS) BEFORE INCOME TAX	315,283	75,096	(59,777)
INCOME TAX CREDIT (EXPENSE)	10	(8,178)	(1,031)

NET INCOME (LOSS)	315,293	66,918	(60,808)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	31,709	108,988	166,555

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$347,002	$175,906	$105,747

Note

(1)	“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle, net gain on disposal of property and equipment to Belle, Corporate and Other expenses, and other non-operating income and expenses. The chief operating decision maker uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2017	2016	2015
Macau	$6,389,846	$6,330,624	$6,355,934
The Philippines	458,242	533,477	691,729
Hong Kong and other foreign countries	12,389	1,493	2,390

Total long-lived assets	$6,860,477	$6,865,594	$7,050,053

24.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES

On November 23, 2015, the Company through MCO (Philippines) Investments Limited (formerly known as MCE (Philippines) Investments Limited) (“MCO Investments”), subscribed for 693,500,000 common shares of MRP at a total consideration of PHP2,704,650,000 (equivalent to $57,681 based on the exchange rate on the transaction date), which increased the Company’s shareholding in MRP and the Group recognized a decrease of $7,368 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MRP.

During the year ended December 31, 2016, the Company through MCO Investments, purchased 50,263,000 common shares of MRP at a total consideration of PHP123,307,331 (equivalent to $2,614 based on the exchange rate on the transaction date) from the open market, which increased the Company’s shareholding in MRP and the Group recognized a decrease of $761 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MRP.

During the year ended December 31, 2017, 1,040,485 share options under the MRP Share Incentive Plan were exercised, which decreased the Company’s shareholding in MRP and the Group recognized an increase of $96 in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MRP.

During the years ended December 31, 2017, 2016 and 2015, 2,826,644, 19,541,800 and 38,375,178 restricted shares under the MRP Share Incentive Plan were vested, which decreased the Company’s shareholding in MRP and the Group recognized a decrease of $67, $543 and $1,740, respectively, in the Company’s additional paid-in capital which reflects the adjustment to the carrying amount of the noncontrolling interest of MRP.

During the year ended December 31, 2017, the total transfers from noncontrolling interests amounted to $29, and during the years ended December 31, 2016 and 2015, the total transfers to noncontrolling interests amounted to $1,304 and $9,108, respectively, in relation to transactions as described above. The Group retains its controlling financial interests in MRP before and after the above transactions.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	CHANGE IN SHAREHOLDING OF THE PHILIPPINE SUBSIDIARIES - continued

The schedule below discloses the effects of changes in the Company’s ownership interest in MRP on the Company’s equity:

	Year Ended December 31,
	2017	2016	2015
Net income attributable to Melco Resorts & Entertainment Limited	$347,002	$175,906	$105,747
Transfers (to) from noncontrolling interests:
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from purchases of common shares of MRP from the open market	—	(761)	—
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from subscription of common shares of MRP	—	—	(7,368)
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from the vesting of restricted shares under the MRP Share Incentive Plan	(67)	(543)	(1,740)
Increase in Melco Resorts & Entertainment Limited additional paid-in capital resulting from the exercise of share options under the MRP Share Incentive Plan	96	—	—

Changes from net income attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$347,031	$174,602	$96,639