Form 20-F
period 2018-12-31
Melco Resorts & Entertainment LTD
filed 2019-03-29
CIK 1381640

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

1,482,999,434 ordinary shares outstanding as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

•

“2012 Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•

“2012 Studio City Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2012 Studio City Notes commenced in January 2019 and which expired in February 2019;

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

•

“2015 Private Placement” refers to the placing of 693,500,000 MRP Shares by MRP to MCO Investments, our subsidiary, in November 2015, at a subscription price of PHP3.90 per share, which increased the Company’s equity interest in MRP from 68.3% to 72.2% upon the completion of the placement;

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

•	“2019 Studio City Notes” refers to the US$600.0 million aggregate principal amount of 7.25% senior notes due 2024 issued by Studio City Finance on February 11, 2019;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$128,000) term loan facility;

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

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

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

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Crown Asia Investments” refers to Crown Asia Investments Pty, Ltd.;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Hyatt Regency” refers to the hotel development located in City of Dreams Manila which was recently rebranded as Hyatt Regency, City of Dreams Manila, from Hyatt City of Dreams Manila;

•	“LIBOR” refers to the London Interbank Offered Rate;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•	“MCE Transportation” refers to our subsidiary, MCE Transportation Limited, a company incorporated under the laws of the British Virgin Islands;

•	“MCO Investments” refers to our subsidiary, MCO (Philippines) Investments Limited, a company incorporated under the laws of the British Virgin Islands;

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

•

“MRP” refers to our subsidiary, Melco Resorts and Entertainment (Philippines) Corporation (formerly known as Melco Crown (Philippines) Resorts Corporation), the shares of which are listed on the Philippine Stock Exchange but as to which trading has been suspended since December 10, 2018 due to MRP’s public ownership having fallen below the minimum requirement of the Philippine Stock Exchange;

•	“MRP Share(s)” refers to the common shares of MRP of par value PHP1.00 per share;

•

“MRP Tender Offer” refers to the voluntary tender offer conducted by MCO Investments pursuant to which the acquisition of a total of 1,338,477,668 MRP Shares by MCO Investments from other minority shareholders of MRP was completed on December 13, 2018;

•	“Nobu Manila” refers to the hotel development located in City of Dreams Manila branded as Nobu Hotel Manila;

•	“Nüwa Manila” refers to the hotel development located in City of Dreams Manila branded as Nüwa Hotel Manila, formerly branded as the Crown Towers hotel;

•	“our subconcession” and “our gaming subconcession” refers to the Macau gaming subconcession held by Melco Resorts Macau;

•

“PAGCOR” refers to the Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;

•	“PAGCOR Charter” refers to the Presidential Decree No. 1869, of the Philippines;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“Philippine Cooperation Agreement” refers to the cooperation agreement (as amended) entered into between the Philippine Parties and the Melco Philippine Parties on October 25, 2012, which became effective on March 13, 2013;

•	“Philippine Licensees” refers to holders of the Regular License, which include the Melco Philippine Parties and the Philippine Parties;

•

“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by Melco Resorts Leisure on January 24, 2014 and guaranteed by our Company and fully redeemed by December 28, 2018;

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

•	“Renminbi” and “RMB” refer to the legal currency of China;

•	“SC ADSs” refers to the American depositary shares of SCI, each of which represents four Class A ordinary shares of SCI;

•

“SCI” refers to our subsidiary, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•

“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Developments” refers to our subsidiary, Studio City Developments Limited, which is a company incorporated in Macau with limited liability and which is also an indirect subsidiary of SCI;

•

“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, which is a company incorporated in Macau with limited liability and which is also an indirect subsidiary of SCI;

•

“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•

“Studio City IPO” refers to the initial public offering of a total of 33,062,500 SC ADSs, comprising the 28,750,000 SC ADSs sold initially and the 4,312,500 SC ADSs sold pursuant to the over-allotment option, at the price of US$12.50 per SC ADS;

•	“Studio City Notes” refer to, collectively, the 2016 Studio City Notes and the 2019 Studio City Notes;

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

•	“the Philippines” refers to the Republic of the Philippines;

•	“TWD” and “New Taiwan dollar(s)” refer to the legal currency of Taiwan;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we”, “us”, “our”, “our Company”, “the Company” and “Melco” refer to Melco Resorts & Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 and as of December 31, 2017 and 2018.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

GLOSSARY

“average daily rate” or “ADR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“dealer”	a casino employee who takes and pays out wagers or otherwise oversees a gaming table

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

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

A. SELECTED FINANCIAL DATA

The following selected consolidated statement of operations data for the years ended December 31, 2018, 2017 and 2016 and balance sheet data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The Company adopted a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

The selected consolidated statement of operations data for the years ended December 31, 2015 and 2014 and the balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from our consolidated financial statements not included in this annual report. The consolidated balance sheet data as of December 31, 2015 and 2014 reflect our retrospective adoption in 2016 of the new guidance on simplifying the presentation of debt issuance costs issued by the Financial Accounting Standards Board. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. You should read the selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of the results of operations to be expected in the future.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues (1)	$5,158,509	$5,284,823	$4,519,396	$3,974,800	$4,802,309
Total operating costs and expenses	$(4,531,673)	$(4,677,211)	$(4,156,280)	$(3,876,385)	$(4,116,949)
Operating income	$626,836	$607,612	$363,116	$98,415	$685,360
Net income (loss)	$353,851	$315,293	$66,918	$(60,808)	$527,386
Net (income) loss attributable to noncontrolling interests	$(2,336)	$31,709	$108,988	$166,555	$80,894
Net income attributable to Melco Resorts & Entertainment Limited	$351,515	$347,002	$175,906	$105,747	$608,280
Net income attributable to Melco Resorts & Entertainment Limited per share
— Basic	$0.242	$0.236	$0.116	$0.065	$0.369
— Diluted	$0.240	$0.235	$0.115	$0.065	$0.366
Net income attributable to Melco Resorts & Entertainment Limited per ADS (2)
— Basic	$0.727	$0.709	$0.348	$0.196	$1.108
— Diluted	$0.721	$0.704	$0.346	$0.195	$1.099
Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation
— Basic	1,451,051,051	1,467,653,209	1,516,714,277	1,617,263,041	1,647,571,547
— Diluted	1,460,909,324	1,479,342,209	1,525,284,272	1,627,108,770	1,660,503,130
Dividends declared per share	$0.1867	$0.5604	$0.2408	$0.0389	$0.2076

	December 31,
	2018	2017	2016	2015	2014
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,436,558	$1,408,211	$1,702,310	$1,611,026	$1,597,655
Investment securities	91,598	89,874	—	—	—
Bank deposits with original maturities over three months	—	9,884	210,840	724,736	110,616
Restricted cash	48,166	45,542	39,282	317,118	1,816,583
Total assets (4)	8,877,383	8,895,056	9,340,341	10,262,309	10,260,780
Total current liabilities (4)	2,130,007	1,684,014	1,479,140	1,211,017	1,315,004
Long-term debt, net (3)(4)	4,060,917	3,557,562	3,720,275	3,815,232	3,730,998
Total liabilities (4)	6,131,680	5,559,440	5,516,927	5,330,450	5,219,110
Noncontrolling interests (5)	618,367	448,065	479,544	592,226	755,529
Total equity (5)	2,745,703	3,335,616	3,823,414	4,931,859	5,041,670
Ordinary shares	14,830	14,784	14,759	16,309	16,337

(1)

We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, net revenues for the year ended December 31, 2018 would have been US$5,559.6 million.

(2)	Each ADS represents three ordinary shares.
(3)	Includes current and non-current portion of long-term debt, net of debt issuance costs.
(4)	The amounts have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs, which we adopted on January 1, 2016.
(5)

We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method and recognized an increase to the opening balance of accumulated losses and noncontrolling interests of US$11.3 million and US$1.7 million, respectively, due to the cumulative effect of adopting the New Revenue Standard.

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

•	On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion, together with accrued interest

•	On June 15, 2018, Morpheus commenced operations with its grand opening on the same date

•	On August 31, 2018, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP5.5 billion, together with accrued interest

•	In October 2018, SCI completed its initial public offering of 28,750,000 SC ADSs (equivalent to 115,000,000 Class A ordinary shares of SCI)

•	In November 2018, SCI completed the exercise by the underwriters of their over-allotment option in full to purchase an additional 4,312,500 SC ADSs from SCI

•

On December 13, 2018, MCO Investments completed the MRP Tender Offer and, together with an additional of 107,475,300 MRP Shares acquired by MCO Investments on or after December 6, 2018, increased the Company’s equity interest in MRP from approximately 72.8% immediately prior to the announcement of the MRP Tender Offer to approximately 97.9% as of December 31, 2018

•	On December 28, 2018, Melco Resorts Leisure redeemed all of the Philippine Notes which remained outstanding

•	On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in an aggregate principal amount of US$400.0 million, together with accrued interest

Exchange Rate Information

The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars and the Philippine peso. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made at a rate of HK$7.8315 to US$1.00.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on December 31, 2018 in New York City for cable transfers in H.K. dollars per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8305 to US$1.00. On March 22, 2019, the noon buying rate was HK$7.8466 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate, the rates stated below, or at all.

The following table sets forth information concerning the noon buying rate for H.K. dollars for the period indicated.

	Noon Buying Rate
Period	Period End	Average (1)	High	Low
	(H.K. dollar per US$1.00)
March 2019 (through March 22, 2019)	7.8466	7.8493	7.8499	7.8466
February 2019	7.8496	7.8477	7.8496	7.8460
January 2019	7.8463	7.8411	7.8463	7.8308
December 2018	7.8305	7.8194	7.8321	7.8043
November 2018	7.8244	7.8286	7.8365	7.8205
October 2018	7.8393	7.8375	7.8433	7.8260
September 2018	7.8259	7.8364	7.8496	7.8080
2018	7.8305	7.8376	7.8499	7.8043
2017	7.8128	7.7926	7.8267	7.7540
2016	7.7534	7.7620	7.8270	7.7505
2015	7.7507	7.7524	7.7686	7.7495
2014	7.7531	7.7545	7.7669	7.7495

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.0665 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas.

This annual report on Form 20-F also contains translations of certain Renminbi, New Taiwan dollars and the Philippine peso amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 31, 2018 for cable transfers in RMB per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which was RMB6.8755 to US$1.00. Unless otherwise stated, all translations from New Taiwan dollars to U.S. dollars in this annual report on Form 20-F were made at the noon buying rate on December 31, 2018 for cable transfers in New Taiwan dollars per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which was TWD30.61 to US$1.00. Unless otherwise stated, all conversions from the Philippine peso to U.S. dollars in this annual report on Form 20-F were made based on the volume weighted average exchange rate quoted through the Philippine Dealing System, which was PHP52.563 to US$1.00 on December 28, 2018.

We make no representation that any RMB, TWD, PHP or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or TWD or PHP, as the case may be, at any particular rate or at all. On March 22, 2019, the noon buying rate was RMB6.7162 to US$1.00 and TWD30.87 to US$1.00. The Philippine Dealing System ceased publication of exchange rate information on April 1, 2018. The exchange rate as of March 22, 2019 as provided by Bangko Sentral ng Pilipinas (BSP) was PHP52.539 to US$1.00.

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

We primarily depend on our properties in Macau and City of Dreams Manila for our cash flow. Given that our operations are and will be primarily conducted based on our principal properties in Macau and one property in Manila, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	dependence on the gaming and leisure market in Macau and the Philippines and limited diversification of businesses and sources of revenues;

•	a decline in market, economic, competitive and political conditions in Macau, China, the Philippines or generally in Asia;

•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;

•	a decline in air, land or ferry passenger traffic to Macau or the Philippines due to fears concerning travel or otherwise;

•	travel or visa restrictions to Macau or the Philippines or austerity measures imposed now or in the future by China;

•	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese, Macau and/or Philippine governments;

•	changes in Macau, China and Philippine laws and regulations, or interpretations thereof, including gaming laws and regulations, anti-smoking legislation, as well as China travel and visa policies;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing thereof;

•	natural and other disasters, including typhoons, earthquakes, outbreaks of infectious diseases or terrorism, affecting Macau or the Philippines;

•	lower than expected rate of increase in the number of visitors to Macau or the Philippines;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau and the Philippine markets;

•	a decrease in gaming activities and other spending at our properties; and

•	government restrictions on growth of gaming markets, including those in the form of policies on gaming table allocation and caps.

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

We are developing the remaining project for Studio City under the terms of a land concession contract which require us to fully develop the land on which Studio City is located by July 24, 2021. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. In accordance with the Studio City land concession contract, the land on which Studio City is located must be fully developed by July 24, 2021. While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing and in the early stages. There is no guarantee we will complete the development of the remaining project for the land of Studio City by the deadline. In the event that additional time is required to complete the development of the remaining land of Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for the extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its right to terminate the Studio City land concession. In the event that no extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in land and buildings and may not be able to continue to operate Studio City as planned, which will materially adversely affect our business and prospects, results of operations and financial condition.

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

Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects in Macau. For example, there has been a delay in the development of the Macau Light Rapid Transit, and the benefits expected to be brought by proximity of any of our properties to one of the planned Cotai hotel-casino resort stops may not be fully realized until the commencement of operations of such light rapid stops. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

Furthermore, the expected reduction in travel time from Hong Kong as well as throughout China to Macau following the completion of the Hong Kong-Zhuhai-Macau Bridge, which opened to traffic on October 23, 2018, may not materialize, and may not result in increased traffic to Macau and to our Macau properties as a result.

Our business in Macau and the Philippines is subject to certain regional and global political and economic risks, as well as natural disasters, that may significantly affect visitation to our properties and have a material adverse effect on our results of operations.

The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities, military conflicts and natural disasters have and may continue to negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future.

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

In addition, our business and results of operations may be materially and adversely affected by any changes in China’s economy, including the decrease in the pace of economic growth. A number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, have contributed to a slowdown of China’s economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 6.6% in 2018, which is lower than the 6.9% in 2017. Any slowdown in China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.

City of Dreams Manila is located in the Philippines and is subject to certain economic, political and social risks within the Philippines. The Philippines has in the past experienced severe political and social instability, including acts of political violence and terrorism. Any future political or social instability in the Philippines could adversely affect the business operations and financial conditions of City of Dreams Manila. In addition, changes in the policies of the government or laws or regulations, or in the interpretation or enforcement of these laws and regulations, such as anti-smoking policies or legislation, may negatively impact consumption patterns of visitors to City of Dreams Manila and could adversely affect our business operations and financial condition.

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

Our business in the Philippines will also depend substantially on revenues from foreign visitors and be affected by the development of Manila and the Philippines as a tourist and gaming destination. Such revenues from foreign visitors and development of Manila and the Philippines may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances and terrorist attacks, among others. For example, in June 2017, there were multiple deaths at the Resorts World Manila entertainment complex in Pasay, Metro Manila, Philippines when a gunman caused a stampede and set fire to casino tables and slot machine chairs. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damages and that any such damage will be completely covered by insurance or at all. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows. Any of these occurrences may disrupt our operations in the Philippines.

The subtropical climate and location of both Macau and the Philippines render them susceptible to typhoons, heavy rainstorms and other natural disasters. In the event of a major typhoon, such as Typhoon Hato and Typhoon Mangkhut in Macau in August 2017 and September 2018, respectively, or other natural disasters in Macau or the Philippines, our properties may be severely disrupted and adversely affected and our properties may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate and possibly substantial loss of revenues due to a shutdown of any of our properties and material adverse effect on our business operations and financial condition.

In addition, the global macroeconomic environment is facing challenges, including the escalation of the European sovereign debt crisis since 2011, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone in 2014 and the escalation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria and potential conflicts involving the Korean peninsula. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

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

In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties and the amount of spending by such patrons. The strength and profitability of the gaming business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Recent initiatives and campaigns undertaken by the Chinese government have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall chilling effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gaming to Chinese mainland residents by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. Recent conviction of staff of a foreign casino in China in relation to gaming related activities in China have created further regulatory uncertainty on marketing activities in China.

We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.

Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. Although we now also generate revenues from our Philippine operations, we continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. While the Macau gaming market has generally improved since the third quarter of 2016, the Macau gaming market, according to the DICJ, experienced a decline in gross gaming revenues from 2014 to 2016. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market.

The gaming industries in Macau and the Philippines are highly regulated.

Gaming is a highly regulated industry in Macau. Our Macau gaming business is subject to various laws, such as those relating to licensing, tax rates and other regulatory obligations, such as anti-money laundering measures, which may change or become more stringent. Changes in laws may result in additional regulations being imposed on our gaming operations in Macau and our future projects. Our operations in Macau are also exposed to the risk of changes in the Macau government’s policies that govern operations of Macau-based companies and the Macau government’s interpretation of, or amendments to, our gaming subconcession. Any such adverse developments in the regulation of the Macau gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful. See “— Risks Relating to the Gaming Industry and Our Operations in Macau — Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”

The Philippine gaming industry is also highly regulated, including the new amendment to the existing Philippines Anti-Money Laundering Act, as amended (“AMLA”), whereby casinos are now included as covered persons subject to reporting and other requirements under the AMLA. The Anti-Money Laundering Council and PAGCOR have also recently released regulations and guidelines on compliance and we are currently adjusting our anti-money laundering policies for our Philippine operations to these new rules and regulations. City of Dreams Manila may legally operate under the Regular License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Regular License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.

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

In addition, current laws and regulations in Macau and the Philippines concerning gaming and gaming concessions and licenses or, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. These laws and regulations are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation. For instance, certain decisions issued recently by the Macau courts have determined that a gaming operator is liable for the refund of patron funds deposited with a gaming promoter for various purposes while other Macau court decisions have determined that a gaming operator has no such liability. These decisions are not final. The uncertainty caused by these contradictory decisions, a final adverse determination on a gaming operator’s liability with respect to a gaming promoter’s activity or new or modified regulations could have a material adverse effect on our business, financial condition and results of operations.

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

In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Galaxy Casino, S.A., or Galaxy, opened Galaxy Macau Resort in Cotai in May 2011, Phase 2 of the Galaxy Macau Resort in May 2015 and Phase 3 of the Galaxy Macau Resort is currently being developed and expected to be completed and operational in 2020, while Phase 4 is expected to be completed and operational after 2021. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened the Parisian Macao in Cotai in September 2016. Wynn Macau opened the Wynn Palace in Cotai in August 2016. MGM Grand Paradise opened MGM Cotai in February 2018. Sociedade de Jogos de Macau, S.A., or SJM, is currently developing its project in Cotai which is expected to open in 2019. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”

We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, in December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. Certain other countries, such as Taiwan and Thailand, may also in the future legalize casino gaming and may not be subject to as stringent regulation as the Macau and/or Philippine markets. We also compete with cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. In addition, certain of our gaming promoters may become our competitors by operating their own gaming operations, which may result in the diversion of their junket players to their gaming operations. For instance, a major gaming promoter has announced the expansion of its businesses into operating gaming activities in Vietnam and Cambodia. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.

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

In Macau, Melco Resorts Macau is one of the six companies authorized by the Macau government to operate gaming activities. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. Each concessionaire was permitted to enter into a subconcession agreement with one subconcessionaire. The Macau government is currently considering the process of renewing, extending or granting gaming concessions or subconcessions for concessions and subconcessions expiring in 2022. The policies and laws of the Macau government could result in the grant of additional concessions or subconcessions, which could significantly increase the competition in Macau and cause us to lose or be unable to maintain or gain market share, and as a result, adversely affect our business.

In the Philippines, PAGCOR has issued regular gaming licenses to the Philippine Licensees and one other company and additional provisional gaming licenses to two other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR has recently granted a provisional license to a fifth operator located near the Entertainment City in mid-2018. PAGCOR has also licensed private casino operators in special economic zones, including four in the Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in the Newport City CyberTourism Zone, Pasay City. The Regular License granted by PAGCOR to the Philippine Licensees is non-exclusive, and there is no assurance that PAGCOR will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Regular License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.

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

The success of our business depends on our ability to attract and retain an adequate number of qualified personnel. A limited labor supply, increased competition and any increase in demands from our employees could cause labor costs to increase.

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

Macau government policy prohibits us from hiring non-Macau resident dealers and supervisors. In addition, the Macau government announced it will continue to monitor the proportion of management positions held by Macau residents and implement measures to ensure such proportion remains no less than 85% of senior and mid-management positions. Due to the increased competition in the labor market and the relevant regulatory restrictions, we cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties, or that costs to recruit and retain such personnel will not increase significantly. In addition, we have recently been subject to certain labor demands in Macau. The inability to attract, retain and motivate qualified employees and management personnel could have a material adverse effect on our business.

Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case-by-case basis and, in relation to construction works, must be at least 1:1 unless otherwise authorized by the Macau government. Such a policy could have a material adverse effect on our ability to complete works on our properties, such as the additional development of the land on which Studio City is located. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment sectors, or imposes additional restrictions on the hiring of foreign workers generally, this could have a material adverse effect on the operation of our properties.

In the Philippines, the Regular License requires that at least 95.0% of City of Dreams Manila’s total employees be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business. In January 2019, the employees of the Table Games Division of City of Dreams Manila voted to organize and become part of a labor union that will act as their collective bargaining agent with Melco Resorts Leisure, the operating company of City of Dreams Manila. On February 13, 2019, Kilusan ng Manggagawang Makabayan (KMM-Katipunan) Melco Resorts Leisure (PHP) Corporation — Table Games Division — Chapter, or KMM-MELCO [TDG], was certified by the Philippines Department of Labor to represent the rank-and-file employees of the Table Games Division of City of Dreams Manila as the former’s sole and exclusive bargaining agent. Any demand or activities of such collective bargaining agent, or any additional collective bargaining agents that may be certified by the Philippines Department of Labor in the future, could have a material adverse effect on the business and operations of City of Dreams Manila or our financial condition and results of operations.

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

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, Pataca or the Philippine peso and other risks related to foreign exchange and currencies, including restrictions on conversions and/or repatriation of foreign currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our current revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Pataca, H.K. dollar and the Philippine peso. In addition, we have revenues, assets, debt and expenses denominated in the Philippine peso relating to our business in the Philippines. We also have subsidiaries, branch offices and assets in various countries, including Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the 2017 Senior Notes and Studio City Notes, and certain expenses, are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.

The value of the H.K. dollar, Pataca and the Philippine peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, Pataca or the Philippine peso to the U.S. dollar may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollar or Pataca for our operations, fluctuations in exchange rates between the H.K. dollar or Pataca against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.

While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the years ended December 31, 2018 and 2017. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.

We may undertake mergers, acquisitions, strategic transactions or investments that could result in operating difficulties and distractions from our current businesses and subject us to regulatory and legal inquiries and proceedings.

We have made, and may in the future make, acquisitions and investments in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding acquisitions or investments, which may be material or significant, in such companies or projects. We may, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings in connection with such acquisitions and investments in companies or projects. In addition, if we acquire or invest in another company or project, the integration process following the completion of such acquisition may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities and adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.

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

We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau, the Philippines and under certain circumstances, Hong Kong. As most of our gaming customers in Macau are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers, and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. We may also, in certain cases, have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, Macau gaming taxes or Philippines license fees (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.

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

Customers introduced to us by gaming promoters are responsible for a significant portion of our gaming revenues in Macau and Manila. For the year ended December 31, 2018, approximately 27.0% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters. With the rise in casino operations in Macau and Manila, the competition for relationships with gaming promoters has increased and is expected to continue to increase. If we are unable to utilize, maintain and/or develop relationships with gaming promoters, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit, which may increase our overall credit exposure. In addition, gaming promoters may encounter difficulties in attracting patrons to come to Macau or Manila. Gaming promoters may also experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in Macau or Manila. Credit already extended by our gaming promoters may become increasingly difficult to collect. Also, in the event the Macau government reduces the cap on the commission rates payable to gaming promoters, gaming promoters’ incentives to bring travelers to casinos in Macau would be further diminished, and certain of the gaming promoters may be forced to cease operations or divert the travelers to other regions. This inability to attract sufficient patrons, settle accounts with patrons, grant credit and collect amounts due in a timely manner may negatively affect our gaming promoters’ operations, causing them to wind up or liquidate their operations, and as a result, our ability to maintain or grow casino revenues and our ability to recover credit extended may be adversely affected. The inability of gaming promoters to settle accounts with their patrons may expose such gaming promoters to litigation proceedings initiated by affected patrons, which may also expose us to additional litigation risk.

We are impacted by the reputation and integrity of the parties with whom we engage in business activities, including gaming promoters and we cannot assure you that these parties will always maintain high standards or suitability throughout the term of our association with them. Failure to maintain such high standards or suitability may cause us and our shareholders to suffer harm to our own and our shareholders’ reputation, as well as impair relationships with, and possibly result in sanctions from, gaming regulators.

The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our businesses. These parties include, but are not limited to, those who are engaged in gaming-related activities, such as gaming promoters, developers and hotel, restaurant and night club operators with whom we have or may enter into services or other types of agreements. Under the Macau Gaming Law, Melco Resorts Macau has an obligation to supervise its gaming promoters to ensure compliance with applicable laws and regulations and serious breaches or repeated misconduct by its gaming promoters could result in the termination of its subconcession. For parties we deal with in gaming-related activities, where relevant, the gaming regulators also undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties with which we intend to associate. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. In addition, if any of our gaming promoters violate gaming laws while on our premises, the government may, in its discretion, take enforcement action against the gaming promoters and may find us jointly liable for such gaming promoter’s violations. Also, if a party associated with us falls below the gaming regulator’s suitability standard or if their probity is in doubt, this may be negatively perceived when assessed by the gaming regulators. As a result, we and our shareholders may suffer reputational harm, as well as impaired relationships with, and possibly sanctions or other measures or actions from, the relevant gaming regulators with authority over our operations.

Any violation of anti-corruption laws, including the FCPA, could have a negative impact on us.

We and our businesses in different jurisdictions are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA. Breach of these anti-corruption laws carries severe criminal and civil sanctions as well as other penalties and reputational harm. There have been increased enforcement activities in the U.S. and elsewhere in recent years and the number of FCPA cases and sanctions imposed by U.S. authorities has risen considerably. We have adopted strict rules of conduct and compliance programs for our employees, agents and contractors, requiring them to conduct all their business dealings and practices in compliance with our policies and relevant anti-corruption laws. Notwithstanding our emphasis on an ethical business culture, there is no assurance that our employees, contractors and agents will adhere fully, or at all, or continue to adhere to our rules and programs. Should they fail to adhere to our rules of conduct and compliance programs, we may be investigated or prosecuted, or be made subject to other actions or proceedings. Penalties, sanctions and administrative remedies that may result from such actions or proceedings may have a material adverse effect on our reputation and customer relationships or may lead to other adverse consequences on our business, prospects, financial condition and results of operations.

A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.

We have applied for and/or registered certain trademarks, including “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines” and “Melco Resorts & Entertainment” in Macau, the Philippines and/or other jurisdictions. We have also registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and have a material adverse effect on our business, financial condition and results of operations. For example, third parties may misappropriate or infringe our intellectual property, which may include but not be limited to the use of our intellectual property by offshore gaming websites, including those that may attempt to defraud members of the public. While we may take legal or other appropriate actions against these unauthorized offshore websites, such as by reporting the sites to the appropriate governmental or regulatory authorities, such actions may not be effective or significant expenses could be incurred and such unauthorized activities may draw businesses away from our operations and/or tarnish our reputation, all of which may adversely affect our business, financial condition and results of operations.

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

Macau’s free port, offshore financial services and free movement of capital has created an environment whereby Macau’s casinos could be exploited for money laundering purposes. We also deal with significant amounts of cash during our regular casino operations in the Philippines. As our Macau and Philippine operations are subject to various reporting and anti-money laundering regulations, we have implemented anti-money laundering policies to address those requirements. Philippine laws on anti-money laundering have recently been amended to include casinos as covered institutions and the Anti-Money Laundering Council and PAGCOR have also recently released corresponding regulations and guidelines on compliance. While we are currently adjusting our anti-money laundering policies for our Philippine operations to these new rules and regulations, as these laws, regulations and guidelines have only recently been enacted, their implementation or application, as well as any further changes to anti-money laundering laws and regulations in Macau and/or the Philippines may require us to adopt changes to our own anti-money laundering policies.

We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau or the Philippines.

There can be no assurance that, despite the anti-money laundering measures we have adopted and undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. In addition, we expect to be required by regulatory authorities from Macau, the Philippines and other jurisdictions to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession or of the Regular License. For more information regarding anti-money laundering regulations in Macau and the Philippines, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering Regulations in Macau” and “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines.”

Our information technology and other systems are subject to cyber security risks, including misappropriation of customer information or other breaches of information security, as well as regulatory and other risks.

We rely on information technology and other systems (including those maintained by third-parties with whom we contract to provide data services) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the rapidly changing risks of compromised security and may therefore become outdated. Despite our preventive efforts, we are subject to the risks of compromised security, including cyber and physical security breaches, system failure, computer viruses, technical malfunction, inadequate system capacity, power outages, natural disasters and inadvertent, negligent or intentional misuse, disclosure or dissemination of information or data by customers, company employees or employees of third-party vendors as well as ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable. These risks can also be manifested in a variety of other ways, including through methods which may not yet be known to the cyber security community, and have become increasingly difficult to anticipate and prevent.

The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cyber security risks may not be sufficient. Our third-party information system service providers face risks relating to cyber security similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows. If our information technology systems become damaged or otherwise cease to function properly, our sales and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at our properties may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.

Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors and other events. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could have a material adverse effect on our business, results of operations and cash flows.

Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers and employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’ and employees’ confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our employees, customers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain employees and customers. As these threats develop and grow, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of employees.

Failure to protect the integrity and security of company employee and customer information and comply with applicable privacy regulations may result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.

Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal data in various information systems relating to our customers and employees, and such personal data may be collected and/or used in, and transmitted to or from, multiple jurisdictions. Our customers and employees have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal data are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal data. The GDPR also captures data processing by non-EU firms with no EU establishment as long as such non-EU firms’ processing relates to “offering goods or services” or the “monitoring” of individuals in the EU. As GDPR is a newly enacted law, there is limited precedence on the interpretation and application of GDPR. In addition, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.

Compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our customers and guests. For example, these laws and regulations may restrict information sharing in ways that make it more difficult to obtain or share information concerning at risk individuals. In addition, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us) may result in damage of reputation and/or subject us to fines, penalties, payment of damages, lawsuits, criminal liability or restrictions on our use or transfer of data. Failure to meet the GDPR requirements, for example, may result in penalties of up to four percent of worldwide revenue.

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

Our new branded products may not be successful.

In 2018, we launched our new property at City of Dreams under the Morpheus brand. We have also recently launched the Nüwa brand in both Macau and the Philippines and intend to rebrand The Countdown. We may continue introducing new brand names and brand identities in the future, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition.

The audit reports included in this annual report have been prepared by auditors whose work may not be inspected fully by the Public Company Accounting Oversight Board and, as such, you may be deprived of the benefits of such inspection.

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

Many other clients of our auditors have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditors, and/or their affiliated independent registered public accounting firms in mainland China, without the approval of the Chinese authorities. Thus, our auditors, and/or their affiliated independent registered public accounting firms in mainland China, and their audit work are not currently inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulation in their oversight of financial statement audits of U.S.-listed companies with significant operation in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

In addition, under the Subconcession Contract, the Macau government has the right, beginning from 2017, to redeem the Subconcession Contract by providing us with at least one year’s prior notice. In the event the Macau government exercises this redemption right, we would be entitled to compensation. Calculation of the amount of any such compensation would be determined based on the gross revenues generated by City of Dreams during the tax year immediately prior to the exercise of the redemption, multiplied by number of years of the remaining term of the subconcession. We would not receive any further compensation (including for consideration paid to Wynn Macau for the subconcession). We cannot assure you that if Melco Resorts Macau’s subconcession were redeemed, the compensation paid would be adequate to compensate us for the loss of future revenues.

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

In addition, VIP rolling chip operations at Studio City Casino, which were introduced in early November 2016, are expected to cease on January 15, 2020. There is no assurance or expectation that any additional gaming tables will be allocated to Studio City Casino, including any VIP gaming tables.

In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in China’s economy). The 2021 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. In addition, such terms may also impair our ability to obtain additional financing for developing and completing the remaining project for the land of Studio City by July 24, 2021, in which case in the event no extension is granted to complete such development or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in land and building and we may not be able to continue to operate Studio City. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “We are developing the remaining project for Studio City under the terms of a land concession contract which require us to fully develop the land on which Studio City is located by July 24, 2021. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land.”

All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.

Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, Chinese citizens traveling abroad are only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. The annual limit of RMB100,000 (US$14,544) is the aggregate amount that can be withdrawn overseas from Chinese bank accounts and it was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, a law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer was enacted and came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (US$14,876) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2018, the value of RMB depreciated approximately 5.4% against the U.S. dollar. It remains difficult to predict how market forces or PRC or U.S. government policy, including the ongoing trade disputes between the PRC and the US governments may further exacerbate the devaluation of RMB against the U.S. dollar and other currencies in the future. Given that most of our properties are located in Macau and a significant number of our gaming customers come from, and are expected to continue to come from, mainland China, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.

Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.

Current laws in Macau, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau. See “— The gaming industries in Macau and the Philippines are highly regulated.”

In September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling. This policy may limit our ability to develop successful relationships with gaming promoters and attract VIP rolling chip players, which in turn may adversely affect the financial performance of our VIP rolling chip operations. Any failure to comply with these regulations may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our subconcession. The Macau government is currently considering amending the Macau Administrative Regulation no. 6/2002, as amended by the Administrative Regulation 27/2009. The Macau government is, among other things, proposing more stringent and restrictive licensing requirements for gaming promoters, the imposition of new penalties and the increase of the amounts of current fines. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Promoters Regulations.” Increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in the cessation of business of certain gaming promoters, thereby resulting in remaining gaming promoters having significant leverage and bargaining strength in negotiating agreements, including negotiating changes to existing agreements, or the loss of business to competitors or the loss of relationships with certain gaming promoters.

In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Regulations.”

Also, starting from January 1, 2019, smoking on the premises of casinos is only permitted in authorized segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to meet certain standards determined by the Macau government. Our properties currently have a number of segregated smoking lounges. We cannot assure you that the Macau government will not enact more stringent smoking control legislations. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from frequenting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Smoking Regulations.”

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

The Macau government has imposed a cap on gaming tables and restricts the number of gaming tables that may be operated in Macau. A cap of 5,500 tables up to the end of the first quarter of 2013 was implemented. In addition, for a period of ten years commencing from the second quarter of 2013, the number of gaming tables to be authorized by the Macau government will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables in Macau as of December 31, 2018, was 6,588. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. Given such announcements by the Macau government, we may not be able to obtain Macau government’s approval to expand our existing casinos or gaming areas or operate a sufficient number of gaming tables at our properties in Macau. These restrictions may have a material impact on our gaming revenues, overall business and operations and may adversely affect our development projects and the future expansion of our business.

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

During the five-year period from 2012 through 2016, an annual payment of MOP22.4 million (equivalent to approximately US$2.8 million) was payable by Melco Resorts Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the five-year period from 2017 through 2021, the annual payment payable by Melco Resorts Macau is of MOP18.9 million (equivalent to approximately US$2.3 million). Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We cannot assure you that the same arrangement will be applied beyond 2021 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

Risks Relating to the Gaming Industry and Our Business in the Philippines

The land and buildings comprising the site occupied by City of Dreams Manila is leased by Melco Resorts Leisure and thus subject to risks associated with tenancy relationships.

Melco Resorts Leisure entered into a lease agreement on October 25, 2012, which became effective on March 13, 2013 (“Lease Agreement”), pursuant to which it leases from Belle Corporation the land and buildings occupied by City of Dreams Manila, which, in turn, leases part of the land from the Philippine government’s social security system (the “Social Security System”). Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises, rental lease payments, or any adjustments thereto, and the maintenance and normal repair of the buildings, any of which could result in an arbitrable dispute between Belle Corporation and Melco Resorts Leisure. There can be no assurance that any such dispute would be resolved or settled amicably or expediently or that Melco Resorts Leisure will not encounter any material issues with respect to its tenancy relationship with Belle Corporation. Furthermore, during the pendency of any dispute, Belle Corporation, as lessor, could discontinue essential services necessary for the operation of City of Dreams Manila, or seek relief to oust Melco Resorts Leisure from possession of the leased premises. Any prolonged or substantial dispute between Belle Corporation and Melco Resorts Leisure, or any dispute arising under the lease agreement between Belle Corporation and the Social Security System, could have a material adverse effect on the operations of City of Dreams Manila, which would in turn adversely affect our business, financial condition and results of operations. In addition, any negative publicity arising from disputes with, or non-compliance by, Belle Corporation with the Lease Agreement would have a material adverse effect on our business and prospects, financial condition and results of operations.

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

However, several bills were previously passed and are currently pending in the Philippine legislature with a view towards rationalizing fiscal incentives currently granted to certain enterprises and activities, including tourism enterprises. It is uncertain whether these bills will be passed into law, or what the effect, if any, will be on the incentives currently granted to qualified tourism enterprises under the Republic Act No. 9593, of the Philippines, or the Tourism Act of 2009.

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

On August 2, 2017, House Bill No. 6111 was passed which proposed the creation of the Philippine Amusements and Gaming Authority, or PAGA, which will replace PAGCOR as the regulatory agency of gaming activities in the Philippines. Also under House Bill No. 6111, the holders of gaming licenses in the Philippines, including the Philippine Licensees, will be required to obtain from the Philippine Congress a legislative franchise to operate gambling casinos, gaming clubs and other similar gambling enterprises within one year from the date of the proposed law’s effectiveness. Non-compliance will result in the operations of holders of gaming licenses in the Philippines, including the Philippine Licensees, to be considered as illegal. On October 2, 2017, House Bill No. 6514 was passed whose provisions are essentially similar to House Bill No. 6111, particularly on the need for holders of gaming licenses in the Philippines, including the Philippine Licensees, to obtain from the Philippine Congress a legislative franchise within one year from the date of the proposed law’s effectiveness.

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

In connection with the 2011 Supreme Court decision described above, PAGCOR, in May 2014, issued a regulation allowing holders of gaming licenses in the Philippines and the other casino operators to reallocate ten percent (10%) of the monthly license fees to be remitted to PAGCOR. This 10% would be used to pay any corporate income tax that may be levied against such license holders and the other casino operators at the end of the fiscal year, and any remaining amount after paying such tax would be remitted to PAGCOR. On August 15, 2016, PAGCOR advised the holders of gaming licenses in the Philippines that the reallocation of the 10% of the license fees will be discontinued. In February 2015, the Supreme Court of the Philippines issued another decision stating that PAGCOR’s income from its gaming operations can only be subject to a five percent (5%) franchise tax, and not corporate income tax. In addition, the Supreme Court of the Philippines in its February 2015 decision ruled that despite amendments to the National Internal Revenue Code, the PAGCOR Charter remains in effect, and thus, income from gaming operations shall not be subject to corporate income tax. In August 2016, the Supreme Court of the Philippines accepted the petition filed by Bloomberry Resorts and Hotels, Inc., one of the four PAGCOR licensees and operator of Solaire, against the BIR to cease and desist from imposing corporate income tax on income derived from gaming operations. The BIR filed a motion for reconsideration of the August 2016 decision, which the Supreme Court of the Philippines denied in November 2016, and which denial has become final and executory.

Notwithstanding the 2015 and 2016 Supreme Court decisions and the subsequent developments described above, BIR has taken various measures to impose corporate income, value added and other taxes on income derived from gaming operations in the Philippines. In light of the actions and positions taken by BIR, it is uncertain whether the 2015 and 2016 Supreme Court decision described above would be enforced and there is no assurance that the 2016 Supreme Court decision would be applicable to holders of gaming licenses in the Philippines, including our Philippine subsidiaries. Furthermore, there is no assurance that the gaming operations of our Philippine subsidiaries would not become subject to value added and other tax assessments imposed by BIR and other Philippine authorities. Any assessment of corporate income, value added or other taxes on the gaming operations of our Philippine subsidiaries may be significant in amount and any requirement to pay such taxes would have a material adverse effect on our business, financial condition and results of operations.

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

Risks Relating to Our Corporate Structure and Ownership

Our controlling shareholder has a substantial influence over us, and its interests in our business may be different than yours. We have had, and may continue to have, transactions with our controlling shareholder and its affiliates and such transactions may create conflicts of interest between us and our controlling shareholder.

As of March 27, 2019, Melco International’s beneficial ownership in our Company was approximately 54.05%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or other countries that compete with our businesses in Macau and the Philippines and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.

In addition, Melco International has the power, among other things, to elect or appoint all of the directors to our board, including our independent directors, appoint and change our management, affect our legal and capital structure and our day-to-day operations, approve material mergers, acquisitions, dispositions and other business combinations and approve any other material transactions and financings. These actions may be taken in many cases without the approval of other shareholders and the interests of Melco International may conflict with your interests as minority shareholders. We have entered into various related party transactions with Melco International and its affiliates and subsidiaries, including without limitation the arrangements to provide planning, designing, construction and other services to Melco International and its subsidiaries in connection with the City of Dreams Mediterranean project. We may enter into additional agreements and arrangements with Melco International or its affiliates or subsidiaries in connection with the City of Dreams Mediterranean project or other projects. We may also purchase, acquire or invest in assets, companies or projects held or sponsored by Melco International or its affiliates or subsidiaries. The consideration or amount of such purchase, acquisition or investment may be material or significant. While we believe the terms of agreements and arrangements we have with Melco International or its affiliates or subsidiaries are commercially reasonable, the determination of such commercial terms are subject to judgment and estimates and we may have obtained different terms had we entered into such agreements or arrangements with independent third parties.

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

The terms of the Studio City Notes and 2017 Senior Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes or 2017 Senior Notes (as the case may be) (and, in the case of a change of control event under the 2017 Senior Notes, which is accompanied by a ratings decline) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes and 2017 Senior Notes and potential enforcement of remedies by our lenders or note holders (as the case may be), which would have a material adverse effect on our financial condition and results of operations.

Risks Relating to Our Financing and Indebtedness

Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.

We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.

Our major outstanding indebtedness as of December 31, 2018 includes:

•	approximately HK$11.6 billion (equivalent to approximately US$1.5 billion) under the 2015 Credit Facilities;

•	US$1.0 billion from Melco Resorts Finance’s issuance of the 2017 Senior Notes;

•	US$1.2 billion from Studio City Company’s issuance of the 2016 Studio City Notes;

•	US$425.0 million from Studio City Finance’s issuance of the 2012 Studio City Notes; and

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2021 Studio City Senior Secured Credit Facility.

In addition, on February 11, 2019, Studio City Finance issued senior notes in an aggregate principal amount of US$600.0 million, the net proceeds of which were partly used to pay the tendering noteholders from the 2012 Studio City Notes Tender Offer in February 2019, which amounted to US$216.5 million in aggregate principal amount of the 2012 Studio City Notes, and to redeem the remaining outstanding principal amount of the 2012 Studio City Notes in March 2019, which amounted to US$208.5 million in aggregate principal amount.

Our expected long-term indebtedness includes:

•

financing for a significant portion of any future projects or phases of projects. Additionally, we may incur indebtedness for the remaining project for the land on which Studio City is located, depending upon our cash flow position during the construction period.

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

Any financing related to our capital investment projects may also be subject to, among others, the terms of credit facilities, the 2017 Senior Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies, credit availability and interest rates. For example, changes in ratings outlooks may subject us to rating agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We continue to explore opportunities and may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

We may not be able to generate sufficient cash flow to meet our debt service obligations.

Our ability to make scheduled payments due on our existing and anticipated indebtedness obligations, including our credit facilities, the 2017 Senior Notes and Studio City Notes, to refinance and to fund working capital needs, planned capital expenditures and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control, including:

•	our future operating performance;

•	the demand for services that we provide;

•	general economic conditions and economic conditions affecting Macau, the Philippines or the gaming industry in particular;

•	our ability to hire and retain employees and management at a reasonable cost;

•	competition; and

•	legislative and regulatory factors affecting our operations and business.

We may not be able to generate sufficient cash flow from operations to satisfy our existing and projected indebtedness obligations or our other liquidity needs, in which case we may have to seek additional borrowings or undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seek to raise additional capital on terms that may be onerous or highly dilutive, any of which could have a material adverse effect on our operations. Our ability to incur additional borrowings or refinance our indebtedness, including our credit facilities, the 2017 Senior Notes and Studio City Notes, will depend on the condition of the financing and capital markets, our financial condition at such time and potentially governmental approval. We cannot assure you that any additional borrowing, refinancing or restructuring would be possible or that any assets could be sold or, if sold, the timing of any sale or the amount of proceeds that would be realized from any such sale. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect, including the indentures governing the 2017 Senior Notes and Studio City Notes. In addition, any failure to make scheduled payments of interest or principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which would harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our failure to generate sufficient cash flow to satisfy our existing and projected indebtedness obligations or other liquidity needs, or to refinance our obligations on commercially reasonable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.

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

If we are unable to maintain our current financing arrangements or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), such failure could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of the remaining land for Studio City and any other future projects. In addition, such failure may also limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. Furthermore, the costs incurred by any new financing may be greater than anticipated due to unfavorable market conditions. Any such increase in funding costs may have a negative impact on our revenue and financial condition.

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq and may be subject to fluctuations in the future, which could result in substantial losses to investors.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market since January 2, 2009. During the period from December 19, 2006 to March 27, 2019, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 27, 2019 was US$21.76 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

•	uncertainties or delays relating to the financing, completion and successful operation of our projects;

•	developments in the Macau market, the Philippine market or other Asian gaming markets, including the announcement or completion of major new projects by our competitors;

•	general economic, political or other factors that affect the region where our properties are located;

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau gaming market and/or the Philippine gaming market;

•	detrimental adverse publicity about us, our properties or our industries;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi and the Philippine peso;

•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.

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

On January 12, 2017, we announced a special dividend of approximately US$650 million. On February 8, 2018, we announced a quarterly dividend policy targeting to distribute quarterly cash dividends of US$0.045 per ordinary share of the Company (equivalent to US$0.135 per ADS). On July 24, 2018 and February 19, 2019, we further announced an amendment to our quarterly dividend policy targeting to distribute quarterly cash dividends of US$0.04835 per ordinary share of the Company (equivalent to US$0.14505 per ADS) and US$0.0517 per ordinary share of the Company (equivalent to US$0.1551 per ADS), respectively, subject to our ability to pay dividends from our accumulated and future earnings, cash availability and future commitments. We cannot assure you that we will make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes and 2021 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance (under the 2019 Studio City Notes) and Studio City Investments (under the 2016 Studio City Notes and 2021 Studio City Senior Secured Credit Facility) and their respective subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”

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

Any decision by us to issue or raise further equity, which would result in dilution to existing shareholders, could cause the price of our ADSs and shares to decline.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs depends in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

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

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our ADSs could be greatly reduced or even rendered worthless.

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

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, or the Securities Act, or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”

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

Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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

In May 2016, we repurchased 155 million ordinary shares from Crown Asia Investments. Following completion of the repurchase with cancelation of such shares and certain changes in the composition of our board of directors, Melco International became our single largest shareholder and we were thereafter treated as a subsidiary of Melco International.

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

In October 2018, SCI completed its initial public offering of 28,750,000 SC ADSs (equivalent to 115,000,000 Class A ordinary shares of SCI), of which 15,330,000 SC ADSs were purchased by our subsidiary, MCO Cotai Investments Limited. In November 2018, the underwriters exercised their over-allotment option in full to purchase an additional 4,312,500 SC ADSs from SCI. After giving effect to the exercise of the over-allotment option, the total number of SC ADSs sold in the Studio City IPO was 33,062,500 SC ADSs, which raised net proceeds of approximately US$406.7 million from the SC ADSs sold in the Studio City IPO and aggregate gross proceeds of approximately US$2.5 million from the concurrent private placement to Melco International in connection with Melco International’s “assured entitlement” distribution to its shareholders, after deducting underwriting discounts and commissions and a structuring fee, but before deducting offering expenses payable by SCI.

In December 2018, we completed the voluntary tender offer to acquire a total of 1,338,477,668 MRP Shares from other minority shareholders of MRP and, together with an additional 107,475,300 MRP Shares acquired on or after December 6, 2018, increased our equity interest in MRP from approximately 72.8% immediately prior to the announcement of the MRP Tender Offer to approximately 97.9% as of December 31, 2018.

For a description of our principal capital expenditures for the years ended December 31, 2018, 2017 and 2016, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”

Our principal executive offices are located at 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-2598-3600 and our fax number is 852-2537-3618. Our website is www.melco-resorts.com. The information contained on our website is not part of this annual report on Form 20-F.

The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

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

In June 2018, we opened Morpheus, the third phase of City of Dreams in Cotai, Macau. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus houses approximately 770 rooms, suites and villas. We are also developing the remaining project for the land of Studio City. For prevailing Macau market conditions, see “— Market and Competition.”

Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate four Forbes Travel Guide Five-Star hotels in Asia — Altira Macau, Studio City’s Star Tower and Nüwa in both Macau and Manila — and have received 13 Forbes Travel Guide Five-Star and five Forbes Travel Guide Four-Star recognitions across our properties in 2019. We seek to attract patrons throughout Asia and, in particular, from Greater China.

In the Philippines, Melco Resorts Leisure, a subsidiary of MRP, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

In 2018, we received the “Gaming Operator of the Year, Australia & Asia” award at the International Gaming Awards. We also garnered the “Best Environmental Responsibility” award for six consecutive years at the Asian Excellence Awards by Corporate Governance Asia magazine.

We generated a significant majority of the total revenues for each of the years ended December 31, 2016, 2017 and 2018 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”

Our Major Existing Operations

City of Dreams

City of Dreams is an integrated casino resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers and rolling chip players from regional markets across Asia. In 2018, City of Dreams had an average of approximately 476 gaming tables and approximately 724 gaming machines. In January 2019, the Macau government authorized Melco to operate 40 additional gaming tables at City of Dreams.

The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 770 rooms, suites and villas. Nüwa and The Countdown each offers approximately 300 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings. The opening of Morpheus in June 2018 provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants.

Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored as “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and received “Casino VIP Room” and “Casino Interior Design” awards in 2011. It also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Nüwa (then branded as Crown Towers) was the first hotel brand in Macau to receive the Forbes Travel Guide Five-Star recognition for its hotel, spa and every restaurant in January 2014. It was recognized as a Forbes Travel Guide Five-Star hotel for the seventh consecutive year in 2019, and its spa, its contemporary French restaurant, The Tasting Room, the Cantonese culinary masterpiece, Jade Dragon, and the premium Japanese fine-dining establishment, Shinji by Kanesaka, were all awarded Forbes Travel Guide Five-Star recognition. Nüwa and Nüwa Spa were also named one of the “2018 World’s Most Luxurious Hotels” and “2018 World’s Most Luxurious Spas” by Forbes Travel Guide. In addition, the ultimate French culinary experience provided by Alain Ducasse at Morpheus attained two Michelin stars in the Michelin Guide Hong Kong Macau 2019 in less than six months since its opening, while Jade Dragon has further set the benchmark for fine dining in Macau with three Michelin stars. The Tasting Room once again garnered Michelin two-star ratings in the Michelin Guide Hong Kong Macau 2019, while Shinji by Kanesaka maintained its one-star Michelin rating. Jade Dragon was also included in the 2019 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the third consecutive year. Moreover, Yi at Morpheus has been included in the list of The Top 20 Best Restaurants in Hong Kong and Macau 2019 by Hong Kong Tatler, and was recommended by Michelin Guide Hong Kong Macau 2019 together with the contemporary French cuisine Voyages at Morpheus. Just a few months after its grand opening, Morpheus has been hailed as one of the “World’s Greatest Places” in 2018 by TIME magazine, as the only Macau entry on the list. It has also won the Most Valuable Brand Gold Award in the 2018 Business Awards of Macau and ArchDaily’s 2019 Building of the Year Award in the Hospitality Architecture Category.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was awarded the Excellence Award as the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the prestigious “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report.

Altira Macau

Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.

In 2018, Altira Macau had an average of approximately 104 gaming tables and 129 gaming machines operated as a Mocha Club at Altira Macau. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.

We consider Altira hotel, located within the 38-story Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas, as of December 31, 2018. A number of restaurants and dining facilities are available at Altira Macau, including a leading Mediterranean cuisine, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for ten consecutive years in 2019. It was also named one of the “World’s Most Luxurious Hotels” by Forbes Travel Guide. Altira Spa was selected as the Regional Winner in the “Luxury Fitness Spa” category and Country Winner in the “Luxury Wellness Spa” category at the 2018 World Luxury Spa Awards, and was honored as the Global Winner in the “Best Luxury Fitness Spa” category in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.

Altira Macau houses several award-winning restaurants. Its Mediterranean cuisine Aurora and its Japanese tempura specialist Tenmasa have both earned Forbes Travel Guide Five-Star recognition in the Forbes Travel Guide for the sixth and fifth consecutive year, respectively, in 2019, and were recommended by Michelin Guide Hong Kong Macau 2019. Its Cantonese restaurant, Ying, was awarded Forbes Travel Guide Four-Star recognition for the fifth consecutive year in 2019 and a Michelin star in the Michelin Guide Hong Kong Macau 2019 for the third consecutive year. In addition, Aurora, Tenmasa and Ying were winners of the “Best of Award Excellence of Wine Spectator” in 2015.

In recognition of their outstanding service and service management, Ying and Tenmasa also respectively received the Service Star Award in the “Deluxe Restaurant” and “First Class Restaurant” categories in the “Quality Tourism Services Accreditation Scheme 2017” organized by the Macau Government Tourism Office.

Studio City

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. In 2018, Studio City had an average of approximately 292 gaming tables and 957 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 45 VIP tables as of December 31, 2018. Such VIP rolling chip operations are operated by us, through Melco Resorts Macau. In January 2019, Melco Resorts Macau informed Studio City Entertainment Limited that it will cease VIP gaming operations at the Studio City Casino in January 2020. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a 4-D Batman flight simulator, an exclusive night club and a 5,000-seat multi-purpose live performance arena, as well as approximately 1,600 luxury hotel rooms, various food and beverage outlets and approximately 35,000 square meters (approximately 377,000 square feet) of themed and innovative retail space.

In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel Awards 2017-18. In addition, Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The Studio City property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Moreover, according to Forbes Travel Guide’s official 2019 Star Rating List, Studio City is currently one of only 11 Triple Five-Star Winners in the world, garnering the Forbes Travel Guide Five-Star recognition for its hotel, spa and restaurant. Studio City’s Star Tower once again received the Forbes Travel Guide Five-Star recognition in 2019, while Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the first time in 2019 and was named “World’s Most Luxurious Spa” by the Guide in 2018. Studio City’s signature Cantonese restaurant, Pearl Dragon, celebrated its first Forbes Travel Guide Five-Star recognition in 2019 and one-Michelin-starred establishment rank for the third consecutive year in the Michelin Guide Hong Kong Macau 2019, while Bi Ying has been once again recommended in the guidebook.

Studio City is located in Cotai, Macau. In addition to its diverse range of gaming and non-gaming offerings, Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a proposed light rail station, is a major competitive advantage, particularly as it relates to the mass market segment.

We are currently developing the remaining land for Studio City. Under our current plan, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2018, we have incurred approximately US$39.5 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.35 billion to US$1.40 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs) and an estimated construction period of approximately 32 months.

Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the remaining project for Studio City under the terms of a land concession contract which require us to fully develop the land on which Studio City is located by July 24, 2021. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — All our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.”

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

Mocha Clubs

Mocha Clubs comprise the largest non-casino based operations of electronic gaming machines in Macau. In 2018, Mocha Clubs had eight clubs with an average of approximately 1,336 gaming machines in operation (including approximately 129 gaming machines at Altira Macau). According to the DICJ, there was a total of 16,059 slot machines in the Macau market as of December 31, 2018. Mocha Clubs focus on general mass market players, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased premises or under right-to-use agreements.

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

The property’s total gross floor area is approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 2,300 slot machines, 1,200 electronic gaming tables and 380 gaming tables. In 2018, City of Dreams Manila had an average of approximately 1,708 slot machines, 221 electronic gaming tables and 300 gaming tables.

City of Dreams Manila has three hotels comprising Nüwa Manila, Nobu Manila and the recently-rebranded Hyatt Regency, with approximately 950 rooms in aggregate. City of Dreams Manila also has exciting entertainment venues: DreamPlay, a DreamWorks animation inspired interactive play space, which officially opened in June 2015; CenterPlay, a live performance central lounge within the casino; The VR Zone at The Garage, featuring top-of-class Virtual Reality technology situated inside a food park with a carefully curated selection of food and beverage trucks and trailers set in a comfortable, air-conditioned space; and K-Golf, an indoor golf simulator with state of the art technology that brings some of the most popular golf courses around the world in 3D graphics. City of Dreams Manila also has a retail boulevard, The Shops at the Boulevard, which is a retail strip interspersed within the food and beverage areas to provide customers with a broad range of shopping opportunities.

City of Dreams Manila is committed to providing the best in class luxury experiences in hospitality, dining and entertainment. With its exceptional facilities and services, the integrated resort’s luxury hotel brands Nüwa Manila was awarded Forbes Travel Guide Five-Star recognition in 2019, which also named it one of the World’s Most Luxurious Hotels; and Nobu Manila was recognized by the global authority in luxury travel with Forbes Travel Guide Four-Star recognition. Nüwa Spa was also awarded Forbes Travel Guide Four-Star recognition.

The integrated resort is conferred with various distinctions for exemplary performance by the Parañaque City government and in civic and business circles for its contributions to business, creation of jobs and promotion of Philippine’s tourism. Internationally, it was recognized in 2017 as one of the “23 Fanciest Casinos in the World” in townandcountry.com and in 2015 as “Casino/Integrated Resort of the Year” at the 8th International Gaming Awards.

In addition to the Forbes Travel Guide Star Awards of the hotels, TripAdvisor gave the “2017 Certificate of Excellence” and in the previous year, “Top 25 Luxury Hotels in the Philippines Travelers Choice Awards,” for the three luxury hotel brands. Nüwa Manila was awarded the 2016 International Hotel and Property Award for “Best Lobby/Public Area/Lounge” in the Global category and “Best Hotel over 200 Rooms in Asia Pacific” by Design Et Al, an international design magazine in Italy.

With more than 20 dining outlets located on property, signature restaurants and other dining options maintained the prestige of being recognized in prominent luxury magazines’ best restaurants list. The Tasting Room was awarded as one of the top 20 restaurants among the 173 entries in the Philippine Tatler’s Best Restaurants Guide (“BRG”) 2019 of the finest restaurants in the country and also during its first introduction in 2016. For the BRG top 20 list, Crystal Dragon was recognized from 2016 to 2018 and Nobu Manila in 2016. Red Ginger, Apu by Caviar, Hide Yamamoto and Ruby Jack’s Steakhouse and Bar were included in the latest list of best restaurants. Town and Country Philippines, in its annual Fabulous Dine Around Best Restaurants in 2017 and 2018, recognized Nobu Manila and Crystal Dragon in 2017 to be in its roster of 42 selected restaurants that it considered the best to offer an exclusive dining experience to food connoisseurs and influencers; and again in 2018, together with The Tasting Room which had reopened, among 61 restaurants. Nobu Manila was also commended in 2017 as “One of the 7 Premier Restaurants Putting Manila in the World’s Gastronomic Map” in the online edition of Conde Nast Traveler.

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

Our Development Projects

We are developing the remaining project of Studio City, which is currently expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2018, we have incurred approximately US$39.5 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.35 billion to US$1.40 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs) and a construction period of approximately 32 months. Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing.

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

City of Dreams

City of Dreams is located in Cotai, Macau, with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant has been amended in September 2010 and January 2014, respectively. Under the terms of the revised land concession, the development period was extended to January 28, 2018, the hotel to be developed was changed to a five-star hotel and the total developable gross floor area on the land was increased to 692,619 square meters (equivalent to approximately 7.5 million square feet). Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160 million), which was paid in full in January 2016. In January 2018, the Macau government approved the extension of the development period to June 11, 2018.

Under the current terms of the land concession, the annual government land use fees payable during the development are approximately MOP9.5 million (equivalent to approximately US$1.2 million) and the annual government land use fees payable after completion of development are approximately MOP9.9 million (equivalent to approximately US$1.2 million). The government land use fee amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

See note 21 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for City of Dreams.

The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use at City of Dreams, including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.

Altira Macau

Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet) under a 25-year land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In March 2006, the Macau government granted the land on which Altira Macau is located to Altira Resorts. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual government land use fees payable are approximately MOP1.5 million (equivalent to approximately US$190,000). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

See note 21 to the consolidated financial statements included elsewhere in this annual report for information about our future commitments as to government land use fees for Altira Macau.

The equipment utilized by Altira Macau in the casino and hotel is owned by us and held for use at Altira Macau, including the main gaming equipment and software, to support its table games and gaming machine operations, cage equipment, security and surveillance equipment and casino, hotel furniture, fittings and equipment.

Mocha Clubs

Mocha Clubs operate at premises with a total floor area of approximately 133,700 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Taipa Square	January 2005	G/F, 1/F and 2/F of Grand Dragon Hotel	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800
Mocha Altira	November 2017	Avenida De Kwong Tung, No. 786, 798, 816 e 840, Taipa, Macau	10,500

Total			133,700

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through June 2022, which are renewable upon reaching agreements with the owners.

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

The gross construction area of the Studio City site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). The gross construction area completed in the first phase was approximately 477,110 square meters (equivalent to approximately 5.1 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175 million) was paid in full in January 2015. In February 2018, the development period under the Studio City land concession contract was extended to July 24, 2021. Government land use fees of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable during the development stage. The annual government land use fees payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.

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

City of Dreams Manila

The City of Dreams Manila site is located on reclaimed land (“Project Reclaimed Land”). The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority (“PEA”). This acquisition occurred in 1995 as part of the R 1 Consortium’s compensation for the construction of PEA’s Manila-Cavite Coastal Road project. R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities in 1995. These two entities later merged with Belle Bay City Corporation (“Belle Bay”), which is 34.9% owned by Belle Corporation, being one of the Philippine Parties, with Belle Bay becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay was dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay’s plan of dissolution. Belle Corporation has exercised possession and other rights over the Project Reclaimed Land since this allocation. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. In 2010, Belle Corporation and the Philippine Social Security System entered into a lease agreement for that land portion.

Melco Resorts Leisure does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, Melco Resorts Leisure leases the Project Reclaimed Land and buildings from Belle Corporation under the Lease Agreement. Part of the land covered under the Lease Agreement is leased by Belle Corporation from the Philippine Social Security System under a lease agreement entered into between Belle Corporation and the Social Security System in 2010.

Other Premises

Grand Dragon Casino (formerly known as Taipa Square Casino) premises, including the fit-out and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel (formerly, the Hotel Taipa Square) in Macau and occupy a floor area of approximately 2,450 square meters (equivalent to approximately 26,400 square feet). We operate Grand Dragon Casino under a right-to-use agreement.

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong and Japan. We lease all of our office and storage premises.

Advertising and Marketing

We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and explores media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. A sales team has been established that directly liaises with current and potential customers within target Asian countries in order to grow and retain high-end customers. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. In Macau and the Philippines, we employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contributions. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising, sales and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.

Customers

We seek to cater to a broad range of customers through our diverse gaming and non-gaming facilities and amenities across our major existing operating properties.

Non-Gaming Patrons

In addition to its mass market and rolling chip gaming offerings, City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high-end casino and hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-style non-casino based electronic gaming experience. Studio City is designated to primarily target mass market guests through its vast array of non-gaming amenities and entertainment attractions.

City of Dreams Manila features different entertainment venues: DreamPlay, a family entertainment center which features a children’s concierge and supervision service and activities catering to children aged four and above; Centerplay, a live performance central lounge within the casino; and the two facilities introduced in November 2018: the VR Zone and K-Golf. With these diverse entertainment venues and attractions, we believe City of Dreams Manila will be able to leverage on the experiences of City of Dreams in Macau, which has developed world-class attractions such as The House of Dancing Water and the Club Cubic nightclub.

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

Gaming Promoters

A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. While rolling chip players sourced by gaming promoters do not earn direct gaming-related rebates from us, we pay commissions and provide other complimentary services to gaming promoters.

In both Macau and Manila, we engage gaming promoters to promote our VIP gaming rooms primarily due to the gaming promoters’ knowledge of and experience within the regional gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau and Manila, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff while gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. For City of Dreams Manila, we leverage our extensive sales reach within Asia to the extent permissible by applicable laws, particularly to the sizable international customer base largely developed through our Macau operations and our strong relationships with gaming promoters in Macau and the rest of Asia. Melco Resorts Leisure works with Melco Resorts Macau to develop cross promotional marketing campaigns that position the Philippines as an additional gaming and tourist destination to guests at our properties and our gaming promoter networks. We expect to continue to evaluate and selectively add or remove gaming promoters going forward.

In Macau, we typically enter into gaming promoter agreements for a one-year term that are automatically renewed in subsequent years unless otherwise terminated. The gaming promoter agreements may be terminated (i) by either party without cause upon 15 days advance written notice, (ii) upon advice from the DICJ or any other gaming regulator to cease having dealings with the gaming promoter or if the DICJ cancels or fails to renew the gaming promoter’s license, (iii) if the gaming promoter fails to meet the minimum rolling chip volume it agreed to with us, (iv) if the gaming promoter enters or is placed in receivership or provisional liquidation or liquidation, an application is made for the winding up of the gaming promoter, the gaming promoter becomes insolvent or makes an assignment for the benefit of its creditors or an encumbrancer takes possession of any of the gaming promoter’s assets or (v) if any party to the agreement is in material breach of any of the terms of the agreement and fails to remedy such breach within the timeframe outlined in the agreement. Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. To encourage gaming promoters to use our VIP gaming rooms for rolling chip patrons, our gaming promoters may receive complimentary allowances for food and beverage, hotel accommodation and transportation. Under the Administrative Regulation 27/2009 governing gaming promotion activity as promulgated by the Macau government, these allowances must be included in the 1.25% regulatory cap on gaming promoter commissions on rolling chip volume-based arrangements.

We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a customary practice in both Macau and Manila gaming markets, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to and, subsequently collecting credit, from their players.

We extend interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods under credit agreements that are separate from the gaming promoter agreements. Credit is also granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and various settlement procedures, including our credit committee review and other checks performed by our cage, count and credit department, to evaluate the liquidity and financial health of gaming promoters to whom we grant such credit. These procedures allow us to calculate the commissions payable to a gaming promoter and to determine the amount which can be offset, together with any other values held by us from the gaming promoter, against the outstanding credit balances owed by a gaming promoter. Credit is granted to a gaming promoter based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. If we determine that a gaming promoter has good credit history and a track record of large business volumes, we may extend credit exceeding one month of commissions payable. This credit is typically unsecured. Although the amount of such credit may exceed the amount of accrued commissions payable to, and any other amounts of value held by us from, the gaming promoters, we generally obtain personal checks and/or promissory notes from guarantors or other forms of collateral. We have in place internal controls and credit policies and procedures to manage such credit risks.

We aim to pursue overdue debts from gaming promoters and premium direct players. This collection activity includes, as applicable, frequent personal contact with the debtor, notices of delinquency and litigation. However, we may not be able to collect all of our gaming receivables from our credit customers and gaming promoters. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”

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

Market and Competition

We believe that the gaming markets in Macau and the Philippines are and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders, other PAGCOR license holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties.

Macau Gaming Market

In 2018, 2017 and 2016, Macau generated approximately US$37.5 billion, US$32.9 billion and US$27.7 billion of gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.

Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 9.4% in 2016. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-on-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-on-year basis according to the DICJ.

The mass market table games segment accounted for 40.2% of market-wide gross gaming revenues in 2018, compared to 38.3% in 2017 and 41.6% in 2016, according to the DICJ. With our large exposure to the mass market table games segment in the fast growing Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market.

While industry trends in Macau have improved since the third quarter of 2016, Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users.

We believe the long-term growth in gaming and non-gaming revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 35.8 million in 2018, increasing by 9.8% compared to 2017. While visitors from China represented 70.6%, increasing by 13.8% compared to 2017, visitors from Hong Kong and Taiwan represented 17.7% and 3.0%, of all visitors to Macau in 2018, respectively.

Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, in which Mr. Lawrence Ho, our chairman and chief executive officer, and his family members have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by MGM-Mirage and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy granted a subconcession to VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation. Melco Resorts Macau obtained its subconcession under the concession of Wynn Macau.

SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is currently developing its project in Cotai which is expected to open in 2019.

Wynn Macau opened the Wynn Macau in September 2006 on the Macau Peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.

Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing Phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and operational in 2020.

VML operates Sands Macao on the Macau Peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao, the Sands Cotai Central and the Parisian Macao and has announced the re-branding and redevelopment of Sands Cotai Central into The Londoner Macao.

MGM Grand Paradise opened its MGM Macau in December 2007, which is located next to Wynn Macau on the Macau Peninsula, and its MGM Cotai in February 2018.

The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing, casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2018 was 6,588. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.

Philippine Gaming Market

We expect City of Dreams Manila to benefit from growth in the local and regional gaming demand, supported by improved infrastructure and strong growth in tourism to the Philippines. The Philippine economy is one of the fastest growing economies in the region, with favorable demographics and an expected increase in consumer spending, which we believe will benefit the Philippine gaming market. City of Dreams Manila, however, presently faces stronger competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. as well as the Philippine Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.

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

Intellectual Property

We have applied for and/or registered certain trademarks, including “Morpheus”, “Altira”, “Mocha Club”, “City of Dreams”, “Nüwa”, “The Countdown”, “City of Dreams Manila”, “Studio City”, “Melco Resorts Philippines” and “Melco Resorts & Entertainment” in Macau, the Philippines and/or other jurisdictions. We have also applied for or registered in Macau, the Philippines and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau and City of Dreams Manila.

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

•

The Macau government also has the power to supervise concessionaires and subconcessionaires in order to assure financial stability and capability. See “— Gaming Licenses — The Subconcession Contract in Macau.”

•

Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any shareholder of a concessionaire or subconcessionaire holding shares equal to or in excess of 5% of such concessionaire’s or subconcessionaire’s share capital who is found unsuitable will be required to dispose of such shares by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such shares must be acquired by the concessionaire or subconcessionaire. Melco Resorts Macau will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with it, Melco Resorts Macau:

•	pays that person any dividend or interest upon its shares;

•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;

•	pays remuneration in any form to that person for services rendered or otherwise; or

•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.

•

The Macau government also requires prior approval for the creation of a lien over shares or property (comprising a casino and gaming equipment and utensils) of a concession or subconcession holder. In addition, the creation of restrictions on its shares in respect of any public offering also requires the approval of the Macau government to be effective.

•

The Macau government must give its prior approval to changes in control through a merger, consolidation, shares acquisition, or any act or conduct by any person whereby such person obtains control. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government with regards to a variety of stringent standards prior to assuming control. The Macau government may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.

Non-compliance with these obligations could lead to the revocation of Melco Resorts Macau’s subconcession and could materially adversely affect our gaming operations.

The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed policies, regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, the number of gaming tables that may be operated in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instruction on responsible gaming, restrictions on the utilization of mass market gaming tables for VIP gaming operations and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect our gaming operations. Our inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect our gaming operations.

Gaming Promoters Regulations

Macau Administrative Regulation no. 6/2002, as amended pursuant to Administrative Regulation no. 27/2009, or the Gaming Promoters Regulation, regulates licensing of gaming promoters and the operations of gaming promotion business by gaming promoters. Applications to the DICJ by those seeking to become licensed gaming promoters must be sponsored by a concessionaire or subconcessionaire. Such concessionaire or subconcessionaire must confirm that it may contract the applicant’s services subject to the latter being licensed. Licenses are subject to annual renewal and a list of licensed gaming promoters is published every year in the Macau Official Gazette. The DICJ monitors each gaming promoter and its staff and collaborators. In October 2015, the DICJ issued specific accounting related instructions applicable to gaming promoters and their operations. Any failure by the gaming promoters to comply with such instructions may impact their license and ability to operate in Macau.

In addition, concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters and collaborators within their casinos. In addition to the licensing and suitability assessment procedures performed by the DICJ, all of our gaming promoters undergo a thorough internal vetting process. We conduct background checks and also conduct periodic reviews of the activities of each gaming promoter, its employees and its collaborators for possible non-compliance with Macau legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable anti-money laundering laws and regulations as well as tax withholding requirements.

Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, effective as of September 11, 2009, a commission cap of 1.25% of net rolling has been in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines, ranging from MOP100,000 (equivalent to approximately US$12,397) up to MOP500,000 (equivalent to approximately US$61,985) on gaming operators that do not comply with the cap and other fines, ranging from MOP50,000 (equivalent to approximately US$6,198) up to MOP250,000 (equivalent to approximately US$30,992) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.

The Macau government is currently considering amending the Macau Administrative Regulation no. 6/2002. The Macau government is, among other things, proposing that the licensing requirements for gaming promoters be more stringent and restrictive, the imposition of new penalties and the increase of the amounts of current fines.

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

Access to Casinos and Gaming Areas Regulations

Under Law no. 10/2012, as amended pursuant to Law no. 17/2018, the minimum age required for entrance into casinos in Macau is 21 years of age. The director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos or gaming areas, after considering their special technical qualifications. In addition, off-duty gaming related employees of gaming operators and gaming promoters may not, starting from December 2019, access any casinos or gaming areas, except during the Chinese New Year festive season or under specific circumstances.

Smoking Regulations

Under the Smoking Prevention and Tobacco Control Law, as amended pursuant to Law no. 9/2017, from January 1, 2019, smoking on casino premises is only permitted in authorized segregated smoking lounges with no gaming activities and such smoking lounges are required to meet certain standards determined by the Macau government.

Anti-Money Laundering Regulations in Macau

In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006 (as amended pursuant to Law 3/2017), the Administrative Regulation 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction 1/2016 in effect from May 13, 2016, govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos in Macau. Under these laws and regulations, we are required to:

•	implement internal procedures and rules governing the prevention of anti-money laundering and terrorism financing crimes which are subject to prior approval from DICJ;

•	identify and evaluate the money laundering and terrorism financing risk inherent to gaming activities;

•

identify any customer who is in a stable business relationship with Melco Resorts Macau, who is a politically exposed person or any customer or transaction where there is a signs of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;

•	refuse to deal with any of our customers who fail to provide any information requested by us;

•	keep records on the identification of a customer for a period of five years;

•	establish a regime for electronic transfers;

•	keep individual records of all transactions related to gaming which involve credit securities;

•

keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$992) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,876) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.

Under Article 2 of Administrative Regulation 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction 1/2016, we are required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$61,985) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.

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

Control of Cross-border Transportation of Cash Regulations

On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,876) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$124) and not exceeding MOP500,000 (equivalent to approximately US$61,985)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Gaming Industry and Our Operations in Macau — Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.”

Prevention and Suppression of Corruption in External Trade Regulations

In addition to the general criminal laws regarding corrupt practices in the public and private sector that are in force in Macau, on January 1, 2015, Law no. 10/2014, criminalizing corruption acts in external trade and providing for a system for prevention and suppression of such criminal acts came into effect in Macau. Our internal policies, address this issue.

Asset Freezing Enforcement Regulations

On August 29, 2016, Law no. 6/2016 with respect to the framework for the enforcement of asset freezing orders, which comprised of United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction, was enacted. Under this law, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Asset Freeze Coordination Commission must assist the Chief Executive in all technical aspects of such enforcement. Among other entities, gaming operators are subject to certain obligations and duties regarding the freezing of assets ordered by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.

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

The applicable regime in Macau with regard to intellectual property rights is defined by two main laws. The Industrial Property Code (Decree-Law no. 97/99/M, as amended pursuant to Law no. 11/2001), covers (i) inventions meeting the patentability requirements; (ii) semiconductor topography products; (iii) trademarks; (iv) designations of origin and geographical indications; and (v) awards. The Regime of Copyright and Related Rights (Decree-Law no. 43/99/M, as amended by Law no. 5/2012), protects intellectual works and creations in the literary, scientific and artistic fields, by copyright and related rights. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.”

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

The legal framework requires that certain procedures must be adopted before collecting, processing and/or transferring personal data, including obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP prior to processing personal data.

Labor Quotas Regulations

All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident unskilled workers from China and other regions or countries. Non-resident skilled workers are also subject to the issuance of a work permit by the Macau government, which is given individually on a case-by-case basis. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled workers from China and the other to import non-skilled workers from all other countries. Melco Resorts Macau is not currently allowed to hire non-Macau resident dealers and supervisors under Macau government’s policy.

Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illness for all employees.

Land Regulations

Land in Macau is legally divided into plots. In most cases, private interests in real property located in Macau are obtained through long-term leases from the Macau government.

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

Restrictions on Distribution of Profits

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2018, the aggregate balance of the reserves of all our Macau subsidiaries amounted to US$31.5 million.

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

The ownership and operation of casino gaming facilities in the Philippines are subject to the regulatory supervision of PAGCOR. See “— Gaming Licenses — PAGCOR Licenses in the Philippines” below for more details.

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

The Anti-Money Laundering Council and PAGCOR have also recently released regulations and guidelines on compliance and we are currently adjusting our anti-money laundering policies for our Philippine operations to these new rules and regulations.

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

All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,191) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,595) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$124) per annum per electric or mechanical gaming.

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

Development of Gaming Projects/Financial Obligations. The Subconcession Contract requires us to make a minimum investment in Macau of MOP4.0 billion (equivalent to approximately US$495.9 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that as of the date of the confirmation, we had invested over MOP4.0 billion (equivalent to approximately US$495.9 million) in our projects in Macau.

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

See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Gaming Industry and Our Business in the Philippines — MRP’s gaming operations are dependent on the Regular License issued by PAGCOR.”

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

During the five-year period from 2012 through 2016, an annual payment of MOP22.4 million (equivalent to approximately US$2.8 million) was payable by Melco Resorts Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the five-year period from 2017 through 2021, the annual payment payable by Melco Resort Macau is of MOP18.9 million (equivalent to approximately US$2.3 million). Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. However, we cannot assure you that the same arrangement will be applied beyond 2021 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

Melco Resorts Macau is subject to Macau gaming tax based on gross gaming revenue in Macau. These gaming taxes are an assessment on Melco Resorts Macau’s gaming revenue and are recorded as casino expense.

The Macau government granted to Altira Resorts (formerly, Altira Hotel), in 2007, and COD Resorts (formerly, COD Hotels), in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, The Countdown, Nüwa and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or is operated by them. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau complementary tax. The transfer of the declaration of utility purpose to COD Resorts and Altira Resorts was requested on November 8, 2017 and was duly approved by the Macau government.

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

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 27, 2019:

Notes:

(1)

Based on 1,401,047,204 shares outstanding as of March 27, 2019. The 1,401,047,204 shares outstanding include shares held by our depositary bank to facilitate the administration and operation of our share incentive plans. Such shares represent 1.43% of the Company’s outstanding shares as of March 27, 2019. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans.”

(2)

The remaining 50% of the equity interests of these companies are owned by Studio City Holdings Five Limited, a wholly-owned subsidiary of SCI. The 50% interest held by Studio City Holdings Five Limited in various Studio City companies incorporated in the British Virgin Islands is non-voting.

(3)

3.96% and 1% of the equity interests are owned by Studio City Holdings Four Limited and Studio City Holdings Five Limited, respectively. Studio City Holdings Four Limited is a wholly-owned subsidiary of SCI.

(4)	3.057% of the equity interests are owned by MPHIL Corporation, a wholly-owned subsidiary of MCO Investments.

(5)	0.02% of the equity interests are owned by Studio City Holdings Five Limited.

(6)	The remaining 5% of the equity interests are owned by MCO Nominee Two Limited.

(7)	Five shares (representing less than 0.01% of the issued share capital) are owned by five nominee directors of each relevant company.

(8)

New Cotai, LLC owns 72,511,760 Class B ordinary shares of SCI. In addition, based on information contained in the Schedule 13G filed by Silver Point Capital L.P., Edward A. Mulé and Robert J. O’Shea with the SEC on February 14, 2019, as of December 31, 2018, certain affiliates of New Cotai, LLC beneficially own SC ADSs representing 41,622,800 Class A ordinary shares of SCI.

See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” for more information regarding the beneficial ownership of Melco International in our Company and “Exhibit 8.1 — List of Significant Subsidiaries.”

D. PROPERTY, PLANT AND EQUIPMENT

See “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Investing Activities” and “— Other Financing and Liquidity Matters” for information regarding our material tangible property, plant and equipment.

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

A. OPERATING RESULTS

Operations

Our primary business segments consist of:

Macau

City of Dreams

In 2018, City of Dreams had an average of approximately 476 gaming tables and approximately 724 gaming machines. In January 2019, the Macau government authorized Melco to operate 40 additional gaming tables at City of Dreams. As of December 31, 2018, City of Dreams offered approximately 2,170 hotel rooms, suites and villas (inclusive of the approximately 770 rooms, suites and villas offered by Morpheus following its opening in June 2018), approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The opening of Morpheus in June 2018 also provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water produced by Franco Dragone. The Club Cubic nightclub features approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.

We opened Morpheus, the third phase of City of Dreams, in June 2018.

For the years ended December 31, 2018, 2017 and 2016, net revenues generated from City of Dreams amounted to US$2,543.7 million, US$2,666.3 million and US$2,590.8 million, representing 49.3%, 50.5% and 57.3% of our total net revenues, respectively.

Altira Macau

In 2018, Altira Macau had an average of approximately 104 gaming tables and 129 gaming machines operated as a Mocha Club at Altira Macau. In addition, Altira Macau had approximately 230 hotel rooms as of December 31, 2018 and features several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2018, 2017 and 2016, net revenues generated from Altira Macau amounted to US$471.3 million, US$446.1 million and US$439.1 million, representing 9.1%, 8.4% and 9.7% of our total net revenues, respectively.

Studio City

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a current focus on the mass market segment and complemented with junket and premium direct VIP rolling chip operations in Asia and, in particular, from Greater China. In January 2019, Melco Resorts Macau informed Studio City Entertainment Limited that it will cease VIP gaming operations at the Studio City Casino in January 2020. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate. Studio City opened its doors to customers in October 2015. In October 2018, Studio City listed its SC ADS on the New York Stock Exchange, following which we continued to retain a majority equity interest in SCI. In 2018, Studio City had an average of approximately 292 gaming tables and 957 gaming machines. For the years ended December 31, 2018, 2017 and 2016, net revenues generated from Studio City amounted to US$1,368.4 million, US$1,363.4 million and US$838.2 million, representing 26.5%, 25.8% and 18.5% of our total net revenues, respectively.

Mocha Clubs

In 2018, Mocha Clubs had eight clubs with an average of approximately 1,336 gaming machines in operation (including approximately 129 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including day-trip customers, outside the conventional casino setting. For the years ended December 31, 2018, 2017 and 2016, net revenues generated from Mocha Clubs amounted to US$113.4 million, US$121.3 million and US$120.5 million, representing 2.2%, 2.3% and 2.7% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2018, 2017 and 2016, gaming machine revenues represented 97.7%, 97.3% and 97.4% of net revenues generated from Mocha Clubs, respectively.

Corporate and Other

Corporate and Other primarily includes Grand Dragon Casino (formerly known as Taipa Square Casino), a casino on Taipa Island, Macau, operating within Grand Dragon Hotel (formerly known as Hotel Taipa Square), which we operate under a right-to-use agreement, and other corporate costs. For the years ended December 31, 2018, 2017 and 2016, net revenues generated from Corporate and Other amounted to US$48.8 million, US$38.5 million and US$39.5 million, representing 0.9%, 0.7% and 0.9% of our total net revenues, respectively.

Philippines

City of Dreams Manila

City of Dreams Manila opened its doors to customers in December 2014, with a grand opening in the first quarter of 2015. In 2018, City of Dreams Manila had an average of approximately 1,708 slot machines, 221 electronic gaming tables and 300 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2018, 2017 and 2016, net revenues generated from City of Dreams Manila amounted to US$612.9 million, US$649.3 million and US$491.2 million, representing 11.9%, 12.3% and 10.9% of our total net revenues, respectively.

Summary of Financial Results

For the year ended December 31, 2018, our total net revenues were US$5.16 billion, a decrease of 2.4% from US$5.28 billion of net revenues for the year ended December 31, 2017. The decrease in net revenues was primarily attributable to higher commissions reported as a reduction in revenue upon the Company’s adoption of the New Revenue Standard, partially offset by higher gross gaming revenues in all gaming segments. Net income attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2018 was US$351.5 million, as compared to net income of US$347.0 million for the year ended December 31, 2017.

	Year Ended December 31,
	2018	2017	2016
	(in thousands of US$)
Net revenues	$5,158,509	$5,284,823	$4,519,396
Total operating costs and expenses	(4,531,673)	(4,677,211)	(4,156,280)
Operating income	626,836	607,612	363,116
Net income attributable to Melco Resorts & Entertainment Limited	$351,515	$347,002	$175,906

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

•	On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion, together with accrued interest

•	On June 15, 2018, Morpheus commenced operations with its grand opening on the same date

•	On August 31, 2018, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP5.5 billion, together with accrued interest

•	In October 2018, SCI completed its initial public offering of 28,750,000 SC ADSs (equivalent to 115,000,000 Class A ordinary shares of SCI)

•	In November 2018, SCI completed the exercise by the underwriters of their over-allotment option in full to purchase an additional 4,312,500 SC ADSs from SCI

•

On December 13, 2018, MCO Investments completed the MRP Tender Offer and, together with an additional of 107,475,300 MRP Shares acquired by MCO Investments on or after December 6, 2018, increased the Company’s equity interest in MRP from approximately 72.8% immediately prior to the announcement of the MRP Tender Offer to approximately 97.9% as of December 31, 2018

•	On December 28, 2018, Melco Resorts Leisure redeemed all of the Philippine Notes which remained outstanding

•	On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in an aggregate principal amount of US$400.0 million, together with accrued interest

Key Performance Indicators (KPIs)

We use the following KPIs to evaluate our casino operations, including table games and gaming machines:

•	Rolling chip volume: the amount of non-negotiable chips wagered and lost by the rolling chip market segment.

•

Rolling chip win rate: rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume.

•	Mass market table games drop: the amount of table games drop in the mass market table games segment.

•

Mass market table games hold percentage: mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop.

•	Table games win: the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues.

•	Gaming machine handle: the total amount wagered in gaming machines.

•

Gaming machine win rate: gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle.

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

Our combined expected rolling chip win rate across our properties is in the range of 2.7% to 3.0%.

We use the following KPIs to evaluate our hotel operations:

•

Average daily rate: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms occupied, including complimentary rooms, i.e., average price of occupied rooms per day.

•	Occupancy rate: the average percentage of available hotel rooms occupied, including complimentary rooms, during a period.

•

Revenue per available room, or REVPAR: calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues

Our total net revenues for the year ended December 31, 2018 were US$5.16 billion, a decrease of US$0.13 billion, or 2.4%, from US$5.28 billion for the year ended December 31, 2017. The decrease in total net revenues was primarily attributable to higher commissions reported as a reduction in revenue upon the Company’s adoption of the New Revenue Standard, partially offset by higher gross gaming revenues in all gaming segments. The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, total net revenues for the year ended December 31, 2018 would have been US$5.56 billion, which would have represented an increase of US$0.27 billion, or 5.2%, from US$5.28 billion for the year ended December 31, 2017.

Our total net revenues for the year ended December 31, 2018 consisted of US$4.46 billion of casino revenues, representing 86.5% of our total net revenues, and US$694.8 million of non-casino revenues. Our total net revenues for the year ended December 31, 2017 consisted of US$4.94 billion of casino revenues, representing 93.4% of our total net revenues, and US$347.2 million of net non-casino revenues (total non-casino revenues after deduction of promotional allowances).

Casino. Casino revenues for the year ended December 31, 2018 were US$4.46 billion, representing a US$0.47 billion, or 9.6%, decrease from casino revenues of US$4.94 billion for the year ended December 31, 2017, primarily due to higher commissions reported as a reduction in casino revenues and promotional allowances netted against casino revenues upon the Company’s adoption of the New Revenue Standard, partially offset by higher gross gaming revenues in all gaming segments.

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2018 was US$22.4 billion, representing an increase of US$5.2 billion, or 29.9%, from US$17.2 billion for the year ended December 31, 2017. The rolling chip win rate was 3.03% for the year ended December 31, 2018, and decreased from 3.06% for the year ended December 31, 2017. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$529.1 million for the year ended December 31, 2018, representing an increase of 23.3% from US$429.2 million for the year ended December 31, 2017. The mass market table games hold percentage was 19.3% for the year ended December 31, 2018, increasing from 17.5% for the year ended December 31, 2017. Average net win per gaming machine per day was US$137 for the year ended December 31, 2018, an increase of US$31, or 29.0%, from US$106 for the year ended December 31, 2017.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2018 of US$45.4 billion represented a decrease of US$2.1 billion, or 4.4%, from US$47.4 billion for the year ended December 31, 2017. The rolling chip win rate was 2.88% for the year ended December 31, 2018 and was in line with our expected range of 2.7% to 3.0%, but decreased from 2.97% for the year ended December 31, 2017. In the mass market table games segment, drop was US$5.01 billion for the year ended December 31, 2018 which represented an increase of US$0.51 billion, or 11.2%, from US$4.50 billion for the year ended December 31, 2017. The mass market table games hold percentage was 30.3% for the year ended December 31, 2018, decreasing from 32.4% for the year ended December 31, 2017. Average net win per gaming machine per day was US$737 for the year ended December 31, 2018, an increase of US$180, or 32.3%, from US$557 for the year ended December 31, 2017.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2018 was US$258, a decrease of US$14, or 5.2%, from US$272 for the year ended December 31, 2017.

Studio City. Studio City Casino’s rolling chip volume was US$21.2 billion for the year ended December 31, 2018, and increased from US$19.0 billion for the year ended December 31, 2017. The rolling chip win rate was 2.97% for the year ended December 31, 2018, and decreased from 3.16% for the year ended December 31, 2017. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$3.27 billion for the year ended December 31, 2018, and increased from US$2.91 billion for the year ended December 31, 2017. The mass market table games hold percentage was 26.5% for the year ended December 31, 2018, demonstrating an increase from 26.1% for the year ended December 31, 2017. Average net win per gaming machine per day was US$240 for the year ended December 31, 2018, an increase of US$15, or 6.7%, from US$225 for the year ended December 31, 2017.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2018 was US$11.1 billion, representing a decrease of US$0.4 billion, or 3.6%, from US$11.5 billion for the year ended December 31, 2017. The rolling chip win rate was 3.21% for the year ended December 31, 2018, and increased from 3.10% for the year ended December 31, 2017. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$787.3 million for the year ended December 31, 2018, representing an increase of US$100.3 million, or 14.6%, from US$686.9 million for the year ended December 31, 2017. The mass market table games hold percentage was 31.7% for the year ended December 31, 2018, demonstrating an increase from 29.6% for the year ended December 31, 2017. Average net win per gaming machine per day was US$278 for the year ended December 31, 2018, an increase of US$7, or 2.6%, from US$271 for the year ended December 31, 2017.

Rooms. Room revenues (including complimentary rooms) for the year ended December 31, 2018 were US$311.0 million, representing an increase of US$39.5 million, or 14.6%, from room revenues (including complimentary rooms) of US$271.5 million for the year ended December 31, 2017. The increase was primarily due to increase in room revenues at City of Dreams as a result of the opening of Morpheus in June 2018.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2018	2017	2018	2017	2018	2017
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	189	204	99%	96%	188	196
City of Dreams	212	202	97%	97%	206	196
Studio City	138	140	100%	99%	138	138
City of Dreams Manila	159	158	98%	96%	156	152

Food, beverage and others. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2018 included food and beverage revenues of US$204.2 million and entertainment, retail and other revenues of US$179.6 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2017 included food and beverage revenues of US$185.0 million and entertainment, retail and other revenues of US$203.8 million. The slight decrease of US$5.0 million in food, beverage and other revenues from the year ended December 31, 2017 to the year ended December 31, 2018 was primarily due to lower entertainment, retail and other revenues in Studio City as a result of closure of a non-gaming attraction for remodeling in late 2017 and closure of certain retail shops for expansion of the northeast entrance of Studio City in mid-2017, partially offset by higher food and beverage revenues at City of Dreams as a result of the opening of new restaurants in Morpheus.

Operating costs and expenses

Total operating costs and expenses were US$4.53 billion for the year ended December 31, 2018, representing a decrease of US$0.15 billion, or 3.1%, from US$4.68 billion for the year ended December 31, 2017.

Casino. Casino expenses decreased by US$0.39 billion, or 11.5%, to US$2.98 billion for the year ended December 31, 2018 from US$3.37 billion for the year ended December 31, 2017 primarily due to the decrease in commissions as all commissions were reported as a reduction in revenue upon the Company’s adoption of the New Revenue Standard and a decrease in casino expenses resulted from the adoption of the New Revenue Standard since the costs of providing complimentary services were no longer included in casino expenses, partially offset by an increase in gaming tax as a result of increased gaming volumes and associated higher revenues.

Rooms. Room expenses, which represent the costs of operating the hotel facilities were US$78.4 million and US$32.6 million for the years ended December 31, 2018 and 2017, respectively. The increase was primarily due to the opening of Morpheus in June 2018 and the costs of providing complimentary rooms were included in room expenses instead of casino expenses upon the Company’s adoption of the New Revenue Standard on January 1, 2018 under the modified retrospective method.

Food, beverage and others. Food, beverage and other expenses were US$253.6 million and US$146.2 million for the years ended December 31, 2018 and 2017, respectively. The increase was primarily due to the costs of providing complimentary food and beverage and entertainment services which were included in food, beverage and other expenses instead of casino expenses upon the Company’s adoption of the New Revenue Standard on January 1, 2018 under the modified retrospective method.

General and administrative. General and administrative expenses increased by US$33.5 million, or 7.2%, to US$500.6 million for the year ended December 31, 2018 from US$467.1 million for the year ended December 31, 2017, primarily due to a one-time special gift granted to non-management employees, an increase in aircraft expenses, maintenance costs and other general and administrative expenses to support continuing and expanding operations in 2018.

Payments to the Philippine Parties. Payments to the Philippine Parties increased to US$60.8 million for the year ended December 31, 2018 from US$51.7 million for the year ended December 31, 2017, due to the improvement in gaming operations and resulting increase in revenues from gaming operations in City of Dreams Manila.

Pre-opening costs. Pre-opening costs were US$37.4 million and US$2.3 million for the years ended December 31, 2018 and 2017, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up operations. The pre-opening costs in the year ended December 31, 2018 was mainly related to the marketing and opening event of Morpheus, and the marketing of the new stunt show — Elēkron at Studio City.

Development costs. Development costs were US$23.0 million and US$31.1 million for the years ended December 31, 2018 and 2017, respectively, which predominantly related to marketing and promotion costs as well as professional and consultancy fees for corporate business development.

Amortization of gaming subconcession. Amortization expenses for our gaming subconcession continued to be recognized on a straight-line basis and were US$56.8 million and US$57.2 million for the years ended December 31, 2018 and 2017, respectively.

Amortization of land use rights. Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$22.6 million and US$22.8 million for the years ended December 31, 2018 and 2017, respectively.

Depreciation and amortization. Depreciation and amortization expenses increased by US$24.1 million, or 5.2%, to US$484.6 million for the year ended December 31, 2018 from US$460.5 million for the year ended December 31, 2017. The increase was primarily due to the opening of Morpheus in June 2018, partially offset by the decrease due to certain assets becoming fully depreciated during the year ended December 31, 2018.

Property charges and other. Property charges and other for the year ended December 31, 2018 were US$29.1 million, which primarily included repairs and maintenance costs incurred for our Macau properties as a result Typhoon Hato and Typhoon Mangkhut net with the insurance recovery received in 2018 of US$10.6 million, labor remuneration adjustments in City of Dreams Manila resulting from increased business volumes and general wage inflation of US$7.2 million and termination costs for a lease agreement of US$4.2 million. Property charges and other for the year ended December 31, 2017 were US$31.6 million, which primarily included the asset write-offs and impairments of US$30.9 million as a result of the remodel of gaming and non-gaming attractions as well as retail and food and beverage outlets at our properties, US$3.8 million Typhoon Hato donation, US$3.7 million license termination fee and consulting fee as a result of the rebranding of our hotel properties at City of Dreams, US$3.1 million termination costs as a result of departmental restructuring, partially offset by the net gain of US$10.3 million from the insurance recovery on property damage and other costs incurred for our Macau properties as a result of Typhoon Hato.

Non-operating expenses, net

Net non-operating expenses consist of interest income, interest expenses, net of capitalized interest, loan commitment and other finance fees, foreign exchange (losses) gains, net, loss on extinguishment of debt and other non-operating income, net.

Interest income was US$5.5 million for the year ended December 31, 2018, as compared to US$3.6 million for the year ended December 31, 2017.

Interest expenses were US$264.9 million (net of capitalized interest of US$21.1 million) for the year ended December 31, 2018, compared to US$255.8 million (net of capitalized interest of US$37.5 million) for the year ended December 31, 2017. The increase in interest expenses (net of interest capitalization) of US$9.1 million was primarily due to lower interest capitalization of US$16.4 million associated with the cessation of interest capitalization for Morpheus since its opening in June 2018 and the interest expenses arisen from the drawdown of the revolving credit facility under the 2015 Credit Facilities during the year ended December 31, 2018, partially offset by lower interest expenses on Philippine Notes since it was partially redeemed in October 2017 and fully redeemed during the year ended December 31, 2018, as well as lower amortization of deferred financing costs.

Loan commitment and other finance fees for the year ended December 31, 2018 amounted to US$4.6 million, compared to US$6.1 million for the year ended December 31, 2017. The decrease was primarily due to the decrease in loan commitment fees as a result of the drawdown of the revolving credit facility under the 2015 Credit Facilities during the year ended December 31, 2018.

Loss on extinguishment of debt for the year ended December 31, 2018 was US$3.5 million, represented the write-off of unamortized deferred financing costs as a result of partial redemption of 2012 Studio City Notes and full redemption of the remaining Philippine Notes. Loss on extinguishment of debt for the year ended December 31, 2017 was US$49.3 million, represented a portion of the unamortized deferred financing costs and redemption costs of the 2013 Senior Notes that were not eligible for capitalization as a result of refinancing and the write-off of unamortized deferred financing costs as a result of partial redemption of the Philippine Notes.

Costs associated with debt modification for the year ended December 31, 2017 were US$2.8 million, which represented a portion of underwriting fee, legal and professional fees incurred for refinancing of the 2013 Senior Notes that were not eligible for capitalization. We incurred nil costs associated with debt modification for the year ended December 31, 2018.

Income tax credit

Income tax credit for the year ended December 31, 2018 was primarily attributable to a net deferred tax credit of US$2.4 million and over provision of income tax in prior years of US$1.5 million, partially offset by a lump sum tax payable of US$2.3 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau and Macau Complimentary Tax of US$0.7 million. The effective tax rate for the year ended December 31, 2018 was (0.1)%, as compared to 0% for the year ended December 31, 2017. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2018 and 2017. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippine operations. However, to the extent that the financial results of our Macau and Philippine operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

Net (income) loss attributable to noncontrolling interests

Our net income attributable to noncontrolling interests of US$2.3 million for the year ended December 31, 2018, compared to a net loss attributable to noncontrolling interests of US$31.7 million for the year ended December 31, 2017, represented the share of City of Dreams Manila’s income of US$13.3 million and Studio City’s expenses of US$11.0 million, respectively, by the respective minority shareholders for the year ended December 31, 2018. The change was primarily attributable to the share of net revenues generated by City of Dreams Manila and Studio City, partially offset by the respective increase in the share of operating costs during the year ended December 31, 2018.

Net income attributable to Melco Resorts & Entertainment Limited

As a result of the foregoing, we had net income attributable to Melco Resorts & Entertainment Limited of US$351.5 million for the year ended December 31, 2018, compared to US$347.0 million for the year ended December 31, 2017.

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

Altira Macau. Altira Macau’s rolling chip volume for the year ended December 31, 2017 was US$17.2 billion, representing a decrease of US$0.4 billion, or 2.5%, from US$17.7 billion for the year ended

December 31, 2016. The rolling chip win rate was 3.06% for the year ended December 31, 2017, and increased from 2.85% for the year ended December 31, 2016. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$429.2 million for the year ended December 31, 2017, representing a decrease of 13.3% from US$494.7 million for the year ended December 31, 2016. The mass market table games hold percentage was 17.5% for the year ended December 31, 2017, decreasing from 18.6% for the year ended December 31, 2016. Average net win per gaming machine per day was US$106 for the year ended December 31, 2017, an increase of US$13, or 14.1%, from US$93 for the year ended December 31, 2016.

City of Dreams. City of Dreams’ rolling chip volume for the year ended December 31, 2017 of US$47.4 billion represented an increase of US$6.0 billion, or 14.4%, from US$41.5 billion for the year ended December 31, 2016. The rolling chip win rate was 2.97% for the year ended December 31, 2017 and was in line with our expected range of 2.7% to 3.0%, and increased from 2.83% for the year ended December 31, 2016. In the mass market table games segment, drop was US$4.50 billion for the year ended December 31, 2017 which represented an increase of US$0.20 billion, or 4.6%, from US$4.31 billion for the year ended December 31, 2016. The mass market table games hold percentage was 32.4% for the year ended December 31, 2017, decreasing from 35.8% for the year ended December 31, 2016. Average net win per gaming machine per day was US$557 for the year ended December 31, 2017, an increase of US$176, or 46.2%, from US$381 for the year ended December 31, 2016.

Mocha Clubs. Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2017 was US$272, an increase of US$15, or 5.6%, from US$257 for the year ended December 31, 2016.

Studio City. Studio City began rolling chip operations in November 2016. Rolling chip volume was US$19.0 billion for the year ended December 31, 2017, and increased from US$1.3 billion for the year ended December 31, 2016. The rolling chip win rate was 3.16% for the year ended December 31, 2017, and increased from 1.39% for the year ended December 31, 2016. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$2.91 billion for the year ended December 31, 2017, and increased from US$2.48 billion for the year ended December 31, 2016. The mass market table games hold percentage was 26.1% for the year ended December 31, 2017, demonstrating an increase from 24.7% for the year ended December 31, 2016. Average net win per gaming machine per day was US$225 for the year ended December 31, 2017, an increase of US$36, or 18.9%, from US$189 for the year ended December 31, 2016.

City of Dreams Manila. City of Dreams Manila’s rolling chip volume for the year ended December 31, 2017 was US$11.5 billion, representing an increase of US$4.7 billion, or 68.4%, from US$6.8 billion for the year ended December 31, 2016. The rolling chip win rate was 3.10% for the year ended December 31, 2017, and decreased from 3.43% for the year ended December 31, 2016. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$686.9 million for the year ended December 31, 2017, representing an increase of US$136.4 million, or 24.8%, from US$550.5 million for the year ended December 31, 2016. The mass market table games hold percentage was 29.6% for the year ended December 31, 2017, demonstrating an increase from 28.0% for the year ended December 31, 2016. Average net win per gaming machine per day was US$271 for the year ended December 31, 2017, an increase of US$54, or 24.8%, from US$217 for the year ended December 31, 2016.

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

Interest expenses, including amortization of deferred financing costs, were US$255.8 million (net of capitalized interest of US$37.5 million) for the year ended December 31, 2017, compared to US$271.9 million (net of capitalized interest of US$29.0 million) for the year ended December 31, 2016. The decrease in interest expenses (net of interest capitalization) of US$16.1 million was primarily due to US$8.5 million higher interest capitalization primarily for the development of Morpheus and $22.2 million decrease in amortization of deferred financing costs compared to the year ended December 31, 2016 which was primarily due to no amortization of deferred financing costs for the Studio City Project Facility after its refinancing by the 2016 Studio City Notes and 2021 Studio City Senior Secured Credit Facility in November 2016. The deferred financing costs related to the 2016 Studio City Notes and 2021 Studio City Senior Secured Credit Facility were lower compared to the deferred financing costs for the Studio City Project Facility. These were offset in part by higher interest expenses arisen from the higher borrowing rate as a result of the refinancing of the Studio City Project Facility.

Loan commitment and other finance fees for the year ended December 31, 2017 amounted to US$6.1 million, compared to US$7.5 million for the year ended December 31, 2016.

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

Income tax credit (expense)

Income tax credit for the year ended December 31, 2017 was primarily attributable to over provision of Macau Complementary Tax in prior years of US$2.6 million and a net deferred tax credit of US$2.3 million, partially offset by Hong Kong Profits Tax of US$2.5 million and a lump sum tax payable of US$2.4 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau. The effective tax rate for the year ended December 31, 2017 was 0%, as compared to 10.9% for the year ended December 31, 2016. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2017 and 2016. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippine operations. However, to the extent that the financial results of our Macau and Philippine operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.

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

Adjusted Property EBITDA and Adjusted EBITDA

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation, Corporate and Other expenses and other non-operating income and expenses, or Adjusted property EBITDA, were US$1,477.9 million, US$1,422.8 million and US$1,087.5 million for the years ended December 31, 2018, 2017 and 2016, respectively. Adjusted property EBITDA of Altira Macau, City of Dreams, Studio City, Mocha Clubs and City of Dreams Manila were US$55.5 million, US$756.4 million, US$375.3 million, US$21.5 million and US$269.2 million, respectively, for the year ended December 31, 2018, US$20.7 million, US$804.9 million, US$335.6 million, US$26.6 million and US$235.0 million, respectively, for the year ended December 31, 2017 and US$5.1 million, US$742.3 million, US$156.0 million, US$23.8 million and US$160.3 million, respectively, for the year ended December 31, 2016.

Our earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, net gain on disposal of property and equipment to Belle Corporation and other non-operating income and expenses, or Adjusted EBITDA, were US$1,369.4 million, US$1,285.3 million and US$972.7 million for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA

	Year Ended December 31,
	2018	2017	2016
	(in thousands of US$)
Net income attributable to Melco Resorts & Entertainment Limited	$351,515	$347,002	$175,906
Net income (loss) attributable to noncontrolling interests	2,336	(31,709)	(108,988)

Net income	353,851	315,293	66,918
Income tax (credit) expense	(445)	(10)	8,178
Interest and other non-operating expenses, net	273,430	292,329	288,020
Property charges and other	29,147	31,616	5,298
Share-based compensation	25,143	17,305	18,487
Depreciation and amortization	564,076	540,575	552,272
Development costs	23,029	31,115	95
Pre-opening costs	37,369	2,274	3,883
Net gain on disposal of property and equipment to Belle Corporation	—	—	(8,134)
Land rent to Belle Corporation	3,001	3,143	3,327
Payments to the Philippine Parties	60,778	51,661	34,403

Adjusted EBITDA	1,369,379	1,285,301	972,747
Corporate and Other expenses	108,527	137,468	114,770

Adjusted property EBITDA	$1,477,906	$1,422,769	$1,087,517

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

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

Our land use rights in Macau under the land concession contracts for Altira Macau, City of Dreams and Studio City are being amortized over the estimated term of the land use rights on a straight-line basis. The estimated term of the land use rights under the applicable land concession contracts are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed.

Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.

Costs incurred to develop software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The remaining estimated useful lives of the internal-use software are periodically reviewed.

Our total capital expenditures for the years ended December 31, 2018, 2017 and 2016 were US$494.7 million, US$559.0 million and US$437.9 million, respectively, of which US$151.7 million, US$392.0 million and US$351.9 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the development and construction of various projects at City of Dreams, including Morpheus, and Studio City during the years ended December 31, 2018, 2017 and 2016. Refer to note 23 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.

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

During the years ended December 31, 2018, 2017 and 2016, impairment losses of US$nil, US$23.2 million and US$3.2 million were recognized mainly due to reconfiguration and renovation at our operating properties.

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

We have performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. For the years ended December 31, 2018 and 2017, we performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired. For the year ended December 31, 2016, the detailed quantitative impairment tests were performed and computed the fair value of our reporting unit was in excess of the carrying amount and fair values of the trademarks were in excess of their carrying amounts.

As a result of these assessments, we determined that there were no impairment of goodwill and trademarks for the years ended December 31, 2018, 2017 and 2016.

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

Revenue Recognition

On January 1, 2018, we adopted the New Revenue Standard, using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. The accounting policies for revenue recognition as a result of the New Revenue Standard are as follows:

Our revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. We account for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under our non-discretionary incentives programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by us to incentivize future gaming, we allocate the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under our control and discretion and supplied by third parties are recorded as operating expenses.

We operate different non-discretionary incentives programs in certain of our properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, we defer a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for our self-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of certain hotels and Grand Dragon Casino and concluded that it is controlling entity and is the principal to these arrangements. For the operations of certain hotels, we are the owner of the hotel properties, and the hotel managers operate the hotels under certain management agreements providing management services to us, and we receive all rewards and take substantial risks associated with the hotels’ business; we are the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino, given we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is, therefore, recognized on a gross basis.

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from the customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by us are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by us are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fees escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Upon the adoption of the New Revenue Standard, we recognized the cumulative effect of adopting the New Revenue Standard as an adjustment to the opening balance of accumulated losses. Amounts for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The major changes as a result of the adoption of the New Revenue Standard are as follows:

(1)

The New Revenue Standard changed the presentation of, and accounting for, goods and services furnished to guests without charge that were previously included in gross revenues and deducted as promotional allowances in the accompanying consolidated statements of operations. Under the New Revenue Standard, the promotional allowances line item was eliminated with the amounts being netted against casino revenues in primarily all cases and are measured based on standalone selling prices. Additionally, the estimated cost of providing the promotional allowances is no longer included in casino expenses but, instead is included in the respective operating departments expense categories.

(2)

A portion of commissions paid or payable to gaming promoters, representing the estimated incentives that were returned to customers, was previously reported as reductions in casino revenue, with the balance of commissions expense reflected as a casino expense. Under the New Revenue Standard, all commissions paid or payable to gaming promoters are reflected as reductions in casino revenue.

(3)

The estimated liability for unredeemed non-discretionary incentives under the Loyalty Programs were previously accrued based on the estimated costs of providing such benefits and expected redemption rates. Under the New Revenue Standard, non-discretionary incentives represent a separate performance obligation and the resulting liability are recorded using the standalone selling prices of such benefits less estimated breakage and are offset against casino revenue. When the benefits are redeemed, revenues are measured on the same basis and recognized in the resulting category of the goods or services provided. At the adoption date January 1, 2018, we recognized an increase to the opening balance of accumulated losses and noncontrolling interests of US$11.3 million and US$1.7 million, respectively, with a corresponding increase in accrued expenses and other current liabilities.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to our gaming promoters in Macau and the Philippines, which receivables can be offset against commissions payable and any other value items held by us to the respective customers and for which we intend to set off when required. For the years ended December 31, 2018, 2017 and 2016, approximately 27.0%, 31.4% and 23.5% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.

As of December 31, 2018 and 2017, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2018, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$4.3 million.

Income Tax

Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2018 and 2017, we recorded valuation allowances of US$230.4 million and US$226.6 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.

Recent Changes in Accounting Standards

See note 2 to the consolidated financial statements included elsewhere in this annual report for discussion of recent changes in accounting standards.

B. LIQUIDITY AND CAPITAL RESOURCES

We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.

As of December 31, 2018, we held cash and cash equivalents, investments in mutual funds that mainly invest in bonds and fixed-interest securities and restricted cash of approximately US$1,436.6 million, US$91.6 million and US$48.2 million, respectively, and the HK$1.21 billion (equivalent to approximately US$155.0 million) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities. Major currencies in which our cash and bank balances (including restricted cash) held as of December 31, 2018 were U.S. dollar, H.K. dollar, the Philippine peso and Pataca.

The HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2018, subject to satisfaction of certain conditions precedent.

MRP entered into a PHP2.35 billion (equivalent to approximately US$44.6 million) bank credit facility with the availability up to May 31, 2019, which remains available for future drawdown as of December 31, 2018, subject to satisfaction of certain conditions precedent.

As of December 31, 2018, restricted cash primarily represented the unspent cash from the capital injection for the remaining project for Studio City from our Company and the SCI minority shareholder, which was restricted only for the initial development costs and other project costs of the remaining project of Studio City; and certain bank account balances required to be maintained in accordance with the 2012 Studio City Notes and the 2016 Studio City Notes to serve the interest repayment obligations.

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

Cash Flows

The following table sets forth a summary of our cash flows for the years presented. The consolidated cash flows data for the year ended December 31, 2017 and 2016 have been adjusted to reflect the retrospective adoption on January 1, 2018 of Accounting Standards Update 2016-18 Statement of Cash Flows (Topic 230): Restricted Cash (A Consensus of the FASB Emerging Issues Task Force). As a result of the adoption, restricted cash is included with cash and cash equivalents in the beginning and ending balances, and the changes in restricted cash that were previously reported within cash flows from investing activities in the consolidated statements of cash flows have been eliminated.

	Year Ended December 31,
	2018	2017	2016
	(in thousands of US$)
Net cash provided by operating activities	$1,056,698	$1,162,500	$1,158,139
Net cash (used in) provided by investing activities	(609,696)	(404,017)	2,975
Net cash used in financing activities	(404,871)	(1,046,041)	(1,339,717)
Effect of foreign exchange on cash, cash equivalents and restricted cash	(11,160)	(281)	(7,949)

Net increase (decrease) in cash, cash equivalents and restricted cash	30,971	(287,839)	(186,552)
Cash, cash equivalents and restricted cash at beginning of year	1,453,753	1,741,592	1,928,144

Cash, cash equivalents and restricted cash at end of year	$1,484,724	$1,453,753	$1,741,592

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.

Net cash provided by operating activities was US$1,056.7 million for the year ended December 31, 2018, compared to US$1,162.5 million for the year ended December 31, 2017. The decrease in net cash provided by operating activities was primarily due to increased working capital for operations.

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

Investing Activities

Net cash used in investing activities was US$609.7 million for the year ended December 31, 2018, compared to net cash used in investing activities of US$404.0 million for the year ended December 31, 2017. The change was primarily due to a decrease in net withdrawals of bank deposits with original maturities over three months for the year ended December 31, 2018. Net cash used in investing activities for the year ended December 31, 2018 mainly included capital expenditure payments of US$509.5 million, deposits for acquisition of property and equipment of US$77.5 million, payments for investment securities of US$45.0 million and payment for internal-use software costs of US$26.6 million, which were offset in part by proceeds from sale of investment securities of US$40.0 million and the net withdrawal of bank deposits with original maturities over three months of US$9.9 million.

Net cash used in investing activities was US$404.0 million for the year ended December 31, 2017, compared to net cash provided by investing activities of US$3.0 million for the year ended December 31, 2016. The change was primarily due to a decrease in net withdrawals of bank deposits with original maturities over three months and payments for investment securities for the year ended December 31, 2017. Net cash used in investing activities for the year ended December 31, 2017 mainly included capital expenditure payments of US$486.4 million, payments for investment securities of US$91.0 million, deposits for acquisition of property and equipment of US$16.4 million and advance payments for construction costs of US$12.2 million, which were offset in part by the net withdrawal of bank deposits with original maturities over three months of US$201.0 million.

Our total capital expenditure payments were US$509.5 million and US$486.4 million for the years ended December 31, 2018 and 2017, respectively. Such expenditures were mainly associated with our development projects, including Morpheus, which is the third phase of City of Dreams, as well as enhancement to our integrated resort offerings.

We expect to incur significant capital expenditures for the redevelopment and rebranding of The Countdown and the development of the remaining land of Studio City. We intend to finance these projects through our operating cash flow and existing cash balances as well as equity or debt financings. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2018, 2017 and 2016.

	Year Ended December 31,
	2018	2017	2016
	(in thousands of US$)
Macau:
Mocha Clubs	$8,973	$4,690	$7,763
Altira Macau	24,450	5,776	3,031
City of Dreams	311,441	467,780	359,258
Studio City	73,189	37,174	62,754

Sub-total	418,053	515,420	432,806
The Philippines:
City of Dreams Manila	22,572	13,571	3,621
Corporate and Other	54,109	30,051	1,485

Total capital expenditures	$494,734	$559,042	$437,912

Our capital expenditures for the year ended December 31, 2018 decreased from that for the year ended December 31, 2017 primarily due to the completion of Morpheus, net with the increase for the development of various projects at City of Dreams and Studio City, including the remaining land at Studio City. Our capital expenditures for the year ended December 31, 2017 increased from that for the year ended December 31, 2016 primarily due to the development of various projects at City of Dreams, including Morpheus.

Advance payments for construction costs were US$12.2 million and US$31.6 million for the years ended December 31, 2017 and 2016, respectively. Such payments were incurred primarily for the development of various projects at City of Dreams, including Morpheus. There was no such payment made for the year ended December 31, 2018.

Financing Activities

Net cash used in financing activities amounted to US$404.9 million for the year ended December 31, 2018, primarily due to (i) the repurchase of shares of US$655.7 million, (ii) early partial redemption of the 2012 Studio City Notes in the amount of US$400.0 million, (iii) dividend payments of US$271.5 million, (iv) purchase of shares of a subsidiary of US$199.3 million, (v) early redemption of the remaining Philippine Notes in the amount of US$140.9 million, (vi) scheduled repayments of the term loan under the 2015 Credit Facilities and Aircraft Term Loan of US$51.7 million, which were offset in part by (vii) proceeds of US$1,095.7 million from the drawdown of the revolving credit facility under the 2015 Credit Facilities and (viii) net proceeds from the initial public offering of a subsidiary of US$213.5 million.

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

Indebtedness

We enter into loan facilities and issue notes through our subsidiaries. The following table presents a summary of our gross indebtedness as of December 31, 2018:

As of December 31, 2018
(in thousands of US$)
2016 Studio City Notes	$1,200,000
2017 Senior Notes	1,000,000
2012 Studio City Notes	425,000
2015 Credit Facilities	1,475,894
Aircraft Term Loan	3,503
2021 Studio City Senior Secured Credit Facility	128

$4,104,525

Major changes in our indebtedness during the year ended and subsequent to December 31, 2018 are summarized below.

During the year ended December 31, 2018, Melco Resorts Macau partially drew down HK$8.5 billion (approximately US$1,090.0 million) from the revolving credit facility under the 2015 Credit Facilities. As of December 31, 2018, HK$1.21 billion (approximately US$155 million) remains available for future drawdown in the revolving credit facility under the 2015 Credit Facilities, subject to satisfaction of certain conditions precedent. During the year ended December 31, 2018, Melco Resorts Leisure redeemed all of the Philippine Notes which remained outstanding. On December 31, 2018, Studio City Finance partially redeemed 2012 Studio City Notes in an aggregate principal amount of US$400.0 million, together with accrued interest.

On January 22, 2019, Studio City Finance commenced the 2012 Studio City Notes Tender Offer. The 2012 Studio City Notes Tender Offer expired on February 4, 2019. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2012 Studio City Notes Tender Offer amounted to US$216.5 million.

On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of 2019 Studio City Notes, the net proceeds of which were used to pay the tendering noteholders from the 2012 Studio City Notes Tender Offer and, on March 13, 2019, to redeem, together with accrued interest, all remaining outstanding amounts of the 2012 Studio City Notes.

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

Other Financing and Liquidity Matters

We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, The Countdown at City of Dreams in Cotai, Macau, and the remaining land of Studio City.

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

In October 2018, SCI completed its initial public offering of 28,750,000 SC ADSs (equivalent to 115,000,000 Class A ordinary shares of SCI), of which 15,330,000 SC ADSs were purchased by our subsidiary, MCO Cotai Investments Limited. In November 2018, the underwriters exercised their over-allotment option in full to purchase an additional 4,312,500 SC ADSs from SCI. After giving effect to the exercise of the over-allotment option, the total number of SC ADSs sold in the Studio City IPO was 33,062,500 SC ADSs, which raised net proceeds of approximately US$406.7 million from the SC ADSs sold in the Studio City IPO and aggregate gross proceeds of approximately US$2.5 million from the concurrent private placement to Melco International in connection with Melco International’s “assured entitlement” distribution to its shareholders, after deducting underwriting discounts and commissions and a structuring fee, but before deducting offering expenses payable by SCI. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of December 31, 2018, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and City of Dreams Manila totaling US$83.8 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 21 to the consolidated financial statements included elsewhere in this annual report.

Each of Melco Resorts Macau and Studio City Company has a corporate rating of “BB” and “BB-” by Standard & Poor’s, respectively, and each of Melco Resorts Finance and Studio City Finance has a corporate rating of “Ba2” and “B1” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We have entered into license or hotel management agreements with the following entities or groups:

•	Crown Melbourne Limited in relation to the use of certain trademarks in Macau and the Philippines;

•	Hyatt group in relation to the use of various trademarks owned by Hyatt group for the branding of the Grand Hyatt hotel at City of Dreams;

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

•

DreamWorks Animation and Melco Resorts Leisure, under which various trademarks and other intellectual property rights owned by DreamWorks Animation are licensed to Melco Resorts Leisure for its operation of DreamPlay by DreamWorks, a family entertainment center at City of Dreams Manila; and

•

Bandai Namco Amusement Inc. and Melco Resorts Leisure, under which a franchise to operate an entertainment facility in the Philippines, various trademarks owned by Bandai Namco as well as the lease of several virtual reality game machines are granted and licensed to Melco Resorts Leisure for its operation of the VR Zone at The Garage, which is located inside City of Dreams Manila.

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

D. TREND INFORMATION

The following trends and uncertainties may affect our operations and financial conditions:

•

Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in China or new measures taken by the Chinese government to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in China, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

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

•	Greater regulatory scrutiny and more stringent enforcement of existing laws and regulations in relation to anti-money laundering, including laws and regulations relating to capital movement;

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Our total long-term indebtedness and other contractual obligations as of December 31, 2018 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations(1):
2016 Studio City Notes	$350.0	$850.0	$—	$—	$1,200.0
2017 Senior Notes	—	—	—	1,000.0	1,000.0
2012 Studio City Notes(2)	—	425.0	—	—	425.0
2015 Credit Facilities	44.8	1,431.1	—	—	1,475.9
Aircraft Term Loan	3.5	—	—	—	3.5
2021 Studio City Senior Secured Credit Facility	—	0.1	—	—	0.1
Fixed interest payments	165.4	248.7	97.5	69.7	581.3
Variable interest payments(3)	55.0	38.1	—	—	93.1
Capital lease obligations(4)	37.2	86.2	93.7	466.6	683.7
Operating lease obligations:
Operating leases, including City of Dreams Manila and Mocha Clubs locations	24.6	48.8	36.2	44.8	154.4
Construction costs and property and equipment retention payables	17.9	—	—	—	17.9
Other contractual commitments:
Government annual land use fees(5)	2.3	4.7	5.1	16.2	28.3
Construction costs and property and equipment acquisition commitments(6)	70.7	13.1	—	—	83.8
Gaming subconcession premium(7)	27.8	55.7	13.5	—	97.0

Total contractual obligations	$799.2	$3,201.5	$246.0	$1,597.3	$5,844.0

(1)	See note 11 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)

On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of the 2019 Studio City Notes, the net proceeds of which were partly used to pay the tendering noteholders from the 2012 Studio City Notes Tender Offer in February 2019, which amounted to US$216.5 million in aggregate principal amount of the 2012 Studio City Notes, and to redeem the remaining outstanding principal amount of the 2012 Studio City Notes in March 2019, which amounted to US$208.5 million in aggregate principal amount. See note 25 to the consolidated financial statements included elsewhere in this annual report for further details on these subsequent events.

(3)

Amounts for all periods represent our estimated future interest payments on our debt facilities based upon amounts outstanding and HIBOR or LIBOR as at December 31, 2018 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(4)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on capital lease obligations.

(5)

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

(6)	See note 21(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction costs and property and equipment acquisition commitments.

(7)

In accordance with our gaming subconcession, we are required to pay a fixed annual premium of MOP30.0 million (approximately US$3.7 million) and variable premium per year based on number of gaming tables and gaming machines we operate in addition to the 39% gross gaming win tax (which is not included in this table as the amount is variable in nature). Amounts for all periods are calculated based on our gaming tables and gaming machines in operation as at December 31, 2018 through to the termination of the gaming subconcession in June 2022.

G. SAFE HARBOR

See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	42	Chairman, chief executive officer and executive director
Clarence Yuk Man Chung	56	Non-executive director
Evan Andrew Winkler	44	Non-executive director
Alec Yiu Wa Tsui	69	Independent non-executive director
Thomas Jefferson Wu	46	Independent non-executive director
John William Crawford	76	Independent non-executive director
Francesca Galante	43	Independent non-executive director
Geoffrey Stuart Davis	50	Executive vice president and chief financial officer
Stephanie Cheung	56	Executive vice president and chief legal officer
Akiko Takahashi	65	Executive vice president and chief human resources/corporate social responsibility officer

Directors

Mr. Lawrence Yau Lung Ho was appointed as our executive director on December 20, 2004, and served as our co-chairman and chief executive officer between December 2004 and April 2016 before he was re-designated as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016, and also serves on numerous boards and committees of privately-held companies in Hong Kong, Macau and mainland China.

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

Mr. Clarence Yuk Man Chung was appointed as our non-executive director on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of MRP since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of our subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2018) by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.

Mr. Evan Andrew Winkler was appointed as our non-executive director on August 3, 2016. Mr. Winkler served as managing director of Melco International and a director of SCI since August 2016 and was appointed as director of various subsidiaries of Melco International. In May 2018, Mr. Winkler assumed the role of president and managing director of Melco International.

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

Mr. Alec Yiu Wa Tsui was appointed as an independent non-executive director on December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and a member of our audit and risk committee and compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of China Blue Chemical Limited from April 2006 to

June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive director of a number of companies listed on the HKSE, Nasdaq and the Philippine Stock Exchange, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, ATA Inc. since 2008, Summit Ascent Holdings Limited from March 2011 to September 2018, MRP since December 2012, Kangda International Environmental Company Limited since July 2014, DTXS Silk Road Investment Holdings Company Limited since December 2015 and Hua Medicine since September 2018. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.

Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.

Mr. Thomas Jefferson Wu JP was appointed as an independent non-executive director on December 18, 2006. Mr. Wu is also the chairman of our compensation committee and a member of our audit and risk committee and nominating and corporate governance committee. Mr. Wu is the deputy chairman and managing director of Hopewell Holdings Limited, a business conglomerate listed on the HKSE. Mr. Wu has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director since June 2001, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007, co-managing director from July 2007 to September 2009, managing director since October 2009 and further appointed as deputy chairman of Hopewell Holdings Limited in February 2018. Mr. Wu has also been an executive director, managing director and non-executive director of Hopewell Highway Infrastructure Limited, a company listed on the HKSE, from January 2003 to April 2018, from July 2003 to April 2018 and from April 2018 to May 2018, respectively.

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

Mr. Wu is active in public service in both Hong Kong and China. Mr. Wu serves in a number of advisory roles at different levels of government. In China, Mr. Wu is a member of the 13th National Committee of the Chinese People’s Political Consultative Conference (the “CPPCC”) and the 11th & 12th Heilongjiang Provincial Committee of the CPPCC and was a Standing Committee member and a member of the Guangzhou Municipality Huadu District Committee of the CPPCC, among other public service capacities.

In Hong Kong, Mr. Wu’s major public service appointments include being a member of the Hong Kong Tourism Board of the Government of the Hong Kong Special Administrative Region (the “HKSARG”), a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG, a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission, a Vice Patron of the Community Chest of Hong Kong, a deputy director of Economic Affairs Committee and a member of Friends of Hong Kong Association Limited as well as Honorary Advisor of the Hong Kong Army Cadets Association. Mr. Wu is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology, a board member of the Asian Youth Orchestra and a member of the standing committee on Disciplined Services Salaries and Conditions of Service of the HKSARG.

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

Mr. John William Crawford JP was appointed as an independent non-executive director on January 12, 2017. Mr. Crawford was a member of our audit and risk committee up until March 21, 2018 when he became its chairman. He is also a member of our compensation committee and nominating and corporate governance committee. Mr. Crawford has been the managing director of Crawford Consultants Limited and International Quality Education Limited since 1997 and 2002, respectively. Previously, Mr. Crawford was a founding partner of Ernst & Young, Hong Kong, where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. Mr. Crawford has extensive knowledge of accounting issues from his experience as a managing audit partner of a major international accounting firm and also has extensive operational knowledge as a result of his consulting experience. Mr. Crawford has served as an independent non-executive director and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and as an independent non-executive director of Entertainment Gaming Asia Inc. since November 2007 and up until his resignation on July 3, 2017. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. Mr. Crawford previously served as an independent non-executive director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until June 8, 2015.

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

Ms. Francesca Galante was appointed as an independent non-executive director on September 5, 2018. Ms. Galante is a member of each of our compensation committee and nominating and corporate governance committee. Ms. Galante has been the co-founder and partner of First Growth Real Estate, a specialist advisory firm focused on real estate structured debt arranging, restructuring and special servicing throughout Continental Europe since 2010. Previously, Ms. Galante was an executive director in the real estate principal finance division at UBS Investment Bank in London. Prior to that she worked at Soros Real Estate Partners and Merrill Lynch. With 20 years of real estate investment and advisory experience in both Europe and North America, Ms. Galante has extensive experience on real estate transactions in office, hotel, residential and industrial asset classes. Ms. Galante received her Master of Science in Management from the Université Paris-Dauphine and Master of Finance from Ecole Supérieure De Commerce De Paris (now ESCP Europe).

Executive Officers

Mr. Geoffrey Stuart Davis is our executive vice president and chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance since 2007, when he joined our Company. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017, a director of MRP, a company listed on the Philippine Stock Exchange, since January 2018 and a director of SCI since October 2018. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.

Ms. Stephanie Cheung is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined our Company. She has acted as the secretary to our board since she joined our Company. In addition, Ms. Cheung has been a director of SCI since October 2018. Prior to joining us, Ms. Cheung practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School in 1986 and a master’s degree in business administration from York University in 1994. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong and is a member of the Hong Kong Institute of Directors and a fellow of Salzburg Global.

Ms. Akiko Takahashi is our executive vice president and chief officer, human resources/corporate social responsibility, and was appointed to this role in December 2008. In addition, Ms. Takahashi has been a director of SCI since October 2018. Prior to her present role, she held the title group human resources director from December 2006, when she joined our Company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006 where she conducted “C-level” executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City and where her last engagement prior to joining our Company was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii / Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.

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

B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$26.5 million for the year ended December 31, 2018.

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

On November 23, 2018, we granted share options to acquire 453,894 of our ordinary shares pursuant to the 2011 Share Incentive Plan to a senior executive officer of our Company with exercise prices of US$5.66 per share. On the same day, we granted 72,894 restricted shares to another senior executive officer with grant date fair value (closing price of the grant date) at US$5.66 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.

Pension, Retirement or Similar Benefits

For the year ended December 31, 2018, we set aside or accrued approximately US$0.2 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”

C. BOARD PRACTICES

Composition of Board of Directors

Our board consists of seven directors, including three directors nominated by Melco International and four independent directors. Nasdaq Stock Market Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors, but provides for certain phase-in periods under Nasdaq Stock Market Rule 5615(c)(3). However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to have a majority of independent directors serving on our board. Since September 5, 2018, we have had a majority of independent directors serving on our board. Prior to that, we relied on this “home country practice” exception.

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

Terms of Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our Company to be or becomes of unsound mind. In addition, none of the service agreements between us and our directors provide benefits upon termination of their service.

Committees of the Board of Directors

Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Our audit committee was renamed our audit and risk committee on August 3, 2016. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest version of the compensation committee charter adopted on March 29, 2017 and the latest versions of the audit and risk committee charter and the nominating and corporate governance committee charter each adopted on March 20, 2019. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

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

•	approving the remuneration and terms of engagement of the independent auditor, and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	at least annually, obtaining a written report from our independent auditor describing matters relating to its independence and quality control procedures;

•

discussing with our independent auditor and our management, among other things, the audits of the financial statements, including whether any material information brought to their attention should be disclosed, issues regarding accounting and auditing principles and practices and the management’s internal control report;

•	reviewing and recommending the financial statements for inclusion within our quarterly earnings releases and to our board for inclusion in our annual reports;

•	approving all material related party transactions brought to its attention, without further approval of our board;

•	establishing and overseeing procedures for the handling of complaints and whistleblowing;

•	approving the internal audit charter and annual audit plans, and undertaking an annual performance evaluation of the internal audit function;

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui and John William Crawford and Ms. Francesca Galante, and is chaired by Mr. Tsui. The purpose of the committee is to assist our board in discharging its responsibilities regarding:

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

•

the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee; and

•	oversight of our environmental, social and governance-related (“ESG”) risks and opportunities.

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

•	reviewing and monitoring the training and continuous professional development of our directors and senior management;

•	developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and directors;

•	together with the board, evaluating the performance of the committee on an annual basis;

•	reviewing the ESG policies and the related regular public disclosures;

•	assessing the adequacy of its charter; and

•	co-operating with the other board committees in any areas of overlapping responsibilities.

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

Each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and for certain periods following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area for six months following termination of employment; (ii) solicit or seek any business orders from our customers for one year following termination of employment; or (iii) seek directly or indirectly, to solicit the services of any of our employees for one year following termination of employment. The restricted area is defined as Hong Kong, Macau, the Philippines and any other country or region in which our Company operates or intends to operate.

D. EMPLOYEES

Employees

We had 21,413, 19,609 and 20,248 employees as of December 31, 2018, 2017 and 2016, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2018, 2017 and 2016. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2018		2017		2016
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	745	3.5%	747	3.8%	704	3.5%
Altira Macau	1,668	7.8%	1,610	8.2%	1,722	8.5%
City of Dreams	8,312	38.8%	7,202	36.7%	7,933	39.2%
Corporate and centralized services	676	3.1%	636	3.2%	712	3.5%
Studio City	4,374	20.4%	4,520	23.1%	4,812	23.7%
City of Dreams Manila	5,638	26.3%	4,894	25.0%	4,365	21.6%

Total	21,413	100.0%	19,609	100.0%	20,248	100.0%

Other than the rank-and-file employees of the Table Games Division of City of Dreams Manila, none of our employees are members of any labor union and we are not party to any collective bargaining or similar agreement with our employees. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — The success of our business depends on our ability to attract and retain an adequate number of qualified personnel. A limited labor supply, increased competition and any increase in demands from our employees could cause labor costs to increase.”

We have implemented a number of employee attraction and retention initiatives over recent years for the benefit of our employees and their families. These initiatives include, among others, a unique in-house learning academy (which provides curriculum across multi-functional tracks such as technical training — gaming and non-gaming, sales and marketing, legal, finance, human resources, computer application, language, service, leadership and lifestyle), a foundation acceleration program designed to enhance our employees’ understanding of business perspectives beyond their own jobs, an on-site high school diploma program and Diploma in Casino Management program (a collaboration with The University of Macau), the Diploma in Hospitality Management (a collaboration with the Institute for Tourism Studies), scholarship awards to encourage the concept of life-long learning, as well as ample internal promotion and transfer opportunities. In September 2015, we launched the Melco You-niversity program with the Edinburgh Napier University, an overseas institution based in the United Kingdom which was rated ‘Excellent’ in Eduniversal 2014 ranking, to bring a bachelor degree program in-house.

E. SHARE OWNERSHIP

Share Ownership of Directors and Members of Senior Management

The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 27, 2019.

Name	Number of ordinary shares	Approximate percentage of shareholding(1)
Lawrence Yau Lung Ho	757,229,043 (2)	54.05%
	13,248,192 (3)	0.95%
Clarence Yuk Man Chung	*	*
Evan Andrew Winkler	*	*
Alec Yiu Wa Tsui	*	*
Thomas Jefferson Wu	*	*
John William Crawford	*	*
Francesca Galante	—	—
Geoffrey Stuart Davis	*	*
Stephanie Cheung	*	*
Akiko Takahashi	*	*
Directors and executive officers as a group	775,866,694	55.38%

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)

Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,401,047,204 ordinary shares of our Company outstanding as of March 27, 2019, (ii) the number of ordinary shares of underlying options that have vested or will vest within 60 days after March 27, 2019 and (iii) the number of restricted shares that will vest within 60 days after March 27, 2019, each as held by such person as of that date.

(2)

Represents 757,229,043 ordinary shares beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the HKSE. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 55.05% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details.

(3)

Comprises 5,062,539 restricted shares vested and 3,588,672 shares acquired from exercise of options and 4,596,981 share options granted under the 2006 and 2011 Share Incentive Plans and vested in Mr. Lawrence Ho as of March 27, 2019. The following table summarizes, as of March 27, 2019, the outstanding options and restricted shares (including 4,596,981 vested but unexercised share options and excluding 5,062,539 vested restricted shares) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Last exercisable date and expiration date of share options	Exercise price of share options per share /Fair value of restricted shares at grant date per share (US$)		Number of underlying shares outstanding
Lawrence Yau Lung Ho	Share options	March 23, 2011	March 22, 2021	1.7537	+	1,446,498
	Share options	March 29, 2012	March 28, 2022	3.9270	+	474,399
	Share options	May 10, 2013	May 9, 2023	5.3163	+	362,610
	Share options	March 28, 2014	March 27, 2024	5.3163	+	320,343
	Share options	March 30, 2015	March 29, 2025	5.3163	+	690,291
	Share options	March 18, 2016	March 17, 2026	5.3163	+	1,302,840
	Share options	March 31, 2017	March 30, 2027	6.18		1,470,000
	Share options	April 2, 2018	April 1, 2028	9.40		1,470,000
	Restricted shares	March 31, 2017	N/A	6.18		631,470
	Restricted shares	September 8, 2017	N/A	7.61		137,979
	Restricted shares	March 29, 2018	N/A	9.66		531,381
				Total		8,837,811

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

Share Incentive Plans

We adopted the 2006 Share Incentive Plan, 2011 Share Incentive Plan and MRP Share Incentive Plan. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan. As of December 31, 2018, all share options and restricted shares granted under the 2006 Share Incentive Plan had vested.

2011 Share Incentive Plan

We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments and the subsequent cancellation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the Listing Rules shall automatically lapse to the extent the requirements under the Listing Rules are no longer applicable to us. The maximum aggregate number of shares which may be issued pursuant to all awards is 100,000,000 shares and the plan will expire ten years from December 7, 2011. As of December 31, 2018, we have granted (i) share options to subscribe for a total of 23,029,296 shares and (ii) restricted shares in respect of a total of 11,769,495 shares pursuant to the 2011 Share Incentive Plan. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.

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

MRP Share Incentive Plan

Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MRP adopted the MRP Share Incentive Plan in June 2013.

In December 2018, we completed the MRP Tender Offer at the tender offer price of PHP7.25 per MRP Share (“Tender Offer Price”) to acquire a total of 1,338,477,668 MRP Shares from other minority shareholders of MRP and, together with an additional of 107,475,300 MRP Shares acquired on or after December 6, 2018, increased our equity interest in MRP from approximately 72.8% immediately prior to the announcement of the MRP Tender Offer to approximately 97.9% as of December 31, 2018.

As MRP’s public ownership has fallen below the minimum requirement of the Philippine Stock Exchange, trading of its shares on the Philippine Stock Exchange has been suspended since December 10, 2018. In accordance with the rules of the Philippine Stock Exchange, MRP may be involuntarily delisted from the Philippine Stock Exchange within a period of six (6) months from the date of its suspension unless its public ownership is restored to the prescribed threshold under the relevant Philippine Stock Exchange rules.

In view of the potential delisting of MRP, it is expected that no further equity awards will be granted under the MRP Share Incentive Plan. In addition, MRP intends to retire all outstanding awards under the MRP Share Incentive Plan, including the unvested MRP restricted shares and both the unvested and vested but unexercised MRP share options by the payment of cash to the relevant grantees.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth the beneficial ownership of our ordinary shares as of March 27, 2019 by all persons who are known to us to be the beneficial owners of 5% or more of our issued share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	757,229,043	54.05
Capital Research Global Investors (4)	101,338,368	7.23
EuroPacific Growth Fund (5)	81,804,750	5.84

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The address of Melco International and Melco Leisure is The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.
(3)

757,229,043 ordinary shares are beneficially owned by Mr. Lawrence Ho through Melco Leisure as of March 27, 2019. As of March 27, 2019, Mr. Lawrence Ho, our chairman, chief executive officer and executive director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 42,339,132 ordinary shares of Melco International, representing approximately 2.79% of the total issued shares of Melco International. In addition, 120,333,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 297,851,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco International are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco International are held by The L3G Capital Trust, 6,873,000 ordinary shares of Melco International are held by LH Family Investment Inc. and 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc., representing approximately 7.92%, 19.60%, 3.34%, 0.48%, 0.45% and 0.10% of the total issued shares of Melco International, all of which companies are owned by Mr. Ho, and/or persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 309,476,187 ordinary shares of Melco International, representing 20.37% of the total issued shares of Melco International. Therefore, we believe that Mr. Ho holds an aggregate of 836,563,396 ordinary shares of Melco International, representing approximately 55.05% of the total issued shares of Melco International, including beneficial interest, interest of his controlled corporations and interest of a trust in which he is one of the beneficiaries and taken to have interest by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Melco Leisure is a wholly-owned subsidiary of Melco International.

(4)

Reflects 101,338,368 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2018 and is based on the information contained in the Schedule 13G filed by Capital Research Global Investors with the SEC on February 14, 2019. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

(5)

Reflects 81,804,750 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2018 and is based on the information contained in the Schedule 13G filed by EuroPacific Growth Fund with the SEC on February 14, 2019. According to information reported therein, the 81,804,750 ordinary shares may also be reflected in a filing made by Capital Research Global Investors, Capital International Investors, and/or Capital World Investors. The address of EuroPacific Growth Fund is 333 South Hope Street Los Angeles, California 90071.

In May 2016, we repurchased 155 million ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments for the aggregate purchase price of US$800.8 million. Following completion of the repurchase and cancellation of such shares, Melco International became our single largest shareholder. In December 2016, Crown Asia Investments sold 40,925,499 ordinary shares of our Company in an underwritten offering and, concurrently, entered into cash-settled swap transactions relating to a fixed number of our ordinary shares. In February 2017, the Melco Acquisition closed, upon which Melco International became our majority shareholder. In connection with a credit facility entered into by, among others, Melco International in relation to the Melco Acquisition, Melco Leisure has pledged 346,556,734 ordinary shares of our Company held by it. In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments for the aggregate purchase price of US$1.2 billion, and such shares repurchased by us were subsequently cancelled by us.

As of December 31, 2018, a total of 1,482,999,434 ordinary shares were outstanding, of which 725,228,861 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.

None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS

For discussion of significant related party transactions we entered into during the years ended December 31, 2018, 2017 and 2016, see note 22 to the consolidated financial statements included elsewhere in this annual report.

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

Equity Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

Transactions with Melco International in Relation to Cyprus

In January 2018, The Integrated Casino Resorts Cyprus Consortium, a consortium comprising of Melco International and The Cyprus Phassouri (Zakaki) Limited, announced the finalized plans for Cyprus’ first integrated resort — City of Dreams Mediterranean. City of Dreams Mediterranean is scheduled to be launched in 2021. The Cyprus Consortium has commenced the operation of a temporary casino and two satellite casinos in 2018 and currently expects to operate an additional two satellite casinos prior to the official launch of City of Dreams Mediterranean. In connection with the City of Dreams Mediterranean project, including the launch and operation of the temporary and satellite casinos, we have provided and may continue to provide certain planning, designing, construction and other services to Melco International and its subsidiaries that are not our subsidiaries. In addition, we have entered into and may enter into further agreements and other arrangements with Melco

International, or subsidiaries of Melco International that are not our subsidiaries, in relation to the management and operation of the City of Dreams Mediterranean project, including the management and operation of the temporary and satellite casinos. For the year ended December 31, 2018, we received service fee income of US$4.5 million from Melco International for the provision of certain services for the City of Dreams Mediterranean project.

Transactions with EHY Construction

EHY Construction and Engineering Company Limited, or EHY Construction, is a subsidiary of MECOM Power and Construction Limited, or MECOM. We have had a working relationship with MECOM for over ten years, commencing with the development of City of Dreams. In June 2017, our chairman and chief executive officer, Mr. Ho, acquired a 29.4% equity interest in MECOM. Mr. Ho’s equity interest in MECOM is currently approximately 20%. MECOM, through its subsidiary, EHY Construction, continues to provide certain services in relation to our properties in Macau, including but not limited to structural steelwork, construction, fitting-out and renovation work, facility management and repair and maintenance. In July 2018, we entered into a term contract with EHY Construction pursuant to which EHY Construction agreed to provide certain services to us, including but not limited to structural steelworks, civil engineering construction and fitting out and renovation works for certain of our properties in Macau for a term of three years. The performance by EHY Construction of these services under the term contract is subject to (i) individual work orders as may be issued by us to EHY Construction from time to time; and (ii) the maximum aggregate contract amount of HK$600 million (equivalent to approximately US$76.6 million). For the year ended December 31, 2018, the amount incurred for the services provided by EHY Construction was US$23 million.

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

Dividend Policy

In February 2018, our board amended our quarterly dividend policy to one targeting a quarterly cash dividend of US$0.045 per ordinary share of the Company (equivalent to US$0.135 per ADS). In February 2018 and May 2018, we declared a quarterly dividend of US$0.045 per ordinary share of the Company (equivalent to US$0.135 per ADS) to our shareholders whose names appeared on our register of members as of the close of business on February 20, 2018 and May 14, 2018, respectively.

In July 2018, our board further amended our quarterly dividend policy to one targeting a quarterly cash dividend of US$0.04835 per ordinary share of the Company (equivalent to US$0.14505 per ADS), subject to our ability to pay dividends from our accumulated and future earnings, cash availability and future commitments. In July 2018 and November 2018, we declared a quarterly dividend of US$0.04835 per ordinary share of the Company (equivalent to US$0.14505 per ADS) to our shareholders whose names appeared on our register of members as of the close of business on August 6, 2018 and November 19, 2018, respectively.

In February 2019, our board further amended our quarterly dividend policy to one targeting a quarterly cash dividend of US$0.0517 per ordinary share of the Company (equivalent to US$0.1551 per ADS), subject to our ability to pay dividends from our accumulated and future earnings, cash availability and future commitments. In February 2019, we declared a quarterly dividend of US$0.0517 per ordinary share of the Company (equivalent to US$0.1551 per ADS) to our shareholders whose names appeared on our register of members as of the close of business on March 4, 2019.

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

All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors or administration of the relevant subsidiaries.

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

The following table provides the high and low trading prices for our ADSs on Nasdaq and for our ordinary shares on the HKSE for the periods indicated as follows:

	Nasdaq		HKSE
	High	Low	High	Low
	(in US$)		(in HK$)
Monthly High and Low
March 2019 (through March 27, 2019)	23.49	21.17	—	—
February 2019	24.18	20.98	—	—
January 2019	22.18	16.95	—	—
December 2018	19.71	16.50	—	—
November 2018	19.62	15.33	—	—
October 2018	22.26	15.62	—	—
Quarterly High and Low
First Quarter 2019 (through March 27, 2019)	24.18	16.95
Fourth Quarter 2018	22.26	15.33
Third Quarter 2018	27.15	19.10
Second Quarter 2018	32.95	27.20
First Quarter 2018	30.49	24.96	—	—
Fourth Quarter 2017	29.60	22.65	—	—
Third Quarter 2017	24.51	19.56	—	—
Second Quarter 2017	23.94	18.78	—	—
First Quarter 2017	19.32	15.70	—	—
Annual High and Low
2018	32.95	15.33	—	—
2017	29.60	15.70	—	—
2016	20.00	11.91	—	—
2015(1)	28.17	12.80	71.50	45.40
2014	45.70	21.04	126.80	55.75

(1)	The trading prices for our ordinary shares on the HKSE are for the period up to July 3, 2015.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law, as amended, of the Cayman Islands, or Companies Law, insofar as they relate to the material terms of our ordinary shares.

General

All of our outstanding ordinary shares are fully paid and non-assessable. Some of the ordinary shares are issued in registered form only with no share certificates. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. Under article 3 of our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law and our articles of association. Our articles of association do not provide a time limit after which a shareholder’s entitlement to an unclaimed dividend lapses.

Directors

Directors of our company may be appointed either by an ordinary resolution of the shareholders or by the affirmative vote of all directors. Each director holds office until the expiry of his or her term and until a successor has been elected or appointed. Our articles of association do not require directors to stand for reelection at staggered intervals.

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

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture. Shareholders are not liable for any capital calls by the company except to the extent there is an amount unpaid on their shares.

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

Differences in Corporate Law

The Companies Law is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

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

A merger between a parent company incorporated in the Cayman Islands and its subsidiary or subsidiaries incorporated in the Cayman Islands does not require authorization by a resolution of shareholders of the constituent companies provided a copy of the plan of merger is given to every shareholder of each subsidiary company to be merged unless that shareholder agrees otherwise. For this purpose, a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The plan of merger or consolidation must be filed with the Registrar of Companies in the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a declaration as to the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger and consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares if they follow the required procedures, subject to certain exceptions. The fair value of the shares will be determined by the Cayman Islands court if it cannot be agreed among the parties. Court approval is not required for a merger or consolidation effected in compliance with these statutory procedures.

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

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

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

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

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

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his or her interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may eliminate the right of stockholders to act by written consent. Our memorandum and articles of association allow shareholders to act by written resolutions.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting interest with respect to electing such director.

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

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting interest of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under our memorandum and articles of association, a resolution that our company be wound up by the court or be wound up voluntarily shall be a special resolution, except where the company is to be wound up voluntarily because it is unable to pay its debts as they may fall due in which event the resolution shall be an ordinary resolution.

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

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares have no general right under Cayman Islands law, nor any right under our memorandum and articles of association, to inspect or obtain copies of our register of members or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

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

With regard to our operations in the Philippines, the Philippines has been liberalizing foreign exchange controls in the country, and has adopted a floating exchange rate regime. In any event, the Philippine peso still fluctuates against the H.K. dollar and the U.S. dollar from time to time. Although there are no restrictions or limits on the amounts of the Philippine peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of the Philippine peso in excess of PHP10,000 must be with prior authorization of BSP, while foreign currency in excess of US$10,000 or its equivalent must be declared to the Bureau of Customs Desk in the airport upon arrival or before departure, as the case may be.

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

Passive Foreign Investment Company

Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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

Nasdaq Stock Market Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. In addition, we intend to post our annual report on our website www.melco-resorts.com. Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to deliver annual reports to our shareholders prior to an annual general meeting.

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

As of December 31, 2018, we are subject to fluctuations in HIBOR and LIBOR as a result of our 2015 Credit Facilities, Aircraft Term Loan and 2021 Studio City Senior Secured Credit Facility. As of December 31, 2018, approximately 64% of our total indebtedness was based on fixed rates. Based on our December 31, 2018 indebtedness level, an assumed 100 basis point change in HIBOR and LIBOR would cause our annual interest cost to change by approximately US$14.8 million.

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

Foreign Exchange Risk

Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca, H.K. dollar and the Philippine peso. In addition, a significant portion of our indebtedness, including the 2017 Senior Notes and the Studio City Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar. We also have a certain portion of our assets and liabilities denominated in the Philippine peso.

The value of the H.K. dollar, Pataca and the Philippine peso against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged, de-linked or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, Pataca or the Philippine peso to U.S. dollar may have a material adverse effect on our revenues and financial condition.

We accept foreign currencies from our customers and as of December 31, 2018, in addition to H.K. dollar, Pataca and the Philippine peso, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations during the year ended December 31, 2018. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.

See note 11 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2018.

Major currencies in which our cash and bank balances (including restricted cash) held as of December 31, 2018 were U.S. dollar, H.K. dollar, the Philippine peso and Pataca. Based on the cash and bank balances as of December 31, 2018, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$13.2 million for the year ended December 31, 2018.

Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2018, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$14.8 million for the year ended December 31, 2018.

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

Fees and Other Payments Made by the Depositary to Us

In 2018, we received approximately US$4.0 million (after tax) reimbursement from the depositary in connection with our ADS facility.

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

Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2018. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013) (“2013 framework”).

Based on this assessment, management concluded that, as of December 31, 2018, our Company’s internal control over financial reporting is effective based on this 2013 framework.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our Company’s internal control over financial reporting as of December 31, 2018, has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Controls Over Financial Reporting

There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on January 29, 2019. We have posted our current code of business conduct and ethics on our website at www.melco-resorts.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2018	2017
	(In thousands of US$)
Audit fees (1)	$1,609	$1,713
Audit-related fees(2)	311	881
Tax fees (3)	282	86
All other fees (4)	240	—

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.
(2)

“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with (i) the issuance of the 2017 Senior Notes and the 2019 Studio City Notes, (ii) the registration statement on Form F-1 for an initial public offering of SCI; and (iii) our registration statement on Form F-3 and the related prospective supplements for our public offering filed with the SEC in December 2016 and May 2017.

(3)	“Tax fees” include the aggregate fees for tax consultations.
(4)	“All other fees” include the aggregate fees for advisory services and an annual charge for an online technical accounting research tool.

The policy of our audit and risk committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis services which are approved by our audit and risk committee prior to the completion of the audit.

For the years ended December 31, 2018 and 2017, nil and 3.4 percent of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table sets forth information about our repurchases made in the fiscal year ended December 31, 2018.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (1)	Maximum Dollar Value of Ordinary Shares that May Yet be Purchased Under Publicly Announced Program
		(US$)		(US$)
January 2018	—	—	—	—
February 2018	—	—	—	—
March 2018	—	—	—	500,000,000
April 2018	—	—	—	500,000,000
May 2018	—	—	—	500,000,000
June 2018	—	—	—	500,000,000
July 2018	—	—	—	500,000,000
August 2018	15,827,796	7.89	15,827,796	375,093,602
September 2018	44,661,933	7.06	44,661,933	59,650,414
October 2018	7,225,260	7.09	7,225,260	8,388,299
November 2018	16,817,856	5.69	16,817,856	412,741,194
December 2018	12,038,220	5.74	12,038,220	343,643,529

Total	96,571,065	6.80	96,571,065	343,643,529

Notes:

(1)

In March 2018, we announced our board of directors approved a US$500 million share repurchase program which is effective over a three-year period commencing on March 21, 2018. In November 2018, we further announced our board of directors approved an additional US$500 million share repurchase program which is effective over a three-year period commencing on November 8, 2018.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. For example, Nasdaq Stock Market Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors. Since September 5, 2018, we have had a majority of independent directors serving on our board. Prior to that, we relied on this “home country practice” exception when we did not have a majority of independent directors serving on our board.

In addition, Nasdaq Stock Market Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. We intend to post our annual report on our website www.melco-resorts.com. Lastly,

Nasdaq Stock Market Rule 5635 requires each issuer to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. Walkers (Hong Kong), our Cayman Islands counsel, has provided letters to Nasdaq certifying that under the Companies Law (as amended) of the Cayman Islands, we are not required to: (i) have a majority of independent directors serving on our board; (ii) deliver annual reports to our shareholders prior to an annual general meeting; or (iii) obtain shareholders’ approval prior to any issuance of our ordinary shares. The foregoing is subject to our memorandum and articles of association, as amended and restated from time to time.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Melco Resorts & Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.7	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.8	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.9	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.11	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Loan Agreement dated December 23, 2013, among MCO (Philippines) Investments Limited as lender, Melco Resorts Leisure as borrower and MRP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$ 340 million (incorporated by reference to Exhibit 2.21 from our annual report on Form 20-F forth fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.15	Amended and Restated Shareholders’ Deed, dated December 14, 2016, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

2.16	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.17	Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.2 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

Exhibit Number	Description of Document

2.18	Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.3 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.19*	Second Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, Deutsche Bank Trust Company Americas, as trustee, Studio City (HK) Two Limited, as a new guarantor, Studio City Investments Limited, as parent guarantor and the subsidiary guarantors parties thereto, relating to 5.875% Senior Secured Notes due 2019

2.20	Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.4 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.21	Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.5 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.22*	Second Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee, relating to 7.250% Senior Secured Notes due 2021

2.23	Intercreditor Agreement among Studio City Company Limited, the guarantors of the 5.875% Senior Secured Notes due 2019 and 7.250% Senior Secured Notes due 2021, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 99.6 from our registration statement on Form F-3 (File No. 333-215500),filed with the SEC on December 14, 2016)

2.24	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.25	Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% Senior Notes due 2025 (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.26	Termination of Amended and Restated Shareholders’ Deed Relating to Melco Resorts & Entertainment Limited, dated May 8, 2017, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 2.26 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.27*	Indenture among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Notes due 2024

Exhibit Number	Description of Document

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.6	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.7	Trade Mark License dated November 30, 2006 between Crown Limited (now known as Crown Resorts Limited) and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.8	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.9	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation and MPHIL Holdings No. 2 Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.10	Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.11	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation, MPHIL Holdings No. 2 Corporation, MCO Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

4.12	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.13	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 4, 2016 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

4.14	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.15	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.16	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.17	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.18	Share Repurchase Agreement dated May 4, 2016 between the Registrant and Crown Asia Investments Pty Ltd. (incorporated by reference to Exhibit 99.8 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.19	Purchase Agreement among Studio City Company Limited, as issuer, Studio City Investments Limited as parent guarantor, and subsidiary guarantors as specified therein regarding the 5.875% Senior Secured Notes due 2019 and the 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.10 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.20	Underwriting Agreement, dated December 15, 2016, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters and the dealers named therein (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

4.21	Underwriting Agreement, dated May 8, 2017, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

Exhibit Number	Description of Document

4.22	Share Repurchase Agreement, dated May 8, 2017, among Melco Resorts & Entertainment Limited, Crown Asia Investments Pty. Ltd. and Crown Resorts Limited (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

4.23	Purchase Agreement, dated May 25, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Merrill Lynch International, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% Senior Notes due 2025 (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.24	Purchase Agreement, dated June 27, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Deutsche Bank AG Singapore Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% Senior Notes due 2025 (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.25*	Amended and Restated Shareholders’ Agreement, entered into among MCO Cotai Investments Limited, New Cotai, LLC, the Company and SCI in relation to SCI

4.26	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Ernst & Young

15.3*	Consent of Deloitte Touche Tohmatsu

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: March 29, 2019	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2018 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also audited the adjustments for the retrospective application of the authoritative guidance on the presentation and classification of restricted cash described in Note 2(a) that were applied to restate the 2016 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review or apply any procedures to the 2016 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2016 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 29, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2(a) to the consolidated financial statements, the accompanying consolidated statements of cash flows for each of the two years in the period ended December 31, 2017 have been adjusted for the retrospective application of the authoritative guidance on the presentation and classification of restricted cash which was adopted by the Company on January 1, 2018.

As discussed Note 2(ab) to the consolidated financial statements, the Company changed its method for accounting for revenues from contracts with customers due to the adoption of ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended, effective January 1, 2018, using the modified retrospective approach.

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

March 29, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited:

We have audited, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2(ab) to the consolidated financial statements, the consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows of Melco Resorts & Entertainment Limited and subsidiaries (the “Company”) for the year ended December 31, 2016 (the 2016 financial statements before the effects of the adjustments discussed in Note 2(ab) to the financial statements are not presented herein). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2016 consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting discussed in Note 2(ab) to the consolidated financial statements, present fairly, in all material respects, the consolidated results of their operations and their cash flows for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review or apply any procedures to the adjustments to retrospectively apply the change in accounting discussed in Note 2(ab) to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/s/ Deloitte Touche Tohmatsu

Certified Public Accountants

Hong Kong

April 11, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited

Opinion on Internal Control over Financial Reporting

We have audited Melco Resorts & Entertainment Limited’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Melco Resorts & Entertainment Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2018, and the related notes and our report dated March 29, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young

Hong Kong

March 29, 2019

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2018	2017
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,436,558	$1,408,211
Investment securities	91,598	89,874
Bank deposits with original maturities over three months	—	9,884
Restricted cash	48,037	45,412
Accounts receivable, net	242,089	176,544
Amounts due from affiliated companies	7,603	2,377
Inventories	40,828	34,988
Prepaid expenses and other current assets	90,749	77,503

Total current assets	1,957,462	1,844,793

PROPERTY AND EQUIPMENT, NET	5,661,653	5,730,760

GAMING SUBCONCESSION, NET	197,533	256,083

INTANGIBLE ASSETS, NET	30,072	4,220

GOODWILL	81,376	81,915

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	186,515	189,645

RESTRICTED CASH	129	130

DEFERRED TAX ASSETS	2,992	11

LAND USE RIGHTS, NET	759,651	787,499

TOTAL ASSETS	$8,877,383	$8,895,056

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$24,879	$16,041
Accrued expenses and other current liabilities	1,658,550	1,563,585
Income tax payable	4,903	3,179
Capital lease obligations, due within one year	34,659	33,387
Current portion of long-term debt, net	395,547	51,032
Amounts due to affiliated companies	11,469	16,790

Total current liabilities	2,130,007	1,684,014

LONG-TERM DEBT, NET	3,665,370	3,506,530

OTHER LONG-TERM LIABILITIES	28,866	48,087

DEFERRED TAX LIABILITIES	54,063	53,994

CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	253,374	265,896

AMOUNTS DUE TO AFFILIATED COMPANIES	—	919

TOTAL LIABILITIES	$6,131,680	$5,559,440

COMMITMENTS AND CONTINGENCIES (Note 21)

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED BALANCE SHEETS - continued

(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2018	2017
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,482,999,434 and 1,478,429,243 shares issued; 1,379,762,263 and 1,469,414,231 shares outstanding, respectively	$14,830	$14,784
Treasury shares, at cost; 103,237,171 and 9,015,012 shares, respectively	(657,389)	(90)
Additional paid-in capital	3,523,275	3,671,805
Accumulated other comprehensive losses	(49,804)	(26,610)
Accumulated losses	(703,576)	(772,338)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,127,336	2,887,551
Noncontrolling interests	618,367	448,065

Total equity	2,745,703	3,335,616

TOTAL LIABILITIES AND EQUITY	$8,877,383	$8,895,056

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2018	2017	2016
OPERATING REVENUES
Casino	$4,463,704	$4,937,597	$4,176,667
Rooms	311,028	271,500	265,289
Food and beverage	204,171	184,979	177,515
Entertainment, retail and other	179,606	203,763	197,011

Gross revenues	5,158,509	5,597,839	4,816,482
Less: promotional allowances	—	(313,016)	(297,086)

Net revenues	5,158,509	5,284,823	4,519,396

OPERATING COSTS AND EXPENSES
Casino	(2,984,711)	(3,374,013)	(2,904,922)
Rooms	(78,377)	(32,641)	(33,218)
Food and beverage	(161,126)	(57,927)	(65,781)
Entertainment, retail and other	(92,436)	(88,268)	(109,817)
General and administrative	(500,624)	(467,121)	(446,591)
Payments to the Philippine Parties	(60,778)	(51,661)	(34,403)
Pre-opening costs	(37,369)	(2,274)	(3,883)
Development costs	(23,029)	(31,115)	(95)
Amortization of gaming subconcession	(56,809)	(57,237)	(57,237)
Amortization of land use rights	(22,646)	(22,817)	(22,816)
Depreciation and amortization	(484,621)	(460,521)	(472,219)
Property charges and other	(29,147)	(31,616)	(5,298)

Total operating costs and expenses	(4,531,673)	(4,677,211)	(4,156,280)

OPERATING INCOME	626,836	607,612	363,116

NON-OPERATING INCOME (EXPENSES)
Interest income	5,471	3,579	5,951
Interest expenses, net of capitalized interest	(264,880)	(255,764)	(271,912)
Loan commitment and other finance fees	(4,630)	(6,079)	(7,451)
Foreign exchange (losses) gains, net	(9,612)	12,783	7,356
Other income, net	3,682	5,282	3,572
Loss on extinguishment of debt	(3,461)	(49,337)	(17,435)
Costs associated with debt modification	—	(2,793)	(8,101)

Total non-operating expenses, net	(273,430)	(292,329)	(288,020)

INCOME BEFORE INCOME TAX	353,406	315,283	75,096
INCOME TAX CREDIT (EXPENSE)	445	10	(8,178)

NET INCOME	353,851	315,293	66,918
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(2,336)	31,709	108,988

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$351,515	$347,002	$175,906

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS - continued

(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2018	2017	2016
NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.242	$0.236	$0.116

Diluted	$0.240	$0.235	$0.115

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,451,051,051	1,467,653,209	1,516,714,277

Diluted	1,460,909,324	1,479,342,209	1,525,284,272

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017	2016
Net income	$353,851	$315,293	$66,918
Other comprehensive (loss) income:
Foreign currency translation adjustments, before and after tax	(36,373)	(746)	(5,803)
Changes in fair values of interest rate swap agreements, before and after tax	—	—	61
Unrealized losses on investment securities, before and after tax	—	(1,150)	—

Other comprehensive loss	(36,373)	(1,896)	(5,742)

Total comprehensive income	317,478	313,397	61,176
Comprehensive loss attributable to noncontrolling interests	9,693	31,763	111,896

Comprehensive income attributable to Melco Resorts & Entertainment Limited	$327,171	$345,160	$173,072

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(In thousands of U.S. dollars, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ Equity							Noncontrolling Interests	Total Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings (Accumulated losses)
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2016	1,630,924,523	$16,309	(12,935,230)	$(275)	$3,075,459	$(21,934)	$1,270,074	$592,226	$4,931,859
Net income for the year	—	—	—	—	—	—	175,906	(108,988)	66,918
Foreign currency translation adjustment	—	—	—	—	—	(2,871)	—	(2,932)	(5,803)
Changes in fair values of interest rate swap agreements	—	—	—	—	—	37	—	24	61
Share-based compensation	—	—	—	—	17,900	—	—	579	18,479
Transfer of shares purchased under trust arrangement for restricted shares vested	—	—	18,213	146	(146)	—	—	—	—
Retirement of repurchased shares	(155,000,000)	(1,550)	—	—	(203,496)	—	(598,125)	—	(803,171)
Issuance of shares for restricted shares vested	—	—	303,318	3	(3)	—	—	—	—
Exercise of share options	—	—	1,789,929	18	3,236	—	—	—	3,254
Transfer of property and equipment between subsidiaries	—	—	—	—	55	—	—	(55)	—
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(1,304)	—	—	(1,310)	(2,614)
Dividends declared ($0.2408 per share)	—	—	—	—	(108,639)	—	(276,930)	—	(385,569)

BALANCE AT DECEMBER 31, 2016	1,475,924,523	14,759	(10,823,770)	(108)	2,783,062	(24,768)	570,925	479,544	3,823,414
Net income for the year	—	—	—	—	—	—	347,002	(31,709)	315,293
Foreign currency translation adjustment	—	—	—	—	—	(692)	—	(54)	(746)
Unrealized losses on investment securities	—	—	—	—	—	(1,150)	—	—	(1,150)
Share-based compensation	—	—	—	—	17,164	—	—	141	17,305
Shares issued	165,303,543	1,653	—	—	1,161,533	—	—	—	1,163,186
Retirement of repurchased shares	(165,303,544)	(1,653)	—	—	(204,533)	—	(957,000)	—	(1,163,186)
Shares issued for future vesting of restricted shares and exercise of share options	2,504,721	25	(2,504,721)	(25)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	950,320	9	(9)	—	—	—	—
Exercise of share options	—	—	3,363,159	34	2,622	—	—	—	2,656
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	29	—	—	143	172
Dividends declared ($0.5604 per share)	—	—	—	—	(88,063)	—	(733,265)	—	(821,328)

BALANCE AT DECEMBER 31, 2017	1,478,429,243	14,784	(9,015,012)	(90)	3,671,805	(26,610)	(772,338)	448,065	3,335,616

Cumulative-effect adjustment upon adoption of new standard on equity investments (as disclosed in Note 2(ab))	—	—	—	—	—	1,150	(1,150)	—	—
Cumulative-effect adjustment upon adoption of New Revenue Standard (as disclosed in Note 2(ab))	—	—	—	—	—	—	(11,286)	(1,684)	(12,970)
Net income for the year	—	—	—	—	—	—	351,515	2,336	353,851
Foreign currency translation adjustment	—	—	—	—	—	(24,344)	—	(12,029)	(36,373)
Share-based compensation	—	—	—	—	24,830	—	—	(55)	24,775
Reclassification of share-based compensation plan from equity-settled to cash-settled	—	—	—	—	(505)	—	—	—	(505)
Shares repurchased by the Company	—	—	(96,571,065)	(657,322)	—	—	—	—	(657,322)
Shares issued for future vesting of restricted shares and exercise of share options	4,570,191	46	(4,570,191)	(46)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	2,115,809	21	(58)	—	—	—	(37)
Exercise of share options	—	—	4,803,288	48	1,834	—	—	—	1,882
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(141,572)	—	—	(57,695)	(199,267)
Changes in shareholdings of Studio City International	—	—	—	—	(31,845)	—	—	239,429	207,584
Dividends declared ($0.1867 per share)	—	—	—	—	(1,214)	—	(270,317)	—	(271,531)

BALANCE AT DECEMBER 31, 2018	1,482,999,434	$14,830	(103,237,171)	$(657,389)	$3,523,275	$(49,804)	$(703,576)	$618,367	$2,745,703

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$353,851	$315,293	$66,918
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	564,076	540,575	552,272
Amortization of deferred financing costs and original issue premiums	22,311	26,022	48,345
Interest accretion on capital lease obligations	5,161	6,878	9,449
Net loss (gain) on disposal of property and equipment	1,518	5,409	(8,509)
Impairment loss recognized on property and equipment	—	23,197	3,245
(Credit) provision for doubtful debts	(2,637)	(2,028)	67,838
Provision for input value-added tax	4,095	2,813	5,459
Loss on extinguishment of debt	3,461	49,337	17,435
Costs associated with debt modification	—	2,793	8,101
Share-based compensation	25,143	17,305	18,487
Unrealized losses on investment securities	111	—	—
Changes in operating assets and liabilities:
Accounts receivable	(60,475)	54,903	(18,339)
Inventories and prepaid expenses and other	(27,847)	(2,076)	(6,006)
Long-term prepayments, deposits and other assets	14,866	(49,370)	(22,087)
Accounts payable and accrued expenses and other	161,542	181,661	448,339
Other long-term liabilities	(8,478)	(10,212)	(32,808)

Net cash provided by operating activities	1,056,698	1,162,500	1,158,139

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of property and equipment	(275,980)	(157,075)	(131,592)
Payments for capitalized construction costs	(233,488)	(329,275)	(368,616)
Deposits for acquisition of property and equipment	(77,546)	(16,405)	(4,212)
Payments for investment securities	(45,048)	(91,024)	—
Payment for internal-use software costs	(26,552)	—	—
Placement of bank deposits with original maturities over three months	(24,823)	(62,591)	(260,197)
Payments for entertainment production costs and security deposit	(1,542)	—	(33)
Proceeds from sale of property and equipment	595	932	28,906
Withdrawals of bank deposits with original maturities over three months	34,675	263,547	774,093
Proceeds from sale of investment securities	40,013	—	—
Advance payments for construction costs	—	(12,234)	(31,586)
Insurance proceeds received for damaged property and equipment	—	108	—
Payments for land use rights	—	—	(3,788)

Net cash (used in) provided by investing activities	(609,696)	(404,017)	2,975

CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase of shares	(655,652)	—	(803,171)
Principal payments on long-term debt	(592,573)	(896,276)	(124,286)
Dividends paid	(271,531)	(821,328)	(385,569)
Purchase of shares of a subsidiary	(199,267)	—	(2,614)
Principal payments on capital lease obligations	(107)	(120)	(47)
Proceeds from exercise of share options	5,018	3,610	3,254
Net proceeds from issuance of shares of a subsidiary	213,527	—	—
Proceeds from long-term debt	1,095,714	702,625	—
Payments of deferred financing costs	—	(34,552)	(27,284)

Net cash used in financing activities	$(404,871)	$(1,046,041)	$(1,339,717)

MELCO RESORTS & ENTERTAINMENT LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - continued

(In thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017	2016
EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$(11,160)	$(281)	$(7,949)

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	30,971	(287,839)	(186,552)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,453,753	1,741,592	1,928,144

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$1,484,724	$1,453,753	$1,741,592

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS
Cash paid for interest, net of amounts capitalized	$(239,338)	$(239,780)	$(209,697)
Cash paid for income taxes, net of refunds	(275)	(6,537)	(3,414)
NON-CASH INVESTING AND FINANCING ACTIVITIES
Change in accrued expenses and other current liabilities and other long-term liabilities related to property and equipment	50,509	34,147	48,801
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	5,449	62,714	27,794
Change in amounts due to affiliated companies related to construction costs	3,339	10,847	—
Offering expenses capitalized for the issuance of shares of a subsidiary included in accrued expenses and other current liabilities	5,943	—	—
Repurchase of shares included in accrued expenses and other current liabilities	1,670	—	—
Deferred financing costs included in accrued expenses and other current liabilities	—	26	3,180
Consideration on sale of property and equipment offset by escrow funds refundable to the Philippine Parties	—	—	24,644

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS

	December 31,
	2018	2017
Cash and cash equivalents	$1,436,558	$1,408,211
Current portion of restricted cash	48,037	45,412
Non-current portion of restricted cash	129	130

Total cash, cash equivalents and restricted cash	$1,484,724	$1,453,753

The accompanying notes are an integral part of the consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars, except share and per share data)

1.	COMPANY INFORMATION

Melco Resorts & Entertainment Limited (the “Company”) was incorporated in the Cayman Islands, with its American depositary shares (“ADS”) listed on the NASDAQ Global Select Market under the symbol “MLCO” in the United States of America.

The Company together with its subsidiaries (collectively referred to as the “Group”) is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Group currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Grand Dragon Casino (formerly known as Taipa Square Casino), a casino located at Taipa, Macau. The Group’s business also includes the Mocha Clubs, which comprise the non-casino based operations of electronic gaming machines in Macau. The Company, through its subsidiaries, including Studio City International Holdings Limited (“Studio City International”), which completed its initial public offering with its ADS listed on the New York Stock Exchange in October 2018, also majority owns and operates Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a majority-owned subsidiary of the Company operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

As of December 31, 2018 and 2017, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of the Company.

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

Effective January 1, 2018, the Group adopted the accounting standards update on the classification and presentation of restricted cash in the statement of cash flows, using the retrospective method, and the updated classification and presentation are reflected for the years presented in the consolidated statements of cash flows. Details of the adoption of this guidance are disclosed in Note 2(ab).

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

Investment securities consist of investments in mutual funds that mainly invest in bonds and fixed interest securities. The investment securities are considered as marketable equity securities. Management determines the appropriate classification of its investment securities at the time of purchase and reevaluates the classifications at each balance sheet date. Investment securities are classified as either short-term or long-term based on the nature of each security and its availability for use in current operations. As disclosed in Note 2(ab), with effect from January 1, 2018, investment securities are measured at fair value with changes in fair values recognized through net income in the consolidated statements of operations.

(f)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Group expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly consists of i) bank accounts that are restricted for withdrawals and for payment of project costs or debt servicing associated with borrowings under the respective senior notes and credit facilities; and ii) collateral bank accounts associated with borrowings under the credit facilities.

(g)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Group to concentrations of credit risk consist principally of casino receivables. The Group issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to its gaming promoters in Macau and the Philippines, which receivables can be offset against commissions payable and any other value items held by the Group to the respective customers and for which the Group intends to set off when required. As of December 31, 2018 and 2017, a substantial portion of the Group’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.

Accounts receivable, including casino, hotel and other receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Group’s receivables to

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Accounts Receivable and Credit Risk - continued

their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2018 and 2017, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(h)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in, first-out, weighted average and specific identification methods.

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

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Freehold land	Not depreciated
Buildings	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years

(j)	Capitalized Interest

Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Group’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Capitalized Interest - continued

amounted to $285,947, $293,247 and $300,945, of which $ 21,067, $37,483 and $29,033 were capitalized during the years ended December 31, 2018, 2017 and 2016, respectively.

(k)	Gaming Subconcession

The deemed cost of the gaming subconcession in Macau is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of the Company and the holder of the gaming subconcession in Macau, in 2006, and amortized over the term of agreement which is due to expire in June 2022 on a straight-line basis.

(l)	Internal-Use Software

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of 15 years on a straight-line basis. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred.

(m)	Goodwill and Intangible Assets

Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.

Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Group’s finite-lived intangible assets consist of the gaming subconcession and internal-use software. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Group’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.

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

For the years ended December 31, 2018 and 2017, the Group performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired. The assessments included the evaluation of qualitative factors including, but

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Goodwill and Intangible Assets - continued

not limited to, the results of the most recent quantitative impairment tests, operating results and projected operating results, and macro-economic and industry conditions.

For the year ended December 31, 2016, the detailed quantitative impairment tests were performed and computed the fair value of the reporting unit was in excess of the carrying amount and fair values of the trademarks were in excess of their carrying amounts. For the quantitative impairment test of goodwill, the Group estimated the fair value of the reporting unit with the income and market valuation approaches through the application of capitalized earnings and discounted cash flow methods, which based on a number of estimates and assumptions, including the projected future operating results of the reporting unit, discount rates, long-term growth rates and market comparables. For the quantitative impairment test of the trademarks of Mocha Clubs, the Group estimated the fair values of the trademarks using the relief-from-royalty method, which based on a number of estimates and assumptions, including the incremental after-tax cash flows representing the royalties that the Group was relieved from paying given it is the owner of the trademarks, the projected future revenues of the trademarks, royalty rates, discount rates and long-term growth rates.

As a result of these assessments, no impairment losses have been recognized during the years ended December 31, 2018, 2017 and 2016.

(n)	Impairment of Long-lived Assets (Other Than Goodwill)

The Group evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Group then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

During the years ended December 31, 2018, 2017 and 2016, impairment losses of nil, $23,197 and $3,245 were recognized, mainly due to reconfigurations and renovations at the Group’s operating properties, and included in the consolidated statements of operations.

(o)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in long-term prepayments, deposits and other assets in the consolidated balance sheets. All other deferred financing costs are presented as a reduction of long-term debt in the consolidated balance sheets.

(p)	Land Use Rights

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use rights of 40 years on a straight-line basis.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition

On January 1, 2018, the Group adopted the Accounting Standards Codification 606, Revenue from Contracts with Customers, using the modified retrospective method. The Group’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Group accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under the Group’s non-discretionary incentives programs (including loyalty programs).

For casino transactions that include complimentary goods or services provided by the Group to incentivize future gaming, the Group allocates the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under the Group’s control and discretion and supplied by third parties are recorded as operating expenses.

The Group operates different non-discretionary incentives programs in certain of its properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, the Group defers a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for Group-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.

After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.

The Group follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of certain hotels and Grand Dragon Casino and concluded that it is controlling entity and is the principal to these arrangements. For the operations of certain hotels, the Group is the owner of the hotel properties, and the hotel managers operate the hotels under certain management agreements providing management services to the Group, and the Group receives all rewards and takes substantial risks associated with the hotels’ business; it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino, given the Group operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Revenue Recognition - continued

The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Group are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Group are allocated to each good or service based on its relative standalone selling price.

Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

Contract and Contract-Related Liabilities

In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability.

The Group primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips and tokens, which represent the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentive earned from the Loyalty Programs, and (3) advance customer deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned, or deposited and are recorded as accrued expenses and other current liabilities on the consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips and tokens held by customers, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers.

The following table summarizes the activities related to contract and contract-related liabilities:

	December 31, 2018	January 1, 2018	Increase/ (decrease)
Outstanding gaming chips and tokens	$638,629	$464,613	$174,016
Loyalty program liabilities	46,625	42,929	3,696
Advance customer deposits and ticket sales	386,869	423,603	(36,734)

	$1,072,123	$931,145	$140,978

The major changes from the previous basis, as a result of the adoption of the new revenue standard are summarized in Note 2(ab).

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Gaming Taxes and License Fees

The Group is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. The gaming taxes and the majority of the license fees are determined from an assessment of the Group’s gaming revenue and are recognized as casino expense in the accompanying consolidated statements of operations. These taxes and license fees totaled $2,364,142, $2,222,498 and $1,826,061 for the years ended December 31, 2018, 2017 and 2016, respectively.

(s)	Pre-opening Costs

Pre-opening costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up operations and are expensed as incurred. During the years ended December 31, 2018, 2017 and 2016, the Group incurred pre-opening costs primarily in connection with the development of further expansions to City of Dreams and Studio City. The Group also incurs pre-opening costs on other one-off activities related to the marketing of new facilities and operations.

(t)	Development Costs

Development costs include the costs associated with the Group’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(u)	Advertising and Promotional Costs

The Group expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $110,905, $87,773 and $83,068 for the years ended December 31, 2018, 2017 and 2016, respectively.

(v)	Foreign Currency Transactions and Translations

All transactions in currencies other than functional currencies of the Company and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the consolidated statements of operations.

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

The Group measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service period. Compensation is attributed to the periods of associated service and such expense is recognized over the vesting period of the awards on a straight-line basis. Forfeitures are recognized when they occur.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(w)	Share-based Compensation Expenses - continued

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

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(y)	Net Income Attributable to Melco Resorts & Entertainment Limited Per Share - continued

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2018	2017	2016
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Resorts & Entertainment Limited per share	1,451,051,051	1,467,653,209	1,516,714,277

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	9,858,273	11,689,000	8,569,995

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	1,460,909,324	1,479,342,209	1,525,284,272

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	7,200,837	6,624,345	9,500,248

(z)	Accounting for Derivative Instruments and Hedging Activities

The Group uses derivative financial instruments such as floating-for-fixed interest rate swap agreements to manage its risks associated with interest rate fluctuations in accordance with lenders’ requirements under the Studio City Borrower’s prior senior secured credit facilities agreement. All derivative instruments are recognized in the consolidated financial statements at fair value at the balance sheet date. Any changes in fair value are recorded in the consolidated statements of operations or comprehensive income, depending on whether the derivative is designated and qualifies for hedge accounting, the type of hedge transaction and the effectiveness of the hedge. The estimated fair values of interest rate swap agreements are based on a standard valuation model that projects future cash flows and discounts those future cash flows to a present value using market-based observable inputs such as interest rate yields. All outstanding interest rate swap agreements expired during the year ended December 31, 2016.

(aa)	Comprehensive Income and Accumulated Other Comprehensive Losses

Comprehensive income includes net income, foreign currency translation adjustments, changes in fair values of interest rate swap agreements and unrealized losses on investment securities and is reported in the consolidated statements of comprehensive income.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Comprehensive Income and Accumulated Other Comprehensive Losses - continued

As of December 31, 2018 and 2017, the Group’s accumulated other comprehensive losses consisted of the following components, net of tax and noncontrolling interests:

	December 31,
	2018	2017
Foreign currency translation adjustments	$49,804	$25,460
Unrealized losses on investment securities	—	1,150

	$49,804	$26,610

(ab)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncements:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (as subsequently amended) which outlined a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and superseded most current revenue recognition guidance, including industry-specific guidance (“New Revenue Standard”). The core principle of this new revenue recognition model is that an entity should recognize revenues to depict the transfer of promised goods or services to customers in an amount that reflects the consideration which the entity expects to be entitled in exchange for those goods or services. This update also requires enhanced disclosures regarding the nature, amount, timing, and uncertainty of revenues and cash flows arising from an entity’s contracts with customers.

On January 1, 2018, the Group adopted the New Revenue Standard using the modified retrospective method applying to those contracts not yet completed as of January 1, 2018. The Group recognized the cumulative effect of adopting the New Revenue Standard as an adjustment to the opening balance of accumulated losses. Amounts for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The major changes as a result of the adoption of the New Revenue Standard are as follows:

(1)

The New Revenue Standard changed the presentation of, and accounting for, goods and services furnished to guests without charge that were previously included in gross revenues and deducted as promotional allowances in the accompanying consolidated statements of operations. Under the New Revenue Standard, the promotional allowances line item was eliminated with the amounts being netted against casino revenues in primarily all cases and are measured based on standalone selling prices. Additionally, the estimated cost of providing the promotional allowances is no longer included in casino expenses but, instead is included in the respective operating departments expense categories.

(2)

A portion of commissions paid or payable to gaming promoters, representing the estimated incentives that were returned to customers, was previously reported as reductions in casino revenue, with the balance of commissions expense reflected as a casino expense. Under the New Revenue Standard, all commissions paid or payable to gaming promoters are reflected as reductions in casino revenue.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements: - continued

(3)

The estimated liability for unredeemed non-discretionary incentives under the Loyalty Programs were previously accrued based on the estimated costs of providing such benefits and expected redemption rates. Under the New Revenue Standard, non-discretionary incentives represent a separate performance obligation and the resulting liabilities are recorded using the standalone selling prices of such benefits less estimated breakage and are offset against casino revenue. When the benefits are redeemed, revenues are measured on the same basis and recognized in the resulting category of the goods or services provided. At the adoption date on January 1, 2018, the Group recognized an increase to the opening balance of accumulated losses and noncontrolling interests of $11,286 and $1,684, respectively, with a corresponding increase in accrued expenses and other current liabilities.

The amounts of affected financial statement line items for the current period before and after the adoption of the New Revenue Standard are as follows:

	Year Ended December 31, 2018
Statement of Operations	Balances under New Revenue Standard (As reported)	Balances under previous basis	Effect of change higher/ (lower)
Operating Revenues
Casino	$4,463,704	$5,217,101	$(753,397)
Rooms	311,028	313,121	(2,093)
Food and beverage	204,171	205,877	(1,706)
Entertainment, retail and other	179,606	178,400	1,206
Promotional allowances	—	354,930	(354,930)

Operating costs and expenses
Casino	$2,984,711	$3,526,215	$(541,504)
Rooms	78,377	41,613	36,764
Food and beverage	161,126	64,389	96,737
Entertainment, retail and other	92,436	87,364	5,072
General and administrative	500,624	498,632	1,992

Net income	353,851	353,972	(121)

Net income attributable to noncontrolling interests	2,336	2,375	(39)

Net income attributable to Melco Resorts & Entertainment Limited	351,515	351,597	(82)

Basic net income attributable to Melco Resorts & Entertainment Limited per share	0.242	0.242	—

Diluted net income attributable to Melco Resorts & Entertainment Limited per share	0.240	0.241	(0.001)

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements: - continued

	As at December 31, 2018
Balance Sheet	Balances under New Revenue Standard (As reported)	Balances under previous basis	Effect of change higher/ (lower)
Current Liabilities
Accrued expenses and other current liabilities	$1,658,550	$1,645,459	$13,091

Shareholders’ Equity
Accumulated losses	$703,576	$692,208	$11,368
Noncontrolling interests	618,367	620,090	(1,723)

In August 2016, the FASB issued an accounting standards update which amended the guidance on the classification of certain cash receipts and payments in the statement of cash flows. The guidance was effective as of January 1, 2018 and the Group adopted this new guidance on a retrospective basis. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.

In January 2016, the FASB issued an accounting standards update which amended certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance requires equity investments to be measured at fair value with changes in fair values recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This guidance also eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair values that are required to be disclosed for financial instruments measured at amortized cost on the balance sheet. Further, the guidance requires separate presentation of financial assets and financial liabilities grouped by measurement category and form of financial asset on the balance sheet or in notes to the financial statements. On January 1, 2018, the Group adopted this new guidance using a modified retrospective method, with certain exceptions as specified in the guidance and reclassified the unrealized losses of $1,150 on investment securities which were previously accounted for as available-for-sale investments, from accumulated other comprehensive losses to the opening balance of accumulated losses. The adoption of this guidance primarily increased the volatility of the Group’s other income (expense), net as a result of the remeasurement of marketable equity securities at fair values.

In November 2016, the FASB issued an accounting standards update which amended and clarified the guidance on the classification and presentation of restricted cash in the statement of cash flows. The guidance required that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents. Accordingly, restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The guidance was effective as of January 1, 2018 and the Group adopted this new guidance on a retrospective basis. The adoption of this guidance impacted the presentation and classification of restricted cash in the Group’s consolidated statements of cash flows. For the years ended December 31, 2017 and 2016, substantially all of the changes in restricted cash of $6,260 and $277,836, respectively, were previously

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued

Newly Adopted Accounting Pronouncements: - continued

reported within net cash (used in) provided by investing activities in the consolidated statements of cash flows.

Recent Accounting Pronouncements Not Yet Adopted:

In February 2016, the FASB issued an accounting standards update on leases, which amends various aspects of existing accounting guidance for leases. The guidance requires all lessees to recognize a lease liability and a right-of-use asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The guidance is effective for interim and fiscal years beginning after December 15, 2018, with early adoption permitted. In July 2018, the FASB issued an accounting standards update which provides entities with an additional transition method to adopt the new leases standard. The amendments also provide lessors with a practical expedient to not separate non-lease components from the associated lease components if certain conditions are met. The Group has adopted this guidance using the modified retrospective method, recognizing the cumulative effect of initially applying the guidance at the date of initial application on January 1, 2019. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any existing leases as of the adoption date. While the Group is currently assessing the quantitative impact the guidance will have on its consolidated financial statements and related disclosures, the Group expects the most significant changes will be related to the recognition of right-of-use assets and lease liabilities for operating leases on the Group’s consolidated balance sheet, with no material impact to net income or cash flows.

In January 2017, the FASB issued an accounting standards update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for interim and fiscal years beginning after December 15, 2019, with early adoption permitted. The guidance should be applied prospectively. Management is currently assessing the potential impact of adopting this guidance on the Group’s consolidated financial statements. The adoption of this guidance would only impact the Group’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and the measurement of the impairment charge.

In August 2018, the FASB issued an accounting standards update which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. This guidance is effective for interim and fiscal years beginning after December 15, 2019, with early adoption permitted. The adoption of this guidance is not expected to have a material impact on the Group’s consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

3.	INVESTMENT SECURITIES

Investment securities solely represent investments in marketable equity securities. The components of (losses) gains on marketable equity securities were as follows:

Year Ended
December 31, 2018
Net losses recognized on marketable equity securities	$(111)
Less: Net losses recognized on marketable equity securities sold during the year	1,345

Unrealized gains recognized on marketable equity securities still held at the reporting date	$1,234

4.	ACCOUNTS RECEIVABLE, NET

Components of accounts receivable, net are as follows:

	December 31,
	2018	2017
Casino	$433,565	$375,689
Hotel	5,714	4,934
Other	5,847	6,918

Sub-total	445,126	387,541
Less: allowances for doubtful debts	(203,037)	(210,997)

	$242,089	$176,544

Movement in the allowances for doubtful debts were as follows:

	Year Ended December 31,
	2018	2017	2016
At beginning of year	$210,997	$265,931	$210,757
(Credit) additional provision	(2,479)	(4,178)	67,791
Write-offs, net of recoveries	(2,115)	(57,696)	(3,044)
Reclassified (to) from long-term receivables, net	(2,062)	6,940	(9,573)
Exchange adjustments	(1,304)	—	—

At end of year	$203,037	$210,997	$265,931

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

5.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2018	2017
Cost
Buildings	$6,244,348	$5,178,450
Furniture, fixtures and equipment	993,672	905,319
Leasehold improvements	939,602	829,706
Plant and gaming machinery	218,739	207,314
Transportation	101,800	97,132
Construction in progress	40,225	1,030,203
Freehold land	24,061	—

Sub-total	8,562,447	8,248,124
Less: accumulated depreciation and amortization	(2,900,794)	(2,517,364)

Property and equipment, net	$5,661,653	$5,730,760

As of December 31, 2018 and 2017, construction in progress in relation to City of Dreams and Studio City included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $5,312 and $135,200, respectively.

The cost and accumulated depreciation and amortization of property and equipment held under capital lease arrangements were $224,752 and $49,288 as of December 31, 2018 and $237,335 and $39,214 as of December 31, 2017, respectively. Further information of the lease arrangements is included in Note 12.

6.	GAMING SUBCONCESSION, NET

	December 31,
	2018	2017
Deemed cost	$894,079	$900,000
Less: accumulated amortization	(696,546)	(643,917)

Gaming subconcession, net	$197,533	$256,083

The Group expects that amortization of the gaming subconcession will be approximately $56,861 each year from 2019 through 2021, and approximately $26,950 in 2022.

7.	GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill is related to Mocha Clubs, a reporting unit. As of December 31, 2017, other intangible assets with indefinite useful lives are related to trademarks of Mocha Clubs. As of December 31, 2018, intangible assets comprised the carrying amounts of trademarks of Mocha Clubs of $4,193 and internal-use software, a finite-lived intangible asset, of $25,879. Goodwill and trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Group in 2006. The changes in carrying amounts of goodwill and trademarks represented the exchange differences arising from foreign currency translation at the balance sheet date.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

7.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

As of December 31, 2018, the costs and the accumulated amortization of internal-use software amounted to $26,576 and $697, respectively. The amortization expense of internal-use software recognized for the year ended December 31, 2018 was $697. The Group expects the amortization of the internal-use software will be approximately $1,692 in 2019 and $1,792 each year from 2020 through 2023 and $17,019 thereafter.

8.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2018	2017
Entertainment production costs	$76,379	$76,884
Less: accumulated amortization	(65,027)	(58,601)

Entertainment production costs, net	11,352	18,283
Deposits for acquisition of property and equipment	51,580	13,089
Deferred rent assets	46,864	54,467
Other long-term prepayments and other assets	30,391	44,938
Input value-added tax, net	20,097	21,005
Other deposits	14,896	14,775
Deferred financing costs, net	11,330	19,364
Long-term receivables, net	5	3,724

Long-term prepayments, deposits and other assets	$186,515	$189,645

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Group amortized the entertainment production costs over 10 years or the respective estimated useful live of the entertainment show, whichever is shorter.

Input value-added tax, net represents the value-added tax recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. During the years ended December 31, 2018, 2017 and 2016, provisions for input value-added tax expected to be non-recoverable amounting to $4,095, $2,813 and $5,459, respectively, were recognized in the consolidated statements of operations.

Long-term receivables, net represent casino receivables from casino customers where settlements are not expected within the next year. During the year ended December 31, 2018, net amount of long-term receivables of $1,633 was reclassified to current; and net amount of allowances for doubtful debts of $2,062 was reclassified from current to non-current. During the year ended December 31, 2017, net amount of long-term receivables of $8,771 and net amount of allowances for doubtful debts of $6,940, were reclassified to current. During the year ended December 31, 2016, net amount of current accounts receivable of $6,128 and net amount of allowances for doubtful debts of $9,573, were reclassified to non-current. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

9.	LAND USE RIGHTS, NET

	December 31,
	2018	2017
Altira Macau (“Taipa Land”)	$145,511	$146,475
City of Dreams (“Cotai Land”)	396,949	399,578
Studio City (“Studio City Land”)	649,263	653,564

	1,191,723	1,199,617
Less: accumulated amortization	(432,072)	(412,118)

Land use rights, net	$759,651	$787,499

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2018	2017
Outstanding gaming chips and tokens	$638,629	$464,613
Advance customer deposits and ticket sales	386,869	423,603
Gaming tax and license fee accruals	222,607	188,521
Operating expense and other accruals and liabilities	118,288	102,419
Staff cost accruals	144,755	147,040
Property and equipment payables	60,562	45,205
Loyalty program liabilities	46,625	29,959
Construction costs payables	25,461	144,300
Interest expenses payable	14,754	17,925

	$1,658,550	$1,563,585

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET

Long-term debt, net consisted of the following:

	December 31,
	2018	2017
Credit Facilities
2015 Credit Facilities (net of unamortized deferred financing costs of $4,428 and $6,919, respectively)	$1,471,466	$426,692
2016 Studio City Credit Facilities	128	129
Aircraft Term Loan	3,503	10,167

Senior Notes
2017 Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $22,904 and $25,821, respectively)	977,096	974,179
2012 Studio City Notes, due 2020 (net of unamortized deferred financing costs of $3,436 and $9,747, respectively)	421,564	815,253
2016 7.250% SC Secured Notes, due 2021 (net of unamortized deferred financing costs of $10,580 and $13,702, respectively)	839,420	836,298
2016 5.875% SC Secured Notes, due 2019 (net of unamortized deferred financing costs of $2,260 and $4,580, respectively)	347,740	345,420
Philippine Notes, due 2019 (net of unamortized deferred financing costs of $808)	—	149,424

	4,060,917	3,557,562
Current portion of long-term debt (net of unamortized deferred financing costs of $2,775 and $720, respectively)	(395,547)	(51,032)

	$3,665,370	$3,506,530

(a) Credit Facilities

2015 Credit Facilities

On June 29, 2015, Melco Resorts Macau (the “Borrower”) amended and restated the Borrower’s prior senior secured credit facilities agreement from HK$9,362,160,000 (equivalent to $1,203,362) to HK$13,650,000,000 (equivalent to $1,750,000 based on the exchange rate on the transaction date) senior secured credit facilities agreement (the “2015 Credit Facilities”). The 2015 Credit Facilities, comprise a HK$3,900,000,000 (equivalent to $500,000 based on the exchange rate on the transaction date) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000 based on the exchange rate on the transaction date) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). The 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000 (the “2015 Incremental Facility”).

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

(a) Credit Facilities - continued

2015 Credit Facilities - continued

installments according to an amortization schedule. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full.

As of December 31, 2018, the 2015 Term Loan Facility had been fully drawn down with an outstanding amount of HK$3,022,500,000 (equivalent to $385,940). On June 8, 2017, part of the 2015 Revolving Credit Facility of HK$2,723,000,000 (equivalent to $350,000) was drawn down and used to partly fund Melco Resorts Finance Limited (“Melco Resorts Finance”), a subsidiary of the Company, for the redemption of the 2013 Senior Notes (as described below) on June 14, 2017. On July 3, 2017, Melco Resorts Finance completed the issuance of the Second 2017 Senior Notes at a principal amount of $350,000 (priced at 100.75%) (as described below), of which part of the net proceeds were used to repay in full the drawn 2015 Revolving Credit Facility of HK$2,723,000,000 (equivalent to $350,000) on July 10, 2017. During the year ended December 31, 2018, part of the 2015 Revolving Credit Facility of HK$8,536,000,000 (equivalent to $1,095,714) was drawn down. The 2015 Revolving Credit Facility of HK$1,214,000,000 (equivalent to $155,014) remains available for future drawdown as of December 31, 2018.

The indebtedness under the 2015 Credit Facilities is guaranteed by the 2015 Borrowing Group. Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.

The 2015 Credit Facilities contain certain covenants customary for such financings including, but not limited to: the 2015 Borrowing Group’s limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) making certain investments; (iv) paying dividends and other restricted payments; (v) creating any subsidiaries; and (vi) selling assets. The 2015 Credit Facilities also contains conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.

There are provisions that limit certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who are not members of the 2015 Borrowing Group. As of December 31, 2018, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions are satisfied.

Borrowings under the 2015 Credit Facilities bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period. The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a) Credit Facilities - continued

2015 Credit Facilities - continued

commitment fees on the 2015 Credit Facilities of $3,870, $4,819 and $4,800 during the years ended December 31, 2018, 2017 and 2016, respectively.

2016 Studio City Credit Facilities

On November 30, 2016, the Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”), a majority-owned subsidiary of the Company, amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). The Group recorded a loss on extinguishment of debt of $17,435 and costs associated with debt modification of $8,101 during the year ended December 31, 2016 in connection with such amendments. As of December 31, 2018, the 2016 SC Term Loan Facility had been fully drawn down with an outstanding amount of HK$1,000,000 (equivalent to $128), and the entire 2016 SC Revolving Credit Facility of HK$233,000,000 (equivalent to $29,752) remains available for future drawdown as of December 31, 2018.

The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility mature on November 30, 2021 (December 1, 2021 Hong Kong time). The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available from January 1, 2017 up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s final maturity date. The 2016 SC Term Loan Facility is collateralized by cash collateral equal to HK$1,012,500 (equivalent to $129) (representing the principal amount of the 2016 SC Term Loan Facility plus expected interest expense in respect of the 2016 SC Term Loan Facility for one financial quarter). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).

The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 Studio City Secured Notes. All bank accounts of Melco Resorts Macau related solely to the operations of the Studio City gaming area are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 Studio City Secured Notes (as described below), by substantially all of the material assets of Studio City Investments

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a) Credit Facilities - continued

2016 Studio City Credit Facilities - continued

and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral).

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

There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2018, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,044,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.

Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee from January 1, 2017 on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees on the 2016 SC Revolving Credit Facility of $419 and $419 during the years ended December 31, 2018 and 2017, respectively.

Philippine Credit Facility

On October 14, 2015, Melco Resorts and Entertainment (Philippines) Corporation (“MRP”), a majority-owned subsidiary of the Company, with its common shares listed on the Philippine Stock Exchange, Inc. (the “PSE”) until its trading suspension on December 10, 2018 with details as disclosed in Note 24, entered into an on-demand, unsecured credit facility agreement of PHP2,350,000,000 (equivalent to $44,572), as amended from time to time (the “Philippine Credit Facility”) with a lender to finance advances to Melco Resorts Leisure (PHP) Corporation (“Melco Resorts Leisure”), a majority-owned subsidiary of the Company. As of December 31, 2018, the Philippine Credit Facility availability period, as amended from time to time, is up to May 31, 2019, and the maturity date of each individual drawdown, as amended from time to time, to be the earlier of: (i) the date which is one year from the date of drawdown, and (ii) the date which is 360 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedents, including issuance of a promissory note in favor of the lender evidencing such drawdown. As of December 31, 2018, borrowings under the Philippine Credit Facility bear interest, as amended, at the higher of: (i) the Philippine Dealing System Treasury Reference

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(a) Credit Facilities - continued

Philippine Credit Facility - continued

Rate PM (the “PDST-R2”) of the selected interest period plus the applicable PDST-R2 margin of 1.25% per annum, and (ii) Philippines Term Deposit Facility Rate (the “TDF”) of the selected interest period plus the applicable TDF margin ranging from 0.50% to 0.75% per annum, such rate to be set one business day prior to the relevant interest period. The Philippine Credit Facility includes a tax gross-up provision requiring MRP to pay without any deduction or withholding for or on account of tax.

As of December 31, 2018 and 2017, the Philippine Credit Facility has not been drawn.

Aircraft Term Loan

On June 25, 2012, MCE Transportation Limited (“MCE Transportation”), a subsidiary of the Company, entered into a $43,000 term loan facility agreement to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). Principal and interest repayments are payable quarterly in arrears until maturity on June 27, 2019, interest is calculated based on London Interbank Offered Rate plus a margin of 2.80% per annum. The Aircraft Term Loan is guaranteed by the Company and security includes a first-priority mortgage on the aircraft itself; pledge over the bank accounts of MCE Transportation; assignment of insurances (other than third party liability insurance); and an assignment of airframe and engine warranties. The Aircraft Term Loan must be prepaid in full if any of the following events occurs: (i) a change of control; (ii) the sale of all or substantially all of the components of the aircraft; (iii) the loss, damage or destruction of the entire or substantially the entire aircraft. Other covenants include lender’s approval for any capital expenditure not incurred in the ordinary course of business or any subsequent indebtedness exceeding certain amount by MCE Transportation. As of December 31, 2018, the Aircraft Term Loan has been fully drawn down and the carrying value of aircraft was $20,091.

(b) Senior Notes

2013 Senior Notes

On February 7, 2013, Melco Resorts Finance issued $1,000,000 in aggregate principal amount of 5% senior notes due 2021 and priced at 100% (the “2013 Senior Notes”). On June 6, 2017, Melco Resorts Finance completed the issuance of the First 2017 Senior Notes at a principal amount of $650,000 (as described below). On June 14, 2017, together with the net proceeds from the issuance of the First 2017 Senior Notes along with the proceeds in the amount of $350,000 from a partial drawdown of the 2015 Revolving Credit Facility under the 2015 Credit Facilities and cash on hand, Melco Resorts Finance redeemed all of its outstanding 2013 Senior Notes. The 2013 Senior Notes would have matured on February 15, 2021 and the interest on the 2013 Senior Notes was accrued at a rate of 5% per annum, payable semi-annually in arrears on February 15 and August 15 of each year. As a result of the refinancing of the 2013 Senior Notes, the Group recorded a $48,398 loss on extinguishment of debt and a $2,793 cost associated with debt modification during the year ended December 31, 2017.

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

(b) Senior Notes - continued

2017 Senior Notes - continued

referred to as the “2017 Senior Notes”). The 2017 Senior Notes mature on June 6, 2025 and the interest on the 2017 Senior Notes is accrued at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year, commenced on December 6, 2017. The 2017 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance and rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

The Group used the net proceeds from the offering of the First 2017 Senior Notes to partly fund the redemption of the 2013 Senior Notes on June 14, 2017 and used the net proceeds from the offering of the Second 2017 Senior Notes to fund the repayment of the 2015 Revolving Credit Facility on July 10, 2017 (the drawdown of the 2015 Revolving Credit Facility was used to partly fund the redemption of the 2013 Senior Notes as described above).

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

2012 Studio City Notes

On November 26, 2012, Studio City Finance Limited (“Studio City Finance”), a majority-owned subsidiary of the Company, issued $825,000 in aggregate principal amount of 8.5% senior notes due 2020 and priced at 100% (the “2012 Studio City Notes”). Studio City Finance used the net proceeds from the offering to fund the Studio City project with conditions and sequence for disbursements in accordance with an agreement. On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in aggregate principal amount of $400,000 at a price of 100%, together with accrued interest. The Group recorded a loss on extinguishment of debt of $3,233 during the year ended December 31, 2018 in connection with this redemption.

On January 22, 2019, Studio City Finance initiated a conditional tender offer to purchase the outstanding balance of 2012 Studio City Notes in aggregate principal amount of $425,000, with $216,534 aggregated

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(b) Senior Notes - continued

2012 Studio City Notes - continued

principal amount of the 2012 Studio City Notes tendered on February 4, 2019, and the remaining outstanding 2012 Studio City Notes in aggregate principal amount of $208,466 were redeemed in full on March 13, 2019. Further details are disclosed in Note 25.

The 2012 Studio City Notes would have matured on December 1, 2020 and the interest on the 2012 Studio City Notes was accrued at a rate of 8.5% per annum, payable semi-annually in arrears on June 1 and December 1 of each year. The 2012 Studio City Notes were general obligations of Studio City Finance, secured by a first-priority security interest in certain specified bank accounts incidental to the 2012 Studio City Notes and a pledge of certain intercompany loans as defined under the 2012 Studio City Notes, ranked equally in right of payment to all existing and future senior indebtedness of Studio City Finance and ranked senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance. The 2012 Studio City Notes were effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.

All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provided guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities (as described below)) (the “2012 Studio City Notes Guarantors”) jointly, severally and unconditionally guaranteed the 2012 Studio City Notes on a senior basis (the “2012 Studio City Notes Guarantees”). The 2012 Studio City Notes Guarantees were general obligations of the 2012 Studio City Notes Guarantors, ranked equally in right of payment with all existing and future senior indebtedness of the 2012 Studio City Notes Guarantors and ranked senior in right of payment to any existing and future subordinated indebtedness of the 2012 Studio City Notes Guarantors. The 2012 Studio City Notes Guarantees were effectively subordinated to the 2012 Studio City Notes Guarantors’ obligations under the 2016 Studio City Credit Facilities and the 2016 Studio City Secured Notes (as described below) and any future secured indebtedness that was secured by property and assets of the 2012 Studio City Notes Guarantors to the extent of the value of such property and assets.

At any time on or after December 1, 2015, Studio City Finance had the option to redeem all or a portion of the 2012 Studio City Notes at any time at fixed redemption prices that declined ratably over time and also had the option to redeem in whole, but not in part the 2012 Studio City Notes at fixed redemption prices under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2012 Studio City Notes.

The indenture governing the 2012 Studio City Notes contained certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2012 Studio City Notes also contained conditions and events of default customary for such financings.

There were provisions under the indenture governing the 2012 Studio City Notes that limited or prohibited certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who were not Studio City Finance or restricted subsidiaries of Studio City Finance,

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(b) Senior Notes - continued

2012 Studio City Notes - continued

subject to certain exceptions and conditions. As of December 31, 2018, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,117,000 were restricted from being distributed under the terms of the 2012 Studio City Notes.

2016 Studio City Secured Notes

On November 30, 2016, Studio City Company issued $350,000 in aggregate principal amount of 5.875% senior secured notes due 2019 and priced at 100% (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due 2021 and priced at 100% (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”). The Group used the net proceeds from the offering, together with cash on hand, to fund the repayment of the Studio City Borrower’s prior senior secured credit facilities. The 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes mature on November 30, 2019 and November 30, 2021, respectively, and the interest on the 2016 5.875% SC Secured Notes and 2016 7.250% SC Secured Notes is accrued at a rate of 5.875% and 7.250% per annum, respectively, and is payable semi-annually in arrears on May 30 and November 30 of each year, commenced on May 30, 2017.

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

The 2016 Studio City Secured Notes are secured, on an equal basis with the 2016 Studio City Credit Facilities, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 Studio City Secured Notes will have priority over the 2016 Studio City Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). The common collateral

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(b) Senior Notes - continued

2016 Studio City Secured Notes - continued

(shared with the 2016 Studio City Credit Facilities) includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. Each series of the 2016 Studio City Secured Notes is secured by the common collateral and, in addition, certain bank accounts (together with the common collateral, the “Collateral”). All bank accounts of Melco Resorts Macau related solely to the operations of the Studio City Casino are pledged under 2016 Studio City Credit Facilities and related finance documents. In addition, the 2016 Studio City Secured Notes are also separately secured by certain specified bank accounts.

At any time prior to November 30, 2018, Studio City Company had the options i) to redeem all or a portion of the 2016 7.250% SC Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2016 7.250% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to November 30, 2019, Studio City Company has the options i) to redeem all or a portion of the 2016 5.875% SC Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2016 5.875% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 Studio City Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 Studio City Secured Notes at fixed redemption prices.

In the event that the 2012 Studio City Notes were not refinanced or repaid in full by June 1, 2020 in accordance with the terms of the 2016 7.250% SC Secured Notes (and in the case of a refinancing, with refinancing indebtedness with a weighted average life to maturity no earlier than 90 days after the stated maturity date of the 2016 7.250% SC Secured Notes), each holder of the 2016 7.250% SC Secured Notes would have the right to require Studio City Company to repurchase all or any part of such holder’s 2016 7.250% SC Secured Notes at a fixed redemption price.

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

There are provisions under the indenture governing the 2016 Studio City Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2018, the net assets of Studio City Investments and its restricted

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

11.	LONG-TERM DEBT, NET - continued

(b) Senior Notes - continued

2016 Studio City Secured Notes - continued

subsidiaries of approximately $1,044,000 were restricted from being distributed under the terms of the 2016 Studio City Secured Notes.

Philippine Notes

On January 24, 2014, Melco Resorts Leisure issued PHP15 billion in aggregate principal amount of 5% senior notes due 2019 (equivalent to $336,825 based on the exchange rate on the transaction date) and priced at 100% and offered to certain primary institutional lenders as noteholders via private placement in the Philippines (the “Philippine Notes”). The net proceeds from the offering of the Philippine Notes were mainly used for funding the City of Dreams Manila project.

On August 31, 2018 and October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP5.5 billion and PHP7.5 billion (equivalent to $102,933 and $144,790 based on the exchange rate on the transaction dates), respectively, and on December 28, 2018 further redeemed in full the remaining portion of the Philippine Notes in an aggregate principal amount of PHP2.0 billion (equivalent to $37,934 based on the exchange rate on the transaction date), together with accrued interest. Accordingly, the Group recorded a loss on extinguishment of debt of $228 and $939 during the years ended December 31, 2018 and 2017, respectively in connection with these redemption.

The Philippine Notes would have matured on January 24, 2019, and the interest on the Philippine Notes was accrued at a rate of 5% per annum, payable semi-annually in arrears. In addition, the Philippine Notes included a tax gross-up provision requiring Melco Resorts Leisure to pay without any deduction or withholding for or on account of tax.

(c) Borrowing Rates and Scheduled Maturities of Long-term Debt

During the years ended December 31, 2018, 2017 and 2016, the Group’s average borrowing rates were approximately 5.97%, 6.01% and 5.37% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2018 are as follows:

Year ending December 31,
2019	$398,322
2020	1,559,773
2021	1,146,430
2022	—
2023	—
Over 2023	1,000,000

$4,104,525

12.	CAPITAL LEASE OBLIGATIONS

On March 13, 2013, Melco Resorts Leisure entered into a lease agreement with Belle Corporation (“Belle”, one of the Philippine Parties as defined in Note 20(a)), as amended from time to time (the “MRP Lease

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

12.	CAPITAL LEASE OBLIGATIONS - continued

Agreement”), for lease of certain of the building structures for City of Dreams Manila and this lease is expected to expire on July 11, 2033.

In addition to the MRP Lease Agreement, the Group has entered into other lease agreements with third parties for the lease of certain property and equipment.

The Group made assessments at inception of the leases and capitalized the portion related to property and equipment under capital leases at the lower of the fair value or the present value of the future minimum lease payments.

Future minimum lease payments under capital lease obligations for the Group as of December 31, 2018 are as follows:

Year ending December 31,
2019	$37,242
2020	40,996
2021	45,191
2022	46,248
2023	47,411
Over 2023	466,632

Total minimum lease payments	683,720
Less: amounts representing interest	(395,687)

Present value of minimum lease payments	288,033
Current portion	(34,659)

Non-current portion	$253,374

13.	FAIR VALUE MEASUREMENTS

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

carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2018 and 2017, which included the 2015 Credit Facilities, the 2016 Studio City Credit Facilities, the Aircraft Term Loan, the 2017 Senior Notes, the 2012 Studio City Notes, the 2016 Studio City Secured Notes and the Philippine Notes were approximately $4,043,427 and $3,714,018, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $4,104,525 and $3,619,139, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 Senior Notes, the 2012 Studio City Notes and the 2016 Studio City Secured Notes. Fair values for the 2015 Credit Facilities, the 2016 Studio City Credit Facilities, the Aircraft Term Loan and the Philippine Notes approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rates approximated the market rates and were classified as level 2 in the fair value hierarchy.

As of December 31, 2018 and 2017, the Group did not have any non-financial assets or liabilities that were recognized or disclosed at fair value in the consolidated financial statements.

The Group’s financial assets and liabilities recorded at fair value have been categorized based upon fair values in accordance with the applicable accounting standards. As of December 31, 2018 and 2017, investment securities were carried at fair value. Fair values of investment securities were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy.

14.	CAPITAL STRUCTURE

Offering and Share Repurchase Transactions

On May 15, 2017, the Company completed the offer and sale of 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares, representing a total of 165,303,543 ordinary shares in aggregate with gross proceeds amounting to $1,163,186, with offering expenses of $3,686 for the offering being reimbursed by a subsidiary of Crown Resorts Limited (“Crown”), an Australian-listed corporation and the then major shareholder of the Company, as described below (the “Offering”). The Offering was made as follows: i) 15,769,248 ADSs (equivalent to 47,307,744 ordinary shares) to the underwriters for resale in an underwritten public offering; ii) 81,995,799 ordinary shares to the underwriters which they used to satisfy the return obligations of their respective affiliates for ADSs borrowed by such affiliates representing 81,995,799 ordinary shares from Melco Leisure and Entertainment Group Limited, the single largest shareholder of the Company which is wholly owned by Melco International, in conjunction with the termination and hedge unwind of certain cash-settled swap transactions entered into in December 2016; and iii) 12,000,000 additional ADSs purchased by one of the underwriters. The Company repurchased 165,303,544 ordinary shares from a subsidiary of Crown concurrently with the Offering at an aggregate price of $1,163,186 which was partially settled by the net proceeds of $1,159,500 from the Offering and the remaining amount of $3,686 being reimbursed by a subsidiary of Crown and not reflected in the transaction costs as described above. Following the completion of this share repurchase, the 165,303,544 repurchased shares were cancelled.

On May 9, 2016, the Company completed a repurchase of 155,000,000 of its ordinary shares (equivalent to 51,666,666 ADSs) from a subsidiary of Crown for an aggregate purchase price of $800,839, at an average market price of $15.50 per ADS or $5.1667 per share. The total cost for these repurchased shares, which comprised the purchase price and all incidental expenses, amounted to $803,171 was recorded as treasury

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	CAPITAL STRUCTURE - continued

Offering and Share Repurchase Transactions - continued

shares. Following the completion of this share repurchase transaction, the 155,000,000 repurchased shares were cancelled.

Treasury Shares

The Company’s treasury shares represent i) new shares issued by the Company and held by the depositary bank to facilitate the administration and operations of the Company’s share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options; ii) the shares purchased under a trust arrangement for the benefit of certain beneficiaries who were awardees under the 2011 Share Incentive Plan as described in Note 16 and held by a trustee until the termination of the trust in April 2016 following the delisting of the Company’s ordinary shares from the Stock Exchange of Hong Kong Limited; and iii) the shares repurchased by the Company under the respective share repurchase programs.

New Shares Issued by the Company

During the years ended December 31, 2018, 2017 and 2016, the Company issued 4,570,191, 2,504,721 and nil ordinary shares to its depositary bank for future vesting of restricted shares and exercise of share options, respectively. The Company issued 2,115,809, 950,320 and 303,318 of these ordinary shares upon vesting of restricted shares; and 4,803,288, 3,363,159 and 1,789,929 of these ordinary shares upon exercise of share options during the years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018 and 2017, the Company had balances of 6,666,106 and 9,015,012 in newly issued ordinary shares which continue to be held by the Company for future issuance upon vesting of restricted shares and exercise of share options, respectively.

Shares Repurchased by the Company

On March 21, 2018, the Board of Directors of the Company authorized the repurchase of the Company’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period which commenced on March 21, 2018 under a share repurchase program. On November 8, 2018, the Board of Directors of the Company further authorized the repurchase of the Company’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period commenced on November 8, 2018 under an additional share repurchase program (this share repurchase program together with the share repurchase program authorized on March 21, 2018, the “2018 Share Repurchase Programs”). Purchases under the 2018 Share Repurchase Programs may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing and the amount of ordinary shares and/or ADSs purchased were determined by the Company’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The 2018 Share Repurchase Programs may be suspended, modified or terminated by the Company at any time prior to its expiration.

During the year ended December 31, 2018, 32,190,355 ADSs, equivalent to 96,571,065 ordinary shares were repurchased under the 2018 Share Repurchase Programs, of which nil ordinary shares repurchased were retired. As of December 31, 2018, there was 96,571,065 outstanding repurchased ordinary shares under the 2018 Share Repurchase Programs.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

14.	CAPITAL STRUCTURE - continued

Treasury Shares - continued

Shares Repurchased by the Company - continued

As of December 31, 2018 and 2017, the Company had 1,482,999,434 and 1,478,429,243 issued ordinary shares, and 103,237,171 and 9,015,012 treasury shares, with 1,379,762,263 and 1,469,414,231 ordinary shares outstanding, respectively.

15.	INCOME TAXES

Income before income tax consisted of:

	Year Ended December 31,
	2018	2017	2016
Macau operations	$522,393	$562,140	$334,409
Hong Kong operations	(48,385)	(26,111)	(10,511)
Philippine operations	83,759	36,035	(18,226)
Other jurisdictions operations	(204,361)	(256,781)	(230,576)

Income before income tax	$353,406	$315,283	$75,096

The income tax (credit) expense consisted of:

	Year Ended December 31,
	2018	2017	2016
Income tax expense - current:
Macau Complementary Tax	$676	$13	$2,832
Lump sum in lieu of Macau Complementary Tax on dividends	2,341	2,359	2,795
Hong Kong Profits Tax	46	2,516	1,889
Income tax in other jurisdictions	408	54	36

Sub-total	3,471	4,942	7,552

Under (over) provision of income taxes in prior years:
Macau Complementary Tax	793	(2,575)	(224)
Hong Kong Profits Tax	(2,303)	30	39
Income tax in other jurisdictions	39	(77)	(4)

Sub-total	(1,471)	(2,622)	(189)

Income tax (credit) expense - deferred:
Macau Complementary Tax	(629)	(3,020)	(1,074)
Hong Kong Profits Tax	(2,554)	245	(69)
Income tax in other jurisdictions	738	445	1,958

Sub-total	(2,445)	(2,330)	815

Total income tax (credit) expense	$(445)	$(10)	$8,178

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

A reconciliation of the income tax (credit) expense from income before income tax per the consolidated statements of operations is as follows:

	Year Ended December 31,
	2018	2017	2016
Income before income tax	$353,406	$315,283	$75,096
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	42,409	37,834	9,012
Lump sum in lieu of Macau Complementary Tax on dividends	2,341	2,359	2,795
Effect of different tax rates of subsidiaries operating in other jurisdictions	7,138	197	(5,823)
Over provision in prior years	(1,471)	(2,622)	(189)
Effect of income for which no income tax expense is payable	(2,607)	(12,526)	(1,960)
Effect of expenses for which no income tax benefit is receivable	37,731	44,142	30,475
Effect of profits generated by gaming operations exempted	(157,367)	(128,145)	(93,611)
Changes in valuation allowances	71,381	58,751	67,479

Income tax (credit) expense	$(445)	$(10)	$8,178

The Company and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, the Company is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Hong Kong, Macau, the Philippines and other jurisdictions are subject to Hong Kong Profits Tax, Macau Complementary Tax, Philippine Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2018, 2017 and 2016.

Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 30% and the respective tax rate in other jurisdictions, on the estimated taxable income earned in or derived from Macau, Hong Kong, the Philippines and other jurisdictions, respectively, during the years ended December 31, 2018, 2017 and 2016, if applicable.

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

The casino operations of Melco Resorts Leisure, the operator of City of Dreams Manila, were previously subject to Philippine Corporate Income Tax in the Philippines at the rate of 30% based on Revenue Memorandum Circular No. 33-2013 issued by the Bureau of Internal Revenue (“BIR”) in April 2013. On August 10, 2016, the Supreme Court of the Philippines (the “Supreme Court”) found in the case of Bloomberry Resorts and Hotels, Inc. vs. the BIR, G. R. No. 212530 that all contractees and licensees of the Philippine Amusement and Gaming Corporation (“PAGCOR”), should be exempt from tax, including Philippine Corporate Income Tax realized from the casino operations, upon payment of the 5% franchise tax. The BIR subsequently filed a Motion for Reconsideration of the said decision, which was denied by the Supreme Court with finality in its resolution dated November 28, 2016. Based on the Supreme Court decision, management believes Melco Resorts Leisure’s gaming operations should be exempt from Philippine Corporate Income Tax, among other taxes, provided the license fees which are inclusive of the 5% franchise tax under the terms of the PAGCOR charter, are paid.

During the years ended December 31, 2018, 2017 and 2016, had the Group not received the income tax exemption on profits generated by gaming operations in Macau and the Philippines, the Group’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2018, 2017 and 2016 would have been reduced by $129,241, $105,364 and $81,230, and diluted earnings per share would have been reduced by $0.088, $0.071 and $0.053 per share, respectively.

In January 2014, Melco Resorts Macau entered into an agreement with the Macau government that provided for an annual payment of MOP22,400,000 (equivalent to $2,795), effective retroactively from 2012 through 2016 coinciding with the 5-year tax holiday mentioned above, as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. In August 2017, Melco Resorts Macau received an extension of the agreement for an additional five years applicable to tax years 2017 through 2021. The extension agreement provides for an annual payment of MOP18,900,000 (equivalent to $2,341). Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year.

The effective tax rates for the years ended December 31, 2018, 2017 and 2016 were (0.1)%, 0% and 10.9%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits are receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2018, 2017 and 2016.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2018 and 2017 consisted of the following:

	December 31,
	2018	2017
Deferred tax assets
Net operating losses carried forward	$ 152,652	$ 155,380
Depreciation and amortization	39,802	32,827
Deferred deductible expenses	—	1,052
Deferred rents	36,567	32,470
Others	7,801	9,051

Sub-total	236,822	230,780

Valuation allowances	(230,384)	(226,617)

Total deferred tax assets	6,438	4,163

Deferred tax liabilities
Land use rights	(47,554)	(49,258)
Intangible assets	(503)	(505)
Unrealized capital allowances	(2,572)	(1,834)
Others	(6,880)	(6,549)

Total deferred tax liabilities	(57,509)	(58,146)

Deferred tax liabilities, net	$(51,071)	$(53,983)

As of December 31, 2018 and 2017, valuation allowances of $230,384 and $226,617 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. During the year ended December 31, 2017, certain subsidiaries of the Company incorporated in Macau (the “Incorporated Companies”) completed two mergers and merged with COD Resorts Limited and Altira Resorts Limited (the “Incorporating Companies”) (the “Mergers”). As a result of the Mergers, the adjusted operating tax losses for the Group were reduced by the tax losses of the Incorporated Companies, amounting to $90,834, $90,039, $47,382 and $34,064 that would have expired in 2017, 2018, 2019 and 2020, respectively, during the year ended December 31, 2017 as such losses cannot be utilized. As of December 31, 2018, adjusted operating tax losses carried forward of $38,923 have no expiry date and the remaining tax losses amounting to $241,367, $220,673, $360,957, $126 and $2,651 will expire in 2019, 2020, 2021, 2027 and 2028, respectively. Adjusted operating tax losses carried forward of $321,537 expired during the year ended December 31, 2018.

Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.

Aggregate undistributed earnings of the Company’s foreign subsidiaries available for distribution to the Company of approximately $655,735 and $343,616 as at December 31, 2018 and 2017, respectively, are considered to be indefinitely reinvested and the amounts exclude the undistributed earnings of Melco Resorts Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

15.	INCOME TAXES - continued

they were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $79,417 and $41,432 as at December 31, 2018 and 2017, respectively.

An evaluation of the tax positions for recognition was conducted by the Group by determining if the weight of available evidence indicates it is more likely than not that the positions will be sustained on audit, including resolution of related appeals or litigation processes, if any. Uncertain tax benefits associated with the tax positions were measured based solely on the technical merits of being sustained on examinations. The Group concluded that there were no significant uncertain tax positions requiring recognition in the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 and there are no material unrecognized tax benefits which would favorably affect the effective income tax rates in future periods. As of December 31, 2018 and 2017, there were no interest and penalties related to uncertain tax positions recognized in the consolidated financial statements. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

The Company and its subsidiaries’ major tax jurisdictions are Hong Kong, Macau and the Philippines. Income tax returns of the Company and its subsidiaries remain open and subject to examination by the local tax authorities of Hong Kong, Macau and the Philippines until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Hong Kong, Macau and the Philippines are six years, five years and three years, respectively.

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2006 Share Incentive Plan - continued

Share Options

A summary of the share options activity under the 2006 Share Incentive Plan for the year ended December 31, 2018, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2018	6,929,538	$0.80
Exercised	(4,634,085)	0.38
Forfeited or expired	(5,985)	0.24

Outstanding as of December 31, 2018	2,289,468	$1.64	2.09	$9,701

Fully vested and exercisable as of December 31, 2018	2,289,468	$1.64	2.09	$9,701

The following information is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2018	2017	2016
Proceeds from the exercise of share options	$1,195	$2,192	$3,036

Intrinsic value of share options exercised	$37,239	$18,004	$6,205

As of December 31, 2018, there were no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.

2011 Share Incentive Plan

The Company adopted the 2011 Share Incentive Plan, effective on December 7, 2011, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase the Company’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Group and its affiliates. The maximum term of an award is 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2018, there were 66,681,053 ordinary shares available for grants of various share-based awards under the 2011 Share Incentive Plan.

Share Options

During the years ended December 31, 2018, 2017 and 2016, the exercise prices for share options granted under the 2011 Share Incentive Plan were determined at the market closing prices of the Company’s ADS trading on the NASDAQ Global Select Market on the dates of grant. These share options became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

The Group uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of the Company’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.

The fair values of share options granted under the 2011 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions as follows:

	Year Ended December 31,
	2018	2017	2016
Expected dividend yield	2.04%	2.00%	1.00%
Expected stock price volatility	40.17%	47.94%	46.08%
Risk-free interest rate	2.62%	2.09%	1.47%
Expected term (years)	5.56	6.1	5.6

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

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Share Options - continued

A summary of the share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2018, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding as of January 1, 2018	13,446,511	$5.55
Granted	5,461,929	9.25
Exercised	(778,269)	5.07
Forfeited or expired	(1,095,211)	6.25

Outstanding as of December 31, 2018	17,034,960	$6.72	7.67	$5,300

Fully vested and expected to vest as of December 31, 2018	17,034,960	$6.72	7.67	$5,300

Exercisable as of December 31, 2018	3,663,867	$5.02	5.71	$3,131

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2018	2017	2016
Weighted average grant date fair value (excluding options granted under modification)	$3.09	$2.45	$2.29

Proceeds from the exercise of share options	$3,823	$2,195	$218

Intrinsic value of share options exercised	$3,744	$1,246	$28

As of December 31, 2018, there were $18,015 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.85 years.

Restricted Shares

During the years ended December 31, 2018, 2017 and 2016, the grant date fair values for restricted shares granted under the 2011 Share Incentive Plan, with vesting periods of two to three years, were determined with reference to the market closing prices of the Company’s ADS trading on the NASDAQ Global Select Market on the dates of grant.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued

Restricted Shares - continued

A summary of the restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2018, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2018	5,864,888	$6.24
Granted	1,879,176	9.50
Vested	(2,159,189)	6.46
Forfeited	(345,801)	6.46

Unvested as of December 31, 2018	5,239,074	$7.30

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2018	2017	2016
Weighted average grant date fair value	$9.50	$6.30	$5.74

Grant date fair value of restricted shares vested	$13,952	$9,236	$2,751

As of December 31, 2018, there were $19,445 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.83 years.

MRP Share Incentive Plan

MRP adopted a share incentive plan (the “MRP Share Incentive Plan”), effective on June 24, 2013, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase MRP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MRP and its subsidiaries, and the Group and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MRP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MRP from time to time over 10 years. As of December 31, 2018, there were 151,992,134 MRP common shares available for grants of various share-based awards under the MRP Share Incentive Plan.

Share Options

During the years ended December 31, 2018 and 2017, the exercise prices for share options granted under the MRP Share Incentive Plan were determined with reference to the market closing prices of MRP common shares on the dates of grant as defined in the MRP Share Incentive Plan. There were no share options granted under the MRP Share Incentive Plan during the year ended December 31, 2016. These share options generally became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued

Share Options - continued

MRP uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of MRP common shares trading on the PSE and a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical expected term of the Company. The risk-free interest rate used for each period presented is based on the Philippine government bond yield at the time of grant for the period equal to the expected term.

The fair values of share options granted under the MRP Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions as follows:

	Year Ended December 31,
	2018	2017
Expected dividend yield	—	—
Expected stock price volatility	45.00%	45.00%
Risk-free interest rate	5.69%	4.47%
Expected term (years)	5.6	5.9

On August 2, 2016, the board of MRP approved a proposal to allow for an option exchange program, designed to provide the eligible personnel an opportunity to exchange certain outstanding underwater share options for new restricted shares to be granted (the “Option Exchange Program”). Share options eligible for exchange were those that were granted during the years ended December 31, 2013 and 2014 under the MRP Share Incentive Plan, including those unvested, or vested but not exercised. The acquiescence of the Philippine SEC on the Option Exchange Program was obtained by MRP on September 30, 2016. The exchange was subject to the eligible personnel’s consent and became effective on October 21, 2016, which was the deadline for acceptance of the exchange by the eligible personnel. A total of 96,593,629 eligible share options were tendered by eligible personnel, representing 99.2% of the total share options eligible for exchange. MRP granted an aggregate of 43,700,116 new restricted shares in exchange for the eligible share options surrendered. The new restricted shares have vesting periods of 3 years. A total incremental share-based compensation expense resulting from the Option Exchange Program was approximately $883, representing the excess of the fair value of the new restricted shares over the fair value of the surrendered share options immediately before the exchange. The fair value of the new restricted shares is determined with reference to the market closing price of the MRP common shares at the effective date of the exchange. The incremental share-based compensation expense and unrecognized compensation costs remaining from the surrendered share options as a result of the exchange are being recognized on a straight-line basis over the new vesting period.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued

Share Options - continued

A summary of the share options activity under the MRP Share Incentive Plan for the year ended December 31, 2018, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2018	15,067,193	$0.12
Granted	2,158,552	0.15
Forfeited or expired	(190,240)	0.17

Outstanding as of December 31, 2018	17,035,505	$0.12	7.69	$535

Fully vested and expected to vest as of December 31, 2018	17,035,505	$0.12	7.69	$535

Exercisable as of December 31, 2018	7,923,724	$0.08	6.54	$489

The following information is provided for share options under the MRP Share Incentive Plan:

	Year Ended December 31,
	2018	2017	2016
Weighted average grant date fair value	$0.07	$0.08	$—

Proceeds from the exercise of share options	$—	$173	$—

Intrinsic value of share options exercised	$—	$6	$—

As of December 31, 2018, there were $374 unrecognized compensation costs related to share options under the MRP Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.75 years.

Restricted Shares

During the years ended December 31, 2018 and 2017, the grant date fair values for restricted shares granted under the MRP Share Incentive Plan, with vesting periods of two to three years, were determined with reference to the market closing prices of MRP common shares on the dates of grant as defined in the MRP Share Incentive Plan. There were no restricted shares granted under the MRP Share Incentive Plan during the year ended December 31, 2016.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

16.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued

Restricted Shares - continued

A summary of the restricted shares activity under the MRP Share Incentive Plan for the year ended December 31, 2018, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2018	48,646,363	$0.10
Granted	6,482,482	0.14
Vested	(20,506,393)	0.09
Forfeited	(5,177,792)	0.08

Unvested as of December 31, 2018	29,444,660	$0.11

The following information is provided for restricted shares under the MRP Share Incentive Plan:

	Year Ended December 31,
	2018	2017	2016
Weighted average grant date fair value	$0.14	$0.16	$—

Grant date fair value of restricted shares vested	$1,747	$454	$3,280

As of December 31, 2018, there were $1,361 unrecognized compensation costs related to restricted shares under the MRP Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.81 years.

The share-based compensation cost for the Group was recognized as follows:

	Year Ended December 31,
	2018	2017	2016
Share-based compensation cost:
2011 Share Incentive Plan	$25,284	$16,789	$16,399
MRP Share Incentive Plan	(141)	516	2,088

Total share-based compensation expenses recognized in general and administrative expenses	$25,143	$17,305	$18,487

17.	EMPLOYEE BENEFIT PLANS

The Group has obligations to make the required contributions with respect to the below defined contribution retirement benefits schemes.

The Group operates defined contribution fund schemes, which allow eligible employees to participate in defined contribution plans (the “Defined Contribution Fund Schemes”). The Group either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

17.	EMPLOYEE BENEFIT PLANS - continued

the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Group’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to a vesting schedule, achieving full vesting 10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Group by independent trustees.

Employees employed by the Group in Macau and the Philippines are members of government-managed social security fund schemes (the “Social Security Fund Schemes”), which are operated by the respective governments. The Group is required to pay a monthly fixed contribution or certain percentage of the employees’ relevant income and meet the minimum mandatory requirements of the respective Social Security Fund Schemes to fund the benefits.

During the years ended December 31, 2018, 2017 and 2016, the Group’s contributions into the defined contribution retirement benefits schemes were $22,223, $21,853 and $16,105, respectively.

18.	DISTRIBUTION OF PROFITS

All subsidiaries of the Company incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2018 and 2017, the aggregate balance of the reserves amounted to $31,522 and $31,209, respectively.

The Group’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes, credit facility agreements and other associated agreements, details of which are disclosed in Note 11 under each of the respective borrowings.

19.	DIVIDENDS

On March 7, 2018, May 23, 2018, August 15, 2018 and November 29, 2018, the Company paid the quarterly dividends of $0.045, $0.045, $0.04835 and $0.04835 per share, respectively, and during the year ended December 31, 2018, the Company recorded total amount of quarterly dividends of $271,531, with $1,214 and $270,317 as distributions against additional paid-in capital and retained earnings, respectively.

On February 10, 2017, the Company paid a special dividend of $0.4404 per share and on March 15, 2017, May 31, 2017, August 23, 2017 and November 30, 2017, the Company paid quarterly dividends of $0.03, $0.03, $0.03 and $0.03 per share, respectively. During the year ended December 31, 2017, the Company recorded total amount of special and quarterly dividends of $821,328, with $733,265 and $88,063 as distributions against retained earnings and additional paid-in capital, respectively.

On March 16, 2016, the Company paid a special dividend of $0.2146 per share and on May 31, 2016, August 31, 2016 and November 30, 2016, the Company paid quarterly dividends of $0.0073, $0.0063 and $0.0126 per share, respectively. During the year ended December 31, 2016, the Company recorded total

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

19.	DIVIDENDS - continued

amount of special and quarterly dividends of $385,569, with $108,639 and $276,930 as distributions against additional paid-in capital and retained earnings, respectively.

On February 19, 2019, a quarterly dividend of $0.0517 per share has been declared by the Board of Directors of the Company and was paid to the shareholders of record as of March 4, 2019.

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA

Pursuant to a memorandum of agreement entered into by a subsidiary of the Company with the Philippine Parties as described below and certain of its subsidiaries in 2012 for the development of City of Dreams Manila, the relevant parties of the Licensees as described below and certain of its subsidiaries, entered into the following agreements which became effective on March 13, 2013 and ends on the date of expiry of the Regular License as described below, currently expected to be on July 11, 2033 unless terminated earlier in accordance with the respective terms of the individual agreements.

(a)	Regular License

On April 29, 2015, PAGCOR issued a regular casino gaming license, as amended (the “Regular License”) in replacement of a provisional license granted as of March 13, 2013, to the co-licensees (the “Licensees”) namely, MPHIL Holdings No.1 Corporation, a subsidiary of MRP, and its subsidiaries including Melco Resorts Leisure (collectively the “MPHIL Holdings Group”), SM Investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) (SMIC, Belle and PLAI are collectively referred to as the “Philippine Parties”) for the establishment and operation of City of Dreams Manila, with Melco Resorts Leisure, a co-licensee, as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees in dealings with PAGCOR. The Regular License has the same terms and conditions as the provisional license, and is valid until July 11, 2033. Further details of the terms and commitments under the Regular License are included in Note 21(c).

(b)	Cooperation Agreement

The Licensees and certain of its subsidiaries entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which govern the rights and obligations of the Licensees. Under the Cooperation Agreement, Melco Resorts Leisure is appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and is designated as the operator to operate and manage City of Dreams Manila. Further details of the commitments under the Cooperation Agreement are included in Note 21(c).

(c)	Operating Agreement

The Licensees entered into an operating agreement (the “Operating Agreement”) which governs the operation and management of City of Dreams Manila by Melco Resorts Leisure. Under the Operating Agreement, Melco Resorts Leisure is appointed as the sole and exclusive operator and manager of City of Dreams Manila, and is responsible for, and has sole discretion (subject to certain exceptions) and control over, all matters relating to the operation and management of City of Dreams Manila (including the gaming and non-gaming operations). The Operating Agreement also includes terms of certain monthly payments to PLAI from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila and is included in “Payments to the Philippine Parties” in the

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

20.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(c)	Operating Agreement - continued

consolidated statements of operations, and further provides that Melco Resorts Leisure has the right to retain all revenues from non-gaming operations of City of Dreams Manila.

(d)	MRP Lease Agreement

Under the MRP Lease Agreement, Belle agreed to lease to Melco Resorts Leisure the land and certain of the building structures for City of Dreams Manila. The leased property is used by Melco Resorts Leisure and any of its affiliates exclusively as a hotel, casino and resort complex.

21.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments

As of December 31, 2018, the Group had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and City of Dreams Manila totaling $83,819.

(b)	Operating Lease and Other Arrangements Commitments

Lessee Arrangements

The Group leased a portion of land for City of Dreams Manila, Mocha Clubs sites, office space, warehouses, staff quarters and various equipment under non-cancellable operating leases and right to use agreements that expire at various dates through July 2033. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Group and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. During the years ended December 31, 2018, 2017 and 2016, the Group incurred rental and right to use expenses amounting to $44,374, $45,783 and $37,349, respectively, which consisted of minimum rental and right to use expenses of $28,454, $30,532 and $32,228 and contingent rental and right to use expenses of $15,920, $15,251 and $5,121, respectively.

As of December 31, 2018, future minimum lease payments under non-cancellable operating leases and right to use agreements were as follows:

Year ending December 31,
2019	$24,523
2020	16,325
2021	14,757
2022	9,288
2023	5,365
Over 2023	33,211

$103,469

Lessor Arrangements

The Group entered into non-cancellable operating leases and right to use agreements mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Operating Lease and Other Arrangements Commitments - continued

Lessor Arrangements - continued

expire at various dates through November 2026. Certain of the operating leases and right to use agreements include minimum base fees with escalated contingent fee clauses.

As of December 31, 2018, future minimum fees to be received under non-cancellable operating leases and right to use agreements were as follows:

Year ending December 31,
2019	$54,410
2020	47,133
2021	37,300
2022	35,482
2023	37,248
Over 2023	97,670

$309,243

The total future minimum fees do not include the escalated contingent fee clauses. During the years ended December 31, 2018, 2017 and 2016, the Group earned contingent fees of $12,654, $27,457 and $23,461, respectively.

(c)	Other Commitments

Gaming Subconcession

On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of MOP30,000,000 (equivalent to $3,719).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that the Group operates. The variable premium is calculated as follows:

•	MOP300,000 (equivalent to $37) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kinds of games or to certain players;

•	MOP150,000 (equivalent to $19) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and

•	MOP1,000 (equivalent to $0.1) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

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

Gaming Subconcession - continued

v)

Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in a maximum amount of MOP300,000,000 (equivalent to $37,191) until the 180th day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 21(c)(v) above, a sum of 1.75% of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.

Land Concession Contracts

The Company’s subsidiaries have entered into concession contracts for the land in Macau on which Altira Macau, City of Dreams and Studio City properties and development projects are located. The title to the land lease right is obtained once the related land concession contract is published in the Macau official gazette. The contracts have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The Company’s land holding subsidiaries are required to i) pay an upfront land premium, which is recognized as a land use right in the consolidated balance sheets and an annual government land use fee, which is recognized as general and administrative expense and may be adjusted every five years; and ii) place a guarantee deposit upon acceptance of the land lease terms, which is subject to adjustments from time to time in line with the amounts paid as annual land use fees. During the land concession term, amendments may be sought which have or may result in revisions to the development conditions, land premium and government land use fees.

Altira Macau

On December 18, 2013, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Taipa Land on which Altira Macau is located. According to the revised land amendment, the government land use fees were approximately $190 per annum. As of December 31, 2018, the Group’s total commitment for government land use fees for the Altira Macau site to be paid during the initial term of the land concession contract which expires in March 2031 was $2,245.

City of Dreams

On January 29, 2014, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Cotai Land on which City of Dreams is located. The amendment required an additional land premium of approximately $23,344, which was fully paid in January 2016. According to the revised land amendment, the government land use fees were approximately $1,180 per annum during the development period of an additional hotel at City of Dreams; and approximately $1,230 per annum after the completion of the development. In January 2018, the Macau government granted an extension of the development period under the land concession contract for Cotai Land to June 11, 2018. As of December 31, 2018, the Group’s total commitment for government land use fees for the City of Dreams site to be paid during the initial term of the land concession contract which expires in August 2033 was $17,896.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(c)	Other Commitments - continued

Land Concession Contracts - continued

Studio City

On September 23, 2015, the Macau government published in the Macau official gazette the final amendment for revision of the land concession contract for Studio City Land on which Studio City is located. According to the revised land amendment, the government land use fees were approximately $490 per annum during the development period of Studio City; and approximately $1,100 per annum after the development period. In February 2018, the Macau government granted an extension of the development period under the land concession contract for Studio City Land to July 24, 2021. As of December 31, 2018, the Group’s total commitment for government land use fees for the Studio City site to be paid during the initial term of the land concession contract which expires in October 2026 was $8,226.

Regular License

Other commitments required by PAGCOR under the Regular License includes as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $1,897) to ensure prompt and punctual remittances/payments of all license fees.

•

License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25% non-high roller tables; (c) 25% slot machines and electronic gaming machines; and (d) 15% junket operations. The license fees are inclusive of the 5% franchise tax under the terms of the PAGCOR charter.

•

The Licensees are required to remit 2% of casino revenues generated from non-junket operation tables to a foundation devoted to the restoration of Philippine cultural heritage, as selected by the Licensees and approved by PAGCOR.

•

PAGCOR may collect a 5% fee on non-gaming revenue received from food and beverage, retail and entertainment outlets. All revenues from hotel operations should not be subject to the 5% fee except for rental income received from retail concessionaires.

•

Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provisions of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt or insolvent; and (d) if the debt-to-equity ratio is more than 70:30. As of December 31, 2018 and 2017, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity ratio under the definition as agreed with PAGCOR.

Cooperation Agreement

Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Regular License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any losses suffered or incurred by that Licensees arising out of, or in connection with, any breach by the indemnifying Licensee of the Regular License. Also, each of the Philippine Parties and MPHIL Holdings Group agree to indemnify the non-breaching party for any losses suffered or incurred as a result of a breach of any warranties.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

21.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Guarantees

Except as disclosed in Notes 11 and 21(c), the Group has made the following significant guarantees as of December 31, 2018:

•

Melco Resorts Macau has issued a promissory note (“Livrança”) of MOP550,000,000 (equivalent to $68,184) to a bank in respect of the bank guarantee issued to the Macau government under its gaming subconcession.

•	The Company has entered into two deeds of guarantee with third parties amounting to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•

In October 2013, one of the Company’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,538) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2017 was further extended to August 31, 2019, and is guaranteed by Studio City Company. As of December 31, 2018, approximately $638 of the Trade Credit Facility had been utilized.

•	Melco Resorts Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $1,897) to a bank in respect of a surety bond issued to PAGCOR as disclosed in Note 21(c) under Regular License.

(e)	Litigation

As of December 31, 2018, the Group is a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Group’s consolidated financial statements as a whole.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2018, 2017 and 2016, the Group entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2018		2017		2016

Transactions with affiliated companies

Melco International and its subsidiaries	Management fee expenses	$4,339	(1)	$ 1,787	(2)	$ 1,191	(2)
	Shared service fee income for corporate office	3,044		951		232
	Design and construction service fee income for Cyprus Project(3)	2,625		—		—
	Management fee income for Cyprus Project(4)	1,903		1,487		—
A joint venture and a subsidiary of MECOM Power and Construction Limited
(“MECOM”)(5) (6)	Construction and renovation work performed and recognized as property and equipment	13,454		35,510		—

	Consultancy fee expense	11,723		2,228		—

Notes

(1)

The amount mainly represents management fee expenses for the services provided by the senior management of Melco International and for the operation of the office of the Company’s Chief Executive Officer.

(2)

The amount mainly included the Company’s reimbursement to Melco International’s subsidiary for service fees incurred on its behalf for the operation of the office of the Company’s Chief Executive Officer.

(3)

The amount mainly represents management fee income for design and construction services provided by the Group to a subsidiary of Melco International for development of an integrated casino resort and up to four satellite casinos in the Republic of Cyprus (“Cyprus Project”).

(4)	The amount mainly represents management fee income for services provided by the Group to a subsidiary of Melco International for management and operation for the Cyprus Project.
(5)	A company in which Mr. Lawrence Yau Lung Ho, the Company’s Chief Executive Officer, has a shareholding interest of approximately 20%.
(6)

In July 2018, the Group entered into a term contract with EHY Construction and Engineering Company Limited (“EHY Construction”), a subsidiary of MECOM, pursuant to which EHY Construction agreed to provide certain services to the Group, including but not limited to structural steelworks, civil engineering construction and fitting out and renovation work for a term of three years. The performance by EHY Construction of these services under the term contract is subject to (i) individual work orders as may be issued to EHY Construction from time to time; and (ii) the maximum aggregate

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

22.	RELATED PARTY TRANSACTIONS - continued

contract amount of HK$600,000,000 (equivalent to $76,613). The amounts included the services provided by EHY Construction of $23,015 during the year ended December 31, 2018.

Commitments with Related Parties

As of December 31, 2018, the Group had capital commitments contracted but not incurred with a joint venture and a subsidiary of MECOM mainly for the construction for Studio City totaling $2,024.

(a)	Amounts Due from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating expenses as of December 31, 2018 and 2017 are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2018	2017
Melco International and its subsidiaries	$7,603	$2,367
Others	—	10

	$7,603	$2,377

(b)	Amounts Due to Affiliated Companies

The current portion of amounts due to affiliated companies mainly arising from construction and renovation work performed, operating expenses and expenses paid by affiliated companies on behalf of the Group as of December 31, 2018 and 2017, are unsecured, non-interest bearing and repayable on demand with details as follows:

	December 31,
	2018	2017
A joint venture and subsidiaries of MECOM	$8,118	$14,675
A subsidiary of Melco International	3,340	1,293
Others	11	822

	$11,469	$16,790

The non-current portion of amounts due to affiliated companies arising from construction cost retentions payable as of December 31, 2017 was unsecured and non-interest bearing. No part of the amount was repayable within the next twelve months from the balance sheet date and, accordingly, the amount was shown as a non-current liability in the consolidated balance sheet.

23.	SEGMENT INFORMATION

The Group is principally engaged in the gaming and hospitality business in Asia and its principal operating and developmental activities occur in two geographic areas: Macau and the Philippines. The Group monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila. Grand Dragon Casino is included in the Corporate and Other category.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

The Group’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2018	2017	2016
Macau:
Mocha Clubs	$120,789	$121,980	$135,707
Altira Macau	376,655	427,668	473,731
City of Dreams	3,636,735	3,453,135	3,193,895
Studio City	3,378,646	3,475,321	3,466,291

Sub-total	7,512,825	7,478,104	7,269,624

The Philippines:
City of Dreams Manila	644,482	682,204	825,247

Corporate and Other	720,076	734,748	1,245,470

Total consolidated assets	$8,877,383	$8,895,056	$9,340,341

Capital Expenditures

	Year Ended December 31,
	2018	2017	2016
Macau:
Mocha Clubs	$8,973	$4,690	$7,763
Altira Macau	24,450	5,776	3,031
City of Dreams	311,441	467,780	359,258
Studio City	73,189	37,174	62,754

Sub-total	418,053	515,420	432,806

The Philippines:
City of Dreams Manila	22,572	13,571	3,621

Corporate and Other	54,109	30,051	1,485

Total capital expenditures	$494,734	$559,042	$437,912

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

The Group’s segment information and reconciliation to net income attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2018	2017	2016
NET REVENUES
Macau:
Mocha Clubs	$113,432	$121,250	$120,491
Altira Macau	471,292	446,132	439,127
City of Dreams	2,543,652	2,666,309	2,590,824
Studio City	1,368,400	1,363,405	838,179

Sub-total	4,496,776	4,597,096	3,988,621

The Philippines:
City of Dreams Manila	612,948	649,276	491,235

Corporate and Other	48,785	38,451	39,540

Total net revenues	$5,158,509	$5,284,823	$4,519,396

ADJUSTED PROPERTY EBITDA (1)
Macau:
Mocha Clubs	$21,490	$26,639	$23,789
Altira Macau	55,547	20,671	5,116
City of Dreams	756,381	804,872	742,291
Studio City	375,288	335,568	155,985

Sub-total	1,208,706	1,187,750	927,181

The Philippines:
City of Dreams Manila	269,200	235,019	160,336

Total adjusted property EBITDA	1,477,906	1,422,769	1,087,517

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(60,778)	(51,661)	(34,403)
Pre-opening costs	(37,369)	(2,274)	(3,883)
Development costs	(23,029)	(31,115)	(95)
Amortization of gaming subconcession	(56,809)	(57,237)	(57,237)
Amortization of land use rights	(22,646)	(22,817)	(22,816)
Depreciation and amortization	(484,621)	(460,521)	(472,219)
Land rent to Belle	(3,001)	(3,143)	(3,327)
Share-based compensation	(25,143)	(17,305)	(18,487)
Property charges and other	(29,147)	(31,616)	(5,298)
Net gain on disposal of property and equipment to Belle	—	—	8,134
Corporate and Other expenses	(108,527)	(137,468)	(114,770)

Total operating costs and expenses	(851,070)	(815,157)	(724,401)

OPERATING INCOME	$626,836	$607,612	$363,116

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

23.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2018	2017	2016
NON-OPERATING INCOME (EXPENSES)
Interest income	$5,471	$3,579	$5,951
Interest expenses, net of capitalized interest	(264,880)	(255,764)	(271,912)
Loan commitment and other finance fees	(4,630)	(6,079)	(7,451)
Foreign exchange (losses) gains, net	(9,612)	12,783	7,356
Other income, net	3,682	5,282	3,572
Loss on extinguishment of debt	(3,461)	(49,337)	(17,435)
Costs associated with debt modification	—	(2,793)	(8,101)

Total non-operating expenses, net	(273,430)	(292,329)	(288,020)

INCOME BEFORE INCOME TAX	353,406	315,283	75,096
INCOME TAX CREDIT (EXPENSE)	445	10	(8,178)

NET INCOME	353,851	315,293	66,918
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(2,336)	31,709	108,988

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$351,515	$347,002	$175,906

Note

(1)

“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle, net gain on disposal of property and equipment to Belle, Corporate and Other expenses, and other non-operating income and expenses. The Group uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City and City of Dreams Manila and to compare the operating performance of its properties with those of its competitors.

The Group’s geographic information for long-lived assets is as follows:

Long-lived Assets

	December 31,
	2018	2017	2016
Macau	$6,287,324	$6,389,846	$6,330,624
The Philippines	381,866	458,242	533,477
Hong Kong and other foreign countries	61,095	12,389	1,493

Total long-lived assets	$6,730,285	$6,860,477	$6,865,594

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	CHANGE IN SHAREHOLDING OF THE SUBSIDIARIES

The Philippine subsidiaries

During the year ended December 31, 2016, the Company through MCO (Philippines) Investments Limited (“MCO Investments”), purchased 50,263,000 common shares of MRP at a total consideration of PHP123,307,331 (equivalent to $2,614 based on the exchange rate on the transaction date) from the open market, which increased the Company’s shareholding in MRP and the Group recognized a decrease of $761 in the Company’s additional paid-in capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.

During the year ended December 31, 2017, 1,040,485 share options under the MRP Share Incentive Plan were exercised, which decreased the Company’s shareholding in MRP and the Group recognized an increase of $96 in the Company’s additional paid-in capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.

During the years ended December 31, 2018, 2017 and 2016, 20,506,393, 2,826,644 and 19,541,800 restricted shares under the MRP Share Incentive Plan were vested, which decreased the Company’s shareholding in MRP and the Group recognized a decrease of $573, $67 and $543, respectively, in the Company’s additional paid-in capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.

In September 2018, MRP filed with the PSE (i) a tender offer report, as amended from time to time, the tender offer of MCO Investments (the “Bidder”), to acquire up to 1,569,786,768 outstanding common shares of MRP held by the public and other MRP shareholders at the offer price of PHP7.25 per MRP share for the purpose of a voluntary delisting of MRP (the “Tender Offer”); and (ii) a petition for voluntary delisting of MRP from the PSE, as amended from time to time, if at least 95% of the outstanding common shares of MRP were acquired (the “Voluntary Delisting”). In October 2018, the purpose for the Tender Offer was changed from voluntary delisting of MRP to increasing the Bidder’s shareholding interest in MRP and such change led to the withdrawal of the petition for Voluntary Delisting by MRP. The Tender Offer period commenced on October 31, 2018 and expired on November 29, 2018 and 1,338,477,668 outstanding common shares of MRP were tendered (the “Tendered Shares”) and acquired by MCO Investments at the offer price of PHP7.25 per MRP share for a total amount of PHP9,703,963,000 (equivalent to $184,055 based on the exchange rate on the transaction date) and crossed at the PSE on December 10, 2018. After the completion of the cross transaction of the Tendered Shares, the shares of MRP was suspended for trading on the PSE on December 10, 2018 as a result of the public float of MRP fell below the 10% minimum public ownership requirement of the PSE rules. In addition, during the year ended December 31, 2018, the Company through MCO Investments, purchased 107,475,300 common shares of MRP at a total consideration of PHP779,196,000 (equivalent to $14,779 based on the exchange rate on the transaction date) from the open market. The above transactions increased the Company’s shareholding in MRP and the Group recognized a decrease of $140,999 in the Company’s additional paid-in capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.

During the years ended December 31, 2018 and 2016, the total transfers to noncontrolling interests amounted to $141,572 and $1,304, respectively, and during the year ended December 31, 2017, the total transfers from noncontrolling interests amounted to $29, in relation to transactions as described above. The Group retains its controlling financial interests in MRP before and after the above transactions.

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

24.	CHANGE IN SHAREHOLDING OF THE SUBSIDIARIES - continued

Studio City International

During the year ended December 31, 2018, Studio City International completed its initial public offering. In connection with its offering, Studio City International issued (i) 28,750,000 ADSs, representing 115,000,000 Class A ordinary shares, (ii) 800,376 Class A ordinary shares to Melco International to effect an assured entitlement distribution, pursuant to a concurrent private placement, and (iii) additional 4,312,500 ADSs, representing 17,250,000 Class A ordinary shares, pursuant to the full exercise by the underwriters of the over-allotment option. The offering decreased the Company’s shareholding in Studio City International and the Group recognized a decrease of $31,845 in the Company’s additional paid-in capital which reflected the adjustment to the carrying amount of the noncontrolling interest in Studio City International. The Group retains its controlling financial interests in Studio City International before and after the above transactions.

The schedule below discloses the effects of changes in the Company’s ownership interest in MRP and Studio City International on the Company’s equity:

	Year Ended December 31,
	2018	2017	2016
Net income attributable to Melco Resorts & Entertainment Limited Transfers (to) from noncontrolling interests:	$351,515	$347,002	$175,906

The Philippine subsidiaries
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from purchases of common shares of MRP from the open market and the Tender Offer	(140,999)	—	(761)
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from the vesting of restricted shares under the MRP Share Incentive Plan	(573)	(67)	(543)
Increase in Melco Resorts & Entertainment Limited additional paid-in capital resulting from the exercise of share options under the MRP Share Incentive Plan	—	96	—

Sub-total	(141,572)	29	(1,304)

Studio City International
Decrease in Melco Resorts & Entertainment Limited additional paid-in capital resulting from an initial public offering of Studio City International	(31,845)	—	—

Sub-total	(31,845)	—	—

Changes from net income attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$178,098	$347,031	$174,602

MELCO RESORTS & ENTERTAINMENT LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

(In thousands of U.S. dollars, except share and per share data)

25.	SUBSEQUENT EVENTS

On January 22, 2019, Studio City Finance initiated a conditional tender offer (the “Conditional Tender Offer”) to purchase the outstanding 2012 Studio City Notes in aggregate principal amount of $425,000, with accrued interest. The Conditional Tender Offer was conditional with sufficient funding from completion of one or more financing transactions, together with cash on hand. The Conditional Tender Offer expired on February 4, 2019 with $216,534 aggregate principal amount of the 2012 Studio City Notes tendered.

On February 11, 2019, Studio City Finance issued $600,000 in aggregate principal amount of 7.250% senior notes due 2024 and priced at 100% (the “2019 Studio City Notes”). The net proceeds from the 2019 Studio City Notes were partly used to fund the Conditional Tender Offer, and to redeem in full the remaining outstanding 2012 Studio City Notes in aggregate principal amount of $208,466, with accrued interest on March 13, 2019. All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries as defined in the 2019 Studio City Notes are guarantors to guarantee the indebtedness under the 2019 Studio City Notes.

In preparing the consolidated financial statements, the Group has evaluated events and transactions for potential recognition and disclosure through March 29, 2019, the date the consolidated financial statements were available to be issued.