Form 20-F
period 2019-12-31
Melco Resorts & Entertainment LTD
filed 2020-03-31
CIK 1381640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM

20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
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
36th Floor, The Centrium, 60 Wyndham Street
,
Central
,
Hong Kong
(Address of principal executive offices)
Heather Rollo, Senior Vice President, Chief Accounting Officer
Tel
+852
2598 3600
, Fax
+852 2537 3618
36th Floor, The Centrium, 60 Wyndham Street
,
Central
,
Hong Kong
(Name, Telephone,
 E-mail
 and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered
pursuant
to Section 12(b) of
the
Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares each representing three ordinary shares	MLCO	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None.
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
1,456,547,942 ordinary shares outstanding as of December 31, 2019
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
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
Yes

☒
    No
☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this
c
hapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes

☒
    No
☐
I
ndicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

☐
    No

☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes
☐
    No
☐

1

2

INTRODUCTION
In this annual report on Form
 20-F,
 unless otherwise indicated:
•	“2012 Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;
•	“2012 Studio City Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of its outstanding 2012 Studio City Notes which commenced on January 22, 2019 and settled on February 11, 2019;
•	“2013 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by Melco Resorts Finance on February 7, 2013 and fully redeemed on June 14, 2017;
•	“2015 Credit Facilities” refers to the credit facilities entered into pursuant to an amendment and restatement agreement dated June 19, 2015, as amended from time to time, between, among others, Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent, in a total amount of HK$13.65 billion (equivalent to approximately US$1.75 billion), comprising a HK$3.90 billion (equivalent to approximately US$500 million) term loan facility and a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility;
•	“2016 Studio City Notes” refers to the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 (“2016 Studio City Notes due 2019”) and as to which no amount remains outstanding following the full repayment on the maturity date on November 30, 2019, and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (“2016 Studio City Notes due 2021”), each issued by Studio City Company on November 30, 2016;
•	“2017 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 issued by Melco Resorts Finance, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;
•	“2019 Studio City Notes” refers to the US$600.0 million aggregate principal amount of 7.25% senior notes due 2024 issued by Studio City Finance on February 11, 2019;
•	“2019 Senior Notes due 2026” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 issued by Melco Resorts Finance on April 26, 2019;
•	“2019 Senior Notes due 2027” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 issued by Melco Resorts Finance on July 17, 2019;
•	“2019 Senior Notes due 2029” refers to the US$900.0 million aggregate principal amount of 5.375% senior notes due 2029 issued by Melco Resorts Finance on December 4, 2019;
•	“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$128,000) term loan facility;
•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;
•	“Aircraft Term Loan” refers to the US$43.0 million term loan credit facility entered into by our subsidiary, MCE Transportation Limited, a company incorporated under the laws of the British Virgin Islands, in June 2012 for the purpose of funding the acquisition of an aircraft and as to which no amount remains outstanding following the repayment of all remaining outstanding amounts in June 2019;
•	“Altira Hotel” refers to our former subsidiary, Altira Hotel Limited, a Macau company through which we operated hotel and certain other non-gaming
businesses at Altira Macau and which has been merged with Altira Resorts;
•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;
•	“Altira Resorts” refers to our subsidiary, Altira Resorts Limited (formerly known as Altira Developments Limited), a Macau company through which we hold the land and building for Altira Macau and operate hotel and certain other non-gaming
businesses at Altira Macau;
•	“AUD” and “Australian dollar(s)” refer to the legal currency of Australia;
•	“board” and “board of directors” refer to the board of directors of our Company or a duly constituted committee thereof;
•	“CGC” means the Cyprus Gaming and Casino Supervision Commission, also known as the Cyprus Gaming Commission;
•	“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;
•	“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;
•	“City of Dreams Manila” refers to a casino, hotel, retail and entertainment integrated resort located within Entertainment City, Manila;
•	“City of Dreams Mediterranean” refers to the integrated resort project in Cyprus, which is currently under development and is expected to be the largest and premier integrated resort in Europe upon its opening;
•	“COD Resorts” refers to our subsidiary, COD Resorts Limited (formerly known as Melco Crown (COD) Developments Limited), a Macau company through which we hold the land and buildings for City of Dreams, operate hotel and certain other non-gaming
businesses at City of Dreams and provide shared services within the Company;
•	“Crown Resorts” refers to Crown Resorts Limited, a company listed on the Australian Securities Exchange;
•	“Cyprus Acquisition” refers to our acquisition of a 75% equity interest in ICR Cyprus from Melco International with the issuance of 55.5 million ordinary shares as consideration pursuant to the definitive agreement entered into between us and Melco International on June 24, 2019 and completed on July 31, 2019;
•	“Cyprus License” refers to the gaming license granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017 to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term;
•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;
•	“EUR” and “Euro(s)” refer to the legal currency of the European Union;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;
•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;
•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;
•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;
•	“ICR Cyprus” refers to ICR Cyprus Holdings Limited, a company incorporated under the laws of Cyprus, and which we acquired a 75% equity interest upon the completion of the Cyprus Acquisition;
•	“Integrated Casino Resorts” refers to Integrated Casino Resorts Cyprus Limited, a company incorporated under the laws of Cyprus and which became our subsidiary upon the completion of the Cyprus Acquisition;
•	“LIBOR” refers to the London Interbank Offered Rate;
•	“MCO Investments” refers to our subsidiary, MCO (Philippines) Investments Limited, a company incorporated under the laws of the British Virgin Islands;
•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;
•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco International;
•	“Melco Philippine Parties” refers to Melco Resorts Leisure, MPHIL Holdings No. 1 and MPHIL Holdings No. 2;
•	“Melco Resorts Finance” refers to our subsidiary, Melco Resorts Finance Limited (formerly known as MCE Finance Limited), a Cayman Islands exempted company with limited liability;
•	“Melco Resorts Finance Notes” refers to, collectively, the 2017 Senior Notes, the 2019 Senior Notes due 2026, the 2019 Senior Notes due 2027 and the 2019 Senior Notes due 2029;
•	“Melco Resorts Leisure” refers to our subsidiary, Melco Resorts Leisure (PHP) Corporation (formerly known as MCE Leisure (Philippines) Corporation), a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Philippine License;
•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited (formerly known as Melco Crown (Macau) Limited), a Macau company and the holder of our gaming subconcession;
•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;
•	“MPHIL Holdings No. 1” refers to our subsidiary, MPHIL Holdings No. 1 Corporation (formerly known as MCE Holdings (Philippines) Corporation), a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Philippine License;
•	“MPHIL Holdings No. 2” refers to our subsidiary, MPHIL Holdings No. 2 Corporation (formerly known as MCE Holdings No. 2 (Philippines) Corporation), a corporation incorporated in the Philippines and one of the Philippine Licensees holding the Philippine License;
•	“MRP” refers to our subsidiary, Melco Resorts and Entertainment (Philippines) Corporation (formerly known as Melco Crown (Philippines) Resorts Corporation), the shares of which have been delisted from the Philippine Stock Exchange since June 11, 2019 due to MRP’s public ownership having fallen below the minimum requirement of the Philippine Stock Exchange for more than six months;
•	“Nobu Manila” refers to the hotel development located in City of Dreams Manila branded as Nobu Hotel Manila;

•	“Nüwa Manila” refers to the hotel development located in City of Dreams Manila branded as Nüwa Hotel Manila, formerly branded as the Crown Towers hotel;
•	“our subconcession” and “our gaming subconcession” refers to the Macau gaming subconcession held by Melco Resorts Macau;
•	“PAGCOR” refers to the Philippines Amusement and Gaming Corporation, the Philippines regulatory body with jurisdiction over all gaming activities in the Philippines except for lottery, sweepstakes, cockfighting, horse racing and gaming inside the Cagayan Export Zone;
•	“PAGCOR Charter” refers to the Presidential Decree No. 1869, of the Philippines;
•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;
•	“Philippine License” refers to the regular gaming license dated April 29, 2015 issued by PAGCOR to the Philippine Licensees in replacement of the Provisional License for the operation of City of Dreams Manila;
•	“Philippine Licensees” refers to holders of the Philippine License, which include the Melco Philippine Parties and the Philippine Parties;
•	“Philippine Notes” refers to the PHP15 billion aggregate principal amount of 5.00% senior notes due 2019 issued by Melco Resorts Leisure on January 24, 2014 and guaranteed by our Company and fully redeemed by December 28, 2018;
•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;
•	“Philippine peso(s)” and “PHP” refer to the legal currency of the Philippines;
•	“Renminbi” and “RMB” refer to the legal currency of China;
•	“SC ADSs” refers to the American depositary shares of SCI, each of which represents four Class A ordinary shares of SCI;
•	“SCI” refers to our subsidiary, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;
•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;
•	“Studio City” refers to a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;
•	“Studio City Casino” refers to the gaming areas being operated within Studio City;
•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;
•	“Studio City Finance” refers to our subsidiary, Studio City Finance Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;
•	“Studio City Hotels” refers to our subsidiary, Studio City Hotels Limited, which is a company incorporated in Macau with limited liability and which is also an indirect subsidiary of SCI;
•	“Studio City Investments” refers to our subsidiary, Studio City Investments Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;
•	“Studio City IPO” refers to the initial public offering of a total of 33,062,500 SC ADSs, comprising the 28,750,000 SC ADSs sold initially and the 4,312,500 SC ADSs sold pursuant to the over-allotment option, at the price of US$12.50 per SC ADS;

•	“Studio City Notes” refer to, collectively, the 2016 Studio City Notes and the 2019 Studio City Notes;
•	“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;
•	“the Philippines” refers to the Republic of the Philippines;
•	“TWD” and “New Taiwan dollar(s)” refer to the legal currency of Taiwan;
•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;
•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and
•	“we”, “us”, “our”, “our Company”, “the Company” and “Melco” refer to Melco Resorts & Entertainment Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.
This annual report on Form
 20-F
 includes our audited consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 and as of December 31, 2019 and 2018.
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

“gaming machine win rate”
gaming machine win (calculated before
 non-discretionary
 incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”
an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

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

“subconcession”
an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”
the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary
incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report on Form
 20-F
 contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate in Macau, a growth market with intense competition, the Philippines, a market that is expected to experience growth over the next several years, and Cyprus, a new market with significant potential, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.
In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our ability to raise additional financing;
•	our future business development, results of operations and financial condition;
•	growth of the gaming market in and visitation to Macau, the Philippines and Cyprus;
•	our anticipated growth strategies;
•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;
•	the availability of credit for gaming patrons;
•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau and the Philippines;
•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;
•	increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia, including in Macau from Sociedade de Jogos de Macau, S.A., or SJM, Venetian Macau, S.A., or VML, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy, and MGM Grand Paradise, S.A., or MGM Grand Paradise;
•	our ability to develop the additional land on which Studio City is located in accordance with Studio City land concession requirements, our business plan, completion time and within budget;
•	our development of City of Dreams Mediterranean and our entering into new development and construction projects and new ventures in or outside of Macau, the Philippines or Cyprus;
•	construction cost estimates for our development projects, including projected variances from budgeted costs;
•	government regulation of the casino industry, including gaming table allocations, gaming license approvals in Macau, the Philippines and Cyprus and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau, the Philippines and Cyprus;
•	the outcome of any current and future litigation; and
•	other factors described under “Item 3. Key Information — D. Risk Factors.”
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
A. SELECTED FINANCIAL DATA
The following selected consolidated statement of operations data for the years ended December 31, 2019, 2018 and 2017 and balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page
 F-1.
The Company adopted Accounting Standards Codification 842,
Leases (Topic 842)
(“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Results for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. The Company adopted a new revenue recognition standard issued by the Financial Accounting Standards Board (the “New Revenue Standard”) on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.
In connection with the Cyprus Acquisition pursuant to which we acquired a 75% equity interest in ICR Cyprus from Melco International on July 31, 2019, the comparative information for 2018 and 2017 has been adjusted to include the assets and liabilities of ICR Cyprus and its subsidiaries that were acquired by the Company at historical carrying amounts, and the financial results of ICR Cyprus and its subsidiaries, as if the Cyprus Acquisition had been in effect since the inception of common control resulting from the acquisition of ICR Cyprus and its subsidiaries by Melco International in September 2017 in accordance with Accounting Standards Codification
805-50
,
Business Combinations – Related Issues
.
The selected consolidated statement of operations data for the years ended December 31, 2016 and 2015 and the balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our consolidated financial statements not included in this annual report. The consolidated balance sheet data as of December 31, 2015 reflect our retrospective adoption in 2016 of the new guidance on simplifying the presentation of debt issuance costs issued by the Financial Accounting Standards Board.

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

	Year Ended December 31,
	2019 (1)	2018 (2) (As adjusted)	2017 (As adjusted)	2016	2015
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Net revenues	$5,736,801	$5,188,942	$5,284,823	$4,519,396	$3,974,800
Total operating costs and expenses	$(4,989,123)	$(4,575,495)	$(4,680,283)	$(4,156,280)	$(3,876,385)
Operating income	$747,678	$613,447	$604,540	$363,116	$98,415
Net income (loss)	$394,228	$338,896	$312,220	$66,918	$(60,808)
Net (income) loss attributable to noncontrolling interests	$(21,055)	$1,403	$32,608	$108,988	$166,555
Net income attributable to Melco Resorts & Entertainment Limited	$373,173	$340,299	$344,828	$175,906	$105,747
Net income attributable to Melco Resorts & Entertainment Limited per share
— Basic	$0.260	$0.226	$0.232	$0.116	$0.065
— Diluted	$0.258	$0.224	$0.230	$0.115	$0.065
Net income attributable to Melco Resorts & Entertainment Limited per ADS (3)
— Basic	$0.779	$0.678	$0.697	$0.348	$0.196
— Diluted	$0.775	$0.673	$0.691	$0.346	$0.195
Weighted average shares outstanding used in net income attributable to Melco Resorts & Entertainment Limited per share calculation
— Basic	1,436,569,083	1,506,551,789	1,484,379,459	1,516,714,277	1,617,263,041
— Diluted	1,443,447,422	1,516,410,062	1,496,068,459	1,525,284,272	1,627,108,770
Dividends declared per share	$0.2135	$0.1867	$0.5604	$0.2408	$0.0389

	December 31,
	2019	2018 (As adjusted)	2017 (As adjusted)	2016	2015
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,394,982	$1,472,423	$1,436,940	$1,702,310	$1,611,026
Investment securities	618,305	91,598	89,874	—	—
Bank deposits with original maturities over three months	—	—	9,884	210,840	724,736
Restricted cash	37,520	48,166	45,542	39,282	317,118
Total assets (5)(6)	9,488,422	9,121,996	9,150,822	9,340,341	10,262,309
Total current liabilities (5)(6)	1,525,460	2,146,928	1,685,689	1,479,140	1,211,017
Long-term debt, net (4)(5)	4,394,131	4,060,917	3,557,562	3,720,275	3,815,232
Total liabilities (5)(6)	6,345,194	6,149,704	5,561,135	5,516,927	5,330,450
Noncontrolling interests (7)	704,260	675,015	511,451	479,544	592,226
Total equity (7)	3,143,228	2,972,292	3,589,687	3,823,414	4,931,859
Ordinary shares	14,565	15,385	15,339	14,759	16,309

(1)	We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2019 as a result of the adoption of the New Leases Standard.
(2)	We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.
(3)	Each ADS represents three ordinary shares.
(4)	Includes current and non-current portion of long-term debt, net of debt issuance costs.
(5)	The amounts have been adjusted for the retrospective application of the authoritative guidance on the presentation of debt issuance costs, which we adopted on January 1, 2016.
(6)	We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method and recognized US$154.5 million of operating lease right-of-use assets (including the reclassification of deferred rent assets, prepaid rent, deferred rent liabilities and accrued rent to operating lease right-of-use assets) and US$170.8 million of operating lease liabilities as of January 1, 2019. As of December 31, 2019, operating lease right-of-use
assets and operating lease liabilities were US$111.0 million and US$121.4 million, respectively.
(7)	We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method and recognized an increase to the opening balance of accumulated losses and noncontrolling interests of US$11.3 million and US$1.7 million, respectively, due to the cumulative effect of adopting the New Revenue Standard.
The following events/transactions affect the
 year-to-year
 comparability of the selected financial data presented above:
•	In June 2015, we completed an amendment to the agreement for our credit facilities (which was previously amended on June 22, 2011), known as the 2015 Credit Facilities, and drew down the entire term loan facility under the 2015 Credit Facilities
•	On October 27, 2015, Studio City commenced operations with its grand opening on the same date
•	On November 18, 2015, we completed an amendment to the Studio City Project Facility
•	On November 23, 2015, MRP completed the placing of 693,500,000 common shares to MCO Investments, our subsidiary, at a subscription price of PHP3.90 per share, which increased our equity interest in MRP from 68.3% to 72.2%
•	In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$800.8 million, and such shares were subsequently cancelled by us
•	On November 30, 2016 (December 1, 2016, Hong Kong time), we repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the term loan facility of the 2021 Studio City Senior Secured Credit Facility, which was entered into on November 23, 2016) as funded by the net proceeds from the offering of 2016 Studio City Notes issued by Studio City Company on November 30, 2016 and cash on hand
•	In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$1.2 billion, and such repurchased shares were subsequently cancelled by us
•	On June 6, 2017, Melco Resorts Finance issued US$650.0 million in aggregate principal amount of the 2017 Senior Notes
•	On June 14, 2017, together with the net proceeds from the issuance of US$650.0 million in aggregate principal amount of the 2017 Senior Notes along with the proceeds in the amount of US$350.0 million from a partial drawdown of the revolving credit facility under the 2015 Credit Facilities and cash on hand, Melco Resorts Finance redeemed all of our outstanding 2013 Senior Notes

•	On July 3, 2017, Melco Resorts Finance issued US$350.0 million in aggregate principal amount of the 2017 Senior Notes, the net proceeds from which were used to repay in full the US$350.0 million drawdown from the revolving credit facility under the 2015 Credit Facilities
•	On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion, together with accrued interest
•	On June 15, 2018, Morpheus commenced operations with its grand opening on the same date
•	On August 31, 2018, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP5.5 billion, together with accrued interest
•	In October 2018, SCI completed its initial public offering of 28,750,000 SC ADSs (equivalent to 115,000,000 Class A ordinary shares of SCI)
•	In November 2018, SCI completed the exercise by the underwriters of their over-allotment option in full to purchase an additional 4,312,500 SC ADSs from SCI
•	On December 13, 2018, MCO Investments completed its tender offer for the common shares of MRP and, together with an additional of 107,475,300 common shares of MRP acquired by MCO Investments on or after December 6, 2018, increased the Company’s equity interest in MRP from approximately 72.8% immediately prior to the announcement of the tender offer to approximately 97.9%
•	On December 28, 2018, Melco Resorts Leisure redeemed all of the Philippine Notes which remained outstanding
•	On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in an aggregate principal amount of US$400.0 million, together with accrued interest
•	On January 22, 2019, Studio City Finance commenced the 2012 Studio City Notes Tender Offer, which expired on February 4, 2019. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2012 Studio City Notes Tender Offer amounted to US$216.5 million
•	On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of 2019 Studio City Notes, the net proceeds of which were used to pay the tendering noteholders from the 2012 Studio City Notes Tender Offer and, on March 13, 2019, to redeem, together with accrued interest, all remaining outstanding amounts of the 2012 Studio City Notes
•	On April 26, 2019, Melco Resorts Finance issued US$500.0 million in aggregate principal amount of the 2019 Senior Notes due 2026, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities
•	On May 30, 2019, we agreed to purchase an approximately 19.99% ownership interest in Crown Resorts from CPH Crown Holdings Pty Limited in two equal tranches under a definitive purchase agreement entered into on the same date. On June 6, 2019, we acquired the first tranche of an approximately 9.99% ownership interest in Crown Resorts for which we paid the purchase price of AUD879.8 million (equivalent to approximately US$617.8 million). On February 6, 2020, we agreed with CPH Crown Holdings Pty Limited to terminate the obligation to purchase the second tranche of the remaining approximately 9.99% ownership interest in Crown Resorts as originally contemplated under the definitive purchase agreement dated May 30, 2019 (as amended by an amendment agreement dated August 28, 2019)
•	On July 17, 2019, Melco Resorts Finance issued US$600.0 million in aggregate principal amount of the 2019 Senior Notes due 2027, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities
•	On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus, whose subsidiaries are operating our temporary casino in Limassol and two satellite casinos in Nicosia and Larnaca since 2018, a satellite casino in Ayia Napa since July 2019 and a satellite casino in Paphos since 2020, as well as developing City of Dreams Mediterranean

•	On November 30, 2019, Studio City Company fully repaid the 2016 Studio City Notes due 2019 upon its maturity with cash on hand
•	On December 4, 2019, Melco Resorts Finance issued US$900.0 million in aggregate principal amount of the 2019 Senior Notes due 2029, the net proceeds from which were used to fully repay the principal amount outstanding under the revolving credit facility and to partially prepay the principal amount outstanding under the term loan facility under the 2015 Credit Facilities
Exchange Rate Information
The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine peso and Euros. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form
 20-F
 were made at a rate of HK$7.7890 to US$1.00.
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
The noon buying rate on December 31, 2019 in New York City for cable transfers in H.K. dollars per U.S. dollar, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7894 to US$1.00. On March 20, 2020, the noon buying rate was HK$7.7554 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate, the rates stated below, or at all.
The following table sets forth information concerning the noon buying rate for H.K. dollars for the period indicated.

	Noon Buying Rate
Period	Period End	Average (1)	High	Low
	(H.K. dollar per US$1.00)
March 2020 (through March 20, 2020)	7.7554	7.7707	7.7863	7.7554
February 2020	7.7927	7.7757	7.7951	7.7630
January 2020	7.7665	7.7725	7.7889	7.7661
December 2019	7.7894	7.8045	7.8289	7.7850
November 2019	7.8267	7.8279	7.8365	7.8208
October 2019	7.8376	7.8421	7.8454	7.8371
September 2019	7.8401	7.8350	7.8425	7.8177
2019	7.7894	7.8351	7.8499	7.7850
2018	7.8305	7.8376	7.8499	7.8043
2017	7.8128	7.7926	7.8267	7.7540
2016	7.7534	7.7620	7.8270	7.7505
2015	7.7507	7.7524	7.7686	7.7495

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form
 20-F
 were made at the exchange rate of MOP8.0227 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas. This annual report on Form
 20-F
 also contains translations of certain Renminbi, New Taiwan dollars, the Philippine peso, Euro and Australian dollar amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi, New Taiwan dollars, Euros and Australian dollars to U.S. dollars in this annual report on Form
 20-F
 were made at the noon buying rate on December 31, 2019 for cable transfers in RMB, New Taiwan dollars, Euros and Australian dollars per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which were RMB6.9618 to US$1.00, TWD29.91 to US$1.00, EUR0.8907 to US$1.00 and AUD1.4225 to US$1.00, respectively. Unless otherwise stated, all conversions from the Philippine peso to U.S. dollars in this annual report on Form
 20-F
 were made based on the volume weighted average exchange rate quoted through the Bangko Sentral ng Pilipinas (BSP), which was PHP50.802 to US$1.00 on December 27, 2019.
We make no representation that any RMB, TWD, PHP, EUR, AUD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or TWD or PHP or EUR or AUD, as the case may be, at any particular rate or at all. On March 20, 2020, the noon buying rate was RMB7.0950 to US$1.00, TWD30.30 to US$1.00, EUR0.9362 to US$1.00 and AUD1.7120 to US$1.00. The exchange rate as of March 20, 2020 as provided by Bangko Sentral ng Pilipinas (BSP) was PHP50.947 to US$1.00.
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
Our business operating history is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. City of Dreams commenced operations in June 2009 and Morpheus, the third phase of City of Dreams, opened in June 2018. In addition, City of Dreams Manila commenced operations in December 2014 and Studio City commenced operations in October 2015. We also operate a temporary casino in Limassol and four satellite casinos in Nicosia, Larnaca, Ayia Napa and Paphos and are developing City of Dreams Mediterranean in Cyprus, a project in which we acquired a 75% equity interest in July 2019. Furthermore, we have significant projects, such as the additional development of the land on which Studio City is located and City of Dreams Mediterranean, which are in various phases of design or development.
We face certain risks, expenses and challenges in operating gaming businesses in intensely competitive markets. Some of the risks relate to our ability to:
•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;
•	respond to economic uncertainties, including the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets as a result of the recent coronavirus (Covid-19) pandemic and recent decline in oil prices;
•	comply with covenants under our debt issuances and credit facilities;
•	raise additional capital, as required;
•	respond to changing financing requirements;
•	operate, support, expand and develop our operations and our facilities;
•	attract and retain customers and qualified employees;
•	maintain effective control of our operating costs and expenses;
•	maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;
•	respond to competitive and/or deteriorating market conditions;
•	respond to changes in our regulatory environment and government policies;
•	identify suitable locations and enter into new leases or right to use agreements for new Mocha Clubs or existing Mocha Clubs which we may relocate; and
•	renew or extend lease agreements or right to use agreements for existing Mocha Clubs.
If we are unable to complete any of these tasks or successfully manage one or more of the risks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities, which may result in a default under our existing or future financing facilities. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.
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
While we recently commenced operation of our temporary casino and satellite casinos in Cyprus, we primarily depend on our properties in Macau and City of Dreams Manila for our cash flow. Given that our operations are and will be primarily conducted based on our principal properties in Macau and one property in Manila prior to the opening of City of Dreams Mediterranean, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:
•	dependence on the gaming and leisure market in Macau and the Philippines and limited diversification of businesses and sources of revenues;
•	a decline in air, land or ferry passenger traffic to Macau or the Philippines due to fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the recent outbreak of the
Covid-19,
austerity measures imposed now or in the future by China or social unrest in Hong Kong;
•	a decline in market, economic, competitive and political conditions in Macau, China, the Philippines or generally in Asia;
•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;
•	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese, Macau and/or Philippine governments;
•	changes in Macau, China and Philippine laws and regulations, or interpretations thereof, including gaming laws and regulations, anti-smoking legislation, as well as China travel and visa policies;
•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing thereof;
•	natural and other disasters, including typhoons, earthquakes, volcano eruptions, terrorism, violent criminal activities or disruption affecting Macau or the Philippines;
•	lower than expected rate of increase or decrease in the number of visitors to Macau or the Philippines;
•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau and the Philippine markets;
•	a decrease in gaming activities and other spending at our properties; and
•	government restrictions on growth of gaming markets, including those in the form of policies on gaming table allocation and caps.
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
All our current and future construction projects are and will be subject to a number of risks, including:
•	changes to plans and specifications;
•	engineering problems, including defective plans and specifications;
•	disruptions to key supply markets, including shortages of, and price increases in, energy, materials and skilled and unskilled labor, and inflation, including any disruptions resulting from the
Covid-19
outbreak;
•	delays in obtaining or inability to obtain necessary permits, licenses and approvals;
•	lack of sufficient, or delays in availability of, financing;
•	changes in laws and regulations, or in the interpretation and enforcement of laws and regulations, applicable to gaming, leisure, residential, real estate development or construction projects;
•	labor disputes or work stoppages;
•	shortage of qualified contractors and suppliers or inability to enter into definitive contracts with contractors with sufficient skills, financial resources and experience on commercially reasonable terms, or at all;
•	disputes with, and defaults by, contractors and subcontractors and other counter-parties;
•	personal injuries to workers and other persons;
•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases;
•	weather interferences or delays;
•	fires, typhoons and other natural disasters;
•	geological, construction, excavation, regulatory and equipment problems; and
•	other unanticipated circumstances or cost increases.
The occurrence of any of these events could increase the total costs, delay or prevent the construction or opening or otherwise affect the design and features of any existing or future construction projects which we might undertake. We cannot guarantee that our construction costs or total project costs for existing or future projects will not increase beyond amounts initially budgeted.
We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.
We have certain projects under development or intended to be developed pursuant to our expansion plan. The completion of these projects is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals, disruptions to key supply markets, including shortages of, and price increases in energy, materials and skilled and unskilled labor, and inflation, including any disruptions resulting from the
Covid-19
outbreak. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially and adversely affect our business, financial condition and results of operations. For example, construction work at our City of Dreams Mediterranean project has been suspended from March 24, 2020 to April 13, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential business activities due to the Covid-19 outbreak and the restriction dates are subject to further review and change by the Cyprus government. There is no assurance that the Cyprus government will not impose additional restrictions due to the Covid-19 outbreak, including a further suspension of construction work at City of Dreams Mediterranean beyond April 13, 2020, which could cause further significant disruptions to the construction work at City of Dreams Mediterranean. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. In particular, the development of the City of Dreams Mediterranean project is still ongoing and in the early stages and therefore still requires significant additional capital investments. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations” for a discussion of the risks relating to the financing of the development of the City of Dreams Mediterranean project.
There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Macau and in Cyprus, where we are developing the remaining project for Studio City in Macau and City of Dreams Mediterranean in Cyprus, respectively, and we believe that they are likely to continue to increase due to the significant building activity and the ongoing labor shortage in Macau and the increase in building activity and labor shortage in Cyprus, respectively. In addition, immigration and labor regulations as well as travel restrictions imposed as a result of the
Covid-19
outbreak in Macau or China may limit or restrict our contractors’ ability to obtain sufficient laborers from China to make up for any shortages in available labor in Macau and help reduce construction costs and in the case for Cyprus, our contractors may have to make up for any shortages in available labor from other European countries which could increase our labor costs and which may also be impacted by the travel restrictions imposed as a result of the
Covid-19
outbreak. Continuing increases in construction costs in Macau and Cyprus will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.
Construction is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.
The construction of large scale properties, including the types of projects we are or may be involved in, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe, and require, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If accidents occur during the construction of any of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.
We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.
Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. In accordance with the Studio City land concession and the extension granted by the Macau government, the land on which Studio City is located must be fully developed by May 31, 2022.
While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing and in the early stages. Although we have already made significant capital investments for the development for the remaining land of Studio City, we expect to require significant additional capital investments to complete the development. As of December 31, 2019, we had incurred approximately US$80.7 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.35 billion to US$1.40 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and fear for a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices and lenders’ perceptions of, and demand for the debt financing for, the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.
There is also no guarantee that we will complete the development of the remaining project for the land of Studio City by the deadline. Prior to the Covid-19 outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the Covid-19 outbreak, the construction period may be delayed and extend beyond the estimated approximately 32 months. In the event that additional time is required to complete the development of the remaining land of Studio City, we will have to apply for an extension of the relevant development period which shall be subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements and the application for the extension is made in accordance with the relevant rules and regulations, there can be no assurance that the Macau government will grant us any necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.
We are developing the City of Dreams Mediterranean project in Cyprus and we are required under the Cyprus License to open the integrated casino resort by December 31, 2021. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.
Our subsidiary, Integrated Casino Resorts, was granted the Cyprus License by the government of Cyprus on June 26, 2017 to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License requires us to open the integrated casino resort in Limassol, namely City of Dreams Mediterranean, by December 31, 2021, and if we fail to meet such timeline, Integrated Casino Resorts is required to pay the government of Cyprus EUR10,000 (equivalent to approximately US$11,227) for each day of delay and up to a maximum of EUR1.0 million (equivalent to approximately US$1.1 million). If such delay continues for 100 business days, the government of Cyprus has the right to terminate the Cyprus License immediately without any obligation to offer any compensation to us. The development of City of Dreams Mediterranean is still ongoing and in the early stages and there is no guarantee that we will complete the development of the City of Dreams Mediterranean project and open by the deadline. The recent Covid-19 outbreak has also caused significant disruptions to the construction work at City of Dreams Mediterranean. For example, construction work at City of Dreams Mediterranean has been suspended from March 24, 2020 to April 13, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential business activities due to the Covid-19 outbreak and the restriction dates are subject to further review and change by the Cyprus government. There is no assurance that the Cyprus government will not impose additional restrictions due to the Covid-19 outbreak, including a further suspension of construction work at City of Dreams Mediterranean beyond April 13, 2020, which could cause further significant disruptions to the construction work at City of Dreams Mediterranean. Prior to the Covid-19 outbreak, we estimated that City of Dreams Mediterranean would open at the end of 2021. With the disruptions from the Covid-19 outbreak, including the suspension of construction work which commenced from March 24, 2020, the scheduled opening date of City of Dreams Mediterranean may be delayed and extended beyond the original estimated date, in which case we will likely have to apply for an extension of the relevant period. Any application for an extension of the relevant period shall be subject to the review and approval of the government of Cyprus at its discretion and there can be no assurance that the government of Cyprus will grant us any necessary extension or not exercise its right to terminate the Cyprus License in the circumstances highlighted above. In the event that no extension is granted by the government of Cyprus and the Cyprus License is terminated, we could lose all or substantially all of our investment in Cyprus and may not be able to continue to operate our operations in Cyprus as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.
Inadequate transportation infrastructure in the Philippines, Macau or Cyprus may hinder increases in visitation to the Philippines, Macau or Cyprus.
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
Macau consists of a peninsula and two islands and is connected to China by two border crossings. Macau has an international airport and connections to China and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects in Macau. For example, there has been a delay in the commencement of operation of the Macau Light Rapid Transit, which occurred in December 2019. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
Furthermore, the expected benefits from the completion of the Hong Kong-Zhuhai-Macau Bridge, which opened to traffic on October 23, 2018, may not fully materialize, and may not result in significantly increased traffic to Macau and to our Macau properties.

Cyprus is an island in the Eastern Basin of the Mediterranean Sea. It is the third largest island in the Mediterranean after the Italian islands of Sicily and Sardinia. Cyprus has two international airports with flights to other European countries as well as outside of Europe such as Russia, the Middle East and Africa. Cyprus existing transportation infrastructure will be incapable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to our temporary casino in Limassol and four satellite casinos in Nicosia, Larnaca, Ayia Napa and Paphos or City of Dreams Mediterranean (which is currently under development). There is no guarantee that any measures taken by the government of Cyprus will successfully increase air traffic into Cyprus or sufficiently eliminate the traffic problem or other deficiencies in Cyprus’ transportation infrastructure.
Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political and economic risks, as well as natural disasters, that may significantly affect visitation to our properties and have a material adverse effect on our results of operations.
The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including the recent
Covid-19
outbreak, have and may continue to negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future.
We derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, mainland China. Accordingly, our business development plans, results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and China and our business is sensitive to the willingness of our customers to travel. In particular, our operating results may be adversely affected by:
•	changes in Macau’s and China’s political, economic and social conditions, including any slowdown in economic growth in China;
•	tightening of travel or visa restrictions to Macau or from China, including due to the outbreak of infectious disease, such as the recent
Covid-19
outbreak, or austerity measures which may be imposed by the Chinese government;
•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and
•	changes in the tax laws and regulations.
For example, our business and operations are affected by the travel or visa restrictions imposed by China on its citizens from time to time. The Chinese government imposes restrictions on exit visas granted to resident citizens of mainland China for travel to Macau. The government further restricts the number of days that resident citizens of mainland China may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the Chinese government from time to time, could disrupt the number of visitors from mainland China to our properties. For example, since December 2019, there have been reported cases of
Covid-19
in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the
Covid-19
outbreak was declared a global emergency by the World Health Organization. As a result of the
Covid-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. Such factors and events have had, and will likely continue to have, material adverse effect on the Macau gaming market, including our business and operations in Macau. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis while, according to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019. On March 11, 2020, the
Covid-19
outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine.
The
Covid-19
outbreak has also caused severe interruption of economic activities in China and a severe drop in tourism in Asia to Integrated Resort (IR) facilities in the region, including City of Dreams Manila. On February 5, 2020, the Philippine government announced restrictions on inbound travel from mainland China, Hong Kong, Macau and Taiwan as a measure to control the
Covid-19
outbreak. Further, on March 8, 2020, the President of the Philippines declared a state of public health emergency throughout the Philippines due to the
Covid-19
outbreak, which was subsequently raised to “Code Red
Sublevel-2
,” the highest alert level. As a result, the entire island of Luzon, including Metro Manila, has been placed under enhanced community quarantine from March 16, 2020 to April 14, 2020 and the measures imposed include strict home quarantine, suspension of land, domestic air and domestic sea travel to and from Luzon, limitation on inbound travel particularly from countries with Covid-19 cases, prohibition of mass gatherings and suspension of work at various non-essential
government offices and private offices. In addition, PAGCOR ordered the suspension of all casinos and other gaming operations in Metro Manila, which includes City of Dreams Manila, for the duration of the enhanced community quarantine and, as a further attempt to restrict inbound tourists, the Philippine government has temporarily suspended the issuance of new visas and certain visa-free entries into the country from March 22, 2020. On March 23, 2020, the Philippine congress passed a new law known as the “Bayanihan We Heal As One Act,” declaring a state of national emergency over the entire country and granting the President of the Philippines emergency powers that include, among others, the authority to require privately-owned medical and health facilities and other establishments to house health workers, serve as quarantine facilities and for other medical relief purposes. The law also grants the President the authority to take over the relevant facility or establishment if it unjustifiably refuses to cooperate with such request from the President. There is no assurance that the Philippine President will not invoke this law or the Philippine government will not implement additional measures due to the Covid-19 outbreak. Such measures have had, and will likely continue to have, a material adverse effect on the business and operations of City of Dreams Manila.
In Cyprus, with outbreaks of
Covid-19
occurring throughout Europe, following an earlier decree given by the Minister of Health of Cyprus on March 10, 2020 that prohibited more than 75 people from gathering in the same indoor area until March 31, 2020, on March 15, 2020 and thereafter, the Cyprus government announced a series of measures designed to contain the spread of
Covid-19
that included closures of private businesses such as shopping malls, department stores, restaurants, cafes, nightclubs, cinemas, museum, sports venues and our casino operations in Cyprus for four weeks with effect from March 16, 2020, suspension of all hotel operations from March 22, 2020 to April 30, 2020, restrictions on inbound travel into Cyprus that included the suspension of all passenger flights into Cyprus for 14 days from March 21, 2020 and further restrictions on non-essential social and business activities from March 24, 2020 to April 13, 2020 or such other date upon further review by the

Cyprus government, such as suspension of most construction work within the country, including construction work at our City of Dreams Mediterranean project. Such measures have had, and will likely continue to have, a material adverse effect on the business and operations of our Cyprus properties.
The
Covid-19
outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us resulting in potential increases in our bad debts. The disruptions to our operations caused by the
Covid-19
outbreak have had a material adverse effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects will continue, and may worsen, beyond the first quarter of 2020. Any recovery from such disruption will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of
Covid-19
and around the imposition or relaxation of protective measures, we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.
Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession may be subject to renegotiations with the Macau government in the future, including amounts we will be obligated to pay the Macau government in order to continue operations. The results of any renegotiations could have a material adverse effect on our results of operations and financial condition. In addition, the demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from mainland China and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy or fears of armed conflict or future acts of terrorism. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could materially and adversely affect our business, results of operations and financial condition.
In addition, our business and results of operations may be materially and adversely affected by any changes in China’s economy, including the decrease in the pace of economic growth. A number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, have contributed to a slowdown of China’s economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 6.1% in 2019, which was lower than the 6.6% in 2018. Any slowdown in China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.
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
Our business in the Philippines will also depend substantially on revenues from foreign visitors and be affected by the development of Manila and the Philippines as a tourist and gaming destination. Such revenues from foreign visitors and development of Manila and the Philippines may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks and outbreak of widespread health epidemics or pandemics, among others. For example, in June 2017, there were multiple deaths at the Resorts World Manila entertainment complex in Pasay, Metro Manila, Philippines when a gunman caused a stampede and set fire to casino tables and slot machine chairs. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes, including the recent eruption of the Taal Volcano, located approximately 60 kilometers south of Manila, which caused road closures and work stoppages in the affected areas as well as cancellation of flights. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damages and that any such damage will be completely covered by insurance or at all. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.
Any of these occurrences may disrupt our operations in the Philippines.
The subtropical climate and location of both Macau and the Philippines render them susceptible to typhoons, heavy rainstorms and other natural disasters, while Cyprus is also susceptible to heavy rainstorms and other natural disasters. In the event of a major typhoon, such as Typhoon Hato and Typhoon Mangkhut in Macau in August 2017 and September 2018, respectively, or other natural disasters in Macau or the Philippines, our properties may be severely damaged, our operations may be materially and adversely affected and our properties may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate and possibly substantial loss of revenues due to a shutdown of any of our properties and material adverse effect on our business operations and financial condition.
Our operations in Cyprus are subject to certain economic, political and social risks within Cyprus, particularly in the occupied part of Cyprus. There are ongoing political, social and economic issues in Cyprus relating to the division of the island following the Turkish invasion of Cyprus in 1974, with the occupied part of Cyprus controlled by Turkey and its military. These issues have recently been escalated due to the discovery and exploration of natural gas in the Cyprus’ economic zones as well as in the economic zones around Cyprus. Turkey has unilaterally created its own economic zones overlapping the Cyprus’ ones and has initiated exploratory drilling in the area. Any future political or social instability in Cyprus could adversely affect the business operations and financial conditions of our casinos in Cyprus, as well as the development of City of Dreams Mediterranean. In addition, changes in government policies, laws or regulations, or in the interpretation or enforcement of these laws and regulations, may negatively impact consumption patterns of visitors to our facilities in Cyprus and could adversely affect our business operations and financial condition. On the economic front, Cyprus has suffered badly from a financial crisis in 2013 caused partly by the wider European sovereign debt crisis since 2011. Although Cyprus has emerged from the financial crisis relatively fast after a few years of recession, its relatively small and open economy means it remains susceptible to rapid changes in economic conditions in the neighboring regions or globally.
In addition, the global macroeconomic environment is facing significant challenges, including the higher prospect of a global recession caused by the effect of a large-scale global
Covid-19
pandemic and recent decline in oil prices. These recent events have also caused significant declines in global equity and debt capital markets, further elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to the recent events, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. There is considerable uncertainty over the impact and duration of the
Covid-19
outbreak on the global macroeconomic environment. In addition, considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, remains. There have been concerns over conflicts, unrest and terrorist threats in the Middle East, Europe and Africa, including between the United States and Iran, which have resulted in volatility in oil and other markets, and over the conflicts involving Ukraine and Syria and potential conflicts involving the Korean peninsula. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.
A significant number of the gaming customers of our properties come from, and are expected to continue to come from, China. Any travel restrictions imposed by China could negatively affect the number of patrons visiting our properties from China. Since mid-2003,
 under the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. The Chinese government has in the past restricted and loosened IVS travel frequently and may continue to do so from time to time and it is unclear whether such measures will become more restrictive in the future. A decrease in the number of visitors from China would adversely affect our results of operations. See also “— Risks Relating to Operating in the Gaming Industry in Macau —An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” for a discussion of how the recent
Covid-19
outbreak has affected the policies and measures adopted by the PRC and Macau governments.
In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties and the amount of spending by such patrons. The strength and profitability of the gaming business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the Chinese government in recent years have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gaming to Chinese mainland residents by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. Prior convictions of staff of a foreign casino in China in relation to gaming-related activities in China have also created regulatory uncertainty on marketing activities in China.
We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.
Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. We now also generate revenues from our Philippine and Cyprus operations, but continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. While the Macau gaming market has generally improved since the third quarter of 2016 to the last quarter of 2018, the Macau gaming market, according to the DICJ, experienced a decline in gross gaming revenues from 2014 to 2016. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market.    The recent
Covid-19
outbreak has had, and will likely to continue to have, a material adverse effect on the Macau gaming market. See “— Risks Relating to Operating in the Gaming Industry in Macau — An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations”.
The gaming industries in Macau, the Philippines and Cyprus are highly regulated.
Gaming is a highly regulated industry in Macau. Our Macau gaming business is subject to various laws and increased audits and inspections from regulators, such as those relating to licensing, tax rates and other regulatory obligations, such as anti-money laundering measures, which may change or become more stringent. Changes in laws may result in additional regulations being imposed on our gaming operations in Macau and our future projects. Our operations in Macau are also exposed to the risk of changes in the Macau government’s policies that govern operations of Macau-based companies and the Macau government’s interpretation of, or amendments to, our gaming subconcession. Any such adverse developments in the regulation of the Macau gaming industry could be difficult to comply with and could significantly increase our costs, which could cause our projects to be unsuccessful. See “— Risks Relating to Operating in the Gaming Industry in Macau — Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”
The Philippine gaming industry is also highly regulated, including the recent amendment to the existing Philippines Anti-Money Laundering Act, as amended (“Philippine AMLA”), whereby casinos are included as covered persons subject to reporting and other requirements under the Philippine AMLA. The Anti-Money Laundering Council and PAGCOR have also recently released regulations and guidelines on compliance. Currently, amendments to existing anti-money laundering regulations are being deliberated in the Philippine Senate that may have an effect on the Philippine gaming industry. While we have adjusted our anti-money laundering policies for our Philippine operations to the existing new rules and regulations, we cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or any such current or future policies will be effective in preventing our Philippines operations from being exploited for money laundering purposes. City of Dreams Manila is also subject to increased audits and inspections from regulators, including those relating to anti-money laundering requirements and measures. City of Dreams Manila may legally operate under the Philippine License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Philippine License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.
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
Gaming in Cyprus is a highly regulated new market and subject to various regulations of the European Union that are being developed and adopted in Cyprus. For example, Cyprus’ laws on anti-money laundering are expected to be amended in 2020 to incorporate the European Union’s fifth Anti-Money Laundering Directive, which is expected to have an impact on our know-your-client procedures. We will have to review and amend our anti-money laundering policies for our operations in Cyprus when these new laws and regulations come into force. The CGC also conducts business-wide anti-money laundering and counter-terrorist financing inspections at our Cyprus casinos from time to time, which may require us to make adjustments to our policies and compliance procedures. Being a new gaming regime, there are also less precedents on the interpretation of these laws and regulations. Our Cyprus License also requires us to submit periodic reports to the CGC in areas that include our operations, regulatory compliance, consumer complaints and financial and tax reporting.
Furthermore, our operations in Cyprus require various licenses and permits granted from various governmental or regulatory bodies in Cyprus, such as those related to labor, food and beverages, safety, fire, buildings, health and environmental, some of which are required to be renewed annually. There is no guarantee that the requirements for such permits and licenses will remain the same, or that the relevant Cyprus governmental or regulatory bodies will not impose additional and more onerous requirements. This may affect our ability to renew our licenses and permits or we may not be able to obtain any additional licenses or permits required to conduct our business as our business and operations expand in a timely manner or at all, which could adversely affect our business in the Cyprus.
In addition, current laws and regulations in Macau, the Philippines and Cyprus concerning gaming and gaming concessions and licenses are, for the most part, have been enacted or amended recently and there are limited precedents on the interpretation of these laws and regulations. These laws and regulations are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation. For instance, certain decisions issued recently by the Macau courts have determined that a gaming operator is liable for the refund of patron funds deposited with a gaming promoter for various purposes while other Macau court decisions have determined that a gaming operator has no such liability. These decisions are not final. The uncertainty caused by these contradictory decisions, a final adverse determination on a gaming operator’s liability with respect to a gaming promoter’s activity or new or modified regulations could have a material adverse effect on our business, financial condition and results of operations.

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
We face intense competition in Macau, the Philippines and elsewhere in Asia and Europe and may not be able to compete successfully.
The hotel, resort and gaming industries are highly competitive. The competitors of our business in Macau and the Philippines include many of the largest gaming, hospitality, leisure and resort companies in the world. Some of these current and future competitors are larger than we are and may have more diversified resources, better brand recognition and greater access to capital to support their developments and operations in Macau, the Philippines and elsewhere.
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
In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Galaxy Casino, S.A., or Galaxy, opened Galaxy Macau Resort in Cotai in May 2011, Phase 2 of the Galaxy Macau Resort in May 2015 and Phase 3 of the Galaxy Macau Resort is currently being developed and expected to be completed and operational in 2021, while Phase 4 is expected to be completed and operational in 2022. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened the Parisian Macao in Cotai in September 2016. Wynn Macau opened the Wynn Palace in Cotai in August 2016. MGM Grand Paradise opened MGM Cotai in February 2018. Sociedade de Jogos de Macau, S.A., or SJM, is currently developing its project in Cotai which is expected to open in the second half of 2020. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”
In Cyprus, we hold a
30-year
casino gaming license, which commenced from June 2017 and as to which the first 15 years are exclusive. Although we hold the exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from a large number of sports betting shops in Cyprus, online sports betting or other illegal casinos in Cyprus recently closed down by the Cyprus government, and from a large number of casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.
We also compete with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, in December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. Certain other countries, such as Taiwan and Thailand, may also in the future legalize casino gaming and may not be subject to as stringent regulation as the Macau, Philippine and/or Cyprus markets. We also compete with both legal and illegal online gaming and sports betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. In addition, certain of our gaming promoters may become our competitors by operating their own gaming operations, which may result in the diversion of their junket players to their gaming operations. For instance, a major gaming promoter has announced the expansion of its businesses into operating gaming activities in Vietnam, Cambodia and the Philippines. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.
Currently, Macau is the only region in the Greater China area offering legal casino gaming. Although the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of China that are operated illegally and without licenses. In addition, there is no assurance that China will not in the future permit domestic gaming operations. Competition from casinos in China, legal or illegal, could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.
Our regional competitors also include casino resorts that Melco International may develop elsewhere in Asia Pacific outside Macau or elsewhere in the world. Melco International may develop different interests and strategies for projects in Asia or elsewhere in the world which conflict with the interests of our business in Macau, the Philippines and Cyprus or otherwise compete with us for gaming and leisure customers. See “— Risks Relating to Our Corporate Structure and Ownership.”
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
PAGCOR has also licensed private casino operators in special economic zones, including four in the Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in the Newport City CyberTourism Zone, Pasay City. The Philippine License granted by PAGCOR to the Philippine Licensees is non-exclusive,
 and there is no assurance that PAGCOR will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Philippine License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.
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
We place substantial reliance on the gaming, project development and hospitality industry experience and knowledge of the Macau, the Philippine and the Cyprus markets possessed by members of our board of directors, our senior management team, as well as other management personnel. We may experience changes in our key management in the future, including for reasons beyond our control. The loss of Mr. Lawrence Ho’s services or the services of the other members of our board of directors or key management personnel could hinder our ability to effectively manage our business and implement our growth and development strategies. Finding suitable replacements for members of our board of directors or key management personnel could be difficult, and competition for personnel of similar experience could be intense in Macau, the Philippines and Cyprus. In addition, we do not currently carry key person insurance on any members of our senior management team.
The success of our business depends on our ability to attract and retain an adequate number of qualified personnel. A limited labor supply, increased competition and any increase in demands from our employees could cause labor costs to increase.
The pool of experienced gaming and other skilled and unskilled personnel in Macau, the Philippines and Cyprus is limited. Our demand remains high for personnel occupying sensitive positions that require qualifications sufficient to meet gaming regulations and other requirements or skills and knowledge that would need substantial training and experience. Competitive demand for qualified gaming and other personnel is expected to be intensified by the increased number of properties recently opened and expected to open in close proximity to our properties in Macau, the Philippines and Cyprus. The limited supply and increased competition in the labor market could cause our labor costs to increase.
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

Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case-by-case
 basis and, in relation to construction works, must be at least 1:1 unless otherwise authorized by the Macau government. Such a policy could have a material adverse effect on our ability to complete works on our properties, such as the additional development of the land on which Studio City is located. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment sectors, or imposes additional restrictions on the hiring of foreign workers generally, including as a result of the recent
Covid-19
outbreak, this could have a material adverse effect on the operation of our properties.
In the Philippines, the Philippine License requires that at least 95.0% of City of Dreams Manila’s total employees be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business. In January 2019, the employees of the Table Games Division of City of Dreams Manila voted to organize and become part of a labor union that will act as their collective bargaining agent with Melco Resorts Leisure, the operating company of City of Dreams Manila. On February 13, 2019, Kilusan ng Manggagawang Makabayan
(KMM-Katipunan)
Melco Resorts Leisure (PHP) Corporation — Table Games Division — Chapter, or
KMM-MELCO
[TDG], was certified by the Philippines Department of Labor to represent the rank-and-file
employees of the Table Games Division of City of Dreams Manila as the former’s sole and exclusive bargaining agent. A collective bargaining agreement was subsequently signed between City of Dreams Manila and the
KMM-Katipunan
on February 12, 2020. Any demand or activities of such collective bargaining agent, or any additional collective bargaining agents that may be certified by the Philippines Department of Labor in the future, could have a material adverse effect on the business and operations of City of Dreams Manila or our financial condition and results of operations.
In Cyprus, there is also a risk that our employees may organize or become part of a collective bargaining agreement or trade union. There is also a shortage of experienced gaming and other skilled and unskilled personnel as Cyprus is a new gaming market and we also compete with other local hotels and resorts for non-gaming
personnel in the hospitality sector. There is also a shortage of labor in the construction sector given the robust building activities in Cyprus and the difficulty in applying for work permits for non-EU
citizens. As a result, our contractors may have to make up for any shortages in available labor from Greece or other European countries which could increase our labor costs.
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
We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we maintain various types of insurance policies for our Philippine and Cyprus business and operations, including mainly property damage, business interruption and general liability insurance policies. In the Philippines, we also maintain a surety bond required by PAGCOR, which secures the prompt payment by Melco Resorts Leisure of the monthly licensee fees due to PAGCOR. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. Certain events, such as typhoons and fires, may increase and have increased our premium costs. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.
We cannot assure you that any such insurance policies we obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, or terrorist acts, could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks or terrorist acts, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, the recent
Covid-19
outbreak has resulted in many governments around the world, including in the Philippines, Macau and Cyprus where we operate, placing quarantines disallowing residents to travel into or outside of the quarantined area and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.
There is limited available insurance in Macau, the Philippines and Cyprus and our insurers in Macau, the Philippines and Cyprus may need to secure reinsurance in order to provide adequate cover for our property and development projects. Our credit agreements, Melco Resorts Macau’s subconcession contract with Wynn Macau relating to the gaming concession in Macau (the “Subconcession Contract”), the Philippine License granted by PAGCOR and certain other material agreements require a certain level of insurance to be maintained, which must be obtained in Macau and the Philippines, respectively, unless otherwise authorized by the respective counter-parties. Failure to maintain adequate coverage could be an event of default under our credit agreements, the Subconcession Contract or the Philippine License and may have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Win rates for our casino operations depend on a variety of factors, some beyond our control, which may, at particular times, adversely impact our results of operations.
In addition to the element of chance, theoretical win rates are also affected by other factors, including player skills and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume and mix of bets placed by our players, the amount of time players spend on gambling and the number of our players — thus our actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause our quarterly results to be volatile. Each of these factors, alone or in combination, have the potential to negatively impact our win rates, and our business, financial condition and results of operations could be materially and adversely affected.
Our gaming business is subject to the risk of cheating and counterfeiting.
All gaming activities at our table games are conducted exclusively with gaming chips which, like real currency, are subject to the risk of alteration and counterfeiting. We incorporate a variety of security and anti-

counterfeit features to detect altered or counterfeit gaming chips. Despite such security features, unauthorized parties may try to copy our gaming chips and introduce, use and cash in altered or counterfeit gaming chips in our gaming areas. Any negative publicity arising from such incidents could also tarnish our reputation and may result in a decline in our business, financial condition and results of operation.
Gaming customers may attempt or commit fraud or cheat in order to increase their winnings, including in collusion with the casino’s staff. Internal acts of cheating could also be conducted by staff through collusion with dealers, surveillance staff, floor managers or other gaming area staff. Our existing surveillance and security systems, designed to detect cheating at our casino operations, may not be able to detect all such cheating in time or at all, particularly if patrons collude with our employees. In addition, our gaming promoters or other persons could, without our knowledge, enter into betting arrangements directly with our casino patrons on the outcomes of our games of chance, thus depriving us of revenues.
Our operations are reviewed to detect and prevent cheating. Each game has a theoretical win rate and statistics are examined with these in mind. Cheating may give rise to negative publicity and such action may materially affect our business, financial condition, operations and cash flows.
An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.
Our business could be, and in certain cases, such as the recent
Covid-19
outbreak, has been materially and adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika, Ebola and the recent
Covid-19
outbreak. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions in China or elsewhere in the world as well as temporary closures of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. The recent
Covid-19
global outbreak has resulted in volatility in global capital markets, restrictions on travel within and between countries as well as public transportation, prolonged closures of workplaces and is expected to have a material adverse effect on the global economy, which may have a material adverse effect on our business, financial condition and results of operations.
Since December 2019, there have been reported cases of
Covid-19
in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the
Covid-19
outbreak was declared a global emergency by the World Health Organization. As a result of the
Covid-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. Such factors and events have had, and will likely continue to have, material adverse effect on the Macau gaming market, including our business and operations in Macau. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis while, according to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019. On March 11, 2020, the
Covid-19

outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine.
The
Covid-19
outbreak has also caused severe interruption of economic activities in China and a severe drop in tourism in Asia to Integrated Resort (IR) facilities in the region, including City of Dreams Manila. On February 5, 2020, the Philippine government announced restrictions on inbound travel from mainland China, Hong Kong, Macau and Taiwan as a measure to control the
Covid-19
outbreak. Further, on March 8, 2020, the President of the Philippines declared a state of public health emergency throughout the Philippines due to the
Covid-19
outbreak, which was subsequently raised to “Code Red Sublevel-2,” the highest alert level. As a result, the entire island of Luzon, including Metro Manila, has been placed under enhanced community quarantine from March 16, 2020 to April 14, 2020 and the measures imposed include strict home quarantine, suspension of land, domestic air and domestic sea travel to and from Luzon, limitation on inbound travel particularly from countries with Covid-19 cases, prohibition of mass gatherings and suspension of work at various non-essential government offices and private offices. In addition, PAGCOR ordered the suspension of all casino and other gaming operations in Metro Manila, which includes City of Dreams Manila, for the duration of the enhanced community quarantine and, as a further attempt to restrict inbound tourists, the Philippine government has temporarily suspended the issuance of new visas and certain visa-free entries into the country from March 22, 2020. On March 23, 2020, the Philippine congress passed a new law known as the “Bayanihan We Heal As One Act,” declaring a state of national emergency over the entire country and granting the President of the Philippines emergency powers that include, among others, the authority to require privately-owned medical and health facilities and other establishments to house health workers, serve as quarantine facilities and for other medical relief purposes. The law also grants the President the authority to take over the relevant facility or establishment if it unjustifiably refuses to cooperate with such request from the President. There is no assurance that the Philippine President will not invoke this law or the Philippine government will not implement additional measures due to the Covid-19 outbreak. Such measures have had, and will likely continue to have, a material adverse effect on the business and operations of our City of Dreams Manila.
With outbreaks of
Covid-19
occurring throughout Europe, following an earlier decree given by the Minister of Health of Cyprus on March 10, 2020 that prohibited more than 75 people from gathering in the same indoor area until March 31, 2020, on March 15, 2020 and thereafter, the Cyprus government announced a series of measures designed to contain the spread of
Covid-19
that included closures of private businesses such as shopping malls, department stores, restaurants, cafes, nightclubs, cinemas, museum, sports venues and our casino operations in Cyprus for four weeks with effect from March 16, 2020, suspension of all hotel operations from March 22, 2020 to April 30, 2020, restrictions on inbound travel into Cyprus that included the suspension of all passenger flights into Cyprus for 14 days from March 21, 2020 and further restrictions on non-essential social and business activities from March 24, 2020 to April 13, 2020 or such other date upon further review by the Cyprus government, such as suspension of most construction work within the country, including construction work at our City of Dreams Mediterranean project. Such measures have had, and will likely continue to have, a material adverse effect on the business and operations of our Cyprus properties.
The
Covid-19
outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us resulting in potential increases in our bad debts. The disruptions to our operations caused by the
Covid-19
outbreak have had a material adverse effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects will continue, and may worsen, beyond the first quarter of 2020. Any recovery from such disruption will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of
Covid-19
and around the imposition or relaxation of protective measures, we are unable to reasonably estimate the impact to our future results of operations, cash flows and financial condition.
In addition, Guangdong Province, China, which is located across the Zhuhai Border from Macau, has confirmed several cases of avian flu. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so we cannot assure you that an effective vaccine can be discovered or commercially manufactured in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.
In addition to the ongoing outbreak of
Covid-19,
there can be no assurance that an outbreak of swine flu, avian influenza, SARS, MERS, Zika, Ebola or other contagious disease or any measures taken by the governments of affected countries against such potential outbreaks will not seriously interrupt our gaming operations. The perception that an outbreak of any health epidemic or contagious disease may occur may also have an adverse effect on the economic conditions of countries in Asia. In addition, our operations could be disrupted if any of our facilities or employees or others involved in our operations were suspected of having
Covid-19,
swine flu, avian influenza, SARS, MERS, Zika or Ebola as this could require us to quarantine some or all of such employees or persons or disinfect the facilities used for our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, which could result in reduced business volume and the temporary closure of our facilities or otherwise disrupt our business operations and adversely affect our results of operations. Our revenues and profitability could be materially reduced to the extent that a health epidemic or other outbreak harms the global or PRC economy in general.
Health and safety or food safety incidents at our properties may lead to reputational damage and financial exposures.
We provide goods and services to a significant number of customers on a daily basis at our properties in Macau, Manila and Cyprus. In particular, with attractions, entertainment and food and beverage offerings at our properties, there are risks of health and safety incidents or adverse food safety events. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, which may result in us incurring additional costs or damages, and negatively impact our financial performance. Such incidents may also lead to reduced customer flow and reputational damage to our properties. See “— We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability, financial condition and prospects.”
Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, Pataca, the Philippine peso or the Euro and other risks related to foreign exchange and currencies, including restrictions on conversions and/or repatriation of foreign currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.
Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our current revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Pataca, H.K. dollar and the Philippine peso. In addition, we have revenues, assets, debt and expenses denominated in the Philippine peso and in the Euro relating to our businesses in the

Philippines and Cyprus, respectively. We also have subsidiaries, branch offices and assets in various countries, including Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes and Studio City Notes, and certain expenses, are or will be denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar.
The value of the H.K. dollar, Pataca, the Philippine peso and the Euro against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged,
de-linked
 or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, Pataca, the Philippine peso or the Euro to the U.S. dollar may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollar or Pataca for our operations, fluctuations in exchange rates between the H.K. dollar or Pataca against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.
While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day
 operations during the years ended December 31, 2019 and 2018. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.
We may undertake mergers, acquisitions, strategic transactions or investments that could result in operating difficulties, distractions from our current businesses or adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.
We have made, and may in the future make, acquisitions, investments or divestments or strategic transactions in companies or projects to expand or complement our existing operations or to implement our business strategies. From time to time, we engage in discussions and negotiations with companies regarding acquisitions, investments, divestments or other strategic transactions, which may be material or significant, of interests in such companies or their projects. For example, the discussions and negotiations between us and Melco International led to our acquisition of 75% ownership interest in ICR Cyprus from Melco International, through which we expanded our operations to Cyprus. With this acquisition, our business has been expanded to the European region and includes the development of the City of Dreams Mediterranean, a new integrated casino resort project in Cyprus. Our expanded operations and developments in Cyprus require significant resources and investments and we may in the future make other acquisitions, investments or strategic transactions that require significant capital commitments and resources.
Any integration process that would follow any of our acquisitions, investments or strategic transactions, including our acquisition of 75% equity interest in ICR Cyprus, may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. Any benefits anticipated at the time of the investment or acquisition may also not be realized, or may be impacted, due to factors beyond our control. For example, in February 2020, we announced our decision to not pursue the acquisition of an additional 9.99% ownership interest in Crown Resorts due to the impact of the Covid-19 outbreak. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities, result in losses, including in material amounts, and adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.
We may also, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings or investigations in connection with our acquisitions, investments, divestments or strategic transactions. For example, in connection with the definitive purchase agreement we entered into with CPH Crown Holdings Pty Limited in May 2019 to acquire a total of an approximately 19.99% ownership interest in Crown Resorts for the total purchase price of AUD1,759.6 million (equivalent to approximately US$1,237.0 million) and pursuant to which we acquired an approximately 9.99% ownership interest in Crown Resorts on June 6, 2019 and were to acquire an additional 9.99% ownership interest in Crown Resorts by September 30, 2019, as a result of the relevant Australian regulatory process, we and CPH Crown Holdings Pty Limited agreed to defer our acquisition of the additional 9.99% ownership interest in Crown Resorts. For more information on our transactions in relation to Crown Resorts, see “Item 3. Key Information — A. Selected Financial Data”. Any such regulatory and legal proceedings or investigations may materially and adversely affect our business, operations, financial condition and prospects.
We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability, financial condition and prospects.
We are, and may in the future be, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal and regulatory proceedings and investigations which we or our affiliates may be a party to from time to time, or which could develop in the future, as well as fines or other penalties which may be imposed on us in connection with any requisite permit, license or other approval for our business and operations. Litigation and regulatory proceedings can be costly and time-consuming and may divert management attention and resources from our operations. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party. Our reputation may also be adversely affected by our involvement or the involvement of our affiliates in litigation and regulatory proceedings. In addition, we and our affiliates operate or have interests in a number of jurisdictions in which regulatory and government authorities have wide discretion to take procedural actions in support of their investigations and regulatory proceedings, including seizures and freezing of assets and other properties that are perceived to be connected or related to such investigations or regulatory proceedings. For example, in January 2020, Japanese authorities were investigating a Japanese politician. In that connection, the Japanese authorities obtained information and documents under a warrant from our subsidiary in Japan related to their investigative actions. Given such wide discretion, regulatory or government authorities may take actions that may affect our assets and properties in connection with any investigation or legal or regulatory proceeding involving us, any of our affiliates, or third parties, which may materially affect our business, financial condition or results of operations.
In addition, if we are unsuccessful in defending against any claims alleging that we received, misappropriated or misapplied funds, this may require further improvements to our existing anti-money laundering procedures, systems and controls and our business operations may be subject to greater scrutiny from relevant regulatory authorities, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Litigation and regulatory proceedings and investigation are inherently unpredictable and our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.

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
 High-end
 patrons typically are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them. In Cyprus, a new gaming market, we also grant credit to a small number of selected premium direct players.
We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau, the Philippines, Cyprus and under certain circumstances, Hong Kong. As most of our gaming customers in Macau are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers, and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. We may also, in certain cases, have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, Macau gaming taxes, Philippines license fees or Cyprus gaming taxes (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values.
Our business and financial plans may be negatively impacted by any contraction in the availability of credit.
Our business and financing plans may be dependent upon the completion of future financings. Any severe contraction of liquidity in the global credit markets may make it difficult and costly to obtain new lines of credit or to refinance existing debt, and may place broad limitations on the availability of credit from credit sources as well as lengthen the recovery cycle of extended credit. Any deterioration in the credit environment may cause us to have difficulty in obtaining additional financing on acceptable terms, or at all, which could adversely affect our ability to complete current and future projects. Tightening of liquidity conditions in credit markets may also constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations. In particular, our revolving credit facility with an amount of HK$9.75 billion (equivalent to approximately US$1.25 billion) under the 2015 Credit Facilities matures in June 2020. Our ability to refinance the 2015 Credit Facilities or obtain new lines of credit prior to maturity of the 2015 Credit Facilities may be impacted significantly by the recent
Covid-19
outbreak and general market conditions that are beyond our control and therefore there is no assurance that we will be able to do so on acceptable terms, or at all, which could materially and adversely affect our business and prospects, results of operations and financial condition.
Rolling chip patrons and VIP gaming customers may cause significant volatility in our revenues and cash flows.
A significant proportion of our casino revenues in Macau is generated from the rolling chip segment of the gaming market. Similarly, City of Dreams Manila also attracts foreign gaming visitors, particularly VIP players who typically place large individual wagers. In Cyprus, we also attract a number of VIP players. The loss or a reduction in the play of the most significant of these rolling chip patrons or VIP gaming customers could have an adverse effect on our business. In addition, revenues and cash flows derived from high-end
 gaming of this type are typically more volatile than those from other forms of gaming primarily due to high bets and the resulting high winnings and losses. As a result, our business and results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and may require higher levels of cage cash in reserve to manage this volatility.
We depend upon gaming promoters for a portion of our gaming revenues and if we are unable to establish, maintain and increase the number of successful relationships with gaming promoters or if the financial resources of our gaming promoters are insufficient to allow them to continue doing business in Macau and/or Manila, our results of operations could be adversely impacted.
Customers introduced to us by gaming promoters are responsible for a significant portion of our gaming revenues in Macau and Manila. For our operations in Cyprus, where there is currently one licensed gaming promoter approved in 2020, other gaming promoters have also submitted licensing applications to the CGC which remain subject to CGC’s approval.
For the year ended December 31, 2019, approximately 22.5% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters. With the rise in casino operations in Macau, Manila and Europe, the competition for relationships with gaming promoters has increased and is expected to continue to increase. If we are unable to utilize, maintain and/or develop relationships with gaming promoters and, in the case of Cyprus, if the number of licensed gaming promoters do not significantly increase in the future, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit, which may increase our overall credit exposure. In addition, gaming promoters may encounter difficulties in attracting patrons to come to Macau, Manila or Cyprus. Gaming promoters may also experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in Macau, Manila or Cyprus. Credit already extended by our gaming promoters may become increasingly difficult to collect. Also, in the event the Macau government reduces the cap on the commission rates payable to gaming promoters, gaming promoters’ incentives to bring travelers to casinos in Macau would be further diminished, and certain of the gaming promoters may be forced to cease operations or divert the travelers to other regions. This inability to attract sufficient patrons, settle accounts with patrons, grant credit and collect amounts due in a timely manner may negatively affect our gaming promoters’ operations, causing them to wind up or liquidate their operations, and as a result, our ability to maintain or grow casino revenues and our ability to recover credit extended may be adversely affected. The inability of gaming promoters to settle accounts with their patrons may expose such gaming promoters to litigation proceedings initiated by affected patrons, which may also expose us to additional litigation risk.
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
We and our businesses in different jurisdictions are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA. Breach of these anti-corruption laws carries severe criminal and civil sanctions as well as other penalties and reputational harm. There have been increased enforcement activities in the U.S. and elsewhere in recent years and the number of FCPA cases and sanctions imposed by U.S. authorities has risen considerably. We have adopted strict rules of conduct and compliance programs for our employees, agents and contractors, requiring them to conduct all their business dealings and practices in compliance with our policies and relevant anti-corruption laws. Notwithstanding our emphasis on an ethical business culture, there is no assurance that our employees, contractors and agents will adhere fully, or at all, or continue to adhere to our rules and programs. Should they fail to adhere to our rules of conduct and compliance programs, we may be investigated or prosecuted, or be made subject to other actions or proceedings. Penalties, sanctions and administrative remedies that may result from such actions or proceedings may have a material adverse effect on our reputation and customer relationships or may lead to other adverse consequences on our business, prospects, financial condition and results of operations. As we are a U.S. listed company, certain U.S. laws and regulations apply to our operations and compliance with those laws and regulations increases our cost of doing business. We also deal in significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by us could have a negative effect on our results of operations.
A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.
We have applied for and/or registered certain trademarks, including “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “Morpheus,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines,” “C2” and “Melco Resorts & Entertainment” in Macau, the Philippines, Cyprus and/or other jurisdictions. We have also registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau, City of Dreams Manila and Cyprus. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and have a material adverse effect on our business, financial condition and results of operations. For example, third parties may misappropriate or infringe our intellectual property, which may include but not be limited to the use of our intellectual property by offshore gaming websites, including those that may attempt to defraud members of the public. While we may take legal or other appropriate actions against these unauthorized offshore websites, such as by reporting the sites to the appropriate governmental or regulatory authorities, such actions may not be effective or significant expenses could be incurred and such unauthorized activities may draw businesses away from our operations and/or tarnish our reputation, all of which may adversely affect our business, financial condition and results of operations.
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
The free ports, offshore financial services and free movement of capital have created an environment whereby casinos in Macau or Cyprus could be exploited for money laundering purposes. We also deal with significant amounts of cash during our regular casino operations in Macau, the Philippines and Cyprus. As our Macau, Philippine and Cyprus operations are subject to various reporting and anti-money laundering regulations and increased audits and inspections from regulators, we have implemented anti-money laundering policies to address those requirements. Philippine laws on anti-money laundering have recently been amended to include casinos as covered institutions and the Anti-Money Laundering Council and PAGCOR have also recently released corresponding regulations and guidelines on compliance. Cyprus’ laws on anti-money laundering is also expected to be amended in 2020 to incorporate the European Union’s fifth Anti-Money Laundering Directive. While we have adjusted our anti-money laundering policies for our Philippine operations to these new rules and regulations, as these laws, regulations and guidelines have only recently been enacted, their implementation or application, as well as any further changes to anti-money laundering laws and regulations in Macau, the Philippines and/or Cyprus may require us to adopt changes to our own anti-money laundering policies.
We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau, the Philippines or Cyprus.
There can be no assurance that, despite the anti-money laundering measures we have adopted and undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. In addition, we expect to be required by relevant regulatory authorities from Macau, the Philippines, Cyprus and other jurisdictions that regulate our business activities to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession, of the Philippine License or the Cyprus License. For more information regarding anti-money laundering regulations in Macau, the Philippines and Cyprus, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering Regulations in Macau”, “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines

Regulations — Anti-Money Laundering Regulations in the Philippines.” and “Item 4. Information on the Company — B. Business Overview — Regulations — Cyprus Regulations — Anti-Money Laundering Regulations in Cyprus.”
Our information technology and other systems are subject to cyber security risks, including misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks.
We rely on information technology and other systems (including those maintained by third-parties with whom we contract to provide data services) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the rapidly changing risks of compromised security and may therefore become outdated. Despite our preventive efforts, we are subject to the risks of compromised security, including cyber and physical security breaches, system failure, computer viruses, technical malfunction, inadequate system capacity, power outages, natural disasters and inadvertent, negligent or intentional misuse, disclosure or dissemination of information or data by customers, company employees or employees of third-party vendors, ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable or other forms of cybercrimes that includes fraud or extortion. These risks can also be manifested in a variety of other ways, including through methods which may not yet be known to the cyber security community, and have become increasingly difficult to anticipate and prevent.
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
Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, phishing attacks, computer viruses, misplaced or lost data, programming or human errors, other cybercrimes and other events. Cyber-attacks are becoming increasingly more difficult to anticipate and prevent due to their rapidly evolving nature and, as a result, the technology we use to protect our systems could become outdated. The occurrence of any of the cyber incidents described above could have a material adverse effect on our business, results of operations and cash flows.
Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers and employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’ and employees’ confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our employees, customers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain employees and customers. We are also subject to enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to cybersecurity. For example, a new Cybersecurity Law was introduced in Macau in 2019 which also applies to our businesses in Macau. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Cybersecurity Regulations”. As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.
Failure to protect the integrity and security of company employee and customer information and comply with applicable privacy regulations may result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.
Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal data in various information systems relating to our customers and employees, and such personal data may be collected and/or used in, and transmitted to or from, multiple jurisdictions. Our customers and employees have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal data are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal data. Established within the EU, our operations in Cyprus are subject to the GDPR requirements. In order to comply with the GDPR requirements, we have developed and implemented policies and procedures which regulate our activities and aim to protect personal data that is collected, processed and maintained by business units for our operations in Cyprus. We have also appointed a data protection officer in Cyprus and adopted a number of physical and technical safeguards to comply with the GDPR requirements applicable to our operations in Cyprus. As the GDPR also captures data processing by non-EU
entities with no EU establishment as long as such
non-EU
entities’ processing relates to “offering goods or services” or the “monitoring” of individuals in the EU, we have also established policies to regulate our business activities outside of Cyprus. As GDPR is a newly enacted law, there is limited precedent on the interpretation and application of GDPR. In addition, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.
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
Unfavorable publicity regarding us, or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The continued expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators with jurisdiction over our gaming operations in Macau, the Philippines and Cyprus to take action against us or our related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and/or subconcession, our suitability to continue as a shareholder of those subsidiaries and/or the suitability of key personnel to remain with our Company. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition and results of operations.
Our new branded products may not be successful.
In 2018, we launched our new property at City of Dreams under the Morpheus brand. We have also recently launched the Nüwa brand in both Macau and the Philippines and the C2 brand in Cyprus. We may continue introducing new brand names and brand identities in the future, such as City of Dreams Mediterranean in Cyprus, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition.
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
Many other clients of our auditors have substantial operations within mainland China, and the PCAOB has been unable to complete inspections of the work of our auditors, and/or their affiliated independent registered public accounting firms in mainland China
,
 without the approval of the Chinese authorities. Thus, our auditors, and/or their affiliated independent registered public accounting firms in mainland China, and their audit work are not currently inspected fully by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulation in their oversight of financial statement audits of U.S.-listed companies with significant operation in China. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.
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
In addition, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress which, if passed, would require the SEC to maintain a list of issuers for which the PCAOB is unable to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (“EQUITABLE”) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs and ordinary shares could be adversely affected. It is unclear if this proposed legislation will be enacted. Furthermore, there has been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such policies were to materialize, the resulting legislation, if it were to apply to us, would likely have a material adverse impact on our business and the price of our ADSs and ordinary shares.
Risks Relating to Operating in the Gaming Industry in Macau
Melco Resorts Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession, or a new concession or subconcession, in 2022, or if the Macau government were to exercise its redemption right, we would be unable to operate casino gaming in Macau.
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
In addition, in January 2019, Melco Resorts Macau informed Studio City Entertainment Limited that it will cease VIP gaming operations at the Studio City Casino in January 2020. In January 2020, Studio City announced that Melco Resorts Macau would continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice. There is no assurance or expectation that any additional gaming tables will be allocated to Studio City Casino, including any VIP gaming tables.
In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in China’s economy). The 2021 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. In addition, such terms may also impair our ability to obtain additional financing for developing and completing the remaining project for the land of Studio City by May 31, 2022, in which case in the event no further extension is granted to complete such development or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in land and building and we may not be able to continue to operate Studio City. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land.”
All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.
Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.
Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, a Chinese citizen traveling abroad is only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. The annual limit of RMB100,000 (US$14,364) is the aggregate amount that can be withdrawn overseas by any person from Chinese bank accounts and it was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, a law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer was enacted and came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (US$14,958) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. Restrictions on the export of the Renminbi may impede the flow of gaming customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.
In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2019, the value of RMB depreciated approximately 1.2% against the U.S. dollar. It remains difficult to predict how market forces or PRC or U.S. government policy, including the ongoing trade disputes between the PRC and the US governments may further exacerbate the devaluation of RMB against the U.S. dollar and other currencies in the future. Given that we derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, mainland China, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.
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
In addition, the Macau government imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty
gaming related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Regulations.”
Also, since January 1, 2019, smoking on the premises of casinos is only permitted in authorized segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to meet certain standards determined by the Macau government. Our properties currently have a number of segregated smoking lounges. We cannot assure you that the Macau government will not enact more stringent smoking control legislations. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from frequenting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Smoking Regulations.”
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
The Macau government has imposed a cap on gaming tables and restricts the number of gaming tables that may be operated in Macau. A cap of 5,500 tables up to the end of the first quarter of 2013 was implemented. In addition, for a period of ten years commencing from the second quarter of 2013, the number of gaming tables to be authorized by the Macau government will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables in Macau as of December 31, 2019, was 6,739. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. Given such announcements by the Macau government, we may not be able to obtain Macau government’s approval to expand our existing casinos or gaming areas or operate a sufficient number of gaming tables at our properties in Macau. These restrictions may have a material impact on our gaming revenues, overall business and operations and may adversely affect our development projects and the future expansion of our business.
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
For the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.3 million) is payable by Melco Resorts Macau with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We cannot assure you that the same arrangement will be applied beyond 2021 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.

Risks Relating to Operating in the Gaming Industry in the Philippines
The land and buildings comprising the site occupied by City of Dreams Manila is leased by Melco Resorts Leisure and thus subject to risks associated with tenancy relationships.
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
Melco Resorts Leisure is designated as the sole operator under the provisional gaming license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines, under which the Melco Philippine Parties and the Philippine Parties are
co-licensees
pursuant to the Amended Certificate of Affiliation and Provisional License dated January 28, 2013 (the “Provisional License”). Prior to this, Belle Corporation and the other Philippine Parties subsequently elected to terminate such contracts and the operator with whom Belle Corporation previously contracted, on behalf of itself and such third-party contractors, signed a waiver releasing the Philippine Parties from all obligations thereunder. Although Belle Corporation agreed to indemnify the Melco Philippine Parties from any loss suffered in connection with the termination of such contracts, there can be no assurance that Belle Corporation will honor such agreement. Any issues which may arise from such contracts and their counterparties, or any attempt by another operator or any other third party contractor to enforce provisions under such contracts, could interfere with MRP’s operations or cause reputational damage, which would in turn materially and adversely affect our business, financial condition and results of operations.
Compliance with the terms of the Philippine License, MRP’s ability to operate City of Dreams Manila and the success of City of Dreams Manila as a whole are dependent on the actions of the other Philippine Licensees over which MRP has no control.
Although Melco Resorts Leisure is the sole operator of City of Dreams Manila, the ability of the Melco Philippine Parties to operate City of Dreams Manila, as well as the fulfillment of the terms of the

Philippine License granted by PAGCOR in relation to City of Dreams Manila, depends to a certain degree on the actions of the Philippine Parties. For example, the Philippine Parties, as well as the Melco Philippine Parties, are responsible for meeting a certain debt to equity ratio as specified in the Philippine License. The failure of any of the Philippine Parties to comply with these conditions would constitute a breach of the Philippine License. As the Philippine Parties are separate corporate entities over which MRP has no control, there can be no assurance that the Philippine Parties will remain in compliance with the terms of the Philippine License of their obligations and responsibilities under cooperation agreement (as amended) entered into between the Philippine Parties and the Melco Philippine Parties on October 25, 2012, which became effective on March 13, 2013. In the event of any non-compliance,
 there can be no assurance that the Philippine License will not be suspended or revoked. In addition, if any of the Philippine Parties fails to comply with any of the conditions to the Philippine License, MRP may be forced to take action against the Philippine Parties under the cooperation agreement between the Philippine Parties and the Melco Philippine Parties or to enter into negotiations with PAGCOR for amendments to the Philippine License. There can be no assurance that any attempt to amend the Philippine License would be successful. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.
Furthermore, under the cooperation agreement between the Philippine Parties and the Melco Philippine Parties, the Philippine Parties are required to contribute the land and building structures for City of Dreams Manila. There can be no assurance that the title to the land and building structures for City of Dreams Manila will not be challenged by third parties or the Philippine government in the future. Any such event, each of which is beyond MRP’s control, may curtail the ability of MRP to operate City of Dreams Manila in an efficient manner or at all and have a material adverse effect on our business, financial condition and results of operations.
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
Any suspension of VIP gaming operations at City of Dreams Manila would materially and adversely impact gaming revenues from City of Dreams Manila. Moreover, suspension of VIP gaming operations could effectively lead Melco Resorts Leisure to limit or suspend certain non-gaming
 operations focusing on VIP players, such as the VIP hotel and VIP lounge, which would further reduce revenues from City of Dreams Manila. Any suspension of VIP gaming operations, even for a brief period of time, could also damage the reputation and reduce the attractiveness of City of Dreams Manila as a premium gaming destination, particularly among premium direct players and other VIP players, as well as gaming promoters, which could have a material adverse effect on our business, financial condition and results of operations.
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
However, several legislative bills were previously passed and are currently pending in the Philippine legislature with a view towards rationalizing fiscal incentives currently granted to certain enterprises and activities, including tourism enterprises. It is uncertain whether these bills will be passed into law, or what the effect, if any, will be on the incentives currently granted to qualified tourism enterprises under the Republic Act No. 9593, of the Philippines, or the Tourism Act of 2009.
MRP’s gaming operations are dependent on the Philippine License issued by PAGCOR.
PAGCOR regulates all gaming activities in the Philippines except for lottery, sweepstakes, jueteng, horse racing and gaming inside the Cagayan Export Zone. City of Dreams Manila’s gaming areas may only legally operate under the Philippine License granted by PAGCOR, which imposes certain requirements on the Melco Philippine Parties and their service providers. The Philippine License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Philippine License include, among others:
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
Moreover, certain provisions and requirements of the Philippine License are open to different interpretations and have not been interpreted by Philippine courts or made subject to more detailed interpretative rules. There is no guarantee that the Melco Philippine Parties’ proposed mode of compliance with these or other requirements of the Philippine License will be free from administrative or judicial scrutiny in the future. Any difference in interpretation between PAGCOR and MRP with respect to the Philippine License could result in sanctions against the Melco Philippine Parties, including fines or other penalties, such as suspension or termination of the Philippine License.
There can be no assurance that the Philippine Licensees will be able to continuously comply with all of the Philippine License’s requirements, or that the Philippine License will not be modified to contain more onerous terms or amended in such a manner that would cause the Philippine Licensees to lose interest in the operation of City of Dreams Manila. If the Philippine License is materially altered or revoked for any reason, including the failure by any of the Philippine Licensees to comply with its terms, MRP may be required to cease City of Dreams Manila’s gaming operations, which would have a material adverse effect on our business, financial condition and results of operations. In addition, a failure in the internal control systems of MRP may cause PAGCOR to adversely modify or revoke the Philippine License. Finally, the Philippine License will terminate in 2033, coinciding with the PAGCOR Charter’s termination, and there is no guarantee that the PAGCOR Charter or the Philippine License will be renewed.
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

City of Dreams Manila may be required to obtain an additional legislative franchise, in addition to its Philippine License.
On August 2, 2017, House Bill No. 6111 was filed which proposed the creation of the Philippine Amusements and Gaming Authority, or PAGA, which will replace PAGCOR as the regulatory agency of gaming activities in the Philippines. Also under House Bill No. 6111, the holders of gaming licenses in the Philippines, including the Philippine Licensees, will be required to obtain from the Philippine Congress a legislative franchise to operate gambling casinos, gaming clubs and other similar gambling enterprises within one year from the date of the proposed law’s effectiveness.
 Non-compliance
 will result in the operations of holders of gaming licenses in the Philippines, including the Philippine Licensees, to be considered as illegal. On October 2, 2017, House Bill No. 6514 was filed whose provisions are essentially similar to House Bill No. 6111, particularly on the need for holders of gaming licenses in the Philippines, including the Philippine Licensees, to obtain from the Philippine Congress a legislative franchise within one year from the date of the proposed law’s effectiveness.
It is not yet known if House Bills 6111 and 6514, in their current form, will be approved by the House of Representatives, Senate or signed into law by the President. In the event that House Bills 6111 and 6514 are signed into law, City of Dreams Manila may be required to obtain an additional legislative franchise in addition to its Philippine License and there can be no assurance that such a franchise, which requires legislative approval, will be granted. In addition, the Philippine License may be subject to amendment or repeal by the Philippine Congress. In the event City of Dreams Manila is not granted any required franchise, or the Philippine License is materially amended or repealed, the operation of City of Dreams Manila may cease, which would have a material adverse effect on our business, financial condition and results of operations.
There exists uncertainty over whether holders of gaming licenses in the Philippines, including the gaming operations of our Philippine subsidiaries, will be subject to corporate income, value added or other tax assessments, in addition to the license fees paid to PAGCOR.
There exists uncertainty over whether holders of gaming licenses in the Philippines, including the gaming operations of our Philippine subsidiaries, will be subject to corporate income tax at the rate of 30%, value-added tax and other tax assessments in addition to the license fees paid to PAGCOR pursuant to the Philippine License. On March 2011, the Supreme Court of the Philippines issued an order implicitly revoking PAGCOR’s exemption from corporate income tax under the PAGCOR Charter and removing PAGCOR from the list of government-owned and controlled corporations that are exempt from paying corporate income tax. Subsequently, in April 2013, the Bureau of Internal Revenue of the Philippines (“BIR”) issued a circular indicating that PAGCOR and its licensees and contractees are subject to corporate income tax on their gambling, casino, gaming club and other similar recreation or amusement and gaming pool operations.
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
On December 19, 2017, Republic Act No. 10963, or the Tax Reform for Acceleration and Inclusion Act, was signed into law and took effect on January 1, 2018. The Tax Reform for Acceleration and Inclusion Act changed existing tax laws and included several provisions that will generally affect businesses on a prospective basis. Any future amendment on the Tax Reform for Acceleration and Inclusion Act, such as changes on the application of value added and corporate income taxes, as they apply to PAGCOR or the casinos, may have significant impact on our business.
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
Risks Relating to Operating in the Gaming Industry in Cyprus
Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations.
We recently commenced our operations in Cyprus, which include a temporary casino in Limassol and four satellite casinos in Nicosia, Larnaca, Ayia Napa and Paphos and the development of City of Dreams

Mediterranean. In July 2019, we acquired a 75% equity interest in ICR Cyprus from Melco International, our controlling shareholder, while the remaining 25% equity interest in ICR Cyprus is held by The Cyprus Phassouri (Zakaki) Limited. We have entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we will, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR2 million per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus, which will provide the right to a preferential dividend, among other terms.
We will require the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of our Cyprus casinos which have commenced fairly recently. The temporary casino in Limassol and two satellite casinos in Nicosia and Larnaca opened in 2018, the third satellite casino opened in 2019 in Ayia Napa and our fourth satellite casino in Paphos opened in February 2020. In addition, our City of Dreams Mediterranean project, which requires significant investment of capital and other resources, is still under development and is required to open by the end of 2021 under the terms of the Cyprus License. Our operations in Cyprus are also subject to ongoing compliance with various laws, regulations, licenses, permits and renewals of those licenses and permits. Given our short operating history and limited experience in Cyprus, which also represents our first significant business venture outside of Asia, it may be difficult for us to comply with the applicable laws and regulations or to secure all necessary licenses and permits in Cyprus, which could be time-consuming and significantly increase our costs. In addition, Cyprus is a new gaming market and we may not achieve the intended results or return through our operations in Cyprus.
While we have already made significant capital investments for the development and operation of our operations in Cyprus, the ongoing development of City of Dreams Mediterranean requires further significant additional capital investments. Based on our current plan for the development of City of Dreams Mediterranean integrated resorts project, we currently expect a project budget of approximately US$550 million to US$600 million (inclusive of the land cost but exclusive of any pre-opening costs and financing costs). The development of City of Dreams Mediterranean may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing and we currently expect a significant portion will be funded by external debt financings. We will be required to obtain approval from, or the consent of, or notify relevant government authorities, including the CGC, in order to enter into such debt financings. Given that this is the first significant integrated casino resort project to be developed in Cyprus, we may face difficulty in obtaining the necessary approvals or consents in a timely manner or at all. Our ability to obtain such debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices and lenders’ perceptions of, and demand for the debt financing for our City of Dreams Mediterranean project. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavors, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$491 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$491 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$309 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the ongoing development of the City of Dreams Mediterranean project in a timely manner or at all. In addition, our plan for the City of Dreams Mediterranean project may be subject to additional risks, particularly labor shortages exacerbated by the recent Covid-19 outbreak and resulting disruptions as well as further revisions and changes to certain design elements which remain subject to further refinement and development. For example, construction work at our City of Dreams

Mediterranean project has been suspended from March 24, 2020 to April 13, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential business activities due to the Covid-19 outbreak and the restriction dates are subject to further review and change by the Cyprus government. There is also no assurance that the Cyprus government will not impose additional restrictions due to the Covid-19 outbreak, including a further suspension of construction work at City of Dreams Mediterranean beyond April 13, 2020, which could cause further significant disruptions to the construction work at City of Dreams Mediterranean.
All of these uncertainties increase the risk that construction in Cyprus will not be completed on time and that our construction costs will increase. If we fail to commence operations of City of Dreams Mediterranean by December 31, 2021 without an extension granted by the government of Cyprus, and the government of Cyprus exercises its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our Cyprus operations as planned. In such event, we would also be required to pay a penalty to the Cyprus government and/or may have the Cyprus License terminated if such delay continues beyond a grace period of 100 business days.
All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.
Cyprus’ gaming operations are dependent on the Cyprus License issued by CGC and any failure to comply with the terms of the Cyprus License could have a material adverse effect on our business, financial condition and results of operations.
Our operations in Cyprus, including a temporary casino in Limassol and four satellite casinos in Nicosia, Larnaca, Ayia Napa and Paphos and the development of City of Dreams Mediterranean, are dependent on the Cyprus License granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017. Under the Cyprus License, Integrated Casino Resorts has been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License imposes certain requirements and conditions on Integrated Casino Resorts and its service providers, including the threat of suspension or termination of the Cyprus License upon the occurrence of certain events. Such requirements include, among others:
•	in connection with the operation of the temporary casino and City of Dreams Mediterranean, payment to the government of Cyprus of an annual license fee of EUR2.5 million (equivalent to approximately US$2.8 million) per year for the first four-year period commencing from June 26, 2017, the grant date of the Cyprus License, and an annual license fee of EUR5.0 million (equivalent to approximately US$5.6 million) per year for the second four-year period. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR 5.0 million (equivalent to approximately US$5.6 million) and subject to a maximum percentage increase;
•	in connection with the operation of the satellite casino in Nicosia, payment to the government of Cyprus of an annual license fee of EUR1.0 million (equivalent to approximately US$1.1 million) per year since its commencement of operations in 2018;
•	in connection with the operation of each of the satellite casinos in Larnaca, Ayia Napa and Paphos, payment to the government of Cyprus of an annual license fee of EUR0.5 million (equivalent to approximately US$0.6 million) per year since their operations commenced in 2018, 2019 and 2020, respectively; and

•	payment to the government of Cyprus of a monthly casino tax of an amount equal to 15% of the gross gaming revenue, such casino tax not to be increased during the initial
15-year
exclusivity period under the Cyprus License.
In addition, we are also required under the Cyprus License to complete the City of Dreams Mediterranean project and commence operations by December 31, 2021. In the event we are not able to commence operations by December 31, 2021 without an extension granted by the government of Cyprus and the government of Cyprus exercises its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our Cyprus operations as planned. In such event, we would also be required to pay a penalty to the Cyprus government and/or may have the Cyprus License terminated if such delay continues beyond a grace period of 100 business days.
Moreover, given that the Cyprus License is the first casino license granted in Cyprus, certain provisions and requirements of the Cyprus License have not yet been interpreted by Cyprus courts and may thereby be subject to different interpretations. There is no guarantee that Integrated Casino Resorts’ proposed mode of compliance with these or other requirements of the Cyprus License will be free from administrative or judicial scrutiny in the future. Any difference in interpretation of such Cyprus License requirements between the CGC and/or the government of Cyprus on the one hand and Integrated Casino Resorts on the other could result in sanctions against Integrated Casino Resorts, including fines or other penalties such as suspension or even termination of the Cyprus License.
There can be no assurance that we will be able to continuously comply with all of the requirements under the Cyprus License, or that the Cyprus License will not be modified to contain more onerous terms or in such other manner that would cause us to lose our interest in our Cyprus operations, particularly when the initial
15-year
exclusivity period expires in 2032. If the Cyprus License is materially altered or revoked for any reason, including due to any failure by us to comply with its terms, we may be required to cease our gaming operations in Cyprus, which would have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Corporate Structure and Ownership
Our controlling shareholder has a substantial influence over us, and its interests in our business may be different than yours. We have had, and may continue to have, transactions with our controlling shareholder and its affiliates and such transactions may create conflicts of interest between us and our controlling shareholder.
As of March 27, 2020, Melco International’s beneficial ownership in our Company was approximately 55.80%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or elsewhere in the world that compete with our businesses in Macau, the Philippines and in other countries and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.
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
We have entered into various related party transactions with Melco International and its affiliates and subsidiaries. For example, we acquired a 75% equity interest in ICR Cyprus from Melco International on July 31,

2019. Prior to this acquisition, we had entered into arrangements with Melco International to provide planning, designing, construction and other services to Melco International and its subsidiaries in connection with the City of Dreams Mediterranean project. We may, from time to time, enter into additional agreements and arrangements with Melco International or its affiliates or subsidiaries in connection with other projects. We may, from time to time, purchase, acquire or invest in other assets, companies or projects held or sponsored by Melco International or its affiliates or subsidiaries. The consideration or amount of such purchase, acquisition or investment may be material or significant. While we believe the terms of agreements and arrangements we have with Melco International or its affiliates or subsidiaries are commercially reasonable, the determination of such commercial terms are subject to judgment and estimates and we may have obtained different terms had we entered into such agreements or arrangements with independent third parties.
Melco International may pursue additional casino projects in Asia, Europe or elsewhere, which, along with its current operations, may compete with our projects in Macau, the Philippines and Cyprus, which could have material adverse consequences to us and the interests of our minority shareholders.
Melco International may take action to construct and operate new gaming projects located in other countries in the Asian region, Europe or elsewhere, which, along with its current operations, may compete with our projects in Macau, the Philippines and Cyprus and could have adverse consequences to us and the interests of our minority shareholders. We could face competition from these other gaming projects as well as competition from regional competitors. We expect to continue to receive significant support from Melco International in terms of its local experience, operating skills, international experience and high standards. Should Melco International decide to focus more attention on casino gaming projects located in other areas of Asia or elsewhere that may be expanding or commencing their gaming industries, or should economic conditions or other factors result in a significant decrease in gaming revenues and number of patrons in Macau, the Philippines and/or Cyprus, Melco International may make strategic decisions to focus on their other projects rather than us, which could adversely affect our growth.
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
The terms of the Studio City Notes and the Melco Resorts Finance Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes or the Melco Resorts Finance Notes (as the case may be) (and, in the case of a change of control event under the Melco Resorts Finance Notes, which is accompanied by a ratings decline) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amount specified under such indebtedness to the date of repurchase.

Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes and Melco Resorts Finance Notes and potential enforcement of remedies by our lenders or note holders (as the case may be), which would have a material adverse effect on our financial condition and results of operations.
Risks Relating to Our Financing and Indebtedness
Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.
We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.
Our major outstanding indebtedness as of December 31, 2019 includes
•	approximately HK$9.0 million (equivalent to approximately US$1.2 million) under the 2015 Credit Facilities;
•	US$1.0 billion from Melco Resorts Finance’s issuance of the 2017 Senior Notes;
•	US$850.0 million from Studio City Company’s issuance of the 2016 Studio City Notes due 2021;
•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2021 Studio City Senior Secured Credit Facility;
•	US$600.0 million from Studio City Finance’s issuance of the 2019 Studio City Notes;
•	US$500.0 million from Melco Resorts Finance’s issuance of the 2019 Senior Notes due 2026;
•	US$600.0 million from Melco Resorts Finance’s issuance of the 2019 Senior Notes due 2027; and
•	US$900.0 million from Melco Resorts Finance’s issuance of the 2019 Senior Notes due 2029.
Our expected long-term indebtedness includes:
•	financing for a significant portion of any future projects or phases of projects. Additionally, we may incur indebtedness for the remaining project for the land on which Studio City is located and for the development of City of Dreams Mediterranean, depending upon our cash flow position during the construction period
Our significant indebtedness could have material consequences. For example, it could:
•	make it difficult for us to satisfy our debt obligations;
•	increase our vulnerability to general adverse economic and industry conditions, including the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices;
•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;
•	require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available to us for our operations or expansion of our existing operations;
•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
•	place us at a competitive disadvantage as compared to our competitors, to the extent that they are not as leveraged;

•	subject us to higher interest expenses in the event of increases in interest rates to the extent a portion of our indebtedness bears interest at variable rates;
•	cause us to incur additional expenses by hedging interest rate exposures of our indebtedness and exposure to hedging counterparties’ failure to pay under such hedging arrangements, which would reduce the funds available to us to fund our operations; and
•	in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and/or our subsidiaries’ assets over which our creditors have taken or will take security.
Any of these or other consequences or events could have a material adverse effect on our ability to satisfy our other obligations.
We may require additional financing to complete our investment projects, which may not be available on satisfactory terms or at all.
We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities, issuance of debt securities and other debt financings. For example, we used such capital resources for our acquisition of a 9.99% ownership interest in Crown Resorts for which we paid a purchase price of AUD879.8 million (equivalent to approximately US$617.8 million) on June 6, 2019. We may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There is no assurance that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.
Any financing related to our capital investment projects may also be subject to, among others, the terms of credit facilities, the Melco Resorts Finance Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. For example, changes in ratings outlooks may subject us to rating agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
We may not be able to generate sufficient cash flow to meet our debt service obligations.
Our ability to make scheduled payments due on our existing and anticipated indebtedness obligations, including our credit facilities, the Melco Resorts Finance Notes and Studio City Notes, to refinance and to fund working capital needs, planned capital expenditures and development efforts will depend on our ability to generate cash. We will require generation of sufficient operating cash flow from our projects to service our current and future projected indebtedness. Our ability to obtain cash to service our existing and projected debt is subject to a range of economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control, including:
•	our future operating performance;

•	the demand for services that we provide;
•	general economic conditions and economic conditions affecting Macau, the Philippines, Cyprus or the gaming industry in particular, including market conditions such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices;
•	our ability to hire and retain employees and management at a reasonable cost;
•	competition; and
•	legislative and regulatory factors affecting our operations and business.
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
Our ability to incur additional borrowings or refinance our indebtedness, including our credit facilities, the Melco Resorts Finance Notes and Studio City Notes, will depend on the condition of the financing and capital markets, our financial condition at such time and potentially governmental approval. We cannot assure you that any additional borrowing, refinancing or restructuring would be possible or that any assets could be sold or, if sold, the timing of any sale or the amount of proceeds that would be realized from any such sale. We cannot assure you that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of our various debt instruments then in effect, including the indentures governing the Melco Resorts Finance Notes and Studio City Notes.
In particular, our revolving credit facility with an amount of HK$9.75 billion (equivalent to approximately US$1.25 billion) under the 2015 Credit Facilities will mature in June 2020. Our ability to refinance the 2015 Credit Facilities or obtain new lines of credit before the maturity of the 2015 Credit Facilities may be impacted significantly by recent market events such as the higher prospect of a global recession and a severe contraction of liquidity in the global credit markets caused by the effect of the recent large-scale global
Covid-19
pandemic and recent decline in oil prices that are beyond our control and therefore there is no guarantee that we will be able to do so on acceptable terms, or at all, which could materially and adversely affect our business and prospects, results of operations and financial condition. In addition, any failure to make scheduled payments of interest or principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which would harm our ability to incur additional indebtedness on commercially reasonable terms or at all. Our failure to generate sufficient cash flow to satisfy our existing and projected indebtedness obligations or other liquidity needs, or to refinance our obligations on commercially acceptable terms or at all, could have a material adverse effect on our business, financial condition and results of operations.
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
Certain of our credit facilities and debt instruments also require us to satisfy various financial covenants, which include requirements for minimum interest coverage ratio and leverage ratios. For more information on financial covenants we are subject to under our credit facilities and debt instruments, see note 12 to the consolidated financial statements included elsewhere in this annual report. Future indebtedness or other agreements may contain covenants more restrictive than those contained in our existing credit facilities and debt instruments.
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
Our ability to comply with the terms of our outstanding credit facilities and debt instruments may be affected by general economic conditions, industry conditions and other events outside of our control. As a result, we may not be able to maintain compliance with these covenants. In addition, if our properties’ operations fail to generate adequate cash flow, we may breach these covenants, causing a default under our agreements, upon which creditors could terminate their commitments to lend to us, accelerate repayment of the debt and declare all amounts borrowed due and payable or terminate the agreements, as the case may be. Furthermore, our credit facilities and debt instruments contain cross-acceleration or cross-default provisions, as a result of which our default under one facility or instrument may cause the acceleration of repayment of debt or result in a default under our other facilities or instruments. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we do obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

Drawdown or rollover of advances under our credit facilities involve satisfaction of extensive conditions precedent and our failure to satisfy such conditions precedent will result in our inability to utilize or roll over loan advances under such facilities. There is no assurance that we will be able to satisfy all conditions precedent under our current or future credit facilities.
Our current and future credit facilities, including the 2015 Credit Facilities and the 2021 Studio City Senior Secured Credit Facility, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. If there is a breach of any terms or conditions of our credit facilities or other obligations and the breach is not cured or capable of being cured, or if we are unable to make certain representations, then such conditions precedent will not be satisfied. Our ability to satisfy such conditions precedent may also be affected by the actions of third parties and/or matters outside of our control, such as government consents and approvals and market conditions, and thus also result in our inability to satisfy any conditions precedent. The inability to draw down or roll over loan advances under any credit facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned. Such events may also result in an event of default under the respective credit facility and may also trigger cross-defaults under our other indebtedness obligations. There can be no assurance that all conditions precedent to draw down or roll over loan advances under our credit facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could harm the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.
Any inability to maintain current financing or obtain future financing could result in delays in our project development schedule and could impact our ability to generate revenues from operations at our present and future projects.
If we are unable to maintain our current financing arrangements or obtain suitable financing for our operations and our current or future projects (including any acquisitions we may make), such failure could adversely impact our existing operations, or cause delays in, or prevent completion of, the development of the remaining land for Studio City, the development of the City of Dreams Mediterranean project and any other future projects. In addition, such failure may also limit our ability to operate and expand our business and may adversely impact our ability to generate revenue. Furthermore, the costs incurred by any new financing may be greater than anticipated due to unfavorable market conditions. Any such increase in funding costs may have a negative impact on our revenue and financial condition.
Risks Relating to Our Shares and ADSs
The trading price of our ADSs has been volatile since our ADSs began trading on Nasdaq and may be subject to fluctuations in the future, which could result in substantial losses to investors.
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market since January 2, 2009. During the period from December 19, 2006 to March 27, 2020, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 27, 2020 was US$12.26 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:
•	uncertainties or delays relating to the financing, completion and successful operation of our projects;
•	developments in the Macau market, the Philippine market, the Cyprus market or other Asian or European gaming markets, including disruptions caused by widespread health epidemics or pandemics, such as the
Covid-19
outbreak, and the announcement or completion of major new projects by our competitors;

•	general economic, political or other factors that affect the region where our properties are located and/or the macroeconomic environment, including the
Covid-19
outbreak or any other global pandemic or crisis;
•	regulatory developments affecting us or our competitors;
•	actual or anticipated fluctuations in our quarterly operating results;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	changes in performance and value of our investments, including our investment in Crown Resorts;
•	changes in financial estimates by securities research analysts;
•	changes in the economic performance or market valuations of other gaming and leisure industry companies;
•	changes in our market share of the Macau, Philippine and/or Cyprus gaming markets;
•	detrimental adverse publicity about us, our properties or our industries;
•	addition or departure of our executive officers and key personnel;
•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi, Euro and the Philippine peso;
•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;
•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;
•	potential litigation or regulatory investigations; and
•	rumors related to any of the above, irrespective of their veracity.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with the Covid-19 outbreak, securities markets across the globe have experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs.
In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations. In addition, as a company listed on Nasdaq, we are subject to certain rules and requirements implemented by Nasdaq. The rules of Nasdaq impose various continued listing requirements. We cannot assure you that we can or will continually adhere to all of such requirements, including those required to maintain our listing on Nasdaq. Any failure to adhere to the applicable requirements could result in costs, penalties, administrative remedies or other consequences, any of which may result in a material adverse effect on our business, prospects, results of operations and financial condition.
We cannot assure you that we will make dividend payments in the future.
On January 12, 2017, we announced a special dividend of approximately US$650 million. On February 8, 2018, we announced a quarterly dividend policy targeting to distribute quarterly cash dividends of

US$0.045 per ordinary share of the Company (equivalent to US$0.135 per ADS). On July 24, 2018, February 19, 2019 and July 24, 2019, we further announced an amendment to our quarterly dividend policy targeting to distribute quarterly cash dividends of US$0.04835 per ordinary share of the Company (equivalent to US$0.14505 per ADS), US$0.0517 per ordinary share of the Company (equivalent to US$0.1551 per ADS) and US$0.05504 per ordinary share of the Company (equivalent to US$0.16512 per ADS), respectively, subject to our ability to pay dividends from our accumulated and future earnings, cash availability and future commitments. On October 30, 2019 and February 20, 2020, we also declared the distribution of a quarterly cash dividends of US$0.05504 per ordinary share of the Company (equivalent to US$0.16512 per ADS). We cannot assure you that we will make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Law, as amended, of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, Studio City Notes, 2021 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes and 2021 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance (under the 2019 Studio City Notes) and Studio City Investments (under the 2016 Studio City Notes and 2021 Studio City Senior Secured Credit Facility) and their respective subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company. For a discussion of significant differences between the provisions of the Companies Law (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”
You may have difficulty enforcing judgments obtained against us.
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, the Philippines, Cyprus and Japan. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, the Philippines, Cyprus or Japan would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau, Hong Kong, the Philippine, Cyprus or Japan courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, the Philippines, Cyprus or Japan against us or such persons predicated upon the securities laws of the United States or any state.
We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A
non-U.S.
corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Our Company was incorporated in December 2004 as an exempted company with limited liability under the Companies Law (as amended) of the Cayman Islands. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concession or subconcession, to operate casinos in Macau. For more information on our corporate structure, see “— C. Organizational Structure.”
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
On December 19, 2012, we completed the acquisition of a majority interest in the issued share capital of MRP, a company then listed on The Philippine Stock Exchange, Inc. (the “Philippine Stock Exchange”). Following the completion of our acquisition of MRP, we transferred our 100% equity interest in Melco Resorts Leisure to MRP in March 2013. Melco Resorts Leisure has been granted the exclusive right to manage, operate and control our Philippines integrated casino resort project, City of Dreams Manila.
In May 2016, we repurchased 155 million ordinary shares from Crown Asia Investments Pty, Ltd.. Following completion of the repurchase with cancelation of such shares and certain changes in the composition of our board of directors, Melco International became our single largest shareholder and we were thereafter treated as a subsidiary of Melco International.
In February 2017, the privately-negotiated sale by Crown Asia Investments Pty, Ltd. to Melco Leisure, through which Melco Leisure purchased 198,000,000 of our ordinary shares from Crown Asia Investments Pty, Ltd., closed and Melco International became our sole majority shareholder.
In March 2017, our name change from Melco Crown Entertainment Limited to Melco Resorts & Entertainment Limited became effective.
In April 2017, our Nasdaq ticker symbol changed from “MPEL” to “MLCO.”
In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$1.2 billion, and such repurchased shares were subsequently canceled by us.
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
In December 2018, we completed the voluntary tender offer to acquire a total of 1,338,477,668 common shares of MRP from other minority shareholders of MRP and, together with an additional 107,475,300 shares acquired on or after December 6, 2018, increased our equity interest in MRP from approximately 72.8% immediately prior to the announcement of the tender offer to approximately 97.9%. MRP was involuntarily delisted from the Philippine Stock Exchange in June 2019 as its public ownership has fallen below the minimum requirement of the Philippine Stock Exchange for more than six months.
In June 2019, we acquired an approximately 9.99% ownership interest in Crown Resorts.
On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus, whose subsidiaries are operating a temporary casino in Limassol and four satellite casinos in Nicosia, Larnaca, Ayia Napa and Paphos, as well as developing City of Dreams Mediterranean. For more information on the Cyprus Acquisition, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions.”
For a description of our principal capital expenditures for the years ended December 31, 2019, 2018 and 2017, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
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
B. BUSINESS OVERVIEW
Overview
We are a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. We currently have three major casino-based operations in Macau, namely, City of Dreams, Altira Macau and Studio City, and non-casino
 based operations in Macau at our Mocha Clubs. In June 2018, we opened Morpheus, the third phase of City of Dreams in Cotai, Macau. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus houses approximately 770 rooms, suites and villas. In Macau, we are also developing the remaining project for the land of Studio City. We also have a casino-based operation in the Philippines, City of Dreams Manila. In 2019, we expanded our footprint outside of Asia and into Europe following our acquisition of a 75% equity interest in ICR Cyprus, which owns the City of Dreams Mediterranean development and operates other casinos in Cyprus.
Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate five Forbes Travel Guide Five-Star hotels in Asia — Altira Macau, Studio City’s Star Tower, Morpheus and Nüwa in both Macau and Manila — and received 19 Forbes Travel Guide Five-Star and three Forbes Travel Guide Four-Star recognitions across our properties in 2020. We seek to attract patrons throughout Asia, Europe and, in particular, from Greater China.
In the Philippines, Melco Resorts Leisure, a subsidiary of MRP, currently operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila.

In Cyprus, Integrated Casino Resorts, a wholly-owned subsidiary of ICR Cyprus, currently operates and manages our Cyprus casinos.
We received the “Integrated Resort of the Year” award at the International Gaming Awards in 2020, and we also received the “Gaming Operator of the Year, Australia & Asia” award and the “Socially Responsible Operator of the Year” award in 2018 and 2019, respectively. In 2020, we were named “2019 Best First Time Performer” by the global environmental disclosure organization CDP and received an
A-
score from CDP, attaining one of the highest ratings among companies in the Greater China region that publishes environmental disclosure. In 2019, we also garnered the “Best Environmental Responsibility” award for seven consecutive years at the Asian Excellence Awards by Corporate Governance Asia magazine and the “Best Corporate Social Responsibility Contribution” award at Global Gaming Expo (G2E) Asia Awards.
We generated a significant majority of the total revenues for each of the years ended December 31, 2019, 2018 and 2017 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”
Our Major Existing Operations
City of Dreams
City of Dreams is an integrated casino resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end
 customers and rolling chip players from regional markets across Asia. In 2019, City of Dreams had an average of approximately 516 gaming tables and approximately 822 gaming machines. In January 2019, the Macau government authorized Melco to operate 40 additional gaming tables at City of Dreams.
The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 770 rooms, suites and villas. Nüwa and The Countdown each offers approximately 300 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming
 offerings. The opening of Morpheus in June 2018 provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water created by Franco Dragone.
Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored as “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and received “Casino VIP Room” and “Casino Interior Design” awards in 2011. It also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Nüwa (then branded as Crown Towers) was the first hotel brand in Macau to receive the Forbes Travel Guide Five-Star recognition for its hotel, spa and every restaurant in January 2014. It was recognized as a Forbes Travel Guide Five-Star hotel for the eighth consecutive year in 2020, and its spa and the Cantonese culinary masterpiece, Jade Dragon, were awarded Forbes Travel Guide Five-Star recognition as well. Nüwa and Nüwa Spa were also named one of the “2018 World’s Most Luxurious Hotels” and “2018 World’s Most Luxurious Spas” by Forbes Travel Guide, respectively. In addition, the ultimate French culinary experience provided by Alain Ducasse at Morpheus received its first Forbes Travel Guide Five-Star recognition in 2020 and attained two Michelin stars in the Michelin Guide Hong Kong Macau 2020 for the second year running. The renowned Cantonese culinary masterpiece Jade Dragon maintained its three-star Michelin rating for the second consecutive year in the Michelin Guide Hong Kong Macau 2020, and was also included in the 2019 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the third consecutive year. Moreover, Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition in 2020. Yi at Morpheus has also been included in the list of The Top 20 Best Restaurants in Hong Kong and Macau 2019 by Hong Kong Tatler, and was recommended by Michelin Guide Hong Kong Macau 2020 together with the contemporary French cuisine Voyages at Morpheus. Morpheus has earned numerous global acclaims since its grand opening in June 2018. In 2020, Morpheus was honored as the world’s first and only establishment to attain Forbes Travel Guide Five-Star recognition across its entire hotel, spa and dining facilities, approximately a year after its grand opening. The Morpheus Spa also won the Forbes Spa of the Year Award, attaining the highest score among the world’s most outstanding spa establishments. Morpheus was the first in Macau to win an architecture and design accolade at Prix Versailles 2019 for Central and Northeast Asia in the Hotels category, and was the winner of the Design Den category in the Big Sleep Awards 2019 by National Geographic Traveller (UK) magazine. It has been named “Building of the Year Award” by ArchDaily, the world’s most visited architecture website, and was honored “Best Hotel Architecture” and “Best New Hotel Construction & Design in Macau” at Asia Pacific Property Awards in 2019. In 2018, Morpheus was hailed as one of the “World’s Greatest Places” in 2018 by TIME magazine, as the only Macau entry on the list. It has also won the Most Valuable Brand Gold Award in the 2018 Business Awards of Macau and ArchDaily’s 2019 Building of the Year Award in the Hospitality Architecture Category.
The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day
 stay market and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was honored by the Global Gaming Expo (G2E) Asia Awards 2019 for Best Integrated Resorts
Non-Gaming
Attraction. In addition, it received the 2019 Certificate of Excellence and the 2019 Hall of Fame from Trip Advisor for its consistent achievement of high ratings from travelers, and was awarded the Excellence Award as the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the prestigious “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report.
Altira Macau
Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters.
In 2019, Altira Macau had an average of approximately 103 gaming tables and 178 gaming machines operated as a Mocha Club at Altira Macau. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.
We consider Altira hotel, located within the
 38-story
 Altira Macau, to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas, as of December 31, 2019. A number of restaurants and dining facilities are available at Altira Macau, including a leading Mediterranean cuisine restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming
amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge.
Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 11 consecutive years in 2020. It was also named one of the “World’s Most Luxurious Hotels” by Forbes Travel Guide. Altira Spa was selected as the Regional Winner in the “Luxury Urban Escape” category at the 2019 World Luxury Spa Awards. It was also honored as the Regional Winner in the “Luxury Fitness Spa” category and Country Winner in the “Luxury Wellness Spa” category at the 2018 World Luxury Spa Awards, and was honored as the Global Winner in the “Best Luxury Fitness Spa” category in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.
Altira Macau houses several award-winning restaurants. Its Mediterranean cuisine restaurant Aurora has earned Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2020, while its Japanese tempura specialist Tenmasa has also received Forbes Travel Guide Five-Star recognition for the sixth consecutive year in 2020 and was recommended by Michelin Guide Hong Kong Macau 2020. Its Cantonese restaurant, Ying, celebrated its first Forbes Travel Guide Five-Star recognition in 2020 and was awarded a Michelin star in the Michelin Guide Hong Kong Macau 2020 for the fourth consecutive year. In addition, Aurora, Tenmasa and Ying were winners of the “Best of Award Excellence of Wine Spectator” in 2015.
In recognition of their outstanding service and service management, Ying and Tenmasa also respectively received the Service Star Award in the “Deluxe Restaurant” and “First Class Restaurant” categories in the “Quality Tourism Services Accreditation Scheme 2017” organized by the Macau Government Tourism Office.
Studio City
Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. In 2019, Studio City had an average of approximately 293 gaming tables and 947 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with up to 45 VIP tables authorized for VIP rolling chip operations as of December 31, 2019. Such VIP rolling chip operations are operated by us, through Melco Resorts Macau. In January 2019, Melco Resorts Macau informed Studio City Entertainment Limited that it will cease VIP gaming operations at the Studio City Casino in January 2020. In January 2020, Studio City announced that Melco Resorts Macau would continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8
and Asia’s highest Ferris wheel, a
4-D
Batman flight simulator, an exclusive night club and a
5,000-seat
multi-purpose live performance arena, as well as approximately 1,600 luxury hotel rooms, various food and beverage outlets and approximately 30,000 square meters of themed and innovative retail space.
In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel Awards
 2017-18.
 In addition, Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The Studio City property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and

honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Moreover, Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for three consecutive years in 2020, while Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the second time in 2020 and was named “World’s Most Luxurious Spa” by the Guide in 2018. Studio City’s signature Cantonese restaurant,
 Pearl Dragon
, received its second Forbes Travel Guide Five-Star recognition in 2020 and one-Michelin-starred
 establishment rank for the fourth consecutive year in the Michelin Guide Hong Kong Macau 2020, while Bi Ying has been once again been recommended in the guidebook.
Studio City is located in Cotai, Macau. In addition to its diverse range of gaming and non-gaming
offerings, Studio City’s location in the fast growing Cotai region of Macau, directly adjacent to the Lotus Bridge immigration checkpoint and a light rail station, is a major competitive advantage, particularly as it relates to the mass market segment.
We are currently developing the remaining land for Studio City. Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —
All our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —
We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.”
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
Mocha Clubs
Mocha Clubs comprise the largest
 non-casino
 based operations of electronic gaming machines in Macau. In 2019, Mocha Clubs had eight clubs with an average of approximately 1,478 gaming machines in operation (including approximately 178 gaming machines at Altira Macau). According to the DICJ, there was a total of 17,009 slot machines in the Macau market as of December 31, 2019. Mocha Clubs focus on general mass market players, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased
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
The property’s total gross floor area is approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 2,300 slot machines, 1,200 electronic gaming tables and 380 gaming tables. In 2019, City of Dreams Manila had an average of approximately 2,265 gaming machines and 311 gaming tables.
City of Dreams Manila has three hotels comprising Nüwa Manila, Nobu Manila and Hyatt Regency, City of Dreams Manila, with approximately 950 rooms in aggregate. City of Dreams Manila also has exciting entertainment venues: DreamPlay, a DreamWorks animation inspired interactive play space, which officially opened in June 2015; CenterPlay, a live performance central lounge within the casino; The Garage, featuring a VR Zone with top-of-class
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
City of Dreams Manila is the first integrated resort in the country to harness solar energy. City of Dreams Manila has also been recognized for its efforts to tackle climate change and its employee development. The resort was recognized in the 2019 Sustainable Business Awards (SBA) Philippines presented to Melco. Internationally, three of our colleagues received awards in 2017 and 2019 at the BMW Hotelier Awards which was recently rebranded as the Stelliers Awards. The resort’s talented young chefs also received the silver award at the 2019 FHC China International Young Chefs Challenge.
The integrated resort has been conferred with various distinctions for exemplary performance by the Parañaque City government and in the civic and business circles for its contributions to business, creation of jobs and promotion of Philippine’s tourism. For its philanthropy, the Philippine Red Cross has presented City of Dreams with a Platinum Award for its colleagues’ continuing blood donations. Globally, the resort was cited in 2017 as one of the “23 Fanciest Casinos in the World” in townandcountry.com and in 2015 as “Casino/Integrated Resort of the Year” at the 8th International Gaming Awards.
Creating exceptional experiences for guests with its warm hospitality, impressive dining options and luxurious spaces, City of Dreams Manila’s three luxury hotel brands have garnered Forbes Travel Guide awards. Nüwa Manila has been consistently awarded with Forbes Travel Guide Five-Star recognition for three years running since 2018 and was also named as one of the World’s Most Luxurious Hotels. Nobu Manila and Hyatt Regency, City of Dreams Manila has been recognized with Forbes Travel Guide Four-Star ratings, while Nüwa Spa’s rating was upgraded to Forbes Travel Guide Five-Star this year — setting a milestone as the first and only spa in the country with this accolade.
TripAdvisor likewise listed the three hotels, namely Nüwa Manila, Nobu Manila and Hyatt Regency, City of Dreams Manila, last year and in 2016 in the “Top 25 Luxury Hotels in the Philippines Travelers Choice Awards.” Nüwa Manila was also awarded the 2016 International Hotel and Property Award for “Best Lobby/Public Area/Lounge” in the Global category, and “Best Hotel Design in Asia Pacific” in the over-200 Rooms category, by Design et al, an international design magazine in Italy.
With more than 20 dining outlets located on property, signature restaurants and other dining outlets have maintained the prestige of being recognized in prominent luxury magazines’ best restaurants list. Crystal

Dragon restaurant was awarded for the fourth time as one of the Top 20 restaurants among approximately 200 listed in the Philippine Tatler’s Best Restaurants Guide 2020. Nobu Manila and Red Ginger are consistently on the coveted list, as well as Hide Yamamoto and Ruby Jack’s Steakhouse and Bar. Town and Country Philippines, in its annual Fabulous Dine Around Best Restaurants for food connoisseurs and influencers in 2017 and 2018, recognized Nobu Manila and Crystal Dragon in its roster of select restaurants that it considered the best to offer an exclusive dining experience. Nobu Manila was also commended in 2017 as “One of the 7 Premier Restaurants Putting Manila in the World’s Gastronomic Map” in the online edition of Conde Nast Traveler.
Melco Resorts Leisure operates the casino business of City of Dreams Manila in accordance with the terms of the Philippine License and the operating agreement between Melco Resorts Leisure and the Philippine Parties dated March 13, 2013. Under the operating agreement, PremiumLeisure and Amusement, Inc. (a member of the Philippine Parties) has the right to receive monthly payments from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila, and Melco Resorts Leisure has the right to retain all revenues from non-gaming
 operations of City of Dreams Manila.
Having met the minimum investment levels and other requirements under our Provisional License, the Philippine License dated April 29, 2015 was issued by PAGCOR to the Philippine Licensees. The Philippine License has the same terms and conditions as the Provisional License and is valid until July 11, 2033.
For a breakdown of total revenues by category of activity and geographic market for each of the last three financial years, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results.”
Cyprus Operations
We currently operate and manage a temporary casino in Limassol and four satellite casinos in Nicosia, Larnaca, Ayia Napa and Paphos in Cyprus. The temporary casino, with a gaming area of approximately 4,600 square meters (equivalent to approximately 49,500 square feet), was the first licensed casino in Cyprus when it opened in June 2018. We are also developing City of Dreams Mediterranean, an integrated resort project in Cyprus which, upon opening, is expected to be the largest and premier integrated resort in Europe. We expect to (and are required to, pursuant to the terms of the Cyprus License) cease operations of the temporary casino when the City of Dreams Mediterranean project is launched while the four satellite casinos are expected to continue to operate. Our operations in Cyprus represent our first entry into an entertainment and gaming market in Europe. Under the terms of the Cyprus License, we have been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant on June 26, 2017 and with the right for exclusivity in Cyprus for the first 15 years of the term. In 2019, our facilities in Cyprus had an average of approximately 388 gaming machines and 38 gaming tables.
We acquired a 75% equity interest in ICR Cyprus from Melco International, our parent company, in July 2019. The remaining 25% equity interest in ICR Cyprus is owned by The Cyprus Phassouri (Zakaki) Limited. On July 31, 2019, we entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we will, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR2 million per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus which will provide the right to a preferential dividend, among other terms.
Our Development Projects
We are developing the remaining project of Studio City, which is currently expected to consist of two hotel towers with a total of approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming
attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2019, we had incurred approximately US$80.7 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.35 billion to US$1.40 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Prior to the
Covid-19
outbreak, we estimated a construction period of approximately 32 months for the remaining project. With the disruptions from the
Covid-19
outbreak, the construction period may be delayed and extend beyond the estimated approximately 32 months. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land.”
In Cyprus, we are also developing the City of Dreams Mediterranean project. Under our current plan, the project is expected to consist of a five-star hotel tower with approximately 500 rooms and a gaming area of approximately 7,500 square meters (equivalent to approximately 80,700 square feet) with approximately 100 gaming tables and 1,000 slot machines. Other non-gaming
attractions and facilities expected to be part of the project include a
1,500-seat
outdoor Amphitheatre, MICE space of approximately 9,600 square meters (equivalent to approximately 103,300 square feet) and retail and food and beverage outlets. As of December 31, 2019, we have incurred approximately US$121 million of aggregate costs (including the land cost) relating to the development of City of Dreams Mediterranean, primarily related to the initial design and construction cost. Based on our current plan for the development of City of Dreams Mediterranean integrated resorts project, we currently expect a project budget of approximately US$550 million to US$600 million (inclusive of the land cost but exclusive of any pre-opening costs and financing costs). We are required under the Cyprus License to open the integrated casino resort by December 31, 2021. The development of City of Dreams Mediterranean may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavours, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$491 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$491 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$309 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. Our plan for the City of Dreams Mediterranean project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. The completion of the City of Dreams Mediterranean project is also subject to a number of contingencies, including any disruptions resulting from the Covid-19 outbreak. For example, construction work at our City of Dreams Mediterranean project has been suspended from March 24, 2020 to April 13, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential business activities due to the Covid-19 outbreak and the restriction dates are subject to further review and change by the Cyprus government. Prior to the Covid-19 outbreak, we estimated that City of Dreams Mediterranean would open at the end of 2021. With the disruptions from the Covid-19 outbreak, including the suspension of construction work which commenced from March 24, 2020, the scheduled opening date of City of Dreams Mediterranean may be delayed and extended beyond the original estimated date. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations” and “We are developing the City of Dreams Mediterranean project in Cyprus and we are required under the Cyprus License to open the integrated casino resort by December 31, 2021. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.”
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
Our Land and Premises
We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts. See “— Regulations — Macau Regulations — Land Regulations.” Through MRP, we also operate our gaming business in the Philippines through the Philippine License issued by PAGCOR on a property which Melco Resorts Leisure leases from Belle Corporation under the Lease Agreement.
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
Studio City
Studio City is located in Cotai, Macau and has a land area of 130,789 square meters (equivalent to approximately 1.4 million square feet) held under a
 25-year
 land lease agreement with the Macau government that is renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. In October 2001, the Macau government granted the land on which Studio City is located to Studio City Developments Limited, which is a company incorporated in Macau with limited liability and which is also an indirect subsidiary of SCI. The Studio City land concession contract was amended in July 2012 and September 2015 to permit Studio City Developments Limited to build a complex comprising a four-star hotel, a facility for cinematographic industry, including supporting facilities for entertainment and tourism, parking and free area.
The gross construction area of the Studio City site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). The gross construction area completed in the first phase was approximately 477,110 square meters (equivalent to approximately 5.1 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175 million) was paid in full in January 2015. In November 2019, the development period under the Studio City land concession was extended to May 31, 2022. Government land use fees of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable during the development stage. The annual government land use fees payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.
As part of the security provided in relation to the 2016 Studio City Notes and the 2021 Studio City Senior Secured Credit Facility, we assigned certain leases and right to use agreements and granted a mortgage over our rights under the Studio City land concession.
City of Dreams Manila
The City of Dreams Manila site is located on reclaimed land (“Project Reclaimed Land”). The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority. This acquisition occurred in 1995 as part of the R 1 Consortium’s compensation for the construction of the Philippine Public Estates Authority’s Manila-Cavite Coastal Road project. R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities in 1995. These two entities later merged with Belle Bay City Corporation, which is 34.9% owned by Belle Corporation, being one of the Philippine Parties, with Belle Bay City Corporation becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay City Corporation was dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay City Corporation’s plan of dissolution. Belle Corporation has exercised possession and other rights over the Project Reclaimed Land since this allocation. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. In 2010, Belle Corporation and the Philippine Social Security System entered into a lease agreement for that land portion.
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
Cyprus Casinos
We currently have the following casinos in operation with the total floor area of approximately 88,000 square feet at various locations in Cyprus:

Cyprus Casinos	Opening Month	Location	Total Floor Area
			(In square feet)
Limassol (temporary casino)	June 2018	271 Franklin Roosevelt Ave. 3046 Limassol, Cyprus	67,270
Nicosia	December 2018	Neas Engomis Street No.35, Engomi, 2409 Nicosia, Cyprus.	10,600
Larnaca (Airport)	December 2018	Larnaca International Airport 6650 Larnaca, Cyprus	1,690
Ayia Napa	July 2019	Archiepiscopou Makariou III, 34 Ayia Napa, Cyprus	3,970
Paphos	February 2020	9 Theas Aphroditis 8204 Paphos, Cyprus	4,470

Total			88,000

Premises are being operated under leases that expire at various dates. The lease of our temporary casino in Limassol is expiring in November 2020 and can be automatically renewed for two one-year
terms unless we elect for a shorter term as provided under the lease agreement. Apart from the lease of our Larnaca satellite casino, which is expiring in 2020 and is renewable upon reaching agreement with the owner, we have leases for our other three satellite casinos up to 2023 to 2024, which are renewable for two five-year terms unless we elect not to renew those leases.
City of Dreams Mediterranean
The site of City of Dreams Mediterranean, which is currently under development, is located at Zakaki, in western Limassol, Cyprus (“Cyprus Project Land”). Prior to our acquisition of Melco International’s 75% equity interest in ICR Cyprus on July 31, 2019, The Cyprus Phassouri (Zakaki) Limited, the current owner of a 25% equity interest in ICR Cyprus, acquired such 25% equity interest in ICR Cyprus by contributing its freehold interest over the Cyprus Project Land and as a result, a subsidiary of ICR Cyprus became owner of the freehold interest over the Cyprus Project Land. The Cyprus Project land has a total site area of 367,000 square meters (equivalent to approximately 3.95 million square feet) and a total gross floor area of 86,000 square meters (equivalent to approximately 925,700 square feet).
Other Premises
Grand Dragon Casino (formerly known as Taipa Square Casino) premises, including the fit-out
and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel (formerly, the Hotel Taipa Square) in Macau and occupy a floor area of approximately 1,700 square meters (equivalent to approximately 18,300 square feet). We operate Grand Dragon Casino under a right-to-use
 agreement. We also own a ski resort in Nagano, Japan. The ski resort has a site area of approximately 2.0 million square meters (equivalent to approximately 21.5 square feet).
Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong, Cyprus and Japan. We lease all of our office and storage premises.
Advertising and Marketing
We seek to attract customers to our properties and to grow our customer base over time by undertaking several types of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize our projects and operations. We have built a public relations and advertising team that cultivates media relationships, promotes our brands and explores media opportunities in various markets. Advertising uses a variety of media platforms that include digital, print, television, online, outdoor, on property (as permitted by Macau, PRC and other regional laws), collateral and direct mail pieces. A sales team has been established that directly liaises with current and potential customers within target Asian and other countries in order to grow and retain high-end
 customers. In order to be competitive in the Macau gaming environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of commission and other incentive-based programs. In Macau, the Philippines and Cyprus, we employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized in accordance with their expected revenue contributions. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the gaming behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising, sales and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.
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
Our Cyprus casinos offer a wide selection of food and beverage options at the premises.
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
In both Macau and Manila, we engage gaming promoters to promote our VIP gaming rooms primarily due to the gaming promoters’ knowledge of and experience within the regional gaming market, in particular with sourcing and attracting rolling chip patrons and arranging for their transportation and accommodation, and gaming promoters’ extensive rolling chip patron network. Under standard arrangements utilized in Macau and Manila, we provide gaming promoters with exclusive or casual access to one or more of our VIP gaming rooms and support from our staff while gaming promoters source rolling chip patrons for our casinos or gaming areas to generate an expected minimum amount of rolling chip volume per month. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities and are officially licensed by the DICJ. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. We believe we have strong relationships with some of the top gaming promoters in Macau and have a solid network of gaming promoters who help us market our properties and source and assist in managing rolling chip patrons at our properties. For City of Dreams Manila, we leverage our extensive sales reach within Asia to the extent permissible by applicable laws, particularly to the sizable international customer base largely developed through our Macau operations and our strong relationships with gaming promoters in Macau and the rest of Asia. Melco Resorts Leisure works with Melco Resorts Macau to develop cross promotional marketing campaigns that position the Philippines as an additional gaming and tourist destination to guests at our properties and our gaming promoter networks. We expect to continue to evaluate and selectively add or remove gaming promoters going forward. In Cyprus, where there is currently one licensed gaming promoter approved in 2020, other gaming promoters have also submitted licensing applications to the CGC which remain subject to CGC’s approval.
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
We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a customary practice in both Macau and Manila gaming markets, we grant credit to our gaming promoters and certain of our premium direct players. The gaming promoters bear the responsibility for issuing to and, subsequently collecting credit, from their players. In Cyprus, a new gaming market, we also grant credit to a small number of selected premium direct players.
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
Market and Competition
We believe that the gaming markets in Macau and the Philippines are and will continue to be intensely competitive. Our competitors in Macau and elsewhere in Asia include all the current concession and subconcession holders, other PAGCOR license holders and many of the largest gaming, hospitality, leisure and property development companies in the world. Some of these current and future competitors are larger than us and have significantly longer track records in the operation of major hotel casino resort properties. Compared to Macau and the Philippines, the competitive environment in Cyprus is more favorable with our exclusive license to operate casinos in the Republic of Cyprus until 2032, but we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.
Macau Gaming Market
In 2019, 2018 and 2017, Macau generated approximately US$36.5 billion, US$37.7 billion and US$33.1 billion of gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.
Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 1.8% in 2016. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-over-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-over-year basis according to the DICJ. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy.
The mass market table games segment accounted for 48.6% of market-wide gross gaming revenues in 2019, compared to 40.2% of market-wide gross gaming revenues in 2018 and 38.3% in 2017, according to the DICJ. With our large exposure to the mass market table games segment in the fast growing Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market.
While industry trends in Macau improved between the third quarter of 2016 to the last quarter of 2018, according to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues from 2014 to

2016 and the gross gaming revenues in Macau also declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users. More recently, the Macau gaming market has been significantly impacted by the Covid-19 outbreak. According to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019.
We believe the long-term growth in gaming and
 non-gaming
 revenues in Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming
 facilities in Macau, which is predominantly focused on the Cotai region. Visitation to Macau totaled more than 39.4 million in 2019, increasing by 10.1% compared to 2018. While visitors from China represented 70.9%, increasing by 10.5% compared to 2018, visitors from Hong Kong and Taiwan represented 18.7% and 2.7%, of all visitors to Macau in 2019, respectively.
Gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, in which family members of Mr. Lawrence Ho, our chairman and chief executive officer, have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by
MGM-Mirage
and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy granted a subconcession to VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation. Melco Resorts Macau obtained its subconcession under the concession of Wynn Macau.
SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is currently developing its project in Cotai which is expected to open in the second half of 2020.
Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.
Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing Phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and operational in 2021, while Phase 4 is expected to be completed and operational in 2022.
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

Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2019 was 6,739. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.
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
Cyprus Gaming Market
We currently operate one temporary casino and four satellite casinos in Cyprus. The temporary casino opened in Limassol in June 2018 as the first licensed casino in Cyprus. We opened two satellite casinos in Nicosia and Larnaca in December 2018 and one satellite casino in Ayia Napa in July 2019 and the fourth satellite casino in Paphos in February 2020. We expect to (and are required to, pursuant to the terms of the Cyprus License) cease operations of the temporary casino when City of Dreams Mediterranean is launched and to continue operation of the four satellite casinos after the launch of City of Dreams Mediterranean. Although we have an exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.
Other Regional Markets
We may also face competition from casinos and gaming resorts located in other Asian or European destinations together with cruise ships. Casinos and integrated gaming resorts are becoming increasingly popular in Asia, giving rise to more opportunities for industry participants and increasing regional competition. There are major gaming facilities in Australia located in Melbourne, Perth, Sydney and the Gold Coast. Genting Highlands is a popular international gaming resort in Malaysia, approximately a one-hour
 drive from Kuala Lumpur. South Korea has allowed gaming for some time but these offerings are available primarily to foreign visitors. Kangwon Land operates the only casino in the country that is open to accept Korean nationals. There are also casinos in Vietnam and Cambodia, although they are relatively small compared to those in Macau.
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
Seasonality
Macau, our principal market of operation, experiences many peaks and seasonal effects. The “Golden Week” and “Chinese New Year” holidays are in general the key periods where business and visitation increase considerably in Macau. In the Philippines, business considerably slows down during the “Holy Week,” as well as during the “Chinese New Year” and the “Chinese Ghost Month.” In Cyprus, summer is generally the key period where business and visitation experience significant increase, while business considerably slows down during winter. While we may experience fluctuations in revenues and cash flows from month to month, we do not believe that our business is materially impacted by seasonality.
Intellectual Property
We have applied for and/or registered certain trademarks, including “Morpheus”, “Altira”, “Mocha Club”, “City of Dreams”, “Nüwa”, “The Countdown”, “City of Dreams Manila”, “Studio City”, “Melco Resorts Philippines” and “Melco Resorts & Entertainment” in Macau, the Philippines, Cyprus and/or other jurisdictions. We have also applied for or registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used or to be used in connection with the operations of our hotel casino projects in Macau, City of Dreams Manila and Cyprus.
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
•	The Macau government also has the power to supervise concessionaires and subconcessionaires in order to assure financial stability and capability. See “— Gaming Licenses — The Subconcession Contract in Macau.”
•	Any person who fails or refuses to apply for a finding of suitability after being ordered to do so by the Macau government may be found unsuitable. Any shareholder of a concessionaire or subconcessionaire holding shares equal to or in excess of 5% of such concessionaire’s or subconcessionaire’s share capital who is found unsuitable will be required to dispose of such shares by a certain time (the transfer itself being subject to the Macau government’s authorization). If a disposal has not taken place by the time so designated, such shares must be acquired by the concessionaire or subconcessionaire. Melco Resorts Macau will be subject to disciplinary action if, after it receives notice that a person is unsuitable to be a shareholder or to have any other relationship with it, Melco Resorts Macau:
•	pays that person any dividend or interest upon its shares;
•	allows that person to exercise, directly or indirectly, any voting right conferred through shares held by that person;
•	pays remuneration in any form to that person for services rendered or otherwise; or
•	fails to pursue all lawful efforts to require that unsuitable person to relinquish his or her shares.
•	The Macau government also requires prior approval for the creation of a lien over shares or property comprising a casino and gaming equipment and utensils of a concession or subconcession holder. In addition, the creation of restrictions on its shares in respect of any public offering requires the approval of the Macau government to be effective.
•	The Macau government must give its prior approval to changes in control through a merger, consolidation, shares acquisition, or any act or conduct by any person whereby such person obtains control. Entities seeking to acquire control of a concessionaire or subconcessionaire must satisfy the Macau government with regards to a variety of stringent standards prior to assuming control. The Macau government may also require controlling shareholders, officers, directors and other persons having a material relationship or involvement with the entity proposing to acquire control, to be investigated for suitability as part of the approval process of the transaction.
Non-compliance
 with these obligations could lead to the revocation of Melco Resorts Macau’s subconcession and could materially and adversely affect our gaming operations.
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
In addition, concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters and collaborators within their casinos. In addition to the licensing and suitability assessment process performed by the DICJ, all of our gaming promoters undergo a thorough internal vetting procedures. We conduct background checks and also conduct periodic reviews of the activities of each gaming promoter, its employees and its collaborators for possible non-compliance
 with Macau legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable anti-money laundering laws and regulations as well as tax withholding requirements.
Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, effective as of September 11, 2009, a commission cap of 1.25% of net rolling has been in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines, ranging from MOP100,000 (equivalent to approximately US$12,465) up to MOP500,000 (equivalent to approximately US$62,323) on gaming operators that do not comply with the cap and other fines, ranging from MOP50,000 (equivalent to approximately US$6,232) up to MOP250,000 (equivalent to approximately US$31,162) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.
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
Anti-Money Laundering and Terrorism Financing Regulations in Macau
In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law 2/2006 (as amended pursuant to Law 3/2017), the Administrative Regulation 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction 1/2016 in effect from May 13, 2016 (as amended pursuant to DICJ Instruction no. 1/2019), govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos in Macau. Under these laws and regulations, we are required to:
•	implement internal procedures and rules governing the prevention of anti-money laundering and terrorism financing crimes which are subject to prior approval from DICJ;
•	identify and evaluate the money laundering and terrorism financing risk inherent to gaming activities;
•	identify any customer who is in a stable business relationship with Melco Resorts Macau, who is a politically exposed person or any customer or transaction where there is a sign of money laundering or financing of terrorism or which involves significant sums of money in the context of the transaction, even if any sign of money laundering is absent;
•	refuse to deal with any of our customers who fail to provide any information requested by us;
•	keep records on the identification of a customer for a period of five years;
•	establish a regime for electronic transfers;
•	keep individual records of all transactions related to gaming which involve credit securities;
•	keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$997) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,958) in cases of transactions that arose in the context of a continuous business relationship;
•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism;
•	adopt as compliance function and appoint compliance officers; and
•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.
Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction

no.1/2019), we are required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,323) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.
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
Responsible Gaming Regulations
On October 18, 2019, the DICJ issued Instruction no. 4/2019, which came into effect on December 27, 2019, setting out measures for the implementation of responsible gaming principles. Under this instruction, concessionaires and subconcessionaires are required to implement certain measures to promote responsible gambling, including: making information available on the risks of gambling, responsible gambling and odds, both inside and outside the casinos and gaming areas and through electronic means; creation of information and counseling kiosks and a hotline; adequate regulation of lighting inside casinos and gaming areas; self-exclusion and exclusion at third party request procedures, off-duty
gaming related employees entry restriction procedures, physical entry requirements, preventive measures for restricted access by persons under 21 years of age; public exhibition of time; and creation and training of teams and a coordinator responsible for promoting responsible gambling.
Control of Cross-border Transportation of Cash Regulations
On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,958) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$125) and not exceeding MOP500,000 (equivalent to approximately US$62,323)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.”
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
Personal Data Regulations
Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005) and, in the case of Melco Resorts Macau, any instructions issued by DICJ from time to time. The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions.
The legal framework and the instructions issued by DICJ require that certain procedures must be adopted before collecting, processing and/or transferring personal data, including obtaining consent from the data subject and/or notifying or requesting authorization from the GPDP and/or DICJ, as applicable, prior to processing personal data.
Cybersecurity Regulations
Law no. 13/2019, the Cybersecurity Law came into effect on December 21, 2019 and is intended to protect networks, systems and data of public and private operators of critical infra-structures, among which operators of games of fortune and chance or other games in casinos are included.

The cybersecurity system will be composed of a Cybersecurity Commission, a Cybersecurity Alert and Response Incident Centre and cybersecurity supervisory entities.
Among other duties, private infra-structures operators shall be required to appoint a suitable and experienced person to be responsible for handling its cybersecurity and to be permanently reachable by the Cybersecurity Alert and Response Incident Centre, create a cybersecurity department, implement adequate internal cybersecurity procedures, conduct evaluations of its networks’ security and risks, submit annual reports to their supervisory entity and inform the Cybersecurity Alert and Response Incident Centre and the respective supervisory entity of any cybersecurity incidents.
It is expected that additional regulations will be enacted to further determine and detail how the above mentioned obligations are to be fulfilled.
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
Restrictions on Distribution of Profits
All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the boards of directors of the relevant subsidiaries. As of December 31, 2019, the aggregate balance of the reserves of all our Macau subsidiaries amounted to US$31.5 million.
Philippines Regulations
Gaming Regulations
Melco Philippine Parties and Philippine Parties are
 co-licensees
 of the Philippine License dated April 29, 2015 issued by PAGCOR (previously the Provisional License) for the development of an integrated casino, hotel, retail and entertainment complex within the Entertainment City, Manila. As one of the Philippine Licensees, Melco Resorts Leisure has been named as the special purpose entity to operate the casino business and act as the sole and exclusive representative of the Philippine Licensees for the purposes of the Philippine License. The Philippine License is one of the four licenses granted to various parties to develop integrated tourism resorts and establish and operate casinos in Entertainment City.
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
The CRM contains regulations and standards that the Entertainment City licensees, including City of Dreams Manila, should adhere to and observe. It should be read in conjunction with the Philippine License. It contains regulations on areas such as, but not limited to: casino layout, table games and electronic gaming machines, casino management system, surveillance, gaming chips and plaques, procurement of gaming equipment and gaming paraphernalia as well as the accreditation of suppliers thereof; casino operational rules and guidelines; conduct of gaming; casino player incentives; marketing and promotions; chipwashing and junket operations; banned personalities; determination of gross gaming revenues for table games, electronic gaming machines and other fees; and determination, collection and remittance of PAGCOR license fees. The CRM is annually revised to incorporate changes and revisions to the CRM proposed by any of the Entertainment City licensees and approved by PAGCOR. To date, the CRM is now on its fourth (4 th
) version.
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
Previously, City of Dreams Manila was covered by the Philippine AMLA only to a limited extent and was only required to report its foreign exchange transactions/money changer activities. However, with the new amendment to the existing Philippine AMLA, casinos are now included as covered persons subject to reporting and other requirements. Therefore, City of Dreams Manila, both in relation to its foreign exchange transactions/money changer activities, as well as its casino operations, is now required to report (i) transactions in cash or other equivalent monetary instrument involving a total amount in excess of PHP500,000 within one (1) banking day, with respect to its foreign exchange transactions/money changer activities, and (ii) single casino cash transaction involving an amount in excess of PHP5,000,000 or its equivalent in any other currency, with respect to its casino operations. Suspicious transactions, regardless of amount, are also required to be reported in connection with both its foreign exchange transactions/money changer activities and casino operations.
The Anti-Money Laundering Council and PAGCOR have also recently released regulations and guidelines on compliance and we have adjusted our anti-money laundering policies for our Philippine operations to these new rules and regulations.
Environmental Laws
Development projects that are classified by law as Environmentally Critical Projects within statutorily defined Environmentally Critical Areas are required to obtain an Environmental Compliance Certificate (“ECC”) prior to commencement.
The Environmental Management Bureau of the Department of Environment and Natural Resources issued an ECC to Belle Corporation for City of Dreams Manila. Under the terms of its Philippine Economic Zone Authority registration, Melco Resorts Leisure is required, prior to the start of commercial operations of City of Dreams Manila, to either: (a) apply for an ECC with the Environmental Management Bureau of the Department of Environment and Natural Resources and submit an approved copy of the ECC to the Philippine Economic Zone Authority within 15 days from its issuance, or (b) submit the ECC issued to Belle Corporation, as the same may be amended to reflect any changes made to City of Dreams Manila, for the review and approval by the Philippine Economic Zone Authority. Accordingly, Belle Corporation applied for an Amended ECC to reflect the changes made to City of Dreams Manila. The Environmental Management Bureau of the Department of Environment and Natural Resources issued the Amended ECC to Belle Corporation on July 31, 2014.
Cyprus Regulations
Gaming Law and Regulations
The Cyprus Casino Operations and Control Law 2015 and Casino Operations and Control Law (General)
Regulations 2016 provide the main regulatory framework for the establishment, operation, function, supervision and control of casinos operating in Cyprus. The Law established The Cyprus Gaming and Casino Supervision Commission, known as the Cyprus Gaming Commission, in 2015. The Law also provided for a gaming license to be granted to a single operator, which was granted to Integrated Casino Resorts on June 26, 2017, to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. These are the only lawful and regulated casino operations in Cyprus. The Cyprus Gaming Commission also issues binding directions to Integrated Casino Resorts concerning its operations from time to time. Such directions issued by the Cyprus Gaming Commission in the past cover anti-money laundering and combating the financing of terrorism, casino layout, casino surveillance and the gaming equipment technical standards.
Anti-Money Laundering Law and Regulations
The Prevention and Suppression of Money Laundering Activities Laws of 2007 to 2019 (188(I)/2007) (“Cyprus AML Law”) transposed the European Union’s Fourth AML Directive into national law of Cyprus. The principal objectives of the Cyprus AML Law are to prevent the laundering of proceeds of serious criminal offences (“predicate offences”), including terrorist financing and related activities, to detect and prosecute money laundering activities and to provide for the restraint and confiscation of illicit funds. The law makes money laundering or assisting in it a criminal offense and establishes a Unit for Combating Money Laundering (MOKAS).

Casino operators are an obliged entity under the Cyprus AML Law given that gaming activity poses a high risk of money laundering. Integrated Casino Resorts is therefore required to have procedures in place for customer due diligence, recordkeeping and internal reporting and to appoint an appropriate person as money laundering compliance officer. The Cyprus AML Law also contains powers of MOKAS to confiscate the assets of persons who are convicted of a predicate offence and to restrain the assets of such persons and of persons who are reasonably suspected of involvement in money laundering activities. In addition, there are a number of regulations related to anti-corruption, anti-bribery, anti-money laundering and sanctions. The CGC also has supervisory powers for anti-money laundering and combating the financing of terrorism.
The European Union’s Fifth AML Directive is due to be transposed into national law of Cyprus in 2020, building on the existing regulatory regime and reinforcing the European Union’s Fourth AML Directive.
European Union (EU)’s General Data Protection Regulation
The European Union’s (“EU”) General Data Protection Regulation 2016/679 (“GDPR”), which came into force on May 25, 2018, is the EU’s new data protection regulation which aims primarily to give control to individuals over their personal data and imposes strict requirements on organizations’ processing individuals’ personal data. It also addresses the transfer of personal data outside the EU and European Economic Area. Established within the EU, our operations in Cyprus are subject to the GDPR requirements. In order to comply with the GDPR requirements, Integrated Casino Resorts has developed and implemented policies and procedures which regulate the organization’s activities and aim to protect all personal data that is collected, processed and maintained by all business units. Integrated Casino Resorts has appointed a Data Protection Officer in line with the GDPR and adopted a number of physical and technical safeguards in order to ensure the protection of all personal data it maintains.
Environmental Laws
The European Union’s Directive on the Assessment of the Effects of Certain Plans and Programmes on the Environment provides for a high level of protection of the environment with a view to contributing to the integration of environmental considerations for the preparation and adoption of plans and programmes promoting sustainable development. This aims to ensure that an Environmental Impact Assessment is carried out of certain plans and programmes which are likely to have significant effects on the environment., including those in the tourism sector. The Directive was transposed into Cyprus law in 2005 by the Environmental Impact Assessment from Certain Plans and/or Programmes Law 102(I)/2005, which is enforced by the Cyprus Department of Environment. To comply with the requirements of the environmental law, an Environmental Impact Assessment was carried out for our development of the City of Dreams Mediterranean project and a further Environmental Impact Assessment has also been carried out to further study the impacts to nearby environment.
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
Gaming Licenses
The Concession Regime in Macau
The Macau government conducted an international tender process for gaming concessions in Macau in 2001, and granted three gaming concessions to SJM, Galaxy and Wynn Macau, respectively. Upon authorization by the Macau government, each of SJM, Galaxy and Wynn Macau subsequently entered into subconcession contracts with their respective subconcessionaires to operate casino games and other games of chance in Macau. No further granting of subconcessions is permitted unless specifically authorized by the Macau government.
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
All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:
•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;
•	MOP300,000 (equivalent to approximately US$37,394) per annum per VIP gaming table;
•	MOP150,000 (equivalent to approximately US$18,697) per annum per mass market gaming table; and
•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming.
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
Development of Gaming Projects/Financial Obligations.
 The Subconcession Contract requires us to make a minimum investment in Macau of MOP4.0 billion (equivalent to approximately US$498.6 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that as of the date of the confirmation, we had invested over MOP4.0 billion (equivalent to approximately US$498.6 million) in our projects in Macau.
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
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Melco Resorts Macau’s Subconcession Contract expires in 2022 and if we were unable to secure an extension of its subconcession, or a new concession or subconcession, in 2022, or if the Macau government were to exercise its redemption right, we would be unable to operate casino gaming in Macau.”

PAGCOR Licenses in the Philippines
The Philippine License issued by PAGCOR authorizes the Philippine Licensees, through Melco Resorts Leisure, to establish and operate a casino in the Philippines for both local and foreign patrons who are at least twenty-one
years of age.
In general, the Philippine License imposes certain obligations such as, but not limited to, the following:
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
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in the Philippines — MRP’s gaming operations are dependent on the Philippine License issued by PAGCOR.”
Gaming License in Cyprus
Under the Cyprus License, Integrated Casino Resorts is granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License imposes certain requirements on Integrated Casino Resorts and their service providers.
The Cyprus License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Cyprus License include, among others:
•	payment of an annual license fee of EUR2.5 million (equivalent to approximately US$2.8 million) per year for the first four-year period commencing from the date of grant of the Cyprus License on June 26, 2017 and an annual license fee of EUR5.0 million (equivalent to approximately US$5.6 million) per year for the second four-year period as annual license fees for the operation of the temporary casino and City of Dreams Mediterranean to the government of Cyprus. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR5.0 million (equivalent to approximately US$5.6 million) and subject to a maximum percentage increase.
•	payment of annual license fee of EUR1.0 million (equivalent to approximately US$1.1 million) per year for the satellite casino in Nicosia since its commencement of operations in 2018 and annual license fee of EUR0.5 million (equivalent to approximately US$0.6 million) per year for each of the satellite casinos in Larnaca, Ayia Napa and Paphos since their operations commenced in 2018, 2019 and 2020, respectively.
•	payment of a monthly casino tax of an amount equal to 15% of the gross gaming revenue, such percentage not to be increased during the initial 15-year exclusivity period under the Cyprus License.
In addition, we are also required under the Cyprus License to complete the City of Dreams Mediterranean project and commence operations by December 31, 2021. If we are unable to do so, and if we are unable to commence operations by December 31, 2021 with no extension granted by the government of Cyprus and the government of Cyprus exercises its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our operations in Cyprus as planned. See
“
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the City of Dreams Mediterranean project in Cyprus and we are required under the Cyprus License to open the integrated casino resort by December 31, 2021. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.”
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Cyprus’s gaming operations are dependent on the Cyprus License issued by CGC.”
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
Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Melco Resorts Macau applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) from 2017 through 2021. In addition, the Macau government granted one of our subsidiaries in Macau the complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to complementary tax. We remain subject to Macau complementary tax on our non-gaming
 profits.
For the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.3 million) is payable by Melco Resorts Macau, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributions by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. However, we cannot assure you that the same arrangement will be applied beyond 2021 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.
Melco Resorts Macau is subject to Macau gaming tax based on gross gaming revenue in Macau. These gaming taxes are an assessment on Melco Resorts Macau’s gaming revenue and are recorded as casino expense.
The Macau government granted to Altira Resorts (formerly, Altira Hotel), in 2007, and COD Resorts, in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, The Countdown, Nüwa and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or is operated by them. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau complementary tax. The transfer of the declaration of utility purpose to COD Resorts and Altira Resorts was requested on November 8, 2017 and was duly approved by the Macau government.

In September 2017, the Macau government granted Studio City Hotels the declaration of touristic utility purpose pursuant to which Studio City Hotels is entitled to a property tax holiday for a period of twelve years on the immovable property to which the touristic utility was granted, owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. Although the Studio City property is owned by Studio City Developments Limited, we believe Studio City Hotels is entitled to such property tax holiday; however, there is no assurance that the Macau government will extend such benefit to Studio City Hotels.
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
Our subsidiaries incorporated in the Philippines are subject to Philippine corporate income tax of 30% on profits and other local taxes. Some of the subsidiaries are liable for VAT on certain transactions. On gaming related transactions, Melco Resorts Leisure enjoys exemption from national, local, direct and indirect (i.e. VAT) taxes pursuant to the PAGCOR charter and is subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes. The franchise tax and license fees are an assessment on Melco Resorts Leisure’s gaming revenue and are recorded as casino expense in the consolidated statements of operations. Further, Melco Resorts Leisure, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and VAT zero-rating
 on its local purchases of certain capital equipment used in registered activities.
Our subsidiaries incorporated in Cyprus are subject to Cyprus corporate income tax of 12.5% on income earned in or derived from Cyprus and abroad. Our gaming revenues in Cyprus are exempt from VAT while our subsidiaries are liable for VAT on certain non-gaming
transactions. Pursuant to the Cyprus License, a casino tax of 15% is imposed on gross gaming revenues in Cyprus. These casino taxes are recorded as a casino expense in the consolidated statements of operations.
C. ORGANIZATIONAL STRUCTURE
We are a holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming subconcession holder, Melco Resorts Macau, which, directly or indirectly through its subsidiary, is the operator of our gaming and non-gaming
 businesses in various properties in Macau; (2) a majority equity and economic interest in SCI, the holding company of Studio City; (3) a majority equity and economic interest in MRP, the holding company of City of Dreams Manila; and (4) a majority equity and economic interest in ICR Cyprus, the holding company of our operations in Cyprus including a temporary casino in Limassol and four satellite casinos in Nicosia, Larnaca, Ayia Napa and Paphos and the City of Dreams Mediterranean in development.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 27, 2020:

Notes:
(1)	Based on 1,456,547,942 shares outstanding as of March 27, 2020. The 1,456,547,942 shares outstanding include shares held by our depositary bank to facilitate the administration and operation of our share incentive plans. Such shares represent approximately 1.31% of the Company’s outstanding shares as of March 27, 2020. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Incentive Plans”.
(2)	The remaining 50% of the equity interests of these companies are owned by Studio City Holdings Five Limited, a wholly-owned subsidiary of SCI. The 50% interest held by Studio City Holdings Five Limited in various Studio City companies incorporated in the British Virgin Islands is non-voting.
(3)	3.96% and 1% of the equity interests are owned by Studio City Holdings Four Limited and Studio City Holdings Five Limited, respectively. Studio City Holdings Four Limited is a wholly-owned subsidiary of SCI.
(4)	3.06% of the equity interests are owned by MPHIL Corporation, a wholly-owned subsidiary of MCO Investments.
(5)	34.99% and 34.99% of the equity interests are owned by SCP One Limited and SCP Two Limited, respectively. SCP One Limited and SCP Two Limited are wholly-owned subsidiaries of SCI.
(6)	0.02% of the equity interests are owned by Studio City Holdings Five Limited.

(7)	The remaining 5% of the equity interests are owned by MCO Nominee Two Limited.
(8)	Five shares (representing less than 0.01% of the issued share capital) are owned by five nominee directors of each relevant company.
(9)	New Cotai, LLC owns 72,511,760 Class B ordinary shares of SCI. In addition, as of February 26, 2020, certain affiliates of New Cotai, LLC beneficially own SC ADSs representing 41,622,800 Class A ordinary shares of SCI.
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
The following discussion should be read in conjunction with, and is qualified in its entirety by, the audited consolidated financial statements and the notes thereto in this Annual Report on Form
 20-F.
The comparative information for 2018 and 2017 has been adjusted to include the assets and liabilities of ICR Cyprus and its subsidiaries that were acquired by the Company at historical carrying amounts, and the financial results of ICR Cyprus and its subsidiaries, as if the Cyprus Acquisition had been in effect since the inception of common control resulting from the acquisition of ICR Cyprus and its subsidiaries by Melco International in September 2017 in accordance with Accounting Standards Codification
805-50,
Business Combinations – Related Issues
. Certain statements in this “Operating and Financial Review and Prospects” are forward-looking statements. See “Special Note Regarding Forward-Looking Statements” regarding these statements.
Overview
We are a holding company and, through our subsidiaries, develop, own and operate casino gaming and entertainment casino resort facilities in Asia and Europe. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations.” For detailed information regarding our operations and development projects, see “Item 4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS
Operations
Our primary business segments consist of:
Macau
City of Dreams
In 2019, City of Dreams had an average of approximately 516 gaming tables and approximately 822 gaming machines. In January 2019, the Macau government authorized Melco to operate 40 additional gaming tables at City of Dreams. As of December 31, 2019, City of Dreams offered approximately 2,170 hotel rooms, suites and villas (inclusive of the approximately 770 rooms, suites and villas offered by Morpheus following its opening in June 2018), approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The opening of Morpheus in June 2018 also provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water produced by Franco Dragone. The Club Cubic nightclub features approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.
We opened Morpheus, the third phase of City of Dreams, in June 2018.
For the years ended December 31, 2019, 2018 and 2017, net revenues generated from City of Dreams amounted to US$3,050.5 million, US$2,543.6 million and US$2,666.3 million, representing 53.2%, 49.0% and 50.5% of our total net revenues, respectively.
Altira Macau
In 2019, Altira Macau had an average of approximately 103 gaming tables and 178 gaming machines operated as a Mocha Club at Altira Macau. In addition, Altira Macau had approximately 230 hotel rooms as of December 31, 2019 and features several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2019, 2018 and 2017, net revenues generated from Altira Macau amounted to US$465.1 million, US$471.3 million and US$446.1 million, representing 8.1%, 9.1% and 8.4% of our total net revenues, respectively.
Studio City
Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a current focus on the mass market segment and complemented with junket and premium direct VIP rolling chip operations in Asia and, in particular, from Greater China. In January 2019, Melco Resorts Macau informed Studio City Entertainment Limited that it will cease VIP gaming operations at the Studio City Casino in January 2020. In January 2020, Studio City announced that Melco Resorts Macau would continue VIP rolling chip operations at the Studio City Casino until January 15, 2021, subject to early termination with 30 days’ prior notice. Studio City opened its doors to customers in October 2015. In October 2018, Studio City listed its SC ADS on the New York Stock Exchange, following which we continued to retain a majority equity interest in SCI. In 2019, Studio City had an average of approximately 293 gaming tables and 947 gaming machines. For the years ended December 31, 2019, 2018 and 2017, net revenues generated from Studio City amounted to US$1,355.3 million, US$1,368.4 million and US$1,363.4 million, representing 23.6%, 26.4% and 25.8% of our total net revenues, respectively.

Mocha Clubs
In 2019, Mocha Clubs had eight clubs with an average of approximately 1,478 gaming machines in operation (including approximately 178 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including day-trip
 customers, outside the conventional casino setting. For the years ended December 31, 2019, 2018 and 2017, net revenues generated from Mocha Clubs amounted to US$117.5 million, US$113.4 million and US$121.3 million, representing 2.0%, 2.2% and 2.3% of our total net revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2019, 2018 and 2017, gaming machine revenues represented 96.6%, 97.7% and 97.3% of net revenues generated from Mocha Clubs, respectively.
Corporate and Other
Corporate and Other primarily includes Grand Dragon Casino (formerly known as Taipa Square Casino), a casino on Taipa Island, Macau, operating within Grand Dragon Hotel (formerly known as Hotel Taipa Square), which we operate under a right-to-use
 agreement, our development projects in Japan and other corporate costs. For the years ended December 31, 2019, 2018 and 2017, net revenues generated from Corporate and Other amounted to US$51.3 million, US$46.3 million and US$38.5 million, representing 0.9%, 0.9% and 0.7% of our total net revenues, respectively.
Philippines
City of Dreams Manila
City of Dreams Manila opened its doors to customers in December 2014, with a grand opening in the first quarter of 2015. In 2019, City of Dreams Manila had an average of approximately 2,265 gaming machines and 311 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2019, 2018 and 2017, net revenues generated from City of Dreams Manila amounted to US$602.5 million, US$612.9 million and US$649.3 million, representing 10.5%, 11.8% and 12.3% of our total net revenues, respectively.
Cyprus
We currently operate and manage a temporary casino in Limassol and four satellite casinos in Nicosia, Larnaca, Ayia Napa and Paphos in Cyprus. In 2019, our facilities in Cyprus had an average of approximately 388 gaming machines and 38 gaming tables. For the years ended December 31, 2019 and 2018, net revenues generated from our operations in Cyprus amounted to US$94.7 million and US$33.0 million, representing 1.7% and 0.6% of our total net revenues, respectively.

Summary of Financial Results
For the year ended December 31, 2019, our total net revenues for the year ended December 31, 2019 were US$5.74 billion, an increase of 10.6% from US$5.19 billion for the year ended December 31, 2018. Net income attributable to Melco Resorts and Entertainment Limited for the year ended December 31, 2019 was US$373.2 million, as compared to net income of US$340.3 million for the year ended December 31, 2018. Our improvement in profitability was primarily a result of the improvement in our gaming operations performance, particularly from the mass market table games segment, partially offset by higher depreciation and amortization expenses, higher interest expenses and fair value loss on investment securities.

	Year Ended December 31,
	2019	2018 (As adjusted)	2017 (As adjusted)
	(in thousands of US$)
Net revenues	$5,736,801	$5,188,942	$5,284,823
Total operating costs and expenses	(4,989,123)	(4,575,495)	(4,680,283)
Operating income	747,678	613,447	604,540
Net income attributable to Melco Resorts & Entertainment Limited	$373,173	$340,299	$344,828
Our results of operations and financial position for the years presented are not fully comparable for the following reasons:
•	In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$1.2 billion, and such repurchased shares were subsequently cancelled by us
•	On June 6, 2017, Melco Resorts Finance issued US$650.0 million in aggregate principal amount of the 2017 Senior Notes
•	On June 14, 2017, together with the net proceeds from the issuance of US$650.0 million in aggregate principal amount of the 2017 Senior Notes along with the proceeds in the amount of US$350.0 million from a partial drawdown of the revolving credit facility under the 2015 Credit Facilities and cash on hand, Melco Resorts Finance redeemed all of our outstanding 2013 Senior Notes
•	On July 3, 2017, Melco Resorts Finance issued US$350.0 million in aggregate principal amount of the 2017 Senior Notes, the net proceeds from which were used to repay in full the US$350.0 million drawdown from the revolving credit facility under the 2015 Credit Facilities
•	On October 9, 2017, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP7.5 billion, together with accrued interest
•	On June 15, 2018, Morpheus commenced operations with its grand opening on the same date
•	On August 31, 2018, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP5.5 billion, together with accrued interest
•	In October 2018, SCI completed its initial public offering of 28,750,000 SC ADSs (equivalent to 115,000,000 Class A ordinary shares of SCI)
•	In November 2018, SCI completed the exercise by the underwriters of their over-allotment option in full to purchase an additional 4,312,500 SC ADSs from SCI
•	On December 13, 2018, MCO Investments completed the tender offer for common shares of MRP and, together with an additional of 107,475,300 shares acquired by MCO Investments on or after December 6, 2018, increased the Company’s equity interest in MRP from approximately 72.8% immediately prior to the announcement of the tender offer to approximately 97.9%

•	On December 28, 2018, Melco Resorts Leisure redeemed all of the Philippine Notes which remained outstanding
•	On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in an aggregate principal amount of US$400.0 million, together with accrued interest
•	On January 22, 2019, Studio City Finance commenced the 2012 Studio City Notes Tender Offer, which expired on February 4, 2019. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2012 Studio City Notes Tender Offer amounted to US$216.5 million
•	On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of 2019 Studio City Notes, the net proceeds of which were used to pay the tendering noteholders from the 2012 Studio City Notes Tender Offer and, on March 13, 2019, to redeem, together with accrued interest, all remaining outstanding amounts of the 2012 Studio City Notes
•	On April 26, 2019, Melco Resorts Finance issued US$500.0 million in aggregate principal amount of the 2019 Senior Notes due 2026, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities
•	On June 6, 2019, we acquired an approximately 9.99% ownership interest in Crown Resorts for which we paid the purchase price of AUD879.8 million (equivalent to approximately US$617.8 million)
•	On July 17, 2019, Melco Resorts Finance issued US$600.0 million in aggregate principal amount of the 2019 Senior Notes due 2027, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities
•	On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus, whose subsidiaries are operating a temporary casino in Limassol and two satellite casinos in Nicosia and Larnaca since 2018, a satellite casino in Ayia Napa since July 2019 and a satellite casino in Paphos since 2020, as well as developing City of Dreams Mediterranean
•	On November 30, 2019, Studio City Finance fully repaid the 2016 Studio City Notes due 2019 upon its maturity
•	On December 4, 2019, Melco Resorts Finance issued US$900.0 million in aggregate principal amount of the 2019 Senior Notes due 2029, the net proceeds from which were used to fully repay the principal amount outstanding under the revolving credit facility and to partially repay the principal amount outstanding under the term loan facility under the 2015 Credit Facilities
Since December 2019, there have been reported cases of Covid-19 in Macau, the Philippines, Hong Kong, China, Singapore, South Korea, Japan, Iran, Europe, the U.S. and other parts of the world. On January 31, 2020, the Covid-19 outbreak was declared a global emergency by the World Health Organization. As a result of the Covid-19 outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a 15-day period in February 2020. Upon resumption of operations, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances. According to the Macao Government Tourism Office, visitor arrivals to Macau during the Chinese New Year in 2020 decreased by approximately 78.3% on a year-over-year basis while, according to the DICJ, gross gaming revenues in Macau declined by 49.9% on a year-over-year basis in the first two months of 2020 as compared to the first two months of 2019. On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. As the Covid-19 outbreak continues to spread, Macau, China and other countries or regions have imposed new or modified existing travel restrictions and/or quarantine measures to further restrict or discourage individuals from traveling into or out of these countries or regions. For example, in March 2020, the Macau government announced the prohibition of all foreigners from entering Macau other than residents of Hong Kong and Taiwan, provided such residents undergo a mandatory 14-day quarantine upon entry into Macau and have not otherwise been to other areas in the preceding 14 days. The PRC government in March 2020 also announced further measures significantly reducing the movement of individuals between Macau and the province of Guangdong, including general requirements for those entering Guangdong province returning from Macau to be subject to a mandatory 14-day quarantine.
The Covid-19 outbreak has also caused a severe drop in tourism in Asia to Integrated Resort (IR) facilities in the region, including City of Dreams Manila. The Philippine government has also announced a series of measures restricting inbound travel and the entire island of Luzon, including Metro Manila, has been placed under enhanced community quarantine from March 16, 2020 to April 14, 2020. In addition, PAGCOR has ordered the suspension of all casinos and other gaming operations in Metro Manila, which includes City of Dreams Manila, for the duration of the enhanced community quarantine.
In Cyprus, the Cyprus government has announced a series of measures designed to contain the spread of Covid-19 that has resulted in closures of our casino operations in Cyprus for four weeks with effect from March 16, 2020 and further restrictions on non-essential social and business activities from March 24, 2020 to April 13, 2020 or such other date upon further review by the Cyprus government, such as suspension of most construction works within the country, including construction work at our City of Dreams Mediterranean project.
The disruptions to our operations caused by the Covid-19 outbreak have had a material effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects will continue, and may worsen, beyond the first quarter of 2020. Any recovery from such disruptions will depend on future developments, such as the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. Given the uncertainty around the extent and timing of the potential future spread or mitigation of Covid-19 and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political and economic risks, as well as natural disasters, that may significantly affect visitation to our properties and have a material adverse effect on our results of operations” and “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.”
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
•
Table games win:
 the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary
incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis.
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
Our combined expected rolling chip win rate across our properties is in the range of 2.85% to 3.15%.
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
Year Ended December 31, 2019 Compared to Year Ended December 31, 2018
Revenues
Our total net revenues for the year ended December 31, 2019 were US$5.74 billion, an increase of US$0.55 billion, or 10.6%, from US$5.19 billion for the year ended December 31, 2018. The increase in total net revenues was primarily attributable to better performance in mass market table games segment.
Our total net revenues for the year ended December 31, 2019 consisted of US$4.98 billion of casino revenues, representing 86.8% of our total net revenues, and US$760.1 million of non-casino
revenues. Our total net revenues for the year ended December 31, 2018 consisted of US$4.50 billion of casino revenues, representing 86.7% of our total net revenues, and US$692.3 million of non-casino
revenues.

Casino.
Casino revenues for the year ended December 31, 2019 were US$4.98 billion, representing a US$0.48 billion, or 10.7%, increase from casino revenues of US$4.50 billion for the year ended December 31, 2018, primarily due to better performance in mass market table games segment.
Altira Macau.
Altira Macau’s rolling chip volume for the year ended December 31, 2019 was US$17.58 billion, representing a decrease of US$4.79 billion, or 21.4%, from US$22.37 billion for the year ended December 31, 2018. The rolling chip win rate was 3.45% for the year ended December 31, 2019, and increased from 3.03% for the year ended December 31, 2018. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$611.0 million for the year ended December 31, 2019, representing an increase of 15.5% from US$529.1 million for the year ended December 31, 2018. The mass market table games hold percentage was 21.7% for the year ended December 31, 2019, increasing from 19.3% for the year ended December 31, 2018. Average net win per gaming machine per day was US$195 for the year ended December 31, 2019, an increase of US$57, or 41.8%, from US$137 for the year ended December 31, 2018.
City of Dreams.
City of Dreams’ rolling chip volume for the year ended December 31, 2019 of US$58.29 billion represented an increase of US$12.9 billion, or 28.5%, from US$45.36 billion for the year ended December 31, 2018. The rolling chip win rate was 2.93% for the year ended December 31, 2019, and increased from 2.88% for the year ended December 31, 2018. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$5.51 billion for the year ended December 31, 2019 which represented an increase of US$0.50 billion, or 10.0%, from US$5.01 billion for the year ended December 31, 2018. The mass market table games hold percentage was 32.3% for the year ended December 31, 2019, increasing from 30.3% for the year ended December 31, 2018. Average net win per gaming machine per day was US$562 for the year ended December 31, 2019, a decrease of US$175, or 23.7%, from US$737 for the year ended December 31, 2018.
Mocha Clubs.
Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2019 was US$249, a decrease of US$8, or 3.3%, from US$258 for the year ended December 31, 2018.
Studio City.
Studio City Casino’s rolling chip volume was US$10.99 billion for the year ended December 31, 2019, and decreased from US$21.24 billion for the year ended December 31, 2018. The rolling chip win rate was 3.08% for the year ended December 31, 2019, and increased from 2.97% for the year ended December 31, 2018. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$3.49 billion for the year ended December 31, 2019, and increased from US$3.27 billion for the year ended December 31, 2018. The mass market table games hold percentage was 29.1% for the year ended December 31, 2019, representing an increase from 26.5% for the year ended December 31, 2018. Average net win per gaming machine per day was US$230 for the year ended December 31, 2019, a decrease of US$10, or 4.3%, from US$240 for the year ended December 31, 2018.
City of Dreams Manila.
With increased competition in and around Entertainment City, City of Dreams Manila’s rolling chip volume for the year ended December 31, 2019 was US$8.64 billion, representing a decrease of US$2.46 billion, or 22.1%, from US$11.10 billion for the year ended December 31, 2018. The rolling chip win rate was 2.94% for the year ended December 31, 2019, and decreased from 3.21% for the year ended December 31, 2018. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$795.4 million for the year ended December 31, 2019, representing an increase of US$8.2 million, or 1.0%, from US$787.3 million for the year ended December 31, 2018. The mass market table games hold percentage was 31.0% for the year ended December 31, 2019, representing a decrease from 31.7% for the year ended December 31, 2018. Average net win per gaming machine per day was US$259 for the year ended December 31, 2019, a decrease of US$19, or 6.8%, from US$278 for the year ended December 31, 2018.
Cyprus operations.
Cyprus operations’ rolling chip volume for the year ended December 31, 2019 was US$61.9 million. The rolling chip win rate was 6.68% for the year ended December 31, 2019. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$143.7 million for the year ended December 31, 2019, representing an increase of US$69.9 million, or 94.6%, from US$73.8 million for the year ended December 31, 2018. The mass market table games hold percentage was 20.8% for the year ended December 31, 2019, representing an increase from 18.7% for the year ended December 31, 2018. Average net win per gaming machine per day was US$431 for the year ended December 31, 2019, an increase of US$43, or 11.0%, from US$388 for the year ended December 31, 2018.
Rooms.
Room revenues (including complimentary rooms) for the year ended December 31, 2019 were US$349.9 million, representing an increase of US$38.9 million, or 12.5%, from room revenues (including complimentary rooms) of US$311.0 million for the year ended December 31, 2018. The increase was primarily due to increase in room revenues at City of Dreams as a result of the opening of Morpheus in June 2018.
The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2019	2018	2019	2018	2019	2018
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	179	189	99%	99%	177	188
City of Dreams	209	212	98%	97%	205	206
Studio City	135	138	100%	100%	135	138
City of Dreams Manila	176	159	98%	98%	173	156
Food, beverage and others.
Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2019 included food and beverage revenues of US$235.1 million and entertainment, retail and other revenues of US$175.1 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2018 included food and beverage revenues of US$204.2 million and entertainment, retail and other revenues of US$177.1 million. The increase of US$28.9 million in food, beverage and other revenues from the year ended December 31, 2018 to the year ended December 31, 2019 was primarily due to higher food and beverage revenues at City of Dreams as a result of the opening of new restaurants in Morpheus.
Operating costs and expenses
Total operating costs and expenses were US$4.99 billion for the year ended December 31, 2019, representing an increase of US$0.41 billion, or 9.0%, from US$4.58 billion for the year ended December 31, 2018.
Casino.
Casino expenses increased by US$0.27 billion, or 8.8%, to US$3.27 billion for the year ended December 31, 2019 from US$3.00 billion for the year ended December 31, 2018 primarily due to an increase in gaming tax as a result of increased gaming volumes and associated higher group-wide revenues, a higher provision for doubtful debt as well as higher payroll expenses.
Rooms.
Room expenses, which represent the costs of operating the hotel facilities were US$89.8 million and US$78.4 million for the years ended December 31, 2019 and 2018, respectively. The increase was primarily due to the opening of Morpheus in June 2018.
Food, beverage and others.
Food, beverage and other expenses were US$281.4 million and US$253.6 million for the years ended December 31, 2019 and 2018, respectively. The increase was primarily due to the higher food and beverage expenses and payroll expenses at City of Dreams primarily due to the opening of Morpheus in June 2018 and show operating costs for Elēkrŏn in Studio City.
General and administrative.
General and administrative expenses increased by US$53.6 million, or 10.6%, to US$559.5 million for the year ended December 31, 2019 from US$505.9 million for the year ended

December 31, 2018, primarily due to an increase in payroll expenses, aircraft expenses, maintenance costs and other general and administrative expenses to support continuing and expanding operations in 2019.
Payments to the Philippine Parties.
Payments to the Philippine Parties decreased to US$57.4 million for the year ended December 31, 2019 from US$60.8 million for the year ended December 31, 2018, due to the softer performance in gaming operations and resulting decrease in revenues from gaming operations in City of Dreams Manila.
Pre-opening costs.
Pre-opening
costs were US$4.8 million and US$55.4 million for the years ended December 31, 2019 and 2018, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up
operations. Higher
pre-opening
costs in the year ended December 31, 2018 was mainly related to the marketing and opening event of Morpheus, the marketing of the stunt show Elēkron at Studio City and the opening of the temporary casinos in Cyprus.
Development costs.
Development costs were US$57.4 million and US$23.0 million for the years ended December 31, 2019 and 2018, respectively, which predominantly related to marketing and promotion costs as well as professional and consultancy fees for corporate business development, including our Japan related developments.
Amortization of gaming subconcession.
Amortization expenses for our gaming subconcession continued to be recognized on a straight-line basis and were US$56.8 million for both the years ended December 31, 2019 and 2018.
Amortization of land use rights.
Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$22.7 million and US$22.6 million for the years ended December 31, 2019 and 2018, respectively.
Depreciation and amortization.
Depreciation and amortization expenses increased by US$83.3 million, or 17.0%, to US$571.7 million for the year ended December 31, 2019 from US$488.4 million for the year ended December 31, 2018. The increase was primarily due to the opening of Morpheus in June 2018, partially offset by the decrease due to certain assets becoming fully depreciated during the year ended December 31, 2019.
Property charges and other.
Property charges and other for the year ended December 31, 2019 were US$20.8 million, which primarily included assets write-off
and other costs as a result of the remodeling of
non-gaming
attractions of US$14.6 million and termination costs as a result of departmental restructuring of US$3.8 million. Property charges and other for the year ended December 31, 2018 were US$29.1 million, which primarily included repairs and maintenance costs incurred for our Macau properties as a result Typhoon Hato and Typhoon Mangkhut of US$10.6 million, which is net of the insurance recovery received in 2018, labor remuneration adjustments in City of Dreams Manila resulting from increased business volumes and general wage inflation of US$7.2 million and termination costs for a lease agreement of US$4.2 million.
Non-operating
expenses, net
Net
non-operating
expenses consist of interest income, interest expenses, net of capitalized interest, loan commitment and other finance fees, foreign exchange losses, net, loss on extinguishment of debt, costs associated with debt modification and other non-operating
(expenses) income, net.
Interest income was US$9.3 million for the year ended December 31, 2019, as compared to US$5.5 million for the year ended December 31, 2018.
Interest expenses were US$310.1 million for the year ended December 31, 2019, compared to US$264.9 million (net of capitalized interest of US$21.1 million) for the year ended December 31, 2018. The increase in interest expenses (net of interest capitalization) of US$45.2 million was primarily due to lower interest capitalization of US$21.1 million associated with the cessation of interest capitalization for Morpheus since its opening in June 2018 and higher interest expenses arisen from the issuances of notes during the year ended December 31, 2019, partially offset by lower interest expenses due to the refinancing of the 2012 Studio City Notes by the 2019 Studio City Notes.
Loan commitment and other finance fees for the year ended December 31, 2019 amounted to US$2.7 million, compared to US$4.6 million for the year ended December 31, 2018.
Other expenses, net for the year ended December 31, 2019 amounted to US$23.9 million, compared to other income, net of US$3.7 million for the year ended December 31, 2018. The change was primarily due to the fair value loss on our investment of approximately 9.99% of ownership interest in Crown Resorts, partially offset by the dividend income from our investment in Crown Resorts and gain on disposals of investments in mutual funds.
Loss on extinguishment of debt for the year ended December 31, 2019 was US$6.3 million, was associated with the early redemption of all remaining outstanding 2012 Studio City Notes which was refinanced by the issuance of the 2019 Studio City Notes and the partial prepayment of the term loan under the 2015 Credit Facilities. Loss on extinguishment of debt for the year ended December 31, 2018 was US$3.5 million, represented the write-off
of unamortized deferred financing costs as a result of partial redemption of 2012 Studio City Notes and full redemption of the remaining Philippine Notes.
Costs associated with debt modification for the year ended December 31, 2019 were US$0.6 million, which was associated with the early redemption of all remaining outstanding 2012 Studio City Notes which were refinanced by the issuance of the 2019 Studio City Notes. No costs associated with debt modification were incurred for the year ended December 31, 2018.
Income tax expense
Income tax expense for the year ended December 31, 2019 was primarily attributable to a lump sum tax payable of US$2.3 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau, Macau Complimentary Tax of US$1.1 million and income tax in other jurisdictions of US$3.6 million. The effective tax rate for the year ended December 31, 2019 was 2.07%, as compared to 0.07% for the year ended December 31, 2018. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations being exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of expired tax losses, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits is receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2019 and 2018. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippine operations. However, to the extent that the financial results of our Macau and Philippine operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.
Net (income) loss attributable to noncontrolling interests
Our net income attributable to noncontrolling interests of US$21.1 million for the year ended December 31, 2019, compared to a net loss attributable to noncontrolling interests of US$1.4 million for the year ended December 31, 2018, represented the share of City of Dreams Manila’s income of US$16.8 million, Cyprus operations’ income of US$3.5 million and Studio City’s income of US$0.7 million, respectively, by the respective minority shareholders for the year ended December 31, 2019. The change was primarily attributable to the share of net revenues generated by City of Dreams Manila, Studio City and our operations in Cyprus, partially offset by the respective increase in the share of operating costs during the year ended December 31, 2018.
Net income attributable to Melco Resorts & Entertainment Limited
As a result of the foregoing, we had net income attributable to Melco Resorts & Entertainment Limited of US$373.2 million for the year ended December 31, 2019, compared to US$340.3 million for the year ended December 31, 2018.
Year Ended December 31, 2018 Compared to Year Ended December 31, 2017
Revenues
Our total net revenues for the year ended December 31, 2018 were US$5.19 billion, a decrease of US$0.10 billion, or 1.8%, from US$5.28 billion for the year ended December 31, 2017. The decrease in total net revenues was primarily attributable to higher commissions reported as a reduction in revenue upon the Company’s adoption of the New Revenue Standard, partially offset by higher gross gaming revenues in all gaming segments. The Company adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis. Under the previous basis, before the adoption of the New Revenue Standard, total net revenues for the year ended December 31, 2018 would have been US$5.59 billion, which would have represented an increase of US$0.31 billion, or 5.8%, from US$5.28 billion for the year ended December 31, 2017.
Our total net revenues for the year ended December 31, 2018 consisted of US$4.50 billion of casino revenues, representing 86.7% of our total net revenues, and US$692.3 million of non-casino
revenues. Our total net revenues for the year ended December 31, 2017 consisted of US$4.94 billion of casino revenues, representing 93.4% of our total net revenues, and US$347.2 million of net non-casino
revenues (total
non-casino
revenues after deduction of promotional allowances).
Casino.
Casino revenues for the year ended December 31, 2018 were US$4.50 billion, representing a US$0.44 billion, or 8.9%, decrease from casino revenues of US$4.94 billion for the year ended December 31, 2017, primarily due to higher commissions reported as a reduction in casino revenues and promotional allowances netted against casino revenues upon the Company’s adoption of the New Revenue Standard, partially offset by higher gross gaming revenues in all gaming segments.
Altira Macau.
Altira Macau’s rolling chip volume for the year ended December 31, 2018 was US$22.37 billion, representing an increase of US$5.15 billion, or 29.9%, from US$17.22 billion for the year ended December 31, 2017. The rolling chip win rate was 3.03% for the year ended December 31, 2018, and decreased from 3.06% for the year ended December 31, 2017. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$529.1 million for the year ended December 31, 2018, representing an increase of 23.3% from US$429.2 million for the year ended December 31, 2017. The mass market table games hold percentage was 19.3% for the year ended December 31, 2018, increasing from 17.5% for the year ended December 31, 2017. Average net win per gaming machine per day was US$137 for the year ended December 31, 2018, an increase of US$31, or 29.0%, from US$106 for the year ended December 31, 2017.
City of Dreams.
City of Dreams’ rolling chip volume for the year ended December 31, 2018 of US$45.36 billion represented a decrease of US$2.07 billion, or 4.4%, from US$47.43 billion for the year ended December 31, 2017. The rolling chip win rate was 2.88% for the year ended December 31, 2018 and was in line with our expected range of 2.7% to 3.0%, but decreased from 2.97% for the year ended December 31, 2017. In the mass market table games segment, drop was US$5.01 billion for the year ended December 31, 2018 which represented an increase of US$0.51 billion, or 11.2%, from US$4.50 billion for the year ended December 31, 2017. The mass market table games hold percentage was 30.3% for the year ended December 31, 2018, decreasing from 32.4% for the year ended December 31, 2017. Average net win per gaming machine per day was US$737 for the year ended December 31, 2018, an increase of US$180, or 32.3%, from US$557 for the year ended December 31, 2017.
Mocha Clubs.
Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2018 was US$258, a decrease of US$14, or 5.2%, from US$272 for the year ended December 31, 2017.
Studio City.
Studio City Casino’s rolling chip volume was US$21.24 billion for the year ended December 31, 2018, and increased from US$19.00 billion for the year ended December 31, 2017. The rolling chip win rate was 2.97% for the year ended December 31, 2018, and decreased from 3.16% for the year ended December 31, 2017. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$3.27 billion for the year ended December 31, 2018, and increased from US$2.91 billion for the year ended December 31, 2017. The mass market table games hold percentage was 26.5% for the year ended December 31, 2018, representing an increase from 26.1% for the year ended December 31, 2017. Average net win per gaming machine per day was US$240 for the year ended December 31, 2018, an increase of US$15, or 6.7%, from US$225 for the year ended December 31, 2017.
City of Dreams Manila.
City of Dreams Manila’s rolling chip volume for the year ended December 31, 2018 was US$11.10 billion, representing a decrease of US$0.41 billion, or 3.6%, from US$11.51 billion for the year ended December 31, 2017. The rolling chip win rate was 3.21% for the year ended December 31, 2018, and increased from 3.10% for the year ended December 31, 2017. Our expected range was 2.7% to 3.0%. In the mass market table games segment, drop was US$787.3 million for the year ended December 31, 2018, representing an increase of US$100.3 million, or 14.6%, from US$686.9 million for the year ended December 31, 2017. The mass market table games hold percentage was 31.7% for the year ended December 31, 2018, representing an increase from 29.6% for the year ended December 31, 2017. Average net win per gaming machine per day was US$278 for the year ended December 31, 2018, an increase of US$7, or 2.6%, from US$271 for the year ended December 31, 2017.
Cyprus operations.
The Company operated a temporary casino, the first casino in the Republic of Cyprus, and two satellite casinos during the year ended December 31, 2018. In the mass market table games segment, drop was US$73.8 million for the year ended December 31, 2018 and the mass market table games hold percentage was 18.7% for the year ended December 31, 2018. Average net win per gaming machine per day was US$388 for the year ended December 31, 2018.
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

Food, beverage and others.
Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2018 included food and beverage revenues of US$204.2 million and entertainment, retail and other revenues of US$177.1 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2017 included food and beverage revenues of US$185.0 million and entertainment, retail and other revenues of US$203.8 million. The slight decrease of US$7.5 million in food, beverage and other revenues from the year ended December 31, 2017 to the year ended December 31, 2018 was primarily due to lower entertainment, retail and other revenues in Studio City as a result of closure of a non-gaming
attraction for remodeling in late 2017 and closure of certain retail shops for expansion of the northeast entrance of Studio City in mid-2017,
partially offset by higher food and beverage revenues at City of Dreams as a result of the opening of new restaurants in Morpheus.
Operating costs and expenses
Total operating costs and expenses were US$4.58 billion for the year ended December 31, 2018, representing a decrease of US$0.10 billion, or 2.2%, from US$4.68 billion for the year ended December 31, 2017.
Casino.
Casino expenses decreased by US$0.37 billion, or 11.0%, to US$3.00 billion for the year ended December 31, 2018 from US$3.37 billion for the year ended December 31, 2017 primarily due to the decrease in commissions as all commissions were reported as a reduction in revenue upon the Company’s adoption of the New Revenue Standard and a decrease in casino expenses resulted from the adoption of the New Revenue Standard since the costs of providing complimentary services were no longer included in casino expenses, partially offset by an increase in gaming tax as a result of increased gaming volumes and associated higher revenues.
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
General and administrative.
General and administrative expenses increased by US$38.8 million, or 8.3%, to US$505.9 million for the year ended December 31, 2018 from US$467.1 million for the year ended December 31, 2017, primarily due to a one-time
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
Pre-opening costs.
Pre-opening
costs were US$55.4 million and US$5.3 million for the years ended December 31, 2018 and 2017, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up
operations. The
pre-opening
costs in the

year ended December 31, 2018 was mainly related to the marketing and opening event of Morpheus, the marketing of the stunt show Elēkron at Studio City and the opening of the temporary casino in Cyprus.
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
Depreciation and amortization.
Depreciation and amortization expenses increased by US$27.9 million, or 6.1%, to US$488.4 million for the year ended December 31, 2018 from US$460.5 million for the year ended December 31, 2017. The increase was primarily due to the opening of Morpheus in June 2018, partially offset by the decrease due to certain assets becoming fully depreciated during the year ended December 31, 2018.
Property charges and other.
Property charges and other for the year ended December 31, 2018 were US$29.1 million, which primarily included repairs and maintenance costs incurred for our Macau properties as a result Typhoon Hato and Typhoon Mangkhut of US$10.6 million, which is net of the insurance recovery received in 2018, labor remuneration adjustments in City of Dreams Manila resulting from increased business volumes and general wage inflation of US$7.2 million and termination costs for a lease agreement of US$4.2 million. Property charges and other for the year ended December 31, 2017 were US$31.6 million, which primarily included the asset write-offs and impairments of US$30.9 million as a result of the remodel of gaming and non-gaming
attractions as well as retail and food and beverage outlets at our properties, US$3.8 million Typhoon Hato donation, US$3.7 million license termination fee and consulting fee as a result of the rebranding of our hotel properties at City of Dreams, US$3.1 million termination costs as a result of departmental restructuring, partially offset by the net gain of US$10.3 million from the insurance recovery on property damage and other costs incurred for our Macau properties as a result of Typhoon Hato.
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
Income tax (expense) credit
Income tax expense for the year ended December 31, 2018 was primarily attributable to a lump sum tax payable of US$2.3 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau, Macau Complimentary Tax of US$0.7 million and income tax on other jurisdictions of US$0.4 million, partially offset by a net deferred tax credit of US$1.8 million and over provision of income tax in prior years of US$1.5 million. The effective tax rate for the year ended December 31, 2018 was 0.07%, as compared to 0% for the year ended December 31, 2017. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of profits generated by gaming operations being exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of expired tax losses, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefits is receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2018 and 2017. Our management currently does not expect to realize significant income tax benefits associated with net operating loss carryforwards and other deferred tax assets generated by our Macau and Philippine operations. However, to the extent that the financial results of our Macau and Philippine operations improve and it becomes more likely than not that the deferred tax assets are realizable, we will be able to reduce the valuation allowance related to the net operating losses and other deferred tax assets.
Net loss attributable to noncontrolling interests
Our net loss attributable to noncontrolling interests of US$1.4 million for the year ended December 31, 2018, compared to a net loss attributable to noncontrolling interests of US$32.6 million for the year ended December 31, 2017, represented the share of Studio City’s expenses of US$11.0 million, Cyprus operations’ expenses of US$3.7 million and City of Dreams Manila’s income of US$13.3 million respectively, by the respective minority shareholders for the year ended December 31, 2018. The change was primarily attributable to the share of net revenues generated by City of Dreams Manila and Studio City, partially offset by the respective increase in the share of operating costs during the year ended December 31, 2018.
Net income attributable to Melco Resorts & Entertainment Limited
As a result of the foregoing, we had net income attributable to Melco Resorts & Entertainment Limited of US$340.3 million for the year ended December 31, 2018, compared to US$344.8 million for the year ended December 31, 2017.

Adjusted Property EBITDA and Adjusted EBITDA
Our earnings before interest, taxes, depreciation, amortization, pre-opening
 costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating
 income and expenses, or Adjusted Property EBITDA, were US$1,689.5 million, US$1,486.4 million and US$1,422.8 million for the years ended December 31, 2019, 2018 and 2017, respectively. Adjusted Property EBITDA of Altira Macau, City of Dreams, Studio City, Mocha Clubs and City of Dreams Manila were US$51.5 million, US$922.8 million, US$415.1 million, US$23.3 million and US$247.1 million, respectively, for the year ended December 31, 2019, US$55.5 million, US$756.4 million, US$375.3 million, US$21.5 million and US$269.2 million, respectively, for the year ended December 31, 2018, US$20.7 million, US$804.9 million, US$335.6 million, US$26.6 million and US$235.0 million, respectively, for the year ended December 31, 2017. Our operations in Cyprus commenced since June 2018 and recorded Adjusted Property EBITDA of US$29.8 million and US$8.5 million for the years ended December 31, 2019 and 2018, respectively.
Our earnings before interest, taxes, depreciation, amortization, pre-opening
 costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation and other non-operating
income and expenses, or Adjusted EBITDA, were US$1,574.3 million, US$1,377.8 million and US$1,285.3 million for the years ended December 31, 2019, 2018 and 2017, respectively.
Our management uses Adjusted Property EBITDA to measure the operating performance of our Altira Macau, City of Dreams, Studio City, City of Dreams Manila, Mocha Clubs and Cyprus businesses, and to compare the operating performance of our properties with those of our competitors. Adjusted EBITDA and Adjusted Property EBITDA are also presented as supplemental disclosures because management believes they are widely used to measure performance and as a basis for valuation of gaming companies. Our management also uses Adjusted Property EBITDA and Adjusted EBITDA because they are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Gaming companies have historically reported similar measures as a supplement to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards.
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

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA

	Year Ended December 31,
	2019	2018 (As adjusted)	2017 (As adjusted)
	(in thousands of US$)
Net income attributable to Melco Resorts & Entertainment Limited	$373,173	$340,299	$344,828
Net income (loss) attributable to noncontrolling interests	21,055	(1,403)	(32,608)

Net income	394,228	338,896	312,220
Income tax expense (credit)	8,339	238	(10)
Interest and other non-operating expenses, net	345,111	274,313	292,330
Property charges and other	20,815	29,147	31,616
Share-based compensation	31,797	25,143	17,305
Depreciation and amortization	651,205	567,901	540,575
Development costs	57,433	23,029	31,115
Pre-opening costs	4,847	55,390	5,331
Land rent to Belle Corporation	3,061	3,001	3,143
Payments to the Philippine Parties	57,428	60,778	51,661

Adjusted EBITDA	1,574,264	1,377,836	1,285,286
Corporate and Other expenses	115,208	108,527	137,468

Adjusted Property EBITDA	$1,689,472	$1,486,363	$1,422,754

Critical Accounting Policies and Estimates
Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. Our consolidated financial statements were prepared in conformity with U.S. GAAP. Certain of our accounting policies require that management apply significant judgment in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management evaluates those estimates and judgments which are made based on information obtained from our historical experience, terms of existing contracts, industry trends and outside sources that are currently available to us, and on various other assumptions that management believes to be reasonable and appropriate in the circumstances. However, by their nature, judgments are subject to an inherent degree of uncertainty, and therefore actual results could differ from our estimates. We believe that the critical accounting policies discussed below affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.
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
internal-use
software are periodically reviewed.
Our total capital expenditures for the years ended December 31, 2019, 2018 and 2017 were US$471.1 million, US$563.0 million and US$623.3 million, respectively, of which US$80.2 million, US$181.7 million and US$456.7 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the development and construction of various projects at City of Dreams, including Morpheus, Studio City and City of Dreams Mediterranean during the years ended December 31, 2019, 2018 and 2017. Refer to note 24 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.
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
During the year ended December 31, 2019, impairment loss of US$9.6 million was recognized, of which US$6.3 million and US$3.3 million were provided for a parcel of freehold land due to a significant decrease in its market value as of December 31, 2019 and reconfigurations at our operating properties, respectively. During the years ended December 31, 2018 and 2017, impairment losses of nil and US$23.2 million were recognized mainly due to reconfigurations and renovations at our operating properties.
Goodwill and Purchased Intangible Assets
We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2019, 2018 and 2017 were primarily associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006.
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
We have performed annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. For the years ended December 31, 2019, 2018 and 2017, we performed qualitative assessments for goodwill and trademarks and determined that it was not more likely than not that goodwill and trademarks were impaired.
As a result of these assessments, we determined that there were no impairment of goodwill and trademarks for the years ended December 31, 2019, 2018 and 2017. Determining the fair value of goodwill and trademarks of Mocha Clubs is judgmental in nature and requires the use of significant estimates and assumptions, including projected future operating results of the reporting unit, discount rates, long-term growth rates and future market conditions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of Mocha Clubs.

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
We operate different
non-discretionary
incentives programs in certain of our properties which include our loyalty programs to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under our loyalty programs, we defer a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for our self-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.
After allocating amounts to the complimentary goods or services provided and to the points earned under our loyalty programs, the residual amount is recorded as casino revenue when the wagers are settled.
We follow the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of certain hotels and Grand Dragon Casino and concluded that we are the controlling entity and are the principal to these arrangements. For the operations of certain hotels, we are the owner of the hotel properties, and the hotel managers operate the hotels under certain management agreements providing management services to us, and we receive all rewards and take substantial risks associated with the hotels’ business; we are the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino, given we operate the casino under a right to use agreement with the owner of the casino premises and have full responsibility for the casino operations in accordance with our gaming subconcession, we are the principal and casino revenue is, therefore, recognized on a gross basis.
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
non-discretionary
incentives under our loyalty programs were previously accrued based on the estimated costs of providing such benefits and expected redemption rates. Under the New Revenue Standard, non-discretionary
incentives represent a separate performance obligation and the resulting liability are recorded using the standalone selling prices of such benefits less estimated breakage and are offset against casino revenue. When the benefits are redeemed, revenues are measured on the same basis and recognized in the resulting category of the goods or services provided. At the adoption date January 1, 2018, we recognized an increase to the opening balance of accumulated losses and noncontrolling interests of US$11.3 million and US$1.7 million, respectively, with a corresponding increase in accrued expenses and other current liabilities.
Accounts Receivable and Credit Risk
Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to our gaming promoters in Macau and the Philippines, which receivables can be offset against commissions payable and any other value items held by us to the respective customers and for which we intend to set off when required. For the years ended December 31, 2019, 2018 and 2017, approximately 22.5%, 27.0% and 31.4% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.
As of December 31, 2019 and 2018, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
Accounts receivable, including casino, hotel and other receivables, are typically non-interest
bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce our receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on our specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. For balances over a specified dollar amount, our review is based upon the age of the specific account balance, the customer’s financial condition, collection history and any other known information. At December 31, 2019, a 100 basis-point change in the estimated allowance for doubtful debts as a percentage of casino receivables would change the provision for doubtful debts by approximately US$5.1 million.
Income Tax
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2019 and 2018, we recorded valuation allowances of US$258.0 million and US$232.9 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.
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
As of December 31, 2019, we held cash and cash equivalents, investments in mutual funds that mainly invest in bonds and fixed-interest securities and restricted cash of approximately US$1,395.0 million, US$49.4 million and US$37.5 million, respectively, and the HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility under the 2015 Credit Facilities remains available for future drawdown, subject to satisfaction of certain conditions precedent. Further, the 2015 Credit Facilities includes an incremental facility of up to US$1.3 billion to be made available upon further agreement with any of the existing lenders under the 2015 Credit Facilities or with other entities. Major currencies in which our cash and bank balances (including restricted cash) held as of December 31, 2019 were U.S. dollar, H.K. dollar, Euro, the Philippine peso and Pataca.
The HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2019, subject to satisfaction of certain conditions precedent.
MRP entered into a PHP2.35 billion (equivalent to approximately US$46.3 million) bank credit facility with the availability up to May 31, 2020, which remains available for future drawdown as of December 31, 2019, subject to satisfaction of certain conditions precedent.
As of December 31, 2019, restricted cash primarily represented the unspent cash from the capital injection for the remaining project for Studio City from our Company and the SCI minority shareholder, which was restricted only for the initial development costs and other project costs of the remaining project of Studio City; and certain bank account balances required to be maintained in accordance with the 2016 Studio City Notes to serve the interest repayment obligations.

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
Cash Flows
The following table sets forth a summary of our cash flows for the years presented. The consolidated cash flows data for the year ended December 31, 2017 have been adjusted to reflect the retrospective adoption on January 1, 2018 of Accounting Standards Update
 2016-18
 Statement of Cash Flows (Topic 230): Restricted Cash (A Consensus of the FASB Emerging Issues Task Force
). As a result of the adoption, restricted cash is included with cash and cash equivalents in the beginning and ending balances, and the changes in restricted cash that were previously reported within cash flows from investing activities in the consolidated statements of cash flows have been eliminated.
In connection with the Cyprus Acquisition pursuant to which we acquired a 75% equity interest in ICR Cyprus from Melco International on July 31, 2019, the consolidated cash flows data for the years ended 31 December 2018 and 2017 has been adjusted to include ICR Cyprus and its subsidiaries that were acquired by the Company.

	Year Ended December 31,
	2019	2018 (As adjusted)	2017 (As adjusted)
	(in thousands of US$)
Net cash provided by operating activities	$836,162	$1,053,369	$1,161,097
Net cash used in investing activities	(1,031,849)	(662,121)	(404,017)
Net cash provided by (used in) financing activities	97,114	(340,517)	(1,015,909)
Effect of foreign exchange on cash, cash equivalents and restricted cash	10,486	(12,624)	(281)

Net (decrease) increase in cash, cash equivalents and restricted cash	(88,087)	38,107	(259,110)
Cash, cash equivalents and restricted cash at beginning of year	1,520,589	1,482,482	1,741,592

Cash, cash equivalents and restricted cash at end of year	$1,432,502	$1,520,589	$1,482,482

Operating Activities
Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.
Net cash provided by operating activities was US$836.2 million for the year ended December 31, 2019, compared to US$1,053.4 million for the year ended December 31, 2018. The decrease in net cash provided by operating activities was primarily due to increased working capital for operations net with higher contribution of cash generated the improving operations as described in the foregoing section.
Net cash provided by operating activities was US$1,053.4 million for the year ended December 31, 2018, compared to US$1,161.1 million for the year ended December 31, 2017. The decrease in net cash provided by operating activities was primarily due to increased working capital for operations.
Investing Activities
Net cash used in investing activities was US$1,031.8 million for the year ended December 31, 2019, compared to net cash used in investing activities of US$662.1 million for the year ended December 31, 2018. The change was primarily due to an increase in payments for investment securities. Net cash used in investing activities for the year ended December 31, 2019 mainly included payments for investment securities of US$617.8 million, capital expenditure payments of US$447.4 million, acquisition of a subsidiary of US$15.0 million, which were offset in part by proceeds from sale of investment securities of US$49.7 million.
Net cash used in investing activities was US$662.1 million for the year ended December 31, 2018, compared to net cash used in investing activities of US$404.0 million for the year ended December 31, 2017. The change was primarily due to a decrease in net withdrawals of bank deposits with original maturities over three months for the year ended December 31, 2018. Net cash used in investing activities for the year ended December 31, 2018 mainly included capital expenditure payments of US$638.1 million, payments for investment securities of US$45.0 million and payment for intangible and other assets of US$29.5 million, which were offset in part by proceeds from sale of investment securities of US$40.0 million and the net withdrawal of bank deposits with original maturities over three months of US$9.9 million.
Our total capital expenditure payments were US$447.4 million and US$638.1 million for the years ended December 31, 2019 and 2018, respectively. Such expenditures were mainly associated with our development projects, including City of Dreams Mediterranean and Morpheus which opened in June 2018, as well as enhancement to our integrated resort offerings.
We expect to incur significant capital expenditures for the development of the remaining land of Studio City and City of Dreams Mediterranean. We intend to finance these projects through our operating cash flow and existing cash balances as well as equity or debt financings. See “— Other Financing and Liquidity Matters” below for more information.

The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2019, 2018 and 2017.

	Year Ended December 31,
	2019	2018 (As adjusted)	2017 (As adjusted)
	(in thousands of US$)
Macau:
Mocha Clubs	$6,620	$8,973	$4,690
Altira Macau	17,707	24,450	5,776
City of Dreams	134,075	311,441	467,780
Studio City	89,846	73,189	37,174

Sub-total	248,248	418,053	515,420
The Philippines:
City of Dreams Manila	58,697	22,572	13,571
Cyprus:
Cyprus operations	39,911	68,238	64,283
Corporate and Other	124,265	54,109	30,051

Total capital expenditures	$471,121	$562,972	$623,325

Our capital expenditures for the year ended December 31, 2019 decreased from that for the year ended December 31, 2018 primarily due to the completion of Morpheus which opened in June 2018. Our capital expenditures for the year ended December 31, 2018 decreased from that for the year ended December 31, 2017 primarily due to the completion of Morpheus, net with the increase for the development of various projects at City of Dreams and Studio City, including the remaining land at Studio City.
Financing Activities
Net cash provided by financing activities amounted to US$97.1 million for the year ended December 31, 2019, primarily due to (i) the proceeds from the US$900 million in aggregate principal amount of the 2019 Senior Notes due 2029, (ii) the proceeds from the US$600 million in aggregate principal amount of the 2019 Senior Notes due 2027, (iii) the proceeds from the US$600 million in aggregate principal amount of the 2019 Studio City Notes, (iv) the proceeds from the drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$550.2 million, (v) the proceeds from the US$500 million in aggregate principal amount of the 2019 Senior Notes due 2026 and (vi) net proceeds from issuance of shares of subsidiaries of US$83.2 million, which were offset in part by the (vii) repayment of the revolving credit facility under the 2015 Credit Facilities of US$1,644.0 million, (viii) the scheduled repayment and partial early repayment of the term loan under the 2015 Credit Facilities of US$386.7 million, (ix) the full repayment of the 2016 Studio City Notes due 2019 of US$350.0 million upon its maturity, (x) dividend payments of US$301.0 million, (xi) the payment of the 2012 Studio City Notes Tender Offer of US$216.5 million in aggregate principal amount and the redemption of the remaining 2012 Studio City Notes of US$208.5 million in aggregate principal amount outstanding.
Net cash used in financing activities amounted to US$340.5 million for the year ended December 31, 2018, primarily due to (i) the repurchase of shares of US$655.7 million, (ii) early partial redemption of the 2012 Studio City Notes in the amount of US$400.0 million, (iii) dividend payments of US$271.5 million, (iv) purchase of shares of a subsidiary of US$199.3 million, (v) early redemption of the remaining Philippine Notes in the amount of US$140.9 million, (vi) scheduled repayments of the term loan under the 2015 Credit Facilities and Aircraft Term Loan of US$51.7 million, which were offset in part by (vii) proceeds of US$1,095.7 million from the drawdown of the revolving credit facility under the 2015 Credit Facilities and (viii) net proceeds from issuance of shares of subsidiaries of US$277.9 million, which primarily relate to the initial public offering of a subsidiary.

Net cash used in financing activities amounted to US$1,015.9 million for the year ended December 31, 2017, primarily due to (i) dividend payments of US$821.3 million, (ii) early partial redemption of the Philippine Notes in the amount of US$144.8 million, (iii) scheduled repayments of the term loan under the 2015 Credit Facilities and Aircraft Term Loan of US$51.5 million, (iv) payments of refinancing costs and debt issuance costs of US$34.6 million primarily associated with the refinancing of the 2013 Senior Notes with the 2017 Senior Notes, which were offset in part by (v) net proceeds from issuance of shares of subsidiaries of US$30.1 million and (vi) net proceeds of US$2.6 million from the refinancing of the 2013 Senior Notes. The US$1.0 billion principal amount outstanding under the 2013 Senior Notes was refinanced by the proceeds from the US$650.0 million principal amount of the 2017 Senior Notes issued on June 6, 2017 and US$350.0 million from the partial drawdown of the revolving credit facility under the 2015 Credit Facilities. The US$350.0 million partial drawdown from the revolving credit facility under the 2015 Credit Facilities was subsequently repaid by the US$352.6 million proceeds from the issuance of the US$350.0 million principal amount of the 2017 Senior Notes issued on July 3, 2017, which priced at 100.75%.
Indebtedness
We enter into loan facilities and issue notes through our subsidiaries. The following table presents a summary of our gross indebtedness as of December 31, 2019:

As of December 31, 2019
(in thousands of US$)
2017 Senior Notes	$1,000,000
2019 Senior Notes due 2029	900,000
2016 Studio City Notes due 2021	850,000
2019 Studio City Notes	600,000
2019 Senior Notes due 2027	600,000
2019 Senior Notes due 2026	500,000
2015 Credit Facilities	1,150
2021 Studio City Senior Secured Credit Facility	128

$4,451,278

Major changes in our indebtedness during the year ended and subsequent to December 31, 2019 are summarized below.
During the year ended December 31, 2019, Melco Resorts Macau fully repaid the outstanding revolving credit facility and partially prepaid the outstanding term loan facility under the 2015 Credit Facilities. As of December 31, 2019, the outstanding principal amounts of term loan facility and revolving credit facility under the 2015 Credit Facilities are HK$8.96 million (approximately US$1.15 million) and nil, respectively. HK$9.75 billion (approximately US$1.25 billion) remains available for future drawdown in the revolving credit facility under the 2015 Credit Facilities, subject to satisfaction of certain conditions precedent. In March 2020, Melco Resorts Macau partially drew down HK$1.95 billion (approximately US$250.4 million) from the revolving credit facility under the 2015 Credit Facilities.
On January 22, 2019, Studio City Finance commenced the 2012 Studio City Notes Tender Offer. The 2012 Studio City Notes Tender Offer expired on February 4, 2019. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2012 Studio City Notes Tender Offer amounted to US$216.5 million.
On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of 2019 Studio City Notes, the net proceeds of which were used to pay the tendering noteholders from the 2012 Studio City Notes Tender Offer and to redeem all remaining outstanding amounts of the 2012 Studio City Notes, together with accrued interest, on March 13, 2019.

On April 26, 2019, Melco Resorts Finance issued US$500.0 million in aggregate principal amount of the 2019 Senior Notes due 2026, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities.
On July 17, 2019, Melco Resorts Finance issued US$600.0 million in aggregate principal amount of the 2019 Senior Notes due 2027, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities.
On November 30, 2019, Studio City Company fully repaid 2016 Studio City Notes due 2019 in aggregate principal amount of US$350.0 million, together with accrued interest, at maturity with cash on hand.
On December 4, 2019, Melco Resorts Finance issued US$900.0 million in aggregate principal amount of the 2019 Senior Notes due 2029, the net proceeds from which were used to fully repay the principal amount outstanding under the revolving credit facility and to partially prepay the principal amount outstanding under the term loan facility under the 2015 Credit Facilities.
For further details of the above indebtedness, see note 12 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the extent to which borrowings are at fixed rates, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.
Other Financing and Liquidity Matters
We may obtain financing in the form of, among other things, equity or debt, including additional bank loans or high yield, mezzanine or other debt, or rely on our operating cash flow to fund the development of our projects. We are a growing company with significant financial needs. We expect to have significant capital expenditures in the future as we continue to develop our properties, in particular, the remaining land of Studio City and City of Dreams Mediterranean.
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
As of December 31, 2019, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and operations in Cyprus totaling US$818.3 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 22 to the consolidated financial statements included elsewhere in this annual report.
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

D. TREND INFORMATION
The following trends and uncertainties may affect our operations and financial conditions:
•	The impact of the
Covid-19
outbreak, including its severity, magnitude and duration, and any recovery from such impact, which will be significantly affected by the duration of travel and visa restrictions and customer sentiment, including the length of time before customers will resume travelling and participating in entertainment and leisure activities at high-density venues, all of which are highly uncertain. The disruptions to our operations caused by the
Covid-19
outbreak have had a material adverse effect on the Company’s financial condition, operations and prospects during the first quarter of 2020. As such disruptions are ongoing, such material adverse effects will continue, and may worsen, beyond the first quarter of 2020;
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
 non-gaming
facilities are developed in the regions where our properties are located. More supply of integrated resorts in the Cotai region of Macau and in Entertainment City of the Philippines will intensify the competition in the business that we operate. Our business in Cyprus operates in a new gaming market and the market landscape is expected to be more volatile and unpredictable, especially given that our flagship project in Cyprus, City of Dreams Mediterranean, is still being developed;
•	The impact of new policies and legislation implemented by the Macau government, including travel and visa policies, anti-smoking legislation as well as policies relating to gaming table allocations and gaming machine requirements;
•	The impact of new policies and legislation implemented by the Philippine government, including potential additional licensing requirements and potential tax legislation subjecting our Philippine subsidiaries to Philippines corporate income tax, value-added tax and other tax assessments in addition to the license fees paid to PAGCOR pursuant to the Philippine License;
•	Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non-compliances
of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;
•	Enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to personal data, including, among others, collection, use and/or transmission of personal data, and as to which there may be limited precedence on their interpretation and application, may increase operating costs and/or adversely impact our ability to market to our customers and guests. In addition, any non-compliance
with such laws may result in damage of our reputation and/or subject us to lawsuits, fines and other penalties as well as restrictions on our use or transfer of data; and

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our total long-term indebtedness and other contractual obligations as of December 31, 2019 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations (1) :
2017 Senior Notes	$—	$—	$—	$1,000.0	$1,000.0
2019 Senior Notes due 2029	—	—	—	900.0	900.0
2016 Studio City Notes due 2021	—	850.0	—	—	850.0
2019 Studio City Notes	—	—	600.0	—	600.0
2019 Senior Notes due 2027	—	—	—	600.0	600.0
2019 Senior Notes due 2026	—	—	—	500.0	500.0
2015 Credit Facilities	0.2	1.0	—	—	1.2
2021 Studio City Senior Secured Credit Facility	—	0.1	—	—	0.1
Fixed interest payments	262.3	457.8	362.6	379.6	1,462.3
Finance leases (2)	42.8	95.3	100.0	434.2	672.3
Operating leases (2)	33.8	38.6	15.5	99.6	187.5
Construction costs and property and equipment retention payables	11.2	0.8	—	—	12.0
Other contractual commitments:
Construction costs and property and equipment acquisition commitments (3)	435.6	382.7	—	—	818.3
Gaming subconcession premium and gaming license fee (4)	31.3	56.1	15.7	176.4	279.5

Total contractual obligations	$817.2	$1,882.4	$1,093.8	$4,089.8	$7,883.2

(1)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.
(2)	See note 13 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.
(3)	See note 22(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction costs and property and equipment acquisition commitments.
(4)	Represents i) annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines in operation as of December 31, 2019 for our gaming subconcession in Macau, which expires in June 2022; and ii) fixed portion of gaming license fee in Cyprus which expires in June 2047. The gaming tax for gaming subconcession in Macau and the license fee for gaming licenses in the Philippines and Cyprus as disclosed in note 22(b) to the consolidated financial statements are not included in this table as the amount is variable in nature.
G. SAFE HARBOR
See “Special Note Regarding Forward-Looking Statements.”

ITEM	6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form
 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	43	Chairman, chief executive officer and director
Clarence Yuk Man Chung	57	Director
Evan Andrew Winkler	45	President and Director
Alec Yiu Wa Tsui	70	Independent non-executive director
Thomas Jefferson Wu	47	Independent non-executive director
John William Crawford	77	Independent non-executive director
Francesca Galante	44	Independent non-executive director
Geoffrey Stuart Davis	51	Executive vice president and chief financial officer
Stephanie Cheung	57	Executive vice president and chief legal officer
Akiko Takahashi	66	Executive vice president and chief of staff to Chairman and chief executive officer
Directors
Mr. Lawrence Yau Lung Ho
 was appointed as our director on December 20, 2004, and served as our co-chairman
 and chief executive officer between December 2004 and April 2016 before he was re-designated
 as chairman and chief executive officer in May 2016. Since November 2001, Mr. Ho has served as the managing director of Melco International and its chairman and chief executive officer since March 2006. In addition, Mr. Ho has been a director of SCI since July 2011. Mr. Ho has also been appointed as the chairman and director of Maple Peak Investment Inc., a company listed on the TSX Venture Exchange in Canada, since July 2016.
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
As a socially-responsible young entrepreneur in Hong Kong, Mr. Ho was selected as one of the “Ten Outstanding Young Persons Selection 2006”, organized by Junior Chamber International Hong Kong. In 2007,

he was elected as a finalist in the “Best Chairman” category in the “Stevie International Business Awards” and one of the “100 Most Influential People across Asia Pacific” by Asiamoney magazine. In 2008, he was granted the “China Charity Award” by the Ministry of Civil Affairs of the People’s Republic of China. In 2009, Mr. Ho was selected as one of the “China Top Ten Financial and Intelligent Persons” judged by a panel led by the Beijing Cultural Development Study Institute and Fortune Times and was named “Young Entrepreneur of the Year” at Hong Kong’s first Asia Pacific Entrepreneurship Awards.
Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014 and was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine for eight consecutive years since 2012, and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the eighth time in 2019.
Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and China.
Mr. Clarence Yuk Man Chung
 was appointed as our director on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of MRP since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of our subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years (including 2018) by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.
Mr. Evan Andrew Winkler
 was appointed as our director on August 3, 2016 and also our president on September 4, 2019. Mr. Winkler has served as the managing director and the president of Melco International since August 2016 and May 2018, respectively, and also a director of SCI since August 2016. Mr. Winkler has also been appointed as a director of various subsidiaries of Melco International.
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
Mr. Alec Yiu Wa Tsui
 was appointed as an independent
 non-executive
 director on December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and a member of our audit and risk committee and compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive
 director of China Blue Chemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power

International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive
director of MRP since December 2012 and a number of companies listed on the HKSE and Nasdaq, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, ATA Creativity Global since 2008, Summit Ascent Holdings Limited from March 2011 to September 2018, Kangda International Environmental Company Limited from July 2014 to April 2019, DTXS Silk Road Investment Holdings Company Limited since December 2015 and Hua Medicine since September 2018. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.
Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.
Mr. Thomas Jefferson Wu
 JP
was appointed as an independent
 non-executive
director on December 18, 2006. Mr. Wu is also the chairman of our compensation committee and a member of our audit and risk committee and nominating and corporate governance committee. Mr. Wu was the deputy chairman and managing director of Hopewell Holdings Limited, a business conglomerate which was de-listed
from the HKSE from February 2018 to May 2019. Mr. Wu has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director from June 2001 to May 2019, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June 2007, co-managing
 director from July 2007 to September 2009, managing director from October 2009 to May 2019 and deputy chairman of Hopewell Holdings Limited from February 2018 to May 2019. Mr. Wu has also been an executive director, managing director and non-executive
director of Shenzhen Investment Holdings Bay Area Development Company Limited (formerly known as Hopewell Highway Infrastructure Limited), a company listed on the HKSE, from January 2003 to April 2018, from July 2003 to April 2018 and from April 2018 to May 2018, respectively.
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
Mr. Wu is active in public service in both Hong Kong and China. Mr. Wu serves in a number of advisory roles at different levels of government. In China, Mr. Wu is a member of the 13th National Committee of the Chinese People’s Political Consultative Conference and the 11th & 12th Heilongjiang Provincial Committee of the Chinese People’s Political Consultative Conference and was a Standing Committee member and a member of the Guangzhou Municipality Huadu District Committee of the Chinese People’s Political Consultative Conference, among other public service capacities.
In Hong Kong, Mr. Wu’s major public service appointments include being a board member of The Airport Authority Hong Kong of the Hong Kong Special Administrative Region Government (the “HKSARG”), a member of the Hong Kong Tourism Board of the HKSARG, a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG, a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission, a Vice Patron of the Community Chest of Hong Kong, a deputy director of Economic Affairs Committee and a member of Friends of Hong Kong Association Limited as well as Honorary Advisor of the Hong Kong Army Cadets Association. Mr. Wu is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of

The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology, a board member of the Asian Youth Orchestra and a member of the standing committee on Disciplined Services Salaries and Conditions of Service of the HKSARG.
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
In 2006, the World Economic Forum selected Mr. Wu as a “Young Global Leader”. Mr. Wu was also awarded the “Directors of the Year Award” by the Hong Kong Institute of Directors in 2010, the “Asian Corporate Director Recognition Award” by Corporate Governance Asia in 2011, 2012 and 2013, and named the “Asia’s Best CEO (Investor Relations)” in 2012, 2013 and 2014.
Mr. John William Crawford
 JP
 was appointed as an independent
 non-executive
 director on January 12, 2017. Mr. Crawford was a member of our audit and risk committee up until March 21, 2018 when he became its chairman. He is also a member of our compensation committee and nominating and corporate governance committee. Mr. Crawford became an independent non-executive
director of Melco International, the chairman of its audit committee and nomination committee and a member of its corporate governance committee on September 13, 2019. Mr. Crawford has been the managing director of Crawford Consultants Limited and International Quality Education Limited since 1997 and 2002, respectively. Previously, Mr. Crawford was a founding partner of Ernst & Young, Hong Kong, where he acted as engagement or review partner for many public companies and banks during his 25 years in public accounting and was the chairman of the audit division and the vice chairman of the Hong Kong office of the firm prior to retiring in 1997. Mr. Crawford has extensive knowledge of accounting issues from his experience as a managing audit partner of a major international accounting firm and also has extensive operational knowledge as a result of his consulting experience. Mr. Crawford has served as an independent non-executive
 director and chairman of the audit committee of Regal Portfolio Management Limited of Regal REIT since November 2006 and as an independent non-executive
director of Entertainment Gaming Asia Inc. since November 2007 and up until his resignation on July 3, 2017. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. Mr. Crawford previously served as an independent non-executive
director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was
 E-Kong
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
Ms. Francesca Galante
 was appointed as an independent
 non-executive
 director on September 5, 2018. Ms. Galante is a member of each of our compensation committee, audit and risk committee and nominating and corporate governance committee. Ms. Galante has been the co-founder
and partner of First Growth Real Estate, a specialist advisory firm focused on real estate structured debt arranging, restructuring and special servicing throughout Continental Europe since 2010. Previously, Ms. Galante was an executive director in the real estate principal finance division at UBS Investment Bank in London. Prior to that she worked at Soros Real Estate Partners and Merrill Lynch. With 20 years of real estate investment and advisory experience in both Europe and North America, Ms. Galante has extensive experience on real estate transactions in office, hotel, residential and industrial asset classes. Ms. Galante received her Master of Science in Management from the Université Paris-Dauphine and Master of Finance from Ecole Supérieure De Commerce De Paris (now ESCP Europe).
Executive Officers
Mr. Geoffrey Stuart Davis
 is our executive vice president and chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance since 2007, when he joined our Company. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017, a director of MRP since January 2018 and the chief financial officer and a director of SCI since June 2019 and October 2018, respectively. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.
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
Ms. Akiko Takahashi
 is our executive vice president and chief of staff to Chairman and chief executive officer and she was appointed to her current role in June 2019. Prior to that, she was our executive vice president and chief officer, human resources/corporate social responsibility, and was appointed to this role in December 2008. In addition, Ms. Takahashi has been a director of SCI since October 2018. Prior to her present role, she held the title group human resources director from December 2006, when she joined our Company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006 where she conducted
 “C-level”
 executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City and where her last engagement prior to joining our Company was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for
 Shangri-la
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
Management Structure
Mr. Ho, our chairman and chief executive officer, is responsible for the day-to-day
operational leadership of our Company. Our management structure includes an executive committee which is composed of our executive officers and other senior executives including chief operating officers, property president, executive vice presidents and other business unit leaders and is responsible for formulating business strategies and considering
 day-to-day
 operational matters. On September 4, 2019, Mr. Evan Andrew Winkler, a board member of the Company, was appointed as President of the Company. Prior to September 4, 2019, all our executive officers and senior executives reported directly to Mr. Ho. Upon Mr. Winkler’s appointment as President of the Company, he assumed responsibility for the Company’s day-to-day
operational matters globally and the Company’s operational departments, chief operating officers and property president commenced reporting directly to Mr. Winkler while our executive officers and a few other senior executives, together with Mr. Winkler himself, continued to report directly to Mr. Ho.
B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$29.9 million for the year ended December 31, 2019.
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
Equity Awards
On April 1, 2019, we granted share options to acquire 4,320,498 of our ordinary shares pursuant to the 2011 Share Incentive Plan to directors and senior executive officers of our Company with exercise prices of US$8.1433 per share and 3,674,799 restricted shares with grant date fair value (closing price of the grant date) at US$8.1433 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.
In March 2020, our compensation committee approved to grant share options and restricted shares to directors and senior executive officers of our Company with the amount of the share options, and related exercise prices, and the amount of restricted shares to be determined based on the closing price of our ADSs on March 31, 2020. The options will expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.
Pension, Retirement or Similar Benefits
For the year ended December 31, 2019, we set aside or accrued approximately US$0.2 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”
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
Committees of the Board of Directors
Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Our audit committee was renamed our audit and risk committee on August 3, 2016. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest version of the compensation committee charter adopted on March 18, 2020 and the latest versions of the audit and risk committee charter and the nominating and corporate governance committee charter each adopted on March 20, 2019. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.

Audit and Risk Committee
Our audit and risk committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui, John William Crawford and Ms. Francesca Galante, and is chaired by Mr. Crawford. Each of the committee members satisfies the “independence” requirements of Rule
 10A-3
under the Securities Exchange Act of 1934, or the Exchange Act. We believe that Mr. Crawford qualifies as an “audit committee financial expert” as defined in Item 16A of Form
 20-F.
On September 13, 2019, Mr. Crawford was appointed as an independent non-executive
director of Melco International, our parent company and a related party. Since his appointment to the Melco International board, Mr. Crawford has not participated in, or voted on or consented to, any actions or matters being considered by our audit and risk committee which involved any related party transaction with Melco International. The purpose of the committee is to assist our board in overseeing and monitoring:
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
Compensation Committee
Our compensation committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui, John William Crawford and Ms. Francesca Galante, and is chaired by Mr. Wu. The purpose of the committee is to discharge the responsibilities of the board relating to compensation of our directors and our executives, including, amongst others, to design (in consultation with management), evaluate and approve the compensation plans, policies and programs for the executives and evaluate and recommend to our board for approval of the directors’ compensation.
Members of this committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any compensation committee meeting during the time when his compensation is deliberated.
The duties of the committee include:
•	overseeing the development and implementation of executive compensation programs in consultation with our management;
•	at least annually, making recommendations to our board for approval with respect to the compensation arrangements for our directors, and approving compensation arrangements for our chief executive officer and other executives;
•	at least annually, reviewing and approving our incentive compensation plans and equity grant, if any, under our share incentive plans, and overseeing the administration of these plans and discharging any responsibilities imposed on the compensation committee by any of these plans;
•	reviewing and approving the compensation payable to our executive directors and executives in connection with any loss or termination of their office or appointment;
•	reviewing and approving any benefits in kind received by any director or executives where such benefits are not provided for under the relevant employment terms;
•	reviewing executive officer and director indemnification and insurance matters;
•	overseeing our regulatory compliance with respect to compensation matters, including our policies and restrictions on compensation plans and loans to officers;
•	together with the board, evaluating the performance of the compensation committee on an annual basis;
•	at such time as it deems appropriate, reviewing and making recommendations to the Board with respect to the adoption of any share incentive plans and/or modifications to the terms thereof and carrying out of the committee’s duties and responsibilities as set forth in such share incentive plans;

•	assessing the adequacy of its charter; and
•	co-operating with the other board committees in any areas of overlapping responsibilities.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Messrs. Thomas Jefferson Wu, Alec Yiu Wa Tsui, John William Crawford and Ms. Francesca Galante, and is chaired by Mr. Tsui. The purpose of the committee is to assist our board in discharging its responsibilities regarding:
•	the identification of qualified candidates to become members and chairs of the board and its committees and to fill any such vacancies, and reviewing the appropriateness of the continued service of directors;
•	ensuring that our board meets the criteria for independence under the Nasdaq corporate governance rules and nominating directors who meet such independence criteria;
•	oversight of our compliance with legal and regulatory requirements, in particular the legal and regulatory requirements of Macau (including the relevant laws related to the gaming industry), the Cayman Islands, the SEC and Nasdaq;
•	the development and recommendation to our board of a set of corporate governance principles applicable to our Company;
•	the disclosure, in accordance with our relevant policies, of any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee; and
•	oversight of our environmental, social and governance-related risks and opportunities.
The duties of the committee include:
•	making recommendations to our board for its approval, the appointment or re-appointment
of any members of our board and the chairs and members of its committees, including evaluating any succession planning;
•	reviewing on an annual basis the appropriate skills, knowledge and characteristics required of board members and of the committees of our board, and making any recommendations to improve the performance of our board and its committees;
•	developing and recommending to our board such policies and procedures with respect to nomination or appointment of members of our board and chairs and members of its committees or other corporate governance matters as may be required pursuant to any SEC or Nasdaq rules, or otherwise considered desirable and appropriate;
•	developing a set of corporate governance principles and reviewing such principles at least annually;
•	deciding whether any material information (other than that regarding the quality or integrity of our financial statements), which is brought to its attention by the disclosure committee, should be disclosed;
•	reviewing and monitoring the training and continuous professional development of our directors and senior management;
•	developing, reviewing and monitoring the code of conduct and compliance manual applicable to employees and directors;
•	together with the board, evaluating the performance of the committee on an annual basis;
•	reviewing the environmental, social and governance-related policies and the related regular public disclosures;

•	assessing the adequacy of its charter; and
•	co-operating with the other board committees in any areas of overlapping responsibilities.
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
and
non-solicitation
restrictions during the term of his or her employment and for certain periods following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area for six months following termination of employment; (ii) solicit or seek any business orders from our customers for one year following termination of employment; or (iii) seek directly or indirectly, to solicit the services of any of our employees for one year following termination of employment. The restricted area is defined as, including but not limited to, Hong Kong, Macau, the Philippines and any other country or region in which our Company operates or intends to operate.

D. EMPLOYEES
Employees
We had 23,078, 21,413 and 19,609 employees as of December 31, 2019, 2018 and 2017, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2019, 2018 and 2017. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2019		2018		2017
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	693	3.1%	745	3.5%	747	3.8%
Altira Macau	1,686	7.3%	1,668	7.8%	1,610	8.2%
City of Dreams	8,706	37.7%	8,312	38.8%	7,202	36.7%
Corporate and centralized services	675	2.9%	676	3.1%	636	3.2%
Studio City	4,485	19.4%	4,374	20.4%	4,520	23.1%
City of Dreams Manila	5,867	25.4%	5,638	26.3%	4,894	25.0%
Cyprus Operations	965	4.2%	—	—	—	—

Total	23,078	100%	21,413	100.0%	19,609	100.0%

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

E. SHARE OWNERSHIP
Share Ownership of Directors and Members of Senior Management
The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 27, 2020.

Name	Number of ordinary shares		Approximate percentage of shareholding (1)
Lawrence Yau Lung Ho	812,729,781	(2)	55.80%
	13,386,171	(3)	0.92%
Clarence Yuk Man Chung	*		*
Evan Andrew Winkler	*		*
Alec Yiu Wa Tsui	*		*
Thomas Jefferson Wu	*		*
John William Crawford	*		*
Francesca Galante	—		—
Geoffrey Stuart Davis	*		*
Stephanie Cheung	*		*
Akiko Takahashi	*		*
Directors and executive officers as a group	831,003,260		57.05%
*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.
(1)	Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,456,547,942 ordinary shares of our Company outstanding as of March 27, 2020, (ii) the number of ordinary shares of underlying options that have vested or will vest within 60 days after March 27, 2020 and (iii) the number of restricted shares that will vest within 60 days after March 27, 2020, each as held by such person as of that date.
(2)	Represents 812,729,781 ordinary shares beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the HKSE. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 55.52% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details.

(3)	Comprises 5,200,518 restricted shares vested and 3,588,672 shares acquired from exercise of options and 4,596,981 share options granted under the 2006 and 2011 Share Incentive Plans and vested in Mr. Lawrence Ho as of March 27, 2020. The following table summarizes, as of March 27, 2020, the outstanding options and restricted shares (including 4,596,981 vested but unexercised share options and excluding 5,200,518 vested restricted shares) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Last exercisable date and expiration date of share options	Exercise price of share options per share /Fair value of restricted shares at grant date per share (US$)		Number of underlying shares outstanding
Lawrence Yau Lung Ho	Share options	March 23, 2011	March 22, 2021	1.7537	+	1,446,498
	Share options	March 29, 2012	March 28, 2022	3.9270	+	474,399
	Share options	May 10, 2013	May 9, 2023	5.3163	+	362,610
	Share options	March 28, 2014	March 27, 2024	5.3163	+	320,343
	Share options	March 30, 2015	March 29, 2025	5.3163	+	690,291
	Share options	March 18, 2016	March 17, 2026	5.3163	+	1,302,840
	Share options	March 31, 2017	March 30, 2027	6.18		1,470,000
	Share options	April 2, 2018	April 1, 2028	9.40		1,470,000
	Restricted shares	March 31, 2017	N/A	6.18		631,470
	Restricted shares	March 29, 2018	N/A	9.66		531,381
	Restricted shares	April 1, 2019	N/A	8.1433		1,227,228
				Total		9,927,060
+	With effect from March 18, 2016, the exercise price of all outstanding share options awarded in 2013, 2014 and 2015 under the 2011 Share Incentive Plan were reduced and the vesting schedule of such outstanding share options was extended. In addition, on February 10, 2017, we reduced the exercise price of all outstanding and unexercised options granted prior to January 19, 2017 by approximately US$0.4404 per share (equivalent to approximately US$1.3212 per ADS) as a result of our declaration of special dividends in January 2017. Further on March 31, 2017, we reduced the exercise price of certain share options outstanding as of such date by approximately US$0.3293 per share (equivalent to approximately US$0.988 per ADS) reflecting prior special dividends. The adjustments to the option exercise prices in 2017 were made as required by our 2006 Share Incentive Plan and 2011 Share Incentive Plan.
None of our directors or executive officers who are shareholders have different voting rights from other shareholders of our Company.
Share Incentive Plans
We adopted the 2006 Share Incentive Plan, 2011 Share Incentive Plan and MRP Share Incentive Plan. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan. As of December 31, 2019, all share options and restricted shares granted under the 2006 Share Incentive Plan had vested.
2011 Share Incentive Plan
We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “HKSE”) following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. and the subsequent cancellation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the HKSE rules shall automatically lapse to the extent the requirements under the HKSE rules are no longer applicable to us. The maximum aggregate number of shares which may be issued pursuant to all awards is 100,000,000 shares and the plan will expire ten years from December 7, 2011. As of December 31, 2019, we have granted (i) share options to subscribe for a total of 26,691,216 shares and (ii) restricted shares in respect of a total of 15,446,730 shares pursuant to the 2011 Share Incentive Plan. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.
The following paragraphs describe the principal terms included in the current 2011 Share Incentive Plan.
Types of Awards
. The awards that may be granted under the plan include options, incentive share options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.
Eligible Participants
. We may grant awards to directors, employees and consultants of our Company, any parent or subsidiary of our Company, or any of our related entities that our board designates as a related entity for the purposes of the 2011 Share Incentive Plan. Our compensation committee may, from time to time, select from among all eligible individuals, those to whom awards shall be granted and shall determine the nature and amount of each award.
Option Periods and Payments
. Our compensation committee may in its discretion determine, subject to the plan expiration period, the period within which shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; the amount, if any, payable on application or acceptance of the option.
Plan Administration
. Our compensation committee will administer the 2011 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award granted. The compensation committee’s decisions are final, binding, and conclusive for all purposes and upon all parties.
Award Agreement
. Awards granted will be evidenced by an award agreement that sets forth the terms, conditions and limitations for each award.
Exercise Price
. Our compensation committee may determine the exercise price or purchase price, if any, of any award.
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
Change in Control and Corporate Transactions
. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a change of control of our Company, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 12 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.
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
Vesting Schedule
. In general, our compensation committee determined, or the award agreement would specify, the vesting schedule.
MRP Share Incentive Plan
Apart from the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, our subsidiary, MRP adopted the MRP Share Incentive Plan in June 2013.
In December 2018, we completed the tender offer for common shares of MRP at the tender offer price of PHP7.25 per MRP Share to acquire a total of 1,338,477,668 shares from other minority shareholders of MRP and, together with an additional of 107,475,300 shares acquired on or after December 6, 2018, increased our equity interest in MRP from approximately 72.8% immediately prior to the announcement of the tender offer to approximately 97.9%.
As MRP’s public ownership has fallen below the minimum requirement of the Philippine Stock Exchange, trading of its shares on the Philippine Stock Exchange has been suspended since December 10, 2018. In accordance with the rules of the Philippine Stock Exchange, MRP has been involuntarily delisted from the Philippine Stock Exchange due to MRP’s public ownership having fallen below the minimum requirement of the Philippine Stock Exchange for more than six months.
During the year ended December 31, 2019, in view of the then possible and subsequent delisting of MRP, no equity awards were granted under the MRP Share Incentive Plan and MRP has also retired all outstanding awards under the MRP Share Incentive Plan, including the unvested MRP restricted shares and both the unvested and vested but unexercised MRP share options by the payment of cash to the relevant grantees.

ITEM	7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares as of March 27, 2020 by all persons who are known to us to be the beneficial owners of 5% or more of our issued share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	812,729,781	55.80
Capital Research Global Investors (4)	112,281,090	7.71
BlackRock, Inc. (5)	91,447,425	6.28
EuroPacific Growth Fund (6)	81,804,750	5.62
(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.
(2)	The address of Melco International and Melco Leisure is The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.
(3)	812,729,781 ordinary shares are beneficially owned by Mr. Lawrence Ho through Melco Leisure as of March 27, 2020. As of March 27, 2020, Mr. Lawrence Ho, our chairman, chief executive officer and director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 54,033,132 ordinary shares of Melco International, representing approximately 3.57% of the total issued shares of Melco International. In addition, 120,333,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 297,851,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 53,491,345 ordinary shares of Melco International are held by Mighty Dragon Developments Limited and 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc., representing approximately 7.94%, 19.66%, 3.53% and 0.10% of the total issued shares of Melco International, all of which companies are owned by Mr. Ho, and/or persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 309,476,187 ordinary shares of Melco International, representing 20.43% of the total issued shares of Melco International. Moreover, Ms. Lo Sau Yan, Sharen, the spouse of Mr. Ho, personally holds 4,212,102 ordinary shares of Melco International, representing 0.28% of the total issued shares of Melco International. Therefore, we believe that Mr. Ho holds an aggregate of 840,963,396 ordinary shares of Melco International, representing approximately 55.52% of the total issued shares of Melco International, including beneficial interest, interest of his controlled corporations, interest of his spouse and interest of a trust in which he is one of the beneficiaries and taken to have interest by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Melco Leisure is a wholly-owned subsidiary of Melco International.
(4)	Reflects 112,281,090 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2019 and is based on the information contained in the amended Schedule 13G filed by Capital Research Global Investors with the SEC on February 14, 2020. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.
(5)	Reflects 91,447,425 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2019 and is based on the information contained in the Schedule 13G filed by BlackRock, Inc. with the SEC on February 7, 2020. The address of BlackRock, Inc. is 55 East 52 nd
Street, New York, NY 10055.
(6)	Reflects 81,804,750 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2018 and is based on the information contained in the Schedule 13G filed by

EuroPacific Growth Fund with the SEC on February 14, 2019. According to information reported therein, the 81,804,750 ordinary shares may also be reflected in a filing made by Capital Research Global Investors, Capital International Investors, and/or Capital World Investors. The address of EuroPacific Growth Fund is 333 South Hope Street Los Angeles, California 90071.
In May 2016, we repurchased 155 million ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$800.8 million. Following completion of the repurchase and cancellation of such shares, Melco International became our single largest shareholder. In December 2016, Crown Asia Investments Pty, Ltd. sold 40,925,499 ordinary shares of our Company in an underwritten offering and, concurrently, entered into cash-settled swap transactions relating to a fixed number of our ordinary shares. In February 2017, the privately-negotiated sale by Crown Asia Investments Pty, Ltd. to Melco Leisure, through which Melco Leisure purchased 198,000,000 of our ordinary shares from Crown Asia Investments Pty, Ltd., closed and Melco International became our majority shareholder. In connection with a credit facility entered into by, among others, Melco International in relation to such acquisition, Melco Leisure has pledged 452,057,472 ordinary shares of our Company held by it. In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$1.2 billion, and such shares repurchased by us were subsequently cancelled by us.
As of December 31, 2019, a total of 1,456,547,942 ordinary shares were outstanding, of which 643,278,131 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.
None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.
See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.
B. RELATED PARTY TRANSACTIONS
For discussion of significant related party transactions we entered into during the years ended December 31, 2019, 2018 and 2017, see note 23 to the consolidated financial statements included elsewhere in this annual report.
Employment Agreements
We have entered into employment agreements with key management and personnel of our Company and our subsidiaries. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”
Equity Incentive Plans
See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”

Transactions with Melco International in Relation to Cyprus Prior to the Completion of the Cyprus Acquisition
Prior to our acquisition of ICR Cyprus, we provided certain planning, designing, construction and other services to Melco International and its subsidiaries that, at that time, were not our subsidiaries in connection with the City of Dreams Mediterranean project and the launch and operation of the temporary and satellite casinos. In addition, we also entered into agreements and other arrangements with Melco International, or subsidiaries of Melco International that, at that time, were not our subsidiaries, in relation to the management and operation of the City of Dreams Mediterranean project, including the management and operation of the temporary and satellite casinos.    For the year ended December 31, 2019, we received service fee income of US$1.1 million from Melco International for the provision of certain services for the City of Dreams Mediterranean project from January 1, 2019 to July 31, 2019.
Acquisition of 75% Equity Interest in ICR Cyprus from Melco International
On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus from Melco International and, in consideration, issued 55.5 million ordinary shares to Melco International, or 4.0% of the Company’s outstanding shares as of June 24, 2019. A special committee of the Company’s Board of Directors comprised solely of independent directors considered the acquisition and unanimously approved the transaction. The special committee engaged independent financial and legal advisors to assist in its evaluation process. The acquisition was also approved by the Audit and Risk Committee of the Company.
Transactions with EHY Construction
EHY Construction and Engineering Company Limited, or EHY Construction, is a subsidiary of MECOM Power and Construction Limited, or MECOM. We have had a working relationship with MECOM for over ten years, commencing with the development of City of Dreams. In June 2017, our chairman and chief executive officer, Mr. Ho, acquired a 29.4% equity interest in MECOM. Mr. Ho’s equity interest in MECOM was approximately 20% immediately prior to the disposal of all of his equity interest in MECOM on December 10, 2019 following which he no longer held any equity interest in MECOM. MECOM, through its subsidiary, EHY Construction, continues to provide certain services in relation to our properties in Macau, including but not limited to structural steelwork, construction, fitting-out
 and renovation work, facility management and repair and maintenance. In July 2018, we entered into a term contract with EHY Construction pursuant to which EHY Construction agreed to provide certain services to us, including but not limited to structural steelworks, civil engineering construction and fitting out and renovation works for certain of our properties in Macau for a term of three years. The performance by EHY Construction of these services under the term contract is subject to (i) individual work orders as may be issued by us to EHY Construction from time to time; and (ii) the maximum aggregate contract amount of HK$600 million (equivalent to approximately US$77.0 million). During the period from January 1, 2019 to December 10, 2019, the amount incurred for the services provided by EHY Construction was US$16.4 million.
C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8.	FINANCIAL INFORMATION
A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings
We are currently a party to certain legal and administrative proceedings which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a significant adverse effect on our business, financial condition or results of operations.
Dividend Policy
In February 2019, our board amended our quarterly dividend policy to one targeting a quarterly cash dividend of US$0.0517 per ordinary share of the Company (equivalent to US$0.1551 per ADS), subject to our ability to pay dividends from our accumulated and future earnings, cash availability and future commitments. In February 2019 and May 2019, we declared a quarterly dividend of US$0.0517 per ordinary share of the Company (equivalent to US$0.1551 per ADS) to our shareholders whose names appeared on our register of members as of the close of business on March 4, 2019 and May 20, 2019, respectively.
In July 2019, our board amended our quarterly dividend policy to one targeting a quarterly cash dividend of US$0.05504 per ordinary share of the Company (equivalent to US$0.16512 per ADS), subject to our ability to pay dividends from our accumulated and future earnings, cash availability and future commitments. In July 2019 and October 2019, we declared a quarterly dividend of US$0.05504 per ordinary share of the Company (equivalent to US$0.16512 per ADS) to our shareholders whose names appeared on our register of members as of the close of business on August 5, 2019 and November 12, 2019, respectively.
In February 2020, we declared a quarterly dividend of US$0.05504 per ordinary share of the Company (equivalent to US$0.16512 per ADS) to our shareholders whose names appeared on our register of members as of the close of business on March 2, 2020.
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
Under the Cayman Companies Law, subject to the provisions of our amended and restated memorandum and articles of association adopted on March 29, 2017, the share premium account of our

Company may be applied to pay distributions or dividends to shareholders, provided that immediately following the date the distribution or dividend is proposed to be paid, we are able to pay our debts as they fall due in the ordinary course of business.
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
Such shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue these preference shares, the price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be materially and adversely affected.
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
 20-F.
D. EXCHANGE CONTROLS
With regard to our operations in Macau, no foreign exchange controls exist in Macau and Hong Kong and there is a free flow of capital into and out of Macau and Hong Kong. There are no restrictions on remittances of H.K. dollar or any other currency from Macau and Hong Kong to persons not resident in Macau and Hong Kong for the purpose of paying dividends or otherwise. No foreign exchange controls exist in the Cayman Islands.
With regard to our operations in the Philippines, the Philippines has been liberalizing foreign exchange controls in the country, and has adopted a floating exchange rate regime. In any event, the Philippine peso still fluctuates against the H.K. dollar and the U.S. dollar from time to time. Although there are no restrictions or limits on the amounts of the Philippine peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of the Philippine peso in excess of PHP10,000 must be with prior authorization of BSP, while foreign currency in excess of US$10,000 or its equivalent must be declared to the Bureau of Customs Desk at the airport upon arrival or before departure, as the case may be.
With regard to our operations in Cyprus, no foreign exchange controls exist and there is a free flow of capital into and out of Cyprus. There are no restrictions on remittances of Euros or any other currency from Cyprus to persons not resident in Cyprus for the purpose of paying dividends or otherwise. There are no restrictions on the import or export of local or foreign currency. However, amounts exceeding EUR10,000 in cash (or its equivalent) or in gold must be declared at the Customs and Excise department desk at the airport upon departure, regardless of whether traveling to or from a country inside or outside the European Union.
E. TAXATION
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the
Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.
No stamp duty is payable in respect of the issue of our ordinary shares or on an instrument of transfer in respect of our ordinary shares.
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
The following discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances or to holders subject to particular rules, including:
•	banks;

•	certain financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark to market;
•	U.S. expatriates and certain former citizens or long-term residents of the United States;
•	tax-exempt entities;
•	persons holding ADSs or ordinary shares as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of our stock by vote or value;
•	persons subject to special tax accounting rules as a result of any item of gross income with respect to ADSs or ordinary shares being taken into account in an “applicable financial statement” (as defined in the Code);
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;
•	persons that hold ADSs or ordinary shares through a permanent establishment or fixed base outside the United States; or
•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.
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
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person for U.S. federal income tax purposes.
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
 ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of a reduced tax rate for any dividends received by certain non-corporate
 U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our Company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.
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
Passive Foreign Investment Company
Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2019. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A
 non-U.S.
 corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.
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
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for that year and for all succeeding years during which you hold ADSs or ordinary shares (regardless of whether we continue to meet the tests described above), unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC. You are urged to consult your tax advisor about this election.
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
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other taxable year will be subject to tax at the highest income tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
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
 The Company does not assume responsibility for backup withholding. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
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
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and equity prices.
Foreign Exchange Risk
Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollar. The majority of our revenues are denominated in H.K. dollar, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Pataca, H.K. dollar and the Philippine peso. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes and the Studio City Notes, and certain expenses, have been and are denominated in U.S. dollar, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollar. We also have a certain portion of our assets and liabilities denominated in the Philippine peso and the Euro.
The value of the H.K. dollar, Pataca, the Philippine peso and the Euro against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged,
de-linked
or otherwise modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, Pataca, the Philippine peso or the Euro to U.S. dollar may have a material adverse effect on our revenues and financial condition.
We accept foreign currencies from our customers and as of December 31, 2019, in addition to H.K. dollar, Pataca and the Philippine peso and the Euro, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.
We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day
operations during the year ended December 31, 2019. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.
See note 12 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2019.
Major currencies in which our cash and bank balances (including restricted cash) held as of December 31, 2019 were U.S. dollar, H.K. dollar, the Philippine peso, the Euro and Pataca. Based on the cash and bank balances as of December 31, 2019, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$13.7 million for the year ended December 31, 2019.
Interest Rate Risk
Our exposure to interest rate risk is associated with our indebtedness bearing interest based on floating rates. We attempt to manage interest rate risk by managing the mix of long-term fixed rate borrowings and variable rate borrowings and we may supplement by hedging activities in a manner we deem prudent. We cannot be sure that these risk management strategies have had the desired effect, and interest rate fluctuations could have a negative impact on our results of operations.
As of December 31, 2019, we are subject to fluctuations in HIBOR and LIBOR as a result of our 2015 Credit Facilities and 2021 Studio City Senior Secured Credit Facility. As of December 31, 2019, almost all of our total indebtedness was based on fixed rates. Based on our December 31, 2019 indebtedness level, an assumed 100 basis point change in HIBOR and LIBOR would be immaterial.
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

Equity Price Risk
Our exposure to equity price risk is associated with our investments in marketable equity securities which is primarily our investment in a 9.99% ownership interest in Crown Resorts. We have not engaged in hedging transactions with respect to equity price exposure. As of December 31, 2019, the balance of our investment in the 9.99% ownership interest in Crown Resorts which carried at fair value was US$568.9 million. An assumed 20% change in the share price of Crown Resorts would cause a gain or loss of marketable equity securities of approximately US$113.8 million for the year ended December 31, 2019.
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
Fees and Other Payments Made by the Depositary to Us
In 2019, we received approximately US$10.0 million (after tax) reimbursement from the depositary in connection with our ADS facility, which included US$7.0 million (after tax)
up-front
payment in relation to such ADS facility.
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
Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2019. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Based on this assessment, management concluded that, as of December 31, 2019, our Company’s internal control over financial reporting is effective based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our Company’s internal control over financial reporting as of December 31, 2019, has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules
 13a-15(f)
 and
 15d-15(f)
 under the Exchange Act) during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.
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
Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on December 4, 2019 to reflect that our Chief Risk Officer is also our Ethical Business Adviser. We have posted our current code of business conduct and ethics on our website at www.melco-resorts.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.
ITEM	16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2019	2018
	(In thousands of US$)
Audit fees (1)	$2,133	$1,609
Audit-related fees (2)	393	311
Tax fees (3)	298	282
All other fees (4)	183	240
(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.
(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with (i) the issuance of the 2019 Senior Notes due 2026, 2019 Senior Notes due 2027, and 2019 Senior Notes due 2029 in 2019; (ii) the issuance of the 2019 Studio City Notes in 2018; and (iii) the registration statement on Form
F-1
for an initial public offering of SCI in 2018.
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
For the years ended December 31, 2019 and 2018, none of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of Rule
 2-01
 of Regulation
S-X,
respectively.
ITEM	16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM	16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
No purchase of equity security in the Company was made by or on behalf of the Company or any affiliated purchaser in the fiscal year ended December 31, 2019.

In March 2020, we repurchased 9,446,472 ordinary shares at an average price of approximately US$4.75 per ordinary share under the share repurchase program we announced in November 2018. The maximum dollar value of ordinary shares that may yet be purchased under the share repurchase program announced in November 2018 is approximately US$298.8 million.
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

2.18
Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.3 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.19
Second Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, Deutsche Bank Trust Company Americas, as trustee, Studio City (HK) Two Limited, as a new guarantor, Studio City Investments Limited, as parent guarantor and the subsidiary guarantors parties thereto, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

2.20
Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.4 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.21
Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.5 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.22
Second Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 2.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

2.23
Intercreditor Agreement among Studio City Company Limited, the guarantors of the 5.875% Senior Secured Notes due 2019 and 7.250% Senior Secured Notes due 2021, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 99.6 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.24
Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.25
Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% Senior Notes due 2025 (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

Exhibit Number	Description of Document

2.26
Termination of Amended and Restated Shareholders’ Deed Relating to Melco Resorts & Entertainment Limited, dated May 8, 2017, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 2.26 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.27
Indenture among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Notes due 2024 (incorporated by reference to Exhibit 2.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

2.28*	Indenture dated April 26, 2019 relating to Melco Resorts Finance Limited’s 5.250% 2019 Senior Notes due 2026

2.29*	Indenture dated July 17, 2019 relating to Melco Resorts Finance Limited’s 5.625% 2019 Senior Notes due 2027

2.30*	Indenture dated December 4, 2019 relating to Melco Resorts Finance Limited’s 5.375% 2019 Senior Notes due 2029

2.31*	Description of Registrant’s Securities

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

Exhibit Number	Description of Document

4.17
Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.18
Share Repurchase Agreement dated May 4, 2016 between the Registrant and Crown Asia Investments Pty Ltd. (incorporated by reference to Exhibit 99.8 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.19
Purchase Agreement among Studio City Company Limited, as issuer, Studio City Investments Limited as parent guarantor, and subsidiary guarantors as specified therein regarding the 5.875% Senior Secured Notes due 2019 and the 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.10 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.20
Underwriting Agreement, dated December 15, 2016, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters and the dealers named therein (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

4.21
Underwriting Agreement, dated May 8, 2017, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

4.22
Share Repurchase Agreement, dated May 8, 2017, among Melco Resorts & Entertainment Limited, Crown Asia Investments Pty. Ltd. and Crown Resorts Limited (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

4.23
Purchase Agreement, dated May 25, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Merrill Lynch International, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% Senior Notes due 2025 (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.24
Purchase Agreement, dated June 27, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Deutsche Bank AG Singapore Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% Senior Notes due 2025 (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.25
Amended and Restated Shareholders’ Agreement, entered into among MCO Cotai Investments Limited, New Cotai, LLC, the Company and SCI in relation to SCI (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

4.26
Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

Exhibit Number	Description of Document

4.27*
Purchase Agreement, dated April 17, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited regarding the 5.250% 2019 Senior Notes due 2026

4.28*
Purchase Agreement, dated May 30, 2019, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the acquisition of 135.35 million shares of Crown Resorts Limited from CPH Crown Holdings Pty Limited for a price of AUD13.00 per share of Crown Resorts Limited

4.29*
Purchase Agreement, dated June 24, 2019, between Melco Resorts & Entertainment Limited and Melco International Development Limited regarding the acquisition of 75% equity interest in ICR Cyprus Holdings Limited from Melco International Development Limited

4.30*
Purchase Agreement, dated July 10, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited, Mizuho Securities Asia Limited and Morgan Stanley & Co. LLC regarding the 5.625% 2019 Senior Notes due 2027

4.31**
Shareholders’ Agreement, dated July 31, 2019, between The Cyprus Phassouri (Zakaki) Limited, MCO Europe Holdings (NL) B.V., ICR Cyprus Holdings Limited and Melco Resorts & Entertainment Limited relating to ICR Cyprus Holdings Limited

4.32*
Amendment Agreement, dated August 28, 2019, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the amendment of the Purchase Agreement entered into between the parties on May 30, 2019

4.33*
Purchase Agreement, dated November 26, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Morgan Stanley & Co. LLC, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited and regarding the 5.375% 2019 Senior Notes due 2029

4.34*
Termination Agreement, dated February 6, 2020, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the termination of the acquisition of 67,675,000 shares of Crown Resorts Limited under the Purchase Agreement (as amended on August 28, 2019) entered into between the parties on May 30, 2019

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Ernst & Young

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*	Filed with this annual report on Form 20-F
**	Certain confidential information contained in this exhibit has been omitted because it is both (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
 20-F
 and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: March 31, 2020	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2020 expressed an unqualified opinion thereon.
Adoption of New Accounting Standards
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases using the modified retrospective approach in the year ended December 31, 2019 and its method for accounting for revenue from contracts with customers using the modified retrospective approach in the year ended December 31, 2018.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability of casino accounts receivable

Description of the Matter
At December 31, 2019, the Company’s allowance for doubtful debts with respect to accounts receivable was US$233 million, primarily related to casino accounts receivable. As discussed in the Company’s accounting policy in note 2 to the consolidated financial statements, the allowance for casino doubtful debts is estimated based on specific reviews of customer accounts, management’s experience with collection trends in the casino industry and current economic and business conditions. The Company evaluates the allowance for casino doubtful debts on a regular basis and adjusts the allowance based on changes in the customers’ circumstances and other available information.

Auditing management’s allowance for casino doubtful debts was highly judgmental due to the significant estimation in evaluating the customers’ ability to repay amounts owed. The Company considers the age of the debts, collection history and customers’ financial condition to quantify the probability and magnitude of losses. This in turn led to significant auditor judgment, subjectivity and effort in evaluating management’s estimates.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s allowance for casino doubtful debts estimation process. For example, we tested the controls over the granting of credits and the collection process. We also tested management’s review controls over the assessment of the collectability and the allowance for casino doubtful debts.

To test the allowance for casino doubtful debts, we performed the following audit procedures, among others, on a sample of casino accounts receivable. We obtained evidence related to collection history and correspondence with the customers. We examined publicly available information on the customers’ financial condition and performed confirmation procedures with the customers. We evaluated the Company’s use of this information in establishing the allowance for casino doubtful debts, and examined subsequent settlements, if any.

In addition, we evaluated the overall allowance for casino doubtful debts by performing a retrospective analysis of the Company’s historical estimates, which consisted of comparing the Company’s estimates to subsequent settlements and write-offs.

/s/ Ernst & Young
We have served as the Company’s auditor since 2017.
Hong Kong
March 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on Internal Control over Financial Reporting
We have audited Melco Resorts & Entertainment Limited’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Melco Resorts & Entertainment Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and our report dated March 31, 2020 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young
Hong Kong
March 31, 2020

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
		(As adjusted)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,394,982	$1,472,423
Investment securities	49,369	91,598
Restricted cash	37,390	48,037
Accounts receivable, net	284,333	242,089
Amounts due from affiliated companies	442	87,394
Inventories	43,959	41,093
Prepaid expenses and other current assets	84,197	95,176

Total current assets	1,894,672	2,077,810

PROPERTY AND EQUIPMENT, NET	5,723,909	5,784,343

GAMING SUBCONCESSION, NET	141,440	197,533

INTANGIBLE ASSETS, NET	31,628	31,454

GOODWILL	95,620	81,376

LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	176,478	186,708

INVESTMENT SECURITIES	568,936	—

RESTRICTED CASH	130	129

DEFERRED TAX ASSETS	3,558	2,992

OPERATING LEASE RIGHT-OF-USE ASSETS	111,043	—

LAND USE RIGHTS, NET	741,008	759,651

TOTAL ASSETS	$9,488,422	$9,121,996

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$21,882	$25,003
Accrued expenses and other current liabilities	1,420,516	1,671,630
Income tax payable	8,516	4,903
Operating lease liabilities, current	33,152	—
Finance lease liabilities, current	39,725	34,659
Current portion of long-term debt, net	146	395,547
Amounts due to affiliated companies	1,523	15,186

Total current liabilities	1,525,460	2,146,928

LONG-TERM DEBT, NET	4,393,985	3,665,370

OTHER LONG-TERM LIABILITIES	18,773	29,286

DEFERRED TAX LIABILITIES	56,677	54,746

OPERATING LEASE LIABILITIES, NON-CURRENT	88,259	—

FINANCE LEASE LIABILITIES, NON-CURRENT	262,040	253,374

TOTAL LIABILITIES	$6,345,194	$6,149,704

COMMITMENTS AND CONTINGENCIES (Note 2 2 )

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS - continued
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2019	2018
		(As adjusted)
SHAREHOLDERS’ EQUITY
Ordinary shares, par value $ 0.01 ; 7,300,000,000 shares authorized; 1,456,547,942 a nd 1,538,500,172 shares issued; 1,437,328,096 and 1,435,263,001 shares outstanding, respectively	$14,565	$15,385
Treasury shares, at cost; 19,219,846 and 103,237,171 shares, respectively	(90,585)	(657,389)
Additional paid-in capital	3,178,579	3,715,579
Accumulated other comprehensive losses	(18,803)	(59,332)
Accumulated losses	(644,788)	(716,966)

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,438,968	2,297,277
Noncontrolling interests	704,260	675,015

Total equity	3,143,228	2,972,292

TOTAL LIABILITIES AND EQUITY	$9,488,422	$9,121,996

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2019	2018	2017
		(As adjusted)	(As adjusted)
OPERATING REVENUES
Casino	$4,976,686	$4,496,625	$4,937,597
Rooms	349,908	311,028	271,500
Food and beverage	235,120	204,171	184,979
Entertainment, retail and other	175,087	177,118	203,763

Gross revenues	5,736,801	5,188,942	5,597,839
Less: promotional allowances	—	—	(313,016)

Net revenues	5,736,801	5,188,942	5,284,823

OPERATING COSTS AND EXPENSES
Casino	(3,266,736)	(3,001,310)	(3,374,013)
Rooms	(89,778)	(78,377)	(32,641)
Food and beverage	(181,456)	(161,184)	(57,927)
Entertainment, retail and other	(99,945)	(92,449)	(88,268)
General and administrative	(559,480)	(505,930)	(467,136)
Payments to the Philippine Parties	(57,428)	(60,778)	(51,661)
Pre-opening costs	(4,847)	(55,390)	(5,331)
Development costs	(57,433)	(23,029)	(31,115)
Amortization of gaming subconcession	(56,841)	(56,809)	(57,237)
Amortization of land use rights	(22,659)	(22,646)	(22,817)
Depreciation and amortization	(571,705)	(488,446)	(460,521)
Property charges and other	(20,815)	(29,147)	(31,616)

Total operating costs and expenses	(4,989,123)	(4,575,495)	(4,680,283)

OPERATING INCOME	747,678	613,447	604,540

NON-OPERATING INCOME (EXPENSES)
Interest income	9,311	5,471	3,580
Interest expenses, net of capitalized interest	(310,102)	(264,880)	(255,764)
Loan commitment and other finance fees	(2,738)	(4,630)	(6,079)
Foreign exchange (losses) gains, net	(10,756)	(10,497)	12,781
Other (expenses) income, net	(23,914)	3,684	5,282
Loss on extinguishment of debt	(6,333)	(3,461)	(49,337)
Costs associated with debt modification	(579)	—	(2,793)

Total non-operating expenses, net	(345,111)	(274,313)	(292,330)

INCOME BEFORE INCOME TAX	402,567	339,134	312,210
INCOME TAX (EXPENSE) CREDIT	(8,339)	(238)	10

NET INCOME	394,228	338,896	312,220
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(21,055)	1,403	32,608

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$373,173	$340,299	$344,828

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS - continued
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2019	2018	2017
		(As adjusted)	(As adjusted)
NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.260	$0.226	$0.232

Diluted	$0.258	$0.224	$0.230

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,436,569,083	1,506,551,789	1,484,379,459

Diluted	1,443,447,422	1,516,410,062	1,496,068,459

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
		(As adjusted)	(As adjusted)
Net income	$394,228	$338,896	$312,220
Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	48,734	(48,900)	(746)
Unrealized losses on investment securities, before and after tax	—	—	(1,150)

Other comprehensive income (loss)	48,734	(48,900)	(1,896)

Total comprehensive income	442,962	289,996	310,324
Comprehensive (income) loss attributable to noncontrolling interests	(29,260)	16,431	32,662

Comprehensive income attributable to Melco Resorts & Entertainment Limited	$413,702	$306,427	$342,986

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Retained Earnings (Accumulated losses)	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount
BALANCE AT JANUARY 1, 2017	1,475,924,523	$14,759	(10,823,770)	$(108)	$2,783,062	$(24,768)	$570,925	$479,544	$3,823,414
Net income for the year (As adjusted)	—	—	—	—	—	—	344,828	(32,608)	312,220
Foreign currency translation adjustments	—	—	—	—	—	(692)	—	(54)	(746)
Unrealized losses on investment securities	—	—	—	—	—	(1,150)	—	—	(1,150)
Share-based compensation	—	—	—	—	17,164	—	—	141	17,305
Shares issued	165,303,543	1,653	—	—	1,161,533	—	—	—	1,163,186
Retirement of repurchased shares	(165,303,544)	(1,653)	—	—	(204,533)	—	(957,000)	—	(1,163,186)
Shares issued for future vesting of restricted shares and exercise of share options	2,504,721	25	(2,504,721)	(25)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	950,320	9	(9)	—	—	—	—
Exercise of share options	—	—	3,363,159	34	2,622	—	—	—	2,656
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	29	—	—	143	172
Acquisition of ICR Cyprus (as disclosed in Note 25)	55,500,738	555	—	—	192,304	—	—	64,285	257,144
Dividends declared ($ 0.5604 per share)	—	—	—	—	(88,063)	—	(733,265)	—	(821,328)

BALANCE AT DECEMBER 31, 2017 (As adjusted)	1,533,929,981	15,339	(9,015,012)	(90)	3,864,109	(26,610)	(774,512)	511,451	3,589,687
Cumulative-effect adjustment upon adoption of new standard on equity investments	—	—	—	—	—	1,150	(1,150)	—	—
Cumulative-effect adjustment upon adoption of New Revenue Standard	—	—	—	—	—	—	(11,286)	(1,684)	(12,970)
Net income for the year (As adjusted)	—	—	—	—	—	—	340,299	(1,403)	338,896
Foreign currency translation adjustments (As adjusted)	—	—	—	—	—	(33,872)	—	(15,028)	(48,900)
Share-based compensation	—	—	—	—	24,830	—	—	(55)	24,775
Reclassification of share-based compensation plan from equity-settled to cash-settled	—	—	—	—	(505)	—	—	—	(505)
Shares repurchased by the Company	—	—	(96,571,065)	(657,322)	—	—	—	—	(657,322)
Shares issued for future vesting of restricted shares and exercise of share options	4,570,191	46	(4,570,191)	(46)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	2,115,809	21	(58)	—	—	—	(37)
Exercise of share options	—	—	4,803,288	48	1,834	—	—	—	1,882
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(141,572)	—	—	(57,695)	(199,267)
Changes in shareholdings of Studio City International	—	—	—	—	(31,845)	—	—	239,429	207,584
Dividends declared ($ 0.1867 per share)	—	—	—	—	(1,214)	—	(270,317)	—	(271,531)

BALANCE AT DECEMBER 31, 2018 (As adjusted)	1,538,500,172	15,385	(103,237,171)	(657,389)	3,715,579	(59,332)	(716,966)	675,015	2,972,292
Net income for the year	—	—	—	—	—	—	373,173	21,055	394,228
Foreign currency translation adjustments	—	—	—	—	—	40,529	—	8,205	48,734
Share-based compensation	—	—	—	—	30,815	—	—	10	30,825
Reclassification of share-based compensation plan from equity-settled to cash-settled	—	—	—	—	(4,619)	—	—	(84)	(4,703)
Retirement of repurchased shares	(81,952,230)	(820)	81,952,230	557,818	(556,998)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,398,840	6,593	(6,616)	—	—	—	(23)
Exercise of share options	—	—	666,255	2,393	448	—	—	—	2,841
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(30)	—	—	59	29
Dividends declared ($ 0.21348 per share)	—	—	—	—	—	—	(300,995)	—	(300,995)

BALANCE AT DECEMBER 31, 2019	1,456,547,942	$14,565	(19,219,846)	$(90,585)	$3,178,579	$(18,803)	$(644,788)	$704,260	$3,143,228

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
		(As adjusted)	(As adjusted)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$394,228	$338,896	$312,220
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	651,205	567,901	540,575
Amortization of deferred financing costs and original issue premiums	20,324	22,311	26,022
Interest accretion on finance lease liabilities	1,942	5,161	6,878
Net (gain) loss on disposal of property and equipment	(169)	1,518	5,409
Impairment loss recognized on property and equipment	9,590	—	23,197
Written-off of other assets	7,556	—	—
Addition (credit) for doubtful debts provision	33,176	(2,637)	(2,028)
Provision for input value-added tax	3,733	4,095	2,813
Loss on extinguishment of debt	6,333	3,461	49,337
Costs associated with debt modification	579	—	2,793
Share-based compensation	31,797	25,143	17,305
Net losses recognized on investment securities	41,737	111	—
Changes in operating assets and liabilities:
Accounts receivable	(77,627)	(60,475)	54,903
Inventories and prepaid expenses and other	(593)	(26,154)	(2,101)
Long-term prepayments, deposits and other	49,726	14,673	(49,370)
Accounts payable and accrued expenses and other	(341,756)	167,443	183,336
Other long-term liabilities	4,381	(8,078)	(10,192)

Net cash provided by operating activities	836,162	1,053,369	1,161,097

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for investment securities	(617,848)	(45,048)	(91,024)
Acquisition of property and equipment	(337,560)	(386,824)	(173,480)
Payments for capitalized construction costs	(109,851)	(251,233)	(341,509)
Placement of bank deposits with original maturities over three months	(60,152)	(24,823)	(62,591)
Acquisition of a subsidiary	(15,037)	—	—
Payments for intangible and other assets	(2,505)	(29,476)	—
Proceeds from sale of property and equipment	1,283	595	932
Proceeds from sale of investment securities	49,669	40,013	—
Withdrawals of bank deposits with original maturities over three months	60,152	34,675	263,547
Insurance proceeds received for damaged property and equipment	—	—	108

Net cash used in investing activities	(1,031,849)	(662,121)	(404,017)

CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt	(2,592,631)	(592,573)	(896,276)
Dividends paid	(300,995)	(271,531)	(821,328)
Payments of deferred financing costs	(28,825)	—	(34,552)
Net proceeds from issuance of shares of subsidiaries	83,233	277,881	30,132
Proceeds from exercise of share options	2,700	5,018	3,610
Proceeds from long-term debt	2,933,632	1,095,714	702,625
Repurchase of shares	—	(655,652)	—
Purchase of shares of a subsidiary	—	(199,267)	—
Principal payments on finance lease liabilities	—	(107)	(120)

Net cash provided by (used in) financing activities	$97,114	$(340,517)	$(1,015,909)

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS - continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2019	2018	2017
		(As adjusted)	(As adjusted)
EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$10,486	$(12,624)	$(281)

NET (DECREASE) INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(88,087)	38,107	(259,110)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	1,520,589	1,482,482	1,741,592

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$1,432,502	$1,520,589	$1,482,482

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest, net of amounts capitalized	$(253,312)	$(239,338)	$(239,780)
Cash paid for income taxes, net of refunds	(3,889)	(275)	(6,537)
Cash paid for amounts included in the measurement of lease liabilities—operating cash flows from operating leases	(40,542)	—	—
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	56,623	54,226	34,147
Change in input value-added tax related to acquisition of property and equipment	8,648	—	—
Property and equipment contributed by noncontrolling interests	—	—	64,283
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	43,236	13,355	62,714
Change in amounts due from/to affiliated companies related to construction costs	—	7,759	10,847
Operating lease liabilities arising from obtaining operating lease right-of-use assets	27,693	—	—
Deferred financing costs included in accrued expenses and other current liabilities	4,204	—	26
Change in amounts due from affiliated companies related to issuance of shares of a subsidiary	—	—	162,729
Offering expenses capitalized for the issuance of shares of a subsidiary included in accrued expenses and other current liabilities	—	5,943	—
Repurchase of shares included in accrued expenses and other current liabilities	—	1,670	—

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)
1.	COMPANY INFORMATION

Melco Resorts & Entertainment Limited (“Melco”) was incorporated in the Cayman Islands, with its American depositary shares (“ADSs”) listed on the NASDAQ Global Select Market under the symbol “MLCO” in the United States of America.
Melco together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia and Europe. The Company currently operates Altira Macau, a casino hotel located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated urban casino resort located at Cotai, Macau and Grand Dragon Casino, a casino located at Taipa, Macau. The Company’s business also includes the Mocha Clubs, which comprise the non-casino
based operations of electronic gaming machines in Macau. Melco, through its subsidiaries, including Studio City International Holdings Limited (“Studio City International”), which completed its initial public offering with its ADSs listed on the New York Stock Exchange in October 2018, also majority owns and operates Studio City, a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a majority-owned subsidiary of Melco operates and manages City of Dreams Manila, a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. In Europe, Melco, through its majority-owned subsidiaries, ICR Cyprus Holdings Limited (“ICR Cyprus”) and its subsidiaries (collectively referred to as “ICR Cyprus Group”), is currently developing City of Dreams
Mediterranean, the integrated casino resort in Limassol, the Republic of Cyprus (“Cyprus”), and is currently operating a temporary casino in Limassol, and three satellite casinos in Nicosia, Larnaca, Ayia Napa with a fourth satellite casino in Paphos opened in February 2020 (“Cyprus Operations”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the four satellite casinos while operations of the temporary casino will cease.
As of December 31, 2019 and 2018, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).
The accompanying consolidated financial statements include the accounts of Melco and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.
In connection to the Acquisition of ICR Cyprus as described in Note 25, the Company and ICR Cyprus are under the common control of Melco International. In accordance with the applicable accounting standards, the Acquisition of ICR Cyprus is accounted for as a transaction involving a transfer of business between entities under common control that resulted in a change in reporting entity requiring retrospective adjustment to the consolidated financial statements of the Company. Accordingly, all periods presented in these consolidated financial statements have been adjusted to include the assets and liabilities of ICR Cyprus Group that were acquired by the Company at historical carrying amounts, and the financial results of ICR Cyprus Group, as if the Acquisition of ICR Cyprus had been in effect since the inception of common control resulting from the acquisition of ICR Cyprus and its subsidiaries by Melco International in September 2017.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(a)	Basis of Presentation and Principles of Consolidation - continued

The Acquisition of ICR Cyprus had an effect to increase (decrease) the Company’s net income of $14,180, $(14,955) and $(3,073); decrease other comprehensive income of $4,617 and increase other comprehensive loss of $12,527 and nil; decrease basic earnings per share of $0.003, $0.016 and $0.004; and decrease diluted earnings per share of $0.003, $0.016 and $0.005 for the years ended December 31, 2019 and 2018 and for the period since the inception of common control in September 2017 to the end of December 31, 2017, respectively.
(b)	Use of Estimates

The preparation of accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.
(c)	Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.
(d)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less.
Cash equivalents are placed with financial institutions with high-credit ratings and quality.
(e)	Investment Securities

Investment securities consist of investments in mutual funds that mainly invest in bonds and fixed interest securities and investments in equity interests in a public company on which the Company has no significant influence. The investment securities are considered as marketable equity securities. Management determines the appropriate classification of its investment securities at the time of purchase and re-evaluates the classifications at each balance sheet date. Investment securities are classified as either current and non-current based on the nature of each security and its availability for use in current operations. Investment securities are measured at fair value with changes in fair values recognized through net income in the accompanying consolidated statements of operations starting from January 1, 2018.
(f)	Restricted Cash

The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly consists of i) bank accounts that are restricted for withdrawals and for payment of project costs or debt servicing associated with borrowings under the respective senior notes and credit facilities; and ii) collateral bank accounts associated with borrowings under the credit facilities.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(g)	Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to its gaming promoters in Macau and the Philippines, which receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and for which the Company intends to set off when required. As of December 31, 2019 and 2018, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
Accounts receivable, including casino, hotel and other receivables, are typically non-interest
bearing and are initially recorded at cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful debts is maintained to reduce the Company’s receivables to their carrying amounts, which approximate fair values. The allowance is estimated based on specific reviews of customer accounts as well as management’s experience with collection trends in the casino industry and current economic and business conditions. Management believes that as of December 31, 2019 and 2018, no significant concentrations of credit risk existed for which an allowance had not already been recorded.
(h)	Inventories

Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out,
weighted average and specific identification methods.
(i)	Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization, and impairment losses, if any. Gains or losses on dispositions of property and equipment are included in the accompanying consolidated statements of operations. Major additions, renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.
During the construction and development stage of the Company’s casino gaming and entertainment casino resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest and amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is suspended for more than a brief period.
Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as casino gaming and entertainment casino resort facilities are completed and opened.

MELCO RESORTS &
ENTERTAINMENT
LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(i)	Property and Equipment - continued

Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Freehold land	Not depreciated
Buildings	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years

(j)	Capitalized Interest

Interest, including amortization of
d
eferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is suspended for more than a brief period. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $310,102, $285,947 and $293,247, of which nil
,
$21,067 and $37,483 were capitalized during the years ended December 31, 2019, 2018 and 2017, respectively.
(k)	Gaming Subconcession

The deemed cost of the gaming subconcession in Macau is capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco and the holder of the gaming subconcession in Macau, in 2006, and amortized over the term of agreement which is due to expire in June 2022 on a straight-line basis.
(l)	Internal-Use Software

Costs incurred to develop software for internal use are capitalized and amortized over the estimated useful lives of the software of
 3
to

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
Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible assets consist of the gaming

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Goodwill and Intangible Assets - continued

subconcession and
internal-use
software. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.
When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Company then performs a quantitative impairment test that consists of a comparison of the implied fair value of goodwill and the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amount over the implied fair value for goodwill or the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives.
No impairment losses have been recognized during the years ended December 31, 2019, 2018 and 2017.
(n)	Impairment of Long-lived Assets (Other Than Goodwill )

The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. If the undiscounted cash flows exceed the carrying values, no
impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.
During the year ended December 31, 2019, impairment
loss of $
9,590

was recognized, of which $6,293 and $3,297 were provided for a parcel of freehold land due to a significant decrease in its market value as of December 31, 2019 and reconfigurations at the Company’s operating properties, respectively. The fair value of the freehold land was calculated by using level 3 inputs based on direct comparison method. During the years ended December 31, 2018 and 2017, impairment losses of nil
and $
23,197
were recognized, mainly due to reconfigurations and renovations at the Company’s operating properties. The impairment losses are included in the accompanying consolidated statements of operations.
(o)	Deferred Financing Costs

Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets either current or non-current in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.
(p)	Land Use Rights

Land use rights represent the upfront land premium paid for the use of land held under operating leases, which are recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use rights of 40 years on a straight-line basis.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Leases

On January 1, 2019, the Company adopted the Accounting Standard
s
Codification 842,
Leases,
using the modified retrospective method. At the inception of the contract or upon modification, the Company will perform an assessment as to whether the contract is a lease or contains a lease. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period in exchange for consideration. A lessee has control of an identified asset if it has both the right to direct the use of the asset and the right to receive substantially all of the economic benefits from the use of the asset.
Finance and operating lease
right-of-use
assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The initial measurement of the right-of-use
assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.
The Company’s lease contracts have lease and
non-lease
components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease
components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all
are accounted for as operating leases, and the lease components and non-lease
components are accounted for separately.
The major changes from the previous basis, as a result of the adoption of the new leases standard are summarized in Note 2(ab).
(r)	Revenue Recognition

On January 1, 2018, the Company adopted the Accounting Standards Codification 606,
Revenue from Contracts with Customers
(“New Revenue Standard”), using the modified retrospective method.
The cumulative effect of the adoption of this guidance did not have a material impact on the accumulated losses as of January 1, 2018. In addition, the adoption of this guidance did not have a material impact on net income, comprehensive income, basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share amounts for the year ended December 31, 2018 and net assets as of December 31, 2018.
The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.
Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)	Revenue Recognition - continued
future gaming or in exchange for incentives or points earned under the Company’s non-discretionary

incentives programs (including loyalty programs).
For casino transactions that include complimentary goods or services provided by the Company to incentivize future gaming, the Company allocates the standalone selling price of each good or service to the appropriate revenue type based on the good or service provided. Complimentary goods or services that are provided under the Company’s control and discretion and supplied by third parties are recorded as operating expenses.
The Company operates different
non-discretionary
incentives programs in certain of its properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, the Company defers a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for Company-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.
After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.
The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of certain hotels and Grand Dragon Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of certain hotels, the Company is the owner of the hotel properties, and the hotel managers operate the hotels under certain management agreements providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotels’ business; it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand Dragon Casino, given the Company operates the casino under a right to use agreement with the owner of the casino premises and has full responsibility for the casino operations in accordance with its gaming subconcession, it is the principal and casino revenue is, therefore, recognized on a gross basis.
The transaction prices for rooms, food and beverage, entertainment, retail and other goods and services are the net amounts collected from customers for such goods and services that are recorded as revenues when the goods are provided, services are performed or events are held. Service taxes and other applicable taxes collected by the Company are excluded from revenues. Advance deposits on rooms and advance ticket sales are recorded as customer deposits until services are provided to the customers. Revenues from contracts with multiple goods or services provided by the Company are allocated to each good or service based on its relative standalone selling price.
Minimum operating and right to use fees representing lease revenues, adjusted for contractual base fees and operating fee escalations, are included in other revenues and are recognized over the terms of the related agreements on a straight-line basis.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(r)	Revenue Recognition - continued
Contract and Contract-Related Liabilities
In providing goods and services to its customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability.
The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips and tokens, which represent the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentive earned from the Loyalty Programs, and (3) advance customer deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned, or deposited and are recorded as accrued expenses and other current liabilities on the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips and tokens held by customers, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers.
The following table summarizes the activities related to contract and contract-related liabilities:

	December 31, 2019	December 31, 2018	Increase/ (Decrease)	December 31, 2018	January 1, 2018	Increase/ (Decrease)
Outstanding gaming chips and tokens	$473,330	$638,702	$(165,372)	$638,702	$464,613	$174,089
Loyalty program liabilities	39,591	46,729	(7,138)	46,729	42,929	3,800
Advanced customer deposits and ticket sales	255,884	386,869	(130,985)	386,869	423,603	(36,734)

	$768,805	$1,072,300	$(303,495)	$1,072,300	$931,145	$141,155

(s)	Gaming Taxes and License Fees
The Company is subject to taxes and license fees based on gross gaming
revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees are mainly recognized as casino expense in the accompanying consolidated statements of operations. These taxes and license fees totaled

$
2,550,755
, $
2,372,144
and $
2,224,058
for the years ended December 31, 2019, 2018 and 2017, respectively.

(t)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2019, 2018 and 2017, the Company incurred pre-opening
costs primarily in connection with the development of further expansions to City of Dreams, Studio City and Cyprus Operations. The Company also incurs pre-opening
costs on other
one-off
activities related to the marketing of new facilities and operations.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -
continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued
(u)	Development Costs
Development costs include the costs associated with the Company’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(v)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $89,376, $111,633 and $87,778 for the years ended December 31, 2019, 2018 and 2017, respectively.
(w)	Foreign Currency Transactions and Translations
All transactions in currencies other than functional currencies of Melco and its subsidiaries during the year are remeasured at the exchange rates prevailing on the respective transaction dates. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than functional currencies are remeasured at the exchange rates existing on that date. Exchange differences are recorded in the accompanying consolidated statements of operations.
The functional currency of Melco is the United States dollar (“$” or “US$”) and the functional currency of most of Melco’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive income (loss).
(x)	Comprehensive Income and Accumulated Other Comprehensive Losses
Comprehensive income includes net income and all other non-shareholder changes in equity, or other comprehensive income (loss) and is reported in the accompanying consolidated statements of comprehensive income.
As of December 31, 2019 and 2018, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and noncontrolling interests.

(y)	Share-based Compensation Expenses
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
Further information on the Company’s share-based compensation arrangements is included in Note 17.
( z )	Income Tax
The Company is subject to income taxes in Macau, Hong Kong, the Philippines, Cyprus and other jurisdictions where it operates.
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the accompanying consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( z )	Income Tax - continued

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.
The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step
approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.
( aa )	Net Income Attributable to Melco Resorts & Entertainment Limited Per Share

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
The weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Resorts & Entertainment Limited per share for all periods presented have been adjust
ed
 to include the effect of the issuance of

55,500,738

ordinary shares of Melco as the consideration for the Acquisition of ICR Cyprus as described in Note 25, as if the Acquisition of ICR Cyprus had been in effect since the inception of common control resulting from the acquisition of ICR Cyprus and its subsidiaries by Melco International in September 2017.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

( aa )	Net Income Attributable to Melco Resorts & Entertainment Limited Per Share - continued

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net income attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2019	2018	2017
Weighted average number of ordinary shares outstanding used in the calculation of basic net income attributable to Melco Resorts & Entertainment Limited per share	1,436,569,083	1,506,551,789	1,484,379,459

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	6,878,339	9,858,273	11,689,000

Weighted average number of ordinary shares outstanding used in the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	1,443,447,422	1,516,410,062	1,496,068,459

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net income attributable to Melco Resorts & Entertainment Limited per share	8,053,109	7,200,837	6,624,345

(ab)	Recent Changes in Accounting Standards

Newly Adopted Accounting Pronouncement:
In February 2016, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update (as subsequently amended) on leases, which amends various aspects of existing accounting guidance for leases (“New Leases Standard”). The guidance requires all lessees to recognize a lease liability and a right-of-use
asset, measured at the present value of the future minimum lease payments, at the lease commencement date. Lessor accounting remains largely unchanged under the new guidance. The standard also requires more detailed disclosures regarding the amount, timing, and uncertainty of cash flows arising from leases.
On January 1, 2019, the Company adopted the New Leases Standard using the modified retrospective method without restating comparative information. The Company has elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any existing leases as of the adoption date. As a result of adoption, the Company recognized $154,459 of operating lease

right-of-use

assets (including the reclassification of deferred rent assets, prepaid rent, deferred rent liabilities and accrued rent to operating lease right-of-use assets) and
$170,833 of operating lease liabilities as of January 1, 2019. The adoption of this guidance did not have a material impact on net income or cash flows.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued

Recent Accounting Pronouncements Not Yet Adopted:
In June 2016, the FASB issued an accounting standard
s
update which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for interim and fiscal years beginning after December 15, 2019, with early adoption permitted. The guidance is applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on the Company’s consolidated financial statements.
In January 2017, the FASB issued an accounting standards update which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. This guidance is effective for interim and fiscal years beginning after December 15, 2019, with early adoption permitted. The guidance is applied prospectively. The Company adopted this new guidance on January 1, 2020. The adoption of this guidance would only impact the Company’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and the measurement of the impairment charge.
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
Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on the Company’s consolidated financial statements.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2019	2018
Cash and cash equivalents	$1,394,982	$1,472,423
Current portion of restricted cash	37,390	48,037
Non-current portion of restricted cash	130	129

Total cash, cash equivalents and restricted cash	$1,432,502	$1,520,589

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
4.	I NVESTMENT SECURITIES
On May 30, 2019, Melco executed a definitive purchase agreement as amended on August 28, 2019 (collectively, the “Share Sale Agreement”) pursuant to which Melco agreed to, through its subsidiary, acquire and an independent third party, CPH Crown Holdings Pty Limited (“CPH”), agreed to sell, an aggregate of

135,350,000

shares of Crown Resorts Limited (“Crown”), an Australian-listed corporation, representing approximately

19.99%

of the issued shares of Crown, in two equal tranches (the “Transaction”) at Australian dollar
s
(“AUD”) 13.00 per share
.
On June 6, 2019, the Company completed the acquisition of the first tranche of approximately
9.99%
issued shares of Crown and recognized non-current investment securities of

$
618,455
(including transaction costs).
On February 6, 2020, the Company agreed with CPH to terminate the obligation to purchase the second tranche of approximately
9.99%
issued shares of Crown as contemplated under the Share Sale Agreement at no consideration.
As of December 31, 2019, the investment securities represented investments in marketable equity securities, which comprised investments in mutual funds that mainly invest in bonds and fixed interest securities of $49,369 and investments in 9.99% issued shares of Crown of $568,936. As of December 31, 2018, the investment securities solely represented investments in marketable equity securities, which comprised investments in mutual funds that mainly invest in bonds and fixed interest securities of $ 91,598.
The components of (losses) gains on marketable equity securities were as follows:

	Year Ended December 31,
	2019	2018
Net losses recognized on marketable equity securities	$(41,737)	$(111)
Less: Net (gains) losses recognized on marketable equity securities sold during the year	(3,085)	1,345

Unrealized (losses) gains recognized on marketable equity securities still held at the reporting date	$(44,822)	$1,234

5.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2019	2018
Casino	$510,008	$433,565
Hotel	4,369	5,714
Other	2,949	5,847

Sub-total	517,326	445,126
Less: allowances for doubtful debts	(232,993)	(203,037)

	$284,333	$242,089

F-2
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
5.	ACCOUNTS RECEIVABLE, NET - continued
Movement
in
the allowances for doubtful debts were as follows:

	Year Ended December 31,
	2019	2018	2017
At beginning of year	$203,037	$210,997	$265,931
Additional (credit) provision	32,888	(2,479)	(4,178)
Write-offs, net of recoveries	(4,460)	(2,115)	(57,696)
Reclassified from (to) long-term receivables, net	662	(2,062)	6,940
Exchange adjustments	866	(1,304)	—

At end of year	$232,993	$203,037	$210,997

6.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost
Buildings	$6,288,083	$6,244,348
Furniture, fixtures and equipment	1,071,341	1,007,626
Leasehold improvements	1,049,332	953,535
Plant and gaming machinery	265,856	227,263
Transportation	218,952	101,915
Construction in progress	143,330	69,186
Freehold land	77,876	85,068

Sub-total	9,114,770	8,688,941
Less: accumulated depreciation and amortization	(3,390,861)	(2,904,598)

Property and equipment, net	$5,723,909	$5,784,343

As of December 31, 2019 and 2018, construction in progress mainly in relation to Studio City and Cyprus Operations included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to
$21,774

and $8,542, respectively.
The cost and accumulated depreciation and amortization of right-of-use assets held under
finance
lease arrangements were $233,503 and $
63,758
as of December 31, 2019 and $224,752 and $49,288 as of December 31, 2018, respectively. Further information of the lease arrangements is included in Note 13.
7.	GAMING SUBCONCESSION, NET

	December 31,
	2019	2018
Deemed cost	$898,959	$894,079
Less: accumulated amortization	(757,519)	(696,546)

Gaming subconcession, net	$141,440	$197,533

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
7.	GAMING SUBCONCESSION, NET - continued

The Company expects that amortization of the gaming subconcession will be approximately $57,171 each year from 2020 through 2021, and approximately $27,098 in 2022.
8 .	GOODWILL AND INTANGIBLE ASSETS, NET

(a) Goodwill
Goodwill by segment is as follows:

	December 31,
	2019	2018
Mocha Clubs (1)	$81,820	$81,376
Corporate and Other (2)	13,800	—

Goodwill	$95,620	$81,376

Notes
(1)
The amount represents goodwill arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006. The changes in carrying amounts represented the exchange differences arising from foreign currency translation at the balance sheet date.

(2)
The amount represents goodwill arose from the acquisition of Japan Ski Resort on November 28, 2019 amounted to $13,731 as described in Note 25 and the exchange differences arising from foreign currency translation at the balance sheet date.

(b) Intangible Assets, Net
As of December 31
, 2019
and 2018
, intangible assets comprised the carrying amounts of trademarks of Mocha Clubs of $4,215 and $4,193 and internal-use
software, a finite-lived intangible asset, of $27,413 and $27,261
, respectively. Trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006
. The changes in carrying amounts of trademarks represented the exchange differences arising from foreign currency translation at the balance sheet date.
The cost and the accumulated amortization of
internal-use
software amounted to $30,353 and $2,940 as of December 31, 2019 and $27,958 and $697 as of December 31, 2018, respectively. The amortization expense of internal-use
software recognized for the year
s
ended December 31, 2019 and 2018 w
ere
$2,232 and $697, respectively. The Company expects the amortization of the internal-use
software will be approximately $2,512
, $
2,512, $1,990, $1,943, $1,943 and $16,513 in 2020, 2021, 2022, 2023, 2024 and thereafter, respectively
.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
9.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS

Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2019	2018
Entertainment production costs	$76,795	$76,379
Less: accumulated amortization	(72,230)	(65,027)

Entertainment production costs, net	4,565	11,352
Other long-term prepayments and other assets	53,585	30,504
Deferred rent assets	37,835	46,864
Advance payments for construction costs	32,911	—
Other deposits	16,709	14,976
Deposits for acquisition of property and equipment	13,642	51,580
Input value-added tax, net	12,469	20,097
Deferred financing costs, net	885	11,330
Long-term receivables, net	3,877	5

Long-term prepayments, deposits and other assets	$176,478	$186,708

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Company amortized the entertainment production costs over 10 years or the respective estimated useful live of the entertainment show, whichever is shorter.
Input value-added tax, net represents the value-added tax expected to be recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. Certain input value-added tax incurred on purchase of assets of $8,648 was considered non-refundable which was recognized as property and equipment for the year ended December 31, 2019. During the years ended December 31, 2019, 2018 and 2017, provisions for input value-added tax expected to be non-recoverable

amounting to
$3,733, $4,095 and $2,813, respectively,
were recognized in the accompanying consolidated statements of operations.
Long-term receivables, net represent casino receivables from casino customers where settlements are not expected within the next year. During the year ended December 31, 2019, net amount of long-term receivables of $3,215 was reclassified from current accounts receivable to non-current accounts receivable; and net amount of allowances for doubtful debts of
$662
was reclassified from non-current allowances for doubtful debts to current allowances for doubtful debts. During the year ended December 31, 2018, net amount of long-term receivables of
$1,633
was reclassified to current accounts receivable; and net amount of allowances for doubtful debts of
$2,062
was reclassified from current allowances for doubtful debts to non-current

allowances for doubtful debts. During the year ended December 31, 2017, net amount of long-term receivables of
$8,771
and net amount of allowances for doubtful debts of
$6,940,
was reclassified to current accounts receivable and allowances for doubtful debts. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)

10 .	LAND USE RIGHTS, NET

	December 31,
	2019	2018
Altira Macau (“Taipa Land”)	$146,306	$145,511
City of Dreams (“Cotai Land”)	399,115	396,949
Studio City (“Studio City Land”)	652,807	649,263

	1,198,228	1,191,723
Less: accumulated amortization	(457,220)	(432,072)

Land use rights, net	$741,008	$759,651

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2019	2018
Outstanding gaming chips and tokens	$473,330	$638,702
Advance customer deposits and ticket sales	255,884	386,869
Gaming tax and license fee accruals	217,773	223,681
Staff cost accruals	169,622	147,049
Operating expense and other accruals and liabilities	117,338	123,223
Property and equipment payables	69,097	63,178
Interest expenses payable	49,298	14,754
Loyalty program liabilities	39,591	46,729
Construction costs payables	28,583	27,445

	$1,420,516	$1,671,630

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2019	2018
Credit Facilities
2015 Credit Facilities (net of unamortized deferred financing costs of $42 and $4,428, respectively) (1)	$1,108	$1,471,466
2016 Studio City Credit Facilities (2)	128	128
Aircraft Term Loan	—	3,503

Senior Notes
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $ 19,827 and $ 22,904 , respectively)	980,173	977,096
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $ 5,948 )	494,052	—
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $ 7,298 )	592,702	—
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs of $ 8,992 )	891,008	—
2016 7.250% SC Secured Notes, due 2021 (net of unamortized deferred financing costs of $7,211 and $10,580, respectively)	842,789	839,420
2019 7.250% Studio City Notes, due 2024 (net of unamortized deferred financing costs of $7,829)	592,171	—
2012 8.500% Studio City Notes, due 2020 (net of unamortized deferred financing costs of $3,436)	—	421,564
2016 5.875% SC Secured Notes, due 2019 (net of unamortized deferred financing costs of $2,260)	—	347,740
	4,394,131	4,060,917
Current portion of long-term debt (net of unamortized deferred financing costs of $ 5 and $ 2,775 , respectively)	(146)	(395,547)

	$4,393,985	$3,665,370

Notes
1.
As of December 31, 2019 and 2018, the unamortized deferred financing costs related to the 2015 Revolving Credit Facility of the 2015 Credit Facilities of $3,097 and nil are included in prepaid expenses and other current assets, and nil and $10,031 are included in long-term prepayments, deposits and other assets, in the accompanying consolidated balance sheets, respectively.

2.
As of December 31, 2019 and 2018, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $885 and $1,299 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

(a) Credit Facilities
2015 Credit Facilities
On June 29, 2015, Melco Resorts Macau (the “Borrower”) amended and restated the Borrower’s prior senior secured credit facilities agreement from 9,362,160,000
Hong Kong dollars (“HK$”)
(equivalent to $
1,203,362
) to
a
HK$13,650,000,000 (equivalent to $1,750,000
)

senior secured credit facilities agreement

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued
(a) Credit Facilities - continued
2015 Credit Facilities - continued
(the “2015 Credit Facilities
”), comprising
a HK$3,900,000,000 (equivalent to $500,000
)
 term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000
)
 multicurrency revolving credit facility (the “2015 Revolving Credit Facility”). The 2015 Credit Facilities provide for additional incremental facilities to be made available, upon further agreement with any of the existing lenders under the 2015 Credit Facilities or other entities, of up to $1,300,000
(the “2015 Incremental Facility”). As of December 31, 2019, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility were HK$8,955,830 (equivalent to $1,150) and nil, respectively, and the available borrowing capacity under the 2015 Revolving Credit Facility was HK$9,750,000,000 (equivalent to $1,251,764).
In December 2019, the Company partially prepaid an outstanding principal amount of HK$2,750,000,000 (equivalent to $353,062) of the 2015 Term Loan Facility, together with accrued interest and associated costs, with a portion of the net proceeds from the 2019 5.375% Senior Notes (as described below). In connection with this prepayment, the Company recorded a loss on extinguishment of debt of $2,612 during the year
ended December 31, 2019.
The maturity date of the 2015 Credit Facilities is: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility. The maturity date, amount, margin, currency, form and other terms of the 2015 Incremental Facility will be further specified and agreed by the Borrower and the lenders under the 2015 Credit Facilities and additional lenders, if any, upon drawdown on the 2015 Incremental Facility. The 2015 Term Loan Facility is repayable in quarterly installments according to an amortization schedule. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. The Borrower is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2015 Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”), the 2015 Credit Facilities are required to be repaid in full. In the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full.
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
(a) Credit Facilities - continued
2015 Credit Facilities - continued
2019, there were no material net assets of the 2015 Borrowing Group restricted from being distributed under the terms of the 2015 Credit Facilities as certain financial tests and conditions are satisfied.
Borrowings under the 2015 Credit Facilities bear interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower may select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period. The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of $2,322, $3,870 and $4,819 during the years ended December 31, 2019, 2018 and 2017, respectively.
2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company Limited (“Studio City Company” or the “Studio City Borrower”), a majority-owned subsidiary of Melco, amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to
a
HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2019, the outstanding principal amount of the 2016 SC Term Loan Facility
and the 2016 SC Revolving Credit Facility
were HK$1,000,000 (equivalent to $128) and nil, respectively, and the available borrowing capacity under the 2016 SC Revolving Credit Facility was
HK$233,000,000 (equivalent to $29,914)
.
The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility mature on November 30, 2021. The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s maturity date. The 2016 SC Term Loan Facility is collateralized by cash of
HK$1,012,500 (equivalent to $130). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016 Studio City Credit Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).
The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments Limited (“Studio City Investments”), a majority-owned subsidiary of Melco, and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings, as well as affirmative, negative and financial covenants equivalent to those contained in the 2016 7.250% SC Secured Notes (as described below).
Certain specified
bank accounts of Melco Resorts Macau are pledged under

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued
(a) Credit Facilities - continued
2016 Studio City Credit Facilities - continued
2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured, on an equal basis with the 2016 7.250% SC Secured Notes, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral).
The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral as defined below; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contains conditions and events of default customary for such financings.
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2019, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,082,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City

Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $416, $419 and $419 during the years ended December 31, 2019, 2018 and 2017, respectively.
Philippine Credit Facility
On October 14, 2015, Melco Resorts and Entertainment (Philippines) Corporation (“MRP”), a majority-owned subsidiary of Melco, entered into an on-demand,
unsecured credit facility agreement of 2,350,000,000
Philippine Pesos (“PHP”)

(equivalent to $49,824), as amended from time to time (the “Philippine Credit Facility”) with a lender to finance advances to Melco Resorts Leisure (PHP) Corporation (“Melco Resorts Leisure”), a majority-owned subsidiary of Melco. As of December 31, 2019, the Philippine Credit Facility availability period, as amended from time to time, is up to May 31, 2020, and the maturity date of each individual drawdown, as amended from time to time, to be the earlier of: (i) the date which is one year from the date of drawdown, and (ii) the date which is 360 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedents, including issuance of a promissory note in favor of the lender evidencing such drawdown. As of December 31, 2019, borrowings under the Philippine Credit Facility bear interest, as amended from time to time
, at the higher of: (i) the PHP BVAL Reference Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, and (ii) Philippines

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued
(a) Credit Facilities - continued
Philippine Credit Facility - continued
Term Deposit Facility Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown
, such rate to be set one business day prior to the relevant interest period
.

The Philippine Credit Facility includes a tax
gross-up
provision requiring MRP to pay without any deduction or withholding for or on account of tax.

As of December 31, 2019, the Philippine Credit Facility had not yet been drawn and the available borrowing capacity under the Philippine Credit Facility was PHP2,350,000,000 (equivalent to $46,311).
Aircraft Term Loan
On June 25, 2012, MCE Transportation Limited, a subsidiary of Melco, entered into a $43,000 term loan facility agreement
, matured
 on
June 27, 2019
 and bore
interest
at
London Interbank Offered Rate plus a margin of 2.80% per annum
, to partly finance the acquisition of an aircraft (the “Aircraft Term Loan”). On June 27
, 2019, the Aircraft Term Loan
was
repaid
 in full and terminated
.
(b) Senior Notes
2017
Senior Notes
On June 6, 2017, Melco Resorts Finance
Limited (“Melco Resorts Finance”), a subsidiary of Melco,
issued $650,000 in aggregate principal amount of 4.875% senior notes due
June 6, 2025

and priced at 100% (the “First 2017 Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 4.875% senior notes due
June 6,
2025 and priced at 100.75% (the “Second 2017 Senior Notes” and together with the First 2017 Senior Notes, collectively referred to as the “2017 Senior Notes”).
The
interest on the 2017 Senior Notes is accrued at a rate of 4.875% per annum, payable semi-annually in arrears on June 6 and December 6 of each year. The 2017 Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance
,
rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries.

The net proceeds from the offering of the First 2017 Senior Notes were used to partly fund the redemption of the previous senior notes of Melco Resorts Finance and the net proceeds from the offering of the Second 2017 Senior Notes were used to repay the 2015 Revolving Credit Facility.
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
(b) Senior Notes - continued
2017 Senior Notes - continued
The indenture governing the 2017 Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 Senior Notes also contains conditions and events of default customary for such financings
.
2019 5.250%
Senior Notes
On
April
 26,
2019, Melco Resorts
Finance issued $500,000 in aggregate principal amount of 5.250% senior notes due
April 26, 2026
and priced at 100% (the “
2019 5.250% Senior
Notes”). The interest on the
2019 5.250% Senior
Notes
is
accrued at a rate of 5.250%

per annum, payable semi-annually in arrears
on
April 26 and October 26 of each
 year, commenced on October 26, 2019. The 2019 5.250% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries.

The net proceeds from the offering of the 2019 5.250% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in May 2019.
Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time prior to April 26, 2022, at a “make-whole” redemption price. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.250% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.250% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.250% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.250% Senior Notes at a fixed redemption price.
The indenture governing the 2019 5.250% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.250% Senior Notes also contains conditions and events of default customary for such financings.
2019 5.625% Senior Notes
On July 17, 2019, Melco Resorts Finance issued $600,000 in aggregate principal amount of 5.625% senior notes due July 17, 2027 and priced at 100% (the “2019 5.625% Senior Notes”). The interest on the 2019 5.625% Senior Notes is accrued at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year, commenced on January 17, 2020. The 2019 5.625% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued

(b) Senior Notes - continued
2019 5.625% Senior Notes - continued
Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries.

The net proceeds from the offering of the
2019
5.625
% Senior Notes were used to partially repay the
2015
Revolving Credit Facility in July
2019
.
Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time prior to July 17, 2022, at a “make-whole” redemption price. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to
35%
of the 2019 5.625% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.625% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.625% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.625% Senior Notes at a fixed redemption price.
The indenture governing the 2019 5.625% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.625% Senior Notes also contains conditions and events of default customary for such financings.
2019 5.375% Senior Notes
On December 4, 2019, Melco Resorts Finance issued $900,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 and priced at 100% (the “2019 5.375% Senior Notes”). The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year, commencing on June 4, 2020. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015 Term Loan Facility in December 2019.
Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time prior to December 4, 2024 at a “make-whole” redemption price. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.375% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts

Finance also has the option to redeem in whole, but not in part the 2019 5.375% Senior Notes at fixed

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued

(b) Senior Notes - continued
2019 5.375% Senior Notes - continued
redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.375% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.375% Senior Notes at a fixed redemption price.
The indenture governing the 2019 5.375% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.375% Senior Notes also contains conditions and events of default customary for such financings.
2016 Studio City Secured Notes
On November 30, 2016, Studio City Company issued $350,000 in aggregate principal amount of 5.875% senior secured notes due November 30, 2019 and priced at 100% (the “2016 5.875% SC Secured Notes”) and $850,000 in aggregate principal amount of 7.250% senior secured notes due November 30, 2021 and priced at 100% (the “2016 7.250% SC Secured Notes” and together with the 2016 5.875% SC Secured Notes, the “2016 Studio City Secured Notes”). The net proceeds from the offering of the 2016 Studio City Secured Notes were used to partially repay the Studio City Borrower’s prior senior secured credit facilities.
The interest on the 2016 5.875% SC Secured Notes was accrued at a rate of 5.875% per annum, payable semi-annually in arrears. On November 30, 2019, Studio City Company repaid the 2016 5.875% SC Secured Notes in full at maturity with cash on hand.
The interest on the 2016 7.250% SC Secured Notes is accrued at a rate of 7.250% per annum, payable semi-annually in arrears on May 30 and November 30 of each year.
The 2016 7.250% SC Secured Notes are senior secured obligations of Studio City Company, rank equally in right of payment to all existing and future senior indebtedness of Studio City Company (although any liabilities in respect of obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral) and rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Company and effectively subordinated to Studio City Company’s existing and future secured indebtedness that is secured by assets that do not secure the 2016 7.250% SC Secured Notes, to the extent of the assets securing such indebtedness.
All of the existing subsidiaries of Studio City Investments (other than Studio City Company) and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2016 7.250% SC Secured Notes Guarantors”) jointly, severally and unconditionally guarantee the 2016 7.250% SC Secured Notes on a senior basis (the “2016 7.250% SC Secured Notes Guarantees”). The 2016 7.250% SC Secured Notes Guarantees are senior obligations of the 2016 7.250% SC Secured Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2016 7.250% SC Secured Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2016 7.250% SC Secured Notes Guarantors. The 2016 7.250% SC Secured Notes Guarantees are pari passu to the 2016 7.250% SC Secured Notes

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued

(b) Senior Notes - continued
2016 Studio City Secured Notes - continued
Guarantors’ obligations under the 2016 Studio City Credit Facilities, and effectively subordinated to any future secured indebtedness that is secured by assets that do not secure the 2016 7.250% SC Secured Notes and the 2016 7.250% SC Secured Notes Guarantees, to the extent of the value of the assets.
The 2016 7.250% SC Secured Notes are secured, on an equal basis with the 2016 Studio City Credit Facilities, by substantially all of the material assets of Studio City Investments and its subsidiaries (although obligations under the 2016 Studio City Credit Facilities that are secured by common collateral securing the 2016 7.250% SC Secured Notes will have priority over the 2016 7.250% SC Secured Notes with respect to any proceeds received upon any enforcement action of such common collateral). The common collateral (shared with the 2016 Studio City Credit Facilities) includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 7.250% SC Secured Notes are secured by the common collateral and, in addition, certain bank accounts (together with the common collateral, the “Collateral”). Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. In addition, the 2016 7.250% SC Secured Notes are also separately secured by certain specified bank accounts.
At any time prior to November 30, 2018, Studio City Company had the options i) to redeem all or a portion of the 2016 7.250% SC Secured Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2016 7.250% SC Secured Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Company has the option to redeem all or a portion of the 2016 7.250% SC Secured Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2016 7.250% SC Secured Notes, Studio City Company also has the option to redeem in whole, but not in part the 2016 7.250% SC Secured Notes at fixed redemption prices.
The indenture governing the 2016 7.250% SC Secured Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the Collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The indenture governing the 2016 7.250% SC Secured Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2016 7.250% SC Secured Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Company, Studio City Investments and their respective restricted subsidiaries to companies or persons who are not Studio City Company, Studio City Investments and their respective restricted subsidiaries, subject to certain exceptions and conditions. As of December 31, 2019, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,082,000 were restricted from being distributed under the terms of the 2016 7.250% SC Secured Notes.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued

(b) Senior Notes - continued
2019 Studio City Notes
On February 11, 2019, Studio City Finance Limited (“Studio City Finance”), a majority-owned subsidiary of Melco, issued $600,000 in aggregate principal amount of 7.250% senior notes due February 11, 2024 and priced at 100% (the “2019 Studio City Notes”). The interest on the 2019 Studio City Notes is accrued at a rate of 7.250% per annum, payable semi-annually in arrears on February 11 and August 11 of each year, commenced on August 11, 2019. The 2019 Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2019 Studio City Notes were used to partially fund the Conditional Tender Offer, redeem in full the remaining outstanding balance of 2012 Studio City Notes with accrued interest (as described below) in March 2019 and with the remaining amount used for general corporate purposes.
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2019 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2019 Studio City Notes on a senior basis (the “2019 Studio City Notes Guarantees”). The 2019 Studio City Notes Guarantees are general obligations of the 2019 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2019 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2019 Studio City Notes Guarantors. The 2019 Studio City Notes Guarantees are effectively subordinated to the 2019 Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to February 11, 2021, Studio City Finance has the options i) to redeem all or a portion of the 2019 Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2019 Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2019 Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2019 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2019 Studio City Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2019 Studio City Notes, each holder of the 2019 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2019 Studio City Notes at a fixed redemption price.
The indenture governing the 2019 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued
(b) Senior Notes - continued
2019 Studio City Notes - continued
governing the 2019 Studio City Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2019 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2019, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,180,000 were restricted from being distributed under the terms of the 2019 Studio City Notes.
2012 Studio City Notes
On November 26, 2012, Studio City Finance Limited issued $825,000 in aggregate principal amount of 8.5% senior notes due December 1, 2020 and priced at 100% (the “2012 Studio City Notes”). The interest on the 2012 Studio City Notes was accrued at a rate of 8.5% per annum, payable semi-annually in arrears. The net proceeds from the offering of the 2012 Studio City Notes were used to fund the Studio City project with conditions and sequence for disbursements in accordance with an agreement.
On December 31, 2018, Studio City Finance partially redeemed the 2012 Studio City Notes in aggregate principal amount of $400,000 at a price of 100%, together with accrued interest. The Company recorded a loss on extinguishment of debt of $3,233 during the year ended December 31, 2018 in connection with this redemption.
On January 22, 2019, Studio City Finance initiated a conditional tender offer (the “Conditional Tender Offer”), subject to sufficient funding, to purchase the outstanding balance of 2012 Studio City Notes in aggregate principal amount of $425,000, with accrued interest. The Conditional Tender Offer expired on February 4, 2019 with $216,534 aggregate principal amount of the 2012 Studio City Notes tendered. Studio City Finance used a portion of the net proceeds from the offering of the 2019 Studio City Notes (as described above) to fund the Conditional Tender Offer, and to redeem in full the remaining outstanding balance of 2012 Studio City Notes in aggregate principal amount of $208,466, with accrued interest on March 13, 2019. In connection with the redemption of the 2012 Studio City Notes, the Company recorded a loss on extinguishment of debt of $3,721 and a cost associated with debt modification of $579, during the year ended December 31, 2019.
(c) Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2019, 2018 and 2017, the Company’s average borrowing rates were approximately 5.45%, 5.97% and 6.01% per annum, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
12.	LONG-TERM DEBT, NET - continued
(c) Borrowing Rates and Scheduled Maturities of Long-term Debt - continued
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2019 are as follows:

Year ending December 31,
2020	$151
2021	851,127
2022	—
2023	—
2024	600,000
Over 2024	3,000,000

$4,451,278

13.	LEASES
Lessee Arrangements
The Company is the lessee under operating and finance leases for equipment and real estate, including the land and certain of the building structure for City of Dreams Manila under the MRP Lease Agreement as described in Note 21, Cyprus casino sites, Mocha Clubs sites, office space, warehouses, staff quarters, and certain parcels of land in Macau on which Altira Macau, City of Dreams and Studio City are located. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Company and its lessor and in some cases contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

The components of lease cost are as follows:

Year Ended December 31, 2 019
Operating lease cost:
Amortization of land use rights	$22,659
Operating lease cost	39,681
Short-term lease cost	1,569
Variable lease cost	9,595
Finance lease cost:
Amortization of right-of-use assets	12,326
Interest cost	39,696

Total lease cost	$125,526

During the years ended December 31, 2018 and 2017, the Company incurred rental and right to use expenses amounting to $45,816 and $45,807, respectively, which consisted of minimum rental and right to

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
13.	LEASES - continued
Lessee Arrangements - continued
use expenses of $29,896 and $30,556 and contingent rental and right to use expenses of $15,920 and $15,251, respectively.
Other information related to lease term and discount rate is as follows:

December 31, 2019
Weighted average remaining lease term
Operating leases	18.3 years
Finance leases	13.5 years

Weighted average discount rate
Operating leases	5.82%
Finance leases	13.49%
Maturities of lease liabilities as of December 31, 2019 are as follows:

	Operating leases	Finance leases
Year ending December 31,
2020	$33,846	$42,681
2021	24,178	47,115
2022	14,447	48,214
2023	8,591	49,337
2024	6,862	50,666
Over 2024	99,625	434,247

Total future minimum lease payments	187,549	672,260
Less: amount representing interest	(66,138)	(370,495)

Present value of future minimum lease payments	121,411	301,765
Current portion	(33,152)	(39,725)

Non-current portion	$88,259	$262,040

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating
leases
mainly for mall spaces in the site of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through August 2028. Certain of the operating leases include minimum base fees with contingent fee clauses based on a percentage of turnover.
During the years ended December 31, 2019, 2018 and 2017, the Company earned minimum operating lease income of $36,938, $43,270 and $51,023, respectively, and contingent operating lease income of $14,295, $12,654 and $27,457, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
13.	LEASES - continued

Lessor Arrangements - continued
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases
as of December 31, 2019 were as follows:

Year ending December 31,
2020	$54,544
2021	43,994
2022	39,973
2023	40,387
2024	41,650
Over 2024	65,274

$285,822

14.	FAIR VALUE MEASUREMENTS

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

The carrying values of cash and cash equivalents and restricted cash approximated fair value and were classified as level 1 in the fair value hierarchy. The carrying values of long-term deposits, long-term receivables and other long-term liabilities approximated fair value and were classified as level 2 in the fair value hierarchy. The estimated fair value of long-term debt as of December 31, 2019 and 2018, which included the 2015 Credit Facilities, the 2016 Studio City Credit Facilities, the Aircraft Term Loan, the 2017 Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes
,
the 2019 5.375% Senior
Notes, the 2016 Studio City Secured Notes, the 2019 Studio City Notes and the 2012 Studio City
Notes were approximately $4,607,202 and $4,043,427, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $4,451,278 and $4,104,525, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes
,
the 2019 5.375% Senior Notes
, 2016 Studio City Secured Notes, the 2019 Studio
City Notes and the 2012 Studio City Notes.
 Fair values for the 2015 Credit Facilities, the 2016 Studio City Credit Facilities and the

F-
4
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
14.	FAIR VALUE MEASUREMENTS - continued

Aircraft Term Loan approximated the carrying values as the instruments carried either variable interest rates or the fixed interest rates approximated the market rates and were classified as level 2 in the fair value hierarchy.
As of December 31, 2019 and 2018, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.
The Company’s financial assets and liabilities recorded at fair value have been categorized based upon fair values in accordance with the applicable accounting standards. As of December 31, 2019 and 2018, investment securities were carried at fair value. Fair values of investment securities were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy.
15.	CAPITAL STRUCTURE

Offering and Share Repurchase Transactions
On May 15, 2017, Melco completed the offer and sale of 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares, representing a total of 165,303,543 ordinary shares in aggregate with gross proceeds amounting to $1,163,186, with offering expenses of $3,686 for the offering being reimbursed by a subsidiary of Crown
(the “Offering”).
The Offering was made as follow
s: i)
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
Melco
which is wholly owned by
Melco
International, in conjunction with the termination and hedge unwind of certain cash-settled swap transactions entered into in
December 2016
; and iii)
12,000,000
additional ADSs purchased by one of the underwriters.
Melco
repurchased
165,303,544
ordinary shares from a subsidiary of Crown concurrently with the Offering at an aggregate price of $
1,163,186
which was partially settled by the net proceeds of $
1,159,500
from the Offering and the remaining amount of $
3,686
being reimbursed by a subsidiary of Crown and not reflected in the transaction costs as described above. Following the completion of this share repurchase, the
165,303,544
repurchased shares were
cancelled
.
On July 31, 2019, Melco completed the Acquisition of ICR Cyprus as described in Note
25
for a consideration
with the issuance
of 55,500,738 ordinary shares of
Melco
. For the preparation of the accompanying consolidated financial statements, Melco has retrospectively presented the ordinary shares as if the Acquisition of ICR Cyprus had been in effect since the inception of common control resulting from the acquisition of ICR Cyprus and its subsidiaries by Melco International in September 2017. Further details are disclosed in Note 2(a).
Treasury Shares
Melco’s treasury shares represent new shares issued by Melco and the shares repurchased by Melco under the respective share repurchase programs. The treasury shares are mainly held by the depositary bank to facilitate the administration and operations of Melco’s share incentive plans, and are to be delivered to the directors, eligible employees and consultants on the vesting of restricted shares and upon the exercise of share options.
During the years ended December 31, 2019, 2018 and 2017, Melco issued nil, 4,570,191 and 2,504,721 ordinary shares to its depositary bank for future vesting of restricted shares and exercise of share options,

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
15.	CAPITAL STRUCTURE - continued

Treasury Shares - continued
respectively. Melco issued 1,398,840, 2,115,809 and 950,320 of these ordinary shares upon vesting of restricted shares; and 666,255, 4,803,288 and 3,363,159 of these ordinary shares upon exercise of share options during the years ended December 31, 2019, 2018 and 2017, respectively.
On March 21, 2018, the Board of Directors of Melco authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period which commenced on March 21, 2018 under a share repurchase program. On November 8, 2018, the Board of Directors of Melco further authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period commenced on November 8, 2018 under an additional share repurchase program (this share repurchase program together with the share repurchase program authorized on March 21, 2018, the “2018 Share Repurchase Programs”). Purchases under the 2018 Share Repurchase Programs may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule
10b-18
of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing and the amount of ordinary shares and/or ADSs purchased were determined by Melco’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The
2018
Share Repurchase Programs may be suspended, modified or terminated by
Melco
at any time prior to its expiration.
During the year ended December 31, 2019, no ordinary share was repurchased under the 2018 Share Repurchase Programs, while 81,952,230 ordinary shares repurchased under the 2018 Share Repurchase Programs were retired. During the year ended December 31, 2018, 32,190,355 ADSs, equivalent to 96,571,065 ordinary shares were repurchased under the 2018 Share Repurchase Programs, of which nil ordinary shares repurchased were retired. In March 2020, 3,148,824 ADSs, equivalent to 9,446,472 ordinary shares were repurchased under the 2018 Share Repurchase Programs.
As of December 31, 2019 and 2018, Melco had 1,456,547,942 and 1,538,500,172 issued ordinary shares, and 19,219,846 and 103,237,171 treasury shares, with 1,437,328,096 and 1,435,263,001 ordinary shares outstanding, respectively.
16.	INCOME TAXES

Income before income tax consisted of:

	Year Ended December 31,
	2019	2018	2017
Macau operations	$665,591	$522,390	$562,140
Hong Kong operations	(72,676)	(48,385)	(26,111)
Philippine operations	61,768	83,758	36,035
Cyprus operations	16,432	(14,268)	(3,073)
Other jurisdictions operations	(268,548)	(204,361)	(256,781)

Income before income tax	$402,567	$339,134	$312,210

F-
4
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
16.	INCOME TAXES - continued

The income tax expense (credit)
consisted
of:

	Year Ended December 31,
	2019	2018	2017
Income tax expense - current
Macau Complementary Tax	$1,130	$676	$13
Lump sum in lieu of Macau Complementary Tax on dividends	2,345	2,341	2,359
Hong Kong Profits Tax	64	46	2,516
Income tax in other jurisdictions	3,571	408	54

Sub-total	7,110	3,471	4,942

Under (over) provision of income taxes in prior years:
Macau Complementary Tax	38	793	(2,575)
Hong Kong Profits Tax	(3)	(2,303)	30
Income tax in other jurisdictions	325	39	(77)

Sub-total	360	(1,471)	(2,622)

Income tax expense (credit) - deferred:
Macau Complementary Tax	(900)	(629)	(3,020)
Hong Kong Profits Tax	(341)	(2,554)	245
Income tax in other jurisdictions	2,110	1,421	445

Sub-total	869	(1,762)	(2,330)

Total income tax expense (credit)	$8,339	$238	$(10)

A reconciliation of the income tax expense (credit) from income before income tax per the accompanying consolidated statements of operations
is as follows:

	Year Ended December 31,
	2019	2018	2017
Income before income tax	$402,567	$339,134	$312,210
Macau Complementary Tax rate	12%	12%	12%
Income tax expense at Macau Complementary Tax rate	48,308	40,696	37,465
Lump sum in lieu of Macau Complementary Tax on dividends	2,345	2,341	2,359
Effect of different tax rates of subsidiaries operating in other jurisdictions	2,178	7,067	181
Under (over) provision in prior years	360	(1,471)	(2,622)
Effect of income for which no income tax expense is payable	(9,763)	(3,035)	(12,526)
Effect of expenses for which no income tax benefit is receivable	54,856	38,468	44,149
Effect of profits generated by gaming operations exempted	(165,947)	(157,367)	(128,145)
Changes in valuation allowances	30,473	12,838	27,259
Expired tax losses	45,529	60,701	31,870

Income tax expense (credit)	$8,339	$238	$(10)

F-
4
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
16.	INCOME TAXES - continued

Melco and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, however, Melco is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Macau, Hong Kong, the Philippines, Cyprus and other jurisdictions are subject to Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2019, 2018 and 2017.
Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 30%, 12.5% and the respective tax rate
s
in other jurisdictions, on the estimated taxable income earned in or derived from the respective
jurisdictions, respectively, during the years ended December 31, 2019, 2018 and 2017, if applicable.
Pursuant to the approval notice issued by the Macau government in September 2016, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations for an additional five years from 2017 to 2021. One of Melco’s subsidiaries in Macau has also been exempted from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau for an additional five years from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax pursuant to a notice issued by the Macau government in January 2017. The exemption coincides with Melco Resorts Macau’s exemption from Macau Complementary Tax. The non-gaming
profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax. Melco Resorts Macau’s non-gaming
profits also remain subject to Macau Complementary Tax and Melco Resorts Macau casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.
Based on the Supreme Court of the Philippines decision in the case of Bloomberry Resorts and Hotels, Inc. vs. the Bureau of Internal Revenue, G. R. No. 212530 dated November 28, 2016, management believes that the gaming operations of Melco Resorts Leisure, the operator of City of Dreams Manila, are exempt from Philippine Corporate Income Tax, among other taxes, provided the license fees which are inclusive of the
5
% franchise tax under the Philippine Amusement and Gaming
Corporation
(“PAGCOR”) Charter, are paid.
During the years ended December 31, 2019, 2018 and 2017, had the Company not received the income tax exemption on profits generated by gaming operations in Macau and the Philippines, the Company’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2019, 2018 and 2017 would have been reduced by $145,617, $129,241 and $105,364, and diluted earnings per share would have been reduced by $0.101, $0.085 and $0.070 per share, respectively.
In August 2017,
Melco
Resorts Macau received an extension of the agreement with the Macau government for an additional five years applicable to tax years 2017 through

2021, in which the extension agreement provides for an annual payment of 18,900,000 Macau Patacas (“MOP”) (equivalent to $2,345) as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of
Melco
Resorts Macau on dividend distributions from gaming profits. Such annual payment is required regardless of whether dividends are actually distributed or whether
Melco
Resorts Macau has distributable profits in the relevant year.
The effective tax rates for the years ended December 31, 2019, 2018 and 2017 were 2.07%, 0.07% and 0%, respectively. Such rates differ from
the statutory Macau Complementary Tax rate of 12%
primarily
due to

F-
48

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
16.	INCOME TAXES - continued

the effect of profits generated by gaming operations being exempted from Macau Complementary Tax and Philippine Corporate Income Tax, the effect of expired tax losses, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefit is receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the years ended December 31, 2019, 2018 and 2017.
The net deferred tax liabilities as of December 31, 2019 and 2018 consisted of the following:

	December 31,
	2019	2018
Deferred tax assets
Net operating losses carried forward	$167,293	$155,175
Depreciation and amortization	49,985	39,802
L ease liabilities	104,404	—
Deferred rents	—	36,567
Others	9,373	7,801
Sub-total	331,055	239,345
Valuation allowances	(257,965)	(232,907)
Total deferred tax assets	73,090	6,438
Deferred tax liabilities
Right-of-use assets	(63,011)	—
Land use rights	(46,430)	(47,554)
Intangible assets	(506)	(503)
Unrealized capital allowances	(7,242)	(3,255)
Others	(9,020)	(6,880)
Total deferred tax liabilities	(126,209)	(58,192)
Deferred tax liabilities, net	$(53,119)	$(51,754)

As of December 31, 2019 and 2018, valuation allowances of $257,965 and $232,907 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized.
As of

December
31
,
2019
, adjusted operating tax losses carried forward of $
55,446
have no expiry date and the remaining tax losses amounting to $
921,436
will expire by
2020
through
2029
. Adjusted operating tax losses carried forward of $
245,539
expired during the year ended December
31
,
2019
.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Aggregate undistributed earnings of Melco’s foreign subsidiaries available for distribution to Melco of approximately $1,024,419 and $655,735 as at December 31, 2019 and 2018, respectively, are considered to be indefinitely reinvested and the amounts exclude the undistributed earnings of Melco Resorts Macau. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Melco. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Melco would have to record a deferred income tax

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
16.	INCOME TAXES - continued

liability in respect of those undistributed earnings of approximately $124,169 and $79,417 as at December 31, 2019 and 2018, respectively.
A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:
	Year Ended December 31,
	2019	2018	2017
At beginning of year	$4,929	$2,582	$1,836
Additions based on tax positions related to current year	2,575	2,347	943
Re ductions due to expiry of the statute of limitations	—	—	(197)

At end of year	$7,504	$4,929	$2,582

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $7,504 and $4,929 as of December 31, 2019 and 2018, respectively.
As of December 31, 2019 and 2018, there were no interest and penalties related to uncertain tax positions recognized in the accompanying
consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
Melco and its subsidiaries’ major tax jurisdictions are Macau, Hong Kong, the Philippines and Cyprus. Income tax returns of Melco and its subsidiaries remain open and subject to examination by the local tax authorities of Macau, Hong Kong, the Philippines and Cyprus until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong, the Philippines and Cyprus are five years, six years
, three years and six years
,
 respectively.

17.	SHARE-BASED COMPENSATION

2006 Share Incentive Plan
Melco adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”), as amended, for grants of share options and nonvested shares of Melco’s ordinary shares to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award was 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2006 Share Incentive Plan was 100,000,000 over 10 years. On December 7, 2011, the Company adopted a new share incentive plan (“2011 Share Incentive Plan”) as described below and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan.

F-5
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17.	SHARE-BASED COMPENSATION - continued
2006 Share Incentive Plan - continued
Share Options
A summary of the share options activity under the 2006 Share Incentive Plan for the year ended December 31, 2019, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	2,289,468	$1.64
Exercised	(138,036)	0.32

Outstanding as of December 31, 2019	2,151,432	$1.72	1.21	$13,631

Fully vested and exercisable as of December 31, 2019	2,151,432	$1.72	1.21	$13,631

The following information is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2019	2018	2017
Proceeds from the exercise of share options	$44	$1,195	$2,192

Intrinsic value of share options exercised	$920	$37,239	$18,004

As of December 31, 2019, there were no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.
2011 Share Incentive Plan
Melco adopted the 2011 Share Incentive Plan, effective on December 7, 2011, which has

b
een subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase Melco’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award is 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2019, there were 59,055,920 ordinary shares available for grants of various share-based awards under the 2011 Share Incentive Plan.
Share Options
During the years ended December 31, 2019, 2018 and 2017, the exercise prices for share options granted under the 2011 Share Incentive Plan were determined at the market closing prices of Melco’s ADS trading on the NASDAQ Global Select Market on the dates of grant. These share options became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.
The Company uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated

F-
5
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan - continued
Share Options - continued
fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco’s ADS trading on the NASDAQ Global Select Market. Expected term is based upon the vesting term or the historical expected term of publicly traded companies. The risk-free interest rate used for each period presented is based on the United States of America Treasury yield curve at the time of grant for the period equal to the expected term.
The fair values of share options granted under the 2011 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions as follows:

	Year Ended December 31,
	2019	2018	2017
Expected dividend yield	2.75%	2.04%	2.00%
Expected stock price volatility	41.81%	40.17%	47.94%
Risk-free interest rate	2.34%	2.62%	2.09%
Expected term (years)	5.6	5.56	6.1

A summary of the share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2019, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	17,034,960	$6.72
Granted	4,320,498	8.14
Exercised	(528,219)	5.30
Forfeited or expired	(1,050,261)	7.70

Outstanding as of December 31, 2019	19,776,978	$7.01	7.20	$27,896

Fully vested and expected to vest as of December 31, 2019	19,776,978	$7.01	7.20	$27,896

Exercisable as of December 31, 2019	6,577,455	$5.15	5.07	$19,127

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2019	2018	2017
Weighted average grant date fair value	$2.59	$3.09	$2.45

Proceeds from the exercise of share options	$2,798	$3,823	$2,195

Intrinsic value of share options exercised	$1,201	$3,744	$1,246

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17.	SHARE-BASED COMPENSATION - continued

2011 Share Incentive Plan - continued
Share Options - continued
As of December 31, 2019, there were $14,792 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.7 years.
Restricted Shares
During the years ended December 31, 2019, 2018 and 2017, the grant date fair values for restricted shares granted under the 2011 Share Incentive Plan, with vesting periods of generally
two to three years, were determined with reference to the market closing prices of Melco’s ADS trading on the NASDAQ Global Select Market on the dates of grant.
A summary of the restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2019, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2019	5,239,074	$7.30
Granted	3,681,477	8.14
Vested	(1,438,533)	6.13
Forfeited	(376,842)	7.82

Unvested as of December 31, 2019	7,105,176	$7.94

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2019	2018	2017
Weighted average grant date fair value	$8.14	$9.50	$6.30

Grant date fair value of restricted shares vested	$8,825	$13,952	$9,236

As of December 31, 2019, there were $28,851 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.94 years.
MRP Share Incentive Plan
MRP adopted a share incentive plan (the “MRP Share Incentive Plan”), effective on June 24, 2013, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase MRP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MRP and its subsidiaries, and the Company and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MRP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MRP from time to

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued
time over 10 years. As of December 31, 2019, there were 152,459,026 MRP common shares available for grants of various share-based awards under the MRP Share Incentive Plan.
On May 22, 2019, MRP offered to all eligible participants of the MRP Share Incentive Plan the option to retire all outstanding equity awards, including the unvested share options, vested but unexercised share options and unvested restricted shares (collectively, the “MRP Outstanding Awards”) by the payment of cash to the eligible participants (the “MRP SIP Retirement Arrangements”) in light of the delisting of the MRP as disclosed in Note 26
.

T
he
 acquiescence of such MRP SIP Retirement Arrangements was obtained from the Philippine S ecurities and
 Exchange Commission
 on May 17, 2019. As a result of all eligible participants elect ing
to participate in the MRP SIP Retirement Arrangements, all the MRP Outstanding Awards, including a total of 15,971,173 outstanding share options (including both unvested and vested but unexercised share options) and 29,068,424 outstanding restricted shares under the MRP Share Incentive Plan, were irrevocably cancelled and extinguished pursuant to the MRP SIP Retirement Arrangements on May 31, 2019 (the “MRP SIP Modification”).
Under the MRP SIP Retirement Arrangements, MRP will pay the eligible participants a fixed amount in cash (“MRP Settlement Amount”) according to the original vesting schedules of the outstanding share options and restricted shares, subject to other terms and conditions. The MRP Settlement Amount of the outstanding restricted shares is PHP7.25
(equivalent to $0.14)
per share, based on the offer price of the Tender Offer (as described in Note 26) in 2018 and the MRP Settlement Amount of the
outstanding
share options
which was
determined using the Black-Scholes valuation model
. The
weighted average fair value of the share options at the modification date was
PHP4.23
(
e
quivalent to $0.08
)
per option.
MRP uses the Black-Scholes valuation model to determine the estimated fair value for each outstanding share option under the MRP SIP Retirement Arrangements at the modification date, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid. Expected volatility is based on the historical volatility of MRP’s common shares trading on the Philippine Stock Exchange, Inc. (“PSE”) and the historical volatility of a peer group of publicly traded companies. Expected terms are based upon the expected exercise behavior of the outstanding options. The risk-free interest rate used for each period presented is based on the Philippine government bond yield for the period equal to the expected term.
The fair values of the outstanding share options under the MRP SIP Retirement Arrangements at modification date were estimated using the following weighted average assumptions as follows:

Expected dividend yield	—
Expected stock price volatility	45.00%
Risk-free interest rate	5.81%
Expected term (years)	5.7

As a result of the MRP SIP Modification, on May 31, 2019, the Company recognized a liability of $4,064 with a corresponding reduction in additional paid-in
capital of $4,619 and non-controlling interests of $84. All the MRP Outstanding Awards were modified from equity-settled to cash-settled, with other terms unchanged. Since the fair values of the modified awards and the original awards were the same on the modification date, no incremental share-based compensation expenses resulted. At each balance sheet date until the liability is settled, the liability is accrued for the MRP Outstanding Awards as they
become

F-
54

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan - continued
vested at the MRP Settlement Amount, with a corresponding share-based com pensa
tion expense recognized in the accompanying consolidated statements of operations.
As at December 31, 2019, the accrued liability associated with the cash-settled share options and restricted shares was $1,217. No fair value gain or loss on remeasurement of the liability associated with the cash-settled share options and restricted shares was recognized for the year ended December 31, 2019.
Share Options
There were no share options granted under the MRP Share Incentive Plan during the year ended December 31, 2019. During the years ended December 31, 2018 and 2017, the exercise prices for share options granted under the MRP Share Incentive Plan were determined with reference to the market closing prices of MRP common shares on the dates of grant as defined in the MRP Share Incentive Plan. These share options generally became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.
MRP uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of MRP common shares trading on the PSE and a peer group of publicly traded companies. Expected term is based upon the vesting term or the historical expected term of Melco. The risk-free interest rate used for each period presented is based on the Philippine government
bond yield at the time of grant for the period equal to the expected term.
The fair values of share options granted under the MRP Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions as follows:

	Year Ended December 31,
	2018	2017
Expected dividend yield	—	—
Expected stock price volatility	45.00%	45.00%
Risk-free interest rate	5.69%	4.47%
Expected term (years)	5.6	5.9

F-
55

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
1 7 .	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan - continued
Share Options - continued
A summary of the share options activity under the MRP Share Incentive Plan for the year ended December 31, 2019, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Equity-settled
Outstanding as of January 1, 2019	17,035,505	$0.12
Forfeited or expired	(1,064,332)	0.16
Modified to cash-settled	(15,971,173)	0.12

Outstanding as of December 31, 2019	—	$—	—	$—

Fully vested and expected to vest as of December 31, 2019	—	$—	—	$—

Exercisable as of December 31, 2019	—	$—	—	$—

	Number of share Options	Weighted Average Remaining Contractual Term
Cash-settled
Outstanding as of January 1, 2019	—
Modified from equity -settled	15,971,173
Vested	(8,587,765)
Outstanding as of December 31, 2019	7,383,408	7.77

The following information is provided for share options under the MRP Share Incentive Plan:

	Year Ended December 31,
	2019	2018	2017
Weighted average grant date fair value	$—	$0.07	$0.08

Proceeds from the exercise of share options	$—	$—	$173

Intrinsic value of share options exercised	$—	$—	$6

During the year ended December 31, 2019, MRP paid $760 to settle the vested share options that are classified as cash-settled awards under the MRP Share Inventive Plan.

F-
5
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
1 7 .	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan - continued
Share Options - continued
As of December 31, 2019, there were $160 unrecognized compensation costs related to share options under the MRP Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.86 years.
Restricted Shares
There were no restricted shares granted under the MRP Share Incentive Plan during the year ended December 31, 2019. During the years ended December 31, 2018 and 2017, the grant date fair values for restricted shares granted under the MRP Share Incentive Plan, with vesting periods of generally
two to three years, were determined with reference to the market closing prices of MRP common shares on the dates of grant as defined in the MRP Share Incentive Plan.
A summary of the restricted shares activity under the MRP Share Incentive Plan for the year ended December 31, 2019, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Equity-settled
Unvested as of January 1, 2019	29,444,660	$0.11
Forfeited	(376,236)	0.11
Modified to cash-settled	(29,068,424)	0.11

Unvested as of December 31, 2019	—	$—

Cash-settled
Unvested as of January 1, 2019	—	$—
Modified from equity -settled	29,068,424	0.11
Vested	(20,816,777)	0.10
Forfeited	(15,961)	0.09

Unvested as of December 31, 2019	8,235,686	$0.16

The following information is provided for restricted shares under the MRP Share Incentive Plan:

	Year Ended December 31,
	2019	2018	2017
Weighted average grant date fair value	$—	$0.14	$0.16

Grant date fair value of restricted shares vested	$2,026	$1,747	$454

During the year ended December 31, 2019, MRP paid $2,948
to settle the vested restricted shares that are classified as cash-settled awards under the MRP Share Incentive Plan.
As of December 31, 2019, there were $603 unrecognized compensation costs related to restricted shares under the MRP Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.07 years.

F-
5
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17 .	SHARE-BASED COMPENSATION - continued
Melco International Share Incentive Plan
On September 6, 2019, certain share-based awards under Melco International’s share option scheme adopted on May 30, 2012 and share purchase scheme adopted on October 18, 2007 (the “Melco International Share Incentive Plan”) were granted by Melco International to an employee of the Company.
In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of share-based awards under Melco International Share Incentive Plan to an employee of the Company, to the extent of services received by the Company, are recognized in the accompanying consolidated statements of operations with a corresponding increase in additional
paid-in capital, representing capital contribution from Melco International.
Share Options
During the year ended December 31, 2019, the exercise price for share options granted under the Melco International Share Incentive Plan was determined at the higher of the closing price of Melco International’s ordinary shares trading on the
m
ain
b
oard of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on the date of grant and the average closing prices of Melco International’s ordinary shares trading on the Hong Kong Stock Exchange for the five business days immediately preceding the date of grant. These share options became exercisable over
a
vesting period of 2.8 years. The share options granted expire

10 years from the date of grant.
Melco International uses the Black-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco International’s ordinary shares trading on the Hong Kong Stock Exchange. Expected term is based upon the vesting term and the expected term adopted by other publicly traded companies. The risk-free interest rate used for each period presented
is based on the Hong Kong Government Bond rate at the time of grant for the period equal to the expected term.
The fair value of share options granted under the Melco International Share Incentive Plan was estimated on the date of grant using the following weighted average assumptions as follows:

Year Ended December 31, 2019
Expected dividend yield	0.40%
Expected stock price volatility	43.33%
Risk-free interest rate	1.17%
Expected term (years)	4.9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17.	SHARE-BASED COMPENSATION - continued
Melco International Share Incentive Plan - continued
Share Options - continued
A summary of the share options activity under the Melco International Share Incentive Plan for the year ended December 31, 2019, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2019	—	$—
Granted	14,200,000	2.43

Outstanding as of December 31, 2019	14,200,000	$2.43	9.69	$5,360

Fully vested and expected to vest as of December 31, 2019	14,200,000	$2.43	9.69	$5,360

Exercisable as of December 31, 2019	—	$—	—	$—

During the year ended December 31, 2019, the weighted average grant date fair value under the Melco International Share Incentive Plan wa
s $0.90. There were no share options exercised under the Melco International Share Incentive Plan during the year ended December 31, 2019.
As of December 31, 2019, there were $9,113 unrecognized compensation costs related to share options under the Melco International Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 2.50 years.
Restricted Shares
During the year ended December 31, 2019, the grant date fair value for restricted shares granted under the Melco International Share Incentive Plan, with
a
vesting period of 2.8 years,
was
determined with reference to the closing price of Melco International’s ordinary shares trading on the Hong Kong Stock Exchange on the date of grant.
A summary of the restricted shares activity under the Melco International Share Incentive Plan for the year ended December 31, 2019, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2019	—	$—
Granted	4,879,000	2.43

Unvested as of December 31, 2019	4,879,000	$2.43

There were no restricted share
s
vested under the Melco International Share Incentive Plan during the year ended December 31, 2019.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
17.	SHARE-BASED COMPENSATION - continued
Melco International Share Incentive Plan - continued
Restricted Shares - continued
As of December 31, 2019, there were $8,429 unrecognized
compensation
costs related to restricted shares under the Melco International Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 2.50 years.
The share-based compensation cost for the Company was recognized as follows:

	Year Ended December 31,
	2019	2018	2017
Share-based compensation cost:
2011 Share Incentive Plan	$28,466	$25,284	$16,789
MRP Share Incentive Plan	1,113	(141)	516
Melco International Share Incentive Plan	2,218	—	—

Total share-based compensation expenses recognized in general and administrative expenses	$31,797	$25,143	$17,305

18.	EMPLOYEE BENEFIT PLANS
The Company has obligations to make the required contributions with respect to the below defined contribution retirement benefits schemes.
The Company operates defined contribution fund schemes
 in different jurisdictions
, which allow eligible employees to participate in defined contribution plans (the “Defined Contribution Fund Schemes”). The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to a vesting schedule, achieving full vesting

from
4 to
10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.
Employees employed by the Company in different jurisdictions are members of government-managed social security fund schemes (the “Social Security Fund Schemes”), which are operated by the respective governments, if applicable. The Company is required to pay a monthly fixed contribution or certain percentage of the employees’ relevant income and meet the minimum mandatory requirements of the respective Social Security Fund Schemes to fund the benefits.
During the years ended December 31, 2019, 2018 and 2017, the Company’s contributions
into the defined contribution retirement benefits schemes were $33,391, $23,409 and $21,864, respectively.
19.	DISTRIBUTION OF PROFITS
All subsidiaries of Melco incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
19.	DISTRIBUTION OF PROFITS - continued
The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2019 and 2018, the aggregate balance of the reserves amounted to $
31,524
and $
31,522
, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and credit facility agreements, details of which are disclosed in Note
12
under each of the respective borrowings.
20.	DIVIDENDS
On March 14, 2019, May 30, 2019, August 15, 2019 and November 22, 2019, Melco paid the quarterly dividends of $
0.0517
, $
0.0517
, $
0.05504
and $
0.05504
per share, respectively, and during the year ended December 31, 2019,
Melco
recorded total amount of quarterly dividends of $
300,995
as distributions against retained
earnings
.

On March 7, 2018, May 23, 2018, August 15, 2018 and November 29, 2018, Melco paid the quarterly dividends of $0.045, $0.045, $0.04835 and $0.04835 per share, respectively, and during the year ended December 31, 2018, Melco recorded total amount of quarterly dividends of $271,531, with $1,214 and $270,317 as distributions against additional paid-in
capital and retained earnings, respectively.
On February 10, 2017,
Melco
paid a special dividend of $
0.4404
per share and on March 15, 2017, May 31, 2017, August 23, 2017 and November 30, 2017,
Melco
paid quarterly dividends of $
0.03
, $
0.03
, $
0.03
and $
0.03
per share, respectively. During the year ended December 31, 2017,
Melco
recorded total amount of special and quarterly dividends of $
821,328
, with $
733,265
and $
88,063
as distributions against retained earnings and additional
paid-in
capital, respectively.
On February
20
, 2020, a quarterly dividend of $0.05504 per share has been declared by the Board of Directors of Melco and was paid to the shareholders of record as of March 2, 2020.
21.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA
Pursuant to a memorandum of agreement entered into by a subsidiary of Melco with the Philippine Parties as described
below and certain of its subsidiaries in 2012 for the development of City of Dreams Manila, the relevant parties of the Licensees as described below and certain of its subsidiaries entered into the following agreements which became effective on
March 13, 2013
 and end on the date of expiry of the Regular License as described below, currently expected to be on
July 11, 2033

unless terminated earlier in accordance with the respective terms of the individual agreements.
(a)	Regular License
On
April 29, 2015
, PAGCOR issued a regular casino gaming license, as amended (the “Regular License”) in replacement of a provisional license granted as of March 13, 2013, to the co-licensees
(the “Licensees”) namely, MPHIL Holdings No.1 Corporation, a subsidiary of MRP, and its subsidiaries including Melco Resorts Leisure (collectively the “MPHIL Holdings Group”), SM Investments

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
21.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued
(a)	Regular License - continued
Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) (SMIC, Belle and PLAI are collectively referred to as the “Philippine Parties”) for the establishment and operation of City of Dreams Manila, with Melco Resorts Leisure, a co-licensee,
as the “special purpose entity” to operate the casino business and as representative for itself and on behalf of the other co-licensees
in dealings with PAGCOR. The Regular License has the same terms and conditions as the provisional license, and is valid until July 11, 2033. Further details of the terms and commitments under the Regular License are included in Note 22(b).

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
22
(b).
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
monthly payments to PLAI from
Melco
Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila and is included in “Payments to the Philippine Parties” in the accompanying
consolidated statements of operations, and further provides that
Melco
Resorts Leisure has the right to retain all revenues from
non-gaming
operations of City of Dreams Manila.
(d)	MRP Lease Agreement
Melco Resorts Leisure and Belle entered into a lease agreement, as amended from time to time (the “MRP Lease Agreement”) under which
Belle agreed to lease to Melco Resorts Leisure the land and certain of the building structures for City of Dreams Manila. The leased property is used by Melco Resorts Leisure and any of its affiliates exclusively as a hotel, casino and resort complex.
22.	COMMITMENTS AND CONTINGENCIES
(a)	Capital Commitments
As of December 31, 2019, the Company had capital commitments contracted for but not incurred mainly for the construction
and acquisition of property and equipment for Studio City, City of Dreams and Cyprus Operations totaling $818,281.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
22.	COMMITMENTS AND CONTINGENCIES - continued
(b)	Other Commitments

Gaming Subconcession
On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:
i)	A fixed annual premium of MOP30,000,000 (equivalent to $3,739).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that Melco Resorts Macau operates. The variable premium is calculated as follows:

•	MOP300,000 (equivalent to $37) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kinds of games or to certain players;

•	MOP150,000 (equivalent to $19) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and

•	MOP1,000 (equivalent to $0.1) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)	A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)	Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in a maximum amount of MOP300,000,000 (equivalent to $37,394) until the 180 th
 day after the
termination
date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note
22
(b)(v) above, a sum of 1.75% of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.
Regular License
Other commitments required by PAGCOR under the Regular License include as follows:
•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $1,971) to ensure prompt and punctual remittances/payments of all license fees.

•	License fees must be remitted on a monthly basis, in lieu of all taxes with reference to the income component of the gross gaming revenues: (a) 15% high roller tables; (b) 25%
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

F-6
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued

Regular License - continued
•
PAGCOR may collect a 5% fee on
non-gaming
revenue received from food and beverage, retail and entertainment outlets. All revenues from hotel operations should not be subject to the 5% fee except for rental income received from retail concessionaires.

•
Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provisions of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt or insolvent; and (d) if the debt-to-equity
ratio is more than 70:30. As of December 31, 2019 and 2018, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity
ratio under the definition as agreed with PAGCOR.

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
of any warranties.
Gaming License in Cyprus
On June 26, 2017, the Cyprus government granted a gaming license
(the “Cyprus License”)
to a subsidiary of ICR Cyprus (the “Cyprus Subsidiary”
)
to develop, operate and maintain an integrated casino resort in Limassol, Cyprus and up to four
satellite casino premises in Cyprus for a term of 30 years, the first 15 years of which are exclusive. Pursuant to the Cyprus License agreement, the Cyprus
Subsidiary
has committed to pay the Cyprus government the following:
i)	Annual license fee for the temporary casino and integrated casino resort of 2,500,000
Euros
(“EUR”)

(equivalent to $2,802) per year for the first four years, and EUR5,000,000 (equivalent to $5,604) per year for the next four years. Upon the completion of the eight years and thereafter every four years during the term of the Cyprus License, the Cyprus government may review the annual license fee, with minimum of EUR5,000,000 (equivalent to $5,604) per year and any increase in the annual license fee may not exceed 20% of the annual license fee paid annually during the previous four-year period.

ii)
Aggregate a
nnual license fee for three operating satellite casinos in Nicosia, Larnaca and Ayia Napa of
EUR
2,000,000 (equivalent to $2,242)
, with annual license fee for the fourth satellite casino in Paphos opened in February 2020 of EU
R500,000 (
equivalent to $561
)
.

iii)	A casino tax of an amount equal to 15% of the gross gaming revenue on a monthly basis and shall not be increased during the period of exclusivity for the Cyprus License.

i v )	If the Cyprus Subsidiary fails to open the integrated casino resort by the opening date, as defined in the Cyprus License as April 30, 2021 which was further extended to December 31, 2021
(the “Opening Date”)

based on the
decision of the council of Ministers in Cyprus made on July 25, 2019, the Cyprus Subsidiary shall pay to the Cyprus government the amount of
EUR10,000

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued

Gaming License in Cyprus - continued
(equivalent to $11) for each day the integrated casino resort remains unopened past the Opening Date, up to a maximum of EUR1,000,000 (equivalent to $1,121). If the integrated casino resort does not open for 100 business days past the Opening Date, the Cyprus government may terminate the Cyprus License.
(c)	Guarantees

Except as disclosed in Notes
12
and
22
(b), the Company has made the following significant guarantees as of December 31, 2019:
•	Melco Resorts Macau has issued a promissory note (“Livrança”) of MOP550,000,000 (equivalent to $68,556) to a bank in respect of the bank guarantee issued to the Macau government under its gaming subconcession.

•	Melco has entered into two deeds of guarantee with third parties amounting to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•	In October 2013, one of the Melco’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,677) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on
August 31, 2019
was further extended to
August 31, 2021
, and is guaranteed by Studio City Company. As of December 31, 2019, approximately $642 of the Trade Credit Facility had been utilized.

•	Melco Resorts Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $1,971) to a bank in respect of a surety bond issued to PAGCOR as disclosed in Note 22(b) under Regular License.

(d)	Litigation

As of December 31, 2019, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Company’s consolidated financial statements as a whole.

F-6
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
23.	RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019, 2018 and 2017, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2019		2018		2017

Transactions with affiliated companies

Melco International and its Subsidiaries	Revenues ( services provided by the Company ) :
	Shared service fee income for corporate office	$1,366		$3,044		$951
	Management fee income for Cyprus Project (1)	1,056		1,903		1,487
	Costs and expenses (services provided to the Company): Management fee expenses	2,798	(2)	4,339	(2)	1,787	(3)
	Management fee expenses for Cyprus Project (1)	1,316		3,790		—
	Share-based compensation expenses (4)	2,218		—		—
A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (5)(6)	Costs and expenses (services provided to the Company): Consultancy fee expense	10,031		11,723		2,228
	Purchase of assets:
	Construction and renovation work performed and recognized as property and equipment	10,174		13,481		35,510

Notes
(1)
The amount
mainly
represents management fee income for services provided by the Company to Melco International for management and operation for the project in Cyprus, and such amount was further recharged with mark-up by a subsidiary of Melco International to ICR Cyprus Group. The amount represents the transactions for the period up to the completion of the Acquisition of ICR Cyprus as described in Note 25.

(2)	The amount mainly represents management fee expenses for the services provided by the senior management of Melco International and for the operation of the office of Melco’s Chief Executive Officer.

(3)	The amount mainly included Melco’s reimbursement to Melco International’s subsidiary for service fees incurred on its behalf for the operation of the office of Melco’s Chief Executive Officer.

F-6
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
23.	RELATED PARTY TRANSACTIONS - continued
(4)
The amount represents the share-based compensation expenses related to the grant of certain share-
based
awards
under
Melco International
Share Incentive
Plan

to
an employee of the Company. Further information on the share-based compensation arrangements is included in Note 17.

(5)
A company in which Mr. Lawrence Yau Lung Ho, Melco’s
Chief
Executive Officer, had beneficial interest of approximately 20% until December 10, 2019, the date on which Mr. Lawrence Yau Lung Ho disposed his entire beneficial interest in MECOM. The amount in 2019 represents the transaction
s
with a
joint
venture and a subsidiary of MECOM during the period from January 1, 2019 to December 10, 2019.

(6)	In July 2018, the Company entered into a term contract with EHY Construction and Engineering Company Limited (“EHY Construction”), a subsidiary of MECOM, pursuant to which EHY Construction agreed to provide certain services to the Company, including but not limited to structural steelworks, civil engineering construction and fitting out and renovation work for a term of three years. The performance by EHY Construction of these services under the term contract is subject to (i) individual work orders as may be issued to EHY Construction from time to time; and (ii) the maximum aggregate contract amount of HK$600,000,000 (equivalent to $77,032). The amounts included the services provided by EHY Construction of $
16,362
and $
23,042
during the period from January 1, 2019 to December 10, 2019 and the
year ended December 31, 2018, respectively.

On July 31, 2019, the Company acquired from Melco International of all of Melco International’s holding of ordinary shares
of ICR Cyprus. Further details of the transaction are included in Note 25.
(a)	Amounts Due from Affiliated Companies

The outstanding balances mainly arising from operating income or prepayment of operating
expenses as of
December
31, 2019 and 2018 are unsecured,
non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2019	2018
Melco International and its subsidiaries	$442	$87,394

(b)	Amounts Due to Affiliated Companies

The outstanding balances mainly arising from construction and renovation work performed, operating expenses and expenses paid by affiliated companies on behalf of the Company as of December 31, 2019 and 2018, are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2019	2018
A joint venture and subsidiaries of MECOM	$—	$8,118
Subsidiaries of Melco International	1,088	7,057
Others	435	11

	$1,523	$15,186

F-6
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
24.	SEGMENT INFORMATION

The Company is principally engaged in the gaming and hospitality business in Asia and Europe and its principal operating and developmental
activities occur in three geographic areas: Macau, the Philippines and Cyprus. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City, City of Dreams Manila and Cyprus Operations. Japan development projects, including Japan Ski Resort
,
and Grand Dragon Casino are included in the Corporate and Other category.
The Company’s segment information for total assets and capital expenditures is as follows:
Total Assets

	December 31,
	2019	2018	2017
Macau:
Mocha Clubs	$145,919	$120,789	$121,980
Altira Macau	429,980	376,655	427,668
City of Dreams	3,461,487	3,636,732	3,453,135
Studio City	3,153,721	3,378,646	3,475,321

Sub-total	7,191,107	7,512,822	7,478,104

The Philippines:
City of Dreams Manila	721,205	644,481	682,204
Cyprus:
Cyprus Operations	261,106	247,729	255,766

Corporate and Other	1,315,004	716,964	734,748

Total consolidated assets	$9,488,422	$9,121,996	$9,150,822

Capital Expenditures

	Year Ended December 31,
	2019	2018	2017
Macau:
Mocha Clubs	$6,620	$8,973	$4,690
Altira Macau	17,707	24,450	5,776
City of Dreams	134,075	311,441	467,780
Studio City	89,846	73,189	37,174

Sub-total	248,248	418,053	515,420

The Philippines:
City of Dreams Manila	58,697	22,572	13,571
Cyprus:
Cyprus Operations	39,911	68,238	64,283

Corporate and Other	124,265	54,109	30,051

Total capital expenditures	$471,121	$562,972	$623,325

F-6
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
2 4 .	SEGMENT INFORMATION - continued
The Company’s segment information and reconciliation to net income attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2019	2018	2017
NET REVENUES
Macau:
Mocha Clubs	$117,473	$113,432	$121,250
Altira Macau	465,056	471,292	446,132
City of Dreams	3,050,491	2,543,649	2,666,309
Studio City	1,355,321	1,368,400	1,363,405

Sub-total	4,988,341	4,496,773	4,597,096

The Philippines:
City of Dreams Manila	602,479	612,947	649,276
Cyprus:
Cyprus Operations	94,731	32,951	—

Corporate and Other	51,250	46,271	38,451

Total net revenues	$5,736,801	$5,188,942	$5,284,823

ADJUSTED PROPERTY EBITDA (1)
Macau:
Mocha Clubs	$23,280	$21,490	$26,639
Altira Macau	51,470	55,547	20,671
City of Dreams	922,776	756,378	804,872
Studio City	415,098	375,288	335,568

Sub-total	1,412,624	1,208,703	1,187,750

The Philippines:
City of Dreams Manila	247,091	269,199	235,019
Cyprus:
Cyprus Operations	29,757	8,461	(15)

Total adjusted property EBITDA	1,689,472	1,486,363	1,422,754

OPERATING COSTS AND EXPENSES
Payments to the Philippine Parties	(57,428)	(60,778)	(51,661)
Pre-opening costs	(4,847)	(55,390)	(5,331)
Development costs	(57,433)	(23,029)	(31,115)
Amortization of gaming subconcession	(56,841)	(56,809)	(57,237)
Amortization of land use rights	(22,659)	(22,646)	(22,817)
Depreciation and amortization	(571,705)	(488,446)	(460,521)
Land rent to Belle	(3,061)	(3,001)	(3,143)
Share-based compensation	(31,797)	(25,143)	(17,305)
Property charges and other	(20,815)	(29,147)	(31,616)
Corporate and Other expenses	(115,208)	(108,527)	(137,468)
Total operating costs and expenses	(941,794)	(872,916)	(818,214)
OPERATING INCOME	$747,678	$613,447	$604,540

F-
69

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
24.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2019	2018	2017
NON-OPERATING INCOME (EXPENSES)
Interest income	$9,311	$5,471	$3,580
Interest expenses, net of capitalized interest	(310,102)	(264,880)	(255,764)
Loan commitment and other finance fees	(2,738)	(4,630)	(6,079)
Foreign exchange (losses) gains, net	(10,756)	(10,497)	12,781
Other (expenses) income, net	(23,914)	3,684	5,282
Loss on extinguishment of debt	(6,333)	(3,461)	(49,337)
Costs associated with debt modification	(579)	—	(2,793)
Total non-operating expenses, net	(345,111)	(274,313)	(292,330)
INCOME BEFORE INCOME TAX	402,567	339,134	312,210
INCOME TAX (EXPENSE) CREDIT	(8,339)	(238)	10
NET INCOME	394,228	338,896	312,220
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(21,055)	1,403	32,608
NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$373,173	$340,299	$344,828

Note
(1)
“Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle, Corporate and Other expenses, and other non-operating income and expenses. The Company uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City, City of Dreams Manila and Cyprus Operations and to compare the operating performance of its properties with those of its competitors.

The Company’s geographic information for long-lived assets is as follows:
Long-lived Assets

	December 31,
	2019	2018	2017
Macau	$6,207,746	$6,287,324	$6,389,846
The Philippines	398,110	381,866	458,242
Cyprus	152,066	124,072	64,283
Hong Kong and other foreign countries	86,726	61,095	12,389

Total long-lived assets	$6,844,648	$6,854,357	$6,924,760

F-7
0

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
25.	ACQUISITION OF SUBSIDIARIES

Acquisition of ICR Cyprus
On July 31, 2019, the Company completed its acquisition from Melco International of all of Melco International’s holding of ordinary shares of ICR Cyprus, which represents a 75%
equity interest in ICR Cyprus (the “Acquisition of ICR Cyprus”) for a consideration with the issuance
of 55,500,738
ordinary shares of Melco, which were equivalent
to 18,500,246
ADSs. The Acquisition of ICR Cyprus is accounted for as a transaction involving a transfer of business between entities under common control in accordance with the applicable accounting standards as disclosed in Note 2(a). Accordingly, the transfer of Melco International’s equity interest in ICR Cyprus to Melco is accounted for at carrying values of net assets transferred and the consideration in excess of the net assets of ICR Cyprus Group of
 $192,304
was recognized as an
increase

in the Company’s additional

p
aid-in
capital.
Acquisition of Japan Ski Resort
On November
28
, 2019, the Company completed its acquisition of 100%
equity interest in Kabushiki Kaisha Okushiga Kogen Resort (the “Japan Ski Resort”), a company currently operates a ski resort in Nagano, Japan, for a cash consideration of

1,685,000,000
Japanese Yen
(equivalent to $15,394
),

for its business development in Japan. The acquisition was
not m
ate
ri
al
to the Company’s consolidated financial statements. In connection with this acquisition, the Company recorded a goodwill of $13,731
which is primarily attributable to the benefit of future market development of the Company and is not deductible for tax purposes. Acquisition-related costs were expensed as incurred and were not significant.
The Company accounted for the acquisition as business combinations in accordance with the applicable accounting standards and recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date.

The Company estimated fair value using level 2 inputs, which are observable inputs
for similar assets, and level 3 inputs, which are unobservable inputs, for other acquired assets and assumed liabilities. Given how recently the acquisition was completed, the allocation of fair value for assets acquired and liabilities assumed is preliminary and may be adjusted up to one
year after the acquisition.
For the period from November 28, 2019 through December 31, 2019, Japan Ski Resort’s net revenue, operating income and net income were not material. Pro forma results of operations for the acquisition have not been presented because it is not material to the consolidated results of operations.

26.	CHANGE IN SHAREHOLDING OF THE SUBSIDIARIES

The Philippine subsidiaries
During the year ended December 31, 2017, 1,040,485 share options under the MRP Share Incentive Plan were exercised, which decreased Melco’s shareholding in MRP and the Company recognized an increase of $96 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.
During the years ended December 31, 2018 and 2017, 20,506,393 and 2,826,644 restricted shares under the MRP Share Incentive Plan were vested, which decreased Melco’s shareholding in MRP and the Company recognized a decrease of $573 and $67, respectively, in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.
On October 31, 2018, MCO (Philippines) Investments Limited (“MCO Investments”), a subsidiary of Melco, conducted a voluntary tender offer (the “Tender Offer”) for up to 1,569,786,768 outstanding

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
26.	CHANGE IN SHAREHOLDING OF THE SUBSIDIARIES - continued

The Philippine subsidiaries - continued
common shares of MRP held by the public, at a price of PHP7.25 (equivalent to $0.14) per share, for the purpose of increasing and consolidating its shareholding interest in MRP. The Tender Offer expired on November 29, 2018 and 1,338,477,668 outstanding common shares of MRP were tendered and acquired by MCO Investments at the offer price of PHP7.25 (equivalent to $0.14) per MRP share for a total amount of PHP9,703,963,000 (equivalent to $184,055) and were crossed (the “Cross Transaction”) over the facilities of the PSE on December 10, 2018. An additional 107,475,300 common shares of MRP were acquired by MCO Investments from December 6, 2018 until December 10, 2018 at a total consideration of PHP
779,196,000
(equivalent to $
14,779
). After the Cross Transaction, MRP’s public ownership level fell below the
10
% required threshold over the Minimum Public Ownership Rules of the PSE. As a result, the shares of MRP were automatically suspended for trading by the PSE on
December 10, 2018
. MRP was automatically
delisted
from the PSE on June
11
,
2019
, by reason of its public ownership remaining below the
10
% minimum threshold prescribed under the PSE’s Rule on Minimum Public Ownership for a period of more than six months. The above transactions increased
Melco
’s shareholding in MRP and the Company recognized a decrease of $
140,999
in
Melco
’s additional
paid-in
capital which
reflected
the adjustment to the carrying amount of the
noncontrolling
interest in MRP.
During the year ended December 31, 2019, MRP issued and the independent directors subscribed for 1,493,900 common shares of MRP with a par value of PHP1 per share, for a total consideration of PHP1,494,000 (equivalent to $30), which decreased Melco’s shareholding in MRP and the Company recognized a decrease of $30 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of noncontrolling interest in MRP.
During the years ended December 31, 2019 and 2018, the total transfers to noncontrolling interests amounted to $30 and $141,572, respectively, and during the year ended December 31, 2017, the total transfers from noncontrolling interests amounted to $29, in relation to transactions as described above. The Com pany retain
s its controlling financial interests in MRP before and after the above transactions.
Studio City International
During the year ended December 31, 2018, Studio City International completed its initial public offering. In connection with its offering, Studio City International issued (i) 28,750,000 ADSs, representing 115,000,000 Class A ordinary shares, (ii) 800,376 Class A ordinary shares to Melco International to effect an assured entitlement distribution, pursuant to a concurrent private placement, and (iii) additional 4,312,500 ADSs, representing 17,250,000 Class A ordinary shares, pursuant to the full exercise by the underwriters of the over-allotment option. The offering decreased Melco’s shareholding in Studio City International and the Company recognized a decrease of $31,845 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in Studio City International. The Company retains its controlling financial interests in Studio City International before and after the above transactions
.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
26.	CHANGE IN SHAREHOLDING OF THE SUBSIDIARIES - continued
The schedule below discloses the effects of changes in Melco’s ownership
interest in MRP and Studio City International on Melco’s equity:

	Year Ended December 31,
	2019	2018	2017
Net income attributable to Melco Resorts & Entertainment Limited	$373,173	$340,299	$344,828
t ransfers (to) from noncontrolling interests:

The Philippine subsidiaries
Decrease in additional paid-in capital resulting from the issuance of common shares of MRP to independent directors	(30)	—	—
Decrease in additional paid-in capital resulting from purchases of common shares of MRP from the open market and the Tender Offer	—	(140,999)	—
Decrease in additional paid-in capital resulting from the vesting of restricted shares under the MRP Share Incentive Plan	—	(573)	(67)
Increase in additional paid-in capital resulting from the exercise of share options under the MRP Share Incentive Plan	—	—	96

Sub-total	(30)	(141,572)	29

Studio City International
Decrease in additional paid-in capital resulting from an initial public offering of Studio City International	—	(31,845)	—

Sub-total	—	(31,845)	—

Changes from net income attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$373,143	$166,882	$344,857

27.	SUBSEQUENT EVENT

In connection with the outbreak of the coronavirus (Covid-19) in the first quarter of 2020, severe travel restrictions, temporary business closures and other prohibitions have been imposed by the People’s Republic of China (“PRC”), Macau, the Philippines, Cyprus and other countries throughout the world, which has significantly disrupted the Company’s operations. On February 5, 2020, the Company’s Macau casino operations were suspended for a 15-day period. On February 20, 2020, casino operations resumed in Macau with limited visitation from Hong Kong, Taiwan and certain regions of the PRC among other countries. In March 2020, the Macau government, the Hong Kong government and several provinces in the PRC, including Guangdong, imposed further entry bans, restrictions and quarantine requirements on nearly all visitors traveling to and from Macau, which is expected to significantly impact the Company’s casino and resort operations.
On March 15, 2020, PAGCOR ordered the suspension of all casino operations in Metro Manila, which includes the City of Dreams Manila, from March 16, 2020 until April 14, 2020, subject to further review and change.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued
(In thousands of U.S. dollars, except share and per share data)
27.	SUBSEQUENT EVENT - continued

Also on March 15, 2020 and thereafter, the Cyprus government suspended the Company’s casino operations in Cyprus for four weeks from March 16, 2020 and placed restrictions on non-essential social and business activities from March 24, 2020 to April 13, 2020 such as suspension of most construction work within the country, including construction work at City of Dreams Mediterranean development. The restriction dates are subject to further review and change by the Cyprus government.
The Covid-19 outbreak and the related events have also caused severe disruptions to the Company’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Company.
The disruptions to the Company’s business had material adverse effects on its financial condition and operations during the first quarter of 2020. As the disruptions are ongoing, the Company expects such adverse effects will continue, and may worsen beyond the first quarter of 2020. The Company is unable to reasonably estimate the financial impact to the Company’s future results of operations, cash flows and financial condition due to uncertainties surrounding the business closures, travel restrictions and other events related to the Covid-19 outbreak.