Form 20-F
period 2020-12-31
Melco Resorts & Entertainment LTD
filed 2021-03-31
CIK 1381640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Heather Rollo, Senior Vice President
, Chief Accounting Officer Tel +852 2598 3600, Fax +852 2537 3618
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
1,456,547,942 ordinary shares outstanding as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
 405 of the Securities Act.

Yes

☒

No

☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section
 13 or 15(d) of the Securities Exchange Act of 1934.

Yes

☐

No

☒
Indicate by check mark whether the registrant: (1)
 has filed all reports required to be filed by Section 13 or 15(d) of t he Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2)
 has been subject to such filing r
equirements for the past 90 days.

Yes

☒

No

☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of
 Regulation
 S-T
 (
§
232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section
 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes

☒

No

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

Yes

☐

No

☐

i

ii

INTRODUCTION
In this annual report
on Form 20-F, unless otherwise
indicated:

•
“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to approximately US$129,000) which remained outstanding under the term loan facility and the HK$1.0 million (equivalent to approximately US$129,000) revolving credit facility commitment which remained available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were cancelled;

•
“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years;

•
“2020 Studio City Notes” refers to the US$825.0 million aggregate principal amount of 8.50% senior notes due 2020 issued by Studio City Finance on November 26, 2012 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in March 2019;

•
“2020 Studio City Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of its outstanding 2020 Studio City Notes which commenced on January 22, 2019 and settled on February 11, 2019;

•	“2021 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 5.00% senior notes due 2021 issued by Melco Resorts Finance on February 7, 2013 and fully redeemed on June 14, 2017;

•
“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to approximately US$30.1 million), which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$129,000) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•
“2024 Studio City Notes” refers to the US$600.0 million aggregate principal amount of 7.25% senior notes due 2024 issued by Studio City Finance on February 11, 2019 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

•
“2024 Studio City Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2024 Studio City Notes, which commenced and settled in January 2021;

•
“2025 Senior Notes” refers to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 issued by Melco Resorts Finance, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 and US$350.0 million in aggregate principal amount was issued on July 3, 2017;

•	“2025 Studio City Notes” refers to the US$500 million aggregate principal amount of 6.00% senior notes due 2025 issued by Studio City Finance on July 15, 2020;

•	“2026 Senior Notes” refers to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 issued by Melco Resorts Finance on April 26, 2019;

•	“2027 Senior Notes” refers to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 issued by Melco Resorts Finance on July 17, 2019;

•
“2028 Senior Notes” refers to the US$850 million aggregate principal amount of 5.750% senior notes due 2028 issued by Melco Resorts Finance, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 (the “First 2028 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on August 11, 2020 (the “Additional 2028 Senior Notes”);

•	“2028 Studio City Notes” refers to the US$500 million aggregate principal amount of 6.50% senior notes due 2028 issued by Studio City Finance on July 15, 2020;

•
“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, equivalent to approximately US$30.1 million which consist of a HK$233.0 million (approximately US$29.9 million) revolving credit facility and a HK$1.0 million (approximately US$129,000) term loan facility;

•
“2029 Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 issued by Melco Resorts Finance, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 (“First 2029 Senior Notes”) and US$250.0 million in aggregate principal amount was issued on January 21, 2021 (“Additional 2029 Senior Notes”);

•	“2029 Studio City Notes” refers to the US$750 million aggregate principal amount of 5.00% senior notes due 2029 issued by Studio City Finance on January 14, 2021;

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•
“Altira Hotel” refers to our former subsidiary, Altira Hotel Limited, a Macau company through which we operated hotel and certain other non-gaming businesses at
Altira Macau and which has been merged with Altira Resorts;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

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

•
“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“City of Dreams Manila” refers to an integrated resort located within Entertainment City, Manila;

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

•	“MCO Investments” refers to our subsidiary, MCO (Philippines) Investments Limited, a company incorporated under the laws of the British Virgin Islands;

•	“MCO Nominee One” refers to our subsidiary, MCO Nominee One Limited;

•	“Melco International” refers to Melco International Development Limited, a Hong Kong-listed company;

•	“Melco Leisure” refers to Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands and a wholly-owned subsidiary of Melco International;

•	“Melco Philippine Parties” refers to Melco Resorts Leisure, MPHIL Holdings No. 1 and MPHIL Holdings No. 2;

•	“Melco Resorts Finance Notes” refers to, collectively, the 2025 Senior Notes, the 2026 Senior Notes, the 2027 Senior Notes, the 2028 Senior Notes and the 2029 Senior Notes;

•	“Melco Resorts Finance” refers to our subsidiary, Melco Resorts Finance Limited (formerly known as MCE Finance Limited), a Cayman Islands exempted company with limited liability;

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

•	“share(s)” and “ordinary share(s)” refer to our ordinary share(s), par value of US$0.01 each;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•
“Studio City Company” refers to our subsidiary, Studio City Company Limited, which is a company incorporated in the British Virgin Islands with limited liability and which is also an indirect subsidiary of SCI;

•
“Studio City Company Notes” refers to, collectively, the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 (the “2019 Studio City Company Notes”) and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (the “2021 Studio City Company Notes”), each issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment in full upon maturity in November 2019 (in the case of the 2019 Studio City Company Notes) and the redemption of all remaining outstanding amounts in August 2020 (in the case of the 2021 Studio City Company Notes);

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

•	“Studio City Notes” refer to, collectively, the 2025 Studio City Notes, the 2028 Studio City Notes and the 2029 Studio City Notes;

•
“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100.0 million), and which was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

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
This annual report
on Form 20-F includes our
audited consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 and as of December 31, 2020 and 2019.
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

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“net rolling”	net turnover in a non-negotiable chip game

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“non-rolling chip”	chip that can be exchanged for cash, used by mass market patrons to make wagers

“occupancy rate”	the average percentage of available hotel rooms occupied, including complimentary rooms, during a period

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“progressive jackpot”	a jackpot for a gaming machine or table game where the value of the jackpot increases as wagers are made; multiple gaming machines or table games may be linked together to establish one progressive jackpot

“revenue per available room” or “REVPAR”	calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available, thereby representing a combination of hotel average daily room rates and occupancy

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on a rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts,
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report
on Form 20-F contains forward-looking
statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate in Macau, a growth market with intense competition, the Philippines, a market that is expected to experience growth over the next several years, and Cyprus, a new market with significant growth potential, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.
In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	the material impact of the global COVID-19 pandemic on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•
restrictions or conditions on visitation by citizens of mainland China to Macau, the Philippines and Cyprus, including in connection with the
COVID-19
pandemic, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic
levels (if at all);

•
the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the
COVID-19
pandemic, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in China and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate our casinos;

•	our ability to extend or renew our Macau gaming subconcession beyond its current expiration date in 2022;

•	our ability to obtain or maintain all required governmental approval, authorizations and licenses for our operations;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our future business development, results of operations and financial condition;

•	the expected growth of the gaming and leisure market in Macau, the Philippines and Cyprus;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau , the Philippines and Cyprus;

•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

•
increased competition from other casino hotel and resort projects in Macau and elsewhere in Asia, including the concessionaires (Sociedade de Jogos de Macau, S.A., or SJM, Wynn Resorts (Macau) S.A., or Wynn Macau, Galaxy Casino, S.A., or Galaxy) and subconcessionaires (including MGM Grand Paradise, S.A., or MGM Grand, and Venetian Macau Limited, or Venetian Macau) in Macau;

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

•
government policies and regulation relating to the gaming industry, including gaming table allocations, gaming license approvals in Macau, the Philippines and Cyprus and the legalization of gaming in other jurisdictions;

•	the completion of infrastructure projects in Macau, the Philippines and Cyprus;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”
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
A. SELECTED FINANCIAL DATA
The following selected consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1.
The Company adopted Accounting Standards Codification 326,
Financial Instruments — Credit Losses (Topic 326)
(“ASU
2016-13”)
on January 1, 2020 under the modified retrospective method. Results for the periods beginning on or after January 1, 2020 are presented under the ASU
2016-13,
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
In connection with the Cyprus Acquisition pursuant to which we acquired a 75% equity interest in ICR Cyprus from Melco International on July 31, 2019, the comparative information for 2018 and 2017 included the assets and liabilities of ICR Cyprus and its subsidiaries that were acquired by the Company at historical carrying amounts, and the financial results of ICR Cyprus and its subsidiaries, as if the Cyprus Acquisition had been in effect since the inception of common control resulting from the acquisition of ICR Cyprus and its subsidiaries by Melco International in September 2017 in accordance with Accounting Standards Codification
805-50,
Business Combinations — Related Issues
.
The selected consolidated statement of operations data for the years ended December 31, 2017 and 2016 and the balance sheet data as of December 31, 2018, 2017 and 2016 have been derived from our consolidated financial statements not included in this annual report.
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

	Year Ended December 31,
	2020 (1)	2019 (2)	2018 (3)	2017	2016
	(In thousands of US$, except share and per share data and operating data)
Consolidated Statements of Operations Data:
Total operating revenues / Net revenues	$1,727,923	$5,736,801	$5,188,942	$5,284,823	$4,519,396
Total operating costs and expenses	$(2,668,480)	$(4,989,123)	$(4,575,495)	$(4,680,283)	$(4,156,280)
Operating (loss) income	$(940,557)	$747,678	$613,447	$604,540	$363,116
Net (loss) income	$(1,454,614)	$394,228	$338,896	$312,220	$66,918
Net loss (income) attributable to noncontrolling interests	$191,122	$(21,055)	$1,403	$32,608	$108,988
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(1,263,492)	$373,173	$340,299	$344,828	$175,906
Net (loss) income attributable to Melco Resorts & Entertainment Limited per share
— Basic	$(0.882)	$0.260	$0.226	$0.232	$0.116
— Diluted	$(0.884)	$0.258	$0.224	$0.230	$0.115

	Year Ended December 31,
	2020 (1)	2019 (2)	2018 (3)	2017	2016
	(In thousands of US$, except share and per share data and operating data)
Net (loss) income attributable to Melco Resorts & Entertainment Limited per ADS (4)
— Basic	$(2.647)	$0.779	$0.678	$0.697	$0.348
— Diluted	$(2.652)	$0.775	$0.673	$0.691	$0.346
Weighted average shares outstanding used in net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation
— Basic	1,432,052,735	1,436,569,083	1,506,551,789	1,484,379,459	1,516,714,277
— Diluted	1,432,052,735	1,443,447,422	1,516,410,062	1,496,068,459	1,525,284,272
Dividends declared per share	$0.05504	$0.2135	$0.1867	$0.5604	$0.2408

	December 31,
	2020 (1)	2019	2018	2017	2016
	(In thousands of US$)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$1,755,351	$1,394,982	$1,472,423	$1,436,940	$1,702,310
Investment securities	—	618,305	91,598	89,874	—
Bank deposits with original maturities over three months	—	—	—	9,884	210,840
Restricted cash	419	37,520	48,166	45,542	39,282
Total assets (6)	9,020,967	9,488,422	9,121,996	9,150,822	9,340,341
Total current liabilities (6)	1,116,250	1,525,460	2,146,928	1,685,689	1,479,140
Long-term debt, net (5)	5,645,391	4,394,131	4,060,917	3,557,562	3,720,275
Total liabilities (6)	7,182,896	6,345,194	6,149,704	5,561,135	5,516,927
Noncontrolling interests (7)	735,950	704,260	675,015	511,451	479,544
Total equity (7)	1,838,071	3,143,228	2,972,292	3,589,687	3,823,414
Ordinary shares	14,565	14,565	15,385	15,339	14,759

(1)
We adopted the ASU
2016-13
on January 1, 2020 under the modified retrospective method. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 and our results of operations for the year ended December 31, 2020 as a result of the adoption of the ASU
2016-13.

(2)
We adopted the New Leases Standard on January 1, 2019 under the modified retrospective method. There was no material impact on our results of operations for the year ended December 31, 2019 as a result of the adoption of the New Leases Standard.

(3)
We adopted the New Revenue Standard on January 1, 2018 under the modified retrospective method. Results for the periods beginning on or after January 1, 2018 are presented under the New Revenue Standard, while prior year amounts are not adjusted and continue to be reported in accordance with the previous basis.

(4)	Each ADS represents three ordinary shares.
(5)	Includes current and non-current portion of long-term debt, net of debt issuance costs.
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

•
In May 2016, we repurchased 155,000,000 ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$800.8 million, and such shares were subsequently cancelled by us

•
On November 30, 2016 (December 1, 2016, Hong Kong time), we repaid the Studio City Project Facility (other than the HK$1.0 million rolled over into the term loan facility of the 2021 Studio City Senior Secured Credit Facility, which was entered into on November 23, 2016) as funded by the net proceeds from the offering of Studio City Company Notes issued by Studio City Company on November 30, 2016 and cash on hand

•
In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$1.2 billion, and such repurchased shares were subsequently cancelled by us

•	On June 6, 2017, Melco Resorts Finance issued US$650.0 million in aggregate principal amount of the 2025 Senior Notes

•
On June 14, 2017, together with the net proceeds from the issuance of US$650.0 million in aggregate principal amount of the 2025 Senior Notes along with the proceeds in the amount of US$350.0 million from a partial drawdown of the revolving credit facility under the 2015 Credit Facilities and cash on hand, Melco Resorts Finance redeemed all of our outstanding 2021 Senior Notes

•
On July 3, 2017, Melco Resorts Finance issued US$350.0 million in aggregate principal amount of the 2025 Senior Notes, the net proceeds from which were used to repay in full the US$350.0 million drawdown from the revolving credit facility under the 2015 Credit Facilities

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

•
On December 13, 2018, MCO Investments completed its tender offer for the common shares of MRP and, together with an additional of 107,475,300 common shares of MRP acquired by MCO Investments on or after December 6, 2018, increased the Company’s equity interest in MRP from approximately 72.8% immediately prior to the announcement of the tender offer to approximately 97.9% on December 13, 2018

•	On December 28, 2018, Melco Resorts Leisure redeemed all of the Philippine Notes which remained outstanding

•	On December 31, 2018, Studio City Finance partially redeemed the 2020 Studio City Notes in an aggregate principal amount of US$400.0 million, together with accrued interest

•
On January 22, 2019, Studio City Finance commenced the 2020 Studio City Notes Tender Offer, which expired on February 4, 2019. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2020 Studio City Notes Tender Offer amounted to US$216.5 million

•
On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of 2024 Studio City Notes, the net proceeds of which were used to pay the tendering noteholders from the 2020 Studio City Notes Tender Offer and, on March 13, 2019, to redeem, together with accrued interest, all remaining outstanding amounts of the 2020 Studio City Notes

•
On April 26, 2019, Melco Resorts Finance issued US$500.0 million in aggregate principal amount of the 2026 Senior Notes, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities

•
On May 30, 2019, we agreed to purchase an approximately 19.99% ownership interest in Crown Resorts from CPH Crown Holdings Pty Limited in two equal tranches under a definitive purchase agreement entered into on the same date. On June 6, 2019, we acquired the first tranche of an approximately 9.99% ownership interest in Crown Resorts for which we paid the purchase price of AUD879.8 million (equivalent to approximately US$617.8 million based on the exchange rate on the transaction date). On February 6, 2020, we agreed with CPH Crown Holdings Pty Limited to terminate the obligation to purchase the second tranche of the remaining approximately 9.99% ownership interest in Crown Resorts as originally contemplated under the definitive purchase agreement dated May 30, 2019 (as amended by an amendment agreement dated August 28, 2019)

•
On July 17, 2019, Melco Resorts Finance issued US$600.0 million in aggregate principal amount of the 2027 Senior Notes, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities

•
On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus, whose subsidiaries are operating our temporary casino in Limassol and is licensed to operate four satellite casinos, as well as developing City of Dreams Mediterranean

•	On November 30, 2019, Studio City Company fully repaid the 2019 Studio City Company Notes upon its maturity with cash on hand

•
On December 4, 2019, Melco Resorts Finance issued US$900.0 million in aggregate principal amount of the First 2029 Senior Notes, the net proceeds from which were used to fully repay the principal amount outstanding under the revolving credit facility and to partially prepay the principal amount outstanding under the term loan facility under the 2015 Credit Facilities

•
On April 29, 2020, we sold all of our approximately 9.99% ownership interest in Crown Resorts at the aggregate price of AUD551.6 million (equivalent to approximately US$359.1 million based on the exchange rate on the transaction date)

•
On April 29, 2020, our subsidiary, MCO Nominee One, as borrower, entered into the 2020 Credit Facilities pursuant to which the lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years

•
On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$352.2 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK$1.0 million (equivalent to US$129,000) which remained outstanding under the term loan facility for the 2015 Credit Facilities. On May 7, 2020, following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, a part of the revolving credit facility commitments under the 2015 Credit Facilities were canceled, following which the available revolving credit facility commitments under the 2015 Credit Facilities were HK$1.0 million (equivalent to US$129,000)

•
On July 15, 2020, Studio City Finance issued US$500.0 million in aggregate principal amount of the 2025 Studio City Notes and US$500.0 million in aggregate principal amount of the 2028 Studio City Notes, from which a portion of the net proceeds were used to redeem in full by Studio City Company of the 2021 Studio City Company Notes

•
On July 21, 2020, Melco Resorts Finance issued US$500.0 million in aggregate principal of the First 2028 Senior Notes, the net proceeds from which were used to repay the principal amount outstanding for the revolving credit facility under the 2020 Credit Facilities

•	On August 11, 2020, Melco Resorts Finance issued US$350.0 million in aggregate principal of the Additional 2028 Senior Notes

•
In relation to a series of private offers of its Class A ordinary shares announced by Studio City International Holdings Limited on July 7, 2020, or the Studio City Private Placements, Studio City International Holdings Limited completed a US$500 million private placement of shares. The net proceeds from this private placement was approximately US$499.2 million, of which US$291.2 million was from noncontrolling interests.

•	On September 23, 2020, MCO Nominee One drew down HK$1.94 billion (equivalent to US$249.9 million) under the 2020 Credit Facilities
Exchange Rate Information
The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine peso and Euros. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made
at a rate of HK$7.7528 to US$1.00.
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
The noon buying rate on December 31, 2020 in New York City for cable transfers in H.K. dollars per U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7534 to US$1.00. On March 19, 2021, the noon buying rate was HK$7.7646 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollar or H.K. dollar, as the case may be, at any particular rate or at all.
The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made
at the exchange rate of MOP7.9854 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Patacas. This annual report on Form 20-F also contains
translations of certain Renminbi, New Taiwan dollars, the Philippine peso, Euro and Australian dollar amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi, New Taiwan dollars, Euros and Australian dollars to U.S. dollars in this annual report on Form 20-F were made
at the noon buying rate on December 31, 2020 for cable transfers in RMB, New Taiwan dollars, Euros and Australian dollars per U.S. dollar, as certified for customs purposes by the Federal Reserve Bank of New York, which were RMB6.5250 to US$1.00, TWD28.0800 to US$1.00, EUR0.8177 to US$1.00 and AUD1.2972 to US$1.00, respectively. Unless otherwise stated, all conversions from the Philippine peso to U.S. dollars in this annual report on Form 20-F were made
based on the volume weighted average exchange rate quoted through the Bangko Sentral ng Pilipinas (BSP), which was PHP48.036 to US$1.00 on December 29, 2020.

We make no representation that any RMB, TWD, PHP, EUR, AUD or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or TWD or PHP or EUR or AUD, as the case may be, at any particular rate or at all. On March 19, 2021, the noon buying rate was RMB6.5070 to US$1.00, TWD28.4200 to US$1.00, EUR0.8397 to US$1.00 and AUD1.2910 to US$1.00. The exchange rate as of March 19, 2021 as provided by Bangko Sentral ng Pilipinas (BSP) was PHP48.673 US$1.00.
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.
You should carefully consider the following risk factors in addition to the other information set forth in this annual report. Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.
Risks Relating to Our Business and Operations

•	Risks relating to the COVID-19 pandemic and other epidemics and pandemics.

•	Risks relating to our significant projects in various phases of development, including construction risks.

•	Risks relating to generating a substantial portion of revenues and cash from Macau and Philippines.

•	Risks relating to operating in a highly regulated industry, including complying with regulatory requirements for and restrictions on the development of Studio City and City of Dreams Mediterranean.

•	Risks relating to regional political, social, economic and legal risks in the Macau, Philippines and Cyprus.

•	Risks relating to facing intense competition.

•	Risks relating to depending on the continued efforts of our senior management and retaining qualified personnel.

•	Risks relating to inadequate insurance coverage.

•
Risks relating to operating in the gaming industry, including risk of cheating and counterfeiting, inability to collect receivables from credit customers and dependence on gaming promoters for a portion of our gaming revenues.

•	Risks relating to mergers, acquisitions, strategic transactions and investments.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to failure to protect the integrity and security of data, including customer information.

•	Risks relating to being delisted from the Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three years.
Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Melco Resorts Macau’s Subconcession Contract.

•	Risks relating to restrictions on export of Renminbi.

•	Risks relating to adverse changes or developments in gaming laws or other regulations in Macau.

•	Risks relating to limits on the maximum number of gaming tables in Macau.
Risks Related to Operating in the Gaming Industry in the Philippines

•	Risks related to tenancy relationships as the land and buildings comprising the site of City of Dreams Manila are leased.

•	Risks relating to the regulatory requirements for and restrictions on the operation of City of Dreams Manila.

•	Risks relating to a suspension of VIP gaming operations at City of Dreams Manila under certain circumstances.
Risks Relating to Operating in the Gaming Industry in Cyprus

•	Risks relating to the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of our Cyprus casinos.

•	Risks relating to the regulatory requirements for and restrictions on our operations in Cyprus and the development of City of Dreams Mediterranean.
Risks Relating to Our Corporate Structure and Ownership

•	Risks relating to the substantial influence our controlling shareholder has over us.

•	Risks relating to competing with Melco International on casino projects.
Risks Relating to Our Financing and Indebtedness

•	Risks relating to our current, project and potential future indebtedness and our need for additional financing.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to compliance with credit facilities and debt instruments.
Risks Relating to Our Business and Operations
The
COVID-19
pandemic has had, and will likely to continue to have, a material and adverse effect on our business, financial condition and results of operations.
In December 2019, an outbreak of
COVID-19
was identified and has since spread around the world. In March 2020, the World Health Organization declared the
COVID-19
outbreak a global pandemic. Many governments around the world have implemented a variety of measures to reduce the spread of
COVID-19,
including travel restrictions and bans, instructions to residents to practice social distancing, quarantine advisories, shelter-in-place
orders and required closures of
non-essential
businesses. The
COVID-19
pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets.
As a result of the
COVID-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from China to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations in February 2020, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that the number of players and spectators at tables be limited to three to four, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances.
Quarantine-free travel, subject to
COVID-19
safeguards such as testing and the usual visa requirements, was reintroduced between Macau and an increasing number of areas and cities within the PRC in progressive phases from June to August 2020, commencing with an area in Guangdong Province, which is adjacent to Macau, and expanding to additional areas and major cities within Guangdong Province, followed by most other areas of the PRC. On September 23, 2020, mainland China authorities fully resumed the IVS exit visa program, which permits individual PRC citizens from nearly 50 PRC cities to travel to Macau for tourism purposes. On December 21, 2020, the Macau government announced that generally, individuals who have been to countries and regions other than mainland China and Taiwan in the preceding 21 days are required to undergo a mandatory
21-day
quarantine upon entry into Macau from mainland China, Taiwan or Hong Kong. While certain travel restrictions have eased, health-related precautionary measures remain in place and customers were only recently permitted to enter casino premises in Macau without a negative nucleic acid test certificate. In addition, foreigners continue to be unable to enter Macau, except if they have been in mainland China in the preceding 21 days and are eligible for an exemption application.
According to the DSEC, visitor arrivals to Macau decreased by 85.0% on a year-over-year basis in 2020 as compared to 2019 while, according to the DICJ, gross gaming revenues in Macau declined by 79.3% on a year-over-year basis in 2020. As we derive a significant majority of our revenues from our business and operations in Macau, our business has been materially and adversely affected by the
COVID-19
pandemic.
In the Philippines, in February 2020, the Philippine government announced restrictions on inbound travel from mainland China, Hong Kong, Macau and Taiwan as a measure to control the
COVID-19
outbreak. Subsequently, on March 16, 2020, the country, including Metro Manila, was placed under enhanced community quarantine with severe measures imposed including strict home quarantine, suspension of land, domestic air and domestic sea travel, limitation on inbound travel from other countries, prohibition of mass gatherings and suspension of work at various non-essential
government offices and private offices. PAGCOR likewise ordered the suspension of all casinos and other gaming operations in Metro Manila, which includes City of Dreams Manila, for the duration of the enhanced community quarantine and, as a further attempt to restrict inbound tourists, the Philippine government has temporarily suspended the issuance of new visas and certain visa-free entries into the country from March 2020. Eventually, Metro Manila was placed under modified enhanced community quarantine in May 2020. In June 2020, the community quarantine in Metro Manila was further downgraded to general community quarantine thereby prompting PAGCOR to allow casinos to conduct dry run gaming operations at a limited operational capacity. However, PAGCOR again ordered the closure of casinos when Metro Manila was placed under modified enhanced community quarantine in August 2020 and only allowed the resumption of the casinos’ dry run gaming operations when Metro Manila reverted to general community quarantine on August 19, 2020. The general community quarantine in Metro Manila was originally extended to until March 31, 2021. During the general community quarantine period, other than the closure in August 2020, City of Dreams Manila’s casino has been open since June 19, 2020, allowing a limited capacity of players and guests. Subject to certain restrictions imposed by the Philippine Department of Tourism, our three hotels at City of Dreams Manila also resumed limited operations commencing from around October 2020 and certain of the dining establishments at City of Dreams Manila also resumed operations at a limited operational capacity during the last quarter of 2020. However, on March 27, 2021, the Philippine Government re-imposed the enhanced community quarantine over Metro Manila and adjacent provinces from March 29, 2021 to April 4, 2021 to stem the recent surge of COVID-19 cases. Under the enhanced community quarantine, additional restrictions were introduced that included prohibitions of mass gatherings, restrictions of movements of persons aged above 65 and under 18 and the imposition of a curfew from 6 p.m. to 5 a.m. City of Dreams Manila also temporarily closed beginning on March 29, 2021, and will remain closed for the duration of the enhanced community quarantine period. Such measures have had, and will likely continue to have, a material adverse effect on the business and operations of City of Dreams Manila.
In Cyprus, with outbreaks of
COVID-19
occurring throughout Europe, following an earlier decree given by the Minister of Health of Cyprus on March 10, 2020 that prohibited more than 75 people from gathering in the same indoor area until March 31, 2020, on March 15, 2020 and thereafter, the Cyprus government announced a series of measures designed to contain the spread of
COVID-19
that included closures of private businesses such as shopping malls, department stores, restaurants, cafes, nightclubs, cinemas, museum, sports venues and our casino operations in Cyprus for four weeks with effect from March 16, 2020, suspension of all hotel operations from March 22, 2020 to June 8, 2020, restrictions on inbound travel into Cyprus that included the suspension of all passenger flights into Cyprus from March 12, to June 8, 2020 and further restrictions on non-essential
social and business activities from March 24, 2020 to May 3, 2020 that included suspension of most construction work within the country, including construction work at our City of Dreams Mediterranean project. During the first lockdown in Cyprus that began in March 2020, various restrictions were later extended until June that included the suspension of our casino operations in Cyprus until June 13, 2020. While there were some relaxation to the inbound flight restrictions during the summer period, restrictions remain in place for travelers coming from certain high-risk countries and certain travelers may be required to undergo
14-day
self-isolation upon arrival in Cyprus or subject to other requirements. Commencing from October 23, 2020, the cities of Limassol and Paphos became subject to a 11 p.m. to 5 a.m. curfew and our operations in those cities were required to be closed during those hours while the curfew remained in place. On November 12, 2020, as part of a regional lockdown, our casino operations in Limassol and Paphos were suspended until November 30, 2020 and thereafter, the government of Cyprus announced nationwide measures from November 30, 2020 to December 31, 2020, in an effort to prevent the spread of
COVID-19
which included, among others, curfew, restrictions on gatherings, sports, food and beverages and retail businesses and closure of various other businesses, including our casino operations in Cyprus. Our operations in Cyprus are currently closed and will remain closed while such measures remain in place. Such measures have had, and will likely continue to have, a material adverse effect on the business and operations of our Cyprus properties.
The
COVID-19
pandemic has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us resulting in potential increases in our bad debts.
As the impact from
the COVID-19 pandemic
is ongoing, any recovery from such disruptions will depend on future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines; the development of effective treatments for COVID-19; the
duration of travel and visa restrictions, and customer sentiment and behavior (including the length of time before customers resume travel and participation in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the
COVID-19
pandemic on consumer behavior related to discretionary spending and traveling), all of which are highly uncertain. While
COVID-19
vaccines have been approved in various countries, the production, distribution and administration of any such vaccines on a widespread basis may take a significant amount of time, and there can be no assurances as to the long-term safety and efficacy of such vaccines or if the current vaccines will be effective against new strains of the coronavirus that causes
COVID-19.
Moreover, even if the
COVID-19
pandemic subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.
The disruptions to our business caused by the
COVID-19
pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue.
Our operating history may not serve as an adequate basis to judge our future operating results and prospects. We have significant projects in various phases of development and therefore are subject to significant risks and uncertainties.
Our business operating history is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. City of Dreams commenced operations in June 2009 and Morpheus, the third phase of City of Dreams, opened in June 2018. In addition, City of Dreams Manila commenced operations in December 2014 and Studio City commenced operations in October 2015. We also operate a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and are developing City of Dreams Mediterranean in Cyprus, a project in which we acquired a 75% equity interest in July 2019. Furthermore, we have significant projects, such as the remaining development of the land on which Studio City is located and City of Dreams Mediterranean in Cyprus as described above, both of which are in various phases of design or development.

We face certain risks, expenses and challenges in operating gaming businesses in intensely competitive markets. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	respond to economic uncertainties, including the higher prospect of a global recession and a contraction of liquidity in the global credit markets as a result of the COVID-19 pandemic;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

•
maintain internal personnel, systems, controls and procedures to assure compliance with the extensive regulatory requirements applicable to the gaming business as well as regulatory compliance as a public company;

•	respond to competitive and/or deteriorating market conditions;

•	respond to changes in our regulatory environment and government policies; and

•
renew or extend leases or right to use agreements for existing Mocha Clubs or identify suitable locations and enter into new leases or right to use agreements for new Mocha Clubs or existing Mocha Clubs which we may relocate.

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
We generate a substantial portion of our cash flow from our properties in Macau and the Philippines and, as a result, we are subject to greater risks than a gaming company which operates in more geographical regions.
We are a parent company with limited business operations of our own. We conduct most of our business operations through our direct and indirect subsidiaries. Our primary sources of cash are dividends and distributions with respect to our ownership interests in our subsidiaries that are derived from the earnings and cash flow generated by our operating properties.
While we commenced operation of our temporary casino and satellite casinos in Cyprus, we primarily depend on our properties in Macau and City of Dreams Manila for our cash flow. Given that our operations are and will be primarily conducted based on our principal properties in Macau and one property in Manila prior to the opening of City of Dreams Mediterranean, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	dependence on the gaming, tourism and leisure market in Macau and the Philippines;

•	limited diversification of businesses and sources of revenues;

•
a decline in air, land or ferry passenger traffic to Macau or the Philippines from China or other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the outbreak of
COVID-19,
or any social unrest in Hong Kong;

•	a decline in economic and political conditions in Macau, China, the Philippines or Asia, or an increase in competition within the gaming industry in Macau, the Philippines or generally in Asia;

•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in China or other countries in Asia;

•	tightened control of cross-border fund transfers and/or foreign exchange regulations or policies effected by the Chinese, Macau and/or Philippine governments;

•	changes in Macau, China and Philippine laws and regulations, including gaming laws and regulations, anti-smoking legislation, or interpretations thereof, as well as China travel and visa policies;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing thereof;

•
natural and other disasters, including typhoons, earthquakes, volcano eruptions, outbreaks of infectious diseases, terrorism, violent criminal activities or disruption affecting Macau or the Philippines;

•	lower than expected rate of increase or decrease in the number of visitors to Macau or the Philippines;

•	relaxation of regulations on gaming laws in other regional economies that could compete with the Macau and the Philippine markets;

•	government restrictions on growth of gaming markets, including policies on gaming table allocation and caps; and

•	a decrease in gaming activities and other spending at our properties.
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
pandemic;

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

•	disputes with, and defaults by, contractors and subcontractors and other counter-parties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases, such as the ongoing COVID-19 pandemic;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.
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
We have certain projects under development or intended to be developed pursuant to our expansion plan. The completion of these projects is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals, disruptions to key supply markets, including shortages of, and price increases in energy, materials and skilled and unskilled labor, and inflation, including any disruptions resulting from the
COVID-19
outbreak. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially and adversely affect our business, financial condition and results of operations. For example, construction work at our City of Dreams Mediterranean project was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential
business activities due to the
COVID-19
outbreak. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global
COVID-19
pandemic, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. In particular, the development of the City of Dreams Mediterranean project is still ongoing and in the early stages and therefore still requires significant additional capital investments. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations” for a discussion of the risks relating to the financing of the development of the City of Dreams Mediterranean project.
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
The construction of large-scale properties, including the types of projects we are or may be involved in, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. We believe, and require, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If accidents occur during the construction of any of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.
We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.
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
While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing. Although we have already made significant capital investments for the development for the remaining land of Studio City, we expect to require significant additional capital investments to complete the development. As of December 31, 2020, we had incurred approximately US$256.2 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and fear for a contraction of liquidity in the global credit markets caused by the effect of the large-scale global
COVID-19
pandemic and lenders’ perceptions of, and demand for the debt financing for, the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.
There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline. With the disruptions from the
COVID-19
outbreak, the construction period has been delayed and is expected to extend beyond the estimated approximately 32 months and the current development period. The extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us the necessary extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.
We are developing the City of Dreams Mediterranean project in Cyprus and we are required under the Cyprus License to open the integrated casino resort by September 30, 2022. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.
Our subsidiary, Integrated Casino Resorts, was granted the Cyprus License by the government of Cyprus on June 26, 2017 to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. Following the extension granted by the government of Cyprus, the Cyprus License currently requires us to open the integrated casino resort in Limassol, namely City of Dreams Mediterranean, by September 30, 2022, and if we fail to meet such timeline, Integrated Casino Resorts is required to pay the government of Cyprus EUR10,000 (equivalent to approximately US$12,229) for each day of delay and up to a maximum of EUR1.0 million (equivalent to approximately US$1.2 million). If such delay continues for 100 business days, the government of Cyprus has the right to terminate the Cyprus License immediately without any obligation to offer any compensation to us. The development of City of Dreams Mediterranean is still ongoing and there is no guarantee that we will complete the development of the City of Dreams Mediterranean project and open by the deadline. The
COVID-19
outbreak has also caused significant disruptions to the construction work at City of Dreams Mediterranean. For example, construction work at City of Dreams Mediterranean was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential
business activities due to the
COVID-19
outbreak. There is no assurance that the Cyprus government will not impose additional restrictions due to the
COVID-19
outbreak, which could cause further significant disruptions to the construction work at City of Dreams Mediterranean. Prior to the
COVID-19
outbreak, we estimated that City of Dreams Mediterranean would open at the end of 2021. With the disruptions from the
COVID-19
outbreak, we have applied for, and the government of Cyprus has granted, an extension of the relevant period to September 30, 2022. If the scheduled opening date of City of Dreams Mediterranean is further delayed and extended beyond the current estimated date, we will have to apply for a further extension of the relevant period. Any application for an extension of the relevant period shall be subject to the review and approval of the government of Cyprus at its discretion and there can be no assurance that the government of Cyprus will grant us any necessary extension or not exercise its right to terminate the Cyprus License in the circumstances highlighted above. In the event that no further extension is granted by the government of Cyprus and the Cyprus License is terminated, we could lose all or substantially all of our investment in Cyprus and may not be able to continue to operate our operations in Cyprus as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.
Inadequate transportation infrastructure in the Philippines, Macau or Cyprus may hinder increases in visitation to the Philippines, Macau or Cyprus.
City of Dreams Manila is located within Entertainment City, a controlled development in the City of Paranaque. Other than Solaire and Okada Manila, there are currently no other integrated tourism resorts which have begun operations in Entertainment City. It is unlikely that Manila’s existing transportation infrastructure is capable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to large scale integrated resorts within Entertainment City, such as City of Dreams Manila. Although the NAIA Expressway and the newly constructed Skyway
Stage-3
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
Cyprus is an island in the Eastern Basin of the Mediterranean Sea. It is the third largest island in the Mediterranean after the Italian islands of Sicily and Sardinia. Cyprus has two international airports with flights to other European countries as well as outside of Europe such as Russia, the Middle East and Africa. Cyprus existing transportation infrastructure may be incapable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to our temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos or City of Dreams Mediterranean (which is currently under development). There is no guarantee that any measures taken by the government of Cyprus will successfully increase air traffic into Cyprus or sufficiently eliminate the traffic problem or other deficiencies in Cyprus’ transportation infrastructure.
Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitation to our properties and have a material adverse effect on our results of operations.
The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including the
COVID-19
outbreak, have and may continue to negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future. See also “— The
COVID-19
pandemic has had, and will likely to continue to have, a material and adverse effect on our business, financial condition and results of operations” and “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.” We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, mainland China. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and China and our business is sensitive to the willingness of our customers to travel. In particular, our operating results may be adversely affected by:

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
For example, our business and operations are affected by the travel or visa restrictions imposed by China on its citizens from time to time. Even before the
COVID-19
outbreak, the Chinese government imposed restrictions on exit visas granted to resident citizens of mainland China for travel to Macau. The government further restricts the number of days that resident citizens of mainland China may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the Chinese government from time to time, could disrupt the number of visitors from mainland China to our properties.
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
In addition, our business and results of operations may be materially and adversely affected by any changes in China’s economy, including the decrease in the pace of economic growth. A number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, have contributed to a slowdown of China’s economy. According to the National Bureau of Statistics of China, China’s GDP growth rate was 2.3% in 2020, which was much lower than the 6.0% in 2019. Any slowdown in China’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in China will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.
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
Our business in the Philippines will also depend significantly on revenues from foreign visitors and be affected by the development of Manila and the Philippines as a tourist and gaming destination. Such revenues from foreign visitors and development of Manila and the Philippines may be disrupted by events that reduce foreigners’ willingness to travel to or create substantial disruption in Metro Manila and raise substantial concerns about visitors’ personal safety, such as power outages, civil disturbances, terrorist attacks and outbreak of widespread health epidemics or pandemics, among others. The Philippines has also experienced a significant number of major catastrophes over the years, including typhoons, volcanic eruptions and earthquakes, which have caused road closures and work stoppages in the affected areas as well as cancellation of flights. We cannot predict the extent to which our business in the Philippines and tourism in Metro Manila in general will be affected by any of the above occurrences or fears that such occurrences will take place. We cannot guarantee that any disruption to our Philippine operations will not be protracted, that City of Dreams Manila will not suffer any damages and that any such damage will be completely covered by insurance or at all. Should the Philippines fail to continue to develop as a tourist destination or should Entertainment City or Manila fail to become a widely recognized regional gaming destination, City of Dreams Manila may fail to attract a sufficient number of visitors, which would cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.
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
In addition, the global macroeconomic environment is facing significant challenges, including the higher prospect of a global recession caused by the effect of a large-scale global
COVID-19
pandemic, and dampened business sentiment and outlook. These events have also caused significant declines as well as volatility in global equity and debt capital markets, further elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to these events, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. There is considerable uncertainty over the impact and duration of the
COVID-19
outbreak on the global macroeconomic environment. In addition, tensions between the United States and China have continued to escalate in 2020 in connection with ongoing trade disputes as well as other political factors, including the
COVID-19
outbreak and the status of Hong Kong.
Continued rising political tensions could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The introduction of the National Security Law for Hong Kong and the U.S. State Department’s statements in reaction to it has resulted in a further deterioration in the
Sino-U.S.
bilateral relationship, which could negatively affect the Chinese economy and its demand for gaming and leisure activities.
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
A significant number of the customers of our properties come from, and are expected to continue to come from, China. Any travel restrictions imposed by China could negatively affect the number of patrons visiting our properties from China.
Since mid-2003, under
the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. The Chinese government has in the past restricted and loosened IVS travel frequently and may continue to do so from time to time and it is unclear whether such measures will become more restrictive in the future. A decrease in the number of visitors from China would adversely affect our results of operations. See also “—An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” for a discussion of how the
COVID-19
outbreak has affected the policies and measures adopted by the PRC and Macau governments.
In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties in Macau and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the Chinese government in recent years have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gaming to Chinese citizens by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. It has also been reported that the Chinese government is developing its digital currency and has performed certain test trials in its application within mainland China. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on our operations, especially our VIP rolling chip operations, if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency. In addition, amendments to China’s criminal laws, such that anyone that organizes trips for Chinese citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Further, prior convictions of staff of a foreign casino in China in relation to gaming-related activities in China have also created regulatory uncertainty on marketing activities in China. It is currently unclear whether, and to what extent, these amendments will adversely impact the operations of gaming promoters and any knock-on
effect on VIP rolling chip operations as well as on the premium direct, premium mass and mass market segments. A wide interpretation, application or enforcement of these amendments by the PRC governmental authorities could have a material and adverse effect on our business and prospects, financial condition and results of operations. Further, prior convictions of staff of a foreign casino in China in relation to gaming-related activities in China have also created regulatory uncertainty on marketing activities in China.
We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.
Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. We now also generate revenues from our Philippine and Cyprus operations, but continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. While the Macau gaming market has generally improved since the third quarter of 2016 to the last quarter of 2018, the Macau gaming market, according to the DICJ, experienced a decline in gross gaming revenues from 2014 to 2016. We believe such decline was primarily driven by a deterioration in gaming demand from China, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, gross gaming revenues in Macau declined by 79.3% on a year-over-year basis in 2020. We believe such year-over-year decline in 2020 was mainly due to the impact of the
COVID-19
outbreak, which has resulted in a significant decline in inbound tourism, among other things. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market. The
COVID-19
outbreak has had, and will likely to continue to have, a material adverse effect on the Macau gaming market. See “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.”
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
The Philippine gaming industry is also highly regulated, including the recent amendment to the existing Philippines Anti-Money Laundering Act, as amended (“Philippine AMLA”), whereby casinos are included as covered persons subject to reporting and other requirements under the Philippine AMLA. The Anti-Money Laundering Council and PAGCOR have also recently released regulations and guidelines on compliance. Amendments to existing anti-money laundering regulations have been signed into law, expanding the coverage of the Philippine AMLA and including Philippine offshore gaming operators in the list of covered persons, which includes the Melco Philippine Parties. The authority of the Anti-Money Laundering Council was also expanded to including the power to apply for search and seizure orders, issue subpoenas, and preserve, manage or dispose assets pursuant to a freeze order or judgment of forfeiture. While we have adjusted our anti-money laundering policies for our Philippine operations to the existing new rules and regulations, we cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or any such current or future policies will be effective in preventing our Philippines operations from being exploited for money laundering purposes. City of Dreams Manila is also subject to increased audits and inspections from regulators, including those relating to anti-money laundering requirements and measures. City of Dreams Manila may legally operate under the Philippine License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Philippine License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.
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

Gaming in Cyprus is a highly regulated new market and subject to various regulations of the European Union that are being developed and adopted in Cyprus. We will have to review and amend our anti-money laundering policies for our operations in Cyprus when new laws and regulations come into force. The CGC has and will continue to conduct business-wide anti-money laundering and counter-terrorist financing inspections at our Cyprus casinos and review our anti-money laundering policies. As a result of these inspections and reviews, we have made, and expect we will need to continue to make, certain adjustments to our policies and compliance procedures from time to time. Being a new gaming regime, there are also less precedents on the interpretation of these laws and regulations. Our Cyprus License also requires us to submit periodic reports to the CGC in areas that include our operations, regulatory compliance, consumer complaints and financial and tax reporting. If we are unable to fully comply with any of the foregoing requirements, we could be subject to fines or other penalties.
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
In addition, current laws and regulations in Macau, the Philippines and Cyprus concerning gaming and gaming concessions and licenses, for the most part, have been enacted or amended recently and there are limited precedents on the interpretation of these laws and regulations. These laws and regulations are complex, and a court or administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue new or modified regulations, that differ from our interpretation. For instance, certain decisions issued recently by the Macau courts have determined that a gaming operator is liable for the refund of patron funds deposited with a gaming promoter for various purposes while other Macau court decisions have determined that a gaming operator has no such liability. These decisions are not final. The uncertainty caused by these contradictory decisions, a final adverse determination on a gaming operator’s liability with respect to a gaming promoter’s activity or new or modified regulations could have a material adverse effect on our business, financial condition and results of operations.
Uncertainties in the legal systems in the PRC may expose us to risks.
Gaming-related activities in the PRC, including marketing activities, are strictly regulated by the PRC government and subject to various PRC laws and regulations. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities and operations in the PRC is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, that affect gaming-related activities in the PRC could have a material and adverse effect on our business and prospects, financial condition and results of operations.
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
In the Philippine gaming market, we compete with hotels and resorts owned by both Philippine nationals and foreigners. PAGCOR, an entity owned and controlled by the government of the Philippines, also operates gaming facilities across the Philippines. Our operations in the Philippines face competition from gaming operators in other more established gaming centers across the region, particularly those of Macau and Singapore, and other major gaming markets located around the world, including Australia and Las Vegas, as we attract similar pools of customers and tourists. A number of such other operators have a longer track record of gaming operations and such other markets have more established reputations as gaming markets. Our operations in the Philippines may not be successful in its efforts to attract foreign customers and independent gaming promoters to City of Dreams Manila, and to promote Manila as a gaming destination.
In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Galaxy Casino, S.A., or Galaxy, opened Galaxy Macau Resort in Cotai in May 2011, Phase 2 of the Galaxy Macau Resort in May 2015, and Phase 3 of the Galaxy Macau Resort is currently being developed and expected to be completed and fully operational in the first half of 2022, while Phase 4 is expected to be completed and operational within a few years after the completion of Phase 3. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened the Parisian Macao in September 2016. Wynn Macau opened the Wynn Palace in Cotai in August 2016. MGM Grand Paradise opened MGM Cotai in February 2018. Sociedade de Jogos de Macau, S.A., or SJM, is currently developing its project in Cotai which is expected to open in the first half of 2021 and Sands Cotai Central in Cotai has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”
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
In the Philippines, PAGCOR has issued regular gaming licenses to the Philippine Licensees and one other company and additional provisional gaming licenses to two other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR has granted a provisional license to a fifth operator located near the Entertainment City in mid-2018.
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
Due to the increased competition in the labor market and the relevant regulatory restrictions, we cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties, or that costs to recruit and retain such personnel will not increase significantly. In addition, we have previously been subject to certain labor demands in Macau. The inability to attract, retain and motivate qualified employees and management personnel could have a material adverse effect on our business.
Further, the Macau government is currently enforcing a labor policy pursuant to which the ratio of local to foreign workers that may be recruited is determined on a case-by-case basis and,
in relation to construction works, must be at least 1:1 unless otherwise authorized by the Macau government. Such a policy could have a material adverse effect on our ability to complete works on our properties, such as the remaining development of the land on which Studio City is located. Moreover, if the Macau government enforces similar restrictive ratios in other areas, such as the gaming, hotel and entertainment sectors, or imposes additional restrictions on the hiring of foreign workers generally, including as a result of the
COVID-19
outbreak, this could have a material adverse effect on the operation of our properties.
In the Philippines, the Philippine License requires that at least 95.0% of City of Dreams Manila’s total employees be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business. In addition, in February 2019, Kilusan ng Manggagawang Makabayan
(KMM-Katipunan)
Melco Resorts Leisure (PHP) Corporation — Table Games Division — Chapter, or
KMM-MELCO
[TDG], was certified by the Philippines Department of Labor to represent the rank-and-file
employees of the Table Games Division of City of Dreams Manila as the

former’s sole and exclusive bargaining agent and a collective bargaining agreement was subsequently signed between City of Dreams Manila and the
KMM-Katipunan
in February 2020. More recently, KMM-Katipunan also sought to organize and represent the employees of the Security Division of City of Dreams Manila and filed a petition in February 2021 to request for an election by the relevant employees, and such request and the related process are being reviewed by, and remain subject to the approval of, the Philippines Department of Labor. Any demand or activities of such collective bargaining agent, or any additional collective bargaining agents that may be certified by the Philippines Department of Labor in the future, could have a material adverse effect on the business and operations of City of Dreams Manila or our financial condition and results of operations.
In Cyprus, there is also a risk that our employees may organize or become part of a collective bargaining agreement or trade union. There is also a shortage of experienced gaming and other skilled and unskilled personnel as Cyprus is a new gaming market and we also compete with other local hotels and resorts for non-gaming
personnel in the hospitality sector. There is also a shortage of labor in the construction sector given the robust building activities in Cyprus and the difficulty in applying for work permits for non-EU
citizens. As a result, our contractors may have to make up for any shortages in available labor from Greece or other European countries which may be challenging due to the
COVID-19
related travel restrictions imposed by the government of Cyprus and could also increase our labor costs.
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
We currently have various insurance policies providing certain coverage typically required by gaming and hospitality operations in Macau. In addition, we maintain various types of insurance policies for our Philippine and Cyprus business and operations, including mainly property damage, business interruption, general liability and crime insurance policies. In the Philippines, we also maintain a surety bond required by PAGCOR, which secures the prompt payment by Melco Resorts Leisure of the monthly licensee fees due to PAGCOR. These insurance policies provide coverage that is subject to policy terms, conditions and limits. There is no assurance that we will be able to renew such insurance coverage on equivalent premium costs, terms, conditions and limits upon their expiration. Certain events, such as typhoons and fires, may increase and have increased our premium costs. The cost of coverage may in the future become so high that we may be unable to obtain the insurance policies we deem necessary for the operation of our projects on commercially practicable terms, or at all, or we may need to reduce our policy limits or agree to certain exclusions from our coverage.
We cannot assure you that any such insurance policies we obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, or terrorist acts, could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks or terrorist acts, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, the
COVID-19
outbreak has resulted in many governments around the world, including in the Philippines, Macau and Cyprus where we operate, placing quarantines disallowing residents to travel into or outside of the quarantined area, enforcing business closures and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.
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
Gaming inherently involves elements of chance that are beyond our control, and as a result our revenues may be volatile and the winnings of our patrons could exceed our casino winnings at particular times during our operations.
The gaming industry is characterized by the element of chance. In addition to the element of chance, theoretical expected win rates are also affected by other factors, including players’ skills and experience, the mix of games played, the financial resources of players, the spread of table limits, the volume and mix of bets placed by our players, the amount of time players spend on gambling and the number of our players. As a result, our actual win rates may differ greatly over short time periods, such as from quarter to quarter, and could cause our quarterly results to be volatile. Each of these factors, alone or in combination, have the potential to negatively impact our win rates, and our business, financial condition and results of operations could be materially and adversely affected.
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
Our business could be, and in certain cases, such as the
COVID-19
pandemic, has been materially and adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika, Ebola and the
COVID-19
outbreak. The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in China or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions in China or elsewhere in the world as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. See also “— The
COVID-19
pandemic has had, and will likely to continue to have, a material and adverse effect on our business, financial condition and results of operations”.
Several countries, including Japan, South Korea and Vietnam, have registered cases of avian flu since the end of 2020. Fully effective avian flu vaccines have not been developed and there is evidence that the H5N1 virus is constantly evolving so we cannot assure you that an effective vaccine can be discovered or commercially manufactured in time to protect against the potential avian flu pandemic. In the first half of 2003, certain countries in Asia experienced an outbreak of SARS, a highly contagious form of atypical pneumonia, which seriously interrupted economic activities and caused the demand for goods and services to plummet in the affected regions.
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

Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, or the Pataca, the Philippine peso or the Euro and other risks related to foreign exchange and currencies, including restrictions on conversions and/or repatriation of foreign currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.
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
The value of the H.K. dollar, the Pataca, the Philippine peso and the Euro against the U.S. dollar may fluctuate and may be affected by, among other things, changes in political and economic conditions. While the H.K. dollar is pegged to the U.S. dollar within a narrow range and the Pataca is in turn pegged to the H.K. dollar, and the exchange rates between these currencies has remained relatively stable over the past several years, we cannot assure you that the current peg or linkages between the U.S. dollar, H.K. dollar and Pataca will not be de-pegged,
de-linked or otherwise
modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, the Pataca, the Philippine peso or the Euro to the U.S. dollar may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollar or Pataca for our operations, fluctuations in exchange rates between the H.K. dollar or Pataca against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.
While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations
during the years ended December 31, 2020 and 2019. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.
Furthermore, China has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of gaming patrons from mainland China to Macau, the Philippines or outside of Asia, inhibit the growth of gaming in those markets and negatively impact our gaming operations.
We may undertake mergers, acquisitions, strategic transactions or investments that are not realized or result in operating difficulties, distractions from our current businesses or a material and adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.
We have made, and may in the future make, acquisitions, investments, divestments or strategic transactions in companies or projects to expand or complement our existing operations. From time to time, we engage in discussions and negotiations with companies regarding acquisitions, investments, divestments or other strategic transactions, which may be material or significant, in such companies or projects. For example, the discussions and negotiations between us and Melco International led to our acquisition of 75% ownership interest in ICR Cyprus from Melco International, through which we expanded our operations to Cyprus. With this acquisition, our business has been expanded to the European region and includes the development of the City of Dreams Mediterranean, a new integrated casino resort project in Cyprus. Our expanded operations and developments in Cyprus require significant resources and investments and we may in the future make other acquisitions, investments or strategic transactions that require significant capital commitments and resources.
Any integration process that would follow any of our acquisitions, investments or strategic transactions, including our acquisition of 75% equity interest in ICR Cyprus, may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. Any benefits anticipated at the time of the investment or acquisition may also not be realized, or may be impacted, due to factors beyond our control. For example, in February 2020, we announced our decision to not pursue the acquisition of an additional 9.99% ownership interest in Crown Resorts due to the impact of the
COVID-19
outbreak, and in April 2020, we announced the sale of our 9.99% equity interest in Crown Resorts to a third party and ceased to be a shareholder of Crown Resorts following such sale. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities, result in losses, including in material amounts, and adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.
We may also, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings or investigations in connection with our acquisitions, investments, divestments or strategic transactions in companies or projects, which may delay or materially impact the completion of such acquisitions, investments, divestments or strategic transactions. For example, in connection with the definitive purchase agreement we entered into with CPH Crown Holdings Pty Limited in May 2019 to acquire a total of an approximately 19.99% ownership interest in Crown Resorts for the total purchase price of AUD1,759.6 million (equivalent to approximately US$1,356.5 million) and pursuant to which we acquired an approximately 9.99% ownership interest in Crown Resorts on June 6, 2019 and were to acquire an additional 9.99% ownership interest in Crown Resorts by September 30, 2019, as a result of the relevant Australian regulatory process, we and CPH Crown Holdings Pty Limited agreed to defer our acquisition of the additional 9.99% ownership interest in Crown Resorts. Any such regulatory and legal proceedings or investigations may materially and adversely affect our business, operations, financial condition and prospects.
We face risks relating to any expansion of our operations and entry into new markets through mergers, acquisitions, strategic transactions or investments.
We have expanded our operations and entered into new markets in the past through acquisitions and strategic transactions. See also “— We may undertake mergers, acquisitions, strategic transactions or investments that are not realized or result in operating difficulties, distractions from our current businesses or a material and adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.”
We may continue to evaluate and consider a wide array of potential strategic transactions as part of our overall business strategy. Any future expansion of our operations or our entry into new markets through mergers, acquisitions, strategic transactions or investments may subject us to:

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
We are, and may in the future be, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal and regulatory proceedings and investigations which we or our affiliates are or may be a party to from time to time, or which could develop in the future, as well as fines or other penalties which may be imposed on us in connection with any requisite permit, license or other approval for our business and operations. Litigation and regulatory proceedings can be costly and time-consuming and may divert management attention and resources from our operations. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party. Our reputation may also be adversely affected by our involvement or the involvement of our affiliates in litigation and regulatory proceedings. In addition, we and our affiliates operate or have interests in a number of jurisdictions in which regulatory and government authorities have wide discretion to take procedural actions in support of their investigations and regulatory proceedings, including seizures and freezing of assets and other properties that are perceived to be connected or related to such investigations or regulatory proceedings. Given such wide discretion, regulatory or government authorities may take procedural or other actions that may affect our assets and properties in connection with any investigation or legal or regulatory proceeding involving us, any of our affiliates, or third parties, which may materially affect our business, financial condition or results of operations.
In addition, claims and proceedings against us, including but not limited to any claims alleging that we received, misappropriated or misapplied funds, or violated any anti-corruption law or regulation, may result in our business operations being subject to greater scrutiny from relevant regulatory authorities and requiring us to make further improvements to our existing systems and controls and business operations, all of which may increase our compliance costs. No assurance can be provided that any provisions we have made for such matters will be sufficient. Litigation and regulatory proceedings and investigation are inherently unpredictable and our results of operations or cash flows may be adversely affected by an unfavorable resolution of any pending or future litigation, disputes and regulatory investigation.
We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.
We conduct, and expect to continue to conduct, our gaming activities at our casinos on a credit basis as well as a cash basis. Consistent with customary practice in both the Macau and the Philippines gaming markets, we grant credit to our gaming promoters and certain premium direct players. Gaming promoters bear the responsibility for issuing credit and subsequently collecting the credit they granted. We extend credit, often on an unsecured basis, to certain gaming promoters and VIP patrons whose level of play and financial resources warrant such an extension in our opinion. High-end patrons typically
are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them. In Cyprus, a new gaming market, we also grant credit to a small number of selected premium direct players.
We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions, including Macau, the Philippines, Cyprus and under certain circumstances, Hong Kong. As most of our customers in Macau are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers, and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. As a result of the
COVID-19
pandemic, we have increased our estimated allowance for credit losses. We may also have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, Macau gaming taxes, Philippines license fees or Cyprus gaming taxes (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which approximate fair values.
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
A significant proportion of our casino revenues in Macau is generated from the rolling chip segment of the gaming market. Similarly, City of Dreams Manila also attracts foreign gaming visitors, particularly VIP players who typically place large individual wagers. In Cyprus, we also attract a number of VIP players. The loss or a reduction in the play of the most significant of these rolling chip patrons or VIP gaming customers could have an adverse effect on our business. In addition, revenues and cash flows derived from high-end gaming of
this type are typically more volatile than those from other forms of gaming primarily due to high bets and the resulting high winnings and losses. As a result, our business, results of operations and cash flows from operations may be more volatile from quarter to quarter than that of our competitors and consequently may require higher levels of cage cash in reserve to manage this volatility.

We depend upon gaming promoters for a portion of our gaming revenues. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters or if the financial resources of our gaming promoters are insufficient to allow them to continue doing business in Macau and/or Manila or if our gaming promoters are otherwise restricted from doing business due to, for example, the recent amendments to China’s criminal laws, our results of operations could be materially and adversely impacted.
Customers introduced to us by gaming promoters are responsible for a significant portion of our gaming revenues in Macau and Manila. For our operations in Cyprus, where there are currently two licensed gaming promoters approved in 2020, other gaming promoters have also submitted licensing applications to the CGC which remain subject to CGC’s approval. For the year ended December 31, 2020, approximately 15.6% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters. With the rise in casino operations in Macau, Manila and Europe, the competition for relationships with gaming promoters has increased and is expected to continue to increase. If we are unable to utilize, maintain and/or develop relationships with gaming promoters and, in the case of Cyprus, if the number of licensed gaming promoters do not significantly increase in the future, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit, which may increase our overall credit exposure.
In addition, gaming promoters may encounter difficulties in attracting patrons to come to Macau, Manila or Cyprus. Measures adopted by the PRC and/or the Macau, Manila or Cyprus governments could adversely impact the operations of our gaming promoters in Macau, Manila or Cyprus. For example, gaming promoters may experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in Macau, Manila or Cyprus. Credit already extended by our gaming promoters may become increasingly difficult to collect. Also, in the event the Macau government reduces the cap on the commission rates payable to gaming promoters, gaming promoters’ incentives to bring travelers to casinos in Macau would be further diminished, and certain of the gaming promoters may be forced to cease operations or divert the travelers to other regions. This inability to attract sufficient patrons, settle accounts with patrons, grant credit and collect amounts due in a timely manner may negatively affect our gaming promoters’ operations, causing them to wind up or liquidate their operations, and as a result, our ability to maintain or grow casino revenues and our ability to recover credit extended may be adversely affected. The inability of gaming promoters to settle accounts with their patrons may expose such gaming promoters to litigation proceedings initiated by affected patrons, which may also expose us to additional litigation risk.
In addition, recent amendments to China’s criminal laws, such that anyone that organizes trips for Chinese citizens for the purpose of gambling outside of mainland China, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. It is currently unclear whether and to what extent this amendment will adversely impact the operations of our gaming promoters in the future. See also “— Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations”.
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
Any failure or alleged failure to comply with anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), could result in penalties, which could harm our reputation and have an adverse effect on our business, results of operations and financial condition.
We and our businesses in different jurisdictions are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act, or FCPA. The FCPA prohibits companies and any individuals or entities acting on their behalf from offering or making improper payments or providing things of value to foreign officials for the purpose of obtaining or keeping business. The FCPA also requires companies to maintain accurate books and records and to devise and maintain a system of internal accounting controls. Breach of these anti-corruption laws carries severe criminal and civil sanctions as well as other penalties and reputational harm. There has been a general increase in FCPA enforcement activities in recent years by the SEC and the U.S. Department of Justice. Both the number of FCPA cases and sanctions imposed have risen significantly.
While we have adopted and implemented an anti-corruption compliance program covering both commercial bribery and public corruption which includes internal policies, procedures and training aimed to prevent and detect anti-corruption compliance issues and risks, and procedures to take remedial action when compliance issues are identified, there is no assurance that our employees, consultants, contractors and agents, and those of our affiliates, will adhere to the anti-corruption compliance program, or that any action taken to comply with, or address compliance issues, will be considered adequate by the regulatory bodies with jurisdiction over us and our affiliates. Any violation of our compliance program or applicable law by us or our affiliates could subject us or our affiliates to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our reputation, cause us to lose customer relationships or gaming licenses, or lead to other adverse consequences on our business, prospects, financial condition and results of operations. As we are a U.S. listed company, certain U.S. laws and regulations apply to our operations and compliance with those laws and regulations increases our cost of doing business. We also deal in significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by us could have a negative effect on our results of operations.
A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.
We have registered and have the right to use the trademarks, including “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “Morpheus,” “City of Dreams Manila,” “Studio City,” “Melco Resorts

Philippines,” “C2” and “Melco Resorts & Entertainment” in Macau, the Philippines, Cyprus and/or other jurisdictions. We have also registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau, City of Dreams Manila and Cyprus. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and have a material adverse effect on our business, financial condition and results of operations. For example, third parties may misappropriate or infringe our intellectual property, which may include but not be limited to the use of our intellectual property by offshore gaming websites, including those that may attempt to defraud members of the public. While we may take legal or other appropriate actions against these unauthorized offshore websites, such as by reporting the sites to the appropriate governmental or regulatory authorities, such actions may not be effective or significant expenses could be incurred and such unauthorized activities may draw businesses away from our operations and/or tarnish our reputation, all of which may adversely affect our business, financial condition and results of operations.
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
The free ports, offshore financial services and free movement of capital have created an environment whereby casinos in Macau or Cyprus could be exploited for money laundering purposes. We also deal with significant amounts of cash in our regular casino operations in Macau, the Philippines and Cyprus. As our Macau, Philippine and Cyprus operations are subject to various reporting and anti-money laundering regulations and increased audits and inspections from regulators, we have implemented anti-money laundering policies to address those requirements. Philippine laws on anti-money laundering have been amended to include casinos as covered institutions and the Anti-Money Laundering Council and PAGCOR have also recently released corresponding regulations and guidelines on compliance. While we have adjusted our anti-money laundering policies for our Philippine operations to these new rules and regulations, as these laws, regulations and guidelines have only recently been enacted, their implementation or application, as well as any further changes to anti-money laundering laws and regulations in Macau, the Philippines and/or Cyprus may require us to adopt changes to our own anti-money laundering policies.
We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau, the Philippines or Cyprus.
There can be no assurance that, despite the anti-money laundering measures we have adopted and undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. In addition, we expect to be required by relevant regulatory authorities from Macau, the Philippines,

Cyprus and other jurisdictions that regulate our business activities to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession, of the Philippine License or the Cyprus License. For more information regarding anti-money laundering regulations in Macau, the Philippines and Cyprus, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering and Terrorism Financing Regulations”, “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines.” and “Item 4. Information on the Company — B. Business Overview — Regulations — Cyprus Regulations — Anti-Money Laundering Law and Regulations.”
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
The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cyber security risks may not be sufficient. Our third-party information system service providers face risks relating to cyber security similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows. If our information technology systems become damaged or otherwise cease to function properly, our services and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cyber security attacks or other reasons at our properties may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.
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
Any perceived or actual electronic or physical security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential or personally identifiable information, whether by us or by a third party, could disrupt our business, damage our reputation and relationships with our customers, suppliers and employees, expose us to risks of litigation, significant fines and penalties and liability, result in the deterioration of our customers’, suppliers’ and employees’ confidence in us, and adversely affect our business, results of operations and financial condition. Any perceived or actual unauthorized disclosure of personally identifiable information of our employees, customers, suppliers or website visitors could harm our reputation and credibility and reduce our ability to attract and retain employees, suppliers and customers. We are also subject to enactment of new laws, or amendments to existing laws with more stringent requirements, in relation to cybersecurity. For example, a new Cybersecurity Law was introduced in Macau in 2019 which also applies to our businesses in Macau. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Cybersecurity Regulations”. As any of the above cybersecurity threats develop and grow and our obligations under cybersecurity regulations increase, we may find it necessary to make significant further investments to protect our data and infrastructure, including the implementation of new computer systems or upgrades to existing systems, deployment of additional personnel and protection-related technologies, engagement of third-party consultants, and training of personnel.
Failure to protect the integrity and security of company employee
, supplier
and customer information and comply with applicable privacy regulations may result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.
Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal data in various information systems relating to our customers, suppliers and employees, and such personal data may be collected and/or used in, and transmitted to or from, multiple jurisdictions. Our customers, suppliers and employees have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal data are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal data. Established within the EU, our operations in Cyprus are subject to the GDPR requirements. In order to comply with the GDPR requirements, we have developed and implemented policies and procedures which regulate our activities and aim to protect personal data that is collected, processed and maintained by business units for our operations in Cyprus. We have also appointed a data protection officer in Cyprus and adopted a number of physical and technical safeguards to comply with the GDPR requirements applicable to our operations in Cyprus. The GDPR may also capture data processing by non-EU
firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. As GDPR is a newly enacted law, there is limited precedence on the interpretation and application of GDPR. In addition, the Chinese government published a draft personal information protection law in October 2020 and if enacted, may impose further obligations on organizations handling personal information of Chinese citizens. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.
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
Unfavorable publicity regarding us, or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The continued expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators with jurisdiction over our gaming operations in Macau, the Philippines and Cyprus to take action against us or our related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and/or subconcession, our suitability to continue as a shareholder of those subsidiaries and/or the suitability of key personnel to remain with us. If any of these events were to occur, it would cause a material adverse effect on our business and prospects, financial condition and results of operations.
Our new branded products may not be successful.
In 2018, we launched our new property at City of Dreams under the Morpheus brand. We have also recently launched the Nüwa brand in both Macau and the Philippines and the C2 brand in Cyprus and intend to rebrand The Countdown. We may continue introducing new brand names and brand identities in the future, such as City of Dreams Mediterranean in Cyprus, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition.
Our audit report included in this annual report has been prepared by auditors who are not inspected by the PCAOB. As such, you are deprived of the benefits of a PCAOB inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to a lack of PCAOB inspection and other developments may have a material adverse impact on our listing and trading in the U.S. and the trading prices of our ADSs. We could be delisted from Nasdaq if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three consecutive years.
Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the SEC as an auditor of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.
Our auditor is located in Hong Kong, a special administrative region of China, a jurisdiction where the PCAOB is currently unable to conduct full inspections without the approval of the Chinese authorities. As a result, we understand that our auditor is not currently inspected by the PCAOB.
Inspections of other firms that the PCAOB has conducted outside mainland China have identified deficiencies in those firms’ audit procedures and quality control procedures, which can be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in mainland China and Hong Kong prevents the PCAOB from regularly evaluating our auditors’ audit procedures and quality control procedures as they relate to their work, and/or their affiliated independent registered public accounting firms’ work, in mainland China and Hong Kong. As a result, we and investors are deprived of the benefits of such regular inspections.
The inability of the PCAOB to conduct full inspections of auditors in mainland China and Hong Kong makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures and quality control procedures as compared to auditors who primarily work in jurisdictions where the PCAOB has full inspection access. In addition, the SEC may initiate proceedings against our independent registered public accounting firm, whether in connection with an audit of our company or other China-based companies, which could result in the imposition of penalties against our independent registered public accounting firm, such as suspension of its ability to practice before the SEC. All of these could cause our investors and potential investors in our ADSs to lose confidence in our audit procedures, reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the PRC Ministry of Finance, which established a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC. The PCAOB continued to discuss with the CSRC and the PRC Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges. In December 2018, the SEC and the PCAOB issued a joint statement on regulatory access to audit and other information internationally that cites the ongoing challenges faced by them in overseeing the financial reporting of companies listed in the United States with operations in China, the absence of satisfactory progress in discussions on these issues with Chinese authorities and the potential for remedial action if significant information barriers persist. In April 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risks of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these risks, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies. In June 2020, the U.S. President at that time issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to him within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or the PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. In August 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommended that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit
from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit.
There is currently no legal framework under which such a
co-audit
may be conducted for China-based companies. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing
from Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of Congress that would require the SEC to maintain a list of issuers for which the

PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. In June 2019, the Senate introduced the Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act, which prescribes increased disclosure requirements for such issuers and, beginning in 2025, the delisting from national securities exchanges such as Nasdaq of issuers included for three consecutive years on the SEC’s list. On December 18, 2020, the Holding Foreign Companies Accountable Act, or the Act, was enacted. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The SEC is currently in the process of implementing the requirements of the Act. The enactment of the Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.
Our audit and risk committee is aware of the Act and regularly communicates with our independent auditor to monitor developments in the rulemaking.
Economic or trade sanctions and a heightened trend towards trade and technology
“de-coupling”
could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners, which could materially and adversely affect our competitiveness and business operations.
The United Nations and a number of countries and jurisdictions, including China, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of China-based technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other China-based technology companies. These Chinese technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in mainland China. Actions have been brought against ZTE Corporation and Huawei and related persons by the U.S. government. The United States has also in certain circumstances threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on China and China-based companies.
These restrictions, and similar or more expansive restrictions that may be imposed by the U.S. or other jurisdictions in the future, though may not be directly applicable to us, may materially and adversely affect our suppliers, service providers, technology partners or other business partners’ abilities to acquire technologies, systems, devices or components that may be critical to our relationships or collaborations with them. In addition, if any of our suppliers, service providers, technology partners or other business partners that have collaborative relationships with us or our affiliates were to become subject to sanctions or other restrictions, this might restrict or negatively impact our ongoing relationships or collaborations with them, which could materially and adversely affect our competitiveness and business operations. Media reports on alleged uses of the technologies, systems or innovations developed by business partners or other parties not affiliated with or controlled by us, even on matters not involving us, could nevertheless damage our reputation and lead to regulatory investigations, fines and penalties against us.
Risks Relating to Operating in the Gaming Industry in Macau
Melco Resorts Macau’s Subconcession Contract expires in June 2022 and if we were unable to secure a new concession or subconcession or an extension of the subconcession, in 2022, or if the Macau government were to exercise its redemption right, we would be unable to operate casino gaming in Macau.
The Subconcession Contract expires on June 26, 2022. Unless a new concession or subconcession is granted or the subconcession is extended, our operations will cease on such expiration date and, in accordance with current legislation on reversion of casino premises, all of our casino premises and gaming-related equipment under Melco Resorts Macau’s subconcession will automatically revert to the Macau government without compensation and we will cease to generate revenues from such operations. In addition, the
COVID-19
pandemic has affected and may continue to affect the Macau government’s process in relation to the grant of new concessions and may hinder the process related to an extension of the current concessions and subconcessions. We cannot assure you that Melco Resorts Macau would be able to secure any new concession or subconcession or extend its subconcession, , on terms favorable to us, or at all.
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
In addition, in December 2020, Studio City announced that Melco Resorts Macau would continue VIP rolling chip operations at the Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice. There is no assurance or expectation that any additional gaming tables will be allocated to Studio City Casino, including any VIP gaming tables.
In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in China’s economy). The 2028 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. In addition, such terms may also impair our ability to obtain additional financing for developing and completing the remaining project for the land of Studio City by May 31, 2022, in which case in the event no further extension is granted to complete such development or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in land and building and we may not be able to continue to operate Studio City. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.”
All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.

Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.
Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of mainland China, including to Macau. For example, a Chinese citizen traveling abroad is only allowed to take a total of RMB20,000 plus the equivalent of up to US$5,000 out of China. The annual limit of RMB100,000 (US$15,326) is the aggregate amount that can be withdrawn overseas by any person from Chinese bank accounts and it was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from mainland China to Macau. Furthermore, a law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer was enacted and came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (US$15,027) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. Restrictions on the export of the Renminbi may impede the flow of customers from China to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.
In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In 2020, the value of RMB appreciated approximately 6.7% against the U.S. dollar. It remains difficult to predict how market forces or PRC or U.S. government policy, including the ongoing trade disputes between the PRC and the US governments may further exacerbate the devaluation of RMB against the U.S. dollar and other currencies in the future. Given that we derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, mainland China, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.
Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.
Our operations in Macau are also exposed to the risk of changes in laws and policies. Current laws in Macau, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau. See “— The gaming industries in Macau, the Philippines and Cyprus are highly regulated.”
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
In addition, the Macau government-imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty
gaming related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Regulations.”
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
The Macau government has imposed a cap on gaming tables and restricts the number of gaming tables that may be operated in Macau. A cap of 5,500 tables up to the end of the first quarter of 2013 was implemented. In addition, for a period of ten years commencing from the second quarter of 2013, the number of gaming tables to be authorized by the Macau government will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables in Macau as of December 31, 2020, was 6,080. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. Given such announcements by the Macau government, we may not be able to obtain Macau government’s approval to expand our existing casinos or gaming areas or operate a sufficient number of gaming tables at our properties in Macau. These restrictions may have a material impact on our gaming revenues, overall business and operations and may adversely affect our development projects and the future expansion of our business.
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
During the five-year period from 2012 through 2016, an annual payment of MOP22.4 million (equivalent to US$2.8 million) was payable by Melco Resorts Macau, effective retroactively from 2012 through 2016, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. For the five-year period from 2017 through 2021, the annual payment payable by Melco Resorts Macau is MOP18.9 million (equivalent to US$2.4 million). Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We cannot assure you that the same arrangement will be applied beyond 2021 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.
Risks Relating to Operating in the Gaming Industry in the Philippines
The land and buildings comprising the site occupied by City of Dreams Manila is leased by Melco Resorts Leisure and thus subject to risks associated with tenancy relationships.
Melco Resorts Leisure entered into a lease agreement on October 25, 2012, which became effective on March 13, 2013 (as amended or supplemented, the “Lease Agreement”), pursuant to which it leases from Belle Corporation the land and buildings occupied by City of Dreams Manila, which, in turn, leases part of the land from the Philippine government’s social security system (the “Social Security System”). Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises, rental lease payments, or any adjustments thereto, and the maintenance and normal repair of the buildings, any of which could result in an arbitrable dispute between Belle Corporation and Melco

Resorts Leisure. There can be no assurance that any such dispute would be resolved or settled amicably or expediently or that Melco Resorts Leisure will not encounter any material issues with respect to its tenancy relationship with Belle Corporation. On March 22, 2021, the parties entered into a supplemental agreement to make certain adjustments to the rental payments paid and payable by Melco Resorts Leisure for 2020 and 2021 as a result of the disruptions caused by the COVID-19 pandemic. There can be no assurance that any material issue arising out of the tenancy relationship can always be resolved swiftly and on terms acceptable to us. Furthermore, if any dispute arises, Belle Corporation, as lessor, could discontinue essential services necessary for the operation of City of Dreams Manila, or seek relief to oust Melco Resorts Leisure from possession of the leased premises. Any prolonged or substantial dispute between Belle Corporation and Melco Resorts Leisure, or any dispute arising under the lease agreement between Belle Corporation and the Social Security System, could have a material adverse effect on the operations of City of Dreams Manila, which would in turn adversely affect our business, financial condition and results of operations. In addition, any negative publicity arising from disputes with, or non-compliance by, Belle
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
There exists uncertainty over whether holders of gaming licenses in the Philippines, including the gaming operations of our Philippine subsidiaries, will be subject to corporate income, value added or other tax assessments, in addition to the license fees paid to PAGCOR
.
There exists uncertainty over whether holders of gaming licenses in the Philippines, including the gaming operations of our Philippine subsidiaries, will be subject to corporate income tax at the rate of 30% (as of the date of this annual report), value-added tax and other tax assessments in addition to the license fees paid to PAGCOR pursuant to the Philippine License. On March 2011, the Supreme Court of the Philippines issued an order implicitly revoking PAGCOR’s exemption from corporate income tax under the PAGCOR Charter and removing PAGCOR from the list of government-owned and controlled corporations that are exempt from paying corporate income tax. Subsequently, in April 2013, the Bureau of Internal Revenue of the Philippines (“BIR”) issued a circular indicating that PAGCOR and its licensees and contractees are subject to corporate income tax on their gambling, casino, gaming club and other similar recreation or amusement and gaming pool operations.
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
Our operations in Cyprus include a temporary casino in Limassol and the license to operate four satellite casinos and the development of City of Dreams Mediterranean. In July 2019, we acquired a 75% equity interest in ICR Cyprus from Melco International, our controlling shareholder, while the remaining 25% equity interest in ICR Cyprus is held by The Cyprus Phassouri (Zakaki) Limited. We have entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we will, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of

EUR2 million per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus, which will provide the right to a preferential dividend, among other terms.
We will require the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of our Cyprus casinos. The temporary casino in Limassol and two satellite casinos in Nicosia and Larnaca opened in 2018, the third satellite casino opened in 2019 in Ayia Napa and our fourth satellite casino in Paphos opened in February 2020. In addition, our City of Dreams Mediterranean project, which requires significant investment of capital and other resources, is still under development and is required to open by September 30, 2022 under the terms of the Cyprus License, following an extension granted by the government of Cyprus. Our operations in Cyprus are also subject to ongoing compliance with various laws, regulations, licenses, permits and renewals of those licenses and permits. Given our relatively short operating history and limited experience in Cyprus, which also represents our first significant business venture outside of Asia, it may be difficult for us to comply with the applicable laws and regulations or to secure all necessary licenses and permits in Cyprus, which could be time-consuming and significantly increase our costs. In addition, Cyprus is a new gaming market and we may not achieve the intended results or return through our operations in Cyprus. In June 2020, we ceased operations of the satellite casino in Larnaca.
While we have already made significant capital investments for the development and operation of our operations in Cyprus, the ongoing development of City of Dreams Mediterranean requires further significant additional capital investments. Based on our current plan for the development of City of Dreams Mediterranean integrated resorts project, we currently expect a project budget of approximately US$550 million to US$600 million (inclusive of the land cost but exclusive of any pre-opening
costs and financing costs). The development of City of Dreams Mediterranean may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financings. We will be required to obtain approval from, or the consent of, or notify relevant government authorities, including the CGC, in order to enter into such debt financings. Given that this is the first significant integrated casino resort project to be developed in Cyprus, we may face difficulty in obtaining the necessary approvals or consents in a timely manner or at all. Our ability to obtain such debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global
COVID-19
pandemic and lenders’ perceptions of, and demand for the debt financing for our City of Dreams Mediterranean project. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavors, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$534 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$534 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$336 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the ongoing development of the City of Dreams Mediterranean project in a timely manner or at all. In addition, our plan for the City of Dreams Mediterranean project may be subject to additional risks, particularly labor shortages exacerbated by the
COVID-19
outbreak and resulting disruptions as well as further revisions and changes to certain design elements which remain subject to further refinement and development. For example, construction work at our City of Dreams Mediterranean project was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential
business activities due to the
COVID-19
outbreak and following the suspension, construction work at the site was also subject to the additional health and safety requirements imposed by the Cyprus government due to the
COVID-19
outbreak. There is also no assurance that the Cyprus government will not impose additional restrictions due to the
COVID-19
outbreak, which could cause further significant disruptions to the construction work at City of Dreams Mediterranean.
All of these uncertainties increase the risk that construction in Cyprus will not be completed on time and that our construction costs will increase. We were granted a nine-month extension of the deadline for commencement of operations at the City of Dreams Mediterranean by the CGC from the original deadline of December 31, 2021 to September 30, 2022. However, if we fail to commence operations of City of Dreams Mediterranean by September 30, 2022 and are not granted any further extension by the government of Cyprus, and the government of Cyprus exercises its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our Cyprus operations as planned. In such event, we would also be required to pay a penalty to the Cyprus government and/or may have the Cyprus License terminated if such delay continues beyond a grace period of 100 business days.
All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.
Cyprus’ gaming operations are dependent on the Cyprus License issued by CGC and any failure to comply with the terms of the Cyprus License could have a material adverse effect on our business, financial condition and results of operations.
Our current operations in Cyprus, including a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and the development of City of Dreams Mediterranean, are dependent on the Cyprus License granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017. Under the Cyprus License, Integrated Casino Resorts has been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License imposes certain requirements and conditions on Integrated Casino Resorts and its service providers, including the threat of suspension or termination of the Cyprus License upon the occurrence of certain events. Such requirements include, among others:

•
in connection with the operation of the temporary casino and City of Dreams Mediterranean, payment to the government of Cyprus of an annual license fee of EUR2.5 million (equivalent to approximately US$3.1 million) per year for the first four-year period commencing from June 26, 2017, the grant date of the Cyprus License, and an annual license fee of EUR5.0 million (equivalent to approximately US$6.1 million) per year for the second four-year period. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR 5.0 million (equivalent to approximately US$6.1 million) and subject to a maximum percentage increase;

•
in connection with the operation of the satellite casino in Nicosia, payment to the government of Cyprus of an annual license fee of EUR1.0 million (equivalent to approximately US$1.2 million) per year since its commencement of operations in 2018;

•
in connection with the operation of each of the satellite casinos in Larnaca (which ceased operation in June 2020), Ayia Napa and Paphos, payment to the government of Cyprus of an annual license fee of EUR0.5 million (equivalent to approximately US$0.6 million) per year since their operations commenced in 2018, 2019 and 2020, respectively; and

•
payment to the government of Cyprus of a monthly casino tax of an amount equal to 15% of the gross gaming revenue, such casino tax not to be increased during the initial
15-year
exclusivity period under the Cyprus License.

Following the extension granted by the government of Cyprus, we are also currently required under the Cyprus License to complete the City of Dreams Mediterranean project and commence operations by September 30, 2022. In the event we are not able to commence operations by September 30, 2022 without a further extension granted by the government of Cyprus and the government of Cyprus exercises its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our Cyprus operations as planned. In such event, we would also be required to pay a penalty to the Cyprus government and/or may have the Cyprus License terminated if such delay continues beyond a grace period of 100 business days.
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
As of March 26, 2021, Melco International’s beneficial ownership in our Company was approximately 55.8%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or elsewhere in the world that compete with our businesses in Macau, the Philippines and in other countries and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.
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
Studio City International Holdings Limited has not been in compliance with the New York Stock Exchange requirements for its continued listing and as a result the SC ADSs may be delisted from trading on the New York Stock Exchange, which could have a material effect on us and the liquidity of the SC ADSs and its Class A ordinary shares.
Our subsidiary, Studio City International Holdings Limited (“Studio City International” or “SCI”), completed the Studio City IPO in 2018 and its SC ADSs have listed on the New York Stock Exchange since then. In February, Studio City International received a notice from the New York Stock Exchange notifying it that it was not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual or the NYSE Manual, which requires the number of total shareholders of Studio City International’s capital stock be no less than 400 shareholders, or the NYSE Notice. Pursuant to the NYSE Notice, Studio City International is subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and was requested to submit a business plan within 90 days of receipt of the NYSE Notice that demonstrates how it expects to return to compliance with the minimum total shareholder requirement within a maximum period of 18 months of receipt of the notice.
In accordance with the timing requirement under the NYSE Notice, Studio City International submitted a business plan in May 2020, or the NYSE Business Plan. On July 2, 2020, Studio City International was notified the NYSE Business Plan was accepted by the New York Stock Exchange. In such notification, the New York Stock Exchange also notified it that it was not in compliance with the requirement under Section 802.01A of the NYSE Manual which requires the number of total shareholders of Studio City International’s capital stock to be no less than 1,200 shareholders if the average monthly volume of the SC ADSs is less than 100,000 for the most recent 12 months, or the Additional
NYSE Non-Compliance,
and subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual for the Additional
NYSE Non-Compliance. The NYSE
Business Plan addressed both
the non-compliance contained
in the NYSE Notice and the Additional
NYSE Non-Compliance. Studio
City International expects to have a period of 18 months from receipt of the NYSE Notice to regain compliance with both of the afore-mentioned continued listing standards. Studio City International is subject to quarterly monitoring by the New York Stock Exchange for compliance with the NYSE Business Plan. If it fails to comply with the NYSE Business Plan or do not meet the continued listing standards at the end of the 18-month period,
we expect Studio City International will be subject to prompt initiation of NYSE suspension and delisting procedures.
We cannot assure you that Studio City International can or will continually adhere to all of the continued listing requirements of the New York Stock Exchange, including those required to maintain our listing on the New York Stock Exchange, or that the New York Stock Exchange will not take any other action in the course of monitoring its implementation of the NYSE Business Plan, including any reduction of the remediation period. If Studio City International is delisted from the New York Stock Exchange, the SC ADSs or its ordinary shares may be eligible for trading on an over-the-counter
market in the United States. In the event that Studio City International is not able to obtain a listing on another U.S. stock exchange or quotation service for the SC ADSs, it may be extremely difficult for holders of the SC ADSs and its shareholders to sell their SC ADSs or ordinary shares in Studio City International. Moreover, if the SC ADSs are delisted from the New York Stock Exchange but listed elsewhere, it will likely be on a market with less liquidity and more price volatility than experienced on the New York Stock Exchange. Holders of the SC ADSs and its shareholders may not be able to sell their SC ADSs or ordinary shares in Studio City International on any such substitute market in the quantities, at the times or at the prices that could potentially be available on a more liquid trading market. In addition, following a delisting from the New York Stock Exchange, as direct or indirect holders of 5% or more of Studio City International’s shares are subject to suitability and financial capacity review by the DICJ, a direct or indirect sales of the SC ADSs or ordinary shares in Studio City International representing 5% or more of its outstanding share capital may require prior approval by the Macau government.

Risks Relating to Our Financing and Indebtedness
Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.
We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.
Our outstanding indebtedness as of December 31, 2020 includes

•	HK$1.94 million (equivalent to approximately US$249.9 billion) under the 2020 Credit Facilities;

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2015 Credit Facilities;

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2021 Studio City Senior Secured Credit Facility;

•	US$1.0 billion from Melco Resorts Finance’s issuance of the 2025 Senior Notes;

•	US$600.0 million from Studio City Finance’s issuance of the 2024 Studio City Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2025 Studio City Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2028 Studio City Notes;

•	US$500.0 million from Melco Resorts Finance’s issuance of the 2026 Senior Notes;

•	US$600.0 million from Melco Resorts Finance’s issuance of the 2027 Senior Notes;

•	US$850.0 million from Melco Resorts Finance’s issuance of the 2028 Senior Notes; and

•	US$900.0 million from Melco Resorts Finance’s issuance of the First 2029 Senior Notes.
Our expected long-term indebtedness includes:

•
financing for a significant portion of any future projects or phases of projects. Additionally, we may incur indebtedness for the remaining project for the land on which Studio City is located and for the development of City of Dreams Mediterranean, depending upon our cash flow position during the construction period;

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•
increase our vulnerability to general adverse economic and industry conditions, including the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global
COVID-19
pandemic;

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
We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities, issuance of debt securities and other debt and equity financings. For example, we used such capital resources for our acquisition of a 9.99% ownership interest in Crown Resorts for which we paid a purchase price of AUD879.8 million (equivalent to approximately US$617.8 million based on the exchange rate on the transaction date) on June 6, 2019. We may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There is no assurance that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.
Any financing related to our capital investment projects may also be subject to, among others, the terms of credit facilities, the Melco Resorts Finance Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global
COVID-19
pandemic, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. For example, changes in ratings outlooks may subject us to rating agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through the international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
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

recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global COVID-19 pandemic;

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
Our current and future credit facilities, including the 2015 Credit Facilities, the 2020 Credit Facilities and the 2028 Studio City Senior Secured Credit Facility, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. If there is a breach of any terms or conditions of our credit facilities or other obligations and the breach is not cured or capable of being cured, or if we are unable to make certain representations, then such conditions precedent will not be satisfied. Our ability to satisfy such conditions precedent may also be affected by the actions of third parties and/

or matters outside of our control, such as government consents and approvals and market conditions, and thus also result in our inability to satisfy any conditions precedent. The inability to draw down or roll over loan advances under any credit facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned. Such events may also result in an event of default under the respective credit facility and may also trigger cross-defaults under our other indebtedness obligations. There can be no assurance that all conditions precedent to draw down or roll over loan advances under our credit facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could harm the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.
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
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market since January 2, 2009. During the period from December 19, 2006 to March 26, 2021, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 26, 2021 was US$19.59 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

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

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•	changes in performance and value of our investments, including our prior investment in Crown Resorts;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau, Philippine and/or Cyprus gaming markets;

•	detrimental adverse publicity about us, our properties or our industries;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi, Euro and the Philippine peso;

•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.
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
On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19 pandemic
and to continue investing in our business. We cannot assure you that we will resume the Company’s quarterly dividend program or make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including the operating environment, our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, the 2020 Credit

Facilities, the Studio City Notes, the 2028 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities and the 2020 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes and 2028 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance and its subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”
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
We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company. For a discussion of significant differences between the provisions of the Companies Act (as amended) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information — B. Memorandum and Articles of Association — Differences in Corporate Law.”
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
Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A
non-U.S.
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
A. HISTORY AND DEVELOPMENT OF THE COMPANY
Our Company was incorporated in December 2004 as an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. Our subsidiary Melco Resorts Macau is one of six companies licensed, through concession or subconcession, to operate casinos in Macau. For more information on our corporate structure, see “— C. Organizational Structure.”
In December 2006, we completed the initial public offering of our ADSs, each of which represents three ordinary shares, and listed our ADSs on the Nasdaq under the symbol “MPEL.”
In May 2008, we changed our name from Melco PBL Entertainment (Macau) Limited to Melco Crown Entertainment Limited.
In January 2009, we were upgraded to trade on the Nasdaq Global Select Market.
On July 27, 2011, we acquired a 60% equity interest in SCI, the developer of Studio City. Studio City is a large-scale cinematically-themed integrated resort developed in Macau.
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
In December 2018, we completed the voluntary tender offer to acquire a total of 1,338,477,668 common shares of MRP from other minority shareholders of MRP and, together with an additional 107,475,300 shares acquired on or after December 6, 2018, increased our equity interest in MRP from approximately 72.8% immediately prior to the announcement of the tender offer to approximately 97.9% on December 13, 2018. MRP was involuntarily delisted from the Philippine Stock Exchange in June 2019 as its public ownership has fallen below the minimum requirement of the Philippine Stock Exchange for more than six months.
In June 2019, we acquired an approximately 9.99% ownership interest in Crown Resorts and in April 2020, we sold the entire equity interest to a third party and ceased to be a shareholder of Crown Resorts.
On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus, whose subsidiaries are currently operating a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos, as well as developing City of Dreams Mediterranean.
For a description of our principal capital expenditures for the years ended December 31, 2020, 2019 and 2018, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
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
B. BUSINESS OVERVIEW
Overview
We are a developer, owner and operator of integrated resort facilities in Asia and Europe. We currently have three major casino-based operations in Macau, namely, City of Dreams, Altira Macau and Studio
City, and non-casino based operations
in Macau at our Mocha Clubs. In June 2018, we opened Morpheus, the third phase of City of Dreams in Cotai, Macau. With 1.0 million square feet of hotel space and 0.3 million square feet of podium space, Morpheus houses approximately 770 rooms, suites and villas. In Macau, we are also developing the remaining project for the land of Studio City. We also have a casino-based operation in the Philippines, City of Dreams Manila. In 2019, we expanded our footprint outside of Asia and into Europe following our acquisition of a 75% equity interest in ICR Cyprus, which owns the City of Dreams Mediterranean development and operates other casinos in Cyprus.
Our current and future operations are designed to cater to a broad spectrum of gaming patrons, from high-stakes rolling chip gaming patrons to gaming patrons seeking a broader entertainment experience. We currently own and operate five Forbes Travel Guide Five-Star hotels in Asia — Altira Macau, Studio City’s Star Tower, Morpheus and Nüwa in both Macau and Manila — and received 17 Forbes Travel Guide Five-Star and three Forbes Travel Guide Four-Star recognitions across our properties in 2021. We seek to attract patrons throughout Asia, Europe and, in particular, from Greater China.
In the Philippines, Melco Resorts Leisure, a subsidiary of MRP, currently operates and manages City of Dreams Manila, an integrated resort in the Entertainment City complex in Manila.

In Cyprus, Integrated Casino Resorts, a wholly-owned subsidiary of ICR Cyprus, currently operates and manages our Cyprus casinos.
We received the “Integrated Resort of the Year” award at the International Gaming Awards in 2020, and we also received the “Gaming Operator of the Year, Australia & Asia” award and the “Socially Responsible Operator of the Year” award in 2018 and 2019, respectively. In 2020, we were honored with the “Community Award — Asia” at the 2020 Industry Community Award. We were named “2019 Best First Time Performer” by the global environmental disclosure organization CDP and received an
A-
score from CDP, attaining one of the highest ratings among companies in the Greater China region that publish environmental disclosure. We also garnered the “Best Environmental Responsibility” award for eight consecutive years and the first “Asia’s Best CSR” award at the Asian Excellence Awards 2020 by Corporate Governance Asia magazine. In 2019, we received the “Best Corporate Social Responsibility Contribution” award at Global Gaming Expo (G2E) Asia Awards.
We generated a significant majority of the total revenues for each of the years ended December 31, 2020, 2019 and 2018 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.”
Our Major Existing Operations
City of Dreams
City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers
and rolling chip players from regional markets across Asia. In 2019, City of Dreams had an average of approximately 516 gaming tables and approximately 822 gaming machines. In January 2019, the Macau government authorized Melco Resorts Macau to operate 40 additional gaming tables at City of Dreams. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, City of Dreams had an average of approximately 496 gaming tables and approximately 487 gaming machines.
The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 770 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and recently re-opened
at the end of March 2021, and The Countdown each offers approximately 300 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Club Cubic nightclub offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings.
The opening of Morpheus in June 2018 provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since late June 2020) created by Franco Dragone. We are also closing The Countdown for renovations as part of its rebranding.
Due to its outstanding customer service and diverse range of unique world-class entertainment experiences, City of Dreams has garnered numerous awards in the prestigious International Gaming Awards over the years. City of Dreams was honored as “Casino VIP Room of the Year” in 2014, “Integrated Resort of the Year” in 2013, “Customer Experience of the Year” in 2012 and received “Casino VIP Room” and “Casino Interior Design” awards in 2011. It also received the “Best Leisure Development in Asia Pacific” award in the International Property Awards in 2010, which recognizes distinctive innovation and outstanding success in leisure development. City of Dreams’ Nüwa (then branded as Crown Towers) was the first hotel brand in Macau to receive the Forbes Travel Guide Five-Star recognition for its hotel, spa and every restaurant in January 2014. It was recognized as a Forbes Travel Guide Five-Star hotel for the ninth consecutive year in 2021, and its spa and the Cantonese culinary masterpiece, Jade Dragon, were awarded Forbes Travel Guide Five-Star recognition as well. Nüwa and Nüwa Spa were also named one of the “2018 World’s Most Luxurious Hotels” and “2018 World’s Most Luxurious Spas” by Forbes Travel Guide, respectively. In addition, the renowned Cantonese culinary masterpiece Jade Dragon maintained its three-star Michelin rating for the third consecutive year in the Michelin Guide Hong Kong Macau 2021. It was included in the 2019 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the third consecutive year. The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the second year in 2021 and attained two Michelin stars in the Michelin Guide Hong Kong Macau 2021 for the third year running. Moreover, Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the second year in 2021, and was recommended by Michelin Guide Hong Kong Macau 2021. It has also been included in the list of The Top 20 Best Restaurants in Hong Kong and Macau 2019 by Hong Kong Tatler.
Morpheus has earned numerous global acclaims since its grand opening in June 2018. Morpheus was honored as the world’s first establishment to attain Forbes Travel Guide Five-Star recognition across its entire hotel, spa and dining facilities, approximately a year after its grand opening. In 2021, Morpheus and its spa were awarded Forbes Travel Guide Five-Star recognitions for the second year. In 2020, the Morpheus Spa won the Forbes Spa of the Year Award, attaining the highest score among the world’s most outstanding spa establishments. In addition, both Morpheus and Nüwa, achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification, recognizing their commitment to creating a culture of accountability and following global best practices to heighten health security. Morpheus was named ‘Best New Hotel in Macao’ by the 13th Annual TTG China Travel Awards 2020 and garnered an International Hotel & Property Award 2020 as winner of the Hotel Over 200 Rooms, Asia Pacific category. Morpheus was the first in Macau to win an architecture and design accolade at Prix Versailles 2019 for Central and Northeast Asia in the Hotels category, and was the winner of the Design Den category in the Big Sleep Awards 2019 by National Geographic Traveller (UK) magazine. It has been named “Building of the Year Award” in the Hospitality Architecture Category by ArchDaily, the world’s most visited architecture website, and was honored “Best Hotel Architecture Macau” and “Best New Hotel Construction & Design Macau” at the Asia Pacific Property Awards in 2019. In 2018, Morpheus was hailed as one of the “World’s Greatest Places” in 2018 by TIME magazine, as the only Macau entry on the list. It has also won the Most Valuable Brand Gold Award in the 2018 Business Awards of Macau.
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
Attraction. In addition, it received the 2019 Certificate of Excellence and the 2019 Hall of Fame from Trip Advisor for its consistent achievement of high ratings from travelers, and was awarded the Excellence Award as the “Most Valuable Brand Award” by Business Awards of Macau in 2015. The show also garnered the “Culture, Entertainment & Sporting Events Award” in the Effie China Awards in 2012 and the prestigious “International THEA Award for Outstanding Achievement” from the Themed Entertainment Association and was named the “Best Entertainment of Macau” in the 2011 Hurun Report. The House of Dancing Water has been temporarily closed since late June 2020.

Altira Macau
Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip customers and players sourced primarily through gaming promoters. In 2019, Altira Macau had an average of approximately 103 gaming tables and 178 gaming machines operated as a Mocha Club at Altira Macau. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Altira Macau had an average of approximately 97 gaming tables and 110 gaming machines operated as a Mocha Club at Altira Macau. Altira Macau’s multi-floor layout comprises primarily designated gaming areas and private gaming rooms for rolling chip players, together with a general gaming area for the mass market that offers various table limits to cater to a wide range of mass market patrons. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.
We consider Altira hotel, located
within the 38-story Altira Macau,
to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas, as of December 31, 2020. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming
amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge. In 2020, Altira Macau achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification.
Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. It has been awarded Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 12 consecutive years in 2021. It was also named one of the “World’s Most Luxurious Hotels” by Forbes Travel Guide in 2018. Altira Spa was selected as the Country Winner in the “Luxury Wellness Spa” category at the World Luxury Spa Awards in 2018 and 2020. It was also honored as the Regional Winner in the “Luxury Urban Escape” category in 2019, the Regional Winner in the “Luxury Fitness Spa” category in 2018 and the Global Winner in the “Best Luxury Fitness Spa” category in 2014. Altira Macau’s swimming pool was named by US Forbes Traveler as one of the ten best hotel pools in the world and one of eight outstanding indoor hotel pools by CNN.com.
Altira Macau houses several award-winning restaurants. Its Italian restaurant Aurora has earned Forbes Travel Guide Five-Star recognition for the eighth consecutive year in 2021, while its Japanese tempura specialist Tenmasa has also received Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2021 and was recommended by Michelin Guide Hong Kong Macau 2021. Its Cantonese restaurant, Ying, was honored the Forbes Travel Guide Five-Star recognition for the second consecutive year in 2021 and was awarded a Michelin star in the Michelin Guide Hong Kong Macau 2021 for the fifth consecutive year. In addition, Aurora, Tenmasa and Ying were winners of the “Best of Award Excellence of Wine Spectator” since 2015.
In recognition of their outstanding service and service management, Ying and Tenmasa also respectively received the Service Star Award in the “Deluxe Restaurant” and “First Class Restaurant” categories in the “Quality Tourism Services Accreditation Scheme 2017” organized by the Macau Government Tourism Office.
Studio City
Studio City is a large-scale cinematically-themed integrated resort which opened in October 2015. In 2019, Studio City had an average of approximately 293 gaming tables and 947 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with up to 45 VIP tables authorized for VIP rolling chip operations as of December 31, 2020. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Studio City Casino had an average of approximately 282 gaming tables and 586 gaming machines in operation. Such VIP rolling chip operations are operated by us, through Melco Resorts Macau. In December 2020, Studio City announced that Melco Resorts Macau would continue VIP rolling chip operations at the Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8
and Asia’s highest Ferris wheel, a Batman flying theater ride, a deluxe night club and karaoke and a
5,000-seat
multi-purpose live performance arena, as well as approximately 1,600 luxury hotel rooms, various food and beverage outlets and approximately 25,000 square meters of themed and complementary retail space.
In recognition of Studio City’s facilities, games, customer service, atmosphere, style and design, Studio City was awarded the International Five Star Standard, Best Large Hotel Macau, Best City Hotel Macau, Best Resort Hotel Macau and Best Convention Hotel Macau in the International Hotel
Awards 2017-18. In
addition, Studio City was the Global Winner in the “Luxury Casino Hotel” category and the Regional Winner (East Asia) in the “Luxury Family Hotel” category of the 2017 World Luxury Hotel Awards. The property was also awarded the “Casino/Integrated Resort of the Year” in the International Gaming Awards in 2016 and honored as “Asia’s Leading New Resort” in World Travel Awards in 2016. Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the fourth consecutive year in 2021 and achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification in 2020. Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the third time in 2021 and was named “World’s Most Luxurious Spa” by the Guide in 2018. Studio City’s signature Cantonese restaurant,
 Pearl Dragon
, received its third Forbes Travel Guide Five-Star recognition in 2021 and was selected as a Regional Winner in the “Chinese Cuisine” category at the 2020 World Luxury Restaurant Award. It received one-Michelin-starred establishment
rank for the fifth consecutive year in the Michelin Guide Hong Kong Macau 2021, while Bi Ying has been once again been recommended in the guidebook.
In addition to its diverse range of gaming and
non-gaming
offerings, Studio City is strategically located in the fast growing Cotai region of Macau, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.
We are currently developing the remaining land for Studio City. Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —
All our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —
We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.”
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
Mocha Clubs
Mocha Clubs comprise
the largest non-casino based operations
of electronic gaming machines in Macau. In 2019, Mocha Clubs had eight clubs with an average of approximately 1,478 gaming machines in operation (including approximately 178 gaming machines at Altira Macau). In 2020, excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Mocha Clubs had eight clubs with an average of approximately 870 gaming machines in operation (including approximately 110 gaming machines at Altira Macau). According to the DICJ, there was a total of 8,906 slot machines in the Macau market as of December 31, 2020. Mocha Clubs focus on general mass market players, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased
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
traditional Chinese dice game.
City of Dreams Manila
City of Dreams Manila is one of the leading integrated tourism resorts in the Philippines. The property is located on an approximately 6.2-hectare site at
the gateway of Entertainment City, Manila, close to Metro Manila’s international airport and central business district. City of Dreams Manila opened in December 2014 and represented our first entry into an entertainment and gaming market outside of Macau and an incremental source of earnings and cash flow outside of Macau.
The property’s total gross floor area is approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 2,300 slot machines, 1,200 electronic gaming tables and 380 gaming tables. In 2019, City of Dreams Manila had an average of approximately 2,265 gaming machines and 311 gaming tables.    In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, City of Dreams Manila had an average of approximately 2,262 gaming machines and 302 gaming tables.
City of Dreams Manila has three hotels: Nüwa Manila, Nobu Manila and Hyatt Regency, City of Dreams Manila, with approximately 950 rooms in aggregate. Exciting entertainment venues characterize the luxurious integrated resort: DreamPlay, a DreamWorks Animation inspired interactive play space, which officially opened in June 2015; CenterPlay, a live performance central lounge within the casino; The Garage, featuring a VR Zone with top-of-class
Virtual Reality technology by Bandai Namco Entertainment, situated inside a food park comprised of curated roster of food and beverage trucks and trailers set in a contemporary, air-conditioned
space; and
K-Golf,
an indoor golf simulator with state of the art technology that brings some of the most popular golf courses around the world in 3D graphics. The operations of DreamPlay, The Garage and
K-Golf
have been temporarily suspended since around March 2020 in observance of government-mandated
COVID-19
health and safety protocols. City of Dreams Manila also features The Shops at the Boulevard, a retail strip interspersed with food and beverage outlets to provide customers with a broad range of shopping and dining opportunities.
City of Dreams Manila is the first integrated resort in the country to harness solar energy. City of Dreams Manila has also been recognized for its efforts to tackle climate change and its employee development in the 2019 Sustainable Business Awards (SBA) Philippines presented to Melco. Internationally, three colleagues received awards in 2017 and 2019 at the BMW Hotelier Awards, now known as the Stelliers Awards. Three talented young chefs also received the silver award at the 2019 FHC China International Young Chefs Challenge.
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
Creating exceptional experiences for guests with its warm hospitality, impressive dining options and luxurious spaces, City of Dreams Manila’s three luxury hotel brands have garnered Forbes Travel Guide Star Awards. Nüwa Manila has been consistently recognized with Forbes Travel Guide Five-Star for four years running since 2018 and was also named as one of Forbes Travel Guide Verified List of 2018 World’s Most Luxurious Hotels. Nobu Manila and Hyatt Regency, City of Dreams Manila have also been recognized with Forbes Travel Guide Four-Star for four consecutive years. Nüwa Spa has set a milestone as the first and only spa in the country to be awarded Five-Star, for two years in a row since 2020.
Nüwa Manila is also among the first hotels in the world in 2020 to become Sharecare Health Security VERIFIED
®
with Forbes Travel Guide for its compliance with expert validated best practices on health and safety protocols.
TripAdvisor likewise listed the three hotels, namely Nüwa Manila, Nobu Manila and Hyatt Regency, City of Dreams Manila, in the 2020 and 2019 Traveler’s Choice Award, and in 2016 in the “Top 25 Luxury Hotels in the Philippines Travelers Choice Awards.” Hotels.com recognized Nobu Manila as one of the “Loved by Guests” Award winners in 2020 and 2021. Hyatt Regency, City of Dreams Manila was given the same award in 2020. In 2021, Booking.com cited the three luxury hotels with Traveler Review Awards.
Nüwa Manila (then named Crown Towers) also received the 2016 International Hotel and Property Award for “Best Lobby/Public Area/Lounge” in the Global category, and “Best Hotel Design in Asia Pacific” in the over-200
Rooms category, by Design et al, an international design magazine in Italy.
With numerous dining outlets located on property, signature restaurants and other dining outlets have maintained the prestige of being recognized in prominent luxury magazines’ best restaurants list. Crystal Dragon restaurant was awarded for the fourth time as one of the Top 20 restaurants among approximately 200 listed in the Philippine Tatler’s Best Restaurants Guide 2020. Nobu Manila and Red Ginger are consistently on the coveted list along with Ruby Jack’s Steakhouse and Bar. Town and Country Philippines, in its annual Fabulous Dine Around Best Restaurants for food connoisseurs and influencers in 2017 and 2018, recognized Nobu Manila and Crystal Dragon in its roster of select restaurants that it considered the best to offer an exclusive dining experience. Nobu Manila was also commended in 2017 as “One of the 7 Premier Restaurants Putting Manila in the World’s Gastronomic Map” in the online edition of Conde Nast Traveler.
Melco Resorts Leisure operates the casino business of City of Dreams Manila in accordance with the terms of the Philippine License and the operating agreement between Melco Resorts Leisure and the Philippine Parties dated March 13, 2013. Under the operating agreement, PremiumLeisure and Amusement, Inc. (a member of the Philippine Parties) has the right to receive monthly payments from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila, and Melco Resorts Leisure has the right to retain all revenues from non-gaming operations
of City of Dreams Manila. The operating agreement was recently amended on March 22, 2021 where the monthly payments paid or payable by Melco Resorts Leisure from 2019 to 2022 have been adjusted to recognize the suspension of operations of City of Dreams Manila in 2020 due to the
COVID-19
pandemic and the related disruptions to its operations since the
COVID-19
outbreak.

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
Cyprus Operations
We currently operate and manage a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. Our satellite casino in Larnaca, which opened in 2018, ceased operations in June 2020. The temporary casino, with a gaming area of approximately 4,600 square meters (equivalent to approximately 49,500 square feet), was the first licensed casino in Cyprus when it opened in June 2018. We are also developing City of Dreams Mediterranean, an integrated resort project in Cyprus which, upon opening, is expected to be the largest and premier integrated resort in Europe. We expect to (and are required to, pursuant to the terms of the Cyprus License) cease operations of the temporary casino when the City of Dreams Mediterranean project is launched while the satellite casinos are expected to continue to operate. Our operations in Cyprus represent our first entry into an entertainment and gaming market in Europe. Under the terms of the Cyprus License, we have been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant on June 26, 2017 and with the right for exclusivity in Cyprus for the first 15 years of the term. In 2019, our facilities in Cyprus had an average of approximately 38 gaming tables and 388 gaming machines. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, our facilities in Cyprus had an average of approximately 28 gaming tables and 336 gaming machines.
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
Our Development Projects
We are developing the remaining project of Studio City, which is currently expected to consist of two hotel towers with a total of approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming
attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2020, we had incurred approximately US$256.2 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. With the disruptions from the
COVID-19
outbreak, the construction period has been delayed and is expected to extend beyond the estimated approximately 32 months and the current development period. The extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our

Business and Operations —We are developing the remaining project for Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by May 31, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.”
In Cyprus, we are also developing the City of Dreams Mediterranean project. Under our current plan, the project is expected to consist of a five-star hotel tower with more than 500 luxury hotel rooms, approximately 10,000 square meters of MICE space, an outdoor amphitheater, a family adventure park and a variety of fine-dining outlets and luxury retail. As of December 31, 2020, we have incurred approximately US$208 million of aggregate costs (including the land cost) relating to the development of City of Dreams Mediterranean, primarily related to the initial design and construction cost. Based on our current plan for the development of City of Dreams Mediterranean integrated resorts project, we currently expect a project budget of approximately US$550 million to US$600 million (inclusive of the land cost but exclusive of any pre-opening
costs and financing costs). Following the extension granted by the government of Cyprus, we are required under the Cyprus License to open the integrated casino resort by September 30, 2022 and, subject to fulfilling all conditions under the Cyprus License and obtaining all requisite regulatory approvals, we currently expect to open the City of Dreams Mediterranean during the summer of 2022. The development of City of Dreams Mediterranean may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financings. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavours, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$534 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$534 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$336 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. Our plan for the City of Dreams Mediterranean project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. The completion of the City of Dreams Mediterranean project is also subject to a number of contingencies, including any disruptions resulting from the
COVID-19
outbreak. For example, construction work at our City of Dreams Mediterranean project was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential
business activities due to the
COVID-19
outbreak. With the disruptions from the
COVID-19
outbreak, including the above-mentioned suspension of construction work, we have applied for, and the government of Cyprus has granted, an extension of the relevant period to September 30, 2022. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the City of Dreams Mediterranean project in Cyprus and we are required under the Cyprus License to open the integrated casino resort by September 30, 2022. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.”
Further, we continually seek new opportunities for additional gaming or related businesses in Macau and in other countries and will continue to target the development of a project pipeline in order to expand our footprint in countries which offer legalized casino gaming, including Japan, where we have a strong interest in developing integrated resorts. In defining and setting the timing, form and structure for any future development, we focus on evaluating alternative available financing, market conditions and market demand. In order to pursue these opportunities and such development, we have incurred and will continue to incur capital expenditures at our properties and for our projects.
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
City of Dreams
City of Dreams is located in Cotai, Macau, with a land area of 113,325 square meters (equivalent to approximately 1.2 million square feet). In August 2008, the Macau government granted the land on which City of Dreams is located to COD Resorts and Melco Resorts Macau for a period of 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. Total land premium required for the land is in the amount of approximately MOP1,286.6 million (equivalent to approximately US$160 million), which was paid in full in January 2016. The total gross floor area at City of Dreams is 692,619 square meters (equivalent to approximately 7.5 million square feet).
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

Mocha Clubs
Mocha Clubs operate at premises with a total floor area of approximately 133,700 square feet at the following locations in Macau:

Mocha Club	Opening Month	Location	Total Floor Area
			(In square feet)
Royal	September 2003	G/F and 1/F of Hotel Royal	19,000
Grand Dragon	January 2005	G/F, 1/F and 2/F of Grand Dragon Hotel	26,500
Sintra	November 2005	G/F and 1/F of Hotel Sintra	11,000
Macau Tower	September 2011	LG/F and G/F of Macau Tower	19,600
Golden Dragon	January 2012	G/F, 1/F and 2/F of Hotel Golden Dragon	20,500
Inner Harbor	December 2013	No 286-312 Seaside New Street	12,800
Kuong Fat	June 2014	Macau, Rua de Pequim No. 174., Centro Comercial Kuong Fat Cave A	13,800
Mocha Altira	November 2017	Avenida De Kwong Tung, No. 786, 798, 816 e 840, Taipa, Macau	10,500

Total			133,700

Premises are being operated under leases, subleases or right to use agreements that expire at various dates through October 2022, which are renewable upon reaching agreements with the owners.
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
The gross construction area of the Studio City site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). Currently, the gross floor area of Studio City is approximately 457,462 square meters (equivalent to approximately 4.9 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175 million) was paid in full in January 2015. In November 2019, the development period under the Studio City land concession was extended to May 31, 2022. Government land use fees of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable during the development stage. The annual government land use fees payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.
As part of the security provided in relation to the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility, we assigned certain leases and right to use agreements and granted a mortgage over our rights under the Studio City land concession. Such security remains in place under the 2028 Studio City Senior Secured Credit Facility.

City of Dreams Manila
The City of Dreams Manila site is located on reclaimed land (“Project Reclaimed Land”). The Project Reclaimed Land was originally acquired by an entity known as R 1 Consortium from the Philippine Public Estates Authority. This acquisition occurred in 1995 as part of the R 1 Consortium’s compensation for the construction of the Philippine Public Estates Authority’s Manila-Cavite Coastal Road project. In the same year, R 1 Consortium conveyed all its interest to the Project Reclaimed Land in favor of two entities which later merged with Belle Bay City Corporation, which is 34.9% owned by Belle Corporation, one of the Philippine Parties, with Belle Bay City Corporation becoming the surviving entity and owner of the Project Reclaimed Land. Belle Bay City Corporation was, however, dissolved in 2005 and is still undergoing liquidation. The Project Reclaimed Land was allocated to Belle Corporation as part of Belle Bay City Corporation’s plan of dissolution. Belle Corporation has since exercised possession and other rights over the Project Reclaimed Land. In 2005, Belle Corporation transferred a portion of the Project Reclaimed Land to the Philippine Social Security System. In 2010, Belle Corporation and the Philippine Social Security System entered into a lease agreement for that part of the land.
Melco Resorts Leisure does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, Melco Resorts Leisure leases the Project Reclaimed Land and buildings from Belle Corporation under the Lease Agreement.
Cyprus Casinos
We currently have the following casinos in operation with the total floor area of approximately 86,310 square feet at various locations in Cyprus:

Cyprus Casinos	Opening Month	Location	Total Floor Area
			(In square feet)
Limassol (temporary casino)	June 2018	271 Franklin Roosevelt Ave. 3046 Limassol, Cyprus	67,270
Nicosia	December 2018	Neas Engomis Street No.35, Engomi, 2409 Nicosia, Cyprus.	10,600
Ayia Napa	July 2019	Archiepiscopou Makariou III, 34 Ayia Napa, Cyprus	3,970
Paphos	February 2020	9 Theas Aphroditis 8204 Paphos, Cyprus	4,470

Total			86,310

Premises are being operated under leases that expire at various dates. The lease of our temporary casino in Limassol was automatically renewed in November 2020 for a one-year
term and can be automatically renewed for a further
one-year
term, unless we elect for a shorter term as provided under the lease agreement. We have leases for our three satellite casinos up to 2023 to 2024, which are renewable for two five-year terms unless we elect not to renew those leases.
City of Dreams Mediterranean
The site of City of Dreams Mediterranean, which is currently under development, is located at Zakaki, in western Limassol, Cyprus (“Cyprus Project Land”). Prior to our acquisition of Melco International’s 75% equity interest in ICR Cyprus on July 31, 2019, The Cyprus Phassouri (Zakaki) Limited, the current owner of a 25% equity interest in ICR Cyprus, acquired such 25% equity interest in ICR Cyprus by contributing its freehold interest over the Cyprus Project Land and as a result, a subsidiary of ICR Cyprus became owner of the freehold interest over the Cyprus Project Land. The Cyprus Project land has a total site area of 367,000 square meters (equivalent to approximately 3.95 million square feet) and a total gross floor area of 86,000 square meters (equivalent to approximately 925,700 square feet). Following the extension granted by the government of

Cyprus, the Cyprus License currently requires us to open the City of Dreams Mediterranean by September 30, 2022 and, subject to fulfilling all conditions under the Cyprus License and obtaining all requisite regulatory approvals, we currently expect to open the City of Dreams Mediterranean during the summer of 2022.
Other Premises
Grand Dragon Casino premises, including the
fit-out
and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel in Macau and occupy a floor area of approximately 1,700 square meters (equivalent to approximately 18,300 square feet). We operate Grand Dragon Casino under a right-to-use agreement.
We also own a ski resort in Nagano, Japan. The ski resort has a site area of approximately 2.0 million square meters (equivalent to approximately 21.5 million square feet).
Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong, Cyprus and Japan. We lease all of our office and storage premises.
Advertising and Marketing
We seek to attract customers to our properties and to grow our customer base over time by undertaking several forms of advertising, sales and marketing activities and plans. We utilize local and regional media to publicize and promote our projects and operations. We have built public relations and marketing and branding teams that cultivate media relationships, promote our brands and explores media opportunities in various markets. We use a variety of media platforms that include social media, digital, print, television, online, outdoor, on collaterals and direct mail pieces. A resorts marketing team has been established that directly liaises with current and potential customers within target Asian and other countries in order to grow and retain high-end customers.
To be competitive in the Macau environment, we hold various promotions and special events, operate loyalty programs with our patrons and have developed a series of programs. In Macau, the Philippines and Cyprus, we employ a tiered loyalty program at our properties to ensure that each customer segment is specifically recognized and incentivized. Dedicated customer hosting programs provide personalized service to our most valuable customers. In addition, we utilize sophisticated analytical programs and capabilities to track the behavior and spending patterns of our patrons. We believe these tools help deepen our understanding of our customers to optimize yields and make continued improvements to our properties. As our advertising and marketing activities occur in various jurisdictions, we aim to ensure we are in compliance with all applicable laws in relation to our advertising and marketing activities.
Customers
We seek to cater to a broad range of customers through our diverse gaming and non-gaming
facilities and amenities across our major existing operating properties.
Non-Gaming Patrons
City of Dreams offers visitors to Macau an array of multi-dimensional entertainment amenities, four hotels, as well as a selection of restaurants, bars and retail outlets. Altira Macau is designed to provide a high-end casino and
hotel experience, tailored to meet the cultural preferences and expectations of Asian rolling chip patrons. Mocha Clubs are targeted to deliver a relaxed, café-
style non-casino based electronic
gaming experience. Studio City is designated to primarily target mass market guests through its vast array of non-gaming amenities
and entertainment attractions.
City of Dreams Manila features different entertainment venues: DreamPlay, a family entertainment center which features a children’s concierge and supervision service and activities catering to children aged four and above, a children’s concierge and supervision service; Centerplay, a live performance central lounge within the casino; and the two facilities introduced in November 2018: the VR Zone and
K-Golf.
With these diverse

entertainment venues and attractions, we believe City of Dreams Manila will be able to leverage on the experiences of City of Dreams in Macau, which has developed world-class attractions such as The House of Dancing Water and the Club Cubic nightclub.
Our Cyprus casinos offer a selection of food and beverage options at the premises.
Gaming Patrons
Our gaming patrons include rolling chip players and mass market players.
Mass market
players are non-rolling chip players
and they come to our properties for a variety of reasons, including our marketing initiatives, brand, the quality and comfort of our mass market offerings. Mass market players are classified as general mass market and premium mass market players.
Rolling chip players at our casinos are patrons who participate in our in-house rolling chip
programs or in the rolling chip programs of our gaming promoters, also known as junket operators. Our rolling chip players or premium direct players play mostly in our dedicated VIP rooms or designated gaming areas, and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.
Gaming Promoters
A portion of our rolling chip play is brought to us by gaming promoters, also known as junket operators. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ. In Cyprus, there are currently two licensed gaming promoters approved in 2020 and other gaming promoters have also submitted licensing applications to the CGC which remain subject to CGC’s approval. Gaming promoters in the Philippines are not subject to licensing requirement but gaming operators are subject to certain notice requirements related to the engagement of junkets. We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. Where licensing requirements apply, we only engage gaming promoters who have been licensed by the relevant authority.
Our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. Our gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.
We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. As a customary practice in both Macau and Manila gaming markets, we grant interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods. Credit is also granted to certain gaming promoters on a revolving basis. The credit we extend is typically unsecured. The gaming promoters bear the responsibility for issuing credit to and, subsequently collecting, from their players. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We depend upon gaming promoters for a portion of our gaming revenues. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters or if the financial resources of our gaming promoters are insufficient to allow them to continue doing business in Macau and/or Manila or if our gaming promoters are otherwise restricted from doing business due to, for example, the recent amendments to China’s criminal laws, our results of operations could be materially and adversely impacted” and “— Risks Relating to Our Business and Operations — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”

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
Macau Gaming Market
In 2020, 2019 and 2018, Macau generated approximately US$7.6 billion, US$36.6 billion and US$37.9 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.
Gross gaming revenues in Macau expanded 13.5% in 2012 and 18.6% in 2013, according to the DICJ. The DICJ figures show that the Macau gaming market has been through a challenging period since 2014, with a decline in gross gaming revenues of 2.6% in 2014 and 34.3% in 2015 and 3.3% in 2016, primarily driven by a deteriorating demand environment from our key feeder market, China, as well as other restrictive policies including changes to travel and visa policies and the implementation of further smoking restrictions on the main gaming floor. According to the DICJ, the rolling chip segment underperformed the broader market, declining 10.9% year-over-year in 2014 and 39.9% year-over-year in 2015 and 6.9% in 2016, while the higher margin mass market table games segment increased 15.5% in 2014 and declined 26.7% in 2015 and increased 1.8% in 2016. The operating environment improved in 2017, with gross gaming revenues in Macau increasing 19.1% on a year-over-year basis and continued to improve in 2018 with gross gaming revenues in Macau increasing 14.0% on a year-over-year basis according to the DICJ. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, gross gaming revenues in Macau declined by 79.3% on a year-over-year basis in 2020. We believe such year-over-year decline in 2020 was mainly due to the impact of the
COVID-19
outbreak, which has resulted in a significant decline in inbound tourism, among other things. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. The disruptions to our business caused by the
COVID-19
pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue.
The mass market table games segment accounted for 50.8% of market-wide gross gaming revenues in 2020, compared to 48.6% of market-wide gross gaming revenues in 2019 and 40.2% in 2018, according to the DICJ. With our large exposure to the mass market table games segment in the fast growing Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market.
While industry trends in Macau improved between the third quarter of 2016 to the last quarter of 2018, according to the DICJ, the Macau gaming market experienced a decline in gross gaming revenues from 2014 to 2016 and the gross gaming revenues in Macau also declined by 79.3% on a year-over-year basis in 2020 as compared to 2019. Macau continues to be impacted by a range of external factors, including the slowdown in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by foreign casinos and to reduce capital outflow. Such measures include reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users. More recently, the Macau gaming market has been significantly impacted by the
COVID-19
outbreak. According to the DICJ, gross gaming revenues in Macau declined by 39.2% on a year-over-year basis in the first two months of 2021 as compared to the first two months of 2020.
We believe the long-term growth in
gaming and non-gaming revenues in
Macau are supported by, among other things, the continuing emergence of a wealthier demographic in China, a robust regulatory framework and significant new infrastructure developments in Macau and China, as well as by the anticipated new supply of gaming and non-gaming facilities in
Macau, which is predominantly focused on the Cotai region. According to DSEC, visitation to Macau totaled more than 5.8 million in 2020, decreasing by 85.0% compared to 2019. While visitors from China represented 80.6%, compared to 70.9% in 2019, and visitors from Hong Kong and Taiwan represented 14.3% and 1.8%, of all visitors to Macau in 2020, respectively.
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
SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962 and is currently developing its project in Cotai which is expected to open in the first half of 2021.
Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.
Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing Phase 3 of the Galaxy Macau Resort, which is currently expected to be completed and fully operational in the first half of 2022, while Phase 4 is expected to be completed and operational within a few years after the completion of Phase 3.
VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML also operated Sands Cotai Central in Cotai, which has been rebranded and redeveloped The Londoner Macao, which opened in February 2021.
MGM Grand Paradise opened its MGM Macau in December 2007, which is located next to Wynn Macau on the Macau peninsula, and its MGM Cotai in February 2018.
The existing concessions and subconcessions do not place any limit on the number of gaming facilities that may be operated. In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing,
casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these concessionaires was permitted to grant one subconcession. The Macau government is currently considering the process of renewal, extension or grant of gaming concessions or subconcessions expiring in 2022. The Macau government further announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. These restrictions are not legislated or enacted into laws or regulations and, as such, different policies, including on the annual rate of increase in the number of gaming tables, may be adopted at any time by the relevant Macau government authorities. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2020 was 6,080. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. However, the policies and laws of the Macau government could change and permit the Macau government to grant additional gaming concessions or subconcessions. Such change in policies may also result in a change in the number of gaming tables and casinos that the Macau government is prepared to authorize for operation.
Philippine Gaming Market
Until the occurrence of the
COVID-19
pandemic which halted the operations of City of Dreams Manila for a period of time, we benefited from and contributed to the growth in the local and regional gaming demand that was supported by improved infrastructure and strong tourism growth in the country.
The Philippine economy has been one of the fastest growing economies in the region, with favorable demographics and consumer spending that are beneficial to the Philippine gaming market. City of Dreams Manila, however, presently faces stronger competition in the Philippine market from hotels and resorts owned by both Philippine nationals and foreigners, including many of the largest gaming, hospitality, leisure and resort companies in the world, such as Travellers International Hotel Group, Inc., Bloomberry Resorts Corporation and Tiger Resorts Leisure and Entertainment Inc. as well as the Philippine Amusement and Gaming Corporation, an entity owned and controlled by the government of the Philippines, which operates certain gaming facilities across the Philippines.
Cyprus Gaming Market
We currently operate one temporary casino and three satellite casinos in Cyprus. The temporary casino opened in Limassol in June 2018 as the first licensed casino in Cyprus. We opened two satellite casinos in Nicosia and Larnaca in December 2018, one satellite casino in Ayia Napa in July 2019 and one satellite casino in Paphos in February 2020. In June 2020, we ceased operations of the satellite casino in Larnaca. We are required to cease operations of the temporary casino when City of Dreams Mediterranean is launched and expect to continue the operation of satellite casinos after the launch of City of Dreams Mediterranean. Although we have an exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.
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
Regulations
Macau Regulations
Gaming Regulations
The ownership and operation of casino gaming facilities in Macau are subject to the general civil and commercial laws and specific gaming laws, in particular, Law no. 16/2001, or the Macau Gaming Law. Macau’s gaming operations are also subject to the grant of a concession or subconcession by, and regulatory control of, the Macau government. See “— Gaming Licenses” below for more details.
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
Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, effective as of September 11, 2009, a commission cap of 1.25% of net rolling has been in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines, ranging from MOP100,000 (equivalent to approximately US$12,523) up to MOP500,000 (equivalent to approximately US$62,614) on gaming operators that do not comply with the cap and other fines, ranging from MOP50,000 (equivalent to approximately US$6,261) up to MOP250,000 (equivalent to approximately US$31,307) on gaming operators that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.
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
Anti-Money Laundering and Terrorism Financing Regulations
In conjunction with current gaming laws and regulations, we are required to comply with the laws and regulations relating to anti-money laundering activities in Macau. Law no. 2/2006 (as amended pursuant to Law no. 3/2017), the Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 in effect from May 13, 2016 (as amended pursuant to DICJ Instruction no. 1/2019), govern our compliance requirements with respect to identifying, reporting and preventing anti-money laundering and terrorism financing crimes at our casinos in Macau. Under these laws and regulations, we are required to:

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

•
keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$1,002) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$15,027) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.
Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction

no.1/2019), we are required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,614) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Finance Information Bureau.
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
Control of Cross-border Transportation of Cash Regulations
On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$15,027) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$125) and not exceeding MOP500,000 (equivalent to approximately US$62,614)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.”
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

The cybersecurity system is composed of a Cybersecurity Commission, a Cybersecurity Alert and Response Incident Centre (“CARIC”) and cybersecurity supervisory entities.
Among other duties, private infra-structures operators are required to appoint a suitable and experienced person to be responsible for handling its cybersecurity and to be permanently reachable by CARIC, create a cybersecurity department, implement adequate internal cybersecurity procedures, conduct evaluations of its networks’ security and risks, submit annual reports to their supervisory entity and inform CARIC and the respective supervisory entity of any cybersecurity incidents.
Additional regulations have been enacted to further determine and detail how the above mentioned obligations are to be fulfilled.
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
Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees
on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illnesses for all employees.
Minimum Salary Regulations
On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, the monthly minimum salary in Macau is MOP6,656 (equivalent to approximately US$834) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau, except domestic helpers and special needs workers.
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

Restrictions on Distribution of Profits Regulations
All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors or the shareholders (as applicable) of the relevant subsidiaries. As of December 31, 2020, the aggregate balance of the reserves of all our Macau subsidiaries amounted to US$31.5 million.
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
Anti-Money Laundering Law and Regulations
The Prevention and Suppression of Money Laundering Activities Laws of 2007 to 2019 (188(I)/2007) (“Cyprus AML Law”) transposed the European Union’s Fifth AML Directive into national law of Cyprus. The principal objectives of the Cyprus AML Law are to prevent the laundering of proceeds of serious criminal offences (“predicate offences”), including terrorist financing and related activities, to detect and prosecute money laundering activities and to provide for the restraint and confiscation of illicit funds. The law makes money laundering or assisting in it a criminal offense and establishes a Unit for Combating Money Laundering (MOKAS).
Casino operators are an obliged entity under the Cyprus AML Law. Integrated Casino Resorts is therefore required to have procedures in place for customer due diligence, recordkeeping and internal reporting and to appoint an appropriate person as money laundering compliance officer. The Cyprus AML Law also contains powers of MOKAS to confiscate the assets of persons who are convicted of a predicate offence and to restrain the assets of such persons and of persons who are reasonably suspected of involvement in money laundering activities. In addition, there are a number of regulations related to anti-corruption, anti-bribery, anti-money laundering and sanctions. The CGC also has supervisory powers for anti-money laundering and combating the financing of terrorism.
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
All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.8 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,569) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,784) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$125) per annum per electric or mechanical gaming.
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
Development of Gaming Projects/Financial Obligations.
 The Subconcession Contract requires us to make a minimum investment in Macau of MOP4.0 billion (equivalent to approximately US$500.9 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that as of the date of the confirmation, we had invested over MOP4.0 billion (equivalent to approximately US$500.9 million) in our projects in Macau.
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

See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Melco Resorts Macau’s Subconcession Contract expires in June 2022 and if we were unable to secure a new concession or subconcession or an extension of the subconcession, in 2022, or if the Macau government were to exercise its redemption right, we would be unable to operate casino gaming in Macau.”
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
The Cyprus License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Cyprus License include, among others:

•
payment of an annual license fee of EUR2.5 million (equivalent to approximately US$3.1 million) per year for the first four-year period commencing from the date of grant of the Cyprus License on June 26, 2017 and an annual license fee of EUR5.0 million (equivalent to approximately US$6.1 million) per year for the second four-year period as annual license fees for the operation of the temporary casino and City of Dreams Mediterranean to the government of Cyprus. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR5.0 million (equivalent to approximately US$6.1 million) and subject to a maximum percentage increase.

•
payment of annual license fee of EUR1.0 million (equivalent to approximately US$1.2 million) per year for the satellite casino in Nicosia since its commencement of operations in 2018 and annual license fee of EUR0.5 million (equivalent to approximately US$0.6 million) per year for each of the satellite casinos in Larnaca (which ceased operation in June 2020), Ayia Napa and Paphos since their operations commenced in 2018, 2019 and 2020, respectively.

•	payment of a monthly casino tax of an amount equal to 15% of the gross gaming revenue, such percentage not to be increased during the initial 15-year exclusivity period under the Cyprus License.
Following the extension granted by the government of Cyprus, we are also currently required under the Cyprus License to complete the City of Dreams Mediterranean project and commence operations by September 30, 2022. If we are unable to commence operations by September 30, 2022, with no further extension granted by the government of Cyprus and the government of Cyprus exercises its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our operations in Cyprus as planned. See
“
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the City of Dreams Mediterranean project in Cyprus and we are required under the Cyprus License to open the integrated casino resort by September 30, 2022. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.”
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Cyprus’s gaming operations are dependent on the Cyprus License issued by CGC and any failure to comply with the terms of the Cyprus License could have a material adverse effect on our business, financial condition and results of operations.”
Tax
We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our subsidiaries incorporated in the Cayman Islands are not subject to Cayman Islands income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. However, we and certain subsidiaries are subject to Hong Kong profits tax on profits arising from our activities conducted in Hong Kong.
Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but certain subsidiaries incorporated in the British Virgin Islands are subject to Hong Kong profits tax of 16.5% on profits arising from our activities conducted in Hong Kong and Macau complementary tax of 12% on profits earned in or derived from its activities conducted in Macau.
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
For the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.4 million) is payable by Melco Resorts Macau, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributions by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. However, we cannot assure you that the same arrangement will be applied beyond 2021 or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.
Melco Resorts Macau is subject to Macau gaming tax based on gross gaming revenue in Macau. These gaming taxes are an assessment on Melco Resorts Macau’s gaming revenue and are recorded as casino expense.

The Macau government granted to Altira Resorts in 2007, and COD Resorts, in 2011 and 2013, the declaration of utility purposes benefit in respect of Altira Macau, The Countdown, Nüwa and Grand Hyatt Macau hotel, pursuant to which they are entitled to a property tax holiday, for a period of 12 years, on any immovable property that they own or is operated by them. Under such declaration of utility purposes benefit, they will also be allowed to double the maximum rates applicable regarding depreciation and reintegration for the purposes of assessing the Macau complementary tax. The transfer of the declaration of utility purpose to COD Resorts and Altira Resorts was requested on November 8, 2017 and was duly approved by the Macau government.
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
Our subsidiaries incorporated in the Philippines are subject to Philippine corporate income tax of 30% on profits and other local taxes. On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed by President Duterte of the Philippines as Republic Act (RA) No. 11534, which was published in the Official Gazette of the Philippines on March 27, 2021 and is set to take effect 15 days after the such publication in the Official Gazette. CREATE would reduce the minimum corporate income tax from 2% to 1% from July 1, 2020 to June 30, 2023 and the corporate income tax rate from 30% to 25% starting July 1, 2020. Some of the subsidiaries are liable for VAT on certain transactions. On gaming related transactions, Melco Resorts Leisure enjoys exemption from national, local, direct and indirect (i.e. VAT) taxes pursuant to the PAGCOR charter and is subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes. The franchise tax and license fees are an assessment on Melco Resorts Leisure’s gaming revenue and are recorded as casino expense in the consolidated statements of operations. Further, Melco Resorts Leisure, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and
VAT zero-rating on its
local purchases of certain capital equipment used in registered activities.
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
C. ORGANIZATIONAL STRUCTURE
We are a holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming subconcession holder, Melco Resorts Macau, which, directly or indirectly through its subsidiary, is the operator of our gaming and non-gaming businesses in
various properties in Macau; (2) a majority equity and economic interest in SCI, the holding company of Studio City; (3) a majority equity and economic interest in MRP, the holding company of City of Dreams Manila; and (4) a majority equity and economic interest in ICR Cyprus, the holding company of our current operations in Cyprus including a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and the City of Dreams Mediterranean in development.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 26, 2021:

Notes:

(1)
Based on 1,456,547,942 shares outstanding as of March 26, 2021. The 1,456,547,942 shares outstanding include shares held by our depositary bank to facilitate the administration and operation of our share incentive plans. Such shares represent 0.94% of the Company’s outstanding shares as of March 26, 2021. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees – E. Share Ownership – Share Incentive Plans”.

(2)
The remaining 50% of the equity interests of these companies are owned by Studio City Holdings Five Limited, a wholly-owned subsidiary of SCI. The 50% interest held by Studio City Holdings Five Limited in various Studio City companies incorporated in the British Virgin Islands is non-voting.

(3)	0.02% of the equity interests are owned by Studio City Holdings Five Limited.

(4)	The remaining 5% of the equity interests are owned by MCO Nominee Two Limited.

(5)
New Cotai, LLC owns 72,511,760 Class B ordinary shares of SCI. In addition, based on information contained in the Schedule 13G filed by New Cotai, LLC on February 16, 2021, as of December 31, 2020, New Cotai, LLC beneficially owns SC ADSs representing 30,774,116 Class A Ordinary Shares of SCI.

(6)
Based on information contained in the Schedule 13G/A filed by Silver Point Capital, L.P. on February 16, 2021, as of December 31, 2020, Silver Point Capital, L.P. beneficially owns SC ADSs representing 61,570,720 Class A Ordinary Shares of SCI.

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
Overview
We are a holding company and, through our subsidiaries, develop, own and integrated resort facilities in Asia and Europe. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations.” For detailed information regarding our operations and development projects, see “Item 4. Information on the Company — B. Business Overview.”
A. OPERATING RESULTS
Operations
Our primary business segments consist of:
Macau
City of Dreams
In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, City of Dreams had an average of approximately 496 gaming tables and approximately 487 gaming machines. As of December 31, 2020, City of Dreams offered approximately 2,170 hotel rooms, suites and villas (inclusive of the approximately 770 rooms, suites and villas offered by Morpheus following its opening in June 2018 and the approximately 300 guest rooms at Nüwa which was under renovation since early 2020 and recently re-opened
at the end of March 2021), approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater (temporarily closed since late June 2020), recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The opening of Morpheus in June 2018 also provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since late June 2020) produced by Franco Dragone. The Club Cubic nightclub features approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. City of Dreams targets premium market and rolling chip players from regional markets across Asia.
We opened Morpheus, the third phase of City of Dreams, in June 2018.
For the years ended December 31, 2020, 2019 and 2018, operating revenues generated from City of Dreams amounted to US$985.6 million, US$3,050.5 million and US$2,543.6 million, representing 57.0%, 53.2% and 49.0% of our total operating revenues, respectively.
Altira Macau
In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Altira Macau had an average of approximately 97 gaming tables and 110 gaming machines operated as a Mocha Club at Altira Macau. In addition, Altira Macau had approximately 230 hotel rooms as of December 31, 2020 and features several fine dining and casual restaurants and recreation and leisure facilities. Altira Macau is designed to provide a casino and hotel experience that caters to Asian rolling chip players sourced primarily through gaming promoters. For the years ended December 31, 2020, 2019 and 2018, operating revenues generated from Altira Macau amounted to US$108.9 million, US$465.1 million and US$471.3 million, representing 6.3%, 8.1% and 9.1% of our total operating revenues, respectively.
Studio City
Studio City is a large-scale cinematically-themed integrated resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers, with a current focus on the mass market segment and complemented with junket and premium direct VIP rolling chip operations in Asia. In December 2020, Studio City announced that Melco Resorts Macau would continue VIP rolling chip operations at the Studio City Casino until December 31, 2021, subject to early termination with 30 days’ prior notice. Studio City opened its doors to customers in October 2015. In October 2018, Studio City listed its SC ADS on the New York Stock Exchange, following which we continued to retain a majority equity interest in SCI. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Studio City had an average of approximately 282 gaming tables and 586 gaming machines. For the years ended December 31, 2020, 2019 and 2018, operating revenues generated from Studio City amounted to US$266.5 million, US$1,355.3 million and US$1,368.4 million, representing 15.4%, 23.6% and 26.4% of our total operating revenues, respectively.
Mocha Clubs
In 2020, excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Mocha Clubs had eight clubs with an average of approximately 870 gaming machines in operation (including approximately 110 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including day-trip
customers, outside the conventional casino setting. For the years ended December 31, 2020, 2019 and 2018, operating revenues generated from Mocha Clubs amounted to US$65.3 million, US$117.5 million and US$113.4 million, representing 3.8%, 2.0% and 2.2% of our total operating revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2020, 2019 and 2018, gaming machine revenues represented 96.3%, 96.6% and 97.7% of operating revenues generated from Mocha Clubs, respectively.

Corporate and Other
Corporate and Other primarily includes Grand Dragon Casino, a casino on Taipa Island, Macau, operating within Grand Dragon Hotel, which we operate under a right-to-use agreement,
our development projects in Japan and other corporate costs. For the years ended December 31, 2020, 2019 and 2018, operating revenues generated from Corporate and Other amounted to US$25.9 million, US$51.3 million and US$46.3 million, representing 1.5%, 0.9% and 0.9% of our total operating revenues, respectively.
Philippines
City of Dreams Manila
City of Dreams Manila opened its doors to customers in December 2014, with a grand opening in the first quarter of 2015. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, City of Dreams Manila had an average of approximately 2,262 gaming machines and 302 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2020, 2019 and 2018, operating revenues generated from City of Dreams Manila amounted to US$224.7 million, US$602.5 million and US$612.9 million, representing 13.0%, 10.5% and 11.8% of our total operating revenues, respectively.
Cyprus
We currently operate and manage a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. In 2020, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, our facilities in Cyprus had an average of approximately 336 gaming machines and 28 gaming tables. For the years ended December 31, 2020, 2019 and 2018, operating revenues generated from our operations in Cyprus amounted to US$51.0 million, US$94.7 million and US$33.0 million, representing 3.0%, 1.7% and 0.6% of our total operating revenues, respectively.
Summary of Financial Results
For the year ended December 31, 2020, our total operating revenues were US$1.73 billion, a decrease of 69.9% from US$5.74 billion for the year ended December 31, 2019. Net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2020 was US$1.26 billion, as compared to net income attributable to Melco Resorts & Entertainment Limited of US$373.2 million for the year ended December 31, 2019. The decrease in profitability was primarily attributable to softer performance in all gaming segments and non-gaming
operations as a result of the
COVID-19
pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in 2020.

	Year Ended December 31,
	2020	2019	2018
	(in thousands of US$)
Total operating revenues	$1,727,923	$5,736,801	$5,188,942
Total operating costs and expenses	(2,668,480)	(4,989,123)	(4,575,495)
Operating (loss) income	(940,557)	747,678	613,447
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(1,263,492)	$373,173	$340,299
Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•	On June 15, 2018, Morpheus commenced operations with its grand opening on the same date

•	On August 31, 2018, Melco Resorts Leisure partially redeemed the Philippine Notes in an aggregate principal amount of PHP5.5 billion, together with accrued interest

•	In October 2018, SCI completed its initial public offering of 28,750,000 SC ADSs (equivalent to 115,000,000 Class A ordinary shares of SCI)

•	In November 2018, SCI completed the exercise by the underwriters of their over-allotment option in full to purchase an additional 4,312,500 SC ADSs from SCI

•
On December 13, 2018, MCO Investments completed the tender offer for common shares of MRP and, together with an additional of 107,475,300 shares acquired by MCO Investments on or after December 6, 2018, increased the Company’s equity interest in MRP from approximately 72.8% immediately prior to the announcement of the tender offer to approximately 97.9% on December 13, 2018

•	On December 28, 2018, Melco Resorts Leisure redeemed all of the Philippine Notes which remained outstanding

•	On December 31, 2018, Studio City Finance partially redeemed the 2020 Studio City Notes in an aggregate principal amount of US$400.0 million, together with accrued interest

•
On January 22, 2019, Studio City Finance commenced the 2020 Studio City Notes Tender Offer, which expired on February 4, 2019. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2020 Studio City Notes Tender Offer amounted to US$216.5 million

•
On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of 2024 Studio City Notes, the net proceeds of which were used to pay the tendering noteholders from the 2020 Studio City Notes Tender Offer and, on March 13, 2019, to redeem, together with accrued interest, all remaining outstanding amounts of the 2020 Studio City Notes

•
On April 26, 2019, Melco Resorts Finance issued US$500.0 million in aggregate principal amount of the 2026 Senior Notes, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities

•
On June 6, 2019, we acquired an approximately 9.99% ownership interest in Crown Resorts for which we paid the purchase price of AUD879.8 million (equivalent to approximately US$617.8 million based on the exchange rate on the transaction date)

•
On July 17, 2019, Melco Resorts Finance issued US$600.0 million in aggregate principal amount of the 2027 Senior Notes, the net proceeds from which were used to partially repay the principal amount outstanding under the revolving credit facility under the 2015 Credit Facilities

•
On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus, whose subsidiaries are operating a temporary casino in Limassol and is licensed to operate four satellite casinos, as well as developing City of Dreams Mediterranean

•	On November 30, 2019, Studio City Finance fully repaid the 2019 Studio City Company Notes upon its maturity with cash on hand

•
On December 4, 2019, Melco Resorts Finance issued US$900.0 million in aggregate principal amount of the First 2029 Senior Notes, the net proceeds from which were used to fully repay the principal amount outstanding under the revolving credit facility and to partially repay the principal amount outstanding under the term loan facility under the 2015 Credit Facilities

•
On April 29, 2020, we sold all of our approximately 9.99% ownership interest in Crown Resorts at the aggregate price of AUD551.6 million (equivalent to approximately US$359.1 million based on the exchange rate on the transaction date)

•
On April 29, 2020, our subsidiary, MCO Nominee One, as borrower, entered into the 2020 Credit Facilities pursuant to which the lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years

•
On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$352.2 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK$1.0 million (equivalent to US$129,000) which remained outstanding under the term loan facility for the 2015 Credit Facilities. On May 7, 2020, following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, a part of the revolving credit facility commitments under the 2015 Credit Facilities were canceled, following which the available revolving credit facility commitments under the 2015 Credit Facilities were HK$1.0 million (equivalent to US$129,000)

•
On July 15, 2020, Studio City Finance issued US$500 million in aggregate principal amount of the 2025 Studio City Notes and US$500 million in aggregate principal amount of the 2028 Studio City Notes, net proceeds from which a portion were used to redeem in full by Studio City Company of the 2021 Studio City Company Notes

•
On July 21, 2020, Melco Resorts Finance issued US$500.0 million in aggregate principal of the First 2028 Senior Notes, the net proceeds from which were used to repay the principal amount outstanding for the revolving credit facility under the 2020 Credit Facilities

•	On August 11, 2020, Melco Resorts Finance issued US$350.0 million in aggregate principal of the Additional 2028 Senior Notes

•
In relation to Studio City Private Placements, Studio City International Holdings Limited completed a US$500 million private placement of shares. The net proceeds from this private placement was approximately US$499.2 million, of which US$291.2 million was from noncontrolling interests.

•	On September 23, 2020, MCO Nominee One drew down HK$1.94 billion (equivalent to US$249.9 million) of the revolving credit facility under the 2020 Credit Facilities
Our operations continue to be impacted by significant travel bans, restrictions and quarantine requirements imposed by the governments in Macau, the Philippines, Hong Kong and certain provinces in China on visitors traveling to and from Macau and to and from the Philippines as well as by the Cyprus government on visitors traveling to Cyprus, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as
COVID-19
developments unfold. In addition, lifted measures may be reintroduced if there are adverse developments in the
COVID-19
situation in the jurisdictions in which we operate and other regions with access to such jurisdictions.
Other than during the
15-day
closure mandated by the Macau government in February 2020, our casinos and hotel facilities in Macau have remained open except that Altira Macau opened shortly after the conclusion of the
15-day
closure period. The majority of retail outlets in our Macau properties are open with reduced operating hours. Operating hours at our dining and entertainment facilities in Macau are continuously being adjusted in line with customer visitation, and we have closed certain facilities due to low visitation. The timing and manner in which these areas will return to full operation are currently unknown. Furthermore, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending.
In the Philippines, City of Dreams Manila was closed due to the enhanced community quarantine for the entire island of Luzon, including Metro Manila, which began on March 16, 2020. However, as permitted by PAGCOR, since June 19, 2020, City of Dreams Manila has conducted a dry run of its gaming and hospitality operations with a limited number of participants strictly adhering to the new guidelines on social distancing and hygiene and sanitation procedures imposed by the government of the Philippines. Notwithstanding the general community quarantine that remained in place in Metro Manila from August 19, 2020 to March 28, 2021, except for a short period in August 2020 when Metro Manila was placed under modified enhanced community quarantine, City of Dreams Manila’s casino has been opened since June 19, 2020, allowing a limited capacity of players and guests. Subject to certain restrictions imposed by the Philippine Department of Tourism, our three hotels at City of Dreams Manila also resumed limited operations commencing from around October 2020 and certain of the dining establishments at City of Dreams Manila also resumed operations at a limited operational capacity during the last quarter of 2020. However, on March 27, 2021, the Philippine Government re-imposed the enhanced community quarantine over Metro Manila and adjacent provinces from March 29, 2021 to April 4, 2021 to stem the recent surge of COVID-19 cases. Under the enhanced community quarantine, additional restrictions were introduced that included prohibitions of mass gatherings, restrictions of movements of persons aged above 65 and under 18 and the imposition of a curfew from 6 p.m. to 5 a.m. City of Dreams Manila also temporarily closed beginning on March 29, 2021, and will remain closed for the duration of the enhanced community quarantine period.
As a result of measures imposed by the Cyprus government, our Cyprus operations were closed with effect from March 16, 2020 until June 13, 2020. Commencing from October 23, 2020, the cities of Limassol and Paphos became subject to a 11 p.m. to 5 a.m. curfew, and our operations in those cities were required to be closed during those hours while the curfew remained in place. On November 12, 2020, as part of a regional lockdown, our casino operations in Limassol and Paphos were suspended until November 30, 2020. Thereafter, the government of Cyprus announced nationwide measures from November 30, 2020 to December 31, 2020, in an effort to prevent the spread of COVID-19 which
included, among others, curfews, restrictions on gatherings, sports activities and operation of food and beverage and retail businesses and closure of various other businesses, including our casino operations in Cyprus. Our operations in Cyprus are currently closed and will remain closed while such measures remain in place.
The disruptions to our business caused by the
COVID-19
pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue. We expect that gross gaming revenues in the jurisdictions in which we operate will continue to be negatively impacted by the
COVID-19
pandemic. We have taken various mitigating measures to manage through the
COVID-19
pandemic challenges, such as implementing a cost reduction program to minimize cash outflow of non-essential
items and rationalizing our capital expenditure program with deferrals and reductions which benefits our balance sheet.
Given the uncertainty around the extent and duration of the
COVID-19
pandemic and around the imposition or relaxation of protective measures, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. Moreover, even if the
COVID-19
pandemic subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. See “
Risk Factors — Risks Relating
to Our Business — The
COVID-19
pandemic has had, and will likely to continue to have, a material and adverse effect on our business, financial condition and results of operations.
”
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
During the year ended December 31, 2020, tables games and gaming machines that were not in operation due to government mandated closures or social distancing measures in relation to the
COVID-19
outbreak have been excluded. Room statistics also excluded rooms that were temporarily closed or provided to the staff members due to the
COVID-19
outbreak.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenues
Our total operating revenues for the year ended December 31, 2020 were US$1.73 billion, a decrease of US$4.01 billion, or 69.9%, from US$5.74 billion for the year ended December 31, 2019. The decrease in total operating revenues was primarily attributable to softer performance in all gaming segments and non-gaming
operations as a result of the
COVID-19
pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in 2020.
Our total operating revenues for the year ended December 31, 2020 consisted of US$1.47 billion of casino revenues, representing 85.2% of our total operating revenues, and US$256.6 million of non-casino
revenues. Our total operating revenues for the year ended December 31, 2019 consisted of US$4.98 billion of casino revenues, representing 86.8% of our total operating revenues, and US$760.1 million of non-casino
revenues.
Casino.
Casino revenues for the year ended December 31, 2020 were US$1.47 billion, representing a US$3.51 billion, or 70.4%, decrease from casino revenues of US$4.98 billion for the year ended December 31, 2019, primarily due to softer performance in all gaming segments as a result of the
COVID-19
pandemic.
Altira Macau.
Altira Macau’s rolling chip volume for the year ended December 31, 2020 was US$3.04 billion, representing a decrease of US$14.54 billion, or 82.7%, from US$17.58 billion for the year ended December 31, 2019. The rolling chip win rate was 4.11% for the year ended December 31, 2020, and increased from 3.45% for the year ended December 31, 2019. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$143.1 million for the year ended December 31, 2020, representing a decrease of 76.6% from US$611.0 million for the year ended December 31, 2019. The mass market table games hold percentage was 23.2% for the year ended December 31, 2020, increasing from 21.7% for the year ended December 31, 2019. Average net win per gaming machine per day was US$150 for the year ended December 31, 2020, a decrease of US$45, or 23.0%, from US$195 for the year ended December 31, 2019.
City of Dreams.
City of Dreams’ rolling chip volume for the year ended December 31, 2020 of US$15.70 billion represented a decrease of US$42.59 billion, or 73.1%, from US$58.29 billion for the year ended December 31, 2019. The rolling chip win rate was 4.21% for the year ended December 31, 2020, and increased from 2.93% for the year ended December 31, 2019. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$1.44 billion for the year ended December 31, 2020 which represented a decrease of US$4.07 billion, or 73.8%, from US$5.51 billion for the year ended December 31, 2019. The mass market table games hold percentage was 32.1% for the year ended December 31, 2020, decreasing from 32.3% for the year ended December 31, 2019. Average net win per gaming machine per day was US$230 for the year ended December 31, 2020, a decrease of US$332, or 59.0%, from US$562 for the year ended December 31, 2019.
Mocha Clubs.
Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2020 was US$244, a decrease of US$5, or 1.9%, from US$249 for the year ended December 31, 2019.
Studio City.
Studio City Casino’s rolling chip volume was US$2.21 billion for the year ended December 31, 2020, and decreased from US$10.99 billion for the year ended December 31, 2019. The rolling chip win rate was 2.28% for the year ended December 31, 2020, and decreased from 3.08% for the year ended December 31, 2019. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$0.73 billion for the year ended December 31, 2020, and decreased from US$3.49 billion for the year ended December 31, 2019. The mass market table games hold percentage was 26.6% for the year ended December 31, 2020, representing a decrease from 29.1% for the year ended December 31, 2019. Average net win per gaming machine per day was US$98 for the year ended December 31, 2020, a decrease of US$132, or 57.3%, from US$230 for the year ended December 31, 2019.
City of Dreams Manila.
City of Dreams Manila’s rolling chip volume for the year ended December 31, 2020 was US$2.11 billion, representing a decrease of US$6.53 billion, or 75.6%, from US$8.64 billion for the year ended December 31, 2019. The rolling chip win rate was 3.34% for the year ended December 31, 2020, and increased from 2.94% for the year ended December 31, 2019. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$327.7 million for the year ended December 31, 2020, representing a decrease of US$467.7 million, or 58.8%, from US$795.4 million for the year ended December 31, 2019. The mass market table games hold percentage was 33.1% for the year ended December 31, 2020, representing an increase from 31.0% for the year ended December 31, 2019. Average net win per gaming machine per day was US$136 for the year ended December 31, 2020, a decrease of US$122, or 47.3%, from US$259 for the year ended December 31, 2019.
Cyprus operations.
Cyprus operations’ rolling chip volume for the year ended December 31, 2020 was US$0.3 million, and decreased from US$61.9 million for the year ended December 31, 2019. The rolling chip win rate was negative 28.07% for the year ended December 31, 2020, and decreased from 6.68% for the year ended December 31, 2019. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$62.8 million for the year ended December 31, 2020, representing a decrease of US$80.9 million, or 56.3%, from US$143.7 million for the year ended December 31, 2019. The mass market table games hold percentage was 19.6% for the year ended December 31, 2020, representing a decrease from 20.8% for the year ended December 31, 2019. Average net win per gaming machine per day was US$473 for the year ended December 31, 2020, an increase of US$42, or 9.8%, from US$431 for the year ended December 31, 2019.
Rooms.
Room revenues (including complimentary rooms) for the year ended December 31, 2020 were US$108.6 million, representing a decrease of US$241.3 million, or 69.0%, from room revenues (including complimentary rooms) of US$349.9 million for the year ended December 31, 2019. The decrease was primarily due to lower occupancy as a result of the
COVID-19
pandemic, which resulted in temporary casino closures and a significant decline in inbound tourism in 2020, as well as the closure of Nűwa for renovation since February 2020.
The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2020	2019	2020	2019	2020	2019
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	164	179	36%	99%	59	177
City of Dreams	210	209	33%	98%	69	205
Studio City	128	135	28%	100%	36	135
City of Dreams Manila	220	176	53%	98%	117	173
Food, beverage and others.
Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2020 included food and beverage revenues of US$74.5 million and entertainment, retail and other revenues of US$73.4 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2019 included food and beverage revenues of US$235.1 million and entertainment, retail and other revenues of US$175.1 million. The decrease of US$262.2 million in food, beverage and other revenues from the year ended December 31, 2019 to the year ended December 31, 2020 was primarily due to decrease in business activities as a result of the
COVID-19
pandemic, which resulted in temporary casino closures, the temporary closure or reduced operating hours of certain of our dining and entertainment facilities and a significant decline in inbound tourism in 2020.
Operating costs and expenses
Total operating costs and expenses were US$2.67 billion for the year ended December 31, 2020, representing a decrease of US$2.32 billion, or 46.5%, from US$4.99 billion for the year ended December 31, 2019.

Casino.
Casino expenses decreased by US$1.92 billion, or 58.7%, to US$1.35 billion for the year ended December 31, 2020 from US$3.27 billion for the year ended December 31, 2019, primarily due to the decrease in gaming taxes, which decreased as a result of decreased gaming volumes and associated lower group-wide revenues.
Rooms.
Room expenses, which represent the costs of operating the hotel facilities were US$46.7 million and US$89.8 million for the years ended December 31, 2020 and 2019, respectively. The decrease was in-line
with lower room revenues for the year ended December 31, 2020.
Food, beverage and others
. Food, beverage and other expenses were US$141.5 million and US$281.4 million for the years ended December 31, 2020 and 2019, respectively. The decrease was in-line
with lower food, beverage and other revenues for the year ended December 31, 2020.
General and administrative.
General and administrative expenses decreased by US$135.1 million, or 24.1%, to US$424.4 million for the year ended December 31, 2020 from US$559.5 million for the year ended December 31, 2019, primarily due to our cost containment efforts in response to the decrease in business activities as a result of the
COVID-19
pandemic.
Payments to the Philippine Parties.
Payments to the Philippine Parties decreased to US$13.0 million for the year ended December 31, 2020 from US$57.4 million for the year ended December 31, 2019, due to the softer performance in gaming operations and resulting decrease in revenues from gaming operations in City of Dreams Manila.
Pre-opening
costs.
Pre-opening
costs were US$1.3 million and US$4.8 million for the years ended December 31, 2020 and 2019, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up
operations
.
Development costs.
Development costs were US$25.6 million and US$57.4 million for the years ended December 31, 2020 and 2019, respectively, which predominantly related to marketing and promotion costs as well as professional and consultancy fees for corporate business development, including our Japan related developments.
Amortization of gaming subconcession.
Amortization expenses for our gaming subconcession continued to be recognized on a straight-line basis and were US$57.4 million and US$56.8 million for the years ended December 31, 2020 and 2019, respectively.
Amortization of land use rights. A
mortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$22.9 million and US$22.7 million for the years ended December 31, 2020 and 2019, respectively.
Depreciation and amortization.
Depreciation and amortization expenses decreased by US$33.5 million, or 5.9%, to US$538.2 million for the year ended December 31, 2020 from US$571.7 million for the year ended December 31, 2019.
Property charges and other.
Property charges and other for the year ended December 31, 2020 were US$47.2 million, which primarily included termination costs as a result of departmental restructuring of US$15.7 million, goodwill impairment of US$13.9 million, assets impairment of US$8.1 million and donation in relation to the
COVID-19
pandemic of US$4.0 million. Property charges and other for the year ended December 31, 2019 were US$20.8 million, which primarily included assets write-off
and other costs as a result of the remodeling of
non-gaming
attractions of US$14.6 million and termination costs as a result of departmental restructuring of US$3.8 million.

Non-operating
expenses, net
Net
non-operating
expenses consist of interest income, interest expenses, net of amounts capitalized, other financing costs, foreign exchange losses, net, loss on extinguishment of debt, costs associated with debt modification and other non-operating
expenses, net.
Interest income was US$5.1 million for the year ended December 31, 2020, as compared to US$9.3 million for the year ended December 31, 2019.
Interest expenses were US$340.8 million (net of amounts capitalized of US$11.8 million) for the year ended December 31, 2020, compared to US$310.1 million (none of which was capitalized) for the year ended December 31, 2019. The increase in interest expenses (net of amounts capitalization) of US$30.7 million was primarily due to higher interest expenses arisen from the issuances of notes and the drawdown of the 2020 Credit Facilities during the year ended December 31, 2020, partially offset by lower interest expenses due to the refinancing of the 2021 Studio City Company Notes, repayments of the revolving credit facility and partial prepayment of the term loan facility under the 2015 Credit Facilities, as well as higher amounts capitalized of US$11.8 million.
Other financing costs for the year ended December 31, 2020 amounted to US$8.0 million, compared to US$2.7 million for the year ended December 31, 2019. The increase in other financing costs was primarily due to the increase in loan commitment fees from the 2020 Credit Facilities which were entered into in late April 2020.
Other expenses, net for the year ended December 31, 2020 amounted to US$151.0 million, compared to US$23.9 million for the year ended December 31, 2019. The change was primarily due to higher fair value loss on our investment of approximately 9.99% of ownership interest in Crown Resorts, which was sold during the year ended December 31, 2020.
Loss on extinguishment of debt for the year ended December 31, 2020 was US$20.0 million, was mainly associated with the early redemption of all outstanding 2021 Studio City Company Notes which was refinanced by the issuance of the 2025 Studio City Notes and the 2028 Studio City Notes. Loss on extinguishment of debt for the year ended December 31, 2019 was US$6.3 million, was associated with the early redemption of all remaining outstanding 2020 Studio City Notes which was refinanced by the issuance of the 2024 Studio City Notes and the partial prepayment of the term loan under the 2015 Credit Facilities.
Costs associated with debt modification for the year ended December 31, 2020 were US$0.3 million, which was associated with the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities. Costs associated with debt modification for the year ended December 31, 2019 were US$0.6 million, which was associated with the early redemption of all remaining outstanding 2020 Studio City Notes which were refinanced by the issuance of the 2024 Studio City Notes.
Income tax credit (expense)
Income tax credit for the year ended December 31, 2020 was primarily attributable to deferred income tax credit of US$14.0 million, partially offset by Macau Complimentary Tax of US$6.4 million and a lump sum tax payable of US$2.4 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau. The effective tax rate for the year ended December 31, 2020 was 0.20%, as compared to 2.07% for the year ended December 31, 2019. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of expired tax losses, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefit is receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2020 and the effect of profits generated by gaming operations being exempted from Macau Complementary Tax and Philippine Corporate Income Tax for year ended December 31, 2019.

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
Net loss (income) attributable to noncontrolling interests
Our net loss attributable to noncontrolling interests of US$191.1 million for the year ended December 31, 2020, compared to a net income attributable to noncontrolling interests of US$21.1 million for the year ended December 31, 2019, represented the share of Studio City’s expenses of US$184.8 million, Cyprus operations’ expenses of US$4.0 million and City of Dreams Manila’s expenses of US$2.4 million, by the respective minority shareholders for the year ended December 31, 2020. The change was primarily attributable to the softer performance of Studio City, City of Dreams Manila and our operations in Cyprus as a result of the
COVID-19
pandemic.
Net (loss) income attributable to Melco Resorts & Entertainment Limited
As a result of the foregoing, we had net loss attributable to Melco Resorts & Entertainment Limited of US$1.26 billion for the year ended December 31, 2020, compared to net income attributable to Melco Resorts & Entertainment Limited of US$373.2 million for the year ended December 31, 2019.
For a discussion of our results of operations for the year ended December 31, 2019 compared with the year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” of our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 31, 2020.
Adjusted Property EBITDA and Adjusted EBITDA
Adjusted Property EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs,
development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income
and expenses. We recorded negative Adjusted Property EBITDA of US$104.3 million for the year ended December 31, 2020, compared to Adjusted Property EBITDA of US$1,689.5 million and US$1,486.4 million for the years ended December 31, 2019 and 2018, respectively. Altira Macau, City of Dreams and Studio City recorded negative Adjusted Property EBITDA of US$58.8 million, US$1.3 million and US$79.0 million, respectively, while Mocha Clubs and City of Dreams Manila recorded Adjusted Property EBITDA of US$3.6 million and US$29.0 million, respectively, for the year ended December 31, 2020. Adjusted Property EBITDA of Altira Macau, City of Dreams, Studio City, Mocha Clubs and City of Dreams Manila were US$51.5 million, US$922.8 million, US$415.1 million, US$23.3 million and US$247.1 million, respectively, for the year ended December 31, 2019, US$55.5 million, US$756.4 million, US$375.3 million, US$21.5 million and US$269.2 million, respectively, for the year ended December 31, 2018. Our operations in Cyprus commenced since June 2018 and recorded Adjusted Property EBITDA of US$2.3 million, US$29.8 million and US$8.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.
Adjusted EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening
costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation and other non-operating
income and expenses. We recorded negative Adjusted EBITDA of US$177.3 million for the year ended December 31, 2020, compared to Adjusted EBITDA of US$1,574.3 million and US$1,377.8 million for the years ended December 31, 2019 and 2018, respectively.

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
Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA

	Year Ended December 31,
	2020	2019	2018
	(in thousands of US$)
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(1,263,492)	$373,173	$340,299
Net (loss) income attributable to noncontrolling interests	(191,122)	21,055	(1,403)

Net (loss) income	(1,454,614)	394,228	338,896
Income tax (credit) expense	(2,913)	8,339	238
Interest and other non-operating expenses, net	516,970	345,111	274,313
Property charges and other	47,223	20,815	29,147
Share-based compensation	54,392	31,797	25,143
Depreciation and amortization	618,530	651,205	567,901
Development costs	25,616	57,433	23,029
Pre-opening costs	1,322	4,847	55,390
Land rent to Belle Corporation	3,195	3,061	3,001
Payments to the Philippine Parties	12,989	57,428	60,778

Adjusted EBITDA	(177,290)	1,574,264	1,377,836
Corporate and Other expenses	73,014	115,208	108,527

Adjusted Property EBITDA	$(104,276)	$1,689,472	$1,486,363

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
Property and Equipment and Other Long-lived Assets
During the development and construction stage of our integrated resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.
Pre-opening
costs, consisting of marketing and other expenses related to our new or start-up operations are expensed as incurred.
Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.
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
internal-use
software are periodically reviewed.
Our total capital expenditures for the years ended December 31, 2020, 2019 and 2018 were US$464.3 million, US$471.1 million and US$563.0 million, respectively, of which US$249.2 million, US$78.2 million and US$181.7 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the development and construction of various projects at City of Dreams, including Morpheus, Studio City and City of Dreams Mediterranean during the years ended December 31, 2020, 2019 and 2018. Refer to note 24 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.
We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.
During the year ended December 31, 2020, 2019 and 2018, impairment loss of US$8.1 million, US$9.6 million and nil were recognized, mainly due to reconfigurations and renovations at our operating properties, and of which US$6.3 million was provided for the year ended December 31, 2019 for a parcel of freehold land due to a significant decrease in its market value as of December 31, 2019.
The disruptions to our business caused by the
COVID-19
pandemic had material adverse effects on our financial condition and operations for the year ended December 31, 2020. As a result, we concluded that a triggering event occurred and we evaluated our long-lived assets at each asset group, including our properties in Macau, the Philippines and Cyprus, and our Japan development projects for recoverability at interim and as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.
Goodwill and Purchased Intangible Assets
We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2020, 2019 and 2018 were associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006 and a ski resort in Japan (the “Japan Ski Resort”), a reporting unit, which arose from the acquisition of Kabushiki Kaisha Okushiga Kogen Resort in 2019.
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

On January 1, 2020, we adopted the accounting standards update on goodwill impairment test on a prospective basis. To perform a quantitative impairment test of goodwill, we perform an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. If the carrying value of the reporting unit exceeds its fair value, we would recognize an impairment loss for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. We determine the fair value of our reporting units using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting units involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates.
To perform a quantitative impairment test of the trademarks of Mocha Clubs, we perform an assessment that consists of a comparison of their carrying values with their fair values using the relief-from-royalty method. Under this method, we estimate the fair values of the trademarks, mainly based on the incremental after-tax
cash flow representing the royalties that we are relieved from paying given we are the owner of the trademarks. These valuation techniques are based on a number of estimates and assumptions, including the projected future revenues of the trademarks, calculated using an appropriate royalty rate, discount rate and long-term growth rates.
We performed qualitative assessments for the years ended December 31, 2019 and 2018 for our annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. We determined that there were no impairment of goodwill and trademarks for the years ended December 31, 2019 and 2018.
The disruptions to our business caused by the
COVID-19
pandemic had material adverse effects on the financial condition and operations of Mocha Clubs and the Japan Ski Resort for the year ended December 31, 2020. As a result, we concluded that a triggering event occurred and we have performed quantitative assessments for impairment of goodwill and trademarks of these reporting units at interim and as of December 31, 2020.
As a result of these assessments, an impairment loss of US$13.9 million was recognized against the goodwill of the Japan Ski Resort for the year ended December 31, 2020.
As discussed above, determining the fair value of goodwill and trademarks is judgmental in nature and requires the use of significant estimates and assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the fair value of the goodwill and trademarks of the Group.
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

Accounts Receivable and Credit Risk
Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to our gaming promoters in Macau and the Philippines, which receivables can be offset against commissions payable and any other value items held by us to the respective customers and for which we intend to set off when required. For the years ended December 31, 2020, 2019 and 2018, approximately 15.6%, 22.5% and 27.0% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.
As of December 31, 2020 and 2019, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
On January 1, 2020, we adopted ASU
2016-13
under the modified retrospective method. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 and our results of operations and cash flows for the year ended December 31, 2020 as a result of the adoption of ASU
2016-13.
The accounting policies for allowances for credit losses are as follows:
Accounts receivable, including casino, hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on our specific reviews of customer accounts with a balance over a specified dollar amounts, based upon the age of the account, the customer’s financial condition as well as management’s experience with collection trends of the customers, current economic and business conditions, and management’s expectations of future economic and business conditions and forecasts.
As of December 31, 2020 and 2019, the Company’s allowances for casino credit losses were 72.2% and 47.7% of gross casino accounts receivables, respectively. The allowances for casino credit losses as a percentage of gross casino accounts receivable increased in 2020 was due to an increase in the age of outstanding account balances primarily caused by the COVID-19 pandemic and management’s expectations of future economic and business conditions and forecasts, including the impact of the COVID-19 pandemic. At December 31, 2020, a 100 basis-point change in the estimated allowance for credit losses as a percentage of casino receivables would change the allowance for credit losses by approximately US$4.6 million.

Income Tax
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2020 and 2019, we recorded valuation allowances of US$284.7 million and US$258.0 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.
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
As of December 31, 2020, we held cash and cash equivalents and restricted cash of approximately US$1.76 billion and US$0.4 million, respectively. Further, HK$12.91 billion (equivalent to approximately US$1.67 billion) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to approximately US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent. Major currencies in which our cash and bank balances (including restricted cash) held as of December 31, 2020 were U.S. dollar, H.K. dollar, Euro, the Philippine peso and Pataca.
The HK$233.0 million (equivalent to approximately US$30.1 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2020, subject to satisfaction of certain conditions precedent.
The PHP2.35 billion (equivalent to approximately US$48.9 million) bank credit facility of MRP remains available for future drawdown as of December 31, 2020, subject to satisfaction of certain conditions precedent.
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

Cash Flows
The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2020	2019	2018
	(in thousands of US$)
Net cash (used in) provided by operating activities	$(860,963)	$836,162	$1,053,369
Net cash used in investing activities	(53,312)	(1,031,849)	(662,121)
Net cash provided by (used in) financing activities	1,263,607	97,114	(340,517)
Effect of exchange rate on cash, cash equivalents and restricted cash	(26,064)	10,486	(12,624)

Increase (decrease) in cash, cash equivalents and restricted cash	323,268	(88,087)	38,107
Cash, cash equivalents and restricted cash at beginning of year	1,432,502	1,520,589	1,482,482

Cash, cash equivalents and restricted cash at end of year	$1,755,770	$1,432,502	$1,520,589

Operating Activities
Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.
Net cash used in operating activities was US$861.0 million for the year ended December 31, 2020, compared to net cash provided by operating activities of US$836.2 million for the year ended December 31, 2019. The change was primarily due to softer performance of operations as described in the foregoing section.
Net cash provided by operating activities was US$836.2 million for the year ended December 31, 2019, compared to US$1,053.4 million for the year ended December 31, 2018. The decrease in net cash provided by operating activities was primarily due to increased working capital for operations net with higher contribution of cash generated the improving operations.
Investing Activities
Net cash used in investing activities was US$53.3 million for the year ended December 31, 2020, compared to net cash used in investing activities of US$1,031.8 million for the year ended December 31, 2019. The change was primarily due to higher proceeds from the sale of investment securities for the year ended December 31, 2020 as compared to net payments for investment securities for the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2020 mainly included payments for construction costs and acquisition of property and equipment of US$436.5 million and payments for intangible and other assets of US$27.3 million, partially offset by proceeds from the sale of investment securities of US$410.0 million.
Net cash used in investing activities was US$1,031.8 million for the year ended December 31, 2019, compared to net cash used in investing activities of US$662.1 million for the year ended December 31, 2018. The change was primarily due to an increase in payments for investment securities. Net cash used in investing activities for the year ended December 31, 2019 mainly included payments for investment securities of

US$617.8 million, payments for construction costs and acquisition of property and equipment of US$447.4 million, acquisition of a subsidiary of US$15.0 million, which were offset in part by proceeds from sale of investment securities of US$49.7 million.
Our total payments for construction costs and acquisition of property and equipment were US$436.5 million and US$447.4 million for the years ended December 31, 2020 and 2019, respectively. Such expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.
We expect to incur significant capital expenditures for the development of the remaining land of Studio City and City of Dreams Mediterranean. We intend to finance these projects through our operating cash flow and existing cash balances as well as equity or debt financings. See “— Other Financing and Liquidity Matters” below for more information.
The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2020, 2019 and 2018.

	Year Ended December 31,
	2020	2019	2018
	(in thousands of US$)
Macau:
Mocha Clubs	$3,490	$6,620	$8,973
Altira Macau	11,519	17,707	24,450
City of Dreams	119,014	134,075	311,441
Studio City	214,625	89,846	73,189

Sub-total	348,648	248,248	418,053
The Philippines:
City of Dreams Manila	15,622	58,697	22,572
Cyprus:
Cyprus operations	74,523	39,911	68,238
Corporate and Other	25,460	124,265	54,109

Total capital expenditures	$464,253	$471,121	$562,972

Our capital expenditures for the year ended December 31, 2019 decreased from that for the year ended December 31, 2018 primarily due to the completion of Morpheus which opened in June 2018.
Financing Activities
Net cash provided by financing activities amounted to US$1,263.6 million for the year ended December 31, 2020, primarily due to (i) the proceeds from the issuance of 2025 Studio City Notes in an aggregate principal amount of US$500.0 million, (ii) the proceeds from the issuance of 2028 Studio City Notes in an aggregate principal amount of US$500.0 million, (iii) the proceeds from the issuance of the First 2028 Senior Notes in aggregate principal amount of US$500.0 million in July 2020, (iv) the issuance of the Additional 2028 Senior Notes of US$353.5 million in August 2020, which priced at 101.0% of the principal amount, (v) the drawdown of the 2020 Credit Facilities of US$602.2 million, (vi) the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$251.5 million and (vii) net proceeds from issuance of shares of subsidiaries of US$218.4 million, which were offset in part by the (viii) full redemption of the 2021 Studio City Company Notes of US$850.0 million, (ix) repayment of the 2020 Credit Facilities of US$352.2 million, (x) repayment of all loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to US$0.1 million) which remained outstanding under the term loan facility, (xi) payments of deferred financing costs of US$84.1 million and (xii) dividend payments of US$79.1 million.

Net cash provided by financing activities amounted to US$97.1 million for the year ended December 31, 2019, primarily due to (i) the proceeds from the US$900 million in aggregate principal amount of the First 2029 Senior Notes, (ii) the proceeds from the US$600 million in aggregate principal amount of the 2027 Senior Notes, (iii) the proceeds from the US$600 million in aggregate principal amount of the 2024 Studio City Notes, (iv) the proceeds from the drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$550.2 million, (v) the proceeds from the US$500 million in aggregate principal amount of the 2026 Senior Notes and (vi) net proceeds from issuance of shares of subsidiaries of US$83.2 million, which were offset in part by the (vii) repayment of the revolving credit facility under the 2015 Credit Facilities of US$1,644.0 million, (viii) the scheduled repayment and partial early repayment of the term loan under the 2015 Credit Facilities of US$386.7 million, (ix) the full repayment of the 2019 Studio City Company Notes of US$350.0 million upon its maturity, (x) dividend payments of US$301.0 million, (xi) the payment of the 2020 Studio City Notes Tender Offer of US$216.5 million in aggregate principal amount and the redemption of the remaining 2020 Studio City Notes of US$208.5 million in aggregate principal amount outstanding.
Net cash used in financing activities amounted to US$340.5 million for the year ended December 31, 2018, primarily due to (i) the repurchase of shares of US$655.7 million, (ii) early partial redemption of the 2020 Studio City Notes in the amount of US$400.0 million, (iii) dividend payments of US$271.5 million, (iv) purchase of shares of a subsidiary of US$199.3 million, (v) early redemption of the remaining Philippine Notes in the amount of US$140.9 million, (vi) scheduled repayments of the term loan under the 2015 Credit Facilities and Aircraft Term Loan of US$51.7 million, which were offset in part by (vii) proceeds of US$1,095.7 million from the drawdown of the revolving credit facility under the 2015 Credit Facilities and (viii) net proceeds from issuance of shares of subsidiaries of US$277.9 million, which primarily relate to the initial public offering of a subsidiary.
Indebtedness
We enter into loan facilities and issue notes through our subsidiaries. The following table presents a summary of our gross indebtedness as of December 31, 2020:

As of December 31, 2020
(in thousands of US$)
2025 Senior Notes	$1,000,000
First 2029 Senior Notes	900,000
2028 Senior Notes	850,000
2027 Senior Notes	600,000
2024 Studio City Notes	600,000
2026 Senior Notes	500,000
2025 Studio City Notes	500,000
2028 Studio City Notes	500,000
2020 Credit Facilities	249,910
2015 Credit Facilities	129
2021 Studio City Senior Secured Credit Facility	129

$5,700,168

Major changes in our indebtedness during the year ended and subsequent to December 31, 2020 are summarized below.
In March 2020, Melco Resorts Finance drew down HK$1.95 billion (equivalent to US$251.5 million) from the revolving credit facility under the 2015 Credit Facilities.
On April 29, 2020, MCO Nominee One, as borrower, entered into a senior facilities agreement with a syndicate of banks including Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau

Branch and Morgan Stanley Senior Funding, Inc. as joint global coordinators. Pursuant to the 2020 Credit Facilities, the lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years.
On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$352.1 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs other than HK$1.0 million (equivalent to US$129,000) which remained outstanding under the term loan facility for the 2015 Credit Facilities.
On May 7, 2020, following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, a part of the revolving credit facility commitments under the 2015 Credit Facilities were canceled, following which the available revolving credit facility commitments under the 2015 Credit Facilities were HK$1.0 million (equivalent to US$129,000).
On July 15, 2020, Studio City Finance issued US$500.0 million in aggregate principal amount of the 2025 Studio City Notes and US$500.0 million in aggregate principal amount of the 2028 Studio City Notes.
On July 21, 2020, Melco Resorts Finance issued the First 2028 Senior Notes in an aggregate principal amount of US$500.0 million.
On July 29, 2020, Melco Resorts Finance used a portion of the net proceeds from the offering of the First 2028 Senior Notes to repay the loan amounts outstanding under the 2020 Credit Facilities in full, together with accrued interest and costs associated with the repayment.
On August 11, 2020, Melco Resorts Finance issued the Additional 2028 Senior Notes in an aggregate principal amount of US$350.0 million. The net proceeds will be used for general corporate purposes.
On August 14, 2020, Studio City Company used a portion of the net proceeds to redeem in full the 2021 Studio City Company Notes, together with accrued interest and redemption premium.
On September 23, 2020, MCO Nominee One drew down HK$1.94 billion (equivalent to US$249.9 million) of the revolving credit facility under the 2020 Credit Facilities.
On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities had consented and agreed to waive the following financial condition covenants contained in the facility agreement under the Facility Agreement: (i) meet or exceed the interest cover ratio (ratio of consolidated EBITDA to consolidated net finance charges as such terms are defined in the Facility Agreement) of 2.50 to 1.00; (ii) not exceed the senior leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 3.50 to 1.00; and (iii) not exceed the total leverage ratio (ratio of consolidated total debt to consolidated EBITDA as such terms are defined in the Facility Agreement) of 4.50 to 1.00, in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.
On January 14, 2021, Studio City Finance issued the 2029 Studio City Notes in an aggregate principal amount of US$750.0 million. The net proceeds of such notes were used to pay the tendering noteholders from the 2024 Studio City Notes Tender Offer and, on February 17, 2021, to redeem, together with accrued interest, all remaining outstanding amounts of the 2024 Studio City Notes, which amounted to US$252.9 million in aggregate principal amount
On January 21, 2021, Melco Resorts Finance issued US$250.0 million in aggregate principal amount of the Additional 2029 Senior Notes.

On January 27, 2021, HK$1.94 billion (equivalent to US$249.9 million) in principal amount outstanding of the revolving credit facility under the 2020 Credit Facilities, together with accrued interest, was repaid with the proceeds from the 2029 Senior Notes.
On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (equivalent to US$30.1 million) revolving credit facility and the HK$1.0 million (equivalent to US$129,000) term loan facility from November 30, 2021 to January 15, 2028. The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included certain covenants in order to align them with certain financings by Studio City Finance Limited.
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
As of December 31, 2020, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and operations in Cyprus totaling US$771.0 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 22 to the consolidated financial statements included elsewhere in this annual report.
Each of Melco Resorts Macau and Studio City Company has a corporate rating of “BB” and
“BB-”
by Standard & Poor’s, respectively, and each of Melco Resorts Finance and Studio City Finance has a corporate rating of “Ba2” and “B1” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.
Restrictions on Distributions
For discussion on the ability of our subsidiaries to transfer funds to our Company in the form of cash dividends, loans or advances and the impact such restrictions have on our ability to meet our cash obligations, see “Item 4. Information on the Company — B. Business Overview — Restrictions on Distribution of Profits Regulations.” See also “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy” and note 19 to the consolidated financial statements included elsewhere in this annual report.
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
D. TREND INFORMATION
The following trends and uncertainties may affect our operations and financial conditions:

•	The impact of the COVID-19 outbreak, including its severity, magnitude and duration, and any recovery from such disruptions will depend on future events, such as the successful production,

distribution and widespread acceptance of safe and effective vaccines; the development of effective treatments for COVID-19,
including for new strains of
COVID-19; the
duration of travel and visa restrictions as well as customer sentiment and behavior (including the length of time before customers resume travel and participation in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak
on consumer behavior related to discretionary spending and traveling), all of which are highly uncertain. The disruptions to our business caused by the
COVID-19
pandemic have had a material and adverse effect on our business, financial condition and results of operations and as such disruptions are ongoing, such material and adverse effects will likely continue;

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

•
Greater regulatory scrutiny, including increased audits and inspections, in relation to movement of capital and anti-money laundering and other financial crime. Anti-money laundering, anti-bribery and corruption and sanctions and counter-terrorism financing laws and regulations have become increasingly complex and subject to greater regulatory scrutiny and supervision by regulators globally and may increase our compliance costs and any potential non- compliances of such laws and regulations could have an adverse effect on our reputation, financial condition, results of operations or cash flows;

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Our total long-term indebtedness and other contractual obligations as of December 31, 2020 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations (1) :
2025 Senior Notes	$—	$—	$1,000.0	$—	$1,000.0
First 2029 Senior Notes	—	—	—	900.0	900.0
2028 Senior Notes	—	—	—	850.0	850.0
2027 Senior Notes	—	—	—	600.0	600.0
2024 Studio City Notes (2)	—	—	600.0	—	600.0
2026 Senior Notes	—	—	—	500.0	500.0
2025 Studio City Notes	—	—	500.0	—	500.0
2028 Studio City Notes	—	—	—	500.0	500.0
2020 Credit Facilities (3)	—	—	249.9	—	249.9
2015 Credit Facilities	—	0.1	—	—	0.1
2021 Studio City Senior Secured Credit Facility (4)	—	—	—	0.1	0.1
Fixed interest payments	312.0	624.0	500.2	441.4	1,877.6
Variable interest payments (5)	5.6	11.2	7.5	—	24.3
Finance leases (6)	83.4	103.0	107.0	405.3	698.7
Operating leases (6)	27.7	24.7	13.4	95.2	161.0
Construction costs and property and equipment retention payables	12.9	17.6	—	—	30.5
Other contractual commitments:
Construction costs and property and equipment acquisition commitments (7)	538.7	232.3	—	—	771.0
Gaming subconcession premium (8)	33.2	30.6	17.2	185.1	266.1

Total contractual obligations	$1,013.5	$1,043.5	$2,995.2	$4,477.1	$9,529.3

(1)	See note 12 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2) On
January 14, 2021, Studio City Finance issued US$750.0 million in aggregate principal amount of the 2029 Studio City Notes, the net proceeds of which were partly used to pay the tendering noteholders from the 2024 Studio City Notes Tender Offer, which amounted to US$347.1 million in aggregate principal amount of the 2024 Studio City Notes, and on February 17, 2021, together with accrued interest, redeem the remaining outstanding principal amount of the 2024 Studio City Notes, which amounted to US$252.9 million in aggregate principal amount. See note 27 to the consolidated financial statements included elsewhere in this annual report for further details on these subsequent events.

(3)
On January 21, 2021, Melco Resorts Finance issued US$250.0 million in aggregate principal amount of the Additional 2029 Senior Notes, the net proceeds of which were used to repay the principal amount outstanding for the revolving credit facility under the 2020 Credit Facilities, together with the accrued interest. See note 27 to the consolidated financial statements included elsewhere in this annual report for further details on these subsequent events.

(4)
On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of the maturity date from November 30, 2021 to January 15, 2028.

See note 27 to the consolidated financial statements included elsewhere in this annual report for further details on this subsequent event.

(5)
Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2020 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(6)	See note 13 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(7)	See note 22(a) to the consolidated financial statements included elsewhere in this annual report for further details on construction costs and property and equipment acquisition commitments.

(8)
Represents i) annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines in operation as of December 31, 2020 for our gaming subconcession in Macau, which expires in June 2022; and ii) fixed portion of gaming license fee in Cyprus which expires in June 2047. The gaming tax for gaming subconcession in Macau and the license fee for gaming licenses in the Philippines and Cyprus as disclosed in note 22(b) to the consolidated financial statements are not included in this table as the amount is variable in nature.

G. SAFE HARBOR
See “Special Note Regarding Forward-Looking Statements.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	44	Chairman, chief executive officer and director
Clarence Yuk Man Chung	58	Director
Evan Andrew Winkler	46	President and director
Alec Yiu Wa Tsui	71	Independent non-executive director
Thomas Jefferson Wu	48	Independent non-executive director
John William Crawford	78	Independent non-executive director
Francesca Galante	45	Independent non-executive director
Geoffrey Stuart Davis	52	Executive vice president and chief financial officer
Stephanie Cheung	58	Executive vice president and chief legal officer
Akiko Takahashi	67	Executive vice president and chief of staff to Chairman and chief executive officer
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
December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and a member of our audit and risk committee and compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive director of
China Blue Chemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive
director of a number of companies listed on the HKSE and Nasdaq, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, ATA Creativity Global since 2008, Summit Ascent Holdings Limited from March 2011 to September 2018, Kangda International Environmental Company Limited from July 2014 to April 2019, DTXS Silk Road Investment Holdings Company Limited from December 2015 to May 2020 and Hua Medicine since September 2018. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.
Mr. Tsui graduated from the University of Tennessee with a bachelor’s degree in industrial engineering in 1975 and a master of engineering degree in 1976. He completed a program for senior managers in government at the John F. Kennedy School of Government at Harvard University in 1993.
Mr.
 Thomas Jefferson Wu
 JP
was appointed as
an independent non-executive
director on December 18, 2006. Mr. Wu is also the chairman of our compensation committee and a member of our audit and risk committee and nominating and corporate governance committee. Mr. Wu was the deputy chairman and managing director of Hopewell Holdings Limited, a business conglomerate which was de-listed
from the HKSE, from February 2018 to May 2019. Mr. Wu has served in various roles with the Hopewell Holdings group since 1999, including group controller from March 2000 to June 2001, executive director from June 2001 to May 2019, chief operating officer from January 2002 to August 2002, deputy managing director from August 2003 to June
2007, co-managing director
from July 2007 to September 2009, managing director from October 2009 to May 2019 and deputy chairman of Hopewell Holdings Limited from February 2018 to May 2019. Mr. Wu has also been an executive director, managing director and non-executive
director of Shenzhen Investment Holdings Bay Area Development Company Limited (formerly known as Hopewell Highway Infrastructure Limited), a company listed on the HKSE, from January 2003 to April 2018, from July 2003 to April 2018 and from April 2018 to May 2018, respectively.

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
In Hong Kong, Mr. Wu’s major public service appointments include being a board member of The Airport Authority Hong Kong of the Hong Kong Special Administrative Region Government (the “HKSARG”), a member of the Energy Advisory Committee of the Environment Bureau of the HKSARG, a member of the Committee on Real Estate Investment Trusts of Securities and Futures Commission, a Vice Patron of the Community Chest of Hong Kong, a deputy director of Economic Affairs Committee and a member of Friends of Hong Kong Association Limited as well as Honorary Advisor of the Hong Kong Army Cadets Association. Mr. Wu is also a member of the Business School Advisory Council of The Hong Kong University of Science and Technology. Previously, Mr. Wu was a council member of The Hong Kong Polytechnic University and the Hong Kong Baptist University, a member of the Court of The Hong Kong University of Science and Technology, a board member of the Asian Youth Orchestra, a member of the standing committee on Disciplined Services Salaries and Conditions of Service and a member of the Hong Kong Tourism Board of the HKSARG.
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

Portfolio Management Limited of Regal REIT since November 2006 and chairman of its Disclosure Committee since March 2010, and as an independent non-executive
director of Entertainment Gaming Asia Inc. since November 2007 and up until his resignation on July 3, 2017. In November 2011, Mr. Crawford was appointed as a member of the conflicts committee of our subsidiary SCI and resigned from this position on January 10, 2017. Mr. Crawford previously served as an independent non-executive
director and chairman of the audit committee of other companies publicly listed in Hong Kong, the most recent of which was E-Kong Group Limited until
June 8, 2015.
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
Executive Officers
Mr.
 Geoffrey Stuart Davis
 is our executive vice president and chief financial officer and he was appointed to his current role in April 2011. Prior to that, he served as our deputy chief financial officer from August 2010 to March 2011 and our senior vice president, corporate finance since 2007, when he joined our Company. In addition, Mr. Davis has been the chief financial officer of Melco International since December 2017, the chief financial officer and a director of SCI since June 2019 and October 2018, respectively, and is also a director of a number of our subsidiaries. Prior to joining us, Mr. Davis was a research analyst for Citigroup Investment Research, where he covered the U.S. gaming industry from 2001 to 2007. From 1996 to 2000, he held a number of positions at Hilton Hotels Corporation and Park Place Entertainment. Park Place was spun off from Hilton Hotels Corporation and subsequently renamed Caesars Entertainment. Mr. Davis has been a CFA charter holder since 2000 and obtained a bachelor of arts degree from Brown University.
Ms.
 Stephanie Cheung
 is our executive vice president and chief legal officer and she was appointed to her current role in December 2008. Prior to that, she held the title of general counsel from November 2006, when she joined our Company. She has acted as the secretary to our board since she joined our Company. In addition, Ms. Cheung has been a director of SCI since October 2018. Prior to joining us, Ms. Cheung practiced law with various international law firms in Hong Kong, Singapore and Toronto. Ms. Cheung graduated with a bachelor of laws degree from Osgoode Hall Law School and a master’s degree in business administration from York University. Ms. Cheung is admitted as a solicitor in Ontario, Canada, England and Wales, and Hong Kong and is a member of the Hong Kong Institute of Directors and a fellow of Salzburg Global.
Ms.
 Akiko Takahashi
 is our executive vice president and chief of staff to chairman and chief executive officer, and was appointed to this role in June 2019. Ms. Takahashi is also a director of Studio City International

Holdings Limited, a subsidiary of the Company whose ADSs have been listed on the New York Stock Exchange since October 2018. Prior to her present roles, she was the Company’s executive vice president and chief officer, human resources/corporate social responsibility from December 2008 and held the title of group human resources director from December 2006, when she joined our Company. Prior to joining us, Ms. Takahashi worked as a consultant in her own consultancy company from 2003 to 2006 where she conducted
“C-level”
executive searches for clients and assisted with brand/service culture alignment for a luxury hotel in New York City and where her last engagement prior to joining our Company was to lead the human resources integration for the largest international hospitality joint venture in Japan between InterContinental Hotels Group and ANA Hotels. She was the global group director of human resources for Shangri-la Hotels and
Resorts, an international luxury hotel group headquartered in Hong Kong, from 1995 to 2003. Between 1993 and 1995, she was the senior vice president of human resources and service quality for Bank of America, Hawaii, FSB. She served as regional human resources manager for Sheraton Hotels Hawaii / Japan from 1985 to 1993. She started her hospitality career as a training manager for Halekulani Hotel. She began her career in the fashion luxury retail industry in merchandising, operations, training and human resources. Ms. Takahashi attended the University of Hawaii.
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
B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$33.50 million for the year ended December 31, 2020.
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
Equity Awards
On March 31, 2020, we granted share options to acquire 1,729,863 of our ordinary shares pursuant to the 2011 Share Incentive Plan to directors and senior executive officers of our Company with exercise prices of US$4.1333 per share and 5,477,601 restricted shares with grant date fair value (closing price of the grant date) at US$4.1333 per share. The options expire ten years from the date of grant. We will issue ordinary shares to such grantees upon vesting of restricted shares at par value.

On November 24, 2020, we granted 157,152 restricted shares pursuant to the 2011 Share Incentive Plan to a senior executive officer of our Company. Grant date fair value of the restricted shares granted (closing price of the grant date) is US$6.3633 per share. We will issue ordinary shares to such grantee upon vesting of restricted shares at par value.
Pension, Retirement or Similar Benefits
For the year ended December 31, 2020, we set aside or accrued approximately US$0.1 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes. For a description of the pension scheme in which our senior executive officers in Hong Kong participate, see “— D. Employees.”
C. BOARD PRACTICES
Composition of Board of Directors
Our board consists of seven directors, including three directors nominated by Melco International and four independent directors. Nasdaq Stock Market Rule 5605(b)(1) generally requires that a majority of an issuer’s board of directors must consist of independent directors. However, Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to Nasdaq certifying that under the Companies Act (as amended) of the Cayman Islands, we are not required to have a majority of independent directors serving on our board. Since September 5, 2018, we have had a majority of independent directors serving on our board. Prior to that, we relied on this “home country practice” exception.
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

•	the integrity and effectiveness of our internal audit function; and

•	the risk management policies, procedures and practices.

•	The duties of the committee include:

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

•	oversight of our environmental, social and governance-related risks and opportunities.

•	The duties of the committee include:

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
D. EMPLOYEES
Employees
We had 19,746, 23,078 and 21,413 employees as of December 31, 2020, 2019 and 2018, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2020, 2019 and 2018. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2020		2019		2018
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs	647	3.3%	693	3.1%	745	3.5%
Altira Macau	1,554	7.9%	1,686	7.3%	1,668	7.8%
City of Dreams	7,660	38.8%	8,706	37.7%	8,312	38.8%
Corporate and centralized services (1)	700	3.5%	675	2.9%	676	3.1%
Studio City	3,923	19.9%	4,485	19.4%	4,374	20.4%
City of Dreams Manila	4,551	23.0%	5,867	25.4%	5,638	26.3%
Cyprus Operations	711	3.6%	965	4.2%	—	—

Total	19,746	100.0%	23,078	100.0%	21,413	100.0%

(1)	For the purposes of this table, includes employees at our ski resort in Nagano, Japan described under “Item 4B. Business Overview — Our Land and Premises — Other Premises”.
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

E. SHARE OWNERSHIP
Share Ownership of Directors and Members of Senior Management
The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 26, 2021.

Name	Number of ordinary shares		Approximate percentage of shareholding (1)
Lawrence Yau Lung Ho	812,729,781	(2)	55.80%
	8,416,287	(3)	0.58%
Clarence Yuk Man Chung	*		*
Evan Andrew Winkler	*		*
Alec Yiu Wa Tsui	*		*
Thomas Jefferson Wu	*		*
John William Crawford	*		*
Francesca Galante	*		*
Geoffrey Stuart Davis	*		*
Stephanie Cheung	*		*
Akiko Takahashi	*		*
Directors and executive officers as a group	827,111,798		56.79%

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)
Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,456,547,942 ordinary shares of our Company outstanding as of March 26, 2021, (ii) the number of ordinary shares of underlying options that have vested or will vest within 60 days after March 26, 2021 and (iii) the number of restricted shares that will vest within 60 days after March 26, 2021, each as held by such person as of that date.

(2)
Represents 812,729,781 ordinary shares which may be deemed to be beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the HKSE. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 58.13% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details.

(3)
Comprises 1,446,498 shares acquired from exercise of options and 5,355,483 share options granted under the 2011 Share Incentive Plans and vested to Mr. Lawrence Ho as of March 26, 2021. The following table summarizes, as of March 26, 2021, the outstanding options and restricted shares (including 5,355,483 vested but unexercised share options) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Last exercisable date and expiration date of share options	Exercise price of share options per share /Fair value of restricted shares at grant date per share (US$)		Number of underlying shares outstanding
Lawrence Yau Lung Ho	Share options	March 29, 2012	March 28, 2022	3.9270	+	474,399
	Share options	May 10, 2013	May 9, 2023	5.3163	+	362,610
	Share options	March 28, 2014	March 27, 2024	5.3163	+	320,343
	Share options	March 30, 2015	March 29, 2025	5.3163	+	690,291
	Share options	March 18, 2016	March 17, 2026	5.3163	+	1,302,840
	Share options	March 31, 2017	March 30, 2027	6.18		1,470,000
	Share options	April 2, 2018	April 1, 2028	9.40		1,470,000
	Restricted shares	March 29, 2018	N/A	9.66		265,692
	Restricted shares	April 1, 2019	N/A	8.1433		1,227,228
	Restricted shares	March 31, 2020	N/A	4.1333		4,661,340
				Total		12,244,743

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
Share Incentive Plans
We adopted the 2006 Share Incentive Plan, 2011 Share Incentive Plan and MRP Share Incentive Plan. The 2006 Share Incentive Plan has been succeeded by our 2011 Share Incentive Plan. No further awards may be granted under the 2006 Share Incentive Plan. All subsequent awards will be issued under the 2011 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan shall remain subject to the terms and conditions of the 2006 Share Incentive Plan. As of December 31, 2020, all share options and restricted shares granted under the 2006 Share Incentive Plan had vested. MRP, our subsidiary, has also adopted the MRP Share Incentive Plan. All outstanding awards under the MRP Share Incentive plan were retired in 2019.
2011 Share Incentive Plan
We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on the HKSE following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. and the subsequent cancellation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the HKSE rules shall automatically lapse to the extent the requirements under the HKSE rules are no longer applicable to us. The maximum aggregate number of shares which may be issued pursuant to all awards is 100,000,000 shares. As of December 31, 2020, we have granted (i) share options to subscribe for a total of 38,850,423 shares and (ii) restricted shares in respect of a total of 24,943,635 shares pursuant to the 2011 Share Incentive Plan. The 2011 Share Incentive Plan succeeds the 2006 Share Incentive Plan.
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
A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares as of March 26, 2021 by all persons who are known to us to be the beneficial owners of 5% or more of our issued share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	812,729,781	55.80
Capital Research Global Investors (4)	88,307,793	6.06
EuroPacific Growth Fund (5)	81,804,750	5.62

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The address of Melco International and Melco Leisure is The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.

(3)
812,729,781 ordinary shares are beneficially owned by Mr. Lawrence Ho through Melco Leisure as of March 26, 2021. As of March 26, 2021, Mr. Lawrence Ho, our chairman, chief executive officer and director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 85,625,132 ordinary shares of Melco International, representing approximately 5.65% of the total issued shares of Melco International. In addition, 122,243,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 301,368,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 53,491,345 ordinary shares of Melco International are held by Mighty Dragon Developments Limited and 1,566,000 ordinary shares of Melco International are held by Maple Peak

Investments Inc., representing approximately 8.06%, 19.88%, 3.53% and 0.10% of the total issued shares of Melco International, all of which companies are owned by Mr. Ho, and/or persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in L3G Holdings Inc. (formerly known as Great Respect Limited), a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 312,666,187 ordinary shares of Melco International, representing 20.63% of the total issued shares of Melco International. Moreover, Ms. Lo Sau Yan, Sharen, the spouse of Mr. Ho, personally holds 4,212,102 ordinary shares of Melco International, representing 0.28% of the total issued shares of Melco International. Therefore, we believe that Mr. Ho holds an aggregate of 881,172,396 ordinary shares of Melco International, representing approximately 58.13% of the total issued shares of Melco International, including beneficial interest, interest of his controlled corporations, interest of his spouse and interest of a trust in which he is one of the beneficiaries and taken to have interest by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Melco Leisure is a wholly-owned subsidiary of Melco International.

(4)
Reflects 88,307,793 ordinary shares represented by ADSs. Information regarding beneficial ownership is reported as of December 31, 2020 and is based on the information contained in the Schedule 13G filed by Capital Research Global Investors with the SEC on February 16, 2021. The address of Capital Research Global Investors is 333 South Hope Street, Los Angeles, CA 90071.

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

In May 2016, we repurchased 155 million ordinary shares (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$800.8 million. Following completion of the repurchase and cancellation of such shares, Melco International became our single largest shareholder. In December 2016, Crown Asia Investments Pty, Ltd. sold 40,925,499 ordinary shares of our Company in an underwritten offering and, concurrently, entered into cash-settled swap transactions relating to a fixed number of our ordinary shares. In February 2017, the privately-negotiated sale by Crown Asia Investments Pty, Ltd. to Melco Leisure, through which Melco Leisure purchased 198,000,000 of our ordinary shares from Crown Asia Investments Pty, Ltd., closed and Melco International became our majority shareholder. In connection with a credit facility entered into by, among others, Melco International in relation to such acquisition, Melco Leisure has pledged 502,057,472 ordinary shares of our Company held by it. In May 2017, we issued and sold 27,769,248 ADSs (equivalent to 83,307,744 ordinary shares) and 81,995,799 ordinary shares and also repurchased 165,303,544 ordinary shares from Crown Asia Investments Pty, Ltd. for the aggregate purchase price of US$1.2 billion, and such shares repurchased by us were subsequently cancelled by us.
As of December 31, 2020, a total of 1,456,547,942 ordinary shares were outstanding, of which 643,278,731 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.
None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.
See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.

B. RELATED PARTY TRANSACTIONS
For discussion of significant related party transactions we entered into during the years ended December 31, 2020, 2019 and 2018, see note 23 to the consolidated financial statements included elsewhere in this annual report.
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
Legal and Administrative Proceedings
We are currently a party to certain legal and administrative proceedings, investigations and claims, which relate to matters arising out of the ordinary course of our business. Based on the current status of such proceedings and the information currently available, our management does not believe that the outcome of such proceedings will have a material adverse effect on our business, financial condition or results of operations.
Dividend Policy
In February 2020, we declared a quarterly dividend of US$0.05504 per ordinary share of the Company (equivalent to US$0.16512 per ADS) to our shareholders whose names appeared on our register of members as of the close of business on March 2, 2020. On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19 pandemic
and to continue investing in our business. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.
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
Our 2015 Credit Facilities, 2020 Credit Facilities, Studio City Notes, 2028 Studio City Senior Secured Credit Facility and other indebtedness we may incur contain, or may be expected to contain, restrictions on payment of dividends to us, which is expected to affect our ability to pay dividends in the foreseeable future. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Shares and ADSs — We cannot assure you that we will make dividend payments in the future.”
Under the Companies Act (as amended) of the Cayman Islands, subject to the provisions of our amended and restated memorandum and articles of association adopted on March 29, 2017, the share premium account of our Company may be applied to pay distributions or dividends to shareholders, provided that immediately following the date the distribution or dividend is proposed to be paid, we are able to pay our debts as they fall due in the ordinary course of business.
B. SIGNIFICANT CHANGES
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
Not applicable, except for Item 9.A.4 and Item 9.C.
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
B. MEMORANDUM AND ARTICLES OF ASSOCIATION
Our registered office is located at Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, Grand Cayman
KY1-9005,
Cayman Islands. We are incorporated in the Cayman Islands as an exempted company with limited liability, are registered with the Cayman Islands Registrar of Companies and have been assigned registration number 143119. Section 3 of our amended and restated memorandum of association provides that the objects for which our company was established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act (as amended) of the Cayman Islands (hereinafter the “Companies Act”).

The following are summaries of material provisions of our memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our ordinary shares.
General
All of our outstanding ordinary shares are fully
paid and non-assessable. Some of
the ordinary shares are issued in registered form only with no share certificates. Our shareholders who are non-residents of the
Cayman Islands may freely hold and vote their ordinary shares. Under article 3 of our memorandum of association, the objects for which we were established are unrestricted and we have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Act.
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and our articles of association. Our articles of association do not provide a time limit after which a shareholder’s entitlement to an unclaimed dividend lapses.
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
Redemption of Ordinary Shares
Subject to the provisions of the Companies Act, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as the directors may determine.
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
Variations of Rights of Shares
All or any of the rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied or abrogated either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

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
Exempted Company
We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•
annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

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
Differences in Corporate Law
The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to Delaware corporations and their shareholders.
Mergers and Similar Arrangements
The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands
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

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.
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
With regard to our operations in the Philippines, the Philippines has been liberalizing foreign exchange controls in the country, and has adopted a floating exchange rate regime. In any event, the Philippine peso still fluctuates against the H.K. dollar and the U.S. dollar from time to time. Although there are no restrictions or limits on the amounts of the Philippine peso or foreign currency that may be taken in or out of the country, the Bangko Sentral ng Pilipinas (BSP), the Central Bank of the Philippines, imposed a requirement that inward and outward transfers of the Philippine peso in excess of PHP50,000 must be with prior authorization of BSP, while foreign currency in excess of US$10,000 or its equivalent must be declared to the Bureau of Customs Desk at the airport upon arrival or before departure, as the case may be.
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
Passive Foreign Investment Company
Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2020. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will
be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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
Nasdaq Stock Market Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. In addition, we intend to post our annual report on our website www.melco-resorts.com. Nasdaq Stock Market Rule 5615(a)(3) permits foreign private issuers like us to follow “home country practice” in certain corporate governance matters. Walkers (Hong Kong), our Cayman Islands counsel, has provided a letter to the Nasdaq certifying that under the Companies Act (as amended) of the Cayman Islands, we are not required to deliver annual reports to our shareholders prior to an annual general meeting.
I. SUBSIDIARY INFORMATION
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates.
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
We accept foreign currencies from our customers and as of December 31, 2020, in addition to H.K. dollar, Pataca and the Philippine peso and the Euro, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.
We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day
operations during the year ended December 31, 2020. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.
See note 12 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2020.
Major currencies in which our cash and bank balances (including restricted cash) held as of December 31, 2020 were U.S. dollar, H.K. dollar, the Philippine peso, the Euro and Pataca. Based on the cash and bank balances as of December 31, 2020, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$8.9 million for the year ended December 31, 2020.
Based on the balances of indebtedness denominated in currencies other than U.S. dollar as of December 31, 2020, an assumed 1% change in the exchange rates between currencies other than U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$2.5 million for the year ended December 31, 2020.
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
As of December 31, 2020, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities, 2020 Credit Facilities and 2021 Studio City Senior Secured Credit Facility. As of December 31, 2020, approximately 96% of our total indebtedness was based on fixed rates. Based on our December 31, 2020 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$2.5 million.

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
In 2020, we did not receive any fees or other payments from the depositary.
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
Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2020. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Based on this assessment, management concluded that, as of December 31, 2020, our Company’s internal control over financial reporting is effective based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our Company’s internal control over financial reporting as of December 31, 2020, has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the
Exchange Act) during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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
Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on December 1, 2020 to include additional guidelines relating to workplace health and safety. We have posted our current code of business conduct and ethics on our website at www.melco-resorts.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2020	2019
	(In thousands of US$)
Audit fees (1)	$1,612	$2,133
Audit-related fees (2)	2,211	393
Tax fees (3)	183	298
All other fees (4)	200	183

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with the issuances of senior notes by the Company and other assurance services;

(3)	“Tax fees” include the aggregate fees for tax consultations.

(4)	“All other fees” include the aggregate fees for advisory services and an annual charge for an online technical accounting research tool.
The policy of our audit and risk committee
is to pre-approve all audit and non-audit services provided
by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis
 services which are approved by our audit and risk committee prior to the completion of the audit.
For the years ended December 31, 2020 and 2019, none of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of
Rule 2-01 of
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
In addition, Nasdaq Stock Market Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. We intend to post our annual report on our website www.melco-resorts.com. Lastly, Nasdaq Stock Market Rule 5635 requires each issuer to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering. Walkers (Hong Kong), our Cayman Islands counsel, has provided letters to Nasdaq certifying that under the Companies Act (as amended) of the Cayman Islands, we are not required to: (i) have a majority of independent directors serving on our board; (ii) deliver annual reports to our shareholders prior to an annual general meeting; or (iii) obtain shareholders’ approval prior to any issuance of our ordinary shares. The foregoing is subject to our memorandum and articles of association, as amended and restated from time to time.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Melco Resorts & Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Indenture, dated November 26, 2012, among Studio City Finance Limited, certain subsidiaries of Studio City Finance Limited from time to time parties thereto, DB Trustees (Hong Kong) Limited, as trustee and collateral agent, Deutsche Bank Trust Company Americas, as principal paying agent, U.S. registrar and transfer agent, and Deutsche Bank Luxembourg S.A., as European registrar (incorporated by reference to Exhibit 2.10 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.7	Pledge Agreement, dated November 26, 2012, by Studio City Finance Limited in favor of DB Trustees (Hong Kong) Limited as collateral agent (incorporated by reference to Exhibit 2.11 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.8	Pledge Over Accounts, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as collateral agent and Bank of China Limited, Macau Branch as escrow agent and note disbursement agent (incorporated by reference to Exhibit 2.12 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.9	Escrow Agreement, dated November 26, 2012, among Studio City Finance Limited, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as escrow agent (incorporated by reference to Exhibit 2.13 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.10	Intercompany Note, dated November 26, 2012, issued by Studio City Investments Limited (incorporated by reference to Exhibit 2.14 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

Exhibit Number	Description of Document

2.11	Note Disbursement and Account Agreement, dated November 26, 2012, among Studio City Finance Limited, Studio City Company Limited as borrower, DB Trustees (Hong Kong) Limited as trustee and collateral agent and Bank of China Limited, Macau Branch as note disbursement agent (incorporated by reference to Exhibit 2.15 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.12	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.13	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.14	Loan Agreement dated December 23, 2013, among MCO (Philippines) Investments Limited as lender, Melco Resorts Leisure as borrower and MRP and certain of its subsidiaries from time to time as guarantors, in respect of a term loan facility by the lender to the borrower in the amount of up to US$ 340 million (incorporated by reference to Exhibit 2.21 from our annual report on Form 20-F forth fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 15, 2014)

2.15	Amended and Restated Shareholders’ Deed, dated December 14, 2016, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

2.16	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.17	Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.2 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

Exhibit Number	Description of Document

2.18	Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as trustee, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 99.3 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.19	Second Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, Deutsche Bank Trust Company Americas, as trustee, Studio City (HK) Two Limited, as a new guarantor, Studio City Investments Limited, as parent guarantor and the subsidiary guarantors parties thereto, relating to 5.875% Senior Secured Notes due 2019 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

2.20	Indenture among Studio City Company Limited, as issuer, Studio City Investments Limited, as parent guarantor, the subsidiary guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.4 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.21	Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.5 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.22	Second Supplemental Indenture among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent and Deutsche Bank Trust Company Americas, as the trustee, relating to 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 2.22 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

2.23	Intercreditor Agreement among Studio City Company Limited, the guarantors of the 5.875% Senior Secured Notes due 2019 and 7.250% Senior Secured Notes due 2021, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others (incorporated by reference to Exhibit 99.6 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

2.24	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.25	Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.26	Termination of Amended and Restated Shareholders’ Deed Relating to Melco Resorts & Entertainment Limited, dated May 8, 2017, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 2.26 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

Exhibit Number	Description of Document

2.27	Indenture among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Notes due 2024 (incorporated by reference to Exhibit 2.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

2.28	Indenture dated April 26, 2019 relating to Melco Resorts Finance Limited’s 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 2.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

2.29	Indenture dated July 17, 2019 relating to Melco Resorts Finance Limited’s 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 2.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

2.30	Indenture dated December 4, 2019 relating to Melco Resorts Finance Limited’s 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 2.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

2.31*	Description of Registrant’s Securities

2.32*	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.000% 2025 Studio City Notes

2.33*	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.500% 2028 Studio City Notes

2.34*	Indenture dated July 21, 2020 relating to Melco Resorts Finance Limited’s 5.750% 2028 Senior Notes

2.35*	Indenture dated January 14, 2021 relating to Studio City Finance Limited’s 5.000% 2029 Studio City Notes

2.36*	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others

2.37*	Senior Facilities Agreement, dated April 29, 2020, entered into between, among others, MCO Nominee One Limited, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators regarding the 2020 Credit Facilities

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.6	2006 Share Incentive Plan, amended by AGM in May 2009 (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-333178), filed with the SEC on March 31, 2010)

4.7	Trade Mark License dated November 30, 2006 between Crown Limited (now known as Crown Resorts Limited) and the Registrant as the licensee (incorporated by reference to Exhibit 10.24 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.8	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.9	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation and MPHIL Holdings No. 2 Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.10	Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.11	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation, MPHIL Holdings No. 2 Corporation, MCO Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.12	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.13	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 4, 2016 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

4.14	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

Exhibit Number	Description of Document

4.15	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.16	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.17	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.18	Share Repurchase Agreement dated May 4, 2016 between the Registrant and Crown Asia Investments Pty Ltd. (incorporated by reference to Exhibit 99.8 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.19	Purchase Agreement among Studio City Company Limited, as issuer, Studio City Investments Limited as parent guarantor, and subsidiary guarantors as specified therein regarding the 5.875% Senior Secured Notes due 2019 and the 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.10 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.20	Underwriting Agreement, dated December 15, 2016, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters and the dealers named therein (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

4.21	Underwriting Agreement, dated May 8, 2017, among the Company, Crown Asia Investments Pty Ltd, Deutsche Bank Securities Inc., UBS Securities LLC and Morgan Stanley & Co. LLC as underwriters (incorporated by reference to Exhibit 1.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

4.22	Share Repurchase Agreement, dated May 8, 2017, among Melco Resorts & Entertainment Limited, Crown Asia Investments Pty. Ltd. and Crown Resorts Limited (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

4.23	Purchase Agreement, dated May 25, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Merrill Lynch International, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

Exhibit Number	Description of Document

4.24	Purchase Agreement, dated June 27, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Deutsche Bank AG Singapore Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.25	Amended and Restated Shareholders’ Agreement, entered into among MCO Cotai Investments Limited, New Cotai, LLC, the Company and SCI in relation to SCI (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

4.26	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.27	Purchase Agreement, dated April 17, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited regarding the 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.28	Purchase Agreement, dated May 30, 2019, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the acquisition of 135.35 million shares of Crown Resorts Limited from CPH Crown Holdings Pty Limited for a price of AUD13.00 per share of Crown Resorts Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.29	Purchase Agreement, dated June 24, 2019, between Melco Resorts & Entertainment Limited and Melco International Development Limited regarding the acquisition of 75% equity interest in ICR Cyprus Holdings Limited from Melco International Development Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.30	Purchase Agreement, dated July 10, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited, Mizuho Securities Asia Limited and Morgan Stanley & Co. LLC regarding the 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.31	Shareholders’ Agreement, dated July 31, 2019, between The Cyprus Phassouri (Zakaki) Limited, MCO Europe Holdings (NL) B.V., ICR Cyprus Holdings Limited and Melco Resorts & Entertainment Limited relating to ICR Cyprus Holdings Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

Exhibit Number	Description of Document

4.32	Amendment Agreement, dated August 28, 2019, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the amendment of the Purchase Agreement entered into between the parties on May 30, 2019 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.33	Purchase Agreement, dated November 26, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Morgan Stanley & Co. LLC, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited and regarding the 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.34	Termination Agreement, dated February 6, 2020, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the termination of the acquisition of 67,675,000 shares of Crown Resorts Limited under the Purchase Agreement (as amended on August 28, 2019) entered into between the parties on May 30, 2019 (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.35**	Supplemental Agreement, dated March 22, 2021, to the Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure

4.36**	Supplemental Agreement, dated March 22, 2021, to the Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Ernst & Young

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

**
Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause competitive harm to the Company if publicly disclosed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that
it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: March 31, 2021	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2019 AND 2018

Page
Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-6

Consolidated Balance Sheets as of December 31, 2020 and 2019	F-8

Consolidated Statements of Operations for the Years Ended December 31, 2020, 2019 and 2018	F-10

Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2020, 2019 and 2018	F-12

Consolidated Statements of Shareholders’ Equity for the Years Ended December 31, 2020, 2019 and 2018	F-13

Consolidated Statements of Cash Flows for the Years Ended December 31, 2020, 2019 and 2018	F-14

Notes to Consolidated Financial Statements for the Years Ended December 31, 2020, 2019 and 2018	F-16

Schedule 1 – Melco Resorts & Entertainment Limited Condensed Financial Statements as of December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018	F-82

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2021 expressed an unqualified opinion thereon.
Adoption of New Accounting Standards
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for credit losses on financial instruments using the modified retrospective approach in the year ended December 31, 2020 and its method for accounting for leases using the modified retrospective approach in the year ended December 31, 2019.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for credit losses on casino accounts receivable

Description of the Matter
At December 31, 2020, the Company’s allowance for credit losses with respect to accounts receivable was US$333.8 million, primarily related to casino accounts receivable. As discussed in the Company’s accounting policy in note 2(g) to the consolidated financial statements, the allowance for credit losses on casino accounts receivable is estimated based on specific reviews of customer accounts, management’s experience with collection trends of the customers, current economic and business conditions and reasonable and supportable forecasts of future economic and business conditions.

Auditing the Company’s allowance for credit losses on casino accounts receivable was complex due to the significant estimates and judgments involved in the development of the expected credit loss model and the significant assumptions used including the determination of the unit of measurement and the estimated loss rates that consider current and future economic conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s allowance for credit losses on casino accounts receivable estimation process. For example, we tested the controls over the Company’s review of its allowance for credit losses on casino accounts receivable, including management’s review of the significant assumptions described above.

To test the allowance for credit losses on casino accounts receivable, our audit procedures included, among others, evaluating the methodology used by the Company and testing the completeness and accuracy of the underlying data used by the Company in its expected credit loss model. We also assessed the significant assumptions used by inspecting collection history and correspondence with customers, examining publicly available information on the customers’ financial condition and comparing future economic conditions considered in the Company’s expected credit loss model to observable market forecast data.

Impairment assessment of long-lived assets

Description of the Matter
At December 31, 2020, the Company’s long-lived asset groups to be held and used in the Company’s business, comprising of property and equipment, gaming subconcession, other finite-lived intangible assets, land use rights and operating lease right-of-use assets, was US$6,634.3 million. As discussed in the Company’s accounting policy in notes 1(b) and 2(n) of the consolidated financial statements, long-lived assets (asset groups) with finite lives to be held and used shall be evaluated for impairment whenever indicators of impairment exist. As the Company generated operating losses due to the severe decline in overall market conditions resulting from the outbreak of coronavirus disease (“COVID-19”) in early 2020, the Company evaluated its long-lived assets for recoverability as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values.

Auditing the Company’s impairment assessments involved a high degree of subjectivity due to the significant estimations required to determine the projected future cash flows of the asset groups. In particular, these estimates are sensitive to significant assumptions, including future revenue growth rates and gross margin, which can be affected by expectations about future market and economic conditions, including the impact of COVID-19.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment process. For example, we tested the controls over management’s identification of impairment indicators. We also tested controls over management’s review of the significant assumptions described above used to develop the undiscounted cash flow projections of the asset groups.

To test the Company’s impairment assessments of the long-lived asset groups, our audit procedures included, among others, evaluating the significant assumptions used to develop the projected future cash flows and testing the completeness and accuracy of the underlying data used by the Company. We compared the significant assumptions including future revenue growth rates and gross margin, to current industry and economic trends, including the impact of COVID-19, as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s cash flow projections by comparing them with actual operating results. Furthermore, we performed sensitivity analyses of the significant assumptions, to evaluate the changes in the future cash flows that could result from changes in the assumptions.

Impairment assessment of goodwill

Description of the Matter
At December 31, 2020, the Company’s total goodwill was US$82.2 million. As discussed in the Company’s accounting policy in notes 1(b) and 2(m) of the consolidated financial statements, goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. As the Company generated operating losses due to the severe decline in overall market conditions resulting from the outbreak of COVID-19 in early 2020, the Company performed quantitative assessments for its respective reporting units by estimating the fair values of the reporting units based on an income approach. As a result of these assessments, the Company recognized an impairment loss of US$13.9 million against goodwill of the Japan Ski Resort for the year ended December 31, 2020.

Auditing the Company’s goodwill impairment assessment involved subjectivity due to the significant estimation required to determine the fair values of the reporting units. In particular, the fair value estimates are sensitive to significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates, which can be affected by expectations about future market and economic conditions, including the impact of COVID-19.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment assessment process, including management’s review of the significant assumptions described above used in estimating the fair values of the reporting units.

To test the goodwill impairment assessments, our audit procedures included, among others, evaluating the significant assumptions used to estimate fair value and testing the completeness and accuracy of the underlying data used in the discounted cash flow models by the Company. We compared the significant assumptions to current industry and economic trends, including the impact of COVID-19, as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s estimated cash flow forecasts by comparing them with actual operating results. We involved our valuation specialists to assist in assessing the Company’s valuation methodologies and evaluating the discount rates by comparing them to discount rates that were independently developed using observable market information. We recalculated the fair values of the reporting units based on management’s significant assumptions and compared it to their carrying values. Furthermore, we performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair values of the reporting units that could result from changes in the assumptions.
/s/ Ernst & Young
We have served as the Company’s auditor since 2017.
Hong Kong
March 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on Internal Control Over Financial Reporting
We have audited Melco Resorts & Entertainment Limited’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Melco Resorts & Entertainment Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive (loss) income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes and the financial statement schedule included in Schedule 1 and our report dated March 31, 2021 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young
Hong Kong
March 31, 2021

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
ASSETS

Current assets:
Cash and cash equivalents	$1,755,351	$1,394,982
Investment securities	—	49,369
Restricted cash	13	37,390
Accounts receivable, net of allowances for credit losses of $317,275 and $232,993	129,619	284,333
Amounts due from affiliated companies	765	442
Inventories	37,277	43,959
Prepaid expenses and other current assets	85,798	84,197

Total current assets	2,008,823	1,894,672

Property and equipment, net	5,681,268	5,723,909

Gaming subconcession, net	84,663	141,440

Intangible assets, net	58,833	31,628

Goodwill	82,203	95,620

Long-term prepayments, deposits and other assets, net of allowances for credit losses of $16,517 and $25,026	284,608	176,478

Investment securities	—	568,936

Restricted cash	406	130

Deferred tax assets, net	6,376	3,558

Operating lease right-of-use assets	92,213	111,043

Land use rights, net	721,574	741,008

Total assets	$9,020,967	$9,488,422

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$9,483	$21,882
Accrued expenses and other current liabilities	983,865	1,420,516
Income tax payable	14,164	8,516
Operating lease liabilities, current	27,066	33,152
Finance lease liabilities, current	80,004	39,725
Current portion of long-term debt, net	—	146
Amounts due to affiliated companies	1,668	1,523

Total current liabilities	1,116,250	1,525,460

Long-term debt, net	5,645,391	4,393,985

Other long-term liabilities	29,213	18,773

Deferred tax liabilities, net	45,952	56,677

Operating lease liabilities, non-current	75,867	88,259

Finance lease liabilities, non-current	270,223	262,040

Total liabilities	$7,182,896	$6,345,194

Commitments and contingencies (Note 22)

F-
8

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,430,965,312 and 1,437,328,096 shares outstanding, respectively	$14,565	$14,565
Treasury shares, at cost; 25,582,630 and 19,219,846 shares, respectively	(121,028)	(90,585)
Additional paid-in capital	3,207,312	3,178,579
Accumulated other comprehensive losses	(11,332)	(18,803)
Accumulated losses	(1,987,396)	(644,788)

Total Melco Resorts & Entertainment Limited shareholders’ equity	1,102,121	2,438,968
Noncontrolling interests	735,950	704,260

Total shareholders’ equity	1,838,071	3,143,228

Total liabilities and shareholders’ equity	$9,020,967	$9,488,422

The accompanying notes are an integral part of these consolidated financial statements.

F-
9

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2020	2019	2018
Operating revenues:
Casino	$1,471,356	$4,976,686	$4,496,625
Rooms	108,593	349,908	311,028
Food and beverage	74,528	235,120	204,171
Entertainment, retail and other	73,446	175,087	177,118

Total operating revenues	1,727,923	5,736,801	5,188,942

Operating costs and expenses:
Casino	(1,350,210)	(3,266,736)	(3,001,310)
Rooms	(46,690)	(89,778)	(78,377)
Food and beverage	(86,123)	(181,456)	(161,184)
Entertainment, retail and other	(55,379)	(99,945)	(92,449)
General and administrative	(424,398)	(559,480)	(505,930)
Payments to the Philippine Parties	(12,989)	(57,428)	(60,778)
Pre-opening costs	(1,322)	(4,847)	(55,390)
Development costs	(25,616)	(57,433)	(23,029)
Amortization of gaming subconcession	(57,411)	(56,841)	(56,809)
Amortization of land use rights	(22,886)	(22,659)	(22,646)
Depreciation and amortization	(538,233)	(571,705)	(488,446)
Property charges and other	(47,223)	(20,815)	(29,147)

Total operating costs and expenses	(2,668,480)	(4,989,123)	(4,575,495)

Operating (loss) income	(940,557)	747,678	613,447

Non-operating income (expenses):
Interest income	5,134	9,311	5,471
Interest expenses, net of amounts capitalized	(340,839)	(310,102)	(264,880)
Other financing costs	(7,955)	(2,738)	(4,630)
Foreign exchange losses, net	(2,079)	(10,756)	(10,497)
Other (expenses) income, net	(150,969)	(23,914)	3,684
Loss on extinguishment of debt	(19,952)	(6,333)	(3,461)
Costs associated with debt modification	(310)	(579)	—

Total non-operating expenses, net	(516,970)	(345,111)	(274,313)

(Loss) income before income tax	(1,457,527)	402,567	339,134
Income tax credit (expense)	2,913	(8,339)	(238)

Net (loss) income	(1,454,614)	394,228	338,896
Net loss (income) attributable to noncontrolling interests	191,122	(21,055)	1,403

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(1,263,492)	$373,173	$340,299

F-
10

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2020	2019	2018
Net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.882)	$0.260	$0.226

Diluted	$(0.884)	$0.258	$0.224

Weighted average shares outstanding used in net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,432,052,735	1,436,569,083	1,506,551,789

Diluted	1,432,052,735	1,443,447,422	1,516,410,062

The accompanying notes are an integral part of these consolidated financial statements.

F-
11

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Net (loss) income	$(1,454,614)	$394,228	$338,896
Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	20,394	48,734	(48,900)

Other comprehensive income (loss)	20,394	48,734	(48,900)

Total comprehensive (loss) income	(1,434,220)	442,962	289,996
Comprehensive loss (income) attributable to noncontrolling interests	178,199	(29,260)	16,431

Comprehensive (loss) income attributable to Melco Resorts & Entertainment Limited	$(1,256,021)	$413,702	$306,427

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated losses	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount

Balance at January 1, 2018	1,533,929,981	$15,339	(9,015,012)	$(90)	$3,864,109	$(26,610)	$(774,512)	$511,451	$3,589,687
Cumulative-effect adjustment upon adoption of new standard on equity investments	—	—	—	—	—	1,150	(1,150)	—	—
Cumulative-effect adjustment upon adoption of New Revenue Standard	—	—	—	—	—	—	(11,286)	(1,684)	(12,970)
Net income for the year	—	—	—	—	—	—	340,299	(1,403)	338,896
Foreign currency translation adjustments	—	—	—	—	—	(33,872)	—	(15,028)	(48,900)
Share-based compensation	—	—	—	—	24,830	—	—	(55)	24,775
Reclassification of share-based compensation plan from equity-settled to cash-settled	—	—	—	—	(505)	—	—	—	(505)
Shares repurchased by the Company	—	—	(96,571,065)	(657,322)	—	—	—	—	(657,322)
Shares issued for future vesting of restricted shares and exercise of share options	4,570,191	46	(4,570,191)	(46)	—	—	—	—	—
Issuance of shares for restricted shares vested	—	—	2,115,809	21	(58)	—	—	—	(37)
Exercise of share options	—	—	4,803,288	48	1,834	—	—	—	1,882
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(141,572)	—	—	(57,695)	(199,267)
Changes in shareholdings of Studio City International	—	—	—	—	(31,845)	—	—	239,429	207,584
Dividends declared ($0.1867 per share)	—	—	—	—	(1,214)	—	(270,317)	—	(271,531)

Balance at December 31, 2018	1,538,500,172	15,385	(103,237,171)	(657,389)	3,715,579	(59,332)	(716,966)	675,015	2,972,292
Net income for the year	—	—	—	—	—	—	373,173	21,055	394,228
Foreign currency translation adjustments	—	—	—	—	—	40,529	—	8,205	48,734
Share-based compensation	—	—	—	—	30,815	—	—	10	30,825
Reclassification of share-based compensation plan from equity-settled to cash-settled	—	—	—	—	(4,619)	—	—	(84)	(4,703)
Retirement of repurchased shares	(81,952,230)	(820)	81,952,230	557,818	(556,998)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,398,840	6,593	(6,616)	—	—	—	(23)
Exercise of share options	—	—	666,255	2,393	448	—	—	—	2,841
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(30)	—	—	59	29
Dividends declared ($0.21348 per share)	—	—	—	—	—	—	(300,995)	—	(300,995)

Balance at December 31, 2019	1,456,547,942	14,565	(19,219,846)	(90,585)	3,178,579	(18,803)	(644,788)	704,260	3,143,228
Net loss for the year	—	—	—	—	—	—	(1,263,492)	(191,122)	(1,454,614)
Foreign currency translation adjustments	—	—	—	—	—	7,471	—	12,923	20,394
Share-based compensation	—	—	—	—	42,276	—	—	9	42,285
Shares repurchased by the Company	—	—	(9,446,472)	(44,977)	—	—	—	—	(44,977)
Issuance of shares for restricted shares vested	—	—	2,694,507	12,700	(12,750)	—	—	—	(50)
Exercise of share options	—	—	389,181	1,834	(773)	—	—	—	1,061
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(62)	—	—	19	(43)
Changes in shareholdings of Studio City International	—	—	—	—	42	—	—	218,104	218,146
Dividends declared ($0.05504 per share)	—	—	—	—	—	—	(79,116)	—	(79,116)
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(8,243)	(8,243)

Balance at December 31, 2020	1,456,547,942	$14,565	(25,582,630)	$(121,028)	$3,207,312	$(11,332)	$(1,987,396)	$735,950	$1,838,071

The accompanying notes are an integral part of these consolidated financial statements.

F-1
3

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net (loss) income	$(1,454,614)	$394,228	$338,896
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	618,530	651,205	567,901
Amortization of deferred financing costs and original issue premiums	17,646	20,324	22,311
Interest accretion on finance lease liabilities	30,952	1,942	5,161
Net loss (gain) on disposal of property and equipment	987	(169)	1,518
Impairment loss recognized on property and equipment	8,127	9,590	—
Impairment loss recognized on goodwill	13,867	—	—
Write-off of other assets	—	7,556	—
Provision (reversal) for credit losses	133,597	33,176	(2,637)
Provision for input value-added tax	5,786	3,733	4,095
Loss on extinguishment of debt	19,952	6,333	3,461
Costs associated with debt modification	310	579	—
Share-based compensation	54,392	31,797	25,143
Net losses recognized on investment securities	165,440	41,737	111
Changes in operating assets and liabilities:
Accounts receivable	27,503	(77,627)	(60,475)
Inventories, prepaid expenses and other	(2,187)	(593)	(26,154)
Long-term prepayments, deposits and other	(29,606)	49,726	14,673
Accounts payable, accrued expenses and other	(470,570)	(341,756)	167,443
Other long-term liabilities	(1,075)	4,381	(8,078)

Net cash (used in) provided by operating activities	(860,963)	836,162	1,053,369

Cash flows from investing activities:
Payments for capitalized construction costs	(227,672)	(109,851)	(251,233)
Acquisition of property and equipment	(208,860)	(337,560)	(386,824)
Placement of bank deposits with original maturities over three months	(150,000)	(60,152)	(24,823)
Payments for intangible and other assets	(27,335)	(2,505)	(29,476)
Proceeds from sale of property and equipment	554	1,283	595
Withdrawals of bank deposits with original maturities over three months	150,000	60,152	34,675
Proceeds from sale of investment securities	410,001	49,669	40,013
Payments for investment securities	—	(617,848)	(45,048)
Acquisition of a subsidiary	—	(15,037)	—

Net cash used in investing activities	(53,312)	(1,031,849)	(662,121)

Cash flows from financing activities:
Principal payments on long-term debt	(1,454,837)	(2,592,631)	(592,573)
Payments of deferred financing costs	(84,057)	(28,825)	—
Dividends paid	(79,116)	(300,995)	(271,531)
Repurchase of shares	(44,977)	—	(655,652)
Principal payments on finance lease liabilities	(73)	—	(107)
Proceeds from exercise of share options	1,061	2,700	5,018
Net proceeds from issuance of shares of subsidiaries	218,441	83,233	277,881
Proceeds from long-term debt	2,707,165	2,933,632	1,095,714
Purchase of shares of a subsidiary	—	—	(199,267)

Net cash provided by (used in) financing activities	$1,263,607	$97,114	$(340,517)

F-1
4

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Effect of exchange rate on cash, cash equivalents and restricted cash	$(26,064)	$10,486	$(12,624)

Increase (decrease) in cash, cash equivalents and restricted cash	323,268	(88,087)	38,107
Cash, cash equivalents and restricted cash at beginning of year	1,432,502	1,520,589	1,482,482

Cash, cash equivalents and restricted cash at end of year	$1,755,770	$1,432,502	$1,520,589

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(251,438)	$(253,312)	$(239,338)
Cash paid for income taxes, net of refunds	$(5,364)	$(3,889)	$(275)
Cash paid for amounts included in the measurement of lease liabilities — operating cash flows from operating leases	$(22,362)	$(40,542)	$—
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification or other reassessment events	$3,549	$27,693	$—
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment.	$34,241	$56,623	$54,226
Change in input value-added tax related to acquisition of property and equipment	$—	$8,648	$—
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	$66,960	$43,236	$13,355
Change in amounts due from/to affiliated companies related to construction costs	$—	$—	$7,759
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$6,356	$—	$—
Deferred financing costs included in accrued expenses and other current liabilities	$1,356	$4,204	$—
Change in accrued expenses and other current liabilities related to dividends declared to noncontrolling interests	$8,243	$—	$—
Offering expenses capitalized for the issuance of shares of a subsidiary included in accrued expenses and other current liabilities	$445	$—	$5,943
Repurchase of shares included in accrued expenses and other current liabilities	$—	$—	$1,670
The accompanying notes are an integral part of these consolidated financial statements.

F-1
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Melco Resorts & Entertainment Limited (“Melco”) was incorporated in the Cayman Islands, with its American depositary shares (“ADSs”) listed on the Nasdaq Global Select Market under the symbol “MLCO” in the United States of America.
Melco together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau, an integrated resort located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated resort located at Cotai, Macau and Grand Dragon Casino, a casino located at Taipa, Macau. The Company’s business also includes the Mocha Clubs, which comprise the non-casino
based operations of electronic gaming machines in Macau. Melco, through its subsidiaries, including Studio City International Holdings Limited (“Studio City International”), which is majority-owned by Melco and completed its initial public offering with its ADSs listed on the New York Stock Exchange in October 2018, also operates Studio City, a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a majority-owned subsidiary of Melco operates and manages City of Dreams Manila, an integrated resort in the Entertainment City complex in Manila. In Europe, Melco, through its majority-owned subsidiaries, ICR Cyprus Holdings Limited (“ICR Cyprus”) and its subsidiaries (collectively referred to as “ICR Cyprus Group”), is currently developing City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (“Cyprus”), and is currently operating a temporary casino in Limassol and is licensed to operate four satellite casinos in Cyprus (“Cyprus Operations”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.
As of December 31, 2020 and 2019, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19
In connection with the outbreak of the coronavirus
(COVID-19)
in the first quarter of 2020, travel restrictions, temporary business closures and other prohibitions have been imposed by the People’s Republic of China (“PRC”), Macau, the Philippines, Cyprus and other countries or regions throughout the world. Additionally, health-related precautionary measures have been imposed and remain in place at all of the Company’s properties which have significantly disrupted its casino and resort operations.
In Macau, on February 5, 2020, the Company’s Macau casino operations were suspended for a
15-day
period and resumed operations only on a reduced basis on February 20, 2020 with limited visitations from Hong Kong, Taiwan and certain regions of the PRC among other countries and Altira resumed operation on February 24, 2020. In March 2020, the governments in Macau, Hong Kong and certain provinces in the PRC, including Guangdong, imposed further entry bans, restrictions and quarantine requirements on nearly all visitors traveling to and from Macau.
Commencing from July 15, 2020, certain travelers entering Guangdong from Macau were no longer subject to mandatory quarantine, while from August 12, 2020, those entering the PRC from Macau were generally no longer subject to mandatory quarantines. On August 26, 2020, the Chinese

F-1
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 - continued

authorities resumed the issuance of Individual Visit Scheme (“IVS”) visas for Guangdong residents, while the nationwide resumption of IVS visa issuances commenced on September 23, 2020. On December 21, 2020, the Macau government announced that, generally, individuals who have been to countries and regions other than the PRC and Taiwan in the preceding 21 days are required to undergo a mandatory
21-day
quarantine upon entry into Macau from the PRC, Taiwan or Hong Kong. Foreigners continue to be unable to enter Macau, except if they have been in the PRC in the preceding 21 days and are eligible for an exemption application. Despite these developments, the Company’s operations continue to be impacted by significant travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and certain provinces in the PRC on visitors traveling to and from Macau, and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments
unfold.
In the Philippines, City of Dreams Manila was closed due to the Enhanced Community Quarantine for the entire island of Luzon including Metro Manila, which began on March 16, 2020. However, since June 19, 2020, as permitted by the Philippine Amusement and Gaming Corporation (“PAGCOR”), City of Dreams Manila has conducted a dry run of its gaming and hospitality operations with a limited number of participants strictly adhering to the new guidelines on social distancing, hygiene and sanitation procedures imposed by the Philippine government. On August 3, 2020, a Modified Enhanced Community Quarantine was re-imposed in Metro Manila due to the rising number of
COVID-19
cases and the dry run was halted for more than two weeks. On August 19, 2020, Metro Manila was placed under a General Community Quarantine and City of Dreams Manila was allowed to resume its dry run previously started in June 2020. On August 24, 2020, the Philippine government allowed PAGCOR-licensed casinos in areas covered by the General Community Quarantine to operate at limited operational capacity. The General Community Quarantine in Metro Manila was originally extended to until March 31, 2021. However, on March 27, 2021, the Philippine government re-imposed the Enhanced Community Quarantine over Metro Manila and adjacent provinces from March 29, 2021 to April 4, 2021 to stem the recent surge of COVID-19 cases. City of Dreams Manila was temporarily closed beginning on March 29, 2021, and will remain closed for the duration of the Enhanced Community Quarantine Period.
In Cyprus, as instructed by the government, the casino operations were closed with effect from March 16, 2020 and resumed on June 13, 2020 except for the satellite casino in Larnaca which was expected to be reopened once it moved to a new location. Commencing from October 23, 2020, the cities of Limassol and Paphos were subject to curfews and from November 5, 2020, the curfew was extended throughout the rest of Cyprus. As a result, the operations in Cyprus are required to be closed during those hours while the curfew remains in place. On November 12, 2020, as part of the regional lockdown, the casino operations in Limassol and Paphos were suspended and from November 30, 2020, in an effort to prevent the spread of
COVID-19,
the Cyprus government announced a measure which included the closure of the casino operations in Cyprus. The operations in Cyprus are currently closed and will remain closed while such measures remain in place.
The COVID-19 outbreak has also impacted on the construction schedules of the remaining development project at Studio City and the City of Dreams Mediterranean project in Cyprus. The Company currently expects additional time will be needed to complete the construction of these projects.

F-1
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 - continued

The
COVID-19
outbreak and the related events have also caused severe disruptions to the Company’s resort tenants and other business partners, which may increase the risk of these entities defaulting on their contractual obligations with the Company.
The disruptions to the Company’s business had material adverse effects on its financial condition and operations for the year ended December 31, 2020. As the disruptions are ongoing, such adverse effects have continued beyond the 2020 year and the Company is unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition due to uncertainties surrounding the business recovery from such disruptions, successful development of safe and effective vaccines and treatment of
COVID-19,
travel restrictions, customer sentiment and other events related to the
COVID-19
outbreak.
As of December 31, 2020, the Company had cash and cash equivalents, of $1,755,351 and available borrowing capacity of $1,744,637, subject to the satisfaction of certain conditions precedent.
The Company has taken various mitigating measures to manage through the current
COVID-19
outbreak challenges, such as implementing cost reduction programs to minimize cash outflows for non-essential
items, rationalizing the Company’s capital expenditure programs with deferrals and reductions, refinancing certain existing borrowings and raising additional capital through new senior note offerings.
The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months from the date of these consolidated financial statements.

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
The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

(c)	Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The Company estimated the fair values using appropriate valuation methodologies and market information available as of the balance sheet date.

F-1
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
Investment securities are measured at fair value with changes in fair values recognized through net income in the accompanying consolidated statements of operations.

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
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to its gaming promoters in Macau and the Philippines, which receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and for which the Company intends to set off when required. As of December 31, 2020 and 2019, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
Accounts receivable, including casino, hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of customer accounts with a balance over a specified

F-1
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Accounts Receivable and Credit Risk - continued

dollar amount, based upon the age of the account, the customer’s financial condition as well as management’s experience with collection trends of the customers, current economic and business conditions, and management’s expectations of future economic and business conditions and forecasts.
Management believes that as of December 31, 2020 and 2019, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

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
During the construction and development stage of the Company’s integrated resort facilities, direct and incremental costs related to the design and construction, including costs under the construction contracts, duties and tariffs, equipment installation, shipping costs, payroll and payroll-benefit related costs, applicable portions of interest, including amortization of deferred financing costs, are capitalized in property and equipment. The capitalization of such costs begins when the construction and development of a project starts and ceases once the construction is substantially completed or development activity is substantially suspended.
Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened.
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
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital

F-
20

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Capitalized Interest - continued

expenditures for assets under construction during the year. Total interest expenses incurred amounted to $352,673, $310,102 and $285,947, of which 11,834, nil and $21,067 were capitalized during the years ended December 31, 2020, 2019 and 2018, respectively.

(k)	Gaming Subconcession
The deemed cost of the gaming subconcession in Macau was capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco and the holder of the gaming subconcession in Macau, in 2006, and amortized over the term of agreement which is due to expire in June 2022 on a straight-line basis.

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
Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible assets consist of the gaming subconcession, internal-use
software and proprietary rights. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. The Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.
When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company may first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Company then performs a quantitative impairment test. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. On January 1, 2020, the Company adopted the accounting standards update on goodwill impairment test on a prospective basis. To perform a quantitative impairment test of goodwill, the Company performs an

F-
2
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(m)	Goodwill and Intangible Assets - continued

assessment that consists of a compari
s
on of the carrying value of a reporting unit with its fair value. The fair values of the reporting units were determined using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting units involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.
During the year ended December 31, 2020,
an
impairment loss of $13,867 was recognized against goodwill of the
Japan Ski Resort as described in Note 25
as
a result of
a
significant decline in profits due in large part to the
COVID-19
pandemic.
No
impairment losses
were
recognized during the years

ended Dec
e
mber 31, 2019 and 2018
.

(n)	Impairment of Long-lived Assets (Other Than Goodwill)
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.
During the years ended December 31, 2020, 2019 and 2018, impairment losses of $8,127, $9,590 and nil were recognized, mainly due to reconfigurations and renovations at the Company’s operating properties, and of which $6,293 was provided for the year ended December 31, 2019 for a parcel of freehold land due to a significant decrease in its market value as of December 31, 2019. The fair value of the freehold land was calculated by using level 3 inputs based on direct comparison method. The impairment losses are included in property charges and other in the accompanying consolidated statements of operations. As a result of the COVID-19 pandemic as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2020 and concluded no impairment existed at that date as the estimated undiscounted future cash flows exceeded their carrying values
.

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

F-2
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(q)	Leases
On January 1, 2019, the Company adopted the guidance on leases under the accounting standards update (as subsequently amended) issued in February 2016 by the Financial Accounting Standards Board (“FASB”), which amends various aspects of existing accounting guidance for leases, using the modified retrospective method without restating comparative information.
The Company elected the package of practical expedients, which allows the Company not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date; and (3) initial direct costs for any existing leases as of the adoption date. As a result of adoption, the Company recognized $154,459 of operating lease right-of-use
assets (including the reclassification of deferred rent assets, prepaid rent, deferred rent liabilities and accrued rent to operating lease right-of-use
assets) and $170,833 of operating lease liabilities as of January 1, 2019. The adoption of this guidance did not have a material impact on net income or cash flows.
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
non-lease
components are accounted for separately.

(r)	Revenue Recognition
On January 1, 2018, the Company adopted the guidance under the accounting standards update (as subsequently amended) issued in May 2014 by the FASB, which outlined a single comprehensive model for entities to use in accounting for revenues arising from contracts with customers and superseded most current revenue recognition guidance, including industry-specific guidance (“New Revenue Standard”), using the modified retrospective method. The cumulative effect of the adoption of this guidance did not have a material impact on the accumulated losses as of January 1, 2018. In addition, the adoption of this guidance did not have a material impact on net income, comprehensive

F-2
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

F-2
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
The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips and tokens, which represent the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentives earned from the Loyalty Programs, and (3) advance customer deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned or deposited and are recorded as accrued expenses and other current liabilities on the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips and tokens held by customers, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers.
The following table summarizes the activities related to contract and contract-related liabilities:

	December 31, 2020	December 31, 2019	Increase/ (Decrease)	December 31, 2019	December 31, 2018	Increase/ (Decrease)
Outstanding gaming chips and tokens	$205,780	$473,330	$(267,550)	$473,330	$638,702	$(165,372)
Loyalty program liabilities	29,175	39,591	(10,416)	39,591	46,729	(7,138)
Advance customer deposits and ticket sales	277,867	255,884	21,983	255,884	386,869	(130,985)

	$512,822	$768,805	$(255,983)	$768,805	$1,072,300	$(303,495)

F-2
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Gaming Taxes and License Fees
The Company is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees are mainly recognized as casino expense in the accompanying consolidated statements of operations. These taxes and license fees totaled $754,733, $2,550,755 and $2,372,144 for the years ended December 31, 2020, 2019 and 2018, respectively.

(t)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2020, 2019 and 2018, the Company incurred pre-opening
costs primarily in connection with the development of further expansions to City of Dreams, Studio City and Cyprus Operations. The Company also incurs pre-opening
costs on other
one-off
activities related to the marketing of new facilities and operations.

(u)	Development Costs
Development costs include the costs associated with the Company’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(v)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $34,061, $89,376 and $111,633 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

(x)	Comprehensive (Loss) Income and Accumulated Other Comprehensive Losses
Comprehensive (loss) income includes net (loss) income and all other non-shareholder
changes in equity, or other comprehensive income (loss) and is reported in the accompanying consolidated statements of comprehensive (loss) income.
As of December 31, 2020 and 2019, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and noncontrolling interests.

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
Further information on the Company’s share-based compensation arrangements is included in Note 17.

(z)	Income Tax
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

(aa)	Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited Per Share
Basic net (loss) income attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net (loss) income attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year.
Diluted net (loss) income attributable to Melco Resorts & Entertainment Limited per share is calculated by dividing the net (loss) income attributable to Melco Resorts & Entertainment Limited by the weighted average number of ordinary shares outstanding during the year adjusted to include the potentially dilutive effect of outstanding share-based awards.

F-2
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(aa)	Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited Per Share - continued

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net (loss) income attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2020	2019	2018
Weighted average number of ordinary shares outstanding used in the calculation of basic net (loss) income attributable to Melco Resorts & Entertainment Limited per share	1,432,052,735	1,436,569,083	1,506,551,789

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	—	6,878,339	9,858,273

Weighted average number of ordinary shares outstanding used in the calculation of diluted net (loss) income attributable to Melco Resorts & Entertainment Limited per share	1,432,052,735	1,443,447,422	1,516,410,062

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net (loss) income attributable to Melco Resorts & Entertainment Limited per share	40,618,693	8,053,109	7,200,837

(ab)	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncements
In June 2016, the FASB issued an accounting standards update which replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is applied using a modified retrospective approach through a cumulative-effect adjustment to retained earnings as of the effective date. The Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on its consolidated financial statements.
In January 2017, the FASB issued an accounting standards update when performing the impairment analysis for goodwill which eliminates step two from the goodwill impairment test and instead requires an entity to recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit. Accordingly, the adoption of this guidance would only impact the Company’s consolidated financial statements in situations where an impairment of a reporting unit’s assets is determined and there is a measurement of the impairment charge. The Company adopted this new guidance on January 1, 2020 on a prospective basis and applied the guidance for its goodwill impairment test during the year ended December 31, 2020.

F-2
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Recent Changes in Accounting Standards - continued
Newly Adopted Accounting Pronouncements
 - continued

In August 2018, the FASB issued an accounting standards update which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use
software (and hosting arrangements that include an
internal-use
software license). The accounting for the service element of a hosting arrangement that is a service contract is not affected by this new guidance. The guidance is applied prospectively. The Company adopted this new guidance on January 1, 2020 and this adoption did not have a material impact on its consolidated financial statements.
Recent Accounting Pronouncement Not Yet Adopted
In December 2019, the FASB issued an accounting standards update which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification 740,
Income Taxes
, in order to reduce cost and complexity of its application. This guidance is effective for interim and fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2020	2019
Cash and cash equivalents	$1,755,351	$1,394,982
Current portion of restricted cash	13	37,390
Non-current portion of restricted cash	406	130

Total cash, cash equivalents and restricted cash	$1,755,770	$1,432,502

4.	INVESTMENT SECURITIES
On May 30, 2019, Melco executed a definitive purchase agreement, as amended on August 28, 2019 (collectively, the “Share Sale Agreement”) pursuant to which Melco agreed to, through its subsidiary, acquire and an independent third party, CPH Crown Holdings Pty Limited (“CPH”), agreed to sell, an aggregate of 135,350,000 shares of Crown Resorts Limited (“Crown”), an Australian-listed corporation, representing approximately 19.99% of the issued shares of Crown, in two equal tranches at Australian dollars (“AUD”) 13.00 per share. On June 6, 2019, the Company completed the acquisition of the first tranche of approximately 9.99% issued shares of Crown and recognized non-current
investment securities of

AUD880,639,927 (equivalent to
$618,455
)
(including transaction costs).
As of December 31, 2019, the investment securities represented investments in marketable equity securities, which comprised investments in mutual funds that mainly invest in bonds and fixed interest securities of $49,369 and investments in 9.99% issued shares of

Crown

of

AUD812,776,750 (equivalent to
$568,936
)
.

F-2
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

4.	INVESTMENT SECURITIES - continued

On February 6, 2020, the Company agreed with CPH to terminate the obligation to purchase the second tranche of approximately 9.99% issued shares of Crown as contemplated under the Share Sale Agreement at no consideration.
On April 29, 2020, the Company disposed of the first tranche of approximately 9.99% issued shares of Crown at AUD8.15 per share to an independent third party. The aggregate consideration was AUD551,551,250 (equivalent to $359,060). Upon completion of this disposal, the Company ceased to be a shareholder of Crown.
During the year ended December 31, 2020, the Company disposed of all of its investments in mutual funds that were mainly invested in bonds and fixed interest securities.
The components of (losses) gains on marketable equity securities were as follows

	Year Ended December 31,
	2020	2019	2018
Net losses recognized on market equity securities	$(165,440)	$(41,737)	$(111)
Less: Net losses (gains) recognized on marketable equity securities sold during the year	165,440	(3,085)	1,345

Unrealized (losses) gains recognized on marketable equity securities still held at the reporting date	$—	$(44,822)	$1,234

5.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2020	2019
Casino	$460,863	$538,911
Hotel	1,011	4,369
Other	1,537	2,949

Sub-total	463,411	546,229
Less: allowances for credit losses (1)	(333,792)	(258,019)

	129,619	288,210
Non-current portion	—	(3,877)

Current portion	$129,619	$284,333

Note
(1)
As of December 31, 2020 and 2019, the allowances for credit losses of $16,517 and $25,026 are recorded as a reduction of the long-term casino accounts receivables, which are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 72.2% and 47.7% of gross casino accounts receivables as of December 31, 2020 and 2019, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.

F-
30

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET - continued

Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2020	2019	2018
Balance at beginning of year	$258,019	$228,344	$234,485
Provision (reversal) for credit losses	131,845	32,888	(2,479)
Write-offs	(57,868)	(4,460)	(2,115)
Effect of exchange rate	1,796	1,247	(1,547)

Balance at end of year	$333,792	$258,019	$228,344

6.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost
Buildings	$6,326,744	$6,288,083
Furniture, fixtures and equipment	1,065,280	1,071,341
Leasehold improvements	1,175,678	1,049,332
Plant and gaming machinery	276,499	265,856
Transportation	219,646	218,952
Construction in progress	399,041	143,330
Freehold land	86,603	77,876

Sub-total	9,549,491	9,114,770
Less: accumulated depreciation and amortization	(3,868,223)	(3,390,861)

Property and equipment, net	$5,681,268	$5,723,909

As of December 31, 2020 and 2019, construction in progress
,
mainly in relation to Studio City and Cyprus Operations
,
included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $46,277 and $21,774, respectively.
The cost and accumulated depreciation and amortization of
right-of-use
assets held under finance lease arrangements were $246,638 and $80,565 as of December 31, 2020 and $233,503 and $63,758 as of December 31, 2019, respectively. Further information on
 the lease arrangements is included in Note 13.

7.	GAMING SUBCONCESSION, NET

	December 31,
	2020	2019
Deemed cost	$903,160	$898,959
Less: accumulated amortization	(818,497)	(757,519)

Gaming subconcession, net	$84,663	$141,440

The Company expects that amortization of the gaming subconcession will be approximately $57,439 in 2021 and approximately $27,224 in 2022.

F-
31

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

8.	GOODWILL AND INTANGIBLE ASSETS, NET
(a) Goodwill
The changes in the carrying amounts of goodwill by segment are as follows:

	Mocha Clubs (1)	Corporate and Other (2)	Total
Balance at January 1, 2018	$81,915	$—	$81,915
Foreign currency translations	(539)	—	(539)

Balance at December 31, 2018	81,376	—	81,376
Acquisition	—	13,731	13,731
Foreign currency translations	444	69	513

Balance at December 31, 2019	81,820	13,800	95,620
Impairment	—	(13,867)	(13,867)
Foreign currency translations	383	67	450

Balance at December 31, 2020	$82,203	$—	$82,203

Notes
(1)	The amount represents goodwill which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006.
(2)
The amount represents
goodwill which
arose from the acquisition of Japan Ski Resort in 2009 as described in Note 25. As of December 31, 2020, the gross amount of goodwill and accumulated impairment losses were $13,864 and $13,864, respectively.

(b) Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2020	2019
Indefinite-lived intangible assets:
Trademarks of Mocha Clubs	$4,235	$4,215

Total indefinite-lived intangible assets	4,235	4,215

Finite-lived intangible assets:
Internal-use software	51,882	30,353
Less: accumulated amortization	(9,110)	(2,940)

	42,772	27,413

Proprietary rights	12,013	—
Less: accumulated amortization	(187)	—

	11,826	—

Total finite-lived intangible assets	54,598	27,413

Total intangible assets, net	$58,833	$31,628

F-3
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

8.	GOODWILL AND INTANGIBLE ASSETS, NET - continued
(b) Intangible Assets, Net
 - continued

Trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006. The changes in carrying amounts of trademarks represented the exchange differences arising from foreign currency translations at the balance sheet date.
In November 2020, the Company completed an asset acquisition of the proprietary rights relating to an entertainment show in City of Dreams for a cash consideration of $
12,000
. The estimated useful life of the proprietary rights is
10
 years. The carrying amount of the proprietary rights included the exchange differences arising from foreign currency translations at the balance sheet date.
The amortization expenses of finite-lived intangible assets (other than gaming subconcession) recognized for the years ended December 31, 2020, 2019 and 2018 were $6,342, $2,232 and $697, respectively.
As of December 31, 2020, the estimated future amortization expenses of finite-lived intangible assets (other than gaming subconcession) are as follows:

Year ending December 31, 2021	$10,825
2022	9,984
2023	6,904
2024	3,167
2025	3,166
Over 2025	20,552

$54,598

9.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2020	2019
Entertainment production costs	$68,804	$76,795
Less: accumulated amortization	(68,804)	(72,230)

Entertainment production costs, net	—	4,565
Advance payments for construction costs	59,564	32,911
Other long-term assets and other	58,209	53,177
Long-term prepayments	49,648	408
Deferred financing costs, net	44,033	885
Deferred rent assets	34,311	37,835
Other deposits	13,984	16,709
Input value-added tax, net	13,172	12,469
Deposits for acquisition of property and equipment	11,687	13,642
Long-term casino accounts receivables, net of allowances for credit losses of $16,517 and $25,026	—	3,877

Long-term prepayments, deposits and other assets	$284,608	$176,478

F-3
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

9.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS - continued

Entertainment production costs represent amounts incurred and capitalized for entertainment shows in City of Dreams. The Company amortized the entertainment production costs over 10 years or the respective estimated useful lives of the entertainment shows, whichever is shorter.
Input value-added tax, net represents the value-added tax expected to be recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. Certain input value-added tax incurred on purchase of assets of $8,648 was considered non-refundable and, therefore, recognized as property and equipment for the year ended December 31, 2019. During the years ended December 31, 2020, 2019 and 2018, provisions for input value-added tax expected to be non-recoverable
amounting to $5,786, $3,733 and $4,095, respectively, were recognized in the accompanying consolidated statements of operations.
Long-term casino accounts receivables, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

10.	LAND USE RIGHTS, NET

	December 31,
	2020	2019
Altira Macau	$146,989	$146,306
City of Dreams	400,981	399,115
Studio City	655,858	652,807

	1,203,828	1,198,228
Less: accumulated amortization	(482,254)	(457,220)

Land use rights, net	$721,574	$741,008

11.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2020	2019
Advance customer deposits and ticket sales	$277,867	$255,884
Outstanding gaming chips and tokens	205,780	473,330
Staff cost accruals	99,612	169,622
Interest expenses payable	96,491	49,298
Gaming tax and license fee accruals	87,321	217,773
Operating expense and other accruals and liabilities	73,177	117,338
Construction cost payables	57,200	28,583
Property and equipment payables	48,769	69,097
Loyalty program liabilities	29,175	39,591
Dividends payable	8,473	—

	$983,865	$1,420,516

F-3
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2020	2019
Senior Notes
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $16,583 and $19,827, respectively)	$983,417	$980,173
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $4,529 and $5,948, respectively)	495,471	494,052
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $5,686 and $7,298, respectively)	594,314	592,702
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs of $7,991 and $8,992, respectively)	892,009	891,008
2020 5.750% Senior Notes, due 2028 (net of unamortized deferred financing costs and original issue premiums of $4,519)	845,481	—
2019 7.250% Studio City Notes, due 2024 (net of unamortized deferred financing costs of $6,165 and $7,829, respectively)	593,835	592,171
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $4,566)	495,434	—
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $4,738)	495,262	—
2016 7.250% SC Secured Notes, due 2021 (net of unamortized deferred financing costs of $7,211)	—	842,789

Credit Facilities
2015 Credit Facilities (net of unamortized deferred financing costs of nil and $42, respectively) (1)	129	1,108
2020 Credit Facilities (2)	249,910	—
2016 Studio City Credit Facilities (3)	129	128

	5,645,391	4,394,131
Current portion of long-term debt (net of unamortized deferred financing costs of $5)	—	(146)

	$5,645,391	$4,393,985

Notes
(1)
As of December 31, 2020 and 2019, the unamortized deferred financing costs related to the 2015 Revolving Credit Facility of the 2015 Credit Facilities of nil

and $3,097

are included in prepaid expenses and other current assets in the accompanying consolidated balance sheets, respectively.

(2)
As of December 31, 2020, the unamortized deferred financing costs related to the revolving credit facility of the 2020 Credit Facilities of $43,593 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheet.

(3)
As of December 31, 2020 and 2019, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $440

and $885

are included in long-term prepayments, deposits and other assets, in the accompanying consolidated balance sheets, respectively.

F-3
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued

(a) Senior Notes
2017 4.875% Senior Notes
On June 6, 2017, Melco Resorts Finance Limited (“Melco Resorts Finance”), a subsidiary of Melco, issued $650,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100% of the principal amount (the “First 2017 4.875% Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100.75% of the principal amount (the “Second 2017 4.875% Senior Notes” and together with the First 2017 4.875% Senior Notes, collectively referred to as the “2017 4.875% Senior Notes”). The interest on the 2017 4.875% Senior Notes is accrued at a rate of 4.875% per annum and is payable semi-annually in arrears on June 6 and December 6 of each year. The 2017 4.875% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and all of the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2017 4.875% Senior Notes were used to partly fund the redemption of the previous senior notes of Melco Resorts Finance and the net proceeds from the offering of the Second 2017 4.875% Senior Notes were used to repay the 2015 Revolving Credit Facility (as described below).
Melco Resorts Finance had the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35% of the 2017 4.875% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2017 4.875% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 4.875% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 4.875% Senior Notes at a fixed redemption price.
The indenture governing the 2017 4.875% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2017 4.875% Senior Notes also contains conditions and events of default customary for such financings.
2019 5.250% Senior Notes
On April 26, 2019, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.250% senior notes due

April 26, 2026 at an issue price of 100% of the principal amount (the “2019 5.250% Senior Notes”). The interest on the 2019 5.250% Senior Notes is accrued at a rate of 5.250% per annum, payable semi-annually in arrears on April 26 and October 26 of each year, and commenced on October 26, 2019. The 2019 5.250% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively

F-3
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2019 5.250% Senior Notes
 - continued

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
2019 5.625% Senior Notes
On July 17, 2019, Melco Resorts Finance issued $600,000 in aggregate principal amount of 5.625% senior notes due

July 17, 2027 at an issue price of 100% of the principal amount (the “2019 5.625% Senior Notes”). The interest on the 2019
5.625
% Senior Notes is accrued at a rate of 5.625% per annum, payable semi-annually in arrears on January 17 and July 17 of each year, and commenced on January 17, 2020. The 2019 5.625% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.625% Senior Notes were used to partially repay the 2015 Revolving Credit Facility in July 2019.
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

F-3
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2019 5.625% Senior Notes
 - continued

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
2019 5.375% Senior Notes
On December 4, 2019, Melco Resorts Finance issued $900,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 100% of the principal amount (the “2019 5.375% Senior Notes”). The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year, and commenced on June 4, 2020. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015 Term Loan Facility (as described below) in December 2019.
Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time prior to December 4, 2024 at a “make-whole” redemption price. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.375% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.375% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.375% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.375% Senior Notes at a fixed redemption price.
The indenture governing the 2019 5.375% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.375% Senior Notes also contains conditions and events of default customary for such financings.

F-3
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued

2020 5.750% Senior Notes
On July 21, 2020, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 100% of the principal amount (the “First 2020 5.750% Senior Notes”); and on August 11, 2020, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Second 2020 5.750% Senior Notes”). The Second 2020 5.750% Senior Notes are consolidated and form a single series with the First 2020 5.750% Senior Notes (the “2020 5.750% Senior Notes”). The interest on the 2020 5.750% Senior Notes is accrued at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year, and commenced on January 21, 2021. The 2020 5.750% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2020 5.750% Senior Notes were partially used to repay the 2020 Credit Facilities (as described below) in July 2020 and with the remaining amount used for general corporate purposes.
Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time prior to July 21, 2023 at a “make-whole” redemption price. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2020 5.750% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2020 5.750% Senior Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2020 5.750% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2020 5.750% Senior Notes at a fixed redemption price.
The indenture governing the 2020 5.750% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2020 5.750% Senior Notes also contains conditions and events of default customary for such financings.
2019 7.250% Studio City Notes
On February 11, 2019, Studio City Finance Limited (“Studio City Finance”), a majority-owned subsidiary of Melco, issued $600,000 in aggregate principal amount of 7.250% senior notes which would have been due on February 11, 2024 at an issue price of 100% of the principal amount (the “2019 7.250% Studio City Notes”). The interest on the 2019 7.250% Studio City Notes was accrued at a rate of 7.250% per annum, payable semi-annually in arrears on February 11 and August 11 of each year, and commenced on August 11, 2019. The 2019 7.250% Studio City Notes were general obligations of Studio City Finance, ranked equally in right of payment to all existing and future senior indebtedness of Studio City Finance, ranked senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and were

F-3
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2019 7.250% Studio City Notes
 - continued

effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2019 7.250% Studio City Notes were used to partially fund the conditional tender offer and the remaining outstanding balance with accrued interest of the previous senior notes of Studio City Finance in March 2019 and with the remaining amount used for general corporate purposes.
As of February 17, 2021, no

amount of the 2019 7.250% Studio City Notes remained outstanding following the conditional tender offer in January 2021 as disclosed in Note 27(a) and the redemption of the remaining outstanding amount in February 2021 as disclosed in Note 27(b).
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provided guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as described below) (the “2019 7.250% Studio City Notes Guarantors”) jointly, severally and unconditionally guaranteed the 2019 7.250% Studio City Notes on a senior basis (the “2019 7.250% Studio City Notes Guarantees”). The 2019 7.250% Studio City Notes Guarantees were general obligations of the 2019 7.250% Studio City Notes Guarantors, ranked equally in right of payment to all existing and future senior indebtedness of the 2019 7.250% Studio City Notes Guarantors and ranked senior in right of payment to any existing and future subordinated indebtedness of the 2019 7.250% Studio City Notes Guarantors. The 2019 7.250% Studio City Notes Guarantees were effectively subordinated to the 2019 7.250% Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to February 11, 2021, Studio City Finance had the options i) to redeem all or a portion of the 2019 7.250% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2019 7.250% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance had the option to redeem all or a portion of the 2019 7.250% Studio City Notes at any time at fixed redemption prices that declined ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2019 7.250% Studio City Notes, Studio City Finance also had the option to redeem in whole, but not in part the 2019 7.250% Studio City Notes at fixed redemption prices. In certain events that related to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2019 7.250% Studio City Notes, each holder of the 2019 7.250% Studio City Notes would have the right to require Studio City Finance to repurchase all or any part of such holder’s 2019 7.250% Studio City Notes at a fixed redemption price.
The indenture governing the 2019 7.250% Studio City Notes contained certain covenants that, subject to certain exceptions and conditions, limited the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2019 7.250% Studio City Notes also contained conditions and events of default customary for such financings.

F-
40

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2019 7.250% Studio City Notes
 - continued

There were provisions under the indenture governing the 2019 7.250% Studio City Notes that limited or prohibited certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who were not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2020, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,288,000 were restricted from being distributed under the terms of the 2019 7.250% Studio City Notes.
2020 Studio City Notes
On July 15, 2020, Studio City Finance issued $500,000 in aggregate principal amount of 6.000% senior notes due July 15, 2025 at an issue price of 100% of the principal amount (the “2020 6.000% SC Notes”) and $500,000 in aggregate principal amount of 6.500% senior notes due January 15, 2028 at an issue price of 100% of the principal amount (the “2020 6.500% SC Notes” and together with 2020 6.000% SC Notes, the “2020 Studio City Notes”). The interest on the 2020 6.000% SC Notes and 2020 6.500% SC Notes is accrued at a rate of 6.000% and 6.500% per annum, respectively, payable semi-annually in arrears on January 15 and July 15 of each year, and commenced on January 15, 2021. The 2020 Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2020 Studio City Notes were partially used to redeem in full the 2016 7.250% SC Secured Notes (as described below) with accrued interest and redemption premium in August 2020 and with the remaining amount used for the capital expenditures of the remaining development project for Studio City.
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2020 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2020 Studio City Notes on a senior basis (the “2020 Studio City Notes Guarantees”). The 2020 Studio City Notes Guarantees are general obligations of the 2020 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2020 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2020 Studio City Notes Guarantors. The 2020 Studio City Notes Guarantees are effectively subordinated to the 2020 Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to July 15, 2022, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.000% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.000% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to July 15, 2023, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.500% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.500% SC Notes with the net cash proceeds of

F-
41

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2020 Studio City Notes
 - continued

certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, each holder of the 2020 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.
The indenture governing the 2020 Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2020 Studio City Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2020 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2020, the net assets of Studio City Finance and its restricted subsidiaries of approximately $1,288,000 were restricted from being distributed under the terms of the 2020 Studio City Notes.
2016 7.250% SC Secured Notes
On November 30, 2016, Studio City Company Limited (“Studio City Company”), a majority-owned subsidiary of Melco, issued $850,000 in aggregate principal amount of 7.250% senior secured notes due November 30, 2021 at an issue price of 100% of the principal amount (the “2016 7.250% SC Secured Notes”). The net proceeds from the offering of the 2016 7.250% SC Secured Notes were used to partially repay the Studio City Borrower’s prior senior secured credit facilities (as described below).
The interest on the 2016 7.250% SC Secured Notes was accrued at a rate of 7.250% per annum and was payable semi-annually in arrears. On August 14, 2020, Studio City Company used a portion of the net proceeds from the offering of the 2020 Studio City Notes to redeem in full the 2016 7.250% SC Secured Notes, together with accrued interest and redemption premium. In connection with the redemption of the 2016 7.250% SC Secured Notes, the Company recorded a loss on extinguishment of debt of $18,716 during the year ended December 31, 2020.
(b) Credit Facilities
2015 Credit Facilities
On June 29, 2015, Melco Resorts Macau (the “Borrower”) amended and restated the Borrower’s prior senior secured credit facilities agreement from 9,362,160,000 Hong Kong dollars (“HK$”) (equivalent to $1,203,362)

F-4
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2015 Credit Facilities
 - continued

to a HK$13,650,000,000 (equivalent to $1,750,000) senior secured credit facilities agreement (the “2015 Credit Facilities”), comprising a HK$3,900,000,000 (equivalent to $500,000) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”).
In December 2019, the Company partially prepaid an outstanding principal amount of HK$2,750,000,000 (equivalent to $353,062) of the 2015 Term Loan Facility, together with accrued interest and associated costs, with a portion of the net proceeds from the offering of the 2019 5.375% Senior Notes. In connection with this prepayment, the Company recorded a loss on extinguishment of debt of $2,612 during the year ended December 31, 2019.
Before the signing and effective of the Waiver Letter (as described below), the maturity date of the 2015 Credit Facilities was: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The 2015 Term Loan Facility was repayable in quarterly instalments according to an amortisation schedule. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. Borrowings under the 2015 Credit Facilities bore interest at Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group. The Borrower might select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period.
On May 6, 2020, MCO Nominee One Limited (“MCO Nominee One”), a subsidiary of Melco, drew down HK$2,730,000,000 (equivalent to $352,189) of the revolving credit facility under the 2020 Credit Facilities (as described below) and, on May 7, 2020, the Company used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK$1,000,000 (equivalent to $129) which remained outstanding under the 2015 Term Loan Facility. Following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, on May 7, 2020, all other commitments under the 2015 Term Loan Facility and a part of the commitments under the 2015 Revolving Credit Facility were cancelled. Post-cancellation, the available commitments under the 2015 Revolving Credit Facility were HK$1,000,000 (equivalent to $129), collateralized by cash of HK$2,130,000 (equivalent to $275). The Company recorded a loss on extinguishment of debt of $1,236 and a cost associated with debt modification of $310 during the year ended December 31, 2020 in connection with this repayment and a part of the 2015 Revolving Credit Facility commitment cancellation.
Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to the Borrower dated April 29, 2020 (the “Waiver Letter”). The Waiver Letter became effective on May 7, 2020. Pursuant to the terms of the Waiver Letter, BOC Macau agreed, among other things, to relax the Borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) to extend the maturity date of the 2015 Credit Facilities to June 24, 2022; (ii) the repayment term of the 2015

F-4
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2015 Credit Facilities
 - continued

Term Loan Facility; (iii) interest rate of the borrowings change to HIBOR plus a margin of 1% per annum; (iv) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions, (v) the requirement to make substantially all of the representations, and (vi) certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.
As of December 31, 2020, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility was HK$1,000,000 (equivalent to $129) and nil, respectively, and the available borrowing capacity under 2015 Revolving Credit Facility was HK$1,000,000 (equivalent to $129).
The indebtedness under the 2015 Credit Facilities is guaranteed by the borrowing group which includes the Borrower and certain of its subsidiaries as defined under the 2015 Credit Facilities (the “2015 Borrowing Group”). Security for the 2015 Credit Facilities includes: a first-priority interest in substantially all assets of the 2015 Borrowing Group, the issued share capital and equity interests and certain buildings, fixtures and equipment of the 2015 Borrowing Group and certain other excluded assets and customary security.
With effect from May 7, 2020, the provisions that limited certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who were not members of the 2015 Borrowing Group was waived pursuant to the terms of the Waiver Letter.
The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of $1,512, $2,322 and $3,870 during the years ended December 2020, 2019 and 2018, respectively.
2020 Credit Facilities
On April 29, 2020, MCO Nominee One entered into a senior credit facilities agreement with a syndicate of banks (the “2020 Credit Facilities”) for a HK$14,850,000,000 (equivalent to $1,915,947) revolving credit facility with a term of five years. The maturity date of the 2020 Credit Facilities is April 29, 2025. Each loan made under the 2020 Credit Facilities is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. MCO Nominee One is also subject to mandatory prepayment requirements in respect of various amounts as specified in the 2020 Credit Facilities. In the event of a change of control or if Melco Resorts Macau’s subconcession contract or land concessions are terminated or otherwise expire on its terms, MCO Nominee One may be required, at the election of any lender under the 2020 Credit Facilities, to repay such lender in full.
The indebtedness under the 2020 Credit Facilities is guaranteed by Melco Resorts Macau and MCO Investments Limited (“MCO Investments”), a subsidiary of Melco. The 2020 Credit Facilities are unsecured.
The 2020 Credit Facilities contain certain covenants customary for such financings including, but not limited to, limitations on, except as permitted (i) incurring additional liens; (ii) incurring additional indebtedness (including guarantees); (iii) the disposal of certain key assets; and (iv) carrying on businesses which are not the permitted business activities of MCO Investments and its subsidiaries. The 2020 Credit Facilities also contain conditions and events of default customary for such financings and the financial covenants including a leverage ratio, total leverage ratio and interest cover ratio.

F-4
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2020 Credit Facilities
 - continued

Borrowings under the 2020 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities ranging from one to six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the 2020 Credit Facilities and recognized loan commitment fees of $6,022 during the year ended December 31, 2020.
On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to waive certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities, in each case in respect of the relevant periods ended or ending on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.
As of December 31, 2020, the outstanding principal amount of the 2020 Credit Facilities was HK$1,937,500,000 (equivalent to $249,910), and the available borrowing capacity under the 2020 Credit Facilities was HK$12,912,500,000 (equivalent to $1,665,532).
On January 27, 2021, the Company repaid the outstanding principal amount of the 2020 Credit Facilities of

HK$1,937,500,000 (equivalent to $249,887) in full with the net proceed from the issuance of the Additional 2019 5.375% Senior Notes as disclosed in Note 27(c).
2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”), a majority-owned subsidiary of Melco, amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to a HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2020, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000,000 (equivalent to $129) and nil
, respectively, and the available borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000,000 (equivalent to $30,054).
The 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility which would have matured on November 30, 2021 were extended to January 15, 2028 as disclosed in Note 27(d). The 2016 SC Term Loan Facility has to be repaid at maturity with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s maturity date. The 2016 SC Term Loan Facility is collateralized by cash of HK$1,012,500 (equivalent to $131). The Studio City Borrower is subject to mandatory prepayment requirements in respect of various amounts of the 2016 SC Revolving Credit Facility as specified in the 2016 Studio City Credit Facilities; in the event of the disposal of all or substantially all of the business and assets of the Studio City borrowing group which includes the Studio City Borrower and certain of its subsidiaries as defined under the 2016 Studio City Credit Facilities (the “2016 Studio City Borrowing Group”), the 2016
Studio City Credit

F-4
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2016 Studio City Credit Facilities
 - continued

Facilities are required to be repaid in full. In the event of a change of control, the Studio City Borrower may be required, at the election of any lender under the 2016 Studio City Credit Facilities, to repay such lender in full (other than the principal amount of the 2016 SC Term Loan Facility).
The indebtedness under the 2016 Studio City Credit Facilities is guaranteed by Studio City Investments Limited (“Studio City Investments”), a majority-owned subsidiary of Melco, and its subsidiaries (other than the Studio City Borrower). Security for the 2016 Studio City Credit Facilities includes a first-priority mortgage over any rights under the land concession contract of Studio City and an assignment of certain leases or rights to use agreements; as well as other customary security. The 2016 Studio City Credit Facilities contain certain affirmative and negative covenants customary for such financings. Certain specified bank accounts of Melco Resorts Macau are pledged under 2016 Studio City Credit Facilities and related finance documents. The 2016 Studio City Credit Facilities are secured, by substantially all of the material assets of Studio City Investments and its subsidiaries.
The 2016 Studio City Credit Facilities contain certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Company, Studio City Investments and their respective restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness and issue certain preferred stock; (ii) make specified restricted payments and investments; (iii) prepay or redeem subordinated debt or equity; (iv) issue or sell capital stock; (v) transfer, lease or sell assets; (vi) create or incur certain liens; (vii) impair the security interests in the collateral; (viii) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (ix) change the nature of the business of the relevant group; (x) enter into transactions with shareholders or affiliates; and (xi) effect a consolidation or merger. The 2016 Studio City Credit Facilities also contain conditions and events of default customary for such financings.
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2020, the net assets of Studio City Investments and its restricted subsidiaries of approximately $1,192,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $421, $416 and $419 during the years ended December 31, 2020, 2019 and 2018, respectively.
Philippine Credit Facility
On October 14, 2015, Melco Resorts and Entertainment (Philippines) Corporation (“MRP”), a majority-owned subsidiary of Melco, entered into an on-demand,
unsecured credit facility agreement of 2,350,000,000 Philippine Pesos (“PHP”) (equivalent to $49,824), as amended from time to time (the “Philippine Credit Facility”) with a lender to finance advances to Melco Resorts Leisure (PHP) Corporation (“Melco Resorts Leisure”), a majority-owned subsidiary of Melco. As of December 31, 2020, the Philippine Credit Facility availability period, as amended from time to time, is up to January 31, 2021 and was further extended to May 1, 2021, in January 2021, and the maturity date of each individual drawdown, as amended

F-4
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
Philippine Credit Facility
 - continued

from time to time, to be the earlier of: (i) the date which is 180 days from the date of drawdown, and (ii) the date which is 180 days after the end of the availability period. The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedent, including issuance of a promissory note in favor of the lender evidencing such drawdown. As of December 31, 2020, borrowings under the Philippine Credit
Facility bear

interest, as amended from time to time, at the higher of: (i) the PHP BVAL Reference Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, and (ii) Philippines Term Deposit Facility Rate of the selected interest period plus the applicable margin to be mutually agreed by the bank and the borrower at the time of drawdown, such rate to be set one business day prior to the relevant interest period. The Philippine Credit Facility includes a tax gross-up
provision requiring MRP to pay without any deduction or withholding for or on account of tax.
As of December 31, 2020, the Philippine Credit Facility had not yet been drawn and the available borrowing capacity under the Philippine Credit Facility was PHP2,350,000,000 (equivalent to $48,922).
(c) Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2020, 2019 and 2018, the Company’s average borrowing rates were approximately 5.71%, 5.45% and 5.97% per annum, respectively.
Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2020 are as follows:

Year ending December 31,
2021	$—
2022	129
2023	—
2024	600,000
2025	1,749,910
Over 2025	3,350,129

$5,700,168

13.	LEASES
Lessee Arrangements
The Company is the lessee under operating and finance leases for equipment and real estate, including the land and certain of the building structure for City of Dreams Manila under the MRP Lease Agreement as described in Note 21, Cyprus casino sites, Mocha Clubs sites, office space, warehouses, staff quarters, and certain parcels of land in Macau on which Altira Macau, City of Dreams and Studio City are located. Certain lease agreements provide for periodic rental increases based on both contractual agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and in some cases contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of 25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	LEASES - continued
Lessee Arrangements
 - continued

The components of lease
costs
are as follows:

	Year Ended December 31,
	2020	2019
Operating lease costs :
Amortization of land use rights	$22,886	$22,659
Operating lease costs	31,039	39,681
Short-term lease costs	842	1,569
Variable lease costs	(5,565)	9,595
Finance lease cost s :
Amortization of right-of-use assets	12,836	12,326
Interest cost	41,550	39,696

Total lease costs	$103,588	$125,526

During the year ended December 2018, the Company incurred rental and right to use expenses amounting to $45,816, which consisted of minimum rental and right to use expenses of $29,896 and contingent rental and right to use expenses of $15,920.
Other information related to lease term and discount rate is as follows:

	December 31,
	2020	2019
Weighted average remaining lease term
Operating leases	19.8 years	18.3 years
Finance leases	12.5 years	13.5 years
Weighted average discount rate
Operating leases	5.76%	5.82%
Finance leases	13.49%	13.49%

F-4
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	LEASES - continued
Lessee Arrangements
 - continued

Maturities of lease liabilities as of December 31, 2020 are as follows:

	Operating Leases	Finance Leases
Year ending December 31,
2021	$27,729	$83,447
2022	14,999	50,931
2023	9,669	52,119
2024	6,961	53,523
2025	6,454	53,442
Over 2025	95,222	405,285

Total future minimum lease payments	161,034	698,747
Less: amount representing interest	(58,101)	(348,520)

Present value of future minimum lease payments	102,933	350,227
Current portion	(27,066)	(80,004)

Non-current portion	$75,867	$270,223

Lessor Arrangements
The Company is the lessor under non-cancellable operating leases mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through
May 2035.
Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the year ended December 31, 2020, the Company earned minimum operating lease income of $37,257 and contingent operating lease income of $(1,955). The lease income was reduced by $18,356 as a result of the rent concessions and uncollectable lease income related to the effects of the
COVID-19
pandemic. During the years ended December 31, 2019 and 2018, the Company earned minimum operating lease income of $36,938 and $43,270, respectively and contingent operating lease income of $14,295 and $12,654, respectively.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2020 were as follows:

Year ending December 31,
2021	$50,349
2022	47,953
2023	44,032
2024	44,772
2025	46,245
Over 202 5	24,626

$257,977

F-4
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	FAIR VALUE MEASUREMENTS
Authoritative literature provides a fair value hierarchy, which prioritizes the input to valuation techniques used to measure fair values into three broad levels. The level in the hierarchy within which the fair value measurements in its entirety is based upon the lowest level of input that is significant to the fair value measurement as follows:

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
The estimated fair value of long-term debt as of December 31, 2020 and 2019, were approximately $5,982,252 and $4,607,202, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $5,700,168 and $4,451,278, respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 4.875% Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes, the 2019 5.375% Senior Notes, the 2020 5.750% Senior Notes, the 2019 7.250% Studio City Notes, the 2020 Studio City Notes and the 2016 7.250% SC Secured Notes. Fair values for the 2015 Credit Facilities, the 2020 Credit Facilities and the 2016 Studio City Credit Facilities approximated the carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.
As of December 31, 2020 and 2019, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.
The Company’s financial assets and liabilities recorded at fair value have been categorized based upon fair values in accordance with the applicable accounting standards. As of December 31, 2019, investment securities were carried at fair value. Fair values of investment securities were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy.

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

F-
50

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

15.	CAPITAL STRUCTURE - continued
Treasury Shares
 - continued

During the years ended December 31, 2020, 2019 and 2018, Melco issued nil, nil and 4,570,191 ordinary shares to its depositary bank for future vesting of restricted shares and exercise of share options, respectively. Melco issued 2,694,507, 1,398,840 and 2,115,809 of these ordinary shares upon vesting of restricted shares; and 389,181, 666,255 and 4,803,288 of these ordinary shares upon exercise of share options during the years ended December 31, 2020, 2019 and 2018, respectively.
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
During the year ended December 31, 2020, 3,148,824 ADSs, equivalent to 9,446,472 ordinary shares were repurchased under the 2018 Share Repurchase Programs, of which nil ordinary shares repurchased were retired. During the year ended December 31, 2019, no ordinary share was repurchased under the 2018 Share Repurchase Programs, while 81,952,230 ordinary shares repurchased under the 2018 Share Repurchase Programs were retired. During the year ended December 31, 2018, 32,190,355 ADSs, equivalent to 96,571,065 ordinary shares were repurchased under the 2018 Share Repurchase Programs, of which nil ordinary shares repurchased were retired.
As of December 31, 2020 and 2019, Melco had 1,456,547,942 and 1,456,547,942 issued ordinary shares, and 25,582,630 and 19,219,846 treasury shares, with 1,430,965,312 and 1,437,328,096 ordinary shares outstanding, respectively.

16.	INCOME TAXES
(Loss) income before income tax consisted of:

	Year Ended December 31,
	2020	2019	2018
Macau operations	$(772,988)	$665,591	$522,390
Hong Kong operations	(342,715)	(72,676)	(48,385)
Philippine operations	(102,990)	61,768	83,758
Cyprus operations	(11,190)	16,432	(14,268)
Other jurisdictions operations	(227,644)	(268,548)	(204,361)

(Loss) income before income tax	$(1,457,527)	$402,567	$339,134

F-
51

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The income tax (credit) expense consisted of:

	Year Ended December 31,
	2020	2019	2018
Income tax expense - current:
Macau Complementary Tax	$6,402	$1,130	$676
Lump sum in lieu of Macau Complementary Tax on dividends	2,367	2,345	2,341
Hong Kong Profits Tax	38	64	46
Philippine Corporate Income Tax	59	5	2
Cyprus Corporate Income Tax	—	1,699	—
Income tax in other jurisdictions	2,182	1,867	406

Sub-total	11,048	7,110	3,471

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	(544)	38	793
Hong Kong Profits Tax	(2)	(3)	(2,303)
Philippine Corporate Income Tax	(5)	(1)	(6)
Cyprus Corporate Income Tax	58	—	—
Income tax in other jurisdictions	482	326	45

Sub-total	(11)	360	(1,471)

Income tax (credit) expense - deferred:
Macau Complementary Tax	(9,762)	(900)	(629)
Hong Kong Profits Tax	(26)	(341)	(2,554)
Philippine Corporate Income Tax	(3,774)	2,283	1,164
Cyprus Corporate Income Tax	(64)	(606)	683
Income tax in other jurisdictions	(324)	433	(426)

Sub-total	(13,950)	869	(1,762)

Total income tax (credit) expense	$(2,913)	$8,339	$238

F-5
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

A reconciliation of the income tax (credit) expense from (loss) income before income tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2020	2019	2018
(Loss) income before income tax	$(1,457,527)	$402,567	$339,134
Macau Complementary Tax rate	12%	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(174,903)	48,308	40,696
Lump sum in lieu of Macau Complementary Tax on dividends	2,367	2,345	2,341
Effect of different tax rates of subsidiaries operating in other jurisdictions	(36,938)	2,178	7,067
(Over) under provision in prior years	(11)	360	(1,471)
Effect of income for which no income tax expense is payable	(8,171)	(9,763)	(3,035)
Effect of expenses for which no income tax benefit is receivable	107,037	54,856	38,468
Effect of profits generated by gaming operations exempted	—	(165,947)	(157,367)
Effect of tax losses that cannot be carried forward	32,605	—	—
Changes in valuation allowances	32,166	30,473	12,838
Expired tax losses	42,935	45,529	60,701

Income tax (credit) expense	$(2,913)	$8,339	$238

Melco and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, while Melco is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Macau, Hong Kong, the Philippines, Cyprus and other jurisdictions are subject to Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2020, 2019 and 2018.
Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 30%, 12.5% and the respective tax rates in other jurisdictions, on the estimated taxable income earned in or derived from the respective jurisdictions, during the years ended December 31, 2020, 2019 and 2018, if applicable.
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

F-5
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

Based on the Supreme Court of the Philippines decision in the case of Bloomberry Resorts and Hotels, Inc. vs. the Bureau of Internal Revenue, G. R. No. 212530 dated November 28, 2016, management believes that the gaming operations of Melco Resorts Leisure, the operator of City of Dreams Manila, are exempt from Philippine Corporate Income Tax, among other taxes, provided the license fees which are inclusive of the 5% franchise tax under the PAGCOR Charter, are paid.
During the year ended December 31, 2020, Melco Resorts Macau, Melco Resorts Leisure and Melco’s subsidiary in Macau did not have any profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax. During the years ended December 31, 2019 and 2018, had Melco Resorts Macau, Melco Resorts Leisure and Melco’s subsidiary in Macau not received the income tax exemption on profits generated by gaming operations in Macau and the Philippines, the Company’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the years ended December 31, 2019 and 2018 would have been reduced by $145,617 and $129,241, and diluted earnings per share would have been reduced by $0.101 and $0.085 per share, respectively.
In August 2017, Melco Resorts Macau received an extension of the agreement with the Macau government for an additional five years applicable to tax years 2017 through 2021, in which the extension agreement provides for an annual payment of 18,900,000 Macau Patacas (“MOP”) (equivalent to $2,367) as payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year.
The effective tax rates for the years ended December 31, 2020, 2019 and 2018 were 0.20%, 2.07% and 0.07%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12% primarily due to the effect of expired tax losses, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefit is receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the relevant years together with the effect of tax losses that cannot be carried forward for the year ended December 31, 2020 and the effect of profits generated by gaming operations being exempted from Macau Complementary Tax and Philippine Corporate Income Tax for years ended December 31, 2019 and 2018.

F-5
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

The net deferred tax liabilities as of December 31, 2020 and 2019 consisted of the following:

	December 31,
	2020	2019
Deferred tax assets
Net operating losses carried forward	$220,287	$167,293
Depreciation and amortization	64,588	49,985
Lease liabilities	48,184	104,404
Others	4,974	9,373

Sub-total	338,033	331,055

Valuation allowances	(284,656)	(257,965)

Total deferred tax assets	53,377	73,090

Deferred tax liabilities
Right-of-use assets	(28,942)	(63,011)
Land use rights	(47,690)	(46,430)
Intangible assets	(508)	(506)
Unrealized capital allowances	(7,553)	(7,242)
Others	(8,260)	(9,020)

Total deferred tax liabilities	(92,953)	(126,209)

Deferred tax liabilities, net	$(39,576)	$(53,119)

As of December 31, 2020 and 2019, valuation allowances of $284,656 and $257,965 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2020, adjusted operating tax losses carried forward of $96,171 have no expiry date and the remaining tax losses amounting to $1,277,376 will expire by 2021 through 2030. Adjusted operating tax losses carried forward of $227,117 expired during the year ended December 31, 2020.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Aggregate undistributed earnings of certain Melco’s foreign subsidiaries available for distribution to Melco of approximately $893,024 and $1,024,419 as at December 31, 2020 and 2019, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Melco. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Melco would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $107,162 and $124,169 as at December 31, 2020 and 2019, respectively.

F-5
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

16.	INCOME TAXES - continued

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2020	2019	2018
At beginning of year	$7,504	$4,929	$2,582
Additions based on tax positions related to current year	8,057	2,575	2,347
Reductions due to expiry of the statute of limitations	(429)	—	—

At end of year	$15,132	$7,504	$4,929

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $15,132 and $7,504 as of December 31, 2020 and 2019, respectively.
As of December 31, 2020 and 2019, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
Melco and its subsidiaries’ major tax jurisdictions are Hong Kong, Macau, the Philippines and Cyprus. Income tax returns of Melco and its subsidiaries remain open and subject to examination by the local tax authorities of Macau, Hong Kong, the Philippines and Cyprus until the statute of limitations expire in each corresponding jurisdiction. The statute of limitations in Macau, Hong Kong, the Philippines and Cyprus are five years, six years, three years and six years, respectively.

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
2006 Share Incentive Plan
 - continued

Share Options
A summary of the share options activity under the 2006 Share Incentive Plan for the year ended December 31, 2020, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2020	2,151,432	$1.72
Exercised	(267,141)	1.49

Outstanding as of December 31, 2020	1,884,291	$1.75	0.22	$8,347

Fully vested and exercisable as of December 31, 2020	1,884,291	$1.75	0.22	$8,347

The following information is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2020	2019	2018
Proceeds from the exercise of share options	$397	$44	$1,195

Intrinsic value of share options exercised	$747	$920	$37,239

As of December 31, 2020, there were no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.
2011 Share Incentive Plan
Melco adopted the 2011 Share Incentive Plan, effective on December 7, 2011, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase Melco’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award is 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2011 Share Incentive Plan is 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. As of December 31, 2020, there were 37,823,024 ordinary shares available for grants of various share-based awards under the 2011 Share Incentive Plan.
Share Options
During the years ended December 31, 2020, 2019 and 2018, the exercise prices for share options granted under the 2011 Share Incentive Plan were determined at the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.

F-5
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Share Options
 - continued

Th
e
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
The fair values of share options granted under the 2011 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions as follows:

	Year Ended December 31,
	2020	2019	2018
Expected dividend yield	3.10%	2.75%	2.04%
Expected stock price volatility	43.50%	41.81%	40.17%
Risk-free interest rate	0.43%	2.34%	2.62%
Expected term (years)	5.6	5.6	5.56
A summary of the share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2020, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2020	19,776,978	$7.01
Granted	12,159,207	4.13
Exercised	(122,040)	5.44
Forfeited or expired	(2,967,918)	5.82

Outstanding as of December 31, 2020	28,846,227	$5.93	7.25	$28,312

Fully vested and expected to vest as of December 31, 2020	28,846,227	$5.93	7.25	$28,312

Exercisable as of December 31, 2020	13,002,909	$6.21	5.38	$6,999

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2020	2019	2018
Weighted average grant date fair value	$1.21	$2.59	$3.09

Proceeds from the exercise of share options	$664	$2,798	$3,823

Intrinsic value of share options exercised	$129	$1,201	$3,744

F-5
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Share Options
 - continued

As of December 31, 2020, there were $13,998 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.84 years.
Restricted Shares
During the years ended December 31, 2020, 2019 and 2018, the grant date fair values for restricted shares granted under the 2011 Share Incentive Plan, with vesting periods of generally two to three years, were determined with reference to the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant.
A summary of the restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2020, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2020	7,105,176	$7.94
Granted	9,497,823	4.17
Vested	(2,822,235)	7.20
Forfeited	(424,134)	6.62

Unvested as of December 31, 2020	13,356,630	$5.46

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2020	2019	2018
Weighted average grant date fair value	$4.17	$8.14	$9.50

Grant date fair value of restricted shares vested	$20,317	$8,825	$13,952

As of December 31, 2020, there were $40,756 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.91 years.
In January 2021, Melco approved the grant of restricted shares under the 2011 Share Incentive Plan to the eligible management personnel of the Company in lieu of the 2020 bonus for their services performed during 2020. The grant vest ed
immediately on the grant date
on March 31,
 2021 and the grant date fair value w
as
 determined with reference to the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant. Share-based compensation expenses of

$
13,799
, of which $

were capitalized, were recognized for such grant during the year ended December
31
,
2020
based on the estimated bonus amount.

F-5
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued

MRP Share Incentive Plan
MRP adopted a share incentive plan (the “MRP Share Incentive Plan”), effective on June 24, 2013, which has been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase MRP common shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of MRP and its subsidiaries, and the Company and its affiliates. The maximum term of an award is 10 years from the date of grant. The maximum aggregate number of common shares to be available for all awards under the MRP Share Incentive Plan is 442,630,330 shares and with up to 5% of the issued capital stock of MRP from time to time over 10 years. On April 24, 2019 and June 24, 2019, the board and the stockholders of MRP approved an amendment to the Amended Articles of Incorporation of MRP, respectively, whereby, without changing the total amount of the authorized capital stock, the par value per MRP common share was increased from PHP1 (equivalent to $0.02) per share to PHP500,000 (equivalent to $9,857) per share, thereby decreasing the total number of
MRP common
shares on a pro-rata basis (“Reverse Stock Split”). The Reverse Stock Split was approved by the Philippine Securities and Exchange Commission (the “Philippine SEC”) on May 12, 2020. As of December 31, 2020, there were 305 MRP common shares available for grants of various share-based awards under the MRP Share Incentive Plan. All share and per share data of MRP common shares relating to the transactions carried out before May 12, 2020 as disclosed in the accompanying consolidated financial statements, including the movements of outstanding options and restricted shares during the year ended December 31, 2020, represent the number of shares or value per share of MRP common shares before the Reverse Stock Split.
On May 22, 2019, MRP offered to all eligible participants of the MRP Share Incentive Plan the option to retire all outstanding equity awards, including the unvested share options, vested but unexercised share options and unvested restricted shares (collectively, the “MRP Outstanding Awards”) by the payment of cash to the eligible participants (the “MRP SIP Retirement Arrangements”) in light of the delisting of the MRP as disclosed in Note 26. The acquiescence of such MRP SIP Retirement Arrangements was obtained from the Philippine SEC on May 17, 2019. As a result of all eligible participants electing to participate in the MRP SIP Retirement Arrangements, all the MRP Outstanding Awards, including a total of 15,971,173 outstanding share options (including both unvested and vested but unexercised share options) and 29,068,424 outstanding restricted shares under the MRP Share Incentive Plan, were irrevocably cancelled and extinguished pursuant to the MRP SIP Retirement Arrangements on May 31, 2019 (the “MRP SIP Modification”).
Under the MRP SIP Retirement Arrangements, MRP will pay the eligible participants a fixed amount in cash (“MRP Settlement Amount”) according to the original vesting schedules of the outstanding share options and restricted shares, subject to other terms and conditions. The MRP Settlement Amount of the outstanding restricted shares is PHP7.25 (equivalent to $0.14) per share, based on the offer price of the Tender Offer (as described in Note 26) in 2018 and the MRP Settlement Amount of the outstanding share options which was determined using the Black-Scholes valuation model. The weighted average fair value of the share options at the modification date was PHP4.23 (equivalent to $0.08) per option.
MRP uses the Black-Scholes valuation model to determine the estimated fair value for each outstanding share option under the MRP SIP Retirement Arrangements at the modification date, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid. Expected volatility is based on the historical volatility of MRP common shares trading on the Philippine Stock Exchange, Inc. (“PSE”) and the historical volatility of a peer group of publicly traded companies. Expected terms are based upon the expected exercise behavior of the outstanding options. The risk-free interest rate used for each period presented is based on the Philippine government bond yield for the period equal to the expected term.

F-
60

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
paid-in
capital of $4,619 and
non-controlling
interests of $84. All the MRP Outstanding Awards were modified from equity-settled to cash-settled, with other terms unchanged. Since the fair values of the modified awards and the original awards were the same on the modification date, no incremental share-based compensation expenses resulted. At each balance sheet date until the liability is settled, the liability is accrued for the MRP Outstanding Awards as they become vested at the MRP Settlement Amount, with a corresponding share-based compensation expense recognized in the accompanying consolidated statements of operations.
As at December 31, 2020 and 2019, the accrued liability associated with the cash-settled share options and restricted shares was $333 and $1,217, respectively. No fair value gain or loss on remeasurement of the liability associated with the cash-settled share options and restricted shares was recognized for the years ended December 31, 2020 and 2019.
Share Options
There were no share options granted under the MRP Share Incentive Plan during the years ended December 31, 2020 and 2019. During the year ended December 31, 2018, the exercise prices for share options granted under the MRP Share Incentive Plan were determined with reference to the market closing prices of MRP common shares on the dates of grant as defined in the MRP Share Incentive Plan. These share options generally became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.
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
The fair value of share options granted under the MRP Share Incentive Plan was estimated on the date of grant using the following weighted average assumptions as follows:

Year Ended December 31, 2018
Expected dividend yield	—
Expected stock price volatility	45.00%
Risk-free interest rate	5.69%
Expected term (years)	5.6

F-
61

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan
 - continued
Share Options
 - continued

A summary of the share options activity under the MRP Share Incentive Plan for the year ended December 31, 2020, is presented as follows:

	Number of share Options	Weighted Average Remaining Contractual Term
Cash-settled
Outstanding as of January 1, 2020	7,383,408
Vested	(6,357,751)

Outstanding as of December 31, 2020	1,025,657	7.25

The following information is provided for share options under the MRP Share Incentive Plan:

	Year Ended December 31,
	2020	2019	2018
Weighted average grant date fair value	$—	$—	$0.07

There were

no share options exercised under MRP Share Incentive Plan for the years ended December 31, 2020, 2019 and 2018.
During the years ended December 31, 2020 and 2019, MRP paid $495 and $760 to settle the vested share options that are classified as cash-settled awards under the MRP Share Inventive Plan, respectively.
As of December 31, 2020, there were $14 unrecognized compensation costs related to share options under the MRP Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.24 year.
Restricted Shares
There were no restricted shares granted under the MRP Share Incentive Plan during the years ended December 31, 2020 and 2019. During the year ended December 31, 2018, the grant date fair values for restricted shares granted under the MRP Share Incentive Plan, with vesting periods of generally two to three years, were determined with reference to the market closing prices of MRP common shares on the dates of grant as defined in the MRP Share Incentive Plan.

F-6
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan
 - continued
Restricted Shares
 - continued

A summary of the restricted shares activity under the MRP Share Incentive Plan for the year ended December 31, 2020, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Cash-settled
Unvested as of January 1, 2020	8,235,686	$0.16
Vested	(5,922,184)	0.17

Unvested as of December 31, 2020	2,313,502	$0.15

The following information is provided for restricted shares under the MRP Share Incentive Plan:

	Year Ended December 31,
	2020	2019	2018
Weighted average grant date fair value	$—	$—	$0.14

Grant date fair value of restricted shares vested	$1,030	$2,026	$1,747

During the years ended December 31, 2020 and 2019, MRP paid $871 and $2,948 to settle the vested restricted shares that are classified as cash-settled awards under the MRP Share Incentive Plan, respectively.
As of December 31, 2020, there were $95 unrecognized compensation costs related to restricted shares under the MRP Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.30 year.
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
Share Options
During the year ended December 31, 2019, the exercise price for share options granted under the Melco International Share Incentive Plan was determined at the higher of the closing price of Melco International’s ordinary shares trading on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on the date of grant and the average closing prices of Melco International’s ordinary

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
A summary of the share options activity under the Melco International Share Incentive Plan for the year ended December 31, 2020, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2020	14,200,000	$2.43

Outstanding as of December 31, 2020	14,200,000	$2.45	8.69	$—

Fully vested and expected to vest as of December 31, 2020	14,200,000	$2.45	8.69	$—

Exercisable as of December 31, 2020	4,734,000	$2.45	8.69	$—

There were no share options exercised under the Melco International Share Incentive Plan during the years ended December 31, 2020 and 2019. During the year ended December 31, 2019, the weighted average grant date fair value under the Melco International Share Incentive Plan was $0.90.
As of December 31, 2020, there were $5,481 unrecognized compensation costs related to share options under the Melco International Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.50 years.

F-6
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
Under the existing arrangements of the Melco International Share Incentive Plan, a grantee shall satisfy any tax or other liabilities to which he or she may become subject to as a result of his or her participation in the Melco International Share Incentive Plan by his or her own cash.
During the year ended December 31, 2020, to enhance administration flexibility of the board of Melco International in the implementation of the Melco International Share Incentive Plan, Melco International revised the rules of the Melco International Share Incentive Plan so as to give authority to Melco International to deduct or withhold a portion of the awards granted to the grantee pursuant to the Melco International Share Incentive Plan (the “Awards”) if Melco International is statutorily required to deduct or withhold an amount to satisfy the tax obligation of any grantee arising from the grant of the Awards (the “Grantee Tax Obligation”), or if a grantee otherwise elects to satisfy his/her Grantee Tax Obligation (which is not statutorily required to be deducted or withheld) and/or exercise cost (in case a grantee exercises his/ her share options granted under the Melco International Share Incentive Plan) by way of deduction or withholding of the relevant portion of his/her Awards (the “Net Settlement Arrangement”). The Net Settlement Arrangement was approved by the board of Melco International on March 31, 2020 and further approved by the shareholders of Melco International for amendments to Melco International Share Incentive Plan on June 5, 2020.
On June 30, 2020, an employee of the Company, who was granted certain share-based awards under Melco International Share Incentive Plan on September 6, 2019, elected the Net Settlement Arrangement on certain awards and approximately 2,569,000 restricted shares were modified from equity-settled to cash-settled with all other terms unchanged.
A summary of the restricted shares activity under the Melco International Share Incentive Plan for the year ended December 31, 2020, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2020	4,879,000	$2.43
Vested	(1,627,000)	2.45

Unvested as of December 31, 2020	3,252,000	$2.45

During the year ended December 31, 2020, the grant date fair value of restricted shares vested under the Melco International Share Incentive Plan was $3,979. There were no restricted shares vested under the Melco International Share Incentive Plan during the year ended December 31, 2019.

F-6
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	SHARE-BASED COMPENSATION - continued
Melco International Share Incentive Plan
 - continued
Restricted Shares
 - continued

As of December 31, 2020, there were $4,956 unrecognized compensation costs related to restricted shares under the Melco International Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.5 years.
The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2020	2019	2018
Share-based compensation expenses:
2011 Share Incentive Plan	$49,579	$28,466	$25,284
MRP Share Incentive Plan	671	1,113	(141)
Melco International Share Incentive Plan	7,021	2,218	—

Total share-based compensation expenses	57,271	31,797	25,143
Less: Share-based compensation expenses capitalized in property and equipment	(2,879)	—	—

Share-based compensation expenses recognized in general and administrative expenses	$54,392	$31,797	$25,143

18.	EMPLOYEE BENEFIT PLANS
The Company has obligations to make the required contributions with respect to the defined contribution retirement benefits schemes as set out below.
The Company operates defined contribution fund schemes in different jurisdictions, which allow eligible employees to participate in defined contribution plans (the “Defined Contribution Fund Schemes”). The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting ranging from 4 to 10 years from the date of employment. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.
Employees employed by the Company in different jurisdictions are members of government-managed social security fund schemes (the “Social Security Fund Schemes”), which are operated by the respective governments, if applicable. The Company is required to pay monthly fixed contributions or certain percentages of employee relevant income and meet the minimum mandatory requirements of the respective Social Security Fund Schemes to fund the benefits.
During the years ended December 31, 2020, 2019 and 2018, the Company’s contributions into the defined contribution retirement benefits schemes were $30,310, $33,391 and $23,409, respectively.

F-6
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

19.	DISTRIBUTION OF PROFITS
All subsidiaries of Melco incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2020 and 2019, the aggregate balance of the reserves amounted to $31,524 and $31,524, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and credit facility agreements, details of which are disclosed in Note 12 under each of the respective borrowings.

20.	DIVIDENDS
On Mach 12, 2020, Melco paid a quarterly dividend of $0.05504 per share, and during the year ended December 31, 2020, Melco recorded total amount of quarterly dividend of $79,116 as a distribution against retained earnings.
In May 2020, the Company suspended its quarterly dividend program due to the impact of the
COVID-19
pandemic.
On March 14, 2019, May 30, 2019, August 15, 2019 and November 22, 2019, Melco paid quarterly dividends of $0.0517, $0.0517, $0.05504 and $0.05504 per share, respectively, and during the year ended December 31, 2019, Melco recorded a total amount of quarterly dividends of $300,995 as distributions against retained earnings.
On March 7, 2018, May 23, 2018, August 15, 2018 and November 29, 2018, Melco paid quarterly dividends of $0.045, $0.045, $0.04835 and $0.04835 per share, respectively, and during the year ended December 31, 2018, Melco recorded a total amount of quarterly dividends
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
On April 29, 2015, PAGCOR issued a regular casino gaming license, as amended (the “Regular License”) in replacement of a provisional license granted as of March 13, 2013, to the co-licensees
(the “Licensees”) namely, MPHIL Holdings No.

1 Corporation, a subsidiary of MRP, and its subsidiaries

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
The Licensees and certain of its subsidiaries entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which govern the rights and obligations of the Licensees. Under the Cooperation Agreement, Melco Resorts Leisure is appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and is designated as the operator to operate and manage City of Dreams Manila. Further details of the commitments under the Cooperation Agreement are included in Note 22(b).

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
As of December 31, 2020, the Company had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and Cyprus Operations totaling $771,010.

F-6
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments
Gaming Subconcession — Macau
On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of MOP30,000,000 (equivalent to $3,757).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that Melco Resorts Macau operates. The variable premium is calculated as follows:

•	MOP300,000 (equivalent to $37) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kinds of games or to certain players;

•	MOP150,000 (equivalent to $19) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and

•	MOP1,000 (equivalent to $0.1) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)
A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)
Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government in a maximum amount of MOP300,000,000 (equivalent to $37,569) until the 180 th
day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 22(b)(v) above, a sum of 1.75%
 per annum
of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.
Regular License — Philippines
Other commitments required by PAGCOR under the Regular License include as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $2,082) to ensure prompt and punctual remittances/payments of all license fees.

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
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Regular License — Philippines -
continued

•
PAGCOR may collect a 5% fee on
non-gaming
revenue received from food and beverage, retail and entertainment outlets. All revenues from hotel operations should not be subject to the 5% fee except for rental income received from retail concessionaires.

•
Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provisions of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c) has become bankrupt or insolvent; and (d) if the debt-to-equity
ratio is more than 70:30. As of December 31, 2020 and 2019, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity
ratio under the definition as agreed with PAGCOR.

Cooperation Agreement — Philippines
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
Gaming License — Cyprus
On June 26, 2017, the Cyprus government granted a gaming license (the “Cyprus License”) to a subsidiary of ICR Cyprus (the “Cyprus Subsidiary”) to develop, operate and maintain an integrated casino
resort in Limassol, Cyprus and up to four satellite casino premises in Cyprus for a term of 30 years, the first 15 years of which are exclusive. Pursuant to the Cyprus License agreement, the Cyprus Subsidiary has committed to pay the Cyprus government the following:

i)
Annual license fee for the temporary casino and integrated
 casino
resort of 2,500,000 Euros (“EUR”) (equivalent to $3,074) per year for the first four years, and EUR5,000,000 (equivalent to $6,149) per year for the next four years. Upon the completion of the eight years and thereafter every four years during the term of the Cyprus License, the Cyprus government may review the annual license fee, with minimum of EUR5,000,000 (equivalent to $6,149) per year and any increase in the annual license fee may not exceed 20% of the annual license fee paid annually during the previous four-year period.

ii)	Aggregate annual license fee for three operating satellite casinos of EUR2,000,000 (equivalent to $2,459).

iii)	A casino tax of an amount equal to 15% of the gross gaming revenue on a monthly basis and the rate shall not be increased during the period of exclusivity for the Cyprus License.

iv)
If the Cyprus Subsidiary fails to open the integrated
 casino
resort by the opening date, as defined in the Cyprus License as April 30, 2021 which was further extended to September 30, 2022 based on the approval of the Steering Committee and the Council of Ministers in Cyprus made in February 2021 (the “Opening Date”), the Cyprus Subsidiary shall pay to the Cyprus government the amount of EUR10,000 (equivalent to $12) for each day the integrated casino resort remains

F-
70

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

22.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued
Gaming License — Cyprus -
continued

un
opened past
the Opening Date, up to a maximum of EUR1,000,000 (equivalent to $1,230). If the integrated casino
resort does not open for 100 business days past the Opening Date, the Cyprus government may terminate the Cyprus License.
Studio City Land Concession — Macau
In accordance with the Studio City land concession and the extension granted by the Macau government in November 2019, the land on which Studio City is located must be fully developed by May 31, 2022.

(c)	Guarantees
Except as disclosed in Notes 12 and 22(b), the Company has made the following significant guarantees as of December 31, 2020:

•
Melco Resorts Macau has issued a promissory note (“Livrança”) of MOP550,000,000 (equivalent to $68,876) to a bank in respect of the bank guarantee issued to the Macau government under its gaming subconcession.

•	Melco has entered into two deeds of guarantee with third parties amounting to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•
In October 2013, one of the Melco’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,797) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on

August 31, 2019 was further extended to

August 31, 2021, and is guaranteed by Studio City Company. As of December 31, 2020, approximately $645 of the Trade Credit Facility had been utilized.

•	Melco Resorts Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $2,082) to a bank in respect of a surety bond issued to PAGCOR as disclosed in Note 22(b) under Regular License.

(d)	Litigation
As of December 31, 2020, the Company was a party to certain legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcome of such proceedings have no material impacts on the Company’s consolidated financial statements as a whole.

F-
71

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2020, 2019 and 2018, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2020	2019	2018

Transactions with affiliated companies

Melco International and its subsidiaries	Revenues (services provided by the Company):
	Shared service fee income for corporate office	$1,521	$1,366	$3,044
	Management fee income for Cyprus project (1)	—	1,056	1,903
	Costs and expenses (services provided to the Company): Management fee expenses (2)	1,477	2,798	4,339
	Management fee expenses for Cyprus Project (1)	—	1,316	3,790
	Share-based compensation expenses (3)	7,021	2,218	—
A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (4)	Costs and expenses (services provided to the Company): Consultancy fee expense	—	10,031	11,723
	Purchase of assets: Construction and renovation work performed and recognized as property and equipment	—	10,174	13,481
Notes
(1)
The amount mainly represents management fee income for services provided by the Company to Melco International for management and operation for the project in Cyprus, and such amount was further recharged with mark-up by a subsidiary of Melco International to ICR Cyprus Group. The amount represents the transactions for the period up to the completion of the Acquisition of ICR Cyprus on July 31, 2019 as described in Note 25.

(2)	The amount mainly represents management fee expenses for the services provided by the senior management of Melco International and for the operation of the office of Melco’s Chief Executive Officer.
(3)
The amount represents the share-based compensation expenses related to the grant of certain share-based awards under Melco International Share Incentive Plan to an employee of the Company. Further information on the share-based compensation arrangements is included in Note 17.

(4)
A company in which Mr. Lawrence Yau Lung Ho, Melco’s Chief Executive Officer, had beneficial interest of approximately
 20%
until December 10, 2019, the date on which Mr. Lawrence Yau Lung Ho disposed his entire beneficial interest in MECOM. The amount in 2019 represents the transactions with a joint venture and a subsidiary of MECOM during the period from January 1, 2019 to December 10, 2019.

F-7
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

23.	RELATED PARTY TRANSACTIONS - continued

Other Related Party Transactions
On July 31, 2019, the Company acquired from Melco International all of Melco International’s holdings of ordinary shares of ICR Cyprus. Further details of the transaction are included in Note 25.

(a)	Amounts Due from Affiliated Companies
The outstanding balances mainly arising from operating income or prepayment of operating expenses on behalf of the affiliated companies as of December 31, 2020 and 2019 are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2020	2019
Melco International and its subsidiaries	$765	$442

(b)	Amounts Due to Affiliated Companies
The outstanding balances mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company as of December 31, 2020 and 2019, are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2020	2019
Subsidiaries of Melco International	$1,656	$1,088
Others	12	435

	$1,668	$1,523

24.	SEGMENT INFORMATION
The Company is principally engaged in the gaming and hospitality business in Asia and Europe and its principal operating and developmental activities occur in three geographic areas: Macau, the Philippines and Cyprus. The Company monitors its operations and evaluates earnings by reviewing the assets and operations of Mocha Clubs, Altira Macau, City of Dreams, Studio City, City of Dreams Manila and Cyprus Operations. Japan development projects, including Japan Ski Resort, and Grand Dragon Casino are included in the Corporate and Other category.

F-7
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets

	December 31,
	2020	2019	2018
Macau:
Mocha Clubs	$132,304	$145,919	$120,789
Altira Macau	307,657	429,980	376,655
City of Dreams	3,288,051	3,461,487	3,636,732
Studio City	3,407,884	3,153,721	3,378,646

Sub-total	7,135,896	7,191,107	7,512,822

The Philippines:
City of Dreams Manila	613,664	721,205	644,481
Cyprus:
Cyprus Operations	326,047	261,106	247,729

Corporate and Other	945,360	1,315,004	716,964

Total consolidated assets	$9,020,967	$9,488,422	$9,121,996

Capital Expenditures

	Year Ended December 31,
	2020	2019	2018
Macau:
Mocha Clubs	$3,490	$6,620	$8,973
Altira Macau	11,519	17,707	24,450
City of Dreams	119,014	134,075	311,441
Studio City	214,625	89,846	73,189

Sub-total	348,648	248,248	418,053

The Philippines:
City of Dreams Manila	15,622	58,697	22,572
Cyprus:
Cyprus Operations	74,523	39,911	68,238

Corporate and Other	25,460	124,265	54,109

Total capital expenditures	$464,253	$471,121	$562,972

F-7
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

The Company’s segment information and reconciliation to net (loss) income attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2020	2019	2018
Operating revenues
Macau:
Mocha Clubs	$65,322	$117,473	$113,432
Altira Macau	108,854	465,056	471,292
City of Dreams	985,619	3,050,491	2,543,649
Studio City	266,522	1,355,321	1,368,400

Sub-total	1,426,317	4,988,341	4,496,773

The Philippines:
City of Dreams Manila	224,688	602,479	612,947
Cyprus:
Cyprus Operations	51,005	94,731	32,951

Corporate and Other	25,913	51,250	46,271

Total operating revenues	$1,727,923	$5,736,801	$5,188,942

Adjusted property EBITDA (1)
Macau:
Mocha Clubs	$3,560	$23,280	$21,490
Altira Macau	(58,773)	51,470	55,547
City of Dreams	(1,326)	922,776	756,378
Studio City	(79,000)	415,098	375,288

Sub-total	(135,539)	1,412,624	1,208,703

The Philippines:
City of Dreams Manila	28,983	247,091	269,199
Cyprus:
Cyprus Operations	2,280	29,757	8,461

Total adjusted property EBITDA	(104,276)	1,689,472	1,486,363

Operating costs and expenses:
Payments to the Philippine Parties	(12,989)	(57,428)	(60,778)
Pre-opening costs	(1,322)	(4,847)	(55,390)
Development costs	(25,616)	(57,433)	(23,029)
Amortization of gaming subconcession	(57,411)	(56,841)	(56,809)
Amortization of land use rights	(22,886)	(22,659)	(22,646)
Depreciation and amortization	(538,233)	(571,705)	(488,446)
Land rent to Belle	(3,195)	(3,061)	(3,001)
Share-based compensation	(54,392)	(31,797)	(25,143)
Property charges and other	(47,223)	(20,815)	(29,147)
Corporate and Other expenses	(73,014)	(115,208)	(108,527)

Total operating costs and expenses	(836,281)	(941,794)	(872,916)

Operating (loss) income	$(940,557)	$747,678	$613,447

F-7
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

24.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2020	2019	2018
Non-operating income (expenses):
Interest income	$5,134	$9,311	$5,471
Interest expenses, net of amounts capitalized	(340,839)	(310,102)	(264,880)
Other financing costs	(7,955)	(2,738)	(4,630)
Foreign exchange losses, net	(2,079)	(10,756)	(10,497)
Other (expenses) income, net	(150,969)	(23,914)	3,684
Loss on extinguishment of debt	(19,952)	(6,333)	(3,461)
Costs associated with debt modification	(310)	(579)	—

Total non-operating expenses, net	(516,970)	(345,111)	(274,313)

(Loss) income before income tax	(1,457,527)	402,567	339,134
Income tax credit (expense)	2,913	(8,339)	(238)

Net (loss) income	(1,454,614)	394,228	338,896
Net loss (income) attributable to noncontrolling interests	191,122	(21,055)	1,403

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(1,263,492)	$373,173	$340,299

Note
(1)
“Adjusted property EBITDA” is net (loss) income before interest, taxes, depreciation, amortization, pre-opening
costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle, Corporate and Other expenses, and other non-operating
income and expenses. The Company uses Adjusted property EBITDA to measure the operating performance of Mocha Clubs, Altira Macau, City of Dreams, Studio City, City of Dreams Manila and Cyprus Operations and to compare the operating performance of its properties with those of its competitors.

The Company’s geographic information for long-lived assets is as follows:
Long-lived Assets

	December 31,
	2020	2019	2018
Macau	$6,054,014	$6,207,746	$6,287,324
The Philippines	369,664	398,110	381,866
Cyprus	232,374	152,066	124,072
Hong Kong and other foreign countries	64,702	86,726	61,095

Total long-lived assets	$6,720,754	$6,844,648	$6,854,357

F-7
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

25.	ACQUISITION OF SUBSIDIARIES
Acquisition of ICR Cyprus
On July 31, 2019, the Company completed its acquisition from Melco International of all of Melco International’s holding of ordinary shares of ICR Cyprus, which represented
a 75%
equity interest in ICR Cyprus (the “Acquisition of ICR Cyprus”) for a consideration represented by the issuance of 55,500,738 ordinary shares of Melco, which were equivalent to 18,500,246 ADSs.
The Acquisition of ICR Cyprus is accounted for as a transaction involving a transfer of business between entities under common control in accordance with the applicable accounting standards. Accordingly, the transfer of Melco International’s equity interest in ICR Cyprus to Melco was accounted for at carrying values of net assets transferred and the consideration in excess of the net assets of ICR Cyprus
 Group of $192,304 was recognized as an increase in the Company’s additional paid-in
capital in 2017, the inception of common control resulting from the acquisition of ICR Cyprus and its subsidiaries by Melco International.
Acquisition of Japan Ski Resort
On November 28, 2019, the Company completed its acquisition of a
100%
equity interest in Kabushiki Kaisha Okushiga Kogen Resort (the “Japan Ski Resort”), a company which currently operates a ski resort in Nagano, Japan, for a cash consideration of 1,685,000,000 Japanese Yen (equivalent to $15,394),
for its future business development in Japan. The acquisition was not material to the Company’s consolidated financial statements. In connection with this acquisition, the Company recorded goodwill of $13,731
which was primarily attributable to the benefit of future market development of the Company and was not deductible for tax purposes. Acquisition-related costs were expensed as incurred and were not significant.
The Company accounted for the acquisition as a business combination in accordance with the applicable accounting standards and recorded the assets acquired and liabilities assumed at their respective fair values as of the acquisition date. The Company estimated fair value using level 2 inputs, which are observable inputs for similar assets, and level 3 inputs, which are unobservable inputs, for other acquired assets and assumed liabilities. The allocation of the purchase price was finalized in 2020 with no adjustments to the provisional fair values of the assets acquired and liabilities assumed as of the date of acquisition.
For the period from November 28, 2019 through December 31, 2019, Japan Ski Resort’s net revenue, operating income and net income were not material. Pro forma results of operations for the acquisition have not been presented because it is not material to the consolidated results of operations.

26.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES
The Philippine subsidiaries
During the year ended December 31, 2018, 20,506,393 restricted shares under the MRP Share Incentive Plan were vested, which decreased Melco’s shareholding in MRP and the Company recognized a decrease of $573 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.
On October 31, 2018, MCO (Philippines) Investments Limited (“MCO Philippines Investments”), a subsidiary of Melco, conducted a voluntary tender offer (the “Tender Offer”) for up to 1,569,786,768 outstanding common shares of MRP held by the public, at a price of PHP7.25 (equivalent to $0.14) per share, for the purpose of increasing and consolidating its shareholding interest in MRP. The Tender Offer expired on November 29, 2018 and 1,338,477,668 outstanding common shares of MRP were tendered and acquired by MCO Philippines Investments at the offer price of PHP7.25 (equivalent to $0.14) per MRP

F-7
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

26.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES - continued
The Philippine subsidiaries
 - continued

share for a total amount of PHP9,703,963,000 (equivalent to $184,055) and were crossed (the “Cross Transaction”) over the facilities of the PSE on December 10, 2018. An additional 107,475,300 common shares of MRP were acquired by MCO Philippines Investments from December 6, 2018 until December 10, 2018 at a total consideration of PHP779,196,000 (equivalent to $14,779). After the Cross Transaction, MRP’s public ownership level fell below the 10% required threshold over the Minimum Public Ownership Rules of the PSE. As a result, the shares of MRP were automatically suspended for trading by the PSE on December 10, 2018. MRP was automatically delisted from the PSE on June 11, 2019, by reason of its public ownership remaining below the 10% minimum threshold prescribed under the PSE’s Rule on Minimum Public Ownership for a period of more than six months. The above transactions increased Melco’s shareholding in MRP and the Company recognized a decrease of $140,999 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.
During the year ended December 31, 2020 and 2019, certain transactions, which affected Melco’s shareholding in MRP, were carried out and the Company recognized decrease of $62 and $30 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of noncontrolling interests in MRP, respectively.
As a result of the Reverse Stock Split, only those stockholders of MRP who originally owned 500,000 MRP common shares with a par value of PHP1 (equivalent to $0.02)
per share (each an “Original Share”) and in multiples thereof immediately prior to the Reverse Stock Split would now own whole shares (each a “MRP Whole Share”) of stock of MRP. Other holders of the Original Shares could now only hold a fractional share of MRP (“MRP Fractional Share”). To facilitate the elimination of MRP Fractional Shares held by other stockholders of MRP, MPHIL Corporation (“MPHIL”), a subsidiary of Melco, offered to purchase the resulting MRP Fractional Shares at the purchase price to be calculated by multiplying the number of Original Shares represented by the relevant MRP Fractional Shares (which were equal to the number of Original Shares held by the relevant stockholder immediately prior to the Reverse Stock Split) by the price of
PHP7.25 (equivalent to $0.14)
per Original Share (“Fractional Share Elimination Plan”). A stockholder could also sell any MRP Whole Shares to MPHIL under the Fractional Share Elimination Plan. Any holder of MRP Fractional Shares and/or MRP Whole Shares may accept this offer during the two-year period commencing from June 5, 2020.
During the years ended December 31, 2020, 2019 and 2018, the total transfers to noncontrolling interests amounted to $62, $30 and $141,572, respectively, and in relation to transactions as described above.
The Company retains its controlling financial interest in MRP before and after the above transactions.
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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

26.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES - continued
Studio City International
 - continued
During July and August 2020, Studio City International
announced and
completed a series of private offers of its 72,185,488 Class A ordinary shares and 14,087,299 ADSs, representing 56,349,196 Class A ordinary shares, to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting $500,000, of which $219,198 was from noncontrolling interests. The private placements increased Melco’s shareholding in Studio City International and the Company recognized an increase of $42 in Melco’s additional paid-in
capital which reflected the adjustment to the carrying amount of the noncontrolling interest in Studio City International.
The Company retains its controlling financial interest in Studio City International before and after the above transactions.
The schedule below discloses the effects of changes in Melco’s ownership interest in MRP and Studio City International on its equity:

	Year Ended December 31,
	2020	2019	2018
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(1,263,492)	$373,173	$340,299

Transfers (to) from noncontrolling interests:

The Philippine subsidiaries
Decrease in additional paid-in capital resulting from the issuance of common shares of MRP to independent directors	(16)	(30)	—
Decrease in additional paid-in capital resulting from purchases of common shares of MRP from the open market and the Tender Offer	(46)	—	(140,999)
Decrease in additional paid-in capital resulting from the vesting of restricted shares under the MRP Share Incentive Plan	—	—	(573)

Sub-total	(62)	(30)	(141,572)

Studio City International
Decrease in additional paid-in capital resulting from initial public offering	—	—	(31,845)
Increase in additional paid-in capital resulting from the private placements	42	—	—

Sub-total	42	—	(31,845)

Changes from net (loss) income attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$(1,263,512)	$373,143	$166,882

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

27.	SUBSEQUENT EVENTS

(a)
On January 4, 2021, Studio City Finance initiated a conditional tender offer (the “Conditional Tender Offer”) to purchase for cash any and all of the outstanding 2019 7.250% Studio City Notes with accrued interest. The Conditional Tender Offer was conditional upon, among other things, Studio City Finance raising sufficient funding from the completion of one or more financing transactions, together with cash on hand, to fund the purchase of validly tendered notes. The Conditional Tender Offer expired on January 11, 2021 with $347,056 aggregate principal amount of the 2019 7.250% Studio City Notes tendered.

(b)
On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “2021 5.000% Studio City Notes”). The net proceeds from the offering of the 2021 5.000%
Studio City Notes were used to fund the Conditional Tender Offer and, on February
 17, 2021, redeem the 2019
7.250
%
Studio City Notes in aggregate principal amount of $252,944

which remained outstanding following the completion of the Conditional Tender Offer, together with accrued interest. The remaining proceeds will be used to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes. All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries as defined in the 2021 5.000% Studio City Notes are guarantors to guarantee the indebtedness under the 2021 5.000% Studio City Notes.

(c)
On January 21, 2021, Melco Resorts Finance issued an additional $250,000 in aggregate principal amount of the 2019 5.375% Senior Notes at an issue price of 103.25% of the principal amount (the “Additional 2019 5.375% Senior Notes”). The net proceeds from the offering of the Additional 2019 5.375% Senior Notes were used to repay the outstanding principal amount of the 2020 Credit Facilities of HK$1,937,500,000 (equivalent to $249,887), together with accrued interest and associated costs. The Additional 2019 5.375% Senior Notes are consolidated and form a single series with the 2019 5.375% Senior Notes.

(d)
On March 15, 2021, Studio City Company amended the terms of the 2016 Studio City Credit Facilities, including the extension of the maturity date for the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility from November 30, 2021 to January 15, 2028 (the “Extended Maturity Date”). The 2016 SC Term Loan Facility shall be repaid at the Extended Maturity Date with no interim amortization payments. The 2016 SC Revolving Credit Facility is available up to the date that is one month prior to the 2016 SC Revolving Credit Facility’s Extended Maturity Date. Changes have also been made to the covenants in order to align them with those of certain other financings at Studio City Finance, including amending the threshold sizes and measurement dates of the covenants. Accordingly, the outstanding principal amount of the 2016 SC Term Loan Facility, and the related deferred financing costs and restricted cash as of December 31, 2020 were classified as non-current liabilities or assets in the accompanying consolidated balance sheets.

(e)
As a result of the disruptions caused by the COVID-19 pandemic, on

March 22, 2021, Melco Resorts Leisure and Belle entered into a supplemental agreement to the MRP Lease Agreement (“MRP Lease Amendment Agreement”) to make certain adjustments to the rental payments paid and payable by Melco Resorts Leisure for 2020 and 2021. Accordingly, Melco Resorts Leisure is entitled to rent concession of approximately PHP2,060,000,000 (equivalent to $42,900) for 2020 and a maximum rent concession of approximately PHP1,670,000,000 (equivalent to $34,702) for 2021 which will be recognized in 2021 and over the remaining terms of the lease until July 2033 in accordance with the applicable accounting standards.

Additionally, on the same date, Melco Resorts Leisure and PLAI

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

27.	SUBSEQUENT EVENTS - continued

entered into a supplemental agreement to the Operating Agreement where the monthly payments paid or payable by Melco Resorts Leisure from 2019 to 2022 have been adjuste d .

(f)
In February 2021, a subsidiary of ICR Cyprus entered into a land sale agreement and an electricity transmission substation construction work agreement (collectively the “EAC Agreements”) with Electricity Authority Cyprus (“EAC”). Pursuant to the EAC Agreements, the subsidiary will sell and EAC will purchase a parcel of freehold land (the “Land”)
for a
consideration of EUR850,000 (equivalent to $1,045) and the subsidiary is engaged by EAC to be a project manager in the design and construction of a transmission substation building situated on the Land for a
consideration of EUR2,576,000 (equivalent to $3,168).

(g)
On March 26, 2021,
the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed by President Duterte of the Philippines as Republic Act (RA) No. 11534, which was published in the Official Gazette of the Philippines on March 27, 2021 and is set to take effect 15 days after such publication in the Official Gazette. As of March 31, 2021, the implementing rules and regulations have not been finalized. Management determined that this is a non-adjusting event for 2020 financial reporting purposes. Management identified that the main change of CREATE is the reduction of minimum corporate income tax in the Philippines from 2% to 1% starting July 1, 2020 until June 30, 2023 and the corporate income tax rate in the Philippines from 30% to 25% starting July 1, 2020. Management believes that these changes in the tax rates will not have a significant impact to the Company’s consolidated financial statements as at December 31, 2020 as Melco Resorts Leisure which operates City of Dreams Manila is in a net loss and taxable loss position as at December 31, 2020.

F-8
1

MELCO RESORTS & ENTERTAINMENT LIMITED

ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$36,213	$48,645
Amounts due from affiliated companies	150,651	149,580
Prepaid expenses and other current assets	4,044	6,244

Total current assets	190,908	204,469

Investments in subsidiaries	1,917,223	3,147,298
Deferred tax assets	6,015	3,557

Total assets	$2,114,146	$3,355,324

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	$20,488	$10,240
Income tax payable	931	931
Amounts due to an affiliated companies	174,989	91,542

Total current liabilities	196,408	102,713

Other long-term liabilities	3,419	5,130
Advances from affiliated companies	812,198	808,513

Total liabilities	1,012,025	916,356

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized;
1,456,547,942 and 1,456,547,942 shares issued; 1,430,965,312 and 1,437,328,096 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 25,582,630 and 19,219,846 shares, respectively	(121,028)	(90,585)
Additional paid-in capital	3,207,312	3,178,579
Accumulated other comprehensive losses	(11,332)	(18,803)
Accumulated losses	(1,987,396)	(644,788)

Total shareholders’ equity	1,102,121	2,438,968

Total liabilities and shareholders’ equity	$2,114,146	$3,355,324

F-
8
2

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Operating revenues	$14,614	$18,381	$18,267

Operating costs and expenses:
General and administrative	(60,688)	(47,689)	(41,204)
Development costs	(30,242)	(50,795)	(24,095)
Property charges and other	(3,782)	—	—

Total operating costs and expenses	(94,712)	(98,484)	(65,299)

Operating loss	(80,098)	(80,103)	(47,032)

Non-operating income (expenses):
Interest income	58	305	129
Foreign exchange losses, net	(4,871)	(1,983)	(6,958)
Other income, net	14,530	11,627	10,636
Share of results of subsidiaries	(1,195,569)	442,325	378,951

Total non-operating (expenses) income, net	(1,185,852)	452,274	382,758

(Loss) income before income tax	(1,265,950)	372,171	335,726
Income tax credit	2,458	1,002	4,573

Net (loss) income	$(1,263,492)	$373,173	$340,299

F-8
3

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Net (loss) income	$(1,263,492)	$373,173	$340,299
Other comprehensive income (loss):
Foreign currency translation adjustments, before and after tax	7,471	40,529	(33,872)

Other comprehensive income (loss)	7,471	40,529	(33,872)

Total comprehensive (loss) income	$(1,256,021)	$413,702	$306,427

F-8
4

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities:
Net cash provided by operating activities	$389,520	$413,044	$156,698

Cash flow from an investing activity:
Advances to subsidiaries	(282,605)	(100,065)	(14,404)
Cash used in an investing activity	(282,605)	(100,065)	(14,404)

Cash flow s from financing activities:
Dividends paid	(79,116)	(300,995)	(271,531)
Repurchase of shares	(44,977)	—	(655,652)
Proceeds from exercise of share options	1,061	2,700	5,018
Advances from subsidiaries	3,685	24,281	784,232

Net cash used in financing activities	(119,347)	(274,014)	(137,933)

Net (decrease) increase in cash and cash equivalents	(12,432)	38,965	4,361
Cash and cash equivalents at beginning of year	48,645	9,680	5,319

Cash and cash equivalents at end of year	$36,213	$48,645	$9,680

Supplemental cash flow disclosures:
Cash refund for income taxes	$—	$638	$—
Repurchase of shares included in accrued expenses and other current liabilities	$—	$—	$1,670

F-8
5

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENT SCHEDULE 1
(In thousands of U.S. dollars)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2020, approximately
 $
1,288,000 of the restricted net assets were not available for distribution and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2020, 2019 and 2018. The Company received cash dividends of $325,000, $400,000 and $400,000 from its subsidiary during the years ended December 31, 2020, 2019 and 2018, respectively.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out the Company’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries.

F-
8
6