Form 20-F
period 2021-12-31
Melco Resorts & Entertainment LTD
filed 2022-03-31
CIK 1381640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
(Address of principal executive offices)
Amy Kuzdowicz, Senior Vice President, Chief Accounting Officer Tel +852 2598 3600, Fax +852 2537 3618
38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong
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
1,456,547,942 ordinary shares outstanding as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule
 405 of the Securities Act.

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

Yes

☐

No

☐

i

ii

INTRODUCTION
In this annual report
on Form 20-F, unless otherwise
indicated:

•
“2015 Credit Facilities” refers to the HK$13.65 billion (equivalent to US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower, comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to US$500 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility, and following the repayment of all outstanding loan amounts, together with accrued interest and associated costs on May 7, 2020, other than the HK$1.0 million (equivalent to approximately US$128,000) which remained outstanding under the term loan facility and the HK$1.0 million (equivalent to approximately US$128,000) revolving credit facility commitment which remained available under the revolving credit facility, all other commitments under the 2015 Credit Facilities were cancelled;

•
“2020 Credit Facilities” refers to the senior facilities agreement dated April 29, 2020, entered into between, among others, MCO Nominee One, our subsidiary and as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to US$1.90 billion) in a revolving credit facility for a term of five years;

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

•
“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million (equivalent to approximately US$30.0 million), which consist of a HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility and a HK$1.0 million (equivalent to approximately US$128,000) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

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

•
“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, equivalent to approximately US$30.0 million which consist of a HK$233.0 million (approximately US$29.9 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility;

•
“2029 Senior Notes” refers to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 issued by Melco Resorts Finance, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 (“First 2029 Senior Notes”) and US$250.0 million in aggregate principal amount was issued on January 21, 2021 (“Additional 2029 Senior Notes”);

•
“2029 Studio City Notes” refers to the US$1.1 billion aggregate principal amount of 5.00% senior notes due 2029 issued by Studio City Finance, of which US$750.0 million in aggregate principal amount was issued on January 14, 2021 (“First 2029 Studio City Notes”) and US$350.0 million in aggregate principal amount was issued on May 20, 2021 (“Additional 2029 Studio City Notes”);

•	“ADSs” refers to our American depositary shares, each of which represents three ordinary shares;

•
“Altira Hotel” refers to our former subsidiary, Altira Hotel Limited, a Macau company through which we operated hotel and certain other non-gaming businesses at
Altira Macau and which has been merged with Altira Resorts;

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

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

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“DSEC” refers to the Statistics and Census Service of Macau, a department of the government of Macau;

•	“EUR” and “Euro(s)” refer to the legal currency of the European Union;

•	“Greater China” refers to mainland China, Hong Kong and Macau, collectively;

•	“HIBOR” refers to the Hong Kong Interbank Offered Rate;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“HKSE” refers to The Stock Exchange of Hong Kong Limited;

•	“ICR Cyprus” refers to ICR Cyprus Holdings Limited, a company incorporated under the laws of Cyprus, and which we acquired a 75% equity interest upon the completion of the Cyprus Acquisition;

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

•	“Philippine Licensees” refers to holders of the Philippine License, which include the Melco Philippine Parties and the Philippine Parties;

•	“Philippine Parties” refers to SM Investments Corporation, Belle Corporation and PremiumLeisure and Amusement, Inc.;

•	“Philippine peso(s)” and “PHP” refer to the legal currency of the Philippines;

•	“Renminbi” and “RMB” refer to the legal currency of the PRC;

•	“SC ADSs” refers to the American depositary shares of SCI, each of which represents four Class A ordinary shares of SCI;

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

•
“Studio City Company Notes” refers to, collectively, the (i) US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 (the “2019 Studio City Company Notes”), (ii) the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (the “2021 Studio City Company Notes”), each issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment in full upon maturity in November 2019 (in the case of the 2019 Studio City Company Notes) and the redemption of all remaining outstanding amounts in August 2020 (in the case of the 2021 Studio City Company Notes), and (iii) the US$350.0 million aggregate principal amount of 7.00% senior secured notes due 2027 (the “2027 Studio City Company Notes”) issued by Studio City Company on February 16, 2022;

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

•	“Studio City Notes” refer to, collectively, the 2025 Studio City Notes, the 2028 Studio City Notes, the 2029 Studio City Notes and the 2027 Studio City Company Notes;

•
“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (equivalent to approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (equivalent to approximately US$100 million), and which was amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

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
This annual report
on Form 20-F includes our
audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 and as of December 31, 2021 and 2020.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report
on Form 20-F contains forward-looking
statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. See “Item 3. Key Information — D. Risk Factors” for a discussion of some risk factors that may affect our business and results of operations. Moreover, because we operate in a heavily regulated and evolving industry, may become highly leveraged and operate across various geographies including Macau, a market with intense competition and where the Macau Legislative Assembly is currently considering a proposal to amend the key gaming legislation, the Philippines, a market that is expected to experience growth over the next several years, and Cyprus, a new market with significant growth potential, new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement.
In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based the forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	the material impact of the global COVID-19 outbreak on our business, financial results and liquidity, which could worsen and persist for an unknown duration;

•	the reduced access to our target markets due to travel restrictions, and the potential long-term impact on customer retention;

•
restrictions or conditions on visitation by citizens of the PRC to Macau, the Philippines and Cyprus, including in connection with the
COVID-19
outbreak, with respect to which we are unable to predict when all, or any of, such travel restrictions will be eased, or the period of time required for tourism to return to pre-pandemic
levels (if at all);

•
the impact on the travel and leisure industry from factors such as an outbreak of an infectious disease, such as the
COVID-19
outbreak, extreme weather patterns or natural disasters, military conflicts and any future security alerts and/or terrorist attacks or other acts of violence;

•	general domestic or global political and economic conditions, including in the PRC and Hong Kong, which may impact levels of travel, leisure and consumer spending;

•	our ability to successfully operate our casinos;

•	our ability to obtain an extension of our Macau gaming subconcession until December 31, 2022 and successfully tender for a new gaming concession in Macau;

•	our ability to obtain or maintain all required governmental approvals, authorizations and licenses for our operations;

•	our compliance with conditions and covenants under the existing and future indebtedness;

•
laws, rules and regulations which could bar the trading of the American depositary shares of our company and of SCI in the United States such as the Holding Foreign Companies Accountable Act and the rules promulgated thereunder;

•	capital and credit market volatility;

•	our ability to raise additional capital, if and when required;

•	our future business development, results of operations and financial condition;

•	the expected growth of the gaming and leisure market in Macau, the Philippines and Cyprus;

•	the liberalization of travel restrictions on PRC citizens and convertibility of the Renminbi;

•	the tightened control of certain cross-border fund transfers from the PRC;

•	the availability of credit for gaming patrons;

•	the uncertainty of tourist behavior related to spending and vacationing at casino resorts in Macau, the Philippines and Cyprus;

•	fluctuations in occupancy rates and average daily room rates in Macau and the Philippines;

•	our ability to continue to develop new technologies and/or upgrade our existing technologies;

•	cybersecurity risks including misappropriation of customer information or other breaches of information security;

•	our ability to protect our intellectual property rights;

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

•
government policies, laws and regulations relating to the leisure and gaming industry, including proposed amendments to the gaming law, the extension of current concessions and subconcessions contracts and the tender for new gaming concessions in Macau, and the legalization of gaming in other jurisdictions;

•	significantly increased regulatory scrutiny on Macau gaming promoters’ operations that has resulted in the cessation of business of many gaming promoters in Macau;

•	the completion of infrastructure projects in Macau, the Philippines and Cyprus;

•	our ability to retain and increase our customers;

•	our ability to offer new services and attractions;

•	the outcome of any current and future litigation; and

•	other factors described under “Item 3. Key Information — D. Risk Factors.”
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
EXCHANGE RATE INFORMATION
The majority of our current revenues are denominated in H.K. dollars, whereas our current expenses are denominated predominantly in Patacas, H.K. dollars, the Philippine peso and Euros. Unless otherwise noted, all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars in this annual report on Form 20-F were made at a rate of HK$7.798487 to US$1.00.
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
The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Patacas to U.S. dollars in this annual report on Form 20-F were made at the exchange rate of MOP8.032451 = US$1.00. This annual report on Form 20-F also contains translations of certain Renminbi, the Philippine peso, Euro and Australian dollar amounts into U.S. dollars. Unless otherwise stated, all translations from Renminbi, Euros and Philippine peso to U.S. dollars in this annual report on Form 20-F were made at RMB6.376006 to US$1.00, EUR0.883108 to US$1.00 and PHP50.774308 to US$1.00, respectively.
We make no representation that any RMB, EUR, PHP or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB or EUR or PHP, as the case may be, at any particular rate or at all.
PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. [RESERVED]
B. CAPITALIZATION AND INDEBTEDNESS
Not applicable.
C. REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D. RISK FACTORS
Melco Resorts & Entertainment Limited is a Cayman Islands holding company. We conduct our operations primarily in Macau, as well as in Cyprus and the Philippines. Our operations in the PRC are currently limited to a wholly-owned subsidiary that hosts the domain names of our PRC websites and other online platforms which promote our non-gaming
amenities in the PRC, and we do not have any material assets or operations in the PRC. We have no variable interest entities in our corporate structure.
We face various legal and operational risks and uncertainties as a company primarily operating in Macau, as well as certain risks associated with operating in Cyprus and the Philippines. Actions by the PRC government can also significantly affect our business by, for example, placing limits on the ability of PRC residents to travel or remit currency outside of the PRC. We also face risks associated with regulatory approvals for new gaming concessions and changes to gaming laws in the markets in which we operate including the recently proposed amendments to Macau’s gaming laws, as well as the lack of inspection rights from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors.
You should carefully consider all of the information in this annual report before making an investment in the ADSs. The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D. “Risk Factors” in this annual report for a more thorough description of these and other risks.
You should carefully consider the following risk factors in addition to the other information set forth in this annual report. Our business, financial condition and results of operations can be affected materially and adversely by any of the following risk factors.
Risks Relating to Our Business and Operations

•	Risks relating to the COVID-19 outbreak and other epidemics and pandemics.

•	Risks relating to our significant projects in various phases of development, including construction risks.

•	Risks relating to generating a substantial portion of revenues and cash from Macau and the Philippines.

•	Risks relating to operating in a highly regulated industry, including complying with regulatory requirements for and restrictions on the development of Studio City and City of Dreams Mediterranean.

•	Risks relating to regional political, social, economic and legal and regulatory risks in Macau, the Philippines and Cyprus, and uncertainties in the legal systems in the PRC.

•
Risks relating to us being delisted from the Nasdaq and SCI being delisted from the New York Stock Exchange if the PCAOB continues to be unable to inspect our independent registered public accounting firm for three years.

•	Risks relating to inadequate transportation infrastructure that may hinder increase in visitation to our properties

•	Risks relating to natural disasters and extreme weather phenomena.

•	Risks relating to facing intense competition.

•	Risks relating to dependence on the continued efforts of our senior management and retaining qualified personnel.

•	Risks relating to inadequate insurance coverage.

•	Risks relating to operating in the gaming industry, including risk of cheating and counterfeiting, inability to collect receivables from credit customers.

•	Risks relating to mergers, acquisitions, strategic transactions, investments and developing new branded products or entering into new business lines.

•	Risks relating to fluctuations in currency exchange rates of currencies used in our business and availability of credit.

•	Risks relating to failure to comply with anti-corruption laws and anti-money laundering policies.

•	Risks relating to cybersecurity risks and failure to protect the integrity and security of data, including customer information.

•
Risks relating to having a significant majority of operations in Macau, uncertainties in the legal systems in the PRC, and policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time.

•	Risks relating to protection or alleged infringement of intellectual property rights.

•	Risks relating to environmental, social and governance and sustainability related concerns
Risks Relating to Operating in the Gaming Industry in Macau

•	Risks relating to the Melco Resorts Macau’s Subconcession Contract.

•	Risks relating to restrictions on export of Renminbi.

•	Risks relating to adverse changes or developments in gaming laws or other regulations in Macau.

•	Risks relating to limits on the maximum number of gaming tables in Macau.
Risks Related to Operating in the Gaming Industry in the Philippines

•	Risks related to tenancy relationships as the land and buildings comprising the site of City of Dreams Manila are leased.

•	Risks relating to the regulatory requirements for and restrictions on the operation of City of Dreams Manila.

•	Risks relating to a suspension of VIP gaming operations at City of Dreams Manila under certain circumstances.
Risks Relating to Operating in the Gaming Industry in Cyprus

•	Risks relating to the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of our Cyprus casinos.

•	Risks relating to the regulatory requirements for and restrictions on our operations in Cyprus and the development of City of Dreams Mediterranean.
Risks Relating to Our Corporate Structure and Ownership

•	Risks relating to the substantial influence our controlling shareholder has over us.

•	Risks relating to competing with Melco International on casino projects.

•	Risks relating to SCI’s ability to remain in compliance with the New York Stock Exchange requirements for its continued listing.
Risks Relating to Our Financing and Indebtedness

•	Risks relating to our current, projected and potential future indebtedness and our need for additional financing.

•	Risks relating to the inability to generate sufficient cash flow to meet our debt service obligations.

•	Risks relating to compliance with credit facilities and debt instruments.

Risks Relating to Our Business and Operations
The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations.
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
orders and required closures of
non-essential
businesses. Since the beginning of the
COVID-19
outbreak, variants of the coronavirus such as Delta and Omicron have emerged and caused widespread global outbreaks due to their increased transmissibility and/or ability to cause more severe disease. The
COVID-19
outbreak has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets.
As a result of the
COVID-19
outbreak, the PRC government suspended the issuance of group and individual travel visas from the PRC to Macau and the Hong Kong SAR government suspended all ferry and helicopter services between Hong Kong and Macau. In addition, the Macau government required all casinos in Macau to be closed for a
15-day
period in February 2020. Upon resumption of operations in February 2020, casinos in Macau were required to implement health-related precautionary measures, including temperature checks, mask protection, health declarations and requirements that gaming patrons be stopped from congregating together, that limits are imposed on the number of players and spectators at tables, that gaming patrons be prohibited from sitting in adjacent seats at gaming tables and that gaming patrons and casino employees maintain minimum physical distances.
While some quarantine-free travel, subject to
COVID-19
safeguards such as testing and the usual visa requirements, was reintroduced between Macau and an increasing number of areas and cities within the PRC in progressive phases from June 2020, our operations have been impacted by periodic travel restrictions and quarantine requirements being imposed by the governments of Macau, Hong Kong and the PRC in response to various outbreaks and also due to the PRC’s “dynamic zero” policy. The appearance of
COVID-19
cases in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers are no longer required to undergo a 14 day quarantine on arrival in Zhuhai (which borders Macau in the PRC), and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. The validity of nucleic acid tests to enter Macau and quarantine requirements upon entry to Macau vary from time to time and is currently set at 24 hours for entry from Zhuhai. Health-related precautionary measures remain in place and non-resident
individuals who are not residents of Taiwan, Hong Kong or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or the PRC in the preceding 21 days and are eligible for an exemption application.
According to the DSEC, visitor arrivals to Macau increased by 30.7% on a year-over-year basis in 2021 as compared to 2020 while, according to the DICJ, gross gaming revenues in Macau rose by 43.7% on a year- over-year basis in 2021. However, visitor arrivals in 2021 were still 80.4% lower than in 2019, and gross gaming revenues in 2021 were still 70.3% lower than in 2019.
In the Philippines, Metro Manila was subject to varying degrees of community quarantine and related restrictions periodically throughout a significant part of 2021 which affected our operations there. For approximately 12 weeks in 2021, City of Dreams Manila’s casino was closed entirely. During the period that City of Dreams Manila’s casino was opened in 2021, varying degrees of restrictions were imposed to limit operating capacities. Our three hotels at City of Dreams Manila and certain dining establishments at City of Dreams Manila were also subject to restrictions on operating capacities and other social distancing and health and safety requirements throughout a significant part of 2021. Such measures have had, and may continue to have, an adverse effect on the operations of City of Dreams Manila.

In Cyprus, the ongoing
COVID-19
outbreak led to restrictions being imposed throughout 2021 by the government of Cyprus that included, curfews, restrictions on gatherings, sports, food and beverage and retail businesses, restrictions of inbound flights to Cyprus and closure of various other businesses, including our casino operations in Cyprus. These restrictions included a full lockdown and night curfew in January 2021 and another lockdown imposed from late April to early May 2021. As a result, our casino operations in Cyprus were also closed from January 1, 2021 to May 16, 2021. Inbound travel to Cyprus has gradually eased since May 2021 with countries categorized based on their epidemiological situation such that the entry requirements may range from free entry to requiring proof of vaccination status, results of
COVID-19
tests, the EU Digital COVID Certificate for EU passport holders and legal residents of Cyprus or the grant of special permission for entry, depending on the travel history of the inbound traveller. Since June 2021, the authorities have also eased certain pandemic prevention restrictions within Cyprus such that most businesses may operate close to pre-lockdown
levels, although restrictions such as reduced capacity of people allowed in indoor areas and other health protective measures remain in place. The surge in
COVID-19
cases since December 2021 led to, among others, the introduction of certain gathering restrictions and enhanced
COVID-19
test requirements for entry into venues such as restaurants and other entertainment venues in Cyprus, although our casinos in Cyprus remained open and certain restrictions have been eased from February 21, 2022. Our operations in Cyprus are currently still subject to certain
COVID-19
health and safety measures, which are likely to remain in place for the duration of the pandemic. Such measures have had, and will likely continue to have, an adverse effect on the operations of our Cyprus properties.
The
COVID-19
outbreak has also caused severe disruptions to the businesses of our tenants and other business partners, which may increase the risk of them defaulting on their contractual obligations with us, which may adversely affect our business, financial condition and results of operations, including causing increases in our bad debts.
As the impact from
the COVID-19
outbreak is ongoing, the pace of recovery
from COVID-19 will
depend on future events, including the duration of travel and visa restrictions, the pace of vaccination progress, development of new medicines for COVID-19, the
impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from the COVID-19 outbreak,
and remains highly uncertain. While
COVID-19
vaccines have been approved and administered in various countries, the continued production, distribution and administration of any such vaccines, including regular booster doses of vaccines, on a widespread basis may take a significant amount of time, and there can be no assurances as to the long-term safety and efficacy of such vaccines or if the current vaccines will be effective against new strains of the coronavirus that cause
COVID-19.
Moreover, even if the
COVID-19
outbreak subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all.
The disruptions to our business caused by the
COVID-19
outbreak have had an adverse effect on our operations. For the years ended December 31, 2021, 2020 and 2019, our operating revenues generated amounted to US$2.01 billion, US$1.73 billion and US$5.74 billion, respectively. Lower operating revenues in 2021 and 2020 than in 2019 were mainly due to the effects of
COVID-19.
As such disruptions are ongoing, they could materially impact our business, prospects, financial condition and results of operations.
Our operating history may not serve as an adequate basis to judge our future operating results and prospects. We have significant projects in various phases of development and therefore are subject to significant risks and uncertainties.
Our business operating history is shorter than some of our competitors and therefore may not serve as an adequate basis for your evaluation of our business and prospects. City of Dreams commenced operations in June 2009 and Morpheus, the third phase of City of Dreams, opened in June 2018. In addition, City of Dreams Manila commenced operations in December 2014 and Studio City commenced operations in October 2015. We also operate a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and are developing City of Dreams Mediterranean in Cyprus, a project in which we acquired a 75% equity interest in

July 2019 and is expected to open during the second half of 2022. Furthermore, we have significant projects, such as the remaining development of the land on which Studio City is located and City of Dreams Mediterranean in Cyprus as described above, both of which are in various phases of development.
We face certain risks, expenses and challenges in operating gaming businesses in intensely competitive markets. Some of the risks relate to our ability to:

•	fulfill conditions precedent to draw down or roll over funds from current and future credit facilities;

•	respond to economic uncertainties, including the social and economic disruptions caused by the COVID-19 outbreak;

•	comply with covenants under our existing and future debt issuances and credit facilities;

•	raise additional capital, as required;

•	respond to changing financing requirements;

•	operate, support, expand and develop our operations and our facilities;

•	attract and retain customers and qualified employees;

•	maintain effective control of our operating costs and expenses;

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

If we are unable to complete any of these tasks or successfully manage one or more of the risks, we may be unable to operate our businesses in the manner we contemplate and generate revenues from such projects in the amounts and by the times we anticipate. We may also be unable to meet the conditions to draw on our existing or future financing facilities in order to fund various activities, which may result in a default under our existing or future financing facilities. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.
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
While we commenced operation of our temporary casino and satellite casinos in Cyprus, we primarily depend on our properties in Macau and City of Dreams Manila for our cash flow. Given that our operations are and will be primarily conducted based on our principal properties in Macau and one property in Manila prior to the opening of City of Dreams Mediterranean, we are and will be subject to greater risks resulting from limited diversification of our businesses and sources of revenues as compared to gaming companies with more operating properties in various geographic regions. These risks include, but are not limited to:

•	changes in Macau, the PRC and Philippine laws and regulations, including gaming laws and regulations or interpretations thereof, as well as the PRC travel and visa policies;

•	dependence on the gaming, tourism and leisure market in Macau and the Philippines;

•	limited diversification of businesses and sources of revenues;

•
a decline in air, land or ferry passenger traffic to Macau or the Philippines from the PRC or other areas or countries due to higher ticket costs, fears concerning travel, travel restrictions or otherwise, including as a result of the outbreak of widespread health epidemics or pandemics, such as the outbreak of
COVID-19;

•	a decline in economic and political conditions in Macau, the PRC, the Philippines or Asia, or an increase in competition within the gaming industry in Macau, the Philippines or generally in Asia;

•	inaccessibility to Macau or the Philippines due to inclement weather, road construction or closure of primary access routes;

•	austerity measures imposed now or in the future by the governments in the PRC or other countries in Asia;

•	tightened control of cross-border fund transfers, foreign exchange and/or anti-money laundering regulations or policies effected by the Chinese, Macau and/or Philippine governments;

•	any enforcement or legal measures taken by the Chinese government to deter gaming activities and/or marketing thereof;

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
All of our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects.
All of our current and future construction projects are and will be subject to a number of risks, including:

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

•	disputes with, and defaults by, contractors and subcontractors and other counter-parties;

•	personal injuries to workers and other persons;

•	environmental, health and safety issues, including site accidents and the spread or outbreak of infectious diseases, such as the ongoing COVID-19 outbreak;

•	weather interferences or delays;

•	fires, typhoons and other natural disasters;

•	geological, construction, excavation, regulatory and equipment problems; and

•	other unanticipated circumstances or cost increases.
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
We have certain projects under development or intended to be developed pursuant to our expansion plan. The completion of these projects is subject to a number of contingencies, including adverse developments in applicable legislation, delays or failures in obtaining necessary government licenses, permits or approvals, disruptions to key supply markets, including shortages of, and price increases in energy, materials and skilled and unskilled labor, and inflation, including any disruptions resulting from the
COVID-19
outbreak. The occurrence of any of these developments could increase the total costs or delay or prevent the construction or opening of new projects, which could materially and adversely affect our business, financial condition and results of operations. For example, construction work at our City of Dreams Mediterranean project was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential
business activities due to the
COVID-19
outbreak. We may also require additional financing to develop our projects. Our ability to obtain such financing depends on a number of factors beyond our control, including market conditions such as the economic disruptions caused by the effect of the global
COVID-19
outbreak, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. In particular, the development of the City of Dreams Mediterranean project is still ongoing and still requires significant additional capital investments. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations” for a discussion of the risks relating to the financing of the development of the City of Dreams Mediterranean project.
There is no assurance that the actual construction costs related to our projects will not exceed the costs we have projected and budgeted. In addition, construction costs, particularly labor costs, are increasing in Macau and in Cyprus, where we are developing the remaining development project at Studio City in Macau and City of Dreams Mediterranean in Cyprus, respectively, and we believe that they are likely to continue to increase due to the significant building activity and the ongoing labor shortage in Macau and the increase in building activity and labor shortage in Cyprus, respectively. In addition, immigration and labor regulations as well as travel restrictions imposed as a result of a
COVID-19
outbreak in Macau or the PRC may limit or restrict our

contractors’ ability to obtain sufficient laborers from the PRC to make up for any shortages in available labor in Macau and help reduce construction costs and in the case for Cyprus, our contractors may have to make up for any shortages in available labor from other European countries which could increase our labor costs and which may also be impacted by the travel restrictions imposed as a result of the
COVID-19
outbreak. For example, the
COVID-19
outbreak has caused, among others, disruptions to the supply and import of labor and also equipment and materials for our projects in Macau and Cyprus. Continuing increases in construction costs in Macau and Cyprus will increase the risk that construction will not be completed on time, within budget or at all, which could materially and adversely affect our business, cash flow, financial condition, results of operations and prospects.
Construction is subject to hazards that may cause personal injury or loss of life, thereby subjecting us to liabilities and possible losses, which may not be covered by insurance.
The construction of large-scale properties, including the types of projects we are or may be involved in, can be dangerous. Construction workers at such sites are subject to hazards that may cause personal injury or loss of life, thereby subjecting the contractors and us to liabilities, possible losses, delays in completion of the projects and negative publicity. For example, in December 2021, there was a fatality at the construction site at the remaining development project at Studio City and certain façade-related
works were suspended for approximately two weeks. We believe, and require, our contractors take safety precautions that are consistent with industry practice, but these safety precautions may not be adequate to prevent serious personal injuries or loss of life, damage to property or delays. If accidents occur during the construction of any of our projects, we may be subject to delays, including delays imposed by regulators, liabilities and possible losses, which may not be covered by insurance, and our business, prospects and reputation may be materially and adversely affected.
We are developing the remaining development project at Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by December 27, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.
Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. In accordance with the Studio City land concession and the extension granted by the Macau government, the land on which Studio City is located must be fully developed by December 27, 2022.
While we opened Studio City in October 2015, development for the remaining land of Studio City is still ongoing. Although we have already made significant capital investments for the development for the remaining land of Studio City, we expect to require significant additional capital investments to complete the development. As of December 31, 2021, we had incurred approximately US$721.0 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.2 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the economic disruptions caused by the effect of the global
COVID-19
outbreak and lenders’ perceptions of, and demand for the debt financing for, the remaining development project at Studio City. The recent sell-off
in Chinese property bonds has negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators. There is no guarantee that we can secure the necessary additional capital investments, including any debt or equity financing, required for the development of the remaining project at Studio City in a timely manner or at all.

There is also no guarantee that we will complete the development of the remaining land of Studio City by the deadline, including due to any disruptions from the
COVID-19
outbreak, worldwide supply chain disruptions and constraints or inclement weather, among other factors. Any further extension of the development period for the remaining development project at Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us any further extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which may materially and adversely affect our business and prospects, results of operations and financial condition.
We may be required to amend the terms of the land concession for Studio City and complete certain procedures to comply with the terms of the proposed amended gaming law. In the event we are unable to complete such procedures on time or at all, this may have a material adverse effect on the operation of our Studio City Casino, including its suspension or cessation, which may materially and adversely affect our business, our operations and our financial condition.
In January 2022, the Macau government put forth a proposed law amending the gaming law for approval by the Macau Legislative Assembly. Such proposed law is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022. Under the initially put forth proposed law amending the gaming law, it is contemplated that after a transition period of three years, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire or premises leased or otherwise granted a right to use by the Macau government. At present, Studio City, and not Melco Resorts Macau, owns the premises of Studio City Casino. In order to comply with the requirements of the proposed law, if enacted under its currently proposed terms, in order for the gaming business to continue at the Studio City Casino, Studio City would be required to transfer the Studio City Casino premises to Melco Resorts Macau. For that purpose, Studio City would need to seek an amendment to the terms of the Studio City land grant as well as comply with and complete various other administrative procedures which are subject to the Macau government’s consents, approvals and authorizations. If the proposed law is adopted in its current form and Studio City is unable to obtain all consents, approvals and/or authorizations from the Macau government and complete the necessary procedures within the three year transition period, or at all, it could have a material adverse effect on the operation of the Studio City Casino, including suspension of its operations, which will materially and adversely affect our business and prospects, results of operations and financial condition.
Studio City Casino is operated by us through the Services and Right to Use Arrangements under our subconcession. Changes in Macau’s gaming law or the requirements applicable to any new concession granted to us by the Macau government could necessitate amendments to or the termination of the Services and Right to Use Arrangements, which may have a material adverse effect on the operation of our Studio City Casino.
Melco Resorts Macau and our subsidiary, Studio City Entertainment Limited (“
Studio City Entertainment
”), have entered into a services and right to use agreement pursuant to which the Melco Resorts Macau agrees to operate Studio City Casino (together with the reimbursement agreement and other agreements or arrangements entered into from time to time regarding the operation of Studio City Casino, the “
Services and Right to Use Arrangements
”) since Studio City does not hold a gaming license in Macau. Under such arrangements, Melco Resorts Macau pays gaming taxes and the costs incurred in connection with its on-going
operations from Studio City Casino’s gross gaming revenues. Studio City receives the residual amount and recognizes such residual amount as revenue from provision of gaming related services.
As noted above, the Macau government has proposed amending its gaming law which, if adopted in its initially proposed form, would require, among other things, that Studio City transfer the premises of the Studio

City Casino to Melco Resorts Macau as the concessionaire for such casino within a three-year transition period. However, even if we are able to obtain all consents, approvals and/or authorizations from the Macau government and complete the necessary procedures to effect such transfer, it is not clear from the proposed law how this would affect the status of the existing services agreements or the arrangements implemented in such agreements after the three-year transition period. There is a risk that after the three-year transition period the existing Services and Right to Use Arrangements may terminate or may be required to be amended or replaced to comply with the amended gaming law or other applicable regulations. If the Services and Right to Use Arrangements are terminated, we may not be able to enter into a new services agreement. In addition, any amended or replaced terms of the Services and Right to Use Arrangements required to comply with the new applicable law may not be comparable to our current arrangements and may not be acceptable to us in whole or in part. Moreover, even if these provisions of the proposed law are not adopted in its initially proposed form or at all, upon the award of new concessions, the Macau government’s approval of the Services and Rights to Use Arrangements may be revoked, and we may not be able to enter into an arrangement for the operation of Studio City Casino on comparable terms or terms that are acceptable to us or at all. If any of the above materializes, it may have a material adverse effect on the operations of the Studio City Casino and, in turn, affect our financial condition and results of operations.
We are developing the City of Dreams Mediterranean project in Cyprus and are required under the Cyprus License to open the integrated casino resort by September 30, 2022. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.
Our subsidiary, Integrated Casino Resorts, was granted the Cyprus License by the government of Cyprus on June 26, 2017 to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. Following the extension granted by the government of Cyprus, the Cyprus License currently requires us to open the integrated casino resort in Limassol, namely City of Dreams Mediterranean, by September 30, 2022, and if we fail to meet such timeline, Integrated Casino Resorts is required to pay the government of Cyprus EUR10,000 (equivalent to approximately US$11,324) for each day of delay and up to a maximum of EUR1.0 million (equivalent to approximately US$1.1 million). If such delay continues for 100 business days, the government of Cyprus has the right to terminate the Cyprus License immediately without any obligation to offer any compensation to us. The development of City of Dreams Mediterranean is still ongoing and there is no guarantee that we will complete the development of the City of Dreams Mediterranean project and open by the deadline. The
COVID-19
outbreak has also caused significant disruptions to the construction work at City of Dreams Mediterranean. For example, construction work at City of Dreams Mediterranean was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential
business activities due to the
COVID-19
outbreak. There is no assurance that the Cyprus government will not impose additional restrictions due to the
COVID-19
outbreak, which could cause further significant disruptions to the construction work at City of Dreams Mediterranean. Prior to the
COVID-19
outbreak, we estimated that City of Dreams Mediterranean would open at the end of 2021. With the disruptions from the
COVID-19
outbreak, we have applied for, and the government of Cyprus has granted, an extension of the relevant period to September 30, 2022. If the scheduled opening date of City of Dreams Mediterranean is further delayed and extended beyond the current estimated date, we will have to apply for a further extension of the relevant period. Any application for an extension of the relevant period shall be subject to the review and approval of the government of Cyprus at its discretion and there can be no assurance that the government of Cyprus will grant us any necessary extension or not exercise its right to terminate the Cyprus License in the circumstances highlighted above. In the event that no further extension is granted by the government of Cyprus and the Cyprus License is terminated, we could lose all or substantially all of our investment in Cyprus and may not be able to continue to operate our operations in Cyprus as planned, which may materially and adversely affect our business and prospects, results of operations and financial condition.

Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitation to our properties and have a material adverse effect on our results of operations.
The strength and profitability of our business will depend on consumer demand for integrated resorts and leisure travel in general. Terrorist and violent criminal activities in Europe, the United States, Southeast Asia and elsewhere, military conflicts in the Middle East, social events, natural disasters such as typhoons, tsunamis and earthquakes, and outbreaks of widespread health epidemics or pandemics, including the
COVID-19
outbreak, have and may continue to negatively affect travel and leisure expenditures, including lodging, gaming and tourism. We cannot predict the extent to which such acts or events may affect us, directly or indirectly, in the future. See also “— The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations” and “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.” We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant political, social and economic developments in Macau and the PRC and our business is sensitive to the willingness and ability of our customers to travel. In particular, our operating results may be adversely affected by:

•	changes in Macau’s and the PRC’s political, economic and social conditions, including any slowdown in economic growth in the PRC;

•
tightening of travel or visa restrictions to Macau or from the PRC, including due to the outbreak of infectious disease, such as the
COVID-19
outbreak, or austerity measures which may be imposed by the Chinese government;

•	measures that may be introduced to control inflation, such as interest rate increases or bank account withdrawal controls; and

•	changes in the tax laws and regulations.
For example, our business and operations are affected by the travel or visa restrictions imposed by the PRC on its citizens from time to time. Even before the
COVID-19
outbreak, the Chinese government imposed restrictions on exit visas granted to resident citizens of the PRC for travel to Macau. The government further restricts the number of days that resident citizens of the PRC may spend in Macau for certain types of travel. Such travel and visa restrictions, and any changes imposed by the Chinese government from time to time, could disrupt the number of visitors from the PRC to our properties.
Our operations in Macau are also exposed to the risk of changes in laws and policies that govern operations of Macau-based companies. Tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby adversely affecting our profitability after tax. Further, certain terms of our gaming subconcession, the proposed extension of such subconcession from June 26, 2022 to December 31, 2022 (which the Macau government recently announced) or the grant of a new concession may be subject to negotiations with the Macau government, including with respect to the amount of any premium we will be obligated to pay the Macau government in order to continue operations. For example, the proposed law to amend the Macau gaming law contemplates the payment of a special premium if gross gaming revenue falls below the gross gaming revenue threshold set by the Macau government. The results of any such negotiations could have a material adverse effect on our results of operations and financial condition. In addition, the demand for gaming activities and related services and luxury amenities that we provide through our operations is dependent on discretionary consumer spending and, as with other forms of entertainment, is susceptible to downturns in global and regional economic conditions. An economic downturn may reduce consumers’ willingness to travel and reduce their spending overseas, which would adversely impact us as we depend on visitors from the PRC and other countries to generate a substantial portion of our revenues. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as perceived or actual general economic conditions, high energy and food prices, the increased cost of travel, weak segments of the job market, perceived or actual disposable consumer income and wealth, fears of recession and changes in consumer confidence in the economy or fears of armed conflict or future acts of terrorism. An extended period of reduced discretionary spending and/or disruptions or declines in airline travel could materially and adversely affect our business, results of operations and financial condition.
In addition, our business and results of operations may be materially and adversely affected by any changes in the PRC’s economy, including any decrease in the pace of economic growth. Various factors have recently negatively impacted economic growth in the PRC, including the government’s efforts to cool the PRC’s housing market and disruptions caused by
COVID-19,
leading to reduced consumer discretionary budget and ultimately affecting their spend on travel and leisure. Moreover, the PRC’s common prosperity drive which started in 2021 aims to narrow the nation’s wealth gap by reducing wealth inequality; any changes in the income tax rate or government policy which discourages conspicuous consumption may affect the spending patterns of our patrons. All of these measures as well as a number of measures taken by the Chinese government in recent years to control the rate of economic growth, including those designed to tighten credit and liquidity, may have contributed to a slowdown of the PRC’s economy. According to the National Bureau of Statistics of China, the PRC’s GDP growth rate was 8.1% in 2021. Although this figure was higher than the 2.2% in 2020, the GDP growth has been slowing down on each sequential quarter with the fourth quarter of 2021 reporting a 4.0% year-over-year growth only. Any slowdown in the PRC’s future growth may have an adverse impact on financial markets, currency exchange rates and other economies, as well as the spending of visitors in Macau and our properties. There is no guarantee that economic downturns, whether actual or perceived, any further decrease in economic growth rates or an otherwise uncertain economic outlook in the PRC will not occur or persist in the future, that they will not be protracted or that governments will respond adequately to control and reverse such conditions, any of which could materially and adversely affect our business, financial condition and results of operations.
City of Dreams Manila is located in the Philippines and is subject to certain economic, political and social risks within the Philippines. The Philippines has in the past experienced severe political and social instability, including acts of political violence and terrorism. Any future political or social instability in the Philippines could adversely affect the business operations and financial conditions of City of Dreams Manila. In addition, the Philippines will hold its national elections in May 2022 which could result in changes in the administration and may affect the present leadership of our regulators such as PAGCOR. Any changes in the policies of the government or laws or regulations, or in the interpretation or enforcement of these laws and regulations, such as anti-smoking policies or legislation, may negatively impact consumption patterns of visitors to City of Dreams Manila and could adversely affect our business operations and financial condition.
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
The subtropical climate and location of both Macau and the Philippines render them susceptible to typhoons, heavy rainstorms and other natural disasters, while Cyprus is also susceptible to heavy rainstorms and other natural disasters. In the event of a major typhoon, or other natural disasters in Macau or the Philippines, our properties may be severely damaged, our operations may be materially and adversely affected and our properties may even be required to temporarily cease operations by regulatory authorities. Any flooding, unscheduled interruption in the technology or transportation services or interruption in the supply of public utilities is likely to result in an immediate and possibly substantial loss of revenues due to a shutdown of any of our properties and material adverse effect on our business operations and financial condition.
Our operations in Cyprus are subject to certain economic, political and social risks within Cyprus, particularly in the occupied part of Cyprus. There are ongoing political, social and economic issues in Cyprus relating to the division of the island following the Turkish invasion of Cyprus in 1974, with the occupied part of Cyprus controlled by Turkey and its military. These issues have been escalated due to the discovery and exploration of natural gas in Cyprus’ economic zones as well as in the economic zones around Cyprus. Turkey has unilaterally created its own economic zones overlapping the Cyprus ones and has initiated exploratory drilling in the area. Any future political or social instability in Cyprus could adversely affect the business operations and financial conditions of our casinos in Cyprus, as well as the development of City of Dreams Mediterranean. In addition, changes in government policies, laws or regulations, or in the interpretation or enforcement of these laws and regulations, may negatively impact consumption patterns of visitors to our facilities in Cyprus and could adversely affect our business operations and financial condition. On the economic front, Cyprus was affected by a financial crisis in 2013 caused partly by the wider European sovereign debt crisis since 2011. Although Cyprus has emerged from the financial crisis relatively quickly after a few years of recession, its relatively small and open economy means it remains susceptible to rapid changes in economic conditions in the neighboring regions or globally.
In addition, the global macroeconomic environment is facing significant challenges, including the economic disruptions caused by the effect of the responses to the global
COVID-19
outbreak, and dampened business sentiment and outlook. These events have also caused significant declines as well as volatility in global equity and debt capital markets, further elevating the risk of an extended global economic downturn or even a global recession that could in turn trigger a severe contraction of liquidity in the global credit markets. Even prior to these events, the global economy was facing the end of quantitative easing by the U.S. Federal Reserve, the continuation of international trade conflicts, including the trade disputes between the United States and China and the potential further escalation of trade tariffs and related retaliatory measures between these two countries and globally. There is considerable uncertainty over the impact and duration of the
COVID-19
outbreak on the global macroeconomic environment. In addition, tensions between the United States and China have continued to escalate since 2020 in connection with ongoing trade disputes as well as other political factors, including the
COVID-19
outbreak and the status of Hong Kong. Finally, rising inflation rates globally and in places where we operate may not only weaken discretionary spending of our customers but also increase our operating costs due to possible hikes in salary payments for our staff or key expenditures in our business. Potential interest rate hikes from one or more central banks across the world to address inflation or other macroeconomic factors would increase the cost of credit throughout the economies, impacting cashflows for both businesses and consumers as they spend more on interest payments, which in turn reduces the amount available for capital investments and for discretionary consumption.

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
Considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and the PRC, remains. There have been concerns over conflicts, unrest and terrorist threats in the Ukraine, Middle East, Europe and Africa, including the recent military conflict between Russia and Ukraine, which has led to sanctions and export controls imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. The conflict has also caused volatility in global financial markets as well as rising prices in oil, gas and other commodities. In addition, concerns over conflicts involving the United States and Iran and potential conflicts involving the Korean peninsula persist. Any severe or prolonged slowdown in the global economy or increase in international trade or political conflicts may materially and adversely affect our business, results of operations and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and internal control over financial reporting and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in Hong Kong, a special administrative region of the PRC where the PCAOB has been unable to conduct inspections without the approval of the local authorities, our auditor and its audit work is not currently inspected by the PCAOB.
This lack of PCAOB inspections prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors of our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in Hong Kong makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of Hong Kong and China that are subject to the PCAOB inspections, which could cause investors and potential investors of our securities to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be delisted and our ADSs and shares prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCAA, if the PCAOB is unable to inspect or fully investigate auditors located in Hong Kong. On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from trading on a national securities exchange and in the over-the-counter market in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our ADS or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the HFCAA has been signed into law on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S. Accordingly, under the current law this could happen in 2024.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCAA (the “Final Amendments”). The Final Amendments include requirements to disclose information, including the auditor name and location, the percentage of shares of the issuer owned by governmental entities, whether governmental entities in the applicable foreign jurisdiction with respect to the auditor has a controlling financial interest with respect to the issuer, the name of each official of the Chinese Communist Party who is a member of the board of the issuer, and whether the articles of incorporation of the issuer contains any charter of the Chinese Communist Party. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCAA.
On December 16, 2021, the PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.
The HFCAA or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. Additionally, whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ended December 31, 2023, which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from Nasdaq and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our listed securities. Also, such a delisting would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
The potential enactment of the Accelerating Holding Foreign Companies Accountable Act would decrease the number of non-inspection years from three years to two, thus reducing the time period before our ADSs may be delisted or prohibited from trading on a national securities exchange and in the over-the-counter market. If this bill were enacted, our ADS could be delisted from Nasdaq and prohibited from over-the-counter trading in the U.S. in 2023.
On June 22, 2021, the U.S. Senate passed a bill known as the Accelerating Holding Foreign Companies Accountable Act, to amend Section 104(i) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)) to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded over-the-counter if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for two consecutive years, instead of three consecutive years as currently enacted in the HFCAA.

On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the U.S. President can sign into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills, or when the U.S. President will sign on the bill to make the amendment into law, or at all.
In the case that the bill becomes the law, it will reduce the time period before our ADSs could be delisted from Nasdaq and prohibited from over-the-counter trading in the U.S. from 2024 to 2023.
Policies, campaigns and measures adopted by the PRC and/or Macau governments from time to time could materially and adversely affect our operations.
A significant number of the customers of our properties come from, and are expected to continue to come from, the PRC. Any travel restrictions imposed by the PRC could negatively affect the number of patrons visiting our properties from the PRC.
Since mid-2003, under
the Individual Visit Scheme, or IVS, Chinese citizens from certain cities have been able to travel to Macau individually instead of as part of a tour group. The Chinese government has restricted and loosened IVS travel frequently and may continue to do so from time to time and it is unclear whether such measures will become more restrictive in the future. A decrease in the number of visitors from the PRC could adversely affect our results of operations. See also “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations” and “— The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations.” for discussions of how the
COVID-19
outbreak has affected the policies and measures adopted by the PRC and Macau governments.
In addition, certain policies and campaigns implemented by the Chinese government may lead to a decline in the number of patrons visiting our properties in Macau and the amount of spending by such patrons. The strength and profitability of our business depends on consumer demand for integrated resorts in general and for the type of luxury amenities that a gaming operator offers. Initiatives and campaigns undertaken by the Chinese government in recent years have resulted in an overall dampening effect on the behavior of Chinese consumers and a decrease in their spending, particularly in luxury good sales and other discretionary spending. For example, the Chinese government’s ongoing anti-corruption campaign has had an overall dampening effect on the behavior of Chinese consumers and their spending patterns both domestically and abroad. In addition, the number of patrons visiting our properties may be affected by the Chinese government’s focus on deterring marketing of gaming to Chinese citizens by casinos and its initiatives to tighten monetary transfer regulations, increase monitoring of various transactions, including bank or credit card transactions, and reduce the amount that China-issued ATM cardholders can withdraw in each withdrawal and impose a limit on the annual aggregate amount that may be withdrawn. The Chinese government has also developed its digital currency and has performed certain test trials in its application within the PRC. If a digital currency is adopted by the Macau government for gaming operations in Macau, there could be a material and adverse impact on our operations, especially our VIP rolling chip operations, if limitations on transactions per player are also introduced in conjunction with the adoption of the digital currency.
Regulatory scrutiny of gaming promoters in the PRC and Macau has also affected our business. See “— We depend upon gaming promoters for a portion of our gaming revenues in the Philippines and Cyprus and, until December 2021, also depended on gaming promoters in Macau. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in the Philippines and Cyprus, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal requirements, our results of operations could be materially and adversely impacted” and “— Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitation to our properties and have a material adverse effect on our results of operations”.
We derive a significant majority of our revenues from our Macau gaming business and any disruptions or downturns in the Macau gaming market may have a material impact on our business.
Prior to 2014, we derived substantially all of our revenues from our business and operations in Macau. We now also generate revenues from our Philippine and Cyprus operations, but continue to derive a significant majority of our revenues from our Macau gaming business and may be materially affected by any disruptions or downturns in the Macau gaming market. While the Macau gaming market has generally improved since the third quarter of 2016 to the last quarter of 2018, the Macau gaming market, according to the DICJ, experienced a decline in gross gaming revenues from 2014 to 2016. We believe such decline was primarily driven by a deterioration in gaming demand from the PRC, which provides a core customer base for the Macau gaming market, as well as other restrictions including the imposition of travel restrictions and the implementation of smoking restrictions in casinos. According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. More recently, governments’ policies and responses to the
COVID-19
outbreak have also resulted in a significant decline in inbound tourism in Macau since the
COVID-19
outbreak in early 2020. See “— The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations.” for a discussion of the impact of the
COVID-19
outbreak on our business in Macau.
We believe that disruptions from the
COVID-19
outbreak are ongoing. Our business, financial condition and results of operations may be materially and adversely affected by such decline or other disruptions in the Macau gaming market. The
COVID-19
outbreak has had, and will likely to continue to have, an adverse effect on the Macau gaming market. See “— An outbreak of widespread health epidemics or pandemics, contagious disease or other outbreaks may have an adverse effect on the economies of affected countries or regions and may have a material adverse effect on our business, financial condition and results of operations.”
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
Under the initially proposed law amending the gaming law, it is contemplated that concessionaires will become subject to the payment of a special premium if the actual gross gaming revenue of a concessionaire does not reach the minimum limit set by the Macau government, in an amount equal to the difference between the amount of the special tax on games of chance payable, calculated according to the actual gross gaming revenue, and such minimum limit. The actual gross revenue is calculated based on the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates. The minimum limits for gross gaming revenue of each gaming table and each gaming machine is determined by dispatch from the Chief Executive of Macau. If the minimum limit is set at a higher or substantially higher level than our actual gross gaming revenue for the relevant period, our financial performance and results of operation may be materially and adversely affected. See “— Risks Relating to Operating in the Gaming Industry in Macau — Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”
The Philippine gaming industry is also highly regulated, including the amendment to the existing Philippines Anti-Money Laundering Act, as amended (“Philippine AMLA”), whereby casinos are included as covered persons subject to reporting and other requirements under the Philippine AMLA. The Anti-Money Laundering Council and PAGCOR have also recently released regulations and guidelines on compliance. Amendments to existing anti-money laundering regulations have been signed into law, expanding the coverage of the Philippine AMLA and including Philippine offshore gaming operators in the list of covered persons, which includes the Melco Philippine Parties. The authority of the Anti-Money Laundering Council was also expanded to including the power to apply for search and seizure orders, issue subpoenas, and preserve, manage or dispose assets pursuant to a freeze order or judgment of forfeiture. While we have adjusted our anti-money laundering policies for our Philippine operations to the revised rules and regulations, we cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or any such current or future policies will be effective in preventing our Philippines operations from being exploited for money laundering purposes. City of Dreams Manila is also subject to increased audits and inspections from regulators, including those relating to anti-money laundering requirements and measures. City of Dreams Manila may legally operate under the Philippine License, which requires a number of periodic approvals from and reports to PAGCOR. PAGCOR may refuse to approve proposals by us and our gaming promoters, or modify previously approved proposals and may require us and/or our gaming promoters to perform acts with which we disagree. The Philippine License requires, among others, 95.0% of City of Dreams Manila’s total employees to be locally hired. PAGCOR could also exert a substantial influence on our human resource policies, particularly with respect to the qualifications and salary levels for gaming employees, especially in light of the fact that employees assigned to the gaming operations are required by PAGCOR to obtain a Gaming Employment License. As a result, PAGCOR could have influence over City of Dreams Manila’s gaming operations. Moreover, because PAGCOR is also an operator of casinos and gaming establishments in the Philippines, it is possible that conflicts in relation to PAGCOR’s operating and regulatory functions may exist or may arise in the future. In addition, we and our gaming promoters may not be able to obtain, or maintain, all requisite approvals, permits and licenses that various Philippine and local government agencies may require. Any of the foregoing could adversely affect our business, financial condition and results of operations in the Philippines.
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
Gaming in Cyprus is a highly regulated new market and subject to various regulations of the European Union that are being developed and adopted in Cyprus. We have to review and amend our anti-money laundering policies for our operations in Cyprus when new laws and regulations come into force from time to time, including, for instance, a revised anti-money laundering Direction issued by the CGC in December 2021. The CGC has and will continue to conduct business-wide anti-money laundering and counter-terrorist financing inspections at our Cyprus casinos and review our anti-money laundering policies. As a result of these inspections and reviews, we have made, and expect we will need to continue to make, certain adjustments to our policies and compliance procedures from time to time. Being a new gaming regime, there are also fewer precedents on the interpretation of these laws and regulations. Our Cyprus License also requires us to submit periodic reports to the CGC in areas that include our operations, regulatory compliance, consumer complaints and financial and tax reporting. If we are unable to fully comply with any of the foregoing requirements, we could be subject to fines or other penalties.
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
We derive a significant majority of our revenues from our Macau business and a significant number of our customers come from, and are expected to continue to come from, the PRC. Accordingly, our results of operations and financial condition may be materially and adversely affected by significant regulatory developments not only in Macau but also in the PRC. Gaming-related activities in the PRC, including marketing activities, are strictly regulated by the PRC government and subject to various PRC laws and regulations. The PRC legal system continues to rapidly evolve and the interpretations of many laws, regulations and rules are not always uniform. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of all policies and rules imposed by the PRC authorities which may affect or relate to our business and operations. There is also no assurance that our interpretation of the laws and regulations that affect our activities in the PRC is or will be consistent with the interpretation and application by the PRC governmental authorities. These uncertainties may impede our ability to assess our legal rights or risks relating to our business and activities. Any changes in the laws and regulations, or in the interpretation or enforcement of these laws and regulations, that affect gaming-related activities in the PRC could have a material and adverse effect on our business and prospects, financial condition and results of operations. The PRC may also intervene or influence our operations in Macau or elsewhere at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers, which could result in a material change in our operations and/or the value of our ordinary shares. Additionally, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless. See also “— Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.” for discussions relating to the PRC Data Security Law.
In addition, PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms. Such discretion of the PRC administrative and court authorities increases the uncertainties in the PRC legal system and makes it difficult to evaluate the likely outcome of any administrative and court proceedings in the PRC. Any litigation or proceedings in the PRC may be protracted and result in substantial costs and diversion of our resources and management attention. Any such litigation or proceedings could have a material adverse effect on our business, reputation, financial condition and results of operations.

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
In Macau, some competitors have opened new properties, expanded operations and/or have announced intentions for further expansion and developments in Cotai, where City of Dreams and Studio City are located. For example, Galaxy Casino, S.A., or Galaxy, opened Galaxy Macau Resort in Cotai in May 2011, Phase 2 of the Galaxy Macau Resort in May 2015, and Phase 3 of the Galaxy Macau Resort is currently being developed and expected to be completed and fully operational as early as 2022, while Phase 4 is expected to be completed and operational within a few years after the completion of Phase 3. Sands China Ltd., a subsidiary of Las Vegas Sands Corporation, opened the Parisian Macao in September 2016. Wynn Macau opened the Wynn Palace in Cotai in August 2016. MGM Grand Paradise opened MGM Cotai in February 2018. Sociedade de Jogos de Macau, S.A., or SJM, opened Grand Lisboa Palace in July 2021 and Sands Cotai Central in Cotai has been rebranded and redeveloped into The Londoner Macau, which opened in February 2021. See “Item 4. Information on the Company — B. Business Overview — Market and Competition.”
In Cyprus, we hold a
30-year
casino gaming license, which commenced from June 2017 and as to which the first 15 years are exclusive. Although we hold the exclusive license to operate casinos in the Republic of Cyprus until 2032, we may face competition from a large number of sports betting shops in Cyprus, online sports betting or other illegal casinos in Cyprus closed down by the Cyprus government, and from a large number of casinos in the occupied part of Cyprus or from casinos in nearby parts of Europe and the Middle East.
We also compete to some extent with casinos located in other countries, such as Singapore, Malaysia, South Korea, Vietnam, Cambodia, Australia, New Zealand and elsewhere in the world, including Las Vegas and Atlantic City in the United States. In addition, in December 2016, a law which conceptually enables the development of integrated resorts in Japan took effect. Certain other countries, such as Taiwan and Thailand, may also in the future legalize casino gaming and may not be subject to as stringent regulations as the Macau, Philippine and/or Cyprus markets. We also compete with both legal and illegal online gaming and sports betting websites, cruise ships operating out of Hong Kong and other areas of Asia that offer gaming. In addition, certain gaming promoters may become our competitors by operating their own gaming operations, which may result in the diversion of their junket players to their gaming operations. The proliferation of gaming venues in Asia could also significantly and adversely affect our business, financial condition, results of operations, cash flows and prospects.
Currently, Macau is the only region in the Greater China area offering legal casino gaming. Although the Chinese government has strictly enforced its regulations prohibiting domestic gaming operations, there may be casinos in parts of the PRC that are operated illegally and without licenses. In addition, there is no assurance that the PRC will not in the future permit domestic gaming operations. Competition from casinos in the PRC, legal or illegal, could materially and adversely affect our business, results of operations, financial condition, cash flows and prospects.
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
Inadequate transportation infrastructure in the Philippines, Macau or Cyprus may hinder increases in visitations to the Philippines, Macau or Cyprus.
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
Expressway helped alleviate the traffic congestion within the area surrounding Entertainment City and the Philippine government continues to examine viable alternatives to ease traffic congestion in Manila, there is no guarantee that these measures will succeed, or that they will sufficiently eliminate the traffic problems or other deficiencies in Manila’s transportation infrastructure. Traffic congestion and other problems in Manila’s transportation infrastructure could adversely affect the tourism industry in the Philippines and reduce the number of potential visitors to City of Dreams Manila, which could, in turn, adversely affect our business and prospects, financial condition and results of our operations.
Macau consists of a peninsula and two islands and is connected to the PRC by two border crossings. Macau has an international airport and connections to the PRC and Hong Kong by road, ferry and helicopter. To support Macau’s planned future development as a gaming and leisure destination, the frequency of bus, car, air and ferry services to Macau will need to increase. While various projects are under development to improve Macau’s internal and external transportation links, including the Macau Light Rapid Transit and capacity expansion of border crossings, these projects may not be approved, financed or constructed in time to handle the projected increase in demand for transportation or at all, which could impede the expected increase in visitation to Macau and adversely affect our projects in Macau. For example, there has been a delay in the commencement of operation of the Macau Light Rapid Transit, which occurred in December 2019. Any further delays or termination of Macau’s transportation infrastructure projects may have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.
Furthermore, the expected benefits from the completion of the Hong Kong-Zhuhai-Macau Bridge, which opened to traffic on October 23, 2018, may not fully materialize, and may not result in significantly increased traffic to Macau and to our Macau properties.
Cyprus is an island in the Eastern Basin of the Mediterranean Sea. It is the third largest island in the Mediterranean after the Italian islands of Sicily and Sardinia. Cyprus has two international airports with flights to other European countries as well as outside of Europe such as Russia, the Middle East and Africa. Cyprus’ existing transportation infrastructure may be incapable of handling the increased number of tourist arrivals that may be necessary to support visitor traffic to our temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos or City of Dreams Mediterranean (which is currently under development). There is no guarantee that any measures taken by the government of Cyprus will successfully increase air traffic into Cyprus or sufficiently eliminate the traffic problem or other deficiencies in Cyprus’ transportation infrastructure.

The governments in Macau and the Philippines could grant additional rights to conduct gaming in the future, which could significantly increase competition and cause us to lose or be unable to gain market share.
In Macau, Melco Resorts Macau is one of the six companies authorized by the Macau government to operate gaming activities. Pursuant to the terms of Macau Law No. 16/2001, or the Macau Gaming Law, the Macau government is precluded from granting more than three gaming concessions. Each concessionaire was permitted to enter into a subconcession agreement with one subconcessionaire. The initially proposed law amending the gaming law under review by the Macau Legislative Assembly contemplates the award of up to six concessions in total and the prohibition of subconsessions. Even if Melco Resorts Macau is able to secure a new concession, in the event any new bidder apart from the existing concessionaires and subconcessionaries is able to secure one or more of the new concessions, these new concessionaires may have more competitive advantages than us and could cause us to lose or be unable to maintain or gain market share. In addition, the policies and laws of the Macau government could result in the grant of additional concessions or subconcessions, which could significantly increase competition in Macau and also cause us to lose or be unable to maintain or gain market share and, as a result, adversely affect our business.
In the Philippines, PAGCOR has issued regular gaming licenses to the Philippine Licensees and one other company and additional provisional gaming licenses to two other companies in the Philippines for the development and operation of integrated casino resorts. PAGCOR has granted a provisional license to a fifth operator located near the Entertainment City in mid-2018
which was eventually cancelled due to certain issues involving the site for the planned integrated casino resort. PAGCOR has also licensed private casino operators in special economic zones, including four in the Clark Ecozone, one in Poro Point, La Union, one in Binangonan, Rizal and one in the Newport City CyberTourism Zone, Pasay City. The Philippine License granted by PAGCOR to the Philippine
Licensees is non-exclusive, and there
is no assurance that PAGCOR will not issue additional gaming licenses, or that it will limit the number of licenses it issues. Any additional gaming licenses issued by PAGCOR could increase competition in the Philippine gaming industry, which could diminish the value of the Philippine Licensees’ Philippine License. This could materially and adversely affect our business, financial condition and results of operations in the Philippines.
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
The pool of experienced gaming and other skilled and unskilled personnel in Macau, the Philippines and Cyprus is limited. Our demand remains high for personnel occupying sensitive positions that require qualifications sufficient to meet gaming regulations and other requirements or skills and knowledge that would need substantial training and experience. Competitive demand for qualified personnel is expected to continue due to the increased number of properties recently opened and expected to open in close proximity to our properties in Macau, the Philippines and Cyprus. Notably, we have started a substantial recruitment drive in the last quarter of 2021 particularly for managerial and construction related positions, in anticipation of the opening of the City of Dreams Mediterranean in 2022. The limited supply and increased competition in the labor market could cause our labor costs to increase.
Macau government policy prohibits us
from hiring non-Macau resident dealers
and supervisors. In addition, the Macau government has continuously stressed that it will continue to monitor the proportion of management positions held by Macau residents and implement measures to ensure such proportion remains no less than 85% of senior and mid-management positions.
Due to the increased competition in the labor market and the relevant regulatory restrictions, we cannot assure you that we will be able to attract and retain a sufficient number of qualified individuals to operate our properties, or that costs to recruit and retain such personnel will not increase significantly. In addition, we have previously been subject to certain labor demands in Macau. The inability to attract, retain and motivate qualified employees and management personnel and to continuously optimize our workforce based on changing business demands could have a material adverse effect on our business.
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
In the Philippines, the Philippine License requires that at least 95% of City of Dreams Manila’s total employees be locally hired. Our inability to recruit a sufficient number of employees in the Philippines to meet this provision or to do so in a cost-effective manner may cause us to lower our hiring standards, which may have an adverse impact on City of Dreams Manila’s service levels, reputation and business. In addition, in February 2019, Kilusan ng Manggagawang Makabayan
(KMM-Katipunan)
Melco Resorts Leisure (PHP) Corporation — Table Games Division — Chapter, or
KMM-MELCO
TGD, was certified by the Philippines Department of Labor to represent the rank-and-file
employees of the Table Games Division of City of Dreams Manila as the former’s sole and exclusive bargaining agent and a collective bargaining agreement was subsequently signed between City of Dreams Manila and the
KMM-Katipunan
in February 2020. More recently,
KMM-Katipunan
also sought to organize and represent the employees of the Security Division of City of Dreams Manila and filed a petition in February 2021 to request an election by the relevant employees. However, a majority of the members of the Security Division voted against the unionization of their division at the certification election. Any demand or activities of such collective bargaining agent, or any additional collective bargaining agents that may be certified by the Philippines Department of Labor in the future, could have a material adverse effect on the business and operations of City of Dreams Manila or our financial condition and results of operations.
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
We cannot assure you that any such insurance policies we obtained or may obtain will be adequate to protect us from material losses. Certain acts and events, including any pandemic, epidemic of infectious diseases, earthquakes, hurricanes and floods, terrorist acts, or cybersecurity attacks could expose us to significant uninsured losses that may be, or are, uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. In addition to the damages caused directly by a casualty loss (such as fire or natural disasters), infectious disease outbreaks or terrorist acts, we may suffer a disruption of our business as a result of these events or be subject to claims by third parties who may be injured or harmed. As an example, the
COVID-19
outbreak has resulted in many governments around the world, including in the Philippines, Macau and Cyprus where we operate, placing quarantines disallowing residents to travel into or outside of the quarantined area, enforcing business closures and other restrictions. While we intend to continue carrying business interruption insurance and general liability insurance, such insurance may not be available on commercially reasonable terms, or at all, and, in any event, may not be adequate to cover any losses that may result from such events.
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
Our revenues are mainly derived from the difference between our casino winnings and the winnings of our casino patrons. Since there are inherent elements of chance in the gaming industry, we do not have full control over our winnings or the winnings of our casino patrons. If the winnings of our patrons exceed our casino winnings, we may record a loss from our gaming operations, and our business, financial condition and results of operations could be materially and adversely affected.
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
Our operations could be, and in certain cases, such as in the
COVID-19
outbreak, have been adversely affected by the outbreak of widespread health epidemics or pandemics, such as swine flu, avian influenza, severe acute respiratory syndrome (SARS), Middle East respiratory syndrome (MERS), Zika, Ebola and
COVID-19.
The occurrence of such health epidemics or pandemics, prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere in the world could materially disrupt our business and operations. Such events could significantly impact our industry and cause severe travel restrictions in the PRC or elsewhere in the world as well as temporary or prolonged closures of the facilities we use for our operations and disruptions to public transportation, which could severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. Such events may also indirectly and materially adversely impact our operations by negatively impacting the outlook, growth or business sentiment in the global, regional or local economy. See also “— The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations”.
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
We provide goods and services to a significant number of customers on a daily basis at our properties in Macau, Manila and Cyprus. In particular, with attractions, entertainment and food and beverage offerings at our properties, there are risks of health and safety incidents, personal injury, or adverse food safety events, such as food poisoning, physical trauma, slip and fall accidents, or surges in crowd flow at popular ingress and egress points. While we have a number of measures and controls in place aimed at managing such risks, we cannot guarantee that our insurance is adequate to cover all losses, which may result in us incurring additional costs or damages, and negatively impact our financial performance. Such incidents may also lead to reduced customer flow and reputational damage to our properties. See “— We are subject to risks relating to litigation, disputes and regulatory investigations which may adversely affect our profitability, financial condition, reputation and prospects.”
Unfavorable fluctuations in the currency exchange rates of the H.K. dollar, U.S. dollar, or the Pataca, the Philippine peso or the Euro and other risks related to foreign exchange and currencies, including restrictions on conversions and/or repatriation of foreign currencies, could adversely affect our indebtedness, expenses, profitability and financial condition.
Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our current revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in gaming transactions in Macau and is often used interchangeably with the Pataca in Macau. Our current expenses are denominated predominantly in Patacas, H.K. dollars and the Philippine pesos. In addition, we have revenues, assets, debt and expenses denominated in Philippine pesos and in Euros relating to our businesses in the Philippines and Cyprus, respectively. We also have subsidiaries, branch offices and assets in various countries, including Taiwan, which are subject to foreign exchange fluctuations and local regulations that may impose, among others, limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes and Studio City Notes, and certain expenses, are or will be denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars.
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
de-linked or otherwise
modified and subject to fluctuations. Any significant fluctuations in exchange rates between the H.K. dollar, the Pataca, the Philippine peso or the Euro to the U.S. dollar may have a material adverse effect on our revenues and financial condition. For example, to the extent that we are required to convert U.S. dollar financings into H.K. dollars or Patacas for our operations, fluctuations in exchange rates between the H.K. dollar or Pataca against the U.S. dollar could have an adverse effect on the amounts we receive from the conversion.
While we maintain a certain amount of our operating funds in the same currencies in which we have obligations in order to reduce our exposure to currency fluctuations, we have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day operations
during the years ended December 31, 2021 and 2020. In addition, we may face regulatory, legal and other risks in connection with our assets and operations in certain jurisdictions that may impose limitations, restrictions or approval requirements on conversions and/or repatriation of foreign currencies. We will consider our overall procedure for managing our foreign exchange risk from time to time, but we cannot assure you that any such procedures will enable us to obtain and achieve effective hedging of our foreign exchange risk, which could materially and adversely affect our financial condition and operating results.
Furthermore, the PRC has tightened currency exchange controls and restrictions on the export and conversion of the Renminbi in recent years. Restrictions on the export of the Renminbi, as well as the increased effectiveness of such restrictions, may impede the flow of gaming patrons from the PRC to Macau, the Philippines or outside of Asia, inhibit the growth of gaming in those markets and negatively impact our gaming operations.
We may undertake mergers, acquisitions, strategic transactions or investments that are not realized or may result in operating difficulties, distractions from our current businesses or a material and adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.
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
Any integration process that would follow any of our acquisitions, investments or strategic transactions, including our acquisition of 75% equity interest in ICR Cyprus, may prove more difficult than anticipated. We may be subject to liabilities or claims that we are not aware of at the time of the investment or acquisition, and we may not realize the benefits anticipated at the time of the investment or acquisition. Any benefits anticipated at the time of the investment or acquisition may also not be realized, or may be impacted, due to factors beyond our control. For example, in February 2020, we announced our decision to not pursue the acquisition of an additional 9.99% ownership interest in Crown Resorts due to the impact of the
COVID-19
outbreak, and in April 2020, we announced the sale of our 9.99% equity interest in Crown Resorts to a third party and ceased to be a shareholder of Crown Resorts following such sale. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and liabilities, result in losses, including in material amounts, and may adversely affect our businesses, financial condition and operating results. Even if we do identify suitable opportunities, we may not be able to make such acquisitions or investments on commercially acceptable terms or adequate financing may not be available on commercially acceptable terms, if at all, and we may not be able to consummate a proposed acquisition or investment.
We may also, from time to time, receive inquiries from regulatory and legal authorities and become subject to regulatory and legal proceedings or investigations in connection with our acquisitions, investments, divestments or strategic transactions in companies or projects, which may delay or materially impact the completion of such acquisitions, investments, divestments or strategic transactions. For example, in connection with the definitive purchase agreement we entered into with CPH Crown Holdings Pty Limited in May 2019 to acquire a total of an approximately 19.99% ownership interest in Crown Resorts for the total purchase price of AUD1,759.6 million (equivalent to approximately US$1,275.6 million) and pursuant to which we acquired an approximately 9.99% ownership interest in Crown Resorts on June 6, 2019 and were to acquire an additional 9.99% ownership interest in Crown Resorts by September 30, 2019, as a result of the relevant Australian regulatory process, we and CPH Crown Holdings Pty Limited agreed to defer our acquisition of the additional 9.99% ownership interest in Crown Resorts. Any such regulatory and legal proceedings or investigations may materially and adversely affect our business, operations, financial condition and prospects.
We face risks relating to any expansion of our operations and entry into new markets through mergers, acquisitions, strategic transactions or investments.
We have expanded our operations and entered into new markets in the past through acquisitions and strategic transactions. See also “— We may undertake mergers, acquisitions, strategic transactions or investments that are not realized or may result in operating difficulties, distractions from our current businesses or a material and adverse effect on our business and financial condition and subject us to regulatory and legal inquiries and proceedings or investigations.”
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
We are subject to risks relating to litigation, disputes and regulatory investigations and proceedings which may adversely affect our profitability, financial condition, reputation and prospects.
We are, and may in the future be, subject to legal actions, disputes and regulatory investigations in the ordinary course of our business. We are also subject to risks relating to legal, administrative and regulatory proceedings and investigations which we or our affiliates are or may be a party to from time to time, or which could develop in the future, as well as fines or other penalties which may be imposed on us in connection with any requisite permit, license or other approval for our business and operations. Any adverse outcome may cause material disruptions to our normal business operations. In addition, administrative and regulatory proceedings can be costly and time-consuming and may divert management attention and resources from our operations. We could incur significant defense costs and, in the event of an adverse outcome, be required to pay damages and interest to the prevailing party and, depending on the jurisdiction of the litigation, be held responsible for the costs of the prevailing party. Our reputation may also be adversely affected by our involvement or the involvement of our affiliates in litigation, administrative and regulatory proceedings. In addition, we and our affiliates operate or have interests in a number of jurisdictions in which regulatory and government authorities have wide discretion to take procedural actions in support of their investigations and regulatory proceedings, including seizures and freezing of assets and other properties that are perceived to be connected or related to such investigations or regulatory proceedings. Given such wide discretion, regulatory or government authorities may take procedural or other actions that may affect our assets and properties in connection with any investigation or legal, administrative or regulatory proceeding involving us, any of our affiliates, or third parties, which may materially affect our business, financial condition or results of operations.
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
We conduct, and expect to continue to conduct, our gaming activities at our casinos on a credit basis as well as a cash basis. Consistent with customary practice, we grant credit to certain premium direct players, and in markets where we engage gaming promoters and the grant of credit is permitted such as the Philippines, we grant credit to gaming promoters. Gaming promoters bear the responsibility for issuing credit and subsequently collecting the credit they granted. We extend credit, often on an unsecured basis, to certain gaming promoters and VIP patrons whose level of play and financial resources warrant such an extension in our opinion. High-end patrons typically
are extended more credit than patrons who wager lower amounts. Any slowdown in the economy could adversely impact our VIP patrons, which could in turn increase the risk that these clients may default on credit extended to them. In Cyprus, a new gaming market, we also grant credit to a small number of selected premium direct players.
We may not be able to collect all of our gaming receivables from our credit customers. We expect that we will be able to enforce our gaming receivables only in a limited number of jurisdictions including Macau, the

Philippines, Cyprus and under certain circumstances, Hong Kong. As most of our customers in Macau are visitors from other jurisdictions, we may not have access to a forum in which we will be able to collect all of our gaming receivables because, among other reasons, courts in many jurisdictions, do not enforce gaming debts. Further, we may be unable to locate assets in other jurisdictions against which recovery of gaming debts can be sought. The collectability of receivables from our credit customers, and, in particular, our international credit customers, could be negatively affected by future business or economic trends or by significant events in the jurisdictions in which these customers reside, or in which their assets are located. As a result of the
COVID-19
outbreak, we have increased our estimated allowance for credit losses. We may also have to determine whether aggressive enforcement actions against a customer will unduly alienate the customer and cause the customer to cease playing at our casinos. We could suffer a material adverse impact on our operating results if receivables from our credit customers are deemed uncollectible. In addition, in the event a credit customer suffers losses in connection with any gaming activities at our properties and receivables from such customer are uncollectible, Macau gaming taxes, Philippines license fees or Cyprus gaming taxes (as the case may be) will still be payable on the resulting gaming revenues, notwithstanding any receivables owed by such customer to us may be uncollectible. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which approximate fair values.
Our business and financial plans may be negatively impacted by any contraction in the availability of credit.
Our business and financing plans may be dependent upon the completion of future financings. Any severe contraction of liquidity in the global credit markets may make it difficult and costly to obtain new lines of credit or to refinance existing debt, and may place broad limitations on the availability of credit from credit sources as well as lengthen the recovery cycle of extended credit. The recent sell-off
in Chinese property bonds has negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators. Any deterioration in the credit environment may cause us to have difficulty in obtaining additional financing on acceptable terms, or at all, which could adversely affect our ability to complete current and future projects. Tightening of liquidity conditions in credit markets may also constrain revenue generation and growth and could have a material adverse effect on our business, financial condition and results of operations.
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
We depend upon gaming promoters for a portion of our gaming revenues in the Philippines and Cyprus and, until December 2021, also depended on gaming promoters in Macau. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in the Philippines and Cyprus, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted.
Historically, VIP rolling chip patrons introduced to us by gaming promoters were responsible for a significant portion of our gaming revenues in Macau. However, significantly increased regulatory scrutiny of gaming promoters in Macau has resulted, and may continue to result, in restrictions on their activities and the cessation of business of many gaming promoters. In addition, changes to the legal and regulatory framework in the PRC has also affected gaming promoters in Macau. For example, amendments to the PRC’s criminal laws, which provide that anyone that organizes trips for Chinese citizens for the purpose of gambling outside of the PRC, including Macau, may be deemed to have conducted a criminal act, came into effect on March 1, 2021. Furthermore, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision holding that a gaming operator was jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter, and separately the Macau authorities have arrested executives from a gaming promoter for alleged illegal overseas gaming related activities. In January 2022, the Macau authorities also arrested an executive from another gaming promoter and certain related individuals. In December 2021, we terminated our arrangements with all gaming promoters in Macau. For the year ended December 31, 2021, approximately 14.0% of our casino revenues were derived from customers sourced through our gaming promoters in Macau. In the event gaming promoters remain subject to such restrictions and regulatory scrutiny in Macau and we are unable to successfully attract VIP rolling chip patrons without such promoters or expand our mass market segment in Macau, our business, financial condition and results of operations could be affected materially and adversely. For a further discussion of restrictions on gaming promoters in Macau, see “— Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.”
For the year ended December 31, 2021, approximately 1.0% of our casino revenues were derived from customers sourced through our gaming promoters in the Philippines. In the last quarter of 2021, we terminated our arrangements with seven out of ten gaming promoters in the Philippines, and the remaining three gaming promoters have customers mostly from within the Philippines. In the event we are unable or choose not to partner with additional gaming promoters in the Philippines or are unable to successfully operate our VIP rolling chip operations with reduced reliance on customers introduced by gaming promoters or expand our mass market segment in the Philippines, our business, financial condition and results of operations could be affected materially and adversely.
For our operations in Cyprus, there are currently two licensed gaming promoters although only one of them is currently active due to the
COVID-19
outbreak. For the year ended December 31, 2021, approximately 11.9% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters.
If we are unable to utilize, maintain, resume and/or develop relationships with gaming promoters and, in the case of Cyprus, if the number of licensed gaming promoters do not significantly increase in the future, our ability to grow our gaming revenues will be hampered and we will have to seek alternative ways to develop and maintain relationships with rolling chip patrons, which may not be as profitable as relationships developed through gaming promoters. As competition intensifies, we may therefore need to offer better terms to gaming promoters, including extensions of credit, which may increase our overall credit exposure or, in the case of Macau and to some extent the Philippines, to find alternate ways of attracting such patrons which may not be as effective as gaming promoters or may increase our marketing expenses.
In addition, in markets where we use gaming promoters, such promoters may encounter difficulties in attracting patrons to come to our casinos. For example, gaming promoters may experience decreased liquidity, limiting their ability to grant credit to their patrons, resulting in decreased gaming volume in the affected casinos. Credit already extended by our gaming promoters may become increasingly difficult to collect.

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
The reputation and integrity of the parties with whom we engage in business activities are important to our own reputation and our ability to continue to operate in compliance with the permits and licenses required for our businesses. These parties include, but are not limited to, those who are engaged in gaming-related activities, such as gaming promoters, developers and hotel, restaurant and night club operators with whom we have or may enter into services or other types of agreements. Under the Macau Gaming Law, if we enter into new arrangements with gaming promoters in the future, Melco Resorts Macau has an obligation to supervise gaming promoters who operate at our Macau properties to ensure their compliance with applicable laws and regulations and serious breaches or repeated misconduct by these gaming promoters could result in the termination of its subconcession.
For parties we deal with in gaming-related activities, where relevant, the gaming regulators also undertake their own probity checks and will reach their own suitability findings in respect of the activities and parties with which we intend to associate. In addition, we also conduct our internal due diligence and evaluation process prior to engaging such parties. Notwithstanding such regulatory probity checks and our own due diligence, we cannot assure you that the parties with whom we are associated will always maintain the high standards that gaming regulators and we require or that such parties will maintain their suitability throughout the term of our association with them. In addition, if any of our gaming promoters violate applicable laws, the government may, at its discretion, take enforcement action against the gaming promoters and could also seek to impose liability on us for the conduct of the gaming promoters. Also, if a party associated with us falls below the gaming regulator’s suitability standard or if their probity is in doubt, this may be negatively perceived when assessed by the gaming regulators. As a result, we and our shareholders may suffer reputational harm, as well as impaired relationships with, and possibly sanctions or other measures or actions from, the relevant gaming regulators with authority over our operations.
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
While we have adopted and implemented an anti-corruption compliance program covering both commercial bribery and public corruption which includes internal policies, procedures and training aimed to prevent and detect anti-corruption compliance issues and risks, and procedures to take remedial action when compliance issues are identified, there is no assurance that our employees, consultants, contractors and agents, and those of our affiliates, will adhere to the anti-corruption compliance programs, or that any action taken to comply with, or address compliance issues, will be considered adequate by the regulatory bodies with jurisdiction over us and our affiliates. Any violation of our compliance programs or applicable laws by us or our affiliates could subject us or our affiliates to investigations, prosecutions and other legal proceedings and actions which could result in civil penalties, administrative remedies and criminal sanctions, any of which may result in a material adverse effect on our reputation, cause us to lose customer relationships or gaming licenses, or lead to other adverse consequences on our business, prospects, financial condition and results of operations. As we are a U.S. listed company, certain U.S. laws and regulations apply to our operations and compliance with those laws and regulations increases our cost of doing business. We also deal in significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by us could have a negative effect on our results of operations.
A failure to establish and protect our intellectual property rights could have an adverse effect on our business, financial condition and results of operations.
We have registered and have the right to use the trademarks, including “Altira,” “Mocha Club,” “City of Dreams,” “Nüwa,” “The Countdown,” “Morpheus,” “City of Dreams Manila,” “Studio City,” “Melco Resorts Philippines,” “C2” and “Melco Resorts & Entertainment” in Macau, the Philippines, Cyprus and/or other jurisdictions. We have also registered in Macau, the Philippines, Cyprus and other jurisdictions certain other trademarks and service marks used in connection with the operations of our hotel casino projects in Macau, City of Dreams Manila and Cyprus. We endeavor to establish and protect our intellectual property rights through trademarks, service marks, domain names, licenses and other contractual provisions. The brands we use in connection with our properties have gained recognition. Failure to possess, obtain or maintain adequate protection of our intellectual property rights could negatively impact our brands and could have a material adverse effect on our business, financial condition and results of operations. For example, third parties may misappropriate or infringe our intellectual property, which may include but not be limited to the use of our intellectual property by offshore gaming websites, including those that may attempt to defraud members of the public. While we may take legal or other appropriate actions against these unauthorized offshore websites, such as by reporting the sites to the appropriate governmental or regulatory authorities, such actions may not be effective or significant expenses could be incurred and such unauthorized activities may draw businesses away from our operations and/or tarnish our reputation, all of which may adversely affect our business, financial condition and results of operations.
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
The free ports, offshore financial services and free movement of capital have created an environment whereby casinos in Macau or Cyprus could be exploited for money laundering purposes. We also deal with significant amounts of cash in our regular casino operations in Macau, the Philippines and Cyprus. As our Macau, Philippine and Cyprus operations are subject to various reporting and anti-money laundering regulations and increased audits and inspections from regulators, we have implemented anti-money laundering policies to address those requirements. Philippine laws on anti-money laundering have been amended to include casinos as covered institutions and the Anti-Money Laundering Council and PAGCOR have also recently released corresponding regulations and guidelines on compliance. The Cyprus House of Representatives have also enacted the Prevention and Suppression of Money Laundering and Terrorist Financing Law 2007 to 2021(188(I)/

2007) to transpose the European Union’s Fifth Anti-Money Laundering Directive 2018/843 into national law of Cyprus. The CGC also issued an updated anti-money laundering Direction in December 2021 which requires us to implement more compliance measures, primarily to meet additional obligations relating to our monitoring and control obligations and CGC reporting requirements. While we have adjusted our anti-money laundering policies for our Philippine and Cyprus operations to these new rules and regulations, their implementation or application, as well as any further changes to anti-money laundering laws and regulations in Macau, the Philippines and Cyprus may require us to adopt changes to our own anti-money laundering policies.
We cannot assure you that our contractors, agents or employees will continually adhere to any such current or future policies or these policies will be effective in preventing our casino operations from being exploited for money laundering purposes, including from jurisdictions outside of Macau, the Philippines or Cyprus.
There can be no assurance that, despite the anti-money laundering measures we have adopted and undertaken, we would not be subject to any accusation or investigation related to any possible money laundering activities. In addition, we expect to be required by relevant regulatory authorities from Macau, the Philippines, Cyprus and other jurisdictions that regulate our business activities to attend meetings and interviews from time to time to discuss our operations as they relate to anti-money laundering laws and regulations during which regulatory authorities may make inquiries and take other actions such as compliance audits at their discretion. Any incident of money laundering, accusation of money laundering or regulatory investigations into possible money laundering activities involving us, our employees, our gaming promoters, our customers or others with whom we are associated could have a material adverse impact on our reputation, business, cash flow, financial condition, prospects and results of operations. Any serious incident of, or repeated violation of, laws related to money laundering or any regulatory investigation into money laundering activities may cause a revocation or suspension of the subconcession, of the Philippine License or the Cyprus License. For more information regarding anti-money laundering regulations in Macau, the Philippines and Cyprus, see “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Anti-Money Laundering and Terrorism Financing Regulations”, “Item 4. Information on the Company — B. Business Overview — Regulations — Philippines Regulations — Anti-Money Laundering Regulations in the Philippines.” and “Item 4. Information on the Company — B. Business Overview — Regulations — Cyprus Regulations — Anti-Money Laundering Law and Regulations.”
Our information technology and other systems are subject to cybersecurity risks, including misappropriation of customer information, other breaches of information security or other cybercrimes, as well as regulatory and other risks.
We rely on information technology and other systems (including those maintained by third-parties with whom we contract to provide data services) to maintain and transmit large volumes of customer information, credit card settlements, credit card funds transmissions, mailing lists and reservations information and other personally identifiable information. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. The systems and processes we have implemented to protect customers, employees and company information are subject to the rapidly changing risks of compromised security and may therefore become outdated. Despite our preventive efforts, we are subject to the risks of compromised security, including cyber and physical security breaches, system failures, computer viruses, technical malfunctions, inadequate system capacities, power outages, natural disasters and inadvertent, negligent or intentional misuses, disclosure or dissemination of information or data by customers, company employees or employees of third-party vendors, ransomware attacks that encrypt, exfiltrate or otherwise render data unusable or unavailable or other forms of cybercrimes that includes fraud or extortion. These risks can also be manifested in a variety of other ways, including through methods which may not yet be known to the cybersecurity community, and have become increasingly difficult to anticipate and prevent.
The steps we take to deter and mitigate these risks may not be successful and our insurance coverage for protecting against cybersecurity risks may not be sufficient. Our third-party information system service providers face risks relating to cybersecurity similar to ours, and we do not directly control any of such service providers’ information security operations. A significant theft, loss or fraudulent use of customer or company data maintained by us or by a third-party service provider could have an adverse effect on our reputation, cause a material disruption to our operations and management team, and result in remediation expenses, regulatory penalties and litigation by customers and other parties whose information was subject to such attacks, all of which could have a material adverse effect on our business, prospects, results of operations and cash flows. If our information technology systems become damaged or otherwise cease to function properly, our services and results of operations may be adversely affected and we may have to make significant investments to repair or replace them. Furthermore, any extended downtime from power supply disruptions or information technology system outages which may be caused by cybersecurity attacks or other reasons at our properties may lead to an adverse impact on our operating results if we are unable to deliver services to customers for an extended period of time.
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
Failure to protect the integrity and security of company staff, supplier and customer information and comply with cybersecurity, data privacy, data protection or any other laws and regulations related to data may materially and adversely affect our business, financial condition and results of operations, and/or result in damage to reputation and/or subject us to fines, penalties, lawsuits, restrictions on our use or transfer of data and other risks.
Our businesses collect, use and transmit large volumes of data, including credit card numbers and personal data in various information systems relating to our customers, suppliers and staff, and such personal data may be collected and/or used in, and transmitted to or from, multiple jurisdictions. We may be subject to a variety of cybersecurity, data privacy, data protection and other laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our business activities and increase our compliance costs and efforts. Any breach or noncompliance may subject us to proceedings, damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our business, financial condition, and results of operations.
Our customers, suppliers and staff have a high expectation that we will adequately protect their personal information. Such collection, use and/or transmission of personal data are governed by privacy laws and regulations and such laws and regulations change often, vary significantly by jurisdiction and often are newly enacted. For example, the European Union (EU)’s General Data Protection Regulation (“GDPR”), which became effective in May 2018, requires companies to meet new and more stringent requirements regarding the handling of personal data. The GDPR may also capture data processing by non-EU
firms with no EU establishment if, for example, they conduct direct marketing that specifically targets individuals in the EU. As GDPR is a newly enacted law, there is limited precedence on the interpretation and application of GDPR.
In some jurisdictions, including the PRC where we have a wholly-owned subsidiary that hosts domain names of our PRC websites and other online platforms which promote our non-gaming
amenities in the PRC, the cybersecurity, data privacy, data protection, or other data-related laws and regulations are relatively new and evolving, and their interpretation and application may be uncertain. For example, the Cybersecurity Administration of China, or CAC, issued the New Measures for Cybersecurity Review, or the New Measures, on January 4, 2022, which amended the Measures for Cybersecurity Review (Draft Revision for Comments) released on July 10, 2021 and came into effect on February 15, 2022. The New Measures extend the scope of cybersecurity review to network platform operators engaging in data processing activities that affect or may affect national security, including overseas listings. Specifically, the New Measures provide that if a network platform operator who possesses personal information of more than one million users plans to be listed in foreign countries, it must apply for cybersecurity review and, in any event, the CAC has the authority to initiate a cybersecurity review if it considers the data processing activities in connection with a proposed listing will or may affect national security. The New Measures do not specify the types of public listings that will be subject to cybersecurity review and do not give sufficient guidance on the specific types of data processing activities that may be subject to cybersecurity review. As such, we cannot predict the impact of the New Measures on us, if any, at this stage, and we will closely monitor and assess the developments in the rule-making process. If the practical application of the New Measures results in mandated clearance of cybersecurity reviews and other specific actions to be completed by companies operating in Macau like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.
In addition, the PRC Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. Furthermore, the recently issued Opinions on Strictly Cracking Down Illegal Securities Activities requires (i) speeding up the revision of the provisions on strengthening the confidentiality and archives management relating to overseas issuance and listing of securities and (ii) improving the laws and regulations relating to data security, cross-border data flow, and management of confidential information. The PRC Personal Information Protection Law, which was promulgated by the Standing Committee of the National People’s Congress on August 20, 2021 and took effect on November 1, 2021, integrates the various rules with respect to personal information rights and privacy protection and applies to the processing of personal information within the PRC as well as certain personal information processing activities outside the PRC, including those for the provision of products and services to natural persons within the PRC or for the analysis and assessment of acts of natural persons within the PRC. Although we have not collected, stored or managed any personal information in the PRC, given that there remain uncertainties regarding the further interpretation and implementation of those laws and regulations, if they are deemed to be applicable to companies operating in Macau, like us, we cannot assure you that we will be compliant with such new regulations in all respects, and we may be ordered to rectify and terminate any actions that are deemed illegal by the government authorities and become subject to fines and other government sanctions, which may materially and adversely affect our business, financial condition, and results of operations. Furthermore, we must also comply with other industry standards such as those for the credit card industry and other applicable data security standards.

Compliance with applicable privacy laws, regulations and standards may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our customers and guests. For example, these laws, regulations and standards may restrict information sharing in ways that make it more difficult to obtain or share information concerning at risk individuals. In addition, non-compliance
with applicable privacy laws, regulations and standards by us (or in some circumstances non-compliance
by third parties engaged by us) may result in damage of reputation and/or subject us to fines, penalties, payment of damages, lawsuits, criminal liability or restrictions on our use or transfer of data. Failure to meet the GDPR requirements, for example, may result in penalties of up to four percent of worldwide revenue.
Negative press or publicity about us or our directors, officers or affiliates may lead to government investigations, result in harm to our business, brand or reputation and have a material and adverse effect on our business.
Unfavorable publicity regarding us, or our directors, officers or affiliates, whether substantiated or not, may have a material and adverse effect on our business, brand and reputation. Such negative publicity may require us to engage in a defensive media campaign, which may divert our management’s attention, result in an increase in our expenses and adversely impact our results of operations, financial condition, prospects and strategies. The continued expansion in the use of social media over recent years has compounded the potential scope of the negative publicity that could be generated. Any negative press or publicity could also lead to government or other regulatory investigations, including causing regulators with jurisdiction over our gaming operations in Macau, the Philippines and Cyprus to take action against us or our related licensees, including actions that could affect the ability or terms upon which our subsidiaries hold their gaming licenses and/or subconcession, our suitability to continue as a shareholder of those subsidiaries and/or the suitability of key personnel to remain with us. If any of these events were to occur, it could cause a material adverse effect on our business and prospects, financial condition and results of operations.
Our new branded products or new business lines may not be successful.
In 2018, we launched our new property at City of Dreams under the Morpheus brand. We have also recently launched the Nüwa brand in both Macau and the Philippines and the C2 brand in Cyprus and intend to rebrand The Countdown. We may continue introducing new brand names and brand identities in the future, such as City of Dreams Mediterranean in Cyprus, which may be time-consuming and expensive, or may not have the intended effect, any of which could have a material adverse effect on our business, results of operations and financial condition. We may also launch new products or enter into new business or service lines that are subject to different business or regulatory risks than our existing gaming business. These new initiatives may subject us to additional costs for complying with a new set of laws, rules, regulations and policies and/or requirements imposed by new governmental and regulatory bodies. Given our relative lack of experience in these new business ventures, there is also no assurance that they will be successful.
Economic or trade sanctions and a heightened trend towards trade and technology
“de-coupling”
could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.
The United Nations and a number of countries and jurisdictions, including the PRC, the United States and the EU, have adopted various economic or trade sanction regimes. In particular, economic and trade sanctions have been threatened and/or imposed by the U.S. government on a number of
PRC-based
technology companies, including ZTE Corporation, Huawei Technologies Co., Ltd., or Huawei, Tencent Holdings Limited, certain of their respective affiliates, and other
PRC-based
technology companies. These Chinese technology conglomerates manufacture and/or develop telecommunications and other equipment, software, mobile Apps and devices that are popular and widely used globally, including by us and by our customers, especially those in the PRC. Actions have been brought against ZTE Corporation and Huawei and related persons by the U.S.

government. The United States has also in certain circumstances threatened to impose further sanctions, trade embargoes, and other heightened regulatory requirements on the PRC and
PRC-based
companies.
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
In addition, the recent military conflict between Russia and Ukraine has led to sanctions and export controls being imposed by the United States, the European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. As these new and growing lists of sanctions and measures are extensive and rapidly changing, they could be difficult to comply with and could also significantly increase our business and compliance costs as well as have a negative impact on our business and our ability to accept certain customers, including for our business in Cyprus where historically a significant number of tourists have come from Russia.
Climate change, environmental, social and governance and sustainability related concerns could have a significant negative impact on our business and results of operations.
Governments, regulatory authorities, investors, customers, employees and other stakeholders are increasingly focusing on environmental, social and governance (“ESG”) and sustainability practices and disclosures, and expectations in this area are rapidly evolving and growing. There are also risks associated with the physical effects of climate change (including changes in sea levels, water shortages, droughts, typhoons and other extreme weather phenomena and natural disasters). Inability to maintain reliable energy supply due to extreme weather and climate change disruptions may also impact our business continuity. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — Our business in Macau, the Philippines and Cyprus is subject to certain regional and global political, social and economic risks, as well as natural disasters, that may significantly affect visitation to our properties and have a material adverse effect on our results of operations.” for a discussion of risks relating to natural disasters that could be exacerbated by climate change.
We are also subject to the changes in related laws and regulations and their compliance could be difficult and costly. The criteria by which our ESG and sustainability practices are assessed may also change due to the evolution of the sustainability landscape, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. If we are unable to satisfy such new criteria, stakeholders may conclude our policies and/or actions with respect to ESG and sustainability matters are inadequate. In addition, we utilize a significant amount of energy and water and produce a substantial amount of waste in our operations and any failure in our efforts to use materials efficiently or reduce waste may not meet the expectations of our stakeholders and our own ESG objectives. Compliance with future climate-related legislation and regulation, and our efforts to achieve emissions reduction targets, could also be difficult and costly. Consumer travel and consumption preferences may also shift due to sustainability related concerns or costs. As a result of the foregoing, we may experience significant increased operating and compliance costs, operating disruptions or limitations, reduced demand, and constraints on our growth, all of which could adversely affect our profits.

Risks Relating to Operating in the Gaming Industry in Macau
Melco Resorts Macau’s Subconcession Contract expires in June 2022 and if we are unable to secure an extension of the subconcession and thereafter a new concession, we would be unable to operate casino gaming in Macau.
The Subconcession Contract expires on June 26, 2022. The Macau government has publicly stated that the concessions and subconcessions contracts may be extended until December 31, 2022 to enable the conclusion of the proposed amendments to Macau’s gaming law and the completion of the tender process for new concessions. On March 11, 2022, Melco Resorts Macau filed an application with the Macau government for the extension of its Subconcession Contract until December 31, 2022 and, in connection with such application, will be required to pay an extension premium of up to MOP47 million (equivalent to approximately US$5.9 million) and provide a bank guarantee in favor of the Macau government for the payment of potential labor liabilities should Macau Resorts Macau not be granted a new concession (or have its subconcession further extended) after December 31, 2022. The extension of the Subconcession Contract is subject to the approval of the Macau government and execution of an addendum to the Subconcession Contract.
The Macau government has put forth to the Macau Legislative Assembly a proposed law to amend the gaming law pursuant to which it is contemplated that up to six new concessions may be granted with terms of up to ten years (which period may be extended, one or more times, for up to a maximum of an additional three years by dispatch of the Chief Executive of Macau). The
COVID-19
outbreak has affected and may continue to affect the Macau government’s process in relation to the award of new concessions and may hinder the process related to an extension of the current concessions and subconcessions. Apart from the existing three concessionaires and three subconcessionaries authorized to operate gaming activities in Macau, new bidders can also enter into the first public tender for the grant of concessions for the operation of gaming activities in Macau held after the amended law becomes effective. The new bidders, if any, could have more financial resources than the current concessionaires and subconcessionaries, among other things. We cannot assure you that Melco Resorts Macau will be able to secure the extension of the subconcession and thereafter a new concession, on terms favorable to us, or at all. In accordance with current legislation on reversion of casino premises, all of our casino premises and gaming-related equipment under Melco Resorts Macau’s subconcession will revert to the Macau government without compensation at the end of the subconcession. We would then cease to generate revenues from such operations. In such an event, our results of operations, financial condition, cash flows and prospects may be materially and adversely affected, and it would result in an event of default or a mandatory prepayment obligation under our credit facilities and the cancellation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full. Furthermore, under the terms of the Studio City Notes and the Melco Resorts Finance Notes, we would also be required to offer to repurchase the Studio City Notes and the Melco Resorts Finance Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such indebtedness to the date of repurchase. See also “— Changes in our share ownership, including a change of control of our shares or our subsidiaries’ shares, could result in our subsidiaries’ inability to draw loans or cause events of default under our subsidiaries’ indebtedness, or could require our subsidiaries to prepay or make offers to repurchase certain indebtedness, as well as potentially negatively affect our ability to obtain an extension of our subconcession or obtain a new concession in Macau.”
Our business and operations in Macau are dependent upon our subconcession and, if we fail to comply with the complex legal and regulatory regime in Macau, our subconcession may be subject to revocation.
Under the terms of the Subconcession Contract, we are obligated to comply with all laws, regulations, rulings and orders promulgated by the Macau government from time to time. In addition, we must comply with all the terms of the Subconcession Contract which contains various general covenants and provisions, such as general and special duties of cooperation, special duties of information and obligations in relation to the execution of our investment plan, as to which the determination of compliance is subjective and depend, in part, on our ability to maintain continuing communications and good faith negotiations with the Macau government to ensure that we are performing our obligations under the subconcession in a manner that would avoid any violations. The initially proposed law amending the Macau gaming law also contemplates imposing various covenants and obligations the determination of which are discretionary or subjective. We cannot assure you that we will perform such covenants in a way that satisfies the requirements of the Macau government.
Melco Resorts Macau’s subconcession further provides that the Macau government is allowed to request various changes in the plans and specifications of our Macau properties and impose business and corporate requirements that may be binding on us. The proposed law amending the gaming law would, if adopted, also grant the Macau government authority to require revisions and specifications to be made to properties operated by concessionaires, including us.
In addition, the Chief Executive of Macau has the right to require that we increase Melco Resorts Macau’s share capital or that we provide certain deposits or other guarantees of performance with respect to the obligations of our Macau subsidiaries (which right would continue under the proposed amendments to the gaming law, if adopted). Melco Resorts Macau must also first obtain the Macau government’s approval before raising certain financing. As a result, we cannot assure you that we will be able to comply with these requirements or any other requirements of the Macau government or with the other requirements and obligations imposed by our subconcession, any new concession or the law amending the gaming law or other related regulations.
The harshest penalty that may be imposed on us for failure to comply with the complex legal and regulatory regime in Macau and the terms of the Subconcession Contract is revocation of the subconcession. Under the subconcession, the Macau government has the right to unilaterally terminate the subconcession in the event of non-compliance by Melco
Resorts Macau with its basic obligations under the subconcession and applicable Macau laws. If such a termination were to occur, all of our casino premises and gaming equipment will revert to the Macau government without compensation to us and Melco Resorts Macau would be unable to operate casino gaming in Macau, which would have a material adverse effect on our financial condition, results of operations and cash flows and could result in defaults under our indebtedness agreements and a partial or complete loss of our investments in our projects. We would also be unable to recover the US$900 million consideration paid to Wynn Macau for the issue of the subconcession. For a list of termination events, see “Item 4. Information on the Company — B. Business Overview — Regulations — Gaming Licenses — The Subconcession Contract in Macau.” These events could lead to the termination of Melco Resorts Macau’s subconcession without compensation to Melco Resorts Macau. In many of these instances, the Subconcession Contract does not provide for a specific cure period within which any such events may be cured and the granting of any cure period, if at all, would be at the discretion of the Macau government.
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
Studio City commenced operations in October 2015. While we have made significant capital investments for the development of Studio City, its land grant conditions, including, among others, completing the development of the land on which Studio City is located, require additional capital investments for Studio City.
Furthermore, Studio City operates in a challenging competitive environment. For example, some of our competitors in Macau have expanded operations or have announced intentions for further expansion and developments in Cotai, where Studio City is located. See “— We face intense competition in Macau, the Philippines and elsewhere in Asia and Europe and may not be able to compete successfully.” Moreover, we face risks and uncertainties related to changes to the Chinese and Macau governments’ policies and regulations relating to gaming markets, including those affecting gaming table allocation and caps, smoking restrictions, exchange controls and repatriation of capital, measures to control inflation and monetary transfers and travel restrictions.
In December 2021, continuation of the VIP rolling chip operations at the Studio City Casino by Melco Resorts Macau was extended to December 31, 2022, subject to early termination with 30 days’ prior notice. There is no assurance or expectation that any additional gaming tables will be allocated to Studio City Casino, including any VIP gaming tables.
In addition, Studio City may find it challenging to comply with the terms imposed under its financing arrangements, especially during periods of challenging market conditions (including changes in the PRC’s economy). The 2028 Studio City Senior Secured Credit Facility and the indentures governing the Studio City Notes impose certain operating and financial restrictions, including limitations on the ability to pay dividends, incur additional debt, make investments, create liens on assets or issue preferred stock. If we are unable to comply with such restrictions, it could cause repayment of our debt to be accelerated. In addition, such terms may also impair our ability to obtain additional financing for developing and completing the remaining project for the land of Studio City by December 27, 2022, in which case in the event no further extension is granted to complete such development or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in land and building and we may not be able to continue to operate Studio City. See “— The agreements governing our credit facilities and debt instruments contain certain covenants that restrict our ability to engage in certain transactions and may impair our ability to respond to changing business and economic conditions or otherwise take actions that may be in our best interests” and “We are developing the remaining development project at Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by December 27, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.”
All of the foregoing trends, risks and uncertainties may have a material adverse impact on our business, financial condition and results of operations.
Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.
Gaming operators in Macau are currently prohibited from accepting wagers in Renminbi, the currency of China. There are currently restrictions on the export of the Renminbi outside of the PRC, including to Macau. For example, a Chinese citizen traveling abroad is only allowed to take a total of RMB20,000 (equivalent to approximately US$ 3,137) plus the equivalent of up to US$5,000 out of China. The annual limit of RMB100,000 (equivalent to approximately US$15,684) is the aggregate amount that can be withdrawn overseas by any person from Chinese bank accounts and it was set by the Chinese government, with effect on January 1, 2018. In addition, the Chinese government’s ongoing anti-corruption campaign has led to tighter monetary transfer regulations, including real-time monitoring of certain financial channels, reducing the amount that China-issued ATM cardholders can withdraw in each withdrawal, imposing a limit on the annual aggregate amount that may be withdrawn and the launch of facial recognition and identity card checks with respect to certain ATM users, which could disrupt the amount of money visitors can bring from the PRC to Macau. Furthermore, a law with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer was enacted and came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount of MOP120,000 (equivalent to approximately US$14,939) as determined by the Chief Executive of Macau are required to declare such amount to the customs authorities. The adoption of digital currency by the Chinese government may also cause more restrictions on the export of the Renminbi out of the PRC, which may impede the flow of customers from the PRC to Macau, inhibit the growth of gaming in Macau and negatively impact our operations.

In addition, the value of RMB against the U.S. dollar and other currencies may fluctuate and may be affected by, among other things, changes in political and economic conditions and the foreign exchange policies adopted by the PRC government. In 2021, the value of RMB appreciated approximately 2.0% against the U.S. dollar. It remains difficult to predict how market forces or PRC or U.S. government policy, including the ongoing trade disputes between the PRC and the US governments may further exacerbate the devaluation of the RMB against the U.S. dollar and other currencies in the future. Given that we derive a significant majority of our revenues from our Macau gaming business and a significant number of our gaming customers come from, and are expected to continue to come from, the PRC, any further devaluation of the RMB against the U.S. dollar and other currencies may affect the visitation and level of spending of these gaming customers and could in turn have a material adverse effect on our revenues and financial condition.
Adverse changes or developments in gaming laws or other regulations in Macau that affect our operations could be difficult to comply with or may significantly increase our costs, which could cause our projects to be unsuccessful.
Our operations in Macau are also exposed to the risks of changes in laws and policies. Current laws in Macau, such as licensing requirements, tax rates and other regulatory obligations, including those for anti-money laundering, could change or become more stringent resulting in additional regulations being imposed upon gaming operations in Macau. See “— The gaming industries in Macau, the Philippines and Cyprus are highly regulated.” For example, under the initially proposed law amending the Macau gaming law, it is contemplated that if the actual gross gaming revenue of a concessionaire does not reach a set minimum limit, the concessionaire must pay a special premium to the Macau government. For additional information, see “— The gaming industries in Macau, the Philippines and Cyprus are highly regulated.”
While we currently do not have gaming promoter arrangements for our Macau business following their cessation in December 2021, if we enter into new arrangements with gaming promoters in the future, such arrangements and related activities will be subject to the requirements under the applicable laws and regulations. For example, in September 2009, the Macau government set a cap on commission payments to gaming promoters of 1.25% of net rolling. This policy may limit our ability to develop successful relationships with gaming promoters from time to time in the future and attract VIP rolling chip players, which in turn may adversely affect the financial performance of our VIP rolling chip operations. In addition, the Macau government is currently considering amending the Macau Administrative Regulation no. 6/2002, as amended by the Administrative Regulation 27/2009, which, if adopted, would among other things, impose more stringent and restrictive licensing requirements for gaming promoters. Separately, the proposed law amending the gaming law initially put forth for review by the Macau government contemplates that gaming promoters may only operate with one concessionaire and that revenue share and fixed room operations are not permitted. Any failure to comply with these regulations, as they may become applicable, may result in the imposition of liabilities, fines and other penalties and may materially and adversely affect our subconcession or new concession. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Promoters Regulations.” In addition, the Macau government has imposed regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, entry into casinos by off-duty
gaming related employees, location requirements for sites with gaming machine lounges, data privacy and other matters. Any such legislation, regulation or restriction which is being or may in the future be imposed by the Macau government may have a material adverse impact on our operations, business and financial performance. Furthermore, our inability to address any of these requirements or restrictions imposed by the Macau government could adversely affect our reputation and result in criminal or administrative penalties, in addition to any civil liability and other expenses. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Regulations.”
Also, since January 1, 2019, smoking on the premises of casinos is only permitted in authorized segregated smoking lounges with no gaming activities, and such segregated smoking lounges are required to meet certain standards determined by the Macau government. Our properties currently have a number of segregated smoking lounges. We cannot assure you that the Macau government will not enact more stringent smoking control legislations. Such limitations imposed on smoking have and may deter potential gaming patrons who are smokers from visiting casinos in Macau, which could adversely affect our business, results of operations and financial condition. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Smoking Regulations.”
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
The Macau government has imposed a cap on gaming tables and restricts the number of gaming tables that may be operated in Macau. A cap of 5,500 tables up to the end of the first quarter of 2013 was implemented. In addition, for a period of ten years commencing from the second quarter of 2013, the number of gaming tables to be authorized by the Macau government was limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables in Macau as of December 31, 2021, was 6,198. The Macau government has reiterated further that it does not intend to authorize the operation of any new casino or gaming area that was not previously authorized by the government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas. Given such announcements by the Macau government, we may not be able to obtain Macau government’s approval to expand our existing casinos or gaming areas or operate a sufficient number of gaming tables at our properties in Macau. In addition, under the proposed law amending the Macau gaming law, if adopted in its initially proposed form, the maximum number of gaming tables permitted to be operated by a concessionaire will be determined by the Chief Executive of Macau and gaming tables previously allocated may also be revoked if certain minimum gross gaming revenue thresholds are not met for two consecutive years or the tables are not fully utilized without reason within a certain period. Current and future restrictions on gaming tables may have a material impact on our gaming revenues, overall business and operations and may adversely affect our development projects and the future expansion of our business.
Melco Resorts Macau’s tax exemption from Complementary tax on income from gaming operations under the subconcession tax expires on June 26, 2022, and we may not be able to extend it.
Companies in Macau are subject to Complementary tax of up to 12% of taxable income, as defined in relevant tax laws. We are also subject to a 35% special gaming tax on our gaming revenues as well as other levies of 4% imposed under the Subconcession Contract. Such other levies may be subject to change in the event the Subconcession Contract is renegotiated and as a result of any change in relevant laws. The Macau government granted to Melco Resorts Macau the benefit of a corporate tax holiday on gaming profits in Macau until 2021, which was extended until June 26, 2022 by dispatch of the Chief Executive. In addition, the Macau government has granted to one of our subsidiaries in Macau the Complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. The dividend distributions of such subsidiary to its shareholders continue to be subject to Complementary tax. We have applied for an extension of such Complementary tax exemption for the period from January 1, 2022 to June 26, 2022 and such application is pending approval by the Macau government. We cannot assure you that the corporate tax holiday benefits will be extended beyond their expiration dates.
During the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.4 million) was payable by Melco Resorts Macau with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributed by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We have applied for an extension of such arrangement from January 1, 2022 to June 26, 2022 at an amount to be set by the Macau government but we cannot assure you that the same arrangement will be applied during such period or beyond or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.
Risks Relating to Operating in the Gaming Industry in the Philippines
The land and buildings comprising the site occupied by City of Dreams Manila is leased by Melco Resorts Leisure and thus subject to risks associated with tenancy relationships.
Melco Resorts Leisure entered into a lease agreement on October 25, 2012, which became effective on March 13, 2013 (as amended or supplemented, the “Lease Agreement”), pursuant to which it leases from Belle Corporation the land and buildings occupied by City of Dreams Manila, which, in turn, leases part of the land from the Philippine government’s social security system (the “Social Security System”). Numerous potential issues or causes for disputes may arise from a tenancy relationship, such as with respect to the provision of utilities on the premises, rental lease payments, or any adjustments thereto, and the maintenance and normal repair of the buildings, any of which could result in an arbitrable dispute between Belle Corporation and Melco Resorts Leisure. There can be no assurance that any such dispute would be resolved or settled amicably or expediently or that Melco Resorts Leisure will not encounter any material issues with respect to its tenancy relationship with Belle Corporation. On March 22, 2021, the parties entered into a supplemental agreement to make certain adjustments to the rental payments paid and payable by Melco Resorts Leisure for 2020 and 2021 as a result of the disruptions caused by the
COVID-19
outbreak. We are currently in discussions with Belle Corporation regarding new lease rates that will apply to the land and Phase 1 Building of the leased premises. There can be no assurance that any material issue arising out of the tenancy relationship can always be resolved swiftly and on terms acceptable to us. Furthermore, if any dispute arises, Belle Corporation, as lessor, could discontinue essential services necessary for the operation of City of Dreams Manila, or seek relief to oust Melco Resorts Leisure from possession of the leased premises. Any prolonged or substantial dispute between Belle Corporation and Melco Resorts Leisure, or any dispute arising under the lease agreement between Belle Corporation and the Social Security System, could have a material adverse effect on the operations of City of Dreams Manila, which could in turn adversely affect our business, financial condition and results of operations. In addition, any negative publicity arising from disputes with, or non-compliance by, Belle
Corporation with the Lease Agreement could have a material adverse effect on our business and prospects, financial condition and results of operations.
Furthermore, the Lease Agreement may be terminated under certain circumstances, including Melco Resorts
Leisure’s non-payment of rent,
or if either party fails to substantially perform any material covenants under the Lease Agreement and fails to remedy such non-performance in a
timely manner, which could cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.

If the termination of certain agreements which Belle Corporation previously entered into with another casino operator and other third parties is not effective, such operator and third parties may seek to enforce these agreements against Belle Corporation or MRP as a co-licensee of Belle
Corporation, which could adversely impact City of Dreams Manila and MRP.
Melco Resorts Leisure is designated as the sole operator under the provisional gaming license issued by PAGCOR on December 12, 2008 for the development of an integrated tourism resort and to establish and operate a casino within Entertainment City in Manila, the Philippines, under which the Melco Philippine Parties and the Philippine Parties are
co-licensees
pursuant to the Amended Certificate of Affiliation and Provisional License dated January 28, 2013 (the “Provisional License”). Prior to this, Belle Corporation and the other Philippine Parties elected to terminate such contracts and the operator with whom Belle Corporation previously contracted, on behalf of itself and such third-party contractors, signed a waiver releasing the Philippine Parties from all obligations thereunder. Although Belle Corporation agreed to indemnify the Melco Philippine Parties from any loss suffered in connection with the termination of such contracts, there can be no assurance that Belle Corporation will honor such agreement. Any issues which may arise from such contracts and their counterparties, or any attempt by another operator or any other third party contractor to enforce provisions under such contracts, could interfere with MRP’s operations or cause reputational damage, which could in turn materially and adversely affect our business, financial condition and results of operations.
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
Furthermore, under the cooperation agreement between the Philippine Parties and the Melco Philippine Parties, the Philippine Parties are required to contribute the land and building structures for City of Dreams Manila. There can be no assurance that the title to the land and building structures for City of Dreams Manila will not be challenged by third parties or the Philippine government in the future. Any such event, each of which is beyond MRP’s control, may curtail the ability of MRP to operate City of Dreams Manila in an efficient manner or at all and could have a material adverse effect on our business, financial condition and results of operations.
Melco Resorts Leisure’s right to operate City of Dreams Manila is subject to certain limitations.
Melco Resorts Leisure’s right to operate City of Dreams Manila is subject to certain limitations under the operating agreement for the management and operation of City of Dreams Manila, entered into among Melco

Resorts Leisure and the Philippine Parties. For example, Melco Resorts Leisure is prohibited from entering into any contract for City of Dreams Manila outside the ordinary course of the operation and management of City of Dreams Manila with an aggregate contract value exceeding US$3.0 million (such contract value to be increased by 5.0% each year on each anniversary date of the operating agreement, with the threshold at approximately US$4.4 million for the year ended December 31, 2021) without the consent of the other Philippine Licensees. In addition, Melco Resorts Leisure is required to remit specified percentages of the mass market and VIP gaming earnings before interest, tax, depreciation and amortization and other defined adjustments or net revenues derived from City of Dreams Manila to PremiumLeisure and Amusement Inc.
If Melco Resorts Leisure is unable to comply with any of the provisions of the operating agreement, the other parties to the operating agreement may bring lawsuits and seek to suspend or replace Melco Resorts Leisure as the sole operator of City of Dreams Manila, or terminate the operating agreement. Moreover, the Philippine Parties may terminate the operating agreement if Melco Resorts Leisure materially breaches the operating agreement. Termination of the operating agreement, whether resulting from Melco Resorts Leisure’s or the
Philippine Parties’ non-compliance with the
operating agreement, could cause a material adverse effect on our business and prospects, financial condition, results of operations and cash flows.
Melco Resorts Leisure may be forced to suspend VIP gaming operations at City of Dreams Manila under certain circumstances.
Under the operating agreement for City of Dreams Manila, Melco Resorts Leisure must periodically calculate, on a 24-month basis, the
respective amounts of VIP gaming earnings before interest, tax, depreciation and amortization and other defined adjustments derived from City of Dreams Manila (the “PLAI VIP EBITDA”) and VIP gaming net win derived from City of Dreams Manila pursuant to the operating agreement (the “PLAI VIP Net Win”) and report such amounts to the Philippine Parties. If the PLAI VIP EBITDA is less than the PLAI VIP Net Win, the Philippine Licensees must meet within ten business days to discuss and review City of Dreams Manila’s financial performance and agree on any changes to be made to the business operations of City of Dreams Manila and/or to the payment terms under the operating agreement. If such an agreement cannot be reached within 90 business days, Melco Resorts Leisure must suspend VIP gaming operations at City of Dreams Manila.
Any suspension of VIP gaming operations at City of Dreams Manila could materially and adversely impact gaming revenues from City of Dreams Manila. Moreover, suspension of VIP gaming operations could effectively lead Melco Resorts Leisure to limit or suspend certain non-gaming operations focusing
on VIP players, such as the VIP hotel and VIP lounge, which would further reduce revenues from City of Dreams Manila. Any suspension of VIP gaming operations, even for a brief period of time, could also damage the reputation and reduce the attractiveness of City of Dreams Manila as a premium gaming destination, particularly among premium direct players and other VIP players, as well as gaming promoters, which could have a material adverse effect on our business, financial condition and results of operations.
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
Public acceptance of gaming changes periodically in various gaming locations in the world and represents an inherent risk to the gaming industry. In addition, the Philippine Catholic Church, community groups,
non-governmental organizations and
individual government officials have, on occasion, taken strong and explicit stands against gaming. PAGCOR has in the past been subject to lawsuits by individuals trying to halt the construction of casinos in their communities. Church leaders have on occasion called for the abolition of PAGCOR. There can be no guarantee that negative sentiments will not be expressed in the future against City of Dreams Manila or integrated casino resorts in general, which may reduce the number of visitors to City of Dreams Manila and may materially and adversely affect our business, financial condition and results of operations.
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

Moreover, certain provisions and requirements of the Philippine License are open to different interpretations and have not been interpreted by Philippine courts or made subject to more detailed interpretative rules. There is no guarantee that the Melco Philippine Parties’ proposed mode of compliance with these or other requirements of the Philippine License will be free from administrative or judicial scrutiny in the future. Any difference in interpretation between PAGCOR and MRP with respect to the Philippine License could result in sanctions against the Melco Philippine Parties, including fines or other penalties, such as suspension or termination of the Philippine License. There can be no assurance that the Philippine Licensees will be able to continuously comply with all of the Philippine License’s requirements, or that the Philippine License will not be modified to contain more onerous terms or amended in such a manner that would cause the Philippine Licensees to lose interest in the operation of City of Dreams Manila. If the Philippine License is materially altered or revoked for any reason, including the failure by any of the Philippine Licensees to comply with its terms, MRP may be required to cease City of Dreams Manila’s gaming operations, which could have a material adverse effect on our business, financial condition and results of operations. In addition, a failure in the internal control systems of MRP may cause PAGCOR to adversely modify or revoke the Philippine License. Finally, the Philippine License will terminate in 2033, coinciding with the PAGCOR Charter’s termination, and there is no guarantee that the PAGCOR Charter or the Philippine License will be renewed.
In addition, City of Dreams Manila’s gaming operation is highly regulated in the Philippines. As PAGCOR is also a gaming operator, there can be no assurance that PAGCOR will not withhold certain approvals from the Melco Philippine Parties in order to favor its own gaming operations. PAGCOR may also modify or impose additional conditions on its licensees or impose restrictions or limitations on Melco Resorts Leisure’s casino operations that would interfere with Melco Resorts Leisure’s ability to provide VIP services, which could adversely affect MRP’s business, financial condition and results of operations.
City of Dreams Manila may be required to obtain an additional legislative franchise, in addition to its Philippine License.
On August 2, 2017, House Bill No. 6111 was filed which proposed the creation of the Philippine Amusements and Gaming Authority, or PAGA, which, if adopted, would replace PAGCOR as the regulatory agency of gaming activities in the Philippines. Also under House Bill No. 6111, the holders of gaming licenses in the Philippines, including the Philippine Licensees, would be required to obtain from the Philippine Congress a legislative franchise to operate gambling casinos, gaming clubs and other similar gambling enterprises within one year from the date of the proposed law’s effectiveness. Non-compliance would
result in the operations of holders of gaming licenses in the Philippines, including the Philippine Licensees, to be considered as illegal. On October 2, 2017, House Bill No. 6514 was filed whose provisions are essentially similar to House Bill No. 6111, particularly on the need for holders of gaming licenses in the Philippines, including the Philippine Licensees, to obtain from the Philippine Congress a legislative franchise within one year from the date of the proposed law’s effectiveness.
It is not yet known if House Bills 6111 and 6514, in their current form, will be approved by the House of Representatives, Senate or signed into law by the President. However, it is likely that the present bills would not be acted upon by the current Philippines Congress whose term will end in May 2022, in which case, a new House Bill will have to be filed if this proposal is to be pursued by the incoming Philippines Congress. In the event that House Bills 6111 and 6514 are signed into law, City of Dreams Manila may be required to obtain an additional legislative franchise in addition to its Philippine License and there can be no assurance that such a franchise, which requires legislative approval, will be granted. In addition, the Philippine License may be subject to amendment or repeal by the Philippine Congress. In the event City of Dreams Manila is not granted any required franchise, or the Philippine License is materially amended or repealed, the operation of City of Dreams Manila may cease, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Changes to fiscal incentives and other forms of taxes that may be implemented by the Philippines government from time to time may have a material adverse effect on our Philippine subsidiaries
For the gaming-related transactions in our Philippines operations, Melco Resorts Leisure currently enjoys exemptions from national, local, direct and indirect (i.e. VAT) taxes in the Philippines pursuant to the PAGCOR charter and is subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes. Further, Melco Resorts Leisure, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and
VAT zero-rating on its
local purchases of certain capital equipment used in registered activities. Our Philippines subsidiaries are also liable for VAT on certain transactions. On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed and took effect on April 11, 2021 and is applicable to income derived from our non-gaming
operations in the Philippines. CREATE reduced the minimum corporate income tax from 2% to 1% from July 1, 2020 to June 30, 2023 and the corporate income tax rate from 30% to 25% starting July 1, 2020.
Any future amendments of CREATE, such as changes on the application of value-added and corporate income taxes and tax rates or changes to the fiscal incentives provided to Melco Resorts Leisure pursuant to its registration with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, may have significant negative impact on our Philippines business. Our Philippine subsidiaries may also be subject to other forms of taxes that may be implemented by the Philippine government from time to time, which could have a material adverse effect on our business, financial condition and results of operations.
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
Our operations in Cyprus include a temporary casino in Limassol and the license to operate four satellite casinos and the development of City of Dreams Mediterranean. In July 2019, we acquired a 75% equity interest in ICR Cyprus from Melco International, our controlling shareholder, while the remaining 25% equity interest in ICR Cyprus is held by The Cyprus Phassouri (Zakaki) Limited. We have entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we will, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR 2 million (equivalent to approximately US$2.3 million) per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus, which will provide the right to a preferential dividend, among other terms.
We will require the continued partnership and cooperation of The Cyprus Phassouri (Zakaki) Limited for the operation of our Cyprus casinos. The temporary casino in Limassol and two satellite casinos in Nicosia and Larnaca opened in 2018 (the Larnaca satellite casino ceased operations in June 2020), the third satellite casino opened in 2019 in Ayia Napa and our fourth satellite casino in Paphos opened in February 2020. In addition, our City of Dreams Mediterranean project, which requires significant investment of capital and other resources, is still under development and is required to open by September 30, 2022 under the terms of the Cyprus License, following an extension granted by the government of Cyprus. Our operations in Cyprus are also subject to ongoing compliance with various laws, regulations, licenses, permits and renewals of those licenses and permits. Given our relatively short operating history and limited experience in Cyprus, which also represents our first significant business venture outside of Asia, it may be difficult for us to comply with the applicable laws and regulations or to secure all necessary licenses and permits in Cyprus, which could be time-consuming and significantly increase our costs. In addition, Cyprus is a new gaming market and we may not achieve the intended results or return through our operations in Cyprus.
While we have already made significant capital investments for the development and operation of our operations in Cyprus, the ongoing development of City of Dreams Mediterranean requires further significant additional capital investments. Based on our current plan for the development of City of Dreams Mediterranean integrated resorts project, we currently expect a project budget of approximately US$550 million to US$600 million (inclusive of the land cost but exclusive of any pre-opening
costs and financing costs). The development of City of Dreams Mediterranean may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financings. We will be required to obtain approval from, or the consent of, or notify relevant government authorities, including the CGC, in order to enter into such debt financings. Given that this is the first significant integrated casino resort project to be developed in Cyprus, we may face difficulty in obtaining the necessary approvals or consents in a timely manner or at all. Our ability to obtain such debt financing also depends on a number of factors beyond our control, including market volatility and a contraction of liquidity in the global credit markets caused by the global
COVID-19
outbreak and lenders’ perceptions of, and demand for, the debt financing for our City of Dreams Mediterranean project. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavors, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$495 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$495 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$311 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the ongoing development of the City of Dreams Mediterranean project in a timely manner or at all. In addition, our plan for the City of Dreams Mediterranean project may be subject to additional risks, particularly labor shortages and disruptions to global supply chains exacerbated by the
COVID-19
outbreak and resulting disruptions as well as further revisions and changes to certain design elements which remain subject to further refinement and development. For example, construction work at our City of

Dreams Mediterranean project was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential
business activities due to the
COVID-19
outbreak and following the suspension, construction work at the site was also subject to the additional health and safety requirements imposed by the Cyprus government due to the
COVID-19
outbreak. There is also no assurance that the Cyprus government will not impose additional restrictions due to the
COVID-19
outbreak, which could cause further significant disruptions to the construction work at City of Dreams Mediterranean.
All of these uncertainties increase the risk that construction in Cyprus will not be completed on time and that our construction costs will increase. We were granted a nine-month extension of the deadline for commencement of operations at the City of Dreams Mediterranean by the CGC from the original deadline of December 31, 2021 to September 30, 2022. However, if we fail to commence operations of City of Dreams Mediterranean by September 30, 2022 and are not granted any further extension by the government of Cyprus, and the government of Cyprus exercises its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our Cyprus operations as planned. In such event, we would also be required to pay a penalty to the Cyprus government and/or may have the Cyprus License terminated if such delay continues beyond a grace period of 100 business days. See “— Economic or trade sanctions and a heightened trend towards trade and technology
“de-coupling”
could negatively affect the relationships and collaborations with our suppliers, service providers, technology partners and other business partners and our ability to accept certain customers, which could materially and adversely affect our competitiveness and business operations.” for discussions of events relating to Cyprus.
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
Our current operations in Cyprus, including a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and the development of City of Dreams Mediterranean, are dependent on the Cyprus License granted by the government of Cyprus to Integrated Casino Resorts on June 26, 2017. Under the Cyprus License, Integrated Casino Resorts has been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant with the right for exclusivity in Cyprus for the first 15 years of the term. The Cyprus License imposes certain requirements and conditions on Integrated Casino Resorts and its service providers, including the threat of suspension or termination of the Cyprus License upon the occurrence of certain events. Such requirements include, among others:

•
in connection with the operation of the temporary casino and City of Dreams Mediterranean, payment to the government of Cyprus of an annual license fee of EUR2.5 million (equivalent to approximately US$2.8 million) per year for the first four-year period commencing from June 26, 2017, the grant date of the Cyprus License, and an annual license fee of EUR5.0 million (equivalent to approximately US$5.7 million) per year for the second four-year period. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR 5.0 million (equivalent to approximately US$5.7 million) and subject to a maximum percentage increase;

•
in connection with the operation of the satellite casino in Nicosia, payment to the government of Cyprus of an annual license fee of EUR1.0 million (equivalent to approximately US$1.1 million) per year since its commencement of operations;

•
in connection with the operation of each of the satellite casinos in Larnaca (which ceased operation in June 2020), Ayia Napa and Paphos, payment to the government of Cyprus of an annual license fee of EUR0.5 million (equivalent to approximately US$0.6 million) per year since their operations commenced; and

•
payment to the government of Cyprus of a monthly casino tax of an amount equal to 15% of the gross gaming revenue, such casino tax not to be increased during the initial
15-year
exclusivity period under the Cyprus License.

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
There can be no assurance that we will be able to continuously comply with all of the requirements under the Cyprus License, or that the Cyprus License will not be modified to contain more onerous terms or in such other manner that would cause us to lose our interest in our Cyprus operations, particularly when the initial
15-year
exclusivity period expires in 2032. If the Cyprus License is materially altered or revoked for any reason, including due to any failure by us to comply with its terms, we may be required to cease our gaming operations in Cyprus, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Corporate Structure and Ownership
Our controlling shareholder has a substantial influence over us, and its interests in our business may be different than yours. We have had, and may continue to have, transactions with our controlling shareholder and its affiliates and such transactions may create conflicts of interest between us and our controlling shareholder.
As of March 25, 2022, Melco International’s beneficial ownership in our Company was approximately 55.8%. There are risks associated with the possibility that Melco International may: (i) have economic or business interests or goals that are inconsistent with ours; (ii) have operations and projects elsewhere in Asia or elsewhere in the world that compete with our businesses in Macau, the Philippines and in other countries and for available resources and management attention; (iii) take actions contrary to our policies or objectives; or (iv) have financial difficulties. In addition, there is no assurance that the laws and regulations relating to foreign investment in Melco International’s governing jurisdictions will not be altered in such a manner as to result in a material adverse effect on our business and operating results.
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
We have entered into various related party transactions with Melco International and its affiliates and subsidiaries. For example, we acquired a 75% equity interest in ICR Cyprus from Melco International on July 31, 2019. Prior to this acquisition, we had entered into arrangements with Melco International to provide planning, design, construction and other services to Melco International and its subsidiaries in connection with the City of Dreams Mediterranean project. We may, from time to time, enter into additional agreements and arrangements with Melco International or its affiliates or subsidiaries in connection with other projects. We may, from time to time, purchase, acquire or invest in other assets, companies or projects held or sponsored by Melco International or its affiliates or subsidiaries or Melco International may make such purchases, acquisitions or investments in assets, companies or projects that our company holds. The consideration or amount of such purchase, acquisition or investment may be material or significant. While we believe the terms of agreements and arrangements we have with Melco International or its affiliates or subsidiaries are commercially reasonable, the determination of such commercial terms are subject to judgment and estimates and we may have obtained different terms had we entered into such agreements or arrangements with independent third parties.
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
Changes in our share ownership, including a change of control of our shares or our subsidiaries’ shares, could result in our subsidiaries’ inability to draw loans or cause events of default under our subsidiaries’ indebtedness, or could require our subsidiaries to prepay or make offers to repurchase certain indebtedness, as well as potentially negatively affect our ability to obtain an extension of our subconcession or obtain a new concession in Macau.
Credit facility agreements relating to certain of our indebtedness contain change of control provisions, including in respect of ownership over our shares as well as our obligations relating to our control and/or ownership of certain of our subsidiaries and their assets. Under the terms of such credit facility agreements, the occurrence of certain change of control events, including a decline below certain thresholds in the aggregate direct or indirect shareholdings of us held by Melco International and the aggregate direct or indirect shareholdings of certain of our subsidiaries held by us or certain of our subsidiaries (as the case may be) may result in an event of default and/or a cancellation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full. Other applicable change of control events under the credit facility agreements include steps being taken in connection with the liquidation or dissolution of certain of our subsidiaries.
The terms of the Studio City Notes and the Melco Resorts Finance Notes also contain change of control provisions whereby the occurrence of a relevant change of control event will require us to offer to repurchase the Studio City Notes or the Melco Resorts Finance Notes (as the case may be) (and, in the case of a change of control event under the Melco Resorts Finance Notes, which is accompanied by a ratings decline) at a price equal to 101% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such indebtedness to the date of repurchase.
Any occurrence of these events could be outside our control and could result in events of default and cross-defaults which may cause the termination and acceleration of our credit facilities, the Studio City Notes and Melco Resorts Finance Notes and potential enforcement of remedies by our lenders or note holders (as the case may be), which would have a material adverse effect on our financial condition and results of operations. For example, Melco International has pledged 727,733,982 ordinary shares of our Company held by it in connection with a credit facility entered into by it. If Melco International is unable to comply with certain covenants under such credit facility, it could result in the relevant lenders enforcing the pledge, which could result in a change of control in our Company that would trigger the above provisions under our credit facilities, the Studio City Notes and Melco Resorts Finance Notes.
Such a change of control would also potentially adversely affect our ability to obtain an extension of the subconcession and/or the grant of a new concession in Macau. In the event we are unable to obtain an extension of the subconcession and/or the grant of a new concession in Macau, our business, financial condition, cash flows and prospects may be materially and adversely affected, including as a result of the fact that, in such case, an event of default or a mandatory prepayment obligation would arise under our credit facilities and result in the cancellation of committed amounts as well as a requirement to prepay the credit facilities in relation to such indebtedness in full. Furthermore, under the terms of the Studio City Notes and the Melco Resorts Finance Notes, we would also be required to offer to repurchase the Studio City Notes and the Melco Resorts Finance Notes at a price equal to 100% of their principal amount, plus accrued and unpaid interest and, if any, additional amounts and other amounts specified under such indebtedness to the date of repurchase. We may not have sufficient funds to make such payments or be able to refinance such indebtedness or obtain additional debt to satisfy these obligations on acceptable terms, or at all. See also “— Melco Resorts Macau’s Subconcession Contract expires in June 2022 and if we are unable to secure an extension of the subconcession and thereafter a new concession, we would be unable to operate casino gaming in Macau.” and “— We may not be able to generate sufficient cash flow to meet our debt service obligations.”
Studio City International Holdings Limited may be unable to remain in compliance with the New York Stock Exchange (“NYSE”) requirements for its continued listing and as a result the SC ADSs may be delisted from trading on the New York Stock Exchange, which could have a material effect on us and the liquidity of the SC ADSs and its Class A ordinary shares.
Our subsidiary, Studio City International Holdings Limited (“Studio City International” or “SCI”), completed the Studio City IPO in 2018 and its SC ADSs have been listed on the New York Stock Exchange since then. In February 2020, Studio City International received a notice from the New York Stock Exchange notifying it that it was not in compliance with Section 802.01A of the New York Stock Exchange Listed Company Manual or the NYSE Manual, which requires the number of total shareholders of Studio City International’s capital stock be no less than 400 shareholders, or the NYSE Notice. Pursuant to the NYSE Notice, Studio City International became subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and was requested to submit a business plan within 90 days of receipt of the NYSE Notice that demonstrated how it expected to return to compliance with the minimum total shareholder requirement within a maximum period of 18 months of receipt of the notice.

In accordance with the timing requirement under the NYSE Notice, Studio City International submitted a business plan in May 2020, or the NYSE Business Plan. On July 2, 2020, Studio City International was notified the NYSE Business Plan was accepted by the New York Stock Exchange. In such notification, the New York Stock Exchange also notified it that it was not in compliance with the requirement under Section 802.01A of the NYSE Manual which requires the number of total shareholders of Studio City International’s capital stock to be no less than 1,200 shareholders if the average monthly volume of its ADSs is less than 100,000 for the most recent 12 months, or the
Additional NYSE Non-Compliance
Event, and subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual for the
Additional NYSE Non-Compliance
Event.
On May 7, 2021, the NYSE notified Studio City International that it had regained compliance with the continued listing requirement contained in the initial NYSE Notice. Subsequently on July 30, 2021, the NYSE further notified Studio City International that it had regained compliance with the Additional NYSE
Non-Compliance
Event. The NYSE also indicated that Studio City International will be subject to a
12-month
monitoring period within which Studio City International will be reviewed to ensure it does not once again fall below any of the NYSE’s continued listing standards, in which case the NYSE may truncate the compliance procedures described in the NYSE Manual or initiate delisting procedures.
We cannot assure you that Studio City International can or will continually adhere to all of the continued listing requirements of the New York Stock Exchange, including those required to maintain our listing on the New York Stock Exchange, or that the New York Stock Exchange will not take any other action in the course of monitoring its compliance with the continued listing requirements of the New York Stock Exchange. If Studio City International is delisted from the New York Stock Exchange, the SC ADSs or its ordinary shares may be eligible for trading on an over-the-counter
market in the United States. In the event that Studio City International is not able to obtain a listing on another U.S. stock exchange or quotation service for its ADSs, it may be extremely difficult for holders of the SC ADSs and its shareholders to sell their SC ADSs or ordinary shares in Studio City International. Moreover, if the SC ADSs are delisted from the New York Stock Exchange but listed elsewhere, it will likely be on a market with less liquidity and more price volatility than experienced on the New York Stock Exchange. Holders of the SC ADSs and its shareholders may not be able to sell their SC ADSs or ordinary shares in Studio City International on any such substitute market in the quantities, at the times or at the prices that could potentially be available on a more liquid trading market. In addition, following a delisting from the New York Stock Exchange, as direct or indirect holders of 5% or more of Studio City International’s shares are subject to suitability and financial capacity reviews by the DICJ, any direct or indirect sales of SC ADSs or ordinary shares in Studio City International representing 5% or more of its outstanding share capital may require prior approval by the Macau government.
Risks Relating to Our Financing and Indebtedness
Our current, projected and potential future indebtedness could impair our financial condition, which could further exacerbate the risks associated with our significant leverage.
We have incurred and expect to incur, based on current budgets and estimates, secured and unsecured long-term indebtedness.
Our outstanding indebtedness as of December 31, 2021 includes:

•	HK$3.12 billion (equivalent to approximately US$399.7 million) under the 2020 Credit Facilities;

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2015 Credit Facilities;

•	HK$1.0 million (equivalent to approximately US$0.1 million) under the 2028 Studio City Senior Secured Credit Facility;

•	US$1.00 billion from Melco Resorts Finance’s issuance of the 2025 Senior Notes;

•	US$1.15 billion from Melco Resorts Finance’s issuance of the 2029 Senior Notes;

•	US$1.10 billion from Studio City Finance’s issuance of the 2029 Studio City Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2025 Studio City Notes;

•	US$500.0 million from Studio City Finance’s issuance of the 2028 Studio City Notes;

•	US$500.0 million from Melco Resorts Finance’s issuance of the 2026 Senior Notes;

•	US$600.0 million from Melco Resorts Finance’s issuance of the 2027 Senior Notes; and

•	US$850.0 million from Melco Resorts Finance’s issuance of the 2028 Senior Notes.
Our expected long-term indebtedness includes:

•
financing for a significant portion of any future projects or phases of projects, including the 2027 Studio City Company Notes. Additionally, we may incur indebtedness for the remaining project for the land on which Studio City is located and for the development of City of Dreams Mediterranean, depending upon our cash flow position during the construction period;

Our significant indebtedness could have material consequences. For example, it could:

•	make it difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions, including the economic disruptions caused by the effect of the global COVID-19 outbreak;

•	impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, acquisitions or general corporate purposes;

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

•
cause us to incur additional expenses by hedging interest rate exposures of our indebtedness and exposure to hedging counterparty failures to pay under such hedging arrangements, which would reduce the funds available to us to fund our operations; and

•
in the event we or one of our subsidiaries were to default, result in the loss of all or a substantial portion of our and/or our subsidiaries’ assets over which our creditors have taken or will take security.

Any of the above or other consequences or events could have a material adverse effects on our ability to satisfy our other obligations.
We may require additional financing to complete our investment projects or in our business operations, which may not be available on satisfactory terms or at all.
We have funded our capital investment projects through, among others, cash generated from our operations, credit facilities, issuance of debt securities and other debt and equity financings. For example, we used such capital resources to fund the development of the remaining land for our Studio City development project, and we may require additional financing in the future for our capital investment projects, which we may raise through debt or equity financing. We may also require additional financing in the future to fund our business operations. For example, the law amending the Macau gaming law put forth by the Macau government in January 2022 contemplates that the concessionaire’s registered share capital shall not be less than MOP5 billion (equivalent to approximately US$622.5 million), which may be satisfied in cash or in the form of bank draft. Melco Resorts Macau currently has a share capital of approximately MOP1 billion (equivalent to approximately US$124.5 million). Depending on the final requirements under the proposed amendments to the Macau gaming law, we may require additional debt or equity financing to meet the new proposed requirement. We may be required to obtain approval from, or consent of, or notify relevant government authorities or third parties in order to enter into such financings. There are no assurances that we would be able to obtain any required approval or consent from the relevant government authorities or third parties with respect to such financing in a timely manner or at all.
Any financing related to the above may also be subject to, among others, the terms of credit facilities, the Melco Resorts Finance Notes and the Studio City Notes and any future financings. In addition, our ability to obtain debt or equity financing on acceptable terms depends on a variety of factors that are beyond our control, including market conditions such as the economic disruptions caused by the effect of the global
COVID-19
outbreak, investors’ and lenders’ perceptions of, and demand for, debt and equity securities of gaming companies and interest rates. For example, changes in rating outlooks may subject us to rating agency downgrades, which could make it more difficult for us to obtain financing on acceptable terms. Potential interest rate hikes from central banks across the world which are anticipated to accelerate starting in 2022 would increase our borrowing costs. The recent sell-off
in Chinese property bonds has also negatively impacted the market for high yield bonds of issuers in other sectors connected with the PRC, including those issued by Macau gaming operators. As a result, we cannot assure you that we will be able to obtain sufficient financing on terms satisfactory to us, or at all, to finance our capital investment projects. If we are unable to obtain such funding, our business, cash flow, financial condition, results of operations and prospects could be materially and adversely affected. We may, from time to time, seek to obtain new financings or refinance our outstanding debt through international markets. Any such financing or refinancing, and our evaluation thereof, will depend on the prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.
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

•
general economic conditions and economic conditions affecting the PRC, Macau, the Philippines, Cyprus or the gaming industry in particular, including market conditions such as the economic disruptions caused by the effect of the global
COVID-19
outbreak;

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
The agreements governing our credit facilities and debt instruments contain restrictions on our ability to engage in certain transactions and may limit our ability to respond to changing business and economic conditions, including regulatory changes, or otherwise take actions that may be in our best interests. Certain of these agreements have restrictions that include, among other things, limitations on our ability and the ability of our restricted subsidiaries or other members of our obligor group to do some or all of the following:

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
Certain of our credit facilities and debt instruments also require us to satisfy various financial covenants, which include requirements for minimum interest coverage ratio and leverage ratios. For more information on financial covenants we are subject to under our credit facilities and debt instruments, see note 13 to the consolidated financial statements included elsewhere in this annual report. Future indebtedness or other agreements may contain covenants more restrictive than those contained in our existing credit facilities and debt instruments. In addition, we may also rely on waivers given by lenders in respect of certain terms and covenants under the facilities from time to time. For example, on November 5, 2021, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities have consented and agreed to a waiver extension of certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities such as (i) to meet or exceed the interest cover ratio, (ii) not to exceed the senior leverage ratio, and (iii) not to exceed the total leverage ratio. MCO Nominee One has paid a customary fee to all consenting lenders in relation to such consent. There is no assurance that we will be successful in any future attempts to obtain consents or waivers of terms and conditions under any of the facilities from any lender on terms that are acceptable to us or at all.
In addition, certain of our indebtedness is secured by mortgages, assignment of land use rights, leases or equivalents, security over shares, charges over bank accounts, security over assets and other customary security over the assets of our Macau subsidiaries. In the event of a default under such agreements governing our existing indebtedness, the holders of such secured indebtedness would first be entitled to payment from their collateral security, and only then would holders of our Macau subsidiaries’ unsecured debt be entitled to payment from their remaining assets.
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
Our current and future credit facilities, including the 2015 Credit Facilities, the 2020 Credit Facilities and the 2028 Studio City Senior Secured Credit Facility, require and will require satisfaction of extensive conditions precedent prior to the advance or rollover of loans under such facilities. If there is a breach of any terms or conditions of our credit facilities or other obligations and the breach is not cured or capable of being cured, or if we are unable to make certain representations, then such conditions precedent will not be satisfied. Our ability to satisfy such conditions precedent may also be affected by the actions of third parties and/or matters outside of our control, such as government consents and approvals and market conditions, and thus also result in our inability to satisfy any conditions precedent. We may also rely on waivers given by lenders to waive satisfaction of certain conditions precedent under the facilities from time to time. There is no assurance that we will be successful in any future attempts to obtain consents or waivers of terms and conditions under any of the facilities from any lender on terms that are acceptable to us or at all. The inability to draw down or roll over loan advances under any credit facility may result in a funding shortfall in our operations and we may not be able to fulfill our obligations as planned. Such events may also result in an event of default under the respective credit facility and may also trigger cross-defaults under our other indebtedness obligations. There can be no assurance that all conditions precedent to draw down or roll over loan advances under our credit facilities will be satisfied in a timely manner or at all. If we are unable to draw down or roll over loan advances under any current or future facility, we may have to find a new group of lenders and negotiate new financing terms or consider other financing alternatives. If required, it is possible that new financing would not be available or would have to be procured on substantially less attractive terms, which could harm the economic viability of the relevant development project. The need to arrange such alternative financing would likely also delay the construction and/or operations of our future projects or existing properties, which would affect our cash flows, results of operations and financial condition.
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
The trading price of our ADSs has been and may continue to be subject to wide fluctuations. Our ADSs were first quoted on the Nasdaq Global Market, or Nasdaq, beginning on December 19, 2006, and were upgraded to trade on the Nasdaq Global Select Market since January 2, 2009. During the period from December 19, 2006 to March 25, 2022, the trading prices of our ADSs ranged from US$2.27 to US$45.70 per ADS and the closing sale price on March 25, 2022 was US$8.06 per ADS. The market price for our shares and ADSs may continue to be volatile and subject to wide fluctuations in response to factors, including the following:

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

•	regulatory developments affecting us or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new investments, acquisitions, strategic partnerships, joint ventures or divestments by us or our competitors;

•	changes in performance and value of our investments;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other gaming and leisure industry companies;

•	changes in our market share of the Macau, Philippine and/or Cyprus gaming markets;

•	detrimental adverse publicity about us, our properties or our industries;

•	addition or departure of our executive officers and key personnel;

•	fluctuations in the exchange rates between the U.S. dollar, H.K. dollar, Pataca, Renminbi, Euro and the Philippine peso;

•	release or expiration of lock-up or other transfer restrictions on our outstanding shares or ADSs;

•	sales or perceived sales of additional shares or ADSs or securities convertible or exchangeable or exercisable for shares or ADSs;

•	potential litigation or regulatory investigations; and

•	rumors related to any of the above, irrespective of their veracity.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. For example, in connection with the
COVID-19
outbreak, securities markets across the globe have experienced significant volatility. These market fluctuations may also have a material adverse effect on the market price of our ADSs. In addition, we are a Cayman Islands holding company and not a Chinese operating company and investors may never directly hold equity interests in our operating subsidiaries. This organizational structure involves unique risks to investors, including the possibility of Chinese or Macau regulatory authorities disallowing our organizational structure, which would likely result in a material change in our operations and/or value of our ADSs making them significantly decline or worthless.
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
On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19
outbreak and to continue investing in our business. We cannot assure you that we will resume the Company’s quarterly dividend program or make any dividend payments on our shares in the future. Dividend payments will depend upon a number of factors, including the operating environment, our results of operations, earnings, capital requirements and surplus, general financial conditions, contractual restrictions and other factors considered relevant by our board. Except as permitted under the Companies Act (as amended) of the Cayman Islands, and the common law of the Cayman Islands, we are not permitted to distribute dividends unless we have a profit, realized or unrealized, or a reserve set aside from profits which our directors determine is no longer needed. Our ability, or the ability of our subsidiaries, to pay dividends is further subject to restrictive covenants contained in the 2015 Credit Facilities, the 2020 Credit Facilities, the Studio City Notes, the 2028 Studio City Senior Secured Credit Facility and other agreements governing indebtedness we and our subsidiaries may incur. Such restrictive covenants contained in the 2015 Credit Facilities and the 2020 Credit Facilities include satisfaction of certain financial tests and conditions such as continued compliance with specified interest cover, cash cover and leverage ratios. The Studio City Notes and 2028 Studio City Senior Secured Credit Facility also contain certain covenants restricting payment of dividends by Studio City Finance and its subsidiaries, respectively. For more details, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Indebtedness.”
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
We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. All of our current operations, and administrative and corporate functions are conducted in Macau, Hong Kong, Singapore, the Philippines, Cyprus and Japan. In addition, substantially all of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in the Cayman Islands, Macau, Hong Kong, Philippines, Cyprus or Japan courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands, Macau, Hong Kong, the Philippines, Cyprus or Japan would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands, Macau, Hong Kong, the Philippine, Cyprus or Japan courts would be competent to hear original actions brought in the Cayman Islands, Macau, Hong Kong, the Philippines, Cyprus or Japan against us or such persons predicated upon the securities laws of the United States or any state.
We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.
Based on the current market price of our ADSs and ordinary shares, and the composition of our income, assets and operations, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that we will not be a PFIC for any taxable year. A
non-U.S.
corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (generally based on a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income. A separate determination must be made after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, a significant decrease in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation”) holds an ADS or ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain recognized from a sale or other disposition of our ADSs or ordinary shares, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

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
In May 2016, we repurchased 155 million of our ordinary shares from Crown Asia Investments Pty, Ltd.. Following completion of the repurchase with cancelation of such shares and certain changes in the composition of our board of directors, Melco International became our single largest shareholder and we were thereafter treated as a subsidiary of Melco International.
In February 2017, the privately-negotiated sale by Crown Asia Investments Pty, Ltd. to Melco Leisure, through which Melco Leisure purchased 198,000,000 of our ordinary shares from Crown Asia Investments Pty, Ltd., closed and Melco International became our sole majority shareholder.
In March 2017, our name changed from Melco Crown Entertainment Limited to Melco Resorts & Entertainment Limited became effective.
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
For a description of our principal capital expenditures for the years ended December 31, 2021, 2020 and 2019, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources.”
On December 18, 2020, the HFCAA was enacted. In essence, the HFCAA requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of the HFCAA and any additional rulemaking efforts to increase U.S. regulatory access to audit information in the PRC could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs and other securities could be materially adversely affected, and we could be delisted if we are unable to meet the PCAOB inspection requirements in time. See “Item 3. Key Information — D. Risk Factors.”
Our principal executive offices are located at 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Our telephone number at this address is 852-2598-3600 and
our fax
number is 852-2537-3618.
Our website is www.melco-resorts.com. The information contained on our website is not part of this annual report on
Form 20-F.
The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.
B. BUSINESS OVERVIEW
Overview
We are a developer, owner and operator of integrated resort facilities in Asia and Europe. We currently have three major casino-based operations in Macau, namely, City of Dreams, Altira Macau and Studio
City, and non-casino based operations
in Macau at our Mocha Clubs. In Macau, we are developing the remaining project for the land of Studio City. We also have a casino-based operation in the Philippines, City of Dreams Manila. In 2019, we expanded our footprint outside of Asia and into Europe following our acquisition of a 75% equity interest in ICR Cyprus, which owns the City of Dreams Mediterranean development and operates other casinos in Cyprus.
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
We have earned multiple international accolades recognizing our excellence in operations, corporate social responsibility and contributions towards sustainability. These awards include:

•	“Sustainable Resort of the Year” at the International Gaming Awards in 2021,

•	“Climate Change Initiative” at the Pacific Asia Travel Association (PATA) Gold Awards in 2021,

•	“Best Environmental Responsibility” at the Asian Excellence Awards by Corporate Governance Asia magazine for the ninth consecutive year in 2021,

•	“Asia’s Best CSR” at the Asian Excellence Awards by Corporate Governance Asia magazine for the second consecutive year in 2021,

•	“WeCare ™ HR Asia Most Caring Companies Award” in 2021,

•	“Best Companies to Work for in Asia” by HR Asia magazine for the third consecutive year in 2021,

•
RG Check certifications for our entire global portfolio, including Altira Macau, City of Dreams Macau, Studio City, City of Dreams Manila, and Cyprus Casinos in 2021, making us the first and only operator globally to receive RG Check certifications for its entire portfolio. Developed by the Responsible Gambling Council, RG Check is the world’s gold standard and most comprehensive responsible gaming accreditation program established and implemented by an independent panel of respected gaming specialists,

•	“Integrated Resort of the Year” at the International Gaming Awards in 2020,

•	“Community Award — Asia” at the Industry Community Award in 2020,

•	“Socially Responsible Operator of the Year” at the International Gaming Awards in 2019,

•	“Best Corporate Social Responsibility Contribution” at the Global Gaming Expo (G2E) Asia Awards in 2019,

•
“Best First Time Performer” by the global environmental disclosure organization CDP; we also received an
A-
score from CDP in 2019, achieving one of the highest ratings among companies in the Greater China region that publish environmental disclosure, and

•	“Gaming Operator of the Year, Australia & Asia” at the International Gaming Awards in 2018.
We generated a significant majority of our total revenues for each of the years ended December 31, 2021, 2020 and 2019 from our operations in Macau, the principal market in which we compete. For further information on the Macau gaming market, see “— Market and Competition — Macau Gaming Market.” Our resort facilities have been subject to periodic closures, reduced operating capacities and other restrictions as a result of government restrictions in connection with the
COVID-19
outbreak. For additional information, see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations.”

Our Major Existing Operations .
City of Dreams
City of Dreams is an integrated resort in Cotai, Macau, which opened in June 2009. City of Dreams is a premium-focused property, targeting high-end customers
and rolling chip players from regional markets across Asia. In 2019, City of Dreams had an average of approximately 516 gaming tables and approximately 822 gaming machines. In January 2019, the Macau government authorized Melco Resorts Macau to operate 40 additional gaming tables at City of Dreams. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, City of Dreams had an average of approximately 511 gaming tables and approximately 572 gaming machines in 2021, compared to an average of approximately 496 gaming tables and approximately 487 gaming machines in 2020.
The resort brings together a collection of brands to create an experience that appeals to a broad spectrum of visitors from around Asia. Morpheus offers approximately 770 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened
at the end of March 2021 offers approximately 290 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater, recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. The Para nightclub which replaced Club Cubic offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. SOHO, a lifestyle entertainment and dining precinct located on the second floor of City of Dreams, offers customers a wide selection of food and beverage and other non-gaming offerings.
The opening of Morpheus in June 2018 provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since June 2020) created by Franco Dragone. The Countdown will undergo renovations as part of its rebranding.
City of Dreams has garnered numerous awards in recognition of its high level of customer service and diverse range of entertainment experiences. Below are some of these accolades:

•
Morpheus was recognized by Forbes Travel Guide with Five-Star recognition across its entire hotel, spa and dining facilities for the second consecutive year in 2021. Other accolades garnered by Morpheus include:

•	Top 10% worldwide hotels for 2021 Travelers’ Choice Award by Tripadvisor,

•	Named “Best New Hotel in Macao” at the 13th Annual TTG China Travel Awards in 2020,

•	International Hotel & Property Award in the “Hotel Over 200 Rooms, Asia Pacific” category in 2020,

•	First in Macau to win an architecture and design accolade at Prix Versailles 2019 for “Central and Northeast Asia — Hotels” category,

•	Winner of the “Design Den” category in the Big Sleep Awards by National Geographic Traveller (UK) magazine in 2019,

•	Building of the Year Award in the “Hospitality Architecture Category” by ArchDaily, the world’s most visited architecture website, in 2019,

•	“Best Hotel Architecture Macau” and “Best New Hotel Construction & Design Macau” at the Asia Pacific Property Awards in 2019,

•
Nüwa (then branded as Crown Towers) was recognized as a Forbes Travel Guide Five-Star hotel for the ninth consecutive year in 2021, while its spa was awarded Forbes Travel Guide Five-Star recognition for the eighth consecutive year,

•
The Cantonese culinary masterpiece Jade Dragon was awarded Forbes Travel Guide Five-Star recognition for the eighth consecutive year in 2021. It maintained its three-star Michelin rating for the fourth consecutive year in the Michelin Guide Hong Kong Macau 2022. It was also included in the 2019 list of Asia’s 50 Best Restaurants, a gastronomic guide judged by Asia’s 50 Best Restaurants Academy, for the third consecutive year,

•
The ultimate French culinary experience provided by Alain Ducasse at Morpheus enabled it to receive Forbes Travel Guide Five-Star recognition for the second year in 2021. It attained two Michelin stars in the Michelin Guide Hong Kong Macau 2022 for the fourth year running,

•
Yi at Morpheus was honored with Forbes Travel Guide Five-Star recognition for the second year in 2021. It was recommended by Michelin Guide Hong Kong Macau 2022. It has also been included in the list of The Top 20 Best Restaurants in Hong Kong and Macau 2019 by
Hong Kong Tatler
, and

•
Both Morpheus and Nüwa achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification in 2020 in recognition of their commitment to creating a culture of accountability and following global best practices to heighten health security.

The Dancing Water Theater, a wet stage performance theater with approximately 2,000 seats, features the internationally acclaimed and award-winning water-based extravaganza, The House of Dancing Water. The House of Dancing Water is the live entertainment centerpiece of the overall leisure and entertainment offering at City of Dreams and highlights City of Dreams as an innovative entertainment-focused destination, strengthening the overall diversity of Macau as a multi-day stay market
and one of Asia’s premier leisure and entertainment destinations. The House of Dancing Water incorporates costumes, sets and audio-visual special effects and showcases an international cast of performance artists. The HK$2.0 billion world-class production was honored by the Global Gaming Expo (G2E) Asia Awards 2019 for Best Integrated Resorts
Non-Gaming
Attraction. In addition, it received the 2019 Certificate of Excellence and the 2019 Hall of Fame from Trip Advisor for its consistent achievement of high ratings from travelers. The House of Dancing Water has been temporarily closed since June 2020.
Altira Macau
Since the third quarter of 2021, Altira Macau has strategically repositioned to cater to the premium mass segment and has shut down VIP rolling chip operations. Prior to that, Altira Macau was designed to provide a casino and hotel experience that catered to Asian rolling chip customers. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Altira Macau had an average of approximately 101 gaming tables and 121 gaming machines operated under the brand Mocha Club at Altira Macau in 2021, compared to an average of approximately 97 gaming tables and 110 gaming machines operated under the brand Mocha Club at Altira Macau in 2020. Altira Macau has a multi-floor layout comprising various gaming areas. Our multi-floor layout allows us the flexibility to reconfigure Altira Macau’s gaming areas to meet the changing demands of our patrons and target specific customer segments.
We consider Altira hotel, located
within the 38-story Altira Macau,
to be one of the leading hotels in Macau as evidenced by its long-standing Forbes Travel Guide Five-Star recognition. The top floor of the Altira hotel serves as the hotel lobby and reception area, providing guests with views of the surrounding area. The Altira hotel comprises approximately 230 guest rooms, including suites and villas, as of December 31, 2021. A number of restaurants and dining facilities are available at Altira Macau, including a leading Italian restaurant, Aurora, several Chinese and international restaurants and several bars. Altira hotel also offers several non-gaming
amenities, including a spa, gymnasium, outdoor garden podium and sky terrace lounge. In 2020, Altira Macau achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification.

Altira Macau offers a luxurious hotel experience with its internationally acclaimed accommodation and guest services. Below are some of the awards Altira Macau has received:

•	Forbes Travel Guide Five-Star recognition in lodging and spa categories by Forbes Travel Guide for 12 consecutive years in 2021,

•
Altira Spa was selected as the Country Winner in the “Luxury Wellness Spa” category at the World Luxury Spa Awards in 2020 and the Regional Winner in the “Luxury Urban Escape” category at the World Luxury Spa Awards in 2019,

•	Its Italian restaurant Aurora earned Forbes Travel Guide Five-Star recognition for the eighth consecutive year in 2021,

•	Its Japanese tempura specialist Tenmasa received Forbes Travel Guide Five-Star recognition for the seventh consecutive year in 2021 and was recommended by Michelin Guide Hong Kong Macau 2022,

•
Its Cantonese restaurant Ying was honored with the Forbes Travel Guide Five-Star recognition for the second consecutive year in 2021. It was awarded a Michelin star in the Michelin Guide Hong Kong Macau 2022 for the sixth consecutive year, and

•	Aurora, Tenmasa and Ying have been winners of the “Best of Award of Excellence”by Wine Spectator since 2015.
Studio City
Studio City is a large-scale cinematically-themed integrated resort which opened in October 2015. In 2019, Studio City had an average of approximately 293 gaming tables and 947 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, a VIP rolling chip area was added at Studio City with up to 45 VIP tables authorized for VIP rolling chip operations as of December 31, 2021. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Studio City Casino had an average of approximately 290 gaming tables and 645 gaming machines in operation in 2021, compared to an average of approximately 282 gaming tables and 586 gaming machines in operation in 2020. In December 2021, continuation of the VIP rolling chip operations at the Studio City Casino by Melco Resorts Macau was extended to December 31, 2022, subject to early termination with 30 days’ prior notice. Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8
Ferris wheel, a deluxe night club and karaoke, a
5,000-seat
multi-purpose live performance arena and an outdoor water park, as well as approximately 1,600 luxury hotel rooms, various food and beverage outlets and approximately 27,000 square meters of themed and complementary retail space.
Since opening in 2015, Studio City has received numerous awards, including:

•
Studio City’s Star Tower received the Forbes Travel Guide Five-Star recognition for the fourth consecutive year in 2021 and achieved the Sharecare Health Security VERIFIED
®
with Forbes Travel Guide certification in 2020,

•	Zensa Spa was awarded the Forbes Travel Guide Five-Star recognition for the third time in 2021,

•
Its signature Cantonese restaurant Pearl Dragon received its third Forbes Travel Guide Five-Star recognition in 2021 and was selected as a Regional Winner in the “Chinese Cuisine” category at the 2020 World Luxury Restaurant Awards. It received one-Michelin-starred establishment
rank for the sixth consecutive year in the Michelin Guide Hong Kong Macau 2022, and

•
Studio City Phase 2 received the “Regional Award, Asia” at the 2021 BREEAM Awards which acknowledges the sustainability-related measures implemented during the project, as well as its contribution to the goals of carbon neutrality and zero waste.

In addition to its diverse range of gaming and
non-gaming
offerings, Studio City is strategically located in the fast growing Cotai region of Macau.
We are currently developing the remaining land for Studio City. Our plan for the remaining project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the remaining development project at Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by December 27, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land,” “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —
All of our current and future construction projects are and will be subject to significant development and construction risks, which could have a material adverse impact on related project timetables, costs and our ability to complete the projects,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —
We could encounter substantial cost increases or delays in the development of our projects, which could prevent or delay the opening of such projects.”
Our subsidiary Melco Resorts Macau operates the gaming areas of Studio City pursuant to a services agreement it entered into in May 2007, as amended in June 2012, with Studio City Entertainment, together with other agreements or arrangements entered into between the parties from time to time, which may amend, supplement or relate to the aforementioned agreement. Melco Resorts Macau is reimbursed for the costs incurred in connection with its operation of Studio City’s gaming areas.
Mocha Clubs
Mocha Clubs comprise
the largest non-casino based operations
of electronic gaming machines in Macau. In 2019, Mocha Clubs had seven clubs with an average of approximately 1,300 gaming machines in operation (excluding approximately 178 gaming machines at Altira Macau). Excluding gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, Mocha Clubs had seven clubs with an average of approximately 813 gaming machines in operation (excluding approximately 121 gaming machines at Altira Macau) in 2021, compared to an average of approximately 760 gaming machines in operation (excluding approximately 110 gaming machines at Altira Macau) in 2020. According to the DICJ, there was a total of 11,758 slot machines in the Macau market as of December 31, 2021. Mocha Clubs focus on general mass market players, including day trip customers, outside the conventional casino setting. We operate Mocha Clubs at leased or sub-leased
premises
or under right-to-use agreements.
The Mocha Club gaming facilities offer both electronic gaming machines, including stand-alone machines, stand-alone progressive jackpot machines and linked progressive jackpot machines with a variety of games, and electronic table games which feature fully-automated multi-player machines with roulette, baccarat and sic-bo, a
traditional Chinese dice game.
City of Dreams Manila
City of Dreams Manila is one of the leading integrated tourism resorts in the Philippines. The property is located on an approximately 6.2-hectare site at
the gateway of Entertainment City’s Manila Bay area in the city of Paranaque and is part of the Aseana City township development. It is close to Metro Manila’s international airport terminals and central business districts. City of Dreams Manila opened in December 2014 and represented our first entry into an entertainment and gaming market outside of Macau and an incremental source of earnings and cash flow outside of Macau.
The property’s total gross floor area is approximately 300,100 square meters (equivalent to approximately 3.2 million square feet). We are authorized by PAGCOR to operate up to approximately 2,300 slot machines, 1,200 electronic gaming tables and 380 gaming tables. In 2019, City of Dreams Manila had an average of approximately 2,265 gaming machines and 311 gaming tables. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, City of Dreams Manila had an average of approximately 2,338 gaming machines and 301 gaming tables in 2021, compared to an average of approximately 2,262 gaming machines and 302 gaming tables in 2020.
City of Dreams Manila has three hotels: Nüwa Manila, Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila, with 939 rooms in aggregate. Exciting entertainment venues characterize the luxurious integrated resort: DreamPlay, the world’s first DreamWorks-inspired family entertainment center, which officially opened in June 2015; and CenterPlay, a lounge at the center of the main gaming floor which features live band performances from late afternoons. The operation of DreamPlay and live band performances at CenterPlay have been temporarily suspended since around March 2020 in observance of government-mandated
COVID-19
health and safety protocols. City of Dreams Manila also features The Shops at the Boulevard, a spacious retail strip where luxury retail shops that provide a broad range of choices are juxtaposed with exciting food and beverage outlets. Impressive regional and international specialty restaurants and bars, spas, gyms, and a multi-level car park are also available for guests.
City of Dreams Manila has been recognized for its warm hospitality for its guests, impressive dining options and luxurious spaces. Below are some of the awards City of Dreams Manila has received:

•	Named as the “World’s Leading Casino Resort” at the World Travel Awards in 2020 and 2021; and both “Asia’s Leading Casino Resort” and “Asia’s Leading Fully Integrated Resort” in 2019 and 2021,

•	Nüwa Manila was recognized with the Forbes Travel Guide Five-Star recognition for the fourth consecutive year in 2021,

•	Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila were recognized with Forbes Travel Guide Four-Star recognition for four and five consecutive years, respectively, in 2021,

•	Nüwa Spa has set a milestone as the first and only spa in the country to be awarded Forbes Travel Guide Five-Star recognition for two years in a row since 2020,

•
Nüwa Manila is among the first hotels in the world in 2020 to become Sharecare Health Security VERIFIED
®
with Forbes Travel Guide for its compliance with expert validated best practices on health and safety protocols,

•
Nüwa Manila, Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila are Safety Seal-certified by the Philippines’ Department of Tourism (DOT). They each bear the World Travel & Tourism Council (WTTC) SafeTravels Stamp through the DOT. The SafeTravels Stamp is the world’s first safety and hygiene stamp for travelers to recognize businesses that have adopted global health and hygiene standardized protocols,

•
TripAdvisor listed Nüwa Manila and Nobu Hotel for the fourth consecutive year, and Hyatt Regency Manila, City of Dreams Manila for the sixth consecutive year in 2021 in its annual Traveler’s Choice Award, and in the Top 25 Luxury Hotels in the Philippines Travelers’ Choice Awards for the fourth consecutive year in 2019,

•	Hotels.com recognized Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila as two of the “Loved by Guests” annual award winners for the third time in 2020,

•	Nuwa Manila and Nobu Hotel were honored with the Agoda Gold Circle Award in 2019. Nobu Hotel was also given the Agoda Customer Review Award for the third consecutive year in 2021,

•	Booking.com recognized the three luxury hotels in its 2021 Traveler Review Awards,

•	Crystal Dragon restaurant was named among The Top 20 restaurants in the Philippine Tatler’s Best Restaurants Guide four times, among approximately 200 restaurants, and

•
In the rebranded 2022 Tatler Dining Guide, which shifted from doing a Top 20 list, Crystal Dragon, Nobu Manila, Red Ginger and Ruby Jack’s Steakhouse and Bar maintained their recognition on the list of the country’s 193 must-try
restaurants.

The integrated resort is also acclaimed for its contributions towards sustainability and talent development. Below are some of the recognitions received:

•
As the first integrated resort in the country to harness solar energy, City of Dreams Manila was recognized for its efforts to tackle climate change and for its employee development in the 2019 Sustainable Business Awards (SBA) Philippines presented to Melco,

•	Nüwa Manila, Nobu Hotel and Hyatt Regency Manila, City of Dreams Manila were recognized with the 2022-2024 ASEAN Green Hotel Award in the ASEAN Tourism Forum,

•	Three employees won the BMW Hotelier Awards (now known as the Stelliers Awards) in 2019,

•	Four talented young chefs at City of Dreams Manila received the silver award at the 2019 FHC China International Young Chefs Challenge,

•
26 chefs in our integrated resort in the Philippines attained a total of 32 medals in 13 categories at the Philippine Culinary Cup (PCC) in 2019, considered as the country’s most prestigious culinary competition, and

•
The integrated resort has been conferred with various distinctions for exemplary performance by the Parañaque City government and in the civic and business circles for its contributions to business, creation of jobs and promotion of Philippine tourism.

Melco Resorts Leisure operates the casino business of City of Dreams Manila in accordance with the terms of the Philippine License and the operating agreement between Melco Resorts Leisure and the Philippine Parties dated March 13, 2013. Under the operating agreement, PremiumLeisure and Amusement, Inc. (a member of the Philippine Parties) has the right to receive monthly payments from Melco Resorts Leisure, based on the performance of gaming operations of City of Dreams Manila, and Melco Resorts Leisure has the right to retain all revenues from non-gaming operations
of City of Dreams Manila. The operating agreement was recently amended on March 22, 2021 where the monthly payments paid or payable by Melco Resorts Leisure from 2019 to 2022 have been adjusted to recognize the suspension of operations of City of Dreams Manila in 2020 due to the
COVID-19
outbreak and the related disruptions to its operations since the
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
Cyprus Operations
We currently operate and manage a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. Our satellite casino in Larnaca, which opened in 2018, ceased operations in June 2020. The temporary casino, with a gaming area of approximately 4,600 square meters (equivalent to approximately 49,500 square feet), was the first licensed casino in Cyprus when it opened in June 2018. We are also developing City of Dreams Mediterranean, an integrated resort project in Cyprus which, upon opening, is expected to be the largest and premier integrated resort in Europe. We expect to (and are required to, pursuant to the terms of the Cyprus License) cease operations of the temporary casino when the City of Dreams Mediterranean project is launched while the satellite casinos are expected to continue to operate. Our operations in Cyprus represent our first entry into an entertainment and gaming market in Europe. Under the terms of the

Cyprus License, we have been granted the right to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant on June 26, 2017 and with the right for exclusivity in Cyprus for the first 15 years of the term. In 2019, our facilities in Cyprus had an average of approximately 38 gaming tables and 388 gaming machines. In 2021, our Cyprus casino operations were closed from January 1, 2021 to May 16, 2021 due to the government imposed
COVID-19
restrictions. Excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, our facilities in Cyprus had an average of approximately 32 gaming tables and 440 gaming machines in 2021, compared to an average of approximately 28 gaming tables and 336 gaming machines in 2020.
We acquired a 75% equity interest in ICR Cyprus from Melco International, our parent company, in July 2019. The remaining 25% equity interest in ICR Cyprus is owned by The Cyprus Phassouri (Zakaki) Limited. On July 31, 2019, we entered into a shareholders’ agreement with The Cyprus Phassouri (Zakaki) Limited regarding certain commercial and financial arrangements pursuant to which we will, as more fully set out in additional management and service contracts, (i) provide certain corporate-level management services to ICR Cyprus and its subsidiaries for a fixed amount of EUR2 million (equivalent to approximately US$2.3 million) per annum and (ii) have the right to receive an allotment of preference shares in the gaming license-holding subsidiary of ICR Cyprus which will provide the right to a preferential dividend, among other terms.
Our Development Projects
We are developing the remaining project of Studio City, which is currently expected to consist of two hotel towers with a total of approximately 900 rooms and suites. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming
attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of December 31, 2021, we had incurred approximately US$721.0 million aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.2 billion for the development of the remaining project (exclusive of any pre-opening
costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. In accordance with the Studio City land concession and the extension granted by the Macau government, the land on which Studio City is located must be fully developed by December 27, 2022. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the remaining development project at Studio City under the terms of a land concession which currently require us to fully develop the land on which Studio City is located by December 27, 2022. Any extension of the development period is subject to Macau government review and approval at its discretion. In the event of any failure to complete the remaining project, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the building and structures on such land.”
In Cyprus, we are also developing the City of Dreams Mediterranean project. Under our current plan, the project is expected to consist of a five-star hotel tower with more than 500 luxury hotel rooms, approximately 10,000 square meters of MICE space, an outdoor amphitheater, a family adventure park and a variety of fine-dining outlets and luxury retail. As of December 31, 2021, we have incurred approximately US$359 million of aggregate costs (including the land cost) relating to the development of City of Dreams Mediterranean, primarily related to the initial design and construction cost. Based on our current plan for the development of City of Dreams Mediterranean integrated resorts project, we currently expect a project budget of approximately US$550 million to US$600 million (inclusive of the land cost but exclusive of any pre-opening
costs and financing costs). Following the extension granted by the government of Cyprus, we are required under the Cyprus License to open the integrated casino resort by September 30, 2022 and, subject to fulfilling all conditions under the Cyprus License and obtaining all requisite regulatory approvals, we currently expect to open the City of Dreams Mediterranean during the second half of 2022. The development of City of Dreams Mediterranean may be funded through various sources, including equity, cash on hand, operating free cash flow as well as other financing, including by way of shareholder loans and external debt financings. Under the shareholders’ agreement entered into between us and The Cyprus Phassouri (Zakaki) Limited regarding ICR Cyprus, the shareholders are obligated to use all commercially reasonable endeavours, subject to certain terms and conditions, to source debt financing of up to EUR437 million (equivalent to approximately US$495 million) for the development of City of Dreams Mediterranean. To the extent there is a shortfall in the amount of third-party debt available (or available on commercially-acceptable terms), we are obligated to fund the shortfall up to the full amount of EUR437 million (equivalent to approximately US$495 million) on terms which are, subject to certain terms and conditions, no less favorable to the project than any commercially-acceptable terms available in the commercial lending market. In connection therewith, a shareholder loan agreement for up to EUR275 million (equivalent to approximately US$311 million) was entered into by a subsidiary of the Company as lender, and Integrated Casino Resorts as borrower in March 2020. Our plan for the City of Dreams Mediterranean project may be subject to further revision and change and detailed design elements remain subject to further refinement and development. The completion of the City of Dreams Mediterranean project is also subject to a number of contingencies, including any disruptions resulting from the
COVID-19
outbreak. For example, construction work at our City of Dreams Mediterranean project was suspended from March 24, 2020 to May 3, 2020 as required by the Cyprus government under the restrictions imposed to restrict non-essential
business activities due to the
COVID-19
outbreak. With the disruptions from the
COVID-19
outbreak, including the above-mentioned suspension of construction work, we have applied for, and the government of Cyprus has granted, an extension of the relevant period to September 30, 2022. See
 “
Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Our operations in Cyprus, particularly the development of City of Dreams Mediterranean, face significant risks and uncertainties which may materially and adversely affect our business, financial condition and results of operations” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the City of Dreams Mediterranean project in Cyprus and are required under the Cyprus License to open the integrated casino resort by September 30, 2022. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.”
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
Our Land and Premises
We operate our gaming business at our operating properties in Macau in accordance with the terms and conditions of our gaming subconcession. In addition, our existing operating properties and development projects in Macau are subject to the terms and conditions of land concession contracts. See “— Regulations — Macau Regulations — Land Regulations.” Through MRP, we also operate our gaming business in the Philippines through the Philippine License issued by PAGCOR on a property which Melco Resorts Leisure leases from Belle Corporation under the Lease Agreement. In Cyprus, we operate a temporary casino and three satellite casinos at our leased premises. We are also developing the City of Dreams Mediterranean at a site owned by us at Zakaki in western Limassol, Cyprus.
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
Under the current terms of the land concession, the government annual land use fees payable range from approximately MOP 3.4 million (equivalent to approximately US$0.4 million) during development up to approximately MOP9.9 million (equivalent to approximately US$1.2 million) after completion of development. The government land use fee amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.
The equipment utilized by City of Dreams in the casino and hotel is owned by us and held for use at City of Dreams, including the main gaming equipment and software to support its table games and gaming machine operations, cage equipment, security and surveillance equipment, casino and hotel furniture, fittings and equipment.
Altira Macau
Altira Macau is located in Taipa, Macau with a land area of approximately 5,230 square meters (equivalent to approximately 56,295 square feet). In March 2006, Macau government granted the land on which the Altira is built to Altira Resorts for 25 years, renewable for further consecutive periods of ten years, subject to applicable legislation in Macau. The land grant was amended in December 2013. The total gross floor area of Altira Macau is approximately 104,000 square meters (equivalent to approximately 1,119,000 square feet). Total land premium required is in the amount of MOP169.3 million (equivalent to approximately US$21 million) which was paid in full in 2013. According to the current terms of the land concession, the annual government land use fees payable are approximately MOP1.5 million (equivalent to approximately US$190,000). This amount may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.
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
The leasehold improvements to Mocha Club premises and the onsite equipment utilized at the Mocha Clubs are owned and held for use to support the gaming machine operations. In addition, the gaming machines at Altira are operated under the Mocha Club brand.
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
The gross construction area of the Studio City site is approximately 707,078 square meters (equivalent to approximately 7.6 million square feet). Currently, the gross floor area of Studio City is approximately 457,462 square meters (equivalent to approximately 4.9 million square feet). The land premium of approximately MOP1,402.0 million (equivalent to approximately US$175 million) was paid in full in January 2015. As announced by Studio City International in May 2021, the development period under the Studio City land concession was extended to December 27, 2022. Government land use fees of approximately MOP3.9 million (equivalent to approximately US$490,000) per annum are payable during the development stage. The annual government land use fees payable after completion of development will be MOP9.1 million (equivalent to approximately US$1.1 million). The amounts may be adjusted every five years as agreed between the Macau government and the land concessionaire using the applicable rates in effect at the time of the rent adjustment.
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
Melco Resorts Leisure does not own the land or the buildings comprising the site for City of Dreams Manila. Rather, Melco Resorts Leisure leases the Project Reclaimed Land and buildings from Belle Corporation under a Contract of Lease dated October 25, 2012 (the “
Lease Agreement
”). Under the Lease Agreement, Melco Resorts Leisure leases from Belle Corporation the land upon which City of Dreams Manila is located with a total area of 61,141 square meters, as well as the buildings erected thereon, which are classified into Phase 1 and Phase 2 Buildings (collectively, the “
Leased Premises
”). The Lease Agreement commenced upon the handover of the Leased Premises to Melco Resorts Leisure in 2013 and will continue during the term of the Philippine License, subject to certain termination events. The Lease Premises shall be used exclusively as a hotel, casino and resort complex, with retail, entertainment, convention exhibition, food and beverage services as well as other related activities. We are currently in discussions with Belle Corporation regarding new lease rates that will apply to the land and Phase 1 Building of the Leased Premises.
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

Premises are being operated under leases that expire at various dates. The lease of our temporary casino in Limassol was automatically renewed in November 2021 for a further one-year
term and can be automatically renewed for a further
one-year
term, unless we elect for a shorter term as provided under the lease agreement. We have leases for our three satellite casinos up to 2023 to 2024, which are renewable for two five-year terms unless we elect not to renew those leases.
City of Dreams Mediterranean
The site of City of Dreams Mediterranean, which is currently under development, is located at Zakaki, in western Limassol, Cyprus (“Cyprus Project Land”). Prior to our acquisition of Melco International’s 75% equity interest in ICR Cyprus on July 31, 2019, The Cyprus Phassouri (Zakaki) Limited, the current owner of a 25% equity interest in ICR Cyprus, acquired such 25% equity interest in ICR Cyprus by contributing its freehold interest over the Cyprus Project Land and as a result, a subsidiary of ICR Cyprus became owner of the freehold interest over the Cyprus Project Land. The Cyprus Project land has a total site area of 367,000 square meters (equivalent to approximately 3.95 million square feet) and a total gross floor area of 86,000 square meters (equivalent to approximately 925,700 square feet). Following the extension granted by the government of Cyprus, the Cyprus License currently requires us to open the City of Dreams Mediterranean by September 30, 2022 and, subject to fulfilling all conditions under the Cyprus License and obtaining all requisite regulatory approvals, we currently expect to open the City of Dreams Mediterranean during the second half of 2022.
Other Premises
Grand Dragon Casino premises, including the
fit-out
and gaming-related equipment, are located on the ground floor and level one within Grand Dragon Hotel in Macau and occupy a floor area of approximately 1,000 square meters (equivalent to approximately 10,700 square feet). We operate Grand Dragon Casino under a right-to-use agreement.
We also own a ski resort in Nagano, Japan. The ski resort has a site area of approximately 2.0 million square meters (equivalent to approximately 21.5 million square feet).

Apart from the aforesaid property sites, we maintain various offices and storage locations in Macau, Hong Kong and Cyprus. We lease all of our office and storage premises.
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
and entertainment attractions.
City of Dreams Manila features different entertainment venues: DreamPlay, a family entertainment center which features a children’s concierge and supervision service and activities catering to children aged four and above, and Centerplay, a live performance central lounge within the casino. With these diverse entertainment venues and attractions, we believe City of Dreams Manila will be able to leverage on the experiences of City of Dreams in Macau, which has developed world-class attractions such as The House of Dancing Water.
Our Cyprus casinos do not specifically target
non-gaming
patrons but do offer a selection of food and beverage options at the premises. We plan to focus on attracting non-gaming
patrons at the City of Dreams Mediterranean when it opens.
Gaming Patrons
Our gaming patrons include rolling chip players and mass market players.
Mass market
players are non-rolling chip players
and they come to our properties for a variety of reasons, including our marketing initiatives, brand, the quality and comfort of our mass market offerings. Mass market players are classified as general mass market and premium mass market players.

Rolling chip players at our casinos are patrons who participate in our in-house rolling chip
programs or, in some cases, in the rolling chip programs of our gaming promoters. Our rolling chip players or premium direct players play mostly in our VIP rooms or designated gaming areas, and can earn a variety of gaming-related rebates, such as cash, rooms, food and beverage and other complimentary products or services.
Gaming Promoters
A portion of our rolling chip play in Macau in past years was brought to us by gaming promoters, also known as junket operators. However, we terminated our arrangements with all gaming promoters in Macau, including at the Studio City Casino, in December 2021. Gaming promoters in Macau are independent third parties that include both individuals and corporate entities, all of which are officially required to be licensed by the DICJ.
We continue to work with gaming promoters in Cyprus and the Philippines. In Cyprus, there are currently two licensed gaming promoters although only one of them is currently active due to the
COVID-19
outbreak. Gaming promoters in the Philippines are not subject to licensing requirement, but gaming operators are subject to certain notice requirements related to the engagement of junkets.
We have procedures to screen prospective gaming promoters prior to their engagement and conduct periodic checks that are designed to ensure that the gaming promoters with whom we associate meet suitability standards. Where licensing requirements apply, we only engage gaming promoters who have been licensed by the relevant authority.
In the Philippines, our gaming promoters are compensated through commission arrangements that are calculated on a monthly or a per trip basis. We generally offer commission payment structures that are calculated by reference to revenue share or monthly rolling chip volume. Under the revenue share-based arrangements, the gaming promoter participates in our gaming wins or losses from the rolling chip patrons brought in by the gaming promoter. In Cyprus, our gaming promoter is compensated through profit sharing scheme instead. Our gaming promoters may also receive complimentary allowances for food and beverage, hotel accommodation and transportation.
We conduct, and expect to continue to conduct, our table gaming activities at our casinos on a credit basis as well as a cash basis. In Manila, as a customary practice in the Manila gaming market, we grant interest-free credit to a significant portion of our gaming promoters for short-term, renewable periods. Credit is also granted to certain gaming promoters on a revolving basis. The credit we extend is typically unsecured. The gaming promoters bear the responsibility for issuing credit to and, subsequently collecting, from their players. Gaming promoters’ rolling chip programs are currently not implemented in Cyprus due to a lack of demand. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations —We depend upon gaming promoters for a portion of our gaming revenues in the Philippines and Cyprus and, until December 2021, also depended on gaming promoters in Macau. If we are unable to establish, maintain and increase the number of successful relationships with gaming promoters in the Philippines and Cyprus, the financial resources of our gaming promoters are insufficient to allow them to continue doing business or we are unable to find alternative means to attract VIP rolling chip patrons in markets such as Macau where gaming promoters have become subject to restrictions on doing business due to legal and regulatory requirements, our results of operations could be materially and adversely impacted.” and “— Risks Relating to Our Business and Operations — We extend credit to a portion of our customers, and we may not be able to collect gaming receivables from our credit customers.”
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
Macau Gaming Market
In 2021, 2020 and 2019, Macau generated approximately US$10.8 billion, US$7.5 billion and US$36.4 billion of gross gaming revenue, respectively, according to the DICJ. Macau is currently the only market in Greater China, and one of only several in Asia, to offer legalized casino gaming.
According to the DICJ, gross gaming revenues in Macau declined by 3.4% on a year-over-year basis in 2019 as compared to 2018. We believe such year-over-year decline in 2019 was mainly driven by a decline in VIP gaming revenues in Macau and the slowdown in the Chinese economy. According to the DICJ, from March 2020 to December 2020, Macau gross gaming revenues experienced an 85.5% decline compared to the same ten months from March 2019 to December 2019 due to imposed pandemic restrictions. We believe such year-on-year
decline was mainly due to the impact of the
COVID-19
outbreak, which resulted in a significant decline in inbound tourism, among other things. Although the Macau gross gaming revenues from March 2021 to December 2021 increased 103.1% compared to March 2020 to December 2020, which we believe was mainly driven by the gradual recovery in the mass-market segment enabled by resumption of IVS visas in September 2020, they were still 70.5% below those of the same period in 2019. We believe that disruptions from the
COVID-19
outbreak are ongoing. According to the DICJ, gross gaming revenues in Macau decreased by 8.0% on a year-over-year basis in the first two months of 2022 as compared to the first two months of 2021 and are still 72.0% below the first two months of 2019, the last financial year before the
COVID-19
outbreak. We expect that gross gaming revenues in Macau will continue to be negatively impacted by the significant travel bans or restrictions, visa restrictions and quarantine and social distancing requirements so long as these restrictions remain in place. The disruptions to our business caused by the
COVID-19
outbreak have had an adverse effect on our operations. For the years ended December 31, 2021, 2020 and 2019, our operating revenues generated amounted to US$2.01 billion, US$$1.73 billion and US$5.74 billion. Lower operating revenues in 2021 and 2020 than in 2019 were mainly due to the effects of
COVID-19.
As such disruptions are ongoing, they could continue to materially impact our business, prospects, financial condition and results of operations.
In addition to the effects of
COVID-19,
Macau continues to be impacted by a range of external factors, including uneven growth in the Chinese economy and government policies that may adversely affect the Macau gaming market. For example, the Chinese government has taken measures to deter marketing of gaming activities to mainland Chinese residents by offshore casinos and to reduce capital outflow. Such measures include reducing the amount that
PRC-issued
ATM cardholders can withdraw in each withdrawal, setting a limit for annual withdrawals and the launch of facial recognition and identity card checks with respect to certain ATM users.
The mass market table games segment accounted for 61.8% of market-wide gross gaming revenues in 2021, compared to 50.8% of market-wide gross gaming revenues in 2020 and 48.6% in 2019, according to the DICJ. With our strategic focus on the premium mass market in the Cotai region, we believe we are well positioned to cater to this increasingly important, and more profitable, segment of the market. Moreover, we believe the long-term growth in gaming and non-gaming revenues in
Macau are supported by, among other things, the continuing emergence of a wealthier demographic in the PRC, a robust regulatory framework and significant new infrastructure developments in Macau and the PRC, as well as by the anticipated new supply of gaming and non-gaming facilities in
Macau, which is predominantly focused on the Cotai region. According to DSEC, visitation to Macau totaled more than 7.7 million in 2021, increasing by 30.7% compared to 2020 but still well below the 39.4 million visitors in 2019. Visitors from the PRC represented 91.4% in 2021, compared to 80.6% in 2020, and visitors from Hong Kong and Taiwan represented 7.6% and 0.9%, of all visitors to Macau in 2021, respectively.

In terms of competition, gaming in Macau is administered through government-sanctioned concessions awarded to three different concessionaires: SJM, in which family members of Mr. Lawrence Ho, our chairman and chief executive officer, have shareholding interests; Wynn Macau, a subsidiary of Wynn Resorts Ltd.; and Galaxy. SJM granted a subconcession to MGM Grand Paradise, which was originally formed as a joint venture by
MGM-Mirage
and Ms. Pansy Ho, sister of Mr. Lawrence Ho. Galaxy granted a subconcession to VML, a subsidiary of Sands China Ltd and Las Vegas Sands Corporation. Melco Resorts Macau obtained its subconcession under the concession of Wynn Macau.
SJM currently operates multiple casinos throughout Macau. SJM (through its predecessor, Tourism and Entertainment Company of Macau Limited) commenced its gaming operations in Macau in 1962. In July 2021, SJM opened Grand Lisboa Palace, in Cotai.
Wynn Macau opened the Wynn Macau in September 2006 on the Macau peninsula and an extension called Encore in 2010. In August 2016, Wynn Macau opened Wynn Palace, in Cotai.
Galaxy currently operates multiple casinos in Macau, including StarWorld, a hotel and casino resort in Macau’s central business and tourism district. The Galaxy Macau Resort opened in Cotai in May 2011 and the opening of Phase 2 of the Galaxy Macau Resort took place in May 2015. Galaxy is currently developing Phase 3 of the Galaxy Macau Resort, which is expected to be completed and fully operational as early as 2022, while Phase 4 is expected to be completed and operational within a few years after the completion of Phase 3.
VML operates Sands Macao on the Macau peninsula, The Venetian Macao, the Plaza Casino at The Four Seasons Hotel Macao and the Parisian Macao. VML has also operated Sands Cotai Central in Cotai in the past, which has been rebranded and redeveloped as the The Londoner Macao, which opened in February 2021.
MGM Grand Paradise opened its MGM Macau facilities in December 2007, which are located next to Wynn Macau on the Macau peninsula, and its MGM Cotai resort in February 2018.
In addition to facing competition from existing operations of these concessionaires and subconcessionaires, we will face increased competition when any of them constructs new, or renovates pre-existing,
casinos in Macau or enters into leasing, services or other arrangements with hotel owners, developers or other parties for the operation of casinos and gaming activities in new or renovated properties. Each of these three concessionaires was permitted to grant one subconcession.
The existing concessions and subconcessions do not place any limits on the number of gaming facilities that may be operated. The Macau government does, however, limit the aggregate number of gaming tables in Macau but the opening of a new facility is subject to Macau government approval. The Macau government has previously announced that the number of gaming tables in Macau should not exceed 5,500 until the end of the first quarter of 2013 and that, thereafter, for a period of ten years, the total number of gaming tables to be authorized will be limited to an average annual increase of 3%. According to the DICJ, the number of gaming tables operating in Macau as of December 31, 2021 was 6,198. The Macau government has reiterated further that it does not intend to authorize the operation of any new casinos or gaming areas that were not previously authorized by the Macau government, or permit tables authorized for mass market gaming operations to be utilized for VIP gaming operations or authorize the expansion of existing casinos or gaming areas.
In January 2022, the Macau government put forth a proposed law amending the Macau Gaming Law for approval by the Macau Legislative Assembly. Such proposed law is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022. Changes proposed under the initially proposed law include, among others, the following:

•	the number of gaming concessions that may be awarded by the Macau government is up to six;

•	the term of the concessions may be up to ten years, subject to extension(s) of up to three years in total;

•	the registered share capital of each concessionaire shall be at least MOP5 billion (equivalent to approximately US$622.5 million);

•	the managing director of each concessionaire must be a Macau permanent resident and hold at least 15% of the concessionaire’s registered share capital;

•	significant transactions should be notified by concessionaires to the Macau government in advance;

•	an administrative sanctions regime is to be established;

•	national security is one of the main objectives of the Macau gaming legal framework and a concession may be terminated without compensation in case it is considered a threat to national security;

•	a per gaming table and per gaming machine special premium is due should gross gaming revenue fall below the gross gaming revenue threshold set by the Macau government;

•
after a transition period of three years, gaming activities must be operated by a concessionaire within premises owned by the gaming concessionaire, such premises to revert to the Macau government without compensation upon the concession expiration or earlier termination, or within premises owned by the Macau government;

•
the Macau government sets the maximum number of gaming tables and gaming machines allocated to each concessionaire and the allocation of such gaming tables and gaming machines to a specific casino is subject to the approval of the Macau government;

•	the Macau government may reduce the number of gaming tables or gaming machines in certain circumstances;

•	the amount of gaming chips of each concessionaire in circulation is subject to Macau government approval; and

•	listing of concessionaires or entities in which such concessionaires are a dominant shareholder will be subject to certain requirements, including Macau government approval.
See
 “
Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Gaming Regulations” for a discussion of the proposed amendments to the gaming law in Macau.
Philippine Gaming Market
Until the occurrence of the
COVID-19
outbreak which halted the operations of City of Dreams Manila for a period of time, we benefited from and contributed to the growth in the local and regional gaming demand that was supported by improved infrastructure and strong tourism growth in the country.
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
Below are the main features of the Macau Gaming Law, as supplemented by Administrative Regulation no. 26/2001, that are currently applicable to our business.

•
If we breach the Macau Gaming Law, Melco Resorts Macau’s subconcession could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, we, and the persons involved, could be subject to substantial fines for each separate breach of Macau Gaming Law or of the Subconcession Contract at the discretion of the Macau government. Further, if we terminate or suspend the operation of all or a part of our gaming operations without permission for reasons not due to force majeure
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
The Macau government has also enacted other gaming legislation, rules and policies. Further, it imposed policies, regulations and restrictions that affect the minimum age required for entrance into casinos in Macau, the number of gaming tables that may be operated in Macau, location requirements for sites with gaming machine lounges, supply and requirements of gaming machines, equipment and systems, instructions on promoting responsible gaming, restrictions on the utilization of mass market gaming tables for VIP gaming operations, restrictions on the reallocation of gaming tables between properties and other matters. In addition, the Macau government may consider enacting new regulations that may adversely affect our gaming operations. Our inability to address the requirements or restrictions imposed by the Macau government under such legislation or rules could adversely affect our gaming operations.
On January 14, 2022, the Macau government put forth to the Legislative Assembly in Macau the terms of the proposed law amending the gaming law. Such legislation is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022. In accordance with the initially proposed law, amongst others, the following is contemplated:

•	The maximum number of gaming concessions is six,

•
The term of a gaming concession is set in the concession contract and cannot exceed 10 years but the term of the concession may exceptionally be extended by a dispatch from the Chief Executive of Macau, one or more times up to three years.

•
The concessionaires’ general contractual compliance is subject to review by the DICJ every three years. In the event that the results of the review reveal non-compliance
or lack of proactiveness in complying with the concession contracts, concessionaires should improve compliance within the deadline determined by the Secretary for Economy and Finance.

•
The concessionaires registered share capital shall not be less than MOP5 billion (equivalent to approximately US$622.5 million) and concessionaires must mandatorily notify the Chief Executive of Macau prior to executing large financial initiatives with a value greater than that provided for in the concession contracts.

•
The main objectives of the gaming law are, amongst others, safeguarding of national and Macau security, adequate diversification and sustainable development of the Macau economy, assurance that the development and operation of games of chance in casinos are in line with Macau’s policies and mechanisms in respect of combating the illegal flow of cross-border
capital and preventing money laundering, and the dimension and operation of games of chance in casinos and the entry into casinos are subject to legal restrictions. A concession may be terminated if it poses a threat to national security or that of Macau.

•
The operation of games of chance in casinos is limited to the locations and premises authorized by the Chief Executive of Macau with such authorization having to take into account, amongst others, Macau urban planning, its impact on the social community and the opinion of the Specialized Committee for the Games of Chance Sector.

•	The concessionaires undertake to operate games of chance in self owned premises or premises leased or otherwise granted a right to use by the Macau government. Premises owned by a concessionaire will revert to the Macau government without compensation upon the concession expiration or earlier termination. In the event that in the first public tender for the grant of concessions for the operation of games of chance in casinos held after the entry into force of the amended law, a concession is awarded to the current concessionaires, they may continue to operate games of chance in casinos by means of a contract in properties that are not owned by them for a period of three years, provided that the Chief Executive of Macau, after hearing the opinion of the Specialized Committee for the Games of Chance Sector, grants such authorization. This does not affect the maintenance of the concessionaires’ operations with collaborating companies, pursuant to the terms of original contracts, with the respective contracts to be submitted by the concessionaires to the DICJ within 30 days from the date of entry into force of the law. All provisions relating to managing companies provided for in the law and other regulations, apply, with the necessary adaptations, to the collaborating companies during the three-year
transition period, save for the profit sharing or payment of commissions prohibitions.

•
The concessionaires shall assume certain corporate social responsibilities, including support for the development of small and medium-sized
enterprises; support the diversification of local industries, assuring labor rights and interests, namely those concerning on-the-job
training and professional advancement of local employees, as well as a pension scheme designed to protect employees; hiring disabled or rehabilitated individuals; support for public interest activities; support for activities of an educational, scientific and technological, environmental protection, cultural and sporting nature, among others.

•
The concessionaires and the shareholders holding 5% or more of their registered share capital shall not be direct or indirect owners of any registered share capital of another concessionaire for the operation of games of chance in casinos in Macau.

•
Management companies are entities that have management powers over all or some casinos from one concessionaire and are subject to suitability reviews at DICJ’s discretion. The execution of a contract between a concessionaire and a managing company pursuant to which the company assumes or may assume management powers relating to the concessionaire is prohibited and any such contract will be deemed null and void. Notwithstanding, the Chief Executive of Macau may authorize and approve the engagement of a management company by a concessionaire provided that under such engagement, a concessionaire may only pay to the managing company management expenses, with profit sharing or payment of commissions not being permitted. Members of the corporate bodies of a management company may not be members of a corporate body of a concessionaire or gaming promoter.

•	The concessionaires must have a managing-director who is a Macau permanent resident and holds at least 15% of the registered share capital of the concessionaire.

•
The concessionaires will be subject to the payment of an annual premium, to be established in the concession contracts, which will vary depending on the number of casinos that each concessionaire is authorized to operate, the number of authorized gaming tables and gaming machines, the games operated, the location of the casinos, and other relevant criteria set by the Macau government. The amount of the annual premium included in the tender proposal may not be subsequently reduced unless agreement from the Chief Executive of Macau is obtained.

•
If the actual gross gaming revenue does not reach a set minimum limit, the concessionaire must pay a special premium, in an amount equal to the difference between the amount of the special tax on games of chance, calculated according to the actual gross gaming revenue, and such minimum limit. The actual gross revenue is calculated according to the maximum number of gaming tables and gaming machines authorized for the concessionaire in the year to which it relates. The annual minimum limit of the gross gaming revenue of each gaming table and each gaming machine are determined by dispatch from the Chief Executive of Macau.

•	With respect to the gaming promotion activities, the concessionaires must inform the DICJ of any facts that may affect the solvency of gaming promoters, including the fact that they have been named as defendants in civil proceedings or have entered into loan or financing agreements that exceed their solvency, within a period of five days counted from the date of occurrence of the respective facts or the concessionaires’ knowledge thereof; inform the DICJ of facts that indicate the practice, by gaming promoters, of crimes and administrative offenses provided for in the law, within five days from the date of the concessionaires’ knowledge thereof, without prejudice to obligations provided in other laws; supervise the activity of the gaming promoters, including their fulfillment of the obligations provided in laws and regulations; ensure the compliance by the gaming promoters with the provisions of the law, adopting appropriate measures to prevent gaming promoters from conducting illegal activities in the casinos of the concessionaires.

•
Each gaming promoter can only conduct gaming promotion activities with one concessionaire and gaming promoters are prohibited from sharing with the concessionaires, in any form or agreement, the revenue derived from the casinos; are prohibited from operating in exclusive reserved areas of the casinos, and are limited to providing support to concessionaires in the promotion of games of chance in casino, through receipts of commissions.

•
The concessionaires are jointly and severally liable for the liabilities arising from the exercise, by their gaming promoters, of the gaming promotion activity in their casinos, as well as for gaming promoters’ compliance with the applicable laws and regulations and the concessionaires are jointly and severally liable for the liabilities arising from the exercise, by the members of the management body, employees and collaborators of their gaming promoters, of the gaming promotion activities in their casinos, as well as for their compliance with applicable laws and regulations.

•
The maximum number of gaming tables and gaming machines to be operated is determined by dispatch from the Chief Executive of Macau and the number of gaming tables and gaming machines to be established, increased and reduced in each casino of the concessionaires is subject to authorization of the Secretary for Economy and Finance. The Secretary for Economy and Finance may reduce the number of gaming tables or gaming machines if the gross gaming revenue from gaming tables or gaming machines fails, for two consecutive years, to reach the minimum limit of the gross revenue determined by dispatch from the Chief Executive of Macau or if the authorized gaming tables or gaming machines are not fully utilized without just cause, by the concessionaires, within the deadline set out by the Secretary for Economy and Finance.

•	The number of chips intended to be put into circulation is subject to authorization from the Secretary for Economy and Finance.

•	The concessionaires cannot, by any means, disseminate information or activities related to gaming in Macau.

•
The listing of concessionaires or of companies in which the concessionaires are dominant shareholders is mandatorily subject to the authorization of the Chief Executive of Macau and the total shares in circulation on a stock exchange shall not exceed 30% of the total shares of these listed companies.

•
An administrative sanctions regime is established with fines ranging from MOP100,000 (equivalent to approximately US$12,450) and MOP5,000,000 (equivalent to approximately US$622,475) and, for the more serious offenses, a supplemental penalty of total or partial closure of gaming areas for periods ranging from one month to one year.

•
In the event of dissolution of the concessionaire for failing to obtain a new concession in the next tender, the shareholders of the concessionaire holding 5% or more of the concessionaire’s share capital and the concessionaire’s directors are jointly liable for the concessionaires debt, including outstanding chips liability.

The provisions of the proposed law do not affect the current concession or subconcession contracts for the operation of games of chance in casinos, which continue to be governed by the current Macau gaming law until the end of the term of the concession or subconcession contracts. The proposed law shall become effective on the day following its publication in the Macau official gazette, except for certain specified provisions, including those related to corporate social responsibility, concessionaires share capital, managing director share capital holding requirements, payment of special premium, periodic general contractual compliance reviews by the DICJ, obligations to notify the Chief Executive of Macau of significant financial transactions and listing requirements which shall only become effective upon the provisional award of the concessions resulting from the public tender for the award of new concessions. During the ongoing review and approval process currently being undertaken by the Macau government and the Macau Legislative Assembly, the provisions of the proposed law may change.
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
In addition, concessionaires and subconcessionaires are jointly liable for the activities of their gaming promoters and collaborators within their casinos. In addition to the licensing and suitability assessment process performed by the DICJ, all of our gaming promoters (if any) undergo thorough internal vetting procedures. We conduct background checks and also conduct periodic reviews of the activities of each gaming promoter (if any), its employees and its collaborators for possible non-compliance with Macau
legal and regulatory requirements. Such reviews generally include investigations into compliance with applicable anti-money laundering laws and regulations as well as tax withholding requirements.
Concessionaires and subconcessionaires are required to report periodically on commissions and other remunerations paid to their gaming promoters. A 5% tax must be withheld on commissions and other remunerations paid by a concessionaire or subconcessionaire to its gaming promoters. Under the Gaming Promoters Regulation and in accordance with the Secretary for Economy and Finance Dispatch no. 83/2009, effective as of September 11, 2009, a commission cap of 1.25% of net rolling has been in effect. Any bonuses, gifts, services or other advantages which are subject to monetary valuation and which are granted, directly or indirectly, inside or outside of Macau by any concessionaire or subconcessionaires or any company of their respective group to any gaming promoter shall be considered a commission. The commission cap regulations impose fines, ranging from MOP100,000 (equivalent to approximately US$12,450) up to MOP500,000 (equivalent to approximately US$62,248) on concessionaires or subconcessionaires that do not comply with the cap and other fines, ranging from MOP50,000 (equivalent to approximately US$6,225) up to MOP250,000 (equivalent to approximately US$31,124) on concessionaires or subconcessionaires that do not comply with their reporting obligations regarding commission payments. If breached, the legislation on commission caps has a sanction enabling the relevant government authority to make public a government decision imposing a fine on a concessionaire and subconcessionaire, by publishing such decision on the DICJ website and in two Macau newspapers (in Chinese and Portuguese respectively). We believe we have implemented the necessary internal control systems to ensure compliance with the commission cap and reporting obligations in accordance with applicable rules and regulations.
The Macau government is currently considering amending Macau Administrative Regulation no. 6/2002 and is expected to put forth such legislation for review and approval by the Macau Legislative Assembly during the second quarter of 2022. Such law is also expected to govern certain aspects of concessionaries’ suitability review and qualifications and concessionaires’ liability towards gaming promoters and related individuals and collaborators and management companies’ qualification requirements.
Gaming Credit Regulations
Macau Law no. 5/2004 has legalized the extension of gaming credit to patrons or gaming promoters by concessionaires and subconcessionaires. Gaming promoters may also extend credit to patrons upon obtaining an authorization by a concessionaire or subconcessionaire to carry out such activity. Assigning or transferring one’s authorization to extend gaming credit is not permitted. This statute sets forth filing obligations for those extending credit and the supervising role of the DICJ in this activity. Gaming debts contracted pursuant to this statute are a source of civil obligations and may be enforced in courts in Macau.
Access to Casinos and Gaming Areas Regulations
Under Law no. 10/2012, as amended pursuant to Law no. 17/2018, the minimum age required for entrance into casinos in Macau is 21 years of age. The director of the DICJ may authorize employees under 21 years of age to temporarily enter casinos or gaming areas, after considering their special technical qualifications. In addition, off-duty gaming
related employees of concessionaires or subconcessionaires and gaming promoters may not, starting from December 2019, access any casinos or gaming areas, except during the Chinese New Year festive season or under specific circumstances.
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

•
keep records of all electronic transactions for amounts equal to or exceeding MOP8,000 (equivalent to approximately US$996) in cases of occasional transactions and MOP120,000 (equivalent to approximately US$14,939) in cases of transactions that arose in the context of a continuous business relationship;

•	notify the Macau Finance Information Bureau if there is any sign of money laundering or financing of terrorism;

•	adopt as compliance function and appoint compliance officers; and

•	cooperate with the Macau government by providing all required information and documentation requested in relation to anti-money laundering activities.
Under Article 2 of Administrative Regulation no. 7/2006 (as amended pursuant to Administrative Regulation no. 17/2017) and the DICJ Instruction no. 1/2016 (as amended pursuant to DICJ Instruction no.1/2019), we are required to track and report transactions and granting of credit that are of MOP500,000 (equivalent to approximately US$62,248) or above. Pursuant to the legal requirements above, if the customer provides all required information, after submitting the reports, we may continue to deal with those customers that were reported to the DICJ and, in case of suspicious transactions, to the Macau Finance Information Bureau.
We employ internal controls and procedures designed to help ensure that our gaming and other operations are conducted in a professional manner and in compliance with internal control requirements issued by the DICJ set forth in its instruction on anti-money laundering, the applicable laws and regulations in Macau, as well as the requirements set forth in the Subconcession Contract.
We have developed a comprehensive anti-money laundering policy and related procedures covering our anti-money laundering responsibilities, which have been approved by the DICJ, and has training programs in place to ensure that all relevant employees understand such anti-money laundering policy and procedures. We also use an integrated IT system to track and automatically generate significant cash transaction reports and, as permitted by the DICJ and the Macau Finance Information Bureau, submit those reports electronically.
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
Control of Cross-border Transportation of Cash Regulations
On June 12, 2017, Law no. 6/2017 with respect to the control of cross-border transportation of cash and other negotiable instruments to the bearer, was enacted. Such law came into effect on November 1, 2017. In accordance with such law, all individuals entering Macau with an amount in cash or negotiable instrument to the bearer equal to or higher than the amount determined by the order of the Chief Executive of Macau at MOP120,000 (equivalent to approximately US$14,939) will be required to declare such amount to the customs authorities. The customs authorities may also request an individual exiting Macau to declare if such individual is carrying an amount in cash or negotiable instruments to the bearer equal to or higher to such amount. Individuals that fail to duly complete the required declaration may be subject to a fine (ranging from 1% to 5% of the amount that exceeds the amount determined by the order of the Chief Executive of Macau for declaration purposes, such fine being at least MOP1,000 (equivalent to approximately US$124) and not exceeding MOP500,000 (equivalent to approximately US$62,248)). In the event the relevant customs authorities find that the cash or negotiable instrument to the bearer carried by an individual while entering or exiting Macau may be associated with or result from any criminal activity, such incident shall be notified to the relevant criminal authorities and the relevant amounts shall be seized pending investigation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Our gaming operations in Macau could be adversely affected by restrictions on the export of the Renminbi and any unfavorable fluctuations in the currency exchange rates of the Renminbi.”
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
Asset Freezing Enforcement Regulations
On August 29, 2016, Law no. 6/2016 with respect to the framework for the enforcement of asset freezing orders, which comprised of United Nations Security Council sanctions resolutions for the fight against terrorism and proliferation of weapons of mass destruction, was enacted. Under this law, the Chief Executive of Macau is the competent authority to enforce freezing orders and the Asset Freeze Coordination Commission must assist the Chief Executive in all technical aspects of such enforcement. Among other entities, concessionaires or subconcessionaires are subject to certain obligations and duties regarding the freezing of assets ordered by the United Nations Security Council sanctions resolutions, including reporting and cooperation obligations.
Foreign Exchange Regulations
Concessionaires or subconcessionaires in Macau may be authorized to open foreign exchange counters at their casinos and gaming areas subject to compliance with the Foreign Exchange Agencies Constitution and Operation Law
(Decree-Law no.
38/97/M), the Exchange Rate
Regime (Decree-Law no.
39/97/M) and the specific requirements determined by the Monetary Authority of Macau. The transaction permitted to be performed in such counters is limited to buying and selling bank bills and coins in foreign currency, and to buying travelers checks.
Intellectual Property Rights Regulations
Our subsidiaries incorporated in Macau are subject to local intellectual property regulations. Intellectual property protection in Macau is supervised by the Intellectual Property Department of the Economic and Technological Development Bureau of the Macau government.
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

Personal Data Regulations
Processing of personal data by our subsidiaries in Macau is subject to compliance with the Personal Data Protection Act (Law no. 8/2005), in the case of Melco Resorts Macau, any instructions issued by DICJ from time to time. The Office for Personal Data Protection, or GPDP, is the regulatory authority in Macau specially in charge of supervising and enforcing the Personal Data Protection Act. Breaches are subject to civil liability, administrative and criminal sanctions.
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
Among other duties, private infrastructure operators are required to appoint a suitable and experienced person to be responsible for handling its cybersecurity and to be permanently reachable by CARIC, create a cybersecurity department, implement adequate internal cybersecurity procedures, conduct evaluations of its networks’ security and risks, submit annual reports to their supervisory entity and inform CARIC and the respective supervisory entity of any cybersecurity incidents.
Additional regulations have been enacted to further determine and detail how the above-mentioned obligations are to be fulfilled.
Labor Quotas Regulations
All businesses in Macau must apply to the Labor Affairs Bureau for labor quotas to import non-resident
unskilled workers from the PRC and other regions or countries.
Non-resident
skilled workers are also subject to the issuance of a work permit by the Macau government, which is given individually on a case-by-case
basis. Businesses are free to employ Macau residents in any position, as by definition all Macau residents have the right to work in Macau. We have, through our subsidiaries, two main groups of labor quotas in Macau, one to import non-skilled
workers from the PRC and the other to
import non-skilled workers
from all other countries. Melco Resorts Macau is not currently allowed to hire non-Macau
resident dealers and supervisors under the Macau government’s policy.
Pursuant to Macau social security laws, Macau employers must register their employees under a mandatory social security fund and make social security contributions for each of its resident employees and pay a special duty for each of its non-resident employees
on a quarterly basis. Employers must also buy insurance to cover employment accidents and occupational illnesses for all employees.
Minimum Salary Regulations
On April 27, 2020, Law no. 5/2020, with respect to minimum salary, was enacted. Such law came into effect on November 1, 2020. In accordance with such law, the monthly minimum salary in Macau is MOP6,656 (equivalent to approximately US$829) per month (excluding overtime, night and shift allowances and regular bonus related payments). The minimum salary requirement applies to all workers in Macau, except domestic helpers and special needs workers.

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
Restrictions on Distribution of Profits Regulations
All subsidiaries incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital, in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors or the shareholders (as applicable) of the relevant subsidiaries.
As of December 31, 2021, the aggregate balance of the reserves of all our Macau subsidiaries amounted to US$31.5 million.
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
The CRM contains regulations and standards that the Entertainment City licensees, including City of Dreams Manila, should adhere to and observe. It should be read in conjunction with the Philippine License. It contains regulations on areas such as, but not limited to: casino layout, table games and electronic gaming machines, casino management systems, surveillance, gaming chips and plaques, procurement of gaming equipment and gaming paraphernalia as well as the accreditation of suppliers thereof, casino operational rules and guidelines, conduct of gaming, casino player incentives, marketing and promotions, chipwashing and junket operations, banned personalities, determination of gross gaming revenues for table games, electronic gaming machines and other fees; and determination, collection and remittance of PAGCOR license fees. The CRM is annually revised to incorporate changes and revisions to the CRM proposed by any of the Entertainment City licensees and approved by PAGCOR. To date, the CRM is now on its fourth (4 th
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
Previously, City of Dreams Manila was covered by the Philippine AMLA only to a limited extent and was only required to report its foreign exchange transactions/money changer activities. However, with the new amendment to the existing Philippine AMLA, casinos are now included as covered persons subject to reporting and other requirements. Therefore, City of Dreams Manila, both in relation to its foreign exchange transactions/money changer activities, as well as its casino operations, is now required to report (i) transactions in cash or other equivalent monetary instrument involving a total amount in excess of PHP500,000 (equivalent to approximately US$9,848) within one (1) banking day, with respect to its foreign exchange transactions/money changer activities, and (ii) single casino cash transaction involving an amount in excess of PHP5,000,000 (equivalent to approximately US$98,475) or its equivalent in any other currency, with respect to its casino operations. Suspicious transactions, regardless of amount, are also required to be reported in connection with both its foreign exchange transactions/money changer activities and casino operations.
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

Cyprus Regulations
Gaming Law and Regulations
The Cyprus Casino Operations and Control Law 2015 (“the Law”) and Casino Operations and Control Law (General)
Regulations 2016 provide the main regulatory framework for the establishment, operation, function, supervision and control of casinos operating in Cyprus. The Law established The Cyprus Gaming and Casino Supervision Commission, known as the Cyprus Gaming Commission, in 2015. The Law also provided for a gaming license to be granted to a single operator, which was granted to Integrated Casino Resorts on June 26, 2017, to develop, operate and maintain an integrated casino resort in Limassol, Cyprus (and until the operation of such integrated casino resort, the operation of a temporary casino in Limassol) and up to four satellite casino premises in Cyprus, for a term of 30 years from the date of grant and with the right for exclusivity in Cyprus for the first 15 years of the term. These are the only lawful and regulated casino operations in Cyprus. The Cyprus Gaming Commission also issues binding directions to Integrated Casino Resorts concerning its operations from time to time. Such directions issued by the Cyprus Gaming Commission in the past cover anti-money laundering and combating the financing of terrorism, casino layout, casino surveillance and the gaming equipment technical standards.
Anti-Money Laundering Law and Regulations
The Prevention and Suppression of Money Laundering Activities Laws of 2007 to 2021 (188(I)/2007) (“Cyprus AML Law”) transposed the European Union’s Fifth AML Directive 2018/843 into national law of Cyprus. The CGC also issued an updated anti-money laundering Direction in December 2021 which requires us to implement more compliance measures, primarily to meet additional obligations relating to our monitoring and control obligations and CGC reporting requirements. The principal objectives of the Cyprus AML Law are to prevent the laundering of proceeds of serious criminal offences (“predicate offences”), including terrorist financing and related activities, to detect and prosecute money laundering activities and to provide for the restraint and confiscation of illicit funds. The law makes money laundering or assisting in it a criminal offense and establishes a Unit for Combating Money Laundering (MOKAS).
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
European Union (EU)’s General Data Protection Regulation
The European Union’s (“EU”) General Data Protection Regulation 2016/679 (“GDPR”), which came into force on May 25, 2018, is the EU’s data protection regulation which aims primarily to give control to individuals over their personal data and imposes strict requirements on organizations’ processing individuals’ personal data. It also addresses the transfer of personal data outside the EU and European Economic Area. Established within the EU, our operations in Cyprus are subject to the GDPR requirements. In order to comply with the GDPR requirements, Integrated Casino Resorts has developed and implemented policies and procedures which regulate the organization’s activities and aim to protect all personal data that is collected, processed and maintained by all business units. Integrated Casino Resorts has appointed an external Data Protection Officer in line with the GDPR and in addition to the implementation of various policies and procedures, it has also adopted a number of physical and technical safeguards in order to ensure the protection of all personal data it maintains.

Environmental Laws
The European Union’s Directive on the Assessment of the Effects of Certain Plans and Programmes on the Environment provides for a high level of protection of the environment with a view to contributing to the integration of environmental considerations for the preparation and adoption of plans and programmes promoting sustainable development. This aims to ensure that an Environmental Impact Assessment is conducted on certain plans and programmes which are likely to have significant effects on the environment., including those in the tourism sector. The Directive was transposed into Cyprus law in 2005 by the Environmental Impact Assessment from Certain Plans and/or Programmes Law 102(I)/2005, which is enforced by the Cyprus Department of Environment. To comply with the requirements of the environmental law, an Environmental Impact Assessment was conducted for our development of the City of Dreams Mediterranean project and a further Environmental Impact Assessment has also been conducted to further study the impacts to the nearby environment.
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
All concessionaires and subconcessionaires must pay a special gaming tax of 35% of gross gaming revenues, defined as all gaming revenues derived from casino or gaming areas, plus an annual gaming premium of:

•	MOP30 million (equivalent to approximately US$3.7 million) per annum fixed premium;

•	MOP300,000 (equivalent to approximately US$37,349) per annum per VIP gaming table;

•	MOP150,000 (equivalent to approximately US$18,674) per annum per mass market gaming table; and

•	MOP1,000 (equivalent to approximately US$124) per annum per electric or mechanical gaming.

The Macau government has publicly stated that the concessions and subconcessions contracts may be extended until December 31, 2022 to enable the conclusion of the proposed amendments to Macau’s gaming law and the completion of the tender process for new concessions. On March 11, 2022, Melco Resorts Macau filed an application with the Macau government for the extension of its Subconcession Contract until December 31, 2022 and, in connection with such application, will be required to pay an extension premium of up to MOP47 million (equivalent to approximately US$5.9 million) and provide a bank guarantee in favor of the Macau government for the payment of potential labor liabilities should Macau Resorts Macau not be granted a new concession (or have its subconcession further extended) after December 31, 2022. The extension of the Subconcession Contract is subject to the approval of the Macau government and execution of an addendum to the Subconcession Contract.
The Subconcession Contract in Macau
The Subconcession Contract in Macau provides for the terms and conditions of the subconcession granted to Melco Resorts Macau by Wynn Macau. Melco Resorts Macau does not have the right to further grant a subconcession or transfer the operation to third parties.
The provisions of the proposed law amending the gaming law do not affect the Subconcession Contract which continues to be governed by the current Macau Gaming law until the end of its term.
Melco Resorts Macau paid a consideration of US$900 million to Wynn Macau. On September 8, 2006, Melco Resorts Macau was granted the right to operate games of fortune and chance or other games in casinos in Macau until the expiration of the subconcession on June 26, 2022. No further payments need to be made to Wynn Macau during the concession period.
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
Development of Gaming Projects/Financial Obligations.
 The Subconcession Contract requires us to make a minimum investment in Macau of MOP4.0 billion (equivalent to approximately US$498.0 million), including investment in fully developing Altira Macau and the City of Dreams, by December 2010. In June 2010, we obtained confirmation from the Macau government that as of the date of the confirmation, we had invested over MOP4.0 billion (equivalent to approximately US$498.0 million) in our projects in Macau.
Payments.
 Subconcession premiums and taxes, computed in various ways depending upon the type of gaming or activity involved, are payable to the Macau government. The method for computing these fees and taxes may be changed from time to time by the Macau government. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly or annually and are based upon either a percentage of the gross revenues or the number and type of gaming devices operated. In addition to special gaming taxes of 35% of gross gaming revenues, we are also required to contribute to the Macau government an amount equivalent to 1.6% of the gross gaming revenues. Such contribution must be delivered to a public foundation designated by the Macau government whose goal is to promote, develop or study culture, society, economy, education and science and engage in academic and charitable activities. Furthermore, we are also obligated to contribute to Macau an amount equivalent to 2.4% of the gross gaming revenues for urban development, tourism promotion and the social security of Macau. We are required to collect and pay, through withholding, statutory taxes on commissions or other remunerations paid to gaming promoters.
Termination Rights.
 The Macau government has the right, after notifying Wynn Macau, to unilaterally terminate Melco Resorts Macau’s subconcession in the event of non-compliance by
us with our basic obligations under the subconcession and applicable Macau laws. Upon termination, all of our casino premises and gaming equipment, would revert to the Macau government automatically without compensation to us and we would cease to generate any revenues from these operations. In many of these instances, the Subconcession Contract does not provide a specific cure period within which any such events may be cured and, instead, we may be dependent on consultations and negotiations with the Macau government to give us an opportunity to remedy any such default. Neither Melco Resorts Macau nor Wynn Macau is granted explicit rights of veto, or of prior consultation. The Macau government may be able to unilaterally rescind the Subconcession Contract upon the following termination events:

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
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Macau — Melco Resorts Macau’s Subconcession Contract expires in June 2022 and if we are unable to secure an extension of the subconcession and thereafter a new concession, we would be unable to operate casino gaming in Macau.”
PAGCOR Licenses in the Philippines
The Philippine License issued by PAGCOR authorizes the Philippine Licensees, through Melco Resorts Leisure, to establish and operate a casino in the Philippines for both local and foreign patrons who are at least 21 years of age.
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
The Cyprus License is also subject to suspension or termination upon the occurrence of certain events. The requirements imposed by the Cyprus License include, among others:

•
payment of an annual license fee of EUR2.5 million (equivalent to approximately US$2.8 million) per year for the first four-year period commencing from the date of grant of the Cyprus License on June 26, 2017 and an annual license fee of EUR5.0 million (equivalent to approximately US$5.7 million) per year for the second four-year period as annual license fees for the operation of the temporary casino and City of Dreams Mediterranean to the government of Cyprus. Upon completion of the above eight-year period and for each four-year period thereafter, the government of Cyprus may review the annual license fee payable for each four-year term, provided that the annual license fee payable per year shall be no less than EUR5.0 million (equivalent to approximately US$5.7 million) and subject to a maximum percentage increase.

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
Following the extension granted by the government of Cyprus, we are also currently required under the Cyprus License to complete the City of Dreams Mediterranean project and commence operations by September 30, 2022. If we are unable to commence operations by September 30, 2022, with no further extension granted by the government of Cyprus and the government of Cyprus exercises its right to terminate the Cyprus License, we could lose all or substantially all of our investment in Cyprus and may not be able to continue our operations in Cyprus as planned. See
“
Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations — We are developing the City of Dreams Mediterranean project in Cyprus and are required under the Cyprus License to open the integrated casino resort by September 30, 2022. If we do not open City of Dreams Mediterranean by that time and the government of Cyprus does not grant us an extension of the opening date, we would be required to pay a penalty to the Cyprus government or even have the Cyprus License terminated if such delay continues beyond a grace period.”
See “Item 3. Key Information — D. Risk Factors — Risks Relating to Operating in the Gaming Industry in Cyprus — Cyprus’ gaming operations are dependent on the Cyprus License issued by CGC and any failure to comply with the terms of the Cyprus License could have a material adverse effect on our business, financial condition and results of operations.”
Tax
We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we and our subsidiaries incorporated in the Cayman Islands are not subject to Cayman Islands income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. However, we and certain subsidiaries are subject to Hong Kong profits tax of 16.5% on profits arising from our activities conducted in Hong Kong.

Our subsidiaries incorporated in the British Virgin Islands are not subject to tax in the British Virgin Islands, but certain subsidiaries incorporated in the British Virgin Islands are subject to Hong Kong profits tax of 16.5% on profits arising from our activities conducted in Hong Kong and Macau complementary tax of 12% on profits earned in or derived from its activities conducted in Macau.
Our subsidiaries incorporated in Macau are subject to Macau complementary tax of up to 12% on profits earned in or derived from their activities conducted in Macau. Melco Resorts Macau applied for and was granted the benefit of a corporate tax holiday on Macau complementary tax (but not gaming tax) from 2017 through 2021. Melco Resorts Macau was further granted such benefit for the period from January 1, 2022 to June 26, 2022. In addition, the Macau government granted one of our subsidiaries in Macau the complementary tax exemption until 2021 on profits generated from income received from Melco Resorts Macau, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax. We have applied for an extension of the Macau Complementary Tax exemption for the period from January 1, 2022 to June 26, 2022 but we cannot assure you that such extension will be granted. The dividend distributions of such subsidiary to its shareholders continue to be subject to complementary tax. We remain subject to Macau complementary tax on our non-gaming profits.
For the five-year period from 2017 through 2021, an annual payment of MOP18.9 million (equivalent to approximately US$2.4 million) is payable by Melco Resorts Macau, with respect to tax due for dividend distributions to the shareholders of Melco Resorts Macau from gaming profits, whether such dividends are actually distributions by Melco Resorts Macau or not, or whether Melco Resorts Macau has distributable profits in the relevant year. Upon the payment of such payment amount, the shareholders of Melco Resorts Macau will not be liable to pay any other tax in Macau for dividend distributions received from gaming profits. We have applied for an extension of such arrangement at an amount to be set by the Macau government until June 26, 2022. However, we cannot assure you that the same arrangement will be applied during such period or beyond or that, in the event a similar arrangement is adopted, whether we will be required to pay a higher annual sum.
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
In September 2017, the Macau government granted Studio City Hotels the declaration of touristic utility purpose pursuant to which Studio City Hotels is entitled to a property tax holiday for a period of twelve years on the immovable property to which the touristic utility was granted, owned or operated by Studio City Hotels. Under such tax holiday, Studio City Hotels is allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. In August 2021, the hotel license of Studio City Hotels was transferred to Studio City Developments Limited, the owner of the Studio City Property. Studio City Developments Limited has applied for the declaration of touristic utility purpose pursuant to which Studio City Developments Limited would be entitled to the property tax holiday and be allowed to double the maximum rates applicable to depreciation and reintegration for the purposes of assessment of the Macau complementary tax. The application is currently pending, and we believe Studio City Developments Limited is entitled to such property tax holiday, however, there is no assurance that the Macau government will extend such benefit to Studio City Developments Limited.
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
On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed and took effect on April 11, 2021. CREATE reduced the minimum corporate income tax from 2% to 1% from July 1, 2020 to June 30, 2023 and the corporate income tax rate from 30% to 25% starting July 1, 2020. Some of the subsidiaries are liable for VAT on certain transactions. On gaming related transactions, Melco Resorts Leisure enjoys exemption from national, local, direct and indirect (i.e. VAT) taxes pursuant to the PAGCOR charter and is subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes. The franchise tax and license fees are an assessment on Melco Resorts Leisure’s gaming revenue and are recorded as casino expense in the consolidated statements of operations. Further, Melco Resorts Leisure, by virtue of its being registered with the Philippine Economic Zone Authority as a Tourism Economic Zone Enterprise, enjoys a tax and duty exemption on importation and
VAT zero-rating on its
local purchases of certain capital equipment used in registered activities.
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
C. ORGANIZATIONAL STRUCTURE
We are a Cayman Islands holding company for the following principal businesses and developments: (1) 100% economic interest in our Macau gaming subconcession holder, Melco Resorts Macau, which, directly or indirectly through its subsidiary, is the operator of our gaming and non-gaming businesses in
various properties in Macau; (2) a majority equity and economic interest in SCI, the holding company of Studio City; (3) a majority equity and economic interest in MRP, the holding company of City of Dreams Manila; and (4) a majority equity and economic interest in ICR Cyprus, the holding company of our current operations in Cyprus including a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos and the City of Dreams Mediterranean in development. Our operations are conducted by our subsidiaries. Investors may never directly hold equity interests in our operating subsidiaries.

The following diagram illustrates our organizational structure, including the place of formation, ownership interest and affiliation of our significant subsidiaries, as of March 25, 2022:

Notes:

(1)
Based on 1,456,547,942 shares outstanding as of March 25, 2022. The 1,456,547,942 shares outstanding include shares held by our depositary bank to facilitate the administration and operation of our share incentive plans. Such shares represent 2.18% of the Company’s outstanding shares as of March 25, 2022. For a description of our share incentive plans, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Incentive Plans”.

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

(5)
Reflects 124,596,560 Class A ordinary shares of SCI. Information regarding beneficial ownership is reported as of March 21, 2022. New Cotai, LLC (“New Cotai”) also has a participation interest in MSC Cotai Limited which represents its economic right to receive an amount equal to approximately 9.4% of the dividends, distributions or other consideration paid to SCI by MSC Cotai Limited, if any, from time to time. New Cotai may exchange all or a portion of its participation interest for Class A ordinary shares of SCI, subject to certain conditions. If New Cotai were to exercise its right to exchange all of the participation interest for Class A ordinary shares of SCI, New Cotai would receive 72,511,760 Class A ordinary shares of SCI and the corresponding number of Class B ordinary shares of SCI held by New Cotai would be surrendered and canceled.

(6)
Reflects 117,118,352 Class A ordinary shares of SCI. Information regarding beneficial ownership is reported as of December 31, 2021 and is based on the information contained in the Schedule 13G/A filed by Silver Point Capital L.P. with the SEC on February 14, 2022 and after taking into account the private offers of 400,000,000 Class A ordinary shares of SCI to certain existing shareholders of SCI completed in March 2022.

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
Overview
We are a holding company and, through our subsidiaries, develop, own and operate integrated resort facilities in Asia and Europe. Our future operating results are subject to significant business, economic, regulatory and competitive uncertainties and risks, many of which are beyond our control. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Operations.” For detailed information regarding our operations and development projects, see “Item 4. Information on the Company — B. Business Overview.”

A. OPERATING RESULTS
Operations
Our primary business segments consist of:
Macau
City of Dreams
In 2021, City of Dreams had an average of approximately 511 gaming tables and approximately 572 gaming machines. Morpheus offers approximately 770 rooms, suites and villas. Nüwa, which was under renovation since early 2020 and re-opened at the end of March 2021 offers approximately 290 guest rooms and the Grand Hyatt Macau hotel offers approximately 800 guest rooms. In addition, City of Dreams includes approximately 25 restaurants and bars, approximately 165 retail outlets, a wet stage performance theater (temporarily closed since June 2020), recreation and leisure facilities, including health and fitness clubs, three swimming pools, spas and salons and banquet and meeting facilities. Morpheus provides an additional pool, spa and salon, fitness club, executive lounge and four restaurants. The wet stage performance theater with approximately 2,000 seats features The House of Dancing Water (temporarily closed since June 2020) produced by Franco Dragone. The Para nightclub which replaced Club Cubic offers approximately 2,395 square meters (equivalent to approximately 25,780 square feet) of live entertainment space. The Countdown will undergo renovations as part of its rebranding. City of Dreams targets premium market and rolling chip players from regional markets across Asia.
For the years ended December 31, 2021, 2020 and 2019, operating revenues generated from City of Dreams amounted to US$1,146.9 million, US$985.6 million and US$3,050.5 million, representing 57.0%, 57.0% and 53.2% of our total operating revenues, respectively.
Altira Macau
In 2021, Altira Macau had an average of approximately 101 gaming tables and 121 gaming machines operated as a Mocha Club at Altira Macau. In addition, Altira Macau had approximately 230 hotel rooms as of December 31, 2021 and features several fine dining and casual restaurants and recreation and leisure facilities. Starting in the third quarter of 2021, Altira Macau was strategically repositioned to cater to the premium mass segment and ceased VIP rolling chip operations. For the years ended December 31, 2021, 2020 and 2019, operating revenues generated from Altira Macau amounted to US$56.2 million, US$108.9 million and US$465.1 million, representing 2.8%, 6.3% and 8.1% of our total operating revenues, respectively.
Studio City
Studio City is a large-scale cinematically-themed integrated resort located in Cotai, with gaming facilities, luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers in Asia, with a current focus on the mass market segment and complemented with VIP rolling chip operations. In December 2021, continuation of the VIP rolling chip operations at the Studio City Casino by Melco Resorts Macau was extended to December 31, 2022, subject to early termination with 30 days’ prior notice. The SC ADSs are listed on the New York Stock Exchange, and we owned approximately 54.9% of SCI’s total issued and outstanding shares as of March 25, 2022. In 2021, Studio City had an average of approximately 290 gaming tables and 645 gaming machines. For the years ended December 31, 2021, 2020 and 2019, operating revenues generated from Studio City amounted to US$372.3 million, US$266.5 million and US$1,355.3 million, representing 18.5%, 15.4% and 23.6% of our total operating revenues, respectively.
Mocha Clubs
In 2021, Mocha Clubs had seven clubs with an average of approximately 813 gaming machines in operation (excluding approximately 121 gaming machines at Altira Macau). Mocha Clubs focus primarily on general mass market players, including
day-trip
customers, outside the conventional casino setting. For the years ended December 31, 2021, 2020 and 2019, operating revenues generated from Mocha Clubs amounted to US$85.0 million, US$65.3 million and US$117.5 million, representing 4.2%, 3.8% and 2.0% of our total operating revenues, respectively. The source of revenues was substantially all from gaming machines. For the years ended December 31, 2021, 2020 and 2019, gaming machine revenues represented 97.1%, 96.3% and 96.6% of operating revenues generated from Mocha Clubs, respectively.
Corporate and Other
Corporate and Other primarily includes Grand Dragon Casino, a casino on Taipa Island, Macau, operating within Grand Dragon Hotel, which we operate under a right-to-use agreement,
our ski resort in Japan and other corporate costs. For the years ended December 31, 2021, 2020 and 2019, operating revenues generated from Corporate and Other amounted to US$30.8 million, US$25.9 million and US$51.3 million, representing 1.5%, 1.5% and 0.9% of our total operating revenues, respectively.
Philippines
City of Dreams Manila
In 2021, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, City of Dreams Manila had an average of approximately 2,338 gaming machines and 301 gaming tables. City of Dreams Manila also includes three branded hotel towers, several entertainment venues and features a wide selection of regional and international food and beverage offerings as well as extended retail shops. For the years ended December 31, 2021, 2020 and 2019, operating revenues generated from City of Dreams Manila amounted to US$268.6 million, US$224.7 million and US$602.5 million, representing 13.3%, 13.0% and 10.5% of our total operating revenues, respectively.
Cyprus
We currently operate and manage a temporary casino in Limassol and three satellite casinos in Nicosia, Ayia Napa and Paphos in Cyprus. In 2021, excluding gaming tables and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the
COVID-19
outbreak, our facilities in Cyprus had an average of approximately 440 gaming machines and 32 gaming tables. For the years ended December 31, 2021, 2020 and 2019, operating revenues generated from our operations in Cyprus amounted to US$52.6 million, US$51.0 million and US$94.7 million, representing 2.6%, 3.0% and 1.7% of our total operating revenues, respectively.
Summary of Financial Results
For the year ended December 31, 2021, our total operating revenues were US$2.01 billion, an increase of 16.5% from US$1.73 billion for the year ended December 31, 2020. Net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2021 was US$0.81 billion, as compared to net loss attributable to Melco Resorts & Entertainment Limited of US$1.26 billion for the year ended December 31, 2020. The change was primarily attributable to improved performance in the mass market table games and gaming machine segments as well as non-gaming
operations, partially offset by softer performance in the rolling chip segment.

	Year Ended December 31,
	2021	2020	2019
	(in thousands of US$)
Total operating revenues	$2,012,356	$1,727,923	$5,736,801
Total operating costs and expenses	(2,589,807)	(2,668,480)	(4,989,123)
Operating (loss) income	(577,451)	(940,557)	747,678
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(811,751)	$(1,263,492)	$373,173
Our results of operations and financial position for the years presented are not fully comparable for the following reasons:

•
On January 22, 2019, Studio City Finance commenced the 2020 Studio City Notes Tender Offer, which expired on February 4, 2019. The aggregate principal amount of valid tenders received and not validly withdrawn under the 2020 Studio City Notes Tender Offer amounted to US$216.5 million.

•
On February 11, 2019, Studio City Finance issued US$600.0 million in aggregate principal amount of 2024 Studio City Notes, the net proceeds of which were used to pay the tendering noteholders from the 2020 Studio City Notes Tender Offer and, on March 13, 2019, to redeem, together with accrued interest, all remaining outstanding amounts of the 2020 Studio City Notes.

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

•
On July 31, 2019, we acquired a 75% equity interest in ICR Cyprus, whose subsidiaries are operating a temporary casino in Limassol and is licensed to operate four satellite casinos, as well as developing City of Dreams Mediterranean.

•	On November 30, 2019, Studio City Finance fully repaid the 2019 Studio City Company Notes upon its maturity with cash on hand.

•
On December 4, 2019, Melco Resorts Finance issued US$900.0 million in aggregate principal amount of the First 2029 Senior Notes, the net proceeds from which were used to fully repay the principal amount outstanding under the revolving credit facility and to partially repay the principal amount outstanding under the term loan facility under the 2015 Credit Facilities.

•
On April 29, 2020, we sold all of our approximately 9.99% ownership interest in Crown Resorts at the aggregate price of AUD551.6 million (equivalent to approximately US$359.1 million based on the exchange rate on the transaction date).

•
On April 29, 2020, our subsidiary, MCO Nominee One, as borrower, entered into the 2020 Credit Facilities pursuant to which the lenders have made available HK$14.85 billion (equivalent to US$1.92 billion) in a revolving credit facility for a term of five years.

•
On May 6, 2020, MCO Nominee One drew down HK$2.73 billion (equivalent to US$350.1 million) under the 2020 Credit Facilities and, on May 7, 2020, we used a portion of the proceeds from such drawdown to repay all outstanding loan amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, other than HK$1.0 million (equivalent to US$128,000) which remained outstanding under the term loan facility for the 2015 Credit Facilities. On May 7, 2020, following the repayment of outstanding amounts under the 2015 Credit Facilities, together with accrued interest and associated costs, a part of the revolving credit facility commitments under the 2015 Credit Facilities were canceled, following which the available revolving credit facility commitments under the 2015 Credit Facilities were HK$1.0 million (equivalent to US$128,000).

•
On July 15, 2020, Studio City Finance issued US$500 million in aggregate principal amount of the 2025 Studio City Notes and US$500 million in aggregate principal amount of the 2028 Studio City Notes, net proceeds from which a portion were used to redeem in full by Studio City Company of the 2021 Studio City Company Notes.

•
On July 21, 2020, Melco Resorts Finance issued US$500.0 million in aggregate principal of the First 2028 Senior Notes, the net proceeds from which were used to repay the principal amount outstanding for the revolving credit facility under the 2020 Credit Facilities.

•	On August 11, 2020, Melco Resorts Finance issued US$350.0 million in aggregate principal of the Additional 2028 Senior Notes.

•
During July and August 2020, SCI announced and completed a US$500 million private placement of shares. The net proceeds from this private placement was approximately US$499.2 million, of which US$219.2 million was from noncontrolling interests.

•	On September 23, 2020, MCO Nominee One drew down HK$1.94 billion (equivalent to US$249.9 million) of the revolving credit facility under the 2020 Credit Facilities.

•	On January 14, 2021, Studio City Finance issued US$750.0 million in aggregate principal amount of the First 2029 Studio City Notes.

•	On January 21, 2021, Melco Resorts Finance issued US$250.0 million in aggregate principal of the Additional 2029 Senior Notes.

•
On January 27, 2021, MCO Nominee One repaid HK$1.94 billion (equivalent to US$249.9 million) of the revolving credit facility under the 2020 Credit Facilities, together with accrued interest, with the proceeds from the Additional 2029 Senior Notes.

•	On May 20, 2021, Studio City Finance issued US$350.0 million in aggregate principal amount of the Additional 2029 Studio City Notes.

•
On December 1, 2021, MCO Nominee One drew down HK$1.17 billion (equivalent to US$149.6 million) under the 2020 Credit Facilities, and, on December 15, 2021, drew down HK$1.95 billion (equivalent to $250.0 million) under the 2020 Credit Facilities.

Our operations have been impacted by periodic travel restrictions and quarantine requirements as imposed by the governments of Macau, the Philippines, Cyprus, Hong Kong and the PRC in response to various outbreaks of
COVID-19,
and such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as
COVID-19
developments unfold. In addition, lifted measures may be reintroduced if there are adverse developments in the
COVID-19
situation in the jurisdictions in which we operate and other regions with access to such jurisdictions.
The appearance of
COVID-19
cases in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. The majority of retail outlets in our Macau properties are open with reduced operating hours. Operating hours at our retail dining and entertainment facilities in Macau are continuously being adjusted in line with customer visitation, and we have closed certain facilities due to low visitation. The timing and manner in which these areas will return to full operation are currently unknown. Furthermore, health-related precautionary measures remain in place at our properties in Macau, which could continue to impact visitation and customer spending.

In the Philippines, in 2021, Metro Manila was originally placed under general community quarantine until March 31, 2021. During the general community quarantine period in 2021, City of Dreams Manila’s casino was open, allowing a limited capacity of players and guests. Subject to certain restrictions imposed by the Philippine Department of Tourism, our three hotels at City of Dreams Manila and certain dining establishments at City of Dreams Manila also resumed operations at a limited operational capacity during the period. From March 27, 2021 to April 30, 2021 and from August 6, 2021 to August 20, 2021, the Philippine Government
re-imposed
the enhanced community quarantine over Metro Manila. The Philippine Government also placed Metro Manila under the modified enhanced community quarantine from May 1, 2021 to May 14, 2021, and from August 21, 2021 to September 15, 2021. Under the enhanced community quarantine and the modified enhanced community quarantine, additional restrictions were introduced that included prohibitions of mass gatherings, restrictions of movements of persons and the imposition of a nightly curfew. City of Dreams Manila temporarily closed when the enhanced community quarantine and the modified enhanced community quarantine were imposed in Metro Manila. On September 14, 2021, the Philippine Government adopted the following community quarantine classifications: Alert Level 1, 2, 3, 4, and 5. From September 16, 2021 to October 15, 2021, the Philippine Government placed Metro Manila under Alert Level 4 which restricted gaming operations to 50% operating capacities. From October 16, 2021 to November 4, 2021, the Philippine Government placed Metro Manila under Alert Level 3 which allowed gaming establishments to operate at 75% operating capacities. From November 5, 2021 to January 2, 2022, the Philippine Government placed Metro Manila under the less restrictive Alert Level 2, which allowed gaming establishments to operate at 90% operating capacities. However, from January 3, 2022 to January 31, 2022, Metro Manila was again placed under Alert Level 3 but this was lowered to Level 2 starting from February 1, 2022 and further reduced to Alert Level 1 as of March 1, 2022. Such measures have had, and may continue to have, an adverse effect on the operations of City of Dreams Manila.
In Cyprus, the ongoing
COVID-19
outbreak led to restrictions being imposed throughout 2021 by the government of Cyprus that included, curfews, restrictions on gatherings, sports, food and beverage and retail businesses, restrictions of inbound flights to Cyprus and closure of various other businesses, including our casino operations in Cyprus. These restrictions included a full lockdown and night curfew in January 2021 and another lockdown imposed from late April to early May 2021. As a result, our casino operations in Cyprus were also closed from January 1, 2021 to May 16, 2021. Inbound travel to Cyprus has gradually eased since May 2021 with countries categorized based on their epidemiological situation such that the entry requirements may range from free entry to requiring proof of vaccination status, results of
COVID-19
tests, the EU Digital COVID Certificate for EU passport holders and legal residents of Cyprus or the grant of special permission for entry, depending on the travel history of the inbound traveller. Since June 2021, the authorities have also eased certain pandemic prevention restrictions within Cyprus such that most businesses may operate close to pre-lockdown
levels, although restrictions such as reduced capacity of people allowed in indoor areas and other health protective measures remain in place. The surge in
COVID-19
cases since December 2021 led to, among others, the introduction of certain gathering restrictions and enhanced
COVID-19
test requirements for entry into venues such as restaurants and other entertainment venues in Cyprus although our casinos in Cyprus remained open and certain restrictions have been eased from February 21, 2022. Our operations in Cyprus are currently still subject to certain
COVID-19
health and safety measures, which are likely to remain in place for the duration of the pandemic. Such measures have had, and will likely continue to have, an adverse effect on the operations of our Cyprus properties.
The disruptions to our business caused by the
COVID-19
outbreak have had an adverse effect on our operations and as these disruptions are ongoing, such adverse effects will likely continue. We expect that gross gaming revenues in the jurisdictions in which we operate will continue to be negatively impacted by the
COVID-19
outbreak. We have taken various mitigating measures to manage through the
COVID-19
outbreak challenges, such as implementing a cost reduction programs to minimize cash outflow of non-essential
items and rationalizing our capital expenditure programs with deferrals and reductions which benefits our balance sheet.
Given the uncertainty around the extent and duration of the
COVID-19
outbreak and around the imposition or relaxation of protective measures affecting the jurisdictions in which we operate, we cannot reasonably estimate the impact to our future results of operations, cash flows and financial condition. Moreover, even if the
COVID-19
outbreak subsides, there is no guarantee that travel and consumer sentiment will rebound quickly or at all. See “Risk Factors — Risks Relating to Our Business — The
COVID-19
outbreak has had, and will likely continue to have, an adverse effect on our operations, which has negatively affected and may continue to materially impact our business, prospects, financial condition and results of operations”.
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
COVID-19
outbreak.
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenues
Our total operating revenues for the year ended December 31, 2021 were US$2.01 billion, an increase of US$284.4 million, or 16.5%, from US$1.73 billion for the year ended December 31, 2020. The increase in total operating revenues was primarily attributable to improved performance in the mass market table games and gaming machine segments as well as higher non-gaming
revenues, partially offset by softer performance in the rolling chip segment.
Our total operating revenues for the year ended December 31, 2021 consisted of US$1.68 billion of casino revenues, representing 83.3% of our total operating revenues, and US$336.1 million of non-casino
revenues. Our total operating revenues for the year ended December 31, 2020 consisted of US$1.47 billion of casino revenues, representing 85.2% of our total operating revenues, and US$256.6 million of non-casino
revenues.
Casino.
Casino revenues for the year ended December 31, 2021 were US$1.68 billion, representing a US$204.9 million, or 13.9%, increase from casino revenues of US$1.47 billion for the year ended December 31, 2020, primarily due to improved performance in mass market table games and gaming machine segments, partially offset by softer performance in the rolling chip segment.
Altira Macau.
Altira Macau has strategically repositioned itself to cater to the premium mass segment and has shut down VIP rolling chip operations starting in the third quarter of 2021. Altira Macau’s rolling chip volume for the year ended December 31, 2021 was US$1.96 billion, representing a decrease of US$1.07 billion, or 35.3%, from US$3.04 billion for the year ended December 31, 2020. The rolling chip win rate was 1.61% for the year ended December 31, 2021, which decreased from 4.11% for the year ended December 31, 2020. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$159.2 million for the year ended December 31, 2021, representing an increase of 11.3% from US$143.1 million for the year ended December 31, 2020. The mass market table games hold percentage was 24.5% for the year ended December 31, 2021, increasing from 23.2% for the year ended December 31, 2020. Average net win per gaming machine per day was US$201 for the year ended December 31, 2021, an increase of US$51, or 34.3%, from US$150 for the year ended December 31, 2020.
City of Dreams.
City of Dreams’ rolling chip volume for the year ended December 31, 2021 of US$14.60 billion represented a decrease of US$1.10 billion, or 7.0%, from US$15.70 billion for the year ended December 31, 2020. The rolling chip win rate was 2.54% for the year ended December 31, 2021, which decreased from 4.21% for the year ended December 31, 2020. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$2.85 billion for the year ended December 31, 2021 which represented an increase of US$1.40 billion, or 97.5%, from US$1.44 billion for the year ended December 31, 2020. The mass market table games hold percentage was 30.8% for the year ended December 31, 2021, decreasing from 32.1% for the year ended December 31, 2020. Average net win per gaming machine per day was US$282 for the year ended December 31, 2021, an increase of US$52, or 22.4%, from US$230 for the year ended December 31, 2020.
Mocha Clubs.
Mocha Clubs’ average net win per gaming machine per day for the year ended December 31, 2021 was US$287, an increase of US$42, or 17.2%, from US$244 for the year ended December 31, 2020.
Studio City.
Studio City Casino’s rolling chip volume was US$1.84 billion for the year ended December 31, 2021, a decrease from US$2.21 billion for the year ended December 31, 2020. The rolling chip win rate was 2.00% for the year ended December 31, 2021, which decreased from 2.28% for the year ended December 31, 2020. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$1.13 billion for the year ended December 31, 2021, an increase from US$0.73 billion for the year ended December 31, 2020. The mass market table games hold percentage was 27.7% for the year ended December 31, 2021, representing an increase from 26.6% for the year ended December 31, 2020. Average net win per gaming machine per day was US$129 for the year ended December 31, 2021, an increase of US$31, or 31.5%, from US$98 for the year ended December 31, 2020.
City of Dreams Manila.
City of Dreams Manila’s rolling chip volume for the year ended December 31, 2021 was US$0.78 billion, representing a decrease of US$1.33 billion, or 63.2%, from US$2.11 billion for the year ended December 31, 2020. The rolling chip win rate was 4.83% for the year ended December 31, 2021, an increase from 3.34% for the year ended December 31, 2020. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$364.6 million for the year ended December 31, 2021, representing an increase of US$36.9 million, or 11.3%, from US$327.7 million for the year ended December 31, 2020. The mass market table games hold percentage was 32.4% for the year ended December 31, 2021, representing a decrease from 33.1% for the year ended December 31, 2020. Average net win per gaming machine per day was US$195 for the year ended December 31, 2021, an increase of US$59, or 43.0%, from US$136 for the year ended December 31, 2020.
Cyprus operations.
Cyprus operations’ rolling chip volume for the year ended December 31, 2021 was US$5.6 million, which increased from US$0.3 million for the year ended December 31, 2020. The rolling chip win rate was 9.09% for the year ended December 31, 2021, an increase from negative 28.07% for the year ended December 31, 2020. Our expected range was 2.85% to 3.15%. In the mass market table games segment, drop was US$76.2 million for the year ended December 31, 2021, representing an increase of US$13.4 million, or 21.4%, from US$62.8 million for the year ended December 31, 2020. The mass market table games hold percentage was 18.0% for the year ended December 31, 2021, representing a decrease from 19.6% for the year ended December 31, 2020. Average net win per gaming machine per day was US$388 for the year ended December 31, 2021, a decrease of US$86, or 18.1%, from US$473 for the year ended December 31, 2020.
Rooms.
Room revenues (including complimentary rooms) for the year ended December 31, 2021 were US$157.5 million, representing an increase of US$48.9 million, or 45.0%, from room revenues (including complimentary rooms) of US$108.6 million for the year ended December 31, 2020. The increase was primarily due to improved occupancy as a result of a year-over-year increase in inbound tourism to Macau.

The average daily rate, occupancy rate and REVPAR of each property are as follows:

	Year Ended December 31,
	2021	2020	2021	2020	2021	2020
	Average daily rate (US$)		Occupancy rate		REVPAR (US$)
Altira Macau	110	164	48%	36%	53	59
City of Dreams	205	210	53%	33%	109	69
Studio City	123	128	51%	28%	62	36
City of Dreams Manila	164	220	76%	53%	124	117
Food, beverage and others.
Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2021 included food and beverage revenues of US$97.7 million and entertainment, retail and other revenues of US$80.9 million. Food, beverage and other revenues (including complimentary food and beverage and entertainment services) for the year ended December 31, 2020 included food and beverage revenues of US$74.5 million and entertainment, retail and other revenues of US$73.4 million. The increase of US$30.6 million in food, beverage and other revenues from the year ended December 31, 2020 to the year ended December 31, 2021 was primarily due to increase in business activities as a result of a year-over-year increase in inbound tourism to Macau.
Operating costs and expenses
Total operating costs and expenses were US$2.59 billion for the year ended December 31, 2021, representing a decrease of US$78.7 million, or 2.9%, from US$2.67 billion for the year ended December 31, 2020.
Casino.
Casino expenses decreased by US$29.3 million, or 2.2%, to US$1.32 billion for the year ended December 31, 2021 from US$1.35 billion for the year ended December 31, 2020, primarily due to a decrease in provision for credit losses, partially offset by an increase in gaming taxes, which increased as a result of increased gaming volumes and associated higher group-wide revenues.
Rooms.
Room expenses, which represent the costs of operating the hotel facilities were US$49.9 million and US$46.7 million for the years ended December 31, 2021 and 2020, respectively. The increase was in-line
with higher room revenues for the year ended December 31, 2021.
Food, beverage and others.
Food, beverage and other expenses were US$121.0 million and US$141.5 million for the years ended December 31, 2021 and 2020, respectively. The decrease was primarily due to lower operating costs as a result of the temporary closure of The House of Dancing Water since late June 2020.
General and administrative.
General and administrative expenses increased slightly by US$2.0 million, or 0.5%, to US$426.4 million for the year ended December 31, 2021 from US$424.4 million for the year ended December 31, 2020.
Payments to the Philippine Parties.
Payments to the Philippine Parties increased to US$26.4 million for the year ended December 31, 2021 from US$13.0 million for the year ended December 31, 2020, due to the improved performance in gaming operations and resulting increase in revenues from gaming operations in City of Dreams Manila.
Pre-opening
costs.
Pre-opening
costs were US$4.2 million and US$1.3 million for the years ended December 31, 2021 and 2020, respectively. Such costs relate primarily to personnel training, rental, marketing, advertising and administrative costs in connection with new or start-up
operations.

Development costs.
Development costs were US$30.7 million and US$25.6 million for the years ended December 31, 2021 and 2020, respectively, which predominantly related to marketing and promotion costs as well as professional and consultancy fees for corporate business development.
Amortization of gaming subconcession.
Amortization expenses for our gaming subconcession continued to be recognized on a straight-line basis and were US$57.3 million and US$57.4 million for the years ended December 31, 2021 and 2020, respectively.
Amortization of land use rights.
Amortization expenses for the land use rights continued to be recognized on a straight-line basis and were US$22.8 million and US$22.9 million for the years ended December 31, 2021 and 2020, respectively.
Depreciation and amortization.
Depreciation and amortization expenses decreased by US$38.5 million, or 7.2%, to US$499.7 million for the year ended December 31, 2021 from US$538.2 million for the year ended December 31, 2020.
Property charges and other.
Property charges and other for the year ended December 31, 2021 were US$30.6 million, which primarily included termination costs and other payroll expenses as a result of departmental restructuring of US$22.3 million and asset impairments of US$3.6 million. Property charges and other for the year ended December 31, 2020 were US$47.2 million, which primarily included termination costs as a result of departmental restructuring of US$15.7 million, goodwill impairment of US$13.9 million, asset impairments of US$8.1 million and donations in relation to the
COVID-19
outbreak of US$4.0 million.
Non-operating
expenses, net
Net
non-operating
expenses consist of interest income, interest expenses, net of amounts capitalized, other financing costs, foreign exchange gains (losses), net, loss on extinguishment of debt, costs associated with debt modification and other non-operating
income (expenses), net.
Interest income was US$6.6 million for the year ended December 31, 2021, as compared to US$5.1 million for the year ended December 31, 2020.
Interest expenses were US$350.5 million (net of amounts capitalized of US$30.4 million) for the year ended December 31, 2021, compared to US$340.8 million (net of amounts capitalized of US$11.8 million) for the year ended December 31, 2020. The increase in interest expenses (net of amounts capitalization) of US$9.7 million was primarily due to higher interest expenses from the full-year impact of the issuances of notes during the year ended December 31, 2020, partially offset by higher amounts capitalized.
Other financing costs for the year ended December 31, 2021 amounted to US$11.0 million, compared to US$8.0 million for the year ended December 31, 2020. The increase in other financing costs was primarily due to the increase in loan commitment fees from the 2020 Credit Facilities which were entered into in late April 2020.
Other income, net for the year ended December 31, 2021 amounted to US$3.1 million, compared to other expenses, net of US$151.0 million for the year ended December 31, 2020. Other expenses, net for the year ended December 31, 2020 mainly represented the fair value loss on our investment of approximately 9.99% of our ownership interest in Crown Resorts, which was sold during the year ended December 31, 2020.
Loss on extinguishment of debt for the year ended December 31, 2021 was US$28.8 million, resulting from the early redemption of the 2024 Studio City Notes which were refinanced by the issuance of the First 2029 Studio City Notes. Loss on extinguishment of debt for the year ended December 31, 2020 was US$20.0 million, resulting mainly from the early redemption of all remaining outstanding 2021 Studio City Company Notes which were refinanced by the issuance of the 2025 Studio City Notes and the 2028 Studio City Notes.

Costs associated with debt modification for the year ended December 31, 2020 were US$0.3 million, which were associated with the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities. No costs associated with debt modification were incurred for the year ended December 31, 2021.
Income tax expense
Income tax expense for the year ended December 31, 2021 was primarily attributable to Philippine withholding tax on dividends of US$2.9 million and a lump sum tax payable of US$2.4 million in lieu of Macau Complementary Tax otherwise due by Melco Resorts Macau’s shareholders on dividends distributable to them by Melco Resorts Macau, partially offset by deferred income tax credits of US$2.2 million. The effective tax rate for the year ended December 31, 2021 was (0.30)%, as compared to 0.20% for the year ended December 31, 2020. Such rates differ from the statutory Macau Complementary Tax rate of 12%, where the Company’s majority operations are located, primarily due to the effect of expired tax losses, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefit is receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the relevant years together with the effect of profits generated by gaming operations being exempted from Philippine Corporate Income Tax, the effect of tax losses that cannot be carried forward and the effect of change in income tax rate for the year ended December 31, 2021 and the effect of income tax losses that cannot be carried forward for the year ended December 31, 2020.
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
Net loss attributable to noncontrolling interests
Our net loss attributable to noncontrolling interests was US$144.7 million for the year ended December 31, 2021, compared to a net loss attributable to noncontrolling interests of US$191.1 million for the year ended December 31, 2020. For the year ended December 31, 2021, such net loss represented the share of Studio City’s expenses of US$139.2 million, Cyprus operations’ expenses of US$4.5 million and City of Dreams Manila’s expenses of US$1.0 million attributable to the respective minority shareholders.
Net loss attributable to Melco Resorts & Entertainment Limited
As a result of the foregoing, we had net loss attributable to Melco Resorts & Entertainment Limited of US$0.81 billion for the year ended December 31, 2021, compared to net loss attributable to Melco Resorts & Entertainment Limited of US$1.26 billion for the year ended December 31, 2020.
For a discussion of our results of operations for the year ended December 31, 2020 compared with the year ended December 31, 2019, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form
20-F
for the fiscal year ended December 31, 2020, filed with the SEC on March 31, 2021.
Adjusted Property EBITDA and Adjusted EBITDA
Adjusted Property EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening costs,
development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Other expenses and other non-operating income
and expenses. We recorded Adjusted Property EBITDA of US$235.1 million for the year ended December 31, 2021, compared to negative Adjusted Property EBITDA of US$104.3 million and Adjusted Property EBITDA of US$1,689.5 million for the years ended December 31, 2020 and 2019, respectively. Altira Macau and Studio City recorded negative Adjusted Property EBITDA of US$54.0 million and US$20.5 million, respectively, while City of Dreams, Mocha Clubs, City of Dreams Manila and Cyprus Operations recorded Adjusted Property EBITDA of US$202.0 million, US$17.1 million, US$89.0 million and US$1.6 million, respectively, for the year ended December 31, 2021. Altira Macau, City of Dreams and Studio City recorded negative Adjusted Property EBITDA of US$58.8 million, US$1.3 million and US$79.0 million, respectively, while Mocha Clubs, City of Dreams Manila and Cyprus Operations recorded Adjusted Property EBITDA of US$3.6 million, US$29.0 million and US$2.3 million, respectively, for the year ended December 31, 2020. Adjusted Property EBITDA of Altira Macau, City of Dreams, Studio City, Mocha Clubs, City of Dreams Manila and Cyprus Operations were US$51.5 million, US$922.8 million, US$415.1 million, US$23.3 million, US$247.1 million and US$29.8 million, respectively, for the year ended December 31, 2019.
Adjusted EBITDA is net income/loss before interest, taxes, depreciation, amortization, pre-opening
costs, development costs, property charges and other, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation and other non-operating
income and expenses. We recorded Adjusted EBITDA of US$165.0 million for the year ended December 31, 2021, compared to negative Adjusted EBITDA of US$177.3 million for the year ended December 31, 2020 and Adjusted EBITDA of US$1,574.3 million for the year ended December 31, 2019.
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

Reconciliation of Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited to Adjusted EBITDA and Adjusted Property EBITDA

	Year Ended December 31,
	2021	2020	2019
	(in thousands of US$)
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(811,751)	$(1,263,492)	$373,173
Net (loss) income attributable to noncontrolling interests	(144,713)	(191,122)	21,055

Net (loss) income	(956,464)	(1,454,614)	394,228
Income tax expense (credit)	2,885	(2,913)	8,339
Interest and other non-operating expenses, net	376,128	516,970	345,111
Property charges and other	30,575	47,223	20,815
Share-based compensation	67,957	54,392	31,797
Depreciation and amortization	579,847	618,530	651,205
Development costs	30,677	25,616	57,433
Pre-opening costs	4,157	1,322	4,847
Land rent to Belle Corporation	2,848	3,195	3,061
Payments to the Philippine Parties	26,371	12,989	57,428

Adjusted EBITDA	164,981	(177,290)	1,574,264
Corporate and Other expenses	70,118	73,014	115,208

Adjusted Property EBITDA	$235,099	$(104,276)	$1,689,472

B. LIQUIDITY AND CAPITAL RESOURCES
We have relied and intend to rely on our cash generated from our operations and our debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be.
As of December 31, 2021, we held cash and cash equivalents and restricted cash of approximately US$1.65 billion and US$0.4 million, respectively. Further, HK$11.73 billion (equivalent to approximately US$1.50 billion) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to approximately US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent. Major currencies in which our cash and bank balances (including restricted cash) were held as of December 31, 2021 were the U.S. dollar, H.K. dollar, Euro, the Philippine peso and Pataca.
The HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility is available for future drawdown as of December 31, 2021, subject to satisfaction of certain conditions precedent.
The PHP2.35 billion (equivalent to approximately US$46.3 million) bank credit facility of MRP remains available for future drawdown as of December 31, 2021, subject to satisfaction of certain conditions precedent.
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
Cash Flows
The following table sets forth a summary of our cash flows for the years presented.

	Year Ended December 31,
	2021	2020	2019
	(in thousands of US$)
Net cash (used in) provided by operating activities	$(268,774)	$(860,963)	$836,162
Net cash used in investing activities	(674,551)	(53,312)	(1,031,849)
Net cash provided by financing activities	821,745	1,263,607	97,114
Effect of exchange rate on cash, cash equivalents and restricted cash	19,359	(26,064)	10,486

Decrease (increase) in cash, cash equivalents and restricted cash, including those classified within assets held for sale	(102,221)	323,268	(88,087)
Cash, cash equivalents and restricted cash at beginning of year	1,755,770	1,432,502	1,520,589

Cash, cash equivalents and restricted cash at end of year, including those classified within assets held for sale	$1,653,549	$1,755,770	$1,432,502
Less: cash and cash equivalents classified within assets held for sale	(234)	—	—

Cash, cash equivalents and restricted cash at end of year	1,653,315	1,755,770	1,432,502

Operating Activities
Operating cash flows are generally affected by changes in operating income and accounts receivable with VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business including mass market table games play, gaming machine play, food and beverage, and entertainment are conducted primarily on a cash basis.
Net cash used in operating activities was US$268.8 million for the year ended December 31, 2021, compared to net cash used in operating activities of US$861.0 million for the year ended December 31, 2020. The change was primarily due to improved performance of operations as described in the foregoing section and decreased working capital for operations.
Net cash used in operating activities was US$861.0 million for the year ended December 31, 2020, compared to net cash provided by operating activities of US$836.2 million for the year ended December 31, 2019. The change was primarily due to softer performance of operations.
Investing Activities
Net cash used in investing activities was US$674.6 million for the year ended December 31, 2021, compared to net cash used in investing activities of US$53.3 million for the year ended December 31, 2020. The change was primarily due to higher payments for capitalized construction costs during the year ended December 31, 2021 and no proceeds from the sale of investment securities received for the year ended December 31, 2021. Net cash used in investing activities for the year ended December 31, 2021 mainly included payments for capitalized construction costs and acquisition of property and equipment of US$671.8 million and payments for intangible and other assets of US$7.6 million.
Net cash used in investing activities was US$53.3 million for the year ended December 31, 2020, compared to net cash used in investing activities of US$1,031.8 million for the year ended December 31, 2019. The change was primarily due to higher proceeds from the sale of investment securities for the year ended December 31, 2020 as compared to net payments for investment securities for the year ended December 31, 2019. Net cash used in investing activities for the year ended December 31, 2020 mainly included payments for capitalized construction costs and acquisition of property and equipment of US$436.5 million and payments for intangible and other assets of US$27.3 million, partially offset by proceeds from the sale of investment securities of US$410.0 million.
Our total payments for capitalized construction costs and acquisition of property and equipment were 671.8 million and US$436.5 million for the years ended December 31, 2021 and 2020, respectively. Such expenditures were mainly associated with our development projects, as well as enhancement to our integrated resort offerings.
We expect to incur significant capital expenditures for the development of the remaining land of Studio City and City of Dreams Mediterranean. We intend to finance these projects through our operating cash flow and existing cash balances as well as equity or debt financings. See “— Other Financing and Liquidity Matters” below for more information.
The following table sets forth our capital expenditures incurred by segment on an accrual basis for the years ended December 31, 2021, 2020 and 2019.

	Year Ended December 31,
	2021	2020	2019
	(in thousands of US$)
Macau:
Mocha Clubs	$1,368	$3,490	$6,620
Altira Macau	6,123	11,519	17,707
City of Dreams	52,520	119,014	134,075
Studio City	505,783	214,625	89,846

Sub-total	565,794	348,648	248,248
The Philippines:
City of Dreams Manila	22,912	15,622	58,697
Cyprus:
Cyprus operations	186,361	74,523	39,911
Corporate and Other	7,083	25,460	124,265

Total capital expenditures	$782,150	$464,253	$471,121

Our capital expenditures for the year ended December 31, 2021 increased from that for the year ended December 31, 2020 was primarily due to the construction projects in Studio City and Cyprus Operations.
Financing Activities
Net cash provided by financing activities of US$821.7 million for the year ended December 31, 2021 was primarily due to (i) the proceeds from the issuance of the First 2029 Studio City Notes in aggregate principal amount of US$750.0 million, (ii) the proceeds from the issuance of the Additional 2029 Studio City Notes of US$355.3 million, which priced at 101.5% of the principal amount, (iii) the proceeds from the issuance of the Additional 2029 Senior Notes of US$258.1 million, which priced at 103.250% of the principal amount, and (iv) the drawdown of the revolving credit facility under the 2020 Credit Facilities of US$399.7 million in December 2021, which were offset in part by the (v) the payment of 2024 Studio City Notes Tender Offer of US$347.1 million in aggregate principal amount, (vi) the redemption of the remaining 2024 Studio City Notes of US$252.9 million in aggregate principal amount outstanding, (vii) the repayment of outstanding revolving credit facility under the 2020 Credit Facility of US$249.9 million, (viii) repurchase of shares of US$52.0 million and (ix) payments of deferred financing costs of US$37.4 million.
Net cash provided by financing activities of US$1,263.6 million for the year ended December 31, 2020 was, primarily due to (i) the proceeds from the issuance of 2025 Studio City Notes in an aggregate principal amount of US$500.0 million, (ii) the proceeds from the issuance of 2028 Studio City Notes in an aggregate principal amount of US$500.0 million, (iii) the proceeds from the issuance of the First 2028 Senior Notes in aggregate principal amount of US$500.0 million in July 2020, (iv) the issuance of the Additional 2028 Senior Notes of US$353.5 million in August 2020, which priced at 101.0% of the principal amount, (v) the drawdown of the 2020 Credit Facilities of US$602.2 million, (vi) the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$251.5 million and (vii) net proceeds from issuance of shares of subsidiaries of US$218.4 million, which were offset in part by the (viii) full redemption of the 2021 Studio City Company Notes of US$850.0 million, (ix) repayment of the 2020 Credit Facilities of US$352.2 million, (x) repayment of all loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to US$0.1 million) which remained outstanding under the term loan facility, (xi) payments of deferred financing costs of US$84.1 million and (xii) dividend payments of US$79.1 million.
Net cash provided by financing activities of US$97.1 million for the year ended December 31, 2019 was, primarily due to (i) the proceeds from the US$900 million in aggregate principal amount of the First 2029 Senior Notes, (ii) the proceeds from the US$600 million in aggregate principal amount of the 2027 Senior Notes, (iii) the proceeds from the US$600 million in aggregate principal amount of the 2024 Studio City Notes, (iv) the proceeds from the drawdowns of the revolving credit facility under the 2015 Credit Facilities of US$550.2 million, (v) the proceeds from the US$500 million in aggregate principal amount of the 2026 Senior Notes and (vi) net proceeds from issuance of shares of subsidiaries of US$83.2 million, which were offset in part by the (vii) repayment of the revolving credit facility under the 2015 Credit Facilities of US$1,644.0 million, (viii) the scheduled repayment and partial early repayment of the term loan under the 2015 Credit Facilities of US$386.7 million, (ix) the full repayment of the 2019 Studio City Company Notes of US$350.0 million upon its maturity, (x) dividend payments of US$301.0 million, (xi) the payment of the 2020 Studio City Notes Tender Offer of US$216.5 million in aggregate principal amount and the redemption of the remaining 2020 Studio City Notes of US$208.5 million in aggregate principal amount outstanding.

Indebtedness
We enter into loan facilities and issue notes through our subsidiaries. The following table presents a summary of our gross indebtedness as of December 31, 2021:

As of December 31, 2021
(in thousands of US$)
2029 Senior Notes	$1,150,000
2029 Studio City Notes	1,100,000
2025 Senior Notes	1,000,000
2028 Senior Notes	850,000
2027 Senior Notes	600,000
2026 Senior Notes	500,000
2025 Studio City Notes	500,000
2028 Studio City Notes	500,000
2020 Credit Facilities	399,693
2015 Credit Facilities	128
2028 Studio City Senior Secured Credit Facility	128

$6,599,949

Major changes in our indebtedness during the year ended and subsequent to December 31, 2021 are summarized below.
On January 14, 2021, Studio City Finance issued the First 2029 Studio City Notes in an aggregate principal amount of US$750.0 million. The net proceeds of such notes were used to pay the tendering noteholders from the 2024 Studio City Notes Tender Offer and, on February 17, 2021, to redeem, together with accrued interest, all remaining outstanding amounts of the 2024 Studio City Notes, which amounted to US$252.9 million in aggregate principal amount
On January 21, 2021, Melco Resorts Finance issued US$250.0 million in aggregate principal amount of the Additional 2029 Senior Notes.
On January 27, 2021, HK$1.94 billion (equivalent to US$249.9 million) in principal amount outstanding of the revolving credit facility under the 2020 Credit Facilities, together with accrued interest, was repaid with the proceeds from the Additional 2029 Senior Notes.
On March 15, 2021, Studio City Company amended the terms of the 2021 Studio City Senior Secured Credit Facility, including the extension of maturity date for each of the HK$233.0 million (equivalent to US$29.9 million) revolving credit facility and the HK$1.0 million (equivalent to US$128,000) term loan facility from November 30, 2021 to January 15, 2028. The revolving credit facility is available up to the date that is one month prior to the new extended maturity date. The amendments also included certain covenants in order to align them with certain financings by Studio City Finance.
On May 20, 2021, Studio City Finance issued US$350.0 million in aggregate principal amount of the Additional 2029 Studio City Notes.
On June 29, 2021 and July 26, 2021, the 2029 Senior Notes and the 2029 Studio City Notes were listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited, respectively.
On December 1, 2021, MCO Nominee One drew down HK$1.17 billion (equivalent to US$149.6 million) under the 2020 Credit Facilities and, on December 15, 2021, drew down HK$1.95 billion (equivalent to $250.0 million) under the 2020 Credit Facilities.

On February 16, 2022, Studio City Company issued US$350.0 million in aggregate principal amount of the 2027 Studio City Company Notes.
On February 23, 2022, MCO Nominee One drew down US$170.0 million under the 2020 Credit Facilities to fund the purchase of shares from SCI as part of its private placement announced in February 2022.
For further details of the above indebtedness, see note 13 to the consolidated financial statements included elsewhere in this annual report, which includes information regarding the type of debt facilities used, the extent to which borrowings are at fixed rates, the maturity profile of debt, the currency and interest rate structure, the charge on our assets and the nature and extent of any restrictions on our ability, and the ability of our subsidiaries, to transfer funds as cash dividends, loans or advances. See also “— Other Financing and Liquidity Matters” below for details of the maturity profile of debt and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” for further understanding of our hedging of interest rate risk and foreign exchange risk exposure.
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
In August 2020, SCI completed a US$500 million private placement of shares. The net proceeds from this private placement were approximately US$499.2 million, of which US$219.2 million was from noncontrolling interests. In March 2022, SCI completed a US$300 million private placement of shares. The net proceeds from this private placement were approximately US$299.2 million, of which US$134.9 million was from noncontrolling interests.
Our material cash requirements arise from the development of the remaining land at Studio City and the development of City of Dreams Mediterranean, as well as the payment of interest expenses and repayment of principal relating to our indebtedness.
Cash from financings and operations is primarily retained by our operating subsidiaries for the purpose of funding our operating activities, capital expenditures and investing activities. Cash from financing and operations within our group is primarily transferred between our subsidiaries through intercompany loan arrangements or equity capital contributions. In 2020 and 2019, cash used to pay dividends amounted to US$79.1 million and US$301.0 million, respectively, and were funded primarily through dividends declared by our Macau operating subsidiary. In 2021, excluding cash transferred for the purpose of the settlement of intragroup charges, cash transferred to our holding company, Melco Resorts & Entertainment Limited, from its subsidiaries amounted to US$54.2 million. See also “Item 4. Information on the Company — B. Business Overview — Tax” and “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Policy.” There are no regulatory or foreign exchange restrictions or limitations on our ability to transfer cash within our corporate group or to declare dividends to holders of our ADSs, except that our subsidiaries incorporated in Macau are required to set aside a specified amount of the entity’s profit after tax as legal reserve which is not distributable to the shareholders of such subsidiaries and authorization is required in the Philippines for inward and outward transfers of the Philippine peso above a certain amount. See “Item 4. Information on the Company — B. Business Overview — Regulations — Macau Regulations — Restrictions on Distribution of Profits Regulations” and “Item 10. Additional Information — D. Exchange Controls.”
As of December 31, 2021, we had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams Mediterranean, City of Dreams and operations in Cyprus totaling US$452.7 million. In addition, we have contingent liabilities arising in the ordinary course of business. For further details for our commitments and contingencies, see note 23 to the consolidated financial statements included elsewhere in this annual report.
Our total long-term indebtedness and other contractual obligations as of December 31, 2021 are summarized below.

	Payments Due by Period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(in millions of US$)
Long-term debt obligations (1) :
2029 Senior Notes	$—	$—	$—	$1,150.0	$1,150.0
2029 Studio City Notes	—	—	—	1,100.0	1,100.0
2025 Senior Notes	—	—	1,000.0	—	1,000.0
2028 Senior Notes	—	—	—	850.0	850.0
2027 Senior Notes	—	—	—	600.0	600.0
2026 Senior Notes	—	—	500.0	—	500.0
2025 Studio City Notes	—	—	500.0	—	500.0
2028 Studio City Notes	—	—	—	500.0	500.0
2020 Credit Facilities	—	—	399.7	—	399.7
2015 Credit Facilities	0.1	—	—	—	0.1
2028 Studio City Senior Secured Credit Facility	—	—	—	0.1	0.1
Fixed interest payments	336.9	673.9	535.6	420.8	1,967.2
Variable interest payments (2)	4.8	9.6	1.6	—	16.0
Finance leases (3)	50.3	99.8	101.1	330.2	581.4
Operating leases (3)	17.2	15.5	12.2	87.0	131.9
Construction costs and property and equipment retention payables	24.5	20.6	—	—	45.1
Other contractual commitments:
Construction costs and property and equipment acquisition commitments	450.3	2.4	—	—	452.7
Gaming subconcession premium (4)	19.7	15.8	15.8	162.5	213.8

Total contractual obligations	$903.8	$837.6	$3,066.0	$5,200.6	$10,008.0

(1)	See note 13 to the consolidated financial statements included elsewhere in this annual report for further details on these debt facilities.

(2)
Amounts for all periods represent our estimated interest payments on our debt facilities based upon amounts outstanding and HIBOR as at December 31, 2021 plus the applicable interest rate spread in accordance with the respective debt agreements. Actual rates will vary.

(3)	See note 14 to the consolidated financial statements included elsewhere in this annual report for further details on these lease liabilities.

(4)
Represents i) annual premium with a fixed portion and a variable portion based on the number and type of gaming tables and machines in operation as of December 31, 2021 for our gaming subconcession in Macau, which expires in June 2022; and ii) fixed portion of gaming license fee in Cyprus which expires in June 2047. The gaming tax for gaming subconcession in Macau and the license fee for gaming licenses in the Philippines and Cyprus as disclosed in note 23(b) to the consolidated financial statements are not included in this table as the amount is variable in nature.

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
Each of Melco Resorts Macau and Studio City Company has a corporate rating of
“BB-”
and “B+” by Standard & Poor’s, respectively, and each of Melco Resorts Finance and Studio City Finance has a corporate rating of “Ba3” and “B1” by Moody’s Investors Service, respectively. For future borrowings, any decrease in our corporate rating could result in an increase in borrowing costs.
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

•	Marriott International group in relation to the use of its various trademarks for the operation of a W branded hotel by the Marriot International group at Studio City.
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
D. TREND INFORMATION
The following trends and uncertainties may affect our operations and financial conditions:

•
The impact of the
COVID-19
outbreak, including its severity, magnitude and duration, and any recovery from such disruptions will depend on future events, including the duration of travel and visa restrictions, quarantine requirements, the pace of vaccination progress, development of new medicines for COVID-19, the
impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from the COVID-19 outbreak
affecting discretionary spending and travel, all of which remain highly uncertain. The disruptions to our business caused by the
COVID-19
outbreak have had an adverse effect on our operations and as such disruptions are ongoing, such adverse effects are likely to continue;

•
The impact of the proposed law amending the Macau gaming law, as well as any other policies and legislation implemented by the Macau government, including interpretations thereof, such as those relating to the granting of new gaming concessions and the rules and policies thereof, gaming operator liability, travel and visa policies as well as policies relating to gaming table allocations and gaming machine requirements;

•
Policies and campaigns implemented by the Chinese government, including restrictions on travel, anti-corruption campaigns, heightened monitoring of cross-border currency movement and adoption of new measures to eliminate perceived channels of illicit cross-border currency movements, restrictions on currency withdrawal, increased scrutiny of marketing activities in the PRC or new measures taken by the Chinese government, including criminalization of certain conduct, to deter marketing of gaming activities to mainland Chinese residents by foreign casinos, as well as any slowdown of economic growth in the PRC, may lead to a decline and limit the recovery and growth in the number of patrons visiting our properties and the spending amount of such patrons;

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

•
Increases in cybersecurity and ransomware attacks around the world and the need to continually evaluate, enhance and improve our internal process, systems and technology infrastructure to comply with the increasing cybersecurity, data privacy and data protection laws, regulations and requirements; and

•
Gaming promoters in Macau have experienced significantly increased regulatory scrutiny that has resulted in the cessation of business of many gaming promoters and we also ceased all gaming promoters arrangements in Macau in December 2021.

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
E. CRITICAL ACCOUNTING ESTIMATES
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
start-up
operations are expensed as incurred.
Depreciation and amortization expense related to capitalized construction costs and other property and equipment is recognized from the time each asset is placed in service. This may occur at different stages as integrated resort facilities are completed and opened. Property and equipment and other long-lived assets with a finite useful life are depreciated and amortized on a straight-line basis over the asset’s estimated useful life. The estimated useful lives are based on factors including the nature of the assets, its relationship to other assets, our operating plans and anticipated use and other economic and legal factors that impose limits. The remaining estimated useful lives of the property and equipment are periodically reviewed. Refer to note 2(j) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the property and equipment.
Our land use rights in Macau under the land concession contracts for Altira Macau, City of Dreams and Studio City are being amortized over the estimated term of the land use rights on a straight-line basis. The estimated term of the land use rights under the applicable land concession contracts are based on factors including the business and operating environment of the gaming industry in Macau, laws and regulations in Macau, and our development plans. The estimated term of the land use rights are periodically reviewed. Refer to note 2(q) to the consolidated financial statements included elsewhere in this annual report for further details of estimated term of the land use rights.
Costs of repairs and maintenance are charged to expense when incurred. The cost and accumulated depreciation of property and equipment retired or otherwise disposed of are eliminated from the respective accounts and any resulting gain or loss is included in operating income or loss.
Costs incurred to develop software for internal use are capitalized and amortized on a straight-line basis over the estimated useful life. The capitalization of such costs begins during the application development stage of the software project and ceases once the software project is substantially complete and ready for its intended use. Costs of specified upgrades and enhancements to the internal-use
software are capitalized, while costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The remaining estimated useful lives of the internal-use
software are periodically reviewed. Refer to note 2(m) to the consolidated financial statements included elsewhere in this annual report for further details of estimated useful lives of the internal-use software.
Our total capital expenditures for the years ended December 31, 2021, 2020 and 2019 were US$782.2 million, US$464.3 million and US$471.1 million, respectively, of which US$653.8 million, US$249.2 million and US$78.2 million, respectively, were attributable to our development and construction projects, with the remainder primarily related to the enhancements to our integrated resort offerings of our properties. The development and construction capital expenditures primarily related to the development and construction of various projects at City of Dreams, including Morpheus, Studio City and City of Dreams Mediterranean during the years ended December 31, 2021, 2020 and 2019. Refer to note 25 to the consolidated financial statements included elsewhere in this annual report for further details of these capital expenditures.
We also review our property and equipment and other long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. If an indicator of impairment exists, we then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. The undiscounted cash flows of such assets are measured by first grouping our long-lived assets into asset groups and, secondly, estimating the undiscounted future cash flows that are directly associated with and expected to arise from the use of and eventual disposition of such asset group. We define an asset group as the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and estimate the undiscounted cash flows over the remaining useful life of the primary asset within the asset group. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment charge is recorded based on the fair value of the asset group, typically measured using a discounted cash flow model with assumptions that market participants would use in their estimates of fair value, including the estimated future cash flows, discount rates and capitalization rates. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses are recorded as operating expenses.
During the year ended December 31, 2021, 2020 and 2019, impairment loss of US$3.6 million, US$8.1 million and US$9.6 million were recognized, mainly due to reconfigurations and renovations at our operating properties, and of which US$1.1 million, nil and US$6.3 million were provided for the years ended

December 31, 2021, 2020 and December 31, 2019, respectively, for a parcel of freehold land due to a significant decrease in its market value as of December 31, 2021and 2019, respectively.
The disruptions to our business caused by the
COVID-19
outbreak had an adverse effects on our financial condition and operations for the year ended December 31, 2021. As a result, we concluded that a triggering event occurred and evaluated our long-lived assets at each asset group, including our casino properties in Macau, the Philippines and Cyprus, and our Japan properties for recoverability at interim and as of December 31, 2021. We determined and concluded an impairment of US$1.1 million existed on our Hakone, Japan land at that date, while no impairments on our other properties existed. As discussed above, estimating future cash flows of the assets involves significant assumptions. Future changes to our estimates and assumptions based upon changes in operating results, macro-economic factors or management’s intentions may result in future changes to the future cash flows of our long-lived assets.
Goodwill and Purchased Intangible Assets
We review the carrying value of goodwill and purchased intangible assets with indefinite useful lives for impairment at least on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill and purchased intangible assets with indefinite useful lives as at December 31, 2021, 2020 and 2019 were associated with Mocha Clubs, a reporting unit, which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by our Company in 2006 and a ski resort in Japan (the “Japan Ski Resort”), a reporting unit, which arose from the acquisition of Kabushiki Kaisha Okushiga Kogen Resort in 2019.
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
The projections for future cash flows utilized in the discounted cash flow method are derived from historical experience and assumptions regarding future growth and profitability of the reporting unit, These projections are consistent with our budget and strategic plan. Cash flows for the five years subsequent to the date of the quantitative goodwill impairment test were utilized in the determination of the fair value of the reporting unit. Beyond five years, a terminal value was determined using a perpetuity growth rate. For the goodwill impairment test of Mocha Clubs, the rates used to discount the cash flow are 9.8% and 10.8% for the years ended December 31, 2021 and 2020 respectively and sensitivity analysis was performed by either reducing the operating cash flows by 5% or increasing the discount rate by one percentage point, which would not have resulted in its carrying value exceeding its fair value.
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
We performed qualitative assessments for the year ended December 31, 2019 for our annual tests for impairment of goodwill and trademarks in accordance with the accounting standards regarding goodwill and other intangible assets. We determined that there were no impairment of goodwill and trademarks for the year ended December 31, 2019.
The disruptions to our business caused by the
COVID-19
outbreak had adverse effects on the financial condition and operations of Mocha Clubs and the Japan Ski Resort for the year ended December 31, 2021 and 2020. As a result, we concluded that a triggering event occurred and we have performed quantitative assessments for impairment of goodwill and trademarks of these reporting units at interim and as of December 31, 2021 and 2020.
As a result of these assessments, no impairment losses on goodwill and trademarks were recognized during the years ended December 31, 2021 and 2019. An impairment loss of US$13.9 million was recognized against the goodwill of the Japan Ski Resort for the year ended December 31, 2020.
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
Accounts Receivable and Credit Risk
Financial instruments that potentially subject our Company to concentrations of credit risk consist principally of casino receivables. We issue credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to our gaming promoters in Philippines and, historically, to gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by us to the respective customers and for which we intend to set off when required. For the years ended December 31, 2021, 2020 and 2019, approximately 11.9%, 15.6%, and 22.5% of our casino revenues were derived from customers sourced through our rolling chip gaming promoters, respectively.
As of December 31, 2021 and 2020, a substantial portion of our markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
On January 1, 2020, we adopted Accounting Standards Codification 326,
Financial Instruments — Credit Losses (Topic 326)
(“ASU 2016-13”) for the measurement of credit losses on financial instruments under the modified retrospective method. There was no material impact on our financial position as of January 1, 2020 and December 31, 2020 and our results of operations and cash flows for the year ended December 31, 2020 as a result of the adoption of ASU
2016-13.
The accounting policies for allowances for credit losses are as follows:
Accounts receivable, including casino, hotel and other receivables, are typically non-interest
bearing and are recorded at amortized cost. Accounts are written off when management deems it is probable the receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce our receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on our specific reviews of customer accounts with a balance over a specified dollar amounts, the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers, and management’s expectations of current and future economic conditions.

As of December 31, 2021 and 2020, the Company’s allowances for casino credit losses were 83.4% and 72.2% of gross casino accounts receivables, respectively. The allowances for casino credit losses as a percentage of gross casino accounts receivable increased in 2021 was due to an increase in the age of outstanding account balances primarily caused by the
COVID-19
outbreak, the cessation of gaming promoter operations and management’s expectations of future economic and business conditions and forecasts, including the impact of the
COVID-19
outbreak. At December 31, 2021, a 100 basis-point change in the estimated allowance for credit losses as a percentage of casino receivables would change the allowance for credit losses by approximately US$3.2 million.
Income Tax
Deferred income taxes are recognized for all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. As of December 31, 2021 and 2020, we recorded valuation allowances of US$267.3 million and US$284.7 million, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. Our assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, and the duration of statutory carryforward periods. To the extent that the financial results of our operations improve and it becomes more likely than not that the deferred tax assets are realizable, the valuation allowances will be reduced.
Other Estimates
In addition to the critical accounting estimates described above, there are other accounting estimates within the consolidated financial statements. Management believes the current assumptions and other considerations used to estimate amounts reflected in the consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in the consolidated financial statements, the resulting changes could have a material adverse effect on the consolidated financial statements. See Note 2 to the consolidated financial statements for further information on significant accounting policies.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F.

Name	Age	Position/Title
Lawrence Yau Lung Ho	45	Chairman, chief executive officer and director
Clarence Yuk Man Chung	59	Director
Evan Andrew Winkler	47	President and director
Alec Yiu Wa Tsui	72	Independent non-executive director
Thomas Jefferson Wu	49	Independent non-executive director
John William Crawford	79	Independent non-executive director
Francesca Galante	46	Independent non-executive director
Geoffrey Stuart Davis	53	Executive vice president and chief financial officer
Stephanie Cheung	59	Executive vice president and chief legal officer
Akiko Takahashi	68	Executive vice president and chief of staff to Chairman and chief executive officer

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
As a member of the National Committee of the Chinese People’s Political Consultative Conference, Mr. Ho also serves on the board or participates as a committee member in various organizations in Hong Kong, Macau and the PRC. He is a vice chairman of
All-China
Federation of Industry and Commerce; a member of All China Youth Federation; a member of Macau Basic Law Promotion Association; chairman of Macau International Volunteers Association; a member of the Board of Governors of The Canadian Chamber of Commerce in Hong Kong; a member of Asia International Leadership Council; honorary lifetime director of The Chinese General Chamber of Commerce of Hong Kong; honorary patron of The Canadian Chamber of Commerce in Macao; honorary president of Association of Property Agents and Real Estate Developers of Macau and director Executive of Macao Chamber of Commerce.
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
Mr. Ho was selected by FinanceAsia magazine as one of the “Best CEOs in Hong Kong” for the fifth time in 2014. He was granted the “Leadership Gold Award” in the Business Awards of Macau in 2015 and was awarded the “Outstanding Individual Award” at the Industry Community Award in 2020. Mr. Ho has been honored as one of the recipients of the “Asian Corporate Director Recognition Awards” by Corporate Governance Asia magazine nine consecutive times since 2012 and was awarded “Asia’s Best CEO” at the Asian Excellence Awards for the tenth time in 2021.
Mr. Ho graduated with a Bachelor of Arts degree in commerce from the University of Toronto, Canada, in June 1999 and was awarded the Honorary Doctor of Business Administration degree by Edinburgh Napier University, Scotland, in July 2009 for his contribution to business, education and the community in Hong Kong, Macau and the PRC.
Mr.
 Clarence Yuk Man Chung
 was appointed as our director on November 21, 2006. Mr. Chung has also been an executive director of Melco International since May 2006, which he joined in December 2003. In addition, Mr. Chung has been the chairman and president of MRP since December 2012, a director of SCI since October 2018 and has also been appointed as a director of certain of our subsidiaries incorporated in various jurisdictions. Before joining Melco International, Mr. Chung had been in the financial industry in various capacities as a chief financial officer, an investment banker and a merger and acquisition specialist. He was named one of the “Asian Gaming 50” for multiple years by Inside Asian Gaming magazine. Mr. Chung is a member of the Hong Kong Institute of Certified Public Accountants and the Institute of Chartered Accountants in England and Wales and obtained a master’s degree in business administration from the Kellogg School of Management at Northwestern University and The Hong Kong University of Science and Technology.
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
December 18, 2006. Mr. Tsui is the chairman of our nominating and corporate governance committee and a member of our audit and risk committee and compensation committee. Mr. Tsui has extensive experience in finance and administration, corporate and strategic planning, information technology and human resources management, having served at various international companies. He held key positions at the Securities and Futures Commission of Hong Kong from 1989 to 1993, joined the HKSE in 1994 as an executive director of the finance and operations services division and was its chief executive from February 1997 to July 2000. He was also the chief operating officer of Hong Kong Exchanges and Clearing Limited from March to August 2000. During his tenure at the HKSE, Mr. Tsui was in charge of the finance and accounting functions. Mr. Tsui was the chairman of the Hong Kong Securities Institute from 2001 to 2004 and a consultant of the Shenzhen Stock Exchange from July 2001 to June 2002. Mr. Tsui was an independent non-executive
director of China Blue Chemical Limited from April 2006 to June 2012, China Chengtong Development Group Limited from March 2003 to November 2013, China Power International Development Limited from March 2004 to December 2016 and China Oilfield Services Limited from June 2009 to June 2015, all of which are listed on the HKSE. Mr. Tsui has been a director of Industrial and Commercial Bank of China (Asia) Limited since August 2000. Mr. Tsui is also an independent non-executive
director of a number of companies listed on the HKSE and Nasdaq, including COSCO Shipping International (Hong Kong) Co., Ltd. since 2004, Pacific Online Limited since 2007, ATA Creativity Global since 2008, Hua Medicine since September 2018 and Brii Biosciences Limited since July 2021, Summit Ascent Holdings Limited from March 2011 to September 2018, Kangda International Environmental Company Limited from July 2014 to April 2019, DTXS Silk Road Investment Holdings Company Limited from December 2015 to May 2020. In addition, due to his long experience as an executive supervising finance and accounting functions, and extensive knowledge and expertise in internal controls and procedures for financial reporting and other matters performed by audit committees in general, Mr. Tsui also serves as a member of the audit committee on several of the companies on which he serves as a director.
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

1999, including group controller from March 2000 to June 2001, executive director from June 2001 to May 2019, chief operating officer from January 2002 to August 2003, deputy managing director from August 2003 to June
2007, co-managing director
from July 2007 to September 2009, managing director from October 2009 to May 2019 and deputy chairman of Hopewell Holdings Limited from February 2018 to May 2019. Mr. Wu has also been an executive director, managing director and non-executive
director of Shenzhen Investment Holdings Bay Area Development Company Limited (formerly known as Hopewell Highway Infrastructure Limited), a company listed on the HKSE, from January 2003 to April 2018, from July 2003 to April 2018 and from April 2018 to May 2018, respectively.
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
Mr. Wu is active in public service in both Hong Kong and the PRC. Mr. Wu serves in a number of advisory roles at different levels of government. In the PRC, Mr. Wu is a member of the 13th National Committee of the Chinese People’s Political Consultative Conference and the 11th & 12th Heilongjiang Provincial Committee of the Chinese People’s Political Consultative Conference and was a Standing Committee member and a member of the Guangzhou Municipality Huadu District Committee of the Chinese People’s Political Consultative Conference, among other public service capacities.
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
In addition to his professional and public service engagements, Mr. Wu is mostly known for his passion for ice hockey, as well as the sport’s development in Hong Kong and the region. Mr. Wu is the co-founder and
chairman of the Hong Kong Amateur Club and Hong Kong Academy of Ice Hockey, as well as chairman of the Hong Kong Ice Hockey Officials Association. Mr. Wu is also the honorary president of the Hong Kong Ice Hockey Association (the national sports association of ice hockey in Hong Kong), vice-chairman of Chinese Ice Hockey Association, honorary president of Macau Ice Sports Federation and honorary chairman of Ice Hockey Association of Taipei Municipal Athletics Federation. Mr. Wu served as the vice president (Asia/Oceania) of the International Ice Hockey Federation from 2012 to 2021.
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

Board Diversity
The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (As of March 31, 2022)

Place of Principal Executive Offices:	Hong Kong
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	7
Part I: Gender Identity
	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	3	0	3
Part II: Demographic Background
Underrepresented Individual in Place of Principal Executive Offices	0
LGBTQ+	0
Did Not Disclose Demographic Background	4
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
B. COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS
Our directors and executive officers receive compensation in the form of salaries, discretionary bonuses, equity awards, contributions to pension schemes and other benefits. The aggregate amount of compensation paid, and benefits in kind granted, including contingent or deferred compensation accrued for the year, to all the directors and executive officers of our Company as a group, amounted to approximately US$35.2 million for the year ended December 31, 2021.
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
Equity Awards
On March 31, 2021, we granted 547,878 restricted shares pursuant to our 2011 Share Incentive Plan to directors and executive officers of our Company. The grant date fair value of the restricted shares granted (closing price of the grant date) was US$6.6367 per share. Such grantees will receive ordinary shares upon vesting of restricted shares at par value.
On April 7, 2021, we granted share options to acquire 719,724 of our ordinary shares pursuant to our 2011 Share Incentive Plan to directors and executive officers of our Company with an exercise price of US$6.8933 per share and 1,867,236 restricted shares with grant date fair value (closing price of the grant date) of US$6.8933 per share. The options expire ten years from the date of grant. Such grantees will receive ordinary shares upon vesting of restricted shares at par value.
On July 7, 2021, we granted 1,576,920 restricted shares to directors and executive officers of our Company pursuant to our share purchase and award program (“Share Purchase Program”) adopted in 2021 pursuant to which eligible employees were invited to use a portion of his or her base salary during the term of the

Share Purchase Program, which runs from July 2021 to June 2022, to purchase and receive a grant of restricted shares under our 2011 Share Incentive Plan, with an aggregate value equal to 200% of the amount of base salary so applied as at the grant date. The grant date fair value of the restricted shares granted (closing price of the grant date) is US$5.3500 per share. Such grantees will receive ordinary shares upon vesting of restricted shares at par value.
Pension, Retirement or Similar Benefits
For the year ended December 31, 2021, we set aside or accrued approximately US$0.1 million to provide pension, retirement or similar benefits to our senior executive officers. Our directors, other than Mr. Lawrence Ho who participates in his capacity as our chief executive officer, do not participate in such schemes.
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
Terms of Directors and Executive Officers
Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign, are removed from office by special resolution or by a majority of the directors, or otherwise vacate their office in accordance with our articles of association. A director will vacate office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by a court to be of unsound mind. In addition, none of the service agreements between us and our directors provide benefits upon termination of their service.
Committees of the Board of Directors
Our board established an audit committee, a compensation committee and a nominating and corporate governance committee in December 2006. Our audit committee was renamed our audit and risk committee on August 3, 2016. Each committee has its defined scope of duties and terms of reference within its own charter, which empowers the committee members to make decisions on certain matters. The charters of these board committees were adopted by our board on November 28, 2006 and have been amended and restated on several occasions, with the latest version of the compensation committee charter, the audit and risk committee charter and the nominating and corporate governance committee charter each adopted on December 3, 2021. These charters are found on our website. Each of these committees consists entirely of directors whom our board has determined to be independent under the “independence” requirements of the Nasdaq corporate governance rules. The current membership of these three committees and summary of its respective charter are provided below.
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

•	the audits of the financial statements of our Company;

•	the qualifications and independence of our independent auditors;

•	the performance of our independent auditors;

•	the accounting and financial reporting processes of our Company and the integrity of our systems of internal accounting and financial controls;

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

•	reviewing and approving the compensation payable to our executive directors and executives in connection with any loss or termination of their office or appointment;

•	reviewing and approving any benefits in kind received by any director or executives where such benefits are not provided for under the relevant employment terms;

•	reviewing executive officer and director indemnification and insurance matters;

•	overseeing our regulatory compliance with respect to compensation matters, including our policies and restrictions on compensation plans and loans to officers and directors;

•	together with the board, evaluating the performance of the compensation committee on an annual basis;

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
and
non-solicitation
restrictions during the term of his or her employment and for certain periods following the termination of such employment agreement. Specifically, each executive officer has agreed not to (i) assume employment with or provide services as a director for any of our competitors who operate in a restricted area for six months following termination of employment; (ii) solicit or seek any business orders from our customers for one year following termination of employment; or (iii) seek directly or indirectly, to solicit the services of any of our employees for one year following termination of employment. The restricted area is defined as, including but not limited to, Hong Kong, Macau, the Philippines, Cyprus and any other country or region in which our Company operates or intends to operate.
D. EMPLOYEES
Employees
We had 17,878, 19,746 and 23,078 employees as of December 31, 2021, 2020 and 2019, respectively. The following table sets forth the number of employees categorized by the areas of operations and as a percentage of our workforce as of December 31, 2021, 2020 and 2019. Staff remuneration packages are determined taking into account market conditions and the performance of the individuals concerned, and are subject to review from time to time.

	As of December 31,
	2021		2020		2019
	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total	Number of Employees	Percentage of Total
Mocha Clubs (1)	616	3.4%	647	3.3%	693	3.1%
Altira Macau	1,124	6.3%	1,554	7.9%	1,686	7.3%
City of Dreams	7,227	40.4%	7,660	38.8%	8,706	37.7%
Corporate and centralized services (2)	628	3.5%	700	3.5%	675	2.9%
Studio City	3,793	21.2%	3,923	19.9%	4,485	19.4%
City of Dreams Manila	3,730	20.9%	4,551	23.0%	5,867	25.4%
Cyprus Operations	760	4.3%	711	3.6%	965	4.2%

Total	17,878	100.0%	19,746	100.0%	23,078	100.0%

(1)	For the purposes of this table, figures include employees at Grand Dragon Casino described under “Item 4B. Business Overview — Our Land and Premises — Other Premises”.
(2)	For the purposes of this table, figures include employees at our ski resort in Nagano, Japan described under “Item 4B. Business Overview — Our Land and Premises — Other Premises”.
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

E. SHARE OWNERSHIP
Share Ownership of Directors and Members of Senior Management
The following table sets forth the beneficial interest of each director and executive officer in our ordinary shares as of March 25, 2022.

Name	Number of ordinary shares		Approximate percentage of shareholding (1)
Lawrence Yau Lung Ho	812,729,781	(2)	55.80%
	12,644,169	(3)	0.87%
Clarence Yuk Man Chung	*		*
Evan Andrew Winkler	*		*
Alec Yiu Wa Tsui	*		*
Thomas Jefferson Wu	*		*
John William Crawford	*		*
Francesca Galante	*		*
Geoffrey Stuart Davis	*		*
Stephanie Cheung	*		*
Akiko Takahashi	*		*
Directors and executive officers as a group	831,541,418		57.09%

*	The options, restricted shares and our shares in aggregate held by each of these directors and executive officers represent less than 1% of our total outstanding shares.

(1)
Percentage of beneficial ownership of each director and executive officer is based on: (i) 1,456,547,942 ordinary shares of our Company outstanding as of March 25, 2022, (ii) the number of ordinary shares of underlying options that have vested or will vest within 60 days after March 25, 2022 and (iii) the number of restricted shares that will vest within 60 days after March 25, 2022, each as held by such person as of that date.

(2)
Represents 812,729,781 ordinary shares which may be deemed to be beneficially owned by Melco Leisure, a company wholly owned by Melco International, a Hong Kong company listed on the HKSE. Mr. Lawrence Ho is taken to have interest in these shares as a result of his interest in approximately 58.48% of the total issued shares of Melco International by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Please see “Item 7. Major Shareholders and Related Party Transactions” for more details.

(3)
Comprises 1,850,892 vested restricted shares, 1,446,498 shares acquired from exercise of options and 6,090,483 share options granted under the 2011 Share Incentive Plans and vested to Mr. Lawrence Ho as of March 25, 2022. The following table summarizes, as of March 25, 2022, the outstanding options and restricted shares (including 3,256,296 restricted shares and share options that will vest from 60 days of March 25, 2022) held by Mr. Lawrence Ho:

Name	Type of awards	Grant date	Last exercisable date and expiration date of share options	Exercise price of share options per share /Fair value of restricted shares at grant date per share (US$)		Number of underlying shares outstanding
Lawrence Yau Lung Ho	Share options	March 29, 2012	March 28, 2022	3.9270	+	474,399
	Share options	May 10, 2013	May 9, 2023	5.3163	+	362,610
	Share options	March 28, 2014	March 27, 2024	5.3163	+	320,343
	Share options	March 30, 2015	March 29, 2025	5.3163	+	690,291
	Share options	March 18, 2016	March 17, 2026	5.3163	+	1,302,840
	Share options	March 31, 2017	March 30, 2027	6.18		1,470,000
	Share options	April 2, 2018	April 1, 2028	9.40		1,470,000
	Restricted shares	April 1, 2019	N/A	8.1433		613,614
	Restricted shares	March 31, 2020	N/A	4.1333		4,661,340
	Restricted shares	April 7, 2021	N/A	6.8933		1,454,868
	Restricted shares	July 7, 2021	N/A	5.3500		624,024
				Total		13,444,329

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
Share Purchase and Award Program
On July 8, 2021, we adopted a share purchase and award program to recognize the dedication and commitment of our employees and provide eligible employees the opportunity to benefit from our long-term growth. This program applies to eligible employees who agreed in 2020, as the COVID-19 outbreak was spreading globally, to participate in a voluntary leave program we initiated to manage costs during the outbreak.
Under the share purchase and award program, eligible employees could elect to use a portion of his or her base salary during the term of the program, which runs from July 2021 to June 2022, to purchase and receive a grant of restricted shares under our 2011 share incentive plan, with an aggregate value equal to 200% of the amount of base salary so applied as at the grant date. The maximum amount of restricted shares which may be issued under the share purchase and award program represents less than 0.50% of our total issued and outstanding shares as of the date of the adoption of the program. As of December 31, 2021, a total of 6,084,312 restricted shares had been granted to employees under the program, out of which 1,495,122 restricted shares had become vested.

Share Incentive Plans
We have previously adopted the 2006 Share Incentive Plan, the 2011 Share Incentive Plan, the 2021 Share Incentive Plan and the MRP Share Incentive Plan. The 2011 Share Incentive Plan, which succeeded the 2006 Share Incentive Plan on December 7, 2011, has been succeeded by our 2021 Share Incentive Plan on December 6, 2021. No further awards may be granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan. All subsequent awards will be issued under the 2021 Share Incentive Plan. Awards previously granted under the 2006 Share Incentive Plan and the 2011 Share Incentive Plan remain subject to the terms and conditions of the 2006 Share Incentive Plan and the 2011 Share Incentive Plan, respectively. As of December 31, 2021, all share options and restricted shares granted under the 2006 Share Incentive Plan had vested. The maximum aggregate number of shares which may be issued pursuant to the 2021 Share Incentive Plan is 145,654,794, which is subject to adjustment pursuant to the terms and conditions contained therein.
MRP, our subsidiary, also previously adopted the MRP Share Incentive Plan. All outstanding awards under the MRP Share Incentive plan were retired in 2019.
2011 Share Incentive Plan
We adopted the 2011 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2011 Share Incentive Plan was conditionally approved by our shareholders at the extraordinary general meeting held on October 6, 2011 and became effective upon commencement of dealings in our shares on the HKSE on December 7, 2011. Amendments to the 2011 Share Incentive Plan were approved by our shareholders on May 20, 2015 and on December 7, 2016. The amendments to our 2011 Share Incentive Plan approved by our shareholders on December 7, 2016 were to, among other things, include provisions relating to share option schemes required by the Rules Governing the Listing of Securities on the HKSE following the consolidation of the financial results of our Company in the financial statements of Melco International as a result of our repurchase of 155,000,000 ordinary shares of our Company (equivalent to 51,666,666 ADSs) from Crown Asia Investments Pty, Ltd. and the subsequent cancellation of such shares and with certain changes in the composition of our board of directors in May 2016. Such provisions in our 2011 Share Incentive Plan required by the HKSE rules have automatically lapsed as the requirements under the HKSE rules are not presently applicable to us. As of December 31, 2021, we have granted (i) share options to subscribe for a total of 44,100,390 shares and (ii) restricted shares in respect of a total of 37,042,344 shares pursuant to the 2011 Share Incentive Plan.
The following paragraphs describe the principal terms included in the 2011 Share Incentive Plan.
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
Option Periods and Payments
. Our compensation committee may in its discretion determine, subject to the plan expiration period, the period within which shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; and the amount, if any, payable on application or acceptance of the option.
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
The 2011 Share Incentive Plan has been succeeded by the 2021 Share Incentive Plan on December 6, 2021. No awards may be granted pursuant to the 2011 Share Incentive Plan after that time.
Vesting Schedule
. In general, our compensation committee determined, or the award agreement would specify, the vesting schedule.
2021 Share Incentive Plan
We adopted the 2021 Share Incentive Plan to provide our employees, directors and consultants with incentives to increase shareholder value, and to attract and retain the services of those upon whom we depend for the success of our business. The 2021 Share Incentive Plan was approved by the shareholders of Melco International at the annual general meeting held on June 4, 2021 and became effective on December 6, 2021. The 2021 Share Incentive Plan succeeds the 2011 Share Incentive Plan. As of December 31, 2021, we have not made any grants pursuant to the 2021 Share Incentive Plan.

The following paragraphs describe the principal terms of the 2021 Share Incentive Plan.
Types of Awards
. The awards that may be granted under the plan include options, incentive share options, restricted shares, share appreciation rights, dividend equivalents, share payments, deferred shares and restricted share units.
Eligible Participants
. We may grant awards to directors, employees and consultants of our Company, any parent or subsidiary of our Company, or any of our related entities that our board designates as a related entity for the purposes of the 2021 Share Incentive Plan. Our compensation committee may, from time to time, select from among all eligible individuals, those to whom awards shall be granted and shall determine the nature and amount of each award.
Option Periods and Payments
. Our compensation committee may in its discretion determine, subject to the plan expiration period, the period within which shares must be taken up under an option; the minimum period, if any, for which an option must be held before it can be exercised; and the amount, if any, payable on application or acceptance of the option.
Plan Administration
. Our compensation committee will administer the 2021 Share Incentive Plan and has the power to, among other actions, designate eligible participants, determine the number and types of awards to be granted, and set the terms and conditions of each award granted. The Company may also from time to time retain or appoint one or more trustees and administrators to assist in the administration of the 2021 Share Incentive Plan. The compensation committee’s decisions are final, binding, and conclusive for all purposes and upon all parties.
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
Change in Control
. Upon the consummation of a merger or consolidation in which our Company is not the surviving entity, a change of control of our Company, a sale of substantially all of our assets, the complete liquidation or dissolution of our Company or a reverse takeover, each award will terminate, unless the award is assumed by the successor entity. If the successor entity assumes the award or replaces it with a comparable award, or replaces the award with a cash incentive program and provides for subsequent payout, the replacement award or cash incentive program will automatically become fully vested, exercisable and payable, as applicable, upon termination of the participant’s employment without cause within 13 months of such corporate transaction. If the award is neither assumed nor replaced, it shall become fully vested and exercisable and released from any repurchase or forfeiture rights immediately prior to the effective date of such corporate transaction, provided that the participant remains eligible on the effective date of the corporate transaction.
Amendment and Termination.
 With the approval of the Board, our compensation committee may terminate, amend or modify the 2021 Share Incentive Plan, except certain amendments requiring the approval of our shareholders and/or the shareholders of Melco International pursuant to the applicable law. Except amendments made pursuant to the above, no termination, amendment or modification of the plan shall adversely affect in any material way any award previously granted under the plan or any previous plans, without the prior written consent of the participant.
Vesting Schedule
. In general, our compensation committee determines, or the award agreement would specify, the vesting schedule.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. MAJOR SHAREHOLDERS
The following table sets forth the beneficial ownership of our ordinary shares as of March 25, 2022 by all persons who are known to us to be the beneficial owners of 5% or more of our issued share capital.

	Ordinary shares beneficially owned (1)
Name	Number	%
Melco Leisure (2)(3)	812,729,781	55.80
EuroPacific Growth Fund (4)	81,804,750	5.62

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act, and includes voting or investment power with respect to the securities.

(2)	The address of Melco International and Melco Leisure is The Penthouse, 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong. Melco International is listed on the Main Board of the HKSE.

(3)
812,729,781 ordinary shares are beneficially owned by Mr. Lawrence Ho through Melco Leisure as of March 25, 2022. As of March 25, 2022, Mr. Lawrence Ho, our chairman, chief executive officer and director as well as the chairman, chief executive officer and executive director of Melco International, personally holds 91,445,132 ordinary shares of Melco International, representing approximately 6.03% of the total issued shares of Melco International. In addition, 122,243,024 ordinary shares of Melco International are held by Lasting Legend Ltd., 301,368,606 ordinary shares of Melco International are held by Better Joy Overseas Ltd., 53,491,345 ordinary shares of Melco International are held by Mighty Dragon Developments Limited and 1,566,000 ordinary shares of Melco International are held by Maple Peak Investments Inc., representing approximately 8.06%, 19.87%, 3.53% and 0.10% of the total issued shares of Melco International, all of which companies are owned by Mr. Ho, and/or persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in L3G Holdings Inc., a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members and held 312,666,187 ordinary shares of Melco International, representing 20.62% of the total issued shares of Melco International. Moreover, Ms. Lo Sau Yan, Sharen, the spouse of Mr. Ho, personally holds 4,212,102 ordinary shares of Melco International, representing 0.28% of the total issued shares of Melco International. Therefore, we believe that Mr. Ho holds an aggregate of 886,992,396 ordinary shares of Melco International, representing approximately 58.48% of the total issued shares of Melco International, including beneficial interest, interest of his controlled corporations, interest of his spouse and interest of a trust in which he is one of the beneficiaries and taken to have interest by virtue of the Securities and Futures Ordinance (Chapter 571, the Laws of Hong Kong). Melco Leisure is a wholly-owned subsidiary of Melco International.

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

In connection with a credit facility entered into by, among others, Melco International in relation to the privately-negotiated sale by Crown Asia Investments Pty, Ltd. to Melco Leisure of 198,000,000 of our ordinary shares, in February 2017 Melco Leisure pledged 727,733,982 ordinary shares of our Company held by it to the lenders pursuant to such credit facility.
As of December 31, 2021, a total of 1,456,547,942 ordinary shares were outstanding, of which 718,288,631 ordinary shares were registered in the name of a nominee of Deutsche Bank Trust Company Americas, the depositary under the deposit agreement. Other than as described in this annual report, we have no further information as to shares held, or beneficially owned, by U.S. persons. Since the completion of our initial public offering in December 2006, all ordinary shares underlying the ADSs have been held in Hong Kong by the custodian, Deutsche Bank AG, Hong Kong Branch, on behalf of the depositary.
None of our shareholders will have different voting rights from other shareholders after the filing of this annual report. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.
See “Item 4. Information on the Company — C. Organizational Structure” for our current corporate structure.
B. RELATED PARTY TRANSACTIONS
For discussion of significant related party transactions we entered into during the years ended December 31, 2021, 2020 and 2019, see note 24 to the consolidated financial statements included elsewhere in this annual report.
Employment Agreements
We have entered into employment agreements with key management and personnel of our Company and our subsidiaries. See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Employment Agreements.”
Equity Incentive Plans
See “Item 6. Directors, Senior Management and Employees — B. Compensation of Directors and Executive Officers.”
Facility Agreement
On March 28, 2022, the Company entered into a facility agreement (the “Facility Agreement”) with Melco International pursuant to which a US$250.0 million revolving loan facility was granted by the Company as lender to Melco International as borrower for a period of 12 months after the first utilization date (the last day of such period being the “Final Repayment Date”). Melco International may request for utilization of all or part of the loan from the date of the Facility Agreement until one month prior to the Final Repayment Date for general corporate purposes of Melco International and its subsidiaries (excluding the Company and its subsidiaries). Principal amounts outstanding under the Facility Agreement bear interest at an annual rate of 11.0%, with outstanding principal amounts and accrued interest payable by Melco International on the Final Repayment Date. As of March 31, 2022, the Facility Agreement remains undrawn. The entry into the Facility Agreement was approved by the Audit and Risk Committee of the board of directors of the Company.
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
Dividend Policy
On May 14, 2020, we announced the suspension of the Company’s quarterly dividend program to preserve liquidity in light of the COVID-19
outbreak and to continue investing in our business. Our board will continue to review from time to time our dividend policy as part of our commitment to maximizing shareholder value, taking into consideration our financial performance and market conditions.
Our board retains complete discretion on whether to pay dividends. Even if our board decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board may deem relevant. Dividends will be declared and paid in Hong Kong dollars for holders of ordinary shares and U.S. dollars for holders of our ADSs.
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
Directors
Directors of our company may be appointed either by an ordinary resolution of the shareholders or by the affirmative vote of all directors. Each director holds office until (i) the expiry of his or her term and until a successor has been elected or appointed, or (ii) until the director’s office is vacated by way of resignation, death, prolonged absence, bankruptcy, disqualification by applicable law, removal by a majority of the directors or removal by the shareholders by special resolution. Our articles of association do not require directors to stand for reelection at staggered intervals.
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
Changes in Capital
We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution may prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid-up shares into stock and reconvert that stock into paid-up shares of any denomination;

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
Accounts and Audit
No shareholder (other than a director) has any right to inspect any of our accounting records, or books or documents except as conferred by law or authorized by our board or our company by ordinary resolution of the shareholders.

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
When a take-over offer is made and accepted by holders of not less than 90% of the shares within four months, the offeror may, within a two-month period commencing
on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

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
With regard to our operations in Cyprus, no foreign exchange controls exist and there is a free flow of capital into and out of Cyprus. There are no restrictions on remittances of Euros or any other currency from Cyprus to persons not resident in Cyprus for the purpose of paying dividends or otherwise. There are no restrictions on the import or export of local or foreign currency. However, amounts exceeding EUR10,000 (equivalent to approximately US$11,324) in cash (or its equivalent) or in gold must be declared at the Customs and Excise department desk at the airport upon departure, regardless of whether traveling to or from a country inside or outside the European Union.
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
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the availability of a reduced tax rate for any dividends received by certain non-corporate U.S.
Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our Company.
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

With respect
to certain non-corporate U.S. Holders,
including individual U.S. Holders, any dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) such dividend is paid on shares that have been held by such U.S. holder for at least 61 days during the
121-day
period beginning 60 days before the
“ex-dividend
date.” Although it is not free from doubt, ADSs will generally be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq, as are our ADSs. However, there can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to qualify for the reduced tax rates. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for any dividends paid with respect to our ADSs or ordinary shares.
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
Passive Foreign Investment Company
Based on the market price of our ADSs and ordinary shares, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2021. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you we will not be a PFIC for any taxable year. Furthermore, because PFIC status is a factual determination based on actual results for the entire taxable year, our U.S. counsel expresses no opinion with respect to our PFIC status and expresses no opinion with respect to this paragraph. A non-U.S. corporation will
be a PFIC for U.S. federal income tax purposes for any taxable year if either:

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
Information Reporting and Backup Withholding
Any dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding (currently at a rate of 24%). Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue
Service Form W-9. The
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
Information with Respect to Foreign Financial Assets
U.S. holders that are individuals (and, to the extent provided in regulations, certain entities) that own “specified foreign financial assets,” including possibly the ADSs, with an aggregate value in excess of $50,000 are generally required to file IRS Form 8938 with information regarding such assets. Depending on the circumstances, higher threshold amounts may apply. Specified foreign financial assets include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions; (i) stocks and securities issued by
non-U.S.
persons, (ii) financial instruments and contracts held for investment that have
non-U.S.
issuers or counterparties and (iii) interests in
non-U.S.
entities. If a U.S. holder is subject to this information reporting regime, the failure to timely file IRS Form 8938 may subject the U.S. holder to penalties. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114, Report of Foreign Bank and Financial Accounts with the U.S. Department of Treasury. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the ADSs.
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
Foreign Exchange Risk
Our exposure to foreign exchange rate risk is associated with the currency of our operations and our indebtedness and as a result of the presentation of our financial statements in U.S. dollars. The majority of our revenues are denominated in H.K. dollars, given the H.K. dollar is the predominant currency used in Macau and is often used interchangeably with the Pataca in Macau, while our expenses are denominated predominantly in Patacas, H.K. dollars and the Philippine pesos. In addition, a significant portion of our indebtedness, including the Melco Resorts Finance Notes, the Studio City Notes and Studio City Company Notes, and certain expenses, have been and are denominated in U.S. dollars, and the costs associated with servicing and repaying such debt will be denominated in U.S. dollars. We also have a certain portion of our assets and liabilities denominated in the Philippine peso and the Euro.
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
We accept foreign currencies from our customers and as of December 31, 2021, in addition to H.K. dollars, Patacas and Philippine pesos and Euros, we also hold other foreign currencies. However, any foreign exchange risk exposure associated with those currencies is minimal.

We have not engaged in hedging transactions with respect to foreign exchange exposure of our revenues and expenses in our day-to-day
operations during the year ended December 31, 2021. Instead, we maintain a certain amount of our operating funds in the same currencies in which we have obligations, thereby reducing our exposure to currency fluctuations. However, we occasionally enter into foreign exchange transactions as part of financing transactions and capital expenditure programs.
See note 13 to the consolidated financial statements included elsewhere in this annual report for further details related to our indebtedness as of December 31, 2021.
Major currencies in which our cash and bank balances (including restricted cash) are held as of December 31, 2021 were the U.S. dollar, the H.K. dollar, the Philippine peso, the Euro and the Pataca. Based on the cash and bank balances as of December 31, 2021, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a maximum foreign transaction gain or loss of approximately US$10.5 million for the year ended December 31, 2021.
Based on the balances of indebtedness denominated in currencies other than U.S. dollars as of December 31, 2021, an assumed 1% change in the exchange rates between currencies other than the U.S. dollar against the U.S. dollar would cause a foreign transaction gain or loss of approximately US$4.0 million for the year ended December 31, 2021.
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
As of December 31, 2021, we are subject to fluctuations in HIBOR as a result of our 2015 Credit Facilities, 2020 Credit Facilities and 2028 Studio City Senior Secured Credit Facility. As of December 31, 2021, approximately 94% of our total indebtedness was based on fixed rates. Based on our December 31, 2021 indebtedness level, an assumed 100 basis point change in HIBOR would cause our annual interest cost to change by approximately US$4.0 million.
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
In 2021, we did not receive any fees or other payments from the depositary.
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
Our Company’s management assessed the effectiveness of our Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, our Company’s management used the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Based on this assessment, management concluded that, as of December 31, 2021, our Company’s internal control over financial reporting is effective based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
 Internal Control — Integrated Framework (2013)
.
Attestation Report of the Registered Public Accounting Firm
The effectiveness of our Company’s internal control over financial reporting as of December 31, 2021, has been audited by Ernst & Young, an independent registered public accounting firm, as stated in their report which appears herein.
Changes in Internal Controls Over Financial Reporting
There were no changes in our Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the
Exchange Act) during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, our Company’s internal control over financial reporting.

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
Our board has adopted a code of business conduct and ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer and any other persons who perform similar functions for us. The code of business conduct and ethics was last amended on November 24, 2021 to include a commitment statement on human rights. We have posted our current code of business conduct and ethics on our website at www.melco-resorts.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the years indicated. We did not pay any other fees to our auditor during the years indicated below.

	Year Ended December 31,
	2021	2020
	(In thousands of US$)
Audit fees (1)	$1,829	$1,612
Audit-related fees (2)	309	2,211
Tax fees (3)	197	183
All other fees (4)	140	200

(1)	“Audit fees” means the aggregate fees in each of the fiscal years indicated for our calendar year audits.

(2)	“Audit-related fees” primarily include the aggregate fees for professional services provided in connection with the issuances of senior notes by the Company and other assurance services;

(3)	“Tax fees” include the aggregate fees for tax consultations.

(4)	“All other fees” include the aggregate fees for advisory services and an annual charge for an online technical accounting research tool.
The policy of our audit and risk committee
is to pre-approve all audit and non-audit services provided
by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services, other than those for de minimis
 services which are approved by our audit and risk committee prior to the completion of the audit.
For the years ended December 31, 2021 and 2020, none of the total audit-related, tax and all other fees as described above were approved by our audit and risk committee pursuant to paragraph (c)(7)(i)(C) of
Rule 2-01 of
Regulation
S-X,
respectively.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
The following table sets forth information about our repurchases made in the fiscal year ended December 31, 2021.

Period	Total Number of Ordinary Shares Purchased	Average Price Paid Per Ordinary Share	Total Number of Ordinary Shares Purchased as Part of Publicly Announced Program (1)	Maximum Dollar Value of Ordinary Shares that May Yet be Purchased Under Publicly Announced Program
		(US$)		(US$)
January 2021	—	—	106,017,537	298, 760,713
February 2021	—	—	106,017,537	298, 760,713
March 2021	—	—	106,017,537	298, 760,713
April 2021	—	—	106,017,537	298, 760,713
May 2021	—	—	106,017,537	298, 760,713
June 2021	—	—	—	500,000,000
July 2021	—	—	—	500,000,000
August 2021	—	—	—	500,000,000
September 2021	6,360,495	3.32	6,360,495	478,898,820
October 2021	2,968,770	3.31	9,329,265	469,069,477
November 2021	—	—	9,329,265	469,069,477
December 2021	6,786,870	3.08	16,116,135	448,134,913

Total	16,116,135	3.22	16,116,135	448,134,913
Notes:

(1)
In November 2018, we announced that our board of directors approved a US$500 million share repurchase program which is effective over a three-year period commencing on November 8, 2018. In June 2021, we announced that our board of directors approved a new US$500 million share repurchase program which replaced the share repurchase program announced in November 2018 and is effective over a three-year period commencing on June 2, 2021.

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
In addition, Nasdaq Stock Market Rule 5250(d)(1) requires each issuer to distribute to shareholders copies of an annual report containing audited financial statements of our Company and its subsidiaries a reasonable period of time prior to our Company’s annual meeting of shareholders. We do not intend to provide copies. However, shareholders can request a copy, in physical or electronic form, from us or our ADR depositary bank, Deutsche Bank. We intend to post our annual report on our website www.melco-resorts.com. Nasdaq Stock

Market Rule 5635 also requires each issuer to obtain shareholder approval prior to the issuance of securities in certain circumstances in connection with the acquisition of the stock or assets of another company, equity based compensation of officers, directors, employees or consultants, change of control and certain transactions other than a public offering.
Furthermore, Nasdaq Stock Market Rule 5635(b) requires shareholder approval prior to the issuance of securities when a share option plan is to be established pursuant to which shares may be acquired by officers, directors, employees or consultants. We did not obtain such shareholder approval for our 2021 Share Incentive Plan.
Walkers (Hong Kong), our Cayman Islands counsel, has provided letters to Nasdaq certifying that under the Companies Act (as amended) of the Cayman Islands, we are not required to: (i) have a majority of independent directors serving on our board; (ii) deliver annual reports to our shareholders prior to an annual general meeting; (iii) obtain shareholders’ approval prior to any issuance of our ordinary shares; or (iv) obtain shareholders’ approval in connection with the adoption of our 2021 Share Incentive Plan. The foregoing is subject to our memorandum and articles of association, as amended and restated from time to time.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of Melco Resorts & Entertainment Limited and its subsidiaries are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Amended and Restated Memorandum and Articles of Association adopted on March 29, 2017 (incorporated by reference to Exhibit 1.1 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 registration statement (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.3	Form of Deposit Agreement among the Company, the depositary and the holders and beneficial owners of the American depositary shares issued thereunder (incorporated by reference to Exhibit (a) from Amendment No. 1 to our registration statement on Form F-6 (File No. 333-139159) filed with the SEC on November 29, 2011)

2.4	Deed of Variation and Amendment dated July 27, 2007 between our Company, Melco Leisure and Entertainment Group Limited, Melco International Development Limited, PBL Asia Investments Limited, Publishing and Broadcasting Limited and Crown Limited (incorporated by reference to Exhibit 4.11 from our registration statement on Form F-1 (File No. 333-146780), as amended, initially filed with the SEC on October 18, 2007)

2.5	Form of Registration Rights Agreement among our Company, Melco Leisure and Entertainment Group Limited and PBL (incorporated by reference to Exhibit 4.10 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

2.6	Senior Term Loan and Revolving Facilities Agreement, dated January 28, 2013, among Studio City Investments Limited, Studio City Company Limited, certain guarantors as specified therein, Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Citigroup Global Markets Asia Limited, Credit Agricole Corporate and Investment Bank, Deutsche Bank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Macau) Limited and UBS AG Hong Kong Branch as bookrunner mandated lead arrangers, certain other entities as specified therein as mandated lead arranger, lead arrangers, arranger, senior managers and managers, certain financial institutions as lenders, Deutsche Bank AG, Hong Kong Branch as facility agent, Industrial and Commercial Bank of China (Macau) Limited as agent and security trustee, disbursement agent and agent for the agent and security trustee and Bank of China Limited, Macau Branch as issuing bank (incorporated by reference to Exhibit 2.16 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.7	Amendment Agreement, dated March 1, 2013, between Studio City Investments Limited and Deutsche Bank AG, Hong Kong Branch as facility agent, relating to a senior facilities agreement dated January 28, 2013 (incorporated by reference to Exhibit 2.18 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

2.8	Amended and Restated Shareholders’ Deed, dated December 14, 2016, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on December 19, 2016)

Exhibit Number	Description of Document

2.9	Amendment No. 1 and Joinder to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of February 9, 2017 (incorporated by reference to Exhibit 2.19 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

2.10	Amendment No. 2 to Registration Rights Agreement among our Company, Crown Asia Investments Pty Ltd, Crown Resorts Limited, Melco Leisure and Entertainment Group Limited and Melco International Development Limited, dated as of May 15, 2017 (incorporated by reference to Exhibit 2.24 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.11	Indenture dated June 6, 2017 relating to Melco Resorts Finance Limited’s 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 2.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.12	Termination of Amended and Restated Shareholders’ Deed Relating to Melco Resorts & Entertainment Limited, dated May 8, 2017, entered into between Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and the Company (incorporated by reference to Exhibit 2.26 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

2.13	Indenture among Studio City Finance Limited, as issuer, the subsidiary guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee, relating to 7.250% Senior Notes due 2024 (incorporated by reference to Exhibit 2.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

2.14	Indenture dated April 26, 2019 relating to Melco Resorts Finance Limited’s 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 2.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

2.15	Indenture dated July 17, 2019 relating to Melco Resorts Finance Limited’s 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 2.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

2.16	Indenture dated December 4, 2019 relating to Melco Resorts Finance Limited’s 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 2.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

2.17	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.000% 2025 Studio City Notes (incorporated by reference to Exhibit 2.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

2.18	Indenture dated July 15, 2020 relating to Studio City Finance Limited’s 6.500% 2028 Studio City Notes (incorporated by reference to Exhibit 2.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

2.19	Indenture dated July 21, 2020 relating to Melco Resorts Finance Limited’s 5.750% 2028 Senior Notes (incorporated by reference to Exhibit 2.34 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

2.20	Indenture dated January 14, 2021 relating to Studio City Finance Limited’s 5.000% 2029 Studio City Notes (incorporated by reference to Exhibit 2.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

Exhibit Number	Description of Document

2.21	Amended and Restated Credit Agreement relating to HK$233 million revolving credit facility and HK$1 million term loan facility dated March 15, 2021, among Studio City Company Limited and certain of its subsidiaries and affiliates with Bank of China Limited, Macau Branch, among others (incorporated by reference to Exhibit 2.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

2.22	Senior Facilities Agreement, dated April 29, 2020, entered into between, among others, MCO Nominee One Limited, as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators regarding the 2020 Credit Facilities (incorporated by reference to Exhibit 2.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

2.23	Description of Registrant’s Securities (incorporated by reference to Exhibit 2.31 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

2.24*	Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, as issuer, the guarantors parties thereto, and Deutsche Bank Trust Company Americas, as trustee

2.25*	Supplemental Indenture relating to 7.000% senior notes due 2027 and dated February 16, 2022, among Studio City Company Limited, Industrial and Commercial Bank of China (Macau) Limited, as the security agent, DB Trustees (Hong Kong) Limited, as the intercreditor agent, and Deutsche Bank Trust Company Americas, as the trustee

2.26*	Amendment and Restatement dated February 7, 2022 (in respect of the Intercreditor Agreement originally dated December 1, 2016) among Studio City Company Limited, the guarantors of the 7.000% senior secured notes due 2027, the lenders and agent for Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility, the security agent and intercreditor agent named therein, among others

4.1	Form of Indemnification Agreement with our directors and executive officers (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.2	Form of Directors’ Agreement (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.3	Form of Employment Agreement between our Company and an executive officer (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.4	English Translation of Subconcession Contract for operating casino games of chance or games of other forms in the Macau Special Administrative Region between Wynn Macau and PBL Macau, dated September 8, 2006 (incorporated by reference to Exhibit 10.4 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

4.5	English Translation of Order of the Secretary for Public Works and Transportation published in Macau Official Gazette no. 9 of March 1, 2006 (incorporated by reference to Exhibit 10.13 from our registration statement on Form F-1 (File No. 333-139088), as amended, initially filed with the SEC on December 1, 2006)

Exhibit Number	Description of Document

4.6	English Translation of the amended Order of Secretary for Public Works and Transportation published in Macau Official Gazette No. 25/2008 in relation to the City of Dreams Land Concession (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2010 (File No. 001-33178) filed with the SEC on April 1, 2011)

4.7	Cooperation Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation and MPHIL Holdings No. 2 Corporation (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.8	Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.37 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.9	Closing Arrangement Agreement, dated October 25, 2012, among SM Investments Corporation, SM Land, Inc., SM Hotels Corporation, SM Commercial Properties, Inc., SM Development Corporation, Belle Corporation, PremiumLeisure and Amusement, Inc., Melco Resorts Leisure, MPHIL Holdings No. 1 Corporation, MPHIL Holdings No. 2 Corporation, MCO Projects Limited and Melco Property Development Limited (incorporated by reference to Exhibit 4.38 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.10	Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.42 from our annual report on Form 20-F for the fiscal year ended December 31, 2012 (File No. 001-33178), filed with the SEC on April 18, 2013)

4.11	2011 Share Incentive Plan, as amended, approved at the extraordinary general meeting on December 7, 2016 (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2016 (File No. 001-33178), filed with the SEC on April 11, 2017)

4.12	Seventh Amendment in Respect of the Senior Facilities Agreement, dated June 19, 2015, between Melco Resorts Macau, Deutsche Bank AG, Hong Kong Branch as agent and DB Trustees (Hong Kong) Limited as security agent (incorporated by reference to Exhibit 4.45 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.13	Amendments, Waivers and Consent Request Letter, dated October 26, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.46 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

4.14	Supplemental Amendments, Waivers and Consent Request Letter, dated November 16, 2015, in connection with the Senior Term Loan and Revolving Facilities Agreement dated January 28, 2013 issued by Studio City Investments Limited and Studio City Company Limited, to Deutsche Bank AG, Hong Kong Branch as facility agent (incorporated by reference to Exhibit 4.47 from our annual report on Form 20-F for the fiscal year ended December 31, 2015 (File No. 001-33178), filed with the SEC on April 12, 2016)

Exhibit Number	Description of Document

4.15	Amended and Restated Credit Agreement relating to Studio City Company Limited’s HK$233 million revolving credit facility and HK$1 million term loan facility (incorporated by reference to Exhibit 99.7 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.16	Share Repurchase Agreement dated May 4, 2016 between the Registrant and Crown Asia Investments Pty Ltd. (incorporated by reference to Exhibit 99.8 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.17	Purchase Agreement among Studio City Company Limited, as issuer, Studio City Investments Limited as parent guarantor, and subsidiary guarantors as specified therein regarding the 5.875% Senior Secured Notes due 2019 and the 7.250% Senior Secured Notes due 2021 (incorporated by reference to Exhibit 99.10 from our registration statement on Form F-3 (File No. 333-215500), filed with the SEC on December 14, 2016)

4.18	Share Repurchase Agreement, dated May 8, 2017, among Melco Resorts & Entertainment Limited, Crown Asia Investments Pty. Ltd. and Crown Resorts Limited (incorporated by reference to Exhibit 99.1 of our current report on Form 6-K (File No. 001-33178) furnished with the SEC on May 9, 2017)

4.19	Purchase Agreement, dated May 25, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Merrill Lynch International, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.20	Purchase Agreement, dated June 27, 2017, among Melco Resorts Finance Limited, Australia and New Zealand Banking Group Limited, Deutsche Bank AG Singapore Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Asia) Limited and Industrial and Commercial Bank of China (Macau) Limited regarding the 4.875% 2025 Senior Notes (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2017 (File No. 001-33178), filed with the SEC on April 12, 2018)

4.21	Amended and Restated Shareholders’ Agreement, entered into among MCO Cotai Investments Limited, New Cotai, LLC, the Company and SCI in relation to SCI (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F for the fiscal year ended December 31, 2018 (File No.001-33178), filed with the SEC on March 29, 2019)

4.22	Management Agreement dated August 30, 2008 between Melco Crown COD (GH) Hotel Limited and Hyatt of Macau Ltd (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F for the fiscal year ended December 31, 2008 (File No. 001-33178), filed with the SEC on March 31, 2009)

4.23	Purchase Agreement, dated April 17, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited regarding the 5.250% 2026 Senior Notes (incorporated by reference to Exhibit 4.27 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.24	Purchase Agreement, dated May 30, 2019, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the acquisition of 135.35 million shares of Crown Resorts Limited from CPH Crown Holdings Pty Limited for a price of AUD13.00 per share of Crown Resorts Limited (incorporated by reference to Exhibit 4.28 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

Exhibit Number	Description of Document

4.25	Purchase Agreement, dated June 24, 2019, between Melco Resorts & Entertainment Limited and Melco International Development Limited regarding the acquisition of 75% equity interest in ICR Cyprus Holdings Limited from Melco International Development Limited (incorporated by reference to Exhibit 4.29 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.26	Purchase Agreement, dated July 10, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited, Mizuho Securities Asia Limited and Morgan Stanley & Co. LLC regarding the 5.625% 2027 Senior Notes (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.27	Shareholders’ Agreement, dated July 31, 2019, between The Cyprus Phassouri (Zakaki) Limited, MCO Europe Holdings (NL) B.V., ICR Cyprus Holdings Limited and Melco Resorts & Entertainment Limited relating to ICR Cyprus Holdings Limited (incorporated by reference to Exhibit 4.31 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.28	Amendment Agreement, dated August 28, 2019, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the amendment of the Purchase Agreement entered into between the parties on May 30, 2019 (incorporated by reference to Exhibit 4.32 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.29	Purchase Agreement, dated November 26, 2019 among Melco Resorts Finance Limited, Deutsche Bank AG, Singapore Branch, Morgan Stanley & Co. LLC, Australia and New Zealand Banking Group Limited, Bank of Communications Co., Ltd Macau Branch, BOCI Asia Limited, Industrial and Commercial Bank of China (Macau) Limited and Mizuho Securities Asia Limited and regarding the 5.375% 2029 Senior Notes (incorporated by reference to Exhibit 4.33 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.30	Termination Agreement, dated February 6, 2020, between Melco Resorts & Entertainment Limited and CPH Crown Holdings Pty Limited regarding the termination of the acquisition of 67,675,000 shares of Crown Resorts Limited under the Purchase Agreement (as amended on August 28, 2019) entered into between the parties on May 30, 2019 (incorporated by reference to Exhibit 4.34 from our annual report on Form 20-F for the fiscal year ended December 31, 2019 (File No.001-33178), filed with the SEC on March 31, 2020)

4.31	Supplemental Agreement, dated March 22, 2021, to the Operating Agreement, dated March 13, 2013, among Belle Corporation, SM Investments Corporation, PremiumLeisure and Amusement, Inc., MPHIL Holdings No. 2 Corporation, MPHIL Holdings No. 1 Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.32	Supplemental Agreement, dated March 22, 2021, to the Contract of Lease, dated October 25, 2012, between Belle Corporation and Melco Resorts Leisure (incorporated by reference to Exhibit 4.36 from our annual report on Form 20-F for the fiscal year ended December 31, 2020 (File No.001-33178), filed with the SEC on March 31, 2021)

4.33	2021 Share Incentive Plan (incorporated by reference to Exhibit 4.5 from our registration statement on Form S-8 (File No. 333-261554), filed with the SEC on December 9, 2021)

Exhibit Number	Description of Document

4.34*	Facility Agreement, dated March 28, 2022, entered into between the Company as lender and Melco International Development Limited as borrower in relation to a revolving loan facility

8.1*	List of Significant Subsidiaries

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Walkers (Hong Kong)

15.2*	Consent of Ernst & Young

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed with this annual report on Form 20-F

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

MELCO RESORTS & ENTERTAINMENT LIMITED

Date: March 31, 2022	By:	/s/ Lawrence Yau Lung Ho
Name: Lawrence Yau Lung Ho
Title: Chairman and Chief Executive Officer

MELCO RESORTS & ENTERTAINMENT LIMITED
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

Page
Reports of Independent Registered Public Accounting Firm (PCAOB ID: 1409)	F-2

Consolidated Balance Sheets as of December 31, 2021 and 2020	F-8

Consolidated Statements of Operations for the Years Ended December 31, 2021, 2020 and 2019	F-10

Consolidated Statements of Comprehensive (Loss) Income for the Years Ended December 31, 2021, 2020 and 2019	F-12

Consolidated Statements of Equity for the Years Ended December 31, 2021, 2020 and 2019	F-13

Consolidated Statements of Cash Flows for the Years Ended December 31, 2021, 2020 and 2019	F-14

Notes to Consolidated Financial Statements for the Years Ended December 31, 2021, 2020 and 2019	F-16

Schedule 1 – Melco Resorts & Entertainment Limited Condensed Financial Statements as of December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019	F-85

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Melco Resorts & Entertainment Limited (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule 1 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 31, 2022 expressed an unqualified opinion thereon.
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

Allowance for credit losses on casino accounts receivable

Description of the Matter
At December 31, 2021, the Company’s allowance for credit losses with respect to accounts receivable was US$268.4 million, primarily related to casino accounts receivable. As discussed in the Company’s accounting policy in note 2(g) to the consolidated financial statements, the allowance for credit losses on casino accounts receivable is estimated based on specific reviews of customer accounts, management’s experience with collection trends of the customers, current economic and business conditions and reasonable and supportable forecasts of future economic and business conditions.

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

Impairment assessment of long-lived assets

Description of the Matter
At December 31, 2021, the Company’s long-lived asset groups to be held and used in the Company’s business, comprising of property and equipment, gaming subconcession, other finite-lived intangible assets, land use rights and operating lease right-of-use
assets, was US$6,747.7 million. As discussed in the Company’s accounting policy in notes 1(b) and 2(o) of the consolidated financial statements, long-lived assets (asset groups) with finite lives to be held and used shall be evaluated for impairment whenever indicators of impairment exist. As the Company generated operating losses due to the severe decline in overall market conditions resulting from the continuing impact of coronavirus disease
(“COVID-19”)
during 2021, the Company evaluated its various asset groups for recoverability as of December 31, 2021 and concluded no impairment existed at that date.

Auditing the Company’s impairment assessments involved a high degree of subjectivity due to the significant estimations required to determine the projected future cash flows of the asset groups and the fair values of the asset groups. In particular, these estimates are sensitive to significant assumptions, including future revenue growth rates, gross margin, discount rates and capitalization rates which can be affected by expectations about future market and economic conditions, including the continuing impact of
COVID-19.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s impairment assessment process. For example, we tested the controls over management’s identification of impairment indicators. We also tested controls over management’s review of the significant assumptions described above used to develop the undiscounted cash flow projections of the asset groups.

To test the Company’s impairment assessments of the asset groups, our audit procedures included, among others, evaluating the significant assumptions used to develop the projected future cash flows of the assets groups and testing the completeness and accuracy of the underlying data used by the Company. We evaluated the Company’s valuation methodologies to determine the fair value of the asset groups and assessed the discount rates and capitalization rates used in the discounted cash flow models by comparing them to the rates that were independently developed using observable market information, with the assistance of our internal valuation specialists. We compared the significant assumptions, including future revenue growth rates and gross margin, to current industry and economic trends, including the impact of
COVID-19,
as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s cash flow projections by comparing them with actual operating results. We performed sensitivity analyses of the significant assumptions, to evaluate the changes in the future cash flows that could result from changes in the assumptions.

Impairment assessment of goodwill

Description of the Matter
At December 31, 2021, the Company’s total goodwill was US$81.7 million. As discussed in the Company’s accounting policy in notes 1(b) and 2(n) of the consolidated financial statements, goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable. As the Company generated operating losses due to the severe decline in overall market conditions resulting from the outbreak of
COVID-19
continuing during 2021, the Company performed a quantitative assessment on the reporting unit by estimating the fair value of the reporting unit based on an income approach as of December 31, 2021 and concluded no impairment existed on that date.

Auditing the Company’s goodwill impairment assessment involved subjectivity due to the significant estimation required to determine the fair value of the reporting unit. In particular, the fair value estimate is sensitive to significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates, which can be affected by expectations about future market and economic conditions, including the impact of
COVID-19.

H ow We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s goodwill impairment assessment process, including management’s review of the significant assumptions described above used in estimating the fair value of the reporting unit.

To test the goodwill impairment assessment, our audit procedures included, among others, evaluating the significant assumptions used to estimate fair value and testing the completeness and accuracy of the underlying data used in the discounted cash flow model by the Company. We compared the significant assumptions to current industry and economic trends, including the impact of COVID-19, as well as to changes in the Company’s strategic plans. We assessed the historical accuracy of the Company’s estimated cash flow forecasts by comparing them with actual operating results. We involved our valuation specialists to assist in assessing the Company’s valuation methodology and evaluating the discount rate by comparing them to discount rates that were independently developed using observable market information. We recalculated the fair value of the reporting unit based on management’s significant assumptions and compared it to their carrying value. Furthermore, we performed sensitivity analyses of the significant assumptions to evaluate the changes in the fair value of the reporting unit that could result from changes in the assumptions.
/s/ Ernst & Young
We have served as the Company’s auditor since 2017.
Hong Kong
March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Melco Resorts & Entertainment Limited
Opinion on Internal Control Over Financial Reporting
We have audited Melco Resorts & Entertainment Limited’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Melco Resorts & Entertainment Limited (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of operations, comprehensive (loss) income, equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and the financial statement schedule included in Schedule 1 and our report dated March 31, 2022 expressed an unqualified opinion thereon.
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
/s/ Ernst & Young
Hong Kong
March 31, 2022

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2021	2020
ASSETS

Current assets:
Cash and cash equivalents	$1,652,890	$1,755,351
Restricted cash	285	13
Accounts receivable, net of allowances for credit losses of $253,424 and $317,275	54,491	129,619
Amounts due from affiliated companies	384	765
Inventories	29,589	37,277
Prepaid expenses and other current assets	109,330	85,798
Assets held for sale	21,777	—

Total current assets	1,868,746	2,008,823

Property and equipment, net	5,910,684	5,681,268

Gaming subconcession, net	27,065	84,663

Intangible assets, net	51,547	58,833

Goodwill	81,721	82,203

Long-term prepayments, deposits and other assets, net of allowances for credit losses of $14,989 and $16,517	177,142	284,608

Restricted cash	140	406

Deferred tax assets, net	4,029	6,376

Operating lease right-of-use assets	68,034	92,213

Land use rights, net	694,582	721,574

Total assets	$8,883,690	$9,020,967

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,992	$9,483
Accrued expenses and other current liabilities	935,483	983,865
Income tax payable	11,913	14,164
Operating lease liabilities, current	16,771	27,066
Finance lease liabilities, current	48,551	80,004
Current portion of long-term debt, net	128	—
Amounts due to affiliated companies	1,548	1,668
Liabilities related to assets held for sale	1,497	—

Total current liabilities	1,021,883	1,116,250

Long-term debt, net	6,559,854	5,645,391

Other long-term liabilities	30,520	29,213

Deferred tax liabilities, net	41,030	45,952

Operating lease liabilities, non-current	62,889	75,867

Finance lease liabilities, non-current	347,629	270,223

Total liabilities	$8,063,805	$7,182,896

Commitments and contingencies (Note 23)

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEETS
 - continued
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2021	2020
Equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,423,370,314 and 1,430,965,312 shares outstanding, respectively	$14,565	$14,565
Treasury shares, at cost; 33,177,628 and 25,582,630 shares, respectively	(132,856)	(121,028)
Additional paid-in capital	3,238,600	3,207,312
Accumulated other comprehensive losses	(76,008)	(11,332)
Accumulated losses	(2,799,555)	(1,987,396)

Total Melco Resorts & Entertainment Limited shareholders’ equity	244,746	1,102,121
Noncontrolling interests	575,139	735,950

Total equity	819,885	1,838,071

Total liabilities and equity	$8,883,690	$9,020,967

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2021	2020	2019
Operating revenues:
Casino	$1,676,263	$1,471,356	$4,976,686
Rooms	157,501	108,593	349,908
Food and beverage	97,665	74,528	235,120
Entertainment, retail and other	80,927	73,446	175,087

Total operating revenues	2,012,356	1,727,923	5,736,801

Operating costs and expenses:
Casino	(1,320,882)	(1,350,210)	(3,266,736)
Rooms	(49,895)	(46,690)	(89,778)
Food and beverage	(91,533)	(86,123)	(181,456)
Entertainment, retail and other	(29,463)	(55,379)	(99,945)
General and administrative	(426,407)	(424,398)	(559,480)
Payments to the Philippine Parties	(26,371)	(12,989)	(57,428)
Pre-opening costs	(4,157)	(1,322)	(4,847)
Development costs	(30,677)	(25,616)	(57,433)
Amortization of gaming subconcession	(57,276)	(57,411)	(56,841)
Amortization of land use rights	(22,832)	(22,886)	(22,659)
Depreciation and amortization	(499,739)	(538,233)	(571,705)
Property charges and other	(30,575)	(47,223)	(20,815)

Total operating costs and expenses	(2,589,807)	(2,668,480)	(4,989,123)

Operating (loss) income	(577,451)	(940,557)	747,678

Non-operating income (expenses):
Interest income	6,618	5,134	9,311
Interest expenses, net of amounts capitalized	(350,544)	(340,839)	(310,102)
Other financing costs	(11,033)	(7,955)	(2,738)
Foreign exchange gains ( losses ), net	4,566	(2,079)	(10,756)
Other income (expenses), net	3,082	(150,969)	(23,914)
Loss on extinguishment of debt	(28,817)	(19,952)	(6,333)
Costs associated with debt modification	—	(310)	(579)

Total non-operating expenses, net	(376,128)	(516,970)	(345,111)

(Loss) income before income tax	(953,579)	(1,457,527)	402,567
Income tax (expense) credit	(2,885)	2,913	(8,339)

Net (loss) income	(956,464)	(1,454,614)	394,228
Net loss (income) attributable to noncontrolling interests	144,713	191,122	(21,055)

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(811,751)	$(1,263,492)	$373,173

Net (loss) income attributable to Melco Resorts & Entertainment Limited per share:
Basic	$(0.566)	$(0.882)	$0.260

Diluted	$(0.566)	$(0.884)	$0.258

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
 - continued
(In thousands of U.S. dollars, except share and per share data)

	Year Ended December 31,
	2021	2020	2019
Weighted average shares outstanding used in net (loss) income attributable to Melco Resorts & Entertainment Limited per share calculation:
Basic	1,434,087,641	1,432,052,735	1,436,569,083

Diluted	1,434,087,641	1,432,052,735	1,443,447,422

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Net (loss) income	$(956,464)	$(1,454,614)	$394,228
Other comprehensive (loss) income:
Foreign currency translation adjustments	(78,992)	20,394	48,734

Other comprehensive (loss) income	(78,992)	20,394	48,734

Total comprehensive (loss) income	(1,035,456)	(1,434,220)	442,962
Comprehensive loss (income) attributable to noncontrolling interests	159,029	178,199	(29,260)

Comprehensive (loss) income attributable to Melco Resorts & Entertainment Limited	$(876,427)	$(1,256,021)	$413,702

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands of U.S. dollars, except share and per share data)

	Melco Resorts & Entertainment Limited Shareholders’ Equity
	Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Losses	Accumulated Losses	Noncontrolling Interests	Total Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	1,538,500,172	$15,385	(103,237,171)	$(657,389)	$3,715,579	$(59,332)	$(716,966)	$675,015	$2,972,292

Net income	—	—	—	—	—	—	373,173	21,055	394,228
Foreign currency translation adjustments	—	—	—	—	—	40,529	—	8,205	48,734
Share-based compensation	—	—	—	—	30,815	—	—	10	30,825
Reclassification of share-based compensation plan from equity-settled to cash-settled	—	—	—	—	(4,619)	—	—	(84)	(4,703)
Retirement of repurchased shares	(81,952,230)	(820)	81,952,230	557,818	(556,998)	—	—	—	—
Issuance of shares for restricted shares vested	—	—	1,398,840	6,593	(6,616)	—	—	—	(23)
Exercise of share options	—	—	666,255	2,393	448	—	—	—	2,841
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(30)	—	—	59	29
Dividends declared ($0.21348 per share)	—	—	—	—	—	—	(300,995)	—	(300,995)

Balance at December 31, 2019	1,456,547,942	14,565	(19,219,846)	(90,585)	3,178,579	(18,803)	(644,788)	704,260	3,143,228

Net loss	—	—	—	—	—	—	(1,263,492)	(191,122)	(1,454,614)
Foreign currency translation adjustments	—	—	—	—	—	7,471	—	12,923	20,394
Share-based compensation	—	—	—	—	42,276	—	—	9	42,285
Shares repurchased by the Company	—	—	(9,446,472)	(44,977)	—	—	—	—	(44,977)
Issuance of shares for restricted shares vested	—	—	2,694,507	12,700	(12,750)	—	—	—	(50)
Exercise of share options	—	—	389,181	1,834	(773)	—	—	—	1,061
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(62)	—	—	19	(43)
Changes in shareholdings of Studio City International	—	—	—	—	42	—	—	218,104	218,146
Dividends declared ($0.05504 per share)	—	—	—	—	—	—	(79,116)	—	(79,116)
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(8,243)	(8,243)

Balance at December 31, 2020	1,456,547,942	14,565	(25,582,630)	(121,028)	3,207,312	(11,332)	(1,987,396)	735,950	1,838,071

Net loss	—	—	—	—	—	—	(811,751)	(144,713)	(956,464)
Foreign currency translation adjustments	—	—	—	—	—	(64,676)	—	(14,316)	(78,992)
Share-based compensation	—	—	—	—	71,894	—	—	14	71,908
Shares repurchased by the Company	—	—	(16,116,135)	(52,026)	—	—	—	—	(52,026)
Issuance of shares for restricted shares vested	—	—	6,042,543	28,516	(28,749)	—	—	—	(233)
Exercise of share options	—	—	2,478,594	11,682	(5,314)	—	—	—	6,368
Changes in shareholdings of the Philippine subsidiaries	—	—	—	—	(6,951)	—	—	(1,567)	(8,518)
Restricted shares granted to employees of an affiliated company	—	—	—	—	408	—	(408)	—	—
Dividends declared to noncontrolling interests	—	—	—	—	—	—	—	(229)	(229)

Balance at December 31, 2021	1,456,547,942	$14,565	(33,177,628)	$(132,856)	$3,238,600	$(76,008)	$(2,799,555)	$575,139	$819,885

The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net (loss) income	$(956,464)	$(1,454,614)	$394,228
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	579,847	618,530	651,205
Amortization of deferred financing costs and original issue premiums	16,276	17,646	20,324
Interest accretion on finance lease liabilities	17,218	30,952	1,942
Net loss (gain) on disposal of property and equipment	807	987	(169)
Impairment loss recognized on property and equipment	3,643	8,127	9,590
Impairment loss recognized on goodwill	—	13,867	—
Write-off of other assets	—	—	7,556
Provision for credit losses	6,450	133,597	33,176
Provision for input value-added tax	3,023	5,786	3,733
Loss on extinguishment of debt	28,817	19,952	6,333
Costs associated with debt modification	—	310	579
Share-based compensation	67,957	54,392	31,797
Net losses recognized on investment securities	—	165,440	41,737
Changes in operating assets and liabilities:
Accounts receivable	67,571	27,503	(77,627)
Inventories, prepaid expenses and other	16,134	(2,187)	(593)
Long-term prepayments, deposits and other	61,952	(29,606)	49,726
Accounts payable, accrued expenses and other	(178,853)	(470,570)	(341,756)
Other long-term liabilities	(3,152)	(1,075)	4,381

Net cash (used in) provided by operating activities	(268,774)	(860,963)	836,162

Cash flows from investing activities:
Payments for capitalized construction costs	(532,660)	(227,672)	(109,851)
Placement of bank deposits with original maturities over three months	(298,666)	(150,000)	(60,152)
Acquisition of property and equipment	(139,155)	(208,860)	(337,560)
Payments for intangible and other assets	(7,579)	(27,335)	(2,505)
Proceeds from sale of property and equipment	4,843	554	1,283
Withdrawals of bank deposits with original maturities over three months	298,666	150,000	60,152
Proceeds from sale of investment securities	—	410,001	49,669
Payments for investment securities	—	—	(617,848)
Acquisition of a subsidiary	—	—	(15,037)

Net cash used in investing activities	$(674,551)	$(53,312)	$(1,031,849)

MELCO RESORTS & ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
 - continued
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Cash flows from financing activities:
Principal payments on long-term debt	$(502,831)	$(1,454,837)	$(2,592,631)
Repurchase of shares	(52,026)	(44,977)	—
Payments of deferred financing costs	(37,396)	(84,057)	(28,825)
Purchase of shares of a subsidiary	(8,518)	—	—
Net (payments for) proceeds from issuance of shares of subsidiaries	(445)	218,441	83,233
Principal payments on finance lease liabilities	(152)	(73)	—
Proceeds from exercise of share options	7,101	1,061	2,700
Proceeds from long-term debt	1,416,012	2,707,165	2,933,632
Dividends paid	—	(79,116)	(300,995)

Net cash provided by financing activities	821,745	1,263,607	97,114

Effect of exchange rate on cash, cash equivalents and restricted cash	19,359	(26,064)	10,486

(Decrease) increase in cash, cash equivalents and restricted cash , including those classified within assets held for sale	(102,221)	323,268	(88,087)
Cash, cash equivalents and restricted cash at beginning of year	1,755,770	1,432,502	1,520,589

Cash, cash equivalents and restricted cash at end of year, including those classified within assets held for sale	1,653,549	1,755,770	1,432,502
Less: cash and cash equivalents classified within assets held for sale	(234)	—	—

Cash, cash equivalents and restricted cash at end of year	$1,653,315	$1,755,770	$1,432,502

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(310,319)	$(251,438)	$(253,312)
Cash paid for income taxes, net of refunds	$(4,524)	$(5,364)	$(3,889)
Cash paid for amounts included in the measurement of lease liabilities — operating cash flows from operating leases	$(23,398)	$(22,362)	$(40,542)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification or other reassessment events	$8,849	$3,549	$27,693
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$29,251	$34,241	$56,623
Change in input value-added tax related to acquisition of property and equipment	$8,276	$—	$8,648
Change in accrued expenses and other current liabilities and other long-term liabilities related to construction costs	$145,284	$66,960	$43,236
Change in accrued expenses and other current liabilities related to acquisition of intangible assets	$—	$6,356	$—
Deferred financing costs included in accrued expenses and other current liabilities	$211	$1,356	$4,204
Change in accrued expenses and other current liabilities related to dividends declared to noncontrolling interests	$—	$8,243	$—
Offering expenses capitalized for the issuance of shares of a subsidiary included in accrued expenses and other current liabilities	$—	$445	$—
The accompanying notes are an integral part of these consolidated financial statements.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS

(a)	Company Information
Melco Resorts & Entertainment Limited (“Melco”) was incorporated in the Cayman Islands, with its American depositary shares (“ADSs”) listed on the Nasdaq Global Select Market under the symbol “MLCO” in the United States of America (the “U.S.”).
Melco together with its subsidiaries (collectively referred to as the “Company”) is a developer, owner and operator of integrated resort facilities in Asia and Europe. The Company currently operates Altira Macau, an integrated resort located at Taipa, the Macau Special Administrative Region of the People’s Republic of China (“Macau”), City of Dreams, an integrated resort located at Cotai, Macau and Grand Dragon Casino, a casino located at Taipa, Macau. The Company’s business also includes the Mocha Clubs, which comprise the non-casino
based operations of electronic gaming machines in Macau. Melco, through its subsidiaries, including Studio City International Holdings Limited (“Studio City International”), which is majority-owned by Melco and with its ADSs listed on the New York Stock Exchange in the U.S., also operates Studio City, a cinematically-themed integrated resort in Cotai, Macau. In the Philippines, a majority-owned subsidiary of Melco operates and manages City of Dreams Manila, an integrated resort in the Entertainment City complex in Manila. In Europe, Melco, through its majority-owned subsidiaries, ICR Cyprus Holdings Limited (“ICR Cyprus”) and its subsidiaries (collectively referred to as “ICR Cyprus Group”), is currently developing City of Dreams Mediterranean, an integrated resort in Limassol, in the Republic of Cyprus (“Cyprus”), and is currently operating a temporary casino in Limassol and is licensed to operate four satellite casinos in Cyprus (“Cyprus Operations”). Upon the opening of City of Dreams Mediterranean, the Company will continue to operate the satellite casinos while operation of the temporary casino will cease.
As of December 31, 2021 and 2020, Melco International Development Limited (“Melco International”), a company listed in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”), is the single largest shareholder of Melco.

(b)	Recent Developments Related to COVID-19 and Business Operation
The disruptions to the Company’s business caused by the coronavirus
(COVID-19)
outbreak continue to have a material effect on its financial condition and operations during 2021.
In Macau, the Company’s operations have been impacted by periodic travel restrictions and quarantine requirements being imposed by the governments of Macau, Hong Kong and the People’s Republic of China (“PRC”) in response to various outbreaks and also due to the PRC’s “dynamic zero” policy. The appearance of
COVID-19
cases in Macau in early August 2021 and late September 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers are no longer required to undergo a
14-day
quarantine on arrival in Zhuhai, and the validity of nucleic acid tests to enter Zhuhai was extended from 24 hours to 7 days. The validity of nucleic acid tests to enter Macau and quarantine requirements upon entry to Macau vary from time to time and is currently set at 24 hours for entry from Zhuhai. Health-related precautionary measures remain in place and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they have been in Hong Kong or the PRC in the preceding 21 days and are eligible for an exemption application.
In the Philippines, City of Dreams Manila’s operations have been impacted by the on-and-off travel restrictions and was operated at limited operational capacity under different levels of community

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(b)	Recent Developments Related to COVID-19 and Business Operation - continued

quarantine measures in Metro Manila as imposed by the Philippine government in response to
COVID-19
cases
. During the period from March 29, 2021 to April 30, 2021 and from August 6, 2021 to September 16, 2021, City of Dreams Manila’s operations were closed due to a resurgence in
COVID-19
cases. On October 16, 2021, the Philippine government downgraded the community quarantine measure to Alert Level 3, allowing hotels to take vaccinated local guests on staycation packages, and was further downgraded to Alert Level 2 on November 5, 2021 allowing hotels to take leisure guests. The Philippine government re-opened the borders to fully vaccinated international tourists with a negative RT-PCR test taken within 48 hours of departure of their country of origin effective on February 10, 2022 and lowered COVID-19 restrictions to Alert Level 1 effective on March 1, 2022 which allows casinos to operate at 100% capacity, subject to certain guidelines.
In Cyprus, the Company’s Cyprus Operations were closed during the period from January 1, 2021 to May 16, 2021 due to the Cyprus government mandated lockdown. The Cyprus Operations were resumed on May 17, 2021 at limited capacities after the Cyprus government relaxed
COVID-19
restrictions. With a surge in COVID-19 cases, authorities stepped up COVID-19 restrictions from the end of December 2021 by reducing the capacity at certain venues and increasing restrictions for unvaccinated people, however, the casinos of the Cyprus Operations remained open during the period and such restrictions have been eased after February 21, 2022.
The
COVID-19
outbreak has also impacted the construction schedules of the remaining development project at Studio City and the City of Dreams Mediterranean project in Cyprus. As announced by Studio City International in May 2021, the Macau government granted an extension of the development period under the Studio City land concession to December 27, 2022. The opening of City of Dreams Mediterranean is now expected to be in the second half of 2022.
The pace of recovery from
COVID-19-related
disruptions continues to depend on future events, including duration of travel and visa restrictions, the pace of vaccination progress, development of new medicines for
COVID-19
as well as customer sentiment and consumer behavior related to discretionary spending and travel, all of which remain highly uncertain.
Also, there have been concerns over the recent military conflict between Russia and Ukraine which has led to sanctions and export controls imposed by the United States, The European Union, the United Kingdom and other countries targeting Russia, its financial system and major financial institutions and certain Russian entities and persons. Such military conflict and the new and growing lists of sanctions and measures are extensive and rapidly changing, could be difficult to comply with and could also significantly increase the Company’s business and compliance costs as well as having a negative impact on the Company’s business and ability to accept certain customers from Russia, and may materially and adversely affect the Company’s business in Cyprus.
The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from these disruptions.
As of December 31, 2021, the Company had cash and cash equivalents, of $1,652,890 and available borrowing capacity of $1,580,812, subject to the satisfaction of certain conditions precedent.
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

(b)	Recent Developments Related to COVID-19 and Business Operation - continued

reductions, refinancing certain existing borrowings and raising additional capital through debt and equity offerings.
The Company believes it will be able to support continuing operations and capital expenditures for at least twelve months after the date that these consolidated financial statements are issued.
Unrelated to the COVID-19 outbreak, in December 2021, Melco Resorts (Macau) Limited (“Melco Resorts Macau”), a subsidiary of Melco, ceased all gaming promoter arrangements in Macau. The Company is currently unable to reasonably estimate the financial impact to its future results of operations, cash flows and financial condition from this change in its operations.

(c)	Macau gaming subconcession contract
On September 8, 2006, Melco Resorts Macau entered into a subconcession contract to operate its gaming business in Macau. Melco Resorts Macau’s subconcession contract expires on June 26, 2022. Under current applicable Macau gaming law, a concession or subconcession may be extended or renewed by order of the Macau Chief Executive, one or more times, up to a maximum of five years.
Melco Resorts Macau and Studio City Entertainment Limited (“Studio City Entertainment”), a subsidiary of Melco, entered into a services and right to use agreement dated May 11, 2007, as amended on June 15, 2012, together with related agreements (the “Services and Right to Use Arrangements”) under which Melco Resorts Macau agreed to operate the gaming area at Studio City (“Studio City Casino”) since Studio City Entertainment does not hold a gaming license in Macau. Under such arrangements, Melco Resorts Macau deducts gaming taxes and the costs incurred in connection with its operations from Studio City Casino’s gross gaming revenues. Studio City Entertainment receives the residual amount and recognizes such residual amount as its revenue from provision of gaming related services. These arrangements remain effective until June 26, 2022, and will be extended if Melco Resorts Macau obtains a gaming concession, subconcession or other right to legally operate gaming in Macau beyond June 26, 2022 and if the Macau government permits such extension.
In January 2022, the Macau government put forth a proposed law amending the Macau gaming law which is under review and a revised proposed law amending the gaming law is expected to be put forth by the Macau government for final approval by the Macau Legislative Assembly in April 2022.
The Macau government has publicly stated that the concessions and subconcessions contracts may be extended until December 31, 2022 to enable the conclusion of the proposed amendments to Macau’s gaming law and the completion of the tender process, for new concessions. On March 11, 2022, Melco Resorts Macau filed an application with the Macau government for the extension of its subconcession contract until December 31, 2022 and, in connection with such application, will be required to pay an extension premium of up to Macau Patacas (“MOP”)
 47,000,000 (equivalent to $5,851)
and provide a bank guarantee in favor of the Macau government for the payment of potential labor liabilities should Melco Resorts Macau not be granted a new concession (or have its subconcession further extended) after December 31, 2022. The extension of the subconcession contract is subject to the approval of the Macau government and execution of an addendum to the subconcession contract.
Under the indentures of the Company’s senior notes, holders of the senior notes can require the respective issuer to repurchase all or any part of the senior notes at par, plus any accrued and unpaid interest (the “Special Put Option”) (i) upon the occurrence of any event after which none of Melco

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

1.	ORGANIZATION AND BUSINESS - continued

(c)	Macau gaming subconcession contract - continued

Resorts Finance Limited (“Melco Resorts Finance”), a subsidiary of Melco, or any of its subsidiaries has such licenses, concessions, subconcessions or other permits or authorizations as are necessary to own or manage casino or gaming areas or operate casino games of fortune and chance in Macau in substantially the same manner and scope as such relevant issuers and its subsidiaries were entitled, permitted or authorized to as of the issue date of the respective senior notes or, in the case of Studio City Finance Limited (“Studio City Finance”) and Studio City Company Limited (“Studio City Company”), both majority-owned subsidiaries of Melco, in which Melco Resorts Macau’s subconcession or other permits or authorizations as are necessary for the operation of the Studio City Casino in substantially the same manner and scope as operations were conducted at the issue date of the respective senior notes issued by Studio City Finance and Studio City Company cease to be in full force and effect, for a period of ten consecutive days or more, and such event has a material adverse effect on the financial condition, business, properties or results of operations of the respective issuers and its subsidiaries, taken as a whole; or (ii) if the termination, rescission, revocation or modification of Melco Resorts Macau’s subconcession has had a material adverse effect on the financial condition, business, properties, or results of operations of the respective issuer and its subsidiaries.
In addition, in relation to the Company’s various credit facilities, any termination, revocation, rescission or modification of Melco Resorts Macau’s subconcession which has had a material adverse effect on the financial condition, business, properties, or results of operations of the Company, taken as a whole, would constitute a mandatory prepayment event, which would result in (i) the cancellation of available commitments; and (ii) subject to each lender’s election, such electing lender’s share of all outstanding amounts under such facilities becoming immediately due and payable.
The Company believes Melco Resorts Macau is in a position to satisfy the requirements related to the extension of its subconcession and the award of a new concession as they may be established by the Macau government and, the Services and Right to Use Arrangements will be extended, at least for the transition period of three years. Accordingly, the accompanying consolidated financial statements are prepared on a going concern basis.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).
The accompanying consolidated financial statements include the accounts of Melco and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

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
Investment securities are measured at fair value with changes in fair values recognized in the accompanying consolidated statements of operations.

(f)	Restricted Cash
The current portion of restricted cash represents cash deposited into bank accounts which are restricted as to withdrawal and use and the Company expects these funds will be released or utilized in accordance with the terms of the respective agreements within the next twelve months, while the non-current
portion of restricted cash represents funds that will not be released or utilized within the next twelve months. Restricted cash mainly represents collateral bank accounts associated with borrowings under the credit facilities.

(g)	Accounts Receivable and Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino receivables. The Company issues credit in the form of markers to approved casino customers following investigations of creditworthiness. Credit is also given to its gaming promoters in the Philippines, and historically, to gaming promoters in Macau, which receivables can be offset against commissions payable and any other value items held by the Company to the respective customers and for which the Company intends to set off when required. As of December 31, 2021 and 2020, a substantial portion of the Company’s markers were due from customers and gaming promoters residing in foreign countries. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries.
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(g)	Accounts Receivable and Credit Risk - continued

receivables are uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for credit losses is maintained to reduce the Company’s receivables to their carrying amounts, which reflects the net amount the Company expects to collect. The allowance is estimated based on specific reviews of customer accounts with a balance over a specified dollar amount, the age of the balances owed, the customers’ financial condition, management’s experience with the collection trends of the customers and management’s expectations of current and future economic conditions.
Management believes that as of December 31, 2021 and 2020, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

(h)	Inventories
Inventories consist of retail merchandise, food and beverage items and certain operating supplies, which are stated at the lower of cost or net realizable value. Cost is calculated using the first-in,
first-out,
weighted average and specific identification methods.

(i)	Assets Held For Sale
Assets (disposal group) classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. Losses are recognized for any initial or subsequent write-down to fair value less costs to sell, while gains are recognized for any subsequent increase in fair value less costs to sell, but not in excess of the cumulative loss previously recognized. Assets are not depreciated and amortized while classified as held for sale.

(j)	Property and Equipment
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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(j)	Property and Equipment - continued
Property and equipment are depreciated and amortized over the following estimated useful lives on a straight-line basis:

Freehold land	Not depreciated
Buildings	4 to 40 years
Transportation	5 to 10 years
Leasehold improvements	3 to 10 years or over the lease term, whichever is shorter
Furniture, fixtures and equipment	2 to 15 years
Plant and gaming machinery	3 to 5 years

(k)	Capitalized Interest
Interest, including amortization of deferred financing costs, associated with major development and construction projects is capitalized and included in the cost of the projects. The capitalization of interest ceases when the project is substantially completed or the development activity is substantially suspended. The amount to be capitalized is determined by applying the weighted average interest rate of the Company’s outstanding borrowings to the average amount of accumulated qualifying capital expenditures for assets under construction during the year. Total interest expenses incurred amounted to $380,904, $352,673 and $310,102, of which $30,360, $11,834 and nil were capitalized during the years ended December 31, 2021, 2020 and 2019, respectively.

(l)	Gaming Subconcession
The deemed cost of the gaming subconcession in Macau was capitalized based on the fair value of the gaming subconcession agreement as of the date of acquisition of Melco Resorts Macau in 2006, and amortized over the term of agreement which is due to expire in June 2022 on a straight-line basis.

(m)	Internal-Use Software
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

(n)	Goodwill and Intangible Assets
Goodwill represents the excess of the acquisition cost over the fair value of tangible and identifiable intangible net assets of any business acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on an annual basis, and between annual tests when circumstances indicate that the carrying value of goodwill may not be recoverable.
Intangible assets other than goodwill are amortized over their useful lives unless their lives are determined to be indefinite in which case they are not amortized. Intangible assets are carried at cost, less accumulated amortization. The Company’s finite-lived intangible assets consist of the gaming subconcession, internal-use
software and proprietary rights. Finite-lived intangible assets are amortized over the shorter of their contractual terms or estimated useful lives on a straight-line basis. The

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(n)	Goodwill and Intangible Assets - continued

Company’s intangible assets with indefinite lives represent Mocha Clubs trademarks, which are tested for impairment on an annual basis or when circumstances indicate the carrying value of the intangible assets may not be recoverable.
When performing the impairment analysis for goodwill and intangible assets with indefinite lives, the Company will first perform a qualitative assessment to determine whether it is more likely than not that the asset is impaired. If it is determined that it is more likely than not that the asset is impaired after assessing the qualitative factors, the Company then performs a quantitative impairment test. To perform a quantitative impairment test of intangible assets with indefinite lives, the Company performs an assessment that consists of a comparison of the fair values of the intangible assets with indefinite lives with their carrying amounts. An impairment loss is recognized in an amount equal to the excess of the carrying amounts over the fair values of the intangible assets with indefinite lives. On January 1, 2020, the Company adopted the accounting standards update on goodwill impairment testing on a prospective basis. To perform a quantitative impairment test of goodwill, the Company performs an assessment that consists of a comparison of the carrying value of a reporting unit with its fair value. The fair values of the reporting units are determined using income valuation approaches through the application of discounted cash flow method. Estimating fair values of the reporting units involves significant assumptions, including future revenue growth rates, gross margin, terminal growth rates and discount rates. If the carrying value of the reporting unit exceeds its fair value, an impairment loss is recognized for the amount by which the carrying value exceeds the reporting unit’s fair value, limited to the total amount of goodwill allocated to that reporting unit.
No impairment losses on goodwill and intangible assets were recognized during the years ended December 31, 2021 and 2019. During the year ended December 31, 2020, an impairment loss of $13,867 was recognized against goodwill of the Japan Ski Resort as described in Note 26 as a result of a significant decline in profits due in large part to the
COVID-19
outbreak.

(o)	Impairment of Long-lived Assets (Other Than Goodwill)
The Company evaluates the long-lived assets with finite lives to be held and used for impairment whenever indicators of impairment exist. The Company then compares the estimated future cash flows of the assets, on an undiscounted basis, to the carrying values of the assets. Estimating future cash flows of the assets involves significant assumptions, including future revenue growth rates and gross margin. If the undiscounted cash flows exceed the carrying values, no impairments are indicated. If the undiscounted cash flows do not exceed the carrying values, then an impairment charge is recorded based on the fair values of the assets, typically measured using a discounted cash flow model involving significant assumptions, such as discount rates and capitalization rates. If an asset is still under development, future cash flows include remaining construction costs.
During the years ended December 31, 2021, 2020 and 2019, impairment losses of $3,643, $8,127 and $9,590 were recognized, respectively, mainly due to reconfigurations and renovations at the Company’s operating properties, and of which $1,147 and $6,293 in the years ended December 31, 2021 and 2019, respectively, related to a significant decrease in the market value of a parcel of freehold land as described in Note 6. The fair value of the freehold land was calculated by using level 3 inputs based on the direct comparison method. The impairment losses are included in property charges and other in the accompanying consolidated statements of operations. As a result of the
COVID-19
outbreak as disclosed in Note 1(b), the Company evaluated its long-lived assets for recoverability as of December 31, 2021 and 2020 and concluded no other impairment charges to be recorded.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(p)	Deferred Financing Costs
Direct and incremental costs incurred in obtaining loans or in connection with the issuance of long-term debt are capitalized and amortized to interest expenses over the terms of the related debt agreements using the effective interest method. Deferred financing costs incurred in connection with the issuance of revolving credit facilities are included in other assets, either current or non-current,
in the accompanying consolidated balance sheets, based on the maturity of each revolving credit facility. All other deferred financing costs are presented as a reduction of long-term debt in the accompanying consolidated balance sheets.

(q)	Land Use Rights
Land use rights represent the upfront land premium paid for the use of land held under operating leases, which are recorded at cost less accumulated amortization. Amortization is provided over the estimated term of the land use rights of 40 years on a straight-line basis.

(r)	Leases
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
Finance and operating lease
right-of-use
assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The initial measurement of the right-of-use
assets also includes any prepaid lease payments and any initial direct costs incurred, and is reduced by any lease incentive received. For leases where the rate implicit in the lease is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The expected lease terms include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. Lease expense for minimum lease payments is recognized on a straight-line basis over the expected lease term. Leases with an expected term of 12 months or less are not accounted for on the balance sheet and the related lease expense is recognized on a straight-line basis over the expected lease term.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(r)	Leases - continued

The Company’s lease contracts have lease and
non-lease
components. For contracts in which the Company is a lessee, the Company accounts for the lease components and non-lease
components as a single lease component for all classes of underlying assets, except for real estate. For contracts in which the Company is a lessor, all are accounted for as operating leases, and the lease components and non-lease
components are accounted for separately.

(s)	Revenue Recognition
The Company’s revenues from contracts with customers consist of casino wagers, sales of rooms, food and beverage, entertainment, retail and other goods and services.

Gross casino revenues are measured by the aggregate net difference between gaming wins and losses. The Company accounts for its casino wagering transactions on a portfolio basis versus an individual basis as all wagers have similar characteristics. Commissions rebated to customers either directly or indirectly through gaming promoters and cash discounts and other cash incentives earned by customers are recorded as a reduction of casino revenues. In addition to the wagers, casino transactions typically include performance obligations related to complimentary goods or services provided to incentivize future gaming or in exchange for incentives or points earned under the Company’s non-discretionary
incentive programs (including loyalty programs).
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
The Company operates different
non-discretionary
incentive programs in certain of its properties which include loyalty programs (the “Loyalty Programs”) to encourage repeat business mainly from loyal slot machine customers and table games patrons. Customers earn points primarily based on gaming activity and such points can be redeemed for free play and other free goods and services. For casino transactions that include points earned under the Loyalty Programs, the Company defers a portion of the revenue by recording the estimated standalone selling prices of the earned points that are expected to be redeemed as a liability. Upon redemption of the points for Company-owned goods or services, the standalone selling price of each good or service is allocated to the appropriate revenue type based on the good or service provided. Upon the redemption of the points with third parties, the redemption amount is deducted from the liability and paid directly to the third party.
After allocating amounts to the complimentary goods or services provided and to the points earned under the Loyalty Programs, the residual amount is recorded as casino revenue when the wagers are settled.
The Company follows the accounting standards for reporting revenue gross as a principal versus net as an agent, when accounting for operations of certain hotels and Grand Dragon Casino and concluded that it is the controlling entity and is the principal to these arrangements. For the operations of certain hotels, the Company is the owner of the hotel properties, and the hotel managers operate the hotels under certain management agreements providing management services to the Company, and the Company receives all rewards and takes substantial risks associated with the hotels’ business, it is the principal and the transactions are, therefore, recognized on a gross basis. For the operations of Grand

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(s)	Revenue Recognition - continued

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
Contract and Contract-Related Liabilities
In providing goods and services to customers, there may be a timing difference between cash receipts from customers and recognition of revenues, resulting in a contract or contract-related liability.
The Company primarily has three types of liabilities related to contracts with customers: (1) outstanding gaming chips, which represent the amounts owed in exchange for gaming chips held by a customer, (2) loyalty program liabilities, which represent the deferred allocation of revenues relating to incentives earned from the Loyalty Programs, and (3) advance customer deposits and ticket sales, which represent casino front money deposits that are funds deposited by customers before gaming play occurs and advance payments on goods and services yet to be provided such as advance ticket sales and deposits on rooms and convention space. These liabilities are generally expected to be recognized as revenues within one year of being purchased, earned or deposited and are recorded as accrued expenses and other current liabilities on the accompanying consolidated balance sheets. Decreases in these balances generally represent the recognition of revenues and increases in the balances represent additional chips held by customers, increases in unredeemed incentives relating to the Loyalty Programs and additional deposits made by customers.
The following table summarizes the activities related to contract and contract-related liabilities:

	Outstanding gaming chips		Loyalty program liabilities		Advance customer deposits and ticket sales
	2021	2020	2021	2020	2021	2020
Balance at January 1	$205,780	$473,330	$29,175	$39,591	$277,867	$255,884
Balance at December 31	72,147	205,780	24,350	29,175	309,718	277,867

(Decrease) increase	$(133,633)	$(267,550)	$(4,825)	$(10,416)	$31,851	$21,983

(t)	Gaming Taxes and License Fees
The Company is subject to taxes and license fees based on gross gaming revenue and other metrics in the jurisdictions in which it operates, subject to applicable jurisdictional adjustments. These gaming taxes and license fees are mainly recognized as casino expense in the accompanying consolidated

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(t)	Gaming Taxes and License Fees - continued

statements of operations. These taxes and license fees totaled $842,722, $754,733 and $2,550,755 for the years ended December 31, 2021, 2020 and 2019, respectively.

(u)	Pre-opening Costs
Pre-opening
costs represent personnel, marketing and other costs incurred prior to the opening of new or start-up
operations and are expensed as incurred. During the years ended December 31, 2021, 2020 and 2019, the Company incurred pre-opening
costs primarily in connection with the development of further expansions to City of Dreams, Studio City and Cyprus Operations. The Company also incurs pre-opening
costs on other
one-off
activities related to the marketing of new facilities and operations.

(v)	Development Costs
Development costs include the costs associated with the Company’s evaluation and pursuit of new business opportunities, which are expensed as incurred.

(w)	Advertising and Promotional Costs
The Company expenses advertising and promotional costs the first time the advertising takes place or as incurred. Advertising and promotional costs included in the accompanying consolidated statements of operations were $39,811, $34,061 and $89,376 for the years ended December 31, 2021, 2020 and 2019, respectively.

(x)	Foreign Currency Transactions and Translations
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
The functional currency of Melco is the United States dollar (“$” or “US$”) and the functional currency of most of Melco’s foreign subsidiaries is the local currency in which the subsidiary operates. All assets and liabilities are translated at the rates of exchange prevailing at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange differences arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive (loss) income.

(y)	Comprehensive (Loss) Income and Accumulated Other Comprehensive Losses
Comprehensive (loss) income includes net (loss) income and other non-shareholder
changes in equity, or other comprehensive (loss) income and is reported in the accompanying consolidated statements of comprehensive (loss) income.
As of December 31, 2021 and 2020, the Company’s accumulated other comprehensive losses consisted solely of foreign currency translation adjustments, net of tax and noncontrolling interests.

(z)	Share-based Compensation Expenses
The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award and recognizes that cost over the service

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(z)	Share-based Compensation Expenses - continued

period. Compensation is attributed to the periods of associated service and such expense is recognized over the vesting period of the awards on a straight-line basis. Forfeitures are recognized when they occur.
Further information on the Company’s share-based compensation arrangements is included in Note 18.

(aa)	Income Tax
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
The Company’s income tax returns are subject to examination by tax authorities in the jurisdictions where it operates. The Company assesses potentially unfavorable outcomes of such examinations based on accounting standards for uncertain income taxes. These accounting standards utilize a two-step
approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position, based on the technical merits of the position, will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely, based on cumulative probability.

(ab)	Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited Per Share
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

(ab)	Net (Loss) Income Attributable to Melco Resorts & Entertainment Limited Per Share - continued

The weighted average number of ordinary and ordinary equivalent shares used in the calculation of basic and diluted net (loss) income attributable to Melco Resorts & Entertainment Limited per share consisted of the following:

	Year Ended December 31,
	2021	2020	2019
Weighted average number of ordinary shares outstanding used in the calculation of basic net (loss) income attributable to Melco Resorts & Entertainment Limited per share	1,434,087,641	1,432,052,735	1,436,569,083

Incremental weighted average number of ordinary shares from assumed vesting of restricted shares and exercise of share options using the treasury stock method	—	—	6,878,339

Weighted average number of ordinary shares outstanding used in the calculation of diluted net (loss) income attributable to Melco Resorts & Entertainment Limited per share	1,434,087,641	1,432,052,735	1,443,447,422

Anti-dilutive share options and restricted shares excluded from the calculation of diluted net (loss) income attributable to Melco Resorts & Entertainment Limited per share	46,532,956	40,618,693	8,053,109

(a c )	Recent Changes in Accounting Standards
Newly Adopted Accounting Pronouncement
In December 2019, the FASB issued an accounting standards update which simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in Accounting Standards Codification 740,
Income Taxes
, in order to reduce cost and complexity of its application. The Company adopted this new guidance on January 1, 2021 and this adoption did not have a material impact on its consolidated financial statements.
Recent Accounting Pronouncement Not Yet Adopted
The Company has evaluated the recently issued, but not yet effective, accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies through the filing date of these financial statements, and anticipated the future adoption of these pronouncements will not have a material effect on the Company’s financial position, results of operations and cash flows.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

3.	CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash, cash equivalents and restricted cash reported within the accompanying consolidated statements of cash flows consisted of the following:

	December 31,
	2021	2020
Cash and cash equivalents	$1,652,890	$1,755,351
Current portion of restricted cash	285	13
Non-current portion of restricted cash	140	406

Total cash, cash equivalents and restricted cash	$1,653,315	$1,755,770

4.	INVESTMENT SECURITIES
On May 30, 2019, Melco executed a definitive purchase agreement, as amended on August 28, 2019 (collectively, the “Share Sale Agreement”) pursuant to which Melco agreed to, through its subsidiary, acquire and an independent third party
, CPH Crown Holdings Pty Limited (“CPH”), agreed to sell, an aggregate of 135,350,000 shares of Crown Resorts Limited (“Crown”), an Australian-listed corporation, representing approximately 19.99% of the issued shares of Crown, in two equal tranches at Australian dollars (“AUD”) 13.00 per share. On June 6, 2019, the Company completed the acquisition of the first tranche of approximately 9.99% issued shares of Crown and recognized non-current
investment securities of AUD880,639,927 (equivalent to $618,455) (including transaction costs).
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
The components of (losses) gains on marketable equity securities were as follows:

	Year Ended December 31,
	2020	2019
Net losses recognized on market equity securities	$(165,440)	$(41,737)
Less: Net losses (gains) recognized on marketable equity securities sold during the year	165,440	(3,085)

Unrealized losses recognized on marketable equity securities still held at the reporting date	$—	$(44,822)

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

5.	ACCOUNTS RECEIVABLE, NET
Components of accounts receivable, net are as follows:

	December 31,
	2021	2020
Casino	$321,808	$460,863
Hotel	907	1,011
Other	189	1,537

Sub-total	322,904	463,411
Less: allowances for credit losses (1)	(268,413)	(333,792)

	54,491	129,619
Non-current portion	—	—

Current portion	$54,491	$129,619

Note
(1)
As of December 31, 2021 and 2020, the allowances for credit losses of $14,989 and $16,517 are recorded as a reduction of the long-term casino accounts receivables, which are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheets, respectively.

The Company’s allowances for casino credit losses were 83.4% and 72.2% of gross casino accounts receivables as of December 31, 2021 and 2020, respectively. The Company’s allowances for credit losses from its hotel and other receivables are not material.
Movement in the allowances for credit losses are as follows:

	Year Ended December 31,
	2021	2020	2019
Balance at beginning of year	$333,792	$258,019	$228,344
Provision for credit losses	6,426	131,845	32,888
Write-offs	(69,712)	(57,868)	(4,460)
Effect of exchange rate	(2,093)	1,796	1,247

Balance at end of year	$268,413	$333,792	$258,019

6.	ASSETS HELD FOR SALE
In September 2021, the Company announced discontinuing its pursuit of a Yokohama integrated resort development in Japan. In December 2021, an external advisor was engaged to locate potential buyers and prepare marketing materials for the disposal of the Company’s assets in Japan, including the Japan Ski Resort as described in Note 26 and a parcel of freehold land together with the accompanying building structures in Hakone, Japan (collectively be referred to as the “Disposal Group”). As of December 31, 2021, the disposal was in progress and was anticipated to be completed within one year. After consideration of the relevant facts, the Company concluded the assets and liabilities of the Disposal Group met the criteria for classification as held for sale which is reported under the Corporate and Other segment.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

6.	ASSETS HELD FOR SALE - continued

The major classes of assets of the Disposal Group classified as assets held for sale as of December 31, 2021 were mainly comprised of:

Property and equipment, net	$19,922
Operating lease right-of-use assets	672
Cash and cash equivalents	234
Others	949

$21,777

The liabilities related to assets held for sale of $1,497 as of December 31, 2021 mainly represented accounts payable, accrued expenses and other current liabilities, and operating lease liabilities.
During the year ended December 31, 2021, an impairment loss of $1,147 was provided for a parcel of freehold land included in the Disposal Group due to a significant decrease in its market value as of December 31, 2021.

7.	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost
Buildings	$6,312,791	$6,326,744
Furniture, fixtures and equipment	1,077,769	1,065,280
Leasehold improvements	1,165,452	1,175,678
Plant and gaming machinery	267,838	276,499
Transportation	218,017	219,646
Construction in progress	1,020,551	399,041
Freehold land	59,809	86,603

Sub-total	10,122,227	9,549,491
Less: accumulated depreciation and amortization	(4,211,543)	(3,868,223)

Property and equipment, net	$5,910,684	$5,681,268

As of December 31, 2021 and 2020, construction in progress, mainly in relation to Studio City and Cyprus Operations, included interest capitalized in accordance with applicable accounting standards and other direct incidental costs capitalized which, in the aggregate, amounted to $93,207 and $46,277, respectively.
The cost and accumulated amortization of
right-of-use
assets held under finance lease arrangements were $276,838 and $91,530 as of December 31, 2021 and $246,638 and $80,565 as of December 31, 2020, respectively. Further information on the lease arrangements is included in Note 14.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

8.	GAMING SUBCONCESSION, NET

	December 31,
	2021	2020
Deemed cost	$897,866	$903,160
Less: accumulated amortization	(870,801)	(818,497)

Gaming subconcession, net	$27,065	$84,663

The Company expects that amortization of the gaming subconcession will be approximately $
27,065
in 2022.

9.	GOODWILL AND INTANGIBLE ASSETS, NET
(a) Goodwill
The changes in the carrying amounts of goodwill by segment are as follows:

	Mocha Clubs (1)	Corporate and Other (2)	Total
Balance at January 1, 2019	$81,376	$—	$81,376
Acquisition	—	13,731	13,731
Foreign currency translations	444	69	513

Balance at December 31, 2019	81,820	13,800	95,620
Impairment	—	(13,867)	(13,867)
Foreign currency translations	383	67	450

Balance at December 31, 2020	82,203	—	82,203
Foreign currency translations	(482)	—	(482)

Balance at December 31, 2021	$81,721	$—	$81,721

Notes
(1)
The amount represents goodwill which arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006.

As of December 31, 2021, the gross amount of goodwill and accumulated impairment losses were $81,721 and nil, respectively.

(2)
The amount represents goodwill which arose from the acquisition of Japan Ski Resort in
2019
as described in Note 26. As of December 31, 2021, the gross amount of goodwill and accumulated impairment losses were $13,783 and $13,783, respectively.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

9.	GOODWILL AND INTANGIBLE ASSETS, NET - continued

(b) Intangible Assets, Net
Intangible assets, net consisted of the following:

	December 31,
	2021	2020
Indefinite-lived intangible assets:
Trademarks of Mocha Clubs	$4,210	$4,235

Total indefinite-lived intangible assets	4,210	4,235

Finite-lived intangible assets:
Internal-use software	56,106	51,882
Less: accumulated amortization	(19,331)	(9,110)

	36,775	42,772

Proprietary rights	11,942	12,013
Less: accumulated amortization	(1,380)	(187)

	10,562	11,826

Total finite-lived intangible assets	47,337	54,598

Total intangible assets, net	$51,547	$58,833

Trademarks arose from the acquisition of Mocha Slot Group Limited and its subsidiaries by the Company in 2006. The changes in carrying amounts of trademarks represented the exchange differences arising from foreign currency translations at the balance sheet date.
In November 2020, the Company completed an asset acquisition of the proprietary rights relating to an entertainment show in City of Dreams for a cash consideration of $12,000. The estimated useful life of the proprietary rights is 10 years. The carrying amount of the proprietary rights included the exchange differences arising from foreign currency translations at the balance sheet date.
The amortization expenses of finite-lived intangible assets (other than gaming subconcession) recognized for the years ended December 31, 2021, 2020 and 2019 were $11,555, $6,342 and $2,232, respectively.
As of December 31, 2021, the estimated future amortization expenses of finite-lived intangible assets (other than gaming subconcession) are as follows:

Year ending December 31,
2022	$11,377
2023	8,063
2024	3,763
2025	3,230
2026	3,214
Over 2026	17,690

$47,337

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

10.	LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS
Long-term prepayments, deposits and other assets consisted of the following:

	December 31,
	2021	2020
Deferred financing costs, net	$35,987	$44,033
Deferred rent assets	30,647	34,311
Advance payments for construction costs	27,993	59,564
Long-term prepayments	24,978	49,648
Other long-term assets and other	23,677	58,209
Deposits for acquisition of property and equipment	20,332	11,687
Other deposits	11,581	13,984
Input value-added tax, net	1,947	13,172
Long-term casino accounts receivables, net of allowances for credit losses of $14,989 and $16,517	—	—

Long-term prepayments, deposits and other assets	$177,142	$284,608

Input value-added tax, net represents the value-added tax expected to be recoverable from the tax authority in the Philippines mainly connected with the purchase of assets or services for City of Dreams Manila. Certain input value-added tax incurred on purchase of assets of $8,276, nil and $8,648 was considered non-refundable
and, therefore, recognized as property and equipment for the years
ended December 31,
2021, 2020 and
2019
, respectively
. During the years ended December 31, 2021, 2020 and 2019, provisions for input value-added tax expected to be non-recoverable
amounting to $3,023, $5,786 and $3,733, respectively, were recognized in the accompanying consolidated statements of operations.
Long-term casino accounts receivables, net represent receivables from casino customers where settlements are not expected within the next year. Reclassifications to current accounts receivable, net, are made when settlement of such balances are expected to occur within one year.

11.	LAND USE RIGHTS, NET

	December 31,
	2021	2020
Altira Macau	$146,128	$146,989
City of Dreams	398,630	400,981
Studio City	652,014	655,858

	1,196,772	1,203,828
Less: accumulated amortization	(502,190)	(482,254)

Land use rights, net	$694,582	$721,574

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

12.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	December 31,
	2021	2020
Advance customer deposits and ticket sales	$309,718	$277,867
Construction cost payables	128,383	57,200
Interest expenses payable	105,637	96,491
Operating expense and other accruals and liabilities	86,859	73,177
Staff cost accruals	86,294	99,612
Gaming tax and license fee accruals	85,468	87,321
Outstanding gaming chips	72,147	205,780
Property and equipment payables	36,397	48,769
Loyalty program liabilities	24,350	29,175
Dividends payable	230	8,473

	$935,483	$983,865

F-3
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	LONG-TERM DEBT, NET
Long-term debt, net consisted of the following:

	December 31,
	2021	2020
Senior Notes
2017 4.875% Senior Notes, due 2025 (net of unamortized deferred financing costs and original issue premiums of $13,161 and $16,583, respectively)	$986,839	$983,417
2019 5.250% Senior Notes, due 2026 (net of unamortized deferred financing costs of $3,776 and $4,529, respectively)	496,224	495,471
2019 5.625% Senior Notes, due 2027 (net of unamortized deferred financing costs of $4,954 and $5,686, respectively)	595,046	594,314
2019 5.375% Senior Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $2,041 and $7,991, respectively)	1,147,959	892,009
2020 5.750% Senior Notes, due 2028 (net of unamortized deferred financing costs and original issue premiums of $3,393 and $4,519, respectively)	846,607	845,481
2020 6.000% SC Notes, due 2025 (net of unamortized deferred financing costs of $3,658 and $4,566, respectively)	496,342	495,434
2020 6.500% SC Notes, due 2028 (net of unamortized deferred financing costs of $4,186 and $4,738, respectively)	495,814	495,262
2021 5.000% Studio City Notes, due 2029 (net of unamortized deferred financing costs and original issue premiums of $4,798)	1,095,202	—
2019 7.250% Studio City Notes, due 2024 (net of unamortized deferred financing costs of $6,165)	—	593,835

Credit Facilities
2015 Credit Facilities	128	129
2020 Credit Facilities (1)	399,693	249,910
2016 Studio City Credit Facilities (2)	128	129

	6,559,982	5,645,391
Current portion of long-term debt	(128)	—

	$6,559,854	$5,645,391

Notes
(1)
As of December 31, 2021 and 2020, the unamortized deferred financing costs related to the revolving credit facility of the 2020 Credit Facilities of $35,598 and $43,593 are included in long-term prepayments, deposits and other assets in the accompanying consolidated balance sheet, respectively.

(2)
As of December 31, 2021 and 2020, the unamortized deferred financing costs related to the 2016 SC Revolving Credit Facility of the 2016 Studio City Credit Facilities of $389 and $440 are included in long-term prepayments, deposits and other assets, in the accompanying consolidated balance sheets, respectively.

(a) Senior Notes
2017 4.875% Senior Notes
On June 6, 2017, Melco Resorts Finance issued $650,000 in aggregate principal amount of 4.875% senior notes due June 6, 2025 at an issue price of 100% of the principal amount (the “First 2017 4.875% Senior Notes”); and on July 3, 2017, Melco Resorts Finance further issued $350,000 in aggregate principal amount

F-3
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2017 4.875% Senior Notes
- continued

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
Melco Resorts Finance had the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time prior to June 6, 2020, at a “make-whole” redemption price. On or after June 6, 2020, Melco Resorts Finance has the option to redeem all or a portion of the 2017 4.875% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance had the option to redeem up to 35%
of the 2017 4.875% Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to June 6, 2020. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2017 4.875% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2017 4.875% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2017 4.875% Senior Notes at a fixed redemption price.
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
(a) Senior Notes
 - continued
2019 5.250% Senior Notes
 - continued

Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time prior to April 26, 2022, at a “make-whole” redemption price. On or after April 26, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.250% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.250%
Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to April 26, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.250% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.250% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.250% Senior Notes at a fixed redemption price.
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
Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time prior to July 17, 2022, at a “make-whole” redemption price. On or after July 17, 2022, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.625% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.625%
Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 17, 2022. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.625% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.625% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.625% Senior Notes at a fixed redemption price.

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
2019 5.375% Senior Notes
On December 4, 2019, Melco Resorts Finance issued $900,000 in aggregate principal amount of 5.375% senior notes due December 4, 2029 at an issue price of 100% of the principal amount (the “First 2019 5.375% Senior Notes”); and on January 21, 2021, Melco Resorts Finance further issued $250,000 in aggregate principal amount of 5.375%
senior notes
due December 4, 2029 at an issue price of 103.25% of the principal amount (the “Additional 2019 5.375% Senior Notes
” and together with the First 2019 5.375% Senior Notes, the “2019 5.375% Senior Notes
”). The Additional 2019 5.375% Senior Notes are consolidated and form a single series with the First 2019 5.375% Senior Notes. The interest on the 2019 5.375% Senior Notes is accrued at a rate of 5.375% per annum, payable semi-annually in arrears on June 4 and December 4 of each year, and commenced on June 4, 2020. The 2019 5.375% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the First 2019 5.375% Senior Notes were used to repay the outstanding borrowing of the 2015 Revolving Credit Facility in full and to partially prepay the 2015 Term Loan Facility (as described below) in December 2019. The net proceeds from the offering of the Additional 2019 5.375% Senior Notes were used to repay the 2020 Credit Facilities in January 2021.
Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time prior to December 4, 2024 at a “make-whole” redemption price. On or after December 4, 2024, Melco Resorts Finance has the option to redeem all or a portion of the 2019 5.375% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2019 5.375%
Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to December 4, 2024. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2019 5.375% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2019 5.375% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2019 5.375% Senior Notes at a fixed redemption price.
The indenture governing the 2019 5.375% Senior Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Melco Resorts Finance to, among other things, effect a consolidation or merger or sell assets. The indenture governing the 2019 5.375% Senior Notes also contains conditions and events of default customary for such financings.

F-
40

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2019 5.375% Senior Notes
 - continued

On June 29, 2021, the 2019 5.375% Senior Notes, which were originally listed on the Official List of the Singapore Exchange Securities Trading Limited (the “SGX”), were also listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.
2020 5.750% Senior Notes
On July 21, 2020, Melco Resorts Finance issued $500,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 100% of the principal amount (the “First 2020 5.750% Senior Notes”); and on August 11, 2020, Melco Resorts Finance further issued $350,000 in aggregate principal amount of 5.750% senior notes due July 21, 2028 at an issue price of 101% of the principal amount (the “Second 2020 5.750% Senior Notes
” and together with the First 2020 5.750% Senior Notes, the “2020 5.750% Senior Notes”).
The Second 2020 5.750% Senior Notes are consolidated and form a single series with the First 2020 5.750% Senior Notes. The interest on the 2020 5.750% Senior Notes is accrued at a rate of 5.750% per annum, payable semi-annually in arrears on January 21 and July 21 of each year, and commenced on January 21, 2021. The 2020 5.750% Senior Notes are general obligations of Melco Resorts Finance, rank equally in right of payment to all existing and future senior indebtedness of Melco Resorts Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Melco Resorts Finance and are effectively subordinated to all of Melco Resorts Finance’s existing and future secured indebtedness to the extent of the value of the assets securing such debt and to the indebtedness of Melco Resorts Finance’s subsidiaries. The net proceeds from the offering of the 2020 5.750% Senior Notes were partially used to repay the 2020 Credit Facilities (as described below) in July 2020 and with the remaining amount used for general corporate purposes.
Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time prior to July 21, 2023 at a “make-whole” redemption price. On or after July 21, 2023, Melco Resorts Finance has the option to redeem all or a portion of the 2020 5.750% Senior Notes at any time at fixed redemption prices that decline ratably over time. In addition, Melco Resorts Finance has the option to redeem up to 35% of the 2020 5.750%
Senior Notes with the net cash proceeds from one or more equity offerings at a fixed redemption price at any time prior to July 21, 2023. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture, Melco Resorts Finance also has the option to redeem in whole, but not in part the 2020 5.750% Senior Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture, each holder of the 2020 5.750% Senior Notes will have the right to require Melco Resorts Finance to repurchase all or any part of such holder’s 2020 5.750% Senior Notes at a fixed redemption price.
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

F-
4
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
The net proceeds from the offering of the 2020 Studio City Notes were partially used to redeem in full the previous senior secured notes of Studio City Company, with accrued interest and redemption premium in August 2020 and with the remaining amount used for the capital expenditures of the remaining development project at Studio City.
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities as described below) (the “2020 Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2020 Studio City Notes on a senior basis (the “2020 Studio City Notes Guarantees”). The 2020 Studio City Notes Guarantees are general obligations of the 2020 Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2020 Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2020 Studio City Notes Guarantors. The 2020 Studio City Notes Guarantees are effectively subordinated to the 2020 Studio City Notes Guarantors’ obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to July 15, 2022, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.000% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2020 6.000% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.000% SC Notes at any time at fixed redemption prices that decline ratably over time. At any time prior to July 15, 2023, Studio City Finance has the options i) to redeem all or a portion of the 2020 6.500% SC Notes at a “make-whole” redemption price; and ii) to redeem up to 35%
of the 2020 6.500% SC Notes with the net cash proceeds of certain equity offerings at a fixed redemption price. Thereafter, Studio City Finance has the option to redeem all or a portion of the 2020 6.500% SC Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2020 Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2020 Studio City Notes, each holder of the 2020 Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2020 Studio City Notes at a fixed redemption price.
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
There are provisions under the indenture governing the 2020 Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2021, the net assets of Studio City Finance and its restricted subsidiaries of approximately $964,000 were restricted from being distributed under the terms of the 2020 Studio City Notes.
2021 5.000% Studio City Notes
On January 14, 2021, Studio City Finance issued $750,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 100% of the principal amount (the “First 2021 5.000% Studio City Notes”); and on May 20, 2021, Studio City Finance further issued $350,000 in aggregate principal amount of 5.000% senior notes due January 15, 2029 at an issue price of 101.50% of the principal amount (the “Additional 2021 5.000%
Studio City Notes” and together with the First 2021 5.000% Studio City Notes, the “2021 5.000% Studio City Notes”). The Additional 2021 5.000% Studio City Notes are consolidated and form a single series with the First 2021 5.000% Studio City Notes. The interest on the 2021 5.000% Studio City Notes is accrued at a rate of 5.000% per annum, payable semi-annually in arrears on January 15 and July 15 of each year, and commenced on July 15, 2021. The 2021 5.000% Studio City Notes are general obligations of Studio City Finance, rank equally in right of payment to all existing and future senior indebtedness of Studio City Finance, rank senior in right of payment to any existing and future subordinated indebtedness of Studio City Finance and are effectively subordinated to all of Studio City Finance’s existing and future secured indebtedness to the extent of the value of the property and assets securing such indebtedness.
The net proceeds from the offering of the 2021 5.000% Studio City Notes were partially used to fund the Conditional Tender Offer and the Redemption of the 2019 7.250% Studio City Notes (as described below); and with the remaining balance to partially fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes.
All of the existing subsidiaries of Studio City Finance and any other future restricted subsidiaries that provide guarantees of certain specified indebtedness (including the 2016 Studio City Credit Facilities) (the “2021 5.000% Studio City Notes Guarantors”) jointly, severally and unconditionally guarantee the 2021 5.000% Studio City Notes on a senior basis (the “2021 5.000% Studio City Notes Guarantees”). The 2021 5.000% Studio City Notes Guarantees are general obligations of the 2021 5.000% Studio City Notes Guarantors, rank equally in right of payment to all existing and future senior indebtedness of the 2021 5.000% Studio City Notes Guarantors and rank senior in right of payment to any existing and future subordinated indebtedness of the 2021 5.000% Studio City Notes Guarantors. The 2021 5.000% Studio City Notes Guarantees are effectively subordinated to the 2021 5.000% Studio City Notes Guarantors’

F-4
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(a) Senior Notes
 - continued
2021 5.000% Studio City Notes
 - continued

obligations under all existing and any future secured indebtedness to the extent of the value of such property and assets securing such indebtedness.
At any time prior to January 15, 2024, Studio City Finance has the options i) to redeem all or a portion of the 2021 5.000% Studio City Notes at a “make-whole” redemption price; and ii) to redeem up to 35% of the 2021 5.000% Studio City Notes with the net cash proceeds of certain equity offerings at a fixed redemption price.
Thereafter, Studio City Finance has the option to redeem all or a portion of the 2021 5.000% Studio City Notes at any time at fixed redemption prices that decline ratably over time. Further, under certain circumstances and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, Studio City Finance also has the option to redeem in whole, but not in part the 2021 5.000% Studio City Notes at fixed redemption prices. In certain events that relate to a change of control or a termination of the gaming subconcession of Melco Resorts Macau and subject to certain exceptions as more fully described in the indenture governing the 2021 5.000% Studio City Notes, each holder of the 2021 5.000% Studio City Notes will have the right to require Studio City Finance to repurchase all or any part of such holder’s 2021 5.000% Studio City Notes at a fixed redemption price.
The indenture governing the 2021 5.000% Studio City Notes contains certain covenants that, subject to certain exceptions and conditions, limit the ability of Studio City Finance and its restricted subsidiaries to, among other things: (i) incur or guarantee additional indebtedness; (ii) make specified restricted payments; (iii) issue or sell capital stock; (iv) sell assets; (v) create liens; (vi) enter into agreements that restrict the restricted subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans; (vii) enter into transactions with shareholders or affiliates; and (viii) effect a consolidation or merger. The indenture governing the 2021 5.000% Studio City Notes also contains conditions and events of default customary for such financings.
There are provisions under the indenture governing the 2021 5.000% Studio City Notes that limit or prohibit certain payments of dividends and other distributions by Studio City Finance and its restricted subsidiaries to companies or persons who are not Studio City Finance or restricted subsidiaries of Studio City Finance, subject to certain exceptions and conditions. As of December 31, 2021, the net assets of Studio City Finance and its restricted subsidiaries of approximately $964,000 were restricted from being distributed under the terms of the 2021 5.000% Studio City Notes.
On July 26, 2021, the 2021 5.000% Studio City Notes, which were originally listed on the SGX, were also listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.
2019 7.250% Studio City Notes
On February 11, 2019, Studio City Finance issued $600,000 in aggregate principal amount of 7.250% senior notes due February 11, 2024 at an issue price of 100% of the principal amount (the “2019 7.250% Studio City Notes”). The interest on the 2019 7.250% Studio City Notes was accrued at a rate of 7.250% per annum and was payable semi-annually in arrears. The net proceeds from the offering of the 2019 7.250% Studio City Notes were used to partially fund the conditional tender offer and the remaining outstanding balance with accrued interest of the previous senior notes of Studio City Finance in March 2019 and with the remaining amount used for general corporate purposes.

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
Studio City Finance used a portion of the net proceeds from the offering of the First 2021 5.000% Studio City Notes to fund the Conditional Tender Offer, and, on February 17, 2021, redeem the 2019 7.250% Studio City Notes in aggregate principal amount of $252,944 which remained outstanding following the completion of the Conditional Tender Offer, together with accrued interest (the “Redemption”).
In connection with the full redemption of the 2019 7.250% Studio City Notes, the Company recorded a loss on extinguishment of debt of $28,817 during the year ended December 31, 2021.
(b) Credit Facilities
2015 Credit Facilities
On June 29, 2015, Melco Resorts Macau (the “Borrower”) amended and restated the Borrower’s prior senior secured credit facilities agreement from Hong Kong dollars (“HK$”)
 9,362,160,000
(equivalent to
$1,203,362) to a HK$13,650,000,000 (equivalent to $1,750,000) senior secured credit facilities agreement (the “2015 Credit Facilities”), comprising a HK$3,900,000,000 (equivalent to $500,000) term loan facility (the “2015 Term Loan Facility”) and a HK$9,750,000,000 (equivalent to $1,250,000) multicurrency revolving credit facility (the “2015 Revolving Credit Facility”).
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
Before the signing and effective date of the Waiver Letter (as described below), the maturity date of the 2015 Credit Facilities was: (i) June 29, 2021 in respect of the 2015 Term Loan Facility; and (ii) June 29, 2020 in respect of the 2015 Revolving Credit Facility, or if earlier, the date of repayment, prepayment or cancellation in full of the 2015 Credit Facilities. The 2015 Term Loan Facility was repayable in quarterly instalments according to an amortisation schedule. Each loan made under the 2015 Revolving Credit Facility is repayable in full on the last day of an agreed upon interest period in respect of the loan, generally ranging from one to six months, or rolling over subject to compliance with certain covenants and satisfaction of conditions precedent. Borrowings under the 2015 Credit Facilities bore interest at the Hong Kong Interbank Offered Rate (“HIBOR”) plus a margin ranging from 1.25% to 2.50% per annum as adjusted in accordance with the leverage ratio in respect of the 2015 Borrowing Group (as described below). The Borrower was permitted to select an interest period for borrowings under the 2015 Credit Facilities ranging from one to six months or any other agreed period.

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
Compliance with certain provisions of the 2015 Credit Facilities were waived pursuant to a waiver letter from Bank of China Limited, Macau Branch (in its capacity as the sole lender under the 2015 Credit Facilities) (“BOC Macau”) to the Borrower dated April 29, 2020 (the “Waiver Letter”). The Waiver Letter became effective on May 7, 2020. Pursuant to the terms of the Waiver Letter, BOC Macau agreed, among other things, to relax the Borrower’s obligations under the 2015 Credit Facilities by way of a waiver of (i) to extend the maturity date of the 2015 Credit Facilities to June 24, 2022; (ii) the repayment term of the 2015 Term Loan Facility; (iii) interest rate of the borrowings change to HIBOR plus a margin of 1% per annum; (iv) the requirement to comply with substantially all information undertakings, financial covenants, general undertakings and mandatory prepayment provisions, (v) the requirement to make substantially all of the representations, and (vi) certain current and/or future defaults and events of default that may arise under the terms of the 2015 Credit Facilities, subject to certain conditions and terms.
As of December 31, 2021, the outstanding principal amount of the 2015 Term Loan Facility and the 2015 Revolving Credit Facility was HK$1,000,000 (equivalent to $128) and nil, respectively, and the available borrowing capacity under 2015 Revolving Credit Facility was HK$1,000,000 (equivalent to $128).
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
With effect from May 7, 2020, the provisions that limited certain payments of dividends and other distributions by the 2015 Borrowing Group to companies or persons who were not members of the 2015 Borrowing Group were waived pursuant to the terms of the Waiver Letter.
Under the 2015 Credit Facilities, in the event of a change of control, the Borrower may be required, at the election of any lender under the 2015 Credit Facilities, to repay such lender in full. In addition, termination or rescission of Melco Resort Macau’s subconcession contract or land concessions would constitute an event of default. As with substantially all of the undertakings and covenants under the 2015 Credit Facilities, however, these provisions are subject to a continuing waiver under the terms of the Waiver Letter.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2015 Credit Facilities
 - continued
The Borrower is obligated to pay a commitment fee on the undrawn amount of the 2015 Revolving Credit Facility and recognized loan commitment fees of $1, $1,512 and $2,322 during the years ended December 31, 2021, 2020 and 2019, respectively.

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
Borrowings under the 2020 Credit Facilities bear interest at HIBOR plus a margin ranging from 1.00% to 2.00% per annum as adjusted in accordance with the leverage ratio in respect of MCO Nominee One and certain of its specified subsidiaries. MCO Nominee One may select an interest period for borrowings under the 2020 Credit Facilities ranging from one to six months or any other agreed period. MCO Nominee One is obligated to pay a commitment fee quarterly in arrears from April 29, 2020 on the undrawn amount of the 2020 Credit Facilities and recognized loan commitment fees of $10,613 and $6,022 during the years ended December 31, 2021 and 2020.
On November 26, 2020, MCO Nominee One received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to waive certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities, in each case in respect of the relevant periods ended on the following applicable test dates: (a) December 31, 2020; (b) March 31, 2021; (c) June 30, 2021; (d) September 30, 2021; and (e) December 31, 2021. Such consent became effective on December 2, 2020.
On November 5, 2021, MCO Nominee One further received confirmation that the majority of lenders of the 2020 Credit Facilities consented and agreed to waive certain financial condition covenants contained in the facility agreement under the 2020 Credit Facilities, in each case in respect of the relevant periods ended or

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

13.	LONG-TERM DEBT, NET - continued
(b) Credit Facilities
 - continued
2020 Credit Facilities
 - continued

ending on the following applicable test dates: (a) March 31, 2022; (b) June 30, 2022; (c) September 30, 2022; and (d) December 31, 2022. Such consent became effective on November 9, 2021.
As of December 31, 2021, the outstanding principal amount of the 2020 Credit Facilities was HK$3,117,000,000 (equivalent to $399,693), and the available borrowing capacity under the 2020 Credit Facilities was HK$11,733,000,000 (equivalent to $1,504,523).

2016 Studio City Credit Facilities
On November 30, 2016, Studio City Company (the “Studio City Borrower”) amended and restated the Studio City Borrower’s prior senior secured credit facilities agreement from HK$10,855,880,000 (equivalent to $1,395,357) to a HK$234,000,000 (equivalent to $30,077) senior secured credit facilities agreement (the “2016 Studio City Credit Facilities”), comprising a HK$1,000,000 (equivalent to $129) term loan facility (the “2016 SC Term Loan Facility”) and a HK$233,000,000 (equivalent to $29,948) revolving credit facility (the “2016 SC Revolving Credit Facility”). As of December 31, 2021, the outstanding principal amount of the 2016 SC Term Loan Facility and the 2016 SC Revolving Credit Facility were HK$1,000,000 (equivalent to $128) and nil, respectively, and the available borrowing capacity under the 2016 SC Revolving Credit Facility was HK$233,000,000 (equivalent to $29,878).
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
In addition, modification, expiry, or termination of the gaming subconcession of Melco Resorts Macau in circumstances that have a material adverse effect on the 2016 Studio City Borrowing Group (as a whole) will allow lenders to elect for the mandatory prepayment of all outstanding loan amounts.
There are provisions that limit certain payments of dividends and other distributions by the 2016 Studio City Borrowing Group to companies or persons who are not members of the 2016 Studio City Borrowing Group. As of December 31, 2021, the net assets of Studio City Investments and its restricted subsidiaries of approximately $900,000 were restricted from being distributed under the terms of the 2016 Studio City Credit Facilities.
Borrowings under the 2016 Studio City Credit Facilities bear interest at HIBOR plus a margin of 4% per annum. The Studio City Borrower may select an interest period for borrowings under the 2016 Studio City Credit Facilities ranging from one to six months or any other agreed period. The Studio City Borrower is obligated to pay a commitment fee on the undrawn amount of the 2016 SC Revolving Credit Facility and recognized loan commitment fees of $419, $421 and $416 during the years ended December 31, 2021, 2020 and 2019, respectively.
Philippine Credit Facility
On October 14, 2015, Melco Resorts and Entertainment (Philippines) Corporation (“MRP”), a majority-owned subsidiary of Melco, entered into an on-demand, unsecured credit facility agreement of Philippine Pesos (“PHP”)
2,350,000,000
(equivalent to
$49,824), as amended from time to time (the “Philippine Credit Facility”) with a lender to finance advances to Melco Resorts Leisure (PHP) Corporation (“Melco Resorts Leisure”), a majority-owned subsidiary of Melco. As of December 31, 2021, the Philippine Credit Facility availability period, as amended from time to time, is up to January 31, 2022 and was further extended to May 1, 2022, in January 2022, and the maturity date of each individual drawdown, as amended from time to time, to be the earlier of: (i) the date which is 180 days from the date of drawdown, and (ii) the date which is 180 days after the end of the availability period.
The individual drawdowns under the Philippine Credit Facility are subject to certain conditions precedent, including issuance of a promissory note in favor of the lender evidencing such drawdown. As of December 31, 2021, borrowings under the Philippine Credit Facility bear interest, as amended from time to time, at the higher of: (i) the PHP BVAL Reference Rate of

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
As of December 31, 2021, the Philippine Credit Facility had not yet been drawn and the available borrowing capacity under the Philippine Credit Facility was PHP2,350,000,000 (equivalent to $46,283).
(c) Borrowing Rates and Scheduled Maturities of Long-term Debt
During the years ended December 31, 2021, 2020 and 2019, the Company’s average borrowing rates were approximately 5.43%, 5.71% and 5.45% per annum, respectively.

Scheduled maturities of the long-term debt (excluding unamortized deferred financing costs and original issue premiums) as of December 31, 2021 are as follows:

Year ending December 31,
2022	$128
2023	—
2024	—
2025	1,899,693
2026	500,000
Over 2026	4,200,128

$6,599,949

14.	LEASES
Lessee Arrangements
The Company is the lessee under operating and finance leases for equipment and real estate, including the land and certain of the building structures for City of Dreams Manila under the MRP Lease Agreement as described in Note 22, Cyprus casino sites, Mocha Clubs sites, office space, warehouses, staff quarters, and certain parcels of land in Macau on which Altira Macau, City of Dreams and Studio City are located. Certain lease agreements provide for periodic rental increases based on both contractually agreed incremental rates and on the general inflation rate once agreed by the Company and its lessors and in some cases contingent rental expenses stated as a percentage of turnover. Certain leases include options to extend the lease term and options to terminate the lease term. The land concession contracts in Macau have a term of
25 years, which is renewable for further consecutive periods of 10 years, subject to applicable legislation in Macau. The estimated term related to the land concession contracts in Macau is 40 years.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	LEASES - continued
Lessee Arrangements
 - continued

The components of lease costs are as follows:

	Year Ended December 31,
	2021	2020	2019
Operating lease costs:
Amortization of land use rights	$22,832	$22,886	$22,659
Operating lease costs	29,401	31,039	39,681
Short-term lease costs	473	842	1,569
Variable lease costs	(629)	(5,565)	9,595
Finance lease costs:
Amortization of right-of-use assets	15,682	12,836	12,326
Interest costs	31,642	41,550	39,696

Total lease costs	$99,401	$103,588	$125,526

Other information related to lease term and discount rate is as follows:

	December 31,
	2021	2020
Weighted average remaining lease term
Operating leases	21.49 years	19.8 years
Finance leases	11.5 years	12.5 years
Weighted average discount rate
Operating leases	5.73%	5.76%
Finance leases	7.09%	13.49%
Maturities of lease liabilities as of December 31, 2021 are as follows:

	Operating Leases	Finance Leases
Year ending December 31,
2022	$17,211	$50,345
2023	9,089	49,232
2024	6,392	50,560
2025	6,107	50,560
2026	6,104	50,560
Over 2026	86,977	330,154

Total future minimum lease payments	131,880	581,411
Less: amount representing interest	(52,220)	(185,231)

Present value of future minimum lease payments	79,660	396,180
Current portion	(16,771)	(48,551)

Non-current portion	$62,889	$347,629

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

14.	LEASES - continued

Lessor Arrangements
The Company is the lessor under
non-cancellable
operating leases mainly for mall spaces in the sites of City of Dreams, City of Dreams Manila and Studio City with various retailers that expire at various dates through May 2035. Certain of the operating leases include minimum base fees with contingent fee clauses based on percentages of turnover.
During the years ended December 31, 2021 and 2020, the Company earned minimum operating lease income of $45,019 and $37,257, respectively and contingent operating lease income of
 $5,080 and $(1,955),
respectively. Total lease income for the years ended December 31, 2021 and 2020 were reduced by $882 and
 $18,356
as a result of the rent concessions and uncollectable lease income related to the effects of the COVID-19 outbreak, respectively. During the year ended December 31, 2019, the Company earned minimum operating lease income of
$36,938 and contingent operating lease income of $14,295.
Future minimum fees, excluding the contingent fees to be received under non-cancellable
operating leases as of December 31, 2021 were as follows:

Year ending December 31,
2022	$48,136
2023	43,647
2024	43,789
2025	44,306
2026	20,287
Over 2026	2,758

$202,923

15.	FAIR VALUE MEASUREMENTS
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
The estimated fair value of long-term debt as of December 31, 2021
and
2020, were approximately $
6,370,180
and $
5,982,252
, respectively, as compared to its carrying value, excluding unamortized deferred financing costs and original issue premiums, of $
6,599,949
and $
5,700,168
,
respectively. Fair values were estimated using quoted market prices and were classified as level 1 in the fair value hierarchy for the 2017 4.875% Senior Notes, the 2019 5.250% Senior Notes, the 2019 5.625% Senior Notes, the 2019 5.375% Senior Notes, the 2020 5.750% Senior Notes, the 2020 Studio City Notes, the 2021 5.000% Studio City Notes and the 2019 7.250% Studio City Notes. Fair values for the 2015 Credit Facilities, the 2020 Credit Facilities and the 2016 Studio City Credit Facilities approximated the carrying values as the instruments carried variable interest rates that approximated the market rates and were classified as level 2 in the fair value hierarchy.
As of December 31, 2021 and 2020, the Company did not have any non-financial
assets or liabilities that were recognized or disclosed at fair value in the accompanying consolidated financial statements.

16.	CAPITAL STRUCTURE
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
No ordinary shares were issued by Melco to its depositary bank for future vesting of restricted shares and exercise of share options during the years ended December 31, 2021, 2020 and 2019. Melco issued 6,042,543, 2,694,507 and 1,398,840 of ordinary shares upon vesting of restricted shares; and 2,478,594, 389,181 and 666,255 of ordinary shares upon exercise of share options during the years ended December 31, 2021, 2020 and 2019, respectively.
On March 21, 2018, the Board of Directors of Melco authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period which commenced on March 21, 2018 under a share repurchase program. On November 8, 2018, the Board of Directors of Melco further authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $500,000 over a three-year period commenced on November 8, 2018 under an additional share repurchase program (this share repurchase program together with the share repurchase program authorized on March 21, 2018, the “2018 Share Repurchase Programs”). Purchases under the 2018 Share Repurchase Programs might be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing and the amount of ordinary shares and/or ADSs purchased were determined by Melco’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The share repurchase program that was authorized on March 21, 2018 expired on March 21, 2021. The 2021 Share Repurchase Program (as described below) is effective on June 2, 2021 and replaced the share repurchase program that was authorized on November 8, 2018 and originally due to expire in November 2021.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

16.	CAPITAL STRUCTURE - continued
Treasury Shares
 - continued

On June 2, 2021, the Board of Directors
of
Melco authorized the repurchase of Melco’s ordinary shares and/or ADSs of up to an aggregate of $
500,000
over a
three-year
period which commenced on June 2, 2021 under a share repurchase program (the “2021 Share Repurchase Program”). Purchases under the 2021 Share Repurchase Program may be made from time to time on the open market at prevailing market prices, including pursuant to a trading plan in accordance with Rule
10b-18
and/or Rule
10b5-1
of the U.S. Securities Exchange Act, and/or in privately-negotiated transactions. The timing and the amount of ordinary shares and/or ADSs purchased were determined by Melco’s management based on its evaluation of market conditions, trading prices, applicable securities laws and other factors. The 2021 Share Repurchase Program may be suspended, modified or terminated by Melco at any time prior to its expiration.
During the year ended December 31, 2021, 5,372,045 ADSs, equivalent to 16,116,135 ordinary shares were repurchased under the 2021 Share Repurchase Program, of which nil ordinary shares repurchased were retired. During the year ended December 31, 2020, 3,148,824 ADSs, equivalent to 9,446,472 ordinary shares were repurchased under the 2018 Share Repurchase Programs, of which nil ordinary shares repurchased were retired. During the year ended December 31, 2019, no ordinary share w ere
repurchased under the 2018 Share Repurchase Programs, while 81,952,230 ordinary shares previously repurchased under the 2018 Share Repurchase Programs were retired.
As of December 31, 2021 and 2020, Melco had 1,456,547,942 and 1,456,547,942 issued ordinary shares, and 33,177,628 and 25,582,630 treasury shares, with 1,423,370,314 and 1,430,965,312 ordinary shares outstanding, respectively.

17.	INCOME TAXES
(Loss) income before income tax consisted of:

	Year Ended December 31,
	2021	2020	2019
Macau operations	$(456,089)	$(772,988)	$665,591
Hong Kong operations	(434,618)	(342,715)	(72,676)
Philippine operations	(51,436)	(102,990)	61,768
Cyprus operations	(13,454)	(11,190)	16,432
Other jurisdictions operations	2,018	(227,644)	(268,548)

(Loss) income before income tax	$(953,579)	$(1,457,527)	$402,567

F-5
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

The income tax expense (credit) consisted of:

	Year Ended December 31,
	2021	2020	2019
Income tax expense - current:
Macau Complementary Tax	$172	$6,402	$1,130
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,367	2,345
Hong Kong Profits Tax	48	38	64
Philippine Corporate Income Tax	1	59	5
Philippine withholding tax on dividends	2,937	—	—
Cyprus Corporate Income Tax	188	—	1,699
Income tax in other jurisdictions	323	2,182	1,867

Sub-total	6,028	11,048	7,110

(Over) under provision of income taxes in prior years:
Macau Complementary Tax	(874)	(544)	38
Hong Kong Profits Tax	18	(2)	(3)
Philippine Corporate Income Tax	(62)	(5)	(1)
Cyprus Corporate Income Tax	—	58	—
Income tax in other jurisdictions	14	482	326

Sub-total	(904)	(11)	360

Income tax (credit) expense - deferred:
Macau Complementary Tax	(4,535)	(9,762)	(900)
Hong Kong Profits Tax	2,493	(26)	(341)
Philippine Corporate Income Tax	209	(3,774)	2,283
Cyprus Corporate Income Tax	—	(64)	(606)
Income tax in other jurisdictions	(406)	(324)	433

Sub-total	(2,239)	(13,950)	869

Total income tax expense (credit)	$2,885	$(2,913)	$8,339

F-5
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

A reconciliation of the income tax expense (credit) from (loss) income before income
tax per the accompanying consolidated statements of operations is as follows:

	Year Ended December 31,
	2021	2020	2019
(Loss) income before income tax	$(953,579)	$(1,457,527)	$402,567
Macau Complementary Tax rate	12%	12%	12%
Income tax (credit) expense at Macau Complementary Tax rate	(114,429)	(174,903)	48,308
Lump sum in lieu of Macau Complementary Tax on dividends	2,359	2,367	2,345
Effect of different tax rates of subsidiaries operating in other jurisdictions	(31,653)	(36,938)	2,178
(Over) under provision in prior years	(904)	(11)	360
Effect of income for which no income tax expense is payable	(6,308)	(8,171)	(9,763)
Effect of expenses for which no income tax benefit is receivable	101,111	107,037	54,856
Effect of profits generated by gaming operations exempted	(10,851)	—	(165,947)
Effect of tax losses that cannot be carried forward	6,742	32,605	—
Changes in valuation allowances	(13,360)	32,166	30,473
Change in income tax rate	16,521	—	—
Expired tax losses	53,657	42,935	45,529

Income tax expense (credit)	$2,885	$(2,913)	$8,339

Melco and certain of its subsidiaries are exempt from tax in the Cayman Islands or British Virgin Islands, where they are incorporated, while Melco is subject to Hong Kong Profits Tax on profits from its activities conducted in Hong Kong. Certain subsidiaries incorporated or conducting businesses in Macau, Hong Kong, the Philippines, Cyprus and other jurisdictions are subject to Macau Complementary Tax, Hong Kong Profits Tax, Philippine Corporate Income Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions, respectively, during the years ended December 31, 2021, 2020 and 2019.
Macau Complementary Tax, Hong Kong Profits Tax, Cyprus Corporate Income Tax and income tax in other jurisdictions have been provided at 12%, 16.5%, 12.5% and the respective tax rates in other jurisdictions, on the estimated taxable income earned in or derived from the respective jurisdictions, during the years ended December 31, 2021, 2020 and 2019, if applicable.
On March 26, 2021, the Corporate Recovery and Tax Incentives for Enterprises (“CREATE”) was signed by President Duterte of the Philippines as Republic Act (RA) No. 11534 and took effect on April 11, 2021. CREATE reduced the minimum corporate income tax in the Philippines from
2% to 1% starting July 1, 2020 until June 30, 2023 and the corporate income tax rate in the Philippines from 30% to 25% starting July 1, 2020.
Pursuant to the approval notice issued by the Macau government in September 2016, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming operations for an additional five years from 2017 to 2021. One of Melco’s subsidiaries in Macau was also exempted from Macau Complementary Tax on profits generated from income received from Melco Resorts Macau for an additional five years from 2017 to 2021, to the extent that such income is derived from Studio City gaming operations and has been subject to gaming tax pursuant to a notice issued by the Macau

F-5
6

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

government in January 2017. The exemption coincides with Melco Resorts Macau’s exemption from Macau Complementary Tax. Pursuant to Dispatch of the Macau Chief Executive dated February 17, 2022, Melco Resorts Macau was granted an extension of the Macau Complementary Tax exemption on profits generated from gaming revenues for the period from January 1, 2022 to June 26, 2022. Such subsidiary has applied for the extension of the Macau Complementary Tax exemption for the same period in 2022 and the application is currently pending approval by the Macau government. The non-gaming
profits and dividend distributions of such subsidiary to its shareholders continue to be subject to Macau Complementary Tax. Melco Resorts Macau’s non-gaming
profits also remain subject to Macau Complementary Tax and Melco Resorts Macau casino revenues remain subject to the Macau special gaming tax and other levies in accordance with its gaming subconcession agreement.
The gaming operations of Melco Resorts Leisure, the operator of City of Dreams Manila, are exempt from Philippine Corporate Income Tax, among other taxes, pursuant to the PAGCOR charter and are subject to license fees which are inclusive of the 5% franchise tax payable to PAGCOR based on gross gaming revenue in the Philippines, in lieu of all other taxes.
During the year ended December 31, 2021, Melco Resorts Macau and Melco’s subsidiary in Macau did not have any profits generated by gaming operations exempted from Macau Complementary Tax, while had Melco Resorts Leisure not received the income tax exemption on profits generated by gaming operations in the Philippines, the Company’s consolidated net loss attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2021 would have been increased by $10,688
,
and diluted loss per share would have been increased by $0.007 per share. During the year ended December 31, 2020, Melco Resorts Macau, Melco Resorts Leisure and Melco’s subsidiary in Macau did not have any profits generated by gaming operations exempted from Macau Complementary Tax and Philippine Corporate Income Tax. During the year ended December 31, 2019, had Melco Resorts Macau, Melco Resorts Leisure and Melco’s subsidiary in Macau not received the income tax exemption on profits generated by gaming operations in Macau and the Philippines, the Company’s consolidated net income attributable to Melco Resorts & Entertainment Limited for the year ended December 31, 2019 would have been reduced by
$145,617, and diluted earnings per share would have been reduced by $0.101 per share.
In August 2017, Melco Resorts Macau received an extension of the agreement with the Macau government for an additional five years applicable to tax years 2017 through 2021, in which the extension agreement provides for an annual payment of MO
P
18,900,000 (equivalent to $2,359) as
payments in lieu of Macau Complementary Tax otherwise due by the shareholders of Melco Resorts Macau on dividend distributions from gaming profits. Such annual payment is required regardless of whether dividends are actually distributed or whether Melco Resorts Macau has distributable profits in the relevant year. Melco Resorts Macau has applied for an extension of such arrangement from January 1, 2022 to June 26, 2022 at an amount to be set by the Macau government.
The effective tax rates for the years ended December 31, 2021, 2020 and 2019 were (0.30)%, 0.20% and 2.07%, respectively. Such rates differ from the statutory Macau Complementary Tax rate of 12
%,
where the Company’s majority operations are located, primarily due to the effect of expired tax losses, the effect of changes in valuation allowances, the effect of expenses for which no income tax benefit is receivable, the effect of income for which no income tax expense is payable and the effect of different tax rates of subsidiaries operating in other jurisdictions for the relevant years together with the effect of profits generated by gaming operations being exempted from Philippine Corporate Income Tax, the effect of tax losses that cannot be carried forward and the effect of change in income tax rate for the year ended

F-5
7

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

December 31, 2021; the effect of tax losses that cannot be carried forward for the year ended December 31, 2020 and the effect of profits generated by gaming operations being exempted from Macau Complementary Tax and Philippine Corporate Income Tax for the year ended December 31, 2019.
The net deferred tax liabilities as of December 31, 2021 and 2020 consisted of the following:

	December 31,
	2021	2020
Deferred tax assets
Net operating losses carried forward	$190,779	$220,287
Depreciation and amortization	70,110	64,588
Lease liabilities	48,887	48,184
Others	4,159	4,974

Sub-total	313,935	338,033

Valuation allowances	(267,316)	(284,656)

Total deferred tax assets	46,619	53,377

Deferred tax liabilities
Right-of-use assets	(25,817)	(28,942)
Land use rights	(45,963)	(47,690)
Intangible assets	(505)	(508)
Unrealized capital allowances	(5,141)	(7,553)
Others	(6,194)	(8,260)

Total deferred tax liabilities	(83,620)	(92,953)

Deferred tax liabilities, net	$(37,001)	$(39,576)

As of December 31, 2021 and 2020, valuation allowances of $267,316 and $284,656 were provided, respectively, as management believes it is more likely than not that these deferred tax assets will not be realized. As of December 31, 2021, adjusted operating tax losses carried forward of $80,034 have no expiry date and the remaining tax losses amounting to $1,238,220 will expire by 2022 through 2031. Adjusted operating tax losses carried forward of
 $347,744 expired during the year ended December 31, 2021.
Deferred tax, where applicable, is provided under the asset and liability method at the enacted statutory income tax rate of the respective tax jurisdictions, applicable to the respective financial years, on the difference between the consolidated financial statements carrying amounts and income tax base of assets and liabilities.
Aggregate undistributed earnings of certain
 of
Melco’s foreign subsidiaries available for distribution to Melco of approximately $846,735 and $893,024 as at December 31, 2021 and 2020, respectively, are considered to be indefinitely reinvested. Accordingly, no provision has been made for the dividend withholding taxes that would be payable upon the distribution of those amounts to Melco. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, Melco would have to record a deferred income tax liability in respect of those undistributed earnings of approximately $101,608 and $107,162 as at December 31, 2021 and 2020, respectively.

F-5
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

17.	INCOME TAXES - continued

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is presented as follows:

	Year Ended December 31,
	2021	2020	2019
At beginning of year	$15,132	$7,504	$4,929
Additions based on tax positions related to current year	2,028	8,057	2,575
Reductions due to expiry of the statute of limitations	(818)	(429)	—

At end of year	$16,342	$15,132	$7,504

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $16,342 and $15,132 as of December 31, 2021 and 2020, respectively.
As of December 31, 2021 and 2020, there were no interest and penalties related to uncertain tax positions recognized in the accompanying consolidated financial statements. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits within the next twelve months.
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

18.	SHARE-BASED COMPENSATION
2006 Share Incentive Plan
Melco adopted a share incentive plan in 2006 (“2006 Share Incentive Plan”), as amended, for grants of share options and nonvested shares of Melco’s ordinary shares to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award was 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2006 Share Incentive Plan was 100,000,000 over 10 years. On December 7, 2011, Melco adopted a new share incentive plan (“2011 Share Incentive Plan”) as described below and no further awards may be granted under the 2006 Share Incentive Plan on or after such date as all subsequent awards will be issued under the 2011 Share Incentive Plan.

F-5
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2006 Share Incentive Plan
 - continued

Share Options
A summary of the share options activity under the 2006 Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2021	1,884,291	$1.75
Exercised	(1,867,743)	1.75
Expired	(16,548)	1.75

Outstanding as of December 31, 2021	—	$—	—	$—

Fully vested and exercisable as of December 31, 2021	—	$—	—	$—

The following information is provided for share options under the 2006 Share Incentive Plan:

	Year Ended December 31,
	2021	2020	2019
Proceeds from the exercise of share options	$2,756	$397	$44

Intrinsic value of share options exercised	$7,370	$747	$920

As of December 31, 2021, there were no unrecognized compensation costs related to share options under the 2006 Share Incentive Plan.
2011 Share Incentive Plan
Melco adopted the 2011 Share Incentive Plan, effective on December 7, 2011, which had been subsequently amended and restated, for grants of various share-based awards, including but not limited to, options to purchase Melco’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award was 10 years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2011 Share Incentive Plan was 100,000,000 over 10 years, which could be raised up to 10% of the issued share capital upon shareholders’ approval. The 2011 Share Incentive Plan would have expired ten years after December 7, 2011.
Melco adopted a new share incentive plan in 2021 (“2021 Share Incentive Plan”) as described below, effective on December 6, 2021 (also the termination date of the 2011 Share Incentive Plan). Upon the termination of the 2011 Share Incentive Plan, no further awards may be granted under the 2011 Share Incentive Plan but the provisions of such plan shall remain in full force and effect in all other respects for any awards granted prior to the date of the termination of such plan.

F-
60

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued

Share Options
During the years ended December 31, 2021, 2020 and 2019, the exercise prices for share options granted under the 2011 Share Incentive Plan were determined at the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant. These share options became exercisable over vesting periods of two to three years. The share options granted expire 10 years from the date of grant.
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
The fair values of share options granted under the 2011 Share Incentive Plan were estimated on the dates of grant using the following weighted average assumptions:

	Year Ended December 31,
	2021	2020	2019
Expected dividend yield	2.5%	3.10%	2.75%
Expected stock price volatility	45.46%	43.50%	41.81%
Risk-free interest rate	1.00%	0.43%	2.34%
Expected term (years)	5.6	5.6	5.6
A summary of the share options activity under the 2011 Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2021	28,846,227	$5.93
Granted	4,606,884	6.84
Exercised	(787,074)	5.52
Forfeited or expired	(1,969,931)	5.99

Outstanding as of December 31, 2021	30,696,106	$6.07	6.70	$—

Fully vested and expected to vest as of December 31, 2021	30,696,106	$6.07	6.70	$—

Exercisable as of December 31, 2021	15,886,549	$6.77	5.08	$—

F-
6
1

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Share Options
 - continued

The following information is provided for share options under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2021	2020	2019
Weighted average grant date fair value	$2.28	$1.21	$2.59

Proceeds from the exercise of share options	$4,345	$664	$2,798

Intrinsic value of share options exercised	$1,655	$129	$1,201

As of December 31, 2021, there were $12,295 unrecognized compensation costs related to share options under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.79 years.
Restricted Shares
Certain restricted shares were approved by Melco to be granted under the 2011 Share Incentive Plan to the eligible management personnel of the Company in lieu of the 2020 bonus for their services performed during 2020. A total of
1,899,897 restricted shares were granted and vested immediately on March 31, 2021 (the “2020 Bonus Shares”) with the grant date fair value of $19.91 per ADS or $6.6367 per share, which was the closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant. Share-based compensation expenses of $13,799, of which $921 were capitalized, were recognized for such grant during the year ended December 31, 2020 based on the estimated bonus amount.
On July 7, 2021, a total of 52,056 restricted shares were granted to employees of an affiliated company, a subsidiary of Melco International, for their services rendered to Melco International, with vesting periods of three months to twelve months. The grant date fair value for these restricted shares, which was determined with reference to the market closing price of Melco’s ADS trading on the Nasdaq Global Select Market on the date of grant, were recognized as deemed distribution to Melco International in respect of share-based compensation against retained earnings over the vesting period. Deemed distribution to Melco International in respect of these restricted shares of $136 was recognized during the year ended December 31, 2021.
Other than the restricted shares granted under the 2020 Bonus Shares as described above, the grant date fair values for restricted shares granted under the 2011 Share Incentive Plan during the years ended December 31, 2021, 2020 and 2019, with vesting periods of generally three months to three years, were determined with reference to the market closing prices of Melco’s ADS trading on the Nasdaq Global Select Market on the dates of grant.

F-6
2

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2011 Share Incentive Plan
 - continued
Restricted Shares
 - continued

A summary of the restricted shares activity under the 2011 Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2021	13,356,630	$5.46
Granted	12,098,709	6.07
Vested	(6,297,699)	6.91
Forfeited	(626,256)	5.66

Unvested as of December 31, 2021	18,531,384	$5.35

The following information is provided for restricted shares under the 2011 Share Incentive Plan:

	Year Ended December 31,
	2021	2020	2019
Weighted average grant date fair value	$6.07	$4.17	$8.14

Grant date fair value of restricted shares vested	$43,533	$20,317	$8,825

As of December 31, 2021, there were $53,669 unrecognized compensation costs related to restricted shares under the 2011 Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 1.36 years.
2021 Share Incentive Plan
Melco adopted the 2021 Share Incentive Plan, effective on December 6, 2021, for grants of various share-based awards, including but not limited to, options to purchase Melco’s ordinary shares, restricted shares, share appreciation rights and other types of awards to eligible directors, employees and consultants of the Company and its affiliates. The maximum term of an award is
10
years from the date of the grant. The maximum aggregate number of ordinary shares to be available for all awards under the 2021 Share Incentive Plan may be increased from time to time, provided that the maximum aggregate number of Melco’s ordinary shares which may be issued upon exercise of options granted under the 2021 Share Incentive Plan shall not be more than
10%
of the total number of the issued share capital of Melco on the date the new plan limit is approved by the shareholders of Melco International in accordance with the applicable listing rules in Hong Kong. As of December 31, 2021, there were
145,654,794
ordinary shares available for grants of various share-based awards under the 2021 Share Incentive Plan.
During the year ended December 31, 2021, neither share options nor restricted shares were granted under the 2021 Share Incentive Plan.
Certain restricted shares were approved by Melco be granted under the 2021 Share Incentive Plan to the eligible management personnel of the Company and its affiliated company in lieu of the 2021 bonus for their services performed during 2021 (the “2021 Bonus Shares”). The 2021 Bonus Shares are expected to be

F-6
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
2021 Share Incentive Plan
 - continued

granted in April 2022 and vest immediately on its grant date. Based on the estimated bonus amount, share-based
compensation expenses of $10,929, of which $729 were capitalized, were recognized for such grant during the year ended December 31, 2021 for the management personnel rendered services to the Company and deemed distribution to Melco International in respect of the restricted shares granted to employees of an affiliated company of $272 was recognized during the year ended December 31, 2021.
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
442,630,330
shares and with up to
5
%
of the issued capital stock of MRP from time to time over 10 years. On April 24, 2019 and June 24, 2019, the board and the shareholders of MRP approved an amendment to the Amended Articles of Incorporation of MRP, respectively, whereby, without changing the total amount of the authorized capital stock, the par value per MRP common share was increased from
 PHP
1
(equivalent to $
0.02)
per share to PHP
500,000
(equivalent to $
9,857)
per share, thereby decreasing the total number of MRP common shares on a pro-rata
basis (“Reverse Stock Split”). The Reverse Stock Split was approved by the Philippine Securities and Exchange Commission (the “Philippine SEC”) on May 12, 2020. As of December 31, 2021, there were
305

MRP common shares available for grants of various share-based awards under the MRP Share Incentive Plan. All share and per share data of MRP common shares relating to the transactions carried out before May 12, 2020 as disclosed in the accompanying consolidated financial statements, represent the number of shares or value per share of MRP common shares before the Reverse Stock Split.
On May 22, 2019, MRP offered to all eligible participants of the MRP Share Incentive Plan the option to retire all outstanding equity awards, including the unvested share options, vested but unexercised share options and unvested restricted shares (collectively, the “MRP Outstanding Awards”) by the payment of cash to the eligible participants (the “MRP SIP Retirement Arrangements”) in light of the delisting of the MRP. The acquiescence of such MRP SIP Retirement Arrangements was obtained from the Philippine SEC on May 17, 2019. As a result of all eligible participants electing to participate in the MRP SIP Retirement Arrangements, all the MRP Outstanding Awards, including a total of
15,971,173 outstanding share options (including both unvested and vested but unexercised share options) and 29,068,424 outstanding restricted shares under the MRP Share Incentive Plan, were irrevocably cancelled and extinguished pursuant to the MRP SIP Retirement Arrangements on May 31, 2019 (the “MRP SIP Modification”).
Under the MRP SIP Retirement Arrangements, MRP will pay the eligible participants a fixed amount in cash (“MRP Settlement Amount”) according to the original vesting schedules of the outstanding share options and restricted shares, subject to other terms and conditions. The MRP Settlement Amount of the outstanding restricted shares is PHP7.25 (equivalent to $0.14)
per share, based on the offer price of a voluntary tender offer in 2018 and the MRP Settlement Amount of the outstanding share options which was determined using the Black-Scholes valuation model. The weighted average fair value of the share options at the modification date was
 PHP4.23 (equivalent to $0.08) per option.

F-6
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan
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
The fair values of the outstanding share options under the MRP SIP Retirement Arrangements at modification date were estimated using the following weighted average assumptions:

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
As at December 31, 2021 and 2020, the accrued liability associated with the cash-settled share options and restricted shares was nil and $333, respectively. No fair value gain or loss on remeasurement of the liability associated with the cash-settled share options and restricted shares was recognized for the years ended December 31, 2021, 2020 and 2019.
Share Options
There were no share options granted under the MRP Share Incentive Plan during the years ended December 31, 2021, 2020 and 2019.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan
 - continued
Share Options
 - continued
A summary of the share options activity under the MRP Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of share Options	Weighted Average Remaining Contractual Term
Cash-settled
Outstanding as of January 1, 2021	1,025,657
Vested	(1,025,657)

Outstanding as of December 31, 2021	—	—

There were no share options exercised under
the
MRP Share Incentive Plan for the years ended December 31, 2021, 2020 and 2019.
During the years ended December 31, 2021, 2020 and 2019, MRP paid $87, $495 and $760 to settle the vested share options that are classified as cash-settled awards under the MRP Share Inventive Plan, respectively.
As of December 31, 2021, there were no unrecognized compensation costs related to share options under the MRP Share Incentive Plan.

Restricted Shares
There were no restricted shares granted under the MRP Share Incentive Plan during the years ended December 31, 2021 2020, and 2019.
A summary of the restricted shares activity under the MRP Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Cash-settled
Unvested as of January 1, 2021	2,313,502	$0.15
Vested	(2,313,502)	0.15

Unvested as of December 31, 2021	—	$—

The following information is provided for restricted shares under the MRP Share Incentive Plan:

	Year Ended December 31,
	2021	2020	2019
Grant date fair value of restricted shares vested	$351	$1,030	$2,026

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
MRP Share Incentive Plan
 - continued
Restricted Shares
 - continued
During the years ended December 31, 2021, 2020 and 2019, MRP paid $346, $871 and $2,948 to settle the vested restricted shares that are classified as cash-settled awards under the MRP Share Incentive Plan, respectively.
As of December 31, 2021, there were no unrecognized compensation costs related to restricted shares under the MRP Share Incentive Plan.
Melco International Share Incentive Plan
On September 6, 2019, certain share-based awards under Melco International’s share option scheme adopted on May 30, 2012 and share purchase scheme adopted on October 18, 2007 (the “Melco International Share Incentive Plan”) were granted by Melco International to an employee of the Company.
In accordance with the applicable accounting standards, the share-based compensation expenses related to the grant of share-based awards under the Melco International Share Incentive Plan to an employee of the Company, to the extent of services received by the Company, are recognized in the accompanying consolidated statements of operations with a corresponding increase in additional paid-in
capital, representing capital contribution from Melco International.
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
10
years from the date of grant.
Melco International uses the
Black
-Scholes valuation model to determine the estimated fair value for each share option granted, with highly subjective assumptions, changes in which could materially affect the estimated fair value. Dividend yield is based on the estimate of annual dividends expected to be paid at the time of grant. Expected volatility is based on the historical volatility of Melco International’s ordinary shares trading on the Hong Kong Stock Exchange. Expected term is based upon the vesting term and the expected term adopted by other publicly traded companies. The risk-free interest rate used for each period presented is based on the Hong Kong Government Bond rate at the time of grant for the period equal to the expected term.
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
Melco International Share Incentive Plan
 - continued
Share Options
 - continued

A summary of the share options activity under the Melco International Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of Share Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding as of January 1, 2021	14,200,000	$2.45

Outstanding as of December 31, 2021	14,200,000	$2.43	7.69	$—

Fully vested and expected to vest as of December 31, 2021	14,200,000	$2.43	7.69	$—

Exercisable as of December 31, 2021	9,467,000	$2.43	7.69	$—

There were no
share options exercised under the Melco International Share Incentive Plan during the years ended December 31, 2021, 2020 and 2019. There were no share options granted under the Melco International Share Incentive Plan during the years ended December 31, 2021 and 2020. During the year ended December 31, 2019, the weighted average grant date fair value for share options under the Melco International Share Incentive Plan was
 $0.90.
As of December 31, 2021, there were $1,806 unrecognized compensation costs related to share options under the Melco International Share Incentive Plan and the costs are expected to be recognized over a weighted average period of 0.50 year.

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
Melco International Share Incentive Plan
 - continued
Restricted Shares
 - continued

withholding of the relevant portion of his/her Awards (the “Net Settlement Arrangement”). The Net Settlement Arrangement was approved by the board of Melco International on March 31, 2020 and further approved by the shareholders of Melco International for amendments to the Melco International Share Incentive Plan on June 5, 2020.
On June 30, 2020, an employee of the Company, who was granted certain share-based awards under the
Melco International Share Incentive Plan on September 6, 2019, elected the Net Settlement Arrangement on certain awards and approximately 2,569,000 restricted shares were modified from equity-settled to cash-settled with all other terms unchanged.
A summary of the restricted shares activity under the Melco International Share Incentive Plan for the year ended December 31, 2021, is presented as follows:

	Number of Restricted Shares	Weighted Average Grant Date Fair Value
Unvested as of January 1, 2021	3,252,000	$2.45
Vested	(1,626,000)	2.43

Unvested as of December 31, 2021	1,626,000	$2.43

During the years ended December 31, 2021 and 2020, the grant date fair value of restricted shares vested under the Melco International Share Incentive Plan were $3,953 and $3,979, respectively. There were no restricted shares vested under the Melco International Share Incentive Plan during the year ended December 31, 2019.

The weighted average grant date fair value for restricted shares under the Melco International Share Incentive Plan was $2.43 during the year ended December 31, 2019 and there were no restricted shares granted under the Melco International Share Incentive Plan during the years ended December 31, 2021 and 2020.
As of December 31, 2021, there were $
1,671
 unrecognized
compensation
costs related to restricted shares under the Melco International Share Incentive Plan and the costs are expected to be recognized over a weighted average period of
0.50
 year.

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

18.	SHARE-BASED COMPENSATION - continued
The share-based compensation expenses for the Company were recognized as follows:

	Year Ended December 31,
	2021	2020	2019
Share-based compensation expenses:
2011 Share Incentive Plan	$53,466	$49,579	$28,466
2021 Share Incentive Plan	10,929	—	—
MRP Share Incentive Plan	108	671	1,113
Melco International Share Incentive Plan	6,641	7,021	2,218

Total share-based compensation expenses	71,144	57,271	31,797
Less: Share-based compensation expenses capitalized in property and equipment	(3,187)	(2,879)	—

Share-based compensation expenses recognized in general and administrative expenses	$67,957	$54,392	$31,797

19.	EMPLOYEE BENEFIT PLANS
The Company has obligations to make the required contributions with respect to the defined contribution retirement benefits schemes as set out below.
The Company operates defined contribution fund schemes in different jurisdictions, which allow eligible employees to participate in defined contribution plans (the “Defined Contribution Fund Schemes”). The Company either contributes a fixed percentage of the eligible employees’ relevant income, a fixed amount or an amount which matches the contributions of the employees up to a certain percentage of relevant income to the Defined Contribution Fund Schemes. The Company’s contributions to the Defined Contribution Fund Schemes are vested with employees in accordance to vesting schedules, achieving full vesting ranging from originally
 4 to 10
years from the date of employment and changed to upon contribution to 10 years from the date of employment effective in April 2021. The Defined Contribution Fund Schemes were established under trusts with the fund assets being held separately from those of the Company by independent trustees.
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
During the years ended December 31, 2021, 2020 and 2019, the Company’s contributions into the defined contribution retirement benefits schemes were $26,984, $30,310 and $33,391, respectively.

F-
70

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

20.	DISTRIBUTION OF PROFITS
All subsidiaries of Melco incorporated in Macau are required to set aside a minimum of 10% to 25% of the entity’s profit after tax to the legal reserve until the balance of the legal reserve reaches a level equivalent to 25% to 50% of the entity’s share capital in accordance with the provisions of the Macau Commercial Code. The legal reserve sets aside an amount from the subsidiaries’ statements of operations and is not available for distribution to the shareholders of the subsidiaries. The appropriation of the legal reserve is recorded in the subsidiaries’ financial statements in the year in which it is approved by the board of directors of the relevant subsidiaries. As of December 31, 2021 and 2020, the aggregate balance of the reserves amounted to $31,524 and $31,524, respectively.
The Company’s borrowings, subject to certain exceptions and conditions, contain certain restrictions on paying dividends and other distributions, as defined in the respective indentures governing the relevant senior notes and credit facility agreements, details of which are disclosed in Note 13 under each of the respective borrowings.

21.	DIVIDENDS
In May 2020,
the Company suspended its quarterly dividend program due to the impact of the
COVID-19
outbreak.
On March 12, 2020, Melco paid a quarterly dividend of $0.05504 per share, and during the year ended December 31, 2020, Melco recorded a total amount of quarterly dividends of
$79,116 as a distribution against retained earnings.
On March 14, 2019, May 30, 2019, August 15, 2019 and November 22, 2019, Melco paid quarterly dividends of $0.0517, $0.0517, $0.05504 and $0.05504 per share, respectively, and during the year ended December 31, 2019, Melco recorded a total amount of quarterly dividends of $300,995 as distributions against retained earnings.

22.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA
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
On April 29, 2015, PAGCOR issued a regular casino gaming license, as amended (the “Regular License”) in replacement of a provisional license granted as of March 13, 2013, to the co-licensees
(the “Licensees”) namely, MPHIL Holdings No. 1 Corporation, a subsidiary of MRP, and its subsidiaries including Melco Resorts Leisure (collectively the “MPHIL Holdings Group”), SM Investments Corporation (“SMIC”), Belle Corporation (“Belle”) and PremiumLeisure and Amusement, Inc. (“PLAI”) (SMIC, Belle and PLAI are collectively referred to as the “Philippine Parties”) for the establishment and operation of City of Dreams Manila, with Melco Resorts Leisure, a co-licensee,
as the “special purpose entity” to operate the casino business and as representative for itself and on behalf

F-
71

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

22.	REGULAR LICENSE, COOPERATION AGREEMENT, OPERATING AGREEMENT AND MRP LEASE AGREEMENT FOR CITY OF DREAMS MANILA - continued

(a)	Regular License - continued

of the other
co-licensees
in dealings with PAGCOR. The Regular License has the same terms and conditions as the provisional license, and is valid until July 11, 2033. Further details of the terms and commitments under the Regular License are included in Note 23(b).

(b)	Cooperation Agreement
The Licensees and certain of its subsidiaries entered into a cooperation agreement (the “Cooperation Agreement”) and other related arrangements which govern the rights and obligations of the Licensees. Under the Cooperation Agreement, Melco Resorts Leisure is appointed as the sole and exclusive representative of the Licensees in connection with the Regular License and is designated as the operator to operate and manage City of Dreams Manila. Further details of the commitments under the Cooperation Agreement are included in Note 23(b).

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
non-gaming
operations of City of Dreams Manila.
As a result of the disruptions and impact caused by the COVID-19 outbreak, on
March 22, 2021,
Melco Resorts Leisure and PLAI entered into a supplemental agreement to the Operating Agreement where the monthly payments paid or payable by Melco Resorts Leisure from 2019 to 2022 were adjusted.

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
As a result of the disruptions and impact caused by the COVID-19 outbreak, on
March 22, 2021,
Melco Resorts Leisure and Belle entered into a supplemental agreement to the MRP Lease Agreement to make certain adjustments to the rental payments paid and payable by Melco Resorts Leisure for 2020 and 2021.
F-
72

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES

(a)	Capital Commitments
As of December 31, 2021, the Company had capital commitments contracted for but not incurred mainly for the construction and acquisition of property and equipment for Studio City, City of Dreams and Cyprus Operations totaling $452,698.

(b)	Other Commitments
Gaming Subconcession — Macau
On September 8, 2006, the Macau government granted a gaming subconcession to Melco Resorts Macau to operate its gaming business in Macau. Pursuant to the gaming subconcession agreement, Melco Resorts Macau committed to pay the Macau government the following:

i)	A fixed annual premium of MOP30,000,000 (equivalent to $3,735).

ii)	A variable premium depending on the number and type of gaming tables and gaming machines that Melco Resorts Macau operates. The variable premium is calculated as follows:

•	MOP300,000 (equivalent to $37) per year for each gaming table (subject to a minimum of 100 tables) reserved exclusively for certain kinds of games or to certain players;

•	MOP150,000 (equivalent to $19) per year for each gaming table (subject to a minimum of 100 tables) not reserved exclusively for certain kinds of games or to certain players; and

•	MOP1,000 (equivalent to $0.1) per year for each electrical or mechanical gaming machine, including the slot machine.

iii)	A special gaming tax of an amount equal to 35% of the gross revenues of the gaming business operations on a monthly basis.

iv)
A sum of 4% of the gross revenues of the gaming business operations to utilities designated by the Macau government (a portion of which must be used for promotion of tourism in Macau) on a monthly basis.

v)
Melco Resorts Macau must maintain a guarantee issued by a Macau bank in favor of the Macau government for
a maximum amount of MOP300,000,000 (equivalent to $37,349) until the 180 th
day after the termination date of the gaming subconcession.

As a result of the bank guarantee issued by the bank to the Macau government as disclosed in Note 23(b)(v) above, a sum of 1.75% per annum of the guarantee amount will be payable by Melco Resorts Macau quarterly to the bank.
Regular License — Philippines
Other commitments required by PAGCOR under the Regular License are as follows:

•	To secure a surety bond in favor of PAGCOR in the amount of PHP100,000,000 (equivalent to $1,970) to ensure prompt and punctual remittances/payments of all license fees.

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

•
Grounds for revocation of the Regular License, among others, are as follows: (a) failure to comply with material provisions of this license; (b) failure to remit license fees within 30 days from receipt of notice of default; (c)
 the holder
 has become bankrupt or insolvent; and (d) if the
debt-to-equity
ratio is more than 70:30. As of December 31, 2021 and 2020, MPHIL Holdings Group, as one of the Licensee parties, has complied with the required debt-to-equity
ratio under the definition as agreed with PAGCOR.

Cooperation Agreement — Philippines
Under the terms of the Cooperation Agreement, the Licensees are jointly and severally liable to PAGCOR under the Regular License and each Licensee (indemnifying Licensee) must indemnify the other Licensees for any losses suffered or incurred by that Licensee arising out of, or in connection with, any breach by the indemnifying Licensee of the Regular License. Also, each of the Philippine Parties and MPHIL Holdings Group agree to indemnify the non-breaching
party for any losses suffered or incurred as a result of a breach of any warranties.
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

i)
Annual license fee for the temporary casino and integrated casino resort of Euros (“EUR”)
2,500,000 (equivalent to $2,831) per year for the first four years, and EUR5,000,000 (equivalent to $5,662) per year for the next four years. Upon the completion of the eight years and thereafter every four years during the term of the Cyprus License, the Cyprus government may review the annual license fee, with minimum of EUR5,000,000 (equivalent to $5,662) per year and any increase in the annual license fee may not exceed 20% of the annual license fee paid annually during the previous four-year period.

ii)	Aggregate annual license fee for three operating satellite casinos of EUR2,000,000 (equivalent to $2,265).

iii)	A casino tax of an amount equal to 15% of the gross gaming revenue on a monthly basis and the rate shall not be increased during the period of exclusivity for the Cyprus License.

iv)	If the Cyprus Subsidiary fails to open the integrated casino resort by the opening date, as defined in the Cyprus License as April 30, 2021 which was further extended to September 30, 2022 based

F-7
4

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(b)	Other Commitments - continued

on the approval of the Steering Committee and the Council of Ministers in Cyprus made in February 2021 (the “Opening Date”), the Cyprus Subsidiary shall pay to the Cyprus government the amount of EUR10,000 (equivalent to $11) for each day the integrated casino resort remains unopened past the Opening Date, up to a maximum of
EUR1,000,000 (equivalent to $1,132). If the integrated casino resort does not open for 100 business days past the Opening Date, the Cyprus government may terminate the Cyprus License.
Studio City Land Concession — Macau
In accordance with the Studio City land concession and the extension granted by the Macau government as announced by Studio City International in May 2021, the land on which Studio City is located must be fully developed by December 27, 2022.

(c)	Guarantees
Except as disclosed in Notes 13 and 23(b), the Company has made the following significant guarantees as of December 31, 2021:

•
Melco Resorts Macau has issued a promissory note (“Livrança”) of MOP550,000,000 (equivalent to $68,472) to a bank in respect of the bank guarantee issued to the Macau government under its gaming subconcession.

•	Melco has entered into two deeds of guarantee with third parties amounting to $35,000 to guarantee certain payment obligations of the City of Dreams’ operations.

•
In October 2013, one of the Melco’s subsidiaries entered into a trade credit facility agreement for HK$200,000,000 (equivalent to $25,646) (“Trade Credit Facility”) with a bank to meet certain payment obligations of the Studio City project. The Trade Credit Facility which matured on August 31, 2021 was further extended to August 31, 2023, and is guaranteed by Studio City Company. As of December 31, 2021, approximately $641 of the Trade Credit Facility had been utilized.

•	Melco Resorts Leisure has issued a corporate guarantee of PHP100,000,000 (equivalent to $1,970) to a bank in respect of a surety bond issued to PAGCOR as disclosed in Note 23(b) under Regular License.

(d)	Litigation
On December 7, 2021, the Independent Liquor and Gaming Authority in Australia (“ILGA”) commenced proceedings in the Supreme Court of New South Wales against Melco and six individual directors and/or officers of Melco, principally seeking a payment of AUD3,676,000 (equivalent to $2,664) together with (i) the corresponding interest on such amount from August 3, 2020 to the date of judgment, and (ii) ILGA’s legal costs in the proceedings by ILGA allegedly associated with its seeking in its assessment of whether a major change was proposed or occurred as a result of Melco’s acquisition of shares in Crown in 2019. Based on the progress of such proceedings to date, the Company is currently unable to determine the range of reasonably possible losses, if any, and believes that the outcomes of such proceedings will have no material financial impact on the Company. No provision for disputed costs has been made in these consolidated financial statements.

F-7
5

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

23.	COMMITMENTS AND CONTINGENCIES - continued

(d)	Litigation - continued

As of December 31, 2021, the Company was a party to certain other legal proceedings which relate to matters arising out of the ordinary course of its business. Management believes that the outcomes of such proceedings have been adequately provided for or have no material impacts on the Company’s consolidated financial statements as a whole.

24.	RELATED PARTY TRANSACTIONS
During the years ended December 31, 2021, 2020 and 2019, the Company entered into the following significant related party transactions:

		Year Ended December 31,
Related companies	Nature of transactions	2021	2020	2019
Transactions with affiliated companies

Melco International and its subsidiaries	Revenues (services provided by the Company):
	Shared service fee income for corporate office	$1,345	$1,521	$1,366
	Management fee income for Cyprus project (1)	—	—	1,056
	Costs and expenses (services provided to the Company):
	Management fee expenses (2)	1,749	1,477	2,798
	Management fee expenses for Cyprus Project (1)	—	—	1,316
	Share-based compensation expenses (3)	6,641	7,021	2,218
A joint venture and a subsidiary of MECOM Power and Construction Limited (“MECOM”) (4)	Costs and expenses (services provided to the Company):
	Consultancy fee expense	—	—	10,031
	Purchase of assets :
	Construction and renovation work performed and recognized as property and equipment	—	—	10,174
Notes
(1)
The amount mainly represents management fee income for services provided by the Company to Melco International for management and operation for the project in Cyprus, and such amount was further recharged with mark-up
by a subsidiary of Melco International to ICR Cyprus Group. The amount represents the transactions for the period up to the completion of the Acquisition of ICR Cyprus on July 31, 2019 as described in Note 26.

(2)	The amount mainly represents management fee expenses for the services provided by the senior management of Melco International and for the operation of the office of Melco’s Chief Executive Officer.
(3)
The amount represents the share-based compensation expenses related to the grant of certain share-based awards under the Melco International Share Incentive Plan to an employee of the Company. Further information on the share-based compensation arrangements is included in Note 18.

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

Other Related Party Transactions
As of December 31, 2021, Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco held an aggregate principal amount of $60,000 and $5,500 senior notes issued by the subsidiaries of Melco, respectively. As of December 31, 2020, Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco held an aggregate principal amount of $60,000 and $6,500 senior notes issued by the subsidiaries of Melco, respectively.
During the year ended December 31, 2021, total interest expenses of $4,494 and $316 in relation to the senior notes issued by subsidiaries of Melco, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco, respectively. During the year ended December 31, 2020, total interest expenses of
$1,740
and
$

in relation to the senior notes issued by subsidiaries of Melco, were paid or payable to Mr. Lawrence Yau Lung Ho and his controlled entity; and an independent director of Melco, respectively. During the year ended December 31, 2019, total interest expenses of
$32
in relation to the senior notes issued by the subsidiaries of Melco were paid or payable to an independent director of Melco.
On July 31, 2019, the Company acquired from Melco International all of Melco International’s holdings of ordinary shares of ICR Cyprus. Further details of the transaction are included in Note 26.

(a)	Amounts Due from Affiliated Companies
The outstanding balances mainly arising from operating income or prepayment of operating expenses on behalf of the affiliated companies as of December 31, 2021 and 2020 are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2021	2020
Melco International and its subsidiaries and joint venture	$384	$765

(b)	Amounts Due to Affiliated Companies
The outstanding balances mainly arising from operating expenses and expenses paid by affiliated companies on behalf of the Company as of December 31, 2021 and 2020, are unsecured, non-interest
bearing and repayable on demand with details as follows:

	December 31,
	2021	2020

Subsidiaries of Melco International	$1,536	$1,656
Others	12	12

	$1,548	$1,668

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
The Company’s segment information for total assets and capital expenditures is as follows:

Total Assets	December 31,
	2021	2020	2019
Macau:
Mocha Clubs	$121,214	$132,304	$145,919
Altira Macau	266,161	307,657	429,980
City of Dreams	2,942,233	3,288,051	3,461,487
Studio City	3,668,526	3,407,884	3,153,721

Sub-total	6,998,134	7,135,896	7,191,107

The Philippines:
City of Dreams Manila	576,794	613,664	721,205

Cyprus:
Cyprus Operations	451,771	326,047	261,106

Corporate and Other	856,991	945,360	1,315,004

Total consolidated assets	$8,883,690	$9,020,967	$9,488,422

Capital Expenditures	Year Ended December 31,
	2021	2020	2019
Macau:
Mocha Clubs	$1,368	$3,490	$6,620
Altira Macau	6,123	11,519	17,707
City of Dreams	52,520	119,014	134,075
Studio City	505,783	214,625	89,846

Sub-total	565,794	348,648	248,248

The Philippines:
City of Dreams Manila	22,912	15,622	58,697

Cyprus:
Cyprus Operations	186,361	74,523	39,911

Corporate and Other	7,083	25,460	124,265

Total capital expenditures	$782,150	$464,253	$471,121

F-7
8

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

25.	SEGMENT INFORMATION - continued

The Company’s segment information and reconciliation to net (loss) income attributable to Melco Resorts & Entertainment Limited is as follows:

	Year Ended December 31,
	2021	2020	2019
Operating revenues
Macau:
Mocha Clubs	$84,954	$65,322	$117,473
Altira Macau	56,205	108,854	465,056
City of Dreams	1,146,919	985,619	3,050,491
Studio City	372,277	266,522	1,355,321

Sub-total	1,660,355	1,426,317	4,988,341

The Philippines:
City of Dreams Manila	268,597	224,688	602,479

Cyprus:
Cyprus Operations	52,631	51,005	94,731

Corporate and Other	30,773	25,913	51,250

Total operating revenues	$2,012,356	$1,727,923	$5,736,801

Adjusted property EBITDA (1)
Macau:
Mocha Clubs	$17,054	$3,560	$23,280
Altira Macau	(53,974)	(58,773)	51,470
City of Dreams	201,954	(1,326)	922,776
Studio City	(20,490)	(79,000)	415,098

Sub-total	144,544	(135,539)	1,412,624

The Philippines:
City of Dreams Manila	88,962	28,983	247,091

Cyprus:
Cyprus Operations	1,593	2,280	29,757

Total adjusted property EBITDA	235,099	(104,276)	1,689,472

Operating costs and expenses:
Payments to the Philippine Parties	(26,371)	(12,989)	(57,428)
Pre-opening costs	(4,157)	(1,322)	(4,847)
Development costs	(30,677)	(25,616)	(57,433)
Amortization of gaming subconcession	(57,276)	(57,411)	(56,841)
Amortization of land use rights	(22,832)	(22,886)	(22,659)
Depreciation and amortization	(499,739)	(538,233)	(571,705)
Land rent to Belle	(2,848)	(3,195)	(3,061)
Share-based compensation	(67,957)	(54,392)	(31,797)
Property charges and other	(30,575)	(47,223)	(20,815)
Corporate and Other expenses	(70,118)	(73,014)	(115,208)

Total operating costs and expenses	(812,550)	(836,281)	(941,794)

Operating (loss) income	$(577,451)	$(940,557)	$747,678

F-7
9

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

25.	SEGMENT INFORMATION - continued

	Year Ended December 31,
	2021	2020	2019
Non-operating income (expenses):
Interest income	$6,618	$5,134	$9,311
Interest expenses, net of amounts capitalized	(350,544)	(340,839)	(310,102)
Other financing costs	(11,033)	(7,955)	(2,738)
Foreign exchange gains (losses), net	4,566	(2,079)	(10,756)
Other income (expenses), net	3,082	(150,969)	(23,914)
Loss on extinguishment of debt	(28,817)	(19,952)	(6,333)
Costs associated with debt modification	—	(310)	(579)

Total non-operating expenses, net	(376,128)	(516,970)	(345,111)

(Loss) income before income tax	(953,579)	(1,457,527)	402,567
Income tax (expense) credit	(2,885)	2,913	(8,339)

Net (loss) income	(956,464)	(1,454,614)	394,228
Net loss (income) attributable to noncontrolling interests	144,713	191,122	(21,055)

Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(811,751)	$(1,263,492)	$373,173

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

The Company’s geographic information for long-lived assets is as follows:
Long-lived Assets

	December 31,
	2021	2020	2019
Macau	$6,080,616	$6,054,014	$6,207,746
The Philippines	341,307	369,664	398,110
Cyprus	378,738	232,374	152,066
Hong Kong and other foreign countries	32,972	64,702	86,726

Total long-lived assets	$6,833,633	$6,720,754	$6,844,648

F-
80

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
Acquisition of Japan Ski Resort
On November 28, 2019, the Company completed its acquisition of a 100%
equity interest in Kabushiki Kaisha Okushiga Kogen Resort (the “Japan Ski Resort”), a company which currently operates a ski resort in Nagano, Japan, for a cash consideration of Japanese Yen
1,685,000,000 (equivalent to $15,394), for its future business development in Japan. The acquisition was not material to the Company’s consolidated financial statements. In connection with this acquisition, the Company recorded goodwill of $13,731 which was primarily attributable to the benefit of future market development of the Company and was not deductible for tax purposes. Acquisition-related costs were expensed as incurred and were not significant.
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

27.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES
The Philippine subsidiaries
During the years ended December 31, 2020 and 2019, certain transactions, which affected Melco’s shareholding in MRP, were carried out and the Company recognized
a
decrease of $62 and $30 in Melco’s additional
paid-in
capital which reflected the adjustment to the carrying amount of noncontrolling interest in MRP, respectively.
As a result of the Reverse Stock Split, only those shareholders of MRP who originally owned
500,000 MRP common shares with a par value of PHP1 (equivalent to $0.02)
per share (each an “Original Share”) and in multiples thereof immediately prior to the Reverse Stock Split would now own whole shares (each a “MRP Whole Share”) of stock of MRP. Other holders of the Original Shares could now only hold a fractional share of MRP (“MRP Fractional Share”). To facilitate the elimination of MRP Fractional Shares held by other shareholders of MRP, MPHIL Corporation (“MPHIL”), a subsidiary of Melco, offered to purchase the

F-
81

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

27.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES - continued
The Philippine subsidiaries
 - continued

resulting MRP Fractional Shares at the purchase price to be calculated by multiplying the number of Original Shares represented by the relevant MRP Fractional Shares (which were equal to the number of Original Shares held by the relevant shareholder immediately prior to the Reverse Stock Split) by the price of PH
P7.25 (equivalent to $0.14)
per Original Share (“Fractional Share Elimination Plan”). A shareholder could also sell any MRP Whole Shares to MPHIL under the Fractional Share Elimination Plan. Any holder of MRP Fractional Shares and/or MRP Whole Shares may accept this offer during the two-year
period commencing from June 5, 2020.
During the year ended December 31, 2021, the Company through MPHIL and MCO (Philippines) Investments Limited, a subsidiary of Melco, purchased 123.103 common shares of MRP at a total consideration of
PHP440,032,000
(equivalent to $8,518) from the noncontrolling interests, which increased Melco’s shareholding in MRP and the Company recognized a decrease of $6,951 in Melco’s additional paid-in capital which reflected the adjustment to the carrying amount of the noncontrolling interest in MRP.
The Company retains its controlling financial interests in MRP before and after the above transactions.
Studio City International
During July and August 2020, Studio City International announced and completed a series of private offers of its 72,185,488 Class A ordinary shares and 14,087,299 ADSs, representing 56,349,196 Class A ordinary shares, to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to
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

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

27.	CHANGES IN SHAREHOLDINGS OF SUBSIDIARIES - continued
The schedule below discloses the effects of changes in Melco’s ownership interest in MRP and Studio City International on its equity:

	Year Ended December 31,
	2021	2020	2019
Net (loss) income attributable to Melco Resorts & Entertainment Limited	$(811,751)	$(1,263,492)	$373,173

Transfers (to) from noncontrolling interests:

The Philippine subsidiaries
Decrease in additional paid-in capital resulting from the issuance of common shares of MRP to independent directors	—	(16)	(30)
Decrease in additional paid-in capital resulting from purchases of common shares of MRP from the open market	(6,951)	(46)	—

Sub-total	(6,951)	(62)	(30)

Studio City International
Increase in additional paid-in capital resulting from the private placements	—	42	—

Sub-total	—	42	—

Changes from net (loss) income attributable to Melco Resorts & Entertainment Limited’s shareholders and transfers from noncontrolling interests	$(818,702)	$(1,263,512)	$373,143

28.	SUBSEQUENT EVENTS

(a)
On February 16, 2022, Studio City Company issued $350,000 in aggregate principal amount of 7.000% senior secured notes due February 15, 2027 at an issue price of 100% of the principal amount (the “2022 7.000% Studio City Secured Notes”). The net proceeds from the offering of the 2022 7.000% Studio City Secured Notes will be used to fund the capital expenditures of the remaining development project at Studio City and for general corporate purposes. All of the existing subsidiaries of Studio City Investments (other than Studio City Company) and any other future restricted subsidiaries as defined in the 2022 7.000% Studio City Secured Notes are guarantors to guarantee the indebtedness under the 2022 7.000% Studio City Secured Notes.

(b)
During February and March 2022, Studio City International respectively announced and completed a series of private offers of its 400,000,000 Class A ordinary shares to certain existing shareholders and holders of its ADSs, including Melco, with gross proceeds amounting to $300,000, of which approximately $134,944 was from noncontrolling interests and with approximately $165,056 from Melco (the “2022 Private Placements”). The 2022 Private Placements increased Melco’s shareholding in Studio City International which was funded by the Company’s drawdown of $170,000 from the 2020 Credit Facilities on February 23, 2022. The Company retains its controlling financial interests in Studio City International before and after the 2022 Private Placements.

F-8
3

MELCO RESORTS & ENTERTAINMENT LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 - continued
(In thousands of U.S. dollars, except share and per share data)

28.	SUBSEQUENT EVENTS - continued

(c)
On March 28, 2022, Melco entered into a facility agreement (the “Facility Agreement”) with Melco International pursuant to which a $250,000 revolving loan facility was granted by Melco as lender to Melco International as borrower for a period of 12 months after the first utilization date (the last day of such period being “Final Repayment Date”). Melco International may request for utilization of all or part of the loan from the date of the Facility Agreement until one month prior to the Final Repayment Date for general corporate purposes of Melco International and its subsidiaries (excluding the Company). Principal amounts outstanding under the Facility Agreement bear interest at an annual rate of 11%, with outstanding principal amounts and accrued interest payable by Melco International on the Final Repayment Date. As of March 31, 2022, the Facility Agreement remains undrawn.

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED BALANCE SHEETS
(In thousands of U.S. dollars, except share and per share data)

	December 31,
	2021	2020
ASSETS

Current assets:
Cash and cash equivalents	$4,069	$36,213
Amounts due from affiliated companies	201,303	150,651
Prepaid expenses and other current assets	9,467	4,044

Total current assets	214,839	190,908

Investments in subsidiaries	1,338,568	1,917,223
Deferred tax assets	3,314	6,015

Total assets	$1,556,721	$2,114,146

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accrued expenses and other current liabilities	$17,440	$20,488
Income tax payable	931	931
Amounts due to an affiliated company	249,215	174,989

Total current liabilities	267,586	196,408

Other long-term liabilities	1,512	3,419
Advances from affiliated companies	1,042,877	812,198

Total liabilities	1,311,975	1,012,025

Shareholders’ equity:
Ordinary shares, par value $0.01; 7,300,000,000 shares authorized; 1,456,547,942 and 1,456,547,942 shares issued; 1,423,370,314 and 1,430,965,312 shares outstanding, respectively	14,565	14,565
Treasury shares, at cost; 33,177,628 and 25,582,630 shares, respectively	(132,856)	(121,028)
Additional paid-in capital	3,238,600	3,207,312
Accumulated other comprehensive losses	(76,008)	(11,332)
Accumulated losses	(2,799,555)	(1,987,396)

Total shareholders’ equity	244,746	1,102,121

Total liabilities and shareholders’ equity	$1,556,721	$2,114,146

F-8
5

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF OPERATIONS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Operating revenues	$9,547	$14,614	$18,381

Operating costs and expenses:
General and administrative	(51,285)	(60,688)	(47,689)
Development costs	(32,000)	(30,242)	(50,795)
Property charges and other	(956)	(3,782)	—

Total operating costs and expenses	(84,241)	(94,712)	(98,484)

Operating loss	(74,694)	(80,098)	(80,103)

Non-operating income (expenses):
Interest income	20	58	305
Foreign exchange gains (losses), net	6,211	(4,871)	(1,983)
Other income, net	15,092	14,530	11,627
Share of results of subsidiaries	(755,678)	(1,195,569)	442,325

Total non-operating (expenses) income, net	(734,355)	(1,185,852)	452,274

(Loss) income before income tax	(809,049)	(1,265,950)	372,171
Income tax (expense) credit	(2,702)	2,458	1,002

Net (loss) income	$(811,751)	$(1,263,492)	$373,173

F-8
6

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Net (loss) income	$(811,751)	$(1,263,492)	$373,173

Other comprehensive (loss) income:
Foreign currency translation adjustments	(64,676)	7,471	40,529

Other comprehensive (loss) income	(64,676)	7,471	40,529

Total comprehensive (loss) income	$(876,427)	$(1,256,021)	$413,702

F-8
7

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
CONDENSED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Year Ended December 31,
	2021	2020	2019
Cash flows from operating activities:
Net cash (used in) provided by operating activities	$(21,401)	$389,520	$413,044

Cash flow from an investing activity:
Advances to subsidiaries	(20,005)	(282,605)	(100,065)

Cash used in an investing activity	(20,005)	(282,605)	(100,065)

Cash flows from financing activities:
Repurchase of shares	(52,026)	(44,977)	—
Proceeds from exercise of share options	7,101	1,061	2,700
Advances from subsidiaries	54,187	3,685	24,281
Dividends paid	—	(79,116)	(300,995)

Net cash provided by (used in) financing activities	9,262	(119,347)	(274,014)

(Decrease) increase in cash and cash equivalents	(32,144)	(12,432)	38,965

Cash and cash equivalents at beginning of year	36,213	48,645	9,680

Cash and cash equivalents at end of year	$4,069	$36,213	$48,645

Supplemental cash flow disclosures:
Cash refund for income taxes	$—	$—	$638
Assignment of advance to subsidiary to offset with advance from subsidiary	$235,897	$—	$—
Capitalization of advance to subsidiary as investment in subsidiary	$235,897	$—	$—

F-8
8

MELCO RESORTS & ENTERTAINMENT LIMITED
ADDITIONAL INFORMATION - FINANCIAL STATEMENT SCHEDULE 1
FINANCIAL INFORMATION OF PARENT COMPANY
NOTES TO FINANCIAL STATEMENT SCHEDULE 1
(In thousands of U.S. dollars)

1.
Schedule 1 has been provided pursuant to the requirements of Rule
12-04(a)
and
4-08(e)(3)
of Regulation
S-X,
which require condensed financial information as to financial position, cash flows and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2021, approximately $964,000 of the restricted net assets were not available for distribution and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2021, 2020 and 2019. The Company received cash dividends of nil, $325,000 and $400,000 from its subsidiary during the years ended December 31, 2021, 2020 and 2019, respectively.

2.	Basis of Presentation
The accompanying condensed financial information has been prepared using the same accounting policies as set out in Melco’s consolidated financial statements except that the parent company has used the equity method to account for its investments in subsidiaries.

F-8
9